Form 20-F
period 2018-12-31
AZUL SA
filed 2019-04-30
CIK 1432364

As submitted to the Securities and Exchange Commission on April 30, 2019.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

928,965,058 Common Shares

326,631,190 Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒    No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Emerging growth company ☐

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

GLOSSARY OF AIRLINE AND OTHER TERMS:

The following is a glossary of industry and other defined terms used in this annual report:

•	“ABEAR” means the Brazilian Association of Airline Companies (Associação Brasileira das Empresas Aéreas).

•	“ABRACORP” means the Brazilian Corporate Agencies Association (Associação Brasileira de Agências Corporativas).

•	“ADR” means American depositary receipts.

•	“Aeroportos Brasil,” a private consortium that operates Viracopos airport jointly with INFRAERO.

•	The “Águia Branca Group,” or “Grupo Águia Branca,” is a Brazilian transportation and logistics conglomerate controlled by the Chieppe family.

•	“Airbus” means Airbus S.A.S.

•	“Airbus Group” means Airbus Group N.V.

•	“aircraft utilization” represents the average number of block hours operated per day per aircraft for our operating fleet, excluding spare aircraft and aircraft in maintenance.

•	“ANAC” refers to the Brazilian National Civil Aviation Agency (Agência Nacional de Aviação Civil).

•	“Atlantic Gateway” means Atlantic Gateway, SPGS, Lda., an entity jointly owned by our principal shareholder, Hainan and another European investor.

•	“ATR” means aircraft with turboprop propulsion manufactured by Avions de Transport Régional G.I.E.

•	“audited consolidated financial statements” means our audited consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016.

•	“available seat kilometers,” or “ASKs,” represents aircraft seating capacity multiplied by the number of kilometers the aircraft is flown.

•	“AVB” means AVB Holding S.A.

•	“average fare” means total passenger revenue divided by passenger flight segments.

•	“average ticket revenue per booked passenger” means total passenger revenue divided by booked passengers.

•	“Avianca Brasil” means Oceanair Linhas Aéreas S.A.

•	“Avolon” means Avolon Holdings Limited.

•

“block hours” means the number of hours during which the aircraft is in revenue service, measured from the time it closes the door at the departure of a revenue flight until the time it opens the door at the arrival on the gate at destination.

•	“Boeing” means The Boeing Company.

•	“booked passengers” means the total number of passengers booked on all passenger flight segments.

•	“BR Distribuidora” means Petrobras Distribuidora S.A., a subsidiary of Petrobras.

•	“CADE” refers to the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica).

•	“Calfinco” means Calfinco, Inc., a wholly-owned subsidiary of United.

•	“CAPA” means the Centre for Aviation, a provider of independent aviation market intelligence, analysis and data services.

•	“Cape Town Convention” means the Convention on International Interests in Mobile Equipment and its protocol on Matters Specific to Aircraft Equipment, concluded in Cape Town on November 16, 2001.

•	“CASK” represents total operating cost divided by available seat kilometers.

•	“CBP” means United States Customs and Border Protection.

•	“completion rate” means the percentage of completion of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).

•	“Correios” means the Brazilian Postal Service (Empresa Brasileira de Correios e Telégrafos).

•	“crewmembers” is a term we use to refer to all our employees, including aircraft crew, airport ground, call center, maintenance and administrative personnel.

•	“CVM” means the Brazilian Securities Commission (Comissão de Valores Mobiliários).

•	“DECEA” means the Brazilian Department of Airspace Control (Departamento de Controle do Espaço Aéreo).

•	“departure” means a revenue flight segment.

•	“DOT” means the United States Department of Transportation.

•

“economic interest” means a participation in the total equity value of our company, calculated as if all common shares issued and outstanding had been converted into preferred shares at the conversion ratio of 75.0 common shares to 1.0 preferred share pursuant to the mechanisms set forth in our bylaws.

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

•	“Multiplus” means Multiplus Fidelidade S.A., LATAM’s loyalty program.

•	“Net promoter score (NPS)” means a customer loyalty metric that we use to measure how willing a customer is to recommend our service.

•	“on-time performance” refers to the percentage of an airline’s scheduled flights that were operated and that arrived within 15 minutes of the scheduled time.

•	“operating fleet” means aircraft in service, spare aircraft and aircraft undergoing maintenance.

•	“passenger flight segments” means the total number of revenue passengers flown on all revenue flight segments.

•	“Petrobras” means Petróleo Brasileiro S.A., a mixed economy corporation in the oil and gas industry that is majority owned by the Brazilian government.

•	“pitch” means the distance between a point on one seat and the same point on the seat in front of it.

•	“PRASK” means passenger revenue divided by ASKs.

•	“PRASK premium” refers to the positive difference between an airline’s PRASK and its main competitor’s PRASK over a given time period.

•	“preferred shares” means our preferred shares issued and outstanding.

•	“principal shareholder” means David Neeleman.

•	“RAB” means the Brazilian Aeronautical Registry (Registro Aeronáutico Brasileiro).

•	“RASK” or “unit revenue” means operating revenue divided by ASKs.

•	“revenue passenger kilometers” or “RPKs” means one-fare paying passenger transported per kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

•	“route” means a segment between a pair of cities.

•	“Shareholders’ Agreement” means that certain shareholders’ agreement, dated September 1, 2017, entered into by and between us and the holders of our common shares, David Neeleman, Hainan and Calfinco.

•	“Smiles” means Smiles Fidelidade S.A., Gol’s loyalty program.

•	“stage length” means the average number of kilometers flown per flight.

•	“TAP” means TAP – Transportes Aéreos Portugueses, SGPS, S.A.

•

“TAP bonds” means Tranche A 7.5% bonds due March 2026 issued by TAP and convertible into TAP special shares that, once issued, will represent certain capital and voting equity, and which are entitled to a right to receive certain dividends.

•	“TRIP” means the entity formerly known as TRIP Linhas Aéreas S.A.

•	“TRIP acquisition” means our 2012 acquisition of TRIP.

•	“trip cost” represents operating expenses adjusted for non-recurring events divided by departures.

•	“TRIP’s former shareholders” means, collectively, the Caprioli family and the Águia Branca Group.

•	“TSA” means the United States Transportation Security Administration.

•	“United” means United Airlines Inc.

•	“Viracopos” means the main airport of Campinas, located approximately 100 km from the city of São Paulo.

•	“yield” represents the average amount one passenger pays to fly one kilometer.

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

Presentation of Financial and Other Information

Our audited consolidated financial statements as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018, 2017 and 2016 are included in this annual report. Our financial statements were prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The financial information presented in this annual report should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report and the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects.”

Convenience Translations

This annual report contains conversions of certain Brazilian real amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Brazilian real amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate or any other exchange rate as of that or any other date. Unless we indicate otherwise, the U.S. dollar equivalent for information in Brazilian reais is based on the commercial selling rate published by the Central Bank of Brazil on December 31, 2018, which was R$3.87 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Brazilian reais.

Rounding

Certain amounts and percentages included in this annual report, including in the section entitled “Item 5. Operating and Financial Review and Prospects,” have been rounded for ease of presentation. Percentage figures included in this annual report have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this annual report may vary from those obtained by performing the same calculations using the figures in our financial statements. Certain other amounts that appear in this annual report may not add up due to rounding.

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

The following tables summarize our financial data for each of the periods indicated. You should read this information in conjunction with the items below, all included elsewhere in this annual report:

•	our audited consolidated financial statements as of December 31, 2018 and 2017, and for each of the three years in the period ended December 31, 2018, 2017 and 2016 and the related notes; and

•	the information under “Item 5. Operating and Financial Review and Prospects.”

Our selected financial data included below is derived from our financial statements, which were prepared in accordance with IFRS. Our selected financial data as of December 31, 2018 and 2017 and for each of the three years ended December 31, 2018 is derived from our audited consolidated financial statements included elsewhere in this annual report. Our financial data as of and for the year ended December 31, 2015 and 2014 has been derived from our audited consolidated financial statements in accordance with IFRS, for the periods indicated.

On January 1, 2018, we adopted the new revenue recognition standard, Revenue from Contracts with Customers, or IFRS 15, which impacted the classification and timing of recognition of certain ancillary revenues, such as baggage fees, administrative charges, upgrades and other travel related charges that were previously classified in other revenue to passenger revenue. These ancillary fees are directly related to passenger travel and will no longer be considered distinct performance obligations separate from the passenger travel component. In this context, such ancillary revenues, which were previously recognized when sold, are now recognized when transportation is provided. The impact of IFRS 15 on our revenue results for the year ended December 31, 2017 is presented in “Note 3.17. Revenue from contracts with customers” to our audited consolidated financial statements. For more information about these changes, see “Note 3.20. New and amended standards and interpretations” to our audited consolidated financial statements.

In July 2014, the IASB published the final version of IFRS 9 – Financial Instruments, which superseded IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 is applicable for annual periods beginning on or after January 1, 2018. Except for hedge accounting, retrospective application is required, but comparative information is not required. The Company adopted the new standard on January 1, 2018 and opted not to present comparative information showing retroactively the results from the adoption of IFRS 9. For more information on the impact of IFRS 9 see “Note 3.20. New and amended standards and interpretations” to our audited consolidated financial statements.

Statements of Operations Data

	For the Years Ended December 31,
	2018	2018	2017	2016	2015	2014
	(US$)(1)	(R$)	(R$)	(R$)	(R$)	(R$)
	(in thousands, except amounts per share and %)
Operating revenue
Passenger revenue	2,237,569	8,670,132	6,695,340	5,786,809	5,575,344	5,129,613

Other revenue	124,710	483,225	1,094,157	883,082	682,522	673,440

Total revenue(2)	2,362,279	9,153,357	7,789,497	6,669,891	6,257,866	5,803,053

Operating expenses
Aircraft fuel	(682,425)	(2,644,261)	(1,848,195)	(1,560,223)	(1,917,606)	(1,955,036)
Salaries, wages and benefits	(364,668)	(1,413,017)	(1,296,166)	(1,091,871)	(1,042,119)	(991,449)
Aircraft and other rent	(389,684)	(1,509,947)	(1,181,731)	(1,160,912)	(1,171,325)	(689,055)
Landing fees	(152,808)	(592,100)	(490,569)	(442,692)	(382,610)	(314,402)
Traffic and customer servicing	(102,042)	(395,395)	(357,841)	(327,289)	(307,926)	(240,783)
Sales and marketing	(95,144)	(368,663)	(309,540)	(276,203)	(258,214)	(239,359)
Maintenance, materials and repairs	(130,194)	(504,477)	(568,144)	(708,739)	(643,897)	(353,339)
Depreciation and amortization	(83,850)	(324,902)	(299,793)	(301,201)	(217,983)	(197,755)
Other operating expenses, net	(225,856)	(875,148)	(572,497)	(456,475)	(483,773)	(420,949)
	(2,226,672)	(8,627,909)	(6,924,476)	(6,325,605)	(6,425,453)	(5,402,127)
Operating income (loss)	135,606	525,448	865,021	344,286	(167,587)	400,926
Financial result
Financial income	10,683	41,393	94,805	51,067	43,178	41,518
Financial expense	(105,865)	(410,207)	(524,033)	(731,200)	(685,919)	(460,049)
Derivative financial instruments, net	76,931	298,094	(90,171)	10,800	(82,792)	4,245
Foreign currency exchange, net	(50,249)	(194,706)	57,871	179,668	(184,305)	(74,104)
Result from related party transactions, net	88,284	342,083	194,351	163,045	—	—
Net income (loss) before income tax and social contribution	155,390	602,105	597,844	17,666	(1,077,425)	(87,464)
Income tax and social contribution	(2,897)	(11,224)	2,875	8,731	(1,366)	(4,368)
Deferred income tax and social contribution	(44,029)	(170,604)	(71,680)	(152,711)	3,886	26,792
Net (loss) income for the year	108,464	420,277	529,039	(126,314)	(1,074,905)	(65,040)
Basic (loss) income for the year per common share R$/US$(3)	0.00	0.02	0.02	(0.01)	(0.07)	(0.00)
Diluted (loss) income for the year per common share R$/US$(3)	0.00	0.02	0.02	(0.01)	(0.07)	(0.00)
Basic (loss) income for the year per preferred share R$/US$(3)	0.32	1.24	1.68	(0.55)	(5.42)	(0.35)
Diluted (loss) income for the year per preferred share R$/US$(3)	0.32	1.23	1.64	(0.55)	(5.42)	(0.35)

	For the Years Ended December 31,
	2018	2018	2017	2016	2015	2014
	(US$)(1)	(R$)	(R$)	(R$)	(R$)	(R$)
	(in thousands, except amounts per share and %)
Other financial data (unaudited):
EBITDA(4)	289,970	1,123,574	1,162,061	778,833	(449,148)	437,601
Adjusted EBITDA(5)	292,568	1,133,644	1,164,814	645,487	50,396	598,681
Adjusted EBITDAR(6)	682,252	2,643,591	2,346,545	1,806,399	1,221,721	1,287,736
Adjusted EBITDAR Margin (%)(7)	28.7%	28.7%	30.1%	27.1%	19.5%	22.2%

(1)

For convenience purposes only, the amounts in reais for the year ended December 31, 2018 have been translated to U.S. dollars using the rate R$3.87 as of December 31, 2018, which was the commercial selling rate for U.S. dollars as of December 31, 2018, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

(2)

On January 1, 2018, we adopted IFRS 15, which impacted the classification and timing of recognition of certain ancillary items such as bags, upgrades, itinerary changes and other air travel-related fees. For more information about these changes, see “Note 3.20. New and amended standards and interpretations” to our audited consolidated financial statements. Prior periods are in accordance with IAS 11 and IAS 18. The pro-forma impact of IFRS 15 on our revenue results for the year ended December 31, 2017 is presented in “Note 3.17. Revenue from contracts with customers” to our audited consolidated financial statements.

(3)	Reflects the conversion ratio of 75.0 common shares to 1.0 preferred share and a two-for-one stock split on February 23, 2017.
(4)

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

(5)

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

(6)

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

(7)	Represents Adjusted EBITDAR divided by total operating revenue.

The following table presents the reconciliation of the non-IFRS performance measures EBITDA and Adjusted EBITDA and the valuation metric Adjusted EBITDAR to net income (loss) for the periods indicated below:

	For the Years Ended December 31,
	2018(1)	2018	2017	2016	2015	2014
	(US$)	(R$)	(R$)	(R$)	(R$)	(R$)
	(in thousands, except Adjusted EBITDAR margin)
Reconciliation:
Net income (loss) for the year	108,464	420,277	529,039	(126,314)	(1,074,905)	(65,040)
Plus (minus):
Interest expense(2)	58,974	228,514	315,028	497,557	450,960	364,255
Interest income(3)	(8,245)	(31,947)	(50,604)	(37,591)	(40,666)	(36,945)
Income tax and social contribution	2,897	11,224	(2,875)	(8,731)	1,366	4,368
Deferred income tax and social contribution	44,029	170,604	71,680	152,711	(3,886)	(26,792)
Depreciation and amortization	83,850	324,902	299,793	301,201	217,983	197,755
EBITDA(4)	289,970	1,123,574	1,162,061	778,833	(449,148)	437,601
Foreign currency exchange, net(5)	50,249	194,706	(57,871)	(179,668)	184,305	74,104
Derivative financial instruments, net(6)	76,931	298,094	90,171	(10,800)	82,792	(4,245)
Other financial expenses(7)	46,891	181,693	209,005	233,643	234,959	95,794
Other financial income(8)	(2,438)	(9,446)	(44,201)	(13,476)	(2,512)	(4,573)
Result from related party transactions, net	(88,284)	(342,083)	(194,351)	(163,045)	—	—
Non-recurring events	73,112	283,294	—	—	—	—
Adjusted EBITDA(4)(9)	292,568	1,133,644	1,164,814	645,487	50,396	598,681
Aircraft and other rent	389,684	1,509,947	1,181,731	1,160,912	1,171,325	689,055
Adjusted EBITDAR(10)	682,252	2,642,591	2,346,545	1,806,399	1,221,721	1,287,736
Adjusted EBITDAR Margin (%)(11)	28.7%	28.7%	30.1%	27.1%	19.5%	22.2%

(1)

For convenience purposes only, the amounts in reais for the year ended December 31, 2018 have been translated to U.S. dollars using the rate R$3.87 as of December 31, 2018, which was the commercial selling rate for U.S. dollars as of December 31, 2018, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

(2)

Interest expense is interest on loans and interest on factoring credit card, and travel agencies receivables, which is a component of financial expense. See “Note 23. Other operating expenses, net” to our audited consolidated financial statements.

(3)	Interest income is interest on short-term investments, which is a component of financial income. See Note 23 to our audited consolidated financial statements.
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

(5)	Represents the foreign exchange remeasurement on U.S. dollar and Euro denominated assets and liabilities.
(6)	Represents currency forward contracts used to protect our U.S. dollar exposure.
(7)	Other financial expenses are a component of our financial expense. See “Note 23. Other operating expenses, net” to our audited consolidated financial statements.
(8)	Other financial income is a component of our financial income. See “Note 23. Other operating expenses, net” to our audited consolidated financial statements.
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

Note Regarding the Use of Non-GAAP Financial Measures

The Company provides financial information in this filing that was not prepared in accordance with IFRS and should not be considered as an alternative to the information prepared in accordance with IFRS. This financial information, which has not been prepared in accordance with IFRS, has been denominated non-GAAP measures (Non Generally Accepted Accounting Principles). The Company provides supplemental non-IFRS financial information, which the Company’s management utilizes to evaluate its ongoing financial performance and the Company believes provides additional insight to investors as supplemental information to its IFRS results. The following measures are often provided, and utilized by the Company’s management, analysts, and investors to enhance comparability of year-over-year results, as well as to compare results to other airlines: EBITDA, non-IFRS; Adjusted EBITDA, non-IFRS; Adjusted EBITDAR, non-IFRS; Available seat kilometers (ASKs), non-IFRS; Passenger revenue per ASK (PRASKs), non-IFRS; Operating revenue per ASK (RASK), non-IFRS; and total operating cost divided by ASK (CASK) non-IFRS amongst others.

Balance Sheet Data

The following tables present key line items from our historical balance sheet data:

	As of December 31,
	2018(1)	2018	2017	2016	2015	2014
	(US$)	(R$)	(R$)	(R$)	(R$)	(R$)
	(in thousands)
Cash and cash equivalents	301,728	1,169,136	762,319	549,164	636,505	388,959

Total assets	3,043,565	11,793,206	10,316,616	8,400,409	7,839,164	6,239,199

Loans and financing(2)	956,442	3,706,22	3,489,887	4,034,495	4,810,945	3,259,184
Equity	816,481	3,163,700	2,833,610	1,001,987	(392,169)	416,495
Issued capital	570,201	2,209,415	2,163,377	1,488,601	479,423	474,001

Total liabilities and equity	3,043,565	11,793,206	10,316,616	8,400,409	7,839,164	6,239,199

(1)

For convenience purposes only, the amounts in reais for the year ended December 31, 2018 have been translated to U.S. dollars using the rate R$3.87 as of December 31, 2018, which was the commercial selling rate for U.S. dollars as of December 31, 2018 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

(2)	Includes current and non-current loans and financing.

Operating Data

	As of and For the Years Ended December 31,
	Unaudited
	2018(1)	2018	2017	2016	2015	2014
Operating Statistics (unaudited):
Operating aircraft at end of period	125	125	122	123	144	138

Total aircraft at end of period	143	143	147	139	152	153

Cities served at end of period	110	110	104	102	102	106
Average daily aircraft utilization (hours)	10.4	10.4	10.5	10.1	9.5	9.6
Stage length (km)	1,006	1,006	905	848	830	727
Number of departures	262,312	262,312	259,966	261,611	280,832	283,755
Block hours	433,945	433,945	407,416	403,888	435,683	422,873
Passenger flight segments	23,122,440	23,122,440	22,014,009	20,619,707	21,794,939	20,409,931
Revenue passenger kilometers (RPKs) (million)	24,156	24,156	20,760	18,236	18,636	15,671
Available seat kilometers (ASKs) (millions)	29,353	29,353	25,300	22,869	23,423	19,747
Load Factor (%)	82.3%	82.3%	82.1%	79.7%	79.6%	79.4%
Passenger revenue (in thousands)	US$2,237,569	8,670,132	R$6,695,340	R$5,786,809	R$5,575,344	R$5,129,613
Passenger revenue per ASK (cents) (PRASK) (2)	US$7.62	29.54	R$26.46	R$25.30	R$23.80	R$25.98

	As of and For the Years Ended December 31,
	Unaudited
	2018(1)	2018	2017	2016	2015	2014
Operating revenue per ASK (cents) (RASK) (2)	US$8.05	31.18	R$30.79	R$29.17	R$26.72	R$29.39
Yield per ASK (cents)	US$9.26	35.89	R$32.25	R$31.73	R$29.92	R$32.73
Trip cost	US$8,260	32,007	R$26,636	R$24,179	R$22,880	R$19,038
End-of-period FTEs per aircraft	94	94	89	84	73	76
CASK (cents)	US$7.59	29.39	R$27.37	R$27.66	R$27.43	R$27.36
CASK ex-fuel (cents)(3)	US$5.26	20.39	R$20.06	R$20.84	R$19.25	R$17.46
CASK ex-fuel adjusted (cents)(4)	US$5.06	19.59	R$20.06	R$20.84	R$19.25	R$17.46
Fuel liters consumed (thousands)	1,033,712	1,033,712	939,907	880,941	906,778	789,150
Average fuel cost per liter	US$0.66	2.56	R$1.97	R$1.77	R$2.11	R$2.48

(1)

For convenience purposes only, the amounts in reais for the year ended December 31, 2018 have been translated to U.S. dollars using the rate R$3.87 as of December 31, 2018, which was the commercial selling rate for U.S. dollars as of December 31, 2018, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

(2)

On January 1, 2018, we adopted IFRS 15, which impacted classification and timing of recognition of certain ancillary items such as bags, upgrades, itinerary changes and other air travel-related fees. For more information about these changes, see “Note 3.20. New and amended standards and interpretations” to our audited consolidated financial statements. Prior periods are in accordance with IAS 11 and IAS 18. The pro-forma impact of IFRS 15 on our revenue results for the year ended December 31, 2017 is presented in “Note 3.17. Revenue from contracts with customers” to our audited consolidated financial statements.

(3)	CASK (ex-fuel) means CASK excluding all fuel costs.
(4)	CASK ex-fuel adjusted for non-recurring costs related to aircraft sale and the 2018 truckers’ strike.

B.	Capitalization and Indebtedness

The table below presents our consolidated capitalization as of December 31, 2018 on a historical basis. The information presented below is derived from our consolidated financial statements as of December 31, 2018. This table should be read in conjunction with, and is qualified in its entirety by reference to “Item 5.B. Liquidity and Capital Resources—Loans and Financings,” “Item 3.A. Selected Financial Data and “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included elsewhere in this annual report.

	Actual
	US$(1)	R$
	(in thousands)
Current loans and financing	86,469	335,051
Noncurrent loans and financing	869,973	3,370,971
Current derivative financial instruments liability	46,706	180,975
Noncurrent derivative financial instruments liability	67,105	260,019
Total equity	816,481	3,163,700

Total capitalization(2)	1,886,734	7,310,716

(1)

For convenience purposes only, the amounts in reais for the year ended December 31, 2018 have been translated to U.S. dollars using the rate R$3.87 as of December 31, 2018, which was the commercial selling rate for U.S. dollars as of December 31, 2018, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

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

In addition, Brazil has experienced a recession from 2014 to 2016 and although macroeconomic conditions have improved in 2017 and 2018, the Brazilian federal government is facing mounting pressure to implement economic reforms, see —“Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Financial Condition and Results of Operations.” We cannot predict what measures the Brazilian federal government will take in the face of mounting macroeconomic pressures or otherwise.

Developments in Brazil’s political landscape, such as presidential elections held in October 2018, may also impact us. Uncertainty over whether the current Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our preferred shares, including in the form of ADSs. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and the trading price of our preferred shares, including in the form of ADSs. See “—The ongoing economic uncertainty and political instability in Brazil may adversely affect us and the price of our preferred shares, including in the form of ADSs.”

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

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as Lava Jato, have negatively impacted the Brazilian economy and political environment. Members of the Brazilian government, as well as senior officers of large state-owned companies, have faced or are currently facing allegations or convictions of, or have entered into plea bargain or leniency agreements for crimes related to crimes of political of corruption and money laundering. These individuals are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties of the government that were unaccounted for or not publicly disclosed. These funds were also allegedly destined toward the personal enrichment of certain individuals. A number of senior politicians, including members of Congress, and high-ranking executives officers of major corporations and state-owned companies in Brazil have been arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors and/or have resigned or been removed from their positions. The potential outcome of Lava Jato, as well as other ongoing corruption-related investigations is uncertain, but they have already had an adverse impact on the image and reputation of those companies that have been implicated as well as on the general market perception of the Brazilian economy, political environment and the Brazilian capital markets. We have no control over, and cannot predict, whether such investigations, allegations, convictions, plea bargains and agreements will lead to further political and economic instability or whether new allegations, convictions, plea bargaining or agreements against or with government officials, officers and/or companies will arise in the future. In addition, we cannot predict the outcome of any such allegations, convictions, plea bargains and agreements, nor their effect on the Brazilian economy.

President Dilma Rousseff was suspended from office on May 12, 2016, when the Brazilian Senate voted to hold a trial on impeachment charges against her. President Rousseff was replaced by Vice-President Michel Temer, who served as acting President until Ms. Rousseff was permanently removed from office by the Senate on August 31, 2016 for infringing budgetary laws. Michel Temer then became President for the remainder of the presidential term until December 2018. In June 2017, the Brazilian Higher Electoral Court (Tribunal Superior Eleitoral) cleared the electoral alliance formed by Ms. Rousseff and Mr. Temer of charges that it had violated campaign finance laws in the 2014 election. Despite this, Mr. Temer remains the subject of investigations by the Brazilian Federal Police and the Office of the Brazilian Federal Prosecutor relating to allegations of corruption. We cannot predict how the ongoing investigations and proceedings will affect us or the price of our preferred shares, including in the form of ADRs.

In October 2018, Jair Bolsonaro was elected president, and his term began in January 2019. Although Mr. Bolsonaro has promised in his campaign to implement economic reforms, we cannot predict which policies the new President of Brazil may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on us or the price of our preferred shares, including in the form of ADRs. Furthermore, uncertainty over whether the acting Brazilian government under the new administration will implement changes in policy or regulation in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the securities issued abroad by Brazilian companies.

In addition, political demonstrations in Brazil over the last few years have affected the development of the Brazilian economy and investors’ perceptions of Brazil. For example, street protests, which started in mid-2013 and continued through 2016, demonstrated the public’s dissatisfaction with the worsening Brazilian economic condition (including an increase in inflation and fuel prices, as well as rising unemployment), the perception of widespread corruption, and the potential for severe water and electricity rationing following a decrease in rainfall and water reservoir levels throughout Brazil in early 2016.

Any of the above factors may create additional political uncertainty, which could have a material adverse effect on the Brazilian economy and, consequently, on us and the price of our preferred shares, including in the form of ADSs.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our preferred shares, including in the form of ADSs.

The Brazilian currency has been historically volatile and has devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real depreciated against the U.S. dollar by 1.8% at year-end 2017 as compared to year-end 2016. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.31 per U.S. dollar on December 31, 2017, and R$3.87 per U.S. dollar on December 31, 2018, reflecting a 17.1% depreciation in the real against the U.S. dollar. There can be no assurance that the real will not depreciate against the U.S. dollar or other currencies in the future.

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

Most of our revenues are linked to the real and a significant part of our operating expenses, such as fuel, certain aircraft operating lease agreements, certain flight hour maintenance contracts and aircraft insurance, are denominated in, or linked to, foreign currency. In addition, we have and may incur substantial amounts of U.S. dollar-denominated operating lease or financial obligations, fuel costs linked to the U.S. dollar and U.S. dollar-denominated indebtedness in the future or similar exposures to other foreign currencies. As of December 31, 2018, 2017 and 2016, 55.3%, 52.7% and 53.4% of our operating expenses, respectively, were denominated in, or linked to, foreign currency.

We are not always fully-hedged against fluctuations of the real. In light of the foregoing, there can be no assurance we will be able to protect ourselves against the effects of fluctuations of the real. Depreciation of the real could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole, harm us, curtail access to financial markets and prompt government intervention, including recessionary governmental policies. Depreciation of the real can also, as in the context of the current global economic recovery, lead to decreased consumer spending, and reduced growth of the economy as a whole.

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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, Brazilian inflation rates were 3.8%, 2.9%, 6.3%, 10.7% and 6.4% for the years 2018, 2017, 2016 and 2015 and 2014, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could adversely affect us and the price of our preferred shares, including in the form of ADSs. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the SELIC (Sistema Especial de Liquidação e Custódia), the Central Bank’s overnight rate, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil), or COPOM, increased from 10.00% at the beginning of 2014 to a high point of 14.25% in 2016 before a series of rate reductions in 2017 and 2018, bringing the SELIC rate down to 7.00% as of December 31, 2017 and to 6.50% as of December 31, 2018. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

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

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, Brazilian companies may have their businesses adversely affected. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to Brazilian companies and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.

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

Brazil has lost its investment grade sovereign debt credit rating by the three main U.S. based credit rating agencies, Standard & Poor’s, Moody’s and Fitch. Standard & Poor’s downgraded Brazil’s sovereign debt credit rating from BBB- to BB+ in September 2015, subsequently reduced it to BB in February 2016, and maintained its negative outlook on the rating, citing Brazil’s fiscal difficulties and economic contraction as signs of a worsening credit situation. In December 2015, Moody’s placed Brazil’s Baa3 sovereign debt credit rating on review and downgraded Brazil’s sovereign credit rating in February 2016 to Ba2 with a negative outlook, citing the prospect for further deterioration in Brazil’s indebtedness figures amid a recession and challenging political environment. Fitch downgraded Brazil’s sovereign credit rating to BB+ with a negative outlook in December 2015, citing the country’s rapidly expanding budget deficit and worse-than-expected recession, and further downgraded Brazil’s sovereign debt credit rating in May 2016 to BB with a negative outlook. On January 11, 2018 Standard and Poor’s downgraded Brazil’s sovereign credit rating due to concerns over a large deficit, stalled pension reform and presidential elections. On February 23, 2018, Fitch further downgraded Brazil’s sovereign credit rating to BB-minus with a stable outlook. On April 9, 2018, Moody’s reaffirmed the Ba2 rating, but raised the outlook from negative to stable, citing expectations that the winner of the October 2018 presidential elections will pass fiscal reforms.

Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities issued by Brazilian companies have been negatively affected. A new Brazilian recession or continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, adversely affect the price of our preferred shares, including in the form of ADSs.

Variations in interest rates may have adverse effects on us.

We are exposed to the risk of interest rate variations, principally in relation to the Interbank Deposit Rate, or CDI Rate, and with respect to operating and finance leases and debt-financed aircraft denominated in U.S. dollars, the London Interbank Offer Rate, or LIBOR.

If the CDI Rate or LIBOR were to increase, our repayments under certain loans, operating and finance leases would increase, and we may not be able to adjust the prices we charge to offset increased payments. For example, our repayments under some of our operating and finance leases and debt-financed aircraft are linked to LIBOR. The outstanding loan balance due on our finance lease and debt-financed aircraft contracts linked to LIBOR amounted to R$1,049.9 million as of December 31, 2018, R$1,232.6 million as of December 31, 2017 and R$1,769.5 million as of December 2016.

Significant increases in consumption, inflation or other macroeconomic pressures may lead to an increase in these rates. Increases in the CDI Rate or LIBOR may have adverse effects on us. An increase of 0.5% in the CDI Rate would represent additional expenses in interest rates of R$13.0 million per year. On the other hand, an increase of 0.5% in LIBOR would represent additional expenses in interest rates of R$4.6 million. For further information regarding our exposure to the risk of interest rate variations, see “Item 5. Operating and Financial Review and Prospect—Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations—Effects of exchange rates, interest rates and inflation.”

In addition, various interest rates and other indices which are deemed to be “benchmarks” (including LIBOR and Euro Interbank Offered Rate, or EURIBOR) are the subject of recent national, international and other regulatory guidance and proposals for reform. Some of these reforms are already effective whilst others are still to be implemented, including the majority of the provisions of the EU Benchmark Regulation (Regulation (EU) 2016/1011), or the Benchmarks Regulation.

In particular, in 2017, the Chief Executive of the U.K. Financial Conduct Authority, or FCA, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021, and it appears likely that LIBOR will be discontinued or modified by 2021. This and other reforms may cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated, which introduce a number of risks for us including legal risks arising from potential changes required to documentation for new and existing transactions, financial risks arising from any changes in the valuation of financial instruments linked to benchmark rates, pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments, operational risks arising from the potential requirement to adapt information technology systems, trade reporting infrastructure and operational processes, and conduct risks arising from the potential impact of communication with counterparties and engagement during the transition period. The replacement benchmarks and the timing of and mechanisms for implementation have not yet been confirmed by central banks. Accordingly, it is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects.

Deficiencies in Brazilian infrastructure, particularly in airports and ports, may adversely affect us.

We offer products and services that depend on the performance and reliability of the infrastructure in Brazil and abroad. Historically, public investment in the construction and development of airports, ports, highways and railroads has been relatively low, which affects the demand for domestic tourism and could also affect our ability to carry out our operations or limit our expansion plans as well as cause delays and increase operational costs. For example, in 2007, Brazil went through a significant crisis related to its air traffic control system, which negatively impacted air travel and the tourism industry as a whole. Insufficient public and/or private investment in the expansion of Brazilian infrastructure, particularly airports, ports and other travel hubs could lead to a decrease in sales or lower growth rates than we expect, which may adversely affect us and growth prospects. In particular, lack of or insufficient investment in the maintenance at our main hub in Campinas could impact the general activity and operation of the airport, which would adversely impact us. For example, Aeroportos Brasil, which holds a concession for the operation of Viracopos airport from ANAC, has not complied with its contractual obligations relating to the construction of a new terminal and has announced its intention to return the concession for the operation of Viracopos airport to ANAC and ANAC has formally initiated a re-bidding process for the concession to a new operator. According to publicly available information, this process of re-bidding is currently on hold. For more information, see “Item 4.B. Business Overview—Airports and Other Facilities and Properties—Airports” and “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Risks Relating to our Business and the Brazilian Civil Aviation Industry

Substantial fluctuations in fuel costs or the unavailability of fuel, which is mostly provided by one supplier, would have an adverse effect on us.

Historically, international and local fuel prices have been subject to wide price fluctuations based on geopolitical issues and supply and demand. Fuel expenses, which at times in 2007 and 2008 were at historically high levels, constitute a significant portion of our total operating expenses, accounting for 30.6% as of December 31, 2018, 26.7% as of December 31, 2017 and 24.7% as of December 31, 2016. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. Events resulting from prolonged instability in the Middle East or other oil-producing regions, or the suspension of production by any significant producer, may result in substantial price increases and/or make it difficult to obtain adequate supplies, which may adversely affect us. Natural disasters or other large unexpected disrupting events in regions that normally consume significant amounts of other energy sources could have a similar effect. The price and future availability of fuel cannot be predicted with any degree of certainty, and significant increases in fuel prices may harm our business. Our hedging activities may not be sufficient to protect us from fuel price increases, and we may not be able to adjust our fares adequately to protect us from this cost.

We purchase fuel from a number of distributors in Brazil, principally from BR Distribuidora, a subsidiary of Petrobras, Air BP Brasil Ltda. and Raízen Combustíveis Ltda., with whom we have agreements to exclusively purchase all of our jet fuel needs in certain locations. As of December 2018, BR Distribuidora provided 60% of our fuel and was entitled to terminate its fuel supply contracts with us for a number of reasons, including (i) non-compliance with any contractual obligation, (ii) non-payment of invoices up to 60 days after expiration and (iii) in the event of our judicial or extrajudicial liquidation. In addition, BR Distribuidora may be unable to guarantee its fuel supply to us, for example due to difficulties in its production, import, refining or distribution activities. If we were unable to obtain fuel on similar terms from alternative suppliers, our business would be adversely affected. In addition, our agreement with BR Distribuidora enables us to lock in the cost of the jet fuel that we will consume in the future. Accordingly, in case this agreement is terminated, we might be required to enter into alternative hedging or pay higher prices, which could adversely affect us.

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

An increasingly unfavorable economic environment would likely adversely affect us. In addition, a significant instability of the credit, capital and financial markets could result in increasing our borrowing costs, adversely affecting us. We typically finance our aircraft through operating and finance leases and debt finance. We may not be able to continue to obtain financing on terms attractive to us, or at all. To the extent we cannot obtain such financing on acceptable terms or at all, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which would adversely affect us and our growth strategy. These factors could also adversely affect our ability to obtain financing on acceptable terms and our liquidity in general.

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

We expect to incur additional fixed costs, including contractual debt, as we lease or acquire new aircraft and other equipment to implement our growth strategy or other purposes. Based on our current firm orders, between 2019 and 2023, we expect to add approximately 46 next-generation E-195 E2 aircraft, 50 next-generation Airbus 320neos and five next-generation Airbus A330-900neo widebody aircraft to our fleet, replacing current generation aircraft.

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

Further, in December 2018, the former Brazilian president approved Provisional Measure (Medida Provisória) MP 863/2018, which lifts restrictions on foreign ownership of Brazilian airlines’ voting stock. While the measure has been endorsed by the Brazilian government that took office in January 2019, it is only valid through May 22, 2019, when the conversion of the provisional measure into law is scheduled to be voted in Congress or, if the voting does not take place on such date, until Congress approves or rejects its conversion into law. We cannot foresee if Congress will approve or not the conversion of MP 863/2018 into law or how the restrictions on foreign ownership for Brazilian airlines may be changed and how any such change would affect us and the competitive environment in Brazil. See “Item 4.B. Business Overview—Restrictions on the Ownership of Shares in Air Transportation Service Providers.”

For a description of recent changes to the Brazilian civil aviation regulatory framework, see “Item 4.D. Regulation—Airport Infrastructure.” For a description of recent changes to and pending legislation regarding the Brazilian civil aviation regulatory framework, see “Item 4.D. Regulation—Pending Legislation.”

Changes to the Brazilian civil aviation regulatory framework, including the policies of ANAC and/or INFRAERO, as well as other aviation supervisory authorities, including the Brazilian Aeronautical Code, could increase our costs and change the competitive dynamics of our industry and may adversely affect us. In addition, we cannot guarantee that any of the operating concessions that we hold will be renewed or that we will obtain new concession. Any change that requires us to dedicate a significant level of resources on compliance with new aviation regulations, for example, would result in additional expenditure on compliance and consequently adversely affect us.

We operate in a highly competitive industry and actions by our competitors could adversely affect us.

We face intense competition on certain routes in Brazil from existing scheduled airlines, charter airlines and potential new entrants in our market and also with regards to our business units TudoAzul, Azul Cargo and Azul Viagens. In particular, we face strong competition in routes and markets where our network overlaps with that of our main competitors. As of December 31, 2018, 29% and 19% of our domestic network overlapped with that of Gol and LATAM, respectively. Airlines increase or decrease capacity in markets based on perceived profitability. Decisions by our competitors that increase overall industry capacity, or capacity dedicated to a particular region, market or route, as well as any other management decisions that increase a potential competitor’s market share, could have a material adverse impact on us. Our growth and the success of our business model could stimulate competition in our markets through the development of similar strategies by our competitors. If these competitors adopt and successfully execute similar business models, we could be adversely affected.

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

On December 10, 2018, Avianca Brasil filed for judicial reorganization (recuperação judicial) with the bankruptcy court in São Paulo. On April 5, 2019, Avianca Brasil’s creditors approved a restructuring plan presented by Avianca Brasil, which provides for the creation of special purpose vehicles to which Avianca Brasil will contribute certain assets and rights. The sale of such special purpose vehicles will be carried out through a public auction, pursuant to the Brazilian Bankruptcy Law, which is scheduled for May 7, 2019 and the potential proceeds from the sale shall be used to pay the creditors. Avianca Brasil’s judicial reorganization may affect the Brazilian airline industry and we cannot foresee how the situation will develop.

In addition, technology advancements may limit the desire for air travel. For example, new developments in video teleconferencing and other methods of electronic communication may reduce the need for in-person communication and add a new dimension of competition to the industry as travelers seek lower cost substitutes for air travel.

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

We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could harm our business, financial condition or results of operations.

We operate in a complex regulatory and legal environment that exposes us to compliance and litigation risks that could materially affect our results of operations. These laws may change, sometimes significantly, as a result of political, economic or social events. Some of the federal, state or local laws and regulations in Brazil that affect us include: those relating to consumer products, product liability or consumer protection; those relating to the manner in which we advertise, market or sell products; labor and employment laws, including wage and hour laws; tax laws or interpretations thereof; data protection and privacy laws and regulations; and securities and exchange laws and regulations. For instance, data protection and privacy laws are developing to take into account the changes in cultural and consumer attitudes towards the protection of personal data. There can be no guarantee that we will have sufficient financial resources to comply with any new regulations or successfully compete in the context of a shifting regulatory environment.

On August 14, 2018, the then President of Brazil approved Law 13709/2018, a comprehensive data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships (Lei Geral de Proteção de Dados), or the LGPD. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and will affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. The obligations established by LGPD will become effective within 18 months from the date of publication of the law, by which date all legal entities will be required to adapt their data processing activities to these new rules. Any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could seriously harm our business, financial condition or results of operations. See “Item 4.B. Business Overview—Data Protection.”

In particular, as we seek to build a trusted and secure platform for commerce, we will increasingly be subject to laws and regulations relating to the collection, use, retention, security, and transfer of information, including the personally identifiable information of our employees and customers. As with the other laws and regulations noted above, these laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible they will be interpreted and applied in ways that will materially and adversely affect our business. Any failure, real or perceived, by us to comply with our posted privacy policies or with any regulatory requirements or orders or other local, state, federal, or international privacy or consumer protection-related laws and regulations could cause sellers or their customers to reduce their use of our products and services and could materially and adversely affect our business.

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

Accidents or incidents involving our aircraft could involve significant claims by injured passengers and others, as well as significant costs related to the repair or replacement of a damaged aircraft and its temporary or permanent loss from service. We are required by ANAC and lessors of our aircraft under our operating lease agreements to carry liability insurance. The amount of liability insurance we maintain may not be adequate, and we may be forced to bear substantial losses in the event of an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our business and financial results. Moreover, any aircraft accident or incident involving our aircraft, even if fully insured, or the aircraft of any major airline could cause negative public perceptions about us, our aircraft or the air transport system, due to safety concerns or other problems, whether real or perceived, which would harm our reputation, financial results and the market price of our preferred shares, including in the form of ADSs.

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

Outbreaks or potential outbreaks of diseases, such as the Zika virus, Ebola, avian flu, foot-and-mouth disease, swine flu, Middle East Respiratory Syndrome, or MERS, and Severe Acute Respiratory Syndrome, or SARS, could have an adverse impact on global air travel. Any outbreak of a disease that affects travel behavior could have a material adverse impact in the worldwide airline industry, our results and our preferred shares, including in the form of ADSs. Outbreaks of disease could also result in quarantines of our personnel or an inability to access facilities or our aircraft, which would harm us, our reputation, and the price of our preferred shares, including in the form of ADSs.

Natural disasters, severe weather conditions and other events outside of our control may affect and disrupt our operations. For example, in 2018 a truckers’ strike disrupted the distribution of fuel supplies throughout Brazil, affecting flights as well as passengers’ ability to commute to and from airports for a period of approximately 10 days. About 37 airports in which Azul operates ran out of fuel, and some airports remained closed for three days. The total operational impact of the truckers’ strike on our operating results amounted to R$57 million in 2018.

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

In response to substantial increases in insurance premiums to cover risks related to terrorist attacks following the events of September 11, 2001 in the United States, the Brazilian government enacted legislation, specifically Law 10744, of October 9, 2003, authorizing the Brazilian government to assume civil liability to third parties for any injury to goods or persons, whether or not passengers, caused by terrorist attacks or acts of war against Brazilian aircraft operated by Brazilian airlines in Brazil or abroad. In addition, according to the abovementioned legislation, the Brazilian government may, at its sole discretion, suspend or cancel this assumption of liability. If the Brazilian government suspends its assumption of liability, Brazilian airlines will be required to assume the liability once more and obtain insurance in the market.

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

Furthermore, we cannot assure that any investments will be made by the holders of concessions for the operators of the airports which serve our routes. For example, as a result of the transfer of our operations to the new passenger terminal at Viracopos airport, we signed a “Terminal Transfer Incentive Agreement” with Aeroportos Brasil which established a detailed construction schedule for this new terminal and gave us certain rights to impose penalties in the event of noncompliance. Due to the fact that Aeroportos Brasil has not complied with certain contractual obligations under this agreement, we have retained 40% of the airport landing tariffs since February 2017. As a result of this retention, Aeroportos Brasil filed a collection action against us, which was settled in May 2018. Pursuant to the settlement agreement, we agreed to carry out certain parts of the construction of the new terminal at Viracopos Airport using the airport landing tariffs retained from Aeroportos Brasil. For more information, see “Item 4.B. Business Overview—Airports and Other Facilities and Properties—Airports” and “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Increases in labor benefits, union disputes, strikes, and other worker-related disturbances may adversely affect us, including our ability to carry out our normal business operations.

Our business is labor intensive. Our expenses related to our workforce (salaries, wages and benefits) represented 16.4%, 18.7%, 17.3%, 16.2% and 18.3% of our total operating expenses for the years 2018, 2017, 2016, 2015 and 2014, respectively. All Brazilian airline employees, including ours, are represented by regional aviation unions and by two national labor unions: the National Pilots’ and Flight Attendants’ Union (Sindicato Nacional dos Aeronautas) and the National Aviation Union (Sindicato Nacional dos Aeroviários). Negotiations regarding cost of living increases and salary payments are conducted annually between these unions and an association that represents all Brazilian airline companies, the National Union of Airline Companies (Sindicato Nacional das Empresas Aeroviárias), or SNEA. Work conditions and maximum work hours are regulated by government legislation and are not subject to labor negotiations. Future terms and conditions of collective agreements could become more costly for us as a result of an increase in threats of strikes and binding negotiations between the unions and SNEA. Furthermore, certain employee groups such as pilots, mechanics and other airport personnel have highly specialized skills and cannot be easily replaced. Our labor costs could increase if the size of our business increases. Any labor proceeding or other workers’ dispute involving unionized employees could adversely affect us or interfere with our ability to carry out our normal business operations.

Moreover, we are subject to periodic and regular investigations by labor authorities, including the Brazilian Ministry of Labor and the Public Prosecutor’s Office, or the Labor Prosecution Office, with respect to our compliance with labor rules and regulations, including those relating to occupational health and safety. These investigations could result in fines and proceedings that may materially and adversely affect us. For example, in February 2017, the Labor Prosecution’s Office has filed a lawsuit against us claiming that we have allegedly violated certain labor regulations, including limitations on daily working hours and rest periods. It claimed approximately R$66 million in punitive damages. It also requested the grant of an injunction limiting overtime and enforcing legally required breaks, under penalty of R$5,000 per breach. This injunction has been denied by the court. The lawsuit has been suspended and we are in the process of negotiating a Conduct Adjustment Agreement (TAC) with the Labor Prosecution Office. We believe the probability of a loss is possible but expect our ultimate liability to be significantly lower than the amount originally claimed.

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

Our business is heavily dependent on our operations at our three hubs at Viracopos airport, Confins airport and Recife airport. Many of our routes operate through these hubs, which account for a significant part of our daily arrivals and departures. Like other airlines, we are subject to delays caused by factors beyond our control and that could affect one or more of our hubs or other airports in any of the regions served by us. For example, in 2018, an incident with an aircraft from LATAM caused the closing of a runway at Confins airport, one of our main hubs, for 21 hours, which negatively impacted our operations and forced us to re-accommodate our passengers to new flights. Due to this geographical capacity concentration, we may not be able to react as quickly or efficiently as our competitors to any delays, interruption or disruption in service or fuel at any one or more of our hubs, which could have a material adverse impact on us. Furthermore, ANAC has granted concessions for the operation of Viracopos airport and Confins airport. We have no control over these concessions and cannot predict how the current concessions, any future concessions or the termination of any concessions could affect these airports. For example, in February 2018, ANAC started an administrative proceeding to terminate the concession for the Viracopos airport; however, Aeroportos Brasil filed a judicial claim to prevent the administrative proceeding to terminate the concession. As of December 31, 2018, a preliminary court decision suspended ANAC’s administrative proceeding, but a final court ruling is still pending. For more information, see “Item 4.B. Business Overview—Airports and Other Facilities and Properties—Airports” and “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Any changes to these concessions could have a material adverse impact on us.

We fly and depend upon Embraer, ATR and Airbus aircraft, and we could suffer if we do not receive timely deliveries of aircraft, if aircraft from these companies become unavailable or subject to significant maintenance or if the public negatively perceives our aircraft.

As our fleet has grown, our reliance on Embraer, ATR and Airbus has also grown. As of December 31, 2018 our operating fleet consisted of 63 Embraer E-Jets, 33 ATR aircraft, 20 next-generation Airbus A320neos and seven Airbus A330s.

Risks relating to Embraer, ATR and Airbus include: (i) our failure or inability to obtain Embraer, ATR or Airbus aircraft parts or related support services on a timely basis because of high demand or other factors, (ii) the issuance by the aviation authorities of directives restricting or prohibiting the use of Embraer, ATR or Airbus aircraft, (iii) the adverse public perception of a manufacturer as a result of an accident or other negative publicity or (iv) delays between the time we realize the need for new aircraft and the time it takes us to arrange for Embraer, ATR and Airbus or from a third-party provider to deliver this aircraft.

Our ability to obtain these new aircraft from Embraer, ATR and Airbus may be affected by several factors, including (i) Embraer, ATR or Airbus may refuse to, or be financially limited in its ability to, fulfill the obligations it assumed under the aircraft delivery contracts, (ii) the occurrence of a fire, strike or other event affecting Embraer’s, ATR’s or Airbus’s ability to fulfill its contractual obligations in a complete and timely fashion and (iii) any inability on our part to obtain aircraft financing or any refusal by Embraer, ATR or Airbus to provide financial support. We may also be affected by any failure or inability of Embraer, ATR, Airbus, (or other suppliers) to supply sufficient replacement parts in a timely fashion, which may cause the suspension of operations of certain aircraft because of unscheduled or unplanned maintenance. Any such suspension of operations would decrease passenger revenue and adversely affect us and our growth strategy.

The occurrence of any one or more of these factors could restrict our ability to use aircraft to generate profits, respond to increased demands or could limit our operations and adversely affect us.

We could be adversely affected by expenses or stoppages associated with planned or unplanned maintenance on our aircraft, as well as any inability to obtain spare parts on time.

As of December 31, 2018, the average age of our operating fleet was 5.9 years. Our relatively new aircraft require less maintenance now than they will in the future. Our fleet will require more maintenance as it ages and our maintenance and repair expenses for each of our aircraft will be incurred at approximately the same intervals. In the event we cannot renew our fleet, our scheduled and unscheduled aircraft maintenance expenses will increase as a percentage of our revenue in future years. Any significant increase in maintenance and repair expenses would have a material adverse effect on us.

Our business would be significantly harmed by unplanned stoppages or suspensions of operations associated with planned or unplanned maintenance due to mechanical issues. For example, if a design defect or mechanical problem with Embraer E-Jets, ATRs or Airbus aircraft were to be discovered, this would cause our aircraft to be grounded while such defect or mechanical problem was being corrected. We cannot assure you that we would succeed in obtaining all aircraft and parts to solve such defect or mechanical problem, that we would obtain such parts on time, or that we would succeed in solving such defect or mechanical problem even if we obtained such parts. This could result in a suspension of the operations of certain of our aircraft, potentially for a prolonged period of time, while we attempted to obtain such parts and solve such defect or mechanical problem, which could have a materially adverse effect on us.

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

We depend on our senior management team, and the loss of any member of this team, including our Chairman and key executives, could adversely affect us.

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

We believe that our growth potential and the maintenance of our results and customer-oriented company culture are directly linked to our capacity to attract and maintain the best professionals available in the Brazilian airline industry. As we grow, we may be unable to identify, hire or retain enough people who meet the above criteria, or we may have trouble maintaining our company culture as we become a larger business. From time to time, the airline industry has experienced a shortage of skilled personnel, especially pilots. We compete against all other airlines, both inside and outside Brazil, for these highly-skilled personnel. We may have to increase wages and benefits to attract and retain qualified personnel or risk considerable employee turnover. Our culture is crucial to our business plan, and failure to maintain that culture could have an adverse impact on us.

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

In 2016, ICAO adopted a resolution creating the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA), providing a framework for a global market-based measure to stabilize carbon dioxide , or CO2, emissions in international civil aviation (i.e., civil aviation flights that depart in one country and arrive in a different country). CORSIA will be implemented in phases, starting with the participation of ICAO member states on a voluntary basis during a pilot phase (from 2021 through 2023), followed by a first phase (from 2024 through 2026) and a second phase (from 2027). Currently, CORSIA focuses on defining standards for monitoring, reporting and verification of emissions from air operators, as well as on defining steps to offset CO2 emissions after 2020. To the extent most of the countries in which we operate continue to be ICAO member states, in the future we may be affected by regulations adopted pursuant to the CORSIA framework.

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

The European Union has proposed a directive under which the existing emissions trading scheme, or ETS, in each European Union member state was to be extended to all airlines. This directive would require us to submit annual emission allowances in order to operate routes to and from European Union member states. As of December 31, 2018 this proposal would affect only intra-European flights (which are not material to our business) but there is a possibility that the directive could be extended to all flights in the future. Currently, we operate one route to and from Europe, and service additional destinations in Europe through our code-sharing agreement with TAP. Although this proposal has been postponed for evaluation and it is uncertain whether it will be approved, it is increasingly likely that we will be required to participate in some form of an international aircraft emissions program in the future, which may involve significant costs.

We benefit from tax incentives on our purchases of jet fuel in Brazil, and these tax incentives may be revoked at any time adversely affecting us.

The price of the jet fuel that we purchase in certain Brazilian states is subsidized through tax incentives provided to us by those states. Depending on the type of agreement, Governmental authorities may revoke, suspend or fail to renew these tax incentives at any time, including if we fail to comply with our obligations in the tax incentive agreements that we have executed with those states. In addition, certain tax incentive agreements require approval from CONFAZ, the Brazilian National Council of Fiscal Policy, which have not yet been obtained and could therefore be canceled by the Brazilian Supreme Court at any time. If any of these tax incentives are canceled, revoked, suspended or not renewed, the prices that we pay for jet fuel would increase or we may reduce our number of flights, which may lead to a significant impact in our results and adversely affect us.

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

As of December 31, 2018, we were in compliance with all financial covenants in our financing instruments requiring us to maintain certain ratios. An eventual default under such agreements may result in their early termination and, as consequence, the cross-default of certain obligations which would cause a material adverse effect on us. For more information on the covenants and restrictions under our financing agreements see “Item 5.B. Liquidity and Capital Resources—Loans and Financings.”

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

There can be no assurance that our employees, agents, and the companies to which we outsource certain of our business operations will not take actions in violation of our anti-corruption, anti-bribery and anti-money laundering policies, for which we may be ultimately held responsible. We are subject to the United States Foreign Corrupt Practices Act of 1977, or the FCPA, by virtue of our shares being listed and traded in the United States, while in the past, our exposure was less significant due to our limited nexus with the United States. If we are not in compliance with anti-corruption laws, anti-money laundering laws and other laws governing the conduct of business with government entities, including under the FCPA and other United States and local laws, we may be subject to criminal and civil penalties and other remedial measures, which could harm our brand and reputation and have a material adverse impact on our business, financial condition, results of operations and prospects. Any investigation of any actual alleged violations of such laws could also adversely affect us, including our brand and reputation.

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

In accordance with Brazilian corporate law and our bylaws, our controlling shareholder has the legal power to, among other things, elect the majority of our directors and determine the outcome of any action requiring shareholder approval. This power includes the ability to control decisions with respect to related party transactions, corporate restructurings, dispositions, partnerships, sale of all or substantially all of our assets, withdrawal of our shares from the Level 2 segment of B3 and the time for payment of any future dividends. Our controlling shareholder may choose to enter into acquisitions, dispositions, partnerships or enter into loans and financing or other similar transactions for us that could conflict with the interests of investors and that may negatively affect us. As of December 31, 2018 our controlling shareholder owned, directly and indirectly, 67% of our voting capital and 50.3% of our total capital. In economic terms, our controlling shareholder’s holdings equal 5.3%. In particular, due to our capital structure, the capital contributions made by the holders of our common shares to date were considerably lower than those made by the holders of our preferred shares, which means that our controlling shareholder has the right to direct our business having considerably less economic interest to the results of our activities than holders of our preferred shares. This difference in economic interest may intensify conflicts of interests between our controlling shareholder and you.

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

We have established stock option and restricted stock plans for key personnel, including our officers, certain managers and other key crewmembers. We estimate that as of December 31, 2018, 2,572,640 new preferred shares would have been issued if all of our vested options were exercised by the holders thereof at a weighted average strike price of R$11.60. The exercise of vested options by the holders thereof could result in substantial dilution in book value to investors if the public offering price for our preferred shares (including in the form of ADSs) is higher than the book value of such shares in the future upon the exercise of our stock options. See “Item 6.B. Management Compensation—Stock-Based Incentive Plans.”

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

The investment in marketable securities traded in emerging countries, such as Brazil, usually represents higher levels of risk as compared to investments in securities issued in countries whose political and economic situations are more stable, and in general, such investments are considered speculative in nature. The Brazilian capital market is substantially smaller, less liquid, more volatile, and more concentrated than major international capital markets. B3 exchange-listed companies had an aggregate market capitalization of R$3.6 trillion as of December 31, 2018 and a daily average trading volume of R$12.3 billion as December 31, 2018, according to B3. These market characteristics may substantially limit the capacity of holders of our preferred shares to sell them at the price and time of their preference and this may have an adverse effect on the market price of our preferred shares.

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

According to our bylaws, provided that the Company records a net income and there are no accumulated losses, we must pay our common and preferred shareholders at least 0.1% of our annual adjusted net income as dividends or interest attributable to shareholders’ equity, as calculated and adjusted pursuant to Brazilian corporate law. Interim dividends and interest on our shareholders’ equity declared for each fiscal year may be attributed to our minimum obligatory dividend for the year in which it was declared. For more information, see “Item 10.F. Dividends and Payment Agents—Dividend Policy.” This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed under Brazilian corporate law, and may not be made available for payment as dividends or interest attributable to shareholders’ equity.

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

Our principal shareholders, as well as our directors, officers and other affiliates, are able to sell additional preferred shares, including in the form of ADSs, and certain lock up agreements into which they had entered have expired. In addition, under our fifth amended and restated registration rights agreement, or the Registration Rights Agreement, which we entered into on August 3, 2016 with our then principal shareholders, we could be required to register additional preferred shares held by the shareholders who signed the Registration Rights Agreement with the SEC for future sale at any time commencing six months following our initial public offering. For further details of the Registration Rights Agreement, see “Item 7.A. Major Shareholders—Registration Rights Agreement.”

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

Law 10833 of December 29, 2003 provides that the disposition of assets located in Brazil by a nonresident to either a resident or a nonresident of Brazil is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. This provision results in the imposition of income tax on the gains arising from a disposition of our preferred shares by a nonresident of Brazil to either a resident or a nonresident of Brazil. However, since currently there is no judicial guidance determining whether ADSs should be considered assets located in Brazil, we are unable to predict whether Brazilian courts may decide that income tax under Law 10833 applies to gains assessed on dispositions of our ADSs. In the event that the disposition of assets is interpreted to include the disposition of our ADSs, this tax law would result in the imposition of withholding taxes on the sale of our ADSs by a nonresident of Brazil to either a resident or a nonresident of Brazil. Because any gain or loss recognized by a U.S. Holder (as defined in “Item 10.E. Taxation—United States Federal Income Tax Considerations”) on the disposition of preferred shares or ADSs generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit purposes, the U.S. Holder may not be able to benefit from a foreign tax credit for Brazilian income tax imposed on the disposition of preferred shares or ADSs unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. See “Item 10.E. Taxation—United States Federal Income Tax Considerations —Sale or Other Taxable Disposition of Preferred Shares, Including in the Form of ADSs.”

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

We rely on certain exemptions as a foreign private issuer listed on the NYSE. For example, a majority of our board of directors is not independent, and we do not plan to hold at least one executive session of solely independent members of our board of directors each year. Also, pursuant to Brazilian corporate law and Instruction 308, dated May 14, 1999, as amended, issued by CVM, our audit committee, unlike the audit committee of a U.S. issuer, will not be composed of directors only, will only have an “advisory” role and may only make recommendations for adoption by our board of directors, which will be responsible for the ultimate vote and final decision.

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

Our start-up capital of R$400.7 million enabled us to invest up-front in a scalable operating platform and efficient young fleet. After less than six months of operations, we became Brazil’s third-largest airline in terms of domestic market share in May 2009, according to ANAC. Our operating fleet has grown from three Embraer E-Jets in December 2008 to a total of 125 aircraft, consisting of 63 Embraer E-Jets, 33 ATR aircraft, 20 next-generation Airbus A320neos, seven Airbus A330s and two B737 freighter as of December 31, 2018.

In August 2012, we acquired TRIP, which at the time was the largest regional carrier in South America by number of destinations. We have consolidated TRIP’s results of operations into our financial statements since November 30, 2012. The fleet similarity between the two airlines allowed us to integrate all of TRIP’s activities by June 2014. The TRIP acquisition substantially increased our network connectivity, enabling us to serve 100 destinations upon completion of the acquisition and to become the leading carrier in terms of departures in 71 cities as of December 31, 2018 as well as to consolidate our position as a leader in Brazil’s fast-growing regional aviation market. As of December 31, 2018, we had the largest airline network in Brazil in terms of departures and cities served, with 821 daily departures spanning 110 destinations – an unparalleled network of 222 non-stop routes. In addition, through the TRIP acquisition, we became the leading carrier in Belo Horizonte, Brazil’s third largest metropolitan area, according to IBGE, and gained strategic landing rights at Guarulhos airport in São Paulo and Santos Dumont airport in Rio de Janeiro, complementing our main hub at Viracopos airport in São Paulo.

Leveraging the strength of the network we built over the previous years, in December 2014 we started operating international flights with Airbus A330 aircraft, serving millions of passengers that connected throughout our network and that previously did not have a convenient option to travel internationally.

As part of our plans to expand globally, we have also established code-share agreements with other carriers such as United and TAP, giving our passengers the ability to connect to more than 150 destinations worldwide in addition to the 110 destinations we currently serve.

Capital Expenditures

For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.

B.	Business Overview

General

We are the largest airline in Brazil in terms of departures and cities served, with 821 daily departures to 110 destinations, creating an unparalleled network of 222 non-stop routes as of December 31, 2018. As the sole airline on 71% of our routes, we are the leading airline in 71 Brazilian cities in terms of departures and carried approximately 23.0 million passengers in the year ended December 31, 2018. In addition to having an extensive network, optimized fleet, and a high quality product, we wholly own our loyalty program TudoAzul, a strategic revenue-generating asset, which had approximately 11 million members as of December 31, 2018.

Brazil is geographically similar in size to the continental United States and is currently the fifth largest market for domestic airline passengers in the world. Since 2008, the number of domestic airline passengers carried in Brazil has increased by 87% to 94 million in 2018, according to ANAC, and Azul alone has captured more than 50% of that growth. Brazil’s air travel market continues to be significantly underpenetrated and is expected to double over the next ten years according to ABEAR.

We have the most extensive route network in Brazil, serving 100 domestic destinations, about twice as many as our main competitors Gol and LATAM, which served 53 and 45 destinations, respectively, as of December 31, 2018. We are the only provider of scheduled service to 41 of our domestic destinations and hold the leading position in eight out of the ten largest domestic airports in terms of departures in which we operate. Through our network, we connect travelers to destinations exclusively served by us from our three hubs, which cater to the São Paulo, Belo Horizonte and Recife markets, all among the largest metropolitan areas in the country. Notably, we are the leading airline at Viracopos airport, one of the principal airports in the São Paulo area and the largest domestic hub in South America in terms of non-stop destinations served, with a 97% share of its 148 domestic daily departures as of December 31, 2018.

We operate a young, fuel-efficient fleet that we believe is better tailored for Brazil than those of our main competitors, as it allows us to serve markets with different demographics, ranging from large capitals to smaller cities. As of December 31, 2018, our operating fleet was comprised of 125 aircraft with an average age of 5.9 years, which is significantly younger than that of our main competitors. We believe that our diversified fleet is optimized to efficiently match capacity to demand. This enables us to offer superior connectivity as well as more convenient and frequent non-stop service to more airports than our main competitors, which exclusively operate larger aircraft. Over the next years, we expect to continue our fleet transformation plan by replacing older generation E-Jets with more fuel-efficient aircraft, such as the next-generation Airbus A320neos and Embraer E2s, that have 56 and 18 additional seats respectively compared to the E-Jets. This more efficient fleet will generate a lower seat cost and contribute to our margin expansion going forward. We expect to end 2019 with an operating fleet comprised of 129 aircraft, including 32 next-generation Airbus A320neos and six Embraer E2s, and with approximately 40% of our total capacity derived from next-generation aircraft.

A key driver of our profitability is our management team’s extensive experience in implementing a disciplined, low-cost operating model. Our optimized fleet yields lower trip costs than our main competitor. In the year ended December 31, 2018, our average trip cost was R$32,007, 25.2% lower than that of Gol. With the increase in the number of next-generation Airbus A320neos and Embraer E2s in our fleet, we expect to maintain our market-leading low trip cost advantage. In addition, our FTEs per aircraft were the lowest in Brazil at 94 compared to 126 for Gol as of December 31, 2018, according to Gol’s 2018 results filed with the SEC on February, 28, 2019. Over the past three years, we had the best on-time performance records among Brazilian carriers and were recognized by OAG as “The Most-On Time LCC in the World” in 2018 and “The Most On-Time Low Cost Carrier in the Americas.”

We have built a strong brand by offering what we believe is a superior travel experience, based on a culture of customer service provided by a highly-motivated and well-trained team of crewmembers. Our service features include passenger seat selection, leather seats, individual entertainment screens with free live television at every seat in all our E-Jets, extensive legroom with a pitch of 30 inches or more, complimentary beverage and snack services, and free bus service to key airports we serve. As a result of our strong focus on customer service, according to surveys we have conducted, 89 of our customers would recommend or strongly recommend Azul to a friend or relative as of December 31, 2018. In 2017, we won the Skytrax award of “Best Regional Airline in South America” for the seventh consecutive year. In 2018 we won the Skytrax award of “Best Airline Staff” for the third consecutive year. In addition, we were named “Best Carrier in Latin America” for the second consecutive year and listed among the world’s top 10 airlines by TripAdvisor Travelers’ Choice.

We continue to invest in and expand our loyalty program TudoAzul, which had approximately 11 million members and 76 program partners as of December 31, 2018. TudoAzul has been the fastest growing loyalty program in terms of members in Brazil for the past four years compared to Smiles and Multiplus, the loyalty programs of Gol and LATAM, respectively, according to publicly available information of such competitors, including disclosure filed with or furnished to the SEC and information available on their respective websites. TudoAzul was also elected “Best Loyalty Program in Brazil” for the third consecutive year by readers of Melhores Destinos, the largest web portal of airline fare promotions and loyalty programs in Brazil. Given our network strength and the expected growth of passenger air travel, credit card penetration and usage and customer loyalty in Brazil, we believe that TudoAzul is a key strategic asset for us. Unlike our main competitors, we own 100% of our loyalty program and benefit from all of TudoAzul’s cash flows. Since mid-2015, we have managed TudoAzul through a dedicated team and are constantly evaluating opportunities to unlock value from this strategic asset.

In 2018, we generated a net revenue of R$9.2 billion and a net income of R$420.3 million compared to R$7.8 billion and R$516.3 million, respectively, in 2017. Our net income of R$420.3 million was partially offset by non-recurring items related to aircraft sale losses and the trucker’s strike in Brazil in 2018 in the aggregate amount of R$283.3 million.

We intend to continue growing our ancillary and other revenue, by both leveraging our existing products and introducing new ones. Ancillary revenue includes revenue derived from bag fees, upgrade fees and all other passenger-related fees. Other revenue streams are expected to be mostly driven by our Azul Cargo business, which grew 56.5% in 2018 compared to 2017, and Azul Viagens, our travel package business.

Strengths and Opportunities

Our Competitive Strengths

We believe the following business strengths allow us to compete successfully:

Largest network in Brazil

We have the largest network in Brazil in terms of departures and cities served, with 821 daily departures serving 110 destinations, creating an unparalleled network of 222 non-stop routes as of December 31, 2018. Our connectivity at large hubs allows us to consolidate traffic, serving larger and medium-sized markets as well as smaller cities that do not generate sufficient demand for point-to-point service. We believe that our extensive network coverage allows us to connect more passengers than our competitors, who serve significantly fewer destinations. As of December 31, 2018, we served 100 destinations in Brazil, compared to 53 for Gol and 45 for LATAM. In addition, we were the sole airline on 71% of our routes and 41 of the destinations we served, and the leading player in 71 cities as of December 31, 2018. By comparison, Gol and LATAM were leading carriers in only 16 and five cities, respectively, as of December 31, 2018. Furthermore, as of December 31, 2018, 29% and 19% of our domestic network overlapped with that of Gol’s and LATAM’s, respectively, while Gol’s and LATAM’s networks had an overlap of approximately 88% between them.

Our optimized fleet enables us to efficiently serve our target markets

Our fleet strategy is based on optimizing the type of aircraft for the different markets we serve. Our diversified fleet of ATR, E-Jets and Airbus aircraft enables us to serve markets that we believe our main competitors, who only fly one type of larger narrow-body aircraft, cannot serve profitably. We believe our current fleet of aircraft allows us to match capacity to demand, achieve high load factors, provide greater convenience and frequency, and serve low and medium density routes and markets in Brazil that are not served by our main competitors. According to ANAC, 52.0% of the flights in Brazil carried fewer than 120 passengers in 2018. Our domestic fleet consists of Embraer E-Jets which seat up to 118 passengers, fuel-efficient ATR aircraft which seat 70 passengers, and next-generation Airbus A320neos which seat 174 passengers, while all the narrow-body aircraft used by Gol and LATAM in Brazil have between 144 and 220 seats. As a result, the average trip cost for our fleet of R$32,007 as of December 31, 2018 was 25.2% lower than that of larger Boeing 737-800 jets flown by Gol. We also operate Airbus A330s to serve international markets.

Our fleet plan focuses on maintaining a trip cost advantage relative to our main competitors while also providing us with flexibility for growth into new markets both domestically and internationally. Based on our current firm orders, between 2019 and 2023, we expect to add approximately 46 next-generation E-195 E2 aircraft, 50 next-generation Airbus 320neos and five next-generation Airbus A330-900neo widebody aircraft to our fleet, replacing older generation aircraft. These new generation aircraft are more fuel-efficient than older generation aircraft. We expect that our fleet plan will allow us to maintain market-leading trip costs and to reduce our CASK, both in absolute terms and relative to our main competitors.

Industry-leading PRASK

We utilize a proprietary yield management system that is key to our strategy of optimizing yield through dynamic fare segmentation and demand stimulation. We target both business travelers, to whom we offer convenient flight options, and cost-conscious leisure travelers, to whom we offer low fares to stimulate air travel and to encourage advanced purchases. This segmentation model has enabled us to achieve a market-leading PRASK of 29.54 real cents in the year ended December 31, 2018. In addition, in 2018, our PRASK represented a 33.5% premium compared to Gol. We believe our superior network and product offering allows us to attract high-yield and frequent business travelers. According to ABRACORP, we held a 31.0% share in terms of Brazilian business-focused travel agency revenue, compared to a 19.0% market share in terms of RPKs as of December 31, 2018. In 2018, our average business-focused travel agency ticket price was 20.1% higher than that of our main competitor, and our total average fare was 18.6% higher.

As an illustration of our ability to stimulate demand, the following table highlights the increase in average customers per day on certain routes from November 2008, shortly before we started operations, to December 2018:

	Total Direct Flights	Azul	Average Daily Enplanements (One Way)
Campinas—Rio de Janeiro
November 2008	6	—	564
December 2018	18	16	1,410
Campinas—Salvador
November 2008	—	—	155	(1)
December 2018	4	4	466
Campinas—Belo Horizonte
November 2008	5	—	503
December 2018	11	11	1,141
Belo Horizonte—Goiânia
November 2008	1	—	82
December 2018	3	3	280
Campinas—Porto Alegre
November 2008	—	—	241	(1)
December 2018	10	10	952

Source: ANAC and internal data.

(1)	Itinerary available through connecting flight only.

The increase in flights from Campinas, our main hub, illustrates the success of our demand-stimulation model. Across Brazil, our Campinas hub offers superior connectivity for connecting passengers, with the most non-stop services in the country as of December 31, 2018. As a result of our focus on underserved markets, we have been able to establish a successful platform that has significantly increased demand at Viracopos airport over the last 10 years. In November 2008, before we began operations, airlines serving Viracopos airport offered just twelve daily departures to eight destinations. As of December 31, 2018, Viracopos airport offered 148 domestic daily departures to 56 destinations, and we held a 97.0% share of those daily departures.

Most efficient cost structure in the Brazilian market

We have leveraged our management team’s experience by implementing a disciplined, low-cost operating model to achieve our operational efficiencies. We believe we have achieved these operational efficiencies primarily through:

•	Optimized aircraft for markets and routes served;

•

Low cost of sales, distribution and marketing through direct-to-consumer marketing, e-commerce (approximately 85% of all sales were generated by online channels in year of 2018) and associated use of social networking tools;

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

As a result, we have achieved lower trip costs than our main competitor. In the year ended December 31, 2018, our average trip cost was R$32,007, 25.2% lower than that of Gol. In addition, our FTEs per aircraft were the lowest in Brazil at 94 compared to 126 for Gol as of December 31, 2018.

We have a robust and scalable operating platform that features advanced technology such as ticketless reservations, an Oracle financial system, a mobile app, and electronic check-in kiosks at our main destination airports. We believe that our scalable platform provides superior reliability and safety and will generate economies of scale as we continue to expand.

Strategic global partnerships

We have established long-term strategic partnerships with United and TAP. In 2015, United, acting through a subsidiary, acquired shares representing approximately a 5% economic interest in our company for US$100 million. In 2018, United acquired additional shares and increased its economic interest in our company to 8.0%. Our alliance with United has enhanced the reach of our mutual networks and created additional connecting traffic, as both we and United began selling each other’s flights on our websites through a code-share agreement. This code-share agreement also provides customers flying on both airlines with a seamless reservations and ticketing process, including boarding pass and baggage check-in to their final destination, and we are evaluating possible additional cooperation with United.

As part of the privatization process of TAP in 2016, a consortium of private investors (including our principal shareholder) acquired a stake in TAP, and we invested €90 million in exchange for TAP bonds convertible into 41.25% economic interest in TAP. On March 14, 2019 we acquired a fully diluted economic stake of 6.1% in TAP from Hainan Airlines (Hong Kong) Co. Limited for a purchase price of US$25 million. The current stake represents 20.0% and 35.6% of the voting rights and economic rights of Atlantic Gateway, respectively. As a result, considering or current investment in TAP through a bond that is convertible into 41.25% of TAP’s economic rights, Azul’s total economic interest in TAP, assuming the bonds are converted, increased to 47.35%. For information on the conversion mechanism of TAP bonds, see “Business—Strategic Partnerships, Alliances and Commercial Agreements—TAP.” As of December 31, 2018, TAP served 65 destinations, including 10 destinations in Brazil, and was the leading European carrier serving Brazil in terms of number of seats and flights. In addition, in June 2016, we successfully launched a non-stop flight between our and TAP’s main hubs, Campinas and Lisbon and we expect to launch a non-stop flight between Campinas and Porto in June 2019. We are constantly evaluating the various ways in which we can cooperate with TAP and as of December 31, 2018 we had subleased 15 aircraft to TAP as part of our fleet optimization plan, see “Item 4.B. Business Overview—Fleet” and “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements—TAP.”

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

We focus on meeting our customers’ needs and had one of the best on-time performance records among Brazil’s largest carriers for the last four years, according to OAG, at 85%, 84%, 89% and 91% for the years ended in December 31, 2018, 2017, 2016 and 2015, respectively. OAG has also recognized us as the “Most On-time Low Cost Carrier in the World” and the “Most On-time Low Cost Carrier in the Americas” in 2018. In addition, our completion rate has been consistently high, totaling 98% in 2018 and 99% in 2017, 2016 and 2015.

Well-recognized brand

We believe we have been successful in building a strong brand by using innovative marketing and advertising techniques with low expenditures that focus on social networking tools to generate word-of-mouth recognition of our high quality service. As a result of our strong focus on customer service, surveys that we have conducted indicate that, as of December 31, 2018, 89% of our customers would recommend or strongly recommend Azul to a friend or relative. The strength of our brand has been recognized in a number of awards:

•	Ranked among the ten best airlines in the world in 2017 and 2018 and best airline in Latin America in 2018 by TripAdvisor Traveler’s Choice Awards;

•	Named “Best Airline in Brazil” in 2018 for the third consecutive year by Melhores Destinos, the largest web portal of airline fare promotions and loyalty programs in Brazil;

•	Named “Best Regional Carrier in South America” in 2018 by Skytrax, an aviation research organization;

•	Named “Best Staff in South America” in 2018 for the third consecutive year by Skytrax;

•	Recognized as the “Most On-Time Low Cost Carrier in the World” by OAG in 2018 for the second time;

•	Recognized as the “Most On-time Low Cost Carrier in the Americas” by OAG in 2018;

•	Named “Fastest Check-in in Brazil” in 2018 for the third consecutive year by the Civil Aviation Secretariat (Secretaria de Aviação Civil);

•	Named “Best Low Cost Carrier in South America” in 2017 for the seventh consecutive year by Skytrax;

•	Named “Best Low Cost Carrier in The World” in 2012 by CAPA, an independent aviation research organization;

•	Named one of the “50 Most Innovative Companies in The World” and “Most Innovative Company in Brazil” in 2011 by Fast Company, a business magazine; and

•	Named one of the “50 Hottest Brands In The World” in 2010 by Ad Age, a leading marketing news source.

In addition, as a result of our strong brand awareness and focus on customer service, our TudoAzul loyalty program had approximately 11 million members as of December 31, 2018 and has been recognized with the following awards:

•	Named “Best Loyalty Program in Brazil in 2016 – 2018” by Melhores Destinos;

•	Named “The Loyalty Program with the Best Fares in Brazil in 2016-2017” by Melhores Destinos; and

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

Experienced management team

We believe we benefit from our highly knowledgeable and experienced management team. Our senior management, which has senior airline experience both in Brazil and in the United States, includes:

•

Our Chairman and Founder David Neeleman, a dual Brazilian and U.S. citizen, who has founded four airlines in three different countries, including JetBlue Airways. Mr. Neeleman also serves as Chief Executive Officer of our only operating subsidiary – Azul Linhas Aéreas Brasileiras (ALAB);

•

Our Chief Executive Officer, John Peter Rodgerson, who previously served as our Chief Financial Officer and our Investor Relations Officer, where he was responsible for implementing our financial strategy and cost structure since our inception. Mr. Rodgerson also served as Director of Planning and Financial Analysis at JetBlue Airways for five years;

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

•

Our Chief Revenue Officer, Abhi Shah, who has more than 15 years of experience in the aviation industry and has previously held executive positions at JetBlue Airways and Boeing. He was responsible for developing our yield management, network planning and revenue structure;

•

Our Vice-President of People and Clients, Jason Ward, who initially joined us in 2008 and played an integral role in Azul’s merger with TRIP in 2013. After that, Mr. Ward worked as Corporate Vice President at C.R. England, Inc., and from 2016 to 2017 he was Chief Operating Officer at TAP before returning to Azul in August 2017. He started his career at Morris Air, the first airline founded by David Neeleman. He also worked with Mr. Neeleman in marketing and sales at Southwest Airlines and customer services at JetBlue Airways; and

•

ALAB’s Chief Operating Officer, Flávio Costa, who has been part of the Azul founding team since inception and has more than 40 years of experience in the airline industry, having served as Technical and Operations Director at Pluna S.A., and OceanAir and as Technical Director at Varig.

Most of our senior management team has worked together for almost ten years and has been with us since our launch. All non-Brazilian individuals on the team are residents of São Paulo with permanent work visas. In addition to Mr. Neeleman, all of our principal officers are also shareholders in our company, and all are motivated by participation in our stock-based incentive plans, which we believe aligns shareholders’ and management’s interests. Our management team has focused on establishing a successful working environment and employee culture. We believe the experience and commitment of our senior management team have been a critical component in our growth, as well as in the continuing enhancement of our operating and financial performance.

To align senior management interests with our results of operations, we provide a leadership incentive plan based on the achievement of pre-defined company performance targets including operating margin, customer satisfaction, crewmember satisfaction, and on-time performance. We also have established a stock option plan for our leadership that vests over a four-year period. See “Item 6.B. Management Compensation—Stock-Based Incentive Plans.”

Principal Strategies

Adding larger, more fuel efficient, next-generation aircraft to our fleet

We intend to continue adding next-generation, more fuel-efficient aircraft to our fleet replacing older generation aircraft. In addition to providing us with leading low seat costs, these aircraft have more seats contributing to an increase in revenue generated from connecting traffic, TudoAzul, our cargo business, and our travel package business. Based on our current firm orders, between 2019 and 2023, we expect to add approximately 46 next-generation E-195 E2 aircraft, 50 next-generation Airbus 320neos and five next-generation Airbus A330-900neo widebody aircraft to our fleet, replacing older generation aircraft.

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

We expect to introduce the E2s to replace current generation E-Jets starting in the second half of 2019. The E2s have 18 additional seats and a 25% lower cost per seat and a 14% lower trip cost compared to the E-Jets.

We believe that by applying this strategy we will continue improving our profitability going forward by reducing our cost per seat while expanding revenue.

Increasing flight frequencies, connecting cities and adding new destinations

While most of our capacity growth over the next five years is expected to derive from the replacement of smaller aircraft with larger next generation aircraft, we intend to continue identifying, entering into and rapidly achieving leading market presence in new markets or underserved markets with high growth potential. We also intend to continue to grow by adding new destinations to our network, further connecting the cities that we already serve with new non-stop service, increasing frequency in existing markets, and using larger aircraft in markets that we have developed and grown over the years.

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

On existing routes that we believe present additional demand, we intend to increase the number of daily flights with our E-Jets to achieve or further increase schedule superiority over our competitors. For example, we increased our daily departures on the Campinas—Rio de Janeiro route from three to 16 between March 2009 and December 2018, and our daily departures on the Campinas—Belo Horizonte route from four to 11 between August 2009 and December 2018. By providing this additional convenience to our customers, we aim to continue stimulating demand for our products and services. We also intend to continue operating the A320neos mostly in high density, longer-haul leisure markets.

We plan to focus our international growth on connecting our strong presence in Brazil via our hub in Campinas, Belo Horizonte and Recife and our current long-haul international destinations Fort Lauderdale, Orlando and Lisbon. We believe we are especially suited to stimulate additional demand for travel to key long-haul international destinations, which can be served by our Airbus A330s, by taking advantage of our focused domestic route structure, both in terms of passengers and overall connectivity throughout Brazil. We currently offer non-stop flights to 56 destinations out of our main hub in Campinas, and we continue to leverage our position as the largest airline in Viracopos airport by offering international flights as well as connecting passengers throughout Brazil. Additionally, our codeshare flights with United and TAP enables us to connect our main hubs with United’s destinations in the U.S. and TAP’s destinations in Europe.

Continue to unlock value from our TudoAzul loyalty program

As a result of the growth of our network, we believe there is an opportunity to further unlock value from our TudoAzul loyalty program. With approximately 11.0 million members as of December 31, 2018, TudoAzul has been the fastest growing loyalty program among the three largest programs in Brazil for the past four years, according to publicly available information of such competitors, including disclosure filed with or furnished to the SEC and information available on their respective websites. TudoAzul sells loyalty points to business partners as well as directly to program members. Our current business partners include financial institutions such as American Express, Itaú, Santander, Livelo (Banco do Brasil’s and Bradesco’s loyalty joint venture), and Caixa, retailers (including Apple, Walmart and Fast Shop), and travel partners (including Hertz, Avis and Booking.com).

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

In an effort to maximize the value creation potential of TudoAzul, we have been managing the program through a dedicated team since mid-2015. On a standalone basis, TudoAzul’s gross billings ex-airline totaled R$980.3 million in the year ended December 31, 2018 compared to R$741.4 million in the year ended December 31, 2017. Given the number of exclusive destinations we operate, our network strength, and the expected growth of passenger air travel, credit card penetration and usage and member loyalty in Brazil, we believe that TudoAzul is a strategic business for us. As TudoAzul is our wholly-owned subsidiary, all of the cash flows generated by this high-growth, high-margin business accrue to our shareholders in a tax-efficient manner. We plan to continue investing in TudoAzul’s expansion and evaluating opportunities to unlock value for this strategic asset.

Continue to increase ancillary and other revenue

We intend to continue growing our ancillary and other revenue, by both leveraging our existing products and introducing new ones. We intend to focus on deriving further value from our existing ancillary and other revenue streams, which represented R$61.0 per passenger as of December 31, 2018 and included revenue from bag fees, upgrades, other passenger related fees, cargo services, sales of advertising space in our various customer-facing formats, and commissions on travel insurance sales. As a result of the introduction and increase of the next-generation Airbus A320neos to our fleet, we expect to have more seat availability for our TudoAzul loyalty program and our Azul Viagens travel package business as well as additional cargo capacity.

We also leverage our extensive route network and our strategic location at Viracopos airport, the second largest cargo airport in Brazil, according to ANAC, by offering cargo services. Our frequent point-to-point service, high reliability and on-time performance provide a significant value proposition for our cargo services. Our strategy of using spare capacity in our aircraft to carry express cargo and smaller packages further increases our efficiency. Our international expansion and the introduction of next-generation Airbus A320neos to our fleet, which have larger cargo capacity, contributed to an increase in cargo revenue of 56.5% in 2018 over 2017.

Continue to establish and extend strategic partnerships

As of December 31, 2018, we had code-share agreements with United, TAP, JetBlue, Turkish Airlines, Ethiopian Airlines, Copa Airlines, Aigle Azur and Beijing Capital, as well as 27 interline agreements with a number of other international airlines, allowing us to handle passengers traveling on itineraries that require multiple flights on multiple airlines widening our network. As part of our plans to expand globally, we have established strategic partnerships with United and TAP. We view these and possible future relationships with other airlines as strategic ways of allowing us to expand our network with connectivity throughout the United States, Europe and Asia without having to commit the full resources on our own. We believe that our existing and future customer base are increasingly taking advantage of the ability to fly internationally, and we aim to be able to offer our Brazilian customers a seamless ability to do so, whether by purchasing tickets on partner airlines on our website or through connected and complimentary schedules facilitating onward travel outside of Brazil. In addition to facilitating a more global network for us through these partnerships, we are exploring a variety of cooperative arrangements, including additional interline agreements, code-sharing, access to partner airlines’ frequent flyer programs and possible cobranding efforts. We also see opportunities to leverage these relationships to facilitate greater operating efficiencies by utilizing partner expertise in maintenance, cargo transport and even possible pilot and crew training and redeployment, as well as redeployment of redundant or unneeded aircraft. We are exploring joint ventures and other arrangements with our partners to determine the most effective and beneficial ways to leverage these relationships for all parties.

We view our partnerships as critical to our global connectivity but also as a way to addressing macroeconomic pressures in Brazil. By working with our partners, we believe we have and can continue to adapt to changing economic conditions and do so swiftly in areas involving our fleet, crews and operating expenses. We expect to continue evaluating strategic partnership opportunities, including investments and acquisitions, that allow us to improve our network, offer more attractive benefits to our TudoAzul members, enhance our brand and build loyalty and revenue.

Description of Our Products and Services

Our principal product is the scheduled air transportation of customers, which generates passenger ticket and non-ticket revenue. In addition, we generate revenue through our wholly-owned TudoAzul loyalty program, our cargo transportation operations, and our travel and tourism operations.

Scheduled Air Transportation

We target business travelers by offering convenient and frequent service to numerous destinations, 41 of which we served exclusively as of December 31, 2018. We also target leisure travelers with our extensive route network and our segmented pricing model, offering low fares for advance purchases. In connection with our scheduled air transportation services, we generate passenger ticket revenue and other revenue, such as passenger related ancillary revenue, cargo revenue through our Azul Cargo business, and the sale of travel packages, through our Azul Viagens business.

Passenger Revenue

We believe our extensive network and our range of product offerings allow us to attract high-yield business travelers, who we believe make up the largest component of our ticket revenue and customers. According to ABRACORP, we held a 31% share in terms of Brazilian business-focused travel agency revenue and our average business-focused travel agency ticket price was approximately 20% higher than those of our main competitor in the year ended December 31, 2018. By comparison, we held a disproportionately smaller market share in terms of total domestic passengers transported, as measured by RPKs at 19%, during the same period, according to ANAC, which demonstrates our competitive strength in the corporate market segment. We attribute this to our network connectivity, which provides business passengers with several connection options allowing them to more easily and conveniently reach their destinations, as well as to the fact that we are the only player in certain markets that are attractive to business travelers. Leisure travelers, by contrast, are typically more price sensitive than business travelers, but tend to be more flexible regarding flight schedules.

Passenger revenue also includes revenue derived from the sale of TudoAzul points to third parties. For more information, see “Item 4.B. Business Overview—TudoAzul Loyalty Program.”

In the year ended December 31, 2018, passenger revenue was R$8,670.1 million, representing 94.7% of our operating revenue. Passenger revenue was R$6,695,3 million in 2017, R$5,786.8 million in 2016, R$5,575.3 million in 2015 and R$5,129.6 million in 2014, representing 86.0%, 86.8%, 89.1% and 88.4% of our total operating revenue, respectively. On January 1, 2018, we adopted IFRS 15, which impacted the classification and timing of recognition of certain ancillary items such as bags, upgrades, itinerary changes and other air travel-related fees, since they are deemed part of the single performance obligation of providing passenger transportation. These ancillary items are now recognized in passenger revenue while non-passenger related items including cargo, travel packages, and revenue from aircraft subleases continue to be recognized under other revenue. The pro-forma impact of IFRS 15 on our revenue results for the year ended December 31, 2017 is presented in “Note 3.17. Revenue from contracts with customers” to our audited consolidated financial statements. For more information about these changes, see “Note 3.20. New and amended standards and interpretations” to our audited consolidated financial statements.

Other Revenue

In addition to generating passenger revenue derived from the sale of tickets and TudoAzul points, we generate other revenue including ancillary revenue and revenue from our cargo transportation and travel and tourism operations. We generate ancillary revenue by charging fees for certain services, such as cancellation fees, change fees, no-show fees, call center booking fees, online booking fees and by selling travel insurance. On April 29, 2017, a new resolution was passed by ANAC allowing airlines to charge for checked baggage. We started charging for bags on June 1, 2017 and believe this will be an important source of ancillary revenue going forward. We also offer upgrades to our premium “Espaço Azul” seats that feature additional legroom in our domestic flights and to our “Economy Xtra,” “SkySofas” and business class seats available on our international flights serviced with Airbus A330 aircraft. Our “Economy Xtra” cabin has an additional three inches of legroom in a 2-4-2 configuration and our “SkySofas” are an innovative feature consisting of four economy seats with a footrest that can be raised to create a flat, sofa-like, flexible space for families to sleep together more comfortably.

We also leverage our extensive route network and our strategic location at Viracopos airport, the second largest cargo airport in Brazil, according to ANAC, by offering cargo services. Our frequent point-to-point service, high reliability and on-time performance provide a significant value proposition for our cargo services. Our strategy of using spare capacity in our aircraft to carry express cargo and smaller packages further increases our efficiency. Our international expansion and the introduction of next-generation Airbus A320neos to our fleet, which have larger cargo capacity, contributed to an increase in cargo revenue of 56.5% in 2018 over 2017. In addition, as a result of the rapid growth of our cargo business, we have leased two used 737-400 freighter aircraft in 2018. We offer cargo transportation services to over 3,600 locations and we have 220 cargo stores across Brazil that offer our cargo transportation services. We transport cargo by air and hire independent third parties to transport and deliver cargo to its final destination by ground transportation. While we are liable to our customers for proper cargo delivery, our agreements with such independent third parties provide for our right of recourse against them if any losses occur during the ground transportation.

We also derive revenue streams from our travel and tourism operations, Azul Viagens, which combine airfare, ground transportation and lodging options. The travel packages we offer are either pre-built or flexible and customized and can be purchased through our website or, as of December 31, 2018, at one of the 2,100 travel agencies that offer our travel products or at one of our 43 free-standing stores.

Other revenue was R$483.2 million in 2018, R$1,094.2 million in 2017, R$883.1 million in 2016, R$682.5 million in 2015 and R$673.4 million in 2014, representing 5.3%, 14.0%, 13.2%, 10.9% and 11.6% of our total operating revenue, respectively. On January 1, 2018, we adopted IFRS 15 that impacted the classification and timing of recognition of certain ancillary items such as bags, upgrades, itinerary changes and other air travel-related fees, since they are deemed part of the single performance obligation of providing passenger transportation. These ancillary items are now recognized in passenger revenue while non-passenger related items including cargo, travel packages, and revenue from aircraft subleases continue to be recognized under other revenue. The pro-forma impact of IFRS 15 on our revenue results for the year ended December 31, 2017 is presented in “Note 3.17. Revenue from contracts with customers” to our audited consolidated financial statements. For more information about these changes, see “Note 3.20. New and amended standards and interpretations” to our audited consolidated financial statements.

Route Network

We offer flights to every region in Brazil and to select international destinations. The map below shows the destinations and routes we served as of December 31, 2018.

As of December 31, 2018, we served 110 destinations, including 100 cities across every region in Brazil, the largest number of destinations offered by a Brazilian airline and our flights represented approximately one third of the total domestic departures in the country. Our main hub is in Campinas at Viracopos airport, approximately 100 kilometers (62 miles) from the city of São Paulo. From Viracopos airport, we provided non-stop service to 51 Brazilian cities accounting for 97.0% of 148 daily domestic departures from Viracopos airport, as of December 31, 2018.

Our second largest hub is located at Belo Horizonte’s main airport, where we served 41 domestic destinations and had a 61.3% share of that airport’s 139 daily departures as of December 31, 2018. This hub serves Belo Horizonte, which is the capital city of Minas Gerais, the third wealthiest state in Brazil according to IBGE.

We also built a regional hub in Recife, which serves 25 non-stop destinations, including non-stop international flights to Orlando and Fort Lauderdale. We had a 54.6 % share of Recife’s airport’s 97 daily departures as of December 31, 2018. Recife is one of the largest cities in the Northeast of Brazil, and this regional hub allows us to increase flight connectivity within this region and internationally, making it our closest hub for non-stop flights to both Europe and the United States.

Our diversified network allows us to connect not only our main hubs but also strategic airports throughout Brazil located in, among other places, São Paulo (Guarulhos and Congonhas airports), Rio de Janeiro (Santos Dumont and Galeão airports), Porto Alegre, Cuiabá, Belém and Manaus.

Domestic Routes

The chart below shows the number of non-stop domestic destinations offered by us and by our competitors at select airports as of December 31, 2018:

Non-stop Domestic Destinations by Airport (December 31, 2018)

Source: Innovata.

The table below shows our top ten cities served by average number of departures per day and the estimated population within 100 kilometers as of December 31, 2018.

	As of December 31, 2018
Airport	Azul Average Number of Departures per Day	Estimated Population	Azul Leadership Position (departures)
Campinas	148	7,395,319	1
Belo Horizonte (Confins)	85	5,932,158	1
Curitiba	43	4,053,516	1
Rio de Janeiro (Santos Dumont)	37	6,750,548	3
Porto Alegre	38	5,148,699	1
Recife	53	5,579,221	1
São Paulo (Guarulhos)	35	12,614,146	4
Cuiabá	30	984,342	1
Belém	19	3,179,323	1
Goiânia	21	3,242,625	1

Source: Innovata and Azul (Based on IBGE data)

Our focus on providing a large route network with convenient service has enabled us to become the market leader in 71 cities and 32.4% of our routes in terms of departures, being the only operating airline in 41 cities and the leader on 84% of our routes as of December 31, 2018. By comparison, as of December 31, 2018, Gol and LATAM were leading carriers in 16 and five cities in Brazil, respectively. In addition, the routes in which we hold a leadership position represent approximately 82% of our total ASKs and 83% of our total passenger revenue.

The chart below shows the amount of cities we serve and the number of cities in which we are a market leader in terms of departures by cities served in comparison with Gol and LATAM, as of December 31, 2018.

Source: Innovata

* Considers leadership in terms of number of departures

The map below shows the domestic cities in which we are a market leader in terms of departures in comparison with Gol and LATAM, as of December 31, 2018:

Our extensive network coverage allows us to offer more itineraries and connections than our competitors, which serve a significantly lower number of destinations. For instance, on the route from Ribeirão Preto to Campinas, approximately 94% of the passengers connect in Campinas to over 56 destinations served by Azul, including 23 destinations where we are the only carrier. Similarly, on flights from Cuiabá (one of our focus-cities, which connects to 18 destinations in Brazil) to Viracopos, approximately 95% of the passengers are connecting passengers heading to more than 56 destinations, including 23 destinations served only by us.

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

International Routes

Our international expansion strategy is based on connecting our strong presence in various cities in Brazil with our current long-haul international destinations of Fort Lauderdale, Orlando and Lisbon and select destinations in South America. In addition, we serve other international destinations according to seasonal demand. For the year ended December 31, 2018, our international revenue represented 20.9% of our total revenue, as compared to 16.6% for the year ended December 31, 2017. We believe our main hub in Campinas, which offers non-stop flights to 51 domestic destinations and is the largest domestic hub in South America in terms of destinations served is uniquely suited to serve our international routes due to our focused domestic route structure, both in terms of passengers and overall connectivity throughout Brazil. Once in Campinas, our international passengers are able to take advantage of our full domestic route structure to connect to every region in Brazil. To enhance our connectivity outside of Brazil, we have entered into code-share and frequent flyer reciprocity agreements with United and TAP, as well as 27 other code-share and interline agreements with several other international carriers. For more information on our code-share arrangements and strategic partnerships, see “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements.”

In March 2016, we established a strategic partnership with TAP, further supporting our plans to expand globally. For more information regarding our investment in TAP, see “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements—TAP.” As a result of this strategic partnership, in June 2016, we successfully launched a non-stop code-share flight between our and TAP’s main hubs, Campinas and Lisbon, respectively. As of December 31, 2018, TAP served 65 destinations, including 10 destinations in Brazil, and therefore was the number one European carrier serving Brazil in terms of number of seats and flights. Our flight to Lisbon enhances our passenger connectivity between Brazil and Europe and allows our business and leisure passengers to take advantage of TAP’s network to access key destinations in Europe. Furthermore, we expect to continue taking advantage of our network connectivity by adding select destinations in South America to be served by our narrow-body aircraft.

Customer Service

We believe that a high quality product and exceptional service significantly enhance customer loyalty and brand recognition through word-of-mouth, as satisfied customers communicate their positive experience to others. Based on this principle, we have built a strong company culture focused on customer service that serves as the foundation of a differentiated travel experience. According to surveys we have conducted, as of December 31, 2018, 89% of our customers would recommend or strongly recommend Azul to a friend or relative. In addition, we use the NPS mentioned to measure customer satisfaction and in 2018, our score totaled 61%, which is in line with the score of leading global brands such as Apple.

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

As of December 31, 2018, our bus shuttle service between São Paulo and Viracopos airport had 219 departures per day across five different bus lines, transporting an average of over 49,000 customers monthly and featuring pre-boarding check-in services at most departure points. Our shuttle service is complimentary, and we believe that the associated cost is justified by increased customer satisfaction and passenger demand.

On-Time Performance

Our commitment to operating an on-time airline with a high-quality customer experience, which we believe is unique among Brazilian airlines, has resulted in us having been ranked as the most on-time airline in Brazil in 2018 and the best on-time performance among low-cost carriers in the world in 2016 and 2018, according to OAG.

The following table sets forth certain performance-related customer service measures for the periods indicated:

	For the year ended December 31,
	2018	2017	2016	2015	2014
On-Time Performance(1)	86.5%	84.1%	88.9%	91.0%	89.7%
Completion Rate(2)	98.5%	98.8%	98.9%	98.9%	98.7%
Mishandled Bag Rates(3)	1.6	1.7	1.8	1.9	1.8

Source: OAG and Azul

(1)	Percentage of our scheduled flights that were operated by us and that arrived on time (within 15 minutes).
(2)	Percentage of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).
(3)	Number of bags mishandled per 1,000 passengers.

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

Our commercial cooperation agreements establish broad frameworks for cooperation in such areas as code-sharing, interlining, marketing, service and aircraft and engine maintenance, among others areas. Interline agreements are entered into among individual airlines to handle passengers traveling on itineraries that require multiple airlines, allowing passengers to utilize a single ticket and to check their baggage through to their final destination. Code-share agreements differ from interline arrangements in that they allow airlines to identify a flight with an airline’s code even though the flight is operated by another airline, which enhances marketing and customer recognition.

We have entered into a commercial cooperation, a code-share and frequent flyer reciprocity agreements with United and TAP and have entered into another 27 code-share and interline agreements with several other international carriers, including JetBlue, Etihad Airways, Air Europa, Lufthansa, Copa Airlines, and Aerolíneas Argentinas. We believe these strategic relationships allow us to increase our load factor on flights departing from Brazilian airports operated by our partners and expand our brand exposure internationally for our Brazil-based and international customers. Our code-share agreements with United, JetBlue and TAP allow us to sell flights to virtually all destinations served by these carriers, contributing to the growth of our international operations and offering our passengers additional connectivity beyond Brazil. Furthermore, our relationships with other carriers allow us to expand our cargo operations by offering these services beyond the locations served by our own aircraft.

As a result of these arrangements and relationships, our customers have access to more than 150 additional destinations worldwide. We believe that our strategic relationships with our partner airlines, particularly United and TAP, provide our TudoAzul members with a broad range of attractive redemption options and allow us to leverage our TudoAzul program beyond our own network. We continue exploring joint ventures and other arrangements with our strategic partners to determine the most effective and beneficial ways to expand our business and increase profitability through these relationships.

United

On June 26, 2015, we entered into an investment agreement with Calfinco, a subsidiary of United, pursuant to which it acquired Class C preferred shares representing a 5%, non-voting economic interest in us. Such Class C preferred shares were converted on a one-to-one basis into Class A preferred shares on February 3, 2017, which were then simultaneously renamed “preferred shares” and subsequently subject to a two-for-one stock split on February 23, 2017, resulting in United holding 10,843,792 preferred shares through a subsidiary. Pursuant to this agreement, United has the right to elect one member of our board of directors so long as it retains at least 50% of the Class C preferred shares it received on the date of its investment or preferred shares resulting from their conversion. United has designated a representative on our board effective as of June 26, 2015. See “Item 6.A. Directors and Senior Management—Board of Directors.” United is a party to our Shareholders’ Agreement, which provides for United’s right to elect one director, so long as they hold at least 50% of the Class C preferred shares it received on the date of its investment or preferred shares resulting from their conversion. For more information, see “Item 7.B. Related Party Transactions— Shareholders’ Agreement.” On April 27, 2018, United closed a private preferred share transaction with Hainan to acquire 16,151,524 preferred shares of our company increasing its shareholding in us to 26,995,316 preferred shares, representing 8.0% of our economic interest.

In connection with United’s investment, we also entered into a commercial cooperation agreement with United on June 26, 2015 which governs the expanded cooperation between both of our companies with respect to certain matters, including (i) code-sharing, (ii) loyalty programs, (iii) special terms relating to passengers and cargo, (iv) marketing programs, (v) corporate accounts and sales contracts, (vi) employee interline pass travel, (vii) service levels at specific airports, and (viii) the negotiation of a commercial joint venture between us and United whereby we would share resources with United and split revenue related to specified matters relating to our and their route networks in order to optimize profitability for both us and United. To date, this joint venture has not yet been established, and we and United continue discussing objectives, the type of joint venture, revenue sharing and other matters.

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

Hainan

In February 2016, we announced we were entering into an investment agreement with Hainan pursuant to which Hainan agreed to invest US$450 million in us in exchange for a 24% economic interest in us. In connection with the investment agreement with Hainan, we entered into a commercial cooperation agreement with Hainan on March 11, 2016, which governed the expanded cooperation between both of our companies with respect to certain matters, including (i) code-sharing, (ii) loyalty programs, (iii) joint sales contracts and marketing programs and (iv) recognition of elite member benefits. In August 2016, as a result of this investment, Hainan became our single largest preferred equity shareholder.

Pursuant to the investment agreement with Hainan, Hainan had the right to elect three members of our board of directors, all of which were elected in October 2016. Hainan was a party to our Shareholders’ Agreement, which provided for Hainan’s right to elect three directors, so long as Hainan held at least a 20% economic interest in us and owned the largest percentage of economic interest in us, taking account of TRIP’s former shareholders as a single shareholding block.

In June 2018, we announced a secondary public offering pursuant to which Hainan sold 19,379,335 ADSs representing all of Hainan’s preferred shares held in our company. The offering price was US$16.15 per ADS and no other shareholder of Azul sold its ADSs or preferred shares in the offering. As a result, Hainan is no longer bound to our Shareholders’ Agreement nor has the right to appoint any members of our board of directors. Consequently, the three members of our board of directors appointed by Hainan and elected in 2016 resigned to their positions in June 2018, following the closing of the offering. This public offering was part of Hainan’s strategic plan, which included capital raising initiatives, selected divestments and investments in airlines and companies in the aviation services sector. There were no material changes to the commercial relationship between us and Hainan as a result of the offering. On September 15, 2017, ALAB entered into a Deed of Guarantee and Indemnity in connection with its obligations and liabilities related to operating lease agreements of three A350 900 XW aircraft entered into among ALAB, Hong Long Airlines and Beijing Capital Airlines (both companies of the HNA Group), and Wilmington Trust SP Services (Dublin) Limited.

TAP

TAP is the national carrier of Portugal and is a leading carrier between Europe and Brazil. We have had a long relationship with TAP since our inception, with TAP affiliates in Brazil providing all of the heavy maintenance for our Embraer jets (excluding engine maintenance), representing approximately 16% and 13% of our total maintenance costs as of December 31, 2018 and December 31, 2017, respectively.

TAP was wholly-owned and operated by the Portuguese government until June 2015, when it was privatized. Atlantic Gateway currently owns 45% of TAP’s voting shares, employees hold a 5% interest, and the Portuguese government has an ownership of 50% of the voting shares. This structure remains under the assessment of the Portuguese Civil Aviation Agency. On March 14, 2019 we acquired a 6.1% economic stake in TAP for US$25 million.

In connection with TAP’s privatization process, we invested €90 million in 7.5% bonds due March 2026, secured by an interest in TAP’s loyalty program, convertible at our option into newly issued TAP equity securities without any further payment by us. Under the terms of the TAP bonds, if and when they are converted, the shares to be issued will represent 6% of TAP’s total share capital and voting equity securities on a fully diluted basis, but will be entitled to enhanced economic rights, subject to customary anti-dilution provisions, to receive 41.25% of any TAP dividends when, as and if declared, as well as any other distributions by TAP, which would make Azul TAP’s largest equity holder by economic value. As of the date of this annual report, we have not made any decision to exercise the right to convert the TAP bonds held by us into TAP shares. The TAP bonds are subject to certain redemption rights by TAP if the TAP bonds are not yet converted, upon the earlier of (1) an IPO of TAP or (2) four years from issuance provided that TAP is in compliance with certain financial covenants set forth in the indenture. See “Item 7.B. Related Party Transactions—Strategic Partnership with TAP.”

In addition to our investment in TAP bonds, our relationship with TAP consists of (i) a code-share agreement providing for flights between Brazil and Portugal, (ii) further cooperation between TAP and Azul in maintenance, cargo and other areas and (iii) subleasing of 15 aircraft to TAP as part of our fleet optimization strategies. We have no other formal strategic partnership or other operating agreements with TAP, but are exploring other agreements and arrangements with TAP as a means of further connecting TAP and its widespread European operations with our Brazilian customers. We are also discussing the possibility of establishing a joint venture with TAP in order to jointly explore flights between Brazil and Portugal. We believe that such cooperation with TAP has the potential for significant synergies primarily through the joint marketing and sales of tickets and cargo for our flights as well as TAP’s flights between Brazil and Portugal.

Correios

On December 20, 2017, we and Correios announced the execution of a non-binding memorandum of understanding for the creation of a private integrated logistics solution company. On March 27,2019, we announced that we decided not to pursue a commercial agreement with Correios because we believe it is in our best interest to have the flexibility to enter into other more favorable commercial agreements and to participate in future competitive bidding processes of Correios for the distribution of domestic air mail. We do not expect the termination of the non-binding commercial agreement with Correios to impact our results of operations in 2019.

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

Our model of fare segmentation seeks to maximize revenue per seat through dynamic inventory adjustment depending on demand. By increasing price segmentation, we are able to ensure that we continue to attract and retain high-yield business traffic including last-minute seat availability for late-booking business travelers, which is integral to our revenue management, as well as leisure travelers who usually pay lower fares for tickets purchased in advance.

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

We utilize a proprietary yield management system that is key to our strategy of optimizing yield through dynamic fare segmentation and demand stimulation. We target both business travelers, to whom we offer convenient flight options, and cost-conscious leisure travelers, to whom we offer low fares to stimulate air travel and to encourage advanced purchases. We believe that our fare segmentation model has enabled us to achieve a market-leading PRASK of 29.54 real cents the year ended December 31, 2018. In addition, in 2018 our PRASK represented a 33.5% premium compared to Gol. We believe our superior network and product offering allows us to attract high-yield and frequent business travelers.

TudoAzul Loyalty Program

Our wholly-owned loyalty program TudoAzul, which was launched in May 2009, aims to enhance customer loyalty and brand recognition. TudoAzul had approximately 11 million members as of December 31, 2018 and has been the fastest-growing loyalty program in terms of members among the three largest programs in Brazil for the past four years according to information publicly available on the websites of Smiles and Multiplus, the loyalty programs of Gol and LATAM, respectively. TudoAzul members earn at least two points and up to five points per each real spent in tickets on Azul. Redemptions of points for one-way tickets start at 4,000 points and go up for more expensive flights. TudoAzul also offers a points plus cash option, in which tickets can be purchased using a combination of cash and TudoAzul points. Periodically, as a promotional tool, we may offer awards for fewer than 4,000 points. We believe that with a system that awards at least as many points as reais spent, customers perceive they are also receiving a higher reward for their purchases. At the same time, we believe that the variable amount of points required to redeem awards gives us flexibility in exercising discretion over the costs we incur in relation to these redemptions.

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

Most TudoAzul points expire two years after issuance. Frequent flyers achieve “TudoAzul Topázio” (Topaz) status when they accumulate 5,000 qualifying points, “TudoAzul Safira” (Sapphire) status once they accumulate 10,000 qualifying points and TudoAzul Diamante (Diamond) status once they accumulate 20,000 qualifying points during a given calendar year. Topázio, Safira or Diamante status is valid during the rest of the year of qualification and the entire following year, and provides the following benefits, among others: bonus points, check-in privileges at major airports like Viracopos, Santos Dumont, Confins, Brasília and others, priority boarding, higher baggage allowances, and dedicated telephone and e-mail services.

Since the program’s inception, TudoAzul members have generally demonstrated a willingness to pay higher average fares than those paid by non-members. We believe this is in part because of high customer satisfaction, increased passenger loyalty and because many of our business travelers, who frequently purchase more expensive, last-minute tickets, are typically also TudoAzul members.

Our current TudoAzul business partners, which offer TudoAzul members options to accrue and redeem points, include financial institutions such as American Express, Itaú, Santander, Livelo (Banco do Brasil’s and Bradesco’s loyalty joint venture), and Caixa, retailers (PayPal, Petrobrás Premmia and Fast Shop), and travel partners (including Hertz, Avis and Booking.com).

In September 2014, we also launched an Azul-branded credit card in partnership with Banco Itaucard S.A. In addition, in December 2015, we launched Clube TudoAzul, an innovative subscription-based product through which members pay a fixed recurring amount per month in exchange for TudoAzul points, access to promotions and other benefits. We also offer members the ability to buy points to complete the amount required for a reward, or pay a fee to renew expired points or transfer points to a different member’s account. Finally, we believe that our international flights and loyalty program partnerships with international carriers, including United, TAP and Copa provide our TudoAzul members with a broad range of attractive redemption options.

To maximize the value creation potential of TudoAzul, we have been managing the program through a separate, dedicated team since mid-2015. On a standalone basis, TudoAzul’s gross billings excluding the airline totaled R$758.3 million for the year ended December 31, 2017 and R$980.3 million in the year ended December 31, 2018, which we believe demonstrates TudoAzul’s growth potential.

Given the number of exclusive destinations we operate, our network strength, the expected growth of passenger air travel, credit card penetration and usage and member loyalty in Brazil, we believe that TudoAzul is a key strategic asset for us. We plan to continue investing in TudoAzul’s expansion and evaluating opportunities to unlock value for this strategic asset.

A sample of the key operating statistics demonstrating TudoAzul’s growth are set forth below:

	2018	2017	2016
Gross billings ex-airline (in millions of reais)	980.3	758.3	554.7

Total members (in millions)	11.0	9.0	7.0

Total partners	76	83	57

Total points sold (in billions)	44.9	36.5	28.0

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

Awards

The strength of our brand has been recognized in a number of recent awards:

•	Ranked among the ten best airlines in the world in 2017 and 2018 and best airline in Latin America in 2018 by TripAdvisor Traveler’s Choice Awards;

•	Named “Best Airline in Brazil” in 2018 for the third consecutive year by Melhores Destinos, the largest web portal of airline fare promotions and loyalty programs in Brazil;

•	Named “Best Regional Carrier in South America” in 2018 by Skytrax, an aviation research organization;

•	Named “Best Staff in South America” in 2018 for the third consecutive year by Skytrax;

•	Recognized as the “Most On-Time Low Cost Carrier in the World” by OAG in 2018 for the second time;

•	Recognized as the “Most On-time Low Cost Carrier in the Americas” by OAG in 2018;

•	Named “Fastest Check-in in Brazil” in 2018 for the third consecutive year by the Civil Aviation Secretariat (Secretaria de Aviação Civil);

•	Named “Best Low Cost Carrier in South America” in 2017 for the seventh consecutive year by Skytrax.

•	Named “Best Low Cost Carrier in The World” in 2012 by CAPA, an independent aviation research organization;

•	Named one of the “50 Most Innovative Companies in The World” and “Most Innovative Company in Brazil” in 2011 by Fast Company, a business magazine; and

•	Named one of the “50 Hottest Brands In The World” in 2010 by Ad Age, a leading marketing news source.

In addition, as a result of our strong brand awareness and focus on customer service, our TudoAzul loyalty program had approximately 11 million members as of December 31, 2018 and has been recognized with the following awards:

•	Named “Best Loyalty Program in Brazil in 2016-2018” by Melhores Destinos;

•	Named “The Loyalty Program with the Best Rates in Brazil in 2016-2017” by Melhores Destinos; and

•

Recognized as having “The Most Innovative Co-Branded Credit Card” at the 2015 Loyalty Awards Event presented by Flight Global, a renowned website recognized by the global aviation community as a reliable source of news, data and expertise relating to the aviation and aerospace industries.

Sales and Distribution

We currently sell our products through six primary distribution channels: (i) our website, (ii) our mobile app, (iii) our call center, (iv) airport stations, (v) Azul Viagens freestanding stores, and (vi) third parties such as travel agents, including through their websites. Direct internet bookings by our customers represent our lowest cost distribution channel. Approximately 85% of all sales were generated by online channels in 2018, and approximately 85% of all sales were generated by online channels in 2017, which created significant cost savings for us. We intend to continue working to increase sales through online channels, in particular sales through our website and our mobile app, as these sales are more cost-efficient and involve lower distribution costs than sales through travel agencies. In conjunction with Navitaire, a provider of host reservation services and other ancillary services, including data center implementation services, network configuration and design services, we developed a direct connection to travel agencies using online portals that bypass expensive distribution through GDS, resulting in a considerably lower indirect distribution cost. This allows travel agencies to use common internet programming schemes, which have almost fixed low costs that do not vary by sales, to develop their front end, mobile and internet applications with a direct connection to our reservation system. In connection with sales booked through travel agents, we pay incentive commissions to travel agents who attain our sales targets rather than upfront commissions. We maintain a high-quality call center, staffed solely with our crewmembers, as we believe that having a high-quality call center is crucial to our culture focused on customer service. We charge a fee for reservations made through our website and call center to offset its operating costs.

Fleet

As of December 31, 2018, our contractual fleet totaled 143 aircraft and our operating fleet in service totaled 125 aircraft. The 18 aircraft not included in our operating fleet consisted of 15 aircraft subleased to TAP and three ATRs that were in the process of exiting our fleet.

Our operating fleet has an average age of 5.9 years, which is significantly younger than the average of 9.5 years of our main competitor. We believe operating a young fleet leads to better reliability, greater fuel-efficiency and lower maintenance costs. Our Embraer E-Jets seat up to 118 customers, our next-generation Airbus A320neos accommodate 174 passengers and our fuel-efficient ATR aircraft seat 70 customers, while the aircraft used by our two principal competitors in Brazil have between 144 and 220 seats. As a result, in the year ended December 31 2018, the average trip cost of our fleet was R$32,007, which was 25.2% lower than that of larger Boeing 737 jets flown by Gol.

In addition to leveraging the strength of our domestic network and maximizing the growth potential of our loyalty program and cargo operations, in December 2016, we began adding next-generation Airbus A320neo aircraft to our fleet with lower seat and trip costs to serve longer-haul leisure and peak hour focus-city to focus-city service. For example, on long-haul flights such as a flight between Campinas and Salvador, the trip cost flying a next-generation Airbus A320neo is approximately only 5% higher than the trip cost of an E-195. However, as the next-generation Airbus A320neo has 56 more seats than the E-195, its CASK is 29% lower. As a result, by adding next-generation aircraft to our fleet, we expect to maintain market-leading trip costs and to reduce our CASK, both in absolute terms and relative to our main competitors.

The following tables set forth the composition of (i) our contractual fleet, which consists of aircraft that are contractually leased or owned by us and includes 15 aircraft subleased to TAP since 2016 and the 3 aircrafts in process of exiting our fleet, and (ii) our operating fleet, which consists of aircraft that are being operated by us, including spare aircraft, for the periods indicated.

Total Contractual Fleet		As of December 31,
	Number of seats	2018	2017	2016	2015	2014
Embraer aircraft
E-190	106	16	17	17	22	22
E-195	118	56	62	64	66	59
E-175	86	0	0	0	0	5
ATR aircraft
ATR 72	68-70	42	49	46	56	53
ATR 42	46-48	0	0	0	1	8
Airbus aircraft
A320neo	174	20	12	5	0	0
A330	242-272	7	7	7	7	6
Boeing 737 (Freighter)	—	2	0	0	0	0

Total Contractual Fleet		143	147	139	152	153

Total Operating Fleet		As of December 31,
	Number of seats	2018	2017	2016	2015	2014
Embraer aircraft
E-190	106	9	10	10	22	22
E-195	118	54	60	64	66	59
ATR aircraft
ATR 72	68-70	33	33	39	49	48
ATR 42	46-48	0	0	0	0	4
Airbus aircraft
A320neo	174	20	12	5	0	0
A330	242-272	7	7	5	7	5
Boeing 737 (Freighter)	—	2	0	0	0	0

Total Operating Fleet		125	122	123	144	138

Of the 143 aircraft that comprised our contractual fleet as of December 31, 2018, 20 were owned or held under finance leases or debt-financing and 123 were financed under operating leases of up to 12 years. Our finance leased aircraft and debt-financed aircraft were financed through credit facilities with different creditors, of which 15.5% was denominated in reais and 84.5% was denominated in U.S. dollars as of December 31, 2018.

Embraer

We were the first and currently are the only airline in Brazil to operate Embraer E-Jets. We believe that our successful launch of the Embraer E-Jets in the Brazilian market was due in part to the significant experience of most of our senior management team, who were trained in operating and maintaining E-Jet aircraft in the United States. We believe this experience provides us with a significant advantage over any competitor that may seek to reproduce our model. In addition, our decision to purchase Brazilian-made Embraer aircraft has enabled us to access competitive local aircraft financing in reais from BNDES, Brazil’s national development bank, at rates below Brazil’s CDI overnight deposit rate.

We have a strong and close partnership with Embraer, which is headquartered in São José dos Campos, approximately 100 km from our headquarters in Barueri, São Paulo and approximately 150 km from our main hub in Campinas. Our Embraer E-Jets have a two-by-two cabin layout with no middle seats, and our aircraft are configured to offer standard seats with 31 inches of legroom and premium seats called “Espaço Azul” with 34 inches of legroom. Our over-wing exit seats (four per aircraft) offer a spacious 39 inches of legroom. Embraer E-Jets are fuel-efficient, with fuel consumption averaging approximately 20% less than a Boeing 737 series, according to Embraer, and thus offer significantly lower trip costs than larger narrow-body aircraft. Embraer E-Jets feature state-of the-art fly-by-wire technology, which increases operating safety while reducing pilot workload and fuel consumption.

The new generation E2s, compared to the current generation of Embraer E-Jets, are expected to have 18 additional seats, accommodate up to 136 passengers and offer 25% lower cost per seat and 14% lower trip cost compared to current generation aircraft. Based on our current firm orders, between 2019 and 2023 we expect to add 46 next-generation E-195 E2 aircraft to our fleet between 2019 and 2023, with deliveries expected to start in the second half of 2019. In addition, we will serve as Embraer’s launch operator for the next-generation E-195 E2 aircraft. As part of our fleet transformation process, we expect to replace our entire Embraer E190/E195 fleet with next-generation E-195 E2 aircraft by 2023 contributing to a significant reduction in operating cost.

ATR

We are the largest ATR operator in the world, according to ATR. ATR is the world’s largest manufacturer of 50-to-70-seat turboprop aircraft. ATR turboprop aircraft provide significantly lower operating costs than jets, with fuel consumption averaging approximately 50% to 65% less than a comparably-sized jet. The ATR 72-600 is the newest member of the ATR family known for its high efficiency, dispatch reliability and low fuel burn. It features a new glass cockpit, communications and flight management system. Like Embraer E-Jets, ATR aircraft have a two-by-two layout with no middle seats, and our aircraft are configured to offer 30 inches of legroom, which is comparable to our E-Jets. We began operating ATR aircraft in March 2011 for two strategic purposes: to serve short-haul direct routes between smaller cities where jet aircraft would be less profitable, and to feed customer traffic from secondary markets into our existing network.

As of December 31, 2018, we had 33 ATR aircraft in our fleet.

Airbus

As part of our strategy to maintain a young and efficient fleet, we expect to add up to 50 next-generation Airbus 320neos family aircraft to our fleet between late 2019 and 2023. The next-generation Airbus A320neo replaces the A320 family, featuring a new engine option and other improvements such as aerodynamic refinements, large curved winglets (sharklets), weight savings, and a rearranged cabin that accommodates up to 174 passengers with larger luggage spaces, and an improved air purification system. Our next-generation Airbus 320neos are equipped with CFM International LEAP-1A engines and have approximately 15% less fuel consumption and less noise production compared to the A320 series, as well as an increase in range of approximately 500 nautical miles.

We began operating the Airbus A330-200, configured up to 272 seats, in December 2014 and currently have seven aircraft serving Fort Lauderdale, Orlando and Lisbon with this aircraft. According to Airbus, the A330 delivers better economics than competing aircraft and meets higher environmental standards and provides greater passenger comfort. We also have an order for five next-generation Airbus A330-900neo widebody aircraft, with deliveries starting in the second quarter of 2019. This aircraft will come with 298 seats in a high-density configuration. The cabin interior will be divided into 34 business class, 108 Economy Extra, and 156 Economy seats. The A330neo will come with the most advanced passenger cabin today dubbed “Air Space by Airbus,” bringing together an enhanced experience for passengers and optimum performance based on comfort, ambience, service and design. Moreover, the A330neo reduces fuel consumption by 14% per seat compared to the current model, making it the most cost-efficient, medium range widebody aircraft in the market.

The following table shows the historical and expected growth of our commercial operating fleet from December 31, 2015 through December 31, 2023:

	2015	2016	2017	2018	2019 (1)	2020 (1)	2021 (1)	2022 (1)	2023 (1)
Embraer E2	—	—	—	—	6	20	32	41	46
Embraer E-Jets	88	74	70	63	48	34	22	10	—
ATRs	49	39	33	33	33	33	33	32	32
A320neo family	—	5	12	20	32	42	51	60	70
A330 family	7	5	7	7	10	12	12	12	12

Total operating fleet	144	123	122	123	129	141	150	155	160

(1)	Assumes full completion of passenger aircraft commitments.

Fuel

Fuel costs are our largest operating expense. Fuel accounted for 30.6%, 26.7%, and 24.7% of our total operating costs for the years ended December 31, 2018, 2017, and 2016, respectively. Aircraft fuel prices are composed of a variable and a fixed component. The variable component is set by the refinery and reflects international price fluctuations for oil and the real/U.S. dollar exchange rate. This variable component is re-set monthly in the Brazilian market, as opposed to daily in North America and Europe. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract.

We purchase fuel from a number of distributors in Brazil, principally from BR Distribuidora, a subsidiary of Petrobras, Air BP Brasil Ltda. and Raízen Combustíveis Ltda., all companies authorized by the National Petroleum Agency (Agência Nacional do Petróleo), or ANP, to market products derived from oil for aviation throughout Brazil, with whom we have agreements to exclusively purchase all of our jet fuel needs in certain locations. Our agreement with BR Distribuidora sets forth that we have the obligation to exclusively purchase jet fuel from BR Distribuidora in the event BR Distribuidora installs new supply points in airports where we operate, provided that we have not already entered into a jet fuel supply agreement with another provider. Our agreements with BR Distribuidora, Air BP Brasil Ltda. and Raízen Combustíveis Ltda. are in effect until December 2021, August 2019 and June 2019, respectively. For our international flights departing from outside of Brazil, we purchase fuel from local providers.

International oil prices, which are denominated in U.S. dollars, are volatile and cannot be predicted with any degree of certainty as they are subject to many global and geopolitical factors. Airlines often use West Texas Intermediate, or WTI, crude or heating oil future contracts to protect their exposure to jet fuel prices. In order to protect us against volatile oil prices, we have entered into derivative future contracts in the past and may do so from time to time. We also have the possibility of negotiating customized hedging products directly with fuel distributors, with the purpose of locking in the cost of the jet fuel we will consume in the future, and protect ourselves against any exchange rate risk.

Moreover, building on our operations team’s significant experience with the E-Jet aircraft, we operate an active fuel conservation program involving reducing taxi times, taxiing using a single engine, and managing the aircraft’s load balance, angle of attack and cruising airspeed for optimal fuel-efficiency.

The following chart summarizes our fuel consumption and our fuel costs for the periods indicated.

	For the Year Ended December 31,
	2018	2017	2016	2015	2014
Liters consumed (in thousands)	1,033,712	939,908	880,941	906,778	789,150
Aircraft fuel (R$ in thousands)	2,644,261	1,848,195	1,560,223	1,917,606	1,955,036
Average price per liter (R$)	2.56	1.97	1.77	2.11	2.48
Percent increase (decrease) in price per liter	30.09%	11.03%	(16.25)%	(14.64)%	4.41%
Percent of operating expenses	30.6%	26.7%	24.7%	29.8%	36.2%

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

The Brazilian government is conducting public bids for granting of concessions for the operation of certain airports in Brazil. Between 2011 and 2017 ten airports have been privatized after bid concessions, including our two largest hubs, Viracopos and Confins. In March 2019, the Brazilian government concluded an auction for the concession of 12 airports grouped into three regional blocks – Northeast, Midwest, and Southeast, including our third largest hub in Recife.

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

As a result of the transfer of our operations to the new passenger terminal at Viracopos airport, we signed a “Terminal Transfer Incentive Agreement” with Aeroportos Brasil which established a detailed construction schedule for this new terminal and gave us certain rights to impose penalties in the event of noncompliance. Due to the fact that Aeroportos Brasil has not complied with certain contractual obligations under this agreement, we have retained 40% of the airport landing fees since February 2017. As a result of this retention, Aeroportos Brasil filed a collection action against us, which was settled in May 2018. Pursuant to the settlement agreement, we agreed to carry out certain parts of the construction of the new terminal at Viracopos Airport using the airport landing tariffs retained from Aeroportos Brasil. For more information on this proceeding, see “Item 8.A. Consolidated Statements and Other Financial Information —Legal Proceedings.”

In addition, on July 28, 2017, Aeroportos Brasil announced its intention to relinquish the operation of Viracopos airport to the Brazilian Federal Government within 24 months through an “amicable return.” In accordance with article 13 and pursuant to Law 13448, as of June 5, 2017, ANAC has formally initiated a re-bidding process for the concession to a new operator. Accordingly, ANAC will (i) suspend concession forfeiture proceedings; (ii) amend the concession agreement entered into with Aeroportos Brasil to determine the covenants and minimum services to be rendered during the re-bidding process; (iii) issue a technical and economic viability study, public bidding rules and a new concession agreement. The re-bidding process will be further regulated by decrees to be enacted by the Brazilian Federal Government and is expected to conclude, pursuant to Law 13448, within 24 months. ANAC has expressed, however, an intention to conclude the re-bidding process within 12 months. Once the proceeding is concluded, the operation of Viracopos airport should be transferred to a new operator (in case the re-bidding is successful) or otherwise returned to the government. However, according to the information available, this process of re-bidding is on hold.

In February 2018, ANAC started an administrative proceeding to terminate the concession for the Viracopos airport. However, Aeroportos Brasil filed a judicial claim to prevent the administrative proceeding to terminate the concession. As of December 31, 2018, a preliminary court decision suspended ANAC’s administrative proceeding, but a final court ruling is still pending.

Notwithstanding the procedure initiated by ANAC, on May 5, 2018, Aeroportos Brasil filed for a judicial reorganization proceeding before the court of Campinas, State of São Paulo, seeking to reorganize Viracopos’s capital structure through a reorganization plan to be approved by its creditors and confirmed by the court. The court allowed the case to proceed on May 23, 2018 and Aeroportos Brasil filed the proposed reorganization plan of Viracopos on July 27, 2018. A creditors’ meeting is scheduled for May 16, 2019 and May 30, 2019 to vote on the approval of such plan. The rejection of the proposed plan may result in the judicial reorganization proceeding being converted into a liquidation proceeding. Although we are not a creditor subject to Viracopos’ judicial reorganization, we monitor the case to assess the potential impacts on (i) Viracopos’ activities; (ii) the settlement we entered into with Aeroportos Brasil; and (iii) the Terminal Transfer Incentive Agreement entered into with Aeroportos Brasil.

Our second largest hub is Confins airport, the main airport in Belo Horizonte, whose concession was granted to private operators in 2013. In 2016, the concession concluded the construction of a new passenger terminal increasing Confins airport’s capacity to up to 22 million passengers per year. We are the leading carrier at Confins airport with a 59.2% share of total departures to 41 destinations as of December 31, 2017.

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

We built a regional hub in Recife to increase flight connectivity within the Northeast region of Brazil. Recife has the largest GDP of Brazil’s Northeast region according to IBGE and is our closest Latin American hub for non-stop flights to both Europe and the United States. Our Recife regional hub serves 25 non-stop destinations, including non-stop international flights to Orlando and Fort Lauderdale, and we had a 54.6% share of Recife airport’s 97 daily departures as of December 31, 2018. Our diversified network allows us to connect not only our main hubs but also strategic destinations throughout Brazil such as São Paulo (Guarulhos and Congonhas airports), Rio de Janeiro (Santos Dumont and Galeão airports), Porto Alegre, Cuiabá and Manaus.

Other Facilities and Properties

Our primary corporate offices and headquarters are located in the city of Barueri, state of São Paulo, where we lease 8,178.33 square meters under two lease agreements that expire in February and in December 2022. We also entered into a lease agreement for a warehouse and office complex in Fort Lauderdale, United States.

We lease four hangars at our full capability maintenance center in Belo Horizonte, where we perform airframe heavy checks, line maintenance, painting and interior refurbishment of our ATR aircraft and E-Jets. We also lease one hangar in Manaus and Cuiabá for E-Jets and ATR line maintenance. In addition, in 2018 we started to build a full capability maintenance center for our E-Jets and Airbus at Viracopos airport, which is expected to be concluded by the end of 2019. Our training facility for pilot and cabin crew education, UniAzul, has 71,000 square feet and four simulator bays and is located less than a mile away from Viracopos airport, our main hub. This facility provides training services both for our own crewmembers, including pilots, and for third parties on a commercial basis. At UniAzul we train all of our crewmembers, including pilots, flight attendants and maintenance technicians. As part of our extensive training program at UniAzul we operate two E-Jet flight simulators, one ATR flight simulator and one A320 flight simulator, all of them with full-flight capacity, a technology we believe none of our main competitors has. We also provide training and grant access to our onsite flight simulators to third-parties, including TAP, Embraer and the Brazilian Air Force. We have plans to expand the training programs offered at UniAzul through partnerships with technical schools and universities.

Competition

Domestic

The two largest airlines in Brazil in terms of RPK share are Gol and LATAM. Both Gol and LATAM operate similar hub-and-spoke networks, which require that passengers on many of their routes connect through the cities of São Paulo, Rio de Janeiro or Brasília. We face competition mainly from Gol and LATAM, and to a lesser extent from Avianca Brasil. The principal competitive factors on these routes that are served by more than one airline are fares, total price, flight schedules, aircraft type, passenger amenities, number of routes served from a city, customer service, on-time performance, safety record and reputation, code-sharing relationships, and frequent flyer programs and redemption opportunities.

As a result of our innovative business model, which is based on stimulating demand in underserved markets, we believe we are less susceptible to the effects of fare competition involving our main competitors, which fly from the airports in the city of São Paulo. As of December 31, 2018, 29% and 19% of our domestic network overlapped with that of Gol and LATAM, respectively, while Gol’s and LATAM’s networks had an overlap of approximately 88% with each other. In Campinas, our primary hub, only 2 out of 51 domestic destinations faced direct competition from Gol or LATAM as of December 31, 2018. While Gol, LATAM or any other airline may enter the markets we currently serve exclusively or in which we hold a large market share, we believe that our extensive connectivity allows us to avoid competition in numerous of the markets we serve, in particular from our competitors operating larger aircraft such as Gol and LATAM as it is more difficult to profitably serve our markets with larger aircraft. See “—Route Network.”

Before we started our operations, Gol and LATAM controlled over 90% of the Brazilian airline market in terms of RPK share. From 2008 to 2015, the Brazilian airline market has grown significantly, partially because of (i) our entry into the market, which stimulated demand, and (ii) the organic growth of the market, with more individuals using airline transportation services. As a result, despite the fact that Gol and LATAM lost market share following our entry into the market, the number of passengers transported by both airlines increased in that time period. As of December 31, 2018, we had an 18.6% market share of domestic RPKs, according to ANAC.

In December, 2018, Avianca Brasil filed for judicial reorganization (recuperação judicial) and on April 5, 2019, Avianca Brasil’s creditors approved a restructuring plan presented by Avianca Brasil, which provides for the creation of special purpose vehicles to which Avianca Brasil will contribute certain assets and rights. The sale of such special purpose vehicles will be carried out through a public auction, pursuant to the Brazilian Bankruptcy Law, which is scheduled for May 7, 2019 and the potential proceeds from the sale shall be used to pay the creditors. Avianca Brasil’s judicial reorganization may affect the Brazilian airline industry. As of April 30, 2019, Avianca Brasil had cancelled the majority of its flights.

The following table sets forth the historical market shares on domestic routes, based on revenue passenger kilometers, of the significant airlines in Brazil for each of the periods indicated:

Domestic Market Share— Scheduled Airlines	2014	2015	2016	2017	2018
Gol	36.1%	35.9%	36.0%	36.2%	35.7%
Latam Brasil	38.1%	36.7%	34.7%	32.6%	31.9%
Azul	16.7%	17.0%	17.0%	17.8%	18.6%
Avianca Brasil	8.4%	9.4%	11.2%	12.9%	13.4%
Others	0.7%	1.0%	1.1%	0.5%	0.4%

Source: ANAC

The following table provides details with respect to the competition faced on our top routes, based on weekly frequency as of December 31, 2018.

	At December 31, 2018
	Flights per Day
	Azul	Gol	LATAM
Campinas—Rio de Janeiro	16	2	—
Campinas—Belo Horizonte	11	—	—
Campinas—Curitiba	11	—	—
Campinas—Porto Alegre	10	—	—
Belo Horizonte—Rio de Janeiro	6	6	4
Belo Horizonte—Vitória	6	—	—
Belo Horizonte—Montes Claros	4	1	—
Campinas—Cuiabá	6	—	—
Campinas—São Jose do Rio Preto	5	—	—
Campinas—Ribeirão Preto	4	—	—
Salvador—Recife	5	—	—

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

In 2010, ANAC approved regulations regarding international fares for flights departing from Brazil to the United States and Europe, which gradually removes the previous minimum fares. In 2010, ANAC approved the continuity of bilateral agreements providing for open skies policies with other South American countries, as well as a new open skies policy with the United States. The open skies policy with the United States was approved by the Brazilian National Congress in March 2018. In March 2011, Brazil also signed an open skies agreement with Europe, which was initially expected to come into force in 2014 but still lacks the necessary approvals from the Brazilian executive branch in order to be considered and ratified by the Brazilian National Congress. These new regulations should increase the number of passengers in South America and may enable the expansion of our international services.

The table below shows the 2018 market share of major airlines on South American routes to/from Brazil based on RPKs:

International Market Share—Airline	RPK	Market Share
LATAM	29,557,396	68.5%
Azul	6,299,986	14.6%
GOL	4,159,298	9.6%
Avianca Brasil	3,137,300	7.3%
Other	2,215	0.0%
Total	43,156,195	100.0%

Source: ANAC

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

With this in mind, we have established an engineering and quality assurance department that oversees the compliance of all airworthiness requirements, and provides oversight of all maintenance activities in accordance with ANAC regulations and our CASS. Our engineering technical services set the standards and specifications for maintaining our aircraft and engines, monitor the performance reliability of the aircraft systems, engine and components, perform root-cause analyses of defects, and forecast long-term and short-term maintenance activities. We have also implemented aircraft and engine health monitoring programs to determine preventative or corrective actions. The newer generation aircraft and engines are able to transmit over ten times more performance data to the airline and aircraft manufacturer engineers, contributing to a higher reliability performance and improved safety. Our engineering and quality assurance crewmembers are trained and qualified in technical and airworthiness management with relevant aircraft type training and certification.

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

We currently perform all base airframe maintenance checks for our ATR aircraft at our full-capability maintenance facility in Belo Horizonte and outsource certain base airframe maintenance checks for our E-Jets, Airbus A320neos and A330s to FAA, EASA and ANAC certified maintenance, repair and overhaul providers.

We hold concessions for three hangars at our ATR full-capability maintenance center in Belo Horizonte, where we perform airframe heavy checks, line maintenance, painting and interior refurbishment of our ATR aircraft. We also own one hangar in Manaus and Cuiabá for E-Jets and ATR line maintenance. In addition, we are building a full-capability maintenance center for our E-Jets and Airbus aircraft at Viracopos airport, which is expected to be concluded during the first half of 2020.

Our current strategy is to outsource all engine repair, performance restoration and overhaul shop visit maintenance to qualified third parties. As such, we have entered into the following long-term flight hour agreements with the following parties; most of such agreements require us to make monthly payments based on utilization and, in turn, these agreements transfer certain risks to the third party provider:

a)

General Electric, or GE, the manufacturer of the CF34 engines installed on our E-Jet aircraft fleet—A power-by-the-hour agreement, effective throughout the period in which we operate each engine part of the agreement, which provides for comprehensive engine repair, performance restoration, overhaul, engine condition monitoring and diagnostics management of the CF34 engine fleet. Under this agreement, GE has equipped its GE Celma plant in Petrópolis near Rio de Janeiro to perform our engine maintenance since September 2012, resulting in a significant reduction in turnaround time and engine spares inventory, and avoiding the cost of shipping engines to the United States for maintenance.

b)

Rolls-Royce, the manufacturer of the Trent 700 and Trent 7000 engines installed on our A330 and A330NEO wide-body aircraft fleet, respectively—Separate power-by-the-hour agreements, or Total Care, each effective throughout the period in which we operate each engine part of the agreement, which provides for comprehensive engine repair, performance restoration, overhaul, engine condition monitoring and diagnostics management of Trent 700 and Trent 7000 engines fleet.

c)

CFM International, a joint venture between GE and Safran Aircraft Engines, the manufacturer of the Leap 1A engines installed on our next-generation Airbus A320neo aircraft fleet—A power-by-the-hour twelve year agreement , which provides for the repair, performance restoration, overhaul, engine conditioning monitoring and diagnostics management of each Leap 1A engine fleet. Under this agreement, GE has the obligation to develop its GE Celma plant in Petrópolis near Rio de Janeiro to perform our engine maintenance with full capability by 2020, which will result in significant reduction in turnaround time and engine spares inventory, and will avoid the cost of shipping engines to the United States for maintenance.

d)

Pratt & Whitney, the manufacturer of the PW1900G engines installed on the E-jet E2 aircraft fleet—A power-by-the-hour twelve year agreement for each engine effective from the delivery date of the first aircraft and covering the repair, performance restoration, overhaul, engine conditioning monitoring and diagnostics management of the engine fleet.

To support the maintenance of our aircraft, we have entered into component flight hour services program agreements with various industry-leading specialists in the supply, exchange, repair, and lease of commercial aircraft repairable spares. These programs provide us with comprehensive inventory solutions for component repair, on-site inventory and access to spare parts exchange pools for our ATR, E-Jets, A320neos and A330 aircraft fleets. Such programs allow us to optimize our component maintenance costs, improve our cash flow forecasting and achieve the high standards of component reliability required to maximize our aircraft availability. These agreements require us to make monthly payments based on flight hours, and in turn, the agreements transfer certain risks related to the supply and repair of component parts to the third-party service provider.

We have entered into the following long-term component flight hour agreements with the following parties:

a)	ATR — An agreement expiring in 2028 which covers the component repair, on-site inventory and access to a spare parts exchange pool for our ATR72-600 aircraft fleet.

b)

Embraer — A warranty repair agreement expiring in September 2019 which covers the repair of components for our E-Jet aircraft fleet. A new component repair agreement will be negotiated with Embraer prior to September 2019.

c)	Airbus — Separate agreements for both the A320neo and A330 fleet expiring in 2028 and 2027, respectively, which cover the component repair, on-site inventory and access to a spare parts exchange pool.

Safety and Quality

We are committed to the safety and security of our customers and crewmembers and are certified by the IATA Operational Safety Audit, or IOSA, an internationally recognized quality and safety evaluation system designed to assess the operational management and control systems of an airline. We maintain an Operational Safety Team, divided into four departments: (i) Prevention (ii) Investigation, (iii) Operational Quality, and (iv) Security and Crisis Management and Humanitarian Assistance. All of our safety and quality team members have significant international experience in the airline industry and some of them have previously worked at international airlines and Embraer, which provides them not only with knowledge of airline safety and quality systems, but also familiarity with the fleet we operate.

The Prevention and Investigation departments are responsible for managing safety programs as conducting the Safety Report (voluntary and mandatory), the Human Factors, the Flight Data Monitoring, or FDM, and Line Oriented Safety Audit, which maximizes reactive and proactive actions to achieve high levels of safety. All of our aircraft are included in the Maintenance Operations Quality Assurance System, a troubleshooting and health programs that monitors performance and aircraft engine trends. This department follows all activities related to the Safety Management System, or SMS, including the SMS standards established by ANAC, which follows the highest recognized safety standards in the world. Brazil is ranked in Category 1 in flight safety standards by the International Civil Aviation Organization, which is the same classification held by the United States and Canada. See “Regulation.”

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

We are the first airline in Brazil certified to use dual head-up displays, or HUDs, an advanced display of flight, navigation or other information superimposed upon the pilot’s forward field of view, which is currently installed in most of our jets. In addition to this advanced safety feature, the majority of our fleet is equipped with electronic flight bags, an information management device that helps flight crew perform flight management tasks safely. We believe we are the only airline in Brazil with onsite access to flight simulators with full flight capability. We maintain our aircraft in strict accordance with manufacturer specifications and all applicable safety regulations, perform routine daily line maintenance, and are part of the Embraer Aircraft Integrity Monitoring Program, which provides close monitoring of malfunction trends in systems and components. We also strive to comply with or exceed most health and safety standards. In pursuing these goals, we maintain an active aviation safety program, in which all our personnel are expected to participate and take an active role in the identification, reduction and elimination of hazards.

Our ongoing focus on safety and quality are reflected in the training of our crewmembers, who are provided with the appropriate tools and equipment required to perform their job functions in a safe and efficient manner. Safety in the workplace targets several areas of our operations, including flight operations, maintenance, dispatch and station operations.

Employees

We believe that the quality of our employees, whom we refer to as crewmembers, promotes our success and growth potential. We believe we have created a strong service-oriented company culture, which is built around our values of safety, consideration, integrity, passion, innovation and excellence. We are dedicated to carefully select, train and maintain a highly productive workforce of considerate, passionate and friendly people who serve our customers and provide them with what we believe is the best flying experience possible. We reinforce our culture by providing an extensive orientation program for new crewmembers and instill in them the importance of customer service and the need to remain productive and cost efficient. Our crewmembers are empowered to not only meet our customers’ needs and say “yes” to a customer, but to also listen to our customers and solve problems.

We communicate regularly with all of our crewmembers, keeping them informed about events at our offices through town hall meetings and question and answer sessions and soliciting feedback for ways to improve cooperation and their work environment. We conduct an annual crewmember survey and provide training for our leadership that focuses on crewmember engagement and empowerment. In addition, each of our executives adopts a city and is responsible for meeting with crewmembers on a periodic basis to be an additional source of corporate communication and assistance. Our executives also interact directly with our customers when traveling to obtain feedback and suggestions about the Azul experience.

We aspire to be the best customer service company in Brazil and, as a result, we believe our crewmembers are more likely to recommend us as a place to work to a friend or relative. We have good relations with our crewmembers and we have never experienced labor strikes or work stoppages.

We are focused on increasing the efficiency and productivity of our crewmembers. As of December 31, 2018, we had 94 FTEs per aircraft, compared with 126 for Gol. The following table sets forth the number of our crewmembers per category and the number of FTEs per aircraft at the end of the periods indicated:

	At December 31,
Crewmembers	2018	2017	2016	2015	2014
Pilots	1,741	1,633	1,525	1,560	1,524
Flight attendants	2,351	2,217	2,150	2,161	2,097
Airport personnel	3,165	2,903	2,752	2,798	2,841
Maintenance personnel	2,063	1,835	1,724	1,790	1,764
Call center personnel	924	899	862	876	984
Others	1,563	1,391	1,298	1,348	1,291

Total	11,807	10,878	10,311	10,533	10,501

End-of-period FTEs per aircraft	94	89	84	76	76

We provide extensive training for our crewmembers that emphasizes the importance of safety. In compliance with Brazilian and international IATA safety standards, we provide training to our pilots, flight attendants, maintenance technicians, managers and administrators and customer service (airport and call center) crewmembers. We have implemented employee accountability initiatives both at the time of hiring and on an ongoing basis in order to maintain the quality of our crew and customer service. We currently operate four flight simulators and have an extensive training program at UniAzul, our training facility adjacent to Viracopos airport. See “—Airports and Other Facilities and Properties—Other Facilities and Properties” and “—Safety and Quality.”

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

To motivate our crewmembers and align their interests with our results of operations, we provide a leadership incentive plan based on the achievement of pre-defined company performance targets (Programa de Recompensa). We also have established a stock option plan for our leadership that vests over a four-year period. See “Item 6.B. Management Compensation—Stock-Based Incentive Plans.”

Insurance

We maintain insurance policies as required by law and the terms of our aircraft leasing agreements. Our insurance coverage for third party and passenger liability is consistent with general airline industry standards in Brazil and we insure our aircraft against physical loss and damage on an “all risks” basis. We maintain all mandatory insurances coverage for each of our aircraft and additional insurances coverage required by lessors, although liability for war and associated acts, including terrorism, is covered by the Brazilian government. For additional information on our insurance coverage, see “Note 24. Other operating expenses, net” to our audited consolidated financial statements.

Environmental, Social and Governance Responsibility

Aviation is a key driver of sustainable development, bringing together people, businesses and communities. Safe, reliable, efficient and cost-effective air transport are important components of a broader mobility strategy to foster development. Since our inception, we have engaged in activities that promote social awareness aiming to be a reference in the Brazilian market of the transformation of individuals, companies and the society.

We are the sole airline in 156 routes of the 220 routes we serve and there are still several communities that are underserved or not served at all in Brazil. Each time we connect a new, previously isolated destination with other regions of the country, we contribute to the local development of such region improving employment, trade links and tourism. In 2018, we announced five new destinations, including Mossoró, São José dos Campos, and Aracati, and identified another 30 potential new destinations.

Our corporate social responsibility work also includes social projects, corporate volunteer programs and social campaigns. Pink October is one of the main causes defended by us. In October 2018, we conducted the largest breast cancer awareness campaign in our history, reaching more than two million customers and 12,000 crewmembers. We also support Operation Smile, an international nonprofit medical service organization providing cleft lip and palate repair surgeries to children worldwide, and Vaga Lume, an entity that supports 121 communities along the Amazon River by collecting food, preparing meals, reading to children and teenagers in the communities, and offering library maintenance training to regional volunteers. Other organizations supported by Azul in 2018 included Litro de Luz, which provides lighting to underprivileged communities by installing light poles and lamps powered by solar panels, and Teto Brasil, which connects volunteers and local communities to work together to overcome poverty by improving housing and community infrastructure of families living in slums.

Respect for people is fundamental to building strong and lasting relationships. We take good care of our crewmembers by providing them with training opportunities and promoting equality, non-discrimination and diversity. For our customers, we offer a great customer experience including friendly, reliable and punctual service. We are continuously working to increase accessibility to our services. More recently, in 2018, our website adopted Hugo, a sign language assistant, becoming the first Brazilian carrier with a website designed to be disability-friendly.

We have the youngest fleet in the country and continue to make progress towards the long-term sustainability of our business by replacing older aircraft with next-generation planes that are more fuel-efficient. We expect that by 2023, all of our domestic capacity will be produced by fuel-efficient aircraft, namely the A320neos, Embraer E2s and ATR turboprops. Azul complies with all environmental legislation relating to the protection of the environment, including the disposal of waste, the use of chemical substances and aircraft noise, and also requires its suppliers to comply with several environmental management system procedures and to use technical audits to enforce compliance. In addition, Azul is the only airline in Brazil with an onboard recycling program, and in almost 4.5 years of the program, a total of 74,400 kg of waste has been recycled.

Dialog and transparency are the foundation of Azul’s corporate governance structure. We adopt management procedures that comply with SEC and CVM requirements and seek to guarantee international standards of transparency. In addition, we were the first Brazilian company to become signatory to the Brazilian Takeover Panel, or CAF, a private self-regulated organization for the Brazilian securities market ruled by the highest levels of corporate governance standards.

Seasonality

Our operating revenue and results of operations are substantially dependent on overall passenger traffic volume, which is subject to seasonal and other changes in traffic patterns. Therefore, our operating revenue and results of operations for any interim period are not necessarily indicative of those for the entire year. We generally expect demand to be greater in the first, third and fourth quarters of each calendar year compared to the second quarter of each year. This demand increase occurs due to an increase in business travel during the second half of the year, as well as the Christmas season, Carnival and the Brazilian school summer vacation. Although business travel can be cyclical depending on the general state of the economy, it tends to be less seasonal than leisure travel, which peaks during vacation season and around certain holidays in Brazil.

The table below shows our average fare in reais for the periods indicated, reflecting our total passenger revenue divided by passenger flight segments for such periods:

	Average Fare (R$)
Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2014	253.4	251.4	254.4	246.6
2015	250.8	238.9	258.6	274.3
2016	280.7	259.3	286.3	294.1
2017	283.7	279.8	308.1	344.8
2018	376.1	346.1	379.9	395.7

Intellectual Property

Brands

We have registered, applied for registration or renewed licenses for approximately 92 trademarks with the INPI including, among others, the trademarks “TUDO AZUL,” “AZUL LINHAS AÉREAS BRASILEIRAS,” “AZUL FLEX,” “AZUL PROMO,” “AZUL VIAGENS,” “VOE AZUL,” and “AZUL CARGO EXPRESS.” Except for “VOE AZUL,” and “AZUL SOUND” which registration process are still under review by the INPI, the other trademarks have been granted.

We operate software products under licenses from our vendors, including Oracle, Trax, Sabre, Navitaire, Amadeus. Comarch, Lufthansa, Sita, Jeppesen and SmartKargo. Under our agreements with Embraer, ATR and Airbus we use their knowledge and proprietary information to maintain our aircraft.

Patents

We possess no patents registered with or granted by the INPI.

Domain Names

We have also registered several domain names with NIC.br, Brazil’s internet domain name registry, and other domain registers, including, among others, “voeazul.com.br,” “flyazul.com,” “azulcargoexpress.com,” “azulviagens.com.br” and “tudoazul.com.”

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

Regulatory Bodies

The chart below illustrates the main regulatory bodies together with their responsibilities and reporting lines:

The Ministry of Infrastructure (formerly the Ministry of Transport, Ports and Civil Aviation) supervises civil aviation services and activities in Brazil and is responsible for issuing governmental policies for the sector. The Ministry of Infrastructure reports directly to the President of Brazil and is responsible for the oversight of ANAC and INFRAERO.

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

INFRAERO is a state-controlled airport operator that reports to the Ministry of Infrastructure. It is responsible for managing, operating and controlling all government-operated federal airports (i.e., those whose operations have not been transferred to private parties by way of concessions), including safety, operational conditions and infrastructure. With respect to the recently privatized airports (Natal, Galeão, Confins, Guarulhos, Viracopos and Brasília), although INFRAERO still holds a minority stake in each of them, INFRAERO is no longer in charge of operations, which are now handled by their respective private operators.

The National Commission of Airport Authorities (Comissão Nacional de Autoridades Aeroportuárias), or CONAERO, which was created in 2011, is a commission within the Ministry of Infrastructure. Its role is to coordinate the activities of the different entities and public agencies with respect to airport efficiency and safety.

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

ANAC has enacted Resolution No. 338, of July 2014, as amended, which sets forth new procedures for the distribution of slots in airports operating at full capacity. Under this resolution, airports operating at full capacity are deemed by ANAC “coordinated airports.” The following airports are currently deemed to be “coordinated airports” by ANAC: (i) Belém (BEL – Belém/PA); (ii) Cuiabá (CGB – Cuiabá/MT); (iii) Congonhas (CGH – São Paulo/SP); (iv) Curitiba (CWB – Curitiba/PR); (v) Guarulhos (GRU—Guarulhos/SP); (vi) Goiânia (GYN – Goiânia/GO); (vii) Foz do Iguaçu (IGU – Foz do Iguaçu/PR); (viii) Manaus (MAO – Manaus/AM); (ix) Maceió (MCZ – Maceió/AL); (x) Pampulha (PLU – Belo Horizonte/MG); (xi) Recife (REC – Recife/PE); (xii) Santos Dumont (SDU – Rio de Janeiro/RJ); and (xiii) Vitória (VIX – Vitória/ES).

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

ANAC requires companies interested in operating air services to meet certain economic, financial, technical, operational and administrative requirements. The applicant must be an entity incorporated in Brazil whose constitutive documents have been approved by ANAC, must have a valid Airline Operating Certificate (Certificado de Operador Aéreo – COA) and must comply with the ownership restrictions discussed below. ANAC has the authority to revoke a concession if the airline fails to comply with the Brazilian Aeronautical Code and any other relevant laws or regulations relating to the concession agreement, including if the airline fails to meet specified service levels, ceases operations or declares bankruptcy.

ALAB’s first concession was granted on November 26, 2008 by ANAC and had a term of ten years. On November 20, 2018, ANAC granted ALAB the renewal of its concession for a new subsequent term of ten years. The renewal of the concession agreement or the granting of a new concession would depend on the rendering of adequate services by us, on the maintenance of the necessary authorizations from the Brazilian government to conduct flight operations, including authorization and technical operative certificates from ANAC and on the ongoing compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.

The concession agreement can be terminated if, among other things, ALAB fails to meet specified service levels, ceases operations or declares bankruptcy. By the end of the term of the concession, the continuation of the provision of airport services depends on the extension of the term of the current concession agreement or the granting of a new concession.

Public bidding is not currently required for the grant of concessions for the operation of air transportation services.

Route Rights

Domestic routes

Until March 25, 2017, ANAC was the intermediary between airlines and airport operators regarding new routes, changes to existing routes and surveillance of allocated routes. After this date, pursuant to Resolution No. 440/2017, airlines negotiate the use of airport and aeronautical infrastructure directly with airport operators and providers of air navigation services prior to registering routes with ANAC. For airports defined by ANAC as “coordinated” or “of interest,” pursuant to Resolution No. 338/2014, airlines are still required to obtain slots. The implementation of Resolution No. 440/2017 permits more flexible and efficient networks to better serve demand for air services, principally in high and low seasons.

International routes

In accordance with Resolution No. 491, as of September 10, 2018, rights regarding international routes and the corresponding transit rights depend on the bilateral air transport treaties between Brazil and the foreign government. Under these treaties, each government grants to the other the right to designate one or more domestic airlines to operate scheduled services between certain destinations in each country. Airlines are only entitled to apply for new international routes when they are made available under these agreements.

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

Resolution No. 491 also established that, after March 2019, low frequency international routes may be reallocated to different operators if an allocation request is made by another company and there are no other available frequencies to the country of destination. Low frequency routes are those with less than 50% of usage in the period of evaluation of 26 consecutive weeks.

In 2010, ANAC approved regulations regarding international fares for flights departing from Brazil to the United States and Europe, which gradually removes the previous minimum fares. In 2010, ANAC approved the continuity of bilateral agreements providing for open skies policies with other South American countries.

In 2011, United States and Brazil reached an open-skies aviation agreement to liberalize the air services and traffic between both countries, including, among other things, removal of restrictions on pricing and additional scheduled and charter services to the congested airports of São Paulo and Rio de Janeiro. Both countries agreed to a transition period of five years; however, the agreement was only approved by the Brazilian National Congress in March 2018 and sanctioned by the President in office (Michel Temer) in June 2018.

There are ongoing negotiations between Brazil and EU to implement an open skies agreement but the final terms of the treaty have not been approved.

Domestic Slots Policy

For certain airports that are classified as operating at full capacity by ANAC, passenger airlines are required to obtain slots from ANAC. A slot is a predetermined period of time during which the airline is allowed to take off or land at a specific airport. To obtain domestic slots, the airline must submit a request to ANAC, and ANAC will, in turn, distribute slots to the requesting airlines in accordance with the number of new slots available as per the slot allocation calendar defined by Resolution No. 338. Airlines may transfer slots with ANAC’s prior approval. An airline may lose its rights to its slots where service provision is below the quality determined by ANAC. In these cases, the slots are distributed to other airline companies by public tender.

Currently, there are a thirteen Brazilian ANAC “coordinated airports” where slots are necessary to perform scheduled flights: (i) Belém (BEL – Belém/PA); (ii) Cuiabá (CGB – Cuiabá/MT); (iii) Congonhas (CGH – São Paulo/SP); (iv) Curitiba (CWB – Curitiba/PR); (v) Guarulhos (GRU—Guarulhos/SP); (vi) Goiânia (GYN – Goiânia/GO); (vii) Foz do Iguaçu (IGU – Foz do Iguaçu/PR); (viii) Manaus (MAO – Manaus/AM); (ix) Maceió (MCZ – Maceió/AL); (x) Pampulha (PLU – Belo Horizonte/MG); (xi) Recife (REC – Recife/PE); (xii) Santos Dumont (SDU – Rio de Janeiro/RJ); and (xiii) Vitória (VIX – Vitória/ES). Additionally, there are eight airports declared as “airports of interest” which are also subject to slot coordination procedures (coordination performed by their respective airport operators instead of ANAC). These are: (i) Brasília (BSB – Brasília/DF); (ii) Confins (Belo Horizonte/MG), (iii) Florianópolis (FLN – Florianópolis/SC); (iv) Fortaleza (FOR – Fortaleza/CE); (v) Galeão (GIG – Rio de Janeiro/RJ); (vi) Porto Alegre (POA – Porto Alegre/RS); (vii) Salvador (SSA – Salvador/BA) and (viii) Viracopos (VCP – Campinas/SP).

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

Baggage Charge

According to ANAC’s Resolution 400 of December 13, 2016 (General Conditions of Air Transport), or Resolution 400, which became effective on March 14, 2017 (but had its applicability and effects suspended until April 29, 2017) airlines are allowed to charge for checked baggage. On June 1, 2017, we started charging our passengers a fee for checked baggage and believe this will be an important source of revenue going forward. We note, however, that based on (i) court rulings that have suspended and then re-established the applicability of Resolution 400 and (ii) discussions of the legality of charges for checked baggage in connection with proposed legislation currently under review by Brazil’s legislature, an amendment of Resolution 400 may adversely affect our ability to charge for checked baggage and resulting ancillary revenue from the unbundling of our products.

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

Restrictions on the Ownership of Shares in Air Transportation Service Providers

On December 13, 2018, the Brazilian Federal government issued provisional measure MP 863/2018, a new rule amending the Brazilian Aeronautical Code, which established that at least 80% of the voting stock of a company that holds a concession to provide scheduled air transportation services must be held directly or indirectly by Brazilian citizens, and the company must be managed exclusively by Brazilian citizens. MP 863/2018 allows foreign shareholders to hold up to 100% of the voting stock of Brazilian airlines companies and lifts the restriction on foreign management of domestic carriers. Thus, regardless of the company’s capital origin, as long as the legal entity is incorporated under Brazilian law, there are no restrictions on the foreign capital interest in such entities. While MP 863/18 is effective immediately, it is only a temporary measure that will expire within 120 days of its issuance and it must still be approved by the Brazilian House of Representatives and the Brazilian Senate, as well as signed by the President before it becomes a permanent law. Approval of this measure may occur in the first half of 2019. Also, during this legislative process, amendments to the text of the rule may be proposed and subsequently adopted, thus the final draft of the rule is potentially subject to change.

Our subsidiary ALAB, holder of our concession, complies with the requirements of the Brazilian Aeronautical Code prior to the issuance of MP 863/2018. In addition, 100% of our voting stock is held by Brazilian citizens.

Environmental Regulation

Brazilian airlines are subject to various federal, state and municipal laws and regulations relating to the protection of the environment, including the disposal of waste, the use of chemical substances and aircraft noise. These laws and regulations are enforced by various governmental authorities. If an airline fails to comply with these laws and regulations it may be subject to administrative and criminal sanctions, in addition to the obligation to remediate the environmental damage and/or to pay damages to third parties. In addition, Brazilian environmental law establishes a regime of strict civil liability (i.e., irrespective of fault) as well as joint civil liability, meaning that we may be held liable for violations by any third parties whom we hire, for example, to dispose of waste. Brazilian environmental law also provides for “piercing of the corporate veil,” which imposes liability on a corporation’s controlling shareholders in order to ensure sufficient financial resources to cover environmental damage. Accordingly, we may be directly liable for any violations caused by ALAB and TRIP.

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

Federal Technical Register

Federal Law 6938/1981 and IBAMA’s Instruction No. 06/2013 set forth that all legal entities that carry out potentially polluting activities must be register with the IBAMA’s Federal Technical Register, or CTF. This register is an instrument to promote the preservation of the environment.

Activities with a significant potential of pollutant and intense use of natural resources, such as the manufacture and assemble of aircrafts, besides being subject to the CTF, are also subject to the quarterly payment of the Environmental Control and Inspection Fee, or TCFA, to IBAMA.

The Federal Decree 6514/2008 subjects entities with no CTF register to fines that range from R$50.00 to R$9,000.00, depending on the size of the enterprise and the economic capability of the offender. The Failure to pay TCFA entails a fine of 20% (twenty percent) on the amount owed, as well as default interest of 1% (one percent) per month. Currently, all of our activities subject to registration with the IBAMA’s CTF are duly regular.

Gas Emissions

We are monitoring and analyzing developments regarding amendments to the Kyoto protocol and the emissions regulations in the United States and Europe. We may be required to purchase carbon credits for the operation of our business in future. Brazilian Federal Law 12187/2009 (National Policy on Climate Change) is still to be regulated by specific legislation concerning the establishment of the Brazilian Emissions Reduction Market (Mercado Brasileiro de Redução de Emissões), or MBRE, and the establishment of goals for the reduction of greenhouse gases.

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

In the context of the shared responsibility (responsabilidade compartilhada), the National Solid Waste Policy provides that some industrial sectors shall implement a Reverse Logistics (Logística Reversa) system, defined as the actions and procedures to enable the collection and recovery of solid residues, for reusing in the manufacture cycles, as well as in other destinations. As stated in the applicable legislation, the Reverse Logistics systems may be implemented jointly or individually by companies.

The Reverse Logistics system shall envisage the take-back of products after the consumer’s use for their reuse in the manufacture cycle or for proper final destination. Such obligation is applicable to the Company as a consumer of lubricating oil, tires etc. The reverse logistics systems of these products are currently being implemented in Brazil. Each part of the chain has specific obligations with the goal of reducing the solid residues volume and mitigating adverse impacts on human health and on the environment.

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

Brazilian Federal Decree 6.514/2008 sets forth the infractions and administrative sanctions regarding the environmental matters and the federal administrative procedure to investigate these infractions. Administrative sanctions include: (i) warnings; (ii) simple fines; (iii) daily fines; (iv) seizure of the animals, products and subproducts of fauna and flora; (v) product destruction; (vi) product sales and manufacturing suspension; (vii) closure of the plant or construction; (viii) construction demolition; (ix) full or partial suspension of the activities; and (ix) restriction of rights.

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

Data Protection

The Brazilian General Data Protection Act (Lei Geral de Proteção de Dados) was published in the Federal Official Gazette on August 15, 2018 and was amended by Provisional Measure MP 869, issued by the President of Brazil in December 2018. The LGPD will take effect in August 2020 (the original effective date was February 2020, but MP 869/2018 postponed it for 6 months).

Before LGPD comes into force, Brazil lacks a data privacy specific regulation and a data protection authority. Privacy is generally protected through the Federal Constitution, the Brazilian Civil Code (Law 10406 of January 10, 2002), the Brazilian Consumer Protection Code (Law 8078 of September 11, 1990) and the Civil Rights Framework for the Internet (Law 12965 of April 23, 2014 and the Decree 8771 of May 11, 2016, also known as the Internet Law).

The LGPD brings about major changes in the conditions for personal data processing, with a set of rules to be observed in activities such as collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons. The application of the LGPD will apply irrespective of industry or business when dealing with personal data.

MP 869/2018 created the Brazilian National Data Protection Authority, or the ANPD, which will have equivalent activities to the European data protection authorities, exercising the triple role of (i) investigation, being able to issue norms and procedures, deliberate on the interpretation of the Act and request information to controllers and processors; (ii) enforcement, in cases of noncompliance with the law, through an administrative process; and (iii) education, disseminating knowledge about the Act and security measures, stimulating standards for services and products that facilitate control of data subjects, and elaborating studies on national and international practices for the protection of personal data and privacy, amongst others.

The ANPD has been assured technical independence, although subordinated to the Presidency of the Republic.

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

The draft bill has been internally approved by the Brazilian House of Representatives on March 2019, but it still needs to be discussed and approved by the Brazilian Federal Senate. If approved by the Federal Senate without any relevant amendments to the approved wording submitted by the Brazilian House of Representatives, it will be sent for presidential approval. If the Brazilian civil aviation framework changes in the future, or if ANAC implements increased restrictions, our growth plans and our business and results of operations could be adversely affected.

Aircraft Repossession

On March 1, 2012, Brazil ratified the Cape Town Convention, which created a system of international registration of legal interests in aircraft and engines. This convention has been ratified and published by Presidential Decree 8008, dated May 15, 2013, and was regulated by ANAC through Resolution No. 309, of March 18, 2014.

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

Government Insurance

In response to substantial increases in insurance premiums to cover risks related to terrorist attacks following the events of September 11, 2001 in the United States, the Brazilian government enacted Law 10744 of 2003, authorizing the government to assume civil liability to third parties for any injury to goods or persons, whether or not passengers, caused by terrorist attacks or acts of war against Brazilian aircraft operated by Brazilian airlines in Brazil or abroad. This statutory coverage is limited to an amount of US$1 billion. In addition, under the abovementioned legislation, the Brazilian government may, at its sole discretion, suspend this assumption of liability at any time, provided that it gives seven days’ notice of the suspension. Brazil is currently the sole jurisdiction worldwide still providing such statutory coverage to its registered fleet.

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

The FAA is responsible for regulating and overseeing matters relating to air carrier flight operations, including airline operating certificates, aircraft certification and maintenance and other matters affecting air safety. The FAA requires each commercial airline to obtain and hold an FAA air carrier certificate and to comply with Federal Aviation Regulations 129 and 145. This certificate, in combination with operations specifications issued to the airline by the FAA, authorizes the airline to operate at specific airports using aircraft approved by the FAA. As of December 31, 2017 ALAB has FAA operations specifications approved as Part 129 to use Airbus A330-200 in scheduled flights to the U.S. We have also obtained the necessary FAA authorization to fly to Fort Lauderdale and Orlando. We hold all necessary operating and airworthiness authorizations, certificates and licenses and are operating in compliance with applicable DOT, FAA and applicable international regulations, interpretations and policies.

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

Corporate Organization

We operate as a holding company and own 100% of our two principal subsidiaries: (i) ALAB and (ii) TudoAzul S.A. The following organizational chart sets forth, in summary form, our material direct or indirect subsidiaries as of December 31, 2018:

ALAB is our original operating subsidiary through which we operate all of our flight activities. ALAB wholly owns Azul Finance LLC and Azul Finance 2 LLC, subsidiaries incorporated in Delaware for the purpose of acquiring next-generation Airbus A320neos from Airbus and E-Jets from Embraer. ALAB also wholly owns Azul SOL LLC, a subsidiary incorporated in Delaware, through which ALAB holds the option to purchase six E-Jets under an operating lease structure, and Blue Sabia LLC, a wholly-owned subsidiary incorporated in Delaware, which leases certain aircraft to Portugalia – Companhia Portuguesa de Transportes Aéreos, S.A., a subsidiary of TAP. In addition, ALAB wholly owns ATS Viagens e Turismo Ltda., a subsidiary organized in Brazil, which sells travel packages offered by our Azul Viagens business unit. ALAB is also the Managing Partner of Azul Investments LLP, a limited liability partnership incorporated in Delaware for the issuance of debt securities in the United States.

Canela Investments, a limited liability company incorporated in Delaware, is the parent company of our aircraft operating companies that finance aircraft in U.S. dollars.

We either acquire aircraft using financing obtained in the United States in U.S. dollars, or in Brazil, in reais, or lease them from third parties. Each aircraft that we purchase through financing in U.S. dollars is owned by a separate subsidiary of Canela Investments. Each subsidiary of Canela Investments owns one such aircraft and leases it to ALAB, whereas aircraft that we purchase through financing in reais are held directly by ALAB. Aircraft that we lease from third parties under operating leases are owned by our relevant counterparty and leased to ALAB.

As of December 31, 2018, our contractual fleet, which is the fleet that we contractually own or lease, totaled 143 aircraft, consisting of: (i) two aircraft owned by subsidiaries of Canela Investments, (ii) 18 aircraft owned directly by ALAB, and (iii) 123 aircraft leased from third parties. As part of our fleet optimization efforts, in 2016 and 2017, we leveraged our strategic partnerships by subleasing 15 aircraft to TAP for the remaining period under our lease agreements with third parties, see “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements—TAP.” As a result, as of December 31, 2018, our operating fleet, which is the fleet we operate, totaled 125 aircraft, consisting of 63 Embraer E-Jets, 33 ATR aircraft, 20 next-generation Airbus A320neos, seven Airbus A330s and two Boeing 737 freighter.

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

We also lease four hangars totaling 97,800 square-feet for our full capability maintenance center in Belo Horizonte, with expirations from 2020 to 2024. We also lease one hangar in Manaus totaling 14,854 square feet and one in Cuiabá totaling 13,745 square feet for E-Jets and ATR line maintenance with leases expiring in 2020 and 2024, respectively. Our training facility for pilot and cabin crew education, UniAzul, located at Viracopos airport has 71,000 square feet is under a lease agreement that expires in 2028. We also lease a 9,600 square-feet warehouse and office complex, located in Fort Lauderdale within the airport area, under a lease that expires in 2022.

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

	As of and for the Years ended December 31,
	2018	2017	2016
Real growth (contraction) in gross domestic product	1.1%	1.0%	(3.6)%
Inflation (IGP-M)(1)	4.8%	(0.5%)	7.2%
Inflation (IPCA)(2)	3.8%	2.9%	6.3%
Long-term interest rates – TJLP (average)(3)	6.5%	7.0%	7.5%
CDI Rate (average)(4)	6.5%	10.1%	14.1%
LIBOR(5)	2.3%	1.4%	0.7%
Period-end exchange rate—reais per US$ 1.00	3.875	3.308	3.259
Average exchange rate—reais per US$ 1.00(6)	3.654	3.192	3.483
Average depreciation of the real vs. US$	14.8%	(8.5%)	(4.3)%
WTI crude price (average US$ per barrel during period)	64.89	50.86	43.47
Unemployment rate(7)	12.4%	12.7%	11.5%

Source: FGV, IBGE, Central Bank, Bloomberg and Energy information administration

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	The CDI Rate is an average of inter-bank overnight rates in Brazil (daily average for the period).
(5)	Average US dollar three-month LIBOR for three months.
(6)	Average of the exchange rate on each business day of the year.
(7)	Average unemployment rate for year as measured by IBGE.

We believe Brazil continues to show significant growth potential as it recovers from an economic recession, which started in 2014 and ended in 2017. According to Central Bank forecast released on March 15, 2019, the Brazilian GDP is expected to grow 2.0% in 2019 and 2.8% in 2020, compared to 1.1% in 2018. In 2018, Jair Bolsonaro, a former member of the lower house of the National Congress of Brazil (Câmara dos Deputados) and retired military officer, was elected President of Brazil. Although he has plans to implement several reforms in the country, including a pension reform, it is still uncertain if the new administration will be able to win the support in the National Congress required to pass new bills. We believe that our business model will allow us to benefit from Brazil’s economic growth potential, particularly among the middle class and in small- and medium-sized cities in the interior of the country as well as in the economic strongholds of the São Paulo and Rio de Janeiro areas.

In terms of passenger demand as measured by RPKs, the Brazilian domestic aviation market grew 4.4% for the year ended December 31, 2018, compared to growth of 3.2% in 2017, and a contraction of 5.7% in 2016, according to ANAC.

Net Operating Loss Carryforwards

We and our subsidiaries had net operating loss carryforwards of R$1,829.2 million as of December 31, 2018, represented by income tax losses and negative basis of social contribution. Certain of these net operating losses have been recorded at dormant subsidiaries and any future usage is dependent on transferring operating activities to such subsidiaries. Under Brazilian tax laws, we may only use our net operating losses to offset taxes payable up to 30% of the taxable income for each year. See “Item 5.A. Operating Results—Principal Components of Our Results of Operations—Taxes” and “Item 5.A. Operating Results—Critical Accounting Policies and Estimates—Deferred Taxes.”

Impact of Airline Industry Competition

The airline industry is highly competitive. The principal competitive factors in the airline industry are fare pricing, flight schedules, flight times, aircraft type, passenger amenities, number of routes served from a city, customer service, safety record and reputation, brand recognition, code-sharing relationships, and loyalty programs and redemption opportunities. Price competition occurs on a market-by-market, route-by-route and flight schedule basis through price discounts, changes in pricing structures, fare matching, target promotions and loyalty program initiatives.

As of December 31, 2018, 29% and 19% of our domestic network overlapped with that of Gol and LATAM, respectively, while Gol’s and LATAM’s networks had an overlap of 88% with each other. At Viracopos airport, our primary hub, only 2 out of 51 domestic destinations faced direct competition from Gol or LATAM as of December 31, 2018.

In addition, we were the sole airline on 71% of our routes and 41 of the destinations we served, and the market leader in 71 cities in terms of departure as of December 31, 2018. By comparison, Gol and LATAM were market leaders in only 16 and 5 cities, respectively, as of December 31, 2018.

Effects of Aviation Fuel Costs

Aviation fuel costs have been subject to wide fluctuations in recent years. Fuel availability and pricing are also subject to refining capacity, periods of market surplus and shortage, and demand for heating oil, gasoline and other petroleum products, as well as meteorological, economic and political factors and events occurring throughout the world, which we can neither control nor accurately predict. We attempt to mitigate fuel price volatility through commodity forward agreements with banks or a fixed price agreement with BR Distribuidora. See “Item 5.A. Operating Results —Principal Components of Our Results of Operations—Operating Expenses.” Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, the pricing of hedges and other derivative products in the market and applicable regulatory policies. We had hedged approximately 30% of our forecasted next twelve-month fuel consumption as of December 31, 2018. Petrobras, the leading player in the Brazilian oil industry and the parent company of BR Distribuidora, has a strategy to equalize aviation fuel prices to international fuel prices every month. There are also regional differences based on logistical issues and different regional taxes.

Seasonality

Our operating revenue and results of operations are substantially dependent on overall passenger traffic volume, which is subject to seasonal and other changes in traffic patterns. Therefore, our operating revenue and results of operations for any interim period are not necessarily indicative of those for the entire year. We generally expect demand to be greater in the first, third and fourth quarters of each calendar year compared to the second quarter of each year. This demand increase occurs due to an increase in business travel during the second half of the year, as well as the Christmas season, Carnival and the Brazilian school summer vacation. Although business travel can be cyclical depending on the general state of the economy, it tends to be less seasonal than leisure travel, which peaks during vacation season and around certain holidays in Brazil.

The table below shows our average fare in reais for the periods indicated, reflecting our total passenger revenue divided by passenger flight segments for such periods:

	Average Fare (R$)
Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2014	253.4	251.4	254.4	246.6
2015	250.8	238.9	258.6	274.3
2016	280.7	259.3	286.3	294.1
2017	283.7	279.8	308.1	344.8
2018	376.1	346.1	379.9	395.7

Effects of Exchange Rates, Interest Rates and Inflation

Our results of operations are affected by currency fluctuations. For the years ended December 31, 2018, 2017, and 2016, 79.1%, 83.4%, and 89.8%, respectively, of our revenue was domestic and therefore denominated in reais while 55.3%, 52.7%, and 53.5%, respectively, of our operating expenses were either payable in or affected by the U.S. dollar, such as aviation fuel, aircraft lease payments, certain flight hour maintenance contract payments and aircraft insurance. We also have certain aircraft debt denominated in U.S. dollars, see “Item 5.B. Liquidity and Capital Resources—Loans and Financings.” We use short-term arrangement to hedge against exchange rate exposure related to our aircraft lease and other rent payment obligations.

We also have assets denominated in foreign currency such as security deposits, maintenance reserves, cash and equivalents, and the TAP bond, providing us with a natural hedge against our dollar denominated liabilities. In addition, our aircraft, engines, and spare parts are commercialized in U.S. dollars.

Inflation also had, and may continue to have, effects on our financial condition and results of operations. For the year ended December 31, 2018, 2017 and 2016, approximately, 26.6%, 29.8%, and 28.8%, respectively, of our operating expenses, including salaries, catering and ground handling expenses were impacted by changes in inflation.

The Central Bank determines the base interest rate in order to manage inflation. Variations in interest rate affect primarily our long-term obligations subject to variable interest rates, including our loans and financing. As of December 31, 2018, 2017, and 2016, we had R$3,706.0 million, R$3,489.9 million, and R$4,034.5 million, respectively, in current and noncurrent loans and financing of which (i) 66.0%, 56.4%, and 37.6%, respectively, was indexed to the CDI Rate, or overnight interbank/branch benchmark interest rate, and (ii) 25.8%, 32.7% and 52.6%, respectively, was indexed to LIBOR. In addition, interest rates also affect our financial income to the extent that we have investments indexed to the CDI Rate. The Central Bank has changed the base interest rate several times over the past years in order to keep inflation within its targets.

New IFRS Standards That May Affect Our Future Results of Operations

We have adopted IFRS 9 – Financial Instruments, and IFRS 15 – Revenue from Contracts with Customers as of January 1, 2018.

IFRS 15 became effective January 1, 2018 and impacted the classification and timing of recognition of certain ancillary items such as bags, upgrades, itinerary changes and other air travel-related fees, since they are deemed part of the single performance obligation of providing passenger transportation. These ancillary items are now recognized in passenger revenue while non-passenger related items including cargo, travel packages, and revenue from aircraft subleases continue to be recognized under other revenue. The pro-forma impact of IFRS 15 on our revenue results for the years ended December 31, 2017 and 2016 is presented in “Note 3.17. Revenue from contracts with customers” to our audited consolidated financial statements. For more information about these changes, see “Note 3.20. New and amended standards and interpretations” to our audited consolidated financial statements.

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments, which superseded IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 is applicable for annual periods beginning on or after January 1, 2018. Except for hedge accounting, retrospective application is required, but comparative information is not required. The Company adopted the new standard on January 1, 2018. The Company has opted not to present comparative information showing retroactively the results from the adoption of IFRS 9. For more information see note 3.20 of our audited consolidated financial statements.

IFRS 16 was issued in January 2016 and replaces IAS 17 – Leases, IFRIC 4 – Determining whether an Agreement Contains a Lease, SIC-15 – Operating leases-Incentives and SIC-27 – Evaluating the Substance of Transactions in the Legal Form of a Lease. IFRS 16 establishes the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single model in the balance sheet, similar to accounting for finance leases under IAS 17. Under IFRS 16, Azul will capitalize the right of use of all aircraft and other assets such as properties, vehicles and equipment currently held under operating leases. Azul will recognize a right-of-use asset representing its right to use the underlying asset and a corresponding lease liability that is initially measured at the present value of the future lease payments representing its obligation to make lease payments. Operating lease expenses will be replaced by a depreciation expense on right-of-use assets recognized and an interest expense as the interest rate implicit in Azul’s lease liabilities. When the interest rate implicit in the lease cannot be readily determined, Azul’s incremental borrowing rate will be used as an alternative. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019. For more information on the impact of the adoption of IFRS 16 see note 3.21 of our audited consolidated financial statements.

Principal Components of Our Results of Operations

Operating Revenue

Our operating revenue is primarily derived from transporting customers in our aircraft. For the year ended December 31, 2018, 94.7% of our operating revenue was derived from passenger revenue, and 5.3% was derived from other revenue. In January 2018, with the adoption of the IFRS 15, the classification and timing of recognition of certain ancillary items, such as bags, upgrades, itinerary changes and other air travel-related fees changed, which are now recognized under passenger revenue while non-passenger related items, including cargo, travel packages and revenue from aircraft subleases continue to be recognized under other revenue. The Company has opted not to present comparative information showing retroactively the results from the adoption of IFRS 15. The pro-forma impact of IFRS 15 on our revenue results for the years ended December 31, 2017 and 2016 is presented in “Note 3.17. Revenue from contracts with customers” to our audited consolidated financial statements. For the year ended December 31, 2017, 86.0% of our operating revenue was derived from passenger revenue, and 14.0% was derived from ancillary revenue.

For the years ended December 31, 2018 and 2017, 79.1% and 83.4% respectively of our operating revenue was denominated in reais. Passenger revenue is recognized either upon departure of the scheduled flight or when a purchased ticket expires unused, including revenue related to the redemption of TudoAzul points for Azul flights. Cargo revenue is recognized when transportation is provided.

Passenger revenue depends on our capacity, load factor and yield. Capacity is measured in terms of ASKs, which represents the number of seats we make available on our aircraft multiplied by the number of kilometers these seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPKs, which represents the number of kilometers flown by revenue passengers, by ASKs. Yield is the average amount that one passenger pays to fly one kilometer. We use RASK, or revenue divided by ASKs, and PRASK, or passenger revenue divided by ASKs, as our key performance indicators, because we believe they enable us to evaluate the balance between load factor and yield. Since our first year of operations, we have maintained a significant RASK and PRASK premium compared to our competitors given our higher load factors and yields. We expect that our strategy will enable us to maintain that premium in the future.

Our revenues are net of certain taxes, including state-value added tax, the Tax on Circulation of Goods and Services (Imposto sobre Circulação de Mercadorias e Serviços), or ICMS; federal social contribution taxes, including the Social Integration Program (Programa de Integração Social), or PIS; social security contributions, or INSS; and the Social Contribution to Social Security Financing (Contribuição Social para o Financiamento da Seguridade Social), or COFINS. ICMS does not apply to passenger revenue. The average rate of ICMS on cargo revenues varies by state and ranges from 4% to 19%. In respect of passenger transportation revenues, the applicable rates of PIS and COFINS are 0.65% and 3%, respectively, due to a specific rule which enforces the use of the cumulative system of PIS and COFINS on these revenues. The remaining revenue related to air transportation activity is levied at rates of 1.65% and 7.60%, respectively. The Municipal Tax on Services (Imposto Sobre Serviços), or ISS, is a municipal tax assessed at rates varying from 2% to 5% of our service rendered revenues. On January 1, 2013, the federal government of Brazil, through provisional measure Provisional Measure MP 540/12, later converted into Law 12546/2011, determined that the INSS contribution would be substituted by a Provisional Contribution on Gross Revenues, or CPRB, calculated at a monthly rate varying from 1% to 1.5% of revenue. During this period, this contribution was presented as part of deduction of revenue. The CPRB ended on December 31, 2018, and the INSS will be calculated based on the salary of the employees and presented in a general expense.

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

Operating Expenses

We are committed to maintaining a low-cost operating structure, and we seek to keep our expenses low by operating a young and efficient fleet with a single-class of service on domestic routes, maintaining high employee productivity, investing significantly in technology, utilizing our fleet efficiently and deploying low-cost distribution processes.

Our largest operating expense is aviation fuel, which represented 30.6% of our total operating expenses in 2018, 26.7% in 2017 and 24.7% for 2016. Aircraft fuel prices in Brazil are much higher than in the United States, as the Brazilian infrastructure needed to produce, transport and store fuel is expensive and aviation fuel prices are controlled by a concentrated number of suppliers. Our aviation fuel expenses are variable and fluctuate based on global oil prices. Since global prices are denominated in U.S. dollars, our aviation fuel costs are also subject to exchange rate fluctuations between the real and U.S. dollar. During the year ended December 31, 2018, the fuel price per liter increased 30.1%, from R$1.97 per barrel as of December 31, 2017 to R$2.56 per barrel as of December 31, 2017. In 2017, the fuel price per liter increased 11.0% from R$1.77 per barrel as of December 31, 2016 to R$1.97 per barrel as of December 31, 2017. In 2016, the fuel price per liter decreased 16.3%, from R$2.11 per barrel as of December 31, 2015 to R$1.77 per barrel as of December 31, 2016.

We attempt to mitigate fuel price volatility related to global changes in fuel prices through commodity forward agreements with banks and also have the option to enter into hedge agreements with Petrobras, whose subsidiary BR Distribuidora is a key supplier of fuel for us. The Petrobras hedging product available to us enables us to lock in the cost of the jet fuel we will consume in the future, thereby offering a more tailored hedge than WTI or heating oil futures, which are not perfectly correlated to jet fuel. In addition, Petrobras offers us the option to lock the jet fuel price in reais, thereby hedging our exposure not only to fuel prices, but also to the real/U.S. dollar exchange rates.

In addition, local taxes applicable to the sale of jet fuel are high, ranging from 3.0% to 25.0%. Different states in Brazil apply different rates of value-added tax to fuel (which is not passed on to end consumers for passenger services), requiring us to continually adjust our fuel prices to optimize fuel uplift. Several states in Brazil offer a value-added fuel tax relief or subsidy to airlines that provide better connectivity between cities within the state and other domestic or international destinations. Given the size of our network and diversified fleet, we believe we pay lower value-added fuel tax rates compared to our main competitors

Salaries, wages and benefits paid to our crewmembers, include, among others, health care, dental care, child care reimbursement, life insurance, funeral assistance, psychosocial assistance (referred to as the “Anjo Azul” program), school aid (granted to expatriate executive officers only), housing allowance (granted to expatriate executive officers only), bonuses, pension plans, transportation tickets, food allowances and meal vouchers. We believe that we have a cost advantage compared to industry peers in salaries, wages and benefits expenses due to high employee productivity measured by the average number of employees per aircraft. While we had 94 FTEs per aircraft as of December 31, 2018, Gol had 126 as of the same date. We also benefit from generally lower labor costs in Brazil, when compared to other countries, which is somewhat offset by lower productivity due to government requirements over employee labor conditions and taxes on payroll.

Our aircraft and other rent expenses consist of monthly operating lease rents for aircraft, spare engines, flight simulators and other equipment under the terms of the related operating leases recognized on a straight-line basis. We use short-term arrangements to hedge against exchange rate exposure related to our aircraft lease and other rent payment obligations.

Landing fees include airport charges for each landing and aircraft parking, connecting fees as well as aeronautical and navigation fees. Most of these fees vary based on our level of operations and the rates are set by INFRAERO, DECEA and private airports.

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

Our sales and marketing expenses include commissions paid to travel and cargo agents, fees paid to credit card companies and advertising associated with the sale of our tickets and other products and services. We believe that our distribution costs are lower than those of our competitors because a higher proportion of our customers purchase tickets directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems. In 2018 we generated 85% of our passenger revenue through our website, including direct connect bookings with travel agencies compared to 85% in 2017 and 87% in 2016. We employ low-cost, innovative marketing techniques, focusing on social networking tools (Facebook, Twitter and YouTube) and generating word of mouth recognition, including visibly branded complimentary bus service and guerrilla marketing campaigns to enhance brand recognition and provide promotions directed at our customers. We believe that we have an advantage compared to industry peers in sales and marketing expenses and expect this advantage will remain in the future.

Our maintenance, materials and repair expenses consist of line and scheduled heavy maintenance of our aircraft and engines. Since the average age of our operating fleet was 5.9 years as of December 31, 2018, 5.6 years as of December 31, 2017 and 4.8 years as of December 31, 2016, and most of the parts on our aircraft are under four-year warranties, our aircraft have required a relatively low level of maintenance. As our aircraft age, these costs will increase.

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

Depreciation and amortization expenses include the depreciation of all fixed assets we own or which are under finance leases, including amortization of capitalized maintenance expenses.

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

Financial Result

Our financial income includes interest earned on our cash and cash equivalents (which bear interest indexed to the CDI Rate) and short-term investments. Our financial expenses include interest expense on our owned aircraft debt, loans and financings and working capital facilities. As of December 31, 2018, 2017, and 2016 respectively, 15.5%, 18.8% and 17.4% of our aircraft debt was denominated in reais, respectively, and therefore not exposed to currency fluctuations. The balances of derivative financial instruments include gains or losses on our derivatives not designated for hedge accounting. Foreign currency exchange is the net gain or loss on our assets and liabilities related to the appreciation or depreciation of the real against the U.S. dollar and has limited impact on our cash position. Although all of our non-aircraft debt is in reais, we have both local and foreign currency aircraft-related debt instruments, and are using various financial instruments, including those used to limit our exposure to floating interest rates and foreign currency exchange rates.

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

We and our subsidiaries had net operating loss carryforwards of R$1,829.2 million as of December 31, 2018, represented by income tax losses and negative basis of social contribution. See “Item 5.A. Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations—Net Operating Loss Carryforwards.”

Critical Accounting Policies and Estimates

The preparation of our financial statements in accordance with IFRS requires our management to adopt accounting policies and make estimates and judgments to develop amounts reported in our financial statements and related notes. Critical accounting policies are those that reflect significant judgments or estimates about matters that could potentially result in materially different outcomes under different assumptions and conditions. We believe that our estimates and judgments are reasonable. However, actual results and the timing of recognition of such amounts could differ from our estimates. For a discussion of these and other accounting policies, see “Note 3. Significant Accounting Policies” to our audited consolidated financial statements.

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

Revenue Recognition. Passenger tickets revenue is recognized upon effective rendering of the transportation service. Travel-related services revenue is recognized when the related transportation service is provided being classified as passenger revenue. Effective January 1, 2018 travel related services include baggage fees, administrative charges, upgrades and other travel related charges.

We recognize revenue for tickets and travel related services sold upon the departure of the related scheduled flight and for tickets and travel related services sold that are expected to expire unused (breakage). We estimate the value of future refunds and exchanges, net of forfeitures for all unused tickets, once the flight date has already passed. These estimates are based on historical data and experience from past events.

IFRS 15 requires disclosure of quantitative and qualitative information about transaction price allocation to unsatisfied or partially satisfied performance obligations. The Company decided to apply the practical expedient to not disclose such information as the performance obligations are part of contracts with expected duration of one year or less.

Other service revenues are mainly derived from cargo operations and all items are directly attributed to air transport services, which are recognized in income for the year when services are provided. Interest income calculated based on the original effective interest rate for the relevant asset.

TudoAzul Program. Under the TudoAzul program, customers accrue points based on the amount spent on tickets flown. The amount of points earned depends on TudoAzul membership status, market, flight, day-of-week, advance purchase, booking class and other factors, including promotional campaigns. We recognize revenue on points that are estimated to expire without being used (breakage). In general, points expire two years after the date earned, regardless of activity in the account.

Upon the sale of a ticket, we recognize a portion of the ticket sales as revenue when the transportation service occurs and defer a portion corresponding to the points earned under the TudoAzul program, in accordance with IFRS 15, Customer Loyalty Programs in the account “Air Traffic Liabilities.”

We determine the estimated selling price of the air transportation and points as if each element had been sold on a separate basis and had been, therefore, based on the stand-alone selling price.

We sell mileage credits to customers and also to business partners, including cobranded credit cards, financial institutions and other businesses. The related revenue is deferred and recognized as passenger revenue when points are redeemed and the related transportation service occurs, based on the weighted average price of the points sold.

Sales of mileage credits are comprised of two components: transportation and marketing. Accordingly, we recognize the marketing component in “other revenue” based on contractual terms.

Points awarded or sold and not used are recorded in “Air traffic liability.” We recognize revenue for points sold and awarded that will never be redeemed by program members. We estimate such amounts annually, based on the latest available information regarding redemption and expiration patterns.

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

Substantially all of these maintenance reserve payments are calculated based on a utilization measure, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft until the completion of the maintenance of the aircraft. Maintenance reserves are denominated in U.S. dollars and paid to aircraft lessors in advance of the performance of heavy maintenance and are usually recorded as prepaid maintenance deposits on our balance sheet. We paid R$317.7 million, R$291.4 million and R$298.3 million in maintenance reserves to our lessors in the years ended December 31, 2018, 2017 and 2016, respectively. We have concluded that these prepaid maintenance deposits are likely to be recovered primarily due to the rate differential between the maintenance reserve payments and the expected cost for the related next maintenance event collateralized by the reserves. We have also negotiated with some lessors the replacement of maintenance reserve cash deposits with stand-by letters of credit issued by banks, and as a result, we present letters of credit of amounts equivalent to the deposit due as maintenance reserve to the lessor.

If at any point we determine that the recovery of the amounts retained by the lessor through future maintenance events is not probable, such amounts are expensed as maintenance cost if we consider that the amount will not be reimbursed due to the non-completion of the maintenance event required before the aircraft redelivery. For the years ended December 31, 2018, 2017 and 2016 we wrote-off R$31.1 million, R$9.6 million and R$4.0 million, respectively, for the events that we considered would probably not be reimbursed by the lessors due to the fact that we might not perform the maintenance event prior to the aircraft redelivery.

Our lease agreements also provide that most maintenance reserves held by the lessor at the expiration of the lease are non-refundable to us and will be retained by the lessor. Consequently, we have determined that any usage-based maintenance reserve payments after the last major maintenance event are not substantively related to the maintenance of the leased asset and therefore are accounted for as contingent rent. We accrue contingent rent starting when it becomes probable and reasonably expected that we will incur such non-refundable maintenance reserve payments. During the years ended December 31, 2018, 2017 and 2016, we did not accrue any contingent rent due to the fact that we considered it was probable and reasonably expected that all of them would be refundable.

Since the maintenance reserves to aircraft lessors are denominated in U.S. dollars, the exchange rate differences on payments are recognized in our financial results. During the years ended December 31, 2018, 2017, and 2016, the amount recognized in our financial results due to the exchange rate differences on maintenance reserve deposits was an income of R$193.8 million, R$19.1 million, and a loss of R$153.5 million, respectively.

See “Note 13. Security deposits and maintenance reserves” to our audited consolidated financial statements.

Share-Based Payments. Our share-based compensation program is intended to grant awards priced at the fair market value of our common stock at the date of grant. We measure transactions with crewmembers settled with equity instruments at the grant date using the Black-Scholes option pricing model. The resulting amount, adjusted for forfeitures, is charged to expense over the period in which the options vest. Estimating the fair value of share-based payments requires determining the most appropriate assessment model for the grant of shares, which depends on the terms and conditions of the grant. This also requires determining assumptions as including the option’s expected life, volatility, dividend income, risk free rate of return, maximum life of the option, expected term considered of valuation, etc.

Derivative Financial Instruments. We account for derivative financial instruments in accordance with IFRS 9 — Financial Instruments, and record them at fair value. Subsequent changes in fair value are recorded in profit or loss, unless the derivative meets the criteria and is designated for hedge accounting. At the beginning of a hedge transaction, we designate and formally document the item covered by the hedge and how it will be effective in offsetting the changes in fair value or cash flows. Our derivative financial instruments are assessed quarterly to determine if they have been effective throughout the entire period for which they have been designated. Any gain or loss resulting from changes in the fair value of our derivative financial instruments during the quarter in which they are not qualified for hedge accounting, as well as the ineffective portion of the instruments designated for hedge accounting are recognized in financial results. When the fair value of financial assets and liabilities presented in our balance sheet cannot be obtained in an active market, we determine fair value using assessment techniques prevailing in the market, including the discounted cash flow method, and a certain level of judgment is required to establish fair value in this way. This judgment includes considerations on the data used, for example, liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the fair value presented of financial instruments.

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

We operate as a single cash-generating unit.

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

Goodwill and Intangible Assets. We allocate goodwill and intangible assets (such as certain airport operating licenses) with indefinite lives acquired through business combinations for impairment testing purposes to a single cash-generating unit. We are required to test goodwill for impairment annually or sooner if we experience indicators of impairment, by comparing the carrying amount to the recoverable amount of the cash-generating unit level that has been measured on the basis of its value-in-use. We make these impairment tests by applying cash flow projections in the functional currency based on our approved business plan covering a five-year period. Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount. Assumptions in our impairment evaluations are consistent with internal projections and operating plans. Airport operating rights which were acquired as part of the TRIP acquisition were recorded at fair value on the acquisition date, and are not amortized. These rights are considered to have indefinite useful lives due to several factors, including requirements for necessary permits to operate within Brazil and limited landing rights availability in Brazil’s most important airports in terms of traffic volume. The carrying values of the airport operating rights are reviewed for impairment at each reporting date, and are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable. As of the years ended December 31, 2018, 2017 and 2016, no impairment on goodwill and other intangible assets was recognized.

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

The following chart includes certain operating information that evidences the evolution of our business between 2008 through December 31, 2018:

			Total Aircraft at End of Period
As of	Cities Served	FTEs	Owned	Leased	Total(1)
December 31, 2008	3	712	3	2	5
December 31, 2009	17	1,535	8	6	14
December 31, 2010	28	2,940	14	13	27
December 31, 2011	43	4,329	22	27	49
December 31, 2012(2)	100	8,914	50	74	124
December 31, 2013	103	9,848	56	81	137
December 31, 2014	106	10,501	46	107	153
December 31, 2015	102	10,533	46	106	152
December 31, 2016(3)	102	10,311	39	100	139
December 31, 2017(3)	104	10,878	27	120	147
December 31, 2018(3)	110	11,807	20	123	143

(1)	Includes aircraft held under finance and operating leases. We do not record aircraft held under operating leases as assets on our balance sheet.
(2)	Includes operating information resulting from the TRIP acquisition since November 30, 2012.
(3)	Includes 15 aircraft subleased to TAP.

The following table sets forth the composition of our operating fleet, which consists of all aircraft that are being operated by us, including spare aircraft, for the periods indicated.

	As of December 31,
Operating Fleet	Number of seats	2018	2017	2016	2015
Embraer aircraft
E-190	106	9	10	10	22
E-195	118	54	60	64	66
ATR aircraft
ATR 72	68-70	33	33	39	49
ATR 42	46-48	0	0	0	0
B737 freighter		2	0	0	0
Airbus aircraft
A320neo	174	20	12	5	0
A330	242-272	7	7	5	7

Total		125	122	123	144

Comparison of the year ended December 31, 2018 to the year ended December 31, 2017

	For the Year Ended December 31,		Percent Change
	2018	2017
	(in thousands of reais)
Operating revenue(1):
Passenger revenue	8,670,132	6,695,340	29.5%
Other revenue	483,225	1,094,157	(55.8)%

Total operating revenue	9,153,357	7,789,497	17.5%

Operating expenses:
Aircraft fuel	(2,644,261)	(1,848,195)	43.1%
Salaries, wages and benefits	(1,413,017)	(1,296,166)	9.0%
Aircraft and other rent	(1,509,947)	(1,181,731)	27.8%
Landing fees	(592,100)	(490,569)	22.7%
Traffic and customer servicing	(395,394)	(357,841)	10.5%
Sales and marketing	(368,663)	(309,540)	19.1%
Maintenance materials and repairs	(504,477)	(568,144)	(11.2)%

	For the Year Ended December 31,		Percent Change
	2018	2017
	(in thousands of reais)
Depreciation and amortization	(324,902)	(299,793)	58.4%
Other operating expenses	(875,148)	(572,497)	52.9%

	(8,627,909)	(6,924,476)	24.6%

Operating income	525,448	865,021	(39.3)%
Financial result:
Financial income	41,393	94,805	(56.3)%
Financial expense	(410,207)	(524,033)	(21.7)%
Derivative financial instruments	298,094	(90,171)	n.a.
Foreign currency exchange	(194,706)	57,871	n.a.

	(265,426)	(461,528)	(42.5)%
Result from related party transactions, net	342,083	194,351	76.0%

Net income/(loss) before income tax and social contribution	602,105	597,844	0.7%
Income tax and social contribution	(11,224)	2,875	n.a.
Deferred income tax and social contribution	(170,604)	(71,680)	138.0%

Net income (loss) for the period	420,277	529,039	(20.6)%

(1)

On January 1, 2018, we adopted IFRS 15 that impacted the classification and timing of recognition of certain ancillary items such as bags, upgrades, itinerary changes and other air travel-related fees. For more information about these changes, see “Note 3.20. New and amended standards and interpretations” to our audited consolidated financial statements. Prior periods are in accordance with IAS 11 and IAS 18. The pro-forma impact of IFRS 15 on our revenue results for the year ended December 31, 2017 is presented in “Note 3.17. Revenue from contracts with customers” to our audited consolidated financial statements.

Operating Income (Loss)

In 2018 we reported an operating income of R$525.4 million, a R$339.6 million decrease compared to 2017. As a result, our operating margin decreased 5.4 percentage points, from 11.1% in 2017 to 5.7 % in 2018. This result was mostly driven by a 17.5% increase in revenue resulting from the 16.0% increase in capacity in terms of ASKs, mostly due to the introduction of next-generation A320neo aircraft, which are more fuel efficient and have a lower CASK, partially offset by (i) the 14.8% average depreciation of the Brazilian real against the U.S. dollar in 2018 compared to 2017, which increased expenses denominated in U.S. dollars, (ii) a 30% increase in fuel prices, and (iii) non-recurring events totaling R$283.3 million consisting of an expense of R$226.3 million related to the sale of six E-Jets and the loss of revenue estimated at R$51.2 million and expenses of R$5.8 million related to the truckers’ strike held in May 2018, which disrupted economic activity throughout the country and affected our flights for a period of 10 days.

In addition, we reported a net income of R$420.3 million in 2018, R$108.8 million lower than in 2017. Excluding the impact of non-recurring events, net income would have totaled R$703.6 million.

The table below sets forth the breakdown of our operating revenues and expenses on a per-ASK basis for the periods indicated:

	For the Year Ended December 31,		Percent Change
	2018	2017
	(per ASK in R$ cents)
Operating revenue(1):
Passenger revenue	29.54	26.46	11.6%
Other revenue	1.65	4.32	(61.9)%

Total operating revenues	31.18	30.79	1.3%

Operating expenses:
Aircraft fuel	9.01	7.31	23.3%
Salaries, wages and benefits	4.81	5.12	(6.0)%

	For the Year Ended December 31,		Percent Change
	2018	2017
	(per ASK in R$ cents)
Aircraft and other rent	5.14	4.67	10.1%
Landing fees	2.02	1.94	4.0%
Traffic and customer servicing	1.35	1.41	(4.8)%
Sales and marketing	1.26	1.22	2.7%
Maintenance materials and repairs	1.72	2.25	(23.5)%
Depreciation and amortization	1.11	1.18	(6.6)%
Other operating expenses	2.98	2.26	31.8%

Total operating expenses	29.39	27.37	7.4%

(1)

On January 1, 2018, we adopted IFRS 15 which impacted the classification and timing of recognition of certain ancillary items such as bags, upgrades, itinerary changes and other air travel-related fees. For more information about these changes, see “Note 3.20. New and amended standards and interpretations” to our audited consolidated financial statements. The pro-forma impact of IFRS 15 on our revenue results for the year ended December 31, 2017 is presented in “Note 3.17. Revenue from contracts with customers” to our audited consolidated financial statements.

Operating Revenue

Operating revenue increased 17.5%, or R$1,363.9 million, from R$7,789.5 million in 2017 to R$9,153.4 million in 2018, primarily due to an increase of 16.0% in capacity in terms of ASKs.

Passenger Revenues

The R$1,974.8 million, or 29.5% increase in passenger revenues in 2018 compared to 2017 was mainly attributable to (i) an increase of 16.4% of RPKs reflecting a 16.0% increase in ASK’s and (ii) the adoption of the IFRS 15, which impacted the classification and timing of recognition of certain ancillary items such as bags, upgrades, itinerary changes and other air travel-related fees that were recognized as other revenue in December 31, 2017 and as of January 1, 2018 are recognized in passenger revenue. We have opted to adopt IFRS 15 using the modified retrospective transition method, which does not require a restatement of prior year financial statement. Pro-forma passenger revenue reflecting the impact of IFRS 15 was R$7,399.7 million in 2017. As a result, passenger revenues would have increased 17.2% in 2018 compared to 2017 on a pro-forma basis.

Cargo and Other Revenue

The R$610.9 million, or 55.8% decrease in other revenue in 2018 as compared to 2017 was mainly related to the adoption of the IFRS 15, which impacted the classification and timing of recognition of certain ancillary items such as bags, upgrades, itinerary changes and other air travel-related fees that were recognized as other revenue in December 31, 2017 and are recognized as of January 1, 2018 in passenger revenue. Non-passenger related items including cargo, travel packages, and revenue from aircraft subleases continue to be recognized in cargo and other revenue. We have opted to adopt IFRS 15 using the modified retrospective transition method, which does not require a restatement of prior year financial statement. Pro-forma cargo and other revenue reflecting the impact of IFRS 15 was R$373.7 million in 2017. As a result, cargo and other revenues would have increased 29.3% in 2018 compared to 2017 on a pro-forma basis.

The table below presents our passenger revenues and selected operating data for the periods indicated.

	For the Year Ended December 31,		Percent Change
	2018	2017
Passenger revenues (in millions of reais)	8,670	6,695	29.5%
Available seat kilometers (ASKs) (millions)	29,353	25,300	16.0%
Load factor (%)	82.3%	82.1%	+0.2 p.p.
Passenger revenue per ASK (cents) (PRASK)(1)	29.54	26.46	11.6%
Operating revenue per ASK (cents) (RASK)(1)	31.18	30.79	1.3%

	For the Year Ended December 31,		Percent Change
	2018	2017
Yield per passenger kilometer (cents)	35.89	32.25	11.3%
Number of departures	262,312	259,966	0.9%
Block hours	433,945	407,416	6.5%

(1)

On January 1, 2018, we adopted IFRS 15 that impacted the classification and timing of recognition of certain ancillary items such as bags, upgrades, itinerary changes and other air travel-related fees. For more information about these changes, see “Note 3.20. New and amended standards and interpretations” to our audited consolidated financial statements. The pro-forma impact of IFRS 15 on our revenue results for the year ended December 31, 2017 is presented in “Note 3.17. Revenue from contracts with customers” to our audited consolidated financial statements.

Operating Expenses

Operating expenses increased 24.6%, or R$1,703.4 million, from R$6,924.5 million in 2017 to R$8,627.9 million in 2018 mainly due to (i) the 14.8% average depreciation of the Brazilian real against the U.S. dollar in 2018 compared to 2017, which increased expenses denominated in U.S. dollars, (ii) a 30% increase in aircraft fuel prices, and (iii) non-recurring events totaling R$226.3 million related to the sale of six E-Jets, partially offset by the introduction of next generation aircraft to our fleet which has a lower CASK.

Aircraft fuel. Aircraft fuel expenses increased 43.1%, or R$796.1 million, in 2018 compared to 2017, mainly as a result of (i) a 30.0% increase in jet fuel prices from an average of R$1.97 per liter in 2017 to R$2.56 per liter in 2018, and (ii) a 6.5% increase in block hours. In comparison, on a per ASK basis, aircraft fuel increased by 23.3% due to the reasons above partially offset by the introduction of more fuel efficient A320neos.

Salaries, wages and benefits. Salaries, wages and benefits increased 9.0%, or R$116.9 million, in 2018 compared to 2017, due to a 2.5% increase in salaries as a result of collective bargaining agreements with labor unions applicable to all airline employees in Brazil in 2018, and (ii) an increase in the number of crewmembers from 10,878 in 2017 to 11,807 in 2018, mostly related to the introduction of the A320neo to our fleet. Salaries, wages and benefits per ASK decreased 6.0%.

Aircraft and other rent. Aircraft and other rent increased 27.8% or R$328.2 million, in 2018 compared to 2017, principally due to (i) the 14.8% average depreciation of the Brazilian real against the U.S. dollar in 2018 compared to 2017, and (ii) an increase in the average number of aircraft under operating leases in 2018 to 120 compared to 111 in 2017 mainly related to the introduction of larger aircraft with higher lease value. Aircraft and other rent per ASK increased 10.1%.

Landing fees. Landing fees increased 20.7%, or R$101.5 million, in 2018 compared to 2017 primarily due to (i) the 11.2% increase in average stage length from 905 kilometers in 2017 to 1,006 kilometers in 2018, and (ii) an increase in international departures, which have higher landing fees. Landing fees per ASK increased 4.0%.

Traffic and customer servicing. Traffic and customer servicing expense increased 10.5% or R$37.6 million, in 2018 compared to 2017 primarily due to (i) a 16.0% increase in ASKs, driving a 5.0% increase in the number of passengers, and (ii) an increase in international flights which have higher catering expenses than domestic flights. On a per ASK basis, traffic and customer servicing expense decreased 4.8%.

Sales and marketing. Sales and marketing expenses increased 19.1%, or R$59.1 million, in 2018 compared to 2017 in line with the increase in passenger revenues, which results in higher credit card processing fees expenses and commissions paid to travel agencies. Sales and marketing per ASK increased 2.7%.

Maintenance, materials and repairs. Maintenance, materials and repairs decreased 11.2%, or R$63.7 million, in 2018 compared to 2017 primarily due to (i) lower maintenance events in 2018 compared to 2017 for operating lease equipment, (ii) insourcing of certain E-Jet maintenance activities, and (iii) more favorable pricing conditions negotiated with suppliers. Maintenance, materials and repairs per ASK decreased 23.5%.

Depreciation and amortization. Depreciation and amortization increased 8.4% or R$25.1 million, in 2018 compared to the same period in 2017 primarily due an increase in the capitalization of engine overhaul events for aircraft under finance leases. Depreciation and amortization per ASK decreased 6.6%.

Other operating expenses. Other operating expenses increased 52.9%, or R$302.7 million, in 2018 compared to 2017 primarily due to (i) a non-recurring expenses totaling R$226.3 million related to the sale of six E-Jets, leading to a non-cash difference between the selling price of these aircraft and the price recognized in our balance sheet, (ii) an increase of 16% in IT expenses related to GDS expenses as a result of our international partnerships, which are US dollar denominated, and (iii) expenses related to pilot training. Other operating expenses per ASK increased 31.8%.

Financial Result

Financial income. Financial income decreased 56.3%, or R$53.4 million, in the year ended December 31, 2018 compared to the year ended December 31, 2017, mostly due to the reduction of the Brazilian risk-free rate from an average of 10.1% during the year ended December 31, 2017 to 6.5% in 2018.

Financial expenses. Financial expenses decreased 21.7%, or R$113.8 million, in the year ended December 31, 2018 compared to the year ended December 31, 2017 mostly due to (i) the reduction of the Brazilian risk-free rate from an average of 10.1% during the year ended December 31, 2017 to 6.5% in 2018, and (ii) lower fees expenses.

Derivative financial instruments. Gains in derivative financial instruments amounted to R$298.1 million in the year ended December 31, 2018. In the year ended December 31, 2017, we had losses of R$90.2 million. This line reflects (i) U.S. dollar derivative instruments used to hedge our foreign exchange exposure resulting from U.S. dollar denominated financial expenses and (ii) heating oil derivative instruments used to hedge our fuel exposure.

Foreign currency exchange. The net translation effect on our monetary assets and liabilities when remeasured into reais, amounted to a loss of R$194.7 million in the year ended December 31, 2018 compared to a net gain of R$57.9 million in 2017, due to the 17.1% end of period depreciation of the Brazilian real against the U.S. dollar from December 31, 2017 to December 31, 2018 resulting in a higher value for our liabilities denominated in foreign currency, partially offset by the increase in our assets denominated in foreign currency, namely the TAP bonds and security deposits. This line item reflects the portion of our assets and liabilities denominated in foreign currency, primarily our aircraft financing facilities, the TAP bond, and maintenance reserves, and has limited impact on our cash position.

Result from related party transactions, net. During the year ended December 31, 2018, we recorded a net gain of R$342.1 million from related party transactions compared to R$194.4 million in the same period last year mostly due to the increase in fair value of the TAP bond call option due to improved results at TAP, which is priced in euros and convertible into 41.25% of the equity value of the Portuguese carrier.

Current income tax and social contribution. We recorded an income tax and social contribution expense of R$11.2 million in the year ended December 31, 2018 mostly due to the recognition of taxable income in the holding company. In the year ended December 31, 2017, we recorded an income tax and social contribution gain of R$2.9 million mainly due to reversal of tax provisions as the statute of limitations passed regarding certain tax liabilities.

Deferred income tax and social contribution. In the year ended December 31, 2018, expenses related to deferred income tax and social contributions totaled R$107.6 million compared to R$71.7 million in the year ended December 31, 2017, mostly due to temporary differences recognized in 2018, as in 2017 we recognized the utilization of the tax loss carryforwards and negative bases of social contribution in the Special Program of Tax Regularization, or PERT.

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

Other revenue

The R$211.1 million, or 23.9% increase in other revenue was mainly due to (i) 49% increase in cargo revenue and (ii) an increase of 15.3% of passenger related ancillary revenue, which was driven by a 6.8% increase in the number of passengers as compared to 2016 due to the introduction of A320 neos into our fleet, which have more seats and a larger cargo compartment, compared to the E-Jets and ATRs.

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

Result from related party transactions, net. During the year ended December 31, 2017, we recorded a net gain of R$194.4 million from related party transactions compared to R$163.0 million in the same period last year mostly due to (i) a gain of R$154.4 million related to the expiration of a call option on our TAP bonds, which is convertible into 41.25% of the equity value of TAP, and (ii) a R$31.3 million gain related to the fair value increase and interest accrual of our investment in TAP convertible bonds, see “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements—TAP” and “Note 12. Related Parties” to our audited consolidated financial statements. As a result of the call option expiration, we became the sole beneficiary of the TAP bond.

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

Deferred income tax and social contribution. In the year ended December 31, 2017, expenses related to deferred income tax and social contributions totaled R$71.7 million compared to R$152.7 million in the year ended December 31, 2016, mostly due to the utilization of the tax loss carryforwards and negative bases of social contribution in the Special Program of Tax Regularization, or PERT.

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

As of December 31, 2018 our total cash position consisting of cash and cash equivalents, short-term and long-term investments, and restricted investments, was R$2,974.3 million, compared to R$2,643.2 million as of December 31, 2017.

We believe that we will continue to be able to access equity and debt capital markets if and when necessary.

The table below presents our cash flow from operating, investing and financing activities, as well as the amount of our cash and cash equivalents for the periods indicated:

	For the Year Ended December 31,
	2018	2017	2016
	(in thousands of reais)
Cash Flow
Net cash provided by operating activities	443,057	295,500	53,972
Net cash provided by (used in) investing activities	57,964	(975,842)	(644,349)
Net cash provided by (used in) financing activities	(161,243)	856,664	526,656

Exchange gain and (losses) on cash and cash equivalents	67,039	36,833	(23,620)

Net (decrease) increase in cash and cash equivalents	406,817	213,155	(87,341)

Net Cash Provided By Operating Activities

Net cash provided by operating activities in the year ended December 31, 2018, was R$443.1 million compared to net cash provided by operating activities of R$295.5 million in the year ended December 31, 2017. The growth of 49.9% of the operating cash flows was mainly a result of (i) an increase in cash used with suppliers and forfaiting, from R$305.4 million in 2018 compared to a reduction in cash used with suppliers of R$93.5 million in 2017, due to the increase in the average term of suppliers’ payment in order to optimize our working capital, and (ii) a reduction of cash applied in security deposits and maintenance reserves from R$168.9 million in 2017 to R$65.0 million in 2018, partially offset by (i) a net income excluding non-cash activities of R$ 858.4 million in 2018 compared to R$962.6 million in 2017 and (ii) an increase in cash used on taxes recoverable for R$171.0 million in 2018 compared to R$68.4 million in the previous year.

Net cash provided by operating activities in the year ended December 31, 2017, was R$295.5 million compared to net cash provided by operating activities of R$54.0 million in the year ended December 31, 2016. The change in operating cash flows was mainly a result of (i) a net income of R$529.0 million in the year ended December 31, 2017, compared to a net loss of R$126.3 million in the year ended December 31, 2016, (ii) an increase of R$338.1 million in cash provided by air traffic liability, compared to R$71.5 million in 2016, mostly due to an increase of 10.6% in ASK, and an increase of the average fare of 8.4% year over year, partly offset by an increase of R$242.7 million in cash used by accounts receivables in the year ended December 31, 2017 compared to R$20.1 million in the year ended December 31, 2016, due to lower receivables advances in order to reduce interest expenses; (iii) an increase in cash used in security deposits and maintenance reserves of R$168.9 million in the year ended December 31, 2017 compared to R$68.9 million in the year ended December 31, 2016, and (iv) an increase of R$93.5 million in cash used in accounts payable in the year ended December 31, 2017 compared to an increase of R$17.8 million in the year ended December 31, 2016 due to a reduction in the average payment period implemented by the company to reduce financial costs.

Net Cash Provided by (Used In) Investing Activities

Net cash provided by investing activities was R$58.0 million in the year ended December 31, 2018, compared to net cash used in investing activities of R$975.8 million in the year ended December 31, 2017. This increase is mostly related to (i) an increase in the sale of fixed assets proceeds of R$363.2 million in 2018, compared to R$177.3 million in 2017, and (ii) the net redemption of current financial investments of R$544.0 million in 2018 compared to an investment of R$629.6 million in 2017; partially offset by the increase in the amount spent on acquisitions of property, equipment and intangible assets of R$854.8 million in 2018 compared to R$645.6 million in 2017.

Net cash used in investing activities was R$975.8 million in the year ended December 31, 2017, compared to net cash used in investing activities of R$644.3 million in the year ended December 31, 2016. This increase is mostly related to (i) a net acquisition of short-term investments of R$629.6 million in the year ended December 31, 2017 compared to a net acquisition of short-term investments of R$301.8 million in 2016, as a result of our IPO in April 2017, partially offset by a net disposal of restricted investments of R$120.9 million in the year ended December 31, 2017 compared to a net acquisition of R$70.6 million in the year ended December 31, 2016; (ii) a net disposal of long-term investments of R$1.1 million in the year ended December 31, 2017 compared to a net acquisition of R$361.9 million in the year ended December 31, 2016 due to the investment in TAP’s convertible bond; (iii) a decrease in proceeds from the sale of property and equipment from R$532.0 million in 2016 to R$177.3 million in the year ended December 31, 2017; and (iv) higher amounts expended in connection with acquisitions of property, equipment and intangibles of R$645.6 million in the year ended December 31, 2017 compared to R$442.1 million in the year ended December 31, 2016.

Net Cash Provided By (Used In) Financing Activities

Net cash used in financing activities was R$161.2 million in the year ended December 31, 2018, compared to a net cash provided by financing activities of R$856.7 million in December 31, 2017. The change in net cash used by financing activities was mainly due to (i) the reduction in loans and debentures from R$1,950.1 million in 2017 to R$798.9 million in 2018, (ii) a capital increase of R$1,231.3 in 2017 from our IPO in April of 2017, compared to a capital increase of R$47.6 million in 2018, partially offset by the reduction of repayment of loans, debentures and repurchases of shares of R$1,096.7 million in 2018 compared to a payment of R$2,290.9 million in 2017.

Net cash provided by financing activities was R$856.7 million in the year ended December 31, 2017, compared to a net cash provided by financing activities of R$526.7 million in December 31, 2016. This increase was mainly due to proceeds from loans and debentures of R$1,950.1 million in the year ended December 31, 2017, mostly due to the issuance of senior unsecured notes on October 19th, 2017 in the aggregate amount of US$400.0 million with a coupon rate of 5.875% due 2024, compared to R$979.6 million in the year ended December 31, 2016, partially offset by (i) the payment of loans, debentures and repurchase of shares of R$2,290.9 million in 2017 compared to a payment of R$1,895.4 million in 2016 and (ii) a higher capital increase of R$1,451.6 million in 2016 from HNA’s investment in Azul compared to a capital increase of R$1,231.3 million in 2017, mostly due to our initial public offering.

Loans and Financings

As of December 31, 2018, our total debt was R$3,706.0 million, a 6.2% increase compared to December 31, 2017. Total debt considering the effect of currency swaps was R$3,449.0 million in December 31, 2018, and our leverage ratio measured as adjusted net debt to adjusted EBITDAR for non-recurring items was 4.2, with an average term of 3.9 years and an average interest rate of 6.8% for obligations in local currency and 5.3% for U.S. dollar-denominated obligations.

The following tables sets forth our short-term and long-term loans as of December 31, 2017 and 2018:

	At December 31,
	2017	2018
	(in millions of reais)
Short-Term Debt
Local currency	241,251	120,385
Foreign currency (U.S. Dollars)	104,999	24,544
Finance lease	211,852	178,583
Senior Notes	10,133	11,539
Total Short-Term Debt	568,234	335,051
Long-Term Debt
Local Currency	585,322	993,839
Foreign currency (U.S. Dollars)	131,925	75,594
Finance lease	903,648	773,694
Senior Notes	1,300,758	1,527,844
Total long-term debt	2,921,653	3,370,971
Total loans and financing	3,489,887	3,706,022

The following table sets forth the financial charges and balances of our aircraft and non-aircraft debt as of the periods indicated:

			As of December 31,
	Financial Charges		2018	2017	2016	2015
				(in thousands of R$)
Aircraft financing(1)(2)
In local currency (R$)	Fixed of 6.00% to 6.50% p.a. and SELIC plus 5.46% p.a.	Monthly repayment	192,861	258,432	372,535	659,315
In foreign currency (US$)(2)	LIBOR plus “spread” of 2.05% to 5.96% p.a. and fixed of 5.0% p.a.	Monthly, quarterly and semi-annual repayment	1,049,933	1,232,626	1,769,547	2,270,883
Non-aircraft financing:
In foreign currency (US$)(1)	LIBOR plus fixed interest of 0.88% and fixed interest of 5.9% p.a.	Bullet, monthly and quarterly repayment	1,656,947	1,377,078	374,164	349,016
In local currency (R$)	5.0% fixed p.a. to 125% and 126% of CDI Rate plus “spread” between 3.97% p.a. and 4.91% p.a.	Monthly, quarterly and semi-annual repayment and monthly repayment after grace period of 20 months	75,762	419,291	332,039	349,075
Debentures (R$)	CDI Rate plus 1.50% and 117% to 122% of CDI Rate	Monthly, quarterly and semi-annual repayment	730,519	202,460	1,186,210	1,182,656

			3,706,022	3,489,887	4,034,495	4,810,945

(1)

Converted using the exchange rate of R$3.9042 per US$1.00 as of December 31, 2015, R$3.2591 per US$1.00 as of December 31, 2016, R$3.3080 per US$1.00 as of December 31, 2017 and R$3.8748 per US$1.00 as of December 31, 2018.

(2)	Aircraft financing includes financing agreements and finance leases with respect to our aircraft, flight simulators and related equipment.

As of December 31, 2018, we had pledged as security under our aircraft secured loans property and equipment with a carrying value of R$1,242.8 million. As of December 31, 2018, we had pledged as security under our non-aircraft secured loans receivables, bonds and investments with a carrying value of R$253.6 million.

As of December 31, 2018, our aircraft financing consisted of finance leases and loans used to finance 20 aircraft with an aggregate outstanding balance of R$1,242.8 million, with the underlying aircraft serving as security. The remaining 123 aircraft were held by us under operating leases that are not recorded as assets and debt on our balance sheet. Of our contractual fleet of 143 aircraft under operating leases, 15 aircraft were subleased to TAP as of December 31, 2018. Our non-aircraft secured loans, aircraft finance leases and aircraft debt financing contain customary covenants and restrictions, such as default in case of change of control and termination, or non-renewal of the agreement.

Capital Expenditures

Our gross capital expenditures (acquisitions of property, equipment and intangibles) for the years ended December 31, 2018, 2017 and 2016, totaled R$854.8 million, R$645.6 million and R$442.1 million, respectively. Most of these expenditures are related to the acquisition of new aircraft, engines, engine overhaul and aircraft equipment such as spare parts. Other capital expenditures include IT systems and facilities.

Our growth plans contemplate an expansion of our operating fleet from 123 commercial aircraft in 2018 to 160 commercial aircraft by the end of 2023. Part of these new aircraft will be replacing all the 63E-Jets we operated as of December 31, 2018. We expect to meet our contractual commitments by using cash generated from our operations together with loans and/or capital markets financings.

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

For additional information relating to our commitments for future acquisition of aircraft, see “Note 25. Commitments” to our audited consolidated financial statements.

C.	Research and Development, Patents and Licenses

We have registered the trademark “AZUL LINHAS AÉREAS BRASILEIRAS,” among others, with the INPI. We have also registered several domain names with the Brazilian body for domain registration, or NIC.br, and other domain registrars, including “voeazul.com.br,” “flyazul.com,” “azulviagens.com.br,” “azulcargo.com.br” and “tudoazul.com.” We also operate software products under licenses from our vendors, such as Oracle, Trax, Sabre and Navitaire.

D.	Trend Information

We believe that demand for passenger aircraft travel in the markets we serve will be stronger in the coming year as a result of a better macroeconomic outlook for Brazil. We believe there is a strong growth opportunity in frequent point-to-point airline service on routes not served by us or underserved routes among larger, medium-sized, and regional cities in Brazil. In addition, we believe there is an opportunity to leverage our domestic network connectivity by serving additional select international destinations. In 2019, we expect our operating capacity in terms of ASKs to increase between 18% and 20% over 2018, consisting of an 16% to 18% increase in domestic ASKs through the replacement of smaller aircraft with next generation aircraft Airbus A320neos and Embraer E2s, and a 20% to 25% increase in international capacity mostly related to the introduction of three A330s in 2019.

The new generation aircraft Airbus A320neos represented 30% of our ASKs in 2018 and are expected to represent 40% of our 2019 total capacity. With the introduction of more seats to our network, we expect CASK to decrease between 1% and 3% year over year.

We have a multi-year margin expansion strategy, and we expect to grow our EBIT margin every year over the next few years. Consistent with this trend, our EBIT guidance for 2019 is expected to be 18% to 20% compared to a margin of 15.1% in 2018 under IFRS 16.

E.	Off-Balance Sheet Arrangements

All of our off-balance sheet arrangements are related to operating leases. Our total future minimum lease payments of non-cancellable operating lease obligations amounted to R$10,451.2 billion as of December 31, 2018. As of December 31, 2018 we held 123 aircraft, 14 engines and three simulators under operating leases. Of the 123 aircraft under operating leases, 15 have been subleased to TAP, consisting of seven Embraer E-190s, two Embraer E-195s and six ATRs. All aircraft deliveries in 2019 have operating lease commitments.

Some of our monthly rental payments are based on floating rates, and we are not required to make termination payments at the end of our leases. Under some of our lease agreements we are required to maintain maintenance reserve deposits and to return the aircraft and engine in the agreed condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors.

F.	Tabular Disclosure of Contractual Obligations

Our non-cancellable contractual obligations as of December 31, 2018 included the following:

	2019	2020-2021	2022-2024	>2024
	Less than 1 year	1 to 2 years	3 to 5 years	More than 5 years	Total
	(in thousands of R$) (Unaudited)
Operating Leases	1,688,080	3,157,188	2,507,001	3,098,914	10,451,183
Non-aircraft loans	52,168	143,505	—	1,537,036	1,732,709
Debentures	39,137	593,115	98,267	—	730,519
Aircraft finance leases and aircraft loans	243,746	452,336	361,654	185,058	1,242,794

Total	2,023,131	4,346,144	2,966,922	4,821,008	14,157,205

Interest	39,275	—	—	—	39,275

Total	2,062,406	4,346,144	2,966,922	4,821,008	14,196,480

G.	Safe Harbor

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

In June 2018, we announced a secondary public offering pursuant to which Hainan sold 19,379,335 ADSs representing all of Hainan’s preferred shares held in our company. The offering price was US$16.15 per ADS and no other shareholder of Azul sold its ADSs or preferred shares in the offering. As a result, Hainan is no longer bound to our Shareholders’ Agreement nor has the right to appoint any members of our board of directors. Consequently, the three members of our board of directors appointed by Hainan and elected in 2016 resigned to their positions in June 2018, following the closing of the offering.

Currently, our board of directors is composed of 11 members, elected in accordance with the Shareholders’ Agreement, three of whom were appointed by TRIP’s former shareholders, one of whom was appointed by Calfinco and the remainder were appointed by David Neeleman. Nine members of our board of directors are independent members, according to the regulations of the Level 2 segment of B3. On April 26, 2019, all of the members of our board of directors were re-elected.

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

In 2018, we paid our board of directors a fixed aggregate compensation amount totaling approximately R$2.4 million for services rendered. The members of our board of directors are also granted stock-based compensation as a long-term incentive, see “Item 6.B. Management Compensation—Stock-Based Incentive Plans.” In addition, as a benefit, our directors receive passenger tickets on our flights.

As of December 31, 2018, we do not have any contractual arrangements, insurance policies or other instruments structuring compensation or indemnification mechanisms for our directors in the event of dismissal or retirement.

The table below sets forth the name, title, election date, expiration date of the term of office, and the date of birth of each of the current members of our board of directors:

Name	Title	Election Date (1)	Mandate Term	Date of Birth
David Neeleman	Chairman	April 26, 2019	April 30, 2021	October 16, 1959
José Mario Caprioli dos Santos	Member	April 26, 2019	April 30, 2021	July 11, 1971
Sérgio Eraldo de Salles Pinto	Independent Member(2)	April 26, 2019	April 30, 2021	September 24, 1964
Carolyn Luther Trabuco	Independent Member(2)	April 26, 2019	April 30, 2021	April 15, 1969
Gelson Pizzirani	Independent Member(2)	April 26, 2019	April 30, 2021	July 18, 1951
Renan Chieppe(3)	Independent Member(2)	April 26, 2019	April 30, 2021	April 6, 1962
Decio Luiz Chieppe(3)	Independent Member(2)	April 26, 2019	April 30, 2021	May 14, 1960
John Ray Gebo	Independent Member(2)	April 26, 2019	April 30, 2021	May 19, 1970
Henri Courpron	Independent Member(2)	April 26, 2019	April 30, 2021	March 2, 1963
Michael Lazarus	Independent Member(2)	April 26, 2019	April 30, 2021	May 20, 1955
Gilberto de Almeida Peralta	Independent Member(2)	April 26, 2019	April 30, 2021	May 3, 1957

(1)	Refers to date of most recent election.
(2)	Independent according to the regulations of the Level 2 segment of B3.
(3)	Renan Chieppe and Decio Luiz Chieppe are siblings.

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

Gilberto de Almeida Peralta has been an independent member (according to the regulations of the Level 2 segment of B3) of our board of directors since August 24, 2018. With more than 35 years of experience in the aviation sector, Mr. Peralta has held led positions at General Electric, including CEO of GE Brazil, General Manager of GE Capital Aviation Services, and Vice President at GE Aviation. He has lived and worked in Brazil, the United States and Europe and holds a bachelor’s degree in Civil and Mechanical Engineering from the Catholic University of Petropolis.

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

The table below indicates the name, title, date of birth and date of election of each of the current members of our board of executive officers:

Name	Title	Election Date	Mandate Term	Date of Birth
John Peter Rodgerson	Chief Executive Officer	January 10, 2019	January 10, 2021	June 11, 1976
José Mario Caprioli dos Santos	Institutional Relations Officer	January 10, 2019	January 10, 2021	July 11, 1971
Alexandre Wagner Malfitani	Chief Financial Officer Investor Relations Officer	January 10, 2019	January 10, 2021	August 21, 1972
Abhi Manoj Shah	Chief Revenue Officer	January 10, 2019	January 10, 2021	September 27, 1978

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

Alexandre Wagner Malfitani is our Chief Financial Officer and Investor Relations Officer. Mr. Malfitani previously served as the head of our TudoAzul loyalty program and our Director of Finance and Treasurer. Mr. Malfitani joined Azul in 2008 as one of the airline’s founding members. Before joining Azul, Malfitani worked from 2003 to 2008 at United Airlines in Chicago, and occupied the position of managing director of treasury. Before that, he worked for five years in the finance industry, including as fund manager at Deutsche Bank and trader at Credit Agricole Indosuez.

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

Fiscal Council

Pursuant to Brazilian corporate law, a fiscal council is a corporate body independent from a company’s management and independent auditors. A fiscal council may be either permanent or non-permanent. Although we have not elected any fiscal council members as of December 31, 2018, we currently have a non-permanent fiscal council as required by law, which may be installed at any time at the request of shareholders, as described below. If installed, the primary responsibilities of our fiscal council would include monitoring management activities, reviewing our financial statements each quarter, and reporting its findings to our shareholders. If installed, fiscal council members would be entitled to annual compensation in the form of a fixed salary.

The fiscal council, if installed, will be composed of three members who are residents of Brazil and their respective alternates. Under Brazilian corporate law, a non-permanent fiscal council may be installed at the request of shareholders representing at least (i) 10% of the outstanding common shares or (ii) 5% of the preferred shares and, once installed, the fiscal council will serve until the first annual shareholders’ meeting following its establishment. Pursuant to CVM rules, listed corporations with outstanding capital stock valued at more than R$150 million, such as us, may reduce these percentages to (i) 2% of the outstanding common shares or (ii) 1% of the preferred shares. In addition, each group of preferred shareholders (irrespective the percentage of shares held) and minority shareholders representing a minimum of 10% of or outstanding common shares is entitled to elect one fiscal council member and the corresponding alternate by a separate vote. In this case, our controlling shareholders may elect the same number of council members as the minority shareholders (common and preferred), plus one. The fiscal council may not include members of our board of directors or our board of executive officers, employees of controlled companies or any company from within our economic group, or relatives of our managers. Brazilian corporate law requires each fiscal council member to receive as compensation an amount equal to at least 10% of the average individual annual salary of executive officers, excluding benefits and other allowances, or profit-sharing arrangements. Fiscal council members are further required to comply with the rules of the Level 2 segment of B3.

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

Short-term variable compensation is based on targets that, if reached, entitle the officer to an annual bonus based on his or her individual performance. The targets are established at the beginning of the year based on our strategic plan. The main performance indicators considered for purposes of variable compensation are operating margin, customer satisfaction, crewmember satisfaction and on-time performance. For managers, half of the short-term variable compensation is based on our performance, and the other half is based on the individual’s performance. For officers, 75% of the short-term variable compensation is based on our performance, and 25% is based on the individual’s performance. On the other hand, our long-term variable compensation involves the grant of stock and restricted stock options. In addition, our officers receive benefits in line with market practices, which include medical, dental and life insurance, meal vouchers and passenger tickets on our flights.

Only the independent members of our board of directors, according to the regulations of the Level 2 segment of B3, receive compensation for their service through either a monthly fixed amount or a fixed amount per meeting attended.

Certain of our executives receive additional benefits, such as an allowance package for school fees and housing for our expatriate executive officers. Under this package, ALAB has given a guarantee of rent and other payments under three lease agreements for family housing in Brazil. In addition, our directors, officers and non-statutory officers are entitled to free airline tickets for their immediate family.

The aggregate compensation expense incurred to our directors, executive officers and officers in the year ended December 31, 2018 and December 31, 2017 was R$45.0 million and R$48.9 million, respectively, excluding stock options.

Stock-Based Incentive Plans

We have stock option and restricted stock plans for key personnel, including our officers, certain managers and other key crewmembers. Beneficiaries of the plans receive options to purchase preferred shares and/or restricted units, allowing them to participate in the long-term achievements of our company through share ownership, with the aim of stimulating alignment with and commitment to achieving our corporate strategies and goals. The beneficiaries of our stock option, restricted stock and virtual stock plans are selected by our compensation committee.

On December 11, 2009, we established our first stock option plan, which consists of three programs:

•

The first program was established on December 11, 2009 and terminated on December 31, 2010. The options granted to each beneficiary under this first program vested in 48 equal monthly installments. The vested, options under this program became exercisable upon the pricing of our initial public offering. The strike price under this program, after accounting for the stock splits that we carried out subsequent to the date of grant, is R$3.42 per preferred share. On December 11, 2009, our compensation committee authorized the issuance of 5,718,400 preferred options (after giving effect to the two-for-one stock split on February 23, 2017) for our officers, executives and key employees.

•

The second program, which extends to our statutory and non-statutory officers, was established on March 24, 2011. The options granted to each beneficiary under this second program vested in 48 equal monthly installments and authorized the issuance of 1,648,000 preferred options (after giving effect to the two-for-one stock split on February 23, 2017). The vested options under this program became exercisable upon the pricing of our initial public offering. The strike price under this program, after accounting for the stock splits that we carried out subsequent to the date of grant, is R$6.44 per preferred share, which was calculated based on a valuation of our shareholders’ equity at the time. Due to the granting of additional options under this program, the Special Shareholder’s Meeting held on April 27, 2011 approved an amendment to our charter authorizing a capital increase and a limit of 7,366,400 preferred shares (after giving effect to the two-for-one stock split on February 23, 2017); however, only 1,572,000 preferred options (after giving effect to the two-for-one stock split on February 23, 2017) were granted under this second program.

•

The third program was established on April 5, 2011, authorizing the issuance of 685,600 preferred options (after giving effect to the two-for-one stock split on February 23, 2017), which were remaining from the first program. The options granted to each beneficiary under this third program vested in 48 equal monthly installments. The vested options under this program became exercisable upon the pricing of our initial public offering. The strike price under this program (after giving effect to the two-for-one stock split on February 23, 2017) is R$6.44 per preferred share, which was calculated based on a valuation of our shareholders’ equity at the time.

As of December 31, 2018, we have 1,142,680 outstanding shares under this stock option plan.

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

There were three programs approved under the second stock option plan:

•

On June 30, 2014, our compensation committee approved the first share-based program, authorizing 2,169,122 options (after giving effect to the two-for-one stock split on February 23, 2017). The strike price under this program is R$19.15 per preferred share.

•

On July 1, 2015, our compensation committee approved the second share-based program, authorizing 627,810 options (after giving effect to the two-for-one stock split on February 23, 2017). The strike price under this program is R$14.51 per preferred share.

•

On July 1, 2016, our compensation committee approved the third share-based program, authorizing 820,250 options (after giving effect to the two-for-one stock split on February 23, 2017). The strike price under this program is R$14.50 per preferred share.

•	On July 2, 2017, our compensation committee approved the fourth share-based program, authorizing 680,467 options. The strike price under this program is R$22.57

As of December 31, 2018, we have 2,573,341 outstanding shares under this second stock option plan.

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

As of December 31, 2018 one program has been approved under the third stock option plan:

•

On March 14, 2017, our board of directors approved the first share based program authorizing options which when exercised will represent 9,343,510 preferred shares. The strike price for the first program is R$11.85 per preferred share.

The table below shows, as of December 31, 2018 the total number of stock options granted to all beneficiaries, and the number of options that have already vested, in each case after accounting for the stock splits carried out subsequent to the date of grant:

Stock Option Plans	Total Number/ Amount of Stock Options Granted	Number of Stock Options Outstanding
First Stock Option Plan
First Program	5,032,800	769,520
Second Program	1,572,000	335,600
Third Program	656,000	37,560
Second Stock Option Plan
First Program	2,169,122	1,029,281
Second Program	627,810	355,176
Third Program	820,250	555,702
Fourth Program	680,467	633,182
Third Stock Option Plan
First Program	9,343,510	7,474,808

Restricted Stock Units:

On June 30, 2014, we also established our restricted stock units, or RSUs, plan. Under the restricted stock units plan, the participants were granted a fixed monetary amount which would be converted into a quantity of restricted preferred shares equal to the monetary value in the event of an IPO. The restricted stock granted to each beneficiary under the plan vests in four equal annual installments. As of the pricing of our initial public offering, the beneficiaries became vested in the restricted stocks. Prior to our initial public offering, at the end of each year of the vesting period, we paid the beneficiaries in cash the portion corresponding to the value of the restricted stocks already vested, at fair value and without any additions. In 2015, 2016 and 2017 we made payments on the acquired rights of restricted shares to our statutory officers in the amounts of R$1.25 million, R$1.59 million, R$2.09 million, respectively. In 2018, 299,659 restricted shares were transferred to our statutory officers.

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

On April 26, 2019, our shareholders, following our compensation committee’s and board of directors’ recommendation, approved an amendment to the RSUs plan with the purpose to set the maximum amount of RSU that may be subject to annual concession under the RSU Plan as 0.10% of the total preferred shares issued by the Company.

The table below shows, as of December 31, 2018, the total number of RSUs and the number of RSUs that have already vested and the number of RSUs that have been fully paid:

Restricted Stock Unit Plan	Total Shares Granted	Total Shares Outstanding	Fair Value as of Grant Date
			(in reais)
First Program	487,670	11,902	R$21.00
Second Program	294,286	66,651	R$21.00
Third Program	367,184	160,412	R$21.00
Fourth Program	285,064	199,019	R$24.17
Fifth Program	291,609	291,609	R$24.43

Virtual Stock Option Plan

On August 7, 2018, our Compensation Committee approved the Virtual Stock Option Plan, or the Phantom Shares. The plan consists of a remuneration in cash, as there is no effective trading of the shares. There will be no issuance and/or delivery of shares for settlement of the plan. A liability to us is recorded monthly, based on the fair value of the Phantom Shares granted and the vesting period of such Phantom Shares, with an offsetting entry in the income statement. The fair value of this liability is reviewed and updated for each reporting period, in accordance with the change in the fair value of the benefit granted.

The options issued under each program of the Phantom Shares require a vesting period of 4 years. The options have an 8-year life and the exercise price shall be equal to the lowest stock price traded in the stock market during the thirty (30) trading sessions prior to the options grant approval by our Compensation Committee. Expected volatility has been calculated based on historical volatility of airline shares listed on stock exchanges in Brazil and Latin America.

Virtual Stock Option Plan	Total Shares Granted	Total Shares Outstanding
First Program	707,400	707,400

Directors’ and Officers’ Insurance

Our directors and officers have been covered by liability insurance since our inception. Our current directors’ and officers’ insurance policy, which we entered into on February 10, 2019, is provided by Generali Brasil Seguros. This policy covers damages or costs in the event our directors or officers suffer losses as a result of a lawsuit for alleged wrongful misconduct while acting in their capacity as directors or officers. The current policy expires on February 10, 2020 and we plan to renew it on such date. In addition, we have entered into indemnity agreements with two of our directors pursuant to which we agree to indemnify and hold each of them harmless for certain losses arising out of their respective positions as directors excluding any willful misconduct, fraud or gross negligence. See “Item 7.B. Related Party Transactions—Arrangements with Directors and Officers.”

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

Audit Committee

Our audit committee is composed of three members who are elected by our board of directors and the majority of which must be independent members. According to our bylaws, at least two members of our audit committee shall be independent members of our board of directors. The members shall be appointed for a two-year term of office, being permitted reelection, with a limit of ten consecutive years in office. Upon reaching the ten consecutive year limit, members will become eligible to serve on this committee again after three years from the end of his or her last term of office. The audit committee is responsible for: (i) advising our board of directors regarding the selection of independent auditors, (ii) reviewing the scope of the audit and other services provided by our independent auditors, (iii) evaluating and monitoring related party transactions and (iv) evaluating our internal controls, among other things. The members of our audit committee are Gelson Pizzirani, Gilberto Peralta and Sérgio Eraldo de Salles Pinto (coordinator), all of whom are independent members of the audit committee under applicable SEC and NYSE rules. As of December 31, 2018 all members of our audit committee have either satisfied the independence requirements of the SEC and NYSE applicable to audit committees of foreign private issuers or qualified for an exemption under the applicable rules. At least one member of the audit committee is an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act. The members of our audit committee are entitled to annual compensation in the form of a fixed salary.

Compensation Committee

Our compensation committee is composed of three members who are elected by our board of directors, two of which shall be independent members of the board of directors, according to the regulations of the Level 2 segment of B3. Our compensation committee’s principal responsibilities include: (i) reviewing corporate goals, (ii) evaluating certain executive compensation arrangements as well as the performance of key executives, and (iii) recommending compensation, incentive-compensation and stock option, restricted stock and virtual stock plans to the board of executive officers. The current members of our compensation committee are David Neeleman, Sérgio Eraldo de Salles Pinto and Carolyn Luther Trabuco, all of whom are directors of our company. Their mandates are for an unlimited duration, until the board of directors replaces them. The members of our compensation committee are entitled to annual compensation in the form of a fixed salary. As a foreign private issuer, we are not required to comply with the SEC rules applicable to compensation committees.

Corporate Governance Committee

Our corporate governance committee was created on December 23, 2013 and is composed of three members who are elected by our board of directors. At least two members of the corporate governance committee shall be independent members of the board of directors, according to the regulations of the Level 2 segment of B3. The members of our corporate governance committee are Renan Chieppe, Michael Lazarus (coordinator) and Gelson Pizzirani. Our corporate governance committee’s principal responsibilities include: (i) recommending to the board of directors a set of corporate governance guidelines applicable to us and supervising its enforcement, (ii) reviewing and approving our code of business conduct and ethics (which provides specific rules for the identification and administration of conflicts of interest applicable to all of our employees and our board of directors) on an annual basis, (iii) reviewing and expressing its opinion about potential conflicts of interest among members of the board of directors and us, considering, as applicable, the Regulation and to the Self-Regulatory Code on Mergers and Acquisitions issued by the Brazilian Takeover Panel (Comitê de Aquisições e Fusões), or CAF, or the Panel Code, and (iv) expressing an opinion about (a) the sale or transfer of our fixed assets in amounts, in reais, equivalent to or higher than 3% of the net earnings recorded in our financial statements, converted by the PTAX-800 rate of the day of the transaction, whenever such transactions are outside the ordinary course of business of a company operating in the same industry wherein we operate; (b) any transaction between our shareholders, officers or related parties, their respective spouses, ascendants, relatives up to the third degree, its controlling entities, or persons under common control, on the one side, and us or our subsidiaries, on the other side, whenever such transactions are outside the ordinary course of business of a company operating in the same industry wherein we operate; and (c) contracting any financial obligation not provided for in our or our subsidiaries’annual plan or budget, whose amount, in reais, is higher than US$200.0 million, converted by the PTAX-800 rate of the day of the transaction. In relation to these responsibilities, our corporate governance committee is in the process of analyzing and proposing a related party transactions policy to further govern potential conflicts of interests between us and our board of directors. The members of our corporate governance committee are entitled to annual compensation in the form of a fixed salary.

D.	Employees

Overview

We believe that the quality of our employees, whom we refer to as crewmembers, promotes our success and growth potential. We believe we have created a strong service-oriented company culture, which is built around our values of safety, consideration, integrity, passion, innovation and excellence. We are dedicated to carefully select, train and maintain a highly productive workforce of considerate, passionate and friendly people who serve our customers and provide them with what we believe is the best flying experience possible. We reinforce our culture by providing an extensive orientation program for new crewmembers and instill in them the importance of customer service and the need to remain productive and cost efficient. Our crewmembers are empowered to not only meet our customers’ needs and say “yes” to a customer, but to also listen to our customers and solve problems.

We communicate regularly with all of our crewmembers, keeping them informed about events at our offices through town hall meetings and question and answer sessions and soliciting feedback for ways to improve cooperation and their work environment. We conduct an annual crewmember survey and provide training for our leadership that focuses on crewmember engagement and empowerment. In addition, each of our executives adopts a city and is responsible for meeting with crewmembers on a periodic basis to be an additional source of corporate communication and assistance. Our executives also interact directly with our customers when traveling to obtain feedback and suggestions about the Azul experience.

We aspire to be the best customer service company in Brazil, and as a result, we believe our crewmembers are more likely to recommend us as a place to work to a friend or relative. We have good relations with our crewmembers and we have never experienced labor strikes or work stoppages.

We are focused on increasing the efficiency and productivity of our crewmembers. As of December 31, 2018, we had 94 FTEs per aircraft, compared with 126 for Gol. The following table sets forth the number of our crewmembers per category and the number of FTEs per aircraft at the end of the periods indicated:

	At December 31,
Crewmembers	2018	2017	2016	2015	2014
Pilots	1,741	1,633	1,525	1,560	1,524
Flight attendants	2,351	2,217	2,150	2,161	2,097
Airport personnel	3,165	2,903	2,752	2,798	2,841
Maintenance personnel	2,063	1,835	1,724	1,790	1,764
Call center personnel	924	899	862	876	984
Others	1,563	1,391	1,298	1,348	1,291

Total	11,807	10,878	10,311	10,533	10,501

End-of-period FTEs per aircraft	94	89	84	76	76

We provide extensive training for our crewmembers that emphasizes the importance of safety. In compliance with Brazilian and international IATA safety standards, we provide training to our pilots, flight attendants, maintenance technicians, managers and administrators and customer service (airport and call center) crewmembers. We have implemented employee accountability initiatives both at the time of hiring and on an ongoing basis in order to maintain the quality of our crew and customer service. We currently operate four flight simulators and have an extensive training program at UniAzul, our training facility adjacent to Viracopos airport (see “Item 4.B. Business Overview—Airports and Other Facilities and Properties—Other Facilities and Properties” and “Item 4.B. Business Overview—Safety and Quality”).

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

To motivate our crewmembers and align their interests with our results of operations, we provide a leadership incentive plan based on the achievement of pre-defined company performance targets (Programa de Recompensa). We also have established a stock option plan for our leadership that vests over a four-year period. See “Item 6.B. Directors, Senior Management and Employees—Management Compensation— Stock-Based Incentive Plans.”

E.	Share Ownership

As of December 31, 2018, David Neeleman, who is the chairman of our board of directors and our CEO, holds directly and indirectly 622,406,638 of our common shares, representing 67% of the common shares of our capital stock, José Mario Caprioli dos Santos, one of our directors and Institutional Relations Officer, directly holds 137,411,491 of our common shares, representing 15% of our capital stock. Decio Luiz Chieppe and Renan Chieppe, our directors, directly hold 169,146,929 of our common shares, representing 18% of our capital stock. For more information, see “Item 6.B. Directors, Senior Management and Employees—Management Compensation—Stock-Based Incentive Plans.”

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

As of the December 31, 2018, 67.00% of our outstanding common stock was held by one record holder in the United States and approximately 48.12% of our outstanding preferred shares were traded in Brazil and 51.88% of our outstanding preferred shares were held as ADRs.

The following table shows the beneficial ownership of our capital stock following as of December 31, 2018.

Name	Common Shares	Percentage of Outstanding Common Shares	Total Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Capital Stock	Economic Interest
David Neeleman(1)	622,406,638	67.00%	9,694,459	2.97%	50.34%	5.31%
Chieppe family(2)	169,146,929	18.21%	12,951,595	3.97%	14.50%	4.49%
Caprioli family(3)	137,411,491	14.79%	12,279,445	3.76%	11.92%	4.16%
Bozano Group(4)	—	—	18,911,740	5.79%	1.51%	5.58%
Calfinco(5)	—	—	26,995,316	8.26%	2.15%	7.96%
Others	—	—	245,195,560	75.07%	19.53%	72.33%
Executive officers and directors(6)	—	—	270,094	0.08%	0.02%	0.08%
Treasury	—	—	332,981	0.10%	0.03%	0.10%

Total	928,965,058	100.00%	326,631,190	100.00%	100.00%	100.00%

(1)

Consists of shares beneficially owned by David Neeleman. The record holders of these shares are David Neeleman and Saleb II Founder 1 LLC. David Neeleman is a U.S. resident and has a domicile in Brazil at Av. Marcos Penteado de Ulhôa Rodrigues, 939, 9th floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, Barueri, 06460-040, São Paulo, Brazil. David Neeleman is our Chairman. The address for Saleb II Founder 1 LLC is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle, Delaware 19801. David Neeleman’s economic interest is 5.3%.

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

(5)	Consists of shares owned beneficially and of record by Calfinco, Inc., a subsidiary of United. The address for Calfinco, Inc. is 233 S. Wacker Dr., Chicago, IL 60606.
(6)

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

United Investment Agreement

On June 26, 2015, we entered into an investment agreement with United pursuant to which it, acting through a subsidiary, acquired 5,421,896 Class C preferred shares representing a 5%, non-voting economic interest in us. Such Class C preferred shares were converted on a one-to-one basis into Class A preferred shares on February 3, 2017, which were then simultaneously renamed “preferred shares” and subsequently subject to a two-for-one stock split on February 23, 2017, resulting in United holding 10,843,792 preferred shares through a subsidiary. Pursuant to this agreement, United has the right to elect one member of our board of directors, so long as it retains at least 50% of the shares it received on the date of its investment or as a result of conversion. United has designated a representative on our board effective as of January 28, 2016. See “Item 6.A. Directors and Senior Management—Board of Directors.” United is a party to our Shareholders’ Agreement, which provides for United’s right to elect one director, so long as they hold at least 50% of the preferred shares resulting from the conversion of Class C preferred shares that were held as of August 3, 2016. For more information, see “Item 6.A. Directors and Senior Management—Board of Directors.” On April 27, 2018, United closed a private preferred share transaction with Hainan to acquire 16,151,524 preferred shares of our company. This transaction increased United´s shareholding in us to 26,995,316 preferred shares, which represents 8.0% of our economic interest.

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

Additionally, shareholders who own 35% of our preferred shares that are not registered under the Securities Act may require us to file a registration statement on Form F-3 at any time. We must also include in that registration statement any preferred shares owned by any other principal shareholders of our company.

Hainan

In June 2018, we announced a secondary public offering pursuant to which Hainan sold 19,379,335 ADSs representing all of Hainan’s preferred shares held in our company. The offering price was US$16.15 per ADS and no other shareholder of Azul sold its ADSs or preferred shares in the offering.

Dividends

According to the bylaws of the Company, unless the right is waived by all shareholders, the shareholders are guaranteed a minimum mandatory dividend equal to 0.1% of net income of the Company after the deduction of legal reserve, contingency reserves, and the adjustment prescribed by Law 6404/1976 (Brazilian Corporate Law).

Interest paid on equity, which is deductible for income tax purposes, may be deducted from the minimum mandatory dividends to the extent that it has been paid or credited. Interest paid on equity is treated as dividend payments for accounting purposes.

Dividends are subject to approval by the Annual Shareholders Meeting.

The Company has not distributed dividends for the years ended December 31, 2018, 2017 and 2016.

B.	Related Party Transactions

We currently engage in various transactions with our shareholders and their affiliates. These transactions are conducted at arms’ length, based on terms that reflect the terms that would apply to transactions with third parties.

Loan Agreement with David Neeleman

On September 2, 2016, we entered into an agreement, as lender, with our principal shareholder David Neeleman, as borrower, in the total principal amount of US$2.8 million, which bears interest at LIBOR plus 2.3% per annum and matures in September 2019.

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

In June 2018, we announced a secondary public offering pursuant to which Hainan sold 19,379,335 ADSs representing all of Hainan’s preferred shares held in our company. The offering price was US$16.15 per ADS and no other shareholder of Azul sold its ADSs or preferred shares in the offering. As a result, Hainan is no longer bound to our Shareholders’ Agreement nor has the right to appoint any members of our board of directors. Consequently, the three members of our board of directors appointed by Hainan and elected in 2016 resigned to their positions in June 2018, following the closing of the offering.

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

Election of Board Members by David Neeleman

For so long as TRIP’s former shareholders have the right to elect one or more directors pursuant to the mechanisms described above and subject to Calfinco’s right to appoint members of the board of directors, Mr. Neeleman may appoint the remaining members of the board of directors of the Company along with their alternates, and may dismiss or replace any of those members. In the event that the other holders of common shares or preferred shares exercise their right for multiple vote procedure in the election of members of the board of directors, in accordance with Brazilian corporate law, the number of directors elected by such shareholders shall be deducted from the number of directors that Mr. Neeleman has the right to appoint. Directors nominated by Mr. Neeleman shall qualify as Independent Directors, except if the minimum number of Independent Directors have already been reached pursuant to the nominations by the other shareholders.

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

Rent Guarantees Given by ALAB

ALAB has guaranteed rent and other payments under three lease agreements for family housing in Brazil used by two of our executive officers.

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

Service Agreements with Águia Branca Participações S.A.

On January 1, 2013, we entered into an agreement with Águia Branca Participações S.A., one of our shareholders, for the sharing of information technology resources during an indefinite period, which was an extension of a similar agreement that TRIP entered into with Águia Branca Participações S.A., and on November 1, 2015, we entered into a services agreement with Águia Branca Participações S.A. for the hosting and use of information technology resources for a 24 month term, which has been renewed for an additional 12 month term. The amounts payable under these agreements are based on the services actually rendered. We paid R$49.9 thousand and R$46.5 thousand in connection with these agreements in 2018 and 2017, respectively.

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

Sublease of Aircraft to TAP

As part of our fleet optimization efforts, we leveraged our strategic partnership with TAP by subleasing, at a discount, 15 aircraft to TAP since 2016, see “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements—TAP” and “Item 5.A. Operating Results—Comparison of the year ended December 31, 2017 to the year ended December 31, 2016—Operating income (loss).” As a result of this sublease transaction, we recorded a provision for the obligation under onerous leases, for an amount of R$72.4 million for the year ended December 31, 2018 as we will receive a lower amount in lease payments from TAP than we will pay under the original lease agreements. See “Note 12 (g). Related Parties—Transaction with TAP” to our audited consolidated financial statements, see “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements—TAP.”

Planned Joint Venture with TAP

We are also discussing the possibility of establishing a joint venture with TAP in order to jointly explore flights between Brazil and Portugal. We plan to define the scope of this joint venture and file our proposal with CADE by the end of 2019.

Strategic Partnership with United

For a description of our strategic partnership with United, see “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements—United.”

Commercial Cooperation Agreement with United

In connection with United’s investment, we also entered into a commercial cooperation agreement with United on June 26, 2015 which governs the expanded cooperation between both of our companies with respect to certain matters, including (i) code-sharing, (ii) loyalty programs, (iii) special terms relating to passengers and cargo, (iv) marketing programs, (v) corporate accounts and sales contracts, (vi) employee interline pass travel, (vii) service levels at specific airports, and (viii) the negotiation of a commercial joint venture between us and United whereby we would share resources with United and split revenue related to specified matters relating to our and their route networks in order to optimize profitability for both us and United. To date, this joint venture has not yet been established, and we and United continue discussing objectives, the type of joint venture, revenue sharing and other matters.

Code-Share Agreement with United

On June 26, 2015, ALAB entered into a Code-Share Agreement with United, the sole shareholder of Calfinco. The Code-share Agreement governs the terms and conditions of code-sharing and interlining arrangements between ALAB and United.

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

As of December 31, 2018, we are party to approximately 9,208 civil claims of various types (deemed “active” under our criteria, which does not consider claims in which agreements were entered into or claims that are in their closing stage), in which the original aggregate amount claimed is approximately R$299.5 million. We have provisioned a total of R$22.8 million in respect of these civil claims. In addition, we are party to 2,898 legal proceedings relating to labor law issues of various types, for which the aggregate amount claimed is approximately R$325.3 million. We have provisioned a total of R$34 million in respect of these labor law proceedings.

The Labor Prosecution’s Office filed a lawsuit against us on February 22, 2017, claiming that we allegedly violated certain labor regulations, including limitations on daily working hours and rest periods. It claimed approximately R$66 million in punitive damages. It also requested the grant of an injunction limiting overtime and enforcing legally required breaks, under penalty of R$5,000 per breach. The lawsuit has been suspended and we are in the process of negotiating a TAC with the Labor Prosecution’s Office. We classify the probability of a loss as possible but expect our ultimate liability to be significantly lower than the amount originally claimed, limited to donations or values related to the TAC.

We are subject to approximately 29 lawsuits filed by the Public Prosecution’s Office which have the potential to affect our business models because the majority of these lawsuits challenges day-to-day aspects of our business, including, but not limited to, plane ticket fares, no-show fees, rescheduling fees, contractual fines and the treatment of individuals with special needs. Of these lawsuits, nine relate to compliance with the Free Pass Law (Lei do Passe Livre), which essentially aims at compelling us to offer free travel to individuals with special needs and individuals who are demonstrably poor by making two seats available on each interstate flight. The Superior Court of Justice has joined these nine lawsuits into one proceeding.

We are subject to 47 tax claims related to taxes of approximately R$18.8 million allegedly payable on imports of aircraft, flight simulators and aircraft parts. We believe, on the advice of counsel, that the chance of loss with respect to these proceedings is possible and have therefore not recorded any provisions in this regard. Additionally, we have provisioned a total of R$1.9 million with respect to four tax claims, which represent probable losses.

As of December 31, 2018, we are also a party to 132 judicial and administrative tax proceedings, in which the aggregate amount claimed was approximately R$151.4 million. Our attorneys have classified (i) 11 of these proceedings, representing approximately R$33.0 million of the abovementioned amount, as having a remote chance of loss, (ii) 120 of these proceedings, representing approximately R$116.5 million of the same abovementioned amount, as having a possible chance of loss, and (iii) one of these proceedings, representing approximately R$2.0 million, as having a probable chance of loss. We have recorded a provision for the entire amount of this last proceeding.

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

On August 8, 2016, we filed an annulment action together with LATAM requesting the annulment of a decision issued by CADE imposing a fine of R$9.7 million to both LATAM and us because of the late merger filing by the parties notifying the existence of a code-share agreement between LATAM and TRIP in effect from 2004 until 2013, which is still pending judgment. We have posted a judicial bond in the amount of R$7.7 million to guarantee our payment of this fine in the event of a decision that is adverse to us.

On May 2018, we and Aeroportos Brasil agreed to settle a collection action initiated by Aeroportos Brasil in July 2017. This proceeding was related to the noncompliance of contractual obligations by Aeroportos Brasil in connection with the construction of the new terminal at Viracopos airport and, as a result, our retention of 40% of the airport landing tariffs since February 2017. Pursuant to the settlement agreement, we agreed to carry out certain parts of the construction of the new terminal at Viracopos Airport using the airport landing tariffs retained from Aeroportos Brasil.

Additionally, on May 2018, we and Aeroportos Brasil agreed to settle a lawsuit for damages initiated by Aeroportos Brasil in October 2017. This proceeding was related to the noncompliance of contractual obligations in connection with a land concession at Viracopos airport, through which (i) Aeroportos Brasil undertook to level ground and build an ancillary runway, and (ii) Azul undertook to build a hangar and an apron area, as well as to remunerate Aeroportos Brasil for the land concession. According to the settlement, we and Aeroportos Brasil agreed to comply with our respective obligations set forth in the land concession agreement, and Aeroportos Brasil granted a twelve-month grace period for the payments due by us under the land concession agreement.

In October 2017, the Ministry of Justice’s Department of Protection and Defense for the Consumer, or DPDC, filed a complaint against Avianca, Azul, GOL, LATAM and ABEAR. The proceeding was filed due to the publication of an ABEAR study showing that the price of tickets dropped after the enactment of rules authorizing airline companies to charge a fee for checked luggage, when the prices according to the allegation actually increased. DPDC alleges that ABEAR’s study was false advertising.

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

In the United States, our preferred shares trade in the form of ADSs. Our ADSs trades on the NYSE under the symbol “AZUL” and the preferred shares trades on the B3 under the symbol “AZUL4.” As of December 31, 2018 the ADSs represented approximately 42% of our preferred shares and 52% of our current global public float. Our ADSs began trading on the NYSE on April 11, 2017.

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

On April 29, 2019, the last reported sale price of our preferred shares on the São Paulo Stock Exchange was R$33.66 per share.

B.	Plan of Distribution

Not applicable.

C.	Markets

Regulation of Brazilian Capital Markets

Pursuant to Brazilian Securities Law and Brazilian corporate law, the Brazilian capital market is regulated and supervised by the CMN, which has general authority over the stock exchanges and capital markets. The CMN regulates and supervises the activities of the CVM and has, among other powers, licensing authority over brokerage firms and also regulates foreign investment and foreign exchange transactions, according to the provisions of the Brazilian Securities Law and Law 4595, dated December 31, 1964, as amended. These laws and other rules and regulations together set the requirements for disclosure of information applying to issuers of securities listed on stock exchanges, the criminal penalties for insider trading and price manipulation, the protection of minority shareholders, licensing procedures, supervision of brokerage firms, and governance of the Brazilian stock exchanges.

Pursuant to Brazilian corporate law, a company may be publicly held and listed or privately held and unlisted. All publicly held companies are registered with the CVM and are subject to periodic reporting requirements and disclosure of material events. A company registered with the CVM is authorized to trade its securities on the B3 or on the Brazilian over-the-counter market. Shares listed on the B3 may not be simultaneously traded on Brazilian over-the-counter markets. Trading on the over-the-counter market implies direct off-stock exchange trades between investors through a financial institution registered with the CVM. No special application, other than registration with the CVM (and for organized over-the-counter markets, with the relevant over-the-counter market), is necessary for securities of a publicly held company to be traded on the over-the-counter market. Listing on the B3 requires a company to apply for registration with the B3 and the CVM.

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

In addition, as a result of CMN Resolution 3792, dated as of September 24, 2009, as amended, shares issued by companies that adopt differentiated corporate practices, such as those whose securities are admitted for trading in the special segment of the Novo Mercado or whose listing classification is Level 1 or Level 2 in accordance with the regulations of the B3, may have a larger participation in the investment portfolio of private pension funds. As a result, companies that adopt differentiated corporate practices are an important and attractive investment for private pension funds, which are large investors in the Brazilian capital markets.

Investment in Our Preferred Shares By Non-residents Outside Brazil

Resolution 4373

Investors residing outside Brazil are authorized to purchase, inter alia, equity instruments, including our preferred shares, on the B3, provided that they comply with the registration requirements set forth in CMN Resolution 4373, and CVM Instruction 560.

With certain limited exceptions, and subject to the registration requirements set forth in CMN Resolution 4373 and CVM Instruction 560, CMN Resolution 4373 investors are permitted to carry out any type of transaction in the Brazilian financial capital markets involving a security traded on a Brazilian stock, future or organized over-the-counter, or OTC, market. Investments and remittances outside Brazil of gains, dividends, profits or other payments related to our shares are made through the foreign exchange market.

In order to become a CMN Resolution 4373 investor, an investor residing outside Brazil must:

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

Securities and other financial assets held by foreign investors pursuant to CMN Resolution 4373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM, as the case may be. In addition, securities trading by foreign investors is generally restricted to transactions involving securities listed on the Brazilian stock exchanges or traded in organized OTC markets licensed by the CVM.

In addition, an investor operating under the provisions of CMN Resolution 4373 must be registered with the Brazilian tax authorities pursuant to its Regulatory Instruction 1634, dated as of May 6, 2016. This registration process is undertaken by the investor’s legal representative in Brazil.

Law 4131

Alternatively, foreign investors may also invest directly in Brazilian companies (e.g., through the establishment of a branch or a foreign company) under Law 4131, as amended, and may sell their shares in both public and private transactions. However, these investors are currently subject to a less favorable tax treatment on gains than foreign investors that invest in Brazil under CMN Resolution 4373.

A direct foreign investor under Law 4131 must:

•	register as a foreign direct investor with the Central Bank;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint a tax representative in Brazil; and

•	appoint a representative in Brazil for service of process with respect to suits based on Brazilian corporate law.

The Brazilian government decreased the rate of the Tax on Foreign Exchange Transactions (Imposto sobre Operações de Crédito, Câmbio e Seguro, ou relativas a Títulos ou Valores Mobiliários), or IOF/Exchange Tax, the tax related to certain foreign investments in Brazilian financial and capital markets, including investments made pursuant to CMN Resolution 4373, from 6% to 0%. Currently, currency exchange transactions carried out by CMN Resolution 4373 investors are subject to IOF/Exchange Tax at a rate of (i) 0%, in the case of variable income transactions carried out on the Brazilian stock, futures and commodities exchanges, and acquisitions of shares of Brazilian publicly-held companies through public offerings or subscription of shares related to capital contributions, provided that the issuing company has registered its shares for trading on the stock exchange, and (ii) 0%, in the case of the outflow of funds from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market.

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

As of the December 31 2018, our total capital stock was R$2,209.4 million, fully paid-in and divided into 1,255,596,248 shares, all nominative, in book-entry form and without par value, consisting of 928,965,058 common shares and 326,631,190 preferred shares. As of December 31, 2018, we had 332,981 preferred shares held in our treasury.

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

Our preferred shares are listed on the Level 2 segment of B3 since April 11, 2017. This listing requires us to comply with the corporate governance and disclosure rules of the Level 2 segment of B3 as summarized in the “Item 9.C.—Markets.”

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

In June 2018, we announced a secondary public offering pursuant to which Hainan sold 19,379,335 ADSs representing all of Hainan’s preferred shares held in our company. The offering price was US$16.15 per ADS and no other shareholder of Azul sold its ADSs or preferred shares in the offering. As a result, Hainan is no longer bound to our Shareholders’ Agreement nor has the right to appoint any members of our board of directors. Consequently, the three members of our board of directors appointed by Hainan and elected in 2016 resigned to their positions in June 2018, following the closing of the offering.

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

Election of Board Members by David Neeleman

For so long as TRIP’s former shareholders have the right to elect one or more directors pursuant to the mechanisms described above and subject to Calfinco’s right to appoint members of the board of directors, Mr. Neeleman may appoint the remaining members of the board of directors of the Company along with their alternates, and may dismiss or replace any of those members. In the event that the other holders of common shares or preferred shares exercise their right for multiple vote procedure in the election of members of the board of directors, in accordance with Brazilian corporate law, the number of directors elected by such shareholders shall be deducted from the number of directors that Mr. Neeleman has the right to appoint. Directors nominated by Neeleman shall qualify as Independent Directors, except if the minimum number of Independent Directors have already been reached pursuant to the nominations by the other shareholders.

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

Rights of our Common and Preferred Shares

Each of our common shares entitles the holder to cast one vote at our shareholders’ meetings. Holders of our common shares that are fully paid-in may convert them into preferred shares, at the ratio of 75.0 common shares for 1.0 preferred share pursuant to our bylaws. However, the total number of preferred shares outstanding may never exceed 50% of our total shares.

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

The sale of our controlling stake in ALAB to a third party would be considered a change in our corporate purpose, which would give our shareholders withdrawal rights.

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

Anti-Takeover Provisions

Differently from companies incorporated under the laws of the State of Delaware, the majority of Brazilian publicly-held companies do not employ “poison pill” provisions to prevent hostile takeovers. As most Brazilian companies have clearly identified controlling shareholders, hostile takeovers are rare and thus no developed body of case law addresses the limits on the ability of management to prevent or deter potential hostile bidders. Brazilian corporate law, Level 2 B3 rules and our bylaws require any party that acquires our control to extend a tender offer for common and preferred shares held by non-controlling shareholders at the same purchase price paid to the controlling shareholder. In addition, any shareholder whose equity interest reaches 30% of our outstanding common shares, or the Relevant Shareholding Level must effect a tender offer for all of our outstanding common shares, preferred shares and instruments convertible to our common shares or preferred shares, under the terms of the Self-Regulatory Code on Mergers and Acquisitions, or the Panel Code, issued by the Takeover Panel Sponsors Association—ACAF, or ACAF, which code we adhere to (see “Item 10.B. Memorandum and Articles of Association—Principal Differences between Brazilian and U.S. Corporate Governance Practices—Brazilian Takeover Panel (ACAF)”). The price to be offered for our common shares in the tender offer will be the highest price paid for our common shares by the offer or during the twelve months prior to the day when the holder reached the Relevant Shareholding Level, adjusted for certain relevant corporate events such as dividends payments and stock splits. The price to be offered for each of our preferred shares and instruments convertible to our common shares in the tender offer will be a price 75 times higher than the price offered for each of our common shares. For more information on ACAF, see “Item 10.B. Memorandum and Articles of Association—Principal Differences between Brazilian and U.S. Corporate Governance Practices—Brazilian Takeover Panel (ACAF).”

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

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We comply with the corporate governance guidelines under applicable Brazilian law and the Level 2 segment of B3. We believe the corporate governance guidelines applicable to us under Brazilian law are consistent with the NYSE guidelines. We have adopted and observe the Policy of Material Fact Disclosure, which deals with the public disclosure of all relevant information as per CVM’s Instruction 358 guidelines, and the Policy on Trading of Securities, which requires management to disclose all transactions relating to our securities, and which is required under Level 2 segment of B3.

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

Purchase Agreement, dated as of March 11, 2008, between Embraer – Empresa Brasileira de Aeronáutica S.A. and Canela Investments LLC, as amended.

Sale and Purchase Contract, dated as of December 14, 2010, between Avions de Transport Régional and Canela Investments LLC, as amended.

Contract for Sale and Other Covenants, dated as of May 25, 2016, between Petrobras Distribuidora S.A. and Azul Linhas Aéreas Brasileiras S.A., as amended.

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

Resolution 1927 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are not subject to Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment under certain circumstances. See “Item 10.E. Taxation—Brazilian Tax Considerations.”

E.	Taxation

The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares, including in the form of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase preferred shares, including in the form of ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as of December 31, 2018, which are subject to change.

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

Income Tax

Dividends

Historically, dividends paid by a Brazilian company, such as ourselves, including dividends paid to a Non-Resident Holder, have not been subject to withholding income tax in Brazil, to the extent that such amounts are related to profits generated as of January 1, 1996 (Law 9249, dated December 26, 1995). Dividends paid from profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, according to the tax legislation applicable to each corresponding year.

Law 11638, dated December 28, 2007, significantly altered Brazilian corporate law in order to align the Brazilian general accepted accounting principles, or Brazilian GAAP, more closely with IFRS accounting standards. However, Law 11941, dated May 27, 2009, introduced the Transitory Tax Regime, or RTT, in order to render neutral, from a tax perspective, all the changes provided by Law 11638. Under the RTT, for tax purposes, legal entities should observe the accounting methods and criteria as they were on December 31, 2007. Law 12973, dated May 13, 2014, as amended, abolished the RTT and approved new rules aimed at permanently aligning the Brazilian tax system with IFRS as of January 1, 2015, including with respect to dividend distributions. For the 2014 fiscal year, taxpayers were entitled to elect to adopt the new rules or to continue adopting the RTT.

Under the RTT, there was controversy over how tax authorities would view certain situations, including whether dividends should be calculated in accordance with IFRS standards or the old Brazilian GAAP. It was debatable whether any dividend distributions made in accordance with IFRS standards in excess of the amount that could have been distributed had the profits been ascertained based on the old Brazilian GAAP would be subject to taxation in Brazil. In view of such controversy, Law 12973/2014 expressly stated that dividends calculated in accordance with IFRS standards based on profits ascertained between January 1, 2008 and December 31, 2013 would not be subject to taxation.

Notwithstanding the provisions of Law 12973/2014, Brazilian tax authorities issued Normative Ruling 1492, dated September 17, 2014, which provided that dividend distributions supported by IFRS profits ascertained in 2014 that exceeded the amount resulting from the adoption of the old Brazilian GAAP would be: (i) subject to withholding income tax based on progressive rates (0% to 27.5%) if paid to Brazilian individuals; (ii) added to the tax base of the corporate tax (IRPJ/CSL) of the beneficiary if paid to Brazilian companies; (iii) be subject to WHT at a 15% rate if paid to non-residents; or (iv) subject to WHT at a 25% rate if paid to non-residents that are based in blacklisted tax haven jurisdictions. However, this rule would only apply to taxpayers that have not elected to account for the effects of Law 12973/2014 (i.e., taxation based on IFRS standards) for the 2014 fiscal year.

Despite our belief that the tax exemption on dividends applies to dividends distributed by Brazilian companies out of profits ascertained in accordance with IFRS principles, if the provisions of Normative Ruling 1492/2014 are applicable, dividends ascertained in fiscal year 2014 based on IFRS that exceed the amount that would result from the adoption of the old Brazilian GAAP, for that calendar year, could be subject to withholding income tax, even if it were distributed in 2018 or later, at a rate of 15% or, if the Non-Resident Holder is domiciled in a Low or Nil Tax Jurisdiction (as defined below), 25%. For dividends paid out from profits ascertained in 2015 going forward, there are no such issues and dividends will be exempt, provided that they are distributed pursuant to Brazilian corporate law.

Interest Attributable to Shareholders’ Equity

Law 9249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as ourselves, to make distributions to shareholders of interest on net equity and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, both of which are taxes levied on our profits, as far as the limits described below are observed. These distributions may be paid in cash. For tax purposes, this interest on net equity is limited to the daily pro rata variation of the TJLP (long-term interest rate), as determined by the Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

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

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15.0%, or 25.0% in case of a resident of a Low or Nil Tax Jurisdiction (as defined below) or where applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments or the ultimate beneficiary of the income derived from transactions carried out and attributable to a non-Resident Holder (Normative Ruling 1455/14). These payments may be included, at their net value, as part of any mandatory dividend. The distribution of interest on shareholders’ equity may be determined by our board of directors. To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

On September 30, 2015, the Brazilian federal government enacted Provisional Measure MP 694 in an attempt to increase the withholding income tax on interest on shareholders’ equity from 15% to 18%. In addition, such provisional measure provided that the deductibility of interest on shareholders’ equity should be limited to the lower amount of either (i) the TJLP or (ii) 5% of shareholders’ equity. However, since Provisional Measure MP 694 was not converted into law by the Brazilian Senate within the relevant legal term, it did not produce any effects and was nullified. We cannot assure you that the Brazilian federal government will not try to increase the withholding income tax on interest on shareholders’ equity in the future.

Low or Nil Tax Jurisdictions

According to Law 9430, dated December 27, 1996, as amended, Tax Favorable Jurisdiction is a country or location that (i) does not impose taxation on income, (ii) imposes income tax at a rate lower than 20%, or (3) imposes restrictions on the disclosure of shareholding composition or investment ownership.

Additionally, on June 24, 2008, Law 11727 introduced the concept of “privileged tax regime,” which is defined as a tax regime that (i) does not tax income or taxes it at a maximum rate lower than 20%; (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out substantial economic activity in the country or dependency or (b) contingent to the non-exercise of substantial economic activity in the country or dependency; (iii) does not tax or that taxes income generated abroad at a maximum rate of lower than 20%; or (iv) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out.

On November 28, 2014, the Brazilian tax authorities issued Ordinance 488, which decreased these minimum thresholds from 20% to 17% for specific cases. Under Ordinance 488, the 17% threshold applies only to countries and regimes aligned with international standards of fiscal transparency, in accordance with rules to be established by the Brazilian tax authorities.

We consider that the best interpretation of Law 11727/2008 that the new concept of “privileged tax regime” would be applicable solely for purposes of transfer pricing and thin capitalization rules. However, we are unable to ascertain whether or not the privileged tax regime concept will be extended to the concept of Low or Nil Tax Jurisdiction, though the Brazilian tax authorities appear to agree with our position, in view of the provisions of introduced by Normative Ruling 1037, dated as of June 4, 2010, as amended, which presents two different lists (Low or Nil Tax Jurisdictions—taking into account the non-transparency rules—and privileged tax regimes).

Notwithstanding the above, we recommend that you consult your own tax advisors regarding the consequences of the implementation of Law 11727, Normative Ruling 1037 and of any related Brazilian tax law or regulation concerning Low or Nil Tax Jurisdictions or “privileged tax regimes.”

Taxation of Gains

According to Brazilian tax legislation, the capital gains tax applicable to Brazilian resident individuals should also apply to non-resident investors. In this sense, gains related to the sale or disposition of assets located in Brazil, such as our common shares, by a Non-Resident Holder, are subject to withholding income tax in Brazil, regardless of whether the sale or disposition is made by a Non-Resident Holder to another non-resident of Brazil or to a Brazilian resident.

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

Currently, capital gains realized by Non-Resident Holders on a sale or disposition of shares carried out on the Brazilian stock exchange (including the organized over-the-counter market) are:

•

exempt from income tax when realized by a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution 4373/14 of the Brazilian Monetary Council, or a 4373 Holder, and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction;

•

subject to income tax at a rate of 15% in the case of gains realized by (A) a Non-Resident Holder that (1) is not a 4373 Holder and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or (B) a Non- Resident Holder that (1) is a 4373 Holder, and (2) is resident or domiciled a Low or Nil Tax Jurisdiction; or

•	subject to income tax at a rate of up to 25% in the case of gains realized by a Non-Resident Holder that (1) is not a 4373 holder, and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction.

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

On September 22, 2015, the Brazilian federal government enacted Provisional Measure MP 692/2015, converted into Law 13259, of March 16, 2016, or Law 13259/2016, which introduced a regime based on the application of progressive tax rates for income taxation on capital gains recognized by Brazilian individuals on the disposition of assets in general. Under Law 13259/2016, effective as from January 1, 2017, the income tax rates on capital gains recognized by Brazilian individuals, which also applies to a Non-Resident Holder, would be: (i) 15% for the part of the gain that does not exceed R$5 million, (ii) 17.5% for the part of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the part of the gain that exceeds R$10 million but does not exceed R$30 million and (iv) 22.5% for the part of the gain that exceeds R$30 million.

As a general rule, the increased capital gains taxation regime should apply to transactions conducted outside of the Brazilian stock exchange or the organized OTC market. Also, as a general rule, a foreign investor who is a resident of or has a domicile in a Low or Nil Tax Jurisdiction would be subject to income tax at a rate of up to 25%, as mentioned above. However, although debatable, if the Non-Resident Holder is a 4373 Holder, it is possible to sustain that the income tax should not apply at progressive rates. Furthermore, as a general rule, gains recognized by a Non-Resident Holder in transactions executed on the Brazilian stock exchange or the organized OTC market should not be subject to the increased capital gains taxation under Law 13259.

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

Sales of ADSs

Arguably, the gains realized by a Non-Resident Holder on the disposition of ADSs to another non-Brazilian resident are not subject to Brazilian tax, based on the argument that the ADSs would not constitute assets located in Brazil for purposes of Law 10833/2003. However, we cannot assure you how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Resident Holder on the disposition of ADSs to another non-Brazilian resident. As a result, gains on a disposition of ADSs by a Non-Resident Holder to Brazilian resident, or even to a Non-Resident Holder in the event that courts determine that the ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described above.

Gains on the exchange of ADSs for shares

Non-Resident Holders may exchange ADSs for the underlying shares, sell the shares on a Brazilian stock exchange and remit abroad the proceeds of the sale. As a general rule, the exchange of ADSs for shares is not subject to income taxation in Brazil.

Upon receipt of the underlying shares in exchange for ADSs, Non-Resident Holders may also elect to register with the Central Bank the U.S. dollar value of such shares as a foreign portfolio investment under 4373/2014, which will entitle them to the tax treatment referred above on the future sale of the shares.

Alternatively, the Non-Resident Holder is also entitled to register with the Central Bank the U.S. dollar value of such shares as a foreign direct investment under Law 4131/1962, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not a 4373 Holder.

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

Tax on Transactions involving Bonds and Securities

Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or “IOF/Bonds,” on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bond Tax applicable to transactions involving the transfer of shares traded on the Brazilian stock exchange with the purpose of the issuance of depositary receipts to be traded outside Brazil is currently zero, although the Brazilian government may increase such rate at any time up to 1.5% of the transaction amount per day, but only in respect of future transactions.

On December 24, 2013, the Brazilian government reduced the IOF/Bonds Tax to zero for transactions involving the deposit of shares which are issued by a Brazilian company admitted to trade on the Brazilian stock exchange with the specific purpose of enabling the issuance of depositary receipts traded outside Brazil. Any increase in this rate may only apply to future transactions.

Other Brazilian Taxes

There are no Brazilian federal inheritance, gift or succession taxes applicable on the ownership, transfer or disposition of shares by individuals or entities not domiciled in Brazil. Gift and inheritance taxes, however, may be levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes payable by holders of shares, or shares comprised of shares.

Material U.S. Federal Income Tax Consequences

The following discussion is a general discussion of the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of preferred shares, including in the form of ADSs. This discussion deals only with U.S. Holders (as defined below) that purchase the preferred shares, including in the form of ADSs, for cash and that hold preferred shares, including in the form of ADSs, as capital assets (generally, property held for investment). This discussion does not purport to address all of the tax considerations that may be relevant to U.S. Holders based upon their particular circumstances and may not apply to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities or arrangements for U.S. federal income tax purposes or investors in such entities or arrangements, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that hold preferred shares, including in the form of ADSs, as part of a straddle or hedging, constructive sale, integrated or conversion transactions for U.S. federal income tax purposes, a person that actually or constructively owns 10% or more of the total combined voting power or value in our stock, traders in securities that have elected the mark-to-market method of accounting for their securities, or persons whose functional currency is not the U.S. dollar).

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

A U.S. Holder may be entitled, subject to a number of complex limitations and conditions (including a minimum holding period requirement), to claim a U.S. foreign tax credit in respect of any Brazilian income taxes withheld on dividends received in respect of the preferred shares, including those in the form of ADSs. A U.S. Holder who does not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such income taxes provided the U.S. Holder elects to deduct (rather than credit) all foreign income taxes for that year. Dividends received in respect of preferred shares, including in the form of ADSs, generally will be treated as foreign-source income, subject to various classifications and other limitations and generally will be treated as passive category income for most U.S. Holders for purposes of the foreign tax credit limitation. However, for any period in which we are treated as a “United States-owned foreign corporation,” a portion of any dividends paid by us during such period may be treated as U.S. source solely for purposes of the foreign tax credit. We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our shares is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S.-source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Brazilian withholding taxes payable in respect of our dividends may be limited. The rules relating to computing foreign tax credits or deducting foreign taxes are extremely complex, and U.S. Holders are encouraged to consult their own tax advisors regarding the availability of foreign tax credits under their particular circumstances.

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

Sale or Other Taxable Disposition of Preferred Shares, Including in the Form of ADSs

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of preferred shares, including in the form of ADSs, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and such U.S. Holder’s tax basis in such preferred shares or ADSs. The amount realized on a sale or other taxable disposition of preferred shares, including in the form of ADSs, generally will be equal to the amount of cash or the fair market value of any other property received. The initial tax basis of a U.S. Holder’s preferred shares, including in the form of ADSs, will be the U.S. dollar value of the reais denominated purchase price determined on the date of purchase. Gain or loss recognized by a U.S. Holder on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the preferred shares, including those in the form of ADSs, have been held for more than one year. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes.

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

The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, the composition of the income and assets of the non-U.S. corporation from time to time and the nature of the activities performed by such non-U.S. corporation. Based on current estimates of our gross income and gross assets, the nature of our business and our current business plans (all of which are subject to change), we do not expect to be classified as a PFIC for our 2018 taxable year and our current taxable year (although the determination cannot be made until the end of such taxable year), and we intend to continue our operations in such a manner that we do not expect to be classified as a PFIC in the foreseeable future. There can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of our assets and income that is characterized as passive under the PFIC rules.

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

Statutory Reserve

Brazilian corporate law allows us to allocate a portion of our net profits to discretionary reserve accounts established in accordance with our bylaws. As of December 31, 2018, we did not have a statutory reserve. If we establish these accounts, the bylaws must indicate the purpose, allotment criteria and maximum amount of the reserve. However, we may not allocate profits to these discretionary reserve accounts if this would affect the payment of the minimum mandatory dividend.

Contingency Reserve

Brazilian corporate law allows us to allocate a percentage of our net income to a contingency reserve for anticipated losses that are deemed probable in future years, if the amount of the losses can be estimated. Any amount so allocated must be reversed in the fiscal year in which any expected loss fails to occur as projected, or charged against in the event that the expected loss occurs. The amounts to be allocated to this reserve must be approved by our shareholders. As of December 31, 2018, our contingency reserve was zero.

Retained Profit Reserve

Brazilian corporate law allows us to retain a portion of our net income, by a decision of our shareholders, provided that the retention is included in a capital expenditure budget that has been previously approved. The allocation of funds to this reserve cannot jeopardize the payment of the minimum mandatory dividends. As of December 31, 2018, our retained profit reserve was zero.

Unrealized Profit Reserve

Under Brazilian corporate law, the amount by which the mandatory dividend exceeds the “realized” net income in a given year may be allocated to an unrealized profit reserve account, and the mandatory dividends may be limited to the “realized” portion of the net income. Brazilian corporate law defines “realized” net income as the amount by which net income exceeds the sum of (i) our net positive results, if any, from the equity method of accounting and (ii) the profits, gains or income that will be received by us after the end of the next fiscal year. The unrealized profit reserve can only be used to pay mandatory dividends. Profits recorded in the unrealized profit reserve, if realized and not absorbed by losses in subsequent years, must be added to the next mandatory dividend distributed after the realization. As of December 31, 2018, our unrealized profit reserve was zero.

Capital Reserves

Our capital reserve consists of the premium reserve, tax incentives, and investment subsidies. Under Brazilian corporate law, capital reserves may only be used (i) to absorb losses that exceed retained earnings and profit reserves, (ii) to fund redemptions, refunds or repurchases of shares, (iii) to redeem founder shares, and (iv) to increase our share capital. As of December 31, 2018, we had R$1,918.4 billion allocated to the capital reserve account.

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

We are subject to the informational requirements of the Exchange Act, applicable to foreign private issuers and, in accordance therewith, file reports and other information with the SEC. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy the reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http: //www.sec.gov, from which you can electronically access the registration statement and its materials.

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

For information on subsidiaries, see “Item 4.E. Organizational Structure” and “Note 1. Operations” to our audited consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016 included in “Item 18. Financial Statements” and Exhibit 8.1 to this annual report.

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

We have also implemented policies and procedures to evaluate such risks and approve and monitor our derivative transactions. Our risk management policy was implemented on April 14, 2011 and was revised on March 12, 2019. It is our policy not to participate in any trading of derivatives for speculative purposes. We measure our financial derivative instruments at fair value which is determined using quoted market prices, standard option valuation models or values provided by the counterparty.

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

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market interest rates. Our exposure to the risk of changes in market interest rates refers primarily to long-term obligations (including operating and finance leases and other financing) subject to variable interest rates. To manage this risk, we engage in interest rate swaps, whereby we agree to exchange, at specified intervals, the difference between the values of fixed and variable interest rates calculated based on the notional principal amount agreed between the parties. As of December 31, 2018, we had interest rate swap contracts designated as hedges and fair value hedges.

We utilize swap contracts designated as hedges to protect fluctuations of part of the payments of operating and capital leases and loans and financing in foreign currency. The swap contracts are used to hedge the risk of variation in interest rates tied to contractual commitments executed. The essential terms of the swap contracts were agreed to be coupled with the terms of the hedged loans and financing and lease commitments. As of December 31, 2018 our hedges included interest rate swap contracts with a notional value of R$1,372.4 million that we receive a variable interest rate tied to LIBOR and pay fixed interest rates. The gain in the fair value of interest rate swap of R$236.9 million was recognized in financial expenses. As of December 31, 2018, our fair value hedges included interest rate swap contracts with a notional value of R$163.4 million, which provide that we receive a fixed interest rate and pay a variable rate corresponding to a percentage of CDI Rate on the notional value. The gain in the fair value of interest rate swap of R$20.1 million was recognized in financial expenses and offset against a similar positive adjustment on the debt hedged. There was no significant ineffectiveness recognized in the year ended December 31, 2018.

Currency exchange rate risk

Currency exchange rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in exchange rates. Our exposure to the risk of changes in exchange rates refers primarily to loans (including finance leases) indexed to the U.S. dollar (net of investments in U.S. dollars), maintenance reserves and to our TAP bonds denominated in Euros. Also, slightly over half of our operating expenses are either payable in or affected by the U.S. dollar, such as aviation fuel, aircraft operating lease payments and certain flight hour maintenance contract payments. Therefore, we enter into currency forward contracts for periods with a currency exposure of up to 12 months. Additionally, as part of our international operations, we maintain offshore bank accounts in U.S. dollars that serve as natural hedges. As of December 31, 2018, we held a U.S. dollar balance of cash and cash equivalents and short-term investments of R$356.2 million, representing 74% of our next twelve-month debt service payments indexed in U.S. dollars. We have derivative financial instruments that were not designated as hedges that included forward foreign currency contracts and foreign currency options. As of December 31, 2018 we had R$2,186.4 million of fixed notional value in foreign currency options at a rate of R$3.874 for US$1.00. The fair value of these contracts was a gain of R$233.6 million for the year ended December 31, 2018, which was recorded as derivative financial instruments against current liabilities.

Commodity price risk

The volatility of aviation fuel prices is one of the most significant financial risks for airlines. For the years ended December 31, 2018, 2017 and 2016 aviation fuel accounted for 30.6%, 26.7% and 24.7% respectively, of our operating expenses. International oil prices, which are denominated in U.S. dollars, are volatile and cannot be predicted with any degree of certainty as they are subject to many global and geopolitical factors. For example, oil prices experienced substantial variances beginning in 2009 and through June 2018. Airlines often use WTI crude or heating oil future contracts to protect their exposure to jet fuel prices. We attempt to mitigate fuel price volatility primarily through derivative financial instruments or a fixed price agreement with BR Distribuidora. As of December 31, 2018, we had hedged approximately 30% of our forecasted fuel consumption for the next twelve months.

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

Sensitivity analysis

Our sensitivity analysis measures the impact of interest rate risk, exchange variations, and commodity price risk on the net income (loss) considering two different scenarios: (i) the adverse scenario, which assumes that the relevant interest rate, exchange rate or commodity price will worsen by 25% and (ii) the remote scenario, which assumes that relevant interest rate, exchange rate or commodity price will worsen by 50%.

			For the Year Ended December 31,		For the Year Ended December 31,
			2018		2017
Risk Factor	Financial Instrument	Risk	Adverse Scenario	Remote Scenario	Adverse Scenario	Remote Scenario
			(in thousands of R$)
Financing	Interest rate	CDI, LIBOR or TJLP rate increase	(48,359)	(96,717)	(55,098)	(110,197)
Assets	Exchange rate	Euro rate decrease	(321,945)	(643,890)	(208,990)	(417,980)
Liabilities and aircraft leases	Exchange rate	U.S. dollar rate increase	(300,987)	(601,974)	(18,355)	36,709
Aircraft fuel	Cost per liter	WTI or Gulf Coast jet fuel	(286,938)	(450,690)	(491)	(5,451)

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

Delivery of Information to the CVM, the Central Bank and B3

We will comply with Brazil’s Monetary Council Resolution 4373, dated as of September 29, 2013, and will furnish to the CVM, the Central Bank and the B3, whenever required, information or documents related to the approved ADR program, the deposited securities and distributions thereon. The depositary and the custodian may release such information or documents and any other information as required by local regulation, law or regulatory body request.

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

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•	fees for the transfer and registration of preferred shares charged by the registrar and transfer agent for the preferred shares in Brazil (i.e., upon deposit and withdrawal of preferred shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex, electronic and fax transmissions and for delivery of securities;

•

taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when preferred shares are deposited or withdrawn from deposit);

•	fees and expenses incurred in connection with the delivery or servicing of preferred shares on deposit;

•	fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to preferred shares, deposited securities, ADSs and ADRs; and

•	any applicable fees and penalties thereon.

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

The depositary reimburses us for certain expenses we incur in connection with the ADR program. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. In this context, for the year ended December 31, 2018, Citibank N.A. reimbursed us approximately U.S.$408.8 thousand.

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

These facilities may be closed at any time or from time to time, when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable request to the extent not prohibited by law.

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

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2018. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2018 our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2018 based on the updated criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO in 2013. Based on such assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

The effectiveness of our internal control over financial reporting as of December 31, 2018, has been audited by Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm who also audited our consolidated financial statements, as stated in their report appearing on page F-4 of this annual report.

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

Ernst & Young Auditores Independentes S.S., independent registered public accounting firm, acted as our independent registered public accounting firm for the years 2018, 2017 and 2016. The table below sets forth the fees for services performed by Ernst & Young Auditores Independentes S.S. for the years 2018 and 2017 (including related expenses), and categorized by service in thousands of reais.

	Year Ended December,
	2018	2017
Audit Fees(1)	4,795	2,737
Audit-Related Fees(2)	1,166	2,752
All Other Fees(3)	—	57

Total	5,961	5,546

(1)

“Audit Fees” are the fees billed by our independent auditors in connection with the audit of our annual consolidated financial statements, the review of our quarterly financial information, the statutory audits of subsidiaries.

(2)	“Audit-Related Fees” in the above refer to comfort letters in connection with the secondary offering (2018 and 2017) and debt offer listed in Singapore (2017).
(3)	“All Other Fees” are fees billed in connection with corporate structure diagnostics.

Our audit committee pre-approves all audit and non-audit services provided by our independent auditor pursuant to the Sarbanes-Oxley Act of 2002.

D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

G.	CORPORATE GOVERNANCE

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

Governance Committee. We have a Governance Committee consisting of three members, two of whom must qualify as independent directors under the listing rules of the Brazilian stock exchanges, that are elected by and report directly to our board of directors. The purpose, roles, duties and procedures of the Governance Committee are specified by the Governance Committee’s Internal Regulations.

NYSE Standards	Our Corporate Governance Practices

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

Compensation Committee. We have a Compensation Committee consisting of three members, two of whom must qualify as independent directors under the listing rules of the Brazilian stock exchanges, that are elected by and report directly to our board of directors. The purpose, roles, duties and procedures of the Compensation Committee are specified by the Compensation Committee’s Internal Regulations.
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
Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10

Code of Business Conduct and Ethics. Our Code of Ethics and Conduct, or the Code, last updated and approved by the Executive Committee and our board of directors in November 2017, sets forth the ethical principles and standards of conduct that guide the businesses and decisions of the Company. The Code contains policies, standards, reporting procedures and other compliance procedures and established the Conduct Committee and Canal Confidencial to provide full transparency to and intensify the dissemination of the Code. The Conduct Committee is responsible for the management of the Code, ensuring its compliance and adequacy to the reality of the business environment of Azul. The Canal Confidencial consists of a direct communications platform that can be used by crewmembers to solve any doubts, obtain clarifications or file reports.

NYSE Standards	Our Corporate Governance Practices
Conflicts of Interest. Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §307.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b)

Conflicts of Interest. Conflicts of interest and related party transactions are governed by the Related-Party Transactions Policy of Azul, which was approved by our board of directors in November 2017. The policy sets forth the reporting requirements of key management, the review and oversight procedures of the legal department, the standards of evaluation and approval of related party transactions by the legal department or board of directors, including the Audit Committee and Governance Committee, as applicable, the required disclosure of certain related party transactions, and penalties for noncompliance with the policy. The policy also prohibits certain related party transactions and exempts certain other transactions from the requirements of the policy.

Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.00 & 402.04	Solicitation of Proxies. The solicitation of proxies and provision of proxy materials for the general shareholders’ meeting are governed by Brazilian Corporate Law, our bylaws and the listing agreement signed with the NYSE.

H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-69.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1**	Bylaws of the Registrant (English Translation)

2.1*	Form of Deposit Agreement among the Registrant, Citibank, N.A., as depositary, and the Owners and Holders from time to time of American Depositary Shares issued thereunder (previously filed as Exhibit 4.1 of Form F-1 (File No. 333-220433) as filed with the SEC on September 12, 2017, and incorporated by reference herein).

2.2*	Indenture, dated as of October 26, 2017, among Azul Investments LLP, Azul S.A., Azul Linhas Aéreas Brasileiras S.A. and U.S. Bank National Association (previously filed as Exhibit 2.2 of Form 20-F (File No. 001-38049) as filed with the SEC on April 27, 2018, and incorporated by reference herein).

4.1†*	Purchase Agreement COM0041-08, dated as of March 11, 2008, between Embraer – Empresa Brasileira de Aeronáutica S.A. and Canela Investments LLC, including Amendment No. 1, dated as of April 30, 2008; Amendment No. 2, dated as of July 31, 2008; Amendment No. 3, dated as of October 21, 2008; Amendment No. 4, dated as of August 31, 2008; Amendment No. 5, dated as of November 25, 2008; Amendment No. 6, dated as of December 12, 2008; Amendment No. 7, dated as of December 23, 2008, Amendment No. 8; dated as of March 12, 2009; Amendment No. 9, dated as of October 30, 2009; Amendment No. 10, dated as of December 21, 2009; Amendment No. 11, dated as of October 26, 2010; Amendment No. 12, dated as of September 30, 2011, Amendment No. 13; dated as of November 9, 2011; Amendment No. 14, dated as of December 1, 2011; Amendment No. 15, dated as of January 20, 2012; Amendment No. 16, dated as of May 2, 2012; Amendment No. 17, dated as of July 11, 2012; Amendment No. 18, dated as of December 28, 2012; Amendment No. 19, dated as of April 9, 2013, Amendment No. 20; dated as of May 29, 2013; Amendment No. 21, dated as of June 26, 2013; Amendment No. 22, dated as of March 13, 2014; Amendment No. 23, dated as of April 1, 2014, Amendment No. 24; dated as of April 29, 2014; Amendment No. 25, dated as of May 23, 2014; Amendment No. 26, dated as of July 30, 2014; and Amendment No. 27, dated as of September 26, 2015. (previously filed as Exhibit 10.1 of Pre-Effective Amendment No. 1 to our registration statement on Form F-1 (File No. 333-215908) as filed with the SEC on March 3, 2017 and incorporated by reference herein).

4.2*	Sale and Purchase Contract, dated as of December 14, 2010, between Avions de Transport Régional and Canela Investments LLC, including the Amendment No. 1, dated as of December 22, 2011; and Amendment No. 2, dated as of December 4, 2012. (previously filed as Exhibit 10.2 of Pre-Effective Amendment No. 1 to our registration statement on Form F-1 (File No. 333-215908) as filed with the SEC on March 3, 2017 and incorporated by reference herein).

4.3*	Contract for Sale and Other Covenants, dated as of May 25, 2016, between Petrobras Distribuidora S.A. and Azul Linhas Aéreas Brasileiras S.A. (previously filed as Exhibit 10.6 of Pre-Effective Amendment No. 1 to our registration statement on Form F-1 (File No. 333-215908) as filed with the SEC on March 3, 2017 and incorporated by reference herein).

4.4*	First Amendment to the Investment Agreement, dated as of August 15, 2012, between Azul S.A., Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda. (including the restated version of the Investment Agreement as Exhibit I); the Second Amendment to the Investment Agreement, dated as of December 27, 2013; the Third Amendment to the Investment Agreement, dated as of October 22, 2014; the Fourth Amendment to the Investment Agreement, dated as of June 26, 2015, between Azul S.A., Trip Participações S.A., Trip Investimentos Ltda., Rio Novo Locações Ltda. and Calfinco, Inc.; and the Fifth Amendment to the Investment Agreement, dated as of August 3, 2016, between Azul S.A., Trip Participações S.A., Trip Investimentos Ltda., Rio Novo Locações Ltda., Calfinco, Inc. and Hainan Airlines Holding Co. Ltd. (previously filed as Exhibit 10.7 of Pre-Effective Amendment No. 1 to our registration statement on Form F-1 (File No. 333-215908) as filed with the SEC on March 3, 2017 and incorporated by reference herein).

Exhibit Number	Description

4.5*	A320 NEO Purchase Agreement, dated as of October 24, 2014, between Airbus S.A.S. and Azul Finance LLC., including Amendment No. 1 to the A320 NEO Purchase Agreement, dated as of December 21, 2015, (previously filed as Exhibit 10.9 of Pre-Effective Amendment No. 1 to our registration statement on Form F-1 (File No. 333-215908) as filed with the SEC on March 3, 2017 and incorporated by reference herein),

4.6.1†**	Amendment Nº 2 to the A320 NEO Purchase Agreement dated as of July 20, 2018; Amendment Nº 3 to the A320 NEO Purchase Agreement, dated as of July 20, 2018

4.7†*	Purchase Agreement COM0384-14, dated as of December 30, 2014, between Embraer S.A. and Azul Finance 2 LLC., including Amendment No. 1, dated as of September 4, 2015; Amendment No. 2, dated as of March 2, 2016; and Amendment No. 3, dated as of March 31, 2016,(previously filed as Exhibit 10.10 of Pre-Effective Amendment No. 1 to our registration statement on Form F-1 (File No. 333-215908) as filed with the SEC on March 3, 2017 and incorporated by reference herein).

4.7.1†*	Amendment No. 4, dated as of December 22, 2016, to the Purchase Agreement COM0384-14, dated as of December 30, 2014, between Embraer S.A. and Azul Finance 2 LLC (previously filed as Exhibit 10.13 of Form F-1 (File No. 333-220433) as filed with the SEC on September 12, 2017, and incorporated by reference herein).

4.7.2†**	Amendment Nº 5, dated as of December 14, 2018, to the Purchase Agreement COM0384-14, dated as of December 30, 2014, between Embraer S.A. and Azul Finance 2 LLC

8.1**	List of Subsidiaries of the Company.

12.1**	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbannes-Oxley Act of 2002

12.2**	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbannes-Oxley Act of 2002

13.1**	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbannes-Oxley Act of 2002

13.2**	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbannes-Oxley Act of 2002

15.1**	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document**

101.SCH	XBRL Taxonomy Extension Schema Document**

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**

101.LAB	XBRL Taxonomy Extension Label Linkbase Document**

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**

(*)	Previously filed.
(**)	Filed herewith.
†	Certain identified confidential information has been redacted from this exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

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

Dated: April 30, 2019

Consolidated Financial Statements

Azul S.A.

December 31, 2018 and 2017

with Registered Public Accounting Firm

Consolidated financial statements

As of December 31, 2018, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Azul S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Azul S.A. (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of net income (loss), other comprehensive income (loss), changes in equity, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Auditores Independentes S.S.

We have served as the Company’s auditor since 2009.

São Paulo, Brazil

April 29, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Azul S.A.

Opinion on Internal Control over Financial Reporting

We have audited Azul S.A. internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Azul S.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2018 and 2017, and the related consolidated statements of net income (loss), other comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and our report dated April 29, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young Auditores Independentes S.S.

São Paulo, Brazil

April 29, 2019

Azul S.A.

Consolidated Statements of Financial Position

As of December 31, 2018 and 2017

(In thousands of Brazilian reais)

	As of December 31,
	2018	2017
Assets
Current assets
Cash and cash equivalents (Note 6)	1,169,136	762,319
Short-term investments (Note 7)	517,423	1,036,148
Restricted investments (Note 8)	—	8,808
Trade and other receivables (Note 9)	1,069,056	914,428
Inventories (Note 10)	200,145	150,393
Taxes recoverable	283,841	112,891
Derivative financial instruments (Note 21)	6,654	10,345
Prepaid expenses (Note 11)	163,829	109,784
Other current assets	111,714	199,225

Total current assets	3,521,798	3,304,341
Non-current assets
Long-term investments (Note 21)	1,287,781	835,957
Security deposits and maintenance reserves (Note 13)	1,546,720	1,259,127
Derivative financial instruments (Note 21)	588,726	410,477
Prepaid expenses (Note 11)	21,683	4,472
Other non-current assets	520,723	215,707
Property and equipment (Note 14)	3,289,219	3,325,535
Goodwill and intangible assets (Note 15)	1,016,556	961,000

Total non-current assets	8,271,408	7,012,275

Total assets	11,793,206	10,316,616

Liabilities and equity
Current liabilities
Loans and financing (Note 17)	335,051	568,234
Accounts payable	1.166.291	953,534
Accounts payable – Forfaiting	162.778	—
Air traffic liability (Note 18)	1,672,452	1,287,434
Salaries, wages and benefits	244,008	246,336
Insurance premiums payable	34,999	24,411
Taxes payable	56,999	44,418
Federal tax installment payment program	9,749	9,772
Derivative financial instruments (Note 21)	180,975	48,522
Other current liabilities	193,492	151,696

Total current liabilities	4,056,794	3,334,357
Non-current liabilities
Loans and debentures (Note 17)	3,370,971	2,921,653
Derivative financial instruments (Note 21)	260,019	378,415
Deferred income taxes (Note 16)	443,894	326,911
Federal tax installment payment program	95,705	105,431
Provision for tax, civil and labor risk (Note 27)	80,984	73,198
Other non-current liabilities	321,139	343,041

Total non-current liabilities	4,572,712	4,148,649
Equity
Issued capital (Note 19)	2,209,415	2,163,377
Capital reserve	1,918,373	1,898,926
Treasury shares (Note 19)	(10,550)	(2,745)
Other comprehensive loss (Note 19)	(117,324)	(11,192)
Accumulated losses	(836,214)	(1,214,756)

	3,163,700	2,833,610
Total liabilities and equity	11,793,206	10,316,616

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Consolidated Statements of Net Income (Loss)

Year ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except income (loss) per share)

	For the year ended December 31,
	2018	2017	2016
Operating revenue (Note 3.17 and 22)
Passenger revenue	8,670,132	6,695,340	5,786,809
Cargo and other revenue	483,225	1,094,157	883,082

Total revenue	9,153,357	7,789,497	6,669,891
Operating expenses
Aircraft fuel	(2,644,261)	(1,848,195)	(1,560,223)
Salaries, wages and benefits	(1,413,017)	(1,296,166)	(1,091,871)
Aircraft and other rent	(1,509,947)	(1,181,731)	(1,160,912)
Landing fees	(592,100)	(490,569)	(442,692)
Traffic and customer servicing	(395,394)	(357,841)	(327,289)
Sales and marketing	(368,663)	(309,540)	(276,203)
Maintenance materials and repairs	(504,477)	(568,144)	(708,739)
Depreciation and amortization	(324,902)	(299,793)	(301,201)
Other operating expenses, net (Note 24)	(875,148)	(572,497)	(456,475)

	(8,627,909)	(6,924,476)	(6,325,605)

Operating income	525,448	865,021	344,286
Financial result (Note 23)
Financial income	41,393	94,805	51,067
Financial expense	(410,207)	(524,033)	(731,200)
Derivative financial instruments, net	298,094	(90,171)	10,800
Foreign currency exchange, net	(194,706)	57,871	179,668

	(265,426)	(461,528)	(489,665)
Result from related party transactions, net	342,083	194,351	163,045

Net income before income tax and social contribution	602,105	597,844	17,666
Income tax and social contribution (Note 16)	(11,224)	2,875	8,731
Deferred income tax and social contribution (Note 16)	(170,604)	(71,680)	(152,711)

Net income (loss)	420,277	529,039	(126,314)

Basic net income per common share—R$ (Note 20)	0.02	0.02	(0.01)
Diluted net income per common share—R$ (Note 20)	0.02	0.02	(0.01)
Basic net income per preferred share—R$ (Note 20)	1.24	1.68	(0.55)
Diluted net income per preferred share—R$ (Note 20)	1.23	1.64	(0.55)

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Consolidated Statements of Other Comprehensive Income (Loss)

Year ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais)

	For the year ended December 31,
	2018	2017	2016
Net income (loss)	420,277	529,039	(126,314)
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Changes in fair value of cash flow hedges, net of tax	(106,132)	22,593	58,984

Total other comprehensive income (loss)	314,145	551,632	(67,330)

The accompanying notes are an integral part of these consolidated financial statements.

Azul S.A.

Consolidated Statements of Changes in Equity

Year ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais)

	Issued capital	Capital reserve	Treasury shares	Cash flow hedge reserve	Accumulated losses	Total
December 31, 2015	479,423	838,658	—	(92,769)	(1,617,481)	(392,169)
Net loss	—	—	—	—	(126,314)	(126,314)
Other comprehensive loss	—	—	—	58,984	—	58,984

Total comprehensive loss	—	—	—	58,984	(126,314)	(67,330)
Issued capital (Note 19)	985,174	487,934	—	—	—	1,473,108
Share issuance costs	—	(21,501)	—	—	—	(21,501)
Capitalization of reserve (Note 19)	24,004	(24,004)	—	—	—	—
Share-based payment (Note 26)	—	9,879	—	—	—	9,879

December 31, 2016	1,488,601	1,290,966	—	(33,785)	(1,743,795)	1,001,987

Net income	—	—	—	—	529,039	529,039
Other comprehensive income	—	—	—	22,593	—	22,593

Total comprehensive income	—	—	—	22,593	529,039	551,632
Issued capital (Note 19)	661,500	646,479	—	—	—	1,307,979
Exercise of stock options (Note 19)	13,276	4,623	—	—	—	17,899
Share issuance costs (Note 19)	—	(71,283)	—	—	—	(71,283)
Treasury shares (Note 19)	—	—	(2,745)	—	—	(2,745)
Share-based payment expense (Note 26)	—	28,141	—	—	—	28,141

December 31, 2017	2,163,377	1,898,926	(2,745)	(11,192)	(1,214,756)	2,833,610

Impact of adoption of IFRS 9 (Note 3)	—	—	—	—	(416)	(416)
Impact of adoption of IFRS 15 (Note 3)	—	—	—	—	(41,319)	(41,319)

January 1, 2018	2,163,377	1,898,926	(2,745)	(11,192)	(1,256,491)	2,791,875

Net income	—	—	—	—	420,277	420,277
Other comprehensive income	—	—	—	(106,132)	—	(106,132)

Total comprehensive income	—	—	—	(106,132)	420,277	314,145
Exercise of stock options (Note 19)	46,038	1,596	—	—	—	47,634
Treasury shares, net (Note 19)	—	—	(7,805)	—	—	(7,805)
Share-based payment expense (Note 26)	—	17,851	—	—	—	17,851

December 31, 2018	2,209,415	1,918,373	(10,550)	(117,324)	(836,214)	3,163,700

The accompanying notes are an integral part of these consolidated financial statements.

Azul S.A.

Consolidated Statements of Cash Flows

Year ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais)

	For the year ended December 31,
	2018	2017	2016
Operating activities
Net income for the period	420,277	529,039	(126,314)
Adjustments to reconcile net income to cash flows provided by (used in) operating activities
Depreciation and amortization (Note 14 and 15)	324,901	299,793	301,201
Write-off of fixed assets and intangibles (Note 14 and 15)	101,818	42,242	63,425
Unrealized (gains) losses from derivative financial instruments and long-term investments	(672.630)	(166,640)	41,119
Share-based payment expenses	22,225	28,141	9,879
Exchange (gain) and losses on assets and liabilities denominated in foreign currency	90,142	(62,236)	(528,514)
Interest (income) and expenses on assets and liabilities (Note 23)	182,274	222,127	360,718
Deferred income tax and social contribution	170,604	71,680	135,265
Allowance for doubtful accounts (Note 9)	5,168	1,586	(2,729)
Provision for tax, civil and labor risks (Note 27)	70,439	78,469	53,688
Provision for inventory (Note 10)	3,259	(6,218)	2,894
Provision for return of aircrafts and engines	—	—	(53,270)
Loss (profit) on sale of property and equipment (Note 14 and 15)	144,251	(75,410)	(119,586)
Changes in operating assets and liabilities
Trade and other receivables, net	(160,427)	(242,739)	(20,138)
Inventories	(53,011)	(37,073)	(17,550)
Security deposits and maintenance reserves	(65,030)	(168,940)	(68,927)
Prepaid expenses	(71,723)	(20,017)	34,958
Recoverable taxes	(170,950)	(68,403)	(1,897)
Other assets	(288,409)	(141,108)	183,212
Accounts payable	142,631	(93,524)	(17,804)
Accounts payable —Forfaiting	162,778	—	—
Salaries, wages and employee benefits	(2,328)	59,862	28,387
Insurance premiums payable	10,588	147	(7,769)
Taxes payable	12,581	(20,412)	(31,106)
Federal installment payment program	(8,722)	116,316	(6,505)
Air traffic liability	322,410	338,074	71,510
Provision taxes, civil and labor risks (Note 27)	(62,653)	(81,624)	(59,110)
Other liabilities	27,265	(5,689)	171,708
Interest paid	(214,671)	(301,943)	(342,773)

Net cash provided by operating activities	443,057	295,500	53,972

Cash flows from investing activities
Short and long term investment
Acquisition of short-term investments	(2,843,002)	(3,673,743)	(679,029)
Disposal of short-term investments	3,387,015	3,044,183	377,272
Long-term investment
Acquisition of long-term investments from related party (Note 12)		—	(360,769)
Acquisition of long-term investments	—	1,122	(1,093)
Restricted investments, net	5,635	120,925	(70,583)
Proceeds from sale of property and equipment	363,157	177,316	531,963
Acquisition of intangibles (Note 15)	(100,204)	(56,148)	(56,308)
Acquisition of property and equipment (Note 14)	(754,637)	(589,497)	(385,802)

Net cash (used) provided in investing activities	57,964	(975,842)	(644,349)

Cash flows from financing activities
Debentures
Proceeds	700,000	200,000	146,633
Repayment	(168,098)	(1,153,230)	(150,001)
Loans and financing
Proceeds	98,940	1,750,111	833,011
Repayment	(530,472)	(885,849)	(1,221,053)
Repayment of finance lease	(385,906)	(204,463)	(178,031)
Issued capital	—	—	1,451,607
Issuance of shares due exercise of stock options (Note 19)	47,634	1,231,275	—
Redemption of preferred shares	—	(44,655)	(346,330)
Treasury shares (Note 19)	(12,179)	(2,745)	—
Proceeds from sale and leaseback	11,889	39,461	—
Related parties (Note 12)	76,949	(73,241)	(9,180)

Net cash (used) provided by financing activities	(161,243)	856,664	526,656

Exchange gain and (losses) on cash and cash equivalents	67,039	36,833	(23,620)
Net increase (decrease) in cash and cash equivalents	406,817	213,155	(87,341)
Balance cash and cash equivalents at the beginning of the year	762,319	549,164	636,505

Balance cash and cash equivalents at the end of the year	1,169,136	762,319	549,164

The accompanying notes are an integral part of these consolidated financial statements.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

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

The Company’s shares are traded on the BM&FBOVESPA and American Depositary Share (“ADS”) on the New York Stock Exchange (“NYSE”).

The consolidated financial statements comprise the financial statements of Azul and its subsidiaries as follows:

			% equity interest
Entities	Main activities	Country of incorporation	December 30, 2018	December 31, 2017
Azul Linhas Aéreas Brasileiras S.A. (ALAB)	Airline operations	Brazil	100.0%	100.0%
Azul Finance LLC (a)	Aircraft financing	United States	100.0%	100.0%
Azul Finance 2 LLC (a)	Aircraft financing	United States	100.0%	100.0%
Blue Sabiá LLC (a)	Aircraft financing	United States	100.0%	100.0%
ATS Viagens e Turismo Ltda. (a)	Package holidays	Brazil	99.9%	99.9%
Azul SOL LLC (a)	Aircraft financing	United States	100.0%	100.0%
Azul Investment LLP (a)	Group financing	United States	100.0%	100.0%
Fundo Garoupa (b)	Exclusive investment fund	Brazil	100.0%	100.0%
Fundo Safira (a)	Exclusive investment fund	Brazil	100.0%	100.0%
Fundo Azzurra (a)	Exclusive investment fund	Brazil	100.0%	100.0%
Canela Investments LLC (Canela) (a) (c)	Aircraft financing	United States	100.0%	100.0%
Canela 336 LLC (d)	Aircraft financing	United States	100.0%	100.0%
Canela 407 LLC (d)	Aircraft financing	United States	100.0%	100.0%
Canela 429 LLC (d)	Aircraft financing	United States	100.0%	100.0%
Canela Turbo Three LLC (d)	Aircraft financing	United States	100.0%	100.0%
Daraland S.A. (a)	Holding	Uruguay	100.0%	100.0%
Encenta S.A. (Azul Uruguai) (e)	Airline operations	Uruguay	100.0%	100.0%
TudoAzul S.A.	Loyalty programs	Brazil	100.0%	100.0%
Cruzeiro Participações S.A	Participation in others societies	Brazil	99.9%	—

(a)	Azul’s investment is held indirectly through ALAB.
(b)	Azul’s investment is held 4% directly and 96% through ALAB.
(c)	Transfer of ownership from Azul to ALAB on December 1, 2017.
(d)	ALAB’s investments are held indirectly through Canela.
(e)	Investments are held indirectly through Daraland.
(f)	Subsidiary incorporated on February 6, 2018.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

Secondary International Offering by Hainan Airlines Holding Co., Ltd (“HNA”)

On June 29, 2018, Azul completed a secondary offering in the United States and elsewhere outside of Brazil, pursuant to which one of its shareholders, HNA, sold 100% of its interest in Azul by selling 58,138,005 preferred shares in the form of American Depositary Shares (ADSs), each representing three preferred shares. The offering did not grant preferred rights to the other shareholder. The international offering price was US$16.15 per ADS.

The international offering represented the sale of all the shares issued by Azul and held by HNA. Consequently, the Company did not receive cash from the transaction.

Senior notes

On October 19, 2017, Azul Investments LLP priced an offering of US$400 million aggregate principal amount of 5.875% senior unsecured notes due in 2024. This transaction is part of Company’s indebtedness management strategy and net proceeds were used to refinance debt and general corporate purposes.

On December 14, 2017, the total amount referring to the Senior Notes was exchanged from dollars to reais by means of swap derivative contracts and exchange options to protect interest costs, and through exchange options to protect the principal amount against foreign currency fluctuations up to an exchange rate of R$4.75 for US$1.00.

2.	Basis of preparation of financial statements

The consolidated financial statements of the Company as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018, were authorized for issuance by the executive board of directors on April 29, 2019.

The consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements are presented in Brazilian Reais, which is the functional currency of the Company.

The consolidated financial statements provide comparative information in respect of the previous period. In addition, the Company presents an additional statement of financial position at the beginning of the preceding period when there is a retrospective application of an accounting policy, a retrospective restatement, or a reclassification of items in financial statements.

The financial statements were prepared using the historical cost basis, except for certain financial instruments, which are measured at fair value.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

The Company has adopted all standards and interpretations issued by the IASB and the IFRS Interpretations Committee that were in effect on December 31, 2018.

3.	Significant accounting policies

3.1.	Basis for consolidation

The consolidated financial statements consist of the financial statements of Azul S.A. and its subsidiaries as at December 31, 2018. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if and only if the Company has:

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

Cash and cash equivalents are held in order to meet short-term cash commitments and not for investment or other purposes. The Company considers as cash equivalents deposits or instruments with original maturities of less than three months, which are readily convertible into a known cash amount and are subject to an insignificant risk of change in value.

3.3	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

3.3.1.	Non-derivative financial assets—initial recognition and subsequent measurement

Initial recognition

Non-derivative financial assets, other than trade receivables, are measured at initial recognition at their fair value plus (in the case of a financial asset not at fair value through profit or loss) transaction costs that are directly attributable to the acquisition of the financial asset.

Trade receivables that do not contain a significant financing component are measured at initial recognition at the transaction price.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

Classification of financial instruments

Under IFRS 9 classification and measurement of financial instruments is based on the Company’s business model to manage financial assets and on the contractual cash flow characteristics of the financial assets.

Financial assets are classified in three categories:

(i)	measured at amortized cost,

(ii)	measured at fair value through other comprehensive income, and

(iii)	measured at fair value through profit or loss

For a financial asset to be classified and measured at amortized cost or at fair value through other comprehensive income, it need to give rise to cash flows that are “solely payments of principal and interest payments” (also referred to as the “SPPI” test) on the principal amount outstanding. This assessment is performed at instrument level.

The Company’s business model for managing financial assets refers to how it manages its financial assets to generate cash flows. The business model determines whether the cash flows will result from the collection of contractual cash flows, the sale of financial assets or both.

Purchases or sales of financial assets that require the delivery of assets within a period established by regulation or convention in the market (regular way trades) are recognized on the trade date, that is, the date on which the Company commits to buy or sell the asset.

Business model assessment

The business model assessment requires classification of the asset in one of the business models defined by IFRS 9. The business models reflect how the Company manages the financial asset in order to generate cash flows on the basis of scenarios that the Company reasonably expects to occur. In order to perform the business model assessment the Company has grouped financial assets in portfolios of assets that are managed together.

Management Objective	Measurement
Collect contractual payments over the life of the instrument	Amortized cost

Collecting contractual cash flows and selling financial assets	Fair value through other comprehensive income

Held for trading or measured in a fair value basis	Fair value through profit or loss

Contractual cash flow characteristics assessment

The contractual cash flow characteristic assessment requires to determine whether the contractual cash flows of the assets consists solely of payment of principal or interest on the principal amount outstanding “SPPI”. When the asset cash flows is SPPI it will be subsequently measured following the result of the business model assessment. However when the asset cash flows is not SPPI it will be measured at fair value through profit or loss irrespective of the result of the business model assessment.

Subsequent measurement of the financial assets of the Company

The criteria for subsequent measurement of the financial assets of the Company is presented below:

•

At amortized cost – Financial assets at amortised cost are subsequently measured using the effective interest rate method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

Financial assets at amortised cost includes: Restricted investments, Trade and other receivables other than credit card receivables, receivables from related parties, security deposits and maintenance reserves;

At fair value through other comprehensive income – For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognised in the statement of profit or loss and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in OCI. Upon derecognition, the cumulative fair value change recognised in OCI is recycled to profit or loss.

•

At fair value through profit of loss—Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortised cost or at fair value through OCI, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognised in the statement of profit or loss.

Financial assets at fair value through profit or loss include:Financial instruments, short-term investments and the TAP Convertible Bonds presented under long-term investments

3.3.2.	Non-derivative financial liabilities—initial recognition and subsequent measurement

Initial recognition

Financial liabilities are initially classified as financial liabilities at fair value through profit or loss, financial liabilities at amortized cost, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

Non-derivative financial liabilities are measured at initial recognition at its fair value less transaction costs that are directly attributable to the acquisition of the financial asset.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

Gains or losses on liabilities held for trading are recognised in the statement of profit or loss. Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. The Company has not designated any financial liability as at fair value through profit or loss.

Loans and borrowings

This is the category most relevant to the Company. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of profit or loss.

All non-derivative financial liabilities of the Company at the reporting date are measured at amortized cost and consists of loans and financings and accounts payable, except for those designated as hedge item in a fair value hedge (Note 21).

3.3.3.	Financial instruments and hedge accounting– Initial recognition and subsequent measurement

Initial recognition and subsequent measurement

The Company uses financial instruments, such as currency forward contracts options and NDF to hedge itself against currency risk, heating oil Swaps to hedge the fuel price risk and interest rate swaps to hedge against the interest risk. Financial instruments not designated as hedge instruments are recognized initially at fair value on the date when the derivative contract is entered into and are subsequently remeasured at fair value. The accounting for subsequent changes in fair value to derivatives that are hedge instruments in a hedge accounting depends of the nature of the item being hedged and the type of hedge relationship designated. Derivatives are presented as financial assets when the instrument’s fair value is positive and as financial liabilities when fair value is negative.

Changes in the fair value of derivatives not designated to hedge accounting during the year are recorded directly in profit or loss. The accounting treatments for derivatives designated as hedge instruments are presented below.

Hedge accounting

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

On inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting, as well as the Company’s objective and risk management strategy for undertaking the hedge. The documentation includes identification of the hedge instrument and item or transaction being hedged, the nature of the risk being hedged and risks excluded, and effectiveness assessment approach using prospect basis proving the existence of economic relationship between the hedged item and hedge instrument, that credit risk does not dominate the value changes that results from that economic relationship and how the hedge ratio is determined, including possible sources of ineffectiveness by performing a qualitative (when the critical terms of hedged item and hedge instrument match or are closely aligned—as nominal amount, maturity and underlying) or quantitative.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

Hedges that meet the criteria for hedge accounting are accounted for as follows:

Fair value hedge

The gain or loss resulting from changes in fair value of a hedge instrument (for derivative hedge instrument) or the foreign exchange component of its carrying amount measured in accordance with IAS 21 (for non-derivative hedge instrument) is recognized in profit or loss, if the hedging instruments hedges an equity instrument for which the Company has elected to present changes in fair value in other comprehensive income. The gain or loss on the hedged item shall adjust the carrying amount of the hedged item (for on-balance item) and be recognized in profit of loss.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in profit or loss.

When an unrecognized firm sales commitment is designated as a hedged item in a hedge relationship, the subsequent cumulative change in fair value of the firm sales commitment attributable to the hedge risk is recognized as a financial asset or as a financial liability, with the recognition of a corresponding gain or loss in the statements of net income. The accumulated balance in the statement of financial position resulting from successive changes in fair value of the firm sales commitment attributable to the hedged risk will be transferred to the balance of the hedged item upon its recognition (recognition of balance is either of accounts payable or accounts receivable).

The Company holds interest rate swaps to hedge against its exposure to changes in fair value of some of its aircraft financing (Note 21).

Cash flow hedge

The effective portion of a gain or loss from the hedging instrument is recognized directly in other comprehensive income, while any ineffective portion is recognized immediately in the statement of net income. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in the fair value of the hedged item.

Any gain or loss remaining from the hedge instrument (as result of the rebalancing) is an ineffectiveness and shall be recorded in profit or loss.

The amounts recorded in other comprehensive loss are transferred to the statement of net income in tandem with the hedged transaction impact on profit or loss. For example, when a forecasted sale occurs or when the income or expense being hedged is recognized. When the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recorded as other comprehensive loss are transferred to initial carrying amount of the non-financial assets or liability.

The Company shall discontinue hedge accounting prospectively only when the hedging relationship ceases to meet the qualifying criteria (after taking into account any rebalancing of the hedging relationship).

If the occurrence of the forecast transaction or firm commitment is no longer likely, the amounts previously recognized in other comprehensive loss are reclassified to the statement of net income. If the hedge instrument expires or is sold, terminated, exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in comprehensive loss remains deferred in other comprehensive loss until the forecast transaction or firm commitment affects profit or loss.

The Company uses swap contracts to hedge against its exposure to the risk of changes in floating rates related to its finance lease transactions and currency option to hedge the notional amount of debt denominated in foreign currency.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

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

3.3.4.	Derecognition of financial assets and financial liabilities

Financial assets

Financial assets, or where appropriate, part of a financial asset or part of a group of similar financial assets, are derecognized when:

•	The rights to receive cash flows from the assets have expired; or

•

The Company has transferred their rights to receive cash flows of the assets and (a) the Company has substantially transferred all the risks and benefits of the assets, or (b) the Company has not transferred or retained substantially all the risks and benefits related to the assets, but has transferred control of the assets.

When the Company has transferred their rights to receive cash flows from assets and has not transferred all the risks and rewards relating to an asset, that asset is recognized to the extent of the continuing involvement of the Company. In this situation, the Company also recognizes an associated liability.

The transferred assets and associated liabilities are measured based on the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee on the assets transferred is measured by the original book value of the assets or the maximum payment that may be required from the Company, whichever is lower.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

When an existing financial liability is replaced by another from the same lender with substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability, with the difference in the corresponding book values recognized in the net income (loss).

3.3.5.	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liability simultaneously.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

3.3.6.	Impairment of financial assets

The Company recognizes an allowance for losses on financial assets for expected credit losses in line of IFRS 9 requirements.

Trade receivables and contract assets

The Company uses the simplified approach allowed by IFRS 9 to estimate the allowance for expected credit losses on trade receivables.

Under the simplified approach the Company estimates expected credit losses over the life of the receivables at the reporting date (which in all cases have a contractual life shorter than 12 months) since they result from transactions with customers and do not have a significant financing component.

In estimating expected credit losses the Company considers credit card receivables as receivables with a low risk of default. Considering that it has a relevant history of no credit risk losses on such receivables and that it does not expect losses during the lifetime of those receivables no allowance has been recognized for those assets.

In order to estimate expected credit losses for other trade receivables and contract assets the Company aggregates such assets in portfolios of receivables which share credit risk characteristics. The Company currently use portfolios to estimate credit losses. For each portfolio the Company measures the historic rate of losses (net of recoveries) on defaulted receivables over a relevant historic period considering that, generally, a receivable has defaulted when is more than 90 days overdue. Such historical default rate for the portfolio is subsequently adjusted to incorporate an estimate of the impact of future economic conditions on past historic rates.

The estimate of the impact of future economic conditions is based on the observed correlation of defaults with macroeconomic indicators. The Company periodically reviews the historic period over which defaults are measured and, the relevant macroeconomic indicator to use and how the correlate with the experience of defaults.

Other financial assets

For other financial assets the Company assesses individually for each counterparty whether there has been a significant increase in the credit risk of the asset since initial recognition or not. Such determination is based on information already available to the Company. If and when credit risk ratings of the counterparty are publicly available such information is also taken into consideration.

For financial assets with no significant increase in credit risk an estimate is made of expected credit losses that result from default events on a financial instrument that are possible within the 12 months after the reporting date while for those assets with a significant increase in credit risk the estimate is made of losses that result from default events that are possible over the lifetime of the asset.

An allowance for loss is recognized when the Company estimates that the risk of credit losses during the period. In measuring the allowance the Company considers at least three scenarios (standard, optimistic and pessimistic) and for each an estimate of cash inflows (including cash inflows from collateral) is made. The resulting estimated cash flows for each scenario is discounted to present value to the reporting date and are probability-weighted based on a judgmental determination of the probability of each scenario.

3.3.7.	Fair value of financial instruments

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

An analysis of the fair value of derivative financial instruments and more details about how they are calculated is described in Note 21.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

3.4.	Inventories

Inventories consist of aircraft maintenance parts, snack supplies and uniforms. Inventories are valued at cost or net realizable value, whichever is lower, net of any provision for inventory.

3.5.	Taxes

Income tax expense, deferred tax assets and liabilities reflect management’s best assessment of estimated current and future taxes to be paid. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized and the tax rates used, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. In Brazil, income tax is determined on each legal entity, that is, not on a consolidated basis.

Provisions for current income tax and social contribution are based on the taxable income of the year considering the offset of tax loss carryforwards, up to the limit of 30% of annual taxable income. Tax rates and tax laws used to calculate the amounts are those in force at the statement of financial position dates. The income from foreign subsidiaries is subject to taxation pursuant to local tax rates and legislation. In Brazil, these incomes are taxed according to Law 12.973/14.

Deferred income taxes and social contribution are calculated using the liability method from temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date which will result in taxable or deductible amounts in the future.

Deferred income tax assets and liabilities are measured at tax rates that are expected to be applicable in the year that the assets will be realized or the liability settled, based on tax rates (and tax law) enacted or substantially enacted on each statement of financial position date.

The book value of the deferred tax assets is presented net if there is a legal or contractual right to offset tax assets against tax liabilities and deferred taxes are related to the same taxable entity and is reviewed on each reporting date and written off to the extent that it is no longer probable that taxable profits will be available to allow that all or part of the deferred taxes assets will be used.

Unrecognized deferred tax assets are reassessed on each reporting date and are recognized to the extent that it becomes probable that future taxable profit will allow that the deferred tax assets be recovered.

Deferred income tax and social contribution relating to equity items are recognized either in other comprehensive income or directly in equity. The Company assesses on a regular basis the tax status of situations in which tax law requires interpretation and records provisions if appropriate.

3.6.	Foreign currency transactions

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

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

3.7.	Property and equipment

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

Aircraft lease agreements are accounted for as either operating or finance leases (note 3.11).

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Estimated useful lives
Aircraft	12 years
Furniture and fixtures	5 years
Aircraft equipment	12 years
Computer equipment and peripherals	5 years
Tools	5 years
Heavy maintenance – engines	5 to 6 years
Heavy maintenance – structural checks	2 to 10 years
Engines	12 years
Leasehold improvements	10 years
Simulators	20 years
Vehicles	5 years

The residual value and useful life of assets and the depreciation methods are reviewed at the end of each year and adjusted prospectively, if necessary.

The Company considers that its aircraft have four major components; airframe, engines, heavy maintenance and structural checks. For owned aircraft, the Company allocates a maintenance cost component to engines and structural checks as a portion of the total aircraft cost at the moment of acquisition. This component is depreciated over its useful life, which is the period extending up to the next heavy maintenance or structural check or the remaining useful life of the engines, whichever is shorter. The Company has maintenance contracts for its engines that cover all significant maintenance activities. The Company has “power-by-the-hour” type contracts, such agreements estipulate a rate for maintenance per hour flown, which are paid in accordance with the total hours flown when maintenance occurs.

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

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

Depreciation expense of major capitalized maintenance expenses is recorded in “Depreciation and amortization” in the consolidated statement of net income.

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

3.8.	Business Combinations

The Company accounts for business combinations using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on its fair value on the acquisition date. Costs directly attributable to the acquisition are expensed as incurred. The assets acquired and liabilities assumed are measured at fair value, classified and allocated according to the contractual terms, economic circumstances and relevant conditions on the acquisition date. Goodwill is measured as the excess of the consideration transferred over the fair value of net assets acquired. If the consideration transferred is smaller than the fair value of net assets acquired, the difference is recognized as a gain on bargain purchase in the statement of net income. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. During the years ended December 31, 2018, 2017 and 2016 the Company has not completed any business combination transactions.

3.9.	Intangible assets

Intangible assets acquired separately are measured at cost on initial recognition. The cost of intangible assets acquired in business combinations is their fair value at the date of acquisition. After initial recognition, intangible assets are stated at cost, less any accumulated amortization and accumulated impairment losses.

The useful life of intangible assets is assessed as definite or indefinite.

Intangible assets with definite useful lives are amortized over their estimated useful lives and tested for impairment, whenever there is an indication of any loss in the economic value of the assets. The amortization period and method of amortization for intangible assets with definite lives are reviewed at least at the end of each fiscal year or when there are indicators of impairment. Changes in estimated useful lives or expected consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization of intangible assets with definite lives is recognized in the statements of net income in the expense category consistent with the use of intangible assets (Note 15).

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

Gains and losses resulting from the disposal of intangible assets are measured as the difference between the net disposal proceeds and the book value of assets, and are recognized in the statements of net income.

In connection with the acquisition of TudoAzul (former TRIP), the Company identified airport operating licenses as having indefinite useful lives. The fair value of Pampulha, Santos Dumont and Fernando de Noronha airports operating licenses were recognized at fair value at the acquisition date. Fair value of these operating licenses was based on estimated discounted future cash flows. Operating licenses are considered to have indefinite useful lives due to several factors, including requirements for necessary permits to operate within Brazil and limited landing rights availability in Brazil’s most important airports regarding traffic volume.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

3.10.	Impairment of non-financial assets

The Company performs an annual review for impairment indicators in order to assess events or changes in economic, technological, or operating conditions which may indicate that an asset is not recoverable. If any, those indicators are identified when performing the annual impairment testing and the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash generating unit’s (CGU) fair value less cost to sell or its value in use. When the carrying amount of intangibles exceed its recoverable amount, an impairment charge is recorded and the asset is written down to its recoverable amount.

The Company operates as a single CGU.

In estimating the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The fair value less cost to sell is determined, whenever possible, based on a firm sales agreement carried out on an arm’s length basis between known and interested parties, adjusted for expenses attributable to asset sales, or when there is no firm sale commitment, based on the market price of an active market or most recent transaction price of similar assets.

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

The following assets have specific characteristics for impairment testing:

Goodwill

Goodwill is tested for impairment annually at December 31 or when circumstances indicate that the carrying value may not be recoverable.

Impairment is determined for goodwill by assessing the recoverable amount of the single CGU taking the Company as a whole. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually at December 31 at the CGU level, and when circumstances indicate that the carrying value may be impaired.

3.11.	Leases

A lease is classified at the inception date based on the substance of the arrangement as a finance lease or an operating lease. The arrangement is, or contains, a lease if fulfillment of the arrangement is dependent on the use of a specific asset (or assets) and the arrangement conveys a right to use the asset (or assets), even if that asset is (or assets are) not explicityly specified in an arrangement. The leases of property and equipment in which the Company substantially hold the risks and rewards incidental to ownership are classified as finance leases. Finance leases are capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance expenses in the statement of net income.

The present value of the minimum lease payments, is calculated using the implicit interest rate when it is clearly identified in the lease agreement or the market interest rate.

The leased assets are depreciated over the shorter of the remaining economic useful life of the leased assets or the contractual term, whenever there is no reasonable certainty that the Company will obtain ownership of the property at the end of the contractual term.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

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

Gains or losses related to sale-leaseback transactions classified as financial lease upon the sale, are deferred and amortized over the lease term.

Sublease is an operation in which the Company has an original lease of a particular asset that is transferred to a third party generating a new lease under conditions that may be the same or different from the original lease. The original contract lease expense is recognized in the statement of net income under “Aircraft and other rent” and the income from the sublease under “Other revenues”.

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

3.12.	Security deposits and maintenance reserves

a)	Security deposits

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

At the lease inception and at each statement of financial position date, we assess whether the maintenance reserve payments required by the master lease agreements are expected to be recovered through the performance of qualifying maintenance on the leased assets. Maintenance deposits expected to be recovered from lessors are reflected in security deposits and maintenance reserves in the accompanying statements of financial position. We assess recoverability of amounts currently on deposit with a lessor, by comparing them to the amounts that are expected to be reimbursed at the time of the next maintenance event, and amounts not recoverable are considered maintenance costs.

3.13.	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation, as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

When the Company expects that some of all of the value of a provision will be reimbursed, in whole or in part, as for example under an insurance contract, the reimbursement is recognized as a separate asset but only when reimbursement is virtually certain. The expense relating to any provision is presented in the statements of net income, net of any reimbursement.

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

Lease contracts determine in what conditions the Company must return the leased aircraft to the lessor. The Company estimates a provision based on the projected future costs to be incurred to return the asset in an acceptable condition as contractually required, taking into consideration the current fleet and long-term maintenance plans.

3.14.	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in the share premium.

3.15.	Employee benefits

i)	Executive bonus

The Company records a provision for executive bonus, which payment is contingent to meeting predefined goals, and is the related expense is recorded under Salaries, wages and benefits as it is earned.

ii)	Share-based payment

The Company offered its executives remuneration in the form of share-based payments, to be settled with the Company shares, where the Company receives services provided by these professionals in consideration for share options and restricted stock units.

The cost of equity settled awards with employees is measured based on the fair value at the grant date. In order to determine the fair value of share options, the Company uses the Black-Scholes option pricing model (Note 26).

The cost of equity settled awards is recognized in “Salaries, wages, and benefits” together with a corresponding increase in equity, over the period in which performance and/or service conditions are fulfilled, ending on the date the employee acquires the full right to the award (vesting date). The cumulative expense for equity settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will will ultimately vest.

No expense is recognized for awards that do not vest because non-market performance and/or service conditions have not been met. Where awards include market or non-vesting condition, the transactions are treated as vested, regardless of whether the market conditions are met or not, provided that all the other exercise conditions are met.

When the terms of an equity settled award are modified, the minimum expense recognized is that the amount that would have been recognized had the terms not been modified. An additional expense is recognized for any modification that increases the total fair value of the share based payment transaction or those otherwise benefits the employee, as measured at the date of modification.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

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

The cost of cash-settled transactions is measured initially at fair value at the grant date. This fair value is expensed over the service period with the recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date up to, and including the settlement date, with changes in fair value recognized in the statement of the net income for the period in ‘Salaries, wage and benefits’.

3.16.	Accounts payable—Forfaiting

In 2018, the Company signed an agreement with financial institutions to allow its suppliers, at their option, to discount the receivables issued by the Company. The original terms of the accounts payable issued by the supplier do not change and any discount charged by the financial institution are born by the supplier and the Company does not receive any benefit from the financial institution. In addition, there is no change in the accounts receivable subordination level in the event of judicial execution. As of December 31, 2018, the balance of accounts payable discounted under such agreement totaled R$162,778.

3.17.	Revenue from contracts with customers

Passenger tickets revenue is recognized upon effective rendering of the transportation service. Travel related services revenue is recognized when the related transportation service is provided and is being classified as passenger revenue as of January 1, 2018. In 2017 and 2016, certain travel related services were recognized when provided and as other revenue Travel related services include baggage fees, administrative charges, upgrades and other travel related charges.

Air traffic liability represent the Company’s liability to provide air transportation in the future as substantially all tickets are sold in advance. All tickets sold at any given point of time have travel dates extending up to twelve months. As a result, the balance of the Company’s air traffic liability represents activity that will be recognized in the next twelve months.

The Company recognizes revenue for tickets and travel related services sold upon the departure of the related scheduled flight and for tickets and travel related services sold that are expected to expire unused (breakage). The Company estimates the value of future refunds and exchanges, net of forfeitures for all unused tickets, once the flight date has already passed. These estimates are based on historical data and experience from past events.

IFRS 15 requires disclosure of quantitative and qualitative information about transaction price allocation to unsatisfied or partially satisfied performance obligations. The Company decided to apply the practical expedient to not disclose such information as the performance obligations are part of contracts with expected duration of one year or less.

Revenue breakdown is as follows:

	For the year ended December 31,
	2018	2017(*)
Operating revenue
Tickets revenue	7,744,031	6,695,340
Travel related services	926,101	704,391

Total passenger revenue	8,670,132	7,399,731
Cargo and other revenue	483,225	373,742

Total revenue	9,153,357	7,773,473

(*)	This column represents December 31, 2017 prepared under IFRS 15 for comparison purposes only.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

3.18.	“TudoAzul” Program

Under the “TudoAzul” program customers accrue points based on the amount spent on tickets flown. The amount of points earned depends on TudoAzul membership status, market, flight, day-of-week, advance purchase, booking class and other factors, including promotional campaigns. The Company recognizes revenue on points that are estimated to expire unused. Points in general expire two years after the date earned regardless of activity in the account.

Upon the sale of a ticket, the Company recognizes a portion of the ticket sales as revenue when the transportation service occurs and defers a portion corresponding to the points earned under the TudoAzul Program, in accordance with IFRS 15, Customer Loyalty Programs in the account “Air Traffic Liabilities”.

The Company determines the estimated selling price of the air transportation and points as if each element had been sold on a separate basis and was therefore based on the stand alone selling price.

The Company sell mileage credits to customers and also to business partners, including co-branded credit cards, financial institutions and other businesses. The related revenue is deferred and recognized as passenger revenue when points are redeemed and the related transportation service occurs, based on the weighted average price of the points sold.

Sales of mileage credits are comprised of two components, transportation and marketing. Accordingly, we recognize the marketing component in “other revenue” based on contractual terms.

Points awarded or sold and not used are recorded in “Air traffic liability”. The Company recognizes revenue for points sold and awarded that will never be redeemed by program members. The Company estimates such amounts annually based upon the latest available information regarding redemption and expiration patterns.

3.19.	Segment information

IFRS 8 requires that operations are identified by segment based on internal reports that are regularly reviewed by the Company´s chief operating decision maker to allocate funds to segments and assess their performance.

The operations of the Company consist of air transportation services in Brazil. The Company’s management allocates funds based on the consolidated results. The main assets generating revenue of the Company are its aircraft, from which revenue is generated in Brazil. Other revenues are basically derived from cargo operations and all items are directly attributed to air transport services that are recognized in income for the year when the services are rendered.

Based on how the Company manages its business and the way in which fund allocation decisions are taken, the Company has only one operating segment for financial reporting purposes.

3.20.	New and amended standards and interpretations

The Company applied IFRS 15 and IFRS 9 for the first time. The nature and effect of the changes as a result of adoption of these new accounting standards are described below.

Several other amendments and interpretations have been applied for the first time in 2018, but did not have impact in the consolidated financial statements of the Company. The Company has not early adopted any standard, interpretation or amendment that have been issued, but are not yet effective.

IFRS 9 – Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments, which superseded IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 is applicable for annual periods beginning on or after January 1, 2018 bringing together all three aspects of the accounting for financial instruments: classification and measurement; impairment; and hedge accounting.

Except for hedge accounting, retrospective application is required, but comparative information is not required. The Company adopted the new standard on January 1, 2018.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

The Company has opted not to present comparative information showing retroactively the results from the adoption of IFRS 9.

The effect of adopting IFRS 9 as at 1 January 2018 was immaterial.

Classification and measurement

The new standard establishes new requirements for the classification and measurement of financial assets and liabilities as detailed in note 3.3.

The Company classified its financial assets and liabilities in accordance with the business models established in IFRS 9 and evaluated the contractual terms of those instruments not measured at fair value through profit or loss. As result of the new classification and measurement requirements credit card receivables previously measured at amortized cost are measured at fair value through comprehensive income.

The following table presents for financial assets and liabilities at January 1, 2018 the original measurement category under IAS 39 and the current measurement category under IFRS 9.

	Original under IAS 39	Current under IFRS 9
Measurement category
Assets
Short-term investments	Held for trading	Fair value through profit of loss
Restricted investments	Fair value through profit of loss	Amortized cost
Trade and other receivables	Loans and receivables	Amortized cost except for credit card receivables which are measured at fair value through other comprehensive income

Financial instruments	Held for trading except those under cash flow hedge accounting	Fair value through profit of loss except those under cash flow hedge accounting

Non-current related parties	Loans and receivables	Amortized cost
Long-term investments (TAP Convertible Bond)	Hybrid instrument recorded on its entity at fair value through profit or loss	Fair value through profit of loss
Non-current restricted investments	Fair value through profit of loss	Amortized cost
Security deposits and maintenance reserves	Loans and receivables	Amortized cost

Non-current Financial instruments	Held for trading except those under cash flow hedge accounting	Fair value through profit of loss except those under cash flow hedge accounting
Liabilities
Loans and financings	Amortized cost	Amortized cost
Accounts payable	Amortized cost	Amortized cost

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

	Original under IAS 39	Current under IFRS 9
Measurement category

Financial instruments	Held for trading except those under cash flow hedge accounting	Fair value through profit of loss except those under cash flow hedge accounting

Non-current loans and financings	Amortized cost	Amortized cost
Non-current accounts payable	Amortized cost	Amortized cost
Non-current financial instruments	Held for trading except those under cash flow hedge accounting	Fair value through profit of loss except those under cash flow hedge accounting

Impairment

As further detailed in Note 3.3 the new impairment model requires the recognition of allowance for credit losses on assets not measured at fair value through profit or loss based on expected credit losses (ECL) rather than only incurred credit losses as was the case under IAS 39.

The estimate of the expected credit loss is based on the Company’s historical credit losses, adjusted for management’s expectations about future economic conditions for the relevant period.

The application of the requirements of impairment under IFRS 9 resulted in an increase in the allowance for doubtful accounts of R$631 at January 1, 2018 and a decrease of R$209 during the year ended December 31, 2018 which corresponds on its entirety to trade receivables (other than credit card receivables) measured at amortized cost.

Hedge accounting

On April 1, 2018, the Company opted to apply the new requirements of IFRS 9 related to hedge accounting. These requirements require that hedge accounting relationships reflects the Company’s risk management objectives and strategies, the effectiveness assessment has a qualitative and forward-looking approach and prohibit voluntary discontinuation of hedge accounting as well.

The new standard allows the designation of net exposure related to group of similar instruments (not permitted on the previous standard IAS 39), separate the forward element of forward contracts as well as the foreign currency basis spread and temporal element of options to be recorded in other comprehensive income (when they are part of a hedge accounting relationship).

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related Interpretations and it applies, with limited exceptions, to all revenue arising from contracts with customers. IFRS 15 establishes a five-step model to account for revenue arising from contracts with customers and requires that revenue be recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

IFRS 15 requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. In addition, the standard requires extensive disclosures.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

The Company adopted IFRS 15 using the modified retrospective method of adoption with the date of initial application of January 1, 2018. Under this method, the standard can be applied either to all contracts at the date of initial application or only to contracts that are not completed at this date. The Company elected to apply the standard to all contracts as at January 1, 2018.

The new standard requires reclassification of ancillary revenues, such as baggage fees, administrative charges, upgrades and other travel related charges that were previously classified in other revenue, to passenger revenue in the amount of R$926,101 for the year ended December 31, 2018. These ancillary fees are directly related to passenger travel and will no longer be considered distinct performance obligations separate from the passenger travel component. In this context, such ancillary revenues, which were previously recognized when sold, are now recognized when transportation is provided.

In addition, the adoption of IFRS 15 slightly increases the rate used to account TudoAzul Program credits in the amount of R$6.994 for the year ended December 31. 2018. We previously analyzed the market prices of airfares offered to travel agencies with high volumes of transactions to establish the selling price of our mileage credits. Considering the application of the new standard, the Company determined the stand alone selling price.

The effect of adopting IFRS 15 as at January 1, 2018 was, as follows:

Increase / (decrease)
Balance Sheet:
Air traffic liability	62,603
Deferred income taxes	(21,284)
Accumulated losses	(41,319)

Below, are the amounts by which each financial statement line item is affected as at and for the year ended December 31, 2018 as a result of the adoption of IFRS 15.

The first column shows amounts prepared under IFRS 15 and the second column shows what the amounts would have been had IFRS 15 not been adopted:

Consolidated statement of net income and balance sheet for the year ended December 31, 2018 as below:

	Amounts prepared under
	IFRS 15	Previous IFRS	Increase/ (decrease)
Consolidated statement of net income
Passenger revenue	8,670,132	7,839,086	831,046
Cargo and other revenue	483,225	1,409,326	(926,101)
Deferred income tax and social contribution	(170,604)	(202,923)	32,319
Net income	420,277	357,540	62,737

	Amounts prepared under
	IFRS 15	Previous IFRS	Increase/ (decrease)
Balance Sheet:
Air traffic liability	1,672,452	1,577,397	95,055
Deferred income taxes	443,894	476,213	(32,319)
Accumulated losses	(836,214)	(773,477)	(62,737)

IFRIC Interpretation 22 Foreign Currency Transactions and Advance Considerations

The Interpretation clarifies that, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine the date of the transactions for each payment or receipt of advance consideration. This Interpretation does not have material impact on the Company’s consolidated financial statements.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled. On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The Company’s accounting policy for cash-settled share based payments is consistent with the approach clarified in the amendments. In addition, the Company has no share-based payment transaction with net settlement features for withholding tax obligations and had not made any modifications to the terms and conditions of its share-based payment transaction. Therefore, these amendments do not have any impact on the Company’s consolidated financial statements.

3.21.	Standards issued but not yet effective

IFRS 16 was issued in January 2016 and it replaces IAS 17, Leases, IFRIC 4, Determining whether an Agreement Contains a Lease, SIC-15, Operating leases-Incentives and SIC-27 – Evaluating the Substance of Transactions in the Legal Form of a Lease.

IFRS 16 establishes the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single model in the balance sheet, similar to accounting for finance leases under IAS 17. The standard includes two practical expedients to the lessees—Leases of ‘low-value’ assets (e.g. personal computers) and short-term leases (i.e. one that does not include a purchase option and has a lease term at commencement date of 12 months or less), the lessee should recognize the lease payments associated with those leases as an expense on either a straight-line basis over the lease term or another systematic basis if that basis is representative of the pattern of the lessee’s benefits, similar to the current accounting for operating leases.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Under IFRS 16, Azul will capitalize the right of use of all aircraft and other assets such as properties, vehicles and equipment currently held under operating leases. Azul will recognize a right-of-use asset representing its right to use the underlying asset and a corresponding lease liability that is initially measured at the present value of the future lease payments representing its obligation to make lease payments. Operating lease expenses will be replaced by a depreciation expense on right-of-use assets recognized and an interest expense as the interest rate implicit in Azul’s lease liabilities. When the interest rate implicit in the lease cannot be readily determined, Azul’s incremental borrowing rate will be used as an alternative.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019.

Transition to IFRS 16

A lessee can apply IFRS 16 either by a full retrospective approach or a modified retrospective approach. Azul will apply the full retrospective transition approach to each prior reporting period presented. Under the full retrospective method the comparative information will be restated.

Azul will elect to use the exemptions proposed by the standard on lease contracts for which the lease terms ends within 12 months as of the date of initial application, and lease contracts for which the underlying asset is of low value. Azul has leases of certain equipment (i.e., personal computers, printing and photocopying machines as well as communicating equipment) that are considered of low value.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

During 2018, Azul has performed a detailed impact assessment of IFRS 16 in its consolidated financial statements. We note that the actual impacts from the adoption of the standard in January 1, 2019 may change if there is a change in certain estimates as a result of ongoing discussions. Given the complexity of the matter, until the initial adoption in 2019 there might be a variation from the amounts bellow are subject to change.

The Company’s aircraft lease rental payments are predominantly denominated in USD. While the Company’s foreign currency cash flow risk for lease rental payments are unchanged, the adoption of IFRS 16 will result in foreign currency denominated lease liabilities recognized on the balance sheet revaluing in response to exchange rate fluctuations in the USD/BRL exchange rate.

The main impacts of IFRS 16 on the consolidated statements of net income and balance sheet for the year ended December 31, 2018 are presented below:

	As reported	IFRS 16 Impact	As adjusted
Consolidated Balance Sheets
Asset
Current assets
Sublease receivable (a)	-	73,671	73,671
Prepaid expenses	163,829	(42,664)	121,165
Non-current assets
Sublease receivable (a)	-	288,067	288,067
Other non-current assets	520,723	(123,325)	397,398
Property, plant and equipment	3,289,219	(1,446,980)	1,842,239
Right of use assets - leased aircraft and other assets	-	4,818,522	4,818,522
Right of use assets - maintenance of leased aircraft	-	622,241	622,241
Liabilities and equity
Current liabilities
Accounts payable	1,166,291	105,903	1,272,194
Current maturities of lease liabilities	176,197	1,082,579	1,258,776
Non-current liabilities
Long-term obligations under lease liabilities	773,694	6,912,978	7,686,672
Other non-current liabilities	321,139	(3,473)	317,666
Deferred income taxes	443,894	(203,033)	240,861
Equity
Other Comprehensive Income	(117,324)	15,705	(101,619)
Accumulated losses	(836,214)	(3,721,127)	(4,557,341)
Consolidated statement of net income
Operating revenue
Cargo and other revenue (a)	483,225	(112,046)	371,179
Operating expense
Aircraft and other rent	(1,509,947)	1,439,335	(70,612)
Maintenance materials and repairs	(504,477)	229,004	(275,473)
Depreciation and amortization	(324,902)	(922,983)	(1,247,885)
Financial result
Financial expense	(410,207)	(573,311)	(983,518)
Foreign currency exchange, net	(194,706)	(1,038,379)	(1,233,085)
Result from related parties transactions, net	342,083	6,187	348,270
Income tax
Deferred income tax (b)	(170,604)	(977)	(171,581)
Net income (loss)	420,277	(973,170)	(552,893)
Basic net income per common share - R$	0.02	(0.04)	(0.02)
Diluted net income per common share - R$	0.02	(0.04)	(0.02)
Basic net income per preferred share - R$	1.24	(2.88)	(1.64)
Diluted net income per preferred share - R$	1.23	(2.84)	(1.61)

(a)

The Company, as a lessor, has reassessed its sublease agreements as finance lease. The leased assets have been derecognized and finance lease asset receivables recognized. This change in accounting changes the timing of recognition of the related revenue (recognized as finance income).

(b)	Deferred tax assets are recognized only to the extend that recovery is probable.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

IFRIC 23 – Uncertainty over income tax treatments

The Interpretation IFRIC 23 addresses the he application of requirements in IAS 12 “Income Taxes” when there is uncertainty over the acceptance of income tax treatments by the tax authority.

The interpretation clarifies that, if it is not probable that the tax authority will accept the income tax treatments, the amounts of tax assets and liabilities shall be adjusted to reflect the best resolution of the uncertainty.

IFRIC 23 will be effective for annual periods beginning on or after January 1, 2019, and the Company established processes and procedures to obtain information that is necessary to apply the Interpretation on a timely basis and did not identify significant impacts from the adoption of this standard.

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

Breakage

Refundable tickets expire after one year from the date of issuance. Non-refundable tickets generally expire on the date of the intended travel, unless the date is extended by notification from the customer on or before the intended travel date. The Company records breakage revenue on the travel date for its estimate of tickets that will expire unused. The Company recognizes revenue from tickets sold that are expected to expire unused based on historical data and experience. Estimating expected breakage requires management to make judgment, among other things, the extent to which historical experience is an indication of the customer behavior. Annually, or more frequently as the experience data suggests, management reassesses the historical data and makes required improvements.

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

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

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

Transactions with share-based payments

The Company measures the cost of transactions settled with its own shares with employees based on the fair value of such shares at the grant date or at each reporting date, as applicable. The Company must estimate at each reporting date the quantity of awards expected to be vested considering performance and non-market vesting conditions. Estimating the fair value of share-based payments requires determining the most appropriate assessment model for the grant of shares, which depends on the terms and conditions of the grant. This also requires determining the inputs used in the valuation models, including the option’s expected life, volatility, dividend income, and related assumptions. The assumptions and models used to estimate the fair value of share-based payments are disclosed in Note 26.

Provisions for tax, civil and labor risks

The Company recognizes provisions for civil and labor suits. The assessment of probability of loss includes assessing the available evidence and jurisprudence, the hierarchy of laws and most recent court decisions, and their relevance in the legal system, or the assessment of independent counsels. Provisions are reviewed and adjusted to take into account changes in circumstances such as the applicable limitation period, findings of tax inspections and additional exposures identified based on new issues or decisions of courts (Note 27).

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

“TudoAzul” Program—Loyalty Plan

As described in Note 3.18, the Company accounts for “TudoAzul” loyalty program using the deferred revenue method. Under the deferred revenue method, the Company accounts for awarded points as a separately identifiable component of the sales transactions in which they are granted and recognizes based on the relative individual selling price. Deferred revenue, other than breakage on points, remains recognized until customers redeem their points, or when they expire (Note 18).

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

The Company also has investments available for trading and contracts derivative transactions such as currency forwards, options and swaps in order to reduce the exposure to foreign exchange fluctuations.

The Company’s senior management supervises the management of market, credit and liquidity risks. All activities with derivatives for risk management purposes are carried out by experts with skills, experience and appropriate supervision. It is the Company’s policy not to enter in to derivatives transactions for speculative purposes.

a)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk consists of three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments exposed to market risk include loans payable, deposits, financial instruments measured at fair value through profit or loss and financial instruments.

The Company may enter into derivative transactions to protect its Loans and financing against currency and interest rate fluctuations.

The table below shows the effects of our hedges designated for hedge accounting in our debt:

	December 31, 2018
	Book value	Fair Value – hedge instrument	Consolidated post hedge strategy
Denominated in foreign currency - US$
Purchase of aircraft	100,042	—	100,042
Finance lease (a)	949,891	9,422	959,313
Working capital (b)	1,656,947	(266,404)	1,390,543
Denominated in local currency - R$
Purchase of aircraft (FINAME)	192,861	—	192,861
Working capital	73,376	—	73,376
Finance lease	2,386	—	2,386

Total in R$	2,975,503	(256,982)	2,718,521

Current position	295,913	—	295,913

Non-current position	2,679,590	(256,982)	2,422,608

a)

The table below shows the indebtedness related to finance lease denominated in foreign currency, designated as hedge accounting, considering the effects of the derivative instruments (exchanging the exposure for local currency) contracted by the Company:

Risk	Type of hedge	Hedged Item	Nominal amount	Hedge Instrument	Nominal amount	December 31, 2018
						Carrying amount – hedge item	Fair Value – hedge instrument	Debt Considering Hedge
Finance lease
Interest rate	Cash Flow Hedge	Floating interest rate - US Libor6M	US$ 83.5 million	Interest rate Swap (receives US Libor6M & pays fixed 6% to 6,5%)	US$ 83.5 million	128,779	9,422	138,201

Foreign exchange and interest rate	N/A	N/A	N/A	N/A	N/A	821,112	—	821,112

Total						949,891	9,422	959,313

b)

The table below shows the indebtedness related to working capital denominated in foreign currency, designated as hedge accounting, considering the effects of the derivative instruments (exchanging the exposure for local currency) contracted by the Company:

Risk	Type of hedge	Hedged Item	Nominal amount	Hedge Instrument	Nominal amount	December 31, 2018
						Carrying amount – hedge item	Fair Value – hedge instrument	Debt Considering Hedge
1) Senior Notes Azul LLP
Foreign exchange risk	Cash Flow Hedge	Principal US$ on Senior Notes Azul LLP	US$ 400 million	Currency Options - Floor 3.2865 Cap 4.7500	US$ 400 million	1,540,383	(246,323)	1,294,060

2) Proceeds in foreign currency
Interest rate swap	Fair value hedge	Principal & Interest on 4.131 Transaction	US$30 million	IRS - Interest Rate Swap (receives US Libor3M + spread 1,034% & pays 108% CDI)	98,940	116,564	(20,081)	96,483

Total						1,656,947	(266,404)	1,390,543

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

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

Sensitivity to interest rates

The table below shows the sensitivity to possible changes in interest rates, keeping all other variables constant in the Company’s income before taxes that are impacted by loans payable subject to variable interest rates. For the sensitivity analysis, the Company utilized the following assumptions:

•	LIBOR based debt: weighted average interest rate of 5.3% p.a.

•	CDI based debt: weighted average interest rate of 6.8% p.a.

We estimated the impact on profit and loss and equity for the year ended December 31, 2018 resulting from variation of 25% and 50% on the weighted average rates, as shown below:

	25%	-25%	50%	-50%
Interest expense	48,359	(48,359)	96,717	(96,717)

a.2)	Currency risk

Currency risk is the risk that the fair value of future dollar denominated commitments vary according to the fluctuation of the foreign exchange rate. The exposure of the Company to changes in exchange rates relates primarily to the U.S dollar denominated loans and financing, net of investments in the U.S. dollar, and also to operating expenses originated in U.S. dollar.

The Company is also exposed to changes in the exchange rate of the Euro through its investment in the TAP Convertible Bonds (Note 21).

The Company manages its currency risk by using financial instruments seeking to hedge up to twelve months of its projected non-operational activities.

The Company continuously monitors the net exposure in foreign currency and, when deemed appropriate, enters into arrangements to hedge the projected non-operating cash flow for up to 12 months to minimize its exposure. Adittionally, the Company may enter into longer than 12 months derivative financial instruments to protect itself against currency and/or interest rate risks related to “Loans and financing”.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

The Company’s nominal foreign exchange exposure is shown below:

	Exposure to U.S. dollar		Exposure to Euro
	December 31,		December 31,
	2018	2018	2018	2017
Assets
Cash and cash equivalents and short-term Investments	356,174	278,227	—	—
Security deposits and maintenance reserves	1,513,963	1,237,391	—	—
Long-term investments (Note 21)	—	—	1,287,780	835,957
Financial instruments	116,564	49,530	—	—
Other assets	122,456	314,609	—	—

Total assets	2,109,157	1,879,757	1,287,780	835,957

Liabilities
Accounts payable	(334,407)	(255,646)	—	—
Loans and financing (*)	(2,706,880)	(2,609,704)	—	—
Other liabilities	(50,278)	(164,949)	—	—

Total liabilities	(3,091,565)	(3,030,299)	—	—

Derivatives (NDF) – notional	2,186,356	1,223,960	—	—

Net exposure	1,203,948	73,418	1,287,780	835,957

(*)	As of December 31, 2018, US dollar denominated working capital loans totaling R$1,655,947 were swapped to Brazilian Reais, resulting in an total debt in Reais of R$2,655,087.

Sensitivity to exchange rates

At December 31, 2018, the Company used the closing exchange rate of R$3.8748/US$1.00 and R$4.4390/EUR1.00. We present below a sensitivity analysis considering a variation of 25% and 50% over the existing rates:

	25%	-25%	50%	-50%
Exposure in US$	R$4.8435/US$	R$2.9061/US$	R$5.8122/US$	R$1.9374/US$
Effect on exchange rate variation	300,987	(300,987)	601,974	(601,974)

	25%	-25%	50%	-50%
Exposure in EUR	R$5.5488/EUR	R$2.3293/EUR	R$6.6585/EUR	R$2.2195/EUR
Effect on exchange rate variation	321,945	(321,945)	643,890	(643,890)

a.3)	Risks related to variations in prices of aircraft fuel

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

Fuel price sensitivity

The table below sets out the sensitivity of the Company’s fuel hedges to substantial changes in the oil markets, maintaining all other variables constant as of December 31, 2018.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

The analysis considers a change in oil prices, in Reais, relative to the market average for the current period and forecast the impact on the Company’s financial instruments, stemming from a variation of 25% and 50% in the oil prices, as follows:

Change in Oil prices in Reais	25%	-25%	50%	-50%

Impact on fuel hedges	41,709	(286,938)	208,229	(450,690)

a.4)	Risk related to changes in the fair value of TAP Convertible Bonds

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

Financial instruments are held with counterparties that are rated at least A in the assessment made by S&P, Moody’s and Fitch, or, mostly, are hired in futures and commodities stock exchange, which substantially mitigates the credit risk. TAP Convertible Bonds are secured by liens over certain intangible assets.

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

The schedule of financial liabilities held by the Company is as follows:

December 31, 2018	Immediate	Until 6 months	7 to 12 months	1 to 5 years	More than 5 years	Total
Loans and financing	98,244	111,550	125,257	3,269,976	100,995	3,706,022
Accounts payable	724,469	388,584	53,238	—	—	1,166,291
Accounts payable – Forfaiting	162,778					162,778
Liabilities from derivative transaction	16,920	93,348	70,707	260,019	—	440,994
Provisions	—	—	—	80,984	—	80,984

	1,002,411	593,482	249,202	3,610,979	100,995	5,557,069

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

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

The Company’s capital structure is comprised of its net indebtedness defined as total loans and financing (includes debentures) and operating leases net of cash and cash equivalents, restricted cash and others financial instruments. Capital is defined as equity and net indebtedness.

The Company is not subject to any externally imposed capital requirements. The total capital as total net equity and net debt as detailed below:

	December 31,
	2018	2017
Equity	3,163,700	2,833,610

Cash and cash equivalents (Note 6)	(1,169,136)	(762,319)
Short-term investments (Note 7)	(517,423)	(1,036,148)
Long-term investments (Note 21)	(1,287,781)	(835,957)
Restricted financial investments (Note 8)	—	(8,808)
Loans and financing (Note 17)	3,706,022	3,489,887

Net debt	731,682	846,655

Total capital	3,895,382	3,680,265

6.	Cash and cash equivalents

Cash and cash equivalents are comprised of the following:

	December 31,
	2018	2017
Cash and bank deposits	370,262	160,429
Cash equivalents
Bank Deposit Certificate – CDB	480,052	290,829
Investments funds	318,822	311,061

	1,169,136	762,319

The balances of cash and bank deposits represent amounts deposited in checking accounts with Brazilian and offshore banks.

The CDB investments are indexed to the Brazilian Interbank Deposit Certificate (“CDI”) and are repayable on demand.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

Investment funds are comprised of CDB’s investments and repurchase agreements, denominated in Reais, with financial institutions (deposit certificates).

Cash equivalents investments are classified as financial assets at fair value through profit or loss.

7.	Short term investments

Investments are comprised of:

	December 31,
	2018	2017
Other short-term investments	16,039	57,363
Investment funds	501,384	978,785

	517,423	1,036,148

Investment funds are comprised of Brazilian government bonds and bank notes, denominated in Reais, with financial institutions (deposit certificates) and debentures issued by B and BB+ risk rated companies bearing an accumulated average interest rate of 100% of CDI – Interbank Deposit Certificate rate for 2018 (103.5% of CDI for 2017). Brazilian government bonds are comprised of National Treasury Bills (“LTN”), National Financial Bills (“LFT”) and National Treasury Notes (“NTN”).

Short-term investments are classified as financial assets at fair value through profit or loss.

8.	Restricted investments

Restricted financial investments are comprised of deposits to guarantee some of our stand-by letters of credit for aircraft operating lease and some loans (FINEM to purchase aircraft, engines and equipment). These investments were managed within the business model of receiving contractual payments over a life time, which was classified as cost amortized, which were invested in floating rate CDBs – Bank Certificate Deposits and DI – Investments linked to the Interbank Deposit interest rate. On December 31, 2017, the return on these investments varieds from 100% to 101% of the CDI rate.

9.	Trade and other receivables

	December 31,
	2018	2017
Trade and other receivables with customers:	1,039,373	894,996
Trade and other receivables with others	42,406	26,357

	1,081,779	921,353
Provision for expected credit losses	(12,723)	(6,925)

	1,069,056	914,428

The changes in the allowance for doubtful accounts are as follows:

	December 31,
	2018	2017
Balance at the beginning of the year	6,925	5,339
Increases	7,505	2,358
Reversals	(1,707)	(772)

Balance at the end of the year	12,723	6,925

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

The aging of accounts receivables are as follows:

	December 31,
	2018	2017
Not yet due	1,025,211	747,324
Up to 90 days	43,845	167,104
Over 91 days	12,723	6,925

	1,081,779	921,353

Accounts receivable from credit card companies are received in installments of up to twelve months. Installment receivables which are due more than 60 days amounted to R$691,839 at December 31, 2018 (December 31, 2017 – R$573,564). Average days-sales-outstanding was 37 days for the year ended December 31, 2018 (December 31, 2017—36 days). Generally, interest is charged on sales receivable in installments with more than six and ten monthly payments for domestic and international flights, respectively.

The Company enters into factoring transactions with banks or credit card management companies, in order to obtain funds for working capital. During the year ended December 31, 2018 the Company factored accounts receivable from credit cards with a face value of R$2,553,188 (December 31, 2017—R$3,153,785). Because these receivables are from credit card companies and present a low credit risk, we were able to sell these receivables without any recourse to the Company in the event of default by the customers. As such, the accounts receivable were derecognized in full and the discount interest cost recognized in the statement of net income, under financial expenses, for an amount of R$10,414 for the year ended December 31, 2018 (December 31, 2017—R$35,351).

10.	Inventories

	December 31,
	2018	2017
Parts and maintenance materials	206,729	151,441
Catering and uniforms	9,351	11,627
Inventory provision	(15,935)	(12,675)

	200,145	150,393

11.	Prepaid expenses

	December 31,
	2018	2017
Insurance premium	33,385	24,337
Aircraft and engine leases	76,610	42,296
Guarantee commission	20,682	15,530
Other	54,834	32,093

	185,511	114,256
Non-current	21,683	4,472

Current	163,829	109,784

Aircraft and engine lease prepayments are comprised of payments under lease agreements that are expensed on a straight line basis over the lease term.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

12.	Related parties

a)	Compensation of key management personnel

Key management personnel include board of director members, officers and executive committee members. The compensation paid or payable to officers and directors services is as follows:

	For the year ended December 31,
	2018	2017	2016
Salaries and wages	16,275	17,377	16,702
Bonus	7,263	6,724	6,225
Share-based option plans	21,508	24,775	11,633

	45,046	48,876	34,560

b)	Guarantees granted

The Company granted guarantees for some property rental agreements entered into by executive officers. The amounts involved are not material.

c)	Maintenance agreements

ALAB entered into Maintenance Agreements to aircraft with TAP Manutenção e Engenharia Brasil S/A (“TAP ME”). TAP ME is part of the same economic group as TAP.

The total value of maintenance services paid by the Company pursuant to such Maintenance Agreements during the year ended December 31, 2018 was R$83,831 (December 31, 2017 – R$83,295 and December 31, 2016 – R$126,024).

As of December 31, 2018, the amount payable to TAP ME was R$5,663 and is recorded under Accounts payable.

d)	Codeshare Agreement

On 2015, ALAB signed a codeshare agreement with United (a shareholder), TAP and Aigle Azur which will provide transport of passengers whose tickets have been issued by one of the airlines and the service is performed by the other.

e)	Transactions with Aigle Azur

On December 31, 2018, the Company recorded in “Prepaid expenses”, the amount of R$13,330 (December 31, 2017 and 2016—0) related to Codeshare agreement.

f)	Loan agreements receivable

On September 2, 2016 the Company entered into a loan agreement with a shareholder in the amount of US$2.8 million (December 31, 2018—R$12,042). This agreement bears interest at a rate of Libor plus 2.3% p.a. and will be paid in full in 2019.

On November 24, 2017 the Company entered into a loan agreement with HNA, the borrower, in the amount of US$22 million. This agreement bears a one time upfront fee of 1% of the principal and interest at a rate of 1.0% per calendar month, and matures in 364 days from the signing date. The loan is guaranteed by a pledge of 25,472,852 preferred shares of Azul owned by HNA. On April 26, 2018, HNA repaid the full amount.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

g)	Other transactions with TAP

The Company entered into certain transactions with TAP as described below:

	For the year ended December 31,
	2018	2017	2016
Aircraft sublease (i)	(47,135)	(8,570)	(126,006)
TAP Convertible Bonds (ii)	403,459	202,921	289,051

	356,324	194,351	163,045

i.	Aircraft sublease

In March 2016, the Company subleased fifteen aircraft to its related party TAP. Seven of the original fifteen leases had been executed at a time when the market for regional aircraft was higher than when the related seven subleases were executed. As a result, although the Company believes that the rates in these seven subleases represented approximate market rates at the time of their execution, the Company will receive from TAP an amount lower than the amount that the Company has to pay under the related leases. This difference considering the total term of sublease contracts discounted to its net present value was R$72,435 in December 31, 2018 (December 31, 2017 – R$68,949) and recorded as a provision for the obligations under onerous leases, as required by IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, representing the remaining amount of the future unavoidable costs under the leases.

The loss for the time-value of money within the provision was recognized in the year ended December 31, 2018 in the “result from related party transaction, net” line in the statement of net income due to assumptions at fair value.

In July 2017, the Company subleased two additional aircraft to TAP. These aircraft are owned by the Company and the rates in these leases represented market rates at the time of their execution. Additionally, two of the fifteen initially subleased aircraft were returned by TAP, resulting in a total of fifteen aircraft subleased to TAP as of December 31, 2018 and 2017.

For the fifteen subleases, over the year ended December 31, 2018, amounts received from TAP from the subleases amounted to R$112,046 (December 31, 2017 – R$113,391 and December 31, 2016 – R$76,953), and amounts paid to the lessors of the related aircrafts totaled R$129,958 (December 31, 2017 – R$138,042 and December 31, 2016 – R$93,644).

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

The option is exercisable starting in July 2016. The TAP Convertible Bonds mature 10 years from their issuance and bear interest at an annual rate of 3.75% until September 20, 2016 and at rate of 7.5% thereafter. Accrued interest remains unpaid until the earlier of the maturity date or early redemption of the bonds.

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

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

h)	Guarantees

ALAB entered into a Deed of Guarantee and Indemnity as of September 15, 2017, in connection with the obligations and liabilities related to the operating lease agreements of three A350-900XW aircraft entered into by Hong Kong Airlines and Beijing Capital Airlines, companies of the HNA Group, ex-shareholder of the Company, and Wilmington Trust SP Services (Dublin) Limited.

As explained in note 1, on June 29, 2018, upon the liquidation of the secondary public offer of 58,138,005 preferred shares of the Company, HNA sold its interest and, therefore, ceased to be a related party of the Company. However, the guarantees continue to be a contingency for the Company. The Company has not recorded any loss associated with this contingency as of December 31, 2018.

13.	Security deposits and maintenance reserves

	December 31,
	2018	2017
Security deposits	225,230	180,992
Maintenance reserve deposits	1,321,490	1,078,135

	1,546,720	1,259,127

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

As of December 31, 2018, maintenance reserve deposits are expected to be recoverable as they are lower than the expected cost of the related next maintenance event that the reserves are intended to collateralize. During the year ended December 31, 2018 the Company recognized a write-off of R$31,132 (December 31, 2017—R$9,638) in the “Maintenance materials and repairs” in the income statements line item for maintenance reserve deposits that are not likely to be reimbursed in relation to aircraft that went through their last maintenance event prior to their return.

The Company replaced some of its security deposits and maintenance reserves deposits with bank guarantees, and was refunded an amount of R$18,125 and R$106,875, respectively as of December 31, 2018 (December 31, 2017—R$ R$25,333 and R$32,624 respectively).

Presented below are the changes in the security deposits and maintenance reserve deposits balance:

	Maintenance reserves deposits	Security deposits	Total
Balance at December 31, 2016	858,233	219,772	1,078,005

Additions	291,429	25,815	317,244
Refunds from sublease (*)	—	3,275	3,275
Write-offs	(9,638)	—	(9,638)
Refunds/returns	(81,013)	(69,441)	(150,454)
Foreign exchanges variations	19,124	1,571	20,695

Balance at December 31, 2017	1,078,135	180,992	1,259,127

Additions	317,698	39,593	357,291
Write-offs	(31,132)	(968)	(32,100)
Refunds/returns	(236,987)	(23,175)	(260,162)
Foreign exchanges variations	193,776	28,788	222,564

Balance at December 31, 2018	1,321,490	225,230	1,546,720

(*)	refers to the net amount received and refunds from TAP in relation to security deposits of subleased aircraft.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

14.	Property and equipment

Property and equipment are mainly comprised of “aircraft and engines” and aircraft equipment.

“Aircraft and engines” refers to owned aircraft and capitalized heavy maintenance and structural checks related to owned aircraft.

As of December 31, 2018, the amount of R$100,859 (December 31, 2017 - R$325,121) of the balance of property and equipment acquisitions refers to non-monetary transactions such as financing leases, thus having no impact on cash flow statements.

During the year ended December 31, 2018, the Company entered into a sale and leaseback transaction on an owned engine. The loss, associated with the sale and leaseback transactions which resulted in finance leases, totaling R$6,730) was deferred in “Other liabilities” and will be recognized in the statement of net income over the average lease term of 120 months. During the year ended December 31, 2017, the Company entered into a similar transaction that resulted in a deferred loss of R$4,183 in “Other liabilities” and will be recognized in the statement of net income over the average lease term of 120 months.

During the year ended December 31, 2018, the Company entered into seven aircraft sale transactions resulting in a loss of R$144,251, recognized in “Other operating expenses, net”.

During the year ended December 31, 2017, the Company entered into sale and leaseback transactions on owned aircraft and engines that resulted in operating leases. The gain associated with the aircraft sale and leaseback transactions, net of selling expenses of R$75,410 was recognized in “Other operating expenses, net”.

a)	Breakdown

	December 31, 2018			December 31, 2017
	Cost	Accumulated depreciation	Net amount	Net amount
Leasehold improvements	146,315	(53,030)	93,285	71,591
Equipment and facilities	130,655	(81,412)	49,243	45,722
Vehicles	3,238	(1,031)	2,207	297
Furniture and fixtures	18,797	(13,768)	5,029	8,473
Aircraft equipment	1,378,352	(338,879)	1,039,473	647,963
Aircraft and engines	2,382,837	(476,801)	1,906,036	2,356,880
Advance payments for acquisition of aircraft	112,923	—	112,923	148,903
Construction in progress	81,023	—	81,023	45,706

	4,254,140	(964,921)	3,289,219	3,325,535

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

b)	Changes in property and equipment balances are as follows

	Cost
	December 31, 2017	Acquisitions	Disposals/ Write-offs	Transfers	December 31, 2018
Leasehold improvements	117,903	32,429		(4,017)	146,315
Equipment and facilities	112,800	18,677	(834)	12	130,655
Vehicles	1,085	2,153		—	3,238
Furniture and fixtures	17,190	1,613	(9)	3	18,797
Aircraft equipment	908,659	397,772	(48,922)	120,843	1,378,352
Aircraft and engines	2,770,171	182,246	(606,016)	36,436	2,382,837
Advance payments for acquisition of aircraft	148,903	27,199	(63,179)	—	112,923
Construction in progress	45,706	193,407	(4,813)	(153,277)	81,023

	4,122,417	855,496	(723,773)	—	4,254,140

	Accumulated depreciation
	December 31, 2017	Depreciation for the period	Disposals/ Write-offs	Transfers	December 31, 2018
Leasehold improvements	(46,312)	(6,718)	—	—	(53,030)
Equipment and facilities	(67,078)	(14,781)	447	—	(81,412)
Vehicles	(788)	(243)	—	—	(1,031)
Furniture and fixtures	(8,717)	(5,056)	5	—	(13,768)
Aircraft equipment	(260,696)	(88,331)	10,148	—	(338,879)
Aircraft and engines	(413,291)	(165,142)	101,632	—	(476,801)

	(796,882)	(280,271)	112,232	—	(964,921)

For owned aircraft, the Company applies the deferral method that results in the capitalization of heavy maintenance and structural checks. Under this method, the cost of major maintenance and structural checks are capitalized and amortized as a component of depreciation and amortization expense until the next major maintenance event. Heavy maintenance and structural checks on aircraft held under operating lease is expensed as incurred, and it is recorded in the “maintenance material and repair” line items.

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

The amortization of the costs of heavy maintenance and structural checks, accounted for under the deferred cost method and the expenses actually incurred, representing total maintenance and repair expenses, are as follows:

	For the year ended December 31,
	2018	2017	2016
Amortization of capitalized maintenance costs	(24,783)	(63,236)	(51,462)
Maintenance materials and repairs	(504,477)	(568,144)	(708,739)

	(529,260)	(631,380)	(760,201)

As of December 31, 2018, the Company performed an impairment analysis. No impairment of property and equipment was recognized as a result of such impairment analysis.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

15.	Goodwill and intangible assets

a)	Breakdown

	December 31,
	2018			2017
	Cost	Accumulated amortization	Net amount	Net amount
Goodwill (i)	753,502	—	753,502	753,502
Airport operating licenses (ii)	82,196	—	82,196	82,196
Software	357,457	(176,599)	180,858	125,302

	1,193,155	(176,599)	1,016,556	961,000

b)	Changes in intangible assets balances are as follows:

	Costs
	December 31, 2017	Acquisitions	Disposals/ Written-off	Transfers	December 31, 2018
Goodwill (i)	753,502	—	—	—	753,502
Airport operating licenses (ii)	82,196	—	—	—	82,196
Software	257,275	100,204	(22)	—	357,457

	1,092,973	100,204	(22)	—	1,193,155

	Accumulated amortization
	December 31, 2017	Amortization for the year	Disposals/ Written-off	Transfers	December 31, 2018
Software	(131,973)	(44,631)	5	—	(176,599)

	(131,973)	(44,631)	5	—	(176,599)

(i)

Refers to goodwill recorded in the acquisition of TudoAzul (former TRIP) in 2012. The amount of R$753,502 represents the excess of the consideration transferred over the fair value of the net assets acquired and liabilities assumed.

(ii)

As part of the purchase price allocation of TudoAzul (former TRIP) acquisition, the Company recognized a separate intangible asset for the airport operating licenses. These intangible assets were deemed to have an indefinite life.

Impairment of goodwill and Airport operating licenses

The Company performed its annual impairment tests as of December 31, 2018. The Company assessed that the most appropriate method for estimating the recoverable amount of the Company’s single CGU (cash-generating unit) is by using the income approach through the discounted cash flows method, resulting in the value in use.

In order to determine the book value of the CGU, the Company adds the intangible assets recorded, given that it will only generate economic benefits by using the combination of both.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

The assumptions used in the impairment tests of goodwill and other intangible assets are consistent with the Company’s operating plans and internal projections over a five-year period, and for longer periods the Company assumed growth rate in perpetuity.

These assumptions are both reviewed and approved by Management. The discounted cash flow that determined the value of the CGU was prepared in accordance with the Company’s business plan, which was approved in December 13, 2018.

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

The Company prepared a sensitivity analysis considering the variations in the Earnings Before Interest and Tax (“EBIT”) margin and the nominal discount rate as shown below:

	Variations
Appreciation (depreciation)	1.0%	0.0%	-1.0%
Discount rate before taxes	11.6%	10.6%	9.6%
EBIT	6.7%	5.7%	4.7%

The result of the impairment test, which includes a sensitivity analysis of the main variables, showed that the estimated recoverable amount is higher than carrying value of net assets allocated to the cash generating unit, and therefore no impairment was recognized as of December 31, 2018.

16.	Income tax and social contribution

a)	Income tax and social contribution

	For the year ended December 31,
	2018	2017	2016
Income/(loss) before income tax and social contribution	602,105	597,844	17,666
Combined tax rate	34%	34%	34%

Income tax and social contribution statutory rate	(204,716)	(203,267)	(6,006)
Adjustments to calculate the effective tax rate:
Taxable profit on foreign subsidiaries	(21,867)	(13,496)	(4,096)
Non-taxable foreign exchange differences	24,917	27,064	91,014
(Provision) Utilization of unrecorded deferred tax on tax loss and on temporary differences	(40,499)	39,872	(212,958)
Reversal of provisions for uncertain tax provisions (*)	—	3,573	—
Deferred Income Tax on Tax Losses included in the PRT (**)	—	83,143	—
Tax credits and other differences	65,971	(8,006)	(2,491)
Other	(5,634)	2,312	557

Total income tax and social contribution expenses	(181,828)	(68,805)	(143,980)

Current income tax and social contribution	(11,224)	2,875	8,731
Deferred income tax and social contribution	(170,604)	(71,680)	(152,711)

	(181,828)	(68,805)	(143,980)

(*)	Reversal of income tax provision prescribed considering the five-year statute of limitation
(**)	Tax Recovery Program (“PRT”)

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

b)	Breakdown of deferred income tax and social contribution

	December 31,
	2018	2017
Deferred taxes
On temporary differences
Provision for tax, civil and labor risks	27,524	17,746
Deferred revenue of TudoAzul program	(132,740)	(109,698)
Aircraft lease expense	(167,972)	(233,057)
Depreciation of aircraft and engines	(33,973)	(55,258)
Exchange rate	(13,397)	(11,338)
Deferred gain related to aircraft sold	34,241	49,270
Cash flow hedge (*)	52,349	4,994
Fair value of TAP convertible bonds	(274,520)	(147,418)
Provision for onerous contract	24,628	23,442
Financial instruments	(73,735)	(688)
Fair value of aircraft	(397)	(428)
Fair value of slots	(27,947)	(27,947)
Other on business combination fair value adjustment	(2,707)	(4,276)
Others	61,993	41,633

Net deferred tax (liabilities)	(526,653)	(453,023)
Deferred tax assets on net operating losses	82,759	126,112

Net deferred tax (liabilities)	(443,894)	(326,911)

(*)	Deferred tax recorded in “Other comprehensive income (loss)”.

The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to offset current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes levied by the same tax authority.

The Company has income tax losses that are available indefinitely for offsetting against future taxable profits, as follows:

	December 31,
	2018	2017
Net tax losses	1,829,244	1,940,059

Income tax loss carryforwards (25%)	457,311	485,015
Social contribution negative base tax carryforwards (9%)	164,632	174,605

Deferred income tax assets on tax losses have not been recognized as there is no evidence of recoverability in the near future, except for R$82,759 (December 31, 2017 – R$126,112) related to 30% of the deferred tax liability balance as of December 31, 2018 in accordance to the limit provided by the tax law.

17.	Loans and debentures

	December 31
	2018	2017
Loans	2,975,503	3,287,427
Debentures	730,519	202,460

	3,706,022	3,489,887
Non-current	3,370,971	2,921,653

Current	335,051	568,234

Interest-bearing loans, finance leases and debentures are measured at amortized cost, using the effective interest rate method.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

17.1.	Loans

				Consolidated		Fair value of designated derivatives (*)
	Guarantees	Interest	Final maturity	December 31, 2018	December 31, 2017	December 31, 2018
Denominated in foreign currency—US$
Purchase of aircraft	Chattel mortgage	LIBOR plus “spread” between 2.55% and 4.00% p.a.	05/2023	100,042	124,361	—

Finance lease (*)	Chattel mortgage	LIBOR plus spread between 2.05% and 5.96% p.a.and fixed of 5.0% p.a	06/2028	949,891	1,108,265	9,422

Senior Notes (*) (a)	Receivables of Azul and cash collateral	LIBOR plus fixed interest of 0.88% p.a. and fixed of 5.90% p.a	10/2024	1,656,947	1,377,078	(266,404)

Denominated in local currency—R$
Purchase of aircraft (FINAME) (**)	Investments and chattel mortgage of aircraft	Fixed between 6.00% to 6.50% p.a. and SELIC plus 5.46% p.a.	05/2025	192,861	258,432	—

Working capital	Receivables of Azul	5.0% fixed p.a and 125% to 126% of CDI	07/2021	73,376	412,056	—

Finance lease	Chattel mortgage	CDI plus fixed spread between 3.97% p.a. and 4.91% p.a.	04/2019	2,386	7,235	—

Total in R$				2,975,503	3,287,427	(256,982)

Current position				295,914	405,643	—

Non-current position				2,679,589	2,881,784	(256,982)

(*)	Ilustrates the effect of hedges designated for hedge accounting, which are detailed in Note 21. The debt position considering the effects of the hedge can be seen on Note 5.
(**)	FINAME are a special credit line from BNDES (the Brazilian development bank).

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

a)	Senior Notes

The Company issued US$400 million in unsecured senior notes in October 2017 at 5.875% per year and maturity on October 26, 202 4. Interest on the notes will be payable semi-annually in arrears on April 26 and October 26 of each year, beginning on April 26, 2018.

On December 14, 2017, the total amount referring to the Senior Notes was exchanged from Dollars to Reais by means of swap derivative contracts and exchange options to protect interest expenses, and through exchange options to protect the principal amount.

As a result of the implementation of this hedge structure and being designated as a hedged transaction as of April 1, 2018, the Senior Notes are protected against foreign currency fluctuations, up to an exchange rate of R$4.7500 for US$1.00, and above this level will be exposed only to the difference between the effective exchange rate and R$ 4.7500. In addition, the Company will benefit from any upside from the devaluation of the Brazilian real in case the exchange rate is bellow R$3.2865 for US$1.00. The options were financed, yielding a total hedging cost of 99.3% of CDI.

The hedge recognized in the “Derivative financial instruments” asset and liability line itens. The consolidated debt position considering the effect of the hedge is detailed in note 5.

The details of this transaction is following:

Options Structure	Coupon Payments		Principal Payment
Period	Apr/2018 to Apr/2019	Oct/2019 to Oct/2024	Oct/2024
Notional	US$12 million	US$12 million	US$400 million
Put option bought	—	3.2865	N/A
Call option bought	N/A	N/A	3.2865
Call option sold	—	4.7500	4.7500

	Senior notes	Swap
Currency	US$	R$
Amount	US$400 million	R$1,314,600
Interest	Fixed	Floating
Interest rate	5.875%	99.3% of CDI

b)	Long term loans mature as follows:

	December 31,
	2018	2017
2019	—	292,683
2020	362,318	434,707
2021	233,518	367,149
2022	215,098	195,236
2023	146,557	127,788
After 2023	1,722,098	1,464,221

	2,679,589	2,881,784

c)	The following assets serve as guarantees to secure the loans:

	December 31,
	2018	2017
Property and equipment (carrying value) used as collateral (Note 16)	1,906,036	2,356,880

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

17.2.	Debentures

	Guarantees	Interest	Final maturity	December 31,
				2018	2017
Eight issue	Credit cards receivable	CDI + 1.50% p.a.	01/2019	40,758	202,460
Nine issue	Credit cards receivable	122% of CDI	12/2021	493,990	—
Tenth issue	Credit cards receivable	117% of CDI	12/2023	195,771

Total				730,519	202,460

Current position				39,137	162,591

Non-current position				691,382	39,869

Long term debentures mature as follows:

	December 31,
	2018	2017
2019	—	39,869
2020	296,338	—
2021	296,777	—
2022	49,131	—
2023	49,136	—

	691,382	39,869

17.3.	Finance leases

Future minimum lease payments under finance leases together (included in loans) with the present value of minimum lease payments are as follows:

	December 31,
	2018	2017
2018	—	219,920
2019	185,381	206,091
2020	177,397	212,614
2021	180,204	159,015
2022	171,756	151,144
2023	113,673	92,289
After 2023	159,854	116,749

Total minimum lease payments	988,265	1,157,822
Less finance charges	(35,988)	(42,322)

Present value of minimum lease payments	952,277	1,115,500
Less short-term portion	178,583	211,852

Long-term portion	773,694	903,648

Lease agreements under which the Company has substantially all the risks and rewards of ownership were classified as finance leases. Finance leases were capitalized on lease inception at present value of the minimum lease payments.

Some finance leases were designated as hedged objects in an effective cash flow hedging relationship. The Company used interest rate swaps to convert the floating US Libor rate to a fixed rate exposure, protecting the volatilities of its future cash flow. The interest rate swaps have the same maturity and common terms as the finance leases that they are hedging (Note 21).

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

17.4	Covenants

As of December 31, 2018 the Company had an outstanding balance of R$822,578 million in “loans and financing” subject to financial covenants related to leverage and debt coverage ratios. Both covenants are measured annually.

Covenants relate to	Ratios measured
8th issuance of debentures	(i) adjusted debt coverage ratio (ICSD) equal or higher to 1.2; and (ii) leverage ratio equal or lower than 5.5.
9th issuance of debentures
10th issuance of debentures
Aircraft financing

As of December 31, 2018 the Company was in compliance with all the covenants related to financial transactions.

18.	Air traffic liability

Air traffic liability is comprised of the following:

	December 31,
	2018	2017
Advance ticket sales	1,099,978	886,987
TudoAzul program	572,474	400,447

	1,672,452	1,287,434

19.	Equity

a)	Issued capital and authorized shares, all registered and without par value

	Company’s capital is - R$	Common shares	Preferred shares
At December 31, 2018	2,209,415	928,965,058	326,631,190
At December 31, 2017	2,163,377	928,965,058	321,753,720

Conversion of shares

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

On April 10, 2017, the Company approved a capital increase in the total amount of R$1,323,000 for the subscription of 63,000,000 preferred shares of Azul.

On April 19, 2017, the Company concluded its global initial public offering (“IPO”) of 96,239,837 shares of preferred stock, of which 63,000,000 preferred shares were offered by Azul and 33,239,837 preferred shares were offered by selling shareholders, at an offering price of R$21.00 per preferred share and US$20.06 per ADS (each ADS represents three preferred shares).

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

ii.	Exercise of stock options

During the year ended December 31, 2018, and 2017, the Company issued shares in the amount of R$46,038 and R$13,276 comprised of 4,877,470 and 4,182,454 preferred shares in connection with the exercise of stock options.

b)	Share issuance costs

In relation to the costs of transaction and premium on the issuance of marketable securities, the Company accounted for the underwriter fees and other offering costs directly attributable to the IPO as a deduction from equity, net of tax effects. The amounts recorded are as follows:

December 31, 2017
Shared issued costs	68,596
Tax credits from income tax and social contribution	(23,320)

Shared issued costs, net	45,276

Additional share issuance costs of R$26,007 were recognized in 2017 in relation to the obligation to HNA arising from the capital contribution.

c)	Capital reserve

i.

The share-based payment reserve is used to recognize the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their compensation. For the year ended December 31, 2018, the Company recognized compensation expense for an amount of R$22,930 (December 31, 2017 – R$29,889).

ii.

As of April 10, 2017, the Company recognized the amount in excess of par value of the shares issued at IPO in capital reserves in the total amount of R$646,479 net of foreign exchange loss of R$15,021.

iii.	As of December 31, 2017, the Company recognized the amount in excess of par value of the shares issued to exercise for stock options in capital reserves in the total amount of R$10,186.

iv.

As of December 31, 2018, the Company recognized a reduction to equity for the amount of R$3,967 related to 537,806 shares issued to the Company’s key management personnel, in connection with the share based option plan, not yet fully paid.

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

The Company has not distributed dividends for the year ended December 31, 2018 and 2017 as they were waived by the shareholders.

e)	Other comprehensive loss

Changes in fair value of derivative instruments designated as cash flow hedges are recognized in other comprehensive loss, net of tax effects, for a loss of R$117,324 and R$11,192, as of December 31, 2018 and 2017 (net of R$36,645 and R$3,495 tax effect) respectively.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

f)	Treasury shares

	Number of shares	R$
At December 31, 2017	103,000	2,745
Purchased	447,000	12,179
Cancelled	(217,020)	(4,374)

At December 31, 2018	332,980	10,550

20.	Income per share

Basic earnings or loss per common share are calculated by dividing net income (loss) attributable to the equity holders of Azul by the weighted average number of common shares outstanding during the year ended December 31, 2018 and 2017, including the conversion of the weighted average number of preferred shares outstanding during the year ended into common shares.

Diluted earnings or loss per common share are calculated by dividing the net income (loss) attributable to the equity holders of Azul, by the weighted average number of common shares outstanding during the year ended December 31, 2018 and 2017, including the conversion of the weighted average number of preferred shares outstanding during the years into common shares, plus the weighted average number of common shares that would be issued on conversion of all the dilutive potential common shares into common shares.

Basic earnings or loss per preferred share are calculated by dividing net income (loss) attributable to the equity holders of Azul by the weighted average number of preferred shares outstanding during the year ended December 31, 2018 and 2017, including the conversion of the weighted average number of common shares outstanding during the years into preferred shares.

Diluted earnings or loss per preferred share are calculated by dividing the net income (loss) attributable to the equity holders of Azul, by the weighted average number of preferred shares outstanding during the year ended December 31, 2018 and 2017, including the conversion of the weighted average number of common shares outstanding during the years into preferred shares, plus the weighted average number of preferred shares that would be issued on conversion of all the dilutive potential preferred shares into preferred shares.

The following table shows the calculation of income or loss per common and preferred share in thousands, except for values per share:

	For the year ended December 31,
	2018	2017	2016
Numerator
Net income	420,277	529,039	(126,314)
Denominator
Weighted average number of common shares	928,965,058	928,965,058	928,965,058
Weighted average number of preferred shares	325,310,485	303,200,642	216,630,470
75 preferred shares (*)	75,0	75.0	75.0
Weighted average number of preferred equivalent shares (*)	337,696,686	315,586,842	229,016,671
Weighted average number of common equivalent shares (**)	25,327,251,414	23,669,013,177	17,176,250,308
Weighted average number of shares based payment	11,530,390	15,446,459	10,811,104
Weighted average number of shares that would have been issued at average market price	6,400,619	9,253,991	7,641,753
Basic net income per common share	0.02	0.02	(0.01)
Diluted net income per common share	0.02	0.02	(0.01)
Basic net income per preferred share	1.24	1.68	(0.55)
Diluted net income per preferred share	1.23	1.64	(0.55)

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

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

21.	Long-term investments and derivative financial instruments

The Company has the following financial instruments:

		Book value		Fair value
	Level	December 31,		December 31,
		2018	2017	2018	2017
Assets:
Short-term investments (Note 7)	2	517,423	1,036,148	517,423	1,036,148
Long term investments (Note 21)	3	1,287,781	835,957	1,287,781	835,957
Restricted investments (Note 8) (*)	2	—	8,808	—	8,808
Financial instruments (Note 21) (*)	2	595,380	420,822	595,380	420,822
Liabilities:
Loans and financing (Note 17) (*)	2	3,706,022	3,489,887	3,692,250	3,461,008
Financial instruments (Note 21) (*)	2/3	440,994	426,937	440,994	426,937

(*)	Includes current and non-current.

The carrying value of cash equivalents, short and long-term investments, restricted investments, trade and other receivables and accounts payable approximate their fair value largely due to the short-term maturity of these instruments.

Derivative financial instruments

	December 31, 2018		December 31, 2017
	Assets	Liabilities	Assets	Liabilities
Cash flow hedge
Interest rate swap contract	—	(9,422)	—	(14,755)
Foreign currency options	246,323	—	—	—
Fair value hedge
Interest rate swap contract	21,813	(1,732)	4,747	(24)
Derivatives not designated as hedge
Interest rate swap contract	93,606	(260,593)	4,239	(385,185)
Forward foreign currency contract	233,638	(74)	219,930	—
Heating oil forward contracts	—	(123,224)	4,469	—
Foreign currency options	—	(45,949)	187,437	(26,973)

	595,380	(440,994)	420,822	(426,937)

The maturity of the derivative financial instruments held by the Company is as follows:

December 31, 2018	Immediate	Until 6 months	7 to 12 months	1 to 5 years	More than 5 years	Total
Assets from derivative transactions	212	3,735	2,707	588,652	74	595,380
Liabilities from derivative transactions	(16,920)	(93,348)	(70,707)	(260,019)	—	(440,994)

Total financial instruments	(16,708)	(89,613)	(68,000)	328,633	74	154,386

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

Cash flow hedge

Definition	Origin of Risk	Risks designated for hedge	Hedge instrument	Recognition
Hedge of exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect the Company’s results.	Financial leasing of aircraft with post-fixed interest rates	Interest Rate (Libor USD)	Cash Flow Swap - swapping post-fixed interest rate to pre-fixed.

• Protected item: Amortized cost - Liabilities in contra-entry result.

• Hedge instrument: Fair value - Assets / Liabilities (MtM) in contra-entry profit (accrual) and other comprehensive income (MtM).

	Senior Notes denominated in foreign currency (only amortization)	Exchange Variation of dolar	Foreign currency options

• Protected item: Amortized cost - Liabilities in contra-entry result.

• Hedge instrument: Fair value - Asset / Liability (MtM), in income statement (Intrinsic Value), offsetting the effect of the exchange variation on debt and other comprehensive income in Equity (Value in time)

As of December 31, 2018 and 2017, the Company had interest rate swaps designated as cash flow hedges to hedge against the effect of changes in the interest rate on a portion of the finance leases payments and forward foreign currency contract for the protection of the Senior Notes principal denominated in foreign currency in the next 12 months.

The positions were:

December 31, 2018	Notional amount	Asset position	Liability position	Fair value
Cash flow hedge:
Loans and financing	57,805	LIBOR US$	Fixed rate	(9,422)
Foreign currency options	1,314,600	US$	R$	246,323

	1,372,405			236,901

December 31, 2017	Notional amount	Asset position	Liability position	Fair value
Cash flow hedge:
Loans and financing	87,395	LIBOR	Fixed rate	(14,755)

	87,395			(14,755)

The critical terms of the swap contracts matched with the terms of the hedged loans. Considering all transactions were deemed effective, the fair value changes on cash flow hedge were recorded in other comprehensive loss against financial instruments in liabilities or assets.

The gains and losses of hedge items (accrual of interest and exchange variation – financial lease and senior notes respectively) are impacted monthly, and are therefore offset monthly by the hedge instruments.

Factors that may influence hedge effectiveness include: i) the time difference between the hedging instrument and the hedged item and ii) the counterparty’s credit risk substantially impacts the fair value of the derivative instrument, but not the hedged object (Senior Notes).

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

Changes in other comprehensive loss (cash flow hedge reserve) are detailed below:

	December 31,
	2018	2017	2016
Balance at the beginning of the year	(11,192)	(33,785)	(92,769)
Transactions settled during the period	6,444	6,435	83,648
New transactions recognized in income statement	(215,765)	—	—
Fair value adjustment	66,544	12,663	(42,109)
Deferred tax effect	36,645	3,495	17,445

Balance at the end of the year	(117,324)	(11,192)	(33,785)

Fair value hedge

Definition	Origin of Risk	Risks designated for hedge	Hedge instrument	Recognition

Hedge of exposure to changes in the fair value of recognized asset or liability or unrecognized firm commitment.	Financial leasing of aircraft with pre-fixed interest rates	Interest rate	Cash Flow Swap - swapping pre-fixed interest rate to post- fixed.	• Protected item: Fair value—Liabilities in contra-entry result. • Hedge instrument: Fair value—Assets / Liabilities in contra-entry result (MtM).

	Debt instruments denominated in US$	Exchange Rate and Interest Rate	Cash Flow Swap - swapping US $ + Spread to reais at% CDI.	• Protected item: Fair value—Liabilities in contra-entry result. • Hedge instrument: Fair value—Assets / Liabilities in contra-entry result (MtM).

As of December 31, 2018 the Company had fixed to floating interest rate swap contracts with a notional amount of R$163,353 (December 31, 2017—R$103,669). These contracts entitle the Company to receive fixed interest rates and pay floating interest based on CDI.

Adjustment to fair value of these contracts resulted in the recognition of an unrealized gain of R$20,081 (December 31, 2017 – loss of R$4,723, December 31, 2016 – loss of R$13,177) which was recorded as financial income. The impact on the statement of net income was offset by a negative adjustment on the debt hedged. There was no ineffectiveness during the year ended December 31, 2018.

Derivatives not designated as hedge accounting

i)	Forward foreign currency contract

The Company is exposed to the foreign currency risk, and therefore entered into currency forward contracts, options and foreign currency swaps.

During the year ended December 31, 2018, the Company had entered into NDF contracts of US$375 million to protect itself from currency fluctuations (December 31, 2017—US$370 million) that generated an unrealized gain of R$233,564 (December 31, 2017 – R$219,930).

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

ii)	Foreign currency options

The Company also has currency options with notional of US$159 million (December 31, 2017 – US$544 million), of which US$129 million are in connection with the Senior Notes hedge and US$30 million (December 31, 2017—US$15 million) in connection to a dollar loan. As of December 31, 2018, these options generated an unrealized loss of R$45,949 (December 31, 2017 – gain of R$ 160,464, December 31, 2016 – gain of R$0).

On April 1, 2018, the Company designated for cash flow hedge accounting options with notional in the amount of US$ 400 million contracted for the purpose of protecting the principal of Senior Notes and was presented on topic “Cash Flow Hedge” (Note 21).

iii)	Interest rate swap contract

As of December 31, 2018 the Company had interest rate swap contracts in connection with the Senior Notes. Changes in fair value of these instruments resulted in the recognition of an unrealized loss of R$166,987 (December 31, 2017—R$380,946).

iv)	Heating oil forward contracts

As of December 31, 2018, the Company also had average NDF contracts on over-the-counter (OTC) Market with three different counterparties on the local market indexed to Heating Oil forward contract traded on the NYMEX, on monthly tranches, with a notional value of R$804,929 (December 31, 2017—R$15,495). The fair value of these instruments amounted to an unrealized loss of R$123,224 (December 31, 2017 – gain of R$4,469).

Fair value of financial instruments

The Company applies the following hierarchy to determine the fair value of financial instruments:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: other techniques for which all data that have significant effect on the fair value recorded are observable, directly or indirectly;

Level 3: techniques that use data that have significant effect on fair value recorded that are not based on observable market data.

Assets measured at fair value	December 31, 2018	Level 1	Level 2	Level 3
Financial assets at fair value
Short-term investments	517,423	—	517,423	—
Long-term investments (c)	1,287,781	—	—	1,287,781
Interest rate swap contract - fair value hedge option (b)	21,813	—	21,813	—
Interest rate swap contract- not designated as hedge	93,606	—	93,606	—
Forward foreign currency contract	233,638	—	233,638	—
Foreign currency options	246,323	—	246,323	—

Liabilities measured at fair value	December 31, 2018	Level 1	Level 2	Level 3
Financial liabilities at fair value
Interest rate swap contract - cash flow hedge	(9,422)	—	(9,422)	—
Interest rate swap contract - fair value hedge option (b)	(1,732)	—	(1,732)	—
Interest rate swap contract- not designated as hedge	(260,593)	—	(260,593)	—
Forward foreign currency contract	(45,949)	—	(45,949)	—
Forward foreign currency contract	(74)	—	(74)	—
Heating oil forward contracts	(123,224)	—	(123,224)	—

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

Assets measured at fair value	December 31, 2017	Level 1	Level 2	Level 3
Financial assets at fair value
Short-term investments	1,036,148	—	1,036,148	—
Restricted investments (a)	8,808		8,808	—
Long-term investments (c)	835,957	—	—	835,957
Interest rate swap contract - fair value hedge option (b)	4,747	—	4,747	—
Interest rate swap contract - not designated as hedge	4,239		4,239
Forward foreign currency contract	219,930	—	219,930	—
Foreign currency options	187,437		187,437
Heating oil forward contracts	4,469	—	4,469	—

Liabilities measured at fair value	December 31, 2017	Level 1	Level 2	Level 3
Financial liabilities at fair value
Interest rate swap contract - cash flow hedge	(14,755)	—	(14.755)	—
Interest rate swap contract - fair value hedge (b)	(24)	—	(24)	—
Interest rate swap contract - not designated as hedge	(385,185)	—	(385.185)	—
Foreign currency options	(26.973)	—	(26.973)	—

(a)	Includes current and non-current.
(b)	Portion of the balances consist of loans from FINAME PSI, and standard FINAME presented at their value adjusted by the hedged risk, applying fair value hedge accounting rules.
(c)

The Company calculated the fair value of the call option based on a valuation for TAP and binomial model considering the term of option, discount rate and the market volatility of publicly traded comparable airlines, calculated on a 2 years average. The resulting amount of the binomial model calculated in Euros was converted into Reais using the period-end exchange rate. See Note 21.

Description of significant unobservable inputs to valuation:

The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as at December 31, 2018 and 2017 are shown below:

Non-listed convertible debt investment—Level 3 financial assets

Valuation technique	Significant unobservable inputs	Rate	Sensitivity of the input to fair value (amounts in millions of reais)
Discounted cash flow method	Long-term growth rate for cash flows for subsequent years	2018: 1.9% 2017: 1.8%	10bps (2017 – 10bps) increase (decrease) in the growth rate would result in an increase (decrease) in the fair value of R$3 (2017 - R$19)

	Cost of equity	2018: 12.2% 2017: N/A(*)	50bps increase in cost of equity would result in a reduction in the fair value of R$23 (2017 - 0). 50bps reduction in cost of equity would result in an increase in the fair value of R$25 (2017 - 0).

(*)	In 2017 the Company used another methodology not directly comparable.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

Level 3 financial assets reconciliation

Changes in the fair value of the TAP Convertible Bonds is detailed below:

	December 31, 2018	December 31, 2017
Balance at the beginning of the period	835,957	752,095
Foreign currency exchange gain (loss) (*)	48,365	47,781
Interest accrual (Note 12.f.ii) (**)	29,630	29,569
Net present value of debt component (Note 12.f.ii) (**)	13,219	(11,844)
Fair value of call-option (Note 12.f.ii) (**)	360,610	18,356

Balance at the end of the period	1,287,781	835,957

(*)	recorded in the “Foreign currency exchange, net” in the income statements line item.
(**)	recorded in the “Result from related parties transactions, net” in the income statements line item.

22.	Operating revenue

	For the year ended December 31,
	2018	2017	2016
Revenue
Passenger revenue	9,029,960	6,985,044	6,062,887
Other revenue	527,018	1,139,427	958,022

Gross revenue	9,556,978	8,124,471	7,020,909
Taxes levied on
Passenger revenue	(359,828)	(289,704)	(276,078)
Other revenue	(43,793)	(45,270)	(74,940)

Total taxes	(403,621)	(334,974)	(351,018)

Net revenue	9,153,357	7,789,497	6,669,891

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

23.	Financial result

	For the year ended December 31,
	2018	2017	2016
Financial income
Interest on short-term investments (a)	31,947	50,604	37,591
Federal tax installment payment program	—	28,838	—
Other	9,446	15,363	13,476

	41,393	94,805	51,067
Financial expenses
Interest on loans (a)	(217,889)	(278,840)	(399,873)
Interest on factoring credit card and travel agencies receivables	(10,625)	(36,188)	(97,684)
Interest on other operations	(79,822)	(110,375)	(115,587)
Guarantee commission	(26,187)	(24,880)	(30,981)
Loan costs amortization	(23,169)	(36,598)	(33,784)
Other	(52,515)	(37,152)	(53,291)

	(410,207)	(524,033)	(731,200)
Derivative financial instruments, net	298,094	(90,171)	10,800
Foreign exchange result, net	(194,706)	57,871	179,668

Net financial expenses	(265,426)	(461,528)	(489,665)

(a)	The interest and expenses on assets and liabilities in the amount of R$ 182,074 on December 31, 2018 (December 31, 2017 - R$ 222,127 and December 31, 2016 - R$360,718 ) are presenting in this lines.

24.	Other operating expenses, net

	For the year ended December 31,
	2018	2017	2016
Accommodation and meals	(215,808)	(184,035)	(164.633)
IT services	(188,936)	(132,572)	(145.698)
Professional services	(80,890)	(52,931)	(45.588)
Taxes, civil and labor risks	(54,463)	(66,955)	(42.537)
Aircraft insurance	(23,827)	(21,631)	(25.294)
Flights interrupted	(48,319)	(41,269)	(35.822)
Write-off of fixed assets and intangibles	(194,121)	59,917	—
Others	(68,784)	(133,021)	3.097

	(875,148)	(572,497)	(456.475)

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

25.	Commitments

a)	Operating leases

The Company has obligations arising from its operating lease agreements, denominated in US dollars, for aircraft and engines, totaling 123 aircraft, 14 engines and 3 simulators as of December 31, 2018 (December 31, 2017 – 114, 17 and 3, respectively). The lease terms range from 60 to 144 months for Embraer, ATR and Airbus. Bank guarantees or cash deposits were used to guarantee payments under these agreements.

Operating lease agreements require that the Company make periodic lease payments and do not include aircraft purchase options at the end of the agreements. These payments are denominated in U.S. dollars and are generally subject to LIBOR rate.

The future minimum payments of non-cancellable operating leases for aircraft and engines are presented below:

	December 31,
	2018	2017
Up to one year	1,688,080	1,256,660
From one to five years	5,664,189	4,577,550
More than five years	3,098,914	2,560,290

	10,451,183	8,394,500

For the year ended December 31, 2018 lease expense amounted to R$1,417,897 (December 31, 2017–R$1,114,416 and December 31, 2016 – R$1,144,369) with a cash impact of R$1,520,988 (December 31, 2017 – R$1,092,543 and December 31, 2016 – R$1,117,945).

The operating lease agreements do not have covenant restrictions.

b)	Commitments for future acquisition of aircraft

The Company has purchase commitments for the acquisition of 94 aircraft (December 31, 2017 – 73), under which the following futures payments will be made:

	December 31,
	2018	2017
Up to one year	243,857	—
More than one year up to five years	10,695,827	11,769,181
More than five years	3,960,657	3,704,580

	14,900,341	15,473,761

c)	Letter of credits

As of December 31, 2018, the Company had issued letters of credit totaling US$282 million (December 31, 2017—US$161 million) equivalent to R$1,091,744 (December 31, 2017 – R$533,201) and bank guarantees in the amount of R$47,676 in relation to security deposits, maintenance reserves and local sureties.

d)	Guarantees

ALAB entered into a Deed of Guarantee and Indemnity as of September 15, 2017, in connection with the obligations and liabilities related to the operating lease agreements of three A350-900XW aircraft entered into by Hong Kong Airlines and Beijing Capital Airlines, companies of the HNA Group, ex-shareholder of the Company, and Wilmington Trust SP Services (Dublin) Limited.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

26.	Share-based option plan

26.1.	Equity-settled awards

26.1.1.	First share option plan

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

26.1.2.	Second share option plan

The second share option plan (“Second Option Plan”) was approved on a Shareholders’ Meeting held on June 30, 2014, as amended.

Exercise conditions of options issued under the programs of the Second Option Plan, prior to Azul’s IPO, require in addition to a vesting period of 4 years, the occurrence of an initial public offering (IPO) of the shares of the Company. Additionally, the options have an 8-year life.

The options issued under the programs of the Second Option Plan, after Azul’s IPO, require a vesting period of 4 years. The options have a 10-year life and the exercise price shall equal to the lowest stock price traded in the stock market during the thirty (30) trading sessions prior to the options grant approved by the Board of Directors.

26.1.3.	Third share option plan

The third share option plan (“Third Option Plan”) was approved on a Shareholders’ Meeting held on March 10, 2017.

Exercise conditions of options issued under the Third Option Plan require a vesting period of 5 years. The options have a 5-year life and options can only be exercised within15 days after each vesting anniversary.

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

26.1.4.	Information about the fair value of share options and expense

The grant-date fair value of share options has been measured using the Black-Scholes model. Expected volatility has been calculated based on historical volatility of airline shares listed on stock exchanges in Brazil and Latin America. The inputs are mentioned below.

	First Option Plan
	1st program	2nd program	3rd program
Total options granted	5,032,800	1,572,000	656,000
Date of compensation committee	Dec 11, 2009	Mar 24, 2011	April, 05, 2011
Total options outstanding	769,520	335,600	37,560
Option exercise price	R$3.42	R$6.44	R$6.44
Option fair value as of grant date	R$1.93	R$4.16	R$4.16
Estimated volatility of the share price	47.67%	54.77%	54.77%
Expected dividend	1.10%	1.10%	1.10%
Risk-free rate of return	8.75%	12.00%	12.00%
Average remaining maturity (in years)	—	—	—
Maximum life of the option	10 years	10 years	10 years
Expected term considered for valuation	7 years	7 years	7 years

	Second Option Plan				Third Option Plan
	1st program	2nd program	3rd program	4rd program	1st program
Total options granted	2,169,122	627,810	820,250	680,467	9,343,510
Date of compensation committee	June 30, 2014	July 01, 2015	July 01, 2016	July 06, 2017	Mar 14, 2017
Total options outstanding	1,029,281	355,176	555,702	633,182	7,474,808
Option exercise price	R$19.15	R$14.51	R$14.50	R$22.57	R$11.85
Option fair value as of grant date	R$11.01	R$10.82	R$10.14	R$12.82	R$4.82
Estimated volatility of the share price	40.59%	40.59%	43.07%	43.35%	50.64%
Expected dividend	1.10%	1.10%	1.10%	1.10%	1.10%
Risk-free rate of return	12.46%	15.69%	12.21%	10.26%	11.32%
Average remaining maturity (in years)	—	0.4	1.5	2.5	3.2
Maximum life of the option	8 years	8 years	8 years	10 years	5 years
Expected term considered for valuation	4.5 years	4.5 years	4.5 years	5.5 years	5 years

Changes in stock options are disclosed below:

	Number of stock options	Weighted average exercise price (in reais)
Balance as of December 31, 2016	10,877,982	R$	8.38
Granted	10,023,977	R$	12.58
Cancelled	(468,818)	R$	8.19
Exercised	(4,182,454)	R$	5.61

Balance as of December 31, 2017	16,250,687	R$	11.69

Cancelled	(182,388)	R$	18.48
Exercised	(4,877,470)	R$	8.57

Balance as of December 31, 2018	11,190,829	R$	12.55

Number of options exercisable as of:
December 31, 2018	2,572,640	R$	11.60
December 31, 2017	4,788,718	R$	8.11

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

Share-based compensation expense recognized in the statement of net income during the year ended December 31, 2018 with respect to the share options amounted to R$16,677 (December 31, 2017–R$19,862 and December 31, 2016 – R$9,879).

26.2.	Restricted share units

The Shareholders’ Meeting held on June 30, 2014 approved a restricted share units plan (“RSU Plan”). Under the terms of the RSU Plan participants were granted a fixed monetary amount (in Reais) which would be settled in a quantity of preferred shares determined by dividing the monetary amount by the price per share of the preferred shares at IPO.

Exercise conditions of RSUs require, in addition to a vesting period of four years, the occurrence of an IPO of the shares of the Company for the RSUs to become exercisable. The Company can settle the portion of the RSUs for which the vesting period was completed in cash or in shares. The fair value of the award, prior to the IPO, was determined at each statement of financial position date as the monetary amount of the awards in Reais discounted from the earliest date at which the Company could settle the amount in cash using the risk-free interest rate and the obligation was recorded as a liability.

At the date of the IPO, the monetary amount of the awards was converted into units based on the IPO date fair value of the preferred shares. The related liability was reclassified to equity in line with the post IPO settlement method.

Subsequent grants are measured based on the grant date fair value of the awards.

26.2.1.	Information about the fair value of RSUs and expense

	Date of compensation committee	Total shares granted	Total shares outstanding	Fair value as of grant date (in reais)
1st program	June 30, 2014	487,670	11,902	R$	21.00
2nd program	July 01, 2015	294,286	66,651	R$	21.00
3rd program	July 01, 2016	367,184	160,412	R$	21.00
4th program	July 06, 2017	285,064	199,019	R$	24.17
5th program	August 07, 2018	291,609	291,609	R$	24.43

		1,725,813	729,593

Changes in RSU are disclosed below:

Number of RSU
As of December 31, 2016	859,940
Granted	285,064
Cancelled	(63,676)
Paid	(271,382)

As of December 31, 2017	809,946

Granted	291,609
Cancelled	(72,303)
Paid	(299,659)

As of December 31, 2018	729,593

Share-based compensation expensed recognized in the statement of net income during the year ended December 31, 2018 with respect to the RSU amounted to R$6,254 (December 31, 2017—R$10,027 and December 31, 2016— R$5,328).

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

26.3.	Virtual Stock Option Plan

On August 7, 2018, the Compensation Committee approved the Virtual Stock Option Plan (“Phantom Shares”). The plan consists of a remuneration in cash, as there is no effective trading of the shares. There will be no issue and / or delivery of shares for settlement of the plan. A liability is recorded monthly, based on the fair value of the Phantom Shares granted and the vesting period, with an offsetting entry in the income statement. The fair value of this liability is reviewed and updated for each reporting period, in accordance with the change in the fair value of the benefit granted.

The options issued under the programs of the Phantom Shares, require a vesting period of 4 years. The options have an 8-year life and the exercise price shall equal to the lowest stock price traded in the stock market during the thirty (30) trading sessions prior to the options grant approval by the Compensation Commitee. Expected volatility has been calculated based on historical volatility of airline shares listed on stock exchanges in Brazil and Latin America.

26.3.1.	Information about the fair value of share options and expense

The fair value of share options on December 31, 2018 has been measured using the Black-Scholes model using the informations below.

	Phantom Shares
	1st program
Total options granted		707,400
Date of compensation committee		August 7, 2018
Total options outstanding		707,400
Option exercise price	R$	20.43
Option fair value	R$	9.85
Estimated volatility of the share price		34.00%
Expected dividend		1.10%
Risk-free rate of return		6.40%
Average remaining maturity (in years)		3.6
Maximum life of the option		8 years
Expected term considered for valuation		6 years

The liability recorded as of December 31, 2018 is R$1,596 (December 31, 2017—R$0) and is presented in the consolidated statement of financial position under “Salaries, wage and benefits”.

Share-based compensation expensed recognized in the statement of net income during the year ended December 31, 2018 with respect to the Phantom Shares amounted to R$1,184 (December 31, 2017 and 2016—R$0).

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

27.	Provision for taxes, civil and labor risks

The Company is party to certain labor, civil and tax lawsuits for which appeals have been filed. Based on the Company’s external and internal legal counsels’ opinion, Management believes that the recorded provisions are sufficient to cover probable losses. In addition, the Company has made judicial deposits when required by court.

These provisions are as follows:

	December 31,
	2018	2017
Taxes	1,962	1,896
Civil	44,960	48,751
Labor	34,062	22,551

	80,984	73,198

Changes in these provisions are as follows:

Total
Balance at December 31, 2016	76,353
Provisions recognized	78,469
Utilized provisions	(81,624)

Balance at December 31, 2017	73,198

Provisions recognized	70,439
Utilized provisions	(62,653)

Balance at December 31, 2018	80,984

The total amount of claims, which according to management represent losses that are reasonably possible but not probable, for which no provision was recorded are as follow:

	December 31,
	2018	2017
Taxes	87,384	80,648
Civil	43,203	23,304
Labor	135,311	133,283

	265,898	237,235

Azul S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except when otherwise indicated)

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

The Labor Prosecution’s Office filed on February 22, 2017 a lawsuit against the Company claiming that it had violated certain labor regulations, including limitations on daily working hours and rest periods. The claim totals approximately R$66,000 in punitive damages. The lawsuit is currently suspended and the Company is negotiating an agreement and classifies the likelihood of loss as possible.

28.	Subsequent events

•

On March 27, 2019, we announced that we decided not to pursue a commercial agreement with Correios because we believe it is in our best interest to have the flexibility to enter into other more favorable commercial agreements and to participate in future competitive bidding processes of Correios for the distribution of domestic air mail. We do not expect the termination of the non-binding commercial agreement with Correios to impact our results of operations in 2019.

•

On March 14th the Company acquired a fully diluted economic stake of 6.1% in TAP – Transportes Aéreos Portugueses SGPS, S.A (“TAP”) from Hainan Airlines (Hong Kong) Co. Limited for a purchase price of US$25 million. The original stake represents 20.0% and 35.6% of the voting rights and economic rights of Atlantic Gateway. As a result, considering Azul’s current investment in TAP through a bond that is convertible into 41.25% of TAP’s economic rights, Azul’s total economic interest in the Portuguese carrier, assuming the bonds are converted, increased to 47.35%.

•

In connection with Avianca Brasil’s judicial recovery process, Azul signed on March 11, 2019 a non-binding agreement to acquire selected Assets of Avianca Brasil. On April 5, 2019, Avianca Brasil’s creditors approved a restructuring plan presented by Avianca Brasil, which provides for the creation of special purpose vehicles to which Avianca Brasil will contribute certain assets and rights, which is different from the assets proposed by Azul. As a result, the agreement signed on March 11 is no longer valid.