Form 20-F/A
period 2018-12-31
AZUL SA
filed 2019-07-18
CIK 1432364

As submitted to the Securities and Exchange Commission on July 18, 2019.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

Yes ☐    No ☐

EXPLANATORY NOTE

We are amending our Annual Report on Form 20-F for the year ended December 31, 2018 as originally filed with the U.S. Securities and Exchange Commission on April 30, 2019 (the “Original Annual Report”) for the following reasons:

(i)

to amend and restate the third paragraph in “Item 8. Financial Information – Consolidated Statements and Other Financial Information — Legal Proceedings” on page 121 of the Original Annual Report as follows to rectify the amount of the provision in respect of civil claims:

“As of December 31, 2018, we are party to approximately 9,208 civil claims of various types (deemed “active” under our criteria, which does not consider claims in which agreements were entered into or claims that are in their closing stage), in which the original aggregate amount claimed is approximately R$299.5 million. We have provisioned a total of R$44.9 million in respect of these civil claims. In addition, we are party to 2,898 legal proceedings relating to labor law issues of various types, for which the aggregate amount claimed is approximately R$325.3 million. We have provisioned a total of R$34 million in respect of these labor law proceedings.”

(ii)

to include the execution version of Amendment No 2 to the A320 Neo Purchase Agreement dated as of July 20, 2018. The Company has found the exhibit filed with the Original Annual Report not to be the execution version.

This Amendment No. 1 consists of a cover page, this explanatory note, the exhibit referred to in paragraph (ii) of this explanatory note, the signature pages and the required certifications of the chief executive officer and chief financial officer of Azul S.A.

Except for the matters described above, this Amendment No. 1 does not modify or update disclosure in, or exhibits to, the Original Form 20-F.

ITEM 19. EXHIBITS

Exhibit Number	Description
4.6.1†**	Amendment Nº 2 to the A320 NEO Purchase Agreement dated as of July 20, 2018; Amendment Nº 3 to the A320 NEO Purchase Agreement, dated as of July 20, 2018
12.1**	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbannes-Oxley Act of 2002
12.2**	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbannes-Oxley Act of 2002

(**)	Filed herewith.
†	Certain identified confidential information has been redacted from this exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

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

Dated: July 18, 2019