Form 20-F
period 2019-12-31
AZUL SA
filed 2020-04-30
CIK 1432364

As submitted to the Securities and Exchange Commission on April 30, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Email: alex.malfitani@voeazul.com.br

Telephone: +55.11.4134.9807

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Title of each class	Trading Symbol	Name of each exchange on which registered
Preferred Shares, without par value		New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing three Preferred Shares	AZUL	New York Stock Exchange

*	Not for trading purposes, but only in connection with the listing on the New York Stock Exchange of American Depositary Shares representing those Preferred Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

928,965,058 Common Shares

329,568,166 Preferred Shares

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

Yes ☐     No ☐

i

ii

INTRODUCTION

In this annual report, the discussion of our business includes the business of Azul S.A. and its direct and indirect subsidiaries. Unless otherwise indicated or the context otherwise requires, “Azul” “we,” “us,” “our” or the “Company” refer to Azul S.A. and its consolidated subsidiaries. The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. “Central Bank” refers to Banco Central do Brasil. References in the annual report to “real,” “reais” or “R$” refer to the Brazilian real, the official currency of Brazil and references to “U.S. dollar,” “U.S. dollars” or “US$” refer to U.S. dollars, the official currency of the United States.

GLOSSARY OF AIRLINE AND OTHER TERMS:

The following is a glossary of industry and other defined terms used in this annual report:

•	“ABEAR” means the Brazilian Association of Airline Companies (Associação Brasileira das Empresas Aéreas).

•	“ABRACORP” means the Brazilian Corporate Agencies Association (Associação Brasileira de Agências Corporativas).

•	“ADR” means American depositary receipts.

•	“Aeroportos Brasil,” a private consortium that operates Viracopos airport jointly with INFRAERO.

•	The “Águia Branca Group,” or “Grupo Águia Branca,” is a Brazilian transportation and logistics conglomerate controlled by the Chieppe family.

•	“Airbus” means Airbus S.A.S.

•	“Airbus Group” means Airbus Group N.V.

•	“aircraft utilization” represents the average number of block hours operated per day per aircraft for our operating fleet, excluding spare aircraft and aircraft in maintenance.

•	“ANAC” refers to the Brazilian National Civil Aviation Agency (Agência Nacional de Aviação Civil).

•	“Atlantic Gateway” means Atlantic Gateway, SPGS, Lda., an entity jointly owned by our principal shareholder, Hainan and another European investor.

•	“ATR” means aircraft with turboprop propulsion manufactured by Avions de Transport Régional G.I.E.

•	“audited consolidated financial statements” means our audited consolidated financial statements as of and for the years ended December 31, 2019, 2018 and 2017.

•	“available seat kilometers,” or “ASKs,” represents aircraft seating capacity multiplied by the number of kilometers the aircraft is flown.

•	“AVB” means AVB Holding S.A.

•	“average fare” means total passenger revenue divided by passenger flight segments.

•	“average ticket revenue per booked passenger” means total passenger revenue divided by booked passengers.

•	“Avianca Brasil” means Oceanair Linhas Aéreas S.A.

•	“Avolon” means Avolon Holdings Limited.

•

“block hours” means the number of hours during which the aircraft is in revenue service, measured from the time it closes the door at the departure of a revenue flight until the time it opens the door at the arrival on the gate at destination.

•	“Boeing” means The Boeing Company.

•	“booked passengers” means the total number of passengers booked on all passenger flight segments.

•	“BR Distribuidora” means Petrobras Distribuidora S.A., a subsidiary of Petrobras.

•	“CADE” refers to the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica).

•	“Calfinco” means Calfinco, Inc., a wholly-owned subsidiary of United.

•	“CAPA” means the Centre for Aviation, a provider of independent aviation market intelligence, analysis and data services.

•	“Cape Town Convention” means the Convention on International Interests in Mobile Equipment and its protocol on Matters Specific to Aircraft Equipment, concluded in Cape Town on November 16, 2001.

•	“CASK” represents total operating cost divided by available seat kilometers.

•	“CBP” means United States Customs and Border Protection.

•	“completion rate” means the percentage of completion of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).

•	“COVID-19” means the novel coronavirus that surfaced in Wuhan, China in December 2019.

•	“crewmembers” is a term we use to refer to all our employees, including aircraft crew, airport ground, call center, maintenance and administrative personnel.

•	“CVM” means the Brazilian Securities Commission (Comissão de Valores Mobiliários).

•	“DECEA” means the Brazilian Department of Airspace Control (Departamento de Controle do Espaço Aéreo).

•	“departure” means a revenue flight segment.

•	“DOT” means the United States Department of Transportation.

•

“economic interest” means a participation in the total equity value of our company, calculated as if all common shares issued and outstanding had been converted into preferred shares at the conversion ratio of 75.0 common shares to 1.0 preferred share pursuant to the mechanisms set forth in our bylaws.

•	“E-Jets” refer to narrow-body jets manufactured by Embraer S.A.

•	“Embraer” means Embraer S.A.

•	“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

•	“ESG” means Environmental, Social and Governance practices.

•	“FAA” means the United States Federal Aviation Administration.

•	“FGV” refers to the Getúlio Vargas Foundation (Fundação Getúlio Vargas), a Brazilian higher education institution that was founded in December 1944.

•	“financial statements” refers to our audited consolidated financial statements.

•	“flight hours” means the number of hours during which the aircraft is in revenue service, measured from the time it takes off until the time it lands at the destination.

•	“focus-city” means a destination from which an airline operates several point-to-point routes. A focus-city may also function as a smaller scale hub.

•	“FTEs” means full-time equivalent employees.

•	“FTEs per aircraft” means the number of FTEs divided by the number of operating aircraft.

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

•	“LATAM Pass” is LATAM’s loyalty program.

•	“Mercado Libre” is MercadoLibre, Inc, Latin America’s largest e-commerce technology company.

•	“Net promoter score (NPS)” means a customer loyalty metric that we use to measure how willing a customer is to recommend our service.

•	“on-time performance” refers to the percentage of an airline’s scheduled flights that were operated and that arrived within 15 minutes of the scheduled time.

•	“operating fleet” means aircraft in service, spare aircraft and aircraft undergoing maintenance.

•	“passenger flight segments” means the total number of revenue passengers flown on all revenue flight segments.

•	“Petrobras” means Petróleo Brasileiro S.A., a mixed economy corporation in the oil and gas industry that is majority owned by the Brazilian government.

•	“pitch” means the distance between a point on one seat and the same point on the seat in front of it.

•	“PRASK” means passenger revenue divided by ASKs.

•	“PRASK premium” refers to the positive difference between an airline’s PRASK and its main competitor’s PRASK over a given time period.

•	“preferred shares” means our preferred shares issued and outstanding.

•	“principal shareholder” means David Neeleman.

•	“RAB” means the Brazilian Aeronautical Registry (Registro Aeronáutico Brasileiro).

•	“RASK” or “unit revenue” means operating revenue divided by ASKs.

•	“revenue passenger kilometers” or “RPKs” means one-fare paying passenger transported per kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

•	“route” means a segment between a pair of cities.

•	“Shareholders’ Agreement” means that certain shareholders’ agreement, dated September 1, 2017, entered into by and between us and the holders of our common shares, David Neeleman, Hainan and Calfinco.

•	“Smiles” means Smiles Fidelidade S.A., Gol’s loyalty program.

•	“stage length” means the average number of kilometers flown per flight.

•	“TAP” means TAP – Transportes Aéreos Portugueses, SGPS, S.A.

•

“TAP bonds” means Tranche A 7.5% bonds due March 2026 issued by TAP and convertible into TAP special shares that, once issued, will represent certain capital and voting equity, and which are entitled to a right to receive certain dividends.

•	“TRIP” means the entity formerly known as TRIP Linhas Aéreas S.A.

•	“TRIP acquisition” means our 2012 acquisition of TRIP.

•	“trip cost” represents operating expenses adjusted for non-recurring events divided by departures.

•	“TRIP’s former shareholders” means, collectively, the Caprioli family and the Águia Branca Group.

•	“TSA” means the United States Transportation Security Administration.

•	“TwoFlex” means Two Taxi Aereo.

•	“United” means United Airlines Inc.

•	“Viracopos” means the main airport of Campinas, located approximately 100 km from the city of São Paulo.

•	“yield” represents the average amount one passenger pays to fly one kilometer.

Market Share and Other Information

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Data and statistics regarding the Brazilian civil aviation market are based on publicly available data published by ANAC, INFRAERO, ABRACORP, Ministry of Transportation, Ports and Civil Aviation and Aeroportos Brasil, among others. Data and statistics regarding international civil aviation markets are based on publicly available data published by ICAO or IATA. We also make statements in this annual report about our competitive position and market share in, and the market size of, the Brazilian airline industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe to be reasonable, such as Innovata, ANAC and Dados Comparativos Avançados (Advanced Comparative Data, a monthly report issued by ANAC that contains preliminary information on the number of ASKs and RPKs recorded in the Brazilian civil aviation market), and ABEAR. In addition, we include additional operating and financial information about Gol, LATAM, Smiles and LATAM Pass, which is derived from the information released publicly by them, including disclosure filed with or furnished to the SEC and other information made available on their respective websites. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable, we have not independently verified it. Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed. In addition, the data that we compile internally and our estimates have not been verified by an independent source.

Presentation of Financial and Other Information

Our audited consolidated financial statements as of and for the years ended December 31, 2019, 2018 and 2017 are included in this annual report. Our financial statements were prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The financial information presented in this annual report should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report and the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects.”

Convenience Translations

This annual report contains conversions of certain Brazilian real amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Brazilian real amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate or any other exchange rate as of that or any other date. Unless we indicate otherwise, the U.S. dollar equivalent for information in Brazilian reais is based on the commercial selling rate published by the Central Bank of Brazil on March 31, 2020, which was R$5.1987 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Brazilian reais.

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

•	management’s expectations and estimates concerning our future financial performance and financing;

•	plans and programs;

•	our level of debt and other fixed obligations;

•	our reliance on third parties, including changes in the availability or increased cost of air transport infrastructure and airport facilities;

•	inflation, appreciation, depreciation and devaluation of the real;

•	our aircraft and engine suppliers;

•	significant public health crises, epidemics or pandemics, including COVID-19, may adversely affect our business, results of operations and financial condition; and

•	other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed as set forth under “Item 3.D. Risk Factors.”

The words “believe,” “understand,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “seek,” “intend,” “expect,” “should,” “could,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Neither we nor the initial purchasers undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this annual report because of new information, future events or other factors. Our independent auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this annual report might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

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

The following tables summarize our financial data for each of the periods indicated. You should read this information in conjunction with the items below, all included elsewhere in this annual report:

•	our audited consolidated financial statements as of and for the years ended December 31, 2019, 2018 and 2017; and

•	the information under “Item 5. Operating and Financial Review and Prospects.”

Our selected financial data included below is derived from our financial statements, which were prepared in accordance with IFRS. Our selected financial data as of December 31, 2019, 2018 and 2017 is derived from our audited consolidated financial statements included elsewhere in this annual report.

On January 1, 2019, we adopted IFRS 16 – Leases. Under IFRS 16, we capitalize the right-of-use of all aircraft previously held under operating leases and depreciate the asset on a straight-line basis over the life of the underlying lease contract or the component useful economic life, whichever is shorter. We applied the full retrospective transition approach on January 1, 2019, under which the comparative information from prior years ended December 31, 2018 and 2017 have been restated. Upon transition, we recognized a right-of-use asset representing our right to use the underlying asset and a corresponding lease liability that were initially measured at the present value of the future lease payments recognized at the historical U.S. dollar exchange rate and discount rate. The lease liability is updated at each reporting period to reflect the current exchange rate, but the right-of-use carrying value remains at historical rates.

On January 1, 2018, we adopted the new revenue recognition standard, IFRS 15—Revenue from Contracts with Customers, or IFRS 15, which impacted the classification and timing of recognition of certain ancillary revenues, such as baggage fees, administrative charges, upgrades and other travel related charges that were previously classified in other revenue to passenger revenue. These ancillary fees are directly related to passenger travel and will no longer be considered distinct performance obligations separate from the passenger travel component. In this context, such ancillary revenues, which were previously recognized when sold, are now recognized when transportation is provided.

In July 2014, the IASB published the final version of IFRS 9 – Financial Instruments, which superseded IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 is applicable for annual periods beginning on or after January 1, 2018. Except for hedge accounting, retrospective application is required, but comparative information is not required. We adopted the new standard on January 1, 2018 and opted not to present comparative information showing retroactively the results from the adoption of IFRS 9.

Statements of Operations Data

	December 31, 2019 (2) (US$)(1)	December 31, 2019 (2) (R$)	December 31, 2018 (2) (R$)	December 31, 2017 (2) (R$)
	(in thousands)
Operating revenue
Passenger revenue	2,098,196	10,907,889	8,670,132	6,695,340
Cargo and other revenue	102,800	534,428	386,932	1,009,491

Total operating revenue	2,200,996	11,442,317	9,057,064	7,704,831
Operating expenses
Aircraft fuel	(593,534)	(3,085,603)	(2,644,261)	(1,848,195)
Salaries, wages and benefits	(359,398)	(1,868,402)	(1,413,017)	(1,296,166)
Landing fees	(139,452)	(724,971)	(592,100)	(490,569)
Traffic and customer servicing	(91,654)	(476,481)	(395,394)	(357,841)
Sales and marketing	(85,421)	(444,079)	(368,663)	(309,540)
Maintenance, materials and repairs	(68,114)	(354,105)	(250,105)	(484,156)
Depreciation and amortization	(706,116)	(3,670,884)	(1,284,050)	(1,063,378)
Other operating expenses	(387,249)	(2,013,192)	(915,850)	(612,194)
	(2,430,938)	(12,637,717)	(7,863,440)	(6,462,039)

Operating income (loss)	(229,942)	(1,195,400)	1,193,624	1,242,792
Financial result
Financial income	13,863	72,071	74,522	128,272
Financial expense	(255,742)	(1,329,524)	(1,094,828)	(1,078,598)
Derivative financial instruments, net	62,603	325,452	298,094	(90,171)
Foreign currency exchange, net	(75,385)	(391,905)	(1,306,063)	34,859
	(254,661)	(1,323,906)	(2,028,275)	(1,005,638)

Result from related parties transactions, net	(3,262)	(16,959)	381,725	176,975

Net income (loss) before income taxes	(487,865)	(2,536,265)	(452,926)	414,129
Current income taxes	(429)	(2,228)	(11,224)	2,875
Deferred income taxes	26,046	135,407	(171,581)	7,509

Net income (loss) for the year	(462,247)	(2,403,086)	(635,731)	424,513

Basic (loss) earnings per common share R$/US$(3)	(0.02)	(0.09)	(0.03)	0.02
Diluted (loss) earnings per common share R$/US$(3)	(0.02)	(0.09)	(0.03)	0.02
Basic (loss) earnings per preferred share R$/US$(3)	(1.36)	(7.05)	(1.88)	1.35
Diluted (loss) earnings per preferred share R$/US$(3)	(1.36)	(7.05)	(1.88)	1.32

EBITDA(4)	405,416	2,107,634	1,622,356	2,221,589
Adjusted EBITDA(5)	696,868	3,622,809	2,703,934	2,276,901
Adjusted EBITDA Margin (%)(6)	31.7%	31.7%	29.9%	29.6%

(1)

For convenience purposes only, the amounts in reais for the year ended December 31, 2019 have been translated to U.S. dollars using the rate R$5.1987 as of March 31, 2020, which corresponds to the commercial selling rate for U.S. dollars as of March 31, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

(2)

On January 1, 2019, we adopted IFRS 16 – Leases, and Azul had to capitalize the right-of-use of all aircraft previously held under operating leases and depreciate the asset on a straight-line basis over the life of the underlying lease contract or the component useful economic life, whichever is shorter. Azul applied the full retrospective transition approach on January 1, 2019, under which the comparative information from prior years ended December 31, 2018 and 2017 have been restated.

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

(5)

Adjusted EBITDA is equal to EBITDA adjusted to exclude foreign currency exchange, net, derivative financial instruments, net, other financial income (expense), and result from related party transactions, net. Adjusted EBITDA is not a measure of financial performance in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution. Other companies may calculate Adjusted EBITDA differently than us. Adjusted EBITDA serves as an indicator of overall financial performance that we believe serves as an important tool to periodically compare our operating performance, as well as to support certain administrative decisions. Because Adjusted EBITDA does not include certain costs related to our business, it has limitations which affect its use as an indicator of our profitability. See “Introduction—Presentation of Financial and Other Information” for a reconciliation of Adjusted EBITDA to net income (loss). The 2019 and 2018 calculation of Adjusted EBITDA takes into consideration non-recurring losses totaling R$3.2 billion in 2019, including R$2.1 billion recorded under depreciation, consisted of an impairment charge related to the difference between the book value and expected recoverable amount of our E-Jets, the write-off of E-Jets inventory and spare parts, expected aircraft sale losses, delivery expenses, and contractual early termination fees and R$226.3 million in 2018 in connection with the sale of six E-Jets.

(6)	Represents Adjusted EBITDA divided by total operating revenue.

The following table presents the reconciliation of the non-GAAP performance measures EBITDA and Adjusted EBITDA to net income (loss) for the periods indicated below:

	For the Years Ended December 31,
	2019(2)	2019(2)	2018(2)	2017(2)
	(in thousands)
Reconciliation:	(US$)(1)	(R$)	(R$)	(R$)
Net income (loss) for the year	(462,247)	(2,403,086)	(635,731)	424,513
Plus (minus):
Financial expense(3)	195,274	1,015,172	856,308	828,153
Financial income(4)	(8,109)	(42,157)	(65,076)	(84,071)
Current income taxes	429	2,228	11,224	(2,875)
Deferred income taxes	(26,046)	(135,407)	171,581	(7,509)
Depreciation and amortization(5)	706,116	3,670,884	1,284,050	1,063,378
EBITDA(6)	405,416	2,107,634	1,622,356	2,221,589
Foreign currency exchange, net(7)	75,385	391,905	1,306,063	(34,859)
Derivative financial instruments, net(8)	(62,603)	(325,452)	(298,094)	90,171
Other financial expense(9)	60,467	314,352	238,520	250,444
Other financial income(10)	(5,754)	(29,914)	(9,446)	(44,201)
Result from related parties transactions, net	3,262	16,959	(381,725)	(176,975)
Non-recurring events(11)	220,695	1,147,325	226,261	—
Adjusted EBITDA(6)(12)	696,868	3,622,809	2,703,934	2,306,169
Adjusted EBITDA Margin(%)(13)	31.7%	31.7%	29.9%	29.9%

(1)

For convenience purposes only, the amounts in reais for the year ended December 31, 2019 have been translated to U.S. dollars using the rate R$5.1987 as of March 31, 2020, which corresponds to the commercial selling rate for U.S. dollars as of March 31, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

(2)

On January 1, 2019, we adopted IFRS 16 – Leases, and Azul had to capitalize the right-of-use of all aircraft previously held under operating leases and depreciate the asset on a straight-line basis over the life of the underlying lease contract or the component useful economic life, whichever is shorter. Azul applied the full retrospective transition approach on January 1, 2019, under which the comparative information from prior years ended December 31, 2018 and 2017 have been restated.

(3)

Interest expense is interest on loans, interest on lease, interest on finance lease and interest on factoring credit card, and travel agencies receivables, which is a component of financial expense. See “Note 26. Financial result” to our audited consolidated financial statements.

(4)	Interest income is interest on short-term investments and sublease receivable, which is a component of financial income. See “Note 26” to our audited consolidated financial statements.
(5)	Depreciation and amortization in 2019 includes a R$2.1 billion impairment charge related to the phase-out plan of our E-Jets fleet. See “Note 1” to our audited consolidated financial statements.
(6)

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

(7)	Represents the foreign exchange remeasurement on U.S. dollar and Euro denominated assets and liabilities.
(8)	Represents currency forward contracts used to protect our U.S. dollar exposure.
(9)	Other financial expenses are a component of our financial expense. See “Note 26. Financial result” to our audited consolidated financial statements.
(10)	Other financial income is a component of our financial income. See “Note 26. Financial result” to our audited consolidated financial statements.
(11)

The calculations of Adjusted EBITDA for 2019 and 2018 take into consideration non-recurring losses totaling R$3.2 billion in 2019, including R$2.1 billion recorded under depreciation, consisted of an impairment charge related to the difference between the book value and expected recoverable amount of our E-Jets, the write-off of E-Jets inventory and spare parts, expected aircraft sale losses, delivery expenses, and contractual early termination fees and R$226.3 million in 2018 in connection with the sale of six E-Jets.

(12)

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

(13)	Represents Adjusted EBITDA divided by total operating revenue.

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

Balance Sheet Data

The following tables present key line items from our historical balance sheet data:

	December 31, 2019 (US$)(1)	December 31, 2019 (R$)	December 31, 2018 (R$)	December 31, 2017 (R$)
	(in thousands)
Cash and cash equivalents	316,979	1,647,880	1,169,136	762,319
Total assets	3,692,748	19,197,490	16,094,398	13,917,116
Loans and financing(2)	676,738	3,518,156	2,756,126	2,578,439
Lease liabilities	2,328,779	12,106,621	8,919,746	7,343,493
Equity	(676,933)	(3,519,174)	(1,150,038)	(390,971)
Issued capital	431,495	2,243,215	2,209,415	2,163,377
Total liabilities and equity	3,692,748	19,197,490	16,094,398	13,917,116

(1)

For convenience purposes only, the amounts in reais as of December 31, 2019 have been translated to U.S. dollars using the rate R$5.1987 as of March 31, 2020, which corresponds to the commercial selling rate for U.S. dollars as of March 31, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

(2)	Includes current and non-current loans and financing.

Operating Data

	As of and For the Years Ended December 31,
Operating Statistics (unaudited)	2019(2) (US$)(1)	2019(2) (R$)	2018(2) (R$)	2017(2) (R$)
Operating aircraft at end of period	142	142	125	122
Total aircraft at end of period	166	166	143	147
Cities served at end of period	116	116	116	116
Average daily aircraft utilization (hours)	11.3	11.3	10.4	10.5
Stage length (km)	1,050	1,050	1,006	905
Number of departures	295,354	295,354	262,312	259,966
Block hours	495,362	495,362	433,945	407,416
Passenger flight segments	27,674,247	27,674,247	23,122,440	22,014,009
Revenue passenger kilometers (RPKs) (million)	29,941	29,941	24,156	20,760
Available seat kilometers (ASKs) (millions)	35,868	35,868	29,353	25,300
Load Factor (%)	83.5%	83.5%	82.3%	82.1%
Passenger revenue (in thousands)	US$2,098,196	R$10,907,889	R$8,670,132	R$6,695,340
Passenger revenue per ASK (cents) (PRASK)	US$5.85	R$30.41	R$29.54	R$26.46
Operating revenue per ASK (cents) (RASK)	US$6.14	R$31.90	R$30.86	R$30.45
Yield per ASK (cents)	US$7.01	R$36.43	R$35.89	R$32.25
Trip Cost	US$6,129.04	R$31,863.06	R$29,114.87	R$24,857.25
End-of-period FTEs per aircraft	93	93	94	89
CASK (cents)	US$6.78	R$35.23	R$26.79	R$25.54
CASK adjusted (cents)(3)	US$5.05	R$26.24	R$26.02	R$25.54
CASK ex-fuel adjusted (cents)(4)	US$3.39	R$17.63	R$17.01	R$18.24
Fuel liters consumed (thousands)	1,203	1,203	1,036	940
Average fuel cost per liter	US$0.49	R$2.56	R$2.55	R$1.97

(1)

For convenience purposes only, the amounts in reais as of and for the year ended December 31, 2019 have been translated to U.S. dollars using the rate R$5.1987 as of March 31, 2020, which corresponds to the commercial selling rate for U.S. dollars as of March 31, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

(2)

On January 1, 2019, we adopted IFRS 16 – Leases, and we capitalized the right-of-use of all aircraft previously held under operating leases and depreciate the asset on a straight-line basis over the life of the underlying lease contract or the component useful economic life, whichever is shorter. Azul applied the full retrospective transition approach on January 1, 2019, under which the comparative information from prior years ended December 31, 2018 and 2017 have been restated.

(3)	CASK adjusted for non-recurring losses totaling R$3.2 billion in 2019 and R$226.3 million in 2018.
(4)	CASK excluding all fuel costs and adjusted for non-recurring losses totaling R$3.2 billion in 2019 and R$226.3 million in 2018.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, changes in monetary and tax policies, price controls, foreign exchange rate controls, currency devaluations, capital controls and limits on imports. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our securities may be adversely affected by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

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

In addition, Brazil has experienced a recession from 2014 to 2016 and since 2017, the Brazilian economy has been growing at a slow pace. GDP grew 1.0% in 2017, 1.1% in 2018, 1.1% in 2019, and is expected to contract by 2.96% in 2020, see—“Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Financial Condition and Results of Operations.” We cannot predict what measures the Brazilian federal government will take in the face of mounting macroeconomic pressures or otherwise.

Developments in Brazil’s political landscape, such as presidential and municipal elections, may also impact us. Uncertainty over whether the current Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our preferred shares, including in the form of ADSs. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and the trading price of our preferred shares, including in the form of ADSs. See “—The ongoing economic uncertainty and political instability in Brazil may adversely affect us and the price of our preferred shares, including in the form of ADSs.”

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

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as Lava Jato, have negatively impacted the Brazilian economy and political environment. Members of the Brazilian government, as well as senior officers of large state-owned companies, have faced or are currently facing allegations or convictions of, or have entered into plea bargain or leniency agreements for crimes related to crimes of political of corruption and money laundering. These individuals are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties of the government that were unaccounted for or not publicly disclosed. These funds were also allegedly destined toward the personal enrichment of certain individuals. A number of senior politicians, including members of Congress, and high-ranking executive officers of major corporations and state-owned companies in Brazil have been arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors and/or have resigned or been removed from their positions. The potential outcome of Lava Jato, as well as other ongoing corruption-related investigations is uncertain, but they have already had an adverse impact on the image and reputation of those companies that have been implicated as well as on the general market perception of the Brazilian economy, political environment and the Brazilian capital markets. We have no control over, and cannot predict, whether such investigations, allegations, convictions, plea bargains and agreements will lead to further political and economic instability or whether new allegations, convictions, plea bargaining or agreements against or with government officials, officers and/or companies will arise in the future. In addition, we cannot predict the outcome of any such allegations, convictions, plea bargains and agreements, nor their effect on the Brazilian economy.

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

The Brazilian currency has been historically volatile and has devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real depreciated against the U.S. dollar by 17.1% at year-end 2018 as compared to year-end 2017. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.87 per U.S. dollar on December 31, 2018, and R$4.03 per U.S. dollar on December 31, 2019, reflecting a 4.02% depreciation in the real against the U.S. dollar. Since the outbreak of COVID-19, the real depreciated over 30% as compared to the U.S. dollar and the real/U.S. dollar exchange rate reported by the Central Bank was R$5.1987 per U.S. dollar on March 31, 2020. There can be no assurance that the real will not further depreciate against the U.S. dollar or other currencies in the future.

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

Most of our revenues are linked to the real and a significant part of our operating expenses, such as fuel, certain aircraft operating lease agreements, certain flight hour maintenance contracts and aircraft insurance, are denominated in, or linked to, foreign currency. In addition, we have and may incur substantial amounts of U.S. dollar-denominated operating lease or financial obligations, fuel costs linked to the U.S. dollar and U.S. dollar-denominated indebtedness in the future or similar exposures to other foreign currencies. As of December 31, 2019, 2018 and 2017, 41.3%, 43.2% and 41.4% of our operating expenses, respectively, were denominated in, or linked to, foreign currency.

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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, Brazilian inflation rates were 4.3%, 3.8%, 2.9%, 6.3%, 10.7% and 6.4% for the years 2019, 2018, 2017, 2016, 2015 and 2014, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could adversely affect us and the price of our preferred shares, including in the form of ADSs. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the SELIC (Sistema Especial de Liquidação e Custódia), the Central Bank’s overnight rate, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil), or COPOM, increased from 10.00% at the beginning of 2014 to a high point of 14.25% in 2016 before a series of rate reductions in 2017, 2018 and 2019, bringing the SELIC rate down to 7.00% as of December 31, 2017, 6.50% as of December 31, 2018 and to 4.50% as of December 31, 2019. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

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

The economic and market conditions of other countries, including the United States, countries of the Europe, and emerging markets, may affect the credit availability and the volume of foreign investments in Brazil and in the countries in which we do business, to varying degrees. More recently, Brexit has contributed to increased volatility and uncertainty in a number of financial markets. In addition, the crisis affecting emerging markets that began in the second quarter of 2018 as a result of the rise in interest rates by the U.S. Federal Reserve and the trade war between the United States and China, among other factors, could have an impact on the Brazilian economy. Political risks remain mainly from the United States presidential election, the medium-term relationship between the United States and China, uncertainty over government instabilities in Europe and other local geopolitical risks. The materialization of these risks may affect global growth and decrease investors’ interest in assets from Brazil and other countries in which we do business, which may materially and adversely affect the market price of our preferred shares, including in the form of ADSs, making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.

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

Brazil has lost its investment grade sovereign debt credit rating by the three main U.S. based credit rating agencies, Standard & Poor’s, Moody’s and Fitch. Standard & Poor’s downgraded Brazil’s sovereign debt credit rating from BBB- to BB+ in September 2015, subsequently reduced it to BB in February 2016, and maintained its negative outlook on the rating, citing Brazil’s fiscal difficulties and economic contraction as signs of a worsening credit situation. In December 2015, Moody’s placed Brazil’s Baa3 sovereign debt credit rating on review and downgraded Brazil’s sovereign credit rating in February 2016 to Ba2 with a negative outlook, citing the prospect for further deterioration in Brazil’s indebtedness figures amid a recession and challenging political environment. Fitch downgraded Brazil’s sovereign credit rating to BB+ with a negative outlook in December 2015, citing the country’s rapidly expanding budget deficit and worse-than-expected recession, and further downgraded Brazil’s sovereign debt credit rating in May 2016 to BB with a negative outlook. On January 11, 2018 Standard and Poor’s downgraded Brazil’s sovereign credit rating due to concerns over a large deficit, stalled pension reform and presidential elections. On February 23, 2018, Fitch further downgraded Brazil’s sovereign credit rating to BB-minus with a stable outlook. On April 9, 2018, Moody’s reaffirmed the Ba2 rating, but raised the outlook from negative to stable, citing expectations that the winner of the October 2018 presidential elections will pass fiscal reforms. On December 11, 2019, Standard & Poor’s maintained Brazil’s credit rating at BB- with a positive outlook.

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

If the CDI Rate or LIBOR were to increase, our repayments under certain loans, operating and finance leases would increase, and we may not be able to adjust the prices we charge to offset increased payments. For example, our repayments under some of our operating and finance leases and debt-financed aircraft are linked to LIBOR. The outstanding loan balance due on our finance lease and debt-financed aircraft contracts linked to LIBOR amounted to R$897.4 million as of December 31, 2019, R$1,049.9 million as of December 31, 2018 and R$1,232.6 million as of December 31, 2017.

Significant increases in consumption, inflation or other macroeconomic pressures may lead to an increase in these rates. Increases in the CDI Rate or LIBOR may have adverse effects on us. An increase of 0.5% in the CDI Rate would represent additional expenses in interest rates of R$13.2 million per year. On the other hand, an increase of 0.5% in LIBOR would represent additional expenses in interest rates of R$0.4 million. For further information regarding our exposure to the risk of interest rate variations, see “Item 5. Operating and Financial Review and Prospect—Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations—Effects of exchange rates, interest rates and inflation.”

In addition, various interest rates and other indices which are deemed to be “benchmarks” (including LIBOR and Euro Interbank Offered Rate, or EURIBOR) are the subject of recent national, international and other regulatory guidance and proposals for reform. Some of these reforms are already effective while others are still to be implemented, including the majority of the provisions of the EU Benchmark Regulation (Regulation (EU) 2016/1011), or the Benchmarks Regulation.

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

We offer products and services that depend on the performance and reliability of the infrastructure in Brazil and abroad. Historically, public investment in the construction and development of airports, ports, highways and railroads has been relatively low, which affects the demand for domestic tourism and could also affect our ability to carry out our operations or limit our expansion plans as well as cause delays and increase operational costs. For example, in 2007, Brazil went through a significant crisis related to its air traffic control system, which negatively impacted air travel and the tourism industry as a whole. Insufficient public and/or private investment in the expansion of Brazilian infrastructure, particularly airports, ports and other travel hubs could lead to a decrease in sales or lower growth rates than we expect, which may adversely affect us and growth prospects. In particular, lack of or insufficient investment in the maintenance at our main hub in Campinas could impact the general activity and operation of the airport, which would adversely impact us. For example, Aeroportos Brasil, which holds a concession for the operation of Viracopos airport from ANAC, filed for bankruptcy protection in 2018 as it has not complied with its contractual obligations relating to the construction of a new terminal. On February 17, 2020 creditors approved Aeroportos Brasil’s debt restructuring plan, which consists in returning the concession for the operation of Viracopos airport to ANAC to initiate a re-bidding process of the concession to a new operator. For more information, see “Item 4.B. Business Overview—Airports and Other Facilities and Properties—Airports” and “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Risks Relating to our Business and the Brazilian Civil Aviation Industry

Substantial fluctuations in fuel costs or the unavailability of fuel, which is mostly provided by one supplier, would have an adverse effect on us.

Historically, international and local fuel prices have been subject to wide price fluctuations based on geopolitical issues and supply and demand. Fuel expenses, which at times in 2007 and 2008 were at historically high levels, constitute a significant portion of our total operating expenses, accounting for 24.4% as of December 31, 2019, 33.6% as of December 31, 2018 and 28.6% as of December 31, 2017. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. Events resulting from prolonged instability in the Middle East or other oil-producing regions, or the suspension of production by any significant producer, may result in substantial price increases and/or make it difficult to obtain adequate supplies, which may adversely affect us. Natural disasters or other large unexpected disrupting events in regions that normally consume significant amounts of other energy sources could have a similar effect. We cannot predict the price and future availability of fuel with any degree of certainty, and significant increases in fuel prices may harm our business. Our hedging activities may not be sufficient to protect us from fuel price increases, and we may not be able to adjust our fares adequately to protect us from this cost.

We purchase fuel from a number of distributors in Brazil, principally from BR Distribuidora, a subsidiary of Petrobras, Air BP Brasil Ltda. and Raízen Combustíveis Ltda., with whom we have agreements to exclusively purchase all of our jet fuel needs in certain locations. As of December 2019, BR Distribuidora provided 61% of our fuel and was entitled to terminate its fuel supply contracts with us for a number of reasons, including (i) non-compliance with any contractual obligation, (ii) non-payment of invoices up to 60 days after expiration and (iii) in the event of our judicial or extrajudicial liquidation. In addition, BR Distribuidora may be unable to guarantee its fuel supply to us, for example due to difficulties in its production, import, refining or distribution activities. If we were unable to obtain fuel on similar terms from alternative suppliers, our business would be adversely affected. In addition, our agreement with BR Distribuidora enables us to lock in the cost of the jet fuel that we will consume in the future. Accordingly, in case this agreement is terminated, we might be required to enter into alternative hedging or pay higher prices, which could adversely affect us.

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

We expect to incur additional fixed costs, including contractual debt, as we lease or acquire new aircraft and other equipment to implement our growth strategy or other purposes. Based on our current firm orders, between 2020 and 2024, we expect to add approximately 71 next-generation E2 aircraft, 42 next-generation Airbus 320neos and two next-generation Airbus A330-900neo widebody aircraft to our fleet, replacing current generation aircraft.

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

Further, in December 2018, the former Brazilian president approved Provisional Measure (Medida Provisória) MP 863/2018, which lifts restrictions on foreign ownership of Brazilian airlines’ voting stock. On June 17, 2019, the provisional measure MP 863/2018 was converted into de Law No 13.842/2019, amending the Brazilian Aeronautical Code, and allowed 100% of the voting stock of a company belonged to foreigners, in other words, completely opened up the market to outsiders. See “Item 4.B. Business Overview—Restrictions on the Ownership of Shares in Air Transportation Service Providers.”

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

We face intense competition on certain routes in Brazil from existing scheduled airlines, charter airlines and potential new entrants in our market and also with regards to our business units TudoAzul, Azul Cargo and Azul Viagens. In particular, we face strong competition in routes and markets where our network overlaps with that of our main competitors. As of December 31, 2019, 35% and 28% of our domestic network overlapped with that of Gol and LATAM, respectively. Airlines increase or decrease capacity in markets based on perceived profitability. Decisions by our competitors that increase overall industry capacity, or capacity dedicated to a particular region, market or route, as well as any other management decisions that increase a potential competitor’s market share, could have a material adverse impact on us. Our growth and the success of our business model could stimulate competition in our markets through the development of similar strategies by our competitors. If these competitors adopt and successfully execute similar business models, we could be adversely affected.

Each year we may face increased competition from existing and new participants in the Brazilian market. The air transportation sector is highly sensitive to price discounting and the use of aggressive pricing policies. Other factors, such as flight frequency, schedule availability, brand recognition, and quality of offered services (such as loyalty programs, VIP airport lounges, in-flight entertainment and other amenities) also have a significant impact on market competitiveness. In addition, the barriers to entering the domestic market are relatively low and we cannot assure you that existing or new competitors in our markets will not offer lower prices, more attractive services or increase their route capacity in an effort to obtain greater market share. We may also face competition from international airlines as they introduce and expand flights to Brazil. In addition to competition among scheduled airlines and charter operators, the Brazilian airline industry faces competition from ground transportation alternatives, such as interstate buses and automobiles. Finally, the Brazilian government and regulators could give preference to new entrants or provide support to our competitors, for example, when granting new and current slots in Brazilian airports, as previously occurred with respect to new slots at Congonhas airport

On December 10, 2018, Avianca Brasil filed for judicial reorganization (recuperação judicial) with the bankruptcy court in São Paulo and in May 2019 ANAC issued a note suspending all flights operated by the airline. As a result, several slots operated by Avianca Brasil including all the slots operated at Congonhas airport have been redistributed to other airlines, including us.

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

On August 14, 2018, the then President of Brazil approved Law 13709/2018, a comprehensive data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships (Lei Geral de Proteção de Dados), or the LGPD. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and will affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. The obligations established by LGPD is expected to become effective in August 2020, by which date all legal entities will be required to adapt their data processing activities to these new rules. Any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could seriously harm our business, financial condition or results of operations. See “Item 4.B. Business Overview—Data Protection.”

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

We, our reputation, and the price of our preferred shares, including in the form of ADSs, could be adversely affected by events outside of our control, such as natural disasters, epidemics or acts of terrorism.

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

Demand for air travel may be adversely impacted by events beyond our control, such as adverse weather conditions and natural disasters, terrorist attacks, war or political and social instability. Epidemics and outbreaks such as the recent such as the COVID-19 pandemic, Zika virus, Ebola, avian flu, foot-and-mouth disease, swine flu, Middle East Respiratory Syndrome, or MERS, and Severe Acute Respiratory Syndrome, or SARS, may also result in quarantines of our personnel or an inability to access facilities or our aircraft, which would harm us, our reputation, and the market value of our common shares and preferred shares, including in the form of ADSs. The outbreak of diseases such as COVID-19 could result in significant decreases in passenger traffic and the imposition of government restrictions in service and could have a material adverse impact on the airline industry. Situations such as these, or other conditions beyond our control, in one or more of the markets in which we operate could have a material impact on our business, financial condition and results of operations. Furthermore, the current spread of COVID-19 and other adverse public health developments could have a prolonged effect on air travel demand and any prolonged or widespread effects could significantly impact our operations.

For more information, see “ — A pandemic or the widespread outbreak of contagious illnesses can have a material adverse effect on our business and results of operations.”

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

A pandemic or the widespread outbreak of contagious illnesses can have a material adverse effect on our business and results of operations.

An outbreak of a disease that affects travel behavior and the demand for air travel can have a material adverse impact in the airline industry, our business, our results of operations and our common shares and preferred shares, including in the form of ADSs.

In December 2019, COVID-19 was reported to have surfaced in Wuhan, China. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. This pandemic, as well as the reality or fear of any other adverse public health developments, has materially affected travel demand in Brazil and worldwide. Additionally, the COVID-19 pandemic resulted in further significant financial market volatility and uncertainty worldwide. Therefore, the market value of our common shares and preferred shares, including in the form of ADSs may be adversely affected by events occurring inside or outside of Brazil. The recent outbreak of the COVID-19 pandemic has already negatively affected global economic conditions, disrupted supply chains and otherwise negatively impacted air travel demand, aircraft manufacturing operations and reduced the availability of aircraft and aircraft spare parts. The ultimate severity of the COVID-19 outbreak is uncertain at this time and therefore we cannot predict the additional impact it may have on the availability of aircraft or aircraft spare parts.

The outbreak of COVID-19 has led to government-imposed travel restrictions, flight cancellations, and a marked decline in passenger demand for air travel. The containment and quarantine measures that are being implemented across Brazil and worldwide are significantly limiting the mobility of our customers, crewmembers and business partners, making our operation unfeasible in several routes we serve. As a result, on March 24, 2020, we announced that from March 25, 2020 to April 30, 2020, we expect to operate 70 non-stop flights per day to 25 cities, representing a 90% reduction of our consolidated planned capacity in terms of ASKs for the month of April, in light of the uncertainty due to the COVID-19 pandemic that is affecting the demand for air traffic. We also announced several measures to reduce fixed costs and preserve our cash position. For more information, see “Events Subsequent to the Date of the Financial Statements.” Continued travel restrictions, reduced demand for travel and continued loss in revenue resulting from the rapid spread of COVID-19 or other contagious illnesses that adversely reduce demand for air travel in a part of the world in which we have significant operations could a material adverse effect on our business and results of operations. The current spread of COVID-19 and other adverse public health developments could have a prolonged effect on air travel demand and any prolonged or widespread effects could significantly impact our operations, cash flows and financial condition. We cannot fully predict the extension and the duration of the impact that the COVID-19 pandemic will have on worldwide air travel and we are not able to fully determine the growth of our operating fleet over the next few years as a result of the impact of the spread of COVID-19 on demand for air travel in the regions we operate.

The effects of COVID-19 on our business are not limited to reduced air travel demand. As a result of the pandemic, the availability of credit line facilities became restricted, which could further adversely impact our financial expenses and ability to finance our operations. Additionally, COVID-19 has had, and may continue to have, a negative impact on the value of our investments and may result in write-offs of such investments. In particular, COVID-19 has directly and adversely impacted TAP, an entity that we are invested in and with which we have other business arrangements. See “ Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements—TAP.” Furthermore, since the outbreak of COVID-19, the Brazilian real depreciated over 30% as compared to the U.S. dollar, increasing the cost of our operating expenses denominated in U.S. dollars, including, without limitation, corporate bonds, aircraft rent, fuel and maintenance.

The extent to which COVID-19 could impact our business is still uncertain and depends on future developments, which cannot be predicted and are outside of our control, including, among others, government imposed measures, new information which may quickly emerge concerning the severity of the virus, the scope of the outbreak and other actions to contain the virus or treat its impact.

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

Our business is labor intensive. Our expenses related to our workforce (salaries, wages and benefits) represented 14.8%, 18.0%, and 20.1%, of our total operating expenses for the years 2019, 2018 and 2017, respectively. All Brazilian airline employees, including ours, are represented by regional aviation unions and by two national labor unions: the National Pilots’ and Flight Attendants’ Union (Sindicato Nacional dos Aeronautas) and the National Aviation Union (Sindicato Nacional dos Aeroviários). Negotiations regarding cost of living increases and salary payments are conducted annually between these unions and an association that represents all Brazilian airline companies, the National Union of Airline Companies (Sindicato Nacional das Empresas Aeroviárias), or SNEA. Work conditions and maximum work hours are regulated by government legislation and are not subject to labor negotiations. Future terms and conditions of collective agreements could become more costly for us as a result of an increase in threats of strikes and binding negotiations between the unions and SNEA. Furthermore, certain employee groups such as pilots, mechanics and other airport personnel have highly specialized skills and cannot be easily replaced. Our labor costs could increase if the size of our business increases. Any labor proceeding or other workers’ dispute involving unionized employees could adversely affect us or interfere with our ability to carry out our normal business operations.

Moreover, we are subject to periodic and regular investigations by labor authorities, including the Brazilian Ministry of Labor and the Public Prosecutor’s Office, or the Labor Prosecution Office, with respect to our compliance with labor rules and regulations, including those relating to occupational health and safety. These investigations could result in fines and proceedings that may materially and adversely affect us. For example, in February 2017, the Federal Labor Prosecutor’s Office filed a lawsuit against us claiming that we have allegedly violated certain labor regulations, including limitations on daily working hours and resting periods. The claim involves an amount of approximately R$66 million in punitive damages. The Federal Labor Prosecutor’s Office also requested the grant of an injunction limiting overtime and enforcing legally required breaks, under the penalty of R$5,000 per breach. This injunction has been denied by the labor court. The lawsuit has been suspended and we are in the process of negotiating a Conduct Adjustment Agreement (Termo de Ajuste de Conduta) with the Federal Labor Prosecutor’s Office. We believe the probability of a loss is possible and, although we expect our ultimate liability to be significantly lower than the amount originally claimed, we cannot guarantee that the outcome of this claim will not materially and adversely affect us.

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

Our business is heavily dependent on our operations at our three hubs at Viracopos airport, Confins airport and Recife airport. Many of our routes operate through these hubs, which account for a significant part of our daily arrivals and departures. Like other airlines, we are subject to delays caused by factors beyond our control and that could affect one or more of our hubs or other airports in any of the regions served by us. For example, in 2018, an incident with an aircraft from LATAM caused the closing of a runway at Confins airport, one of our main hubs, for 21 hours, which negatively impacted our operations and forced us to re-accommodate our passengers to new flights. Due to this geographical capacity concentration, we may not be able to react as quickly or efficiently as our competitors to any delays, interruption or disruption in service or fuel at any one or more of our hubs, which could have a material adverse impact on us. Furthermore, ANAC has granted concessions for the operation of Viracopos airport and Confins airport. We have no control over these concessions and cannot predict how the current concessions, any future concessions or the termination of any concessions could affect these airports. For example, Aeroportos Brasil, which holds a concession for the operation of Viracopos airport from ANAC, filed for bankruptcy protection in 2018 as it has not complied with its contractual obligations relating to the construction of a new terminal. On February 17, 2020, creditors approved Aeroportos Brasil’s debt restructuring plan, which requires returning the concession for the operation of Viracopos airport to ANAC to initiate a new bidding process of the concession to a new operator.For more information, see “Item 4.B. Business Overview—Airports and Other Facilities and Properties—Airports” and “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Any changes to these concessions could have a material adverse impact on us.

We fly and depend upon Embraer, ATR and Airbus aircraft, and we could suffer if we do not receive timely deliveries of aircraft, if aircraft from these companies become unavailable or subject to significant maintenance or if the public negatively perceives our aircraft.

As our fleet has grown, our reliance on Embraer, ATR and Airbus has also grown. As of December 31, 2019, our passenger operating fleet consisted of 59 Embraer E-Jets, 33 ATR aircraft, 38 next-generation Airbus A320neos and 10 Airbus A330s.

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

As of December 31, 2019, the average age of our operating fleet was 5.8 years. Our relatively new aircraft require less maintenance now than they will in the future. Our fleet will require more maintenance as it ages and our maintenance and repair expenses for each of our aircraft will be incurred at approximately the same intervals. In the event we cannot renew our fleet, our scheduled and unscheduled aircraft maintenance expenses will increase as a percentage of our revenue in future years. Any significant increase in maintenance and repair expenses would have a material adverse effect on us.

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

In 2016, ICAO adopted a resolution creating the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA), providing a framework for a global market-based measure to stabilize carbon dioxide, or CO2, emissions in international civil aviation (i.e., civil aviation flights that depart in one country and arrive in a different country). CORSIA is being implemented in phases, starting with the participation of ICAO member states on a voluntary basis during a pilot phase (from 2021 through 2023), followed by a first phase (from 2024 through 2026) and a second phase (from 2027). Currently, CORSIA focuses on defining standards for monitoring, reporting and verification of emissions from air operators, as well as on defining steps to offset CO2 emissions after 2020. We expect to report our emissions to Brazilian authorities starting in 2020. Brazil is expected to become a signatory of CORSIA in 2027. To the extent most of the countries in which we operate continue to be ICAO member states, in the future we may be affected by regulations adopted pursuant to the CORSIA framework. The proliferation of national regulations and taxes on CO2 emissions in the countries that we have domestic operations, including environmental regulations that the airline industry is facing in Brazil, may also affect our costs of operations and our margins.

Concerns about climate change and greenhouse gas emissions may result in additional regulation or taxation of aircraft emissions in Brazil, the United States or Europe. Future operations and financial results may vary as a result of the adoption of such regulations in Brazil, the United States or Europe.

The European Union has proposed a directive under which the existing emissions trading scheme, or ETS, in each European Union member state was to be extended to all airlines. This directive would require us to submit annual emission allowances in order to operate routes to and from European Union member states. As of December 31, 2019, this proposal would affect only intra-European flights (which are not material to our business) but there is a possibility that the directive could be extended to all flights in the future. Currently, we operate two routes to and from Europe, and service additional destinations in Europe through our code-sharing agreement with TAP. Although this proposal has been postponed for evaluation and it is uncertain whether it will be approved, it is increasingly likely that we will be required to participate in some form of an international aircraft emissions program in the future, which may involve significant costs.

We may incur financial losses and damages to our reputation from environmental and social risks.

Environmental and social risk is considered a material issue for our business since it can affect the creation of shared value in the short, medium and long terms, from the standpoint of our organization and our main stakeholders. Further, we understand environmental and social risk as the possibility of losses due to exposure to environmental and social events arising from the performance of our activities. We also recognize climate risk as an emerging environmental and social risk. Climate change is a risk as it affects our clients, suppliers and our operations, including property and equipment. Finally, our reputation could be affected if we do not fully comply with voluntary commitments, such as Equator Principles, Principles for Responsible Investment and National Pact for the Eradication of Slave Labor among others.

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

Our financing agreements contain covenants and restrictions that restrict us and our subsidiaries’ ability to engage in change of control transactions and terminate concession agreements associated with such financial contracts, whether through failure to renew or otherwise. In addition, certain of our financing instruments require us and our subsidiaries to meet financial covenants calculated as of December 31 of each year that, among other restrictions, limit our permissible ratios of debt to EBITDA and debt to cash freely convertible into U.S. dollars. Our ability to comply with the covenants and restrictions contained in our financing agreements may be affected by economic, financial and industry conditions beyond our control. The breach of any of these covenants and restrictions could result in declaration of an event of default and acceleration of the maturity of indebtedness, which would require us to pay all amounts outstanding.

As of December 31, 2019, we were in compliance with all financial covenants in our financing instruments requiring us to maintain certain ratios. An eventual default under such agreements may result in their early termination and, as consequence, the cross-default of certain obligations which would cause a material adverse effect on us.

For more information on the covenants and restrictions and on certain defaults under our financing agreements see “Item 5.B. Liquidity and Capital Resources—Loans and Financings” and “Item 5.D. Trend Information.”

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

In accordance with Brazilian corporate law and our bylaws, our controlling shareholder has the legal power to, among other things, elect the majority of our directors and determine the outcome of any action requiring shareholder approval. This power includes the ability to control decisions with respect to related party transactions (excluding transactions with a related party to the controlling shareholder himself), corporate restructurings, dispositions, partnerships, sale of all or substantially all of our assets, withdrawal of our shares from the Level 2 segment of B3 and the time for payment of any future dividends. Our controlling shareholder may choose to enter into acquisitions, dispositions, partnerships or enter into loans and financing or other similar transactions for us that could conflict with the interests of investors and that may negatively affect us. As of December 31, 2019, our controlling shareholder owned, directly and indirectly, 67% of our voting capital and 50.4% of our total capital. In economic terms, our controlling shareholder’s holdings equal 5.8%. In particular, due to our capital structure, the capital contributions made by the holders of our common shares to date were considerably lower than those made by the holders of our preferred shares, which means that our controlling shareholder has the right to direct our business but has considerably less economic interest with respect to the results of our activities than holders of our preferred shares. This difference in economic interest may intensify conflicts of interests between our controlling shareholder and you.

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

We have established stock option and restricted share plans for key personnel, including our officers, certain managers and other key crewmembers. We estimate that as of December 31, 2019, 2,294,135 new preferred shares would have been issued if all of our vested options were exercised by the holders thereof at a weighted average strike price of R$13.81. The exercise of vested options by the holders thereof could result in substantial dilution in book value to investors if the public offering price for our preferred shares (including in the form of ADSs) is higher than the book value of such shares in the future upon the exercise of our stock options. See “Item 6.B. Management Compensation—Stock-Based Incentive Plans.”

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

The investment in marketable securities traded in emerging countries, such as Brazil, usually represents higher levels of risk as compared to investments in securities issued in countries whose political and economic situations are more stable, and in general, such investments are considered speculative in nature. The Brazilian capital market is substantially smaller, less liquid, more volatile, and more concentrated than major international capital markets. B3 exchange-listed companies had an aggregate market capitalization of R$4.6 trillion as of December 31, 2019 and a daily average trading volume of R$17.3 billion as December 31, 2019, according to B3. These market characteristics may substantially limit the capacity of holders of our preferred shares to sell them at the price and time of their preference and this may have an adverse effect on the market price of our preferred shares.

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

Holders of our preferred shares, including in the form of ADSs, may not receive any dividends or interest on shareholders’ equity.

According to our bylaws, provided that the Company records a net income and there are no accumulated losses, we must pay our common and preferred shareholders at least 0.1% of our annual adjusted net income as dividends or interest on shareholders’ equity, as calculated and adjusted pursuant to Brazilian corporate law. Interim dividends and interest on our shareholders’ equity declared for each fiscal year may be attributed to our minimum obligatory dividend for the year in which it was declared. For more information, see “Item 10.F. Dividends and Payment Agents—Dividend Policy.” This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed under Brazilian corporate law, and may not be made available for payment as dividends or interest on shareholders’ equity.

Additionally, Brazilian corporate law allows a company like ours to suspend the mandatory distribution of dividends in any particular fiscal year if our board of directors informs our shareholders that such distribution would be inadvisable in view of our financial condition. If these events were to occur, the holders of our preferred shares, including in the form of ADSs may not receive dividends or interest on shareholders’ equity.

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

In the event that you are not entitled to preemptive rights or are unable or unwilling to exercise preemptive rights in connection with the preferred shares, including in the form of ADSs or other securities, your investment could be subjected to dilution.

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

We rely on certain exemptions as a foreign private issuer listed on the NYSE. For example, the NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the affirmative determination of the board of directors of absence of a material relationship between a director and the listed company. Under the listing standards of Level 2 segment of B3, our board of directors must have at least five members, at least 20% of which must be independent. Also, Brazilian corporate law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of Brazilian corporate law and the CVM, we do not believe that a majority of our directors would be considered independent under the NYSE rules. Also, pursuant to Brazilian corporate law and Instruction 308, dated May 14, 1999, as amended, issued by CVM, our audit committee, unlike the audit committee of a U.S. issuer, will not be composed of directors only, will only have an “advisory” role and may only make recommendations for adoption by our board of directors, which will be responsible for the ultimate vote and final decision.

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

Accordingly, holders of our ADSs will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements. For a comparison of the foregoing requirements, see “Item 16.G. Corporate Governance.”

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

Our start-up capital of R$400.7 million enabled us to invest up-front in a scalable operating platform and efficient young fleet. After less than six months of operations, we became Brazil’s third-largest airline in terms of domestic market share in May 2009, according to ANAC. Our operating fleet has grown from three Embraer E-Jets in December 2008 to a total of 142 aircraft, consisting of 59 Embraer E-Jets, 33 ATR aircraft, 38 next-generation Airbus A320neos, 10 Airbus A330s and two B737 freighter as of December 31, 2019.

In August 2012, we acquired TRIP, which at the time was the largest regional carrier in South America by number of destinations. The fleet similarity between the two airlines allowed us to integrate all of TRIP’s activities by June 2014. The TRIP acquisition substantially increased our network connectivity, enabling us to serve 106 destinations upon completion of the acquisition and to become the leading carrier in terms of departures in 73 cities as of December 31, 2019 as well as to consolidate our position as a leader in Brazil’s fast-growing regional aviation market. As of December 31, 2019, we had the largest airline network in Brazil in terms of departures and cities served, with 916 daily departures spanning 116 destinations – an unparalleled network of 249 non-stop routes.

Leveraging the strength of the network we built over the previous years, in December 2014 we started operating international flights with Airbus A330 aircraft, serving millions of passengers that connected throughout our network and that previously did not have a convenient option to travel internationally.

As part of our plans to expand globally, we have also established code-share agreements with other carriers such as United and TAP, giving our passengers the ability to connect to more than 200 destinations worldwide in addition to the 116 destinations we currently serve.

Capital Expenditures

For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.

B.	Business Overview

General

We are the largest airline in Brazil in terms of departures and cities served, with 916 daily departures to 116 destinations, creating an unparalleled network of 249 non-stop routes as of December 31, 2019. As the sole airline on 70% of our routes, we are the leading airline in 73 Brazilian cities in terms of departures and carried approximately 28.0 million passengers in the year ended December 31, 2019. In addition to having an extensive network, optimized fleet, and a high-quality product, we also have strategic revenue generating business units including our wholly-owned loyalty program TudoAzul, and our logistics solutions business Azul Cargo.

Brazil is geographically similar in size to the continental United States and is currently the sixth largest market for domestic airline passengers in the world. Since 2008, the number of domestic airline passengers carried in Brazil has increased by 90% to 95 million in 2019, according to ANAC, and Azul alone has captured almost 60% of that growth. Brazil’s air travel market continues to be significantly underpenetrated and is expected to double by 2029 according to ABEAR.

We have the most extensive route network in Brazil, serving 106 domestic destinations, about twice as many as our main competitors Gol and LATAM, which served 60 and 46 destinations, respectively, as of December 31, 2019. We are the only provider of scheduled service to 40 of our domestic destinations and hold the leading position in eight out of the ten largest domestic airports in terms of departures in which we operate. Through our network, we connect travelers to destinations exclusively served by us from our three hubs, which cater to the São Paulo, Belo Horizonte and Recife markets, all among the largest metropolitan areas in the country. Notably, we are the leading airline at Viracopos airport, one of the principal airports in the São Paulo area and the largest domestic hub in South America in terms of non-stop destinations served, with a 97% share of its 139 domestic daily departures as of December 31, 2019.

We operate a young, fuel-efficient fleet that we believe is better tailored for Brazil than those of our main competitors, as it allows us to serve markets with different demographics, ranging from large capitals to smaller cities. As of December 31, 2019, our passenger operating fleet was comprised of 140 aircraft with an average age of 5.8 years, which is significantly younger than that of our main competitors. We believe that our diversified fleet is optimized to efficiently match capacity to demand. This enables us to offer superior connectivity as well as more convenient and frequent non-stop service to more airports than our main competitors, which exclusively operate larger aircraft.

A key driver of our profitability is our management team’s extensive experience in implementing a disciplined, low-cost operating model. Our optimized fleet yields lower trip costs than our main competitor. In the year ended December 31, 2019, our average trip cost was R$31,863, 29.6% lower than that of Gol. With the increase in the number of next-generation Airbus A320neos and Embraer E2s in our fleet, we expect to maintain our market-leading low trip cost advantage. In addition, our FTEs per aircraft were the lowest in Brazil at 93 compared to 143 for Gol as of December 31, 2019, according to Gol’s 2019 results filed with the SEC on February, 20, 2020.

We have built a strong brand by offering what we believe is a superior travel experience, based on a culture of customer service provided by a highly-motivated and well-trained team of crewmembers. Our service features include passenger seat selection, leather seats, individual entertainment screens with free live television at every seat in all our Embraer jets and most of our A320neos, extensive legroom with a pitch of 30 inches or more, complimentary beverage and snack services, and free bus service to key airports we serve. In addition, we expect to offer Wi-Fi service in most of our A320neo and E2 fleet. As a result of our strong focus on customer service, our NPS score in 2019 totaled 57, significantly higher than Gol’s NPS score of 40. In 2019, we won the Skytrax award of “Best Regional Airline in South America” for the eight consecutive year and Skytrax award of “Best Airline Staff” for the fourth consecutive year. In addition, we were named “Best Carrier in Latin America” for the third consecutive year and listed among the world’s top 10 airlines by TripAdvisor Travelers’ Choice.

We continue to invest in and expand our loyalty program TudoAzul, which had approximately 12 million members and 78 program partners as of December 31, 2019. TudoAzul has been the fastest growing loyalty program in terms of members in Brazil for the past six years compared to Smiles and LATAM Pass, the loyalty programs of Gol and LATAM, respectively, according to publicly available information of such competitors, including disclosure filed with or furnished to the SEC and information available on their respective websites. TudoAzul was also elected “Best Loyalty Program in Brazil” for the fourth consecutive year by readers of Melhores Destinos, the largest web portal of airline fare promotions and loyalty programs in Brazil. Given our network strength and the expected growth of passenger air travel, credit card penetration and usage and customer loyalty in Brazil, we believe that TudoAzul is a key strategic asset for us.

Other revenue streams are expected to be mostly driven by our logistics solutions business, Azul Cargo. In 2019 Azul Cargo grew 45% in terms of revenues, reaching R$481 million mostly driven by our increase in cargo volume transported and our expanding presence in the e-commerce segment, including a partnership with Mercado Libre. We ended 2019 with a 23% share of cargo volume transported in Brazil, giving the importance of our unique network and the capillarity support it provides. In addition, we intend to continue growing our ancillary and other revenue streams, including Azul Viagens, our travel package business.

In 2019, we generated total operating revenue of R$11.4 billion and a net loss of R$2,403.1 million compared to total operating revenue of R$9.1 billion and a net loss of R$635.7 million, respectively, in 2018. We had the impact of non-recurring losses, accounting for R$3.2 billion in 2019 and R$226.3 million in 2018.

Events Subsequent to the Date of the Financial Statements

On March 24, 2020, Azul announced that from March 25, 2020 to April 30, 2020, it expects to operate 70 non-stop flights per day to 25 cities, representing a 90% reduction of its consolidated planned capacity in terms of ASKs for the month of April, in light of the uncertainty due to the COVID-19 pandemic that is affecting the demand for air traffic. Azul also announced several measures to reduce fixed costs and preserve its cash position as described below.

Measures for costs and expenses reduction

•	Executive management team salary cut of 50% and managers salary cut of 25% until situation normalizes;

•	Hiring freeze;

•	Payment deferral of 2019 bonus and profit sharing;

•	An increase of crewmembers joining the Company’s voluntary unpaid leave program with over 10,500 requests approved as of March 31, 2020;

•	Suspension of travel and discretionary spending;

•	Grounding of surplus aircraft; and

•	Suspending all new aircraft deliveries.

Measures for balance sheet and cash flow management. In addition to taking aggressive steps to reduce operating costs, the Company is also working to strengthen its liquidity position by preserving cash, including:

•	Actively managing all areas of working capital;

•	Eliminating all non-critical capital spend;

•	Negotiating new payment terms with its commercial partners; and

•

Discussing new credit facilities with financial institutions, including the Brazilian Development Bank (BNDES), who announced a support package worth R$ 10 billion in credit lines for the Brazilian airline sector.

The Company anticipates that these initiatives to obtain additional sources of liquidity, along with measures to contain operational expenses and non-essential capex outflows, will provide ample resources to endure a prolonged downturn in demand during several months. However, it is not possible to guarantee their sufficiency and complete implementation, as some of them depend on third parties actions and decisions.

New measures may still be implemented by Azul, as the extent of the impact of COVID-19 on Azul’s operational and financial performance is still uncertain and will depend on future developments, including the duration and spread of the outbreak and related travel advisories and restrictions and the impact of the COVID-19 on overall demand for air travel, all of which cannot be predicted.

Management continues to monitor the Company’s profitability and its financial position, taking actions to sustain its ability to continue with its operations in the foreseeable future. For more information, see “Item 3.D. Risk Factors—A pandemic or the widespread outbreak of contagious illnesses can have a material adverse effect on our business and results of operations.”

On February 21, 2020, our wholly-owned subsidiary, Azul Linhas Aéreas Brasileiras, and Two Taxi Aereo, “TwoFlex”, announced that they have entered into a certain Quota Purchase Agreement under which we agreed to acquire the Brazilian regional carrier TwoFlex for the total purchase price of R$123 million. TwoFlex is a domestic airline based in Jundiaĺ, Brazil, founded in 2013 and offers regular passenger and cargo service to 39 destinations in Brazil, of which only three regional destinations are currently being served by Azul. TwoFlex also holds 14 daily departure and arrival slots on the auxiliary runway of Congonhas, São Paulo’s downtown airport. Congonhas is a particularly coveted airport because of its proximity to São Paulo’s business districts. Currently, our two larger competitors, Gol and LATAM, control most of the flights in Congonhas. TwoFlex’s fleet is composed of 17 owned Cessna Caravan aircraft, a regional turboprop with a capacity of nine passengers. On March 27, 2020, the Brazilian Administrative Council for Economic Defense (CADE – Conselho Administrativo de Defesa Econômica) approved the acquisition without imposing further obligations for the parties. The parties are working towards the closing of the transaction, which we expect to occur in the near future.

Strengths and Opportunities

Our Competitive Strengths

We believe the following business strengths allow us to compete successfully:

Largest Network in Brazil

We have the largest network in Brazil in terms of departures and cities served, with 916 daily departures serving 116 destinations, creating an unparalleled network of 249 non-stop routes as of December 31, 2019. Our connectivity at large hubs allows us to consolidate traffic, serving larger and medium-sized markets as well as smaller cities that do not generate sufficient demand for point-to-point service. We believe that our extensive network coverage allows us to connect more passengers than our competitors, who serve significantly fewer destinations. As of December 31, 2019, we served 106 destinations in Brazil, compared to 60 for Gol and 46 for LATAM. In addition, we were the sole airline on 70% of our routes and 40 of the destinations we served, and the leading player in 73 cities as of December 31, 2019. By comparison, Gol and LATAM were leading carriers in only 11 and 12 cities, respectively, as of December 31, 2019. Furthermore, as of December 31, 2019, 35% and 28% of our domestic network overlapped with that of Gol’s and LATAM’s, respectively, while Gol’s and LATAM’s networks had an overlap of approximately 88% between them.

Our Optimized Fleet Enables us to Efficiently Serve our Target Markets

Our fleet strategy is based on optimizing the type of aircraft for the different markets we serve. Our diversified fleet of ATR, E-Jets and Airbus aircraft enables us to serve markets that we believe our main competitors, who only fly one type of larger narrow-body aircraft, cannot serve profitably. We believe our current fleet of aircraft allows us to match capacity to demand, achieve high load factors, provide greater convenience and frequency, and serve low and medium density routes and markets in Brazil that are not served by our main competitors. According to ANAC, 47.1% of the flights in Brazil carried fewer than 120 passengers in 2019. Our domestic fleet consists of Embraer E-Jets which seat up to 136 passengers, fuel-efficient ATR aircraft which seat 70 passengers, and next-generation Airbus A320neos which seat 174 passengers, while all the narrow-body aircraft used by Gol and LATAM in Brazil have between 138 and 220 seats. As a result, the average trip cost for our fleet of R$31,862 as of December 31, 2019 was 29.6% lower than that of larger Boeing 737-800 jets flown by Gol. We also operate 10 Airbus A330s to serve international markets and two Boeing 737 freighter aircraft to support our cargo business

Our fleet plan focuses on maintaining a trip cost advantage relative to our main competitors while also providing us with flexibility for growth into new markets both domestically and internationally. Based on our current firm orders, between 2020 and 2024, we expect to add approximately 71 next-generation E-195 E2 aircraft, 42 next-generation Airbus 320neos and two next-generation Airbus A330-900neo widebody aircraft to our fleet, replacing older generation aircraft. These new generation aircraft are more fuel-efficient than older generation aircraft. We expect that our fleet plan will allow us to maintain market-leading trip costs and to reduce our CASK, both in absolute terms and relative to our main competitors.

Industry-Leading PRASK

We utilize a proprietary yield management system that is key to our strategy of optimizing yield through dynamic fare segmentation and demand stimulation. We target both business travelers, to whom we offer convenient flight options, and cost-conscious leisure travelers, to whom we offer low fares to stimulate air travel and to encourage advanced purchases. This segmentation model has enabled us to achieve a market-leading PRASK of 30.41 real cents in the year ended December 31, 2019. In addition, in 2019, our PRASK represented a 18.7% premium compared to Gol. We believe our superior network and product offering allows us to attract high-yield and frequent business travelers. According to ABRACORP, we held a 32% share in terms of Brazilian business-focused travel agency revenue, compared to a 24% market share in terms of RPKs as of December 31, 2019.

As an illustration of our ability to stimulate demand, the following table highlights the increase in average customers per day on certain routes from November 2008, shortly before we started operations, to December 2019:

	Total Direct Flights	Azul	Average Daily Enplanements (One Way)
Campinas—Rio de Janeiro
November 2008	6	—	564
December 2019	17	15	1,326
Campinas—Salvador
November 2008	—	—	155	(1)
December 2019	2	2	547
Campinas—Belo Horizonte
November 2008	5	—	503
December 2019	10	10	1,934
Belo Horizonte—Goiânia
November 2008	1	—	82
December 2019	4	4	299
Campinas—Porto Alegre
November 2008	—	—	241	(1)
December 2019	8	8	772

Source:	ANAC and internal data.
(1)	Itinerary available through connecting flight only.

The increase in flights from Campinas, our main hub, illustrates the success of our demand-stimulation model. Across Brazil, our Campinas hub offers superior connectivity for connecting passengers, with the most non-stop services in the country as of December 31, 2019. As a result of our focus on underserved markets, we have been able to establish a successful platform that has significantly increased demand at Viracopos airport over the last 11 years. In November 2008, before we began operations, airlines serving Viracopos airport offered just twelve daily departures to eight destinations. As of December 31, 2019, Viracopos airport offered 139 domestic daily departures to 61 destinations, and we held a 97.4% share of those daily departures.

Most Efficient Cost Structure in the Brazilian Market

We have leveraged our management team’s experience by implementing a disciplined, low-cost operating model to achieve our operational efficiencies. We believe we have achieved these operational efficiencies primarily through:

•	Optimized aircraft for markets and routes served;

•

Low cost of sales, distribution and marketing through direct-to-consumer marketing, e-commerce (approximately 88% of all sales were generated by online channels in year of 2019) and associated use of social networking tools;

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

As a result, we have achieved lower trip costs than our main competitor. In the year ended December 31, 2019, our average trip cost was R$31,863, 29.6% lower than that of Gol. In addition, our FTEs per aircraft were the lowest in Brazil at 93 compared to 143 for Gol as of December 31, 2019.

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

As part of the privatization process of TAP in 2016, a consortium of private investors (including our principal shareholder) acquired a stake in TAP, and we invested €90 million in exchange for TAP bonds convertible into 41.25% economic interest in TAP. On March 14, 2019, we acquired a fully diluted economic stake of 6.1% in TAP from Hainan Airlines (Hong Kong) Co. Limited for a purchase price of US$25 million. The current stake represents 20.0% and 35.6% of the voting rights and economic rights of Atlantic Gateway, respectively. As a result, considering our current investment in TAP through a bond that is convertible into 41.25% of TAP’s economic rights, Azul’s total economic interest in TAP, assuming the bonds are converted, increased to 47.35%. For information on the conversion mechanism of TAP bonds, see “Business—Strategic Partnerships, Alliances and Commercial Agreements—TAP.” As of December 31, 2019, TAP served 72 destinations, including 10 destinations in Brazil, and was the leading European carrier serving Brazil in terms of number of seats and flights. In addition, we currently offer non-stop flights between our and TAP’s main hubs, Campinas and Lisbon and between Campinas and Porto. We are constantly evaluating the various ways in which we can cooperate with TAP and as of December 31, 2019 we had subleased 15 aircraft to TAP as part of our fleet optimization plan, see “Item 4.B. Business Overview—Fleet” and “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements—TAP.”

As a result of our existing code-share agreements with United and TAP, our customers have access to more than 200 additional destinations worldwide. In addition, we believe that our strategic partnerships with these airlines provide our TudoAzul members with a broad range of attractive redemption options.

On February 6, 2020 we entered into a commercial joint venture agreement with TAP. Through this agreement, we will bring more connectivity to Brazilian domestic network and access to the European market, giving a more streamlined travel experience to customers flying between Brazil and Europe. The transaction was approved by Azul shareholders on December 9, 2019 and the closing of the transaction remains subject to regulatory approvals.

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

We focus on meeting our customers’ needs and had one of the best on-time performance records among Brazil’s largest carriers for the last four years, according to OAG, at 80%, 85%, 84% and 89% for the years ended in December 31, 2019, 2018, 2017 and 2016, respectively. In addition, our completion rate has been consistently high, totaling 99% in 2019, 98% in 2018 and 99% in 2017 and 2016.

Well-Recognized Brand

We believe we have been successful in building a strong brand by using innovative marketing and advertising techniques with low expenditures that focus on social networking tools to generate word-of-mouth recognition of our high-quality service. As a result of our strong focus on customer service, surveys that we have conducted indicate that, as of December 31, 2019, 70% of our customers would recommend or strongly recommend Azul to a friend or relative. In addition, we use the NPS metric to measure customer satisfaction and in 2019, our score totaled 57, significantly higher than Gol’s NPS score of 40. The strength of our brand has been recognized in a number of awards:

•	Ranked among the ten best airlines in the world in 2017, 2018 and 2019 and best airline in Latin America in 2018 and 2019 by TripAdvisor Traveler’s Choice Awards;

•	Named “Best Airline in Brazil” in 2019 for the third consecutive year by Melhores Destinos, the largest web portal of airline fare promotions and loyalty programs in Brazil;

•	Named “Best Regional Carrier in South America” in 2018 and 2019 by Skytrax, an aviation research organization;

•	Named “Best Staff in South America” in 2019 for the fourth consecutive year by Skytrax;

•	Recognized as the “Most On-Time Low Cost Carrier in the World” by OAG in 2018 for the second time;

•	Recognized as the “Most On-time Low Cost Carrier in the Americas” by OAG in 2018;

•	Named “Fastest Check-in in Brazil” in 2018 for the third consecutive year by the Civil Aviation Secretariat (Secretaria de Aviação Civil);

•	Named “Best Low Cost Carrier in South America” in 2017 for the seventh consecutive year by Skytrax

Named “Best Low Cost Carrier in The World” in 2012 by CAPA, an independent aviation research organization;

•	Named one of the “50 Most Innovative Companies in The World” and “Most Innovative Company in Brazil” in 2011 by Fast Company, a business magazine; and

•	Named one of the “50 Hottest Brands In The World” in 2010 by Ad Age, a leading marketing news source.

In addition, as a result of our strong brand awareness and focus on customer service, our TudoAzul loyalty program had approximately 12 million members as of December 31, 2019 and has been recognized with the following awards:

•	Named “Best Loyalty Program in Brazil” from 2016 until 2019 by Melhores Destinos;

•	Named “The Loyalty Program with the Best Fares in Brazil in 2016-2017” by Melhores Destinos; and

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

Experienced Management Team

We believe we benefit from our highly knowledgeable and experienced management team. Our senior management, which has senior airline experience both in Brazil and in the United States, includes:

•	Our Chairman and Founder David Neeleman, a dual Brazilian and U.S. citizen, who has founded five airlines in three different countries, including JetBlue Airways;

•

Our Chief Executive Officer, John Peter Rodgerson, who previously served as our Chief Financial Officer and our Investor Relations Officer, where he was responsible for implementing our financial strategy and cost structure since our inception. Mr. Rodgerson also served as Director of Planning and Financial Analysis at JetBlue Airways for five years. Mr. Rodgerson also serves as Chief Executive Officer of our only operating subsidiary – Azul Linhas Aéreas Brasileiras (ALAB);

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

•

Our Chief Revenue Officer, Abhi Shah, who has more than 16 years of experience in the aviation industry and has previously held executive positions at JetBlue Airways and Boeing. He was responsible for developing our yield management, network planning and revenue structure;

•

Our Vice-President of People and Customers, Jason Ward, was a member of the original start-up team of Azul in 2008 and played an integral role in the Company’s merger with TRIP a few years later. In 2016, Mr. Ward moved to Portugal and worked as Chief Operating Officer at TAP before returning to Azul in September 2017. He started his career in 1992 at Morris Air, the first airline founded by David Neeleman and has worked with Mr. Neeleman in marketing and sales at Southwest Airlines and customer services at JetBlue Airways; and

•

Our Chief Operating Officer, Flávio Costa, who has been part of the Azul founding team since inception and has more than 40 years of experience in the airline industry, having served as Technical and Operations Director at Pluna S.A., and OceanAir and as Technical Director at Varig.

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

Principal Strategies

Adding Larger, More Fuel Efficient, Next-Generation Aircraft to our Fleet

We intend to continue adding next-generation, more fuel-efficient aircraft to our fleet replacing older generation aircraft. In addition to providing us with leading low seat costs, these aircraft have more seats contributing to an increase in revenue generated from connecting traffic, TudoAzul, our cargo business, and our travel package business. Based on our current firm orders, between 2020 and 2024, we expect to add approximately 71 next-generation E2 aircraft, 42 next-generation Airbus 320neos and two next-generation Airbus A330-900neo widebody aircraft to our fleet, replacing older generation aircraft.

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

We started to introduce the E2s to replace current generation E-Jets starting in the second half of 2019. The E2s have 18 additional seats and a 25% lower cost per seat and a 14% lower trip cost compared to the E-Jets.

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

On existing routes that we believe present additional demand, we intend to increase the number of daily flights with our E-Jets to achieve or further increase schedule superiority over our competitors. For example, we increased our daily departures on the Campinas—Rio de Janeiro route from three to 15 between March 2009 and December 2019, and our daily departures on the Campinas—Belo Horizonte route from four to 10 between August 2009 and December 2019. By providing this additional convenience to our customers, we aim to continue stimulating demand for our products and services. We also intend to continue operating the A320neos mostly in high density, longer-haul leisure markets.

We plan to focus our international growth on connecting our strong presence in Brazil via our hub in Campinas, Belo Horizonte and Recife and our current long-haul international destinations Fort Lauderdale, Orlando, Lisbon and Porto. We believe we are especially suited to stimulate additional demand for travel to key long-haul international destinations, which can be served by our Airbus A330s, by taking advantage of our focused domestic route structure, both in terms of passengers and overall connectivity throughout Brazil. We currently offer non-stop flights to 55 destinations out of our main hub in Campinas, and we continue to leverage our position as the largest airline in Viracopos airport by offering international flights as well as connecting passengers throughout Brazil. Additionally, our codeshare flights with United and TAP enables us to connect our main hubs with United’s destinations in the U.S. and TAP’s destinations in Europe.

Continue to Unlock Value from our TudoAzul Loyalty Program

As a result of the growth of our network, we believe there is an opportunity to further unlock value from our TudoAzul loyalty program. With approximately 12.0 million members as of December 31, 2019, TudoAzul has been the fastest growing loyalty program among the three largest programs in Brazil for the past six years, according to publicly available information of such competitors, including disclosure filed with or furnished to the SEC and information available on their respective websites. TudoAzul sells loyalty points to business partners as well as directly to program members. Our current business partners include financial institutions such as Itaú, Santander, Livelo (Banco do Brasil’s and Bradesco’s loyalty joint venture), and Caixa, retailers (including Casas Bahia, Magazine Luiza and Fast Shop), and travel partners (including Accor, RentCars, Hertz, and Booking.com).

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

In an effort to maximize the value creation potential of TudoAzul, we have been managing the program through a dedicated team since mid-2015. On a standalone basis, TudoAzul’s gross billings ex-airline totaled R$1,298.0 million in the year ended December 31, 2019 compared to R$988.1 million in the year ended December 31, 2018. Given the number of exclusive destinations we operate, our network strength, and the expected growth of passenger air travel, credit card penetration and usage and member loyalty in Brazil, we believe that TudoAzul is a strategic business for us. As TudoAzul is our wholly-owned subsidiary, all of the cash flows generated by this high-growth, high-margin business accrue to our shareholders in a tax-efficient manner. We plan to continue investing in TudoAzul’s expansion and evaluating opportunities to unlock value for this strategic asset.

Continue to Increase Ancillary, Cargo and Other Revenue

We intend to continue growing our ancillary, cargo and other revenue, by both leveraging our existing products and introducing new ones. We intend to focus on deriving further value from our existing ancillary and other revenue streams, which represented R$63.02 per passenger as of December 31, 2019 and included revenue from bag fees, upgrades, other passenger related fees, cargo services, sales of advertising space in our various customer-facing formats, and commissions on travel insurance sales. As a result of the introduction of larger next-generation aircraft to our fleet, we expect to have more seat availability for our TudoAzul loyalty program and our Azul Viagens travel package business as well as additional cargo capacity.

Other revenue streams are expected to be mostly driven by our logistics solutions business, Azul Cargo. In 2019 Azul Cargo grew 45% in terms of revenues, reaching R$480.7 million mostly driven by our increase in cargo volume transported and our expanding presence in the e-commerce segment, including a partnership with Mercado Libre. We ended 2019 with a 23% share of cargo volume transported in Brazil, giving the importance of our unique network and the capillarity support it provides. Our extensive route network and our strategic location at Viracopos airport, the second largest cargo airport in Brazil, according to ANAC, in addition to our high reliability and on-time performance, provide a significant value proposition for our cargo services.

Continue to Establish and Extend Strategic Partnerships

As of December 31, 2019, we had code-share agreements with United, TAP, JetBlue, Turkish Airlines, Ethiopian Airlines, Copa Airlines, Beijing Capital, Alitalia and Avianca Colombia, as well as 27 interline agreements with a number of other international airlines, allowing us to handle passengers traveling on itineraries that require multiple flights on multiple airlines widening our network. As part of our plans to expand globally, we have established strategic partnerships with United and TAP. We view these and possible future relationships with other airlines as strategic ways of allowing us to expand our network with connectivity throughout the United States, Europe and Asia without having to commit the full resources on our own. We believe that our existing and future customer base are increasingly taking advantage of the ability to fly internationally, and we aim to be able to offer our Brazilian customers a seamless ability to do so, whether by purchasing tickets on partner airlines on our website or through connected and complimentary schedules facilitating onward travel outside of Brazil. In addition to facilitating a more global network for us through these partnerships, we are exploring a variety of cooperative arrangements, including additional interline agreements, code-sharing, access to partner airlines’ frequent flyer programs and possible cobranding efforts. We also see opportunities to leverage these relationships to facilitate greater operating efficiencies by utilizing partner expertise in maintenance, cargo transport and even possible pilot and crew training and redeployment, as well as redeployment of redundant or unneeded aircraft. We are exploring joint ventures and other arrangements with our partners to determine the most effective and beneficial ways to leverage these relationships for all parties.

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

Scheduled Air Transportation

We target business travelers by offering convenient and frequent service to numerous destinations, 40 of which we served exclusively as of December 31, 2019. We also target leisure travelers with our extensive route network and our segmented pricing model, offering low fares for advance purchases. In connection with our scheduled air transportation services, we generate passenger ticket revenue and other revenue, such as passenger related ancillary revenue, cargo revenue through our Azul Cargo business, and the sale of travel packages, through our Azul Viagens business.

Passenger Revenue

We believe our extensive network and our range of product offerings allow us to attract high-yield business travelers, who we believe make up the largest component of our ticket revenue and customers. According to ABRACORP, we held a 32% share in terms of Brazilian business-focused travel agency revenue and our average business-focused travel agency ticket price was approximately 9% higher than those of our main competitor in the year ended December 31, 2019. By comparison, we held a disproportionately smaller market share in terms of total domestic passengers transported, as measured by RPKs at 24%, during the same period, according to ANAC, which demonstrates our competitive strength in the corporate market segment. We attribute this to our network connectivity, which provides business passengers with several connection options allowing them to more easily and conveniently reach their destinations, as well as to the fact that we are the only player in certain markets that are attractive to business travelers. Leisure travelers, by contrast, are typically more price sensitive than business travelers, but tend to be more flexible regarding flight schedules.

Passenger revenue also includes revenue derived from the sale of TudoAzul points to third parties. For more information, see “Item 4.B. Business Overview—TudoAzul Loyalty Program.”

In the year ended December 31, 2019, passenger revenue was R$10,907.9 million, representing 95.3% of our total operating revenue. Passenger revenue was R$8,670.1 million in 2018 and R$6,695,3 million in 2017, representing 95.7% and 86.9% of our total operating revenue, respectively. On January 1, 2018, we adopted IFRS 15, which impacted the classification and timing of recognition of certain ancillary items such as bags, upgrades, itinerary changes and other air travel-related fees, since they are deemed part of the single performance obligation of providing passenger transportation. These ancillary items are now recognized in passenger revenue while non-passenger related items including cargo, travel packages, and revenue from aircraft subleases continue to be recognized under other revenue.

In addition to generating passenger revenue derived from the sale of tickets and TudoAzul points, we generate ancillary revenue by selling travel insurance and by charging fees for certain services, such as checked baggage fees, cancellation fees, change fees, no-show fees, call center booking fees, online booking fees. We also offer upgrades to our premium “Espaço Azul” seats that feature additional legroom in our domestic flights and to our “Economy Xtra,” “SkySofas” and business class seats available on our international flights serviced with Airbus A330 aircraft. Our “Economy Xtra” cabin has an additional three inches of legroom in a 2-4-2 configuration and our “SkySofas” are an innovative feature consisting of four economy seats with a footrest that can be raised to create a flat, sofa-like, flexible space for families to sleep together more comfortably.

Cargo and other Revenue

Other revenue streams are expected to be mostly driven by our logistics solutions business, Azul Cargo. In 2019 Azul Cargo revenue grew 45%, reaching R$480.7 million mostly driven by our increase in cargo volume transported and our expanding presence in the e-commerce segment, including a partnership with Mercado Libre. We ended 2019 with a 23% share of cargo volume transported in Brazil, giving the importance of our unique network and the capillarity support it provides.

The growth of our cargo business was also driven by our international expansion and the introduction of larger next-generation aircraft to our fleet, which have larger cargo capacity. As a result of the rapid growth of our cargo business, we have leased two used 737-400 freighter aircraft in 2018. We offer cargo transportation services to over 3,657 locations and we have 246 cargo stores across Brazil that offer our cargo transportation services. We transport cargo by air and hire independent third parties to transport and deliver cargo to its final destination by ground transportation. While we are liable to our customers for proper cargo delivery, our agreements with such independent third parties provide for our right of recourse against them if any losses occur during the ground transportation.

We also derive revenue streams from our travel and tourism operations, Azul Viagens, which combine airfare, ground transportation and lodging options. The travel packages we offer are either pre-built or flexible and customized and can be purchased through our website or, as of December 31, 2019, at one of the 2,100 travel agencies that offer our travel products or at one of our 50 free-standing stores.

Cargo and other revenue was R$534.4 million in 2019, R$386.9 million in 2018 and R$1,009.5 million in 2017, representing 4.7%, 4.3% and 13.1% of our total operating revenue, respectively. On January 1, 2018, we adopted IFRS 15 that impacted the classification and timing of recognition of certain ancillary items such as bags, upgrades, itinerary changes and other air travel-related fees, since they are deemed part of the single performance obligation of providing passenger transportation. These ancillary items are now recognized in passenger revenue while non-passenger related items including cargo, travel packages, and revenue from aircraft subleases continue to be recognized under other revenue.

Route Network

We offer flights to every region in Brazil and to select international destinations. The map below shows the destinations and routes we currently serve.

As of December 31, 2019, we served 116 destinations, including 106 cities across every region in Brazil, the largest number of destinations offered by a Brazilian airline and our flights represented approximately one third of the total domestic departures in the country. Our main hub is in Campinas at Viracopos airport, approximately 100 kilometers (62 miles) from the city of São Paulo. From Viracopos airport, we provided non-stop service to 55 Brazilian cities accounting for 97.4% of 134 daily domestic departures from Viracopos airport, as of December 31, 2019.

Our second largest hub is located at Belo Horizonte’s main airport, where we served 40 domestic destinations and had a 64.0% share of that airport’s 113 daily departures as of December 31, 2019. This hub serves Belo Horizonte, which is the capital city of Minas Gerais, the third wealthiest state in Brazil according to IBGE.

We also built a regional hub in Recife, which serves 30 domestic non-stop destinations, including non-stop international flights to Orlando and Fort Lauderdale. We had a 74.0 % share of Recife’s airport’s 100 daily domestic departures as of December 31, 2019. Recife is one of the largest cities in the Northeast of Brazil, and this regional hub allows us to increase flight connectivity within this region and internationally, making it our closest hub for non-stop flights to both Europe and the United States.

Our diversified network allows us to connect not only our main hubs but also strategic airports throughout Brazil located in, among other places, São Paulo (Guarulhos and Congonhas airports), Rio de Janeiro (Santos Dumont and Galeão airports), Porto Alegre, Cuiabá, Belém and Manaus.

Domestic Routes

The chart below shows the number of non-stop domestic destinations offered by us and by our competitors at select airports as of December 31, 2019:

Non-stop Domestic Destinations by Airport (December 31, 2019)

Source: Innovata.

The table below shows our top ten cities served by average number of departures per day and the estimated population within 100 kilometers as of December 31, 2019.

	As of December 31, 2019
Airport	Azul Average Number of Departures per Day	Estimated Population	Azul Leadership Position (departures)
Campinas	134	7,395,319	1
Belo Horizonte (Confins)	90	5,932,158	1
Recife	66	5,579,221	1
São Paulo (Guarulhos)	63	12,614,146	4
Rio de Janeiro (Santos Dumont)	46	6,750,548	2
Curitiba	44	4,053,516	1
Porto Alegre	37	5,148,699	1
Cuiabá	26	984,342	1
Belém	21	3,179,323	1
Goiânia	16	3,242,625	1

Source: Innovata and Azul (Based on IBGE data)

Our focus on providing a large route network with convenient service has enabled us to become the market leader in 73 cities and 36.4% of our routes in terms of departures, being the only operating airline in 40 cities and the leader on 83% of our routes as of December 31, 2019. By comparison, as of December 31, 2019, Gol and LATAM were leading carriers in 11 and 12 cities in Brazil, respectively. In addition, the routes in which we hold a leadership position represent approximately 70% of our total ASKs and 73% of our total passenger revenue.

The chart below shows the number of cities we serve and the number of cities in which we are a market leader in terms of departures by cities served in comparison with Gol and LATAM, as of December 31, 2019.

Source: Innovata

*	Considers leadership in terms of number of departures

The map below shows the domestic cities in which we are a market leader in terms of departures in comparison with Gol and LATAM, as of December 31, 2019:

Our extensive network coverage allows us to offer more itineraries and connections than our competitors, which serve a significantly lower number of destinations. For instance, on the route from Ribeirão Preto to Campinas, approximately 93% of the passengers connect in Campinas to over 61 destinations served by Azul, including 12 destinations where we are the only carrier. Similarly, on flights from Cuiabá (one of our focus-cities, which connects to 21 destinations in Brazil) to Viracopos, approximately 84% of the passengers are connecting passengers heading to more than 61 destinations, including 12 destinations served only by us.

We believe our optimized fleet is uniquely tailored to the Brazilian market and to our growth strategy, allowing us to serve cities with different demographics ranging from large capitals to smaller cities throughout Brazil. For more information on our fleet, see “Item 4.B. Business Overview—Fleet.” As a result, we believe we effectively match capacity to demand by offering more convenient and frequent non-stop service than Gol and LATAM, which exclusively fly larger aircraft within Brazil, and we believe are limited to serving only a subset of cities profitably due to infrastructure restrictions that do not affect certain of our aircraft. We believe we are effective in adjusting our capacity to meet demand by timing aircraft deliveries and maintenance schedules accordingly. We intend to continue to grow sustainably and profitably by further adding new domestic and international destinations, interconnecting the cities that we already serve and increasing frequency in existing markets.

International Routes

Our international expansion strategy is based on connecting our strong presence in various cities in Brazil with our current long-haul international destinations of Fort Lauderdale, Orlando, Lisbon and Porto and select destinations in South America. In addition, we serve other international destinations according to seasonal demand. For the year ended December 31, 2019, our international revenue represented 14.88% of our total operating revenue, as compared to 20.9% for the year ended December 31, 2018. We believe our main hub in Campinas, which offers non-stop flights to 55 domestic destinations and is the largest domestic hub in South America in terms of destinations served is uniquely suited to serve our international routes due to our focused domestic route structure, both in terms of passengers and overall connectivity throughout Brazil. Once in Campinas, our international passengers are able to take advantage of our full domestic route structure to connect to every region in Brazil. In the United States, we already serve Fort Lauderdale and Orlando, Florida from Viracopos, Belo Horizonte and Recife.

To enhance our connectivity outside of Brazil, we have entered into code-share and frequent flyer reciprocity agreements with United and TAP, as well as 7 other code-share and 27 interline agreements with several other international carriers. For more information on our code-share arrangements and strategic partnerships, see “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements.”

In March 2016, we established a strategic partnership with TAP, further supporting our plans to expand globally. For more information regarding our investment in TAP, see “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements—TAP.” As a result of this strategic partnership, in June 2016, we successfully launched a non-stop code-share flight between our and TAP’s main hubs, Campinas and Lisbon, respectively. As of December 31, 2019, TAP served 72 destinations, including 10 destinations in Brazil, and therefore was the number one European carrier serving Brazil in terms of number of seats and flights. Our flight to Lisbon enhances our passenger connectivity between Brazil and Europe and allows our business and leisure passengers to take advantage of TAP’s network to access key destinations in Europe. Furthermore, we expect to continue taking advantage of our network connectivity by adding select destinations in South America to be served by our narrow-body aircraft.

Customer Service

We believe that a high-quality product and exceptional service significantly enhance customer loyalty and brand recognition through word-of-mouth, as satisfied customers communicate their positive experience to others. Based on this principle, we have built a strong company culture focused on customer service that serves as the foundation of a differentiated travel experience. According to surveys we have conducted, as of December 31, 2019, 70% of our customers would recommend or strongly recommend Azul to a friend or relative. In addition, we use the NPS mentioned to measure customer satisfaction and in 2019, our score totaled 57, significantly higher than Gol’s NPS score of 40.

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

As of December 31, 2019, our bus shuttle service between São Paulo and Viracopos airport had 214 departures per day across six different bus lines, transporting an average of over 53,000 customers monthly and featuring pre-boarding check-in services at most departure points. Our shuttle service is complimentary, and we believe that the associated cost is justified by increased customer satisfaction and passenger demand.

On-Time Performance

Our commitment to operating an on-time airline with a high-quality customer experience, which we believe is unique among Brazilian airlines, has resulted in us been ranked among the top ten most on-time low-cost carriers in the world since 2016, according to OAG.

The following table sets forth certain performance-related customer service measures for the periods indicated:

	For the year ended December 31,
	2019	2018	2017	2016	2015
On-Time Performance(1)	80.4%	86.5%	84.1%	88.9%	91.0%
Completion Rate(2)	98.5%	98.5%	98.8%	98.9%	98.9%
Mishandled Bag Rates(3)	1.9	1.6	1.7	1.8	1.9

Source: OAG and Azul

(1)	Percentage of our scheduled flights that were operated by us and that arrived on time (within 15 minutes).
(2)	Percentage of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).
(3)	Number of bags mishandled per 1,000 passengers.

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

Our commercial cooperation agreements establish broad frameworks for cooperation in such areas as code-sharing, interlining, marketing, service and aircraft and engine maintenance, among other areas. Interline agreements are entered into among individual airlines to handle passengers traveling on itineraries that require multiple airlines, allowing passengers to utilize a single ticket and to check their baggage through to their final destination. Code-share agreements differ from interline arrangements in that they allow airlines to identify a flight with an airline’s code even though the flight is operated by another airline, which enhances marketing and customer recognition.

We have entered into a commercial cooperation, a code-share and frequent flyer reciprocity agreements with United and TAP and have entered into another 7 code-share and 27 interline agreements with several other international carriers, including JetBlue, Etihad Airways, Air Europa, Lufthansa, Copa Airlines, and Aerolíneas Argentinas. We believe these strategic relationships allow us to increase our load factor on flights departing from Brazilian airports operated by our partners and expand our brand exposure internationally for our Brazil-based and international customers. Our code-share agreements with United, JetBlue and TAP allow us to sell flights to virtually all destinations served by these carriers, contributing to the growth of our international operations and offering our passengers additional connectivity beyond Brazil. Furthermore, our relationships with other carriers allow us to expand our cargo operations by offering these services beyond the locations served by our own aircraft.

As a result of these arrangements and relationships, our customers have access to more than 200 additional destinations worldwide. We believe that our strategic relationships with our partner airlines, particularly United and TAP, provide our TudoAzul members with a broad range of attractive redemption options and allow us to leverage our TudoAzul program beyond our own network. We continue exploring joint ventures and other arrangements with our strategic partners to determine the most effective and beneficial ways to expand our business and increase profitability through these relationships.

United

On June 26, 2015, we entered into an investment agreement with Calfinco, a subsidiary of United, pursuant to which it acquired Class C preferred shares representing a 5%, non-voting economic interest in us. Such Class C preferred shares were converted on a one-to-one basis into Class A preferred shares on February 3, 2017, which were then simultaneously renamed “preferred shares” and subsequently subject to a two-for-one stock split on February 23, 2017, resulting in United holding 10,843,792 preferred shares through a subsidiary. Pursuant to this agreement, United has the right to elect one member of our board of directors so long as it retains at least 50% of the Class C preferred shares it received on the date of its investment or preferred shares resulting from their conversion. United has designated a representative on our board effective as of June 26, 2015. See “Item 6.A. Directors and Senior Management—Board of Directors.” United is a party to our Shareholders’ Agreement, which provides for United’s right to elect one director, so long as they hold at least 50% of the Class C preferred shares it received on the date of its investment or preferred shares resulting from their conversion. For more information, see “Item 7.B. Related Party Transactions— Shareholders’ Agreement.” On April 27, 2018, United closed a private preferred share transaction with Hainan to acquire 16,151,524 preferred shares of our company increasing its shareholding in us to 26,995,316 preferred shares, representing 7.89% of our economic interest as of December 31, 2019.

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

TAP

TAP is the national carrier of Portugal and is a leading carrier between Europe and Brazil. We have had a long relationship with TAP since our inception, with TAP affiliates in Brazil providing all of the heavy maintenance for our Embraer jets (excluding engine maintenance), representing approximately 6% and 35% of our total maintenance costs as of December 31, 2019 and December 31, 2018, respectively.

TAP was wholly-owned and operated by the Portuguese government until June 2015, when it was privatized. Atlantic Gateway currently owns 45% of TAP’s voting shares, employees hold a 5% interest, and the Portuguese government has an ownership of 50% of the voting shares. This structure remains under the assessment of the Portuguese Civil Aviation Agency. On March 14, 2019, we acquired a 6.1% economic stake in TAP for US$25 million.

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

In addition to our investment in TAP bonds, our relationship with TAP consists of (i) a code-share agreement providing for flights between Brazil and Portugal, (ii) further cooperation between TAP and Azul in maintenance, cargo and other areas and (iii) subleasing of 15 aircraft to TAP as part of our fleet optimization strategies. We have no other formal strategic partnership or other operating agreements with TAP, but are exploring other agreements and arrangements with TAP as a means of further connecting TAP and its widespread European operations with our Brazilian customers. We are also discussing the possibility of establishing a joint venture with TAP in order to jointly explore flights between Brazil and Portugal. We believe that such cooperation with TAP has the potential for significant synergies primarily through the joint marketing and sales of tickets and cargo for our flights as well as TAP’s flights between Brazil and Portugal. On December 9, 2019 the shareholders of Azul approved the execution of a Cooperation Agreement regarding a “Non-Corporate Joint Venture” directed to offer joint air transportation services between ALAB and TAP that further aligns both companies’ strategies. This agreement was executed on February 7, 2020 and remains subject to regulatory approvals.

For more information on the impact of COVID-19 on our investments and business arrangements, including with respect to TAP, see “ Item 3.D. Risk Factors—A pandemic or the widespread outbreak of contagious illnesses can have a material adverse effect on our business and results of operations.”

TwoFlex

On February 21, 2020, our wholly-owned subsidiary Azul Linhas Aéreas Brasileiras S.A and TwoFlex, announced that they have entered into a certain Quota Purchase Agreement under which Azul agreed to acquire the Brazilian regional carrier TwoFlex for the total purchase price of R$123 million. TwoFlex is a domestic airline based in Jundiaí, Brazil, founded in 2013 and offers regular passenger and cargo service to 39 destinations in Brazil, of which only three regional destinations are currently being served by Azul. TwoFlex also holds 14 daily departure and arrival slots on the auxiliary runway of Congonhas, São Paulo’s downtown airport. Congonhas is a particularly coveted airport because of its proximity to São Paulo’s business districts. Currently, Azul’s two larger competitors, Gol and LATAM, control most of the flights in Congonhas. TwoFlex’s fleet is composed of 17 owned Cessna Caravan aircraft, a regional turboprop with a capacity of 9 passengers. On March 27, 2020, the Brazilian Administrative Council for Economic Defense (CADE — Conselho Administrativo de Defesa Econômica) approved the acquisition without imposing further obligations for the parties. The parties are working towards the closing of the transaction, which we expect to occur in the near future.

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

We utilize a proprietary yield management system that is key to our strategy of optimizing yield through dynamic fare segmentation and demand stimulation. We target both business travelers, to whom we offer convenient flight options, and cost-conscious leisure travelers, to whom we offer low fares to stimulate air travel and to encourage advanced purchases. We believe that our fare segmentation model has enabled us to achieve a market-leading PRASK of 30.41 real cents the year ended December 31, 2019. In addition, in 2019 our PRASK represented a 18.7% premium compared to Gol. We believe our superior network and product offering allows us to attract high-yield and frequent business travelers.

TudoAzul Loyalty Program

Our wholly-owned loyalty program TudoAzul, which was launched in May 2009, aims to enhance customer loyalty and brand recognition. TudoAzul had approximately 12 million members as of December 31, 2019 and has been the fastest-growing loyalty program in terms of members among the three largest programs in Brazil for the past six years according to information publicly available on the websites of Smiles and LATAM Pass, the loyalty programs of Gol and LATAM, respectively. TudoAzul members earn at least one point and up to six points per each real spent in tickets on Azul. Redemptions of points for one-way tickets start at 3,000 points and go up for more expensive flights. TudoAzul also offers a points plus cash option, in which tickets can be purchased using a combination of cash and TudoAzul points. Periodically, as a promotional tool, we may offer awards for fewer than 3,000 points. We believe that with a system that awards at least as many points as Brazilian reais spent, customers perceive they are also receiving a higher reward for their purchases. At the same time, we believe that the variable amount of points required to redeem awards gives us flexibility in exercising discretion over the costs we incur in relation to these redemptions.

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

Most TudoAzul points expire two years after issuance. Frequent flyers achieve “TudoAzul Topázio” (Topaz) status when they accumulate 5,000 qualifying points, “TudoAzul Safira” (Sapphire) status once they accumulate 10,000 qualifying points and “TudoAzul Diamante” (Diamond) status once they accumulate 20,000 qualifying points during a given calendar year. Topázio, Safira or Diamante status is valid during the rest of the year of qualification and the entire following year, and provides the following benefits, among others: bonus points, check-in privileges at major airports like Viracopos, Santos Dumont, Confins, Brasília and others, priority boarding, higher baggage allowances, and dedicated telephone and e-mail services.

Since the program’s inception, TudoAzul members have generally demonstrated a willingness to pay higher average fares than those paid by non-members. We believe this is in part because of high customer satisfaction, increased passenger loyalty and because many of our business travelers, who frequently purchase more expensive, last-minute tickets, are typically also TudoAzul members.

Our current TudoAzul business partners, which offer TudoAzul members options to accrue and redeem points, include financial institutions such as Itaú, Santander, Livelo (Banco do Brasil’s and Bradesco’s loyalty joint venture), and Caixa, retailers (Casas Bahia, Magazine Luiza and Fast Shop), and travel partners (including Accor, RentCars, Hertz and Booking.com).

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

To maximize the value creation potential of TudoAzul, we have been managing the program through a separate, dedicated team since mid-2015. On a standalone basis, TudoAzul’s gross billings excluding the airline totaled R$988.1 million for the year ended December 31, 2018 and R$1,298.0 million in the year ended December 31, 2019, which we believe demonstrates TudoAzul’s growth potential.

Given the number of exclusive destinations we operate, our network strength, the expected growth of passenger air travel, credit card penetration and usage and member loyalty in Brazil, we believe that TudoAzul is a key strategic asset for us. We plan to continue investing in TudoAzul’s expansion and evaluating opportunities to unlock value for this strategic asset.

A sample of the key operating statistics demonstrating TudoAzul’s growth are set forth below:

	2019	2018	2017
Gross billings ex-airline (in millions of reais)	1,298.0	988.1	762.8

Total members (in millions)	12.0	10.8	9.0

Total partners	78	76	83

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

Awards

The strength of our brand has been recognized in a number of recent awards:

•	Ranked among the ten best airlines in the world in 2017, 2018 and 2019 and best airline in Latin America in 2018 and 2019 by TripAdvisor Traveler’s Choice Awards;

•	Named “Best Airline in Brazil” in 2019 for the third consecutive year by Melhores Destinos, the largest web portal of airline fare promotions and loyalty programs in Brazil;

•	Named “Best Regional Carrier in South America” in 2018 and 2019 by Skytrax, an aviation research organization;

•	Named “Best Staff in South America” in 2019 for the fourth consecutive year by Skytrax;

•	Recognized as the “Most On-Time Low Cost Carrier in the World” by OAG in 2018 for the second time;

•	Recognized as the “Most On-time Low Cost Carrier in the Americas” by OAG in 2018;

•	Named “Fastest Check-in in Brazil” in 2018 for the third consecutive year by the Civil Aviation Secretariat (Secretaria de Aviação Civil);

•	Named “Best Low Cost Carrier in South America” in 2017 for the seventh consecutive year by Skytrax

•	Named “Best Low Cost Carrier in The World” in 2012 by CAPA, an independent aviation research organization;

•	Named one of the “50 Most Innovative Companies in The World” and “Most Innovative Company in Brazil” in 2011 by Fast Company, a business magazine; and

•	Named one of the “50 Hottest Brands In The World” in 2010 by Ad Age, a leading marketing news source.

In addition, as a result of our strong brand awareness and focus on customer service, our TudoAzul loyalty program had approximately 12 million members as of December 31, 2019 and has been recognized with the following awards:

•	Named “Best Loyalty Program in Brazil” from 2016 until 2019 by Melhores Destinos;

•	Named “The Loyalty Program with the Best Fares in Brazil in 2016-2017” by Melhores Destinos; and

•

Recognized as having “The Most Innovative Co-Branded Credit Card” at the 2015 Loyalty Awards Event presented by Flight Global, a renowned website recognized by the global aviation community as a reliable source of news, data and expertise relating to the aviation and aerospace industries.

Sales and Distribution

We currently sell our products through six primary distribution channels: (i) our website, (ii) our mobile app, (iii) our call center, (iv) airport stations, (v) Azul Viagens freestanding stores, and (vi) third parties such as travel agents, including through their websites. Direct internet bookings by our customers represent our lowest cost distribution channel. Approximately 88% of all sales were generated by online channels in 2019, and approximately 87% of all sales were generated by online channels in 2018, which created significant cost savings for us. We intend to continue working to increase sales through online channels, in particular sales through our website and our mobile app, as these sales are more cost-efficient and involve lower distribution costs than sales through travel agencies. In conjunction with Navitaire, a provider of host reservation services and other ancillary services, including data center implementation services, network configuration and design services, we developed a direct connection to travel agencies using online portals that bypass expensive distribution through GDS, resulting in a considerably lower indirect distribution cost. This allows travel agencies to use common internet programming schemes, which have almost fixed low costs that do not vary by sales, to develop their front end, mobile and internet applications with a direct connection to our reservation system. In connection with sales booked through travel agents, we pay incentive commissions to travel agents who attain our sales targets rather than upfront commissions. We maintain a high-quality call center, staffed solely with our crewmembers, as we believe that having a high-quality call center is crucial to our culture focused on customer service. We charge a fee for reservations made through our website and call center to offset its operating costs.

Fleet

As of December 31, 2019, our passenger contractual fleet totaled 164 aircraft and our passenger operating fleet in service totaled 140 aircraft. The 24 aircraft not included in our passenger operating fleet consisted of 15 aircraft subleased to TAP, six aircraft being prepared to exit the fleet, and three A320neo family aircraft in process of entering service.

Our operating fleet has an average age of 5.8 years, which is significantly younger than the average of 9.9 years of our main competitor. We believe operating a young fleet leads to better reliability, greater fuel efficiency and lower maintenance costs. Our Embraer E-Jets seat up to 118 customers, our next-generation Airbus A320neos accommodate 174 passengers and our fuel-efficient ATR aircraft seat 70 customers, while the aircraft used by our two principal competitors in Brazil have between 144 and 220 seats. As a result, in the year ended December 31, 2019, the average trip cost of our fleet was R$31,863, which was 29.6% lower than that of larger Boeing 737 jets flown by Gol.

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

The following tables set forth the composition of (i) our contractual fleet, which consists of aircraft that are contractually leased or owned by us and includes 15 aircraft subleased to TAP since 2016 and the three aircraft in process of exiting our fleet, and (ii) our operating fleet, which consists of aircraft that are being operated by us, including spare aircraft, for the periods indicated.

Total Contractual Fleet		As of December 31,
	Number of seats	2019	2018	2017	2016	2015
Embraer aircraft
E-190	106	15	16	17	17	22
E-195	118	55	56	62	64	66
E-195-E2	136	4	0	0	0	0
ATR aircraft
ATR 72	68-70	39	42	49	46	56
ATR 42	46-48	0	0	0	0	1
Airbus aircraft
A320neo	174	40	20	12	5	0
A321neo	214	1	0	0	0	0
A330ceo	242-272	8	7	7	7	7
A330neo	298	2	0	0	0	0
Boeing 737 (Freighter)	—	2	2	0	0	0

Total Contractual Fleet		166	143	147	139	152

Total Operating Fleet		As of December 31,
	Number of seats	2019	2018	2017	2016	2015
Embraer aircraft
E-190	106	6	9	10	10	22
E-195	118	49	54	60	64	66
E-195-E2	136	4	0	0	0	0
ATR aircraft
ATR 72	68-70	33	33	33	39	49
ATR 42	46-48	0	0	0	0	0
Airbus aircraft
A320neo	174	38	20	12	5	0
A321neo	214	0	0	0	0	0
A330neo	242-272	8	7	7	5	7
A330ceo	298	2	0	0	0	0
Boeing 737 (Freighter)	—	2	2	0	0	0

Total Operating Fleet		142	125	122	123	144

Of the 166 aircraft that comprised our contractual fleet as of December 31, 2019, 19 were owned or held under finance leases or debt-financing and 147 were financed under operating leases of up to 12 years. Our finance leased aircraft and debt-financed aircraft were financed through credit facilities with different creditors, of which 8.6% was denominated in reais and 91.4% was denominated in U.S. dollars as of December 31, 2019.

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

The new generation E2s, compared to the current generation of Embraer E-Jets, are expected to have 18 additional seats, accommodate up to 136 passengers and offer 26% lower cost per seat and 14% lower trip cost compared to current generation aircraft. Based on our current firm orders, between 2020 and 2024 we expect to add 46 next-generation E-195 E2 aircraft to our fleet, with deliveries started in the second half of 2019. In addition, we served as Embraer’s launch operator for the next-generation E-195 E2 aircraft. As part of our fleet transformation process, we expect to replace our entire Embraer E190/E195 fleet with next-generation E-195 E2 aircraft by 2023 contributing to a significant reduction in operating cost.

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

As of December 31, 2019, we had 33 ATR aircraft in our fleet.

Airbus

As part of our strategy to maintain a young and efficient fleet, we expect to add up to 42 next-generation Airbus 320neos family aircraft to our fleet between late 2020 and 2024. The next-generation Airbus A320neo replaces the A320 family, featuring a new engine option and other improvements such as aerodynamic refinements, large curved winglets (sharklets), weight savings, and a rearranged cabin that accommodates up to 174 passengers with larger luggage spaces, and an improved air purification system. Our next-generation Airbus 320neos are equipped with CFM International LEAP-1A engines and have approximately 15% less fuel consumption and less noise production compared to the A320 series, as well as an increase in range of approximately 500 nautical miles.

We began operating the Airbus A330-200, configured up to 272 seats, in December 2014 and currently have 10 aircraft serving Fort Lauderdale, Orlando, Lisbon and Porto with this aircraft. According to Airbus, the A330 delivers better economics than competing aircraft and meets higher environmental standards and provides greater passenger comfort. We also have an order for five next-generation Airbus A330-900neo widebody aircraft, with deliveries starting in the second quarter of 2019. This aircraft will come with 298 seats in a high-density configuration. The cabin interior will be divided into 34 business class, 108 Economy Extra, and 156 Economy seats. The A330neo will come with the most advanced passenger cabin today dubbed “Air Space by Airbus,” bringing together an enhanced experience for passengers and optimum performance based on comfort, ambience, service and design. Moreover, the A330neo reduces fuel consumption by 14% per seat compared to the current model, making it the most cost-efficient, medium range widebody aircraft in the market.

As of December 31, 2019, Azul had 71 E2s, 42 A320neo family aircraft, and three A330neo aircraft on order. At this time, Azul is not able to fully determine the growth of its operating fleet over the next few years as a result of the impact of the spread of COVID-19 on demand for air travel in the regions we operate.

Fuel

Fuel costs are our largest operating expense. Fuel accounted for 24.4%, 33.6% and 28.6%, of our total operating costs for the years ended December 31, 2019, 2018 and 2017, respectively. Aircraft fuel prices are composed of a variable and a fixed component. The variable component is set by the refinery and reflects international price fluctuations for oil and the real/U.S. dollar exchange rate. This variable component is re-set monthly in the Brazilian market, as opposed to daily in North America and Europe. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract.

We purchase fuel from a number of distributors in Brazil, principally from BR Distribuidora, a subsidiary of Petrobras, Air BP Brasil Ltda. and Raízen Combustíveis Ltda., all companies authorized by the National Petroleum Agency (Agência Nacional do Petróleo), or ANP, to market products derived from oil for aviation throughout Brazil, with whom we have agreements to exclusively purchase all of our jet fuel needs in certain locations. Our agreement with BR Distribuidora sets forth that we have the obligation to exclusively purchase jet fuel from BR Distribuidora in the event BR Distribuidora installs new supply points in airports where we operate, provided that we have not already entered into a jet fuel supply agreement with another provider. Our agreements with BR Distribuidora, Air BP Brasil Ltda. and Raízen Combustíveis Ltda. are in effect until December 2021. For our international flights departing from outside of Brazil, we purchase fuel from local providers.

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

The following chart summarizes our fuel consumption and our fuel costs for the periods indicated.

	For the Year Ended December 31,
	2019	2018	2017
Liters consumed (in thousands)	1,203,486	1,035,816	939,908
Aircraft fuel (R$ in thousands)	3,085,603	2,644,261	1,848,195
Average price per liter (R$)	2.56	2.55	1.97
Percent increase (decrease) in price per liter	0.43%	29.83%	11.09%
Percent of operating expenses (1)	24.4%	33.6%	28.6%

(1)	Or 32.8% and 34.6% for 2019 and 2018, respectively, excluding the impact of non-recurring losses, totaling R$3,226.8 million in 2019 and R$226.3 million in 2018.

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

In 2011, the Brazilian government started to grant the operation of certain airports in Brazil by way of concessions following public bids. Between 2011 and 2019, 22 airports have been privatized after bidding procedures, including our three hubs, Viracopos, Confins and Recife airports. The concessions for these airports have terms of between 20 to 30 years. In 2020, the Brazilian government expects to auction another 22 airports located in the Southern, Mid and Northern regions of the country.

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

As a result of the transfer of our operations to the new passenger terminal at Viracopos airport, we signed a “Terminal Transfer Incentive Agreement” with Aeroportos Brasil which established a detailed construction schedule for this new terminal and gave us certain rights to impose penalties in the event of noncompliance. Due to the fact that Aeroportos Brasil has not complied with certain contractual obligations under this agreement, we have retained 40% of the airport landing fees from February 2017 until May 2018. As a result of this retention, Aeroportos Brasil filed a collection action against us, which was settled in May 2018 and, consequently, the retention of airport landing fees was resolved. Pursuant to the settlement agreement, we agreed to carry out certain parts of the construction of the new terminal at Viracopos Airport using the airport landing tariffs retained from Aeroportos Brasil. For more information on this proceeding, see “Item 8.A. Consolidated Statements and Other Financial Information —Legal Proceedings.”

In addition, Aeroportos Brasil, which holds a concession for the operation of Viracopos airport from ANAC, filed for bankruptcy protection in 2018 as it has not complied with its contractual obligations relating to the construction of a new terminal. On February 17, 2020 creditors approved Aeroportos Brasil’s debt restructuring plan, which requires returning the concession for the operation of Viracopos airport to ANAC to initiate a re-bidding process. In accordance with article 13 and pursuant to Law 13448, to begin the re-bidding process for the concession to a new operator ANAC will (i) suspend concession forfeiture proceedings; (ii) amend the concession agreement entered into with Aeroportos Brasil to determine the covenants and minimum services to be rendered during the new bidding process; (iii) issue a technical and economic viability study, public bidding rules and a new concession agreement. The re-bidding process will be further regulated by decrees to be enacted by the Brazilian Federal Government and is expected to conclude, pursuant to Law 13448, within 24 months. Once the proceeding is concluded, the operation of Viracopos airport should be transferred to a new operator (in case the re-bidding is successful) or otherwise returned to the government

Our second largest hub is Confins airport, the main airport in Belo Horizonte, whose concession was granted to private operators in 2013. In 2016, the concession concluded the construction of a new passenger terminal increasing Confins airport’s capacity to up to 22 million passengers per year. We are the leading carrier at Confins airport with a 64.0% share of its domestic departures to 40 destinations as of December 31, 2019.

In July of 2014, ANAC enacted a resolution establishing new procedures to allocate slots in airports operating at full capacity. Through such allocation, we received 26 new slots at Congonhas airport. In November 2014, we started operating 13 daily flights from Congonhas airport to some of our most profitable markets including Belo Horizonte, Porto Alegre, and Curitiba, leveraging the connectivity we have in these cities and expanding our flights available to São Paulo passengers. In August 2019 ANAC announced a temporary distribution of 41 slots in Congonhas airport previously operated by Avianca Brasil, of which 15 slots were allocated to us. As a result, we adjusted our flight schedules at Congonhas airport and since September 2019, we started operating a shuttle service between Congonhas and Rio de Janeiro and between Congonhas and Belo Horizonte.

We built a regional hub in Recife to increase flight connectivity within the Northeast region of Brazil. Recife has the largest GDP of Brazil’s Northeast region according to IBGE and is our closest Latin American hub for non-stop flights to both Europe and the United States. Our Recife regional hub serves 30 non-stop domestic destinations, including non-stop international flights to Orlando and Fort Lauderdale, and we had a 74.0% share of Recife airport’s 100 daily domestic departures as of December 31, 2019. Our diversified network allows us to connect not only our main hubs but also strategic destinations throughout Brazil such as São Paulo (Guarulhos and Congonhas airports), Rio de Janeiro (Santos Dumont and Galeão airports), Porto Alegre, Cuiabá and Manaus.

Other Facilities and Properties

Our primary corporate offices and headquarters are located in the city of Barueri, state of São Paulo, where we lease 8,179.33 square meters under three lease agreements that expire in December of 2022. We also entered into a lease agreement for a warehouse and office complex in Fort Lauderdale, United States.

We lease four hangars at our full capability maintenance center in Belo Horizonte, where we perform airframe heavy checks, line maintenance, painting and interior refurbishment of our ATR aircraft and E-Jets. We also lease one hangar in Manaus and Cuiabá for E-Jets and ATR line maintenance. In addition, in 2018 we started to build a full capability maintenance center for our E-Jets and Airbus at Viracopos airport, which was concluded in March 2020. Our training facility for pilot and cabin crew education, UniAzul, has 71,000 square feet and four simulator bays and is located less than a mile away from Viracopos airport, our main hub. This facility provides training services both for our own crewmembers, including pilots, and for third parties on a commercial basis. At UniAzul we train all of our crewmembers, including pilots, flight attendants and maintenance technicians. As part of our extensive training program at UniAzul we operate two E-Jet flight simulators, one ATR flight simulator and one A320 flight simulator, all of them with full-flight capacity, a technology we believe none of our main competitors has. We also provide training and grant access to our onsite flight simulators to third parties, including TAP, Embraer and the Brazilian Air Force. We have plans to expand the training programs offered at UniAzul through partnerships with technical schools and universities.

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

As a result of our innovative business model, which is based on stimulating demand in underserved markets, we believe we are less susceptible to the effects of fare competition involving our main competitors, which fly from the airports in the city of São Paulo. As of December 31, 2019, 35% and 28% of our domestic network overlapped with that of Gol and LATAM, respectively, while Gol’s and LATAM’s networks had an overlap of approximately 88% with each other. In Campinas, our primary hub, only 2 out of 55 domestic destinations faced direct competition from Gol or LATAM as of December 31, 2019. While Gol, LATAM or any other airline may enter the markets we currently serve exclusively or in which we hold a large market share, we believe that our extensive connectivity allows us to avoid competition in numerous of the markets we serve, in particular from our competitors operating larger aircraft such as Gol and LATAM as it is more difficult to profitably serve our markets with larger aircraft. See “—Route Network.”

Before we started our operations, Gol and LATAM controlled over 90% of the Brazilian airline market in terms of RPK share. From 2008 to 2015, the Brazilian airline market has grown significantly, partially because of (i) our entry into the market, which stimulated demand, and (ii) the organic growth of the market, with more individuals using airline transportation services. As a result, despite the fact that Gol and LATAM lost market share following our entry into the market, the number of passengers transported by both airlines increased in that time period. As of December 31, 2019, we had an 24% market share of domestic RPKs, according to ANAC.

In December 2018, Avianca Brasil filed for judicial reorganization (recuperação judicial) and as of May 2019 Avianca Brasil ceased to operate flights. Most of Avianca Brasil’s slots have been redistributed by ANAC to incumbent airlines.

The following table sets forth the historical market shares on domestic routes, based on revenue passenger kilometers, of the significant airlines in Brazil for each of the periods indicated:

Domestic Market Share— Scheduled Airlines	2017	2018	2019
Gol	36.2%	35.7%	37.7%
LATAM Brasil	32.6%	31.9%	34.7%
Azul	17.8%	18.6%	23.6%
Avianca Brasil	12.9%	13.4%	3.7%
Others	0.5%	0.4%	0.4%

Source: ANAC

The following table provides details with respect to the competition faced on our top routes, based on weekly frequency as of December 31, 2019.

	At December 31, 2019
	Flights per Day
	Azul	Gol	LATAM
Campinas—Rio de Janeiro	15	2	—
Campinas—Belo Horizonte	10	—	—
Campinas—Curitiba	9	—	—
Campinas—Porto Alegre	8	—	—
Rio de Janeiro—Belo Horizonte	8	5	5
Recife— Salvador	8	—	—
Belo Horizonte—Vitória	5	—	—
Campinas—Ribeirão Preto	5	—	—
Belo Horizonte—Montes Claros	5	—	—
Campinas—Cuiabá	4	—	—
Campinas—São Jose do Rio Preto	4	—	—

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

The table below shows the 2019 market share of major airlines on South American routes to/from Brazil based on RPKs:

International Market Share—Airline	RPK	Market Share
LATAM	29,906,134	69.3%
Azul	7,150,979	16.6%
GOL	5,441,597	12.6%
Avianca Brasil	657,667	1.5%
Other	7,875	0.0%
Total	43,164,252	100.0%

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

We currently perform all base airframe maintenance checks for our ATR aircraft and most of the E-Jets base airframe maintenance at our full-capability maintenance facility in Belo Horizonte and outsource certain base airframe maintenance checks for our E-Jets, Airbus A320neos and A330s to FAA, EASA and ANAC certified maintenance, repair and overhaul providers. Starting in April 2020 we will perform all base maintenance checks for our Airbus A320neo family aircraft at our new full-capability maintenance facility in Campinas.

We hold concessions for three hangars at our ATR full-capability maintenance center in Belo Horizonte, where we perform airframe heavy checks, line maintenance, painting and interior refurbishment of our ATR aircraft. We also own one hangar in Manaus and Cuiabá for E-Jets and ATR line maintenance. In addition, we are building a full-capability maintenance center for our E-Jets and Airbus aircraft at Viracopos airport, which is expected to be concluded by March 2020.

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

c)

CFM International, a joint venture between GE and Safran Aircraft Engines, the manufacturer of the Leap 1A engines installed on our next-generation Airbus A320neo family fleet—A power-by-the-hour twelve year agreement, which provides for the repair, performance restoration, overhaul, engine conditioning monitoring and diagnostics management of each Leap 1A engine fleet. Under this agreement, GE has the obligation to develop its GE Celma plant in Petrópolis near Rio de Janeiro to perform our engine maintenance with full capability by 2020, which will result in significant reduction in turnaround time and engine spares inventory, and will avoid the cost of shipping engines to the United States for maintenance.

d)

Pratt & Whitney, the manufacturer of the PW1900G engines installed on the E-jet E2 aircraft fleet—A power-by-the-hour twelve year agreement for each engine effective from the delivery date of the first aircraft and covering the repair, performance restoration, overhaul, engine conditioning monitoring and diagnostics management of the engine fleet.

To support the maintenance of our aircraft, we have entered into component flight hour services program agreements with various industry-leading specialists in the supply, exchange, repair, and lease of commercial aircraft repairable spares. These programs provide us with comprehensive inventory solutions for component repair, on-site inventory and access to spare parts exchange pools for our ATR, E-Jets, and Airbus aircraft fleets. Such programs allow us to optimize our component maintenance costs, improve our cash flow forecasting and achieve the high standards of component reliability required to maximize our aircraft availability. These agreements require us to make monthly payments based on flight hours, and in turn, the agreements transfer certain risks related to the supply and repair of component parts to the third-party service provider.

We have entered into the following long-term component flight hour agreements with the following parties:

a)	ATR — An agreement expiring in 2028 which covers the component repair, on-site inventory and access to a spare parts exchange pool for our ATR72-600 aircraft fleet.

b)

Embraer — A warranty repair agreement expiring in September 2022 which covers the repair of components for our E-Jet aircraft fleet. A new component repair agreement will be negotiated with Embraer prior to September 2019.

c)	Airbus — Separate agreements for both the A320neo and A330 fleet expiring in 2028 and 2027, respectively, which cover the component repair, on-site inventory and access to a spare parts exchange pool.

Safety and Quality

We are committed to the safety and security of our customers and crewmembers and are certified by the IATA Operational Safety Audit, or IOSA, an internationally recognized quality and safety evaluation system designed to assess the operational management and control systems of an airline. We maintain an Operational Safety Team, divided into six departments: (i) Risk Management & Prevention (ii) Safety Assurance, (iii) Corporate Quality, (iv) Maintenance Safety (v) Security and (vi) Emergency Response and Humanitarian Assistance. All of our safety and quality team members have significant international experience in the airline industry and some of them have previously worked at international airlines and OEM’s, which provides them not only with knowledge of airline safety and quality systems, but also familiarity with the fleet we operate.

The Risk Management and Safety Assurance departments are responsible for managing safety programs as conducting the Safety Reports (voluntary and mandatory), the Human Factors, the Flight Data Monitoring, or FDM, and Line Oriented Safety Audit, which maximizes reactive, proactive and predictive actions to achieve high levels of safety. All of our aircraft are included in the Maintenance Operations Quality Assurance System, a troubleshooting and health programs that monitors Maintenance Safety performance and aircraft engine trends. This department follows all activities related to the Safety Management System, or SMS, including the SMS standards established by ANAC, which follows the highest recognized safety standards in the world. Brazil is ranked in Category 1 in flight safety standards by the International Civil Aviation Organization, which is the same classification held by the United States and Canada. See “Regulation.”

The Corporate Quality department conducts audits and inspections in all operational areas in accordance with a Quality Management System. These stringent standards and requirements are key to assuring the very highest levels of safety and quality throughout the operational areas.

The Emergency Response and Humanitarian Assistance department trains and maintain a Special Assistance Team, composed of volunteers that are trained for emergency situations. This department also conducts regular drills, trainings and relevant media training along with our Communications Office.

The Security department focuses on the protection of aviation operations against acts of unlawful interference in compliance with TSA and ANAC security protocols and is also responsible for the security of executives and VIP customers, as well as physical and electronic security at administrative and operational facilities.

We are the first airline in Brazil certified to use dual head-up displays, or HUDs, an advanced display of flight, navigation or other information superimposed upon the pilot’s forward field of view, which is currently installed in most of our jets. In addition to this advanced safety feature, the majority of our fleet is equipped with electronic flight bags, an information management device that helps flight crew perform flight management tasks safely. We believe we are the only airline in Brazil with onsite access to flight simulators with full flight capability. We maintain our aircraft in strict accordance with manufacturer specifications and all applicable safety regulations, perform routine daily line maintenance, and are part of the Embraer and Airbus Aircraft Integrity Monitoring Program, which provides close monitoring of malfunction trends in systems and components. We also strive to comply with or exceed most health and safety standards. In pursuing these goals, we maintain an active aviation safety program, in which all our personnel are expected to participate and take an active role in the identification, reduction and elimination of hazards.

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

We are focused on increasing the efficiency and productivity of our crewmembers. As of December 31, 2019, we had 93 FTEs per aircraft, compared with 143 for Gol. The following table sets forth the number of our crewmembers per category and the number of FTEs per aircraft at the end of the periods indicated:

	At December 31,
Crewmembers	2019	2018	2017
Pilots	1,846	1,741	1,633
Flight attendants	2,936	2,351	2,217
Airport personnel	3,293	3,165	2,903
Maintenance personnel	2,217	2,063	1,835
Call center personnel	917	924	899
Others	1,980	1,563	1,391

Total	13,189	11,807	10,878

End-of-period FTEs per aircraft	93	94	89

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

Environmental, Social and Governance (“ESG”) Responsibility

Aviation brings people, cultures and economies together, driving economic growth and social progress. Since our foundation in 2008, we have established our operations with a concern for social values, local development and environmental protection, aiming to create sustainable long-term relationships with all of our stakeholders.

Emissions efficiency is a constant concern for our sector. Recently developed, more efficient aircraft models and effective operating processes lead to a decrease in fuel consumption per passenger. Our fleet transformation process, which consists of replacing older generation aircraft with next-generation fuel-efficient aircraft is not only the main driver of our positive operating results going forward but also the main source of reduction in our consumption of fuel per passenger. We are constantly working on other initiatives to reduce our fuel consumption including route optimization and operational improvements.

Azul’s most valuable asset is its committed and passionate team of crewmembers. Our mission is for our crewmembers to have the best job experience working at Azul and to offer our customers the best flight experience. For us, our crewmembers are essential to our achieving excellence. Regardless of our position in the Company, we are all part of the same team, and the Azul experience is a collective effort that involves the commitment from all of us.

As of December 31, 2019, we were the sole airline in 156 of the 249 routes we served and, as a result, we support smaller communities that are located far from larger metropolitan areas, boosting their local economy. In addition to our diversified domestic network, we also serve select international destinations and partner with several airlines connecting customers to global destinations.

In 2019, we affirmed our commitment to the United Nations (UN) Sustainable Development Goals (SDGs) and developed an increasingly engaged social action, not only around our operating stations, but also across Brazil. We are committed to building a promising future, connecting people and changing lives through the work of our team of 2,193 volunteers and social investment projects that have directly benefited over 50,000 people.

We conduct our corporate governance with transparency and in accordance with the most relevant market guidelines that comply with SEC and CVM requirements. Azul was the first Brazilian company to become signatory to the Brazilian Takeover Panel (CAF), a private self-regulated organization for the Brazilian securities market ruled by the highest levels of corporate governance standards. For more information about our ESG initiatives and results visit www.voeazul.com.br/ir.

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

The table below shows our average fare in reais for the periods indicated, reflecting our total passenger revenue divided by passenger flight segments for such periods:

	Average Fare (R$)
Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2017	283.7	279.8	308.1	344.8
2018	376.1	346.1	379.9	395.7
2019	382.3	379.7	391.5	419.9

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

Airport Infrastructure

Brazil currently has more than 2,400 private and public airfields. Airlines that operate regularly scheduled flights primarily use public airport infrastructure, with 98% of total passenger traffic passing through a network consisting of 65 airports. INFRAERO is responsible for the operational matters of 47 of these airports.

A number of smaller, regional airports in Brazil are under the control of state or municipal governments and are managed by local governmental entities. INFRAERO is responsible for safety and security activities at the largest airports, including passenger and baggage screening, cargo security measures and airport security.

In 2011, the Brazilian government started to grant the operation of certain airports in Brazil by way of concessions following public bids. Between 2011 and 2019, 22 airports have been privatized after bid concessions, including our three hubs, Viracopos ,Confins and Recife. The concessions for these airports have terms of between 20 to 30 years. In 2020, the Brazilian government expects to auction another 22 airports located in the Southern, Mid and Northern region of the country.

Aeroportos Brasil, the holder of the concession to operate Viracopos airport, has announced its intention to return this concession to ANAC. Aeroportos Brasil’s judicial reorganization plan was approved by its creditors on February 14, 2020, provided that Aeroportos Brasil present its request for rebidding of Viracopos airport concession to the Brazilian federal government. The request for rebidding was filed with ANAC on March 19, 2020.

In March 2019, the Brazilian government concluded an auction for the concession of 12 airports grouped into three regional blocks – Northeast, Midwest, and Southeast, including our third largest hub in Recife. In 2020, the Brazilian government expects to auction another 22 airports located in the Southern, Mid and Northern region of the country.

Of the 47 Brazilian airports managed directly or indirectly by INFRAERO, 17 airports are currently receiving infrastructure investments and upgrades. The airport upgrade plan does not require contributions or investments by Brazilian airlines, and is not expected to involve increases in landing fees or passenger taxes on air travel.

The Resolution No. 338, of July 2014, predicts that airports operating at full capacity. Under this resolution, airports operating at full capacity are deemed by ANAC “coordinated airports.” The following airports are currently deemed to be “coordinated airports” by ANAC: Belém, Cuiabá, Congonhas, Curitiba, Guarulhos, Goiania, Foz do Iguaçu, Manaus, Maceió, Recife, Santos Dumont, and Vitória.

In July of 2014, ANAC enacted a resolution establishing new procedures to allocate slots in airports operating at full capacity. Through such allocation, we received 26 new slots at Congonhas airport. In November 2014, we started operating 13 daily flights from Congonhas airport to some of our most profitable markets including Belo Horizonte, Porto Alegre, and Curitiba, leveraging the connectivity we have in these cities and expanding our flights available to São Paulo passengers. In August 2019, ANAC announced a temporary distribution of 41 slots in Congonhas airport previously operated by Avianca Brasil, of which 15 slots were allocated to us. As a result, we adjusted our flight schedules at Congonhas airport and since September 2019, we started operating a shuttle service between Congonhas and Rio de Janeiro and between Congonhas and Belo Horizonte.

Due to the exceptional Avianca situation, ANAC is in the process of reviewing the Resolution No. 338, to increase the competition on congested airports. Although the rule of Resolution No. 338 has not been changed yet the Board of ANAC on July 25, 2019 has deliberated that exceptionally for Congonhas Airport due to Avianca situation the criteria for distribution of slots are different than the criteria of Resolution No. 338.

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

ANAC requires companies interested in operating air services to meet certain economic, financial, technical, operational and administrative requirements. The applicant must be an entity incorporated in Brazil, must have a valid Airline Operating Certificate (Certificado de Operador Aéreo – COA) and must comply with the ownership restrictions discussed below. ANAC has the authority to revoke a concession if the airline fails to comply with the Brazilian Aeronautical Code and any other relevant laws or regulations relating to the concession agreement, including if the airline fails to meet specified service levels, ceases operations or declares bankruptcy.

ALAB’s first concession was granted on November 26, 2008 by ANAC and had a term of ten years. Therefore, on November 21, 2018, ALAB made a formal request to renew the concession. On December, 6, 2018, ANAC published the renewal of concession contract for another 10 years.

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

Currently, there are a thirteen Brazilian ANAC “coordinated airports” where slots are necessary to perform scheduled flights: Belém, Cuiabá, Congonhas, Curitiba, Guarulhos, Goiania, Foz do Iguaçu, Manaus, Maceió, Recife, Santos Dumont, and Vitória. Additionally, there are eight airports declared as “airports of interest” which are also subject to slot coordination procedures (coordination performed by their respective airport operators instead of ANAC). These are: Brasilia, Confins, Florianópolis, Galeão, Porto Alegre, Salvador, and Viracopos.

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

In July of 2014, ANAC enacted a resolution establishing new procedures to allocate slots in airports operating at full capacity. Through such allocation, we received 26 new slots at Congonhas airport. In November 2014, we started operating 13 daily flights from Congonhas airport to some of our most profitable markets including Belo Horizonte, Porto Alegre, and Curitiba, leveraging the connectivity we have in these cities and expanding our flights available to São Paulo passengers. In August 2019 ANAC announced a temporary distribution of 41 slots in Congonhas airport previously operated by Avianca Brasil, of which 15 slots were allocated to us. As a result, we adjusted our flight schedules at Congonhas airport and since September 2019, we started operating a shuttle service between Congonhas and Rio de Janeiro and between Congonhas and Belo Horizonte ceasing to operate flights to Porto Alegre and Curitiba.

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

Baggage Charge

According to ANAC’s Resolution 400 of December 13, 2016 (General Conditions of Air Transport), or Resolution 400, which became effective on March 14, 2017 (but had its applicability and effects suspended until April 29, 2017) airlines are allowed to charge for checked baggage. On June 1, 2017, we started charging our passengers a fee for checked baggage and believe this will be an important source of revenue going forward. The legality of charging for checked baggage was confirmed by Brazil President’s veto of the provisional measure MP No 863/2018, which intended to prohibit charging for checked baggage.

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

Restrictions on the Ownership of Shares in Air Transportation Service Providers

On December 13, 2018, the Brazilian Federal government issued provisional measure MP 863/2018, a new rule amending the Brazilian Aeronautical Code, which established that at least 80% of the voting stock of a company that holds a concession to provide scheduled air transportation services must be held directly or indirectly by Brazilian citizens, and the company must be managed exclusively by Brazilian citizens. MP 863/2018 allows foreign shareholders to hold up to 100% of the voting stock of Brazilian airlines companies and lifts the restriction on foreign management of domestic carriers. Thus, regardless of the company’s capital origin, as long as the legal entity is incorporated under Brazilian law, there are no restrictions on the foreign capital interest in such entities. On June 17, 2019, the provisional measure MP 863/2018 was converted into Law No 13.842/2019, amending the Brazilian Aeronautical Code, and allowed 100% of the voting stock of a company that holds a concession to provide scheduled air transportation services to be owned by foreigners, which completely opened up the market to non-Brazilian citizens. Besides that, the leadership of companies that hold a concession to provide scheduled air transportation services can now be carried by foreigners and ANAC will not need to approve any acts of formation or changes to the corporate governance structure of such companies.

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

Activities with a significant potential of pollutant and intense use of natural resources, such as the manufacture and assemble of aircraft, besides being subject to the CTF, are also subject to the quarterly payment of the Environmental Control and Inspection Fee, or TCFA, to IBAMA.

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

The Brazilian National Data Protection Authority, or the ANPD, was created in 2018, which will have equivalent activities to the European data protection authorities, exercising the triple role of (i) investigation, being able to issue norms and procedures, deliberate on the interpretation of the Act and request information to controllers and processors; (ii) enforcement, in cases of noncompliance with the law, through an administrative process; and (iii) education, disseminating knowledge about the Act and security measures, stimulating standards for services and products that facilitate control of data subjects, and elaborating studies on national and international practices for the protection of personal data and privacy, amongst others. The ANPD is not operational yet since the commissioners have not been appointed.

The ANPD has been assured technical independence, although subordinated to the Presidency of the Republic.The Federal Senate has approved the Bill of Law 1,179/2020, as amended, which introduces emergency changes to federal legislation during COVID-19 pandemic. These changes include specific amendments to the LGPD, such as: (i) its effectiveness will be postponed to January 1, 2021, and (ii) the sections related to administrative penalties (articles 52-54) will only be effective as of August 1, 2021. The Bill of Law 1,179/2020’s approval now depends on the affirmative vote by the Brazilian House of Representatives and, if approved, to subsequent signing by the President.

Pending Legislation

The Brazilian Congress is currently discussing a draft bill that would replace the current Brazilian Aeronautical Code. This draft bill deals with matters related to civil aviation, including airport concessions, consumer protection, limitation of airlines’ civil liability, compulsory insurance and fines.

The draft bill has been internally approved by the Brazilian House of Representatives in March 2019, but it still needs to be discussed and approved by the Brazilian Federal Senate. If approved by the Federal Senate without any relevant amendments to the approved wording submitted by the Brazilian House of Representatives, it will be sent for presidential approval. If the Brazilian civil aviation framework changes in the future, or if ANAC implements increased restrictions, our growth plans and our business and results of operations could be adversely affected.

Aircraft Repossession

On March 1, 2012, Brazil ratified the Cape Town Convention, which created a system of international registration of legal interests in aircraft and engines. This convention has been ratified and published by Presidential Decree 8008, dated May 15, 2013, and was regulated by ANAC through Resolution No. 309, of March 18, 2014.

The Cape Town Convention is intended to standardize transactions involving movable property. The treaty creates international standards for registration of ownership, security interests (liens), leases and conditional sales contracts, as well as various legal remedies for default in financing agreements, including repossession and provisions regarding how the insolvency laws of the signatory states will apply to registered aircraft and engines. The Convention provides specific remedies such as the Irrevocable Deregistration and Export Request Authorization, which allows recovery of the aircraft in case of default and insolvency. The Brazilian Aeronautical Registry (Registro Aeronáutico Brasileiro –RAB has been appointed as the responsible authority regarding the international registry in Brazil.

Although the Cape Town Convention has been duly internalized into the Brazilian legal system with the status of an ordinary law, further specific rules relating to the export of aircraft in accordance with the Cape Town Convention, especially upon enforcement of an Irrevocable Deregistration and Export Request Authorization in an event of default under financing or lease agreements, are pending further regulations to be issued by the Government of Brazil. The lack of regulations, at this state, is not likely to prevent export of aircraft in accordance with the Cape Town Convention entirely, but may represent an increase in the time required for actual export of aircraft.

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

Corporate Organization

We operate as a holding company and own 100% of our two principal subsidiaries: (i) ALAB and (ii) TudoAzul S.A. The following organizational chart sets forth, in summary form, our material direct or indirect subsidiaries as of December 31, 2019:

ALAB is our original operating subsidiary through which we operate all of our flight activities. ALAB wholly owns Azul Finance LLC and Azul Finance 2 LLC, subsidiaries incorporated in Delaware for the purpose of acquiring next- generation Airbus A320neos from Airbus and E-Jets from Embraer. ALAB also wholly owns Azul SOL LLC, a subsidiary incorporated in Delaware, through which ALAB holds the option to purchase six E-Jets under an operating lease structure, and Blue Sabia LLC, a wholly-owned subsidiary incorporated in Delaware, which leases certain aircraft to Portugalia – Companhia Portuguesa de Transportes Aéreos, S.A., a subsidiary of TAP. In addition, ALAB wholly owns ATS Viagens e Turismo Ltda., a subsidiary organized in Brazil, which sells travel packages offered by our Azul Viagens business unit. ALAB is also the Managing Partner of Azul Investments LLP, a limited liability partnership incorporated in Delaware for the issuance of debt securities in the United States.

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

As of December 31, 2019, our contractual fleet, which is the fleet that we contractually own or lease, totaled 166 aircraft, consisting of: (i) two aircraft owned by subsidiaries of Canela Investments, (ii) 17 aircraft owned directly by ALAB, and (iii) 147 aircraft leased from third parties. As part of our fleet optimization efforts, in 2016 and 2017, we leveraged our strategic partnerships by subleasing 15 aircraft to TAP for the remaining period under our lease agreements with third parties, see “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements—TAP.” As a result, as of December 31, 2019, our operating fleet, which is the fleet we operate, totaled 142 aircraft, consisting of 59 Embraer E-Jets, 33 ATR aircraft, 38 next-generation Airbus A320neos, ten Airbus A330s and two Boeing 737 freighter.

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

Our primary corporate offices and headquarters are located in the city of Barueri, state of São Paulo, where we lease 8,179.33 square meters under three lease agreements that expire in December of 2022.

We also lease four hangars totaling 97,800 square-feet for our full capability maintenance center in Belo Horizonte, with expirations from 2020 to 2024. We also lease one hangar in Manaus totaling 14,854 square feet and one in Cuiabá totaling 13,745 square feet for E-Jets and ATR line maintenance with leases expiring in 2020 and 2024, respectively. We also lease one hangar in Campinas totaling 93,642 square-feet, with lease expiring until 2045. Our training facility for pilot and cabin crew education, UniAzul, located at Viracopos airport has 71,000 square feet is under a lease agreement that expires in 2028. We also lease a 9,600 square-feet warehouse and office complex, located in Fort Lauderdale within the airport area, under a lease that expires in 2022.

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

None.

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

	As of and for the Years ended December 31,
	2019	2018	2017
Real growth (contraction) in gross domestic product	1.1%	1.1%	1.0%
Inflation (IGP-M)(1)	7.3%	7.6%	(0.5%	)
Inflation (IPCA)(2)	4.3%	3.8%	2.9%
Long-term interest rates – TJLP (average)(3)	5.6%	6.5%	7.0%
CDI Rate (average)(4)	5.9%	6.5%	10.1%
LIBOR(5)	2.4%	2.3%	1.4%
Period-end exchange rate—reais per US$ 1.00	4.031	3.875	3.308
Average exchange rate—reais per US$ 1.00(6)	3.945	3.654	3.192
Average depreciation of the real vs. US$	8.0%	14.8%	(8.5%	)
WTI crude price (average US$ per barrel during period)	57.63	64.89	50.86
Unemployment rate(7)	10.6%	12.4%	12.7%

Source: FGV, IBGE, Central Bank, Bloomberg and Energy information administration

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the year).
(4)	The CDI Rate is an average of inter-bank overnight rates in Brazil (daily average for the period).
(5)	Average U.S. dollar three-month LIBOR for the year.
(6)	Average of the exchange rate on each business day of the year.
(7)	Average unemployment rate for year as measured by IBGE.

According to IBGE, Brazilian economy grew 1.1% in 2019, as it continued to recover from an economic recession which started in 2014 and ended in 2017. In 2019, the risk assessment of the Brazilian economy, measured by CDS decreased 20.3%, indicating an optimistic expectation about the ongoing reforms and the fiscal consolidation in place.

In terms of passenger demand as measured by RPKs, according to ANAC, the Brazilian domestic aviation market grew 0.8% for the year ended December 31, 2019, compared to growth of 4.4% in 2018 and 3.2% in 2017. The lower growth in 2019 is mostly related to the judicial recovery process and resulting termination of flights operated by Avianca Brasil during the second quarter of the year.

The spread of COVID-19 in early 2020 is expected to have a negative impact on the Brazilian economy. Although the size of the economic impact of COVID-19 is still uncertain, according to the Focus report issued on April, 17, 2020, the Brazilian economy is expected to contract by 2.96% in 2020 and grow by 3.10% in 2021.

Net Operating Loss Carryforwards

We and our subsidiaries had net operating loss carryforwards of R$1,971.8 million as of December 31, 2019, represented by income tax losses and negative basis of social contribution. Certain of these net operating losses have been recorded at dormant subsidiaries and any future usage is dependent on transferring operating activities to such subsidiaries. Under Brazilian tax laws, we may only use our net operating losses to offset taxes payable up to 30% of the taxable income for each year. See “Item 5.A. Operating Results—Principal Components of Our Results of Operations—Taxes” and “Item 5.A. Operating Results—Critical Accounting Policies and Estimates—Deferred Taxes.”

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

As of December 31, 2019, 35% and 28% of our domestic network overlapped with that of Gol and LATAM, respectively, while Gol’s and LATAM’s networks had an overlap of 88% with each other. At Viracopos airport, our primary hub, only 2 out of 55 domestic destinations faced direct competition from Gol or LATAM as of December 31, 2019.

In addition, we were the sole airline on 70% of our routes and 40 of the destinations we served, and the market leader in 73 cities in terms of departure as of December 31, 2019. By comparison, Gol and LATAM were market leaders in only 11 and 12 cities, respectively, as of December 31, 2019.

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

The table below shows our average fare in reais for the periods indicated, reflecting our total passenger revenue divided by passenger flight segments for such periods:

	Average Fare (R$)
Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2017	283.7	279.8	308.1	344.8
2018	376.1	346.1	379.9	395.7
2019	382.3	379.7	391.5	419.9

Effects of Exchange Rates, Interest Rates and Inflation

Our results of operations are affected by currency fluctuations. For the years ended December 31, 2019, 2018 and 2017, 85.12%, 79.1% and 83.4%, respectively, of our revenue was domestic and therefore denominated in reais while 41.3%, 43.2% and 41.4%, respectively, of our operating expenses were either payable in or affected by the U.S. dollar, such as aviation fuel, certain flight hour maintenance contract payments and aircraft insurance. We also have certain aircraft debt denominated in U.S. dollars, see “Item 5.B. Liquidity and Capital Resources—Loans and Financings.” We use short-term arrangement to hedge against exchange rate exposure related to our aircraft lease and other rent payment obligations.

We also have assets denominated in foreign currency such as security deposits, maintenance reserves, cash and equivalents, and the TAP bond, providing us with a natural hedge against our U.S. dollar denominated liabilities. In addition, our aircraft, engines, and spare parts are commercialized in U.S. dollars.

Inflation also had, and may continue to have, effects on our financial condition and results of operations. For the year ended December 31, 2019, 2018 and 2017, approximately, 30.7%, 28.9% and 30.1%, respectively, of our operating expenses, including salaries, catering and ground handling expenses were impacted by changes in inflation.

The Central Bank determines the base interest rate in order to manage inflation. Variations in interest rate affect primarily our long-term obligations subject to variable interest rates, including our loans and financing. As of December 31, 2019, 2018 and 2017, we had R$3,518.2 million, R$2,756.1 million and R$2,578.4 million, respectively, in current and noncurrent loans and financing of which (i) 70.1%, 89.2% and 80.6%, respectively, was indexed to the CDI Rate, or overnight interbank/branch benchmark interest rate, and (ii) 2.1%, 3.4% and 7.0%, respectively, was indexed to LIBOR. In addition, interest rates also affect our financial income to the extent that we have investments indexed to the CDI Rate. The Central Bank has changed the base interest rate several times over the past years in order to keep inflation within its targets.

New IFRS Standards

On January 1, 2019, we adopted IFRS 16 – Leases. IFRS 16 was issued in January 2016 and replaced IAS 17 – Leases, IFRIC 4 – Determining whether an Arrangement Contains a Lease, SIC-15 – Operating leases-Incentives and SIC-27 – Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

IFRS 16 establishes the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single model in the balance sheet, similar to accounting for finance leases under IAS 17. Under IFRS 16, we capitalize the right-of-use of all aircraft previously held under operating leases and depreciates the asset on a straight-line basis over the life of the underlying lease contract or the component useful economic life, whichever is shorter. We applied the full retrospective transition approach on January 1, 2019, under which the comparative information from prior years have been restated. Upon transition, we recognized a right-of-use asset representing our right to use the underlying asset and a corresponding lease liability that were initially measured at the present value of the future lease payments recognized at the historical U.S. dollar exchange rate and discount rate. The lease liability is updated at each reporting period to reflect the current exchange rate, but the right-of-use carrying value remains at historical rates, in accordance with IAS 21 – The effects of changes in foreign exchange rates.

We have adopted IFRS 15 – Revenue from Contracts with Customers as of January 1, 2018, which impacted the classification and timing of recognition of certain ancillary items such as bags, upgrades, itinerary changes and other air travel-related fees, since they are deemed part of the single performance obligation of providing passenger transportation. These ancillary items are now recognized in passenger revenue while non-passenger related items including cargo, travel packages, and revenue from aircraft subleases continue to be recognized under other revenue.

We adopted IFRS 9 on January 1, 2018. Except for hedge accounting, retrospective application is required, but comparative information is not required. We have opted not to present comparative information showing retroactively the results from the adoption of IFRS 9.

Principal Components of Our Results of Operations

Operating Revenue

Our operating revenue is primarily derived from transporting customers in our aircraft. For the year ended December 31, 2019, 95.3% of our operating revenue was derived from passenger revenue, and 4.7% was derived from cargo and other revenue.

For the years ended December 31, 2019 and 2018, 85.12% and 79,1% respectively of our operating revenue was denominated in reais. Passenger revenue is recognized either upon departure of the scheduled flight or when a purchased ticket expires unused, including revenue related to the redemption of TudoAzul points for Azul flights. Cargo revenue is recognized when transportation is provided.

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

The air transportation business is volatile and highly affected by economic cycles and trends. Fluctuations in aviation fuel prices, customer discretionary spending, fare initiatives, labor actions, pandemics such as COVID-19, weather and other factors have resulted in significant fluctuations in revenues and results of operations in the past.

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

Our largest operating expense is aviation fuel, which represented 24.4% of our total operating expenses in 2019, 33.6% in 2018 and 28.6% in 2017. Aircraft fuel prices in Brazil are much higher than in the United States, as the Brazilian infrastructure needed to produce, transport and store fuel is expensive and aviation fuel prices are controlled by a concentrated number of suppliers. Our aviation fuel expenses are variable and fluctuate based on global oil prices. Since global prices are denominated in U.S. dollars, our aviation fuel costs are also subject to exchange rate fluctuations between the real and U.S. dollar. During the year ended December 31, 2019, the fuel price per liter increased 0.4%, from R$2.55 per barrel as of December 31, 2018 to R$2.56 per barrel as of December 31, 2019. In 2018, the fuel price per liter increased 29.8% from R$1.97 per barrel as of December 31, 2017 to R$2.55 per barrel as of December 31, 2018. In 2017, the fuel price per liter increased 11.0%, from R$1.77 per barrel as of December 31, 2016 to R$1.97 per barrel as of December 31, 2017.

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

In addition, local taxes applicable to the sale of jet fuel are high, ranging from 3.0% to 25.0%. Different states in Brazil apply different rates of value-added tax to fuel (which is not passed on to end consumers for passenger services), requiring us to continually adjust our fuel prices to optimize fuel uplift. Several states in Brazil offer a value-added fuel tax relief or subsidy to airlines that provide better connectivity between cities within the state and other domestic or international destinations. Given the size of our network and diversified fleet, we believe we pay lower value-added fuel tax rates compared to our main competitors

Salaries, wages and benefits paid to our crewmembers, include, among others, health care, dental care, child care reimbursement, life insurance, funeral assistance, school aid (granted to expatriate executive officers only), housing allowance (granted to expatriate executive officers only), bonuses, pension plans, transportation tickets, food allowances and meal vouchers. We believe that we have a cost advantage compared to industry peers in salaries, wages and benefits expenses due to high employee productivity measured by the average number of employees per aircraft. While we had 93 FTEs per aircraft as of December 31, 2019, Gol had 143 as of the same date. We also benefit from generally lower labor costs in Brazil, when compared to other countries, which is somewhat offset by lower productivity due to government requirements over employee labor conditions and taxes on payroll.

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

Our sales and marketing expenses include commissions paid to travel and cargo agents, fees paid to credit card companies and advertising associated with the sale of our tickets and other products and services. We believe that our distribution costs are lower than those of our competitors because a higher proportion of our customers purchase tickets directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems. In 2019 we generated 88% of our passenger revenue through our website, including direct connect bookings with travel agencies compared to 87% in 2018 and 85% in 2017. We employ low-cost, innovative marketing techniques, focusing on social networking tools (Facebook, Twitter, YouTube and Instagram) and generating word of mouth recognition, including visibly branded complimentary bus service and guerrilla marketing campaigns to enhance brand recognition and provide promotions directed at our customers. We believe that we have an advantage compared to industry peers in sales and marketing expenses and expect this advantage will remain in the future.

Our maintenance, materials and repair expenses consist of line maintenance checks and certain maintenance fees based on number of hours flown to access spare parts to repair aircraft and engines. Since the average age of our operating fleet was 5.8 years as of December 31, 2019, 5.9 years as of December 31, 2018 and 5.6 years as of December 31, 2017, and most of the parts on our aircraft are under four-year warranties, our aircraft have required a relatively low level of maintenance. As our aircraft age, these costs will increase.

At the initial recognition of aircraft or right-of-use assets, Azul allocates the total cost of the aircraft between four major components; airframe, engines, heavy maintenance and structural checks. The useful economic life is the period extending up to the next heavy maintenance or structural check or the remaining useful life of the aircraft/engines or lease contract, whichever is shorter. Azul has maintenance contracts for its engines that cover all significant maintenance events. Azul has “power-by-the-hour” type contracts, which estipulate a rate for maintenance per hour flown, which are paid in accordance with the total hours flown when maintenance occurs. Subsequent heavy maintenance events and structural checks, which increase the useful lives of the assets, are capitalized and recognized as property and equipment or in addition to the right-of-use assets, according to the underlying asset. Subsequently they are depreciated during the respective period of use or until the end of the lease. Repairs and other routine maintenance are recognized in the maintenance expenses during the period in which they are incurred.

Depreciation and amortization expenses include the depreciation of all fixed assets we own or right-of-use assets, including amortization of capitalized maintenance expenses.

Other operating expenses, net consist of general and administrative expenses, purchased services, equipment rentals, communication costs, professional fees, travel and training expenses for crews and ground personnel, provisions for legal proceedings, interrupted flights and all other overhead expenses.

Slightly over half of our expenses, such as fuel and maintenance, fluctuate with changes in the exchange rate between the real and the U.S. dollar. We currently enter into arrangements to hedge against increases in fuel prices, foreign exchange and interest rates. See “Item 11—Quantitative and Qualitative Disclosures about Market Risk.”

Financial Results

Our financial income includes interest earned on our cash and cash equivalents (which bear interest indexed to the CDI Rate) and short-term investments. Our financial expenses include interest expense on lease liabilities, aircraft debt, loans and financings and working capital facilities. As of December 31, 2019, 2018 and 2017 respectively, 100%, 100% and 99.2% of our working capital debt, which excludes lease liabilities, was denominated in reais, respectively, and therefore was not exposed to currency fluctuations. The balances of derivative financial instruments include gains or losses on our derivatives not designated for hedge accounting. Foreign currency exchange is the net gain or loss on our assets and liabilities related to the appreciation or depreciation of the real against the U.S. dollar and has limited impact on our cash position.

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

We and our subsidiaries had net operating loss carryforwards of R$1,971.8 million as of December 31, 2019, represented by income tax losses and negative basis of social contribution. See “Item 5.A. Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations—Net Operating Loss Carryforwards.”

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

Basis for consolidation

The consolidated financial statements comprise the financial statements of Azul and its subsidiaries as of December 31, 2019. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if and only if the Company has:

•	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);

•	Exposure, or rights, to variable returns from its involvement with the investee; and

•	The ability to use its power over the investee to affect its returns.

The Company re-assesses whether or not it controls an investee when facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when assets, liabilities, income and expenses of a subsidiary acquired during the year are included in the statements of net income (loss) from the date the Company gains control, and ceases on the date the Company loses control of the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries to align their accounting policies with those of the Company. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

Cash and cash equivalents

Cash and cash equivalents are held in order to meet short-term cash commitments and not for investment or other purposes. The Company considers as cash equivalents deposits or instruments which are readily convertible into a known cash amount and subject to an insignificant risk of change in value. The Company considers as cash equivalents instruments with original maturities of less than three months.

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

Classification of financial instruments

Under IFRS 9, classification and measurement of financial instruments is based on the business model of the Company to manage financial assets and on the contractual cash flow characteristics of the financial assets.

Financial assets are classified in three categories:

(i)	measured at amortized cost;

(ii)	measured at fair value through other comprehensive income; and

(iii)	measured at fair value through profit or loss.

For a financial asset to be classified and measured at amortized cost or at fair value through other comprehensive income, it needs to give rise to cash flows that are “exclusively principal and interest payments” (also referred to as the “SPPI” test) on the principal amount outstanding. This evaluation is performed at instrument level.

The Company’s business model for managing financial assets refers to how it manages its financial assets to generate cash flows. The business model determines whether cash flows will result from the collection of contractual cash flows, the sale of financial assets or both.

Purchases or sales of financial assets that require the delivery of assets within a period established by regulation or convention in the market (regular negotiations) are recognized on the trade date, that is, the date on which the Company undertakes to buy or sell the asset.

Business model assessment

The business model assessment requires classification of the asset in one of the business models defined by IFRS 9. The business models reflect how the Company manages the financial asset in order to generate cash flows on the basis of scenarios that the Company reasonably expects to occur. In order to perform the business model assessment, the Company has grouped financial assets in portfolios of assets that are managed together:

Management Objective	Measurement
Collect contractual payments over the life of the instrument	Amortized cost
Collecting contractual cash flows and selling financial assets	Fair value through other comprehensive income
Held for trading or measured in a fair value basis	Fair value through profit or loss

Contractual cash flow characteristics assessment

The contractual cash flow characteristic assessment requires to determine whether the contractual cash flows of the assets consists solely of payment of principal or interest on the principal amount outstanding “SPPI”. When the asset cash flows is SPPI, it will be subsequently measured following the result of the business model assessment. However when the asset cash flows is not SPPI, it will be measured at fair value through profit or loss irrespective of the result of the business model assessment.

Subsequent measurement of the financial assets of the Company

The criteria for subsequent measurement of the financial assets of the Company is presented below:

•

At amortized cost – Financial assets at amortised cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired;

Financial assets at amortised cost includes: restricted investments, trade and other receivables other than credit card receivables, receivables from related parties, security deposits and maintenance reserves;

•

At fair value through other comprehensive income (OCI) – For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognised in the statement of profit or loss and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in OCI. Upon derecognition, the cumulative fair value change recognised in OCI is recycled to profit or loss;

•

At fair value thorough profit of loss – Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortised cost or at fair value through OCI, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognised in the statement of profit or loss.

Financial assets at fair value through profit or loss include: Financial instruments, short-term investments and the TAP Bonds presented under long-term investments.

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

All non-derivative financial liabilities of the Company at the reporting date are measured at amortized cost and consists of loans and financings and accounts payable, except for those designated as hedge item in a fair value hedge (Note 24).

Financial instruments and hedge accounting – Initial recognition and subsequent measurement

Initial recognition and subsequent measurement

The Company uses financial instruments, such as currency forward contracts options and NDF to hedge itself against the currency risk, heating oil swaps to hedge the fuel price risk and interest rate swaps to hedge against the interest risk. Financial instruments not designated as hedge instruments are recognized initially at fair value on the date when the derivative contract is entered into and are subsequently remeasured at fair value. The accounting for subsequent changes in fair value to derivatives that are hedge instruments in a hedge accounting depends of the nature of the item being hedged and the type of hedge relationship designated. Derivatives are presented as financial assets when the instrument’s fair value is positive and as financial liabilities when fair value is negative.

Any gains or losses from changes in the fair value of derivatives not designated to hedge accounting during the year are recorded directly in profit or loss. The accounting treatments for derivatives designated as hedge instruments are presented in the next topic.

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

On inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting, as well as the Company’s objective and risk management strategy for undertaking the hedge. The documentation includes identification of the hedge instrument and item or transaction being hedged, the nature of the risk being hedged and risks excluded, and effectiveness assessment approach using prospect basis proving the existence of economic relationship between the hedged item and hedge instrument, that credit risk does not dominate the value changes that results from that economic relationship and how the hedge ratio is determined, including possible sources of ineffectiveness by performing a qualitative (when the critical terms of hedged item and hedge instrument match or are closely aligned – as nominal amount, maturity and underlying) or quantitative.

Hedges that meet the criteria for hedge accounting are accounted for as follows:

Fair value hedge

The gain or loss resulting from changes in fair value of a hedge instrument (for derivative hedge instrument) or the foreign exchange component of its carrying amount is recognized in profit or loss or other comprehensive income, if the hedging instruments hedges an equity instrument for which the Company has elected to present changes in fair value in other comprehensive income. The gain or loss on the hedged item shall adjust the carrying amount of the hedged item (for on-balance item) and be recognized in profit of loss.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in profit or loss.

When an unrecognized firm sales commitment is designated as a hedged item in a hedge relationship, the change in fair value of the firm sales commitment attributable to the hedge risk is recognized as a financial asset or as a financial liability, with the recognition of a corresponding gain or loss in the statements of net income (loss). The accumulated balance in the statement of financial position resulting from successive changes in fair value of the firm sales commitment attributable to the hedged risk will be transferred to the balance of the hedged item upon its recognition (recognition of balance is either of accounts payable or accounts receivable).

The Company holds interest rate swaps to hedge against its exposure to changes in fair value of some of its aircraft financing (Note 24).

Cash flow hedge

The effective portion of a gain or loss from the hedge instrument is recognized directly in other comprehensive income. When the hedge ratio is not aligned, giving rise to ineffectiveness, but the risk management strategy is the same, the Company shall rebalance the hedge ratio in order to meet the hedge effectiveness requirements.

Any gain or loss remaining from the hedge instrument (as result of the rebalancing) is deemed an ineffectiveness and shall be recorded in profit or loss.

The amounts recorded in other comprehensive loss are transferred to the statement of net income (loss) in tandem with the hedged transaction impact on profit or loss. For example, when a forecasted sale occurs or when the income or expense being hedged is recognized. When the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recorded as other comprehensive loss are transferred to initial carrying amount of the non-financial assets or liability.

The Company shall discontinue hedge accounting prospectively only when the hedging relationship ceases to meet the qualifying criteria (after taking into account any rebalancing of the hedging relationship).

If the occurrence of the forecast transaction or firm commitment is no longer likely, the amounts previously recognized in other comprehensive loss are transferred to the statement of net income (loss). If the hedge instrument expires or is sold, terminated, exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in comprehensive loss remains deferred in other comprehensive loss until the forecast transaction or firm commitment affects profit or loss.

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

•

When the Company expects to maintain a derivative as an economic hedge (and to not apply hedge accounting) for a period exceeding 12 months after the statement of financial position date, the derivative is classified as non-current (or segregated into current and non-current portions), consistent with the classification of the underlying item.

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

When an existing financial liability is replaced by another from the same lender with substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability, with the difference in the corresponding book values recognized in the statements of net income (loss).

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

Trade receivables and contract assets

The Company uses the simplified approach allowed by IFRS 9 to estimate the allowance for losses on trade receivables.

Under the simplified approach, the Company estimates expected credit losses over the life of the receivables at the reporting date (which in all cases have a contractual life shorter than 12 months) since they result from transactions with customers and do not have a significant financing component.

In estimating expected credit losses the Company considers credit card receivables as receivables with a low risk of default. Considering that it has a relevant history of no credit risk losses on such receivables and that it does not expect losses during the lifetime of those receivables no allowance has been recognized for those assets.

In order to estimate expected credit losses for other trade receivables and contract assets, the Company aggregates such assets in portfolios of receivables which share credit risk characteristics. The Company currently uses portfolios to estimate credit losses. For each portfolio, the Company measures the historic rate of losses (net of recoveries) on defaulted receivables over a relevant historic period considering that, generally, a receivable has defaulted when it is more than 90 days overdue. Such historical default rate for the portfolio is subsequently adjusted to incorporate an estimate of the impact of future economic conditions on past historic rates.

The estimate of the impact of future economic conditions is based on the observed correlation of defaults with macroeconomic indicators. The Company periodically reviews the historic period over which defaults are measured and, the relevant macroeconomic indicator to use and how the correlate with the experience of defaults.

Other financial assets

For other financial assets, the Company assesses individually for each counterparty whether there has been a significant increase in the credit risk of the asset since initial recognition or not. Such determination is based on information already available to the Company. If and when credit risk ratings of the counterparty are publicly available, such information is also taken into consideration.

For financial assets with no significant increase in credit risk, an estimate is made of expected credit losses that result from default events on a financial instrument that are possible within the 12 months after the reporting date. For those assets with a significant increase in credit risk, the estimate is made of losses that result from default events that are possible over the lifetime of the asset.

An allowance for loss is recognized when the Company estimates that the risk of credit losses during the period exists. In measuring the allowance, the Company considers at least three scenarios (standard, optimistic and pessimistic) and for each an estimate of cash inflows (including cash inflows from collateral) is made. The resulting estimated cash flows for each scenario is discounted to present value to the reporting date and are probability-weighted based on a judgmental determination of the probability of each scenario.

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

Differences arising on settlement or transaction of monetary items are recognized in the statement of net income (loss). Changes in fair value of the hedging instruments are recorded using the accounting treatment described in “Financial instruments”.

Property and equipment

Assets included in property and equipment are stated at acquisition or construction cost including interest and other financial charges.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Estimated useful lives
Aircraft	12 years
Furniture and fixtures	5 years
Aircraft equipment	12 years
Computer equipment and peripherals	5 years
Tools	5 years
Heavy maintenance – engines	3 to 8 years
Heavy maintenance – structural checks	2 to 10 years
Engines	12 years
Leasehold improvements	10 years
Simulators	20 years
Vehicles	5 years

The net book value and useful life of assets and the depreciation methods are reviewed at the end of each year and adjusted prospectively, if necessary.

The book value of property and equipment is tested for impairment when there is an indicator that the carrying value may be greater than the estimated recoverable amount.

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

Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities (except for the impact of changes in foreign exchange rates). The cost of right-of-use assets includes the amount of lease liabilities recognized at the discount rate and foreign exchange rate at commencement date, initial direct costs incurred, and lease payments made at or before the commencement date, plus the initial estimate of restoration costs expected to be incurred at the end of the contract, less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

If ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

The right-of-use assets are also subject to impairment.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including insubstance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate.

Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs. In 2018 and 2019, the total expenses related to the variable lease payments were immaterial.

In calculating the present value of lease payments, the Company uses the interest rate implicit in the lease and, when it is not readily available, the incremental borrowing nominal rate at the lease commencement date.

In determining the discount rate, the Company used, in each of the years in which assets were incorporated into the balance sheet, the cost of raising debt in the American and Brazilian markets. For operations in the Brazilian market, the Company converted the cost to the equivalent of a dollar transaction, adjusting for the country risk and interest rate differential between Brazil and United States. Thus, we understand that the inflationary effects are irrelevant, especially considering that 99.4% of the Company’s leases are determined in US dollars.

After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term. In 2018 and 2019, the total expenses related to the leases of low value assets were immaterial.

Sale and leaseback transaction

If the Company transfers the asset to another entity and leases it back from the buyer, the Company applies the requirements under IFRS 15 to determine if the transaction qualifies as a sale for which revenue is recognized, or whether the transaction is a collateralized borrowing.

If the transfer of the asset qualifies as a sale under IFRS 15, the Company measures a right-of-use asset arising from the leaseback as the proportion of the carrying amount of the asset that relates to the right-of-use retained. The gain (or loss) that the Company recognizes is limited to the proportion of the total gain (or loss) that relates to the rights transferred to the buyer-lessor.

If the transfer of the asset does not meet the requirements of IFRS 15 to be accounted for as a sale of the asset, the Company continues to recognize the transferred asset and recognizes a financial liability equivalent to the cash received from the transfer in accordance with the requirements of IFRS 9.

Sublease transaction

When the underlying asset is leased again by the Company to a third party, and the original lease remains in effect, the Company assesses whether it is a finance or operating sublease by analyzing the extent to which the lease transfers the risks and benefits inherent in the right of use.

Regardless of the sublease classification, the accounting for the lease liability of the original lease remains unchanged.

•

Finance sublease: the Company de-recognizes the right of use asset and recognizes a sublease receivable. The difference between the net book value of depreciation of the right of use and the present value of the sublease receivable is recognized immediately in the income statement under the heading “Other operating expenses, net”.

•

Operating sublease: the Company continues to recognize the right of use, which in turn continues to depreciate in accordance with the Company’s policy. Sublease revenue is recognized throughout the sublease contract under the heading “Cargo and other revenues”.

Aircraft and right-of-use decomponentization and capitalization of heavy maintenance events and structural checks

At the initial recognition of aircraft or right-of-use assets, the Company allocates the total cost of the aircraft between four major components; airframe, engines, heavy maintenance and structural checks. The useful economic life is the period extending up to the next heavy maintenance or structural check or the remaining useful life of the aircraft/engines or lease contract, whichever is shorter.

The Company has maintenance contracts for its engines that cover all significant maintenance events. The Company has “power-by-the-hour” type contracts, which estipulate a rate for maintenance per hour flown, which are paid in accordance with the total hours flown when maintenance occurs.

Subsequent heavy maintenance events and structural checks, which increase the useful lives of the assets, are capitalized and recognized as property and equipment or in addition to the right-of-use assets, according to the underlying asset. Subsequently they are depreciated during the respective period of use or until the end of the lease. Repairs and other routine maintenance are recognized in the maintenance expenses during the period in which they are incurred.

Capitalization of contractual obligations with aircraft return conditions

The costs resulting from the maintenance events that will be carried out immediately before the return of the aircraft to the lessors (defined as restoration events under IFRS 16) are recognized as provisions from the beginning of the contract, as long as they can be reasonably estimated. In addition, a right-of-use asset is recognized and depreciated on a straight-line basis over the lease term.

Advance payments for acquisition of aircraft

Advance payments for acquisition of aircraft are recorded in property and equipment, including interest and financial charges incurred during the aircraft manufacturing phase and improvements to third-party assets.

The Company receives credits from manufacturers when purchasing certain aircraft and engines, which can be used to pay for maintenance services. These credits are recorded as a reduction in the acquisition cost of related aircraft and engines, against a charge to other accounts receivable and then recorded as an expense or asset, when the credits are used for the additional acquisition of goods or services.

Business Combinations

The Company accounts for business combinations using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on its fair value on the acquisition date. Costs directly attributable to the acquisition are expensed as incurred. The assets acquired and liabilities assumed are measured at fair value, classified and allocated according to the contractual terms, economic circumstances and relevant conditions on the acquisition date. Goodwill is measured as the excess of the consideration transferred over the fair value of net assets acquired. If the consideration transferred is smaller than the fair value of net assets acquired, the difference is recognized as a gain on bargain purchase in the statement of net income (loss). After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the years ended December 31, 2019 and 2018, the Company has not completed any business combination transaction.

For combinations between entities under common control, the Company accounts under the Predecessor Accounting Method. Assets and liabilities of the acquired entity are stated at predecessor carrying values. These intra-group transactions have no impact in the consolidated financial statements.

Intangible assets

Separately acquired intangible assets are measured at cost on initial recognition. After initial recognition, intangible is not capitalized.

The useful life of intangible assets is assessed as definite or indefinite.

Intangible assets with definite useful lives are amortized over their estimated useful lives and tested for impairment, whenever there is an indication of any loss in the economic value of the assets. The period and method of amortization for intangible assets with definite lives are reviewed at least at the end of each fiscal year or when there are indicators of impairment. Changes in estimated useful lives or expected consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization of intangible assets with definite lives is recognized in the statements of net income (loss) in the expense category consistent with the use of intangible assets (Note 15).

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

Gains and losses resulting from the disposal of intangible assets are measured as the difference between the net disposal proceeds and the book value of assets, and are recognized in the statements of net income (loss).

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

The reversal of an impairment loss should be recognized if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment test was carried out. The amount of any reversal that can be recognized is restricted to increasing the relevant asset’s carrying value to the carrying value that would have been recognized if the original impairment had not occurred.

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

b)    Maintenance reserves

Certain master lease agreements provide that we pay maintenance reserves to aircraft lessors to be held as collateral in advance of the performance of major maintenance activities. Maintenance reserve deposits are reimbursable to us upon completion of the maintenance event in an amount equal to the lesser of (1) the amount of the maintenance reserve held by the lessor associated with the specific maintenance event or (2) the costs related to the specific maintenance event. Substantially all of these maintenance reserve payments are calculated based on a utilization measure, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance.

At the lease inception and at each statement of financial position date, we assess whether the maintenance reserve payments required by the master lease agreements are expected to be recovered through the performance of qualifying maintenance on the leased assets. Maintenance deposits expected to be recovered from lessors are reflected in security deposits and maintenance reserves in the accompanying statements of financial position. We assess recoverability of amounts currently on deposit with a lessor by comparing them to the amounts that are expected to be reimbursed at the time of the next maintenance event, and amounts not recoverable are considered maintenance costs. Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (comparative figures, previously presented as non-current on its entirety, have been reclassifed to improve comparability between periods presented).

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation, and as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made.

When the Company expects that the value of a provision will be reimbursed, in whole or in part, as for example under an insurance contract, the reimbursement is recognized as a separate asset but only when reimbursement is virtually certain. The expense relating to any provision is presented in the statements of net income (loss), net of any reimbursement.

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

If the Company identifies an onerous contract, a contract in which the unavoidable costs of meeting the obligations of the contract exceed the economic benefits expected to be received over the same contract, the present obligation under the contract is recognized and measured as a provision. However, before a separate provision for an onerous contract is established, the Company assesses and recognizes any impairment losses that have occurred on the assets related to that contract in accordance with IAS 36 – Impairment.

Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in the share premium.

Employee benefits

i)    Executive bonus

The Company records a provision for executive bonus, which payment is contingent to meeting predefined goals and it is recorded under Salaries, wages and benefits.

ii)    Share-based payment

The Company offered its executives share-based payments to be settled with Company shares, where the Company receives services provided by these professionals in consideration for share options and restricted stock units.

The cost of equity settled awards with employees is measured based on the fair value as of the grant date. In order to determine the fair value of share options, the Company uses the Black-Scholes option pricing model.

The cost of equity-settled awards is recognized together with a corresponding increase in equity over the period in which performance and/or service conditions are fulfilled, ending on the date the employee acquires the full right to the award (vesting date). The cumulative expense for equity settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will be vested.

The expense or credit in the statement of the operations for the period is recorded in “Salaries, wages and benefits” and represents the change in the accumulated expense recognized in the period.

No expense is recognized for awards that do not vest, except for awards in which vesting is subject to a market or non-vesting condition. These are treated as vested, regardless of whether the market conditions are met or not, provided that all the other exercise conditions are met.

When the terms of an equity-settled award are modified, the minimum expense is that which would have been recognized had the terms not been modified. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction or otherwise benefits the employee, as measured at the date of modification.

When an equity-settled award is cancelled, it is treated as having vested on the cancellation date and any expense not recognized for the award is immediately recognized. This includes any award in which the non-vesting conditions within the control of the Company or the counterparty are not met. However, if a new plan replaces the plan canceled and designated as a replacement award on the date of grant, the canceled plan and the new plan are treated as if they were a modification to the original plan, as described in the previous paragraph.

The cost of cash-settled transactions is measured initially at fair value at the grant date. This fair value is expensed over the service period with the recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date up to, and including the settlement date, with changes in fair value recognized in the statement of the operations for the period in “Salaries, wages and benefits”.

Accounts payable – Supplier finance

The Company negotiated with suppliers to extend payment terms. As a result, the Company signed an agreement with financial institutions to allow the anticipation of trade receivables from its suppliers. Taking into account that the early receipt with financial institutions is an option for suppliers, this does not generate financial expenses for the Company, it does not require the mandatory participation of suppliers, and the Company is neither refunded and/nor benefited with discounts from the financial institution due to prepayment before the maturity date agreed upon with the supplier. There is no change in the bill subordination level in the event of judicial execution.

Revenue

Passenger tickets revenue is recognized upon effective rendering of the transportation service. Travel-related services revenue is recognized when the related transportation service is provided being classified as passenger revenue. Travel-related services include baggage fees, administrative charges, upgrades and other travel related charges.

The Company recognizes revenue for tickets and travel-related services sold upon the departure of the related scheduled flight and for tickets and travel-related services sold that are expected to expire unused (breakage). The Company estimates the value of future refunds and exchanges, net of forfeitures for all unused tickets, once the flight date has already passed. These estimates are based on historical data and experience from past events.

IFRS 15 requires disclosure of quantitative and qualitative information about transaction price allocation to unsatisfied or partially satisfied performance obligations. The Company decided to apply the practical expedient to not disclose such information as the performance obligations are part of contracts with expected duration of one year or less.

“TudoAzul” Program

Under the “TudoAzul” program, customers accrue points based on the amount spent on tickets flown. The amount of points earned depends on TudoAzul membership status, market, flight, day of week, advance purchase, booking class and other factors, including promotional campaigns. The Company recognizes revenue on points that are estimated to expire unused. Points in general expire two years after the date earned regardless of activity in the account.

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

The Company sells points to customers and also to business partners, including co-branded credit cards, financial institutions and other businesses. The related revenue is deferred and recognized as passenger revenue when points are redeemed and the related transportation service occurs, based on the weighted average price of the points sold.

Sales of points are comprised of two components, transportation and marketing. Accordingly, we recognize the marketing component in “other revenue” based on contractual terms.

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

The operations of the Company consist of air transportation services in Brazil. The Company’s management allocates funds based on the consolidated results. The main revenue-generating assets of the Company are its aircraft, from which revenue is generated in Brazil. Other revenues are basically derived from cargo operations and all items are directly attributed to air transport services that are recognized in income for the year when the services are rendered.

Based on how the Company manages its business and the way in which fund allocation decisions are taken, the Company has only one operating segment for financial reporting purposes.

Results of Operations

General

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

The following chart includes certain operating information that evidences the evolution of our business between 2008 through December 31, 2019:

			Total Aircraft at End of Period
As of	Cities Served	FTEs	Owned	Leased	Total(1)
December 31, 2008	3	712	3	2	5
December 31, 2009	17	1,535	8	6	14
December 31, 2010	28	2,940	14	13	27
December 31, 2011	43	4,329	22	27	49
December 31, 2012(2)	100	8,914	50	74	124
December 31, 2013	103	9,848	56	81	137
December 31, 2014	106	10,501	46	107	153
December 31, 2015	102	10,533	46	106	152
December 31, 2016(3)	102	10,311	39	100	139
December 31, 2017(3)	104	10,878	27	120	147
December 31, 2018(3)	110	11,807	20	123	143
December 31, 2019(3)	116	13,189	19	147	166

(1)	Includes aircraft held under finance and operating leases. We do not record aircraft held under operating leases as assets on our balance sheet.
(2)	Includes operating information resulting from the TRIP acquisition since November 30, 2012.
(3)	Includes 15 aircraft subleased to TAP.

The following table sets forth the composition of our operating fleet, which consists of all aircraft that are being operated by us, including spare aircraft, for the periods indicated.

Total Contractual Fleet		As of December 31,
	Number of seats	2019	2018	2017	2016	2015
Embraer aircraft
E-190	106	15	16	17	17	22
E-195	118	55	56	62	64	66
E-195-E2	136	4	0	0	0	0
ATR aircraft
ATR 72	68-70	39	42	49	46	56
ATR 42	46-48	0	0	0	0	1
Airbus aircraft
A320neo	174	40	20	12	5	0
A321neo	214	1	0	0	0	0
A330ceo	242-272	8	7	7	7	7
A330neo	298	2	0	0	0	0
Boeing 737 (Freighter)	—	2	2	0	0	0

Total Contractual Fleet		166	143	147	139	152

Total Operating Fleet		As of December 31,
	Number of seats	2019	2018	2017	2016	2015
Embraer aircraft
E-190	106	6	9	10	10	22
E-195	118	49	54	60	64	66
E-195-E2	136	4	0	0	0	0
ATR aircraft
ATR 72	68-70	33	33	33	39	49
ATR 42	46-48	0	0	0	0	0
Airbus aircraft

A320neo	174	38	20	12	5	0
A321neo	214	0	0	0	0	0
A330neo	242-272	8	7	7	5	7
A330ceo	298	2	0	0	0	0
Boeing 737 (Freighter)	—	2	2	0	0	0

Total Operating Fleet		142	122	122	123	144

Comparison of the year ended December 31, 2019 to the year ended December 31, 2018

	For the Year Ended December 31,		Percent Change
	2019(1)	2018(1)
	(in thousands of reais)
Operating revenue:
Passenger revenue	10,907,889	8,670,132	25.8%
Cargo and other revenue	534,428	386,932	38.1%

Total operating revenue	11,442,317	9,057,064	26.3%

Operating expenses:
Aircraft fuel	(3,085,603)	(2,644,261)	16.7%
Salaries, wages and benefits	(1,868,402)	(1,413,017)	32.2%
Landing fees	(724,971)	(592,100)	22.4%
Traffic and customer servicing	(476,481)	(395,394)	20.5%
Sales and marketing	(444,079)	(368,663)	20.5%
Maintenance materials and repairs	(354,105)	(250,105)	41.6%
Depreciation and amortization	(3,670,884)	(1,284,050)	185.9%
Other operating expenses	(2,013,192)	(915,850)	119.8%

	(12,637,717)	(7,863,440)	60.7%
Operating income (loss)	(1,195,400)	1,193,624	n.a.
Financial result:
Financial income	72,071	74,522	(3.3)%
Financial expense	(1,329,524)	(1,094,828)	21.4%
Derivative financial instruments	325,452	298,094	9.2%
Foreign currency exchange	(391,905)	(1,306,063)	(70.0)%

	(1,323,906)	(2,028,275)	34.7%
Result from related party transactions, net	(16,959)	381,725	(104.4)%

Loss before income taxes	(2,536,265)	(452,926)	460.0%
Current income taxes	(2,228)	(11,224)	(80.1)%
Deferred income taxes	135,407	(171,581)	n.a.

Net loss	(2,403,086)	(635,731)	278.0%

(1)	On January 1, 2019, we adopted IFRS 16 using the full retrospective method of adoption and the comparative information for 2018 and 2017 was restated.

Operating Income (Loss)

In 2019 we reported an operating loss of R$1,195.4 million, compared to an operating income of R$1,193.6 million in 2018. This result was mostly driven by a 26.3% increase in total operating revenue resulting from the 22.2% increase in capacity in terms of ASKs, mostly due to the introduction of next-generation aircraft to our fleet, which are more fuel efficient and have a lower CASK, partially offset by (i) non-recurring events totaling R$3,226.8 million consisted of an impairment charge related to the difference between the book value and expected recoverable amount of our E-Jets, the write-off of inventory and spare parts, expected aircraft sale losses, delivery expenses, and contractual early termination fees, (ii) the end of a 20% payroll tax relief effective January 2019, and (iii) the 8.0% average depreciation of the Brazilian real against the U.S. dollar in 2019 compared to 2018, which increased expenses denominated in U.S. dollars. Excluding the impact of non-recurring events, operating income would have been R$2,031.4 million in 2019, representing a 17.8% margin.

We reported a net loss of R$2,403.1 million in 2019, compared to a net loss of R$635.7 million in 2018. Excluding the impact of non-recurring events, 2019 net income would have been R$823.7 million.

The table below sets forth the breakdown of our operating revenues and expenses on a per-ASK basis for the periods indicated:

	For the Year Ended December 31,		Percent Change
	2019	2018
	(per ASK in R$ cents)
Operating revenue:
Passenger revenue	30.41	29.54	3.0%
Cargo and other revenue	1.49	1.32	13.0%

Total operating revenues	31.90	30.86	3.4%

Operating expenses:
Aircraft fuel	8.60	9.01	(4.5)%
Salaries, wages and benefits	5.21	4.81	8.2%
Landing fees	2.02	2.02	0.2%
Traffic and customer servicing	1.33	1.35	(1.4)%
Sales and marketing	1.24	1.26	(1.4)%
Maintenance materials and repairs	0.78	0.81	(3.4)%
Depreciation and amortization	4.44	4.37	1.4%
Other operating expenses	2.62	2.39	9.5%

Total operating expenses	26.24	26.02	0.8%

Operating Revenue

Operating revenue increased 26.3%, or R$2.4 billion, from R$9.1 billion in 2018 to R$11.4 billion in 2019, due to (i) an increase of 25.8% of passenger revenue and (ii) a 38.1% increase in cargo and other revenue discussed herein.

Passenger Revenues

The R$2.2 billion, or 25.8% increase in passenger revenue in 2019 compared to 2018 was mainly attributable to (i) an increase of 23.9% of RPKs reflecting a 22.2% increase in ASK’s and (ii) a 3.0% increase in PRASK due to higher load factors, yields and non-ticket revenue.

Cargo and Other Revenue

The R$147.5 million or 38.1% increase in cargo and other revenue was mainly due to an increase in cargo revenue.

The table below presents our passenger revenue and selected operating data for the periods indicated.

	For the Year Ended December 31,				Percent Change
	2019		2018
Passenger revenue (in millions of reais)	R$	10,907.9	R$	8,670.1	25.8%
Available seat kilometers (ASKs) (millions)		35,868		29,353	22.2%
Load factor (%)		83.5%		82.3%	+1.2 p.p.
Passenger revenue per ASK (cents) (PRASK)		30.41		29.54	3.0%
Operating revenue per ASK (cents) (RASK)		31.90		30.86	3.4%
Yield per passenger kilometer (cents)		36.43		35.89	1.5%
Number of departures		295,354		262,312	12.6%
Block hours		495,362		433,945	14.2%

Operating Expenses

Operating expenses increased R$4,774.3 million, from R$7,863.4 million in 2018 to R$12,637.7 million in 2019 mainly due to (i) non-recurring losses totaling R$3.2 billion in 2019 due to the expected exit of E-Jets from our fleet consisted of an impairment charge related to the difference between the book value and expected recoverable amount of our E-Jets, the write-off of E-Jets inventory and spare parts, expected aircraft sale losses, delivery expenses, and contractual early termination fees, (ii) the end of a 20% payroll tax relief effective January 2019 and (iii) the 8.0% average depreciation of the Brazilian real against the U.S. dollar in 2019 compared to 2018, which increased expenses denominated in U.S. dollars, partially offset by the introduction of more fuel-efficient aircraft to our fleet.

Aircraft Fuel. Aircraft fuel expenses increased 16.7%, or R$441.3 million, in 2019 compared to 2018, mainly as a result of (i) a 14.2% increase in block hours and (ii) the 0.4% increase in fuel price per liter, partially offset by the introduction of more fuel-efficient aircraft to our fleet. On a per-ASK basis, aircraft fuel decreased by 4.5%.

Salaries, Wages and Benefits. Salaries, wages and benefits increased 32.2%, or R$455.4 million, in 2019 compared to 2018, due to (i) an increase in the number of crewmembers from 11,807 in 2018 to 13,189 in 2019, mostly related to the 22% increase in capacity and (ii) the end of a 20% payroll tax relief effective since January 2019. On a per ASK basis, salaries, wages and benefits increased 8.2%.

Landing Fees. Landing fees increased 22.4%, or R$132.9 million, in 2019 compared to 2018 primarily due to the 22.2% increase in ASKs. On a per ASK basis, landing fees increased 0.2%.

Traffic and Customer Servicing. Traffic and customer servicing expense increased 20.5% or R$81.1 million, in 2019 compared to 2018 primarily due to (i) a 22.2% increase in ASKs, driving a 19.7% increase in the number of passengers, and (ii) an increase in international flights which have higher catering expenses than domestic flights. On a per ASK basis, traffic and customer servicing expense decreased 1.4%.

Sales and Marketing. Sales and marketing expenses increased 20.5%, or R$75.4 million, in 2019 compared to 2018 in line with the increase in passenger revenues, which results in higher credit card processing fees expenses and commissions paid to travel agencies. Sales and marketing per ASK decreased 1.4%.

Maintenance, Materials and Repairs. Maintenance, materials and repairs increased 41.6% or R$104.0 million primarily due to (i) a R$72.5 million maintenance provision related to the exit of E-Jets from our fleet and (ii) a higher number of aircraft in our fleet resulting in an increase in maintenance repair and overhaul fee rates. On a per ASK basis, maintenance decreased 3.4% excluding the impact of non-recurring items.

Depreciation and Amortization. Depreciation and amortization increased 185.9% or R$2,386.8 million in 2019 compared to the same period in 2018, mainly due to (i) a R$2.1 billion impairment charge related to the difference between the book value and expected recoverable amount of our E-Jets, (ii) a net addition of 23 aircraft to the fleet during 2019 and (iii) an increase in the capitalization of heavy maintenance checks. On a per-ASK basis, excluding the impact of non-recurring items, depreciation and amortization increased 1.4%.

Other Operating Expenses. Other operating expenses increased 119.8% or R$1,097.3 million in 2019 compared to 2018 primarily due to (i) R$1.1 billion of non-recurring expenses related to the exit of E-Jets from our fleet including the write-off of inventory and spare parts, expected aircraft sale losses and contractual termination fees, (ii) an increase in training and accommodations expenses related to our growth, (iii) higher IT expenses, and (iv) an increase in flight contingencies. On a per-ASK basis excluding the impact of non-recurring items, other operating expenses increased 9.5%.

Financial Results

Financial Income. Financial income decreased 3.3%, or R$2.5 million, in 2019 compared to 2018, mostly due to the reduction of the Brazilian risk-free rate from an average of 6.4% during 2018 to 5.0% in 2019.

Financial Expenses. Financial expenses increased 21.4%, or R$234.7 million, in 2019 compared to 2018 mainly due to an increase of lease interest payments from the net addition of 23 new aircraft to our balance sheet over the last twelve months, and the 8.0% average depreciation of the Brazilian real in 2019 compared to the same period in 2018.

Derivative Financial Instruments. Gains in derivative financial instruments amounted to R$325.5 million in 2019 and gains of R$298.1 million in 2018, which reflects (i) U.S. dollar derivative instruments used to hedge our foreign exchange exposure resulting from U.S. dollar denominated financial expenses and (ii) heating oil derivative instruments used to hedge our fuel exposure.

Foreign Currency Exchange. The net translation effect on our monetary assets and liabilities when remeasured into reais, amounted to a loss of R$391.9 million in 2019 compared to a loss of R$1,306.1 million in 2018, due to the 8.0% end of period depreciation of the Brazilian real against the U.S. dollar from December 31, 2018 to December 31, 2019 resulting in a higher value for our liabilities denominated in foreign currency.

Result from Related Party Transactions, net. In 2019, we recorded a net loss of R$17.0 million from related party transactions compared to a net gain of R$381.7 million in 2018, mostly due to the fair value of the TAP bond call option, which is convertible into 41.25% of the equity value of the Portuguese carrier.

Current Income Taxes. We recorded current income taxes expense of R$2.2 million in 2019 mostly due to the recognition of taxable income in the holding company. In 2018, we recorded income taxes expense of R$11.2 million mainly due to the recognition of taxable income in the holding company.

Deferred Income Taxes. In 2019, the credit related to deferred income taxes totaled R$135.4 million compared to an expense of R$171.6 million in 2018, mostly due to temporary differences recognized in 2019.

Comparison of the year ended December 31, 2018 to the year ended December 31, 2017

	For the Year Ended December 31,		Percent Change
	2018	2017
	(in thousands of reais)
Operating revenue(1):
Passenger revenue	8,670,132	6,695,340	29.5%
Cargo and other revenue	386,932	1,009,491	(61.7)%

Total operating revenue	9,057,064	7,704,831	17.5%

Operating expenses:
Aircraft fuel	(2,644,261)	(1,848,195)	43.1%
Salaries, wages and benefits	(1,413,017)	(1,296,166)	9.0%
Landing fees	(592,100)	(490,569)	20.7%
Traffic and customer servicing	(395,394)	(357,841)	10.5%
Sales and marketing	(368,663)	(309,540)	19.1%
Maintenance materials and repairs	(250,105)	(484,156)	(48.3)%
Depreciation and amortization	(1,284,050)	(1,063,378)	20.8%
Other operating expenses	(915,850)	(612,194)	49.6%

	(7,863,440)	(6,462,039)	21.7%

Operating income	1,193,624	1,242,792	(4.0)%
Financial result:
Financial income	74,522	128,272	(41.9)%
Financial expense	(1,094,828)	(1,078,598)	1.5%
Derivative financial instruments	298,094	(90,171)	n.a.
Foreign currency exchange	(1,306,063)	34,859	n.a.

	(2,028,275)	(1,005,638)	(101.1)%
Result from related party transactions, net	381,725	176,975	115.7%

Income (loss) before income taxes	(452,926)	414,129	n.a.
Current income taxes	(11,224)	2,875	n.a.
Deferred income taxes	(171,581)	7,509	n.a.

Net income (loss)	(635,731)	424,513	n.a.

(1)	On January 1, 2019, we adopted IFRS 16 using the full retrospective method of adoption and the comparative information for 2018 and 2017 was restated.

Operating Income (Loss)

In 2018 we reported an operating income of R$1,193.6 million, a R$49.2 million decrease compared to 2017. This result was mostly driven by a 17.5% increase in revenue resulting from the 16.0% increase in capacity in terms of ASKs, mostly due to the introduction of next-generation A320neo aircraft, which are more fuel efficient and have a lower CASK, partially offset by (i) non-recurring expense of R$226.3 million related to the sale of six E-Jets, (ii) the 14.8% average depreciation of the Brazilian real against the U.S. dollar in 2018 compared to 2017, which increased expenses denominated in U.S. dollars, and (iii) a 30% increase in fuel prices. Excluding the impact of non-recurring expenses, operating income would have totaled R$1,419.9 million, a R$177.1 million increase compared to 2017.

We reported a net loss of R$635.7 million in 2018. Excluding non-recurring expenses, net loss would have been R$409.4 million.

The table below sets forth the breakdown of our operating revenues and expenses on a per-ASK basis for the periods indicated:

	For the Year Ended December 31,		Percent Change
	2018	2017
	(per ASK in R$ cents)
Operating revenue(1):
Passenger revenue	29.54	26.46	11.6%
Other revenue	1.32	3.99	(67.0)%

Total operating revenues	30.86	30.45	1.3%

Operating expenses:
Aircraft fuel	9.01	7.31	23.3%
Salaries, wages and benefits	4.81	5.12	(6.0)%
Landing fees	2.02	1.94	4.0%
Traffic and customer servicing	1.35	1.41	(4.8)%
Sales and marketing	1.26	1.22	2.7%
Maintenance materials and repairs	0.81	1.91	(57.5)%
Depreciation and amortization	4.37	4.20	4.1%
Other operating expenses	2.39	2.42	(1.3)%

Total operating expenses	26.02	25.54	1.9%

(1)

On January 1, 2019, we adopted IFRS 16 using the full retrospective method of adoption and the comparative information for 2018 and 2017 was restated. On January 1, 2018, we adopted IFRS 15 which impacted the classification and timing of recognition of certain ancillary items such as bags, upgrades, itinerary changes and other air travel-related fees.

Operating Revenue

Operating revenue increased 17.5%, or R$1,352.2 million, from R$7,704.8 million in 2017 to R$9,057.1 million in 2018, primarily due to an increase of 16.0% in capacity in terms of ASKs.

Passenger Revenue

The R$1,974.8 million, or 29.5% increase in passenger revenue in 2018 compared to 2017 was mainly attributable to (i) an increase of 16.4% of RPKs reflecting a 16.0% increase in ASK’s and (ii) the adoption of the IFRS 15, which impacted the classification and timing of recognition of certain ancillary items such as bags, upgrades, itinerary changes and other air travel-related fees that were recognized as other revenue in 2017 and as from January 1, 2018 are recognized in passenger revenue. We have opted to adopt IFRS 15 using the modified retrospective transition method, which does not require a restatement of prior year financial statements.

Cargo and Other Revenue

The R$622.6 million, or 61.7% decrease in cargo other revenue in 2018 as compared to 2017 was mainly related to the adoption of the IFRS 15, which impacted the classification and timing of recognition of certain ancillary items such as bags, upgrades, itinerary changes and other air travel-related fees that were recognized as other revenue in December 31, 2017 and are recognized as from January 1, 2018 in passenger revenue. Non-passenger related items including cargo, travel packages, and revenue from aircraft subleases continue to be recognized in cargo and other revenue. We have opted to adopt IFRS 15 using the modified retrospective transition method, which does not require a restatement of prior year financial statements.

The table below presents our passenger revenues and selected operating data for the periods indicated.

	For the Year Ended December 31,		Percent Change
	2018	2017
Passenger revenue (in millions of reais)	8,670	6,695	29.5%
Available seat kilometers (ASKs) (millions)	29,353	25,300	16.0%
Load factor (%)	82.3%	82.1%	+0.2 p.p.
Passenger revenue per ASK (cents) (PRASK)(1)	29.54	26.46	11.6%
Operating revenue per ASK (cents) (RASK)(1)	30.86	30.45	1.3%
Yield per passenger kilometer (cents)	35.89	35.64	0.7%
Number of departures	262,312	259,966	0.9%
Block hours	433,945	407,416	6.5%

(1)

On January 1, 2018, we adopted IFRS 15 that impacted the classification and timing of recognition of certain ancillary items such as bags, upgrades, itinerary changes and other air travel-related fees.

Operating Expenses

Operating expenses increased 21.7%, or R$1,401,4 million, from R$6,462.0 million in 2017 to R$7,863.4 million in 2018 mainly due to (i) the 14.8% average depreciation of the Brazilian real against the U.S. dollar in 2018 compared to 2017, which increased expenses denominated in U.S. dollars, (ii) a 30% increase in aircraft fuel prices, and (iii) non-recurring events totaling R$226.3 million related to the sale of six E-Jets, partially offset by the introduction of next generation aircraft to our fleet which has a lower CASK.

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

Maintenance, Materials and Repairs. Maintenance, materials and repairs decreased 48.3%, or R$234.1 million, in 2018 compared to 2017 primarily due to (i) lower maintenance events in 2018 compared to 2017, (ii) insourcing of certain E-Jet maintenance activities, and (iii) more favorable pricing conditions negotiated with suppliers. Maintenance, materials and repairs per ASK decreased 57.5%.

Depreciation and Amortization. Depreciation and amortization increased 20.7% or R$220.7 million, in 2018 compared to 2017 mainly due to an addition of 10 aircraft to the fleet during 2018 and an increase in the capitalization of heavy maintenance checks. On a per-ASK basis, depreciation and amortization increased 4.1%.

Other Operating Expenses. Other operating expenses increased 49.6%, or R$303.7 million, in 2018 compared to 2017 primarily due to (i) a non-recurring expenses totaling R$226.3 million related to the sale of six E-Jets, leading to a non-cash difference between the selling price of these aircraft and the price recognized in our balance sheet, (ii) an increase of 16% in IT expenses related to GDS expenses as a result of our international partnerships, which are U.S. dollar denominated, and (iii) expenses related to pilot training. On a per-ASK basis excluding the impact of non-recurring items, other operating expenses per ASK decreased 1.3%.

Financial Result

Financial Income. Financial income decreased 41.9%, or R$53.8 million, in 2018 compared to 2017, mostly due to the reduction of the Brazilian risk-free rate from an average of 10.1% during 2017 to 6.5% in 2018.

Financial Expenses. Financial expenses increased 1.5%, or R$16.2 million, in 2018 compared to 2017 mostly due to an increase of lease interest payments from the addition of 10 new aircraft to our balance sheet over the last twelve months, and the reduction of the Brazilian risk-free rate from an average of 10.1% during 2017 to 6.5% in 2018.

Derivative Financial Instruments. Gains in derivative financial instruments amounted to R$298.1 million in 2018. In we had losses of R$90.2 million. This line reflects (i) U.S. dollar derivative instruments used to hedge our foreign exchange exposure resulting from U.S. dollar denominated financial expenses and (ii) heating oil derivative instruments used to hedge our fuel exposure.

Foreign Currency Exchange. The net translation effect on our monetary assets and liabilities when remeasured into reais, amounted to a loss of R$1,306.1 million in 2018 compared to a net gain of R$34.9 million in 2017, due to the 17.1% end of period depreciation of the Brazilian real against the U.S. dollar from December 31, 2017 to December 31, 2018 resulting in a higher value for our liabilities denominated in foreign currency.

Result from Related Party Transactions, net. In 2018, we recorded a net gain of R$381.7 million from related party transactions compared to R$177.0 million in 2017, mostly due to the increase in fair value of the TAP bond call option due to improved results at TAP, which is priced in Euros and convertible into 41.25% of the equity value of the Portuguese carrier.

Current Income Taxes. We recorded income taxes expense of R$11.2 million in 2018 mostly due to the recognition of taxable income in the holding company. In 2017, we recorded income taxes gain of R$2.9 million mainly due to reversal of tax provisions as the statute of limitations passed regarding certain tax liabilities.

Deferred Income Taxes. In 2018, expenses related to deferred income taxes totaled R$171.6 million compared to a credit of R$7.5 million in 2017, mostly due to temporary differences recognized in 2018, as in 2017 we recognized the utilization of the tax loss carryforwards and negative bases of social contribution in the Special Program of Tax Regularization, or PERT.

B.	Liquidity and Capital Resources

General

Our short-term liquidity requirements relate to the payment of operating costs, including aircraft fuel and salaries, payment obligations under our lease liabilities and loans and financing (including aircraft debt-financing and debentures) and the funding of working capital requirements. Our medium- and long-term liquidity requirements include equity payments for aircraft and debt-financing, the working capital required to start up new routes and new destinations, and payment obligations under our borrowings and financings.

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

As of December 31, 2019, our total cash position consisting of cash and cash equivalents and short-term and long-term investments, was R$3,107.6 million, compared to R$2,974.3 million as of December 31, 2018.

We believe that we will continue to be able to access equity and debt capital markets if and when necessary.

The table below presents our cash flows from operating, investing and financing activities for the periods indicated:

	For the Year Ended December 31,
	2019	2018	2017
	(in thousands of reais)
Cash Flow
Net cash provided by operating activities	2,594,637	1,764,903	1,014,244
Net cash used in investing activities	(1,186,820)	(273,841)	(1,081,377)
Net cash provided by (used in) financing activities	(913,503)	(1,151,284)	243,455

Exchange gain (losses) on cash and cash equivalents	(15,570)	67,039	36,833

Net increase in cash and cash equivalents	478,744	406,817	213,155

Net Cash Provided By Operating Activities

Net cash provided by operating activities in 2019 was R$2,594.6 million compared to net cash provided by operating activities of R$1,764.9 million in 2018. The growth of the operating cash flows was mainly a result of (i) a net income excluding non-cash activities of R$3,334.3 million in 2019 compared to R$3,051.6 million in 2018 (ii) a reduction of cash flow from derivative instruments to R$2.4 million in 2019 compared to R$373.8 million in 2018, (iii) an increase in salaries and wages of R$113.6 million in 2019 due to higher bonus and profit sharing provisions compared to a reduction of R$2.3 million in 2018 and (iv) an increase of R$421.8 million in cash provided by air traffic liability, compared to R$322.4 million in 2018, mostly due to the growth of the company.

Net cash provided by operating activities in 2018, was R$1,764.9 million compared to net cash provided by operating activities of R$1,014.2 million in 2017. The growth of operating cash flows was mainly a result of (ii) a net income excluding non-cash activities of R$3,051.6 million in 2018 compared to R$2,205.1 million in 2017, (ii) an increase in cash used with suppliers and supplier finance to R$408.6 million in 2018 compared to a reduction in cash used with suppliers of R$95.1 million in 2017, due to the increase in the average term of suppliers’ payment in order to optimize our working capital, and (ii) a reduction of cash applied in security deposits and maintenance reserves from R$168.9 million in 2017 to R$65.0 million in 2018, partially offset by an increase in cash used on taxes recoverable for R$171.0 million in 2018 compared to R$68.4 million in the previous year.

Net Cash Used In Investing Activities

Net cash used in investing activities was R$1,186.8 million in 2019, compared to net cash used in investing activities of R$273.8 million in 2018. The increase in cash used in investing activities is mostly related to (i) a decrease in the sale of fixed assets proceeds from R$363.2 million in 2018 to R$59.4 million in 2019, (ii) the increase in the amount spent on acquisitions of property, equipment and intangible assets from R$1,186.6 million in 2018 to R$1,560.4 million in 2019, and (iii) the acquisition of long term financial investments of R$96.2 million in 2019.

Net cash used in investing activities was R$273.8 million in 2018, compared to net cash used in investing activities of R$1,081.4 million in 2017. This decrease in the amount of cash used in investing activities is mostly related to (i) an increase in the sale of fixed assets proceeds of R$363.2 million in 2018, compared to R$177.3 million in 2017, and (ii) the net redemption of current financial investments of R$544.0 million in 2018 compared to an investment of R$629.6 million in 2017; partially offset by the increase in the amount spent on acquisitions of property, equipment and intangible assets of R$1,186.6 million in 2018 compared to R$751.2 million in 2017.

Net Cash Provided By (Used In) Financing Activities

Net cash used in financing activities was R$913.5 million in 2019, compared to a net cash used in financing activities of R$1,151.3 million in 2018. The decrease in net cash used by financing activities was mainly due to a reduction of repayment of loans, debentures, and leases from R$1,997.6 million in 2018 to R$1,547 million in 2019 partially offset by an increase in loans and debentures issued from R$98.9 million in 2018 to R$592.3 million in 2019.

Net cash used in financing activities was R$1,151.3 million in 2018, compared to a net cash provided by financing activities of R$243.4 million in 2017. The change in net cash used by financing activities was mainly due to (i) the reduction in loans and debentures from R$1,710.6 million in 2017 to R$98.9 million in 2018, (ii) a capital increase of R$1,231.3 in 2017 from our IPO in April 2017, compared to a capital increase of R$47.6 million in 2018, partially offset by the reduction of repayment of loans, debentures and leases of R$1,997.6 million in 2018 compared to R$2,890.5 million in 2017.

Loans and Financings

As of December 31, 2019, our total debt was R$15,624.8 million, and our total debt including sublease receivables was R$15,345.3 million, a 35.6% increase compared to December 31, 2018. Total debt, including sublease receivables and considering the effect of currency swaps, was R$15,023.5 million in December 31, 2019, and our leverage ratio measured as adjusted net debt to adjusted EBITDA for non-recurring losses was 3.3, with an average term of 3.4 years and an average interest rate of 4.8% for obligations in local currency and 5.6% for U.S. dollar-denominated obligations. Excluding aircraft received during the quarter, leverage would have been 2.7x.

The following tables sets forth our short-term and long-term loans and financing as of December 31, 2019 and 2018:

	At December 31,
	2019	2018
	(in thousands of reais)
Short-Term Debt
Local currency	289,676	116,880
Foreign currency (U.S. Dollars)	174,712	25,745
Lease liabilities	1,585,233	1,237,909
Senior Notes	16,839	16,188
Total short-term debt	2,066,460	1,396,722
Long-Term Debt
Local Currency	604,366	882,256
Foreign currency (U.S. Dollars)	820,047	165,137
Lease liabilities	10,521,388	7,681,837
Senior Notes	1,612,516	1,549,920
Total long-term debt	13,558,317	10,279,150
Total loans and financing	15,624,777	11,675,872

The following table sets forth the financial charges and balances of our aircraft and non-aircraft debt as of the periods indicated:

			As of December 31,
Financial Charges			2019	2018
Aircraft financing(1)
In local currency (R$)	Fixed of 6.00% to 6.50% p.a. and SELIC plus 5.46% p.a.	Monthly repayment	164,280	192,861
In foreign currency (U.S.$)(1)	LIBOR plus “spread” of 2.55% to 3.60% p.a. and fixed of 4.00% and 6.07% p.a. / US Treasury + 3.25% p.a.	Monthly, quarterly and semi-annual repayment	896,232	100,042
Non-aircraft financing:
In foreign currency (U.S.$)	LIBOR plus fixed interest of 0.88% and fixed interest of 5.90% p.a	Monthly, quarterly, semi-annual and bullet payment	1,727,882	1,656,947
In local currency (R$)	5.00% fixed p.a. to 125% and 126% of CDI Rate plus “spread” between 3.97% p.a. and 4.91% p.a.	Monthly, quarterly and semi-annual repayment and monthly repayment after grace period of 20 months	37,355	75,757
Debentures (R$)	CDI Rate plus 1.50% and 117% to 122% of CDI Rate	Quarterly and semi-annual repayment	692,407	730,519
			3,518,156	2,756,126

(1)	Aircraft financing includes lease liabilities and financing agreements with respect to our aircraft, flight simulators and related equipment.

As of December 31, 2019, we had pledged as security under our loans and financing, assets and equipment with a carrying value of R$232 million.

As of December 31, 2019, we had 147 aircraft under operating leases with an aggregate balance of R$11,118.4 million and 19 aircraft held under finance leases and loans, with an aggregate outstanding balance of R$1,147.4 million, with the underlying aircraft serving as security. Of our contractual fleet of 166 aircraft, 15 aircraft were subleased to TAP as of December 31, 2019. Our non-aircraft secured loans, aircraft finance leases and aircraft debt financing contain customary covenants and restrictions, such as default in case of change of control and termination, or non-renewal of the agreement.

Capital Expenditures

Our gross capital expenditures (acquisitions of property, equipment and intangibles) for the years ended December 31, 2019, 2018 and 2017, totaled R$1,560.4 million, R$1,186.6 million and R$751.2 million, respectively. Most of these expenditures are related to the acquisition of new aircraft, engines, engine overhaul and aircraft equipment such as spare parts. Other capital expenditures include IT systems and facilities.

We expect to meet our contractual commitments by using cash generated from our operations together with loans and/or capital markets financings.

We typically hold our aircraft under operating leases, finance leases or aircraft loans. All of our deliveries through December 31, 2019 are already under lease commitments. Although we believe financing should be available for all of our future aircraft deliveries, we cannot assure you that we will be able to secure them on terms attractive to us, if at all. To the extent we cannot secure these and other financing, we may be required to modify our aircraft acquisition plans or incur higher than anticipated financing costs. We expect to meet our operating obligations as they become due through available cash, internally generated funds and credit lines. We believe that our cash provided by operations and our ability to obtain financing (including through finance leases and aircraft debt-financing), by already approved lines of credit with financial institutions, as well as our ability to obtain operating leases and issue debentures in the Brazilian capital market, will enable us to honor our current contractual and financial commitments.

On March 24, 2020, we announced that from March 25, 2020 to April 30, 2020, we expect to operate 70 non-stop flights per day to 25 cities, representing a 90% reduction of our consolidated planned capacity in terms of ASKs for the month of April, in light of the uncertainty due to the COVID-19 pandemic that is affecting the demand for air traffic. We also announced several measures to reduce fixed costs and preserve our cash position. For more information, see “Events Subsequent to the Date of the Financial Statements.” We are not able to determine the adjusted levels of estimated capital expenditures in light of the expected lower demand on air travel. The actual amount and timing of our future capital expenditures may be materially lower than our estimates as a result of the impact of the spread of COVID-19 on demand for air travel in the regions we operate.

For additional information relating to our commitments for future acquisition of aircraft, see “Note 27. Commitments” to our audited consolidated financial statements.

For more information on certain defaults under our financing agreements see “Item 5.D. Trend Information.”

C.	Research and Development, Patents and Licenses

We have registered the trademark “AZUL LINHAS AÉREAS BRASILEIRAS,” among others, with the INPI. We have also registered several domain names with the Brazilian body for domain registration, or NIC.br, and other domain registrars, including “voeazul.com.br,” “flyazul.com,” “azulviagens.com.br,” “azulcargo.com.br” and “tudoazul.com.” We also operate software products under licenses from our suppliers, such as Oracle, Trax, Sabre and Navitaire.

D.	Trend Information

While we have experienced economic crises in the past, and our management remains committed to achieving its long-term targets, we cannot at this point assure you to what extent the spread of the COVID-19 pandemic and measures to attempt to contain it will affect us in the near term.

Before the outbreak of COVID-19, our original projections for 2020 pointed to continued margin expansion and top line growth. Given the uncertainty related to the impact of the spread of the virus, we have suspended our market projections until we have more visibility.

As COVID-19 continues to evolve, our priority is the health and safety of our crewmembers and customers. We are taking immediate action to reduce our costs to reflect the slowdown we are seeing in the Brazilian economy while preserving our cash position. On March 24, 2020, we announced that from March 25, 2020 to April 30, 2020 we expect to operate 70 non-stop flights per day to 25 cities, representing a 90% reduction of our consolidated planned capacity in terms of ASKs for the month of April, in light of the uncertainty due to the COVID-19 pandemic that is affecting the demand for air traffic. We also announced several measures to reduce fixed costs and preserve our cash position. For more information, see “Events Subsequent to the Date of the Financial Statements.”

The extent of the impact of the COVID-19 on our operational and financial performance will depend on future developments, including the duration and spread of the outbreak and related travel advisories and restrictions and the impact of the COVID-19 on overall demand for air travel, all of which are highly uncertain and cannot be predicted.

We believe that our business model and strong cash position and balance will enable us to weather the economic impact of COVID-19. Although we cannot predict how quickly air travel will recover from the economic impact caused by the outbreak of COVID-19, prior unexpected demand shocks have been followed by quick recoveries in air-travel. Nevertheless, in the long-term, we believe that demand for passenger aircraft travel in the markets we serve will continue to grow as travel remains underpenetrated in Brazil compared to other developed economies. Under normal economic conditions, we believe there is a strong growth opportunity in frequent point-to-point airline service on routes not served by us or underserved routes among larger, medium-sized, and regional cities in Brazil. In addition, we believe there is an opportunity to leverage our domestic network connectivity by serving additional select international destinations. For a discussion of the impact of COVID-19 on our business, see “ Item 3.D. Risk Factors—A pandemic or the widespread outbreak of contagious illnesses can have a material adverse effect on our business and results of operations.”

Since the start of the COVID -19 pandemic, international carriers such as ourselves have seen a significant decrease in passenger and cargo revenue resulting from a significant decrease in flights in Brazil and internationally. Due to the uncertainties associated with the COVID-19 pandemic and the indeterminate length of time it will affect the air transportation industry, we have taken certain proactive measures to secure our liquidity position including undertaking negotiations with its aircraft lessors, our Brazilian and international creditors, our employees and their unions and with international airport and regulatory authorities. As we have indicated in our public statements, our focus now is to take the best of our competitive position and optimize it for the post COVID-19 world so that we can become even more efficient, flexible and in a better position to take advantage of future opportunities. To help us with this process in a constructive and beneficial manner for Azul and its stakeholders, we have hired a team of expert advisors, including Galeazzi & Associados and Plane View Partners, to help us address our current situation, including challenges that have arisen as a result of our seeking to renegotiate certain of our operating aircraft and related arrangements. As of the date of the filing of this Annual Report, we have received notices of default with respect to certain aircraft leases. We believe we will be able to reach satisfactory arrangements with these and other counter parties as we renegotiate these and other arrangements.

E.	Off-Balance Sheet Arrangements

In connection with the full retrospective adoption of IFRS 16 – Leases, we do not have off-balance sheet arrangements such as operating leases.

F.	Tabular Disclosure of Contractual Obligations

Our non-cancellable contractual obligations as of December 31, 2019 included the following:

	2020	2021-2022	2023-2025	>2025
	Less than 1 year	1 to 2 years	3 to 5 years	More than 5 years	Total
	(in thousands of R$)
Commitments for future aircraft acquisition(i)	2,815,674	5,451,913	4,579,433	2,625,245	15,472,265
Commitments for future aircraft acquisition – lessor(ii)	195,981	1,495,257	1,468,098	4,232,251	7,391,587
Lease liabilities	1,585,233	4,204,324	3,877,435	2,439,629	12,106,621
Non-aircraft loans	158,660	12,568	1,594,009	—	1,765,237
Debentures	247,740	444,667	—	—	692,407
Aircraft loans	74,827	734,355	217,490	33,840	1,060,512
Interest payable on bonds	225,118	399,800	99,966	800	725,684
Interest on lease liabilities	896,224	537,740	811,609	1,886,856	4,132,429

Total	6,199,457	13,280,624	12,648,040	11,218,621	43,346,742

(i)	Commitments for future acquisitions of aircraft provides the following: the Company has purchase commitments for the acquisition of 94 aircraft.
(ii)	Related to lessor placement, the commitments for future acquisitions of aircraft provides the following: the Company has purchase commitments for the acquisition of 53 aircraft.

G.    Safe Harbor

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

Pursuant to the Shareholders’ Agreement:

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

In 2019, we paid our board of directors a fixed aggregate compensation amount totaling approximately R$2.9 million for services rendered. The members of our board of directors are also granted stock-based compensation as a long-term incentive, see “Item 6.B. Management Compensation—Stock-Based Incentive Plans.” In addition, as a benefit, our directors receive passenger tickets on our flights.

As of December 31, 2019, we do not have any contractual arrangements, insurance policies or other instruments structuring compensation or indemnification mechanisms for our directors in the event of dismissal or retirement.

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

José Mario Caprioli dos Santos has been a member of our board of directors since August 15, 2012. Mr. Caprioli was our Chief Operating Officer from August 15, 2012 to February 18, 2014 and he was also our Institutional Relations Officer from February 18, 2014 to March 9, 2020. Mr. Caprioli was the founder of TRIP, where he served as the Chief Executive Officer from 1998 until February 2013. Mr. Caprioli holds a bachelor’s degree in business administration from Pontifícia Universidade Católica de Campinas. He also attended a specialization course on public transportation at Universidade de Campinas and a capital markets program at Columbia University.

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

The table below indicates the name, title, date of birth and date of election of each of the current members of our board of executive officers:

Name	Title	Election Date	Mandate Term	Date of Birth
John Peter Rodgerson	Chief Executive Officer	January 10, 2019	January 10, 2021	June 11, 1976
Antonio Flavio Torres Martins Costa	Chief Operating Officer	March 9, 2020	March 9, 2022	August 28, 1951
Alexandre Wagner Malfitani	Chief Financial Officer Investor Relations Officer	January 10, 2019	January 10, 2021	August 21, 1972
Abhi Manoj Shah	Chief Revenue Officer	January 10, 2019	January 10, 2021	September 27, 1978

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

Antonio Flavio Torres Martins Costa is our Chief Operating Officer. Mr Costa has been part of the Azul founding team since inception and has more than 40 years of experience in the airline industry, having served as Technical and Operations Director at Pluna S.A., and OceanAir and as Technical Director at Varig.

Abhi Manoj Shah is our Chief Revenue Officer and one of the founding members of Azul. Prior to joining Azul in 2008, Mr. Shah worked at JetBlue from 2004 to 2008 and at the Boeing Company from 2000 to 2004. Mr. Shah holds a bachelor’s degree in aerospace engineering from the University of Texas and a master’s degree in aerospace engineering from the University of Washington.

Fiscal Council

Pursuant to Brazilian corporate law, a fiscal council is a corporate body independent from a company’s management and independent auditors. A fiscal council may be either permanent or non-permanent. Although we have not elected any fiscal council members as of December 31, 2019, we currently have a non-permanent fiscal council as required by law, which may be installed at any time at the request of shareholders, as described below. If installed, the primary responsibilities of our fiscal council would include monitoring management activities, reviewing our financial statements each quarter, and reporting its findings to our shareholders. If installed, fiscal council members would be entitled to annual compensation in the form of a fixed salary.

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

Our executive officers are entitled to compensation consisting of a fixed and variable component. The monthly fixed compensation paid to our management is based on market practices and surveys prepared by an independent consulting firm and consist of thirteen monthly payments per year. Such amounts are subject to annual adjustment. The variable component consists of bonus, stock and restricted share options, as further described below.

Short-term variable compensation is based on targets that, if reached, entitle the officer to an annual bonus based on his or her individual performance. The targets are established at the beginning of the year based on our strategic plan. The main performance indicators considered for purposes of variable compensation are operating margin, customer satisfaction, crewmember satisfaction and on-time performance. For managers, half of the short-term variable compensation is based on our performance, and the other half is based on the individual’s performance. For officers, 75% of the short-term variable compensation is based on our performance, and 25% is based on the individual’s performance. On the other hand, our long-term variable compensation involves the grant of stock and restricted share options. In addition, our officers receive benefits in line with market practices, which include medical, dental and life insurance, meal vouchers and passenger tickets on our flights.

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

The aggregate compensation expense incurred to our directors, executive officers and officers in the years ended December 31, 2019, 2018 and 2017 was R$58.6 million, R$45.0 million and R$48.9 million, respectively, including stock options.

Stock-Based Incentive Plans

We have stock option and restricted share plans for key personnel, including our officers, certain managers and other key crewmembers. Beneficiaries of the plans receive options to purchase preferred shares and/or restricted units, allowing them to participate in the long-term achievements of our company through share ownership, with the aim of stimulating alignment with and commitment to achieving our corporate strategies and goals. The beneficiaries of our stock option, restricted share and virtual stock option plans are selected by our compensation committee.

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

As of December 31, 2019, we have 600,160 outstanding shares under this stock option plan.

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

•	On July 6, 2017, our compensation committee approved the fourth share-based program, authorizing 680,467 options. The strike price under this program is R$22.57.

As of December 31, 2019, we have 1,978,502 outstanding shares under this second stock option plan.

On October 3, 2017, our shareholders, upon our compensation committee’s and board of directors’ recommendation, approved the following amendments to the second stock option plan: (i) revise the definition of “Compensation Committee” to reflect activities related to the organization, management and construction of the Company’s share incentive plans; (ii) omit references and definitions related to our initial public offering as they are no longer applicable; (iii) reflect the power of our board of directors to approve and amend the Company’s share incentive plans, as well as to awards thereunder; (iv) omit the compensation committee’s obligations with respect to the delivery and execution of restricted share agreements; (v) for purposes of reflecting the stock split that occurred on February 23, 2017, increase the total number of stock options that may be granted under the second stock option plan from 3,738,364 to 7,476,728 shares; (vi) change the exercise price of each share corresponding to the options granted under the second stock option plan so that it equals the lowest stock price traded in the stock market during the 30 trading sessions prior to the options grant approved by our board of directors; and (vii) change the maximum option exercise period to 10 years from the beginning of the applicable vesting period.

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

As of December 31, 2019 one program has been approved under the third stock option plan:

•

On March 14, 2017, our board of directors approved the first share based program authorizing options which when exercised will represent 9,343,510 preferred shares. The strike price for the first program is R$11.85 per preferred share.

The table below shows, as of December 31, 2019 the total number of stock options granted to all beneficiaries, and the number of options that have already vested, in each case after accounting for the stock splits carried out subsequent to the date of grant:

Stock Option Plans	Total Number/ Amount of Stock Options Granted	Number of Stock Options Outstanding
First Stock Option Plan
First Program	5,032,800	303,700
Second Program	1,572,000	284,000
Third Program	656,000	12,460
Second Stock Option Plan
First Program	2,169,122	861,197
Second Program	627,810	231,638
Third Program	820,250	391,176
Fourth Program	680,467	494,491
Third Stock Option Plan
First Program	9,343,510	5,606,106

Restricted Share Units

On June 30, 2014, we also established our restricted share units, or RSUs, plan. Under the restricted share units plan, the participants were granted a fixed monetary amount which would be converted into a quantity of restricted preferred shares equal to the monetary value in the event of an IPO. The restricted share granted to each beneficiary under the plan vests in four equal annual installments. As of the pricing of our initial public offering, the beneficiaries became vested in the restricted shares. Prior to our initial public offering, at the end of each year of the vesting period, we paid the beneficiaries in cash the portion corresponding to the value of the restricted shares already vested, at fair value and without any additions. In 2018 and 2019, 299,659 and 260,451 restricted shares were transferred to our statutory officers, respectively.

On October 3, 2017, our shareholders, following our compensation committee’s and board of directors’ recommendation, approved the following amendments to the RSUs plan: (i) revise the definition of “Compensation Committee” to reflect its activities related to the organization, management and construction of any the Company’s share incentive plans; (ii) omit references and definitions related to our initial public offering as they are no longer applicable; (iii) reflect the power of our board of directors to approve and amend our restricted share units plans, as well as to grant awards thereunder; (iv) omit the compensation committee’s obligations related to delivery and execution of restrict stock agreements; and (v) for purposes of reflecting the stock split that occurred on February 23, 2017, increase the total number of restricted shares that may be granted under the RSUs plan from 934,591 to 1,869,182. In addition, our board of directors proposed to amend the RSUs plan to include the Company’s option to, at the end of each vesting period of a restricted share award, at its sole discretion: (a) settle the obligations related to the restricted share award in cash, or (b) deliver to the award beneficiary the restricted shares held in treasury, through a private transaction.

On April 26, 2019, our shareholders, following our compensation committee’s and board of directors’ recommendation, approved an amendment to the RSUs plan with the purpose to set the maximum amount of RSU that may be subject to annual concession under the RSU Plan as 0.10% of the total preferred shares issued by the Company.

The table below shows, as of December 31, 2019, the total number of RSUs and the number of RSUs that have been granted and outstanding:

RSU Plan	Total RSUs Granted	Total RSUs Outstanding	Fair Value as of Grant Date
			(in reais)
First Program	487,670	7,934	R$	21.00
Second Program	294,286	8,094	R$	21.00
Third Program	367,184	75,527	R$	21.00
Fourth Program	285,064	122,740	R$	24.17
Fifth Program	291,609	205,099	R$	24.43
Sixth Program	170,000	170,000	R$	51.65

Virtual Stock Option Plan

On August 7, 2018, our Board of Directors approved the Virtual Stock Option Plan, or the Phantom Shares. The plan consists of a remuneration in cash, as there is no effective trading of the shares. There will be no issuance and/or delivery of shares for settlement of the plan. A liability to us is recorded monthly, based on the fair value of the Phantom Shares granted and the vesting period of such Phantom Shares, with an offsetting entry in the statement of income (loss). The fair value of this liability is reviewed and updated for each reporting period, in accordance with the change in the fair value of the benefit granted.

The options issued under each program of the Phantom Shares require a vesting period of 4 years. The options have an 8-year life and the exercise price shall be equal to the lowest stock price traded in the stock market during the 30 trading sessions prior to the options grant approval by our Compensation Committee. Expected volatility has been calculated based on historical volatility of airline shares listed on stock exchanges in Brazil and Latin America.

Virtual Stock Option Plan	Total Options Granted	Total Options Outstanding
First Program	707,400	560,908
Second Program	405,000	405,000

Directors’ and Officers’ Insurance

Our directors and officers have been covered by liability insurance since our inception. Our current directors’ and officers’ insurance policy, which we entered into on February 10, 2020, is provided by Generali Brasil Seguros. This policy covers damages or costs in the event our directors or officers suffer losses as a result of a lawsuit for alleged wrongful misconduct while acting in their capacity as directors or officers. The current policy expires on February 10, 2021 and we plan to renew it on such date. See “Item 7.B. Related Party Transactions—Arrangements with Directors and Officers.”

C.	Board Practices

Our bylaws determine that our board of directors shall be composed of five to 14 members. The members of our board of directors are elected at a shareholders’ meeting in accordance with the terms and conditions of our bylaws, Brazilian corporate law, Shareholders’ Agreement, and the regulations of the Level 2 segment of B3. The members of our board of directors are elected for terms of two consecutive years and can be re-elected and removed at any time by our shareholders at a shareholders’ meeting. In addition, pursuant to our bylaws, the chairman of the board of directors will be appointed by our shareholders at a general shareholders’ meeting. For more information on board practices, see “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.”

Audit Committee

Our audit committee is composed of three members who are elected by our board of directors and the majority of which must be independent members. According to our bylaws, at least two members of our audit committee shall be independent members of our board of directors. The members shall be appointed for a two-year term of office, being permitted reelection, with a limit of ten consecutive years in office. Upon reaching the ten consecutive year limit, members will become eligible to serve on this committee again after three years from the end of his or her last term of office. The audit committee is responsible for: (i) advising our board of directors regarding the selection of independent auditors, (ii) reviewing the scope of the audit and other services provided by our independent auditors, (iii) evaluating and monitoring related party transactions and (iv) evaluating our internal controls, among other things. The members of our audit committee are Gelson Pizzirani, Gilberto Peralta and Sérgio Eraldo de Salles Pinto (coordinator), all of whom are independent members of the audit committee under applicable SEC and NYSE rules. As of December 31, 2019 all members of our audit committee have either satisfied the independence requirements of the SEC and NYSE applicable to audit committees of foreign private issuers or qualified for an exemption under the applicable rules. At least one member of the audit committee is an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act. The members of our audit committee are entitled to annual compensation in the form of a fixed salary.

Compensation Committee

Our compensation committee is composed of three members who are elected by our board of directors, two of which shall be independent members of the board of directors, according to the regulations of the Level 2 segment of B3. Our compensation committee’s principal responsibilities include: (i) reviewing corporate goals, (ii) evaluating certain executive compensation arrangements as well as the performance of key executives, and (iii) recommending compensation, incentive-compensation and stock option, restricted share and virtual stock option plans to the board of executive officers. The current members of our compensation committee are David Neeleman, Sérgio Eraldo de Salles Pinto and Carolyn Luther Trabuco, all of whom are directors of our company. Their mandates are for an unlimited duration, until the board of directors replaces them. The members of our compensation committee are entitled to annual compensation in the form of a fixed salary. As a foreign private issuer, we are not required to comply with the SEC rules applicable to compensation committees.

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

We are focused on increasing the efficiency and productivity of our crewmembers. As of December 31, 2019, we had 93 FTEs per aircraft, compared with 143 for Gol. The following table sets forth the number of our crewmembers per category and the number of FTEs per aircraft at the end of the periods indicated:

	At December 31,
Crewmembers	2019	2018	2017
Pilots	1,846	1,741	1,633
Flight attendants	2,936	2,351	2,217
Airport personnel	3,293	3,165	2,903
Maintenance personnel	2,217	2,063	1,835
Call center personnel	917	924	899
Others	1,980	1,563	1,391

Total	13,189	11,807	10,878

End-of-period FTEs per aircraft	93	94	89

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

To motivate our crewmembers and align their interests with our results of operations, we provide a leadership incentive plan based on the achievement of pre-defined company performance targets (Programa de Recompensa). We also have established a stock option plan for our leadership that vests over a four or five-year period. See “Item 6.B. Directors, Senior Management and Employees—Management Compensation— Stock-Based Incentive Plans.”

E.	Share Ownership

As of December 31, 2019, David Neeleman, who is the chairman of our board of directors and our controlling shareholder, holds directly and indirectly 622,406,638 of our common shares, representing 67% of the common shares of our capital stock, José Mario Caprioli dos Santos, our director, indirectly holds 167,455,107 of our common shares, representing 18% of our capital stock. Decio Luiz Chieppe and Renan Chieppe, our directors, indirectly hold 139,103,313 of our common shares, representing 15% of our capital stock.

For a description of our stock option plans granted to our directors and executive officers, see “Item 6.B. Directors, Senior Management and Employees—Management Compensation—Stock-Based Incentive Plans.”

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

As of the December 31, 2019, 67.00% of our outstanding common stock was held by one record holder in the United States and approximately 58.69% of our outstanding preferred shares were traded in Brazil and 41.31% of our outstanding preferred shares were held as ADRs.

The following table shows the beneficial ownership of our capital stock following as of December 31, 2019.

Name	Common Shares	Percentage of Outstanding Common Shares	Total Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Capital Stock	Economic Interest
David Neeleman(1)	622,406,638	67.00%	11,432,352	3.47%	50.36%	5.77%
Chieppe family(2)	139,103,313	14.97%	6,060,810	1.84%	11.53%	2.31%
Caprioli family(3)	167,455,107	18.03%	12,170,230	3.69%	14.27%	4.21%
Bozano Group(4)	—	—	5,007,726	1.52%	0.40%	1.46%
Calfinco(5)	—	—	26,995,316	8.19%	2.14%	7.89%
Others	—	—	267,237,392	81.09%	21.23%	78.15%
Executive officers and directors(6)	—	—	220,094	0.07%	0.02%	0.06%
Treasury	—	—	444,246	0.13%	0.04%	0.13%

Total	928,965,058	100.00%	329,568,166	100.00%	100.00%	100.00%

(1)

Consists of shares beneficially owned by David Neeleman, founder and controlling shareholder of Azul. The record holders of these shares are David Neeleman and Saleb II Founder 1 LLC. David Neeleman is a U.S. resident and has a domicile in Brazil at Av. Marcos Penteado de Ulhôa Rodrigues, 939, 9th floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, Barueri, 06460-040, São Paulo, Brazil. David Neeleman is our Chairman. The address for Saleb II Founder 1 LLC is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle, Delaware 19801. David Neeleman’s economic interest is 5.3%. David Neeleman, entered into a personal loan in 2019, in the total amount of US$30 million, using part of his Azul preferred shares as collateral. The impact of the COVID-19 pandemic in the markets triggered a margin call on his loan, and given the speed of the developments and the fact that Mr. Neeleman had no liquidity and no other investments in the sector, including TAP and Breeze, there was no time to access other sources of capital. Accordingly, Mr. Neeleman had to sell a portion of his preferred shares to satisfy the margin call on his loan. As a result, on April 14, 2020, the Company announced that David Neeleman’s non-voting position was reduced from 11,432,352 preferred shares, representing 3.47% of this class of shares, to 2,116,004 preferred shares during the month of March 2020. There was no change in his voting position, represented by 622,406,638 common shares. Additionally, Mr. Neeleman reaffirmed that he did not actively sell any of his Azul shares.

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

United Investment Agreement

On June 26, 2015, we entered into an investment agreement with United pursuant to which it, acting through a subsidiary, acquired 5,421,896 Class C preferred shares representing a 5%, non-voting economic interest in us. Such Class C preferred shares were converted on a one-to-one basis into Class A preferred shares on February 3, 2017, which were then simultaneously renamed “preferred shares” and subsequently subject to a two-for-one stock split on February 23, 2017, resulting in United holding 10,843,792 preferred shares through a subsidiary. Pursuant to this agreement, United has the right to elect one member of our board of directors, so long as it retains at least 50% of the shares it received on the date of its investment or as a result of conversion. United has designated a representative on our board effective as of January 28, 2016. See “Item 6.A. Directors and Senior Management—Board of Directors.” United is a party to our Shareholders’ Agreement, which provides for United’s right to elect one director, so long as they hold at least 50% of the preferred shares resulting from the conversion of Class C preferred shares that were held as of August 3, 2016. For more information, see “Item 6.A. Directors and Senior Management—Board of Directors.” On April 27, 2018, United closed a private preferred share transaction with Hainan to acquire 16,151,524 preferred shares of our company. This transaction increased United´s shareholding in us to 26,995,316 preferred shares, which represents 7.89% of our economic interest.

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

Interest on shareholders’ equity, which is deductible for income tax purposes, may be deducted from the minimum mandatory dividends to the extent that it has been paid or credited. Interest on shareholders’ equity is treated as dividend payments for accounting purposes.

Dividends are subject to approval by the Annual Shareholders Meeting.

The Company has not distributed dividends for the years ended December 31, 2019, 2018 and 2017.

B.	Related Party Transactions

We currently engage in various transactions with related parties. These transactions are based on terms that reflect the terms that would apply to transactions with third parties.

Loan Agreement with David Neeleman

On September 2, 2016, we entered into an agreement, as lender, with our principal shareholder David Neeleman, as borrower, in the total principal amount of US$2.8 million, which bears interest at LIBOR plus 2.3% per annum and matures in September 2019. On August 2019, the maturity date of the Loan was amended to November 2020. This amendment was given a favorable opinion by the Governance Committee.

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

Service Agreements with Águia Branca Participações S.A.

On January 1, 2013, we entered into an agreement with Águia Branca Participações S.A., one of our shareholders, for the sharing of information technology resources during an indefinite period, which was an extension of a similar agreement that TRIP entered into with Águia Branca Participações S.A., and on November 1, 2015, we entered into a services agreement with Águia Branca Participações S.A. for the hosting and use of information technology resources for a 24 month term, which has been renewed for an additional 12 month term. The amounts payable under these agreements are based on the services actually rendered. We paid R$50,118, R$49,900 and R$46,500 in connection with these agreements in 2019, 2018 and 2017, respectively.

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

Consulting Services Agreement with Plane View Partners

On April 16, 2020, our board of directors approved the hiring of Plane View Partners, an aviation consulting firm founded by one of our Board members, Mr. Henri Courpron, to support our fleet plan strategy and engage with aircraft manufacturers and lessors.

Transactions with Aigle Azur

We recorded in “Prepaid expenses” and “Trade and other receivables”, the amount of R$11.8 million in 2019 and R$13.3 million in 2018, net of a provision for doubtful debts of R$5.1 million in 2019 and R$0 in 2018.

Strategic Partnership with TAP

For a description of our strategic partnership with TAP, see “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements—TAP.”

Maintenance agreements

ALAB entered into Maintenance Agreements to aircraft with TAP Manutenção e Engenharia Brasil S/A (“TAP ME”). TAP ME is part of the same economic group as TAP. The total value of maintenance services acquired by the Company pursuant to such Maintenance Agreements during the year ended December 31, 2019, December 31, 2018 and December 31, 2017 was R$17.5 million, R$83.8 million and R$83.3 million. As of December 31, 2019 and December 31, 2018, the amount payable to TAP ME was R$0.1 million and R$5.7 million, and is recorded under Accounts Payable.

Codeshare Agreement

ALAB signed a codeshare agreement with United and TAP which will provide transport of passengers whose tickets have been issued by one of the airlines and the service is performed by the other.

Acquisition of TAP Bonds

In March 2016, following the privatization of TAP in 2015 through the initial acquisition of a controlling interest in TAP by Atlantic Gateway, a consortium jointly owned by our principal shareholder David Neeleman and other individuals, we invested €90 million in 7.5% bonds due March 2026 issued by TAP and convertible into TAP shares at our discretion. For more information on this investment and the conversion mechanism of TAP bonds into TAP shares, see “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements—TAP.”

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

Sublease of Aircraft to TAP

As part of our fleet optimization efforts, we leveraged our strategic partnership with TAP by subleasing, at a discount, 15 aircraft to TAP since 2016, see “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements—TAP”. As a result of this sublease transaction, we recorded a provision for the obligation under onerous leases, for an amount of R$72.4 million for the year ended December 31, 2018 as we will receive a lower amount in lease payments from TAP than we will pay under the original lease agreements. See “Note 12 (h). Related Parties—Transaction with TAP” to our audited consolidated financial statements, see “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements—TAP.”

Joint Venture with TAP

On February 6, 2020, we entered into a Cooperation Agreement with TAP. This transaction was approved by Azul shareholders on December 9, 2019 and was submitted to regulatory approvals in February 2020. On March 27, 2020 the Brazilian Administrative Council for Economic Defense (CADE – Conselho Administrativo de Defesa Econômica) approved the acquisition without imposing further obligations for the parties. The closing date of the transaction has not been determined as of the date of this filing and is subject to further developments following the impact of COVID-19.

Sublease of Aircraft to Breeze Aviation

On March 2, 2020 our shareholders approved the execution of up to 28 sublease agreements with Breeze Aviation, a U.S. start-up airline founded by our controlling shareholder. All E-Jets are expected to be phased out by the end of 2022 and will be subleased at least until the end of the original operating lease term.

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

A.	Consolidated Statements and Other Financial Information

See “Item 3.A. Selected Financial Data” and “Item 18. Financial Statements.”

Legal Proceedings

We are subject to a number of proceedings in the Brazilian judicial and administrative court systems, almost all of which relate to civil and labor claims. We believe these proceedings are normal and incidental to the operation of a business in Brazil. We recognize provisions when (i) we have a present obligation as a result of a past event, (ii) it is probable that an outflow of resources will be required to settle the obligation, and (iii) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system and assessment of internal and external legal counsel.

When the Company is party in other judicial and administrative proceedings, a provision is set up for all legal claims related to lawsuits for which it is probable that an outflow of funds will be required to settle the legal claims obligation and a reasonable estimate can be made. The assessment of probability of loss includes assessing the available evidence, the hierarchy of laws, the most recent court decision and their relevance in the legal system, as well as the assessment of legal counsel.

For civil claims connected to litigation proceedings before small claims court classified as probable loss, our provisioning policy is based on fixed and pre-established criteria, estimated based on historical information on similar claims. For pending litigation proceedings before civil courts, the ascertainment of amounts under dispute is based on the amount the plaintiff has attributed to such dispute (subject to a R$30,000 limit for material damages and a R$5,000 limit for pain and suffering). As a result of these circumstances and subject to the possibility of further in-house counsel review of such provisions during the course of proceedings, the provisioned amounts may not correspond to the effective amounts under dispute.

As of December 31, 2019, we are party to approximately 16,353 civil claims of various types (deemed “active” under our criteria, which does not consider claims in which agreements were entered into or claims that are in their closing stage), in which the original aggregate amount claimed is approximately R$486.2 million. We have provisioned a total of R$45.1 million in respect of these civil claims. In addition, we are party to 2,587 legal proceedings relating to labor law issues of various types, for which the aggregate amount claimed is approximately R$310.6 million. We have provisioned a total of R$40.4 million in respect of these labor proceedings.

The Federal Labor Prosecution’s Office filed a lawsuit against us on February 22, 2017, claiming that we allegedly violated certain labor regulations, including limitations on daily working hours and rest periods. It claimed approximately R$66 million in punitive damages. It also requested the grant of an injunction limiting overtime and enforcing legally required breaks, under penalty of R$5,000 per breach. The lawsuit has been suspended and we are in the process of negotiating a Conduct Adjustment Agreement (Termo de Ajuste de Conduta) with the Federal Labor Prosecutor’s Office. We classify the probability of a loss as possible but expect our ultimate liability to be significantly lower than the amount originally claimed. We classify the probability of a loss as possible but expect our ultimate liability to be significantly lower than the amount originally claimed, limited to donations or values related to the TAC.

We are subject to approximately 34 lawsuits filed by the Public Prosecution’s Office which have the potential to affect our business models because the majority of these lawsuits challenges day-to-day aspects of our business, including, but not limited to, plane ticket fares, no-show fees, rescheduling fees, contractual fines and the treatment of individuals with special needs. Of these lawsuits, nine relate to compliance with the Free Pass Law (Lei do Passe Livre), which essentially aims at compelling us to offer free travel to individuals with special needs and individuals who are demonstrably poor by making two seats available on each interstate flight. The Superior Court of Justice has merged these nine lawsuits into one single proceeding. On June 12, 2019, the processes related to the Free Pass Law were dismissed. The Public Prosecution´s Office appealed against the decision.

We are subject to 52 claims related to taxes of approximately R$19.3 million allegedly payable on imports of aircraft, flight simulators and aircraft parts. We believe, on the advice of counsel, that the chance of loss with respect to these proceedings is possible and have therefore not recorded any provisions in this regard.

As of December 31, 2019, we are also defendants to 78 judicial and administrative tax proceedings, in which the aggregate amount claimed was approximately R$421.0 million. Our attorneys have classified (i) five of these proceedings, representing approximately R$303.0 million of the abovementioned amount, as having a remote chance of loss, (ii) 70 of these proceedings, representing approximately R$116.0 million of the same abovementioned amount, as having a possible chance of loss, and (iii) one of these proceedings, representing R$2.0 million, as having a probable chance of loss. We have recorded a provision of R$2.0 million for tax proceedings.

We are the defendant in a tax foreclosure filed by the Brazilian federal government to collect air navigation fees relating to the period from January 2014 to March 2014, in the total amount of R$116.1 million. We posted a judicial bond to cover such debts and have filed its defense, which is still pending judgment. Our attorneys consider that losses with respect to this proceeding are not probable and we have therefore not recorded any provisions in this regard.

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

Additionally, on May 2018, we and Aeroportos Brasil agreed to settle a lawsuit for damages initiated by Aeroportos Brasil in October 2017. This proceeding was related to the noncompliance of contractual obligations in connection with a land concession at Viracopos airport, through which (i) Aeroportos Brasil undertook to level ground and build an ancillary runway, and (ii) Azul undertook to build a hangar and an apron area, as well as to remunerate Aeroportos Brasil for the land concession. According to the settlement, we and Aeroportos Brasil agreed to comply with our respective obligations set forth in the land concession agreement, and Aeroportos Brasil granted a twelve-month grace period for the payments due by us under the land concession agreement. In October 2019, we and Aeroportos Brasil agreed to amendment this agreement to establish that Azul will also be responsible for some activities to concluding the construction of the ancillary runway and other works directly related to them. As a result, Aeroportos Brasil extended the grace period for the beginning of the rental payment of the hangar area for more 17 months, totaling 37 months. We believe that the outcome of the proceedings to which currently we are a party will not, individually or in the aggregate, have a material adverse effect on our financial position, results of operations or cash flows.

Dividend Policy

For information regarding our dividend policy, see “Item 10.F. Dividends and Payment Agents—Dividend Policy.”

B.	Significant Changes

See “Item 4.A. History and Development of the Company.”

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

In the United States, our preferred shares trade in the form of ADSs. Our ADSs trades on the NYSE under the symbol “AZUL” and the preferred shares trades on the B3 under the symbol “AZUL4.” As of December 31, 2019 the ADSs represented approximately 34% of our preferred shares and 42% of our current global public float. Our ADSs began trading on the NYSE on April 11, 2017.

On April 29th, 2020, the last reported sale price of our preferred shares on the São Paulo Stock Exchange was R$17.12 per share.

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

Trading on the B3

B3 trading sessions are conducted from 10:00 a.m. to 5:00 p.m. in an automated system known as PUMA Trading System. The B3 also permits trading from 5:45 p.m. to 7:00 p.m, in an online system known as “after market,” which is connected to traditional and online brokers. “After market” trading is subject to regulatory limits on price volatility and on the volume of preferred shares transacted by online brokers.

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

As of the December 31 2019, our total capital stock was R$2,243.2 million, fully paid-in and divided into 1,258,533,224 shares, all nominative, in book-entry form and without par value, consisting of 928,965,058 common shares and 329,568,166 preferred shares. As of December 31, 2019, we had 444,246 preferred shares held in our treasury.

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

Shareholders’ Meetings

Our board of directors has the power to call shareholders’ meetings. Notice of shareholders’ meetings must be published at least three times in the Diário Oficial do Estado de São Paulo, the official newspaper of the state of São Paulo, and in a second newspaper of general circulation (currently Diário Comercial). Our shareholders’ meetings are held at our headquarters, in the city of Barueri, state of São Paulo. Shareholders attending a shareholders’ meeting must produce proof of their status as shareholders and proof that they hold the shares entitling them to vote.

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

Anti-Takeover Provisions

Differently from companies incorporated under the laws of the State of Delaware, the majority of Brazilian publicly-held companies do not employ “poison pill” provisions to prevent hostile takeovers. As most Brazilian companies have clearly identified controlling shareholders, hostile takeovers are rare and thus no developed body of case law addresses the limits on the ability of management to prevent or deter potential hostile bidders. Brazilian corporate law, Level 2 B3 rules and our bylaws require any party that acquires our control to extend a tender offer for common and preferred shares held by non-controlling shareholders at the same purchase price paid to the controlling shareholder. In addition, any shareholder whose equity interest reaches 30% of our outstanding common shares, or the Relevant Shareholding Level must effect a tender offer for all of our outstanding common shares, preferred shares and instruments convertible to our common shares or preferred shares, under the terms of the Self-Regulatory Code on Mergers and Acquisitions, or the Panel Code, issued by the Takeover Panel Sponsors Association—CAF, or CAF, which code we adhere to (see “Item 10.B. Memorandum and Articles of Association—Principal Differences between Brazilian and U.S. Corporate Governance Practices—Brazilian Takeover Panel (CAF)”). The price to be offered for our common shares in the tender offer will be the highest price paid for our common shares by the offer or during the twelve months prior to the day when the holder reached the Relevant Shareholding Level, adjusted for certain relevant corporate events such as dividends payments and stock splits. The price to be offered for each of our preferred shares and instruments convertible to our common shares in the tender offer will be a price 75 times higher than the price offered for each of our common shares. For more information on CAF, see “Item 10.B. Memorandum and Articles of Association—Principal Differences between Brazilian and U.S. Corporate Governance Practices—Brazilian Takeover Panel (CAF).”

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

A summary of the significant differences between our corporate governance practices and those required of U.S. listed companies is included below and under “Item 16.G. Corporate Governance.”

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the affirmative determination of the board of directors of the absence of a material relationship between a director and the listed company. Under the listing standards of Level 2 segment of B3, our board of directors must have at least five members, at least 20% of which must be independent. Also, Brazilian corporate law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of Brazilian corporate law and the CVM, we do not believe that a majority of our directors would be considered independent under the NYSE rules. Brazilian corporate law requires that our directors be elected by our shareholders at a shareholders’ meeting.

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

Our material contracts are directly related to our operating activities, such as contracts relating to aircraft leases, fuel supply and other commercial agreements as well as contracts relating to our concession to operate as a commercial airline. We do not have material contracts that are not related to our operating activities.

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

The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares, including in the form of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase preferred shares, including in the form of ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as of December 31, 2019, which are subject to change.

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

Law 11638, dated December 28, 2007, significantly altered Brazilian corporate law in order to align the acccounting practices adopted in Brazil, or Brazilian GAAP, more closely with. However, Law 11941, dated May 27, 2009, introduced the Transitory Tax Regime, or RTT, in order to render neutral, from a tax perspective, all the changes provided by Law 11638. Under the RTT, for tax purposes, legal entities should observe the accounting methods and criteria as they were on December 31, 2007. Law 12973, dated May 13, 2014, as amended, abolished the RTT and approved new rules aimed at permanently aligning the Brazilian tax system with IFRS as of January 1, 2015, including with respect to dividend distributions. For the 2014 fiscal year, taxpayers were entitled to elect to adopt the new rules or to continue adopting the RTT.

Under the RTT, there was controversy over how tax authorities would view certain situations, including whether dividends should be calculated in accordance with IFRS or the old Brazilian GAAP. It was debatable whether any dividend distributions made in accordance with IFRS in excess of the amount that could have been distributed had the profits been ascertained based on the old Brazilian GAAP would be subject to taxation in Brazil. In view of such controversy, Law 12973/2014 expressly stated that dividends calculated in accordance with IFRS based on profits ascertained between January 1, 2008 and December 31, 2013 would not be subject to taxation.

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

Despite our belief that the tax exemption on dividends applies to dividends distributed by Brazilian companies out of profits ascertained in accordance with IFRS, if the provisions of Normative Ruling 1492/2014 are applicable, dividends ascertained in fiscal year 2014 based on IFRS that exceed the amount that would result from the adoption of the old Brazilian GAAP, for that calendar year, could be subject to withholding income tax, even if it were distributed in 2018 or later, at a rate of 15% or, if the Non-Resident Holder is domiciled in a Low or Nil Tax Jurisdiction (as defined below), 25%. For dividends paid out from profits ascertained in 2015 going forward, there are no such issues and dividends will be exempt, provided that they are distributed pursuant to Brazilian corporate law.

Interest on Shareholders’ Equity

Law 9249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as ourselves, to make distributions to shareholders of interest on shareholder’s equity and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, both of which are taxes levied on our profits, as far as the limits described below are observed. These distributions may be paid in cash. For tax purposes, this interest on net equity is limited to the daily pro rata variation of the TJLP (long-term interest rate), as determined by the Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

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

Currently, capital gains realized by Non-Resident Holders on a sale or disposition of shares carried out on the Brazilian stock exchange (including the organized over-the-counter market) are:

•

exempt from income tax when realized by a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution 4373/14 of the Brazilian Monetary Council, or a 4373 Holder, and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or

•

subject to income tax at a rate of 15% in any other case, including gains realized by a Non-Resident Holder that (1) is not a 4373 Holder and (2) is resident or domiciled a Low or Nil Tax Jurisdiction.

A withholding income tax of 0.005% will apply and shall be withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be offset against the eventual income tax due on the capital gain. Such withholding does not apply to a 4373 Holder that is not resident or domiciled in a Low or Nil Tax Jurisdiction.

Any capital gains realized on the disposition of shares that are not carried out on the Brazilian stock exchange are:

•	subject to the income tax at a rate of 15% when realized by a 4373 Holder that is not resident or domiciled in a Low or Nil Tax Jurisdiction;

•

subject to income tax at progressive rates that vary from 15% to 22.5%, as further detailed below, when realized by a Non-Resident Holder that is not a 4373 Holder and is not resident or domiciled in a Low or Nil Tax Jurisdiction; and

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

In the case of redemption of shares or capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount effectively received by the Non-Resident Holder and the corresponding acquisition cost is treated, for tax purposes, as capital gains derived from sale or exchange of shares that is not carried out on a Brazilian stock exchange market, and is therefore subject to income tax at the rates of 15% up to 22.5%, or up to 25%, in case of beneficiaries resident or domiciled in a Low or Nil Tax Jurisdiction.

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

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions

Pursuant to Decree No. 6,306, dated December 14, 2007, as amended, or Decree No. 6,306/07, the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) and the conversion of foreign currency into Brazilian currency may be subject to the Tax on Foreign Exchange Transactions or IOF/Exchange. For most exchange transactions, the rate of IOF/Exchange is 0.38%. However, foreign currency exchange transactions related to the inflow of funds and outflow of funds into and out of Brazil in connection with investments carried out by a foreign investor (including a Non-Resident Holder, as applicable) for investment in the Brazilian financial and capital markets, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market are subject to IOF/Exchange tax at a zero percent rate. The Brazilian Government is permitted to increase the rate of the IOF/Exchange tax at any time up to 25% of the amount of the foreign exchange transaction. However, any increase in rates may only apply to transactions carried out after this increase in rate and not retroactively.

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

As used herein, the term “U.S. Holder” means a beneficial owner of a preferred share, including in the form of an ADS, that is, for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust (i) if a court within the United States can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust or (ii) the trust had a valid election in effect under current U.S. Treasury regulations to be treated as a U.S. person. If a partnership or an entity or an arrangement that is treated as a partnership for U.S. federal income tax purposes holds preferred shares, including in the form of ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships that hold preferred shares, including in the form of ADSs, are encouraged to consult their tax advisors.

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

Taxation of Dividends and Other Distributions

Subject to the PFIC rules discussed below, distributions of cash or property with respect to preferred shares, including in the form of ADSs, (including any distributions paid in the form of interest on shareholders’ equity for Brazilian tax purposes and the amount of any Brazilian taxes withheld on any such distribution, if any) will constitute ordinary dividend income to the extent of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes). Dividends generally will be includible in a U.S. Holder’s gross income on the day on which the dividends are received by the depositary in the case of a holder of ADSs, or by the U.S. Holder in the case of a holder of preferred shares, not in the form of ADSs. Any distributions in excess of such earnings and profits will constitute a nontaxable return of capital and reduce a U.S. Holder’s tax basis in such preferred shares or ADSs. To the extent such distributions exceed a U.S. Holder’s tax basis in its preferred shares or ADSs, such excess will constitute capital gain and generally will be treated as described below under “Item 10.E. Taxation—Material U.S. Federal Income Tax Consequences—Sale or Other Taxable Disposition of Preferred Shares, Including in the Form of ADSs.” Because we do not intend to maintain calculations of our earnings and profits on the basis of U.S. federal income tax principles, U.S. Holders should expect that any distribution paid generally will be reported to them as a dividend. Dividends on preferred shares, including in the form of ADSs, will not be eligible for the dividends received deduction allowed to U.S. corporations.

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

The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, the composition of the income and assets of the non-U.S. corporation from time to time and the nature of the activities performed by such non-U.S. corporation. Based on current estimates of our gross income and gross assets, the nature of our business and our current business plans (all of which are subject to change), we do not expect to be classified as a PFIC for our 2019 taxable year and our current taxable year (although the determination cannot be made until the end of such taxable year), and we intend to continue our operations in such a manner that we do not expect to be classified as a PFIC in the foreseeable future. There can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of our assets and income that is characterized as passive under the PFIC rules.

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

Brazilian corporate law defines “net income” as the results for the fiscal year after deducting accrued losses, the provisions for income and social contribution taxes for that year and any amounts allocated to profit sharing payments to employees and management. Management is only entitled to any profit-sharing payment, however, after the shareholders are paid the mandatory dividend referred to below.

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

Statutory Reserve

Brazilian corporate law allows us to allocate a portion of our net profits to discretionary reserve accounts established in accordance with our bylaws. As of December 31, 2019, we did not have a statutory reserve. If we establish these accounts, the bylaws must indicate the purpose, allotment criteria and maximum amount of the reserve. However, we may not allocate profits to these discretionary reserve accounts if this would affect the payment of the minimum mandatory dividend.

Contingency Reserve

Brazilian corporate law allows us to allocate a percentage of our net income to a contingency reserve for anticipated losses that are deemed probable in future years, if the amount of the losses can be estimated. Any amount so allocated must be reversed in the fiscal year in which any expected loss fails to occur as projected, or charged against in the event that the expected loss occurs. The amounts to be allocated to this reserve must be approved by our shareholders. As of December 31, 2019, we did not have a contingency reserve.

Retained Profit Reserve

Brazilian corporate law allows us to retain a portion of our net income, by a decision of our shareholders, provided that the retention is included in a capital expenditure budget that has been previously approved. The allocation of funds to this reserve cannot jeopardize the payment of the minimum mandatory dividends. As of December 31, 2019, we did not have a retained profit reserve.

Unrealized Profit Reserve

Under Brazilian corporate law, the amount by which the mandatory dividend exceeds the “realized” net income in a given year may be allocated to an unrealized profit reserve account, and the mandatory dividends may be limited to the “realized” portion of the net income. Brazilian corporate law defines “realized” net income as the amount by which net income exceeds the sum of (i) our net positive results, if any, from the equity method of accounting and (ii) the profits, gains or income that will be received by us after the end of the next fiscal year. The unrealized profit reserve can only be used to pay mandatory dividends. Profits recorded in the unrealized profit reserve, if realized and not absorbed by losses in subsequent years, must be added to the next mandatory dividend distributed after the realization. As of December 31, 2019, we did not have an unrealized profit reserve.

Capital Reserves

Our capital reserve consists of the premium reserve, tax incentives, and investment subsidies. Under Brazilian corporate law, capital reserves may only be used (i) to absorb losses that exceed retained earnings and profit reserves, (ii) to fund redemptions, refunds or repurchases of shares, (iii) to redeem founder shares, and (iv) to increase our share capital. As of December 31, 2019, we had R$1,928.8 billion allocated to the capital reserve account.

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

Distributions of Interest on Shareholders’ Equity

Brazilian corporations are permitted to pay interest on equity capital to shareholders and to treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution tax. The interest is calculated based on the TJLP, as set by the Central Bank from time to time, and cannot exceed the greater of 50% of net income (after deduction of the social contribution tax on net income, and without taking account of the distribution being made and any income tax deduction) for the period in relation to which the payment is made, or 50% of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made. The payment of interest on shareholders’ equity represents an alternative form of dividend payment to shareholders. The amount distributed to shareholders as interest on shareholders’ equity, net of any income tax, may be included as part of the mandatory dividend distribution. Brazilian corporate law requires us to pay shareholders an amount sufficient to ensure that the net amount they receive in respect of interest on shareholders’ equity, after payment of the applicable withholding tax, plus the amount of declared dividends, is at least equivalent to the mandatory dividend amount.

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

For information on subsidiaries, see “Item 4.E. Organizational Structure” and “Note 1. Operations” to our audited consolidated financial statements as of and for the years ended December 31, 2019, 2018 and 2017 included in “Item 18. Financial Statements” and Exhibit 8.1 to this annual report.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

Market risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market prices. Any such changes may adversely affect the value of our financial assets and liabilities or our future cash flows and results of operations. We have entered into derivative contracts and other financial instruments for the purpose of hedging against variations in these factors.

We have also implemented policies and procedures to evaluate such risks and approve and monitor our derivative transactions. Our risk management policy was implemented on April 14, 2011 and was revised on March 09, 2020. It is our policy not to participate in any trading of derivatives for speculative purposes. We measure our financial derivative instruments at fair value which is determined using quoted market prices, standard option valuation models or values provided by the counterparty.

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

Market risk includes three types of risk: interest rate, foreign currency and commodity price risk. The sensitivity analyses provided below do not consider the effects that such adverse changes may have on overall economic activity, nor does it consider additional actions we may take to mitigate our exposure to such changes.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market interest rates. Our exposure to the risk of changes in market interest rates refers primarily to long-term obligations (including lease liabilities and other financing) subject to variable interest rates. To manage this risk, we engage in interest rate swaps, whereby we agree to exchange, at specified intervals, the difference between the values of fixed and variable interest rates calculated based on the notional principal amount agreed between the parties. As of December 31, 2019, we had interest rate swap contracts designated as hedges and fair value hedges.

We utilize swap contracts designated as hedges to protect fluctuations of part of the payments of lease liabilities and loans and financing in foreign currency. The swap contracts are used to hedge the risk of variation in interest rates tied to contractual commitments executed. The essential terms of the swap contracts were agreed to be coupled with the terms of the hedged loans and financing and lease commitments. As of December 31, 2019, our hedges included interest rate swap contracts with a notional value of R$139.7 million that we receive a variable interest rate tied to LIBOR and pay fixed interest rates. The gain in the fair value of interest rate swap of R$24.1 million was recognized in financial expenses. As of December 31, 2019, our fair value hedges included interest rate swap contracts with a notional value of R$40.9 million, which provide that we receive a fixed interest rate and pay a variable rate corresponding to a percentage of CDI Rate on the notional value. The loss in the fair value of interest rate swap of R$7.1 million was recognized in financial expenses. There was no significant ineffectiveness recognized in the year ended December 31, 2019.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in foreign exchange rates. Our exposure to the risk of changes in exchange rates refers primarily to loans and lease liabilities indexed to the U.S. dollar (net of investments in U.S. dollars), maintenance reserves and to our TAP bonds denominated in Euros. Also, slightly over half of our operating expenses are either payable in or affected by the U.S. dollar, such as aviation fuel, aircraft operating lease payments and certain flight hour maintenance contract payments. Therefore, we enter into currency forward contracts for periods with a currency exposure of up to 12 months. Additionally, as part of our international operations, we maintain offshore bank accounts in U.S. dollars that serve as natural hedges. As of December 31, 2019, we held a U.S. dollar balance of cash and cash equivalents and short-term investments of R$289.3 million, representing 134% of our next twelve-month debt service payments indexed in U.S. dollars. We have derivative financial instruments that were not designated as hedges that included forward foreign currency contracts and foreign currency options. As of December 31, 2019, we had R$225.7 million of fixed notional value in forward foreign currency contracts at a rate of R$4.0307 for US$1.00. The fair value of these contracts was a loss of R$1,135 million for the year ended December 31, 2019, which was recorded as derivative financial instruments against financial expenses.

Commodity Price Risk

The volatility of aviation fuel prices is one of the most significant market risks for airlines. For the years ended December 31, 2019, 2018 and 2017 aviation fuel accounted for 24.4%, 33.6% and 28.6%, respectively, of our operating expenses, which are linked or denominated in U.S. dollars, are volatile and cannot be predicted with any degree of certainty as they are subject to many global and geopolitical factors. For example, oil prices experienced substantial variances beginning in 2009 and through June 2018. Airlines often use WTI crude or heating oil future contracts to protect their exposure to jet fuel prices. We attempt to mitigate fuel price volatility primarily through derivative financial instruments or a fixed price agreement with BR Distribuidora.

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

COVID-19 may have an adverse effect on our operations and, given the uncertainty around the extent and timing of the potential future spread of the virus, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition.

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

The Company is monitoring the spread of COVID-19 and its potential impact in its operations. In terms of liquidity risk, as of December 31, 2019, the Company had R$2.9 billion in liquid assets consistent of cash, cash equivalents, short term investments and accounts receivable.

Sensitivity Analysis

Our sensitivity analysis measures the impact of interest rate risk, foreign currency risk, and commodity price risk on the results of operations considering two different scenarios: (i) the adverse scenario, which assumes that the relevant interest rate, foreign currency or commodity price will worsen by 25% and (ii) the remote scenario, which assumes that relevant interest rate, exchange rate or commodity price will worsen by 50%.

			As of December 31,
			2019
Risk Factor	Financial Instrument	Risk	Adverse Scenario	Remote Scenario
Financing	Interest rate	CDI, LIBOR or TJLP rate increase	(29,430)	(58,860)
Assets	Exchange rate	Euro rate decrease	(309,207)	(618,414)
Liabilities and aircraft leases	Exchange rate	U.S. dollar rate increase	(2,530,398)	(5,060,797)
Aircraft fuel	Cost per liter	WTI or Gulf Coast jet fuel	(261,317)	(582,002)

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

The depositary reimburses us for certain expenses we incur in connection with the ADR program. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. In this context, for the year ended December 31, 2019, Citibank N.A. reimbursed us approximately US$452,200.

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

For information on certain defaults under our financing agreements see “Item 5.D Trend Information.”

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2019, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on such assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

The effectiveness of our internal control over financial reporting as of December 31, 2019, has been audited by Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm who also audited our consolidated financial statements, as stated in their report included herein.

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

Ernst & Young Auditores Independentes S.S. is our independent registered public accounting firm. The table below sets forth the fees for services performed by Ernst & Young Auditores Independentes S.S. for the years ended December 31, 2019 and 2018 (including out-of-pocket expenses) and categorized by service in thousands of reais.

	Year Ended December,
	2019	2018
Audit Fees(1)	4,377	4,795
Audit-Related Fees(2)	95	1,166
Tax Fees(3)	233	—

Total	4,705	5,961

(1)

“Audit fees” in the above table are the fees billed in connection with the audit of our annual consolidated financial statements, the review of our quarterly financial information, and the statutory audits of subsidiaries.

(2)	“Audit-related fees” in the above refer to services related to issuance of comfort letters in connection with our equity offering in 2018 and agreed upon procedures in 2019.
(3)	“Tax Fees” refer to fees billed in connection with tax compliance services in 2019.

Our audit committee pre-approves all audit and non-audit services provided by our independent auditor pursuant to the Sarbanes-Oxley Act of 2002.

D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

G.	CORPORATE GOVERNANCE

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

Audit Committee. Audit committee satisfying the independence and other requirements of Exchange Act Rule 10A-3 and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	Audit Committee. We have an Audit Committee composed of three members who are elected by our board of directors and, according to our bylaws, a majority of which must be independent members. The members are appointed for a two-year term of office, being permitted reelection, with a limit of ten consecutive years in office. Upon reaching the ten consecutive year limit, members will become eligible to serve on this committee again after three years from the end of his or her last term of office. The audit committee is responsible for: (i) advising our board of directors regarding the selection of independent auditors, (ii) reviewing the scope of the audit and other services provided by our independent auditors, (iii) evaluating and monitoring related party transactions and (iv) evaluating our internal controls, among other things. All of our Audit Committee members qualify as directors under the listing rules of the Brazilian stock exchanges and at least one member of the audit committee is an audit committee “financial expert” within the meaning of the SEC rules and regulations.

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §§303A.08 & 312.03	Equity Compensation Plans. Our equity based compensation plans require shareholder approval. The grants under the plans require approvals from the Compensation Committee and our board of directors.

NYSE Standards	Our Corporate Governance Practices

Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares by at least 20% of the number of outstanding shares before such issuance require shareholder approval. §§312.03(b)-(d)	Shareholder Approval for Issuance of Securities. Issuances of securities require shareholder approval by absolute majority vote, with certain limited exceptions provided for in our bylaws.

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10	Code of Business Conduct and Ethics. Our Code of Ethics and Conduct, or the Code, last updated and approved by the Executive Committee and our board of directors on March 09. 2020, sets forth the ethical principles and standards of conduct that guide the businesses and decisions of the Company. The Code contains policies, standards, reporting procedures and other compliance procedures and established the Conduct Committee and Canal Confidencial to provide full transparency to and intensify the dissemination of the Code. The Conduct Committee is responsible for the management of the Code, ensuring its compliance and adequacy to the reality of the business environment of Azul. The Canal Confidencial consists of a direct communications platform that can be used by crewmembers to solve any doubts, obtain clarifications or file reports.

Conflicts of Interest. Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §307.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b)	Conflicts of Interest. Conflicts of interest and related party transactions are governed by the Related-Party Transactions Policy of Azul, which was approved by our board of directors in November 2017, and amended in November 2019. The policy sets forth the reporting requirements of key management, the review and oversight procedures of the legal department, the standards of evaluation and approval of related party transactions by the legal department or board of directors, including the Audit Committee and Governance Committee, as applicable, the required disclosure of certain related party transactions, and penalties for noncompliance with the policy. The policy also prohibits certain related party transactions and exempts certain other transactions from the requirements of the policy.

Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.00 & 402.04	Solicitation of Proxies. The solicitation of proxies and provision of proxy materials for the general shareholders’ meeting are governed by Brazilian Corporate Law, our bylaws and the listing agreement signed with the NYSE.

H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

See our audited consolidated financial statements beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1**	Bylaws of the Registrant (English Translation)
2.d**	Description of the Securities
2.1*

Form of Deposit Agreement among the Registrant, Citibank, N.A., as depositary, and the Owners and Holders from time to time of American Depositary Shares issued thereunder (previously filed as Exhibit 4.1 of Form F-1 (File Nº. 333-220433) as filed with the SEC on September 12, 2017, and incorporated by reference herein).

2.2*

Indenture, dated as of October  26, 2017, among Azul Investments LLP, Azul S.A., Azul Linhas Aéreas Brasileiras S.A. and U.S. Bank National Association. (previously filed as Exhibit 2.2 of Form 20-F (File Nº. 001-38049) as filed with the SEC on April 27, 2018, as incorporated by reference herein.)

4.1†*

Purchase Agreement COM0041-08, dated as of March 11, 2008, between Embraer – Empresa Brasileira de Aeronáutica S.A. and Canela Investments LLC, including Amendment Nº. 1, dated as of April  30, 2008; Amendment Nº. 2, dated as of July 31, 2008; Amendment Nº. 3, dated as of October 21, 2008; Amendment Nº. 4, dated as of August 31, 2008; Amendment Nº. 5, dated as of November  25, 2008; Amendment Nº. 6, dated as of December 12, 2008; Amendment Nº. 7, dated as of December 23, 2008, Amendment Nº. 8; dated as of March 12, 2009; Amendment Nº. 9, dated as of October  30, 2009; Amendment Nº. 10, dated as of December 21, 2009; Amendment Nº. 11, dated as of October 26, 2010; Amendment Nº. 12, dated as of September 30, 2011, Amendment Nº.  13; dated as of November 9, 2011; Amendment Nº. 14, dated as of December 1, 2011; Amendment Nº. 15, dated as of January 20, 2012; Amendment Nº. 16, dated as of May 2, 2012; Amendment Nº.  17, dated as of July 11, 2012; Amendment Nº. 18, dated as of December 28, 2012; Amendment Nº. 19, dated as of April 9, 2013, Amendment Nº. 20; dated as of May 29, 2013; Amendment Nº.  21, dated as of June 26, 2013; Amendment Nº. 22, dated as of March 13, 2014; Amendment Nº. 23, dated as of April 1, 2014, Amendment Nº. 24; dated as of April 29, 2014; Amendment Nº.  25, dated as of May 23, 2014; Amendment Nº. 26, dated as of July 30, 2014; and Amendment Nº. 27, dated as of September  24, 2015. (previously filed as Exhibit 10.1 of Pre-Effective Amendment Nº.  1 to our registration statement on Form F-1 (File Nº. 333-215908) as filed with the SEC on March 3, 2017 and incorporated by reference herein).

4.2*

Sale and Purchase Contract, dated as of December 14, 2010, between Avions de Transport Régional and Canela Investments LLC, including the Amendment Nº. 1, dated as of December 22, 2011; and Amendment Nº. 2, dated as of December 4, 2012. (previously filed as Exhibit 10.2 of Pre-Effective Amendment Nº. 1 to our registration statement on Form F-1 (File Nº. 333-215908) as filed with the SEC on March 3, 2017 and incorporated by reference herein).

Exhibit Number	Description
4.3*

First Amendment to the Investment Agreement, dated as of August 15, 2012, between Azul S.A., Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda. (including the restated version of the Investment Agreement as Exhibit I); the Second Amendment to the Investment Agreement, dated as of December 27, 2013; the Third Amendment to the Investment Agreement, dated as of October 22, 2014; the Fourth Amendment to the Investment Agreement, dated as of June 26, 2015, between Azul S.A., Trip Participações S.A., Trip Investimentos Ltda., Rio Novo Locações Ltda. and Calfinco, Inc.; and the Fifth Amendment to the Investment Agreement, dated as of August 3, 2016, between Azul S.A., Trip Participações S.A., Trip Investimentos Ltda., Rio Novo Locações Ltda., Calfinco, Inc. and Hainan Airlines Holding Co. Ltd. (previously filed as Exhibit 10.7 of Pre-Effective Amendment Nº. 1 to our registration statement on Form F-1 (File Nº. 333-215908) as filed with the SEC on March 3, 2017 and incorporated by reference herein).

4.4*

A320 NEO Purchase Agreement, dated as of October 24, 2014, between Airbus S.A.S. and Azul Finance LLC., including Amendment Nº. 1 to the A320 NEO Purchase Agreement, dated as of December 21, 2015. (previously filed as Exhibit 10.9 of Pre-Effective Amendment Nº. 1 to our registration statement on Form F-1 (File Nº. 333-215908) as filed with the SEC on March 3, 2017 and incorporated by reference herein).

4.4.1*

Amendment Nº 2 to the A320 NEO Purchase Agreement dated as of July 20, 2018; Amendment Nº 3 to the A320 NEO Purchase Agreement, dated as of July 20, 2018 (previously filed as Exhibit 4.6.1 to Form 20-F/A (File Nº. 001-38049) as filed with the SEC on July 18, 2019 and incorporated by reference herein).

4.5†*

Purchase Agreement COM0384-14, dated as of December 30, 2014, between Embraer S.A. and Azul Finance 2 LLC., including Amendment Nº. 1, dated as of September 4, 2015; Amendment Nº.  2, dated as of March 2, 2016; and Amendment Nº. 3, dated as of March 31, 2016. (previously filed as Exhibit 10.10 of Pre-Effective Amendment Nº.  1 to our registration statement on Form F-1 (File Nº. 333-215908) as filed with the SEC on March 3, 2017 and incorporated by reference herein).

4.5.1†*

Amendment Nº.  4, dated as of December 22, 2016, to the Purchase Agreement COM0384-14, dated as of December 30, 2014, between Embraer S.A. and Azul Finance 2 LLC (previously filed as Exhibit 10.13 of Form F-1 (File Nº. 333-220433) as filed with the SEC on September 12, 2017, and incorporated by reference herein).

4.6†**	Contract for Sale and Other Covenants, dated as of November 28, 2019, between Petrobras Distribuidora S.A. and Azul Linhas Aéreas Brasileiras S.A.
8.1**	List of subsidiaries of the Company
12.1**	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

(*)	Previously filed.
(**)	Filed herewith.
†	Certain identified confidential information has been redacted from this exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

AZUL S.A.

By:	/s/ John Peter Rodgerson
Name:	John Peter Rodgerson
Title:	Chief Executive Officer

By:	/s/ Alexandre Wagner Malfitani
Name:	Alexandre Wagner Malfitani
Title:	Chief Financial Officer

Dated: April 30, 2020

Consolidated Financial Statements

Azul S.A.

December 31, 2019, 2018 and 2017

with Registered Public Accounting Firm

Consolidated financial statements

December 31, 2019, 2018 and 2017

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Azul S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Azul S.A. (the “Company”) as of December 31, 2019, 2018 and 2017, the related consolidated statements of net income (loss), other comprehensive income (loss), changes in equity, and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board—IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 30, 2020 expressed an unqualified opinion thereon.

Adoption of IFRS 16

As discussed in Note 3.19 to the consolidated financial statements, the Company changed its method of accounting for leases in 2019, due to the adoption of IFRS 16 – Leases, using the full retrospective method of adoption. As explained below, auditing the Company’s leases accounting method change was a critical audit matter.

Basis for Opinion

These financial statements are the responsibility of the Company‘s Management. Our responsibility is to express an opinion on the Company‘s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Maintenance Reserve Deposits
Description of the Matter

At December 31, 2019, the balance of maintenance reserve deposits totaled R$1.4 billion. As explained in Note 3.11.b under the terms of lease agreements with aircraft lessors, the Company is contractually committed to maintain or reimburse the lessor based on the actual condition of the airframe, engines and limited life parts.

The recoverability of those deposits is assessed by Management based on the amounts that are expected to be reimbursed at the time of the next maintenance event, as disclosed in Note 13 to the consolidated financial statements. Amounts determined as non-recoverable are recognized as expenses in the statement of net income (loss).

Auditing the recoverable maintenance deposits is specially challenging due to the degree of judgment required in estimating the expected maintenance cost to be incurred and the applicable expected utilization of the aircraft.

How We Addressed the Matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over maintenance reserves. For example, we tested controls over the Company´s analysis of maintenance reserve recoverability, reconciliation of its balance to the accounting records, as well as related review controls.

To test the recoverability of the maintenance reserve deposits our audit procedures included, among others, confirming the balance of the maintenance reserve deposit for each individual contract with each respective lessor; tracing elements of actual maintenance cost incurred to supporting documentation and comparing that information with the Company’s estimation of expected maintenance costs; evaluating the Company analysis of the recoverability of the maintenance reserve, which considers the recoverability for each deposit item and lessor; comparing relevant inputs in the Company´s estimate to contractual agreements with the lessors. We also evaluated the financial statements disclosures included in Notes 3.11.b and 13.

Fair Value of Convertible Bond Option
Description of the Matter

In 2016, the Company acquired bonds with the option to convert them into equity securities issued by TAP—Transportes Aéreos Portugueses SGPS S.A. (“TAP”). The fair value of this option was recognized in long-term investments. At December 31, 2019, the fair value of the bonds is R$ 1.2 billion, as disclosed in Note 24.

Auditing the fair value of that financial asset was specially challenging due to the level of judgment involved in the calculation of the fair value of the conversion feature within the bond, which is sensitive to several assumptions about future market conditions and future TAP’s performance, such as discount rates, market volatility, revenue growth rates and operating margin.

How We Addressed the Matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the estimation process of the fair value of the convertible bond option. For example, we tested the controls around the obtention of market inputs and the selection of the valuation model used by the Company. To test the fair value of the convertible bond option, our audit procedures included, among others, evaluating the assumptions underlying the fair value calculation prepared by Management; assessing the reasons for any changes in underlying assumptions and evaluating the adequacy of the valuation model used by Management, with the assistance of our valuation specialists. We also evaluated the financial statements disclosures included in Notes 24 and 12(h)(ii).

Leases – Adoption of IFRS 16
Description of the Matter

As discussed above and in Notes 3.7.1, 3.19 and 14 to the consolidated financial statements as at December 31, 2019, the Company adopted IFRS 16—Leases on January 1, 2019, applying the full retrospective method of adoption. Consequently, the comparative periods were restated and the accumulated effect of the initial adoption on January 1, 2017 was recorded in accumulated losses in equity. The IFRS 16 adoption resulted in the recognition of right-of-use assets, lease liabilities and accumulated losses in the statement of financial position as at January 1, 2017, among other impacts, described in Note 3.19.

Auditing certain aspects of the adoption of IFRS 16 was complex and challenging to audit, due to the significant amounts involved and judgment used by Management in the determination of the discount rate of the lease contracts, which is a key factor to determine the right-of-use assets and lease liabilities.

How We Addressed the Matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over leases. For example, we tested the controls around the identification of leases, the calculation of the right-of-use assets and lease liabilities, as well as related review controls.

To test the Company´s adoption of IFRS 16, our audit procedures included, among others, testing the completeness of the lease population; testing the accuracy of lease contract terms used by Management in their computations; evaluating the lease classification and involving of our valuation specialists to assist us in evaluating the discount rate used by Management. We also evaluated the financial statements disclosures included in Notes 3.7.1, 3.19 and 14.

Aircraft Impairment
Description of the Matter

As detailed in Note 1, in the year ended December 31, 2019, the Company recorded an impairment loss in the amount of R$2,032,307 thousand related to aircraft Embraer E195 which will be replaced by next-generation E2 aircraft, and a provision for onerous contracts in the amount of R$ 797,591 thousand. The methodology and technique used to determine the recoverable value of the E195 aircraft were based on the discounted cash flow of each aircraft, for which assumptions were made by Management that involved a high degree of judgement, mainly with respect to inflow and outflow of future cash flows and discount rate.

Auditing the impairment of those aircraft was specially challenging due to the uncertainties inherent to the estimation of their recoverable value, that required the use by Management of judgment in the assumptions behind its calculation. Changes in events and conditions affecting these assumptions may give rise to a significant impact to the Company’s financial statements.

How We Addressed the Matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over impairment assessment. For example, we tested controls around the inputs and the main assumptions used by the Company and in the computation of cash flow estimates.

To test the impairment of those aircraft our audit procedures included, among others, evaluating the methodologies and techniques used by Management; assessing the assumptions that supported the cash flow projections of the aircraft, including their consistency with contracts terms and projected costs; testing the underlaying data used in the determination of recoverable value and evaluating the discount rate used by Management with the assistance of our valuation specialists. We also evaluated the financial statements disclosures included in Note 1.

Passenger Revenue
Description of the Matter

As disclosed in Note 3.16, flight revenue is recognized upon effective rendering of the transportation service. Tickets sold and not used, corresponding to advanced ticket sales, are recorded in current liabilities (air traffic liability) and are recognized when used, on an accrual basis. The Company estimates the value of future refunds and exchanges, net of forfeitures for all unused tickets, once the flight date has already passed. These estimates are based on historical data and experience from past events.

Auditing passenger revenue was complex due to the significant amounts involved, high volume of transactions and judgment involved in certain aspects of the recognition of revenue, such as the expectation of expiration of unused tickets (breakage), which is based on historical data, a key input for breakage recognition.

How We Addressed the Matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over passenger revenue. For example, we tested controls around the ticket expiration historical data included in Management estimation.

To test passenger revenue our audit procedures included, among others, inspecting manual journal entries included in the revenue accounts; observing passengers effectively boarding the flights and tracing the related tickets to the accounting records; comparing breakage rates with historical data; analyzing breakage rate trends over the years and recalculating revenue amounts recognized for unused tickets (breakage). We also evaluated the financial statements disclosures included in Notes 3.16 and 25.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

We have served as the Company’s auditor since 2009.

São Paulo, Brazil

April 30, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Azul S.A.

Opinion on Internal Control over Financial Reporting

We have audited Azul S.A.’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Azul S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2019, 2018 and 2017, and the related consolidated statements of net income (loss), other comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated April 30, 2020 expressed an unqualified opinion thereon.

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

/s/ ERNST & YOUNG

Auditores Independentes S.S.

São Paulo, Brazil

April 30, 2020

Azul S.A.

Consolidated statements of financial position

As of December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais)

	December 31,
	2019	2018 (Restated)	2017 (Restated)
Assets
Current assets
Cash and cash equivalents (Note 6)	1,647,880	1,169,136	762,319
Short-term investments (Note 7)	62,009	517,423	1,036,148
Restricted investments	—	—	8,808
Trade and other receivables (Note 8)	1,165,866	1,069,056	914,428
Aircraft sublease receivables (Note 9)	75,052	73,671	57,768
Inventories (Note 10)	260,865	200,145	150,393
Assets held for sale (Note 14)	51,850	—	—
Security deposits and maintenance reserves (Note 13)	258,212	144,192	130,112
Taxes recoverable	139,668	283,841	112,891
Derivative financial instruments (Note 24)	168,148	6,654	10,345
Prepaid expenses (Note 11)	139,403	115,453	82,656
Other current assets	169,778	110,623	198,807

Total current assets	4,138,731	3,690,194	3,464,675

Non-current assets
Long-term investments (Note 24)	1,397,699	1,287,781	835,957
Aircraft sublease receivables (Note 9)	204,452	288,067	308,824
Security deposits and maintenance reserves (Note 13)	1,393,321	1,402,528	1,129,015
Derivative financial instruments (Note 24)	657,776	588,726	410,477
Prepaid expenses (Note 11)	22,216	21,683	4,472
Taxes recoverable	244,601	—	—
Other non-current assets	497,567	397,398	169,816
Right-of-use – lease (Note 14)	7,087,412	4,926,326	4,377,725
Right-of-use – aircraft maintenance (Note 14)	497,391	632,900	374,384
Property and equipment (Note 14)	1,968,840	1,842,239	1,880,771
Intangible assets (Note 15)	1,087,484	1,016,556	961,000

Total non-current assets	15,058,759	12,404,204	10,452,441

Total assets	19,197,490	16,094,398	13,917,116

	December 31,
	2019	2018 (Restated)	2017 (Restated)
Liabilities and equity
Current liabilities
Loans and financing (Note 17)	481,227	158,813	419,198
Lease liabilities (Note 18)	1,585,233	1,237,909	914,600
Accounts payable (Note 19)	1,376,850	1,287,661	971,750
Accounts payable – Supplier finance (Note 19)	249,727	162,778	—
Air traffic liability (Note 20)	2,094,254	1,672,452	1,287,434
Salaries, wages and benefits	357,571	244,008	246,336
Insurance premiums payable	49,938	34,999	24,411
Taxes payable	49,060	56,999	44,418
Federal tax installment payment program	13,480	9,749	9,772
Derivative financial instruments (Note 24)	81,196	180,975	48,522
Provisions (Note 21)	323,441	36,083	—
Other current liabilities	200,043	193,492	151,696

Total current liabilities	6,862,020	5,275,918	4,118,137

Non-current liabilities
Loans and financing (Note 17)	3,036,929	2,597,313	2,159,241
Lease liabilities (Note 18)	10,521,388	7,681,837	6,428,893
Derivative financial instruments (Note 24)	228,994	260,019	378,415
Deferred income taxes (Note 16)	242,516	293,211	142,102
Federal tax installment payment program	119,300	95,705	105,431
Provisions (Note 21)	1,489,911	713,941	553,155
Other non-current liabilities	215,606	326,492	422,713

Total non-current liabilities	15,854,644	11,968,518	10,189,950

Equity
Issued capital (Note 22)	2,243,215	2,209,415	2,163,377
Capital reserve	1,928,830	1,918,373	1,898,926
Treasury shares (Note 22)	(15,565)	(10,550)	(2,745)
Other comprehensive loss (Note 22)	(159,261)	(153,969)	(14,688)
Accumulated losses	(7,516,393)	(5,113,307)	(4,435,841)

	(3,519,174)	(1,150,038)	(390,971)

Total liabilities and equity	19,197,490	16,094,398	13,917,116

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Consolidated statements of net income (loss)

Year ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except income (loss) per share)

	Year ended December 31,
	2019	2018 (Restated)	2017 (Restated)
Operating revenue (Note 25)
Passenger revenue	10,907,889	8,670,132	6,695,340
Cargo and other revenue	534,428	386,932	1,009,491

Total revenue	11,442,317	9,057,064	7,704,831

Operating expenses
Aircraft fuel	(3,085,603)	(2,644,261)	(1,848,195)
Salaries, wages and benefits	(1,868,402)	(1,413,017)	(1,296,166)
Landing fees	(724,971)	(592,100)	(490,569)
Traffic and customer servicing	(476,481)	(395,394)	(357,841)
Sales and marketing	(444,079)	(368,663)	(309,540)
Maintenance materials and repairs	(354,105)	(250,105)	(484,156)
Depreciation and amortization (*)	(3,670,884)	(1,284,050)	(1,063,378)
Other operating expenses, net (*)	(2,013,192)	(915,850)	(612,194)
	(12,637,717)	(7,863,440)	(6,462,039)

Operating income (loss)	(1,195,400)	1,193,624	1,242,792

Financial result (Note 26)
Financial income	72,071	74,522	128,272
Financial expense	(1,329,524)	(1,094,828)	(1,078,598)
Derivative financial instruments, net	325,452	298,094	(90,171)
Foreign currency exchange, net	(391,905)	(1,306,063)	34,859
	(1,323,906)	(2,028,275)	(1,005,638)

Result from related parties transactions, net	(16,959)	381,725	176,975

Net income (loss) before income tax and social contribution	(2,536,265)	(452,926)	414,129

Income tax and social contribution (Note 16)	(2,228)	(11,224)	2,875
Deferred income tax and social contribution (Note 16)	135,407	(171,581)	7,509

Net income (loss)	(2,403,086)	(635,731)	424,513

Basic net income (loss) per common share - R$ (Note 23)	(0.09)	(0.03)	0.02
Diluted net income (loss) per common share - R$ (Note 23)	(0.09)	(0.03)	0.02
Basic net income (loss) per preferred share - R$ (Note 23)	(7.05)	(1.88)	1.35
Diluted net income (loss) per preferred share - R$ (Note 23)	(7.05)	(1.88)	1.32

(*)	Includes non recurring items consisting of impairment chage and one time costs related to the sublease of 53 E195 totalling R$2,873,157 (Note 1).

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Consolidated statements of other comprehensive income (loss)

Year ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais)

	December 31,
	2019	2018 (Restated)	2017 (Restated)
Net income (loss)	(2,403,086)	(635,731)	424,513
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Changes in fair value of cash flow hedges, net of tax	(5,292)	(139,281)	31,309

Total comprehensive income (loss)	(2,408,378)	(775,012)	455,822

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Consolidated statements of changes in equity

Year ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais)

	Issued capital	Capital Reserve	Treasury shares	Cash flow hedge reserve	Accumulated losses	Total
December 31, 2016	1,488,601	1,290,966	—	(33,785)	(1,743,795)	1,001,987
Impact of adoption of IFRS 16 (Note 3)	—	—	—	(12,212)	(3,116,559)	(3,128,771)

January 1, 2017	1,488,601	1,290,966	—	(45,997)	(4,860,354)	(2,126,784)

Profit for the period	—	—	—	—	424,513	424,513
Other comprehensive income	—	—	—	31,309	—	31,309

Total comprehensive income	—	—	—	31,309	424,513	455,822
Issued capital (Note 22)	661,500	646,479	—	—	—	1,307,979
Issuance of shares due exercise of stock options (Note 22)	13,276	4,623	—	—	—	17,899
Share issuance costs (Note 22)	—	(71,283)	—	—	—	(71,283)
Treasury shares, net (Note 22)	—	—	(2,745)	—	—	(2,745)
Share-based payment expense (Note 28)	—	28,141	—	—	—	28,141

December 31, 2017	2,163,377	1,898,926	(2,745)	(14,688)	(4,435,841)	(390,971)

Impact of adoption of IFRS 9 (*)	—	—	—	—	(416)	(416)
Impact of adoption of IFRS 15 (**)	—	—	—	—	(41,319)	(41,319)

January 1, 2018	2,163,377	1,898,926	(2,745)	(14,688)	(4,477,576)	(432,706)
Loss for the period	—	—	—	—	(635,731)	(635,731)
Other comprehensive income	—	—	—	(139,281)	—	(139,281)

Total comprehensive income	—	—	—	(139,281)	(635,731)	(775,012)
Issuance of shares due exercise of stock options (Note 22)	46,038	1,596	—	—	—	47,634
Treasury shares, net (Note 22)	—	—	(7,805)	—	—	(7,805)
Share-based payment expense (Note 28)	—	17,851	—	—	—	17,851

December 31, 2018	2,209,415	1,918,373	(10,550)	(153,969)	(5,113,307)	(1,150,038)

Loss for the period	—	—	—	—	(2,403,086)	(2,403,086)
Other comprehensive income	—	—	—	(5,292)	—	(5,292)

Total comprehensive income	—	—	—	(5,292)	(2,403,086)	(2,408,378)
Issuance of shares due exercise of stock options (Note 22)	33,800	3,967	—	—	—	37,767
Treasury shares, net (Note 22)	—	—	(5,015)	—	—	(5,015)
Share-based payment expense (Note 28)	—	6,490	—	—	—	6,490

December 31, 2019	2,243,215	1,928,830	(15,565)	(159,261)	(7,516,393)	(3,519,174)

(*)	The Company applied, for the first time, IFRS 9 in 2018, opting not to present comparative information showing retrospectively the results from the adoption of IFRS 9.
(**)	The Company applied IFRS 15 for the first time in 2018, using the modified retrospective adoption method.

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Consolidated statements of cash flows

Year ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais)

	For the year ended December 31,
	2019	2018 (Restated)	2017 (Restated)
Cash flows from operating activities
Net income (loss) for the period	(2,403,086)	(635,731)	424,513
Adjustments to reconcile net loss to cash flows provided by (used in) operating activities
Depreciation, amortization and impairment	3,670,884	1,284,050	1,063,378
Unrealized hedge results	(367,753)	(298,799)	(9,287)
Share-based payment expenses	17,239	17,851	28,141
Exchange (gain) and losses on assets and liabilities denominated in foreign currency	448,901	1,243,882	(37,991)
Interest (income) and expenses on assets and liabilities	1,082,256	866,895	776,470
Related parties	(3,241)	76,949	(73,241)
Deferred income tax and social contribution	(135,407)	171,581	(7,509)
Allowance for doubtful accounts	1,993	5,168	1,586
Provision for inventory	17,791	3,259	(6,218)
Provisions	897,831	70,439	78,469
Loss (profit) on sale of property and equipment and de-recognition of lease contracts	106,914	246,069	(33,168)
Changes in operating assets and liabilities
Trade and other receivables	(98,803)	(160,427)	(242,739)
Sublease receivables	66,899	4,854	46,859
Inventories	(78,511)	(53,011)	(37,073)
Security deposits and maintenance reserves	(49,431)	(65,030)	(168,940)
Prepaid expenses	(24,483)	(50,475)	(9,979)
Recoverable taxes	(15,718)	(170,950)	(68,403)
Other assets	(103,233)	(210,302)	(101,696)
Derivatives	(2,412)	(373,831)	(157,353)
Accounts payable	87,636	245,785	(95,097)
Accounts payable - Supplier finance	86,949	162,778	—
Salaries, wages and employee benefits	113,563	(2,328)	59,862
Insurance premiums payable	14,939	10,588	147
Taxes payable	(8,417)	12,581	(20,412)
Federal installment payment program	27,326	(8,722)	116,316
Air traffic liability	421,802	322,410	338,074
Provision taxes, civil and labor risks	(93,718)	(62,653)	(81,624)
Other liabilities	(112,578)	(42,680)	52,332
Interest paid	(969,061)	(845,297)	(821,173)
Income tax and social contribution paid	(2,434)	—	—

Net cash provided by operating activities	2,594,637	1,764,903	1,014,244

Cash flows from investing activities
Short-term investment
Acquisition of short-term investments	(1,355,455)	(2,843,002)	(3,673,743)
Disposal of short-term investments	1,816,862	3,387,015	3,044,183
Loan granted to third parties	(51,028)	—
Disposal of long-term investments	(96,161)	—	1,122
Restricted investments, net	—	5,635	120,925
Proceeds from sale of property and equipment	59,381	363,157	177,316
Acquisition of intangibles	(132,454)	(100,204)	(56,148)
Acquisition of property and equipment	(1,427,965)	(1,086,442)	(695,032)

Net cash used in investing activities	(1,186,820)	(273,841)	(1,081,377)

Cash flows from financing activities
Debentures
Proceeds	—	700,000	200,000
Repayment	(64,345)	(168,098)	(1,153,230)
Loans and financing
Proceeds	592,312	98,940	1,710,650
Repayment	(109,959)	(747,231)	(942,288)
Lease repayment	(1,372,701)	(1,082,239)	(795,010)
Proceeds from sale and leaseback	16,276	11,889	39,461
Issuance of shares due exercise of stock options	37,767	47,634	17,899
Treasury shares	(12,853)	(12,179)	(2,745)
Redemption of preferred shares	—	—	(44,655)
Issued capital, net of issued cost	—	—	1,213,373
Net cash used in by financing activities	(913,503)	(1,151,284)	243,455

Exchange gain (loss) on cash and cash equivalents	(15,570)	67,039	36,833

Net increase (decrease) in cash and cash equivalents	478,744	406,817	213,155

Cash and cash equivalents at the beginning of the period	1,169,136	762,319	549,164

Cash and cash equivalents at the end of the period	1,647,880	1,169,136	762,319

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

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

The Company’s shares are traded on the BM&FBOVESPA and American Depositary Share (“ADS”) on the New York Stock Exchange (“NYSE”).

The consolidated financial statements are comprised of the individual financial statements of the entities as presented below:

			% equity interest
Entities	Main activities	Country of incorporation	December 31, 2019	December 31, 2018
Azul Linhas Aéreas Brasileiras S.A. (ALAB)	Airline operations	Brazil	100.0%	100.0%
Azul Finance LLC (a)	Aircraft financing	United States	100.0%	100.0%
Azul Finance 2 LLC (a)	Aircraft financing	United States	100.0%	100.0%
Blue Sabiá LLC (a)	Aircraft financing	United States	100.0%	100.0%
ATS Viagens e Turismo Ltda. (a)	Package holidays	Brazil	99.9%	99.9%
Azul SOL LLC (a)	Aircraft financing	United States	100.0%	100.0%
Azul Investment LLP (a)	Group financing	United States	100.0%	100.0%
Fundo Garoupa (b)	Exclusive investment fund	Brazil	100.0%	100.0%
Fundo Safira (a)	Exclusive investment fund	Brazil	100.0%	100.0%
Canela Investments LLC (Canela) (a) (c)	Aircraft financing	United States	100.0%	100.0%
Canela 336 LLC (d) (h)	Aircraft financing	United States	—	100.0%
Canela 407 LLC (d)	Aircraft financing	United States	100.0%	100.0%
Canela 429 LLC (d)	Aircraft financing	United States	100.0%	100.0%
Canela Turbo Three LLC (d)	Aircraft financing	United States	100.0%	100.0%
Daraland S.A. (a)	Holding	Uruguay	100.0%	100.0%
Encenta S.A. (Azul Uruguai) (e)	Airline operations	Uruguay	100.0%	100.0%
TudoAzul S.A.	Loyalty programs	Brazil	100.0%	100.0%
Cruzeiro Participações S.A	Participation in others societies	Brazil	99.9%	99.9%
Global AzulAirProjects, SGPS, S.A. (Global) (g)	Participation in others societies	Portugal	45.45%	—

(a)	Azul’s investment is held indirectly through ALAB.
(b)	Azul’s investment is held 4% directly and 96% through ALAB.
(c)	Transfer of ownership from Azul to ALAB on December 1, 2017.
(d)	ALAB’s investments are held indirectly through Canela.
(e)	Investments are held indirectly through Daraland.
(f)	Subsidiary incorporated on February 6, 2018.
(g)	The shares held by HACAIL were transferred to Global on July 1, 2019.
(h)	Subsidiary ended August 15, 2019

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

As of December 31, 2019, the Company had a negative equity of R$3,519,174 (December 31, 2018 - R$1,150,038) and net current liabilities of R$2,723,289 (December 31, 2018 - R$1,519,560). The changes are mainly due to:

•	Full retrospective adoption of IFRS 16 - Leases, with an impact of R$4,313,738 as of December 31, 2018 in total equity.

•

The impairment of 53 Embraer E195 aircraft and associated assets, due to the acceleration of the transformation of the Company’s fleet, with a negative impact of R$2,873,157 in statement of income (loss) in the year ended December 31, 2019.

As a result of the COVID-19 global pandemic which is affecting the economy on a global scale, the Company has implemented a number of measures to reduce costs to reflect the slowdown in the Brazilian economy while preserving its cash position, including:

i)	capacity adjustments by reducing total capacity by over 90% compared to plan;

ii)

fixed costs reduction through a 50% pay cut for executive officers and directors and a 25% salary reduction for managers and the launch of a successful leave of absence program with adhesion of over 10,000 crewmembers;

iii)	suspension of aircraft deliveries during 2020; and

iv)

active management of all areas of working capital, elimination of non-critical capital expenditures, renegotiation of payment terms with all commercial partners and the discussion of new credit facilities with financial institutions, in particular with the Brazilian Development Bank (BNDES), who announced a support package worth R$10 billion in credit lines for the Brazilian airline sector.

The Company anticipates that these initiatives to obtain additional sources of liquidity, along with measures to contain operational expenses and non-essential capital expenditures outflows, will provide resources to endure a prolonged downturn in demand. Management constantly evaluates the profitability of its operations and its financial position, acting in a solid and timely manner to adapt to the evolving circumstances triggered by governmental regulations and market dynamics in the face of the COVID-19 pandemic.

Acceleration of fleet transformation

In 2019, management approved the Embraer E195 phase-out plan, including the sublease of 53 E195 aircraft, following Azul’s strategy to accelerate the replacement of its entire domestic fleet of E195 jets with larger, next-generation E2 aircraft that are more fuel-efficient due to new engine technology. This change to the intended use of the aircraft has triggered an impairment review.

A non-financial asset is impaired if its carrying amount exceeds its recoverable amount.

Under IFRS 16, Azul capitalizes the right-of-use of all aircraft previously held under operating leases and depreciates the asset on a straight-line basis over the life of the underlying lease contract or the component useful economic life, whichever is shorter.

Azul applied the full retrospective transition approach on January 1, 2019, under which the comparative information from prior periods was restated. Upon transition, Azul recognized a right-of-use asset representing its right to use the underlying asset and a corresponding lease liability that were initially measured at the present value of the future lease payments recognized at the historical dollar exchange rate and discount rate. The lease liability is updated at each reporting period to reflect the current exchange rate, whilst the right-of-use carrying value remains at historical rates, in accordance with IAS 21 – The effects of changes in foreign exchange rates.

Recoverable amount is the higher of value in use and fair value less costs of disposal. The value in use of the E195 aircraft and related parts and equipment affected by the acceleration plan was determined using cash flow projections from the phase-out plan approved by senior management covering a seven-year period. The main assumptions used in the analysis included:

•	Revenue from sublease contracts

•	Delivery and ongoing maintenance costs

•	Salvage value for finance lease and owned aircraft at the end of the sublease contracts

•	Exchange rate of R$4.004/US$1.00

•	US Dollar pre-tax discount rate of 10.6%

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

The fair value less cost to sell of the E195 fleet was determined using third party valuations and considering specific circumstances of the fleet such as aircraft age, maintenance requirements and condition resulting in a Level 3 classification in the fair value hierarchy.

As a result of the impairment analysis, the Company recorded an impairment of non current assets and right-of-use assets of R$2,032,207 recognized in “Depreciation, Amortization and Impairment”. In addition in accordance with IAS 36, an impairment charge is not fully allocated if the assets do not have sufficient book value to absorb the charge in its entirety. Consequently, for this portion not absorbed, an additional net cash provision for onerous contract totaling R$797,591 was recognized in “Other expenses” in the statements of net income (loss), with a corresponding entry to “Provisions” in the balance sheet.

Furthermore, additional assets and liabilities were adjusted to reflect the impact of the accelerated fleet transformation plan including: i) R$91,826 write-off of prepayments and maintenance reserves not expected to be recoverable; ii) R$27,999 provision against inventory parts; iii) R$76,466 reversal of sale and leaseback accrued gains since the carrying value of the aircraft was reduced to its recoverable value.

The total impact of the impairment considering the related provisions and write-offs was R$54,211 per aircraft.

TwoFlex Acquisition

On February 21, 2020, our wholly-owned subsidiary, Azul Linhas Aéreas Brasileiras, and Two Taxi Aereo, “TwoFlex”, announced that they have entered into a certain Quota Purchase Agreement under which we agreed to acquire the Brazilian regional carrier TwoFlex for the total purchase price of R$123 million. TwoFlex is a domestic airline based in Jundiaĺ, Brazil, founded in 2013 and offers regular passenger and cargo service to 39 destinations in Brazil, of which only three regional destinations are currently being served by Azul. TwoFlex also holds 14 daily departure and arrival slots on the auxiliary runway of Congonhas, São Paulo’s downtown airport. Congonhas is a particularly coveted airport because of its proximity to São Paulo’s business districts. Currently, our two larger competitors, Gol and LATAM, control most of the flights in Congonhas. TwoFlex’s fleet is composed of 17 owned Cessna Caravan aircraft, a regional turboprop with a capacity of nine passengers. On March 27, 2020, the Brazilian Administrative Council for Economic Defense (CADE – Conselho Administrativo de Defesa Econômica) approved the acquisition without imposing further obligations for the parties. The parties are working towards the closing of the transaction, which we expect to occur in the near future.

2.	Basis of preparation of financial statements

The consolidated financial statements of the Company for the years ended December 31, 2019, 2018 and 2017, were authorized for issuance by the executive board of directors on April 30, 2020.

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

The Company has adopted all standards and interpretations issued by the IASB and the IFRS Interpretations Committee that were in effect on December 31, 2019.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

3.	Significant accounting policies

3.1.	Basis for consolidation

The consolidated financial statements comprise the financial statements of Azul and its subsidiaries as of December 31, 2019. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if and only if the Company has:

•	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)

•	Exposure, or rights, to variable returns from its involvement with the investee, and

•	The ability to use its power over the investee to affect its returns.

The Company re-assesses whether or not it controls an investee when facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when assets, liabilities, income and expenses of a subsidiary acquired during the year are included in the statements of net income (loss) from the date the Company gains control, and ceases on the date the Company loses control of the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries to align their accounting policies with those of the Company. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

3.2.	Cash and cash equivalents

Cash and cash equivalents are held in order to meet short-term cash commitments and not for investment or other purposes. The Company considers as cash equivalents deposits or instruments which are readily convertible into a known cash amount and subject to an insignificant risk of change in value. The Company considers as cash equivalents instruments with original maturities of less than three months.

3.3	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

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

Classification of financial instruments

Under IFRS 9, classification and measurement of financial instruments is based on the business model of the Company to manage financial assets and on the contractual cash flow characteristics of the financial assets.

Financial assets are classified in three categories:

(i)    measured at amortized cost,

(ii)    measured at fair value through other comprehensive income, and

(iii)    measured at fair value through profit or loss

For a financial asset to be classified and measured at amortized cost or at fair value through other comprehensive income, it needs to give rise to cash flows that are “exclusively principal and interest payments” (also referred to as the “SPPI” test) on the principal amount outstanding. This evaluation is performed at instrument level.

The Company’s business model for managing financial assets refers to how it manages its financial assets to generate cash flows. The business model determines whether cash flows will result from the collection of contractual cash flows, the sale of financial assets or both.

Purchases or sales of financial assets that require the delivery of assets within a period established by regulation or convention in the market (regular negotiations) are recognized on the trade date, that is, the date on which the Company undertakes to buy or sell the asset.

Business model assessment

The business model assessment requires classification of the asset in one of the business models defined by IFRS 9. The business models reflect how the Company manages the financial asset in order to generate cash flows on the basis of scenarios that the Company reasonably expects to occur. In order to perform the business model assessment, the Company has grouped financial assets in portfolios of assets that are managed together.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

Management Objective	Measurement
Collect contractual payments over the life of the instrument	Amortized cost
Collecting contractual cash flows and selling financial assets	Fair value through other comprehensive income
Held for trading or measured in a fair value basis	Fair value through profit or loss

Contractual cash flow characteristics assessment

The contractual cash flow characteristic assessment requires to determine whether the contractual cash flows of the assets consists solely of payment of principal or interest on the principal amount outstanding “SPPI”. When the asset cash flows is SPPI, it will be subsequently measured following the result of the business model assessment. However when the asset cash flows is not SPPI, it will be measured at fair value through profit or loss irrespective of the result of the business model assessment.

Subsequent measurement of the financial assets of the Company

The criteria for subsequent measurement of the financial assets of the Company is presented below:

•

At amortized cost – Financial assets at amortised cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired;

Financial assets at amortised cost includes: restricted investments, trade and other receivables other than credit card receivables, receivables from related parties, security deposits and maintenance reserves;

•

At fair value through other comprehensive income (OCI) – For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognised in the statement of profit or loss and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in OCI. Upon derecognition, the cumulative fair value change recognised in OCI is recycled to profit or loss;

•

At fair value thorough profit of loss – Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortised cost or at fair value through OCI, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

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

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

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

All non-derivative financial liabilities of the Company at the reporting date are measured at amortized cost and consists of loans and financings and accounts payable, except for those designated as hedge item in a fair value hedge (Note 24).

3.3.3. Financial instruments and hedge accounting– Initial recognition and subsequent measurement

Initial recognition and subsequent measurement

The Company uses financial instruments, such as currency forward contracts options and NDF to hedge itself against the currency risk, heating oil swaps to hedge the fuel price risk and interest rate swaps to hedge against the interest risk. Financial instruments not designated as hedge instruments are recognized initially at fair value on the date when the derivative contract is entered into and are subsequently remeasured at fair value. The accounting for subsequent changes in fair value to derivatives that are hedge instruments in a hedge accounting depends of the nature of the item being hedged and the type of hedge relationship designated. Derivatives are presented as financial assets when the instrument’s fair value is positive and as financial liabilities when fair value is negative.

Any gains or losses from changes in the fair value of derivatives not designated to hedge accounting during the year are recorded directly in profit or loss. The accounting treatments for derivatives designated as hedge instruments are presented in the next topic.

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

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

On inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting, as well as the Company’s objective and risk management strategy for undertaking the hedge. The documentation includes identification of the hedge instrument and item or transaction being hedged, the nature of the risk being hedged and risks excluded, and effectiveness assessment approach using prospect basis proving the existence of economic relationship between the hedged item and hedge instrument, that credit risk does not dominate the value changes that results from that economic relationship and how the hedge ratio is determined, including possible sources of ineffectiveness by performing a qualitative (when the critical terms of hedged item and hedge instrument match or are closely aligned – as nominal amount, maturity and underlying) or quantitative.

Hedges that meet the criteria for hedge accounting are accounted for as follows:

Fair value hedge

The gain or loss resulting from changes in fair value of a hedge instrument (for derivative hedge instrument) or the foreign exchange component of its carrying amount is recognized in profit or loss or other comprehensive income, if the hedging instruments hedges an equity instrument for which the Company has elected to present changes in fair value in other comprehensive income. The gain or loss on the hedged item shall adjust the carrying amount of the hedged item (for on-balance item) and be recognized in profit of loss.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in profit or loss.

When an unrecognized firm sales commitment is designated as a hedged item in a hedge relationship, the change in fair value of the firm sales commitment attributable to the hedge risk is recognized as a financial asset or as a financial liability, with the recognition of a corresponding gain or loss in the statements of net income (loss). The accumulated balance in the statement of financial position resulting from successive changes in fair value of the firm sales commitment attributable to the hedged risk will be transferred to the balance of the hedged item upon its recognition (recognition of balance is either of accounts payable or accounts receivable).

The Company holds interest rate swaps to hedge against its exposure to changes in fair value of some of its aircraft financing (Note 24).

Cash flow hedge

The effective portion of a gain or loss from the hedge instrument is recognized directly in other comprehensive income. When the hedge ratio is not aligned, giving rise to ineffectiveness, but the risk management strategy is the same, the Company shall rebalance the hedge ratio in order to meet the hedge effectiveness requirements.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

Any gain or loss remaining from the hedge instrument (as result of the rebalancing) is deemed an ineffectiveness and shall be recorded in profit or loss.

The amounts recorded in other comprehensive loss are transferred to the statement of net income (loss) in tandem with the hedged transaction impact on profit or loss. For example, when a forecasted sale occurs or when the income or expense being hedged is recognized. When the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recorded as other comprehensive loss are transferred to initial carrying amount of the non-financial assets or liability.

The Company shall discontinue hedge accounting prospectively only when the hedging relationship ceases to meet the qualifying criteria (after taking into account any rebalancing of the hedging relationship).

If the occurrence of the forecast transaction or firm commitment is no longer likely, the amounts previously recognized in other comprehensive loss are transferred to the statement of net income (loss). If the hedge instrument expires or is sold, terminated, exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in comprehensive loss remains deferred in other comprehensive loss until the forecast transaction or firm commitment affects profit or loss.

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

•

When the Company expects to maintain a derivative as an economic hedge (and to not apply hedge accounting) for a period exceeding 12 months after the statement of financial position date, the derivative is classified as non-current (or segregated into current and non-current portions), consistent with the classification of the underlying item.

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

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

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

When an existing financial liability is replaced by another from the same lender with substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability, with the difference in the corresponding book values recognized in the statements of net income (loss).

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

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

3.3.6.	Impairment of financial assets

The Company recognizes an allowance for losses on financial assets for expected credit losses in line of IFRS 9 requirements.

Trade receivables and contract assets

The Company uses the simplified approach allowed by IFRS 9 to estimate the allowance for losses on trade receivables.

Under the simplified approach, the Company estimates expected credit losses over the life of the receivables at the reporting date (which in all cases have a contractual life shorter than 12 months) since they result from transactions with customers and do not have a significant financing component.

In estimating expected credit losses the Company considers credit card receivables as receivables with a low risk of default. Considering that it has a relevant history of no credit risk losses on such receivables and that it does not expect losses during the lifetime of those receivables no allowance has been recognized for those assets.

In order to estimate expected credit losses for other trade receivables and contract assets, the Company aggregates such assets in portfolios of receivables which share credit risk characteristics. The Company currently uses portfolios to estimate credit losses. For each portfolio, the Company measures the historic rate of losses (net of recoveries) on defaulted receivables over a relevant historic period considering that, generally, a receivable has defaulted when it is more than 90 days overdue. Such historical default rate for the portfolio is subsequently adjusted to incorporate an estimate of the impact of future economic conditions on past historic rates.

The estimate of the impact of future economic conditions is based on the observed correlation of defaults with macroeconomic indicators. The Company periodically reviews the historic period over which defaults are measured and, the relevant macroeconomic indicator to use and how the correlate with the experience of defaults.

Other financial assets

For other financial assets, the Company assesses individually for each counterparty whether there has been a significant increase in the credit risk of the asset since initial recognition or not. Such determination is based on information already available to the Company. If and when credit risk ratings of the counterparty are publicly available, such information is also taken into consideration.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

For financial assets with no significant increase in credit risk, an estimate is made of expected credit losses that result from default events on a financial instrument that are possible within the 12 months after the reporting date. For those assets with a significant increase in credit risk, the estimate is made of losses that result from default events that are possible over the lifetime of the asset.

An allowance for loss is recognized when the Company estimates that the risk of credit losses during the period exists. In measuring the allowance, the Company considers at least three scenarios (standard, optimistic and pessimistic) and for each an estimate of cash inflows (including cash inflows from collateral) is made. The resulting estimated cash flows for each scenario is discounted to present value to the reporting date and are probability-weighted based on a judgmental determination of the probability of each scenario.

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

An analysis of the fair value of derivative financial instruments and more details about how they are calculated is described in Note 24.

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

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

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

Differences arising on settlement or transaction of monetary items are recognized in the statement of net income (loss). Changes in fair value of the hedging instruments are recorded using the accounting treatment described in note 3.3.3 “Financial instruments”.

3.7.	Property and equipment

Assets included in property and equipment are stated at acquisition or construction cost including interest and other financial charges.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Estimated useful lives
Aircraft	12 years
Furniture and fixtures	5 years
Aircraft equipment	12 years
Computer equipment and peripherals	5 years
Tools	5 years
Heavy maintenance – engines	3 to 8 years
Heavy maintenance – structural checks	2 to 10 years
Engines	12 years
Leasehold improvements	10 years
Simulators	20 years
Vehicles	5 years

The net book value and useful life of assets and the depreciation methods are reviewed at the end of each year and adjusted prospectively, if necessary.

The book value of property and equipment is tested for impairment when there is an indicator that the carrying value may be greater than the estimated recoverable amount.

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

3.7.1.	Lease

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities (except for the impact of changes in foreign exchange rates). The cost of right-of-use assets includes the amount of lease liabilities recognized at the discount rate and foreign exchange rate at commencement date, initial direct costs incurred, and lease payments made at or before the commencement date, plus the initial estimate of restoration costs expected to be incurred at the end of the contract, less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

If ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

The right-of-use assets are also subject to impairment.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including insubstance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate.

Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs. In 2018 and 2019, the total expenses related to the variable lease payments were immaterial.

In calculating the present value of lease payments, the Company uses the interest rate implicit in the lease and, when it is not readily available, the incremental borrowing nominal rate at the lease commencement date.

In determining the discount rate, the Company used, in each of the years in which assets were incorporated into the balance sheet, the cost of raising debt in the American and Brazilian markets. For operations in the Brazilian market, the Company converted the cost to the equivalent of a dollar transaction, adjusting for the country risk and interest rate differential between Brazil and United States. Thus, we understand that the inflationary effects are irrelevant, especially considering that 99.4% of the Company’s leases are determined in US dollars.

After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term. In 2018 and 2019, the total expenses related to the leases of low value assets were immaterial.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

3.7.2.	Sale and leaseback transaction

If the Company transfers the asset to another entity and leases it back from the buyer, the Company applies the requirements under IFRS 15 to determine if the transaction qualifies as a sale for which revenue is recognized, or whether the transaction is a collateralized borrowing.

If the transfer of the asset qualifies as a sale under IFRS 15, the Company measures a right-of-use asset arising from the leaseback as the proportion of the carrying amount of the asset that relates to the right-of-use retained. The gain (or loss) that the Company recognizes is limited to the proportion of the total gain (or loss) that relates to the rights transferred to the buyer-lessor.

If the transfer of the asset does not meet the requirements of IFRS 15 to be accounted for as a sale of the asset, the Company continues to recognize the transferred asset and recognizes a financial liability equivalent to the cash received from the transfer in accordance with the requirements of IFRS 9.

3.7.3.	Sublease transaction

When the underlying asset is leased again by the Company to a third party, and the original lease remains in effect, the Company assesses whether it is a finance or operating sublease by analyzing the extent to which the lease transfers the risks and benefits inherent in the right of use.

Regardless of the sublease classification, the accounting for the lease liability of the original lease remains unchanged.

•

Finance sublease: the Company de-recognizes the right of use asset and recognizes a sublease receivable. The difference between the net book value of depreciation of the right of use and the present value of the sublease receivable is recognized immediately in the income statement under the heading “Other operating expenses, net”.

•

Operating sublease: the Company continues to recognize the right of use, which in turn continues to depreciate in accordance with the Company’s policy. Sublease revenue is recognized throughout the sublease contract under the heading “Cargo and other revenues”.

3.7.4.	Aircraft and right-of-use decomponentization and capitalization of heavy maintenance events and structural checks

At the initial recognition of aircraft or right-of-use assets, the Company allocates the total cost of the aircraft between four major components; airframe, engines, heavy maintenance and structural checks. The useful economic life is the period extending up to the next heavy maintenance or structural check or the remaining useful life of the aircraft/engines or lease contract, whichever is shorter.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

The Company has maintenance contracts for its engines that cover all significant maintenance events. The Company has “power-by-the-hour” type contracts, which estipulate a rate for maintenance per hour flown, which are paid in accordance with the total hours flown when maintenance occurs.

Subsequent heavy maintenance events and structural checks, which increase the useful lives of the assets, are capitalized and recognized as property and equipment or in addition to the right-of-use assets, according to the underlying asset. Subsequently they are depreciated during the respective period of use or until the end of the lease. Repairs and other routine maintenance are recognized in the maintenance expenses during the period in which they are incurred.

3.7.5.	Capitalization of contractual obligations with aircraft return conditions

The costs resulting from the maintenance events that will be carried out immediately before the return of the aircraft to the lessors (defined as restoration events under IFRS 16) are recognized as provisions from the beginning of the contract, as long as they can be reasonably estimated. In addition, a right-of-use asset is recognized and depreciated on a straight-line basis over the lease term.

3.7.6.	Advance payments for acquisition of aircraft

Advance payments for acquisition of aircraft are recorded in property and equipment, including interest and financial charges incurred during the aircraft manufacturing phase and improvements to third-party assets.

The Company receives credits from manufacturers when purchasing certain aircraft and engines, which can be used to pay for maintenance services. These credits are recorded as a reduction in the acquisition cost of related aircraft and engines, against a charge to other accounts receivable and then recorded as an expense or asset, when the credits are used for the additional acquisition of goods or services.

3.8.	Business Combinations

The Company accounts for business combinations using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on its fair value on the acquisition date. Costs directly attributable to the acquisition are expensed as incurred. The assets acquired and liabilities assumed are measured at fair value, classified and allocated according to the contractual terms, economic circumstances and relevant conditions on the acquisition date. Goodwill is measured as the excess of the consideration transferred over the fair value of net assets acquired. If the consideration transferred is smaller than the fair value of net assets acquired, the difference is recognized as a gain on bargain purchase in the statement of net income (loss). After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the years ended December 31, 2019 and 2018, the Company has not completed any business combination transaction.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

For combinations between entities under common control, the Company accounts under the Predecessor Accounting Method. Assets and liabilities of the acquired entity are stated at predecessor carrying values. These intra-group transactions have no impact in the consolidated financial statements.

3.9.	Intangible assets

Separately acquired intangible assets are measured at cost on initial recognition. After initial recognition, intangible assets are stated at cost, less any accumulated amortization and accumulated impairment losses. Internally generated goodwill are not capitalized.

The useful life of intangible assets is assessed as definite or indefinite.

Intangible assets with definite useful lives are amortized over their estimated useful lives and tested for impairment, whenever there is an indication of any loss in the economic value of the assets. The period and method of amortization for intangible assets with definite lives are reviewed at least at the end of each fiscal year or when there are indicators of impairment. Changes in estimated useful lives or expected consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization of intangible assets with definite lives is recognized in the statements of net income (loss) in the expense category consistent with the use of intangible assets (Note 15).

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

Gains and losses resulting from the disposal of intangible assets are measured as the difference between the net disposal proceeds and the book value of assets, and are recognized in the statements of net income (loss).

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

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

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

The reversal of an impairment loss should be recognized if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment test was carried out. The amount of any reversal that can be recognized is restricted to increasing the relevant asset’s carrying value to the carrying value that would have been recognized if the original impairment had not occurred.

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

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

3.11.	Security deposits and maintenance reserves

a)	Security deposits

Security deposits are guarantee deposits held as collateral related to aircraft lease contracts paid to lessors at the inception of the lease agreement that will be refunded to the Company when the aircraft is returned to the lessor at the end of the lease agreement. Security deposits are denominated in U.S. Dollars and do not bear interest.

b)	Maintenance reserves

Certain master lease agreements provide that we pay maintenance reserves to aircraft lessors to be held as collateral in advance of the performance of major maintenance activities. Maintenance reserve deposits are reimbursable to us upon completion of the maintenance event in an amount equal to the lesser of (1) the amount of the maintenance reserve held by the lessor associated with the specific maintenance event or (2) the costs related to the specific maintenance event. Substantially all of these maintenance reserve payments are calculated based on a utilization measure, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance.

At the lease inception and at each statement of financial position date, we assess whether the maintenance reserve payments required by the master lease agreements are expected to be recovered through the performance of qualifying maintenance on the leased assets. Maintenance deposits expected to be recovered from lessors are reflected in security deposits and maintenance reserves in the accompanying statements of financial position. We assess recoverability of amounts currently on deposit with a lessor by comparing them to the amounts that are expected to be reimbursed at the time of the next maintenance event, and amounts not recoverable are considered maintenance costs. Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (comparative figures, previously presented as non-current on its entirety, have been reclassifed to improve comparability between periods presented).

3.12.	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation, and as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made.

When the Company expects that the value of a provision will be reimbursed, in whole or in part, as for example under an insurance contract, the reimbursement is recognized as a separate asset but only when reimbursement is virtually certain. The expense relating to any provision is presented in the statements of net income (loss), net of any reimbursement.

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

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

If the Company identifies an onerous contract, a contract in which the unavoidable costs of meeting the obligations of the contract exceed the economic benefits expected to be received over the same contract, the present obligation under the contract is recognized and measured as a provision. However, before a separate provision for an onerous contract is established, the Company assesses and recognizes any impairment losses that have occurred on the assets related to that contract in accordance with IAS 36 – Impairment.

3.13.	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in the share premium.

3.14.	Employee benefits

i)	Executive bonus

The Company records a provision for executive bonus, which payment is contingent to meeting predefined goals and it is recorded under Salaries, wages and benefits.

ii)	Share-based payment

The Company offered its executives share-based payments to be settled with Company shares, where the Company receives services provided by these professionals in consideration for share options and restricted stock units.

The cost of equity settled awards with employees is measured based on the fair value as of the grant date. In order to determine the fair value of share options, the Company uses the Black-Scholes option pricing model (Note 28).

The cost of equity-settled awards is recognized together with a corresponding increase in equity over the period in which performance and/or service conditions are fulfilled, ending on the date the employee acquires the full right to the award (vesting date). The cumulative expense for equity settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will be vested.

The expense or credit in the statement of the operations for the period is recorded in “Salaries, wages and benefits” and represents the change in the accumulated expense recognized in the period.

No expense is recognized for awards that do not vest, except for awards in which vesting is subject to a market or non-vesting condition. These are treated as vested, regardless of whether the market conditions are met or not, provided that all the other exercise conditions are met.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

When the terms of an equity-settled award are modified, the minimum expense is that which would have been recognized had the terms not been modified. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction or otherwise benefits the employee, as measured at the date of modification.

When an equity-settled award is cancelled, it is treated as having vested on the cancellation date and any expense not recognized for the award is immediately recognized. This includes any award in which the non-vesting conditions within the control of the Company or the counterparty are not met. However, if a new plan replaces the plan canceled and designated as a replacement award on the date of grant, the canceled plan and the new plan are treated as if they were a modification to the original plan, as described in the previous paragraph.

The cost of cash-settled transactions is measured initially at fair value at the grant date. This fair value is expensed over the service period with the recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date up to, and including the settlement date, with changes in fair value recognized in the statement of the operations for the period in ‘Salaries, wages and benefits’.

3.15.	Accounts payable - Supplier finance

The Company negotiated with suppliers to extend payment terms. As a result, the Company signed an agreement with financial institutions to allow the anticipation of trade receivables from its suppliers. Taking into account that the early receipt with financial institutions is an option for suppliers, this does not generate financial expenses for the Company, it does not require the mandatory participation of suppliers, and the Company is neither refunded and/nor benefited with discounts from the financial institution due to prepayment before the maturity date agreed upon with the supplier. There is no change in the bill subordination level in the event of judicial execution.

3.16.	Revenue

Passenger tickets revenue is recognized upon effective rendering of the transportation service. Travel-related services revenue is recognized when the related transportation service is provided being classified as passenger revenue. Travel-related services include baggage fees, administrative charges, upgrades and other travel related charges.

The Company recognizes revenue for tickets and travel-related services sold upon the departure of the related scheduled flight and for tickets and travel-related services sold that are expected to expire unused (breakage). The Company estimates the value of future refunds and exchanges, net of forfeitures for all unused tickets, once the flight date has already passed. These estimates are based on historical data and experience from past events.

IFRS 15 requires disclosure of quantitative and qualitative information about transaction price allocation to unsatisfied or partially satisfied performance obligations. The Company decided to apply the practical expedient to not disclose such information as the performance obligations are part of contracts with expected duration of one year or less.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

3.17.	“TudoAzul” Program

Under the “TudoAzul” program, customers accrue points based on the amount spent on tickets flown. The amount of points earned depends on TudoAzul membership status, market, flight, day of week, advance purchase, booking class and other factors, including promotional campaigns. The Company recognizes revenue on points that are estimated to expire unused. Points in general expire two years after the date earned regardless of activity in the account.

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

The Company sells points to customers and also to business partners, including co-branded credit cards, financial institutions and other businesses. The related revenue is deferred and recognized as passenger revenue when points are redeemed and the related transportation service occurs, based on the weighted average price of the points sold.

Sales of points are comprised of two components, transportation and marketing. Accordingly, we recognize the marketing component in “other revenue” based on contractual terms.

Points awarded or sold and not used are recorded in “Air traffic liability”. The Company recognizes revenue for points sold and awarded that will never be redeemed by program members. The Company estimates such amounts annually based upon the latest available information regarding redemption and expiration patterns.

3.18.	Segment information

IFRS 8 requires that operations are identified by segment based on internal reports that are regularly reviewed by the Company´s chief operating decision maker to allocate funds to segments and assess their performance.

The operations of the Company consist of air transportation services in Brazil. The Company’s management allocates funds based on the consolidated results. The main revenue-generating assets of the Company are its aircraft, from which revenue is generated in Brazil. Other revenues are basically derived from cargo operations and all items are directly attributed to air transport services that are recognized in income for the year when the services are rendered.

Based on how the Company manages its business and the way in which fund allocation decisions are taken, the Company has only one operating segment for financial reporting purposes.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

3.19.	New and amended standards and interpretations

IFRS 16

IFRS 16 was issued in January 2016 and replaces IAS 17, Leases, IFRIC 4, Determining whether an Agreement Contains a Lease, SIC-15, Operating leases-Incentives and SIC-27 – Evaluating the Substance of Transactions in the Legal Form of a Lease.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019.

Transition to IFRS 16

A lessee can apply IFRS 16 either by a full retrospective approach or a modified retrospective approach. Azul applied the full retrospective transition approach on January 1, 2019 to each prior reporting period presented. Under the full retrospective method the comparative information was restated.

Azul elected to use the exemptions proposed by the standard on lease contracts for which the lease terms ends within 12 months as of the date of initial application, and lease contracts for which the underlying asset is of low value. Azul has leases of certain equipment (i.e., personal computers, printing and photocopying machines as well as communicating equipment) that are considered of low value.

The impact of IFRS 16 adoption is presented as follows:

	December 31,2018			December 31,2017			January 01,2017
	As reported	IFRS 16 Impact	As adjusted	As reported	IFRS 16 Impact	As adjusted	As reported	IFRS 16 Impact	As adjusted
Consolidated Balance Sheets
Asset

Current assets
Sublease receivable (e)	—	73,671	73,671	—	57,768	57,768	—	52,278	52,278
Prepaid expenses (g)	163,829	(48,376)	115,453	109,784	(27,128)	82,656	97,501	(23,997)	73,504
Other-current assets (h)	111,714	(1,091)	110,623	199,225	(418)	198,807	—	—	—

Non-current assets
Sublease receivable (e)	—	288,067	288,067	—	308,824	308,824	—	361,173	361,173
Other non-current assets (g), (h)	520,723	(123,325)	397,398	215,707	(45,891)	169,816
ROU - leased aircraft and other assets (a), (b), (g), (j)	—	4,926,326	4,926,326	—	4,377,725	4,377,725	—	4,063,048	4,063,048
ROU - maintenance of leased aircraft (d), (g)	—	632,900	632,900	—	374,384	374,384	—	115,259	115,259
Property, plant and equipment (b)	3,289,219	(1,446,980)	1,842,239	3,325,535	(1,444,764)	1,880,771	3,439,980	(1,318,328)	2,121,652

Liabilities and equity

Current liabilities
Loans and financing (c)	335,051	(176,238)	158,813	568,234	(149,036)	419,198	985,238	(151,825)	833,413
Lease liabilities (a), (c)	—	1,237,909	1,237,909	—	914,600	914,600	—	790,819	790,819
Accounts payable (e)	1,166,291	121,370	1,287,661	953,534	18,216	971,750	1,034,317	19,789	1,054,106
Provisions (j)	—	36,083	36,083	—	—	—	—	—	—

Non-current liabilities
Loans and financing (c)	3,370,971	(773,658)	2,597,313	2,921,653	(762,412)	2,159,241	3,049,257	(850,129)	2,199,128
Lease liabilities (a), (c)	—	7,681,837	7,681,837	—	6,428,893	6,428,893	—	6,242,168	6,242,168
Deferred income taxes (i)	443,894	(150,683)	293,211	326,911	(184,809)	142,102	181,462	(96,904)	84,558
Provisions (j), (e)	80,984	632,957	713,941	73,198	479,957	553,155	76,353	402,644	478,997
Other non-current liabilities (e), (h)	321,139	5,353	326,492	343,041	79,672	422,713	377,924	21,642	399,566

Equity
Other comprehensive income (i)	(117,324)	(36,645)	(153,969)	(11,192)	(3,496)	(14,688)	(33,785)	(12,212)	(45,997)
Accumulated losses	(836,214)	(4,277,093)	(5,113,307)	(1,214,756)	(3,221,085)	(4,435,841)	(1,743,795)	(3,116,559)	(4,860,354)

(*)	ROU - Right-of-use assets

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

Consolidated statement of net income (loss)	For the year ended December 31, 2018			For the year ended December 31, 2017
	As reported	IFRS 16 Impact	As adjusted	As reported	IFRS 16 Impact	As adjusted
Operating revenue
Cargo and other revenue (f)	483,225	(96,293)	386,932	1,094,157	(84,666)	1,009,491
Operating expense
Maintenance materials and repairs (d)	(504,477)	254,372	(250,105)	(568,144)	83,988	(484,156)
Depreciation and amortization (a), (j)	(324,902)	(959,148)	(1,284,050)	(299,793)	(763,585)	(1,063,378)
Other operating expenses, net (h)	(875,148)	(6,268)	(881,416)	(572,497)	(4,078)	(576,575)
Other operating expenses, net - aircraft and other rent (a)	(1,509,947)	1,475,513	(34,434)	(1,181,731)	1,146,112	(35,619)
Financial result
Financial income (e)	41,393	33,129	74,522	94,805	33,467	128,272
Financial expense (a), (j)	(410,207)	(684,621)	(1,094,828)	(524,033)	(554,565)	(1,078,598)
Foreign currency exchange, net (a), (e), (j)	(194,706)	(1,111,357)	(1,306,063)	57,871	(23,012)	34,859
Result from related parties transactions, net (e)	342,083	39,642	381,725	194,351	(17,376)	176,975
Income tax
Income tax expense	(170,604)	(977)	(171,581)	(71,680)	79,189	7,509
Net income (loss)	420,277	(1,056,008)	(635,731)	529,039	(104,526)	424,513
Basic net income per common share – R$	0.02	(0.05)	(0.03)	0.02	(0.00)	0.02
Diluted net income per common share – R$	0.02	(0.05)	(0.03)	0.02	(0.00)	0.02
Basic net income per preferred share – R$	1.24	(3.13)	(1.88)	1.68	(0.33)	1.35
Diluted net income per preferred share – R$	1.23	(3.13)	(1.88)	1.64	(0.33)	1.32

Cash Flows	As reported	IFRS 16 Impact	As adjusted	As reported	IFRS 16 Impact	As adjusted
Cash flows from operating activities
Net income (loss) for the period	420,277	(1,056,008)	(635,731)	529,039	(104,526)	424,513
Adjustments to reconcile net loss to cash flows provided by (used in) operating activities
Depreciation and amortization	324,902	959,148	1,284,050	299,793	763,585	1,063,378
Exchange (gain) and losses on assets and liabilities denominated in foreign currency	90,141	1,153,741	1,243,882	(62,236)	24,245	(37,991)
Interest (income) and expenses on assets and liabilities	182,274	684,621	866,895	222,127	554,343	776,470
Deferred income tax and social contribution	170,604	977	171,581	71,680	(79,189)	(7,509)
Changes in operating assets and liabilities
Sublease receivables	–	4,854	4,854	–	46,859	46,859
Prepaid expenses	(71,723)	21,248	(50,475)	(20,017)	10,038	(9,979)
Other assets	(288,409)	78,107	(210,302)	(141,108)	39,412	(101,696)
Accounts payable	142,631	103,154	245,785	(93,524)	(1,573)	(95,097)
Other liabilities	31,639	(74,319)	(42,680)	(5,689)	58,021	52,332
Interest paid	(214,671)	(630,626)	(845,297)	(301,943)	(519,230)	(821,173)
Cash flows from investing activities
Acquisition of property and equipment	(754,637)	(331,805)	(1,086,442)	(589,497)	(105,535)	(695,032)
Cash flows from financing activities
Loan proceeds	–	–	–	1,750,111	(39,461)	1,710,650
Loan payment	(530,472)	(216,759)	(747,231)	(889,066)	(53,222)	(942,288)
Lease payment	(385,906)	(696,333)	(1,082,239)	(201,246)	(593,764)	(795,010)

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

a)

The application of IFRS 16 to leases previously classified as operating leases under IAS 17, resulted in the recognition of right-of-use assets and lease liabilities. As a result, aircraft and other rent expenses have decreased, offset by an increase in depreciation and amortization expense, finance expense and foreign currency exchange expense.

b)	Finance lease aircraft, previously recognized in property, plant and equipment, and are now presented as a right-of-use asset.
c)	Finance lease liabilities, previously recognized as loans and financing, are now presented as lease liabilities,
d)

Heavy maintenance and structural checks expenses related to aircraft under operating lease were previously recorded under Maintenance materials and repais expenses. Under IFRS 16, these expenses are capitalized and depreciated.

e)

The Company, as a lessor, has classified its sublease agreements as finance leases and operating leases, dependending on the extent to which the lease transfers the risks and benefits inherent to the asset or right-of-use. For subleases classified as finance subleases, the leased assets have been de-recognized and a sublease receivables recorded. The provision for onerous contract of the 7 aircraft subleased to TAP, previously required under IAS 17 (Note 9), and was adjusted to reflect only the non avoidable costs non lease related. The revenue recorded for finance leases consists only of financial income and the sublease receivable balance is adjusted each accounting period for change to foreign exchange rates.

f)

For subleases classified as operating subleases, the Company continues to recognize the right-of-use asset, which continues to depreciate in accordance with the Company’s policy. Sublease revenue is recognized throught the sublease under the heading “Cargo and other revenues”.

g)	The Company had prepaid rent and maintenance expenses which have been incorporated in the right-of-use asset balances.
h)

The Company had deferred sale and leaseback losses which, upon transition, were recognized as a loss at the time of the transaction and corresponding amortization expenses previously recognized under IAS 17 were reversed.

i)	Deferred tax assets are recognized only to the extent that recovery is probable.
j)

Costs resulting from maintenance events that will be carried out immediately before the aircraft is returned to lessors (defined as restoration events under IFRS 16), are recognized as provisions from the beginning of the contract, provided that they can be estimated reasonably, against the recognition of a right-of-use asset, which is depreciated on a straight-line basis over the lease.

The Company’s aircraft lease rental payments are predominantly denominated in USD. While the Company’s foreign currency cash flow risk for lease rental payments are unchanged, the adoption of IFRS 16 will result in foreign currency denominated lease liabilities recognized on the balance sheet revaluing in response to exchange rate fluctuations in the USD/BRL exchange rate.

Amendments to IFRS 9: Prepayment Features with Negative Compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are solely payments of principal and interest on the principal amount outstanding (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of an event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract. These amendments had no impact on the consolidated financial statements of the Company.

Amendments to IAS 19: Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an Company is required to determine the current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event. A Company is also required to determine the net interest for the remainder of the period after the plan amendment, curtailment or settlement using the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event, and the discount rate used to remeasure that net defined benefit liability (asset).

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

The amendments had no impact on the consolidated financial statements of the Company as it did not have any plan amendments, curtailments, or settlements during the period.

Amendments to IAS 28: Long-term interests in associates and joint ventures

The amendments clarify that a Company applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

The amendments also clarified that, in applying IFRS 9, a Company does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures.

These amendments had no impact on the consolidated financial statements as the Company does not have longterm interests in its associate and joint venture.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether a Company considers uncertain tax treatments separately

•	The assumptions a Company makes about the examination of tax treatments by taxation authorities

•	How a Company determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•	How a Company considers changes in facts and circumstances

The Company determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and uses the approach that better predicts the resolution of the uncertainty.

The Company applies significant judgement in identifying uncertainties over income tax treatments. Since the Company operates in a complex multinational environment, it assessed whether the Interpretation had an impact on its consolidated financial statements.

Upon adoption of the Interpretation, the Company considered whether it has any uncertain tax positions, particularly those relating to transfer pricing. The Company’s and the subsidiaries’ tax filings in different jurisdictions include deductions related to transfer pricing and the taxation authorities may challenge those tax treatments. The Company determined, based on its tax compliance and transfer pricing study that it is probable that its tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities.

The Interpretation did not have an impact on the consolidated financial statements of the Company.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

Annual Improvements 2015-2017 Cycle

IFRS 3 Business Combinations

The amendments clarify that, when a Company obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

A Company applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2019, with early application permitted.

These amendments had no impact on the consolidated financial statements of the Company as there is no transaction where joint control is obtained.

IFRS 11 Joint Arrangements

A Company that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined in IFRS 3. The amendments clarify that the previously held interests in that joint operation are not remeasured.

A Company applies those amendments to transactions in which it obtains joint control on or after the beginning of the first annual reporting period beginning on or after January 1, 2019, with early application permitted.

These amendments had no impact on the consolidated financial statements of the Company as there is no transaction where a joint control is obtained.

IAS 12 Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, a Company recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognized those past transactions or events.

Company applies the amendments for annual reporting periods beginning on or after January 1, 2019, with early application permitted. When the Company first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period.

Since the Company’s current practice is in line with these amendments, they had no impact on the consolidated financial statements of the Company.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

IAS 23 Borrowing Costs

The amendments clarify that a Company treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

The Company applies the amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the Company first applies those amendments. Company applies those amendments for annual reporting periods beginning on or after January 1, 2019, with early application permitted.

Since the Company’s current practice is in line with these amendments, they had no impact on the consolidated financial statements of the Company.

3.20.	Standards issued but not yet effective

Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations to help entities determine whether an acquired set of activities and assets is a business or not. They clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. New illustrative examples were provided along with the amendments.

Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, the Group will not be affected by these amendments on the date of transition.

Amendments to IAS 1 and IAS 8: Definition of Material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. The new definition states that, Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.

The amendments to the definition of material is not expected to have a significant impact on the Company consolidated financial statements.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

Amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement and IFRS 7 – Financial Instruments: Disclosures

Due to the changes in the interest rates used as market references – IBOR (Interbank Offered Rate), that will be terminated in future periods, there may be uncertainties in the evaluation of hedge accounting structures. Regulatory changes aim at minimizing possible impacts in these structures in the current scenario of prereplacement of rates. These changes are effective for the years beginning January 1, 2020. No significant impacts have been identified on the Consolidated Financial Statements of Company.

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts (IFRS 17), a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure.

IFRS 17 is effective for reporting periods beginning on or after January 1, 2021, with comparative figures required. This standard is not applicable to the Company.

4.	Significant accounting judgments, assumptions and estimates

The preparation of consolidated financial statements of the Company requires management to make judgments and estimates and adopt assumptions that affect the reported amounts of revenue, expenses, assets, liabilities and disclosures of contingent liabilities at the date of the financial statements. Uncertainty relating to these assumptions and estimates could lead to amounts that require a significant adjustment to the book value of assets or liabilities affected in future periods.

In the process of applying the Company’s accounting policies, management has made the following judgments, estimates and assumptions which have the most significant effect on the amounts recognized in the consolidated financial statements:

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

Estimates and assumptions

The main assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, involving a significant risk of causing a material adjustment of the book value of assets and liabilities within the next financial year, are discussed below:

Breakage

The Company recognizes revenue from tickets sold that are expected to expire unused based on historical data and experience. Estimating expected breakage requires management to make judgments, among other things, on the extent to which historical experience is an indication of customer behavior. Annually, or more frequently as the experience data suggests, management reassesses the historical data and makes required improvements.

Impairment of non-financial assets

An impairment loss exists when the book value of assets or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less sales costs and value in use. The calculation of fair value less sales cost is based on information available of transaction of similar assets or market price less additional costs for disposing of assets.

The calculation of value in use is based on the discounted cash flow model. Cash flows are derived from the budget for the next five or seven years and do not include reorganization activities to which the Company have not yet committed or significant future investments that will improve the basis of assets of the cash-generating unit subject to the test.

The recoverable amount is affected by the discount rate used in the method of discounted cash flow and expected future cash receipts and growth rate used for extrapolation.

Transactions with share-based payments

The Company measures the cost of transactions settled with its own shares with employees based on the fair value of such shares at the grant date or at each reporting date, as applicable. The Company must estimate at each reporting date the quantity of awards expected to be vested considering performance and non-market vesting conditions. Estimating the fair value of share-based payments requires determining the most appropriate assessment model for the grant of shares, which depends on the terms and conditions of the grant. This also requires determining the inputs used in the valuation models, including the option’s expected life, volatility, dividend income, and related assumptions. The assumptions and models used to estimate the fair value of share-based payments are disclosed in Note 28.

Provisions for tax, civil and labor risks

The Company recognizes provisions for civil and labor suits. The assessment of probability of loss includes assessing the available evidence and jurisprudence, the hierarchy of laws and most recent court decisions, and their relevance in the legal system, or the assessment of independent counsel. Provisions are reviewed and adjusted to take into account changes in circumstances such as the applicable limitation period, findings of tax inspections and additional exposures identified based on new issues or decisions of courts (Note 21).

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

Fair value of financial instruments

When the fair value of assets and liabilities presented in the statement of financial position cannot be obtained in an active market, it is determined using valuation techniques including the discounted cash flow model. The data for these methods is based on those prevailing in the market when possible. However, when it is not feasible, a certain level of judgment is required to establish fair value. Judgment includes considerations on the data used, for example, liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the fair value of the financial instruments.

“TudoAzul” Program - Loyalty Plan

As described in Note 3.17, the Company accounts for “TudoAzul” loyalty program using the deferred revenue method. Under the deferred revenue method, the Company accounts for awarded points as a separately identifiable component of the sales transactions in which they are granted and recognizes based on the relative individual selling price. Deferred revenue, other than breakage on points, remains recognized until customers redeem their points, or when the points expire.

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

Determination of useful life and significant components of property and equipment and right-of-use

The Company believes that important aircraft parts need to be separated, including engines, their respective scheduled heavy maintenance and structural checks. These parts are depreciated in accordance with the useful lives defined in the fleet renovation plan and the maintenance schedule.

Discount rate used for the initial lease calculation

When calculating the present value of lease payments, the Company uses the interest rate implicit in the lease and, when this cannot be readily determined, the Company’s incremental borrowing rate at the lease commencement date is used.

The incremental borrowing rate is calculated based on the risk-free interest rate for a similar term and a similar economic environment to the lease, as of the lease commencement date, adjusted for the risk spread of the Company and the collateral specific to the lease.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

5.	Financial risk management objectives and policies

The main financial liabilities of the Company, other than derivatives, are loans, debentures, lease payables and accounts payable. The main purpose of these financial liabilities is to finance operations as well as finance the acquisition of aircraft. The Company has trade accounts receivable and other accounts receivable that result directly from its operations. The Company also has investments available for trading and contracts for derivative transactions such as currency forwards, options and swaps in order to reduce the exposure to foreign exchange fluctuations.

The Company’s senior management supervises the management of market, credit and liquidity risks.

All activities with derivatives for risk management purposes are carried out by experts with the appropriate skillset and experience and under senior management supervision. It is the Company’s policy not to enter into derivatives transactions for speculative purposes.

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

On July 24, 2019, the Company entered in a structured derivative transaction to hedge US$28 million related to the release of a new financing tranche from Opic. The contracted structure was a full swap of principal and interest of all transaction flows at a rate of R$3.7731 and also includes sale of currency options at R$4.7500 for interest and principal. This operation was designated as economic hedge.

The table below shows the effects of our hedges designated as hedge accounting of our debt:

	December 31, 2019
	Book value	Fair Value – hedge instrument	Consolidated post hedge strategy
Denominated in foreign currency - US$
Aircraft and engine acquisition	896,232	(10,971)	885,261
Working capital	1,727,882	(303,507)	1,424,375

Denominated in local currency - R$
Aircraft and engine acquisition (FINAME)	164,280	(3,309)	160,971
Working capital	37,355	—	37,355
Finance lease	—	—	—

Total in R$	2,825,749	(317,787)	2,507,962

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

The table below shows the indebtedness related to working capital denominated in foreign currency, designated as hedge accounting, considering the effects of the derivative instruments (exchanging the exposure for local currency) contracted by the Company:

Risk	Type of hedge	Hedged Item	Nominal amount	Hedge Instrument	Nominal amount	December 31, 2019
						Carrying amount hedge item	Fair Value – hedge instrument	Debt Considering Hedge
1) Senior Notes Azul LLP
Foreign exchange risk	Cash Flow Hedge	Principal US$ on Senior Notes Azul LLP	US$ 400 million	Currency Options - Floor 3,2865 Cap 4,7500	US$ 400 million	1,605,914	(282,760)	1,323,154

2) Proceeds in foreign currency
Interest rate swap and foreign exchange risk	Fair value hedge	Principal & Interest on 4.131 Transaction	US$30 million	IRS - Interest Rate Swap (receives US Libor3M + spread & pays 108% CDI)	98,940	121,968	(20,747)	101,221

Total						1,727,882	(303,507)	1,424,375

The table below shows the indebtedness related to aircraft acquisition denominated in foreign currency, designated as hedge accounting, considering the effects of the derivative instruments (exchanging the exposure for local currency) contracted by the Company:

Risk	Type of hedge	Hedged Item	Nominal amount	Hedge Instrument	Nominal amount	December 31, 2019
						Carrying amount - hedge item	Fair Value – hedge instrument	Debt Considering Hedge
Aircraft acquisition
Interest rate swap and foreign exchange risk	Cash Flow Hedge	Principal US$ on OPIC	US$79 million	Currency Options - Floor 3,8070 Cap 4,7500	US$79 million	594,586	(10,971)	583,615

Interest rate swap and foreign exchange risk	Fair value hedge	Principal & Interest	R$76,200	IRS - Interest Rate Swap (fixed 6% to 58% and 61% of CDI)	R$76,200	44,249	(3,309)	40,940

						638,835	(14,280)	624,555

a.1)	Interest rate risk

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

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

Sensitivity to interest rates

The table below shows the sensitivity to possible changes in interest rates, keeping all other variables constant in the Company’s income before taxes that are impacted by loans payable subject to variable interest rates. For the sensitivity analysis, the Company utilized the following assumptions:

•	LIBOR based debt: weighted average interest rate of 5.34% p.a.

•	CDI based debt: weighted average interest rate of 4.74% p.a.

We estimated the impact on profit and loss and equity for the year ended December 31, 2019 resulting from variation of 25% and 50% on the weighted average rates, as shown below:

	25%	-25%	50%	-50%
Interest expense	29,430	(29,430)	58,860	(58,860)

a.2)	Currency risk

Currency risk is the risk that the fair value of future dollar denominated commitments vary according to the fluctuation of the foreign exchange rate. The exposure of the Company to changes in exchange rates relates primarily to the U.S dollar denominated loans, financing and leases, net of investments in the U.S. dollar, and also to revenues and operating expenses originated in U.S. dollar.

The Company is also exposed to changes in the exchange rate of the Euro through its investment in the TAP Convertible Bonds (Note 24).

The Company manages its currency risk by using financial instruments seeking to hedge up to twelve months of its projected non-operational activities.

The Company continuously monitors the net exposure in foreign currency and, when deemed appropriate, enters into arrangements to hedge the projected non-operating cash flow for up to 12 months to minimize its exposure. Additionally, the Company may enter into longer than 12 months derivative financial instruments to protect itself against currency and/or interest rate risks related to “Loans and financing”.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

The Company’s nominal foreign exchange exposure is shown below:

	Exposure to U.S. dollar		Exposure to Euro
	December 31,		December 31,
	2019	2018 (Restated)	2019	2018
Assets
Cash and cash equivalents and short-term Investments	289,297	356,174	—	—
Security deposits and maintenance reserves	1,613,221	1,513,963	—	—
Sublease receivables	279,504	361,738	—	—
Long-term investments	160,871	—	1,236,828	1,287,781
Financial instruments	121,968	116,564	—	—
Other assets	244,355	122,456	—	—

Total assets	2,709,216	2,470,895	1,236,828	1,287,781

Liabilities
Accounts payable	(424,411)	(455,777)	—	—
Loans and financing (*)	(2,624,114)	(1,756,989)	—	—
Lease liabilities	(12,034,392)	(8,948,314)	—	—
Other liabilities	(688,134)	(44,925)	—	—

Total liabilities	(15,771,051)	(11,206,005)	—	—

Derivatives (NDF) – notional	2,940,333	2,186,356	—	—

Net exposure	(10,121,502)	(6,548,754)	1,236,828	1,287,781

(*)

As of December 31, 2019, US dollar denominated working capital loans totaling R$2,158,933 were swapped to Brazilian Reais, yielding a non-realized gain of R$314,500 and resulting in a net US dollar exposure on Loans and Financing of R$465,181.

Sensitivity to exchange rates

At December 31, 2019, the Company used the closing exchange rate of R$4.0307/US$1.00 and R$4.5305/EUR1.00. We present below a sensitivity analysis considering a variation of 25% and 50% over the existing rates:

Exposure in US$	25%	-25%	50%	-50%
	R$5.0384/US$	R$3.0230/US$	R$6.0461/US$	R$2.0154/US$
Effect on exchange rate variation	(2,530,398)	2,530,398	(5,060,797)	5,060,797

Exposure in EUR	25%	-25%	50%	-50%
	R$5.6631/EUR	R$3.3979/EUR	R$6.7958/EUR	R$2.2653/EUR
Effect on exchange rate variation	309,207	(309,207)	618,414	(618,414)

a.3)	Risks related to variations in prices of aircraft fuel

The volatility of prices of aircraft fuel is one of the most significant financial risks for airlines. The company’s fuel price risk management aims to balance the airline exposure to its market peers, so that the airline is neither overly affected by a sudden increase in prices nor is unable to benefit from a substantial fall in fuel prices.

The Company manages the risk related to fuel price volatility either through forward-looking fixed-price contracts directly with a supplier, or derivative contracts negotiated with banks. The Company may use derivative contracts for oil or its sub-products.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

Fuel price sensitivity

The table below sets out the sensitivity of the Company’s fuel hedges to substantial changes in the oil markets, maintaining all other variables constant.

The analysis considers a change in oil prices, in Reais, relative to the market average for the current period and forecast the impact on the Company’s financial instruments, stemming from a variation of 25% and 50% in the oil prices, using the closing exchange rate of R$4.0307/US$1.00 as follows:

Change in Oil prices in Reais	25%	-25%	50%	-50%
Impact on fuel hedges	379,673	(261,317)	700,031	(582,002)

a.4)	Risk related to changes in the fair value of TAP Convertible Bonds and investments in Global AzulAirProjects

TAP Convertible Bonds contain a conversion option into shares of TAP. In addition Global AzulAirProjects retains 35.6% economic rights in Atlantic Gateway, which in turn retains 6.1% post-diluton economic interest in TAP. Therefore, the Company is exposed to changes in the fair value of TAP.

The acquisition of the TAP Convertible Bonds and the participation in Global AzulAirProjects is part of the commercial strategy of the Company of creating synergies between the Company and TAP by having the option to become a direct shareholder of TAP in case the stock price of TAP increases and it is economically advantageous to convert the debt into TAP shares.

b)	Credit risk

Credit risk is inherent in operating and financial activities of the Company, mainly represented under the headings of trade receivables, cash and cash equivalents, including bank deposits.

The credit risk of “trade receivables” is comprised of amounts payable by major credit card companies, and also trade receivables from travel agencies, and sales payable in installments. The Company usually assesses the corresponding risks of financial instruments and diversifies the exposure.

Financial instruments are held with counterparties that are rated at least “A” in the assessment made by S&P, Moody’s and Fitch, or, mostly, are hired in futures and commodities stock exchange, which substantially mitigates the credit risk.

TAP Convertible Bonds are secured by liens over certain intangible assets.

Additionally, the Company, under the non-binding agreement to acquire selected assets of Oceanair Linhas Aéreas SA (“Avianca Brasil,”), granted loans in the aggregate and non-adjusted total amount of R$52 million to Avianca Brasil, which have contractual guarantees of surety and chattel mortgage of equipment. Such loans are recorded under “Other assets” and must be paid with priority under the law and the judicial recovery plan of Avianca Brasil.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

During the second quarter of 2019, there was an auction for the sale of isolated production units, pursuant to Avianca’s judicial recovery plan, whose proceeds would primarily serve to repay the loans. To date, the judicial sale of isolated production units has not been completed, including in view of the decision of the National Civil Aviation Agency (ANAC) to redistribute slots.

The Company continues to monitor the evolution of the judicial recovery process of Avianca Brasil and its developments in order to verify the recoverability of the loans by this means, as well as adopting all applicable enforceable measures to collect the debtor and guarantors amounts.

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

The schedule of financial liabilities held by the Company is as follows:

December 31, 2019	Immediate	Until 6 months	7 to 12 months	1 to 5 years	More than 5 years	Total
Loans and financing	42,619	162,269	276,339	3,003,090	33,839	3,518,156
Lease liabilities	271,524	598,472	715,237	8,081,759	2,439,629	12,106,621
Accounts payable	975,465	277,388	123,997	—	—	1,376,850
Accounts payable – Supplier finance	249,727	—	—	—	—	249,727
Liabilities from derivative transaction	2,135	46,987	32,074	228,994	—	310,190

	1,541,470	1,085,116	1,147,647	11,313,843	2,473,468	17,561,544

Capital management

The Company’s assets may be financed through equity or third-party financing. If the Company opts for equity capital it may use funds from contributions by shareholders or through selling its equity instruments.

The use of third-party financing is an option to be considered mainly when the Company believes that the cost would be less than the return generated by an acquired asset. It is important to ensure that the Company maintains an optimized capital structure, provides financial solidity while providing for the viability of its business plan. As a capital-intensive industry with considerable investments in assets with a high aggregated value, it is natural for companies in the aviation sector to report a relatively high degree of leverage.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

The Company manages capital through leverage ratios, which is defined by the Company as net debt divided by the sum of net debt and total equity. Management seeks to maintain this ratio at levels equal to or lower than industry levels. Management includes in the net debt the lease liabilities, the loans and financing (including debentures) less cash and cash equivalents, restricted cash, short and long-term investments, sublease receivables, deposits and current and non-current restricted investments.

The Company’s capital structure is comprised of its net indebtedness defined as total loans and financing (including debentures) and operating leases net of cash and cash equivalents, restricted cash and others financial instruments. Capital is defined as equity and net indebtedness.

Under IFRS 16, at the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. During the fouth quarter 2019, the Company took delivery of thirteen aircraft under operating leases, increasing the ‘Lease liabilities’ by R$2,124,722. Although the liability is recognized in the balance sheet from delivery date, these aircraft generated nearly no Operating income (loss) during the quarter, as aircraft are required to go through certification and tests before joining the operating fleet of the Company.

The Company is not subject to any externally imposed capital requirements. The total capital as total net equity and net debt as detailed below:

	December 31,
	2019	2018 (Restated)
Equity	(3,519,174)	(1,150,038)

Cash and cash equivalents (Note 6)	(1,647,880)	(1,169,136)
Short-term investments (Note 7)	(62,009)	(517,423)
Long-term investments (Note 24)	(1,397,699)	(1,287,781)
Sublease receivable (Nota 9)	(279,504)	(361,738)
Security deposits and maintenance reserves (Note 13)	(1,651,533)	(1,546,720)
Loans and financing (Note 17)	3,518,156	2,756,126
Lease liabilities (Note 18)	12,106,621	8,919,746

Net debt	10,586,152	6,793,074

Total capital	7,066,978	5,643,036

6. Cash and cash equivalents

Cash and cash equivalents are comprised of the following:

	December 31,
	2019	2018
Cash and bank deposits	308,958	370,262
Cash equivalents
Bank Deposit Certificate – CDB	1,317,388	480,052
Investments funds	21,534	318,822

	1,647,880	1,169,136

The balances of cash and bank deposits represent amounts deposited in checking accounts with Brazilian and offshore banks.

The CDB investments are indexed to the Brazilian Interbank Deposit Certificate (“CDI”) and are repayable on demand.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

Investment funds are comprised of CDBs and repurchase agreements, denominated in Reais, with financial institutions (deposit certificates).

Cash equivalents investments are classified as financial assets at fair value through profit or loss.

7. Short term investments

Investments are comprised of:

	December 31,
	2019	2018
Other short-term investments	21,243	16,039
Investment funds	40,766	501,384

	62,009	517,423

Investment funds are comprised of Brazilian government bonds and bank notes, denominated in Reais, with financial institutions (deposit certificates) and debentures issued by B and BB+ risk rated companies bearing an accumulated average interest rate of 100% of CDI – Interbank Deposit Certificate rate. Brazilian government bonds are comprised of National Treasury Bills (“LTN”), National Financial Bills (“LFT”) and National Treasury Notes (“NTN”).

Short-term investments are classified as financial assets at fair value through profit or loss.

8. Trade and other receivables

	December 31,
	2019	2018
Trade and other receivables with customers	1,142,704	1,039,373
Trade and other receivables with others	37,878	42,406

	1,180,582	1,081,779

Allowance for doubtful accounts	(14,716)	(12,723)

	1,165,866	1,069,056

The changes in the allowance for doubtful accounts are as follows:

	December 31,
	2019	2018
Balance at the beginning of the year	12,723	6,925
Increases	5,532	7,505
Reversals	(3,539)	(1,707)

Balance at the end of the year	14,716	12,723

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

The schedule of accounts receivables are as follows:

	December 31,
	2019	2018
Not yet due	1,151,963	1,025,211
Up to 90 days	13,903	43,845
Over 91 days	14,716	12,723

	1,180,582	1,081,779

Accounts receivable from credit card companies are received in installments of up to twelve months. Installment receivables which are due more than 60 days amounted to R$495,707 at December 31, 2019 (December 31, 2018 – R$691,839). Average days-sales-outstanding was 31 days for the year ended December 31, 2019 (December 31, 2018 - 37 days). Generally, interest is charged on sales receivable in installments with more than six and ten months for domestic and international flights, respectively.

The Company enters into factoring transactions with banks or credit card management companies, in order to obtain funds for working capital. During the year ended December 31, 2019 the Company factored accounts receivable from credit cards with a face value of R$3,247,722 (December 31, 2018 - R$2,553,188). Because these receivables are from credit card companies and present a low credit risk, we were able to sell these receivables without any risk to the Company in the event of default by the customers. As such, the accounts receivable were derecognized in full and the discount interest cost recognized in the statement of net income (loss), under financial expenses, for an amount of R$6,449 for the year ended December 31, 2019 (December 31, 2018 - R$10,414).

9. Aircraft sublease receivables

The Company subleased fifteen aircraft to TAP and the amounts receivable are due as follows:

	December 31,
	2019	2018 (Restated)
2019	—	102,660
2020	98,152	102,660
2021	86,657	91,908
2022	47,136	48,897
2023	44,154	42,446
After 2023	64,742	62,237

Lease receivables (gross)	340,841	450,808
Finance revenue (accrued)	(61,337)	(89,070)

Lease receivables (net)	279,504	361,738

Current	75,052	73,671

Non-current	204,452	288,067

As December 31, 2019 and 2018, there were no overdue amounts related to aircraft subleases receivables.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

10. Inventories

	December 31,
	2019	2018
Parts and maintenance materials	288,824	206,729
Catering and uniforms	5,768	9,351
Inventory provision (*)	(33,727)	(15,935)

	260,865	200,145

(*)	As of December 31, 2019, the amount of R$27,999 refers to the provision related to the acceleration of the fleet transformation.

11. Prepaid expenses

	December 31,
	2019	2018 (Restated)
Insurance premium	47,506	33,385
Aircraft and engine leases	39,989	28,234
Guarantee commission	16,332	20,682
Other	57,792	54,835

	161,619	137,136

Current	139,403	115,453

Non-current	22,216	21,683

12. Related parties

a)	Compensation of key management personnel

Key management personnel include board of director members, officers and executive committee members. The compensation paid or payable to officers and directors services is as follows:

	For the year ended December 31,
	2019	2018	2017
Salaries and wages	22,187	16,275	17,377
Bonus	7,255	7,263	6,724
Share-based option plans	29,129	21,508	24,775

	58,571	45,046	48,876

b)	Guarantees granted

The Company granted guarantees for some property rental agreements entered into by executive officers. The amounts involved are not material.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

c)	Maintenance agreements

ALAB entered into Maintenance Agreements to aircraft with TAP Manutenção e Engenharia Brasil S/A (“TAP ME”). TAP ME is part of the same economic group as TAP.

The total value of maintenance services acquired by the Company pursuant to such Maintenance Agreements during the year ended December 31, 2019 was R$17,552 (December 31, 2018 – R$83,831 and December 31, 2017 – R$83,295).

As of December 31, 2019, the amount payable to TAP ME was R$97 (December 31, 2018 - 5,663) and is recorded under Accounts payable.

d)	Codeshare Agreement

ALAB signed a codeshare agreement with United (a shareholder) and TAP which will provide transport of passengers whose tickets have been issued by one of the airlines and the service is performed by the other.

e)	Transactions with Aigle Azur

On December 31, 2019, the Company recorded in “Prepaid expenses” and “Trade and other receivables”, the amount of R$11,794 (December 31, 2018 – R$13,330 and December 31, 2017 - 0), net of a provision for doubtful debts of R$5,055 (December 31, 2018 and 2017 – R$0).

f)	Loan agreements receivable

On September 2, 2016 the Company entered into a loan agreement with a shareholder. On December 31, 2019 the amount of loan is R$12,789 (December 31, 2018 – R$12,042). This agreement bears interest at a rate of Libor plus 2.3% p.a. The term of the contract has been extended and will be paid in full in 2020.

g)	Transactions with Breeze

In December 2019, the Company signed a letter of intent for the sublease of up to 28 aircraft to the Breeze Aviation Group, an airline founded by Azul’s controlling partner. The transaction was approved by Azul’s shareholders at an Extraordinary General Meeting on March 2, 2020. In 2019 there were no financial flows related to the transaction.

h)	Transactions with TAP

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

As mentioned in note 3, in accordance with IFRS 16, an intermediate lessor records the head lease and sublease as two separate leases. The intermediary lessor is required to classify the sublease as financial or operating by reference to the right-of-use asset (and not by reference to the underlying asset).

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

As a result of this change, the Company reassessed the classification of its sublease agreements as finance leases, based on the remaining term and conditions of the head lease and sublease on the date of the initial adoption, thus derecognizing part of the provision for onerous contracts.

Over the year ended December 31, 2019, amounts received from TAP from the subleases amounted to R$126,149 (December 31, 2018 – R$112,046 and December 31, 2017 – R$113,391), and amounts paid to the lessors of the related aircrafts totaled R$140,588 (December 31, 2018 – R$129,958 and December 31, 2017 – R$138,042).

ii. TAP Convertible Bonds

On March 14, 2016, the Company acquired series A convertible bonds issued by TAP (the “TAP Convertible Bonds”) for an amount of €90 million. The TAP Convertible Bonds are convertible, in whole or in part, at the option of Azul into new shares representing the share capital of TAP benefiting from enhanced preferential economic rights (the “TAP Shares”). Upon full conversion, the TAP Shares will represent 6.0% of the total and voting capital of TAP, with the right to receive dividends or other distributions corresponding to 41.25% of distributable profits of TAP.

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

The TAP Convertible Bonds, as well as the option to convert them into TAP Shares, were classified as a single financial asset recorded at changes in the fair value through profit or loss, in the amount of R$61,675 (Note 24) under “Result from related parties transactions, net”, classified in “Long-term investments”.

iii. Other Investments

On March 14, 2019, ALAB acquired 6.1% post-dilution economic shares in TAP from Hainan Airlines Civil Aviation Investment Limited (“HACAIL”) for US$ 25 million or R$96,161. The current shares represents 20.0% and 35.6% of the voting rights and economic rights of Atlantic Gateway, respectively.

On July 1, 2019 HACAIL transferred the shares held in Atlantic Gateway to Global AzulAirProjects, SGPS, S.A.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

The investment is recognized at fair value in the balance sheet under “Long term investments”. On December 31, 2019 the gain resulting from this transaction, in the amount of R$64,710, was fully recorded at fair value through profit or loss, under “Result from related parties transations, net”.

i)	Service Agreements with Águia Branca Participações S.A.

On January 1, 2013, we entered into an agreement with Águia Branca Participações S.A., one of our shareholders, for the sharing of information technology resources during an indefinite period, which was an extension of a similar agreement that TRIP entered into with Águia Branca Participações S.A., and on November 1, 2015, we entered into a services agreement with Águia Branca Participações S.A. for the hosting and use of information technology resources for a 24 month term, which has been renewed for an additional 12 month term. The amounts payable under these agreements are based on the services actually rendered. We paid R$50,118, R$49,900 and R$46,500 in connection with these agreements in 2019, 2018 and 2017, respectively.

j)	Air Tickets Sales Agreement with Caprioli Turismo Ltda.

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

k)	Consulting Services Agreement with Plane View Partners

On April 16, 2020, our board of directors approved the hiring of Plane View Partners, an aviation consulting firm founded by one of our Board members, to support our fleet plan strategy and engage with aircraft manufacturers and lessors.

13. Security deposits and maintenance reserves

	December 31,
	2019	2018
Security deposits	152,635	225,230
Maintenance reserve deposits	1,498,898	1,321,490

	1,651,533	1,546,720

Current assets	258,212	144,192
Non current assets	1,393,321	1,402,528

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

The Company recognized a write-off in the “Maintenance materials and repairs” in the income statements line item for maintenance reserve deposits that are not likely to be reimbursed in relation to aircraft that went through their last maintenance event prior to their return.

The Company replaced some of its security deposits and maintenance reserves deposits with bank guarantees, and was refunded an amount of R$100,136 and R$76,931, respectively as of December 31, 2019 (December 31, 2018 - R$18,125 and R$106,875 respectively).

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

Presented below are the changes in the security deposits and maintenance reserve deposits balance:

	Maintenance reserves deposits	Security deposits	Total
Balance at December 31, 2017	1,078,135	180,992	1,259,127

Additions	317,698	39,593	357,291
Write-offs	(31,132)	(968)	(32,100)
Refunds/returns	(236,987)	(23,175)	(260,162)
Foreign exchanges variations	193,776	28,788	222,564

Balance at December 31, 2018	1,321,490	225,230	1,546,720

Additions	343,727	37,614	381,341
Write-offs	(8,417)	—	(8,417)
Refunds/returns	(210,356)	(113,137)	(323,493)
Foreign exchanges variations	52,454	2,928	55,382

Balance at December 31, 2019	1,498,898	152,635	1,651,533

Current assets	258,212	—	258,212
Non current assets	1,240,686	152,635	1,393,321

14.	Property, equipment and right of the use assets

Property and equipment and right-of-use assets are mainly comprised of aircraft, engines and aircraft equipment.

As a result of the annual impairment analysis, the Company recorded impairment of non-current assets and assets in use in the amount of R$2,032,207 in 2019 under the heading “Depreciation, amortization and impairment” (Note 1).

In addition, one aircraft has been classified as held for sale as its carrying amount will be recovered principally through sale rather than through continuing use. The aircraft is available for immediate sale at its present condition and the sale is highly probable. The fair value less costs to sell the aircraft was estimated to be lower than the carrying amount and an impairment loss of R$16,325 has been recognized. The impaired carrying amount has been transferred to the “assets held for sale” line on the balance sheet.

14.1	Property and equipments

During the year ended December 31, 2019, the Company entered into a sale and leaseback transaction on an owned engine. The gain associated with this transaction, which resulted in an operating lease, amounted to R$6,260 and was recognized in “Other operating expenses, net”.

During the year ended December 31, 2019, the Company sold one aircraft. The loss associated with the sale of R$15,854 was recognized in “Other operating expenses, net”.

During the year ended December 31, 2018, the Company entered into a sale and leaseback transaction on an owned engine. The loss associated with the sale and leaseback transactions amounted to R$6,570 and was recorded on “Other operating expenses, net”.

During the year ended December 31, 2018, the Company entered into seven aircraft sale transactions resulting in a net loss of R$144,251, recognized in “Other operating expenses, net”.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

a)	Breakdown

	December 31, 2019			December 31, 2018 (Restated)
	Cost	Accumulated depreciation	Net amount	Net amount
Leasehold improvements	296,728	(78,131)	218,597	93,285
Equipment and facilities	176,814	(106,235)	70,579	49,243
Vehicles	3,614	(1,535)	2,079	2,207
Furniture and fixtures	20,683	(15,119)	5,564	5,029
Aircraft equipment	1,856,138	(941,533)	914,605	1,039,473
Aircraft and engines	850,391	(349,392)	500,999	459,056
Advance payments for acquisition of aircraft	84,578	—	84,578	112,923
Construction in progress	171,839	—	171,839	81,023

	3,460,785	(1,491,945)	1,968,840	1,842,239

b)	Changes in property and equipment balances are as follows

	Cost
	December 31, 2018 (Restated)	Acquisitions	Disposals/ Write-offs	Transfers	December 31, 2019
Leasehold improvements	146,315	124,181	(3,118)	29,350	296,728
Equipment and facilities	130,655	48,101	(2,091)	149	176,814
Vehicles	3,238	376	—	—	3,614
Furniture and fixtures	18,797	1,891	(5)	—	20,683
Aircraft equipment	1,378,352	566,152	(72,835)	(15,531)	1,856,138
Aircraft and engines	629,473	146,527	(149,910)	224,301	850,391
Advance payments for acquisition of aircraft	112,923	55,649	(45,081)	(38,913)	84,578
Construction in progress	81,023	319,275	—	(228,459)	171,839

	2,500,776	1,262,152	(273,040)	(29,103)	3,460,785

	Accumulated depreciation
	December 31, 2018 (Restated)	Depreciation for the period	Disposals/ Write- offs	Transfers	Impairment	December 31, 2019
Leasehold improvements	(53,030)	(25,157)	186	—	(130)	(78,131)
Equipment and facilities	(81,412)	(17,265)	687	—	(8,245)	(106,235)
Vehicles	(1,031)	(504)	—	—	—	(1,535)
Furniture and fixtures	(13,768)	(1,356)	5	—	—	(15,119)
Aircraft equipment	(338,879)	(143,550)	42,249	—	(501,353)	(941,533)
Aircraft and engines	(170,417)	(33,822)	32,295	—	(177,448)	(349,392)

	(658,537)	(221,654)	75,422	—	(687,176)	(1,491,945)

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

14.2	Right of use – aircraft lease and others

a)	Breakdown

	December 31, 2019			December 31, 2018 (Restated)
	Cost	Accumulated depreciation	Net Amount	Net Amount
Aircraft of operating lease	10,901,791	(4,619,858)	6,281,933	3,617,062
Aircraft of finance lease	1,169,636	(916,173)	253,463	924,272
Engines and simulators	484,597	(235,495)	249,102	143,829
Properties	114,167	(64,042)	50,125	54,150
Vehicles	10,238	(7,127)	3,111	2,521
Equipments	20,088	(15,584)	4,502	12,994
Transports	12,065	(12,065)	—	—
Restoration of aircraft and engines	423,194	(178,020)	245,176	171,498

	13,135,776	(6,048,364)	7,087,412	4,926,326

b)	Changes in right of use assets balances

	Cost
	December 31, 2018 (Restated)	Acquisitions	Disposals/ Write-offs	Transfers	December 31, 2019
Aircraft of operating lease	6,943,314	4,002,981	(42,570)	(1,934)	10,901,791
Aircraft of finance lease	1,289,161	28,455	(75,623)	(72,357)	1,169,636
Engines and simulators	336,731	147,866	—	—	484,597
Properties	105,754	8,413	—	—	114,167
Vehicles	7,999	2,239	—	—	10,238
Equipments	20,767	171	(850)	—	20,088
Transports	—	12,065	—	—	12,065
Restoration of aircraft and engines	283,542	139,652	—	—	423,194

	8,987,268	4,341,842	(119.043)	(74,291)	13,135,776

	Accumulated depreciation
	December 31, 2018 (Restated)	Depreciations	Disposals/ Write-offs	Impairment	Transfers	December 31, 2019
Aircraft of operating lease	(3,326,252)	(875,170)	42,570	(461,006)	—	(4,619,858)
Aircraft of finance lease	(364,891)	(52,848)	10,019	(536,341)	27,888	(916,173)
Engines and simulators	(192,902)	(38,723)	—	(3,870)	—	(235,495)
Properties	(51,604)	(12,438)	—	—	—	(64,042)
Vehicles	(5,478)	(1,649)	—	—	—	(7,127)
Equipments	(7,773)	(8,427)	616	—	—	(15,584)
Transports	—	(12,065)	—	—	—	(12,065)
Restoration of aircraft and engines	(112,043)	(33,503)	—	(32,474)	—	(178,020)

	(4,060,943)	(1,034.823)	53,205	(1,033,691)	27,888	(6,048,364)

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

14.3	Right of use – maintenance

a)	Breakdown

	December 31, 2019			December 31, 2018 (Restated)
	Cost	Accumulated depreciation	Net Amount	Net Amount
Checks	201,712	(153,522)	48,190	73,977
Checks in progress	23,662	—	23,662	—
Engines maintenance	1,149,551	(724,012)	425,539	558,923

	1,374,925	(877,534)	497,391	632,900

b)	Changes in right of use maintenance balances

	Cost
	December 31, 2018 (Restated)	Acquisitions	Disposals/ Write-offs	Transfers	December 31, 2019
Checks	143,866	63,493	(9,971)	4,324	201,712
Checks in progress	—	45,527	(10,546)	(11,319)	23,662
Engines maintenance	779,651	425,482	(67,585)	12,003	1,149,551

	923,517	534,502	(88,102)	5,008	1,374,925

	Accumulated Depreciation
	December 31, 2018 (Restated)	Accumulated depreciation	Disposals/ Write-offs	Transfers	Impairment	December 31, 2019
Checks	(69,889)	(49,313)	3,101	—	(37,421)	(153,522)
Engines maintenance	(220,728)	(255,043)	42,003	—	(290,244)	(724,012)

	(290,617)	(304,356)	45,104	—	(327,665)	(877,534)

15. Intangible assets

a)	Breakdown

	December 31, 2019			December 31, 2018
	Cost	Accumulated amortization	Net amount	Net amount
Goodwill (i)	753,502	—	753,502	753,502
Airport operating licenses (ii)	82,196	—	82,196	82,196
Software	489,904	(238,118)	251,786	180,858

	1,325,602	(238,118)	1,087,484	1,016,556

b)	Changes in intangible assets balances are as follows:

	Costs
	December 31, 2018	Acquisitions	Disposals/ Written-off	Transfers	December 31, 2019
Goodwill (i)	753,502	—	—	—	753.502
Airport operating licenses (ii)	82,196	—	—	—	82,196
Software	357,457	132,447	—	—	489,904

	1,193,155	132,447	—	—	1,325,602

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

	Accumulated amortization
	December 31, 2018	Amortization for the year	Disposals/ Written-off	Transfers	December 31, 2019
Software	(176,599)	(61,519)	—	—	(238,118)

	(176,599)	(61,519)	—	—	(238,118)

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

Impairment of goodwill and Airport operating licenses

The Company performed its annual impairment tests as of December 31, 2019. The Company assessed that the most appropriate method for estimating the recoverable amount of the Company’s single CGU (cash-generating unit) is by using the income approach through the discounted cash flows method, resulting in the value in use.

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

These assumptions are both reviewed and approved by management. The discounted cash flow that determined the value of the CGU was prepared in accordance with the Company’s business plan, which was approved in December 12, 2019.

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

The Company prepared a sensitivity analysis considering the variations in the Earnings Before Interest and Tax (“EBIT”) margin and the nominal discount rate as shown below:

	Variations
Appreciation (depreciation)	1.0%	0.0%	-1.0%
Discount rate before taxes	9.8%	8.8%	7.8%
EBIT	-9.5%	-10.5%	-11.5%

The result of the impairment test, which includes a sensitivity analysis of the main variables, showed that the estimated recoverable amount is higher than carrying value of net assets allocated to the cash generating unit, and therefore no impairment was recognized as of December 31, 2019.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

16. Income tax and social contribution

a)	Income tax and social contribution

	For the year ended December 31,
	2019	2018 (Restated)	2017 (Restated)
Loss before income tax and social contribution	(2,536,265)	(452,926)	414,129
Combined tax rate	34%	34%	34%

Income tax and social contribution statutory rate	862,330	153,995	(140,804)

Adjustments to calculate the effective tax rate:
Taxable profit on foreign subsidiaries	(3,020)	(21,867)	(13,496)
Exchange differences on foreign subsidiaries	(7,321)	24,917	27,064
Unrecorded deferred tax on tax loss and on temporary differences	(880,375)	(400,187)	56,598
Deferred income tax on tax losses included in the PERT (*)	84,712	—	83,143
Permanent differences	76,958	65,971	(8,006)
Other	(105)	(5,634)	5,885

Total income tax and social contribution expenses	133,179	(182,805)	10,384

Current income tax and social contribution	(2,228)	(11,224)	2,875
Deferred income tax and social contribution	135,407	(171,581)	7,509

	133,179	(182,805)	10,384

(*)	Tax Recovery Program (“PERT”)

b)	Breakdown of deferred income tax and social contribution

	December 31,
	2019	2018 (Restated)
Deferred taxes
On temporary differences
Provision for tax, civil and labor risks	21,819	27,524
Deferred revenue of TudoAzul program	(148,963)	(132,740)
Aircraft lease expense	1,312,552	1,371,421
Depreciation of aircraft and engines	(48,899)	(33,973)
Exchange rate	(16,498)	(13,397)
Deferred gain related to aircraft sold	19,747	37,628
Cash flow hedge	53,977	52,349
Fair value of TAP convertible bonds	(243,288)	(274,520)
Fair value of other investments	(21,963)	—
Other provisions	116,810	—
Financial instruments	(201,738)	(73,735)
Impairment	989,242	—
Fair value of aircraft	—	(397)
Fair value of slots	—	(27,947)
Other on business combination fair value adjustment	—	(2,707)
Others	73,497	61,993

Net deferred tax (liabilities)	1,906,297	991,500

Net deferred tax assets / (liabilities) on temporary adjustments recognized	(259,785)	(311,391)
Deferred tax assets recognized on net operating losses	17,270	18,180

Net deferred tax assets / (liabilities) – recognized	(242,516)	(293,211)

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

The Company offsets tax assets and liabilities only when has a legally enforceable right to offset current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes levied by the same tax authority.

Deferred tax assets are recognized only to the extent that recovery is probable. As of December 31, 2019 the Company has recognized the amount of R$259,785.

The Company has income tax losses that are available indefinitely for offsetting against future taxable profits, as follows:

	December 31,
	2019	2018
Net tax losses	1,971,779	1,829,244

Income tax loss carryforwards (25%)	492,945	457,311
Social contribution negative base tax carryforwards (9%)	177,460	164,632

Deferred income tax asset on tax losses at the amount of R$ 670,405 has not been recognized as there is no evidence of recoverability in the near future, except for R$17,270.

17. Loans and financing

	December 31
	2019	2018 (Restated)
Loans	2,825,749	2,025,607
Debentures	692,407	730,519

	3,518,156	2,756,126
Current	481,227	158,813

Non-current	3,036,929	2,597,313

Interest-bearing loans, financing and debentures are measured at amortized cost, using the effective interest rate method.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

17.1.	Loans

				Loans		Fair value of designated derivatives (*)
				December 31,		December 31,
	Guarantees	Interest	Final maturity	2019	2018 (Restated)	2019	2018 (Restated)
Denominated in foreign currency - US$
Aircraft and engine acquisition	Chattel mortgage	LIBOR plus “spread” between 2.55% and 3.6% p.a. and fixed interest between 5.37% and 6.07%/ US Treasury + 3,25% p.a.	03/2029	896,232	100,042	(10,971)	—

Working capital (*) (a)	Receivables of Azul and no guarantees	LIBOR plus fixed interest of 0.88% p.a. and fixed of 5.90%p.a	10/2024	1,727,882	1,656,947	(303,507)	(266,404)

Denominated in local currency - R$
Aircraft and engine acquisition (FINAME) (**)	Investments and chattel mortgage of aircraft	Fixed between 6.00% to 6.50% p.a. and SELIC plus 5.46% p.a.	05/2025	164,280	192,861	(3,309)	—

Working capital	Bail letter	5.0% fixed p.a and 125% to 126% of CDI	07/2021	37,355	73,376	—	—

Finance lease	Chattel mortgage	CDI plus fixed spread between 3.97% p.a. and 4.91% p.a.	11/2019	—	2,381	—	—

Total in R$				2,825,749	2,025,607	(317,787)	(266,404)

Current position				233,487	119,676	—	—

Non-current position				2,592,262	1,905,931	(317,787)	(266,404)

(*)	Ilustrates the effect of hedges designated for hedge accounting, which are detailed in Note 24. The debt position considering the effects of the hedge can be seen on Note 5.
(**)	FINAME are a special credit line from BNDES (the Brazilian development bank).

a)	Senior notes

The Company issued US$400 million in unsecured senior notes in October 2017 at 5.875% per year and maturity on October 26, 2024. Interest on the notes will be payable semi-annually in arrears on April 26 and October 26 of each year, beginning on April 26, 2018.

On December 14, 2017, the total amount referring to the Senior Notes was exchanged from Dollars to Reais by means of swap derivative contracts and exchange options to protect interest expenses, and through exchange options to protect the principal amount.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

As a result of the implementation of this hedge structure, on April 1, 2018, the Senior Notes are protected against foreign currency fluctuations, up to an exchange rate of R$4.7500 for US$1.00, and above this level will be exposed only to the difference between the effective exchange rate and R$ 4.7500. In addition, the Company will benefit from any upside from the devaluation of the Brazilian real in case the exchange rate is bellow R$3.2865 for US$1.00. The options were financed, yielding a total hedged cost of debt of 99.3% of CDI.

The result of the hedge recognized in the “Derivative financial instruments” asset and liability line itens and the consolidated debt position including the effect of the hedge is detailed in note 5.

The details of this transaction is following:

Options Structure	Coupon Payments		Principal Payment
Period	Apr/2018 to Apr/2019	Oct/2019 to Oct/2024	Oct/2024
Notional	US$12 million	US$12 million	US$400 million
Put option bought	—	3.2865	N/A
Call option bought	N/A	N/A	3.2865
Call option sold	—	4.7500	4.7500

	Senior notes	Swap
Currency	US$	R$
Amount	US$400 million	R$1,314,600
Interest	Fixed	Floating
Interest rate	5.875%	99.3% of CDI

b)	Long term loans mature as follows:

	December 31,
	2019	2018 (Restated)
2020	—	191,437
2021	202,798	59,875
2022	270,899	49,560
2023	258,422	37,016
After 2023	1,860,143	1,568,043

	2,592,262	1,905,931

c)	The following assets serve as guarantees to secure the financing agreements

	December 31,
	2019	2018 (Restated)
Equipment and right of use assets (carrying value) used as collateral (Note 14)	7,285,497	5,144,219

d)

The undrawn borrowing facilities available in the future for setting capital commitments amounted R$198,714 as of December 31, 2019. Facilities are available exclusively for the funding of Embraer E195 jets engine maintenance costs.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

17.2.	Debentures

	Guarantees	Interest	Final maturity	December 31,
				2019	2018
Eight issue	Credit cards receivable	CDI + 1.50% p.a.	01/2019	—	40,758
Nine issue	Credit cards receivable	122% of CDI	12/2021	495,548	493,990
Tenth issue	Credit cards receivable	117% of CDI	12/2023	196,859	195,771

Total				692,407	730,519

Current position				247,740	39,137

Non-current position				444,667	691,382

Long term debentures mature as follows:

	December 31,
	2019	2018
2020	—	296,338
2021	336,580	296,777
2022	89,044	49,131
2023	19,043	49,136

	444,667	691,382

17.3	Covenants

As of December 31, 2019 the Company had an outstanding balance of R$1,366,842 in “loans and financing” subject to financial covenants related to leverage and debt coverage ratios.

Covenants relate to	Ratios measured	Ratios measured
9th issuance of debentures	(i) adjusted debt coverage ratio (ICSD) equal or higher to 1.2; and (ii) leverage ratio equal or lower than 6.5.	Annually
10th issuance of debentures
Aircraft financing	(i) adjusted debt coverage ratio (ICSD) equal or higher to 1.2; and (ii) leverage ratio equal or lower than 5.5.	Quarterly

As of December 31, 2019 the Company was in compliance with all the covenants related to financial transactions.

18. Lease liabilities

	December 31,
	2019	2018 (Restated)
Aircraft	11,686,481	8,582,974
Engine and simulators	347,911	254,227
Property	60,648	65,151
Vehicles	7,615	14,668
Equipments	3,089	2,726
Transports	877	—

	12,106,621	8,919,746

Current liability	1,585,233	1,237,909

Non-current liability	10,521,388	7,681,837

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

The Company entered into sublease transactions of 15 aircraft with TAP and of December 31, 2019 has recorded in “Aircraft sublease receivable” the amount of R$279,504 (December 31, 2018 - R$361,738) (Note 9).

The movement schedule for lease liabilities are as follows:

	Weighted average rate (p.a.)	December 31, 2018 (Restated)	Additions	Payments	Interest Accrual	Disposals	Foreign Exchange	December 31, 2019
Right-of-use leases without purchase option
Aircraft and engines	8.20%	7,725,397	4,153,314	(1,865,472)	726,613	(24,775)	331,057	11,046,134

Others	7.64%	82,545	22,888	(39,008)	8,628	(279)	(2,544)	72,230

Right-of-use leases with purchase option	6.15%	1,111,804	32,188	(269,988)	70,767	—	43,486	988,257

Total		8,919,746	4,208,390	(2,174,468)	806,008	(25,054)	371,999	12,106,621

The leases have an average repayment (in years) are as follows:

	December 31,
	2019	2018 (Restated)
Aircraft and engines
Right-of-use leases without purchase option	8.26	7.33
Right-of-use leases with purchase option	4.24	5.22

The future minimum payments and the present value of the minimum lease liabilities are as follows:

	December 31,
	2019	2018
2019	—	1,957,371
2020	2,481,457	1,828,394
2021	2,335,363	1,726,072
2022	2,406,701	1,798,733
2023	1,875,308	1,293,654
2024	1,560,055	992,525
After 2024	5,580,166	2,324,962

Minimum lease payments	16,239,050	11,921,711
Financial expenses	(4,132,429)	(3,001,965)

Net present value of minimum lease payments	12,106,621	8,919,746

The following are the amounts recognized in statement of net income (loss):

	Consolidated
	2019	2018 (Restated)	2017 (Restated)
Depreciation expense of right-of-use assets	(1,034,823)	(973,084)	(790,737)
Interest expense on lease liabilities	(806,008)	(625,906)	(556,781)
Finance income on lease receivalbes	29,695	33,129	33,467
Expense relating to short-term leases	(79,855)	(34,434)	(35,619)

Total amount recognized	(1,890,991)	(1,600,295)	(1,349,670)

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

Some finance leases were designated as a cash flow hedge object. The Company used interest rate swaps to convert the post-fixed rate Libor into a fixed-rate exposure, hedging the volatility of future cash flow. Interest rate swaps have the same maturity and common terms as the finance leases.

19. Accounts payable

	December 31,
	2019	2018
Local currency	1,202,166	994,662
Foreign currency	424,411	455,777

	1,626,577	1,450,439

20. Air traffic liability

Air traffic liability is comprised of the following:

	December 31,
	2019	2018
Advance ticket sales	1,408,272	1,099,978
TudoAzul program	685,982	572,474

	2,094,254	1,672,452

21. Provisions

	Return of aircraft and engines	Provision for taxes, civil and labor risks	Provision for onerous contract	Total
Balance at December 31, 2017	479,957	73,198	—	553,155

Provisions recognized	44,199	70,438	—	171,701
Utilized provisions	—	(62,653)	—	(62,653)
Amortization of financial expense	57,064	—	—	57,064
Foreign exchanges variations	87,821	—	—	87,821

Balance at December 31, 2018 (Restated)	669,041	80,983	—	750,024

Provisions recognized	139,652	100,241	1,129,866	1,369,759
Utilized provisions	(333,420)	(93,718)	—	(427,138)
Amortization of financial expense	67,366	—	18,633	85,999
Foreign exchanges variations	28,036	—	6,672	34,708

Balance of December 31, 2019	570,675	87,506	1,155,171	1,813,352
Current	68,888	—	254,553	323,441

Non-current	501,787	87,506	900,618	1,489,911

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

21.1. Return of aircraft and engines

The provision for the return of aircraft and engines is based on the estimated future costs to be incurred in order to meet the contractual conditions for the return of engines and aircraft maintained under an operating lease.

21.2. Provision for taxes, civil and labor risks

The Company is party to certain labor, civil and tax lawsuits for which appeals have been filed. Based on the Company’s external and internal legal counsels’ opinion, management believes that the recorded provisions are sufficient to cover probable losses. In addition, the Company has made judicial deposits when required by court.

These provisions are as follows:

	December 31,
	2019	2018
Taxes	2,024	1,962
Civil	45,067	44,960
Labor	40,415	34,061

	87,506	80,983

The total amount of claims, which according to management represent losses that are reasonably possible but not probable, for which no provision was recorded are as follow:

	December 31,
	2019	2018
Taxes	116,074	87,384
Civil	77,360	43,203
Labor	123,119	135,311

	316,553	265,898

a)

Tax proceedings: The Company has tax proceedings related to additional charge of 1% of COFINS on imports of aircraft and engines, in accordance with the provisions of Law 10,865/04, the application of COFINS at a zero rate for imports of aircraft and parts. Management believes that the risk of loss is possible and therefore no provision was recorded for such amounts.

b)	Civil lawsuits: The Company is party to various types of civil lawsuits for compensation claims in relation to flight delays, cancellations of flights, luggage and damage loss, amongst others.

c)	Labor lawsuits: The Company is party to various types of labor lawsuits related to overtime, additional remuneration for undertaking hazardous activities, safety related payments, amongst others.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

The Labor Prosecution’s Office filed on February 22, 2017 a lawsuit against the Company claiming that it had violated certain labor regulations, including limitations on daily working hours and rest periods. The claim totals approximately R$66,000 in punitive damages. The lawsuit is currently waiting for hearing and the Company is negotiating an agreement. The Company classifies the likelihood of loss as possible.

21.3 Provision for onerous contract

Provision for impairment charge recognized in 2019 that exceeds assets net book value in relation to onerous contracts (Note 1).

22. Equity

a)	Issued capital and authorized shares, all registered and without par value

	Company’s capital is - R$	Common shares	Preferred shares
At December 31, 2019	2,243,215	928,965,058	329,568,166
At December 31, 2018	2,209,415	928,965,058	326,631,190

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

Issuance of shares and issued capital

During the year ended December 31, 2019, the Company issued 2,936,976 preferred shares (December 31, 2018 – 4,877,470) in the amount of R$33,800 (December 31, 2018 – R$46,038) in connection with the exercise of stock options.

b)	Capital reserve

The share-based payment reserve is used to recognize the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their compensation. For the year ended December 31, 2019, the Company recognized compensation expense for an amount of R$18,894 (December 31, 2018 – R$22,930 and December 31, 2017 – R$29,889).

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

c)	Dividends

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

The Company has not distributed dividends for the year ended on exercice ended on December 31, 2019, 2018 and 2017.

d)	Other comprehensive loss

Changes in fair value of derivative instruments designated as cash flow hedges are recognized in other comprehensive loss, net of tax effects, for a loss of R$159,261 and R$153,969, as of December 31, 2019 and 2018 respectively.

e)	Treasury shares

	Number of shares	R$
At December 31, 2017	103,000	2,745
Purchased	447,000	12,179
Cancelled	(217,020)	(4,374)

At December 31, 2018	332,980	10,550

Purchased	301,008	12,853
Cancelled	(189,742)	(7,838)

December 31, 2019	444,246	15,565

23. Income (loss) per share

Basic earnings or loss per common share are calculated by dividing net income (loss) attributable to the equity holders of Azul by the weighted average number of common shares outstanding during the year ended December 31, 2019, 2018 and 2017, including the conversion of the weighted average number of preferred shares outstanding during the year ended into common shares.

Diluted earnings or loss per common share are calculated by dividing the net income (loss) attributable to the equity holders of Azul, by the weighted average number of common shares outstanding during the year ended December 31, 2019, 2018 and 2017, including the conversion of the weighted average number of preferred shares outstanding during the years into common shares, plus the weighted average number of common shares that would be issued on conversion of all the dilutive potential common shares into common shares.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

Basic earnings or loss per preferred share are calculated by dividing net income (loss) attributable to the equity holders of Azul by the weighted average number of preferred shares outstanding during the year ended December 31, 2019, 2018 and 2017, including the conversion of the weighted average number of common shares outstanding during the years into preferred shares.

Diluted earnings or loss per preferred share are calculated by dividing the net income (loss) attributable to the equity holders of Azul, by the weighted average number of preferred shares outstanding during the year ended December 31, 2019, 2018 and 2017, including the conversion of the weighted average number of common shares outstanding during the years into preferred shares, plus the weighted average number of preferred shares that would be issued on conversion of all the dilutive potential preferred shares into preferred shares.

The following table shows the calculation of income or loss per common and preferred share in thousands, except for values per share:

	For the year ended December 31,
	2019	2018 (Restated)	2017 (Restated)
Numerator
Net income (loss)	(2,403,086)	(635,731)	424,513
Denominator
Weighted average number of common shares	928,965,058	928,965,058	928,965,058
Weighted average number of preferred shares	328,571,282	325,310,485	303,200,642
75 preferred shares (*)	75.0	75.0	75.0
Weighted average number of preferred equivalent shares (*)	340,957,483	337,696,686	315,586,842
Weighted average number of common equivalent shares (**)	25,571,811,221	25,327,251,414	23,669,013,177
Weighted average number of shares based payment	9,865,114	11,530,390	15,446,459
Weighted average number of shares that would have been issued at average market price	6,805,600	6,400,619	9,253,991
Basic net loss per common share	(0.09)	(0.03)	0.02
Diluted net loss per common share	(0.09)	(0.03)	0.02
Basic net loss per preferred share	(7.05)	(1.88)	1.35
Diluted net loss per preferred share	(7.05)	(1.88)	1.32

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

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

24. Derivative financial instruments

The Company has the following financial instruments:

		Book value		Fair value
	Level	December 31,		December 31,
		2019	2018 (Restated)	2019	2018 (Restated)
Assets:
Cash and cash equivalents (Note 6)	2	1,647,880	1,169,136	1,647,880	1,169,136
Trade and other receivables (Note 8)	2	1,165,866	1,069,056	1,165,866	1,069,056
Aircraft sublease receivables (Note 9) (*)	2	279,504	361,738	279,504	361,738
Short-term investments (Note 7)	2	62,009	517,423	62,009	517,423
Long term investments	3	1,397,699	1,287,781	1,397,699	1,287,781
Derivative financial instruments (*)	2	825,924	595,380	825,924	595,380

Liabilities:

Accounts payable (Note 19)	2	1,626,577	1,450,439	1,626,577	1,450,439
Loans and financing (Note 17)(*)	2	3,518,156	2,756,126	3,504,754	2,742,359
Lease liabilities (Note 18) (*)	2	12,106,621	8,919,746	12,106,621	8,919,746
Derivative financial instruments (*)	2/3	310,190	440,994	310,190	440,994

(*)	Includes current and non-current.

The carrying value of trade, aircraft sublease receivable and other receivables and accounts payable approximate their fair value largely due to the short-term maturity of these instruments.

24.1	Long term Investments

The Company has the following long term financial investments evaluated at fair value:

	December 31,
	2019	2018
Bond TAP	1,236,828	1,287,781
Other investments (Note 12 (g)(iii))	160,871	—

	1,397,699	1,287,781

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

Description of significant unobservable inputs to valuation:

The significant unobservable inputs used in the fair value measurements categorised within Level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as of December 31, 2019 and 2018 are shown below:

Non-listed equity investments -Level 3 financial assets

Valuation technique	Significant unobservable inputs	Rate	Sensitivity of the input to fair value (amounts in millions of reais)
Discounted cash flow method	Long-term growth rate for cash flows for subsequent years	December 31, 2019: 2.5% (December 31, 2018: 1.9%)	10bps (2018 – 10bps) increase (decrease) in the growth rate would result in an increase (decrease) in the fair value of R$24 (December 31, 2018 - R$3)

	Cost of equity	December 31, 2019: 13.6% (December 31, 2018: 12.2%)

50bps increase in cost of equity would result in a reduction in the fair value of R$18 (December 31, 2018 - R$23).

50bps reduction in cost of equity would result in an increase in the fair value of R$20 (December 31, 2018 - R$25).

Level 3 financial assets reconciliation

Changes in the fair value of the TAP Convertible Bonds is detailed below:

	December 31,
	2019	2018
Balance at the beginning of the period	1,287,781	835,957
Foreign currency exchange gain (loss) (*)	10,723	48,365
Interest accrual (Note 12.g.ii) (**)	30,184	29,630
Net present value of debt component (Note 12.g.ii) (**)	116,912	13,219
Fair value of call-option (Note 12.g.ii) (**)	(208,772)	360,610

Balance at the end of the period	1,236,828	1,287,781

(*)	recorded in the “Foreign currency exchange, net” in the income statements line item.
(**)	recorded in the “Result from related parties transactions, net” in the income statements line item.

Changes in the fair value of other investments are detailed below:

	December 31,
	2019	2018
Balance at the beginning of the period	—	—
Acquisition	96,161	—
Fair value of other investments (*)	64,710	—

Balance at the end of the period	160,871	—

(*)	recorded in the “Result from related parties transactions, net” in the income statements line on the acquisition.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

24.2 Derivative financial instruments

	December 31, 2019		December 31, 2018
	Assets	Liabilities	Assets	Liabilities
Cash flow hedge
Interest rate swap contract	—	(7,129)	—	(9,422)
Foreign currency options	338,592	—	246,323	—
Fair value hedge
Interest rate swap contract	24,057	—	21,813	(1,732)
Derivatives not designated as hedge
Interest rate swap contract	203,636	(266,439)	93,606	(260,593)
Forward foreign currency contract	203,148	(1,135)	233,638	(74)
Heating oil forward contracts	56,491	—	—	(123,224)
Foreign currency options	—	(35,487)	—	(45,949)

	825,924	(310,190)	595,380	(440,994)

The maturity of the derivative financial instruments held by the Company is as follows:

December 31, 2019	Immediate	Until 6 months	7 to 12 months	1 to 5 years	Total
Assets from derivative transactions	3,354	89,580	75,214	657,776	825,924
Liabilities from derivative transactions	(2,135)	(46,987)	(32,074)	(228,994)	(310,190)

Total financial instruments	1,219	42,593	43,140	428,782	515,734

Cash flow hedge

Definition	Origin of Risk	Risks designated for hedge	Hedge instrument	Recognition
Hedge of exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect the Company’s results.	Finance lease of aircraft with post-fixed interest rates	Interest Rate (Libor USD)	Cash Flow Swap - swapping post-fixed interest rate to pre-fixed.

•  Protected item: Amortized cost - Liabilities in contra-entry result.

•  Hedge instrument: Fair value - Assets / Liabilities (MtM) in contra-entry profit (accrual) and other comprehensive income (MtM).

	Senior Notes denominated in foreign currency (only amortization)	Exchange Variation of dolar	Foreign currency options

•  Protected item: Amortized cost - Liabilities in contra-entry result.

•  Hedge instrument: Fair value - Asset / Liability (MtM), in income statement (Intrinsic Value), offsetting the effect of the exchange variation on debt and other comprehensive income in Equity (Value in time)

As of December 31, 2019 and 2018, the Company had interest rate swaps designated as cash flow hedges to hedge against the effect of changes in the interest rate on a portion of the finance leases payments and forward foreign currency contractfor the protection of the Senior Notes principal denominated in foreign currency and the principal of OPIC in the next 12 months.

On April 16, 2019, the Company designated for cash flow hedge accounting options with notional in the amount of US$79 million contracted for the purpose of protecting the principal of Opic.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

The positions were:

December 31, 2019	Notional amount	Asset position	Liability position	Fair value
Cash flow hedge:
Loans and financing	40,872	LIBOR US$	Fixed rate	(7,129)
Foreign currency options	1,614,211	US$	R$	338,592

	1,655,083			331,463

December 31, 2018	Notional amount	Asset position	Liability position	Fair value
Cash flow hedge:
Loans and financing	57,805	LIBOR US$	Fixed rate	(9,422)
Foreign currency options	1,314,600	US$	R$	246,323

	1,372,405			236,901

The critical terms of the swap contracts matched with the terms of the hedged loans. Considering all transactions were deemed effective, the fair value changes on cash flow hedge were recorded in other comprehensive loss against financial instruments in liabilities or assets.

The gains and losses of hedge items (accrual of interest and exchange variation – finance lease and senior notes respectively) are impacted monthly, and are therefore offset monthly by the hedge instruments.

Factors that may influence hedge effectiveness include: i) the time difference between the hedging instrument and the hedged item and ii) the counterparty’s credit risk substantially impacts the fair value of the derivative instrument, but not the hedged object (Senior Notes).

Changes in other comprehensive loss (cash flow hedge reserve) are detailed below:

	December 31,
	2019	2018 (Restated)	2017 (Restated)
Balance at the beginning of the period	(153,969)	(14,688)	(33,785)

Transactions settled during the period	4,389	6,444	6,435
New transactions recognized in income statement	(7,353)	(215,765)	—
Fair value adjustment	(2,328)	70,040	12,662

Balance at the end of the period	(159,261)	(153,969)	(14,688)

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

Fair value hedge

Definition	Origin of Risk	Risks designated for hedge	Hedge instrument	Recognition
Hedge of exposure to changes in the fair value of recognized asset or liability or unrecognized firm commitment.	Finance lease of aircraft with pre-fixed interest rates	Interest rate	Cash Flow Swap - swapping pre-fixed interest rate to post-fixed.	• Protected item: Fair value - Liabilities in contra-entry result. • Hedge instrument: Fair value - Assets / Liabilities in contra-entry result (MtM).
	Debt instruments denominated in US$	Exchange Rate and Interest Rate	Cash Flow Swap - swapping US $ + Spread to reais at% CDI.	• Protected item: Fair value - Liabilities in contra-entry result. • Hedge instrument: Fair value - Assets / Liabilities in contra-entry result (MtM).

As of December 31, 2019 the Company had fixed to floating interest rate swap contracts with a notional amount of R$139,702 (December 31, 2018 - R$163,353). These contracts entitle the Company to receive fixed interest rates and pay floating interest based on CDI.

Adjustment to fair value of these contracts resulted in the recognition of an unrealized gain of R$24,057 (December 31, 2018 – R$20,081 and December 31, 2017 – loss of R$4,723) which was recorded as financial income. The impact on the statement of net income (loss) was offset by a negative adjustment on the debt hedged. There was no ineffectiveness during the year ended December 31, 2019.

Derivatives not designated as hedge accounting

i)	Forward foreign currency contract

The Company is exposed to foreign currency risk in USD exchange rate, and therefore entered into NDF contracts registered at CETIP with renowned banks.

During the year ended December 31, 2019, the Company had entered into NDF contracts of US$426 million to protect itself from currency fluctuations (December 31, 2018 - US$375 million) that generated an unrealized gain of R$202,013 (December 31, 2018 – R$233,564 and December 31, 2017 – R$219,930).

ii)	Foreign currency options

On December 31, 2019 the Company also has currency options with notional of US$195 million (December 31, 2018 – US$159 million), of which US$118 million (December 31, 2018 - US$129 million) are in connection with the Senior Notes hedge and US$30 million (December 31, 2018 - US$30 million) in connection to a dollar loan and US$47 million refers the OPIC operations. As of December 31, 2019, these options generated an unrealized loss of R$35,487 (December 31, 2018 – R$45,949 and December 31, 2017 – R$160,464).

iii)	Interest rate swap contract

As of December 31, 2019 the Company had interest rate swap contracts in connection with the Senior Notes and the loan of OPIC. Changes in fair value of these instruments resulted in the recognition of an unrealized loss of R$62,803 (December 31, 2018 - R$166,987 and December 31, 2017 - R$380,946).

iv)	Heating oil forward contracts

As of December 31, 2019, the Company also had average NDF contracts on over-the-counter (OTC) Market with eight different counterparties on the local market indexed to Heating Oil forward contract traded on the NYMEX, on monthly tranches, with a notional value of R$1,244,869 (December 31, 2018 - R$804,929). The fair value of these instruments amounted to an unrealized gain of R$56,491 (December 31, 2018 – loss of R$123,224 and December 31, 2017 – gain of R$4,469).

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

Fair value of financial instruments

The Company applies the following hierarchy to determine the fair value of financial instruments:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: other techniques for which all data that have significant effect on the fair value recorded are observable, directly or indirectly;

Level 3: techniques that use data that have significant effect on fair value recorded that are not based on observable market data.

Assets measured at fair value	December 31, 2019	Level 1	Level 2	Level 3
Financial assets at fair value
Cash and cash equivalents (Note 6)	1,647,880	—	1,647,880	—
Short-term investments	62,009	—	62,009	—
Long-term investments (b)	1,397,699	—	—	1,397,699
Interest rate swap contract - fair value hedge option (a)	24,057	—	24,057	—
Interest rate swap contract- not designated as hedge	203,636	—	203,636	—
Forward foreign currency contract	203,148	—	203,148	—
Foreign currency options	338,592	—	338,592	—
Fuel term contract	56,491	—	56,491	—

Liabilities measured at fair value	December 31, 2019	Level 1	Level 2	Level 3
Financial liabilities at fair value
Interest rate swap contract - cash flow hedge	(7,129)	—	(7,129)	—
Interest rate swap contract- not designated as hedge	(266,439)	—	(266,439)	—
Foreign currency options	(35,487)	—	(35,487)	—
Fuel term contract	(1,135)	—	(1,135)	—

Assets measured at fair value	December 31, 2018	Level 1	Level 2	Level 3
Financial assets at fair value
Cash and cash equivalents (Note 6)	1,169,136	—	1,169,136	—
Short-term investments	517,423	—	517,423	—
Long-term investments (b)	1,287,781	—	—	1,287,781
Interest rate swap contract - fair value option (a)	21,813	—	21,813	—
Interest rate swap contract- not designated as hedge	93,606	—	93,606	—
Forward foreign currency contract	233,638	—	233,638	—
Foreign currency options	246,323	—	246,323	—

Liabilities measured at fair value	December 31, 2018	Level 1	Level 2	Level 3
Financial liabilities at fair value
Interest rate swap contract - cash flow hedge	(9,422)	—	(9,422)	—
Interest rate swap contract - fair value option (a)	(1,732)	—	(1,732)	—
Interest rate swap contract- not designated as hedge	(260,593)	—	(260,593)	—
Foreign currency options	(45,949)	—	(45,949)	—
Forward foreign currency contract	(74)	—	(74)	—
Heating oil forward contracts	(123,224)	—	(123,224)	—

(a)	Portion of the balances consist of loans from FINAME PSI, and standard FINAME presented at their value adjusted by the hedged risk, applying fair value hedge accounting rules.
(b)

The Company calculated the fair value of the call option based on a valuation for TAP and binomial model considering the term of option, discount rate and the market volatility of publicly traded comparable airlines, calculated on a 2 years average. The resulting amount of the binomial model calculated in Euros was converted into Reais using the period-end exchange rate. See Note 24.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

25.	Operating revenue

	For the year ended December 31,
	2019	2018 (Restated)	2017 (Restated)
Revenue
Passenger revenue	11,198,585	9,029,960	6,985,044
Cargo and other revenue	604,297	430,725	1,054,761

Gross revenue	11,802,882	9,460,685	8,039,805

Taxes levied on
Passenger revenue	(290,696)	(359,828)	(289,704)
Cargo and other revenue	(69,869)	(43,793)	(45,270)

Total taxes	(360,565)	(403,621)	(334,974)

Net revenue	11,442,317	9,057,064	7,704,831

26. Financial result

	For year ended December 31,
	2019	2018 (Restated)	2017 (Restated)
Financial income
Interest on short-term investments (a)	12,462	31,947	50,604
Sublease receivable	29,695	33,129	33,467
Other	29,914	9,446	44,201

	72,071	74,522	128,272
Financial expenses
Interest on loans (a)	(195,688)	(164,294)	(235,184)
Interest on lease (a)	(732,723)	(606,076)	(484,300)
Interest on finance lease (a)	(73,284)	(75,313)	(72,481)
Interest on factoring credit card and travel agencies receivables	(13,477)	(10,625)	(36,188)
Interest on other operations	(129,954)	(79,822)	(110,375)
Guarantee commission	(30,977)	(26,187)	(24,880)
Loan costs amortization	(12,549)	(23,169)	(36,598)
Amortization of financial expenses	(88,015)	(56,827)	(41,439)
Other	(52,857)	(52,515)	(37,153)

	(1,329,524)	(1,094,828)	(1,078,598)
Derivative financial instruments, net	325,452	298,094	(90,171)

Foreign exchange result, net	(391,905)	(1,306,063)	34,859

Net financial expenses	(1,323,906)	(2,028,275)	(1,005,638)

(a)

Interest and expenses on assets and liabilities, in the cash flow statement on December 31, 2019 - R$1,082,256 (December 31, 2018 - R$866,895 and December 31, 2017 – R$776,470) are registred in this lines.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

27.	Commitments

a)	Commitments for future acquisition of aircraft

The Company has purchase commitments for the acquisition of 94 aircraft (December 31, 2018 – 94), under which the following futures payments will be made:

	December 31,
	2019	2018
Up to one year	2,815,674	243,857
From one to five years	10,031,346	10,695,827
More than five years	2,625,245	3,960,657

	15,472,265	14,900,341

b)	Commitments for future acquisition of aircraft – lessor placement

The Company has purchase commitments for the acquisition of 53 aircraft (December 31, 2018 – 75), under which the following futures payments will be made:

	December 31,
	2019	2018
Up to one year	195,981	218,775
From one to five years	2,963,355	3,386,676
More than five years	4,232,251	4,887,708

	7,391,587	8,493,159

c)	Letter of credits

As of December 31, 2019, the Company had issued letters of credit totaling US$529 million (December 31, 2018 - US$282 million) equivalent to R$2,134,186 (December 31, 2018 – R$1,091,744) and bank guarantees in the amount of R$50,432 (December 31, 2018 – R$47,676) in relation to security deposits, maintenance reserves and local sureties.

28. Share-based option plan

28.1.	Equity-settled awards

28.1.1	First share option plan

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

28.1.2	Second share option plan

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

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

The options issued under the programs of the Second Option Plan, after Azul’s IPO, require a vesting period of 4 years. The options have a 10-year life and the exercise price shall equal to the lowest stock price traded in the stock market during the thirty (30) trading sessions prior to the options grant approved by the Board of Directors.

28.1.3	Third share option plan

The third share option plan (“Third Option Plan”) was approved on a Shareholders’ Meeting held on March 10, 2017.

Exercise conditions of options issued under the Third Option Plan require a vesting period of 5 years. The options have a 5-year life and options can only be exercised within15 days after each vesting anniversary.

28.1.4	Information about the fair value of share options and expense

The grant-date fair value of share options has been measured using the Black-Scholes model. Expected volatility has been calculated based on historical volatility of airline shares listed on stock exchanges in Brazil and Latin America. The inputs are mentioned below.

	First Option Plan
	1st program	2nd program	3rd program
Total options granted	5,032,800	1,572,000	656,000
Date of compensation committee	Dec 11, 2009	Mar 24, 2011	April, 05, 2011
Total options outstanding	303,700	284,000	12,460
Option exercise price	R$3.42	R$6.44	R$6.44
Option fair value as of grant date	R$1.93	R$4.16	R$4.16
Estimated volatility of the share price	47.67%	54.77%	54.77%
Expected dividend	1.10%	1.10%	1.10%
Risk-free rate of return	8.75%	12.00%	12.00%
Average remaining maturity (in years)	—	—	—
Maximum life of the option	Undetermined	Undetermined	Undetermined
Expected term considered for valuation	7 years	7 years	7 years

	Second Option Plan				Third Option Plan
	1st program	2nd program	3rd program	4th program	1st program
Total options granted	2,169,122	627,810	820,250	680,467	9,343,510
Date of compensation committee	June 30, 2014	July 01, 2015	July 01, 2016	July 06, 2017	Mar 14, 2017
Total options outstanding	861,197	231,638	391,176	494,491	5,606,106
Option exercise price	R$19.15	R$14.51	R$14.50	R$22.57	R$11.85
Option fair value as of grant date	R$11.01	R$10.82	R$10.14	R$12.82	R$4.82
Estimated volatility of the share price	40.59%	40.59%	43.07%	43.35%	50.64%
Expected dividend	1.10%	1.10%	1.10%	1.10%	1.10%
Risk-free rate of return	12.46%	15.69%	12.21%	10.26%	11.32%
Average remaining maturity (in years)	—	—	0.4	1.5	2.2
Maximum life of the option	8 years	8 years	8 years	10 years	5 years
Expected term considered for valuation	4.5 years	4.5 years	4.5 years	5.5 years	5 years

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

Changes in stock options are disclosed below:

	Number of stock options	Weighted average exercise price (in reais)
Balance as of December 31, 2017	16,250,687	R$	11.69
Cancelled	(182,388)	R$	18.48
Exercised	(4,877,470)	R$	9.44

Balance as of December 31, 2018	11,190,829	R$	12.55

Cancelled	(69,085)	R$	20.70
Exercised	(2,936,976)	R$	11.51

Balance as of December 31, 2019	8,184,768	R$	12.85

Number of options exercisable as of:
December 31, 2019	2,294,135	R$	13.81
December 31, 2018	2,572,640	R$	11.60

Share-based compensation expense recognized in the statement of net income (loss) during the year ended December 31, 2019 with respect to the share options amounted to R$12,742 (December 31, 2018 – R$16,677 and December 31, 2017 – R$19,862).

28.2	Restricted share units

The Shareholders’ Meeting held on June 30, 2014 approved a restricted share unit plan (“RSU Plan”). Under the terms of the RSU Plan participants were granted a fixed monetary amount (in Reais) which would be settled in a quantity of preferred shares determined by dividing the monetary amount by the price per share of the preferred shares at IPO.

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

Subsequent grants are measured based on the grant date fair value of the awards.

28.2.1 Information about the fair value of RSUs and expense

	Date of compensation committee	Total shares granted	Total shares outstanding	Fair value as of grant date (in reais)
1 st program	June 30, 2014	487,670	7,934	R$	21.00
2nd program	July 01, 2015	294,286	8,094	R$	21.00
3rd program	July 01, 2016	367,184	75,527	R$	21.00
4th program	July 06, 2017	285,064	122,740	R$	24.17
5th program	August 07, 2018	291,609	205,099	R$	24.43
6th program	August 05, 2019	170,000	170,000	R$	51.65

		1,895,813	589,394

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

Changes in RSU are disclosed below:

Number of RSU
As of December 31, 2017	809,946
Granted	291,609
Cancelled	(72,303)
Exercised	(299,659)

As of December 31, 2018	729,593

Granted	170,000
Cancelled	(49,748)
Exercised	(260,451)

As of December 31, 2019	589,394

Share-based compensation expensed recognized in the statement of net income (loss) during the year ended December 31, 2019 with respect to the RSU amounted to R$6,152 (December 31, 2018 - R$6,254 and December 31, 2017 – R$10,027).

28.3	Virtual Stock Option Plan

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

The options issued under the programs of the Phantom Shares, require a vesting period of 4 years. The options have an 8-year life and the exercise price shall equal to the lowest stock price traded in the stock market during the thirty (30) trading sessions prior to the options grant approval by the Compensation Commitee.Expected volatility has been calculated based on historical volatility of airline shares listed on stock exchanges in Brazil and Latin America.

28.3.1	Information about the fair value of share options and expense

The fair value of share options has been measured using the Black-Scholes model using the informations below.

	Phantom Shares
	1st program	2nd program
Total options granted	707,400	405,000
Date of compensation committee	August 7, 2018	August 5, 2019
Total options outstanding	560,908	405,000
Option exercise price	R$20.43	R$42.09
Option fair value	R$40.41	R$25.34
Estimated volatility of the share price	34.00%	38.8%
Expected dividend	1.10%	1.10%
Risk-free rate of return	6.40%	6.40%
Average remaining maturity (in years)	2.6	3.6
Maximum life of the option	8 years	8 years
Expected term considered for valuation	6 years	4.5 years

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

Changes in virtual stock option plan are disclosed below:

Number of stock options
As of December 31, 2018	707,400

Granted	405,000
Cancelled	(47,889)
Paid	(98,603)

As of December 31, 2019	965,908

The liability recorded as of December 31, 2019 is R$11,647 (December 31, 2018- R$1,596) and is presented in the consolidated statement of financial position under “Salaries, wage and benefits”.

Share-based compensation expense recognized in the statement of net income (loss) during the year ended December 31, 2019 with respect to the Phantom Shares amounted to R$13,373 (December 31, 2018 – R$1,184 and December 31, 2017 – R$0).

29. Subsequent events

On March 24, 2020, Azul announced that from March 25, 2020 to April 30, 2020, it expects to operate 70 non-stop flights per day to 25 cities, representing a 90% reduction of its consolidated planned capacity in terms of ASKs for the month of April, in light of the uncertainty due to the COVID-19 pandemic that is affecting the demand for air traffic. Azul also announced several measures to reduce fixed costs and preserve its cash position as described below.

Measures for costs and expenses reduction.

•	Executive management team salary cut of 50% and managers salary cut of 25% until situation normalizes;

•	Hiring freeze;

•	Payment deferral of 2019 bonus and profit sharing;

•	An increase of crewmembers joining the Company’s voluntary unpaid leave program with over 10,500 requests approved as of March 31, 2020;

•	Suspension of travel and discretionary spending;

•	Grounding of surplus aircraft; and

•	Suspending all new aircraft deliveries.

Measures for balance sheet and cash flow management

In addition to taking aggressive steps to reduce operating costs, the Company is also working to strengthen its liquidity position by preserving cash, including:

•	Actively managing all areas of working capital;

•	Eliminating all non-critical capital spend;

•	Negotiating new payment terms with its commercial partners; and

•

Discussing new credit facilities with financial institutions, including the Brazilian Development Bank (BNDES), who announced a support package worth R$10 billion in credit lines for the Brazilian airline sector.

Azul S.A.

Notes to consolidated financial statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except when otherwise indicated)

The Company anticipates that these initiatives to obtain additional sources of liquidity, along with measures to contain operational expenses and non-essential capex outflows, will provide ample resources to endure a prolonged downturn in demand during several months. However, it is not possible to guarantee their sufficiency and complete implementation, as some of them depend on third parties actions and decisions.

New measures may still be implemented by Azul, as the extent of the impact of COVID-19 on Azul’s operational and financial performance is still uncertain and will depend on future developments, including the duration and spread of the outbreak and related travel advisories and restrictions and the impact of the COVID-19 on overall demand for air travel, all of which cannot be predicted.

Management continues to monitor the Company’s profitability and its financial position, taking actions to sustain its ability to continue with its operations in the foreseeable future.

On February 21, 2020, Azul Linhas Aéreas Brasileiras, a wholly-owned subsidiary of Azul S.A, and Two Taxi Aereo, “TwoFlex”, announced that they have entered into a certain Quota Purchase Agreement under which Azul agreed to acquire the Brazilian regional carrier TwoFlex for the total purchase price of R$123 million. TwoFlex is a domestic airline based in Jundiaĺ, Brazil, founded in 2013 and offers regular passenger and cargo service to 39 destinations in Brazil, of which only three regional destinations are currently being served by Azul. TwoFlex also holds 14 daily departure and arrival slots on the auxiliary runway of Congonhas, São Paulo’s downtown airport. Congonhas is a particularly coveted airport because of its proximity to São Paulo’s business districts. Currently, Azul’s two larger competitors, Gol and LATAM, control most of the flights in Congonhas. TwoFlex’s fleet is composed of 17 owned Cessna Caravan aircraft, a regional turboprop with a capacity of 9 passengers. On March 27, 2020, the Brazilian Administrative Council for Economic Defense (CADE - Conselho Administrativo de Defesa Econômica) approved the acquisition without imposing further obligations for the parties. The parties are working towards the closing of the transaction, which we expect to occur in the near future.

On February 6, 2020, as announced to the market, the Company signed a Joint Venture agreement with TAP, in order to increase connectivity between the Brazilian domestic market and the European market, the transaction will be submitted for regulatory approvals.