Form 20-F
period 2020-12-31
AZUL SA
filed 2021-04-30
CIK 1432364

As submitted to the Securities and Exchange Commission on April 30, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
Email: alex.malfitani@voeazul.com.br
Telephone: +55.11.4134.9807
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Title of each class	Trading Symbol	Name of each exchange on which registered
Preferred Shares without par value	AZUL	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing three Preferred Shares		New York Stock Exchange
*Not for trading purposes, but only in connection with the listing on the New York Stock Exchange of American Depositary Shares representing those Preferred Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
    928,965,058    Common Shares
    331,644,724    Preferred Shares

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
Large accelerated filer   ☒
Accelerated filer  ☐
Non-accelerated filer   ☐
Emerging growth company  ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
Yes  ☒    No  ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐
International Financial Reporting Standards as issued by
the International Accounting Standards Board ☒

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
Yes  ☐    No  ☐

i

ii

INTRODUCTION
In this annual report, the discussion of our business includes the business of Azul S.A. and its direct and indirect subsidiaries. Unless otherwise indicated or the context otherwise requires, “Azul” “we,” “us,” “our” or the “Company” refer to Azul S.A. and its consolidated subsidiaries. The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. “Central Bank” refers to the Brazilian Central Bank (Banco Central do Brasil). References in the annual report to “real,” “reais” or “R$” refer to the Brazilian real, the official currency of Brazil and references to “U.S. dollar,” “U.S. dollars” or “US$” refer to U.S. dollars, the official currency of the United States.

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
•“ADS” means American depositary shares.
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
•    “audited consolidated financial statements” means our audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018.
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
•    “BR Distribuidora” means Petrobras Distribuidora S.A., a subsidiary of Petrobras.
•    “CADE” refers to the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), the Brazilian antitrust authority.
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
•    “EASA” means the European Union Aviation Safety Agency.
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
•    “LATAM Pass” is LATAM’s loyalty program.
•    “Net promoter score or NPS” means a customer loyalty metric that we use to measure how willing a customer is to recommend our service.
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
•    “TSA” means the United States Transportation Security Administration.

•     “TwoFlex” means Two Taxi Aereo Ltda., actually denominated Azul Conecta Ltda. (“Azul Conecta”).
•    “United” means United Airlines Inc.
•    “Viracopos” means the main airport of Campinas, located approximately 100 km from the city of São Paulo.
•    “yield” represents the average amount one passenger pays to fly one kilometer.
Summary of Risk Factors
An investment in our common shares is subject to a number of risks, including risks relating to the nature of our business as an airline and the aviation industry, our operations in Brazil and our common shares. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.
Risk Relating to Our Business and the Brazilian Aviation Industry

•The airline industry is characterized by high fixed costs and relatively elastic revenues, airlines cannot quickly reduce their costs to respond to shortfalls in expected revenues.
•The outbreak of highly contagious diseases worldwide, such as the current COVID-19 pandemic, can lead to major disruptions and have a material adverse effect on our business, financial condition, liquidity and results of operations.
•Consolidation in the airline industry, other actions by our competitors, fluctuations in fuel costs and other changes in economic conditions could adversely affect us and our ability to implement our growth strategy.
•We are highly dependent on our three hubs at Viracopos airport, Confins airport and Recife airport for a large portion of our business and we depend upon Embraer, ATR and Airbus aircraft. In addition, we rely on agreements with third parties to provide our customers and us with facilities and services and we rely on partner airlines for code-share and loyalty marketing arrangements. Any disruption in our major hub, with our service providers or in the timely delivery of aircraft can have a negative impact on our business.
•We depend significantly on automated systems and any cyber-attacks, breakdown, hacking or changes in these systems as well as any technical and operational problems in the Brazilian civil aviation infrastructure may adversely affect us.
•We depend on our senior management team and the loss of any member of this team could adversely affect us. In addition, we may be unable to maintain our culture and to retain and/or hire skilled personnel as our business grows, such as pilots, which could have an adverse impact on us.
•Changes to the Brazilian regulatory framework particularly with respect to civil aviation, privacy and data protection, and sale of consumer products may adversely affect us. Further, the airline industry is subject to increasingly stringent environmental and social regulations and non-compliance therewith may adversely affect us.

Risk Relating to Brazil
•The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our preferred shares, including in the form of ADSs.
•Economic, health, political, and environmental crises, or any other kind of crisis that has the ability to impact the Brazilian economy, may affect the Brazilian population’s purchasing power, which may result in a decrease in demand for air travel and, consequently, affect our business.
•We cannot predict which policies Jair Bolsonaro, the President of Brazil, may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy.
•Exchange rate instability, as well as inflation and certain measures by the Brazilian government to curb inflation have historically adversely affected the Brazilian economy and Brazilian capital market, and high levels of inflation in the future would adversely affect us and the price of our preferred shares, including in the form of ADSs.
•Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may adversely affect the Brazilian economy and the price of Brazilian securities. In addition, any further downgrading of Brazil’s credit rating could adversely affect the trading price of our preferred shares, including in the form of ADSs.
•Variations in interest rates may have adverse effects on us; furthermore, we may face challenges associated with IBOR transition.
•Deficiencies in Brazilian infrastructure, particularly in airports and ports, may adversely affect us.

Risk Relating to Our Preferred Shares, Including in the Form of ADSs

•Our controlling shareholder has the ability to direct our business and affairs, and its interests may conflict with yours, including with respect to the distribution of dividends.
•An active and liquid trading market for our preferred shares may not be maintained, thereby potentially adversely affecting the price our preferred shares and ADSs.
•Our preferred shares will have limited voting rights and holders of our preferred shares and ADSs may not receive any dividends or interest on shareholders’ equity. In addition, holders of our preferred shares and ADSs may experience book value dilution in the future.
•The sale of a significant number of our preferred shares may negatively affect the trading price of our preferred shares.
•The Brazilian government may impose exchange controls and significant restrictions on remittances of reais abroad, which would adversely affect your ability to convert and remit dividends or other distributions or the proceeds from the sale of our preferred shares, our capacity to make dividend payments or other distributions to non-Brazilian investors and would reduce the market price of our preferred shares, including in the form of ADSs, and our capacity to comply with payment obligations in foreign currency.
•If we do not maintain a registration statement and no exemption from the Securities Act is available, U.S. Holders of ADSs will be unable to exercise preemptive rights with respect to our preferred shares.
•The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members or executive officers.
•If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, the market price and trading volume of our preferred shares, including in the form of ADSs could decline.
•Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors.

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
Presentation of Financial and Other Information
Our audited consolidated financial statements, as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 are included in this annual report. Our financial statements were prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.
The financial information presented in this annual report should be read in conjunction with our financial statements, the related notes included elsewhere in this annual report and the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects.”
Convenience Translations
This annual report contains conversions of certain Brazilian real amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Brazilian real amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate or any other exchange rate as of that or any other date. Unless we indicate otherwise, the U.S. dollar equivalent for information in Brazilian reais is based on the commercial selling rate published by the Central Bank of Brazil on December 31, 2020, which was R$5.1967 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Brazilian reais.
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
These statements appear throughout this annual report and include statements regarding our intent, belief or current expectations in connection with:
•    the economic, financial and other effects of the outbreak of the 2019 novel strain of coronavirus, or COVID-19, particularly as such factors impact Brazil and the other markets in which we operate and continue to cause severe ongoing negative macroeconomic effects and disruptions to financial markets and the global economy, with a significant impact on the ability of businesses, including ours, to operate normally, thus heightening many of the other risks described in the “Risk Factors” section of this annual report;
•    the duration and spread of the COVID-19 pandemic and the outbreak of diseases or similar public health threats;
•    developments and the perception of risks in connection with ongoing corruption and other investigations and increasing fractious relations and infighting within the administration of President Bolsonaro, as well as policies and potential changes to address these matters or otherwise, including economic and fiscal reforms and in response to the ongoing effects of the COVID-19 pandemic, any of which may negatively affect growth prospects in the Brazilian economy as a whole;
•    our ability to implement in a timely and efficient manner, any measure necessary to respond to or reduce the impacts of developments related to the COVID-19 pandemic on our business, operations, cash flow, prospects, liquidity and financial conditions;
•changes in market prices, customer demand and preferences and competitive conditions;
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

•    inflation, appreciation, depreciation and devaluation of the real, as well as interest rates and exchange rates in Brazil and the other markets in which we operate, which have been particularly volatile as a result of the ongoing effects of the COVID-19 pandemic;
•    our aircraft and engine suppliers;
•    significant public health crises, epidemics or pandemics, including the COVID-19 pandemic, may adversely affect our business, results of operations and financial condition; and
•    other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed as set forth under “Item 3.D. Risk Factors.”
 The words “believe,” “understand,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “seek,” “intend,” “expect,” “should,” “could,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We do not undertake any obligation to update publicly or to revise any forward-looking statements after we file this annual report because of new information, future events or other factors. Our independent auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this annual report might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

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
ITEM 3.    KEY INFORMATION
A.    Selected Financial Data
The following tables summarize our financial data for each of the periods indicated. You should read this information in conjunction with the items below, all included elsewhere in this annual report:
•    our audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018; and
•    the information under “Item 5. Operating and Financial Review and Prospects.”
Our selected financial data included below is derived from our financial statements, which were prepared in accordance with IFRS. Our selected financial data as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 is derived from our audited consolidated financial statements included elsewhere in this annual report.
On January 1, 2019, we adopted IFRS 16 – Leases. Under IFRS 16, we capitalize the right-of-use of all aircraft previously held under operating leases and depreciate the asset on a straight-line basis over the life of the underlying lease contract or the component useful economic life, whichever is shorter. We applied the full retrospective transition approach on January 1, 2019, under which the comparative information for the year ended December 31, 2018 have been restated in 2019. Upon transition, we recognized a right-of-use asset representing our right to use the underlying asset and a corresponding lease liability that were initially measured at the present value of the future lease payments recognized at the historical U.S. dollar exchange rate and discount rate. The lease liability is updated at each reporting period to reflect the current exchange rate, but the right-of-use carrying value remains at historical rates.

Statements of Operations Data

	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2018
	(US$)(1)	(R$)	(R$)	(R$)
	(in thousands)
Net revenue
Passenger revenue	969,771	5,039,607	10,907,889	8,670,132
Cargo and other revenue	135,570	704,519	534,428	386,932

Total net revenue	1,105,341	5,744,126	11,442,317	9,057,064
Operating expenses
Aircraft fuel	(290,328)	(1,508,750)	(3,085,603)	(2,644,261)
Salaries, wages and benefits	(274,527)	(1,426,637)	(1,868,402)	(1,413,017)
Landing fees	(89,596)	(465,606)	(724,971)	(592,100)
Traffic and customer servicing	(55,483)	(288,327)	(476,481)	(395,394)
Sales and marketing	(63,469)	(329,829)	(444,079)	(368,663)
Maintenance, materials and repairs	(89,396)	(464,566)	(354,105)	(250,105)
Depreciation and amortization	(347,442)	(1,805,553)	(1,622,352)	(1,284,050)
Impairment	145,776	757,554	(2,897,333)	—
Other operating expenses, net	(310,099)	(1,611,493)	(1,164,391)	(915,850)
	(1,374,566)	(7,143,207)	(12,637,717)	(7,863,440)
Operating profit (loss)	(269,225)	(1,399,081)	(1,195,400)	1,193,624
Financial result
Financial income	11,603	60,298	72,071	74,522
Financial expense	(629,234)	(3,269,941)	(1,329,524)	(1,094,828)
Derivative financial instruments, net	(279,430)	(1,452,116)	325,452	298,094
Foreign currency exchange, net	(827,937)	(4,302,540)	(391,905)	(1,306,063)
	(1,724,998)	(8,964,299)	(1,323,906)	(2,028,275)

Result from related party transactions, net	(137,363)	(713,834)	(16,959)	381,725

Loss before income taxes	(2,131,586)	(11,077,214)	(2,536,265)	(452,926)
Current income taxes	(2)	(11)	(2,228)	(11,224)
Deferred income taxes	46,667	242,516	135,407	(171,581)

Loss for the year	(2,084,921)	(10,834,709)	(2,403,086)	(635,731)

Basic loss per common share R$/US$(2)	(0.08)	(0.42)	(0.09)	(0.03)
Diluted loss earnings per common share R$/US$(2)	(0.08)	(0.42)	(0.09)	(0.03)
Basic loss earnings per preferred share R$/US$(2)	(6.09)	(31.67)	(7.05)	(1.88)
Diluted loss earnings per preferred share R$/US$(2)	(6.09)	(31.67)	(7.05)	(1.88)

EBITDA(3)	(1,435,264)	(7,458,639)	59,102	1,622,356
Adjusted EBITDA(4)	50,948	264,759	3,622,809	2,703,935
Adjusted EBITDA Margin (%)(5)	4.6%	4.6%	31.7%	29.9%

(1)
For convenience purposes only, the amounts in reais as of December 31, 2020 have been translated to U.S. dollars using the rate of R$5.1967, which corresponds to the commercial selling rate for US$1.00 as of December 31, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

(2)	Reflects the conversion ratio of 75.0 common shares to 1.0 preferred share and a two-for-one stock split on February 23, 2017.
(3)	We calculate EBITDA as net income (loss) minus interest income (comprised of interest on short-term investments), plus interest expense (comprised of interest on loans and interest on factoring credit card and travel agencies receivables), current and deferred income tax and social contribution and depreciation and amortization. We believe EBITDA is a well-recognized performance measurement in the airline industry that is frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. EBITDA is not a measure of financial performance in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution. Other companies may calculate EBITDA differently than us. EBITDA serves an indicator of overall financial performance, which is not affected by changes in rates of income tax and social contribution or levels of depreciation and amortization. Consequently, we believe that EBITDA serves as an important tool to periodically compare our operating performance, as well as to support certain administrative decision. Because EBITDA does not include certain costs related to our business, such as interest expense, income taxes, depreciation, capital expenditures and other corresponding charges, which might significantly affect our net income, EBITDA has limitations which affect its use as an indicator of our profitability. See “Introduction—Presentation of Financial and Other Information” for a reconciliation of EBITDA to net income (loss). Excludes non-recurring events related to the impairment gain of R$757.6 million in 2020 and loss of R$2,897.3 million in 2019.
(4)	Adjusted EBITDA is equal to EBITDA adjusted to exclude foreign currency exchange, net, derivative financial instruments, net, other financial income (expense), and result from related party transactions, net. Adjusted EBITDA is not a measure of financial performance in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution. Other companies may calculate Adjusted EBITDA differently than us. Adjusted EBITDA serves as an indicator of overall financial performance that we believe serves as an important tool to periodically compare our operating performance, as well as to support certain administrative decisions. Because Adjusted EBITDA does not include certain costs related to our business, it has limitations which affect its use as an indicator of our profitability. See “Introduction—Presentation of Financial and Other Information” for a reconciliation of Adjusted EBITDA to net income (loss). The 2020, 2019 and 2018 calculation of Adjusted EBITDA takes into consideration non-recurring items totaling (i) R$615.8 million in 2020, mainly due to the impact of the impairment adjustments and the lease modification gain recognized during 2020, partially offset by other items related to the COVID-19 pandemic, compared to a (ii) R$3.2 billion loss in 2019, including R$2.9 billion which consisted of an impairment charge related to the difference between the book value and expected recoverable amount of our E-Jets, the write-off of E-Jets inventory and spare parts, expected aircraft sale losses, delivery expenses, and contractual early termination fees and R$226.3 million in 2018 in connection with the sale of six E-Jets.
(5)	Represents Adjusted EBITDA divided by total operating revenue.

The following table presents the reconciliation of the non-GAAP performance measures EBITDA and Adjusted EBITDA to loss for the periods indicated below:

	For the Years Ended December 31,
	2020	2020	2019	2018
	(in thousands)
	(US$)(1)	(R$)	(R$)	(R$)
Reconciliation:
Loss for the year	(2,084,921)	(10,834,709)	(2,403,086)	(635,731)
Plus (minus):
Financial expense(2)	358,867	1,864,923	1,015,172	856,308
Financial income(3)	(9,987)	(51,901)	(42,157)	(65,076)
Current income taxes	2	11	2,228	11,224
Deferred income taxes	(46,667)	(242,516)	(135,407)	171,581
Depreciation and amortization(4)	347,442	1,805,553	1,622,352	1,284,050

EBITDA(5)	(1,435,264)	(7,458,639)	59,102	1,622,356
Impairment(6)	(145,776)	(757,554)	2,897,333	—
Foreign currency exchange, net(7)	827,937	4,302,540	391,905	1,306,063
Derivative financial instruments, net(8)	279,430	1,452,116	(325,452)	(298,094)
Other financial expense(9)	270,367	1,405,018	314,352	238,520
Other financial income(10)	(1,616)	(8,397)	(29,914)	(9,446)
Result from related parties transactions, net	137,363	713,834	16,959	(381,725)
Non-recurring events(11)	118,506	615,841	298,524	226,261

Adjusted EBITDA(6)(12)	50,948	264,759	3,622,809	2,703,935
Adjusted EBITDA Margin(%)(13)	4.6%	4.6%	31.7%	29.9%

(1)
For convenience purposes only, the amounts in reais as of December 31, 2020 have been translated to U.S. dollars using the rate of R$5.1967, which corresponds to the commercial selling rate for US$1.00 as of December 31, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

(2)	Interest expense is interest on loans, interest on lease, interest on finance lease and interest on factoring credit card, which is a component of financial expense. See “Note 29. Financial result” to our audited consolidated financial statements.
(3)	Interest income is interest on short-term investments and sublease receivable, which is a component of financial income. See “Note 27” to our audited consolidated financial statements.
(4)	Depreciation and amortization in 2020 it is impacted by non-recurring items of R$79.2 million.
(5)	EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to EBITDA and Adjusted EBITDA as used by other companies which may calculate Adjusted EBITDA in a manner which differs from ours. EBITDA and Adjusted EBITDA are not measures of financial performance in accordance with IFRS. They do not represent cash flow for the corresponding periods, and should not be considered as alternatives to net income or loss or as measures of operating performance, cash flow or liquidity, nor should they be considered for the calculation of dividend distribution.
(6)
We were impacted by the reversal of the impairment of R$757.6 million and 2019 includes non-recurring events related to the impairment charge regarding the phase-out plan of our E-Jets fleet of R$2.1 billion.

(7)	Represents the foreign exchange remeasurement on U.S. dollar and Euro denominated assets and liabilities.
(8)	Represents currency forward contracts used to protect our U.S. dollar exposure.
(9)	Other financial expenses are a component of our financial expense. See “Note 27. Financial result” to our audited consolidated financial statements.
(10)	Other financial income is a component of our financial income. See “Note 27. Financial result” to our audited consolidated financial statements.
(11)	The 2020, 2019 and 2018 calculation of Adjusted EBITDA take into consideration non-recurring items totaling (i) R$62.5 million in 2020, including non-recurring items due to the impact of the impairment reversal of R$757.6 million and depreciation of R$79.2 million non-recurring items impacting EBITDA related to the lease modification gain recognized, partially offset by other items related to the COVID-19 pandemic totaled R$615.8 million, compared to a (ii) R$3.2 billion loss in 2019, including R$2.9 billion, which consisted of an impairment charge related to the difference between the book value and expected recoverable amount of our E-Jets, the write-off of E-Jets inventory and spare parts, expected aircraft sale losses, delivery expenses, and contractual early termination fees and R$226.3 million in 2018 in connection with the sale of six E-Jets.
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

Note Regarding the Use of Non-GAAP Financial Measures
The Company provides financial information in this filing that was not prepared in accordance with IFRS and should not be considered as an alternative to the information prepared in accordance with IFRS. This financial information, which has not been prepared in accordance with IFRS, has been denominated non-GAAP measures (Non Generally Accepted Accounting Principles). The Company provides supplemental non-GAAP financial information, which the Company’s management utilizes to evaluate its ongoing financial performance and the Company believes provides additional insight to investors as supplemental information to its IFRS results. The following measures are often provided, and utilized by the Company’s management, analysts, and investors to enhance comparability of year-over-year results, as well as to compare results to other airlines: EBITDA; Adjusted EBITDA; Available seat kilometers (ASKs), non-GAAP; Passenger revenue per ASK (PRASKs), non-GAAP; Operating revenue per ASK (RASK), non-GAAP; and total operating cost divided by ASK (CASK) non-GAAP amongst others.
Balance Sheet Data
The following tables present key line items from our historical balance sheet data:

	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2018
	(US$)(1)	(R$)	(R$)	(R$)
	(in thousands)
Cash and cash equivalents	589,762	3,064,815	1,647,880	1,169,136
Total assets	3,039,324	15,794,457	19,197,490	16,094,398
Loans and financing(2)	1,416,382	7,360,514	3,518,156	2,756,126
Lease liabilities(2)	2,409,377	12,520,812	12,106,621	8,919,746
Equity	(2,722,641)	(14,148,750)	(3,519,174)	(1,150,038)
Issued capital	432,268	2,246,367	2,243,215	2,209,415
Total liabilities and equity	3,039,324	15,794,457	19,197,490	16,094,398

(1)
For convenience purposes only, the amounts in reais as of December 31, 2020 have been translated to U.S. dollars using the rate of R$5.1967, which corresponds to the commercial selling rate for US$1.00 as of December 31, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

(2)	Includes current and non-current loans and financing.

Operating Data

	As of and For the Years Ended December 31,
	2020	2020	2019	2018
	(US$)(1)	(R$)	(R$)	(R$)

Operating Statistics (unaudited)
Operating passenger aircraft at end of period	162	162	142	125
Total aircraft at end of period	185	185	166	143
Cities served at end of period	112	112	116	116
Average daily aircraft utilization (hours)	5.4	5.4	11.3	10.4
Stage length (km)	1,083	1,083	1,050	1,006
Number of departures	158,070	158,070	295,354	262,312
Block hours	266,881	266,881	495,362	433,945
Passenger flight segments	14,796,044	14,796,044	27,674,247	23,122,440
Revenue passenger kilometers (RPKs) (million)	16,311	16,311	29,941	24,156
Available seat kilometers (ASKs) (millions)	20,395	20,395	35,868	29,353
Load Factor (%)	80.0%	80.0%	83.5%	82.3%
Passenger revenue (in thousands)	US$969,771	R$5,039,607	R$10,907,889	R$8,670,132
Passenger revenue adjusted (in thousands)(2)	US$979,227	R$5,088,747	R$10,907,889	R$8,670,132
PRASK (cents)	US$4.75	R$24.71	R$30.41	R$29.54
PRASK adjusted (cents)(2)	US$4.80	R$24.95	R$30.41	R$29.54
RASK (cents)	US$5.42	R$28.16	R$31.90	R$30.86
RASK adjusted (cents)(2)	US$5.47	R$28.41	R$31.90	R$30.86
Yield per ASK (cents) (2)	US$5.95	R$30.90	R$36.43	R$35.89
Yield per ASK adjusted (cents) (2)	US$6.00	R$31.20	R$36.43	R$35.89
Trip cost	US$8,695.93	R$45,190.14	R$42,788.37	R$29,977.44
Trip cost adjusted(3)	US$8,831.88	R$45,896.62	R$31,863.06	R$29,114.87
End-of-period FTEs per aircraft	74	74	93	94
CASK (cents)	US$6.74	R$35.02	R$35.23	R$26.79
CASK adjusted (cents) (3)	US$6.84	R$35.57	R$26.24	R$26.02
CASK ex-fuel adjusted (cents)(3)	US$5.42	R$28.17	R$17.63	R$17.01
Fuel liters consumed (thousands)	651	651	1,203	1,036
Average fuel cost per liter	US$0.45	R$2.32	R$2.56	R$2.55

(1)
For convenience purposes only, the amounts in reais as of December 31, 2020 have been translated to U.S. dollars using the rate of R$5.1967, which corresponds to the commercial selling rate for US$1.00 as of December 31, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

(2)	Passenger revenue adjusted, PRASK adjusted, RASK adjusted and Yield per ASK adjusted for non-recurring items totaled R$49.1 million in 2020, recognized in pax revenue.
(3)	Trip cost adjusted, CASK adjusted and CASK excluding all fuel costs adjusted for non-recurring items totaled R$111.7 million gain in 2020, R$3.2 billion loss in 2019 and R$226.3 million loss in 2018.
B.    Capitalization and Indebtedness
Not applicable.
C.    Reasons for the Offer and Use of Proceeds
Not applicable.
D.    Risk Factors
The risks described below are those that we consider material to our business and an investment in our securities. In general, investing in the securities of issuers in emerging market countries such as Brazil involves risks that are different from the risks associated with investing in the securities of U.S. companies and companies located in other countries with more developed capital markets. You should carefully consider the risks described below. We believe we could be materially and adversely affected by any of these risks. Other risks that we currently deem immaterial or that are currently not known to us may also adversely affect us.

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
The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in monetary, credit, fiscal and other policies and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, changes in monetary and tax policies, price controls, foreign exchange rate controls, currency devaluations, capital controls and limits on imports. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our securities may be adversely affected by changes in Brazilian government policies, as well as general economic factors, including, without limitation:
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
•    increases in unemployment;
•    labor and social security regulations;
•    energy and water shortages and rationing;
•    the Brazilian government’s intervention, modification or rescission of existing concessions;
•    the Brazilian government’s control of or influence on the control of certain oil producing and refining companies; and
•    other political, social and economic developments in or affecting Brazil.

In addition, Brazil experienced a recession from 2014 to 2016 and grew at a slow pace from 2017 to 2019. Gross Domestic Product, or GDP increased 1.1% in 2018 and in 2019. GDP decreased by 4.1% in 2020 as a result of the COVID-19 pandemic and related economic impact.
Although the size of the economic impact of the COVID-19 pandemic is still uncertain, according to the Focus report issued on March 26, 2021, the Brazilian economy is expected to grow by 3.18% in 2021, see—“Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Financial Condition and Results of Operations.” The Brazilian federal government is facing increasing pressures from the population to implement economic reforms. We cannot predict what measures the Brazilian federal government will take in the face of mounting macroeconomic pressures or otherwise.

Developments in Brazil’s political landscape, such as presidential and municipal elections, may also impact us. Uncertainty over whether the current Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future, aggravated by the impacts of the COVID-19 pandemic, may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our preferred shares, including in the form of ADSs. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and the trading price of our preferred shares, including in the form of ADSs. We cannot predict what future policies will be adopted by current or future Brazilian governments, or whether these policies will result in adverse consequences to the Brazilian economy or cause an adverse effect on us. See “—The ongoing economic uncertainty and political instability in Brazil may adversely affect us and the price of our preferred shares, including in the form of ADSs.”
Economic, health, political, and environmental crises, or any other kind of crisis that has the ability to impact the Brazilian economy, may affect the Brazilian population’s purchasing power, which may result in a decrease in demand for air travel and, consequently, affect our business.
Economic, health, political, and environmental crises, or any other kind of crisis that has the ability to impact the Brazilian economy, may affect the Brazilian population’s purchasing power, which may result in a decrease in the number of sales of our products. The 2008 financial crisis, for example, caused exchange rate fluctuations that devalued the real, along with increased restriction of credit in the domestic market, increased rates of unemployment, increases in default and, consequently, a decrease in expendable income in Brazil.
In the same vein, the country’s political-economic crisis between 2015 and 2016 had a significant impact on unemployment rates by reducing the purchasing power of the population and, consequently, expendable income in the country. Recently, the COVID-19 pandemic has caused negative global economic impacts, which we have not yet been able to quantify.
As a result of the pandemic, it is believed that the purchasing power of the Brazilian population may decrease, which may lead to a significant reduction in expendable income and impact demand for air travel, which in turn may negatively affect our results.
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
These individuals are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties of the government, forming the previous coalition of the government led by former President Dilma Rousseff, and were unaccounted for or not publicly disclosed. These funds were also allegedly destined toward the personal enrichment of certain individuals. A number of senior politicians, including members of Congress, and high-ranking executive officers of major corporations and state-owned companies in Brazil have been arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors and/or have resigned or been removed from their positions. The potential outcome of Lava Jato, as well as other ongoing corruption-related investigations is uncertain, but they have already had an adverse impact on the image and reputation of those companies that have been implicated as well as on the general market perception of the Brazilian economy, political environment and the Brazilian capital markets.
There has been no link between these scandals and us and we do not believe there will be, but no guarantee can be made that anyone who is directly or indirectly linked to us, whether an employee, director, advisor, supplier, service provider or subcontractor, is not or will not be involved in operation Lava Jato or similar investigations, which could adversely affect us, including our image and reputation. The result of ongoing investigations is uncertain, but there has already been a negative impact on the image and reputation of the companies involved, as well as on the Brazilian economy.

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
We cannot predict which policies Jair Bolsonaro, the President of Brazil, may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy.
In October 2018, Jair Bolsonaro was elected president, and his term began in January 2019. Although Mr. Bolsonaro has promised in his campaign to implement economic reforms, we cannot predict which policies the President of Brazil may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on us or the price of our preferred shares, including in the form of ADRs. Furthermore, uncertainty over whether the acting Brazilian government under the new administration will implement changes in policy or regulation in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the securities issued abroad by Brazilian companies.
Additionally, in April 2020, President Bolsonaro became involved in political discussions that culminated in the resignation of the then-Minister of Health, Luiz Henrique Mandetta, and the resignation request submitted by the then-Minister of Justice, Sergio Moro. The aforementioned Ministers were key figures in the current administration, and the occasions on which the ministerial changes occurred caused even more instability in the Brazilian economy and in capital markets.
President Bolsonaro is currently under investigation by the highest court in the Brazilian judicial system, the Supremo Tribunal Federal (STF) for the alleged practice of inappropriate acts, brought forth by the former Minister of Justice, Mr. Sergio Moro. According to the former minister, the President had pressured the appointment of certain Brazilian federal police officers. Any consequences resulting from this investigation, including a potential launch of impeachment proceedings, could have significant adverse effects on the political and economic environment in Brazil, as well as on businesses operating in Brazil, including our business.
President Bolsonaro’s response to the pandemic has been sharply criticized both within Brazil and internationally, with the destabilizing effects of the COVID-19 pandemic enhancing political uncertainty and stability in Brazil, particularly following the departure of several high profile federal ministers and corruption allegations against President Bolsonaro.
We cannot guarantee that the unfolding of these events will not lead to additional adverse impacts on Brazil's political and economic situation. Furthermore, we cannot guarantee that other current or future political events may not come to cause even more instability in the Brazilian economy, in capital markets, or in the listing of our shares.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our preferred shares, including in the form of ADSs.
The Brazilian currency has been historically volatile and has devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.87 per U.S. dollar on December 31, 2018, and R$4.03 per U.S. dollar on December 31, 2019, reflecting a 4.02% depreciation in the real against the U.S. dollar. Since the outbreak of the COVID-19 pandemic, the real depreciated over 29% as compared to the U.S. dollar and the real/U.S. dollar exchange rate reported by the Central Bank was R$5.20 per U.S. dollar on December 31, 2020. There can be no assurance that the real will not further depreciate against the U.S. dollar or other currencies in the future.
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
 Most of our revenues are linked to the real and a significant part of our operating expenses, such as fuel, certain aircraft operating lease agreements, certain flight hour maintenance contracts and aircraft insurance, are denominated in, or linked to, foreign currency. In addition, we have and may incur substantial amounts of U.S. dollar-denominated operating lease or financial obligations, fuel costs linked to the U.S. dollar and U.S. dollar-denominated indebtedness in the future or similar exposures to other foreign currencies. As of December 31, 2020, 2019 and 2018, 33.2%, 41.3% and 43.2% of our operating expenses, respectively, were denominated in, or linked to, foreign currency. Historically, we have been able to increase our fares and revenues to compensate for the impact from U.S. dollar appreciation on our expenses, but there is no assurance that we will continue to be able to do so.
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
In the past, Brazil experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets.

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, Brazilian inflation rates were 4.5%, 4.3%, 3.8%, 2.9%, 6.3%, 10.7% and 6.4% for the years 2020, 2019, 2018, 2017, 2016, 2015 and 2014, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could adversely affect us and the price of our preferred shares, including in the form of ADSs. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the SELIC (Sistema Especial de Liquidação e Custódia), the Central Bank’s overnight rate, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil), or COPOM, increased from 10.00% at the beginning of 2014 to a high point of 14.25% in 2016 before a series of rate reductions in 2017, 2018 and 2019, bringing the SELIC rate down to 7.00% as of December 31, 2017, 6.50% as of December 31, 2018, to 4.50% as of December 31, 2019 and to 2.00% as of December 31, 2020. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.
In the event that Brazil experiences high inflation in the future, we will attempt to adjust the prices we charge our passengers to offset the potential impacts of inflation on our expenses, including salaries as we have done in the past, but we may not be able to. This would lead to decreased net income, adversely affecting us. Inflationary pressures may also adversely affect our ability to access foreign financial markets, adversely affecting us.
Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may adversely affect the Brazilian economy and the price of Brazilian securities, including the price of our preferred shares, including in the form of ADSs.
The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, Brazilian companies may have their businesses adversely affected. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values, reduction of global growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to Brazilian companies and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.
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

We can be adversely affected by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors. Brazil lost its investment grade sovereign debt credit rating by the three main U.S. based credit rating agencies, Standard & Poor’s, Moody’s and Fitch in 2015. Standard & Poor’s downgraded Brazil’s sovereign debt credit rating from BBB- to BB+ in September 2015, subsequently reduced it to BB in February 2016, and maintained its negative outlook on the rating, citing Brazil’s fiscal difficulties and economic contraction as signs of a worsening credit situation. In December 2015, Moody’s placed Brazil’s Baa3 sovereign debt credit rating on review and downgraded Brazil’s sovereign credit rating in February 2016 to Ba2 with a negative outlook, citing the prospect for further deterioration in Brazil’s indebtedness figures amid a recession and challenging political environment. Fitch downgraded Brazil’s sovereign credit rating to BB+ with a negative outlook in December 2015, citing the country’s rapidly expanding budget deficit and worse-than-expected recession, and further downgraded Brazil’s sovereign debt credit rating in May 2016 to BB with a negative outlook. On January 11, 2018 Standard and Poor’s downgraded Brazil’s sovereign credit rating due to concerns over a large deficit, stalled pension reform and presidential elections. On February 23, 2018, Fitch further downgraded Brazil’s sovereign credit rating to BB-minus with a stable outlook. On April 9, 2018, Moody’s reaffirmed the Ba2 rating, but raised the outlook from negative to stable, citing expectations that the winner of the October 2018 presidential elections will pass fiscal reforms. On December 11, 2019, Standard & Poor’s maintained Brazil’s credit rating at BB- with a positive outlook. In April 2020, Standard & Poor’s maintained Brazil’s sovereign debt credit rating at BB- with stable outlook. In May 2020, Fitch maintained the rating at BB-minus but with a negative outlook, citing the deterioration of Brazil’s fiscal and economic environment and that both could worsen due to political uncertainties, as well as uncertainties regarding the duration and intensity of the COVID-19 pandemic.
Variations in interest rates may have adverse effects on us.
We are exposed to the risk of interest rate variations, principally in relation to the Interbank Deposit Rate, or CDI Rate, and with respect to operating and finance leases and debt-financed aircraft denominated in U.S. dollars, the London Interbank Offer Rate, or LIBOR.
We have been benefited by the reduction over the recent years in the CDI Rate and LIBOR, but if the CDI Rate or LIBOR were to increase, our repayments under certain loans, operating and finance leases would increase, and we may not be able to adjust the prices we charge to offset increased payments. For example, our repayments under some of our operating and finance leases and debt-financed aircraft are linked to LIBOR. Volatility in LIBOR or other reference rates could increase our periodic interest and lease payments and have an adverse effect on our total financing costs.
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
We may face challenges associated with IBOR transition.
A portion of our income, expenses and liabilities is directly tied to interest rates. Therefore, our results of operations and financial condition are affected by inflation, interest rate fluctuations and related government monetary policies. In addition, various interbank offered rates, which are deemed to be “benchmarks” (the “IBORs”, including LIBOR and EURIBOR) are the subject of recent international and other regulatory guidance and proposals for reform. Some of these reforms are already effective while others are still to be implemented, including the majority of the provisions of the EU Benchmark Regulation (Regulation (EU) 2016/1011) as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (together, the “Benchmarks Regulations”).
In particular, the U.K. Financial Conduct Authority (“FCA”) announced that the FCA will no longer oblige banks to contribute to the calculation of LIBOR after the end of 2021 and, on March 5, 2021, confirmed that all LIBOR settings will either cease to be provided by any administrator or no longer be representative immediately after December 31, 2021, in the case of all sterling, euro, Swiss franc and Japanese yen settings, and the 1-week and 2-month US dollar settings and immediately after June 30, 2023, in the case of the remaining US dollar settings. These announcements indicate that the continuation of LIBOR on the current basis (or at all) cannot and will not be guaranteed after 2021. On November 18, 2020, ICE Benchmark Administration (“IBA”) announced that all LIBOR rates for certain currencies other than U.S. Dollar LIBOR (“USD LIBOR”), would cease publication at the end of 2021. On November 30, 2020, IBA announced that, following a consultation period, for USD LIBOR, it intends to cease publication of 1-week and 2-month LIBOR at the end of 2021 and that it does not intend to cease publication of other tenors of USD LIBOR until June 30, 2023.

The pending cessation of LIBOR for various currencies at the end of 2021 (and in 2023 for certain tenors of USD LIBOR) will also result in replacement rates being used more widely, including in the instruments documenting certain of our financial obligations. For example, in the U.S., a group convened by the Federal Reserve Board and the Federal Reserve Bank of New York, called the Alternative Reference Rate Committee (“ARRC”) and comprised of a diverse set of private sector entities, has identified the Secured Overnight Financing Rate (or “SOFR”) as its preferred alternative rate for the USD LIBOR and the Federal Reserve Bank of New York has begun publishing SOFR daily. Many banks in the U.S. have begun entering into transactions where interest is determined based on SOFR or plan to do so during the course of 2021, as recommended by ARRC and certain regulators. Additionally, many financial contracts, including some which govern our financial obligations, include replacement alternatives for LIBOR upon the cessation of LIBOR. It is possible that some U.S. lenders will elect to use alternative rates other than SOFR. Central banks in several other jurisdictions have also announced plans for publishing alternative reference rates for other currencies.
In addition, on November 29, 2017, the Bank of England and the FCA announced that, as of January 2018, its working group on Sterling risk free rates has been mandated with implementing a broad-based transition to the Sterling Overnight Index Average (“SONIA”) over the next four years across sterling bond, loan and derivative markets so that SONIA is established as the primary sterling interest rate benchmark by the end of 2021.
On September 21, 2017, the European Central Bank announced that it would be part of a new working group tasked with the identification and adoption of a “risk free overnight rate” which can serve as a basis for an alternative to current benchmarks used in a variety of financial instruments and contracts in the euro area. On September 13, 2018, the working group on Euro risk-free rates recommended the new Euro short-term rate (“€STR”) as the new risk-free rate for the euro area. The €STR was published for the first time on October 2, 2019. Although EURIBOR has been reformed in order to comply with the terms of the Benchmark Regulation, it remains uncertain as to how long it will continue in its current form, or whether it will be further reformed or replaced with €STR or an alternative benchmark.
This and other reforms may cause IBORs to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated, which introduce a number of risks for us including legal risks arising from potential changes required to documentation for new and existing transactions, financial risks arising from any changes in the valuation of financial instruments linked to benchmark rates and hedging mismatch.

Deficiencies in Brazilian infrastructure, particularly in airports and ports, may adversely affect us.
We offer products and services that depend on the performance and reliability of the infrastructure in Brazil and abroad. Historically, public investment in the construction and development of airports, ports, highways and railroads has been relatively low, which affects the demand for domestic tourism and could also affect our ability to carry out our operations or limit our expansion plans as well as cause delays and increase operational costs. For example, in 2007, Brazil went through a significant crisis related to its air traffic control system, which negatively impacted air travel and the tourism industry as a whole. Insufficient public and/or private investment in the expansion of Brazilian infrastructure, particularly airports, ports and other travel hubs could lead to a decrease in sales or lower growth rates than we expect, which may adversely affect us and growth prospects. In particular, lack of or insufficient investment in the maintenance at our main hub in Campinas could impact the general activity and operation of the airport, which would adversely impact us. For example, Aeroportos Brasil, which holds a concession for the operation of Viracopos airport from ANAC, filed for bankruptcy protection in 2018 as it has not complied with its contractual obligations relating to the construction of a new terminal. On February 14, 2020 creditors approved Aeroportos Brasil’s debt restructuring plan, which consists in returning the concession for the operation of Viracopos airport to ANAC to initiate a re-bidding process of the concession to a new operator.
On February 18, 2020, the debt restructuring court approved the judicial recovery plan and on March 19, 2020, Aeroportos Brasil filed an application to ANAC for the rebidding of Viracopos airport, in compliance with the judicial recovery plan. On July 17, 2020, the Federal Government enacted Decree No 10.427/2020, authorizing the rebidding of Viracopos airport. The Ministry of Infrastructure shall submit, within 90 days, its assessment to the Programa de Parcerias de Investimentos (Investment Partnership Program) of the possibility of transferring the debts acquired by the current concessionaire to the financiers of the new concessionaire.
The Brazilian government expects to issue the public notice at the end of the year and hold the auction during the first quarter of 2022. In April 2021, the Grupo de Consultores em Aeroportos (GCA), a consortium made up of various private companies and a potential bidder in the auction, filed a feasibility study with the Brazilian government for a new bidding process for the concession at Viracopos airport. An evaluation committee formed to review the auction process will review the feasibility study, which, if approved will be sent to ANAC, such delivery expected to take place in June 2021.

For more information, see “Item 4.B. Business Overview—Airports and Other Facilities and Properties—Airports” and “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”
The failure to adhere to LGPD or other privacy laws enacted in Brazil and/or other jurisdictions may adversely affect our reputation, business, financial condition, or results.
We are subject to the legislation of protection of personal data, such as the Internet Civil Framework (Law No. 12,965/2014), and Law 13,709/2018, a comprehensive data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships (Lei Geral de Proteção de Dados), or the LGPD, as well as its related regulations, including those published by the National Data Protection Authority (“ANPD”).
Except for administrative sanctions, which have been extended to August 2021, the LGPD came into effect on September 18, 2020, after the President Bolsonaro sanctioned into law provisional measure Number 959/2020, pursuant to Article 62, §12, of the Federal Constitution. The LGPD establishes a new legal framework to be observed in personal data processing operations and provides for the rights of the ownership of personal data, the legal bases that allow the processing of personal data, requirements for obtaining consent, obligations and requirements for security incidents and leaks, domestic and international data transfers, as well as authorization for the creation of ANPD.
With the LGPD sanctions coming into force, non-compliance by us or by any of our subsidiaries may result in judicial action by the holders of personal data (as provided for in the LGPD), or in judicial or extrajudicial action by consumer protection bodies. In addition, we and our subsidiaries may be subject to sanctions, in an isolated or cumulative manner, or may, separately or cumulatively, be subject to (i) warning with an indicative deadline for the adoption of corrective measures, (ii) obligation to disclose incidents, (iii) partial suspension of our database operations for a maximum period of six months, renewable for an equal period, until the controller’s processing activity is reestablished, in case of recurrence; (iv) partial suspension of activities related to data processing for a maximum period of six months, renewable for an equal period, until the controller’s processing activity is reestablished, in case of recurrence; (v) temporary blocking, or deletion, of personal data; (vi) partial or total prohibition of activities; and (vii) a fine of up to 2% of our revenues in Brazil in its previous fiscal year, excluding taxes, up to R$50,000,000 per infraction. Further, we may be held liable for material, moral, individual or collective damages caused due to non-compliance with the obligations established by LGPD, noting that infractions will be applied starting in August 2021.
Thus, failures in the protection of the personal data processed by us, as well as a failure to comply to the applicable legislation, may result in high fines for us, disclosure of the incident to the market, elimination of the personal data bank, and even suspension of activities, which may adversely affect our reputation, business, financial condition or results.
See “Item 4.B. Business Overview—Data Protection.”

Risks Relating to our Business and the Brazilian Civil Aviation Industry
Substantial fluctuations in fuel costs or the unavailability of fuel, which is mostly provided by one supplier, would have an adverse effect on us.
Historically, international and local fuel prices have been subject to wide price fluctuations based on geopolitical issues and supply and demand. Fuel expenses, which at times in 2007 and 2008 were at historically high levels, constitute a significant portion of our total operating expenses, accounting for 21.1% in 2020, 24.4% in 2019, and 33.6% in 2018. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. Events resulting from prolonged instability in the Middle East or other oil-producing regions, or the suspension of production by any significant producer, may result in substantial price increases and/or make it difficult to obtain adequate supplies, which may adversely affect us. Natural disasters or other large unexpected disrupting events in regions that normally consume significant amounts of other energy sources could have a similar effect. We cannot predict the price and future availability of fuel with any degree of certainty, and significant increases in fuel prices may harm our business. Our hedging activities may not be sufficient to protect us from fuel price increases, and even though we have been able to adjust our fares adequately to protect us from this cost, we may not be able to do so in the future.

We purchase fuel from a number of distributors in Brazil, principally from BR Distribuidora, a subsidiary of Petrobras, Air BP Brasil Ltda. and Raízen Combustíveis Ltda., with whom we have agreements to exclusively purchase all of our jet fuel needs in certain locations. As of December 2020, BR Distribuidora provided 61.6% of our fuel and was entitled to terminate its fuel supply contracts with us for a number of reasons, including (i) non-compliance with any contractual obligation, (ii) non-payment of invoices up to 60 days after expiration and (iii) in the event of our judicial or extrajudicial liquidation. In addition, BR Distribuidora may be unable to guarantee its fuel supply to us, for example due to difficulties in its production, import, refining or distribution activities. If we were unable to obtain fuel on similar terms from alternative suppliers, our business would be adversely affected. In addition, our agreement with BR Distribuidora enables us to lock in the cost of the jet fuel that we will consume in the future. Accordingly, in case this agreement is terminated, we might be required to enter into alternative hedging or pay higher prices, which could adversely affect us.
We and the airline industry in general are particularly sensitive to changes in economic conditions and continued negative economic conditions that would likely continue to adversely affect us and our ability to obtain financing on acceptable terms.
Our operations and the airline industry in general are particularly sensitive to changes in economic conditions. Unfavorable economic conditions, such as high unemployment rates, a constrained credit market, low or negative GDP growth, unfavorable exchange rates and increased business operating expenses, can reduce spending for both leisure and business travel. For some consumers, leisure travel is a discretionary expense, and short-haul travelers, in particular, have the option to replace air travel with surface travel. As has become particularly evident as a result of the COVID-19 pandemic, businesses and other travelers are able to forego air travel by using communication alternatives such as videoconferencing, business communication platforms, and the Internet. In addition, to the extent businesses continue to permit air travel during the COVID-19 pandemic, they are more likely to require the purchase of less expensive tickets to reduce costs. This, in turn, can result in a decrease in average revenue per seat. Also, as has become particularly evident as a result of the COVID-19 pandemic, unfavorable economic conditions can also impact our ability to raise fares to counteract increases in fuel, labor, and other expenses. In particular, the recent recession in the Brazilian economy and political instability has adversely affected industries with significant spending in travel, including government, oil and gas, mining and construction. In addition to decreases in load factors, reduced spending on business travel also affects the quality of demand, resulting in our inability to sell as many high-yield tickets.
Additionally, any material change to the global financial markets or the Brazilian economy, caused by any factor, including pandemics and/or other regional or international outbreaks, may hinder both our access to new favorable financing terms and issuances of securities. An increasingly unfavorable economic environment would likely adversely affect us. In addition, a significant instability of the credit, capital and financial markets could result in increasing our borrowing costs, adversely affecting us. We typically finance our aircraft through operating and finance leases and debt finance. We may not be able to continue to obtain financing on terms attractive to us, or at all. To the extent we cannot obtain such financing on acceptable terms or at all, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which would adversely affect us and our growth strategy. These factors could also adversely affect our ability to obtain financing on acceptable terms and our liquidity in general.
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
We expect to incur additional fixed costs, including contractual debt, as we lease or acquire new aircraft and other equipment to implement our growth strategy or other purposes. Based on our current firm orders, we have contractually assumed the commitment to acquire 132 aircraft, 94 directly from manufactures and 38 from lessors.
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
Changes to the Brazilian civil aviation regulatory framework may adversely affect us.
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
Further, in December 2018, the former Brazilian president approved Provisional Measure MP 863/2018, which lifts restrictions on foreign ownership of Brazilian airlines’ voting stock. On June 17, 2019, the provisional measure MP 863/2018 was converted into de Law No 13.842/2019, amending the Brazilian Aeronautical Code, and allowed 100% of the voting stock of a company belonged to foreigners. See “Item 4.B. Business Overview—Restrictions on the Ownership of Shares in Air Transportation Service Providers.”
For a description of recent changes to the Brazilian civil aviation regulatory framework, see “Item 4.D. Regulation—Airport Infrastructure.” For a description of recent changes to and pending legislation regarding the Brazilian civil aviation regulatory framework, see “Item 4.B. Business Overview—Pending Legislation.”
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
We face intense competition on certain routes in Brazil from existing scheduled airlines, charter airlines and potential new entrants in our market and also with regards to our business units TudoAzul, Azul Cargo and Azul Viagens. In particular, we face strong competition in a limited number of routes and markets where our network overlaps with that of our main competitors. As of December 31, 2020, 18% and 8% of our domestic network overlapped with that of Gol and LATAM, respectively. Airlines increase or decrease capacity in markets based on perceived profitability. Decisions by our competitors that increase overall industry capacity, or capacity dedicated to a particular region, market or route, as well as any other management decisions that increase a potential competitor’s market share, could have a material adverse impact on us. The COVID-19 pandemic could enhance the competitive dynamics within the industry, although we are unable to predict the duration or extent of this potentially increased pressure. Our growth and the success of our business model could stimulate competition in our markets through the development of similar strategies by our competitors. If these competitors adopt and successfully execute similar business models, we could be adversely affected.
We may face increased competition from existing and new participants in the Brazilian market. The air transportation sector is highly sensitive to price discounting and the use of aggressive pricing policies. Changes in practices, including with respect to change and cancellation fees as a result of the COVID-19 pandemic has led to further pricing changes among our competitors. Other factors, such as flight frequency, schedule availability, brand recognition, and quality of offered services (such as loyalty programs, VIP airport lounges, in-flight entertainment and other amenities) also have a significant impact on market competitiveness. In addition, the barriers to entering the domestic market are relatively low and we cannot guarantee that existing or new competitors in our markets will not offer lower prices, more attractive services or increase their route capacity in an effort to obtain greater market share. We may also face competition from international airlines as they introduce and expand flights to Brazil. In addition to competition among scheduled airlines and charter operators, the Brazilian airline industry faces competition from ground transportation alternatives, such as interstate buses and automobiles. Finally, the Brazilian government and regulators could give preference to new entrants or provide support to our competitors, for example, when granting new and current slots in Brazilian airports, as previously occurred with respect to new slots at Congonhas airport
In addition, technology advancements may limit the desire for air travel. For example, new developments in video teleconferencing and other methods of electronic communication may reduce the need for in-person communication and add a new dimension of competition to the industry as travelers seek lower cost substitutes for air travel.

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
For instance, data protection and privacy laws are developing to take into account the changes in cultural and consumer attitudes towards the protection of personal data and may be interpreted in a manner that is detrimental to our operations. There can be no guarantee that we will have sufficient financial resources to comply with any new regulations or successfully compete in the context of a shifting regulatory environment.
Any additional laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could impose regulatory obligations not previously foreseen by us, causing us to incur additional costs to implement operational and systemic changes or controls within the required deadlines, or risk having our operations restricted if we were not able to do so.
We depend significantly on automated systems and any cyber-attacks, breakdown, hacking or changes in these systems may adversely affect us.
We depend on automated systems to operate our businesses, including our sales system, automated seat reservation system, fleet and network management system, telecommunications system and website. Significant or repeated breakdowns of our automated systems may impede our passengers and travel agencies’ access to our products and services, which may cause them to purchase tickets from other airlines, adversely affecting our net revenues. Our website and ticket sales system must accommodate a high volume of traffic and deliver important flight information and the increase in work-from-home arrangements since the onset of the COVID-19 pandemic has the potential to enhance cybersecurity risks. Substantial or repeated website, ticket sales, scheduling or telecommunication systems failures could reduce the attractiveness of our services and could cause our customers to purchase tickets from another airline. Any interruption in these systems or their underlying infrastructure could result in the loss of important data, increase our expenses and generally harm us.

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
Natural disasters, severe weather conditions and other events outside of our control may affect and disrupt our operations. In 2018, a truckers’ strike disrupted the distribution of fuel supplies throughout Brazil, affecting flights as well as passengers’ ability to commute to and from airports for a period of approximately 10 days. About 37 airports in which Azul operates ran out of fuel, and some airports remained closed for three days.
Severe weather conditions can cause flight cancellations or significant delays that may result in increased costs and reduced revenue. Any natural disaster or other event that affects air travel in the regions in which we operate could have a material adverse impact on us.

The COVID-19 pandemic and the resulting economic slowdown and volatility in the Brazilian and global financial and capital markets had, and may in the future continue to have, a material adverse effect on our business, financial condition, liquidity and results of operations. To the extent the COVID-19 pandemic adversely affects our business, liquidity, results of operations and financial condition, it will also have the effect of materially heightening many of the other risks described in this “Risk Factors” section.
The COVID-19 pandemic and governmental responses thereto have had, and may continue to have, a severe impact on global and Brazilian macro-economic and financial conditions, including the disruption of supply chains and the closures or interruptions of many businesses, leading to losses of revenues, increased unemployment and economic stagnation and contraction.
The COVID-19 pandemic has also resulted in materially increased volatility in both Brazilian and international financial markets and economic indicators, including exchange rates, interest rates and credit spreads. For example, as a result of heightened volatility, the value of assets in the B3 S.A. – Brasil, Bolsa, Balcão, or the B3 decreased significantly and quickly in the month of March 2020, triggering their circuit breaker eight times. Any shocks or unexpected movements in these market factors could result in financial losses associated with our trading portfolio or financial assets, which could deteriorate our financial condition.
Measures taken by governmental authorities worldwide, including Brazil, to stabilize markets and support economic growth may not be sufficient to control high volatility or to prevent serious and prolonged reductions in economic activity. In addition, the social distancing measures imposed by governmental authorities to contain the spread of the COVID-19 pandemic resulted in a sharp drop in air travel, significantly impacting our business. While many of these restrictions have since been lifted, there is no way to predict whether new patterns of contagion, increasing disease severity or other factors related to the pandemic, including access to, or the efficiency of, a vaccine, may result in a renewed tightening of these policies or the imposition of new and different restrictions. These policies and measures have influenced the behavior of the consumer market and the population in general, the demand for services, products and credit.
In addition, there can be no assurance that the restrictive measures imposed by some Brazilian states and municipalities will not worsen if Brazil faces new waves of COVID-19. For example, at the beginning of 2021, a novel strain of COVID-19 started circulating in Brazil, causing an increase in the number of deaths and hospitalizations. In February 2021, Brazil registered 250,000 deaths from COVID-19 and, on March 11, 2021, Brazil was considered the epicenter of the COVID-19 pandemic in terms of number of confirmed cases and deaths. As a result, public authorities in Brazil reinstated more severe restrictive measures, including social distancing, quarantine and lockdowns, once again affecting demand for air travel. Moreover, in spite of recent acceleration in the administration of COVID-19 vaccines in Brazil, there can be no assurance that this pattern will continue or that there will be no further delays, including as a result of supply shortage, delays on Brazilian regulatory approval, among other factors.
The weakened macroeconomic fundamentals coupled with the market downturn caused by the COVID-19 pandemic had, and may in the future continue to have, a negative impact on our performance across our business. Impacts on our business could be widespread, and material impacts may be possible, including but not limited to the following:
•Some governments have discouraged travel and encouraged social distancing efforts and limits on gathering size.
•Numerous travel advisories and restrictions have been implemented, and many foreign governments have placed restrictions or quarantines on citizens of other countries. For instance, numerous countries are now requiring airline passengers to provide negative COVID-19 test results prior to travel into their countries.
•State and local governments have issued travel restrictions, quarantines and advisories and health-related curfews or “shelter in place” orders which dissuade or restrict air travel.
•Businesses have restricted non-essential travel for their employees. Employers in both the public and private sectors have issued instructions to employees to work from home and/or are otherwise dissuading or restricting air travel.
•Business conventions and conferences, concerts and similar entertainment have been and continue to be cancelled. Many popular tourist destinations have been, and remain, closed, or operations are curtailed. Significant sporting events have been, and occasionally continue to be, cancelled or held with limited or no spectators. All of these adjustments reduce the demand for both business air travel (which has historically driven our most profitable ticket sales) and leisure air travel.
•Travelers are discouraged from air travel to destinations where COVID-19 is particularly virulent.

•Travelers may be dissuaded from flying due to possible enhanced COVID-19-related screening measures, which have been implemented to varying degrees and in different ways across multiple markets we serve, or due to the concern that additional travel restrictions implemented between their departure and return may affect their ability to return to their homes.
The containment and quarantine measures that are being implemented across Brazil and worldwide are significantly limiting the mobility of our customers, crewmembers and business partners, making our operation unfeasible in several routes we serve. We will continue to be materially adversely affected if government authorities extend existing orders or impose new orders or other restrictions intended to mitigate the spread of COVID-19, if businesses continue to restrict travel for their employees, or if fear of travel continues to depress future ticket sales.
As a result, on April 2020, in light of the uncertainty due to the COVID-19 pandemic that was affecting the demand for air traffic, we operated 70 non-stop flights per day to 25 cities, representing a 90% reduction of our consolidated planned capacity in terms of ASKs for the month of April. On the other side, domestic demand recovery in Brazil was one of the fastest in the world. By December 2020, we recovered 91% of the domestic capacity, flying to more than 110 destinations and 700 flights per day.
Thus, in response to the COVID-19 pandemic, we significantly reduced capacity from our original plan and will continue to evaluate the need for further flight schedule adjustments throughout 2021.
We also announced several measures to reduce fixed costs and preserve our cash position. Despite these efforts, we have experienced significant ticket cancellations. These cancellations, together with the waiver, and in many cases elimination, of change fees and other refunds have negatively affected our revenues and liquidity. Ultimately, cost-saving measures that we implemented in 2020, or may consider in the future, have not made up, and may not in the future make up, for the loss in cash as a result of decreased ticket sales and cancellations and could also negatively affect our service to customers.
Continued travel restrictions, reduced demand for travel and continued loss in revenue resulting from the rapid spread of COVID-19 or other contagious illnesses that adversely reduce demand for air travel in a part of the world in which we have significant operations it have had, and will likely continue to have, a material adverse effect on our business and results of operations. The current spread of COVID-19 and other adverse public health developments could have a prolonged effect on air travel demand and any prolonged or widespread effects could significantly impact our operations, cash flows and financial condition. Negative trends have not yet stabilized and may worsen. Moreover, the longer the pandemic persists, the more material the ultimate effects are likely to be.
Furthermore, a global recession and/or economic downturn, notably in Brazil, which includes increased unemployment, may result in lower commercial activity, both during the COVID-19 pandemic and after its initial outbreak, which may continue to reduce the demand for people traveling by air.
Some employees, and employees of our suppliers and service providers, including airport and air traffic personnel, have tested positive for or been suspected of having COVID-19. These cases have resulted in the closure of facilities, reduction in available staffing, and disruptions to our overall operations. Additional instances of actual or perceived risk of infection among our employees, or our suppliers or service providers employees could further negatively impact our operations. We could also be materially adversely affected if we were unable to effectively maintain a suitably skilled and sized workforce, address employment-related matters, or maintain satisfactory relations with our employees or our employees’ representatives.
Moreover, the ability to attract and retain passengers depends, in part, upon the perception and reputation of the Company and the public’s concerns regarding the health and safety of travel generally, especially regarding airline travel. Actual or perceived risk of infection on our flights could have a material adverse effect on the public's comfort with air travel, which could harm our reputation and business. We expect to continue to incur COVID-19-related costs as we sanitize airplanes and implement additional hygiene-related protocol to airplanes and take other action to limit infection among our employees and passengers. In addition, the industry may be subject to enhanced health and hygiene requirements in attempts to counteract future outbreaks, which requirements may be costly and take a significant amount of time to implement.

We are not aware of events comparable to the current one that could provide us with guidance on the effect of the dissemination of COVID-19 and a global pandemic. Thus, the ultimate severity of the COVID-19 pandemic is uncertain at this time and therefore we cannot predict the additional impact it may have on the availability of aircraft or aircraft spare parts, on worldwide air travel and on our business, results of operations and financial condition. The extent to which the COVID-19 pandemic could impact our business, financial and operational performance depends on future developments, which cannot be predicted and are outside of our control, including, among others: (i) existing and future governmental regulations, travel advisories and restrictions imposed in response to the pandemic, including pursuant to executive orders, such as the new mask mandate; (ii) new information which may quickly emerge concerning the duration, spread, severity and any recurrence of the COVID-19 pandemic, including through any new variant strains of the underlying virus; (iii) the scope of the outbreak; (iv) the effectiveness and availability of vaccines domestically and globally; (v) the duration and scope of related federal, state, and local government orders and restrictions; (vi) the extent of the impact of the COVID-19 pandemic on overall demand for air travel; (vii) our access to capital; and (viii) other actions to contain the virus or treat its impact.
Any outbreak of a disease that affects people's behavior or that demands public policies to restrict the movement of people and/or social contact may have an adverse impact on our business, as well as on the Brazilian economy.
At this time, we are also not able to predict the extent to which the COVID-19 pandemic may result in permanent changes to our customers' behavior, with such changes including but not limited to a permanent reduction in business travel as a result of increased usage of "virtual" meetings and "teleconferencing" products and more broadly, a general reluctance to travel by consumers, each of which could have a material impact on our business.
The extent of the impacts of the COVID-19 pandemic on our business, financial condition, liquidity and results will depend on future developments, which are highly uncertain, unpredictable and which depend on several factors that are beyond our control, including the possibility of additional outbreaks, further mutations of the virus and the intensity of the economic downturn resulting from actions taken, or to be taken, by government authorities and the scientific community in response to the COVID-19 pandemic, including in relation to the availability and efficiency of vaccines and other treatments. Consumers affected by the COVID-19 pandemic may continue to show retraction behaviors, even after the end of the crisis, maintaining low levels of discretionary spending in the long term, which is why certain sectors we serve may take longer to recover (particularly sectors such as hotels, civil aviation, shopping centers and wholesale retailers).
The COVID-19 pandemic may also exacerbate other risks described in this “Risk Factors” section, including, but not limited to, our competitiveness, demand for our services, shifting consumer preferences and our substantial amount of outstanding indebtedness.
The outbreak of highly contagious diseases worldwide, such as the current coronavirus pandemic (COVID-19), can lead to major disruptions and greater volatility in global capital and financial markets, resulting in negative pressure on the world economy, including the Brazilian economy, impacting the trading market of our shares, including in the form of ADSs, and our debt ratings.
Disease outbreaks, or potential disease outbreaks, (such as COVID-19) and governmental responses thereto can have an adverse effect on global capital and financial markets (including the capital market in which our shares are traded), the global economy (including the Brazilian economy), and the listing of our shares. For more information on potential disease outbreaks and governmental responses thereto, see “—A pandemic or the widespread outbreak of contagious illnesses in Brazil and worldwide, such as the COVID-19 pandemic, did have and will likely continue to have a material adverse effect on the airline industry and on us”.
The governmental responses, along with the uncertainties caused by the COVID-19 pandemic, have had an adverse impact on the global capital market and economy, including in Brazil, causing eight circuit-breaks in the B3 during the month of March 2020. The listing of the majority of assets traded in B3, including the listing of our shares, including in the form of ADSs, was adversely affected due to the outbreak of COVID-19. We cannot guarantee that the listing of our shares will not reach levels lower than those observed during the outbreak of the current pandemic.

Moreover, as a result of the pandemic, the availability of credit line facilities became restricted, which could further adversely impact our financial expenses and ability to finance our operations. The effects of the COVID-19 pandemic on the financial markets may materially and adversely affect our access to capital and cost of capital, including our ability to raise funds through equity or debt financings. We continue to evaluate potential sources of additional liquidity in the short-term. The terms of future debt agreements could include more restrictive covenants or require incremental collateral, which could further restrict our business operations. The extent to which the COVID-19 pandemic affects our earnings and liquidity will depend, in part, on our ability to successfully access capital. There is no guarantee that debt or equity financings will be available in the future to fund our obligations, or that they will be available on terms consistent with our expectations.
Additionally, the COVID-19 pandemic has had, and may continue to have, a negative impact on the value of our investments and may result in write-offs of such investments. In particular, the COVID-19 pandemic has directly and adversely impacted TAP, an entity with which we have business arrangements. See “ Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements—TAP.” Furthermore, during 2020, the Brazilian real depreciated over 29% as compared to the U.S. dollar, increasing the cost of our operating expenses denominated in U.S. dollars, including, without limitation, corporate bonds, aircraft rent, fuel and maintenance.
Additionally, the impact of the COVID-19 pandemic on global financial markets has negatively impacted our ratings. Our credit rating was: (i) downgraded by S&P to B (in March 2020), to CCC+ (in May 2020), to CCC- (in July 2020) and, then, was upgraded to CCC+ (in December 2020); (ii) downgraded by Fitch to B (in March 2020), to B- (in May 2020), to CCC (in August 2020) and upgraded to CCC+ (in December 2020); and (iii) downgraded by Moody’s to B1 (in March 2020), to Caa1 (in June 2020) and upgraded to B3 (in December 2020). The downgrades of our ratings were based on some factors, including on the financial impacts of the COVID-19 pandemic. If our credit ratings were to be further downgraded, or general market conditions were to ascribe higher risk to our ratings levels, the airline industry, or the Company, our business, financial condition and results of operations would be adversely affected.
Furthermore, any material change to the global financial market or to the Brazilian economy may decrease investor interest in Brazilian assets, including our shares, which may adversely affect the listing of the above-mentioned assets, in addition to hindering access to capital markets and financing of the Company's operations in the future in favorable terms.
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
In response to substantial increases in insurance premiums to cover risks related to terrorist attacks following the events of September 11, 2001 in the United States, the Brazilian government enacted legislation, specifically Law 10744, of October 9, 2003, authorizing the Brazilian government to assume civil liability to third parties for any injury to goods or persons, whether or not passengers, caused by terrorist attacks or acts of war against Brazilian aircraft operated by Brazilian airlines in Brazil or abroad. In addition, according to the above mentioned legislation, the Brazilian government may, at its sole discretion, suspend or cancel this assumption of liability. If the Brazilian government suspends its assumption of liability, Brazilian airlines will be required to assume the liability once more and obtain insurance in the market.
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
Increases in labor benefits, union disputes, strikes, and other worker-related disturbances may adversely affect us.
Our business is labor intensive. Our expenses related to our workforce (salaries, wages and benefits) represented 20.0%,14.8% and 18.0%, of our total operating expenses for the years 2020, 2019 and 2018, respectively. All Brazilian airline employees, including ours, are represented by regional aviation unions and by two national labor unions: the National Pilots’ and Flight Attendants’ Union (Sindicato Nacional dos Aeronautas) and the National Aviation Union (Sindicato Nacional dos Aeroviários). Negotiations regarding cost of living increases and salary payments are conducted annually between these unions and an association that represents all Brazilian airline companies, the National Union of Airline Companies (Sindicato Nacional das Empresas Aeroviárias), or SNEA. Work conditions and maximum work hours are regulated by government legislation and are not subject to labor negotiations. Future terms and conditions of collective agreements could become costlier for us as a result of an increase in threats of strikes and binding negotiations between the unions and SNEA. Furthermore, certain employee groups such as pilots, mechanics and other airport personnel have highly specialized skills and cannot be easily replaced. Our labor costs could increase if the size of our business increases. Any labor proceeding or other workers’ dispute involving unionized employees could adversely affect us or interfere with our ability to carry out our normal business operations. Prior to the COVID-19 pandemic, we were already particularly exposed in the event of labor-related job actions. The impact of the COVID-19 pandemic has heightened our exposure and demonstrated the risk that our results could be materially adversely affected in the event of conflicts with our employees or our employees’ representatives.

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
Additionally, the execution of our strategic plans has been significantly negatively affected by the impacts of the COVID-19 pandemic, and we cannot predict the duration or scope of continued impacts from the pandemic and the impact on us.
The successful execution of our strategy is partly dependent on the maintenance of a high daily aircraft utilization rate, making us especially vulnerable to delays that could adversely affect us.
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

Any expansion of our business activities will require us to incur additional and possible expenses and we may be unsuccessful in generating a profit from any such new activities, potentially adversely affecting us.
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
Our business is heavily dependent on our operations at our three hubs at Viracopos airport, Confins airport and Recife airport. Many of our routes operate through these hubs, which account for a significant part of our daily arrivals and departures. Like other airlines, we are subject to delays caused by factors beyond our control and that could affect one or more of our hubs or other airports in any of the regions served by us. For example, in 2018, an incident with an aircraft from LATAM caused the closing of a runway at Confins airport, one of our main hubs, for 21 hours, which negatively impacted our operations and forced us to re-accommodate our passengers to new flights. Due to this geographical capacity concentration, we may not be able to react as quickly or efficiently as our competitors to any delays, interruption or disruption in service or fuel at any one or more of our hubs, which could have a material adverse impact on us. Furthermore, ANAC has granted concessions for the operation of Viracopos airport and Confins airport. We have no control over these concessions and cannot predict how the current concessions, any future concessions or the termination of any concessions could affect these airports. For example, Aeroportos Brasil, which holds a concession for the operation of Viracopos airport from ANAC, filed for bankruptcy protection in 2018 as it has not complied with its contractual obligations relating to the construction of a new terminal. On February 14, 2020, creditors approved Aeroportos Brasil’s debt restructuring plan, which requires returning the concession for the operation of Viracopos airport to ANAC to initiate a new bidding process of the concession to a new operator.
On February 18, 2020, the debt restructuring court approved the judicial recovery plan and on March 19, 2020, Aeroportos Brasil filed an application to ANAC for the rebidding of Viracopos airport, in compliance with the judicial recovery plan. On July 17, 2020, the Federal Government enacted Decree No 10.427/2020, authorizing the rebidding of Viracopos airport. The Ministry of Infrastructure shall submit, within 90 days, its assessment to the Programa de Parcerias de Investimentos (Investment Partnership Program) of the possibility of transferring the debts acquired by the current concessionaire to the financiers of the new concessionaire. The auction is scheduled to be held on April 7, 2021.
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
As our fleet has grown, our reliance on Embraer, ATR and Airbus has also grown. As of December 31, 2020, our passenger operating fleet consisted of 60 Embraer E-Jets, 33 ATR aircraft, 45 Airbus A320 and 11 Airbus A330s. Additionally, we are operating 17 Cessna Cavarans aircraft, which 9 passenger seats each.
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
The occurrence of any one or more of these factors or the suspension of operations could restrict our ability to use aircraft to generate profits, respond to increased demands or could limit our operations and adversely affect us.

We cannot guarantee that we will be able to implement the announced sublease agreements and postponement of delivery of aircraft.
On January 28, 2020, we announced a letter of intent with LOT, a Polish airline, to sublease 18 aircraft with firm orders and up to 14 with additional options, an operation that is subject to LOT’s ability to acquire the relevant approvals. In addition, on the same date, we announced the intention of Breeze Airways, a U.S.-based airline startup founded by the Company’s controlling shareholder, to sublease up to 28 aircraft. As of December 2020, we kept ongoing negotiations in place with LOT and Breeze Airways.
In 2020, we announced the postponement of the delivery of 59 Embraer E2s aircraft, 36 Airbus aircraft and 8 ATRs, scheduled for between 2020 and 2023 to 2024 and beyond, as part of the measures adopted by us to address the impacts related to the COVID-19 pandemic to its financial results and liquidity. As of December 2020, we kept ongoing negotiations in place with lessors in order to maintain the necessary liquidity during the pandemic.
If the subleases and/or the renegotiation are not carried out, we may be obliged to restructure our plan of measures intended to address the impacts of the pandemic. In the event we are no able to carry out these agreements, we cannot guarantee that we will be able to take the appropriate measures, on favorable conditions, within a reasonable time. Furthermore, if the non-effectuation of transactions is not consensual, we may be subject to litigious procedures involving the parties involved in the transactions, which have the potential to result in relevant costs and expenses, adversely affecting us.
We could be adversely affected by expenses or stoppages associated with planned or unplanned maintenance on our aircraft, as well as any inability to obtain spare parts on time.
As of December 31, 2020, the average age of our Azul mainline operating fleet was 6.9 years. Including 17 Cessna aircraft, acquired from TwoFlex (recently renamed Azul Conecta), the average age of our aircraft is 8.3 years. Our relatively new aircraft require less maintenance now than they will in the future. Our fleet will require more maintenance as it ages and our maintenance and repair expenses for each of our aircraft will be incurred at approximately the same intervals. In the event we cannot renew our fleet, our scheduled and unscheduled aircraft maintenance expenses will increase as a percentage of our revenue in future years. Any significant increase in maintenance and repair expenses would have a material adverse effect on us.
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
Additionally, General Electric is the sole manufacturer and supplier of the CF34 engines on our Embraer E-Jets and together with Safran, through CFM International, of the LEAP engines on our next-generation Airbus A320neos, Pratt & Whitney is the sole manufacturer and supplier of the PW 127M engines on our ATR 72 aircraft and engines for our Embraer E2s aircraft, and Rolls Royce is the sole manufacturer of the Trent 700 and Trent 7000 engines for our A330 aircraft. As prices for the engines and parts are payable in U.S. dollars, they are subject to fluctuations in exchange rates and may result in us incurring substantial additional expenses in the event that the U.S. dollar appreciates. We have also outsourced all engine maintenance for our Embraer E-Jet and next-generation Airbus A320neo fleet to General Electric, for our ATR fleet to Pratt & Whitney, and the engine maintenance of our A330 fleet to Rolls Royce. If General Electric, Rolls Royce or Pratt & Whitney are unable to perform their contractual obligations or if we are unable to acquire engines from alternative suppliers on acceptable terms, we could lose the benefits we derive from our current agreements with General Electric, Pratt & Whitney and Rolls Royce, incur substantial transition costs, or suffer from the suspension of the operations of certain of our aircraft due to the need for unscheduled or unplanned maintenance while these contractual obligations are not being performed.

We rely on agreements with third parties to provide our customers and us with facilities and services that are integral to our business and the termination or non-performance of these agreements could affect us.
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
TudoAzul relies on its four largest business partners for a significant majority of its gross billings. We have no control or influence over TudoAzul’s business partners, which may terminate their relationship with TudoAzul or change their commercial policies with respect to the accumulation, transfer and redemption of points, as well as choose to develop or offer their customers their own platforms for exchanging points for prizes, including airline tickets issued by other airlines. The loss of a significant TudoAzul business partner or changes to TudoAzul’s business partners’ policies could (i) make TudoAzul less attractive or efficient for our business partners’ customers, and (ii) increase competition with respect to TudoAzul, thereby reducing our gross sales and the demand for points, factors that may negatively impact us. If we do not find satisfactory replacement business partners in the event of the loss of one or more of TudoAzul’s significant business partner or adapt satisfactorily to changes to TudoAzul’s business partners’ policies, we may be adversely affected.
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
Our business depends upon the efforts and skill of our senior management, including our Chairman, who has played a key role in establishing our corporate culture, and our key executives. Our future success depends on a significant extent on the continued service of our senior management team, who are critical to the development and the execution of our business strategies. Any member of our senior management team may leave us to establish or work in businesses that compete with ours. There is no guarantee that the compensation arrangements and non-competition agreements we have entered into with our senior management team are sufficiently broad or effective to prevent them from resigning in order to join or establish a competitor or that the non-competition agreements would be upheld in a court of law. In the event that our Chairman or a number of our senior management team leave our company, we may have difficulty finding suitable replacements, which could have a material adverse effect on us.
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
In this regard we may be liable for violations by third parties hired to dispose of our waste, among other activities. Also, we may not hold all valid environmental licenses deemed necessary by the environmental authorities to perform our activities, which could subject us to financial fines, and depending on the degree of irregularity, may reach a value of up to R$10 million, or even the total or partial suspension of our activities, in accordance with Federal Decree No. 6,514/2008, in addition to indemnity fines. State and municipal laws and regulations may impose distinct administrative sanctions at lower or higher values than the above.

In 2016, ICAO adopted a resolution creating the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA), providing a framework for a global market-based measure to stabilize carbon dioxide emissions in international civil aviation (i.e., civil aviation flights that depart in one country and arrive in a different country). CORSIA is being implemented in phases, starting with the participation of ICAO member states on a voluntary basis during a pilot phase (from 2021 through 2023), followed by a first phase (from 2024 through 2026) and a second phase (from 2027). Currently, CORSIA focuses on defining standards for monitoring, reporting and verification of emissions from air operators, as well as on defining steps to offset carbon emissions after 2020. In 2020, we began reporting our emissions to Brazilian authorities. Brazil is expected to become a signatory of CORSIA in 2027. To the extent most of the countries in which we operate continue to be ICAO member states, in the future we may be affected by regulations adopted pursuant to the CORSIA framework. The proliferation of national regulations and taxes on carbon emissions in the countries that we have domestic operations, including environmental regulations that the airline industry is facing in Brazil, may also affect our costs of operations and our margins.
Concerns about climate change and greenhouse gas emissions may result in additional regulation or taxation of aircraft emissions in Brazil, the United States or Europe. Future operations and financial results may vary as a result of the adoption of such regulations in Brazil, the United States or Europe.
The European Union has proposed a directive under which the existing emissions trading scheme, or ETS, in each European Union member state was to be extended to all airlines. This directive would require us to submit annual emission allowances in order to operate routes to and from European Union member states. As of December 31, 2020, this proposal would affect only intra-European flights (which are not material to our business) but there is a possibility that the directive could be extended to all flights in the future. Prior to the pandemic, we operated two routes to and from Europe, and serviced additional destinations in Europe through our code-sharing agreement with TAP. Although this proposal has been postponed for evaluation and it is uncertain whether it will be approved, it is increasingly likely that we will be required to participate in some form of an international aircraft emissions program in the future, which may involve significant costs.
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
We benefit from tax incentives on our purchases of jet fuel in Brazil, and these tax incentives may be suspended, changed, cancelled, revoked or not renewed at any time adversely affecting us.
The price of the jet fuel that we purchase in certain Brazilian states is subsidized through tax incentives provided to us by those states. Depending on the type of agreement, if we fail to comply with our obligations in the tax incentive agreements that we have executed with those states, Governmental authorities may revoke, suspend or fail to renew these tax incentives at any time. Authorities may choose to do so even if we do comply, for example if they are no longer interested in the obligation.
To ensure the continuity of these incentives, we must comply with a number of tax, labor and social requirements and environmental protection and control that may be questioned, including judicially by third parties, such as the Ministério Público Federal, other Brazilian States, or even other public authorities.
In addition, there are currently proposals in the Brazilian congress for the implementation of a tax reform. Among the proposals under discussion, there is the possibility of a complete change in the system of consumer tax, which would extinguish three federal taxes – the Tax over Industrialized Products (Imposto sobre Produtos Industrializados), or IPI, the Social Integration Program (Programa de Integração Social), or PIS; and the Social Contribution to Social Security Financing (Contribuição Social para o Financiamento da Seguridade Social), or COFINS; the Tax on Circulation of Goods and Services (Imposto sobre Circulação de Mercadorias e Serviços), or ICMS, a State tax; and Tax on Services (Imposto Sobre Serviços), or ISS, which is municipal, to create a single tax for transactions of goods and services (Imposto sobre Bens e Serviços, or IBS) that would focus on consumer taxation. We cannot ensure that there will be no changes to the laws and regulations applicable to the tax incentives that benefit the Company, or that these will be effectively maintained under the same favorable conditions until the end of their term, or that we will be able to renew the tax incentives under favorable conditions after their current deadlines have expired.

Further, we cannot ensure that new tax incentives will be created after the expiration of tax incentives that the Company currently benefits from, and that, if they are created, that the Company will be subject to their terms, or that their terms and conditions are equivalent to, or more favorable than, the terms and conditions currently in force. If tax incentives are changed, or expire, and we are unable to renew them, or if new tax incentives are not created after the expiry of those in force, or if the terms and conditions of any new incentives are not as beneficial to the Company as the ones currently in force, the Company could also be adversely affected.
In addition, certain tax incentive agreements require approval from CONFAZ, the Brazilian National Council of Fiscal Policy, which have not yet been obtained and could therefore be canceled by the Brazilian Supreme Court at any time. With regard to tax benefits granted after the amendment to Complementary Law 160/2017, to be granted in the future, not without due deliberation and approval by CONFAZ, we stress that its constitutionality can be questioned at any time by the States and may be repealed by the Brazilian Supreme Court. If any of these tax incentives are canceled, revoked, suspended or not renewed, the prices that we pay for jet fuel would increase or we may reduce our number of flights, which may lead to a significant impact in our results and adversely affect us.
We may not be able to comply with the covenants and restrictions contained in our financing agreements, which could result in declaration of an event of default and acceleration of the maturity of indebtedness, causing an adverse effect on us.
As of December 31, 2020, we were in compliance with or have obtained waivers from our counterparties in connection with compliance with all financial covenants in our financing instruments requiring us to maintain certain ratios. An eventual default under such agreements may result in their early termination and, as consequence, the cross default of certain obligations which would cause a material adverse effect on us.
However, certain economic, financial and industry-related conditions that are out of our control may adversely impact our ability to comply with financial covenants, as well as with financial obligations contained in our financing agreements, as has been observed during the COVID-19 pandemic, in which we have faced adverse conditions that have caused, and continue to cause, adverse financial impacts on the Company’s finances and have led to the breaching of financial covenants and financial obligations.
If (i) we are not able to obtain the necessary waivers or approvals from our creditors in regard to agreements with which we are in default or that have certain financial covenants that are not being satisfied; or (ii) we do not have sufficient resources to repay our debts in a timely manner, or we continue not to be able to meet the financial covenants established in the other agreements (which may occur for several reasons that adversely affect our economic-financial situation, such as, for example, the scenario of global financial crisis we are currently facing due to the COVID-19 pandemic), the early maturity of these and other financial debts contracted by us may be declared due to cross-acceleration clauses.
If our financial agreements mature earlier than we expected, our financial situation and, as a result, our debt-payment capacity will be materially and adversely affected and may even result in our insolvency. Additionally, we may face difficulties or limitations in accessing new financing lines, which may impair the implementation of our investment plan, materially and adversely affecting our business, our financial situation and our operational results.
We may not be able to renegotiate the financial covenants and obligations established with our creditors in favorable terms.
Due to the economic crisis caused by the COVID-19 pandemic and the adverse economic and financial effects it has caused, we have been facing difficulties in complying with financial covenants and obligations established with our creditors, with which we have negotiated the restructuring of the obligations established in the respective agreements, including through amendments and/or new instruments reflecting new deadlines and conditions.
It is not possible to ensure that all creditors will accept the new terms and conditions proposed by us, nor that the respective clauses will be changed, so that creditors whose financial contracts have covenants or other obligations, or which may become defaulted, may, in their sole discretion, chose to accelerate the maturity of such debts, which may result in acceleration of other obligations. The acceleration of debt may adversely affect our solvency and our ability to make payments, as well as limit our access to new lines of credit for financing its working capital and investments. This may, in turn, also adversely affect our business and operating results.

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
Such restrictive clauses, and the limitation they impose on our ability to enter into certain transactions, may limit our access to new financing lines for the execution of our investment plan, as well as for cash availability, ultimately adversely affecting our business and operational results.
As of December 31, 2020, we were in compliance with or have obtained waivers from our counterparts in connection with compliance with all financial covenants in our financing instruments requiring us to maintain certain ratios. An eventual default under such agreements may result in their early termination and, as consequence, the cross-default of certain obligations which would cause a material adverse effect on us.
For more information on the covenants and restrictions and on certain waivers under certain of our agreements, see “Item 5.B. Liquidity and Capital Resources—Loans and Financings” and “Item 5.D. Trend Information.”
Unfavorable decisions in judicial or administrative proceedings could adversely affect us.
We and our subsidiaries are parties to various proceedings in the judicial and administrative spheres, including civil, labor, social security, tax, consumer protection, civil, regulatory actions and environmental. There is no way to guarantee that such lawsuits will be ruled favorably to us and/or our subsidiaries, or that the amounts provisioned are sufficient to cover amounts resulting from any unfavorable rulings. Decisions contrary to the interests of us and/or our subsidiaries that could eventually result in substantial payments, affect our image and/or the image of our subsidiaries or impede the performance of our business as initially planned may have a material adverse effect on our business, the business of our subsidiaries, our financial condition and our results of operations.
We are subject to tax surveillance by tax authorities in the Federal, State, and Municipal levels.
As a result of such surveillance, our finances can be questioned by tax authorities. We cannot guarantee that provisions for such investigations will be sufficient, that no additional tax exposures will be identified, and that no additional tax reserves will be required for any given tax exposure. Any increase in the amount of taxation as a result of inquiries into our taxes may adversely affect our business, our operating results and our financial condition.
The Brazilian tax authorities have recently intensified the number of audits it orders. There are several fiscal issues of concern to the Brazilian authorities, regarding which Brazilian authorities regularly supervise companies, including inventory control, premium amortization expenses, corporate restructuring and tax planning, among others. Any judicial and administrative proceedings related to fiscal matters before the courts, including the Administrative Board of Tax Resources, (Conselho Administrativo de Recursos Fiscais), or CARF, and state and municipal administrative courts, may adversely affect us.
We are subject to certain tax legislation due to the registration of tax debts in specific payment programs overseen by tax authorities. If we no longer comply with any of the rules set forth in said legislation, the programs may be terminated and the benefits derived from them revoked.
We are registered in certain payment programs run by the competent and relevant tax authorities concerning various federal, state and municipal tax debts.
The federal, state and municipal payment programs we are party to require the adherence to, and compliance with, certain requirements, including the regularity of payment of debts subject to parceling. If we do not comply with the rules, the programs will be terminated and their benefits revoked. This would also cause the immediate enforceability of the remaining value of the debt, along with any additional values applicable to the legislation in effect at the time of the occurrence of the event at hand, which may impact our operational and financial results, with the return of debt on our liabilities.

Any violation or alleged violation of anti-corruption, anti-bribery and anti-money laundering laws could adversely affect us, including our brand and reputation.
There can be no assurance that our employees, agents, and the companies to which we outsource certain of our business operations will not take actions in violation of our anti-corruption, anti-bribery and anti-money laundering policies, for which we may be ultimately held responsible. We are subject to the United States Foreign Corrupt Practices Act of 1977, or the FCPA, by virtue of having operations in the United Estates and our shares being listed and traded in the United States as well a. If we are not in compliance with anti-corruption laws, anti-money laundering laws and other laws governing the conduct of business with government entities, including under the FCPA and other United States and local laws, we may be subject to criminal and civil penalties and other remedial measures, which could harm our brand and reputation and have a material adverse impact on our business, financial condition, results of operations and prospects. Any investigation of any actual alleged violations of such laws could also adversely affect us, including our brand and reputation. The likelihood of such risks being realized may increase as we don’t have consolidated policies for identifying and monitoring politically exposed persons, nor for due diligence with third parties.
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
Any inability to obtain or renew all the licenses, permits and permissions necessary to conduct our business could have an adverse effect on us.
We are in the constant process of obtaining and renewing federal, state and municipal licenses, authorizations, permits and permissions necessary to conduct our activities. If we fail to obtain or renew all such licenses, authorizations, permits and permissions in a timely manner, or if such licenses, authorizations, permits and permissions are suspended or revoked, this could have an adverse effect on us.
Risks Relating to Our Preferred Shares, Including in the Form of ADSs
Our controlling shareholder has the ability to direct our business and affairs, and its interests may conflict with that of other shareholders.
In accordance with Brazilian corporate law and our bylaws, our controlling shareholder has the legal power to, among other things, elect the majority of our directors and determine the outcome of any action requiring shareholder approval. This power includes the ability to control decisions with respect to related party transactions (excluding transactions with a related party to the controlling shareholder himself), corporate restructurings, dispositions, partnerships, sale of all or substantially all of our assets, withdrawal of our shares from the Level 2 segment of B3 and the time for payment of any future dividends. Our controlling shareholder may choose to enter into acquisitions, dispositions, partnerships or enter into loans and financing or other similar transactions for us that could conflict with the interests of investors and that may negatively affect us. As of December 31, 2020, our controlling shareholder owned, directly and indirectly, 67% of our voting capital and 49.7% of our total capital. In economic terms, our controlling shareholder’s holdings equal 3.5%,
In particular, due to our capital structure, the capital contributions made by the holders of our common shares to date were considerably lower than those made by the holders of our preferred shares, which means that our controlling shareholder has the right to direct our business but has considerably less economic interest with respect to the results of our activities than holders of our preferred shares. This difference in economic interest may intensify conflicts of interests between our controlling shareholder and other shareholders.

Our controlling shareholder is entitled to receive significantly less dividends than holders of our preferred shares, which may cause his decisions on the distribution of dividends to conflict with preferred shareholders’ interests.
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
We have established stock option and restricted share plans for key personnel, including our officers, certain managers and other key crewmembers. We estimate that as of December 31, 2020, 2,158,658 new preferred shares would have been issued if all of our vested options were exercised by the holders thereof at a weighted average strike price of R$15.12. The exercise of vested options by the holders thereof could result in substantial dilution in book value to investors if the public offering price for our preferred shares (including in the form of ADSs) is lower than the book value of such shares in the future upon the exercise of our stock options. See “Item 6.B. Management Compensation—Stock-Based Incentive Plans.”
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
The investment in marketable securities traded in emerging countries, such as Brazil, usually represents higher levels of risk as compared to investments in securities issued in countries whose political and economic situations are more stable, and in general, such investments are considered speculative in nature. The Brazilian capital market is substantially smaller, less liquid, more volatile, and more concentrated than major international capital markets. B3 exchange-listed companies had an aggregate market capitalization of R$4.9 trillion as of December 31, 2020 and a daily average trading volume of R$30.0 billion as December 31, 2020, according to B3. These market characteristics may substantially limit the capacity of holders of our preferred shares to sell them at the price and time of their preference and this may have an adverse effect on the market price of our preferred shares.
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
According to Brazilian corporate law, preferred shares with limited or no voting rights and with rights to fixed or minimum priority dividends, gain voting rights if the company ceases to pay the fixed or minimum dividends to which such shares are entitled for three consecutive fiscal years. According to our by-laws, our preferred shares are not fixed or have minimum priority dividends. Consequently, our preferred shares will not have voting rights, even if we stop paying dividends for three consecutive years.

In addition, to the extent holders of our preferred shares are entitled to vote on certain limited matters pursuant to Brazilian corporate law, the provisions of our bylaws, and the provisions of or governing the deposited preferred shares, we cannot assure ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote the preferred shares underlying their ADSs. Furthermore, there can be no assurance that ADS holders will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our preferred shares. While ADS holders could exercise their right to vote directly if they withdraw the preferred shares, such ADS holders may not know about the meeting sufficiently in advance to withdraw the preferred shares. See “Item 10.B. Memorandum and Articles of Association—Rights of Our Common and Preferred Shares—Voting Rights.”
Our controlling shareholder has the right to receive substantially less dividends than the holders of preferred shares, which may motivate it to decide on the distribution of dividends in a manner conflicting with the interest of the other shareholders. The right to receive dividends from holders of our common shares is 75 times lower than the dividend distributed to holders of our preferred shares. The fact that our controlling shareholder receives a proportionally smaller share than the dividends that we distribute, in relation to the dividends to which our shareholders that hold preferred shares are entitled, may influence their decisions regarding the distribution of dividends or proceeds, which may diverge from the interest of the shareholders holding preferred shares.
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
As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002, as amended, and related rules implemented by the SEC. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers and may divert management’s attention. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our preferred shares, fines, sanctions and other regulatory action and potentially civil litigation which may adversely affect us.
If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, the market price and trading volume of our preferred shares, including in the form of ADSs could decline.
The trading market for our preferred shares, including in the form of ADSs, depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price may be negatively impacted. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our preferred shares, including in the form of ADSs, could decline, which might cause the market price and trading volume of our preferred shares, including in the form of ADSs to decline.
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

We rely on certain exemptions as a foreign private issuer listed on the NYSE. For example, the NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the affirmative determination of the board of directors of absence of a material relationship between a director and the listed company. Under the listing standards of Level 2 segment of B3, our board of directors must have at least five members, at least 20% of which must be independent. Also, Brazilian corporate law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of Brazilian corporate law and the CVM, we cannot guarantee that a majority of our directors would be considered independent under the NYSE rules. Pursuant to Brazilian corporate law and Instruction 308, dated May 14, 1999, as amended, issued by CVM, the statutory audit committee is an advisory board to the board of directors, that if installed must be made up of independent members appointed by the board of directors, one of which must also be a member of the board, unlike NYSE rules, which require all audit committee members to also be members of the board of directors. While our audit committee is currently composed entirely of independent directors, our audit committee may not always meet all of the NYSE rules.
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
Accordingly, holders of our ADSs will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements. For a comparison of the foregoing requirements, see “Item 16.G. Corporate Governance.
ITEM 4.    INFORMATION ON THE COMPANY
A.    History and Development of the Company
We are incorporated as a Brazilian sociedade por ações under the corporate name Azul S.A. Our headquarters are at Edifício Jatobá, 8th floor, Castelo Branco Office Park, Avenida Marcos Penteado de Ulhôa Rodrigues, 939, Tamboré, Barueri, São Paulo, SP 06460-040, Brazil. Our telephone number is +55 11 4134-9800 and our website is https://ri.voeazul.com.br/en. In addition, the SEC maintains a website at www.sec.gov that contains information filed by us electronically. The information contained on our website, any website mentioned in this annual report or any website directly or indirectly linked to these websites, is not part of, and is not incorporated by reference in, this annual report and you should not rely on such information. We are registered with the Board of Trade of the state of São Paulo under corporate registration number, or NIRE, number 35.300.361.130. We have been registered with the CVM as a publicly held corporation since April 7, 2017.
We were founded on January 3, 2008 by entrepreneur David Neeleman and began operations on December 15, 2008. Backed by Mr. Neeleman and other strategic shareholders, we have benefited from our partnerships and have invested in a robust and scalable operating platform. We have a management team that effectively combines local market expertise with diversified international experience and knowledge of best practices from the United States, the largest aviation market in the world.
Our start-up capital of R$400.7 million enabled us to invest up-front in a scalable operating platform and efficient young fleet. After less than six months of operations, we became Brazil’s third-largest airline in terms of domestic market share in May 2009, according to ANAC. Our operating fleet has grown from three Embraer E-Jets in December 2008 to a total of 168 aircraft, consisting of 60 Embraer E-Jets, 33 ATR aircraft, 45 Airbus A320 and A321, 11 Airbus A330s, two Boeing 737 freighter and 17 Cessna Caravan aircraft as of December 31, 2020.

In August 2012, we acquired TRIP, which at the time was the largest regional carrier in South America by number of destinations. The fleet similarity between the two airlines allowed us to integrate all of TRIP’s activities by June 2014. The TRIP acquisition substantially increased our network connectivity, enabling us to serve 106 destinations upon completion of the acquisition and to become the leading carrier in terms of departures in 82 cities as of December 31, 2020 as well as to consolidate our position as a leader in Brazil’s fast-growing regional aviation market. As of December 31, 2020, we had the largest airline network in Brazil in terms of departures and cities served, with around 700 daily departures spanning more than 110 destinations – an unparalleled network of more than 200 non-stop routes.
Leveraging the strength of the network we built over the previous years, in December 2014 we started operating international flights with Airbus A330 aircraft, gaining the ability to serve millions of passengers that connected throughout our network and that previously did not have a convenient option to travel internationally.
As part of our plans to expand globally, we have also established code-share agreements with other carriers such as United and TAP, giving our passengers the ability to connect to more than 200 destinations worldwide in addition to the more than 110 destinations we currently serve.
In addition, during 2020, we signed a domestic code-share agreement with LATAM Airlines Brazil to connect routes in Brazil. The two carriers also signed a frequent flyer agreement, enabling 12 million TudoAzul and 37 million LATAM Pass members to earn points in the frequent flyer program of their choice.
On February 21, 2020, our wholly-owned subsidiary, Azul Linhas Aéreas Brasileiras, and Two Taxi Aereo, “TwoFlex” (recently rebranded Azul Conecta), announced that they entered into a Quota Purchase Agreement under which we agreed to acquire the Brazilian regional carrier TwoFlex for the total purchase price of R$123 million. TwoFlex is a domestic airline based in Jundiaí, Brazil, founded in 2013, and offers regular passenger and cargo service to 39 destinations in Brazil, of which only three regional destinations were previously served by Azul. TwoFlex also holds 14 daily departure and arrival slots on the auxiliary runway of Congonhas, São Paulo’s downtown airport. Congonhas is a particularly coveted airport because of its proximity to São Paulo’s business districts and because of its status as Brazil’s most slot-constrained airport. Currently, our two larger competitors, Gol and LATAM, control most of the flights in Congonhas. TwoFlex’s fleet is composed of 17 owned Cessna Caravan aircraft, a regional turboprop with a capacity of 9 passengers.
The transaction was approved without restrictions by CADE on March 27, 2020. On May 14, 2020, Azul announced the completion of the acquisition process of TwoFlex. Payment will be made in up to 30 monthly installments, subject to certain financial and operating conditions, and one final payment of up to R$30 million, which will be deposited as a guarantee in favor of the Company for a specified period.
With Azul Conecta, we plan to reach more than 200 cities in the coming years.
Capital Expenditures
For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures”.
B.    Business Overview
General
We are the largest airline in Brazil in terms of departures and cities served, with around 700 daily departures to 112 destinations, creating an unparalleled network of 203 non-stop routes as of December 31, 2020. As the sole airline on 77% of our routes, we are the leading airline in 82 Brazilian cities in terms of departures and carried approximately 15 million passengers in the year ended December 31, 2020. In addition to having an extensive network, optimized fleet, and a high- quality product, we also have strategic revenue generating business units including our wholly-owned loyalty program TudoAzul, and our logistics solutions business Azul Cargo.

Brazil is geographically similar in size to the continental United States and is currently the sixth largest market for domestic airline passengers in the world. Since 2008, the number of domestic airline passengers carried in Brazil has increased by 90% to 95 million in 2019. In 2020, as the COVID-19 pandemic affected the aviation industry, the number of domestic airline passengers in Brazil decreased 52.4% compared to 2019, to 45.2 million passengers, according to ANAC, of which Azul was responsible for 31.06%. Brazil is moving forward with its vaccination efforts, and we are confident we will gradually see improved health figures in the country. Brazil’s air travel market continues to be significantly underpenetrated and in 2019 was expected to double by 2029 according to ABEAR.
We have the most extensive route network in Brazil, serving 110 domestic destinations, about twice as many as our main competitors Gol and LATAM, which served 55 and 43 destinations respectively as of December 31, 2020. We are the only provider of scheduled service to 35 of our domestic destinations and hold the leading position in 9 out of the 10 largest domestic airports in which we operate in terms of departures. Through our network, we connect travelers to destinations exclusively served by us from our three hubs, which cater to the São Paulo, Belo Horizonte and Recife markets, all among the largest metropolitan areas in the country. Notably, we are the leading airline at Viracopos airport, one of the principal airports in the São Paulo area and the largest domestic hub in South America in terms of non-stop destinations served, with a 95% share of its 128 domestic daily departures as of December 31, 2020.
We operate a young, fuel-efficient fleet that we believe is better tailored for Brazil than those of our main competitors, as it allows us to serve markets with different demographics, ranging from large capitals to smaller cities. As of December 31, 2020, our mainline passenger operating fleet was comprised of 145 aircraft with an average age of 6.9 years, which is significantly younger than that of our main competitors. Including 17 Cessna Caravan aircraft acquired through the purchase of TwoFlex (recently renamed Azul Conecta), the average aircraft age is 8.3. We believe that our diversified fleet is optimized to efficiently match capacity to demand. This enables us to offer superior connectivity as well as more convenient and frequent non-stop service to more airports than our main competitors, which exclusively operate larger aircraft.
A key driver of our profitability is our management team’s extensive experience in implementing a disciplined, low-cost operating model. Our optimized fleet yields lower trip costs than our main competitor. In 2020, the average trip cost was impacted by the COVID-19 pandemic and increased 44% to R$45,897, as compared to 2019. In the year ended December 31, 2019, our average trip cost was R$31,863, 29.6% lower than that of Gol. With the recovery and the increase in the number of next-generation Airbus A320neos and Embraer E2s in our fleet in the coming years, we expect to maintain our market-leading low trip cost advantage. In addition, our FTEs per aircraft were the lowest in Brazil at 74 FTEs as of December 31, 2020.We have built a strong brand by offering what we believe is a superior travel experience, based on a culture of customer service provided by a highly-motivated and well-trained team of crewmembers. Our service features include advanced seat assignment, leather seats, individual entertainment screens with free live television at every seat in all our Embraer jets and most of our A320neos, extensive legroom with a pitch of 30 inches or more, complimentary beverage and snack services, and free bus service to key airports we serve. In addition, we offer Wi-Fi service in some of our A320neo and E2 fleet and are currently installing it in additional aircraft. As a result of our strong focus on customer service, our NPS (Net Promoter Score) average in 2020 totaled 52.8, even with the impact on courtesy and lack of empathy when crewmembers wear masks and during the pandemic when onboard services were suspended by health agency for a period of time. On January and February 2021, our NPS reached 58 and 59.8, significantly higher than our competitors in Brazil. In 2020, Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards.
We continue to invest in and expand our loyalty program TudoAzul, which had more than 12.6 million members and 68 program partners as of December 31, 2020. TudoAzul has been the fastest growing loyalty program in terms of members in Brazil for the past seven years compared to Smiles and LATAM Pass, the loyalty programs of Gol and LATAM respectively, according to publicly available information of such competitors, including disclosure filed with or furnished to the SEC and information available on their respective websites. In the fourth quarter of 2020, we launched the Azul Itaucard Infinite, the best positioned co-branded credit card in the Itaucard portfolio and also elected the “Best credit card from Brazilian airlines” by Melhores Destinos. Given our network strength and the expected growth of passenger air travel, credit card penetration and usage and customer loyalty in Brazil, we believe that TudoAzul is a key strategic asset for us.
Other revenue streams are expected to be mostly driven by our logistics solutions business, Azul Cargo. In 2020, Azul Cargo grew 38.4% in terms of gross revenues, reaching R$764 million mostly driven by our increase in transported cargo volume and our expanding presence in the e-commerce segment. We ended 2020 with a 33% share of transported cargo volume in Brazil, resulting from our unique network and the capillarity support it provides to our cargo business. In addition, we intend to continue growing our ancillary services and other revenue streams, including Azul Viagens, our travel package business.

In 2020, our revenues were significantly impacted by the COVID-19 pandemic, and we generated net revenue of R$5,744.1 million and a net loss of R$10,834.7 million. In 2019, we generated net revenue of R$11.4 billion and a net loss of R$2,403.1 million compared to a net revenue of R$9.1 billion and a net loss of R$635.7 million respectively in 2018. Non-recurring items in 2020 represented R$62.5 million, R$3.2 billion in 2019 and R$226.3 million in 2018.
Impact of the ongoing COVID-19 pandemic
The year 2020 began with a favorable environment to the Company, with good performance in sales and revenues, announcement of a new route to New York, and new key customers in our logistics business. However, on March 11, 2020 the World Health Organization (“WHO”) classified COVID-19 as a “public health emergency of international concern” and declared it a pandemic, causing a sharp rupture in global economic activity and unleashing an unprecedented economic crisis.
The speed of spread and contagion of the disease has caused countries around the world, including Brazil, to adopt measures such as social distancing, travel restrictions and the closure of borders. As a consequence, the airline industry was one of the sectors impacted the earliest and hardest on its operations and results. In order to face this challenging scenario, our Executive Committee began monitoring the crisis as it developed and established operational and financial strategies to go through this period of crisis until the normalization of operations. We communicated these strategies to the public in detail through documents such as Material News Releases or Statements to the Market. Main actions included the following:
Resizing of the airline network: one of the first and most important actions taken by management in response to the economic crisis unleashed by the COVID-19 pandemic was the resizing our airline network, with reductions in capacity that reached its lowest levels in April 2020. In April 2020, the volume of ASKs offered in the domestic market accounted for only 13% of the volume of the same period in 2019, amounting to approximately 70 daily flights. At the same time, demand dropped to 11% of the total for the same period in the previous year.
Since the beginning of the pandemic, management has monitored the recovery of demand and managed the number of flights offered to match it. In December 2020, the domestic market returned to over 90% of the same period in 2019 in terms of capacity and demand.
Our management continuously monitors all developments related to the COVID-19 pandemic and will continue to make adjustments to the flight offer if necessary, matching supply and demand and prioritizing above all the health and safety of all its crew and customers.
Cost reductions: over the course of 2020, we adopted several measures to reduce our fixed and variable costs, including:
•Suspension of hiring new crew members in the period between March and August 2020;
•Launch of an unpaid leave program, with the adhesion of more than 10,000 crew members for periods between 30 and 120 days;
•Reduction of 50% to 100% in salaries for executive committee members and directors and of 25% for managers for the period between March and July 2020;
•Reduction of general salary expenses by 65% in the period between March and August 2020, due to adherence to Provisional Executive Order 936/20, which implemented labor relation alternatives for confronting crisis caused by the COVID-19 pandemic, including agreements to reduce work hours and salaries and temporary suspension of employment contracts; and
•Collective bargaining agreement to reduce pilot and flight attendant working hours for 18 months starting in June 2020, which was terminated at the end of 2020 due to the faster than originally expected demand recovery in the domestic market.
Support from government and regulators: since the beginning of the pandemic, state and federal governments and regulators took certain actions in support of airline companies, including:
•Enactment of Provisional Executive Order No. 925/20, converted into Law No. 14034 / 20, which extended the period to rebook trips to a period of up to 18 months and extended deadlines to reimburse customers to 12 months from the flight cancellation date;
•Change in the deadline to pay navigation and airport fees;
•Suspension of regularity-based slot cancellation rules, in line with a similar decision with other civil aviation organizations and authorities; and

•Extension by 120 days of the term to renew technical crew qualifications.
Crewmember and customer care: our number one priority has always been and continues to be the health and safety of our crewmembers and customer, and to that end, we implemented a wide range of initiatives, including:
•First airline in Brazil to introduce daily temperature checks for all crewmembers and to require all customers and crewmembers to wear masks while on board.
•Intensified aircraft cleaning procedures between flights and deep cleaning of all aircraft overnight.
•First airline in Latin America to use Honeywell’s ultraviolet cabin cleaning system.
•All jets fitted with hospital-grade HEPA filters that remove at least 99.9% of all airborne particles, including the novel coronavirus.
•Only airline in the world to implement an innovative boarding process called “Tapete Azul” or Blue Carpet, a virtual boarding system which projects a moving walkway in the gate area to provide distancing and increase boarding efficiency.
•First airline in Brazil to offer, without any cost, medical assistance to customers during international trips in case of a positive diagnosis of COVID-19.
•Free transportation of health professionals.
•Free transportation of vaccines to cities where we operate.
These initiatives have contributed to increase customer confidence and support the strong market recovery in Brazil observed in 2020.
Strengthening of cash and liquidity: throughout the year, with the evolution of the pandemic, our management has endeavored to keep the necessary cash levels to face the crisis, which required negotiating deferral agreements with suppliers, bank creditors and lessors, as well as to access the capital market through the issuance of debentures. Main initiatives to preserve cash included:
•Postponement of profit share payments for 2019;
•Negotiation of new payment terms with suppliers;
•Suspension of business travels and discretionary expenses;
•Negotiation to reduce aircraft parking fees;
•Agreement to postpone delivery of 59 model E2 aircraft;
•Agreement with lessors resulting in a reduction of approximately 77% of the cash outflow for the period between April and December 2020, offset by slightly higher amounts from 2023 and the extension of the contractual terms.
•Renegotiation of the conditions and maturities of debentures and obligations of the Special Agency for Industrial Financing (Agência Especial de Financiamento Industrial), or FINAME; and
•Issuance of debentures convertible into shares in the amount of R$1,745.9 million with a five-year maturity and interest of 7.5% in the first year and 6.0% starting the second year, with semiannual settlements.
Debentures convertible into shares: on November 12, 2020, we concluded the public offering for the distribution of debentures convertible into first-issue preferred shares, with security interest and additional guarantee by our subsidiary Azul Linhas Aéreas Brasileiras S.A., under CVM Instruction No. 400, with the following characteristics: (i) total issue amount: R$1,745,900; (ii) issue date: October 26, 2020; (iii) term and maturity date: 5 years from the date of issue, maturing therefore on October 26, 2025; (iv) conversion price: R$32.2649 per preferred share, resulting in an initial conversion premium of 27.50%, calculated on the VWAP (Volume Weighted Average Price) of 30 trading sessions of the reference share price of R$25.3058.
The issuance of debentures is part of Azul's efforts to contain the economic impact of the COVID-19 pandemic on our operations and we expect to use the net proceeds obtained for working capital, expansion of our logistics activities and other strategic opportunities.
The debentures are redeemable, totally or partially, in cash at our discretion at any time, after 36 months, if the last price reported by American Depositary Share (ADS) representing Azul's preferred share exceeds 130% of the conversion price for a specific period.

The debentures are guaranteed by the Company and its main operating subsidiary, ALAB, and are guaranteed by certain assets, including, but not limited to, intellectual property assets held by the guarantors and the TudoAzul frequent-flyer program, certain rights related to the right of use of the hangar and specific equipment necessary for maintenance of our hangar at Viracopos airport.
Our management continues to monitor our profitability and financial position, taking actions to sustain our ability to continue with operations in the foreseeable future. For more information, see “Item 3.D. Risk Factors—A pandemic or the widespread outbreak of contagious illnesses can have a material adverse effect on our business and results of operations.”
Events Subsequent to the Date of the Financial Statements
During March 2021, Brazil started to experience the impacts of a second wave of COVID-19, the persisting impacts of the pandemic and uncertainties raised a turmoil in the market and a cooling of the economy. Therefore, there has been a reduction in demand for flights. Aiming to maintain adequate levels of liquidity, Management is negotiating postponement of payments to lessors and suppliers and suspended all non-urgent expenditures.
Strengths and Opportunities
Our Competitive Strengths
We believe the following business strengths allow us to compete successfully:
Largest Network in Brazil
We have the largest network in Brazil in terms of departures and cities served, with around 700 daily departures serving 112 destinations, creating an unparalleled network of 203 non-stop routes as of December 31, 2020. Our connectivity at large hubs allows us to consolidate traffic, serving larger and medium-sized markets as well as smaller cities that do not generate sufficient demand for point-to-point service. We believe that our extensive network coverage allows us to connect more passengers than our competitors, who serve significantly fewer destinations. As of December 31, 2020, we served 110 destinations in Brazil, compared to 55 for Gol and 43 for LATAM. In addition, we were the sole airline on 77% of our routes and 35 of the destinations we served, and the leading player in 82 cities as of December 31, 2020. By comparison, Gol and LATAM were leading carriers in only 10 and 6 cities, respectively, as of December 31, 2020. Furthermore, as of December 31, 2020, 18% and 8% of our domestic network overlapped with that of Gol’s and LATAM’s, respectively, while Gol’s and LATAM’s networks had an overlap of approximately 87% between them.
Our Optimized Fleet Enables us to Efficiently Serve our Target Markets
Our fleet strategy is based on optimizing the type of aircraft for the different markets we serve. Our diversified fleet of ATR, E-Jets and Airbus aircraft enables us to serve markets that we believe our main competitors, who only fly one type of larger narrow-body aircraft, cannot serve profitably. We believe our current fleet of aircraft allows us to match capacity to demand, achieve high load factors, provide greater convenience and frequency, and serve low and medium density routes and markets in Brazil that are not served by our main competitors. Our domestic fleet consists of Embraer E-Jets which seat up to 136 passengers, fuel-efficient ATR aircraft which seat 70 passengers, next-generation Airbus A320neos which seat 174 passengers and Cessna Caravan which seat 9 passengers, while all the narrow-body aircraft used by Gol and LATAM in Brazil have between 138 and 220 seats. We also operate 11 Airbus A330s to serve international markets, three E-Jets converted to dedicated freighters and two Boeing 737 freighter aircraft to support our cargo business.
Our fleet plan focuses on maintaining a trip cost advantage relative to our main competitors while also providing us with flexibility for growth into new markets both domestically and internationally. Based on our current firm orders, between 2024 and 2025, we expect to add approximately 32 next-generation E-195 E2 aircraft and between 2021 and 2025, we expect to add 30 next-generation Airbus 320neos and 1 next-generation Airbus A330neo widebody aircraft to our fleet, replacing older generation aircraft. These new generation aircraft are more fuel-efficient than older generation aircraft, and therefore we expect that our fleet plan will allow us to maintain market-leading trip costs and to reduce our CASK, both in absolute terms and relative to our main competitors.

Industry-Leading PRASK
We utilize a proprietary yield management system that is key to our strategy of optimizing yield through dynamic fare segmentation and demand stimulation. We target both business travelers, to whom we offer convenient flight options, and cost-conscious leisure travelers, to whom we offer low fares to stimulate air travel and to encourage advanced purchases. This segmentation model has enabled us to achieve a market-leading PRASK of 30.41 centavos in the year ended December 31, 2019. In addition, in 2019, our PRASK represented a 18.7% premium compared to Gol. We believe our superior network and product offering allows us to attract high-yield and frequent business travelers. Our PRASK was impacted by the COVID-19 pandemic, reaching 24.95 centavos in the year ended December 31, 2020. We saw a strong PRASK increase of 23% in the fourth quarter of 2020 compared to the previous quarter, which is further evidence of the demand recovery and the sustainable competitive advantages of our business.
According to ABRACORP, we held a 34.7% share in terms of Brazilian business-focused travel agency revenue, compared to a 28% market share in terms of RPKs as of December 31, 2020.
As an illustration of our ability to stimulate demand, the following table highlights the increase in average customers per day on certain routes from November 2008, shortly before we started operations, to December 2019 and December 2020:

	Total Direct Flights	Azul	Average Daily Enplanements (One Way)

Campinas—Rio de Janeiro
November 2008	6	—	564
December 2019	17	15	1,326
December 2020	11	9	824
Campinas—Salvador
November 2008	—	—	155	(1)
December 2019	2	2	547
December 2020	5	4	518
Campinas—Belo Horizonte
November 2008	5	—	503
December 2019	10	10	1,934
December 2020	7	7	831
Belo Horizonte—Goiânia
November 2008	1	—	82
December 2019	4	4	299
December 2020	3	3	305
Campinas—Porto Alegre
November 2008	—	—	241	(1)
December 2019	8	8	772
December 2020	7	7	900

(1)	Itinerary available through connecting flight only.
The increase in flights from Campinas, our main hub, illustrates the success of our demand-stimulation model. Across Brazil, our Campinas hub offers superior connectivity for connecting passengers, with the most non-stop services of any airport in the country as of December 31, 2020. As a result of our focus on underserved markets, we have been able to establish a successful platform that has significantly increased demand at Viracopos airport over the last 12 years. In November 2008, before we began operations, airlines serving Viracopos airport offered just twelve daily departures to eight destinations. As of December 31, 2019, Viracopos airport offered 139 domestic daily departures to 61 destinations, and we held a 97.4% share of those daily departures. In 2020, even impacted by the COVID-19 pandemic, Viracopos airport offered 121 daily domestic departures to 45 destinations, and we held a 97.4% share of those daily departures.

Most Efficient Cost Structure in the Brazilian Market
We have leveraged our management team’s experience by implementing a disciplined, low-cost operating model to achieve our operational efficiencies. We believe we have achieved these operational efficiencies primarily through:
•    Optimized aircraft for markets and routes served;
•    Low cost of sales, distribution and marketing through direct-to-consumer marketing, e-commerce (approximately 87% of all sales were generated by online channels in year of 2020) and associated use of social networking tools;
•    Lower costs due to single-class cabin configuration for our domestic flights;
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
As a result, we have achieved lower trip costs than our main competitor. In the year ended December 31, 2019, our average trip cost was R$31,863, 29.6% lower than that of Gol. In the year ended December 31, 2020, our costs were significantly impacted by the COVID-19 pandemic and our average trip cost was R$45,897. On the other side, our FTEs per aircraft were the lowest in Brazil at 74 compared to 109 for Gol as of December 31, 2020.
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
As part of the TAP’s privatization process in 2016, a consortium of private investors (including our principal shareholder) acquired a stake in TAP, and we invested €90 million in exchange for TAP bonds convertible into 41.25% economic interest in TAP.
On March 14, 2019, we acquired a fully diluted economic stake of 6.1% in TAP from Hainan Airlines (Hong Kong) Co. Limited for a purchase price of US$25 million.
On August 10, 2020, as informed at TAP’s extraordinary shareholders meeting, due to the crisis caused by the COVID-19 pandemic, the Portuguese government negotiated an aid package of €1.2 billion for TAP airline with the European Commission, conditioned upon, among other factors, the elimination of the right to convert senior bonds into equity, so that they would not be diluted by the Portuguese government's financial contribution.
On October 2, 2020 Azul successfully concluded the sale of its equity participation in TAP as part of the restructuring effort led by the Portuguese government, raising approximately R$70 million in cash.
As a result of our existing code-share agreements with United and TAP, our customers have access to more than 200 additional destinations worldwide. In addition, we believe that our strategic partnerships with these airlines provide our TudoAzul members with a broad range of attractive redemption options.

On February 6, 2020 we entered into a commercial joint venture agreement with TAP. Through this agreement, we intend to bring more connectivity to the Brazilian domestic network and access to the European market, providing a more streamlined travel experience to customers flying between Brazil and Europe. The transaction was approved by our shareholders on December 9, 2019 and the closing of the transaction remains subject to regulatory approvals. We have made progress on certain governance matters relating to the joint venture; however, given the uncertainties around the COVID-19 pandemic and its effects over our industry, we have put on hold certain aspects of the implementation of the joint venture, including with respect to obtaining the necessary regulatory approvals.
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
Our service features include advanced seat assignment, leather seats, individual entertainment screens with free live television at every seat in all our jets, extensive legroom with a pitch of 30 inches or more, complimentary beverage and snack service, free bus service to key airports we serve (including between the city of São Paulo and Viracopos airport) and a fleet younger than that of our competitors.
We focus on meeting our customers’ needs and had one of the best on-time performance records among Brazil’s largest carriers for the last four years, according to Cirium, at 87%, 85%, 86.5% and 87.5% for the years ended in December 31, 2020, 2019, 2018 and 2017, respectively. In addition, our completion rate has been consistently high, totaling 98.94% in 2020, 98.58% in 2019, 98.48% in 2018 and 98.82% in 2017.
Well-Recognized Brand
We believe we have been successful in building a strong brand by using innovative marketing and advertising techniques with low expenditures that focus on social networking tools to generate word-of-mouth recognition of our high-quality service. As a result of our strong focus on customer service, surveys that we have conducted indicate that, as of December 31, 2020, 68% of our customers would recommend or strongly recommend Azul to a friend or relative. In addition, we use the NPS (Net Promoter Score) metric to measure customer satisfaction and in 2020, our average score totaled 52.8, significantly higher than Gol’s NPS of 38. The strength of our brand has been recognized in a number of awards:
•    Named “Best Airline in the World” in 2020 by TripAdvisor Traveler’s Choice Awards, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards;
•    Ranked among the ten best airlines in the world in 2017, 2018 and 2019 and best airline in Latin America in 2018 and 2019 by TripAdvisor Traveler’s Choice Awards, the only Brazilian airline ever to appear on this ranking;
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

In addition, as a result of our strong brand awareness and focus on customer service, our TudoAzul loyalty program had approximately 12.6 million members as of December 31, 2020 and has been recognized with the following awards:
•    Named “Best Loyalty Program in Brazil” from 2016 to 2020 by Melhores Destinos;
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

Principal Strategies
Adding Larger, More Fuel Efficient, Next-Generation Aircraft to our Fleet
We intend to continue adding next-generation, more fuel-efficient aircraft to our fleet replacing older generation aircraft. In addition to providing us with leading low seat costs, these aircraft have more seats contributing to an increase in revenue generated from connecting traffic, our loyalty business, our cargo business, and our travel package business. Based on our current firm orders, between 2024 and 2025, we expect to add approximately 32 next-generation E2 aircraft and between 2021 and 2025, we expect to add 30 next-generation Airbus 320neos and one next-generation Airbus A330neo widebody aircraft to our fleet, replacing older generation aircraft.
We have begun to introduce next-generation Airbus A320neos, which have 56 more seats than our current E-Jets for longer-haul leisure service in December 2016. At that time, we started flying between our main hub in Campinas and our other hub in Recife with our next-generation Airbus A320neos. This approximately three-hour flight provides us with a 29% lower seat cost than our current E-Jets and provides sufficient seat capacity to connect customers between both hubs.
We started to introduce the Embraer E2 to replace current generation E-Jets starting in the second half of 2019. The E2s have 18 additional seats and a 25% lower cost per seat and a 14% lower cost per trip compared to the E-Jets.
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
We intend to apply our disciplined approach of selecting new destinations that can be served by our ATR or Embraer aircraft, with a continued focus on Brazilian cities where we believe there is the greatest opportunity for profitable growth, and on select destinations in South America with perceived high growth potential. Our ATR aircraft give us a significant strategic advantage in the ability to enter new cities and access previously untapped demand, since these aircraft only have 70 seats and, therefore, have much lower trip costs than larger aircraft and require fewer passengers for the flight to become profitable.
We believe there are significant opportunities to connect the cities we currently serve with non-stop service where none existed before. We believe that our Embraer fleet is the ideal fleet type to connect such cities due to the combination of seat count and low trip costs.
On existing routes that we believe present additional demand, we intend to increase the number of daily flights with our E-Jets to achieve or further increase schedule superiority over our competitors. For example, we increased our daily departures on the Campinas—Rio de Janeiro route from three to 15 between March 2009 and December 2019, and our daily departures on the Campinas—Belo Horizonte route from four to 10 between August 2009 and December 2019. By providing this additional convenience to our customers, we aim to continue stimulating demand for our products and services. We also intend to continue operating the A320neos mostly in high density, longer-haul leisure markets. In 2020, as a result of the COVID-19 pandemic, the number of daily departures reduced significantly compared to 2019, but we remain focused on our long-term strategy and confident in a full recovery by the end of 2021.
We plan to focus our international growth on connecting our strong presence in Brazil via our hub in Campinas, Belo Horizonte and Recife and our current long-haul international destinations Fort Lauderdale, Orlando, Lisbon and Porto. We believe we are especially suited to stimulate additional demand for travel to key long-haul international destinations, which can be served by our Airbus A330s, by taking advantage of our focused domestic route structure, both in terms of passengers and overall connectivity throughout Brazil. We currently reduced our international flights due to the pandemic and international flights restrictions. We continue to leverage our position as the largest airline in Viracopos airport by offering international flights as well as connecting passengers throughout Brazil. Additionally, our codeshare flights with United and TAP enables us to connect our main hubs with United’s destinations in the U.S. and TAP’s destinations in Europe.

Continue to Unlock Value from our TudoAzul Loyalty Program
As a result of the growth of our network, we believe there is an opportunity to further unlock value from our TudoAzul loyalty program. With more than 12.6 million members as of December 31, 2020, TudoAzul has been the fastest growing loyalty program among the three largest programs in Brazil for the past six years, according to publicly available information of such competitors, including disclosure filed with or furnished to the SEC and information available on their respective websites. TudoAzul sells loyalty points to business partners as well as directly to program members. Our current business partners include financial institutions such as Itaú, Santander, Livelo (Banco do Brasil’s and Bradesco’s loyalty joint venture), and Caixa, retailers (including Casas Bahia, Magazine Luiza and Fast Shop), and travel partners (including Accor, RentCars, Hertz, and Booking.com).
In September 2014, we launched an Azul-branded credit card in partnership with Banco Itaucard S.A.
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
In October 2020, we also launched an Azul co-branded credit card, the Azul Itaucard Visa Infinite, which is the best positioned card in Itaú portfolio and offers the best benefit of any airline credit card in Brazil.
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
In an effort to maximize the value creation potential of TudoAzul, we have been managing the program through a dedicated team since mid-2015. On a standalone basis, TudoAzul’s gross billings ex-airline totaled R$879 million in the year ended December 31, 2020 compared to R$1,298.0 million in the year ended December 31, 2019, mainly due to COVID-19 pandemic impact. Given the number of exclusive destinations we operate, our network strength, and the expected growth of passenger air travel, credit card penetration and usage and member loyalty in Brazil, we believe that TudoAzul is a strategic business for us. As TudoAzul is our wholly-owned subsidiary, all of the cash flows generated by this high-growth, high-margin business accrue to our shareholders in a tax-efficient manner. We plan to continue investing in TudoAzul’s expansion and evaluating opportunities to unlock value for this strategic asset.
Continue to Increase Ancillary, Cargo and Other Revenue
We intend to continue growing our ancillary, cargo and other revenue, by both leveraging our existing products and introducing new ones. We intend to focus on deriving further value from our existing ancillary and other revenue streams, which represented R$93.91 per passenger as of December 31, 2020 and included revenue from bag fees, upgrades, other passenger related fees, cargo services, sales of advertising space in our various customer-facing formats, and commissions on travel insurance sales. As a result of the introduction of larger next-generation aircraft to our fleet, we expect to have more seat availability for our TudoAzul loyalty program and our Azul Viagens travel package business as well as additional cargo capacity.
Other revenue streams are expected to be mostly driven by our logistics solutions business, Azul Cargo. In 2020 Azul Cargo grew 38.4% in terms of gross revenues, reaching R$764.1 million mostly driven by our increase in cargo volume transported and our expanding presence in the e-commerce segment. We ended 2020 with a 33% share of cargo volume transported in Brazil, giving the importance of our unique network and the capillarity support it provides. Our extensive route network and our strategic location at Viracopos airport, the second largest cargo airport in Brazil, according to ANAC, in addition to our high reliability and on-time performance, provide a significant value proposition for our cargo services.

Continue to Establish and Extend Strategic Partnerships
As of December 31, 2020, we had code-share agreements with LATAM airlines, United, TAP, JetBlue, Turkish Airlines, Ethiopian Airlines, Copa Airlines, Beijing Capital, Alitalia and Avianca Colombia, as well as 28 interline agreements with a number of other international airlines, allowing us to handle passengers traveling on itineraries that require multiple flights on multiple airlines widening our network. As part of our plans to expand globally, we have established strategic partnerships with United and TAP. We view these and possible future relationships with other airlines as strategic ways of allowing us to expand our network with connectivity throughout the United States, Europe and Asia without having to commit the full resources on our own. We believe that our existing and future customer base are increasingly taking advantage of the ability to fly internationally, and we aim to be able to offer our Brazilian customers a seamless ability to do so, whether by purchasing tickets on partner airlines on our website or through connected and complimentary schedules facilitating onward travel outside of Brazil. In addition to facilitating a more global network for us through these partnerships, we are exploring a variety of cooperative arrangements, including additional interline agreements, code-sharing, access to partner airlines’ frequent flyer programs and possible cobranding efforts. We also see opportunities to leverage these relationships to facilitate greater operating efficiencies by utilizing partner expertise in maintenance, cargo transport and even possible pilot and crew training and redeployment, as well as redeployment of redundant or unneeded aircraft. We are exploring joint ventures and other arrangements with our partners to determine the most effective and beneficial ways to leverage these relationships for all parties.
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
In June 2020, we announced a codeshare agreement with LATAM to connect routes in our respective domestic networks in Brazil. The two carriers also signed a frequent flyer agreement, enabling 12 million TudoAzul and 37 million LATAM Pass members to earn points in the frequent flyer program of their choice. The codeshare agreement will initially include 50 non-overlapping domestic routes to/from the cities of Brasilia (BSB), Belo Horizonte (CNF), Recife (REC), Porto-Alegre (POA), Campinas (VCP), Curitiba (CWB) and Sao Paulo (GRU), providing customers in Brazil with a vast array of new and more convenient connection opportunities. The codeshares will also facilitate a smoother travel experience between Azul and LATAM flights with shared ticketing, check-in and baggage transportation.
Description of Our Products and Services
Our principal product is the scheduled air transportation of customers, which generates passenger ticket and non-ticket revenue. In addition, we generate revenue through our wholly-owned TudoAzul loyalty program, our cargo transportation operations, and our travel and tourism operations.
Scheduled Air Transportation
We target business travelers by offering convenient and frequent service to numerous destinations, 35 of which we served exclusively as of December 31, 2020. We also target leisure travelers with our extensive route network and our segmented pricing model, offering low fares for advance purchases. In connection with our scheduled air transportation services, we generate passenger ticket revenue and other revenue, such as passenger related ancillary revenue, cargo revenue through our Azul Cargo business, and the sale of travel packages, through our Azul Viagens business.

Passenger Revenue
We believe our extensive network and our range of product offerings allow us to attract high-yield business travelers, who we believe make up the largest component of our ticket revenue and customers. According to ABRACORP, we held a 34.7% share in terms of Brazilian business-focused travel agency revenue and our average business-focused travel agency ticket price was approximately 18% higher than those of our main competitor in the year ended December 31, 2020. By comparison, we held a disproportionately smaller market share in terms of total domestic passengers transported, as measured by RPKs at 28%, during the same period, according to ANAC, which demonstrates our competitive strength in the corporate market segment, even during the pandemic We attribute this to our network connectivity, which provides business passengers with several connection options allowing them to more easily and conveniently reach their destinations, as well as to the fact that we are the only player in certain markets that are attractive to business travelers. Leisure travelers, by contrast, are typically more price sensitive than business travelers, but tend to be more flexible regarding flight schedules.
Passenger revenue also includes revenue derived from the sale of TudoAzul points to third parties. For more information, see “Item 4.B. Business Overview—TudoAzul Loyalty Program.”
In the year ended December 31, 2020, passenger revenue was R$5,039.6 million, representing 87.7% of our net revenue. Passenger revenue was R$10,907.9 million in the year ended December 31,2019 and R$8,670.1 million in the year ended December 31, 2018, representing 95.3% and 95.7% of our net revenue, respectively. On January 1, 2018, we adopted IFRS 15, which impacted the classification and timing of recognition of certain ancillary items such as bags, upgrades, itinerary changes and other air travel-related fees, since they are deemed part of the single performance obligation of providing passenger transportation. These ancillary items are now recognized in passenger revenue while non-passenger related items including cargo, travel packages, and revenue from aircraft subleases continue to be recognized under other revenue.
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
Cargo and other Revenue
Other revenue streams are expected to be mostly driven by our logistics solutions business, Azul Cargo. In 2020 Azul Cargo gross revenue grew 38.4%, reaching R$764 million mostly driven by our increase in cargo volume transported and our expanding presence in the e-commerce segment. We ended 2020 with a 33% share of cargo volume transported in Brazil, giving the importance of our unique network and the capillarity support it provides.
The growth of our cargo business was also driven by our international expansion and the introduction of larger next-generation aircraft to our fleet, which have larger cargo capacity. As a result of the rapid growth of our cargo business, we have leased two used 737-400 freighter aircraft in 2018 and 4 E-Jets were converted into dedicated cargo freighter in 2020. We offer cargo transportation services to over 3,700 locations and we have around 300 cargo stores across Brazil that offer our cargo transportation services. We transport cargo by air and hire independent third parties to transport and deliver cargo to its final destination by ground transportation. While we are liable to our customers for proper cargo delivery, our agreements with such independent third parties provide for our right of recourse against them if any losses occur during the ground transportation.
We also derive revenue streams from our travel and tourism operations, Azul Viagens, which combine airfare, ground transportation and lodging options. The travel packages we offer are either pre-built or flexible and customized and can be purchased through our website or, as of December 31, 2020, at one of the 1,865 travel agencies that offer our travel products or at one of our 36 free-standing stores.

Cargo and other revenue was R$704.5 million in 2020, R$534.4 million in 2019 and R$386.9 million in 2018, representing 12.3%, 4.7% and 4.3% of our net revenue, respectively. On January 1, 2018, we adopted IFRS 15 that impacted the classification and timing of recognition of certain ancillary items such as bags, upgrades, itinerary changes and other air travel-related fees, since they are deemed part of the single performance obligation of providing passenger transportation. These ancillary items are now recognized in passenger revenue while non-passenger related items including cargo, travel packages, and revenue from aircraft subleases continue to be recognized under other revenue.
Route Network
We offer flights to every region in Brazil and to select international destinations. The map below shows the destinations and routes we currently serve.
As of December 31, 2020, we served 112 destinations, including 110 cities across every region in Brazil, the largest number of destinations offered by a Brazilian airline and our flights represented approximately one third of the total domestic departures in the country. Our main hub is in Campinas at Viracopos airport, approximately 100 kilometers (62 miles) from the city of São Paulo. From Viracopos airport, we provided non-stop service to 45 Brazilian cities accounting for 95% of that airport’s 121 daily domestic departures as of December 31, 2020.
Our second largest hub is located at Belo Horizonte’s main airport, where we served 28 domestic destinations and had a 78% share of that airport’s 76 daily departures as of December 31, 2020. This hub serves Belo Horizonte, which is the capital city of Minas Gerais, the third wealthiest state in Brazil according to IBGE.
We also built a hub in Recife, which serves 25 domestic non-stop destinations. We had a 74.0 % share of Recife’s airport’s 67 daily domestic departures as of December 31, 2020. Recife is one of the largest cities in the Northeast of Brazil, and this hub allows us to increase flight connectivity within the Northeast region to other parts of Brazil and internationally, making it our closest hub for non-stop flights to both Europe and the United States.
Our diversified network allows us to connect not only our main hubs but also strategic airports throughout Brazil located in, among other places, São Paulo (Guarulhos and Congonhas airports), Rio de Janeiro (Santos Dumont and Galeão airports), Porto Alegre, Cuiabá, Belém and Manaus.

Domestic Routes
The chart below shows the number of non-stop domestic destinations offered by us and by our competitors at select airports as of December 31, 2020:
Non-stop Domestic Destinations by Airport (December 31, 2020)

Source: Anac and Azul
The table below shows our top ten cities served by average number of departures per day as of December 31, 2020.

Airport	Azul Average Number of Departures per Day	Azul Leadership Position (departures)

Campinas	120	1
Belo Horizonte (Confins)	76	1
Recife	67	1
São Paulo (Guarulhos)	18	3
Rio de Janeiro (Santos Dumont)	45	1
Curitiba	22	1
Porto Alegre	26	1
Cuiabá	20	1
Belém	23	1
Goiânia	11	1

Source: Azul
Our focus on providing a large route network with convenient service has enabled us to become the market leader in 82 cities and 43% of our routes in terms of departures, being the only operating airline in 35 cities and the leader on 77% of our routes as of December 31, 2020. By comparison, as of December 31, 2020, Gol and LATAM were leading carriers in 10 and 6 cities in Brazil, respectively. In addition, the routes in which we hold a leadership position represent approximately 58.3% of our total ASKs and 57.5% of our total passenger revenue.

The chart below shows the number of cities we serve and the number of cities in which we are a market leader in terms of departures by cities served in comparison with Gol and LATAM, as of December 31, 2020.

Source: Anac and Azul
*	Considers leadership in terms of number of departures

The map below shows the domestic cities in which we are a market leader in terms of departures in comparison with Gol and LATAM, as of December 31, 2020:
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
To enhance our connectivity in Brazil, we have entered into code-share and frequent flyer reciprocity agreements with LATAM Airlines. For more information on our code-share arrangements and strategic partnerships, see “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements.”
International Routes
Our international expansion strategy is based on connecting our strong presence in various cities in Brazil with our current long-haul international destinations of Fort Lauderdale, Orlando, Lisbon and Porto and select destinations in South America. In addition, we serve other international destinations according to seasonal demand.
The outbreak of COVID-19 resulted in significant decreases in passenger traffic, mainly in the international flights as borders remain closed and the imposition of government restrictions.
For the year ended December 31, 2020, our international revenue, including cargo, represented 17.1% of our net revenue, as compared to 19.6% for the year ended December 31, 2019.

We believe our main hub in Campinas, which offers non-stop flights to 45 domestic destinations and is the largest domestic hub in South America in terms of destinations served is uniquely suited to serve our international routes due to our focused domestic route structure, both in terms of passengers and overall connectivity throughout Brazil. Once in Campinas, our international passengers are able to take advantage of our full domestic route structure to connect to every region in Brazil. In the United States, we already serve Fort Lauderdale and Orlando, Florida from Viracopos, Belo Horizonte and Recife.
To enhance our connectivity outside of Brazil, we have entered into code-share and frequent flyer reciprocity agreements with United and TAP, as well as 7 other code-share and 28 interline agreements with several other international carriers. For more information on our code-share arrangements and strategic partnerships, see “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements.”
In March 2016, we established a strategic partnership with TAP, further supporting our plans to expand globally. For more information regarding our investment in TAP, see “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements—TAP.” As a result of this strategic partnership, in June 2016, we successfully launched a non-stop code-share flight between our and TAP’s main hubs, Campinas and Lisbon, respectively. As of December 31, 2020, TAP served 43 destinations, including 8 destinations in Brazil, and therefore was the number one European carrier serving Brazil in terms of number of seats and flights. Our flight to Lisbon enhances our passenger connectivity between Brazil and Europe and allows our business and leisure passengers to take advantage of TAP’s network to access key destinations in Europe. Furthermore, we expect to continue taking advantage of our network connectivity by adding select destinations in South America to be served by our narrow-body aircraft.
Customer Service
We believe that a high-quality product and exceptional service significantly enhance customer loyalty and brand recognition through word-of-mouth, as satisfied customers communicate their positive experience to others. Based on this principle, we have built a strong company culture focused on customer service that serves as the foundation of a differentiated travel experience. According to surveys we have conducted, as of December 31, 2020, 68% of our customers would recommend or strongly recommend Azul to a friend or relative. In addition, we use NPS (Net Promoter Score) to measure customer satisfaction, and in 2020 our score totaled 52.8.
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
•    advanced seat assignment;
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

On-Time Performance
Our commitment to operating an on-time airline with a high-quality customer experience, which we believe is unique among Brazilian airlines, has resulted in us been ranked among the top ten most on-time low-cost carriers in the world since 2016.
The following table sets forth certain performance-related customer service measures for the periods indicated:

	For the year ended December 31,
	2020	2019	2018	2017	2016

On-Time Performance(1)	87.0%	85.0%	86.5%	87.5%	89.2%
Completion Rate(2)	98.9%	98.6%	98.5%	98.8%	98.9%
Mishandled Bag Rates(3)	2.32	1.9	1.6	1.7	1.8

Source: Cirium and Azul
(1)	Percentage of our scheduled flights that were operated by us and that arrived on time (within 15 minutes).
(2)	Percentage of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).
(3)	Number of bags mishandled per 1,000 passengers.
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
We have entered into a commercial cooperation, a code-share and frequent flyer reciprocity agreements with United and TAP and have entered into another 7 code-share and 28 interline agreements with several other international carriers, including JetBlue, Etihad Airways, Air Europa, Lufthansa, Copa Airlines, and Aerolíneas Argentinas. We believe these strategic relationships allow us to increase our load factor on flights departing from Brazilian airports operated by our partners and expand our brand exposure internationally for our Brazil-based and international customers. Our code-share agreements with United, JetBlue and TAP allow us to sell flights to virtually all destinations served by these carriers, contributing to the growth of our international operations and offering our passengers additional connectivity beyond Brazil. Furthermore, our relationships with other carriers allow us to expand our cargo operations by offering these services beyond the locations served by our own aircraft.
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

United
On June 26, 2015, we entered into an investment agreement with Calfinco, a subsidiary of United, pursuant to which it acquired Class C preferred shares representing a 5%, non-voting economic interest in us. Such Class C preferred shares were converted on a one-to-one basis into Class A preferred shares on February 3, 2017, which were then simultaneously renamed “preferred shares” and subsequently subject to a two-for-one stock split on February 23, 2017, resulting in United holding 10,843,792 preferred shares through a subsidiary. Pursuant to this agreement, United has the right to elect one member of our board of directors so long as it retains at least 50% of the Class C preferred shares it received on the date of its investment or preferred shares resulting from their conversion. United has designated a representative on our board effective as of August 24, 2018. See “Item 6.A. Directors and Senior Management—Board of Directors.” United is a party to our Shareholders’ Agreement, which provides for United’s right to elect one director, so long as they hold at least 50% of the Class C preferred shares it received on the date of its investment or preferred shares resulting from their conversion. For more information, see “Item 7.B. Related Party Transactions—Shareholders’ Agreement.” On April 27, 2018, United closed a private preferred share transaction with Hainan to acquire 16,151,524 preferred shares of our company increasing its shareholding in us to 26,995,316 preferred shares, representing 7.89% of our economic interest as of December 31, 2019.
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
Our alliance with United enhances the reach of our network and creates additional connecting traffic, as both we and United cross-sell each other’s flights on our websites. This arrangement provides customers flying on both airlines with a seamless reservation and ticketing process, including boarding pass and baggage check-in to their final or any other destination. United is a principal member of StarAlliance, but Azul currently has no plans to join such alliance.
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
TAP
TAP is the national carrier of Portugal and is a leading carrier between Europe and Brazil. We have had a long relationship with TAP since our inception.
TAP was wholly-owned and operated by the Portuguese government until June 2015, when it was privatized. At that time, Atlantic Gateway owned 45% of TAP’s voting shares, employees held a 5% interest, and the Portuguese government had an ownership of 50% of the voting shares. On March 14, 2019, we acquired a 6.1% economic stake in TAP for US$25 million.
In connection with TAP’s privatization process, we invested €90 million in 7.5% bonds due March 2026, secured by an interest in TAP’s loyalty program, convertible at our option into newly issued TAP equity securities without any further payment by us.
On July 3, 2020, TAP announced an agreement with the Portuguese government in exchange for financial support in the amount of €1.2 billion. The agreement consists of the sale of Azul's indirect stake in TAP of 6.1%, for approximately R$65 million, and elimination of the right to convert the senior bonds held by the Company of €90 million maturing in 2026, according to the terms and conditions of the transaction, which was approved by Azul shareholders at an extraordinary general meeting held on August 10, 2020. All other contractual conditions of the senior bonds will be maintained, including the status of senior creditor, annual interest rate of 7.5%, the right to the constitution of guarantees agreed on the respective terms and conditions, such as TAP's loyalty program.

Codeshare Agreement
ALAB signed a codeshare agreement with United and TAP which will provide transport of passengers whose tickets have been issued by one of the airlines and the service is performed by the other.
Sublease of Aircraft to TAP
As part of our fleet optimization efforts, we leveraged our strategic partnership with TAP by subleasing, at a discount, 15 aircraft to TAP since 2016. As of December 31, 2020, 13 aircraft were subleased to TAP.
Joint Venture with TAP
On February 6, 2020, we entered into a Cooperation Agreement with TAP. This transaction was approved by Azul shareholders on December 9, 2019 and was submitted to regulatory approvals in February 2020. On March 27, 2020 the Brazilian Administrative Council for Economic Defense (CADE – Conselho Administrativo de Defesa Econômica) approved the acquisition without imposing further obligations for the parties. The closing date of the transaction has not been determined as of the date of this filing and is subject to further developments following the impact of the COVID-19 pandemic.
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
For more information on the impact of the COVID-19 pandemic on our investments and business arrangements, including with respect to TAP, see “ Item 3.D. Risk Factors—A pandemic or the widespread outbreak of contagious illnesses can have a material adverse effect on our business and results of operations.”
TwoFlex
On February 21, 2020, our wholly-owned subsidiary Azul Linhas Aéreas Brasileiras S.A and TwoFlex announced that they have entered into a certain Quota Purchase Agreement under which Azul agreed to acquire the Brazilian regional carrier TwoFlex for the total purchase price of R$123 million. TwoFlex is a domestic airline based in Jundiaí, Brazil, founded in 2013 and offers regular passenger and cargo service to 39 destinations in Brazil, of which only three regional destinations were previously served by Azul. TwoFlex also holds 14 daily departure and arrival slots on the auxiliary runway of Congonhas, São Paulo’s downtown airport. Congonhas is a particularly coveted airport because of its proximity to São Paulo’s business districts and because of its status as Brazil’s most slot-constrained airport. Currently, Azul's two larger competitors, Gol and LATAM, control most of the flights in Congonhas. TwoFlex’s fleet is composed of 17 owned Cessna Caravan aircraft, a regional turboprop with a capacity of 9 passengers. The transaction was approved without restrictions by the Administrative Council for Economic Defense (CADE) on March 27, 2020 and on May 14, 2020, Azul announced the completion of the acquisition process of TwoFlex. Payment will be made in up to 30 monthly installments, subject to certain financial and operating conditions, and one final payment of up to R$30 million, which will be deposited as a guarantee in favor of the Company for a specified period.
LATAM
In June 2020, we announced a codeshare agreement with LATAM to connect routes in our respective domestic networks in Brazil. The two carriers also signed a frequent flyer agreement, enabling more than 12 million TudoAzul and 37 million LATAM Pass members to earn points in the frequent flyer program of their choice. The codeshare agreement will initially include 50 non-overlapping domestic routes to/from the cities of Brasilia (BSB), Belo Horizonte (CNF), Recife (REC), Porto-Alegre (POA), Campinas (VCP), Curitiba (CWB) and Sao Paulo (GRU), providing customers in Brazil with a vast array of new and more convenient connection opportunities. The codeshares will also facilitate a smoother travel experience between Azul and LATAM flights with shared ticketing, check-in and baggage transportation.

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
We utilize a proprietary yield management system that is key to our strategy of optimizing yield through dynamic fare segmentation and demand stimulation. We target both business travelers, to whom we offer convenient flight options, and cost-conscious leisure travelers, to whom we offer low fares to stimulate air travel and to encourage advanced purchases. We believe that our fare segmentation model has enabled us to achieve a market-leading PRASK. We believe our superior network and product offering allows us to attract high-yield and frequent business travelers.
TudoAzul Loyalty Program
Our wholly-owned loyalty program TudoAzul, which was launched in May 2009, aims to enhance customer loyalty and brand recognition. TudoAzul had approximately 12.6 million members as of December 31, 2020 and has been the fastest-growing loyalty program in terms of members among the three largest programs in Brazil for the past six years according to information publicly available on the websites of Smiles and LATAM Pass, the loyalty programs of Gol and LATAM, respectively. TudoAzul members earn at least one point and up to six points per each real spent in tickets on Azul.
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
To maximize the value creation potential of TudoAzul, we have been managing the program through a separate, dedicated team since mid-2015. On a standalone basis, TudoAzul’s gross billings excluding the airline totaled R$879 million for the year ended December 31, 2020 and R$1,298.0 million in the year ended December 31, 2019. We believe TudoAzul has significant growth potential.
Given the number of exclusive destinations we operate, our network strength, the expected growth of passenger air travel, credit card penetration and usage and member loyalty in Brazil, we believe that TudoAzul is a key strategic asset for us. We plan to continue investing in TudoAzul’s expansion and evaluating opportunities to unlock value for this strategic asset.
A sample of the key operating statistics demonstrating TudoAzul’s growth are set forth below:

	2020	2019	2018

Gross billings ex-airline (in millions of reais)	879	1,298.0	988.1
Total members (in millions)	12.6	12.0	10.8
Total partners	68	78	76
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
Approximately 87% of all sales were generated by online channels in 2020, and approximately 88% of all sales were generated by online channels in 2019, which created significant cost savings for us. We intend to continue working to increase sales through online channels, in particular sales through our website and our mobile app, as these sales are more cost-efficient and involve lower distribution costs than sales through travel agencies. In conjunction with Navitaire, a provider of host reservation services and other ancillary services, including data center implementation services, network configuration and design services, we developed a direct connection to travel agencies using online portals that bypass expensive distribution through GDS, resulting in a considerably lower indirect distribution cost. This allows travel agencies to use common internet programming schemes, which have almost fixed low costs that do not vary by sales, to develop their front end, mobile and internet applications with a direct connection to our reservation system. In connection with sales booked through travel agents, we pay incentive commissions to travel agents who attain our sales targets rather than upfront commissions.
We maintain a high-quality call center, staffed solely with our crewmembers, as we believe that having a high-quality call center is crucial to our culture focused on customer service. We charge a fee for reservations made through our website and call center to offset its operating costs.
Fleet
As of December 31, 2020, our passenger contractual fleet totaled 186 aircraft and our passenger operating fleet in service totaled 162 aircraft. The 24 aircraft not included in our passenger operating fleet consisted of 13 aircraft subleased to TAP, 1 aircraft subleased to Breeze, seven aircraft being prepared to exit the fleet, and three aircraft in process of entering service.
Our operating fleet has an average age of 6.9 years, which is significantly younger than the average of our main competitor. Including 17 Cessna Caravan aircraft acquired through the purchase of TwoFlex, recently renamed Azul Conecta, the average age of our aircraft is 8.3 years. We believe operating a young fleet leads to better reliability, greater fuel efficiency and lower maintenance costs. Our Embraer E-Jets seat up to 118 customers, our next-generation Airbus A320neos accommodate 174 passengers and our fuel-efficient ATR aircraft seat 70 customers, while the aircraft used by our two principal competitors in Brazil have between 144 and 220 seats. As a result, in the year ended December 31, 2019, the average trip cost of our fleet was R$31,863, which was 29.6% lower than that of larger Boeing 737 jets flown by Gol. As of December 31, 2020, the average trip cost of our fleet was R$45,897, resulting from the impacts of the COVID-19 pandemic.
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

The following tables set forth the composition of (i) our contractual fleet, which consists of aircraft that are contractually leased or owned by us and includes 13 aircraft subleased to TAP as of December 31,2020, seven aircraft in process of exiting our fleet, and three aircraft in process of entering service; ii) our operating fleet, which consists of aircraft that are being operated by us, including spare aircraft, for the periods indicated.

Total Contractual Fleet	Number of seats	As of December 31,
		2020	2019	2018	2017	2016

Embraer aircraft
E-190/195	106-118	67	70	72	79	81
E-195-E2	136	9	4	0	0	0
ATR aircraft
ATR 72	68-70	39	33	33	39	49
Airbus aircraft
Airbus narrowbody	174-214	45	41	20	12	5
Airbus widebody	242-298	13	10	7	7	7
Cessna Caravan	9	17	—	—	—	—
Boeing 737 (Freighter)	—	2	2	0	0	0
Total Contractual Fleet		192	166	143	147	139

Total Operating Fleet	Number of seats	As of December 31,
		2020	2019	2018	2017	2016

Embraer aircraft
E-190/195	106-118	53	55	72	79	81
E-195-E2	136	7	4	0	0	0
ATR aircraft
ATR 72	68-70	33	33	33	39	39
Airbus aircraft
Airbus narrowbody	174-214	45	38	20	12	5
Airbus widebody	242-298	11	10	7	7	5
Cessna Caravan	9	17	—	—	—	—
Boeing 737 (Freighter)	—	2	2	0	0	0
Total Operating Fleet		168	142	125	122	123
Of the 192 aircraft that comprised our contractual fleet as of December 31, 2020, 34 were owned or held under finance leases or debt-financing and 158 were financed under operating leases of up to 12 years. Our finance leased aircraft and debt-financed aircraft were financed through credit facilities with different creditors, of which 1.7% was denominated in reais and 98.3% was denominated in U.S. dollars as of December 31, 2020.
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

The new generation E2s, compared to the current generation of Embraer E-Jets, have 18 additional seats, accommodating up to 136 passengers and offering 26% lower cost per seat and 14% lower trip cost compared to current generation aircraft. Based on our current firm orders, between 2024 and 2025 we expect to add approximately 32 next-generation E-195 E2 aircraft to our fleet. In addition, we served as Embraer’s launch operator for the next-generation E-195 E2 aircraft. As part of our fleet transformation process, we expect to replace our entire Embraer E190/E195 fleet with next-generation E-195 E2 aircraft in the coming years, contributing to a significant reduction in operating cost.
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
As of December 31, 2020, we had 33 ATR aircraft in our fleet.
Airbus
As part of our strategy to maintain a young and efficient fleet, we expect to add up to 30 next-generation Airbus 320neos family aircraft to our fleet between late 2021 and 2025. The next-generation Airbus A320neo replaces the A320 family, featuring a new engine option and other improvements such as aerodynamic refinements, large curved winglets (sharklets), weight savings, and a rearranged cabin that accommodates up to 174 passengers with larger luggage spaces, and an improved air purification system. Our next-generation Airbus 320neos are equipped with CFM International LEAP-1A engines and have approximately 15% less fuel consumption and less noise production compared to the A320 series, as well as an increase in range of approximately 500 nautical miles.
We began operating the Airbus A330-200, configured up to 272 seats, in December 2014 and currently have 7 aircraft serving Fort Lauderdale, Orlando, Lisbon and Porto with this aircraft. According to Airbus, the A330 delivers better economics than competing aircraft and meets higher environmental standards and provides greater passenger comfort. We also have 4 Airbus A330-900neo widebody aircraft. This aircraft comes with 298 seats in a high-density configuration. The cabin interior is divided into 34 business class, 108 Economy Extra, and 156 Economy seats. The A330neo has the most advanced passenger cabin today dubbed “Air Space by Airbus,” bringing together an enhanced experience for passengers and optimum performance based on comfort, ambience, service and design. Moreover, the A330neo reduces fuel consumption by 14% per seat compared to the current model, making it the most cost-efficient, medium range widebody aircraft in the market.
Based on our current firm orders, between 2021 and 2025, we expect to add approximately 30 next-generation Airbus 320neos and 1 next-generation Airbus A330neo widebody aircraft to our fleet, replacing current generation aircraft. At this time, Azul is not able to fully determine the growth of its operating fleet over the next few years as a result of the impact of the spread of COVID-19 on demand for air travel in the regions we operate.
Fuel
Fuel costs are our largest operating expense. Fuel accounted for 21.1%, 24.4% and 33.6%, of our total operating expenses for the years ended December 31, 2020, 2019 and 2018, respectively. Aircraft fuel prices are composed of a variable and a fixed component. The variable component is set by the refinery and reflects international price fluctuations for oil and the Brazilian real/U.S. dollar exchange rate. This variable component is re-set monthly in the Brazilian market, as opposed to daily in North America and Europe. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract.

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
International oil prices, which are denominated in U.S. dollars, are volatile and cannot be predicted with any degree of certainty as they are subject to many global and geopolitical factors. Airlines often use West Texas Intermediate, or WTI, crude or heating oil future contracts to protect their exposure to jet fuel prices. In order to protect us against volatile oil prices, we have entered into derivative future contracts in the past and may do so from time to time. We also have the possibility of negotiating customized hedging products directly with fuel distributors, with the purpose of locking in the cost of the jet fuel we will consume in the future, and protect ourselves against any fuel price or exchange rate risk.
Moreover, building on our operations team’s significant experience with the E-Jet aircraft, we operate an active fuel conservation program involving reducing taxi times, taxiing using a single engine, and managing the aircraft’s load balance, angle of attack and cruising airspeed for optimal fuel-efficiency.
The following chart summarizes our fuel consumption and our fuel costs for the periods indicated.

	For the Year Ended December 31,
	2020	2019	2018

Liters consumed (in thousands)	650,536	1,203,486	1,035,816
Aircraft fuel (R$ in thousands)	1,508,750	3,085,603	2,644,261
Average price per liter (R$)	2.32	2.56	2.55
Percent increase (decrease) in price per liter	(9.54)%	0.43%	29.83%
Percent of operating expenses	21.1%	24.4%	33.6%

Airports and Other Facilities and Properties
Airports
Most of Brazil’s public airports are currently managed by INFRAERO, an airport operator wholly-owned by the Brazilian government, or by private concession holders. Brazil’s airline industry has grown significantly over the past years and, as a result, some of Brazil’s airports face significant capacity constraints.
Airlines and service providers may lease areas within federal, state or municipal airports, such as hangars and check-in counters, cargo terminals, ticket counters and back offices, subject to concessions or authorizations granted by the authority that operates the airport – which may be INFRAERO, the state, the municipality or a private concession holder, as the case may be. No public bid is required for leases of spaces in passenger terminal, although INFRAERO typically conducts processes similar to a public bidding process if there is more than one applicant, for cargo terminals or hangars. In other cases, the use may be granted by a simple authorization or permission issued by the authority that operates the airport. In the case of airports operated by private entities, the use of concession areas is subject to a commercial agreement between the airline and the airport operator.
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
In 2011, the Brazilian government started to grant the operation of certain airports in Brazil by way of concessions following public bids. Between 2011 and 2019, 22 airports have been privatized after bidding procedures, including our three hubs, Viracopos, Confins and Recife airports. The concessions for these airports have terms of between 20 and 30 years. In April 2021, the Brazilian government auctioned off another 22 airports located in the Southern, Mid and Northern regions of the country.
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
As a result of the transfer of our operations to the new passenger terminal at Viracopos airport, we signed a “Terminal Transfer Incentive Agreement” with Aeroportos Brasil which established a detailed construction schedule for this new terminal and gave us certain rights to impose penalties in the event of noncompliance. Due to the fact that Aeroportos Brasil has not complied with certain contractual obligations under this agreement, we have retained 40% of the airport landing fees from February 2017 until May 2018. As a result of this retention, Aeroportos Brasil filed a collection action against us, which was settled in May 2018 and, consequently, the retention of airport landing fees was resolved. Pursuant to the settlement agreement, we agreed to finish some certain areas of the construction of the new terminal at Viracopos Airport using the airport landing tariffs retained from Aeroportos Brasil. For more information on this proceeding, see “Item 8.A. Consolidated Statements and Other Financial Information —Legal Proceedings.”
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
Our second largest hub is Confins airport, the main airport in Belo Horizonte, whose concession was granted to private operators in 2013. In 2016, this concession concluded the construction of a new passenger terminal increasing Confins airport’s capacity to up to 22 million passengers per year. We are the leading carrier at Confins airport with a 78% share of its domestic departures to 28 destinations in 76 domestic daily flights as of December 31, 2020.
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
We built a hub in Recife to increase flight connectivity within the Northeast region of Brazil. Recife has the largest GDP of Brazil’s Northeast region according to IBGE and is our closest Latin American hub for non-stop flights to both Europe and the United States. Our Recife hub serves 25 destinations. We had a 74.0% share of Recife’s airport, and 64 daily domestic departures as of December 31, 2020. Our diversified network allows us to connect not only our main hubs but also strategic destinations throughout Brazil such as São Paulo (Guarulhos and Congonhas airports), Rio de Janeiro (Santos Dumont and Galeão airports), Porto Alegre, Cuiabá and Manaus.

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
As a result of our innovative business model, which is based on stimulating demand in underserved markets, we believe we are less susceptible to the effects of fare competition involving our main competitors, which fly from the airports in the city of São Paulo. As of December 31, 2020, 18% and 8% of our domestic network overlapped with that of Gol and LATAM, respectively, while Gol’s and LATAM’s networks had an overlap of approximately 87% with each other. In Campinas, our primary hub, only 7 out of 45 domestic destinations faced direct competition from Gol as of December 31, 2020. While Gol, LATAM or any other airline may enter the markets we currently serve exclusively or in which we hold a large market share, we believe that our extensive connectivity allows us to avoid competition in numerous of the markets we serve, in particular from our competitors operating larger aircraft such as Gol and LATAM as it is more difficult to profitably serve our markets with larger aircraft. See “—Route Network.”
Before we started our operations, Gol and LATAM controlled over 90% of the Brazilian airline market in terms of RPK share. From 2008 to 2015, the Brazilian airline market has grown significantly, partially because of (i) our entry into the market, which stimulated demand, and (ii) the organic growth of the market, with more individuals using airline transportation services. As a result, despite the fact that Gol and LATAM lost market share following our entry into the market, the number of passengers transported by both airlines increased in that time period. As of December 31, 2020, we had an 27.7% market share of domestic RPKs, according to ANAC.
In December 2018, Avianca Brasil filed for judicial reorganization (recuperação judicial) and as of May 2019 it ceased to operate flights. Most of Avianca Brasil’s slots have been redistributed by ANAC to incumbent airlines.

The following table sets forth the historical market shares on domestic routes, based on revenue passenger kilometers, of the significant airlines in Brazil for each of the periods indicated:

Domestic Market Share— Scheduled Airlines	2018	2019	2020

Gol	35.7%	37.7%	38.1%
LATAM Brasil	31.9%	34.7%	33.7%
Azul	18.6%	23.6%	27.7%
Avianca Brasil	13.4%	3.7%	—
Others	0.4%	0.4%	0.5%

Source: ANAC
The following table provides details with respect to the competition faced on our top routes, based on weekly frequency as of December 31, 2020.

	At December 31, 2020
	Flights per Day
	Azul	Gol	LATAM

Campinas—Rio de Janeiro	8	3	—
Campinas—Belo Horizonte	7	1	—
Campinas—Curitiba	6	—	—
Campinas—Porto Alegre	6	—	—
Rio de Janeiro— Belo Horizonte	5	7	9
Recife— Salvador	5	1	1
Belo Horizonte—Vitória	5	—	—
Campinas—Ribeirão Preto	5	2	3
Belo Horizonte—Montes Claros	5	4	4
Campinas—Cuiabá	4	2	—
Campinas—São Jose do Rio Preto	8	3	—

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

During 2020, the international operations were affected by the pandemic mainly due to lockdowns imposed, border closures and travel restrictions. The table below shows the 2020 market share of Brazilian airlines in routes to/from Brazil based on RPKs:

International Market Share—Airline	RPK	Market Share

LATAM	7,646,304	66.94%
Azul	2,481,503	21.73%
GOL	1,289,659	11.29%
Other	4,042	0.04%
Total	11,421,508	100.0%

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

We currently perform all base airframe maintenance checks for our ATR aircraft and most of the E-Jets base airframe maintenance at our full-capability maintenance facility in Belo Horizonte and outsource certain base airframe maintenance checks for our E-Jets, Airbus A320neos and A330s to FAA, EASA and ANAC certified maintenance, repair and overhaul providers. Since April 2020, we are performing maintenance checks for our Airbus and E-Jet aircraft at our new full-capability maintenance facility in Campinas.
We hold concessions for three hangars at our ATR full-capability maintenance center in Belo Horizonte, where we perform airframe heavy checks, line maintenance, painting and interior refurbishment of our ATR aircraft. We also have one hangar in Manaus and Cuiabá for E-Jets and ATR line maintenance.
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
c)    CFM International, a joint venture between GE and Safran Aircraft Engines, the manufacturer of the Leap 1A engines installed on our next-generation Airbus A320neo family fleet—A power-by-the-hour twelve year agreement, which provides for the repair, performance restoration, overhaul, engine conditioning monitoring and diagnostics management of each Leap 1A engine fleet. Under this agreement, GE had the obligation to develop its GE Celma plant in Petrópolis near Rio de Janeiro to perform our engine maintenance with full capability by 2020, which it has fulfilled. This will result in significant reduction in turnaround time and engine spares inventory, and will avoid the cost of shipping engines to the United States for maintenance.
d)    Pratt & Whitney, the manufacturer of the PW1900G engines installed on the E2 aircraft fleet—A power-by-the-hour twelve year agreement for each engine effective from the delivery date of the first aircraft and covering the repair, performance restoration, overhaul, engine conditioning monitoring and diagnostics management of the engine fleet.
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

Safety and Quality
We are committed to the safety and security of our customers and crewmembers and are certified by the IATA Operational Safety Audit, or IOSA, an internationally recognized quality and safety evaluation system designed to assess the operational management and control systems of an airline. We maintain an Operational Safety Team, divided into six departments: (i) Risk Management & Prevention (ii) Safety Assurance, (iii) Corporate Quality, (iv) Maintenance Safety (v) Security and (vi) Emergency Response and Humanitarian Assistance. All of our safety and quality team members have significant international experience in the airline industry and some of them have previously worked at international airlines and original equipment manufacturers, which provides them not only with knowledge of airline safety and quality systems, but also familiarity with the fleet we operate.
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
We are focused on increasing the efficiency and productivity of our crewmembers. As of December 31, 2020, we had 74 FTEs per aircraft, compared with or competitors in Brazil. The following table sets forth the number of our crewmembers per category and the number of FTEs per aircraft at the end of the periods indicated:

	At December 31,
	2020	2019	2018

Crewmembers
Pilots	2,053	1,846	1,741
Flight attendants	3,078	2,936	2,351
Airport personnel	2,556	3,293	3,165
Maintenance personnel	1,901	2,217	2,063
Call center personnel	637	917	924
Others	1,779	1,980	1,563
Total	12,004	13,189	11,807
End-of-period FTEs per aircraft	74	93	94
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
Emissions efficiency is a constant concern for our sector. Recently developed, more efficient aircraft models and effective operating processes lead to a decrease in fuel consumption per passenger. Our ongoing fleet transformation process, which consists of replacing older generation aircraft with next-generation fuel-efficient aircraft, will play a significant role in our sustainability process as we expect the renewed fleet to reduce our fuel consumption and carbon emissions per flight as well as on a per passenger basis. We are constantly working on other initiatives to reduce our fuel consumption including route optimization and operational improvements.
Azul’s most valuable asset is its committed and passionate team of crewmembers. Our mission is for our crewmembers to have the best job experience of their lives working at Azul and to offer our customers the best flight experience. For us, our crewmembers are essential to our achieving excellence. Regardless of our position in the Company, we are all part of the same team, and the Azul experience is a collective effort that involves the commitment from all of us.
As of December 31, 2020, we were the sole airline in 155 of the 203 routes we served and, as a result, we support smaller communities that are located far from larger metropolitan areas, boosting their local economy. In addition to our diversified domestic network, we also serve select international destinations and partner with several airlines connecting customers to global destinations.
In 2020, we affirmed our commitment to the United Nations (UN) Sustainable Development Goals (SDGs) and developed an increasingly engaged social action, not only around our operating stations, but also across Brazil. We are committed to building a promising future, connecting people and changing lives through the work of our team of 1,928 volunteers and social investment projects that have directly benefited over 10,000 people.
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
The table below shows our average fare in reais for the periods indicated, reflecting our total passenger revenue divided by passenger flight segments for such periods:

	Average Fare (R$)
Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2018	376.1	346.1	379.9	395.7
2019	382.3	379.7	391.5	419.9
2020	403.3	329.0	262.4	307.0

Intellectual Property
Brands
We have registered, applied for registration or renewed licenses for approximately 92 trademarks with the INPI including, among others, the trademarks “TUDO AZUL,” “AZUL LINHAS AÉREAS BRASILEIRAS,” “AZUL FLEX,” “AZUL PROMO,” “AZUL VIAGENS,” “VOE AZUL,” and “AZUL CARGO EXPRESS.”.
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
In 2011, the Brazilian government started to grant the operation of certain airports in Brazil by way of concessions following public bids. Between 2011 and 2019, 22 airports have been privatized after bid concessions, including our three hubs, Viracopos, Confins and Recife. The concessions for these airports have terms of between 20 to 30 years.
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
In March 2019, the Brazilian government concluded an auction for the concession of 12 airports grouped into three regional blocks – Northeast, Midwest, and Southeast, including our third largest hub in Recife. In April 2021, the Brazilian government auctioned another 22 airports located in the Southern, Mid and Northern region of the country, concluding the 6th concession round. The 7th concession round is expected to occur in 2022 and is expected to consist of three regional blocks. This auction is the most important one because it includes Santos Dumont and Congonhas airports.
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
ALAB’s first concession was granted on November 26, 2008 by ANAC and had a term of ten years. Therefore, on November 21, 2018, ALAB made a formal request to renew the concession. On December 6, 2018, ANAC published the renewal of concession contract for another 10 years.
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
Due the significant impact caused by the COVID-19 pandemic, responsible for drastically reducing the number of flights, ANAC granted waiver for the rules about slots cancellations at airports coordinated for seasons W19, S20, W20 and S21, that is, until 03/27/2021.
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
Baggage Charge
According to ANAC’s Resolution 400 of December 13, 2016 (General Conditions of Air Transport), or Resolution 400, which became effective on March 14, 2017 (but had its applicability and effects suspended until April 29, 2017) airlines are allowed to charge for checked baggage. On June 1, 2017, we started charging our passengers a fee for checked baggage and believe this will be an important source of revenue going forward. The legality of charging for checked baggage was confirmed by Brazil President's veto of the provisional measure MP No 863/2018, which intended to prohibit charging for checked baggage.
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

During the COVID-19 pandemic, ANAC decided to make more flexible the applicability of some provisions of Resolution No. 400, by promulgating Resolutions No. 556 and No. 598. As a result, the requirement to notify passengers of any changes in the air network was reduced from 72 hours before the flight to 24 hours before the flight. This revision will remain in through October 31,2021. Further, a requirement to provide material assistance in the case of border closings, was excluded.
In addition, law 14,034/20 and Provisional Measure MP1024/20 were enacted as a result of the COVID-19 pandemic to bring financial relief to the airlines' cash outflows by changing the refund term from 7 days to 12 months for any flights canceled between March 19, 2020 to October 31, 2021. This provisional measure must be converted into Law within a period of 60 days, extendable for another 60 days or lose its effectiveness.
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
Federal Technical Register
Federal Law 6938/1981 and IBAMA’s Instruction No. 06/2013 of the Brazilian Institute for the Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or IBAMA set forth that all legal entities that carry out potentially polluting activities must be register with the IBAMA’s Federal Technical Register, or CTF. This register is an instrument to promote the preservation of the environment.
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
Data Protection
The Brazilian General Data Protection Act (Lei Geral de Proteção de Dados) was published in the Federal Official Gazette on August 15, 2018 and was amended by Provisional Measure MP 869, issued by the President of Brazil in December 2018. The LGPD became effective in September 2020.
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

The ANPD has been assured technical independence, although subordinated to the Presidency of the Republic.The Federal Senate has approved the Bill of Law 1,179/2020, as amended, which introduces emergency changes to federal legislation during the COVID-19 pandemic. These changes include specific amendments to the LGPD, such as: (i) its effectiveness will be postponed to January 1, 2021, and (ii) the sections related to administrative penalties (articles 52-54) will only be effective as of August 1, 2021.
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
The Cape Town Convention is intended to standardize transactions involving movable property. The treaty creates international standards for registration of ownership, security interests (liens), leases and conditional sales contracts, as well as various legal remedies for default in financing agreements, including repossession and provisions regarding how the insolvency laws of the signatory states will apply to registered aircraft and engines. The Convention provides specific remedies such as the Irrevocable Deregistration and Export Request Authorization, which allows recovery of the aircraft in case of default and insolvency. The Brazilian Aeronautical Registry (Registro Aeronáutico Brasileiro – RAB) has been appointed as the responsible authority regarding the international registry in Brazil.
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
Government Insurance
In response to substantial increases in insurance premiums to cover risks related to terrorist attacks following the events of September 11, 2001 in the United States, the Brazilian government enacted Law 10744 of 2003, authorizing the government to assume civil liability to third parties for any injury to goods or persons, whether or not passengers, caused by terrorist attacks or acts of war against Brazilian aircraft operated by Brazilian airlines in Brazil or abroad. This statutory coverage is limited to an amount of US$1 billion. In addition, under the above mentioned legislation, the Brazilian government may, at its sole discretion, suspend this assumption of liability at any time, provided that it gives seven days’ notice of the suspension. Brazil is currently the sole jurisdiction worldwide still providing such statutory coverage to its registered fleet.
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

C.    Organizational Structure
We operate as a holding company and own 100% of our two principal subsidiaries: (i) ALAB and (ii) TudoAzul S.A. The following organizational chart sets forth, in summary form, our material direct or indirect subsidiaries as of December 31, 2020:

AZUL S.A.
Azul Linhas Aéreas Brasileiras S.A.
Tudo Azul S.A.
ATS Viagens e Turismo Ltda.
Azul Investments LLP
Canela Investments LLC
Azul Finance LLC
Azul Finance 2 LLC
Blue Sabia LLC
Azul SOL LLC
Azul Saira LLC
Cruzeiro Participações S.A.
Azul Conecta
Canela Turbo Three LLC

ALAB is our original operating subsidiary through which we operate all of our flight activities. ALAB wholly owns Azul Finance LLC and Azul Finance 2 LLC, subsidiaries incorporated in Delaware for the purpose of acquiring next-generation Airbus A320neos from Airbus and E-Jets from Embraer. ALAB also wholly owns Azul SOL LLC, a subsidiary incorporated in Delaware, through which ALAB holds the option to purchase six E-Jets under an operating lease structure, and Blue Sabia LLC, a wholly-owned subsidiary incorporated in Delaware, which leases certain aircraft to Portugalia – Companhia Portuguesa de Transportes Aéreos, S.A., a subsidiary of TAP. In addition, ALAB wholly owns ATS Viagens e Turismo Ltda., a subsidiary organized in Brazil, which sells travel packages offered by our Azul Viagens business unit. ALAB wholly owns TwoFlex (rebranded Azul Conecta), a domestic airline based in Jundiaí, Brazil, which offers regional domestic passenger and cargo service in Brazil, increasing our connectivity. ALAB is also the Managing Partner of Azul Investments LLP, a limited liability partnership incorporated in Delaware for the issuance of debt securities in the United States. ALAB also wholly owns a non-operating subsidiary, Cruzeiro Participações, located in Brazil.
ALAB wholly owns Canela Investments, a limited liability company incorporated in Delaware, which is the parent company of our aircraft operating companies that finance aircraft in U.S. dollars.
We either acquire aircraft using financing obtained in the United States in U.S. dollars, or in Brazil, in reais, or lease them from third parties. Each aircraft that we purchase through financing in U.S. dollars is owned by a separate subsidiary of Canela Investments. Each subsidiary of Canela Investments owns one such aircraft and leases it to ALAB, whereas aircraft that we purchase through financing in Brazilian reais are held directly by ALAB. Aircraft that we lease from third parties under operating leases are owned by our relevant counterparty and leased to ALAB.
Azul Saíra, a wholly-owned subsidiary of ALAB and a co-lessor in the sublease contract entered with Breeze Airways, was established on December 7, 2020, in the United States.

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
Property and equipment are recorded at acquisition or construction cost (which include interest and other financial charges) and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Under International Accounting Standard, or IAS 16 “Property, Plant and Equipment,” major engine overhauls are treated as a separate asset component with the cost capitalized and depreciated over the period to the next overhaul. In estimating the lives and expected residual values of our airframes and engines, we primarily have relied upon actual experience with the same or similar aircraft types and recommendations from third parties. Subsequent revisions to these estimates, which can be significant, could be caused by changes to our maintenance program, changes in utilization of the aircraft, governmental regulations related to aging aircraft.
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
Principal Factors Affecting Our Financial Condition and Results of Operations
We believe our operating and business performance is driven by various factors that affect the global and Brazilian economy, the Brazilian airline industry, trends affecting the broader Brazilian travel industry, and trends affecting the specific markets and customer base that we target. The following key factors may affect our future performance. In 2020, our results were significantly affected by the COVID-19 pandemic, which caused a decrease in demand for flights globally and as a result, negatively impacted our revenues and profitability.

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
The following table shows data for real GDP, inflation and interest rates in Brazil, the Brazilian real/U.S. dollar exchange rate and crude oil prices for and as of the periods indicated.

	As of and for the Years ended December 31,
	2020	2019	2018

Real growth (contraction) in gross domestic product	(4.1)%	1.1%	1.1%
Inflation (IGP-M)(1)	23.14%	7.3%	7.6%
Inflation (IPCA)(2)	4.52%	4.3%	3.8%
Long-term rates – TLP (average)(3)	4.55%	5.6%	6.5%
CDI Rate (average)(4)	2.75%	5.9%	6.5%
LIBOR(5)	0.6%	2.4%	2.3%
Period-end exchange rate—reais per US$ 1.00	5.197	4.031	3.875
Average exchange rate—reais per US$ 1.00(6)	5.156	3.945	3.654
Average depreciation of the real vs. US$	30.7%	8.0%	14.8%
WTI crude price (average US$ per barrel during period)	40.39	57.63	64.89
Unemployment rate(7)	10.6%	12.4%	12.7%

Source: FGV, IBGE, Central Bank, Bloomberg and Energy information administration
(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP was replaced by TLP and is the Brazilian long-term interest rate (average of monthly rates for the year).
(4)	The CDI Rate is an average of inter-bank overnight rates in Brazil (daily average for the period).
(5)	Average U.S. dollar three-month LIBOR for the year.
(6)	Average of the exchange rate on each business day of the year.
(7)	Average unemployment rate for year as measured by IBGE.
According to IBGE, the Brazilian economy contracted 4.1% in 2020 mainly due to the COVID-19 pandemic. In 2020, the risk assessment of the Brazilian economy, measured by Credit Default Swap (“CDS”), increased 46.64% impacted by the economy recession during the pandemic and the pessimistic expectation about ongoing reforms and fiscal discussions.
In terms of passenger demand as measured by RPKs, according to ANAC, the Brazilian domestic aviation market grew 0.8% for the year ended December 31, 2019, compared to growth of 4.4% in 2018 and 3.2% in 2017. The lower growth in 2019 is mostly related to the judicial recovery process and resulting termination of flights operated by Avianca Brasil during the second quarter of the year.
Although the size of the economic impact of the COVID-19 pandemic is still uncertain, according to the Focus report issued on March 26, 2021, the Brazilian economy is expected to grow by 3.18% in 2021.
Net Operating Loss Carryforwards
We and our subsidiaries had net operating loss carryforwards of R$5,751.9 million as of December 31, 2020, represented by income tax losses and negative basis of social contribution. Certain of these net operating losses have been recorded at dormant subsidiaries and any future usage is dependent on transferring operating activities to such subsidiaries. Under Brazilian tax laws, we may only use our net operating losses to offset taxes payable up to 30% of the taxable income for each year. See “Item 5.A. Operating Results—Principal Components of Our Results of Operations—Taxes”.

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
As of December 31, 2020, 18% and 8% of our domestic network overlapped with that of Gol and LATAM, respectively. At Viracopos airport, our primary hub, only 3 out of 45 domestic destinations faced direct competition from Gol or LATAM as of December 31, 2020.
In addition, we were the sole airline on 77% of our routes and 35 of the destinations we served, and the market leader in 82 cities in terms of departure as of December 31, 2020. By comparison, Gol and LATAM were market leaders in only 10 and 6 cities, respectively, as of December 31, 2020.
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
The table below shows our average fare in reais for the periods indicated, reflecting our total passenger revenue divided by passenger flight segments for such periods:

	Average Fare (R$)
Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2018	376.1	346.1	379.9	395.7
2019	382.3	379.7	391.5	419.9
2020	403.3	329.0	262.4	306.9
Effects of Exchange Rates, Interest Rates and Inflation
Our results of operations are affected by currency fluctuations. For the years ended December 31, 2020, 2019 and 2018, 82.9%, 80.4% and 81.5%, respectively, of our revenue was domestic and therefore denominated in reais while 33.7%, 30.8% and 41.9%, respectively, of our operating expenses were either payable in or affected by the U.S. dollar, such as aviation fuel, certain flight hour maintenance contract payments and aircraft insurance. We also have certain aircraft debt denominated in U.S. dollars, see “Item 5.B. Liquidity and Capital Resources—Loans and Financings.” We use short-term arrangement to hedge against exchange rate exposure related to our aircraft lease and other rent payment obligations.

We also have assets denominated in foreign currency such as security deposits, maintenance reserves, cash and equivalents, and the TAP bond, providing us with a natural hedge against our U.S. dollar denominated liabilities. In addition, our aircraft, engines, and spare parts are commercialized in U.S. dollars.
Inflation also had, and may continue to have, effects on our financial condition and results of operations. For the year ended December 31, 2020, 2019 and 2018, approximately, 27.9%, 30.1% and 28.9%, respectively, of our operating expenses, including salaries, catering and ground handling expenses were impacted by changes in inflation.
The Central Bank determines the base interest rate in order to manage inflation. Variations in interest rate affect primarily our long-term obligations subject to variable interest rates, including our loans and financing. As of December 31, 2020, 2019 and 2018, we had R$7,360.5 million, R$3,518.2 million and R$2,756.1 million, respectively, in current and noncurrent loans and financing. In addition, interest rates also affect our financial income to the extent that we have investments indexed to the CDI Rate. The Central Bank has changed the base interest rate several times over the past years in order to keep inflation within its targets.
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
Our operating gross revenue is primarily derived from transporting customers in our aircraft. For the year ended December 31, 2020, 86.7% of our gross revenue was derived from passenger revenue, and 13.3% was derived from cargo and other revenue.
For the years ended December 31, 2020, 2019 and 2018 82.9%, 80.4% and 81.5% respectively of our operating net revenue was denominated in Brazilian reais. Passenger revenue is recognized either upon departure of the scheduled flight or when a purchased ticket expires unused, including revenue related to the redemption of TudoAzul points for Azul flights. Cargo revenue is recognized when transportation is provided. Passenger revenue depends on our capacity, load factor and yield. Capacity is measured in terms of ASKs, which represents the number of seats we make available on our aircraft multiplied by the number of kilometers these seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPKs, which represents the number of kilometers flown by revenue passengers, by ASKs. Yield is the average amount that one passenger pays to fly one kilometer. We use RASK, or revenue divided by ASKs, and PRASK, or passenger revenue divided by ASKs, as our key performance indicators, because we believe they enable us to evaluate the balance between load factor and yield. Since our first year of operations, we have maintained a significant RASK and PRASK premium compared to our competitors given our higher load factors and yields. We expect that our strategy will enable us to maintain that premium in the future.

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
Our largest operating expense is aviation fuel, which represented 21.1% of our total operating expenses in 2020, 24.4% in 2019 and 33.6% in 2018. Aircraft fuel prices in Brazil are much higher than in the United States, as the Brazilian infrastructure needed to produce, transport and store fuel is expensive and aviation fuel prices are controlled by a concentrated number of suppliers. Our aviation fuel expenses are variable and fluctuate based on global oil prices. Since global prices are denominated in U.S. dollars, our aviation fuel costs are also subject to exchange rate fluctuations between the real and U.S. dollar.
During the year ended December 31, 2020, the fuel price per liter decreased 9.5%, from R$2.56 per barrel as of December 31, 2019 to R$2.32 per barrel as of December 31, 2020. In 2019, the fuel price per liter increased 0.4%, from R$2.55 per barrel as of December 31, 2018 to R$2.56 per barrel as of December 31, 2019. In 2018, the fuel price per liter increased 29.8% from R$1.97 per barrel as of December 31, 2017 to R$2.55 per barrel as of December 31, 2018.
We attempt to mitigate fuel price volatility related to global changes in fuel prices through commodity forward agreements with banks and also have the option to enter into hedge agreements with Petrobras, whose subsidiary BR Distribuidora is a key supplier of fuel for us. The Petrobras hedging product available to us enables us to lock in the cost of the jet fuel we will consume in the future, thereby offering a more tailored hedge than WTI or heating oil futures, which are not perfectly correlated to jet fuel. In addition, Petrobras offers us the option to lock the jet fuel price in reais, thereby hedging our exposure not only to fuel prices, but also to the Brazilian real/U.S. dollar exchange rates.
In addition, local taxes applicable to the sale of jet fuel are high, ranging from 3.0% to 25.0%. Different states in Brazil apply different rates of value-added tax to fuel (which is not passed on to end consumers for passenger services), requiring us to continually adjust our fuel prices to optimize fuel uplift. Several states in Brazil offer a value-added fuel tax relief or subsidy to airlines that provide better connectivity between cities within the state and other domestic or international destinations. Given the size of our network and diversified fleet, we believe we pay lower value-added fuel tax rates compared to our main competitors
Salaries, wages and benefits paid to our crewmembers, include, among others, health care, dental care, child care reimbursement, life insurance, funeral assistance, school aid (granted to expatriate executive officers only), housing allowance (granted to expatriate executive officers only), bonuses, pension plans, transportation tickets, food allowances and meal vouchers. We believe that we have a cost advantage compared to industry peers in salaries, wages and benefits expenses due to high employee productivity measured by the average number of employees per aircraft. While we had 74 FTEs per aircraft as of December 31, 2020. We also benefit from generally lower labor costs in Brazil, when compared to other countries, which is somewhat offset by lower productivity due to government requirements over employee labor conditions and taxes on payroll.

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
Our sales and marketing expenses include commissions paid to travel and cargo agents, fees paid to credit card companies and advertising associated with the sale of our tickets and other products and services. We believe that our distribution costs are lower than those of our competitors because a higher proportion of our customers purchase tickets directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems. In 2020 we generated 87% of our passenger revenue through our website, including direct connect bookings with travel agencies compared to 88% in 2019 and 87% in 2018. We employ low-cost, innovative marketing techniques, focusing on social networking tools (Facebook, Twitter, YouTube and Instagram) and generating word of mouth recognition, including visibly branded complimentary bus service and guerrilla marketing campaigns to enhance brand recognition and provide promotions directed at our customers. We believe that we have an advantage compared to industry peers in sales and marketing expenses and expect this advantage will remain in the future.
Our maintenance, materials and repair expenses consist of line maintenance checks and certain maintenance fees based on number of hours flown to access spare parts to repair aircraft and engines. Since the average age of our operating fleet was 6.9 years (excluding the 17 Cessna Caravan aircraft acquired through the purchase of TwoFlex) as of December 31, 2020, 5.8 years as of December 31, 2019 and 5.9 years as of December 31, 2018, and most of the parts on our aircraft are under four-year warranties, our aircraft have required a relatively low level of maintenance. As our aircraft age, these costs will increase.
At the initial recognition of aircraft or right-of-use assets, Azul allocates the total cost of the aircraft between four major components; airframe, engines, heavy maintenance and structural checks. The useful economic life is the period extending up to the next heavy maintenance or structural check or the remaining useful life of the aircraft/engines or lease contract, whichever is shorter. Azul has maintenance contracts for its engines that cover all significant maintenance events. Azul has "power-by-the-hour" type contracts, which stipulate a rate for maintenance per hour flown, which are paid in accordance with the total hours flown when maintenance occurs. Subsequent heavy maintenance events and structural checks, which increase the useful lives of the assets, are capitalized and recognized as property and equipment or in addition to the right-of-use assets, according to the underlying asset. Subsequently they are depreciated during the respective period of use or until the end of the lease. Repairs and other routine maintenance are recognized in the maintenance expenses during the period in which they are incurred.
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
Financial Results
Our financial income includes interest earned on our cash and cash equivalents (which bear interest indexed to the CDI Rate) and short-term investments. Our financial expenses include interest expense on lease liabilities, aircraft debt, loans and financings and working capital facilities, which are exposed to foreign currency fluctuations. The balances of derivative financial instruments include gains or losses on our derivatives not designated for hedge accounting. Foreign currency exchange is the net gain or loss on our assets and liabilities related to the appreciation or depreciation of the real against the U.S. dollar and has limited impact on our cash position.

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
We and our subsidiaries had net operating loss carryforwards of R$5,751.9 million as of December 31, 2020, represented by income tax losses and negative basis of social contribution.
Critical Accounting Policies and Estimates
The preparation of our financial statements in accordance with IFRS requires our management to adopt accounting policies and make estimates and judgments to develop amounts reported in our financial statements and related notes. Critical accounting policies are those that reflect significant judgments or estimates about matters that could potentially result in materially different outcomes under different assumptions and conditions. We believe that our estimates and judgments are reasonable. However, actual results and the timing of recognition of such amounts could differ from our estimates. For a discussion of these and other accounting policies, see “Note 4. Summary of Significant Accounting Policies” to our audited consolidated financial statements.
Business Combination. We account for business combinations using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, which is measured at acquisition date fair value. Acquisition-related costs are expensed as incurred. In the acquisition of a business, we assess the assets acquired and liabilities assumed in order to classify and allocate them according to the contractual terms, economic circumstances and relevant conditions at the acquisition date. Goodwill is initially measured as the excess of the consideration transferred over the fair value of the net assets acquired (identifiable assets and liabilities assumed, net). After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to each of the cash generating units that are expected to benefit from the acquisition.
Aircraft sublease receivables. When the underlying asset is leased again by us to a third party, and the original lease remains in effect, we assesses whether it is a finance or operating sublease by analyzing the extent to which the lease transfers the risks and benefits inherent in the right of use, according to CPC 06 (R2) – Leases, equivalent to IFRS 16.
Maintenance reserves. Certain master lease agreements provide that we pay maintenance reserves to aircraft lessors to be held as collateral in advance of the performance of major maintenance activities. Maintenance reserve deposits are reimbursable to us upon completion of the maintenance event in an amount equal to the lower of the amount of the maintenance reserve held by the lessor associated with the specific maintenance event; or the costs related to the specific maintenance event. Substantially all of these maintenance reserve payments are calculated based on a utilization measure, such as flight hours or cycles, and are used solely to collateralize the performance of maintenance by the lessor. At the reporting date we assess whether the maintenance reserve payments required by the master lease agreements are expected to be recovered through the performance of qualifying maintenance on the leased assets. Maintenance deposits expected to be recovered are held in assets, and the amounts identified as non-recoverable are considered as maintenance costs.
Property and equipment. Assets included in property and equipment are stated at acquisition or construction cost including interest and other financial charges. Depreciation is calculated according to the estimated economic useful life of each asset using the straight-line method. The estimated economic useful lives, residual values and depreciation methods are reviewed annually and the effects of any changes in estimates are accounted for prospectively. The carrying amount of property and equipment is tested annually for impairment when facts or changes in circumstances indicate that the carrying amount is greater than the estimated recoverable amount. In turn, the carrying amount of the aircraft is tested for impairment annually, even if there are no circumstances that indicate the existence of impairment. An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from the continued use of the asset. Any gains or losses arising on the sale or derecognition of an item are determined by the difference between the amount received on the sale and the carrying amount of the asset and are recognized in profit or loss.

Right of use asset and lease liability. CPC 06 (R2) – Leases, equivalent to IFRS 16, establishes the principles for the recognition, measurement, presentation and disclosure of leasing operations and requires lessees to account for all leases according to a single balance sheet model, similar to accounting of financial leases. The exemptions from recognition for lessees are: low value and short-term leases (with a term of 12 months or less). On the lease start date, we recognize a liability to make payments (a lease liability) and an asset representing the right to use the underlying asset during the lease term (a right-of-use asset). Lessees must separately recognize interest expense on the lease liability and the depreciation expense for the right-of-use asset.
In general, we should recognize the remeasurement value of the lease liability as an adjustment to the right-of-use asset. In determining the discount rate, we used as a primary basis those contracted in the funding operations that took place close to the start dates and / or modification of the lease agreements.
We are also required to reassess the lease liability in the event of certain events, for example, a change in the lease term, a change in future lease payment flows as a result of a change in an index or rate used to determine such payments. During the year ended December 31, 2020, we renegotiated aircraft and engine lease contracts, which included the deferral of payments and changes in contractual terms. Accordingly, in accordance with IFRS 16 – Leases, it was necessary to apply the requirements that deal with lease modification, which require remeasurement of the lease liability by means of a revised discount rate.
Goodwill for expected future profitability. We allocated goodwill with indefinite lives acquired through business combinations of TRIP and Azul Conecta, for impairment testing purposes to a single cash-generating unit. Goodwill is tested annually or sooner if we experience indicators of impairment, by comparing the carrying amount to the recoverable amount of the cash-generating unit level that has been measured on the basis of its value-in-use. Management makes judgments and establishes assumptions to assess the impact of macroeconomic and operational changes, in order to estimate future cash flows and measure the recoverable amount of assets. No impairment has been recorded to date.
Impairment of rights of operations in airports (slots). In the business combination of Tudo Azul S.A. (formerly TRIP Linhas Aéreas S.A.), slots acquired were recognized at their fair values at the acquisition date and not amortized. The estimated useful life of these rights was considered indefinite due to several factors and considerations, including requirements and authorizations for permission to operate in Brazil and limited availability of usage rights at the most important airports in terms of air traffic volume. The carrying amount of these rights is assessed annually. No impairment has been recorded to date.
Impairment of non-financial assets. We perform an annual review for impairment indicators in order to assess events or changes in economic, technological, or operating conditions that may indicate that an asset is impaired. To assess the recoverability of an asset, it is necessary to estimate its recoverable amount. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, a provision for impairment is set up by adjusting the carrying amount. The impairment loss is reversed only if there is a change in the assumptions used to determine the asset's recoverable amount.
We operate a single cash-generating unit.
In estimating the value of assets in use, estimated future cash flows are discounted to present value, using a pre-tax discount rate that reflects the weighted average cost of capital for the cash generating unit.
Aircraft and engines in operation are tested for impairment, by comparing the net carrying amount with the fair value indicated by specialized publications. After this comparison, we assess if there are any impairment losses to be recorded.
As part of our fleet transformation plan, we intend to sublease certain E1 aircraft and engines, and as a result, we recorded a provision for impairment.

Derivative financial instruments. We account for derivative financial instruments in accordance with IFRS 9 – Financial Instruments, and record them at fair value. Subsequent changes in fair value are recorded in profit or loss, unless the derivative meets the criteria and is designated for hedge accounting. At the beginning of a hedge transaction, we designate and formally document the item covered by the hedge and how it will be effective in offsetting the changes in fair value or cash flows. Our derivative financial instruments are assessed quarterly to determine if they have been effective throughout the entire period for which they have been designated. Any gain or loss resulting from changes in the fair value of our derivative financial instruments during the quarter in which they are not qualified for hedge accounting, as well as the ineffective portion of the instruments designated for hedge accounting are recognized in financial results. When the fair value of financial assets and liabilities presented in our balance sheet cannot be obtained in an active market, we determine fair value using assessment techniques prevailing in the market, including the discounted cash flow method, and a certain level of judgment is required to establish fair value in this way. This judgment includes considerations on the data used, for example, liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the fair value presented of financial instruments.
Provisions for tax, civil and labor risks. We recognize provisions for tax, civil and labor risks when we have a present legal obligation, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. The assessment of probability of loss includes assessing the available evidence and jurisprudence, the hierarchy of laws and most recent court decisions, and their relevance in the legal system, or the assessment of independent counsels. Provisions are reviewed and adjusted to take into account changes in circumstances such as the applicable limitation period, findings of tax inspections and additional exposures identified based on new issues or decisions of courts.
Provision for return of aircraft. We recognize provisions for the return costs of the aircraft, since these are present obligations, arising from past events and generate future disbursements, which are reliably measured. The estimated cost is initially recognized at present value in property, equipment and right of use asset. After initial recognition, the liability is updated according to the capital remuneration rate estimated by us. Any changes in the estimate of expenses to be incurred are recognized prospectively.
Provision for onerous contract. We recognize provisions for unavoidable costs of meeting the contractual obligations that exceeds the economic benefits expected to be received over the same contract. However, before a separate provision for onerous contract is established, we assess and recognize any impairment loss that has occurred in the assets related to that contract in accordance with IAS 36.
Share-based payment. Our share-based compensation program is intended to grant awards priced at the fair market value of our common stock at the date of grant. We measure transactions with crewmembers settled with equity instruments at the grant date using the Black-Scholes option pricing model. The resulting amount, adjusted for forfeitures, is charged to expense over the period in which the options vest. Estimating the fair value of share-based payments requires determining the most appropriate assessment model for the grant of shares, which depends on the terms and conditions of the grant. This also requires determining assumptions as including the option’s expected life, volatility, dividend income, risk free rate of return, maximum life of the option, expected term considered of valuation. The cost of cash-settled transactions is initially measured at fair value at the grant date. This fair value is expensed over the period up to the maturity date, with the recognition of a corresponding liability. The liability is remeasured at fair value at the reporting date up to the settlement date, recognized as "Salaries, wages and benefits" in the financial statements.
Revenue recognition – passenger. Passenger revenue is recognized when air transportation is actually provided. Tickets sold but not yet flown are recorded as air traffic liability, representing deferred revenue from tickets sold to be flown on a future date, net of breakage revenue estimate. Breakage revenue consists of calculating, on a historical basis, tickets issued that will expire due to non-use, that is, passengers who have purchased tickets and are very likely not to use them. For revenue recognition purposes, the average terms of the service provided are also considered. At least annually, the assumptions are reviewed in order to reflect and capture changes in customer behavior regarding ticket expiration. Other revenues that include charter services, flight rescheduling fees, baggage dispatch and other additional services are recognized along with the primary passenger transport obligation.
Frequent-flyer program revenue recognition. Under the TudoAzul program, customers accrue points based on the amount spent on tickets flown. The amount of points earned depends on TudoAzul membership category, market, fare class and other factors, including promotional campaigns. Through historical data, we estimate the points that will expire without being used and recognizes the corresponding revenue in the issue of the point (breakage) considering the average utilization of the redemption pattern. With some exceptions, points generally expire two years after the date earned regardless of activity in the program member's account.
Upon the sale of a ticket, we recognize a portion of ticket sales as revenue when the transportation service occurs and defers a portion corresponding to the points earned under the TudoAzul Program, in accordance with IFRS 15.

We determine the estimated selling price of the air transportation and points as if each element had been sold on a separate basis and was therefore based on the stand-alone selling price. We also sell frequent-flyer program points to customers and partners, including credit card companies, financial institutions and retail companies. The related revenue is deferred and recognized as passenger revenue when the points are redeemed and the related service occurs, based on the weighted average price of the points sold. Points awarded or sold and not used are recorded in “Air traffic liability.”
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
The following chart includes certain operating information that evidences the evolution of our business between 2008 through December 31, 2020:

			Total Aircraft at End of Period
As of	Cities Served	FTEs	Owned	Leased	Total(1)

December 31, 2008	3	712	3	2	5
December 31, 2009	17	1,535	8	6	14
December 31, 2010	28	2,940	14	13	27
December 31, 2011	43	4,329	22	27	49
December 31, 2012(2)	100	8,914	50	74	124
December 31, 2013	103	9,848	56	81	137
December 31, 2014	106	10,501	46	107	153
December 31, 2015	102	10,533	46	106	152
December 31, 2016(3)	102	10,311	39	100	139
December 31, 2017(3)	104	10,878	27	120	147
December 31, 2018(3)	110	11,807	20	123	143
December 31, 2019(3)	116	13,189	19	147	166
December 31, 2020(3)(4)	112	11,946	34	158	192

(1)	Includes aircraft held under finance and operating leases. We do not record aircraft held under operating leases as assets on our balance sheet.
(2)	Includes operating information resulting from the TRIP acquisition since November 30, 2012.
(3)	Includes aircraft subleased to TAP, 15 as of December 31, 2019 and 13 as of December 31, 2020.
(4)	Cities served reduced in 2020 due to the COVID-19 pandemic.

Comparison of the year ended December 31, 2020 to the year ended December 31, 2019

	For the Year Ended December 31,		Percent Change
	2020	2019

Net revenue:	(in thousands of reais)
Passenger revenue	5,039,607	10,907,889	(53.8)%
Cargo and other revenue	704,519	534,428	31.8%
Total net revenue	5,744,126	11,442,317	(49.8)%
Operating expenses:
Aircraft fuel	(1,508,750)	(3,085,603)	(51.1)%
Salaries, wages and benefits	(1,426,637)	(1,868,402)	(23.6)%
Landing fees	(465,606)	(724,971)	(35.8)%
Traffic and customer servicing	(288,327)	(476,481)	(39.5)%
Sales and marketing	(329,829)	(444,079)	(25.7)%
Maintenance materials and repairs	(464,566)	(354,105)	31.2%
Depreciation and amortization	(1,805,553)	(1,622,352)	11.3%
Impairment	757,554	(2,897,333)	n.a.
Other operating expenses, net	(1,611,493)	(1,164,391)	38.4%
	(7,143,207)	(12,637,717)	(43.5)%
Operating loss	(1,399,081)	(1,195,400)	17%
Financial result:
Financial income	60,298	72,071	(16.3)%
Financial expense	(3,269,941)	(1,329,524)	145.9%
Derivative financial instruments	(1,452,116)	325,452	n.a.
Foreign currency exchange, net,	(4,302,540)	(391,905)	997.9%
	(8,964,299)	(1,323,906)	577.1%
Result from related party transactions, net	(713,834)	(16,959)	4109.2%
Loss before income taxes	(11,077,214)	(2,536,265)	336.8%
Current income taxes	(11)	(2,228)	(99.5)%
Deferred income taxes	242,516	135,407	79.1%
Net loss	(10,834,709)	(2,403,086)	350.9%
Operating Loss
In 2020 we reported an operating loss of R$1,399.1 million, compared to an operating loss of R$1,195.4 million in 2019. This result was mostly driven by a 49.8% decrease in total net revenue resulting from the 43.1% decrease in capacity in terms of ASKs, mostly due to the COVID-19 pandemic, which impacted the aviation industry all around the world.
Passenger demand during 2020 was significantly impacted by the COVID-19 pandemic, affecting both domestic and international air travel, and during the year we carried 12.9 million less passengers compared to 2019. For the full year 2020, passenger traffic fell 46.5% and total passenger capacity decreased 43.1%, even considering that domestic operations in Brazil was one of the least affected by the pandemic. During 2020, the domestic operations in Brazil led in terms of the recovery of the operation, with ASKs in the full year decreasing by 37.7% compared to the previous year. Domestic passenger traffic decreased by 43.1% in 2020 compared to 2019, resulting in a decrease of 2.4 percentage points in domestic passenger load factors, which reached 80.4%.
We reported a net loss of R$10,835 million in 2020, compared to a net loss of R$2,403 million in 2019.

The table below sets forth the breakdown of our operating revenues and expenses on a per-ASK basis for the periods indicated:

	For the Year Ended December 31,		Percent Change
	2020(1)	2019(1)
	(per ASK in R$ cents)

Net revenue:
Passenger revenue	24.95	30.41	(18.0%)
Cargo and other revenue	3.45	1.49	131.8%
Net revenues	28.41	31.90	(11.0%)
Operating expenses:
Aircraft fuel	7.40	8.60	(14.0%)
Salaries, wages and benefits	7.00	5.21	34.3%
Landing fees	2.28	2.02	13.0%
Traffic and customer servicing	1.41	1.33	6.4%
Sales and marketing	1.62	1.24	30.6%
Maintenance materials and repairs	2.28	0.99	181.0%
Depreciation and amortization	8.46	4.44	90.8%
Other operating expenses	5.20	2.62	98.6%
Total operating expenses, net	35.57	26.24	35.6%

(1)	Adjusted for non-recurring items totaling R$62.5 million gain in 2020 and R$3.2 billion loss in 2019
Net Revenue
Net revenue decreased 49.8%, or R$5.7 billion, from R$11.4 billion in 2019 to R$5.7 billion in 2020, significantly impacted by the COVID-19 pandemic, partially offset by a 31.8% increase in cargo and other revenue discussed herein.
Passenger Revenues
The R$5.9 billion, or 53.8% decrease in passenger revenue in 2020 compared to 2019 was mainly attributable to (i) an decrease of 45.5% of RPKs reflecting a 43.1% decrease in ASK’s and (ii) a 18% decrease in PRASK due to significantly impacted by the COVID-19 pandemic.
Cargo and Other Revenue
The R$170.1 million or 31.8% increase in cargo and other revenue was mainly due to an increase in cargo revenue, especially in e-commerce.

The table below presents our passenger revenue and selected operating data for the periods indicated.

	For the Year Ended December 31,				Percent Change
	2020		2019

Passenger revenue (in millions of reais)(1)	R$	5,088,747	R$	10,907.9	(53.9)%
Available seat kilometers (ASKs) (millions)	20,395		35,868		(43.1)%
Load factor (%)	80.0%		83.5%		-3.5 p.p.
Passenger revenue per ASK (cents) (PRASK)	24.95		30.41		(18.0)%
Operating revenue per ASK (cents) (RASK)	28.41		31.90		(11.0)%
Yield per passenger kilometer (cents)	31.20		36.43		(14.4)%
Number of departures	158,070		295,354		(46.5)%
Block hours	266,881		495,362		14.2%

(1)	Passenger revenue in 2020 was adjusted for non-recurring items totaling R$49.1 million recorded under passenger revenue, related to the COVID-19 pandemic.
Operating Expenses
Operating expenses decreased R$5,494.5 million, from R$12,637.7 million in 2019 to R$7,143.2 million in 2020 mainly due to lower capacity-related expenses and cost reduction initiatives.
Aircraft Fuel. Aircraft fuel expenses decreased 51.1%, or R$1,576.8 million, in 2020 compared to 2019, mostly due a 43.1% reduction in capacity year over year and a 9.5% decrease in jet fuel prices.
Salaries, Wages and Benefits. Salaries, wages and benefits decreased 23.6%, or R$441,8 million, in 2020 compared to 2019, mainly due to: lower fixed and variable salary costs from our labor agreements and lower capacity.
Landing Fees. Landing fees decreased 35.8%, or R$259.4 million, in 2020 compared to 2019 primarily due to the 43.1% decrease in ASKs.
Traffic and Customer Servicing. Traffic and customer servicing expense decreased 39.5% or R$188.2 million, in 2020 compared to 2019 primarily due to (i) a 43.1% decrease in ASKs, driving a 46.5% decrease in the number of passengers, and (ii) an decrease in international flights which have higher catering expenses than domestic flights.
Sales and Marketing. Sales and marketing expenses decreased 25.7%, or R$114.3 million, in 2020 compared to 2019 mostly driven by a 54.8% reduction in passenger revenue and marketing initiatives, partly offset by an increase in cargo express shipments, which have higher commission fees.
Maintenance, Materials and Repairs. Maintenance, materials and repairs increased 31.2% or R$110.5 million driven by a 30.7% average devaluation of the Brazilian real against the U.S. dollar and additional maintenance events, performed to prepare the fleet for operational recovery, and which had been previously deferred.
Depreciation and Amortization. Depreciation and amortization increased 11.3% or R$183.2 million in 2020 compared to the same period in 2019, as a result of aircraft additions during 2020.
Impairment. Impairment in 2020 was a gain of R$757.5 million compared to an expense of R$2,897.3 million, primarily due to the renegotiation of lease modification and in 2019 we had an impairment charge related to the book value and expected recoverable amount of our E-Jets.
Other Operating Expenses. Other operating expenses increased 38.4% or R$447.1 million in 2020 compared to 2019 primarily by the 30.7% average devaluation of the Brazilian real against the U.S. dollar and the revision of several noncash provisions.

 Financial Results
Financial Income. Financial income decreased 16.3%, or R$11.8 million, in 2020 compared to 2019, mostly due to the reduction of the Brazilian risk-free rate during 2020.
Financial Expenses. Financial expenses increased 145.9%, or R$1,940.4 million, in 2020 compared to 2019 mainly due to an increase of lease interest payments from the lease modification at a higher discount rate, which reduced the lease liability and increased the interest expense, and the non-cash impact of R$799.9 million related to the variation of conversion right, interest and foreign exchange rate differences related to the convertible debentures issued in 2020.
Derivative Financial Instruments. Loss in derivative financial instruments amounted to R$1,452.1 million in 2020 and gains of R$325.5 million in 2019, which reflects (i) U.S. dollar derivative instruments used to hedge our foreign exchange exposure resulting from U.S. dollar denominated financial expenses and (ii) heating oil derivative instruments used to hedge our fuel exposure.
Foreign Currency Exchange. The net currency exchange effect on our monetary assets and liabilities when remeasured into reais, amounted to a loss of R$4,302.5 million in 2020 compared to a loss of R$391.9 million in 2019, due to the 29% end of period depreciation of the Brazilian real against the U.S. dollar from December 31, 2019 to December 31, 2020 resulting in a higher value for our liabilities denominated in foreign currency.
Result from Related Party Transactions, net. In 2020, we recorded a net loss of R$713.8 million from related party transactions compared to a net loss of R$17.0 million in 2019, mostly due to the elimination of the conversion right of the TAP bond call option which resulted in a loss of R$637.6 million.
Current Income Taxes. We recorded current income taxes expense of R$0.01 million in 2020 mostly due to the recognition of taxable income in the holding company, which reduced compared to 2019, as a result of the a "drop-down" of the TAP Bonds to one of its subsidiaries.
Deferred Income Taxes. In 2020, the credit related to deferred income taxes totaled R$242.5 million compared to a credit R$135.4 million in 2019, mostly due to the reversal of temporary differences in 2020.

Comparison of the year ended December 31, 2019 to the year ended December 31, 2018

	For the Year Ended December 31,		Percent Change
	2019(1)	2018(1)

	(in thousands of reais)
Net revenue:
Passenger revenue	10,907,889	8,670,132	25.8%
Cargo and other revenue	534,428	386,932	38.1%
Net revenue	11,442,317	9,057,064	26.3%
Operating expenses:
Aircraft fuel	(3,085,603)	(2,644,261)	16.7%
Salaries, wages and benefits	(1,868,402)	(1,413,017)	32.2%
Landing fees	(724,971)	(592,100)	22.4%
Traffic and customer servicing	(476,481)	(395,394)	20.5%
Sales and marketing	(444,079)	(368,663)	20.5%
Maintenance materials and repairs	(354,105)	(250,105)	41.6%
Depreciation and amortization	(1,622,352)	(1,284,050)	26.3%
Impairment	(2,897,333)	—	n.a.
Other operating expenses	(1,164,361)	(915,850)	27.1%
	(12,637,717)	(7,863,440)	60.7%
Operating income (loss)	(1,195,400)	1,193,624	n.a.
Financial result:
Financial income	72,071	74,522	(3.3)%
Financial expense	(1,329,524)	(1,094,828)	21.4%
Derivative financial instruments	325,452	298,094	9.2%
Foreign currency exchange	(391,905)	(1,306,063)	(70.0)%
	(1,323,906)	(2,028,275)	34.7%
Result from related party transactions, net	(16,959)	381,725	(104.4)%
Loss before income taxes	(2,536,265)	(452,926)	460.0%
Current income taxes	(2,228)	(11,224)	(80.1)%
Deferred income taxes	135,407	(171,581)	n.a.
Net loss	(2,403,086)	(635,731)	278.0%

(1)	On January 1, 2019, we adopted IFRS 16 using the full retrospective method of adoption and the comparative information for 2018 and 2017 was restated.
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

The table below sets forth the breakdown of our operating revenues and expenses on a per-ASK basis for the periods indicated:

	For the Year Ended December 31,		Percent Change
	2019	2018
	(per ASK in R$ cents)

Operating revenue:
Passenger revenue	30.41	29.54	3%
Cargo and other revenue	1.49	1.32	13.0%
Total operating revenues	31.90	30.86	3.4%
Operating expenses:
Aircraft fuel	8.60	9.01	(4.5)%
Salaries, wages and benefits	5.21	4.81	8.2%
Landing fees	2.02	2.02	0.2%
Traffic and customer servicing	1.33	1.35	(1.4)%
Sales and marketing	1.24	1.26	(1.4)%
Maintenance materials and repairs	0.78	0.81	(3.4)%
Depreciation and amortization	4.44	4.37	1.4%
Other operating expenses	2.62	2.39	9.5%
Total operating expenses	26.24	26.02	0.8%
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
Depreciation and Amortization. Depreciation and amortization increased 26.3% or R$338.3 million in 2019 compared to the same period in 2018, mainly due to a net addition of 23 aircraft to the fleet during 2019 and (iii) an increase in the capitalization of heavy maintenance checks. On a per-ASK basis, excluding the impact of non-recurring items, depreciation and amortization increased 1.4%.
Impairment. Impairment recorded R$2,897.3 million at 2019, related to the difference between the book value and expected recoverable amount of oue E-Jets, write-off of inventory and spare parts, expected sale losses and contractual termination fees.
Other Operating Expenses. Other operating expenses increased 27.1% or R$248.5 million in 2019 compared to 2018 primarily due to (i) an increase in training and accommodations expenses related to our growth, (ii) higher IT expenses, and (iii) an increase in flight contingencies. On a per-ASK basis excluding the impact of non-recurring items, other operating expenses increased 9.5%.
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
In order to manage our liquidity, we review our cash and cash equivalents, short-term investments, and trade and other receivables on an ongoing basis. Trade and other receivables include credit card sales and accounts receivables from travel agencies and cargo transportation. Our accounts receivables are affected by the timing of our receipt of credit card revenues and travel agency invoicing. One general characteristic of the retail sector in Brazil and the aviation sector in particular is the payment for goods or services in installments via a credit card. Our customers may pay for their purchases in up to ten installments without interest or up to 12 installments with 3% interest per month. This is similar to the payment options offered by other airlines in Brazil. Once the transaction is approved by the credit card processor, we are no longer exposed to cardholder credit risk, and the payment is guaranteed by the credit card issuing bank in case of default by the cardholder. Since the risk of non-payment is low, banks are willing to advance these receivables, which are paid the same day they are requested. As a result, we believe our ability to advance receivables at any time significantly increases our liquidity position.
As of December 31, 2020, our total cash position consisting of cash and cash equivalents and short-term and long-term investments, was R$4,011.1 million, compared to R$3,107.6 million as of December 31, 2019. The cash position increased mainly due to the convertible debentures issued on November 12, 2020, raising a total of R$1,745.9 million. The issuance of debentures is part of Azul's efforts to contain the economic impact of the COVID-19 pandemic on its operations.

We believe that we will continue to be able to access equity and debt capital markets if and when necessary. The table below presents our cash flows from operating, investing and financing activities for the periods indicated:

	For the Year Ended December 31,
	2020	2019	2018
	(in thousands of reais)
Cash Flow
Net cash provided by operating activities	976,230	2,594,637	1,764,903
Net cash used in investing activities	(403,833)	(1,186,820)	(273,841)
Net cash provided by (used in) financing activities	933,506	(913,503)	(1,151,284)
Exchange gain (losses) on cash and cash equivalents	(88,968)	(15,570)	67,039
Net increase in cash and cash equivalents	1,416,935	478,744	406,817
Net Cash Provided By Operating Activities
Net cash provided by operating activities in 2020 was R$976.2 million compared to net cash provided by operating activities of R$2,594.6 million in 2019. The reduction of the operating cash flows was a direct consequence of the reduced operation (43.1% of ASKs compared to 2019) caused by the COVID-19 pandemic and governments restrictions on travel.
Net cash provided by operating activities in 2019 was R$2,594.6 million compared to net cash provided by operating activities of R$1,764.9 million in 2018. The growth of operating cash flows was mainly a result of (i) a net income excluding non-cash activities of R$3,334.3 million in 2019 compared to R$3,051.6 million in 2018, (ii) a reduction of cash flow from derivative instruments to R$2.4 million in 2019 compared to R$373.8 million in 2018, (iii) an increase in salaries and wages of R$113.6 million in 2019 due to higher bonus and profit sharing provisions compared to a reduction of R$2.3 million in 2018 and (iv) an increase of R$421.8 million in cash provided by air traffic liability, compared to R$322.4 million in 2018, mostly due to the growth of the company.
Net Cash Used In Investing Activities
Net cash used in investing activities was R$403.8 million in 2020, compared to net cash used in investing activities of R$1,186.8 million in 2019. The decrease in cash used in investing activities is mostly related to the decrease in the amount spent on acquisitions of property, equipment and intangible assets from R$1,560.4 million in 2019 to R$452.7 million in 2020.
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
Net Cash Provided By (Used In) Financing Activities
Net cash provided in financing activities was R$933.5 million in 2020, compared to a net cash used in financing activities of R$913.5 million in 2018. The increase in net cash provided by financing activities was mainly due to a reduction of repayment of loans, debentures, and leases, as well as the R$1,745.9 million in convertible debentures raised during 2020.
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
Loans and Financings
As of December 31, 2020, our total debt was R$19,881.3 million, and our total debt including sublease receivables was R$19,568.4 million. Excluding the convertible debentures, total debt was R$17,148.7 million as of December 31, 2020, a 11.8% increase compared to December 31, 2019.

The following tables set forth our short-term and long-term loans and financing as of December 31, 2020 and 2019:

	At December 31,
	2020	2019
	(in thousands of reais)
Short-Term Debt
Local currency	473,853	289,676
Foreign currency (U.S. Dollars)	369,189	174,712
Lease liabilities	2,272,349	1,585,233
Senior Notes	15,289	16,839
Total short-term debt	3,130,680	2,066,460
Long-Term Debt
Local Currency	1,145,408	604,366
Foreign currency (U.S. Dollars)	3,295,754	820,047
Lease liabilities	10,248,463	10,521,388
Senior Notes	2,061,021	1,612,516
Total long-term debt	16,750,646	13,558,317
Total loans and financing	19,881,326	15,624,777
 The following table sets forth the financial charges and balances of our aircraft and non-aircraft debt as of the periods indicated:

			As of December 31,
	Financial Charges		2020	2019

Aircraft financing(1)
In local currency (R$)	6.0% to 6.5%, Selic + 2.8% to 5.5% TJLP + 5%	Monthly repayment	151,876	164,280
In foreign currency (U.S.$)(1)	4.7% to 6.,0%, Libor 3M + 2.4% to 2.9% Libor 6M + 2%	Monthly, quarterly and semi-annual repayment	1,084,705	896,232
Non-aircraft financing:
In foreign currency (U.S.$)	1% to 5.9%	Monthly, quarterly, semi-annual and bullet payment	2,236,844	1,727,882
In local currency (R$)	5.0% to 10.7%, CDI + 2% to 6% TJLP + 5%	Monthly, quarterly and semi-annual repayment and monthly repayment after grace period of 20 months	776,481	37,355
Debentures (R$)	CDI + 3%	Quarterly	690,904	692,407
Convertible debenture (R$)	6.0% to 7.5%	Semi-annual payment	2,419,704	—
			7,360,514	3,518,156

(1)	Aircraft financing includes lease liabilities and financing agreements with respect to our aircraft, flight simulators and related equipment.
As of December 31, 2020, we had assets and equipment with a carrying value of R$388 million pledged as security under our loans and financing.
As of December 31, 2020, we had 158 aircraft under operating leases with an aggregate balance of R$11,663.1 million and 17 aircraft held under finance leases and loans, with an aggregate outstanding balance of R$800.4 million, with the underlying aircraft serving as security. Of our contractual fleet of 192 aircraft, 13 aircraft were subleased to TAP and one aircraft was subleased to Breeze as of December 31, 2020. Our non-aircraft secured loans, aircraft finance leases and aircraft debt financing contain customary covenants and restrictions, such as default in case of change of control and termination, or non-renewal of the agreement.

Capital Expenditures
Our gross capital expenditures (acquisitions of property, equipment and intangibles) for the years ended December 31, 2020, 2019 and 2018, totaled R$452.7 million, R$1,560.4 million and R$1,186.6 million, respectively. Most of these expenditures are related to the acquisition of new aircraft, engines, engine overhaul and aircraft equipment such as spare parts. Other capital expenditures include IT systems and facilities.
Capital expenditures decreased compared to the previous year as a result of the impact of the spread of COVID-19 on demand for air travel in the regions we operate. We typically hold our aircraft under operating leases, finance leases or aircraft loans. Although we believe financing should be available for all of our future aircraft deliveries, we cannot assure you that we will be able to secure them on terms attractive to us, if at all. To the extent we cannot secure these and other financing, we may be required to modify our aircraft acquisition plans or incur higher than anticipated financing costs. We expect to meet our operating obligations as they become due through available cash, internally generated funds and credit lines. We believe that our cash provided by operations and our ability to obtain financing (including through finance leases and aircraft debt-financing), by already approved lines of credit with financial institutions, as well as our ability to obtain operating leases and issue debentures in the Brazilian capital market, will enable us to honor our current contractual and financial commitments.
For additional information relating to our commitments for future acquisition of aircraft, see “Note 30. Commitments” to our audited consolidated financial statements.
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
For the past three years, we have not had any research and development policies in effect.
D.    Trend Information
While we have experienced economic crises in the past, and our management remains committed to achieving its long-term targets, we cannot at this point assure you to what extent the spread of the COVID-19 pandemic and measures to attempt to contain it will affect us in the near term.
As the COVID-19 pandemic continues to evolve, our priority is the health and safety of our crewmembers and customers. We continue to take immediate action to reduce our costs to reflect the slowdown we are seeing in the Brazilian economy while preserving our cash position.
The extent of the impact of the COVID-19 pandemic on our operational and financial performance will depend on future developments, including the duration and spread of the outbreak, related travel advisories and restrictions and the impact of the COVID-19 pandemic on overall demand for air travel, all of which are highly uncertain and cannot be predicted.
We believe that our business model and strong cash position and balance will enable us to continue to weather the economic impact of the COVID-19 pandemic. Although we cannot predict how quickly air travel will recover from the economic impact caused by the COVID-19 pandemic, prior unexpected demand shocks have been followed by quick recoveries in air travel. Also, in the long-term, we believe that demand for passenger aircraft travel in the markets we serve will continue to grow as travel remains underpenetrated in Brazil compared to other developed economies. Under normal economic conditions, we believe there is a strong growth opportunity in airline service on routes not served by us or underserved routes among larger, medium-sized, and regional cities in Brazil. In addition, we believe there is an opportunity to leverage our domestic network connectivity by serving additional select international destinations. For a discussion of the impact of the COVID-19 pandemic on our business, see “ Item 3.D. Risk Factors—A pandemic or the widespread outbreak of contagious illnesses can have a material adverse effect on our business and results of operations.”

Since the start of the COVID -19 pandemic, carriers such as ourselves have seen a significant decrease in passenger and cargo revenue resulting from a significant decrease in flights in Brazil and internationally. Due to the uncertainties associated with the COVID-19 pandemic and the indeterminate length of time it will affect the air transportation industry, we have taken certain proactive measures to secure our liquidity position including renegotiating the terms of agreements with our aircraft lessors, our Brazilian and international creditors, our employees and their unions and with international airport and regulatory authorities. As we have indicated in our public statements, our focus now is to take advantage of our competitive position and optimize it for the post COVID-19 pandemic world so that we can become even more efficient, flexible and in a better position to explore future opportunities.
We have suspended all guidance for 2021 in light of the uncertainty due to the COVID-19 pandemic that is affecting the demand for air traffic and the uncertainties on the vaccinations in Brazil.
In 2020, we received notices of default with respect to certain aircraft leases. We have negotiated with the relevant counter parties and reached what we believe to be satisfactory arrangements with respect to each of such leases.
In May 2020, we obtained waivers from one of our creditors of certain rights provided for in an agreement relating to third party maintenance payments, regarding the non-compliance of covenants through the end of January 2021. In addition, in August 2020, we entered into a forbearance agreement with such creditor, also valid through the end of January 2021. On March 31, 2021, we obtained additional waivers under that agreement, which was also amended as of that date to provide, among other things, for a new principal repayment schedule.
E.    Off-Balance Sheet Arrangements
In connection with the full retroactive adoption of IFRS 16 – Leases, we do not have off-balance sheet arrangements, as as our operating lease obligations are now reflected in our financial statements.
F.    Tabular Disclosure of Contractual Obligations
Our non-cancellable contractual obligations (in thousands of R$) as of December 31, 2020 included the following:

	2021	2022-2023	2024-2026	>2026	Total
	Less than 1 year	1 to 2 years	3 to 5 years	More than 5 years
	(in thousands of R$)
Commitments for future aircraft acquisition	1,941,843	1,420,908	4,518,189	2,292,894	10,173,834
Lease liabilities	2,160,088	4,391,625	3,741,633	2,227,466	12,520,812
Non-aircraft loans	592,820	303,198	2,076,020	—	2,972,038
Debentures	—	677,569	2,433,055	—	3,110,624
Aircraft loans	186,800	671,378	321,066	14,560	1,193,804
Interest payable on bonds	282,387	626,599	356,799	1,179	1,266,964
Interest on lease liabilities	338,092	2,456,948	5,619,078	6,233,640	14,647,758
Total	5,502,030	10,548,225	19,065,840	10,769,739	45.884.834
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
Currently, our board of directors is composed of 11 members, elected in accordance with the Shareholders’ Agreement, three of whom were appointed by TRIP’s former shareholders, one of whom was appointed by Calfinco and the remainder were appointed by David Neeleman. On April 29, 2021, nine current members were reelected and two new members were appointed to our board of directors. One director was appointed by Calfinco (Mr. Patrick Wayne Quayle), replacing Calfinco’s previous apointee, and one director was appointed by David Neeleman (Mr. Peter Allan Otto Seligmann, an ESG specialist). Ten members of our board of directors are independent members, according to the regulations of the Level 2 segment of B3.
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

In 2020, we paid our board of directors a fixed aggregate compensation amount totaling approximately R$2.8 million for services rendered. The members of our board of directors are also granted stock-based compensation as a long-term incentive, see “Item 6.B. Management Compensation—Stock-Based Incentive Plans.” In addition, as a benefit, our directors receive passenger tickets on our flights.
As of December 31, 2020, we do not have any contractual arrangements, insurance policies or other instruments structuring compensation or indemnification mechanisms for our directors in the event of dismissal or retirement.
The table below sets forth the name, title, election date, expiration date of the term of office, and the date of birth of each of the current members of our board of directors:

Name	Title	Election Date (1)	Mandate Term	Date of Birth

David Neeleman	Chairman	April 29, 2021	April 28, 2023	October 16, 1959
José Mario Caprioli dos Santos	Independent Member(2)	April 29, 2021	April 28, 2023	July 11, 1971
Sérgio Eraldo de Salles Pinto	Independent Member(2)	April 29, 2021	April 28, 2023	September 24, 1964
Carolyn Luther Trabuco	Independent Member(2)	April 29, 2021	April 28, 2023	April 15, 1969
Gelson Pizzirani	Independent Member(2)	April 29, 2021	April 28, 2023	July 18, 1951
Renan Chieppe(3)	Independent Member(2)	April 29, 2021	April 28, 2023	April 6, 1962
Decio Luiz Chieppe(3)	Independent Member(2)	April 29, 2021	April 28, 2023	May 14, 1960
Michael Lazarus	Independent Member(2)	April 29, 2021	April 28, 2023	May 20, 1955
Gilberto de Almeida Peralta	Independent Member(2)	April 29, 2021	April 28, 2023	May 3, 1957
Peter Allan Otto Seligmann	Independent Member(2)	April 29, 2021	April 28, 2023	September 30, 1950
Patrick Wayne Quayle	Independent Member(2)	April 29, 2021	April 28, 2023	November 22, 1978

(1)	Refers to date of most recent election.
(2)	Independent according to the regulations of the Level 2 segment of B3.
(3)	Renan Chieppe and Decio Luiz Chieppe are relatives.
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
José Mario Caprioli dos Santos is an independent board member (according to the regulations of the Level 2 segment of B3) and has been a member of our board of directors since August 15, 2012. Mr. Caprioli was our Chief Operating Officer from August 15, 2012 to February 18, 2014 and he was also our Institutional Relations Officer from February 18, 2014 to March 9, 2020. Mr. Caprioli was the founder of TRIP, where he served as the Chief Executive Officer from 1998 until February 2013. Mr. Caprioli holds a bachelor’s degree in business administration from Pontifícia Universidade Católica de Campinas. He also attended a specialization course on public transportation at Universidade de Campinas and a capital markets program at Columbia University.

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

Peter Allan Otto Seligmann has been an independent member (according to the regulations of the Level 2 segment of B3) of our board of directors since April 29, 2021. He is the CEO and co-founder of Nia Tero, a joint venture of the Emerson Collective, the MacArthur Foundation, the Mulago Foundation and Conservation International. Nia Tero works alongside Indigenous peoples and local communities in securing their rights, cultures, and well-being through agreements that secure the vitality of their oceans and lands. He is also the Chairman of the Board, and former CEO, of Conservation International (CI), a global nonprofit organization he co-founded in 1987. Peter is a Director at First Eagle Holdings, Inc. He is a member of the Council on Foreign Relations, serves on the board of the Mulago Foundation, and served on the Coca-Cola Company’s International Advisory Committee from 2011 to 2014. Peter was also named to the Enterprise for the America’s Board by President Clinton in 2000. Peter holds a Master of Science in Forestry and Environmental Science from Yale University and a Bachelor of Science in Wildlife Ecology from Rutgers University. Peter has Honorary Doctorates in Science from Michigan State University and Rutgers University.
Patrick Wayne Quayle has been an independent member (according to the regulations of the Level 2 segment of B3) of our board of directors since April 29, 2021. As United’s vice president of international network and alliances, Patrick is a Vice President, International Network and Alliances of United Airlines. Patrick previously served as managing director of international planning at American Airlines. He also served as managing director of network and fleet strategy for American. Patrick began his career in network planning at Continental Airlines. Patrick was named as one of the top 40 under 40 individuals in Crain’s Chicago Business. He received a Bachelor of Arts in political science from Rice University, and his MBA from University of Bath in Bath, U.K.
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
The table below indicates the name, title, date of birth and date of election of each of the current members of our board of executive officers:

Name	Title	Election Date	Mandate Term	Date of Birth

John Peter Rodgerson	Chief Executive Officer	January 11, 2021	January 10, 2023	June 11, 1976
Antonio Flavio Torres Martins Costa	Chief Operating Officer	March 9, 2020	March 9, 2022	August 28, 1951
Alexandre Wagner Malfitani	Chief Financial Officer Investor Relations Officer	January 11, 2021	January 10, 2023	August 21, 1972
Abhi Manoj Shah	Chief Revenue Officer	January 11, 2021	January 10, 2023	September 27, 1978

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
Fiscal Council
Pursuant to Brazilian corporate law, a fiscal council is a corporate body independent from a company’s management and independent auditors. A fiscal council may be either permanent or non-permanent. Although we have not elected any fiscal council members as of December 31, 2020, we currently have a non-permanent fiscal council as required by law, which may be installed at any time at the request of shareholders, as described below. If installed, the primary responsibilities of our fiscal council would include monitoring management activities, reviewing our financial statements each quarter, and reporting its findings to our shareholders. If installed, fiscal council members would be entitled to annual compensation in the form of a fixed salary.
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
The aggregate compensation expense incurred to our directors, executive officers and officers in the years ended December 31, 2020, 2019 and 2018 was R$66.8 million, R$58.6 million and R$45.0 million, respectively, including stock options.
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
As of December 31, 2020, we have 389,430 outstanding shares under this stock option plan.

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
•    On July 6, 2017, our compensation committee approved the fourth share-based program, authorizing 680,467 options. The strike price under this program is R$22.57
As of December 31, 2020, we have 1,894,170 outstanding shares under this second stock option plan.
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

The table below shows, as of December 31, 2020 the total number of stock options granted to all beneficiaries, and the number of options that have already vested, in each case after accounting for the stock splits carried out subsequent to the date of grant:

Stock Option Plans	Total Number/ Amount of Stock Options Granted	Number of Stock Options Outstanding

First Stock Option Plan
First Program	5,032,800	296,470
Second Program	1,572,000	84,000
Third Program	656,000	8,960
Second Stock Option Plan
First Program	2,169,122	786,197
Second Program	627,810	231,638
Third Program	820,250	385,980
Fourth Program	680,467	490,355
Third Stock Option Plan
First Program	9,343,510	3,824,610
Restricted Share Units
On June 30, 2014, we also established our restricted share units, or RSUs, plan. Under the restricted share units plan, the participants were granted a fixed monetary amount which would be converted into a quantity of restricted preferred shares equal to the monetary value in the event of an IPO. The restricted share granted to each beneficiary under the plan vests in four equal annual installments. As of the pricing of our initial public offering, the beneficiaries became vested in the restricted shares. Prior to our initial public offering, at the end of each year of the vesting period, we paid the beneficiaries in cash the portion corresponding to the value of the restricted shares already vested, at fair value and without any additions. In 2018, 2019 and 2020, 299,659, 260,451 and 244,947 restricted shares were transferred to the beneficiaries of the plan, respectively.
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
Our second restricted share units plan was approved at the Extraordinary General Meeting held on June 19, 2020. According to its provisions, the Beneficiaries are qualified to receive the restricted share units that are the object of the plan. In addition, this plan should contemplate the annual granting of up to 0.50% of the preferred shares issued by the Company in 2020, and 0.20% in the following years.
The first program of the second restricted share units plan establishes that 1,382,582 shares will be allocated to the First Program.

The table below shows, as of December 31, 2020, the total number of RSUs and the number of RSUs that have been granted and outstanding:

RSU Plan	Total RSUs Granted	Total RSUs Outstanding	Fair Value as of Grant Date
			(in reais)
First Program	487,670	3,967	R$ 21.00
Second Program	294,286	4,047	R$ 21.00
Third Program	367,184	7,722	R$ 21.00
Fourth Program	285,064	59,080	R$ 24.17
Fifth Program	291,609	129,860	R$ 24.43
Sixth Program	170,000	115,774	R$ 51.65
Seventh Program	1,382,582	1,332,555	R$ 21.80
Virtual Stock Option Plan
On August 7, 2018 and on April 30, our Board of Directors approved the Virtual Stock Option Plan, or the Phantom Shares and the Second Virtual Stock Option Plan, or the Second Phantom Shares Plan, respectively. These plans consist of a remuneration in cash, as there is no effective trading of the shares. There will be no issuance and/or delivery of shares for settlement of the plan. A liability to us is recorded monthly, based on the fair value of the Phantom Shares granted and the vesting period of such Phantom Shares, with an offsetting entry in the statement of income (loss). The fair value of this liability is reviewed and updated for each reporting period, in accordance with the change in the fair value of the benefit granted.
The options issued under each program of the Phantom Shares require a vesting period between 3 and 4 years. The options have an 8-year life and the exercise price shall be equal to the lowest stock price traded in the stock market during the 30 trading sessions prior to the options grant approval by our Compensation Committee. Expected volatility has been calculated based on historical volatility of airline shares listed on stock exchanges in Brazil and Latin America.

Virtual Stock Option Plan	Total Options Granted	Total Options Outstanding

First Program	707,400	89,674
Second Program	405,000	14,201
First Program – Second Plan	3,250,000	3,167,765
Second Program – Second Plan	1,600,000	1,585,401
Directors’ and Officers’ Insurance
Our directors and officers have been covered by liability insurance since our inception. Our current directors’ and officers’ insurance policy, which we entered into on March 17, 2021, is provided by Starr International Brasil Seguradora S/A and coverage is in place as of February, 11, 2020. This policy covers damages or costs in the event our directors or officers suffer losses as a result of a lawsuit for alleged wrongful misconduct while acting in their capacity as directors or officers. The current policy expires on March 17, 2022 and we plan to renew it on such date. See “Item 7.B. Related Party Transactions—Arrangements with Directors and Officers.”
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

Audit Committee
Our audit committee is composed of three members who are elected by our board of directors and the majority of which must be independent members. According to our bylaws, at least two members of our audit committee shall be independent members of our board of directors. The members shall be appointed for a two-year term of office, being permitted reelection, with a limit of ten consecutive years in office. Upon reaching the ten consecutive year limit, members will become eligible to serve on this committee again after three years from the end of his or her last term of office. The audit committee is responsible for: (i) advising our board of directors regarding the selection of independent auditors, (ii) reviewing the scope of the audit and other services provided by our independent auditors, (iii) evaluating and monitoring related party transactions and (iv) evaluating our internal controls, among other things. The members of our audit committee are Gelson Pizzirani, Gilberto Peralta and Sérgio Eraldo de Salles Pinto (coordinator), all of whom are independent members of the audit committee under applicable SEC and NYSE rules. As of December 31, 2020 all members of our audit committee have either satisfied the independence requirements of the SEC and NYSE applicable to audit committees of foreign private issuers or qualified for an exemption under the applicable rules. At least one member of the audit committee is an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act. The members of our audit committee are entitled to annual compensation in the form of a fixed salary.
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
 Corporate Governance Committee
Our corporate governance committee was created on December 23, 2013 and is composed of three members who are elected by our board of directors. At least two members of the corporate governance committee shall be independent members of the board of directors, according to the regulations of the Level 2 segment of B3. The members of our corporate governance committee are Renan Chieppe, Michael Lazarus (coordinator) and Gelson Pizzirani. Our corporate governance committee’s principal responsibilities include: (i) recommending to the board of directors a set of corporate governance guidelines applicable to us and supervising its enforcement, (ii) reviewing and approving our code of business conduct and ethics (which provides specific rules for the identification and administration of conflicts of interest applicable to all of our employees and our board of directors) on an annual basis, (iii) reviewing and expressing its opinion about potential conflicts of interest among members of the board of directors and us, considering, as applicable, the Regulation and to the Self-Regulatory Code on Mergers and Acquisitions issued by the Brazilian Takeover Panel (Comitê de Aquisições e Fusões), or CAF, or the Panel Code, and (iv) expressing an opinion about (a) the sale or transfer of our fixed assets in amounts, in reais, equivalent to or higher than 3% of the net earnings recorded in our financial statements, converted by the PTAX-800 rate of the day of the transaction, whenever such transactions are outside the ordinary course of business of a company operating in the same industry wherein we operate; (b) any transaction between our shareholders, officers or related parties, their respective spouses, ascendants, relatives up to the third degree, its controlling entities, or persons under common control, on the one side, and us or our subsidiaries, on the other side, whenever such transactions are outside the ordinary course of business of a company operating in the same industry wherein we operate; and (c) contracting any financial obligation not provided for in our or our subsidiaries ‘annual plan or budget, whose amount, in reais, is higher than US$200.0 million, converted by the PTAX-800 rate of the day of the transaction. In relation to these responsibilities, our corporate governance committee is in the process of analyzing and proposing a related party transactions policy to further govern potential conflicts of interests between us and our board of directors. The members of our corporate governance committee are entitled to annual compensation in the form of a fixed salary.

D.    Employees
Overview
We believe that the quality of our employees, whom we refer to as crewmembers, promotes our success and growth potential. We believe we have created a strong service-oriented company culture, which is built around our values of safety, consideration, integrity, passion, innovation and excellence. We are dedicated to carefully selecting, training and maintaining a highly productive workforce of considerate, passionate and friendly people who serve our customers and provide them with what we believe is the best flying experience possible. We reinforce our culture by providing an extensive orientation program for new crewmembers and instill in them the importance of customer service and the need to remain productive and cost efficient. Our crewmembers are empowered to not only meet our customers’ needs and say “yes” to a customer, but to also listen to our customers and solve problems.
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

As of December 31, 2020, we had 12,004 total employees, a reduction of 9% compared to the same period last year. During the year, we adopted several measures to reduce fixed and variable costs, including labor initiatives, such as: (i) hiring freeze for new crewmembers between March and August 2020; (ii) launch of the unpaid leave program, which more than 10,000 crew members adhered to, for periods ranging between 30 and 120 days; (iii) reduction of 50% to 100% in salaries for executive committee members and directors and of 25% for managers between March and July 2020; (iv) reduction of general salary expenses of 65% between March and August 2020, due to adherence to Provisional Executive Order 936/20; and (v) collective bargaining agreement to reduce the working hours of pilots and flight attendants for 18 months, beginning in June 2020, which was suspended at the end of 2020, as a result of an increase in operations in the domestic market.
E.    Share Ownership
As of December 31, 2020, David Neeleman, the chairman of our board of directors and our controlling shareholder, holds directly and indirectly 622,406,638 of our common shares, representing 67% of the common shares of our capital stock, José Mario Caprioli dos Santos, our director, indirectly holds 167,455,107 of our common shares, representing 18% of our capital stock. Decio Luiz Chieppe and Renan Chieppe, our directors, indirectly hold 139,103,313 of our common shares, representing 15% of our capital stock.
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
As of the December 31, 2020, 67.00% of our outstanding common stock was held by one record holder in the United States and approximately 62.04% of our outstanding preferred shares were traded in Brazil and 37.96% of our outstanding preferred shares were held as ADRs.
The following table shows the beneficial ownership of our capital stock following as of December 31, 2020.

Name	Common Shares	Percentage of Outstanding Common Shares	Total Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Capital Stock	Economic Interest

David Neeleman(1)	622,406,638	67.00%	3,853,897	1.16%	49.68%	3.53%
Chieppe family(2)	139,103,313	14.97%	6,060,810	1.83%	11.52%	2.30%
Caprioli family(3)	167,455,107	18.03%	12,170,230	3.67%	14.25%	4.19%
Bozano Group(4)	—	—	8,484,287	2.56%	0.67%	2.47%
Calfinco(5)	—	—	26,995,316	8.14%	2.14%	7.85%
BlackRock Inc	—	—	16,860,744	5.08%	1.34%	4.90%
Capital Research International Group	—	—	16,845,579	5.08%	1.34%	4.90%
Others	—	—	239,892,650	72.33%	19.03%	69.73%
Executive officers and directors(6)	—	—	215,749	0.07%	0.02%	0.06%
Treasury	—	—	265,462	0.08%	0.02%	0.08%
Total	928,965,058	100.00%	331,644,724	100.00%	100.00%	100.00%

(1)
Consists of shares beneficially owned by David Neeleman, founder and controlling shareholder of Azul. The record holders of these shares are David Neeleman and Saleb II Founder 1 LLC. David Neeleman is a U.S. resident and has a domicile in Brazil at Av. Marcos Penteado de Ulhôa Rodrigues, 939, 9th floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, Barueri, 06460-040, São Paulo, Brazil. David Neeleman is our Chairman. The address for Saleb II Founder 1 LLC is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle, Delaware 19801. David Neeleman’s economic interest is 5.3%. David Neeleman, entered into a personal loan in 2019, in the total amount of US$30 million, using part of his Azul preferred shares as collateral. The impact of the COVID-19 pandemic in the markets triggered a margin call on his loan, and given the speed of the developments and the fact that Mr. Neeleman had no liquidity and no other investments in the sector, including TAP and Breeze, there was no time to access other sources of capital. Accordingly, Mr. Neeleman had to sell a portion of his preferred shares to satisfy the margin call on his loan. As a result, on April 14, 2020, the Company announced that David Neeleman’s non-voting position was reduced from 11,432,352 preferred shares, representing 3.47% of this class of shares, to 2,116,004 preferred shares during the month of March 2020 and in December 2020, David Neeleman increased his preferred shares position to 3,853,897 preferred shares and 622,406,638 common shares. Additionally, Mr. Neeleman reaffirmed that he did not actively sell any of his Azul shares.

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

(5)	Consists of shares owned beneficially and of record by Calfinco Caymans Ltd.
(6)	Consists of shares held by Carolyn Luther Trabuco, Sérgio Eraldo de Salles Pinto, and indirectly by John Rodgerson, the sole member of Saleb II Founder 11 LLC, and, as such, holder of voting and dispositive power with respect to the shares held by Saleb II Founder 11 LLC. However, shares held by David Neeleman, Renan Chieppe, Decio Luiz Chieppe and José Mario Caprioli dos Santos are not being reported as being held by executive officers and directors, as they are being reported as held by David Neeleman, the Chieppe family and the Caprioli family, respectively.

United Investment Agreement
On June 26, 2015, we entered into an investment agreement with United pursuant to which it, acting through a subsidiary, acquired 5,421,896 Class C preferred shares representing a 5%, non-voting economic interest in us. Such Class C preferred shares were converted on a one-to-one basis into Class A preferred shares on February 3, 2017, which were then simultaneously renamed “preferred shares” and subsequently subject to a two-for-one stock split on February 23, 2017, resulting in United holding 10,843,792 preferred shares through a subsidiary. Pursuant to this agreement, United has the right to elect one member of our board of directors, so long as it retains at least 50% of the shares it received on the date of its investment or as a result of conversion. United has designated a representative on our board effective as of January 28, 2016. See “Item 6.A. Directors and Senior Management—Board of Directors.” United is a party to our Shareholders’ Agreement, which provides for United’s right to elect one director, so long as they hold at least 50% of the preferred shares resulting from the conversion of Class C preferred shares that were held as of August 3, 2016. For more information, see “Item 6.A. Directors and Senior Management—Board of Directors.” On April 27, 2018, United closed a private preferred share transaction with Hainan to acquire 16,151,524 preferred shares of our company. This transaction increased United´s shareholding in us to 26,995,316 preferred shares, which represents 7.85% of our economic interest.
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
The Company has not distributed dividends for the years ended December 31, 2020, 2019 and 2018.
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
In March 2021, we announced an amendment to the shareholders’ agreement where Hainan is no longer a shareholder of the Company, and therefore HNA has no further rights and obligations under this Agreement and Calfinco US transferred all the rights to Calfinco Cayman.
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
Service Agreements with Águia Branca Participações S.A.
On January 1, 2013, we entered into an agreement with Águia Branca Participações S.A., one of our shareholders, for the sharing of information technology resources during an indefinite period, which was an extension of a similar agreement that TRIP entered into with Águia Branca Participações S.A., and on November 1, 2015, we entered into a services agreement with Águia Branca Participações S.A. for the hosting and use of information technology resources for a 24 month term, which has been renewed for an additional 12 month term. The amounts payable under these agreements are based on the services actually rendered. We paid R$51,359, R$50,118 and R$49,900 in connection with these agreements in 2020, 2019 and 2018, respectively.
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
Strategic Partnership with TAP
As a result of the sale of our indirect stake in TAP and the elimination of the right to convert the senior bonds held by Azul on August 10, 2020, TAP is no longer considered a related party. For additional information regarding this transaction, see “Item 4.B. Business Overview—Strategic Partnerships. Alliances and Commercial Agreements—TAP.”
Sublease of Aircraft to Breeze Airways
On March 2, 2020 our shareholders approved the execution of up to 28 sublease agreements with Breeze Airways, a U.S. start-up airline founded by our controlling shareholder. All E-Jets are expected to be phased out by the end of 2022 and will be subleased at least until the end of the original operating lease term. In December 2020, the first aircraft was delivered according to the sublease agreement signed with Breeze and two more aircraft are scheduled to be delivered in the first quarter of 2021.
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
As of December 31, 2020, we are party to civil claims of various types (deemed “active” under our criteria, which does not consider claims in which agreements were entered into) and we have provisioned a total of R$104.9 million in respect of these civil claims. In addition, we are party to legal proceedings relating to labor law issues of various types we have provisioned a total of R$48.0 million in respect of these labor proceedings.
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

We are subject to several lawsuits filed by the Public Prosecution’s Office which have the potential to affect our business models because the majority of these lawsuits challenges day-to-day aspects of our business, including, but not limited to, plane ticket fares, no-show fees, rescheduling fees, contractual fines and the treatment of individuals with special needs.
We are subject to certain claims related to taxes allegedly payable on imports of aircraft, flight simulators and aircraft parts. We believe, on the advice of counsel, that the chance of loss with respect to these proceedings is possible and have therefore not recorded any provisions in this regard.
As of December 31, 2020, we are also defendants judicial and administrative tax proceedings, in which we have recorded a provision of R$2.9 million for tax proceedings.
We are the defendant in a tax foreclosure filed by the Brazilian federal government to collect air navigation fees relating to the period from January 2014 to March 2014. We posted a judicial bond to cover such debts and have filed its defense, which is still pending judgment. Our attorneys consider that losses with respect to this proceeding are not probable and we have therefore not recorded any provisions in this regard.
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
Additionally, in May 2018, we and Aeroportos Brasil agreed to settle a lawsuit for damages initiated by Aeroportos Brasil in October 2017. This proceeding was related to the noncompliance of contractual obligations in connection with a land concession at Viracopos airport, through which (i) Aeroportos Brasil undertook to level ground and build an ancillary runway, and (ii) Azul undertook to build a hangar and an apron area, as well as to remunerate Aeroportos Brasil for the land concession. According to the settlement, we and Aeroportos Brasil agreed to comply with our respective obligations set forth in the land concession agreement, and Aeroportos Brasil granted a twelve-month grace period for the payments due by us under the land concession agreement. In October 2019, we and Aeroportos Brasil agreed to amendment this agreement to establish that Azul will also be responsible for some activities to concluding the construction of the ancillary runway and other works directly related to them. As a result, Aeroportos Brasil extended the grace period for the beginning of the rental payment of the hangar area for more 17 months, totaling 37 months. We believe that the outcome of the proceedings to which currently we are a party will not, individually or in the aggregate, have a material adverse effect on our financial position, results of operations or cash flows.
Dividend Policy
For information regarding our dividend policy, see “Item 10.F. Dividends and Payment Agents—Dividend Policy.”
B.    Significant Changes
See “Item 4.A. History and Development of the Company.”
ITEM 9.    THE OFFER AND LISTING
A.    Offering and Listing Details
In the United States, our preferred shares trade in the form of ADSs. Our ADSs trades on the NYSE under the symbol “AZUL” and the preferred shares trades on the B3 under the symbol “AZUL4.” As of December 31, 2020 the ADSs represented approximately 32% of our preferred shares and 38% of our current global public float. Our ADSs began trading on the NYSE on April 11, 2017.
On April 29, 2021, the last reported sale price of our preferred shares on the São Paulo Stock Exchange was R$40.19 per share.

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
Not applicable.
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
Organization and Register
We are incorporated as a Brazilian sociedade por ações under the corporate name Azul S.A. Our headquarters are at, Avenida Marcos Penteado de Ulhôa Rodrigues, 939, Edifício Jatobá, 8th floor, Castelo Branco Office Park Tamboré, Barueri, São Paulo, SP 06460-040, Brazil. We are registered with the Board of Trade of the state of São Paulo under corporate registration number, or NIRE, number 35.300.361.130. We have been registered with the CVM as a publicly held corporation since April 7, 2017.
Our preferred shares are listed on the Level 2 segment of B3 since April 11, 2017. This listing requires us to comply with the corporate governance and disclosure rules of the Level 2 segment of B3 as summarized in the “Item 9.C.—Markets.”
Corporate Purpose
The corporate purpose of our company, as stated in our bylaws, is as follows:
•to hold direct or indirect equity interest in other companies of any type whose activities include:
•explore scheduled and non-scheduled air transportation services of passengers, cargo and mailbags, in Brazil and abroad, according to the concessions granted by the relevant authorities;
•explore additional air charter transportation activities for passengers, cargo and mailbags;
•render services of maintenance and repair of own and third-party aircraft, motors, items and parts;
•render services of aircraft hangar;
•render services of runway, flight attendance and aircraft cleaning;
•purchase and lease aircraft and other related assets;
•develop and manage its own customer loyalty program or customer loyalty programs of third parties;
•sell redemption rights regarding awards under the customer loyalty program;
•explore Travel Agency and Tourism businesses; and
•develop other activities that are connected, incidental, additional or related to the above-mentioned activities.
Shareholders’ Agreement
General
On May 25, 2012, our principal shareholder entered into an Investment Agreement with TRIP’s Shareholders (as defined below), which provided TRIP’s Shareholders with certain rights related to the control of our company. On June 26, 2015, the Investment Agreement was amended to include Calfinco, Inc (“Calfinco”), that subscribed new Class C preferred shares issued by us. On February 5, 2016, the Investment Agreement was amended again to include Hainan Airlines Co., Ltd. (“HNA”) that subscribed new Class D preferred shares issued by us (the “Investment Agreement”). On September 1st, 2017, upon completion of our Initial Public Offering of Shares (“IPO”), we, Mr. David Gary Neeleman (“Mr. Neeleman”, TRIP’s former shareholders (“TRIP’s Shareholders”), Calfinco, and HNA entered into a Shareholders’ Agreement as per the provisions of the Investment Agreement (as defined below) with the purpose of assigning each Party certain and specific rights.

On June 2018, we announced a secondary public offering pursuant to which HNA sold 19,379,335 ADSs representing all of HNA’s preferred shares held in our company. The offering price was US$16.15 per ADS and no other shareholder of Azul sold its ADSs or preferred shares in the offering. As a result, Hainan is no longer bound to our Shareholders’ Agreement nor has the right to appoint any members of our board of directors.
For purposes of the discussion below, we refer to (i) Mr. Neeleman and TRIP’s Shareholders together as the Principal Common Shareholders and (ii) Calfinco (previously together with HNA) as the Principal Preferred Shareholders. All common shares held by the Principal Common Shareholders at the date of the Shareholders’ Agreement, or which they may acquire in the future, and all preferred shares held by the Principal Preferred Shareholders at the date of the Shareholders’ Agreement, or which they may acquire in the future, are subject to the Shareholders’ Agreement.
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
•    the total number of directors of our board of directors (except if representation proportional to that which they had before such amendment is guaranteed)
•    the powers of our board of directors; and
•    the rules for calling, installing or reducing powers and other provisions regarding the meetings of our board of directors.
Election of Board Members
As a general rule, pursuant to the Shareholders’ Agreement, a person who has a relationship (including as an investor, manager, executive, employee, consultant or representative) with any of our competitors or their subsidiaries may not serve as a member of our board, unless the competitor or its subsidiary is one of our shareholders or an affiliate of a shareholder.
Election of Board Members by David Neeleman
For so long as TRIP’s former shareholders have the right to elect one or more directors pursuant to the mechanisms described below and subject to Calfinco’s right to appoint members of the board of directors, Mr. Neeleman may appoint the remaining members of the board of directors of the Company along with their alternates, and may dismiss or replace any of those members. In the event that the other holders of common shares or preferred shares exercise their right for multiple vote procedure in the election of members of the board of directors, in accordance with Brazilian corporate law, the number of directors elected by such shareholders shall be deducted from the number of directors that Mr. Neeleman has the right to appoint. Directors nominated by Neeleman shall qualify as Independent Directors, except if the minimum number of Independent Directors have already been reached pursuant to the nominations by the other shareholders.
Furthermore, Mr. Neeleman, any of his permitted transferees or any company controlled by Mr. Neeleman shall abstain from voting in any resolution and from taking part in any decision related to the conversion of TAP bonds into TAP equity securities.
Election of Board Members by TRIP’s Shareholders
The Shareholders’ Agreement provides that all the Principal Common Shareholders and the Principal Preferred Shareholders must vote in favor of electing directors as follows:
•    So long as TRIP’s Shareholders collectively hold at least 20% of our common shares, they may appoint three directors, along with their alternates, and may dismiss or replace any of those three directors;
•    If TRIP’s Shareholders collectively hold at least 10%, but less than 20% of our common shares, they may appoint two directors, along with their alternates, and may dismiss or replace both of those directors; and
•    If TRIP’s Shareholders collectively hold at least 5%, but less than 10% of our common shares, they may appoint one director, plus an alternate, and may dismiss or replace such director.

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
Tag-Along Rights
If Mr. Neeleman intends to sell any of his common shares to a third party, he must give TRIP’s Shareholders an opportunity (i) to participate in the sale on the same terms and (ii) to sell an equivalent amount of common shares so that the proportion of common shares between Mr. Neeleman and TRIP’s Shareholders remains the same. TRIP’s Shareholders must give Mr. Neeleman the same opportunity if they intend to sell any of their common shares.
Rights of First Offer
If Mr. Neeleman intends to sell any common shares in such a manner that, after such sale, the common shares held by Mr. Neeleman come to represent less than 50% plus one of our common shares, in each subsequent sale of common shares, he must first offer those shares to TRIP’s Shareholders before offering them to any third party. His offer to TRIP’s Shareholders must specify the number of common shares he intends to sell, the intended price per share, the payment conditions and any other relevant conditions. TRIP’s Shareholders may then purchase those shares at or above the specified terms, as described in the Shareholders’ Agreement.
If TRIP’s Shareholders wish to sell any of their common shares, they must first offer those shares to Mr. Neeleman before offering them to any third party. Their offer to Mr. Neeleman must specify the number of common shares they intend to sell, the intended price per share, the payment conditions and any other relevant conditions. Mr. Neeleman may then purchase those shares at or above the specified terms.
If either Mr. Neeleman or TRIP’s Shareholders, as the case may be, decline the right of first offer, the seller may pursue for the next sixty (60) days the intended sale to the third party at or above the price originally contemplated. After such period, if Mr. Neeleman or TRIP’s Shareholders still intend to transfer Common Shares, they shall again observe the procedure mentioned above.
 Termination
The Shareholders’ Agreement will remain in effect until the earlier of (a) twenty years as of the date of its execution; or (ii) (b) (i) with respect to TRIP Shareholders rights, until the date when they hold less than 5% of our common shares; and (ii) with respect to the Calfinco rights, until the date when it holds less than fifty percent (50%) of the equivalent number of Preferred Shares into which the Class C Preferred Shares subscribed on June 26, 2015 have been converted into.
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

Our preferred shares have the following additional rights as compared to our common shares:
•    The right to be included in a takeover bid resulting from the Disposal of the Company’s Control under the same conditions and for a price per share equal to seventy-five (75) times the price per common share paid to the Disposing Controlling Shareholder;
•    In case the Company is wound up, capital refund priority over the common shares, in the amount corresponding to the multiplication of the Company’s share capital by the Dividends Distribution to which the preferred shares issued by the Company are entitled to. After the priority refund over the capital for preferred shares and the refund of the capital over the common shares, the preferred shares will have right to refund of amounts equivalent to the multiplication of the remaining assets to which the shareholder is subject to due to the Dividends Distribution that the preferred shares would be entitled to. For the sake of clarification, the amounts paid to preferred shares as priority shall be considered for purposes of the calculation of the total amount to be paid to the preferred shares in case of the Company’s wind up; and
•    The right to receive dividends 75 times greater than the dividends payable on each common share, as described in the section entitled “Item 10.F. Dividends and Payment Agents—Dividend Policy.”
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
This right of withdrawal and reimbursement arises if any of the following matters are decided upon at a shareholders’ meeting:
1.    Creation of a new class of preferred shares or a disproportionate increase in an existing class of preferred shares relative to other classes of shares, unless such action is provided for in or authorized by our bylaws, which, by this date, is not the case;
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
E.    Taxation
The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares, including in the form of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase preferred shares, including in the form of ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as of December 31, 2020, which are subject to change.
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

Law 11,638, dated December 28, 2007, significantly altered Brazilian corporate law in order to align the accounting practices adopted in Brazil, or Brazilian GAAP, more closely with. However, Law 11941, dated May 27, 2009, introduced the Transitory Tax Regime, or RTT, in order to render neutral, from a tax perspective, all the changes provided by Law 11638. Under the RTT, for tax purposes, legal entities should observe the accounting methods and criteria as they were on December 31, 2007. Law 12973, dated May 13, 2014, as amended, abolished the RTT and approved new rules aimed at permanently aligning the Brazilian tax system with IFRS as of January 1, 2015, including with respect to dividend distributions. For the 2014 fiscal year, taxpayers were entitled to elect to adopt the new rules or to continue adopting the RTT.
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
Notwithstanding the provisions of Law 12973/2014, Brazilian tax authorities issued Normative Ruling 1492, dated September 17, 2014, which provided that dividend distributions supported by IFRS profits ascertained in 2014 that exceeded the amount resulting from the adoption of the old Brazilian GAAP would be: (i) subject to withholding income tax based on progressive rates (0% to 27.5%) if paid to Brazilian individuals; (ii) added to the tax base of the corporate tax (IRPJ/CSLL) of the beneficiary if paid to Brazilian companies; (iii) be subject to WHT at a 15% rate if paid to non-residents; or (iv) subject to WHT at a 25% rate if paid to non-residents that are based in blacklisted tax haven jurisdictions. However, this rule would only apply to taxpayers that have not elected to account for the effects of Law 12973/2014 (i.e., taxation based on IFRS standards) for the 2014 fiscal year.
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
The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, the composition of the income and assets of the non-U.S. corporation from time to time and the nature of the activities performed by such non-U.S. corporation. Based on current estimates of our gross income and gross assets, the nature of our business and our current business plans (all of which are subject to change), we do not expect to be classified as a PFIC for our 2020 taxable year and our current taxable year (although the determination cannot be made until the end of such taxable year), and we intend to continue our operations in such a manner that we do not expect to be classified as a PFIC in the foreseeable future. There can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of our assets and income that is characterized as passive under the PFIC rules.
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
Statutory Reserve
Brazilian corporate law allows us to allocate a portion of our net profits to discretionary reserve accounts established in accordance with our bylaws. As of December 31, 2020, we did not have a statutory reserve. If we establish these accounts, the bylaws must indicate the purpose, allotment criteria and maximum amount of the reserve. However, we may not allocate profits to these discretionary reserve accounts if this would affect the payment of the minimum mandatory dividend.

Contingency Reserve
Brazilian corporate law allows us to allocate a percentage of our net income to a contingency reserve for anticipated losses that are deemed probable in future years, if the amount of the losses can be estimated. Any amount so allocated must be reversed in the fiscal year in which any expected loss fails to occur as projected, or charged against in the event that the expected loss occurs. The amounts to be allocated to this reserve must be approved by our shareholders. As of December 31, 2020, we did not have a contingency reserve.
Retained Profit Reserve
Brazilian corporate law allows us to retain a portion of our net income, by a decision of our shareholders, provided that the retention is included in a capital expenditure budget that has been previously approved. The allocation of funds to this reserve cannot jeopardize the payment of the minimum mandatory dividends. As of December 31, 2020, we did not have a retained profit reserve.
Unrealized Profit Reserve
Under Brazilian corporate law, the amount by which the mandatory dividend exceeds the “realized” net income in a given year may be allocated to an unrealized profit reserve account, and the mandatory dividends may be limited to the “realized” portion of the net income. Brazilian corporate law defines “realized” net income as the amount by which net income exceeds the sum of (i) our net positive results, if any, from the equity method of accounting and (ii) the profits, gains or income that will be received by us after the end of the next fiscal year. The unrealized profit reserve can only be used to pay mandatory dividends. Profits recorded in the unrealized profit reserve, if realized and not absorbed by losses in subsequent years, must be added to the next mandatory dividend distributed after the realization. As of December 31, 2020, we did not have an unrealized profit reserve.
Capital Reserves
Our capital reserve consists of the premium reserve, tax incentives, and investment subsidies. Under Brazilian corporate law, capital reserves may only be used (i) to absorb losses that exceed retained earnings and profit reserves, (ii) to fund redemptions, refunds or repurchases of shares, (iii) to redeem founder shares, and (iv) to increase our share capital. As of December 31, 2020, we had R$1,947.9 billion allocated to the capital reserve account.
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
I.    Subsidiary Information
For information on subsidiaries, see “Item 4.E. Organizational Structure” and “Note 1. Operations” to our audited consolidated financial statements as of and for the years ended December 31, 2020, 2019 and 2018 included in “Item 18. Financial Statements” and Exhibit 8.1 to this annual report.

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
We have also implemented policies and procedures to evaluate such risks and approve and monitor our derivative transactions. Our risk management policy was implemented on April 14, 2011 and was revised on March 9, 2020. It is our policy not to participate in any trading of derivatives for speculative purposes. We measure our financial derivative instruments at fair value which is determined using quoted market prices, standard option valuation models or values provided by the counterparty.
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
Interest Rate Risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market interest rates. Our exposure to the risk of changes in market interest rates refers primarily to long-term obligations (including lease liabilities and other financing) subject to variable interest rates. To manage this risk, we engage in interest rate swaps, whereby we agree to exchange, at specified intervals, the difference between the values of fixed and variable interest rates calculated based on the notional principal amount agreed between the parties. As of December 31, 2020, we had interest rate swap contracts designated as hedges and fair value hedges.
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
At December 31, 2020, we did not have any debt indexed to LIBOR maturing after June 2023, which is the date LIBOR rates will cease to be published.
As of December 31, 2020, we had swap contracts to hedge against the effect of fluctuations in interest rates on part of payments for finance leases. During the year ended December 31, 2020, we recognized a total gain from interest hedge transactions in the amount of R$30.9 million.
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
Additionally, as part of our international operations, we maintain offshore bank accounts in U.S. dollars that serve as natural hedges. As of December 31, 2020, we held a U.S. dollar balance of cash and cash equivalents and short-term investments of R$262.3 million. We have derivative financial instruments that were not designated as hedges that included forward foreign currency contracts and foreign currency options.

We constantly monitor the net exposure in foreign currency and evaluate the contracting of hedge transactions to protect the non-operating cash flow, projecting for a maximum period of up to 12 months, and a longer term if deemed appropriate, to minimize its exposure. During the year ended December 31, 2020, we recognized losses on foreign exchange derivative transactions in the amount of R$74.4 million.
Commodity Price Risk
The volatility of aviation fuel prices is one of the most significant market risks for airlines. For the years ended December 31, 2020, 2019 and 2018 aviation fuel accounted for 21.1%, 24.4% and 33.6%, respectively, of our operating expenses, which are linked or denominated in U.S. dollars, are volatile and cannot be predicted with any degree of certainty as they are subject to many global and geopolitical factors. For example, oil prices experienced substantial variances beginning in 2009 and through June 2018. Airlines often use WTI crude or heating oil future contracts to protect their exposure to jet fuel prices. We attempt to mitigate fuel price volatility primarily through derivative financial instruments or a fixed price agreement with BR Distribuidora.
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

			As of December 31, 2020
Risk Factor	Financial Instrument	Risk	Adverse Scenario	Remote Scenario
			(in thousands of R$)

Financing	Interest rate	CDI	(45,937)	(53,593)
Financing	Interest rate	LIBOR	26,310	30,695
Assets	Exchange rate	Euro rate decrease	(213,616)	(427,231)
Liabilities and aircraft leases	Exchange rate	U.S. dollar rate increase	(4,375,952)	(8,751,904)
Aircraft fuel	Cost per liter	HOA	(45,667)	(98,454)
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
The depositary reimburses us for certain expenses we incur in connection with the ADR program. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. In this context, for the year ended December 31, 2020, Citibank N.A. reimbursed us or paid on our behalf approximately US$230,105.
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
The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADSs or to release securities on deposit until all taxes and charges are paid by you. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may be required to fulfill legal obligations.
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

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2020, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements following generally accepted accounting principles, and that our receipts and expenditures are being made only per authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.
Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.  Based on such assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.
On May 14, 2020, we acquired Two Taxi Aereo Ltda (renamed Azul Conecta Ltda). Our management excluded Azul Conecta’s internal controls over financial reporting from its assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2020. Azul Conecta had total assets of R$84.3 million (representing 0.5% of consolidated assets), and an equity of R$64.1 million (representing -0.5 % of consolidated negative equity). Azul Conecta also represents R$14.5 million of net revenue for the year ended December 31, 2020 (representing 0.3% of consolidated net revenue), and representing 0.2% of consolidated net loss, for the year then ended. These amounts were included in our consolidated financial statements for the year ended December 31, 2020.

The effectiveness of our internal control over financial reporting as of December 31, 2020, has been audited by Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm that also audited our consolidated financial statements, as stated in their report included herein.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
It is important to mention that management has not assessed, however, the internal controls over financial reporting of Azul Conecta, waived by the fact that it was acquired during this annual assessment.
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
C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
The Audit Committee of the Azul Board of Directors has adopted a policy of pre-approval of services of the Company’s independent registered public accounting firm. The police provides that the Audit Committee shall pre-approve all audit and non-audit services to be provided to Azul and its subsidiaries and affiliates by its independent auditors. The process by which this is carried out is as follows:
For recurring services, the Audit Committee reviews and pre-approves the independent registered public accounting firm’s annual audit services, comprised by the description of the services along with related fees. The Audit Committee also reviews and pre-approves other classes of recurring services along with the fee thresholds for pre-approved services. In the event that the additional services are required prior to the next scheduled Audit Committee meeting, pre-approvals of additional services must be submitted to the Audit Committed and cannot commence until such approval has been granted.

All of the services in 2020 and 2019 under the Audit Fees, Audit Related Feed and Tax Fees categories below have been approved by the Audit Committee (in thousands of reais):

	Year Ended December,
	2020	2019

Audit Fees(1)	4,395	4,377
Audit-Related Fees(2)	601	95
Tax Fees(3)	—	233
Total	4,996	4,705

(1)	“Audit fees” are the fees billed in connection with the audit of our annual consolidated financial statements, the review of our quarterly financial information, and the statutory audits of subsidiaries.
(2)	“Audit-related fees” refer to services related to the issuance of comfort letters in connection to the convertible debentures in 2020 and agreed upon procedures in 2019.
(3)	“Tax Fees” refer to fees billed in connection with tax compliance services in 2019.
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

NYSE Standards	Our Corporate Governance Practices

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

NYSE Standards	Our Corporate Governance Practices

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10

Code of Business Conduct and Ethics. Our Code of Ethics and Conduct, or the Code, last updated and approved by the Executive Committee and our board of directors on March 09, 2020, sets forth the ethical principles and standards of conduct that guide the businesses and decisions of the Company. The Code contains policies, standards, reporting procedures and other compliance procedures and established the Conduct Committee and Canal Confidencial to provide full transparency to and intensify the dissemination of the Code. The Conduct Committee is responsible for the management of the Code, ensuring its compliance and adequacy to the reality of the business environment of Azul. The Canal Confidencial consists of a direct communications platform that can be used by crewmembers to solve any doubts, obtain clarifications or file reports.

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

4.4.1*
Amendment Nº 2 to the A320 NEO Purchase Agreement dated as of July 20, 2018; Amendment Nº 3 to the A320 NEO Purchase Agreement, dated as of July 20, 2018 (previously filed as Exhibit 4.6.1 to Form 20-F/A (File No. 001-38049) as filed with the SEC on July 18, 2019 and incorporated by reference herein).

4.4.2†**
Amendment Nº 4 to the A320 NEO Purchase Agreement, dated as of December 26, 2019, Amendment Nº 5 to the A320 NEO Purchase Agreement, dated as of December 26, 2019, Amendment Nº 6 to the A320 NEO Purchase Agreement, dated as of August 28, 2020.

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

4.5.2†**	Amendment Nº 5 to Purchase Agreement COM0384-14, dated as of December 14, 2018, Amendment Nº 6 to Purchase Agreement COM0384-14, dated as of November 20, 2019.

4.6†*
Contract for Sale and Other Covenants, dated as of November 28, 2019, between Petrobras Distribuidora S.A. and Azul Linhas Aéreas Brasileiras S.A. (previously filed as Exhibit 4.6 to our annual report on Form 20-F for the year ended December 31, 2019, as filed with the SEC on April 30, 2020 and incorporated by reference herein).

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
Name: Alexandre Wagner Malfitani
Title: Chief Financial Officer
Dated: April 30, 2021

Consolidated Financial Statements
Azul S.A.
December 31, 2020, 2019 and 2018
with Reports of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Azul S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Azul S.A. (the “Company“) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 30, 2021 expressed an unqualified opinion thereon.

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

Maintenance reserve deposits

Description of the Matter
At December 31, 2020, the balance of maintenance reserve deposits totaled R$1,321,646 thousand, as disclosed in Note 10. The Company is contractually committed, under the terms of lease agreements with aircraft lessors, to perform certain maintenance events on the aircraft or to reimburse the lessor based on the actual condition of the airframe, engines and limited life parts.

The recoverability of those deposits is assessed by Management based on the amounts that are expected to be reimbursed at the time of the next maintenance event, as disclosed in Note 4.9.2 to the consolidated financial statements. Amounts determined as non-recoverable are recognized as expenses in the consolidated statement of operations.

Auditing the recoverable maintenance deposits is specially challenging due to the degree of judgment required in estimating the expected time of the next maintenance event to be performed and the applicable expected utilization of the aircraft.

How We Addressed the Matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over maintenance reserve deposits. For example, we tested controls over the Company´s analysis of maintenance reserve deposits recoverability, reconciliation of its balance to the underlying accounting records, as well as related review controls.

To test the recoverability of the maintenance reserve deposits our audit procedures included, among others, confirming maintenance reserve deposit balances for individual contracts with the respective lessors; tracing elements of actual maintenance expenses incurred to supporting documentation; evaluating the Company analysis of the recoverability of the maintenance reserve deposits that includes the assessment of the expected date of the next maintenance event and expected utilization of aircraft; comparing relevant inputs in the Company´s estimate to contractual agreements with the lessors. We also assessed the Company’s disclosures in respect of its maintenance reserve deposits in Notes 4.9.2 and 10 to the consolidated financial statements.

Assessment of the impacts of the COVID-19 pandemic

Description of the Matter
As discussed in Notes 1.2 and 1.3 to the consolidated financial statements, as a result of the effects of COVID-19 global pandemic during the year 2020, the Company and the aviation industry experienced a significant decline in the demand for air transportation services. The Company incurred a net loss of R$10,834,709 thousand in the year ended December 31, 2020, presented a total negative equity (deficit) of R$14,148,750 thousand, and consolidated current liabilities exceeded consolidated current assets by R$4,795,208 thousand as of December 31, 2020. As discussed in the aforementioned notes, management has taken a series of measures to address the situation created by the pandemic and concluded that those measures allow the Company to continue operating and fulfilling its obligations in the normal course of business, and that, therefore, the use of the going concern basis of accounting continues to be applicable for the preparation of the Company’s consolidated financial statements.

Auditing management assessment was complex and required significant auditor judgement, as the judgements and assumptions applied by management in making their assessment include estimating future demand and revenue, the Company access to additional capital and other future market conditions, that are subject to significant estimation uncertainty. Those assumptions and judgements are forward-looking and could be affected by future economic events and market conditions, including the evolution of the pandemic.

How We Addressed the Matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the process of management assessment. For example, we tested controls over the inputs into management financial forecasting model and management review controls over the conclusions reached based on the output of such model.

To test management assessment our audit procedures included, among others, involving our valuation specialists to assist in evaluating the management financial forecasting model and key assumptions; testing the mathematical accuracy of that model; comparing key inputs against historical financial information and records; performing a sensitivity analysis; inspecting support documentation such as lease contract amendments; comparing key inputs in the model to measures taken by management, such as flight network changes; and assessing management application of the relevant accounting framework. We also assessed the Company’s disclosures in Notes 1.2 and 1.3 to the consolidated financial statements.

/s/ ERNST & YOUNG
Auditores Independentes S.S.

We have served as the Company’s auditor since 2009.
São Paulo, Brazil
April 30, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Azul S.A.

Opinion on Internal Control over Financial Reporting

We have audited Azul S.A.’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Azul S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Azul Conecta Ltda. (previously denominated Two Táxi Aéreo Ltda.), which is included in the 2020 consolidated financial statements of the Company and constituted 0.5% and -0.5% of consolidated total assets and consolidated negative equity (deficit), respectively, as of December 31, 2020 and 0.3% and 0.2% of consolidated net revenue and consolidated net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Azul Conecta Ltda.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated April 30, 2021 expressed an unqualified opinion thereon.

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

/s/ ERNST & YOUNG
Auditores Independentes S.S.

São Paulo, Brazil
April 30, 2021

Consolidated statements of financial position
As of December 31, 2020 and 2019
(In thousands of Brazilian reais – R$)

		December 31,
Assets	Note	2020	2019

Current assets

Cash and cash equivalents	5	3,064,815	1,647,880
Short-term investments	6	91,819	62,009
Accounts receivable	7	875,382	1,165,866
Aircraft sublease receivables	8	123,455	75,052
Inventories	9	402,587	260,865
Assets held for sale		—	51,850
Security deposits and maintenance reserves	10	318,460	258,212
Taxes recoverable	11	133,706	139,668
Derivative financial instruments	19	79,216	168,148
Prepaid expenses	12	136,350	139,403
Other current assets		191,633	169,778
Total current assets		5,417,423	4,138,731

Non-current assets

Long-term investments	6	854,462	1,397,699
Aircraft sublease receivables	8	189,482	204,452
Security deposits and maintenance reserves	10	1,235,582	1,393,321
Derivative financial instruments	19	349,093	657,776
Taxes recoverable	11	—	244,601
Prepaid expenses	12	18,192	22,216
Other non-current assets		149,508	497,567
Property and equipment and right of use	14	6,410,447	9,553,643
Intangible assets	15	1,170,268	1,087,484
Total non-current assets		10,377,034	15,058,759

Total assets		15,794,457	19,197,490
The accompanying notes are an integral part of these financial statements.

Consolidated statements of financial position
As of December 31, 2020 and 2019
(In thousands of Brazilian reais – R$)

		December 31,
Liabilities and equity	Note	2020	2019

Current liabilities

Loans and financing	16	858,332	481,227
Lease liabilities	17	2,272,349	1,585,233
Accounts payable	18	2,238,668	1,376,850
Accounts payable – supplier finance		157,801	249,727
Air traffic liability	20	2,488,872	2,094,254
Reimbursement to customers		221,342	—
Salaries, wages and benefits		400,371	357,571
Insurance premiums payable		52,427	49,938
Taxes payable		55,260	49,060
Federal tax installment payment program		13,358	13,480
Derivative financial instruments	19	173,769	81,196
Provisions	21	853,810	323,441
Other current liabilities		426,272	200,043
Total current liabilities		10,212,631	6,862,020

Non-current liabilities

Loans and financing	16	6,502,182	3,036,929
Lease liabilities	17	10,248,463	10,521,388
Accounts payable	18	323,059	—
Derivative financial instruments	19	247,265	228,994
Deferred income tax and social contribution	13	—	242,516
Federal tax installment payment program		108,519	119,300
Provisions	21	1,988,665	1,489,911
Other non-current liabilities		312,423	215,606
Total non-current liabilities		19,730,576	15,854,644

Equity	23

Issued capital		2,246,367	2,243,215
Advance for future capital increase		20,625	—
Capital reserve		1,947,887	1,928,830
Treasury shares		(13,182)	(15,565)
Other comprehensive income		655	(159,261)
Accumulated losses		(18,351,102)	(7,516,393)
		(14,148,750)	(3,519,174)
Total liabilities and equity		15,794,457	19,197,490
The accompanying notes are an integral part of these financial statements.

Consolidated statements of operations
Years ended December 31, 2020, 2019 and 2018
(In thousands of Brazilian reais – R$, except basic and diluted loss per share)

		Years ended December 31,
	Note	2020	2019	2018

Passenger revenue		5,039,607	10,907,889	8,670,132
Cargo and other revenue		704,519	534,428	386,932
Net revenue	26	5,744,126	11,442,317	9,057,064

Aircraft fuel		(1,508,750)	(3,085,603)	(2,644,261)
Salaries, wages and benefits		(1,426,637)	(1,868,402)	(1,413,017)
Landing fees		(465,606)	(724,971)	(592,100)
Traffic and customer servicing		(288,327)	(476,481)	(395,394)
Sales and marketing		(329,829)	(444,079)	(368,663)
Maintenance materials and repairs		(464,566)	(354,105)	(250,105)
Depreciation and amortization		(1,805,553)	(1,622,352)	(1,284,050)
Impairment		757,554	(2,897,333)	—
Other operating expenses, net		(1,611,493)	(1,164,391)	(915,850)
		(7,143,207)	(12,637,717)	(7,863,440)

Operating profit (loss)		(1,399,081)	(1,195,400)	1,193,624

Financial income	27	60,298	72,071	74,522
Financial expenses	27	(3,269,941)	(1,329,524)	(1,094,828)
Derivative financial instruments	19	(1,452,116)	325,452	298,094
Foreign currency exchange, net	27	(4,302,540)	(391,905)	(1,306,063)
		(8,964,299)	(1,323,906)	(2,028,275)

Result from related party transactions, net		(713,834)	(16,959)	381,725

Loss before income tax and social contribution		(11,077,214)	(2,536,265)	(452,926)

Current income tax and social contribution	13	(11)	(2,228)	(11,224)
Deferred income tax and social contribution	13	242,516	135,407	(171,581)

Loss for the year		(10,834,709)	(2,403,086)	(635,731)

Basic loss per common share – R$	24	(0.42)	(0.09)	(0.03)
Diluted loss per common share – R$	24	(0.42)	(0.09)	(0.03)
Basic loss per preferred share – R$	24	(31.67)	(7.05)	(1.88)
Diluted loss per preferred share – R$	24	(31.67)	(7.05)	(1.88)
The accompanying notes are an integral part of these financial statements.

Consolidated statements of comprehensive loss
Years ended December 31, 2020, 2019 and 2018
(In thousands of Brazilian reais – R$, except basic and diluted loss per share)

		Years ended December 31,
	Note	2020	2019	2018

Loss for the year		(10,834,709)	(2,403,086)	(635,731)
Other comprehensive income that may be reclassified to profit or loss in subsequent years:
Cash flows hedges	19	159,261	(5,292)	(139,281)
Post-employment benefit	21	655	—	—
Total comprehensive income for the year		(10,674,793)	(2,408,378)	(775,012)
The accompanying notes are an integral part of these financial statements.

Consolidated statements of changes in equity
Years ended December 31, 2020, 2019 and 2018
(In thousands of Brazilian reais – R$, except basic and diluted loss per share)

	Note	Issued capital	Advance for future capital increase	Treasury shares	Capital reserve	Other comprehensive income	Accumulated losses	Total

At December 31, 2017		2,163,377	—	(2,745)	1,898,926	(14,688)	(4,477,576)	(432,706)

Loss for the year		—	—	—	—	—	(635,731)	(635,731)
Cash flow hedge	19	—	—	—	—	(139,281)	—	(139,281)

Total comprehensive loss		—	—	—	—	(139,281)	(635,731)	(775,012)

Share buyback	23	—	—	(12,179)	—	—	—	(12,179)
Share-based payment		46,038	—	4,374	19,447	—	—	69,859

At December 31, 2018		2,209,415	—	(10,550)	1,918,373	(153,969)	(5,113,307)	(1,150,038)

Loss for the year		—	—	—	—	—	(2,403,086)	(2,403,086)
Cash flow hedge	19	—	—	—	—	(5,292)	—	(5,292)

Total comprehensive loss		—	—	—	—	(5,292)	(2,403,086)	(2,408,378)

Share buyback	23	—	—	(12,853)	—	—	—	(12,853)
Share-based payment		33,800	—	7,838	10,457	—	—	52,095

At December 31, 2019		2,243,215	—	(15,565)	1,928,830	(159,261)	(7,516,393)	(3,519,174)

Loss for the year		—	—	—	—	—	(10,834,709)	(10,834,709)
Post-employment benefit	21	—	—	—	—	655	—	655
Cash flow hedge	19	—	—	—	—	159,261	—	159,261

Total comprehensive loss		—	—	—	—	159,916	(10,834,709)	(10,674,793)

Share-based payment		3,152	20,625	2,383	19,057	—	—	45,217

At December 31, 2020		2,246,367	20,625	(13,182)	1,947,887	655	(18,351,102)	(14,148,750)
The accompanying notes are an integral part of these financial statements

Consolidated statements of cash flow
Years ended December 31, 2020, 2019 and 2018
(In thousands of Brazilian reais – R$, except basic and diluted loss per share)

	Years ended December 31,
	2020	2019	2018

Cash flows from operating activities
Loss for the year	(10,834,709)	(2,403,086)	(635,731)
Reconciliation of non-cash items
Depreciation and amortization	1,805,553	1,622,352	1,284,050
Impairment of assets and onerous liabilities	(757,554)	2,897,333	—
Unrealized derivative results	2,207,470	(367,753)	(298,799)
Share-based payment	22,909	17,239	17,851
Exchange differences, net	4,040,946	448,901	1,243,882
Interest (income) expenses on assets and liabilities	2,166,133	1,082,256	866,895
Related parties	687,531	(3,241)	76,949
Deferred income tax and social contribution	(242,516)	(135,407)	171,581
Provision for loss on maintenance reverses	419,843	8,417	31,132
Provisions	281,479	68,814	78,866
Sale and Leaseback	(16,224)	—	—
Result from modification of lease contracts	(902,888)	—	—
Proceeds from sale and/or disposal of property and equipment and intangible assets	621,415	106,914	246,069
Net adjusted profit (loss)	(500,612)	3,342,739	3,082,745
Change in operating assets and liabilities
Accounts receivable	341,759	(98,803)	(160,427)
Aircraft sublease receivables	69,336	66,899	4,854
Inventories	(44,587)	(78,511)	(53,011)
Security deposits and maintenance reserves	(173,778)	(57,848)	(96,162)
Prepaid expenses	(25,089)	(24,483)	(50,475)
Taxes recoverable	251,962	(15,718)	(170,950)
Other assets	272,718	(103,233)	(210,302)
Rights and obligations with derivatives	(257,021)	(2,412)	(373,831)
Accounts payable	993,546	83,593	245,785
Accounts payable – supplier finance	(249,727)	86,949	162,778
Reimbursement to customers	212,542	4,043	2,232
Salaries, wages and benefits	40,093	113,563	(2,328)
Insurance premiums payable	2,489	14,939	10,588
Taxes payable	4,212	(8,417)	12,581
Federal installment payment program	(9,749)	27,326	(8,722)
Air traffic liability	394,618	421,802	320,178
Provision for tax, civil and labor risks	(116,393)	(93,718)	(62,653)
Other liabilities	250,509	(112,578)	(42,680)
Interest paid	(480,294)	(969,061)	(845,297)
Income tax and social contribution paid	(304)	(2,434)	—
Net cash provided by (used in) operating activities	976,230	2,594,637	1,764,903
Cash flows from investing activities
Short-term investments
Acquisition of short-term investments	(1,471,743)	(1,451,616)	(2,843,002)
Disposal of short-term investments	1,513,613	1,816,862	3,387,015
Loans granted to third parties	—	(51,028)	—
Acquisition of subsidiary, net of cash acquired	(38,713)	—	—
Restricted investments	—	—	5,635
Proceeds from sale of property and equipment	45,670	59,381	363,157
Acquisition of intangible assets	(109,587)	(132,454)	(100,204)
Acquisition of property and equipment	(343,073)	(1,427,965)	(1,086,442)
Net cash provided by (used in) investing activities	(403,833)	(1,186,820)	(273,841)
Cash flows from financing activities
Loans and financing
Proceeds	1,936,223	592,312	798,940
Repayment	(192,408)	(174,304)	(915,329)
Lease payment	(834,086)	(1,372,701)	(1,082,239)
Proceeds from sale and leaseback	—	16,276	11,889
Capital increase due to exercise of stock options	23,777	37,767	47,634
Treasury shares	—	(12,853)	(12,179)
Net cash provided by (used in) financing activities	933,506	(913,503)	(1,151,284)
Exchange rate changes on cash and cash equivalents	(88,968)	(15,570)	67,039
Net increase (decrease) in cash and cash equivalents	1,416,935	478,744	406,817
Cash and cash equivalents at beginning of the year	1,647,880	1,169,136	762,319
Cash and equivalents at end of the year	3,064,815	1,647,880	1,169,136
The accompanying notes are an integral part of these financial statements.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
1.    OPERATIONS
Azul S.A. (“Azul” or “Company”) is a corporation governed by its bylaws, by Law No. 6,404/76 and by the corporate governance level 2 listing regulation of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). The Company was incorporated on January 3, 2008, and its core business comprises the operation of regular and non-regular airline passenger services, cargo or mail, passenger charter, provision of maintenance and hangarage services for aircraft, engines, parts and pieces, aircraft acquisition and lease, development of frequent-flyer programs, development of related activities and equity holding in other companies.
The Company carries out its activities through its subsidiaries, mainly Azul Linhas Aéreas Brasileiras S.A. (“ALAB”), which holds authorization from regulatory agencies to operate as an airline.
The Company’s shares are traded on B3 and on the New York Stock Exchange (“NYSE”) under tickers AZUL4 and AZUL, respectively.
The Company is headquartered at Avenida Marcos Penteado de Ulhôa Rodrigues, 939, 9º andar, in the city of Barueri, state of São Paulo, Brazil.
1.1    Shareholding structure
The Company’s shareholding structure at December 31, 2020 is as follows:

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The Company’s shareholding structure and operating activities in which its subsidiaries are engaged at December 31, 2020 and 2019 and changes for the year are as follows:

				% equity interest
				December 31,
Company	Type of investment	Main activity	Country	2020	2019

TudoAzul S.A.	Direct	Loyalty programs	Brazil	100.00%	100.00%
Azul Linhas Aéreas Brasileiras S.A. (ALAB)	Direct	Airline operations	Brazil	100.00%	100.00%
TwoTaxi Aéreo Ltda. (Azul Conecta) (a)	Indirect	Airline operations	Brazil	100.00%	—
ATS Viagens e Turismo Ltda.	Indirect	Package holidays	Brazil	99.90%	99.90%
Fundo Garoupa (b)	Indirect	Exclusive investment fund	Brazil	—	100.00%
Fundo Safira	Indirect	Exclusive investment fund	Brazil	100.00%	100.00%
Cruzeiro Participações S.A	Indirect	Holding of equity interests in other companies	Brazil	99.90%	99.90%
Azul Investments LLP	Indirect	Funding	USA	100.00%	100.00%
Azul SOL LLC	Indirect	Aircraft financing	USA	100.00%	100.00%
Azul Finance LLC	Indirect	Aircraft financing	USA	100.00%	100.00%
Azul Finance 2 LLC	Indirect	Aircraft financing	USA	100.00%	100.00%
Blue Sabiá LLC	Indirect	Aircraft financing	USA	100.00%	100.00%
Canela Investments LLC (Canela)	Indirect	Aircraft financing	USA	100.00%	100.00%
Canela 407 LLC ( c)	Indirect	Aircraft financing	USA	—	100.00%
Canela 429 LLC ( c)	Indirect	Aircraft financing	USA	—	100.00%
Canela Turbo Three LLC	Indirect	Aircraft financing	USA	100.00%	100.00%
Global AzulAirProjects, SGPS, S.A. (Global) (d)	Indirect	Equity holoding in other companies	Portugal	—	45.45%
Daraland S.A. (e)	Indirect	Holding	Uruguay	—	100.00%
Encenta S.A. (Azul Uruguai) (e)	Indirect	Airline operations	Uruguay	—	100.00%
Azul Saíra LLC (f)	Indirect	Aircraft financing	USA	100.00%	—

(a)	Subsidiary acquired on May 14, 2020 (see Note 2).
(b)	Investment fund closed in January 2020.
(c)	Subsidiaries closed in August 2020.
(d)	Divestiture in October 2020.
(e)	Subsidiary closed in December 2020.
(f)	Subsidiary established on December 7, 2020.
On December 7, 2020, the wholly-owned subsidiary of subsidiary ALAB, Azul Saíra, which is a co-lessor in the sublease contract entered with Breeze Airways, was established as detailed in Note 22.6.
1.2.    Impacts of the COVID-19 pandemic
The beginning of 2020 brought a favorable environment to the Company with a good performance of sales and revenues, announcement of the new route to New York, and win of new key customers in the cargo transport. However, beginning March 11, 2020, when the World Health Organization (“WHO”) classified the COVID-19 disease as a “public health emergency of international concern” and declared it a pandemic, a sharp rupture was noted in the global economic activity, unleashing an unprecedented economic crisis.
The speed of spread and contagion of the disease has caused countries around the world, including Brazil, to adopt measures to recommend social distancing, travel restrictions and the closure of borders. As a consequence, the airline industry was one of the first and hardest hit in its operations and results.
In order to face this absolutely challenging scenario, the Company, through its Executive Committee, started to monitor and establish operational and financial strategies to go through this period of crisis until the resumption of operations. The communication of these strategies was made in detail to the public through documents, whether Material News Release or Statements to the Market. The main actions include the following:

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
1.2.1 Resizing of the airline network
One of the first and most important actions taken by Management in response to the economic crisis unleashed by the COVID-19 pandemic was the resizing of its airline network, with reductions in capacity that reached its peak in April 2020. At this moment, the volume of ASKs offered in the domestic market accounted for only 13% of the volume of the same period of 2019, represented by approximately 70 daily flights, and in turn the demand reduced to 11% of the total of the previous year.
Since the beginning of the pandemic, Management has monitored the resumption of demand and managed the offer of flights, reaching in December 2020, in the domestic market, 93% of the volume of ASKs offered in the domestic market in the same period of 2019, while demand corresponded to 91%. According to data from FlightRadar24, Brazil is one of the countries with the highest speed of recovery in the domestic commercial aviation market. During the year, the recovery of demand and supply in the domestic market compared to 2019 developed as shown graphically below:

ASK and RPK evolution 2020 x 2019
123%
121%
85%
13%
17%
25%
30%
42%
49%
68%
84%
93%
126%
120%
79%
11%
15%
23%
28%
39%
48%
65%
86%
91%
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
RPK
ASK

Source: ANAC
The Company's Management continuously monitors all developments related to the COVID-19 pandemic, and will continue to make adjustments to the flight offer, if necessary, prioritizing above all the health and safety of all its crew and customers.
1.2.2 Cost reductions
During the year, the Company adopted several measures to reduce its fixed and variable costs, among which the following stand out:
•Suspension of hiring new crew members in the period between March and August 2020;
•Launch of an unpaid leave program, with the adhesion of more than 10,000 crew members, for periods between 30 and 120 days;
•Reduction of 50% to 100% in salaries for executive committee members and directors and of 25% for managers for the period between March and July 2020;
•Reduction of salary expenses by 65% in the period between March and August 2020, due to adherence to Provisional Executive Order 936/20; and
•Collective labor agreement to reduce the working hours of pilots and flight attendants for 18 months, starting in June 2020, ended at the end of 2020, due to the speed of resumption of operations in the domestic market.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
1.2.3 Strengthening of cash and liquidity
Throughout the year, with the evolution of the pandemic, Management acted to preserve the liquidity in face of the crisis, establishing new agreements with suppliers, bank creditors and lessors, as well as accessing the capital market through issuance of debentures, as highlighted below:
•Postponement of payment of the profit sharing of 2019;
•Negotiation of new payment conditions with suppliers for cash preservation;
•Suspension of business travels and discretionary expenses;
•Negotiation to reduce aircraft parking fees;
•Agreement for postponement the delivery of 59 aircraft model E2;
•Agreement with lessors resulting in a reduction of approximately 77% of the cash outflow for the period between April and December 2020, offset by slightly higher amounts from 2023 and extension of the contractual terms. As from such renegotiations, in accordance with the requirements of IFRS 16 – Leases, these contracts were remeasured and the lease liabilities reduced by R$5,701,928 (see Note 17);
•Renegotiation of the conditions and maturities of debentures and obligations of FINAME; and
•Issuance of debentures convertible into shares in the amount of R$1,745,900 with maturity in 5 years and interest of 7.5% in the first year and 6.0% from the second year, with semiannual settlements.
1.2.4 Support from government and regulators
Since the beginning of the pandemic, state and federal governments and regulators took certain actions in support of airline companies. Among these actions, the following stand out:
•Enactment of Provisional Executive Order No. 925/20, converted into Law No. 14,034/20, which extended the period for rebooking trips to a period of up to 18 months, as well as extended to 12 months, counted from the flight cancellation date, deadline for repayment;
•Change in the deadline for payment of navigation and airport fees;
•Granting of a waiver for canceling slots using the regularity index, in line with a similar decision with other civil aviation organizations and authorities; and
•Extension by 120 days to renew the qualifications of the technical crew.
1.2.5 Support to the society and care with crew and customers
•Free transportation of health professionals;
•Maximizing the use of the Tapete Azul to avoid agglomerations on boarding;
•Landing organized by rows to avoid crowds within the aircraft;
•Use of a mask by all our crew and daily check of body temperature;
•Distribution of hand sanitizer to our customers;
•Implementation of Honeywell's ultraviolet ray cleaning system in our aircraft; and
•Free transport of vaccines to the cities where we operate.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
1.2.6 COVID-19 impacts on the consolidated financial statements
Taking into consideration the economic scenario and the risks and uncertainties from the impacts of the economic and sanitary crisis unleashed by the COVID-19 pandemic, the following adjustments were recorded during the year:

Description of adjustments		December 31, 2020

Decrease in lease liabilities	(a)	5,701,928
Write-off of right of use (leased property and equipment)	(a)	(4,799,040)
Loss on fair value of conversion right – TAP Bond	(b)	(637,639)
Interest expense on reimbursement to customers	(c)	(8,800)
Effect on profit for the year		256,449

Reclassifications		December 31, 2020

Airline traffic liability	(c)	(212,542)
Obligations with reimbursement to customers	(c)	212,542

(a)
During the year, the Company renegotiated 96% of the aircraft and engine lease contracts. Such renegotiations included the deferral of payments and changes in contractual terms, and as a consequence, it was necessary to apply the requirements for contractual modification contained in IFRS 16 – Leases, which resulted in the reduction of the lease liability and the right-of-use assets, the difference was recognized in the statements of operations for the year.

(b)
On August 10, 2020, as informed at the Extraordinary General Meeting, due to the crisis caused by the COVID-19 pandemic, the Portugal Government's negotiated an aid of €1.2 billion for the airline TAP with the European Commission, conditional upon, among other factors, eliminating the right to convert senior bonds, since they would not be diluted by the Portugal Government's financial contribution. As a consequence, the elimination of the conversion right resulted in a loss recognized in the consolidated statement of operations of R$637,639, recorded under “Result from related party transactions, net”; and

(c)	The amounts corresponding to customer reimbursement obligations, provided for in Law No. 14,034/20, resulting from flight cancellation, were reclassified to the line item of reimbursement to customers, in current liabilities, and subsequently adjusted by the National Consumer Price Index (“INPC”).
1.3.    Capital structure and net working capital
At December 31, 2020, the Company had a negative equity position of R$14,148,750 (R$3,519,174 at December 31, 2019). The variation in the balance is mainly due to the following factors:
•Strong reduction in demand for airline tickets as a result of the COVID-19 pandemic;
•Devaluation of 28.9% of the real against the U.S. dollar, in the year ended December 31, 2020, from R$4.0307 to R$5.1967, which significantly impacted the Company's result through the foreign currency exchange, net expense in the amount of R$4,302,540, recorded in the financial result, and increased fuel, maintenance and interest costs with lease arrangements indexed to foreign currency; and
•Increase in financial expenses due to the issuance of convertible debentures, which, due to the appreciation of the Company's shares, generated an unrealized mark-to-market expenses in connection to the conversion right of R$755,354.
In turn, consolidated net current liabilities increased by R$2,071,919, reaching a negative position of R$4,795,208 at December 31, 2020 (R$2,723,289 at December 31, 2019). The variation in the balance is related to the following factors:
•Significant reduction in the position of accounts receivable due to the social distancing behavior adopted by our customers during the COVID-19 pandemic;
•Increase in obligations to suppliers due mainly to the negotiations carried out by the Company during the crisis; and
•Significant increase in lease obligations, loans, provisions for redelivery and onerous contracts, also impacted by the 28.9% devaluation of the real against the U.S. dollar.
The Company's management has taken several actions to obtain additional sources of liquidity, together with measures to contain non-essential operating expenses and cash outflows.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
Such actions have proven to be efficient to withstand the economic slowdown presented due to the COVID-19 pandemic. Among them, the following stand out: the deferral through the renegotiation of 96% of the contracts that represents lease obligations, renegotiation of financial debts such as debentures and obligations with derivatives and, finally, on November 12, 2020, the Company concluded the process of issuing convertible debentures, raising a total of R$1,745,900, increasing the liquidity and expanding the business, as detailed in Note 16.
Management continuously monitors the effects of the crisis and will continue to adopt measures to strengthen its cash position.
Management also evaluated and concluded that the Company is in a position to continue its operations and comply with its obligations, according to the contracted maturities. This assessment is based on the Company's business plan, approved by the Board of Directors on December 10, 2020, which in turn includes planned future actions, macroeconomic and aviation sector assumptions, such as growth in gross domestic product, exchange rate and fuel price estimation.
Based on this conclusion, these financial statements were prepared based on the principle of going concern.
1.4.    Acceleration of fleet transformation
In the last quarter of 2019, the Company’s management approved the Embraer E195 phase-out plan (“E1”). The objective of the plan was to accelerate the replacement of its entire domestic E2 fleet, allowing the transport of a greater number of passengers with lower operating cost and less environmental impact, especially due to less fuel consumption. On the same date, the Company entered into agreements with the intention to sub-lease the E1 aircraft to other airlines operators. The change in the intended use of the aircraft triggered an impairment review that resulted in the recognition of impairment of these assets of R$2,075,582 and the constitution of an onerous liability of R$821,751 at that time.
The COVID-19 pandemic triggered the postponement of aircraft delivery plans to sub-lessors. It should be noted that the signed letters of intent are still valid. In December 2020, the first aircraft was delivered according to the sublease agreement signed with Breeze Airways, and others units are scheduled to be delivered in 2021.
At December 31, 2020, in the impairment calculation there are 51 aircraft and 4 engines (54 aircraft and 4 engines at December 31, 2019) and considering the updating of the Company's macroeconomic assumptions and business plans, the changes in the provision and the corresponding accounting balances are shown below:
The main assumptions used in the analysis included:
•Sublease revenue;
•Delivery and maintenance costs;
•residual value for own aircraft and under finance lease at the end of sublease contracts;
•Exchange rate;
•Pre-tax discount rate
1.4.1 Breakdown of balances of provision for impairment and onerous liability

	December 31,
Description	2020	2019

Provision for impairment of ROU	(706,614)	(1,351,431)
Provision for impairment of aircraft and engines	(211,062)	(171,050)
Provision for impairment of rotables	(225,797)	(509,725)
Provision for impairment of inventories	(18,334)	(14,784)
Provision for impairment of other assets	(56,741)	(28,592)
Total provision for impairment of Company assets	(1,218,548)	(2,075,582)
Provision for onerous liabilities	(1,340,522)	(821,751)

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
1.4.2 Rollforward of the provision for impairment and onerous liability

Description	Impairment of assets	Onerous liabilities	Total

Balance at December 31, 2019	(2,075,582)	(821,751)	(2,897,333)
Foreign currency exchange	—	(213,280)	(213,280)
Interest expense – adjustment of the provision for onerous liabilities	—	(206,011)	(206,011)
Addtiions of onerous liabilities	—	(362,426)	(362,426)
Consumption of aircraft material and rotables / onerous liabilities	272,006	262,946	534,952
Maintenance reserve	(20,486)	—	(20,486)
Sale of aircraft	13,123	—	13,123
Renegotiation of lease contracts (lease modification)	581,926	—	581,926
Other	10,465	—	10,465
Balance at December 31, 2020	(1,218,548)	(1,340,522)	(2,559,070)
1.5    Seasonality
The Company's operating revenues depend substantially on the general volume of passenger and cargo traffic, which is subject to seasonal changes. Our passenger revenues are generally higher during the summer and winter holidays, in January and July respectively, and in the last two weeks of December, which corresponds to the holiday season. Considering the distribution of fixed costs, this seasonality tends to cause variations in operating results between the quarters of the fiscal year.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
2.    BUSINESS COMBINATION
2.1 Acquisition of Two Táxi Aéreo Ltda.
On May 14, 2020, the Company completed the acquisition of all the shares of Azul Conecta Ltda., previously denominated “Two Táxi Aéreo Ltda”. The transaction was approved without restrictions by the Brazilian Antitrust Authority (“CADE”) on March 27, 2020. On April 30, 2020, through a power of attorney, the Company assumed control of Azul Conecta, therefore, the transfer control occurred before the closing date mentioned above, in accordance with IFRS 3 – Business Combinations.
Azul Conecta offers regular passenger and cargo services to 39 destinations in Brazil, of which only seven were served by Azul. The acquired company also has 14 daily departure and arrival times on the auxiliary runway at the Congonhas airport, the country's main domestic terminal. Its fleet consists of 17 own aircraft, model Cessna Caravan, a single-engine regional turboprop with a capacity for nine passengers.
The total nominal amount of the transaction was R$123,000. Payment will be made in up to 30 monthly installments, ranging from R$3,000 to R$10,000, subject to certain contractual and market conditions, and a final payment of up to R$30 million, which will be kept deposited in a bank account as a guarantee in favor of Company for a specified period.
This acquisition generated goodwill of R$57,446 initially allocated to the line item “Goodwill for expected future profitability” in the consolidated financial statements. The conclusion of the analysis of the fair value of the assets acquired and liabilities assumed will be complete within the period of 12 months following the acquisition.
Azul Conecta contributed revenues of R$14,505 and pre-tax losses of R$25,966 from the acquisition date until December 31, 2020. Had the business combination occurred at the beginning of the year, revenue would have totaled R$35,921 and pre-tax losses would be R$35,881.

Description	Fair value of assets and liabilities

Assets
Cash and cash equivalents	3,971
Accounts receivable	3,637
Inventories	1,624
Taxes recoverable	1,399
Other assets	458
Property and equipment (a)	74,205
85,294
Liabilities
Loans and financing	(16,540)
Accounts payable	(5,764)
Salaries, accruals and payroll charges	(2,707)
Taxes payable	(824)
Provision for tax, civil and labor risks (b)	(1,687)
Other liabilities	(650)
(28,172)
Net assets acquired	57,122
Consideration at present value	114,568
Goodwill for expected future profitability	57,446
Cash flows
Net cash acquired with subsidiary	3,971
Payment	(42,684)
Net cash flow from acquisition	(38,713)

(a)	The Company carried out the fair value measurement of property and equipment based on conditions at the acquisition date. Fair value recognized in this line item amounts to R$56,820.
(b)	The Company recognized R$500 of fair value from possible contingencies.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
3.    DECLARATION OF MANAGEMENT, BASIS FOR PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS
The Company's financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The Company's consolidated financial statements have been prepared based in Brazilian Reais (“R$”) as a functional and presentation currency and are expressed in thousands of reais, unless otherwise indicated, as well as the disclosures of amounts in other currencies, when necessary, have also been made in thousands.
The preparation of the Company's consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities. However, the uncertainty related to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the carrying amount of certain assets and liabilities in future years. The Company reviews its judgments, estimates and assumptions on an ongoing basis.
Management, when preparing these consolidated financial statements, used the following disclosure criteria: (i) regulatory requirements; (ii) relevance and specificity of the information on the Company's operations to users; (iii) informational needs of users of the consolidated financial statements; and (iv) information from other entities participating in the passenger air transport market.
Management confirms that all relevant information specific to the consolidated financial statements, and only such information, is being evidenced and corresponds to that used by Management when carrying out its business management activities.
The consolidated financial statements have been prepared based on the historical cost, except for the following material items recognized in the statements of financial position:
•Short-term investments classified as cash and cash equivalents measured at fair value;
•Short-term investments comprising mainly exclusive investment funds, measured at fair value;
•TAP bonds;
•Right to convert obligations with debentures issued in 2020;
•Derivative financial instruments.
The approval and authorization for the issuance of these consolidated financial statements took place at the Board of Directors' meeting held on April 27, 2021.
4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The significant accounting policies adopted by the Company in the preparation of these consolidated financial statements, which were applied consistently in the comparative years presented, are set out below.
4.1 Consolidation
The consolidated financial statements include information about the Company and its subsidiaries in which Azul held direct or indirect control. Control of a subsidiary is achieved when Azul is exposed, or has rights, to variable returns in such subsidiaries and have the power to influence the investee’s operating and financial decisions.
The financial information of the subsidiaries has been prepared using the same accounting policies as the Company.
All related party assets and liabilities, equity, income, expenses and cash flows related to transactions between related parties are eliminated in full in the consolidation process.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
4.2    Business combinations
The Company accounts for business combinations using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, which is measured at acquisition date fair value. Acquisition-related costs are expensed as incurred.
In the acquisition of a business, Management assesses the assets acquired and liabilities assumed in order to classify and allocate them according to the contractual terms, economic circumstances and relevant conditions at the acquisition date. Goodwill is initially measured as the excess of the consideration transferred over the fair value of the net assets acquired (identifiable assets and liabilities assumed, net). After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to each of the cash-generating units that are expected to benefit from the acquisition.
4.3    Cash and cash equivalents
This group includes cash balances, bank deposits and short-term investments with immediate liquidity, which are readily convertible into a known amount of cash with an insignificant risk of change in value. Financial investments classified in this group are measured at fair value through profit or loss.
4.4    Short-term investments
In the presentation and measurement of financial assets, the Company considers the provisions of IFRS 9 – "Financial Instruments" which determines that financial assets shall be initially measured at fair value less costs directly attributable to their acquisition. In turn, the subsequent measurement is divided into two categories:
4.4.1 Amortized cost
Short-term investments are measured at amortized cost when all the following conditions are met:
•The Company plans to hold the financial asset in to collect cash flows set forth in contract;
•Contractual cash flows represent solely payments of interest and principal (“SPPI”); and
•The Company did not opt for the fair value methodology in order to eliminate measurement inconsistencies named “accounting mismatch”.
4.4.2 Fair value
•Through comprehensive income: short-term investments shall be measured at fair value through comprehensive income when both of the following conditions are met: (i) the Company plans to hold the financial asset to collect cash flows set forth in contract and sell the asset; and (ii) contractual cash flows represent SPPI;
•Through profit or loss: it is considered to be a residual category, i.e. the Company does not plan to hold the financial asset to collect cash flows set forth in contract and/or sell the asset, this shall be measured at fair value through profit or loss.
Financial instruments designated at fair value through profit or loss are designed to eliminate or significantly reduce an accounting mismatch and are therefore measured at fair value.
4.5    Accounts receivable
These are measured based on the invoiced amount, net of expected losses on receivables, and approximate the fair value given their short-term nature. The allowance for expected losses on receivables is measured by applying the simplified approach, through the use of historical data, projecting the expected loss over the life of the contract and no longer based on the historical loss incurred, by segmenting the receivables portfolio into groups that have the same pattern of collection and according to the respective maturities. Additionally, for certain cases, the Company carries out individual analyses to assess the risks of collection of the receivables.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
4.6    Aircraft sublease receivables
The sublease receivable is a transaction whereby the lessee subleases the asset that is the subject of a lease to a third party, thus becoming an intermediate lessor. IFRS 16 – Leases, requires an intermediate lessor to classify the sublease as finance or operating. Considering that the contracts entered into by the Company up to December 31, 2020 cover most of the term of the head lease, these were accounted for as follows:
•Derecognition of the right-of-use assets related to the head lease and recognition of the rights arising from the sublease contracts at present value;
•Recognition of any difference between the right-of-use assets written off and the rights arising from the sublease contract at present value in profit or loss     for the year;
•Maintenance of the lease obligations of the host contract in the statement of financial position;
•Recognition of financial income over the term of the sublease; and
•Recognition of financial expenses relating to obligations of the host lease contract.
4.7    Inventories
Inventory balances mainly comprise materials for maintenance and replacement of parts. Inventories are measured at average acquisition cost plus expenses such as non-recoverable taxes, customs expenses incurred in the acquisition, and expenses with transportation to the warehouse. Expenses with transfers between operational bases are not capitalized, if incurred. Provisions for obsolescence of inventories are recorded for items not expected to be realized.
4.8    Assets held for sale
Assets held for sale are measured at the lower of their carrying amount and fair value, less costs to sell, and are not depreciated or amortized. Such items are only classified under this line item when the sale is highly probable and they are available for immediate sale in their present conditions. At December 31, 2020, the Company did not have items classified in this category. The item previously classified under this line item returned to the operations.
4.9    Security deposits and maintenance reserves
4.9.1 Security deposits
Security deposits are represented by amounts deposited by the Company to the lessors of aircraft, as required at the inception of the lease, as guarantee for the fulfillment of the lease contract. Security deposits are denominated in U.S. dollars, do not bear interest and are not reimbursable at the end of the contracts.
4.9.2 Maintenance reserves
Certain master lease agreements provide that we pay maintenance reserves to aircraft lessors to be held as collateral in advance of the performance of major maintenance activities. Maintenance reserve deposits are reimbursable to us upon completion of the maintenance event in an amount equal to the lower of:
•the amount of the maintenance reserve held by the lessor associated with the specific maintenance event or;
•the costs related to the specific maintenance event.
Substantially all of these maintenance reserve payments are calculated based on a utilization measure, such as flight hours or cycles, and are used solely to collateralize the performance of maintenance by the lessor. At the reporting date we assess whether the maintenance reserve payments required by the master lease agreements are expected to be recovered through the performance of qualifying maintenance on the leased assets. We assess recoverability of amounts currently on deposit with a lessor by comparing them to the amounts that are expected to be reimbursed at the time of the next maintenance event. Maintenance deposits expected to be recovered are held in assets, and the amounts identified as non-recoverable are considered as maintenance costs.
Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
4.10 Income tax and contribution
4.10.1 Current taxes
In Brazil, current taxes comprise corporate income tax (“IRPJ”) and social contribution on profit (“CSLL”), which are calculated monthly based on the taxable profit, after offsetting tax losses carryforward, limited to 30% of the taxable profit. A 15% rate is applied to that base, plus 10% for IRPJ and 9% for CSLL.
The income from foreign subsidiaries is subject to taxation in accordance with the rates and legislation in force. In Brazil such income is taxed in accordance with Law No. 12,973/14.
4.10.2 Deferred taxes
Deferred taxes represent credits and debits on tax losses carryforward, as well as temporary differences between the tax and accounting bases. Deferred tax assets and liabilities are classified as non-current. An impairment loss on these assets is recognized when the Company's internal studies indicate that the future use of these credits is not likely.
Deferred tax assets and liabilities are presented net if there is a legally enforceable right to off-set tax liabilities against tax assets, and if they are related to taxes levied by the same tax authority on the same taxable entity. Therefore, for presentation purposes, balances of tax assets and liabilities, which do not meet the legal criteria for realization, are disclosed separately. Deferred tax assets and liabilities shall be measured at the rates that are expected to be applicable in the period in which the asset is realized or the liability is settled, based on the enacted tax rates at the reporting date. The projections of future taxable profits on tax losses carryforward are prepared based on the business plans and are reviewed and approved annually by the Board of Directors.
On January 1, 2019, the interpretation of IFRIC 23 – Uncertainty over Income Tax Treatments, became effective, addressing the application of recognition and measurement requirements when there is uncertainty over income tax treatments.
The Company analyzed relevant tax decisions of higher courts and whether they conflict in any way with the positions adopted by the Company. For known uncertain tax positions, the Company reviewed the corresponding legal opinions and legal case and did not identify impacts to be recorded, since it concluded that the tax authorities are not likely to accept the positions adopted.
The Company will periodically evaluate the positions assumed in which there are uncertainties about the tax treatment adopted and will set up a provision when applicable.
4.11    Property and equipment
Property and equipment, including rotable components (replacement parts), are stated at acquisition cost. Loan and financing costs are recorded as part of the costs of property and equipment in progress considering the weighted average rate of loans and financing in force at the capitalization date.
Depreciation is calculated according to the estimated economic useful life of each asset using the straight-line method. The estimated economic useful lives, residual values and depreciation methods are reviewed annually and the effects of any changes in estimates are accounted for prospectively.
The carrying amount of property and equipment is tested annually for impairment when facts or changes in circumstances indicate that the carrying amount is greater than the estimated recoverable amount. In turn, the carrying amount of the aircraft is tested for impairment annually, even if there are no circumstances that indicate the existence of impairment.
An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from the continued use of the asset. Any gains or losses arising on the sale or derecognition of an item are determined by the difference between the amount received on the sale and the carrying amount of the asset and are recognized in statement of operations.
The Company receives credits from manufacturers when purchasing certain aircraft and engines, which can be used to pay for maintenance services. These credits are recorded as a reduction of the acquisition cost of the aircraft and related engines.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
Additionally, the Company adopts the following treatment for the groups below:
4.11.1    Lease contracts
IFRS 16 – Leases, establishes the principles for the recognition, measurement, presentation and disclosure of lease transactions and requires lessees to account for all leases in accordance with a single balance sheet model. The standard includes two exemptions from recognition for lessees – leases of “low value” assets and short-term leases, that is, leases with a term of 12 months or less.
At the inception of the lease, the lessee recognizes a liability to make payments (a lease liability) and an asset representing the right to use the underlying asset over the lease term (a right-of-use assets). Lessees must separately recognize interest expense on the lease liability and depreciation expense for the right-of-use assets.
Lessees must also reassess the lease liability in the event of certain events, for example, a change in the lease term, a change in future lease payment flows as a result of a change in an index or rate used to determine such payments. In general, the lessee must recognize the remeasurement amount of the lease liability as an adjustment to the right-of-use assets.
In determining the discount rate, the Company primarily used those contracted in funding operations that took place close to the date of start and/or modification of lease contracts, in the Brazilian and U.S. markets. For operations in the Brazilian market, the Company converted the cost of funding to the equivalent of one transaction in U.S. dollars, adjusting this according to the country risk and the interest rate differential between Brazil and the United States of America. Thus, it was concluded that the built-in inflationary effects are very low, in addition to the fact that 99.4% of the Company's lease transactions are denominated in U.S. dollar.
4.11.2    Sale and leaseback transactions
First, sale and leaseback transactions are analyzed within the scope of IFRS 15 – Revenue from Contracts with Customers, in order to verify whether the performance obligation has been satisfied, and therefore to account for the sale of the asset. If this requirement is not met, it is a financing with the asset given as guarantee.
If the requirements related to the performance obligation set out in IFRS 15 are met, the Company measures a right-of-use assets arising from the sale and leaseback transaction in proportion to the carrying amount of the asset related to the right-of-use assets retained by the Company. Accordingly, only the gains or losses related to the rights transferred to the buyer-lessor are recognized.
4.11.3    Componentization of aircraft
At the receipt and initial recognition of aircraft and/or right-of-use assets, the Company allocates the total cost of the aircraft between five major components; airframe, auxiliary power unit (“APU”), landing gear and two engines. The economic useful life is the period extending up to the next heavy maintenance or structural check or the remaining useful life of the aircraft/engines or lease contract, whichever is shorter.
4.11.4    Capitalization of heavy maintenance events
The Company has maintenance contracts for its engines that cover all significant maintenance events. Subsequent heavy maintenance events, which increase the useful lives of assets, are capitalized and recognized as property and equipment or in addition to the right-of-use assets. They are subsequently depreciated during the respective period of use or until the end of the lease. Repairs and other routine maintenance are recognized in statement of operations during the year in which they are incurred.
Additionally, the Company also has “power-by-the-hour” contracts, in which the amounts due to maintenance providers are calculated based on the hours flown, at the time of the maintenance event.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
4.11.5    Recognition of contractual obligations relating to return of aircraft (asset retirement obligation)
The costs resulting from the maintenance events that will be carried out immediately before the return of the aircraft to the lessors, defined as restoration events, upon the receipt of the aircraft, are recognized at present value, increasing the value of the asset as a balancing item to an obligation, as long as they can be reasonably estimated. Assets are depreciated on a straight-line basis over the lease contract term, while liabilities are updated by interest rates and exchange effects.
4.11.6    Advance payments for acquisition of aircraft
Property and equipment prepayments for aircraft acquisition are recorded, including interest and financial charges incurred during the aircraft manufacturing phase and improvements to third-party assets.
4.12    Intangible assets
4.12.1    Definite useful life
Intangible assets acquired are measured at cost at the time of their initial recognition. After initial recognition, intangible assets with definite useful lives, generally software, are stated at cost, less accumulated amortization and accumulated impairment losses, where applicable. Intangible assets generated internally, excluding development costs, are not capitalized and the expense is reflected in the statement of operations for the year in which it was incurred.
4.12.2    Indefinite useful life
4.12.2.1 Goodwill for expected future profitability
In this category, the amounts recorded are related to goodwill arising from business combinations of Tudo Azul S.A. (formerly TRIP Linhas Aéreas S.A.) and Azul Conecta Ltda. (formerly Two Táxi Aéreo Ltda.). Goodwill is tested annually by comparing the carrying amount with the recoverable amount of the cash-generating unit. Management makes judgments and establishes assumptions to assess the impact of macroeconomic and operational changes, in order to estimate future cash flows and measure the recoverable amount of assets. No impairment has been recorded to date.
4.12.2.2 Rights of operations in airports (slots)
In connection with the acquisition of TudoAzul (former TRIP), slots acquired were recognized at their fair values at the acquisition date and not amortized. The estimated useful life of these rights was considered indefinite due to several factors and considerations, including requirements and authorizations for permission to operate in Brazil and limited availability of usage rights at the most important airports in terms of air traffic volume. The carrying amount of these rights is assessed annually. No impairment has been recorded to date.
4.13    Impairment of non-financial assets
The Company performs an annual review for impairment indicators in order to assess events or changes in economic, technological, or operating conditions that may indicate that an asset is impaired.
To assess the recoverability of an asset, it is necessary to estimate its recoverable amount. The recoverable amount of an asset or cash-generating unit is the higher of its fair value, less costs to sell and its value in use. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, a provision for impairment is set up by adjusting the carrying amount.
The previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset's recoverable amount. The reversal is limited, so that the carrying amount of the asset does not exceed its recoverable amount, nor does it exceed the carrying amount previously determined, net of depreciation or amortization.
The Company operates a single cash-generating unit.
In estimating the asset's value in use, estimated future cash flows are discounted to present value, using a pre-tax discount rate that reflects the weighted average cost of capital for the cash-generating unit.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
Aircraft and engines in operation are tested for impairment, by comparing the net carrying amount with the fair value indicated by specialized publications. After this comparison, Management concluded that there are no losses related to the right-of-use assets recorded in the asset, and therefore no provision for loss on these assets was recorded.
As disclosed in Note 1.4, the Company intends to sublease the E1 model aircraft, in accordance with its fleet transformation acceleration plan and, accordingly, a provision for impairment was established. The details and assumptions adopted are also included in that note to financial statements.
4.14    Rights and obligations with derivatives
Changes in interest rates, foreign exchange rates and aviation fuel prices expose the Company and its subsidiaries to risks that may affect their financial performance. In order to mitigate such risks, the Company contracts derivative financial instruments that may or may not be designated for hedge accounting and, if so, are classified as cash flow or fair value hedge.
4.14.1 Derivative financial instruments not designated as hedge accounting
The Company may contract derivative financial instruments that are not designated as hedge accounting when the objectives of Risk Management do not require such classification. Transactions not designated as hedge accounting present the change in their fair value directly in the financial result.
4.14.2    Derivative financial instruments designated as fair value hedge
The instruments designated as fair value hedge aim to protect changes in the fair value of the hedged item, which may be an asset, a liability or a firm commitment.
The change in the fair value of a hedge instrument is recognized in the statement of operations, as well as the change in the fair value of the hedged item attributable to the hedged risk.
4.14.3    Derivative financial instruments designated as cash flow hedge
The instruments designated as cash flow hedge aim to protect future results arising from changes in interest rates and foreign currency. The effectiveness of the variations is estimated based on statistical correlation methods and by the ratio between the hedge gains and losses and the variation of the hedged costs and expenses. The effective changes in fair value are recognized in equity in “Other comprehensive income (loss)”, until the recognition of the result of the hedged item. The inefficiencies found in each reporting period are recognized in the financial result. Hedge transactions recorded in “Other comprehensive income (loss)” are net of tax effects.
4.14.4    Derecognition and write-off of derivative financial instruments
The hedge accounting is discontinued prospectively when the Company and its subsidiaries (i) cancel the hedge relationship; (ii) the derivative instrument expires or is sold, terminated or executed, (iii) when there is low predictability of realization of the hedged item, or (iv) when it no longer qualifies as hedge accounting. If the operation is discontinued, any gains or losses, previously recognized in “Other comprehensive income (loss)” and accumulated in equity up to that date, are immediately recognized in profit or loss for the year.
4.15    Loans and financing
Loans and financing are initially recognized at fair value less any directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest method, with the exception of the embedded derivative contained in the convertible debentures, issued in November 2020, which is measured at fair value through profit or loss.
4.16    Accounts payable and other
These are initially recognized at fair value and subsequently increased, where applicable, by the corresponding charges and monetary and exchange variations incurred up to the end of the reporting period.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
4.16.1    Accounts payable – supplier finance
Management negotiated with suppliers to extend the payment terms. As a result, the Company signed an agreement with financial institutions to allow the discounting of trade notes receivable from its suppliers. Taking into account that the early receipt with financial institutions is an option for suppliers, this does not generate financial expenses for the Company, and the Company is neither refunded and/nor benefited with discounts from the financial institution due to payment before the maturity date agreed upon with the supplier. There is no change in the bill subordination level in the event of judicial execution.
4.17    Air traffic liability
This represents the Company's obligations to provide air transport services and other ancillary services related to the main obligation with its customers, net of breakage revenue already recognized in the statement of operations, as detailed in Note 20.
4.18    Provisions
4.18.1    Provision for return of aircraft (asset retirement obligation)
Aircraft negotiated under the operating lease modality regularly provide for contractual obligations establishing conditions for return. In these cases, the Company provides for the return costs, since these are present obligations, arising from past events and which will generate future disbursements, which are reliably measured. These expenses basically refer to expenses related to aircraft reconfiguration (interior and exterior), obtaining licenses and technical certifications, verifications of returns, painting, etc., as established in the contract. The estimated cost is initially recognized at present value in right-of-use assets and the balancing item of the provision for aircraft return is recorded in the “Provisions” account. After initial recognition, the liability is updated according to the capital remuneration rate estimated by the Company, with a corresponding entry recorded in the financial result. Any changes in the estimate of expenses to be incurred are recognized prospectively.
4.18.2    Provision for onerous contract
Onerous contract is that in which the unavoidable costs of meeting the contractual obligations exceed the economic benefits expected to be received over the same contract. In these cases, the present obligation under the contract is measured and recognized as a provision. However, before a separate provision for onerous contract is established, the Company assesses and recognizes any impairment loss that has occurred in the assets related to that contract in accordance with IAS 36 – Impairment of assets.
4.18.3    Provision for tax, civil and labor risks
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
The Company is a party to several legal and administrative proceedings, mainly in Brazil. Assessments of the likelihood of loss in these cases include an analysis of the available evidence, the hierarchy of laws, the available case laws, the most recent court decisions and their significance in the legal system, as well as the assessment of external lawyers. Provisions are revised and adjusted to reflect changes in circumstances, such as the applicable statute of limitations, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.
4.19    Employee benefits
4.19.1    Executive bonus and employee profit sharing
The Company's employees are entitled to profit sharing based on certain goals agreed annually, and executives based on statutory provisions proposed by the Board of Directors and approved by the shareholders. The amount of profit sharing is recognized in statement of operations for the year in which the goals are achieved.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
4.19.2    Share-based payment
The Company offers executives share-based compensation plans to be settled with Company shares, according to which the Company receives services as consideration for stock options and restricted shares.
The cost of transactions with executives, settled with equity instruments and with awards, is measured based on the fair value at the date they were granted. To determine the fair value, the Company uses the Black-Scholes option pricing model, as detailed in Note 25.
The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the employee acquires the full right to the award (vesting date).
The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and Management's best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement or statement of operations for the period is recognized in “Salaries, wages and benefits” and represents the movement in cumulative expense recognized as at the beginning and end of that year.
No expense is recognized for awards that do not ultimately vest, except for awards in which vesting is conditional on a market condition (condition connected to the Company's share price), which are treated as vested irrespective of whether the market conditions are met or not, provided that all other vesting conditions are met.
The cost of cash-settled transactions is initially measured at fair value at the grant date. This fair value is expensed over the period up to the maturity date, with the recognition of a corresponding liability. The liability is remeasured at fair value at the reporting date up to the settlement date, with the changes in fair value recognized in the statement of operations for the year under "Salaries, wages and benefits".
4.19.3    Post-employment benefits
As of the year ended December 31, 2020, the Company started to recognize actuarial assets and liabilities related to health insurance benefits offered to its employees in accordance with IAS 19 – "Employee Benefits". Actuarial gains and losses are recognized in other comprehensive income based on the actuarial report prepared by independent experts, while the benefits paid directly by the Company, the cost of current service and the cost of interest are recognized in statement of operations for the year.
4.20    Treasury shares
Own equity instruments that are acquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in statement of operations on the purchase, sale, issue or cancellation of these equity instruments. Any difference between the carrying amount and the fair value, if the share is reissued, is recognized in the share premium.
4.21    Revenue recognition
4.21.1    Passenger, cargo and auxiliary service revenue
Passenger revenue is recognized when air transportation is actually provided. Tickets sold but not yet flown are recorded as air traffic liability, representing deferred revenue from tickets sold to be flown on a future date, net of breakage revenue estimate.
Breakage revenue consists of calculating, on a historical basis, tickets issued that will expire due to non-use, that is, passengers who have purchased tickets and are very likely not to use them. For the purposes of recognizing this revenue, the average terms are also considered provision of air transport services. At least annually, the calculations are reviewed in order to reflect and capture changes in customer behavior regarding ticket expiration.
Other revenues that include charter services, flight rescheduling fees, baggage dispatch and other additional services are recognized along with the primary passenger transport obligation.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
4.21.2    Frequent-flyer program revenue – TudoAzul
Under the “TudoAzul” program, customers accrue points based on the amount spent on tickets flown. The amount of points earned depends on TudoAzul membership category, market, fare class and other factors, including promotional campaigns.
Through historical data, the Company estimates the points that will expire without being used and recognizes the corresponding revenue in the issue of the point (breakage) considering the average exchange period. With some exceptions, points generally expire two years after the date earned regardless of activity in the program member's account.
Upon the sale of a ticket, the Company recognizes a portion of ticket sales as revenue when the transportation service occurs and defers a portion corresponding to the points earned under the TudoAzul Program, in accordance with IFRS 15 – Revenue from Contracts with Customers.
The Company determines the estimated selling price of the air transportation and points as if each element had been sold on a separate basis and was therefore based on the stand-alone selling price.
The Company also sells frequent-flyer program points to customers and partners, including credit card companies, financial institutions and retail companies. The related revenue is deferred and recognized as passenger transport revenue when the points are redeemed and the related transport service occurs, based on the weighted average price of the points sold.
Points awarded or sold and not used are recorded in “Air traffic liability”.
4.22    Financial income and expenses
Financial income and expenses include interest income on amounts invested, exchange differences on assets and liabilities, changes in the fair value of financial assets measured at fair value through profit or loss, gains and losses on hedge instruments that are recognized in statement of operations, interest on loans and financing, interest on leases, commissions and bank charges, among others. Interest income and expenses are recognized in the statement of operations using the effective interest method..
4.23    Earnings (loss) per share
Basic earnings (loss) per share are calculated by dividing the net income (loss) for the year attributed to the Company's controlling shareholders by the weighted average number of all classes of shares outstanding during the year.
Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares, unless these adjustments are not dilutive.
4.24    Segment information
An operating segment is a component of the Company that develops business activities to obtain revenues and incur expenses. The operating segments reflect the way in which the Company's Management reviews the financial information for decision-making. The Company's Management identified the operating segment that meet the quantitative and qualitative parameters of disclosure and mainly represent types of business.

	% net revenue
	December 31,
Parameters	2020	2019

Qualitative
Passenger service	n/a	n/a
Quantitative
Passenger service	86.7%	94.9%
Cargo service	12.7%	4.7%
Other revenue	0.6%	0.4%

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The Company regularly manages its business and makes resource allocation decisions considering the existence of only one operating segment, which is why only the information available for the cargo transportation segment is not being disclosed, as there is not a complete set of financial information being commonly prepared.
4.25    Significant accounting estimates
Management makes judgments that have a significant effect on the amounts recognized in the financial statements, namely:
•ticket breakage revenue and frequent-flyer programs (Note 20);
•allowance for expected losses (Note 7);
•annual impairment test of deferred taxes (Note 13);
•analysis of recoverability of maintenance deposits (Note 10);
•useful life of property and equipment and intangible assets with finite useful life (Notes 14 and 15);
•annual impairment test of goodwill (Note 15);
•slot recovery analysis (Note 15);
•provision for post-employment benefits (Note 21.4);
•provision for tax, civil and labor risks (Note 21.2);
•provision for return of aircraft and engines (Note 21.1);
•share-based payment (Note 25).
The Company continuously revises the assumptions used in its accounting estimates. The effect of revisions to accounting estimates is recognized in the financial statements in the year in which such revisions are made.
4.26    New accounting standards and interpretations adopted
On May 28, 2020, the IASB published an amendment to IFRS 16 – Leases as a result of benefits granted (“lease concessions”) due to the COVID-19 pandemic. In certain renegotiations of its lease contracts, the Company adopted the provisions of said standard and the effects on these consolidated financial statements are immaterial.
4.27    New accounting standards and pronouncements not yet adopted
There are no other standards and interpretations issued and not yet adopted that may, in Management’s opinion, have a significant impact on the statement of operations or equity disclosed by the Company.
4.28    Foreign currency transactions
Foreign currency transactions are recorded at the exchange rate in effect at the date the transactions take place. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate in effect at the reporting date, and any difference resulting from currency conversion is recorded under the line item “Foreing currency exchange, net” in the statement of operations for the year.
The exchange rates in Brazilian reais at the date of these consolidated financial statements are as follows:

	Final rate			Average rate
	December 31,			December 31,
Description	2020	2019	2018	2020	2019	2018

U.S. dollar	5.1967	4.0307	3.8748	5.1578	3.9461	3.6558
Euro	6.3779	4.5305	4.4390	5.8989	4.4159	4.3094

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
5.    CASH AND CASH EQUIVALENTS

		December 31,
Description	Effective interest rate p.a.	2020	2019

Cash and bank deposits		465,054	308,958
Cash equivalents
Bank Deposit Certificate – CDB	1.9%	2,216,592	156,593
Debentures	1.9%	361,183	1,160,795
Exclusive investment funds	1.2%	21,986	21,534
		3,064,815	1,647,880
6.    SHORT AND LONG -TERM INVESTMENTS

		December 31,
Description	Effective interest rate p.a.	2020	2019

Exclusive investment funds	1.2%	62,972	40,766
Investment funds	0.7%	28,847	21,243
TAP Bonds	6.7%	854,462	1,236,828
Other investments	—	—	160,871
		946,281	1,459,708

Current		91,819	62,009
Non-current		854,462	1,397,699
Investment funds comprise Brazilian government bonds, bank notes, CDBs and debentures issued by companies with a risk rating between AAA and A+. Brazilian government bonds comprise National Treasury Bills (“LTN”), Financial Treasury Bills (“LFT”) and National Treasury     Notes (“NTN”).
Short-term investments are classified as financial assets at fair value through profit or loss.
7.    ACCOUNTS RECEIVABLE

	December 31,
Description	2020	2019

Local currency
Credit card companies	394,895	768,839
Cargo and travel agencies	146,854	127,509
Azul Viagens	56,870	88,410
TudoAzul program	65,522	56,485
Other	52,713	59,715
Total local currency	716,854	1,100,958
Foreign currency
Credit card companies	8,927	4,439
Maintenance reserve	112,170	6,726
Airline partner companies	24,910	17,598
Insurance	7,150	24,112
Other	21,502	26,749
Total foreign currency	174,659	79,624

Total	891,513	1,180,582
Allowance for expected losses	(16,131)	(14,716)
Total net	875,382	1,165,866

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The breakdown of accounts receivable by maturity, net of allowance for expected losses, is as follows:

	December 31,
Description	2020	2019

Current (not past due)
Up to 30 days	476,378	734,218
31 to 60 days	69,729	110,392
61 to 90 days	46,007	82,142
91 to 180 days	86,215	170,182
181 to 360 days	65,386	46,945
Total current	743,715	1,143,879
Past due
Up to 30 days	104,377	7,429
31 to 60 days	8,371	4,149
61 to 90 days	4,228	5,720
91 to 180 days	5,077	111
181 to 360 days	6,178	563
Over 360 days	3,436	4,015
Total past due	131,667	21,987
Total	875,382	1,165,866
Changes in the allowance for expected losses are as follows:

	December 31,
Description	2020	2019

Balances at the beginning of the year	(14,716)	(12,723)
Business combination – Azul Conecta	(380)	—
(Inclusions) and reversals	(3,205)	(1,993)
Write-off of uncollectible amounts	2,170	—
Balances at the end of the year	(16,131)	(14,716)
8.    AIRCRAFT SUBLEASE RECEIVABLES

	December 31,
Description	2020	2019

2020	—	98,152
2021	142,932	86,657
2022	62,547	47,136
2023	65,040	44,154
2024	65,188	44,154
After 2024	36,783	20,588
Gross lease receivables	372,490	340,841
Accrued interest	(59,553)	(61,337)
Net lease receivables	312,937	279,504
Current	123,455	75,052
Non-current	189,482	204,452
As at December 31, 2020, the amount of R$34,457 was past due. No provision was established as the Company’s holds cash balances in connection with guarantee deposits and maintenance reserves advanced by the sub-lessor, and therefore, there is a low risk of non-realization of such assets. There were no past due amounts as at December 31, 2019.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
9.    INVENTORIES

	December 31,
Description	2020	2019

Maintenance parts and materials	442,161	288,824
Flight attendance and uniforms	9,579	5,768
Provision for loss on inventories	(49,153)	(33,727)
Total net	402,587	260,865
Changes in the provision for losses on inventories:

	December 31,
Description	2020	2019

Balances at the beginning of the year	(33,727)	(15,935)
Additions	(16,438)	(19,815)
Write-offs	1,012	2,023
Balances at the end of the year	(49,153)	(33,727)
10.    SECURITY DEPOSITS AND MAINTENANCE RESERVES
The changes in security deposits and maintenance reserves for the years ended December 31, 2020 and 2019 is as follows:

Description	Maintenance reserve	Security deposit	Total

Balances at December 31, 2018	1,321,490	225,230	1,546,720
Additions	343,727	37,614	381,341
Write-offs	(8,417)	—	(8,417)
Reimbursements	(210,356)	(113,137)	(323,493)
Foreing exchanges variations	52,454	2,928	55,382
Balances at December 31, 2019	1,498,898	152,635	1,651,533
Business combination – Azul Conecta	—	298	298
Additions	313,950	93,739	407,689
Impairment	(20,486)	—	(20,486)
Write-offs	(419,843)	—	(419,843)
Reimbursements	(476,588)	(43,519)	(520,107)
Foreing exchanges variations	425,715	29,243	454,958
Balances at December 31, 2020	1,321,646	232,396	1,554,042
Current	318,460	—	318,460
Non-current	1,003,186	232,396	1,235,582
Management assessed that the above balances are realizable in accordance with the business plan.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
11.    TAXES RECOVERABLE

	December 31,
	2020	2019

IRPJ and CSSL recoverable	4,443	11,357
Withholding income tax	3,470	5,082
PIS and COFINS recoverable	123,005	323,457
ICMS recoverable	1,765	7,002
INSS recoverable	519	27,904
Other taxes recoverable	504	9,467
	133,706	384,269
Current assets	133,706	139,668
Non-current assets	—	244,601
12.    PREPAID EXPENSES

	December 31,
Description	2020	2019

Insurance premiums	49,428	47,506
Expenses with leased aircraft and engines	28,351	39,989
Guarantee commission	40,678	16,332
Other	36,085	57,792
Total	154,542	161,619
Current	136,350	139,403
Non-current	18,192	22,216
13.    TAXES
13.1     Reconciliation of deferred tax assets (liabilities)

Description	December 31, 2019	Statement of operations	December 31, 2020

Temporary differences

Fair value of TAP Bonds	(243,288)	217,156	(26,132)
Financial instruments	(201,738)	79,778	(121,960)
Deferred revenue – TudoAzul Program	(148,963)	31,423	(117,540)
Depreciation of aircraft and engines	(48,899)	(4,283)	(53,182)
Foreing exchanges variations	(16,498)	16,498	—
Fair value of other investments	(21,963)	21,963	—
Active temporary difference (*)	421,563	(102,749)	318,814
	(259,786)	259,786	—
Tax loss and CSSL negative base
Tax loss	12,699	(12,699)	—
Negative social contribution base	4,571	(4,571)	—
	17,270	(17,270)	—
Total	(242,516)	242,516	—

(*)	Deferred taxes assets recognized up in the limit of the deferred taxes liabilities recognized.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
13.2    Reconciliation of the effective income tax rate

	Years ended December 31,
Description	2020	2019	2018

Profit (loss) before income tax and social contribution	(11,077,214)	(2,536,265)	(452,926)
Combined nominal tax rate	34%	34%	34%
Taxes calculated at nominal rates	3,766,253	862,330	153,995

Adjustments to determine the effective rate
Profits from investments not taxed abroad	—	(10,341)	3,050
(Unrecorded) benefit on tax loss carryforwards	(3,257,190)	(880,375)	(400,187)
Offset against PERT (a)	—	84,711	—
Permanent differences	(244,011)	76,958	65,971
Other	(22,547)	(104)	(5,634)
	242,505	133,179	(182,805)

Current income tax and social contribution	(11)	(2,228)	(11,224)
Deferred income tax and social contribution	242,516	135,407	(171,581)
Income tax and social contribution credit (expense)	242,505	133,179	(182,805)

Effective rate	2%	5%	(40)%

(a)	Tax Recovery Program (“PERT”)
The Company offsets tax assets and tax liabilities if, and only if, it has a legal right to offset such assets when they are levied on the same legal entity and collected by the same tax authority.
The Company has tax losses that are available indefinitely to offset 30% of future taxable profits, as follows:

	December 31,
Description	2020	2019	2018

Tax loss carryfowards – net	5,751,867	1,971,779	1,829,244
Income tax loss carryforwards (25%)	1,437,967	492,945	457,311
Social contribution on tax loss carryforwards (9%)	517,668	177,460	164,632

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
14.    PROPERTY, EQUIPMENT AND RIGHT-OF-USE ASSETS
14.1    PROPERTY AND EQUIPMENT

Description	Weighted average rate (p.a.)	December 31, 2019	Business combination – Azul Conecta	Acquisitions	Disposals/write-offs	Contractual modifications	Transfers (a)	December 31, 2020

Cost
Aircraft and engines		2,706,529	97,814	259,986	(689,771)	—	(76,897)	2,297,661
Building and leasehold improvements		296,728	—	22,433	(2,104)	(975)	169,165	485,247
Equipment and facilities		176,814	780	21,324	(12,867)	—	(4,957)	181,094
Other – property and equipment		24,297	294	818	—	—	2,599	28,008
Construction in progress		171,839	—	40,464	(4,485)	—	(174,188)	33,630
Advance payments for acquisition of aircraft		84,578	—	20,800	(13,434)	—	—	91,944
		3,460,785	98,888	365,825	(722,661)	(975)	(84,278)	3,117,584
Depreciation
Aircraft and engines	8%	(612,124)	(24,214)	(207,908)	230,855	—	(11,345)	(624,736)
Building and leasehold improvements	17%	(78,001)	—	(50,795)	35	—	—	(128,761)
Equipment and facilities	12%	(97,990)	(326)	(21,191)	11,786	—	(196)	(107,917)
Other – property and equipment	11%	(16,654)	(142)	(2,792)	—	—	(18)	(19,606)
		(804,769)	(24,682)	(282,686)	242,676	—	(11,559)	(881,020)
Total property and equipment		2,656,016	74,206	83,139	(479,985)	(975)	(95,837)	2,236,564
Impairment		(687,176)	—	—	250,318	—	—	(436,858)
Total property and equipment, net		1,968,840	74,206	83,139	(229,667)	(975)	(95,837)	1,799,706

Description	Weighted average rate (p.a.)	December 31, 2018	Acquisitions	Disposals/write-offs	Transfers	December 31, 2019

Cost
Aircraft and engines		2,007,825	712,679	(222,745)	208,770	2,706,529
Buildings and leasehold improvements		146,315	124,181	(3,118)	29,350	296,728
Equipment and facilities		130,655	48,101	(2,091)	149	176,814
Other – property and equipment		22,035	2,267	(5)	—	24,297
Construction in progress		81,023	319,275	—	(228,459)	171,839
Advance payments for acquisition of aircraft		112,923	55,649	(45,081)	(38,913)	84,578
		2,500,776	1,262,152	(273,040)	(29,103)	3,460,785
Depreciation
Aircraft and engines	9%	(509,296)	(177,372)	74,544	—	(612,124)
Buildings and leasehold improvements	17%	(53,030)	(25,157)	186	—	(78,001)
Equipment and facilities	13%	(81,412)	(17,265)	687	—	(97,990)
Other – property and equipment	8%	(14,799)	(1,860)	5	—	(16,654)
		(658,537)	(221,654)	75,422	—	(804,769)
Total property and equipment		1,842,239	1,040,498	(197,618)	(29,103)	2,656,016
Impairment		—	(687,176)	—	—	(687,176)
Total property and equipment, net		1,842,239	353,322	(197,618)	(29,103)	1,968,840

(a)	Balance of aeronautical material transferred to “Inventories” in amount of R$110,937 for the year ended December 31, 2020.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
14.2    RIGHT-OF-USE ASSETS

Description	Weighted average rate (p.a.)	December 31, 2019	Acquisitions (a)	Disposals/write-offs	Contractual modifications	Transfers (b)	December 31, 2020

Cost
Aircraft		12,071,427	2,197,881	(25,741)	(4,736,892)	68,701	9,575,376
Engines and simulators		484,597	86,995	(38,160)	(6,515)	1,393	528,310
Restoration of aircraft and engines		423,194	290,785	(116,968)	—	—	597,011
Maintenance of aircraft and engines		1,374,925	168,513	(82,887)	(54,658)	8,614	1,414,507
Properties		114,167	—	—	—	—	114,167
Other		42,391	109	(12,065)	—	—	30,435
		14,510,701	2,744,283	(275,821)	(4,798,065)	78,708	12,259,806
Depreciation
Aircraft	8%	(4,538,684)	(954,452)	25,741	—	(31,220)	(5,498,615)
Engines and simulators	14%	(231,625)	(67,191)	35,595	—	(1,392)	(264,613)
Restoration of aircraft and engines	9%	(145,546)	(37,315)	—	—	—	(182,861)
Maintenance of aircraft and engines	27%	(549,869)	(368,476)	32,729	—	(6,709)	(892,325)
Properties	9%	(64,042)	(10,565)	—	—	—	(74,607)
Other	16%	(34,776)	(6,717)	12,064	—	—	(29,429)
		(5,564,542)	(1,444,716)	106,129	—	(39,321)	(6,942,450)
Total rigth-of-use assets		8,946,159	1,299,567	(169,692)	(4,798,065)	39,387	5,317,356
Impairment		(1,361,356)	—	72,815	581,926	—	(706,615)
Total rigth-of-use assets, net		7,584,803	1,299,567	(96,877)	(4,216,139)	39,387	4,610,741

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)

Description	Weighted average rate (p.a.)	December 31, 2018	Acquisitions	Disposals/write-offs	Transfers	December 31, 2019

Cost
Aircraft		8,232,475	4,031,436	(118,193)	(74,291)	12,071,427
Engines and simulators		336,731	147,866	—	—	484,597
Restoration of aircraft and engines		283,542	139,652	—	—	423,194
Maintenance of aircraft and engines		923,517	534,502	(88,102)	5,008	1,374,925
Properties		105,754	8,413	—	—	114,167
Other		28,766	14,475	(850)	—	42,391
		9,910,785	4,876,344	(207,145)	(69,283)	14,510,701
Depreciation
Aircraft	11%	(3,691,143)	(928,018)	52,589	27,888	(4,538,684)
Engines and simulators	11%	(192,902)	(38,723)	—	—	(231,625)
Restoration of aircraft and engines	12%	(112,043)	(33,503)	—	—	(145,546)
Maintenance of aircraft and engines	33%	(290,617)	(304,356)	45,104	—	(549,869)
Properties	12%	(51,604)	(12,438)	—	—	(64,042)
Other	77%	(13,251)	(22,141)	616	—	(34,776)
		(4,351,560)	(1,339,179)	98,309	27,888	(5,564,542)
Total rigth-of-use assets		5,559,225	3,537,165	(108,836)	(41,395)	8,946,159
Impairment		—	(1,361,356)	—	—	(1,361,356)
Total rigth-of-use assets, net		5,559,225	2,175,809	(108,836)	(41,395)	7,584,803

(a)	ROU acquisitions are net of credits obtained from aircraft and engine manufacturers.
(b)	Balance of available for sale transferred to “Property and equipment” in amount of R$54,487.
During the year ended December 31, 2020, the Company carried out a sale and leaseback transaction for five of its own engines. The gain related to this operation corresponds to the amount of R$17,104, recognized in “Other operating expenses, net”.
In accordance with IFRS 16 – Leases, it was necessary to apply the requirements that deal with lease modification. The effects related to these modifications are represented by a reduction in the lease liabilities of R$5,701,928, with a balancing item in right-of-use assets in the amount of R$4,799,040, with the difference recognized in the statement of operations in “Other operating expenses, net ” in the amount of R$902,888.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
15.    INTANGIBLE ASSETS
Breakdown and changes in intangible assets:

	Consolidated
Description	Weighted average rate (p.a.)	December 31, 2019	Acquisitions	Disposals/write-offs	December 31, 2020

Cost
Goodwill for expected future profitability (a)	—	753,502	57,446	—	810,948
Airport operating license (b)	—	82,196	—	—	82,196
Software	—	489,904	109,587	(6,157)	593,334
		1,325,602	167,033	(6,157)	1,486,478
Amortization
Software	16%	(238,118)	(78,151)	59	(316,210)
		(238,118)	(78,151)	59	(316,210)

Total intangible assets, net		1,087,484	88,882	(6,098)	1,170,268

	Consolidated
Description	Weighted average rate (p.a.)	December 31, 2018	Additions	Disposals/write-offs	December 31, 2019

Cost
Goodwill for expected future profitability (a)	—	753,502	—	—	753,502
Airport operating license (b)	—	82,196	—	—	82,196
Software	—	357,457	132,447	—	489,904
		1,193,155	132,447	—	1,325,602

Amortization
Software	17%	(176,599)	(61,519)	—	(238,118)
		(176,599)	(61,519)	—	(238,118)

Total intangible assets, net		1,016,556	70,928	—	1,087,484

(a)
Goodwill for expected future profitability arises from the acquisition of Tudo Azul S.A. in 2012 and Azul Conecta in 2020. The amount of R$810,948 refers to the consideration transferred, less the fair value of assets acquired and liabilities assumed, net.

(b)	As part of the allocation of the purchase price for the acquisition of Tudo Azul S.A., the Company recognized the value of operating licenses for certain airports and has an indefinite useful life.
15.1    Impairment of intangible without a finite useful life
As at December 31, 2020, the Company performed annual impairment tests, through the discounted cash flow of the cash-generating unit. As disclosed in Note 4.12, the Company operates only a single cash-generating unit.
The assumptions used in the impairment tests of goodwill and other intangible assets are consistent with the Company's operating plans and internal projections, prepared for a period of five years. After this period, a perpetuity rate of growth of operating projections is assumed. Assumptions and projections are revised and approved by management. The discounted cash flow that determined the value in use of the cash-generating unit was prepared according to the Company's business plan approved by the Board of Directors on December 10, 2020.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The following assumptions were considered:
•Fleet and capacity: plan for operational fleet, utilization and capacity of aircraft in each route;
•Passenger revenue: historical revenue per seat per kilometer flown with growth in line with the Company's business plan;
•Operating costs: specific performance indicators by cost line, in line with the Company's business plan, as well as macroeconomic assumptions; and
•Investment needs: aligned with the Company’s business plan.
The macroeconomic assumptions commonly adopted include the Gross Domestic Product (“GDP”), and projections of the U.S. dollar, both obtained from the Focus Report issued by the Central Bank of Brazil, in addition to future kerosene barrel prices and interest rates, obtained from specific Bloomberg disclosures.
The result of the impairment test showed that the estimated recoverable amount is greater than the carrying amount allocated to the cash-generating unit and, therefore no adjustment of the recoverable amount to be recorded at December 31, 2020 was identified.
15.2    Sensitivity analysis of the impairment test of intangible assets without a finite useful life

	December 31,
	2020		2019
	Goodwill for expected future profitability	Airport operating license	Goodwill for expected future profitability	Airport operating license

Carrying amount	810,948	82,196	753,502	82,196
Carrying amount – CGU	6,410,447	—	9,553,643	—
Value in use	32,227,871	1,726,007	34,595,386	3,219,401

Pre-tax discount rate	10.3%	8.5%	8.8%	9.8%
Growth rate in perpetuity	3.0%	3.0%	3.4%	3.4%

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
16.    LOANS AND FINANCING
16.1    Breakdown and changes in loans and financing

Description	Nominal rate p.a.	Effective rate p.a.	Maturity	December 31, 2019	Proceeds	Variarion of conversion right	Debt acknowled-gment	Business combination – Azul Conecta	Payment of principal	Payment of interest	Interest incurred	Foreing exchanges variations	Amortized cost	December 31, 2020

In foreign currency – US$

Working capital	1% to 5.9%	6.2%	Oct/24	1,727,882	4,682	—	—	—	(907)	(137,795)	132,033	504,766	6,183	2,236,844

Debentures	6.0% to 7.5%	20.5%	Oct/25	—	1,702,155	755,354	—	—	—	—	25,116	(82,358)	19,437	2,419,704

Aircraft and engines	4.7% to 6.0% Libor 3M + 2.4% to 2.9% Libor 6M + 2%	5.6%	Mar/29	896,232	—	—	—	—	(111,703)	(23,880)	54,178	268,404	1,474	1,084,705

In local currency – R$
Working capital	5.0% to 10.7% CDI + 2% to 6% TJLP + 5%	4.1%	Dec/23	37,355	229,386	—	527,375	4,975	(58,746)	(3,366)	39,365	—	107	776,481

Debentures	CDI + 3%	2.9%	Dec/23	692,407	—	—	—	—	—	(18,459)	24,238	—	(7,282)	690,904

Aircraft and engines	6.0% to 6.5% Selic +2.8% to 5.5% TJLP +5%	6.1%	May/25	164,280	—	—	—	11,565	(21,052)	(10,241)	7,649	—	(325)	151,876

Total in R$				3,518,156	1,936,223	755,354	527,375	16,540	(192,408)	(193,741)	282,609	690,812	19,594	7,360,514

Current				481,227										858,332
Non-current				3,036,929										6,502,182

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)

Description	Nominal rate p.a.	Effective rate p.a.	Maturity	December 31, 2018	Proceeds	Payment of principal	Payment of interest	Interest incurred	Exchange differences	Foreing exchanges variations	December 31, 2019

In foreign currency – US$
Working capital	LIBOR + 0.88% a 5.90%	5.7%	Oct/24	1,656,947	—	(350)	(96,970)	94,610	70,629	3,016	1,727,882
Aircraft and engines	LIBOR +2.55% a 6.07% US Treasury + 3.25%	5.5%	Mar/29	100,042	813,328	(43,795)	(24,047)	28,076	19,386	3,242	896,232
In local currency – R$
Working capital	5.00% 125% a 126% do CDI	7.2%	Dec/23	75,757	—	(37,752)	(5,059)	3,520	—	889	37,355
Debentures	117% e 122% do CDI	6.8%	Dec/23	730,519	—	(64,345)	(26,784)	49,808	—	3,209	692,407
Aircraft and engines	6.00% a 6.50% SELIC +5.46%a.a.	4.5%	May/25	192,861	—	(29,864)	(12,738)	13,977	—	44	164,280
Total in R$				2,756,126	813,328	(176,106)	(165,598)	189,991	90,015	10,400	3,518,156

Current				158,813							481,227
Non-current				2,597,313							3,036,929
16.2    Schedule of amortization of long-term debt

	December 31,
Description	2020	2019

2021	—	539,378
2022	743,137	359,943
2023	914,343	277,465
2024	2,264,451	1,764,136
2025	2,551,701	62,164
After 2025	28,550	33,843
	6,502,182	3,036,929
16.3    Debentures convertible into shares
On November 12, 2020, the Company concluded the public offering for the distribution of debentures convertible into preferred shares, with security interest and additional guarantee of the Company, with the following characteristics: total issue amount: (i) R$1,745,900; (ii) issue date: October 26, 2020; (iii) term and maturity date: 5 years from the date of issue, maturing therefore on October 26, 2025; (iv) Conversion price: R$32.2649 per preferred share, resulting in an initial conversion premium of 27.50%, calculated on the VWAP (Volume Weighted Average Price) of 30 trading sessions of the reference stock price of R$25.3058.
The issuance of debentures is part of Azul's efforts to contain the economic impact of the COVID-19 pandemic on its operations and the Company expects to use the net proceeds obtained for working capital, expansion of its logistics activities and other strategic opportunities.
The debentures are redeemable, totally or partially, in cash at the Company's discretion at any time, after 36 months, if the last price reported by American Depositary Share (ADS) representing Azul's preferred share exceeds 130% of the conversion price for a specific period.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The debentures are guaranteed by the Company and its main operating subsidiary, ALAB, and are guaranteed by certain assets, including, but not limited to, intellectual property assets held by the guarantors and the TudoAzul frequent-flyer program, certain rights related to the right-of-use assets of the hangar and specific equipment necessary for maintenance of the hangar used by the Company and located at the Viracopos airport.
As required by IFRS 9 – Financial Instruments, the conversion right was measured at fair value through profit or loss as it is an embedded derivative. Thus, since the issuance of debentures, due to the strong recovery of the shares value, an expense of R$755,354 was recognized. It should be noted that conversion rights are “in the money” with a high probability of execution by debenture holders.
16.4    Covenants
As at December 31, 2020, the Company has loans and financing subject to covenants related to the Company’s indebtedness level and the debt service coverage ratio.

Covenant related to:	Indicators for the measurement	Frequency of measurement

9tth issue of debentures 10th issue of debentures	(i) Adjusted debt service coverage ratio (DSCR) equal to or greater than 1.2 (ii) Financial leverage less than or equal to 6.5.	Annual
Aircraft financing	(i) Adjusted debt service coverage ratio (DSCR) equal to or greater than 1.2 (ii) financial leverage less than or equal to 5.5.	Quarterly/Annual
Aircraft financing	(i) Adjusted debt service coverage ratio (DSCR) equal to or greater than 1.2 (ii) financial leverage less than or equal to 6.5.	Annual
Due to the impact caused by the COVID-19 pandemic, the Company previously requested a waiver to the counterparties, and obtained it in 2020. Therefore, the related debt is still classified in these financial statements according to the contractual flow originally established.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
17.     LEASE LIABILITIES
17.1     Changes in lease liabilities

Description	Average payment term in years	Weighted average rate	December 31, 2019	Additions	Contractual modifications	Payments	Interest incurred	Write-offs	Foreign exchanges variations	December 31, 2020

Lease without purchase option:
Aircraft and engines	7.89	22.19%	11,046,134	2,329,443	(5,327,038)	(1,162,869)	1,431,944	(4,912)	3,350,441	11,663,143
Other	2.12	8.11%	72,230	—	—	(21,741)	6,881	—	(92)	57,278
Lease with purchase option:
Aircraft and engines	5.54	13.56%	988,257	—	(374,890)	(231,417)	130,326	—	288,115	800,391
Total in R$			12,106,621	2,329,443	(5,701,928)	(1,416,027)	1,569,151	(4,912)	3,638,464	12,520,812

Current liabilities			1,585,233							2,272,349
Non-current liabilities			10,521,388							10,248,463

Description	Average payment term in years	Weighted average rate	December 31, 2018	Additions	Payments	Interest incurred	Write-offs	Foreign exchanges variations	December 31, 2019

Lease without purchase option:
Aircraft and engines	8.26	8.20%	7,725,397	4,153,314	(1,865,472)	726,613	(24,775)	331,057	11,046,134
Other	2.90	7.64%	82,545	22,888	(39,008)	8,628	(279)	(2,544)	72,230
Aircraft and engines	4.24	6.15%	1,111,804	32,188	(269,988)	70,767	—	43,486	988,257
Total in R$			8,919,746	4,208,390	(2,174,468)	806,008	(25,054)	371,999	12,106,621

Current liabilities			1,237,909						1,585,233
Non-current liabilities			7,681,837						10,521,388

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
17.2     Schedule of lease amortization

	December 31,
Description	2020	2019

2020	—	2,481,457
2021	2,498,180	2,335,363
2022	3,206,765	2,406,701
2023	3,641,808	1,875,308
2024	3,610,754	1,560,055
After 2024	14,211,063	5,580,166
Minimum lease payment	27,168,570	16,239,050

Financial charges	(14,647,758)	(4,132,429)

Present value of minimum lease payments	12,520,812	12,106,621
During the year ended December 31, 2020, the Company renegotiated aircraft and engine lease contracts, which included the deferral of payments and changes in contractual terms. Accordingly, in accordance with IFRS 16 – Leases, it was necessary to apply the requirements that deal with lease modification, which require remeasurement of the lease liability by means of a revised discount rate.
The application of such requirements resulted in the reduction of the debt at present value, of R$5,701,928 and R$4,799,040 in the right-of-use assets, the difference, a gain of R$902,888 was recognized in statement of operations the period.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
18.     ACCOUNTS PAYABLE

	December 31,
Description	2020	2019

Accounts payable – local currency	1,612,933	952,439
Accounts payable – foreign currency	948,794	424,411
	2,561,727	1,376,850

Current	2,238,668	1,376,850
Non-current	323,059	—
The increase in the balance of accounts payable is due to the renegotiation carried out by the Company with its suppliers to face the economic crisis caused by the COVID-19 pandemic.
19.     RIGHTS AND OBLIGATIONS WITH FINANCIAL INSTRUMENTS

	Cash flow hedge		Fair value hedge	Derivatives not designated as hedge
Changes in fair value	Interest rate swap	Options – foreign currency	Interest rate swap	Options – foreign currency	Interest rate swap	Fuel	Forward – foreign currency	Total (a)

Rights (obligations) with derivatives at December, 31 2019	(7,129)	338,592	24,057	(35,487)	(62,803)	56,491	202,013	515,734
Gains (losses) recognized in result	(4,799)	(94,928)	24,421	(143,156)	(22,846)	(1,374,519)	163,711	(1,452,116)
Gains (losses) in OCI	7,129	152,132	—	—	—	—	—	159,261
Reclassification to debt	—	(218,979)	(43,485)	127,889	(101,136)	778,286	(15,200)	527,375
(Receipt) payment in cash	4,799	(176,817)	(2,744)	57,453	(82,706)	458,468	(1,432)	257,021
Rights (obligations) with derivatives at December, 31 2020	—	—	2,249	6,699	(269,491)	(81,274)	349,092	7,275

	Cash flow hedge		Fair value hedge	Derivatives not designated as hedge
Changes in fair value	Interest rate swap	Options – foreign currency	Interest rate swap	Options – foreign currency	Interest rate swap	Fuel	Forward – foreign currency	Total (a)

Rights (obligations) with derivatives at December, 31 2018	(9,422)	246,323	20,080	(45,949)	(166,987)	(123,223)	233,564	154,386
Gains (losses) recognized in result	(4,072)	99,855	6,133	10,462	140,159	115,189	(42,274)	325,452
Gains (losses) in OCI	2,294	(7,586)	—	—	—	—	—	(5,292)
(Receipt) payment in cash	4,071	—	(2,156)	—	(35,975)	64,525	10,723	41,188
Rights (obligations) with derivatives at December 31, 2019	(7,129)	338,592	24,057	(35,487)	(62,803)	56,491	202,013	515,734

(a)	The changes of derivative transactions are disclosed on a net basis.

Movement of equity method adjustment	Interest rate swap	Options – foreign currency	Total

Balance at December 31, 2019	7,129	152,132	159,261
Fair value adjustments during the period	2,918	—	2,918
Net reversals to result	(923)	(152,132)	(153,055)
Derecognition of hedged item	(9,124)		(9,124)
Balance at December 31, 2020	—	—	—

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)

Movement of equity method adjustment	Interest rate swap	Options – foreign currency	Total

Balance at December 31, 2018	9,422	152,132	161,554
Fair value adjustments during the period	1,778	(99,855)	(98,077)
Net reversals to result	(4,071)	99,855	95,784
Balance at December 31, 2019	7,129	152,132	159,261
20.     AIR TRAFFIC LIABILITY

	December 31,
Description	2020	2019

Cargo and passenger air traffic liability	1,550,579	1,294,263
Azul viagens	183,061	109,977
TudoAzul Program	755,232	685,982
	2,488,872	2,094,254
As determined by regulators, travel rescheduling may be carried out within a period corresponding to 18 months from the flight cancellation. As at December 31, 2020 there are no passenger transport obligations to be executed after the 12-month period subsequent to the date of these financial statements.
The air traffic liability balances are presented net of passenger revenue breakage and the TudoAzul program, corresponding to R$372,534 at December 31, 2020 (R$539,232 at December 31, 2019).
21.     PROVISIONS

Description	Provisions for return of aircraft and engines	Provisions for tax, civil and labor risks	Provisions for onerous contract	Provisions for post-employment benefit	Total

Balance at December 31, 2018	669,041	80,983	—	—	750,024

Addition of provision	139,652	100,241	1,129,866	—	1,369,759
Write-offs and/or payments		(93,718)	(333,420)	—	(427,138)
Interest incurred	67,366	—	18,633	—	85,999
Foreing exchanges variations	28,036	—	6,672	—	34,708

Balance at December 31, 2019	904,095	87,506	821,751	—	1,813,352

Business combination – Azul Conecta	—	1,688	—	—	1,688
Additions	304,594	183,014	362,426	9,921	859,955
Write-offs and/or payments	(118,504)	(116,394)	(262,946)	—	(497,844)
Interest incurred	84,939	—	206,011	687	291,637
Changes in assumptions	—	—	—	(655)	(655)
Foreing exchanges variations	161,062	—	213,280	—	374,342
Balance at December 31, 2020	1,336,186	155,814	1,340,522	9,953	2,842,475

Current	106,944	—	746,866	—	853,810
Non-current	1,229,242	155,814	593,656	9,953	1,988,665
21.1 Provisions for return of aircraft and engines
These provisions consider the costs that meet the contractual conditions for the return of engines maintained under an operating lease, as well as for the costs to be incurred in reconfiguring aircraft when they are returned under the conditions established in the lease contracts. The contra-entry of these provisions is in right-of-use assets.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
21.2 Provision for tax, civil and labor risks
The Company and its subsidiaries are parties to legal and administrative proceedings.
The Company's Management believes that the provision for tax, civil and labor risks, established in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, is sufficient to cover probable losses on administrative and judicial proceedings. The balances of the proceedings with estimates of probable and possible losses are shown below:

	Probable loss		Possible loss
	December 31,		December 31,
Description	2020	2019	2020	2019

Tax	2,858	2,024	154,640	116,074
Civil	104,915	45,067	43,347	77,360
Labor	48,041	40,415	114,524	123,119
	155,814	87,506	312,511	316,553
Provisions are revised based on the evolution of lawsuits and the history of losses through the best current estimate for civil and labor claims.
The labor lawsuit presented below was assessed by Management and legal counselors as being significant and of possible loss at December 31, 2020:
•On February 22, 2017, the Labor Department of Justice filed a lawsuit against the Company alleging the violation of certain labor aspects, such as excessive daily workday and the absence of enjoyment of rest periods, for which approximately R$66,000 in punitive damages. The lawsuit is awaiting a hearing.
The tax claims below are assessed by Management and legal counselors to be significant and of possible loss at December 31, 2020:
•The Company discusses the non-application of the additional charge of 1% of COFINS on imports of aircraft, parts and pieces, in the amount of R$144,352 (R$102,317 at December 31, 2019). The classification as possible risk results from the fact that there was no express revocation of the tax exemption (zero rate) granted to regular air transport companies.
21.3    Provision for onerous contract
The provision is related to the obligations arising from the fleet transformation plan, as detailed in Note 1.4.
21.4    Provision for post-employment benefit
The Company offers its employees a health care plan that, as a result of complying with current legislation, generates post-employment benefit obligations. The changes of actuarial assets and liabilities related to the post-employment benefit, prepared based on an actuarial report, are presented below:

December 31, 2020

Actuarial liabilities at the 12.31.19	—

Current service cost recognized in result	9,921
Cost of interest recognized in result	687
Effect of change in financial assumptions	(962)
Effect of plan experience	307
Actuarial liabilities at the 12.31.20	9,953

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)

December 31, 2020

Actuarial assumptions
Weighted average of assumptions to determine the defined benefit obligation
Nominal discount rate p.a.	7.43%
Actual discount rate p.a.	3.80%
Estimated inflation rate in the long term p.a.	3.50%
HCCTR – Average nominal inflation rate p.a.	6.60%
HCCTR – Actual nominal inflation rate p.a.	3.00%
Mortality table	AT-2000 downrated in 10%
22.    RELATED PARTY TRANSACTIONS
22.1     Compensation of key management personnel
Key management personnel comprise the directors, officers and members of the Executive Committee. The compensation and charges paid or payable for services are shown below:

	Years ended December 31,
Description	2020	2019	2018

Salaries and charges	18,075	22,187	16,275
Bonus	11,717	7,255	7,263
Share-based payment plan	36,986	29,129	21,508
	66,778	58,571	45,046
Sensitivity analysis: variations in share value

Description	Stock price	Expense

Exposure at December 31, 2020	39.30	36,986

Effect on result

Devaluation -50%	19.65	12,203
Devaluation -25%	29.48	21,807
The effect on the result referring to the share-based compensation plan is based on the variation of the Company's share value, which is updated each reporting period, and therefore does not represent a cash outflow in the current year, with a forecast for vesting and settlement in up to four years.
22.2     Guarantees and pledges granted by the Company
The Company has granted guarantees on rental properties for some of its executives and the total amount involved is not significant.
22.3    Loan agreement
On September 2, 2016, the Company signed a loan agreement with one of its shareholders. As at December 31, 2020, the balance of the loan receivable is R$16,973 (R$12,789 as at December 31, 2019). Interest corresponds to three-month LIBOR plus a fixed rate of 2.3% per year.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
22.4     Technology service sharing contract
On January 1, 2013, the Company entered into a contract with Águia Branca Participações S.A., one of its shareholders, for the sharing of information technology resources for an indefinite period. The total amount of services acquired during the year ended December 31, 2020 was R$51 (R$50 at December 31, 2019), recorded under “Other operating expenses, net” in the statement of operations. As at December 31, 2020, there were no amounts to be paid as a result of this transaction.
22.5     Ticket sales contract
On March 26, 2018, the Company entered into a ticket sales agreement with Caprioli Turismo Ltda., a travel agency owned by the Caprioli family (which holds an indirect stake in the Company through TRIP former shareholders), whereby Caprioli Turismo Ltda. is granted a R$20 credit line for the purchase and resale of tickets for flights operated by the Company. This credit line is guaranteed by a non-interest bearing promissory note in the same amount payable.
22.6     Sublease of aircraft receivable
In December 2019, the Company signed a letter of intent for the sublease of up to 28 aircraft to the Breeze Aviation Group (“Breeze”), an airline founded by the controlling shareholder of Azul, headquartered in the United States. The transaction was voted and approved by 97% of the Azul's shareholders at the Extraordinary General Meeting held on March 2, 2020. Following good corporate practices, the controlling shareholder did not participate in the voting.
On December 29, 2020, the Company sub-leased an aircraft to Breeze and recorded a balance receivable balance of R$24,167.
22.7     Indemnities
As at December 31, 2020, the Company has recorded a balance receivable from former shareholders of TRIP in the amount of R$39,339 (R$30,347 as at December 31, 2019). This balance refers to the reimbursement of expenses with legal proceedings originating prior to the merger between the companies and is recorded under “Other non-current assets”.
23.     EQUITY
23.1     Equity

	Quantity
Description	Company's capital	Common shares	Preferred shares

At December 31, 2020	2,246,367	928,965,058	331,644,724
At December 31, 2019	2,243,215	928,965,058	329,568,166
As established in the Company's articles of incorporation, each common share is entitled to 1 (one) vote. Preferred shares of any class do not entitle to voting rights, however they do provide their holders:
•capital repayment priority;
•the right to be included in a public offer for the purchase of shares, due to the transfer of control of the Company, under the same conditions and for a price per share equivalent to 75 times the price per share paid to the controlling shareholder;
•the right to receive amounts equivalent to 75 times the price per common share after the division of the remaining assets among the shareholders; and
•the right to receive dividends equal to 75 times the amount paid to each common share.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The Company’s shareholding structure is presented below:

	December 31, 2020			December 31, 2019
Shareholder	Common shares	Preferred shares	% economic participation	Common shares	Preferred shares	% economic participation

David Neeleman	67.0%	1.2%	3.5%	67.0%	3.5%	5.8%
Acionistas Trip (a)	33.0%	5.5%	6.5%	33.0%	5.5%	6.5%
United Airlines Inc	—	8.1%	7.8%	—	8.2%	7.9%
Other	—	85.1%	82.1%	—	82.7%	79.7%
Treasury	—	0.1%	0.1%	—	0.1%	0.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(a)	This refers to Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda.
The Company is authorized by resolution of the Board of Directors to increase the issued capital regardless of statutory reform with the issue of up to 104,949,010 new preferred shares. The Board of Directors will set the conditions for the issue, including price and payment term.
23.2     Treasury shares
Changes in of treasury shares:

Description	Number of shares	R$

December 31, 2018	332,980	10,550
Acquisition	301,008	12,853
Cancellation	(189,743)	(7,838)
December 31, 2019	444,245	15,565
Cancellation	(178,784)	(2,383)
December 31, 2020	265,461	13,182
24.     EARNINGS (LOSS) PER SHARE
Although there are differences between common and preferred shares as to voting and preemptive rights in the event of liquidation, the Company's preferred shares do not grant the right to receive fixed dividends. Preferred shares have economic power and the right to receive dividends 75 times greater than common shares. Accordingly, the Company considers that the economic power of preferred shares is greater than that of common shares. Therefore, the statement of operations for the period attributable to the controlling shareholders is allocated proportionally in relation to the total economic participation of the amount of common and preferred shares.
Basic earnings (loss) per share are calculated by dividing the net income (loss) for the period attributable to the Company's controlling shareholders by the weighted average number of all classes of shares outstanding during the period.
Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. However, due to the losses reported in the years ended December 31, 2020, 2019 and 2018 these instruments have a non-dilutive effect and therefore were not considered in the total number of shares outstanding to determine the diluted loss per share.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)

	Years ended December 31,
Description	2020	2019	2018

Numerator
Loss for the year	(10,834,709)	(2,403,086)	(635,731)

Denominator
Weighted average number of common shares	928,965,058	928,965,058	928,965,058
Weighted average number of preferred shares	329,779,360	328,571,282	325,310,485
75 preferred shares (*)	75	75	75
Weighted average number of equivalent preferred shares (*)	342,165,561	340,957,483	337,696,686
Weighted average number of equivalent common shares (**)	25,662,417,083	25,571,811,221	25,327,251,414
Weighted average number of stock options and restricted shares	63,789,234	9,865,114	11,530,390
Weighted average of shares that would have been issued at average market price	4,705,897	6,805,600	6,400,619

Basic loss per common share – R$	(0.42)	(0.09)	(0.03)
Diluted loss per common share – R$	(0.42)	(0.09)	(0.03)
Basic loss per preferred share – R$	(31.67)	(7.05)	(1.88)
Diluted loss per preferred share – R$	(31.67)	(7.05)	(1.88)

(*)
This refers to the participation in the value of the Company's total equity, calculated as if all 928,965,058 common shares had been converted into 12,386,200 preferred shares at the conversion ratio of 75 common shares for each preferred share.

(**)
This refers to the participation in the value of the Company's total equity, calculated as if the weighted average of preferred shares had been converted into common shares at the conversion ratio of 75 common shares for each 1 preferred share.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
25.     SHARE-BASED PAYMENT
The Company has three additional compensation plans for its management: the Stock Option Plan, the Restricted Stock Option Plan and the Stock Purchase Plan ("Phantom"). All of them aim to stimulate and promote the alignment of the objectives of the Company, shareholders, management and employees, and mitigate the risks in the generation of value of the Company by the loss of its executives, strengthening their commitment and productivity in the long-term results.
25.1     Stock option plan
The options granted in the Stock Option Plan require an acquisition period between 4 and 5 years, exercisable at a rate between 20% and 25% per year and have an average duration of eight years. The estimated volatility was calculated based on the historical volatility of shares of airlines listed on the stock exchanges in Brazil and the rest of Latin America.

Date of grant	Total options granted	Total outstanding options	Share exercise price	Fair value of option on the date of grant	Estimated volatility of share price	Expected dividend	Risk-free return rate	Average remaining maturity (in years)

12.11.09	5,032,800	296,470	3.42	1.93	47.67%	1.10%	8.75%	0
03.24.11	1,572,000	84,000	6.44	4.16	54.77%	1.10%	12.00%	0
04.05.11	656,000	8,960	6.44	4.16	54.77%	1.10%	12.00%	0
06.30.14	2,169,122	786,197	19.15	11.01	40.59%	1.10%	12.46%	0
07.01.15	627,810	231,638	14.51	10.82	40.59%	1.10%	15.69%	0
01.07.16	820,250	385,980	14.50	10.14	43.07%	1.10%	12.21%	0
07.06.17	680,467	490,355	22.57	12.82	43.35%	1.10%	10.26%	0.5
03.14.17	9,343,510	3,824,610	11.85	4.82	50.64%	1.10%	11.32%	1.2
12.31.20	20,901,959	6,108,210
Set out below the changes of the plans:

Description	Number of shares	Weighted average of exercise price (in R$)

At December 31, 2018	11,190,829
Cancelled	(69,085)
Exercised	(2,936,976)
At December 31, 2019	8,184,768	12.85
Exercised	(2,076,558)	11.45
At December 31, 2020	6,108,210	16.91

Number of exercisable options at:
At December 31, 2020	2,158,658	15.12
At December 31, 2019	2,294,135	13.81
The expense recognized in the statement of operations corresponding to the stock option plan for the year ended December 31, 2020 was R$9,489 (R$12,742 and R$16,677 as at December 31, 2019 and 2018, respectively).
25.2     Restricted stock option plan
The shares granted in the Restricted Stock Option Plan require an acquisition period of 4 years, exercisable at the rate of 25% per year. The estimated volatility was calculated based on the historical volatility of shares of airlines listed on the stock exchanges in Brazil and the rest of Latin America.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
Grants are measured based on the fair value of the share at the date premiums are granted.

Date of grant	Fair value of share (in reais)	Total granted	Total not exercised

06.30.14	21.00	487,670	3,967
07.01.15	21.00	294,286	4,047
07.01.16	21.00	367,184	7,722
07.06.17	24.17	285,064	59,080
08.07.18	24.43	291,609	129,860
08.05.19	51.65	170,000	115,774
06.19.20	21.80	1,382,582	1,332,555
		3,278,395	1,653,005
Set out below is the changes of the plans:

Description	Number of shares

At December 31, 2018	729,593
Granted	170,000
Cancelled	(49,748)
Delivered	(260,451)
At December 31, 2019	589,394
Granted	1,382,582
Cancelled	(74,024)
Delivered	(244,947)
At December 31, 2020	1,653,005
The expense recognized in the statement of operations corresponding to the restricted stock option plan for the year ended December 31, 2020 was R$13,421 (R$6,152 and R$6,254 as at December 31, 2019 and 2018,respectively).
25.3     Virtual Stock Option Plan – Phantom
Phantom Shares plans require an acquisition period of between 3 and 4 years, have a duration of between 6 and 8 years and the exercise price must be equal to the lowest share price traded on the market during the thirty trading sessions prior to the date of the granting of options approved by the Compensation Committee. The estimated volatility was calculated based on the historical volatility of the Company's shares. No dividends are expected for this plan. The fair value of this liability is reviewed and updated in each reporting period, according to the change in the fair value of the benefit granted and the acquisition of the right to exercise.

Date of grant	Total granted	Total outstanding	Exercise price		Price at the date of grant		Current share price		Fair value at the date of grant		Estimated volatiblity of share price	Risk-free return rate	Average remaining maturity (in years)

08.07.18	707,400	89,674	R$	10.35	R$	17.40	R$	39.30	R$	11.98	53.22%	3.02%	2.33
08.05.19	405,000	14,201	R$	10.35	R$	17.40	R$	39.30	R$	11.98	53.22%	3.02%	2.33
04.30.20	3,250,000	3,167,765	R$	10.35	R$	17.40	R$	39.30	R$	11.98	53.22%	3.02%	2.33
04.30.20	1,600,000	1,585,401	R$	10.35	R$	17.40	R$	39.30	R$	11.63	53.22%	3.02%	3.33
12.31.20	5,962,400	4,857,041

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
Set out below is the changes of the plan:

Description	Total outstanding

At December 31, 2018	707,400
Granted	405,000
Cancelled	(47,889)
Settled	(98,603)
At December 31, 2019	965,908
Granted	4,793,582
Cancelled	(898,881)
Settled	(3,568)
At December 31, 2020	4,857,041
The expense recognized in the statement of operations corresponding to the virtual stock option plan – phantom for the year ended December 31, 2020 was R$28,842 (R$13,373 and R$1,184 as at December 31, 2019 and 2018,respectively). As at December 31, 2020, the total obligation related to the plan is R$62,351 (R$11,647 as at December 31, 2019).
26.    OPERATING REVENUE

	Years ended December 31,
Description	2020	2019	2018

Passenger service	4,688,295	10,382,240	8,431,966
Loyalty program revenue	508,976	818,572	597,994
Cargo service	764,108	552,084	373,417
Other revenue	35,115	49,986	57,308
Total gross revenue	5,996,494	11,802,882	9,460,685
Taxes levied	(252,368)	(360,565)	(403,621)
Net revenue	5,744,126	11,442,317	9,057,064
Revenues by geographical location are as follows:

	Years ended December 31,
Description	2020	2019	2018

Domestic revenue	4,759,257	9,195,535	7,383,183
Foreign revenue	984,869	2,246,782	1,673,881
Net revenue	5,744,126	11,442,317	9,057,064

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
27.    FINANCIAL RESULT

	Years ended December 31,
Description	2020	2019	2018

Financial income
interest on short-term investments	23,187	12,462	31,947
Sublease receivable	28,714	29,695	33,129
Other	8,397	29,914	9,446
	60,298	72,071	74,522
Financial expenses
Interest on loans	(270,057)	(195,688)	(164,294)
Interest on lease	(1,438,825)	(732,723)	(606,076)
Interest on finance lease	(130,326)	(73,284)	(75,313)
Interest on factoring credit card receivables	(25,715)	(13,477)	(10,625)
Interest on provision for return of aircraft	(283,797)	(88,015)	(56,827)
Interest and fines on other operations	(225,082)	(129,954)	(79,822)
Share conversion right	(755,354)	—	—
Guarantee commission	(38,484)	(30,977)	(26,187)
Borrowing cost	(44,671)	(12,549)	(23,169)
Other	(57,630)	(52,857)	(52,515)
	(3,269,941)	(1,329,524)	(1,094,828)
Derivative financial instruments, net	(1,452,116)	325,452	298,094
Foreign currency exchange, net	(4,302,540)	(391,905)	(1,306,063)
Financial result, net	(8,964,299)	(1,323,906)	(2,028,275)
28.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Operating activities expose the Company and its subsidiaries to financial market risks related to fuel prices, foreign currency, interest rates, credit and liquidity. Such risks can be mitigated through the use of swaps, futures and options, in the fuel, U.S. dollar and interest market.
The Company's management supervises the monitoring of the market, credit and liquidity risks.
All activities with financial instruments for risk management are carried out by specialists with skill, experience and adequate supervision. It is the Company's policy not to enter into derivative transactions for speculative purposes.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
28.1    Accounting classification and fair value hierarchy of financial instruments
The accounting classifications of the Company's financial instruments and fair value hierarchy as at December 31, 2020 and 2019 are shown below:

		Carrying amount		Fair value
		December 31,		December 31,
Description	Level	2020	2019	2020	2019

Assets
Cash and cash equivalents	2	3,064,815	1,647,880	3,064,815	1,647,880
Accounts receivable	—	875,382	1,165,866	875,382	1,165,866
Aircraft sublease receivables	—	312,937	279,504	312,937	279,504
Short-term investments	2	946,281	1,459,708	946,281	1,459,708
Derivative financial instruments	2	428,309	825,924	428,309	825,924

Liabilities
Accounts payable	—	(2,561,727)	(1,376,850)	(2,561,727)	(1,376,850)
Accounts payable – Supplier finance	—	(157,801)	(249,727)	(157,801)	(249,727)
Reimbursement to customers	—	(221,342)	(4,032)	(221,342)	(4,032)
Loans and financing	—	(5,894,515)	(3,518,156)	(5,414,689)	(3,504,754)
Loans and financing – Conversion´s right	2	(1,465,999)	—	(1,465,999)	—
Lease liabilities	—	(12,520,812)	(12,106,621)	(12,520,812)	(12,106,621)
Derivative financial instruments	2	(421,034)	(310,190)	(421,034)	(310,190)
28.2    TAP Bonds
On March 14, 2016, the Company acquired Series A convertible bonds issued by TAP ("TAP Bonds") in the amount of €90 million. TAP Bonds mature in 10 years from their issue, with annual interest of 3.75% until September 20, 2016 and at the rate of 7.5% in the following years. The accrued interest shall be paid on the maturity date or until the early redemption of the securities, whichever is earlier.
On August 10, 2020, as informed at the Extraordinary General Meeting, due to the crisis caused by the COVID-19 pandemic, the Portugal Government negotiated an aid of €1.2 billion for TAP with the European Commission, such aid being conditional among other factors to the elimination of the right to convert senior bonds, since they would not be diluted by the Portugal Government's financial contribution. Accordingly, there are no other rights or obligations measured at fair value requiring level 3 information, according to the fair value hierarchy set out in IFRS 13 – Fair Value Measurement.
As a result, the elimination of the conversion right resulted in a loss of R$637,639, recorded under “Result from related party transactions, net”.
As at December 31, 2020, rights receivable related to TAP Bonds correspond to R$854,462 (R$1,236,828 as at December 31, 2019), as shown in Note 6.
28.3    Derivative financial instruments
Derivative financial instruments, designated or not as hedge transactions, and their changes are presented in Note 19 to these financial statements.
28.4    Market risks
28.4.1 Interest rate risk
As at December 31, 2020, the Company had swap contracts to hedge against the effect of fluctuations in interest rates on part of payments for finance leases. During the year ended December 31, 2020, the Company recognized a total gain from interest hedge transactions in the amount of R$30,949 (R$142,220 and R$217,422 as at December 31, 2019 and 2018,respectively).

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
28.4.2 Aviation fuel price risk (“QAV”)
The price of QAV varies depending on the volatility of the price of crude oil and its derivatives. To mitigate losses linked to variations in the fuel market, the Company had, as at December 31, 2020, forward transactions on fuel. During the year ended December 31, 2020, the Company recognized total losses in the statement of operations of R$1,371,941 related to fuel derivatives (gain of R$115,189 and loss of R$110,549 as at December 31, 2019 and 2018).
28.4.3 Foreign currency risk
The foreign currency risk arises from the possibility of unfavorable exchange differences to which the Company's liabilities or cash flows are exposed. The Company constantly monitors the net exposure in foreign currency and evaluates the contracting of hedge transactions to protect the non-operating cash flow, projecting for a maximum period of up to 12 months, and a longer term if deemed appropriate, to minimize its exposure. During the year ended December 31, 2020, the Company recognized losses on foreign exchange derivative transactions in the amount of R$74,371 (gain of R$68,043 and R$191,222 as at December 31, 2019 and 2018,respectively).
The exposure to foreign currency is as follows:

	Exposure to US$		Exposure to €
	December 31,		December 31,
Description	2020	2019	2020	2019

Assets
Cash, cash equivalents and short-term invesments	262,309	289,297	—	—
Security deposits and maintenance reserves	1,540,231	1,613,221	—	—
Aircraft sublease receivables	312,937	279,504	—	—
Long-term investment	—	160,871	854,462	1,236,828
Derivative rights	155,920	121,968	—	—
Other assets	293,526	244,355	—	—

Total assets	2,564,923	2,709,216	854,462	1,236,828

Liabilities
Accounts payable	(831,429)	(424,411)	—	—
Loans and financing	(5,741,253)	(2,624,114)	—	—
Lease liabilities	(12,463,426)	(12,034,392)	—	—
Derivative obligations	(81,274)	—	—	—
Other liabilities	(951,348)	(688,134)	—	—
Total liabilities	(20,068,730)	(15,771,051)	—	—

Net exposure	(17,503,807)	(13,061,835)	854,462	1,236,828
Net exposure in foreign currency	(3,368,254)	(3,240,587)	133,972	273,000
28.5    Credit risk
Credit risk is inherent to the Company's operating and financial activities, mainly disclosed in cash and cash equivalents, short-term investments, accounts receivable, subleases receivable, security deposits, maintenance reserves and other financial assets included in other assets. Financial assets classified as cash and cash equivalents and short-term investments are deposited with counterparties that have a minimum investment grade rating in the assessment made by agencies S&P, Moody's or Fitch (between AAA and A+). Most of them are contracted on a commodities and futures exchange, which substantially mitigates credit risk. TAP Bonds are guaranteed by intellectual property rights and credits related to the TAP mileage program.
Credit limits are established for all customers based on internal classification criteria and the carrying amounts represent the maximum credit risk exposure. The credit quality of the customer is assessed based on an extensive internal credit rating system. Outstanding receivables from customers are frequently monitored by the Company.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
Derivative financial instruments are contracted on the over-the-counter market (OTC) from counterparties with a minimum investment grade rating, or on commodities and futures exchanges (B3 and NYMEX), which substantially mitigates credit risk. The Company has an obligation to assess the risks of counterparties in financial instruments and to diversify the exposure periodically.
28.6    Liquidity risk
The maturity schedules of the Company's consolidated financial liabilities as at December 31, 2020 are as follows:

	December 31, 2020
Description	Carrying amount	Contractual cash flows	2021	2022	2023	2024	After 2025

Accounts payable	2,561,727	2,561,727	2,238,668	156,889	83,670	41,168	41,332
Accounts payable – supplier finance	157,801	157,801	157,801	—	—	—	—
Loans and financing	7,360,514	7,439,673	874,925	767,353	935,286	2,276,106	2,586,003
Lease liabilities	12,520,812	27,168,570	2,498,180	3,206,765	3,641,808	3,610,754	14,211,063
Derivative obligations	421,034	421,034	173,768	70,577	66,570	110,119	—
Reimbursement to customers	221,342	221,342	221,342	—	—	—	—
	23,243,230	37,970,147	6,164,684	4,201,584	4,727,334	6,038,147	16,838,398
28.7    Sensitivity analysis of financial instruments
28.7.1 Risk factor: Foreign currency variations
As at December 31, 2020, the Company adopted an exchange rate of R$5.1967/US$1.00 and R$6.3779/€1.00, corresponding to the month's closing rate announced by the Central Bank of Brazil as a probable scenario. The table below shows the sensitivity analysis and the effect on the result of the foreign exchange rate fluctuation in the amount exposed at December 31, 2020:

	Exposure to US$		Exposure to €
Description	Rate	December 31, 2020	Rate	December 31, 2020

Net exposure at 12.31.20	5.1967	(17,503,807)	6.3779	854,462

Effect on result

Foreign currency devaluation by -50%	2.5984	8,751,904	3.1890	(427,231)
Foreign currency devaluation by -25%	3.8975	4,375,952	4.7834	(213,616)
Foreign currency appreciation by 50%	7.7951	(8,751,904)	9.5669	427,231
Foreign currency appreciation by 25%	6.4959	(4,375,952)	7.9724	213,616

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
28.7.2    Risk factor: changes in QAV prices
As at December 31, 2020, the Company has oil derivative contracts to protect future QAV consumption. The probable scenarios used by the Company are the market curves at the December 31, 2020 closing for derivatives that protect the fuel price risk. The table below shows the sensitivity analysis in U.S. dollar of the fluctuation of QAV barrel prices:

	Exposure to HOA (a)
Description	Price (b)	December 31, 2020

HOA reference price at 12.31.20	150	81,274

Effect on statements of operations

HOA devaluation by -50%	75	(98,454)
HOA devaluation by -25%	112	(45,667)
HOA appreciation by 50%	225	98,454
HOA appreciation by 25%	187	45,667

(a)	HOA – Heating Oil
(b)	Average price in U.S. dollar, per gallon, projected for the next 12 months.
28.7.3 Risk factor: changes in interest rates
As at December 31, 2020, the Company held financial investments and debts linked to various types of rates. In the sensitivity analysis of non-derivative financial instruments, the impact on annual interest was only considered on positions with values and exposed to such fluctuations, according to the scenarios shown below:

	Exposure to CDI		Exposure to LIBOR rate
Description	Rate p.a.	December 31, 2020	Rate p.a. (a)	December 31, 2020

Net exposure at 12.31.20	2.8%	1,113,627	2.7%	(650,740)

Effect on statements of operations

Interest rate devaluation by -50%	1.4%	(53,593)	1.3%	30,695
Interest rate devaluation by -25%	2.1%	(45,937)	2.0%	26,310
Interest rate appreciation by 50%	4.1%	53,593	4.0%	(30,695)
Interest rate appreciation by 25%	3.4%	45,937	3.4%	(26,310)

(a)	Weighted rate.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
28.8    Capital management
The Company seeks capital alternatives in order to satisfy its operational needs, aiming at a capital structure that it considers adequate for the financial costs and the maturity dates of funding and its guarantees. The Company monitors its degree of financial leverage, which corresponds to net debt, including short and long-term loans, as shown below:

	December 31,
Description	2020	2019

Cash and cash equivalents	3,064,815	1,647,880
Short-term investments	946,281	1,459,708
Aircraft sublease receivables	312,937	279,504
Loans and financing	(7,360,514)	(3,518,156)
Lease liabilities	(12,520,812)	(12,106,621)
Net debt	(15,557,293)	(12,237,685)
29.    NON-CASH TRANSACTIONS

Consolidated
Description	December 31, 2020

Supplier finance	157,801
Derivative debt acknowledgment	527,375
Acquisition of property and equipment through financing (IFRS 16)	2,561,504
Decrease in lease liabilities	5,701,928
30.     COMMITMENTS
30.1     Aircraft acquisition
As at December 31, 2020, the Company had contractually assumed the commitment to acquire 132 aircraft, 94 directly from manufacturers and 38 from lessors (147 as at December 31, 2019, 94 directly from manufacturers and 53 from lessors). The related financial disbursements calculated at present value are shown below:

	December 31,
Description	2020	2019

2020	—	3,011,655
2021	1,941,843	3,318,239
2022	855,247	3,628,931
2023	565,661	4,122,212
2024	1,533,423	1,925,315
2025	1,351,477	1,901,725
After 2025	3,926,183	4,955,775
	10,173,834	22,863,852
30.2     Letters of credit
As at December 31, 2020, the Company issued letters of credit in the amount of US$522 million (US$529 million as at December 31, 2019), equivalent to R$2,713,794 (R$2,134,186 as at December 31, 2019) and bank guarantees in the amount of R$38,270 (R$50,432 as at December 31, 2019) related to security deposits, maintenance reserves and local guarantees.

Notes to the consolidated financial statements
December 31, 2020
(In thousands of Brazilian reais – R$, unless otherwise indicated)
31.     SUBSEQUENT EVENT
31.1 COVID-19 Second wave
During March 2021, Brazil started to experience the impacts of a second wave of COVID-19, the persisting impacts of the pandemic and uncertainties raised a turmoil in the market and a cooling of the economy. Therefore, there has been a reduction in demand for flights. Aiming to maintain adequate levels of liquidity, Management is negotiating postponement of payments to lessors and suppliers and suspended all non-urgent expenditures.
******