Form 20-F
period 2021-12-31
AZUL SA
filed 2022-05-02
CIK 1432364

As submitted to the Securities and Exchange Commission on April 29, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Avenida Marcos Penteado de Ulhôa Rodrigues, n. 939, 8th floor
Edifício Jatobá, Condomínio Castelo Branco Office Park
Tamboré, Barueri, State of São Paulo, Zip Code 06460-040
Federative Republic of Brazil
(Address of principal executive offices)
Alexandre Wagner Malfitani (Chief Financial Officer and Investor Relations Officer)
E-mail: invest@voeazul.com.br
Telephone: +55.11.4831-2880
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
Securities registered or to be registered pursuant to Section 12 (g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
    928,965,058    Common Shares
    333,680,010    Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☒    No  ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
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
Large accelerated filer   ☒
Accelerated filer  ☐
Non-accelerated filer   ☐
Emerging growth company  ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13 (a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404 (b) of the Sarbanes-Oxley Act (15 U.S.C. 7262 (b)) by the registered public accounting firm that prepared or issued its audit report.
Yes  ☒    No  ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report or an attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b))
Yes   ☒    No  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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
Yes  ☐    No  ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15 (d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:
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
•    “ADS” means American depositary shares.
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
•    “audited consolidated financial statements” means our audited consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019.
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
•    “Cirium” means a real-time provider of data for analyzing route dynamics, passenger demand and operational performance.
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
•    “IATA” means the International Air Transport Association.
•    “IBGE” means the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística).
•    “ICAO” means the International Civil Aviation Organization.
•    “IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board.
•    “INFRAERO” means Empresa Brasileira de Infraestrutura Aeroportuária—INFRAERO, a Brazilian state-controlled corporation reporting to the Ministry of Infrastructure that is in charge of managing, operating and controlling federal airports, including control towers and airport safety operations.
•    “INPI” means the Brazilian Institute of Industrial Property (Instituto Nacional da Propriedade Industrial).
•    “IntelAzul S.A." or “IntelAzul” means the entity formerly known as TRIP Linhas Aéreas S.A., which was later acquired by Azul, changing its corporate name to “IntelAzul S.A.”.
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
•    “principal shareholder” means David Gary Neeleman, or simply David Neeleman.
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
•    “Shareholders’ Agreement” means that certain shareholders’ agreement, dated September 1, 2017 and amendment dated on March 3, 2021 entered into by and between us and the holders of our common shares, David Neeleman, Trip, Rio Novo and Calfinco.
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
•    “TRIP” means the entity formerly known as TRIP Linhas Aéreas S.A., which was later acquired by Azul, changing its corporate name to "IntelAzul S.A.”. Currently, this entity has the corporate name "IntelAzul S.A."
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
•    “TSA” means the United States Transportation Security Administration.
•     “TwoFlex” means Two Taxi Aereo Ltda., actually denominated Azul Conecta Ltda. (“Azul Conecta”).
•    “United” means United Airlines Inc.
•    “Vibra Energia” means Vibra Energia S.A., a energy company.
•    “Viracopos” means the main airport of Campinas, located approximately 100 km from the city of São Paulo.
•    “yield” represents the average amount one passenger pays to fly one kilometer.
Summary of Risk Factors
An investment in our preferred shares is subject to a number of risks, including risks relating to the nature of our business as an airline and the aviation industry, our operations in Brazil and our common shares. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risk Relating to Our Business and the Brazilian Aviation Industry
•The airline industry is characterized by high fixed costs and relatively elastic revenues, airlines cannot quickly reduce their costs to respond to shortfalls in expected revenues.
•The outbreak of highly contagious diseases worldwide, such as the recent COVID-19 pandemic, can lead to major disruptions and have a material adverse effect on our business, financial condition, liquidity and results of operations.
•Consolidation in the airline industry, other actions by our competitors, fluctuations in fuel costs and other changes in economic conditions could adversely affect us and our ability to implement our growth strategy.
•We are highly dependent on our three hubs at Viracopos airport, Confins airport and Recife airport for a large portion of our business and we depend upon Embraer, ATR and Airbus to support our fleet of aircraft. In addition, we rely on agreements with third parties to provide our customers and us with facilities and services and we rely on partner airlines for codeshare and loyalty marketing arrangements. Any disruption in our major hubs, with our service providers or in the timely delivery of aircraft can have a negative impact on our business.
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
Risk Relating to Brazil
•The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our preferred shares, including in the form of ADSs.
•Economic, health, political, and environmental crises, or any other kind of crisis that has the ability to impact the Brazilian economy, may affect the Brazilian population’s purchasing power, which may result in a decrease in demand for air travel and, consequently, affect our business.
•We cannot predict which policies the incoming President of Brazil may adopt or change during his or her mandate or the effect that any such policies might have on our business and on the Brazilian economy.
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
Market Share and Other Information
This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Data and statistics regarding the Brazilian civil aviation market are based on publicly available data published by ANAC, INFRAERO, ABRACORP, Ministry of Transportation, Ports and Civil Aviation and Aeroportos Brasil, among others. Data and statistics regarding international civil aviation markets are based on publicly available data published by ICAO or IATA. We also make statements in this annual report about our competitive position and market share in, and the market size of, the Brazilian airline industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe to be reasonable, such as Cirium, ANAC and Dados Comparativos Avançados (Advanced Comparative Data, a monthly report issued by ANAC that contains preliminary information on the number of ASKs and RPKs recorded in the Brazilian civil aviation market), and ABEAR. In addition, we include additional operating and financial information about Gol, LATAM, Smiles and LATAM Pass, which is derived from the information released publicly by them, including disclosure filed with or furnished to the SEC and other information made available on their respective websites. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable, we have not independently verified it. Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed. In addition, the data that we compile internally and our estimates have not been verified by an independent source.
Presentation of Financial and Other Information
Our audited consolidated financial statements, as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 are included in this annual report. Our financial statements were prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.
The financial information presented in this annual report should be read in conjunction with our financial statements, the related notes included elsewhere in this annual report and the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects.”
Convenience Translations
This annual report contains conversions of certain Brazilian real amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Brazilian real amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate or any other exchange rate as of that or any other date. Unless we indicate otherwise, the U.S. dollar equivalent for information in Brazilian reais is based on the commercial selling rate published by the Central Bank of Brazil on December 31, 2021, which was R$5.5805 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Brazilian reais.

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
Note Regarding Operating Data
The following operating data are often provided, and utilized by the Company’s management, analysts, and investors to enhance comparability of year-over-year results, as well as to compare results to other airlines: Available seat kilometers (ASKs); Passenger revenue per ASK (PRASKs); Operating revenue per ASK (RASK); and total operating cost divided by ASK (CASK) amongst others.
Operating Data

	As of and For the Years Ended December 31,
	2021	2021	2020	2019
	(US$)(1)	(R$)	(R$)	(R$)

Operating Statistics (unaudited)
Operating passenger aircraft at end of period	161	161	162	142
Total aircraft at end of period	179	179	185	166
Cities served at end of period	147	147	112	116
Average daily aircraft utilization (hours)	8.3	8.3	5.4	11.3
Stage length (km)	1,057	1,057	1,083	1,050
Number of departures	245,102	245,102	158,070	295,354
Block hours	409,424	409,424	266,881	495,362
Passenger flight segments	23,311,416	23,311,416	14,796,044	27,674,247
Revenue passenger kilometers (RPKs) (million)	24,851	24,851	16,311	29,941
Available seat kilometers (ASKs) (millions)	31,386	31,386	20,395	35,868
Load Factor (%)	79.2%	79.2%	80.0%	83.5%
Passenger revenue (in thousands)	US$1,578,899	R$8,811,044	R$5,039,607	R$10,907,889
Passenger revenue adjusted (in thousands)(2)	US$1,578,899	R$8,811,044	R$5,088,747	R$10,907,889
PRASK (cents)	R$5.03	R$28.07	R$24.71	R$30.41
PRASK adjusted (cents)(2)	R$5.03	R$28.07	R$24.95	R$30.41
RASK (cents)	R$5.69	R$31.78	R$28.16	R$31.90
RASK adjusted (cents)(2)	R$5.69	R$31.78	R$28.41	R$31.90
Yield per ASK (cents)(2)	R$6.35	R$35.46	R$30.90	R$36.43
Yield per ASK adjusted (cents)(2)	R$6.35	R$35.46	R$31.20	R$36.43
Trip cost	US$7,258.95	R$40,508.56	R$45,190.14	R$42,788.37
Trip cost adjusted(3)	US$7,258.95	R$40,508.56	R$45,896.62	R$31,863.06
End-of-period FTEs per aircraft	86	86	74	93
CASK (cents)	US$5.61	R$31.30	R$35.02	R$35.23
CASK adjusted (cents)(3)	US$5.67	R$31.63	R$35.57	R$26.24
CASK ex-fuel adjusted (cents)(3)	US$3.81	R$21.26	R$28.17	R$17.63
Fuel liters consumed (thousands)	980	980	651	1,203
Average fuel cost per liter	US$0.59	R$3.32	R$2.32	R$2.56

(1)
For convenience purposes only, the amounts in reais as of December 31, 2021 have been translated to U.S. dollars using the rate of R$5.5805, which corresponds to the commercial selling rate for US$1.00 as of December 31, 2021, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

(2)	Passenger revenue adjusted, PRASK adjusted, RASK adjusted and Yield per ASK adjusted for non-recurring items totaled R$49.1 million in 2020, recognized in pax revenue.
(3)
Trip cost adjusted, CASK adjusted and CASK excluding all fuel costs adjusted for non-recurring items and impairment totaled R$7.8 million gain in 2021, R$141.7 million gain in 2020 and R$3.2 billion loss in 2019.

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
These statements appear throughout this annual report and include statements regarding our intent, belief or current expectations in connection with:
•    the economic, financial and other effects of the outbreak of the 2019 strain of coronavirus (including variants), or COVID-19, or other pandemics, epidemics and similar crises, and governmental responses thereto, particularly as such factors impact Brazil and the other markets in which we operate and continue to cause severe ongoing negative macroeconomic effects and disruptions to financial markets and the global economy, with a significant impact on the ability of businesses, including ours, to operate normally, thus heightening many of the other risks described in the “Risk Factors” section of this annual report;
•    the outbreak of diseases or public health threats such as the COVID-19 pandemic;
•    developments and the perception of risks in connection with ongoing corruption and other investigations and increasing fractious relations and infighting within the Bolsonaro administration, as well as policies and potential changes to address these matters or otherwise, including economic, healthcare and fiscal reforms, any of which may negatively affect growth prospects in the Brazilian economy as a whole;
•    our ability to implement in a timely and efficient manner, any measure necessary to respond to or reduce the impacts of developments related to the COVID-19 pandemic on our business, operations, cash flow, prospects, liquidity and financial conditions;
•changes in market prices, customer demand and preferences and competitive conditions;
•    general economic, political and business conditions in Brazil, particularly in the geographic markets we serve as well as any other countries where we currently operate and may operate in the future, including developments and the perception of risks in connection with volatility from the 2022 presidential elections in Brazil;
•    our ability to keep costs low;
•    existing and future governmental regulations;
•    increases in maintenance costs, fuel costs and insurance premiums, especially in light of the conflict between Russia and Ukraine;
•    our ability to maintain landing rights in the airports where we operate;
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

•    inflation, appreciation, depreciation and devaluation of the real, as well as interest rates and exchange rates in Brazil and the other markets in which we operate, which have been particularly volatile as a result of the ongoing effects of the COVID-19 pandemic and the conflict in the Ukraine;
•    our aircraft and engine suppliers;
•    significant public health crises, epidemics or pandemics, including the recent COVID-19 pandemic, may adversely affect our business, results of operations and financial condition; and
•    other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed as set forth under “Item 3.D. Risk Factors.”
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
A.    [Reserved]
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
To the extent that information relates to, or is obtained from sources related to, the Brazilian government or Brazilian macroeconomic data, industry data or other third parties, the following information has been extracted from official publications of the Brazilian government or other reliable third-party sources and has not been independently verified by us.
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
In addition, from 2014 to 2016, Brazil was in a recession, and from 2017 to 2019, it grew slowly. As a result of the COVID-19 pandemic and related economic impact, GDP increased 1.1% in 2019, declined by 4.1% in 2020, then increased by 4.6% in 2021, exceeding the loss caused by the effects of the COVID-19 pandemic in 2020.
The Brazilian federal government is facing increasing pressures from the population to implement economic reforms. We cannot predict what measures the Brazilian federal government will take in the face of mounting macroeconomic pressures or otherwise.
Developments in Brazil’s political landscape, such as elections, including the 2022 Brazilian presidential election, may also impact us. Uncertainty regarding political developments and over whether the current or future Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future, aggravated by the impacts of the COVID-19 pandemic and the escalation of the conflicts in Ukraine, may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our preferred shares, including in the form of ADSs. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and the trading price of our preferred shares, including in the form of ADSs. We cannot predict what future policies will be adopted by current or future Brazilian governments, or whether these policies will result in adverse consequences to the Brazilian economy or cause an adverse effect on us. See “—The ongoing economic uncertainty and political instability in Brazil may adversely affect us and the price of our preferred shares, including in the form of ADSs.”
Economic, health, political, and environmental crises, or any other kind of crisis that has the ability to impact the Brazilian economy, may affect the Brazilian population’s purchasing power, which may result in a decrease in demand for air travel and, consequently, affect our business.
Economic, health, political, and environmental crises, or any other kind of crisis that has the ability to impact the Brazilian economy, may affect the Brazilian population’s purchasing power, which may result in a decrease in sales of our products and services. The 2008 financial crisis, for example, caused exchange rate fluctuations that devalued the real, along with increased restriction of credit in the domestic market, increased rates of unemployment, increases in default and, consequently, a decrease in expendable income in Brazil.
In the same vein, the COVID-19 pandemic has caused since 2020 negative global economic impacts, in 2020 we recorded an operating revenue of R$5.8 billion, compared to R$ 11.1 billion in 2019, representing a decreased of 49.4% year over year. ASK decreased 43.1% reaching 20.395 million in 2020, compared to 35.868 million in 2019. However, in 2021 due to its sustainable competitive advantages of its business model, Azul was one of the very few airlines worldwide to surpass pre-pandemic revenues already in 4Q21, when the operating revenue reached a record R$3.7 billion, more than double 4Q20, and 14.7% up compared to the same period in 2019.
As a result of the COVID-19 pandemic, the purchasing power of the Brazilian population decreased and we believe it may continue to decrease, which may lead to a significant reduction in expendable income and impact demand for air travel, which in turn may negatively affect our results.
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

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. In addition, various investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as Lava Jato, have negatively impacted the Brazilian economy and political environment, the general market perception of the Brazilian economy, political environment and the Brazilian capital markets, as well as the image and reputation of the companies involved. Members of the Brazilian government, as well as senior officers of large state-owned companies, have faced allegations or convictions of, or have entered into plea bargain or leniency agreements for crimes related to crimes of political of corruption and money laundering. Although the task force in connection with Lava Jato was wound up in February 2021, we cannot assure that new investigations will not be launched or that additional persons will not become subject to investigation.
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
Moreover, the Brazilian economy is subject to the effects of uncertainty over political developments in Brazil. In 2022, Brazil will hold elections for President, senators, federal deputies and state deputies. The leading candidates in the Presidential race are incumbent Jair Messias Bolsonaro and former President Luiz Inácio Lula da Silva, representing distinctly opposing political ideologies. Electoral uncertainty could lead to high volatility in Brazilian financial markets, and uncertainty regarding political developments and the policies the Brazilian federal government may adopt or alter may have material adverse effects on the macroeconomic environment in Brazil, as well as on businesses operating in Brazil, including ours.
Any of the above factors may create additional political uncertainty, which could have a material adverse effect on the Brazilian economy and, consequently, on us and the price of our preferred shares, including in the form of ADSs.
We cannot predict which policies, the incoming President of Brazil, may adopt or change during his or her mandate or the effect that any such policies might have on our business and on the Brazilian economy.
In 2022, Brazil will hold elections for President and current president, Jair Bolsonaro, is one of the leading candidates. If Mr. Bolsonaro is reelected we cannot predict what policies he will maintain and which policies he may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Further, if another candidate is elected, we cannot predict what policies might be modified or reversed, and the impact such changes may have on our business and on the Brazilian economy. Furthermore, uncertainty over whether the acting Brazilian government under the new administration will implement changes in policy or regulation in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the securities issued abroad by Brazilian companies. Any such new policies or changes to current policies may have a material adverse effect on us or the price of our preferred shares, including in the form of ADRs.
Political instability and uncertainty surrounding the future of the current administration, may have adverse effects on the political and economic environment in Brazil as well as our business.
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
President Bolsonaro’s response to the pandemic has been sharply criticized both within Brazil and internationally, with the destabilizing effects of the COVID-19 pandemic enhancing political uncertainty and stability in Brazil, particularly following the departure of several high-profile federal ministers and corruption allegations against President Bolsonaro.
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
The Brazilian currency has been historically volatile and has devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.87 per U.S. dollar on December 31, 2018, and R$4.03 per U.S. dollar on December 31, 2019, reflecting a 4.02% depreciation in the real against the U.S. dollar. Since the outbreak of the COVID-19 pandemic until December 31, 2020, the real depreciated over 29% as compared to the U.S. dollar and the real/U.S. dollar exchange rate reported by the Central Bank was R$5.20 per U.S. dollar on December 31, 2020. In 2021, the real further depreciated against the U.S. dollar and, as of December 31, 2021, the U.S. dollar selling rate was R$5.58 per US$1.00 There can be no assurance that the real will not further depreciate against the U.S. dollar or other currencies in the future.
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
 Most of our revenues are linked to the real and a significant part of our operating expenses, such as fuel, certain aircraft operating lease agreements, certain flight hour maintenance contracts and aircraft insurance, are denominated in, or linked to, foreign currency. In addition, we have and may incur substantial amounts of U.S. dollar-denominated operating lease or financial obligations, fuel costs linked to the U.S. dollar and U.S. dollar-denominated indebtedness in the future or similar exposures to other foreign currencies. As of December 31, 2021, 2020 and 2019, 43.2%, 33.2% and 41.3% of our operating expenses, respectively, were denominated in, or linked to, foreign currency. Historically, we have been able to increase our fares and revenues to compensate for the impact from U.S. dollar appreciation on our expenses, but there is no assurance that we will continue to be able to do so.
In addition, largely as a result of the conflict between Russia and Ukraine, Brent oil prices sharply increased from about US$75 per barrel at the end of 2021 to US$128 per barrel on March 8, 2022. It is possible that our U.S. dollar denominated operating expenses will further increase as a result of such increase in Brent oil prices.
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
According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, Brazilian inflation rates were 10.1%, 4.5%, 4.3%, 3.8% and 2.9% for the years 2021, 2020, 2019, 2018 and 2017, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could adversely affect us and the price of our preferred shares, including in the form of ADSs. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the SELIC (Sistema Especial de Liquidação e Custódia), the Central Bank’s overnight rate, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil), or COPOM, increased from 10.00% at the beginning of 2014 to a high point of 14.25% in 2016 before a series of rate reductions in 2017, 2018 and 2019, bringing the SELIC rate down to 7.00% as of December 31, 2017, 6.50% as of December 31, 2018, to 4.50% as of December 31, 2019 and to 2.00% as of December 31, 2020. As of December 31, 2021, the SELIC rate was 9.25%. In February 2022, the SELIC rate was further increased to 10.75%. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.
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
The economic and market conditions of other countries, including the United States, countries of the Europe, and emerging markets, may affect the credit availability and the volume of foreign investments in Brazil and in the countries in which we do business, to varying degrees. Since 2020, Brexit has contributed to increased volatility and uncertainty in a number of financial markets. In addition, the crisis affecting emerging markets that began in the second quarter of 2018 as a result of the rise in interest rates by the U.S. Federal Reserve and the trade war between the United States and China, among other factors, could have an impact on the Brazilian economy.
Moreover, recent global developments relating to Russia’s invasion of Ukraine have generated uncertainty in global capital markets, and United States and European stock markets have seen increased price volatility. We cannot predict how these developments will evolve and whether or to what extent they may affect Brazilian capital markets and, consequently, us.

Political risks remain mainly from the escalating conflict in Ukraine, medium-term relationship between the United States and China, uncertainty over government instabilities in Europe and other local geopolitical risks. The materialization of these risks may affect global growth and decrease investors’ interest in assets from Brazil and other countries in which we do business, which may materially and adversely affect the market price of our preferred shares, including in the form of ADSs, making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.
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
We can be adversely affected by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors. Brazil lost its investment grade sovereign debt credit rating by the three main U.S. based credit rating agencies, Standard & Poor’s, Moody’s and Fitch in 2015. Standard & Poor’s downgraded Brazil’s sovereign debt credit rating from BBB- to BB+ in September 2015, subsequently reduced it to BB in February 2016, and maintained its negative outlook on the rating, citing Brazil’s fiscal difficulties and economic contraction as signs of a worsening credit situation. In December 2015, Moody’s placed Brazil’s Baa3 sovereign debt credit rating on review and downgraded Brazil’s sovereign credit rating in February 2016 to Ba2 with a negative outlook, citing the prospect for further deterioration in Brazil’s indebtedness figures amid a recession and challenging political environment. Fitch downgraded Brazil’s sovereign credit rating to BB+ with a negative outlook in December 2015, citing the country’s rapidly expanding budget deficit and worse-than-expected recession, and further downgraded Brazil’s sovereign debt credit rating in May 2016 to BB with a negative outlook. On January 11, 2018 Standard & Poor’s further downgraded Brazil’s sovereign credit rating due to concerns over a large deficit, stalled pension reform and presidential elections. On February 23, 2018, Fitch further downgraded Brazil’s sovereign credit rating to BB-minus with a stable outlook. Moody’s reaffirmed Brazil’s Ba2 rating with a stable outlook in May 2020. Standard & Poor’s reaffirmed Brazil’s sovereign credit rating at BB- with a stable outlook in November 2021. Fitch reaffirmed Brazil’s sovereign credit rating at BB- with a negative outlook in December 2021.
Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, adversely affect the price of our preferred shares, including in the form of ADSs.
Variations in interest rates may have adverse effects on us.
We are exposed to the risk of interest rate variations, principally in relation to the Interbank Deposit Rate, or CDI Rate. We have been benefited by the reduction over the recent years in the CDI Rate, but if the CDI Rate were to increase, our repayments under certain loans, operating and finance leases would increase, and we may not be able to adjust the prices we charge to offset increased payments.
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

In particular, the U.K. Financial Conduct Authority (“FCA”) announced that the FCA would no longer oblige banks to contribute to the calculation of LIBOR after the end of 2021 and, on March 5, 2021, confirmed that all LIBOR settings would either cease to be provided by any administrator or no longer be representative immediately after December 31, 2021, in the case of all sterling, euro, Swiss franc and Japanese yen settings, and the 1-week and 2-month US dollar settings and immediately after June 30, 2023, in the case of the remaining US dollar settings. On November 18, 2020, ICE Benchmark Administration (“IBA”) announced that all LIBOR rates for certain currencies other than U.S. Dollar LIBOR (“USD LIBOR”), would cease publication at the end of 2021. On November 30, 2020, IBA announced that, following a consultation period, for USD LIBOR, it intended to cease publication of 1-week and 2-month LIBOR at the end of 2021 and that it did not intend to cease publication of other tenors of USD LIBOR until June 30, 2023.
In accordance with announcements by the FCA and the IBA, publication of most non-U.S. dollar LIBOR rates ceased as of the end of December 2021. While publication of the one-, three- and six-month Sterling and Japanese yen LIBOR settings will continue at least until the end of 2022 on the basis of a “synthetic” methodology (known as “synthetic LIBOR”), these rates have been designated unrepresentative by the FCA and are solely available for use in legacy transactions. Furthermore, while certain U.S. dollar LIBOR tenors are expected to continue to be published until June 30, 2023, the U.S. banking agencies and the FCA have issued guidance instructing banks to cease entering into new contracts referencing U.S. dollar LIBOR no later than December 31, 2021, with certain exceptions.
The cessation of LIBOR for various currencies at the end of 2021 (and pending cessation in 2023 for certain tenors of USD LIBOR) will also result in replacement rates being used more widely, including in the instruments documenting certain of our financial obligations. For example, in the U.S., a group convened by the Federal Reserve Board and the Federal Reserve Bank of New York, called the Alternative Reference Rate Committee (“ARRC”) and comprised of a diverse set of private sector entities, has identified the Secured Overnight Financing Rate (or “SOFR”) as its preferred alternative rate for the USD LIBOR and the Federal Reserve Bank of New York has begun publishing SOFR daily. Many banks in the U.S. have begun entering into transactions where interest is determined based on SOFR or plan to do so during the course of 2022, as recommended by the ARRC and certain regulators. Additionally, many financial contracts, including some which govern our financial obligations, include replacement alternatives for LIBOR upon the cessation of LIBOR. It is possible that some U.S. lenders will elect to use alternative rates other than SOFR. Central banks in several other jurisdictions have also announced plans for publishing alternative reference rates for other currencies.
In addition, on November 29, 2017, the Bank of England and the FCA announced that, as of January 2018, its working group on Sterling risk free rates has been mandated with implementing a broad-based transition to the Sterling Overnight Index Average (“SONIA”) over the next four years across sterling bond, loan and derivative markets so that SONIA is established as the primary sterling interest rate benchmark by the end of 2021. In the U.K., market participants have started to transition to the SONIA, in line with FCA guidance.
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
On February 18, 2020, the debt restructuring court approved the judicial recovery plan and on March 19, 2020, Aeroportos Brasil filed an application to ANAC for the rebidding of Viracopos airport, in compliance with the judicial recovery plan. On July 17, 2020, the Federal Government enacted Decree No 10.427/2020, authorizing the rebidding of Viracopos airport. The Ministry of Infrastructure shall submit, within 90 days, its assessment to the Programa de Parcerias de Investimentos (Investment Partnership Program) of the possibility of transferring the debts acquired by the current concessionaire to the financiers of the new concessionaire. The auction is planned to take place in the third quarter of 2022.
The Brazilian government expects to issue the public notice in the second quarter of 2022 and hold the auction during the third quarter of 2022. In April 2021, the Grupo de Consultores em Aeroportos (GCA), a consortium made up of various private companies and a potential bidder in the auction, filed a feasibility study with the Brazilian government for a new bidding process for the concession at Viracopos airport. Public consultation on the feasibility study was held in October 2021. After ANAC approval of the feasibility study on March 8, 2022, it was sent to the Tribunal de Contas da União, where it will be analyzed between 60 and 90 days.
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
The LGPD went into effect on September 18, 2020, after the President Bolsonaro sanctioned into law provisional measure Number 959/2020, pursuant to Article 62, §12, of the Federal Constitution. The administrative sanctions under LGPD went into effect in August 2021. The LGPD established a new legal framework to be observed in personal data processing operations and provides for the rights of the ownership of personal data, the legal bases that allow the processing of personal data, requirements for obtaining consent, obligations and requirements for security incidents and leaks, domestic and international data transfers, as well as authorization for the creation of ANPD.
Since the LGPD sanctions went into effect, non-compliance by us or by any of our subsidiaries may result in judicial action by the holders of personal data (as provided for in the LGPD), or in judicial or extrajudicial action by consumer protection bodies. In addition, we and our subsidiaries may be subject to sanctions, in an isolated or cumulative manner, or may, separately or cumulatively, be subject to (i) warning with an indicative deadline for the adoption of corrective measures, (ii) obligation to disclose incidents, (iii) partial suspension of our database operations for a maximum period of six months, renewable for an equal period, until the controller’s processing activity is reestablished, in case of recurrence; (iv) partial suspension of activities related to data processing for a maximum period of six months, renewable for an equal period, until the controller’s processing activity is reestablished, in case of recurrence; (v) temporary blocking, or deletion, of personal data; (vi) partial or total prohibition of activities; and (vii) a fine of up to 2% of our revenues in Brazil in its previous fiscal year, excluding taxes, up to R$50,000,000 per infraction. Further, we may be held liable for material, moral, individual or collective damages caused due to non-compliance with the obligations established by LGPD.

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
Historically, international and local fuel prices have been subject to wide price fluctuations based on geopolitical issues and supply and demand. Fuel expenses, which at times in 2007 and 2008 were at historically high levels, constitute a significant portion of our total operating expenses, accounting for 32.8% in 2021, 21.1% in 2020 and 24.4% in 2019. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. Events resulting from prolonged instability in the Middle East or other oil-producing regions, or the suspension of production by any significant producer, may result in substantial price increases and/or make it difficult to obtain adequate supplies, which may adversely affect us. Natural disasters or other large unexpected disrupting events in regions that normally consume significant amounts of other energy sources could have a similar effect.
In addition, because Russia is one of the world’s largest oil exporters, we expect recent global developments relating to Russia’s invasion of Ukraine in February 2022, and resulting export restrictions, will likely lead to decreased global supply and increased fuel prices, which effects could be more acute if the participants of the Organization of the Petroleum Exporting Countries – OPEC decide not to, or are unable to, increase their supply production.
We cannot predict the price and future availability of fuel with any degree of certainty, and significant increases in fuel prices may harm our business. Our hedging activities may not be sufficient to protect us from fuel price increases, and even though we have been able to adjust our fares adequately to protect us from this cost, we may not be able to do so in the future.
We purchase fuel from a number of distributors in Brazil, principally from Vibra Energia, ex-BR Distribuidora, Air BP Brasil Ltda. and Raízen Combustíveis Ltda., with whom we have agreements to exclusively purchase all of our jet fuel needs in certain locations. As of December 2021, Vibra Energia provided 69.9% of our fuel and was entitled to terminate its fuel supply contracts with us for a number of reasons, including (i) non-compliance with any contractual obligation, (ii) non-payment of invoices up to 60 days after expiration and (iii) in the event of our judicial or extrajudicial liquidation. In addition, Vibra Energia may be unable to guarantee its fuel supply to us, for example due to difficulties in its import or distribution activities. If we were unable to obtain fuel on similar terms from alternative suppliers, our business would be adversely affected. In addition, our agreement with Vibra Energia enables us to lock in the cost of the jet fuel that we will consume in the future. Accordingly, in case this agreement is terminated, we might be required to enter into alternative hedging or pay higher prices, which could adversely affect us.
We and the airline industry in general are particularly sensitive to changes in economic conditions and continued negative economic conditions that would likely continue to adversely affect us and our ability to obtain financing on acceptable terms.
Our operations and the airline industry in general are particularly sensitive to changes in economic conditions. Unfavorable economic conditions, such as high unemployment rates, a constrained credit market, low or negative GDP growth, unfavorable exchange rates and increased business operating expenses, can reduce spending for both leisure and business travel. For some consumers, leisure travel is a discretionary expense, and short-haul travelers, in particular, have the option to replace air travel with surface travel. As has become particularly evident in 2020 and 2021 as a result of the COVID-19 pandemic, businesses and other travelers are able to forego air travel by using communication alternatives such as videoconferencing, business communication platforms, and the Internet. Also, as has become particularly evident in 2020 and 2021 as a result of the COVID-19 pandemic, unfavorable economic conditions can also impact our ability to raise fares to counteract increases in fuel, labor, and other expenses. In particular, the recent recession in the Brazilian economy and political instability has adversely affected industries with significant spending in travel, including government, oil and gas, mining and construction. In addition to decreases in load factors, reduced spending on business travel also affects the quality of demand, resulting in our inability to sell as many high-yield tickets.

We cannot predict how the COVID-19 global pandemic will evolve, including novel variants of the virus or other infectious diseases, and affect demand for air travel in Brazil and, consequently, our results of operations and financial position. As demand for air travel recovers in the context of waning effects of the global pandemic, we may not be able to increase our number of flights and capacity fast enough to meet this increased demand as a result of the significant costs required to bring idle aircraft back into operation. Any such delay may lead our customers to seek alternatives and may adversely affect us.
In addition, we cannot predict macroeconomic developments or their impact on us, including exchange rate volatility and increased fuel prices, especially in the context of the conflict between Russia and Ukraine and the Brazilian elections in 2022, but we expect to face inflationary pressures and sharply increased fuel prices in 2022. Especially because we may not be able to delay paying for significant amounts of our fuel costs and we will likely not be able to adjust fuel costs in our ticket prices, these price increases may materially and adversely affect us.
Additionally, any material change to the global financial markets or the Brazilian economy, caused by any factor, including pandemics other regional or international outbreaks and/or military conflicts, may hinder both our access to new favorable financing terms and issuances of securities. An increasingly unfavorable economic environment would likely adversely affect us. In addition, a significant instability of the credit, capital and financial markets could result in increasing our borrowing costs, adversely affecting us. We typically finance our aircraft through operating and finance leases and debt finance. We may not be able to continue to obtain financing on terms attractive to us, or at all. To the extent we cannot obtain such financing on acceptable terms or at all, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which would adversely affect us and our growth strategy. These factors could also adversely affect our ability to obtain financing on acceptable terms and our liquidity in general.
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
We expect to incur additional fixed costs, including contractual debt, as we lease or acquire new aircraft and other equipment to implement our growth strategy or other purposes. Based on our current firm orders, we have contractually assumed the commitment to acquire 131 aircraft, 86 directly from manufactures and 45 from lessors.
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

In addition, in 2020 and 2021, ANAC waived slots regularity targets in the context of the COVID-19 pandemic. By the end of 2021, airlines, including us, shared their comments on ANAC’s slots distribution policy, which comments are, as of the date of this annual report, under ANAC’s review and consideration.
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
We face intense competition on certain routes in Brazil from existing scheduled airlines, charter airlines and potential new entrants in our market and also with regards to our business units TudoAzul, Azul Cargo and Azul Viagens. In particular, we face strong competition in a limited number of routes and markets where our network overlaps with that of our main competitors. As of December 31, 2021, 20% and 14% of our domestic network overlapped with that of Gol and LATAM, respectively. Airlines increase or decrease capacity in markets based on perceived profitability. Decisions by our competitors that increase overall industry capacity, or capacity dedicated to a particular region, market or route, as well as any other management decisions that increase a potential competitor’s market share, could have a material adverse impact on us. Our growth and the success of our business model could stimulate competition in our markets through the development of similar strategies by our competitors. If these competitors adopt and successfully execute similar business models, we could be adversely affected.
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
We routinely engage in analysis and discussions regarding our own strategic position, including alliances, codeshare arrangements, investments, acquisitions, interline arrangements and loyalty program enhancements, and may have future discussions with other airlines regarding similar arrangements. To the extent we act as consolidators, we may not be able to successfully integrate the business and operations of companies acquired, governmental approvals may be delayed, costs of integration and fleet renovation may be greater than anticipated, synergies may not meet our expectations, our costs may increase and our operational efficiency may be reduced, all of which would negatively affect us. To the extent we do not engage in such consolidations, our competitors may increase their scale, diversity and financial strength and may have a competitive advantage over us, which would negatively affect us, including our ability to realize expected benefits from our own strategic partnerships.
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
Demand for air travel may be adversely impacted by events beyond our control, such as adverse weather conditions and natural disasters, terrorist attacks, war or political and social instability. Epidemics and outbreaks such as the COVID-19 pandemic, Zika virus, Ebola, avian flu, foot-and-mouth disease, swine flu, Middle East Respiratory Syndrome, or MERS, and Severe Acute Respiratory Syndrome, or SARS, may also result in quarantines of our personnel or an inability to access facilities or our aircraft, which would harm us, our reputation, and the market value of our common shares and preferred shares, including in the form of ADSs. The outbreak of diseases such as COVID-19 could result in significant decreases in passenger traffic and the imposition of government restrictions in service and could have a material adverse impact on the airline industry. Situations such as these, or other conditions beyond our control, in one or more of the markets in which we operate could have a material impact on our business, financial condition and results of operations. Furthermore, the current spread of COVID-19 and other adverse public health developments could have a prolonged effect on air travel demand and any prolonged or widespread effects could significantly impact our operations.
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
Measures taken by governmental authorities worldwide, including Brazil, to stabilize markets and support economic growth may not be sufficient to control high volatility or to prevent serious and prolonged reductions in economic activity. In addition, the social distancing measures imposed by governmental authorities to contain the spread of the COVID-19 pandemic resulted in a sharp drop in air travelin 2020, significantly impacting our business. While many of these restrictions have since been lifted, there is no way to predict whether new patterns of contagion, increasing disease severity or other factors related to the pandemic, including access to, or the efficiency of, a vaccine, may result in a renewed tightening of these policies or the imposition of new and different restrictions. These policies and measures have influenced the behavior of the consumer market and the population in general, the demand for services, products and credit.We believe that the COVID-19 pandemic may continue to affect sources of demand for air travel and decreases in corporate travel may persist. While leisure travel could potentially offset this, there is no guarantee that leisure travel will return. The pace of vaccinations in Brazil may also affect the rate and timing of corporate and leisure demand recovery, if any.
In addition, we currently have a more efficient workforce than we did prior to the onset of the COVID-19 pandemic, by the end of 2021 our workforce was 5.3% below 2019 while the demand in 4Q21 was 46.5% higher than 4Q20 and only 2.4% below 2019. Recovery in Brazil continues to be one of the fastest in the world.
Moreover, there can be no assurance that the restrictive measures imposed by some Brazilian states and municipalities will not worsen if Brazil faces new waves of COVID-19, arising, for example from new strains of the virus. For example, at the beginning of 2021, a novel strain of COVID-19 started circulating in Brazil, causing an increase in the number of deaths and hospitalizations. In February 2021, Brazil registered 250,000 deaths from COVID-19 and, on March 11, 2021, Brazil was considered the epicenter of the COVID-19 pandemic in terms of number of confirmed cases and deaths. As a result, public authorities in Brazil reinstated more severe restrictive measures, including social distancing, quarantine and lockdowns, once again affecting demand for air travel.
In addition, the strong and rapid rise in COVID-19 cases around the world after the 2021 holiday season suggests that the Omicron, the latest variant of the virus, is highly contagious. Countries in which the variant was detected saw a strong and rapid rise in cases. The Omicron wave has surpassed that of previous variants in total number of infections, despite the high levels of vaccination. However, hospitalizations have seen a much more modest increase, and deaths have not risen significantly in the last few months. The current available information (research studies and real-world data) suggests that the Omicron variant could be less lethal despite being highly transmissible. Moreover, current high levels of vaccination in several countries and the distribution of booster doses may also be providing a defense against the disease. However, the risk of new variants other than the Omicron variant remains and reinforces the importance of booster shots and of updating vaccines to fight virus mutations.
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
As a result, on April 2020, in light of the uncertainty due to the COVID-19 pandemic that was affecting the demand for air traffic, we operated 70 non-stop flights per day to 25 cities, representing a 90% reduction of our consolidated planned capacity in terms of ASKs for the month of April. On the other side, domestic demand recovery in Brazil was one of the fastest in the world. In 2021 of the domestic capacity was 6.8% higher than 2019, pre pandemic period. By December 2021, Azul was flying to almost 150 destinations and 900 flights per day.
Thus, in response to the COVID-19 pandemic, we significantly reduced capacity from our original plan and will continue to evaluate the need for further flight schedule adjustments throughout 2022.
We also announced several measures to reduce fixed costs and preserve our cash position. Despite these efforts, we have experienced significant ticket cancellations. These cancellations, together with the waiver, and in many cases elimination, of change fees and other refunds have negatively affected our revenues and liquidity. Ultimately, cost-saving measures that we implemented in 2020 and 2021, or may consider in the future, have not made up, and may not in the future make up, for the loss in cash as a result of decreased ticket sales and cancellations and could also negatively affect our service to customers.
Continued travel restrictions, reduced demand for travel and continued loss in revenue resulting from the rapid spread of COVID-19 or other contagious illnesses that adversely reduce demand for air travel in a part of the world in which we have significant operations it have had, and will likely continue to have, a material adverse effect on our business and results of operations. The current spread of COVID-19 and other adverse public health developments could have a prolonged effect on air travel demand and any prolonged or widespread effects could significantly impact our operations, cash flows and financial condition. Negative trends have not yet stabilized and may worsen. Despite the advance in the COVID-19 vaccination program and reduced travel restrictions in 2021, as compared to 2020, our results in 2021 continue to reflect the impact that developments relating to the COVID-19 pandemic had on the Brazilian economy and on the demand for air travel. Moreover, the longer the pandemic persists, the more material the ultimate effects are likely to be.
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

Moreover, the ability to attract and retain passengers depends, in part, upon our perception and reputation and the public’s concerns regarding the health and safety of travel generally, especially regarding airline travel. Actual or perceived risk of infection on our flights could have a material adverse effect on the public's comfort with air travel, which could harm our reputation and business. We expect to continue to incur COVID-19-related costs as we sanitize airplanes and implement additional hygiene-related protocol to airplanes and take other action to limit infection among our employees and passengers. In addition, the industry may be subject to enhanced health and hygiene requirements in attempts to counteract future outbreaks, which requirements may be costly and take a significant amount of time to implement.
We are not aware of events comparable to the current one that could provide us with guidance on the effect of the dissemination of COVID-19 and a global pandemic. Thus, the ultimate severity of the COVID-19 pandemic is uncertain at this time and therefore we cannot predict the additional impact it may have on the availability of aircraft or aircraft spare parts, on worldwide air travel and on our business, results of operations and financial condition. The extent to which the COVID-19 pandemic could impact our business, financial and operational performance depends on future developments, which cannot be predicted and are outside of our control, including, among others: (i) existing and future governmental regulations, travel advisories and restrictions imposed in response to the pandemic, including pursuant to executive orders, such as the new mask mandate; (ii) new information which may quickly emerge concerning the duration, spread, severity and any recurrence of the COVID-19 pandemic, including through any new variant strains of the underlying virus; (iii) the scope of the outbreak; (iv) the effectiveness, including against any COVID-19 variants, and availability of vaccines domestically and globally; (v) the duration and scope of related federal, state, and local government orders and restrictions; (vi) the extent of the impact of the COVID-19 pandemic on overall demand for air travel; (vii) our access to capital; and (viii) other actions to contain the virus or treat its impact.
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
The extent of the impacts of the COVID-19 pandemic on our business, financial condition, liquidity and results will depend on future developments, which are highly uncertain, unpredictable and which depend on several factors that are beyond our control, including the possibility of additional outbreaks, further mutations and variants of the virus and the intensity of the economic downturn resulting from actions taken, or to be taken, by government authorities and the scientific community in response to the COVID-19 pandemic, including in relation to the availability and efficiency of vaccines and other treatments. Consumers affected by the COVID-19 pandemic may continue to show retraction behaviors, even after the end of the crisis, maintaining low levels of discretionary spending in the long term, which is why certain sectors we serve may take longer to recover (particularly sectors such as hotels, civil aviation, shopping centers and wholesale retailers).
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
Additionally, the COVID-19 pandemic has had, and may continue to have, a negative impact on the value of our investments and may result in write-offs of such investments. In particular, the COVID-19 pandemic has directly and adversely impacted TAP, an entity with which we have business arrangements. See “ Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements—TAP.” Furthermore, during 2021, the Brazilian real depreciated over 7% as compared to the U.S. dollar, increasing the cost of our operating expenses denominated in U.S. dollars, including, without limitation, corporate bonds, aircraft rent, fuel and maintenance.
Additionally, the impact of the COVID-19 pandemic on global financial markets has negatively impacted our ratings. Our credit rating was: (i) downgraded by S&P to B (in March 2020), to CCC+ (in March 2021); (ii) downgraded by Fitch to B (in March 2020), to CCC+ (in March 2021); and (iii) downgraded by Moody’s to B1 (in March 2020), to CCC+ (in March 2021). The downgrades of our ratings were based on some factors, including on the financial impacts of the COVID-19 pandemic. If our credit ratings were to be further downgraded, or general market conditions were to ascribe higher risk to our ratings levels, the airline industry, or us, our business, financial condition and results of operations would be adversely affected.
Furthermore, any material change to the global financial market or to the Brazilian economy may decrease investor interest in Brazilian assets, including our shares, which may adversely affect the listing of the above-mentioned assets, in addition to hindering access to capital markets and financing of our operations in the future in favorable terms.
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
Our business is labor intensive. Our expenses related to our workforce (salaries, wages and benefits) represented 17.6%, 20.0% and 14.8%, of our total operating expenses for the years 2021, 2020 and 2019, respectively. All Brazilian airline employees, including ours, are represented by regional aviation unions and by two national labor unions: (i) the National Pilots’ and Flight Attendants’ Union (Sindicato Nacional dos Aeronautas) and (ii) the National Aviation Union (Sindicato Nacional dos Aeroviários). Negotiations regarding cost-of-living increases and salary payments are conducted annually between these unions and an association that represents all Brazilian airline companies, the National Union of Airline Companies (Sindicato Nacional das Empresas Aeroviárias), or SNEA. Work conditions and maximum work hours are regulated by government legislation and are not subject to labor negotiations. Future terms and conditions of collective agreements could become costlier for us as a result of an increase in threats of strikes and binding negotiations between the unions and SNEA. Furthermore, certain employee groups such as pilots, mechanics and other airport personnel have highly specialized skills and cannot be easily replaced. Our labor costs could increase if the size of our business increases. Any labor proceeding or other workers’ dispute involving unionized employees could adversely affect us or interfere with our ability to carry out our normal business operations. Prior to the COVID-19 pandemic, we were already particularly exposed in the event of labor-related job actions. The impact of the COVID-19 pandemic has heightened our exposure and demonstrated the risk that our results could be materially adversely affected in the event of conflicts with our employees or our employees’ representatives.

Moreover, we are subject to periodic and regular investigations by labor authorities, including the Brazilian Ministry of Labor and the Public Prosecutor’s Office, or the Labor Prosecution Office, with respect to our compliance with labor rules and regulations, including those relating to occupational health and safety. These investigations could result in fines and proceedings that may materially and adversely affect us. For example, in February 2017, the Federal Labor Prosecutor’s Office filed a lawsuit against us claiming that we have allegedly violated certain labor regulations, including limitations on daily working hours and resting periods. The claim involves an amount of approximately R$66 million in punitive damages as of 2017. The Federal Labor Prosecutor’s Office also requested the grant of an injunction limiting overtime and enforcing legally required breaks, under the penalty of R$5,000 per breach. This injunction has been denied by the labor court. There isn’t any decision yet and we are in the process of negotiating a Conduct Adjustment Agreement (Termo de Ajuste de Conduta) with the Federal Labor Prosecutor’s Office. We believe the probability of a loss is possible and, although we expect our ultimate liability to be significantly lower than the amount originally claimed, we cannot guarantee that the outcome of this claim will not materially and adversely affect us.
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
As the international and domestic markets develop and expand in Brazil, our expansion may also include additional acquisitions of existing service-related businesses, aircraft hangars and other assets and business that are expansions of or complementary to our core and ancillary business and responsive to our perceived needs to compete with our competitors. There can be no assurances that our plans to expand our business will be successful given a number of factors, including the possible need for regulatory approvals, additional facilities or rights, personnel and insurance. These new activities may require us to incur material costs and expenses, including capital expenditures, increased personnel, training, advertising, maintenance and fuel costs, as well as costs related to management oversight of any new or expanded activities. We may also incur additional significant costs related to integration of these assets and activities into our existing businesses and require significant ancillary expenditures for systems integration and expansion, financial modeling and development of pricing, traffic monitoring and other management tools designed to help achieve profitability from these new assets and activities.
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
On February 18, 2020, the debt restructuring court approved the judicial recovery plan and on March 19, 2020, Aeroportos Brasil filed an application to ANAC for the rebidding of Viracopos airport, in compliance with the judicial recovery plan. On July 17, 2020, the Federal Government enacted Decree No 10.427/2020, authorizing the rebidding of Viracopos airport. The Ministry of Infrastructure shall submit, within 90 days, its assessment to the Programa de Parcerias de Investimentos (Investment Partnership Program) of the possibility of transferring the debts acquired by the current concessionaire to the financiers of the new concessionaire. The auction is planned to take place in the third quarter of 2022.
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
As our fleet has grown, our reliance on Embraer, ATR and Airbus has also grown. As of December 31, 2021, our passenger operating fleet consisted of 57 Embraer E-Jets, 33 ATR aircraft, 47 Airbus A320 and 11 Airbus A330s. Additionally, we are operating 17 Cessna Cavarans aircraft, which 9 passenger seats each.
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
On January 28, 2020, we announced a letter of intent with LOT, a Polish airline, to sublease 18 aircraft with firm orders and up to 14 with additional options, an operation that is subject to LOT’s ability to acquire the relevant approvals. In addition, on the same date, we announced the intention of Breeze Airways, a U.S.-based airline startup founded by our controlling shareholder, to sublease up to 28 aircraft. As of December 2021, we kept ongoing negotiations in place with Breeze Airways.
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
As of December 31, 2021, Azul had a total passenger operating fleet of 161 aircraft and a passenger contractual fleet of 179 aircraft, with an average aircraft age of 6.6 years, excluding Cessna aircraft. At the end of 4Q21, the 18 aircraft not included in our operating fleet consisted of 6 ATR subleased to TAP, 3 Embraer E1 subleased to Breeze, 2 Airbus narrowbody and 3 ATR aircraft in process of entering service and 4 aircraft in the process of exiting the fleet.
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
We rely on partner airlines for codeshare and loyalty marketing arrangements and the loss of a significant partner through bankruptcy, consolidation, or otherwise, could adversely affect us.
Azul is a party to codeshare agreements with international air carriers United, TAP and JetBlue, among others. These agreements provide that certain flight segments operated by us are held out as United, TAP or JetBlue flights, as the case may be, and that certain United, TAP or JetBlue flights, as the case may be, are held out for sale as Azul flights. In addition, these agreements provide that our TudoAzul members can earn points on or redeem points for United or TAP flights, as the case may be, and vice versa. We receive revenue from flights sold under these codeshare agreements. In addition, we believe that these frequent flyer arrangements are an important part of our TudoAzul program. The loss of a significant partner through bankruptcy, consolidation, or otherwise, could adversely affect us. We may also be adversely affected by the actions of one of our significant partners, for example, in the event of nonperformance of a partner’s material obligations or misconduct by such partner, which could potentially result in us incurring liabilities, or poor delivery of services by one of our partners, which could damage our brand.
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
We are subject to risks associated with climate change, including increased regulation of our CO2 emissions, changing consumer preferences and the potential increased impacts of severe weather events on our operations and infrastructure.
Efforts to transition to a low-carbon future have increased the focus by global, regional and national regulators on climate change and GHG emissions, including CO2 emissions.

In particular, in 2016, ICAO adopted a resolution creating the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA), providing a framework for a global market-based measure to stabilize carbon dioxide emissions in international civil aviation (i.e., civil aviation flights that depart in one country and arrive in a different country). CORSIA is being implemented in phases, starting with the participation of ICAO member states on a voluntary basis during a pilot phase (from 2021 through 2023), followed by a first phase (from 2024 through 2026) and a second phase (from 2027 through 2035). Currently, CORSIA focuses on defining standards for monitoring, reporting and verification of emissions from air operators, as well as on defining steps to offset carbon emissions after 2020. In 2020, we began reporting our emissions to Brazilian authorities. Brazil is expected to become a signatory of CORSIA in 2027.
To the extent most of the countries in which we operate continue to be ICAO member states, in the future we may be affected by regulations adopted pursuant to the CORSIA framework. At this time, the costs of complying with our future obligations under CORSIA are uncertain, primarily because it is difficult to estimate the return of demand for international air travel during and in the recovery from the COVID-19 pandemic. There is also significant uncertainty with respect to the future supply and price of carbon offset credits and sustainable or lower carbon aircraft fuels that could allow us to reduce our emissions of CO2. Due to the competitive nature of the airline industry and unpredictability of the market for air travel, we can offer no assurance that we may be able to increase our fares, impose surcharges or otherwise increase revenues or decrease other operating costs sufficiently to offset our costs of meeting obligations under CORSIA. In the event that CORSIA does not come into force as expected, we and other airlines could become subject to an unpredictable and inconsistent array of national or regional emissions restrictions, creating a patchwork of complex regulatory requirements that could affect global competitors differently without offering meaningful aviation environmental improvements.
In addition, the proliferation of national regulations and taxes on carbon emissions in the countries that we have domestic operations, including environmental regulations that the airline industry is facing in Brazil, may also affect our costs of operations and our margins.
Concerns about climate change and greenhouse gas emissions may result in additional regulation or taxation of aircraft emissions in Brazil, the United States or Europe. Future operations and financial results may vary as a result of the adoption of such regulations in Brazil, the United States or Europe. Moreover, certain airports have adopted, and others could in the future adopt, greenhouse gas, or GHG, emission or climate-related goals that could impact our operations or require us to make changes or investments in our infrastructure.
The European Union has proposed a directive under which the existing emissions trading scheme, or ETS, in each European Union member state was to be extended to all airlines. This directive would require us to submit annual emission allowances in order to operate routes to and from European Union member states. As of December 31, 2021, this proposal would affect only intra-European flights (which are not material to our business) but there is a possibility that the directive could be extended to all flights in the future. Although this proposal has been postponed for evaluation and it is uncertain whether it will be approved, it is increasingly likely that we will be required to participate in some form of an international aircraft emissions program in the future, which may involve significant costs. Further, the European Commission is considering the creation of a sustainable aviation fuel, or SAF, blending mandate for aviation fuel suppliers beginning in 2025, among other requirements. Individual European Union member states have been developing their own requirements including, for example, a SAF mandate in France that came into force on January 1, 2022. Prior to the pandemic, we operated two routes to and from Europe, and serviced additional destinations in Europe through our code-sharing agreement with TAP.
All such climate change-related regulatory activity and developments may adversely affect our business and financial results by requiring us to reduce our emissions before cost-effective emissions reduction technologies are available, for example through requirements to make capital investments to purchase specific types of equipment or technologies, purchase carbon offset credits, or otherwise incur additional costs related to our emissions. Such activity may also impact us indirectly by increasing our operating costs, including fuel costs.
Growing recognition among consumers of the dangers of climate change may mean some customers choose to fly less frequently or fly on an airline they perceive as operating in a manner that is more sustainable to the climate. Business customers may choose to use alternatives to travel, such as virtual meetings and workspaces. Greater development of high-speed rail in markets now served by short-haul flights could provide passengers with lower-carbon alternatives to flying with us. Our collateral to secure loans, in the form of aircraft, spare parts and airport slots, could lose value as customer demand shifts and economies move to low-carbon alternatives, which may increase our financing cost.

Finally, the potential acute and chronic physical effects of climate change, such as increased frequency and severity of storms, floods, fires, sea-level rise, excessive heat, longer-term changes in weather patterns and other climate-related events, could affect our operations, infrastructure and financial results. Operational impacts, such as the canceling of flights, could result in loss of revenue. We could incur significant costs to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. We are not able to predict accurately the materiality of any potential losses or costs associated with the physical effects of climate change.
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
In addition, there are currently proposals in the Brazilian congress for the implementation of a tax reform. Among the proposals under discussion, there is the possibility of a complete change in the system of consumer tax, which would extinguish three federal taxes – the Tax over Industrialized Products (Imposto sobre Produtos Industrializados), or IPI, the Social Integration Program (Programa de Integração Social), or PIS; and the Social Contribution to Social Security Financing (Contribuição Social para o Financiamento da Seguridade Social), or COFINS; the Tax on Circulation of Goods and Services (Imposto sobre Circulação de Mercadorias e Serviços), or ICMS, a State tax; and Tax on Services (Imposto Sobre Serviços), or ISS, which is municipal, to create a single tax for transactions of goods and services (Imposto sobre Bens e Serviços, or IBS) that would focus on consumer taxation. We cannot ensure that there will be no changes to the laws and regulations applicable to the tax incentives that benefit us, or that these will be effectively maintained under the same favorable conditions until the end of their term, or that we will be able to renew the tax incentives under favorable conditions after their current deadlines have expired.
Further, we cannot ensure that new tax incentives will be created after the expiration of tax incentives that we currently benefit from, and that, if they are created, that the we will be subject to their terms, or that their terms and conditions are equivalent to, or more favorable than, the terms and conditions currently in force. If tax incentives are changed, or expire, and we are unable to renew them, or if new tax incentives are not created after the expiry of those in force, or if the terms and conditions of any new incentives are not as beneficial to us as the ones currently in force, we could also be adversely affected.
New tax incentive agreements entered between Azul and the Brazilian states shall comply with the general rules set forth by Complementary Law No. 160/17. With regard to tax regimes granted before Complementary Law No. 160/17, they were validated by CONFAZ (the Brazilian National Council of Fiscal Policy), and hence shall not be canceled. Although tax agreements that do not follow these procedures can be revoked at any time or could have their lawfulness challenged, as a rule the Brazilian States do not grant new tax incentives without attending to the general rules set forth by Complementary Law No. 160/2017. However, if any of these tax incentives are canceled, revoked, suspended, or not renewed, jet fuel prices would increase and the company may be forced to reduce its number of flights, which could lead to a significant impact in our results and adversely affect us.

We may not be able to comply with the covenants and restrictions contained in our financing agreements, which could result in declaration of an event of default and acceleration of the maturity of indebtedness, causing an adverse effect on us.
As of December 31, 2021, we had obtained waivers from our counterparties in connection with compliance with all financial covenants in our financing instruments requiring us to maintain certain ratios.
In particular, on June 4, 2021, in connection with the offering of 7.250% Senior Notes due 2026 of Azul Investments LLP, we obtained a temporary waiver from the United States International Development Finance Corporation under a finance agreement and the related guarantee of an indebtedness covenant requiring us to meet a debt service coverage ratio of at least 1.2, and a net debt to EBITDA ratio of not more than 5.5. As of December 31, 2021, we did not meet the related covenant. This waiver expires on December 31, 2022, and we cannot guarantee we will be able to renegotiate it on favorable terms.
In addition, we enter into financings agreements in the ordinary course of our business, including loans with Banco Citibank S.A., Citibank N.A., Banco Morgan Stanley S.A. and Banco J.P. Morgan S.A. These financings provide for the acceleration of the corresponding debt in case we incur any additional Indebtedness (as defined in each such financing agreements) or other liabilities, including granting of guarantees.
An eventual default under such agreements may result in their early termination and, as consequence, the cross default of certain obligations which would cause a material adverse effect on us.
However, certain economic, financial and industry-related conditions that are out of our control may adversely impact our ability to comply with financial covenants, as well as with financial obligations contained in our financing agreements, as has been observed during the COVID-19 pandemic, in which we have faced adverse conditions that have caused, and continue to cause, adverse financial impacts on the our finances and have led to the breaching of financial covenants and financial obligations.
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
Due to the economic crisis caused by the COVID-19 pandemic and the adverse economic and financial effects it has caused, difficulties in complying with financial covenants and obligations established with our creditors, with which we have negotiated the restructuring of the obligations established in the respective agreements, including through amendments and/or new instruments reflecting new deadlines and conditions.
It is not possible to ensure that all creditors will accept the new terms and conditions proposed by us, that the respective clauses will be changed, or if our creditors will grant waivers in connection with compliance with financial covenants. As a result creditors whose financial contracts have covenants or other obligations, or which may become defaulted, may, in their sole discretion, chose to accelerate the maturity of such debts, which may result in acceleration of other obligations. The acceleration of debt may adversely affect our solvency and our ability to make payments, as well as limit our access to new lines of credit for financing its working capital and investments. This may, in turn, also adversely affect our business and operating results.

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
As of December 31, 2021, we had obtained waivers from our counterparts in connection with compliance with all financial covenants in our financing instruments requiring us to maintain certain ratios. An eventual default under such agreements may result in their early termination and, as consequence, the cross-default of certain obligations which would cause a material adverse effect on us.
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
There can be no assurance that our employees, agents, and the companies to which we outsource certain of our business operations will not take actions in violation of our anti-corruption, anti-bribery and anti-money laundering policies, for which we may be ultimately held responsible. We are subject to the United States Foreign Corrupt Practices Act of 1977, or the FCPA, by virtue of having operations in the United Estates and our shares being listed and traded in the United States. If we are not in compliance with anti-corruption laws, anti-money laundering laws and other laws governing the conduct of business with government entities, including under the FCPA and other United States and local laws, we may be subject to criminal and civil penalties and other remedial measures, which could harm our brand and reputation and have a material adverse impact on our business, financial condition, results of operations and prospects. Any investigation of any actual alleged violations of such laws could also adversely affect us, including our brand and reputation. The likelihood of such risks being realized may increase as we don’t have consolidated policies for identifying and monitoring politically exposed persons, nor for due diligence with third parties.
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
Any inability to obtain or renew a material portion or all the licenses, permits and permissions necessary to conduct our business could have an adverse effect on us.
We are in the constant process of obtaining and renewing federal, state and municipal licenses, authorizations, permits and permissions necessary to conduct our activities. If we fail to obtain or renew a material portion or all such licenses, authorizations, permits and permissions in a timely manner, or if such licenses, authorizations, permits and permissions are suspended or revoked, this could have an adverse effect on us.
Risks Relating to Our Preferred Shares, Including in the Form of ADSs
Our controlling shareholder has the ability to direct our business and affairs, and its interests may conflict with that of other shareholders.
In accordance with Brazilian corporate law and our bylaws, our controlling shareholder has the legal power to, among other things, elect the majority of our directors and determine the outcome of any action requiring shareholder approval. This power includes the ability to control decisions with respect to related party transactions (excluding transactions with a related party to the controlling shareholder himself), corporate restructurings, dispositions, partnerships, sale of all or substantially all of our assets, withdrawal of our shares from the Level 2 segment of B3 and the time for payment of any future dividends. Our controlling shareholder may choose to enter into acquisitions, dispositions, partnerships or enter into loans and financing or other similar transactions for us that could conflict with the interests of investors and that may negatively affect us. As of December 31, 2021, our controlling shareholder owned, directly and indirectly, 67.0% of our voting capital and 49.7% of our total capital. In economic terms, as of December 2021, our controlling shareholder’s holdings equal 4.0%,
In particular, due to our capital structure, the capital contributions made by the holders of our common shares to date were considerably lower than those made by the holders of our preferred shares, which means that our controlling shareholder has the right to direct our business, but has considerably less economic interest with respect to the results of our activities than holders of our preferred shares. This difference in economic interest may intensify conflicts of interests between our controlling shareholder and other shareholders.

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
We have established stock option and restricted share plans for key personnel, including our officers, certain managers and other key crewmembers. We estimate that as of December 31, 2021, 2,098,587 new preferred shares would have been issued if all of our vested options were exercised by the holders thereof at a weighted average strike price of R$11.79. The exercise of vested options by the holders thereof could result in substantial dilution in book value to investors if the public offering price for our preferred shares (including in the form of ADSs) is lower than the book value of such shares in the future upon the exercise of our stock options. See “Item 6.B. Management Compensation—Stock-Based Incentive Plans.”
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
The investment in marketable securities traded in emerging countries, such as Brazil, usually represents higher levels of risk as compared to investments in securities issued in countries whose political and economic situations are more stable, and in general, such investments are considered speculative in nature. The Brazilian capital market is substantially smaller, less liquid, more volatile, and more concentrated than major international capital markets. B3 exchange-listed companies had an aggregate market capitalization of R$4.5 trillion as of December 31, 2021 and a daily average trading volume of R$34.4 billion as December 31, 2021, according to B3. These market characteristics may substantially limit the capacity of holders of our preferred shares to sell them at the price and time of their preference and this may have an adverse effect on the market price of our preferred shares.
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
According to our bylaws, as long as we record a net income and there are no accumulated losses, we must pay our common and preferred shareholders at least 0.1% of our annual adjusted net income as dividends or interest on shareholders’ equity, as calculated and adjusted pursuant to Brazilian corporate law. Interim dividends and interest on our shareholders’ equity declared for each fiscal year may be attributed to our minimum obligatory dividend for the year in which it was declared. For more information, see “Item 10.F. Dividends and Payment Agents—Dividend Policy.” This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed under Brazilian corporate law, and may not be made available for payment as dividends or interest on shareholders’ equity.
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
Accordingly, holders of our ADSs will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements. For a comparison of the foregoing requirements, see “Item 16.G. Corporate Governance”.
ITEM 4.    INFORMATION ON THE COMPANY
A.    History and Development of the Company
We are incorporated as a Brazilian sociedade por ações under the corporate name Azul S.A. Our headquarters are at Avenida Marcos Penteado de Ulhôa Rodrigues, n. 939, 8th floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, Zip Code 06460-040, in the city of Barueri, State of São Paulo - Brazil. Our telephone number is +55 11 4134-9800 and our website is https://ri.voeazul.com.br/en. In addition, the SEC maintains a website at www.sec.gov that contains information filed electronically by us. The information contained on our website, any website mentioned in this annual report or any website directly or indirectly linked to these websites, is not part of, and is not incorporated by reference in, this annual report and you should not rely on such information. We are registered with the Board of Trade of the state of São Paulo under corporate registration number, or NIRE, number 35.300.361.130. We have been registered with the CVM as a publicly held corporation since April 7, 2017.
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
Our start-up capital of R$400.7 million enabled us to invest up-front in a scalable operating platform and efficient young fleet. After less than six months of operations, we became Brazil’s third-largest airline in terms of domestic market share in May 2009, according to ANAC. Our operating fleet has grown from three Embraer E-Jets in December 2008 to a total of 161 aircraft, consisting of 53 Embraer E-Jets, 33 ATR aircraft, 47 Airbus A320 and A321, 11 Airbus A330s, 17 Cessna Caravan aircraft as of December 31, 2021.

In August 2012, we acquired TRIP, which at the time was the largest regional carrier in South America by number of destinations. The fleet similarity between the two airlines allowed us to integrate all of TRIP’s activities by June 2014. The TRIP acquisition substantially increased our network connectivity, enabling us to serve 106 destinations upon completion of the acquisition and to become the leading carrier in terms of departures in 82 cities as of December 31, 2021 as well as to consolidate our position as a leader in Brazil’s fast-growing regional aviation market. As of December 31, 2021 we had the largest airline network in Brazil in terms of departures and cities served, with around 900 daily departures spanning more than 140 destinations – an unparalleled network of more than 240 non-stop routes.
Leveraging the strength of the network we built over the previous years, in December 2014 we started operating international flights with Airbus A330 aircraft, gaining the ability to serve millions of passengers that connected throughout our network and that previously did not have a convenient option to travel internationally.
As part of our plans to expand globally, we have also established codeshare agreements with carriers such as United and TAP, giving our passengers the ability to connect to more than 200 destinations worldwide in addition to the more than 110 destinations we currently serve.
In addition, during 2020, we signed a domestic codeshare agreement with LATAM to connect routes in Brazil. The two carriers also signed a frequent flyer agreement, enabling 12 million TudoAzul and 37 million LATAM Pass members to earn points in the frequent flyer program of their choice. In May 2021, we announced the cancellation of the codeshare with LATAM .
On February 21, 2020, our wholly-owned subsidiary, Azul Linhas Aéreas Brasileiras, and Two Taxi Aereo, “TwoFlex” (recently rebranded Azul Conecta), announced that they entered into a Quota Purchase Agreement under which we agreed to acquire the Brazilian regional carrier TwoFlex for the total purchase price of R$123 million. TwoFlex is a domestic airline based in Jundiaí, Brazil, founded in 2013 that offers regular passenger and cargo service to 39 destinations in Brazil, of which only three regional destinations were previously served by Azul. TwoFlex also holds 14 daily departure and arrival slots on the auxiliary runway of Congonhas, São Paulo’s downtown airport. Congonhas is a particularly coveted airport because of its proximity to São Paulo’s business districts and because of its status as Brazil’s most slot-constrained airport. Currently, our two largest competitors, Gol and LATAM, control most of the flights into and out of Congonhas. TwoFlex’s fleet is composed of 17 owned Cessna Caravan aircraft, a regional turboprop with a 9-passenger capacity.
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
With the acquisition of Azul Conecta, we plan to reach more than 200 cities in the coming years.
In 2021 Azul Cargo, our logistics business reached R$1.1 billion in net revenue, surpassing our target to double cargo revenue compared to 2019, when we generated revenues of R$480.7 million. We announced the launch of the Embraer Class-F freighter, a cargo aircraft that can provide competitive advantages for our clients. Azul Cargo currently serves more than 4,500 cities and communities across the country, 2,000 of which we can deliver to in 48 hours or less.
TudoAzul, our wholly-owned loyalty program had almost 14 million members as of December 31, 2021. Azul Viagens, our vacations business, is another important driver of margin expansion. In 2021, we sold 30% more travel packages compared to 2019, mainly by leveraging the uniqueness of our network and the flexibility of our fleet. During weekends, for example, when utilization is normally low for airlines, we dedicated 25% of our capacity to fly exclusive nonstop leisure routes, which are ideal for Azul Viagens.
As part of our focus on ESG, on December 20, 2021 we were included in the Corporate Sustainability Index of the B3 Stock Exchange. At the same time, we also improved our CDP score to “B”, highlighting our dedication to environmental initiatives.
In August 2021, we announced a strategic partnership with Lilium GmbH (“Lilium”), a wholly owned subsidiary of Lilium N.V., to build an exclusive “eVTOL” (electric vertical take-off and landing vehicles) network in Brazil. The efforts to implement operations through eVTOL, a 100% electric airplane model with zero carbon emissions, is part of our strategy to innovate and maintain a sustainable business model, aligned to our ESG commitments and the best practices in the market. This potential commercial arrangement has a total value of up to US$1 billion and includes a fleet of 220 Lilium eVTOL aircraft expected to start operating in 2025. This strategic alliance and aircraft order remains subject to the parties finalizing commercial terms and definitive documentation relating thereto.

In October 2021 we entered into a partnership with Disney to offer an unique experiences to our customers. The initial steps of the partnership is the new A320neo airplane with a Mickey Mouse-inspired painting and the A321neo airplane with a Minnie-inspired painting. There will be a total of four airplanes with paintings inspired by Disney characters.
Capital Expenditures
For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures”.
B.    Business Overview
General
We are the largest airline in Brazil in terms of departures and cities served, with around 850 daily departures to 125 destinations, creating an unparalleled network of 259 non-stop routes as of December 31, 2021. As the sole airline on 81% of our routes, we are the leading airline in 103 Brazilian cities in terms of departures and carried approximately 23 million passengers in the year ended December 31, 2021. In addition to having an extensive network, optimized fleet, and a high- quality product, we also have strategic revenue generating business units including our wholly-owned loyalty program TudoAzul, and our logistics solutions business Azul Cargo.
Brazil is geographically similar in size to the continental United States and is currently the sixth largest market for domestic airline passengers in the world. Since 2008, the number of domestic airline passengers carried in Brazil has increased by 90% to 95 million in 2019. In 2020, as the COVID-19 pandemic affected the aviation industry, the number of domestic airline passengers in Brazil decreased 52.4% compared to 2019, to 45.2 million passengers, according to ANAC, of which Azul was responsible for 31.06%. By the end of 2021, the number of domestic airline passengers in Brazil had already surpassed 66% of the total number of domestic airline passengers transported in the pre-pandemic period of 2019, indicating that the aviation sector is on recovery. Brazil is moving forward with its vaccination efforts, and we are confident we will gradually see improved health figures in the country. Brazil’s air travel market remains significantly underpenetrated and in 2019 was expected to double by 2029 according to ABEAR.
We have the most extensive route network in Brazil, serving 121 domestic destinations, about twice as many as our main competitors Gol and LATAM, which served 54 and 50 destinations respectively as of December 31, 2021. We are the only provider of scheduled service to 58 of our domestic destinations and hold the leading position in 8 out of the 10 largest domestic airports in which we operate in terms of departures. Through our network, we connect travelers to destinations exclusively served by us from our three hubs, which cater to the São Paulo, Belo Horizonte and Recife markets, all among the largest metropolitan areas in the country. Notably, we are the leading airline at Viracopos airport, one of the principal airports in the São Paulo area and the largest domestic hub in South America in terms of non-stop destinations served, with a 96% share of its 153 domestic daily departures as of December 31, 2021.
We operate a young, fuel-efficient fleet that we believe is better tailored for Brazil than those of our main competitors, as it allows us to serve markets with different demographics, ranging from large capitals to smaller cities. As of December 31, 2021, our mainline passenger operating fleet was comprised of 144 aircraft with an average age of 6.6 years, which is significantly younger than that of our main competitors. Including 17 Cessna Caravan aircraft acquired through the purchase of TwoFlex (recently renamed Azul Conecta), the average aircraft age is 8.8. We believe that our diversified fleet is optimized to efficiently match capacity to demand. This enables us to offer superior connectivity as well as more convenient and frequent non-stop service to more airports than our main competitors, which exclusively operate larger aircraft.

A key driver of our profitability is our management team’s extensive experience in implementing a disciplined, low-cost operating model. Our optimized fleet yields lower trip costs than our main competitor. In 2021, the average trip cost reduced 12% to R$ 40,509, as compared to 2020. In the year ended December 31, 2021, our average trip cost was 52% lower than that of Gol. With the recovery and the increase in the number of next-generation Airbus A320neos and Embraer E2s in our fleet in the coming years, we expect to maintain our market-leading low trip cost advantage. In addition, our FTEs per aircraft were the lowest in Brazil at 78 FTEs as of December 31, 2021.We have built a strong brand by offering what we believe is a superior travel experience, based on a culture of customer service provided by a highly-motivated and well-trained team of crewmembers. Our service features include advanced seat assignment, leather seats, individual entertainment screens with free live television at every seat in all our Embraer jets and most of our A320neos, extensive legroom with a pitch of 30 inches or more, complimentary beverage and snack services, and free bus service to key airports we serve. In addition, we offer Wi-Fi service in some of our A320neo and E2 fleet and are currently installing it in additional aircraft. As a result of our strong focus on customer service, our NPS (Net Promoter Score) average in 2021 totaled 54.4, even with the impact on courtesy and lack of empathy when crewmembers wear masks and during the pandemic when onboard services were suspended by health agency for a period of time. On January and February 2021, our NPS reached 58.4 and 60.7, significantly higher than our competitors in Brazil. In 2020, Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards.
We continue to invest in and expand our loyalty program TudoAzul, which had almost 14 million members and 86 program partners as of December 31, 2021. TudoAzul has been the fastest growing loyalty program in terms of members in Brazil for the past seven years compared to Smiles and LATAM Pass, the loyalty programs of Gol and LATAM respectively, according to publicly available information of such competitors, including disclosure filed with or furnished to the SEC and information available on their respective websites. In the fourth quarter of 2020, we launched the Azul Itaucard Infinite, the best positioned co-branded credit card in the Itaucard portfolio and also elected the “Best credit card from Brazilian airlines” by Melhores Destinos. Given our network strength and the expected growth of passenger air travel, credit card penetration and usage and customer loyalty in Brazil, we believe that TudoAzul is a key strategic asset for us.
Other revenue streams are expected to be mostly driven by our logistics solutions business, Azul Cargo. In 2021, Azul Cargo gross revenue grew 65.1%, reaching R$1.2 billion mostly driven by our increase in cargo volume transported and our expanding presence in the e-commerce segment. We ended 2021 with a 35% share of cargo volume transported in Brazil, resulting from our unique network and the capillarity support it provides to our cargo business. In addition, we intend to continue growing our ancillary services and other revenue streams, including Azul Viagens, our travel package business.
In 2020, our revenues were significantly impacted by the COVID-19 pandemic, and we generated net revenue of R$5,744.1 million and a net loss of R$10,834.7 million. In 2019, we generated net revenue of R$11.4 billion and a net loss of R$2,403.1 million compared to a net revenue of R$9.1 billion and a net loss of R$635.7 million respectively in 2018. Non-recurring items and impairment in 2021 represented R$7.8 million gain, R$141.7 million gain in 2020 and R$3.2 billion loss in 2019.
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
The speed of spread and contagion of the disease has caused countries around the world, including Brazil, to adopt measures such as social distancing, travel restrictions and the closure of borders. As a consequence, the airline industry was one of the sectors impacted the earliest and hardest on its operations and results. In order to face this challenging scenario, our board of executive officers began monitoring the crisis as it developed and established operational and financial strategies to go through this period of crisis until the normalization of operations. We communicated these strategies to the public in detail through documents such as Material News Releases or Statements to the Market. Main actions included the following:
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
•Reduction of 50% to 100% in salaries for board of executive officers members and directors and of 25% for managers for the period between March and July 2020;
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
These initiatives have contributed to increase customer confidence and support the strong market recovery in Brazil observed in 2020 and 2021.

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
Strengths and Opportunities
Our Competitive Strengths
We believe the following business strengths allow us to compete successfully:
Largest Network in Brazil
We have the largest network in Brazil in terms of departures and cities served, with around 900 daily departures serving over 140 destinations, creating an unparalleled network of more than 240 non-stop routes as of December 31, 2021. Our connectivity at large hubs allows us to consolidate traffic, serving larger and medium-sized markets as well as smaller cities that do not generate sufficient demand for point-to-point service. We believe that our extensive network coverage allows us to connect more passengers than our competitors, who serve significantly fewer destinations. As of December 31, 2021, we served 121 destinations in Brazil, compared to 54 for Gol and 50 for LATAM. In addition, we were market leader in 87% of our routes as of December 31, 2021, 20% and 14% of our network overlapped with that of Gol’s and LATAM’s, respectively, while Gol’s and LATAM’s networks had an overlap of approximately 66% between them.

Our Optimized Fleet Enables us to Efficiently Serve our Target Markets
Our fleet strategy is based on optimizing the type of aircraft for the different markets we serve. Our diversified fleet of ATR, E-Jets and Airbus aircraft enables us to serve markets that we believe our main competitors, who only fly one type of larger narrow-body aircraft, cannot serve profitably. We believe our current fleet of aircraft allows us to match capacity to demand, achieve high load factors, provide greater convenience and frequency, and serve low and medium density routes and markets in Brazil that are not served by our main competitors. Our domestic fleet consists of Embraer E-Jets which seat up to 136 passengers, fuel-efficient ATR aircraft which seat 70 passengers, next-generation Airbus A320neos which seat 174 passengers and Cessna Caravan which seat 9 passengers, while all the narrow-body aircraft used by Gol and LATAM in Brazil have between 138 and 220 seats. We also operate Airbus A330s to serve international markets, E-Jets converted to dedicated freighters and Boeing 737 freighter aircraft to support our cargo business.
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
According to ABRACORP, we held a 34.7% share in terms of Brazilian business-focused travel agency revenue, compared to a 33.5% market share in terms of RPKs as of December 31, 2020.

As an illustration of our ability to stimulate demand, the following table highlights the increase in average customers per day on certain routes from November 2008, shortly before we started operations, to December 2019 and December 2021:

	Total Direct Flights	Azul	Average Daily Enplanements (One Way)

Campinas—Rio de Janeiro
November 2008	6	—	564
December 2019	17	15	1,326
December 2021	10	10	809
Campinas—Salvador
November 2008	—	—	155	(1)
December 2019	2	2	547
December 2021	6	4	627
Campinas—Belo Horizonte
November 2008	5	—	503
December 2019	10	10	1,934
December 2021	11	11	1151
Belo Horizonte—Goiânia
November 2008	1	—	82
December 2019	4	4	299
December 2021	3	3	306
Campinas—Porto Alegre
November 2008	—	—	241	(1)
December 2019	8	8	772
December 2021	8	8	1133

(1)	Itinerary available through connecting flight only.
The increase in flights from Campinas, our main hub, illustrates the success of our demand-stimulation model. Across Brazil, our Campinas hub offers superior connectivity for connecting passengers, with the most non-stop services of any airport in the country as of December 31, 2021. As a result of our focus on underserved markets, we have been able to establish a successful platform that has significantly increased demand at Viracopos airport over the last 13 years. In November 2008, before we began operations, airlines serving Viracopos airport offered just twelve daily departures to eight destinations. As of December 31, 2019, Viracopos airport offered 139 domestic daily departures to 61 destinations, and we held a 97.4% share of those daily departures. In 2021, even impacted by the COVID-19 pandemic, Viracopos airport offered 153 daily domestic departures to 57 destinations, and we held a 96% share of those daily departures.
Most Efficient Cost Structure in the Brazilian Market
We have leveraged our management team’s experience by implementing a disciplined, low-cost operating model to achieve our operational efficiencies. We believe we have achieved these operational efficiencies primarily through:
•    Optimized aircraft for markets and routes served;
•    Low cost of sales, distribution and marketing through direct-to-consumer marketing, e-commerce and associated use of social networking tools;
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

As a result, we have achieved lower trip costs than our main competitor. In the year ended December 31, 2020, our costs were significantly impacted by the COVID-19 pandemic and our average trip cost was R$45,897 and in 2021, the average trip cost reduced 12%, to R$40,508, as compared to 2020. In the year ended December 31,2021, our average trip cost was 52% lower than that of Gol. On the other side, our FTEs per aircraft were the lowest in Brazil at 78 compared to 166 for Gol as of December 31, 2021.
We have a robust and scalable operating platform that features advanced technology such as ticketless reservations, an Oracle financial system, a mobile app, and electronic check-in kiosks at our main destination airports. We believe that our scalable platform provides superior reliability and safety and will generate economies of scale as we continue to expand.
Strategic Global Partnerships
We have established long-term strategic partnerships with United and TAP. In 2015, United, acting through a subsidiary, acquired shares representing approximately a 5% economic interest in our company for US$100 million. In 2018, United acquired additional shares and increased its economic interest in our company to 8.0%. Our alliance with United has enhanced the reach of our mutual networks and created additional connecting traffic, as both we and United began selling each other’s flights on our websites through a codeshare agreement. This codeshare agreement also provides customers flying on both airlines with a seamless reservations and ticketing process, including boarding pass and baggage check-in to their final destination, and we are evaluating possible additional cooperation with United.
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
As a result of our existing codeshare agreements with United and TAP, our customers have access to more than 200 additional destinations worldwide. In addition, we believe that our strategic partnerships with these airlines provide our TudoAzul members with a broad range of attractive redemption options.
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
Well-Recognized Brand
We believe we have been successful in building a strong brand by using innovative marketing and advertising techniques with low expenditures that focus on social networking tools to generate word-of-mouth recognition of our high-quality service. As a result of our strong focus on customer service, surveys that we have conducted indicate that, as of December 31, 2021, 69% of our customers would recommend or strongly recommend Azul to a friend or relative. In addition, we use the NPS (Net Promoter Score) metric to measure customer satisfaction and in 2021, our average score totaled 54.4, significantly higher than Gol’s NPS of 41 (average in the first nine months of 2021 ). The strength of our brand has been recognized in a number of awards:
•    Named "Best Airline" in 2021 by Kayak Travel Awards in all categories: boarding, comfort, crew member, entertainment and food;
•    Named "Best Company" in 2021 by Customer Experience Track in the following categories: disruptive innovation, customer journey, spotlight and culture;
•    Named "Best Airline" for the third consecutive year by Reclame Aqui and the second in the overall;
•    Named "The Most Admired Brand" by Band Communication Award in Aviation category;
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

Experienced Management Team
We believe we benefit from our highly knowledgeable and experienced management team. Our senior management, which has senior airline experience both in Brazil and in the United States, includes:
•    Our Chairman and Founder David Gary Neeleman, a dual Brazilian and U.S. citizen, who has founded five airlines in three different countries, including JetBlue Airways;
•    Our Chief Executive Officer, John Peter Rodgerson, who previously served as our Chief Financial Officer and our Investor Relations Officer, where he was responsible for implementing our financial strategy and cost structure since our inception. Mr. Rodgerson also served as Director of Planning and Financial Analysis at JetBlue Airways for five years. Mr. Rodgerson also serves as Chief Executive Officer of our main operating subsidiary – Azul Linhas Aéreas Brasileiras (ALAB);
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
•    Our Chief Revenue Officer, Abhi Manoj Shah, who has more than 17 years of experience in the aviation industry and has previously held executive positions at JetBlue Airways and Boeing. He was responsible for developing our yield management, network planning and revenue structure;
•    Our Vice-President of People and Customers, Jason Ward, was a member of the original start-up team of Azul in 2008 and played an integral role in the Company’s merger with TRIP a few years later. In 2016, Mr. Ward moved to Portugal and worked as Chief Operating Officer at TAP before returning to Azul in September 2017. He started his career in 1992 at Morris Air, the first airline founded by David Neeleman and has worked with Mr. Neeleman in marketing and sales at Southwest Airlines and customer services at JetBlue Airways; and
•    Our Chief Operating Officer, Antonio Flávio Torres Martins Costa, who has been part of the Azul founding team since inception and has more than 48 years of experience in the airline industry, having served as Technical and Operations Director at Pluna S.A., and OceanAir and as Technical Director at Varig.
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
Continue to Unlock Value from our TudoAzul Loyalty Program
As a result of the growth of our network, we believe there is an opportunity to further unlock value from our TudoAzul loyalty program. With almost 14 million members as of December 31, 2021, TudoAzul has been the fastest growing loyalty program among the three largest programs in Brazil for the past six years, according to publicly available information of such competitors, including disclosure filed with or furnished to the SEC and information available on their respective websites. TudoAzul sells loyalty points to business partners as well as directly to program members. Our current business partners include financial institutions such as Itaú, Santander, Livelo (Banco do Brasil’s and Bradesco’s loyalty joint venture), and Caixa, retailers (including Casas Bahia, Magazine Luiza and Fast Shop), and travel partners (including Accor, RentCars, Hertz, and Booking.com).
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
In an effort to maximize the value creation potential of TudoAzul, we have been managing the program through a dedicated team since mid-2015. On a standalone basis, TudoAzul’s gross billings ex-airline totaled R$ 1,105 billion in the year ended December 31, 2021 and R$879 million in the year ended December 31, 2020 compared to R$1,298.0 million in the year ended December 31, 2019, mainly due to COVID-19 pandemic impact. Given the number of exclusive destinations we operate, our network strength, and the expected growth of passenger air travel, credit card penetration and usage and member loyalty in Brazil, we believe that TudoAzul is a strategic business for us. As TudoAzul is our wholly-owned subsidiary, all of the cash flows generated by this high-growth, high-margin business accrue to our shareholders in a tax-efficient manner. We plan to continue investing in TudoAzul’s expansion and evaluating opportunities to unlock value for this strategic asset.
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
Other revenue streams are expected to be mostly driven by our logistics solutions business, Azul Cargo. In 2021 Azul Cargo gross revenue grew 65.1%, reaching R$1.2 billion mostly driven by our increase in cargo volume transported and our expanding presence in the e-commerce segment. We ended 2021 with a 35% share of cargo volume transported in Brazil, giving the importance of our unique network and the capillarity support it provides. Our extensive route network and our strategic location at Viracopos airport, the second largest cargo airport in Brazil, according to ANAC, in addition to our high reliability and on-time performance, provide a significant value proposition for our cargo services.

Continue to Establish and Extend Strategic Partnerships
As of December 31, 2021, we had codeshare agreements with United, TAP, JetBlue, Turkish Airlines, Ethiopian Airlines, Emirates, Air Canada, Copa Airlines, Beijing Capital, Alitalia and Avianca Colombia, as well as 26 interline agreements with a number of other international airlines, allowing us to handle passengers traveling on itineraries that require multiple flights on multiple airlines widening our network. As part of our plans to expand globally, we have established strategic partnerships with United and TAP. We view these and possible future relationships with other airlines as strategic ways of allowing us to expand our network with connectivity throughout the United States, Europe and Asia without having to commit the full resources on our own. We believe that our existing and future customer base are increasingly taking advantage of the ability to fly internationally, and we aim to be able to offer our Brazilian customers a seamless ability to do so, whether by purchasing tickets on partner airlines on our website or through connected and complimentary schedules facilitating onward travel outside of Brazil. In addition to facilitating a more global network for us through these partnerships, we are exploring a variety of cooperative arrangements, including additional interline agreements, code-sharing, access to partner airlines’ frequent flyer programs and possible cobranding efforts. We also see opportunities to leverage these relationships to facilitate greater operating efficiencies by utilizing partner expertise in maintenance, cargo transport and even possible pilot and crew training and redeployment, as well as redeployment of redundant or unneeded aircraft. We are exploring joint ventures and other arrangements with our partners to determine the most effective and beneficial ways to leverage these relationships for all parties.
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
In June 2020, we announced a codeshare agreement with LATAM to connect routes in our respective domestic networks in Brazil. The two carriers also signed a frequent flyer agreement, enabling 12 million TudoAzul and 37 million LATAM Pass members to earn points in the frequent flyer program of their choice. The codeshare agreement would provide customers in Brazil with a vast array of new and more convenient connection opportunities and also facilitate a smoother travel experience between Azul and LATAM flights with shared ticketing, check-in and baggage transportation. In May 2021, we announced the cancellation of the codeshare by Latam Airlines Brasil.
Description of Our Products and Services
Our principal product is the scheduled air transportation of customers, which generates passenger ticket and non-ticket revenue. In addition, we generate revenue through our wholly-owned TudoAzul loyalty program, our cargo transportation operations, and our travel and tourism operations.
Scheduled Air Transportation
We target business travelers by offering convenient and frequent service to numerous destinations, 58 of which we served exclusively as of December 31, 2021. We also target leisure travelers with our extensive route network and our segmented pricing model, offering low fares for advance purchases. In connection with our scheduled air transportation services, we generate passenger ticket revenue and other revenue, such as passenger related ancillary revenue, cargo revenue through our Azul Cargo business, and the sale of travel packages, through our Azul Viagens business.
Passenger Revenue
We believe our extensive network and our range of product offerings allow us to attract high-yield business travelers, who we believe make up the largest component of our ticket revenue and customers. According to ABRACORP, we held a 40.2% share in terms of Brazilian business-focused travel agency revenue and our average business-focused travel agency ticket price was approximately 12% higher than those of our main competitor in the year ended December 31, 2021. By comparison, we held a disproportionately smaller market share in terms of total domestic passengers transported, as measured by RPKs at 33.5%, during the same period, according to ANAC, which demonstrates our competitive strength in the corporate market segment, even during the pandemic We attribute this to our network connectivity, which provides business passengers with several connection options allowing them to more easily and conveniently reach their destinations, as well as to the fact that we are the only player in certain markets that are attractive to business travelers. Leisure travelers, by contrast, are typically more price sensitive than business travelers, but tend to be more flexible regarding flight schedules.

Passenger revenue also includes revenue derived from the sale of TudoAzul points to third parties. For more information, see “Item 4.B. Business Overview—TudoAzul Loyalty Program.”
In the year ended December 31, 2021, passenger revenue was R$8,811.0 million, representing 88,3% of our net revenue. Passenger revenue was R$5,039.6 million in the year ended December 31,2020, representing 87.7% of our net revenue. Passenger revenue was R$10,907.9 million in the year ended December 31,2019 representing 95.3% of our net revenue. On January 1, 2018, we adopted IFRS 15, which impacted the classification and timing of recognition of certain ancillary items such as bags, upgrades, itinerary changes and other air travel-related fees, since they are deemed part of the single performance obligation of providing passenger transportation. These ancillary items are now recognized in passenger revenue while non-passenger related items including cargo, travel packages, and revenue from aircraft subleases continue to be recognized under other revenue.
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
Cargo and other Revenue
Other revenue streams are expected to be mostly driven by our logistics solutions business, Azul Cargo. In 2021 Azul Cargo gross revenue grew 65.1%, reaching R$1.2 billion mostly driven by our increase in cargo volume transported and our expanding presence in the e-commerce segment. We ended 2021 with a 35% share of cargo volume transported in Brazil, giving the importance of our unique network and the capillarity support it provides.
The growth of our cargo business was also driven by our international expansion and the introduction of larger next-generation aircraft to our fleet, which have larger cargo capacity. As a result of the rapid growth of our cargo business, we have two 737-400 freighter aircraft and 4 E-Jets dedicated cargo freighter. We offer cargo transportation services to over 4,500 cities and communities, 2,000 of which we can deliver to in 48 hours, and we have around 300 cargo stores across Brazil that offer our cargo transportation services. We transport cargo by air and hire independent third parties to transport and deliver cargo to its final destination by ground transportation. While we are liable to our customers for proper cargo delivery, our agreements with such independent third parties provide for our right of recourse against them if any losses occur during the ground transportation.
We also derive revenue streams from our travel and tourism operations, Azul Viagens, which combine airfare, ground transportation and lodging options. The travel packages we offer are either pre-built or flexible and customized and can be purchased through our website or, as of December 31, 2021, at one of the 2,135 travel agencies that offer our travel products or at one of our 39 free-standing stores.
Cargo and other revenue was R$1,1 billion in 2021, R$704.5 million in 2020 and R$534.4 million in 2019, representing 11.7%, 12.3% and 4.7% of our net revenue, respectively. On January 1, 2018, we adopted IFRS 15 that impacted the classification and timing of recognition of certain ancillary items such as bags, upgrades, itinerary changes and other air travel-related fees, since they are deemed part of the single performance obligation of providing passenger transportation. These ancillary items are now recognized in passenger revenue while non-passenger related items including cargo, travel packages, and revenue from aircraft subleases continue to be recognized under other revenue.

Route Network
We offer flights to every region in Brazil and to select international destinations. The map below shows the destinations and routes we currently serve.

As of December 31, 2021, we served 125 destinations, including 121 cities across every region in Brazil, the largest number of destinations offered by a Brazilian airline and our flights represented 42% of the total domestic departures in the country. Our main hub is in Campinas at Viracopos airport, approximately 100 kilometers (62 miles) from the city of São Paulo. From Viracopos airport, we provided non-stop service to 57 Brazilian cities accounting for 96% of that airport’s 153 daily domestic departures as of December 31, 2021.
Our second largest hub is located at Belo Horizonte’s main airport, where we served 37 domestic destinations and had a 70% share of that airport’s 116 daily departures as of December 31, 2021. This hub serves Belo Horizonte, which is the capital city of Minas Gerais, the third wealthiest state in Brazil according to IBGE.
We also built a hub in Recife, which serves 33 domestic non-stop destinations. We had a 72.0 % share of Recife’s airport’s 102 daily domestic departures as of December 31, 2021. Recife is one of the largest cities in the Northeast of Brazil, and this hub allows us to increase flight connectivity within the Northeast region to other parts of Brazil.

Our diversified network allows us to connect not only our main hubs but also strategic airports throughout Brazil located in, among other places, São Paulo (Guarulhos and Congonhas airports), Rio de Janeiro (Santos Dumont and Galeão airports), Porto Alegre, Cuiabá, Belém and Manaus.
Domestic Routes
The chart below shows the number of non-stop domestic destinations offered by us and by our competitors at select airports as of December 31, 2021:
Non-stop Domestic Destinations by Airport (December 31, 2021)

Source: Anac and Azul

The table below shows our top ten cities served by average number of departures per day as of December 31, 2021.

Airport	Azul Average Number of Departures per Day	Azul Leadership Position (departures)

Campinas	148	1
Belo Horizonte (Confins)	81	1
Recife	70	1
São Paulo (Guarulhos)	24	3
Rio de Janeiro (Santos Dumont)	50	1
Curitiba	30	1
Porto Alegre	33	1
Cuiabá	26	1
Belém	24	1
Goiânia	13	1

Source: Azul
Our focus on providing a large route network with convenient service has enabled us to become the market leader in 101 cities and 92% of our routes in terms of departures, being the only operating airline in 58 cities and the leader on 92% of our routes as of December 31, 2021. By comparison, as of December 31, 2021, Gol and LATAM were leading carriers in 8 and 15 cities in Brazil, respectively. In addition, the routes in which we hold a leadership position represent approximately 75% of our total ASKs and 75% of our total passenger revenue.
The chart below shows the number of cities we serve and the number of cities in which we are a market leader in terms of departures by cities served in comparison with Gol and LATAM, as of December 31, 2021.
Azul Route Position (Domestic, Dec 2021)

Source: Anac and Azul
*	Considers leadership in terms of number of departures

The map below shows the domestic cities in which we are a market leader in terms of departures in comparison with other airlines, as of December 31, 2021:

Recife
Belo Horizonte
Campinas
Azul Leadership
Other Airlines Leadership

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
For the year ended December 31, 2021, our international revenue, including cargo, represented 11.3% of our net revenue, compared to 17.1% and 19.6% for the years ended December 2020 and 2019 respectively.
We believe our main hub in Campinas, which offers non-stop flights to 57 domestic destinations and is the largest domestic hub in South America in terms of destinations served is uniquely suited to serve our international routes due to our focused domestic route structure, both in terms of passengers and overall connectivity throughout Brazil. Once in Campinas, our international passengers are able to take advantage of our full domestic route structure to connect to every region in Brazil. In the United States, we already serve Fort Lauderdale and Orlando, Florida from Viracopos, Belo Horizonte and Recife.

To enhance our connectivity outside of Brazil, we have entered into codeshare and frequent flyer reciprocity agreements with United and TAP, as well as 9 other codeshare and 26 interline agreements with several other international carriers. For more information on our codeshare arrangements and strategic partnerships, see “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements.”
In March 2016, we established a strategic partnership with TAP, further supporting our plans to expand globally. For more information regarding our investment in TAP, see “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements—TAP.” As a result of this strategic partnership, in June 2016, we successfully launched a non-stop codeshare flight between our and TAP’s main hubs, Campinas and Lisbon, respectively. As of December 31, 2021, TAP served 71 destinations, including 9 destinations in Brazil, and therefore was the number one European carrier serving Brazil in terms of number of seats and flights. Our flight to Lisbon enhances our passenger connectivity between Brazil and Europe and allows our business and leisure passengers to take advantage of TAP’s network to access key destinations in Europe. Furthermore, we expect to continue taking advantage of our network connectivity by adding select destinations in South America to be served by our narrow-body aircraft.
Customer Service
We believe that a high-quality product and exceptional service significantly enhance customer loyalty and brand recognition through word-of-mouth, as satisfied customers communicate their positive experience to others. Based on this principle, we have built a strong company culture focused on customer service that serves as the foundation of a differentiated travel experience. According to surveys we have conducted, as of December 31, 2021, 69% of our customers would recommend or strongly recommend Azul to a friend or relative. In addition, we use NPS (Net Promoter Score) to measure customer satisfaction, and in 2021 our score totaled 54.4.
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
Product Features
We endeavor to provide our passengers with a differentiated travel experience focused on convenience and comfort. To serve this goal, we offer customers the following features:
•a fleet younger than those of our main competitors, Gol and LATAM;
•advanced seat assignment;
•leather seats;
•individual entertainment screens with free live television at every seat in all our jets;
•extensive legroom with a pitch of 30 inches or more;
•complimentary beverage and snack service on domestic flights;
•free bus service to certain key airports we serve (including between the city of São Paulo and Viracopos airport); and
•four-seat “SkySofas,” offering full-length beds in certain economy class cabins.

On-Time Performance
Our commitment to operating an on-time airline with a high-quality customer experience, which we believe is unique among Brazilian airlines, has resulted in us been ranked among the top ten most on-time low-cost carriers in the world since 2016.
The following table sets forth certain performance-related customer service measures for the periods indicated:

	For the year ended December 31,
	2021	2020	2019	2018	2017	2016

On-Time Performance(1)	90.5%	87.0%	85.0%	86.5%	87.5%	89.2%
Completion Rate(2)	99.1%	98.9%	98.6%	98.5%	98.8%	98.9%
Mishandled Bag Rates(3)	2.68	2.32	1.9	1.6	1.7	1.8

Source: Cirium and Azul
(1)	Percentage of our scheduled flights that were operated by us and that arrived on time (within 15 minutes).
(2)	Percentage of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).
(3)	Number of bags mishandled per 1,000 passengers.
Strategic Partnerships, Alliances and Commercial Agreements
General
As part of our plans to expand globally, we have established strategic partnerships that allow us to improve our overall network, expand our international connectivity, offer more attractive benefits to our TudoAzul customers, enhance our brand and build customer loyalty and revenue. These strategic partnerships provide for expanded cooperation through commercial cooperation agreements, codeshare and interline arrangements, as well as marketing initiatives, loyalty program reciprocity or benefit sharing, enhanced service levels at airports and equity and debt investments in us by our partners, or by us in our partners.
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
We have entered into a commercial cooperation, a codeshare and frequent flyer reciprocity agreements with United and TAP and have entered into another 9 codeshare and 26 interline agreements with several other international carriers, including JetBlue, Etihad Airways, Air Europa, Lufthansa, Copa Airlines, and Aerolíneas Argentinas. We believe these strategic relationships allow us to increase our load factor on flights departing from Brazilian airports operated by our partners and expand our brand exposure internationally for our Brazil-based and international customers. Our codeshare agreements with United, JetBlue and TAP allow us to sell flights to virtually all destinations served by these carriers, contributing to the growth of our international operations and offering our passengers additional connectivity beyond Brazil. Furthermore, our relationships with other carriers allow us to expand our cargo operations by offering these services beyond the locations served by our own aircraft.
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

United
On June 26, 2015, we entered into an investment agreement with Calfinco, a subsidiary of United, pursuant to which it acquired Class C preferred shares representing a 5%, non-voting economic interest in us. Such Class C preferred shares were converted on a one-to-one basis into Class A preferred shares on February 3, 2017, which were then simultaneously renamed “preferred shares” and subsequently subject to a two-for-one stock split on February 23, 2017, resulting in United holding 10,843,792 preferred shares through a subsidiary. Pursuant to this agreement, United has the right to elect one member of our board of directors so long as it retains at least 50% of the Class C preferred shares it received on the date of its investment or preferred shares resulting from their conversion. United has designated a representative on our board effective as of August 24, 2018. See “Item 6.A. Directors and Senior Management—Board of Directors.” United is a party to our Shareholders’ Agreement, which provides for United’s right to elect one director, so long as they hold at least 50% of the Class C preferred shares it received on the date of its investment or preferred shares resulting from their conversion. For more information, see “Item 7.B. Related Party Transactions—Shareholders’ Agreement.” On April 27, 2018, United closed a private preferred share transaction with Hainan to acquire 16,151,524 preferred shares of our company increasing its shareholding in us to 26,995,316 preferred shares, representing 7.80% of our economic interest as of December 31, 2021.
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

Sublease of Aircraft to TAP
As part of our fleet optimization efforts, we leveraged our strategic partnership with TAP by subleasing, at a discount, 15 aircraft to TAP since 2016. As of December 31, 2021, 6 aircraft were subleased to TAP.
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
LATAM
In June 2020, we announced a codeshare agreement with LATAM to connect routes in our respective domestic networks in Brazil. The two carriers also signed a frequent flyer agreement, enabling more than 12 million TudoAzul and 37 million LATAM Pass members to earn points in the frequent flyer program of their choice. The codeshare agreement would provide customers in Brazil with a vast array of new and more convenient connection opportunities and also facilitate a smoother travel experience between Azul and LATAM flights with shared ticketing, check-in and baggage transportation. In May 2021, we announced the cancellation of the codeshare by Latam Airlines Brasil.
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
TudoAzul Loyalty Program
Our wholly-owned loyalty program TudoAzul, which was launched in May 2009, aims to enhance customer loyalty and brand recognition. TudoAzul had almost 14 million members as of December 31, 2021 and has been the fastest-growing loyalty program in terms of members among the three largest programs in Brazil for the past six years according to information publicly available on the websites of Smiles and LATAM Pass, the loyalty programs of Gol and LATAM, respectively. TudoAzul members earn at least one point and up to six points per each real spent in tickets on Azul.
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
To maximize the value creation potential of TudoAzul, we have been managing the program through a separate, dedicated team since mid-2015. On a standalone basis, TudoAzul’s gross billings excluding the airline totaled R$ 1,105 billion for the year ended December 31,2021, R$879 million for the year ended December 31, 2020 and R$1,298.0 million in the year ended December 31, 2019. We believe TudoAzul has significant growth potential.
Given the number of exclusive destinations we operate, our network strength, the expected growth of passenger air travel, credit card penetration and usage and member loyalty in Brazil, we believe that TudoAzul is a key strategic asset for us. We plan to continue investing in TudoAzul’s expansion and evaluating opportunities to unlock value for this strategic asset.
A sample of the key operating statistics demonstrating TudoAzul’s growth are set forth below:

	2021	2020	2019

Gross billings ex-airline (in millions of reais)	1,105	879.0	1,298.0
Total members (in millions)	13.7	12.6	12.0
Total partners	86	68	78
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
Fleet
As of December 31, 2021, our passenger contractual fleet totaled 179 aircraft and our passenger operating fleet in service totaled 162 aircraft. The 18 aircraft not included in our passenger operating fleet consisted of 6 aircraft subleased to TAP, 3 aircraft subleased to Breeze, 4 aircraft being prepared to exit the fleet, and 5 aircraft in process of entering service.
Our operating fleet excluding Cessna Caravan aircraft has an average age of 6.6 years, which is significantly younger than the average of our main competitor. We believe operating a young fleet leads to better reliability, greater fuel efficiency and lower maintenance costs. Our Embraer E-Jets seat up to 118 customers, our next-generation Airbus A320neos accommodate 174 passengers and our fuel-efficient ATR aircraft seat 70 customers, while the aircraft used by our two principal competitors in Brazil have between 144 and 220 seats. As of December 31, 2021, the average trip cost of our fleet was R$40,508, resulting from the impacts of the COVID-19 pandemic.
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

The following tables set forth the composition of (i) our contractual fleet, which consists of aircraft that are contractually leased or owned by us and includes 6 aircraft subleased to TAP as of December 31,202, seven aircraft in process of exiting our fleet, and three aircraft in process of entering service; ii) our operating fleet, which consists of aircraft that are being operated by us, including spare aircraft, for the periods indicated.

Total Contractual Fleet	Number of seats	As of December 31,
		2021	2020	2019	2018	2017	2016

Embraer aircraft
E-190/195	106-118	57	67	70	72	79	81
E-195-E2	136	9	9	4	—	—	—
ATR aircraft
ATR 72	68-70	42	39	33	33	39	49
Airbus aircraft
Airbus narrowbody	174-214	49	45	41	20	12	5
Airbus widebody	242-298	14	13	10	7	7	7
Cessna Caravan	9	17	17	—	—	—	—
Boeing 737 (Freighter)	—	2	2	2	—	—	—
Total Contractual Fleet		190	192	160	132	137	142

Total Operating Fleet	Number of seats	As of December 31,
		2021	2020	2019	2018	2017	2016

Embraer aircraft
E-190/195	106-118	47	53	55	63	79	81
E-195-E2	136	9	7	4	—	—	—
ATR aircraft
ATR 72	68-70	33	33	33	33	39	39
Airbus aircraft
Airbus narrowbody	174-214	47	45	38	20	12	5
Airbus widebody	242-298	11	11	10	7	7	5
Cessna Caravan	9	17	17	—	—	—	—
Boeing 737 (Freighter)	—	2	2	2	2	—	—
Total Operating Fleet		166	168	142	125	137	130
Of the 190 aircraft that comprised our contractual fleet as of December 31, 2021, 37 were owned or held under finance leases or debt-financing and 153 were financed under operating leases of up to 12 years. Our finance leased aircraft and debt-financed aircraft were financed through credit facilities with different creditors, of which 4.9% was denominated in reais and 95.1% was denominated in U.S. dollars as of December 31, 2021.
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
As of December 31, 2021, we had 33 ATR aircraft in our fleet.
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
We began operating the Airbus A330-200, configured up to 272 seats, in December 2014 and currently have 7 aircraft serving Fort Lauderdale, Orlando and Lisbon with this aircraft. According to Airbus, the A330 delivers better economics than competing aircraft and meets higher environmental standards and provides greater passenger comfort. We also have 4 Airbus A330-900neo widebody aircraft. This aircraft comes with 298 seats in a high-density configuration. The cabin interior is divided into 34 business class, 108 Economy Extra, and 156 Economy seats. The A330neo has the most advanced passenger cabin today dubbed “Air Space by Airbus,” bringing together an enhanced experience for passengers and optimum performance based on comfort, ambience, service and design. Moreover, the A330neo reduces fuel consumption by 14% per seat compared to the current model, making it the most cost-efficient, medium range widebody aircraft in the market.
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
Fuel
Fuel costs are our largest operating expense. Fuel accounted for 32.8%, 21.1% and 24.4%, of our total operating expenses for the years ended December 31, 2021, 2020 and 2019, respectively. Aircraft fuel prices are composed of a variable and a fixed component. The variable component is set by the refinery and reflects international price fluctuations for oil and the Brazilian real/U.S. dollar exchange rate. This variable component is re-set monthly in the Brazilian market, as opposed to daily in North America and Europe. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract.

We purchase fuel from a number of distributors in Brazil, principally from Vibra Energia, ex-BR Distribuidora, Air BP Brasil Ltda. and Raízen Combustíveis Ltda., all companies authorized by the National Petroleum Agency (Agência Nacional do Petróleo), or ANP, to market products derived from oil for aviation throughout Brazil, with whom we have agreements to purchase all of our jet fuel needs in certain locations. Our agreement with Vibra Energia sets forth that we have the obligation to purchase jet fuel from Vibra Energia in the event Vibra Energia installs new supply points in airports where we operate, provided that we have not already entered into a jet fuel supply agreement with another provider. Our agreements with Vibra Energia, Air BP Brasil Ltda. and Raízen Combustíveis Ltda. are in effect until December 2021. For our international flights departing from outside of Brazil, we purchase fuel from local providers.
International oil prices, which are denominated in U.S. dollars, are volatile and cannot be predicted with any degree of certainty as they are subject to many global and geopolitical factors. For more information on the fuel-related risks we face, see “Item 3.D. Risk Factors—Risks Relating to our Business and the Brazilian Civil Aviation Industry - Substantial fluctuations in fuel costs or the unavailability of fuel, which is mostly provided by one supplier, would have an adverse effect on us”.
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
The following chart summarizes our fuel consumption and our fuel costs for the periods indicated.

	For the Year Ended December 31,
	2021	2020	2019

Liters consumed (in thousands)	979,762	650,536	1,203,486
Aircraft fuel (R$ in thousands)	3,257,223	1,508,750	3,085,603
Average price per liter (R$)	3.32	2.32	2.56
Percent increase (decrease) in price per liter	43.34%	-9.54%	0.43%
Percent of operating expenses	32.8%	21.1%	24.4%
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
Our second largest hub is Confins airport, the main airport in Belo Horizonte, whose concession was granted to private operators in 2013. In 2016, this concession concluded the construction of a new passenger terminal increasing Confins airport’s capacity to up to 22 million passengers per year. We are the leading carrier at Confins airport with a 70% share of its domestic departures to 37 destinations in 116 domestic daily flights as of December 31, 2021.
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
We built a hub in Recife to increase flight connectivity within the Northeast region of Brazil. Recife has the largest GDP of Brazil’s Northeast region according to IBGE and is our closest Latin American hub for non-stop flights to both Europe and the United States. Our Recife hub serves 33 destinations. We had a 72.0% share of Recife’s airport, and 64 daily domestic departures as of December 31, 2021. Our diversified network allows us to connect not only our main hubs but also strategic destinations throughout Brazil such as São Paulo (Guarulhos and Congonhas airports), Rio de Janeiro (Santos Dumont and Galeão airports), Porto Alegre, Cuiabá and Manaus.

Other Facilities and Properties
Our primary corporate offices and headquarters are located in the city of Barueri, state of São Paulo, where we lease 7,774.33 square meters under three lease agreements that expire in December of 2025. We also entered into a lease agreement for a warehouse and office complex in Fort Lauderdale, United States.
We lease four hangars at our full capability maintenance center in Belo Horizonte, where we perform airframe heavy checks, line maintenance, painting and interior refurbishment of our ATR aircraft and E-Jets. We also lease one hangar in Manaus and Cuiabá for E-Jets and ATR line maintenance. In addition, in 2018 we started to build a full capability maintenance center for our E-Jets and Airbus at Viracopos airport, which was concluded in March 2020. Our training facility for pilot and cabin crew education, UniAzul, has 14,576 square feet and four simulator bays and is located less than a mile away from Viracopos airport, our main hub. This facility provides training services both for our own crewmembers, including pilots, and for third parties on a commercial basis. At UniAzul we train all of our crewmembers, including pilots, flight attendants and maintenance technicians. As part of our extensive training program at UniAzul we operate two E-Jet flight simulators, one ATR flight simulator and one A320 flight simulator, all of them with full-flight capacity, a technology we believe none of our main competitors has. We also provide training and grant access to our onsite flight simulators to third parties, including TAP, Embraer and the Brazilian Air Force. We have plans to expand the training programs offered at UniAzul through partnerships with technical schools and universities.
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
As a result of our innovative business model, which is based on stimulating demand in underserved markets, we believe we are less susceptible to the effects of fare competition involving our main competitors, which fly from the airports in the city of São Paulo. As of December 31, 2021, 20% and 14% of our domestic network overlapped with that of Gol and LATAM, respectively, while Gol’s and LATAM’s networks had an overlap of approximately 66% with each other. In Campinas, our primary hub, only 3 out of 57 domestic destinations faced direct competition from Gol as of December 31, 2021. While Gol, LATAM or any other airline may enter the markets we currently serve exclusively or in which we hold a large market share, we believe that our extensive connectivity allows us to avoid competition in numerous of the markets we serve, in particular from our competitors operating larger aircraft such as Gol and LATAM as it is more difficult to profitably serve our markets with larger aircraft. See “—Route Network.”
Before we started our operations, Gol and LATAM controlled over 90% of the Brazilian airline market in terms of RPK share. From 2008 to 2015, the Brazilian airline market has grown significantly, partially because of (i) our entry into the market, which stimulated demand, and (ii) the organic growth of the market, with more individuals using airline transportation services. As a result, despite the fact that Gol and LATAM lost market share following our entry into the market, the number of passengers transported by both airlines increased in that time period. As of December 31, 2021, we had an 33.5% market share of domestic RPKs, according to ANAC.
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
The following table sets forth the historical market shares on domestic routes, based on revenue passenger kilometers, of the significant airlines in Brazil for each of the periods indicated:

Domestic Market Share— Scheduled Airlines	2019	2020	2021

Gol	37.7%	38.1%	31.8%
LATAM Brasil	34.7%	33.7%	33.8%
Azul	23.6%	27.7%	33.5%
Avianca Brasil	3.7%	—	—
Others	0.4%	0.5%	0.9%

Source: ANAC

The following table provides details with respect to the competition faced on our top routes, based on weekly frequency as of December 31, 2021.

	At December 31, 2021
	Flights per Day
	Azul	Gol	LATAM

Campinas—Rio de Janeiro	9	—	—
Campinas—Belo Horizonte	11	—	—
Campinas—Curitiba	8	—	—
Campinas—Porto Alegre	8	—	—
Rio de Janeiro— Belo Horizonte	6	—	2
Recife— Salvador	4	2	—
Belo Horizonte—Vitória	6	—	—
Campinas—Ribeirão Preto	4	—	—
Belo Horizonte—Montes Claros	5	—	—
Campinas—Cuiabá	5	—	—
Campinas—São Jose do Rio Preto	4	—	—

Source: Cirium
In addition to other airlines, our competitors also include companies catering to other forms of transportation, principally bus services. We believe that many of our fares are competitive with the cost of road travel on many of our routes, in particular the discounted fares we offer through our yield management system for advance purchases.
International
We currently are the only carrier in Viracopos airport that offers non-stop service to the United States and Europe. As we expand our international services to select international destinations, our pool of competitors may increase and we may face competition from Brazilian, North American, South American and other foreign airlines that are already established in the international market and that participate in strategic alliances and codeshare arrangements. In addition, non-Brazilian airlines may decide to enter or increase their schedules in the market for routes between Brazil and other international destinations, which would also drive up competition.
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
During 2021, the international operations were affected by the pandemic mainly due to lockdowns imposed, border closures and travel restrictions. The table below shows the 2021 market share of Brazilian airlines in routes to/from Brazil based on RPKs:

International Market Share—Airline	RPK	Market Share

LATAM	4,218,116	73.60%
Azul	1,384,219	24.14%
GOL	122,261	2.13%
Other	8,737	0.15%
Total	5,733,333	100.0%

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
a)General Electric, or GE, the manufacturer of the CF34 engines installed on our E-Jet aircraft fleet—A power-by-the-hour agreement, effective throughout the period in which we operate each engine part of the agreement, which provides for comprehensive engine repair, performance restoration, overhaul, engine condition monitoring and diagnostics management of the CF34 engine fleet. Under this agreement, GE has equipped its GE Celma plant in Petrópolis near Rio de Janeiro to perform our engine maintenance since September 2012, resulting in a significant reduction in turnaround time and engine spares inventory, and avoiding the cost of shipping engines to the United States for maintenance.
b)Rolls-Royce, the manufacturer of the Trent 700 and Trent 7000 engines installed on our A330 and A330neo wide-body aircraft fleet, respectively—Separate power-by-the-hour agreements, or Total Care, each effective throughout the period in which we operate each engine part of the agreement, which provides for comprehensive engine repair, performance restoration, overhaul, engine condition monitoring and diagnostics management of Trent 700 and Trent 7000 engines fleet.
c)CFM International, a joint venture between GE and Safran Aircraft Engines, the manufacturer of the Leap 1A engines installed on our next-generation Airbus A320neo family fleet—A power-by-the-hour twelve year agreement, which provides for the repair, performance restoration, overhaul, engine conditioning monitoring and diagnostics management of each Leap 1A engine fleet. Under this agreement, GE had the obligation to develop its GE Celma plant in Petrópolis near Rio de Janeiro to perform our engine maintenance with full capability by 2020, which it has fulfilled. This will result in significant reduction in turnaround time and engine spares inventory, and will avoid the cost of shipping engines to the United States for maintenance.
d)Pratt & Whitney, the manufacturer of the PW1900G engines installed on the E2 aircraft fleet—A power-by-the-hour twelve year agreement for each engine effective from the delivery date of the first aircraft and covering the repair, performance restoration, overhaul, engine conditioning monitoring and diagnostics management of the engine fleet.
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
We have entered into the following long-term component flight hour agreements with the following parties:
a)ATR — An agreement expiring in 2028 which covers the component repair, on-site inventory and access to a spare parts exchange pool for our ATR72-600 aircraft fleet.
b)Embraer — E2 aircraft fleet is supported by an agreement expiring in 2032 which covers the component repair, on-site inventory and access to a spare parts exchange pool. The E1 aircraft fleet has a warranty repair agreement expiring in September 2022 which covers the repair of components
c)Airbus — Separate agreements for both the A320neo and A330 fleet expiring in 2028 and 2027, respectively, which cover the component repair, on-site inventory and access to a spare parts exchange pool.
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

We are focused on increasing the efficiency and productivity of our crewmembers. As of December 31, 2021, we had 78 FTEs per aircraft, compared with or competitors in Brazil. The following table sets forth the number of our crewmembers per category and the number of FTEs per aircraft at the end of the periods indicated:

	At December 31,
	2021	2020	2019

Crewmembers
Pilots	1,970	2,053	1,846
Flight attendants	3,038	3,078	2,936
Airport personnel	2,976	2,556	3,293
Maintenance personnel	2,040	1,901	2,217
Call center personnel	895	637	917
Others	2,244	1,779	1,980
Total	13,163	12,004	13,189
End-of-period FTEs per aircraft	78	74	93
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

Environmental, Social and Governance (“ESG”) Responsibility
Aviation connects people, cultures and economies, leading in economic growth and social progress. Since our foundation in 2008, we have established our operations with a concern for social values, local development and environmental protection, aiming to create sustainable long-term relationships with all of our stakeholders.
Emissions efficiency is a constant concern for our sector. In May 2021, we announced our commitment to reach net-zero carbon emissions by 2045. To achieve this target, we are already implementing some initiatives focused eco-efficient operation through the country’s youngest and most fuel-efficient fleet, aligned with a robust social responsibility initiatives and fleet transformation plan.
Fuel consumption per passenger decreased as a result of new developments, more efficient aircraft models and effective operating processes. Our ongoing fleet transformation process, which consists of replacing older generation aircraft with next-generation fuel-efficient aircraft, will play a significant role in our sustainability efforts as we expect the renewed fleet to reduce our fuel consumption and carbon emissions per flight as well as passenger basis. We are constantly working on other initiatives to reduce our fuel consumption including route optimization and operational improvements.
In August 2021, we announced a strategic partnership with Lilium, a wholly owned subsidiary of Lilium N.V., to build an exclusive “eVTOL” network in Brazil. The efforts to implement operations through eVTOL, a 100% electric airplane model with zero carbon emissions, is part of our strategy to innovate and maintain an even more sustainable business model, aligned with our ESG commitments and the best practices in the market. This potential commercial arrangement has a total value of up to US$1 billion and includes a fleet of 220 Lilium eVTOL aircraft expected to start operating in 2025. This strategic alliance and aircraft order remains subject to the parties finalizing commercial terms and definitive documentation relating thereto..
The most valuable asset of Azul is our committed and passionate crewmembers. Our mission is for our crewmembers to have the best job experience of their life while working at Azul, and for our customers the best flight experience. For us, our crewmembers are essential to our capacity to achieve excellence. Regardless of our position in the Company, we are all part of the same team, and the Azul experience is a collective effort that involves the commitment of all of us.
As of December 31, 2021, we were the sole airline in 175 of the 215 routes we served and, as a result, we support smaller communities that are located far from larger metropolitan areas, boosting their local economy. In addition to our diversified domestic network, we also serve select international destinations and partner with several airlines connecting customers to global destinations.
In 2020, we reaffirmed our commitment to the United Nations (UN) Sustainable Development Goals (SDGs) and developed an increasingly engaged social action, not only around our operating stations, but also across Brazil. We are committed to building a promising future, connecting people and changing lives through the work of our team of 2,751 volunteers and social investment projects that have directly benefited over 12,000 people.
We have developed several humanitarian aid actions such as transportation of health professionals and relevant cargo, such as masks, face shields, medical equipment, medication, alcohol gel, infrastructure for the field hospital in Campinas and vaccines, as well as repatriation flights for Brazilians. In 2022, with the expansion of the conflicts in Ukraine, we lead an initiative to raise funds for the Ukraine people, giving the opportunity for the customers who want to donate to this important cause, to purchase seats for virtual flights between São Paulo-Campinas, Brazil and Ukraine. While the flights will not be flown, the total value of the purchase will be donated to the International Committee of the Red Cross to support their efforts to aid the millions of refugees leaving Ukraine.
We conduct our corporate governance with transparency and in accordance with the most relevant market guidelines that comply with SEC and CVM requirements. In order to formalize our commitments, we rely on several corporate documents, such as our Bylaws, the Code of Ethics, Conduct, and our Sustainability Policy and during 2021; we implemented some additional policies as the Anti-Corruption, Prevention of Use and Disclosure of Material Nonpublic Information and Disclosure and Securities Trading.
Our ESG initiatives and improvements were recognized by the market through our inclusion, on December 20, 2021, in the Corporate Sustainability Index of the B3 Stock Exchange. At the same time, we also improved our CDP score to “B”, highlighting our engagement to environmental initiatives. Our inclusion in the ISE B3 and our improved CDP score represent important milestones and endorsements of this effort.
For more information about our ESG, initiatives and results visit www.voeazul.com.br/ir.

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
The table below shows our average fare in reais for the periods indicated, reflecting our total passenger revenue divided by passenger flight segments for such periods:

	Average Fare (R$)
Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2019	382.3	379.7	391.5	419.9
2020	403.3	329.0	262.4	307.0
2021	304.3	316.0	374.0	474.4
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
ANAC, which was created in 2005, has full regulatory powers regarding the following:
•guiding, planning, stimulating and supporting the activities of public and private civil aviation companies in Brazil;
•regulating flight operations; and
•regulating economic issues affecting air transportation and airports, including air safety, certification and fitness, insurance, consumer protection and competitive practices.
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

The Brazilian Civil Aviation Council (Conselho de Aviação Civil), or CONAC, which was created in 2000, is an advisory body to the President of Brazil with authority to establish national civil aviation policies, to be adopted and enforced by the Aeronautics High Command and ANAC. CONAC establishes guidelines relating to following:
•the representation of Brazil in conventions, treaties and other activities related to international air transportation;
•airport infrastructure;
•the provision of funds to airlines and airports to further strategic, economic or tourism interests;
•the coordination of civil aviation;
•air safety; and
•the granting of air routes, concessions and permissions for commercial air transportation services.
Airport Infrastructure
Brazil currently has more than 3,100 private and public airfields. Airlines that operate regularly scheduled flights primarily use public airport infrastructure, with 98% of total passenger traffic passing through a network consisting of 65 airports.
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
On February 18, 2020, the debt restructuring court approved the judicial recovery plan and on March 19, 2020, Aeroportos Brasil filed an application to ANAC for the rebidding of Viracopos airport, in compliance with the judicial recovery plan. On July 17, 2020, the Federal Government enacted Decree No 10.427/2020, authorizing the rebidding of Viracopos airport. [The Ministry of Infrastructure shall submit, within 90 days, its assessment to the Programa de Parcerias de Investimentos (Investment Partnership Program) of the possibility of transferring the debts acquired by the current concessionaire to the financiers of the new concessionaire. The auction is planned to take place in the third quarter of 2022
In March 2019, the Brazilian government concluded an auction for the concession of 12 airports grouped into three regional blocks – Northeast, Midwest, and Southeast, including our third largest hub in Recife. In April 2021, the Brazilian government auctioned another 22 airports located in the Southern, Mid and Northern region of the country, concluding the 6th concession round. The 7th concession round is expected to occur in 2022 and is expected to consist of three regional blocks.
The Resolution No. 338, of July 2014, predicts that airports operating at full capacity. Under this resolution, airports operating at full capacity are deemed by ANAC “coordinated airports.” The following airports are currently deemed to be “coordinated airports” by ANAC: Congonhas, Guarulhos, Recife and Santos Dumont.
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

ANAC has the authority to grant Brazilian airlines approval to operate a new international route or change an existing route, subject to the airline having filed satisfactory studies to ANAC demonstrating the viability of the routes and fulfilling certain conditions with respect to the concession for the routes. A Brazilian airline that received ANAC approval to provide international services may address a request for approval of a new or changed route to the Air Services Superintendence of ANAC (SAS – Superintendência de Acompanhamento de Serviços Aéreos da ANAC). The Superintendence submits a non-binding recommendation to the president or ANAC, who may decide whether to approve the request.
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
In addition, Brazil and United Kingdom reached a similar agreement in December 2018 that includes unlimited flight numbers, no restriction of routes, freedom of tariffs and of codeshare between airlines.
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
Currently, there are a five Brazilian ANAC “coordinated airports”, where slots are necessary to perform scheduled flights: Congonhas, Guarulhos, Santos Dumont e Pampulha. All the other airports are also subject to slot coordination procedures (coordination performed by their respective airport operators instead of ANAC).
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

Due the significant impact caused by the COVID-19 pandemic, responsible for drastically reducing the number of flights, ANAC granted waiver for the rules about slots cancellations at airports coordinated for seasons W19, S20, W20, S21 and W21, that is, until March 26, 2022.
Import of Aircraft into Brazil
Any civil or commercial aircraft must be certified in advance by ANAC before being imported into Brazil. Once certified, the aircraft may be imported in the same way as other goods. Following import, the importer must register the aircraft with the Brazilian Aeronautical Registry (Registro Aeronáutico Brasileiro, “RAB”).
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
Baggage Charge
According to ANAC’s Resolution 400 of December 13, 2016 (General Conditions of Air Transport), which became effective on March 14, 2017 (but had its applicability and effects suspended until April 29, 2017) airlines are allowed to charge for checked baggage. On June 1, 2017, we started charging our passengers a fee for checked baggage and believe this will be an important source of revenue going forward. The legality of charging for checked baggage was confirmed by Brazil President's veto of the provisional measure MP No 863/2018, which intended to prohibit charging for checked baggage.
General Conditions Applicable to Air Transportation
On December 14, 2016, ANAC approved Resolution No. 400, of December 2016, which sets forth certain general conditions applicable to air transportation. Resolution No. 400 was enacted on March 14, 2017 for all flight tickets purchased on and after this date. This resolution establishes boarding documentation requirements, provides customers with a 24 hour post-purchase period to cancel a flight ticket without charge (as long as the flight is at least 7 days in advance), reduces repayment periods, increases the baggage allowance, allows for free passenger name corrections on flight tickets, guarantees return tickets in the event a one-way cancellation is made in advance for a domestic flight and simplifies the return and compensation process for lost baggage.
In addition, law 14,034/20 and 14,174/21 were enacted as a result of the COVID-19 pandemic to bring financial relief to the airlines' cash outflows by changing the refund term from 7 days to 12 months for any flights canceled between March 19, 2020 to December 31, 2021.

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
Gas Emissions
We are monitoring and analyzing developments regarding amendments to the Kyoto protocol and the emissions regulations in the United States and Europe. We are now integrated into the European Emissions Trading System (EU ETS) and the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA). In 2021, we committed to reaching zero emissions by 2045 (NETZERO).
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
Pending Legislation
The Brazilian Government edited two important provisional measure at the end of 2021. As already proposed are in force, but their definitive application depends on the approval of the Brazilian Congress, which will analyze them soon. MP 1089,2021 – part of the “Voo Simples” iniciative, it modernizes the provisions of the Brazilian Aeronautical Code and other laws. This draft bill deals with matters related to civil aviation, including airport concessions, consumer protection, limitation of airlines’ civil liability, compulsory insurance and fines. MP 1094,2021 - Reduce Tax rates Income from aircraft and engine leasing between 2022 and 2026.
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
Security Regulation
The TSA was created in 2001 with the responsibility and authority to oversee the implementation, and ensure the adequacy, of security measures at airports and other transportation facilities in the United States. Since the creation of the TSA, airport security has seen significant changes including enhancement of flight deck security, the deployment of federal air marshals onboard flights, increased airport perimeter access security, increased airline crew security training, enhanced security screening of passengers, baggage, cargo and employees, training of security screening personnel, increased passenger data to CBP and background checks. Funding for passenger security is provided in part by a per enplanement ticket tax (passenger security fee) of $5.60 per one-way trip in air transportation that originates at an airport in the U.S., except that the fee imposed per round trip shall not exceed $11.20. The TSA was granted authority to impose additional fees on air carriers if necessary to cover additional federal aviation security costs. Pursuant to its authority, the TSA may revise the way it assesses this fee, which could result in increased costs for passengers and/or us. We cannot forecast what additional security and safety requirements may be imposed in the future in the United States or in the EU, or the costs or revenue impact that would be associated with complying with such requirements. The TSA also assess an Aviation Security Infrastructure Fee on each airline.

C.    Organizational Structure
We operate as a holding company and own 100% of our two principal subsidiaries: (i) Azul Linhas Aéreas Brasileiras S.A. (“ALAB”); and (ii) IntelAzul S.A. (formerly IntelAzul S.A.). The following organizational chart sets forth, in summary form, our material direct or indirect subsidiaries as of December 31, 2021:

AZUL S.A.
100%
100%
Azul Linhas Aéreas Brasileiras S.A.
IntelAzul S.A.
(formerly "Tudo Azul S.A.")
David Gary Neeleman
0.01%
John Peter Rodgerson
0.01%
99.99%
100%
100%
100%
100%
100%
100%
100%
100%
99.99%
ATS Viagens e Turismo Ltda.
Azul Investments LLP
Canela Investments LLC
Azul Finance LLC
Azul Finance 2 LLC
Blue Sabia LLC
Azul SOL LLC
Azul Saira LLC
Azul Conecta Ltda.
Cruzeiro Participações S.A.
100%
Canela Turbo Three LLC
Controlling holding
Wholly owned subsidiaries
Subsidiaries based in Brazil
Subsidiaries based abroad
Individual shareholder/partner

ALAB is our original operating subsidiary through which we operate all of our flight activities. ALAB wholly owns Azul Finance LLC and Azul Finance 2 LLC, subsidiaries incorporated in Delaware for the purpose of acquiring next-generation Airbus A320neos from Airbus and E-Jets from Embraer. ALAB also wholly owns Azul SOL LLC, a subsidiary incorporated in Delaware, through which ALAB holds the option to purchase six E-Jets under an operating lease structure, and Blue Sabia LLC, a wholly-owned subsidiary incorporated in Delaware, which leases certain aircraft to Portugalia – Companhia Portuguesa de Transportes Aéreos, S.A., a subsidiary of TAP. In addition, ALAB wholly owns ATS Viagens e Turismo Ltda., a subsidiary organized in Brazil, which sells travel packages offered by our Azul Viagens business unit. ALAB wholly owns TwoFlex (rebranded Azul Conecta Ltda.), a domestic airline based in the city of Jundiaí, State of São Paulo, Brazil, which offers regional domestic passenger and cargo service in Brazil, increasing our connectivity. ALAB is also the Managing Partner of Azul Investments LLP, a limited liability partnership incorporated in Delaware for the issuance of debt securities in the United States. ALAB also wholly owns a non-operating subsidiary, Cruzeiro Participações S.A., located in Brazil.
ALAB wholly owns Canela Investments, a limited liability company incorporated in Delaware, which is the parent company of our aircraft operating companies that finance aircraft in U.S. dollars. Canela Investments wholly owns Canela Turbo Three, a limited liability company incorporated in Delaware.

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
Azul Saíra LLC., a wholly-owned subsidiary of ALAB and a co-lessor in the sublease contract entered with Breeze Airways, was established on December 7, 2020, in the United States.
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
Our primary corporate offices and headquarters are located in the city of Barueri, state of São Paulo, where we lease 7,774.33 square meters under three lease agreements that expire in December of 2025.
We also lease four hangars totaling 29,560.64 square-meters for our full capability maintenance center in Belo Horizonte, with expirations from 2022 to 2035. We also lease one hangar in Manaus totaling 3,133.20 square meters and one in Cuiabá totaling 2,535.71 square meters for E-Jets and ATR line maintenance with leases expiring in 2024 and 2022, respectively. We also lease one hangar in Campinas totaling 34,116.71 square-meters, with lease expiring until 2046. Our training facility for pilot and cabin crew education, UniAzul, located at Viracopos airport has 14,576 square meter is under a lease agreement that expires in 2027. We also lease a 9,600 square-feet warehouse and office complex, located in Fort Lauderdale within the airport area, under a lease that expires in 2022.
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
Principal Factors Affecting Our Financial Condition and Results of Operations
We believe our operating and business performance is driven by various factors that affect the global and Brazilian economy, the Brazilian airline industry, trends affecting the broader Brazilian travel industry, and trends affecting the specific markets and customer base that we target. The following key factors may affect our future performance. In 2021, we continued to experience some challenges from the emergence of the Omicron variant in late November, which caused a lower demand for flights globally, affecting our results. However, despite the sharp spike in COVID-19 cases caused by new variant, our strong 4Q21 results give us confidence in our business model, we are sharply focused on executing our business plan for 2022, with the full recovery of corporate and international demand still to come. We see exciting opportunities in our passenger, loyalty, vacations and logistics businesses.
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

	As of and for the Years ended December 31,
	2021	2020

Real growth (contraction) in gross domestic product	4.6%	-4.1%
Inflation (IGP-M)(1)	17.8%	23.1%
Inflation (IPCA)(2)	10.0%	4.5%
Long-term rates – TLP (average)(3)	5.3%	4.6%
CDI Rate (average)(4)	4.4%	2.8%
LIBOR(5)	0.3%	0.7%
Period-end exchange rate—reais per US$ 1.00	5.58	5.20
Average exchange rate—reais per US$ 1.00(6)	5.40	5.16
Average depreciation of the real vs. US$	4.6%	30.7%
WTI crude price (average US$ per barrel during period)	67.97	40.39
Unemployment rate(7)	13.2%	13.5%

Source: FGV, IBGE, Central Bank, Bloomberg and Energy information administration
(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP was replaced by TLP and is the Brazilian long-term interest rate (average of monthly rates for the year).
(4)	The CDI Rate is an average of inter-bank overnight rates in Brazil (daily average for the period).
(5)	Average U.S. dollar three-month LIBOR for the year.
(6)	Average of the exchange rate on each business day of the year.
(7)	Average unemployment rate for year as measured by IBGE.
According to IBGE, the Brazilian economy grew 4.6% in 2021 mainly due to a notable reduction in the number of cases, deaths, and hospitalizations. This represents a clear recovery in the Brazilian economy, after a 4.1% drop in 2020 due to the pandemic. Azul was one of the very few airlines worldwide to surpass pre-pandemic revenues already in 2021.

In terms of passenger demand as measured by RPKs, according to ANAC, the Brazilian domestic aviation market grew 40.5% for the year ended December 31, 2021, compared to a drop of 48.6% in 2020 and a growth of 0.6% in 2019.
Despite advances against Covid-19 during 2021, the Brazilian Economy is expected to grow by 1.5% in 2022, the federal government revised its estimate for Gross Domestic Product (GDP) growth in 2022.
Net Operating Loss Carryforwards
We and our subsidiaries had net operating loss carryforwards of R$8,843.8 million as of December 31, 2021, represented by income tax losses and negative basis of social contribution. Certain of these net operating losses have been recorded at dormant subsidiaries and any future usage is dependent on transferring operating activities to such subsidiaries. Under Brazilian tax laws, we may only use our net operating losses to offset taxes payable up to 30% of the taxable income for each year. See “Item 5.A. Operating Results—Principal Components of Our Results of Operations—Taxes”.
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
As of December 31, 2021, 20% and 14% of our domestic network overlapped with that of Gol and LATAM, respectively. At Viracopos airport, our primary hub, only 3 out of 57 domestic destinations faced direct competition from Gol or LATAM as of December 31, 2021.
In addition, we were the sole airline on 81% of our routes and 33 of the destinations we served, and the market leader in 71 cities in terms of departure as of December 31, 2021. By comparison, Gol and LATAM were market leaders in only 7 and 13 cities, respectively, as of December 31, 2021.
Effects of Aviation Fuel Costs
Aviation fuel costs have been subject to wide fluctuations in recent years. Fuel availability and pricing are also subject to refining capacity, periods of market surplus and shortage, and demand for heating oil, gasoline and other petroleum products, as well as meteorological, economic and political factors and events occurring throughout the world, which we can neither control nor accurately predict. We attempt to mitigate fuel price volatility through commodity forward agreements with banks or a fixed price agreement with Vibra Energia, ex-BR Distribuidora. See “Item 5.A. Operating Results —Principal Components of Our Results of Operations—Operating Expenses.” Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, the pricing of hedges and other derivative products in the market and applicable regulatory policies. Petrobras, the leading player in the Brazilian oil industry and the parent company of Vibra Energia, has a strategy to equalize aviation fuel prices to international fuel prices every month. There are also regional differences based on logistical issues and different regional taxes.
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

The table below shows our average fare in reais for the periods indicated, reflecting our total passenger revenue divided by passenger flight segments for such periods:

	Average Fare (R$)
Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2019	382.3	379.7	391.5	419.9
2020	403.3	329.0	262.4	306.9
2021	304.3	316.0	374.0	474.4
Effects of Exchange Rates, Interest Rates and Inflation
Our results of operations are affected by currency fluctuations. For the years ended December 31, 2021, 2020 and 2019 , 88.7%, 82.9% and 80.4% respectively, of our revenue was domestic and therefore denominated in reais while 43.2%, 33.7% and 30.8% respectively, of our operating expenses were either payable in or affected by the U.S. dollar, such as aviation fuel, certain flight hour maintenance contract payments and aircraft insurance. We also have certain aircraft debt denominated in U.S. dollars, see “Item 5.B. Liquidity and Capital Resources—Loans and Financings.” We use short-term arrangement to hedge against exchange rate exposure related to our aircraft lease and other rent payment obligations.
We also have assets denominated in foreign currency such as security deposits, maintenance reserves, cash and equivalents, and the TAP bond, providing us with a natural hedge against our U.S. dollar denominated liabilities. In addition, our aircraft, engines, and spare parts are commercialized in U.S. dollars.
Inflation also had, and may continue to have, effects on our financial condition and results of operations. For the year ended December 31, 2021, 2020 and 2019 approximately, 26.7%, 27.9% and 30.1%, respectively, of our operating expenses, including salaries, catering and ground handling expenses were impacted by changes in inflation.
The Central Bank determines the base interest rate in order to manage inflation. Variations in interest rate affect primarily our long-term obligations subject to variable interest rates, including our loans and financing. As of December 31, 2021, 2020 and 2019, we had R$10,018.7 million, R$7,360.5 million and R$3,518.2 million respectively, in current and noncurrent loans and financing of which (i) 13.6% and 21.3%, respectively, were indexed by the CDI rate, or interbank interest rate. In addition, interest rates also affect our financial income to the extent that we have investments indexed to the CDI Rate. The Central Bank has changed the base interest rate several times over the past years in order to keep inflation within its targets.
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
Our operating gross revenue is primarily derived from transporting customers in our aircraft. For the year ended December 31, 2021, 87.5% of our gross revenue was derived from passenger revenue, and 12.5% was derived from cargo and other revenue.
For the years ended December 31, 2021, 2020 and 2019, 88.7%, 82.9% and 80.4% respectively of our operating net revenue was denominated in Brazilian reais. Passenger revenue is recognized either upon departure of the scheduled flight or when a purchased ticket expires unused, including revenue related to the redemption of TudoAzul points for Azul flights. Cargo revenue is recognized when transportation is provided. Passenger revenue depends on our capacity, load factor and yield. Capacity is measured in terms of ASKs, which represents the number of seats we make available on our aircraft multiplied by the number of kilometers these seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPKs, which represents the number of kilometers flown by revenue passengers, by ASKs. Yield is the average amount that one passenger pays to fly one kilometer. We use RASK, or revenue divided by ASKs, and PRASK, or passenger revenue divided by ASKs, as our key performance indicators, because we believe they enable us to evaluate the balance between load factor and yield. Since our first year of operations, we have maintained a significant RASK and PRASK premium compared to our competitors given our higher load factors and yields. We expect that our strategy will enable us to maintain that premium in the future.
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
Our largest operating expense is aviation fuel, which represented 32.8% of our total operating expenses in 2021, 21.1% in 2020 and 24.4% in 2019. Aircraft fuel prices in Brazil are much higher than in the United States, as the Brazilian infrastructure needed to produce, transport and store fuel is expensive and aviation fuel prices are controlled by a concentrated number of suppliers. Our aviation fuel expenses are variable and fluctuate based on global oil prices. Since global prices are denominated in U.S. dollars, our aviation fuel costs are also subject to exchange rate fluctuations between the real and U.S. dollar.
During the year ended December 31, 2021, the fuel price per liter increased 43.3%, from R$2.32 per barrel as of December 31, 2020 to R$3.32 per barrel as of December 31, 2021.

We attempt to mitigate fuel price volatility related to global changes in fuel prices through commodity forward agreements with banks and also have the option to enter into hedge agreements with Petrobras. The Petrobras hedging product available to us enables us to lock in the cost of the jet fuel we will consume in the future, thereby offering a more tailored hedge than WTI or heating oil futures, which are not perfectly correlated to jet fuel. In addition, Petrobras offers us the option to lock the jet fuel price in reais, thereby hedging our exposure not only to fuel prices, but also to the Brazilian real/U.S. dollar exchange rates.
In addition, local taxes applicable to the sale of jet fuel are high, ranging from 3.0% to 25.0%. Different states in Brazil apply different rates of value-added tax to fuel, requiring us to continually adjust our fuel prices to optimize fuel uplift. Several states in Brazil offer a value-added fuel tax relief or subsidy to airlines that provide better connectivity between cities within the state and other domestic or international destinations. Given the size of our network and diversified fleet, we believe we pay lower value-added fuel tax rates compared to our main competitors
Salaries, wages and benefits paid to our crewmembers, include, among others, health care, dental care, child care reimbursement, life insurance, funeral assistance, school aid (granted to expatriate executive officers only), housing allowance (granted to expatriate executive officers only), bonuses, pension plans, transportation tickets, food allowances and meal vouchers. We believe that we have a cost advantage compared to industry peers in salaries, wages and benefits expenses due to high employee productivity measured by the average number of employees per aircraft. While we had 78 FTEs per aircraft as of December 31, 2021. We also benefit from generally lower labor costs in Brazil, when compared to other countries, which is somewhat offset by lower productivity due to government requirements over employee labor conditions and taxes on payroll.
Landing fees include airport charges for each landing and aircraft parking, connecting fees as well as aeronautical and navigation fees. Most of these fees vary based on our level of operations and the rates are set by INFRAERO, DECEA and private airports.
Traffic and customer servicing includes the cost of airport facilities, ground handling expenses, customer bus service and inflight services and supplies. During the pandemic, due to Anvisa’s orientation, we suspended the inflight service. We provide complimentary bus services between a limited number of locations and certain strategic airports, such as transportation from the city of São Paulo to Viracopos airport, and we believe that the additional customers we attract by offering this service more than offset its cost.
Our sales and marketing expenses include commissions paid to travel and cargo agents, fees paid to credit card companies and advertising associated with the sale of our tickets and other products and services. We believe that our distribution costs are lower than those of our competitors because a higher proportion of our customers purchase tickets directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems. We employ low-cost, innovative marketing techniques, focusing on social networking tools (Instagram, Facebook, Twitter, YouTube and Instagram) and generating word of mouth recognition, including visibly branded complimentary bus service and guerrilla marketing campaigns to enhance brand recognition and provide promotions directed at our customers. We believe that we have an advantage compared to industry peers in sales and marketing expenses and expect this advantage will remain in the future.
Our maintenance, materials and repair expenses consist of line maintenance checks and certain maintenance fees based on number of hours flown to access spare parts to repair aircraft and engines. Our fleet is the younger compared to our main competitors, with an average age of 8.8 years and 8.3 years as of December 31, 2021 and 2020, respectively. In 2020, we include the Cessna aircraft operating on Azul Conecta, raising the average age of our fleet. If we exclude the 17 Cessna aircraft, the average age drops to 6.6 years. As the aircraft age, our maintenance expenses tend to increase.
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
Slightly over half of our expenses, such as fuel and maintenance, fluctuate with changes in the exchange rate between the real and the U.S. dollar. We currently enter into arrangements to hedge against increases in fuel prices, foreign exchange and interest rates. For further information, see item 5 see section 5 of the Reference Form to be released on May 31, 2022.
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
We and our subsidiaries had net operating loss carryforwards of R$8,843.8 million as of December 31, 2021, represented by income tax losses and negative basis of social contribution.
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
Impairment of rights of operations in airports (slots). In the business combination of IntelAzul S.A. (formerly TRIP Linhas Aéreas S.A.), slots acquired were recognized at their fair values at the acquisition date and not amortized. The estimated useful life of these rights was considered indefinite due to several factors and considerations, including requirements and authorizations for permission to operate in Brazil and limited availability of usage rights at the most important airports in terms of air traffic volume. The carrying amount of these rights is assessed annually. No impairment has been recorded to date.
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
The following chart includes certain operating information that evidences the evolution of our business between 2008 through December 31, 2021:

			Total Aircraft at End of Period
As of	Cities Served	FTEs	Owned	Leased	Total(1)

December 31, 2008(1)	3	712	3	2	5
December 31, 2009(1)	17	1,535	8	6	14
December 31, 2010(1)	28	2,940	14	13	27
December 31, 2011(1)(2)	43	4,329	22	27	49
December 31, 2012(1)	100	8,914	50	74	124
December 31, 2013(1)	103	9,848	56	81	137
December 31, 2014(1)	106	10,501	46	107	153
December 31, 2015(1)	102	10,533	46	106	152
December 31, 2016(1)(3)	102	10,311	39	100	139
December 31, 2017(1)(3)	104	10,878	27	120	147
December 31, 2018(1)(3)	110	11,807	20	123	143
December 31, 2019(3)	116	13,189	19	147	166
December 31, 2020(4)	112	11,946	34	158	192
December 31, 2021(5)	147	12,485	37	155	192

(1)	Includes aircraft held under finance and operating leases. We do not record aircraft held under operating leases as assets on our balance sheet.
(2)	Includes operating information resulting from the TRIP acquisition since November 30, 2012.
(3)	Includes aircraft subleased to TAP, 15 as of December 31, 2019 and 13 as of December 31, 2020.
(4)	Includes 13 aircraft subleased to TAP and 1 subleased to Breeze.
(5)	Includes 6 aircraft subleased to TAP and 3 subleased to Breeze.

Comparison of the year ended December 31, 2021 to the year ended December 31, 2020

	For the Year Ended December 31,		Percent Change
	2021	2020

Net revenue:	(in thousands of reais)
Passenger revenue	8,811,044	5,039,607	74.8%
Cargo and other revenue	1,164,685	704,519	65.3%
Total net revenue	9,975,729	5,744,126	73.7%
Operating expenses:
Aircraft fuel	(3,257,223)	(1,508,750)	115.9%
Salaries, wages and benefits	(1,748,441)	(1,426,637)	22.6%
Landing fees	(677,653)	(465,606)	45.5%
Traffic and customer servicing	(395,533)	(288,327)	37.2%
Sales and marketing	(403,987)	(329,829)	22.5%
Maintenance materials and repairs	(546,647)	(464,566)	17.7%
Depreciation and amortization	(1,544,333)	(1,805,553)	-14.5%
Impairment	1,075,682	757,554	42.0%
Other operating expenses, net	(2,422,799)	(1,611,493)	50.3%
	(9,920,934)	(7,143,207)	38.9%
Operating loss	54,795	(1,399,081)	n.a.
Financial result:
Financial income	154,280	60,298	155.9%
Financial expense	(3,838,243)	(2,514,587)	52.6%
Derivative financial instruments	864,184	(2,207,470)	n.a.
Foreign currency exchange, net,	(1,443,046)	(4,302,540)	-66.5%
	(4,262,825)	(8,964,299)	-52.4%
Result from related party transactions, net	(5,178)	(713,834)	-99.3%
Loss before income taxes	(4,213,208)	(11,077,214)	-62.0%
Current income taxes	—	(11)	n.a.
Deferred income taxes	—	242,516	n.a.
Net loss	(4,213,208)	(10,834,709)	-61.1%
Operating Loss
For the year ended December 31, 2021, the Company reported an operating income of R$54.8 million, compared to an operating loss of R$1,399.1 million for the same period in 2020. This result is mainly due to (i) the gradual rebuilding of the network, ending the year with an increase in passenger demand during 2021 of 52.4% compared to the same period of the previous year, (ii) improvement in operational efficiency, with a reduction in CASK ex-fuel of 24.6% in 2021 when compared to the same period in 2020.
Net loss was R$4,213.2 million for the year ended December 31, 2021 compared to a net loss of R$10,834.7 million for the same period in 2020, mainly due to (i) net monetary and exchange rate variations of R$1,443.0 million which mostly have no cash impact, and (ii) financial expenses of R$3,838.2 million mainly related to lease interest and other interest on loans and provisions.

The table below sets forth the breakdown of our operating revenues and expenses on a per-ASK basis for the periods indicated:

	For the Year Ended December 31,		Percent Change
	2021(1)	2020(2)
	(per ASK in R$ cents)

Net revenue:
Passenger revenue	16.65	24.71	-32.6%
Cargo and other revenue	1.64	3.45	-52.6%
Net revenues	18.29	28.16	-35.1%
Operating expenses:
Aircraft fuel	5.70	7.40	-22.4%
Salaries, wages and benefits	2.30	7.00	-67.2%
Landing fees	1.00	2.30	-56.8%
Traffic and customer servicing	0.60	1.40	-59.0%
Sales and marketing	0.80	1.60	-52.4%
Maintenance materials and repairs	0.80	2.30	-64.0%
Depreciation and amortization	2.50	8.90	-72.2%
Other operating expenses	1.60	4.20	-63.0%
Total operating expenses, net	15.20	35.02	-56.6%
Net Revenue
Net revenue increased 73.7%, or R$4,231.6 million, from R$5,774.1 million in 2021 to R$9,975.1 million in 2020, due to the 74.8% increase in passenger revenue with the gradual resumption of the network, and by the 65.3% increase in cargo and other revenue.
Passenger Revenues
The R$3,771.4 million, or 74.8% increase in passenger revenue in 2021 compared to 2020 is due primarily to the 52.4% growth in RPKs as a result of the recovery in passenger demand.
Cargo and Other Revenue
The R$460.2 million, or 65.3% increase during 2021 in cargo and other revenues when compared to the same period in 2020 is mainly related to the increase in revenues from cargo transportation. The good performance of our cargo business reflected the increase in demand from individual and corporate customers for package deliveries, online purchases, being a behavior enhanced as a result of the COVID-19 pandemic and also reflects Azul Cargo's connectivity strategy. Most of the observed increase was driven by the wide expansion in all segments and geographic areas of our cargo market, especially our e-commerce business. We also saw a 127.1% increase in revenues from Azul Viagens, our business unit that sells travel packages, in the year ended December 31, 2021 compared to the same period in 2020.

The table below presents our passenger revenue and selected operating data for the periods indicated.

	For the Year Ended December 31,		Percent Change
	2021	2020

Passenger revenue (in millions of reais)	R$ 8.811.044	R$ 5.039.607	74.8%
Available seat kilometers (ASKs) (millions)	31,386	20,395	53.9%
Load factor (%)	79.2%	80.0%	-0.08p.p.
Passenger revenue per ASK (cents) (PRASK)	28.07	24.95	12.5%
Operating revenue per ASK (cents) (RASK)	31.78	28.41	11.9%
Yield per passenger kilometer (cents)	35.46	31.20	13.6%
Number of departures	245,102	158,070	55.1%
Block hours	409,424	266,881	53.4%

Operating Expenses
Operating expenses increased R$2,777.7 million or 38.9%, from R$7,143.2 million in 2020 to R$9,920.9 million in 2021, mainly due to the gradual resumption of the network, which led to a 53.9% increase in capacity, resulting in higher variable expenses, (ii) by the increase in fuel costs by 115.9%, in addition to (iii) the average devaluation of 4.6% of the real against the dollar during fiscal year 2021 compared to the same period in 2020, which increased dollar-denominated expenses.
Aircraft Fuel. Aircraft fuel expenses increased 115.9%, or R$1,748.5 million, in 2021 compared to 2020, mainly due to (i) the 53.9% increase in capacity, and (ii) the 43.3% increase in fuel price per liter. On an ASK basis, aviation fuel increased by 40.3%.
Salaries, Wages and Benefits. Salaries, wages and benefits increased 22.6%, or R$321,8 million, in 2021 compared to 2020, primarily due to the 12.4% increase in total employees, due to higher fixed salary and benefits costs from our labor agreements and higher capacity, partially offset by the lower non-cash accounting impact of long-term incentives, driven by the reduction in share price and corresponding volatility, to be realized over 6 to 10 years. On an ASK basis, wages and benefits expense decreased 20.4% compared to the same period last year.
Landing Fees. Landing fees increased 45.5%, or R$212.0 million, in 2021 compared to 2020 mainly due to the 55.1% increase in departures, as a result of the gradual resumption of our network. In terms of ASK, the landings fees decreased by 5.4%.
Traffic and Customer Servicing. Traffic and customer servicing expense increased 37.2% or R$107.2 million in 2021 compared to 2020 primarily due to (i) a 53.9% increase in ASKs as a result of the gradual recovery of our network. On a per ASK basis, traffic services expenses decreased 12.3%.
Sales and Marketing. Sales and marketing expenses increased 22.5%, or R$74.2 million, in 2021 compared to 2020 mostly due to the 74.8% increase in passenger revenue, resulting in an increase in expenses for credit card processing fees and commissions paid to travel agencies, and by the 65.3% increase in cargo revenue, resulting in an increase in agent commission expense. Sales and marketing expenses per ASKs decreased by 20.4% when compared to 2020.
Maintenance, Materials and Repairs. Maintenance, materials and repairs increased 17.7% or R$82.1 million in 2021 compared to 2020 due primarily to (i) the average devaluation of 4.6% of the Brazilian real against the U.S. dollar during 2021 compared to 2020, and (ii) the 55.1% increase in departures as a result of the gradual resumption of our network. In terms of ASK, costs with maintenance and repair materials reduced 23.5% when compared to 2020.
Depreciation and Amortization. Depreciation and amortization decreased 14.5% or R$261.2 million in 2021 compared to the same period in 2020, due mainly to the reduction in asset usage rights, resulting from the renegotiation of lease agreements with lessors in 2020, partially offset by the increase in the size of our fleet. In terms of ASK, depreciation and amortization reduced 44.4% when compared to the same period of the previous year.
Other Operating Expenses. Other operating expenses increased 50.3% or R$811.3 million in 2021 compared to 2020 primarily due to expenses related to the growth of our logistics business, engine rental, and (ii) the average depreciation of 4.6% of the Brazilian real against the U.S. dollar during 2021 compared to the same period in 2020. When analyzed by ASK, other operating expenses increased by 3.0% when compared to the same period of the prior year.

Financial Results
Financial Income. Financial income increased 155.9%, or R$94.0 million, in 2021 compared to 2020, mainly due to the increase in the average CDI for the period, from 2.8% in 2020 to 4.4% for the same period in 2021.
Financial Expenses. Financial expenses increased 52.6%, or R$1,323.7 million in 2021 compared to 2020 mainly due to the R$864.5 increase in interest expenses related to aircraft leasing in view of contractual renegotiations that resulted in an increase in the discount rate and the average depreciation of 4.6% of the Brazilian real against the US dollar during the period compared to the same period of the previous year.
Derivative Financial Instruments. Gain in derivative financial instruments used for the hedging of our exposure to fuel price variation and foreign currency debt payments of R$864.2 million in 2021 compared to a loss of R$2,207.5 million in 2020 mainly due to unrealized gains related to fuel hedge contracts resulting from the sharp rise in fuel prices as a result of the recovery in demand for crude oil.
Foreign Currency Exchange. The net currency exchange effect on our monetary assets and liabilities when remeasured into reais, amounted to a non-cash loss on net monetary and foreign exchange variations of R$1,443.0 million in 2021 compared to a loss of R$4,302.5 million in the same period of the prior year, due to the depreciation of the real against the dollar of 4.6% between December 31, 2020 and December 31, 2021, resulting in an increase in our capitalized leases and foreign currency indebtedness.
Result from Related Party Transactions, net. In 2021, we recorded a net loss of R$5.2 million from related party transactions compared to a loss of R$713.8 million in 2020, mostly due to the elimination of the conversion right of the TAP bond call option which resulted in a loss of R$637.6 million.
Current Income Taxes. Current income tax and social contribution in 2021 was offset by benefits on tax losses and differences, compared to an expense of R$11 thousand in 2020, mainly due to accumulated tax losses.
Deferred Income Taxes. The credit related to deferred income tax and social contribution was offset by benefits on tax losses and differences compared to a credit of R$242.5 million in 2020, mainly due to accumulated tax losses.
Comparison of the year ended December 31, 2020 to the year ended December 31, 2019: For this discussion, see our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC on April 30, 2021.

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

As of December 31, 2021, our total cash position consisting of cash and cash equivalents and short-term and long-term investments, was R$3,981.9 million, compared to R$4,011.1 million as of December 31, 2020. The cash position remained stable even after paying over R$2.1 billion in leases, loans, deferral repayments, interest and capital expenses.
We believe that we will continue to be able to access equity and debt capital markets if and when necessary. The table below presents our cash flows from operating, investing and financing activities for the periods indicated:

	For the Year Ended December 31,
	2021	2020	2019
	(in thousands of reais)
Cash Flow
Net cash provided by operating activities	(310,616)	976,230	2,594,637
Net cash used in investing activities	(706,146)	(403,833)	(1,186,820)
Net cash provided by (used in) financing activities	833,891	933,506	(913,503)
Exchange gain (losses) on cash and cash equivalents	191,855	(88,968)	(15,570)
Net increase in cash and cash equivalents	8,984	1,416,935	478,744
Net Cash Provided By Operating Activities
Net cash used by operating activities in 2021 was R$310.6 million compared to net cash provided by operating activities of R$976.2 million in 2020. The reduction of the operating cash flows was mainly due to the resumption of payments to suppliers in 2021, which were postponed during 2020, caused by the COVID-19 pandemic and governments restrictions on travel.
Net Cash Used In Investing Activities
Net cash used in investing activities was R$706.1 million in 2021, compared to net cash used in investing activities of R$403.8 million in 2020. The increase in cash used in investing activities is mostly related to the increase in the amount spent on acquisitions of property and equipment from R$343.1 million in 2020 to R$624.3 million in 2021, partially offset by an increase in short-term investments of R$90.7 million in 2021 compared to a reduction in short-term investments of R$41.9 million in the same period of 2020.
Net Cash Provided By (Used In) Financing Activities
Net cash provided in financing activities was R$833.9 million in 2021, compared to R$933.5 million in 2020. The decrease in net cash provided by financing activities was mainly due to the increase in loans and financing and lease debt repayment.
Contractual Obligations
Our non-cancellable contractual obligations (in thousands of R$) as of December 31, 2021 included the following:

	2022	2023-2024	2025-2027	>2027	Total
	Less than 1 year	1 to 2 years	3 to 5 years	More than 5 years
	(in thousands of R$)
Commitments for future aircraft acquisition	1,332,170	3,403,181	5,765,719	2,130,470	12,631,540
Lease liabilities	3,083,264	5,167,135	4,269,260	2,370,916	14,890,575
Non-aircraft loans	283,829	2,548,111	3,330,099	—	6,162,039
Debentures	—	714,559	1,844,662	—	2,559,221
Aircraft loans	341,179	696,486	151,048	10,185	1,198,898
Interest payable on bonds	98,573				98,573
Interest on lease liabilities	718,806	2,904,612	4,982,819	4,927,543	13,533,780
Total	5,857,821	15,434,084	20,343,607	9,439,114	51,074,626

Loans and Financings
As of December 31, 2021, our total debt was R$24,909.3 million, and our total debt including sublease receivables was R$24,635.1 million. Excluding the convertible debentures, total debt was R$22,762.1 million as of December 31, 2021, a 32.7% increase compared to December 31, 2020.
The following tables set forth our short-term and long-term loans and financing as of December 31, 2021 and 2020:

	At December 31,
	2021	2020
	(in thousands of reais)
Short-Term Debt
Local currency	635,117	473,853
Foreign currency (U.S. Dollars)	353,808	369,189
Lease liabilities	3,497,665	2,272,349
Senior Notes	34,465	15,289
Total short-term debt	4,521,055	3,130,680
Long-Term Debt
Local Currency	877,169	1,145,408
Foreign currency (U.S. Dollars)	2,617,709	3,295,754
Lease liabilities	11,392,910	10,248,463
Senior Notes	5,500,463	2,061,021
Total long-term debt	20,388,251	16,750,646
Total loans and financing	24,909,306	19,881,326
The following table sets forth the financial charges and balances of our aircraft and non-aircraft debt and excludes lease liabilities as of the periods indicated:

			As of December 31,
	Financial Charges		2021	2020

Aircraft financing(1)
In local currency (R$)	6.0% to 7.3%, Selic + 2.8% to 5.5%	Monthly repayment	112,368	151,876
In foreign currency (U.S.$)(1)	3.0% to 6.0%, Libor 3M + 2.6%	Monthly, quarterly and semi-annual repayment	1,093,514	1,084,705
Non-aircraft financing:
In foreign currency (U.S.$)	1% to 7.3%	Monthly, quarterly, semi-annual and bullet payment	5,539,930	2,236,844
In local currency (R$)	5.0% to 10.7%, CDI + 2% to 6% TJLP + 5%	Monthly, quarterly and semi-annual repayment and monthly repayment after grace period of 20 months	666,901	776,481
Debentures (R$)	CDI + 3%	Quarterly	733,017	690,904
Convertible debenture (R$)	6.0% to 7.5%	Semi-annual payment	1,873,001	2,419,704
			10,018,731	7,360,514

(1)	Aircraft financing includes lease liabilities and financing agreements with respect to our aircraft, flight simulators and related equipment.
As of December 31, 2021, we had 179 aircraft and engines under operating leases with an aggregate balance of R$13,796.5 million and 19 aircraft and engines held under finance leases and loans, with an aggregate outstanding balance of R$1,094.1 million, with the underlying aircraft serving as security and 17 owned aircraft, which are in property, plant and equipment at the net amount of depreciation of R$1,707.9 million. Of our passenger contractual fleet of 179 aircraft, 6 aircraft were subleased to TAP and 3 aircraft was subleased to Breeze as of December 31, 2021. Our non-aircraft secured loans, aircraft finance leases and aircraft debt financing contain customary covenants and restrictions, such as default in case of change of control and termination, or non-renewal of the agreement.

Capital Expenditures
Our gross capital expenditures (acquisitions of property, equipment and intangibles) for the years ended December 31, 2021, 2020 and 2019, totaled R$776.8 million, R$452.7 million and R$1,560.4 million, respectively. Most of these expenditures are related to the acquisition of new aircraft, engines, engine overhaul and aircraft equipment such as spare parts. Other capital expenditures include IT systems and facilities.
Capital expenditures increased compared to the previous year as a result of the gradual resumption of the network and passenger demand due to COVID-19. Compared to 2019 the decrease was mostly due to a higher share of maintenance checks performed in-house in 2021 and higher acquisition of spare parts and capitalization of engine overhaul events in 2019.
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
Off-Balance Sheet Arrangements
In connection with the full retroactive adoption of IFRS 16 – Leases, we do not have off-balance sheet arrangements, as our operating lease obligations are now reflected in our financial statements.
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
Developments in the Brazilian political landscape, such as elections, including the 2022 Brazilian presidential election, may also affect us. Uncertainty about political developments and whether the current or future Brazilian federal government will make policy or regulatory changes affecting these or other factors in the future is exacerbated by the impact of the COVID -19 pandemic and the escalation of conflicts in Ukraine.
In addition, The recent global developments relating to Russia’s invasion of Ukraine result Brent oil prices sharply increased from about US$75 per barrel at the end of 2021 to around US$100 per barrel by the end of April 2022. It is possible that our U.S. dollar denominated operating expenses will further increase as a result of such increase in Brent oil prices.
We cannot predict what policies the current or future Brazilian government will adopt or whether such policies will have adverse consequences for the Brazilian economy or adversely affect us. However, we expect demand for air travel to increase steadily in 2022. Given the ongoing international travel restrictions and requirements on passengers, we expect that most of the increased demand for air travel will come from the domestic market.
E.    Critical Accounting Estimates
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
Pursuant to the Shareholders’ Agreement:
•As long as TRIP’s former shareholders hold: (i) more than 20% of our common shares, they will have the right to appoint three directors among them as a single shareholding block; (ii) between 10% and 20% of our common shares, they will have the right to appoint two directors; and (iii) between 5% and 10% of our common shares, they will have the right to appoint one director;
•As long as Calfinco holds at least 50% of the preferred shares that were held by Calfinco as of August 3, 2016, Calfinco will have the right to appoint one director;
•The remaining directors must be appointed by David Neeleman, provided that at least two directors are independent, according to the regulations of the Level 2 segment of B3, and the majority of the directors are Brazilian citizens, to the extent required by applicable Brazilian law or governmental authorities.
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
In 2021, we paid our board of directors a fixed aggregate compensation amount totaling approximately R$4.0 million for services rendered. The members of our board of directors are also granted stock-based compensation as a long-term incentive, see “Item 6.B. Management Compensation—Stock-Based Incentive Plans.” In addition, as a benefit, our directors receive passenger tickets on our flights.

As of December 31, 2021, we do not have any contractual arrangements, insurance policies or other instruments structuring compensation or indemnification mechanisms for our directors in the event of dismissal or retirement.
The table below sets forth the name, title, election date, expiration date of the term of office, and the date of birth of each of the current members of our board of directors:

Name	Title	Election Date(1)	Mandate Term	Date of Birth

David Gary Neeleman	Chairman	April 29, 2021	April 28, 2023	October 16, 1959
José Mario Caprioli dos Santos	Independent Member(2)	April 29, 2021	April 28, 2023	July 11, 1971
Sérgio Eraldo de Salles Pinto	Independent Member(2)	April 29, 2021	April 28, 2023	September 24, 1964
Carolyn Luther Trabuco	Independent Member(2)	April 29, 2021	April 28, 2023	April 15, 1969
Gelson Pizzirani	Independent Member(2)	April 29, 2021	April 28, 2023	July 18, 1951
Renan Chieppe(3)	Independent Member(2)	April 29, 2021	April 28, 2023	April 6, 1962
Decio Luiz Chieppe(3)	Independent Member(2)	April 29, 2021	April 28, 2023	May 14, 1960
Michael Paul Lazarus	Independent Member(2)	April 29, 2021	April 28, 2023	May 20, 1955
Gilberto de Almeida Peralta	Independent Member(2)	April 29, 2021	April 28, 2023	May 3, 1957
Peter Allan Otto Seligmann	Independent Member(2)	April 29, 2021	April 28, 2023	September 30, 1950
Patrick Wayne Quayle	Independent Member(2)	April 29, 2021	April 28, 2023	November 22, 1978

(1)	Refers to date of most recent election.
(2)	Independent according to the regulations of the Level 2 segment of B3.
(3)	Renan Chieppe and Decio Luiz Chieppe are relatives.
The business address of each member of our board of the directors is Avenida Marcos Penteado de Ulhôa Rodrigues, n. 939, 8th floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, Zip Code 06460-040, in the city of Barueri, State of São Paulo - Brazil.
The following discussion contains summary biographical information relating to each of the members of our board of directors:
David Gary Neeleman, a dual Brazilian and U.S. citizen, is the Chairman of our board of directors and served as Chief Executive Officer until July 2017, since he founded Azul in January 2008. Prior to Azul, Mr. Neeleman founded JetBlue, where he held the position of Chief Executive Officer from 1998 to 2007 and Chairman of the board of directors from 2002 to 2008. Mr. Neeleman’s career in the airline industry began in 1984 when he co-founded Morris Air. As president of Morris Air, he implemented the industry’s first electronic ticketing system and pioneered a home reservationist system that is now the foundation of JetBlue’s call center. Mr. Neeleman sold Morris Air in 1993 and took the electronic ticketing to Open Skies. He sold Open Skies to Hewlett Packard in 1999. Mr. Neeleman was also co-founder of WestJet Airlines and served as a member of its board of directors from 1996 to 1999. Mr. Neeleman currently also serves as CEO and Chairman on Breeze AirwaysTM, as well as a member of the board of directors of Lilium N.V. since September 2021.
José Mario Caprioli dos Santos is a member of our Board of Directors, having been our Vice President of Institutional Relations from February 18, 2014 to March 9, 2020, and Chief Operating Officer from August 15, 2012 to February 18, 2014. Mr. Caprioli was the founder of TRIP, where he served as the Chief Executive Officer from 1998 to 2013. Mr. Caprioli holds a bachelor’s degree in business administration from Pontifícia Universidade Católica de Campinas. He also attended a specialization course on public transportation at Universidade de Campinas and a capital markets program at Columbia University. He currently also serves as an independent member of the Board of Directors of four more companies.
Sérgio Eraldo de Salles Pinto has been an independent member of our Board of Directors since March 10, 2008. Mr. Sergio is CEO of Grupo Bozano and currently also serves as an external member of the Audit, Risk and Ethics Committee of Embraer, member of Investment Committees of Crescera Capital, CEO of Legend Capital and representative member of the Shareholders Committee of Conglomerado Alfa. In addition to the positions currently held, he served as a member of the Board of Directors of large companies, such as Netpoints, Embraer, Votorantim S.A. and Votorantim Finanças S.A., having also served as director of Banco Bozano, Simonsen S.A., and held the position of Chairman of Bozano Simonsen Securities in London. Mr. Sergio holds a degree in Economics and Electrical Engineering from the Universidade de Brasília and a master’s degree in Economics from Fundação Getúlio Vargas do Rio de Janeiro, and a master’s degree in Business Administration from the Pontifícia Universidade Católica do Rio de Janeiro.

Carolyn Luther Trabuco has been an independent member of our board of directors since March 10, 2008. Ms. Trabuco is the Chief Financial Officer of Inclusively, a technology-centered inclusion solution and employment platform for job seekers with disabilities, mental health conditions, and chronic illnesses. She is the founder of Thistledown Advisory Group LLC, an advisory firm that works with companies focusing on high growth disruptive industry opportunities created by ESG and sustainability driven investment demand. Prior to founding Thistledown, she was a portfolio manager and senior advisor at Phibro Energy Trading LLC, with responsibility for investing in global resources and energy equities. Prior to that Ms. Trabuco was a portfolio manager and senior equity research analyst at Pequot Capital Management where she established the firm’s investment presence in global metals, mining and steel and in Brazil. Ms. Trabuco began her investment career in Equity Research at Fidelity Investments and later at the Wall Street firms Lehman Brothers, Montgomery Securities and First Union Capital Markets. She has worked in the financial services industry for over 20 years and has been involved with Azul since its formation in 2008. She holds a bachelor’s degree in Art History from Georgetown University and a Master of Public Administration (MPA) from Sacred Heart University.
Gelson Pizzirani has been an independent member of our board of directors since April 30, 2012. Between 2002 and 2007, he served as Vice President of Information Technology, Revenue Management, and Mesh and Fleet Planning at Tam Linhas Aéreas S.A. between 2002 and 2007. Before joining Tam Linhas Aéreas S.A., he held several management positions with different information technology companies. Mr. Pizzirani holds a bachelor’s degree in mathematics from the Universidade de Santo André and a master’s degree in strategic management and information technology from Fundação Getúlio Vargas.
Renan Chieppe has been an independent member of our board of directors since August 15. He has also been Executive Officer of Grupo Águia Branca’s passenger transportation unit since 1994, and as a member of the Board of Directors of VIX Logística S.A.. Mr. Chieppe joined Grupo Águia Branca in 1980, having assumed the Presidency of the Holding and the Board of Directors of Grupo Águia Branca in January 2019. Mr. Chieppe also served as chairman of the board of TRIP from 2008 to 2012. In 2001, he was elected President of the Espírito Santo State Passenger Transportation Trade Association (Sindicato de Transportes de Passageiros do Estado do Espírito Santo), a position he held for two consecutive terms. In December 2021, he assumed the position of President of the Federation of Transport Companies of the state of Espírito Santo (Federação das Empresas de Transportes do Espírito Santo) - Fetransportes. Mr. Chieppe holds a degree in Business Administration from Faculdades Integradas Espírito-Santenses, with a specialization in Advanced Management from Fundação Dom Cabral.
Decio Luiz Chieppe has been an independent member of our board of directors since August 15, 2012. He is also Vice President at Grupo Águia Branca for Innovation and Finance and a member of the board of directors of Vix Logística S.A.. During his career, Mr. Chieppe has held leadership positions at all Grupo Águia Branca companies, including his current position, from 1993, and as the Chief Executive Officer of certain Grupo Águia Branca companies from 1978 to 1993. Mr. Chieppe holds a degree in Business Administration from the Universidade Federal do Espírito Santo and an executive master’s degree in finance from IBMEC. He also completed an executive skills, tools and competencies program (STC), at the J.L. Kellogg Graduate School of Management and the PGA (Programa de Gestão Avançada - Advanced Management Program) at INSEAD – The Business School For the World.
Michael Paul Lazarus has been an independent member of our board of directors since February 20, 2013. Mr. Lazarus co-founded Weston Presidio Capital, a private equity firm focused on growth companies, in 1991 and currently serves as one of its Managing Partners. Mr. Lazarus is also a founding partner of Main Post Partners, a San Francisco based growth equity fund. Prior to the formation of Weston Presidio Capital, he served as Managing Director and Director of the Private Placement Department of Montgomery Securities. He was previously the founding Chairman of JetBlue and served on the board of directors for the airline as well as on the boards of directors for Restoration Hardware, Morris Air, Guitar Center, Fender Musical Instrument Corp., Integro, Jimmy John’s LLC, and numerous privately held companies. Michael graduated with a bachelor’s degree in accounting from Grove City College and he is a certified public accountant in the United States.
Gilberto de Almeida Peralta has been an independent member of our board of directors since August 24, 2018. With more than 40 years of experience in the aviation sector, Mr. Peralta has held led positions at General Electric-GE global conglomerate, including the positions of Chief Executive Officer of GE Brasil, General Manager of GE Capital Aviation Services in Latin America and Caribbean, having also held the position of Vice President at GE Aviation in France, where he led the Airbus aircraft area. Mr. Peralta holds a bachelor’s degree in Civil and Mechanical Engineering from the Universidade Católica de Petrópolis, and currently also serves as Chairman of the Board of Directors of Helibras - Helicópteros do Brasil S.A., an Airbus Group subsidiary, as well as an independent director of Ascensus Group.

Peter Allan Otto Seligmann has been an independent member of our board of directors since April 29, 2021. He is the CEO and co-founder of Nia Tero, a joint venture of the Emerson Collective, the MacArthur Foundation, the Mulago Foundation and Conservation International. Nia Tero works alongside Indigenous peoples and local communities in securing their rights, cultures, and well-being through agreements that secure the vitality of their oceans and lands. Mr. Seligmann is also the Chairman of the Board, and former CEO, of Conservation International (CI), a global nonprofit organization he co-founded in 1987. Under Seligmann’s leadership, CI emerged as one of the most impactful conservation organizations in the world. CI, working in over 40 nations, has become a cutting-edge leader in valuing and sustainably caring for nature for the well-being of people. For nearly 40 years Mr. Seligmann has been an influential and inspiring voice in conservation. He works in partnership with governments, communities, and businesses to find innovative and pragmatic solutions to ensure the sustainability of our natural resources. Mr. Seligmann is a Director at First Eagle Holdings, Inc. He is a member of the Council on Foreign Relations, serves on the advisory board of BDT & Company, and also serves on the boards of the Mulago Foundation, Lafayette Square, Only One and Glassybaby. He was also named to the Enterprise for the America’s Board by President Clinton in 2000. He holds a Master of Science in Forestry and Environmental Science from Yale University and a Bachelor of Science in Wildlife Ecology from Rutgers University. Mr. Seligmann has Honorary Doctorates in Science from Michigan State University and Rutgers University.
Patrick Wayne Quayle has been an independent member of our board of directors since April 29, 2021. Patrick brings 15+ years of experience in airline network, fleet, and corporate planning across positions at United Airlines, American Airlines, and Continental Airlines. Patrick is currently Senior Vice President, International Network and Alliances at United Airlines, where he is responsible for the company’s $20B international route portfolio and enterprise fleet strategy. He has led the launch of 70+ new international routes to 15+ new destinations and has directed the design and interior configuration of more than 1,000 aircraft. Patrick received his Bachelor of Arts in political science from Rice University, his MBA from the University of Bath, and was named to Crain’s Chicago Business 40 Under 40.
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
According to our bylaws, our board of executive officers is composed of two to seven members, who serve for two-year terms and may be reelected. Our bylaws set forth that our board of executive officers must be composed of: (i) one chief executive officer; (ii) one chief financial officer; (iii) one institutional relations officer; and (iv) up to four additional officers with or without specific designation. In addition, our bylaws establish that one officer must be designated the investment relations officer. Officers may serve in more than one capacity at the same time.
Our executive officers can be removed by our board of directors at any time. Pursuant to the regulations of the Level 2 segment of B3, each executive officer must, prior to taking office, sign an instrument of consent (Termo de Anuência dos Administradores).
Our investor relations department is located at the Company’s headquarters. Alexandre Wagner Malfitani, who is also our Chief Financial Officer, was elected our Investors Relations Officer at the board of directors meeting held on July 24, 2017. The telephone number of our investor relations department is +55 (11) 4831-2880, the fax number is +55 (11) 4134-9890 and its e-mail is invest@voeazul.com.br.
The table below indicates the name, title, date of birth and date of election of each of the current members of our board of executive officers:

Name	Title	Election Date	Mandate Term	Date of Birth

John Peter Rodgerson	Chief Executive Officer	January 11, 2021	January 10, 2023	June 11, 1976
Antonio Flávio Torres Martins Costa	Chief Operating Officer	February 18, 2021	January 10, 2023	August 28, 1951
Alexandre Wagner Malfitani	Chief Financial Officer Investor Relations Officer	January 11, 2021	January 10, 2023	August 21, 1972
Abhi Manoj Shah	Chief Revenue Officer	January 11, 2021	January 10, 2023	September 27, 1978
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
Alexandre Wagner Malfitani is our Chief Financial Officer and Investor Relations Officer, a position he has occupied since July of 2017. Previously, Mr. Malfitani served as the head of our TudoAzul loyalty program and our Director of Finance and Treasurer. Mr. Malfitani joined Azul in 2008 as one of the airline’s founding members. Before joining Azul, Malfitani worked at United Airlines in Chicago in several leadership positions including managing director of treasury. Before that, he worked for five years in the finance industry, including as fund manager at Deutsche Bank and trader at Credit Agricole Indosuez. Mr. Malfitani received an MBA with honors from the Kellogg School of Management and a bachelor’s degree in Engineering from Universidade de São Paulo. He is also a Chartered Financial Analyst (CFA).
Antonio Flávio Torres Martins Costa is our Chief Operating Officer. He joined Azul in 2008, as part of the Azul founding team, as Technical and Operations Director responsible for the flight certification process of the Company at ANAC. After that, he became our Logistics Director responsible for airports and infrastructure, non-aeronautics procurement and the development of Azul Cargo’s business. In 2012, he became Azul’s Chief Operating Officer, and in addition to this current role he is also the Chief Executive Officer of Azul Conecta, Azul’s regional aviation subsidiary. With nearly half a century of experience in the airline industry, Mr. Costa served as Technical and Operations Director at Pluna S.A., Varig and OceanAir. He holds a Telecommunication Engineering degree from Nuno Lisboa University, an MBA in Business Logistics from FGV, an MBA in Business and Information Technology from FGV and a master’s degree in Supply and Logistics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ).
Abhi Manoj Shah is our Chief Revenue Officer and one of the founding members of Azul. Prior to joining Azul in 2008, Mr. Shah worked at JetBlue from 2004 to 2008 and at the Boeing Company from 2000 to 2004. Mr. Shah holds a bachelor’s degree in Aerospace Engineering from the University of Texas and a master’s degree in Aerospace Engineering from the University of Washington.
Fiscal Council
Pursuant to Brazilian corporate law, a fiscal council is a corporate body independent from a company’s management and independent auditors. A fiscal council may be either permanent or non-permanent. Although we have not elected any fiscal council members as of December 31, 2021, we currently have a non-permanent fiscal council as required by law, which may be installed at any time at the request of shareholders, as described below. If installed, the primary responsibilities of our fiscal council would include monitoring management activities, reviewing our financial statements each quarter, and reporting its findings to our shareholders. If installed, fiscal council members would be entitled to annual compensation in the form of a fixed salary.
The fiscal council, if installed, will be composed of three members who are residents of Brazil and their respective alternates. Under Brazilian corporate law, a non-permanent fiscal council may be installed at the request of shareholders representing at least (i) 10% of the outstanding common shares; or (ii) 5% of the preferred shares and, once installed, the fiscal council will serve until the first annual shareholders’ meeting following its establishment. Pursuant to CVM Resolution n. 70, listed corporations with outstanding capital stock valued at more than R$150 million, such as us, may reduce these percentages to: (i) 2% of the outstanding common shares; or (ii) 1% of the preferred shares. In addition, each group of preferred shareholders (irrespective the percentage of shares held) and minority shareholders representing a minimum of 10% of or outstanding common shares is entitled to elect one fiscal council member and the corresponding alternate by a separate vote. In this case, our controlling shareholders may elect the same number of council members as the minority shareholders (common and preferred), plus one. The fiscal council may not include members of our board of directors or our board of executive officers, employees of controlled companies or any company from within our economic group, or relatives of our managers. Brazilian corporate law requires each fiscal council member to receive as compensation an amount equal to at least 10% of the average individual annual salary of executive officers, excluding benefits and other allowances, or profit-sharing arrangements. Fiscal council members are further required to comply with the rules of the Level 2 segment of B3.
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
The aggregate compensation expense incurred to our directors, executive officers and officers in the years ended December 31, 2021, 2020, 2019 was R$ 43.1 million, R$ 66.8 million and R$ 58.6 million, respectively, including stock options.
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
On December 11, 2009, we established our first stock option plan, which consists of three programs:
•The first program was established on December 11, 2009 and terminated on December 31, 2010. The options granted to each beneficiary under this first program vested in 48 equal monthly installments. The vested, options under this program became exercisable upon the pricing of our initial public offering. The strike price under this program, after accounting for the stock splits that we carried out subsequent to the date of grant, is R$3.42 per preferred share. On December 11, 2009, our compensation committee authorized the issuance of 5,718,400 preferred options (after giving effect to the two-for-one stock split on February 23, 2017) for our officers, executives and key employees.
•The second program, which extends to our statutory and non-statutory officers, was established on March 24, 2011. The options granted to each beneficiary under this second program vested in 48 equal monthly installments and authorized the issuance of 1,648,000 preferred options (after giving effect to the two-for-one stock split on February 23, 2017). The vested options under this program became exercisable upon the pricing of our initial public offering. The strike price under this program, after accounting for the stock splits that we carried out subsequent to the date of grant, is R$6.44 per preferred share, which was calculated based on a valuation of our shareholders’ equity at the time. Due to the granting of additional options under this program, the Special Shareholder’s Meeting held on April 27, 2011 approved an amendment to our charter authorizing a capital increase and a limit of 7,366,400 preferred shares (after giving effect to the two-for-one stock split on February 23, 2017); however, only 1,572,000 preferred options (after giving effect to the two-for-one stock split on February 23, 2017) were granted under this second program.
•The third program was established on April 5, 2011, authorizing the issuance of 685,600 preferred options (after giving effect to the two-for-one stock split on February 23, 2017), which were remaining from the first program. The options granted to each beneficiary under this third program vested in 48 equal monthly installments. The vested options under this program became exercisable upon the pricing of our initial public offering. The strike price under this program (after giving effect to the two-for-one stock split on February 23, 2017) is R$6.44 per preferred share, which was calculated based on a valuation of our shareholders’ equity at the time.
As of December 31, 2021, we have 303,920 outstanding shares under this stock option plan.

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
There were four programs approved under the second stock option plan:
•On June 30, 2014, our compensation committee approved the first share-based program, authorizing 2,169,122 options (after giving effect to the two-for-one stock split on February 23, 2017). The strike price under this program is R$19.15 per preferred share.
•On July 1, 2015, our compensation committee approved the second share-based program, authorizing 627,810 options (after giving effect to the two-for-one stock split on February 23, 2017). The strike price under this program is R$14.51 per preferred share.
•On July 1, 2016, our compensation committee approved the third share-based program, authorizing 820,250 options (after giving effect to the two-for-one stock split on February 23, 2017). The strike price under this program is R$14.50 per preferred share.
•On July 6, 2017, our compensation committee approved the fourth share-based program, authorizing 680,467 options. The strike price under this program is R$22.57
As of December 31, 2021, we have 1,751,064 outstanding shares under this second stock option plan.
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
As of December 31, 2018 one program has been approved under the third stock option plan:
•On March 14, 2017, our board of directors approved the first share based program authorizing options which when exercised will represent 9,343,510 preferred shares. The strike price for the first program is R$11.85 per preferred share.

The table below shows, as of December 31, 2021 the total number of stock options granted to all beneficiaries, and the number of options that have already vested, in each case after accounting for the stock splits carried out subsequent to the date of grant:

Stock Option Plans	Total Number/ Amount of Stock Options Granted	Number of Stock Options Outstanding

First Stock Option Plan
First Program	5,032,800	212,420
Second Program	1,572,000	84,000
Third Program	656,000	7,500
Second Stock Option Plan
First Program	2,169,122	750,927
Second Program	627,810	210,555
Third Program	820,250	317,837
Fourth Program	680,467	471,745
Third Stock Option Plan
First Program	9,343,510	1,868,702
Restricted Share Units (RSU)
On June 30, 2014, we also established our restricted share units, or RSUs, plan. Under the restricted share units plan, the participants were granted a fixed monetary amount which would be converted into a quantity of restricted preferred shares equal to the monetary value in the event of an IPO. The restricted share granted to each beneficiary under the plan vests in four equal annual installments. As of the pricing of our initial public offering, the beneficiaries became vested in the restricted shares. Prior to our initial public offering, at the end of each year of the vesting period, we paid the beneficiaries in cash the portion corresponding to the value of the restricted shares already vested, at fair value and without any additions. In 2019, 2020 and 2021, 260,451, 244,947 and 495,093 restricted shares were transferred to the beneficiaries of the plan, respectively.
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
The first program of the second restricted share units plan establishes that 1,382,582 shares will be allocated to the First Program.
The second program of the second restricted share units plan establishes that 300,000 shares will be allocated to the Second Program.

The table below shows, as of December 31, 2021, the total number of RSUs and the number of RSUs that have been granted and outstanding:

RSU Plan	Total RSUs Granted	Total RSUs Outstanding	Fair Value as of Grant Date
			(in reais)
First Program	487,670	-	R$ 21.00
Second Program	294,286	-	R$ 21.00
Third Program	367,184	-	R$ 21.00
Fourth Program	285,064	1,550	R$ 24.17
Fifth Program	291,609	61,222	R$ 24.43
Sixth Program	170,000	72,503	R$ 51.65
First Program – Second Plan	1,382,582	947,723	R$ 21.80
Second Program – Second Plan	300,000	283,388	R$ 42.67
Virtual Stock Option Plan
On August 7, 2018 and on April 30, 2020, our Board of Directors approved the Virtual Stock Option Plan, or the Phantom Shares and the Second Virtual Stock Option Plan, or the Second Phantom Shares Plan, respectively. These plans consist of a remuneration in cash, as there is no effective trading of the shares. There will be no issuance and/or delivery of shares for settlement of the plan. A liability to us is recorded monthly, based on the fair value of the Phantom Shares granted and the vesting period of such Phantom Shares, with an offsetting entry in the statement of income (loss). The fair value of this liability is reviewed and updated for each reporting period, in accordance with the change in the fair value of the benefit granted.
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
Regarding the share-based compensation plan, Phantom Shares, on December 31, 2021, a reversal of expense was recognized in the income statement in the amount of R$ 4,630, due to the devaluation of the value of the share during the year (expense of R$28,842 for the year ended December 31, 2020).

Virtual Stock Option Plan	Total Options Granted	Total Options Outstanding

First Program	707,400	88,404
Second Program	405,000	14,201
First Program – Second Plan	3,250,000	2,985,488
Second Program – Second Plan	1,600,000	1,495,421
Third Program – Second Plan	580,000	553,168
Directors’ and Officers’ Insurance
Our directors and officers have been covered by liability insurance since our inception. Our current directors’ and officers’ insurance policy, which we entered into on March 17, 2022, is provided by Starr International Brasil Seguradora S/A and coverage is in place as of March, 17, 2022. This policy covers damages or costs in the event our directors or officers suffer losses as a result of a lawsuit for alleged wrongful misconduct while acting in their capacity as directors or officers. The current policy expires on March 17, 2023 and we plan to renew it on such date. See “Item 7.B. Related Party Transactions—Arrangements with Directors and Officers.”

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
Audit Committee
Our audit committee is composed of three members who are elected by our board of directors and the majority of which must be independent members. According to our bylaws, at least two members of our audit committee shall be independent members of our board of directors. The members shall be appointed for a two-year term of office, being permitted reelection, with a limit of ten consecutive years in office. Upon reaching the ten consecutive year limit, members will become eligible to serve on this committee again after three years from the end of his or her last term of office. The audit committee is responsible for: (i) advising our board of directors regarding the selection of independent auditors; (ii) reviewing the scope of the audit and other services provided by our independent auditors; (iii) evaluating and monitoring related party transactions; and (iv) evaluating our internal controls, among other things. The members of our audit committee are Gelson Pizzirani, Gilberto Peralta and Sérgio Eraldo de Salles Pinto (coordinator), all of whom are independent members of the audit committee under applicable SEC and NYSE rules. As of December 31, 2021 all members of our audit committee have either satisfied the independence requirements of the SEC and NYSE applicable to audit committees of foreign private issuers or qualified for an exemption under the applicable rules. At least one member of the audit committee is an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act.
Compensation Committee
Our compensation committee is composed of three members who are elected by our board of directors, two of which shall be independent members of the board of directors, according to the regulations of the Level 2 segment of B3. Our compensation committee’s principal responsibilities include: (i) reviewing corporate goals; (ii) evaluating certain executive compensation arrangements as well as the performance of key executives; and (iii) recommending compensation, incentive-compensation and stock option, restricted share and virtual stock option plans to the board of executive officers. The current members of our compensation committee are David Gary Neeleman, Sérgio Eraldo de Salles Pinto and Carolyn Luther Trabuco, all of whom are directors of our Company. Their mandates are for an unlimited duration, until the board of directors replaces them. As a foreign private issuer, we are not required to comply with the SEC rules applicable to compensation committees.

Environmental, Social & Governance Committee (or ESG Committee)
Our corporate governance (“ESG Committee”) was created on December 23, 2013 and is composed of four members who are elected by our board of directors. At least two members of the ESG Committee shall be independent members of the board of directors, according to the regulations of the Level 2 segment of B3. The currently members of our ESG Committee are: Michael Paul Lazarus (coordinator), Renan Chieppe, Carolyn Luther Trabuco, and Peter Allan Otto Seligmann, elected at the meeting of our board of directors held on August 9, 2021, to be ratified by the next General Shareholder’s Meeting. On the same date, our board of directors approved the conversion of the corporate governance committee into ESG Committee, also updating and approving its Internal Regulations. Our ESG Committee’s principal responsibilities include: (i) Develop and carry out the continuous evaluation of the ESG plan and strategy instituted by the Company, verifying the consolidation of the orchestrated action plans, as well as other proposals and initiatives involving the topic in question, preparing the organizational model in reference in line with internal procedures to be taken and the organizational structures required to implement the ESG Plan; (ii) Review and support the Board of Executive Officers in the preparation of updates, amendments and innovations to the Code of Ethic and Conduct of the Company; (iii) Recommend the adoption, adhesion, entry, maintenance or continuity of the Company in "Protocols", "Principles", "Agreements", "Pacts", "Initiatives" and "Treaties" national or international, directly or indirectly related to ESG; (iv) Participate in the preparation and updating of reports that demonstrate the Company's ESG performance to interested parties (stakeholders); (v) Provide support in maintaining the Related-Party Transactions Policy of the Company, in order to express its opinion about potential conflicts of interest among members of the Board of Directors and the Company; and (vi) Express an opinion about: (a) the sale or transfer of the Company’s fixed assets in amounts greater than three percent (3%) of the net earnings recorded in the Company’s consolidated financial statements of the last fiscal year, whenever such transactions are outside the ordinary course of business of a company operating in the same industry wherein the Company operates; (b) any transaction with related parties, in accordance with the provisions of the Related Parties Transactions Policy of the Company; and (c) contracting any financial obligation not provided for in the annual plan or budget of the Company or its subsidiaries, which amount, in Reais, is greater than US$200 million, converted by the PTAX rate published by the Brazilian Central Bank on its webpage on the day of the transaction.
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
As of December 31, 2021, we had 13,163 total employees, an increase of 9,7% compared to the same period last year.
E.    Share Ownership
As of December 31, 2021, David Gary Neeleman, the chairman of our board of directors and our controlling shareholder, holds directly and indirectly 622,406,638 of our common shares, representing 67% of the common shares of our capital stock, José Mario Caprioli dos Santos, our director, indirectly holds 167,455,106 of our common shares, representing 18% of our capital stock. Decio Luiz Chieppe and Renan Chieppe, our directors, indirectly hold 139,103,314 of our common shares, representing 15% of our capital stock.
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
As of the December 31, 2021, 67.00% of our outstanding common stock was held by one record holder in the United States and approximately 55.56% of our outstanding preferred shares were traded in Brazil and 44.44% of our outstanding preferred shares were held as ADRs.

The following table shows the beneficial ownership of our capital stock following as of December 31, 2021.

Name	Common Shares	Percentage of Outstanding Common Shares	Total Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Capital Stock	Economic Interest

David Neeleman(1)	622,406,638	0.67	5,591,790	1.68%	49.74%	4.01%
Chieppe family(2)	139,103,314	0.1497	6,060,810	1.82%	11.50%	2.29%
Caprioli family(3)	167,455,106	0.1803	12,170,230	3.65%	14.23%	4.16%
Bozano Group(4)	—	—	12,700,987	3.81%	1.01%	3.67%
Calfinco(5)	—	—	26,995,316	8.09%	2.14%	7.80%
BlackRock Inc	—	—	16,492,763	4.94%	1.31%	4.77%
Capital Research International Group	—	—	38,856,828	11.64%	3.08%	11.23%
Others	—	—	214,227,507	64.20%	16.97%	61.90%
Executive officers and directors(6)	—	—	199,249	0.06%	0.02%	0.06%
Treasury	—	—	384,530	0.12%	0.03%	0.11%
Total	928,965,058	1	333,680,010	100.00%	100.00%	100.00%

(1)
Consists of shares beneficially owned by David Neeleman, founder and controlling shareholder of Azul. The record holders of these shares are David Neeleman and Saleb II Founder 1 LLC. David Neeleman is a U.S. resident and has a domicile in Brazil at Avenida Marcos Penteado de Ulhôa Rodrigues, n. 939, 8th floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, Zip Code 06460-040, in the city of Barueri, State of São Paulo - Brazil. David Neeleman is our Chairman. The address for Saleb II Founder 1 LLC is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle, Delaware 19801. David Neeleman’s economic interest is 5.3%. David Neeleman, entered into a personal loan in 2019, in the total amount of US$30 million, using part of his Azul preferred shares as collateral. The impact of the COVID-19 pandemic in the markets triggered a margin call on his loan, and given the speed of the developments and the fact that Mr. Neeleman had no liquidity and no other investments in the sector, including TAP and Breeze, there was no time to access other sources of capital. Accordingly, Mr. Neeleman had to sell a portion of his preferred shares to satisfy the margin call on his loan. As a result, on April 14, 2020, the Company announced that David Neeleman’s non-voting position was reduced from 11,432,352 preferred shares, representing 3.47% of this class of shares, to 2,116,004 preferred shares during the month of March 2020 and in December 2020, David Neeleman increased his preferred shares position to 3,853,897 preferred shares and 622,406,638 common shares. Additionally, Mr. Neeleman reaffirmed that he did not actively sell any of his Azul shares.

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

(3)
Consists of shares beneficially owned by José Mario Caprioli dos Santos. The record holder of these shares is Trip Participações S.A. and Trip Investimentos Ltda. The address for Trip Participações S.A. is Rua José Alexandre Buaiz, 300, 17 e 18 andares, Enseada do Suá, CEP 29050-545, Vitória, Espírito Santo, Brazil. The address for Trip Investimentos Ltda. is Rodovia BR 262, km 5, s/n, CEP 29145-901, Cariacica, Espírito Santo, Brazil. José Mario Caprioli dos Santos is a resident of Brazil and his address is at Avenida Marcos Penteado de Ulhôa Rodrigues, n. 939, 8th floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, Zip Code 06460-040, in the city of Barueri, State of São Paulo - Brazil. He is our Institutional Relations Officer and a member of our board of directors.

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
The Company has not distributed dividends for the years ended December 31, 2021, 2020 and 2019.
B.    Related Party Transactions
We currently engage in various transactions with related parties. These transactions are based on terms that reflect the terms that would apply to transactions with third parties.
Shareholders’ Agreement
General
On May 25, 2012, and as amended from time to time, our principal shareholder entered into an Investment Agreement with TRIP’s former shareholders, referred to herein as the Investment Agreement, which provides TRIP’s former shareholders with certain rights related to the control of our company. On June 26, 2015, the Investment Agreement was amended by the Fourth Amendment to the Investment Agreement to include Calfinco as a party, and on August 3, 2016, the Investment Agreement was amended by the Fifth Amendment to the Investment Agreement to include Hainan as a party. This agreement, as amended, provided that upon the effectiveness of an initial public offering, we and our current shareholders will be obligated in connection therewith to execute an agreed form of Shareholders’ Agreement that is attached to the Investment Agreement, referred to herein as the Shareholders’ Agreement. The Shareholders’ Agreement was executed on September 1, 2017 and will remain in effect until the earlier of: (i) twenty years as of the date of its execution; or (ii) with respect to TRIP’s former shareholders’ rights under the Shareholders’ Agreement, such time as TRIP’s former shareholders together hold less than 5% of our common shares. For purposes of the discussion below, we refer to: (i) Mr. Neeleman and TRIP’s former shareholders together as the Principal Common Shareholders; and (ii) Calfinco and Hainan together as the Principal Preferred Shareholders. All common shares held by the Principal Common Shareholders at the date of the Shareholders’ Agreement, or which they may acquire in the future, and all preferred shares held by the Principal Preferred Shareholders at the date of the Shareholders’ Agreement, or which they may acquire in the future, are subject to the Shareholders’ Agreement.

Under the Shareholders’ Agreement, for as long as TRIP’s former shareholders collectively hold at least 5% of our common shares, a majority of TRIP’s former shareholders is required in order to approve any changes that, by amending the following provisions of our bylaws, may materially affect the rights of TRIP’s former shareholders:
•the quorum required for decisions of our board of directors;
•the powers of our board of directors; and
•the rules for calling, installing or reducing powers and other provisions regarding the meetings of our board of directors.
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
•So long as TRIP’s former shareholders collectively hold at least 20% of our common shares, they may appoint three directors, along with their alternates, and may dismiss or replace any of those three directors;
•If TRIP’s former shareholders collectively hold at least 10%, but less than 20% of our common shares, they may appoint two directors, along with their alternates, and may dismiss or replace both of those directors; and
•If TRIP’s former shareholders collectively hold at least 5%, but less than 10% of our common shares, they may appoint one director, plus an alternate, and may dismiss or replace such director.

Election of Board Members by Calfinco
The Shareholders’ Agreement provides that all the Principal Common Shareholders and the Principal Preferred Shareholders must vote in favor of electing directors as follows:
•So long as Calfinco holds at least 50% of the preferred shares resulting from the conversion of Class C preferred shares that were held as of August 3, 2016, Calfinco may appoint one director, along with his or her alternate, and may dismiss or replace this director.
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

Service Agreements with Águia Branca Participações S.A.
On January 1, 2013, we entered into an agreement with Águia Branca Participações S.A., one of our shareholders, for the sharing of information technology resources during an indefinite period, which was an extension of a similar agreement that TRIP entered into with Águia Branca Participações S.A., and on November 1, 2015, we entered into a services agreement with Águia Branca Participações S.A. for the hosting and use of information technology resources for a 24 month term, which has been renewed for an additional 12 month term. The amounts payable under these agreements are based on the services actually rendered. We paid R$52,462, R$51,359 and R$50,118 in connection with these agreements in 2021, 2020 and 2019.
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
Sublease of Aircraft to Breeze Airways
On March 2, 2020 our shareholders approved the execution of up to 28 sublease agreements with Breeze Airways, a U.S. start-up airline founded by our controlling shareholder. All E-Jets are expected to be phased out by the end of 2022 and will be subleased at least until the end of the original operating lease term. In December 2020, the first aircraft was delivered according to the sublease agreement signed with Breeze and two more aircraft were delivered in the first quarter of 2021.
Strategic Partnership with United
For a description of our strategic partnership with United, see “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements—United.” Commercial Cooperation Agreement with United
In connection with United’s investment, we also entered into a commercial cooperation agreement with United on June 26, 2015 which governs the expanded cooperation between both of our companies with respect to certain matters, including: (i) code-sharing, (ii) loyalty programs; (iii) special terms relating to passengers and cargo; (iv) marketing programs; (v) corporate accounts and sales contracts; (vi) employee interline pass travel; (vii) service levels at specific airports; and (viii) the negotiation of a commercial joint venture between us and United whereby we would share resources with United and split revenue related to specified matters relating to our and their route networks in order to optimize profitability for both us and United. To date, this joint venture has not yet been established, and we and United continue discussing objectives, the type of joint venture, revenue sharing and other matters.
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
As of December 31, 2021, we are party to civil claims of various types (deemed “active” under our criteria, which does not consider claims in which agreements were entered into) and we have provisioned a total of R$69.3 million in respect of these civil claims. In addition, we are party to legal proceedings relating to labor law issues of various types we have provisioned a total of R$52.1 million in respect of these labor proceedings.
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
As of December 31, 2021, we are also defendants judicial and administrative tax proceedings, in which we have recorded a provision of R$218.0 million for tax proceedings.
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
On August 8, 2016, we filed an annulment action together with LATAM requesting the annulment of a decision issued by CADE imposing a fine of R$9.7 million to both LATAM and us because of the late merger filing by the parties notifying the existence of a codeshare agreement between LATAM and TRIP in effect from 2004 until 2013, which is still pending judgment. We have posted a judicial bond in the amount of R$7.7 million to guarantee our payment of this fine in the event of a decision that is adverse to us.

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
B.    Significant Changes
See “Item 4.A. History and Development of the Company.”
ITEM 9.    THE OFFER AND LISTING
A.    Offering and Listing Details
In the United States, our preferred shares trade in the form of ADSs. Our ADSs trades on the NYSE under the symbol “AZUL” and the preferred shares trades on the B3 under the symbol “AZUL4.” As of December 31, 2021 the ADSs represented approximately 38% of our preferred shares and 44% of our current global public float. Our ADSs began trading on the NYSE on April 11, 2017.
On April 28, 2021, the last reported sale price of our preferred shares on the São Paulo Stock Exchange was R$22.21 per share.
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
In order to become a CMN Resolution 4373 investor, an investor residing outside Brazil must:
•appoint one or more representatives in Brazil, which must be a financial institution duly authorized by the Central Bank, with powers to receive service of process related to any action regarding financial and capital market legislation, among others;
•obtain a taxpayer identification number from the Brazilian tax authorities;
•appoint one or more authorized custodians in Brazil for the investments, which custodian must be duly authorized by the CVM; and
•through its representative, register itself as a foreign investor with the CVM and register its investment with the Central Bank.

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
A direct foreign investor under Law 4131 must:
•register as a foreign direct investor with the Central Bank;
•obtain a taxpayer identification number from the Brazilian tax authorities;
•appoint a tax representative in Brazil; and
•appoint a representative in Brazil for service of process with respect to suits based on Brazilian corporate law.
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
Organization and Register
We are incorporated as a Brazilian sociedade por ações under the corporate name Azul S.A. Our headquarters are at Avenida Marcos Penteado de Ulhôa Rodrigues, n. 939, 8th floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, Zip Code 06460-040, in the city of Barueri, State of São Paulo - Brazil. We are registered with the Board of Trade of the State of São Paulo - JUCESP under corporate registration number (NIRE) 35.300.361.130. We have also been registered with the CVM as a publicly-held corporation since April 7, 2017 under n. 24112.
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
Shareholders’ Agreement
General
On May 25, 2012, our principal shareholder entered into an Investment Agreement with TRIP’s Shareholders (as defined below), which provided TRIP’s Shareholders with certain rights related to the control of our Company. On June 26, 2015, the Investment Agreement was amended to include Calfinco, Inc (“Calfinco”), that subscribed new Class C preferred shares issued by us. On February 5, 2016, the Investment Agreement was amended again to include Hainan Airlines Co., Ltd. (“HNA”) that subscribed new Class D preferred shares issued by us (the “Investment Agreement”). On September 1st, 2017, upon completion of our Initial Public Offering of Shares (“IPO”), we, Mr. David Gary Neeleman (“Mr. Neeleman”, TRIP’s former shareholders - “TRIP’s Shareholders”), Calfinco, and HNA entered into a Shareholders’ Agreement as per the provisions of the Investment Agreement (as defined below) with the purpose of assigning each Party certain and specific rights.

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
For purposes of the discussion below, we refer to: (i) Mr. Neeleman and TRIP’s Shareholders together as the Principal Common Shareholders; and (ii) Calfinco (previously together with HNA) as the Principal Preferred Shareholders. All common shares held by the Principal Common Shareholders at the date of the Shareholders’ Agreement, or which they may acquire in the future, and all preferred shares held by the Principal Preferred Shareholders at the date of the Shareholders’ Agreement, or which they may acquire in the future, are subject to the Shareholders’ Agreement.
Under the Shareholders’ Agreement, for as long as TRIP’s former shareholders collectively hold at least 5% of our common shares, a majority of TRIP’s former shareholders is required in order to approve any changes that, by amending the following provisions of our bylaws, may materially affect the rights of TRIP’s former shareholders:
•the quorum required for decisions of our board of directors;
•the total number of directors of our board of directors (except if representation proportional to that which they had before such amendment is guaranteed)
•the powers of our board of directors; and
•the rules for calling, installing or reducing powers and other provisions regarding the meetings of our board of directors.
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
•So long as TRIP’s Shareholders collectively hold at least 20% of our common shares, they may appoint three directors, along with their alternates, and may dismiss or replace any of those three directors;
•If TRIP’s Shareholders collectively hold at least 10%, but less than 20% of our common shares, they may appoint two directors, along with their alternates, and may dismiss or replace both of those directors; and
•If TRIP’s Shareholders collectively hold at least 5%, but less than 10% of our common shares, they may appoint one director, plus an alternate, and may dismiss or replace such director.

Election of Board Members by Calfinco
The Shareholders’ Agreement provides that all the Principal Common Shareholders and the Principal Preferred Shareholders must vote in favor of electing directors as follows:
•so long as Calfinco holds at least 50% of the preferred shares resulting from the conversion of Class C preferred shares that were held as of August 3, 2016, Calfinco may appoint one director, along with his or her alternate, and may dismiss or replace this director.
Transfers of Shares
The tag-along right and right of first offer described below do not apply to transfers of common shares to the Principal Preferred Shareholders or to affiliates of the Principal Common Shareholders. In addition, shareholders must, in any event, submit any request for the transfer of shares to ANAC for prior approval.
Tag-Along Rights
If Mr. Neeleman intends to sell any of his common shares to a third party, he must give TRIP’s Shareholders an opportunity: (i) to participate in the sale on the same terms; and (ii) to sell an equivalent amount of common shares so that the proportion of common shares between Mr. Neeleman and TRIP’s Shareholders remains the same. TRIP’s Shareholders must give Mr. Neeleman the same opportunity if they intend to sell any of their common shares.
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
Termination
The Shareholders’ Agreement will remain in effect until the earlier of: (a) twenty years as of the date of its execution; or (b) (i) with respect to TRIP Shareholders rights, until the date when they hold less than 5% of our common shares; and (ii) with respect to the Calfinco rights, until the date when it holds less than fifty percent (50%) of the equivalent number of Preferred Shares into which the Class C Preferred Shares subscribed on June 26, 2015 have been converted into.
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

Our preferred shares have the following additional rights as compared to our common shares:
•The right to be included in a takeover bid resulting from the Disposal of the Company’s Control under the same conditions and for a price per share equal to seventy-five (75) times the price per common share paid to the Disposing Controlling Shareholder;
•In case the Company is wound up, capital refund priority over the common shares, in the amount corresponding to the multiplication of the Company’s share capital by the Dividends Distribution to which the preferred shares issued by the Company are entitled to. After the priority refund over the capital for preferred shares and the refund of the capital over the common shares, the preferred shares will have right to refund of amounts equivalent to the multiplication of the remaining assets to which the shareholder is subject to due to the Dividends Distribution that the preferred shares would be entitled to. For the sake of clarification, the amounts paid to preferred shares as priority shall be considered for purposes of the calculation of the total amount to be paid to the preferred shares in case of the Company’s wind up; and
•The right to receive dividends 75 times greater than the dividends payable on each common share, as described in the section entitled “Item 10.F. Dividends and Payment Agents—Dividend Policy.”
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
This right of withdrawal and reimbursement arises if any of the following matters are decided upon at a shareholders’ meeting:
1.Creation of a new class of preferred shares or a disproportionate increase in an existing class of preferred shares relative to other classes of shares, unless such action is provided for in or authorized by our bylaws, which, by this date, is not the case;
2.Modification to the preference, privilege or conditions for redemption or amortization granted to one or more classes of preferred shares, or the creation of a new class of preferred shares with greater privileges than the existing classes of preferred shares;
3.Reduction of the mandatory dividend;
4.Consolidation or merger into another company;
5.Participation in a group of companies (grupo de sociedades), as defined by Brazilian corporate law;
6.The transfer of all shares to another company or receipt of shares by another company, in such a way as to make the company whose shares were transferred a wholly-owned subsidiary of the other;
7.Changes to our corporate purpose; or
8.A spin-off that results in: (i) a change to our corporate purpose (unless the spun-off company’s assets and liabilities are transferred to a company that has substantially the same corporate purpose); (ii) a reduction in any mandatory dividend (although in our case, our preferred shares do not carry mandatory dividends); or (iii) any participation in a group of companies.
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
In the event that our shareholders approve any resolution for us to:
•consolidate or merge with another company;
•transfer all our shares to another company or acquire all the shares of another company; or
•become part of a group of companies,
then any dissenting shareholder may exercise a right of withdrawal, but only if that shareholder’s class of shares fails to satisfy certain liquidity tests at the time of the shareholders’ meeting approving the merger, acquisition, sale or consolidation.

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
(i)any direct conversion, consolidation, spin-off or merger of Azul;
(ii)approval of any agreement between our company and our controlling shareholder(s) or parties related to the controlling shareholder, to the extent that Brazilian corporate law or our bylaws require that the agreement be submitted to the approval of a general shareholders’ meeting;
(iii)the valuation of any assets to be contributed to our company in payment for shares issued in a capital increase;
(iv)the appointment of an expert to ascertain the value our shares in connection with (A) a mandatory tender offer; (B) a delisting and deregistration transaction; or (C) any decision to cease to adhere to the requirements of the Level 2 segment of B3;
(v)any change in, or the revocation of, provisions of our bylaws that results in the violation of certain requirements of the Level 2 segment of B3, as summarized in “Item 9.C—Markets;”
(vi)any change in, or the revocation of, provisions of our bylaws that amends or modifies any of the requirements provided for in (A) Paragraphs Nine, Ten, Eleven and Twelve of Article 5 (restricted voting rights attached to preferred shares); (B) Article 12 (extraordinary measures requiring shareholder approval); and (C) Article 14 (governance of special shareholders’ meetings) of our bylaws;

(vii)any change in, or the revocation of, provisions of our bylaws that amends or modifies any of the requirements provided for in (A) Paragraph Two of Article 15 (compensation of officers); (B) Article 29 (composition of our compensation committee), (C) Article 30 (functions of our compensation committee); (D) Article 31 (composition of our ESG committee); and (E) Article 32 (functions of our ESG committee) of our bylaws; and
(viii)the compensation of our officers in accordance with Paragraph Two of Article 15 of our bylaws.
Items (i) through (vii) listed above are considered “special matters.” Items (i) through (vi) require previous approval of a special preferred shareholders’ meeting if our controlling shareholder holds shares representing a dividend percentage equal to or less than 50%, and item (vii) always requires previous approval of a special preferred shareholders’ meeting.
In addition to the foregoing, the rights conferred on the preferred shareholders by the following articles of Brazilian corporate law may be exercised by our shareholders holding shares representing a percentage of dividend shares equal to the percentage of outstanding capital stock: (i) Article 4th-A, caput (new valuation in the event of a public offer for the acquisition of shares for the closing of capital), (ii) Article 105 (filing lawsuits for access to corporate books), (iii) Sole Paragraph, items (c) and (d) of Article 123 (convening an ordinary shareholders’ meeting), (iv) 3rd Paragraph of Article 126 (requesting a shareholders’ directory), (v) 1st Paragraph of Article 157 (requesting information from management at the annual shareholders’ meeting), (vi) 4th Paragraph of Article 159 (filing a lawsuit against directors), (vii) 2nd Paragraph of Article 161 (establishing a fiscal council), (viii) 6th Paragraph of Article 163 (requesting the provision of information by the fiscal council), (ix) Item II of Article 206 (proposing a dissolution action), and (x) 1st Paragraph, item (a) of Article 246 (filing an action for liability and redress against a parent company).
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
In addition, Brazilian corporate law provides that the following rights of shareholders may not be altered either in the bylaws or by shareholders’ resolutions:
•the right of holders of common shares to vote at general shareholders’ meetings;
•the right to participate in the distribution of dividends (including interest paid on our capital), and to share in our remaining assets in case of liquidation;
•the right to subscribe for shares (or securities convertible into shares) in the circumstances summarized above; and
•the withdrawal rights summarized above.
Rights other than these unalterable rights may be granted or excluded in the bylaws or by shareholders’ resolutions.
Shareholders’ Meetings
Our board of directors has the power to call shareholders’ meetings. Notice of shareholders’ meetings must be published at least three times in a newspaper of general circulation (currently Diário Comercial), pursuant to Law 13,818, dated as of April 24, 2019, in force since January 1st, 2022, which waives publication in the official newspaper. Our shareholders’ meetings are held at our headquarters, in the city of Barueri, State of São Paulo. Shareholders attending a shareholders’ meeting must produce proof of their status as shareholders and proof that they hold the shares entitling them to vote.

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
Anti-Takeover Provisions
Differently from companies incorporated under the laws of the State of Delaware, the majority of Brazilian publicly-held companies do not employ “poison pill” provisions to prevent hostile takeovers. As most Brazilian companies have clearly identified controlling shareholders, hostile takeovers are rare and thus no developed body of case law addresses the limits on the ability of management to prevent or deter potential hostile bidders. Brazilian corporate law, Level 2 B3 rules and our bylaws require any party that acquires our control to extend a tender offer for common and preferred shares held by non-controlling shareholders at the same purchase price paid to the controlling shareholder. In addition, any shareholder whose equity interest reaches 30% of our outstanding common shares, or the Relevant Shareholding Level must effect a tender offer for all of our outstanding common shares, preferred shares and instruments convertible to our common shares or preferred shares, under the terms of Article 43 of our bylaws. The price to be offered for our common shares in the tender offer will be the highest price paid for our common shares by the offer or during the twelve months prior to the day when the holder reached the Relevant Shareholding Level, adjusted for certain relevant corporate events such as dividends payments and stock splits. The price to be offered for each of our preferred shares and instruments convertible to our common shares in the tender offer will be a price 75 times higher than the price offered for each of our common shares.
Principal Differences between Brazilian and U.S. Corporate Governance Practices
We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different to the standards applicable to U.S. listed companies. Under the NYSE rules, we are required only
•to have an audit committee or audit board that meets certain requirements, pursuant to an exemption available to foreign private issuers, as discussed below;
•to provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules; and
•to provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies.
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
Audit Committee and Audit Committee Additional Requirements
NYSE rules require that listed companies have an audit committee that:
•is composed of a minimum of three independent directors who are all financially literate;
•meets the SEC rules regarding audit committees for listed companies;
•has at least one member who has accounting or financial management expertise, and
•is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities.
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
Corporate Governance Guidelines
NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We comply with the corporate governance guidelines under applicable Brazilian law and the Level 2 segment of B3. We believe the corporate governance guidelines applicable to us under Brazilian law are consistent with the NYSE guidelines. We have adopted and observe the Policy of Material Fact Disclosure, which deals with the public disclosure of all relevant information as per CVM’s Resolution n. 44 guidelines (which replaces CVM Instruction n. 358), and the Policy on Trading of Securities, which requires management to disclose all transactions relating to our securities, and which is required under Level 2 segment of B3.
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
The entity was created in 2013 to developing a code of best self-regulation practices, organize corporate reorganizations involving Brazilian listed companies, as well as to ensure stability in the capital market, increasing security in relation to shareholder rights.
On May 31, 2021, by deliberation of the members of the association of CAF supporters (ACAF), the entity announced the end of its activities. Therefore, as the only company adhering to CAF, Azul proposed as a topic for deliberation by its shareholders at the Ordinary and Extraordinary General Meeting held on April 28, 2022, to adjust certain provisions of its bylaws to eliminate all references to the CAF, due to its dissolution announced.
Regardless of the termination of CAF's activities, Azul, especially as a publicly-held company, will remain committed to always adopting the best market practices in eventual future reorganization, so that all the rights conferred by law or special regulation, as well any rights in favor of our shareholders provided for in our Bylaws will remain fully respected.
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

E.    Taxation
The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares, including in the form of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase preferred shares, including in the form of ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as of December 31, 2021, which are subject to change.
Although there is at present no income tax treaty between Brazil and the United States. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders (as defined below) of preferred shares, including in the form of ADSs. Prospective holders of preferred shares, including in the form of ADSs, should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares, including in the form of ADSs, in their particular circumstances.
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
Income Tax
Dividends
Dividends paid by a Brazilian company, such as ourselves, including dividends paid to a Non-Resident Holder, are currently not subject to withholding income tax, or WTH, in Brazil, to the extent that such amounts are related to profits generated as of January 1, 1996 (Law 9249, dated December 26, 1995). Dividends paid from profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, according to the tax legislation applicable to each corresponding year.
However, there is an ongoing public political discussion in Brazil in relation to a reform in its tax system regarding income tax that may have implications to the levy of WHT on the payment of dividends.
The Brazilian National Congress is currently discussing Bill of Law No. 2,337/2021, which intends to introduce changes to the individual and corporate income tax rules. On September 2, 2021, the House of Representatives approved (base text plus highlights) the Bill of Law, which will now be sent to the Senate.
Among the changes proposed is the return of the taxation of dividends paid by Brazilian entities inside and outside of Brazil. According to the Bill of Law, dividends would be subject to a WHT at a flat 15% rate.
The wording of the Bill of Law has undergone several changes since its presentation by the Federal Government on June 25, 2021. It is not possible to anticipate whether the Senate will also propose changes to the Bill of Law, which would imply the proposal being returned to the House of Representatives for approval before being forwarded to presidential sanction.
At any case, any potential taxation being imposed upon dividends would become effective only in the year following the enactment of the relevant law.

Interest on Shareholders’ Equity
Law 9249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as ourselves, to make distributions to shareholders of interest on shareholder’s equity and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, both of which are taxes levied on our profits, as far as the limits described below are observed. These distributions may be paid in cash. For tax purposes, this interest on net equity is limited to the daily pro rata variation of the TJLP (long-term interest rate), as determined by the Central Bank from time to time, and the amount of the deduction may not exceed the greater of:
•50.0% of the net profits (after the social contribution on net profits and before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) related to the period in respect of which the payment is made; and
•50.0% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.
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
Distributions of interest on shareholders’ equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Central Bank.
Assurance cannot be given that our board of directors will not recommend that future distributions of income should be made by means of interest on shareholders’ equity instead of dividends.
As mentioned in the previous section, the Brazilian National Congress is currently discussing Bill of Law No. 2,337/2021, which intends to introduce changes to the individual and corporate income tax rules. On September 2, 2021, the House of Representatives approved (base text plus highlights) the Bill of Law, which will now be sent to the Senate.
Among other changes, the Bill of Law proposes the extinguishment of distribution of interest on shareholders’ equity, eliminating the possibility to remunerate the shareholder according to this mechanism.
The wording of the Bill of Law has undergone several changes since its presentation by the Federal Government on June 25, 2021. It is not possible to anticipate whether the Senate will also propose changes to the Bill of Law, which would imply the proposal being returned to the House of Representatives for approval before being forwarded to presidential sanction.
At any case, any potential taxation being imposed would become effective only in the year following the enactment of the relevant law.
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
Currently, capital gains realized by Non-Resident Holders on a sale or disposition of shares carried out on the Brazilian stock exchange (including the organized over-the-counter market) are:
•exempt from income tax when realized by a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution 4373/14 of the Brazilian Monetary Council, or a 4373 Holder, and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or
•arguably subject to income tax at a rate of 15% in the case of gains realized by (A) a Non-Resident Holder that (1) is not a 4,373 Holder and (2) is not resident or domiciled in a Nil or Low Tax Jurisdiction; or by (B) a Non-Resident Holder that (1) is a 4,373 Holder and (2) is resident or domiciled in a Nil or Low Tax Jurisdiction; or
•subject to income tax at a rate of up to 25% in the case of gains realized by a Non-Resident Holder that is not a 4,373 Holder, and is resident or domiciled in a Nil or Low Tax Jurisdiction.
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
Any capital gains realized on the disposition of shares that are not carried out on the Brazilian stock exchange are:
•subject to the income tax at a rate of 15% when realized by a 4373 Holder that is not resident or domiciled in a Low or Nil Tax Jurisdiction;
•subject to income tax at progressive rates that vary from 15% to 22.5%, as further detailed below, when realized by a Non-Resident Holder that is not a 4373 Holder and is not resident or domiciled in a Low or Nil Tax Jurisdiction; and
•subject to income tax at a rate of up to 25% when realized by a Non-Resident Holder that is resident or domiciled in a Low or Nil Tax Jurisdiction.

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
There can be no assurance that the current favorable treatment of 4,373 Holders will continue in the future.
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
If Brazilian income tax is withheld on the sale or other taxable disposition of preferred shares, including in the form of ADSs, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or other taxable disposition before deduction of the Brazilian income tax. Capital gain or loss, if any, recognized by a U.S. Holder on the sale or other taxable disposition of preferred shares, including in the form of ADSs, generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. However, pursuant to recently issued U.S. Treasury regulations that apply to taxes paid or accrued in taxable years beginning December 28, 2021, any such Brazilian or other foreign income tax would generally not be eligible for a foreign tax credit unless the U.S. Holder elects benefits under an applicable income tax treaty between the United States and the foreign country imposing the tax. Alternatively, the U.S. Holder may take a deduction for any otherwise creditable tax in computing taxable income for U.S. federal income tax purposes, provided that the U.S. Holder elects to deduct all foreign taxes paid or accrued for the taxable year. The rules governing foreign tax credits are complex and a U.S. Holder is encouraged to consult its own tax advisor regarding the availability of foreign tax credits under its particular circumstances.
Passive Foreign Investment Company Considerations
Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either:
•at least 75% of its gross income is passive income; or
•at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.
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

The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, the composition of the income and assets of the non-U.S. corporation from time to time and the nature of the activities performed by such non-U.S. corporation. Based on current estimates of our gross income and gross assets, the nature of our business and our current business plans (all of which are subject to change), we do not expect to be classified as a PFIC for our 2021 taxable year and our current taxable year (although the determination cannot be made until the end of such taxable year), and we intend to continue our operations in such a manner that we do not expect to be classified as a PFIC in the foreseeable future. There can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of our assets and income that is characterized as passive under the PFIC rules.
If we are or become a PFIC for any taxable year during which a U.S. Holder holds preferred shares, including in the form of ADSs, the U.S. Holder will be subject to special tax rules with respect to any “excess distributions” that the U.S. Holder receives and any gain realized from a sale or other disposition of the preferred shares, including those in the form of ADSs, unless the U.S. Holder makes a “mark-to-market” election or a “qualified electing fund,” or QEF, election, as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the preferred shares, including those in the form of ADSs, will be treated as excess distributions. Under these special tax rules:
•the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the preferred shares, including those in the form of ADSs;
•the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and
•the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
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
Statutory Reserve
Brazilian corporate law allows us to allocate a portion of our net profits to discretionary reserve accounts established in accordance with our bylaws. As of December 31, 2021, we did not have a statutory reserve. If we establish these accounts, the bylaws must indicate the purpose, allotment criteria and maximum amount of the reserve. However, we may not allocate profits to these discretionary reserve accounts if this would affect the payment of the minimum mandatory dividend.
Contingency Reserve
Brazilian corporate law allows us to allocate a percentage of our net income to a contingency reserve for anticipated losses that are deemed probable in future years, if the amount of the losses can be estimated. Any amount so allocated must be reversed in the fiscal year in which any expected loss fails to occur as projected, or charged against in the event that the expected loss occurs. The amounts to be allocated to this reserve must be approved by our shareholders. As of December 31, 2021, we did not have a contingency reserve.
Retained Profit Reserve
Brazilian corporate law allows us to retain a portion of our net income, by a decision of our shareholders, provided that the retention is included in a capital expenditure budget that has been previously approved. The allocation of funds to this reserve cannot jeopardize the payment of the minimum mandatory dividends. As of December 31, 2021, we did not have a retained profit reserve.

Unrealized Profit Reserve
Under Brazilian corporate law, the amount by which the mandatory dividend exceeds the “realized” net income in a given year may be allocated to an unrealized profit reserve account, and the mandatory dividends may be limited to the “realized” portion of the net income. Brazilian corporate law defines “realized” net income as the amount by which net income exceeds the sum of (i) our net positive results, if any, from the equity method of accounting and (ii) the profits, gains or income that will be received by us after the end of the next fiscal year. The unrealized profit reserve can only be used to pay mandatory dividends. Profits recorded in the unrealized profit reserve, if realized and not absorbed by losses in subsequent years, must be added to the next mandatory dividend distributed after the realization. As of December 31, 2021, we did not have an unrealized profit reserve.
Capital Reserves
Our capital reserve consists of the premium reserve, tax incentives, and investment subsidies. Under Brazilian corporate law, capital reserves may only be used (i) to absorb losses that exceed retained earnings and profit reserves, (ii) to fund redemptions, refunds or repurchases of shares, (iii) to redeem founder shares, and (iv) to increase our share capital. As of December 31, 2021, we had R$1,946.5 billion allocated to the capital reserve account.
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
G.    Statements by Experts
Not applicable.
H.    Documents on Display
We are subject to the informational requirements of the Exchange Act, applicable to foreign private issuers and, in accordance therewith, file reports and other information with the SEC. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy the reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.
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
You may request a copy of our SEC filings, at no cost, by contacting us at our headquarters at Avenida Marcos Penteado de Ulhôa Rodrigues, n. 939, 8th floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, Zip Code 06460-040, in the city of Barueri, state of São Paulo - Brazil, or by phone at the number +55 (11) 4831-2880, Attention: Investor Relations Department.
I.    Subsidiary Information
For information on subsidiaries, see “Item 4.E. Organizational Structure” and “Note 1. Operations” to our audited consolidated financial statements as of and for the years ended December 31, 2021, 2020 and 2019 included in “Item 18. Financial Statements” and Exhibit 8.1 to this annual report.
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
Interest Rate Risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market interest rates. Our exposure to the risk of changes in market interest rates refers primarily to long-term obligations (including lease liabilities and other financing) subject to variable interest rates. To manage this risk, we engage in interest rate swaps, whereby we agree to exchange, at specified intervals, the difference between the values of fixed and variable interest rates calculated based on the notional principal amount agreed between the parties. As of December 31, 2021, we had swap contracts to hedge against the effect of fluctuations in interest rates on part of payments for leases.
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
At December 31, 2021, we did not have any debt indexed to LIBOR maturing after June 2023, which is the date LIBOR rates will cease to be published.
As of December 31, 2021, we had swap contracts to hedge against the effect of fluctuations in interest rates on part of payments for finance leases. During the year ended December 31, 2021, we recognized a total gain from interest hedge transactions in the amount of R$48.6 million.
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
Additionally, as part of our international operations, we maintain offshore bank accounts in U.S. dollars that serve as natural hedges. As of December 31, 2021, we held a U.S. dollar balance of cash and cash equivalents and short-term investments of R$244.2 million. We have derivative financial instruments that were not designated as hedges that included forward foreign currency contracts and foreign currency options.
We constantly monitor the net exposure in foreign currency and evaluate the contracting of hedge transactions to protect the non-operating cash flow, projecting for a maximum period of up to 12 months, and a longer term if deemed appropriate, to minimize its exposure. During the year ended December 31, 2021, we recognized losses on foreign exchange derivative transactions in the amount of R$88.7 million.

Commodity Price Risk
The volatility of aviation fuel prices is one of the most significant market risks for airlines. For the years ended December 31, 2021, 2020 and 2019 aviation fuel accounted for 32.8%, 21.1% and 24.4%, respectively, of our operating expenses, which are linked or denominated in U.S. dollars, are volatile and cannot be predicted with any degree of certainty as they are subject to many global and geopolitical factors. For example, oil prices experienced substantial variances beginning in 2009 and through June 2018. Airlines often use WTI crude or heating oil future contracts to protect their exposure to jet fuel prices. We attempt to mitigate fuel price volatility primarily through derivative financial instruments or a fixed price agreement with Vibra Energia.
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

			As of December 31, 2021
Risk Factor	Financial Instrument	Risk	Adverse Scenario	Remote Scenario
			(in thousands of R$)

Financing	Interest rate	CDI	(30,217)	(60,433)
Financing	Interest rate	LIBOR	(385)	(770)
Assets	Exchange rate	Euro rate decrease	(227,768)	(455,536)
Liabilities and aircraft leases	Exchange rate	U.S. dollar rate increase	(6,265,307)	(12,530,613)
Aircraft fuel	Cost per liter	HOA	(128,745)	(266,776)
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
•Cash. The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the preferred shares or any net proceeds from the sale of any preferred shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars, if it can do so on a practicable basis and can transfer such U.S. dollars to the United States and will distribute the amount thus received. If such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained, the deposit agreement allows the depositary to either distribute the foreign currency only to those ADS holders to whom it is possible to do so, or hold or cause the custodian to hold the foreign currency for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. The depositary will not invest the foreign currency and will not be liable for any interest for the respective accounts of the ADS holders.
Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, will be deducted. See “Item 10.E—Taxation.” If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.
•Shares. For any preferred shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing the right to receive such preferred shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional preferred shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell preferred shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed preferred shares sufficient to pay its fees and expenses in connection with that distribution. There can be no assurance that you will be given the opportunity to receive distributions under the same terms and conditions as the holders of preferred shares.

•Elective Distributions in Cash or Shares. If we offer holders of our preferred shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice from us as described in the deposit agreement of such elective distribution by us, and if we have indicated that we wish to make such elective distribution available to you, has discretion to determine to what extent such elective distribution is lawful and reasonably practicable, and thus, whether it can be made available to you as a holder of the ADSs. The depositary will not make such elective distribution to you until we first timely instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is lawful to do so. The depositary could decide it is not lawful or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the preferred shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing the right to receive preferred shares in the same way as it does in a share distribution. The depositary will not be obligated to make available to you a method to receive the elective dividend in preferred shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of preferred shares.
•Rights to Purchase Additional Shares. If we offer holders of our preferred shares any rights to subscribe for additional shares, the depositary shall, having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and determine whether it is lawful and reasonably practicable to make these rights available to you. The depositary will not make rights available to you unless we first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is lawful and reasonably practicable to do so, and such other documentation as is provided in the deposit agreement. If it is not lawful and reasonably practicable to make the rights available but it is lawful and reasonably practicable to sell the rights, the depositary will attempt to sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.
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
•Other Distributions. Subject to receipt of timely notice and satisfactory documents by the depositary, as described in the deposit agreement, from us with our request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary may attempt to sell all or a portion of the distributed property sufficient to pay its fees and expenses in connection with that distribution. If any of the conditions above are not met, the depositary will attempt to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.
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

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:
•fees for the transfer and registration of preferred shares charged by the registrar and transfer agent for the preferred shares in Brazil (i.e., upon deposit and withdrawal of preferred shares);
•expenses incurred for converting foreign currency into U.S. dollars;
•expenses for cable, telex, electronic and fax transmissions and for delivery of securities;
•taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when preferred shares are deposited or withdrawn from deposit);
•fees and expenses incurred in connection with the delivery or servicing of preferred shares on deposit;
•fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to preferred shares, deposited securities, ADSs and ADRs; and
•any applicable fees and penalties thereon.
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
The depositary reimburses us for certain expenses we incur in connection with the ADR program. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. In this context, for the year ended December 31, 2021, Citibank N.A. reimbursed us or paid on our behalf approximately US$356,290.
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
•are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;
•are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, Brazil or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our bylaws or other constituent documents or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);
•are not obligated to perform any act that is inconsistent with the terms of the deposit agreement;
•are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our bylaws or other constituent documents or provisions of or governing deposited securities;
•disclaim any liability for any action or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting preferred shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by any of us in good faith to be competent to give such advice or information;
•are not liable for any indirect, special, consequential or punitive damages for any breach of the terms of the deposit agreement;
•disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs;

•may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;
•are not obligated to appear in, prosecute or defend any action with respect to deposited property or the ADSs, except under the circumstances set forth in the deposit agreement; and
•are not liable for any action or failure to act by any ADS holder relating to the ADS holder’s obligations under any applicable Brazilian law or regulation relating to foreign investment in Brazil in respect of a withdrawal or sale of deposited securities, including, without limitation, any failure to comply with a requirement to register such investment pursuant to the terms of any applicable Brazilian law or regulation prior to such withdrawal or any failure to report foreign exchange transactions to the Central Bank, as the case may be.
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
Requirements for Depositary Actions
Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of preferred shares, the depositary may require:
•payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any preferred shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;
•satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
•compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) regulations it may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.
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
•when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of preferred shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our preferred shares;
•when you owe money to pay fees, taxes and similar charges;
•when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of preferred shares or other deposited securities; or
•other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time).
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

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2021, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements.
Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021 in accordance with the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on such assessment and criteria, our management has identified a material weakness (as described below), and consequently concluded that our internal control over financial reporting was not effective as of December 31, 2021.
This material weakness did not result in a material misstatement in our consolidated financial statements for the year ended December 31, 2021.
This material weakness was related to the design and execution of information technology general controls (“ITGC”). The recent increase in economic activities and demand for travel across Brazil, resulting from a decrease in cases of COVID-19 and an increase in rates of vaccination, has resulted in an increase in our activities, which required the growth of our workforce. The increase in our hiring activities has coincided with a period of intense employee turnover in our corporate offices, in particular our IT personnel responsible for access management. Because of this high rate of turnover, the team that oversees access management was unable to handle all requests in a timely manner.
Remediation Plan for Material Weakness in Internal Control over Financial Reporting Controls on ITGC Processes.

Our management is reassessing our internal controls environment in order to implement measures to address the material weakness identified above relating to financial reporting processes with respect to ITGC. Our management expects to implement remediation measures during the course of 2022. The remediation plan involves, but is not limited to, (i) increasing the use of automation in our ITGC, such as by automating the granting and revocation of accesses during employee onboarding and termination, (ii) training employees to increase their understanding, awareness, and knowledge of internal controls, including the processes related to certification under Section 404 of the Sarbanes-Oxley Act of 2002; (iii) implementing periodic review of our internal controls matrix and implementing changes and updates, when necessary; and (iv) establishing adequate timelines to implement the remediation steps described above and the review of our internal controls.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16.    [RESERVED]
B.    CODE OF ETHICS
We currently have a code of ethics which has been accepted by all of our directors and executive officers and other personnel. Our Code of Ethics and Conduct is available on our website at ir.voeazul.com.br, under the “Corporate Governance—Code of ethics” tab. The information on our website is not incorporated into this annual report.
A.    AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Sérgio Eraldo de Salles Pinto, a member of our audit and compensation committee, meets the requirements of an “audit committee financial expert,” as defined by the SEC, and is an independent member of the audit committee under applicable SEC and NYSE rules.
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

All of the services in 2021, 2020 and 2019 under the Audit Fees, Audit Related Feed and Tax Fees categories below have been approved by the Audit Committee (in thousands of reais):

	Year Ended December,
	2021	2020	2019

Audit Fees(1)	4,395	4,395	4,377
Audit-Related Fees(2)	1,613	601	95
Tax Fees(3)	—	—	233
Total	6,008	4,996	4,705

(1)	“Audit fees” are the fees billed in connection with the audit of our annual consolidated financial statements, the review of our quarterly financial information, and the statutory audits of subsidiaries.
(2)	“Audit-related fees” refer to services related to the issuance of comfort letters in connection to the convertible debentures in 2020 and agreed upon procedures in 2019.
(3)	“Tax Fees” refer to fees billed in connection with tax compliance services in 2019.
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

Governance Committee. We have a Governance Committee to be converted into an Environmental, Social and Governance Committee, or simply “ESG Committee”, which covers specific competencies to improve the implementation and maintenance of best market practices, consisting of four members, two of whom must qualify as independent directors under the listing rules of the Brazilian stock exchanges, that are elected by and report directly to our board of directors. The purpose, roles, duties and procedures of the ESG Committee are specified by the ESG Committee’s Internal Regulations.

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

Audit Committee. Audit committee satisfying the independence and other requirements of Exchange Act Rule 10A-3 and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07

Audit Committee. We have an Audit Committee composed of three members who are elected by our board of directors and, according to our bylaws, a majority of which must be independent members. The members are appointed for a two-year term of office, being permitted reelection, with a limit of ten consecutive years in office. Upon reaching the ten consecutive year limit, members will become eligible to serve on this committee again after three years from the end of his or her last term of office. The audit committee is responsible for: (i) advising our board of directors regarding the selection of independent auditors; (ii) reviewing the scope of the audit and other services provided by our independent auditors; (iii) evaluating and monitoring related party transactions; and (iv) evaluating our internal controls, among other things. All of our Audit Committee members qualify as directors under the listing rules of the Brazilian stock exchanges and at least one member of the audit committee is an audit committee “financial expert” within the meaning of the SEC rules and regulations.

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

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10

Code of Business Conduct and Ethics. Our Code of Ethics and Conduct, or the Code, last updated and approved by the board of directors on March 1st, 2021, sets forth the ethical principles and standards of conduct that guide the businesses and decisions of the Company. The Code contains policies, standards, reporting procedures and other compliance procedures and established the Ethics and Conduct Committee and Canal Confidencial (the whistleblower channel) to provide full transparency to and intensify the dissemination of the Code. The Ethics and Conduct Committee is responsible for the management of the Code, ensuring its compliance and adequacy to the reality of the business environment of Azul. The Canal Confidencial consists of a direct communications platform that can be used by crewmembers to solve any doubts, obtain clarifications or file reports.

Conflicts of Interest. Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §307.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b)

Conflicts of Interest. Conflicts of interest and related party transactions are governed by the Related-Party Transactions Policy of Azul, which was approved by our board of directors in November 2017, and amended in November 2019. The policy sets forth the reporting requirements of key management, the review and oversight procedures of the legal department, the standards of evaluation and approval of related party transactions by the legal department or board of directors, including the Audit Committee and ESG Committee, as applicable, the required disclosure of certain related party transactions, and penalties for noncompliance with the policy. The policy also prohibits certain related party transactions and exempts certain other transactions from the requirements of the policy.

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

H.    MINE SAFETY DISCLOSURE
Not applicable.
I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III
ITEM 17.    FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of responding to this Item.
ITEM 18.    FINANCIAL STATEMENTS
See our audited consolidated financial statements beginning on page F-1.
ITEM 19.    EXHIBITS

Exhibit Number	Description

1.1**	Bylaws of the Registrant (English Translation)

2.d**	Description of the Securities

2.1*
Form of Deposit Agreement among the Registrant, Citibank, N.A., as depositary, and the Owners and Holders from time to time of American Depositary Shares issued thereunder (previously filed as Exhibit 99(d) of Form F-6 (File No. 333-263414) as filed with the SEC on March 10, 2022, and incorporated by reference herein).

2.2*
Indenture, dated as of October 26, 2017, among Azul Investments LLP, Azul S.A., Azul Linhas Aéreas Brasileiras S.A. and U.S. Bank National Association. (previously filed as Exhibit 2.2 of Form 20-F (File No. 001-38049) as filed with the SEC on April 27, 2018, as incorporated by reference herein.)

2.3 **	Indenture, dated as of June 15, 2021, among Azul Investments LLP, Azul S.A., Azul Linhas Aéreas Brasileiras S.A. and UMB Bank, National Association.

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

4.4.2†*
Amendment Nº 4 to the A320 NEO Purchase Agreement, dated as of December 26, 2019, Amendment Nº 5 to the A320 NEO Purchase Agreement, dated as of December 26, 2019, Amendment Nº 6 to the A320 NEO Purchase Agreement, dated as of August 28, 2020 (previously filed as Exhibit 4.4.2 to Form 20-F (File No.001-38049) as filed with the SEC on April 30, 2021 and incorporated by reference herein).

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

4.5.2†*
Amendment Nº 5 to Purchase Agreement COM0384-14, dated as of December 14, 2018, Amendment Nº 6 to Purchase Agreement COM0384-14, dated as of November 20, 2019 (previously filed as Exhibit 4.5.2 to Form 20-F (File No.001-38049) as filed with the SEC on April 30, 2021 and incorporated by reference herein).

4.6†*
Contract for Sale and Other Covenants, dated as of November 28, 2019, between Petrobras Distribuidora S.A. and Azul Linhas Aéreas Brasileiras S.A. (previously filed as Exhibit 4.6 to our annual report on Form 20-F for the year ended December 31, 2019, as filed with the SEC on April 30, 2020 and incorporated by reference herein).

8.1**	List of subsidiaries of the Company

12.1**	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1 **	Consent of Ernst & Young Auditores Independentes S.S.

101.INS**	Inline XBRL Instance Document

101.SCH**	Inline XBRL Taxonomy Extension Schema Document

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(*)	Previously filed.
(**)	Filed herewith.
†	Certain identified confidential information has been redacted from this exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Azul S.A.

By:	/s/ John Peter Rodgerson
Name: John Peter Rodgerson
Title: Chief Executive Officer

By:	/s/ Alexandre Wagner Malfitani
Name: Alexandre Wagner Malfitani
Title: Chief Financial Officer and Investor Relations Officer
Barueri/SP, Brazil
April 29, 2022.

Consolidated Financial Statements
Azul S.A.
December 31, 2021, 2020 and 2019
with Reports of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Azul S.A.
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Azul S.A. (the “Company“) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 29, 2022, expressed an adverse opinion thereon.
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

Breakage

Description of the Matter
As disclosed in Note 28.1.1, passenger revenue is recognized when air transportation is actually provided. Tickets sold but not yet flown are recorded as air traffic liability, representing deferred revenue from tickets sold to be flown on a future date, net of breakage revenue estimate.
Breakage revenue consists of calculating, on a historical basis, non-refundable tickets issued that will expire unused, that is, passengers who have purchased tickets and are very likely not to use them. For the purposes of recognizing this revenue, the average periods for providing air transport services are also considered, and these assumptions are included in a statistical model that determines the estimate of the breakage rate used. At least annually, the calculations and the statistical model are reviewed in order to reflect and capture changes in customer behavior regarding ticket expiration.
Auditing breakage revenue was complex due to the significant amounts involved, high volume of transactions and judgment involved, such as the expectation of expiration of unused tickets, which is based on historical data and past experience.

How We Addressed the Matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over breakage revenue. For example, we tested controls around the ticket expiration historical data included in management’s estimation.
To test breakage revenue, our audit procedures included, among others, comparing breakage rates with historical data; analyzing breakage rate trends over the years and recalculating revenue amounts recognized for unused. We also evaluated the financial statements disclosures included in Note 28.

Maintenance reserve deposits

Description of the Matter
At December 31, 2021, the balance of maintenance reserve deposits totaled R$1,644,889 thousand, as disclosed in Note 10.2. The Company is contractually committed, under the terms of lease agreements with aircraft lessors, to perform certain maintenance events on the aircraft or to reimburse the lessor based on the actual condition of the airframe, engines and limited life parts.
The recoverability of those deposits is assessed by Management based on the amounts that are expected to be reimbursed at the time of the next maintenance event, as disclosed in Note 10.1.2 to the consolidated financial statements. Amounts determined as non-recoverable are recognized as expenses in the consolidated statement of operations.
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
To test the recoverability of the maintenance reserve deposits our audit procedures included, among others, confirming maintenance reserve deposit balances for individual contracts with the respective lessors; tracing elements of actual maintenance expenses incurred to supporting documentation; evaluating the Company analysis of the recoverability of the maintenance reserve deposits that includes the assessment of the expected date of the next maintenance event and expected utilization of aircraft; comparing relevant inputs in the Company´s estimate to contractual agreements with the lessors. We also assessed the Company’s disclosures in respect of its maintenance reserve deposits in Notes 10.1.2 and 10.2 to the consolidated financial statements.

Assessment of the impacts of the COVID-19 pandemic

Description of the Matter	As discussed in Notes 1.2 and 1.3 to the consolidated financial statements, as a result of the effects of COVID-19 global pandemic during the years 2020 and 2021, the Company and the aviation industry experienced a significant decline in the demand for air transportation services. The Company incurred a net loss of R$4,213,208 thousand in the year ended December 31, 2021, presented a total negative equity (deficit) of R$18,333,003 thousand, and consolidated current liabilities exceeded consolidated current assets by R$5,863,917 thousand as of December 31, 2021. As discussed in the aforementioned notes, management has taken a series of measures to address the situation created by the pandemic and concluded that those measures allow the Company to continue operating and fulfilling its obligations in the normal course of business, and that, therefore, the use of the going concern basis of accounting continues to be applicable for the preparation of the Company’s consolidated financial statements.

Auditing management assessment was complex and required significant auditor judgement, as the judgements and assumptions applied by management in making their assessment include estimating future demand and revenue, the Company’s access to additional capital and other future market conditions, that are subject to significant estimation uncertainty. Those assumptions and judgements are forward-looking and could be affected by future economic events and market conditions, including the evolution of the pandemic.

How We Addressed the Matter in our audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the process of management assessment. For example, we tested controls over the inputs into management financial forecasting model and management review controls over the conclusions reached based on the output of such model.

To test management assessment our audit procedures included, among others, involving our valuation specialists to assist in evaluating the management financial forecasting model and key assumptions; testing the mathematical accuracy of that model; comparing key inputs against historical financial information and records; performing a sensitivity analysis; inspecting supporting documentation such as lease contract amendments; comparing key inputs in the model to measures taken by management, such as flight network changes; and assessing management application of the relevant accounting framework. We also assessed the Company’s disclosures in Notes 1.2 and 1.3 to the consolidated financial statements.

/s/ Ernst & Young Auditores Independentes S.S.

We have served as the Company’s auditor since 2009.

São Paulo, Brazil
April 29, 2022.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Azul S.A.
Opinion on Internal Control over Financial Reporting
We have audited Azul S.A.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Azul S.A. (the Company) has not maintained effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness related to the lack of design and execution of certain information technology general controls (ITGC) that also affected the effectiveness of automated and IT-dependent business process controls, to fully address the requirements of the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2021 and 2020, and the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated April 29, 2022 expressed an unqualified opinion thereon.
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
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

/s/ Ernst & Young Auditores Independentes S.S.

São Paulo, Brazil
April 29, 2022.

Consolidated statements of financial position
As of December 31, 2021 and 2020
(In thousands of Brazilian reais – R$)

		December 31,
Assets	Note	2021	2020

Current assets

Cash and cash equivalents	5	3,073,799	3,064,815
Short-term investments	6	1,430	91,819
Accounts receivable	7	997,893	875,382
Aircraft sublease receivables	8	76,199	123,455
Inventories	9	571,924	402,587
Security deposits and maintenance reserves	10	410,912	318,460
Taxes recoverable	11	109,699	133,706
Derivative financial instruments	21	83,177	79,216
Prepaid expenses	12	244,413	219,039
Advances to suppliers	13	203,379	83,114
Other current assets		73,511	25,830
Total current assets		5,846,336	5,417,423

Non-current assets

Long-term investments	6	906,719	854,462
Aircraft sublease receivables	8	197,999	189,482
Security deposits and maintenance reserves	10	1,553,507	1,235,582
Derivative financial instruments	21	270,640	349,093
Prepaid expenses	12	313,365	18,192
Other non-current assets		126,100	149,508
Property and equipment	15	1,961,174	1,799,706
Right-of-use assets	16	5,999,595	4,610,741
Intangible assets	17	1,358,038	1,170,268
Total non-current assets		12,687,137	10,377,034

Total assets		18,533,473	15,794,457
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of financial position
As of December 31, 2021 and 2020
(In thousands of Brazilian reais – R$)

		December 31,
Liabilities and equity	Note	2021	2020

Current liabilities

Loans and financing	18	1,023,390	858,332
Lease liabilities	19	3,497,665	2,272,349
Accounts payable	20	1,771,663	2,238,668
Accounts payable – supplier finance	20	3,694	157,801
Air traffic liability	22	3,063,816	2,488,872
Reimbursement to customers		173,686	221,342
Salaries, wages and benefits		459,697	400,371
Insurance premiums payable		92,793	52,427
Taxes payable		127,685	55,260
Government installment payment program		69,691	13,358
Derivative financial instruments	21	77,509	173,769
Provisions	23	977,103	853,810
Airport fees		217,863	137,075
Other current liabilities		153,998	289,197
Total current liabilities		11,710,253	10,212,631

Non-current liabilities

Loans and financing	18	8,995,341	6,502,182
Lease liabilities	19	11,392,910	10,248,463
Accounts payable	20	563,502	323,059
Derivative financial instruments	21	209,542	247,265
Government installment payment program		352,108	108,519
Provisions	23	2,522,486	1,988,665
Other non-current liabilities		1,120,334	312,423
Total non-current liabilities		25,156,223	19,730,576

Equity	25

Issued capital		2,290,876	2,246,367
Advance for future capital increase		120	20,625
Capital reserve		1,946,471	1,947,887
Treasury shares		(11,959)	(13,182)
Other comprehensive income		5,799	655
Accumulated losses		(22,564,310)	(18,351,102)
		(18,333,003)	(14,148,750)
Total liabilities and equity		18,533,473	15,794,457
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of operations
Years ended December 31, 2021, 2020 and 2019
(In thousands of Brazilian reais – R$, except basic and diluted loss per share)

		Years ended December 31,
	Note	2021	2020	2019

Passenger revenue		8,811,044	5,039,607	10,907,889
Cargo and other revenue		1,164,685	704,519	534,428
Net revenue	28	9,975,729	5,744,126	11,442,317

Aircraft fuel		(3,257,223)	(1,508,750)	(3,085,603)
Salaries, wages and benefits		(1,748,441)	(1,426,637)	(1,868,402)
Landing fees		(677,653)	(465,606)	(724,971)
Traffic and customer servicing		(395,533)	(288,327)	(476,481)
Sales and marketing		(403,987)	(329,829)	(444,079)
Maintenance materials and repairs		(546,647)	(464,566)	(354,105)
Depreciation and amortization		(1,544,333)	(1,805,553)	(1,622,352)
Impairment		1,075,682	757,554	(2,897,333)
Other operating expenses, net		(2,422,799)	(1,611,493)	(1,164,391)
		(9,920,934)	(7,143,207)	(12,637,717)

Operating profit (loss)		54,795	(1,399,081)	(1,195,400)

Financial income		154,280	60,298	72,071
Financial expenses		(3,838,243)	(2,514,587)	(1,329,524)
Derivative financial instruments		864,184	(2,207,470)	325,452
Foreign currency exchange, net		(1,443,046)	(4,302,540)	(391,905)
	29	(4,262,825)	(8,964,299)	(1,323,906)

Result from related party transactions, net		(5,178)	(713,834)	(16,959)

Loss before income tax and social contribution		(4,213,208)	(11,077,214)	(2,536,265)

Current income tax and social contribution	14	—	(11)	(2,228)
Deferred income tax and social contribution	14	—	242,516	135,407

Loss for the year		(4,213,208)	(10,834,709)	(2,403,086)

Basic loss per common share – R$	27	(0.16)	(0.42)	(0.09)
Diluted loss per common share – R$	27	(0.16)	(0.42)	(0.09)
Basic loss per preferred share – R$	27	(12.19)	(31.67)	(7.05)
Diluted loss per preferred share – R$	27	(12.19)	(31.67)	(7.05)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of comprehensive loss
Years ended December 31, 2021, 2020 and 2019
(In thousands of Brazilian reais – R$)

		Years ended December 31,
	Note	2021	2020	2019

Net loss		(4,213,208)	(10,834,709)	(2,403,086)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Cash flow hedges	21	—	159,261	(5,292)
Post-employment benefit	23	5,144	655	—
Total comprehensive income (loss) for the year		(4,208,064)	(10,674,793)	(2,408,378)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity
Years ended December 31, 2021, 2020 and 2019
(In thousands of Brazilian reais – R$)

Description	Note	Issued capital	Advance for future capital increase	Treasury shares	Capital reserve	Other comprehensive income (loss)	Accumulated losses	Total

At December 31, 2018		2,209,415	—	(10,550)	1,918,373	(153,969)	(5,113,307)	(1,150,038)

Net loss		—	—	—	—	—	(2,403,086)	(2,403,086)
Cash flow hedge	21	—	—	—	—	(5,292)	—	(5,292)
Total comprehensive income (loss)		—	—	—	—	(5,292)	(2,403,086)	(2,408,378)

Share buyback	25	—	—	(12,853)	—	—	—	(12,853)
Share-based payment	27	33,800	—	7,838	10,457	—	—	52,095

At December 31, 2019		2,243,215	—	(15,565)	1,928,830	(159,261)	(7,516,393)	(3,519,174)

Net loss		—	—	—	—	—	(10,834,709)	(10,834,709)
Post-employment benefit	23	—	—	—	—	655	—	655
Cash flow hedge	21	—	—	—	—	159,261	—	159,261
Total comprehensive income (loss)		—	—	—	—	159,916	(10,834,709)	(10,674,793)

Share-based payment	27	3,152	20,625	2,383	19,057	—	—	45,217

At December 31, 2020		2,246,367	20,625	(13,182)	1,947,887	655	(18,351,102)	(14,148,750)

Net loss		—	—	—	—	—	(4,213,208)	(4,213,208)
Post-employment benefit	23	—	—	—	—	5,144	—	5,144
Total comprehensive income (loss)		—	—	—	—	5,144	(4,213,208)	(4,208,064)

Share buyback	25	—	—	(16,198)	—	—	—	(16,198)
Share-based payment	27	44,509	(20,505)	17,421	(1,416)	—	—	40,009

At December 31, 2021		2,290,876	120	(11,959)	1,946,471	5,799	(22,564,310)	(18,333,003)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flow
Years ended December 31, 2021, 2020 and 2019
(In thousands of Brazilian reais – R$)

	Years ended December 31,
	2021	2020	2019

Cash flows from operating activities
Net loss	(4,213,208)	(10,834,709)	(2,403,086)
Reconciliation of non-cash items:
Depreciation and amortization	1,544,333	1,805,553	1,622,352
Results from impairment of onerous assets and liabilities	(1,075,682)	(757,554)	2,897,333
Unrealized derivative results	(864,184)	2,207,470	(367,753)
Share-based payment	17,180	22,910	17,239
Foreign currency exchange, net	1,431,508	4,040,945	448,901
Interest income (expenses) on assets and liabilities	3,418,852	2,166,133	1,082,256
Related parties	—	687,531	(3,241)
Deferred income tax and social contribution	—	(242,516)	(135,407)
Provisions	646,606	701,322	77,231
Sale and leaseback	(22,736)	(16,224)	—
Result from modification of lease contracts	(24,323)	(902,888)	—
Gain or loss from sale and/or disposal of property and equipment and intangible assets	832	621,415	106,914
Adjusted net loss (profit)	859,178	(500,612)	3,342,739
Changes in operating assets and liabilities
Accounts receivable	(270,334)	341,759	(98,803)
Aircraft sublease receivables	65,032	69,336	66,899
Inventories	(159,118)	(44,587)	(78,511)
Security deposits and maintenance reserves	(421,612)	(173,778)	(57,848)
Prepaid expenses	(364,107)	(25,089)	(24,483)
Taxes recoverable	26,009	251,962	(15,718)
Advances to suppliers	(120,266)	7,239	(23,908)
Other assets	79,201	265,479	(79,325)
Rights and obligations with derivatives	(24,520)	(257,021)	(2,412)
Accounts payable	1,078,643	993,546	83,593
Accounts payable – supplier finance	(1,356,689)	(249,727)	86,949
Reimbursement to customers	(63,507)	212,542	4,043
Salaries, wages and benefits	185,692	40,093	113,563
Insurance premiums payable	40,669	2,489	14,939
Taxes payable	66,719	4,212	(8,417)
Government installment payment program	(7,399)	(9,749)	27,326
Air traffic liability	574,944	394,618	421,802
Provision	(395,361)	(116,393)	(93,718)
Airport fees	80,788	38,046	9,304
Other liabilities	439,957	212,463	(121,882)
Interest paid	(624,535)	(480,294)	(969,061)
Income tax and social contribution paid	—	(304)	(2,434)
Total changes in operating assets and liabilities	(1,169,794)	1,476,842	(748,102)
Net cash provided by (used in) operating activities	(310,616)	976,230	2,594,637
Cash flows from investing activities
Short-term investments
Acquisition of short-term investments	(98,788)	(1,471,743)	(1,451,616)
Redemption of short-term investments	189,470	1,513,613	1,816,862
Loans granted to third parties	—	—	(51,028)
Payment for acquisition of subsidiary	(20,000)	(38,713)	—
Proceeds from sale of property and equipment	—	45,670	59,381
Acquisition of intangible assets	(152,542)	(109,587)	(132,454)
Acquisition of property and equipment	(624,286)	(343,073)	(1,427,965)
Net cash provided by (used in) investing activities	(706,146)	(403,833)	(1,186,820)
Cash flows from financing activities
Loans and financing
Proceeds	3,071,274	1,936,223	592,312
Repayment	(390,985)	(192,408)	(174,304)
Payment of debt issuance costs	(75,645)	—	—
Lease payment	(1,799,815)	(834,086)	(1,372,701)
Proceeds from sale and leaseback	21,256	—	16,276
Advance for future capital increase	24,004	—	—
Capital increase	—	23,777	37,767
Treasury shares	(16,198)	—	(12,853)
Net cash provided by (used in) financing activities	833,891	933,506	(913,503)
Exchange rate changes on cash and cash equivalents	191,855	(88,968)	(15,570)
Net increase (decrease) in cash and cash equivalents	8,984	1,416,935	478,744
Cash and cash equivalents at the beginning of the year	3,064,815	1,647,880	1,169,136
Cash and cash equivalents at the end of the year	3,073,799	3,064,815	1,647,880
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
1.    OPERATIONS
Azul S.A. (“Azul” or “Company”) is a corporation governed by its bylaws, as per Law No. 6404/76 and by the corporate governance level 2 listing regulation of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). The Company was incorporated on January 3, 2008, and its core business comprises the operation of regular and non-regular airline passenger services, cargo or mail, passenger charter, provision of maintenance and hangarage services for aircraft, engines, parts and pieces, aircraft acquisition and lease, development of frequent-flyer programs, development of related activities and equity holding in other companies since the beginning of its operations on December 15, 2008.
The Company carries out its activities through its subsidiaries, mainly Azul Linhas Aéreas Brasileiras S.A. (“ALAB”), which holds authorization from government authorities to operate as an airline.
The Company’s shares are traded on B3 and on the New York Stock Exchange (“NYSE”) under tickers AZUL4 and AZUL, respectively.
The Company is headquartered at Avenida Marcos Penteado de Ulhôa Rodrigues, 939, 8th floor, in the city of Barueri, state of São Paulo, Brazil.
1.1    Structure
The Company and its subsidiaries consolidation structure as of December 31, 2021 is as follows:

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The table below lists the operational activities in which the Company’s subsidiaries are engaged, as well as the changes in ownership that occurred in the year, when applicable.

				% Equity interest
				December 31,
Company	Type of investment	Main activity	Country	2021	2020

IntelAzul S.A. (formerly "Tudo Azul S.A.")	Direct	Frequent-flyer program	Brazil	100.00%	100.00%
Azul Linhas Aéreas Brasileiras S.A. (ALAB)	Direct	Airline operations	Brazil	100.00%	100.00%
Azul Conecta Ltda.	Indirect	Airline operations	Brazil	100.00%	100.00%
ATS Viagens e Turismo Ltda.	Indirect	Travel packages	Brazil	99.90%	99.90%
Fundo Safira(*)	Indirect	Exclusive investment fund	Brazil	—	100.00%
Cruzeiro Participações S.A	Indirect	Holding of equity interests in other companies	Brazil	99.90%	99.90%
Azul Investments LLP	Indirect	Funding	USA	100.00%	100.00%
Azul SOL LLC	Indirect	Aircraft financing	USA	100.00%	100.00%
Azul Finance LLC	Indirect	Aircraft financing	USA	100.00%	100.00%
Azul Finance 2 LLC	Indirect	Aircraft financing	USA	100.00%	100.00%
Blue Sabiá LLC	Indirect	Aircraft financing	USA	100.00%	100.00%
Canela Investments LLC	Indirect	Aircraft financing	USA	100.00%	100.00%
Canela Turbo Three LLC	Indirect	Aircraft financing	USA	100.00%	100.00%
Azul Saíra LLC	Indirect	Aircraft financing	USA	100.00%	100.00%

(*)	Exclusive investment fund discontinued on July 22, 2021.
1.2    Impacts of the COVID-19 pandemic
During 2021, the global economy was once again impacted by developments related to the COVID-19 pandemic, mainly due to the 2nd wave of contamination caused by the Delta variant in the first and second quarters.
It should be noted that in Brazil the vaccination process had a high adherence by the population, which caused a drastic drop in the number of infected people and deaths, thus favoring the conditions for the resumption of passenger air transport.
The Company's Management closely monitors developments related to the COVID-19 pandemic, assessing the impact on its business and especially on its crew and customers.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
Presented below is the evolution of the supply (ASK) and demand (RPK) in the COVID-19 pandemic period compared to 2019 levels (unaudited):
During the COVID-19 pandemic, the Company’s management adopted strict measures to preserve cash, especially the postponement of lease and supplier payments, freezing of contracts, suspension of projects that contained non-essential expenditures, and continuous search for opportunities to reduce costs and to raise funds in the capital market, seeking the economic and financial equilibrium among all stakeholders.
Throughout the year, management measures became more flexible, mainly due to the resumption of payments of lease and supplier considerations. The Company continues to manage diligently its financial resources in order to fulfill the obligations assumed.
The Company continues to prioritize the well-being and health of its crew and customers and help Brazil to face the pandemic by offering free transportation of vaccines and medical equipment such as respirators and intubation cubes to the cities in our network.
During the year ended December 31, 2021, there were no impacts on these consolidated financial statements related to changes in accounting estimates and/or provisions, the impacts are related to the postponement of fleet transformation plans and realization of the business growth potential.
During the year ended December 31, 2020, as informed at the Extraordinary General Meeting, due to the crisis caused by the COVID-19 pandemic, the Portugal Government's negotiated an aid of €1.2 billion for the airline TAP with the European Commission, conditional upon, among other factors, eliminating the right to convert senior bonds, since they would not be diluted by the Portugal Government's financial contribution. As a consequence, the elimination of the conversion right resulted in a loss recognized in the consolidated statement of operations of R$637,639, recorded under “Result from related party transactions, net”.
1.3 Capital structure and net working capital
The Company's Management, together with the Board of Directors, constantly monitors the Company's liquidity position and cash projections, as well as any factors that may affect the ability to generate revenue and the Company's ability to honor the financial commitments assumed.
The position of equity and consolidated net working capital and their variations are presented below:

	December 31,		December 31,
Description	2021	2020	Variation	2019	Variation

Net working capital	(5,863,917)	(4,795,208)	(1,068,709)	(2,723,289)	(2,071,919)
Equity	(18,333,003)	(14,148,750)	(4,184,253)	(3,519,174)	(10,629,576)

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The variation in the balance of net working capital is mainly related to the increase in the positions of lease obligations and short-term loans and financing, both impacted by the devaluation of the real against the US dollar by approximately 7.4% in the year.
Additionally, the lease liabilities position also includes postponed installments of obligations negotiated with lessors in the peak of the COVID-19 pandemic, which are expected to be settled gradually in the period between 2023 and 2027.
The chart below shows the resumption of lease consideration payments (unaudited):
In June 2021, the Company concluded its fundraising with the issuance of Senior Notes in the net amount of R$2,976,795 (note 18.2). The proceeds were used to for corporate purposes in general. In order to promote an economic and financial balance with suppliers, during the year the Company made several payments that had been postponed, with original due dates in 2020 and 2021. The position of short-term obligations with suppliers decreased by R$621,112.
The Company has the ability to access the capital market at competitive costs, its latest relevant fundraising processes occurred within the period of the COVID-19 pandemic were subject to annual interest between 6.0% and 7.5%.
The variation in the balance of negative equity position is mainly due to the developments of the second wave of the COVID-19 pandemic, which affected the demand for airline tickets in the period between March and June, and the effect of the 7.4% devaluation of the real against the US dollar during the year. A significant part of the operating costs is directly impacted by changes in exchange rates, such as fuel and maintenance, as well as the financial result, given that virtually all lease obligations and loans and financing are denominated in US dollars. During the year of 2021 the Company suffered unrealized exchange losses in the amount of R$1,443,046 (R$4,302,540 at December 31, 2020).
Management continuously monitors the Company’s liquidity situation and will continue to adopt measures to strengthen its cash position, provide efficiency in costs and restrain operating expenses. These actions have proven to be efficient for the business continuity and sustainability.
The Company ended the year with a position of cash, cash equivalents, accounts receivable and short-term aircraft sublease receivables totaling R$4,149,321 (R$4,155,471 at December 31, 2020). Management evaluated and concluded that the Company is in a position to continue its operations and comply with its obligations, according to the contracted maturities. This assessment is based on the Company's business plan approved by the Board of Directors on December 9, 2021. This assessment includes planned future actions, macroeconomic and aviation sector assumptions, such as: recovery in air transport demand, estimates of exchange rates and fuel prices.
The Company's Management monitors and informs the Board of Directors about the performance achieved in relation to the approved plan and updates it as needed.
Based on this conclusion, these consolidated financial statements have been prepared based on the principle of going concern.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
1.4    Acceleration of fleet transformation
In 2019, the Company’s management approved the Embraer E195 phase-out plan (“E1”). On the same date, the Company signed letters of intent for the sublease of these assets to other air operators. The change in the intended use of the aircraft triggered an impairment review that resulted in the recognition of impairment of these assets of R$2,075,582 and the constitution of an onerous liability of R$821,751 at that time.
In the second quarter of 2021, there was a partial reversal of the impairment in the amount of R$103,017 due to Management’s decision to use 2 aircraft for cargo, thus changing the intended use of these assets.
The COVID-19 pandemic triggered the postponement of the plans for delivery of aircraft to sub-lessors. One of letter of intent for sublease signed remains valid, three aircraft was delivered and 10 more units are scheduled to be delivered in the next year. On the other hand, as provided for in the signed letters, as a result of the adverse conditions that arose from the COVID-19 pandemic and predicting opportunities to use these aircraft in the Company's operations, one of letter intention corresponding to a total of 21 aircraft was canceled.
As a result of such cancellation, the Company through asset recoverability studies, made a partial reversal of the provision initially recognized, in the amount corresponding to R$1,362,386.
On December 31, 2021, the provision for impairment of assets corresponds to a total of 28 aircraft (51 aircraft and 4 engines at December 31, 2020).
The main assumptions used in the analysis included:
•Sublease revenue;
•Estimated period for start of the sublease contracts;
•Delivery and maintenance costs of aircraft;
•Residual value for own aircraft at the end of sublease contracts;
•Exchange rate; and
•Pre-tax discount rate.
Considering the updating of the macroeconomic assumptions and the Company’s business plans, the breakdown of the account balances and the movement of the provision are shown below:
1.4.1 Breakdown of balances of provision for impairment and onerous liability

	December 31,
Description	2021	2020

Provision for impairment of ROU	(605,651)	(706,614)
Provision for impairment of aircraft and engine	(68,693)	(211,062)
Provision for impairment of rotables	(225,797)	(225,797)
Provision for impairment of other assets	(12,013)	(75,075)
Total provision for impairment of Company assets	(912,154)	(1,218,548)

Provision for onerous liabilities	(693,407)	(1,340,522)

Total	(1,605,561)	(2,559,070)

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
1.4.2 Movement of the provision for impairment and onerous liability

Description	Impairment of assets	Onerous liabilities	Total

Balance at December 31, 2019	(2,075,582)	(821,751)	(2,897,333)
Foreign currency exchange	—	(213,280)	(213,280)
Interest expense	—	(206,011)	(206,011)
Additions	—	(362,426)	(362,426)
Consumption	272,006	262,946	534,952
Maintenance reserves	(20,486)	—	(20,486)
Sale of aircraft	13,123	—	13,123
Renegotiation of lease contracts (lease modification)	581,926	—	581,926
Other	10,465	—	10,465
Balance at December 31, 2020	(1,218,548)	(1,340,522)	(2,559,070)
Foreign currency exchange	—	(103,858)	(103,858)
Interest expense	—	(156,516)	(156,516)
Reversals	494,592	970,811	1,465,403
Additions	(188,198)	(201,523)	(389,721)
Consumption	—	188,842	188,842
Initial recognition of sublease(*)	—	(50,641)	(50,641)
Balance at December 31, 2021	(912,154)	(693,407)	(1,605,561)

(*)	The balance was transferred from “Provision for onerous liabilities” to “Aircraft sublease receivables”, as it refers to the estimated amount of the sublease receivable for two aircraft delivered to Breeze.
1.5    Seasonality
The Company’s operating revenues depend substantially on the general volume of passenger and cargo traffic, which is subject to seasonal changes. Our passenger revenues are generally higher during the summer and winter holidays, in January and July respectively, and in the last two weeks of December, which corresponds to the holiday season. Considering the distribution of fixed costs, this seasonality tends to cause variations in operating results between the quarters of the fiscal year. It should be noted that the COVID-19 pandemic impacted the behavior related to the frequency of travels of the Company’s customers, which may affect the usual business seasonality.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
2.    BUSINESS COMBINATION
2.1 Accounting policies
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
2.2 Acquisition of Azul Conecta
On May 14, 2020, the Company completed the acquisition of all the shares of Azul Conecta, previously called Two Táxi Aéreo Ltda. The transaction was approved without restrictions by the Brazilian Antitrust Authority (“CADE”) on March 27, 2020. On April 30, 2020, through a power of attorney, the Company assumed control of Azul Conecta, therefore, the transfer of control occurred before the closing date mentioned above, in accordance with IFRS-3 – Business Combinations.
At this time, Azul Conecta offered regular passenger and cargo services to 39 destinations in Brazil, of which only seven were served by Azul. The acquired company also had 14 daily departure and arrival times on the auxiliary runway at Congonhas airport, the country’s main domestic terminal. Its fleet consisted of 17 own aircraft, model Cessna Caravan, a single-engine regional turboprop with a capacity for nine passengers.
The total nominal amount of the transaction was R$123,000. Payment is being made in up to 30 monthly installments, ranging from R$3,000 to R$10,000, subject to certain contractual and market conditions, and a final payment of up to R$30 million, which will be kept deposited in a bank account as a guarantee in favor of the Company for a specified period.
The Company completed the purchase price allocation report and such acquisition generated goodwill of R$147,915 allocated in line item “Goodwill”.
The goodwill recognized is not deductible for income tax purposes.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The identifiable assets acquired and assumed liabilities that were recognized at the acquisition date and the related fair value are shown below:

Description	Fair value of assets and liabilities

Assets
Cash and cash equivalents	3,971
Accounts receivable	3,637
Inventories	1,624
Taxes recoverable	1,399
Other assets	458
Property and equipment(a)	74,205
Intangible assets(b)	44,351
129,645

Liabilities
Loans and financing	(16,540)
Accounts payable	(5,764)
Salaries, accruals and payroll charges	(2,707)
Taxes payable	(824)
Provision for tax, civil and labor risks(c)	(136,507)
Other liabilities	(650)
(162,992)
Net assets acquired	(33,347)
Consideration at present value	114,568
Goodwill	147,915

Cash flows
Net cash acquired with subsidiary	3,971
Payment	(62,684)
Net cash flow from acquisition	(58,713)

(a)	The Company carried out the fair value measurement of property and equipment based on conditions at the acquisition date. Fair value recognized in this line item amounts to R$56,820.
(b)
The Company recognized the value from possible contingencies of the Congonhas airport slots as intangible asset. These rights were assessed based on an analysis of the discounted cash flow prepared by independent experts. The amount attributed to these items was R$44,351.

(c)
The Company recognized the fair value of R$135,320 related to provision for tax, civil and labor risks, that is, existing and not recognized in the acquiree’s statement of financial position at the acquisition date.

3.    DECLARATION OF MANAGEMENT, BASIS FOR PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS
The Company’s financial statements have been prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).
The Company’s consolidated financial statements have been prepared based on the real (“R$”) as a functional and presentation currency and are expressed in thousands of reais, unless otherwise indicated.
The preparation of the Company's consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities. However, the uncertainty related to these judgments, assumptions and estimates can lead to results that require a significant adjustment to the carrying amount of certain assets and liabilities in future years.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The Company reviews its judgments, estimates, and assumptions on an ongoing basis. When preparing these consolidated financial statements, management used the following disclosure criteria: (i) regulatory requirements; (ii) relevance and specificity of the information on the Company's operations to users; (iii) informational needs of users of the consolidated financial statements; and (iv) information from other entities participating in the passenger air transport market.
Management confirms that all relevant information specific to the consolidated financial statements, and only such information, is being evidenced and corresponds to that used by Management when carrying out its business management activities.
In order to ensure a better presentation and comparability of balances, some reclassifications were carried out in the balance sheet and statements of operations of the previous year.
The consolidated financial statements have been prepared based on the historical cost, except for the following material items recognized in the statements of financial position at fair value.
•Short-term investments classified as cash and cash equivalents;
•Short-term investments mainly comprised of TAP Bond;
•Derivative financial instruments; and
•Debenture conversion right
3.1 Approval and authorization for issue of the consolidated financial statements
This document was prepared based on the local financial statements that were approved and its disclosure authorized by the Board of Directors on February 22, 2022. In its turn, the disclosure of these financial statements was approved by the statutory executives on April 28, 2022.
4.    SIGNIFICANT ACCOUNTING POLICIES
The significant accounting policies adopted by the Company are described in each corresponding explanatory note, except those that refer to more than one explanatory note, described below. The accounting policies have been consistently applied for the comparative years presented and for the Company’s consolidated financial statements.
4.1 Consolidation
The consolidated financial statements include information about the Company and its subsidiaries in which Azul held direct or indirect control. Control of a subsidiary is achieved when Azul is exposed, or has rights, to variable returns in such subsidiaries and has the power to influence the investee's operating and financial decisions.
The financial information of the subsidiaries has been prepared using the same accounting policies as the Company.
All related party assets and liabilities, equity, income, expenses and cash flows related to transactions between related parties are eliminated in full in the consolidation process.
4.2    New accounting standards and interpretations adopted for the year
On March 31, 2021, the IASB extended until June 30, 2022 the application of the practical expedient of IFRS-16 (“lease concessions”) as a result of the COVID-19 pandemic. In certain renegotiations of its lease contracts, the Company adopted the provisions of said standard and the effects on these consolidated financial statements are immaterial.
4.3    New accounting standards and pronouncements not yet adopted
There are no other standards and interpretations issued and not yet adopted that, in Management’s opinion, may have a significant impact on the result or equity disclosed by the Company.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
4.4    Segment information
An operating segment is a component of the Company that develops business activities to obtain revenues and incur expenses. The operating segments reflect the way in which the Company's Management reviews the financial information for decision-making. The Company’s Management identified the operating segments that meet the quantitative and qualitative parameters of disclosure, namely:

	% Gross revenue
	Year ended December 31,
Parameters	2021	2020	2019

Qualitative
Passenger service	n/a	n/a	n/a

Quantitative
Passenger service	87.5%	86.7%	94.9%
Cargo service	12.1%	12.7%	4.7%
Other revenue	0.4%	0.6%	0.4%
The Company regularly manages its business and makes resource allocation decisions considering the existence of only one operating segment, which is why the information for the cargo transportation is not being disclosed.
4.5    Significant accounting estimates
As disclosed in note 3, Management makes judgments that have a significant effect on the amounts recognized in the financial statements, namely:
•provision for impairment of aircraft, engines and onerous liability (note 1.4);
•business combination (note 2);
•allowance for expected losses (note 7);
•provision for inventory losses (note 9)
•analysis of recoverability of maintenance deposits (note 10);
•annual impairment test of deferred taxes (note 14);
•useful life of property and equipment and intangible assets with finite useful life (notes 15 and 17);
•annual impairment test of goodwill (note 17);
•slot recovery analysis (note 17);
•ticket breakage revenue and frequent-flyer programs (note 22);
•provision for return of aircraft and engines (note 23.1.1);
•provision for tax, civil and labor risks (note 23.1.3);
•provision for post-employment benefits (note 23.1.4); and
•share-based payment (note 27).
The Company continuously revises the assumptions used in its accounting estimates. The effect of revisions to accounting estimates is recognized in the financial statements in the year in which such revisions are made.
4.6    Foreign currency transactions
Foreign currency transactions are recorded at the exchange rate in effect at the date the transactions take place. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate in effect at the reporting date, and any difference resulting from currency conversion is recorded under the line item “Foreign currency exchange, net” in the statements of operations for the year.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The exchange rates in Brazilian reais at the date of these consolidated financial statements are as follows:

	Final rate			Average rate
	Year ended December 31,			Year ended December 31,
Description	2021	2020	2019	2021	2020	2019

U.S. dollar	5.5805	5.1967	4.0307	5.3956	5.1578	3.9461
Euro	6.3210	6.3779	4.5305	6.3784	5.8989	4.4159
5.    CASH AND CASH EQUIVALENTS
5.1    Accounting policies
This group includes cash balances, bank deposits and short-term investments with immediate liquidity, which are readily convertible into a known amount of cash with an insignificant risk of change in value. Financial investments designated as cash equivalents classified in this group are measured at fair value through profit or loss.
5.2    Breakdown of cash and cash equivalents

	Effective interest rate p.a.	December, 31
Description		2021	2020

Cash and bank deposits		229,745	465,054
Cash equivalents
Bank Deposit Certificate - CDB	3.33%	2,750,776	2,216,592
Time Deposit - TD	0.05%	91,043	—
Repurchase agreements	0.02%	2,235	361,183
Exclusive investment funds	—	—	21,986
		3,073,799	3,064,815
6.    SHORT-TERM INVESTMENTS
6.1    Accounting policies
In the presentation and measurement of the financial investments, the Company considers the provisions of IFRS 9 – Financial Instruments, which determines that financial assets shall be initially measured at fair value less costs directly attributable to their acquisition. In turn, the subsequent measurement is divided into two categories:
6.1.1 Amortized cost
Short-term investments are measured at amortized cost when all the following conditions are met:
•The Company plans to hold the financial asset to collect cash flows set forth in contract;
•Contractual cash flows represent solely payments of interest and principal (“SPPI”); and
•The Company did not opt for the fair value methodology in order to eliminate measurement inconsistencies named “accounting mismatch”.
6.1.2 Fair value
•Through comprehensive income: short-term investments shall be measured at fair value through comprehensive income when both of the following conditions are met:
(i)the Company plans to hold the financial asset to collect cash flows set forth in contract and sell the asset; and
(ii)contractual cash flows represent SPPI;
•Through profit or loss: it is considered to be a residual category, i.e. the Company does not plan to hold the financial asset to collect cash flows set forth in contract and/or sell the asset, this shall be measured at fair value through profit or loss.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
Financial instruments designated at fair value through profit or loss are used to eliminate or significantly reduce an accounting mismatch, and are therefore measured at fair value.
6.2 Breakdown of short-term investments
6.2.1 Short-term investments measured at fair value through profit or loss

	Effective interest rate p.a.	December 31,
Description		2021	2020

Exclusive investment funds	—	—	62,972
Investment funds	0.15%	1,430	28,847
TAP Bond	7.50%	906,719	854,462
		908,149	946,281

Current		1,430	91,819
Non-current		906,719	854,462
7.    ACCOUNTS RECEIVABLE
7.1 Accounting policies
These are measured based on the invoiced amount, net of expected losses on receivables, and approximate the fair value given their short-term nature. Considering the requirements of IFRS 9 - Financial Instruments, the allowance for expected losses on receivables is now measured by applying the simplified approach, through the use of historical data, projecting the expected loss over the life of the contract, by segmenting the receivables portfolio into groups that have the same pattern of collection and according to the respective maturities. Additionally, for certain cases, the Company carries out individual analyses to assess the risks of collection of the receivables and establish provision, if necessary.
7.2    Breakdown of accounts receivable

	December 31,
Description	2021	2020

Local currency
Credit card companies	411,092	394,895
Cargo and travel agencies	209,621	146,854
Travel package financing entities	106,824	56,870
TudoAzul Program partners	128,018	65,522
Other	32,896	52,713
Total local currency	888,451	716,854
Foreign currency
Credit card companies	19,211	8,927
Reimbursement receivable for maintenance reserves	18,197	112,170
Airline partner companies	36,693	24,910
Insurance companies	4,194	7,150
Clearinghouse - agencies and cargo	26,085	10,340
Other	22,879	11,162
Total foreign currency	127,259	174,659
Total	1,015,710	891,513
Allowance for expected credit losses	(17,817)	(16,131)
Total net	997,893	875,382
In Brazil, card receivables mainly come from flights that have already taken place and are not exposed to credit risk of the cardholder. Therefore, these receivables can easily be converted to cash when needed, through the discounting of these receivables with the card operators.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
As of December 31, 2021, reclassifications of R$105,277 were made to the line item “Other non-current assets” related to reimbursement receivable from the maintenance reserve of a lessor that entered court-supervised reorganization. The Company has past-due lease liabilities with such lessor in the amount of R$205,978, therefore, there is no risk of realization of such receivable. No provision for loss was established as of December 31, 2021.
The breakdown of accounts receivable by maturity, net of allowance for expected losses, is as follows:

	December 31,
Description	2021	2020

Not past due
Up to 30 days	562,539	476,378
31 to 60 days	101,699	69,729
61 to 90 days	56,001	46,007
91 to 180 days	110,207	86,215
181 to 360 days	90,351	65,386
Not past due	920,797	743,715

Past due
Up to 30 days	25,872	104,377
31 to 60 days	20,178	8,371
61 to 90 days	13,235	4,228
91 to 180 days	3,589	5,077
181 to 360 days	5,388	6,178
Over 360 days	8,834	3,436
Past due	77,096	131,667
Total	997,893	875,382
The movement of the allowance for expected losses is as follows:

	December 31,
Description	2021	2020

Balances at the beginning of the year	(16,131)	(14,716)
Business combination – Azul Conecta	—	(380)
(Additions) reversals	(5,921)	(3,205)
Write-off of uncollectible amounts	4,235	2,170
Balances at the end of the year	(17,817)	(16,131)
8.    AIRCRAFT SUBLEASE RECEIVABLES
8.1    Accounting policies
The sublease receivable is a transaction whereby the lessee, in this case the Company, subleases the asset that is the subject of a lease to a third party, thus becoming an intermediate lessor. IFRS 16 - Leases, requires an intermediate lessor to classify the sublease as finance or operating. Considering that the contracts entered into by the Company up to December 31, 2021 cover most of the term of the head lease, the subleases were accounted for as follows:
•Derecognition of the right-of-use asset related to the head lease and recognition of the rights arising from the sublease contracts at present value;
•Recognition of any difference between the right of use written off and the rights arising from the sublease contract at present value in statements of operations for the year;
•Maintenance of the lease obligations of the host contract in the statement of financial position;
•Recognition of financial income over the term of the sublease; and
•Recognition of financial expenses relating to obligations of the host lease contract.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
8.2    Breakdown of aircraft sublease receivables

	December 31,
Description	2021	2020

2021	—	142,932
2022	92,092	62,547
2023	87,658	65,040
2024	87,817	65,188
2025	54,890	34,789
After 2025	4,615	1,994

Gross lease receivables	327,072	372,490
Accrued interest	(52,874)	(59,553)
Net lease receivables	274,198	312,937

Current	76,199	123,455
Non-current	197,999	189,482
As of December 31, 2021, the amount of R$16,980 was past due (R$34,457 as of December 31, 2020). No provision was established as the Company has higher obligations arising from the receipt of security deposits advanced by the sub-lessor, and therefore there is no expectation of non-realization of such assets.
9.    INVENTORIES
9.1    Accounting policies
Inventory balances mainly comprise materials for maintenance and replacement of flight equipment parts. Inventories are measured at average acquisition cost plus expenses such as non-recoverable taxes, customs expenses incurred in the acquisition, and expenses with transportation to the warehouse. Expenses with freight transfers between operational bases are not capitalized, if incurred. Provisions for obsolescence of inventories are recorded for items not expected to be realized.
9.2    Breakdown of inventories

	December 31,
Description	2021	2020

Maintenance parts and materials	597,204	442,161
Flight attendance and uniforms	13,655	9,579
Provision for obsolescence of inventories	(38,935)	(49,153)
Total net	571,924	402,587
Set out below is the movement of the provision for obsolescence of inventories:

	December 31,
Description	2021	2020

Balances at the beginning of the year	(49,153)	(33,727)
Additions	(10,681)	(16,438)
Write-offs	2,566	1,012
Reversal of impairment	18,333	—
Balances at the end of year	(38,935)	(49,153)

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
10.    SECURITY DEPOSITS AND MAINTENANCE RESERVES
10.1 Accounting policies
10.1.1 Security deposits
Security deposits are represented by amounts deposited by the Company to the lessors of aircraft, as required at the inception of the lease, as guarantee for the fulfillment of the lease contract. Security deposits are denominated in U.S. dollars, do not bear interest and are not reimbursable at the end of the contracts. Judicial deposits are also classified in this group.
10.1.2 Maintenance reserves
Certain master lease agreements provide for the payment of aircraft maintenance reserves made to the lessors to be held as collateral for the performance of major maintenance activities, and therefore these deposits are reimbursable upon completion of the maintenance event in an amount equal to or less than:
•the amount of the maintenance reserve held by the lessor associated with the specific maintenance event; or
•the costs related to the specific maintenance event.
Substantially all of these maintenance reserve payments are calculated based on an aircraft utilization measure, such as flight hours or cycles, and are used solely to collateralize the performance of maintenance by the lessor. At the reporting date we assess whether the maintenance reserve deposits required by the master lease agreements are expected to be recovered through the performance of qualifying maintenance on the leased assets. Maintenance deposits expected to be recovered are held in assets, and the amounts identified as non-recoverable are readily transferred to statements of operations.
Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed.
10.2 Breakdown of security deposits and maintenance reserves
The movement of security deposits and maintenance reserves is as follows:

Description	Maintenance reserves	Security deposits	Total

Balances at December 31, 2019	1,498,898	152,635	1,651,533

Business combination – Azul Conecta	—	298	298
Additions	313,950	93,739	407,689
Impairment	(20,486)	—	(20,486)
Provision for loss	(419,843)	—	(419,843)
Reimbursements	(476,588)	(43,519)	(520,107)
Foreign currency exchange	425,715	29,243	454,958

Balances at December 31, 2020	1,321,646	232,396	1,554,042

Additions	501,309	95,799	597,108
Reversal of impairment	24,275	—	24,275
Provision for loss	(221,626)	—	(221,626)
Reimbursements	(86,804)	(48,584)	(135,388)
Transfer	—	23,782	23,782
Foreign currency exchange	106,089	16,137	122,226

Balances at December 31, 2021	1,644,889	319,530	1,964,419
Current	357,210	53,702	410,912
Non-current	1,287,679	265,828	1,553,507

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
11.    TAXES RECOVERABLE
11.1 Accounting policies
Taxes recoverable represent rights that will be realized through offsets against future obligations arising from the Company’s operational activities, mainly from the transport of passengers and cargo. The Company continuously reviews the capacity of realization of these assets and, when necessary, provisions are established to ensure that these assets are accounted for at their realization value.
11.2 Breakdown of taxes recoverable

	December 31,
	2021	2020

Social Integration Program (" PIS ") and Contribution to Social Security Financing (" COFINS ")	61,049	123,005
Withholding income tax	19,768	3,470
Income taxes	15,488	4,443
Tax on the Circulation of Goods and Services (" ICMS ")	9,500	1,765
Other taxes	3,894	1,023
	109,699	133,706
12.    PREPAID EXPENSES
12.1 Accounting policies
Prepaid expenses represent payments through which the Company will receive the provision of services and/or will benefit from the use of the related assets in a subsequent period.
12.2 Breakdown of prepaid expenses

	December 31,
Description	2021	2020

Insurances premiums	89,951	49,428
Maintenance	295,518	82,689
Commissions	112,599	60,681
Other	59,710	44,433
Total	557,778	237,231

Current	244,413	219,039
Non-current	313,365	18,192
13.    ADVANCES TO SUPPLIERS
13.1 Accounting policies
Advances to suppliers represent the advance payment of installments related to purchases of goods or obtainment of rights that will be delivered in the future.
13.2 Breakdown of advances to suppliers

	December 31,
Description	2021	2020

Advances – local currency	109,677	39,698
Advances – foreign currency	93,702	43,416
	203,379	83,114

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
14.    INCOME TAX AND CONTRIBUTION
14.1 Accounting policies
14.1.1 Current taxes
In Brazil, current taxes comprise corporate income tax (“IRPJ”) and social contribution on profit (“CSLL”), which are calculated monthly based on the taxable profit, after offsetting tax loss carryforwards, limited to 30% of the taxable profit. A 15% rate is applied to that base, plus 10% for IRPJ and 9% for CSLL.
The income from foreign subsidiaries is subject to taxation in accordance with the rates and legislation in force. In Brazil such income is taxed in accordance with Law No. 12,973/14.
14.1.2 Deferred taxes
Deferred taxes represent credits and debits on tax loss carryforwards, as well as temporary differences between the tax and accounting bases. Deferred tax and contribution assets and liabilities are classified as non-current. An impairment loss on these assets is recognized when the Company's internal studies indicate that the future use of these credits is not likely.
Deferred tax assets and liabilities are present net if there is a legally enforceable right to set off tax liabilities against tax assets, and if they are related to taxes levied by the same tax authority on the same taxable entity. Therefore, for presentation purposes, balances of tax assets and liabilities, which do not meet the legal criteria for realization, are disclosed separately. Deferred tax assets and liabilities shall be measured at the rates that are expected to be applicable in the period in which the asset is realized or the liability is settled, based on the tax rates and legislation in force at the reporting date. The projections of future taxable profits on tax loss carryforwards are prepared based on the business plans and are reviewed and approved annually by the Board of Directors.
14.1.3 Uncertainty over income tax treatments
On January 1, 2019, the accounting standard IFRIC 23 – Uncertainty over Income Tax Treatments, became effective, addressing the application of recognition and measurement requirements when there is uncertainty over income tax treatments.
The Company analyzes relevant tax decisions of higher courts and whether they conflict in any way with the positions adopted. For known uncertain tax positions, when necessary the Company establishes a provision based on the legal opinions issued by its legal advisors. The Company quarterly evaluates the positions assumed in which there are uncertainties about the tax treatment adopted.
14.2 Reconciliation of deferred tax assets (liabilities)

Description	December 31, 2020	Profit or loss	December 31, 2021

Temporary differences
Fair value of TAP Bond	(26,132)	(5,417)	(31,549)
Financial instruments	(121,960)	26,752	(95,208)
Deferred revenue TudoAzul Program	(117,540)	(21,084)	(138,624)
Depreciation of aircraft and engines	(53,182)	53,182	—
Temporary differences assets(*)	318,814	(52,917)	265,897
Others	—	(516)	(516)
	—	—	—

(*)	Deferred tax set up in the limit of the deferred obligations recognized.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
14.3 Reconciliation of the effective income tax rate

	December 31,
Description	2021	2020	2019

Loss before income tax and social contribution	(4,213,208)	(11,077,214)	(2,536,265)
Combined nominal tax rate	34%	34%	34%
Taxes calculated at nominal rates	1,432,491	3,766,253	862,330

Adjustments to determine the effective rate
(Unrecorded) benefit on tax losses and temporary differences	(1,311,394)	(3,257,190)	(880,375)
Permanent differences	(116,876)	(244,011)	76,958
Taxation on universal bases	(4,221)	—	(10,341)
Offset against PERT	—	—	84,711
Others	—	(22,547)	(104)
	—	242,505	133,179

Current income tax and social contribution	—	(11)	(2,228)
Deferred income tax and social contribution	—	242,516	135,407
Income tax and social contribution credit (expense)	—	242,505	133,179

Effective rate	0%	2%	5%
The Company has tax losses that are available indefinitely for offset against 30% of future taxable profits, as follows:

	December 31,
Description	2021	2020	2019

Tax loss and negative social contribution base, net	8,843,805	5,751,867	1,971,779
Tax loss (25%)	2,210,951	1,437,967	492,945
Negative social contribution base (9%)	795,942	517,668	177,460

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
15.    PROPERTY AND EQUIPMENT
15.1 Accounting policies
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
The carrying amounts of property and equipment items are tested annually to identify any indication of impairment or when facts or changes in circumstances indicate that the carrying amount is greater than the estimated recoverable amount.
An item of property and equipment is derecognized upon its disposal or when no future economic benefits are expected from the continued use of the asset. Any gains or losses arising on the sale or derecognition of an item are determined by the difference between the amount received on the sale and the carrying amount of the asset and are recognized in statements of operations.
The Company receives credits from manufacturers when purchasing certain aircraft and engines, which can be used to pay for maintenance services. These credits are recorded as a reduction of the acquisition cost of the aircraft and related engines.
15.1.1 Sale and leaseback transactions
First, sale and leaseback transactions are analyzed within the scope of IFRS 15 – Revenue from Contracts with Customers, in order to verify whether the performance obligation has been satisfied, and therefore to account for the sale of the asset. If this requirement is not met, it is a financing with the asset given as guarantee.
If the requirements related to the performance obligation set out in IFRS 15 are met, the Company measures a right-of-use asset arising from the sale and leaseback transaction in proportion to the carrying amount of the asset related to the right of use retained by the Company. Accordingly, only the gains or losses related to the rights transferred to the buyer-lessor are recognized.
During the year ended December 31, 2021, the Company carried out a sale and leaseback transaction for two of its own engines. The gain related to this operation corresponds to the amount of R$22,736, recognized in line item “Other costs of services”.
15.1.2 Advance payments for acquisition of aircraft
Advance payments for acquisition of aircraft are recorded in property and equipment, including interest and financial charges incurred during the aircraft manufacturing phase and leasehold improvements. During the year ended December 31, 2021, no advances were made for the acquisition of aircraft.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
15.2 Breakdown of property and equipment

Description	Weighted average rate (p.a.)	December 31, 2020	Acquisitions	Disposals/ write-offs	Transfers(a)	December 31, 2021

Cost
Aircraft and engines		2,297,661	360,384	(137,293)	(1,521)	2,519,231
Buildings and leasehold improvements		485,247	20,694	(503)	1,240	506,678
Equipment and facilities		181,094	19,169	(1,144)	—	199,119
Other		28,008	1,897	—	—	29,905
Construction in progress		33,630	44,631	(4)	(26,083)	52,174
Advance payments for acquisition of aircraft		91,944	—	—	(6,337)	85,607
		3,117,584	446,775	(138,944)	(32,701)	3,392,714
Depreciation
Aircraft and engines	9%	(624,736)	(200,677)	14,091	—	(811,322)
Buildings and leasehold improvements	9%	(128,761)	(45,791)	460	—	(174,092)
Equipment and facilities	12%	(107,917)	(22,086)	767	—	(129,236)
Other	10%	(19,606)	(2,794)	—	—	(22,400)
		(881,020)	(271,348)	15,318	—	(1,137,050)

Property and equipment		2,236,564	175,427	(123,626)	(32,701)	2,255,664
Impairment(b)		(436,858)	(4,240)	146,608	—	(294,490)
Total property and equipment, net		1,799,706	171,187	22,982	(32,701)	1,961,174

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)

Description	Weighted average rate (p.a.)	December 31, 2019	Business combination - Azul Conecta	Acquisitions	Disposals/write-offs	Contractual modifications	Transfers(a)	December 31, 2020

Cost
Aircraft and engines		2,706,529	97,814	259,986	(689,771)	—	(76,897)	2,297,661
Buildings and leasehold improvements		296,728	—	22,433	(2,104)	(975)	169,165	485,247
Equipment and facilities		176,814	780	21,324	(12,867)	—	(4,957)	181,094
Other		24,297	294	818	—	—	2,599	28,008
Construction in progress		171,839	—	40,464	(4,485)	—	(174,188)	33,630
Advance payments for acquisition of aircraft		84,578	—	20,800	(13,434)	—	—	91,944
		3,460,785	98,888	365,825	(722,661)	(975)	(84,278)	3,117,584
Depreciation
Aircraft and engines	8%	(612,124)	(24,214)	(207,908)	230,855	—	(11,345)	(624,736)
Buildings and leasehold improvements	17%	(78,001)	—	(50,795)	35	—	—	(128,761)
Equipment and facilities	12%	(97,990)	(326)	(21,191)	11,786	—	(196)	(107,917)
Other	11%	(16,654)	(142)	(2,792)	—	—	(18)	(19,606)
		(804,769)	(24,682)	(282,686)	242,676	—	(11,559)	(881,020)
Property and equipment		2,656,016	74,206	83,139	(479,985)	(975)	(95,837)	2,236,564
Impairment(b)		(687,176)	—	—	250,318	—	—	(436,858)
Total property and equipment, net		1,968,840	74,206	83,139	(229,667)	(975)	(95,837)	1,799,706

(a)	The balances of transfers are between the groups of Property and equipment, Right-of-use assets and Intangible assets.
(b)	The reversal of the impairment is due to the result from the use of some aircraft for cargo service and the partial cancellation of the intention to sublease aircraft (Note 1.4).
16.    RIGHT-OF-USE ASSETS
16.1 Accounting policies
IFRS 16 – Leases, establishes the principles for the recognition, measurement, presentation and disclosure of leasing operations and requires that lessees, at the commencement date of the contract, recognize a liability to make payments (a lease liability) and an asset representing the right to use the underlying asset over the lease term (a right-of-use asset – “ROU”). Lessees must separately recognize in the statements of operations interest expense on the lease liability and depreciation expense for the right-of-use asset.
Lessees are also required to reassess the lease liability in the event of certain events, for example, a change in the lease term, a change in future lease payment flows as a result of a change in an index or rate used to determine such payments. In general, the lessee must recognize the remeasurement value of the lease liability as an adjustment to the right-of-use asset.
In determining the discount rate, the Company primarily used as a basis those the funding operations of dates and/or modification of the lease agreements in the Brazilian and North American markets. For operations in the Brazilian market, the Company converted the cost of funding to the equivalent of an operation in US dollars, adjusting this for the country risk and interest rate differential between Brazil and the United States of America. Thus, it was concluded that the built-in inflationary effects are very low, in addition to the fact that 99.5% of the Company’s leasing obligations are denominated in dollars.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
16.1.1 Componentization of aircraft
At the receipt and initial recognition of aircraft and/or right-of-use assets, the Company allocates the total cost of the aircraft between five major components: airframe, auxiliary power unit (“APU”), landing gear and two engines. The economic useful life is the period extending up to the next heavy maintenance or structural check or the remaining useful life of the aircraft/engines or lease contract, whichever is shorter.
16.1.2 Capitalization of heavy maintenance events
The Company has maintenance contracts for its engines that cover all significant maintenance events. Subsequent heavy maintenance events, which increase the useful lives of assets, are capitalized and recognized as property and equipment or in addition to the right of use of assets. They are subsequently depreciated during the respective period of use or until the end of the lease. Repairs and other routine maintenance are recognized in statements of operations during the year in which they are incurred.
Additionally, the Company also has “power-by-the-hour” contracts, in which the amounts due to maintenance providers are calculated based on the hours flown, at the time of the maintenance event.
16.1.3 Recognition of contractual obligations relating to return of aircraft (asset retirement obligation)
The costs resulting from the maintenance events that will be carried out immediately before the return of the aircraft to the lessors, defined as restoration events, upon the receipt of the aircraft, are recognized at present value, increasing the value of the asset as a balancing item to an obligation, as long as they can be reasonably estimated. Assets are depreciated on a straight-line basis over the lease contract term, while liabilities are updated by interest rates and exchange effects.
As of December 31, 2021, the Company also recognized provisions for ARO related to engines, according to the accounting practice mentioned in the note 23.1.1
The carrying amount that represents the right of use of aircraft is tested for impairment annually, even if there are no circumstances that indicate the existence of impairment.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
16.2 Breakdown of right-of-use assets

Description	Weighted average rate (p.a.)	December 31, 2020	Acquisitions	Disposals/ write-offs	Contractual modifications	Transfers(a)	December 31, 2021

Cost
Aircraft and engines		10,033,538	1,021,819	(19,301)	221,266	99,167	11,356,489
Simulators		70,148	13	—	49,621	—	119,782
Restoration of aircraft and engines		597,011	790,727	—	—	—	1,387,738
Maintenance of aircraft and engines		1,414,507	236,336	(113,160)	(2,285)	7,458	1,542,856
Properties		114,167	—	(98,215)	—	—	15,952
Other		30,435	70,174	(27,335)	—	—	73,274
Advance payments for right of use of aircraft		—	76,097	—	—	(76,097)	—
		12,259,806	2,195,166	(258,011)	268,602	30,528	14,496,091
Depreciation
Aircraft and engines	7%	(5,707,259)	(677,537)	16,286	—	—	(6,368,510)
Simulators	20%	(55,969)	(14,287)	—	—	—	(70,256)
Restoration of aircraft and engines	33%	(182,861)	(197,788)	—	—	—	(380,649)
Maintenance of aircraft and engines	19%	(892,325)	(271,203)	111,338	—	—	(1,052,190)
Properties	3%	(74,607)	(3,213)	74,606	—	—	(3,214)
Other	30%	(29,429)	(9,194)	22,597	—	—	(16,026)
		(6,942,450)	(1,173,222)	224,827	—	—	(7,890,845)

Right-of-use assets		5,317,356	1,021,944	(33,184)	268,602	30,528	6,605,246
Impairment(b)		(706,615)	(172,305)	273,269	—	—	(605,651)
Right-of-use assets, net		4,610,741	849,639	240,085	268,602	30,528	5,999,595

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)

Description	Weighted average rate (p.a.)	December 31, 2019	Acquisitions	Disposals/ write-offs	Contractual modifications	Transfers(a)	December 31, 2020

Cost
Aircraft		12,071,427	2,197,881	(25,741)	(4,736,892)	68,701	9,575,376
Engines and simulators		484,597	86,995	(38,160)	(6,515)	1,393	528,310
Restoration of aircraft and engines		423,194	290,785	(116,968)	—	—	597,011
Maintenance of aircraft and engines		1,374,925	168,513	(82,887)	(54,658)	8,614	1,414,507
Properties		114,167	—	—	—	—	114,167
Other		42,391	109	(12,065)	—	—	30,435
		14,510,701	2,744,283	(275,821)	(4,798,065)	78,708	12,259,806
Depreciation
Aircraft	8%	(4,538,684)	(954,452)	25,741	—	(31,220)	(5,498,615)
Engines and simulators	14%	(231,625)	(67,191)	35,595	—	(1,392)	(264,613)
Restoration of aircraft and engines	9%	(145,546)	(37,315)	—	—	—	(182,861)
Maintenance of aircraft and engines	27%	(549,869)	(368,476)	32,729	—	(6,709)	(892,325)
Properties	9%	(64,042)	(10,565)	—	—	—	(74,607)
Other	16%	(34,776)	(6,717)	12,064	—	—	(29,429)
		(5,564,542)	(1,444,716)	106,129	—	(39,321)	(6,942,450)
Rigth-of-use assets		8,946,159	1,299,567	(169,692)	(4,798,065)	39,387	5,317,356
Impairment(b)		(1,361,356)	—	72,815	581,926	—	(706,615)
Rigth-of-use assets, net		7,584,803	1,299,567	(96,877)	(4,216,139)	39,387	4,610,741

(a)	The balances of transfers are between the groups of Property and equipment, Right-of-use assets and Intangible assets
(b)	The reversal of the impairment is due to the result from the use of some aircraft for cargo service and the cancellation of the intention to sublease aircraft (Note 1.4).

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
17.    INTANGIBLE ASSETS
17.1. Accounting policies
17.1.1 Finite useful life
Intangible assets acquired are measured at cost at the time of their initial recognition. After initial recognition, intangible assets with finite useful lives, generally software, are stated at cost, less accumulated amortization and accumulated impairment losses, where applicable. Intangible assets generated internally, excluding development costs, are not capitalized and the expense is reflected in the statements of operations for the year in which it was incurred.
17.1.2 Indefinite useful life
17.1.2.1 Goodwill
In this category, the amounts related to goodwill arising from the business combinations of IntelAzul S.A. and Azul Conecta are recorded. Goodwill is tested annually by comparing the carrying amount with the recoverable amount of the cash-generating unit. Management makes judgments and establishes assumptions to assess the impact of macroeconomic and operational changes, in order to estimate future cash flows and measure the recoverable amount of assets. No impairment has been recorded to date.
17.1.2.2 Rights of operations in airports (slots)
In the business combinations of IntelAzul S.A. and Azul Conecta, slots acquired were recognized at their fair values at the acquisition date and not amortized. The estimated useful life of these rights was considered indefinite due to several factors and considerations, including requirements and authorizations for permission to operate in Brazil and limited availability of usage rights at the most important airports in terms of air traffic volume. The carrying amount of these rights is assessed annually. No impairment has been recorded to date.
17.2 Breakdown of intangible assets

Description	Weighted average rate (p.a.)	December 31, 2020	Acquisitions	Transfers(c)	December 31, 2021

Cost
Goodwill(a)	—	810,948	134,820	(44,351)	901,417
Slots(b)	—	82,196	—	44,351	126,547
Software	—	593,334	152,542	2,173	748,049
		1,486,478	287,362	2,173	1,776,013
Amortization
Software	17%	(316,210)	(101,765)	—	(417,975)
		(316,210)	(101,765)	—	(417,975)

Total intangible assets, net		1,170,268	185,597	2,173	1,358,038

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)

Description	Weighted average rate (p.a.)	December 31, 2019	Acquisitions	Disposals/ write-offs	December 31, 2020

Cost
Goodwill(a)		753,502	57,446	—	810,948
Slots(b)		82,196	—	—	82,196
Software		489,904	109,587	(6,157)	593,334
		1,325,602	167,033	(6,157)	1,486,478

Amortization
Software	16%	(238,118)	(78,151)	59	(316,210)
		(238,118)	(78,151)	59	(316,210)

Total intangible assets, net		1,087,484	88,882	(6,098)	1,170,268

(a)
Goodwill, in the amounts of R$753,502 and R$147,915, arises from the acquisition of IntelAzul S.A. (formerly Tudo Azul S.A.) in 2012 and Azul Conecta (formerly Two Táxi Aéreo Ltda.) in 2020, respectively, and refers to the consideration transferred, less the fair value of assets acquired and liabilities assumed, net.

(b)	As part of the allocation of the purchase price for the acquisition of IntelAzul S.A. (formerly Tudo Azul S.A.) and Azul Conecta (formerly Two Táxi Aéreo Ltda.) the Company recognized the value of operating licenses for certain airport slots, asset with an indefinite useful life.
(c)	The balances of transfers are between the groups of Property and equipment, Right-of-use assets and Intangible assets.
17.3    Impairment of non-financial assets
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
Aircraft and engines in operation are tested for impairment, by comparing the net carrying amount with the fair value indicated by specialized publications. After this comparison, Management concluded that there are no losses related to the right of use recorded in the asset, and therefore no provision for loss on these assets was recorded.
As disclosed in Note 1.4, the Company intends to sublease the E1 model aircraft, in accordance with its fleet transformation acceleration plan and, accordingly, a provision for impairment was established. The details and assumptions adopted are also included in that note to financial statements.
17.3.1 Impairment of intangible assets without a finite useful life
As of December 31, 2021, the Company performed annual impairment tests, through the discounted cash flow of the cash-generating unit.
The assumptions used in the impairment tests of goodwill and other intangible assets are consistent with the Company's operating plans and internal projections, prepared for a period of five years. After this period, a perpetuity rate of growth of operating projections is assumed. Assumptions and projections are revised and approved by management. The discounted cash flow that determined the value in use of the cash-generating unit was prepared according to the Company’s business plan approved by the Board of Directors on December 9, 2021.

Notes to the consolidated financial statements
December 31, 2021
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
The macroeconomic assumptions commonly adopted include the Gross Domestic Product (“GDP”), and projections of the US dollar, both obtained from the Focus Report issued by the Central Bank of Brazil, in addition to future kerosene barrel prices and interest rates, obtained from specific Bloomberg disclosures.
The result of the impairment test showed that the estimated recoverable amount is greater than the carrying amount allocated to the cash-generating unit and, therefore no adjustment of the recoverable amount to be recorded on December 31, 2021 was identified, as shown below:

	December 31, 2021		December 31, 2020
	Goodwill	Slots	Goodwill	Slots

Carrying amount	901,417	126,547	810,948	82,196
Carrying amount – CGU	8,499,312	—	6,410,447	—
Value in use	35,355,308	2,419,843	32,227,871	1,726,007

Pre-tax discount rate	9.5%	10.5%	10.3%	8.5%
Growth rate in perpetuity	3.0%	3.0%	3.0%	3.0%

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
18.    LOANS AND FINANCING
18.1 Accounting policies
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
18.2 Movement of loans and financing

Description	Nominal rate p.a.	Maturity	December 31, 2020	Funding	Variation of conversion right	Payment of principal	Payment of interest	Interest incurred	Foreign currency exchange	Amortized cost	December 31, 2021

In foreign currency - US$
Working capital
Senior notes - 2024	5.9%	Oct/24	2,076,310	—	—	—	(129,680)	127,437	156,163	6,680	2,236,910
Senior notes - 2026	7.3%	Jun/26	—	2,976,795	—	—	(122,803)	127,840	294,660	21,526	3,298,018
Other	1.0%	Jun/23	160,534	—	—	(170,547)	(1,110)	1,095	15,030	—	5,002

Convertible debentures(a)	6.0% to 7.5%	Oct/25	2,419,704	—	(829,213)	—	—	201,303	77,451	3,756	1,873,001

Aircraft and engines	3.0% to 6.0%	Mar/29	1,076,442	—	—	(37,029)	(85,543)	51,050	82,722	4,311	1,091,953
	Libor 3M + 2.6%	Mar/22	8,263	—	—	(7,525)	(178)	189	477	335	1,561

In local currency - R$
Working capital	CDI + 2.0% to 6.0%	Feb/24	709,668	46,478	—	(103,065)	(56,750)	47,180	—	188	643,699
	10.0%	Sep/25	43,443	—	—	(20,329)	(3,642)	3,730	—	—	23,202
	5.0%	Jun/21	10,846	—	—	(11,151)	(184)	159	—	330	—
	TJLP + 5.0%	Jun/21	12,524	—	—	(12,571)	(394)	441	—	—	—

Debentures	CDI + 3.0%	Dec/23	690,904	—	—	—	(16,000)	52,784	—	5,329	733,017

Aircraft and engines	6.0% to 7.3%	Mar/27	116,374	—	—	(32,606)	(5,901)	6,341	—	122	84,330
	Selic + 2.8% to 5.5%	May/25	35,502	—	—	(5,880)	(4,060)	2,436	—	40	28,038

Total in R$			7,360,514	3,023,273	(829,213)	(400,703)	(426,245)	621,985	626,503	42,617	10,018,731

Current liabilities			858,332								1,023,390
Non-current liabilities			6,502,182								8,995,341

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)

Description	Nominal rate p.a.	Maturity	December 31, 2019	Funding	Variation of conversion right	Debt acknow- ledgment	Business combination - Azul Conecta	Payment of principal	Payment of interest	Interest incurred	Foreing exchanges variations	Amortized cost	December 31, 2020

In foreign currency - US$

Working capital	1% to 5.9%	Oct/24	1,727,882	4,682	—	—	—	(907)	(137,795)	132,033	504,766	6,183	2,236,844
Debentures	6.0% to 7.5%	Oct/25	—	1,702,155	755,354	—	—	—	—	25,116	(82,358)	19,437	2,419,704
Aircraft and engines	4.7% to 6.0% Libor 3M + 2.4% to 2.9% Libor 6M + 2%	Mar/29	896,232	—	—	—	—	(111,703)	(23,880)	54,178	268,404	1,474	1,084,705

In local currency - R$

Working capital	5.0% to 10.7% CDI + 2% to 6% TJLP + 5%	Dec/23	37,355	229,386	—	527,375	4,975	(58,746)	(3,366)	39,395	—	107	776,481
Debentures	CDI + 3% 6.0% to 6.5%	Dec/23	692,407	—	—	—	—	—	(18,459)	24,238	—	(7,282)	690,904
Aircraft and engines	Selic + 2.8% to 5.5% TJLP + 5%	May/25	164,280	—	—	—	11,565	(21,052)	(10,241)	7,649	—	(325)	151,876

Total in R$			3,518,156	1,936,223	755,354	527,375	16,540	(192,408)	(193,741)	282,609	690,812	19,594	7,360,514

Current			481,227										858,332
Non-current			3,036,929										6,502,182

(a)	The balance contains the conversion right in the amount of R$636,786 (as of December 31, 2020 – R$1,465,999).
18.3 Main loan and financing operations
18.3.1 Senior notes 2026
In June 2021, the subsidiary Azul Investments LLP concluded a gross fundraising abroad in the total amount of principal of US$600 million, equivalent to R$3,052,440, in line item “working capital”, denominated Senior Notes 2026, with a coupon of 7.25% per year, with semi-annual amortizations and maturity of the principal in June 2026. The Company incurred borrowing costs of R$75,645, which will be amortized over the contract term, as required by IFRS-9.The Company and its subsidiary Azul Linhas Aéreas Brasileiras S.A. will provide irrevocable, unconditional and full guarantee to honor the payment of their obligations related to the debt, and net proceeds from the issue will be used by the Company for corporate purposes in general.
18.3.2 Financing of aircraft and engines
The balance consists substantially of the financing of engine maintenance and the purchase of aircraft and engines.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
Aiming to maintain a prudential and sustainable short-term liquidity position, on March 31, 2021, the Company concluded the renegotiation of its working capital obligation with the United States International Development Finance Corporation (“DFC”), which resulted in a new payment stream, where the short-term debt was extended and, therefore, transferred to long term. Such negotiation did not entail extinguishment of debt instruments, according IFRS-9.
18.3.3 Convertible debentures
On November 12, 2020, the Company concluded the public offering for the distribution of debentures convertible into first-issue preferred shares, with security interest and additional personal guarantee of the Company, with the following characteristics: total issue amount: (i) R$1,745,900; (ii) issue date: October 26, 2020; (iii) term and maturity date: 5 years from the date of issue, maturing therefore on October 26, 2025; (iv) conversion price: R$32.2649 per preferred share, resulting in an initial conversion premium of 27.50%, calculated on the VWAP (Volume Weighted Average Price) of 30 trading sessions of the reference share of R$25.3058.
The issuance of debentures is part of Azul's efforts to contain the economic impact of the COVID-19 pandemic on its operations and the Company expects to use the net proceeds obtained for working capital, expansion of its logistics activities and other strategic opportunities.
The debentures are redeemable, totally or partially, in cash at the Company's discretion at any time, after 36 months, if the last price reported for American Depositary Share (ADS) representing Azul's preferred share exceeds 130% of the conversion price for a specific period.
The debentures are guaranteed by the Company and its main operating subsidiary, ALAB, and are guaranteed by certain assets, including, but not limited to, intellectual property assets held by the guarantors and the TudoAzul frequent-flyer program, certain rights related to the right of use of the hangar and specific equipment necessary for maintenance of the hangar used by the Company and located at Viracopos airport.
As required by IFRS 9 - Financial Instruments, the conversion right was measured at fair value through profit or loss as it is an embedded derivative. Accordingly, during the year ended December 31, 2021, due to the devaluation of the Company’s shares, a gain of R$829,213 was recognized under the “Derivative financial instruments, net” line item (loss of R$755,354 in December, 31 2020).
18.3.4 Senior notes 2024
On October 19, 2017, the subsidiary Azul Investments LLP priced an offering of Senior Notes abroad, with total principal amount of US$400 million, due in 2024 and with a coupon of 5.8750% p.a. This transaction is part of the Company’s liability management strategy the proceeds will be used for refinancing debts and general corporate purposes.
18.3.5 Working capital in foreign currency
The balance is comprised substantially of contracts that will be used by the Company for general corporate purposes.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
18.4 Schedule of amortization of long-term debt

	December 31,
Description	2021	2020

2022	—	743,137
2023	1,242,042	914,343
2024	2,417,304	2,264,451
2025	1,959,558	2,551,701
2026	3,357,741	13,990
After 2026	18,696	14,560
	8,995,341	6,502,182
18.5 Covenants
As of December 31, 2021, the Company has loans and financing subject to covenants related to the indebtedness level and the debt service coverage ratio.

Covenant related to:	Indicators for the measurement	Frequency of measurement

9th and 10th issue of debentures	(i) Adjusted debt service coverage ratio (DSCR) equal to or greater than 1.2; and (ii) Financial leverage less than or equal to 6.5.	Annual
Credit facility agreement (CFA)	(i) Adjusted debt service coverage ratio (DSCR) equal to or greater than 1.2; and (ii) Financial leverage less than or equal to 6.5.	Annual
Aircraft financing	(i) Adjusted debt service coverage ratio (DSCR) equal to or greater than 1.2; and (ii) Financial leverage less than or equal to 5.5.	Quarterly/Annual
Aircraft financing	(i) Adjusted debt service coverage ratio (DSCR) equal to or greater than 1.2; and (ii) Financial leverage less than or equal to 6.5.	Annual
The Company previously requested a waiver to the counterparties, and obtained it in 2021. Therefore, the related debt is still classified in these financial statements according to the contractual flow originally established.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
19.    LEASE LIABILITIES
19.1 Accounting policies
The lease liabilities are recognized, measured, presented and disclosed in accordance with IFRS – 16 Leases, against right-of-use assets, the accounting policies adopted by the Company for leasing operations are presented in Note 16 to these financial statements.
19.2 Movement of lease liabilities

Description	Average remaining term	Weighted average rate	December 31, 2020	Additions	Contractual modifications	Payments	Interest incurred	Write-offs	Transfers (*)	Foreign currency exchange	December 31, 2021

Lease without purchase option:
Aircraft and engines	7.87	21%	11,663,143	868,705	119,196	(1,906,735)	2,352,332	(16,153)	(205,978)	850,137	13,724,647
Other	4.99	9%	57,278	70,174	—	(18,097)	4,965	(42,433)	—	(18)	71,869
Lease with purchase option:
Aircraft and engines	5.72	8%	800,391	170,621	125,083	(140,470)	76,343	—	—	62,091	1,094,059
Total			12,520,812	1,109,500	244,279	(2,065,302)	2,433,640	(58,586)	(205,978)	912,210	14,890,575

Current liabilities			2,272,349								3,497,665
Non-current liabilities			10,248,463								11,392,910

Description	Average payment term in years	Weighted average rate	December 31, 2019	Additions	Contractual modifications	Payments	Interest incurred	Write-offs	Foreign currency exchange	December 31, 2020

Lease without purchase option:
Aircraft and engines	7.89	22%	11,046,134	2,329,443	(5,327,038)	(1,162,869)	1,431,944	(4,912)	3,350,441	11,663,143
Other	2.12	8%	72,230	—	—	(21,741)	6,881	—	(92)	57,278
Lease with purchase option:
Aircraft and engines	5.54	14%	988,257	—	(374,890)	(231,417)	130,326	—	288,115	800,391
Total in R$			12,106,621	2,329,443	(5,701,928)	(1,416,027)	1,569,151	(4,912)	3,638,464	12,520,812

Current liabilities			1,585,233							2,272,349
Non-current liabilities			10,521,388							10,248,463

(a)	Transfers made to the line item “Other non-current liabilities” related to past-due lease liabilities with a lessor that entered court-supervised reorganization.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
19.3 Schedule of lease amortization

	December 31,
Description	2021	2020

2021	—	2,498,180
2022	3,802,070	3,206,765
2023	4,056,001	3,641,808
2024	4,015,746	3,610,754
2025	3,397,128	3,011,683
2026	3,072,413	2,716,366
After 2026	10,080,996	8,483,014
Minimum lease payment	28,424,354	27,168,570

Financial charges	(13,533,779)	(14,647,758)

Present value of minimum lease payments	14,890,575	12,520,812
19.4 Covenants
As of December 31, 2021, the Company has lease liabilities subject to covenants related to the indebtedness level and the debt service coverage ratio.

Covenant related to:	Indicators for the measurement	Frequency of measurement

Aircraft financing	(i) Adjusted debt service coverage ratio (DSCR) equal to or greater than 1.2; and (ii) Financial leverage less than or equal to 5.5.	Quarterly/Annual
These conditions will only be verified in the 2023 financial year, therefore, the related debt is still classified in these financial statements according to the contractual flow originally established.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
20.    ACCOUNTS PAYABLE
20.1 Accounts payable
20.1.1 Accounting policies
These are initially recognized at fair value and subsequently increased, where applicable, by the corresponding charges, monetary variations and exchange differences incurred up to the end of the reporting period.
20.1.2 Breakdown of accounts payable

	December 31,
Description	2021	2020

Accounts payable – local currency	1,680,614	1,612,933
Accounts payable – foreign currency	654,551	948,794
	2,335,165	2,561,727

Current	1,771,663	2,238,668
Non-current	563,502	323,059
20.2 Accounts payable – supplier finance
20.2.1 Accounting policies
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
21.    DERIVATIVE FINANCIAL INSTRUMENTS
21.1 Accounting policies
Changes in interest rates, foreign exchange rates and aviation fuel prices expose the Company and its subsidiaries to risks that may affect their financial performance. In order to mitigate such risks, the Company contracts derivative financial instruments that may or may not be designated for hedge accounting and, if so, are classified as cash flow or fair value hedge.
21.1.1 Derivative financial instruments not designated as hedge accounting
The Company may contract derivative financial instruments that are not designated as hedge accounting when the objectives of Risk Management do not require such classification. Operations not designated as hedge accounting present the change in their fair value directly in the financial result.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
21.2 Breakdown of derivative financial instruments

	Derivatives not designated as hedge accounting
Changes in fair value	Options - foreign currency	Interest rate swap	Forward - Fuel	Forward - foreign currency	Conversion right (debentures)	Total

Rights (obligations) with derivatives at December 31, 2020	8,947	(269,491)	(81,274)	349,093	(1,465,999)	(1,458,724)
Gains (losses) recognized in result	(10,222)	48,571	75,075	(78,453)	829,213	864,184
Payment in cash	1,275	7,663	15,582	—	—	24,520
Rights (obligations) with derivatives at December 31, 2021	—	(213,257)	9,383	270,640	(636,786)	(570,020)

Rights with current derivative financial instruments	—	73,794	9,383	—	—	83,177
Rights with non-current derivative financial instruments	—	—	—	270,640	—	270,640
Obligations with current derivative financial instruments	—	(77,509)	—	—	—	(77,509)
Obligations with non-current derivative financial instruments	—	(209,542)	—	—	—	(209,542)
Long-term loans and financing	—	—	—	—	(636,786)	(636,786)
	—	(213,257)	9,383	270,640	(636,786)	(570,020)

	Cash flow hedge		Fair value hedge	Derivatives not designated as hedge accounting
Changes in fair value	Interest rate swap	Options – foreign currency	Interest rate swap	Options - foreign currency	Interest rate swap	Fuel	Forward - foreign currency	Conversion right (debentures)	Total

Rights (obligations) with derivatives at December 31, 2019	(7,129)	338,592	24,057	(35,487)	(62,803)	56,491	202,013	—	515,734
Additions	—	—	—	—	—	—	—	(710,645)	(710,645)
Gains (losses) recognized in result	(4,799)	(94,928)	24,421	(143,156)	(22,846)	(1,374,519)	163,711	(755,354)	(2,207,470)
Gains (losses) in OCI	7,129	152,132	—	—	—	—	—	—	159,261
Reclassification to debt	—	(218,979)	(43,485)	127,889	(101,136)	778,286	(15,200)	—	527,375
(Receipt) payment in cash	4,799	(176,817)	(4,993)	59,701	(82,706)	458,468	(1,431)	—	257,021
Rights (obligations) with derivatives at December 31, 2020	—	—	—	8,947	(269,491)	(81,274)	349,093	(1,465,999)	(1,458,724)

Rights with current derivative financial instruments	—	—	—	9,613	69,603	—	—	—	79,216
Rights with non-current derivative financial instruments	—	—	—	—	—	—	349,093	—	349,093
Obligations with current derivative financial instruments	—	—	—	(666)	(91,829)	(81,274)	—	—	(173,769)
Obligations with non-current derivative financial instruments	—	—	—	—	(247,265)	—	—	—	(247,265)
Long-term loans and financing	—	—	—	—	—	—	—	(1,465,999)	(1,465,999)
	—	—	—	8,947	(269,491)	(81,274)	349,093	(1,465,999)	(1,458,724)

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
22.    AIR TRAFFIC LIABILITY
22.1 Accounting policies
This represents the Company’s obligations for the early receipt of air transport services and other auxiliary services related to the main obligation with its customers. They are accounted for at the amount of the transaction and as they are non-monetary items they are not subject to exchange differences or monetary adjustment of any nature. These obligations are extinguished with the provision of the transport services against operating income in the statements of operations for the year.
22.2 Breakdown of air traffic liability

	December 31,
Description	2021	2020

Cargo and passenger air traffic liability	1,912,050	1,550,579
Travel packages	232,840	183,061
TudoAzul Program	918,926	755,232
	3,063,816	2,488,872
The air traffic liability balances are presented net of passenger revenue breakage and the TudoAzul program, corresponding to R$407,718 as of December 31, 2021 (R$372,534 as of December 31, 2020), with average period of utilization of 47 days (62 days as of December 31, 2020).
23.    PROVISIONS
23.1 Accounting policies
23.1.1 Provision for return of aircraft and engines (asset retirement obligation – ARO)
Aircraft and engines negotiated under the lease without purchase option modality regularly provide for contractual obligations establishing conditions for return. In these cases, the Company provides for the return costs, since these are present obligations, arising from past events and which will generate future disbursements, which are reliably measured. These expenses basically refer to aircraft reconfiguration (interior and exterior), obtaining licenses and technical certifications, verifications of returns, maintenance, painting, etc., as established in the contract. The estimated cost is initially recognized at present value in right-of-use assets and the balancing item of the provision for aircraft return is recorded in the “Provisions” account. After initial recognition, the liability is updated according to the capital remuneration rate estimated by the Company, with a corresponding entry recorded in the financial result. Any changes in the estimate of expenses to be incurred are recognized prospectively.
23.1.2 Provision for onerous liability
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
23.1.3 Provision for tax, civil and labor risks
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
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
23.1.4 Post-employment benefits
The Company recognizes actuarial liabilities related to health insurance benefits offered to its employees in accordance with IAS 19 – “Employee Benefits”. Actuarial gains and losses are recognized in other comprehensive income based on the actuarial report prepared by independent experts, while the cost of current service and the cost of interest are recognized in statements of operations for the year.
23.2. Breakdown of provisions

Description	Provisions for return of aircraft and engines	Provision for tax, civil and labor risks	Provision for onerous contract	Provision for post-employment benefit	Total

Balance at December 31, 2019	904,095	87,506	821,751	—	1,813,352

Business combination - Azul Conecta	—	1,688	—	—	1,688
Additions	304,594	183,014	362,426	9,921	859,955
Write-offs/Payment	(118,504)	(116,394)	(262,946)	—	(497,844)
Interest incurred	84,939	—	206,011	687	291,637
Changes in assumptions	—	—	—	(655)	(655)
Foreign currency exchange	161,062	—	213,280	—	374,342

Balance at December 31, 2020	1,336,186	155,814	1,340,522	9,953	2,842,475
Additions	790,727	549,791	252,164	212	1,592,894
Reversal	—	—	(970,811)	—	(970,811)
Payments	(95,344)	(146,623)	(150,944)	—	(392,911)
Interest incurred	80,484	—	156,516	740	237,740
Effect of change in financial assumptions	—	—	—	(4,744)	(4,744)
Effect of plan experience	—	—	—	(400)	(400)
Transfers	37,898	—	(37,898)	—	—
Foreign currency exchange	91,488	—	103,858	—	195,346

Balance at December 31, 2021	2,241,439	558,982	693,407	5,761	3,499,589

Current	312,671	146,623	517,809	—	977,103
Non-current	1,928,768	412,359	175,598	5,761	2,522,486
23.2.1 Provision for tax, civil and labor risks
The Company and its subsidiaries are parties to legal and administrative proceedings.
The Company’s Management believes that the provision for tax, civil and labor risks is sufficient to cover possible losses on legal and administrative proceedings.
The balances of the proceedings with estimates of probable and possible losses are shown below:

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)

	Probable loss		Possible loss
	December 31,		December 31,
Description	2021	2020	2021	2020

Tax	218,051	2,858	217,470	154,640
Civil	69,326	104,915	44,661	43,347
Labor	52,121	48,041	107,427	114,524
Other	219,484	—	—	—
	558,982	155,814	369,558	312,511
23.2.1.1 Main proceedings
23.2.1.1.1 COFINS
The Company discusses the non-application of the additional charge of 1% of COFINS on imports of aircraft, parts and components, in the amount of R$196,048. In view of the recent decisions from higher courts considering the legality of the collection of the additional rate on the imports made by airlines, the Company reassessed the likelihood of loss, which resulted in the reclassification from possible loss to probable loss, and reassessed the amounts involved.
23.2.1.1.2 Labor
On February 22, 2017, the Labor Department of Justice filed a lawsuit against the Company alleging the violation of certain labor aspects, such as excessive daily workday and the absence of enjoyment of rest periods, for which approximately R$66,000 in punitive damages. The lawsuit is awaiting a hearing. The likelihood of success was assessed as possible by the Company’s legal advisors.
23.2.1.1.3 Others
The amounts recognized under this line item refer to several issues, among which is the contingent liability assumed as a result of the business combination with Azul Conecta in the amount of R$134,820.
23.2.2 Provision for post-employment benefit

	December 31,
	2021	2020

Actuarial liabilities at the beginning of the year	9,953	—

Current service cost recognized in P&L	212	9,921
Cos of interest recognized in P&L	740	687
Effect of change in financial assumptions	(4,744)	(962)
Effect of plan experience	(400)	307
Actuarial liabilities at the end of the year	5,761	9,953

Actuarial assumptions
Weighted average of assumptions to determine the defined benefit obligation
Nominal discount rate p.a.	10.57%	7.43%
Actual discount rate p.a.	5.30%	3.80%
Estimated inflation rate in the long term p.a.	5.00%	3.50%
HCCTR - Average nominal inflation rate p.a.	8.15%	6.60%
HCCTR - Actual nominal inflation rate p.a.	3.00%	3.00%
Mortality table	AT-2000 downrated by 10%	AT-2000 downrated by 10%

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
24.    RELATED PARTY TRANSACTIONS
24.1 Compensation of key management personnel
24.1.1 Accounting policies
24.1.1.1 Executive bonus and employee profit sharing
The Company’s employees are entitled to profit sharing based on certain goals agreed annually, and executives based on statutory provisions proposed by the Board of Directors and approved by the shareholders. The amount of profit sharing is recognized in statements of operations for the year in which the goals are achieved.
Key management personnel comprise the directors, officers and members of the Executive Committee. The compensation and charges paid or payable for services are shown below:

	December 31,
Description	2021	2020	2019

Short-term benefits	30,080	29,792	29,442
Share-based payment plan(a)	13,042	36,986	29,129
	43,122	66,778	58,571

(a)
Considers stock option plans, restricted shares and phantom shares. The effect on the result referring to the phantom shares is based on the variation of the Company’s share value, which is updated at each reporting period, and does not represent a cash outflow in the current year, with a forecast for settlement in up to eight years.

Due to the reduction of the share value in the year ended December 31, 2021, from R$39.30 to R$24.36, there was a decrease in the estimate of remuneration and, consequently, a reversal of the expense recorded in prior periods.
24.2 Guarantees and pledges granted by the Parent Company
The Company has granted guarantees on rental properties for some of its executives and the total amount involved is not significant.
24.3 Technology service sharing contract
On January 1, 2013, the Company entered into a contract with Águia Branca Participações S.A., one of its shareholders, for the sharing of information technology resources for an indefinite period. The total amount of services acquired during the year ended December 31, 2021 was R$52 (R$51 as of December 31, 2020), recorded under “Other operating income and expenses, net” in the statements of operations. As of December 31, 2021, there were no amounts to be paid as a result of this transaction.
24.4 Ticket sales contract
On March 26, 2018, the Company entered into a ticket sales contract with Caprioli Turismo Ltda., a travel agency owned by the Caprioli family (which holds an indirect stake in the Company through TRIP former shareholders), whereby Caprioli Turismo Ltda. is granted a R$20 credit line for the purchase and resale of tickets for flights operated by the Company. This credit line is guaranteed by a non-interest bearing promissory note in the same amount payable.
24.5 Aircraft sublease receivables
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
Until December 31, 2021, the Company sub-leased three aircrafts to Breeze and recorded a balance receivable of R$79,663 (R$24,167 as of December 31, 2020).

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
25.    EQUITY
25.1 Issued capital

	Parent company and Consolidated
		Quantity
Description	Company’s capital	Common shares	Preferred shares

At December 31, 2021	2,290,876	928,965,058	333,680,010
At December 31, 2020	2,246,367	928,965,058	331,644,724
As established in the Company’s bylaws, each common share is entitled to 1 (one) vote. Preferred shares of any class do not have voting rights, however they do provide their holders:
•Capital repayment priority;
•The right to be included in a public offer for the purchase of shares, due to the transfer of control of the Company, under the same conditions and for a price per share equivalent to seventy-five (75) times the price per share paid to the controlling shareholder;
•The right to receive amounts equivalent to seventy-five (75) times the price per common share after the division of the remaining assets among the shareholders; and
•The right to receive dividends equal to seventy-five (75) times the amount paid to each common share.
Company shareholding structure is presented below:

	December 31, 2021			December 31, 2020
Shareholder	Common shares	Preferred shares(b)	% economic participation	Common shares	Preferred shares	% economic participation

David Neeleman	67.0%	1.7%	4.0%	67.0%	1.2%	3.5%
Trip shareholders(a)	33.0%	5.5%	6.5%	33.0%	5.5%	6.5%
United Airlines Inc	—	8.1%	7.8%	—	8.1%	7.8%
Capital Research Global Investors	—	11.6%	11.2%	—	5.1%	4.9%
Other	—	73.0%	70.4%	—	80.0%	77.2%
Treasury shares	—	0.1%	0.1%	—	0.1%	0.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(a)	This refers to Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda.
(b)	Shareholders with interest above 5.0%.
The Company is authorized, by resolution of the Board of Directors, to increase the issued capital regardless of any amendments to bylaws, with the issue of up to $100,911,935 (one hundred million, nine hundred and eleven thousand, nine hundred and thirty-five) preferred shares. The Board of Directors will set the conditions for the issue, including price and payment term.
25.2 Treasury shares
25.2.1 Accounting policies
Own equity instruments that are acquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in statements of operations on the purchase, sale, issue or cancellation of these equity instruments. Any difference between the carrying amount and the fair value, if the share is reissued, is recognized in the share premium.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
25.2.2 Movement of treasury shares

Description	Number of shares	Amount paid	Average cost (in R$)

As of December 31, 2019	444,245	15,565	35.04
Transfers	(178,784)	(2,383)	13.33
As of December 31, 2020	265,461	13,182	49.66
Acquisition	477,800	16,198	33.90
Transfers	(358,732)	(17,421)	48.56
As of December 31, 2021	384,529	11,959	31.10
The Board of Directors meeting held on March 1, 2021 approved the buyback plan of 2,000,000 preferred shares of the Company to keep them in treasury for a subsequent payment of the installments of the RSU plan, as well as in any other long-term compensation plans.
26.    LOSS PER SHARE
26.1 Accounting policies
Basic earnings (loss) per share are calculated by dividing profit or loss for the year attributed to the Company's controlling shareholders by the weighted average number of all classes of shares outstanding during the year.
Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. However, due to the losses reported in the years ended December 31, 2021, 2020 and 2019, these instruments issued by the parent company have a non-dilutive effect and therefore were not considered in the total number of shares outstanding to determine the diluted loss per share.
Although there are differences between common and preferred shares as to voting and preemptive rights in the event of liquidation, the Company's preferred shares do not grant the right to receive fixed dividends. Preferred shares have economic power and the right to receive dividends 75 times greater than common shares. Accordingly, the Company considers that the economic power of preferred shares is greater than that of common shares. Therefore, the statements of operations for the year attributable to the controlling shareholders is allocated proportionally in relation to the total economic participation of the amount of common and preferred shares.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
26.2 Loss per share calculation

	Years ended December 31,
Description	2021	2020	2019

Numerator
Net loss	(4,213,208)	(10,834,709)	(2,403,086)

Denominator
Weighted average number of common shares	928,965,058	928,965,058	928,965,058
Weighted average number of preferred shares	333,286,277	329,779,360	328,571,282
75 preferred shares(*)	75	75	75
Weighted average number of equivalent preferred shares(*)	345,672,478	342,165,561	340,957,483
Weighted average number of equivalent common shares(**)	25,925,435,858	25,662,417,083	25,571,811,221
Weighted average number of shares outstanding and presumed conversions	63,296,103	63,789,234	9,865,114
Weighted average number of shares that would have been issued at average market price	2,711,861	4,705,897	6,805,600

Basic loss per common share - R$	(0.16)	(0.42)	(0.09)
Diluted loss per common share - R$	(0.16)	(0.42)	(0.09)
Basic loss per preferred share - R$	(12.19)	(31.67)	(7.05)
Diluted loss per preferred share - R$	(12.19)	(31.67)	(7.05)

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

27.    SHARE-BASED PAYMENT
27.1 Accounting policies
The Company offers executives share-based compensation plans to be settled with Company shares and in cash, according to which the Company receives services as consideration.
The cost of transactions with executives, settled with equity instruments and with awards, is measured based on the fair value at the date they were granted. To determine the fair value, the Company uses the Black-Scholes option pricing model.
The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the employee acquires the full right to the award (vesting date).
The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and Management's best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statements of operations for the year is recognized in “Salaries and benefits” and represents the movement in cumulative expense recognized as at the beginning and end of that year.
The cost of cash-settled transactions is initially measured at fair value at the grant date. This fair value is expensed over the period up to the maturity date, with the recognition of a corresponding liability. The liability is remeasured at fair value at the reporting date up to the settlement date, with the changes in fair value recognized in the statements of operations for the year under “Salaries and benefits”.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
27.2 Compensation plans
The Company has three share-based compensation plans for its management: the Stock Option Plan, the Restricted Stock Option Plan and the Stock Purchase Plan ("Phantom"). All of them aim to stimulate and promote the alignment of the objectives of the Company, shareholders, management and employees, and mitigate the risks in the generation of value of the Company by the loss of its executives, strengthening their commitment and productivity in the long-term results.
The movement of the plans and the expense recognized in statements of operations during the years ended December 31, 2021, 2020 and 2019 are as follows:

	Number of shares
Description	Stock option plan(a)	Restricted stock option plan(b)	Phantom Shares(c)

As of December 31, 2019	8,184,768	589,394	965,908
Granted	—	1,382,582	4,793,582
Exercised	(2,076,558)	(244,947)	(3,568)
Canceled	—	(74,024)	(898,881)
As of December 31, 2020	6,108,210	1,653,005	4,857,041

Granted	—	300,000	580,000
Exercised	(2,035,286)	(495,093)	(140,253)
Canceled	(149,238)	(91,526)	(160,106)
As of December 31, 2021	3,923,686	1,366,386	5,136,682

	Expense
Description	Stock option plan	Restricted stock option plan	Phantom Shares(d)

As of December 31, 2019	12,742	6,152	13,373
As of December 31, 2020	9,489	13,421	28,842
As of December 31, 2021	5,933	15,877	(4,630)

(a)	As of December 31, 2021, the weighted average exercise price is R$11.79 (R$15.12 as of December 31, 2020).
(b)	The amount of 136,361 shares is equivalent to R$5,805 of income tax withheld by the Company.
(c)	As of December 31, 2021, the total obligation related to the Phantom Shares plan is R$49,828 (R$62,351 as of December 31, 2020).
(d)
Due to the negative variation in the share value, from R$39.30 to R$24.36, in the year ended December 31, 2021, there was a decrease in the estimate of remuneration and consequently a reversal of the obligation recognized in previous periods.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
27.2.1 Stock option plan
The options granted in the Stock Option Plan require an acquisition period between 4 and 5 years, exercisable at a rate between 20% and 25% per year and have an average duration of up to eight years. The estimated volatility was calculated based on the historical volatility of shares of airlines listed on the stock exchanges in Brazil and the rest of Latin America.

Date of grant	Share exercise price		Fair value of option on the date of grant		Estimated volatility of share price	Expected dividend	Risk-free return rate	Average remaining maturity (in years)	Total options granted	Total outstanding options	Total vested options

December 11, 2009	R$	3.42	R$	1.93	47.67%	1.10%	8.75%	0	5,032,800	212,420	212,420
March 24, 2011	R$	6.44	R$	4.16	54.77%	1.10%	12.00%	0	1,572,000	84,000	84,000
April 05, 2011	R$	6.44	R$	4.16	54.77%	1.10%	12.00%	0	656,000	7,500	7,500
June 30, 2014	R$	19.15	R$	11.01	40.59%	1.10%	12.46%	0	2,169,122	750,927	750,927
July 01, 2015	R$	14.51	R$	10.82	40.59%	1.10%	15.69%	0	627,810	210,555	210,555
January 07, 2016	R$	14.50	R$	10.14	43.07%	1.10%	12.21%	0	820,250	317,837	317,837
July 06, 2017	R$	22.57	R$	12.82	43.35%	1.10%	10.26%	0	680,467	471,745	471,745
March 14, 2017	R$	11.85	R$	4.82	50.64%	1.10%	11.32%	0.1	9,343,510	1,868,702	43,603
									20,901,959	3,923,686	2,098,587
27.2.2 Restricted stock option plan
The shares granted in the Restricted Stock Option Plan require an acquisition period of 4 years, exercisable at the rate of 25% per year. The estimated volatility was calculated based on the historical volatility of shares of airlines listed on the stock exchanges in Brazil and the rest of Latin America.

Date of grant	Fair value of share (in reais)	Total granted	Total not exercised

June 30, 2014	R$ 21.00	487,670	—
July 01, 2015	R$ 21.00	294,286	—
July 01, 2016	R$ 21.00	367,184	—
July 06, 2017	R$ 24.17	285,064	1,550
August 07, 2018	R$ 24.43	291,609	61,222
August 05, 2019	R$ 51.65	170,000	72,503
June 19, 2020	R$ 21.80	1,382,582	947,723
July 07, 2021	R$ 42.67	300,000	283,388
		3,578,395	1,366,386
27.2.3 Stock purchase plan – Phantom
Phantom Shares plans require an acquisition period of between 3 and 4 years, have a duration of between 6 and 8 years and the exercise price must be equal to the lowest share price traded on the market during the thirty trading sessions prior to the date of the granting of options approved by the Compensation Committee. The estimated volatility for the plans up to 2020 was calculated based on the historical volatility of the Company’s shares, for the 2021 plan, the volatility calculated is that of the last 252 business days. No dividends are expected for this plan.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The fair value of this liability is reviewed and updated in each reporting period, according to the change in the fair value of the benefit granted and the acquisition of the right to exercise.

Date of grant	Exercise price	Price at the date of grant	Current share price	Fair value at the date of grant	Estimated volatility of share price	Expected dividend	Risk-free return rate	Average remaining maturity (in years)	Total granted	Total outstanding

August 07, 2018	R$ 20.43	R$ 40.41	R$ 24.36	R$ 11.98	34.00%	1.10%	6.40%	0.6	707,400	88,404
August 05, 2019	R$ 42.09	R$ 25.34	R$ 24.36	R$ 11.98	38.80%	1.10%	6.40%	1.6	405,000	14,201
April 30, 2020	R$ 10.35	R$ 17.40	R$ 24.36	R$ 11.98	53.22%	0.00%	3.02%	1.3	3,250,000	2,985,488
April 30, 2020	R$ 10.35	R$ 17.40	R$ 24.36	R$ 11.98	53.22%	0.00%	3.02%	2.3	1,600,000	1,495,421
August 17, 2021	R$ 33.99	R$ 33.99	R$ 24.36	R$ 10.29	52.04%	0.00%	8.56%	3.6	580,000	553,168
									6,542,400	5,136,682
28.    SALES REVENUE
28.1. Accounting policies
28.1.1 Passenger, cargo and auxiliary service revenue
Passenger revenue is recognized when air transportation is actually provided. Tickets sold but not yet flown are recorded as air traffic liability, representing deferred revenue from tickets sold to be flown on a future date, net of breakage revenue estimate.
Breakage revenue consists of calculating, on a historical basis, tickets issued that will expire due to non-use, that is, passengers who have purchased tickets and are very likely not to use them. For the purposes of recognizing this revenue, the average periods for providing air transport services are also considered, and these assumptions are included in a statistical model that determines the estimate of the breakage rate to be adopted. At least annually, the calculations and the statistical model are reviewed in order to reflect and capture changes in customer behavior regarding ticket expiration.
Other revenues that include charter services, flight rescheduling fees, baggage dispatch and other additional services are recognized along with the primary passenger transport obligation.
28.1.2 Frequent-flyer program revenue – TudoAzul
Under the “TudoAzul” program, customers accrue points based on the amount spent on tickets flown. The amount of points earned depends on TudoAzul membership category, market, fare class and other factors, including promotional campaigns.
Through historical data, the Company estimates the points that will expire without being used and recognizes the corresponding revenue in the issue of the point (breakage) considering the average exchange term. With some exceptions, points generally expire two years after the date earned regardless of activity in the program member's account.
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

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
28.2 Breakdown of sales revenue

	Years ended December 31,
Description	2021	2020	2019

Revenue
Passenger revenue	9,101,576	5,197,272	11,198,595
Cargo transport and other revenue	1,301,090	799,222	604,297
Gross revenue	10,402,666	5,996,494	11,802,882
Taxes levied
Passenger revenue	(290,532)	(157,665)	(290,696)
Cargo transport and other revenue	(136,405)	(94,703)	(69,869)
Total taxes	(426,937)	(252,368)	(360,565)
Net revenue	9,975,729	5,744,126	11,442,317
Revenues by geographical location are as follows:

	Years ended December 31,
Description	2021	2020	2019

Domestic revenue	8,849,486	4,759,257	9,195,535
Foreign revenue	1,126,243	984,869	2,246,782
Net revenue	9,975,729	5,744,126	11,442,317
29.    FINANCIAL RESULT
29.1 Accounting policies
Financial income and expenses include interest income on amounts invested, exchange differences on assets and liabilities, changes in the fair value of financial assets measured at fair value through profit or loss, gains and losses on hedge instruments that are recognized in statements of operations, interest on loans and financing, interest on leases, commissions and bank charges, among others. Interest income and expenses are recognized in the statements of operations using the effective interest method.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
29.2 Breakdown of financial result

	Consolidated
	Years ended December, 31
Description	2021	2020	2019

Financial income
Interest on short-term investments	120,986	23,187	12,462
Sublease receivable	26,846	28,714	29,695
Other	6,448	8,397	29,914
	154,280	60,298	72,071
Financial expenses
Interest on loans	(420,682)	(270,057)	(195,688)
Interest on lease	(2,433,640)	(1,569,151)	(806,007)
Interest on convertible debentures	(201,303)	(25,116)	—
Interest on factoring credit card receivables	(55,395)	(25,715)	(13,477)
Interest on provisions	(237,740)	(283,797)	(88,015)
Interest and fines on other operations	(255,634)	(225,082)	(129,954)
Guarantee commission	(109,661)	(38,484)	(30,977)
Borrowing cost	(42,617)	(19,594)	(12,549)
Other	(81,571)	(57,591)	(52,857)
	(3,838,243)	(2,514,587)	(1,329,524)

Derivative financial instruments, net	864,184	(2,207,470)	325,452
Foreign currency exchange, net	(1,443,046)	(4,302,540)	(391,905)
Financial result, net	(4,262,825)	(8,964,299)	(1,323,906)
30.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Operating activities expose the Company and its subsidiaries to financial market risks related to fuel prices, foreign exchange rates, interest rates, credit and liquidity. Such risks can be mitigated through the use of swaps, futures and options, in the oil, US dollar and interest market.
The Company’s management monitors the market, credit and liquidity risks. All activities with financial instruments for risk management are carried out by specialists with skill, experience and adequate supervision. It is the Company's policy not to enter into derivative transactions for speculative purposes.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
30.1 Accounting classification and fair value hierarchy of financial instruments
The accounting classifications of the Company's consolidated financial instruments and fair value hierarchy are shown below:

		Carrying amount		Fair value
		December 31,		December 31,
Description	Level	2021	2020	2021	2020

Assets
Cash and cash equivalents	2	3,073,799	3,064,815	3,073,799	3,064,815
Short-term investments	2	908,149	946,281	908,149	946,281
Accounts receivable	—	997,893	875,382	997,893	875,382
Aircraft sublease receivables	—	274,198	312,937	274,198	312,937
Security deposits and maintenance reserves	—	1,964,419	1,554,042	1,964,419	1,554,042
Derivative financial instruments	2	353,817	428,309	353,817	428,309

Liabilities
Loans and financing	—	(9,381,945)	(5,894,515)	(8,973,383)	(5,414,689)
Loans and financing - conversion right	2	(636,786)	(1,465,999)	(636,786)	(1,465,999)
Lease liabilities	—	(14,890,575)	(12,520,812)	(14,890,575)	(12,520,812)
Accounts payable	—	(2,335,165)	(2,561,727)	(2,335,165)	(2,561,727)
Accounts payable – supplier finance	—	(3,694)	(157,801)	(3,694)	(157,801)
Reimbursement to customers	—	(173,686)	(221,342)	(173,686)	(221,342)
Insurance premiums payable	—	(92,793)	(52,427)	(92,793)	(52,427)
Derivative financial instruments	2	(287,051)	(421,034)	(287,051)	(421,034)
30.2    TAP Bond
On March 14, 2016, the Company acquired Series A convertible bond issued by TAP ("TAP Bond") in the amount of €90 million. The TAP Bond matures in 10 years from its issue, with annual interest of 3.75% until September 20, 2016 and 7.5% in the following years. The accrued interest shall be paid on the maturity date or until the early redemption of the securities, whichever is earlier.
30.3 Convertible debentures
As required by IFRS-9 – Financial Instruments, the conversion right of the convertible debentures was measured at fair value through profit or loss as it is an embedded derivative. Details of this operation are provided in note 18.3.3.
30.4 Derivative financial instruments
Derivative financial instruments, and their movements are presented in Note 21 to these financial statements.
30.5 Market risks
During the years ended December 31, 2021, 2020 and 2019, gains and losses were recognized in statements of operations as follows:

	December 31,
Description	2021	2020	2019

Gain (loss) on interest rate risk	48,571	30,949	142,220
Gain (loss) on aviation fuel price risk (“QAV”)	75,075	(1,371,941)	115,189
Gain (loss) on foreign exchange risk	(88,675)	(74,371)	68,043
	34,971	(1,415,363)	325,452

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
30.5.1 Interest rate risk
As of December 31, 2021, the Company had swap contracts to hedge against the effect of fluctuations in interest rates on part of payments for leases.
30.5.2 Aviation fuel price risk (“QAV”)
The price of aviation fuel may vary depending on the volatility of the price of crude oil and its derivatives. To mitigate losses linked to variations in the fuel market, the Company had, as of December 31, 2021, forward transactions on fuel.
30.5.3 Foreign exchange risk
The foreign exchange risk arises from the possibility of unfavorable exchange differences to which the Company's liabilities or cash flows are exposed. The Company constantly monitors the net exposure in foreign currency and evaluates the contracting of derivative transactions, projecting for a period deemed appropriate to minimize its exposure.
The exposure to the main exchange differences is as follows:

	Exposure to US$		Exposure to €
	December 31,		December 31,
Description	2021	2020	2021	2020

Assets
Cash and cash equivalents and short-term investments	244,239	262,309	911,071	854,462
Accounts receivable	100,640	232,950	—	—
Security deposits and maintenance reserves	1,918,517	1,540,231	—	—
Aircraft sublease receivables	274,198	312,937	—	—
Derivative rights	—	155,920	—	—
Other assets	154,198	60,576	—	—
Total assets	2,691,792	2,564,923	911,071	854,462

Liabilities
Accounts payable	(624,162)	(831,429)	—	—
Loans and financing	(8,506,445)	(5,741,253)	—	—
Lease liabilities	(14,814,400)	(12,463,426)	—	—
Derivative obligations	—	(81,274)	—	—
Provisions and other liabilities	(3,808,012)	(951,348)	—	—
Total liabilities	(27,753,019)	(20,068,730)	—	—
Net exposure	(25,061,227)	(17,503,807)	911,071	854,462
Net exposure in foreign currency	(4,490,857)	(3,368,254)	144,134	133,972
30.6 Credit risk
Credit risk is inherent to the Company's operating and financial activities, mainly disclosed in cash and cash equivalents, short-term investments, accounts receivable, aircraft sublease receivables, security deposits and maintenance reserves. Financial assets classified as cash and cash equivalents and short-term investments are deposited with counterparties that have a minimum investment grade rating in the assessment made by agencies S&P Global Ratings, Moody's or Fitch (between AAA and A+). The TAP Bond is guaranteed by intellectual property rights and credits related to the TAP mileage program.
Credit limits are established for all customers based on internal classification criteria and the carrying amounts represent the maximum credit risk exposure. The credit quality of the customer is assessed based on an extensive internal credit rating system. Outstanding receivables from customers are frequently monitored by the Company.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
Derivative financial instruments are contracted on the over-the-counter market (OTC) from counterparties with a minimum investment grade rating, or on commodities and futures exchanges (B3 and NYMEX), which substantially mitigates the credit risk. The Company has an obligation to assess the risks of counterparties in financial instruments and to diversify the exposure periodically.
30.7 Liquidity risk
The maturity schedules of the Company’s consolidated financial liabilities as of December 31, 2021 are as follows:

	December 31, 2021
Description	Carrying amount	Contractual cash flows	2022	2023	2024	2025	After 2026

Accounts payable	2,335,165	2,335,165	1,771,663	150,477	191,160	86	221,779
Accounts payable – supplier finance	3,694	3,694	3,694	—	—	—	—
Loans and financing	10,018,731	10,143,516	1,039,198	1,298,922	2,443,293	1,978,628	3,383,475
Lease liabilities	14,890,575	28,424,354	3,802,070	4,056,001	4,015,746	3,397,128	13,153,409
Derivative obligations	287,051	287,051	77,509	68,534	141,008	—	—
Insurances premiums payable	92,793	92,793	92,793	—	—	—	—
Reimbursement to customers	173,686	173,686	173,686	—	—	—	—
	27,801,695	41,460,259	6,960,613	5,573,934	6,791,207	5,375,842	16,758,663
30.8 Sensitivity analysis of financial instruments
30.8.1 Risk factor: changes in exchange rates
As of December 31, 2021, the Company adopted an exchange rate of R$5.5805/US$1.00 and R$6.3210/€1.00, corresponding to the month’s closing rate released by the Central Bank of Brazil as a probable scenario. The table below shows the sensitivity analysis and the effect on the result of the exchange rate fluctuation in the amount exposed as of December 31, 2021:

	Exposure to US$		Exposure to €
Description	Rate	December 31, 2021	Rate	December 31, 2021

Net exposure at 12/31/2021	5.5805	(25,061,227)	6.3210	911,071

Effect on profit or loss

Foreign currency devaluation by -50%	2.7903	12,530,613	3.1605	(455,536)
Foreign currency devaluation by -25%	4.1854	6,265,307	4.7408	(227,768)
Foreign currency appreciation by 50%	8.3708	(12,530,613)	9.4815	455,536
Foreign currency appreciation by 25%	6.9756	(6,265,307)	7.9013	227,768

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
30.8.2    Risk factor: changes in aviation fuel prices
As of December 31, 2021, the Company has oil derivative contracts to protect future aviation fuel consumption. The probable scenarios used by the Company are the market curves at the December 31, 2021 closing for derivatives that protect the fuel price risk. The table below shows the sensitivity analysis in US dollars of the fluctuation of aviation fuel barrel prices:

	Exposure to HOA(a)
Description	Price(b)	December 31, 2021

HOA reference price at 12/31/2021	$227	9,383

Effect on profit or loss

HOA devaluation by -50%	$114	(266,776)
HOA devaluation by -25%	$170	(128,745)
HOA appreciation by 50%	$341	287,779
HOA appreciation by 25%	$284	148,534

(a)	HOA – Heating Oil
(b)	Average price in US dollar, per gallon, projected for the next 12 months.
30.8.3 Risk factor: changes in interest rates
As of December 31, 2021, the Company held financial investments and debts linked to various types of rates. In the sensitivity analysis of non-derivative financial instruments, the impact on annual interest was only considered on positions with values exposed to such fluctuations, according to the scenarios shown below:

	Consolidated
	Exposure to CDI		Exposure to LIBOR rate
Description	Rate p.a.	December 31, 2021	Rate (p.a.) (a)	December 31, 2021

Net exposure at 12/31/2021	9.15%	120,866	0.27%	(1,540)

Effect on profit or loss

Interest rate devaluation by -50%	4.58%	(60,433)	0.13%	770
Interest rate devaluation by -25%	6.86%	(30,217)	0.20%	385
Interest rate appreciation by 50%	13.73%	60,433	0.40%	(770)
Interest rate appreciation by 25%	11.44%	30,217	0.33%	(385)

(a)	Weighted rate.
30.9 Capital management
The Company seeks capital alternatives in order to satisfy its operational needs, aiming at a capital structure that it considers adequate for the financial costs and the maturity dates of funding and its guarantees. The Company continuously monitors its net indebtedness.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
31.    NON-CASH TRANSACTIONS

	December 31, 2021
Description	Accounts receivable	Property and equipment and intangible assets	Maintenance reserves	Supplier finance	Sale and leaseback	Loans and financing	Lease	Transfers	Total

Accounts receivable	(255)	—	—	—	—	—	(51,504)	(105,277)	(157,036)
Aircraft sublease receivables	(14,874)	—	—	—	—	—	(5,348)	—	(20,222)
Security deposits and maintenance reserves	—	—	19,422	—	2,760	17,925	—	23,782	63,889
Property and equipment	—	102,220	—	—	(90,522)	—	(8,633)	—	3,065
Right-of-use assets	—	30,528	—	—	—	—	1,897,676	—	1,928,204
Intangible assets	—	136,993	—	—	—	—	—	—	136,993
Loans and financing	—	—	—	—	—	(17,925)	—	—	(17,925)
Lease liabilities	—	—	—	—	—	—	(1,041,464)	205,978	(835,486)
Accounts payable	60,748	(134,921)	(19,422)	1,202,582	87,762	—	—	186,425	1,383,174
Accounts payable – supplier finance	—	—	—	(1,202,582)	—	—	—	—	(1,202,582)
Salaries, wages and benefits	—	—	—	—	—	—	—	121,736	121,736
Government installment payment program	—	—	—	—	—	—	—	(308,161)	(308,161)
Provisions	(50,641)	(134,820)	—	—	—	—	(790,727)	—	(976,188)
Other assets and liabilities	5,022	—	—	—	—	—	—	(124,483)	(119,461)
32.     COMMITMENTS AND GUARANTEES
32.1 Aircraft acquisition
As of December 31, 2021, the Company had contractually assumed the commitment to acquire 131 aircraft, 86 directly from manufacturers and 45 from lessors (132 as of December 31, 2020, 94 directly from manufacturers and 38 from lessors). The amounts shown below are discounted to present value using the weighted discount rate of leasing transactions and do not necessarily characterize a cash outflow as the Company evaluates the obtainment of financing to meet these commitments.

	December 31,
Description	2021	2020

2021	—	1,941,843
2022	1,332,170	855,247
2023	1,048,452	565,661
2024	2,354,729	1,533,423
2025	2,116,390	1,351,477
2026	2,325,528	1,633,289
After 2026	3,454,271	2,292,894
	12,631,540	10,173,834
32.2 Letters of credit
As of December 31, 2021, the Company held letters of credit in the amount of US$492 million (US$522 million as of December 31, 2020), equivalent to R$3,112,152 (R$2,713,794 as of December 31, 2020) and of R$8,763 (R$38,270 as of December 31, 2020) related to security deposits, maintenance reserves and local guarantees.

Notes to the consolidated financial statements
December 31, 2021
(In thousands of Brazilian reais – R$, unless otherwise indicated)
32.3 Guarantees
The convertible debentures are guaranteed by the Company and its main operating subsidiary ALAB and are collateralized by certain assets, including, but not limited to, intellectual property assets held by the guarantors and the TudoAzul frequent-flyer program, certain rights related to the right of use of the hangar, and specific equipment necessary for maintenance of the hangar used by the Company and located at Viracopos airport.
Additionally, other guarantees are offered for fundraising, such as the assignment of rights over credit card receivables, parts and equipment.
33. Subsequent events
The recent global developments relating to Russia’s invasion of Ukraine result Brent oil prices sharply increased from about US$75 per barrel at the end of 2021 to around US$100 per barrel by the end of April 2022. It is possible that our U.S. dollar denominated operating expenses will further increase as a result of such increase in Brent oil prices.
At of December 31, 2021 no relevant accounting impact was identified until the date of authorization for issuance of these consolidated financial statement.
******