Form 20-F
period 2022-12-31
AZUL SA
filed 2023-04-20
CIK 1432364

As submitted to the Securities and Exchange Commission on April 19, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _______________
OR
☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 001-38049

AZUL SA
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
Telephone: +55 (11) 4831-2880
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
    335,623,408    Preferred Shares

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
Indicate by check mark whether the registrant has filed a report or an attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b))
Yes   ☒    No  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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
Yes  ☐    No  ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15 (d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:
Yes  ☐    No  ☐

Azul S.A.	i

ii	Azul S.A.

«Table of Contents

INTRODUCTION

In this annual report, the discussion of our business includes the business of Azul S.A. and its direct and indirect subsidiaries. Unless otherwise indicated or the context otherwise requires, “Azul” “we,” “us,” “our” or the “Company” refer to Azul S.A. and its consolidated subsidiaries. The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. “Central Bank” refers to the Brazilian Central Bank (Banco Central do Brasil). References in the annual report to “real,” “reais” or “R$” refer to the Brazilian real, the official currency of Brazil and references to “U.S. dollar,” “U.S. dollars” or “US$” refer to U.S. dollars, the official currency of the United States of America.

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
•    “ALAB” refers to the main operating subsidiary of the Company, namely “Azul Linhas Aéreas Brasileiras S.A.”
•    “ANAC” refers to the Brazilian National Civil Aviation Agency (Agência Nacional de Aviação Civil).
•    “Atlantic Gateway” means Atlantic Gateway, SPGS, Lda., an entity jointly owned by our principal shareholder, Hainan and another European investor.
•    “ATR” means aircraft with turboprop propulsion manufactured by Avions de Transport Régional G.I.E.
•    “audited consolidated financial statements” means our audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020.
•    “available seat kilometers,” or “ASKs,” represents aircraft seating capacity multiplied by the number of kilometers the aircraft is flown.
•    “average fare” means total passenger revenue divided by passenger flight segments.
•    “average ticket revenue per booked passenger” means total passenger revenue divided by booked passengers.
•    “Avianca Brasil” means Oceanair Linhas Aéreas S.A.
•    “B3” means the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão).
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
•    “Calfinco” means Calfinco, Inc., a wholly-owned subsidiary of United Airlines, Inc.
•    “CAPA” means the Centre for Aviation, a provider of independent aviation market intelligence, analysis and data services.
•    “Cape Town Convention” means the Convention on International Interests in Mobile Equipment and its protocol on Matters Specific to Aircraft Equipment, concluded in Cape Town on November 16, 2001.

Azul S.A.	1

«Table of Contents

•    “CASK” represents total operating cost divided by available seat kilometers.
•    “CBP” means United States Customs and Border Protection.
•    “Cirium” means a real-time provider of data for analyzing route dynamics, passenger demand and operational performance.
•    “CMN” means the Brazilian National Monetary Council (Conselho Monetário Nacional).
•    “completion rate” means the percentage of completion of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).
•     “COVID-19” means the novel coronavirus that surfaced in the city of Wuhan, China in December 2019.
•    “CPPI” means the Council of the Brazilian Investment Partnership Program (Conselho do Programa de Parceria de Investimentos).
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
•    “Global Distribution System” or “GDS” means a system that enables automated transactions between airlines and travel agencies. Travel agencies traditionally rely on GDS for services, products and rates in order to provide travel-related services to end consumers. GDS can link services, rates and bookings consolidating products and services across different travel sectors including airline reservations, hotel reservations and car rental. GDS charges participant airlines a booking fee per passenger and segment sold, typically applying additional charges for ticketing, credit card authorizations, real time connectivity, information pages and other ancillary services.
•    “Gol” means Gol Linhas Aéreas Inteligentes S.A., or its operating subsidiary Gol Linhas Aéreas S.A.
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
•    “Hainan” means Hainan Airlines Holding Co., Ltd.
•    “IATA” means the International Air Transport Association.
•    “IBGE” means the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística).
•    “ICAO” means the International Civil Aviation Organization.
•    “IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board.

2	Azul S.A.

«Table of Contents

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
•    “INPI” means the Brazilian Institute of Industrial Property (Instituto Nacional da Propriedade Industrial).
•    “IntelAzul S.A." or “IntelAzul” means the entity formerly known as TRIP Linhas Aéreas S.A. and Tudo Azul S.A., which was acquired by Azul, in 2012, and subsequently changed its corporate name to “IntelAzul S.A.”
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
•    “Lilium” means Lilium GmbH, a wholly owned subsidiary of Lilium N.V.
•    “Net promoter score or NPS” means a customer loyalty metric that we use to measure how willing a customer is to recommend our service.
•    “NYSE” means the New York Stock Exchange.
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
•    “TAP” means TAP – Transportes Aéreos Portugueses, SGPS, S.A.
•    “TAP Bonds” means Tranche A 7.5% bonds due March 2026 issued by TAP.
•    “TRIP” means the entity formerly known as TRIP Linhas Aéreas S.A. and Tudo Azul S.A., which was acquired by Azul in 2012 and subsequently changed its corporate name to "IntelAzul S.A.”
•    “TRIP acquisition” means our 2012 acquisition of TRIP.
•    “trip cost” represents operating expenses adjusted for non-recurring events divided by departures.
•    “TRIP’s former shareholders” means, collectively, the Caprioli family and the Águia Branca Group.
•    “TSA” means the United States Transportation Security Administration.

Azul S.A.	3

«Table of Contents

•     “TwoFlex” means Azul Conecta Ltda. (“Azul Conecta”) previously known as Two Táxi Aéreo Ltda.
•    “United” means United Airlines Inc.
•    “Vibra Energia” means Vibra Energia S.A., an energy company, formerly known as “BR Distribuidora”.
•    “Viracopos” means the main airport of Campinas, located approximately 100 km from the city of São Paulo, State of São Paulo.
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
Risk Relating to Our Business and the Brazilian Aviation Industry
•Because the airline industry is characterized by high fixed costs and relatively elastic revenues, airlines cannot quickly reduce their costs to respond to shortfalls in expected revenues and this may harm our ability to attain our strategic goals.
•The outbreak of highly contagious diseases worldwide, such as the recent COVID-19 pandemic, led and may continue to lead to major disruptions in air travel and greater volatility in global capital and financial markets, resulting in negative pressure on the world economy, including the Brazilian economy, impacting the trading market of our shares, including in the form of ADSs, our debt ratings and our access to financing.
•Further consolidation in the Brazilian and global airline industry may adversely affect us.
•Substantial fluctuations in fuel costs or the unavailability of fuel, which is mostly provided by one supplier, would have an adverse effect on us.
•We are highly dependent on our three hubs at Viracopos airport, Confins airport and Recife airport for a large portion of our business and as such, a material disruption at any of our hubs could adversely affect us.
•We depend significantly on automated systems and any cyberattacks, breakdown, hacking or changes in these systems, as well as any technical and operational problems in the Brazilian civil aviation infrastructure, may adversely affect us.
•We depend on our senior management team, and the loss of any member of this team, including our Chairman and key executives, could adversely affect us.
•Changes to the Brazilian civil avitation regulatory framework may adversely affect us.
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
•We cannot predict which policies the President of Brazil may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy.
•Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our preferred shares, including in the form of ADSs.
•Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, and developments relating to the Russia-Ukraine war, may adversely affect the Brazilian economy and the price of Brazilian securities, including the price of our preferred shares, including in the form of ADSs.
•Variations in interest rates may have adverse effects on us.
•Deficiencies in Brazilian infrastructure, particularly in airports and ports, may adversely affect us.

4	Azul S.A.

«Table of Contents

Risk Relating to Our Preferred Shares, Including in the Form of ADSs
•Our controlling shareholder has the ability to direct our business and affairs, and its interests may conflict with that of other shareholders.
•An active and liquid trading market for our preferred shares, including in the form of ADSs, may not be maintained, thereby potentially adversely affecting the price our preferred shares, including in the form of ADSs.
•Our preferred shares will have limited voting rights.
•The sale of a significant number of our preferred shares, including in the form of ADSs, may negatively affect the trading price of our preferred shares, including in the form of ADSs.
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
Presentation of Financial and Other Information
Our audited consolidated financial statements, as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 are included in this annual report. Our financial statements were prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.
The financial information presented in this annual report should be read in conjunction with our financial statements, the related notes included elsewhere in this annual report and the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects.”

Azul S.A.	5

«Table of Contents

Convenience Translations
This annual report contains conversions of certain Brazilian real amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Brazilian real amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate or any other exchange rate as of that or any other date. Unless we indicate otherwise, the U.S. dollar equivalent for information in Brazilian reais is based on the commercial selling rate published by the Central Bank on December 31, 2022, which was R$5.2177 per US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Brazilian reais.
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
Operating Data

	As of and For the Years Ended December 31,
	2022	2022	2021	2020
	(US$)(1)	(R$)	(R$)	(R$)

Operating Statistics (unaudited)
Operating passenger aircraft at end of period	194	194	161	162
Total aircraft at end of period	177	177	179	185
Cities served at end of period	77	158	147	112
Average daily aircraft utilization (hours)	9.1	9.1	8.3	5.4
Stage length (km)	1,105	1,105	1,057	1,083
Number of departures	304,429	304,429	245,102	158,070
Block hours	518,813	518,813	409,424	266,881
Passenger flight segments	27,485,369	27,485,369	23,311,416	14,796,044
Revenue passenger kilometers (RPKs) (million)	31,561	31,561	24,851	16,311
Available seat kilometers (ASKs) (millions)	39,579	39,579	31,386	20,395
Load Factor (%)	79.7%	79.7%	79.2%	80.0%
Passenger revenue (in thousands)	US$ 2,797,198	R$14,594,945	R$8,811,044	R$5,039,607
Passenger revenue adjusted (in thousands)(2)	US$ 2,797,198	R$14,594,945	R$8,811,044	R$5,088,747
PRASK adjusted (cents)(2)	US$ 7.07	R$36.88	R$28.07	R$24.95
RASK adjusted (cents)(2)	US$ 7.72	R$40.29	R$31.78	R$28.41
Yield per ASK adjusted (cents)(2)	US$ 8.86	R$46.25	R$35.46	R$31.20
Trip cost adjusted(3)	US$9,325.25	R$48,656.35	R$40,508.56	R$45,896.62
End-of-period FTEs per aircraft	77	77	86	74
CASK adjusted (cents)(3)	US$ 7.17	R$37.42	R$31.63	R$35.57
CASK ex-fuel adjusted (cents)(3)	US$ 4.00	R$20.85	R$21.26	R$28.17
Fuel liters consumed (thousands)	1,207	1,207	980	651
Average fuel cost per liter	US$ 1.04	R$5.44	R$3.32	R$2.32

(1)
For convenience purposes only, the amounts in reais as of December 31, 2022 have been translated to U.S. dollars using the rate of R$5.2177, which corresponds to the commercial selling rate for US$1.00 as of December 31, 2022, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

(2)
Passenger revenue adjusted, PRASK adjusted, RASK adjusted and Yield per ASK adjusted for non-recurring items totaled R$293.9 million in 2022 from the partial reversal of the impairment loss of E1s, renegotiation with suppliers, expenses related to covid-19, redeliveries and other aircraft related items, partially offset by revised non-cash provisions and other expenses. Operating results in 2021 and 2020 were adjusted for non-recurring items totaling a net gain of R$7.8 million and R$62.5 million, respectively.

(3)
Trip cost adjusted, CASK adjusted and CASK excluding all fuel costs adjusted for non-recurring items and impairment totaled R$293.9 million gain in 2022, R$7.8 million gain in 2021 and R$141.7 million gain in 2020.

6	Azul S.A.

«Table of Contents

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
These statements appear throughout this annual report and include statements regarding our intent, belief or current expectations in connection with:
•    the economic, financial and other effects of the outbreak of the 2019 strain of coronavirus (including variants), or COVID-19, or other pandemics, epidemics, diseases, public health threats and similar crises, and governmental responses thereto, particularly as such factors impact Brazil and the other markets in which we operate and continue to cause severe ongoing negative macroeconomic effects and disruptions to financial markets and the global economy, with a significant impact on the ability of businesses, including ours, to operate normally, thus adversely affecting our results of operations and financial condition, and heightening many of the other risks described in the “Risk Factors” section of this annual report;
•    developments and the perception of risks in connection with policies the President of Brazil, Luiz Inácio Lula da Silva, may adopt or change during his term in office, including economic, healthcare and fiscal reforms, any of which may negatively affect growth prospects in the Brazilian economy as a whole;
•    our ability to implement in a timely and efficient manner, any measure necessary to respond to or reduce the impacts of developments related to the COVID-19 pandemic, or other pandemics, epidemics, diseases, public health threats and similar crises, on our business, operations, cash flow, prospects, liquidity and financial conditions;
•changes in market prices, customer demand and preferences and competitive conditions;
•    general economic, political and business conditions in Brazil, particularly in the geographic markets we serve as well as any other countries where we currently operate and may operate in the future, including developments and the perception of risks in connection with volatility from the heightened political and social tensions following the 2022 presidential elections in Brazil;
•    our ability to keep costs low;
•    existing and future governmental regulations;
•    increases in maintenance costs, fuel costs and insurance premiums, especially in light of the war between Russia and Ukraine;
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
•    management’s expectations and estimates concerning our future financial performance and financing, plans and programs;
•    our level of debt and other fixed obligations;
•    our reliance on third parties, including changes in the availability or increased cost of air transport infrastructure and airport facilities;
•    inflation, appreciation, depreciation and devaluation of the real, as well as interest rates and exchange rates in Brazil and the other markets in which we operate, which have been particularly volatile as a result of the ongoing effects of the COVID-19 pandemic and the war in the Ukraine;
•    our aircraft and engine suppliers; and
•    other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed as set forth under “Item 3.D. Risk Factors.”

Azul S.A.	7

«Table of Contents

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

8	Azul S.A.

«Table of Contents

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
•    interest rates and monetary policies;
•    exchange rates and currency fluctuations;
•    inflation;
•    liquidity of the domestic capital and lending markets;

Azul S.A.	9

«Table of Contents

•    import and export controls;
•    exchange controls and restrictions on remittances abroad and payments of dividends;
•    modifications to laws and regulations according to political, social and economic interests;
•    fiscal policy and changes in tax laws and related interpretations by tax authorities;
•    economic, political and social instability, including general strikes and mass demonstrations;
•    increases in unemployment;
•    labor and social security regulations;
•    changes in environmental, health and safety laws and regulations;
•    energy and water shortages and rationing;
•    public health, including as a result of epidemics and pandemics, such as the COVID-19 pandemic;
•    the Brazilian government’s intervention, modification or rescission of existing concessions;
•    the Brazilian government’s control of or influence on the control of certain oil producing and refining companies; and
•    other political, social and economic developments in or affecting Brazil.
In addition, from 2014 to 2016, Brazil was in a recession, and from 2017 to 2019, it grew slowly. As a result of the COVID-19 pandemic and related economic impact, GDP increased 1.1% in 2019, declined by 4.1% in 2020, then increased by 4.6% in 2021, exceeding the loss caused by the effects of the COVID-19 pandemic in 2020, and increased by 2.9% in 2022.
The Brazilian federal government is facing increasing pressures from the population to implement economic reforms. We cannot predict what measures the Brazilian federal government will take in the face of mounting macroeconomic pressures or otherwise.
Developments in Brazil’s political landscape, including political and social tension aggravated by the 2022 presidential election in Brazil, may also impact us. Uncertainty regarding political developments and over whether the current government of President Luis Inácio Lula da Silva or future Brazilian governments will implement changes in policy or regulation affecting these or other factors in the future, aggravated by the impacts of the COVID-19 pandemic, the war in Ukraine, the current turmoil in global banking industry, internal or external factors sustaining persistent inflation, among other factors, may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our preferred shares, including in the form of ADSs. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and the trading price of our preferred shares, including in the form of ADSs. We cannot predict what future policies will be adopted by current or future Brazilian governments, or whether these policies will result in adverse consequences to the Brazilian economy or cause an adverse effect on us. See “—The ongoing economic uncertainty and political instability in Brazil may adversely affect us and the price of our preferred shares, including in the form of ADSs.”
Economic, health, political, and environmental crises, or any other kind of crisis that has the ability to impact the Brazilian economy, may affect the Brazilian population’s purchasing power, which may result in a decrease in demand for air travel and, consequently, affect our business.
Economic, health, political, and environmental crises, or any other kind of crisis that has the ability to impact the Brazilian economy, may affect the Brazilian population’s purchasing power, which may result in a decrease in sales of our products and services. Between 2014 and 2016 for example, when the Brazilian economy faced one of the worst recessions in history, the country's Gross Domestic Product (GDP) decreased by 3.5% in 2015 and 3.3% in 2016.
However, in 2022 due to its sustainable competitive advantages of its business model, Azul reached a record operating revenue of R$15.9 billion, representing an increase of 59.9% compared to 2021.This clearly demonstrates the strength of our business model and our recovery from the COVID-19 pandemic. The COVID-19 pandemic caused negative global economic impacts and impacted our business and financial performance. For example, in 2020, we recorded an operating revenue of R$5.7 billion, compared to R$ 11.4 billion in 2019, representing a decrease of 50% year over year, and ASK decreased 43.1% reaching 20.395 million in 2020, compared to 35.868 million in 2019.
As a result of the COVID-19 pandemic, among other factors, the purchasing power of the Brazilian population decreased and we believe it may continue to decrease, which may lead to a significant reduction in expendable income and impact demand for air travel, which in turn may negatively affect our results.

10	Azul S.A.

«Table of Contents

The ongoing economic uncertainty and political instability in Brazil may adversely affect us and the price of our preferred shares, including in the form of ADSs.
Brazil has experienced economic instabilities caused by various political and economic events in recent years, with the slowdown in GDP growth and effects on supply factors (including levels of investment and increases in the use of technology in production) and demand factors (including employment rates and income levels). Consequently, uncertainty about whether the newly-elected Brazilian government will be able to approve the economic reforms needed to improve the deterioration of public accounts and the economy has led to a decline in market confidence in the Brazilian economy. The Brazilian economy remains subject to government policies and actions, which, if not successful or implemented, could affect the operations and financial performance of companies, including ours. The recent economic and political instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment.
In addition, in recent years, the Brazilian political scenario has experienced intense instability mainly due to the unfolding of a corruption scheme involving several politicians, including high-ranking members of the government, which resulted in the impeachment of a Brazilian President and lawsuits filed against her successor and team. Various investigations into allegations of money laundering and corruption conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as Lava Jato, have negatively impacted the Brazilian economy and political environment, the general market perception of the Brazilian economy, political environment and the Brazilian capital markets, as well as the image and reputation of the companies involved. Members of the Brazilian government, as well as senior officers of large state-owned companies, have faced allegations or convictions of, or have entered into plea bargain or leniency agreements for crimes related to crimes of political of corruption and money laundering. Although the task force in connection with Lava Jato was wound up in February 2021, we cannot assure that new investigations will not be launched or that additional persons will not become subject to investigation.
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
"New presidential elections were held in Brazil, with a first round on October 2, 2022. A second round between candidates was necessary as none of the candidates obtained more than 50% of the valid votes. The second round was held on October 30, 2022, and the new president was elected with 50.90% of the votes. Since the results of the presidential election were announced, certain groups formed by extreme supporters of the defeated candidate have been organizing public demonstrations and protests against the electronic ballot boxes and the existence of an alleged conspiracy against their candidate."
The aftermath of the 2022 presidential election (including the January 8, 2023, violent disruption at Brazil’s congress, presidential palace and supreme court), has left Brazil in what many consider to be an extremely heightened state of political and social tension, and it is unclear whether this tension will dissipate or intensify in coming months and what resulting impacts may occur to adversely affect our business operations or the safety of our customers, our employees or the communities in which we operate.
In addition, Brazil has experienced and continues to experience other political disputes. Former president Jair Messias Bolsonaro is currently under investigation by the highest court in the Brazilian judicial system, the Supremo Tribunal Federal (STF) for the alleged practice of inappropriate acts, brought forth by the former Minister of Justice, Mr. Sergio Moro. According to the former minister, Jair Messias Bolsonaro had pressured the appointment of certain Brazilian federal police officers. Any consequences resulting from this investigation, could have significant adverse effects on the political and economic environment in Brazil, as well as on businesses operating in Brazil, including our business.
We cannot guarantee that the unfolding of these events will not lead to additional adverse impacts on Brazil's political and economic situation. Furthermore, we cannot guarantee that other current or future political events, including new allegations against former or current government officials, may not come to cause even more instability in the Brazilian economy, in capital markets, or in the listing of our shares.

Azul S.A.	11

«Table of Contents

Moreover, the policies President Luiz Inácio Lula da Silva may adopt or alter may have material adverse effects on the macroeconomic environment in Brazil, as well as on businesses operating in Brazil, including ours. See “—We cannot predict which policies the President of Brazil may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy.”
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
In 2022, Brazil held elections for President and Luiz Inácio Lula da Silva was elected president. We cannot predict what policies he will maintain and which policies he may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Furthermore, uncertainty over whether the acting Brazilian government under the administration of President Luiz Inácio Lula da Silva will implement changes in policy or regulation in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the securities issued abroad by Brazilian companies. Any such new policies or changes to current policies may have a material adverse effect on us or the price of our preferred shares, including in the form of ADRs.
Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our preferred shares, including in the form of ADSs.
The Brazilian currency has been historically volatile and has devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. Since the outbreak of the COVID-19 pandemic until December 31, 2020, the real depreciated over 29% as compared to the U.S. dollar and the real/U.S. dollar exchange rate reported by the Central Bank was R$5.20 per U.S. dollar on December 31, 2020. In 2021, the real further depreciated against the U.S. dollar and, as of December 31, 2021, the U.S. dollar selling rate was R$5.58 per US$1.00. In 2022, the real appreciated against the U.S. dollar and, as of December 31, 2022, the U.S. dollar selling rate was R$5.22 per US$1.00. There can be no assurance that the real will not further depreciate against the U.S. dollar or other currencies in the future.
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
 Most of our revenues are linked to the real and a significant part of our operating expenses, such as fuel, certain aircraft lease agreements, certain flight hour maintenance contracts and aircraft insurance, are denominated in, or linked to, foreign currency. In addition, we have and may incur substantial amounts of U.S. dollar-denominated lease or financial obligations, fuel costs linked to the U.S. dollar and U.S. dollar-denominated indebtedness in the future or similar exposures to other foreign currencies. As of December 31, 2022, 2021 and 2020, 52.7%, 43.2% and 33.2% of our operating expenses, respectively, were denominated in, or linked to, foreign currency. Historically, we have been able to increase our fares and revenues to compensate for the impact from U.S. dollar appreciation on our expenses, but there is no assurance that we will continue to be able to do so.

12	Azul S.A.

«Table of Contents

In addition, largely as a result of the war between Russia and Ukraine, Brent oil prices sharply increased from about US$75 per barrel at the end of 2021 to US$128 per barrel on March 8, 2022. As of December 31, 2022, the Brent oil price was US$80 per barrel, and there is no assurance that Brent oil prices will not further increase in the future. In 2022, our U.S. dollar denominated operating expenses increased 79%, as compared to 2021, mainly as a result of the increase in oil prices.
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
According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, Brazilian inflation rates were 5.8%, 10.1%, 4.5%, 4.3%, and 3.8% for the years 2022, 2021, 2020, 2019, and 2018, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could adversely affect us and the price of our preferred shares, including in the form of ADSs. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates.
For example, the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil), or COPOM, frequently adjusts interest rates in situations of economic uncertainty to achieve targets set in the Brazilian government’s economic policy. The SELIC (Sistema Especial de Liquidação e Custódia), the Central Bank’s overnight rate, as established by the COPOM increased from 10.00% at the beginning of 2014 to a high point of 14.25% in 2016 before a series of rate reductions in 2017, 2018 and 2019, bringing the SELIC rate down to 7.00% as of December 31, 2017, 6.50% as of December 31, 2018, to 4.50% as of December 31, 2019 and to 2.00% as of December 31, 2020. As of December 31, 2022 and 2021, the SELIC rate was 13.75% and 9.25%, respectively.
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

Azul S.A.	13

«Table of Contents

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, and developments relating to the Russia-Ukraine war, may adversely affect the Brazilian economy and the price of Brazilian securities, including the price of our preferred shares, including in the form of ADSs.
The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, Brazilian companies may have their businesses adversely affected. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values, reduction of global growth rate, bank failures, persistent inflation, currency volatility and limited availability of credit and access to capital. The economic and market conditions of other countries, including the United States and European countries, and emerging markets, may affect the credit availability and the volume of foreign investments in Brazil and in the countries in which we do business, to varying degrees. The market turmoil generated by bank failures in the United States in March 2023, and the forced sale of Credit Suisse, are two such examples of the exposure that we have to international financial events. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to Brazilian companies and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil, which impacted overall growth expectations for the Brazilian economy. Any of these factors could have a material adverse effect on our results of operations and financial condition.
Since 2020, Brexit has contributed to increased volatility and uncertainty in a number of financial markets. In addition, the crisis affecting emerging markets that began in the second quarter of 2018 as a result of the rise in interest rates by the U.S. Federal Reserve and the trade war between the United States and China, among other factors, could have an impact on the Brazilian economy.
Moreover, global developments relating to Russia’s invasion of Ukraine have (i) contributed to increases in the prices of energy, oil and other commodities, (ii) generated uncertainty in global capital markets, and the United States and European stock markets have seen increased price volatility, and (iii) forged a new landscape in relation to international sanctions. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale. In addition, the recent war between Russia and Ukraine, and the impact of sanctions against Russia and the potential for retaliatory acts from Russia, could result in increased cyberattacks. We cannot predict how these developments will evolve and whether or to what extent they may affect Brazilian capital markets and, consequently, us.
Political risks remain mainly from the escalating war in Ukraine, medium-term relationship between the United States and China, uncertainty over government instabilities in Europe and other local geopolitical risks. The materialization of these risks may affect global growth and decrease investors’ interest in assets from Brazil and other countries in which we do business, which may materially and adversely affect the market price of our preferred shares, including in the form of ADSs, making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.
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

14	Azul S.A.

«Table of Contents

We can be adversely affected by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors. Brazil lost its investment grade sovereign debt credit rating by the three main U.S. based credit rating agencies, Standard & Poor’s, Moody’s and Fitch in 2015. Standard & Poor’s downgraded Brazil’s sovereign debt credit rating from BBB- to BB+ in September 2015, subsequently reduced it to BB in February 2016, and maintained its negative outlook on the rating, citing Brazil’s fiscal difficulties and economic contraction as signs of a worsening credit situation. In December 2015, Moody’s placed Brazil’s Baa3 sovereign debt credit rating on review and downgraded Brazil’s sovereign credit rating in February 2016 to Ba2 with a negative outlook, citing the prospect for further deterioration in Brazil’s indebtedness figures amid a recession and challenging political environment. Fitch downgraded Brazil’s sovereign credit rating to BB+ with a negative outlook in December 2015, citing the country’s rapidly expanding budget deficit and worse-than-expected recession, and further downgraded Brazil’s sovereign debt credit rating in May 2016 to BB with a negative outlook. On January 11, 2018 Standard & Poor’s further downgraded Brazil’s sovereign credit rating due to concerns over a large deficit, stalled pension reform and presidential elections. On February 23, 2018, Fitch further downgraded Brazil’s sovereign credit rating to BB-minus with a stable outlook. Moody’s reaffirmed Brazil’s Ba2 rating with a stable outlook in May 2020. Standard & Poor’s reaffirmed Brazil’s sovereign credit rating at BB- with a stable outlook in November 2021. Fitch reaffirmed Brazil’s sovereign credit rating at BB- with a negative outlook in December 2021. On April 12, 2022, Moody’s reaffirmed Brazil’s Ba2 rating with a stable outlook, and Standard & Poor’s reaffirmed Brazil’s sovereign credit rating at BB- with a stable outlook on June 14, 2022. On July 14, 2022, Fitch reaffirmed Brazil’s sovereign credit rating at BB- and upgraded its outlook to stable, reaffirming this rating and outlook on December 20, 2022.
Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, adversely affect the price of our preferred shares, including in the form of ADSs.
Variations in interest rates may have adverse effects on us.
We are exposed to the risk of interest rate variations, principally in relation to the Interbank Deposit Rate, or CDI Rate. For the years ended December 31, 2022, 2021, and 2020 the average CDI Rate index was 12.39%, 4.42%, and 2.75%, respectively. We have been benefited by the reduction over the recent years in the CDI Rate, but if the CDI Rate were to increase, our repayments under certain loans, leases would increase, and we may not be able to adjust the prices we charge to offset increased payments.
Significant increases in consumption, inflation or other macroeconomic pressures may lead to an increase in these rates.
For example, stock prices on the B3 S.A. - Brasil, Bolsa, Balcão, or the B3 are highly affected by fluctuations in U.S. interest rates and by the behavior of the major U.S. stock exchanges. Any increase in interest rates in other countries, especially the United States, could reduce overall liquidity and investor interest in Brazilian capital markets.
In addition, while tight monetary policies in Brazil with high interest rates may restrict Brazil’s growth and the availability of credit, more lenient government and Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could adversely affect us.
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

Azul S.A.	15

«Table of Contents

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
In accordance with announcements by the FCA and the IBA, publication of most non-U.S. dollar LIBOR rates ceased as of the end of December 2021. While publication of the one-, three- and six-month Sterling and Japanese yen LIBOR settings was expected to continue at least until the end of 2022 on the basis of a “synthetic” methodology (known as “synthetic LIBOR”), these rates have been designated unrepresentative by the FCA and are solely available for use in legacy transactions. The FCA announced in September 2022 that publication of the one- and six-month synthetic LIBOR settings is required until the end of March 2023, after which these settings will permanently cease. On November 23, 2022 the FCA announced that three-month synthetic sterling LIBOR will cease permanently at end of March 2024.
Furthermore, while certain U.S. dollar LIBOR tenors are expected to continue to be published until June 30, 2023, the U.S. banking agencies and the FCA have issued guidance instructing banks to cease entering into new contracts referencing U.S. dollar LIBOR no later than December 31, 2021, with certain exceptions.
The cessation of LIBOR for various currencies at the end of 2021 (and pending cessation in 2023 for certain tenors of USD LIBOR) will also result in replacement rates being used more widely, including in the instruments documenting certain of our financial obligations. For example, in the U.S., a group convened by the Federal Reserve Board and the Federal Reserve Bank of New York, called the Alternative Reference Rate Committee (“ARRC”) and comprised of a diverse set of private sector entities, has identified the Secured Overnight Financing Rate (or “SOFR”) as its preferred alternative rate for the USD LIBOR and the Federal Reserve Bank of New York has begun publishing SOFR daily. Many banks in the U.S. have begun entering into transactions where interest is determined based on SOFR or plan to do so during the course of 2023, as recommended by the ARRC and certain regulators. Additionally, many financial contracts, including some which govern our financial obligations, include replacement alternatives for LIBOR upon the cessation of LIBOR. It is possible that some U.S. lenders will elect to use alternative rates other than SOFR. Central banks in several other jurisdictions have also announced plans for publishing alternative reference rates for other currencies.
In addition, on November 29, 2017, the Bank of England and the FCA announced that, as of January 2018, its working group on Sterling risk free rates has been mandated with implementing a broad-based transition to the Sterling Overnight Index Average (“SONIA”) over the next four years across sterling bond, loan and derivative markets so that SONIA could be established as the primary sterling interest rate benchmark by the end of 2021. The Bank of England began publishing the SONIA in August 3, 2020. In March 2021, the Bank of England issued a joint statement with the FCA supporting and encouraging liquidity providers in the sterling non-linear derivatives market to adopt new quoting conventions for inter-dealer trading based on SONIA instead of LIBOR. In the U.K., market participants have started to transition to the SONIA, in line with FCA guidance.
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

16	Azul S.A.

«Table of Contents

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
On February 18, 2020, the debt restructuring court approved the judicial recovery plan and on March 19, 2020, Aeroportos Brasil filed an application to ANAC for the rebidding of Viracopos airport, in compliance with the judicial recovery plan. On July 17, 2020, the Federal Government enacted Decree No 10.427/2020, authorizing the rebidding of Viracopos airport. On June 14, 2022 CPPI Resolution 232 extended the deadline for completion of the Viracopos airport licensing process to July 16, 2024 and the auction is planned to take place in the second quarter of 2023.
In April 2021, the Grupo de Consultores em Aeroportos (GCA), a consortium made up of various private companies and a potential bidder in the auction, filed a feasibility study with the Brazilian government for a new bidding process for the concession at Viracopos airport. Public consultation on the feasibility study was held in October 2021. After ANAC approval of the feasibility study on March 8, 2022, it was sent to the Tribunal de Contas da União. At the beginning of 2022, the process was suspended due to discussions between the concessionaire and ANAC about the non-depreciated assets to be indemnified, but on December 12, 2022 the minister of the Tribunal de Contas da União authorized the resumption of the process.
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
The LGPD went into effect on September 18, 2020, after the former President Bolsonaro sanctioned into law Provisional Measure 959/2020, pursuant to Article 62, §12, of the Federal Constitution. The administrative sanctions under LGPD went into effect in August 2021. The LGPD established a new legal framework to be observed in personal data processing operations and provides for the rights of the ownership of personal data, the legal bases that allow the processing of personal data, requirements for obtaining consent, obligations and requirements for security incidents and leaks, domestic and international data transfers, as well as authorization for the creation of ANPD.
Since the LGPD sanctions went into effect, non-compliance by us or by any of our subsidiaries may result in judicial action by the holders of personal data (as provided for in the LGPD), or in judicial or extrajudicial action by consumer protection bodies. In addition, we and our subsidiaries may be subject to sanctions, in an isolated or cumulative manner, or may, separately or cumulatively, be subject to (i) warning with an indicative deadline for the adoption of corrective measures, (ii) obligation to disclose incidents, (iii) partial suspension of our database operations for a maximum period of six months, renewable for an equal period, until the controller’s processing activity is reestablished, in case of recurrence; (iv) partial suspension of activities related to data processing for a maximum period of six months, renewable for an equal period, until the controller’s processing activity is reestablished, in case of recurrence; (v) temporary blocking, or deletion, of personal data; (vi) partial or total prohibition of activities; and (vii) a fine of up to 2% of our revenues in Brazil in its previous fiscal year, excluding taxes, up to R$ 50,000,000 per infraction. Further, we may be held liable for material, moral, individual or collective damages caused due to non-compliance with the obligations established by LGPD.

Azul S.A.	17

«Table of Contents

Failures in the protection of the personal data processed by us, as well as a failure to comply with the applicable legislation, may result in the application of significant fines, disclosure of the incident to the market, the obligation to eliminate the personal data from the relevant database, and the suspension of access to our databases and prohibition of our activities related to the processing of compromised data, which may adversely affect our reputation, business, financial condition or results. Accordingly, failure to protect personal data processed by us or any failure to implement adequate data protection measures in response to applicable legislation may subject us to additional costs such as the payment of fines and indemnities, implementation of adjustment measures, and loss of business, in addition of civil sanctions, which may adversely affect our reputation and results.
See “Item 4.B. Business Overview—Data Protection.”
Risks Relating to our Business and the Brazilian Civil Aviation Industry
Substantial fluctuations in fuel costs or the unavailability of fuel, which is mostly provided by one supplier, would have an adverse effect on us.
Historically, international and local fuel prices have been subject to wide price fluctuations based on geopolitical issues and supply and demand. Fuel expenses, constitute a significant portion of our total operating expenses, accounting for 45.2% in 2022, 32.8% in 2021, and 21.1% in 2020. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. Events resulting from prolonged instability in the Middle East or other oil-producing regions, or the suspension of production by any significant producer, may result in substantial price increases and/or make it difficult to obtain adequate supplies, which may adversely affect us. Natural disasters or other large unexpected disrupting events in regions that normally consume significant amounts of other energy sources could have a similar effect.
In addition, because Russia is one of the world’s largest oil exporters, global developments relating to Russia’s invasion of Ukraine in February 2022, and resulting export restrictions, have caused shortages in the availability of aircraft fuel, including as a result of targeted sanctions and export control measures imposed by the United States and foreign government bodies. There is no assurance that the shortages will not become more severe, and we cannot predict the continued impact of these sanctions and export control measures, or the impact of any further retaliatory actions that may be taken by Russia and the United States and foreign government bodies. Shortages in the availability of, or increases in demand for, crude oil in general, other crude oil-based fuel derivatives and aircraft fuel in particular have resulted, and could continue to result, in increased fuel prices.
We cannot predict the price and future availability of fuel with any degree of certainty, and significant increases in fuel prices may harm our business. Our hedging activities may not be sufficient to protect us from fuel price increases, and even though we have been able to adjust our fares adequately to protect us from this cost, we may not be able to do so in the future.
We purchase fuel from distributors in Brazil. In 2022, we purchased fuel mainly from Vibra Energia (f/k/a BR Distribuidora), Air BP Brasil Ltda. and Raízen Combustíveis Ltda., being Vibra Energia the responsible for the provision of 71.2% of our fuel. Usually, fuel supply contracts are terminated for many reasons, including non-compliance with some contractual obligations, non-payment of invoices, and in the event of judicial or extrajudicial liquidation. In addition, distributors may be unable to guarantee fuel supply, for example due to difficulties in its import or distribution activities. If we were unable to obtain fuel on similar terms from alternative suppliers, our business would be adversely affected. The agreement we executed with Vibra Energia enables us to lock in the cost of the jet fuel that we will purchase in the future. Accordingly, in case this agreement is terminated, we might be required to enter into alternative hedging or pay higher prices, which could adversely affect us.

18	Azul S.A.

«Table of Contents

We and the airline industry in general are particularly sensitive to changes in economic conditions and continued negative economic conditions that would likely continue to adversely affect us and our ability to obtain financing on acceptable terms.
Our operations and the airline industry in general are particularly sensitive to changes in economic conditions. Unfavorable economic conditions, such as high unemployment rates, a constrained credit market, low or negative GDP growth, unfavorable exchange rates and increased business operating expenses, can reduce spending for both leisure and business travel. For some consumers, leisure travel is a discretionary expense, and short-haul travelers, in particular, have the option to replace air travel with surface travel. As has become particularly evident in 2020 and 2021 as a result of the COVID-19 pandemic, businesses and other travelers are able to forego air travel by using communication alternatives such as videoconferencing, business communication platforms, and the Internet. Also, as has become particularly evident in 2020, 2021 and 2022 as a result of the COVID-19 pandemic, unfavorable economic conditions can also impact our ability to raise fares to counteract increases in fuel, labor, and other expenses. In particular, the recent recession in the Brazilian economy and political instability has adversely affected industries with significant spending in travel, including government, oil and gas, mining and construction. In addition to decreases in load factors, reduced spending on business travel also affects the quality of demand, resulting in our inability to sell as many high-yield tickets.
Despite advances in the containment of COVID-19 in 2021 and 2022, the COVID-19 pandemic remains a dynamic and continuously evolving situation with unknown short and long-term consequences that could reverse any recent improvements. We cannot predict how the COVID-19 global pandemic will evolve, including novel variants of the virus or other infectious diseases, and affect demand for air travel in Brazil and, consequently, our results of operations and financial position. Although demand for air travel recovered for pre-pandemic levels, and although we increased our number of flights and capacity to meet such demand, there is no assurance that further declines in demand will occur in the future.
In addition, we cannot predict macroeconomic developments or their impact on us, including exchange rate volatility and increased fuel prices, especially in the context of the war between Russia and Ukraine and the political and social tension caused by the 2022 presidential election in Brazil, but we expect to face inflationary pressures and sharply increased fuel prices in 2022. Especially because we may not be able to delay paying for significant amounts of our fuel costs and we will likely not be able to adjust fuel costs in our ticket prices, these price increases may materially and adversely affect us. Furthermore, macroeconomic performance may be adversely affected by turmoil in global banking industry, after the failure of two U.S. banks and the forced sale of Credit Suisse in March 2023.
Any material change to the global financial markets or the Brazilian economy, caused by any factor, including pandemics other regional or international outbreaks and/or military conflicts, market turmoil associated with the failure of banks, internal or external factors sustaining persistent inflation, among other factors, may increase short- and long-term local interest rates, hinder both our access to new favorable financing terms and issuances of securities, as well as affect our growth and investment plans. An increasingly unfavorable economic environment would likely adversely affect us. In addition, a significant instability of the credit, capital and financial markets could result in increasing our borrowing costs, adversely affecting us. We typically finance our aircraft through leases and debt finance. We may not be able to continue to obtain financing on terms attractive to us, or at all. To the extent we cannot obtain such financing on acceptable terms or at all, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which would adversely affect us and our growth strategy. These factors could also adversely affect our ability to obtain financing on acceptable terms and our liquidity in general.
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
We expect to incur additional fixed costs, including contractual debt, as we lease or acquire new aircraft and other equipment we operate to implement our growth strategy or other purposes. Based on our current firm orders, we have contractually assumed the commitment to acquire 144 aircraft, 112 directly from manufactures and 32 from lessors.

Azul S.A.	19

«Table of Contents

As a function of our fixed costs, we may (i) have limited ability to obtain additional financing; (ii) be required to dedicate a significant part of our cash flow to fixed costs resulting from leases and debt for aircraft; (iii) incur higher interest or leasing expenses for the event that interest rates increase; or (iv) have a limited ability to plan for, or react to, changes in our businesses, the civil aviation sector generally and overall macroeconomic conditions. In addition, volatility in global financial markets may make it difficult for us to obtain financing to manage our fixed costs on favorable terms or at all.
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
We face intense competition on certain routes in Brazil from existing scheduled airlines, charter airlines and potential new entrants in our market and also with regards to our business units TudoAzul, Azul Cargo and Azul Viagens. In particular, we face strong competition in a limited number of routes and markets where our network overlaps with that of our main competitors. As of December 31, 2022, 25% and 15% of our domestic network overlapped with that of Gol and LATAM, respectively. Airlines increase or decrease capacity in markets based on perceived profitability. Decisions by our competitors that increase overall industry capacity, or capacity dedicated to a particular region, market or route, as well as any other management decisions that increase a potential competitor’s market share, could have a material adverse impact on us. Our growth and the success of our business model could stimulate competition in our markets through the development of similar strategies by our competitors. If these competitors adopt and successfully execute similar business models, we could be adversely affected.
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

20	Azul S.A.

«Table of Contents

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

Azul S.A.	21

«Table of Contents

We depend significantly on automated systems and any cyberattacks, breakdown, hacking or changes in these systems may adversely affect us.
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
These interruptions may include but are not limited to telecommunications failures, computer hackings, computer viruses, worms or other disruptive software, or other malicious activities. In particular, both unsuccessful and successful cyberattacks on companies have increased in frequency, scope and potential harm in recent years.
We and our business partners have been the target of cybersecurity attacks and data breaches in the past and expect that we will continue to be in the future.We reacted and responded to these cybersecurity attacks in accordance with the applicable legal requirements, our own approved cybersecurity protocols, as well as our commercial partners’ standards, but we cannot ensure that our responses will be sufficient to prevent or mitigate the potential adverse impacts of these incidents, which may be material. In addition, despite efforts to maintain and improve the security of digital information, individuals, including employees or contractors, may be able to circumvent the security measures we put in place, and we may be unable to anticipate new techniques used for these attacks and intrusions and implement adequate preventative measures.
The costs associated with a major cyberattack could include expensive incentives offered to existing customers to retain their business, increased expenditures on cyber security measures, lost revenues from business interruption, litigation and damage to our reputation. In addition, if we fail to prevent the theft of valuable information, protect the privacy of customer and employee confidential data against breaches of network or IT security, it could impact our brand and result in damage to our reputation, which could adversely impact customer and investor confidence. We may also implement certain changes to our systems that may result in breakdowns, reduced sales, fleet and network mismanagement or telecommunications interruptions, all of which would negatively affect us.
Furthermore, we are subject to evolving global privacy and security regulatory obligations and an increasing customer focus on privacy issues and data security. See “—The failure to adhere to LGPD or other privacy laws enacted in Brazil and/or other jurisdictions may adversely affect our reputation, business, financial condition, or results.” A significant number of recent privacy and data security incidents, including those involving other large airlines, have resulted in very substantial adverse financial consequences to those companies. The compromise of our technology systems resulting in the loss, disclosure, misappropriation of, or access to, customers’, employees’ or business partners’ information could result in legal claims or proceedings, liability, fines, damages, sanctions or other regulatory penalties under laws protecting the privacy of personal information or disruption to our operations. A significant number of recent privacy and data security incidents, including those involving other large airlines, have resulted in very substantial adverse financial consequences to those companies.
Over the past few years, there has been a global trend of increasing security threats, including, but not limited to, phishing and malware and ransomware campaigns, exploitation of video collaboration vulnerabilities among other issues. In addition, the increase in employees working from home as a response to the COVID-19 pandemic and longer-term shifts towards remote or hybrid work may increase cybersecurity risks. Moreover, the risk of cyberattack may be heightened in the context of the ongoing war between Russia and Ukraine, and in response to the sanctions imposed, which could adversely affect our ability to maintain or enhance our cybersecurity and data protection measures, and government officials in various jurisdictions have called for increased cybersecurity and vigilance.
Any of these occurrences could result in a material adverse effect on us.

22	Azul S.A.

«Table of Contents

We, our reputation, and the price of our preferred shares, including in the form of ADSs, could be adversely affected by events outside of our control.
Accidents or incidents involving our aircraft could involve significant claims by injured passengers and others, as well as significant costs related to the repair or replacement of a damaged aircraft and its temporary or permanent loss from service. We are required by ANAC and lessors of our aircraft under our lease agreements to carry liability insurance. The amount of liability insurance we maintain may not be adequate, and events not covered by insurance may occur, and we may be forced to bear substantial losses in the event of an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our business and financial results. Moreover, any aircraft accident or incident involving our aircraft, even if fully insured, or the aircraft of any major airline could cause negative public perceptions about us, our aircraft or the air transport system, due to safety concerns or other problems, whether real or perceived, which would harm our reputation, financial results and the market price of our preferred shares, including in the form of ADSs.
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
The COVID-19 pandemic and governmental responses thereto had, and may continue to have, a severe impact on global and Brazilian macro-economic and financial conditions, including the disruption of supply chains and the closures or interruptions of many businesses, leading to losses of revenues, increased unemployment and economic stagnation and contraction.
The COVID-19 pandemic also resulted in materially increased volatility in both Brazilian and international financial markets and economic indicators, including exchange rates, interest rates and credit spreads. For example, as a result of heightened volatility, the value of assets in the B3, decreased significantly and quickly in the month of March 2020, triggering their circuit breaker eight times. Any shocks or unexpected movements in these market factors resulted and could continue to result in financial losses associated with our trading portfolio or financial assets, which could deteriorate our financial condition. Measures taken by governmental authorities worldwide, including Brazil, to stabilize markets and support economic growth may not be sufficient to control high volatility or to prevent serious and prolonged reductions in economic activity.

Azul S.A.	23

«Table of Contents

In addition, the social distancing measures imposed by governmental authorities to contain the spread of the COVID-19 pandemic (such as quarantine measures, travel restrictions, cancellation of business conventions and concerts, among others) resulted in a sharp drop in air travel in 2020 and 2021, and we experienced a precipitous decline in passenger demand and bookings for both business and leisure travel. Such measures coupled with the market downturn caused by the COVID-19 pandemic had, and may in the future continue to have, a negative impact on our performance across our business and results of operations. While cases have declined globally and many of these restrictions have since been lifted, there is no way to predict whether new patterns of contagion, increasing disease severity or other factors related to the COVID-19 pandemic, including access to, or the efficiency of, a vaccine, may result in a renewed tightening of these policies or the imposition of new and different restrictions.
There can be no assurance that the restrictive measures imposed by some Brazilian states and municipalities will not be reimposed or even worsen if Brazil faces new waves of COVID-19, arising, for example from new strains of the virus. For example, at the beginning of 2021, a novel strain of COVID-19 started circulating in Brazil, causing an increase in the number of deaths and hospitalizations. In February 2021, Brazil registered 250,000 deaths from COVID-19 and, on March 11, 2021, Brazil was considered the epicenter of the COVID-19 pandemic in terms of number of confirmed cases and deaths. As a result, public authorities in Brazil reinstated more severe restrictive measures, including social distancing, quarantine and lockdowns, once again affecting demand for air travel.
After the 2021 holiday season, a strong and rapid rise of COVID-19 cases was identified as a result of the Omicron variant. The Omicron wave surpassed that of previous variants in total number of infections, despite the high levels of vaccination. However, hospitalizations saw a much more modest increase, and deaths did not rise significantly. Most recently, in December 2022, Brazil's national drug regulator (Anvisa) imposed new regulations restating the mandatory use of face masks in Brazilian airports and flights as a result of the increase in cases of COVID-19 in the later months of 2022 and in anticipation of the holiday season, which have since then been revoked. Current high levels of vaccination in several countries and the distribution of booster doses may also be providing a defense against the disease. However, the risk of new variants remains and reinforces the importance of booster shots and of updating vaccines to fight virus mutations.
In April 2020, in light of the uncertainty due to the COVID-19 pandemic that was affecting the demand for air traffic, we operated 70 non-stop flights per day to 25 cities, representing a 90% reduction of our consolidated planned capacity in terms of ASKs for the month of April 2020. Thus, in response to the COVID-19 pandemic, in 2020 we significantly reduced capacity from our original plan. Although in 2022 there was an increase in air passenger volumes (pursuant to data released by ANAC, the Brazilian civil aviation regulator, 82.2 million people were transported by airplanes in 2022 in Brazil, an increase of 31.4% compared to 2021, we believe the COVID-19 pandemic, and the global recession and economic downturn caused in part by the COVID-19 pandemic, may continue to affect sources of demand for air travel and decreases in corporate travel may persist. While in 2022 leisure travel demand surpassed pre pandemic levels, corporate demand did not return to pre pandemic levels, and we will continue to evaluate the need for further flight schedule adjustments throughout 2023.
We also announced several measures to reduce fixed costs and preserve our cash position. Ultimately, cost-saving measures that we implemented in 2020, 2021 and 2022, or may consider in the future, have not made up, and may not in the future make up, for the loss in cash as a result of decreased ticket sales and cancellations and could also negatively affect our service to customers.
The continuing spread of COVID-19 and other adverse public health developments could have a prolonged effect on air travel demand and any prolonged or widespread effects could continue to significantly impact our operations, cash flows and financial condition.
Throughout the COVID-19 pandemic, some employees, and employees of our suppliers and service providers, including airport and air traffic personnel, tested positive for or been suspected of having COVID-19. These cases resulted and may result in the future in the closure of facilities, reduction in available staffing, and disruptions to our overall operations. Additional instances of actual or perceived risk of infection among our employees, or our suppliers or service providers employees impacted and could further negatively impact our operations. We were and could also be materially adversely affected if we were unable to effectively maintain a suitably skilled and sized workforce, address employment-related matters, or maintain satisfactory relations with our employees or our employees’ representatives.

24	Azul S.A.

«Table of Contents

Following a faster than expected return of demand for air travel as COVID-19 cases declined worldwide and governments lifted travel restrictions, suppliers and many of the airports we serve experienced acute shortages of personnel, resulting in increased delays, cancellations and, in certain cases, restrictions on passenger numbers or the number of flights to or from certain airports. Further, we have experienced difficulties in recruiting and retaining sufficient personnel to operate significantly increased schedules, and have in some instances been required to offer significant increases in pay and other benefits to recruit and retain pilots and other personnel. We cannot guarantee that, as a result of ongoing or future supply chain disruptions or staffing shortages, we, our third-party partners, or the airports we serve will be able to timely source all of the products and services we require in the course of our business, or that we will be successful in procuring suitable alternatives.
Moreover, the ability to attract and retain passengers depends, in part, upon our perception and reputation and the public’s concerns regarding the health and safety of travel generally, especially regarding airline travel. Actual or perceived risk of infection on our flights had and could continue to have a material adverse effect on the public's comfort with air travel, which could harm our reputation and business. We expect to continue to incur COVID-19-related costs as we sanitize airplanes and implement additional hygiene-related protocol to airplanes and take other action to limit infection among our employees and passengers. In addition, the industry may continue to be subject to enhanced health and hygiene requirements in attempts to counteract future outbreaks, which requirements may be costly and take a significant amount of time to implement.
The COVID-19 pandemic may also exacerbate other risks described in this “Risk Factors” section, including, but not limited to, our competitiveness, demand for our services, shifting consumer preferences and our substantial amount of outstanding indebtedness.
The outbreak of highly contagious diseases worldwide, such as the COVID-19 pandemic, led and may continue to lead to major disruptions and greater volatility in global capital and financial markets, resulting in negative pressure on the world economy, including the Brazilian economy, impacting the trading market of our shares, including in the form of ADSs, our debt ratings and our access to financing.
Disease outbreaks, or potential disease outbreaks, (such as COVID-19) and governmental responses thereto had and may to continue to have an adverse effect on global capital and financial markets (including the capital market in which our shares are traded), the global economy (including the Brazilian economy), and the listing of our shares. For more information on risks related to potential disease outbreaks and governmental responses thereto, see “—The COVID-19 pandemic and the resulting economic slowdown and volatility in the Brazilian and global financial and capital markets had, and may in the future continue to have, a material adverse effect on our business, financial condition, liquidity and results of operations”.
The governmental responses, along with the uncertainties caused by the COVID-19 pandemic, had and may continue to have an adverse impact on the global capital market and economy, including in Brazil. The market value of the majority of assets traded in B3, including the market value of our shares, was adversely affected due to the outbreak of COVID-19. We cannot guarantee that the market value of our shares will not reach levels lower than those observed during the outbreak of the COVID-19 pandemic.
Moreover, as a result of the COVID-19 pandemic, the availability of credit line facilities became restricted, which adversely impacted and could further adversely impact our financial expenses and ability to finance our operations. The effects of the COVID-19 pandemic on the financial markets materially and adversely affected and could further affect our access to capital and cost of capital, including our ability to raise funds through equity or debt financings. We continue to evaluate potential sources of additional liquidity in the short-term. The terms of future debt agreements could include more restrictive covenants or require incremental collateral, which could further restrict our business operations. The extent to which the COVID-19 pandemic affects our earnings and liquidity will depend, in part, on our ability to successfully access capital. There is no guarantee that debt or equity financings will be available in the future to fund our obligations, or that they will be available on terms consistent with our expectations.
The impact of the COVID-19 pandemic on global financial markets has negatively impacted our ratings. Our credit rating was: (i) downgraded by S&P to B (in March 2020), to CCC+ (in March 2021, and reaffirmed in February 2023 with a negative outlook); (ii) downgraded by Fitch to B (in March 2020), to CCC+ (in March 2021), and to CCC- (in February 2023); and (iii) downgraded by Moody’s to B1 (in March 2020), to CCC+ (in March 2021), and Caa2 (in February 2023). The downgrades of our ratings were based on a number of factors, including the financial impacts of the COVID-19 pandemic. If our credit ratings were to be further downgraded, or general market conditions were to ascribe higher risk to our ratings levels, the airline industry, or us, our business, financial condition and results of operations would be adversely affected.

Azul S.A.	25

«Table of Contents

We cannot predict how the COVID-19 global pandemic will continue to evolve, including novel variants of the virus or other infectious diseases, and affect demand for air travel in Brazil and, consequently, our results of operations and financial position. As demand for air travel recovers in the context of waning effects of the global pandemic, we may not be able to increase our number of flights and capacity fast enough to meet this increased demand as a result of the significant costs required to bring idle aircraft back into operation. Any such delay may lead our customers to seek alternatives and may adversely affect us.
Unfavorable macroeconomic conditions, a significant decline in demand for air travel or continued instability of the credit and capital markets could also result in pressure on our indebtedness costs, operating results and financial condition and would affect our growth and investment plans. These factors could also adversely affect our ability to obtain financing on acceptable terms and liquidity generally.
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

26	Azul S.A.

«Table of Contents

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
Our business is labor intensive. Our expenses related to our workforce (salaries and benefits) represented 13.5% and 17.6%, of our total operating expenses for the years 2022 and 2021, respectively. All Brazilian airline employees, including ours, are represented by regional aviation unions and by two national labor unions: (i) the National Pilots’ and Flight Attendants’ Union (Sindicato Nacional dos Aeronautas) and (ii) the National Aviation Union (Sindicato Nacional dos Aeroviários). Negotiations regarding cost-of-living increases and salary payments are conducted annually between these unions and an association that represents all Brazilian airline companies, the National Union of Airline Companies (Sindicato Nacional das Empresas Aeroviárias), or SNEA. Work conditions and maximum work hours are regulated by federal legislation and are not subject to labor negotiations. Future terms and conditions of collective agreements could become costlier for us as a result of an increase in threats of strikes and binding negotiations between the unions and SNEA. Furthermore, certain employee groups such as pilots, mechanics and other airport personnel have highly specialized skills and cannot be easily replaced. Our labor costs could increase if the size of our business increases. Any labor proceeding or other workers’ dispute involving unionized employees could adversely affect us or interfere with our ability to carry out our normal business operations. Prior to the COVID-19 pandemic, we were already particularly exposed in the event of labor-related proceedings. The impact of the COVID-19 pandemic has heightened our exposure and demonstrated the risk that our results could be materially adversely affected in the event of conflicts with our employees or our employees’ representatives.
Moreover, we are subject to periodic and regular investigations by labor authorities, including the Brazilian Ministry of Labor and the Public Prosecutor’s Office, or the Labor Prosecution Office, with respect to our compliance with labor rules and regulations, including those relating to occupational health and safety. These investigations could result in fines and proceedings that may materially and adversely affect us. For example, in February 2017, the Public Labor Prosecutor’s Office filed a lawsuit against us claiming that we have allegedly violated certain labor regulations, including limitations on daily working hours and resting periods. The Public Labor Prosecutor’s Office claimed approximately R$66 million in punitive damages.
In June 2022, the labor court ruled the lawsuit in favor of the Public Labor Prosecutor’s Office, and Azul was sentenced to pay collective damages in the amount of R$500 thousand. Both the Public Labor Prosecutor’s Office and Azul appealed against the decision. The lawsuit is pending judgment of the appeals by the Appellate Labor Court. We classify the likelihood of a loss as possible and, although we expect our ultimate liability to be significantly lower than the amount originally claimed, we cannot guarantee that the outcome of this claim will not materially and adversely affect us.
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

Azul S.A.	27

«Table of Contents

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

28	Azul S.A.

«Table of Contents

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
On February 18, 2020, the debt restructuring court approved the judicial recovery plan and on March 19, 2020, Aeroportos Brasil filed an application to ANAC for the rebidding of Viracopos airport, in compliance with the judicial recovery plan. On July 17, 2020, the Federal Government enacted Decree No 10.427/2020, authorizing the rebidding of Viracopos airport. On June 14, 2022 CPPI Resolution 232 extended the deadline for completion of the Viracopos airport licensing process to July 16, 2024 and the auction is planned to take place in the second quarter of 2023.
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
As our fleet has grown, our reliance on Embraer, ATR and Airbus has also grown. As of December 31, 2022, our operating fleet consisted of 57 Embraer E-Jets, 40 ATR aircraft, 52 Airbus narrowbody, and 12 Airbus widebody. Additionally, we are operating 16 Cessna Cavarans aircraft, with 9 passenger seats each, and 2 Boeing 737.

Azul S.A.	29

«Table of Contents

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
On January 28, 2020, we announced the intention of Breeze Airways, a U.S.-based airline startup founded by our controlling shareholder, to sublease up to 28 aircraft. As of December 2022, we kept ongoing negotiations in place with Breeze Airways.
In 2020, we announced the postponement of the delivery of 59 Embraer E2s aircraft, 36 Airbus aircraft and eight ATRs, scheduled for between 2020 and 2023 to 2024 and beyond, as part of the measures adopted by us to address the impacts related to the COVID-19 pandemic to our financial results and liquidity.
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
As of December 31, 2022, Azul had a passenger operating fleet of 177 aircraft and a passenger contractual fleet of 194 aircraft, with an average aircraft age of 7.1 years excluding Cessna aircraft. At the end of 4Q22, the 17 aircraft not included in our operating passenger fleet consisted of four ATRs subleased to TAP, three Embraer E1s subleased to Breeze, three Embraer E1s and three Airbus A330ceo in the processing of exiting the fleet, and one Airbus A320neo, two Cessna aircraft and one Embraer E2 in process of entering service.
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

30	Azul S.A.

«Table of Contents

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

Azul S.A.	31

«Table of Contents

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
We believe that our growth potential and the maintenance of our results and customer-oriented company culture are directly linked to our capacity to attract and maintain the best professionals available in the Brazilian airline industry. As we grow, we may be unable to identify, hire or retain enough people who meet the above criteria, or we may have trouble maintaining our company culture as we become a larger business. From time to time, the airline industry has experienced a shortage of skilled personnel, especially pilots. We compete against all other airlines, both inside and outside Brazil, for these highly-skilled personnel. We may have to increase salaries and benefits to attract and retain qualified personnel or risk considerable employee turnover. Our culture is crucial to our business plan, and failure to maintain that culture and/or retain skilled personnel could have an adverse impact on us.
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

32	Azul S.A.

«Table of Contents

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
In particular, in 2016, ICAO adopted a resolution creating the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA), providing a framework for a global market-based measure to stabilize carbon dioxide emissions in international civil aviation (i.e., civil aviation flights that depart in one country and arrive in a different country). CORSIA is being implemented in phases, starting with the participation of ICAO member states on a voluntary basis during a pilot phase (from 2021 through 2023), followed by a first phase (from 2024 through 2026) and a second phase (from 2027 through 2035). Currently, CORSIA focuses on defining standards for monitoring, reporting and verification of emissions from air operators, as well as on defining steps to offset carbon emissions after 2021. Certain CORSIA program details remain to be developed and could potentially be affected by political developments in participating countries or the results of the pilot phase of the program. In 2020, we began reporting our emissions to Brazilian authorities. Brazil is expected to become a signatory of CORSIA in 2027.
To the extent most of the countries in which we operate continue to be ICAO member states, in the future we may be affected by regulations adopted pursuant to the CORSIA framework. In addition, CORSIA is expected to increase operating costs for airlines that operate internationally. At this time, the costs of complying with our future obligations under CORSIA are uncertain, and the potential impact of such costs would ultimately depend on a number of factors, including baseline emissions, the price of emission allowances or offsets that we would need to acquire, the efficiency of our fleet and the number of flights subject to these requirements. There is also significant uncertainty with respect to the future supply and price of carbon offset credits and sustainable or lower carbon aircraft fuels that could allow us to reduce our emissions of CO2. Due to the competitive nature of the airline industry and unpredictability of the market for air travel, we can offer no assurance that we may be able to increase our fares, impose surcharges or otherwise increase revenues or decrease other operating costs sufficiently to offset our costs of meeting obligations under CORSIA. In the event that CORSIA does not come into force as expected, we and other airlines could become subject to an unpredictable and inconsistent array of national or regional emissions restrictions, creating a patchwork of complex regulatory requirements that could affect global competitors differently without offering meaningful aviation environmental improvements.
In addition, the proliferation of national regulations and taxes on carbon emissions in the countries that we have domestic operations, including environmental regulations that the airline industry is facing in Brazil, may also affect our costs of operations and our margins.
Concerns about climate change and greenhouse gas emissions may result in additional regulation or taxation of aircraft emissions in Brazil, the United States or Europe. For example, we expect the SEC to adopt rules requiring certain new disclosures, including environmental-related disclosures, which could be costly and difficult to implement. Future operations and financial results may vary as a result of the adoption of such regulations in Brazil, the United States or Europe. Moreover, certain airports have adopted, and others could in the future adopt, greenhouse gas, or GHG, emission or climate-related goals that could impact our operations or require us to make changes or investments in our infrastructure.

Azul S.A.	33

«Table of Contents

The European Union has proposed a directive under which the existing emissions trading scheme, or ETS, in each European Union member state was to be extended to all airlines. In June 2022, the European Parliament and European Council adopted their respective positions on a set of measures to reform the ETS as part of the European Union's "Fit for 55" program, an initiative published by the European Commission in July 2021. On December 6, 2022, the European Parliament and European Council reached a provisional political agreement on the revision of the ETS rules applying to the aviation sector. Under the provisional agreement, the ETS would apply for intra-European flights, including departing flights to the United Kingdom and Switzerland, while CORSIA would apply to extra-European flights to and from third countries participating in CORSIA from 2022 to 2027. Further, the European Commission is considering the creation of a sustainable aviation fuel, or SAF, blending mandate for aviation fuel suppliers beginning in 2025, among other requirements. Individual European Union member states have been developing their own requirements including, for example, a SAF mandate in France that came into force on January 1, 2022. Prior to the pandemic, we operated two routes to and from Europe, Lisbon and Porto and serviced additional destinations in Europe through our code-sharing agreement with TAP. We currently serve only Lisbon in Europe.
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
Finally, the potential acute and chronic physical effects of climate change, such as increased frequency and severity of storms, floods, fires, sea-level rise, excessive heat, longer-term changes in weather patterns and other climate-related events, could affect our operations, infrastructure and financial results. Operational impacts, such as the canceling of flights, could result in loss of revenue. We could incur significant costs to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. We are not able to reasonably predict the future materiality of any potential losses or costs associated with the physical effects of climate change.
We may incur financial losses and damages to our reputation from ESG risks.
Environmental and social risks are considered a material issue for our business since they can affect the creation of shared value in the short, medium and long terms, from the standpoint of our organization and our main stakeholders. Further, we understand environmental and social risk as the possibility of losses due to exposure to environmental and social events arising from the performance of our activities. We also recognize climate risk as an emerging environmental and social risk. Climate change is a risk as it affects our clients, suppliers and our operations, including property and equipment. For more information about risks associated with climate change, see “—We are subject to risks associated with climate change, including increased regulation of our CO2 emissions, changing consumer preferences and the potential increased impacts of severe weather events on our operations and infrastructure.”
Companies are facing increasing scrutiny from customers, regulators, investors and other stakeholders related to their ESG practices and disclosure, including practices and disclosures related to environmental and social risks, as well as related to diversity, inclusion, health and safety and human rights initiatives and governance standards. As a result, we may face increasing pressure regarding our ESG practices and disclosures.

34	Azul S.A.

«Table of Contents

Our reputation and brand image could be adversely affected by any failure to maintain satisfactory practices relating to our environmental, safety, diversity, equity and inclusion or other social and governance goals, including (i) any failure to comply with related federal, state and international binding or non-binding legislation, standards and accords, including voluntary commitments, such as Equator Principles, Principles for Responsible Investment and National Pact for the Eradication of Slave Labor, among others, (ii) customer perceptions of our advertising campaigns, sponsorship arrangements or marketing programs, including greenwashing concerns regarding our advertising campaigns and marketing programs related to our sustainability initiatives, and (iii) customer perceptions of statements made by us, our employees and executives, agents or other third parties. Damage to our reputation or brand image or loss of customer confidence in our services could adversely affect our business and financial results, as well as require additional resources to rebuild our reputation.
In addition, new government regulations could also result in new or more stringent forms of ESG oversight and expanded mandatory and voluntary reporting, diligence and disclosure. Increased ESG-related compliance costs could result in increases to our overall operational costs, which could have a material adverse effect on our business, results of operations and financial condition.
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
Further, we cannot ensure that new tax incentives will be created after the expiration of tax incentives that we currently benefit from, and that, if they are created, that we will be subject to their terms, or that their terms and conditions are equivalent to, or more favorable than, the terms and conditions currently in force. If tax incentives are changed, or expire, and we are unable to renew them, or if new tax incentives are not created after the expiry of those in force, or if the terms and conditions of any new incentives are not as beneficial to us as the ones currently in force, we could also be adversely affected.
New tax incentive agreements entered between Azul and the Brazilian states shall comply with the general rules set forth by Complementary Law No. 160/17. With regard to tax regimes granted before Complementary Law No. 160/17, they were validated by CONFAZ, and hence shall not be canceled. Although tax agreements that do not follow these procedures can be revoked at any time or could have their lawfulness challenged, as a rule the Brazilian states do not grant new tax incentives without attending to the general rules set forth by Complementary Law No. 160/2017. However, if any of these tax incentives are canceled, revoked, suspended, or not renewed, jet fuel prices would increase and the company may be forced to reduce its number of flights, which could lead to a significant impact in our results and adversely affect us.
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
Furthermore, the Brazilian government recently presented a new tax reform proposal to create the Social Contribution on Transactions with Goods and Services (Contribuição Social sobre Operações com Bens e Serviços), replacing the PIS and COFINS contributions.

Azul S.A.	35

«Table of Contents

Moreover, Bill No. 2,337/2021 was approved by the Brazilian Chamber of Deputies, which was not voted on by the Brazilian Senate yet. This initiative proposes a thorough reform of the income tax rules, with the primary goal of repealing the exemption from income tax in the distribution of dividends by Brazilian corporations (and to impose a 15% tax rate), and extinguishing the possibility of deduction of expenses in the payment of interest on shareholder’s equity, extending the minimum amortization period for intangible assets, modifying income tax laws relating to investments in Brazilian investment funds, and lowering the rate of corporate income tax and social contribution on net income, among other changes.
In addition, certain tax laws may be subject to controversial interpretation by the tax authorities, and any increase in the amount of taxation as a result of challenges to our tax positions could adversely affect our business, financial condition and results of operations. Furthermore, we are subject to inspections by tax authorities at the federal, state, and local government levels. As a result of such inspections, our tax positions may be challenged by the tax authorities, on the same grounds as our current disputes. There is no assurance that the provisions for such proceedings (if any) shall be correct, that no additional tax exposure shall be identified, and that no additional tax reserves shall be required for any tax exposure. The Brazilian tax authorities have been intensifying the number of inspections. Any judicial and administrative proceedings related to tax matters before the courts, including the Administrative Council for Tax Appeals (Conselho Administrativo de Recursos Fiscais) and state and municipal administrative courts, may adversely affect us.
We may not be able to comply with the covenants and restrictions contained in our financing agreements, which could result in declaration of an event of default and acceleration of the maturity of indebtedness, causing an adverse effect on us.
As of December 31, 2022, we were in compliance with, or had obtained waivers from our counterparties in connection with, compliance with all financial covenants in our financing instruments requiring us to maintain certain ratios, except as described below.
Certain of our indebtedness agreements contain covenants that require the maintenance of specified financial ratios. Our ability to meet these financial ratios and other restrictive covenants may be affected by events beyond our control and we cannot assure that we will meet those ratios. Failure to comply with any of these covenants or payment obligations under our finance and lease obligations could result in an event of default under these agreements and others, as a result of cross default provisions. If we were unable to comply with our indebtedness covenants, we need to seek waivers from our creditors.
On June 4, 2021, in connection with the offering of 7.250% Senior Notes due 2026 of Azul Investments LLP, we obtained a temporary waiver from the United States International Development Finance Corporation (“DFC”) under a finance agreement and the related guarantee of an indebtedness covenant requiring us to meet a debt service coverage ratio of at least 1.2x, and a net debt to EBITDA ratio of not more than 5.5x. This waiver applied to compliance with the relevant financial covenants for quarterly periods through to (and including) the three months ended December 31, 2022. As of December 31 2022, our debt service coverage ratio was higher than 1.2x, and our net debt to EBITDA ratio was higher than 5.5x. Therefore, as of December 31, 2022, we were in compliance with the debt service covenant and we were not in compliance with the net debt to EBITDA covenants.
In March 2023, the DFC waived our non-compliance with the covenant requiring us to meet a debt service coverage ratio of at least 1.2x, which waiver is only in respect of the quarter ended March 31, 2023 and our compliance with the debt service coverage ratio will next be required to be tested in respect of the quarter ended June 30, 2023. We cannot guarantee that we will be successful in complying with our covenants or in obtaining or renewing any waivers. In addition, in March 2023 DFC also agreed to defer to certain principal and interest payments payable by us in March 2023. During the year ended December 31, 2022, ALAB renegotiated its outstanding debentures, changing the conditions and maturities. The rate was changed to CDI+5.0% p.a. with maturity on December 20, 2027. The indicators for measuring the covenants were changed to adjusted debt service coverage ratio (DSCR) equal to or greater than 1.2; and financial leverage less than or equal to 6.5 in 2023; 5.0 in 2024 and 2025; and 4.5 in 2026 and 2027. The Company previously requested a waiver from the counterparty and obtained it for the year 2022. Therefore, as of December 31, 2022 the related debt was classified in our financial statements according to the contractual flow originally established.

Since the beginning of the COVID-19 pandemic, we have repeatedly deferred our lease obligations and payment obligations with other suppliers and breached financial covenants and financial obligations with our counterparties, which have generally been cooperating with us under deferrals, amendments to our outstanding agreements and alternative payment arrangements.
In the period between the end of 2022 and the date that this annual report was filed with the SEC, we have entered into several negotiations with lessors seeking to reduce leasing obligations by strengthening the partnerships established over the years with these stakeholders.

36	Azul S.A.

«Table of Contents

As disclosed by the Company on March 5, 2023, commercial agreements were entered into with lessors representing more than 90% of Azul’s lease liabilities, subject to certain conditions and corporate approvals. Based on these agreements, the lessors have agreed to reduce Azul's lease payments to eliminate deferrals negotiated during the COVID-19 pandemic, as well as the difference between Azul's contractual lease rates and the agreed-upon current market rates. In exchange, the lessors will receive a tradeable note maturing in 2030 and shares in Azul. On April 4, 2023, the Company entered into a deferral agreement with certain lessors, comprising 57 aircraft, in which it was agreed to defer certain lease payments due from January 2023, up to June 2023, amounting to US$114.3 million. Repayment of such lease payments is to be concluded by the end of 2024. On the same date, the Company entered into an agreement requesting and obtaining a temporary forbearance until July 31, 2023 from certain lessors related to certain rights arising in respect of possible defaults under certain existing leases.

We cannot assure that our counterparties will continue to cooperate with us.
In addition, certain of our financing agreements provide for the acceleration of the corresponding debt in case we incur any additional indebtedness (as defined in each such financing agreements) or other liabilities, including granting of guarantees. A default under such agreements may result in their early termination and, as a consequence, the cross default of certain obligations which would cause a material adverse effect on us.

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

If (i) we are unable to obtain the necessary waivers or approvals from our creditors in regard to agreements with which we are in default or that have certain financial covenants that are not being satisfied; or (ii) we do not have sufficient resources to repay our debts in a timely manner, or we continue not to be able to meet the financial covenants established in the other agreements (which may occur for several reasons that adversely affect our economic-financial situation, such as, for example, as a result of the ongoing effects of the COVID-19 pandemic), the early maturity of these and other financial debts contracted by us may be declared due to cross-acceleration clauses.

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

Azul S.A.	37

«Table of Contents

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
Any violation or alleged violation of anti-corruption, anti-bribery and anti-money laundering laws, or the failure to detect behavior that violates such laws, could adversely affect us, including our brand and reputation
There can be no assurance that our employees, agents, and the companies to which we outsource certain of our business operations will not take actions in violation of our anti-corruption, anti-bribery and anti-money laundering policies, for which we may be ultimately held responsible. We are subject to the United States Foreign Corrupt Practices Act of 1977, or the FCPA, by virtue of having operations in the United Estates and our shares being listed and traded in the United States. We are also subject to the U.K. Bribery Act of 2010, Federal Law No. 8,429, of June 2, 1992, and Law No. 12,846 of August 1, 2013, as well as other national and international anti-fraud, anti-corruption, anti-money laundering, antitrust laws and other laws and regulations.
In addition, our corporate governance, policy, risk management and compliance processes may not be able to prevent or detect: (i) violations of the Federal Law No. 8,429, of June 2, 1992, Law No. 12,846 of August 1, 2013, or other violations related to other applicable laws and regulations; (ii) improper, fraudulent, and unfair conduct by our employees, shareholders, management and third parties that represent us; or (iii) conduct that is inconsistent with our ethical principles, which may adversely affect our reputation, business, financial condition and results of operations, as well as the market price of our common shares.

38	Azul S.A.

«Table of Contents

If we are not in compliance with anti-corruption laws, anti-money laundering laws and other laws governing the conduct of business with government entities, including under the FCPA and other United States and local laws, we may be subject to criminal and civil penalties and other remedial measures, which could harm our brand and reputation and have a material adverse impact on our business, financial condition, results of operations and prospects. Any investigation of any actual alleged violations of such laws could also adversely affect us, including our brand and reputation. In addition, we may also be held liable for corruption acts by third parties. The likelihood of such risks being realized may increase as we don’t have consolidated policies for identifying and monitoring politically exposed persons, nor for due diligence with third parties.
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
In accordance with Brazilian corporate law and our bylaws, our controlling shareholder has the legal power to, among other things, elect the majority of our directors and determine the outcome of any action requiring shareholder approval. This power includes the ability to control decisions with respect to related party transactions (excluding transactions with a related party to the controlling shareholder himself), corporate restructurings, dispositions, partnerships, sale of all or substantially all of our assets, withdrawal of our shares from the Level 2 segment of the B3 and the time for payment of any future dividends. Our controlling shareholder may choose to enter into acquisitions, dispositions, partnerships or enter into loans and financing or other similar transactions for us that could conflict with the interests of investors and that may negatively affect us. As of December 31, 2022, our controlling shareholder owned, directly and indirectly, 67.0% of our voting capital (common shares), 2.18% of our preferred shares, and 49.8% of our total capital, in economic terms.
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

Azul S.A.	39

«Table of Contents

Investors in our preferred shares, including in the form of ADSs, may experience book value dilution in the future.
We have established stock option and restricted share plans for key personnel, including our officers, certain managers and other key crewmembers. We estimate that as of December 31, 2022, 2,359,038 new preferred shares would have been issued if all of our vested options were exercised by the holders thereof at a weighted average strike price of R$11.84. The exercise of vested options by the holders thereof could result in substantial dilution in book value to investors if the public offering price for our preferred shares (including in the form of ADSs) is lower than the book value of such shares in the future upon the exercise of our stock options. See “Item 6.B. Management Compensation—Stock-Based Incentive Plans.”
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
The investment in marketable securities traded in emerging countries, such as Brazil, usually represents higher levels of risk as compared to investments in securities issued in countries whose political and economic situations are more stable, and in general, such investments are considered speculative in nature. The Brazilian capital market is substantially smaller, less liquid, more volatile, and more concentrated than major international capital markets. B3 exchange-listed companies had an aggregate market capitalization of R$4.2 trillion as of December 31, 2022 and a daily average trading volume of R$30.7 billion as December 31, 2022, according to B3. These market characteristics may substantially limit the capacity of holders of our preferred shares to sell them at the price and time of their preference and this may have an adverse effect on the market price of our preferred shares.
In addition, the price of shares of companies in the worldwide airline industry are relatively volatile and investors’ perception of the market value of these shares, including our preferred shares in the form of ADSs, may also be negatively impacted with additional volatility and decreases in the price of our ADSs and preferred shares.
Furthermore, global macroeconomic performance may be adversely affected by turmoil in global banking industry, after the failure of two U.S. banks and the forced sale of Credit Suisse in March 2023.

Our preferred shares will have limited voting rights.
Except under certain situations, our preferred shares, including in the form of ADSs, do not carry general voting rights. See “Item 10.B. Memorandum and Articles of Association—Rights of Our Common and Preferred Shares—Voting Rights.” Our main shareholders, who hold the majority of common shares with voting rights and control us, are therefore able to approve most corporate measures without the approval of holders of our preferred shares, including in the form of ADSs. Accordingly, you will generally not have control over any matters, including the approval of corporate measures such as appointment of directors, approval of significant transactions or changes in our capital structure.
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

40	Azul S.A.

«Table of Contents

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
Our main shareholders, as well as our directors, officers and other affiliates, are able to sell additional preferred shares, including in the form of ADSs, and certain lock up agreements into which they had entered have expired. In addition, under our fifth amended and restated registration rights agreement, or the Registration Rights Agreement, which we entered into on August 3, 2016 with our main shareholders, we could be required to register additional preferred shares held by the shareholders who signed the Registration Rights Agreement with the SEC for future sale at any time commencing six months following our initial public offering. For further details of the Registration Rights Agreement, see “Item 7.A. Major Shareholders—Registration Rights Agreement.”
Sales of our preferred shares, including in the form of ADSs, made by our affiliates, including those effected by our directors, executive officers or controlling shareholders or those involving a large number of preferred shares or ADSs, or market perception of an intention to any of such sales, may negatively affect the trading price of our preferred shares, including in the form of ADSs.

Azul S.A.	41

«Table of Contents

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

42	Azul S.A.

«Table of Contents

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

Azul S.A.	43

«Table of Contents

We rely on certain exemptions as a foreign private issuer listed on the NYSE. For example, the NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the affirmative determination of the board of directors of absence of a material relationship between a director and the listed company. Under the listing standards of Level 2 segment of the B3, our board of directors must have at least five members, at least 20% of which must be independent. Also, Brazilian corporate law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of Brazilian corporate law and the CVM, we cannot guarantee that a majority of our directors would be considered independent under the NYSE rules. Pursuant to Brazilian corporate law and CVM Resolution No. 23, dated February 25, 2021, currently in force (which replaced CVM Instruction No. 308), the statutory audit committee is an advisory board to the board of directors, that if installed must be made up of independent members appointed by the board of directors, one of which must also be a member of the board, unlike NYSE rules, which require all audit committee members to also be members of the board of directors. While our audit committee is currently composed entirely of independent directors, our audit committee may not always meet all of the NYSE rules.
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
Our start-up capital of R$ 400.7 million enabled us to invest up-front in a scalable operating platform and efficient young fleet. After less than six months of operations, we became Brazil’s third-largest airline in terms of domestic market share in May 2009, according to ANAC. Our operating fleet has grown from three Embraer E-Jets in December 2008 to a total of 182 aircraft in our operating fleet as of December 31, 2022, consisting of 57 Embraer E-Jets, 40 ATR aircraft, 12 Airbus widebody, 52 Airbus narrowbody, 19 Cessna Caravan aircraft, and 2 Boeign 737.

44	Azul S.A.

«Table of Contents

In August 2012, we acquired TRIP, which at the time was the largest regional carrier in South America by number of destinations. The fleet similarity between the two airlines allowed us to integrate all of TRIP’s activities by June 2014. The TRIP acquisition substantially increased our network connectivity, enabling us to serve 106 destinations upon completion of the acquisition and to become the leading carrier in terms of departures in 80 cities as of December 31, 2022 as well as to consolidate our position as a leader in Brazil’s fast-growing regional aviation market. As of December 31, 2022 we had the largest airline network in Brazil in terms of departures and cities served, with around 1,000 daily departures spanning 158 destinations – an unparalleled network of more than 300 non-stop routes.
Leveraging the strength of the network we built over the previous years, in December 2014 we started operating international flights with Airbus A330 aircraft, gaining the ability to serve millions of passengers that connected throughout our network and that previously did not have a convenient option to travel internationally.
As part of our plans to expand globally, we have also established codeshare agreements with carriers such as United and TAP, giving our passengers the ability to connect to more than 350 destinations worldwide in addition to the 158 destinations we currently serve.
On February 21, 2020, our wholly-owned subsidiary, ALAB, and TwoFlex (rebranded Azul Conecta), announced that they entered into a Quota Purchase Agreement under which we agreed to acquire the Brazilian regional carrier TwoFlex for the total purchase price of R$123 million. Azul Conecta is a domestic airline based in Jundiaí, Brazil, founded in 2013, that offers, currently, regular passenger service more than 50 destinations in Brazil, of which only three regional destinations were previously served by Azul. Azul Conecta also holds 14 daily departure and arrival slots on the auxiliary runway of Congonhas, São Paulo’s downtown airport. Congonhas is a particularly coveted airport because of its proximity to São Paulo’s business districts and because of its status as Brazil’s most slot-constrained airport. Currently, our two largest competitors, Gol and LATAM, control most of the flights into and out of Congonhas. Azul Conecta’s fleet is composed of 25 owned Cessna Caravan aircraft, a regional turboprop with a 9-passenger capacity.
The acquisition of Azul Conecta was approved without restrictions by CADE on March 27, 2020. On May 14, 2020, Azul announced the completion of the acquisition process, whose payment will be made in up to 30 monthly installments, subject to certain financial and operating conditions, and one final payment of up to R$30 million, which will be deposited as a guarantee in favor of the Company for a specified period.
With the acquisition of Azul Conecta, we plan to reach more than 200 cities in the coming years.
In August 2021, we announced a strategic partnership with Lilium, to build an exclusive “eVTOL” (electric vertical take-off and landing vehicles) network in Brazil. The efforts to implement operations through eVTOL, a 100% electric airplane model with zero carbon emissions, is part of our strategy to innovate and maintain a sustainable business model, aligned to our ESG commitments and the best practices in the market. This potential commercial arrangement has a total value of up to US$1 billion and includes a fleet of 220 Lilium eVTOL aircraft with anticipated delivery to commence no earlier than 2025, subject to completion of aircraft certification activities and any required regulatory approvals. This strategic alliance and aircraft order remains subject to the parties finalizing commercial terms and definitive documentation relating thereto.
In 2022, Azul Cargo, our logistics business reached R$1.2 billion in net revenue, more than double compared to 2019, when we generated revenues of R$ 480.7 million. In February 2022, we announced the launch of the Embraer Class-F freighter, a cargo aircraft that can provide competitive advantages for our clients. Azul Cargo currently serves more than 4,500 cities and communities across the country, 2,000 of which we can deliver to in 48 hours or less.
TudoAzul, our wholly-owned loyalty program, had more than 15 million members as of December 31, 2022. Azul Viagens, our vacations business, is another important driver of margin expansion. In 2022, we sold 36% more travel packages compared to 2021, mainly by leveraging the uniqueness of our network and the flexibility of our fleet. During weekends, for example, when utilization is normally low for airlines, we dedicated 25% of our capacity to fly exclusive nonstop leisure routes, which are ideal for Azul Viagens.
As part of our focus on ESG, in December 2022, we were included for the second consecutive time in the Corporate Sustainability Index of the B3 (“ISE B3”) where we were ranked 47th, with 73.60 points. In December 2021, we were ranked 52nd (59.89 points). Azul is the only airline in the ISE B3. In 2022 we also maintained our CDP score to “B”, highlighting our dedication to environmental initiatives.

Azul S.A.	45

«Table of Contents

In January 2022, Azul was included in the 12th portfolio of the Carbon Efficient Index, the ICO2 B3, an index that demonstrates our commitments on the climate change agenda and our actions for a low carbon economy transition. In August 2022, Azul was also awarded by the SustentAr project, of ANAC, for best practices in environmental management.
In October 2021, we entered into a partnership with Disney to offer a unique experience to our customers. The initial steps of the partnership consisted of the new A320neo airplane with a Mickey Mouse-inspired painting and the A321neo airplane with a Minnie-inspired painting. During 2022, the new A320neo airplane with a Donald Duck-inspired painting and the A320neo with a Daisy-inspired painting also joined the magic fleet of Azul. In 2023, Disney's Goofy will be the theme of the fifth plane of Azul's magical fleet.
Capital Expenditures
For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures”.
B.    Business Overview
General
We are the largest airline in Brazil in terms of departures and cities served, with around 1,000 daily departures to 158 destinations, creating an unparalleled network of more than 300 non-stop routes as of December 31, 2022. As the sole airline on 84% of our routes, we are the leading airline in 133 Brazilian cities in terms of departures and carried approximately 27 million passengers in the year ended December 31, 2022. In addition to having an extensive network, optimized fleet, and a high- quality product, we also have strategic revenue generating business units including our wholly-owned loyalty program TudoAzul, and our logistics solutions business Azul Cargo.
Brazil is geographically similar in size to the continental United States and is currently the sixth largest market for domestic airline passengers in the world. Since 2008, the number of domestic airline passengers carried in Brazil has increased by 90% to 95 million in 2019. In 2020, as the COVID-19 pandemic affected the aviation industry, the number of domestic airline passengers in Brazil decreased 52.4% compared to 2019, to 45.2 million passengers, according to ANAC, of which Azul was responsible for 31.06%. By the end of 2022, the number of domestic airline passengers in Brazil had already reached 87% of the total number of domestic airline passengers transported in the pre-pandemic period of 2019, indicating that the aviation sector is on recovery. Brazil’s air travel market remains significantly under penetrated and in 2019 was expected to double by 2029 according to ABEAR.
We have the most extensive route network in Brazil, serving 158 domestic destinations, about twice as many as our main competitors Gol and LATAM, which served 58 and 53 destinations respectively as of December 31, 2022. We are the only provider of scheduled service to 87 of our domestic destinations and hold the leading position in 8 out of the 10 largest domestic airports in which we operate in terms of departures. Through our network, we connect travelers to destinations exclusively served by us from our three hubs, which cater to the São Paulo, Belo Horizonte and Recife markets, all among the largest metropolitan areas in the country. Notably, we are the leading airline at Viracopos airport, one of the principal airports in the São Paulo area and the largest domestic hub in South America in terms of non-stop destinations served, with a 96% share of its 158 domestic daily departures as of December 31, 2022.
We operate a young, fuel-efficient fleet that we believe is better tailored for Brazil than those of our main competitors, as it allows us to serve markets with different demographics, ranging from large capitals to smaller cities. As of December 31, 2022, our operating fleet in service totaled 177 aircraft. with an average age of 7.1 years (excluding Cessna aircraft), which is significantly younger than that of our main competitors. We believe that our diversified fleet is optimized to efficiently match capacity to demand. This enables us to offer superior connectivity as well as more convenient and frequent non-stop service to more airports than our main competitors, which exclusively operate larger aircraft.

46	Azul S.A.

«Table of Contents

A key driver of our profitability is our management team’s extensive experience in implementing a disciplined, low-cost operating model. Our optimized fleet yields lower trip costs than our main competitor. With the recovery and the increase in the number of next-generation Airbus A320neos and Embraer E2s in our fleet in the coming years, we expect to maintain our market-leading low trip cost advantage. In addition, our FTEs per aircraft were the lowest in Brazil at 77 FTEs as of December 31, 2022. We have built a strong brand by offering what we believe is a superior travel experience, based on a culture of customer service provided by a highly-motivated and well-trained team of crewmembers. Our service features include advanced seat assignment, leather seats, individual entertainment screens with free live television at every seat in all our Embraer jets and most of our A320neos, extensive legroom with a pitch of 30 inches or more, complimentary beverage and snack services, and free bus service to key airports we serve. In addition, we offer Wi-Fi service in some of our A320neo and E2 fleet and are currently installing it in additional aircraft. As a result of our strong focus on customer service, our NPS (Net Promoter Score) average in 2022 totaled 57.5, even with the impact on courtesy and lack of empathy when crewmembers wear masks and during the Omicron wave when onboard services were suspended by health agency for a period of time. In October and November 2022, our NPS reached 64.2 and 62.3, significantly higher than our competitors in Brazil. In 2020, Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards.
We continue to invest in and expand our loyalty program TudoAzul, which had more than 15 million members as of December 31, 2022. TudoAzul has been the fastest growing loyalty program in terms of members in Brazil for the past eight years compared to Smiles and LATAM Pass, the loyalty programs of Gol and LATAM respectively, according to publicly available information of such competitors, including disclosure filed with or furnished to the SEC and information available on their respective websites. In the fourth quarter of 2020, we launched the Azul Itaucard Infinite, the best positioned co-branded credit card in the Itaucard portfolio and also elected the “Best credit card from Brazilian airlines” by Melhores Destinos. Given our network strength and the expected growth of passenger air travel, credit card penetration and usage and customer loyalty in Brazil, we believe that TudoAzul is a key strategic asset for us.
Other revenue streams are expected to be mostly driven by our logistics solutions business, Azul Cargo. In 2022, Azul Cargo net revenue grew 10.5%, reaching R$1.4 billion mostly driven by our increase in cargo volume transported and our expanding presence in the e-commerce segment. We ended 2022 with a 32.6% share of cargo volume transported in Brazil, resulting from our unique network and the capillarity support it provides to our cargo business. In addition, we intend to continue growing our ancillary services and other revenue streams, including Azul Viagens, our travel package business.
In 2022, our revenues reached an all-time record, and we generated net revenue of R$15.9 billion and a net loss of R$722.4 million.
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
Since the beginning of the pandemic, management has monitored the recovery of demand and managed the number of flights offered to match it. In December 2022, the domestic market returned to more then 90% of the same period in 2019 in terms of capacity and demand.

Azul S.A.	47

«Table of Contents

Our management continuously monitors all developments related to the COVID-19 pandemic and will continue to make adjustments to the flight offer if necessary, matching supply and demand and prioritizing above all the health and safety of all its crew and customers.
Cost reductions: over the course of 2020, we adopted several measures to reduce our fixed and variable costs, including:
•Suspension of hiring new crewmembers in the period between March and August 2020;
•Launch of an unpaid leave program, with the adhesion of more than 10,000 crewmembers for periods between 30 and 120 days;
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
Support from government and regulators: since the beginning of the pandemic, state and federal governments and regulators took certain actions in support of airline companies, including:
•Enactment of Provisional Executive Order No. 925/20, converted into Law No. 14034/20, which extended the period to rebook trips to a period of up to 18 months and extended deadlines to reimburse customers to 12 months from the flight cancellation date;
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
These initiatives have contributed to increase customer confidence and support the strong market recovery in Brazil observed in 2020, 2021 and 2022.
Strengthening of cash and liquidity: throughout the year, with the evolution of the pandemic, our management has endeavored to keep the necessary cash levels to face the crisis, which required negotiating deferral agreements with suppliers, bank creditors and lessors, as well as to access the capital market through the issuance of debentures. Main initiatives to preserve cash included:
•Postponement of profit share payments for 2019;
•Negotiation of new payment terms with suppliers;

48	Azul S.A.

«Table of Contents

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
Debentures convertible into shares: on November 12, 2020, we concluded the public offering for the distribution of debentures convertible into first-issue preferred shares, with security interest and additional guarantee by our subsidiary ALAB, under CVM Resolution No. 160, dated as of July 13, 2022, currently in force (which replaced CVM Instruction No. 400), with the following characteristics: (i) total issue amount: R$1,745,900; (ii) issue date: October 26, 2020; (iii) term and maturity date: 5 years from the date of issue, maturing therefore on October 26, 2025; (iv) conversion price: R$32.2649 per preferred share, resulting in an initial conversion premium of 27.50%, calculated on the VWAP (Volume Weighted Average Price) of 30 trading sessions of the reference share price of R$25.3058.
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
Our management continues to monitor our profitability and financial position, taking actions to sustain our ability to continue with operations in the foreseeable future. For more information regarding risks , see “Item 3.D. Risk Factors.
Strengths and Opportunities
Our Competitive Strengths
We believe the following business strengths allow us to compete successfully:
Largest Network in Brazil
We have the largest network in Brazil in terms of departures and cities served, with around 1,000 daily departures to 158 destinations, creating an unparalleled network of more than 300 non-stop routes as of December 31, 2022. Our connectivity at large hubs allows us to consolidate traffic, serving larger and medium-sized markets as well as smaller cities that do not generate sufficient demand for point-to-point service. We believe that our extensive network coverage allows us to connect more passengers than our competitors, who serve significantly fewer destinations. As of December 31, 2022, we served 158 destinations in Brazil, compared to 58 for Gol and 53 for LATAM. In addition, we were market leader in 92% of our routes as of December 31, 2022. By comparison, as of December 31, 2022, Gol and LATAM were leading carriers in 11 cities in Brazil, each. In addition, the routes in which we hold a leadership position represent approximately 94% of our total ASKs and 83% of our total passenger revenue.

Azul S.A.	49

«Table of Contents

Our Optimized Fleet Enables us to Efficiently Serve our Target Markets
Our fleet strategy is based on optimizing the type of aircraft for the different markets we serve. Our diversified fleet of ATR, E-Jets and Airbus aircraft enables us to serve markets that we believe our main competitors, who only fly one type of larger narrow-body aircraft, cannot serve profitably. We believe our current fleet of aircraft allows us to match capacity to demand, achieve high load factors, provide greater convenience and frequency, and serve low and medium density routes and markets in Brazil that are not served by our main competitors. Our domestic fleet consists of Embraer E-Jets which seat up to 136 passengers, fuel-efficient ATR aircraft which seat 70 passengers, next-generation Airbus A320neos which seat 174 passengers and Cessna Caravan which seat 9 passengers, while all the narrow-body aircraft used by Gol and LATAM in Brazil have between 138 and 220 seats. We also operate Airbus A330s and A350s to serve international markets, E-Jets converted to dedicated freighters and Boeing 737 freighter aircraft to support our cargo business.
Our fleet plan focuses on maintaining a trip cost advantage relative to our main competitors while also providing us with flexibility for growth into new markets both domestically and internationally. Based on our current firm orders, between 2024 and 2025, we expect to add approximately 32 next-generation E-195 E2 aircraft, replacing older generation aircraft. These new generation aircraft are more fuel-efficient than older generation aircraft, and therefore we expect that our fleet plan will allow us to maintain market-leading trip costs and to reduce our CASK, both in absolute terms and relative to our main competitors.
Industry-Leading PRASK
We utilize a proprietary yield management system that is key to our strategy of optimizing yield through dynamic fare segmentation and demand stimulation. We target both business travelers, to whom we offer convenient flight options, and cost-conscious leisure travelers, to whom we offer low fares to stimulate air travel and to encourage advanced purchases. This segmentation model has enabled us to achieve a market-leading PRASK of 30.41 centavos in the year ended December 31, 2019. In addition, in 2019, our PRASK represented a 18.7% premium compared to Gol. We believe our superior network and product offering allows us to attract high-yield and frequent business travelers. Our PRASK was impacted by the COVID-19 pandemic, reaching R$24.95 centavos in the year ended December 31, 2020. Our PRASK reached R$28.07 centavos in 2021 and R$36.88 centavos in 2022, record level, which is further evidence of the demand recovery and the sustainable competitive advantages of our business.
According to ABRACORP, we held a 32.9% share in terms of Brazilian business-focused travel agency revenue.
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
As a result, we have achieved lower trip costs than our main competitor. In the year ended December 31, 2020, our costs were significantly impacted by the COVID-19 pandemic and our average trip cost was R$45,897 and in 2021, the average trip cost reduced 12%, to R$40,508, as compared to 2020. In the year ended December 31,2021, our average trip cost was 52% lower than that of Gol. On the other side, our FTEs per aircraft were the lowest in Brazil at 78 compared to 166 for Gol as of December 31, 2021. In the year ended December 31, 2022, our average trip cost was R$ 48,656, which was 20.1% higher than 2021, mainly due to 63.5% increase in fuel costs compared to the year ended December 31, 2021.
We have a robust and scalable operating platform that features advanced technology such as ticketless reservations, an Oracle financial system, a mobile app, and electronic check-in kiosks at our main destination airports. We believe that our scalable platform provides superior reliability and safety and will generate economies of scale as we continue to expand.

50	Azul S.A.

«Table of Contents

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
We focus on meeting our customers’ needs and in 2022 Azul was elected the most on-time airline in the world in 2022! We are the first Brazilian airline to achieve this recognition, awarded by Cirium, the world's leading reference for operational data in the airline industry. An airline is considered punctual when its flights land up to 14 minutes after the planned arrival time, and Azul has been recognized for meeting this goal in most of its almost 1,000 daily flights. We are very proud to show the world the excellence of Brazilian work.

Azul S.A.	51

«Table of Contents

Well-Recognized Brand
We believe we have been successful in building a strong brand by using innovative marketing and advertising techniques with low expenditures that focus on social networking tools to generate word-of-mouth recognition of our high-quality service. As a result of our strong focus on customer service, surveys that we have conducted indicate that, as of December 31, 2022, 72% of our customers would recommend or strongly recommend Azul to a friend or relative. In addition, we use the NPS (Net Promoter Score) metric to measure customer satisfaction and in 2022, our average score totaled 58.3. The strength of our brand has been recognized in a number of awards:
•    Named “world’s most on-time airline” in 2022 by CIRIUM;
•    Named "Best Airline in customer service in Brazil" in 2022 by Consumidor Moderno Awards;
•    Named "Best Innovation in Customer Experience" in 2022 by International Customer Experience Awards;
•    Named "Best Airline" in 2022 by Reclame Aqui Awards in the following categories: Airline (Azul), Tourism and Leisure (Azul Viagens);
•    Named "Best Airline" in 2022 by “Aviões e Músicas” Awards in Azul: winner in Brazilian Airline and economic class categories
•    Named “Best Regional Airline in South America” in 2022 by Skytrax;
•    Named “Best Satisfaction Index among airlines in Brazil” in 2022 by NPS Awards;
•    Ranked the best airline in Brazil by “ANAC (Consumidor.gov.br)” in 2022: Least amount of customer complaints, Number one in problems solution with Highest customer satisfaction index;
•    Ranked among 100 most responsibility companies in ESG ranking by MERCO (Corporate Reputation Business Monitor);
•    Named “Best Airline in South America” in 2022 by APEX (Airline Passenger Experience Association);
•    Named “Best in Customer Centric Culture” in 2022 by Customer Centricity World Series Awards;
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

52	Azul S.A.

«Table of Contents

In addition, as a result of our strong brand awareness and focus on customer service, our TudoAzul loyalty program had approximately 15.0 million members as of December 31, 2022 and has been recognized with the following awards:
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
•    Our Chief Executive Officer, John Peter Rodgerson, who previously served as our Chief Financial Officer and our Investor Relations Officer, where he was responsible for implementing our financial strategy and cost structure since our inception. Mr. Rodgerson also served as Director of Planning and Financial Analysis at JetBlue Airways for five years, and as President of our main operating subsidiary – ALAB, from August 2019 to October 2022;
•    Our Chief Financial Officer and Investor Relations Officer, Alexandre Wagner Malfitani, who previously served as the Head of our TudoAzul loyalty program, and our Director of Finance and Treasurer. Before joining Azul, Mr. Malfitani held the position of Managing Director of Treasury at United Airlines, having also worked in the finance industry, including as a fund manager at Deutsche Bank and as a trader at Credit Agricole Indosuez;
•    Our Chief Revenue Officer, Abhi Manoj Shah, who has nearly 20 years of experience in the aviation industry and has previously held executive positions at JetBlue Airways and Boeing. He was responsible for developing our yield management, network planning and revenue structure. Mr. Shah also serves as President of our main operating subsidiary - ALAB, since October 2022;
•    Our Chief Technical Officer, Antônio Flávio Torres Martins Costa, who has been part of the Azul founding team since inception and has nearly half a century of experience in the airline industry, having served as Chief Technical and Operations Officer at Pluna S.A. and OceanAir, and as Chief Technical Officer at Varig;
Most of our senior management team has worked together for almost ten years and has been with us since our launch. All non-Brazilian individuals on the team are residents in Barueri, State of São Paulo, with permanent work visas. In addition to Mr. Neeleman, all of our principal officers are also shareholders in our company, and all are motivated by participation in our stock-based incentive plans, which we believe aligns shareholders’ and management’s interests. Our management team has focused on establishing a successful working environment and employee culture. We believe the experience and commitment of our senior management team have been a critical component in our growth, as well as in the continuing enhancement of our operating and financial performance.
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
Principal Strategies
Adding Larger, More Fuel Efficient, Next-Generation Aircraft to our Fleet
We intend to continue adding next-generation, more fuel-efficient aircraft to our fleet replacing older generation aircraft. In addition to providing us with leading low seat costs, these aircraft have more seats contributing to an increase in revenue generated from connecting traffic, our loyalty business, our cargo business, and our travel package business. Based on our current firm orders, between 2024 and 2025, we expect to add approximately 32 next-generation E2 aircraft, replacing older generation aircraft.

Azul S.A.	53

«Table of Contents

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
Continue to Unlock Value from our TudoAzul Loyalty Program
As a result of the growth of our network, we believe there is an opportunity to further unlock value from our TudoAzul loyalty program. With 15 million members as of December 31, 2022, TudoAzul has been the fastest growing loyalty program among the three largest programs in Brazil for the past six years, according to publicly available information of such competitors, including disclosure filed with or furnished to the SEC and information available on their respective websites. TudoAzul sells loyalty points to business partners as well as directly to program members. Our current business partners include financial institutions such as Itaú, Santander, Livelo (Banco do Brasil’s and Bradesco’s loyalty joint venture), and Caixa, retailers (including Casas Bahia, Magazine Luiza and Fast Shop), and travel partners (including Accor, RentCars, Hertz, and Booking.com).
In September 2014, we launched an Azul-branded credit card in partnership with Banco Itaucard S.A.

54	Azul S.A.

«Table of Contents

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
In an effort to maximize the value creation potential of TudoAzul, we have been managing the program through a dedicated team since mid-2015. On a standalone basis, TudoAzul’s gross billings ex-airline totaled R$2,218 million in the year ended in December 31, 2022, R$ 1,105 million in the year ended December 31, 2021 and R$879 million in the year ended December 31, 2020. Given the number of exclusive destinations we operate, our network strength, and the expected growth of passenger air travel, credit card penetration and usage and member loyalty in Brazil, we believe that TudoAzul is a strategic business for us. As TudoAzul is our wholly-owned subsidiary, all of the cash flows generated by this high-growth, high-margin business accrue to our shareholders in a tax-efficient manner. We plan to continue investing in TudoAzul’s expansion and evaluating opportunities to unlock value for this strategic asset.
Continue to Increase Ancillary, Cargo and Other Revenue
We intend to continue growing our ancillary, cargo and other revenue, by both leveraging our existing products and introducing new ones. We intend to focus on deriving further value from our existing ancillary and other revenue streams, which represented R$111.07 per passenger as of December 31, 2022 and included revenue from bag fees, upgrades, other passenger related fees, cargo services, sales of advertising space in our various customer-facing formats, and commissions on travel insurance sales. As a result of the introduction of larger next-generation aircraft to our fleet, we expect to have more seat availability for our TudoAzul loyalty program and our Azul Viagens travel package business as well as additional cargo capacity.
Other revenue streams are expected to be mostly driven by our logistics solutions business, Azul Cargo. In 2022, Azul Cargo net revenue grew 10.5%, reaching R$1.4 billion mostly driven by our increase in cargo volume transported and our expanding presence in the e-commerce segment. We ended 2022 with a 32.6% share of cargo volume transported in Brazil, resulting from our unique network and the capillarity support it provides to our cargo business. In addition, we intend to continue growing our ancillary services and other revenue streams, including Azul Viagens, our travel package business.

Azul S.A.	55

«Table of Contents

Continue to Establish and Extend Strategic Partnerships
As of December 31, 2022, we had codeshare agreements with United, TAP, JetBlue, Turkish Airlines, Ethiopian Airlines, Emirates, Air Canada, Copa Airlines, Beijing Capital, Alitalia and Avianca Colombia, as well as 26 interline agreements with a number of other international airlines, allowing us to handle passengers traveling on itineraries that require multiple flights on multiple airlines widening our network. As part of our plans to expand globally, we have established strategic partnerships with United and TAP. We view these and possible future relationships with other airlines as strategic ways of allowing us to expand our network with connectivity throughout the United States, Europe and Asia without having to commit the full resources on our own. We believe that our existing and future customer base are increasingly taking advantage of the ability to fly internationally, and we aim to be able to offer our Brazilian customers a seamless ability to do so, whether by purchasing tickets on partner airlines on our website or through connected and complimentary schedules facilitating onward travel outside of Brazil. In addition to facilitating a more global network for us through these partnerships, we are exploring a variety of cooperative arrangements, including additional interline agreements, code-sharing, access to partner airlines’ frequent flyer programs and possible cobranding efforts. We also see opportunities to leverage these relationships to facilitate greater operating efficiencies by utilizing partner expertise in maintenance, cargo transport and even possible pilot and crew training and redeployment, as well as redeployment of redundant or unneeded aircraft. We are exploring joint ventures and other arrangements with our partners to determine the most effective and beneficial ways to leverage these relationships for all parties.
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
Scheduled Air Transportation
We target business travelers by offering convenient and frequent service to numerous destinations, 87 of which we served exclusively as of December 31, 2022. We also target leisure travelers with our extensive route network and our segmented pricing model, offering low fares for advance purchases. In connection with our scheduled air transportation services, we generate passenger ticket revenue and other revenue, such as passenger related ancillary revenue, cargo revenue through our Azul Cargo business, and the sale of travel packages, through our Azul Viagens business.
Passenger Revenue
We believe our extensive network and our range of product offerings allow us to attract high-yield business travelers, who we believe make up the largest component of our ticket revenue and customers. According to ABRACORP, we held a 32.9% share in terms of Brazilian business-focused travel agency revenue and our average business-focused travel agency ticket price was approximately 26% higher than those of our main competitor in the year ended December 31, 2022. By comparison, we held a disproportionately smaller market share in terms of total domestic passengers transported, as measured by RPKs at 29.3%, during the same period, according to ANAC, which demonstrates our competitive strength in the corporate market segment, even during the pandemic We attribute this to our network connectivity, which provides business passengers with several connection options allowing them to more easily and conveniently reach their destinations, as well as to the fact that we are the only player in certain markets that are attractive to business travelers. Leisure travelers, by contrast, are typically more price sensitive than business travelers, but tend to be more flexible regarding flight schedules.

56	Azul S.A.

«Table of Contents

Passenger revenue also includes revenue derived from the sale of TudoAzul points to third parties. For more information, see “Item 4.B. Business Overview—TudoAzul Loyalty Program.”
In the year ended December 31, 2022, passenger revenue was R$14,594.9 million, representing 91.5% of our net revenue. Passenger revenue was R$8,811.0 million in the year ended December 31,2021, representing 88.3% of our net revenue. Passenger revenue was R$5,039.6 million in the year ended December 31,2020 representing 87.7% of our net revenue. Ancillary items such as bags, upgrades, itinerary changes and other air travel-related fees are recognized in passenger revenue while non-passenger related items including cargo, travel packages, and revenue from aircraft subleases are recognized under other revenue.
In addition to generating passenger revenue derived from the sale of tickets and TudoAzul points, we generate ancillary revenue by selling travel insurance and by charging fees for certain services, such as checked baggage fees, cancellation fees, change fees, no-show fees, call center booking fees, online booking fees. We also offer upgrades to our premium “Espaço Azul” seats that feature additional legroom in our domestic flights and to our “Economy Xtra,” “SkySofas” and business class seats available on our international flights serviced with Airbus A330 and A350 aircraft. Our “Economy Xtra” cabin has an additional three inches of legroom in a 2-4-2 configuration and our “SkySofas” are an innovative feature consisting of four economy seats with a footrest that can be raised to create a flat, sofa-like, flexible space for families to sleep together more comfortably.
Cargo and other Revenue
Other revenue streams are expected to be mostly driven by our logistics solutions business, Azul Cargo. In 2022, Azul Cargo net revenue grew 10.5%, reaching R$1.4 billion mostly driven by our increase in cargo volume transported and our expanding presence in the e-commerce segment. We ended 2022 with a 32.6% share of cargo volume transported in Brazil, resulting from our unique network and the capillarity support it provides to our cargo business.
The growth of our cargo business was also driven by our international expansion and the introduction of larger next-generation aircraft to our fleet, which have larger cargo capacity. As a result of the rapid growth of our cargo business, we have two 737-400 freighter aircraft and 5 E-Jets dedicated cargo freighter. We offer cargo transportation services to over 4,500 cities and communities, more than 2,000 of which we can deliver to in 48 hours, and we have around 300 cargo stores across Brazil that offer our cargo transportation services. We transport cargo by air and hire independent third parties to transport and deliver cargo to its final destination by ground transportation. While we are liable to our customers for proper cargo delivery, our agreements with such independent third parties provide for our right of recourse against them if any losses occur during the ground transportation.
We also derive revenue streams from our travel and tourism operations, Azul Viagens, which combine airfare, ground transportation and lodging options. The travel packages we offer are either pre-built or flexible and customized and can be purchased through our website or, as of December 31, 2022, at one of the 2,564 travel agencies that offer our travel products or at one of our 47 free-standing stores.
Cargo and other revenue was R$1.4 billion in 2022, R$1.2 billion in 2021 and R$704.5 million in 2020, representing 8.5%, 11.7% and 12.3% of our net revenue, respectively. Ancillary items such as bags, upgrades, itinerary changes and other air travel-related fees are recognized in passenger revenue while non-passenger related items including cargo, travel packages, and revenue from aircraft subleases are recognized under other revenue.

Azul S.A.	57

«Table of Contents

Route Network
We offer flights to every region in Brazil and to select international destinations. The map below shows the destinations and routes we currently serve.

As of December 31, 2022, we served 158 destinations, including 133 cities across every region in Brazil, the largest number of destinations offered by a Brazilian airline and our flights represented 38% of the total domestic departures in the country. Our main hub is in Campinas at Viracopos airport, approximately 100 kilometers (62 miles) from the city of São Paulo. From Viracopos airport, we provided non-stop service to 65 Brazilian cities accounting for 96% of that airport’s 170 daily domestic departures as of December 31, 2022.
Our second largest hub is located at Belo Horizonte’s main airport, where we served 48 domestic destinations and had a 67% share of that airport’s 131 daily departures as of December 31, 2022. This hub serves Belo Horizonte, which is the capital city of Minas Gerais, the third wealthiest state in Brazil according to IBGE.
We also built a hub in Recife, which serves 43 domestic non-stop destinations. We had a 72.0% share of Recife’s airport’s 90 daily domestic departures as of December 31, 2022. Recife is one of the largest cities in the Northeast of Brazil, and this hub allows us to increase flight connectivity within the Northeast region to other parts of Brazil.
Our diversified network allows us to connect not only our main hubs but also strategic airports throughout Brazil located in, among other places, São Paulo (Guarulhos and Congonhas airports), Rio de Janeiro (Santos Dumont and Galeão airports), Porto Alegre, Cuiabá, Belém and Manaus.

58	Azul S.A.

«Table of Contents

Domestic Routes
The chart below shows the number of non-stop domestic destinations offered by us and by our competitors at select airports as of December 31, 2022:
Non-stop Domestic Destinations by Airport (December 31, 2022)

Source: Anac and Azul

Azul S.A.	59

«Table of Contents

The table below shows our top ten cities served by average number of departures per day as of December 31, 2022.

Airport	Azul Average Number of Departures per Day	Azul Leadership Position (departures)

Campinas	169	1
Belo Horizonte (Confins)	92	1
Recife	68	1
Rio de Janeiro (Santos Dumont)	53	2
Curitiba	36	1
Porto Alegre	30	1
Cuiabá	29	1
São Paulo (Guarulhos)	27	3
São Paulo (Congonhas)	26	3
Belém	23	1

Source: Azul
Our focus on providing a large route network with convenient service has enabled us to become the market leader in 122 cities and 92% of our routes in terms of departures, being the only operating airline in 87 cities and the leader on 92% of our routes as of December 31, 2022. By comparison, as of December 31, 2022, Gol and LATAM were leading carriers in 11 cities in Brazil, each . In addition, the routes in which we hold a leadership position represent approximately 94% of our total ASKs and 83% of our total passenger revenue.
The chart below shows the number of cities we serve and the number of cities in which we are a market leader in terms of departures by cities served in comparison with Gol and LATAM, as of December 31, 2022.
Azul Route Position (Domestic, Dec 2022)

Domestic Cities Served
Cities Where #1*
Number of Daily Departures
133
58
50
122
11
11
910
685
645
Azul
Latam
Gol

Source: Anac and Azul
*	Considers leadership in terms of number of departures

60	Azul S.A.

«Table of Contents

The map below shows the domestic cities in which we are a market leader in terms of departures in comparison with other airlines, as of December 31, 2022:

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
International Routes
Our international expansion strategy is based on connecting our strong presence in various cities in Brazil. We recently announced new destinations such as Paris and Curaçao. Together with Miami/Fort-Lauderdale, Orlando, Lisbon and Montevideo, we are putting together a very relevant international network. In addition, we serve other international destinations according to seasonal demand.
The outbreak of COVID-19 resulted in significant decreases in passenger traffic, mainly in the international flights as borders remain closed and the imposition of government restrictions.
For the year ended December 31, 2022, our international revenue, including cargo, represented 18.4% of our net revenue, compared to 11.3% for the year ended December 2021.
We believe our main hub in Campinas, which offers non-stop flights to 65 domestic destinations and is the largest domestic hub in South America in terms of destinations served is uniquely suited to serve our international routes due to our focused domestic route structure, both in terms of passengers and overall connectivity throughout Brazil. Once in Campinas, our international passengers are able to take advantage of our full domestic route structure to connect to every region in Brazil. In the United States, we already serve Fort Lauderdale and Orlando, Florida from Viracopos, Belo Horizonte and Recife.

Azul S.A.	61

«Table of Contents

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
In March 2016, we established a strategic partnership with TAP, further supporting our plans to expand globally. For more information regarding our investment in TAP, see “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements—TAP.” As a result of this strategic partnership, in June 2016, we successfully launched a non-stop codeshare flight between our and TAP’s main hubs, Campinas and Lisbon, respectively. As of December 31, 2022, TAP served over 80 destinations, including over 10 destinations in Brazil, and therefore was the number one European carrier serving Brazil in terms of number of seats and flights. Our flight to Lisbon enhances our passenger connectivity between Brazil and Europe and allows our business and leisure passengers to take advantage of TAP’s network to access key destinations in Europe. Furthermore, we expect to continue taking advantage of our network connectivity by adding select destinations in South America to be served by our narrow-body aircraft.
Customer Service
We believe that a high-quality product and exceptional service significantly enhance customer loyalty and brand recognition through word-of-mouth, as satisfied customers communicate their positive experience to others. Based on this principle, we have built a strong company culture focused on customer service that serves as the foundation of a differentiated travel experience. According to surveys we have conducted, as of December 31, 2022, 72.3% of our customers would recommend or strongly recommend Azul to a friend or relative. In addition, we use NPS (Net Promoter Score) to measure customer satisfaction, and in 2022 our score totaled 57.5.
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

62	Azul S.A.

«Table of Contents

On-Time Performance
Our commitment to operating an on-time airline with a high-quality customer experience, which we believe is unique among Brazilian airlines, has resulted in us been ranked among the top ten most on-time low-cost carriers in the world since 2016.
The following table sets forth certain performance-related customer service measures for the periods indicated:

	For the year ended December 31,
	2022	2021	2020

On-Time Performance(1)	88.9%	90.5%	87.0%
Completion Rate(2)	98.7%	99.1%	98.9%
Mishandled Bag Rates(3)	3.36	2.68	2.32

Source: Cirium and Azul
(1)	Percentage of our scheduled flights that were operated by us and that arrived on time (within 15 minutes).
(2)	Percentage of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).
(3)	Number of bags mishandled per 1,000 passengers.
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

Azul S.A.	63

«Table of Contents

United
On June 26, 2015, we entered into an investment agreement with Calfinco, a subsidiary of United, pursuant to which it acquired Class C preferred shares representing a 5%, non-voting economic interest in us. Such Class C preferred shares were converted on a one-to-one basis into Class A preferred shares on February 3, 2017, which were then simultaneously renamed “preferred shares” and subsequently subject to a two-for-one stock split on February 23, 2017, resulting in United holding 10,843,792 preferred shares through a subsidiary. Pursuant to this agreement, United has the right to elect one member of our board of directors so long as it retains at least 50% of the Class C preferred shares it received on the date of its investment or preferred shares resulting from their conversion. United has designated a representative on our board effective as of August 24, 2018. See “Item 6.A. Directors and Senior Management—Board of Directors.” United is a party to our Shareholders’ Agreement, which provides for United’s right to elect one director, so long as they hold at least 50% of the Class C preferred shares it received on the date of its investment or preferred shares resulting from their conversion. For more information, see “Item 7.B. Related Party Transactions—Shareholders’ Agreement.” On April 27, 2018, United closed a private preferred share transaction with Hainan to acquire 16,151,524 preferred shares of our company increasing its shareholding in us to 26,995,316 preferred shares, representing 7.76% of our economic interest as of December 31, 2022.
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
Codeshare Agreement
ALAB signed, in 2015, a codeshare agreement with United and TAP which will provide transport of passengers whose tickets have been issued by one of the airlines and the service is performed by the other.

64	Azul S.A.

«Table of Contents

Sublease of Aircraft to TAP
As part of our fleet optimization efforts, we leveraged our strategic partnership with TAP by subleasing, at a discount, aircraft to TAP since 2016. As of December 31, 2022, 4 aircraft were subleased to TAP.
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
For more information on the impact of the COVID-19 pandemic on our investments and business arrangements, including with respect to TAP, see “ Item 3.D. Risk Factors.
TwoFlex
On February 21, 2020, our wholly-owned subsidiary ALAB and TwoFlex announced that they have entered into a certain Quota Purchase Agreement under which Azul agreed to acquire the Brazilian regional carrier TwoFlex for the total purchase price of R$123 million. TwoFlex, rebranded “Azul Conecta” is a domestic airline based in Jundiaí, Brazil, founded in 2013, and currently offers regular passenger and cargo service to 83 destinations in Brazil, of which only three regional destinations were previously served by Azul. Azul Conecta also holds 14 daily departure and arrival slots on the auxiliary runway of Congonhas, São Paulo’s downtown airport. Congonhas is a particularly coveted airport because of its proximity to São Paulo’s business districts and because of its status as Brazil’s most slot-constrained airport. Currently, Azul's two larger competitors, Gol and LATAM, control most of the flights in Congonhas. Azul Conecta’s fleet is composed of 19 owned Cessna Caravan aircraft, a regional turboprop with a capacity of 9 passengers. The transaction was approved without restrictions by the Administrative Council for Economic Defense (CADE) on March 27, 2020 and on May 14, 2020, Azul announced the completion of the acquisition process of TwoFlex and the purchase price payments were completed in 2022.
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
LILIUM
In August 2021, we announced a strategic partnership with Lilium, a wholly owned subsidiary of Lilium N.V., to build an exclusive “eVTOL” network in Brazil. The efforts to implement operations through eVTOL, a 100% electric airplane model with zero carbon emissions, is part of our strategy to innovate and maintain an even more sustainable business model, aligned with our ESG commitments and the best practices in the market. This potential commercial arrangement has a total value of up to US$1 billion and includes a fleet of 220 Lilium eVTOL aircraft with anticipated delivery to commence no earlier than 2025, subject to completion of aircraft certification activities and any required regulatory approvals. This strategic alliance and aircraft order remains subject to the parties finalizing commercial terms and definitive documentation relating thereto.

Azul S.A.	65

«Table of Contents

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
TudoAzul Loyalty Program
Our wholly-owned loyalty program TudoAzul, which was launched in May 2009, aims to enhance customer loyalty and brand recognition. TudoAzul had more than 15 million members as of December 31, 2022 and has been the fastest-growing loyalty program in terms of members among the three largest programs in Brazil for the past six years according to information publicly available on the websites of Smiles and LATAM Pass, the loyalty programs of Gol and LATAM, respectively. TudoAzul members earn at least one point and up to six points per each real spent in tickets on Azul.
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

66	Azul S.A.

«Table of Contents

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
To maximize the value creation potential of TudoAzul, we have been managing the program through a separate, dedicated team since mid-2015. On a standalone basis, TudoAzul’s gross billings excluding the airline totaled R$2,218 million for the year ended December 31, 2022, R$1,105 million for the year ended December 31,2021 and R$879 million for the year ended December 31, 2020. We believe TudoAzul has significant growth potential.
Given the number of exclusive destinations we operate, our network strength, the expected growth of passenger air travel, credit card penetration and usage and member loyalty in Brazil, we believe that TudoAzul is a key strategic asset for us. We plan to continue investing in TudoAzul’s expansion and evaluating opportunities to unlock value for this strategic asset.
A sample of the key operating statistics demonstrating TudoAzul’s growth are set forth below:

	2022	2021	2020

Gross billings ex-airline (in millions of reais)	2,218	1,104.8	879.0
Total members (in millions)	15.0	13.7	12.6
Total partners	71	86	68
Marketing
We strive to achieve the highest marketing impact at the lowest cost through efficient and effective marketing and advertising strategies. Our marketing and advertising strategies are consistent with our low-cost operating model. We believe we have been successful in building a strong brand by focusing on innovative marketing and advertising techniques rather than traditional marketing tools, such as print ads. Our marketing and advertising techniques focus on social networking tools (Google Search, Facebook, Twitter, and YouTube), email, websites, mobile marketing, and generating word-of-mouth recognition of our service, including through our TudoAzul loyalty program and our visibly branded bus service between São Paulo and Viracopos airport. Our marketing and advertising strategies also involve sales and promotion campaigns with our travel partners.

Azul S.A.	67

«Table of Contents

In addition, we increase our visibility and brand recognition by featuring Azul advertisements on the individual entertainment screens at every seat in all of our E-Jets and Airbus fleet, which feature free live television on domestic flights, and by offering our onboard customers our Azul Magazine (which is also a source of revenue, mainly from paid advertisements), snacks branded with our logo, Coca-Cola soft drinks and seasonal free premium beer happy hours. We also build our brand by offering our business travelers with our VIP lounge in Viracopos airport. Additionally, we engage in marketing by maintaining planes in our livery painted with recognizable symbols, like the Brazilian flag, and symbols supporting important social causes, like breast cancer awareness, a social cause that we have supported through our corporate social responsibility platform since our foundation. We also place logos of key partners on our planes to generate additional revenue, such as Sky TV and Coca-Cola, and feature high visibility partnerships, such as “The World’s Most Magical Fleet”, with Walt Disney World Resort. Furthermore, we engage in guerilla marketing campaigns (which consist of marketing activities conducted in public places, such as the airports and the aircraft that we operate) to enhance our brand recognition and provide promotions directed at our customers.
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
Fleet
As of December 31, 2022, our passenger contractual fleet totaled 194 aircraft and our passenger operating fleet in service totaled 177 aircraft. The 17 aircraft not included in our operating passenger fleet consisted of four ATRs subleased to TAP, three Embraer E1s subleased to Breeze Airways, three Embraer E1s in the processing of exiting the fleet, three airbus A330ceo in process of redelivery and one A320neo, two Cessna Caravans and one Embraer E2 in process of entering service.
Our operating fleet excluding Cessna Caravan aircraft has an average age of 7.1 years, which is significantly younger than the average of our main competitor. We believe operating a young fleet leads to better reliability, greater fuel efficiency and lower maintenance costs. Our Embraer E-Jets seat up to 118 customers, our next-generation Airbus A320neos accommodate 174 passengers and our fuel-efficient ATR aircraft seat 70 customers, while the aircraft used by our two principal competitors in Brazil have between 144 and 220 seats. As of December 31, 2022, the average trip cost of our fleet was R$48,683, resulting from the resumption of the operation after the impacts of the COVID-19 pandemic.
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

68	Azul S.A.

«Table of Contents

The following tables set forth the composition of (i) our contractual fleet, which consists of aircraft that are contractually leased or owned by us and; ii) our operating fleet, which consists of aircraft that are being operated by us, including spare aircraft, for the periods indicated.

Total Contractual Fleet	Number of seats	As of December 31,
		2022	2021	2020	2019	2018	2017	2016

Embraer aircraft
E-190/195	106-118	55	57	67	70	72	79	81
E-195-E2	136	14	9	9	4	—	—	—
ATR aircraft
ATR 72	68-70		42	39	33	33	39	49
Airbus aircraft
Airbus narrowbody	174-214	52	49	45	41	20	12	5
Airbus widebody	242-298	16	14	13	10	7	7	7
Cessna Caravan	9	27	17	17	—	—	—	—
Boeing 737 (Freighter)	—	2	2	2	2	—	—	—
Total Contractual Fleet		210	190	192	160	132	137	142

Total Operating Fleet	Number of seats	As of December 31,
		2022	2021	2020	2019	2018	2017	2016

Embraer aircraft
E-190/195	106-118	43	47	53	55	63	79	81
E-195-E2	136	14	9	7	4	—	—	—
ATR aircraft
ATR 72	68-70	40	33	33	33	33	39	39
Airbus aircraft
Airbus narrowbody	174-214	52	47	45	38	20	12	5
Airbus widebody	242-298	12	11	11	10	7	7	5
Cessna Caravan	9	19	17	17	—	—	—	—
Boeing 737 (Freighter)	—	2	2	2	2	2	—	—
Total Operating Fleet		182	166	168	142	125	137	130
As of December 31, 2022, 40 aircraft of our fleet were owned or debt-financed and 170 were financed under leases. Our owned aircraft and debt-financed aircraft were financed through credit facilities with different creditors, of which 3.8% was denominated in reais and 96.2% was denominated in U.S. dollars as of December 31, 2022.
Based on our current firm orders, we have contractually assumed the commitment to acquire 144 aircraft, 112 directly from manufactures and 32 from lessors.
Embraer
We were the first and currently are the only airline in Brazil to operate Embraer E-Jets. We believe that our successful launch of the Embraer E-Jets in the Brazilian market is a result of the significant experience of most of our senior management team, who were trained in operating and maintaining E-Jet aircraft in the United States. We believe this experience provides us with a significant advantage over any competitor that may intend to reproduce our model.
We have a strong and close partnership with Embraer, which is headquartered in São José dos Campos, São Paulo, approximately 100 km from our headquarters in the city of Barueri, state of São Paulo, and approximately 150 km from our main hub in Campinas, São Paulo. Our Embraer E-Jets have a two-by-two cabin layout with no middle seats, and our aircraft are configured to offer standard seats with 31 inches of legroom and premium seats called “Espaço Azul” with 34 inches of legroom. Our over-wing exit seats (four per aircraft) offer a spacious 39 inches of legroom. Our first generation of Embraer E-Jets (the “E1s”) are fuel-efficient, with fuel consumption averaging approximately 20% less than a Boeing 737 series, according to Embraer, and thus offering significantly lower trip costs than larger narrow-body aircraft.

Azul S.A.	69

«Table of Contents

The new generation of Embraer E-Jets (the “E2s”) have 18 additional seats, accommodating up to 136 passengers, and offering 26% lower cost per seat and 14% lower trip cost compared to the E1s.As part of our fleet transformation process, we expect to replace our entire Embraer E1 fleet with next-generation E2 aircraft in the upcoming years, resulting in a significant reduction in operating cost, achieving more efficiency for a sustainable growth from both economic and environmental standpoint. Embraer E-Jets continue to feature state-of the-art fly-by-wire technology, which continues to provide operating safety while reducing pilot workload and fuel consumption.
ATR
We are one of the largest ATR operators in the world and ATR is the world’s largest manufacturer of 50-to-70-seat turboprop aircraft. ATR turboprop aircraft provide significantly lower operating costs than jets, with fuel consumption averaging approximately 45% per trip less than a comparably sized jet. The ATR 72-600 is the newest member of the ATR family known for its high efficiency, dispatch reliability and low fuel burn. It features a new glass cockpit, communications and flight management system. Like Embraer E-Jets, ATR aircraft have a two-by-two layout with no middle seats, and our aircraft are configured to offer 30 inches of legroom, which is comparable to our Embraer E-Jets. We began operating ATR aircraft in March 2011 for two strategic purposes: to serve short-haul direct routes between smaller destinations where jet aircraft would be less profitable, and to feed customer traffic from secondary markets into our main hubs.
Airbus
As part of our strategy to maintain a young and efficient fleet, we expect to add more 37 next-generation Airbus 320neo family aircraft to our fleet up to 2029. The next-generation Airbus A320neo family replaces the current A320ceo family, featuring a new engine option and other improvements such as aerodynamic refinements, large curved winglets (sharklets), weight savings, and a rearranged cabin that accommodates up to 174 passengers with larger luggage spaces, and an improved air purification system. Our A320neos are equipped with CFM International LEAP-1A engines and have approximately 15% less fuel consumption and less noise production when compared to the A320ceos, as well as an increase in range of approximately 500 nautical miles.
We began operating the Airbus A330-200 aircraft (the “A330ceo”), configured up to 272 seats, in December 2014, and currently have 5 aircraft serving Fort Lauderdale, Orlando, and Lisbon with these aircraft. According to Airbus, the A330 aircraft delivers better economics than competing aircraft, meets higher environmental standards, and provides greater passenger comfort. We also have 5 Airbus A330-900neo aircraft (the “A330neo”). This aircraft comes with 298 seats in a high-density configuration. The cabin interior is divided into 34 business class, 108 “Economy Extra”, and 156 economy seats. The A330neo has the most advanced passenger cabin today dubbed “Air Space by Airbus,” bringing together an enhanced experience for passengers and optimum performance based on comfort, ambience, service and design. Moreover, the A330neo reduces fuel consumption by 14% per seat compared to the A330ceo, making it the most cost-efficient, medium range widebody aircraft in the market.
Based on our current firm orders, between 2023 and 2026, we expect to add another three A330neo to our fleet, replacing current A330ceo which shall be retired until 2025.
We began operating the Airbus A350-900 aircraft (the “A350neo”), configured up to 334 seats, in December 2022. According to Airbus, the structure of the A350neo includes more than 70% state-of-the-art items such as composites, titanium, and modern aluminum alloys to create a lighter and more economical aircraft, which increases its technical-operational efficiency and guarantee 20% less fuel consumption per seat, resulting in much lower CO₂ emissions per seat compared to the A330ceo, aircraft that will be replaced by the A350neo aircraft, bringing much more comfort to our customers and more efficiency in terms of fuel consumption and CO₂ emission, resulting in a reduction in the cost per seat and helping us to achieve carbon neutrality by 2045.
Fuel
Fuel costs are our largest operating expense. Fuel accounted for 45.2%, 32.8% and 21.1%, of our total operating expenses for the years ended December 31, 2022, 2021 and 2020, respectively. Aircraft fuel prices are composed of a variable and a fixed component. The variable component is set by the refinery and reflects international price fluctuations for oil and the Brazilian real/U.S. dollar exchange rate. This variable component is re-set monthly in the Brazilian market, as opposed to daily in North America and Europe. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract.

70	Azul S.A.

«Table of Contents

We purchase fuel from a number of distributors in Brazil, principally from Raízen Combustíveis Ltda., Air BP Brasil Ltda. and Vibra Energia (formerly BR Distribuidora). All such companies are authorized by the National Petroleum Agency (Agência Nacional do Petróleo), or ANP, to market products derived from oil for aviation throughout Brazil, with whom we have agreements to purchase all of our jet fuel needs in certain locations. Our agreements with Air BP Brasil Ltda. and Raízen Combustíveis Ltda. are in effect until December 2027. Our agreement with Vibra Energia is in effect until 2025 subject to certain conditions and corporate approvals . For our international flights departing from outside of Brazil, we purchase fuel from local providers.
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
Moreover, building on our operations team’s significant experience with the E-Jet and Airbus aircrafts, we operate an active fuel conservation program involving reducing taxi times, taxiing using a single engine, and managing the aircraft’s load balance, angle of attack and cruising airspeed for optimal fuel-efficiency. We have a robust program to reduce the auxiliary power unit (APU) utilization during transit time and we are working together with the relevant authorities to optimize the air space to reduce our flown distance.
The following chart summarizes our fuel consumption and our fuel costs for the periods indicated.

	For the Year Ended December 31,
	2022	2021	2020

Liters consumed (in thousands)	1,206,925	979,762	650,536
Aircraft fuel (R$ in thousands)	6,561,288	3,257,223	1,508,750
Average price per liter (R$)	5.44	3.32	2.32
Percent increase (decrease) in price per liter	63.52%	43.34%	(9.54)%
Percent of operating expenses	45.2%	32.8%	21.1%
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

Azul S.A.	71

«Table of Contents

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
In July of 2014, ANAC enacted a resolution establishing new procedures to allocate slots in airports operating at full capacity. Through such allocation, we received 26 new slots at Congonhas airport. In November 2014, we started operating 13 daily flights from Congonhas airport to some of our most profitable markets including Belo Horizonte, Porto Alegre, and Curitiba, leveraging the connectivity we have in these cities and expanding our flights available to São Paulo passengers. In August 2019 ANAC announced a temporary distribution of 41 slots in Congonhas airport previously operated by Avianca Brasil, of which 15 slots were allocated to us. As a result, we adjusted our flight schedules at Congonhas airport and since September 2019, we started operating a shuttle service between Congonhas and Rio de Janeiro and between Congonhas and Belo Horizonte ceasing to operate flights to Porto Alegre and Curitiba. In 2022, Azul achieved an important advance in its presence in Congonhas. With the new rules for slot distribution defined in Resolution No. 682/2022 and the increased capacity in Congonhas operations, Azul increased its number of slots at this airport from 26 to 84. As a result, Azul will offer more scheduled flights from Congonhas to important destinations such as Brasília, Porto Alegre, Curitiba, Belo Horizonte, Recife and Rio de Janeiro as of March 26, 2023.
Due the significant impact caused by the COVID-19 pandemic, responsible for drastically reducing the number of flights, ANAC granted waiver for the rules about slots cancellations at airports coordinated for all seasons between winter 2019 and summer 2022 inclusive.

72	Azul S.A.

«Table of Contents

We built a hub in Recife to increase flight connectivity within the Northeast region of Brazil. Recife has the largest GDP of Brazil’s Northeast region according to IBGE and is our closest Latin American hub for non-stop flights to both Europe and the United States. Our Recife hub serves 43 destinations. We had a 70.0% share of Recife’s airport, and 68 daily domestic departures as of December 31, 2022. Our diversified network allows us to connect not only our main hubs but also strategic destinations throughout Brazil such as São Paulo (Guarulhos and Congonhas airports), Rio de Janeiro (Santos Dumont and Galeão airports), Porto Alegre, Cuiabá and Manaus.
Other Facilities and Properties
Our primary corporate offices and headquarters are located in the city of Barueri, state of São Paulo, where we lease 8,213.95 square meters under three lease agreements that expire in December of 2025. We also entered into a lease agreement for a warehouse and office complex in Fort Lauderdale, United States.
We also lease four hangars totaling 29,560.64 square meters for our full capability maintenance center in Belo Horizonte, with expirations from 2023 to 2035. We also lease one hangar in Manaus totaling 3,133.20 square meters and one in Cuiabá totaling 2,535.71 square meters for E-Jets and ATR line maintenance with leases expiring in 2024 and undetermined period, respectively. We also lease one hangar in Campinas totaling 92,219.86 square meters, with the lease expiring in 2042. Our training facility for pilot and cabin crew education, UniAzul, located at Viracopos airport has 14,576 square meter is under a lease agreement that expires in 2027. UniAzul is located less than a mile away from Viracopos airport, our main hub. This facility provides training services both for our own crewmembers, including pilots, and for third parties on a commercial basis. At UniAzul we train all of our crewmembers, including pilots, flight attendants and maintenance technicians. As part of our extensive training program at UniAzul we operate two E-Jet flight simulators, one ATR flight simulator and one A320 flight simulator, all of them with full-flight capacity, a technology we believe none of our main competitors has. We also provide training and grant access to our onsite flight simulators to third parties, including TAP, Embraer and the Brazilian Air Force. We have plans to expand the training programs offered at UniAzul through partnerships with technical schools and universities.
We also lease a 9,600 square-feet warehouse and office complex, located in Fort Lauderdale within the airport area, under a lease that expired in 2022 and a new contract is under negotiation.
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
As a result of our innovative business model, which is based on stimulating demand in underserved markets, we believe we are less susceptible to the effects of fare competition involving our main competitors, which fly from the airports in the city of São Paulo. As of December 31, 2022, 25% and 15% of our domestic network overlapped with that of Gol and LATAM, respectively. At Viracopos airport, our primary hub, only 5 out of 64 domestic destinations faced direct competition from Gol or LATAM as of December 31, 2022. While Gol, LATAM or any other airline may enter the markets we currently serve exclusively or in which we hold a large market share, we believe that our extensive connectivity allows us to avoid competition in numerous of the markets we serve, in particular from our competitors operating larger aircraft such as Gol and LATAM as it is more difficult to profitably serve our markets with larger aircraft. See “—Route Network.”
Before we started our operations, Gol and LATAM controlled over 90% of the Brazilian airline market in terms of RPK share. From 2008 to 2015, the Brazilian airline market has grown significantly, partially because of (i) our entry into the market, which stimulated demand, and (ii) the organic growth of the market, with more individuals using airline transportation services. As a result, despite the fact that Gol and LATAM lost market share following our entry into the market, the number of passengers transported by both airlines increased in that time period. As of December 31, 2022, we had an 29.3% market share of domestic RPKs, according to ANAC.
In December 2018, Avianca Brasil filed for judicial reorganization (recuperação judicial) and as of May 2019 it ceased to operate flights. Most of Avianca Brasil’s slots have been redistributed by ANAC to incumbent airlines.

Azul S.A.	73

«Table of Contents

The following table sets forth the historical market shares on domestic routes, based on revenue passenger kilometers, of the significant airlines in Brazil for each of the periods indicated:

Domestic Market Share— Scheduled Airlines	2022	2021	2020

Gol	33.7%	31.8%	38.1%
LATAM Brasil	36.5%	33.8%	33.7%
Azul	29.3%	33.5%	27.7%
Others	0.4%	0.9%	0.5%

Source: ANAC
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
During 2022, our international operations were affected by the COVID-19 pandemic as a result of lockdowns imposed, border closures and travel restrictions. The table below shows the 2022 market share of Brazilian airlines in routes to/from Brazil based on RPKs:

International Market Share—Airline	RPK	Market Share

LATAM	16,302,741	68.47%
Azul	5,031,688	21.13%
GOL	2,472,542	10.38%
Other	2,768,564	0.01%
Total	23,809,740	100.0%

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

74	Azul S.A.

«Table of Contents

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

Azul S.A.	75

«Table of Contents

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
Safety and Quality
We are committed to the safety and security of our customers and crewmembers as well as certified by the IATA Operational Safety Audit - IOSA, an internationally recognized quality and safety evaluation system designed to assess the operational management and control systems of an airline. We maintain an Operational Safety Team, divided into six departments: (i) Operational Safety (ii) Safety Promotion and Training, (iii) Quality and Performance, (iv) Maintenance Safety, (v) Security, (vi) Cargo Safety, and (vii) Emergency Response. All of our safety and quality team members have significant international experience in the aviation industry and some of them have previously worked for international airlines and aircraft manufacturers, which provides them not only knowledge of airline safety and quality systems, but also familiarity with the fleet we operate.
The Operational Safety and Safety Promotion and Training departments are responsible for managing safety programs such as managing Safety Reports (voluntary and mandatory), Human Factors, the Flight Data Monitoring - FDM, and Line Oriented Safety Audit - LOSA, which maximizes reactive, proactive and predictive actions to achieve high levels of safety in our operations.
The Quality and Performance department conducts audits and inspections in all operational areas in accordance with the Quality Management System. These stringent standards and requirements are key to assuring the very highest levels of safety and quality throughout the operational areas.
Maintenance Safety strictly adheres to all activities related to the Safety Management System, or SMS, including the SMS standards established by ANAC, which follows the highest recognized safety standards in the world. The International Civil Aviation Organization ranks Brazil as Category 1 in flight safety standards, the same classification held by the United States and Canada. See “Regulation.”
The Security department focuses on the protection of aviation operations against acts of unlawful interference in compliance with TSA and ANAC security protocols, being also responsible for the security of executives and VIP customers, as well as physical and electronic security at administrative and operational facilities.

76	Azul S.A.

«Table of Contents

Cargo Safety is responsible for preventing incidents during transportation of all different goods we carry in our passenger flights and in our freighter fleet. The department is also in charge of setting rules and procedures for the safe transportation of goods, being dangerous goods or regular cargo.
The Emergency Response department is responsible for training and maintaining a Special Assistance Team - SAT, composed of volunteers that are trained for emergency responses. This department also conducts regular drills, trainings and relevant media training along with our Communications Office.
Together with all the major safety programs currently in place, all of our fleet is equipped with electronic flight bags, an information management device that helps flight crew to perform flight management tasks safely. We are also the only airline in Brazil with ownership of full flight simulators. We maintain our aircraft in strict adherence to the manufacturer’s specifications and all applicable safety regulations, performing routine daily line maintenance as well as other proactive maintenance practices. We are also part of Embraer’s and Airbus’ Aircraft Integrity Monitoring Program, which provides close monitoring of malfunction trends in aircraft’s systems and components. We also strive to comply with or to exceed most health and safety standards. In pursuing these goals, we maintain an active aviation safety program, in which all our personnel is expected to participate and take an active role in the identification, reduction and elimination of hazards and threats.
We also operate the largest maintenance facility in Latin America: our hangar, recently built in our home base and major hub, Campinas. We are capable of carrying out most of our major maintenance procedures there, following the most up to date maintenance standards, along with state of the art equipment to maintain and improve several aircraft systems. Together with our main hangar, we operate another maintenance facility at Belo Horizonte’s Pampulha Airport, which serves our ATR-72 and our E-Jets fleet. We are also investing on a second location in Belo Horizonte located at the international airport.
Our ongoing focus on safety and quality is reflected in the training of our crewmembers, who are provided with the appropriate tools and equipment required to perform their job functions in a safe and efficient manner. Safety in the workplace targets several areas of our operations, including flight operations, maintenance, flight dispatch and station operations.
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

Azul S.A.	77

«Table of Contents

We are focused on increasing the efficiency and productivity of our crewmembers. As of December 31, 2022, we had 77 FTEs per aircraft. The following table sets forth the number of our crewmembers per category and the number of FTEs per aircraft at the end of the periods indicated:

	At December 31,
	2022	2021	2020

Crewmembers
Pilots	2,010	1,970	2,053
Flight attendants	3,285	3,038	3,078
Airport personnel	3,265	2,976	2,556
Maintenance personnel	2,052	2,040	1,901
Call center personnel	823	895	637
Others	2,812	2,244	1,779
Total	14,247	13,163	12,004
End-of-period FTEs per aircraft	77	78	74
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
A national union represents all airline employees in Brazil. However, we do not have a direct collective bargaining agreement with any labor unions. Binding negotiations in respect of cost of living and salary increases are conducted annually between the national union and an association representing all of Brazil’s airlines. Work conditions and maximum work hours are regulated by federal legislation and are not the subject of labor negotiations. In addition, we have no seniority pay escalation. Since our FTEs per aircraft is lower than that of our main competitor, any wage increases have a lower impact on us, thus making labor costs less significant to our operations. As a result, we believe our results of operations are less affected by labor costs than those of our main competitor.
Our compensation strategy is competitive and meant to retain talented and motivated crewmembers and align the interests of our crewmembers with our own. Salaries and benefits paid to our crewmembers, include, among others, health care, dental care, child care reimbursement, life insurance, funeral assistance, psychosocial assistance under our Anjo Azul program, school aid (granted to expatriate executive officers only), housing allowance (granted to expatriate executive officers only), salary-deduction loans, bonuses, pension plans, transportation tickets, food allowances and meal vouchers. We believe that we have a cost advantage compared to industry peers in salaries and benefits expenses due to high employee productivity measured by the average number of employees per aircraft. We also benefit from generally lower labor costs in Brazil, when compared to other countries, which is somewhat offset by lower productivity due to government requirements over employee labor conditions and taxes on payroll.
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

78	Azul S.A.

«Table of Contents

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
In August 2021, we announced a strategic partnership with Lilium, a wholly owned subsidiary of Lilium N.V., to build an exclusive “eVTOL” network in Brazil. The efforts to implement operations through eVTOL, a 100% electric airplane model with zero carbon emissions, is part of our strategy to innovate and maintain an even more sustainable business model, aligned with our ESG commitments and the best practices in the market. This potential commercial arrangement has a total value of up to US$1 billion and includes a fleet of 220 Lilium eVTOL aircraft, with anticipated delivery to commence no earlier than 2025, subject to completion of aircraft certification activities and any required regulatory approvals. This strategic alliance and aircraft order remains subject to the parties finalizing commercial terms and definitive documentation relating thereto.
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
As of December 31, 2022, we were the sole airline on 84% of our routes, we are the leading airline in 133 Brazilian cities in terms of departures and carried approximately 27 million passengers in the year ended December 31, 2022. As a result, we support smaller communities that are located far from larger metropolitan areas, boosting their local economy. In addition to our diversified domestic network, we also serve select international destinations and partner with several airlines connecting customers to global destinations.
In 2020, we reaffirmed our commitment to the United Nations (UN) Sustainable Development Goals (SDGs) and developed an increasingly engaged social action, not only around our operating stations, but also across Brazil. We are committed to building a promising future, connecting people and changing lives through the work of our team of 4,776 volunteers and social investment projects that have directly benefited over 244,235 people in 2022.
We have developed several humanitarian aid actions such as transportation of health professionals and relevant cargo, such as masks, face shields, medical equipment, medication, alcohol gel, infrastructure for the field hospital in Campinas and vaccines, as well as repatriation flights for Brazilians. In 2022, with the expansion of the war in Ukraine, we lead an initiative to raise funds for the Ukraine people, giving the opportunity for the customers who want to donate to this important cause, to purchase seats for virtual flights between São Paulo-Campinas, Brazil and Ukraine. While the flights will not be flown, the total value of the purchase will be donated to the International Committee of the Red Cross to support their efforts to aid the millions of refugees leaving Ukraine.
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
In 2022, our ESG initiatives and improvements were recognized by the market through our inclusion, for the second consecutive year, in the B3 Corporate Sustainability Index. At the same time, we also maintained our CDP performance to “B”, highlighting our engagement with environmental initiatives. Our inclusion in the ISE B3 and our CDP score represent important milestones and endorsements of this effort.
For more information about our ESG, initiatives and results visit www.voeazul.com.br/ir.

Azul S.A.	79

«Table of Contents

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
The table below shows our average fare in reais for the periods indicated, reflecting our total passenger revenue divided by passenger flight segments for such periods:

	Average Fare (R$)
Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2020	403.3	329.0	262.4	307.0
2021	304.3	316.0	374.0	474.4
2022	449.1	518.8	558.3	588.7
Intellectual Property
Brands
We have registered, applied for registration or renewed licenses for approximately 90 trademarks with the INPI including, among others, the trademarks “TUDO AZUL,” “AZUL LINHAS AÉREAS BRASILEIRAS,” “AZUL FLEX,” “AZUL PROMO,” “AZUL VIAGENS,” “VOE AZUL,” and “AZUL CARGO EXPRESS.”.
We operate software products under licenses from our vendors, including Oracle, Trax, Sabre, Navitaire, Amadeus, Comarch, Lufthansa, Sita, Jeppesen, SmartKargo, Juniper, Adobe, Service Now, Microsoft and OneTrust. Under our agreements with Embraer, ATR and Airbus we use their knowledge and proprietary information to maintain our aircraft.
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

80	Azul S.A.

«Table of Contents

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

Azul S.A.	81

«Table of Contents

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
Airport Infrastructure
Brazil currently has more than 3,300 private and public airfields. Airlines that operate regularly scheduled flights primarily use public airport infrastructure, with 98% of total passenger traffic passing through a network consisting of 65 airports.
A number of smaller, regional airports in Brazil are under the control of state or municipal governments and are managed by local governmental entities. INFRAERO is responsible for safety and security activities at the largest airports, including passenger and baggage screening, cargo security measures and airport security.
In 2011, the Brazilian government started to grant the operation of certain airports in Brazil by way of concessions following public bids. Between 2011 and 2022, 59 airports have been privatized after bid concessions, including our three hubs, Viracopos, Confins and Recife. The concessions for these airports have terms of between 20 to 30 years.
Aeroportos Brasil, the holder of the concession to operate Viracopos airport, has announced its intention to return this concession to ANAC. Aeroportos Brasil’s judicial reorganization plan was approved by its creditors on February 14, 2020, provided that Aeroportos Brasil present its request for rebidding of Viracopos airport concession to the Brazilian federal government.
On February 18, 2020, the debt restructuring court approved the judicial recovery plan and on March 19, 2020, Aeroportos Brasil filed an application to ANAC for the rebidding of Viracopos airport, in compliance with the judicial recovery plan. On July 17, 2020, the Federal Government enacted Decree No 10.427/2020, authorizing the rebidding of Viracopos airport. On June 14, 2022 CPPI Resolution 232 extended the deadline for completion of the Viracopos airport licensing process to July 16, 2024 and the auction is planned to take place in the second quarter of 2023.
In April 2021, the Grupo de Consultores em Aeroportos (GCA), a consortium made up of various private companies and a potential bidder in the auction, filed a feasibility study with the Brazilian government for a new bidding process for the concession at Viracopos airport. Public consultation on the feasibility study was held in October 2021. After ANAC approval of the feasibility study on March 8, 2022, it was sent to the Tribunal de Contas da União. At the beginning of 2022 the process was suspended due to discussions between the concessionaire and ANAC about the non-depreciated assets to be indemnified, but on December 12, 2022 the minister of the court authorized the resumption of the process.
In March 2019, the Brazilian government concluded an auction for the concession of 12 airports grouped into three regional blocks – Northeast, Midwest, and Southeast, including our third largest hub in Recife. In April 2021, the Brazilian government auctioned another 22 airports located in the Southern, Mid and Northern region of the country, concluding the 6th concession round. In August 2022, the Brazilian government auctioned another 15 airports located in the North, Southeast and Central West region of Brazil. This auction is the most important one because includes Congonhas airport.
Resolution No. 682, of June 2022 regulates airport coordination and defines rules for slot allocation at coordinated airports. Under this resolution, airports operating at a high level of occupancy of their capacity are deemed by ANAC “coordinated airports.” The following airports are currently deemed to be “coordinated airports” by ANAC: Congonhas, Guarulhos, Pampulha, Recife and Santos Dumont.

82	Azul S.A.

«Table of Contents

In July of 2014, ANAC enacted a resolution establishing new procedures to allocate slots in airports operating at full capacity. Through such allocation, we received 26 new slots at Congonhas airport. In November 2014, we started operating 13 daily flights from Congonhas airport to some of our most profitable markets including Belo Horizonte, Porto Alegre, and Curitiba, leveraging the connectivity we have in these cities and expanding our flights available to São Paulo passengers. In August 2019 ANAC announced a temporary distribution of 41 slots in Congonhas airport previously operated by Avianca Brasil, of which 15 slots were allocated to us. As a result, we adjusted our flight schedules at Congonhas airport and since September 2019, we started operating a shuttle service between Congonhas and Rio de Janeiro and between Congonhas and Belo Horizonte ceasing to operate flights to Porto Alegre and Curitiba. In 2022, Azul achieved an important advance in its presence in Congonhas. With the new rules for slot distribution defined in Resolution No. 682/2022 and the increased capacity in Congonhas operations, Azul increased its number of slots at this airport from 26 to 84. As a result, Azul will offer more scheduled flights from Congonhas to important destinations such as Brasília, Porto Alegre, Curitiba, Belo Horizonte, Recife and Rio de Janeiro as of March 26, 2023.
Due the significant impact caused by the COVID-19 pandemic, responsible for drastically reducing the number of flights, ANAC granted waiver for the rules about slots cancellations at airports coordinated for all seasons between winter 2019 and summer 2022, inclusive.
Due to the exceptional Avianca situation, ANAC amended Resolution No. 682 in June 2022 to increase the competition in congested airports. The new rules were used for the definitive distribution of the 41 slots used by Avianca Brasil at Congonhas airport, which were allocated provisionally in 2019, as well as the slots that may arise from increased airport capacity. In addition, the secondary slot market was also created, through the possibility of slot assignments between airlines from different economic groups, which reduces access and exit barriers for airlines at airports with scarce infrastructure, allows for dynamic market solutions among the players themselves, which can promote increased efficiency in the use of slots.
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
Air Transportation Service Concessions
With the "Voo Simples" (Simple Flight) program, the sector was made less bureaucratic with changes in Brazilian legislation and air services are no longer public services but are now considered economic activities of public interest subject to regulation by the civil aviation authority, in the form of specific legislation. Airports can be private or public, which can be operated directly by the government, by specialized companies of the Federal Public Administration, through agreements with states or municipalities, or by concession or authorization for third parties.
ANAC requires companies interested in operating air services to meet certain economic, financial, technical, operational and administrative requirements. The applicant must be an entity incorporated in Brazil, must have a valid Airline Operating Certificate (Certificado de Operador Aéreo – “COA”) and must comply with the ownership restrictions discussed below. ANAC has the authority to revoke a concession if the airline fails to comply with the Brazilian Aeronautical Code and any other relevant laws or regulations, including if the airline fails to meet specified service levels, ceases operations or declares bankruptcy.
ALAB’s first concession was granted on November 26, 2008 by ANAC and had a term of ten years. Therefore, on November 21, 2018, ALAB made a formal request to renew the concession. On December 6, 2018, ANAC published the renewal of concession contract for another 10 years. With the legislative changes made as part of the “Voo Simples” (Simple Flight) program, it is no longer necessary to obtain a concession to operate air services, but the regulatory requirements of ANAC and the maintenance of the COA remain. Azul's updated COA was issued on July 23, 2020, with unlimited validity, except in case of cancellation, suspension, or revocation for non-compliance with ANAC requirements. On December 23, 2022 ANAC certified Azul's compliance with all requirements for air service operation, after the agency's evaluation process.

Azul S.A.	83

«Table of Contents

Route Rights
Domestic routes
Until March 25, 2017, ANAC was the intermediary between airlines and airport operators regarding new routes, changes to existing routes and surveillance of allocated routes. After this date, pursuant to Resolution No. 440/2017, airlines negotiate the use of airport and aeronautical infrastructure directly with airport operators and providers of air navigation services prior to registering routes with ANAC. For airports defined by ANAC as “coordinated” or “of interest,” pursuant to Resolution No. 682/2022, airlines are still required to obtain slots. The implementation of Resolution No. 440/2017 permits more flexible and efficient networks to better serve demand for air services, principally in high and low seasons.
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
In 2011, United States and Brazil reached an open-skies aviation agreement to liberalize the air services and traffic between both countries, including, among other things, removal of restrictions on pricing and additional scheduled and charter services to the congested airports of São Paulo and Rio de Janeiro. Both countries agreed to a transition period of five years; however, the agreement was only approved by the Brazilian National Congress in March 2018 and sanctioned by the President in office (Michel Temer) in June 2018.In addition, Brazil and United Kingdom reached a similar agreement in December 2018 that includes unlimited flight numbers, no restriction of routes, freedom of tariffs and of codeshare between airlines.
In 2022, ANAC signed a Memorandum of Understanding with Switzerland and Suriname for the exchange of 7th freedom of air traffic rights for cargo-only services. Open Skies type agreements have been obtained with Republic of Guinea, Suriname and Kenya and agreements are under negotiation with Saudi Arabia, Bahamas, Ethiopia, Morocco, India and Benin.
Domestic Slots Policy
For certain airports that are classified as operating at a high level of occupancy of their capacity by ANAC, passenger airlines are required to obtain slots from ANAC. A slot is a predetermined period of time during which the airline is allowed to take off or land at a specific airport. To obtain domestic slots, the airline must submit a request to ANAC, and ANAC will, in turn, distribute slots to the requesting airlines in accordance with the number of new slots available as per the slot allocation calendar defined by Resolution No. 682. Airlines may transfer slots with ANAC’s prior approval. An airline may lose its rights to its slots where service provision is below the quality determined by ANAC. In these cases, the slots are distributed to other airline companies by public tender.

84	Azul S.A.

«Table of Contents

Currently, there are a five Brazilian ANAC “coordinated airports”, where slots are necessary to perform scheduled flights: Congonhas, Guarulhos, Santos Dumont, Recife, and Pampulha. All the other airports are also subject to slot coordination procedures (coordination performed by their respective airport operators instead of ANAC).
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
In July of 2014, ANAC enacted a resolution establishing new procedures to allocate slots in airports operating at full capacity. Through such allocation, we received 26 new slots at Congonhas airport. In November 2014, we started operating 13 daily flights from Congonhas airport to some of our most profitable markets including Belo Horizonte, Porto Alegre, and Curitiba, leveraging the connectivity we have in these cities and expanding our flights available to São Paulo passengers. In August 2019 ANAC announced a temporary distribution of 41 slots in Congonhas airport previously operated by Avianca Brasil, of which 15 slots were allocated to us. As a result, we adjusted our flight schedules at Congonhas airport and since September 2019, we started operating a shuttle service between Congonhas and Rio de Janeiro and between Congonhas and Belo Horizonte ceasing to operate flights to Porto Alegre and Curitiba. As a result of the new rules for slot distribution defined in Resolution No. 682/2022 and the increased capacity in Congonhas operations, in 2022 Azul increased its number of slots at Congonhas airport from 26 to 84. As a result, Azul will offer more scheduled flights from Congonhas to important destinations such as Brasília, Porto Alegre, Curitiba, Belo Horizonte, Recife and Rio de Janeiro as of March 26, 2023.
Due the significant impact caused by the COVID-19 pandemic, responsible for drastically reducing the number of flights, ANAC granted waiver for the rules about slots cancellations at airports coordinated for all seasons between winter 2019 and summer 2022 inclusive.
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
All information relating to the contractual status of an aircraft, including title documents, leases and mortgages, must be filed with the RAB in order to update public records.
Fares
Brazilian regulations allow airlines to establish their own domestic fares without prior approval from the Brazilian government or any other authority. However, ANAC regularly monitors domestic fares. In particular, under regulations published in 2010, Brazilian airlines must report their monthly prices to ANAC by the last business day of each month.

Azul S.A.	85

«Table of Contents

Baggage Charge
According to ANAC’s Resolution 400 of December 13, 2016 (General Conditions of Air Transport), which became effective on March 14, 2017 (but had its applicability and effects suspended until April 29, 2017) airlines are allowed to charge for checked baggage. On June 1, 2017, we started charging our passengers a fee for checked baggage and believe this will be an important source of revenue going forward. The legality of charging for checked baggage was confirmed by the Presidential veto of Provisional Measure MP 863/2018, which intended to prohibit charging for checked baggage.
In 2022, the Senate included the right to free baggage check in Provisional Measure MP 1,089/2021, but this was subject to a Presidential veto. The Presidential veto remains to be analyzed by the National Congress, which would need an absolute majority vote of congressmen and senators to reject the Presidential veto and establish the resumption of free checked baggage.
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
On June 17, 2019, Provisional Measure MP 863/2018 was converted into Law No 13.842/2019, amending the Brazilian Aeronautical Code, and allowed 100% of the voting stock of a company that holds a concession to provide scheduled air transportation services to be owned by foreigners, which completely opened up the market to non-Brazilian citizens. Besides that, the leadership of companies that hold a concession to provide scheduled air transportation services can now be carried by foreigners and ANAC will not need to approve any acts of formation or changes to the corporate governance structure of such companies.
Environmental Regulation
Brazilian airlines are subject to various federal, state, and municipal laws and regulations relating to the protection of the environment, including the disposal of waste, the use of chemical substances, and aircraft noise. These laws and regulations are enforced by various governmental authorities. If an airline fails to comply with these laws and regulations it may be subject to administrative and criminal sanctions, in addition to the obligation to remediate the environmental damage and/or to pay damages to third parties. In addition, Brazilian environmental law establishes a regime of strict civil liability (i.e., irrespective of fault) as well as joint civil liability, meaning that we may be held liable for violations by any third parties whom we hire, for example, to dispose of waste. Brazilian environmental law also provides for the “piercing of the corporate veil,” which imposes liability on a corporation’s controlling shareholders to ensure sufficient financial resources to cover environmental damage. Accordingly, we may be directly liable for any violations caused by ALAB and TRIP.
We seek to comply with all environmental legislation and all requirements of public authorities to avoid liabilities and limit additional expenses.

86	Azul S.A.

«Table of Contents

Environmental Permits
Under Brazilian law, the authority to grant environmental permits for facilities or activities within a state, among other activities, belongs to the state authorities, unless the environmental impact would extend beyond the state border, in which case the Brazilian federal government has jurisdiction. Municipal authorities have jurisdiction over the licensing of facilities or activities that have a local impact. Each state has the power to establish specific regulations regarding environmental licensing procedures, within the scope of general guidelines established by the Brazilian government.
Most of the requests for renewal of an environmental permit must be filed at least 120 days before its expiry. Provided that this deadline is complied with, the permit is automatically extended until the environmental authority issues its decision.
The construction, implementation, operation, expansion, or enlargement, without a permit, of any facility or activity that causes significant environmental impact, or the expansion of an activity in violation of an existing permit, subjects the violator to various penalties, including the requirement to shut down the facility or activity and fines ranging from R$500 to R$10,000,000. These penalties would therefore apply if we were to carry out any potentially polluting activity without a valid permit or in violation of the permit conditions.
We exercise caution in environmental matters and reserve the right to reject goods and services from companies that do not meet our environmental protection parameters unless confirmation of compliance is received.
Federal Technical Register
Federal Law 6938/1981 and IBAMA’s Instruction No. 13/2021 of the Brazilian Institute for the Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or IBAMA set forth that all legal entities that carry out potentially polluting activities must be registered with the IBAMA’s Federal Technical Register or CTF. This register is an instrument to promote the preservation of the environment.
Activities with a significant potential for pollution and intense use of natural resources, such as the manufacture and assemble of aircraft, besides being subject to the CTF, are also subject to the quarterly payment of the Environmental Control and Inspection Fee, or TCFA, to IBAMA.
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
Waste
Brazilian law, and particularly the National Policy on Solid Waste of 2010, provides that the transportation, management, and final disposal of waste matter may not cause damage to the environment or inconvenience public health and welfare. Brazilian legislation regulates the segregation, collection, storage, transportation, treatment, and final disposal of waste, and states that parties who outsource waste disposal to third-party providers are jointly and severally liable to the service provider.
The administrative penalties applicable to the improper discharge of solid, liquid, and gas waste, whether or not resulting in effective contamination, include, among others, an embargo of the activity or civil work and fines up to R$50 million. The costs for proper waste management will probably increase in the coming years, because of the implementation of sectorial agreements and greater regulation.
Proper transportation, treatment, and final discharge of waste depending on the waste classification for disposal. The projects are subject to prior approval by the environmental authorities. Waste treatment activities are prone to licensing.

Azul S.A.	87

«Table of Contents

In the context of the shared responsibility (responsabilidade compartilhada), the National Solid Waste Policy provides that some industrial sectors shall implement a reverse logistics (logística reversa) system, defined as the actions and procedures to enable the collection and recovery of solid residues, for reuse in the manufacture cycles, as well as in other destinations. As stated in the applicable legislation, the reverse logistics systems may be implemented jointly or individually by companies.
The reverse logistics system shall envisage the take-back of products after the consumer’s use for their reuse in the manufacturing cycle or a proper final destination. Such obligation applies to the Company as a consumer of lubricating oil, tires, etc. The reverse logistics systems of these products are currently being implemented in Brazil. Each part of the chain has specific obligations with the goal of reducing the volume of the solid residue and mitigating adverse impacts on human health and the environment.
Environmental Liability
The Brazilian Federal Constitution provides for three different types of environmental liabilities: (i) civil, (ii) administrative, and (iii) criminal. These liabilities may be applied separately and cumulatively. Any individual or legal entity (public or private) that directly or indirectly causes, by action or omission, any damage to the environment may be held liable for such damage, as well as for any violation of environmental regulation.
Brazil’s National Environmental Policy provides for strict civil liability for damages caused to the environment, which means that we can be held liable for any damage irrespective of fault. To establish strict liability, one simply has to demonstrate a cause-effect relationship between the polluter’s activity and the resulting damage to trigger the obligation to redress the environmental damage. Public Attorneys’ offices, foundations, state agencies, state-owned companies, and environmental protection associations are empowered to file public civil actions seeking compensation for environmental damages. The National Environmental Policy establishes joint liability among all the parties involved in polluting activity and that benefit directly or indirectly from it. Accordingly, the affected party or any of the other parties entitled to sue may choose to seek damages against any single responsible party, and the defendant is entitled to seek a right of recourse against all other parties involved in polluting activity. According to prevailing legal opinion in Brazil, there is no statute of limitations for claims seeking compensation for environmental damages.
Brazilian Federal Decree 6.514/2008 sets forth the infractions and administrative sanctions regarding environmental matters and the federal administrative procedure to investigate these infractions. Administrative sanctions include: (i) warnings; (ii) simple fines; (iii) daily fines; (iv) seizure of the animals, products, and subproducts of fauna and flora; (v) product destruction; (vi) product sales and manufacturing suspension; (vii) closure of the plant or construction; (viii) construction demolition; (ix) full or partial suspension of the activities; and (ix) restriction of rights.
Criminal liability for environmental matters in Brazil extends to corporations as well as to individuals. If a corporation is found criminally liable for an environmental violation, its officers, directors, managers, agents, or proxies may also be subject to criminal penalties if there is proof of their intent or fault in preventing the occurrence of the crime. The settlement of a civil or administrative lawsuit does not prevent criminal prosecution for the same violation. Freedom-restricting penalties (confinement or imprisonment) are reduced to right-restricting penalties, such as community service mandates. Criminal sanctions encompass imprisonment in the case of individuals, or dissolution or restriction of rights for legal entities. Fines may be replaced by an undertaking by the violator to take specific steps to redress the environmental damage if approved by the appropriate environmental authority. Enforcement of fines may be suspended upon settlement with environmental authorities for damage redress.
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

88	Azul S.A.

«Table of Contents

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
In order to improve the management of privacy controls and protection of personal data, including LGPD and GDPR (General Data Protection Regulation), Azul implemented, in 2021, the OneTrust tool, which permits increased controls and processes by Azul related to data protection.
Pending Legislation
In 2022, the Senate included the right to free baggage check in Provisional Measure 1,089/2021, but it was blocked by the President of the Republic. The president's move will still be analyzed by the National Congress, which will need an absolute majority vote of congressmen and senators to reject it and establish the resumption of free baggage check-in.
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

Azul S.A.	89

«Table of Contents

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

90	Azul S.A.

«Table of Contents

C.    Organizational Structure
We operate as a holding company and own 100% of our two principal subsidiaries: (i) ALAB; and (ii) IntelAzul S.A. (formerly Tudo Azul S.A.). The following organizational chart sets forth, in summary form, our material direct or indirect subsidiaries as of the date of this annual report:

AZUL S.A.
100%
100%
Azul Linhas Aéreas Brasileiras S.A.
IntelAzul S.A.
(formerly "Tudo Azul S.A.")
David Gary Neeleman
0,01%
John Peter Rodgerson
0,01%
99,99%
100%
100%
100%
100%
100%
100%
100%
100%
99,99%
ATS Viagens e Turismo Ltda.
Azul Investments LLP
Canela Investments LLC
Azul Finance LLC
Azul Finance 2 LLC
Blue Sabia LLC
Azul SOL LLC
Azul Saira LLC
Azul Conecta Ltda.
Cruzeiro Participações S.A.
100%
ATSVP – Viagens Portugal, Unipessoal LDA*
100%
Canela Turbo Three LLC
Controlling holding
Wholly owned subsidiaries
Subsidiaries based in Brazil
Subsidiaries based abroad
Individual shareholder/partner

* ATSVP was established in Portugal in March, 2023.

ALAB is our original operating subsidiary through which we operate all of our flight activities. ALAB wholly owns Azul Finance LLC and Azul Finance 2 LLC, subsidiaries incorporated in Delaware for the purpose of acquiring next-generation Airbus A320neos from Airbus and E-Jets from Embraer. ALAB also wholly owns Azul SOL LLC, a subsidiary incorporated in Delaware, through which ALAB holds the option to purchase six E-Jets under a lease structure, and Blue Sabia LLC, a wholly-owned subsidiary incorporated in Delaware, which leases certain aircraft to Portugalia – Companhia Portuguesa de Transportes Aéreos, S.A., a subsidiary of TAP.
In addition, ALAB wholly owns ATS Viagens e Turismo Ltda., a subsidiary organized in Brazil, which sells travel packages offered by our Azul Viagens business unit. ATS Viagens e Turismo Ltda., since March, 2023, wholly owns ATSVP - Viagens Portugal, Unipessoal LDA., an entity incorporated in Portugal, which is currently in the regularization stage to enable the expansion of the activities of the Azul Viagens business unit in Europe.
ALAB wholly owns TwoFlex (rebranded Azul Conecta Ltda.), a domestic airline based in the city of Jundiaí, State of São Paulo, Brazil, which offers sub-regional domestic passenger and cargo service in Brazil, increasing our connectivity. ALAB is also the Managing Partner of Azul Investments LLP, a limited liability partnership incorporated in Delaware for the issuance of debt securities in the United States. ALAB also wholly owns a non-operating subsidiary, Cruzeiro Participações S.A., located in Brazil.

Azul S.A.	91

«Table of Contents

ALAB wholly owns Canela Investments, a limited liability company incorporated in Delaware, which is the parent company of our aircraft operating companies that finance aircraft in U.S. dollars. Canela Investments wholly owns Canela Turbo Three, a limited liability company incorporated in Delaware.
We either acquire aircraft using financing obtained in the United States in U.S. dollars, or in Brazil, in reais, or lease them from third parties. Each aircraft that we purchase through financing in U.S. dollars is owned by a separate subsidiary of Canela Investments. Each subsidiary of Canela Investments owns one such aircraft and leases it to ALAB, whereas aircraft that we purchase through financing in Brazilian reais are held directly by ALAB. Aircraft that we lease from third parties under leases are owned by our relevant counterparty and leased to ALAB.
Azul Saira LLC., a wholly-owned subsidiary of ALAB and a co-lessor in the sublease contract entered with Breeze Airways, was established on December 7, 2020, in the United States.
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
Our primary corporate offices and headquarters are located in the city of Barueri, state of São Paulo, where we lease 8.213,95 square meters under three lease agreements that expire in December of 2025.
We also lease four hangars totaling 29,560.64 square meters for our full capability maintenance center in Belo Horizonte, with expirations from 2023 to 2035. We also lease one hangar in Manaus totaling 3,133.20 square meters and one in Cuiabá totaling 2,535.71 square meters for E-Jets and ATR line maintenance with leases expiring in 2024 and an undetermined period, respectively. We also lease one hangar in Campinas totaling 92.219,86 square meters, with the lease expiring in 2042. Our training facility for pilot and cabin crew education, UniAzul, located at Viracopos airport has 14,576 square meter is under a lease agreement that expires in 2027. We also lease a 9,600 square-feet warehouse and office complex, located in Fort Lauderdale within the airport area, under a lease that expired in 2022 and a new contract is under negotiation.
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

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

92	Azul S.A.

«Table of Contents

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
Principal Factors Affecting Our Financial Condition and Results of Operations
We believe our operating and business performance is driven by various factors that affect the global and Brazilian economy, the Brazilian airline industry, trends affecting the broader Brazilian travel industry, and trends affecting the specific markets and customer base that we target. The following key factors may affect our future performance. In 2022, we continued to experience some challenges from the war between Russia and Ukraine, and a sharp increase in fuel prices. However, despite the challenges, we grew as an airline during 2022, expanded our reach to 158 destinations, and won historic awards in several areas, such as being the most punctual airline in the world. We continue to sharply focus on executing our business plan for 2023. We see exciting opportunities in our passenger, loyalty, vacations and logistics businesses.
Financial markets have been negatively impacted by the current macroeconomic trends, including high interest rates, rising inflation, and more recently, the government closures of Silicon Valley Bank and Signature Bank and liquidity concerns at other financial institutions, and concerns regarding the potential for local and/or global economic recession. However, uncertainty remains over liquidity concerns in the financial services industry and potential impacts on the broader economy, and our business, our business partners, and/or industry as a whole may be adversely impacted in ways that we cannot predict at this time.
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

Azul S.A.	93

«Table of Contents

The following table shows data for real GDP, inflation and interest rates in Brazil, the Brazilian real/U.S. dollar exchange rate and crude oil prices for and as of the periods indicated.

	As of and for the Years ended December 31,
	2022	2021	2020

Real growth (contraction) in gross domestic product	2.9%	4.6%	(4.1)%
Inflation (IGP-M)(1)	5.45%	17.80%	23.10%
Inflation (IPCA)(2)	5.79%	10.00%	4.50%
Long-term rates – TLP (average)(3)	7.20%	5.30%	4.60%
CDI Rate (average)(4)	12.38%	4.40%	2.80%
LIBOR(5)	3.4%	0.3%	0.7%
Period-end exchange rate—reais per US$ 1.00	5.22	5.58	5.2
Average exchange rate—reais per US$ 1.00(6)	5.16	5.4	5.16
Average depreciation of the real vs. US$	(4.3)%	4.6%	30.7%
WTI crude price (average US$ per barrel during period)	$94.53	$67.97	$40.39
Unemployment rate(7)	9.3%	13.2%	13.5%

Source: FGV, IBGE, Central Bank, Bloomberg and Energy information administration
(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP was replaced by TLP and is the Brazilian long-term interest rate (average of monthly rates for the year).
(4)	The CDI Rate is an average of inter-bank overnight rates in Brazil (daily average for the period).
(5)	Average U.S. dollar three-month LIBOR for the year.
(6)	Average of the exchange rate on each business day of the year.
(7)	Average unemployment rate for year as measured by IBGE.
According to IBGE, the Brazilian economy grew 2.9% in 2022 mainly due to the strength of the services sector, an improved job market and fiscal stimulus from the former administration of President Jair Messias Bolsonaro in his reelection bid. This represents a clear recovery in the Brazilian economy, after a 4.1% drop in 2020 due to the pandemic and a 4.6% growth in 2021. Azul was one of the very few airlines worldwide to surpass pre-pandemic revenues already in 2021.
In terms of passenger demand as measured by RPKs, according to ANAC, the Brazilian domestic aviation market grew 28.3% for the year ended December 31, 2022, compared to a growth of 40.6% in 2021 and to a drop of 48.6% in 2020.
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
As of December 31, 2022, 25% and 15% of our domestic network overlapped with that of Gol and LATAM, respectively. At Viracopos airport, our primary hub, only 5 out of 64 domestic destinations faced direct competition from Gol or LATAM as of December 31, 2022.
In addition, we were the sole airline on 72% of our routes and 42 of the destinations we served, and the market leader in 58 cities in terms of departure as of December 31, 2022. By comparison, Gol and LATAM were market leaders in only 12 and 32 cities, respectively, as of December 31, 2022.

94	Azul S.A.

«Table of Contents

Effects of Aviation Fuel Costs
Aviation fuel costs have been subject to wide fluctuations in recent years. Fuel availability and pricing are also subject to refining capacity, periods of market surplus and shortage, and demand for heating oil, gasoline and other petroleum products, as well as meteorological, economic and political factors and events occurring throughout the world, which we can neither control nor accurately predict. We attempt to mitigate fuel price volatility through commodity forward agreements with banks or a fixed price agreement with Vibra Energia (formerly BR Distribuidora). See “Item 5.A. Operating Results —Principal Components of Our Results of Operations—Operating Expenses.” Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, the pricing of hedges and other derivative products in the market and applicable regulatory policies. Petrobras, the leading player in the Brazilian oil industry and the parent company of Vibra Energia, has a strategy to equalize aviation fuel prices to international fuel prices every month. There are also regional differences based on logistical issues and different regional taxes.
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
The table below shows our average fare in reais for the periods indicated, reflecting our total passenger revenue divided by passenger flight segments for such periods:

	Average Fare (R$)
Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2020	403.3	329.0	262.4	307.0
2021	304.3	316.0	374.0	474.4
2022	449.1	518.8	558.3	588.7
Effects of Exchange Rates, Interest Rates and Inflation
Our results of operations are affected by currency fluctuations. For the years ended December 31, 2022, 2021 and 2020, 81.6%, 88.7%, 82.9% respectively, of our revenue was domestic and therefore denominated in reais while 52.7%, 43.2% and 32.0% respectively, of our operating expenses were either payable in or affected by the U.S. dollar, such as aviation fuel, certain flight hour maintenance contract payments and aircraft insurance. We also have certain aircraft debt denominated in U.S. dollars, see “Item 5.B. Liquidity and Capital Resources—Loans and Financings.” We use short-term arrangement to hedge against exchange rate exposure related to our aircraft lease and other rent payment obligations.
We also have assets denominated in foreign currency such as security deposits, maintenance reserves, cash and equivalents, and the TAP bond, providing us with a natural hedge against our U.S. dollar denominated liabilities. In addition, our aircraft, engines, and spare parts are commercialized in U.S. dollars.
Inflation also had, and may continue to have, effects on our financial condition and results of operations. For the year ended December 31, 2022, 2021 and 2020 approximately, 22.4%, 26.7% and 28.9%, respectively, of our operating expenses, including salaries, catering and ground handling expenses were impacted by changes in inflation.
The Central Bank determines the base interest rate in order to manage inflation. Variations in interest rate affect primarily our long-term obligations subject to variable interest rates, including our loans and financing. As of December 31, 2022, 2021 and 2020, we had R$8,636.4 million, R$10,018.7 million and R$7,360.5 million respectively, in current and noncurrent loans and financing of which 14.4%, 13.6% and 21.3%, respectively, were indexed by the CDI rate, or interbank interest rate. In addition, interest rates also affect our financial income to the extent that we have investments indexed to the CDI Rate. The Central Bank has changed the base interest rate several times over the past years in order to keep inflation within its targets.

Azul S.A.	95

«Table of Contents

Principal Components of Our Results of Operations
Operating Revenue
Our operating gross revenue is primarily derived from transporting customers in our aircraft. For the year ended December 31, 2022, 91.5% of our gross revenue was derived from passenger revenue, and 8.5% was derived from cargo and other revenue.
For the years ended December 31, 2022, 2021 and 2020, 81.6%, 88.7% and 82.9% respectively of our operating net revenue was denominated in Brazilian reais. Passenger revenue is recognized either upon departure of the scheduled flight or when a purchased ticket expires unused, including revenue related to the redemption of TudoAzul points for Azul flights. Cargo revenue is recognized when transportation is provided. Passenger revenue depends on our capacity, load factor and yield. Capacity is measured in terms of ASKs, which represents the number of seats we make available on our aircraft multiplied by the number of kilometers these seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPKs, which represents the number of kilometers flown by revenue passengers, by ASKs. Yield is the average amount that one passenger pays to fly one kilometer. We use RASK, or revenue divided by ASKs, and PRASK, or passenger revenue divided by ASKs, as our key performance indicators, because we believe they enable us to evaluate the balance between load factor and yield. Since our first year of operations, we have maintained a significant RASK and PRASK premium compared to our competitors given our higher load factors and yields. We expect that our strategy will enable us to maintain that premium in the future.
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
Our largest operating expense is aviation fuel, which represented 45.2% of our total operating expenses in 2022, 32.8% in 2021 and 21.1% in 2020. Aircraft fuel prices in Brazil are much higher than in the United States, as the Brazilian infrastructure needed to produce, transport and store fuel is expensive and aviation fuel prices are controlled by a concentrated number of suppliers. Our aviation fuel expenses are variable and fluctuate based on global oil prices. Since global prices are denominated in U.S. dollars, our aviation fuel costs are also subject to exchange rate fluctuations between the real and U.S. dollar.
During the year ended December 31, 2022, the fuel price per liter increased 63.5%, from R$3.32 per barrel as of December 31, 2021 to R$5.44 per barrel as of December 31, 2022.
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

96	Azul S.A.

«Table of Contents

In addition, local taxes applicable to the sale of jet fuel are high, ranging from 0.0% to 18.0%. Different states in Brazil apply different rates of value-added tax to fuel, requiring us to continually adjust our fuel prices to optimize fuel uplift. Several states in Brazil offer a value-added fuel tax relief or subsidy to airlines that provide better connectivity between cities within the state and other domestic or international destinations. Given the size of our network and diversified fleet, we believe we pay lower value-added fuel tax rates compared to our main competitors.
Salaries and benefits paid to our crewmembers, include, among others, health care, dental care, child care reimbursement, life insurance, funeral assistance, school aid (granted to expatriate executive officers only), housing allowance (granted to expatriate executive officers only), bonuses, pension plans, transportation tickets, food allowances and meal vouchers. We believe that we have a cost advantage compared to industry peers in salaries and benefits expenses due to high employee productivity measured by the average number of employees per aircraft. We had 77 FTEs per aircraft as of December 31, 2022. We also benefit from generally lower labor costs in Brazil, when compared to other countries, which is somewhat offset by lower productivity due to government requirements over employee labor conditions and taxes on payroll.
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
Our advertising and publicity expenses include commissions paid to travel and cargo agents, fees paid to credit card companies and advertising associated with the sale of our tickets and other products and services. We believe that our distribution costs are lower than those of our competitors because a higher proportion of our customers purchase tickets directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems. We employ low-cost, innovative marketing techniques, focusing on social networking tools (Instagram, Facebook, Twitter, YouTube and Instagram) and generating word of mouth recognition, including visibly branded complimentary bus service and guerrilla marketing campaigns to enhance brand recognition and provide promotions directed at our customers. We believe that we have an advantage compared to industry peers in advertising and marketing expenses and expect this advantage will remain in the future.
Our maintenance and repair expenses consist of line maintenance checks and certain maintenance fees based on number of hours flown to access spare parts to repair aircraft and engines. Our fleet is the youngest compared to our main competitors, with an average age of 8.6 years as of December 31, 2022 and 8.8 years and 8.3 years as of December 31, 2021 and 2020, respectively. In 2020, we included the Cessna aircraft operating on Azul Conecta, raising the average age of our fleet. Excluding the 19 Cessna Caravan aircraft, the average age of our passenger operating fleet reduces to 7.1 years. As the aircraft age, our maintenance expenses tend to increase.
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
Other operating expenses, net consist of general and administrative expenses, purchased services, equipment rental, communication costs, professional fees, travel and training expenses for crews and ground personnel, provisions for legal proceedings, interrupted flights and all other overhead expenses.

Azul S.A.	97

«Table of Contents

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
We and our subsidiaries had net operating loss carryforwards of R$12.863.0 million as of December 31, 2022, represented by income tax losses and negative basis of social contribution.
Critical Accounting Policies and Estimates
For this discussion, see our audited consolidated financial statements included elsewhere in this annual report.
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

98	Azul S.A.

«Table of Contents

The following chart includes certain operating information that evidences the evolution of our business between 2008 through December 31, 2022:

			Total Aircraft at End of Period
As of	Cities Served	FTEs	Owned	Leased	Total(1)

December 31, 2008(1)	3	712	3	2	5
December 31, 2009(1)	17	1,535	8	6	14
December 31, 2010(1)	28	2,940	14	13	27
December 31, 2011(1)(2)	43	4,329	22	27	49
December 31, 2012(1)	100	8,914	50	74	124
December 31, 2013(1)	103	9,848	56	81	137
December 31, 2014(1)	106	10,501	46	107	153
December 31, 2015(1)	102	10,533	46	106	152
December 31, 2016(1)(3)	102	10,311	39	100	139
December 31, 2017(1)(3)	104	10,878	27	120	147
December 31, 2018(1)(3)	110	11,807	20	123	143
December 31, 2019(3)	116	13,189	19	147	166
December 31, 2020(4)	112	11,946	34	158	192
December 31, 2021(5)	147	12,485	37	155	192
December 31, 2022(6)	158	13,543	40	172	212

(1)	Includes aircraft held under finance and operating leases.
(2)	Includes operating information resulting from the TRIP acquisition since November 30, 2012.
(3)	Includes aircraft subleased to TAP, 15 as of December 31, 2019 and 13 as of December 31, 2020.
(4)	Includes 13 aircraft subleased to TAP and 1 subleased to Breeze Airways.
(5)	Includes 6 aircraft subleased to TAP and 3 subleased to Breeze Airways.
(6)	Includes 4 aircraft subleased to TAP and 3 subleased to Breeze Airways.

Azul S.A.	99

«Table of Contents

Comparison of the year ended December 31, 2022 to the year ended December 31, 2021

	Years Ended December 31,		Percent Change
	2022	2021

	(in thousands of reais)
Passenger revenue	14,594,945	8,811,044	65.6%
Other revenues	1,353,122	1,164,685	16.2%
Total revenue	15,948,067	9,975,729	59.9%

Aircraft fuel	(6,561,288)	(3,257,223)	101.4%
Salaries and benefits	(1,954,568)	(1,748,441)	11.8%
Airport fees	(911,246)	(677,653)	34.5%
Passenger expenses	(641,900)	(395,533)	62.3%
Maintenance	(616,209)	(546,647)	12.7%
Advertising and publicity	(699,003)	(403,987)	73.0%
Depreciation and amortization	(2,094,448)	(1,544,333)	35.6%
Impairment and onerous contracts	1,102,791	1,075,682	2.5%
Insurance	(81,665)	(62,781)	30.1%
Rental	(203,398)	(221,800)	-8.3%
Other	(1,857,578)	(2,138,218)	-13.1%
	(14,518,512)	(9,920,934)	46.3%

Operating profit (loss)	1,429,555	54,795	2508.9%

Financial income	277,289	154,280	79.7%
Financial expenses	(4,793,782)	(3,838,243)	24.9%
Derivative financial instruments, net	958,005	864,184	10.9%
Foreign currency exchange, net	1,406,566	(1,443,046)	n.a.
Financial result	(2,151,922)	(4,262,825)	-49.5%

Result from related party transactions	—	(5,178)	n.a.

Loss before income tax and social contribution	(722,367)	(4,213,208)	-82.9%

Current income tax and social contribution	—	—	n.a.
Deferred income tax and social contribution	—	—	n.a.

Loss for the year	(722,367)	(4,213,208)	-82.9%

100	Azul S.A.

«Table of Contents

The table below sets forth the breakdown of our operating revenues and expenses on a per-ASK basis for the periods indicated:

	For the Year Ended December 31,		Percent Change
	2022	2021
	(per ASK in R$ cents)

Net revenue:
Passenger revenue	36.88	28.07	31.4%
Cargo and other revenue	3.42	3.71	-7.8%
Net revenues	40.30	31.78	26.8%
Operating expenses:
Aircraft fuel	16.58	10.38	59.7%
Salaries and benefits	4.94	5.57	-11.3%
Depreciation and amortization	5.29	4.92	7.5%
Airport fees	2.30	2.16	6.5%
Passenger expenses	1.62	1.24	30.6%
Advertising and publicity	1.77	1.29	37.2%
Maintenance and repairs	1.56	1.74	-10.3%
Other operating expenses	2.63	4.31	-39.0%
Total operating expenses, net	36.68	31.61	16.1%
The table below presents our passenger revenue and selected operating data for the periods indicated.

	For the Year Ended December 31,			Percent Change
	2022		2021

Passenger revenue (in millions of reais)	R$	14,594,945	R$ 8.811.044	65.6%
Available seat kilometers (ASKs) (millions)	39,579		31,386	26.1%
Load factor (%)	79.7%		79.2%	0.5p.p.
Passenger revenue per ASK (cents) (PRASK)	36.88		28.07	31.4%
Operating revenue per ASK (cents) (RASK)	40.29		31.78	26.8%
Yield per passenger kilometer (cents)	46.25		35.46	30.4%
Number of departures	304,429		245,102	24.2%
Block hours	518,813		409,424	26.7%
Total Revenue
Total revenue increased 59.9%, or R$5,972.3 million, from R$ 9,975.7 million in 2021 to R$ 15,948.0 million in 2022, due to a 65.6% increase in passenger demand and 16.2% increase in cargo and other revenue, as explained below.
Passenger Revenue
Passenger revenue increased 65.6%, or R$5,783.9 million, from R$8,811.0 million in 2021 to R$14,594.9 million in 2022, due primarily to (i) a 27.0% growth in RPKs as a result of the recovery in passenger demand; and (ii) our ability to increase fares, clearly demonstrating our rational capacity deployment and the sustainable competitive advantages of network and business model.
Other Revenues
Other revenues increase 16.2%, or R$188.4 million, from R$1,164.7 million in 2021 to R$1,353.1 million in 2022, due mainly to the increase in revenues from cargo transportation. The performance of our cargo business in 2022 reflected the increase in demand from individual and corporate customers for package deliveries, online purchases, being a behavior enhanced as a result of the COVID-19 pandemic and also reflects Azul Cargo's connectivity strategy. Most of the observed increase was driven by the wide expansion in all segments and geographic areas of our cargo market, especially our e-commerce business. We also saw a 63.6% increase in revenues from Azul Viagens, our business unit that sells travel packages, in the year ended December 31, 2022 compared to the year ended December 31, 2021.

Azul S.A.	101

«Table of Contents

Operating Expenses
Operating expenses increased 46.3% or R$4,597.6 million, from R$9,920.9 million in 2021 to R$14,518.5 million in 2022, mainly due to (i) an increase in passenger demand, which led to a 26.1% increase in capacity, resulting in (ii) an increase in annual fuel costs by 63.5%, partially offset by the average appreciation of the real against the dollar of 4.3% during the year ended December 31, 2022 compared to the year ended December 31, 2021, which decreased dollar-denominated expenses, as explained below.
Aircraft Fuel. Aircraft fuel increased 101.4% or R$3,304.1 million, from R$3,257.2 million in 2021 to R$6,561.3 million in 2022, mostly due to a 63.5% increase in fuel price per liter and 26.1% increase in capacity, partially offset by a reduction in fuel burn per ASK, as a result of our more efficient next-generation fleet.
Salaries and Benefits. Salaries and benefits increased 11.8% or R$206.1 million, from R$1,748.4 million in 2021 to R$1,954.6 million in 2022, driven by collective bargaining agreements and a 8.5% increase in FTEs compared to 2021 to support our capacity increase of 26.1%.
Airport Fees. Airport fees increased 34.5% or R$233.6 million, from R$677.6 million in 2021 to R$911.2 million in 2022 mostly due to a 26.7% increase in block hours and 24.2% increase in departures, in addition to the effect of inflation as a result of an IPCA inflation rate of 5.8% for the year ended December 31, 2022.
Passenger expenses. Passenger expenses increased 62.3% or R$246.4 million, from R$395.5 million in 2021 to R$641.9 million in 2022, mostly due to the 17.9% increase in the number of passengers, which also resulted in an increase in the resumption of Azul’s renowned onboard service after two-year suspension due to the pandemic, a 24.2% increase in departures, as well as the effect of inflation as a result of an IPCA inflation rate of 5.8% for the year ended December 31, 2022.
Advertising and publicity. Advertising and publicity expenses increased 73.0%, or R$295.0 million, from R$404.0 million in 2021 to R$699.0 million in 2022, mostly driven by (i) an increase in expenses for credit card fees and commissions due to an increase of 59.9% in passenger revenue; (ii) an increase in commission fees as a result of an increase in cargo revenues and (iii) higher distribution costs resulting from an acceleration in demand for international flights.
Maintenance. Maintenance increased 12.7% or R$69.6 million, from R$546.6 million in 2021 to R$616.2 million in 2022, mostly driven by a higher number of maintenance events due to an increase of 24.2% in departures in 2022 compared to 2021 , partially offset by a higher share of in-house maintenance events , 4.3% average appreciation of the real against the dollar and cost savings from the renegotiation of our engine maintenance agreements.
Depreciation and Amortization. Depreciation and amortization increased 35.6% or R$550.1 million, from R$ 1,544.3 million in 2021 to R$ 2,094.4 million in 2022, mostly driven by the increase in the size of our fleet compared to 2021.
Impairment and onerous contracts. Impairment and onerous contracts. increased 2.5% or R$27.1 million, from R$1,075.7 million in 2021 to R$1,102.8 million in 2022, mainly due to the impairment reversal of 14 Embraer E-195 E1s.
Insurance. Insurance increased 30.1% or R$18.9 million, from R$62.8 million in 2021 to R$81.7 million in 2022 mainly due to the 24.2% increase in departures.
Rental. Rental decreased 8.3% or R$18.4 million, from R$221.8 million in 2021 to R$203.4 million in 2022, mainly due to (i) the 4.3% average appreciation of the real against the dollar and (ii) cost savings from the renegotiation of our contracts.
Other Expenses. Other Expenses decreased 13.1% or R$280.6 million, from R$2,138.2 in 2021 to R$1,857.6 million in 2022, mainly due to (i) a decrease in our international logistics operations which have higher cargo expenses, (ii) lower passenger claims in the period as a result of our improved customer services and (iii) the 4.3% appreciation of the real against the dollar during the year ended December 31, 2022.
Operating Profit (loss)
Operating profit increased 2,508.7%, or R$1,374.7 million, from R$1,429.5 million in 2022 to R$54.8 million in 2021. This increase is mainly due to (i) the gradual rebuilding of the network, ending the year with an increase in passenger demand during 2022 of 27.0% compared to 2021, (ii) improvement in operational efficiency, with a CASK ex-fuel in line with 2021 levels.

102	Azul S.A.

«Table of Contents

For the year ended December 31, 2022, the Company reported an operating income of R$1,429.5 million, compared to an operating income of R$54.8 million for the year ended December 31, 2021. This result is mainly due to (i) the gradual rebuilding of the network, ending the year with an increase in passenger demand during 2022 of 27.0% compared to 2021, (ii) improvement in operational efficiency, with a CASK ex-fuel in line with 2021 levels.
Financial Result
Financial Income. Financial income increased 79.7%, or R$123.0 million, from R$154.3 million in 2021 to R$277.3 million in 2022, mainly due to the increase in the average CDI for the period, from 4.4% in 2021 to 12.4% in 2022.
Financial Expenses. Financial expenses increased 24.9%, or R$955.5 million, from R$3,838.2 million in 2021 to R$4,793.8 million in 2022, mainly due to (i) the increase in the Brazilian risk-free rate to an average of 13.8% in 2022 impacting our loans and financing, (ii) an increase in the interest expense on lease liabilities on aircraft leases of R$99.5 million, due to the growth of our fleet.
Derivative Financial Instruments, net. Derivative financial instruments, net, gain increased 10.9%, or R$93.8 million, from R$864.2 million in 2021 to R$958.0 million in 2022, mainly due to the unrealized fuel hedges gain recorded in the year. As of December 31, 2022, Azul has hedged 17.6% of its expected fuel consumption for the next twelve months by using mostly heating oil derivatives.
Foreign Currency Exchange, net. The net currency exchange effect on our monetary assets and liabilities when remeasured into reais, amounted to a non-cash gain on net monetary and foreign exchange variations of R$1,406.6 million in 2022 compared to a loss of R$1,443.0 million in 2021, mainly due to the appreciation of the real against the dollar of 4.3% in 2022, resulting in an decrease in our lease liabilities and foreign currency indebtedness.
Loss for the Year
Loss for the year decreased 82.9%, or R$3,490.8 million from R$4,213.2 million in 2021 to R$722.4 million in 2022, due to the reasons explained above.

Azul S.A.	103

«Table of Contents

Comparison of the year ended December 31, 2021 to the year ended December 31, 2020

	Years ended December 31,		Percent Change
	2021	2020

	(in thousands of reais)
Passenger revenue	8,811,044	5,039,607	74.8%
Other revenues	1,164,685	704,519	65.3%
Total revenue	9,975,729	5,744,126	73.7%

Aircraft fuel	(3,257,223)	(1,508,750)	115.9%
Salaries and benefits	(1,748,441)	(1,426,637)	22.6%
Airport fees	(677,653)	(465,606)	45.5%
Passenger expenses	(395,533)	(288,327)	37.2%
Maintenance	(546,647)	(451,241)	21.1%
Advertising and publicity	(403,987)	(329,829)	22.5%
Depreciation and amortization	(1,544,333)	(1,805,553)	-14.5%
Impairment and onerous contracts	1,075,682	757,554	42.0%
Insurance	(62,781)	(61,786)	1.6%
Rental	(221,800)	(94,124)	135.6%
Other	(2,138,218)	(1,468,908)	45.6%
	(9,920,934)	(7,143,207)	38.9%

Operating profit (loss)	54,795	(1,399,081)	n.a.

Financial income	154,280	60,298	155.9%
Financial expenses	(3,838,243)	(2,514,587)	52.6%
Derivative financial instruments, net	864,184	(2,207,470)	n.a.
Foreign currency exchange, net	(1,443,046)	(4,302,540)	-66.5%
Financial result	(4,262,825)	(8,964,299)	-52.4%

Result from related party transactions	(5,178)	(713,834)	-99.3%

Loss before income tax and social contribution	(4,213,208)	(11,077,214)	-62.0%

Current income tax and social contribution	—	(11)	n.a.
Deferred income tax and social contribution	—	242,516	n.a.

Loss for the year	(4,213,208)	(10,834,709)	n.a.

104	Azul S.A.

«Table of Contents

The table below sets forth the breakdown of our operating revenues and expenses on a per-ASK basis for the periods indicated:

	For the Year Ended December 31,		Percent Change
	2021	2020
	(per ASK in R$ cents)

Operating revenue:
Passenger revenue	28.07	24.71	13.6%
Cargo and other revenue	3.71	3.45	7.5%
Total operating revenues	31.78	28.16	12.9%
Operating expenses:
Aircraft fuel	10.38	7.40	40.3%
Salaries and benefits	5.57	7.00	-20.4%
Depreciation and amortization	4.92	8.85	-44.4%
Airport fees	2.16	2.28	-5.3%
Passenger expenses	1.24	1.41	-12.1%
Advertising and publicity	1.29	1.62	-20.4%
Maintenance and repairs	1.74	2.28	-23.7%
Other operating expenses	4.31	4.19	2.9%
Total operating expenses, net	31.61	35.02	(9.7)%
The table below presents our passenger revenue and selected operating data for the periods indicated.

	For the Year Ended December 31,		Percent Change
	2021	2020

Passenger revenue (in millions of reais)	R$ 8.811.044	R$ 5.039.607	74.8%
Available seat kilometers (ASKs) (millions)	31,386	20,395	53.9%
Load factor (%)	79.2%	80.0%	-0.8p.p.
Passenger revenue per ASK (cents) (PRASK)	28.07	24.95	12.5%
Operating revenue per ASK (cents) (RASK)	31.78	28.41	11.9%
Yield per passenger kilometer (cents)	35.46	31.20	13.6%
Number of departures	245,102	158,070	55.1%
Block hours	409,424	266,881	53.4%
Total Revenue
Total revenue increased 73.7%, or R$4,231.6 million, from R$5,774.1 million in 2021 to R$9,975.7 million in 2020, due to a 74.8% increase in passenger revenue with the gradual resumption of the network, and by the 65.3% increase in cargo and other revenue.
Passenger Revenues
Passenger revenue increased 74.8%, or R$3,771.4 million, from R$5,039.6 million in 2020 to R$8,811.0 million in 2021, due primarily to (i) a 52.4% growth in RPKs as a result of the recovery in passenger demand after the COVID-19 vaccine immunization, (ii) our focus on increasing fares, (iii) a faster domestic leisure demand recovery.
Cargo and Other Revenue
Cargo and other revenue increase 65.3%, or R$460.2 million, from R$704.5 million in 2020 to R$ 1,164.7 million in 2021, due mainly to the increase in revenues from cargo transportation. The good performance of our cargo business reflected the increase in demand from individual and corporate customers for package deliveries, online purchases, being a behavior that increased as a result of the COVID-19 pandemic and also reflects Azul Cargo's connectivity strategy. Most of the observed increase was driven by the wide expansion in all segments and geographic areas of our cargo market, especially our e-commerce business. We also observed a 127.1% increase in revenues from Azul Viagens, our business unit that sells travel packages, in the year ended December 31, 2021 compared to the same period in 2020.

Azul S.A.	105

«Table of Contents

Operating Expenses
Operating expenses increased 38.9% or R$2,777.7 million, from R$7,143.2 million in 2020 to R$9,920.9 million in 2021, mainly due to (i) the gradual increase in demand, which led to a 53.9% increase in capacity, resulting in higher variable expenses, (ii) an increase in fuel costs of 115.9% and (iii) the average devaluation of 4.6% of the real against the dollar during fiscal year 2021 compared to the same period in 2020, which increased dollar-denominated expenses.
Aircraft Fuel. Aircraft fuel increased 115.9% or R$1,748.5 million, from R$1,508.7 million in 2020 to R$3,257.2 million in 2021, mostly due to (i) a 53.9% increase in capacity, and (ii) a 43.3% increase in fuel price per liter. On an ASK basis, aviation fuel increased by 40.3%.
Salaries and Benefits. Salaries and benefits increased 22.6% or R$321.8 million, from R$1,426.6 million in 2020 to R$1,748.4 million in 2021,primarily due to (i) a 2.4% increase in total employees, due to higher fixed salary and benefits costs from our labor agreements and (ii) higher capacity, partially offset by the lower non-cash accounting impact of long-term incentives, driven by the reduction in share price and corresponding volatility, to be realized over 6 to 10 years. On an ASK basis, wages and benefits expense decreased 20.4% compared to the same period last year.
Airport Fees. Airport fees increased 45.5% or R$212.0 million, from R$465.6 million in 2020 to R$677.6 million in 2021, mostly due to (i) a 53.4% increase in block hours, (ii) a 55.1% increase in departures and (iii) the gradual increase in demand. In terms of ASK, the landings fees decreased by 53.2%
Passenger expenses. Passenger expenses increased 37.2% or R$107.2 million, from R$288.3 million in 2020 to R$395.5 million in 2021, mostly due to (i) a 57.6% increase in passengers, (ii) a 55.1% increase in departures and (iii) a 53.9% increase in ASKs as a result of the gradual recovery of our network. In terms of ASK, passenger expenses decreased by 12.1%.
Advertising and publicity. Advertising and publicity expenses increased 22.5%, or R$74.2 million, from R$ 329.8 million in 2020 to R$404.0 million in 2021 mostly due to (i) a 74.8% increase in passenger revenue, resulting in an increase in expenses for credit card processing fees and commissions paid to travel agencies, and (ii) an increase in agent commission expense due to the 65.3% increase in cargo revenue. Advertising and publicity expenses per ASKs decreased by 20.4% when compared to 2020.
Maintenance. Maintenance increased 21.1% or R$95.4 million, from R$451.2 million in 2020 to R$546.6 million in 2021, mostly due to (i) an average devaluation of 4.6% of the Brazilian real against the U.S. dollar during 2021 compared to 2020, and (ii) a 55.1% increase in departures as a result of the gradual increase in demand. In terms of ASK, costs with maintenance reduced 23.7% when compared to 2020.
Depreciation and Amortization. Depreciation and amortization decreased 14.5% or R$261.2 million, from R$1,805.5 million in 2020 to R$1,544.3 million in 2021, mainly to a decrease in right of use assets, resulting from the renegotiation of lease agreements with lessors in 2020, partially offset by the increase in the size of our fleet. In terms of ASK, depreciation and amortization decreased by 44.4% when compared to the same period of the previous year.
Impairment and onerous contracts. Impairment and onerous contracts. increased 42.0% or R$318.1 million, from R$757.5 million in 2020 to R$ 1,075.6 million in 2021, mainly due to a partial reversal of the E1 impairment due to the extended use of those aircraft.
Insurance. Insurance increased 1.6% or R$0.9 million, from R$61.8 million in 2020 to R$62.8 million in 2021, mainly due to the 55.1% increase in departures.
Rental. Rental increased 135.6% or R$127.7 million, from R$ 94.1 million in 2020 to R$ 221.8 million in 2021, mainly due to the 55.1% increase in departures as a result of the gradual increase in demand.
Other Expenses. Other Expenses increased 45.6% or R$669.3 million, from R$1,468.9 million in 2020 to R$2,138.2 million in 2021, mainly due to (i) expenses related to the growth of our logistics business, engine rental, and (ii) the average depreciation of 4.6% of the Brazilian real against the U.S. dollar during 2021 compared to the same period in 2020.

106	Azul S.A.

«Table of Contents

Operating Profit (loss)
For the year ended December 31, 2021, the Company reported an operating income of R$54.8 million, compared to an operating loss of R$1,399.1 million for the year ended December 31, 2020. This result is mainly due to (i) the gradual increase in demand, ending the year with an increase in passenger demand in 2021 of 53.9% compared to 2020, (ii) improvement in operational efficiency, with a CASK ex-fuel in line with 2021 levels.
Financial Result
Financial Income. Financial income increased 155.9%, or R$94.0 million, from R$ 60.3 million in 2020 to R$154.3 million in 2021, mainly due to the increase in the average CDI for the year, from 2.8% in 2020 to 4.4% in 2021.
Financial Expenses. Financial expenses increased 52.6%, or R$1,323.6 million from R$ 2,514.6 million in 2020 to R$3,838.2 million in 2021, mainly due to (i) a R$864.5 increase in interest expenses on lease liabilities related to aircraft leasing in view of contractual renegotiations that resulted in an increase in the discount rate and (ii) the average depreciation of 4.6% of the Brazilian real against the US dollar in 2021 compared to 2020.
Derivative Financial Instruments, net. Gain in derivative financial instruments used for the hedging of our exposure to fuel price variation and foreign currency debt payments of R$864.2 million in 2021 compared to a loss of R$2,207.5 million in 2020 mainly due to unrealized gains related to fuel hedge contracts resulting from the sharp rise in fuel prices as a result of the recovery in demand for crude oil.
Foreign Currency Exchange, net.. The net currency exchange effect on our monetary assets and liabilities when remeasured into reais, amounted to a non-cash loss on net monetary and foreign exchange variations of R$1,443.0 million in 2021 compared to a loss of R$4,302.5 million in the same period of the prior year, due to the depreciation of the real against the dollar of 4.6% between December 31, 2020 and December 31, 2021, resulting in an increase in our capitalized leases and foreign currency indebtedness.
Loss for the Year
Loss for the year was R$4,213.2 million for the year ended December 31, 2021 compared to a net loss of R$10,834.7 million for the year ended December 31, 2020, due to the reasons explained above.
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

Azul S.A.	107

«Table of Contents

In the period between the end of the year and the disclosure of the financial statements included herein, we initiated several negotiations with lessors seeking to reduce leasing obligations by strengthening the partnerships established over the years with these stakeholders.
Pursuant to a material fact disclosed by the Company on March 5, 2023, commercial agreements were entered into with lessors representing more than 90% of its lease liabilities, subject to certain conditions and corporate approvals being met.

These agreements represent a significant part of a comprehensive plan that aims to strengthen Azul's cash generation and improve its capital structure, in addition to delivering 100% of previously agreed amounts to lessors, through a combination of long-term debt and equity priced on a restructured balance sheet.
Based on these agreements, the lessors have reduced Azul's lease payments to eliminate differences negotiated during the Covid-19 pandemic, as well as the difference between Azul's contractual lease rates and current market rates. In exchange, the lessors will receive a negotiable bond maturing in 2030 and Azul’s shares.
On April 4, 2023, the Company entered into a deferral agreement with certain lessors, comprising 57 aircraft, in which it was agree to defer certain rental payments due from January 2023, up to June 2023, amounting to US$144.3 million. Repayment of such lease payments to be concluded until the end of 2024.
On the same date, the Company entered into an agreement requesting and obtaining a temporary forbearance from its lessors related to certain rights arising in respect of possible defaults under existing leases.
As of December 31, 2022, our total cash position consisting of cash and cash equivalents and short-term and long-term investments, was R$1,401.4 million as of December, 2022 compared to R$3,981.9 million as of December 31, 2021. The cash position decreased after paying over R$6.2 billion in leases, loans, deferral repayments, interest and capital expenses by Net cash generated from operating activities.
We believe that we will continue to be able to access equity and debt capital markets if and when necessary. The table below presents our cash flows from operating, investing and financing activities for the periods indicated:

	For the Year Ended December 31,
	2022	2021	2020
	(in thousands of reais)
Cash Flow
Net cash provided by (used in) operating activities	2,437,315	(310,616)	976,230
Net cash used in investing activities	(639,852)	(684,890)	(403,833)
Net cash (used in) provided by financing activities	(4,203,587)	812,635	933,506
Exchange rate changes on cash and cash equivalents	673	191,855	(88,968)
(Decrease) Increase in cash and cash equivalents	(2,405,451)	8,984	1,416,935
Net Cash Provided By (Used In) Operating Activities
Net cash provided by operating activities in 2022 was R$2,437.3 million compared to net cash used in operating activities of R$310.6 million in 2021. The increase of the operating cash flows was mainly due to (i) and increase in passenger demand in 2022 after the decreasing effects of the COVID-19 pandemic, (ii) the removal of governments restrictions on travel, (iii) better favorable macroeconomic conditions and (iii) the positive trend in fuel costs.
Net Cash Used In Investing Activities
Net cash used in investing activities was R$639.9 million in 2022, compared to net cash used in investing activities of R$684.9 million in 2021. The decrease in cash used in investing activities is mostly related to a decrease (i) in cash from short-term investments of R$89.1 million in 2022 and (ii) R$518.7 million cash received on sale of property and equipment, partially offset by an increase in cash used in the acquisitions of property and equipment of R$628.2 million.

108	Azul S.A.

«Table of Contents

Net Cash (Used In) Provided By Financing Activities
Net cash used in financing activities was R$4,203.6 million in 2022, compared to net cash provided by financing activities of R$812.6 million in 2021. The increase in net cash used in financing activities was mainly due to (i) an increase in loans and financing repayment; (ii) a decrease in loans and financing proceeds; (iii) an increase in lease payment and (iv) and increase in reverse factoring.
Contractual Obligations
Our non-cancellable contractual obligations (in thousands of R$) as of December 31, 2022 included the following:

	2023	2024-2025	2026-2028	>2028	Total
	Less than 1 year	1 to 2 years	3 to 5 years	More than 5 years
	(in thousands of R$)
Commitments for future aircraft acquisition	2,025,240	3,513,850	4,722,712	3,704,081	13,965,883
Lease liabilities	3,560,903	4,971,554	3,952,747	2,097,629	14,582,834
Non-aircraft loans	474,275	2,061,650	3,124,275	—	5,660,200
Debentures	67,091	1,661,766	331,361	—	2,060,218
Aircraft loans	458,596	297,469	30,258	1,909	788,232
Interest payable on bonds	127,770				127,770
Interest on lease liabilities	827,007	2,770,990	4,601,194	4,007,172	12,206,364
Total	7,540,882	15,277,280	16,762,548	9,810,791	49,391,500
Loans and Financings
As of December 31, 2022, our total debt was R$23,219.2 million, and our total debt including sublease receivables was R$23,043,2 million. Excluding the convertible debentures, total debt was R$21,639.5 million as of December 31, 2022, a 4.9% decrease compared to December 31, 2021.
The following tables set forth our short-term and long-term loans and financing as of December 31, 2022 and 2021:

	At December 31,
	2022	2021
	(in thousands of reais)

Short-Term Debt
Local currency	669,307	635,117
Foreign currency (U.S. Dollars)	427,168	353,808
Lease liabilities	4,025,948	3,497,665
Senior Notes	31,254	34,465
Total short-term debt	5,153,677	4,521,055
Long-Term Debt
Local Currency	639,102	877,169
Foreign currency (U.S. Dollars)	1,651,887	2,617,709
Lease liabilities	10,556,885	11,392,910
Senior Notes	5,217,700	5,500,463
Total long-term debt	18,065,574	20,388,251
Total loans and financing	23,219,251	24,909,306

Azul S.A.	109

«Table of Contents

The following table sets forth the financial charges and balances of our aircraft and non-aircraft debt and excludes lease liabilities as of the periods indicated:

			As of December 31,
	Financial Charges		2022	2021

Aircraft financing(1)
In local currency (R$)	6.2%, Selic + 5.5%	Monthly repayment	61,566	112,368
In foreign currency (U.S.$)(1)	6%	Monthly and quarterly payment	730,673	1,093,514
Non-aircraft financing:
In foreign currency (U.S.$)	1% to 7.3%	Monthly and semi-annual payment	5,193,618	5,539,930
In local currency (R$)	2.9% , CDI + 3.9%	Monthly and quarterly payment	499,672	666,901
Debentures (R$)	CDI + 5%	Quarterly	747,170	733,017
Convertible debenture (R$)	6%	Semi-annual payment	1,403,719	1,873,001
			8,636,418	10,018,731

(1)	Aircraft financing includes lease liabilities and financing agreements with respect to our aircraft, flight simulators and related equipment.
As of December 31, 2022, we had 172 leased aircraft and engines with an aggregate balance of R$13,585.8 million and 40 owned aircraft and engines held under loans, with an aggregate outstanding balance of R$811.5 million, with the underlying aircraft serving as security and 14 owned aircraft, which are in property, plant and equipment at the net amount of depreciation of R$1,691.7 million. Of our passenger contractual fleet of 172 aircraft, four ATRs are subleased to TAP, and three Embraer E1s are subleased to Breeze Airways as of December 31, 2022. Our non-aircraft secured loans, aircraft leases and aircraft debt financing contain customary covenants and restrictions, such as default in case of change of control and termination, or non-renewal of the agreement. The Company previously requested a waiver from the counterparties and obtained it in 2022.
Capital Expenditures
Our gross capital expenditures (acquisitions of property, equipment and intangibles) for the years ended December 31, 2022, 2021, 2020, totaled R$1,451.1 million, R$776.8 million and R$452.7 million, respectively. Most of these expenditures are related to the acquisition of new aircraft, engines, engine overhaul and aircraft equipment such as spare parts. Other capital expenditures include IT systems and facilities.
Capital expenditures increased compared to the previous years as a result of the gradual increase in passenger demand due to COVID-19. Compared to the COVID-19 pre-pandemic period the decrease was mostly due to a higher share of maintenance checks performed in-house in 2022 and higher acquisition of spare parts and capitalization of engine overhaul events in the COVID-19 pre-pandemic period.
We typically hold our aircraft under leases agreements or aircraft loans. Although we believe financing should be available for all of our future aircraft deliveries, we cannot assure you that we will be able to secure them on terms attractive to us, if at all. To the extent we cannot secure these and other financing, we may be required to modify our aircraft acquisition plans or incur higher than anticipated financing costs. We expect to meet our operating obligations as they become due through available cash, internally generated funds and credit lines. We believe that our cash provided by operations and our ability to obtain financing (including through leases and aircraft debt-financing), by already approved lines of credit with financial institutions, as well as our ability to obtain leases and issue debentures in the Brazilian capital market, will enable us to honor our current contractual and financial commitments.
For additional information relating to our commitments for future acquisition of aircraft, see “Note 30. Commitments” to our audited consolidated financial statements.
Off-Balance Sheet Arrangements
As a result of full retroactive adoption of IFRS 16 – Leases as of January 1, 2019, we do not have off-balance sheet arrangements, as our operating lease obligations are now reflected in our financial statements.

110	Azul S.A.

«Table of Contents

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
D.    Trend Information
While we have experienced economic crises in the past, and our management remains committed to achieving its long-term targets, we cannot at this point predict how and if the COVID-19 global pandemic will continue to evolve, including novel variants of the virus or other infectious diseases, and affect demand for air travel in Brazil and, consequently, our results. Although in 2022 there was an increase in air passenger volumes (pursuant to data released by ANAC, the Brazilian civil aviation regulator, 82.2 million people were transported by airplanes in 2022 in Brazil, an increase of 31.4% compared to 2021), the COVID-19 pandemic, and the global economic downturn caused in part by the COVID-19 pandemic, may continue to affect sources of demand for air travel and decreases in corporate travel may persist. The COVID-19 pandemic is moderating and governments restrictions on travel are being removed, however our priority is the health and safety of our crewmembers and customers and measures can be taken if needed.
We believe that our business model, strong cash position and balance will enable us to continue to weather the economic impact of the COVID-19 pandemic. Although we cannot predict how quickly air travel will recover from the economic impact caused by the COVID-19 pandemic, prior unexpected demand shocks have been followed by quick recoveries in air travel. Also, in the long-term, we believe that demand for passenger aircraft travel in the markets we serve will continue to grow as travel remains underpenetrated in Brazil compared to other developed economies. Under normal economic conditions, we believe there is a strong growth opportunity in airline service on routes not served by us or underserved routes among larger, medium-sized, and regional cities in Brazil. In addition, we believe there is an opportunity to leverage our domestic network connectivity by serving additional select international destinations. For a discussion of the impact of the COVID-19 pandemic on our business, see “ Item 3.D. Risk Factors—The COVID-19 pandemic and the resulting economic slowdown and volatility in the Brazilian and global financial and capital markets had, and may in the future continue to have, a material adverse effect on our business, financial condition, liquidity and results of operations”, and “Item 3.D. Risk Factors—The outbreak of highly contagious diseases worldwide, such as the COVID-19 pandemic, led and may continue to lead to major disruptions and greater volatility in global capital and financial markets, resulting in negative pressure on the world economy, including the Brazilian economy, impacting the trading market of our shares, including in the form of ADSs, our debt ratings and our access to financing.”
Since the start of the COVID-19 pandemic, carriers such as ourselves have seen a significant decrease in passenger and cargo revenue resulting from a significant decrease in flights in Brazil and internationally. Due to the uncertainties associated with the COVID-19 pandemic and the indeterminate length of time it will affect the air transportation industry, we have taken certain proactive measures to secure our liquidity position including renegotiating the terms of agreements with our aircraft lessors, our Brazilian and international creditors, our employees and their unions and with international airport and regulatory authorities. As we have indicated in our public statements, our focus now is to take advantage of our competitive position and optimize it for the post COVID-19 pandemic world so that we can become even more efficient, flexible and in a better position to explore future opportunities.
Developments in Brazil’s political landscape, including the current political and social tension caused by the 2022 presidential election in Brazil, may also impact us. Uncertainty regarding political developments and over whether the current government of President Luis Inácio Lula da Silva or future Brazilian governments will implement changes in policy or regulation affecting these or other factors in the future, aggravated by the impacts of the COVID-19 pandemic, and the escalation of the conflicts in Ukraine, may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our preferred shares, including in the form of ADSs.
In addition, largely as a result of the conflict between Russia and Ukraine, Brent oil prices sharply increased from about US$75 per barrel at the end of 2021 to US$128 per barrel on March 8, 2022. As of December 31, 2022, the Brent oil price was US$86 per barrel, and there is no assurance that Brent oil prices will further increase in the future.
Furthermore, global macroeconomic performance may be adversely affected by current turmoil in global banking industry, particularly after the failure of two U.S. banks and the forced sale of Credit Suisse in March 2023.
We cannot predict what policies the current Brazilian government will adopt or whether such policies will have adverse consequences for the Brazilian economy or adversely affect us. However, we expect demand for air travel to increase steadily in 2023. We expect that most of the increased demand for air travel will come from the international market.

Azul S.A.	111

«Table of Contents

E.    Critical Accounting Estimates
For this discussion, see our audited consolidated financial statements included elsewhere in this annual report.
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
The members of our board of directors are elected at a shareholders’ meeting in accordance with the terms and conditions of our bylaws, Brazilian corporate law, Shareholders’ Agreement, and the regulations of the Level 2 segment of the B3. The members of our board of directors are elected for terms of two consecutive years and can be re-elected and removed at any time by our shareholders at a general shareholders’ meeting. In addition, pursuant to our bylaws, the chairman of the board of directors will be appointed by our shareholders at a general shareholders’ meeting.
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
Currently, our board of directors is composed of 11 members, elected in accordance with the Shareholders’ Agreement, three of whom were appointed by TRIP’s former shareholders, one of whom was appointed by Calfinco and the remainder were appointed by David Neeleman. On April 29, 2021, nine current members were reelected and two new members were appointed to our board of directors. One director was appointed by Calfinco (Mr. Patrick Wayne Quayle), replacing Calfinco’s previous appointee, and one director was appointed by David Neeleman (Mr. Peter Allan Otto Seligmann, an ESG specialist). At the extraordinary general meeting held on December 29, 2022, the shareholders of the Company accepted the resignation submitted by the board member, Mr. Gelson Pizzirani, and elected Mrs. Renata Faber Rocha Ribeiro as a board member, further advancing the Company's commitment to make efforts to promote gender equality, as per the favorable opinion of the Company's ESG Committee, at a meeting held on November 7, 2022. Ten members of our board of directors are independent members, according to the regulations of the Level 2 segment of the B3.
Under our bylaws and in conformity with regulations of the Level 2 segment of the B3, at least two or 20%, whichever is greater, of the members of our board of directors must be independent, and must be expressly identified as so at the time of election. Pursuant to Brazilian corporate law, members of our board of directors who are also shareholders of the company may not vote in any shareholders’ meetings or vote in any decision regarding any transaction in which there is a conflict of interest with such member.

112	Azul S.A.

«Table of Contents

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
In 2022, we paid our board of directors a fixed aggregate compensation amount totaling approximately R$4.2 million for services rendered. The members of our board of directors are also granted stock-based compensation as a long-term incentive, see “Item 6.B. Management Compensation—Stock-Based Incentive Plans.” In addition, as a benefit, our directors receive passenger tickets on our flights.
As of December 31, 2022, we have entered into contractual arrangements, insurance policies and other instruments structuring compensation or indemnification mechanisms for our directors, as applicable.
The table below sets forth the name, title, election date, expiration date of the term of office, and the date of birth of each of the current members of our board of directors:

Name	Title	Election Date(1)	Mandate Term	Date of Birth

David Gary Neeleman	Chairman	April 29, 2021	April 28, 2023	October 16, 1959
Sérgio Eraldo de Salles Pinto	Vice-Chairman(2)	April 29, 2021	April 28, 2023	September 24, 1964
Carolyn Luther Trabuco	Independent Member(2)	April 29, 2021	April 28, 2023	April 15, 1969
Michael Paul Lazarus	Independent Member(2)	April 29, 2021	April 28, 2023	May 20, 1955
José Mario Caprioli dos Santos	Independent Member(2)	April 29, 2021	April 28, 2023	July 11, 1971
Decio Luiz Chieppe(3)	Independent Member(2)	April 29, 2021	April 28, 2023	May 14, 1960
Renan Chieppe(3)	Independent Member(2)	April 29, 2021	April 28, 2023	April 06, 1962
Gilberto de Almeida Peralta	Independent Member(2)	April 29, 2021	April 28, 2023	May 03, 1957
Patrick Wayne Quayle	Independent Member(2)	April 29, 2021	April 28, 2023	November 22, 1978
Peter Allan Otto Seligmann	Independent Member(2)	April 29, 2021	April 28, 2023	September 30, 1950
Renata Faber Rocha Ribeiro	Independent Member(2)	December 29, 2022	April 28, 2023	June 01, 1980

(1)	Refers to date of most recent election.
(2)	Independent according to the regulations of the Level 2 segment of the B3.
(3)	Renan Chieppe and Decio Luiz Chieppe are relatives.
The business address of each member of our board of the directors is Avenida Marcos Penteado de Ulhôa Rodrigues, n. 939, 8th floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, Zip Code 06460-040, in the city of Barueri, State of São Paulo - Brazil.

Azul S.A.	113

«Table of Contents

The following discussion contains summary biographical information relating to each of the members of our board of directors:
David Gary Neeleman, a dual Brazilian and U.S. citizen, is our Chairman of our board of directors and served as Chief Executive Officer until July 2017, since he founded Azul in January 2008. Prior to Azul, Mr. Neeleman founded JetBlue, where he was the Chief Executive Officer from 1998 to 2007 and Chairman from 2002 to 2008. Mr. Neeleman’s career in the airline industry began in 1984 when he co-founded Morris Air. As president at Morris Air, he implemented the industry’s first electronic ticketing system and pioneered a home reservationist system that is now the foundation of JetBlue’s call center. Mr. Neeleman sold Morris Air in 1993 and took the electronic ticketing to Open Skies. He sold Open Skies to Hewlett Packard in 1999. Mr. Neeleman was also co-founder of WestJet Airlines and served as a member of its board of directors from 1996 to 1999. Mr. Neeleman currently also serves as CEO and Chairman on Breeze Airways, as well as a member of the board of directors of Azorra Aviation LLC. as announced on July 2, 2022, and as a member of the board of directors of Lilium N.V., since September 2021.
Sérgio Eraldo de Salles Pinto is our Vice-Chairman of our board of directors, having been elected as an independent member since March 10, 2008. Mr. Sergio is CEO of Grupo Bozano and currently also serves as an external member of the Audit, Risk and Ethics Committee of Embraer, member of Investment Committees of Crescera Capital, CEO of Legend Capital and representative member of the Shareholders Committee of Conglomerado Alfa. In addition to the positions currently held, he served as a member of the board of directors of large companies, such as Netpoints, Embraer, Votorantim S.A. and Votorantim Finanças S.A., having also served as officer of Banco Bozano, Simonsen S.A., and as Chairman of Bozano Simonsen Securities in London. Mr. Sergio holds a degree in Economics and Electrical Engineering from the Universidade de Brasília and a master degree in Economics from Fundação Getúlio Vargas - Rio de Janeiro, and a master degree in Business Administration from the Pontifícia Universidade Católica - Rio de Janeiro.
Carolyn Luther Trabuco has been an independent member of our board of directors since March 10, 2008. Mrs. Trabuco is the founder of Thistledown Advisory Group LLC, an advisory firm that works with companies focusing on high growth disruptive industry opportunities created by ESG and sustainability driven investment demand. Prior to founding Thistledown, she was a portfolio manager and senior advisor at Phibro Energy Trading LLC, with responsibility for investing in global resources, oil and energy equities. Prior to that, Mrs. Trabuco was a portfolio manager and senior equity research analyst at Pequot Capital Management where she established the firm’s investment presence in global metals, mining and steel and investments in Brazil. Mrs. Trabuco began her investment career in Equity Research at Fidelity Investments and later at the Wall Street firms Lehman Brothers, Montgomery Securities and First Union Capital Markets. Mrs. Trabuco also serves as an independent member of the board of directors of Critical Metals Corp., to be the operator of Europe’s first fully licensed lithium mine, as well as a member of the board of directors and Audit Committee for Sizzle Acquisition Corp., listed on the NASDAQ. In January 2023, Ms. Trabuco has joined as a new member of the Board Diversity Initiative of the NYSE. She graduated from Georgetown University (A.B.) and Sacred Heart University (MPA).
Michael Paul Lazarus has been an independent member of our board of directors since February 20, 2013. Currently Mr. Lazarus manages LAZCAP, a family office investing in seed and early-stage growth companies. Mr. Lazarus co-founded Weston Presidio Capital, a private equity firm focused on growth companies, in 1991 and currently serves as one of its Managing Partners. Mr. Lazarus was also a founding partner of Main Post Partners, a San Francisco, California, based growth equity fund. Prior to the formation of Weston Presidio Capital, he served as Managing Director and Director of the Private Placement Department of Montgomery Securities. He was previously the founding Chairman of JetBlue Airways and served on the board of directors for the airline as well as on the boards of directors of Restoration Hardware, Morris Air, Guitar Center, Fender Musical Instrument Corp., Integro, Jimmy John’s LLC, and numerous privately held companies. Mr. Lazarus graduated with a bachelor’s degree in Accounting from Grove City College. Mr. Lazarus is a guest lecturer at various business schools throughout the United States.
José Mario Caprioli dos Santos is a member of our board of directors, having been our Vice President of Institutional Relations from February 18, 2014 to March 9, 2020, and Chief Operating Officer from August 15, 2012 to February 18, 2014. Mr. Caprioli was the founder of TRIP, where he served as the Chief Executive Officer from 1998 to 2013. Mr. Caprioli holds a bachelor’s degree in business administration from Pontifícia Universidade Católica - Campinas. He also attended a specialization course on public transportation at Universidade de Campinas and a capital markets program at Columbia University. He currently also serves as an independent member of the board of directors of four more companies.
Decio Luiz Chieppe has been an independent member of our board of directors since August 15, 2012. He is also Vice President at Grupo Águia Branca for Innovation and Finance and a member of the board of directors of Vix Logística S.A.. During his career, Mr. Chieppe has held leadership positions at all Grupo Águia Branca companies, including his current position, from 1993, and as the Chief Executive Officer of certain Grupo Águia Branca’s companies from 1978 to 1993. Mr. Chieppe holds a degree in Business Administration from the Universidade Federal do Espírito Santo and an executive master’s degree in finance from IBMEC. He also completed an executive skills, tools and competencies program (STC), at the J.L. Kellogg Graduate School of Management and the PGA (Programa de Gestão Avançada - Advanced Management Program) at INSEAD – The Business School For the World.

114	Azul S.A.

«Table of Contents

Renan Chieppe has been an independent member of our board of directors since August 15, 2012. He serves as Vice-President of Grupo Águia Branca – Passenger Division, having held the position of Chief Executive Officer of Grupo Águia Branca until December 2022, for a term of 4 years. Mr. Chieppe is a member of the board of directors of VIX Logística S.A., and in addition to serving as President of the Federation of Transport Companies of the state of Espírito Santo (Federação das Empresas de Transportes do Espírito Santo) - Fetransportes, he also was the President of ABRATI (Brazilian Association of Land Passenger Transport Companies). Mr. Chieppe holds a degree in Business Administration from Faculdades Integradas Espírito-Santenses, with a specialization in Advanced Management from Fundação Dom Cabral.
Gilberto de Almeida Peralta has been an independent member of our board of directors since August 24, 2018. With more than 40 years of experience in the aviation sector, Mr. Peralta has held led positions at General Electric-GE global conglomerate, including the positions of Chief Executive Officer of GE Brasil, General Manager of GE Capital Aviation Services in Latin America and Caribbean, having also held the position of Vice President at GE Aviation in France, where he led the Airbus aircraft area. Mr. Peralta holds a bachelor’s degree in Civil and Mechanical Engineering from the Universidade Católica de Petrópolis, and currently also serves as Chairman of Helibras - Helicópteros do Brasil S.A., an Airbus Group subsidiary, as well as an independent director of Ascensus Group.
Patrick Wayne Quayle has been an independent member of our board of directors since April 29, 2021. Mr. Quayle has more than 15 years of experience across positions at United, American, and Continental Airlines. Mr. Quayle is currently Senior Vice President, Global Network Planning and Alliances at United Airlines, where he is responsible for the company’s nearly $50 billlion route portfolio, global alliance partnerships, and enterprise fleet strategy. He has led the launch of more than 80 new international routes and has been instrumental in the order of more than 600 new aircraft at United Airlines. Mr. Quayle received his Bachelor of Arts from Rice University, his MBA from the University of Bath, and was named to Crain’s Chicago Business 40 Under 40.
Peter Allan Otto Seligmann has been an independent member of our board of directors since April 29, 2021. He is the CEO and co-founder of Nia Tero, an entity which works alongside Indigenous peoples and local communities in securing their rights, cultures, and well-being through agreements that secure the vitality of their oceans and lands. Mr. Seligmann is also the Chairman and former CEO, of Conservation International (CI), a global nonprofit organization he co-founded in 1987. Under Mr. Seligmann’s leadership, CI emerged as one of the most impactful conservation organizations in the world. CI, working in over 40 nations, has become a cutting-edge leader in valuing and sustainably caring for nature for the well-being of people. For nearly 40 years, Mr. Seligmann has been an influential and inspiring voice in conservation. He works in partnership with governments, communities, and businesses to find innovative and pragmatic solutions to ensure the sustainability of our natural resources. Mr. Seligmann is a Director at First Eagle Holdings, Inc. He is a member of the Council on Foreign Relations, serves on the advisory board of BDT & Company, and also serves on the boards of the Mulago Foundation, Lafayette Square, Only One and Glassybaby. He was also named to the Enterprise for the America’s Board by President Clinton in 2000. He holds a Master of Science in Forestry and Environmental Science from Yale University and a Bachelor of Science in Wildlife Ecology from Rutgers University. Mr. Seligmann has Honorary Doctorates in Science from Michigan State University and Rutgers University.
Renata Faber Rocha Ribeiro has been an independent member of our board of directors since December 29, 2022. She holds a degree in Business Administration from Fundação Getúlio Vargas - FGV, and worked at BTG Pactual Group since August 2020, where she holds the position of ESG Director for Exame magazine. Prior to that, Mrs. Ribeiro accumulated over 15 years of experience in Equity Research at Itaú BBA, in the transportation, logistics and capital goods sectors, being recognized by Institutional Investor magazine's ranking as one of the best analysts in Latin America in these sectors, between 2005 and 2017. Mrs. Ribeiro also studied Leadership in Sustainability and Corporate Responsibility at London Business School, and has been active in several partnerships and projects aimed at advancing the sustainability agenda. She also has been an independent member of our Audit Committee since December 8, 2022.

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

Azul S.A.	115

«Table of Contents

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
Our executive officers can be removed by our board of directors at any time. Pursuant to the regulations of the Level 2 segment of the B3, each executive officer must, prior to taking office, sign an instrument of consent (Termo de Anuência dos Administradores).
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
The table below indicates the name, title, date of birth and date of election of each of the current members of our board of executive officers:

Name	Title	Election Date	Mandate Term	Date of Birth

John Peter Rodgerson	Chief Executive Officer	January 12, 2023	January 12, 2025	June 11, 1976
Alexandre Wagner Malfitani	Chief Financial Officer and Investor Relations Officer	January 12, 2023	January 12, 2025	August 21, 1972
Abhi Manoj Shah	Chief Revenue Officer	January 12, 2023	January 12, 2025	September 27, 1978
Antônio Flávio Torres Martins Costa	Chief Technical Officer	January 12, 2023	January 12, 2025	August 28, 1951
The following discussion contains summary biographical information relating to each of the members of our board of executive officers:
John Peter Rodgerson has been our Chief Executive Officer since July 24, 2017. Prior to this position, Mr. Rodgerson was our Chief Financial and Investor Relations Officer, responsible for the Financial Planning and Analysis, Treasury and Accounting areas of the Company. Mr. Rodgerson worked with David Neeleman on the original business plan for the incorporation of the Company, being one of its founding members. He also was the Chief Executive Officer of the Company’s operating subsidiary, ALAB, between August 2019 and October 2022. Mr. Rodgerson also served as Planning and Financial Analysis Officer at JetBlue Airways from 2003 to 2008. He previously worked for IBM Global Services from 2001 to 2003. He holds bachelor’s degree in Finance from Brigham Young University has been our Chief Executive Officer since July 24, 2017.
Alexandre Wagner Malfitani is our Chief Financial Officer and Investor Relations Officer since July of 2017. Previously, Mr. Malfitani was the head of our TudoAzul loyalty program and our Finance and Treasurer Officer. Mr. Malfitani joined the Company in 2008 as one of the airline’s founding members. Before joining the Company, Mr. Malfitani worked at United Airlines in Chicago, United States of America, in several leadership positions, including general treasury officer. Before that, he worked for five years in the finance industry, including as fund manager at Deutsche Bank, as well as a trader at Credit Agricole Indosuez Wealth Management. Mr. Malfitani has an MBA with honors from the Kellogg School of Management and a bachelor’s degree in engineering from Universidade de São Paulo. He is also a Chartered Financial Analyst – CFA®.
Abhi Manoj Shah has been our Chief Revenue Officer since September 5, 2014, and one of the founding members of the Company. Before joining our team, he worked at JetBlue Airlines from 2004 to 2008, as well as at Boeing from 2000 to 2004. Mr. Shah was elected on October 5, 2022 as President of our operating subsidiary, ALAB, in addition to serving as President of the subsidiary ATS Viagens e Turismo Ltda. since July 2017. Mr. Shah holds a bachelor’s degree in aerospace engineering from the University of Texas and a master’s degree in Aerospace Engineering from the University of Washington.

116	Azul S.A.

«Table of Contents

Antonio Flávio Torres Martins Costa is the Chief Technical Officer of the Company since March 2020. Mr. Costa joined the Company in 2008 as part of the founding team, being responsible for the flight initial certification process of our operating subsidiary ALAB at ANAC. After that, he held the position of Logistics Officer at the Company, responsible for structuring and consolidating the areas of airport infrastructure and non-aeronautical procurement, in addition to developing Azul Cargo’s business. Since May 2012, he has served as Chief Technical Officer of Chief Technical Officer of our operating subsidiary ALAB and since May 2020 he has been Chief Executive Officer of Azul Conecta Ltda., a subsidiary dedicated to sub-regional aviation. With nearly half a century of experience in the airline industry, Mr. Costa served as Chief Operating Officer at Pluna S.A., Varig and Ocean Air. He holds a Telecommunication Engineering degree from Nuno Lisbon University, with MBA in Business Logistics and in Business and Information Technology from Fundação Getúlio Vargas – FGV. Currently, Mr. Costa is also a master’s student in Supply and Logistics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ).
Fiscal Council
Pursuant to Brazilian corporate law, a fiscal council is a corporate body independent from a company’s management and independent auditors. A fiscal council may be either permanent or non-permanent. The Company have not elected any fiscal council members as of December 31, 2022, but a non-permanent fiscal council may be installed at any time at the request of shareholders, as described below. If installed, the primary responsibilities of our fiscal council would include monitoring management activities, reviewing our financial statements each quarter, and reporting its findings to our shareholders. If installed, fiscal council members would be entitled to annual compensation in the form of a fixed salary.
The fiscal council, if installed, will be composed of three members who are residents of Brazil and their respective alternates. Under Brazilian corporate law, a non-permanent fiscal council may be installed at the request of shareholders representing at least (i) 10% of the outstanding common shares; or (ii) 5% of the preferred shares and, once installed, the fiscal council will serve until the first annual shareholders’ meeting following its establishment. Pursuant to CVM Resolution n. 70, listed corporations with outstanding capital stock valued at more than R$150 million, such as us, may reduce these percentages to: (i) 2% of the outstanding common shares; or (ii) 1% of the preferred shares. In addition, each group of preferred shareholders (irrespective the percentage of shares held) and minority shareholders representing a minimum of 10% of or outstanding common shares is entitled to elect one fiscal council member and the corresponding alternate by a separate vote. In this case, our controlling shareholders may elect the same number of council members as the minority shareholders (common and preferred), plus one. The fiscal council may not include members of our board of directors or our board of executive officers, employees of controlled companies or any company from within our economic group, or relatives of our managers. Brazilian corporate law requires each fiscal council member to receive as compensation an amount equal to at least 10% of the average individual annual salary of executive officers, excluding benefits and other allowances, or profit-sharing arrangements. Fiscal council members are further required to comply with the rules of the Level 2 segment of the B3.
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
Short-term variable compensation is based on targets that, if reached, entitle the officer to an annual bonus based on his or her individual performance. The targets are established at the beginning of the year based on our strategic plan. The main performance indicators considered for purposes of variable compensation are operating margin, customer satisfaction, crewmember satisfaction and on-time performance. For managers, half of the short-term variable compensation is based on our performance, and the other half is based on the individual’s performance. For officers, 80% of the short-term variable compensation is based on our performance, and 20% is based on the individual’s performance. On the other hand, our long-term variable compensation involves the grant of stock and restricted share options. In addition, our officers receive benefits in line with market practices, which include medical, dental and life insurance, meal vouchers and passenger tickets on our flights.
Only the independent members of our board of directors, according to the regulations of the Level 2 segment of B3, receive compensation for their service through either a monthly fixed amount or a fixed amount per meeting attended.
Certain of our executives receive additional benefits, such as an allowance package for school fees and housing for our expatriate executive officers. Under this package, ALAB has given a guarantee of rent and other payments under two lease agreements for family housing in Brazil. In addition, our directors, officers and non-statutory officers are entitled to free airline tickets for their immediate family.

Azul S.A.	117

«Table of Contents

The aggregate compensation expense incurred to our directors, executive officers and officers in the years ended December 31, 2022, 2021 and 2020 was R$ 41.3 million, R$ 43.1 million, and R$ 66.8 million, respectively, including stock options.
Due to the reduction in the value of our shares, in the year ended December 31, 2022, from R$24.36 to R$11.01 per share and the partial cancellation of grants, there was a decrease in the estimated remuneration of Phantom Shares and, consequently, a reversal of the expense accounted for in previous periods in the approximate amount of R$ 48 million.
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
On December 11, 2009, we established our first stock option plan, which consists of three programs:
•The first program was established on December 11, 2009 and terminated on December 31, 2010. The options granted to each beneficiary under this first program vested in 48 equal monthly installments. The vested, options under this program became exercisable upon the pricing of our initial public offering. The strike price under this program, after accounting for the stock splits that we carried out subsequent to the date of grant, is R$3.42 per preferred share. On December 11, 2009, our compensation committee authorized the issuance of 5,718,400 preferred options (after giving effect to the two-for-one stock split on February 23, 2017) for our officers, executives and key employees, however, only 5,032,800 preferred options (after giving effect to the two-for-one stock split on February 23, 2017) were granted under this first program
•The second program, which extends to our statutory and non-statutory officers, was established on March 24, 2011. The options granted to each beneficiary under this second program vested in 48 equal monthly installments and authorized the issuance of 1,648,000 preferred options (after giving effect to the two-for-one stock split on February 23, 2017). The vested options under this program became exercisable upon the pricing of our initial public offering. The strike price under this program, after accounting for the stock splits that we carried out subsequent to the date of grant, is R$6.44 per preferred share, which was calculated based on a valuation of our shareholders’ equity at the time. Due to the granting of additional options under this program, the Special Shareholder’s Meeting held on April 27, 2011 approved an amendment to our charter authorizing a capital increase and a limit of 7,366,400 preferred shares (after giving effect to the two-for-one stock split on February 23, 2017); however, only 1,572,000 preferred options (after giving effect to the two-for-one stock split on February 23, 2017) were granted under this second program.
•The third program was established on April 5, 2011, authorizing the issuance of 685,600 preferred options (after giving effect to the two-for-one stock split on February 23, 2017), which were remaining from the first program. The options granted to each beneficiary under this third program vested in 48 equal monthly installments. The vested options under this program became exercisable upon the pricing of our initial public offering. The strike price under this program (after giving effect to the two-for-one stock split on February 23, 2017) is R$6.44 per preferred share, which was calculated based on a valuation of our shareholders’ equity at the time. Only 656,000 preferred options (after giving effect to the two-for-one stock split on February 23, 2017) were granted under this third program
As of December 31, 2022, we have 274,370 outstanding shares under this first stock option plan.
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
There were six programs approved under the second stock option plan:
•On June 30, 2014, our compensation committee approved the first share-based program, authorizing 2,169,122 options (after giving effect to the two-for-one stock split on February 23, 2017). The strike price under this program is R$19.15 per preferred share.

118	Azul S.A.

«Table of Contents

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
•On August 8, 2022, our compensation committee approved the fifth share-based program, authorizing 1,774,418 options. The strike price under this program is R$11.07.
•On August 8, 2022, our compensation committee approved the sixth share-based program, authorizing 1,514,999 options. The strike price under this program is R$11.07.
As of December 31, 2022, we have 4,995,335 outstanding shares under this second stock option plan.
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
As of December 31, 2022 one program was approved under the third stock option plan. Such program was approved on March 14, 2017, by board of directors, which approved the first share based program authorizing options which when exercised will represent 9,343,510 preferred shares. The strike price for the first program is R$11.85 per preferred share. Under this program, our board of directors will determine the granting of options under our third stock option plan for each of our eligible statutory officers based on the achievement of certain milestones to be established by our board of directors with the guidance of our Compensation Committee. In the case of David Neeleman, the granting of options is conditioned on him maintaining a position as an officer or on our board of directors. The options granted to each beneficiary under the third stock option plan vest in five equal annual installments. Once vested, options under this program may be exercised during the 15 day period following the relevant annual vesting date.
On September 9, 2022, we established our fourth stock option plan on the general shareholders’ meeting, to serve as an incentive program for the main officers, managers and/or key employees of the Company and/or its direct or indirect controlled companies, authorizing the issuance of options resulting in up to 13,800,000 preferred shares, encompassing the respective first and second programs, as approved by our board of directors on August 19, 2022, and by our Compensation Committee on August 18, 2022:
•On August 19, 2022, our board of directors approved, subject to the effective approval of the fourth stock option plan, the first program, authorizing the granting of options representing up to 8,900,000 preferred shares. The strike price under this first program is R$11.07 per preferred share.
•On August 19, 2022, our board of directors approved, subject to the effective approval of the fourth stock option plan, the second program, authorizing the granting of options representing up to 4,900,000 preferred shares. The strike price under this second program is R$11.07 per preferred share.

Azul S.A.	119

«Table of Contents

 Under each program, our board of directors will determine the granting of options under our fourth stock option plan for each of our eligible statutory officers based on the achievement of certain milestones to be established by our board of directors with the guidance of our Compensation Committee. The options granted to each beneficiary under the fourth stock option plan vest in five equal annual installments.
The table below shows, as of December 31, 2022 the total number of stock options granted to all beneficiaries, and the number of options that have already vested, in each case after accounting for the stock splits carried out subsequent to the date of grant:

Stock Option Plan	Total Number/ Amount of Stock Options Granted	Number of Stock Options Outstanding

First Stock Option Plan
First Program	5,032,800	182,870
Second Program	1,572,000	84,000
Third Program	656,000	7,500
Second Stock Option Plan
First Program	2,169,122	740,013
Second Program	627,810	199,864
Third Program	820,250	299,796
Fourth Program	680,467	471,745
Fifith Program	1,774,418	1,774,418
Sixth Program	1,509,499	1,509,499
Third Stock Option Plan
First Program	9,343,510	—
Fourth Stock Option Plan
First Program	8,900,000	8,900,000
Second Program	4,900,000	4,900,000
Restricted Share Units (RSU)
On June 30, 2014, we also established our restricted share units, or RSUs, plan. Under the restricted share units plan, the participants were granted a fixed monetary amount which would be converted into a quantity of restricted preferred shares equal to the monetary value in the event of an IPO. The restricted share granted to each beneficiary under the plan vests in four equal annual installments. As of the pricing of our initial public offering, the beneficiaries became vested in the restricted shares. Prior to our initial public offering, at the end of each year of the vesting period, we paid the beneficiaries in cash the portion corresponding to the value of the restricted shares already vested, at fair value and without any additions. In 2022, 2021 and 2020, respectively, 479,098, 495,093 and 244,947 restricted shares were transferred to the beneficiaries of the plan.
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

120	Azul S.A.

«Table of Contents

The first program of the second restricted share units plan establishes that 1,382,582 shares will be allocated to the first program.
The second program of the second restricted share units plan establishes that 300,000 shares will be allocated to the second program.
The third program of the second restricted share units plan establishes that 671,186 shares will be allocated to the third program.
The table below shows, as of December 31, 2022, the total number of RSUs and the number of RSUs that have been granted and outstanding:

RSU Plan	Total RSUs Granted	Total RSUs Outstanding	Fair Value as of Grant Date (in reais)

First RSU Plan
First Program	487,670	-	R$ 21.00
Second Program	294,286	-	R$ 21.00
Third Program	367,184	-	R$ 21.00
Fourth Program	285,064	-	R$ 24.17
Fifth Program	291,609	-	R$ 24.43
Sixth Program	170,000	33,043	R$ 51.65
Seventh Program	335,593	330,593	R$ 11.72
Second RSU Plan
First Program	1,382,582	578,576	R$ 21.80
Second Program	300,000	194,803	R$ 42.67
Third Program	671.186	658,386	R$ 11.72
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
The Board of Director´s Meetings held on August 8 and 19 , approved the cancellation of up to 5,022,850 virtual stock options under the Company´s Second Virtual Stock Option Plans.

Virtual Stock Option Plan	Total Options Granted	Total Options Outstanding

First Virtual Stock Option Plan
First Program	707,400	83,646
Second Program	405,000	13,277
Second Virtual Stock Option Plan
First Program	3,250,000	173,743
Second Program	1,600,000	50,088
Third Program	580,000	5,718

Azul S.A.	121

«Table of Contents

Directors’ and Officers’ Insurance
Our directors and officers have been covered by liability insurance since our inception. Our current directors’ and officers’ insurance policies, which we entered into on March 17, 2023, are provided by Zurich Minas Brasil Seguros S.A. and Akad Seguros S.A., are renewable each year, being due for renewal on March 17, 2024. The insurance premium is US$ 1,367,080.00 and US$ 532,289.00, respectively. Together, the policies have maximum coverage of US$ 20,000,000.00. This policies covers damages or costs in the event our directors or officers suffer losses as a result of a lawsuit for alleged wrongful misconduct while acting in their capacity as directors or officers. See “Item 7.B. Related Party Transactions—Arrangements with Directors and Officers.”
C.    Board Practices
Our bylaws determine that our board of directors shall be composed of 5 to 14 members. The members of our board of directors are elected at a shareholders’ meeting in accordance with the terms and conditions of our bylaws, Brazilian corporate law, Shareholders’ Agreement, and the regulations of the Level 2 segment of the B3. The members of our board of directors are elected for terms of two consecutive years and can be re-elected and removed at any time by our shareholders at a shareholders’ meeting. In addition, pursuant to our bylaws, the chairman of the board of directors will be appointed by our shareholders at a general shareholders’ meeting. For more information on board practices, see “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.”
Audit Committee
Our audit committee is composed of three members who are elected by our board of directors and the majority of which must be independent members. According to our bylaws, at least two members of our audit committee shall be independent members of our board of directors. The members shall be appointed for a two-year term of office, being permitted reelection, with a limit of ten consecutive years in office. Upon reaching the ten consecutive year limit, members will become eligible to serve on this committee again after three years from the end of his or her last term of office. The audit committee is responsible for: (i) advising our board of directors regarding the selection of independent auditors; (ii) reviewing the scope of the audit and other services provided by our independent auditors; (iii) evaluating and monitoring related party transactions; and (iv) evaluating our internal controls, among other things. The members of our audit committee are Renata Faber Rocha Ribeiro, Gilberto Peralta and Sérgio Eraldo de Salles Pinto (coordinator), all of whom are independent members of the audit committee under applicable SEC and NYSE rules. As of December 31, 2022 all members of our audit committee have either satisfied the independence requirements of the SEC and NYSE applicable to audit committees of foreign private issuers or qualified for an exemption under the applicable rules. At least one member of the audit committee is an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act.
Compensation Committee
Our compensation committee is composed of three members who are elected by our board of directors, two of which shall be independent members of the board of directors, according to the regulations of the Level 2 segment of the B3. Our compensation committee’s principal responsibilities include: (i) reviewing corporate goals; (ii) evaluating certain executive compensation arrangements as well as the performance of key executives; and (iii) recommending compensation, incentive-compensation and stock option, restricted share and virtual stock option plans to the board of executive officers. The current members of our compensation committee are David Gary Neeleman, Sérgio Eraldo de Salles Pinto and Carolyn Luther Trabuco, all of whom are directors of our Company. Their mandates are for an unlimited duration, until the board of directors replaces them. As a foreign private issuer, we are not required to comply with the SEC rules applicable to compensation committees.

122	Azul S.A.

«Table of Contents

Environmental, Social & Governance Committee
Our environmental, social and governance committee (or “ESG Committee”) was created on December 23, 2013 and is currently composed of four members who are elected by our board of directors. At least two members of the ESG Committee shall be independent members of the board of directors, according to the regulations of the Level 2 segment of the B3. The currently members of our ESG Committee are: Michael Paul Lazarus (coordinator), Renan Chieppe, Carolyn Luther Trabuco, and Peter Allan Otto Seligmann, elected at the meeting of our board of directors held on August 9, 2021, to be ratified by the next General Shareholder’s Meeting. On August 9, 2021, our board of directors approved the conversion of the corporate governance committee into ESG Committee, also updating and approving its Internal Regulations. Our ESG Committee’s principal responsibilities include: (i) Develop and carry out the continuous evaluation of the ESG plan and strategy instituted by the Company, verifying the consolidation of the orchestrated action plans, as well as other proposals and initiatives involving the topic in question, preparing the organizational model in reference in line with internal procedures to be taken and the organizational structures required to implement the ESG Plan; (ii) Review and support the Board of Executive Officers in the preparation of updates, amendments and innovations to the Code of Ethic and Conduct of the Company; (iii) Recommend the adoption, adhesion, entry, maintenance or continuity of the Company in "Protocols", "Principles", "Agreements", "Pacts", "Initiatives" and "Treaties" national or international, directly or indirectly related to ESG; (iv) Participate in the preparation and updating of reports that demonstrate the Company's ESG performance to interested parties (stakeholders); (v) Provide support in maintaining the Related-Party Transactions Policy of the Company, in order to express its opinion about potential conflicts of interest among members of the board of directors and the Company; and (vi) Express an opinion about: (a) the sale or transfer of the Company’s fixed assets in amounts greater than three percent (3%) of the net earnings recorded in the Company’s consolidated financial statements of the last fiscal year, whenever such transactions are outside the ordinary course of business of a company operating in the same industry wherein the Company operates; (b) any transaction with related parties, in accordance with the provisions of the Related Parties Transactions Policy of the Company; and (c) contracting any financial obligation not provided for in the annual plan or budget of the Company or its subsidiaries, which amount, in Reais, is greater than US$200 million, converted by the PTAX rate published by the Central Bank on its webpage on the day of the transaction.
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

Azul S.A.	123

«Table of Contents

A national union represents all airline employees in Brazil. However, we do not have a direct collective bargaining agreement with any labor unions. Binding negotiations in respect of cost of living and salary increases are conducted annually between the national union and an association representing all of Brazil’s airlines. Work conditions and maximum work hours are regulated by federal legislation and are not the subject of labor negotiations. In addition, we have no seniority pay escalation. Since our FTEs per aircraft is lower than that of our main competitor, any wage increases have a lower impact on us, thus making labor costs less significant to our operations. As a result, we believe our results of operations are less affected by labor costs than those of our main competitor.
Our compensation strategy is competitive and meant to retain talented and motivated crewmembers and align the interests of our crewmembers with our own. Salaries and benefits paid to our crewmembers, include, among others, health care, dental care, child care reimbursement, life insurance, funeral assistance, psychosocial assistance under our Anjo Azul program, school aid (granted to expatriate executive officers only), housing allowance (granted to expatriate executive officers only), salary-deduction loans, bonuses, pension plans, transportation tickets, food allowances and meal vouchers. We believe that we have a cost advantage compared to industry peers in salaries and benefit expenses due to high employee productivity measured by the average number of employees per aircraft. We also benefit from generally lower labor costs in Brazil, when compared to other countries, which is somewhat offset by lower productivity due to government requirements over employee labor conditions and taxes on payroll.
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
As of December 31, 2022, we had 14,247 total employees, an increase of 8.2% compared to December 31, 2021.
E.    Share Ownership
As of December 31, 2022, David Gary Neeleman, the chairman of our board of directors and our controlling shareholder, holds directly and indirectly 622,406,638 of our common shares, representing 67.00% of the common shares of our capital stock, José Mario Caprioli dos Santos, our director, indirectly holds 167,455,106 of our common shares, representing 18.03% of our capital stock. Decio Luiz Chieppe and Renan Chieppe, our directors, indirectly hold 139,103,314 of our common shares, representing 14.97% of our capital stock.
For a description of our stock option plans granted to our directors and executive officers, see “Item 6.B. Directors, Senior Management and Employees—Management Compensation—Stock-Based Incentive Plans.”
F.    Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
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
As of the December 31, 2022, 67.00% of our outstanding common stock was held by one record holder in the United States and approximately 66.45% of our outstanding preferred shares were traded in Brazil and 33.55% of our outstanding preferred shares were held as ADRs.

124	Azul S.A.

«Table of Contents

The following table shows the beneficial ownership of our capital stock following as of December 31, 2022.

Name	Common Shares	Percentage of Outstanding Common Shares	Total Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Capital Stock	Economic Interest

David Neeleman(1)	622,406,638	67.00%	7.329.683	2,18%	49,80%	4,49%
Chieppe family(2)	139,103,314	14.97%	5.919.235	1,76%	11,47%	2,23%
Caprioli family(3)	167,455,106	18.03%	8.761.805	2,61%	13,93%	3,16%
Bozano Group(4)	—	0.00%	20.135.071	6,00%	1,59%	5,79%
Calfinco(5)	—	0.00%	26.995.316	8,04%	2,13%	7,76%
BlackRock Inc	—	0.00%	16.839.771	5,02%	1,33%	4,84%
Others	—	0.00%	249.088.697	74,22%	19,70%	71,58%
Executive officers and directors(6)	—	0.00%	203.830	0,06%	0,02%	0,06%
Treasury	—	0.00%	350.000	0,10%	0,03%	0,10%
Total	928,965,058	100.00%	335.623.408	100,00%	100,00%	100,00%

(1)
Consists of shares beneficially owned by David Neeleman, founder and controlling shareholder of Azul. The record holders of these shares are David Neeleman and Saleb II Founder 1 LLC. David Neeleman is a U.S. resident and has a domicile in Brazil at Avenida Marcos Penteado de Ulhôa Rodrigues, n. 939, 8th floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, Zip Code 06460-040, in the city of Barueri, State of São Paulo - Brazil. David Neeleman is our Chairman. The address for Saleb II Founder 1 LLC is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware, Zip Code 19801. David Neeleman’s economic interest is 49.77%. David Neeleman, entered into a personal loan in 2019, in the total amount of US$30 million, using part of his Azul preferred shares as collateral. The impact of the COVID-19 pandemic in the markets triggered a margin call on his loan, and given the speed of the developments and the fact that Mr. Neeleman had no liquidity and no other investments in the sector, including TAP and Breeze Airways, there was no time to access other sources of capital. Accordingly, Mr. Neeleman had to sell a portion of his preferred shares to satisfy the margin call on his loan. As a result, on April 14, 2020, the Company announced that David Neeleman’s non-voting position was reduced from 11,432,352 preferred shares, representing 3.47% of this class of shares, to 2,116,004 preferred shares during the month of March 2020 and in December 2020, David Neeleman increased his preferred shares position to 3,853,897 preferred shares and 622,406,638 common shares. Additionally, Mr. Neeleman reaffirmed that he did not actively sell any of his Azul shares.

(2)
Consists of shares beneficially owned by Renan Chieppe and Decio Luiz Chieppe. The record holders of these shares are Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda. The address for Trip Participações S.A. is Avenida Mário Gurgel, n. 5030, Setor Centro Administrativo Águia Branca, Sala 108, Vila Capixaba, Zip Code 29145-901, Cariacica, Espírito Santo, Brazil. The address for Trip Investimentos Ltda. is Rodovia BR 262, km 5, s/n, Vila Capixaba, Zip Code 29145-901, Cariacica, Espírito Santo, Brazil. The address for Rio Novo Locações Ltda. is Avenida Mário Gurgel, n. 5030, Setor Centro Administrativo Águia Branca, Sala 208, Vila Capixaba, Zip Code 29145-901, Cariacica, Espírito Santo, Brazil. Renan Chieppe and Decio Luiz Chieppe are residents of Brazil and their business address is at Avenida Marcos Penteado de Ulhôa Rodrigues, n. 939, 8th floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, Zip Code 06460-040, in the city of Barueri, State of São Paulo - Brazil. Renan Chieppe and Decio Luiz Chieppe are independent members of our board of directors.

(3)
Consists of shares beneficially owned by José Mario Caprioli dos Santos. The record holder of these shares is Trip Participações S.A. and Trip Investimentos Ltda. The address for Trip Participações S.A. is Avenida Mário Gurgel, n. 5030, Setor Centro Administrativo Águia Branca, Sala 108, Vila Capixaba, Zip Code 29145-901, Cariacica, Espírito Santo, Brazil. The address for Trip Investimentos Ltda. is Rodovia BR 262, km 5, s/n, Vila Capixaba, Zip Code 29145-901, Cariacica, Espírito Santo, Brazil. José Mario Caprioli dos Santos is a resident of Brazil and his business address is at Avenida Marcos Penteado de Ulhôa Rodrigues, n. 939, 8th floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, Zip Code 06460-040, in the city of Barueri, State of São Paulo - Brazil. He is an independent member of our board of directors.

(4)
Consists of shares beneficially owned by Julio Rafael de Aragão Bozano. The record holders of these shares are Kadon Empreendimentos S.A. and Bozano Investments LLC. The address for Bozano Investments LLC. and Kadon Empreendimentos S.A. is Rua Visconde de Ouro Preto, 5, 11th floor (part), Botafogo, Zip Code 22250-180, Rio de Janeiro/RJ, Brazil. Julio Rafael de Aragão Bozano is a resident of Brazil and his address is Rua Visconde de Ouro Preto, 5, 11th floor (part), Botafogo, Zip Code 22250-180, Rio de Janeiro/RJ, Brazil.

(5)	Consists of shares owned beneficially and of record by Calfinco Caymans Ltd.
(6)	Consists of shares held by Carolyn Luther Trabuco, Sérgio Eraldo de Salles Pinto, and indirectly by John Peter Rodgerson, the sole member of Saleb II Founder 11 LLC., and, as such, holder of voting and dispositive power with respect to the shares held by Saleb II Founder 11 LLC. However, shares held by David Neeleman, Renan Chieppe, Decio Luiz Chieppe and José Mario Caprioli dos Santos are not being reported as being held by executive officers and directors, as they are being reported as held by David Neeleman, the Chieppe family and the Caprioli family, respectively.
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

Azul S.A.	125

«Table of Contents

Registration Rights Agreement
On August 3, 2016, we entered into a fifth amended and restated registration rights agreement, or the Registration Rights Agreement, with our main shareholders that gave them certain rights to register additional preferred shares held by them with the SEC for future sale.
Under the Registration Rights Agreement, at any time commencing six months following the initial public offering of our shares, shareholders owning a majority of our preferred shares that are not registered under the Securities Act at that time and that are entitled to registration rights thereunder may require us to file a registration statement covering the sale or distribution of the preferred shares owned by them. We must also include in that registration statement any preferred shares owned by any other main shareholder of our Company.
Additionally, shareholders who own 35% of our preferred shares that are not registered under the Securities Act may require us to file a registration statement on Form F-3 at any time. We must also include in that registration statement any preferred shares owned by any other main shareholder of our Company.
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
Dividends are subject to approval by the Annual Shareholders’ Meeting.
The Company has not distributed dividends for the fiscal years ended December 31, 2022, 2021 and 2020.
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

126	Azul S.A.

«Table of Contents

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
In March 2021, we announced an amendment to the shareholders’ agreement where Hainan is no longer a shareholder of the Company, and therefore Hainan has no further rights and obligations under this Agreement and Calfinco US transferred all the rights to Calfinco Cayman.
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

Azul S.A.	127

«Table of Contents

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
Arrangements with Directors and Officers
We have entered into indemnity agreements with three of our directors pursuant to which we agree to indemnify and hold each of them harmless for certain losses arising out of their respective positions as directors excluding any willful misconduct, fraud or gross negligence, see “Item 6.B. Management Compensation—Directors’ and Officers’ Insurance.”
Service Agreements with Águia Branca Participações S.A.
On January 1, 2013, the Company entered into an agreement with Águia Branca Participações S.A., one of its main shareholders, for the sharing of information technology resources during an indefinite period, which was subsequently amended four times. These transactions were ratified and approved at the meeting of our board of directors, held on February 22, 2022, with the abstentions of two of the Directors, Decio Luiz Chieppe and Renan Chieppe. The amounts payable under these agreements are based on the services actually rendered. We paid R$52 thousand, R$52 thousand, and R$51 thousand in connection with these agreements in 2022, 2021, and 2020, respectively.

128	Azul S.A.

«Table of Contents

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
Sublease of Aircraft to Breeze Airways
On March 2, 2020 our shareholders approved the execution of up to 28 sublease agreements with Breeze Airways, a U.S. start-up airline founded by our controlling shareholder. All E-Jets were expected to be phased out by the end of 2022 and will be subleased at least until the end of the original lease term. In December 2020, the first aircraft was delivered according to the sublease agreement signed with Breeze Airways and two more aircraft were delivered in the first quarter of 2021. As of December 31, 2022, the Company had subleased three aircraft to Breeze Airways and recorded a receivable balance of R$ 67.1 million.
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
Strategic Partnership with Lilium
In August 2021, the Company announced strategic partnership plans with Lilium, a wholly owned subsidiary of Lilium N.V. See “Item 4.A. History and Development of the Company.” Lilium became a related party after the election of the Company's controlling shareholder, Mr. David Neeleman, as a non-executive director on Lilium's board of directors in September 2021.
As of December 31, 2022, the Company had entered into the following instruments with Lilium: (i) a Warrant Agreement, as well as the related Warrant Certificate, both dated as of October 22, 2021; and (ii) a Registration Rights Agreement, dated as of March 8, 2022.
Leasing Agreements with Azorra
During the year ended December 31, 2022, the Company entered into an Aircraft Sale Agreement dated as of August 26, 2022, as well as five Aircraft Operating Lease Agreements (three dated as of August 26, 2022 and two dated as of September 30, 2022) with entities of the Azorra Aviation Holdings LLC group (“Azorra”), which became a related party after the election of the Company's controlling shareholder, Mr. David Neeleman, as an independent member of the board of directors of Azorra.
As of December 31, 2022, the Company has a maintenance reserve and lease in the amount of R$107,286 and R$113,832, respectively. During the year ended December 31, 2022, aircraft sales were made.

Azul S.A.	129

«Table of Contents

TAP
During the year ended December 31, 2020, as informed at the Extraordinary General Meeting, due to the crisis caused by the COVID-19 pandemic, the Portugal Government's negotiated an aid of €1.2 billion for the airline TAP with the European Commission, conditional upon, among other factors, eliminating the right to convert senior bonds, since they would not be diluted by the Portugal Government's financial contribution. As a consequence, the elimination of the conversion right meant that TAP was no longer a related party and resulted in a loss recognized in the statement of operations of R$ 637,639, recorded under “Results from transactions with related parties, net”.
C.    Interests of Experts and Counsel
Not applicable.
ITEM 8.    FINANCIAL INFORMATION
A.    Consolidated Statements and Other Financial Information
See “Item 5.A. Operating Results” and “Item 18. Financial Statements.”
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
As of December 31, 2022, we are party to civil claims of various types (deemed “active” under our criteria, which does not consider claims in which agreements were entered into) and we have provisioned a total of R$108 million in respect of these civil claims. In addition, we are party to legal proceedings relating to labor law issues of various types we have provisioned a total of R$121.8 million in respect of these labor proceedings.
The Public Labor Prosecutor’s Office filed a lawsuit against us on February 22, 2017, claiming that we allegedly violated certain labor regulations, including limitations on daily working hours and rest periods. The Public Labor Prosecutor’s Office claimed approximately R$66 million in punitive damages. In June 2022, the labor court ruled the lawsuit in favor of the Public Labor Prosecutor's Office, and Azul was sentenced to pay collective damages in the amount of R$500 thousand. Both the Public Labor Prosecutor's Office and Azul appealed against the decision. The lawsuit is pending judgement of the appeals by the Appellate Labor Court. We classify the likelihood of a loss as possible.
We are subject to several lawsuits filed by the Public Prosecutor’s Office which have the potential to affect our business models because the majority of these lawsuits challenges day-to-day aspects of our business, including, but not limited to, plane ticket fares, no-show fees, rescheduling fees, contractual fines and the treatment of individuals with special needs.

130	Azul S.A.

«Table of Contents

We are subject to certain claims related to taxes allegedly payable on imports of aircraft, flight simulators and aircraft parts. According to the counsel’s advice, the chance of loss with respect to these proceedings is probable, due to decisions from higher courts considering the legality of the collection of the additional charge on the imports.
As of December 31, 2022, we are defendants judicial and administrative tax proceedings, in which we have recorded a provision of R$263.5 million for tax proceedings.
On August 8, 2016, we filed an annulment action together with LATAM requesting the annulment of a decision issued by CADE imposing a fine of R$ 9.7 million to both LATAM and us because of the late merger filing by the parties notifying the existence of codeshare agreements between LATAM and TRIP in effect from 2004 until 2013. The action also sought to annul filing fees that CADE deemed to be owed by LATAM and us in its decision. In 2019, judgement partially granted the claims, annulling the penalty regarding the untimeliness but maintaining the filing fees for each contract agreement. Therefore, CADE, LATAM and the Company submitted appeals and, in 2022, CADE reversed the judgment and excluded the filling fees, but applied the penalty for untimeliness. The Company posted a judicial bond in the amount of R$ 9.2 million to guarantee our payment of this fine in the event of a decision that is adverse to us.
In May 2018, we and Aeroportos Brasil agreed to settle a collection action initiated by Aeroportos Brasil in July 2017. This proceeding was related to the noncompliance of contractual obligations by Aeroportos Brasil in connection with the construction of the new terminal at Viracopos airport and, as a result, our retention of 40% of the airport landing tariffs since February 2017. Pursuant to the settlement agreement, we agreed to carry out certain parts of the construction of the new terminal at Viracopos Airport using the airport landing tariffs retained from Aeroportos Brasil. The settlement was accepted by the Trial Court Judge which rendered a decision declaring case closed due the settlement. The res judicata was certified and the files were archived in July 2018.
Additionally, in May 2018, we and Aeroportos Brasil agreed to settle a lawsuit for damages initiated by Aeroportos Brasil in October 2017. This proceeding was related to the noncompliance of contractual obligations in connection with a land concession at Viracopos airport, through which (i) Aeroportos Brasil undertook to level ground and build an ancillary runway, and (ii) Azul undertook to build a hangar and an apron area, as well as to remunerate Aeroportos Brasil for the land concession. According to the settlement, we and Aeroportos Brasil agreed to comply with our respective obligations set forth in the land concession agreement, and Aeroportos Brasil granted a twelve-month grace period for the payments due by us under the land concession agreement. The settlement was accepted by the Trial Court Judge which rendered a decision declaring case closed due the settlement. The res judicata was certified and the files were archived in July 2018. In October 2019, we and Aeroportos Brasil agreed to amend this agreement to establish that Azul will also be responsible for some activities to concluding the construction of the ancillary runway and other works directly related to them. As a result, Aeroportos Brasil extended the grace period for the beginning of the rental payment of the hangar area for more 17 months, totaling 37 months. We believe that the outcome of the proceedings to which currently we are a party will not, individually or in the aggregate, have a material adverse effect on our financial position, results of operations or cash flows.
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

Azul S.A.	131

«Table of Contents

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
Statutory Reserve
Brazilian corporate law allows us to allocate a portion of our net profits to discretionary reserve accounts established in accordance with our bylaws. As of December 31, 2022, we did not have a statutory reserve. If we establish these accounts, the bylaws must indicate the purpose, allotment criteria and maximum amount of the reserve. However, we may not allocate profits to these discretionary reserve accounts if this would affect the payment of the minimum mandatory dividend.
Contingency Reserve
Brazilian corporate law allows us to allocate a percentage of our net income to a contingency reserve for anticipated losses that are deemed probable in future years, if the amount of the losses can be estimated. Any amount so allocated must be reversed in the fiscal year in which any expected loss fails to occur as projected, or charged against in the event that the expected loss occurs. The amounts to be allocated to this reserve must be approved by our shareholders. As of December 31, 2022, we did not have a contingency reserve.
Retained Profit Reserve
Brazilian corporate law allows us to retain a portion of our net income, by a decision of our shareholders, provided that the retention is included in a capital expenditure budget that has been previously approved. The allocation of funds to this reserve cannot jeopardize the payment of the minimum mandatory dividends. As of December 31, 2022, we did not have a retained profit reserve.
Unrealized Profit Reserve
Under Brazilian corporate law, the amount by which the mandatory dividend exceeds the “realized” net income in a given year may be allocated to an unrealized profit reserve account, and the mandatory dividends may be limited to the “realized” portion of the net income. Brazilian corporate law defines “realized” net income as the amount by which net income exceeds the sum of (i) our net positive results, if any, from the equity method of accounting and (ii) the profits, gains or income that will be received by us after the end of the next fiscal year. The unrealized profit reserve can only be used to pay mandatory dividends. Profits recorded in the unrealized profit reserve, if realized and not absorbed by losses in subsequent years, must be added to the next mandatory dividend distributed after the realization. As of December 31, 2022, we did not have an unrealized profit reserve.
Capital Reserves
Our capital reserve consists of the premium reserve, tax incentives, and investment subsidies. Under Brazilian corporate law, capital reserves may only be used (i) to absorb losses that exceed retained earnings and profit reserves, (ii) to fund redemptions, refunds or repurchases of shares, (iii) to redeem founder shares, and (iv) to increase our share capital. As of December 31, 2022, we had R$1,970.1 billion allocated to the capital reserve account.
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

132	Azul S.A.

«Table of Contents

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
B.    Significant Changes
Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial condition or results of operations since December 31, 2022.
ITEM 9.    THE OFFER AND LISTING
A.    Offering and Listing Details
In the United States, our preferred shares trade in the form of ADSs. Our ADSs trades on the NYSE under the symbol “AZUL” and the preferred shares trades on the B3 under the symbol “AZUL4.” As of December 31, 2022 the ADSs represented approximately 30% of our preferred shares and 35% of our current global public float. Our ADSs began trading on the NYSE on April 11, 2017.
On April 19, 2023, the last reported sale price of our preferred shares on the São Paulo Stock Exchange was R$10.70 per share.
B.    Plan of Distribution
Not applicable.

Azul S.A.	133

«Table of Contents

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
Corporate Governance Practices and the Level 2 Segment of B3
In 2000, the B3 introduced three special listing segments, known as Level 1, Level 2 and the Novo Mercado, aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the B3 by prompting such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by applicable Brazilian law. Our securities are listed on the Level 2 segment of the B3. The main elements of this segment are described below:

134	Azul S.A.

«Table of Contents

To become a Level 2 segment of B3 company, in addition to the obligations imposed by applicable law, an issuer must comply with the following rules: (1) ensure that shares of the issuer representing at least 25% of its total capital are effectively available for trading; (2) adopt offering procedures that favor widespread ownership of shares whenever making a public offering, including (a) guaranteed access to all prospective investors, or (b) the allocation of at least 10% of the total offer to individuals or non-institutional investors; (3) comply with additional quarterly disclosure standards, such as disclosing related party transactions to the same level as required by the accounting standards used in the preparation of annual financial statements; (4) follow stricter disclosure policies with respect to transactions made by controlling shareholders, members of its board of directors, its executive officers and, if applicable, members of its fiscal council (conselho fiscal) and other technical or consulting committees involving securities issued by the issuer; (5) submit any existing shareholders’ agreement and stock option plans to the B3; (6) make a schedule of corporate events available to shareholders; (7) grant tag-along rights for all shareholders in connection with a transfer of control of the company offering the same price paid per share of controlling block for each common share and preferred share; (8) grant voting rights to holders of preferred shares, at least in connection with the following matters: (a) transformation, merger, consolidation or spin-off of the Company; (b) execution of any agreement between the Company and its controlling shareholder, acting directly or through any third party, in the event such agreement must be approved by a general shareholders’ meeting, as provided by law or in the bylaws of the Company; (c) valuation of assets to be contributed to the capital stock of the Company in a capital increase; (d) appointment of the valuation company or institution that will determine the economic value of the Company; and (e) amendments or exclusions of bylaw provisions which eliminate or modify any of the matters above; (9) have a board of directors consisting of at least five members out of which a minimum of 20% of the directors must be independent and limit the term of all members to two years, reelection permitted; (10) not name the same individual for being both chairman of the board and the president, chief executive officer or other principal executive, observing the exceptions provided on corporate governance Level 2 segment of B3 listing regulation; (11) translate into English its annual and quarterly consolidated and unconsolidated financial statements; (12) if it elects to delist from the Level 2 segment of B3, conduct a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be the economic interest determined by an independent specialized firm with requisite experience); (13) adhere exclusively to the Market Arbitration Chamber for resolution of disputes between the company and its investors relating to or derived from the enforceability, validity, applicability, interpretation, breach and its effects, of the provisions of the Brazilian corporate law, the Company’s bylaws, the rules published by the CMN, the Central Bank, the CVM, and other rules applicable to the Brazilian capital markets in general, including the Level 2 rules, the Level 2 listing agreement, the Level 2 sanctions regulation and the rules of the Market Arbitration Chamber of the B3; and (14) adopt and publish a code of conduct that establishes the principles and values that guide the company.
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
Investors residing outside Brazil are authorized to purchase, inter alia, equity instruments, including our preferred shares, on the B3, provided that they comply with the registration requirements set forth in CMN Resolution 4373, and CVM Resolution 13.
With certain limited exceptions, and subject to the registration requirements set forth in CMN Resolution 4373 and CVM Resolution 13, non-resident investors are permitted to carry out any type of transaction in the Brazilian financial capital markets involving a security traded on a Brazilian stock, future or organized over-the-counter, or OTC, market. Investments and remittances outside Brazil of gains, dividends, profits or other payments related to our shares are made through the foreign exchange market.
In order to become a CMN Resolution 4373 investor, an investor residing outside Brazil must:
•appoint one or more representatives in Brazil, which must be a financial institution duly authorized by the Brazilian Central Bank, with powers to receive service of process related to any action regarding financial and capital market legislation, among others;
•obtain a taxpayer identification number from the Brazilian tax authorities;
•appoint one or more authorized custodians in Brazil for the investments, which custodian must be duly authorized by the CVM; and
•through its representative, register itself as a foreign investor with the CVM and register its investment with the Brazilian Central Bank.

Azul S.A.	135

«Table of Contents

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
In addition, an investor operating under the provisions of CMN Resolution 4373 must be registered with the Brazilian tax authorities pursuant to its Regulatory Instruction 2,119, dated as of December 6, 2022. This registration process is undertaken by the investor’s legal representative in Brazil.
Law 4131
Alternatively, foreign investors may also invest directly in Brazilian companies under Law 4131, as amended, and may sell their shares in both public and private transactions. However, these investors are currently subject to a less favorable tax treatment on gains than foreign investors that invest in Brazil under CMN Resolution 4373.
A direct foreign investor under Law 4131 must:
•register as a foreign direct investor with the Brazilian Central Bank;
•obtain a taxpayer identification number from the Brazilian tax authorities;
•appoint a tax representative in Brazil; and
•appoint a representative in Brazil for service of process with respect to suits based on Brazilian corporate law.
The Brazilian government decreased the rate of the Tax on Foreign Exchange Transactions (Imposto sobre Operações de Crédito, Câmbio e Seguro, ou relativas a Títulos ou Valores Mobiliários), or IOF/Exchange Tax, the tax related to certain foreign investments in Brazilian financial and capital markets, including investments made pursuant to CMN Resolution 4373, from 6% to 0%. Currently, currency exchange transactions carried out by CMN Resolution 4373 investors are subject to IOF/Exchange Tax at a rate of (i) 0%, in the case of variable income transactions carried out on the Brazilian stock, futures and commodities exchanges (provided that such transactions necessarily take place in a stock trade on the stock market or organized over-the-counter market), and acquisitions of shares of Brazilian publicly-held companies through public offerings or subscription of shares related to capital contributions, provided that the issuing company has registered its shares for trading on the stock exchange, and (ii) 0%, in the case of the outflow of funds from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market.
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
D.    Selling Shareholders
Not applicable.
E.    Dilution
Not applicable.
F.    Expenses of the Issue
Not applicable.

136	Azul S.A.

«Table of Contents

ITEM 10.    ADDITIONAL INFORMATION
A.    Share Capital
Not applicable.
B.    Memorandum and Articles of Association
The following is a brief summary of certain significant provisions of our bylaws, Brazilian corporate law, and the rules and regulations of the CVM and of the Level 2 segment of the B3. This discussion does not purport to be complete and is qualified by reference to our bylaws, and of those laws, rules and regulations. For a summary of certain of your rights as a shareholder of a company listed on the Level 2 segment of the B3, see “Item 10.B. Memorandum and Articles of Association—Rights of Our Common and Preferred Shares—Voting Rights” below.
Organization and Register
We are incorporated as a Brazilian sociedade por ações under the corporate name “Azul S.A.”. Our headquarters are at Avenida Marcos Penteado de Ulhôa Rodrigues, n. 939, 8th floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, Zip Code 06460-040, in the city of Barueri, State of São Paulo - Brazil. We are registered with the Board of Trade of the State of São Paulo - JUCESP under corporate registration number (NIRE) 35.300.361.130. We have also been registered with the CVM as a publicly-held corporation since April 7, 2017 under n. 24112.
Our preferred shares are listed on the Level 2 segment of the B3 since April 11, 2017. This listing requires us to comply with the corporate governance and disclosure rules of the Level 2 segment of the B3 as summarized in the “Item 9.C.—Markets.”
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
•explore Travel Agency and Tourism businesses;
•develop other activities that are connected, incidental, additional or related to the above-mentioned activities; and
•hold interest in other companies.

Azul S.A.	137

«Table of Contents

Shareholders’ Agreement
For a description of our Shareholders’a Agreement, see “ Item 7.B. Related Party Transactions—Shareholders’s Agreement
General
On May 25, 2012, our principal shareholder entered into an Investment Agreement with TRIP’s Shareholders (as defined below), which provided TRIP’s Shareholders with certain rights related to the control of our Company. On June 26, 2015, the Investment Agreement was amended to include Calfinco, that subscribed new Class C preferred shares issued by us. On February 5, 2016, the Investment Agreement was amended again to include Hainan that subscribed new Class D preferred shares issued by us (the “Investment Agreement”). On September 1st, 2017, upon completion of our Initial Public Offering of Shares (“IPO”), we, Mr. David Gary Neeleman (“Mr. Neeleman”, TRIP’s former shareholders - “TRIP’s Shareholders”), Calfinco, and Hainan entered into a Shareholders’ Agreement as per the provisions of the Investment Agreement (as defined below) with the purpose of assigning each Party certain and specific rights.
On June 2018, we announced a secondary public offering pursuant to which Hainan sold 19,379,335 ADSs representing all of Hainan’s preferred shares held in our Company. The offering price was US$16.15 per ADS and no other shareholder of Azul sold its ADSs or preferred shares in the offering. As a result, Hainan is no longer bound to our Shareholders’ Agreement nor has the right to appoint any members of our board of directors.
For purposes of the discussion below, we refer to: (i) Mr. Neeleman and TRIP’s Shareholders together as the Principal Common Shareholders; and (ii) Calfinco (previously together with Hainan) as the Principal Preferred Shareholders. All common shares held by the Principal Common Shareholders at the date of the Shareholders’ Agreement, or which they may acquire in the future, and all preferred shares held by the Principal Preferred Shareholders at the date of the Shareholders’ Agreement, or which they may acquire in the future, are subject to the Shareholders’ Agreement.
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

138	Azul S.A.

«Table of Contents

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

Azul S.A.	139

«Table of Contents

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
Our preferred shares are non-voting, except with regard to certain limited matters for as long as we are listed on the Level 2 segment of the B3, as described below under “Item 10.B. Memorandum and Articles of Association—Rights of Our Common and Preferred Shares—Voting Rights.”
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
In the case of items 1. and 2. above, only holders of the class or type of shares adversely affected may exercise a right of withdrawal.

140	Azul S.A.

«Table of Contents

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

Azul S.A.	141

«Table of Contents

Voting Rights
Each of our common shares entitles the holder to cast one vote at our shareholders’ meetings. Our preferred shares have no voting rights, except with regard to the following matters for as long as we are listed on the Level 2 segment of the B3:
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
(iv)the appointment of an expert to ascertain the value our shares in connection with (A) a mandatory tender offer; (B) a delisting and deregistration transaction; or (C) any decision to cease to adhere to the requirements of the Level 2 segment of the B3;
(v)any change in, or the revocation of, provisions of our bylaws that results in the violation of certain requirements of the Level 2 segment of the B3, as summarized in “Item 9.C—Markets;”
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

142	Azul S.A.

«Table of Contents

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
Certain extraordinary matters must be approved by shareholders holding preferred shares through an extraordinary shareholders’ meeting. In the first instance, our preferred shareholders representing at least 25% of our preferred shares may call an extraordinary shareholders’ meeting. In the second instance, our preferred shareholders representing any number of our preferred shares may call an extraordinary shareholders’ meeting, subject to the regulations of the Level 2 segment of the B3. If a specific quorum is not required by Brazilian corporate law or the regulations of the Level 2 segment of the B3, resolutions may pass by a majority vote of the preferred shareholders present.
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

Azul S.A.	143

«Table of Contents

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
Majority of Independent Directors
The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the affirmative determination of the board of directors of the absence of a material relationship between a director and the listed company. Under the listing standards of Level 2 segment of the B3, our board of directors must have at least five members, at least 20% of which must be independent. Also, Brazilian corporate law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of Brazilian corporate law and the CVM, we do not believe that a majority of our directors would be considered independent under the NYSE rules. Brazilian corporate law requires that our directors be elected by our shareholders at a shareholders’ meeting.
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
The audit committee is elected by the board of directors.

144	Azul S.A.

«Table of Contents

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
Corporate Governance Guidelines
NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We comply with the corporate governance guidelines under applicable Brazilian law and the Level 2 segment of the B3. We believe the corporate governance guidelines applicable to us under Brazilian law are consistent with the NYSE guidelines. We have adopted and observe the Policy of Material Fact Disclosure, which deals with the public disclosure of all relevant information as per CVM’s Resolution n. 44 guidelines (which replaces CVM Instruction n. 358), and the Policy on Trading of Securities, which requires management to disclose all transactions relating to our securities, and which is required under Level 2 segment of the B3.
Code of Business Conduct and Ethics
NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Level 2 segment of the B3 has a similar requirement.
We adopted a code of business conduct and ethics in May 2009, which regulates the conduct of our managers in connection with the disclosure and control of financial and accounting information and their access to privileged and non-public information. Our code of business conduct and ethics complies with the requirements of the Sarbanes-Oxley Act of 2002, the NYSE rules and Level 2 segment of the B3 rules.
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

Azul S.A.	145

«Table of Contents

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
E.    Taxation
The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares, including in the form of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase preferred shares, including in the form of ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as of December 31, 2022, which are subject to change.
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

146	Azul S.A.

«Table of Contents

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
The Brazilian National Congress is currently discussing Bill of Law No. 2,337/2021, which intends to introduce changes to the individual and corporate income tax rules. On September 2, 2021, the Brazilian Chamber of Deputies approved (base text plus highlights) the Bill of Law, which will now be sent to the Brazilian Senate.
Among the changes proposed is the return of the taxation of dividends paid by Brazilian entities inside and outside of Brazil. According to the Bill of Law, dividends would be subject to a WHT at a flat 15% rate.
The wording of the Bill of Law has undergone several changes since its presentation by the Federal Government on June 25, 2021. It is not possible to anticipate whether the Senate will also propose changes to the Bill of Law, which would imply the proposal being returned to the Brazilian Chamber of Deputies for approval before being forwarded to presidential sanction.
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
As mentioned in the previous section, the Brazilian National Congress is currently discussing Bill of Law No. 2,337/2021, which intends to introduce changes to the individual and corporate income tax rules. On September 2, 2021, the Brazilian Chamber of Deputies approved (base text plus highlights) the Bill of Law, which will now be sent to the Brazilian Senate.

Azul S.A.	147

«Table of Contents

Among other changes, the Bill of Law proposes the extinguishment of the possibility of deduction of expenses in the payment of interest on shareholders’ equity.
The wording of the Bill of Law has undergone several changes since its presentation by the Federal Government on June 25, 2021. It is not possible to anticipate whether the Brazilian Senate will also propose changes to the Bill of Law, which would imply the proposal being returned to the Brazilian Chamber of Deputies for approval before being forwarded to presidential sanction.
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
There is a controversy regarding the currency that should be considered for purposes of determining the capital gain realized by a Non-Resident Holder on a sale or disposition of shares in Brazil, more specifically, if such capital gain is to be determined in foreign or in local currency. However, article 23 of Normative Ruling 1455 provides that the capital gains shall be calculated in reais.
Under Brazilian law, income tax on such gains can vary depending on the domicile of the Non-Resident Holder, the type of registration of the investment by the Non-Resident Holder with the Central Bank and how the disposition is carried out, as described below.

148	Azul S.A.

«Table of Contents

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

Azul S.A.	149

«Table of Contents

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

150	Azul S.A.

«Table of Contents

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
Material U.S. Federal Income Tax Consequences
The following discussion is a general discussion of the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of preferred shares, including in the form of ADSs. This discussion deals only with U.S. Holders (as defined below) that purchase the preferred shares, including in the form of ADSs, for cash and that hold preferred shares, including in the form of ADSs, as capital assets (generally, property held for investment). This discussion does not purport to address all of the tax considerations that may be relevant to U.S. Holders based upon their particular circumstances and may not apply to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities or arrangements for U.S. federal income tax purposes or investors in such entities or arrangements, investors liable for alternative minimum taxes, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that hold preferred shares, including in the form of ADSs, as part of a straddle or hedging, constructive sale, integrated or conversion transactions for U.S. federal income tax purposes, a person that actually or constructively owns 10% or more of the total combined voting power or value in our stock, traders in securities that have elected the mark-to-market method of accounting for their securities, or persons whose functional currency is not the U.S. dollar).
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

Azul S.A.	151

«Table of Contents

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

152	Azul S.A.

«Table of Contents

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

Azul S.A.	153

«Table of Contents

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
For this purpose, passive income generally includes, among other things, dividends, interest, rental, royalties, gains from the disposition of passive assets (other than gains from the disposition of property that is inventory) and gains from commodities and securities transactions. In addition, if the non-U.S. corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it holds directly its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation.
The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, the composition of the income and assets of the non-U.S. corporation from time to time and the nature of the activities performed by such non-U.S. corporation. Based on current estimates of our gross income and gross assets, the nature of our business and our current business plans (all of which are subject to change), we do not expect to be classified as a PFIC for our 2022 taxable year and our current taxable year (although the determination cannot be made until the end of such taxable year), and we intend to continue our operations in such a manner that we do not expect to be classified as a PFIC in the foreseeable future. There can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of our assets and income that is characterized as passive under the PFIC rules.
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

154	Azul S.A.

«Table of Contents

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

Azul S.A.	155

«Table of Contents

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
Not applicable.
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
I.    Subsidiary Information
For information on subsidiaries, see “Item 4.C. Organizational Structure” and “Note 1. Operations” to our audited consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 included in “Item 18. Financial Statements” and Exhibit 8.1 to this annual report.
J.    Annual Report to Security Holders
Not applicable.

156	Azul S.A.

«Table of Contents

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
Interest Rate Risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market interest rates. Our exposure to the risk of changes in market interest rates refers primarily to long-term obligations (including lease liabilities and other financing) subject to variable interest rates. To manage this risk, we engage in interest rate swaps, whereby we agree to exchange, at specified intervals, the difference between the values of fixed and variable interest rates calculated based on the notional principal amount agreed between the parties. As of December 31, 2022, we had swap contracts to hedge against the effect of fluctuations in interest rates on part of payments for leases.
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
At December 31, 2022, we did not have any debt indexed to LIBOR maturing after June 2023, which is the date LIBOR rates will cease to be published.
As of December 31, 2022, we had swap contracts to hedge against the effect of fluctuations in interest rates on part of payments for leases. During the year ended December 31, 2022, we recognized a total gain from interest hedge transactions in the amount of R$33.5 million.
Foreign Currency Risk
Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in foreign exchange rates. Our exposure to the risk of changes in exchange rates refers primarily to loans and lease liabilities indexed to the U.S. dollar (net of investments in U.S. dollars), maintenance reserves and to our TAP Bonds denominated in Euros. Also, slightly over half of our operating expenses are either payable in or affected by the U.S. dollar, such as aviation fuel, aircraft lease payments and certain flight hour maintenance contract payments. Therefore, we enter into currency forward contracts for periods with a currency exposure of up to 12 months.

Azul S.A.	157

«Table of Contents

Additionally, as part of our international operations, we maintain offshore bank accounts in U.S. dollars that serve as natural hedges. As of December 31, 2022, we held a U.S. dollar balance of cash and cash equivalents and short-term investments of R$56.5 million. We have derivative financial instruments that were not designated as hedges that included forward foreign currency contracts and foreign currency options.
We constantly monitor the net exposure in foreign currency and evaluate the contracting of hedge transactions to protect the non-operating cash flow, projecting for a maximum period of up to 12 months, and a longer term if deemed appropriate, to minimize its exposure. During the year ended December 31, 2022, we recognized losses on foreign exchange derivative transactions in the amount of R$35.4 million.
Commodity Price Risk
The volatility of aviation fuel prices is one of the most significant market risks for airlines. For the years ended December 31, 2022, 2021, and 2020 aviation fuel accounted for 45.2%, 32.8%, and 21.1%, respectively, of our operating expenses, which are linked or denominated in U.S. dollars, are volatile and cannot be predicted with any degree of certainty as they are subject to many global and geopolitical factors. For example, oil prices experienced substantial variances beginning in 2009 and through June 2018. In addition, largely as a result of the war between Russia and Ukraine, Brent oil prices sharply increased from about US$75 per barrel at the end of 2021 to US$128 per barrel on March 8, 2022. As of December 31, 2022, the Brent oil price was US$80 per barrel. Airlines often use WTI crude or heating oil future contracts to protect their exposure to jet fuel prices. We attempt to mitigate fuel price volatility primarily through derivative financial instruments or a fixed price agreement with Vibra Energia.
Sensitivity Analysis
Our sensitivity analysis measures the impact of interest rate risk, foreign currency risk, and commodity price risk on the results of operations considering two different scenarios: (i) the adverse scenario, which assumes that the relevant interest rate, foreign currency or fuel price will worsen by 25% and (ii) the remote scenario, which assumes that relevant interest rate, exchange rate or fuel price     will worsen by 50%. For information on risk management, see “Note 33. Risk Management” to our audited consolidated financial statements as of the year ended December 31, 2022.

			As of December 31, 2022
Risk Factor	Financial Instrument	Risk	Adverse Scenario	Remote Scenario
			(in thousands of R$)

Financing	Interest rate	CDI	(24,284)	(48,568)
Financing	Interest rate	LIBOR	(4,416)	(8,832)
Financing	Interest rate	SOFR	(2,695)	(5,389)
Assets	Exchange rate	Euro rate decrease	(185,274)	(370,548)
Liabilities and aircraft leases	Exchange rate	U.S. dollar rate increase	(5,753,616)	(11,507,233)
Aircraft fuel	Cost per liter	Fuel price	(1,640,322)	(3,280,644)

158	Azul S.A.

«Table of Contents

PART II

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.    Debt Securities
Not applicable.
B.    Warrants and Rights
Not applicable
C.    Other Securities
Not applicable.
D.    American Depositary Shares
American Depositary Shares
Citibank, N.A., as depositary, will register and deliver the ADSs. Each ADS represents the right to receive three preferred shares (which ratio may be changed, as described below) in registered form, deposited with the office of Itaú Corretora de Valores S.A. as custodian for the depositary. Each ADS will also represent the right to receive any other securities, cash or other property which may be received on behalf of the owner of the ADSs but not distributed by the depositary to the owners of ADSs because of legal restrictions or practical considerations. The principal executive office of the depositary is located at 388 Greenwich Street, New York, New York 10013.
The preferred shares are listed for trading on the Level 2 listing segment of the B3, and the ADSs are listed for trading on the NYSE.
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

Azul S.A.	159

«Table of Contents

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

160	Azul S.A.

«Table of Contents

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

Azul S.A.	161

«Table of Contents

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

162	Azul S.A.

«Table of Contents

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
Compliance with Regulations
Information Requests
Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Brazilian law, any applicable law of the United States of America, the rules and requirements of the B3, our bylaws and other constitutive documents, any resolutions of our board of directors adopted pursuant to such bylaws, the requirements of any markets or exchanges upon which the preferred shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADSs, the identity of any other persons then or previously interested in such ADSs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of Brazil, our bylaws and other constitutive documents, and the requirements of any markets or exchanges upon which the ADSs or preferred shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs or preferred shares may be transferred, to the same extent as if such ADS holder or beneficial owner held preferred shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.
Disclosure of Interests
Each ADS holder and beneficial owner shall comply with our requests pursuant to Brazilian law, the rules and requirements of the CVM and the B3, and any other stock exchange on which the preferred shares are, or will be, registered, traded or listed or our bylaws and other constitutive documents, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.
Delivery of Information to the CVM, the Central Bank and the B3
We will comply with Brazil’s Monetary Council Resolution 4373, dated as of September 29, 2013, and will furnish to the CVM, the Central Bank and the B3, whenever required, information or documents related to the approved ADR program, the deposited securities and distributions thereon. The depositary and the custodian may release such information or documents and any other information as required by local regulation, law or regulatory body request.

Azul S.A.	163

«Table of Contents

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
•any applicable fees and penalties thereon.

164	Azul S.A.

«Table of Contents

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
The depositary reimburses us for certain expenses we incur in connection with the ADR program. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. In this context, for the year ended December 31, 2022, Citibank N.A. reimbursed us or paid on our behalf approximately US$318,876.25.
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

Azul S.A.	165

«Table of Contents

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
The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

166	Azul S.A.

«Table of Contents

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
In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Azul S.A.	167

«Table of Contents

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

168	Azul S.A.

«Table of Contents

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
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that due to the material weaknesses in our internal control over financial reporting as described below, our disclosure controls and procedures were not effective as of December 31, 2022. We completed additional procedures prior to filing this annual report, which have allowed us to conclude that, notwithstanding these material weaknesses, our consolidated financial statements included in this report fairly present, in all material respects, our financial position, results of operations, capital position, and cash flows for the periods presented, in conformity with the International Financial and Reporting Standards – IFRS, as issued by the International Accounting Standards Board – IASB.
Management’s Report on Internal Control over Financial Reporting
Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022 in accordance with the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on such assessment and criteria, our management has identified material weaknesses as described below.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual financial statements will not be prevented or detected on a timely basis.
Management has identified material weaknesses related to the identification, design and execution of relevant controls in information technology general controls (ITGC) and related information produced by entity that support underlying data used in routine and non-routine business and financial reporting processes and controls, to fully address the requirements of the COSO criteria.
Management concluded that our internal control over financial reporting was not effective as of December 31, 2022. The material weaknesses referred to above did not result in a material misstatement in our consolidated financial statements for the year ended December 31, 2022.

Azul S.A.	169

«Table of Contents

Remediation Plan for Material Weaknesses in Internal Control over Financial Reporting Controls on ITGC Processes and related information produced by entity that support underlying data.
During 2022, management implemented automations for approximately 64% of the controls related to granting, limiting and revoking access to our systems, trained over 400 employees in internal controls concepts, and reviewed and updated approximately 61% of our entire control matrix, which comprised 370 key controls. In total, we have remediated most of the ineffective controls reported as of December 31, 2021.
In 2023, management will continue to improve our internal control processes and will continue to review our IT and financial reporting controls and procedures with a view to ensuring compliance with the requirements of the Sarbanes-Oxley Act and the related rules promulgated by the SEC. As such, we intend to implement the appropriate corrective actions in order to mitigate the risk of potential errors in our consolidated financial statements, which may include the involvement of external parties.
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
See Item 6: “Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors—Corporate Governance Committee.”
B.    CODE OF ETHICS
We currently have a code of ethics which has been accepted by all of our directors and executive officers and other personnel. Our Code of Ethics and Conduct is available on our Investor Relations website at ri.voeazul.com.br, under the “Corporate Governance—Code of ethics” tab. The information on our website is not incorporated into this annual report.
C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
The Audit Committee of our board of directors has adopted a policy of pre-approval of services of our independent registered public accounting firm. The police provides that the Audit Committee shall pre-approve all audit and non-audit services to be provided to Azul and its subsidiaries and affiliates by its independent auditors. The process by which this is carried out is as follows:
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

170	Azul S.A.

«Table of Contents

All of the services in 2022 and 2021 under the Audit Fees, Audit Related Feed and Tax Fees categories below have been approved by the Audit Committee (in thousands of reais):

	Year Ended December,
	2022	2021

Audit Fees(1)	4,634	4,395
Audit-Related Fees(2)	338	1,613
Tax Fees(3)	—	—
Total	4,972	6,008

(1)	“Audit fees” are the fees billed in connection with the audit of our annual consolidated financial statements, the review of our quarterly financial information, and the statutory audits of subsidiaries.
(2)	“Audit-related fees” refer to services related to the issuance of comfort letters in connection to the convertible debentures in 2020 and agreed upon procedures in 2021 and 2022.
(3)	“Tax Fees” refer to fees billed in connection with tax compliance services in 2022.
Our audit committee pre-approves all audit and non-audit services provided by our independent auditor pursuant to the Sarbanes-Oxley Act of 2002.
D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.
F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
G.    CORPORATE GOVERNANCE
As a foreign private issuer, we may follow our home country’s corporate governance practices in lieu of most of the NYSE’s corporate governance listing standards. Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. The table below discloses the significant differences between our corporate governance practices and the NYSE.

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

Azul S.A.	171

«Table of Contents

NYSE Standards	Our Corporate Governance Practices

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

172	Azul S.A.

«Table of Contents

NYSE Standards	Our Corporate Governance Practices

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

H.    MINE SAFETY DISCLOSURE
Not applicable.
I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

Azul S.A.	173

«Table of Contents

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

2.3†**	Indenture, dated as of June 15, 2021, among Azul Investments LLP, Azul S.A., Azul Linhas Aéreas Brasileiras S.A. and UMB Bank, National Association.

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

174	Azul S.A.

«Table of Contents

Exhibit Number	Description

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

8.1**	List of subsidiaries of the Company

12.1**	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1 **	Consent of Ernst & Young Auditores Independentes S/S Ltda.

101.INS**	Inline XBRL Instance Document

101.SCH**	Inline XBRL Taxonomy Extension Schema Document

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(*)	Previously filed.
(**)	Filed herewith.
†	Certain identified confidential information has been redacted from this exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

Azul S.A.	175

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
Name: Alexandre Wagner Malfitani
Title: Chief Financial Officer and Investor Relations Officer
Barueri/SP, Brazil
April 19, 2023.

«Table of Contents

Azul S.A.
Consolidated Financial Statements
December 31, 2022, 2021 and 2020
with Reports of Independent Registered Public Accounting Firm

Azul S.A.	Consolidated Financial Statements	F-1

«Table of Contents

F-2	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Azul S.A.
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Azul S.A. (the “Company“) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 19, 2023, expressed an adverse opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Azul S.A.	Report of Independent Registered Public Accounting	F-3

«Table of Contents | « Index to Financial Statements

Air Traffic Liability - Breakage Revenue
Description of the Matter
At December 31, 2022, the Company’s air traffic liability balance, representing deferred revenue related to air transportation service and loyalty program (“TudoAzul”) points, was R$ 4,660,271 thousand.
As disclosed in Note 29.1 to the consolidated financial statements, the Company defers air transportation service and its loyalty program issued points and recognizes revenue when air transportation service is actually provided. In accounting for the air traffic liability, the Company estimates the air tickets and TudoAzul points that will expire unused (breakage). The Company recognizes breakage revenue in proportion to the usage of the related tickets or proportionally during the period in which the remaining points are actually redeemed.
Breakage revenue on tickets sold is estimated using statistical models primarily based on historical data, ticket terms and customers’ travel behavior. Breakage revenue on outstanding loyalty program points is estimated using statistical models based on historical data, including redemption patterns.
Auditing the Company’s accounting for breakage revenue was complex due to the judgment involved, such as expectations of the expiration of unused tickets and loyalty program points future redemption patterns.

How We Addressed the Matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the Company’s accounting for breakage revenue, including controls over management’s review of the estimation of breakage and the completeness and accuracy of the data underlying breakage estimate.
To test the estimate of breakage revenue, our audit procedures included, among others, comparing breakage rates with historical data and analyzing breakage rate trends over the years. We also evaluated the financial statements disclosures included in Note 29 to the consolidated financial statements.

Maintenance Reserve Deposits
Description of the Matter
As disclosed in Note 9.2 to the consolidated financial statements, at December 31, 2022, the Company’s aggregate current and non-current maintenance reserve deposits balance totaled R$2,610,943 thousand, net of the provision for loss of R$446,342 thousand, resulting in a net balance of R$2,164,601 thousand. Certain master lease agreements provide for the payment of aircraft and engine maintenance reserve deposits made to the lessors to be held as collateral for the performance of major maintenance activities, and therefore these deposits are reimbursable upon completion of the maintenance event.
As disclosed in Note 9.1.2, at December 31, 2022, the Company assesses whether the maintenance reserve deposits required by the master lease agreements are expected to be recovered based on the expected usage of the aircraft and timing of future maintenance events. A provision for loss is recorded for deposits that are not probable to be recovered.
Auditing the recoverability of the maintenance reserve deposits was specially challenging due to the degree of judgment required in estimating the expected usage of the aircraft and timing of future maintenance events.

F-4	Report of Independent Registered Public Accounting	Azul S.A.

«Table of Contents | « Index to Financial Statements

How We Addressed the Matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the estimation of the recoverability maintenance reserve deposits. For example, we tested controls over the Company´s analysis of maintenance reserve deposits recoverability as well as related review controls.
To test the maintenance reserve deposits balance net of the provision for loss, our audit procedures included, among others, confirming maintenance reserve deposit balances for individual contracts with the respective lessors; tracing elements of actual maintenance expenses incurred to supporting documentation; evaluating the Company’s analysis of the recoverability of the maintenance reserve deposits that includes the assessment of the timing of future maintenance event and expected usage of the aircraft; comparing relevant inputs in the Company´s estimate to contractual agreements with the lessors. We also assessed the Company’s disclosures in respect of its maintenance reserve deposits in Notes 9.1.2 and 9.2 to the consolidated financial statements.

Assessment of the impacts of the COVID-19 pandemic and capital structure and net working capital
Description of the Matter
As discussed in Note 1.2 and 1.4 to the consolidated financial statements, as a result of the effects of COVID-19 global pandemic during the years 2020 and 2021, the Company and the aviation industry experienced a significant decline in the demand for air transportation services. The Company has suffered recurring losses, has presented a total negative equity (deficit) and has a working capital deficiency of R$10,184,169 thousand as of December 31, 2022. Management has taken a series of measures to address the situation created by the pandemic and concluded that those measures allow the Company to continue operating and fulfilling its obligations in the normal course of business, and that, therefore, the use of the going concern basis of accounting continues to be applicable for the preparation of the Company’s consolidated financial statements.
Auditing management assessment was complex and required significant auditor judgement, as the judgements and assumptions applied by management in making their assessment include estimating future demand and revenue as well as evaluating the impacts from negotiations with lessors and financial institutions, the Company’s access to additional capital and other future market conditions that are subject to significant estimation uncertainty. Those assumptions and judgements are forward-looking and could be affected by future economic events and market conditions.

How We Addressed the Matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the process of management assessment. For example, we tested controls over the inputs into management financial forecasting model and management review controls over the conclusions reached based on the output of such model.
To test management assessment our audit procedures included, among others, involving our valuation specialists to assist in evaluating the management financial forecasting model and key assumptions; testing the mathematical accuracy of that model; comparing key inputs against historical financial information and records; performing a sensitivity analysis; inspecting supporting documentation such as lease contract amendments and renegotiations; and assessing management application of the relevant accounting framework. We also assessed the Company’s disclosures in respect of its assessment of the impacts of the COVID-19 pandemic and capital structure and net working capital in Notes 1.2 and 1.4 to the consolidated financial statements.

/s/ ERNST & YOUNG Auditores Independentes S/S Ltda.
We have served as the Company’s auditor since 2009.
São Paulo, Brazil
April 19, 2023

Azul S.A.	Report of Independent Registered Public Accounting	F-5

«Table of Contents | « Index to Financial Statements

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Azul S.A.
Opinion on Internal Control over Financial Reporting
We have audited Azul S.A.’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Azul S.A. (the Company) has not maintained effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified material weaknesses related to the identification, design and execution of relevant controls in information technology general controls (ITGC) and related information produced by entity that support underlying data used in routine and non-routine business and financial reporting processes and controls, to fully address the requirements of the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated April 19, 2023 expressed an unqualified opinion thereon.
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
/s/ ERNST & YOUNG Auditores Independentes S/S Ltda.
São Paulo, Brazil
April 19, 2023

F-6	Report of Independent Registered Public Accounting	Azul S.A.

«Table of Contents | « Index to Financial Statements
Consolidated Statement of Financial Position
As of December 31, 2022 and 2021
(In thousands of Brazilian reais – R$)

		December 31,
Assets	Note	2022	2021

Current assets
Cash and cash equivalents	4	668,348	3,073,799
Short-term investments	5	—	1,430
Accounts receivable	6	1,803,998	997,893
Aircraft sublease	7	70,193	76,199
Inventories	8	721,738	571,924
Security deposits and maintenance reserves	9	1,025,168	410,912
Taxes recoverable	10	234,891	109,699
Derivative financial instruments	21	36,054	83,177
Prepaid expenses	11	182,891	244,413
Advances to suppliers	12	121,697	203,379
Other assets		6,958	73,511
Total current assets		4,871,936	5,846,336

Non-current assets

Long-term investments	5	733,043	906,719
Aircraft sublease	6	105,860	197,999
Security deposits and maintenance reserves	9	1,514,393	1,553,507
Derivative financial instruments	21	235,896	270,640
Prepaid expenses	11	319,000	313,365
Other assets		9,005	126,100
Property and equipment	14	1,953,089	1,961,174
Right-of-use assets	15	7,552,548	5,999,595
Intangible assets	16	1,426,523	1,358,038
Total non-current assets		13,849,357	12,687,137

Total assets		18,721,293	18,533,473

Azul S.A.	Consolidated Financial Statements	F-7

«Table of Contents | « Index to Financial Statements
Consolidated Statement of Financial Position
As of December 31, 2022 and 2021
(In thousands of Brazilian reais – R$)

		December 31,
Liabilities and equity	Note	2022	2021

Current liabilities
Loans and financing	17	1,127,729	1,023,390
Leases	18	4,025,948	3,497,665
Accounts payable	19	2,432,843	1,530,480
Reverse factoring	20	753,352	3,694
Airport fees		831,897	506,338
Air traffic liability	22	4,140,025	3,063,816
Reimbursement to customers		13,822	173,686
Salaries and benefits		479,412	459,697
Insurance payable		84,985	92,793
Taxes payable	23	193,588	150,084
Derivative financial instruments	21	69,365	77,509
Provisions	24	834,288	977,103
Other liabilities		68,851	153,998
Total current liabilities		15,056,105	11,710,253

Non-current liabilities
Loans and financing	17	7,508,689	8,995,341
Leases	18	10,556,885	11,392,910
Accounts payable	19	516,971	342,200
Airport fees	20	502,872	472,364
Derivative financial instruments	21	175,210	209,542
Taxes payable	23	71,595	101,046
Provisions	24	2,408,706	2,522,486
Other liabilities		931,760	1,120,334
Total non-current liabilities		22,672,688	25,156,223

Equity	26
Issued capital		2,313,941	2,290,876
Advance for future capital increase		61	120
Capital reserve		1,970,098	1,946,471
Treasury shares		(10,204)	(11,959)
Other comprehensive income		5,281	5,799
Accumulated losses		(23,286,677)	(22,564,310)
		(19,007,500)	(18,333,003)
Total liabilities and equity		18,721,293	18,533,473

The accompanying notes are an integral part of these consolidated financial statements.

F-8	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Consolidated Statements of Operations
Years ended December 31, 2022, 2021 and 2020
(In thousands of Brazilian reais – R$, except basic and diluted loss per share)

		Years ended December 31,
	Note	2022	2021	2020

Passenger revenue		14,594,945	8,811,044	5,039,607
Other revenues		1,353,122	1,164,685	704,519
Total Revenue	29	15,948,067	9,975,729	5,744,126

Aircraft fuel		(6,561,288)	(3,257,223)	(1,508,750)
Salaries and benefits		(1,954,568)	(1,748,441)	(1,426,637)
Airport fees		(911,246)	(677,653)	(465,606)
Passenger expenses		(641,900)	(395,533)	(288,327)
Maintenance		(616,209)	(546,647)	(451,241)
Advertising and publicity		(699,003)	(403,987)	(329,829)
Depreciation and amortization (a)		(2,094,448)	(1,544,333)	(1,805,553)
Impairment and onerous contracts		1,102,791	1,075,682	757,554
Insurance		(81,665)	(62,781)	(61,786)
Rental		(203,398)	(221,800)	(94,124)
Other		(1,857,578)	(2,138,218)	(1,468,908)
		(14,518,512)	(9,920,934)	(7,143,207)

Operating profit (loss)		1,429,555	54,795	(1,399,081)

Financial income		277,289	154,280	60,298
Financial expenses		(4,793,782)	(3,838,243)	(2,514,587)
Derivative financial instruments, net		958,005	864,184	(2,207,470)
Foreign currency exchange, net		1,406,566	(1,443,046)	(4,302,540)
Financial result	30	(2,151,922)	(4,262,825)	(8,964,299)

Result from related party transactions	25	—	(5,178)	(713,834)

Loss before income tax and social contribution		(722,367)	(4,213,208)	(11,077,214)

Current income tax and social contribution	13	—	—	(11)
Deferred income tax and social contribution	13	—	—	242,516

Loss for the year		(722,367)	(4,213,208)	(10,834,709)

Basic loss per common share – R$	27	(0.03)	(0.16)	(0.42)
Diluted loss per common share – R$	27	(0.03)	(0.16)	(0.42)
Basic loss per preferred share – R$	27	(2.08)	(12.19)	(31.67)
Diluted loss per preferred share – R$	27	(2.08)	(12.19)	(31.67)

The accompanying notes are an integral part of these consolidated financial statements.

Azul S.A.	Consolidated Financial Statements	F-9

«Table of Contents | « Index to Financial Statements
Consolidated Statements of Comprehensive Loss
Years ended December 31, 2022, 2021 and 2020
(In thousands of Brazilian reais – R$)

		Years ended December 31,
	Note	2022	2021	2020

Loss for the year		(722,367)	(4,213,208)	(10,834,709)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Cash flow hedges	21	—	—	159,261
Post-employment benefit	24	(518)	5,144	655
Total comprehensive loss		(722,885)	(4,208,064)	(10,674,793)

The accompanying notes are an integral part of these consolidated financial statements.

F-10	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Consolidated Statements of Changes in Equity
Years ended December 31, 2022, 2021 and 2020
(In thousands of Brazilian reais – R$)

Description	Note	Issued capital	Advance for future capital increase	Treasury shares	Capital reserve	Other comprehensive income (loss)	Accumulated losses	Total

At December 31, 2019		2,243,215	—	(15,565)	1,928,830	(159,261)	(7,516,393)	(3,519,174)

Loss for the year		—	—	—	—	—	(10,834,709)	(10,834,709)
Post-employment benefit	24	—	—	—	—	655	—	655
Cash flow hedge	21	—	—	—	—	159,261	—	159,261
Total comprehensive income		—	—	—	—	159,916	(10,834,709)	(10,674,793)

Share-based payment (*)		3,152	20,625	2,383	19,057	—	—	45,217

At December 31, 2020		2,246,367	20,625	(13,182)	1,947,887	655	(18,351,102)	(14,148,750)

Loss for the year		—	—	—	—	—	(4,213,208)	(4,213,208)
Post-employment benefit	24	—	—	—	—	5,144	—	5,144
Total comprehensive income		—	—	—	—	5,144	(4,213,208)	(4,208,064)

Share buyback	25	—	—	(16,198)	—	—	—	(16,198)
Share-based payment (*)		44,509	(20,505)	17,421	(1,416)	—	—	40,009
At December 31, 2021		2,290,876	120	(11,959)	1,946,471	5,799	(22,564,310)	(18,333,003)

Loss for the year		—	—	—	—	—	(722,367)	(722,367)
Post-employment benefit	24	—	—	—	—	(518)	—	(518)
Total comprehensive income		—	—	—	—	(518)	(722,367)	(722,885)

Share buyback	26	—	—	(3,923)	—	—	—	(3,923)
Share-based payment (*)		23,065	(59)	5,678	23,627	—	—	52,311

At December 31, 2022		2,313,941	61	(10,204)	1,970,098	5,281	(23,286,677)	(19,007,500)

(*)    Refers to the receipt of the exercise of stock options, already registered and to be registered in corporate acts, transfers of treasury shares for the payment of restricted shares net of income tax and the creation of a provision for share-based payment.

The accompanying notes are an integral part of these consolidated financial statements.

Azul S.A.	Consolidated Financial Statements	F-11

«Table of Contents | « Index to Financial Statements
Consolidated Statements of Cash Flows
Years ended December 31, 2022, 2021 and 2020
(In thousands of Brazilian reais – R$)

	Years ended December 31,
	2022	2021	2020

Cash flows from operating activities
Loss for the year	(722,367)	(4,213,208)	(10,834,709)
Adjustment to reconcile loss for the year to net cash flows
Depreciation and amortization	2,094,448	1,544,333	1,805,553
Gain (loss) from impairment of assets and onerous contracts	(1,102,791)	(1,075,682)	(757,554)
Derivative financial results	(958,005)	(864,184)	2,207,470
Share-based payment	(18,250)	17,180	22,910
Foreign currency exchange, net	(1,464,235)	1,431,508	4,040,945
Financial income and expenses	3,968,455	3,418,852	2,166,133
Deferred income tax and social contribution	—	—	(242,516)
Provisions	438,375	646,606	701,322
Disposal of prepaid expenses	208,923	—	—
Sale and leaseback	(33,155)	(22,736)	(16,224)
Result from modification of lease contracts	(93,113)	(24,323)	(902,888)
Result on disposal and/or sale of fixed assets and right of use	147,311	832	621,415
Related parties	—	—	687,531
Adjusted loss for the year	2,465,596	859,178	(500,612)

Changes in operating assets and liabilities
Accounts receivable	(1,107,114)	(270,334)	341,759
Aircraft sublease	68,393	65,032	69,336
Inventories	(159,486)	(159,118)	(44,587)
Security deposits and maintenance reserves	(606,219)	(421,612)	(173,778)
Prepaid expenses	(274,563)	(364,107)	(25,089)
Taxes recoverable	(122,338)	26,009	251,962
Advances to suppliers	(629,450)	(86,936)	120,265
Other assets	88,435	45,871	272,718
Rights and obligations with derivatives	477,581	(24,520)	(257,021)
Accounts payable	2,275,418	1,078,643	509,436
Reverse factoring	—	(1,356,689)	(249,727)
Airport fees	356,067	50,369	363,845
Air traffic liability	963,680	574,944	394,618
Reimbursement to customers	(169,967)	(63,507)	212,542
Salaries and benefits	113,828	185,692	40,093
Insurance payable	(1,404)	40,669	2,489
Taxes	7,131	59,320	(5,537)
Contingencies	(179,391)	(395,361)	(116,393)
Income tax and social contribution paid	—	—	(304)
Other liabilities	40,948	470,376	250,509
Total changes in operating assets and liabilities	1,141,549	(545,259)	1,957,136

Interest paid	(1,169,830)	(624,535)	(480,294)

Net cash provided (used in) by operating activities	2,437,315	(310,616)	976,230

Cash flows from investing activities
Short-term investments
Acquisition of short-term investments	(10,422)	(98,788)	(1,471,743)
Redemption of short-term investments	11,939	189,470	1,513,613
Payment for acquisition of subsidiary	(30,317)	(20,000)	(38,713)
Cash received on sale of property and equipment	518,739	—	—
Cash received in the leaseback operation	321,266	21,256	—
Proceeds from sale of property and equipment	—	—	45,670
Acquisition of intangible assets	(198,525)	(152,542)	(109,587)
Acquisition of property and equipment	(1,252,532)	(624,286)	(343,073)
Net cash used in investing activities	(639,852)	(684,890)	(403,833)
The accompanying notes are an integral part of these consolidated financial statements.

F-12	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Consolidated Statements of Cash Flows
Years ended December 31, 2022, 2021 and 2020
(In thousands of Brazilian reais – R$)

	Years ended December 31,
	2022	2021	2020

Cash flows from financing activities
Loans and financing
Proceeds	200,000	3,071,274	1,936,223
Repayment	(819,182)	(390,985)	(192,408)
Payment of costs	(12,633)	(75,645)	—
Reverse factoring	(818,274)	—	—
Lease payment	(2,772,581)	(1,799,815)	(834,086)
Advance for future capital increase	61	24,004	—
Capital increase	22,945	—	23,777
Treasury shares	(3,923)	(16,198)	—
Net cash provided (used in) by financing activities	(4,203,587)	812,635	933,506
Exchange rate changes on cash and cash equivalents	673	191,855	(88,968)
Increase (decrease) in cash and cash equivalents	(2,405,451)	8,984	1,416,935
Cash and cash equivalents at the beginning of the year	3,073,799	3,064,815	1,647,880
Cash and cash equivalents at the end of the year	668,348	3,073,799	3,064,815

Azul S.A.	Consolidated Financial Statements	F-13

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
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
The Company carries out its activities through its subsidiaries, mainly Azul Linhas Aéreas Brasileiras S.A. (“ALAB”) and Azul Conecta Ltda. (“Conecta”), which hold authorization from government authorities to operate as airlines.
The Company’s shares are traded on B3 and on the New York Stock Exchange (“NYSE”) under tickers AZUL4 and AZUL, respectively.
The Company is headquartered at Avenida Marcos Penteado de Ulhôa Rodrigues, 939, 8th floor, in the city of Barueri, state of São Paulo, Brazil.
1.1     Organizational structure
The Company and its subsidiaries organizational consolidation structure as of December 31, 2022 is as follows:

F-14	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The table below lists the operational activities in which the Company’s subsidiaries are engaged, as well as the changes in ownership that occurred in the year, when applicable.

				% Equity interest
				December 31,
Company	Type of investment	Main activity	Country	2022	2021

IntelAzul S.A. (*)	Direct	Frequent-flyer program	Brazil	100.0%	100.0%
Azul Linhas Aéreas Brasileiras S.A. (ALAB)	Direct	Airline operations	Brazil	100.0%	100.0%
Azul Conecta Ltda. (Conecta)	Indirect	Airline operations	Brazil	100.0%	100.0%
ATS Viagens e Turismo Ltda.	Indirect	Travel packages	Brazil	99.9%	99.9%
Cruzeiro Participações S.A.	Indirect	Holding of equity interests in other companies	Brazil	99.9%	99.9%
Azul Investments LLP	Indirect	Funding	USA	100.0%	100.0%
Azul SOL LLC	Indirect	Aircraft financing	USA	100.0%	100.0%
Azul Finance LLC	Indirect	Aircraft financing	USA	100.0%	100.0%
Azul Finance 2 LLC	Indirect	Aircraft financing	USA	100.0%	100.0%
Blue Sabiá LLC	Indirect	Aircraft financing	USA	100.0%	100.0%
Canela Investments LLC	Indirect	Aircraft financing	USA	100.0%	100.0%
Canela Turbo Three LLC	Indirect	Aircraft financing	USA	100.0%	100.0%
Azul Saira LLC	Indirect	Aircraft financing	USA	100.0%	100.0%

(*) The Extraordinary General Meeting (“EGM”) held on March 18, 2022 approved the change of name from Tudo Azul S.A. to IntelAzul S.A.
1.2    Impacts of the COVID-19 pandemic
Management has been closely monitoring the developments related to the COVID-19 pandemic, assessing the impact on its business and prioritizing the well-being and health of its crew and customers.
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
As COVID-19 cases have decreased significantly and operations were resumed, the demand for the Company’s services rapidly recovered and today both capacity and fares are already at pre-pandemic levels.
Operating cash generation is again positive; thus, we resumed payments of leases and suppliers. The Company continues to diligently manage its cash to ensure compliance with the obligations assumed through the operation of the most comprehensive network in the country, connecting more than 158 destinations.
1.3     Impacts caused by the Russian invasion of Ukraine
Recent global developments related to the Russian invasion of Ukraine have led to the sharp increase in Brent oil prices during the year ended December 31, 2022, with a direct impact on fuel costs.
To mitigate such effects, the Company had, on December 31, 2022, fuel term contracts (note 21.2).
1.4    Capital structure and net working capital
The Company's Management, together with the Board of Directors, constantly monitors the Company's liquidity position and cash projections, as well as any factors that may affect the ability to generate revenue and the Company's ability to honor the financial commitments assumed.

Azul S.A.	Consolidated Financial Statements	F-15

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The variation in consolidated net working capital and equity is presented below:

	December 31,		December 31,
Description	2022	2021	Variation	2020	Variation

Net working capital	(10,184,169)	(5,863,917)	(4,320,252)	(4,795,208)	(1,068,709)
Equity	(19,007,500)	(18,333,003)	(674,497)	(14,148,750)	(4,184,253)
The variation in the working capital is mainly due to the resumption of the Company’s operations in view of the increase in demand and payment of obligations that had been postponed during the COVID-19 pandemic, as detailed below:
•decrease of R$2,405,451 in cash and cash equivalents, as a result of the following actions:
(a) payments of loans, financing and leases in the amount of R$3,591,763;
(b) acquisitions of property and equipment and intangible assets in the amount of R$1,451,057;
(c) operating cash generation of R$2,437,315;
(d) cash inflows from borrowings in the amount of R$200,000 and sales of assets and sale and leaseback operations of R$840,005; and
(e) extension of the average term for payments to suppliers, resulting in no increase in the amounts of:
•“Suppliers” in the amount of R$902,363 and
•“Reverse factoring” in the amount of R$749,658, which was fully settled prior to the date of issuance of the financial statement.
•increase in short-term loans, financing and leases caused by new aircraft received and transfers from noncurrent to current at amounts above those paid in the same period.
The increase in the negative position of shareholders' equity is due to the net loss recorded by the Company in the year ended December 31, 2022 in the amount of R$722,367. Despite operating income having increased from the previous year by R$1,374,760, this was not enough to offset net financial expenses of R$2,151,922.
Management has been making continuous efforts to ensure the Company's operational continuity. In the period between the end of the year and the issuance of these financial statements, the Company initiated several negotiations with lessors seeking to reduce leasing obligations by strengthening the partnerships established over the years with these stakeholders.
Pursuant to a material fact disclosed by the Company on March 5, 2023, commercial agreements were entered into with lessors representing more than 90% of our lease liabilities, subject to certain conditions and corporate approvals being.
These agreements represent a significant part of a comprehensive plan that aims to strengthen Azul's cash generation and improve its capital structure, in addition to delivering 100% of previously agreed amounts to lessors, through a combination of long-term debt and equity priced on a restructured balance sheet.
Based on these agreements, the lessors will reduce Azul's lease payments to eliminate differences negotiated during the Covid-19 pandemic, as well as the difference between Azul's contractual lease rates and current market rates. In exchange, the lessors will receive a negotiable bond maturing in 2030 and shares in Azul.

Management performed an evaluation and concluded that the Company is able to continue as a going concern and meet its obligations as they fall due. This evaluation is based on the Company's business plan approved by the Board of Directors on December 8, 2022. The business plan includes future actions, macroeconomic and aviation sector assumptions, such as: recovery in demand for air transport, estimates of exchange rates and fuel prices. The Company's Management monitors and informs the Board of Directors about the performance achieved in relation to the approved plan.
Based on this conclusion, these consolidated financial statements have been prepared on a going concern basis.

F-16	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
1.5    Acceleration of fleet transformation
In 2019, the Company’s management approved the Embraer E195 phase-out plan (“E1”). On the same date, the Company signed letters of intent for the sublease of these assets to other air operators. The change in the intended use of the aircraft triggered an impairment review that resulted in the recognition of an impairment charge to these assets of R$2,075,582 and the recognition of an onerous contract of R$821,751 at that time.
During the years ended December 31, 2022, 2021 and 2020 there were partial reversals of the impairment and onerous contracts in the amount of R$1,102,791, R$1,075,682 and R$757,554, respectively, resulting from the Management’s decision to definitively resume operations of these assets, considering changes in the position of other operators due to the economic consequences of the COVID-19 pandemic.
As of December 31, 2022, the provision for impairment of E1s corresponds to a total of 8 aircraft (28 aircraft as of December 31, 2021). Also refer to the letters of intent from Breeze Aviation Group (note 25.4).
The main assumptions used in the analysis included:
•Sublease revenue;
•Estimated period for start of the sublease contracts;
•Aircraft delivery and maintenance costs;
•Residual value for own aircraft at the end of sublease contracts;
•Exchange rates; and
•Discount rates.
1.5.1    Breakdown of balances of provision for impairment and onerous contracts

	December 31,
Description	2022	2021

Provision for impairment of of right-of-use assets	(110,349)	(605,651)
Provision for impairment of property and equipment	(279,077)	(294,490)
Provision for impairment of other assets	—	(12,013)
Total provision for impairment of Company assets	(389,426)	(912,154)

Provision for onerous contracts	—	(693,407)

Total	(389,426)	(1,605,561)
1.5.2    Movement of the provision for impairment and onerous contracts

Description	Impairment of assets	Onerous contracts	Total

At December 31, 2020	(1,218,548)	(1,340,522)	(2,559,070)
Reversals (additions), net	306,394	769,288	1,075,682
Consumption	—	188,842	188,842
Interest incurred	—	(156,516)	(156,516)
Foreign currency exchange	—	(103,858)	(103,858)
Initial recognition of sublease	—	(50,641)	(50,641)
At December 31, 2021	(912,154)	(693,407)	(1,605,561)

Reversals (additions), net	516,157	586,634	1,102,791
Consumption	—	178,126	178,126
Interest incurred	—	(100,975)	(100,975)
Foreign currency exchange	—	29,622	29,622
Transfers	6,571	—	6,571
At December 31, 2022	(389,426)	—	(389,426)

Azul S.A.	Consolidated Financial Statements	F-17

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
1.6    Seasonality
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
2.    DECLARATION OF MANAGEMENT, BASIS OF PREPARATION AND PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS
The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).
The Company’s consolidated financial statements have been prepared using the Brazilian real (“R$”) as the functional and presentation currency, and are expressed in thousands of reais, unless otherwise indicated.
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
Management confirms that all relevant information specific to the consolidated financial statements, and only such information, is presented and corresponds to that used by Management when carrying out its business management activities.
In order to ensure a better presentation and comparability with industry practices, in 2022, certain items that by nature are considered airport related fees that were included in “Accounts payable” and “Government installment payment program” were reclassified to “Airport fees”. In addition, the remaining balance of “Government installment payment program” related to taxes was reclassified to the “Taxes payable”, (note 23). Such reclassifications were retrospectively adjusted for the prior year as follows:

	December 31, 2021
Liabilities and equity	As reported	Reclassifications	As reclassified

Current liabilities
Accounts payable	1,771,663	(241,183)	1,530,480
Airport fees	217,863	288,475	506,338
Taxes payable	127,685	22,399	150,084
Government installment payment program	69,691	(69,691)	—
Total	2,186,902	—	2,186,902

Non-current liabilities
Accounts payable	563,502	(221,302)	342,200
Airport fees	—	472,364	472,364
Taxes payable	—	101,046	101,046
Government installment payment program	352,108	(352,108)	—
Total	915,610	—	915,610

F-18	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The consolidated financial statements have been prepared based on the historical cost, except for the following material items recognized in the statements of financial position:
At fair value:
•Short-term investments classified as cash and cash equivalents;
•Short-term investments mainly comprised of TAP Bond;
•Derivative financial instruments; and
•Debenture conversion right.
2.1    Approval and authorization for issue of the consolidated financial statements
The approval and authorization for issue of these consolidated financial statements occurred at the Board of Directors’ meeting held on April 19, 2023.
3.        SIGNIFICANT ACCOUNTING POLICIES
The significant accounting policies adopted by the Company are described in each corresponding explanatory note, except those that refer to more than one explanatory note, described below. The accounting policies have been consistently applied for the comparative years presented and for the Company’s consolidated financial statements.
3.1    Consolidation
The consolidated financial statements include information about the Company and its subsidiaries in which direct or indirect control is held. Control of a subsidiary is achieved when Company is exposed, or has rights, to variable returns in such subsidiaries and has the power to influence the investee's operating and financial decisions.
The financial information of the subsidiaries has been prepared using the same accounting policies as the Company.
All assets, liabilities, equity, income and expenses related to transactions between related parties are eliminated in full in the consolidation process.
3.2    New accounting standards and pronouncements not yet adopted
The following new standards and pronouncements have not yet been adopted, as they will be effective in the year 2023. In Management's opinion, the adoption will not have a significant impact on the results or shareholders' equity disclosed by the Company.
•IAS 1 and IFRS Practice Statement 2 - Classification of Liabilities as Current or Non-Current and Accounting Policies.
•IAS 8 – Definition of accounting estimates.
•IAS 12 – Deferred Tax Related to Assets and Liabilities Resulting from a Single Applicable Transaction.
3.3    Segment information
An operating segment is a component of the Company that develops business activities to obtain revenues and incur expenses. The operating segments reflect the way in which the Company's Management reviews the financial information for decision-making.
The Company performs quantitative and qualitative analysis as required by IFRS 8.
For the years ended December 31, 2021 and 2020, passenger transport revenue was strongly influenced by the Covid-19 pandemic and, therefore, other revenues, even exceeding the 10% parameter, will not have their information disclosed.
Additionally, the Company regularly manages its business and makes resource allocation decisions considering the existence of only one operating segment:

Azul S.A.	Consolidated Financial Statements	F-19

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)

	% of total revenue
	Year ended December 31,
Parameters	2022	2021	2020

Quantitative
Passenger transport	91.5%	88.3%	87.7%
Other revenues	8.5%	11.7%	12.3%
3.4    Significant accounting estimates
As disclosed in note 2, Management makes judgments that have a significant effect on the amounts recognized in the financial statements, namely:
•provision for impairment of aircraft, engines and onerous contracts (note 1.5);
•allowance for expected credit losses (note 6);
•provision for losses on maintenance reserves (note 9);
•annual impairment test of goodwill (note 16);
•ticket breakage revenue and frequent-flyer programs (note 22);
•provision for return of aircraft and engines (note 24.1.1);
•provision for tax, civil labor and other risks (note 24.1.2);
•provision for post-employment benefits (note 24.1.4); and
•share-based payment (note 28).
The Company continuously revises the assumptions used in its accounting estimates. The effect of revisions to accounting estimates is recognized in the financial statements in the year in which such revisions are made.
3.5    Foreign currency transactions
Foreign currency transactions are recorded at the exchange rate in effect at the date the transactions take place. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate in effect at the reporting date, and any difference resulting from currency conversion is recorded under the line item “Foreign currency exchange, net” in the statement of operation for the year.
The exchange rates in Brazilian reais at the date of these consolidated financial statements are as follows:

	Exchange rates
	Final rate					Average rate
	Year ended December 31,					Year ended December 31,
Description	2022	2021	Variation	2020	Variation	2022	2021	Variation	2020	Variation

U.S. dollar	5.2177	5.5805	(6.5)%	5.1967	7.4%	5.1655	5.3956	(4.3)%	5.1578	4.6%
Euro	5.5694	6.3210	(11.9)%	6.3779	(0.9)%	5.4420	6.3784	(14.7)%	5.8989	8.1%
3.6    Impairment of non-financial assets
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
The Company operates as a single cash-generating unit.

F-20	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
In estimating the asset's value in use, estimated future cash flows are discounted to present value, using a pre-tax discount rate that reflects the weighted average cost of capital for the cash-generating unit.
Aircraft and engines in operation are tested for impairment, by comparing the net carrying amount with the fair value indicated by specialized publications.
4.    CASH AND CASH EQUIVALENTS
4.1    Accounting policies
Cash and cash equivalents include cash balances, bank deposits and short-term investments with immediate liquidity, which are readily convertible into a known amount of cash with an insignificant risk of change in value. Financial investments designated as cash equivalents classified in this group are measured at fair value through profit or loss.
4.2    Breakdown of cash and cash equivalents

	Weighted average rate p.a.	December, 31
Description		2022	2021

Cash and bank deposits		101,737	229,745
Cash equivalents
Bank Deposit Certificate - CDB	101.8% of CDI	352,971	2,750,776
Repurchase agreements	88.0% of CDI	210,443	2,235
Time Deposit - TD (a)	0.4%	2,616	91,043
Others	10.4%	581	—
		668,348	3,073,799
(a)    Investment in U.S. dollar.
5.        SHORT-TERM AND LONG-TERM INVESTMENTS
5.1    Accounting policies
In the presentation and measurement of financial investments, the Company considers the provisions of IFRS 9 – Financial Instruments, which determine that financial assets shall be initially measured at fair value less costs directly attributable to their acquisition. In turn, the subsequent measurement is divided into two categories:
5.1.1     Amortized cost
Short-term investments are measured at amortized cost when all the following conditions are met:
•The Company plans to hold the financial asset to collect cash flows set forth in contract;
•Contractual cash flows represent solely payments of interest and principal (“SPPI”); and
•The Company did not opt for the fair value methodology in order to eliminate measurement inconsistencies or an “accounting mismatch”.
5.1.2    Fair value
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

Azul S.A.	Consolidated Financial Statements	F-21

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
Financial instruments designated at fair value through profit or loss are used to eliminate or significantly reduce an accounting mismatch, and are therefore measured at fair value.
5.2    TAP Bond
On March 14, 2016, the Company acquired Series A convertible bond issued by TAP ("TAP Bond") in the amount of €90 million. The TAP Bond matures in 10 years from its issue, with annual interest of 3.75% until September 20, 2016 and 7.5% in the following years. The accrued interest shall be paid on the maturity date or until the early redemption of the securities, whichever is earlier.
5.3    Breakdown of short-term investments

	Weighted average rate p.a.	December 31,
Description		2022	2021

Bank Deposit Certificate - CDB	101.8% of CDI	—	1,430
TAP Bond	7.5%	733,043	906,719
		733,043	908,149

Current		—	1,430
Non-current		733,043	906,719

F-22	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
6.        ACCOUNTS RECEIVABLE
6.1    Accounting policies
Accounts receivable are measured based on the invoiced amount, net of expected losses on receivables, and approximate the fair value given their short-term nature.
Considering the requirements of IFRS 9 - Financial Instruments, the allowance for expected losses on receivables is measured by applying the simplified approach, through the use of historical data, projecting the expected loss over the life of the contract, by segmenting the receivables portfolio into groups that have the same pattern of collection and according to their respective maturities. Additionally, for certain cases, the Company carries out individual analyses to assess the risks of collection of the receivables to recognize an additional provision, if necessary.
6.2    Breakdown of accounts receivable

	December 31,
Description	2022	2021

Local currency
Credit card companies	1,109,197	411,092
Cargo and travel agencies	282,438	209,621
Travel package financing entities	135,168	106,824
TudoAzul Program partners	69,035	128,018
Others	41,973	32,896
Total local currency	1,637,811	888,451
Foreign currency
Credit card companies	15,913	19,211
Reimbursement receivable for maintenance reserves	78,801	18,197
Airline partner companies	39,612	36,693
Clearinghouse - agencies and cargo	26,363	26,085
Others	29,582	27,073
Total foreign currency	190,271	127,259
Total	1,828,082	1,015,710
Allowance for expected credit losses	(24,084)	(17,817)
Total net	1,803,998	997,893
In Brazil, credit card receivables are not exposed to credit risk of the cardholder. The balances can easily be converted into cash, when necessary, by discounting these receivables with credit card companies.
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

Azul S.A.	Consolidated Financial Statements	F-23

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The breakdown of accounts receivable by maturity, net of allowance for expected losses, is as follows:

	December 31,
Description	2022	2021

Not past due
Up to 30 days	583,523	562,539
31 to 60 days	177,992	101,699
61 to 90 days	140,758	56,001
91 to 180 days	397,205	110,207
181 to 360 days	344,541	90,351
	1,644,019	920,797

Past due
Up to 30 days	55,941	25,872
31 to 60 days	9,377	20,178
61 to 90 days	3,313	13,235
91 to 180 days	2,441	3,589
181 to 360 days	11,334	5,388
Over 360 days	77,573	8,834
	159,979	77,096
Total	1,803,998	997,893
Until March 3, 2023, out of the total amount past due within 90 days, R$63,940 had already been received. Of the receivables past due for more than 90 days, approximately R$50,440 refer to reimbursements receivable for maintenance reserves of a lessor that had just emerged from a court-supervised reorganization (“Chapter 11”), and Management does not expect to incur losses on these operations since it has obligations at higher amounts than the outstanding amounts receivable. Therefore, we conclude that the allowance for expected credit losses is adequately estimated.
The movement of the allowance for expected losses is as follows:

	December 31,
Description	2022	2021

Balances at the beginning of the year	(17,817)	(16,131)
Additions and reversals, net	(6,583)	(5,921)
Write-off of uncollectible amounts	316	4,235
Balances at the end of the year	(24,084)	(17,817)
7.        AIRCRAFT SUBLEASE
7.1    Accounting policies
Aircraft subleases are transactions whereby the lessee, in this case the Company, subleases an asset that is leased from a third party, thus becoming an intermediate lessor. IFRS 16 - Leases, requires an intermediate lessor to classify the sublease as finance or operating. Considering that the contracts entered into by the Company up to December 31, 2022 cover most of the term of the head lease, the subleases were accounted for as follows:
•Derecognition of the right-of-use asset related to the head lease and recognition of the receivables arising from the sublease contracts at present value;
•Recognition in profit or loss for the year of any difference between the right of use written off and the receivables arising from the sublease contract at present value;
•The lease liability with respect to the head lease continue to be recognized in the statement of financial position;
•Recognition of financial income over the term of the sublease;
•Recognition of financial expenses relating to obligations of the head lease contract; and
•Impairment test.

F-24	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
7.2    Breakdown of aircraft sublease

	December 31,
Description	2022	2021

2022	—	92,092
2023	89,293	87,658
2024	70,396	87,817
2025	50,127	54,890
2026	7,951	4,615

Gross sublease	217,767	327,072
Accrued interest	(25,838)	(52,874)
Provision for losses	(15,876)	—
Net sublease	176,053	274,198

Current	70,193	76,199
Non-current	105,860	197,999
8.        INVENTORIES
8.1    Accounting policies
Inventory balances mainly comprise materials for maintenance and replacement of flight equipment parts. Inventories are measured at average acquisition cost plus expenses such as non-recoverable taxes, customs expenses, and transportation expenses. Expenses with freight on transfers between operational bases are not capitalized. Provisions for obsolescence of inventories are recorded for items not expected to be realized.
8.2    Breakdown of inventories

	December 31,
Description	2022	2021

Maintenance materials and parts	741,101	597,204
Flight attendance and uniforms	21,922	13,655
Provision for losses	(41,285)	(38,935)
Total, net	721,738	571,924
Set out below is the movement of the provision for inventory losses:

	December 31,
Description	2022	2021

Balances at the beginning of the year	(38,935)	(49,153)
Additions	(5,652)	(10,681)
Write-offs	3,302	2,566
Reversal of impairment	—	18,333
Balances at the end of the year	(41,285)	(38,935)

Azul S.A.	Consolidated Financial Statements	F-25

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
9.        SECURITY DEPOSITS AND MAINTENANCE RESERVES
9.1     Accounting policies
9.1.1     Security deposits
Security deposits are represented by amounts deposited by the Company, mostly to the lessors of aircraft and engines, as required at the inception of the lease, as guarantee for the fulfillment of the lease contract. Security deposits do not bear interest and are reimbursable at the end of the contracts. Judicial deposits are also included in this balance.
9.1.2     Maintenance reserves
Certain master lease agreements provide for the payment of aircraft and engine maintenance reserve deposits made to the lessors to be held as collateral for the performance of major maintenance activities, and therefore these deposits are reimbursable upon completion of the maintenance event in an amount equal to or less than:

•the amount of the maintenance reserve held by the lessor associated with the specific maintenance event; or
•the costs related to the specific maintenance event.

Substantially all of these maintenance reserve payments are calculated based on an aircraft utilization measure, such as flight hours or cycles.
At the reporting date we assess whether the maintenance reserve deposits required by the master lease agreements are expected to be recovered based on the expected usage of the aircraft and timing of future maintenance events. A provision for loss is recorded for deposits that are not probable to be recovered.

Aircraft and engine maintenance reserves are classified as current or non-current depending on the dates which the amounts are expected to be recovered.
9.2     Breakdown of security deposits and maintenance reserves

	December, 31
Description	2022	2021

Security deposits	374,960	319,530
Maintenance reserves	2,610,943	2,104,532
Total	2,985,903	2,424,062

Provision for loss	(446,342)	(459,643)

Total, net	2,539,561	1,964,419

F-26	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The movement of security deposits and maintenance reserves is as follows:

Description	Security deposits	Maintenance reserves	Total

At December 31, 2020	232,396	1,321,646	1,554,042
Additions	95,799	501,309	597,108
Reversal of impairment	—	24,275	24,275
Provision for loss	—	(221,626)	(221,626)
Write-offs	(48,584)	(86,804)	(135,388)
Transfer	23,782	—	23,782
Foreign currency exchange	16,137	106,089	122,226

At December 31, 2021	319,530	1,644,889	1,964,419

Additions	123,796	714,079	837,875
Provision for loss	—	(74,831)	(74,831)
Write-offs	(48,688)	(14,847)	(63,535)
Foreign currency exchange	(19,678)	(104,689)	(124,367)

At December 31, 2022	374,960	2,164,601	2,539,561
Current	77,241	947,927	1,025,168
Non-current	297,719	1,216,674	1,514,393
10.        TAXES RECOVERABLE
10.1    Accounting policies
Taxes recoverable represent rights that will be realized through offsets against future obligations arising from the Company’s operational activities. The Company continuously reviews the capacity of realization of these assets and, when necessary, provisions are established to ensure that these assets are accounted for at their realization value. Such amounts are presented net of provision for losses.
10.2     Breakdown of taxes recoverable

	December 31,
Description	2022	2021

Social Integration Program (" PIS ") and Contribution to Social Security Financing (" COFINS ")	135,176	61,049
Withholding income tax	39,528	19,768
Income taxes	29,359	15,488
Tax on the Circulation of Goods and Services (" ICMS ")	21,661	9,500
Others	9,167	3,894
	234,891	109,699
11.        PREPAID EXPENSES
11.1    Accounting policies
Prepaid expenses represent payments for which the Company will receive the provision of services and/or will benefit from the use of the related assets in a subsequent period.

Azul S.A.	Consolidated Financial Statements	F-27

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
11.2    Breakdown of prepaid expenses

	December 31,
Description	2022	2021

Insurances	82,501	89,951
Maintenance	304,927	295,518
Commissions	69,856	112,599
Others	44,607	59,710
Total	501,891	557,778

Current	182,891	244,413
Non-current	319,000	313,365
12.    ADVANCES TO SUPPLIERS
12.1    Accounting policies
Advances to suppliers represent the advance payment of installments related to purchases of goods or obtainment of rights that will be delivered in the future. Such amounts are presented net of provision for losses.
12.2    Breakdown of advances to suppliers

	December 31,
Description	2022	2021

Advances – local currency	90,810	109,677
Advances – foreign currency	30,887	93,702
	121,697	203,379
13.            INCOME TAX AND CONTRIBUTION
13.1    Accounting policies
13.1.1    Current taxes
In Brazil, current taxes comprise corporate income tax (“IRPJ”) and social contribution on profit (“CSLL”), which are calculated monthly based on the taxable profit, after offsetting tax loss carryforwards, these limited to 30% of the taxable profit. The combined rate applied to the tax base is 34%
The income from foreign subsidiaries is subject to taxation in accordance with the rates and legislation in force. In Brazil such income is taxed in accordance with Law No. 12,973/14.
13.1.2    Deferred taxes
Deferred taxes represent credits and debits on tax loss carryforwards, as well as temporary differences between the tax and accounting bases. Deferred tax and contribution assets and liabilities are classified as non-current. An impairment loss on these assets is recognized when the Company's internal studies indicate that the future use of these credits is not likely.
Deferred tax assets and liabilities are presented net if there is a legally enforceable right to set off tax liabilities against tax assets, and if they are related to taxes levied by the same tax authority on the same taxable entity, therefore, for presentation purposes, balances of tax assets and liabilities, which do not meet the legal criteria for realization are disclosed separately. Deferred tax assets and liabilities shall be measured at the rates that are expected to be applicable in the period in which the asset is realized or the liability is settled, based on the tax rates and legislation in force at the reporting date. The projections of future taxable profits on tax loss carryforwards are prepared based on the business plans and are reviewed and approved annually by the Board of Directors.

F-28	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
13.1.3    Uncertainty over income tax treatments
On January 1, 2019, the accounting interpretation IFRIC 23 – Uncertainty over Income Tax Treatments, became effective, addressing the application of recognition and measurement requirements when there is uncertainty over income tax treatments.
The Company analyzes relevant tax decisions of higher courts and whether they conflict in any way with the positions adopted. For known uncertain tax positions, when necessary, the Company establishes a provision based on the legal opinions issued by its legal advisors. The Company quarterly evaluates the positions taken in which there are uncertainties about the tax treatment adopted.
13.2    Breakdown of deferred taxes

Description	December 31, 2021	Profit or loss	December 31, 2022

Temporary differences liabilities
Fair value of TAP Bond	(31,549)	31,549	—
Financial instruments	(95,208)	95,208	—
Breakage	(138,624)	(38,260)	(176,884)
Others	(516)	—	(516)
	(265,897)	88,497	(177,400)
Temporary differences assets	265,897	(88,497)	177,400
Total	—	—	—
13.3    Reconciliation of the effective income tax rate

	December 31,
Description	2022	2021	2020

Loss before income tax and social contribution	(722,367)	(4,213,208)	(11,077,214)
Combined nominal tax rate	34%	34%	34%
Taxes calculated at nominal rates	245,605	1,432,491	3,766,253

Adjustments to determine the effective rate
Profits from non-taxed investments abroad	100,586	—	—
Unrecorded benefit on tax losses and temporary differences	(700,826)	(1,311,394)	(3,257,190)
Permanent differences	331,406	(116,876)	(244,011)
Rate differential	29,189	—	—
Others	(5,960)	(4,221)	(22,547)
	—	—	242,505

Current income tax and social contribution	—	—	(11)
Deferred income tax and social contribution	—	—	242,516
Income tax and social contribution credit (expense)	—	—	242,505

Effective rate	—%	—%	2%
The Company has tax losses that are available indefinitely for offset against 30% of future taxable profits, as follows:

	December 31,
Description	2022	2021	2020

Tax loss and negative bases	12,863,038	8,843,805	5,751,867
Tax loss (25%)	3,215,760	2,210,951	1,437,967
Negative social contribution base (9%)	1,157,673	795,942	517,668

Azul S.A.	Consolidated Financial Statements	F-29

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
14.    PROPERTY AND EQUIPMENT
14.1    Accounting policies
Property and equipment, are stated at acquisition cost.
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
14.1.1    Sale and leaseback transactions
First, sale and leaseback transactions are analyzed within the scope of IFRS 15 – Revenue from Contracts with Customers, in order to verify whether the performance obligation has been satisfied, and therefore to account for the sale of the asset. If this requirement is not met, it is a finance arrangement with the asset given as guarantee.
If the requirements related to the performance obligation set out are met, the Company measures a right-of-use asset arising from the sale and leaseback transaction in proportion to the carrying amount of the asset related to the right of use retained by the Company. Accordingly, only the gains or losses related to the rights transferred to the buyer-lessor are recognized.
During the year ended December 31, 2022, the Company carried out a sale and leaseback transaction of aircraft and engines where the gain, net of costs of sale, related to these operations corresponds to R$33,155 (As of December 31,2021 R$22,736 and 2020 R$16,224) and is recognized in the line item “Other” in the statements of operations.
14.1.2    Advance payments for acquisition of aircraft
Advance payments for acquisition of aircraft are recorded in property and equipment, including interest and financial charges incurred during the aircraft manufacturing phase.

F-30	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
14.2    Breakdown of property and equipment

Description	Weighted average rate (p.a.)	December 31, 2021	Acquisitions	Write-offs	Transfers(a)	December 31, 2022

Cost
Aircraft and engines		2,519,231	815,578	(903,072)	225,034	2,656,771
Buildings and leasehold improvements		506,678	7,869	(9,213)	18,741	524,075
Equipment and facilities		199,119	18,767	(407)	5,003	222,482
Others		29,905	2,073	(20)	247	32,205
Construction in progress		52,174	47,427	(5,009)	(50,349)	44,243
Advance payments for acquisition of aircraft		85,607	23,880	—	—	109,487
		3,392,714	915,594	(917,721)	198,676	3,589,263
Depreciation
Aircraft and engines	9%	(811,322)	(223,828)	108,911	(38,827)	(965,066)
Buildings and leasehold improvements	10%	(174,092)	(48,399)	8,080	—	(214,411)
Equipment and facilities	11%	(129,236)	(22,721)	225	—	(151,732)
Others	12%	(22,400)	(3,492)	4	—	(25,888)
		(1,137,050)	(298,440)	117,220	(38,827)	(1,357,097)

Property and equipment		2,255,664	617,154	(800,501)	159,849	2,232,166
Impairment		(294,490)	—	15,413	—	(279,077)
Total property and equipment, net		1,961,174	617,154	(785,088)	159,849	1,953,089

(a)     The balances of transfers are between the groups of aircraft sublease, property and equipment, right-of-use assets and other assets.

Azul S.A.	Consolidated Financial Statements	F-31

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)

Description	Weighted average rate (p.a.)	December 31, 2020	Acquisitions	Write-offs	Transfers(a)	December 31, 2021

Cost
Aircraft and engines		2,297,661	360,384	(137,293)	(1,521)	2,519,231
Buildings and leasehold improvements		485,247	20,694	(503)	1,240	506,678
Equipment and facilities		181,094	19,169	(1,144)	—	199,119
Others		28,008	1,897	—	—	29,905
Construction in progress		33,630	44,631	(4)	(26,083)	52,174
Advance payments for acquisition of aircraft		91,944	—	—	(6,337)	85,607
		3,117,584	446,775	(138,944)	(32,701)	3,392,714
Depreciation
Aircraft and engines	9%	(624,736)	(200,677)	14,091	—	(811,322)
Buildings and leasehold improvements	9%	(128,761)	(45,791)	460	—	(174,092)
Equipment and facilities	12%	(107,917)	(22,086)	767	—	(129,236)
Others	10%	(19,606)	(2,794)	—	—	(22,400)
		(881,020)	(271,348)	15,318	—	(1,137,050)
Property and equipment		2,236,564	175,427	(123,626)	(32,701)	2,255,664
Impairment		(436,858)	(4,240)	146,608	—	(294,490)
Total property and equipment, net		1,799,706	171,187	22,982	(32,701)	1,961,174

(a) The balances of transfers are between the groups of property and equipment, right-of-use assets and intangible assets.
15.        RIGHT-OF-USE ASSETS
15.1    Accounting policies
IFRS 16 – Leases, establishes the principles for the recognition, measurement, presentation and disclosure of leasing operations and requires that lessees, at the commencement date of a lease, recognize a liability to make payments (a lease liability) and an asset representing the right to use the underlying asset over the lease term (a right-of-use asset – “ROU”). Lessees must separately recognize in the statement of operations interest expense on the lease liability and depreciation expense for the right-of-use asset.
Lessees are also required to reassess the lease liability in the event of certain events, for example, a change in the lease term, or a change in future lease payment flows as a result of a change in an index or rate used to determine such payments. In general, the lessee must recognize the remeasurement amount of the lease liability as an adjustment to the right-of-use asset.
Considering the dollar-denominated environment in which the Company raises funds, in determining the discount rate the Company used as a basis the funding rates on the start and/or modification dates of the lease agreements in foreign currency.

F-32	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
15.1.1    Componentization of aircraft
At the receipt and initial recognition of aircraft and/or right-of-use assets, the Company allocates the total cost of the aircraft between five major components, airframe, auxiliary power unit (“APU”) or propeller landing gear and two engines. The useful life of each component is determined according to the estimated period until the next maintenance event, limited to the final term of the contract/and or the estimated useful life of the asset.
15.1.2    Capitalization of heavy maintenance events
Heavy maintenance events, which increase the useful lives of assets, are capitalized and recognized as property and equipment or in addition to the right of use of assets. They are subsequently depreciated over the respective period of use or until the end of the lease. Repairs and other routine maintenance are recognized in profit or loss during the year in which they are incurred.
Additionally, the Company also has “power-by-the-hour” contracts, in which the amounts due to maintenance providers are calculated based on the hours flown, at the time of the maintenance event.
15.1.3    Recognition of contractual obligations relating to return of aircraft (asset retirement obligation)
The costs resulting from the maintenance events that will be carried out immediately before the return of the aircraft to the lessors are recognized as an obligation at present value, with an offsetting entry increasing the cost of the asset , as long as they can be reasonably estimated. Assets are depreciated on a straight-line basis over the lease contract term, while liabilities are updated by interest rates and exchange effects.

Azul S.A.	Consolidated Financial Statements	F-33

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
15.2    Breakdown of right-of-use assets

Description	Weighted average rate (p.a.)	December 31, 2021	Acquisitions	Write-offs	Contractual modifications	Transfers(a)	December 31, 2022

Cost
Aircraft and engines		11,356,489	1,436,969	(66,458)	49,271	(142,729)	12,633,542
Maintenance of aircraft and engines		1,542,856	628,293	(209,458)	(15,242)	(7,661)	1,938,788
Restoration of aircraft and engines		1,387,738	678,685	(246,985)	—	—	1,819,438
Simulators		119,782	—	—	—	—	119,782
Others		89,226	193,359	(67,416)	11,452	—	226,621
		14,496,091	2,937,306	(590,317)	45,481	(150,390)	16,738,171
Depreciation
Aircraft and engines	7%	(6,368,510)	(812,402)	19,254	—	38,827	(7,122,831)
Maintenance of aircraft and engines	20%	(1,052,190)	(313,613)	206,191	—	—	(1,159,612)
Restoration of aircraft and engines	34%	(380,649)	(468,050)	220,177	—	—	(628,522)
Simulators	29%	(70,256)	(35,139)	—	—	—	(105,395)
Others	44%	(19,240)	(39,674)	—	—	—	(58,914)
		(7,890,845)	(1,668,878)	445,622	—	38,827	(9,075,274)

Right-of-use assets		6,605,246	1,268,428	(144,695)	45,481	(111,563)	7,662,897
Impairment		(605,651)	—	488,731	—	6,571	(110,349)
Right-of-use assets, net		5,999,595	1,268,428	344,036	45,481	(104,992)	7,552,548

(a)     The balances of transfers are between the groups of aircraft sublease, property and equipment, right-of-use assets and other assets.

F-34	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)

Description	Weighted average rate (p.a.)	December 31, 2020	Acquisitions	Write-offs	Contractual modifications	Transfers(a)	December 31, 2021

Cost
Aircraft and engines		10,033,538	1,021,819	(19,301)	221,266	99,167	11,356,489
Maintenance of aircraft and engines		1,414,507	236,336	(113,160)	(2,285)	7,458	1,542,856
Restoration of aircraft and engines		597,011	790,727	—	—	—	1,387,738
Simulators		70,148	13	—	49,621	—	119,782
Others		144,602	70,174	(125,550)	—	—	89,226
Advance payments for right of use of aircraft		—	76,097	—	—	(76,097)	—
		12,259,806	2,195,166	(258,011)	268,602	30,528	14,496,091
Depreciation
Aircraft and engines	7%	(5,707,259)	(677,537)	16,286	—	—	(6,368,510)
Maintenance of aircraft and engines	19%	(892,325)	(271,203)	111,338	—	—	(1,052,190)
Restoration of aircraft and engines	33%	(182,861)	(197,788)	—	—	—	(380,649)
Simulators	20%	(55,969)	(14,287)	—	—	—	(70,256)
Others	9%	(104,036)	(12,407)	97,203	—	—	(19,240)
		(6,942,450)	(1,173,222)	224,827	—	—	(7,890,845)

Right-of-use assets		5,317,356	1,021,944	(33,184)	268,602	30,528	6,605,246
Impairment		(706,615)	(172,305)	273,269	—	—	(605,651)
Right-of-use assets, net		4,610,741	849,639	240,085	268,602	30,528	5,999,595

(a)    The balances of transfers are between the groups of property and equipment, right-of-use assets and intangible assets.

Azul S.A.	Consolidated Financial Statements	F-35

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
16.            INTANGIBLE ASSETS
16.1.    Accounting policies
16.1.1    Finite useful life
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
16.1.2    Indefinite useful life
16.1.2.1 Goodwill
Goodwill was recognized from the business combinations of IntelAzul S.A. and Azul Conecta. Goodwill is tested annually by comparing the carrying amount with the recoverable amount. Management makes judgments and assumptions to assess the impact of macroeconomic and operational changes, in order to estimate future cash flows and measure the recoverable amount of assets.
16.1.2.2 Rights of operations in airports (slots)
In the business combinations of IntelAzul S.A. and Azul Conecta, slots acquired were recognized at their fair values at the acquisition date and not amortized. The estimated useful life of these rights was considered indefinite due to several factors and considerations, including requirements and authorizations for permission to operate in Brazil and limited availability of usage rights at the most important airports in terms of air traffic volume. The carrying amount of these rights is assessed annually.
16.2    Breakdown of intangible assets

Description	Weighted average rate (p.a.)	December 31, 2021	Acquisitions	Write-offs	December 31, 2022

Cost
Goodwill(a)	—	901,417	—	—	901,417
Slots(b)	—	126,547	—	—	126,547
Software	—	748,049	198,525	(58)	946,516
		1,776,013	198,525	(58)	1,974,480
Amortization
Software	17%	(417,975)	(129,982)	—	(547,957)
		(417,975)	(129,982)	—	(547,957)

Total intangible assets, net		1,358,038	68,543	(58)	1,426,523

F-36	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)

Description	Weighted average rate (p.a.)	December 31, 2020	Acquisitions	Transfers(c)	December 31, 2021

Cost
Goodwill(a)		810,948	134,820	(44,351)	901,417
Slots(b)		82,196	—	44,351	126,547
Software		593,334	152,542	2,173	748,049
		1,486,478	287,362	2,173	1,776,013

Amortization
Software	17%	(316,210)	(101,765)	—	(417,975)
		(316,210)	(101,765)	—	(417,975)

Total intangible assets, net		1,170,268	185,597	2,173	1,358,038

(a)     Goodwill, in the amounts of R$753,502 and R$147,915, arises from the acquisition of IntelAzul S.A. (formerly TRIP Linhas Aéreas S.A.) in 2012 and Conecta (formerly Two Táxi Aéreo Ltda.) in 2020, respectively, and refers to the consideration transferred, less the fair value of assets acquired and liabilities assumed, net.
(b)     As part of the allocation of the purchase price for the acquisition of IntelAzul S.A. (formerly TRIP Linhas Aéreas S.A.) and Conecta (formerly Two Táxi Aéreo Ltda.) the Company recognized the value of operating licenses for certain airport slots, assets with an indefinite useful life.
(c)     Transfers are between the groups of property and equipment, right-of-use assets and intangible assets.
16.3    Impairment of intangible assets without a finite useful life
As of December 31, 2022, the Company performed annual impairment tests, determining the value in use of its cash generating unit through discounted cash flows.
The assumptions used in the impairment tests of goodwill and other intangible assets are consistent with the Company's operating plans and internal projections, prepared for a period of five years. After this period, a perpetuity rate of growth of operating projections is assumed. Assumptions and projections are revised and approved by management. The discounted cash flow that determined the value in use of the cash-generating unit was prepared according to the Company’s business plan approved by the Board of Directors on December 8, 2022.
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
The macroeconomic assumptions commonly adopted include the Gross Domestic Product (“GDP”) and projections of the US dollar, both obtained from the Focus Report issued by the Central Bank of Brazil, in addition to future kerosene barrel prices and interest rates, obtained from specific Bloomberg disclosures.
The result of the impairment test showed that the estimated recoverable amount is greater than the carrying amount allocated to the cash-generating unit and, therefore no adjustment of the recoverable amount to be recorded at December 31, 2022 was identified, as shown below:

	December 31, 2022		December 31, 2021
Description	Goodwill	Slots	Goodwill	Slots

Carrying amount	901,417	126,547	901,417	126,547
Carrying amount – CGU	9,505,637	—	8,499,312	—
Value in use	19,622,243	2,611,480	35,355,308	2,419,843

Pre-tax discount rate	11.5%	12.5%	9.5%	10.5%
Growth rate in perpetuity	3.0%	3.0%	3.0%	3.0%

Azul S.A.	Consolidated Financial Statements	F-37

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
17.            LOANS AND FINANCING
17.1    Accounting policies
Loans and financing are initially recognized at fair value less any directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest method, with the exception of the embedded derivative contained in the convertible debentures, which is measured at fair value through profit or loss.
As required by IFRS 9 – Financial Instruments, the right to convert convertible debentures into shares was measured at fair value through profit or loss as it is an embedded derivative.
17.2    Movement of loans and financing

Description	Average nominal rate p.a.	Maturity	December 31, 2021	Funding (–) costs	Variation of conversion right	Payment of principal	Payment of interest	Interest incurred	Foreign currency exchange	Amortized cost	December 31, 2022

In foreign currency - US$
Senior notes - 2024	5.9%	Oct-24	2,236,910	—	—	—	(120,924)	120,487	(146,308)	7,237	2,097,402
Senior notes - 2026	7.3%	Jun-26	3,298,018	—	—	—	(227,525)	222,675	(208,927)	11,424	3,095,665
Convertible debentures	6.0%	Oct-25	1,873,001	—	(519,815)	—	(105,891)	231,103	(79,212)	4,533	1,403,719
Aircraft and engines	6.0%	Mar-29	1,091,953	—	—	(302,544)	(43,056)	52,930	(74,135)	5,525	730,673
	Libor 3M + 2.6%	Mar-22	1,561	—	—	(1,428)	—	6	(139)	—	—
Others	1.0%	Jun-25	5,002	—	—	(4,124)	(5)	10	(332)	—	551
			8,506,445	—	(519,815)	(308,096)	(497,401)	627,211	(509,053)	28,719	7,328,010

In local currency - R$
Working capital	CDI + 3.9%	Feb-24	643,699	227,467	—	(369,623)	(108,887)	104,030	—	311	496,997
	2.9%	Sep-25	23,202	—	—	(20,728)	(1,031)	1,232	—	—	2,675

Debentures (a)	CDI + 5.0%	Dec-27	733,017	(12,308)	—	(74,056)	(50,908)	147,029	—	4,396	747,170

Aircraft and engines	6.2%	Mar-27	84,330	—	—	(42,324)	(3,863)	4,017	—	122	42,282
	Selic + 5.5%	May-25	28,038	—	—	(8,350)	(4,374)	3,910	—	60	19,284

			1,512,286	215,159	—	(515,081)	(169,063)	260,218	—	4,889	1,308,408

Total in R$			10,018,731	215,159	(519,815)	(823,177)	(666,464)	887,429	(509,053)	33,608	8,636,418

Current			1,023,390								1,127,729
Non-current			8,995,341								7,508,689

(a)     The amount of R$12,308 refers to costs to be amortized due to the renegotiation of the debentures (note 17.3.5).

F-38	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)

Description	Nominal rate p.a.	Maturity	December 31, 2020	Funding (–) costs	Variation of conversion right	Payment of principal	Payment of interest	Interest incurred	Foreign currency exchange	Amortized cost	December 31, 2021

In foreign currency - US$
Senior notes - 2024	5.9%	Oct-24	2,076,310	—	—	—	(129,680)	127,437	156,163	6,680	2,236,910
Senior notes - 2026	7.3%	Jun-26	—	2,976,795	—	—	(122,803)	127,840	294,660	21,526	3,298,018
Convertible debentures	6.0% to 7.5%	Oct-25	2,419,704	—	(829,213)	—	—	201,303	77,451	3,756	1,873,001
Aircraft and engines	3.0% to 6.0%	Mar-29	1,076,442	—	—	(37,029)	(85,543)	51,050	82,722	4,311	1,091,953
	Libor 3M + 2.6%	Mar-22	8,263	—	—	(7,525)	(178)	189	477	335	1,561
Others	1.0%	Jul-23	160,534	—	—	(170,547)	(1,110)	1,095	15,030	—	5,002
			5,741,253	2,976,795	(829,213)	(215,101)	(339,314)	508,914	626,503	36,608	8,506,445

In local currency - R$
Working capital	CDI + 2% to 6%	Feb-24	709,668	46,478	—	(103,065)	(56,750)	47,180	—	188	643,699
	10.0%	Sep-25	43,443	—	—	(20,329)	(3,642)	3,730	—	—	23,202
	5.0%	Jul-21	10,846	—	—	(11,151)	(184)	159	—	330	—
	TJLP + 5.0%	Jul-21	12,524	—	—	(12,571)	(394)	441	—	—	—
Debentures	CDI + 3.0%	Dec-23	690,904	—	—	—	(16,000)	52,784	—	5,329	733,017
Aircraft and engines	6.0% to 7.3%	Mar-27	116,374	—	—	(32,606)	(5,901)	6,341	—	122	84,330
	Selic + 2.8% to 5.5%	May-25	35,502	—	—	(5,880)	(4,060)	2,436	—	40	28,038
			1,619,261	46,478	—	(185,602)	(86,931)	113,071	—	6,009	1,512,286

Total in R$			7,360,514	3,023,273	(829,213)	(400,703)	(426,245)	621,985	626,503	42,617	10,018,731

Current			858,332								1,023,390
Non-current			6,502,182								8,995,341
17.3    Main loan and financing operations
17.3.1    Senior notes 2024
In October 2017, the subsidiary Azul Investments LLP raised debt of US$400 million, equivalent to R$1,297,760, maturing in 2024 and with a coupon of 5.875% p.a. The Company incurred borrowing costs of R$22,140, which will be amortized over the contract term, as required by IFRS-9. This transaction is part of the Company’s liability management strategy and the proceeds being used for refinancing debts and general corporate purposes.
17.3.2    Senior notes 2026
In June 2021, the subsidiary Azul Investments LLP raised debt of US$600 million, equivalent to R$3,052,440, maturing in 2026 and with a coupon of 7.25% p.a. The Company incurred borrowing costs of R$75,645, which will be amortized over the contract term, as required by IFRS-9.The Company and its subsidiary ALAB provided irrevocable, unconditional and full guarantee to honor the payment of their obligations related to the debt, and net proceeds from the issue are being used by the Company for general corporate purposes.

Azul S.A.	Consolidated Financial Statements	F-39

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
17.3.3    Convertible debentures
On 2020, the Company concluded the public offering for the distribution of debentures convertible into first-issue preferred shares, with security interest and additional personal guarantee of the Company, with the following characteristics: total issue amount: (i) R$1,745,900; (ii) issue date: October 26, 2020; (iii) term and maturity date: 5 years from the date of issue, maturing therefore on October 26, 2025; (iv) conversion price: R$32.2649 per preferred share, resulting in an initial conversion premium of 27.50%, calculated on the VWAP (Volume Weighted Average Price) of 30 trading sessions of the reference share of R$25.3058.
The issuance of debentures is part of Azul's efforts to contain the economic impact of the COVID-19 pandemic on its operations and the Company expects to use the net proceeds obtained for working capital, expansion of its activities and other strategic opportunities.
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
As required by IFRS 9 - Financial Instruments, the conversion right was measured at fair value through profit or loss as it is an embedded derivative. Accordingly, during the year ended December 31, 2022, due to the devaluation of the Company’s shares, a gain of R$519,815 was recognized under the “Derivative financial instruments, net” line item (R$829,213 as of December, 31 2021).
17.3.4    Working capital
During the year ended December 31, 2022, the subsidiary ALAB raised funds as shown below:
•R$200,000 at a rate equivalent to CDI+5.4% p.a. and quarterly payments of interest and principal with final maturity in September 2023. For this funding, the Company assigned receivables and the proceeds will be used for general corporate purposes; and
•R$27,792 with a cost of R$325, at a rate equivalent to CDI+6.3% p.a. and monthly payments of interest and principal with final maturity during 2023.
17.3.5    Debentures
During the year ended December 31, 2018, the subsidiary ALAB issued, through the 9th and 10th issue, restricted offers of 50,000 and 20,000 simple non-convertible debentures in the amount of R$500,000 and R$200,000 with funding costs for contracting the loan of R$3,414 and R$4,302 respectively. Funding costs will be amortized throughout the contract, as required by IFRS 9.
During the year ended December 31, 2022, the subsidiary ALAB renegotiated the debentures, changing the conditions and maturities. The rate was changed to CDI+5.0% p.a. with maturity on December 20, 2027. The indicators for measuring the covenants were changed to adjusted debt service coverage ratio (DSCR) equal to or greater than 1.2; and financial leverage less than or equal to 6.5 in 2023; 5.0 in 2024 and 2025; and 4.5 in 2026 and 2027.
17.3.6    Aircraft and engines
The balance, in local and foreign currency, consists substantially of the financing of engine maintenance and the purchase of aircraft and engines.

F-40	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
17.4    Schedule of amortization of long-term debt

	December 31,
Description	2022	2021

2023	—	1,242,042
2024	2,391,313	2,417,304
2025	1,629,572	1,959,558
2026	3,306,081	3,357,741
2027	172,205	8,510
After 2027	9,518	10,186
	7,508,689	8,995,341
17.5    Covenants
As of December 31, 2022, the Company has loans and financing subject to covenants related to the indebtedness level and the debt service coverage ratio.

Covenant related to:	Indicators for the measurement	Frequency of measurement

9th and 10th issue of debentures	(i) Adjusted debt service coverage ratio (DSCR) equal to or greater than 1.2; and (ii) Financial leverage less than or equal to 6.5 in 2023; 5.0 in 2024 and 2025; and 4.5 in 2026 and 2027.	Annual
Credit facility agreement (CFA)	(i) Adjusted debt service coverage ratio (DSCR) equal to or greater than 1.2; and (ii) Financial leverage less than or equal to 6.5.	Annual
Aircraft financing	(i) Adjusted debt service coverage ratio (DSCR) equal to or greater than 1.2; and (ii) Financial leverage less than or equal to 5.5.	Quarterly/Annual
Aircraft financing	(i) Adjusted debt service coverage ratio (DSCR) equal to or greater than 1.2; and (ii) Financial leverage less than or equal to 6.5.	Annual
The Company previously requested a waiver from the counterparties and obtained it in 2022. Therefore, the related debt is still classified in these financial statements according to the original contractual maturities.

Azul S.A.	Consolidated Financial Statements	F-41

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
18.        LEASES
18.1     Accounting policies
Lease liabilities are recognized, measured, presented and disclosed in accordance with IFRS – 16 Leases. The accounting policies adopted by the Company for leases are presented in note 15 to these financial statements.
18.2    Movement of lease liabilities

Description	Average remaining term	Weighted average rate	December 31, 2021	Additions	Contractual modifications	Payments	Interest incurred	Write-offs	Foreign currency exchange	December 31, 2022

Lease without purchase option:
Aircraft and engines	7.6	21.3%	13,724,647	1,507,577	55,342	(3,220,152)	2,400,049	(1,123)	(880,530)	13,585,810
Others	4.9	9.8%	71,869	193,360	11,452	(38,031)	15,798	(67,416)	(1,505)	185,527
Lease with purchase option:
Aircraft and engines	5.8	18.5%	1,094,059	113,231	(113,993)	(345,503)	117,281	—	(53,579)	811,496
Total			14,890,575	1,814,168	(47,199)	(3,603,686)	2,533,128	(68,539)	(935,614)	14,582,833

Current			3,497,665							4,025,948
Non-current			11,392,910							10,556,885

Description	Average remaining term	Weighted average rate	December 31, 2020	Additions	Contractual modifications	Payments	Interest incurred	Write-offs	Transfers(a)	Foreign currency exchange	December 31, 2021

Lease without purchase option:
Aircraft and engines	7.9	21.1%	11,663,143	868,705	119,196	(1,906,735)	2,352,332	(16,153)	(205,978)	850,137	13,724,647
Other	5.0	8.5%	57,278	70,174	—	(18,097)	4,965	(42,433)	—	(18)	71,869
Lease with purchase option:
Aircraft and engines	5.7	8.4%	800,391	170,621	125,083	(140,470)	76,343	—	—	62,091	1,094,059
Total			12,520,812	1,109,500	244,279	(2,065,302)	2,433,640	(58,586)	(205,978)	912,210	14,890,575

Current			2,272,349								3,497,665
Non-current			10,248,463								11,392,910

(a)    Transfers made to the line item “Other non-current liabilities” related to past-due lease liabilities with a lessor that entered court-supervised reorganization.

F-42	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
18.3    Schedule of amortization of leases

	December 31,
Description	2022	2021

2022	—	3,802,070
2023	4,387,911	4,056,001
2024	4,162,958	4,015,746
2025	3,579,587	3,397,128
2026	3,237,509	3,072,413
2027	2,909,201	2,782,538
After 2027	8,512,031	7,298,458
Minimum lease payments	26,789,197	28,424,354

Financial charges	(12,206,364)	(13,533,779)

Present value of minimum lease payments	14,582,833	14,890,575
18.4    Covenants
As of December 31, 2022, the Company has lease liabilities subject to covenants related to the indebtedness level and the debt service coverage ratio.

Covenant related to:	Indicators for the measurement	Frequency of measurement

Aircraft financing	(i) Adjusted debt service coverage ratio (DSCR) equal to or greater than 1.2; and (ii) Financial leverage less than or equal to 5.5.	Annual
These conditions will be verified only December 31,2023, therefore, the related debt is still classified in these financial statements according to the contractual flow originally established.

Azul S.A.	Consolidated Financial Statements	F-43

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
19.    ACCOUNTS PAYABLE
19.1    Accounting policies
Accounts payable to suppliers are initially recognized at fair value and subsequently increased, where applicable, by the corresponding charges, monetary variations, and exchange differences.
19.2    Breakdown of accounts payable

	December 31,
Description	2022	2021

Accounts payable – local currency	1,857,583	1,232,786
Accounts payable – foreign currency	1,092,231	639,894
	2,949,814	1,872,680

Current	2,432,843	1,530,480
Non-current	516,971	342,200
20.     REVERSE FACTORING
20.1    Accounting policies
The reverse factoring is a transaction through which a buyer company, called anchor company, hires a financial institution and sets up an advance payment operation to its suppliers. Azul has been adopting reverse factoring in order to optimize its cash flow mainly due to the cash shortage occurred during the period of COVID-19 pandemic.
During 2022, the Company promoted a significant shift in the average of extension term, from 60 to 128 days in average, and because of this, incurred in an important change in the interest rate charged by financial institution, from 0.51% to 1.24%.
Accordingly management reassessed its previously conclusion and for the current year concluded that reverse factoring transactions gathered characteristics that fit best financing activities, mainly due to the levels of interest rates, making the transactions appear as the most expensive hired by the Company, reason that lead the Company to decide to terminate all transaction in March 2, 2023.
The total amount was fully settled in the date of disclosure of these financial statements.
20.    Movement of reverse factoring

Description	Consolidated

At December 31, 2020	157,801
Addition	1,202,582
Interest incurred	18,228
Interest paid	(18,228)
Payment	(1,356,689)

At December 31, 2021	3,694

Addition	1,541,948
Interest incurred	79,460
Interest paid	(53,476)
Payment	(818,274)

At December 31, 2022	753,352

F-44	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
21.        DERIVATIVE FINANCIAL INSTRUMENTS
21.1    Accounting policies
Changes in interest rates, foreign exchange rates and aviation fuel prices expose the Company and its subsidiaries to risks that may affect their financial performance. In order to mitigate such risks, the Company contracts derivative financial instruments. Changes in the fair value of derivatives which have not been designated for hedge accounting are recognized directly in profit or loss.
21.2    Breakdown of derivative financial instruments

	Derivatives not designated as hedge accounting
Changes in fair value	Options - foreign currency	Interest rate swap	Forward - fuel	Forward - foreign currency	Conversion right debentures	Total

At December 31, 2020	8,947	(269,491)	(81,274)	349,093	(1,465,999)	(1,458,724)
Gains (losses) recognized in result	(10,222)	48,571	75,075	(78,453)	829,213	864,184
Payment	1,275	7,663	15,582	—	—	24,520
At December 31, 2021	—	(213,257)	9,383	270,640	(636,786)	(570,020)

Gains (losses) recognized in result	—	33,519	440,065	(35,394)	519,815	958,005
Payments (receipts)	—	568	(478,149)	—	—	(477,581)
At December 31, 2022	—	(179,170)	(28,701)	235,246	(116,971)	(89,596)

Rights with current derivative financial instruments	—	27,349	8,705	—	—	36,054
Rights with non-current derivative financial instruments	—	—	650	235,246	—	235,896
Obligations with current derivative financial instruments	—	(31,603)	(37,762)	—	—	(69,365)
Obligations with non-current derivative financial instruments	—	(174,916)	(294)	—	—	(175,210)
Long-term loans and financing	—	—	—	—	(116,971)	(116,971)
	—	(179,170)	(28,701)	235,246	(116,971)	(89,596)

Azul S.A.	Consolidated Financial Statements	F-45

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)

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
22.        AIR TRAFFIC LIABILITY
22.1    Accounting policies
This represents the Company’s obligations for the early receipt of air transport services and other auxiliary services related to the main obligation with its customers. They are accounted for at the amount of the transaction and as they are non-monetary items they are not subject to exchange differences or monetary adjustment of any nature. These obligations are derecognized when the related transport are provided.
22.2    Breakdown of air traffic liability

	December 31,
Description	2022	2021

Air traffic liability	4,660,271	3,471,534
Breakage	(520,246)	(407,718)
	4,140,025	3,063,816

Average use term	48 days	47 days

F-46	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
23.         TAXES PAYABLE
23.1    Accounting policies
Taxes payable represent obligations arising from the Company’s operating activities, mainly from the transport of passengers and cargo.
23.2    Breakdown of taxes payable

	December 31,
Description	2022	2021

Government installment payment program	96,547	123,445
Social Integration Program (" PIS ") and Contribution to Social Security Financing (" COFINS ")	55,385	63,584
Withholding income tax	49,906	34,382
Import taxes	15,189	22,459
Others	48,156	7,260
	265,183	251,130

Current	193,588	150,084
Non-current	71,595	101,046
24.    PROVISIONS
24.1    Accounting policies
24.1.1    Provision for return of aircraft and engines (asset retirement obligation – ARO)
Aircraft and engines used under leases without a purchase option have contractual obligations establishing conditions for their return. In these cases, the Company provides for the return costs, since these are present obligations, arising from past events and which will generate future disbursements, which are reliably measured. These expenses basically refer to aircraft reconfiguration (interior and exterior), obtaining licenses and technical certifications, verifications of returns, maintenance, painting, etc., as established in the contract. The estimated cost of return is initially recognized at present value as part of the cost of right-of-use assets, and the provision for aircraft return costs is recorded in the “Provisions” account. After initial recognition, the liability is updated according to the capital remuneration rate estimated by the Company, with a corresponding entry recorded in the financial result. Any changes in the estimate of expenses to be incurred are recognized prospectively against the right of use asset or in the statement of operations for the year, if the right-of-use balance is insufficient.
24.1.2    Tax, civil, labor and other risks
The Company is party to several legal and administrative proceedings, mainly in Brazil. Assessments of the likelihood of loss in these cases include an analysis of the available evidence, the hierarchy of laws, the available case laws, the most recent court decisions and their significance in the legal system, as well as the assessment of external lawyers. Provisions are revised and adjusted to reflect changes in circumstances, such as the applicable statute of limitations, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.
The Company’s Management believes that the provision for tax, civil, labor and other risks is sufficient to cover any losses on legal and administrative proceedings.

Azul S.A.	Consolidated Financial Statements	F-47

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
24.1.3     Onerous contracts
Onerous contracts are those for which the unavoidable costs of meeting the contractual obligations exceed the economic benefits expected to be received over the same contract. In these cases, the present obligation under the contract is measured and recognized as a provision. However, before a separate provision for onerous contract is established, the Company assesses and recognizes any impairment loss that has occurred in the assets related to that contract in accordance with IAS 36 – Impairment of Assets.
The provision is related to the obligations arising from the fleet transformation plan, as detailed in note 1.5.
24.1.4    Post-employment benefits
The Company recognizes actuarial liabilities related to health insurance benefits offered to its employees in accordance with IAS 19 – “Employee Benefits”. Actuarial gains and losses are recognized in other comprehensive income based on the actuarial report prepared by independent experts, while the current service cost and the interest cost are recognized in profit or loss for the year.
24.2    Breakdown of provisions

Description	Return of aircraft and engines (a)	Tax, civil, labor and other risks	Onerous contracts	Post -employment benefit	Total

At December 31, 2020	1,336,186	155,814	1,340,522	9,953	2,842,475

Additions	790,727	549,791	252,164	212	1,592,894
Reversals	—	—	(970,811)	—	(970,811)
Payments	(95,344)	(146,623)	(150,944)	—	(392,911)
Interest incurred	80,484	—	156,516	740	237,740
Effect of change in financial assumptions	—	—	—	(4,744)	(4,744)
Effect of plan experience	—	—	—	(400)	(400)
Transfers	37,898	—	(37,898)	—	—
Foreign currency exchange	91,488	—	103,858	—	195,346

At December 31, 2021	2,241,439	558,982	693,407	5,761	3,499,589

Additions	678,252	181,136	—	113	859,501
Reversals	—	—	(586,634)	—	(586,634)
Payments	(228,034)	(179,391)	(178,126)	—	(585,551)
Interest incurred	144,563	—	100,975	609	246,147
Effect of change in financial assumptions	—	—	—	(888)	(888)
Effect of plan experience	—	—	—	1,406	1,406
Foreign currency exchange	(160,954)	—	(29,622)	—	(190,576)

At December 31, 2022	2,675,266	560,727	—	7,001	3,242,994

Current	654,897	179,391	—	—	834,288
Non-current	2,020,369	381,336	—	7,001	2,408,706

(a)    Nominal discount rate 11.24% p.a. (as of December 31, 2021 – 9.47% p.a.)

F-48	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
24.2.1    Tax, civil, labor and other risks
The balances of the proceedings with estimates of probable and possible losses are shown below:

	Probable loss		Possible loss
	December 31,		December 31,
Description	2022	2021	2022	2021

Tax	263,495	218,051	376,510	217,470
Civil	107,980	69,326	57,871	44,661
Labor	121,842	136,785	43,423	107,427
Other	67,410	134,820	—	—
	560,727	558,982	477,804	369,558
24.2.1.1    Main proceedings
24.2.1.1.1    Tax
24.2.1.1.1.1    Probable loss
The Company discusses the non-application of the additional charge of 1% of COFINS on imports of aircraft, parts and components, in the amount of R$209,496 (As of December 31, 2021 R$196,048). Such classification is due to decisions from higher courts considering the legality of the collection of the additional charge on the imports made by airlines.
24.2.1.1.1.2    Possible loss
On October 31, 2022, the Company was assessed by the Federal Revenue Service due to alleged infringement relating to Social Security Contribution on Gross Revenue (payroll tax relief), totaling approximately R$227,000. Tax assessment notices are being discussed at the administrative and judicial levels.
24.2.1.1.2    Labor
24.2.1.1.2.1    Possible loss
On February 22, 2017, the Labor Department of Justice filed a lawsuit against the Company alleging the violation of certain labor aspects, such as excessive daily workday and the absence of enjoyment of rest periods, for which approximately R$66,000 in punitive damages is claimed. During 2022, a negative outcome in relation to certain claims demanded the Company to make a payment of R$500. However, the Company is recurring such decision. Judgment on the remaining claims is still pending. The probability of loss is still assessed as possible by the Company's legal advisors.
24.2.1.1.3    Others
24.2.1.1.3.    Probable loss
The amounts recognized under this line item refer to the contingent liability assumed as a result of the business combination with Azul Conecta in the amount of R$67,410 (As of December 31, 2021 R$134,820).

Azul S.A.	Consolidated Financial Statements	F-49

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
24.2.2    Post-employment benefit
Below are the assumptions used to calculate post-employment benefits:

	December 31,
Description	2022	2021

Nominal discount rate p.a.	10.96%	10.57%
Actual discount rate p.a.	5.78%	5.30%
Estimated inflation rate in the long term p.a.	4.90%	5.00%
HCCTR - Average nominal inflation rate p.a.	8.05%	8.15%
HCCTR - Actual nominal inflation rate p.a.	3.00%	3.00%
Mortality table	AT-2000 downrated by 10%	AT-2000 downrated by 10%
25.        RELATED-PARTY TRANSACTIONS
Transactions with related parties were entered into in the ordinary course of the Company’s business, at prices, terms and financial charges according to the conditions established between the parties.
25.1    Compensation of key management personnel
The Company’s employees are entitled to profit sharing based on certain goals agreed annually. In turn, executives are entitled to bonus based on statutory provisions proposed by the Board of Directors and approved by the shareholders. The amount of profit sharing is recognized in profit or loss for the year in which the goals are achieved.
Key management personnel comprise the directors, officers and members of the Executive Committee. The compensation and charges paid or payable for services are shown below:

	December 31,
Description	2022	2021	2020

Remuneration(a)	41,347	43,122	66,778

(a)    Considers stock option plans, restricted shares and phantom shares. The effect on the result referring to the phantom shares is based on the variation of the Company’s share value, which is updated at each reporting period, and does not represent a cash outflow.
25.2    Technology service sharing contract
On January 1, 2013, the Company entered into a contract with Águia Branca Participações S.A., one of its shareholders, for the sharing of information technology resources for an indefinite period. The total amount of services acquired during the year ended December 31, 2022 was R$52 (as of December 31, 2021 R$52), recorded under “Other expenses, net” in the statement of operations. As of December 31, 2022, there were no amounts to be paid as a result of this transaction.
25.3    Ticket sales contract
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
25.4    Aircraft sublease
In December 2019, the Company signed a letter of intent for the sublease of aircraft to the Breeze Aviation Group (“Breeze”), an airline founded by the controlling shareholder of Azul, headquartered in the United States. The transaction was voted and approved by 97% of the Azul's shareholders at the Extraordinary General Meeting held on March 2, 2020. Following good corporate practices, the controlling shareholder did not participate in the voting.
Until December 31, 2022, the Company sub-leased three aircrafts to Breeze and recorded a balance receivable of R$67,056 (R$79,663 as of December 31, 2021).

F-50	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
25.5 Lilium
In August 2021, the Company announced plans to make a strategic partnership with Lilium GmbH (“Lilium”), a wholly owned subsidiary of Lilium N.V., which has ultimately become a related party as the Company’s Board of Directors’ Chairman was elected independent member of Lilium’s Board of Directors.
25.6 Azorra
During the year ended December 31, 2022, the Company made agreements for purchase and sale of aircraft and engines with entities that are part of Azorra Aviation Holdings LLC. (“Azorra”) group, which has become a related party as the Company’s Board of Directors’ Chairman was elected independent member of Azorra’s Board of Directors.
As of December 31, 2022, the Company has a maintenance reserve and lease in the amount of R$107,286 and R$113,832, respectively. During the year ended December 31, 2022, aircraft sales were made.
25.7 TAP
During the year ended December 31, 2020, as informed at the Extraordinary General Meeting, due to the crisis caused by the COVID-19 pandemic, the Government of Portugal negotiated an aid package of €1.2 billion for the airline TAP with the European Commission, conditional upon, among other factors, eliminating the right to convert senior bonds, since they would not be diluted by the Portuguese Government's financial contribution. As a consequence, the elimination of the conversion right meant that TAP was no longer a related party and resulted in a loss recognized in the statement of operations of R$ 637,639, recorded under “Results from transactions with related parties, net”.
26.        EQUITY
26.1    Issued capital

		Quantity
Description	Company’s capital	Common shares	Preferred shares

At December 31, 2020	2,246,367	928,965,058	331,644,724
Share-based payment	44,509	—	2,035,286
At December 31, 2021	2,290,876	928,965,058	333,680,010
Share-based payment	23,065	—	1,943,398
At December 31, 2022	2,313,941	928,965,058	335,623,408
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
•The right to receive dividends equal to seventy-five (75) times the amount paid to each common share.

Azul S.A.	Consolidated Financial Statements	F-51

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
Company shareholding structure is presented below:

	December 31, 2022			December 31, 2021
Shareholder	Common shares	Preferred shares	% economic participation	Common shares	Preferred shares	% economic participation

David Neeleman	67.0%	2.2%	4.5%	67.0%	1.7%	4.0%
Acionistas Trip (a)	33.0%	4.4%	5.4%	33.0%	5.5%	6.5%
United Airlines Inc	—%	8.0%	7.8%	—%	8.1%	7.8%
Blackrock	—%	5.0%	4.8%	—%	—%	—%
Others	—%	80.3%	77.4%	—%	84.6%	81.6%
Treasury shares	—%	0.1%	0.1%	—%	0.1%	0.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(a)     This refers to Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda.
The Company is authorized, by resolution of the Board of Directors, to increase the issued capital regardless of any amendments to bylaws, with the issue of up to 98,899,268 (ninety-eight million, eight hundred and ninety-nine thousand, two hundred and sixty-eight) new preferred shares. The Board of Directors will set the conditions for the issue, including price and payment term.
26.2    Treasury shares
26.2.1    Accounting policies
Own equity instruments that are acquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of these equity instruments. Any difference between the carrying amount and the fair value, if the share is reissued, is recognized in share premium.
26.2.2    Movement of treasury shares

Description	Number of shares	Amount paid

At December 31, 2020	265,461	13,182
Repurchase	477,800	16,198
Transfers	(358,732)	(17,421)
At December 31, 2021	384,529	11,959
Repurchase	313,102	3,923
Transfers	(347,632)	(5,678)
At December 31, 2022 (a)	349,999	10,204

(a)    Average cost of R$29.15
The Board of Directors meeting held on November 11, 2022 approved the repurchase plan of 1,300,000 preferred shares maturing in 18 months, to keep them in treasury for subsequent payment of the installments of the Restricted Stock Option plan. Until December 31, 2022, the Company had repurchased 260,000 shares under the current plan and 513,102 shares under the previous plan.
27.        EARNINGS (LOSS) PER SHARE
27.1    Accounting policies
Basic earnings (loss) per share are calculated by dividing the profit or loss for the year attributed to the Company's controlling shareholders by the weighted average number of all classes of shares outstanding during the year.

F-52	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. However, due to the losses reported in the years ended December 31, 2022, 2021 and 2020, these instruments issued by the company have a non-dilutive effect and therefore were not considered in the total number of shares outstanding to determine the diluted loss per share.
Although there are differences between common and preferred shares as to voting and preemptive rights in the event of liquidation, the Company's preferred shares do not grant the right to receive fixed dividends. Preferred shares have economic power and the right to receive dividends 75 times greater than common shares. Accordingly, the Company considers that the economic power of preferred shares is greater than that of common shares. Therefore, the profit or loss for the year attributable to the controlling shareholders is allocated proportionally in relation to the total economic participation of the amount of common and preferred shares.
27.2    Earnings (loss) per share calculation

	Years ended December 31,
Description	2022	2021	2020

Numerator
Loss for the year	(722,367)	(4,213,208)	(10,834,709)

Denominator
Weighted average number of common shares	928,965,058	928,965,058	928,965,058
Weighted average number of preferred shares	335,291,821	333,286,277	329,779,360
75 preferred shares	75	75	75
Weighted average number of equivalent preferred shares(a)	347,678,022	345,672,478	342,165,561
Weighted average number of equivalent common shares(b)	26,075,851,633	25,925,435,858	25,662,417,083
Weighted average number of presumed conversions	77,059,124	63,296,103	63,789,234
Weighted average number of shares that would have been issued at average market price	3,290,760	2,711,861	4,705,897

Basic loss per common share - R$	(0.03)	(0.16)	(0.42)
Diluted loss per common share - R$	(0.03)	(0.16)	(0.42)
Basic loss per preferred share - R$	(2.08)	(12.19)	(31.67)
Diluted loss per preferred share - R$	(2.08)	(12.19)	(31.67)

(a)    This refers to the participation in the value of the Company's total equity, calculated as if all 928,965,058 common shares had been converted into 12,386,201 preferred shares at the conversion ratio of 75 common shares for each preferred share.
(b)    This refers to the participation in the value of the Company's total equity, calculated as if the weighted average of preferred shares had been converted into common shares at the conversion ratio of 75 common shares for each one preferred share.
28.        SHARE-BASED PAYMENT
28.1    Accounting policies
The Company offers executives share-based compensation plans to be settled with Company shares and in cash, according to which the Company receives services as consideration.
The cost of the instruments is measured based on the fair value at the date they were granted. To determine the fair value, the Company uses the Black-Scholes option pricing model.
The cost for equity-settled transactions is recognized in the statement of operations under “Salaries and benefits”, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the employee acquires the full right to the award (vesting date).
The cost of cash-settled transactions is initially measured at fair value. Such cost is accounted for in the statement of operations under “Salaries and benefits” during the vesting period, with the recognition of a corresponding liability. The outstanding liability is remeasured at fair value at the end of the reporting period.

Azul S.A.	Consolidated Financial Statements	F-53

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
28.2    Compensation plans
The Company has three share-based compensation plans: the Stock Option Plan (“Option Plan”), the Restricted Stock Option Plan (“RSU”) and the Stock Purchase Plan ("Phantom Shares"). All of them aim to stimulate and promote the alignment of the objectives of the Company, shareholders, management and employees, and mitigate the risks in the generation of value of the Company by the loss of its executives, strengthening their commitment and productivity in the long-term results.
The movement of the plans is as follows:

	Number of shares
Description	Option plan	RSU	Phantom Shares	Total

At December 31, 2020	6,108,210	1,653,005	4,857,041	12,618,256

Granted	—	300,000	580,000	880,000
Exercised	(2,035,286)	(495,093)	(140,253)	(2,670,632)
Canceled	(149,238)	(91,526)	(160,106)	(400,870)
At December 31, 2021	3,923,686	1,366,386	5,136,682	10,426,754

Granted	17,089,417	1,006,779	—	18,096,196
Exercised (a)	(1,943,398)	(479,098)	—	(2,422,496)
Canceled	—	(98,666)	(4,810,210)	(4,908,876)
At December 31, 2022	19,069,705	1,795,401	326,472	21,191,578
(a)    Includes 131,466 units for Withholding income tax purposes under the RSU plans.

	December, 31
Description	2022	2021

Share price (in reais)	11.01	24.36
Weighted average price of the stock option (in reais)	11.84	11.79
Total obligation related to the phantom shares plan	844	49,828

	Years ended December, 31
Description	2022	2021	2020

Share-based payment (a)	(18,250)	17,180	51,752

(a)    Considers stock option plans, restricted stocks and phantom shares. The effect on the result referring to the phantom shares is based on the variation of the Company’s share value, which is updated at each reporting period, these plans do not have estimate of settlement within eight years and, therefore, does not represent a cash outflow.
    Due to the reduction of the share value in the year ended December 31, 2022, from R$24.36 to R$11.01 and the partial cancellations of the grants (note 28.3.3), there was a decrease in the estimate of remuneration of the phantom shares and consequently a reversal of the expense recognized in prior periods in the amount of approximately R$48 million.

F-54	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
28.3    Assumptions
28.3.1    Stock option plan
During the third quarter of 2022, the Company granted stock options under 4 programs, as shown below:

Date of grant	Option exercise price (in R$)	Everage fair value of the option on the grant (in R$)	Historical volatility	Expected dividend	Average risk-free rate of return	Exercise rate per tranche	Deadline remainder of vesting period (in years)	Purchasing period up to (years)	Total options granted	Total outstanding options	Total options available for exercise

December 11, 2009	3.42	1.93	47.7%	1.1%	8.8%	25.0%	0	4.0	5,032,800	182,870	182,870
March 24, 2011	6.44	4.16	54.8%	1.1%	12.0%	25.0%	0	4.0	1,572,000	84,000	84,000
April 05, 2011	6.44	4.16	54.8%	1.1%	12.0%	25.0%	0	4.0	656,000	7,500	7,500
June 30, 2014	19.15	11.01	40.6%	1.1%	12.5%	25.0%	0	4.0	2,169,122	740,013	740,013
July 01, 2015	14.51	10.82	40.6%	1.1%	15.7%	25.0%	0	4.0	627,810	199,864	199,864
July 1, 2016	14.50	10.14	43.1%	1.1%	12.2%	25.0%	0	4.0	820,250	299,796	299,796
July 06, 2017	22.57	12.82	43.4%	1.1%	10.3%	25.0%	0	4.0	680,467	471,745	471,745
March 14, 2017	11.85	4.82	50.6%	1.1%	11.3%	20.0%	0	5.0	9,343,510	—	—
August 8, 2022	11.07	8.10	70.0%	—%	13.0%	25.0%	3.6	4.0	1,774,418	1,774,418	—
August 8, 2022	11.07	6.40	68.8%	—%	13.2%	25.0%	2.6	4.0	1,509,499	1,509,499	373,250
August 19, 2022	11.07	7.39	67.2%	—%	13.6%	100.0%	0.6	1.0	4,900,000	4,900,000	—
August 19, 2022	11.07	11.54	74.6%	—%	12.7%	33.0%	4.6	5.0	8,900,000	8,900,000	—
									37,985,876	19,069,705	2,359,038
28.3.2    Restricted stock option plan
During the third quarter of 2022, the Company granted stock options under 2 plans, as shown below:

Date of grant	Exercise rate per tranche	Fair value of share (in reais)	Remaining term of the vesting period (in years)	Purchasing period up to (years)	Total granted	Total not exercised

July 7, 2019	25.0%	51.65	0.5	4.0	170,000	33,043
June 19, 2020	25.0%	21.80	1.4	4.0	1,382,582	578,576
July 07, 2021	25.0%	42.67	2.5	4.0	300,000	194,803
July 7, 2022	25.0%	11.72	3.5	4.0	335,593	330,593
July 7, 2022	25.0%	11.72	3.5	4.0	671,186	658,386
					2,859,361	1,795,401
28.3.3    Phantom shares
The Board of Director´s Meetings and Extraordinary General Meeting held on August 8 and 19 and September 9, 2022, respectively, approved the cancellation of up to 5,022,850 virtual stock options under the Company´s Second Virtual Stock Option Plans.

Date of grant	Option exercise price (in reais)	Price on the grant date (in reais)	Current share price (in reais)	Average fair value of option at the reporting date (in reais)	Historical volatility	Expected dividend	Average risk-free rate of return	Exercise rate	Remaining term of the vesting period (in years)	Term limit to exercise after dressing	Purchasing period up to (years)	Total granted	Total outstanding

August 07, 2018	20.43	40.41	11.01	1.37	69.8%	0%	13.5%	25.0%	0.0	4 years	4.0	707,400	83,646
July 07, 2019	42.09	25.34	11.01	0.23	69.8%	0%	13.5%	25.0%	0.5	4 years	4.0	405,000	13,277
April 30, 2020	10.35	17.40	11.01	3.82	69.8%	0%	13.5%	33.3%	0.3	4 years	3.0	3,250,000	173,743
April 30, 2020	10.35	17.40	11.01	4.39	65.9%	0%	13.4%	25.0%	1.3	4 years	4.0	1,600,000	50,088
August 17, 2021	33.99	33.99	11.01	1.88	72.1%	0%	13.3%	25.0%	2.6	4 years	4.0	580,000	5,718
												6,542,400	326,472

Azul S.A.	Consolidated Financial Statements	F-55

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
29.        SALES REVENUE
29.1.    Accounting policies
29.1.1    Passenger, cargo and auxiliary service revenue
Tickets sold but not yet used are initially recorded as “Air traffic liability”, net of estimated breakage revenue (note 22). Passenger revenue is recognized when air transportation is actually provided.
Breakage revenue represents tickets sold that are expected to expire unused, that is, passengers who have purchased tickets and are very likely not to use them before they expire. Breakage revenue is estimated using statistical models primarily based on historical data, ticket terms and customers travel behavior. Breakage revenue is recognized in proportion to the usage of the related tickets. At least annually, the calculations and the statistical model are reviewed in order to reflect and capture changes in customer behavior regarding ticket expiration.
Other revenues that include charter services, flight rescheduling fees, baggage dispatch and other additional services are recognized when services are rendered.
29.1.2    Frequent-flyer program revenue – TudoAzul
Under the “TudoAzul” program, customers accrue points based on the amount spent on tickets and according to the partners’ rules. The amount of points earned depends on TudoAzul membership category, market, fare class and other factors, including promotional campaigns.
Upon the sale of a ticket, a portion of the price of the ticket sold is allocated to future transportation service to be provided and the other portion to the points earned under the TudoAzul program. The Company determines the estimated selling price of the air transportation and points as if each element had been sold on a separate basis and was therefore based on the stand-alone selling price, in accordance with IFRS 15 – Revenue from Contracts with Customers.
The Company also sells frequent-flyer program points to customers and partners, including credit card companies, financial institutions and retail companies.
Revenue related to outstanding TudoAzul points is deferred in “Air traffic liability”, net of estimated breakage revenue (note 22), until the TudoAzul air transportation is provided for TudoAzul points redeemed.
Breakage revenue represent the outstanding TudoAzul points that are not expected to be redeemed and it is estimated based on statistical models based on historical data, including redemption patterns. Breakage revenue is recognized proportionally during the period in which the remaining points are actually redeemed, based on the weighted average price of the points sold. With some exceptions, points generally expire two years after the date earned regardless of activity in the program member's account.
29.2    Breakdown of sales revenue

	Years ended December 31,
Description	2022	2021	2020

Passenger revenue	15,020,757	9,101,576	5,197,272
Other revenues	1,513,582	1,301,090	799,222
Total	16,534,339	10,402,666	5,996,494
Taxes levied
Passenger revenue	(425,812)	(290,532)	(157,665)
Other revenues	(160,460)	(136,405)	(94,703)
Total taxes	(586,272)	(426,937)	(252,368)
Total revenue	15,948,067	9,975,729	5,744,126

F-56	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
Revenues by geographical location are as follows:

	Years ended December 31,
Description	2022	2021	2020

Domestic revenue	13,013,202	8,849,486	4,759,257
Foreign revenue	2,934,865	1,126,243	984,869
Total revenue	15,948,067	9,975,729	5,744,126
For information related to the operating segment, see note 3.3.
30.        FINANCIAL RESULT
30.1    Accounting policies
Financial income and expenses include interest income on amounts invested, leases, loans and financing, exchange differences, changes in the fair value of financial assets measured at fair value through profit or loss, gains and losses on derivative instruments, commissions and bank charges, among others. Interest income and expenses are recognized in the statement of operations using the effective interest method.
30.2    Breakdown of financial result

	Consolidated
	Years ended December, 31
Description	2022	2021	2020

Financial income
Interest cash and cash equivalents and short-term investments	198,290	105,051	23,187
Sublease	60,930	26,846	28,714
TAP Bond fair value	—	15,935	—
Others	18,069	6,448	8,397
	277,289	154,280	60,298
Financial expenses
Interest on loans and financing	(656,326)	(420,682)	(270,057)
Interest on convertible debentures	(231,103)	(201,303)	(25,116)
Interest on lease	(2,533,128)	(2,433,640)	(1,569,151)
Interest on factoring credit card receivables	(211,528)	(55,395)	(25,715)
Interest on provisions	(246,147)	(237,740)	(283,797)
Interest on reverse factoring	(79,460)	(18,228)	(17,063)
Interest accounts payable	(282,434)	(101,168)	(20,951)
Guarantee commission	(158,651)	(109,661)	(38,484)
Amortized cost of loans and financing	(33,608)	(42,617)	(19,594)
Cost of financial operations	(69,416)	(56,060)	(33,274)
TAP Bond fair value	(181,726)	—	—
Others	(110,255)	(161,749)	(211,385)
	(4,793,782)	(3,838,243)	(2,514,587)

Derivative financial instruments, net	958,005	864,184	(2,207,470)
Foreign currency exchange, net	1,406,566	(1,443,046)	(4,302,540)
Financial result, net	(2,151,922)	(4,262,825)	(8,964,299)

Azul S.A.	Consolidated Financial Statements	F-57

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
31.     RISK MANAGEMENT
31.1    Accounting policies
Operating activities expose the Company and its subsidiaries to the following financial risks: (i) market risk, related to interest rate, fuel price and exchange rate, (ii) credit risk and (iii) liquidity risk.
The risks are monitored by the Company’s management and can be mitigated through the use of swaps, futures and options contracts, in the oil market,, US dollar and interest .
All activities with financial instruments for risk management are carried out by specialists with skill, experience and adequate supervision. It is the Company's policy not to enter into derivative transactions for speculative purposes.
31.2    Accounting classification and fair value hierarchy of financial instruments
The following hierarchy is used to determine the fair value of financial instruments:
Level 1: quoted prices, without adjustment, in active markets for identical assets and liabilities;
Level 2: other techniques for which all inputs that have a significant effect on the fair value recorded are directly or indirectly observable; and
Level 3: techniques that use data that have a significant effect on the fair value recorded that are not based on observable market data.
The accounting classifications and the fair value hierarchy of the Company's consolidated financial instruments are shown below:

		Carrying amount		Fair value
		December 31,		December 31,
Description	Level	2022	2021	2022	2021

Assets
Cash and cash equivalents	2	668,348	3,073,799	668,348	3,073,799
Short-term investments	2	733,043	908,149	733,043	908,149
Accounts receivable	—	1,803,998	997,893	1,803,998	997,893
Aircraft sublease	—	176,053	274,198	176,053	274,198
Security deposits and maintenance reserves	—	2,539,561	1,964,419	2,539,561	1,964,419
Derivative financial instruments	2	271,950	353,817	271,950	353,817

Liabilities
Loans and financing	—	(8,519,447)	(9,381,945)	(7,474,137)	(8,973,383)
Loans and financing - conversion right	2	(116,971)	(636,786)	(116,971)	(636,786)
Leases	—	(14,582,833)	(14,890,575)	(14,582,833)	(14,890,575)
Accounts payable	—	(2,949,814)	(1,872,680)	(2,949,814)	(1,872,680)
Reverse factoring	—	(753,352)	(3,694)	(753,352)	(3,694)
Airport fees	—	(1,334,769)	(978,702)	(1,334,769)	(978,702)
Reimbursement to customers	—	(13,822)	(173,686)	(13,822)	(173,686)
Insurance payable	—	(84,985)	(92,793)	(84,985)	(92,793)
Derivative financial instruments	2	(244,575)	(287,051)	(244,575)	(287,051)

F-58	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
31.3    Market risks
31.3.1    Interest rate risk
To mitigate losses linked to interest rate fluctuations, the Company had, as of December 31, 2022, swap contracts (note 21.2).
31.3.1.1 Sensitivity analysis
As of December 31, 2022, the Company held financial assets and liabilities linked to various types of rates. In the sensitivity analysis of non-derivative financial instruments, the impact on annual interest was only considered on positions with values exposed to such fluctuations:

	Consolidated
	Exposure to CDI		Exposure to SOFR		Exposure to LIBOR rate
Description	Rate (p.a.)	December 31, 2022	Rate (p.a.)	December 31, 2022	Weighted rate (p.a.)	December 31, 2022

Exposed liabilities, net	13.7%	(670,898)	4.3%	(250,659)	5.0%	(355,118)

Effect on profit or loss
Interest rate devaluation by -50%	6.8%	48,568	2.2%	5,389	2.5%	8,832
Interest rate devaluation by -25%	10.2%	24,284	3.2%	2,695	3.7%	4,416
Interest rate appreciation by 50%	20.5%	(48,568)	6.5%	(5,389)	7.5%	(8,832)
Interest rate appreciation by 25%	17.1%	(24,284)	5.4%	(2,695)	6.2%	(4,416)
Assets and liabilities linked to LIBOR are being reviewed and will be restated at the published alternative rates. The Company estimates that the updated cash flows will be economically equivalent to the original ones.
31.3.2    Fuel price risk (“QAV”)
The price of fuel may vary depending on the volatility of the price of crude oil and its derivatives. To mitigate losses linked to variations in the fuel market, the Company had, as of December 31, 2022, forward transactions on fuel (note 21.2).
31.3.2.1 Sensitivity analysis
The following table demonstrates the sensitivity analysis in US dollars of the price fluctuation of QAV liter:

	Exposure to price
Description	Average price per liter (in reais)	December 31, 2022

Aircraft fuel	5.45	(6,561,288)

Effect on profit or loss
Devaluation by -50%	2.73	3,280,644
Devaluation by -25%	4.09	1,640,322
Appreciation by 50%	8.18	(3,280,644)
Appreciation by 25%	6.81	(1,640,322)
31.3.3    Foreign exchange risk
The foreign exchange risk arises from the possibility of unfavorable exchange differences to which the Company's cash flows are exposed. To mitigate losses linked to exchange rate variations, the Company had, as of December 31, 2022, foreign currency forward contracts (note 21.2).

Azul S.A.	Consolidated Financial Statements	F-59

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The exposure to the main exchange differences is as follows:

	Exposure to US$		Exposure to €
	December 31,		December 31,
Description	2022	2021	2022	2021

Assets
Cash and cash equivalents	56,487	244,239	8,052	4,352
Short-term investments	—	—	733,043	906,719
Accounts receivable	166,012	100,640	—	—
Aircraft sublease	176,053	274,198	—	—
Security deposits and maintenance reserves	2,471,349	1,918,517	—	—
Other assets	12,636	154,198	—	—
Total assets	2,882,537	2,691,792	741,095	911,071

Liabilities
Loans and financing	(7,299,291)	(8,506,445)	—	—
Leases	(14,525,385)	(14,814,400)	—	—
Accounts payable	(1,051,379)	(624,162)	—	—
Provisions and other liabilities	(3,020,947)	(3,808,012)	—	—
Total liabilities	(25,897,002)	(27,753,019)	—	—
Net exposure	(23,014,465)	(25,061,227)	741,095	911,071
Net exposure in foreign currency	(4,410,845)	(4,490,857)	133,066	144,134
31.3.3.1 Sensitivity analysis

	Exposure to US$		Exposure to €
Description	Closing rate	December 31, 2022	Closing rate	December 31, 2022

Exposed assets (liabilities), net	5.2177	(23,014,465)	5.5694	741,095

Effect on profit or loss
Foreign currency devaluation by -50%	2.6089	11,507,233	2.7847	(370,548)
Foreign currency devaluation by -25%	3.9133	5,753,616	4.1771	(185,274)
Foreign currency appreciation by 50%	7.8266	(11,507,233)	8.3541	370,548
Foreign currency appreciation by 25%	6.5221	(5,753,616)	6.9618	185,274
31.4    Credit risk
Credit risk is inherent to the Company's operating and financial activities, mainly disclosed in cash and cash equivalents, short-term investments, accounts receivable, aircraft sublease, security deposits and maintenance reserves. Financial assets classified as cash and cash equivalents and short-term investments are deposited with counterparties that have a minimum investment grade rating in the assessment made by agencies S&P Global Ratings, Moody's or Fitch (between AAA and A+). The TAP Bond is guaranteed by intellectual property rights and credits related to the TAP mileage program.
Credit limits are established for all customers based on internal classification criteria and the carrying amounts represent the maximum credit risk exposure. Outstanding receivables from customers are frequently monitored by the Company and, when necessary, allowances for expected credit losses are recognized.
Derivative financial instruments are contracted on the over-the-counter market (OTC) from counterparties with a minimum investment grade rating, or on commodities and futures exchanges (B3 and NYMEX), which substantially mitigates the credit risk. The Company assesses the risks of counterparties in financial instruments and diversifies the its exposure periodically.

F-60	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
31.5    Liquidity risk
The maturity schedules of the Company’s consolidated financial liabilities as of December 31, 2022 are as follows:

	December 31, 2021
Description	Carrying amount	Contractual cash flows	Until 1 year	From 2 to 5 years	After 5 years

Loans and financing	8,636,418	10,978,339	1,723,529	9,244,796	10,014
Leases	14,582,833	26,789,197	4,387,911	13,889,255	8,512,031
Accounts payable	2,949,814	2,949,814	2,432,843	516,943	28
Reverse factoring (a)	753,352	765,610	765,610	—	—
Airport fees	1,334,769	1,334,769	831,897	206,746	296,126
Reimbursement to customers	13,822	13,822	13,822	—	—
Insurance payable	84,985	84,985	84,985	—	—
Derivative financial instruments	244,575	244,575	69,365	175,210	—
	28,600,568	43,161,111	10,309,962	24,032,950	8,818,199

(a) The total balance has been settled by the date of disclosure of these financial pages.
31.6    Capital management
The Company seeks capital alternatives in order to satisfy its operational needs, aiming at a capital structure that it considers adequate for the financial costs and the maturity dates of funding and its guarantees. The Company continuously monitors its net indebtedness.
32.    NON-CASH TRANSACTIONS

	December 31, 2022
Description	Sublease	Acquisition of property and equipment	Maintenance reserves	Reverse factoring	Credit	Sale and leaseback	Loans and financing	Reclassifications	Lease	Modification of the lease agreement	Transfers	Total

Accounts receivable	—	—	—	—	—	—	—	—	(84,429)	—	15,537	(68,892)
Aircraft sublease	(55,948)	—	—	—	—	—	—	—	(40,586)	—	—	(96,534)
Security deposits and maintenance reserves	—	—	147,416	—	—	(8,916)	27,792	—	—	—	—	166,292
Inventories	—	—	—	—	—	—	—	—	—	—	(7,321)	(7,321)
Advances to suppliers	—	—	—	—	—	—	—	—	—	—	(687,731)	(687,731)
Property and equipment	—	279,406	—	—	—	11,150	—	—	65,370	—	171,798	527,724
Right-of-use assets	55,948	—	—	—	—	—	—	—	2,378,433	45,481	(159,850)	2,320,012
Loans and financing	—	—	—	—	—	—	(27,792)	—	—	—	—	(27,792)
Leases	—	—	—	—	—	—	—	—	(1,640,102)	47,199	—	(1,592,903)
Accounts payable	—	(279,406)	(147,416)	1,541,948	42,771	(2,234)	—	462,485	—	—	44,673	1,662,821
Reverse factoring	—	—	—	(1,541,948)	—	—	—	—	—	—	—	(1,541,948)
Airport fees	—	—	—	—	—	—	—	(760,839)	—	—	—	(760,839)
Taxes	—	—	—	—	—	—	—	298,354	—	—	—	298,354
Provisions	—	—	—	—	—	—	—	—	(678,252)	—	406,160	(272,092)
Other assets and liabilities	—	—	—	—	(42,771)	—	—	—	—	—	216,734	173,963
Profit or loss for the year	—	—	—	—	—	—	—	—	(434)	(92,680)	—	(93,114)
	—	—	—	—	—	—	—	—	—	—	—	—

Azul S.A.	Consolidated Financial Statements	F-61

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
33.        COMMITMENTS AND GUARANTEES
33.1    Aircraft acquisition
The Company contractually assumed the commitment to acquire aircraft directly from manufacturers and from lessors, according to the table below:

	December,31
Description	2022	2021

Lessors	32	45
Manufacturers	112	86
	144	131
The amounts shown below are discounted to present value using the weighted discount rate of leasing transactions and do not necessarily characterize a cash outflow as the Company evaluates the obtainment of financing to meet these commitments.

	December 31,
Description	2022	2021

2022	—	1,332,170
2023	2,025,240	1,048,452
2024	1,544,642	2,354,729
2025	1,969,208	2,116,390
2026	2,414,533	2,325,528
2027	1,361,299	1,323,801
After 2027	4,650,961	2,130,469
	13,965,883	12,631,539
33.2    Letters of credit
The position of the letters of credit in use by the Company follows:

	December, 31
	2022			2021
Description	R$	US$		R$	US$

Security deposits and maintenance reserves	2,453,336	480	millions	3,112,152	492	millions
Local guarantees	44,563	—		8,763	—
	2,497,899	480	millions	3,120,915	492	millions
33.3    Guarantees
The convertible debentures are guaranteed by the Company and its main operating subsidiary, ALAB, and are collateralized by certain assets, including, but not limited to, intellectual property assets held, right of use of the hangar, and specific equipment necessary for maintenance of the hangar located at Viracopos airport.
Additionally, other guarantees are offered for fundraising, such as the assignment of rights over credit card receivables, parts and equipment.

F-62	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2022
(In thousands of Brazilian reais – R$, unless otherwise indicated)
34.    SUBSEQUENT EVENTS
34.1    Renegotiation of debentures
As of January 20, 2023, the subsidiary ALAB renegotiated the terms of its local debentures, within the scope of the 9th and 10th issue, in order to extend their maturity from December 20, 2027 to December 20, 2028.
34.2    Judgment of the STF on res judicata in tax matters
The Federal Supreme Court (“STF”) finalized the judgment, on February 8, 2023, of the extraordinary appeals RE nº 955227 (Topic 885) and RE nº 949297 (Topic 881), and consolidated the understanding in the sense that a definitive decision (res judicata) obtained by a given taxpayer on taxes collected on a continuous basis loses its effects if the Court decides otherwise later. Also, the STF did not accept the request for modulation of the effects of the decision, so that the tax authorities can collect the taxes that were no longer collected based on such decisions. The Company reviewed the tax matters for which it has a final decision (res judicata) in the last 5 (five) years and did not identify any material impact of the STF judgment on the treatment currently given to its tax payments.
34.3    Reverse factoring
Up to the date of issuance of these financial statements, the Company fully settled the reverse factoring balance.
34.4    Agreement with Aircraft Lessors and Manufacturers
Pursuant to a material fact disclosed by the Company on March 5, 2023, commercial agreements were entered into with lessors representing more than 90% of outstanding lease liabilities, subject to certain conditions and corporate approvals.
These agreements represent a significant part of a comprehensive plan that aims to strengthen Azul's cash generation and improve its capital structure, in addition to delivering 100% of previously agreed amounts to lessors, through a combination of long-term debt and equity priced on a restructured balance sheet.
Based on these agreements, the lessors will reduce Azul's lease payments to eliminate differences negotiated during the Covid-19 pandemic, as well as the difference between Azul's contractual lease rates and current market rates. In exchange, the lessors will receive a negotiable bond maturing in 2030 and shares in Azul.

On April 4, 2023, the Company entered into a deferral agreement with certain lessors, comprising 57 aircraft, in which it was agree to defer certain rental payments due from January 2023, up to June 2023, amounting to US$114,309. Repayment of such lease payment is to be concluded until the end of 2024.

On the same date, the Company entered into an agreement requesting and obtaining a temporary forbearance from its lessors related to certain rights arising in respect of possible defaults under the existing leases.

Azul S.A.	Consolidated Financial Statements	F-63