Form 20-F/A
period 2022-12-31
AZUL SA
filed 2023-12-28
CIK 1432364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes ☒    No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Securities Exchange Act of 1934.

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

Yes ☐    No ☐

Auditor Name: Ernst & Young Auditores Independentes S/S Ltda. Auditor Location: São Paulo, Brazil Firm ID: 1448

EXPLANATORY NOTE

Azul S.A. (the “Company”) filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 with the Securities and Exchange Commission (the “SEC”) on April 20, 2023 (the “Original Filing”).

This Amendment No. 1 on Form 20-F/A (this “Amendment”) is filed by the Company with the SEC solely to amend the Reports of Independent Registered Public Accounting Firm of Ernst & Young Auditores Independentes S/S Ltda. (“EY”), the Company’s independent registered public accounting firm, in Item 18 “Financial Statements” in the Original Filing to correct errors in such reports.

This Amendment corrects the Report of Independent Registered Public Accounting Firm of EY on financial statements appearing on pages F-3 to F-5 of the Original Filing by deleting from such report three paragraphs commencing “We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over…”, each of which was included under the sub-heading “How We Addressed the Matter in our audit” therein. This Amendment also corrects the Report of Independent Registered Public Accounting Firm of EY on internal control over financial reporting appearing on page F-6 of the Original Filing by inserting the following sentence into such report: “These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report dated April 19, 2023, which expressed an unqualified opinion thereon.”

In addition, this Amendment also amends Item 19 “Exhibits” in the Original Filing by (i) replacing EY’s Consent of Independent Registered Public Accounting Firm with an updated Consent of Independent Registered Public Accounting Firm attached to this Amendment as Exhibit 23.1, and (ii) as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, including as Exhibits to this Amendment currently dated certifications from the Company’s Chief Executive Officer and Chief Financial Officer as required by Section 302 and 906 of the Sarbanes-Oxley Act of 2002, which certifications are attached to this Amendment as Exhibits 12.1, 12.2, 13.1 and 13.2.

Except as described above, this Amendment does not modify or update disclosures in, or exhibits to, the Original Filing. Therefore, this Amendment speaks as of April 20, 2023 (the filing date of the Original Filing) and, except as described above, does not modify or update any other disclosures contained in the Original Filing for other events or information subsequent to the date of the filing of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and the Company’s filings with the SEC subsequent to the filing of the Original Filing.

For the avoidance of doubt, there have been no changes to the Company’s consolidated financial statements set forth in the Original Filing.

PART III

ITEM 18.    FINANCIAL STATEMENTS

See each Report of Independent Registered Public Accounting Firm of EY included herewith each of which replaces the corresponding Report of Independent Registered Public Accounting Firm of EY appearing on pages F-3 to F-5 and on page F-6, respectively, of the Original Filing.

ITEM 19.    EXHIBITS

Exhibit Number	Description
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1*	Consent of Ernst & Young Auditores Independentes S/S Ltda.
104.1*	Cover Page Interactive Data File (formatted as Inline XBRL)
* Filed herewith.

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brazil Tel: +55 11 2573-3000 ey.com.br

Report of Independent Registered Public Accounting Firm

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

How We Addressed the Matter in our audit

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report dated April 19, 2023, which expressed an unqualified opinion thereon.

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

/s/ ERNST & YOUNG Auditores Independentes S/S Ltda.

São Paulo, Brazil

April 19, 2023

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on Form 20-F/A on its behalf.

Azul S.A.

By:	/s/ John Peter Rodgerson
Name: John Peter Rodgerson
Title: Chief Executive Officer

By:	/s/ Alexandre Wagner Malfitani
Name: Alexandre Wagner Malfitani
Title: Chief Financial Officer and Investor Relations Officer

Barueri/SP, Brazil

December 28, 2023