Form 20-F
period 2023-12-31
AZUL SA
filed 2024-05-16
CIK 1432364

As submitted to the Securities and Exchange Commission on May 15, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from _______________ to _______________
Commission file number: 001-38049

AZUL SA
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
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
    335,750,796    Preferred Shares

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
Yes  ☐    No  ☐

Azul S.A.	i

ii	Azul S.A.

Azul S.A.	iii

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

GLOSSARY OF AIRLINE AND OTHER TERMS:

The following is a glossary of industry and other defined terms used in this annual report:
•“ABEAR” means the Brazilian Association of Airline Companies (Associação Brasileira das Empresas Aéreas).
•“ABRACORP” means the Brazilian Corporate Agencies Association (Associação Brasileira de Agências Corporativas).
•“ADR” means American depositary receipts.
•“ADS” means American depositary shares.
•“Aeroportos Brasil,” a private consortium that operates Viracopos airport jointly with INFRAERO.
•The “Águia Branca Group,” or “Grupo Águia Branca,” is a Brazilian transportation and logistics conglomerate controlled by the Chieppe family.
•“Airbus” means Airbus S.A.S.
•“Airbus Group” means Airbus Group N.V.
•“aircraft utilization” represents the average number of block hours operated per day per aircraft for our operating fleet, excluding spare aircraft and aircraft in maintenance.
•“ALAB” refers to the main operating subsidiary of the Company, namely “Azul Linhas Aéreas Brasileiras S.A.”
•“ANAC” refers to the Brazilian National Civil Aviation Agency (Agência Nacional de Aviação Civil).
•“Atlantic Gateway” means Atlantic Gateway, SPGS, Lda., an entity jointly owned by our principal shareholder, Hainan and another European investor.
•“ATR” means aircraft with turboprop propulsion manufactured by Avions de Transport Régional G.I.E.
•“audited consolidated financial statements” means our audited consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021.
•“available seat kilometers,” or “ASKs,” represents aircraft seating capacity multiplied by the number of kilometers the aircraft is flown.
•“average fare” means total passenger revenue divided by passenger flight segments.
•“average ticket revenue per booked passenger” means total passenger revenue divided by booked passengers.
•“Avianca Brasil” means Oceanair Linhas Aéreas S.A.
•“Azul Investments” means Azul Investments LLP.
•“Azul Secured Finance” means Azul Secured Finance LLP.
•“Azul Viagens” means ATS Viagens e Turismo Ltda.
•“B3” means the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão).
•“block hours” means the number of hours during which the aircraft is in revenue service, measured from the time it closes the door at the departure of a revenue flight until the time it opens the door at the arrival on the gate at destination.
•“Boeing” means The Boeing Company.
•“booked passengers” means the total number of passengers booked on all passenger flight segments.
•“CADE” refers to the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), the Brazilian antitrust authority.
•“Calfinco” means Calfinco, Inc., a wholly-owned subsidiary of United Airlines, Inc.

Azul S.A.	1

«Table of Contents

•“CAPA” means the Centre for Aviation, a provider of independent aviation market intelligence, analysis and data services.
•“Cape Town Convention” means the Convention on International Interests in Mobile Equipment and its protocol on Matters Specific to Aircraft Equipment, concluded in Cape Town on November 16, 2001.
•“CASK” represents total operating cost divided by available seat kilometers.
•“CBP” means United States Customs and Border Protection.
•“Cirium” means a real-time provider of data for analyzing route dynamics, passenger demand and operational performance.
•“CMN” means the Brazilian National Monetary Council (Conselho Monetário Nacional).
•“completion rate” means the percentage of completion of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).
• “COVID-19” means the novel coronavirus that surfaced in the city of Wuhan, China in December 2019.
•“CPPI” means the Council of the Brazilian Investment Partnership Program (Conselho do Programa de Parceria de Investimentos).
•“crewmembers” is a term we use to refer to all our employees, including aircraft crew, airport ground, call center, maintenance and administrative personnel.
•“CVM” means the Brazilian Securities Commission (Comissão de Valores Mobiliários).
•“DECEA” means the Brazilian Department of Airspace Control (Departamento de Controle do Espaço Aéreo).
•“departure” means a revenue flight segment.
•“DOT” means the United States Department of Transportation.
•“EASA” means the European Union Aviation Safety Agency.
•“economic interest” means a participation in the total equity value of our company, calculated as if all common shares issued and outstanding had been converted into preferred shares at the conversion ratio of 75.0 common shares to 1.0 preferred share pursuant to the mechanisms set forth in our bylaws.
•“E-Jets” refer to narrow-body jets manufactured by Embraer S.A.
•“Embraer” means Embraer S.A.
• “ESG” means Environmental, Social and Governance practices.
•“FAA” means the United States Federal Aviation Administration.
•“FGV” refers to the Getúlio Vargas Foundation (Fundação Getúlio Vargas), a Brazilian higher education institution that was founded in December 1944.
•“financial statements” refers to our audited consolidated financial statements.
•“flight hours” means the number of hours during which the aircraft is in revenue service, measured from the time it takes off until the time it lands at the destination.
•“focus-city” means a destination from which an airline operates several point-to-point routes. A focus-city may also function as a smaller scale hub.
•“FTEs” means full-time equivalent employees.
•“FTEs per aircraft” means the number of FTEs divided by the number of operating aircraft.
•“Global Distribution System” or “GDS” means a system that enables automated transactions between airlines and travel agencies. Travel agencies traditionally rely on GDS for services, products and rates in order to provide travel-related services to end consumers. GDS can link services, rates and bookings consolidating products and services across different travel sectors including airline reservations, hotel reservations and car rental. GDS charges participant airlines a booking fee per passenger and segment sold, typically applying additional charges for ticketing, credit card authorizations, real time connectivity, information pages and other ancillary services.
•“Gol” means Gol Linhas Aéreas Inteligentes S.A., or its operating subsidiary Gol Linhas Aéreas S.A.
•“gross billings” means the result of the sale of points to commercial partners and the cash portion of points plus money transactions. It is not an accounting measurement. This revenue may affect the current period or may be recognized as revenue in future periods, depending on the time of redemption on the part of program participants.
•“Hainan” means Hainan Airlines Holding Co., Ltd.
•“IATA” means the International Air Transport Association.
•“IBGE” means the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística).

2	Azul S.A.

«Table of Contents

•“ICAO” means the International Civil Aviation Organization.
•“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board.
•“INFRAERO” means Empresa Brasileira de Infraestrutura Aeroportuária—INFRAERO, a Brazilian state-controlled corporation reporting to the Ministry of Infrastructure that is in charge of managing, operating and controlling federal airports, including control towers and airport safety operations.
•“INPI” means the Brazilian Institute of Industrial Property (Instituto Nacional da Propriedade Industrial).
•“IntelAzul S.A." or “IntelAzul” means the entity formerly known as TRIP Linhas Aéreas S.A. and Tudo Azul S.A., which was acquired by Azul, in 2012, and subsequently changed its corporate name to “IntelAzul S.A.”
•“IP Co” means Azul IP Cayman Ltd.
•“IP HoldCo” means Azul IP Cayman Holdco Ltd.
•“JetBlue” means JetBlue Airways Corporation.
•“LATAM” means Latam Airlines Group S.A. including all of its subsidiaries. LATAM was formed in 2012, through the acquisition of TAM S.A., or TAM Linhas Aéreas S.A., by Lan Airlines S.A.
•“load factor” means the percentage of aircraft seats actually occupied on a flight (RPKs divided by ASKs).
•“main competitors” refers to Gol and LATAM, our competitors in the Brazilian market that have a market share larger than ours and publicly disclose their results of operations from time to time. When used in the singular, the term “main competitor” refers to Gol, our only direct competitor for which stand-alone information is publicly available.
•“LATAM Pass” is LATAM’s loyalty program.
•“Lilium” means Lilium GmbH, a wholly owned subsidiary of Lilium N.V.
•“Net promoter score or NPS” means a customer loyalty metric that we use to measure how willing a customer is to recommend our service.
•“NYSE” means the New York Stock Exchange.
•“on-time performance” refers to the percentage of an airline’s scheduled flights that were operated and that arrived within 15 minutes of the scheduled time.
•“operating fleet” means aircraft in service, spare aircraft and aircraft undergoing maintenance.
•“passenger flight segments” means the total number of revenue passengers flown on all revenue flight segments.
•“Petrobras” means Petróleo Brasileiro S.A., a mixed economy corporation in the oil and gas industry that is majority owned by the Brazilian government.
•“pitch” means the distance between a point on one seat and the same point on the seat in front of it.
•“PRASK” means passenger revenue divided by ASKs.
•“PRASK premium” refers to the positive difference between an airline’s PRASK and its main competitor’s PRASK over a given time period.
•“preferred shares” means our preferred shares issued and outstanding.
•“principal shareholder” means David Gary Neeleman, or simply David Neeleman.
•“RAB” means the Brazilian Aeronautical Registry (Registro Aeronáutico Brasileiro).
•“RASK” or “unit revenue” means operating revenue divided by ASKs.
•“revenue passenger kilometers” or “RPKs” means one-fare paying passenger transported per kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.
•“route” means a segment between a pair of cities.
•“Shareholders’ Agreement” means that certain shareholders’ agreement, dated September 1, 2017 and amendment dated on March 3, 2021 entered into by and between us and the holders of our common shares, David Neeleman, Trip, Rio Novo and Calfinco.
•“Smiles” means Smiles Fidelidade S.A., Gol’s loyalty program.
•“stage length” means the average number of kilometers flown per flight.
•“TAP” means TAP – Transportes Aéreos Portugueses, SGPS, S.A.
•“TAP Bonds” means Tranche A 7.5% bonds due March 2026 issued by TAP.
•“TRIP” means the entity formerly known as TRIP Linhas Aéreas S.A. and Tudo Azul S.A., which was acquired by Azul in 2012 and subsequently changed its corporate name to "IntelAzul S.A.”

Azul S.A.	3

«Table of Contents

•“TRIP acquisition” means our 2012 acquisition of TRIP.
•“trip cost” represents operating expenses adjusted for non-recurring events divided by departures.
•“TRIP’s former shareholders” means, collectively, the Caprioli family and the Águia Branca Group.
•“TSA” means the United States Transportation Security Administration.
• “TwoFlex” means Azul Conecta Ltda. (“Azul Conecta”) previously known as Two Táxi Aéreo Ltda.
•“United” means United Airlines Inc.
•“Vibra Energia” means Vibra Energia S.A., an energy company, formerly known as “BR Distribuidora”.
•“Viracopos” means the main airport of Campinas, located approximately 100 km from the city of São Paulo, State of São Paulo.
•“yield” represents the average amount one passenger pays to fly one kilometer.
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
•Changes to the Brazilian civil aviation regulatory framework may adversely affect us.
•We have a significant amount of indebtedness and other financial obligations and insufficient liquidity may have a material adverse effect on our financial condition and business.
•Changes in the credit ratings issued by credit rating agencies could adversely affect our ability to raise funding, our cost of financing and the market price of our securities.
•The outbreak of highly contagious diseases worldwide, such as the COVID-19 pandemic, had, and may in the future cause, a material adverse effect on our business, financial condition, liquidity and results of operations.
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
•Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our preferred shares, including in the form of ADSs.

4	Azul S.A.

«Table of Contents

•Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, and developments relating to the Russia-Ukraine conflict and relating to the conflict among Israel and militant groups in the Middle East (including Hamas), may adversely affect the Brazilian economy and the price of Brazilian securities, including the price of our preferred shares, including in the form of ADSs.
•Variations in interest rates may have adverse effects on us.
•Deficiencies in Brazilian infrastructure, particularly in airports and ports, may adversely affect us.
•Climate change, including increased regulation of our CO2 emissions, changing consumer preferences and the potential increased impacts of severe weather events on our operations and infrastructure.
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

Azul S.A.	5

«Table of Contents

Presentation of Financial and Other Information
Our audited consolidated financial statements, as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 are included in this annual report. Our financial statements were prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.
The financial information presented in this annual report should be read in conjunction with our financial statements, the related notes included elsewhere in this annual report and the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects.”
Convenience Translations
This annual report contains conversions of certain Brazilian real amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Brazilian real amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate or any other exchange rate as of that or any other date. Unless we indicate otherwise, the U.S. dollar equivalent for information in Brazilian reais is based on the commercial selling rate published by the Central Bank on December 31, 2023, which was R$4.8413 per US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Brazilian reais.
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

6	Azul S.A.

«Table of Contents

Operating Data

	As of and For the Years Ended December 31,
	2023	2023	2022	2021
	(US$)(1)	(R$)	(R$)	(R$)

Operating Statistics (unaudited)
Operating passenger aircraft at end of period	183	183	177	161
Contractual passenger aircraft at end of period	189	189	194	179
Cities served at end of period	162	162	158	147
Average daily aircraft utilization (hours)	10.0	10.0	9.1	8.3
Stage length (km)	1,159	1,159	1,105	1,057
Number of departures	316,896	316,896	304,429	245,102
Block hours	550,843	550,843	518,813	409,424
Passenger flight segments	29,277,728	29,277,728	27,485,369	23,311,416
Revenue passenger kilometers (RPKs) (million)	35,399	35,399	31,561	24,851
Available seat kilometers (ASKs) (millions)	44,006	44,006	39,579	31,386
Load Factor (%)	80.4%	80.4%	79.7%	79.2%
Passenger revenue (in thousands)	US$3,558,492	R$17,227,728	R$14,594,945	R$8,811,044
Passenger revenue adjusted (in thousands)(2)	US$3,586,412	R$17,362,896	R$14,595,579	R$8,811,044
PRASK adjusted (cents)(2)	US$8.15	R$39.46	R$36.88	R$28.07
RASK adjusted (cents)(2)	US$8.77	R$42.48	R$40.29	R$31.78
Yield per ASK adjusted (cents)(2)	US$10.13	R$49.05	R$46.25	R$35.46
Trip cost adjusted(3)	US$10,295.13	R$49,841.79	R$48,656.35	R$40,508.56
End-of-period FTEs per aircraft	83	83	77	86
CASK adjusted (cents)(3)	US$7,410.00	R$35.89	R$37.42	R$31.63
CASK ex-fuel adjusted (cents)(3)	US$4,650.00	R$22.51	R$20.85	R$21.26
Fuel liters consumed (thousands)	1,291	1,291	1,207	980
Average fuel cost per liter	US$940	R$4.56	R$5.44	R$3.32

(1)
For convenience purposes only, the amounts in reais as of December 31, 2023 have been translated to U.S. dollars using the rate of R$4.8413, which corresponds to the commercial selling rate for US$1.00 as of December 31, 2023, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

(2)	Passenger revenue adjusted, PRASK adjusted, RASK adjusted and Yield per ASK adjusted for non-recurring items.
(3)	Trip cost adjusted, CASK adjusted and CASK excluding all fuel costs adjusted for non-recurring items and impairment.

Azul S.A.	7

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
These statements appear throughout this annual report and include statements regarding our intent, belief or current expectations in connection with:
•the economic, financial and other effects of pandemics, epidemics, diseases, public health threats and similar crises (including the coronavirus, or COVID-19, pandemic), and governmental responses thereto, particularly as such factors impact or may impact Brazil and the other markets in which we operate, thus adversely affecting our results of operations and financial condition, and heightening many of the other risks described in the “Risk Factors” section of this annual report;
•developments and the perception of risks in connection with laws, regulations and policies the President of Brazil, Luiz Inácio Lula da Silva, may adopt or change during his term in office, including economic, healthcare and fiscal reforms, any of which may negatively affect growth prospects in the Brazilian economy as a whole;
•our ability to implement in a timely and efficient manner, any measure necessary to respond to or reduce the impacts of developments related to pandemics, epidemics, diseases, public health threats and similar crises (including the COVID-19 pandemic), on our business, operations, cash flow, prospects, liquidity and financial conditions;
•changes in market prices, customer demand and preferences and competitive conditions;
•general economic, political and business conditions in Brazil, particularly in the geographic markets we serve as well as any other countries where we currently operate and may operate in the future, including developments and the perception of risks in connection with volatility from the heightened political and social tensions following the 2022 presidential elections in Brazil;
•our ability to keep costs low;
•existing and future governmental regulations;
•increases in maintenance costs, fuel costs and insurance premiums, especially in light of the Russia-Ukraine conflict and of conflicts in the Middle East;
•our ability to maintain landing rights in the airports where we operate;
•air travel substitutes;
•labor disputes, employee strikes and other labor-related disruptions, including in connection with negotiations with unions;
•our ability to attract and retain qualified personnel;
•our aircraft utilization rate;
•defects or mechanical problems with our aircraft;
•our ability to successfully implement our growth strategy, including our expected fleet growth, passenger growth, our capital expenditure plans, our future joint venture and partnership plans, our ability to enter new airports (including certain international airports), that match our operating criteria;
•management’s expectations and estimates concerning our future financial performance and our financing, plans and programs, as well as our plans for refinancing or amending our financial obligations;
•our level of debt and other fixed obligations;
•our reliance on third parties, including changes in the availability or increased cost of air transport infrastructure and airport facilities;
•inflation, appreciation, depreciation and devaluation of the real, as well as interest rates and exchange rates in Brazil and the other markets in which we operate, which have been particularly volatile as a result of, among other factors, monetary stimulus in response to the COVID-19 pandemic, supply chain disruptions and geopolitical tensions (such as tensions as a result of the Russia-Ukraine conflict and the escalation of conflicts in the Middle East);
•our lessors and aircraft and engine suppliers, as well as our commercial relationship with them;

8	Azul S.A.

«Table of Contents

•risks associated with cybersecurity incidents and privacy, including potential disruptions to our information technology systems, and information security breaches;
•impact of global climate change and legal, regulatory or market response to such change;
•increasing attention to, and evolving expectations regarding ESG matters; and
•other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed as set forth under “Item 3.D. Risk Factors.”
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

Azul S.A.	9

«Table of Contents

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.    KEY INFORMATION
A.[Reserved]
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
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
The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in monetary, credit, fiscal and other policies and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, changes in monetary and tax policies, price controls, foreign exchange rate controls, currency devaluations, capital controls and limits on imports. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our securities may be adversely affected by changes in Brazilian government policies, as well as general economic factors, including, without limitation:
•growth or downturn of the Brazilian economy;
•interest rates and monetary policies;
•exchange rates and currency fluctuations;
•inflation;
•liquidity of the domestic capital and lending markets;

10	Azul S.A.

«Table of Contents

•import and export controls;
•exchange controls and restrictions on remittances abroad and payments of dividends;
•modifications to laws, regulations and policies according to political, social and economic interests;
•fiscal policy and changes in tax laws and related interpretations by tax authorities;
•economic, political and social instability, including general strikes and mass demonstrations;
•increases in unemployment;
•labor and social security regulations;
•changes in environmental, health and safety laws and regulations;
•energy and water shortages and rationing;
•public health, including as a result of epidemics and pandemics, such as the COVID-19 pandemic;
•the Brazilian government’s intervention, modification or rescission of existing concessions;
•the Brazilian government’s control of or influence on the control of certain oil producing and refining companies; and
•other political, social and economic developments in or affecting Brazil.
In addition, from 2014 to 2016, Brazil was in a recession, and from 2017 to 2019, it grew slowly. As a result of the COVID-19 pandemic and related economic impact, Brazil’s Gross Domestic Product (GDP) increased 1.1% in 2019, declined by 4.1% in 2020, then increased by 4.6% in 2021, exceeding the loss caused by the effects of the COVID-19 pandemic in 2020. GDP increased by 2.9% in 2022 and 2023 by 2.9% in 2023.
The Brazilian federal government is facing increasing pressures from the population to implement economic reforms. We cannot predict what measures the Brazilian federal government will take in the face of mounting macroeconomic pressures or otherwise.
Developments in Brazil’s political landscape may also impact us. Uncertainty regarding political developments and over whether the current government of President Luis Inácio Lula da Silva or future Brazilian governments will implement changes in policy or regulation affecting these or other factors in the future, including as a result of impacts of the Russia-Ukraine conflict, the conflict among Israel and militant groups in the Middle East (including Hamas), emerging geopolitical conflicts (including rising tensions between China and Taiwan and the relationship between China and the United States), other internal or external factors sustaining persistent inflation, among other factors, may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our preferred shares, including in the form of ADSs. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and the trading price of our preferred shares, including in the form of ADSs. We cannot predict what future policies will be adopted by current or future Brazilian governments, or whether these policies will result in adverse consequences to the Brazilian economy or cause an adverse effect on us. See “—The ongoing economic uncertainty and political instability in Brazil may adversely affect us and the price of our preferred shares, including in the form of ADSs.”
Economic, health, political, and environmental crises, or any other kind of crisis that has the ability to impact the Brazilian economy, may affect the Brazilian population’s purchasing power, which may result in a decrease in demand for air travel and, consequently, affect our business.
Economic, health, political, and environmental crises, or any other kind of crisis that has the ability to impact the Brazilian economy, may affect the Brazilian population’s purchasing power, which may result in a decrease in sales of our products and services. Between 2014 and 2016 for example, when the Brazilian economy faced one of the worst recessions in history, the country's GDP decreased by 3.5% in 2015 and 3.3% in 2016. However, for the year ended December 31 2023, due to its sustainable competitive advantages of its business model, Azul reached a record operating revenue of R$18.6 billion, representing an increase of 16.3% compared to for the year ended December 31, 2022. This clearly demonstrates the strength of our business model.

Azul S.A.	11

«Table of Contents

The ongoing economic uncertainty and political instability in Brazil may adversely affect us and the price of our preferred shares, including in the form of ADSs.
Brazil has experienced economic instabilities caused by various political and economic events in recent years, with the slowdown in GDP growth and effects on supply factors (including levels of investment and increases in the use of technology in production) and demand factors (including employment rates and income levels). Consequently, uncertainty about whether the Brazilian government will be able to approve the economic reforms needed to improve the deterioration of public accounts and the economy led to a decline in market confidence in the Brazilian economy. The Brazilian economy remains subject to government policies and actions, which, if not successful or implemented, could affect the operations and financial performance of companies, including ours. The recent economic and political instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment.
In addition, in recent years, the Brazilian political scenario has experienced intense instability mainly due to the unfolding of a corruption scheme involving several politicians, including high-ranking members of the government, which resulted in the impeachment of a Brazilian President and lawsuits filed against her successor and team. Various investigations into allegations of money laundering and corruption conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as Lava Jato, negatively impacted the Brazilian economy and political environment, the general market perception of the Brazilian economy, political environment and the Brazilian capital markets, as well as the image and reputation of the companies involved. Members of the Brazilian government, as well as senior officers of large state-owned companies, have faced allegations or convictions of, or have entered into plea bargain or leniency agreements for crimes related to crimes of political of corruption and money laundering. Although the task force in connection with Lava Jato was wound up in February 2021, we cannot assure that new investigations will not be launched or that additional persons will not become subject to investigation.
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
The aftermath of the 2022 presidential election (including the January 8, 2023 violent disruption at Brazil’s congress, presidential palace and supreme court) left Brazil in what many consider to be a heightened state of political and social tension. It is unclear whether this tension will dissipate or intensify over time and what resulting impacts may occur to adversely affect our business operations or the safety of our customers, our employees or the communities in which we operate.
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

12	Azul S.A.

«Table of Contents

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
The Brazilian currency has been historically volatile and has devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. In 2021, the real depreciated against the U.S. dollar and, as of December 31, 2021, the U.S. dollar selling rate reported by the Central Bank was R$5.58 per US$1.00. In 2022, the real appreciated against the U.S. dollar and, as of December 31, 2022, the U.S. dollar selling rate reported by the Central Bank was R$5.22 per US$1.00. In 2023, the real further appreciated against the U.S. dollar and, as of December 31, 2023, the U.S. dollar selling rate reported by the Central Bank was R$4.84 per US$1.00. There can be no assurance as to whether the real will appreciate or depreciate against the U.S. dollar or other currencies in the future.
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
Most of our revenues are linked to the real and a significant part of our operating expenses, such as fuel, certain aircraft lease agreements, certain flight hour maintenance contracts and aircraft insurance, are denominated in, or linked to, foreign currency. In addition, we have and may incur substantial amounts of U.S. dollar-denominated lease or financial obligations, fuel costs linked to the U.S. dollar and U.S. dollar-denominated indebtedness in the future or similar exposures to other foreign currencies. As of December 31, 2023, 2022, and 2021, 45.5%, 52.7% and 43.2% of our operating expenses, respectively, were denominated in, or linked to, foreign currency. Historically, we have been able to increase our fares and revenues to compensate for the impact from U.S. dollar appreciation on our expenses, but there is no assurance that we will continue to be able to do so.
In addition, largely as a result of the Russia-Ukraine conflict, Brent oil prices sharply increased from about US$75 per barrel at the end of 2021 to US$128 per barrel on March 8, 2022. As of December 31, 2023 and 2022, the Brent oil price was US$77.04 per barrel and US$80 per barrel, respectively, and there was significant volatility in Brent oil prices during 2022 and, to a lesser extent, during 2023. There is no assurance that Brent oil prices will not further increase in the future. In 2023, our U.S. dollar denominated operating expenses decreased 7.2 p.p, as compared to 2022, mainly as a result of the decrease in oil prices.

Azul S.A.	13

«Table of Contents

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
According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, Brazilian inflation rates were 4.6%, 5.8% and 10.1%, for the years 2023, 2022, and 2021, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could adversely affect us and the price of our preferred shares, including in the form of ADSs. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates.
For example, the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil), or COPOM, frequently adjusts interest rates in situations of economic uncertainty to achieve targets set in the Brazilian government’s economic policy. The SELIC (Sistema Especial de Liquidação e Custódia), the Central Bank’s overnight rate, as established by the COPOM increased from 10.00% at the beginning of 2014 to a high point of 14.25% in 2016 before a series of rate reductions in 2017, 2018 and 2019, bringing the SELIC rate down to 7.00% as of December 31, 2017, 6.50% as of December 31, 2018, to 4.50% as of December 31, 2019 and to 2.00% as of December 31, 2020. As of December 31, 2023, 2022 and 2021, the SELIC rate was 11.75%, 13.75% and 9.25%, respectively.
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

14	Azul S.A.

«Table of Contents

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, and developments relating to the Russia-Ukraine conflict and relating to the conflict among Israel and militant groups in the Middle East (including Hamas), may adversely affect the Brazilian economy and the price of Brazilian securities, including the price of our preferred shares, including in the form of ADSs.
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
Moreover, global developments relating to Russia’s invasion of Ukraine have (i) contributed to increases in the prices of energy, oil and other commodities, (ii) generated uncertainty in global capital markets, and the United States and European stock markets have seen increased price volatility, and (iii) forged a new landscape in relation to international sanctions. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale. In addition, the Russia-Ukraine conflict, and the impact of sanctions against Russia and the potential for retaliatory acts from Russia, could result in increased cyberattacks.
In addition, the recent global tensions arising from the conflict among Israel and militant groups in the Middle East (including Hamas) has disrupted, and may continue to disrupt, the broader regional or global economic environment. Whilst we do not operate in the Middle East, the effects on our business and the duration and severity of the effects on global economy (including global supply chain disruptions, inflation, rising interest rates, and the imposition of sanctions) are inherently unpredictable.
We cannot predict how these developments will evolve and whether or to what extent they may affect Brazilian capital markets and, consequently, us.
Political risks remain mainly from the escalating war in Ukraine, the conflict among Israel and militant groups in the Middle East, medium-term relationship between the United States and China, uncertainty over government instabilities in Europe and other local geopolitical risks. The materialization of these risks may affect global growth and decrease investors’ interest in assets from Brazil and other countries in which we do business, which may materially and adversely affect the market price of our preferred shares, including in the form of ADSs, making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.
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

Azul S.A.	15

«Table of Contents

We can be adversely affected by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors. Brazil lost its investment grade sovereign debt credit rating by the three main U.S. based credit rating agencies, Standard & Poor’s, Moody’s and Fitch in 2015. Standard & Poor’s reaffirmed Brazil’s sovereign credit rating at BB- with a stable outlook in November 2021. Fitch reaffirmed Brazil’s sovereign credit rating at BB- with a negative outlook in December 2021. On April 12, 2022, Moody’s reaffirmed Brazil’s Ba2 rating with a stable outlook, and Standard & Poor’s reaffirmed Brazil’s sovereign credit rating at BB- with a stable outlook on June 14, 2022. On July 14, 2022, Fitch reaffirmed Brazil’s sovereign credit rating at BB- and upgraded its outlook to stable, reaffirming this rating and outlook on December 20, 2022. On December 15, 2023, Fitch upgraded Brazil’s sovereign rating to BB with a stable outlook. On December 19, 2023, Standard & Poor’s upgraded Brazil’s sovereign rating to BB with a stable outlook.
Any future downgrades of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, adversely affect the price of our preferred shares, including in the form of ADSs.
Variations in interest rates may have adverse effects on us.
We are exposed to the risk of interest rate variations, principally in relation to (i) the Secured Overnight Financing Rate (“SOFR”), (ii) the London Interbank Offered Rate (“LIBOR”), and (iii) the Interbank Deposit Rate (“CDI Rate”). For the years ended December 31, 2023, 2022, and 2021, (i) the annual average SOFR index was 5.01%, 1.64%, and 0.04%, respectively, (ii) the average USD LIBOR 12 months index was 5.47%, 3.40%, and 0.30%, respectively, and (iii) the average CDI Rate index was 13.04%, 12.39%, and 4.42%, respectively. Assets and liabilities linked to LIBOR are being reviewed and we have plans to elect to use alternative rates other than LIBOR. See “—We may face challenges associated with IBOR transition.”
If market interest rates increase in Brazil, as has recently been experienced from the first quarter of 2022 until August 2023, variable rate indebtedness or other obligations will create higher debt service and payment requirements, which could adversely affect our cash flow and compliance with our covenants or our obligations under our existing indebtedness [and leases], and we may not be able to adjust the prices we charge to offset increased payments. While we may, from time to time, enter into agreements limiting its exposure to higher market interest rates, these agreements may not offer complete protection from this risk.
Significant increases in consumption, inflation or other macroeconomic pressures may lead to an increase in these rates. For example, stock prices on the B3 S.A. – Brasil, Bolsa, Balcão, or the B3, are highly affected by fluctuations in U.S. interest rates and by the behavior of the major U.S. stock exchanges. Any increase in interest rates in other countries, especially the United States, could reduce overall liquidity and investor interest in Brazilian capital markets.
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
We may face challenges associated with LIBOR transition.
The Company does not have relevant amounts exposed to Libor and/or Sofr. The vast majority of these contracts have been already amended, and currently have the interest rate indexed to Sofr. The few remaining contracts still indexed to Libor, are considering the published synthetic Libor, and have the proper formal amendment ongoing.

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
For example, Aeroportos Brasil, which holds a concession for the operation of Viracopos airport from ANAC, filed for bankruptcy protection in 2018 as it has not complied with its contractual obligations relating to the construction of a new terminal. On February 14, 2020 creditors approved Aeroportos Brasil’s debt restructuring plan, which consists in returning the concession for the operation of Viracopos airport to ANAC to initiate a re-bidding process of the concession to a new operator. On February 18, 2020, the debt restructuring court approved the judicial recovery plan and on March 19, 2020, Aeroportos Brasil filed an application to ANAC for the rebidding of Viracopos airport, in compliance with the judicial recovery plan. On July 17, 2020, the Federal Government enacted Decree No 10.427/2020, authorizing the rebidding of Viracopos airport. On June 14, 2022 CPPI Resolution 232 extended the deadline for completion of the Viracopos airport licensing process to July 16, 2024 and the auction. On July 12, 2022 the CCPI Resolution 243 revoked the second article of the previous CPPI, nonetheless, the deadline for completion of the Viracopos airport licensing remained the same.
In April 2021, the Grupo de Consultores em Aeroportos (GCA), a consortium made up of various private companies and a potential bidder in the auction, filed a feasibility study with the Brazilian government for a new bidding process for the concession at Viracopos airport. Public consultation on the feasibility study was held in October 2021. After ANAC approval of the feasibility study on March 8, 2022, it was sent to the Tribunal de Contas da União. At the beginning of 2022, the process was suspended due to discussions between the concessionaire and ANAC about the non-depreciated assets to be indemnified, but on December 12, 2022 the minister of the Tribunal de Contas da União authorized the resumption of the process. In August 2023, however, Aeroportos Brasil formalized to the federal government a request to end the rebidding process and remain in charge of the terminal concession. The concessionaire is still awaiting a response from the Federal Government.
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

Azul S.A.	17

«Table of Contents

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
Historically, international and local fuel prices have been subject to wide price fluctuations based on geopolitical issues and supply and demand. Fuel expenses, constitute a significant portion of our total operating expenses, accounting for 34.9% for the year ended December 31, 2023, 45.2% for the year ended December 31, 2022, and 32.8% for the year ended December 31, 2021. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. Events resulting from prolonged instability in the Middle East or other oil-producing regions, or the suspension of production by any significant producer, may result in substantial price increases and/or make it difficult to obtain adequate supplies, which may adversely affect us. Natural disasters or other large unexpected disrupting events in regions that normally consume significant amounts of other energy sources could have a similar effect.
In addition, because Russia is one of the world’s largest oil exporters, global developments relating to Russia’s invasion of Ukraine in February 2022, and resulting export restrictions, have caused shortages in the availability of aircraft fuel, including as a result of targeted sanctions and export control measures imposed by the United States and foreign government bodies. Furthermore, the conflict among Israel and militant groups in the Middle East (including Hamas) has caused, and may continue to cause, increased volatility in oil prices, which effects may be exacerbated by disruptions in seaborne trade routes in the region. There is no assurance that supply shortages and disruption will not become more severe, and we cannot predict the continued impact of sanctions, export control measures and trade disruptions, or the impact of any further retaliatory actions that may be taken by government bodies. Shortages in the availability of, or increases in demand for, crude oil in general, other crude oil-based fuel derivatives and aircraft fuel in particular have resulted, and could continue to result, in increased fuel prices.
We cannot predict the price and future availability of fuel with any degree of certainty, and significant increases in fuel prices may harm our business. Our hedging activities may not be sufficient to protect us from fuel price increases, and even though we have been able to adjust our fares adequately to protect us from this cost, we may not be able to do so in the future.
We purchase fuel from distributors in Brazil. In 2023, we purchased fuel mainly from Raízen Combustíveis Ltda, Air BP Brasil Ltda and Vibra Energia (f/k/a BR Distribuidora), being Raízen Combustíveis Ltda the responsible for the provision of 70% of our fuel. Usually, fuel supply contracts are terminated for many reasons, including non-compliance with some contractual obligations, non-payment of invoices, and in the event of judicial or extrajudicial liquidation. In addition, distributors may be unable to guarantee fuel supply, for example due to difficulties in its import or distribution activities. If we were unable to obtain fuel on similar terms from alternative suppliers, our business would be adversely affected. The agreement we executed with Vibra Energia enables us to lock in the cost of the jet fuel that we will purchase in the future. Accordingly, in case this agreement is terminated, we might be required to enter into alternative hedging or pay higher prices, which could adversely affect us.

18	Azul S.A.

«Table of Contents

We have a significant amount of indebtedness and other financial obligations and insufficient liquidity may have a material adverse effect on our financial condition and business.
We have a significant amount of indebtedness and other financial obligations, including aircraft lease and debt financings, and other material cash obligations. For more information on our loans and financings, see “Item 5. Operations and Financial Review and Prospects—Loans and Financings.” In addition, we have substantial commitments for capital expenditures, including commitments for future aircraft acquisitions. Although our cash flows from operations and available capital, including the proceeds from financing transactions, have been sufficient to meet our obligations and commitments to date, our liquidity has been, and may in the future be, negatively affected by the risks described in this annual report, including the risks described under “—We and the airline industry in general are particularly sensitive to changes in economic conditions and continued negative economic conditions that would likely continue to adversely affect us and our ability to obtain financing on acceptable terms”.
If our liquidity is materially diminished and we are unable to raise funding as and when required, we might not be able to timely pay our leases and debt obligations or comply with the operating and financial covenants under our financing and other agreements. See “—We may not be able to comply with the covenants and restrictions contained in our financing agreements, which could result in declaration of an event of default and acceleration of the maturity of indebtedness, causing an adverse effect on us.” In addition, the covenants and restrictions contained in our debt securities, loans, aircraft leases and aircraft debt financing may limit our access to new financing lines for the execution of our investment plan, as well as for cash availability, which may adversely affect our business and operational results.
Our substantial level of indebtedness and non-investment grade credit rating, as well as market conditions and the availability of assets as collateral for loans or other indebtedness may make it difficult for us to raise additional capital if needed to meet our liquidity needs on acceptable terms, or at all. In addition, in response to the effects of the COVID-19 pandemic (including travel restrictions and decreased demand) and other economic events, in recent years we have taken numerous measures to protect our operations and liquidity, significantly reducing fixed and variable costs, deferring certain lease obligations and rolling over and extending certain debt. In particular, in 2023, we completed a series of restructuring and capital raising transactions to strengthen our capital structure and improve our cash generation, which included (i) reductions in, and the reprofiling of, our obligations with certain aircraft lessors and original equipment manufacturers (“OEMs”), including the issuance of the Lessor/OEM Notes (as defined under “Item 4. Information on the Company—Business Overview—Restructuring”), (ii) exchange offers and consent solicitations, including the issuance of 2029 Notes and 2030 Notes (each as defined under “Item 4. Information on the Company—Business Overview—Restructuring”), (iii) amendments to our convertible debentures, (iv) the issuance of Initial 2028 Notes (as defined under “Item 4. Information on the Company—Business Overview—Restructuring”), and (v) the issuance of the ALAB non-convertible debentures due 2024. For more information on these restructuring and capital raising transactions, see “Item 4. Information on the Company—Business Overview—Restructuring.”
We cannot guarantee that our cash preservation and cost reduction initiatives will be sufficient to maintain sufficient liquidity, and we may be required to seek additional short-term liquidity or long-term financing. There can be no assurance as to the availability of any such financing or, if available, if their terms will be acceptable.
We and the airline industry in general are particularly sensitive to changes in economic conditions and continued negative economic conditions that would likely continue to adversely affect us and our ability to obtain financing on acceptable terms.
Our operations and the airline industry in general are particularly sensitive to changes in economic conditions. Unfavorable economic conditions, such as high unemployment rates, a constrained credit market, low or negative GDP growth, unfavorable exchange rates, increased business operating expenses, reduced consumer confidence and reduced consumer purchasing power, can reduce spending for both leisure and business travel. For some consumers, leisure travel is a discretionary expense, and short-haul travelers, in particular, have the option to replace air travel with surface travel. As a result of the COVID-19 pandemic, businesses and other travelers have increasingly foregone air travel by using communication alternatives such as videoconferencing, business communication platforms, and the Internet and there can be no assurance that levels of business travel will return to pre-COVID-19 levels. For more information on risks related to the COVID-19 pandemic, see “—The outbreak of highly contagious diseases worldwide, such as the COVID-19 pandemic, had, and may in the future continue to have, a material adverse effect on our business, financial condition, liquidity and results of operations.”
In particular, the recent recession in the Brazilian economy and political instability has adversely affected industries with significant spending in travel, including government, oil and gas, mining and construction. In addition to decreases in load factors, reduced spending on business travel also affects the quality of demand, resulting in our inability to sell as many high-yield tickets.

Azul S.A.	19

«Table of Contents

In addition, we cannot predict macroeconomic developments or their impact on us, including exchange rate volatility and increased fuel prices, especially in the context of the war between Russia and Ukraine, the conflict among Israel and militant groups in the Middle East (including Hamas) and the continuing political and social tension caused by the 2022 presidential election in Brazil, but we continue to expect to face inflationary pressures. In particular, because we may not be able to delay paying for significant amounts of our fuel costs or otherwise mitigate the cost of fuel price increases, we may not be able to adjust fuel costs in our ticket prices, and fuel price increases may materially and adversely affect us.
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
We expect to incur additional fixed costs, including contractual debt, as we lease or acquire new aircraft and other equipment we operate to implement our growth strategy or other purposes. Based on our current firm orders, we have contractually assumed the commitment to acquire 127 aircraft, 96 directly from manufactures and 31 from lessors.
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
Changes to the Brazilian civil aviation regulatory framework, or other policies of the Brazilian government in relation to the aviation industry, may adversely affect us.
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

20	Azul S.A.

«Table of Contents

Changes to the Brazilian civil aviation regulatory framework, including the policies of ANAC and/or INFRAERO, as well as other aviation supervisory authorities, including the Brazilian Aeronautical Code, could increase our costs and change the competitive dynamics of our industry and may adversely affect us. In addition, other policies of the Brazilian government in relation to the aviation industry, may adversely affect us. For example, in December 2023, in response to concerns of the Brazilian government in relation to rising airfares, Azul agreed to cap airfares on a certain number of domestic tickets at specified prices, and other airlines in Brazil also agreed to certain capped airfares. There can be no assurance that the Brazilian government will not continue to seek to impose additional price restrictions on airfares, and any such measures could have a material impact on our business, financial condition and results of operations. Furthermore, we cannot guarantee that any of the operating concessions that we hold will be renewed or that we will obtain new concession. Any change that requires us to dedicate a significant level of resources on compliance with new aviation regulations, for example, would result in additional expenditure on compliance and consequently adversely affect us.
We operate in a highly competitive industry and actions by our competitors could adversely affect us.
We face intense competition on certain routes in Brazil from existing scheduled airlines, charter airlines and potential new entrants in our market and also with regards to our business units TudoAzul, Azul Cargo and Azul Viagens. In particular, we face strong competition in a limited number of routes and markets where our network overlaps with that of our main competitors. As of December 31, 2023, 25% and 12% of our domestic network overlapped with that of Gol and LATAM, respectively. Airlines increase or decrease capacity in markets based on perceived profitability. Decisions by our competitors that increase overall industry capacity, or capacity dedicated to a particular region, market or route, as well as any other management decisions that increase a potential competitor’s market share, could have a material adverse impact on us. Our growth and the success of our business model could stimulate competition in our markets through the development of similar strategies by our competitors. If these competitors adopt and successfully execute similar business models, we could be adversely affected.
We may face increased competition from existing and new participants in the Brazilian market. In addition, any consolidation of airlines in Brazil and Latin America could adversely impact our business, financial condition and results of operations. The air transportation sector is highly sensitive to price discounting and the use of aggressive pricing policies. Changes in practices, including with respect to change and cancellation fees as a result of the COVID-19 pandemic has led to further pricing changes among our competitors. Other factors, such as flight frequency, schedule availability, brand recognition, and quality of offered services (such as loyalty programs, VIP airport lounges, in-flight entertainment and other amenities) also have a significant impact on market competitiveness. In addition, the barriers to entering the domestic market are relatively low and we cannot guarantee that existing or new competitors in our markets will not offer lower prices, more attractive services or increase their route capacity in an effort to obtain greater market share. We may also face competition from international airlines as they introduce and expand flights to Brazil. In addition to competition among scheduled airlines and charter operators, the Brazilian airline industry faces competition from ground transportation alternatives, such as interstate buses and automobiles. Finally, the Brazilian government and regulators could give preference to new entrants or provide support to our competitors, for example, when granting new and current slots in Brazilian airports, as previously occurred with respect to new slots at Congonhas airport.
In addition, technology advancements may limit the desire for air travel. For example, new developments in video teleconferencing and other methods of electronic communication may reduce the need for in-person communication and add a new dimension of competition to the industry as travelers seek lower cost substitutes for air travel.
Furthermore, our TudoAzul program faces significant competition from the loyalty programs of other large commercial airlines and loyalty or frequent traveler programs offered by other airlines and credit card companies. Potential members have many frequent flyer program alternatives and choose among alternatives based upon factors such as accrual and redemption rate, airline partners, co-branding partners, benefits and reputation. Other loyalty programs, as well as travel-centric proprietary credit cards may increase the rates at which card members can earn points or enhance the redemption rate for points, such that customers may perceive other loyalty programs or travel-centric credit cards as providing better value than the TudoAzul program and TudoAzul program branded credit cards. In addition, new competitors may target TudoAzul’s business partners and members or enter the loyalty marketing industry.
Our Azul Viagens business faces significant competition, including from travel agencies, tour operators, online travel agencies and marketplaces and business-to-business (B2B) travel agencies. The success of the Azul Viagens business depends on the attractiveness of the business model of the intermediation of tourism services provided to its customers. The performance and growth prospects of the Azul Viagens business could be adversely affected if it fails to anticipate and react to changes in market trends and customer preferences. Our Azul Viagens business is also subject to risks of disintermediation in the tourism sector, which is the risk that customers purchase the travel packages offered by the Azul Viagens business directly from its suppliers, such as hotel chains, car hire companies, cruise operators and insurance providers.

Azul S.A.	21

«Table of Contents

We cannot assure you that an increase in competition faced by TudoAzul or by Azul Viagens will not have an adverse effect on the growth of our business with respect to TudoAzul, Azul Viagens or in general. If we are unable to adjust rapidly to the changing nature of competition in our markets, it could have an adverse effect on us.
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
We depend on automated systems to operate our businesses, including our sales system, automated seat reservation system, fleet and network management system, telecommunications system and website. Significant or repeated breakdowns of our automated systems may impede our passengers and travel agencies’ access to our products and services, which may cause them to purchase tickets from other airlines, adversely affecting our net revenues. Our website and ticket sales system must accommodate a high volume of traffic and deliver important flight information and the increase in work-from-home arrangements since the onset of the COVID-19 pandemic has the potential to enhance cybersecurity risks. Substantial or repeated website, ticket sales, scheduling or telecommunication systems failures (including misconfigurations, bugs, and other vulnerabilities in software and hardware that support our operations) could reduce the attractiveness of our services and could cause our customers to purchase tickets from another airline. Any interruption in these systems or their underlying infrastructure could result in the loss of important data, increase our expenses and generally harm us.

22	Azul S.A.

«Table of Contents

These interruptions may include but are not limited to telecommunications failures, computer hackings, computer viruses, employee malfeasance, worms or other disruptive software, or other malicious activities. In particular, both unsuccessful and successful cyberattacks on companies have increased in frequency, scope and potential harm in recent years.
We and our business partners have been the target of cybersecurity attacks and data breaches in the past and expect that we will continue to be in the future. We reacted and responded to these cybersecurity attacks in accordance with the applicable legal requirements, our own approved cybersecurity protocols, as well as our commercial partners’ standards, but we cannot ensure that our responses will be sufficient to prevent or mitigate the potential adverse impacts of these incidents, which may be material. Furthermore, there can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information. In addition, despite efforts to maintain and improve the security of digital information, individuals, including employees or contractors, may be able to circumvent the security measures we put in place, and we may be unable to anticipate new techniques used for these attacks and intrusions and implement adequate preventative measures.
The costs associated with a major cyberattack could include expensive incentives offered to existing customers to retain their business, increased expenditures on cyber security measures, lost revenues from business interruption, litigation and damage to our reputation. In addition, as cyber security incidents become more frequent, intense, and sophisticated, the costs of proactive defensive measures may increase. Moreover, if we fail to prevent the theft of valuable information, protect the privacy of customer and employee confidential data against breaches of network or IT security, it could impact our brand and result in damage to our reputation, which could adversely impact customer and investor confidence. We may also implement certain changes to our systems that may result in breakdowns, reduced sales, fleet and network mismanagement or telecommunications interruptions, all of which would negatively affect us.
Furthermore, we are subject to evolving global privacy and security regulatory obligations, including reporting obligations in respect of material cybersecurity incidents, and an increasing customer focus on privacy issues and data security. See “—The failure to adhere to LGPD or other privacy laws enacted in Brazil and/or other jurisdictions may adversely affect our reputation, business, financial condition, or results.” A significant number of recent privacy and data security incidents, including those involving other large airlines, have resulted in very substantial adverse financial consequences to those companies. The compromise of our technology systems resulting in the loss, disclosure, misappropriation of, or access to, customers’, employees’ or business partners’ information could result in legal claims or proceedings, liability, fines, damages, sanctions or other regulatory penalties under laws protecting the privacy of personal information or disruption to our operations. A significant number of recent privacy and data security incidents, including those involving other large airlines, have resulted in very substantial adverse financial consequences to those companies.
Over the past few years, there has been a global trend of increasing security threats, including, but not limited to, phishing and malware and ransomware campaigns, exploitation of video collaboration vulnerabilities among other issues. Such security threats are expected to accelerate even more on a global basis in frequency and magnitude as threat actors become increasingly sophisticated in leveraging techniques and tools (including artificial intelligence) that circumvent security controls, evade detection and even remove forensic evidence. In addition, the increase in employees working from home as a response to the COVID-19 pandemic and longer-term shifts towards remote or hybrid work may increase cybersecurity risks due to vulnerabilities associated with remote or hybrid work. Moreover, the risk of cyberattack may be heightened in the context of the ongoing war between Russia and Ukraine, and in response to the sanctions imposed, which could adversely affect our ability to maintain or enhance our cybersecurity and data protection measures, and government officials in various jurisdictions have called for increased cybersecurity and vigilance.
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

Azul S.A.	23

«Table of Contents

We may also be affected by other events that affect travel behavior or increase costs, such as the potential of epidemics or acts of terrorism. These events are outside of our control and may affect us even if occurring in markets where we do not operate and/or in connection with other airlines. Uncertainty surrounding the Russia-Ukraine conflict, the escalation conflict in the Middle East, or other sustained geopolitical events may affect our operations in unpredictable ways. Any future terrorist attacks or threats of attacks, whether or not involving commercial aircraft, any increase in hostilities relating to reprisals against terrorist organizations, including an escalation of military involvement in the Middle East, or otherwise and any related economic impact, could result in decreased passenger traffic and materially and adversely affect us.
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
The outbreak of highly contagious diseases worldwide, such as the COVID-19 pandemic, had, and may in the future cause, a material adverse effect on our business, financial condition, liquidity and results of operations.
Disease outbreaks, such as the COVID-19 pandemic, or potential disease outbreaks, and governmental responses thereto had, and may in the future cause, a severe impact on global and Brazilian macro-economic and financial conditions, including the disruption of supply chains and the closures or interruptions of many businesses, leading to losses of revenues, increased unemployment and economic stagnation and contraction.
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
In addition, the social distancing measures imposed by governmental authorities to contain the spread of the COVID-19 pandemic (such as quarantine measures, travel restrictions, cancellation of business conventions and concerts, among others) resulted in a sharp drop in air travel in 2020 and 2021, and we experienced a precipitous decline in passenger demand and bookings for both business and leisure travel. Such measures coupled with the market downturn caused by the COVID-19 pandemic had, and may in the future continue to have, a negative impact on our performance across our business and results of operations. While cases have declined globally and many of these restrictions have since been lifted, there is no way to predict whether new patterns of contagion, increasing disease severity or other factors related to the COVID-19 pandemic or other disease outbreaks, including access to, or the efficiency of, any vaccines developed in response to any pandemic, may result in a renewed tightening of these policies or the imposition of new and different restrictions.

24	Azul S.A.

«Table of Contents

In April 2020, in light of the uncertainty due to the COVID-19 pandemic that was affecting the demand for air traffic, we operated 70 non-stop flights per day to 25 cities, representing a 90% reduction of our consolidated planned capacity in terms of ASKs for the month of April 2020. Thus, in response to the COVID-19 pandemic, in 2020 we significantly reduced capacity from our original plan. Although in 2022 and 2023 there was an increase in air passenger volumes (according to data released by ANAC, the Brazilian civil aviation regulator, 91 million people were transported by airplanes in 2023 in Brazil, an increase of 11.2% compared to 2022 and 2021, respectively), there can be no assurance that demand for air travel may decrease in the future. While in 2022 leisure travel demand surpassed pre pandemic levels, corporate demand did not return to pre pandemic levels, and we will continue to evaluate the need for further flight schedule adjustments throughout 2024.
We also announced several measures to reduce fixed costs and preserve our cash position. Ultimately, cost-saving measures that we implemented from 2020 to 2023, or may consider in the future, have not made up, and may not in the future make up, for the loss in cash as a result of decreased ticket sales and cancellations and could also negatively affect our service to customers.
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
Disease outbreaks, such as the COVID-19 pandemic, may also exacerbate other risks described in this “Risk Factors” section, including, but not limited to, our competitiveness, demand for our services, shifting consumer preferences and our substantial amount of outstanding indebtedness.
Changes in the credit ratings issued by credit rating agencies could adversely affect our ability to raise funding, our cost of financing and the market price of our securities.
Credit rating agencies rate our securities on factors that include operating results, actions taken by us and our subsidiaries, their view of the general outlook for the airlines industry and their view of the general outlook for the economy. Actions taken by the rating agencies can include (i) maintaining, upgrading or downgrading our rating, or (ii) placing us on a watch list for possible future downgrading.
Our credit rating was: (i) downgraded by S&P to B (in March 2020), to CCC+ (in March 2021, and reaffirmed in February 2023 with a negative outlook), and upgraded to B- (in July 2023 with stable outlook); (ii) downgraded by Fitch to B (in March 2020), to CCC+ (in March 2021), and to CCC- (in February 2023), and upgraded to B- (in July 2023 with stable outlook); (iii) downgraded by Moody’s to B1 (in March 2020), to CCC+ (in March 2021), and Caa2 (in February 2023), and upgraded to Caa1 (in July 2023 with a positive outlook). The downgrades of our ratings were based on a number of factors, including the financial impacts of the COVID-19 pandemic. If our credit ratings were to be further downgraded, or general market conditions were to ascribe higher risk to our ratings levels, the airline industry, or us, our business, financial condition and results of operations would be adversely affected.
Ratings are limited in scope, and do not address all material risks relating to any debt securities, but rather reflect only the views of the rating agencies at the time the ratings are issued.

Azul S.A.	25

«Table of Contents

Our ability to access the capital markets is in part driven by our ratings and any downgrading the credit rating of our securities or placing Azul on a watch list for possible future downgrading could, among other things: (i) limit our access to the capital markets or otherwise adversely affect the availability of other new financing on favorable terms, or at all; (ii) result in more restrictive covenants in agreements governing the terms of any future indebtedness that we may incur; (iii) increase our cost of financing; and (iv) adversely affect the market price and marketability of our outstanding securities.
There can be no assurance that such ratings or outlooks will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in the judgment of such rating agencies, circumstances so warrant, and any such changes may have a material adverse effect on us.
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
Slots at Congonhas airport in São Paulo are fully utilized. The Santos Dumont airport in Rio de Janeiro, which is important for our operations, has certain landing rights restrictions, including a cap of 6.5 million passengers annually imposed by the federal government which came into effect in January 2024. Several other Brazilian airports, for example Brasília, Salvador, Belo Horizonte (Confins), São Paulo (Guarulhos and Viracopos) and Rio de Janeiro (Galeão), have limited the number of landing rights per day due to infrastructural limitations at these airports. Any condition that would prevent or delay our access to airports or routes that are vital to our strategy, or our inability to maintain our existing landing rights, slots and destinations served, and obtain additional landing rights and slots, could materially adversely affect us. New operational and technical restrictions imposed by Brazilian authorities in the airports we operate or in those we may seek to operate may also adversely affect us. In addition, we cannot assure that any investments will be made by the Brazilian government in the Brazilian aviation infrastructure to permit a capacity increase at busy airports and consequently additional concessions for new slots to airlines.

26	Azul S.A.

«Table of Contents

Furthermore, we cannot assure that any investments will be made by the holders of concessions for the operators of the airports which serve our routes. [For example, as a result of the transfer of our operations to the passenger terminal at Viracopos airport, we signed a “Terminal Transfer Incentive Agreement” with Aeroportos Brasil which established a detailed construction schedule for this terminal and gave us certain rights to impose penalties in the event of noncompliance. Due to the fact that Aeroportos Brasil has not complied with certain contractual obligations under this agreement, we have retained 40% of the airport landing tariffs since February 2017. As a result of this retention, Aeroportos Brasil filed a collection action against us, which was settled in May 2018. Pursuant to the settlement agreement, we agreed to carry out certain parts of the construction of the new terminal at Viracopos Airport using the airport landing tariffs retained from Aeroportos Brasil. For more information, see “Item 4.B. Business Overview—Airports and Other Facilities and Properties—Airports” and “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”
Increases in labor benefits, union disputes, strikes, and other worker-related disturbances may adversely affect us.
Our business is labor intensive. Our expenses related to our workforce (salaries and benefits) represented 14.3%, 13.5% and 17.6%, of our total operating expenses for the years ended December 31, 2023, 2022 and 2021, respectively. All Brazilian airline employees, including ours, are represented by regional aviation unions and by two national labor unions: (i) the National Pilots’ and Flight Attendants’ Union (Sindicato Nacional dos Aeronautas) and (ii) the National Aviation Union (Sindicato Nacional dos Aeroviários). Negotiations regarding cost-of-living increases and salary payments are conducted annually between these unions and an association that represents all Brazilian airline companies, the National Union of Airline Companies (Sindicato Nacional das Empresas Aeroviárias), or SNEA. Work conditions and maximum work hours are regulated by federal legislation and are not subject to labor negotiations. Future terms and conditions of collective agreements could become costlier for us as a result of an increase in threats of strikes and binding negotiations between the unions and SNEA. Furthermore, certain employee groups such as pilots, mechanics and other airport personnel have highly specialized skills and cannot be easily replaced. Our labor costs could increase if the size of our business increases. Any labor proceeding or other workers’ dispute involving unionized employees could adversely affect us or interfere with our ability to carry out our normal business operations.
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
Our growth strategy and the consolidation of our leadership in terms of markets served includes, among other objectives, increasing the number of markets we serve and increasing the frequency of the flights we provide. These objectives are dependent on obtaining approvals for operating new routes from local regulators and obtaining adequate access to the necessary airports. Certain airports that we serve or that we may want to serve in the future are subject to capacity constraints and impose landing rights and slot restrictions during certain periods of the day such as the Santos Dumont airport in Rio de Janeiro and the Juscelino Kubitschek airport in Brasília. We cannot assure you that we will be able to maintain our current landing rights, slots and permitted destinations and obtain a sufficient number of landing rights and slots, gates, and other facilities at airports to expand our services as we propose. It is also possible that airports not currently subject to capacity constraints or other operational restrictions may become so in the future. In addition, an airline must use its slots on a regular and timely basis or risks having those slots reallocated to other airlines. Where landing rights and slots or other airport resources are not available or their availability is restricted in some way, we may have to modify our schedules, change routes or reduce aircraft utilization.
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

Azul S.A.	27

«Table of Contents

Our current business plan contemplates the continued addition of Airbus and Embraer aircraft to replace older generation aircraft and serve high-density markets. Disruptions or changes in the manufacturers’ delivery schedules for our new Embraer and Airbus aircraft have affected and may continue to affect our operations and might negatively affect us because we may not be able to accommodate increased passenger demand or develop our growth strategies.
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

28	Azul S.A.

«Table of Contents

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
As our fleet has grown, our reliance on Embraer, ATR and Airbus has also grown. As of December 31, 2023, our passenger operating fleet consisted of 57 Embraer E-Jets, 36 ATR aircraft, 55 Airbus narrowbody, and 11 Airbus widebody. Additionally, we are operating 24 Cessna Cavarans aircraft, with 9 passenger seats each.
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

Azul S.A.	29

«Table of Contents

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
As of December 31, 2023, Azul had a passenger operating fleet of 183 aircraft and a passenger contractual fleet of 189 aircraft, with an average aircraft age of 7.4 years excluding Cessna aircraft. At the end of the fourth quarter of 2023, the 6 aircraft not included in our operating passenger fleet consisted of three Embraer E1s subleased to Breeze, one ATR and two Embraer E2s in the processing of exiting the fleet.
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

30	Azul S.A.

«Table of Contents

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
Azul is a party to codeshare agreements with international air carriers United, TAP, JetBlue and Emirates, among others. These agreements provide that certain flight segments operated by us are held out as United, TAP, JetBlue or Emirates flights, as the case may be, and that certain United, TAP, JetBlue and Emirates flights, as the case may be, are held out for sale as Azul flights. In addition, these agreements provide that our TudoAzul members can earn points on or redeem points for United or TAP flights, as the case may be, and vice versa. We receive revenue from flights sold under these codeshare agreements. In addition, we believe that these frequent flyer arrangements are an important part of our TudoAzul program. The loss of a significant partner through bankruptcy, consolidation, or otherwise, could adversely affect us. We may also be adversely affected by the actions of one of our significant partners, for example, in the event of nonperformance of a partner’s material obligations or misconduct by such partner, which could potentially result in us incurring liabilities, or poor delivery of services by one of our partners, which could damage our brand.
We may be adversely affected if TudoAzul loses business partners or if these business partners change their policies in relation to the granting of benefits to their clients or take other decisions or actions that are beyond our control.
TudoAzul relies on main business partners for a significant portion of its gross billings. The current business partners of TudoAzul include (i) financial institutions, including Caixa, Itaú, Livelo (Banco do Brasil’s and Bradesco’s loyalty joint venture) and Santander, (ii) retailers, including Casas Bahia, Magazine Luiza and Fast Shop, and (iii) travel partners, including Accor, RentCars, Hertz, and Booking.com.
A decrease in points sold to any one of the significant partners of TudoAzul for any reason, including a temporary or permanent downturn in their business or financial condition, a decrease in their activity or their development of new loyalty strategies for their respective clients, could adversely affect the TudoAzul business and therefore our business, results of operations and financial condition. In addition, a decision by any one of these partners to not participate in the TudoAzul business could have a negative effect on our business, results of operations and financial condition.
Most agreements with the business partners of TudoAzul are relatively short-term agreements which may be terminated or renewed under different terms when they expire or are renewed prior to expiry. In addition, some of these agreements may be terminated prior to expiration in the case of certain breaches by a party to the agreement. Any such termination or inability to renew agreements with business partners of TudoAzul could have a material adverse effect on the business and results of TudoAzul.
The success of TudoAzul also depends in part on the decisions or actions of our partners that are beyond our control. Many of the business partners of TudoAzul may freely change their policies for accumulating, transferring and redeeming points, as well as develop their own platforms for clients to exchange points for rewards, including airline tickets issued by other airlines, and as a result reduce the gross billings of TudoAzul and demand for points. Changes in these policies may (i) make TudoAzul less attractive or efficient for the clients of its business partners, and (ii) increase competition in the loyalty sector, which in turn may reduce and the demand for points, increase downward pressure on the average price of points and harm the business of TudoAzul. If the loyalty program sector does not grow enough to absorb new participants or if TudoAzul does not adequately react to the market or to the policies of our partners, the business of TudoAzul may be adversely affected.

Azul S.A.	31

«Table of Contents

In addition, financial institution business partners of TudoAzul may change the terms and conditions of the credit card accounts of their customers, including finance charges and other fees and required minimum monthly payments, in order to maintain their competitive position in the credit card industry or to comply with, among other things, regulatory guidelines, relevant law or prudent business practices. Changes in the terms of such credit card accounts may reduce the number of new accounts, the volume of credit card spend or negatively impact account retention, which in turn may reduce the number of points accrued and sold or impact TudoAzul, any of which could adversely affect the revenue generated by such partnerships.
No assurance can be given that TudoAzul’s business partners will not take actions that adversely affect the success of TudoAzul.
If actual redemptions by TudoAzul members are greater than expected, or if the costs related to redemption of reward points increase, we could be adversely affected.
We derive most of our TudoAzul revenues by selling TudoAzul points to business partners. The earnings process is not complete, however, at the time points are sold, as we incur most of our costs related to TudoAzul upon the actual redemption of points by our TudoAzul members. Based on historical data, the estimated period between the issuance of a TudoAzul point and its redemption is currently approximately nine months; however, we cannot control the timing of the redemption of points or the number of points ultimately redeemed. Since we do not incur redemption-related costs for points that are not redeemed, our profitability depends in part on the number of accumulated TudoAzul points that are never redeemed by our TudoAzul members, or “breakage.” We experience breakage when TudoAzul points are not redeemed for any number of reasons.
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
We believe that our growth potential and the maintenance of our results and customer-oriented company culture are directly linked to our capacity to attract and maintain the best professionals available in the Brazilian airline industry. In addition, there is increased scrutiny on companies' diversity, equity, and inclusion initiatives. As we grow, we may be unable to identify, hire, train or retain enough people who demonstrate our company culture, and who represent diverse backgrounds, experiences, and skill sets, or we may have trouble maintaining our company culture as we become a larger business. In addition, a negative perception of diversity, equity, and inclusion initiatives, whether due to our perceived over-or under- pursuit of such initiatives, may result in issues hiring or retaining employees, as well as potential litigation or other adverse impacts.
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

32	Azul S.A.

«Table of Contents

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
In particular, in 2016, ICAO adopted a resolution creating the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA), providing a framework for a global market-based measure to stabilize carbon dioxide emissions in international civil aviation (i.e., civil aviation flights that depart in one country and arrive in a different country). CORSIA is being implemented in phases, starting with the participation of ICAO member states on a voluntary basis during a pilot phase (from 2021 through 2023), followed by a first phase (from 2024 through 2026) and a second phase (from 2027 through 2035). ICAO member states have agreed that 2019 emissions would be used as the baseline for the CORSIA pilot phase (2021-2023) and that 85% of 2019 emissions would be used as the baseline for the remainder of CORSIA’s phases (2024-2035). Accordingly, ICAO member countries further agreed to a long-term aspirational goal of reaching net zero aviation emissions by 2050. Certain CORSIA program details remain to be developed and could potentially be affected by political developments in participating countries or the results of the program. In 2020, we began reporting our emissions to Brazilian authorities. Brazil is expected to become a signatory of CORSIA in 2027.
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

Azul S.A.	33

«Table of Contents

Concerns about climate change and greenhouse gas emissions may result in additional regulation or taxation of aircraft emissions in Brazil, the United States or Europe. For example, we expect the SEC to adopt rules requiring certain new disclosures, including environmental-related disclosures, which could be difficult to implement and could require us to incur significant additional costs to comply, including by imposing significant additional internal controls processes and procedures regarding matters that have not been subject to such controls in the past, and increased oversight obligations on our management and board of directors. Future operations and financial results may vary as a result of the adoption of such regulations in Brazil, the United States or Europe. Moreover, certain airports have adopted, and others could in the future adopt, greenhouse gas, or GHG, emission or climate-related goals that could impact our operations or require us to make changes or investments in our infrastructure. Reporting expectations are also increasing, with a variety of commercial counterparties, including finance providers.
The European Union has proposed a directive under which the existing emissions trading scheme, or ETS, in each European Union member state was to be extended to all airlines. In June 2022, the European Parliament and European Council adopted their respective positions on a set of measures to reform the ETS as part of the European Union's "Fit for 55" program, an initiative published by the European Commission in July 2021. On December 6, 2022, the European Parliament and European Council reached a provisional political agreement on the revision of the ETS rules applying to the aviation sector. Under the provisional agreement, the ETS would have a narrow scope applying only for intra-European flights, including departing flights to the United Kingdom and Switzerland, while CORSIA would apply to extra-European flights to and from third countries participating in CORSIA from 2022 to 2027. In 2023, the European Union adopted new legislation extending this narrow scope of the ETS until 2027, but requires a review of CORSIA’s effectiveness in 2026, which could, if CORSIA is not deemed sufficiently effective, potentially lead to expansion of the ETS to include all flights departing the European Union and the European Economic Area. Further, in 2023, the European Union adopted a legislation that will impose a sustainable aviation fuel, or SAF, mandate on fuel supplied at European Union airports. The mandate requires that, of the jet fuel supplied in the European Union, 2% must be SAF beginning in 2025, and the percentage increases incrementally over time to 70% in 2050. This mandate is expected to increase the cost of SAF in the European Union. Individual European Union member states have been developing their own requirements including, for example, a SAF mandate in France that came into force on January 1, 2022. We currently operate two routes to and from Europe (Lisbon and Paris) and service additional destinations in Europe through our code-sharing agreements.
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
Finally, the potential acute and chronic physical effects of climate change, such as increased frequency and severity of storms, floods, fires, sea-level rise, excessive heat, longer-term changes in weather patterns and other climate-related events, could affect our operations, infrastructure and financial results. Climate change may also make destinations less attractive for visitors if the destination becomes more prone to extreme weather events. For example, during May 2024, the state of Rio Grande do Sul in the south of Brazil was hit by a natural disaster, which caused significant flooding across the state and resulted in the closure of airports, while we are working to measure all the impacts caused by the flooding, we evaluating alternatives to mitigate the impacts of flight cancellations in our revenue and network, among other adverse effects, among other adverse effects. Operational impacts of acute and chronic physical effects of climate change, such as delays, diversions or cancellation of flights, required us, and could further require us in the future, to incur additional operating or capital expenditures, reduce the demand for certain of our flight offerings, or otherwise adversely impact our business, financial condition, or results of operations. We could incur significant costs to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. We are not able to reasonably predict the future materiality of any potential losses or costs associated with the physical effects of climate change.

34	Azul S.A.

«Table of Contents

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
Companies are facing increasing scrutiny from customers, regulators, investors and other stakeholders related to their ESG practices and disclosure, including practices and disclosures related to environmental and social risks, as well as related to diversity, inclusion, health and safety and human rights initiatives and governance standards. As a result, we may face increasing pressure regarding our ESG practices and disclosures, and may ultimately be unable to complete certain initiatives or targets, either on the timelines initially announced or at all, due to technological, legal, cost, or other constraints, which may be within or outside of our control. Moreover, actions or statements that we may take based on expectations, assumptions, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation.
Our reputation and brand image could be adversely affected by any failure, or perception of failure, to maintain satisfactory practices relating to our environmental, safety, diversity, equity and inclusion or other social and governance goals, including (i) any failure to comply with related federal, state and international binding or non-binding legislation, standards and accords, including voluntary commitments, such as Equator Principles, Principles for Responsible Investment and National Pact for the Eradication of Slave Labor, among others, (ii) customer perceptions of our advertising campaigns, sponsorship arrangements or marketing programs, including greenwashing concerns regarding our advertising campaigns and marketing programs related to our sustainability initiatives, and (iii) customer perceptions of statements made by us, our employees and executives, agents or other third parties. Damage to our reputation or brand image or loss of customer confidence in our services could adversely affect our business and financial results, as well as require additional resources to rebuild our reputation.
Moreover, if we fail, or are perceived to fail, to comply with or advance certain ESG initiatives, we may be subject to various other adverse impacts, including potential stakeholder engagement and/or litigation, even if such initiatives are currently voluntary. For example, there have been increasing allegations of greenwashing against companies making significant ESG claims due to a variety of perceived deficiencies in actions, statements, or methodology, including as stakeholder perceptions of sustainability continue to evolve. In the airline industry specifically, there has been particular scrutiny of and liability associated with the use of “sustainable aviation fuel” and carbon offsets and claims made in connection with same.
In addition, new government regulations could also result in new or more stringent forms of ESG oversight and expanded mandatory and voluntary reporting, diligence and disclosure. Increased ESG-related compliance costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance) could result in increases to our overall operational costs, which could have a material adverse effect on our business, results of operations and financial condition.
We benefit from tax incentives on our purchases of jet fuel in Brazil, and these tax incentives may be suspended, changed, cancelled, revoked or not renewed at any time adversely affecting us.
The price of the jet fuel that we purchase in most of Brazilian states is subsidized through tax incentives provided to us by those states. Depending on the type of agreement, if we fail to comply with our obligations in the tax incentive agreements that we have executed with those states, Governmental authorities may revoke, suspend or fail to renew these tax incentives at any time. Authorities may choose to do so even if we do comply with the obligations, for example if they are no longer interested in the agreement.
To ensure the continuity of these incentives, we must comply with several tax, labor, social and environmental requirements that may be questioned - and administrative or judicially - by third parties, such as the Ministério Público Federal, other Brazilian States, or even other public authorities.
We cannot ensure that there will be no changes to the laws and regulations applicable to the tax incentives that benefit us, or that these will be effectively maintained under the same favorable conditions until the end of their term, or that we will be able to renew the tax incentives under the same conditions after their current deadlines have expired.

Azul S.A.	35

«Table of Contents

Also, we cannot ensure that new tax incentives will be created after the expiration of tax incentives that we currently benefit from, and that, if they are created, that we will be subject to their terms, or that their terms and conditions will be equivalent to, or more favorable than, the terms and conditions currently in force. If tax incentives change, or expire, and we were unable to renew them, or if new tax incentives were not created after the expiry of those in force, or if the terms and conditions of any new incentives are not as beneficial to us as the ones currently in force, we could also be adversely affected.
New tax incentive agreements entered between Azul and the Brazilian states shall comply with the general rules set forth by Complementary Law No. 160/17. Regarding to tax regimes granted before Complementary Law No. 160/17, they were validated by National Counsil of Treasury Policy, and hence shall not be canceled. Although tax agreements that do not follow these procedures can be revoked at any time or could have their lawfulness challenged, as a rule the Brazilian states do not grant new tax incentives without attending to the general rules set forth by Complementary Law No. 160/2017. However, if any of these tax incentives are canceled, revoked, suspended, or not renewed, jet fuel prices would increase and the company may be forced to reduce its number of flights, which could lead to a significant impact in our results and adversely affect us.
In addition, on December 20, 2023, the Brazilian congress approved the Constitutional Amendment No. 132/23, which approved the proposal to extinguish (i) three federal taxes the Tax over Industrialized Products, the Social Integration Program, and the Social Contribution to Social Security Financing, (ii) one State tax, the Tax on Circulation of Goods and Services, and (iii) one Municipal tax: the Tax on Services. In replacement of those five taxes, Constitutional Amendment No. 132/23 approved the creation of (i) the Social Contribution on Goods and Services (CBS), and (ii) the Tax over Goods and Services (“IBS”).
The tax reform has also prohibited the taxes incentives and included the regional aviation segment on the list of services that will have a specific tax regime. However, the Brazilian Congress still needs to approve complementary laws to regulate the tax reform approved by the Constitutional Amendment No. 132/23 and to establish the CBS and the IBS, including the specific tax regime applied to the regional segment. It means, it is not possible so far, be aware of all the real effects accrued by this reform.
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
Our debt securities, loans, aircraft leases and aircraft debt financing contain certain covenants and restrictions, which vary depending on the terms of each financing and which are subject to certain limitations and exceptions. Such covenants include, among other provisions (i) restrictions on the incurrence of debt, the granting of liens, the making of restricted payments and investments, entering into certain business activities, entering into mergers, consolidations or certain other transactions, the disposal of assets (including the disposal of collateral securing the relevant financings, as applicable), and the operation of the TudoAzul program, the Azul Viagens business and the Azul Cargo business (including obligations in respect of customer databases), and (ii) obligations to deliver financial statements and certain certificates, including relating to compliance with financial covenants and restrictions, to redeem or offer to repurchase the relevant debt in certain circumstances and to grant and perfect additional collateral in certain circumstances. For more information on these covenants and restrictions, see “Item 5. Operations and Financial Review and Prospects—Loans and Financings.”

36	Azul S.A.

«Table of Contents

Our ability to meet these covenants and comply with these restrictions may be affected by events beyond our control (including changes in economic, financial and industry-related conditions), and we cannot assure that we will meet these covenants and comply with these restrictions. See “—We and the airline industry in general are particularly sensitive to changes in economic conditions and continued negative economic conditions that would likely continue to adversely affect us and our ability to obtain financing on acceptable terms.” Failure to comply with any of these covenants, restrictions or payment obligations under our debt securities, loans, aircraft leases and aircraft debt financing could result in an event of default under these agreements and others, as a result of cross default provisions. If we were unable to comply with the covenants and restrictions to which we are subject, we need to seek waivers from our creditors, such as waivers that we obtained on a number of occasions in the recent years from the United States International Development Finance Corporation relating to debt service coverage ratio and net debt to EBITDA ratio financial covenants.
As of December 31, 2023, we were in compliance with, or had obtained waivers from our counterparties in connection with, the covenants provided for by the terms of our long-term indebtedness, but we cannot guarantee that we will be successful in complying with our covenants or in obtaining or renewing any waivers.
In order to mitigate the impacts of the COVID-19 pandemic on our business, we repeatedly deferred our lease obligations and payment obligations with other suppliers and breached financial covenants and financial obligations with our counterparties, which counterparties generally cooperated with us under deferrals, amendments to our outstanding agreements and alternative payment arrangements. Further to this, during 2023 we completed a series of restructuring and capital raising transactions to strengthen our capital structure and improve our cash generation, which included (i) reductions in, and the reprofiling of, our obligations with certain aircraft lessors and OEMs, including the issuance of the Lessor/OEM Notes (as defined under “Item 4. Information on the Company—Business Overview—Restructuring”), (ii) exchange offers and consent solicitations, including the issuance of 2029 Notes and 2030 Notes (each as defined under “Item 4. Information on the Company—Business Overview—Restructuring”), (iii) amendments to our convertible debentures, (iv) the issuance of Initial 2028 Notes (as defined under “Item 4. Information on the Company—Business Overview—Restructuring”), and (v) the issuance of the ALAB non-convertible debentures due 2024. For more information on these restructuring and capital raising transactions, see “Item 4. Information on the Company—Business Overview—Restructuring.”
If (i) we are unable to obtain or renew the necessary waivers or approvals from our creditors, or (ii) we do not have sufficient resources to repay our debts in a timely manner, this may result in the acceleration or early termination of the relevant debt or other obligations, which could have material adverse effect on our financial condition and, as a result, our debt-payment capacity may be materially and adversely affected and may result in our insolvency. Additionally, we may face difficulties or limitations in raising new financing, which may impair the implementation of our investment plan, materially and adversely affecting our business, our financial situation and our operational results.
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

Azul S.A.	37

«Table of Contents

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

38	Azul S.A.

«Table of Contents

Risks Relating to Our Preferred Shares, Including in the Form of ADSs
Our controlling shareholder has the ability to direct our business and affairs, and its interests may conflict with that of other shareholders.
In accordance with Brazilian corporate law and our bylaws, our controlling shareholder has the legal power to, among other things, elect the majority of our directors and determine the outcome of any action requiring shareholder approval. This power includes the ability to control decisions with respect to related party transactions (excluding transactions with a related party to the controlling shareholder himself), corporate restructurings, dispositions, partnerships, sale of all or substantially all of our assets, withdrawal of our shares from the Level 2 segment of the B3 and the time for payment of any future dividends. Our controlling shareholder may choose to enter into acquisitions, dispositions, partnerships or enter into loans and financing or other similar transactions for us that could conflict with the interests of investors and that may negatively affect us. As of December 31, 2023, our controlling shareholder owned, directly and indirectly, 67.0% of our voting capital (common shares), 2.1% of our preferred shares, and 49.8% of our total capital, in economic terms.
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
We have established stock option and restricted share plans for key personnel, including our officers, certain managers and other key crewmembers. We estimate that as of December 31, 2023, 7.816.370 new preferred shares would have been issued if all of our vested options were exercised by the holders thereof at a weighted average strike price of R$12.93. The exercise of vested options by the holders thereof could result in substantial dilution in book value to investors if the public offering price for our preferred shares (including in the form of ADSs) is lower than the book value of such shares in the future upon the exercise of our stock options. See “Item 6.B. Management Compensation—Stock-Based Incentive Plans.”
Additionally, pursuant to the restructuring of our obligations with certain aircraft lessors and OEMs, certain lessors and OEMs entered into agreements pursuant to which such lessors and OEMs agreed to convert, in 12 equal quarterly consecutive installments, an aggregate of up to US$570.0 million of payment and other obligations owed to such lessors and OEMs into our preferred shares. For more information, see “Item 4.B. Business Overview—Restructuring— Aircraft Lessor and OEM Restructuring.”
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

Azul S.A.	39

«Table of Contents

The investment in marketable securities traded in emerging countries, such as Brazil, usually represents higher levels of risk as compared to investments in securities issued in countries whose political and economic situations are more stable, and in general, such investments are considered speculative in nature. The Brazilian capital market is substantially smaller, less liquid, more volatile, and more concentrated than major international capital markets. B3 exchange-listed companies had an aggregate market capitalization of R$4.1 trillion as of December 31, 2023 and a daily average trading volume of R$25.3 billion as December 31, 2023, according to B3. These market characteristics may substantially limit the capacity of holders of our preferred shares to sell them at the price and time of their preference and this may have an adverse effect on the market price of our preferred shares.
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
According to our bylaws, as long as we record a net income and there are no accumulated losses, we must pay our common and preferred shareholders at least 0.1% of our annual adjusted net income as dividends or interest on shareholders’ equity, as calculated and adjusted pursuant to Brazilian corporate law. Interim dividends and interest on our shareholders’ equity declared for each fiscal year may be attributed to our minimum obligatory dividend for the year in which it was declared. For more information, see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.” This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed under Brazilian corporate law, and may not be made available for payment as dividends or interest on shareholders’ equity.
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

40	Azul S.A.

«Table of Contents

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

Azul S.A.	41

«Table of Contents

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

42	Azul S.A.

«Table of Contents

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

Azul S.A.	43

«Table of Contents

ITEM 4.    INFORMATION ON THE COMPANY
A.History and Development of the Company
We are incorporated as a Brazilian sociedade por ações under the corporate name Azul S.A. Our headquarters are at Avenida Marcos Penteado de Ulhôa Rodrigues, n. 939, 8th floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, Zip Code 06460-040, in the city of Barueri, State of São Paulo – Brazil. Our telephone number is +55 11 4134-9800 and our website is https://ri.voeazul.com.br/en. In addition, the SEC maintains a website at www.sec.gov that contains information filed electronically by us. The information contained on our website, any website mentioned in this annual report or any website directly or indirectly linked to these websites, is not part of, and is not incorporated by reference in, this annual report and you should not rely on such information. We are registered with the Board of Trade of the state of São Paulo under corporate registration number, or NIRE, number 35.300.361.130. We have been registered with the CVM as a publicly held corporation since April 7, 2017.
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
Our start-up capital of R$ 400.7 million enabled us to invest up-front in a scalable operating platform and efficient young fleet. After less than six months of operations, we became Brazil’s third-largest airline in terms of domestic market share in May 2009, according to ANAC. Our operating fleet has grown from three Embraer E-Jets in December 2008 to a total of 183 aircraft in our passenger operating fleet as of December 31, 2023, consisting of 57 Embraer E-Jets, 36 ATR aircraft, 11 Airbus widebody, 55 Airbus narrowbody, 24 Cessna Caravan aircraft, and 2 Boeing 737.
In August 2012, we acquired TRIP, which at the time was the largest regional carrier in South America by number of destinations. The fleet similarity between the two airlines allowed us to integrate all of TRIP’s activities by June 2014. The TRIP acquisition substantially increased our network connectivity, enabling us to serve 106 destinations upon completion of the acquisition and to become the leading carrier in terms of departures in 80 cities as of December 31, 2022 as well as to consolidate our position as a leader in Brazil’s fast-growing regional aviation market. As of December 31, 2023 we had the largest airline network in Brazil in terms of departures and cities served, with around 1,000 daily departures spanning 167 destinations – an unparalleled network of more than 400 non-stop routes.
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
With the acquisition of Azul Conecta, we plan to reach more than 200 cities in the coming years.

44	Azul S.A.

«Table of Contents

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
In October 2021, we entered into a partnership with Disney to offer a unique experience to our customers. The initial steps of the partnership consisted of the new A320neo airplane with a Mickey Mouse-inspired painting and the A321neo airplane with a Minnie-inspired painting. During 2022, the new A320neo airplane with a Donald Duck-inspired painting and the A320neo with a Daisy-inspired painting also joined the magic fleet of Azul. In 2023, Disney's Goofy was be the theme of the fifth plane of Azul's magical fleet.
In 2023, Azul Cargo, our logistics business reached R$1.4 billion in net revenue, more than double compared to 2019, when we generated revenues of R$ 480.7 million. In February 2022, we announced the launch of the Embraer Class-F freighter, a cargo aircraft that can provide competitive advantages for our clients. Azul Cargo currently serves more than 5,000 cities and communities across the country, 2,000 of which we can deliver to in 48 hours or less.
TudoAzul, our wholly-owned loyalty program, had more than 16 million members as of December 31, 2023. Azul Viagens, our vacations business, is another important driver of margin expansion. In 2023, we sold 35% more travel packages compared to 2022, mainly by leveraging the uniqueness of our network and the flexibility of our fleet. During weekends, for example, when utilization is normally low for airlines, we dedicated 25% of our capacity to fly exclusive nonstop leisure routes, which are ideal for Azul Viagens.
As part of our focus on ESG, in December 2023, we were included for the third consecutive time in the Corporate Sustainability Index of the B3 (“ISE B3”). Azul is the only airline in the ISE B3. In 2023 we also maintained our CDP score to “B”, highlighting our dedication to environmental initiatives.
In January 2023, Azul was included in the 13th portfolio of the Carbon Efficient Index, the ICO2 B3, an index that demonstrates our commitments on the climate change agenda and our actions for a low carbon economy transition. In August 2022, Azul was also awarded by the SustentAr project, of ANAC, for best practices in environmental management.
Capital Expenditures
For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures”.
B.Business Overview
General
We are the largest airline in Brazil in terms of departures and cities served, with around 975 daily departures to 167 destinations, creating an unparalleled network of more than 400 non-stop routes as of December 31, 2023. As the sole airline on 74% of our routes, we are the leading airline in 140 Brazilian cities in terms of departures and carried approximately 28 million passengers in the year ended December 31, 2023. In addition to having an extensive network, optimized fleet, and a high- quality product, we also have strategic revenue generating business units including our wholly-owned loyalty program TudoAzul, and our logistics solutions business Azul Cargo.
Brazil is geographically similar in size to the continental United States and is currently the sixth largest market for domestic airline passengers in the world. Since 2008, the number of domestic airline passengers carried in Brazil has increased by 90% to 95 million in 2019. By the end of 2023, the number of domestic airline passengers in Brazil had already reached 99% of the total number of domestic airline passengers transported in the pre-pandemic period of 2019, indicating that the aviation sector is on recovery. Brazil’s air travel market remains significantly under penetrated and in 2019 was expected to double by 2029 according to ABEAR.

Azul S.A.	45

«Table of Contents

We have the most extensive route network in Brazil, serving 167 domestic destinations, about twice as many as our main competitors Gol and LATAM, which served 64 and 56 destinations respectively as of December 31, 2023. We are the only provider of scheduled service to 85 of our domestic destinations and hold the leading position in 7 out of the 10 largest domestic airports in which we operate in terms of departures. Through our network, we connect travelers to destinations exclusively served by us from our three hubs, which cater to the São Paulo, Belo Horizonte and Recife markets, all among the largest metropolitan areas in the country. Notably, we are the leading airline at Viracopos airport, one of the principal airports in the São Paulo area and the largest domestic hub in South America in terms of non-stop destinations served, with a 96% share of its 150 domestic daily departures as of December 31, 2023.
We operate a young, fuel-efficient fleet that we believe is better tailored for Brazil than those of our main competitors, as it allows us to serve markets with different demographics, ranging from large capitals to smaller cities. As of December 31, 2023, our passenger operating fleet in service totaled 183 aircraft. with an average age of 7.5 years (excluding Cessna aircraft), which is significantly younger than that of our main competitors. We believe that our diversified fleet is optimized to efficiently match capacity to demand. This enables us to offer superior connectivity as well as more convenient and frequent non-stop service to more airports than our main competitors, which exclusively operate larger aircraft.
A key driver of our profitability is our management team’s extensive experience in implementing a disciplined, low-cost operating model. Our optimized fleet yields lower trip costs than our main competitor. With the recovery and the increase in the number of next-generation Airbus A320neos and Embraer E2s in our fleet in the coming years, we expect to maintain our market-leading low trip cost advantage. In addition, our FTEs per aircraft were the lowest in Brazil at 79 FTEs as of December 31, 2023. We have built a strong brand by offering what we believe is a superior travel experience, based on a culture of customer service provided by a highly-motivated and well-trained team of crewmembers. Our service features include advanced seat assignment, leather seats, individual entertainment screens with free live television at every seat in all our Embraer jets and most of our A320neos, extensive legroom with a pitch of 30 inches or more, complimentary beverage and snack services, and free bus service to key airports we serve. In addition, we offer Wi-Fi service in some of our A320neo, A321neo, E2 fleet and are currently installing it in additional aircraft. As a result of our strong focus on customer service, our NPS (Net Promoter Score) average in 2023 totaled 54.9, significantly higher than our competitors in Brazil. In 2020, Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards.
We continue to invest in and expand our loyalty program TudoAzul, which had more than 16 million members as of December 31, 2023. TudoAzul has been the fastest growing loyalty program in terms of members in Brazil for the past eight years compared to Smiles and LATAM Pass, the loyalty programs of Gol and LATAM respectively, according to publicly available information of such competitors, including disclosure filed with or furnished to the SEC and information available on their respective websites. In the fourth quarter of 2020, we launched the Azul Itaucard Infinite, the best positioned co-branded credit card in the Itaucard portfolio and also elected the “Best credit card from Brazilian airlines” by Melhores Destinos. Given our network strength and the expected growth of passenger air travel, credit card penetration and usage and customer loyalty in Brazil, we believe that TudoAzul is a key strategic asset for us.
Other revenue streams are expected to be mostly driven by our logistics solutions business, Azul Cargo. In 2023, Azul Cargo net revenue reduced 5.4% compared to 2022, reaching R$1.1 billion mainly due to the 40.4% reduction in international cargo operations. We ended 2023 with a 32.5% share of cargo volume transported in Brazil, resulting from our unique network and the capillarity support it provides to our cargo business. In addition, we intend to continue growing our ancillary services and other revenue streams, including Azul Viagens, our travel package business.
In 2023, our revenues reached an all-time record, and we generated net revenue of R$18.6 billion and a loss for the year of R$2,380.5 million.
Impact of the COVID-19 pandemic
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

46	Azul S.A.

«Table of Contents

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
Since the beginning of the pandemic, management has monitored the recovery of demand and managed the number of flights offered to match it. In 2023, both domestic and international market fully recovered 2019 levels in terms of capacity and demand.
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

Azul S.A.	47

«Table of Contents

•First airline in Brazil to offer, without any cost, medical assistance to customers during international trips in case of a positive diagnosis of COVID-19.
•Free transportation of health professionals.
•Free transportation of vaccines to cities where we operate.
These initiatives have contributed to increase customer confidence and support the strong market recovery in Brazil observed in 2021, 2022 and 2023.
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

48	Azul S.A.

«Table of Contents

Strengths and Opportunities
Our Competitive Strengths
We believe the following business strengths allow us to compete successfully:
Largest Network in Brazil
We have the largest network in Brazil in terms of departures and cities served, with around 1,000 daily departures to 167 destinations, creating an unparalleled network of more than 400 non-stop routes as of December 31, 2023. Our connectivity at large hubs allows us to consolidate traffic, serving larger and medium-sized markets as well as smaller cities that do not generate sufficient demand for point-to-point service. We believe that our extensive network coverage allows us to connect more passengers than our competitors, who serve significantly fewer destinations. As of December 31, 2023, we served 167 destinations in Brazil, compared to 64 for Gol and 56 for LATAM. In addition, we were market leader in 90% of our routes as of December 31, 2023. By comparison, as of December 31, 2023, Gol and LATAM were leading carriers in 10 and 11 cities in Brazil, respectively. In addition, the routes in which we hold a leadership position represent approximately 86% of our total ASKs.
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
Our fleet plan focuses on maintaining a trip cost advantage relative to our main competitors while also providing us with flexibility for growth into new markets both domestically and internationally. Based on our current firm orders, between 2024 and 2025, we expect to add approximately 30 next-generation E2 aircraft, two A320neo aircraft and 4 A330neo aircraft replacing older generation aircraft. These new generation aircraft are more fuel-efficient than older generation aircraft, and therefore we expect that our fleet plan will allow us to maintain market-leading trip costs and to reduce our CASK, both in absolute terms and relative to our main competitors.
Industry-Leading PRASK
We utilize a proprietary yield management system that is key to our strategy of optimizing yield through dynamic fare segmentation and demand stimulation. We target both business travelers, to whom we offer convenient flight options, and cost-conscious leisure travelers, to whom we offer low fares to stimulate air travel and to encourage advanced purchases. This segmentation model has enabled us to achieve a market-leading PRASK of 30.41 centavos in the year ended December 31, 2019. In addition, in 2019, our PRASK represented a 18.7% premium compared to Gol. We believe our superior network and product offering allows us to attract high-yield and frequent business travelers. Our PRASK was impacted by the COVID-19 pandemic, reaching R$24.95 centavos in the year ended December 31, 2020 and R$28.07 centavos in the year ended December 31, 2021. Our PRASK reached R$36.88 centavos in 2022 and R$39.46 centavos in 2023, record level, which is further evidence of the demand recovery and the sustainable competitive advantages of our business.
According to ABRACORP, we held a 30% share in terms of Brazilian revenue share.
Most Efficient Cost Structure in the Brazilian Market
We have leveraged our management team’s experience by implementing a disciplined, low-cost operating model to achieve our operational efficiencies. We believe we have achieved these operational efficiencies primarily through:
•Optimized aircraft for markets and routes served;
•Low cost of sales, distribution and marketing through direct-to-consumer marketing, e-commerce and associated use of social networking tools;

Azul S.A.	49

«Table of Contents

•Lower costs due to single-class cabin configuration for our domestic flights;
•Operation of a modern fleet with better fuel-efficiency and lower maintenance costs than previous generation aircraft;
•Innovative and beneficial financial arrangements for our aircraft, as a result of being one of the largest customers for Embraer and ATR aircraft;
•Investment in check-in technology to increase operating efficiencies; and
•Creation of a company-wide business culture focused on driving down costs.
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
We focus on meeting our customers’ needs and in 2023 Azul was elected the second most on-time airline in the world in 2023! We are the first Brazilian airline to achieve this recognition, awarded by Cirium, the world's leading reference for operational data in the airline industry. An airline is considered punctual when its flights land up to 14 minutes after the planned arrival time, and Azul has been recognized for meeting this goal in most of its almost 1,000 daily flights. We are very proud to show the world the excellence of Brazilian work.

50	Azul S.A.

«Table of Contents

Well-Recognized Brand
We believe we have been successful in building a strong brand by using innovative marketing and advertising techniques with low expenditures that focus on social networking tools to generate word-of-mouth recognition of our high-quality service. As a result of our strong focus on customer service, surveys that we have conducted indicate that, as of December 31, 2023, 71% of our customers would recommend or strongly recommend Azul to a friend or relative. In addition, we use the NPS (Net Promoter Score) metric to measure customer satisfaction and in 2023, our average score totaled 54.9. The strength of our brand has been recognized in a number of awards:
•Named “#2 world’s most on-time airline” in 2023 by CIRIUM;
•Winner in “Air mobility” and “Best net promoter score (NPS)” categories in 2023 by Experience Awards;
•Named "Best National Airline" in 2023 by O Melhor de Viagem 2023/2024;
•Winner in “Best Wi-Fi and entertainment” category in 2023 by Passenger Choice Awards;
•Named “Best Regional Airline in South America” in 2023 by Skytrax;
•Named "Best Airline" in 2023 by Kayak Travel Awards;
•Named "Best Airline" and “Most on-time Airline” 2023 by Aviação Mais Brasil (federal government’s annual award);
•Named “world’s most on-time airline” in 2022 by CIRIUM;
•Named "Best Airline in customer service in Brazil" in 2022 by Consumidor Moderno Awards;
•Named "Best Innovation in Customer Experience" in 2022 by International Customer Experience Awards;
•Named "Best Airline" in 2022 by Reclame Aqui Awards in the following categories: Airline (Azul), Tourism and Leisure (Azul Viagens);
•Named "Best Airline" in 2022 by “Aviões e Músicas” Awards in Azul: winner in Brazilian Airline and economic class categories
•Named “Best Regional Airline in South America” in 2022 by Skytrax;
•Named “Best Satisfaction Index among airlines in Brazil” in 2022 by NPS Awards;
•Ranked the best airline in Brazil by “ANAC (Consumidor.gov.br)” in 2022: Least amount of customer complaints, Number one in problems solution with Highest customer satisfaction index;
•Ranked among 100 most responsibility companies in ESG ranking by MERCO (Corporate Reputation Business Monitor);
•Named “Best Airline in South America” in 2022 by APEX (Airline Passenger Experience Association);
•Named “Best in Customer Centric Culture” in 2022 by Customer Centricity World Series Awards;
•Named "Best Airline" in 2021 by Kayak Travel Awards in all categories: boarding, comfort, crew member, entertainment and food;
•Named "Best Company" in 2021 by Customer Experience Track in the following categories: disruptive innovation, customer journey, spotlight and culture;
•Named "Best Airline" for the third consecutive year by Reclame Aqui and the second in the overall;
•Named "The Most Admired Brand" by Band Communication Award in Aviation category;
•Named “Best Airline in the World” in 2020 by TripAdvisor Traveler’s Choice Awards, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards;
•Ranked among the ten best airlines in the world in 2017, 2018 and 2019 and best airline in Latin America in 2018 and 2019 by TripAdvisor Traveler’s Choice Awards, the only Brazilian airline ever to appear on this ranking;
•Named “Best Airline in Brazil” in 2019 for the third consecutive year by Melhores Destinos, the largest web portal of airline fare promotions and loyalty programs in Brazil;
•Named “Best Regional Carrier in South America” in 2018 and 2019 by Skytrax, an aviation research organization;
•Named “Best Staff in South America” in 2019 for the fourth consecutive year by Skytrax;
•Recognized as the “Most On-Time Low Cost Carrier in the World” by OAG in 2018 for the second time;
•Recognized as the “Most On-time Low Cost Carrier in the Americas” by OAG in 2018;
•Named “Fastest Check-in in Brazil” in 2018 for the third consecutive year by the Civil Aviation Secretariat (Secretaria de Aviação Civil);
•Named “Best Low Cost Carrier in South America” in 2017 for the seventh consecutive year by Skytrax;

Azul S.A.	51

«Table of Contents

•Named “Best Low Cost Carrier in The World” in 2012 by CAPA, an independent aviation research organization;
•Named one of the “50 Most Innovative Companies in The World” and “Most Innovative Company in Brazil” in 2011 by Fast Company, a business magazine; and
•Named one of the “50 Hottest Brands In The World” in 2010 by Ad Age, a leading marketing news source.
In addition, as a result of our strong brand awareness and focus on customer service, our TudoAzul loyalty program had more than 16 million members as of December 31, 2023 and has been recognized with the following awards:
•Named “Best Loyalty Program in Brazil” from 2016 to 2020 by Melhores Destinos;
•Named “The Loyalty Program with the Best Fares in Brazil in 2016-2017” by Melhores Destinos; and
•Recognized as having “The Most Innovative Co-Branded Credit Card” at the 2015 Loyalty Awards Event presented by Flight Global, a renowned website recognized by the global aviation community as a reliable source of news, data and expertise relating to the aviation and aerospace industries.
Experienced Management Team
We believe we benefit from our highly knowledgeable and experienced management team. Our senior management, which has senior airline experience both in Brazil and in the United States, includes:
•Our Chairman and Founder David Gary Neeleman, a dual Brazilian and U.S. citizen, who has founded five airlines in three different countries, including JetBlue Airways;
•Our Chief Executive Officer, John Peter Rodgerson, who previously served as our Chief Financial Officer and our Investor Relations Officer, where he was responsible for implementing our financial strategy and cost structure since our inception. Mr. Rodgerson also served as Director of Planning and Financial Analysis at JetBlue Airways for five years, and as President of our main operating subsidiary – ALAB, from August 2019 to October 2022;
•Our Chief Financial Officer and Investor Relations Officer, Alexandre Wagner Malfitani, who previously served as the Head of our TudoAzul loyalty program, and our Director of Finance and Treasurer. Before joining Azul, Mr. Malfitani held the position of Managing Director of Treasury at United Airlines, having also worked in the finance industry, including as a fund manager at Deutsche Bank and as a trader at Credit Agricole Indosuez;
•Our Chief Revenue Officer, Abhi Manoj Shah, who has nearly 20 years of experience in the aviation industry and has previously held executive positions at JetBlue Airways and Boeing. He was responsible for developing our yield management, network planning and revenue structure. Mr. Shah also serves as President of our main operating subsidiary – ALAB, since October 2022;
•Our Chief Technical Officer, Antônio Flávio Torres Martins Costa, who has been part of the Azul founding team since inception and has nearly half a century of experience in the airline industry, having served as Chief Technical and Operations Officer at Pluna S.A. and OceanAir, and as Chief Technical Officer at Varig;
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

52	Azul S.A.

«Table of Contents

Principal Strategies
Adding Larger, More Fuel Efficient, Next-Generation Aircraft to our Fleet
We intend to continue adding next-generation, more fuel-efficient aircraft to our fleet replacing older generation aircraft. In addition to providing us with leading low seat costs, these aircraft have more seats contributing to an increase in revenue generated from connecting traffic, our loyalty business, our cargo business, and our travel package business. Based on our current firm orders, between 2024 and 2025, we expect to add approximately 30 next-generation E2 aircraft, two A320neo aircraft and 4 A330neo aircraft replacing older generation aircraft.
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

Azul S.A.	53

«Table of Contents

Continue to Unlock Value from our TudoAzul Loyalty Program
As a result of the growth of our network, we believe there is an opportunity to further unlock value from our TudoAzul loyalty program. With more than 16 million members as of December 31, 2023, TudoAzul has been the fastest growing loyalty program among the three largest programs in Brazil for the past seven years, according to publicly available information of such competitors, including disclosure filed with or furnished to the SEC and information available on their respective websites. TudoAzul sells loyalty points to business partners as well as directly to program members. Our current business partners include financial institutions such as Itaú, Santander, Livelo (Banco do Brasil’s and Bradesco’s loyalty joint venture), and Caixa, retailers (including Casas Bahia, Magazine Luiza and Fast Shop), and travel partners (including Accor, RentCars, Hertz, and Booking.com).
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
In an effort to maximize the value creation potential of TudoAzul, we have been managing the program through a dedicated team since mid-2015. On a standalone basis, TudoAzul’s gross billings ex-airline totaled R$2,692 million in the year ended in December 31, 2023. Given the number of exclusive destinations we operate, our network strength, and the expected growth of passenger air travel, credit card penetration and usage and member loyalty in Brazil, we believe that TudoAzul is a strategic business for us. As TudoAzul is our wholly-owned subsidiary, all of the cash flows generated by this high-growth, high-margin business accrue to our shareholders in a tax-efficient manner. We plan to continue investing in TudoAzul’s expansion and evaluating opportunities to unlock value for this strategic asset.
Continue to Increase Ancillary, Cargo and Other Revenue
We intend to continue growing our ancillary, cargo and other revenue, by both leveraging our existing products and introducing new ones. We intend to focus on deriving further value from our existing ancillary and other revenue streams, which represented R$116.93 per passenger as of December 31, 2023 and included revenue from bag fees, upgrades, other passenger related fees, cargo services, sales of advertising space in our various customer-facing formats, and commissions on travel insurance sales. As a result of the introduction of larger next-generation aircraft to our fleet, we expect to have more seat availability for our TudoAzul loyalty program and our Azul Viagens travel package business as well as additional cargo capacity.
Other revenue streams are expected to be mostly driven by our logistics solutions business, Azul Cargo. In 2023, Azul Cargo net revenue decreased 5.4% compared to 2022, reaching R$1.1 billion mostly driven by our decrease in international cargo volume transported. We ended 2023 with a 32.5% share of cargo volume transported in Brazil, resulting from our unique network and the capillarity support it provides to our cargo business. In addition, we intend to continue growing our ancillary services and other revenue streams, including Azul Viagens, our travel package business.

54	Azul S.A.

«Table of Contents

Continue to Establish and Extend Strategic Partnerships
As of December 31, 2023, we had codeshare agreements with United, TAP, JetBlue, Turkish Airlines, Ethiopian Airlines, Emirates, Air Canada, Copa Airlines, Beijing Capital, Alitalia and Avianca Colombia, as well as 26 interline agreements with a number of other international airlines, allowing us to handle passengers traveling on itineraries that require multiple flights on multiple airlines widening our network. As part of our plans to expand globally, we have established strategic partnerships with United and TAP. We view these and possible future relationships with other airlines as strategic ways of allowing us to expand our network with connectivity throughout the United States, Europe and Asia without having to commit the full resources on our own. We believe that our existing and future customer base are increasingly taking advantage of the ability to fly internationally, and we aim to be able to offer our Brazilian customers a seamless ability to do so, whether by purchasing tickets on partner airlines on our website or through connected and complimentary schedules facilitating onward travel outside of Brazil. In addition to facilitating a more global network for us through these partnerships, we are exploring a variety of cooperative arrangements, including additional interline agreements, code-sharing, access to partner airlines’ frequent flyer programs and possible cobranding efforts. We also see opportunities to leverage these relationships to facilitate greater operating efficiencies by utilizing partner expertise in maintenance, cargo transport and even possible pilot and crew training and redeployment, as well as redeployment of redundant or unneeded aircraft. We are exploring joint ventures and other arrangements with our partners to determine the most effective and beneficial ways to leverage these relationships for all parties.
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
Scheduled Air Transportation
We target business travelers by offering convenient and frequent service to numerous destinations, 95 of which we served exclusively as of December 31, 2023. We also target leisure travelers with our extensive route network and our segmented pricing model, offering low fares for advance purchases. In connection with our scheduled air transportation services, we generate passenger ticket revenue and other revenue, such as passenger related ancillary revenue, cargo revenue through our Azul Cargo business, and the sale of travel packages, through our Azul Viagens business.
Passenger Revenue
We believe our extensive network and our range of product offerings allow us to attract high-yield business travelers, who we believe make up the largest component of our ticket revenue and customers. According to ABRACORP, we held a 30.2% share in terms of Brazilian business-focused travel agency revenue and our average business-focused travel agency ticket price was the highest compared to our main competitors in the year ended December 31, 2023. We attribute this to our network connectivity, which provides business passengers with several connection options allowing them to more easily and conveniently reach their destinations, as well as to the fact that we are the only player in certain markets that are attractive to business travelers. Leisure travelers, by contrast, are typically more price sensitive than business travelers, but tend to be more flexible regarding flight schedules.
Passenger revenue also includes revenue derived from the sale of TudoAzul points to third parties. For more information, see “Item 4.B. Business Overview—TudoAzul Loyalty Program.”

Azul S.A.	55

«Table of Contents

In the year ended December 31, 2023, passenger revenue was R$17,227.7 million, representing 92.8% of our net revenue. Ancillary items such as bags, upgrades, itinerary changes and other air travel-related fees are recognized in passenger revenue while non-passenger related items including cargo, travel packages, and revenue from aircraft subleases are recognized under other revenue.
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
Other Revenue
Other revenue streams are expected to be mostly driven by our logistics solutions business, Azul Cargo. In 2023, Azul Cargo net revenue decreased 5.4% compared to 2022, reaching R$1.1 billion, mostly driven by our decrease in international cargo volume transported. We ended 2023 with a 32.5% share of cargo volume transported in Brazil.
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
We also derive revenue streams from our travel and tourism operations, Azul Viagens, which combine airfare, ground transportation and lodging options. The travel packages we offer are either pre-built or flexible and customized and can be purchased through our website or, as of December 31, 2023, at one of the 3,282 travel agencies that offer our travel products or at one of our 100 free-standing stores.
Other revenue was R$1.3 billion in 2023, representing 7.2% of our net revenue, respectively. Ancillary items such as bags, upgrades, itinerary changes and other air travel-related fees are recognized in passenger revenue while non-passenger related items including cargo, travel packages, and revenue from aircraft subleases are recognized under other revenue.

56	Azul S.A.

«Table of Contents

Route Network
We offer flights to every region in Brazil and to select international destinations. The map below shows the destinations and routes we currently serve.

Orlando
Fort Lauderdale - Miami
Curaçao
Paris
Lisboa
Boa Vista
São Gabriel Cachoeira
Santa Isabel Rio Negro
Barcelos
Macapá
Trombetas
Monte Dourado
Oriximiná
Almeirim
Monte Alegre
Porto De Moz
Juruti
Parintins
Santarém
Breves
Belém
Salinópolis
São Luís
Barreirinhas
Parnaíba
Jericoacoara
Sobral
Fortaleza
São Benedito
Aracati
Mossoró
Fernando de Noronha
Manaus
Maués
Altamira
Paragominas
Tefé
Coari
Tabatinga
Borba
Itaituba
Tucuruí
Marabá
Imperatriz
Teresina
Crateús
Natal
Manicoré
Parauapebas
Iguatu
Patos
Cajazeiras
Juazeiro do Norte
João Pessoa
Campina Grande
Eirunepé
Lábrea
Araripina
Serra Talhada
Recife
Porto Velho
São Raimundo Nonato
Caruaru
Petrolina
Garanhuns
Maceió
Alta Floresta
Aripuanã
Palmas
Paulo Afonso
Aracaju
Ji-Paraná
Cacoal
Juína
Sinop
Sorriso
Barreiras
Feira de Santana
Lençóis - Chapada Diamantina
Salvador
Vilhena
Guanambi
Vitória da Conquista
Ilhéus
Una
Cuiabá
Barra do Garças
Brasília
Salinas
Porto Seguro
Rondonópolis
Goiânia
Montes Claros
Paracatu
Caldas Novas
Rio Verde
Teófilo Otoni
Patos de Minas
Governador Valadares
Uberlândia
Ipatinga
Corumbá
Araxá
Belo Horizonte
Linhares
Uberaba
Manhuaçu
Vitória
Campo Grande
Três Lagoas
São José do Rio Preto
Juiz de Fora
Araçatuba
Ribeirão Preto
Campos dos Goytacazes
Bonito
Bauru
Varginha
Cabo Frio
Presidente Prudente
Marília
Rio de Janeiro - GIG
Ponta Porã
Campinas
Rio de Janeiro - SDU
Londrina
São Paulo - GRU
Jacarepaguá
Maringá
São Paulo - CGH
Umuarama
Guaíra
Telêmaco Borba
Cascavel
Ponta Grossa
Guarapuava
Curitiba
Foz do Iguaçu
União da Vitória
Pato Branco
Joinville
Navegantes
Chapecó
Correia
Santa Rosa
Florianópolis
Santo Ângelo
Passo Fundo
Jaguaruna
Uruguaiana
Caxias do Sul
Canela
Santa Cruz do Sul
Porto Alegre
Santa Maria
Bagé
Alegrete
Pelotas
Montevidéu
Punta Del Este

As of December 31, 2023, we served 167 destinations, including 147 cities across every region in Brazil, the largest number of destinations offered by a Brazilian airline and our flights represented 40% of the total domestic departures in the country. Our main hub is in Campinas at Viracopos airport, approximately 100 kilometers (62 miles) from the city of São Paulo. From Viracopos airport, we provided non-stop service to 62 Brazilian cities accounting for 96% of that airport’s 141 daily domestic departures as of December 31, 2023.
Our second largest hub is located at Belo Horizonte’s main airport, where we served 51 domestic destinations and had a 67% share of that airport’s 125 daily departures as of December 31, 2023. This hub serves Belo Horizonte, which is the capital city of Minas Gerais, the third wealthiest state in Brazil according to IBGE.
We also built a hub in Recife, which serves 34 non-stop destinations. We had a 71.2% share of Recife’s airport’s 103 daily domestic departures as of December 31, 2023. Recife is one of the largest cities in the Northeast of Brazil, and this hub allows us to increase flight connectivity within the Northeast region to other parts of Brazil.
Our diversified network allows us to connect not only our main hubs but also strategic airports throughout Brazil located in, among other places, São Paulo (Guarulhos and Congonhas airports), Rio de Janeiro (Santos Dumont and Galeão airports), Porto Alegre, Cuiabá, Belém and Manaus.

Azul S.A.	57

«Table of Contents

Domestic Routes
The chart below shows the number of non-stop domestic destinations offered by us and by our competitors at select airports as of December 31, 2023:
Non-stop Domestic Destinations by Airport (December 31, 2023)

Source: ANAC and Azul

58	Azul S.A.

«Table of Contents

The table below shows our top ten cities served by average number of departures per day as of December 31, 2023.

Airport	Azul Average Number of Departures per Day	Azul Leadership Position (departures)

Campinas	147	1
Belo Horizonte (Confins)	93	1
Recife	79	1
Rio de Janeiro (Santos Dumont+GIG)	44	3
Curitiba	38	1
Porto Alegre	38	1
Cuiabá	20	1
São Paulo (Guarulhos)	23	3
São Paulo (Congonhas)	45	3
Belém	26	1

Source: Azul
Our focus on providing a large route network with convenient service has enabled us to become the market leader in 130 cities and 84% of our routes in terms of departures, being the only operating airline in 91 cities and the leader on 84% of our routes as of December 31, 2023. By comparison, as of December 31, 2023, Gol and LATAM were leading carriers in 8 and 19 cities in Brazil, respectively . In addition, the routes in which we hold a leadership position represent approximately 86% of our total ASKs and 81% of our total passenger revenue.
The chart below shows the number of cities we serve and the number of cities in which we are a market leader in terms of departures by cities served in comparison with Gol and LATAM, as of December 31, 2023.

Azul S.A.	59

«Table of Contents

Azul Route Position (Domestic, Dec 2023)

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
For the year ended December 31, 2023, our international revenue, including cargo, represented 20.9% of our net revenue, compared to 18.4% for the year ended December 2022.
We believe our main hub in Campinas, which offers non-stop flights to 66 domestic destinations and is the largest domestic hub in South America in terms of destinations served is uniquely suited to serve our international routes due to our focused domestic route structure, both in terms of passengers and overall connectivity throughout Brazil. Once in Campinas, our international passengers are able to take advantage of our full domestic route structure to connect to every region in Brazil. In the United States, we already serve Fort Lauderdale and Orlando, Florida from Viracopos, Belo Horizonte and Recife.

60	Azul S.A.

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
In March 2016, we established a strategic partnership with TAP, further supporting our plans to expand globally. For more information regarding our investment in TAP, see “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements—TAP.” As a result of this strategic partnership, in June 2016, we successfully launched a non-stop codeshare flight between our and TAP’s main hubs, Campinas and Lisbon, respectively. As of December 31, 2023, TAP served over 80 destinations, including over 10 destinations in Brazil, and therefore was the number one European carrier serving Brazil in terms of number of seats and flights. Our flight to Lisbon enhances our passenger connectivity between Brazil and Europe and allows our business and leisure passengers to take advantage of TAP’s network to access key destinations in Europe. Furthermore, we expect to continue taking advantage of our network connectivity by adding select destinations in South America to be served by our narrow-body aircraft.
Customer Service
We believe that a high-quality product and exceptional service significantly enhance customer loyalty and brand recognition through word-of-mouth, as satisfied customers communicate their positive experience to others. Based on this principle, we have built a strong company culture focused on customer service that serves as the foundation of a differentiated travel experience. According to surveys we have conducted, as of December 31, 2023, 71% of our customers would recommend or strongly recommend Azul to a friend or relative. In addition, we use NPS (Net Promoter Score) to measure customer satisfaction, and in 2023 our score totaled 54.9.
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

Azul S.A.	61

«Table of Contents

On-Time Performance
Our commitment to operating an on-time airline with a high-quality customer experience, which we believe is unique among Brazilian airlines, has resulted in us been ranked among the top ten most on-time low-cost carriers in the world since 2016.
The following table sets forth certain performance-related customer service measures for the periods indicated:

	For the year ended December 31,
	2023	2022	2021

On-Time Performance(1)	85.7%	88.9%	90.5%
Completion Rate(2)	98.6%	98.7%	99.1%
Mishandled Bag Rates(3)	3.83	3.36	2.68

Source: Cirium and Azul
(1)	Percentage of our scheduled flights that were operated by us and that arrived on time (within 15 minutes).
(2)	Percentage of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).
(3)	Number of bags mishandled per 1,000 passengers.
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

62	Azul S.A.

«Table of Contents

United
On June 26, 2015, we entered into an investment agreement with Calfinco, a subsidiary of United, pursuant to which it acquired Class C preferred shares representing a 5%, non-voting economic interest in us. Such Class C preferred shares were converted on a one-to-one basis into Class A preferred shares on February 3, 2017, which were then simultaneously renamed “preferred shares” and subsequently subject to a two-for-one stock split on February 23, 2017, resulting in United holding 10,843,792 preferred shares through a subsidiary. Pursuant to this agreement, United has the right to elect one member of our board of directors so long as it retains at least 50% of the Class C preferred shares it received on the date of its investment or preferred shares resulting from their conversion. United has designated a representative on our board effective as of August 24, 2018. See “Item 6.A. Directors and Senior Management—Board of Directors.” United is a party to our Shareholders’ Agreement, which provides for United’s right to elect one director, so long as they hold at least 50% of the Class C preferred shares it received on the date of its investment or preferred shares resulting from their conversion. For more information, see “Item 7.B. Related Party Transactions—Shareholders’ Agreement.” On April 27, 2018, United closed a private preferred share transaction with Hainan to acquire 16,151,524 preferred shares of our company increasing its shareholding in us to 26,995,316 preferred shares, representing 7.75% of our economic interest as of December 31, 2023.
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

Azul S.A.	63

«Table of Contents

Sublease of Aircraft to TAP
As part of our fleet optimization efforts, we leveraged our strategic partnership with TAP by subleasing, at a discount, aircraft to TAP since 2016. As of December 31, 2023, 4 aircraft were subleased to TAP.
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

64	Azul S.A.

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
TudoAzul Loyalty Program
Our wholly-owned loyalty program TudoAzul, which was launched in May 2009, aims to enhance customer loyalty and brand recognition. TudoAzul had more than 16 million members as of December 31, 2023 and has been the fastest-growing loyalty program in terms of members among the three largest programs in Brazil for the past six years according to information publicly available on the websites of Smiles and LATAM Pass, the loyalty programs of Gol and LATAM, respectively. TudoAzul members earn at least one point and up to six points per each real spent in tickets on Azul.
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

Azul S.A.	65

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
To maximize the value creation potential of TudoAzul, we have been managing the program through a separate, dedicated team since mid-2015. On a standalone basis, TudoAzul’s gross billings excluding the airline totaled R$2,692 million for the year ended December 31, 2023, R$2,218 million for the year ended December 31, 2022 and R$1,105 million for the year ended December 31,2021. We believe TudoAzul has significant growth potential.
Given the number of exclusive destinations we operate, our network strength, the expected growth of passenger air travel, credit card penetration and usage and member loyalty in Brazil, we believe that TudoAzul is a key strategic asset for us. We plan to continue investing in TudoAzul’s expansion and evaluating opportunities to unlock value for this strategic asset.
A sample of the key operating statistics demonstrating TudoAzul’s growth are set forth below:

	2023	2022	2021

Gross billings ex-airline (in millions of reais)	2,692	2,217.7	1,104.8
Total members (in millions)	16.6	15.0	13.7
Total partners	103	71	86
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

66	Azul S.A.

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
Fleet
As of December 31, 2023, Azul had a passenger operating fleet of 183 aircraft and a passenger contractual fleet of 189 aircraft, with an average aircraft age of 7.4 years excluding Cessna aircraft. At the end of 2023, the 6 aircraft not included in our operating passenger fleet consisted of (i) 3 Embraer E1s subleased to Breeze, and (ii) 1 ATR and 2 Embraer E1s being prepared to exit the fleet. Azul ended the year with approximately 82% of its capacity coming from next-generation aircraft, far higher than any competitor in the region.
Our operating fleet excluding Cessna Caravan aircraft has an average age of 7.4 years, which is significantly younger than the average of our main competitor. We believe operating a young fleet leads to better reliability, greater fuel efficiency and lower maintenance costs. Our Embraer E-Jets seat up to 118 customers, our next-generation Airbus A320neos accommodate 174 passengers and our fuel-efficient ATR aircraft seat 70 customers, while the aircraft used by our two principal competitors in Brazil have between 144 and 220 seats. As of December 31, 2023, the average trip cost of our fleet was R$49,842, resulting from the resumption of the operation after the impacts of the COVID-19 pandemic.
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

Azul S.A.	67

«Table of Contents

The following tables set forth the composition of (i) our contractual fleet, which consists of aircraft that are contractually leased or owned by us and; (ii) our operating fleet, which consists of aircraft that are being operated by us, including spare aircraft, for the periods indicated.

Total Contractual Fleet	Number of seats	As of December 31,
		2023	2022	2021	2020	2019	2018	2016

Embraer aircraft
E-190/195	106-118	47	55	57	67	70	72	81
E-195-E2	136	20	14	9	9	4	—	—
ATR aircraft
ATR 72	68-70		44	42	39	33	33	49
Airbus aircraft
Airbus narrowbody	174-214	55	52	49	45	41	20	5
Airbus widebody	242-298	12	16	14	13	10	7	7
Cessna Caravan	9	27	27	17	17	—	—	—
Boeing 737 (Freighter)	—	2	2	2	2	2	—	—
Total Contractual Fleet		207	210	190	192	160	132	142

Total Operating Fleet	Number of seats	As of December 31,
		2023	2022	2021	2020	2019	2018	2017

Embraer aircraft
E-190/195	106-118	42	43	47	53	55	63	79
E-195-E2	136	20	14	9	7	4	—	—
ATR aircraft
ATR 72	68-70	39	40	33	33	33	33	39
Airbus aircraft
Airbus narrowbody	174-214	55	52	47	45	38	20	12
Airbus widebody	242-298	11	12	11	11	10	7	7
Cessna Caravan	9	24	19	17	17	—	—	—
Boeing 737 (Freighter)	—		2	2	2	2	2	—
Total Operating Fleet		191	182	166	168	142	125	137
As of December 31, 2023, 40 aircraft of our fleet were owned or debt-financed and 169 were financed under leases. Our owned aircraft and debt-financed aircraft were financed through credit facilities with different creditors, of which 3.5% was denominated in reais and 96.5% was denominated in U.S. dollars as of December 31, 2023.
Based on our current firm orders, we have contractually assumed the commitment to acquire 127 aircraft, 96 directly from manufactures and 31 from lessors.
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

68	Azul S.A.

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
Between 2024 and 2025, we expect to add approximately 30 next-generation E2 aircraft, two A320neo aircraft and 4 A330neo aircraft replacing older generation aircraft.
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
Fuel
Fuel costs are our largest operating expense. Fuel accounted for 34.9%, 45.2% and 32.8% of our total operating expenses for the years ended December 31, 2023, 2022 and 2021, respectively. Aircraft fuel prices are composed of a variable and a fixed component. The variable component is set by the refinery and reflects international price fluctuations for oil and the Brazilian real/U.S. dollar exchange rate. This variable component is re-set monthly in the Brazilian market, as opposed to daily in North America and Europe. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract.

Azul S.A.	69

«Table of Contents

We purchase fuel from a number of distributors in Brazil, principally from Raízen Combustíveis Ltda., Air BP Brasil Ltda. and Vibra Energia (formerly BR Distribuidora). All such companies are authorized by the National Petroleum Agency (Agência Nacional do Petróleo), or ANP, to market products derived from oil for aviation throughout Brazil, with whom we have agreements to purchase all of our jet fuel needs in certain locations. Our agreements with Air BP Brasil Ltda. and Raízen Combustíveis Ltda. are in effect until December 2027. Our agreement with Vibra Energia is in effect until 2025 subject to certain conditions and corporate approvals. For our international flights departing from outside of Brazil, we purchase fuel from local providers.
International oil prices, which are denominated in U.S. dollars, are volatile and cannot be predicted with any degree of certainty as they are subject to many global and geopolitical factors. For more information on the fuel-related risks we face, see “Item 3.D. Risk Factors—Risks Relating to our Business and the Brazilian Civil Aviation Industry – Substantial fluctuations in fuel costs or the unavailability of fuel, which is mostly provided by one supplier, would have an adverse effect on us”.
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
The following chart summarizes our fuel consumption and our fuel costs for the periods indicated.

	For the Year Ended December 31,
	2023	2022	2021

Liters consumed (in thousands)	1,291,297	1,206,925	979,762
Aircraft fuel (R$ in thousands)	5,890,485	6,561,288	3,257,223
Average price per liter (R$)	4.56	5.44	3.32
Percent increase (decrease) in price per liter	(16.18)%	63.52%	43.34%
Percent of operating expenses	34.9%	45.2%	32.8%
Airports and Other Facilities and Properties
Airports
Currently, a significant number of Brazil’s public airports are currently managed by INFRAERO, an airport operator wholly-owned by the Brazilian government, or by private concession holders. Brazil’s airline industry has grown significantly over the past years and, as a result, some of Brazil’s airports face significant capacity constraints.
Airlines and service providers may lease areas within federal, state or municipal airports, such as hangars and check-in counters, cargo terminals, ticket counters and back offices, subject to concessions or authorizations granted by the authority that operates the airport – which may be federal, the state, the municipality or a private concession holder, as the case may be. No public bid is required for leases of spaces in passenger terminal, although federal typically conducts processes similar to a public bidding process if there is more than one applicant, for cargo terminals or hangars. In other cases, the use may be granted by a simple authorization or permission issued by the authority that operates the airport. In the case of airports operated by private entities, the use of concession areas is subject to a commercial agreement between the airline and the airport operator.
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

70	Azul S.A.

«Table of Contents

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
Our second largest hub is Confins airport, the main airport in Belo Horizonte, whose concession was granted to private operators in 2013. In 2016, this concession concluded the construction of a new passenger terminal increasing Confins airport’s capacity to up to 22 million passengers per year. We are the leading carrier at Confins airport with a 72% share of its domestic departures to 60 destinations in 93 domestic daily flights as of December 31, 2023
In July of 2014, ANAC enacted a resolution establishing new procedures to allocate slots in airports operating at full capacity. Through such allocation, we received 26 new slots at Congonhas airport. In November 2014, we started operating 13 daily flights from Congonhas airport to some of our most profitable markets including Belo Horizonte, Porto Alegre, and Curitiba, leveraging the connectivity we have in these cities and expanding our flights available to São Paulo passengers. In August 2019 ANAC announced a temporary distribution of 41 slots in Congonhas airport previously operated by Avianca Brasil, of which 15 slots were allocated to us. As a result, we adjusted our flight schedules at Congonhas airport and since September 2019, we started operating a shuttle service between Congonhas and Rio de Janeiro and between Congonhas and Belo Horizonte ceasing to operate flights to Porto Alegre and Curitiba. In 2022, Azul achieved an important advance in its presence in Congonhas. With the new rules for slot distribution defined in Resolution No. 682/2022 and the increased capacity in Congonhas operations, Azul increased its number of slots at this airport from 26 to 84. As a result, Azul started to offer more scheduled flights from Congonhas to important destinations such as Brasília, Porto Alegre, Curitiba, Belo Horizonte, Recife and Rio de Janeiro as of March 26, 2023.
We built a hub in Recife to increase flight connectivity within the Northeast region of Brazil. Recife has the largest GDP of Brazil’s Northeast region according to IBGE and is our closest Latin American hub for non-stop flights to both Europe and the United States. Our Recife hub serves 47 destinations. We had a 73.0% share of Recife’s airport, and 79 daily domestic departures as of December 31, 2023. Our diversified network allows us to connect not only our main hubs but also strategic destinations throughout Brazil such as São Paulo (Guarulhos and Congonhas airports), Rio de Janeiro (Santos Dumont and Galeão airports), Porto Alegre, Cuiabá and Manaus.

Azul S.A.	71

«Table of Contents

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
As a result of our innovative business model, which is based on stimulating demand in underserved markets, we believe we are less susceptible to the effects of fare competition involving our main competitors, which fly from the airports in the city of São Paulo. As of December 31, 2023, 25% and 12% of our domestic network overlapped with that of Gol and LATAM, respectively. At Viracopos airport, our primary hub, only 7 out of 66 domestic destinations faced direct competition from Gol or LATAM as of December 31, 2023. While Gol, LATAM or any other airline may enter the markets we currently serve exclusively or in which we hold a large market share, we believe that our extensive connectivity allows us to avoid competition in numerous of the markets we serve, in particular from our competitors operating larger aircraft such as Gol and LATAM as it is more difficult to profitably serve our markets with larger aircraft. See “—Route Network.”
Before we started our operations, Gol and LATAM controlled over 90% of the Brazilian airline market in terms of RPK share. From 2008 to 2015, the Brazilian airline market has grown significantly, partially because of (i) our entry into the market, which stimulated demand, and (ii) the organic growth of the market, with more individuals using airline transportation services. As a result, despite the fact that Gol and LATAM lost market share following our entry into the market, the number of passengers transported by both airlines increased in that time period. As of December 31, 2023, we had an 28.4% market share of domestic RPKs, according to ANAC.
In December 2018, Avianca Brasil filed for judicial reorganization (recuperação judicial) and as of May 2019 it ceased to operate flights. Most of Avianca Brasil’s slots have been redistributed by ANAC to incumbent airlines.

72	Azul S.A.

«Table of Contents

The following table sets forth the historical market shares on domestic routes, based on revenue passenger kilometers, of the significant airlines in Brazil for each of the periods indicated:

Domestic Market Share— Scheduled Airlines	2023	2022	2021

Gol	33.3%	33.7%	31.8%
LATAM Brasil	37.8%	36.5%	33.8%
Azul	28.4%	29.3%	33.5%
Others	0.5%	0.4%	0.9%

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
During 2022, our international operations were affected by the COVID-19 pandemic as a result of lockdowns imposed, border closures and travel restrictions. The table below shows the 2023 market share of Brazilian airlines in routes to/from Brazil based on RPKs:

International Market Share—Airline	RPK	Market Share

LATAM	23,696,385	67.38%
Azul	8,085,240	22.99%
GOL	3,384,034	9.62%
Other	2,735	0.01%
Total	35,168,393	100.0%

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

Azul S.A.	73

«Table of Contents

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

74	Azul S.A.

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
Safety and Quality
We are committed to the safety and security of our customers and crewmembers as well as certified by the IATA Operational Safety Audit – IOSA, an internationally recognized quality and safety evaluation system designed to assess the operational management and control systems of an airline. We maintain an Operational Safety Team, divided into four departments that report to a General Manager: (i) Operational Safety, (ii) Maintenance and Occupational Safety, (iii) Ground Operations Safety, and (iv) Crisis and Emergency Response. The General Manager itself reports directly to the Director of Quality and Safety. Other three areas report directly to the Director of Quality and Safety: (i) Safety Promotion and Training, (ii) Quality and Safety Performance, (iii) Security. All our safety and quality team members have significant experience in the aviation industry and some of them have previously worked for international airlines and aircraft manufacturers, which provides them not only knowledge of airline safety and quality systems, but also familiarity with the fleet we operate.
The Operational Safety and Safety Promotion and Training departments are responsible for safety programs such as managing Safety Reports (voluntary and mandatory), Human Factors, the Flight Data Monitoring – FDM, and Line Oriented Safety Audit – LOSA, which maximizes reactive, proactive, and predictive actions to achieve high levels of safety in our operations.
The Quality and Performance department conducts audits and inspections in all operational areas in accordance with the Quality Management System. These stringent standards and requirements are key to assuring the very highest levels of safety and quality throughout the operational areas.
Maintenance and Occupational Safety strictly adheres to all activities related to the Safety Management System, or SMS, including the SMS standards established by ANAC, which follows the highest recognized safety standards in the world. The International Civil Aviation Organization ranks Brazil as Category 1 in flight safety standards, the same classification held by the United States and Canada. See “Regulation.” The area also guarantees the safety levels required by labor regulations.
The Security department focuses on the protection of aviation operations against acts of unlawful interference in compliance with TSA and ANAC security protocols, being also responsible for the security of executives and VIP customers, as well as physical and electronic security at administrative and operational facilities.

Azul S.A.	75

«Table of Contents

Ground Operations Safety is responsible for preventing incidents during transportation of all different goods we carry in our passenger flights and in our freighter fleet. The department is also in charge of setting rules and procedures for the safe transportation of goods, being dangerous goods or regular cargo, as well as keeping track of all safety related procedures regarding ground handling suppliers and their operations.
The Crisis and Emergency Response department is responsible for training and maintaining a Special Assistance Team – SAT, composed of volunteers that are trained for emergency responses. This department also conducts regular drills, trainings and relevant media training along with our Communications Office.
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
We also operate the largest maintenance facility in Latin America: our MRO hangar, built in our home base and major hub, Campinas – Viracopos Airport (VCP). We are capable of carrying out most of our major maintenance procedures there, following the most up to date maintenance standards, along with state of the art equipment to maintain and improve several aircraft systems. Together with our main hangar, we operate another maintenance facility at Belo Horizonte’s Pampulha Airport, which serves our ATR-72 and E-Jets fleet. We are also investing on a second location in Belo Horizonte located at the international airport for future development and expansion of our maintenance services capabilities.
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

76	Azul S.A.

«Table of Contents

We are focused on increasing the efficiency and productivity of our crewmembers. As of December 31, 2023, we had 79 FTEs per aircraft. The following table sets forth the number of our crewmembers per category and the number of FTEs per aircraft at the end of the periods indicated:

	At December 31,
	2023	2022	2021

Crewmembers
Pilots	2,219	2,010	1,970
Flight attendants	3,526	3,285	3,038
Airport personnel	3,706	3,265	2,976
Maintenance personnel	2,566	2,052	2,040
Call center personnel	1,017	823	895
Others	2,976	2,812	2,244
Total	16,010	14,247	13,163
End-of-period FTEs per aircraft	79	77	78
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

Azul S.A.	77

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
As of December 31, 2022, we were the sole airline on 74% of our routes, we are the leading airline in 134 Brazilian cities in terms of departures and carried approximately 30 million passengers in the year ended December 31, 2023. As a result, we support smaller communities that are located far from larger metropolitan areas, boosting their local economy. In addition to our diversified domestic network, we also serve select international destinations and partner with several airlines connecting customers to global destinations.
In 2020, we reaffirmed our commitment to the United Nations (UN) Sustainable Development Goals (SDGs) and developed an increasingly engaged social action, not only around our operating stations, but also across Brazil. We are committed to building a promising future, connecting people and changing lives through the work of our team of 6,012 volunteers and social investment projects that have directly benefited over 53,373 people in 2023.
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
In 2023, our ESG initiatives and improvements were recognized by the market through our inclusion, for the third consecutive year, in the B3 Corporate Sustainability Index. At the same time, our Annual Report was among the 5 bests in Brazil in the ABRASCA ranking, highlighting our commitment to transparency. Our SBTi target short term was approved and it represent important milestone and endorsement of our ESG efforts and commitments.
For more information about our ESG, initiatives and results visit www.voeazul.com.br/ir.

78	Azul S.A.

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
The table below shows our average fare in reais for the periods indicated, reflecting our total passenger revenue divided by passenger flight segments for such periods:

	Average Fare (R$)
Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2021	304.3	316.0	374.0	474.4
2022	449.1	518.8	558.3	588.7
2023	590.8	550.1	587.6	643.6
Intellectual Property
Brands
We have registered, or applied for registration or renewed licenses for approximately 100 trademarks with the INPI including, among others, the trademarks “AZUL”, “TUDO AZUL,” “AZUL LINHAS AÉREAS BRASILEIRAS,” “AZUL FLEX,” “AZUL PROMO,” “AZUL VIAGENS,” “VOE AZUL,” and “AZUL CARGO EXPRESS.”. We have also registered / applied for approximately 20 trademarks outside Brazil, such as the European Union, Argentina, Chile and China.
Nonetheless, most of these trademarks were recently gave as collateral in the Company’s debt restructuring.
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
Domain Names
We have also registered several domain names with NIC.br, Brazil’s internet domain name registry, and other domain registrars. The registered domains are, among others, “voeazul.com.br,” “flyazul.com,” “azulcargoexpress.com,” “azulviagens.com.br” and “tudoazul.com”.
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

Azul S.A.	79

«Table of Contents

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

80	Azul S.A.

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
Airport Infrastructure
Brazil currently has more than 3,600 private and public airfields. Airlines that operate regularly scheduled flights primarily use public airport infrastructure, with 98% of total passenger traffic passing through a network consisting of 52 airports.
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

Azul S.A.	81

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
Additionally, the Federal Senate Resolution No. 32 of November 16, 2023, authorized the Brazilian Development Bank (BNDES) to contract an external credit operation with the New Development Bank (NDB), with the guarantee of the Federative Republic of Brazil, in the amount of up to US$500 million, which we expect it may facilitate the financing of airport infrastructure projects and air services, contributing to the growth and modernization of the sector.
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

82	Azul S.A.

«Table of Contents

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

Azul S.A.	83

«Table of Contents

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

84	Azul S.A.

«Table of Contents

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

Azul S.A.	85

«Table of Contents

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

86	Azul S.A.

«Table of Contents

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
Data Protection
The Brazilian General Data Protection Law (LGPD – Lei Geral de Proteção de Dados) was published in the Federal Official Gazette on August 15, 2018 and was amended by Provisional Measure MP 869, issued by the President of Brazil in December 2018. The LGPD came into force in a staggered manner, (i) in December 2018, the articles relating to the creation of the National Data Protection Authority (ANPD) and the National Council for the Protection of Personal Data and Privacy (CNPD) – art.55-A to 58-B; (ii) in September 2020, the other articles of the law, except those relating to the application of administrative sanctions; (iii) in August 2021, the articles dealing with administrative sanctions (art.52 to 54).
Before LGPD comes into force, Brazil lacks a Data Protection comprehensive regulation and a data protection authority. Privacy and Data Protection are protected through the Federal Constitution, the Brazilian Civil Code (Law 10406 of January 10, 2002), the Brazilian Consumer Protection Code (Law 8078 of September 11, 1990) and the Civil Rights Framework for the Internet (Law 12965 of April 23, 2014 and the Decree 8771 of May 11, 2016, also known as the Internet Law).

Azul S.A.	87

«Table of Contents

The LGPD brings about major changes in the conditions for personal data processing, with a set of rules to be observed in activities such as collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons. The LGPD applies to any industry or business that processes personal data.
The Brazilian National Data Protection Authority – ANPD, was created in 2018, which will have equivalent activities to the European data protection authorities, exercising the triple role of (i) investigation, being able to issue norms and procedures, deliberate on the interpretation of the Act and request information to controllers and processors; (ii) enforcement, in cases of noncompliance with the law, through an administrative process; and (iii) education, disseminating knowledge about the Act and security measures, stimulating standards for services and products that facilitate control of data subjects, and elaborating studies on national and international practices for the protection of personal data and privacy, amongst others.
The ANPD has been assured technical and decision-making independence, and was submitted to the special autarchy regime in 2002, through Provisional Measure No. 1.134, which was converted into Law No. 14.460 of October 25, 2022.
In order to improve the management of privacy controls and protection of personal data, including LGPD and GDPR (European Union General Data Protection Regulation), Azul implemented, in 2021, the OneTrust tool, which permits increased controls and processes by Azul related to data protection. In addition, Azul has a specialist team for demands related to data protection and privacy, has made an exclusive channel available on its website to respond to requests from data subjects and has appointed a Data Protection Officer (DPO).
Pending Legislation
In 2022, the Senate included the right to free baggage check in Provisional Measure 1,089/2021, but it was blocked by the President of the Republic. The president's move will still be analyzed by the National Congress, which will need an absolute majority vote of congressmen and senators to reject it and establish the resumption of free baggage check-in.
Additionally, Ordinance No. 11,631/SPI, of June 15, 2023, establishes the deadlines for the issuance of rules relating to the themes that make up the 2023-2024 Regulatory Agenda of ANAC. We expect this ordinance will be an important step towards defining new regulations that will guide civil aviation, including aspects of safety, operations, and environmental standards, ensuring that Brazil continues to develop an air sector aligned with international practices and the needs of the national market.
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

88	Azul S.A.

«Table of Contents

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

Azul S.A.	89

«Table of Contents

Restructuring
In 2023, we completed a series of restructuring and capital raising transactions to strengthen our capital structure and improve our cash generation, which included, as described below, (i) reductions in, and the reprofiling of, our obligations with certain aircraft lessors and OEMs, including the issuance of the Lessor/OEM Notes (as defined below), (ii) exchange offers and consent solicitations, including the issuance of 2029 Notes and 2030 Notes (each as defined below), (iii) amendments to our convertible debentures, (iv) the issuance of Initial 2028 Notes (as defined below), and (v) the issuance of the ALAB non-convertible debentures due 2024.
Aircraft Lessor and OEM Restructuring
On September 29, 2023, we completed the restructuring of our obligations with certain aircraft lessors and OEMs. The terms of the restructuring included (i) the elimination of lease payment obligations that had previously been deferred during the COVID-19 pandemic, (ii) the permanent reduction in lease payments from original contractual lease rates to agreed-upon current market rates, (iii) the deferral of certain payments to lessors and OEMs, as well as certain obligations under supplier agreements, and (iv) other concessions including improved end-of-lease compensation obligations and aircraft return conditions, the elimination of future maintenance reserves payments, and the negotiated early termination of certain aircraft leases. As part of this restructuring, we restructured and reprofiled substantially all of our aggregate payment obligations under our aircraft lease agreements and agreements with OEMs.
Pursuant to this restructuring, on September 28, 2023, Azul Investments issued to certain lessors and OEMs an aggregate of US$370.5 million principal amount of 7.500% Senior Notes due 2030 (the “Lessor/OEM Notes”), which were issued in satisfaction on a dollar-for-dollar basis of certain payment and other obligations owed to such lessors and OEMs. The Lessor/OEM Notes are guaranteed by Azul S.A. and ALAB and are unsecured.
In addition, pursuant to this restructuring, certain lessors and OEMs entered into agreements pursuant to which such lessors and OEMs agreed to convert, in up to 12 equal quarterly consecutive installments, an aggregate of up to US$570.0 million of payment and other obligations owed to such lessors and OEMs into our preferred shares, if we elect to pay such credit in preferred shares. We are entitled to satisfy our obligation to issue preferred shares in respect of any installment by making a cash payment equal to the amount of the relevant payment and other obligations that would have been converted into preferred shares in such installment plus the relevant maximum upside amount as set forth in the relevant agreement.
If we elect to pay the credits under the relevant agreements in preferred shares, we are required to commence making quarterly issuances of preferred shares in July 2024 (in respect of one lessor) or January 2025 (in respect of all other lessors and OEMs), with the issuance of all preferred shares issuable under the relevant agreements scheduled to be completed by October 2027.
The terms of the relevant agreements provide that the relevant payment and other obligations shall be satisfied through the issuance of preferred shares at a notional subscription price of R$36.00 per preferred share. The terms of the relevant agreements provide for upside and downside limitations, whereby if the trading price of our preferred shares is lower than R$36.00 on the date that is two business days prior to the relevant meeting of our board of directors to be held to ratify the capital increase required for the relevant quarterly issuance of preferred shares (each, a “measurement date”), we are required to compensate the relevant lessors and OEMs for the difference through the issuance of additional preferred shares. If the trading price of our preferred shares is higher than R$39.60 on any such measurement date, the number of preferred shares issuable pursuant to the relevant agreements is capped at a subscription price of R$39.60 per preferred share.
Such preferred shares issued in connection with the restructuring of our obligations with certain aircraft lessors and OEMs will have the same political and economic rights as to those of the preferred shares currently issued by us and, as such, will be subordinated to any of our senior debt. See“Item 10.C. Material Contracts.”
Exchange Offers and Consent Solicitations
On June 13, 2023, Azul Investments launched (i) an offer to exchange its 5.875% Senior Notes due 2024 (the “2024 Notes”) for 11.500% Senior Secured Second Out Notes due 2029 (the “2029 Notes”) issued by Azul Secured Finance and (ii) an offer to exchange its 7.250% Senior Notes due 2026 (the “2026 Notes”) for 10.875% Senior Secured Second Out Notes due 2030 issued by Azul Secured Finance (the “2030 Notes”) (the “Exchange Offers”). Settlement of the Exchange Offers occurred on July 14, 2023, pursuant to which Azul Secured Finance issued (i) US$294.2 million in aggregate principal amount of 2029 Notes (which 2029 Notes were issued in exchange for an equal principal amount of 2024 Notes), and (ii) US$568.2 million in aggregate principal amount of 2030 Notes (which 2030 Notes were issued in exchange for US$568.3 million in aggregate principal amount of 2026 Notes).

90	Azul S.A.

«Table of Contents

The 2029 Notes and the 2030 Notes are guaranteed by Azul S.A. and our subsidiaries ALAB, IntelAzul, Azul Viagens, IP HoldCo and IP Co. The 2029 Notes and the 2030 Notes are secured (i) on a “second out” basis by a shared collateral package comprising certain receivables generated by TudoAzul, certain receivables generated by Azul Viagens, and certain brands, domain names and certain other intellectual property used by the Azul airline business (excluding Azul Cargo), TudoAzul and Azul Viagens (the “Shared Collateral”) (which Shared Collateral also secures certain other debt and obligations), and (ii) by an additional collateral package comprising receivables generated by the Azul Cargo business and certain brands, domain names and certain other intellectual property used by the Azul Cargo business (which shall constitute “second out” collateral if we raise “first out” debt secured by such Azul Cargo collateral).
In addition, on July 14, 2023, we entered into supplemental indentures to amend the terms of the 2024 Notes and 2026 Notes pursuant to the solicitation of consents of the holders of the 2024 Notes and 2026 Notes, respectively, which eliminated substantially all of the restrictive covenants, events of default and related provisions contained in the related indentures (the “Consent Solicitations”).
Amendments to Convertible Debentures
As part of our restructuring, on July 14, 2023, the indenture governing the convertible debentures issued by Azul S.A., which was originally entered into on October 26, 2020, and amended on November 9, 2020, was further amended to change certain terms and conditions of the convertible debentures, including to amend, among other things (i) certain of the guarantees of the convertible debentures and the collateral securing the convertible debentures, (ii) the maturity date from October 26, 2025 to October 26, 2028, (iii) the conversion price and the formula for calculating such conversion price, (iii) the remuneration, the respective payment dates and the formula for calculating the remuneration; (iv) certain covenants, (v) certain events of default, (vi) events of full and/or partial mandatory redemption or mandatory repurchase, and (vii) events of optional full and/or partial redemption or optional repurchase.
As a result of these amendments, the convertible debentures are (i) guaranteed by ALAB, Azul Secured Finance, Azul Viagens, IntelAzul, IP Co and IP HoldCo, (ii) secured on a “first out” basis by the Shared Collateral, and (iii) secured by certain specific equipment necessary for maintenance of our hangar at Viracopos airport and the right of use of that hangar.
Issuance of 11.930% Senior Secured First Out Notes due 2028
On July 20, 2023, Azul Secured Finance initially issued 11.930% Senior Secured First Out Notes due 2028 in an aggregate principal amount of US$800.0 million (the “Initial 2028 Notes”), raising gross proceeds of US$790.2 million. On October 31, 2023, Azul Secured Finance issued an additional US$36.8 million aggregate principal amount of 11.930% Senior Secured First Out Notes due 2028 Notes (the “Additional 2028 Notes” and, together with the Initial 2028 Notes, the “2028 Notes”). The Additional 2028 Notes were issued in exchange for US$37.7 million in aggregate principal amount of 2024 Notes. The 2028 Notes are (i) guaranteed by Azul S.A. and our subsidiaries ALAB, IntelAzul, Azul Viagens, IP HoldCo and IP HoldCo, and (ii) secured on a “first out” basis by the Shared Collateral.
ALAB Non-Convertible Debentures due 2024 (11th Issuance)
In June 2023, ALAB issued non-convertible debentures that mature on June 1, 2024 in an aggregate principal amount of R$600.0 million. The non-convertible debentures accrue interest at a rate equal to the CDI rate plus 6.00% per annum. The non-convertible debentures are guaranteed by Azul S.A. and secured by over specified amounts of credit card receivables generated by ALAB through the purchase of airline tickets by customers. The net proceeds from the issuance of the non-convertible debentures are to be used solely for the payment of fuel supplied by Raízen S.A. Raízen S.A. has agreed that if an event of default under the debentures occurs and is continuing, subject to certain cure periods, Raízen S.A. will be required to cease all supplies of fuel to ALAB and its affiliates.

Azul S.A.	91

«Table of Contents

C.Organizational Structure
We operate as a holding company and own 100% of our two principal subsidiaries: (i) ALAB; and (ii) IntelAzul S.A. (formerly Tudo Azul S.A.). The following organizational chart sets forth, in summary form, our material direct or indirect subsidiaries as of the date of this annual report:

ORGANIZATION CHART – AZUL GROUP

AZUL S.A.
24,9%
100%
Azul Linhas Aéreas Brasileiras S.A.
IntelAzul S.A.
(formerly "Tudo Azul S.A.")
David Gary Neeleman
John Peter Rodgerson
24,99%
0,01%
99.99%
24,99%
100%
100%
100%
100%
100%
100%
100%
100%
100%
99.99%
0,01%
ATS Viagens e Turismo Ltda.
Azul Secured Finance LLP
Azul Investments LLP
Canela Investments LLC
Azul Finance LLC
Azul Finance 2 LLC
Blue Sabia LLC
Azul SOL LLC
Azul Saira LLC
Azul Conecta Ltda.
Cruzeiro Participaçõe s S.A.
100%
24,99%
100%
ATSVP – Viagens Portugal, Unipessoal LDA.
Azul IP Cayman Holdco Ltd.[1]
One special share held by special shareholder with limited voting rights
Canela Turbo Three LLC
99,99%
Azul IP Cayman Ltd.
One special share held by special shareholder with limited voting rights
Controlling holding
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
In addition, ALAB wholly owns Azul Viagens, a subsidiary organized in Brazil, which sells travel packages offered by our Azul Viagens business unit. Azul Viagens., since March, 2023, wholly owns ATSVP – Viagens Portugal, Unipessoal LDA., an entity incorporated in Portugal, which is currently in the regularization stage to enable the expansion of the activities of the Azul Viagens business unit in Europe.
ALAB wholly owns TwoFlex (rebranded Azul Conecta Ltda.), a domestic airline based in the city of Jundiaí, State of São Paulo, Brazil, which offers sub-regional domestic passenger and cargo service in Brazil, increasing our connectivity. ALAB is also the Managing Partner of Azul Investments and Azul Secured Finance, limited liability partnerships incorporated in Delaware for the issuance of debt securities in the United States. ALAB also wholly owns a non-operating subsidiary, Cruzeiro Participações S.A., located in Brazil.
ALAB wholly owns Canela Investments, a limited liability company incorporated in Delaware, which is the parent company of our aircraft operating companies that finance aircraft in U.S. dollars. Canela Investments wholly owns Canela Turbo Three, a limited liability company incorporated in Delaware.

92	Azul S.A.

«Table of Contents

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
We, ALAB, IntelAzul and Azul Viagens, own 100% of the issued ordinary shares in the capital of IP HoldCo, an exempted company incorporated with limited liability under the laws of the Cayman Islands, except for a single special share by a special shareholder with limited voting rights. IP HoldCo owns 100% of the issued ordinary shares in the capital of IP Co, an exempted company incorporated with limited liability under the laws of the Cayman Islands, except for a single special share by a special shareholder with limited voting rights. Both IP HoldCo and IP Co were incorporated in connection with the restructuring we completed, as described under “Item 4.B. Business Overview—Restructuring.”
D.Property, Plant and Equipment
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
We also lease four hangars totaling 14,698,01 square meters for our full capability maintenance center in Belo Horizonte (Pampulha), with expirations from 2023 to 2026. We also lease one hangar in Manaus totaling 3,133.20 square meters and one in Cuiabá totaling 2,535.71 square meters for E-Jets and ATR line maintenance with leases expiring in 2024 and an undetermined period, respectively. We also lease one hangar in Campinas totaling 93,642 square meters, with the lease expiring in 2042. Our training facility for pilot and cabin crew education, UniAzul, located at Viracopos airport has 14,576 square meter is under a lease agreement that expires in 2027. We also lease a 900 square-feet office complex, located in Fort Lauderdale within the airport area.
The facilities we lease are located in areas that might be subject to natural disasters and severe weather, and which may be adversely affected in the future by climate change.
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
We evaluate annually whether there is an indication that our property and equipment may be impaired. Factors that would indicate potential impairment may include, but are not limited to, significant decreases in the market value of long-lived assets, a significant change in the long-lived asset’s physical condition, and operating or cash flow losses associated with the use of long-lived assets. An impairment loss exists when the book value of an asset unit exceeds its recoverable amount, which is the higher of fair value less selling costs and value in use. The calculation of fair value less to sell costs is based on information available of sales transactions regarding similar assets or market prices less additional costs for disposing of assets.

Azul S.A.	93

«Table of Contents

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.Operating Results
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
Principal Factors Affecting Our Financial Condition and Results of Operations
We believe our operating and business performance is driven by various factors that affect the global and Brazilian economy, the Brazilian airline industry, trends affecting the broader Brazilian travel industry, and trends affecting the specific markets and customer base that we target. The following key factors may affect our future performance. In 2023, we continued to experience some challenges from the war between Russia and Ukraine, and a sharp increase in fuel prices. However, despite the challenges, we grew as an airline during 2023, expanded our reach to 167 destinations, and won historic awards in several areas, such as being the 2nd most punctual airline in the world, according to Cirium. In 2023 the demand for our products and services remained extremely strong, our capacity and traffic increased 11% and 12% respectively. Through our strong operations, we now have the ability to focus on our growth and margin expansion for the next several years. We continue to see exciting opportunities in our passenger, loyalty, vacations and logistics businesses.
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

94	Azul S.A.

«Table of Contents

The following table shows data for real GDP, inflation and interest rates in Brazil, the Brazilian real/U.S. dollar exchange rate and crude oil prices for and as of the periods indicated.

	As of and for the Years ended December 31,
	2023	2022	2021

Real growth (contraction) in gross domestic product	2.9%	2.9%	4.6%
Inflation (IGP-M)(1)	(3.2)%	5.5%	17.8%
Inflation (IPCA)(2)	4.5%	5.8%	10.0%
Long-term rates – TLP (average)(3)	6.6%	7.2%	5.3%
CDI Rate (average)(4)	13.0%	12.4%	4.4%
SOFR(5)	5.5%	3.4%	0.3%
Period-end exchange rate—reais per US$ 1.00	4.9	5.2	5.6
Average exchange rate—reais per US$ 1.00(6)	5.0	5.2	5.4
Average depreciation of the real vs. US$	(3.3)%	(4.3)%	4.6%
WTI crude price (average US$ per barrel during period)	$77.7	$94.5	$68.0
Unemployment rate(7)	7.8%	9.3%	13.2%

Source: FGV, IBGE, Central Bank, Bloomberg and Energy information administration
(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP was replaced by TLP and is the Brazilian long-term interest rate (average of monthly rates for the year).
(4)	The CDI Rate is an average of inter-bank overnight rates in Brazil (daily average for the period).
(5)	Average U.S. dollar three-month SOFR for 2023 and LIBOR for the years 2022 and 2021.
(6)	Average of the exchange rate on each business day of the year.
(7)	Average unemployment rate for year as measured by IBGE.
According to IBGE, the Brazilian economy grew 2.9% in 2023 mainly due to the strength of the services sector, an improved job market. This represents a clear recovery in the Brazilian economy, after a 4.1% drop in 2020 due to the pandemic and a 4.6% and 2.9% growth in 2021 and 2022, respectively. Azul was one of the very few airlines worldwide to surpass pre-pandemic revenues already in 2021.
In terms of passenger demand as measured by RPKs, according to ANAC, the Brazilian domestic aviation market grew 7.2% for the year ended December 31, 2023, compared to a growth of 28.3% in 2022 and 40.5% in 2021.
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
As of December 31, 2023, 25% and 12% of our domestic network overlapped with that of Gol and LATAM, respectively. At Viracopos airport, our primary hub, only 7 out of 66 domestic destinations faced direct competition from Gol or LATAM as of December 31, 2023.
In addition, we were the sole airline on 74% of our routes and more than 90 destinations we served, and the market leader in 134 cities in terms of departure as of December 31, 2023. By comparison, Gol and LATAM were market leaders in only 8 and 17 cities, respectively, as of December 31, 2023.

Azul S.A.	95

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
The table below shows our average fare in reais for the periods indicated, reflecting our total passenger revenue divided by passenger flight segments for such periods:

	Average Fare (R$)
Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2021	304.3	316.0	374.0	474.4
2022	449.1	518.8	558.3	588.7
2023	590.8	550.1	587.6	643.6
Effects of Exchange Rates, Interest Rates and Inflation
Our results of operations are affected by currency fluctuations. For the year ended December 31, 2023, 79.1% of our revenue was domestic and therefore denominated in reais while 20.9% of our operating expenses were either payable in or affected by the U.S. dollar, such as aviation fuel, certain flight hour maintenance contract payments and aircraft insurance. We also have certain aircraft debt denominated in U.S. dollars, see “Item 5.B. Liquidity and Capital Resources—Loans and Financings.” We use short-term arrangement to hedge against exchange rate exposure related to our aircraft lease and other rent payment obligations.
We also have assets denominated in foreign currency such as security deposits, maintenance reserves, cash and equivalents, and the TAP bond, providing us with a natural hedge against our U.S. dollar denominated liabilities. In addition, our aircraft, engines, and spare parts are commercialized in U.S. dollars.
Inflation also had, and may continue to have, effects on our financial condition and results of operations. For the year ended December 31, 2023, approximately, 23.7% of our operating expenses, including salaries, catering and ground handling expenses were impacted by changes in inflation.
The Central Bank determines the base interest rate in order to manage inflation. Variations in interest rate affect primarily our long-term obligations subject to variable interest rates, including our loans and financing. As of December 31, 2023, we had R$ 9,698.9 million in current and noncurrent loans and financing of which 9.8% were indexed by the CDI rate, or interbank interest rate. In addition, interest rates also affect our financial income to the extent that we have investments indexed to the CDI Rate. The Central Bank has changed the base interest rate several times over the past years in order to keep inflation within its targets.

96	Azul S.A.

«Table of Contents

Principal Components of Our Results of Operations
Operating Revenue
Our operating gross revenue is primarily derived from transporting customers in our aircraft. For the year ended December 31, 2023, 92.8% of our gross revenue was derived from passenger revenue, and 7.2% was derived from other revenue.
For the year ended December 31, 2023, 79.1% of our revenue was domestic and therefore denominated in Brazilian reais. Passenger revenue is recognized either upon departure of the scheduled flight or when a purchased ticket expires unused, including revenue related to the redemption of TudoAzul points for Azul flights. Cargo revenue is recognized when transportation is provided. Passenger revenue depends on our capacity, load factor and yield. Capacity is measured in terms of ASKs, which represents the number of seats we make available on our aircraft multiplied by the number of kilometers these seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPKs, which represents the number of kilometers flown by revenue passengers, by ASKs. Yield is the average amount that one passenger pays to fly one kilometer. We use RASK, or revenue divided by ASKs, and PRASK, or passenger revenue divided by ASKs, as our key performance indicators, because we believe they enable us to evaluate the balance between load factor and yield. Since our first year of operations, we have maintained a significant RASK and PRASK premium compared to our competitors given our higher load factors and yields. We expect that our strategy will enable us to maintain that premium in the future.
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
Our largest operating expense is aviation fuel, which represented 34.9% of our total operating expenses in 2023, 45.2% in 2022 and 32.8% in 2021. Aircraft fuel prices in Brazil are much higher than in the United States, as the Brazilian infrastructure needed to produce, transport and store fuel is expensive and aviation fuel prices are controlled by a concentrated number of suppliers. Our aviation fuel expenses are variable and fluctuate based on global oil prices. Since global prices are denominated in U.S. dollars, our aviation fuel costs are also subject to exchange rate fluctuations between the real and U.S. dollar.
During the year ended December 31, 2023, the fuel price per liter decreased 16.1%, from R$5.44 per barrel for the year ended December 31, 2022 to R$4.56 per barrel for the year ended December 31, 2023.
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

Azul S.A.	97

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
Salaries and benefits paid to our crewmembers, include, among others, health care, dental care, child care reimbursement, life insurance, funeral assistance, school aid (granted to expatriate executive officers only), housing allowance (granted to expatriate executive officers only), bonuses, pension plans, transportation tickets, food allowances and meal vouchers. We believe that we have a cost advantage compared to industry peers in salaries and benefits expenses due to high employee productivity measured by the average number of employees per aircraft. We had 79 FTEs per aircraft as of December 31, 2023. We also benefit from generally lower labor costs in Brazil, when compared to other countries, which is somewhat offset by lower productivity due to government requirements over employee labor conditions and taxes on payroll.
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
Our maintenance and repair expenses consist of line maintenance checks and certain maintenance fees based on number of hours flown to access spare parts to repair aircraft and engines. Our fleet is the youngest compared to our main competitors, with an average age of 7.4 years, excluding the 24 Cessna Caravan aircraft as of December 31, 2023. As the aircraft age, our maintenance expenses tend to increase.
At the initial recognition of aircraft or right-of-use assets, Azul allocates the total cost of the aircraft between major components; airframe, engines, auxiliary power unit (“APU”), or propeller landing gear, heavy maintenance and structural checks. The useful economic life is the period extending up to the next heavy maintenance or structural check or the remaining useful life of the aircraft/engines or lease contract, whichever is shorter. Azul has maintenance contracts for its engines that cover all significant maintenance events. Azul has "power-by-the-hour" type contracts, which stipulate a rate for maintenance per hour flown, which are paid in accordance with the total hours flown when maintenance occurs. Subsequent heavy maintenance events and structural checks, which increase the useful lives of the assets, are capitalized and recognized as property and equipment or in addition to the right-of-use assets, according to the underlying asset. Subsequently they are depreciated during the respective period of use or until the end of the lease. Repairs and other routine maintenance are recognized in maintenance expenses during the period in which they are incurred.
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

98	Azul S.A.

«Table of Contents

Slightly over half of our expenses, such as fuel and maintenance, fluctuate with changes in the exchange rate between the real and the U.S. dollar. We currently enter into arrangements to hedge against increases in fuel prices. For further information, see item 5 see section 5 of the Reference Form to be released in May, 2023.
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
We and our subsidiaries had net operating loss carryforwards of R$18,325.9 million for the year ended December 31, 2023, represented by income tax losses and negative basis of social contribution.
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

Azul S.A.	99

«Table of Contents

The following chart includes certain operating information that evidences the evolution of our business between 2008 through December 31, 2023:

			Total Aircraft at End of Period
As of	Cities Served	FTEs	Owned	Leased	Total(1)

December 31, 2008(1)	3	712	3	2	5
December 31, 2009(1)	17	1,535	8	6	14
December 31, 2010(1)	28	2,940	14	13	27
December 31, 2011(1)(2)	43	4,329	22	27	49
December 31, 2012(1)	100	8,914	50	74	124
December 31, 2013(1)	103	9,848	56	81	137
December 31, 2014(1)	106	10,501	46	107	153
December 31, 2015(1)	102	10,533	46	106	152
December 31, 2016(1)(3)	102	10,311	39	100	139
December 31, 2017(1)(3)	104	10,878	27	120	147
December 31, 2018(1)(3)	110	11,807	20	123	143
December 31, 2019(3)	116	13,189	19	147	166
December 31, 2020(4)	112	11,946	34	158	192
December 31, 2021(5)	147	12,485	37	155	192
December 31, 2022(6)	158	13,543	40	172	212
December 31, 2023(6)	167	15,248	40	169	209

(1)	Includes aircraft held under finance and operating leases.
(2)	Includes operating information resulting from the TRIP acquisition since November 30, 2012.
(3)	Includes aircraft subleased to TAP, 15 as of December 31, 2019 and 13 as of December 31, 2020.
(4)	Includes 13 aircraft subleased to TAP and 1 subleased to Breeze Airways.
(5)	Includes 6 aircraft subleased to TAP and 3 subleased to Breeze Airways.
(6)	Includes 3 aircraft subleased to Breeze Airways.

100	Azul S.A.

«Table of Contents

Comparison of the year ended December 31, 2023 to the year ended December 31, 2022

	Years Ended December 31,		Percent Change
	2023	2022

	(in thousands of reais)
Passenger revenue	17,227,728	14,594,945	18.0%
Other revenues	1,326,697	1,353,122	(2.0)%
Total revenue	18,554,425	15,948,067	16.3%

Aircraft fuel	(5,890,485)	(6,561,288)	(10.2)%
Salaries and benefits	(2,408,364)	(1,954,568)	23.2%
Airport taxes and fees	(1,059,258)	(911,246)	16.2%
Auxiliary services for air transport	(807,563)	(641,900)	25.8%
Maintenance	(898,282)	(616,209)	45.8%
Advertising and publicity	(779,264)	(699,003)	11.5%
Depreciation and amortization	(2,404,223)	(2,094,448)	14.8%
Impairment and onerous contracts	245,636	1,102,791	(77.7)%
Insurance	(89,492)	(103,216)	(13.3)%
Other	(2,802,036)	(2,039,425)	37.4%
	(16,893,331)	(14,518,512)	16.4%

Operating profit (loss)	1,661,094	1,429,555	16.2%

Financial income	220,141	277,289	(20.6)%
Financial expenses	(5,608,771)	(4,793,782)	17.0%
Derivative financial instruments, net	(238,458)	958,005	(124.9)%
Foreign currency exchange, net	1,625,064	1,406,566	15.5%
Financial result	(4,002,024)	(2,151,922)	86.0%

Loss before income tax and social contribution	(2,340,930)	(722,367)	224.1%

Deferred income tax and social contribution	(39,526)	—	—%

Loss for the year	(2,380,456)	(722,367)	229.5%

Azul S.A.	101

«Table of Contents

The table below sets forth the breakdown of our operating revenues and expenses on a per-ASK basis for the periods indicated:

	For the Year Ended December 31,		Percent Change
	2023	2022
	(per ASK in R$ cents)

Net revenue:
Passenger revenue	39.46	36.88	7.0%
Cargo and other revenue	3.03	3.42	(11.4)%
Net revenues	42.48	40.29	5.4%
Operating expenses:
Aircraft fuel	13.39	16.58	19.3%
Salaries and benefits	5.45	4.94	10.3%
Depreciation and amortization	5.26	5.29	(0.6)%
Airport fees	2.40	2.30	4.3%
Passenger expenses	1.84	1.62	13.2%
Advertising and publicity	1.77	1.77	n.a.
Maintenance and repairs	1.56	1.50	4.0%
Other operating expenses	4.23	3.43	23.4%
Total operating expenses, net	35.89	36.68	(4.1)%
The table below presents our passenger revenue and selected operating data for the periods indicated.

	For the Year Ended December 31,				Percent Change
	2023		2022

Passenger revenue (in millions of reais)	R$	17,227	R$	14,594	18.0%
Available seat kilometers (ASKs) (millions)	44,006		39,579		11.2%
Load factor (%)	80.4%		79.7%		0.5p.p.
Passenger revenue per ASK (cents) (PRASK)	39.46		36.88		7.0%
Operating revenue per ASK (cents) (RASK)	42.48		40.29		5.4%
Yield per passenger kilometer (cents)	49.05		46.25		6.1%
Number of departures	316,896		304,429		4.1%
Block hours	550,843		518,813		6.2%
Total Revenue
In 2023, Azul´s total operating revenue increased 16.3% or R$2.6 billion in the year ended December 31 2023, reaching a record of R$18.6 billion. Passenger revenue increased 18.0% on 11.2% more capacity compared to the same period last year, boosted by the full recovery of corporate and international passenger demand.
Passenger Revenue
Passenger revenue increased 18.0% or R$2,632.8 million, from R$14,594.9 million in the year ended December 31, 2022 to R$17,227.7 million in 2023, due primarily to (i) a 12.2% growth in RPKs as a result of the recovery in passenger demand; and (ii) our ability to increase fares, clearly demonstrating our rational capacity deployment and the sustainable competitive advantages of network and business model.

102	Azul S.A.

«Table of Contents

Other Revenues
Other Revenues decreased 2.0% or R$26.4 million, from R$1.353.1 million in the year ended December 31, 2022 to R$1,326.7 million in 2023, due primarily to a reduction in international cargo net revenue of 40.4% or R$139.9 million, from R$346.2 million in the year ended December 31, 2022 to R$206.3 million in 2023.
Operating Expenses
For the year ended December 31, 2023, Azul recorded operating expenses of R$16.9 billion, compared to R$14.5 billion in 2022, representing an increase of 16.4%, mainly due to the capacity and revenue increase of 11.2% and 18.0%, respectively in addition to investments made in the fourth quarter to support 2024 growth and maximize fleet availability to benefit from the continued strong demand environment, offset by a 16.1% reduction in jet fuel price per liter and 3.3% average depreciation of the real against the dollar.
Aircraft fuel. Aircraft fuel decreased R$670.8 million, or 10.2%, from R$6,561.3 million in 2022 to R$5,890.5 million in the year ended December 31, 2023, even with a 11.2% increase in total capacity, mostly due to a 16.1% reduction in fuel price per liter (excluding hedges) and a reduction in fuel burn per ASK as a result of our more efficient next-generation fleet.
Salaries and benefits. Salaries and benefits increased 23.2% or R$453.8 million, from R$1,954.6 million in 2022 to R$2,408.4 million in the year ended December 31 2023, mainly driven by our capacity increase of 11.2% in 2023, a 5.5% union increase in salaries paid two months in advance as a result of collective bargaining agreements applicable to all airline employees in Brazil, insourcing of certain activities to reduce total costs, and hirings made in the fourth quarter 2023 to support 2024 growth.
Airport taxes and fees. Airport taxes and fees increased 16.2% or R$148.0 million, from R$911.2 million in the year ended December 31, 2022 to R$1,059.3 million in the year ended December 31, 2023, mostly driven by the 11.2% increase in total capacity, in particular our 61.3% growth in international capacity, which drives higher fees.
Auxiliary services for air transport. Auxiliary services for air transport increased 25.8% or R$165.7 million, from R$641.9 million in the year ended December 31, 2022 to R$807.6 million in the year ended December 31, 2023, mostly due to the 6.5% increase in passengers, 4.1% increase in departures.
Advertising and publicity. Advertising and publicity expenses increased 11.5%, or R$80.3 million, from R$699.0 million in the year ended December 31, 2022 to R$779.3 million in the year ended December 31, 2023, mostly driven by a 18.0% increase in passenger revenue, offset by savings from the insourcing of marketing activities.
Maintenance. Maintenance increased 45.8%, or R$282.1 million, from R$616.2 million in the year ended December 31, 2022 to R$898.3 million in the year ended December 31, 2023, mostly driven by a higher number of maintenance events to maximize aircraft availability and support 2024 growth, partially offset by a higher share of maintenance events insourced, 3.3% average appreciation of the real against the dollar and cost savings from the renegotiation of our engine maintenance agreements.
Depreciation and Amortization. Depreciation and amortization increased 14.8% or R$309.8 million, from R$2,094.4 million in the year ended December 31, 2022 to R$2,404.2 million in the year ended December 31, 2023, driven by the increase in the size of our fleet compared to 2022.
Impairment and onerous contracts. Impairment and onerous contracts. decreased 77.7% or R$857.2 million, from R$1,102.8 million in 2022 to R$245,6 million in 2023, mainly due to the impairment reversal of 14 Embraer E-195 E1s.
Insurance. Insurance decreased 13.3%, or R$13.7 million, from R$103.2 million in the year ended December 31, 2022 to R$89.5 million in the year ended December 31, 2023, mostly driven by the 2.6% decrease in total contractual fleet.
Other. Other increased 37.4% or R$762.6 million, from R$2,039.4 million in the year ended December 31, 2022 to R$2,802.0 million in the year ended December 31, 2023, mainly driven by the increase in judicial claims, 11.2% increase in passenger capacity and higher training expenses as we are preparing ourselves for 2024 growth, in addition to an increase of revenue-driven IT expenses, crewmembers accommodations, cargo last-mile operations, and flight contingencies.

Azul S.A.	103

«Table of Contents

Operating Profit
Operating profit increased 16.2%, or R$231.5 million for the year ended December 31, 2022, from R$1,429.6 million for the year ended December 31, 2022 to R$1,661.1 million in 2023. This increase is mainly due to the gradual rebuilding of the network, ending the year with an increase in passenger demand during 2023 of 12.2% compared to 2022.
Financial Result
Financial Income. Financial income decreased 20.6%, or R$57.1 million, from R$277.3 million for the year ended December 31, 2022 to R$220.1 million in 2023, mainly due to the decrease in financial investments, deducting the amount of interest on investments.
Financial Expenses. Financial expenses increased 17.0%, or R$815.0 million, from R$4,793.8 million for the year ended December 31, 2022 to R$5,608.8 million in 2023, mainly due to the increase in the Brazilian risk-free rate to an average of 11.75% in 2023 impacting our loans and financing. In addition, R$552.1 million refers to debt restructuring costs and debentures.
Derivative Financial Instruments, net. Derivative financial instruments, net, loss was an expense of R$238.5 million for the year ended December 31, 2023, compared to a net gain of R$958.0 million in 2022. mainly due to unrealized losses related to fuel hedge contracts resulting from the sharp decreased in fuel prices. A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price.
This line reflects (i) U.S. dollar derivative instruments used to hedge our foreign exchange exposure resulting from U.S. dollar denominated financial expenses and (ii) heating oil derivative instruments used to hedge our fuel exposure. As of December 31, 2023, Azul has hedged 15.1% of its expected fuel consumption for the next twelve months by using mostly heating oil derivatives, which dropped 21% from an average of R$354.9 million in 2022 to an average of R$281.3 million in 2023.
Foreign Currency Exchange, net. The net currency exchange effect on our monetary assets and liabilities when remeasured into reais, amounted to a non-cash gain on net monetary and foreign exchange variations of R$1,625.1 million for the year ended December 31, 2023, an increase of 15.5%, or R$218.5 million compared to a gain of R$1,406.6 million in 2022, mainly due to the appreciation of the real against the dollar of 3.3% in 2023, in addition to the increased in our debt denominated in dollars related of the issuance of US$800 million aggregate principal amount of 11.930% Senior Secured First Out Notes due 2028 in the second half of 2023, resulting in a decrease in our lease liabilities and foreign currency indebtedness.
Deferred income tax and social contribution
In the year ended December 31, 2023, expenses related to deferred income tax and social contributions totaled R$39.5 million, mostly due to temporary differences recognized in 2023 related to foreign exchange variations which are taxed on a cash basis.

104	Azul S.A.

«Table of Contents

Loss for the Year
Loss for the year increased R$1,658.1 million or 229.5%, from R$722.4 million for the year ended December 31, 2022 to R$2,380.5 million in 2023, due to the reasons explained above.
Comparison of the year ended December 31, 2022 to the year ended December 31, 2021

	Years ended December 31,		Percent Change
	2022	2021

	(in thousands of reais)
Passenger revenue	14,594,945	8,811,044	65.6%
Other revenues	1,353,122	1,164,685	16.2%
Total revenue	15,948,067	9,975,729	59.9%

Aircraft fuel	(6,561,288)	(3,257,223)	101.4%
Salaries and benefits	(1,954,568)	(1,748,441)	11.8%
Airport taxes and fees	(911,246)	(677,653)	34.5%
Auxiliary services for air transport	(641,900)	(395,533)	62.3%
Maintenance	(616,209)	(546,647)	12.7%
Advertising and publicity	(699,003)	(403,987)	73.0%
Depreciation and amortization	(2,094,448)	(1,544,333)	35.6%
Impairment and onerous contracts	1,102,791	1,075,682	2.5%
Insurance	(103,216)	(80,256)	28.6%
Other	(2,039,425)	(2,342,543)	(12.9)%
	(14,721,910)	(9,920,934)	48.4%

Operating profit (loss)	1,226,157	54,795	n.a.

Financial income	277,289	154,280	79.7%
Financial expenses	(4,793,782)	(3,838,243)	24.9%
Derivative financial instruments, net	958,005	864,184	10.9%
Foreign currency exchange, net	1,406,566	(1,443,046)	(197.5)%
Financial result	(2,151,922)	(4,262,825)	(49.5)%

Result from related party transactions	—	(5,178)	—%

Loss before income tax and social contribution	(925,765)	(4,213,208)	(78.0)%

Loss for the year	(925,765)	(4,213,208)	(78.0)%

Azul S.A.	105

«Table of Contents

The table below sets forth the breakdown of our operating revenues and expenses on a per-ASK basis for the periods indicated:

	For the Year Ended December 31,		Percent Change
	2022	2021
	(per ASK in R$ cents)

Operating revenue:
Passenger revenue	36.88	28.07	31.4%
Cargo and other revenue	3.42	3.71	(7.8)%
Total operating revenues	40.30	31.78	26.8%
Operating expenses:
Aircraft fuel	16.58	10.38	59.7%
Salaries and benefits	4.94	5.57	(11.3)%
Depreciation and amortization	5.29	4.92	7.5%
Airport fees	2.30	2.16	6.5%
Passenger expenses	1.62	1.24	30.6%
Advertising and publicity	1.77	1.29	37.2%
Maintenance and repairs	1.56	1.74	(10.3)%
Other operating expenses	2.63	4.31	(39.0)%
Total operating expenses, net	36.68	31.61	16.0%
The table below presents our passenger revenue and selected operating data for the periods indicated.

	For the Year Ended December 31,			Percent Change
	2022	2021

Passenger revenue (in millions of reais)	14,594,945	8,811,044		65.6%
Available seat kilometers (ASKs) (millions)	39,579	31,386		53.9%
Load factor (%)	80%	79%	(0.8)	p.p.
Passenger revenue per ASK (cents) (PRASK)	36.88	28.07		12.5%
Operating revenue per ASK (cents) (RASK)	40.29	31.78		11.9%
Yield per passenger kilometer (cents)	46.25	35.46		13.6%
Number of departures	304,429	245,102		55.1%
Block hours	518,813	409,424		53.4%
Total Revenue
Total revenue increased 59.9%, or R$5,972.3 million, from R$9,975.7 million for the year ended in December 31, 2021 to R$15,948.1 million in 2022, due to a 65.6% increase in passenger revenue with the expansion of the network, and by the 16.2% increase in other revenue.
Passenger Revenues
Passenger revenue increased 65.6%, or R$5,783.9 million, from R$8,811.0 million for the year ended in December 31, 2021 to R$14,594.9 million in 2022, due primarily to (i) a 27.0% growth in RPKs as a result of the recovery in passenger demand after the COVID-19 vaccine immunization, (ii) our focus on increasing fares, (iii) a faster domestic leisure demand recovery.

106	Azul S.A.

«Table of Contents

Other Revenues
Other revenues increased 16.2%, or R$188.4 million, from R$1,164.7 million for the year ended in December 31, 2021 to R$ 1,353.1 million in 2022, due mainly to the increase in revenues from cargo transportation. The good performance of our cargo business reflected the increase in demand from individual and corporate customers for package deliveries, online purchases, being a behavior that increased as a result of the COVID-19 pandemic and also reflects Azul Cargo's connectivity strategy. Most of the observed increase was driven by the wide expansion in all segments and geographic areas of our cargo market, especially our e-commerce business.
Operating Expenses
Operating expenses increased 46.3% or R$4,597.6 million, from R$9,920.9 million for the year ended December 31, 2021 to R$14,518.5 million in 2022, mainly due to (i) the increase in demand, which led to a 53.9% increase in capacity, resulting in higher variable expenses, (ii) an increase in fuel costs of 63.5% and (iii) the average devaluation of 4.3% of the real against the dollar during fiscal year 2022 compared to the same period in 2021, which increased dollar-denominated expenses.
Aircraft Fuel. Aircraft fuel increased 101.4% or R$3,304.1 million, from R$3,257.2 million for the year ended December 31, 2021 to R$6,561.3 million in 2022, mostly due to (i) a 26.1% increase in capacity, and (ii) a 63.5% increase in fuel price per liter. On an ASK basis, aviation fuel increased by 59.7%.
Salaries and Benefits. Salaries and benefits increased 11.8% or R$206.1 million, from R$1,748.4 million for the year ended December 31, 2021 to R$1,954.6 million in 2022, driven by collective bargaining agreements and a 8.5% increase in FTEs compared to 2021 to support our capacity increase of 26.1%.
Airport Taxes and Fees. Airport taxes and fees increased 34.5% or R$233.6 million, from R$677.7 million for the year ended December 31, 2021 to R$911.2 million in 2022, mostly due to a 26.7% increase in block hours, and a 24.2% increase in departures, in addition to the 5.8% inflation over the last 12 months.
Auxiliary services for air transport. Auxiliary services for air transport increased 62.3% or R$246.4 million, from R$395.5 million for the year ended December 31, 2021 to R$641.9 million in 2022, mostly due to (i) a 17.9% increase in passengers, (ii) a 24.2% increase in departures and (iii) a 26.1% increase in ASKs as a result of the recovery of our network. In terms of ASK, auxiliary services for air transport increased 30.6%.
Advertising and publicity. Advertising and publicity expenses increased 73.0%, or R$295.0 million, from R$404.0 million for the year ended December 31, 2021 to R$699.0 million in 2022, mostly driven by (i) an increase in expenses for credit card fees and commissions due to an increase of 65.9% in passenger revenue; (ii) an increase in commission fees as a result of an increase in cargo revenues and (iii) higher distribution costs resulting from an acceleration in demand for international flights.
Maintenance. Maintenance increased 12.7% or R$69.6 million, from R$546.6 million for the year ended December 31, 2021 to R$616.2 million for the year ended December 31, 2022, mostly due to (i) an average devaluation of 4.3% of the Brazilian real against the U.S. dollar during 2022 compared to 2021, and (ii) a 24.2% increase in departures as a result of the increase in demand. In terms of ASK, costs with maintenance reduced 10.3% when compared to 2021.
Depreciation and Amortization. Depreciation and amortization increased 35.6% or R$550.1 million, from R$1,544.3 million in 2021 to R$2,094.4 million in 2022, mainly to the size of our fleet compared to 2021 and the change in our redelivery cost provisioning policy. In terms of ASK, depreciation and amortization increased 7.5% when compared to the same period of the previous year.
Impairment and onerous contracts. Impairment and onerous contracts. increased 2.5% or R$27.1 million, from R$1,075.7 million for the year ended December 31, 2021 to R$1,102.8 million in 2022, mainly due to a partial reversal of the E1 impairment due to the extended use of those aircraft.
Insurance. Insurance increased 28.6% or R$23.0 million, from R$80.3 million for the year ended December 31, 2021 to R$103.2 million in 2022, mainly due to the 24.2% increase in departures.
Other. Other decreased 12.9% or R$303.1 million, from an expense of R$2,342.5 million for the year ended December 31, 2021 to R$2,039.4 million in 2022, mainly due to (i) expenses related to the growth of our logistics business, engine rental, and (ii) the average depreciation of 4.3% of the Brazilian real against the U.S. dollar during 2022 compared to the same period in 2021.

Azul S.A.	107

«Table of Contents

Operating Profit
For the year ended December 31, 2022, the Company reported an operating income of R$1,429.6 million, compared to R$54.8 million for the year ended December 31, 2021. This result is mainly due to (i) the gradual increase in demand, ending the year with an increase in passenger demand in 2022 of 26.1% compared to 2021, (ii) improvement in operational efficiency, with a CASK ex-fuel 1.9% lower compared to the previous year.
Financial Result
Financial Income. Financial income increased 79.7%, or R$123.0 million, from R$154.3 million for the year ended December 31, 2021 to R$277.3 million in 2022, mainly due to the increase in the average CDI for the year, from 2.8% in 2021 to 4.4% in 2022.
Financial Expenses. Financial expenses increased 24.9%, or R$955.5 million from R$3,838.2 million for the year ended December 31, 2021 to R$4,793.8 million in 2022, mainly due to (i) the increase in the Brazilian risk-free rate to an average of 13.8% in 2022 impacting our loans and financing, (ii) an increase in the interest expense on lease liabilities on aircraft leases of R$99.5 million, due to the growth of our fleet.
Derivative Financial Instruments, net. Gain in derivative financial instruments used for the hedging of our exposure to fuel price variation and foreign currency debt payments of R$958.0 million for the year ended December 31, 2022 compared to R$864.2 million in 2021 mainly due to unrealized gains related to fuel hedge contracts resulting from the sharp rise in fuel prices as a result of the recovery in demand for crude oil.
Foreign Currency Exchange, net.. The net currency exchange effect on our monetary assets and liabilities when remeasured into reais, amounted to a non-cash loss on net monetary and foreign exchange variations of R$1,443.0 million for the year ended December 31, 2021 compared to a gain of R$1,406.6 million in the same period of the prior year, due to the depreciation of the real against the dollar of 4.3% between December 31, 2021 and December 31, 2022, resulting in an increase in our capitalized leases and foreign currency indebtedness.
Loss for the Year
Loss for the year was R$722.4 million for the year ended December 31, 2022 compared to a loss for the year of R$4,213.2 million for the year ended December 31, 2021, due to the reasons explained above.
B.Liquidity and Capital Resources
General
Our short-term liquidity requirements relate to the payment of operating costs, including aircraft fuel and salaries, payment obligations under our lease liabilities and loans and financing (including aircraft debt-financing and debentures) and the funding of working capital requirements. Our medium- and long-term liquidity requirements include payments with the option of settlement in equity for aircraft and debt-financing, the working capital required to start up new routes and new destinations, and payment obligations under our borrowings and financings.
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

108	Azul S.A.

«Table of Contents

In 2023, we completed a series of restructuring and capital raising transactions to strengthen our capital structure and improve our cash generation, which included (i) reductions in, and the reprofiling of, our obligations with certain aircraft lessors and OEMs, including the issuance of the Lessor/OEM Notes, (ii) exchange offers and consent solicitations, including the issuance of 2029 Notes and 2030 Notes , (iii) amendments to our convertible debentures, (iv) the issuance of Initial 2028 Notes , and (v) the issuance of the ALAB non-convertible debentures due 2024. For more information, see “Item 4. Information on the Company—Business Overview—Restructuring.”
As of December 31, 2023, our total cash position consisting of cash and cash equivalents and short-term and long-term investments, was R$2,677.6 million as of December 2023 compared to R$1,401.4 million as of December 2022.
During the third quarter of 2023 Azul had a private offering of US$800 million aggregate principal amount of 11.930% Senior Secured First Out Notes due 2028 (“Notes”). The offering was the last part of the comprehensive and permanent restructuring plan to optimize the Company’s capital structure and increase its liquidity position.
We believe that we will continue to be able to access equity and debt capital markets if and when necessary. The table below presents our cash flows from operating, investing and financing activities for the periods indicated:

	For the Year Ended December 31,
	2023	2022	2021
	(in thousands of reais)
Cash Flow
Net cash provided (used) by operating activities	3,439,691	2,437,315	(310,616)
Net cash used in investing activities	(874,482)	(639,852)	(684,890)
Net cash provided (used) by financing activities	(1,392,942)	(4,203,587)	812,635
Exchange rate changes on cash and cash equivalents	56,721	673	191,855
Increase (Decrease) in cash and cash equivalents	1,228,988	(2,405,451)	8,984
Net Cash Provided (Used) By Operating Activities
Net cash provided (used) by operating activities in 2023 was R$3,439.7 million compared to R$2,437.3 million in 2022. The increase of the operating cash flows was mainly due to (i) and increase in passenger demand in 2023 after the decreasing effects of the COVID-19 pandemic, (ii) the removal of governments restrictions on travel, (iii) better favorable macroeconomic conditions and (iii) the positive trend in fuel costs.
Net Cash Used In Investing Activities
Net cash used in investing activities was R$874.5 million in 2023, compared to R$639.9 million in 2022. The increase in cash used in investing activities is mostly related to the cash received on sale of property and equipment in 2022 of R$518.7 million. In 2023 we did not receive cash on sale of property and equipments.
Net Cash Provided (Used) By Financing Activities
Net cash provided (used) by financing activities was R$1,392.9 million in 2023 compared to R$4,203.6 million in 2022. The decrease in net cash used in financing activities was mainly due to (i) a decrease in loans and financing proceeds and (ii) and increase in reverse factoring.

Azul S.A.	109

«Table of Contents

Contractual Obligations
Our non-cancellable contractual obligations (in thousands of R$) as of December 31, 2023 included the following:

	2024	2025-2026	2027-2029	>2029
	Less than 1 year	1 to 2 years	3 to 5 years	More than 5 years	Total
	(in thousands of R$)
Commitments for future aircraft acquisition	916,053	6,282,218	8,458,202	791,479	16,447,952
Lease liabilities	3,271,945	7,119,607	9,007,993	9,859,641	29,259,186
Non-aircraft loans	356,138	233,259	5,033,521	2,750,921	8,373,839
Debentures	468,441	223,270	1,396,213	—	2,087,924
Aircraft loans	181,215	121,602	15,878	—	318,695
Interest payable on bonds	120,063	2,116,042	2,478,530	216,843	4,931,479
Interest on lease liabilities	298,203	(1,652,631)	(2,994,161)	(4,053,090)	(8,401,680)
Total	5,612,057	14,443,367	23,396,177	9,565,794	53,017,395
Loans and Financings
As of December 31, 2023, we had total loans and financing of R$ 24,387.2 million (including R$ 1,201.6 million of convertible debentures and R$12,455.8 million of lease liabilities), compared to R$ 23,219.3 million as of December 31, 2022 (including R$1,403.7 million of convertible debentures and R$ 14,582.8 million of lease liabilities).
In 2023, we completed a series of restructuring and capital raising transactions to strengthen our capital structure and improve our cash generation, which included: (i) reductions in and the reprofiling of our obligations with certain aircraft lessors and OEMs, including the issuance of the Lessor/OEM Notes, (ii) Exchange Offers and Consent Solicitations, including the issuance of the 2029 Notes and the 2030 Notes, (iii) amendments to our convertible debentures, (iv) the issuance of the 2028 Notes, and (v) the issuance of the ALAB non-convertible debentures due 2024. For more information, see “Item 4.B. Business Overview—Restructuring”.

110	Azul S.A.

«Table of Contents

The following tables set forth our short-term and long-term loans and financing as of December 31, 2023 and 2022:

	As of December 31,
	2023	2022
	(in thousands of reais)

Short-Term Debt
Local currency	530,421	669,308
Foreign currency (U.S. Dollars)	181,525	427,169
Lease liabilities	3,349,056	4,025,948
Senior Notes	413,912	31,255
Lease Notes	121,948	—
Total short-term debt	4,596,862	5,153,680
Long-Term Debt
Local Currency	454,666	639,101
Foreign currency (U.S. Dollars)	1,383,447	1,651,887
Lease liabilities	9,106,771	10,556,885
Senior Notes	7,936,551	5,217,700
Lease Notes	908,897
Total long-term debt	19,790,332	18,065,573
Total loans and financing	24,387,194	23,219,253
The following table sets forth the financial charges and balances of our aircraft and non-aircraft debt and excludes lease liabilities as of the periods indicated:

			As of December 31,
	Financial Charges		2023	2022

Aircraft financing(1)
In local currency (R$)	6.3%, Selic + 5.5%	Monthly repayment	36,367	61,566
In foreign currency (U.S.$)(1)	6% , SOFR1M + 4.6%	Monthly and quarterly payment	363,365	730,673
Non-aircraft financing:
In foreign currency (U.S.$)	5.9% to 11.9%	Semi-annual and quarterly payment	8,350,460	5,193,618
In local currency (R$)	CDI + 3.1%	Monthly payment	29,648	499,672
Debentures (R$)	CDI + 5.4%	Monthly and quarterly payment	919,072	747,170
Convertible debenture (R$)	12%	Semi-annual payment	1,201,610	1,403,719
			10,900,522	8,636,418

(1)	Aircraft financing includes lease liabilities and financing agreements with respect to our aircraft, flight simulators and related equipment.
As of December 31, 2023, we had 236 aircraft and engines under leases with an aggregate balance of R$11,567.9 million, 21 aircraft and engines held under finance leases with an outstanding total of R$650.7 million, with the underlying aircraft as collateral, and 32 owned aircraft and engines, which are accounted for under Property, Plant and Equipment in the net amount of depreciation of R$1,598.2 million. Of our contractual fleet of 209 aircraft, 3 Embraer E1 aircraft are subleased to Breeze. Our non-aircraft secured loans, aircraft leases and aircraft debt financing contain customary covenants and restrictions, such as default in case of change of control and termination, or non-renewal of the agreement.

Azul S.A.	111

«Table of Contents

Our debt securities, loans, aircraft leases and aircraft debt financing contain certain customary covenants and restrictions, which vary depending on the terms of each financing and which are subject to certain limitations and exceptions. Such covenants include, among other provisions (i) restrictions on the incurrence of debt, the granting of liens, the making of restricted payments and investments, entering into certain business activities, entering into mergers, consolidations or certain other transactions, the disposal of assets (including the disposal of collateral securing the relevant financings, as applicable), and the operation of the TudoAzul program, the Azul Viagens business and the Azul Cargo business (including obligations in respect of customer databases), and (ii) obligations to deliver financial statements and certain certificates, including relating to compliance with financial covenants and restrictions, to redeem or offer to repurchase the relevant debt in certain circumstances and to grant and perfect additional collateral in certain circumstances.
The indentures (including, as applicable, supplemental indentures thereto) governing the 2024 Notes, the 2026 Notes, the 2028 Notes, the 2029 Notes, the 2030 Notes and the Lessor/OEM Notes are filed as exhibits to this annual report on Form 20-F and include the full text of the relevant covenants and restrictions.
As of December 31, 2023, we were in compliance with the covenants provided for by the terms of our long-term indebtedness.
Capital Expenditures
Our gross capital expenditures (acquisitions of property, equipment, capitalized maintenance and intangibles) for the years ended December 31, 2023, 2022, 2021, totaled R$972.3 million, R$1,451.1 million and R$776.8 million, respectively. Most of these expenditures are related to the acquisition of new aircraft, engines, engine overhaul and aircraft equipment such as spare parts. Other capital expenditures include IT systems and facilities.
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
For additional information relating to our commitments for future acquisition of aircraft, see “Note 37. Commitments” to our audited consolidated financial statements.
Off-Balance Sheet Arrangements
As a result of full retroactive adoption of IFRS 16 – Leases as of January 1, 2019, we do not have off-balance sheet arrangements, as our operating lease obligations are now reflected in our financial statements.
C.Research and Development, Patents and Licenses
We have registered the trademarks “AZUL” and “AZUL LINHAS AÉREAS BRASILEIRAS,” among others, with the INPI. We have also registered several domain names with the Brazilian body for domain registration, or NIC.br, and other domain registrars, including “voeazul.com.br,” “flyazul.com,” “azulviagens.com.br,” “azulcargo.com.br” and “tudoazul.com.” We also operate software products under licenses from our suppliers, such as Oracle, Trax, Sabre and Navitaire.
For the past three years, we have not had any research and development policies in effect.
D.Trend Information
While the most critical moments relating to the COVID-19 pandemic have passed, in 2023 we faced several challenges, such as (i) growth in inflation rates in the most developed markets, such as the United States and Europe, (ii) shortage of credit, causing a significant increase in interest rates for raising funds, (iii) crisis in the supply chain of maintenance materials that puts adverse pressure on costs for us, and (iv) abrupt increases in oil prices that directly impact jet fuel costs, largely as a result of the Russia-Ukraine conflict.

112	Azul S.A.

«Table of Contents

Given this scenario, we have taken certain proactive measures to secure our liquidity position including renegotiating the terms of agreements with our aircraft lessors, our Brazilian and international creditors, our employees and their unions and with international airport and regulatory authorities. In 2023, we completed a series of restructuring and capital raising transactions to strengthen our capital structure and improve our cash generation, as described under Item 4.B. Business Overview—Restructuring.”As we have indicated in our public statements, our focus now is to take advantage of our competitive position and optimize it for the post COVID-19 pandemic world so that we can become even more efficient, flexible and in a better position to explore future opportunities.
Developments in Brazil’s political landscape also impacted us and may continue to impact us in the future. Uncertainty regarding political developments and over whether the current government of President Luis Inácio Lula da Silva or future Brazilian governments will implement changes in policy or regulation affecting these or other factors in the future, including as a result of exchange rates and currency fluctuations, internal or external factors sustaining persistent inflation, among other factors, may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our preferred shares, including in the form of ADSs. We cannot predict what policies the current Brazilian government will adopt or whether such policies will have adverse consequences for the Brazilian economy or adversely affect us.
Additionally, developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, and developments relating to the Russia-Ukraine conflict and relating to the conflict among Israel and militant groups in the Middle East (including Hamas), may adversely affect the Brazilian economy and the price of Brazilian securities, including the price of our preferred shares, including in the form of ADSs. In addition, there is no assurance that Brent oil prices will further increase in the future.
However, we believe that our business model, strong cash position and balance will enable us to continue [growing]. Also, in the long-term, we believe that demand for passenger aircraft travel in the markets we serve will continue to grow as travel remains underpenetrated in Brazil compared to other developed economies. Under normal economic conditions, we believe there is a strong growth opportunity in airline service on routes not served by us or underserved routes among larger, medium-sized, and regional cities in Brazil. We expect the increase in demand for air travel will come from both domestic and international markets. In addition, we believe there is an opportunity to leverage our network connectivity by serving additional selected international destinations.
E.Critical Accounting Estimates
For this discussion, see our audited consolidated financial statements included elsewhere in this annual report.
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
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

Azul S.A.	113

«Table of Contents

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
Currently, our board of directors is composed of 12 members, elected in accordance with the Shareholders’ Agreement, three of whom were appointed by TRIP’s former shareholders, one of whom was appointed by Calfinco and the remainder were appointed by David Neeleman. On April 29, 2021, nine current members were reelected and two new members were appointed to our board of directors. One director was appointed by Calfinco (Mr. Patrick Wayne Quayle), replacing Calfinco’s previous appointee, and one director was appointed by David Neeleman (Mr. Peter Allan Otto Seligmann, an ESG specialist). At the extraordinary general meeting held on December 29, 2022, the shareholders of the Company accepted the resignation submitted by the board member, Mr. Gelson Pizzirani, and elected Mrs. Renata Faber Rocha Ribeiro as a board member, further advancing the Company's commitment to make efforts to promote gender equality, as per the favorable opinion of the Company's ESG Committee, at a meeting held on November 7, 2022. Ten members of our board of directors are independent members, according to the regulations of the Level 2 segment of the B3. Also, in connection with the Company's commitment to make efforts to expand diversity and promote gender equality at all levels of its organizational structure, to elect, at Extraordinary General Shareholders’ Meeting, held on October 04, 2023, unanimously by shareholders holding one hundred percent (100%) of the common shares of the Company, Mrs. Daniella Marques Consentino, as an Independent Member of the Company's Board of Directors.
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
In 2023, we paid our board of directors a fixed aggregate compensation amount totaling approximately R$4.4 million for services rendered. The members of our board of directors are also granted stock-based compensation as a long-term incentive, see “Item 6.B. Management Compensation—Stock-Based Incentive Plans.” In addition, as a benefit, our directors receive passenger tickets on our flights.
As of December 31, 2023, we have entered into contractual arrangements, insurance policies and other instruments structuring compensation or indemnification mechanisms for our directors, as applicable.

114	Azul S.A.

«Table of Contents

The table below sets forth the name, title, election date, expiration date of the term of office, and the date of birth of each of the current members of our board of directors:

Name	Title	Election Date(1)	Mandate Term	Date of Birth

David Gary Neeleman	Chairman	April 28, 2023	April 28, 2025	October 16, 1959
Sérgio Eraldo de Salles Pinto	Vice-Chairman(2)	April 28, 2023	April 28, 2025	September 24, 1964
Carolyn Luther Trabuco	Independent Member(2)	April 28, 2023	April 28, 2025	April 15, 1969
Michael Paul Lazarus	Independent Member(2)	April 28, 2023	April 28, 2025	May 20, 1955
José Mario Caprioli dos Santos	Independent Member(2)	April 28, 2023	April 28, 2025	July 11, 1971
Decio Luiz Chieppe(3)	Independent Member(2)	April 28, 2023	April 28, 2025	May 14, 1960
Renan Chieppe(3)	Independent Member(2)	April 28, 2023	April 28, 2025	April 06, 1962
Gilberto de Almeida Peralta	Independent Member(2)	April 28, 2023	April 28, 2025	May 03, 1957
Patrick Wayne Quayle	Independent Member(2)	April 28, 2023	April 28, 2025	November 22, 1978
Peter Allan Otto Seligmann	Independent Member(2)	April 28, 2023	April 28, 2025	September 30, 1950
Renata Faber Rocha Ribeiro	Independent Member(2)	April 28, 2023	April 28, 2025	June 01, 1980
Daniella Marques Consentino	Independent Member(2)	October 04, 2023	April 28, 2025	October 06, 1979

(1)	Refers to date of most recent election.
(2)	Independent according to the regulations of the Level 2 segment of the B3.
(3)	Renan Chieppe and Decio Luiz Chieppe are relatives.
The business address of each member of our board of the directors is Avenida Marcos Penteado de Ulhôa Rodrigues, n. 939, 8th floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, Zip Code 06460-040, in the city of Barueri, State of São Paulo – Brazil.
The following discussion contains summary biographical information relating to each of the members of our board of directors:
David Gary Neeleman, a dual Brazilian and U.S. citizen, is our Chairman of our board of directors and served as Chief Executive Officer until July 2017, since he founded Azul in January 2008. Prior to Azul, Mr. Neeleman founded JetBlue, where he was the Chief Executive Officer from 1998 to 2007 and Chairman from 2002 to 2008. Mr. Neeleman’s career in the airline industry began in 1984 when he co-founded Morris Air. As president at Morris Air, he implemented the industry’s first electronic ticketing system and pioneered a home reservationist system that is now the foundation of JetBlue’s call center. Mr. Neeleman sold Morris Air in 1993 and took the electronic ticketing to Open Skies. He sold Open Skies to Hewlett Packard in 1999. Mr. Neeleman was also co-founder of WestJet Airlines and served as a member of its board of directors from 1996 to 1999. Mr. Neeleman currently also serves as CEO and Chairman on Breeze Airways, as well as a member of the board of directors of Azorra Aviation LLC. as announced on July 2, 2022, and as a member of the board of directors of Lilium N.V., since September 2021. He also has been a member of our Compensation Committee since August 08, 2011.
Sérgio Eraldo de Salles Pinto is our Vice-Chairman of our board of directors, having been elected as an independent member since March 10, 2008. Mr. Sergio is CEO of Grupo Bozano and currently also serves as an external member of the Audit, Risk and Ethics Committee of Embraer, member of Investment Committees of Crescera Capital, CEO of Legend Capital and representative member of the Shareholders Committee of Conglomerado Alfa. In addition to the positions currently held, he served as a member of the board of directors of large companies, such as Netpoints, Embraer, Votorantim S.A. and Votorantim Finanças S.A., having also served as officer of Banco Bozano, Simonsen S.A., and as Chairman of Bozano Simonsen Securities in London. Mr. Sergio holds a degree in Economics and Electrical Engineering from the Universidade de Brasília and a master degree in Economics from Fundação Getúlio Vargas – Rio de Janeiro, and a master degree in Business Administration from the Pontifícia Universidade Católica – Rio de Janeiro. He also has been a member of our Audit Committee and our Compensation Committee since October 30, 2018, and August 08, 2011, respectively.

Azul S.A.	115

«Table of Contents

Carolyn Luther Trabuco has been an independent member of our board of directors since March 10, 2008. Mrs. Trabuco is the founder of Thistledown Advisory Group LLC, an advisory firm that works with companies focusing on high growth disruptive industry opportunities created by ESG and sustainability driven investment demand. Prior to founding Thistledown, she was a portfolio manager and senior advisor at Phibro Energy Trading LLC, with responsibility for investing in global resources, oil and energy equities. Prior to that, Mrs. Trabuco was a portfolio manager and senior equity research analyst at Pequot Capital Management where she established the firm’s investment presence in global metals, mining and steel and investments in Brazil. Mrs. Trabuco began her investment career in Equity Research at Fidelity Investments and later at the Wall Street firms Lehman Brothers, Montgomery Securities and First Union Capital Markets. Mrs. Trabuco also serves as an independent member of the board of directors of Critical Metals Corp., to be the operator of Europe’s first fully licensed lithium mine, as well as a member of the board of directors and Audit Committee for Sizzle Acquisition Corp., listed on the NASDAQ. In January 2023, Ms. Trabuco has joined as a new member of the Board Diversity Initiative of the NYSE. She graduated from Georgetown University (A.B.) and Sacred Heart University (MPA). She also has been a member of our Compensation Committee and our ESG Committee since December 11, 2009 and August 09, 2021, respectively.
Michael Paul Lazarus has been an independent member of our board of directors since February 20, 2013. Currently Mr. Lazarus manages LAZCAP, a family office investing in seed and early-stage growth companies. Mr. Lazarus co-founded Weston Presidio Capital, a private equity firm focused on growth companies, in 1991 and currently serves as one of its Managing Partners. Mr. Lazarus was also a founding partner of Main Post Partners, a San Francisco, California, based growth equity fund. Prior to the formation of Weston Presidio Capital, he served as Managing Director and Director of the Private Placement Department of Montgomery Securities. He was previously the founding Chairman of JetBlue Airways and served on the board of directors for the airline as well as on the boards of directors of Restoration Hardware, Morris Air, Guitar Center, Fender Musical Instrument Corp., Integro, Jimmy John’s LLC, and numerous privately held companies. Mr. Lazarus graduated with a bachelor’s degree in Accounting from Grove City College. Mr. Lazarus is a guest lecturer at various business schools throughout the United States. He also has been a member of our ESG Committee since August 09, 2021.
José Mario Caprioli dos Santos is a member of our board of directors, having been our Vice President of Institutional Relations from February 18, 2014 to March 9, 2020, and Chief Operating Officer from August 15, 2012 to February 18, 2014. Mr. Caprioli was the founder of TRIP, where he served as the Chief Executive Officer from 1998 to 2013. Mr. Caprioli holds a bachelor’s degree in business administration from Pontifícia Universidade Católica – Campinas. He also attended a specialization course on public transportation at Universidade de Campinas and a capital markets program at Columbia University. He currently also serves as an independent member of the board of directors of four more companies.
Decio Luiz Chieppe has been an independent member of our board of directors since August 15, 2012. He is also Vice President at Grupo Águia Branca for Innovation and Finance and a member of the board of directors of Vix Logística S.A.. During his career, Mr. Chieppe has held leadership positions at all Grupo Águia Branca companies, including his current position, from 1993, and as the Chief Executive Officer of certain Grupo Águia Branca’s companies from 1978 to 1993. Mr. Chieppe holds a degree in Business Administration from the Universidade Federal do Espírito Santo and an executive master’s degree in finance from IBMEC. He also completed an executive skills, tools and competencies program (STC), at the J.L. Kellogg Graduate School of Management and the PGA (Programa de Gestão Avançada – Advanced Management Program) at INSEAD – The Business School For the World.
Renan Chieppe has been an independent member of our board of directors since August 15, 2012. He serves as Vice-President of Grupo Águia Branca – Passenger Division, having held the position of Chief Executive Officer of Grupo Águia Branca until December 2022, for a term of 4 years. Mr. Chieppe is a member of the board of directors of VIX Logística S.A., and in addition to serving as President of the Federation of Transport Companies of the state of Espírito Santo (Federação das Empresas de Transportes do Espírito Santo) – Fetransportes, he also was the President of ABRATI (Brazilian Association of Land Passenger Transport Companies). Mr. Chieppe holds a degree in Business Administration from Faculdades Integradas Espírito-Santenses, with a specialization in Advanced Management from Fundação Dom Cabral. He also has been a member of our ESG Committee since August 09, 2021.
Gilberto de Almeida Peralta has been an independent member of our board of directors since August 24, 2018. With more than 40 years of experience in the aviation sector, Mr. Peralta has held led positions at General Electric-GE global conglomerate, including the positions of Chief Executive Officer of GE Brasil, General Manager of GE Capital Aviation Services in Latin America and Caribbean, having also held the position of Vice President at GE Aviation in France, where he led the Airbus aircraft area. Mr. Peralta holds a bachelor’s degree in Civil and Mechanical Engineering from the Universidade Católica de Petrópolis, and currently also serves as Chairman of Helibras – Helicópteros do Brasil S.A., an Airbus Group subsidiary, as well as an independent director of Ascensus Group. He also has been a member of our Audit Committee since October 30, 2018.

116	Azul S.A.

«Table of Contents

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
Peter Allan Otto Seligmann has been an independent member of our board of directors since April 29, 2021. He is the CEO and co-founder of Nia Tero, an entity which works alongside Indigenous peoples and local communities in securing their rights, cultures, and well-being through agreements that secure the vitality of their oceans and lands. Mr. Seligmann is also the Chairman and former CEO, of Conservation International (CI), a global nonprofit organization he co-founded in 1987. Under Mr. Seligmann’s leadership, CI emerged as one of the most impactful conservation organizations in the world. CI, working in over 40 nations, has become a cutting-edge leader in valuing and sustainably caring for nature for the well-being of people. For nearly 40 years, Mr. Seligmann has been an influential and inspiring voice in conservation. He works in partnership with governments, communities, and businesses to find innovative and pragmatic solutions to ensure the sustainability of our natural resources. Mr. Seligmann is a Director at First Eagle Holdings, Inc. He is a member of the Council on Foreign Relations, serves on the advisory board of BDT & Company, and also serves on the boards of the Mulago Foundation, Lafayette Square, Only One and Glassybaby. He was also named to the Enterprise for the America’s Board by President Clinton in 2000. He holds a Master of Science in Forestry and Environmental Science from Yale University and a Bachelor of Science in Wildlife Ecology from Rutgers University. Mr. Seligmann has Honorary Doctorates in Science from Michigan State University and Rutgers University. He also has been a member of our ESG Committee since August 09, 2021.
Renata Faber Rocha Ribeiro has been an independent member of our board of directors since December 29, 2022. She holds a degree in Business Administration from Fundação Getúlio Vargas – FGV, and worked at BTG Pactual Group since August 2020, where she holds the position of ESG Director for Exame magazine. Prior to that, Mrs. Ribeiro accumulated over 15 years of experience in Equity Research at Itaú BBA, in the transportation, logistics and capital goods sectors, being recognized by Institutional Investor magazine's ranking as one of the best analysts in Latin America in these sectors, between 2005 and 2017. Mrs. Ribeiro also studied Leadership in Sustainability and Corporate Responsibility at London Business School, and has been active in several partnerships and projects aimed at advancing the sustainability agenda. She also has been an independent member of our Audit Committee since December 8, 2022.
Daniella Marques Consentino has been an independent member of the Company's Board of Directors since October 2023. Mrs. Marques has more than 17 years of experience in the financial market and in asset management area, is a Partner at Gaya Advisors, and also serves as an independent member of the Strategy and Sustainability Committee of Cosan S.A., in addition to offering support in the development and implementation of projects to accelerate the green agenda and its interfaces in the tax and carbon areas. Mrs. Marques is also a member of the Strategic Board of Legend Capital and Astra Payments, and chairs the Board of the Instituto Tikva, a United Nations affiliate for sheltering vulnerable women, as well as acting as a mentor and speaker on topics focused on inclusion and financial promotion of women. Mrs. Marques held the position of President of Caixa Econômica Federal, the largest bank in terms of assets in Brazil – exceeding 1 trillion Reais, with around 90 thousand employees. She worked directly in structuring and conducting female entrepreneurship and financial guidance programs for women through the “Caixa pra Elas” and “Brasil pra Elas” programs, reaching more than 30 million women. Mrs. Marques was also a founding partner and COO of Crescera Capital, and headed the Special Advisory for Strategic Affairs of the Brazilian Ministry of Economy, working on highly relevant projects, such as the Brazilian Pension Reform, the Sanitation framework and coping measures of COVID-19. She was the Special Secretary for Productivity and Competitiveness, leading the resumption of the Crédito Brasil Empreendedor program, the reduction of the Brazilian tax “IPI” and the Investment Monitor. She was President of the Board of Directors of Elo Serviços S.A. – Elo Cartões and the Brazilian Agency for Industrial Development – ABDI, as well as a member of the Board of Directors of CNP Seguros Holding Brasil S.A., among other leadership positions. Mrs. Marques has a degree in Business Administration from the Pontifical Catholic University of Rio de Janeiro – PUC/RJ, and an MBA in Finance from IBMEC.
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

Azul S.A.	117

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
Abhi Manoj Shah has been our Chief Revenue Officer since September 5, 2014, and one of the founding members of the Company. Before joining our team, he worked at JetBlue Airlines from 2004 to 2008, as well as at Boeing from 2000 to 2004. Mr. Shah was elected on October 5, 2022 as President of our operating subsidiary, ALAB, in addition to serving as President of the subsidiary Azul Viagens since July 2017. Mr. Shah holds a bachelor’s degree in aerospace engineering from the University of Texas and a master’s degree in Aerospace Engineering from the University of Washington.

118	Azul S.A.

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
Regarding the fiscal council matter, in the Annual and Extraordinary General Shareholders’ Meetings, held on April 28, 2023, the Chair recorded the request for the installation of our fiscal council which was made by shareholders holding shares representing more than 1% (one percent) of our preferred shares, pursuant to CVM Resolution No. 70, of March 22, 2022. Thus, our fiscal council was installed. Following the installation above mentioned, the members of our fiscal council were elected.
The table below indicates the name, title, date of birth, date of election and mandate term of each of the members of our fiscal council as of the date of this annual report:

Name	Title	Election Date	Mandate Term	Date of Birth

Mariana Cambiaghi Lourenço	Effective Member of the Fiscal Council	April 28, 2023	April 28, 2025	August 08, 1980
Rene Santiago dos Santos	Effective Member of the Fiscal Council	April 28, 2023	April 28, 2025	July 24, 1970
The following discussion contains summary biographical information relating to each of the members of our fiscal council:
Mariana Cambiaghi Lourenço has been an effective member of the Fiscal Council of the Company since April 2023. Mrs. Lourenço served as the Company's Controllership Officer between 2016 and 2020, as well as held, between July 2021 and May 2022, the position of effective member specializing in accounting of the Non-Statutory Audit Committee of Armac Locação, Logística e Serviços S.A.. Mrs. Lourenço was Controller at JHSF, between August 2015 and March 2016, and held the position of Chief Financial Officer (CFO) at Zenvia Mobile Serviços Digitais S.A. between August 2021 and September 2022. Mrs. Lourenço graduated in Business Administration from Fundação Armando Alvares Penteado – FAAP and in Accounting from Universidade Paulista. In addition, she has a specialization in Business Management from Fundação Dom Cabral.

Azul S.A.	119

«Table of Contents

Rene Santiago dos Santos has been an effective member of the Fiscal Council of the Company since April 2023. Mr. Santos has almost 30 years of experience in large companies, with leadership positions in the areas of finance and controllership, especially in the air transportation, retail and audit. He served as the Company's Chief Financial and Controlling Officer for more than 11 years, as well as holding the positions of Chief Financial and Administrative Officer and Investor Relations Officer at Marisa Lojas S.A., between August 2022 and February 2023. Mr. Santos also served as an Executive Financial Director at AMIL – United Health Group Brasil, and at Arcos Dourados Brasil, in addition to having held other positions in the financial area at TAM Linhas Aéreas, Grupo Pão de Açúcar and C&A Modas. He began his career in the audit industry, having worked at PwC Auditores Independentes Ltda. Mr. Santos has a degree in Accounting Sciences, and also has a specialization in Controllership from Fundação Getúlio Vargas – FGV.
Recent Developments
Resignation of Effective Member of our Fiscal Council
On May 3, 2024, Gabriela Soares Pedercini provided notice of her intent to resign as member of our fiscal council effective May 3, 2024. As of the date of this annual report, no new member of our fiscal council was elected to replace Gabriela Soares Pedercini.

B.Management Compensation
Our executive officers are entitled to compensation consisting of a fixed and variable component. The monthly fixed compensation paid to our management is based on market practices and surveys prepared by an independent consulting firm and consist of 13,33 payments per year. Such amounts are subject to annual adjustment. The variable component consists of bonus, stock and restricted share options, as further described below.
Short-term variable compensation is based on targets that, if reached, entitle the officer to an annual bonus based on his or her individual performance. The targets are established at the beginning of the year based on our strategic plan. The main performance indicators considered for purposes of variable compensation are operating margin, customer satisfaction, crewmember satisfaction, ESG and on-time performance. For managers, half of the short-term variable compensation is based on our performance, and the other half is based on the individual’s performance. On the other hand, our long-term variable compensation involves the grant of stock and restricted share options. In addition, our officers receive benefits in line with market practices, which include medical, dental and life insurance, meal vouchers and passenger tickets on our flights.
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
The aggregate compensation expense incurred to our directors, executive officers and officers in the years ended December 31, 2023, 2022 and 2021 was R$ 83 million, R$ 41 million and R$ 43 million, respectively, including stock options.
Despite the increase in the value of our shares, in the year ended December 31, 2023, from R$11.01 to R$16.01 per share and the partial cancellation of grants, there was a decrease in the estimated remuneration of Phantom Shares and, consequently, a reversal of the expense accounted for in previous periods in the approximate amount of R$ 904 million.
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

120	Azul S.A.

«Table of Contents

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
•The third program was established on April 5, 2011, authorizing the issuance of 685,600 preferred options (after giving effect to the two-for-one stock split on February 23, 2017), which were remaining from the first program. The options granted to each beneficiary under this third program vested in 48 equal monthly installments. The vested options under this program became exercisable upon the pricing of our initial public offering. The strike price under this program (after giving effect to the two-for-one stock split on February 23, 2017) is R$6.44 per preferred share, which was calculated based on a valuation of our shareholders’ equity at the time. Only 656,000 preferred options (after giving effect to the two-for-one stock split on February 23, 2017) were granted under this third program
As of December 31, 2023, we have 271,070 outstanding shares under this first stock option plan.
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
As of December 31, 2023, we have 4,739,894 outstanding shares under this second stock option plan.

Azul S.A.	121

«Table of Contents

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
On March 10, 2017, we established our third stock option plan, authorizing the issuance of options resulting in up to 11,679,389 preferred shares. The beneficiaries of our third stock option plan are certain of our statutory officers, including our Chairman and controlling shareholder David Neeleman. Our board of directors may approve various programs under our third stock option plan and determine the strike price under each program. Our board of directors may also determine if the settlement of the exercise of options should be covered by an increase in our capital stock to issue new shares to be subscribed for by our eligible statutory officers or by treasury.
•On March 14, 2017, our board of directors approved the first share-based program authorizing options which when exercised will represent 9,343,510 preferred shares. The strike price for the first program is R$11.85 per preferred share.
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
On August 19, 2022, we established our fourth stock option plan. The beneficiaries of our fourth stock option plan are certain of our statutory officers, including our Chairman and controlling shareholder David Neeleman. Our board of directors may approve various programs under our fourth stock option plan and determine the strike price under each program. Our board of directors may also determine if the settlement of the exercise of options should be covered by an increase in our capital stock to issue new shares to be subscribed for by our eligible statutory officers or by treasury shares.
There were two programs approved under the fourth stock option plan:
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
As of December 31, 2023, we have 13,724,333 outstanding shares under this fourth stock option plan.

122	Azul S.A.

«Table of Contents

On July 07, 2023, we established our fifth stock option plan. The options granted to each beneficiary under the fifth stock option plan vest in four equal annual installments. The vested options under this plan became exercisable upon the pricing of our initial public offering. The strike price under this fifth stock option plan shall reflect the lowest stock price of our preferred shares traded in the stock market during the 30 trading sessions prior to the options grant approved by the Board of Directors.
•On July 07, 2023, our compensation committee approved the first share-based program, authorizing 1,800,000 options. The strike price under this program is R$15.60 per preferred share.
As of December 31, 2023, we have 1,783,387 outstanding shares under this fifth stock option plan.
The table below shows, as of December 31, 2023, the total number of stock options granted to all beneficiaries, and the number of options that have already vested, in each case after accounting for the stock splits carried out subsequent to the date of grant:

Stock Option Plan	Total Number/ Amount of Stock Options Granted	Number of Stock Options Outstanding

First Stock Option Plan
First Program	5,032,800	180,870
Second Program	1,572,000	84,000
Third Program	656,000	6,200
Second Stock Option Plan
First Program	2,169,122	708,993
Second Program	627,810	177,592
Third Program	820,250	280,124
Fourth Program	680,467	442,796
Fifith Program	1,774,418	1,731,390
Sixth Program	1,509,499	1,398,999
Third Stock Option Plan
First Program	9,343,510	—
Fourth Stock Option Plan
First Program	8,900,000	8,900,000
Second Program	4,900,000	4,824,333
Restricted Share Units (RSU)
On June 30, 2014, we also established our restricted share units, or RSUs, plan. Under the restricted share units plan, the participants were granted a fixed monetary amount which would be converted into a quantity of restricted preferred shares equal to the monetary value in the event of an IPO. The restricted share granted to each beneficiary under the plan vests in four equal annual installments. As of the pricing of our initial public offering, the beneficiaries became vested in the restricted shares. Prior to our initial public offering, at the end of each year of the vesting period, we paid the beneficiaries in cash the portion corresponding to the value of the restricted shares already vested, at fair value and without any additions. In 2021, 2022 and 2023 495,093; 479,098 and 609,313 restricted shares were transferred to the beneficiaries of the plan, respectively.
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

Azul S.A.	123

«Table of Contents

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
The third program of the second restricted share units plan establishes that 671,186 shares will be allocated to the third program.
The Fourth program of the second restricted share units plan establishes that 500,000 shares will be allocated to the Fourth Program.
The table below shows, as of December 31, 2023, the total number of RSUs and the number of RSUs that have been granted and outstanding:

RSU Plan	Total RSUs Granted	Total RSUs Outstanding	Fair Value as of Grant Date (in reais)

First RSU Plan
First Program	487,670	—	R$21.00
Second Program	294,286	—	R$21.00
Third Program	367,184	—	R$21.00
Fourth Program	285,064	—	R$24.17
Fifth Program	291,609	—	R$24.43
Sixth Program	170,000	—	R$51.65
Seventh Program	335,593	230,693	R$11.72
Second RSU Plan
First Program	1,382,582	255,126	R$21.80
Second Program	300,000	118,661	R$42.67
Third Program	671	444,761	R$11.72
Fourth Program	500,000	495	R$1,932
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

124	Azul S.A.

«Table of Contents

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

Virtual Stock Option Plan	Total Options Granted	Total Options Outstanding

First Virtual Stock Option Plan
First Program	707,400	53,520
Second Program	405,000	0
Second Virtual Stock Option Plan
First Program	3,250,000	153,160
Second Program	1,600,000	38,820
Third Program	580,000	1,430
Directors’ and Officers’ Insurance
Our directors and officers have been covered by liability insurance since our inception. Our current directors’ and officers’ insurance policies, which we signed on March 17, 2024, are provided by Zurich Minas Brasil Seguros S.A. and Akad Seguros S.A., are renewable each year and are due for renewal on March 17, 2025. The insurance premium is US$ 1,088,303.92 and US$ 398,976.98, respectively. This policies covers damages or costs in the event our directors or officers suffer losses as a result of a lawsuit for alleged wrongful misconduct while acting in their capacity as directors or officers. See “Item 7.B. Related Party Transactions—Arrangements with Directors and Officers.”
C.Board Practices
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
Audit Committee
Our audit committee is composed of three members who are elected by our board of directors and the majority of which must be independent members. According to our bylaws, at least two members of our audit committee shall be independent members of our board of directors. The members shall be appointed for a two-year term of office, being permitted reelection, with a limit of ten consecutive years in office. Upon reaching the ten consecutive year limit, members will become eligible to serve on this committee again after three years from the end of his or her last term of office. The audit committee is responsible for: (i) advising our board of directors regarding the selection of independent auditors; (ii) reviewing the scope of the audit and other services provided by our independent auditors; (iii) evaluating and monitoring related party transactions; and (iv) evaluating our internal controls, among other things. The members of our audit committee are Renata Faber Rocha Ribeiro, Gilberto Peralta and Sérgio Eraldo de Salles Pinto (coordinator), all of whom are independent members of the audit committee under applicable SEC and NYSE rules. As of December 31, 2023 all members of our audit committee have either satisfied the independence requirements of the SEC and NYSE applicable to audit committees of foreign private issuers or qualified for an exemption under the applicable rules. At least one member of the audit committee is an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act.

Azul S.A.	125

«Table of Contents

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
D.Employees
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

126	Azul S.A.

«Table of Contents

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
As of December 31, 2023, we had 16,017 total employees, an increase of 12.4% compared to December 31, 2022.
E.Share Ownership
As of December 31, 2023, David Gary Neeleman, the chairman of our board of directors and our controlling shareholder, holds directly and indirectly 622,406,638 of our common shares, representing 67% of the common shares of our capital stock, José Mario Caprioli dos Santos, our director, indirectly holds167,455,107 of our common shares, representing 18% of our capital stock. Decio Luiz Chieppe and Renan Chieppe, our directors, indirectly hold 139,103,314 of our common shares, representing 15% of our capital stock.
For a description of our stock option plans granted to our directors and executive officers, see “Item 6.B. Directors, Senior Management and Employees—Management Compensation—Stock-Based Incentive Plans.”

Azul S.A.	127

«Table of Contents

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
In October 2022, the SEC adopted new rules, which added Section 10D of the Securities Exchange Act of 1934, as amended, requiring national securities exchanges and associations, such as the NYSE, to request listed companies to adopt a written compensation recovery (clawback) policy providing for the recovery, in the event of a required accounting restatement, of incentive-based compensation received by current and former executive officers in connection with a financial restatement, regardless of fault or misconduct, on or after October 2, 2023. The amendment to NYSE’s listing rules became effective on October 2, 2023, and issuers listed on the NYSE were required to adopt SEC-compliant clawback policies by December 1, 2023.
We are currently listed on the NYSE and, therefore, are subject to this requirement. On November 30, 2023, our board of directors approved and adopted our compensation recovery policy, a copy of which is attached as Exhibit 97 to this annual report. We have not been required to prepare an accounting restatement at any time during or after our last completed fiscal year and no recovery of awarded compensation is required pursuant to our compensation recovery policy.

128	Azul S.A.

«Table of Contents

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
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
As of the December 31, 2023, 67.00% of our outstanding common stock was held by one record holder in the United States and approximately 68.96% of our outstanding preferred shares were traded in Brazil and 31.04% of our outstanding preferred shares were held as ADRs.
The following table shows the beneficial ownership of our capital stock following as of December 31, 2023.

Name	Common Shares	Percentage of Outstanding Common Shares	Total Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Capital Stock	Economic Interest

David Neeleman(1)	622,406,638	67.00%	7,329,683	2.18%	49.79%	4.49%
Chieppe family(2)	139,103,314	14.97%	5,919,236	1.76%	11.47%	2.23%
Caprioli family(3)	167,455,107	18.03%	7,561,805	2.25%	13.84%	2.81%
Bozano Group(4)	—	—%	20,135,071	6.00%	1.59%	5.78%
Calfinco(5)	—	—%	26,995,316	8.04%	2.13%	7.75%
BlackRock Inc	—	—%	16,839,771	5.02%	1.33%	4.84%
Others	—	—%	233,234,234	69.47%	18.44%	66.99%
Executive officers and directors(6)	—	—%	1,358,699	0.40%	0.11%	0.39%
Treasury	—	—%	500,000	0.15%	0.04%	0.14%
Total	928,965,058	100.00%	335,750,796	100.00%	100.00%	100.00%

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
(6)
Consists of shares held by Carolyn Luther Trabuco, Michael Paul Lazarus, Sérgio Eraldo de Salles Pinto, Peter Eraldo de Salles Pinto and indirectly by John Peter Rodgerson, the sole member of Saleb II Founder 11 LLC., and, as such, holder of voting and dispositive power with respect to the shares held by Saleb II Founder 11 LLC. However, shares held by David Neeleman, Renan Chieppe, Decio Luiz Chieppe and José Mario Caprioli dos Santos are not being reported as being held by executive officers and directors, as they are being reported as held by David Neeleman, the Chieppe family and the Caprioli family, respectively.

Azul S.A.	129

«Table of Contents

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
The Company has not distributed dividends for the years ended December 31, 2023, 2022 and 2021.
B.Related Party Transactions
We currently engage in various transactions with related parties. These transactions are based on terms that reflect the terms that would apply to transactions with third parties.

130	Azul S.A.

«Table of Contents

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

Azul S.A.	131

«Table of Contents

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

132	Azul S.A.

«Table of Contents

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
Service Agreements with Águia Branca Participações S.A.
On January 1, 2013, the Company entered into an agreement with Águia Branca Participações S.A., one of its main shareholders, for the sharing of information technology resources during an indefinite period, which was subsequently amended four times. These transactions were ratified and approved at the meeting of our board of directors, held on February 22, 2022, with the abstentions of two of the Directors, Decio Luiz Chieppe and Renan Chieppe. The amounts payable under these agreements are based on the services actually rendered. We paid R$52 thousand, R$52 thousand, and R$52 thousand in connection with these agreements in 2023, 2022, and 2021, respectively.
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
Sublease of Aircraft to Breeze Airways
On March 2, 2020 our shareholders approved the execution of up to 28 sublease agreements with Breeze Airways, a U.S. start-up airline founded by our controlling shareholder. All E-Jets were expected to be phased out by the end of 2022 and will be subleased at least until the end of the original lease term. In December 2020, the first aircraft was delivered according to the sublease agreement signed with Breeze Airways and two more aircraft were delivered in the first quarter of 2021. As of December 31, 2023, the Company had subleased three aircraft to Breeze Airways and recorded a receivable balance of R$ 30.8 million.
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

Azul S.A.	133

«Table of Contents

Strategic Partnership with Lilium
In August 2021, the Company announced strategic partnership plans with Lilium, a wholly owned subsidiary of Lilium N.V. See “Item 4.A. History and Development of the Company.” Lilium became a related party after the election of the Company's controlling shareholder, Mr. David Neeleman, as a non-executive director on Lilium's board of directors in September 2021.
As of December 31, 2023, the Company had entered into the following instruments with Lilium: (i) a Warrant Agreement, as well as the related Warrant Certificate, both dated as of October 22, 2021; and (ii) a Registration Rights Agreement, dated as of March 8, 2022.
Leasing Agreements with Azorra
During the year ended December 31, 2023, the Company entered into an Aircraft Sale Agreement dated as of August 26, 2022, as well as five Aircraft Operating Lease Agreements (three dated as of August 26, 2022 and two dated as of September 30, 2022) with entities of the Azorra Aviation Holdings LLC group (“Azorra”), which became a related party after the election of the Company's controlling shareholder, Mr. David Neeleman, as an independent member of the board of directors of Azorra.
As of December 31, 2023, the Company had no a maintenance reserve and lease. As of December 2022 in the amount. of R$107.3 and R$113.8, respectively. During the year ended December 31, 2022, aircraft sales were made.
TAP
During the year ended December 31, 2020, as informed at the Extraordinary General Meeting, due to the crisis caused by the COVID-19 pandemic, the Portugal Government's negotiated an aid of €1.2 billion for the airline TAP with the European Commission, conditional upon, among other factors, eliminating the right to convert senior bonds, since they would not be diluted by the Portugal Government's financial contribution. As a consequence, the elimination of the conversion right meant that TAP was no longer a related party and resulted in a loss recognized in the statement of operations of R$ 637.6, recorded under “Results from transactions with related parties, net”.
C.Interests of Experts and Counsel
Not applicable.
ITEM 8.    FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
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

134	Azul S.A.

«Table of Contents

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
As of December 31, 2023, we are party to civil claims of various types (deemed “active” under our criteria, which does not consider claims in which agreements were entered into) and we have provisioned a total of R$131,5 million in respect of these civil claims. In addition, we are party to legal proceedings relating to labor law issues of various types we have provisioned a total of R$141,7 million in respect of these labor proceedings.
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
As of December 31, 2023, we are defendants judicial and administrative tax proceedings, in which we have recorded a provision of R$284.6 million for tax proceedings.
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

Azul S.A.	135

«Table of Contents

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
Statutory Reserve
Brazilian corporate law allows us to allocate a portion of our net profits to discretionary reserve accounts established in accordance with our bylaws. As of December 31, 2023, we did not have a statutory reserve. If we establish these accounts, the bylaws must indicate the purpose, allotment criteria and maximum amount of the reserve. However, we may not allocate profits to these discretionary reserve accounts if this would affect the payment of the minimum mandatory dividend.
Contingency Reserve
Brazilian corporate law allows us to allocate a percentage of our net income to a contingency reserve for anticipated losses that are deemed probable in future years, if the amount of the losses can be estimated. Any amount so allocated must be reversed in the fiscal year in which any expected loss fails to occur as projected, or charged against in the event that the expected loss occurs. The amounts to be allocated to this reserve must be approved by our shareholders. As of December 31, 2023, we did not have a contingency reserve.
Retained Profit Reserve
Brazilian corporate law allows us to retain a portion of our net income, by a decision of our shareholders, provided that the retention is included in a capital expenditure budget that has been previously approved. The allocation of funds to this reserve cannot jeopardize the payment of the minimum mandatory dividends. As of December 31, 2023, we did not have a retained profit reserve.

136	Azul S.A.

«Table of Contents

Unrealized Profit Reserve
Under Brazilian corporate law, the amount by which the mandatory dividend exceeds the “realized” net income in a given year may be allocated to an unrealized profit reserve account, and the mandatory dividends may be limited to the “realized” portion of the net income. Brazilian corporate law defines “realized” net income as the amount by which net income exceeds the sum of (i) our net positive results, if any, from the equity method of accounting and (ii) the profits, gains or income that will be received by us after the end of the next fiscal year. The unrealized profit reserve can only be used to pay mandatory dividends. Profits recorded in the unrealized profit reserve, if realized and not absorbed by losses in subsequent years, must be added to the next mandatory dividend distributed after the realization. As of December 31, 2023, we did not have an unrealized profit reserve.
Capital Reserves
Our capital reserve consists of the premium reserve, tax incentives, and investment subsidies. Under Brazilian corporate law, capital reserves may only be used (i) to absorb losses that exceed retained earnings and profit reserves, (ii) to fund redemptions, refunds or repurchases of shares, (iii) to redeem founder shares, and (iv) to increase our share capital. As of December 31, 2023, we had R$2,029.6 billion allocated to the capital reserve account.
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

Azul S.A.	137

«Table of Contents

B.Significant Changes
Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial condition or results of operations since December 31, 2023.
ITEM 9. THE OFFER AND LISTING
A.Offering and Listing Details
In the United States, our preferred shares trade in the form of ADSs. Our ADSs trades on the NYSE under the symbol “AZUL” and the preferred shares trades on the B3 under the symbol “AZUL4.” As of December 31, 2023 the ADSs represented approximately 30% of our preferred shares and 35% of our current global public float. Our ADSs began trading on the NYSE on April 11, 2017.
On May 15, 2024, the last reported sale price of our preferred shares on the São Paulo Stock Exchange was R$10.84 per share.
B.Plan of Distribution
Not applicable.
C.Markets
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

138	Azul S.A.

«Table of Contents

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

Azul S.A.	139

«Table of Contents

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

140	Azul S.A.

«Table of Contents

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
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
ITEM 10.    ADDITIONAL INFORMATION
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
The following is a brief summary of certain significant provisions of our bylaws, Brazilian corporate law, and the rules and regulations of the CVM and of the Level 2 segment of the B3. This discussion does not purport to be complete and is qualified by reference to our bylaws, and of those laws, rules and regulations. For a summary of certain of your rights as a shareholder of a company listed on the Level 2 segment of the B3, see “Item 10.B. Memorandum and Articles of Association—Rights of Our Common and Preferred Shares—Voting Rights” below.
Organization and Register
We are incorporated as a Brazilian sociedade por ações under the corporate name “Azul S.A.”. Our headquarters are at Avenida Marcos Penteado de Ulhôa Rodrigues, n. 939, 8th floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, Zip Code 06460-040, in the city of Barueri, State of São Paulo – Brazil. We are registered with the Board of Trade of the State of São Paulo – JUCESP under corporate registration number (NIRE) 35.300.361.130. We have also been registered with the CVM as a publicly-held corporation since April 7, 2017 under n. 24112.
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
•render services of aircraft hangar;
•render services of runway, flight attendance and aircraft cleaning;
•purchase and lease aircraft and other related assets;
•develop and manage its own customer loyalty program or customer loyalty programs of third parties;

Azul S.A.	141

«Table of Contents

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
Shareholders’ Agreement
For a description of our Shareholders’a Agreement, see “ Item 7.B. Related Party Transactions—Shareholders’s Agreement
General
On May 25, 2012, our principal shareholder entered into an Investment Agreement with TRIP’s Shareholders (as defined below), which provided TRIP’s Shareholders with certain rights related to the control of our Company. On June 26, 2015, the Investment Agreement was amended to include Calfinco, that subscribed new Class C preferred shares issued by us. On February 5, 2016, the Investment Agreement was amended again to include Hainan that subscribed new Class D preferred shares issued by us (the “Investment Agreement”). On September 1st, 2017, upon completion of our Initial Public Offering of Shares (“IPO”), we, Mr. David Gary Neeleman (“Mr. Neeleman”, TRIP’s former shareholders – “TRIP’s Shareholders”), Calfinco, and Hainan entered into a Shareholders’ Agreement as per the provisions of the Investment Agreement (as defined below) with the purpose of assigning each Party certain and specific rights.
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

142	Azul S.A.

«Table of Contents

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

Azul S.A.	143

«Table of Contents

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
•In case the Company is wound up, capital refund priority over the common shares, in the amount corresponding to the multiplication of the Company’s share capital by the Dividends Distribution to which the preferred shares issued by the Company are entitled to. After the priority refund over the capital for preferred shares and the refund of the capital over the common shares, the preferred shares will have right to refund of amounts equivalent to the multiplication of the remaining assets to which the shareholder is subject to due to the Dividends Distribution that the preferred shares would be entitled to. For the sake of clarification, the amounts paid to preferred shares as priority shall be considered for purposes of the calculation of the total amount to be paid to the preferred shares in case of the Company’s wind up; and
•The right to receive dividends 75 times greater than the dividends payable on each common share, as described in the section entitled “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”
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

144	Azul S.A.

«Table of Contents

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
In addition, the grant of options to purchase shares under stock option plans does not give rise to preemptive rights.

Azul S.A.	145

«Table of Contents

Dividend Rights
Dividends are allocated and distributed in accordance with Brazilian corporate law and our bylaws. For more information on dividend rights, see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

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

146	Azul S.A.

«Table of Contents

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
Shareholders’ Meetings
Our board of directors has the power to call shareholders’ meetings. Notice of shareholders’ meetings must be published at least three times in a newspaper of general circulation (currently Folha de São Paulo), pursuant to Law 13,818, dated as of April 24, 2019, in force since January 1st, 2022, which waives publication in the official newspaper. Our shareholders’ meetings are held at our headquarters, in the city of Barueri, State of São Paulo. Shareholders attending a shareholders’ meeting must produce proof of their status as shareholders and proof that they hold the shares entitling them to vote.
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

Azul S.A.	147

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
The audit committee is elected by the board of directors.

148	Azul S.A.

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

Azul S.A.	149

«Table of Contents

C.Material Contracts
Pursuant to the restructuring of our obligations with certain aircraft lessors and OEMs, as described under “Item 4.B. Business Overview—Restructuring—Aircraft Lessor and OEM Restructuring”, on September 28, 2023, certain lessors and OEMs entered into master equity investment agreements (the “Master Equity Investment Agreements”) pursuant to which such lessors and OEMs agreed to convert, in up to 12 equal quarterly consecutive installments, an aggregate of up to US$570.0 million of payment and other obligations owed to such lessors and OEMs into our preferred shares, if we elect to pay such credit in preferred shares. We are entitled to satisfy our obligation to issue preferred shares in respect of any installment by making a cash payment equal to the amount of the relevant payment and other obligations that would have been converted into preferred shares in such installment plus the relevant maximum upside amount as set forth in the relevant Master Equity Investment Agreement.
If we elect to pay the credits under the Master Equity Investment Agreements in preferred shares, we are required to commence making quarterly issuances of preferred shares in July 2024 (in respect of one lessor) or January 2025 (in respect of all other lessors and OEMs), with the issuance of all preferred shares issuable under the Master Equity Investment Agreements scheduled to be completed by October 2027.
The terms of the Master Equity Investment Agreements provide that the relevant payment and other obligations shall be satisfied through the issuance of preferred shares at a notional subscription price of R$36.00 per preferred share. The terms of the Master Equity Investment Agreements provide for upside and downside limitations, whereby if the trading price of our preferred shares is lower than R$36.00 on the date that is two business days prior to the relevant meeting of our board of directors to be held to ratify the capital increase required for the relevant quarterly issuance of preferred shares (each, a “measurement date”), we are required to compensate the relevant lessors and OEMs for the difference through the issuance of additional preferred shares. If the trading price of our preferred shares is higher than R$39.60 on any such measurement date, the number of preferred shares issuable pursuant to the Master Equity Investment Agreements is capped at a subscription price of R$39.60 per preferred share.
Such preferred shares issued in connection with the restructuring of our obligations with certain aircraft lessors and OEMs will have the same political and economic rights as to those of the preferred shares currently issued by us and, as such, will be subordinated to any of our senior debt.
Other than the agreements described above, we do not have material contracts that are not related to our operating activities. Our material contracts that are directly related to our operating activities include contracts relating to aircraft leases, fuel supply and other commercial agreements as well as contracts relating to our concession to operate as a commercial airline.
D.Exchange Controls
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
E.Taxation
The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares, including in the form of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase preferred shares, including in the form of ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as of December 31, 2023, which are subject to change.

150	Azul S.A.

«Table of Contents

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

Azul S.A.	151

«Table of Contents

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

152	Azul S.A.

«Table of Contents

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

Azul S.A.	153

«Table of Contents

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

154	Azul S.A.

«Table of Contents

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

Azul S.A.	155

«Table of Contents

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

156	Azul S.A.

«Table of Contents

A U.S. Holder may be entitled, subject to a number of complex limitations and conditions (including a minimum holding period requirement), to claim a U.S. foreign tax credit in respect of any Brazilian income taxes withheld on dividends received in respect of the preferred shares, including those in the form of ADSs. A U.S. Holder who does not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such income taxes provided the U.S. Holder elects to deduct (rather than credit) all foreign income taxes for that year. Dividends received in respect of preferred shares, including in the form of ADSs, generally will be treated as foreign-source income, subject to various classifications and other limitations and generally will be treated as passive category income for most U.S. Holders for purposes of the foreign tax credit limitation. Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021, or the Foreign Tax Credit Regulations, impose additional requirements for foreign taxes to be eligible for a U.S. foreign tax credit, and there can be no assurance that those requirements will be satisfied. A recent notice from the IRS provides temporary relief from the Foreign Tax Credit Regulations by allowing taxpayers to apply a modified version of the regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance), provided that the taxpayer consistently applies such modified version of the U.S. Treasury regulations and complies with other specific requirements set forth in the notice. However, for any period in which we are treated as a “United States-owned foreign corporation,” a portion of any dividends paid by us during such period may be treated as U.S. source solely for purposes of the foreign tax credit. We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our shares is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S.-source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Brazilian withholding taxes payable in respect of our dividends may be limited. The rules relating to computing foreign tax credits or deducting foreign taxes are extremely complex, and U.S. Holders are encouraged to consult their own tax advisors regarding the availability of foreign tax credits under their particular circumstances.
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

Azul S.A.	157

«Table of Contents

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
If Brazilian income tax is withheld on the sale or other taxable disposition of preferred shares, including in the form of ADSs, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or other taxable disposition before deduction of the Brazilian income tax. Capital gain or loss, if any, recognized by a U.S. Holder on the sale or other taxable disposition of preferred shares, including in the form of ADSs, generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, in the case of a gain from the disposition of a preferred share, including in the form of an ADS, that is subject to Brazilian income tax, the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian income tax (i.e., because the gain from the disposition would be U.S. source), unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources or if the U.S. Holder consistently elects to apply a modified version of the Foreign Tax Credit Regulations that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Alternatively, the U.S. Holder may take a deduction for any otherwise creditable tax in computing taxable income for U.S. federal income tax purposes, provided that the U.S. Holder elects to deduct all foreign taxes paid or accrued for the taxable year. The rules governing foreign tax credits are complex and a U.S. Holder is encouraged to consult its own tax advisor regarding the availability of foreign tax credits under its particular circumstances.
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
The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, the composition of the income and assets of the non-U.S. corporation from time to time and the nature of the activities performed by such non-U.S. corporation. Based on current estimates of our gross income and gross assets, the nature of our business and our current business plans (all of which are subject to change), we do not expect to be classified as a PFIC for our 2023 taxable year and our current taxable year (although the determination cannot be made until the end of such taxable year), and we intend to continue our operations in such a manner that we do not expect to be classified as a PFIC in the foreseeable future. There can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of our assets and income that is characterized as passive under the PFIC rules.

158	Azul S.A.

«Table of Contents

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
Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock (but not for the shares of any Lower-tier PFIC) to elect out of the tax treatment discussed above. A U.S. Holder electing the mark-to-market regime generally would compute gain or loss at the end of each taxable year as if the preferred shares, including those in the form of ADSs, had been sold at fair market value. Any gain recognized by the U.S. Holder under mark-to-market treatment, or on an actual sale, would be treated as ordinary income, and the U.S. Holder would be allowed an ordinary deduction for any decrease in the value of its preferred shares, including those in the form of ADSs, as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of preferred shares, including those in the form of ADSs, would be a capital loss to the extent in excess of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. Holder’s tax basis in preferred shares, including those in the form of ADSs, will be adjusted to reflect any such income or loss amounts included in gross income. If a U.S. Holder makes such an election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the reduced rate discussed above under “Item 10.E. Taxation—Material U.S. Federal Income Tax Consequences—Taxation of Dividends and Other Distributions” would not apply.

Azul S.A.	159

«Table of Contents

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
F.Dividends and Payment Agents
Not applicable.
G.Statements by Experts
Not applicable.
H.Documents on Display
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

160	Azul S.A.

«Table of Contents

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
You may request a copy of our SEC filings, at no cost, by contacting us at our headquarters at Avenida Marcos Penteado de Ulhôa Rodrigues, n. 939, 8th floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, Zip Code 06460-040, in the city of Barueri, state of São Paulo – Brazil, or by phone at the number +55 (11) 4831-2880, Attention: Investor Relations Department.
I.Subsidiary Information
For information on subsidiaries, see “Item 4.C. Organizational Structure” and “Note 1. Operations” to our audited consolidated financial statements as of December 31, 2023 and 2022 and for the year ended December 31, 2023 included in “Item 18. Financial Statements” and Exhibit 8.1 to this annual report.
J.Annual Report to Security Holders
Not applicable.
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
The risks are monitored by the Company’s management and can be mitigated through the use of swaps, terms and options, interest, in the oil and currency markets.

Azul S.A.	161

«Table of Contents

All activities with derivative financial instruments for risk management are carried out by specialists with skill, experience and adequate supervision. It is the Company's policy not to operate transactions for speculative purposes.
Foreign Currency Risk
Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in foreign exchange rates. Most of our revenues are linked to the real and our exposure to the risk of changes in exchange rates refers primarily to loans and lease liabilities indexed to the U.S. dollar (net of investments in U.S. dollars), maintenance reserves and to our TAP Bonds denominated in Euros. Also, slightly over half of our operating expenses are either payable in or affected by the U.S. dollar, such as aviation fuel, aircraft lease payments and certain flight hour maintenance contract payments. Therefore, we enter into currency forward contracts for periods with a currency exposure of up to 12 months.
Additionally, as part of our international operations, we maintain offshore bank accounts in U.S. dollars that serve as natural hedges. As of December 31, 2023, we held a U.S. dollar balance of cash and cash equivalents and short-term investments of US$ 9.3 million.
We constantly monitor the net exposure in foreign currency and evaluate the contracting of hedge transactions to protect the non-operating cash flow, projecting for a maximum period of up to 12 months, and a longer term if deemed appropriate, to minimize its exposure.
Commodity Price Risk
The volatility of aviation fuel prices is one of the most significant market risks for airlines. For the years ended December 31, 2023, 2022 and 2021, aviation fuel accounted for 34.9%, 45.2% and 32.8%, respectively, of our operating expenses, which are linked or denominated in U.S. dollars, are volatile and cannot be predicted with any degree of certainty as they are subject to many global and geopolitical factors. For example, oil prices experienced substantial variances beginning in 2009 and through June 2018. In addition, largely as a result of the war between Russia and Ukraine, Brent oil prices sharply increased from about US$75 per barrel at the end of 2021 to US$128 per barrel on March 8, 2022. As of December 31, 2023, the Brent oil price was US$77 per barrel. Airlines often use WTI crude or heating oil future contracts to protect their exposure to jet fuel prices. We attempt to mitigate fuel price volatility primarily through derivative financial instruments or a fixed price agreement with Vibra Energia.
Sensitivity Analysis
Our sensitivity analysis measures the impact of interest rate risk, foreign currency risk, and commodity price risk on the results of operations considering two different scenarios: (i) the adverse scenario, which assumes that the relevant interest rate, foreign currency or fuel price will worsen by 25% and (ii) the remote scenario, which assumes that relevant interest rate, exchange rate or fuel price will worsen by 50%. For information on risk management, see “Note 35. Risk Management” to our audited consolidated financial statements as of the year ended December 31, 2023.

			As of December 31, 2023
Risk Factor	Financial Instrument	Risk	Adverse Scenario	Remote Scenario
			(in thousands of R$)

Financing	Interest rate	CDI	19,602	39,205
Financing	Interest rate	LIBOR	(1,309)	(2,618)
Financing	Interest rate	SOFR	(5,648)	(11,297)
Assets	Exchange rate	Euro rate decrease	(196,820)	(393,640)
Liabilities and aircraft leases	Exchange rate	U.S. dollar rate increase	(6,606,669)	(13,213,337)
Aircraft fuel	Cost per liter	Fuel price	(1,472,621)	(2,945,243)

162	Azul S.A.

«Table of Contents

PART II

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not applicable.
B.Warrants and Rights
Not applicable
C.Other Securities
Not applicable.
D.American Depositary Shares
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

Azul S.A.	163

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

164	Azul S.A.

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

Azul S.A.	165

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

166	Azul S.A.

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

Azul S.A.	167

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
•any applicable fees and penalties thereon.

168	Azul S.A.

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
The depositary reimburses us for certain expenses we incur in connection with the ADR program. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. In this context, for the year ended December 31, 2023, Citibank N.A. reimbursed us or paid on our behalf approximately US$275,488.84.
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

Azul S.A.	169

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
The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

170	Azul S.A.

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
In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Azul S.A.	171

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

172	Azul S.A.

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
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded in our internal control over financial reporting, our disclosure controls and procedures were not effective as of December 31, 2023. Through additional procedures prior to the filing, our consolidated financial statements included in this report fairly present, in all material respects, our financial position, results of operations, capital position, and cash flows for the periods presented, in conformity with the International Financial and Reporting Standards – IFRS, as issued by the International Accounting Standards Board – IASB.

Management’s Report on Internal Control over Financial Reporting
Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023 in accordance with the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on such assessment and criteria, our management has identified material weaknesses as described below.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual financial statements will not be prevented or detected on a timely basis.
Management’s risk assessment process failed to identify certain risks of material misstatement and therefore impacted its ability to properly design, implement and execute significant classes of transactions and financial reporting controls to fully address the requirements of the COSO criteria and management also failed in the execution of certain relevant controls, including the validation of the completeness and accuracy of information derived from IT systems and end-user computing spreadsheets (information produced by the entity – IPE) used in the performance of those controls.
Despite the fact that the material weaknesses referred to above did not result in a material misstatement in our consolidated financial statements for the year ended December 31, 2023.

Azul S.A.	173

«Table of Contents

Remediation Plan for Material Weaknesses in Internal Control over Financial Reporting Controls and related information produced by entity that support underlying data.
Throughout 2023, management was dedicated to establishing and executing proper controls within the information technology environment, successfully eliminating the existing related material weakness. However, we encountered failures or lack of controls in significant classes of transactions and financial reporting processes, primarily related to the accounting of the impacts of the capital restructuring effort which the company pursued in 2023. Additionally, we did not maintain adequate evidence concerning information produced by the entity (IPE) used in the performance of the significant classes of transactions related controls.
To address these material weaknesses, we will continue to train our team and review our internal controls matrix with the aim of enhancing its quality and effectiveness, thus ensuring compliance with the Sarbanes-Oxley Act (and the associated regulations issued by the SEC) and the Internal Control—Integrated Framework (2013) issued by COSO. To this end, we plan to implement suitable corrective measures and reassess our internal controls framework to reduce the risk of potential inaccuracies in our consolidated financial statements, which may involve engaging external parties.
Changes in Internal Control over Financial Reporting
Other than changes described under Remediation Plan above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16.    [RESERVED]
A.AUDIT COMMITTEE FINANCIAL EXPERT
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
B.CODE OF ETHICS
We currently have a code of ethics which has been accepted by all of our directors and executive officers and other personnel. Our Code of Ethics and Conduct is available on our Investor Relations website at ri.voeazul.com.br, under the “Corporate Governance—Code of ethics” tab. The information on our website is not incorporated into this annual report.
C.PRINCIPAL ACCOUNTANT FEES AND SERVICES
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

174	Azul S.A.

«Table of Contents

All of the services in 2023 and 2022 under the Audit Fees, Audit Related Feed and Tax Fees categories below have been approved by the Audit Committee (in thousands of reais):

	Year Ended December,
	2023	2022

Audit Fees(1)	4,670	4,634
Audit-Related Fees(2)	4,195	338
Tax Fees(3)	—	—
Total	8,865	4,972

(1)	“Audit fees” are the fees billed in connection with the audit of our annual consolidated financial statements, the review of our quarterly financial information, and the statutory audits of subsidiaries.
(2)	“Audit-related fees” refer to services related to the issuance of comfort letters and agreed upon procedures in 2022 and 2023.
(3)	“Tax Fees” refer to fees billed in connection with tax compliance services.
Our audit committee pre-approves all audit and non-audit services provided by our independent auditor pursuant to the Sarbanes-Oxley Act of 2002.
D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.
F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
G.CORPORATE GOVERNANCE
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

Azul S.A.	175

«Table of Contents

NYSE Standards	Our Corporate Governance Practices

Nominating/Corporate Governance Committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies” are exempt from these requirements. §303A.04 As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

Governance Committee. We have a Governance Committee to be converted into an Environmental, Social and Governance Committee, or simply “ESG Committee”, which covers specific competencies to improve the implementation and maintenance of best market practices, like (i) develop and oversee the ESG plan, ensuring action plans are integrated and align with internal procedures for implementation; (ii) assist the executive team in updating the Company's Code of Ethics and Conduct; (iii) advise on joining or continuing participation in national or international ESG-related agreements; and (iv) help prepare and update reports showing the Company's ESG efforts to stakeholders.
The ESG Committee consisting of four members, two of whom must qualify as independent directors under the listing rules of the Brazilian stock exchanges, that are elected by and report directly to our board of directors. The purpose, roles, duties and procedures of the ESG Committee are specified by the ESG Committee’s Internal Regulations.

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

Compensation Committee. We have a Compensation Committee consisting of three members, two of whom must qualify as independent directors under the listing rules of the Brazilian stock exchanges, that are elected by and report directly to our board of directors. The purpose, roles, duties and procedures of the Compensation Committee are (i) reviewing corporate goals; (ii) evaluating certain executive compensation arrangements as well as the performance of key executives, and
(iii) recommending compensation, incentive-compensation and stock option and restricted stock plans to the board of executive officers.
More about the purpose of this committee are specified by the Compensation Committee’s Internal Regulations.

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

176	Azul S.A.

«Table of Contents

NYSE Standards	Our Corporate Governance Practices

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §§303A.08 & 312.03	Equity Compensation Plans. Our equity based compensation plans require shareholder approval. The grants under the plans require approvals from the Compensation Committee and our board of directors.

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

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10

Code of Business Conduct and Ethics. Our Code of Ethics and Conduct, or the Code, last updated and approved by the board of directors on August 10th, 2023, sets forth the ethical principles and standards of conduct that guide the businesses and decisions of the Company. The Code contains policies, standards, reporting procedures and other compliance procedures and established the Ethics and Conduct Committee and Canal Confidencial (the whistleblower channel) to provide full transparency to and intensify the dissemination of the Code. The Ethics and Conduct Committee is responsible for the management of the Code, ensuring its compliance and adequacy to the reality of the business environment of Azul. The Canal Confidencial consists of a direct communications platform that can be used by crewmembers to solve any doubts, obtain clarifications or file reports.

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

H.MINE SAFETY DISCLOSURE
Not applicable.
I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

Azul S.A.	177

«Table of Contents

J.INSIDER TRADING POLICIES
Not applicable.
K.CYBERSECURITY
Cybersecurity Risk Management and Strategy
We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. These risks include, among other things: operational risks, intellectual property theft, fraud, extortion, harm to employees or customers and violation of data privacy or security laws.
Identifying and assessing cybersecurity risk is integrated into our overall risk management systems and processes and are based on best practices provided by international standards such as the National Institute of Standards and Technology ("NIST"), European Union Agency for Cybersecurity (“ENISA”), Cloud Security Alliance (“CSA”), ISO/IEC 27001, ISO/IEC 27701 and comply with applicable local data privacy legislation and the Sarbanes-Oxley Act. Cybersecurity risks related to our business, technical operations, privacy and compliance issues are identified and addressed through a multi-faceted approach including third party assessments, internal IT audit, IT security, governance, risk and compliance reviews. To defend, detect and respond to cybersecurity incidents, we, among other things: (i) conduct proactive privacy and cybersecurity reviews of systems and applications, (ii) audit applicable data policies, (iii) perform penetration testing using external third-party tools and techniques to test security controls, continuously and automated testing and validating cybersecurity defenses against threats in real time, helping to reduce exposure and prioritize remediation efforts. We also rely on the support of PwC (a multinational auditing and business consulting firm) for internal auditing for SOC, 24x7 monitoring and IT assets, (iv) conduct employee training, (v) monitor emerging laws and regulations related to data protection and information security (including our consumer products) and (vi) implement appropriate changes.
We have implemented incident response and breach management processes which have the following stages: (i) preparation, (ii) identification and reporting, (iii) initial analysis, registration and appointment of the incident response team, (iv) prioritization of the incident, (v) containment, remediation and recovery and (vi) post-incident activities. Such incident responses are overseen by the Incident Management Team. Security events and data incidents are evaluated, ranked by severity and prioritized for response and remediation. Incidents are evaluated to determine materiality as well as operational and business impact, and reviewed for privacy impact. Incidents that may have severe impacts on the company will be addressed in accordance with the Cyber Crisis Response Plan.
We also conduct exercises to simulate responses to cybersecurity incidents. Our team of cybersecurity professionals then collaborate with technical and business stakeholders across our business units to further analyze the risk to the company, and form detection, mitigation and remediation strategies. As part of the above processes, we regularly engage external auditors and consultants to assess our internal cybersecurity programs and compliance with applicable practices and standards.
Our risk management program also assesses third party risks, and we perform third-party risk management to identify and mitigate risks from third parties such as suppliers, and other business partners associated with our use of third-party service providers. Cybersecurity risks are evaluated when determining the selection and oversight of applicable third-party service providers and potential fourth-party risks when handling and/or processing our employee, business or customer data We conduct cyber maturity assessments, with the support of AON (british multinational risk management company), based on the NIST framework and ISO/IEC 27001, based on an analysis of the security domains and critical controls of the organizations assessed.
We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition, under the heading “We depend significantly on automated systems and any cyberattacks, breakdown, hacking or changes in these systems may adversely affect us” included as part of our risk factor disclosures at Item 3D of this annual report.

178	Azul S.A.

«Table of Contents

Cybersecurity Governance
Cybersecurity is an important part of our risk management processes and an area of focus for our board and management.
Board Oversight
The Information Security Management System (ISMS) established to safeguard the critical information assets of our company. The ISMS operates under the oversight of the IT Board, represented by Mr. Felipe Starling Medeiros as the CIO, and reports directly to the General Manager, Mr. Robson Braga da Costa.
The ISMS is designed with a comprehensive approach to information security, encompassing four key teams:
•Governance, Risk Management, and Compliance (GRC): This team establishes the overarching security framework, including policies, procedures, and standards. They conduct risk assessments, ensuring compliance with relevant regulations and industry best practices.
•Identity and Access Management (IAM): This team focuses on managing user identities and access privileges to sensitive data and systems. They implement access controls, user provisioning and de-provisioning.
•Cybersecurity (CIS): This team takes a proactive approach to defending our systems and data from cyber threats. They deploy firewalls, intrusion detection/prevention systems, and vulnerability management programs. Additionally, they conduct security awareness training for employees.
•Data Protection & Privacy (DPP): This team ensures the airline meets all data protection and privacy regulations. They manage data classification, implement data loss prevention (DLP) solutions, and oversee incident response procedures in case of data breaches.
Reporting and Oversight
The Information Security team reports directly to the CIO, providing regular updates on security posture, identified risks, and implemented controls. The IT Board receives periodic reports on ISMS effectiveness, ensuring alignment with the organization's overall IT strategy and risk management framework.
The structured approach to Information Security scope
Comprehensive Security: Addresses information security from all angles, including governance, risk, compliance, identity, access control, cyber threats, and data protection.
Centralized Management: Provides a single point of accountability for information security within the IT department.
Risk-Based Approach: Focuses resources on the most critical risks to the airline's information assets.
Alignment with Regulations: Ensures compliance with relevant data protection and privacy regulations.
Improved Security Culture: Fosters a culture of security awareness across the organization.
Therefore, it is concluded that implemented ISMS structure provides a robust framework for protecting our airline's sensitive information. The dedicated teams and clear reporting structure ensure a proactive approach to information security, minimizing risks and safeguarding valuable data assets.
This report offers a high-level overview of the ISMS. For further details on specific policies, procedures, or team responsibilities, please refer to the dedicated ISMS documentation.
Azul reinforces that has not experienced any material cybersecurity incident recently and continues to monitor and improves its security measures constantly.

Azul S.A.	179

«Table of Contents

PART III

ITEM 17.    FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of responding to this Item.
ITEM 18.    FINANCIAL STATEMENTS
See our audited consolidated financial statements beginning on page F-1.
ITEM 19.    EXHIBITS

Exhibit Number	Description

1.1*	Bylaws of the Registrant (English Translation)
2.d**	Description of the Securities
2.1*
Form of Deposit Agreement among the Registrant, Citibank, N.A., as depositary, and the Owners and Holders from time to time of American Depositary Shares issued thereunder (previously filed as Exhibit 99(d) of Form F-6 (File No. 333-263414) as filed with the SEC on March 10, 2022, and incorporated by reference herein).

2.2*
Indenture, dated as of October 26, 2017, among Azul Investments LLP, Azul S.A., Azul Linhas Aéreas Brasileiras S.A. and U.S. Bank National Association, in connection with the 5.875% Senior Notes Due 2024 (previously filed as Exhibit 2.2 of Form 20-F (File No. 001-38049) as filed with the SEC on April 27, 2018, as incorporated by reference herein.)

2.3†*
Indenture, dated as of June 15, 2021, among Azul Investments LLP, Azul S.A., Azul Linhas Aéreas Brasileiras S.A. and UMB Bank, National Association, in connection with the 7.250% Senior Notes Due 2026 (previously filed as Exhibit 2.3 of Form 20-F (File No. 001-38049) as filed with the SEC on April 20, 2023, as incorporated by reference herein..

2.4**
Supplemental Indenture, dated as of July 14, 2023, among Azul Investments LLP, Azul S.A., Azul Linhas Aéreas Brasileiras S.A. and U.S. Bank National Association, in connection with the 5.875% Senior Notes Due 2024

2.5**
Supplemental Indenture, dated as of July 14, 2023, among Azul Investments LLP, Azul S.A., Azul Linhas Aéreas Brasileiras S.A. and UMB Bank, National Association, in connection with the 7.250% Senior Notes Due 2026

2.6**
Base Indenture, dated as of July 14, 2023, among Azul Secured Finance LLP, Azul S.A., Azul Linhas Aéreas Brasileiras S.A., Intelazul S.A., ATS Viagens e Turismo Ltda., Azul IP Cayman Holdco LTD., Azul IP Cayman LTD., UMB Bank, National Association, and TMF Brasil Administração e Gestão de Ativos Ltda.

2.7**
First Supplemental Indenture, dated as of July 14, 2023, among Azul Secured Finance LLP, Azul S.A., Azul Linhas Aéreas Brasileiras S.A., Intelazul S.A., ATS Viagens e Turismo Ltda., Azul IP Cayman Holdco LTD., Azul IP Cayman LTD., UMB Bank, National Association, and TMF Brasil Administração e Gestão de Ativos Ltda., in connection with the 11.500% Senior Secured Second Out

2.8**
Second Supplemental Indenture, dated as of July 14, 2023, among Azul Secured Finance LLP, Azul S.A., Azul Linhas Aéreas Brasileiras S.A., Intelazul S.A., ATS Viagens e Turismo Ltda., Azul IP Cayman Holdco LTD., Azul IP Cayman LTD., UMB Bank, National Association, and TMF Brasil Administração e Gestão de Ativos Ltda., in connection with the 10.875% Senior Secured Second Out Notes due 2030

2.9**
Indenture, dated as of July 20, 2023, among Azul Secured Finance LLP, Azul S.A., Azul Linhas Aéreas Brasileiras S.A., Intelazul S.A., ATS Viagens e Turismo Ltda., Azul IP Cayman Holdco LTD., Azul IP Cayman LTD., UMB Bank, National Association, and TMF Brasil Administração e Gestão de Ativos Ltda., in connection with the 11.930% Senior Secured First Out Notes Due 2028

2.10**
Indenture, dated as of September 28, 2023, among Azul Investments LLP, Azul S.A., Azul Linhas Aéreas Brasileiras S.A. and U.S. Bank National Association, in connection with the 7.500% Senior Notes Due 2030

2.11**
Supplemental Indenture, dated as of October 31, 2023, among Azul Secured Finance LLP, Azul S.A., Azul Linhas Aéreas Brasileiras S.A., Intelazul S.A., ATS Viagens e Turismo Ltda., Azul IP Cayman Holdco LTD., Azul IP Cayman LTD., UMB Bank, National Association, and TMF Brasil Administração e Gestão de Ativos Ltda., in connection with the 11.930% Senior Secured First Out Notes Due 2028

180	Azul S.A.

«Table of Contents

Exhibit Number	Description

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

4.7**
Intercreditor, Collateral Sharing and Accounts Agreement, dated as of July 14, 2023, among Azul Secured Finance LLP, Azul S.A., other obligors, TMF Brasil Administração e Gestão de Ativos Ltda., UMB Bank, National Association, Aercap Administrative Services Limited and. Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda.

Azul S.A.	181

«Table of Contents

Exhibit Number	Description

4.8**
Supplement No. 1 to the Intercreditor, Collateral Sharing and Accounts Agreement, dated as of July 20, 2023, among Azul Secured Finance LLP, Azul S.A., other obligors, TMF Brasil Administração e Gestão de Ativos Ltda., UMB Bank, National Association, Aercap Administrative Services Limited and. Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda.

4.9**
Supplement No. 2 to the Intercreditor, Collateral Sharing and Accounts Agreement, dated as of October 31, 2023, among Azul Secured Finance LLP, Azul S.A., other obligors, TMF Brasil Administração e Gestão de Ativos Ltda., UMB Bank, National Association, Aercap Administrative Services Limited and. Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda.

8.1**	List of subsidiaries of the Company
12.1**	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1 **	Consent of Ernst & Young Auditores Independentes S/S Ltda.
97**	Dodd-Frank Clawback Policy adopted by Azul S.A.
101.INS**	Inline XBRL Instance Document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(*)	Previously filed.
(**)	Filed herewith.
†	Certain identified confidential information has been redacted from this exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

182	Azul S.A.

«Table of Contents

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Azul S.A.

By:	/s/ John Peter Rodgerson
Name: John Peter Rodgerson
Title: Chief Executive Officer

By:	/s/ Alexandre Wagner Malfitani
Name: Alexandre Wagner Malfitani
Title: Chief Financial Officer and Investor Relations Officer
Barueri/SP, Brazil
May 15, 2024

Azul S.A.	183

«Table of Contents

Azul S.A.
Consolidated Financial Statements
December 31, 2023, 2022 and 2021
with Reports of Independent Registered Public Accounting Firm

Azul S.A.	Consolidated Financial Statements	F-1

«Table of Contents

F-2	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Azul S.A.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Azul S.A. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated May 15, 2024, expressed an adverse opinion thereon.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Azul S.A.	Report of Independent Registered Public Accounting	F-3

«Table of Contents | « Index to Financial Statements

Passenger revenue (including breakage)
Description of the Matter
The Company’s passenger revenue was R$17,227,728 thousand for the year ended December 31, 2023. Passenger revenue is recognized when air transportation is actually provided. Tickets sold and loyalty program (“TudoAzul”) points issued, but not yet used are deferred and recorded as a liability under “Air traffic liability and loyalty program”, net of the estimated revenue from air tickets and TudoAzul points that will expire unused (breakage). As disclosed in Note 25.2 to the consolidated financial statements, the Company’s estimate of breakage was R$576,245 thousand at December 31, 2023.
Breakage is estimated using statistical models primarily based on historical data, ticket terms and customers’ travel behavior. Breakage on outstanding loyalty program points is estimated using statistical models based on historical data, including redemption patterns.
Auditing passenger revenue (including breakage) was especially challenging since passenger revenue recognition is highly dependent on information technology systems and due to the complexity of the estimates used by management, such as expectations of the expiration of unused tickets and loyalty program points future redemption patterns.

How We Addressed the Matter in Our Audit
To test passenger revenue, including the estimate of breakage, our audit procedures included, among others, obtaining external confirmations for a sample of the accounts receivable balance; tracing a sample of passenger revenues to third-party evidence and flight logs; using automated audit techniques to assist us in validating the air traffic liability; and, comparing breakage rates with historical data and analyzing breakage rate trends over the years. We also assessed the Company’s disclosures in respect of passenger revenue and breakage in Notes 33 and 25, respectively, to the consolidated financial statements.

F-4	Report of Independent Registered Public Accounting	Azul S.A.

«Table of Contents | « Index to Financial Statements

Maintenance reserve
Description of the Matter
As disclosed in Note 11.2 to the consolidated financial statements, at December 31, 2023, the Company’s maintenance reserve deposits, net of the provision for loss, were R$1,874,958 thousand. Under the terms of certain agreements with aircraft and engine lessors, as aircraft and engines are used, the Company is required to pay deposits to lessors to be held as collateral for the performance of major maintenance activities, which are then reimbursable upon completion of the maintenance event.
The Company assesses whether its maintenance reserve deposits are expected to be recovered based on the expected usage of the aircraft and timing of future maintenance events. A provision for loss is recorded for deposits that will probably not be recovered.
Auditing the recoverability of the maintenance reserve deposits was especially challenging due to the degree of judgment required in estimating the expected usage of the aircraft and timing of future maintenance events.

How We Addressed the Matter in Our Audit
To test the maintenance reserve deposits balance, net of the provision for loss, our audit procedures included, among others, confirming maintenance reserve deposit balances for individual contracts with the respective lessors; tracing elements of actual maintenance expenses incurred to supporting documentation; evaluating the Company’s analysis of the recoverability of the maintenance reserve deposits that includes the assessment of the timing of future maintenance event and expected usage of the aircraft; and, comparing relevant inputs in the Company’s estimate to contractual agreements with the lessors. We also assessed the Company’s disclosures in respect of its maintenance reserve deposits in Note 11 to the consolidated financial statements.

Net working capital and capital structure
Description of the Matter
As more fully described in Note 2.2 to the consolidated financial statements, at December 31, 2023, the Company’s negative equity was R$21,327,848 thousand, negative net working capital was R$9,704,733 thousand and loss for the year then ended was R$2,380,456 thousand. Management assessed its business plan approved by the Board of Directors to determine whether the Company is capable of continuing its operations and fulfilling its obligations.
Auditing management’s assessment was complex and required significant auditor judgement, as the judgements and assumptions applied by management in making their assessment include estimating future demand and revenue as well as evaluating the impacts from negotiations with lessors and financial institutions, the Company’s access to additional capital and other future market conditions that are subject to significant estimation uncertainty. Those assumptions and judgements are forward-looking and could be affected by future economic events and market conditions.

How We Addressed the Matter in Our Audit
To test management’s assessment our audit procedures included, among others, involving our valuation specialists to assist in evaluating management’s financial forecasting model and key assumptions; testing the mathematical accuracy of that model; comparing key inputs against historical financial information and records and performing a sensitivity analysis. We also assessed the Company’s disclosures in respect of its capital structure and net working capital in Note 2.2 to the consolidated financial statements.

Azul S.A.	Report of Independent Registered Public Accounting	F-5

«Table of Contents | « Index to Financial Statements

Modifications to aircraft right-of-use assets and lease liabilities
Description of the Matter
At December 31, 2023, the Company’s aircraft right-of-use assets, net of accumulated depreciation, was R$6,862,385 thousand, as disclosed in Note 16.2 to the consolidated financial statements. Also, the Company’s aircraft lease liabilities at December 31, 2023 were R$14,909,157 thousand, as disclosed in Notes 19.3, 19.4 and 19.5 to the consolidated financial statements. Also, as more fully disclosed in Note 2.1.4.5, the Company’s modifications to its aircraft lease agreements with its lessors were complex and affected a large number of its aircraft lease agreements.
Auditing the modifications to aircraft lease agreements was especially challenging due to the significance of the amounts involved and the complexity of the modifications to aircraft lease agreements, as well as the uncertainties involved and the degree of judgment exercised by management in determining significant assumptions, which include, among others, the discount rate used to measure the lease liability.

How We Addressed the Matter in Our Audit
To test the Company’s aircraft lease modifications, our audit procedures included, among others, reading the modified lease contracts to understand their terms and conditions, including assessing whether they are in the scope of IFRS 16 Leases; assessing the criteria adopted by the management for a sample of agreements by recalculating the amounts involved for these transactions; testing the timing of recognition of the lease modifications with the respective lease agreements; and, involving our specialists to assist us with the evaluation of management’s assumptions and judgments used to determine the discount rate used to measure the lease liability. We also assessed the Company’s disclosures in respect to lease modifications, the aircraft right-of-use assets and lease liabilities in Notes 2.1.4.5, 16 and 19 to the consolidated financial statements, respectively.

/s/ Ernst & Young Auditores Independentes S/S Ltda.
We have served as the Company’s auditor since 2009.
São Paulo, Brazil
May 15, 2024

F-6	Report of Independent Registered Public Accounting	Azul S.A.

«Table of Contents | « Index to Financial Statements

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Azul S.A.
Opinion on Internal Control Over Financial Reporting
We have audited Azul S.A.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Azul S.A. (the Company) has not maintained effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management’s risk assessment process failed to identify certain risks of material misstatement and therefore impacted its ability to properly design, implement and execute significant classes of transactions and financial reporting controls to fully address the requirements of the COSO criteria. Management also failed in the execution of certain relevant controls, including the validation of the completeness and accuracy of information derived from IT systems and end-user computing spreadsheets (information produced by the entity – IPE) used in the performance of those controls.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report dated May 15, 2024, which expressed an unqualified opinion thereon.
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

Azul S.A.	Report of Independent Registered Public Accounting	F-7

«Table of Contents | « Index to Financial Statements

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
/s/ Ernst & Young Auditores Independentes S/S Ltda.
São Paulo, Brazil
May 15, 2024

F-8	Report of Independent Registered Public Accounting	Azul S.A.

«Table of Contents | « Index to Financial Statements
Consolidated Statements of Financial Position
As of December 31, 2023 and 2022
(In thousands of Brazilian reais – R$)

		December 31,
Assets	Note	2023	2022

Current assets
Cash and cash equivalents	6	1,897,336	668,348
Accounts receivable	8	1,109,408	1,803,998
Aircraft sublease	9	14,592	70,193
Inventories	10	799,208	721,738
Deposits	11	515,692	1,025,168
Taxes recoverable	12	219,433	234,891
Derivative financial instruments	23	21,909	36,054
Advances to suppliers	13	221,051	121,697
Other assets		245,518	189,849
Total current assets		5,044,147	4,871,936

Non-current assets

Long-term investments	7	780,312	733,043
Aircraft sublease	9	16,210	105,860
Deposits	11	1,777,803	1,514,393
Derivative financial instruments	23	—	235,896
Other assets		143,781	328,005
Property and equipment	15	2,295,851	1,953,089
Right-of-use assets	16	9,011,558	7,552,548
Intangible assets	17	1,463,247	1,426,523
Total non-current assets		15,488,762	13,849,357

Total assets		20,532,909	18,721,293
The accompanying notes are an integral part of these consolidated financial statements.

Azul S.A.	Consolidated Financial Statements	F-9

«Table of Contents | « Index to Financial Statements
Consolidated Statements of Financial Position
As of December 31, 2023 and 2022
(In thousands of Brazilian reais – R$)

		December 31,
Liabilities and equity	Note	2023	2022

Current liabilities
Loans and financing	18	1,100,051	1,112,940
Reverse factoring	22	290,847	753,352
Leases	19	3,687,392	4,025,948
Convertible debt instruments	20	25,807	14,789
Accounts payable	21	2,277,841	2,517,828
Airport taxes and fees	24	588,404	831,897
Air traffic liability and loyalty program	25	5,205,876	4,140,025
Salaries and benefits	26	474,797	479,412
Taxes payable	27	142,168	193,588
Derivative financial instruments	23	68,905	69,365
Provisions	28	736,430	834,288
Other liabilities		150,362	82,673
Total current liabilities		14,748,880	15,056,105

Non-current liabilities
Loans and financing	18	8,598,861	6,119,759
Leases	19	11,459,019	10,556,885
Convertible debt instruments	20	1,175,803	1,388,930
Accounts payable	21	1,320,927	516,971
Airport taxes and fees	24	1,171,679	502,872
Taxes payable	27	112,287	71,595
Derivative financial instruments	23	840	175,210
Deferred income tax and social contribution	14	39,526	—
Provisions	28	2,404,423	2,408,706
Other liabilities		828,512	931,760
Total non-current liabilities		27,111,877	22,672,688

Equity	30
Issued capital		2,314,821	2,313,941
Advance for future capital increase		789	61
Capital reserve		2,029,610	1,970,098
Treasury shares		(9,041)	(10,204)
Other comprehensive income		3,106	5,281
Accumulated losses		(25,667,133)	(23,286,677)
		(21,327,848)	(19,007,500)
Total liabilities and equity		20,532,909	18,721,293
The accompanying notes are an integral part of these consolidated financial statements.

F-10	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Consolidated Statements of Operations
Years ended December 31, 2023, 2022 and 2021
(In thousands of Brazilian reais – R$, except basic and diluted loss per share)

		Years ended December 31,
	Note	2023	2022	2021

Passenger revenue		17,227,728	14,594,945	8,811,044
Other revenues		1,326,697	1,353,122	1,164,685
Total Revenue	33	18,554,425	15,948,067	9,975,729

Aircraft fuel		(5,890,485)	(6,561,288)	(3,257,223)
Salaries and benefits		(2,408,364)	(1,954,568)	(1,748,441)
Airport taxes and fees		(1,059,258)	(911,246)	(677,653)
Auxiliary services for air transport		(807,563)	(641,900)	(395,533)
Maintenance		(898,282)	(616,209)	(546,647)
Advertising and publicity		(779,264)	(699,003)	(403,987)
Depreciation and amortization		(2,404,223)	(2,094,448)	(1,544,333)
Impairment and onerous contracts		245,636	1,102,791	1,075,682
Insurance		(89,492)	(103,216)	(80,256)
Other		(2,802,036)	(2,039,425)	(2,342,543)
		(16,893,331)	(14,518,512)	(9,920,934)

Operating profit		1,661,094	1,429,555	54,795

Financial income		220,141	277,289	154,280
Financial expenses		(5,608,771)	(4,793,782)	(3,838,243)
Derivative financial instruments, net		(238,458)	958,005	864,184
Foreign currency exchange, net		1,625,064	1,406,566	(1,443,046)
Financial result	34	(4,002,024)	(2,151,922)	(4,262,825)

Result from related party transactions	29	—	—	(5,178)

Loss before income tax and social contribution		(2,340,930)	(722,367)	(4,213,208)

Deferred income tax and social contribution	14	(39,526)	—	—

Loss for the year		(2,380,456)	(722,367)	(4,213,208)

Basic loss per common share – R$	31	(0.09)	(0.03)	(0.16)
Diluted loss per common share – R$	31	(0.09)	(0.03)	(0.16)
Basic loss per preferred share – R$	31	(6.85)	(2.08)	(12.19)
Diluted loss per preferred share – R$	31	(6.85)	(2.08)	(12.19)
The accompanying notes are an integral part of these consolidated financial statements.

Azul S.A.	Consolidated Financial Statements	F-11

«Table of Contents | « Index to Financial Statements
Consolidated Statements of Comprehensive loss
Years ended December 31, 2023, 2022 and 2021
(In thousands of Brazilian reais – R$)

		Years ended December 31,
	Note	2023	2022	2021

Loss for the year		(2,380,456)	(722,367)	(4,213,208)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Post-employment benefit	28	(2,175)	(518)	5,144
Total comprehensive loss		(2,382,631)	(722,885)	(4,208,064)
The accompanying notes are an integral part of these consolidated financial statements.

F-12	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Consolidated Statements of Changes in Equity
Years ended December 31, 2023, 2022 and 2021
(In thousands of Brazilian reais – R$)

Description	Note	Issued capital	Advance for future capital increase	Treasury shares	Capital reserve	Other comprehensive income	Accumulated losses	Total

At December 31, 2020		2,246,367	20,625	(13,182)	1,947,887	655	(18,351,102)	(14,148,750)

Loss for the year		—	—	—	—	—	(4,213,208)	(4,213,208)
Post-employment benefit	28	—	—	—	—	5,144	—	5,144
Total comprehensive income		—	—	—	—	5,144	(4,213,208)	(4,208,064)

Share buyback	30	—	—	(16,198)	—	—	—	(16,198)
Share-based payment (*)	30/32	44,509	(20,505)	17,421	(1,416)	—	—	40,009
At December 31, 2021		2,290,876	120	(11,959)	1,946,471	5,799	(22,564,310)	(18,333,003)

Loss for the year		—	—	—	—	—	(722,367)	(722,367)
Post-employment benefit	28	—	—	—	—	(518)	—	(518)
Total comprehensive income		—	—	—	—	(518)	(722,367)	(722,885)

Share buyback	30	—	—	(3,923)	—	—	—	(3,923)
Share-based payment (*)	30/32	23,065	(59)	5,678	23,627	—	—	52,311
At December 31, 2022		2,313,941	61	(10,204)	1,970,098	5,281	(23,286,677)	(19,007,500)

Loss for the year		—	—	—	—	—	(2,380,456)	(2,380,456)
Post-employment benefit	28	—	—	—	—	(2,175)	—	(2,175)
Total comprehensive income		—	—	—	—	(2,175)	(2,380,456)	(2,382,631)

Share buyback	30	—	—	(6,826)	—	—	—	(6,826)
Share-based payment (*)	30/32	880	728	7,989	59,512	—	—	69,109

At December 31, 2023		2,314,821	789	(9,041)	2,029,610	3,106	(25,667,133)	(21,327,848)

(*) Refers to the receipt of the exercise of stock options, transfers of treasury shares for the payment of RSU net of income tax and the vesting of share-based compensation plans.
The accompanying notes are an integral part of these consolidated financial statements.

Azul S.A.	Consolidated Financial Statements	F-13

«Table of Contents | « Index to Financial Statements
Consolidated Statements of Cash Flows
Years ended December 31, 2023, 2022 and 2021
(In thousands of Brazilian reais – R$)

	Years ended December 31,
	2023	2022	2021

Cash flows from operating activities
Loss for the year	(2,380,456)	(722,367)	(4,213,208)
Adjustments to reconcile net (loss) for the year to net cash flow
Depreciation and amortization	2,404,223	2,094,448	1,544,333
Gain (loss) from impairment of assets and onerous contracts	(245,636)	(1,102,791)	(1,075,682)
Derivative financial results, net	238,458	(958,005)	(864,184)
Share-based payment	71,643	(18,250)	17,180
Foreign currency exchange, net	(1,616,363)	(1,464,235)	1,431,508
Financial income and expenses, net	5,313,867	3,968,455	3,418,852
Provisions	(160,957)	438,375	646,606
Asset write-offs	269,486	208,923	—
Result from modification of lease contracts and provision	(204,017)	(93,113)	(24,323)
Result on disposal or sale, of fixed assets, right of use, intangible assets and inventories	297,349	147,311	832
Deferred income tax and social contribution	39,526	—	—
Sale and leaseback	6,356	(33,155)	(22,736)
Adjusted net (loss) profit	4,033,479	2,465,596	859,178

Changes in operating assets and liabilities
Accounts receivable	876,955	(1,107,114)	(270,334)
Aircraft sublease	19,485	68,393	65,032
Inventories	(153,502)	(159,486)	(159,118)
Deposits	(453,090)	(606,219)	(421,612)
Taxes recoverable	16,312	(122,338)	26,009
Derivative financial results, net	(137,998)	477,581	(24,520)
Advances to suppliers	(2,888,463)	(629,450)	(86,936)
Other assets	(128,116)	(186,128)	(318,236)
Accounts payable	2,795,585	2,274,014	1,119,312
Reverse factoring	—	—	(1,356,689)
Airport taxes and fees	227,996	356,067	50,369
Air traffic liability and loyalty program	1,134,387	963,680	574,944
Salaries and benefits	13,151	113,828	185,692
Taxes payable	(26,793)	7,131	59,320
Provisions	(237,456)	(179,391)	(395,361)
Other liabilities	72,589	(129,019)	406,869
Total changes in operating assets and liabilities	1,131,042	1,141,549	(545,259)
Interest paid	(1,724,830)	(1,169,830)	(624,535)
Net cash provided (used) by operating activities	3,439,691	2,437,315	(310,616)
Cash flows from investing activities
Short-term investments
Acquisition of short-term investments	—	(10,422)	(98,788)
Redemption of short-term investments	—	11,939	189,470
Restricted cash	6,145	—	—
Payment for acquisition of subsidiary	—	(30,317)	(20,000)
Cash received on sale of property and equipment	—	518,739	—
Cash received in the sale and leaseback operation	91,688	321,266	21,256
Acquisition of intangible assets	(168,971)	(198,525)	(152,542)
Acquisition of property and equipment	(464,354)	(624,239)	(624,286)
Acquisition of capitalized maintenance	(338,990)	(628,293)	—
Net cash used in investing activities	(874,482)	(639,852)	(684,890)
Cash flows from financing activities
Loans and financing
Proceeds	4,733,292	200,000	3,071,274
Repayment	(1,907,123)	(819,182)	(390,985)
Reverse factoring	(831,477)	(818,274)	—
Lease payment	(2,353,262)	(2,772,581)	(1,799,815)
Payment of convertible debt instruments	(542,496)	—	—
Payment of costs with proceeds	(486,658)	(12,633)	(75,645)
Advance for future capital increase	789	61	24,004
Capital increase	819	22,945	—
Treasury shares	(6,826)	(3,923)	(16,198)
Net cash provided (used) by financing activities	(1,392,942)	(4,203,587)	812,635

Exchange rate changes on cash and cash equivalents	56,721	673	191,855

Increase (decrease) in cash and cash equivalents	1,228,988	(2,405,451)	8,984

Cash and cash equivalents at the beginning of the year	668,348	3,073,799	3,064,815
Cash and cash equivalents at the end of the year	1,897,336	668,348	3,073,799
The accompanying notes are an integral part of these consolidated financial statements.

F-14	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
1.OPERATIONS
Azul S.A. (“The Company” or “Azul”) is a corporation governed by its bylaws, as per Law No. 6404/76 and by the corporate governance level 2 listing regulation of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). Azul was incorporated on January 3, 2008, and its core business comprises the operation of regular and non-regular airline passenger services, cargo or mail, passenger charter, provision of maintenance and hangarage services for aircraft, engines, parts and pieces, aircraft acquisition and lease, development of frequent-flyer programs, development of related activities and equity holding in other companies since the beginning of its operations on December 15, 2008.
Azul carries out its activities through its subsidiaries, mainly Azul Linhas Aéreas Brasileiras S.A. (“ALAB”) and Azul Conecta Ltda. (“Conecta”), which hold authorization from government authorities to operate as airlines and ATS Viagens e Turismo Ltda (“Azul Viagens”).
Azul’s shares are traded on B3 and on the New York Stock Exchange (“NYSE”) under tickers AZUL4 and AZUL, respectively.
Azul is headquartered at Avenida Marcos Penteado de Ulhôa Rodrigues, 939, 8th floor, in the city of Barueri, state of São Paulo, Brazil.
1.1Organizational structure
The Company’s organizational structure as of December 31, 2023 is as follows:

Azul S.A.	Consolidated Financial Statements	F-15

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The table below lists the operational activities in which Azul’s subsidiaries are engaged, as well as the changes in ownership that occurred in the year, when applicable.

					% Equity interest
					December 31,
Company	Type of investment	Main activity	State	Country	2023	2022

Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Direct	Equity holding in other companies	George Town	Cayman Islands	24.8%	—
Azul IP Cayman Ltd. (Azul Cayman)	Indirect	Intellectual property owner	George Town	Cayman Islands	100.0%	—
IntelAzul S.A. (IntelAzul)	Direct	Frequent-flyer program	São Paulo	Brazil	100.0%	100.0%
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Equity holding in other companies	George Town	Cayman Islands	25.0%	—
Azul Linhas Aéreas Brasileiras S.A. (ALAB)	Direct	Airline operations	São Paulo	Brazil	100.0%	100.0%
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Equity holding in other companies	George Town	Cayman Islands	25.0%	—
Azul Conecta Ltda. (Conecta)	Indirect	Airline operations	São Paulo	Brazil	100.0%	100.0%
ATS Viagens e Turismo Ltda. (Azul Viagens)	Indirect	Travel packages	São Paulo	Brazil	99.9%	99.9%
ATSVP Viagens Portugal, Unipessoal LDA (Azul Viagens Portugal)	Indirect	Travel packages	Lisbon	Portugal	100.0%	—
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Equity holding in other companies	George Town	Cayman Islands	25.0%	—
Cruzeiro Participações S.A. (Cruzeiro)	Indirect	Equity holding in other companies	São Paulo	Brazil	99.9%	99.9%
Azul Investments LLP (Azul Investments)	Indirect	Funding	Delaware	USA	100.0%	100.0%
Azul SOL LLC (Azul SOL)	Indirect	Aircraft financing	Delaware	USA	100.0%	100.0%
Azul Finance LLC (Azul Finance)	Indirect	Aircraft financing	Delaware	USA	100.0%	100.0%
Azul Finance 2 LLC (Azul Finance 2)	Indirect	Aircraft financing	Delaware	USA	100.0%	100.0%
Blue Sabiá LLC (Blue Sabiá)	Indirect	Aircraft financing	Delaware	USA	100.0%	100.0%
Canela Investments LLC (Canela)	Indirect	Aircraft financing	Delaware	USA	100.0%	100.0%
Canela Turbo Three LLC (Canela Turbo)	Indirect	Aircraft financing	Delaware	USA	100.0%	100.0%
Azul Saira LLC (Azul Saira)	Indirect	Aircraft financing	Delaware	USA	100.0%	100.0%
Azul Secured Finance LLP (Azul Secured)	Indirect	Funding	Delaware	USA	100.0%	—

Azul Viagens Portugal was incorporated in March 2023, Azul Secured May 2023 and Azul IP Cayman Holdco and Azul IP Cayman in June 2023.
1.2Seasonality
The Company’s operating revenues depend substantially on the general volume of passenger and cargo traffic, which is subject to seasonal changes. Our passenger revenues are generally higher during the summer and winter holidays, in January and July respectively, and in the last two weeks of December, which corresponds to the holiday season. Considering the distribution of fixed costs, this seasonality tends to cause variations in operating results between the quarters of the fiscal year. It should be noted that the COVID-19 pandemic impacted the behavior related to the frequency of travels of the Company’s customers, in the first quarter of 2022 and 2021, thus impacting the accumulated result for the year presented for comparative purposes.

F-16	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
2.NET WORKING CAPITAL AND CAPITAL STRUCTURE
2.1Contextualization
Throughout the year ended December 31, 2023, the Company focused its efforts on executing the debt restructuring plan. Discussions with creditors began at the end of 2022, with the signing of agreements concentrated in the third and fourth quarters of 2023. The main actions taken in this process are presented in detail below, however, it is necessary to clarify the facts and conditions that led the Company to promote such restructuring:
From the founding of the Company until the outbreak of the COVID-19 pandemic, Azul demonstrated through its results the strengths of its economic foundations. As an airline with a differentiated business strategy, supported by its regional routes, where there was very little or even no competition, until that moment the Company had shown exponential growth.
As is generally known, in March 2020, the World Health Organization (“WHO”) classified the COVID-19 as a “public health emergency of international concern” and declared it a pandemic. From this moment, a sharp rupture was noted in the global economic activity, unleashing an unprecedented global economic crisis.
It is worth remembering that the speed of spread and contagion of the disease have caused countries around the world, including Brazil, to adopt measures to recommend social distancing, travel restrictions and the closure of borders. As a consequence, the airline industry was one of the first and hardest hit in its operations and results.
In order to face this absolutely challenging scenario, the Company, through its Executive Committee, started to monitor and establish operational and financial strategies to go through this period of crisis until the resumption of operations. Among the main actions to achieve the established strategies, the following stand out:
2.1.1Resizing of the airline network
One of the first and most important actions taken by Management in response to the economic crisis unleashed by the COVID-19 pandemic was the resizing of its airline network, with reductions in capacity that reached its peak in April 2020. At this moment, the volume of ASKs (seat-kilometers offered) offered in the domestic market accounted for only 13% of the volume of the same period of 2019, represented by approximately 70 daily flights, and in turn the demand reduced to 11% of the total of the previous year. Remembering that until then the Company operated almost 1,000 daily flights. This situation severely impacted the Company's ability to generate cash and be able to honor financial commitments made in the pre-pandemic period.
2.1.2Cost reductions
Faced with the difficulties imposed by the pandemic scenario, the Company adopted several measures to reduce its fixed and variable costs, including: (i) suspension of hiring, (ii) launch of unpaid leave and voluntary dismissal programs; (iii) reduction of salaries of executive committee members and directors; (iv) reduction of general salary expenses by around 65%, in the period between March and August 2020, and (v) collective agreement to reduce the working hours of pilots and flight attendants for 18 months.
2.1.3Strengthening of cash
Throughout the period, with the evolution of the pandemic, Management endeavored to keep the cash levels necessary to face the crisis, requiring reaching new agreements with suppliers, bank creditors and lessors, within this scope the main actions taken were:
•access to the capital market through the issuance of debentures;
•postponement of payment of profit sharing of 2019;
•negotiation of new payment conditions with suppliers for cash preservation;
•suspension of business travels and discretionary expenses;
•negotiation to reduce airports fee;
•agreement for postponement of delivery of aircraft model E2;
•agreement with lessors with a reduction of approximately 77% of the cash outflow for the period between April and December 2020;

Azul S.A.	Consolidated Financial Statements	F-17

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
•renegotiation of the conditions and maturities of debentures and obligations of FINAME; and
•Issuance of debentures convertible into shares in the amount of R$ 1,745,900 (equivalent to US$323,195) with maturity in 5 years and interest of 7.5% p.a. in the first year and 6.0% p.a. from the second year onwards, with semi-annual settlements.
2.1.4Scenario after the COVID-19 pandemic
After the most critical moments due to the COVID-19 pandemic have passed, both the global and Brazilian economies are facing additional problems such as:
•abrupt increases in oil prices that directly impact aircraft fuel costs;
•significant devaluation of the Real against the US$;
•growth in inflation rates in the most developed markets such as the United States and Europe;
•shortage of credit, causing a significant increase in interest rates for raising funds; and
•crisis in the supply chain of maintenance materials that puts adverse pressure on costs for the Company.
Given this situation, Management, in December 2022, established a strategy to renegotiate all its debts, whose execution extended throughout 2023 due to the large number of stakeholders involved and the complexity of the topics under discussion, as follows:
2.1.4.1Issuance of simple debentures
In June 2023, the Board of Directors approved the issuance of simple debentures, non-convertible into shares, with security interest and additional personal guarantee, in a single series, from ALAB respectively, in the total amount of R$600,000; with a nominal unit value of R$1, rate equivalent to CDI 6.0% p.a. and maturity in June, 2024. The resources were fully and exclusively used to pay for aircraft fuel.
2.1.4.2Issuance of debt securities 2028 – Senior notes 2028
In July 2023, the Company issued and priced a debt securities issue of R$3,831,040 (equivalent to US$800,000) in principal amount, with funding costs of R$187,658.
Nominal interest corresponds to 11.9% p.a., and will be paid quarterly, in February, May, August and November of each year, starting on November 2023.
The principal Senior Notes 2028 amount will mature in August 2028, unless redeemed or repurchased in advance and canceled in accordance with the terms of issuance, by the Company.
In October 2023, the Company issued additional notes in the principal amount of R$186,005 (equivalent to US$36,778). Such notes were issued in exchange for the aggregate principal amount of R$190,819 (equivalent to US$37,730) of the Senior Notes 2024.
In February 2024, the Company issued additional notes in the principal amount of R$740,585 (equivalent to US$148,700). Such notes were issuance to qualified institutional investors.
2.1.4.3Debt securities exchange offers (“exchange offer”)
In June 2023, the Company announced its subsidiary Azul Investments issued:
•an offer exchange debt securities with interest of 5.9% p.a. due 2024 (Senior Notes 2024) for debt securities with interest of 11.5% p.a. due 2029, and
•an offer to exchange debt securities with interest of 7.3% p.a. due 2026 (Senior Notes 2026) for debt securities with interest of 10.9% p.a. due 2030.

F-18	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
In July and October 2023, the Company concluded its exchange offers and issued:
•R$1,410,967 (equivalent US$294,215) in principal amount of 11.5% p.a. debt securities due 2029 (which were issued in exchange for R$1,410,967 (equivalent to US$294,215) of the aggregate principal amount of the Senior Notes 2024);
•R$2,725,010 (equivalent to US$568,219) in the principal amount of 10.9% p.a. debt securities due 2030 (which were issued in exchange for R$2,725,166 (equivalent to US$568,252) of the aggregate principal amount of the Senior Notes 2026); and
•R$186,005 (equivalent to US$36,778) in principal amount of 11.5% p.a. debt securities due 2028 (which were issued in exchange for R$190,819 (equivalent to US$37,730) of the aggregate principal amount of the Senior Notes 2024).
In total, 90.0% of the principal amount of the Senior Notes 2024 and 2026 were exchanged for debt securities 2029 and 2030, as shown below:

Description	US$	% exchanged

5.9% Senior notes 2024	331,945	83.0%
7.3% Senior notes 2026	568,252	94.7%
Total	900,197	90.0%
2.1.4.4Renegotiation of convertible debentures
In July and August 2023, the Company and the debenture holders made changes to the original conditions of the convertible debenture debts. In summary:
•Conversion Price: from R$32.26 to R$22.78 per preferred share;
•Nominal interest rate: 6.0% p.a. to 12.3% p.a; and.
•Maturity October 2025 to October 2028.
The mandatory early redemption corresponds to R$542,496 (equivalent to US$108,900) and was determined as follows:
•the redemption value of each eligible debenture was 120% of the updated nominal unit value of the debentures, that is, the updated nominal unit value of the debentures plus a premium of 20% on the aforementioned value; and
•any and all interest and monetary updates incurred and not paid.
2.1.4.5Renegotiation of lease obligations
In March 2023, forbearance agreements were signed between the Company and its main lessors. Such contracts aimed to temporarily suspend payments related to aircraft leases, while new deadlines and methods for paying obligations were being negotiated, mainly deferrals negotiated during the COVID-19 pandemic, as well as the difference between the contractual leasing rates of Azul and current market rates.
During the year ended December 31, 2023, the Company defined the renegotiation conditions and entered into definitive agreements with the lessors, who agreed to receive negotiable debt securities maturing in 2030 ("Notes") and debt with the possibility of settlement in Azul preferred shares or cash, at the Company's discretion ("Convertible to equity”) in order to reflect the Company's new cash generation, its improved capital structure and the reduction in its credit risk.
Until December 31, 2023, the Company had renegotiated 119 lease contracts. In general, the conditions agreed between the Company and lessors are as follows:
•Notes: R$1,385,115 (equivalent to US$286,014), with interest to be paid quarterly from December 2023, with interest of 7.5% p.a., and principal maturity in June 2030; and
•Convertible to equity: R$2,178,740 (equivalent to US$450,032), and consecutive quarterly payments, starting in July 2024.

Azul S.A.	Consolidated Financial Statements	F-19

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The costs incurred in these renegotiations correspond to R$84,421 and were recorded in profit or loss, as required by IFRS 9 – Financial Instruments.
2.1.4.6Renegotiation of obligations with accounts payable of aircraft services and parts
Renegotiations with suppliers of aircraft services and parts mostly followed the same model as the renegotiation of lease obligations, that is, the Company issued:
•Notes: R$408,541 (equivalent of US$84,386), with interest to be paid quarterly from December 2023, with interest of 7.5% p.a. and principal maturity in June 2030; and
•Convertible to equity: R$159,775 (equivalent to US$33,002), with consecutive quarterly payments, starting in January 2025.
2.2Net working capital and capital structure
As of December 31, 2023, after the renegotiations, the Company's working capital and equity position are as shown below:

	December 31,		December 31,
Description	2023	2022	Variation	2021	Variation

Net working capital	(9,704,733)	(10,184,169)	479,436	(5,863,917)	(4,320,252)
Equity	(21,327,848)	(19,007,500)	(2,320,348)	(18,333,003)	(674,497)
The variation in the balance of net working capital, which represents a reduction in the deficit of approximately 4.7%, is specifically a consequence of the debt restructuring actions presented in note 2.1.4.
The increase in the negative position of equity is mainly due to the Company's negative financial result, which exceeded operating profit by R$2,380,456 for the year ended December 31, 2023.
In view of the above, despite the increase in the negative equity position, Management assessed and concluded that the Company is capable of continuing its operations and fulfilling its obligations in accordance with the contracted maturities. This assessment is based on the Company's business plan approved by the Board of Directors in December 2023 and the entire liability restructuring process described in these financial statements. The Company's business plans include planned future actions, macroeconomic and aviation sector assumptions, such as level of demand for air transport with corresponding increase in traffic and fares, estimated exchange rates and fuel prices. The Company's Management monitors and informs the Board of Directors about performance in relation to the approved plan.
Based on this conclusion, these consolidated financial statements were prepared based on the going concern principle.
2.3Acceleration of fleet transformation
In 2019, the Company’s Management approved the replacement plan for the Embraer E195 (“E1”) model aircraft.     On the same date, the Company signed letters of intent to sublease a total of 54 aircraft and 4 engines to other airline operators (“operators”). The change in the intended use of the aircraft triggered a review to verify the recoverability of the assets (impairment), which resulted in the recognition of a loss of R$2,075,582 and the constitution of an onerous contract of R$821,751 at that time.
Until December 31, 2022, there were partial reversals of provisions for impairment and onerous contracts, in the amount of R$1,102,791, corresponding to 46 aircraft and 4 engines, resulting from changes due to the economic consequences of the COVID-19 pandemic.
Until December 31, 2023, there was a reversal of provisions for impairment, in the amount of R$245,636, resulting from the decision not to continue with plans to sublease the aircraft. It is worth remembering that these aircraft have never stopped being operated by the Company and will remain in use until the end of the lease contracts.

F-20	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
2.3.1Breakdown of balances of provision of impairment and onerous contracts

	December 31,
Description	2023	2022

Provision for impairment of right-of-use assets	—	(110,349)
Provision for impairment of property and equipment	(143,790)	(279,077)
Total provision for impairment of Company assets	(143,790)	(389,426)

Total	(143,790)	(389,426)
2.3.2Movement of the provision for impairment and onerous contracts

Description	Impairment of assets	Onerous contracts	Total

At December 31, 2021	(912,154)	(693,407)	(1,605,561)
Reversals	516,157	586,634	1,102,791
Consumption	—	178,126	178,126
Interest incurred	—	(100,975)	(100,975)
Foreign currency exchange	—	29,622	29,622
Transfers	6,571	—	6,571
At December 31, 2022	(389,426)	—	(389,426)

Reversals	245,636	—	245,636
At December 31, 2023	(143,790)	—	(143,790)
3.DECLARATION OF MANAGEMENT, BASIS OF PREPARATION AND PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS
The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).
The Company’s consolidated financial statements have been prepared based on the real (“R$”) as the functional and presentation currency. All currencies shown are expressed in thousands unless otherwise noted.
The Company operates mainly through its aircraft and other assets that support flight operations, making up its cash generating unit (CGU) and its only reportable segment: air transport.
The preparation of the Company's consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. However, the uncertainty related to these judgments, assumptions and estimates can lead to results that require a significant adjustment to the carrying amount of assets, liabilities, revenue and expenses in future years.
When preparing these consolidated financial statements of the Company, Management used the following disclosure criteria to understand the changes observed in the equity and in its performance, since the end of the last fiscal year ended December 31, 2022, disclosed on March 6, 2023: (i) regulatory requirements; (ii) relevance and specificity of the information on the operations; (iii) informational needs of users of the consolidated financial statements; and (iv) information from other entities participating in the passenger air transport market and cargo.
Management confirms that all relevant information specific to the consolidated financial statements, is presented and corresponds to that used by Management when carrying out its business management activities.

Azul S.A.	Consolidated Financial Statements	F-21

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
As a result of improvements made to the presentation of some items in the statement of financial position, statements of operations and of cash flow for the current year, the following changes in presentation were retrospectively adjusted for to ensure comparability of amounts in the previous periods:

	December 31, 2022
Statement of financial position	As reported	Reclassifications	Reclassified

Assets
Prepaid expenses	182,891	(182,891)	—
Other assets	6,958	182,891	189,849

Non-current assets
Prepaid expenses	319,000	(319,000)	—
Other assets	9,005	319,000	328,005

Liabilities and equity

Current assets
Loans and financing	1,127,729	(14,789)	1,112,940
Convertible debt instruments	—	14,789	14,789
Insurance payable	84,985	(84,985)	—
Accounts payable	2,432,843	84,985	2,517,828
Reimbursement to customers	13,822	(13,822)	—
Other liabilities	68,851	13,822	82,673

Non-current assets

Loans and financing	7,508,689	(1,388,930)	6,119,759
Convertible debt instruments	—	1,388,930	1,388,930

Total	11,754,773	—	11,754,773

	December 31, 2022
Statement of Operations	As reported	Reclassifications	Reclassified

Rental	(203,398)	203,398	—
Insurance	(81,665)	(21,551)	(103,216)
Other	(1,857,578)	(181,847)	(2,039,425)

	(2,142,641)	—	(2,142,641)

	December 31, 2021
Statement of Operations	As reported	Reclassifications	Reclassified
Changes in operating assets and liabilities
Insurance	—	(80,256)	(80,256)
Other	(2,422,799)	80,256	(2,342,543)
	(2,422,799)	—	(2,422,799)

F-22	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)

	December 31, 2022
Statement of Cash Flows	As reported	Reclassifications	Reclassified

Changes in operating assets and liabilities
Prepaid expenses	(274,563)	274,563	—
Other assets	88,435	(274,563)	(186,128)
Insurance payable	(1,404)	1,404	—
Accounts payable	2,275,418	(1,404)	2,274,014
Reimbursement to customers	(169,967)	169,967	—
Other liabilities	40,948	(169,967)	(129,019)

Cash flows from investing activities
Acquisition of property and equipment	(1,252,532)	628,293	(624,239)
Acquisition of capitalized maintenance	—	(628,293)	(628,293)
Total	706,335	—	706,335

	December 31, 2021
Statement of Cash Flows	As reported	Reclassifications	Reclassified
Changes in operating assets and liabilities
Prepaid expenses	(364,107)	364,107	—
Advances to suppliers	(120,266)	33,330	(86,936)
Other assets	79,201	(397,437)	(318,236)
Insurance payable	40,669	(40,669)	—
Accounts payable	1,078,643	40,669	1,119,312
Reimbursement to customers	(63,507)	63,507	—
Airports fees	80,788	(30,419)	50,369
Other liabilities	439,957	(33,088)	406,869
Government installment payment program	(7,399)	7,399	—
Taxes payable	66,719	(7,399)	59,320

Cash flows from investing activities

Cash received in the sale and leaseback operation	—	21,256	21,256

Cash flows from financing activities

Proceeds from sale and leaseback	21,256	(21,256)	—

Total	1,251,954	—	1,251,954

Azul S.A.	Consolidated Financial Statements	F-23

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The consolidated financial statements have been prepared on the historical cost basis, except for the following material items recognized in the statement of financial position:
Fair value:
•Short-term investments classified as cash and cash equivalents;
•Short-term investments;
•Derivative financial instruments; and
•Debenture conversion right.
3.1.Approval and authorization for issue of the consolidated financial statements
The approval and authorization for the issuance of these consolidated financial statements occurred at the Board of Directors’ meeting held on May,15 2024.
4.MATERIAL ACCOUNTING POLICIES
The material accounting policies adopted by the Company are described in each corresponding explanatory note, except those that refer to more than one explanatory note, described below. The accounting policies have been consistently applied for the comparative years presented and for the Company’s consolidated financial statements.
4.1Consolidation
The consolidated financial statements include information about the Company and its subsidiaries in which held direct or indirect control. Control of a subsidiary is achieved when Company is exposed, or has rights, to variable returns in such subsidiaries and has the power to influence the investee's operating and financial decisions.
The financial statements of the subsidiaries have been prepared using the same accounting policies as the Company.
All assets, liabilities, equity, income and expenses related to transactions between related parties are eliminated in full in the consolidation process.
4.2Impairment
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

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
4.3Main accounting estimates
As disclosed in explanatory note 3, Management makes judgments that have a significant effect on the amounts recognized in the consolidated financial statements, namely:

Description	Note

Provision for impairment of aircraft and engines and onerous contracts	2.3
Provision for losses with maintenance reserves	11
Analysis of the recoverable value of goodwill and slots	17
Revenue from ticket breakage and loyalty programs	25
Provision for return of aircraft and engines	28.1.1
Provision for tax, civil, labor and other risks	28.1.2
The Company continually reviews the assumptions used in its accounting estimates. The effect of revisions to accounting estimates is recognized in the financial statements in the year in which such revisions are made.
4.4New or amended accounting standards and principles effective in 2023
The following accounting standards came into force from January 1, 2023.

Standard	Amendment	Impact

IAS 8	Definition of accounting estimates	Yes, but no changes
IAS 1 and IFRS Practice statement 2	Disclosure of accounting policies	Yes, but no changes
IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	Yes
IAS 12	Pillar Two Model Rules	No
IFRS 17	Insurance contracts	No
4.5New or amended accounting standards and principles, effective from 2024 onwards
The following accounting standards came into force on January 1, 2024 and, in Management's opinion, will not significantly impact the Company's statements of financial position or of operations.

Standard	Amendment

IAS 1	Classification of liabilities as current and non-current and non-current liabilities with covenants
IFRS 16	Lease liability in a sale and leaseback
IAS 7 and IFRS 7	Disclosures: Supplier finance arrangements
IAS 21	The effects of changes in exchange rates
4.6Foreign currency transactions
Foreign currency transactions are recorded at the exchange rate in effect at the date the transactions take place. Monetary assets and liabilities designated in foreign currency are determined based on the exchange rate in effect on the balance sheet date, and any difference resulting from currency conversion is recorded in the line “Foreign currency exchange, net” in the statement of operations for the year.

Azul S.A.	Consolidated Financial Statements	F-25

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The exchange rates in Brazilian reais are as follows:

	Exchange rates
	Final rate					Average rate
	Year ended December 31,					Year ended December 31,
Description	2023	2022	Variation	2021	Variation	2023	2022	Variation	2021	Variation

U.S. dollar	4.8413	5.2177	(7.2)%	5.5805	(6.5)%	4.9553	5.1655	(4.1)%	5.3956	(4.3)%
Euro	5.3516	5.5694	(3.9)%	6.3210	(11.9)%	5.3325	5.4420	(2.0)%	6.3784	(14.7)%
5.SEGMENT INFORMATION
The Company considers that it has a single operating segment: air transport. This segment corresponds to 99.0% of the Company's revenues and combines passenger and cargo transport. It has a functional relationship, making them inseparable from other revenues and reflects the way in which the Company's Management analyzes financial information to make decisions. The Company’s chief operating decision makers are the executive directors.
The Company segregates revenues as shown below:

Revenue	December 31, 2023	%

Air transport	18,374,696	99.0%
Other income	179,729	1.0%
Total	18,554,425	100.0%
6.CASH AND CASH EQUIVALENTS
6.1Accounting policies
Cash and cash equivalents include cash balances, bank deposits and short-term investments with immediate liquidity, which are readily convertible into a known amount of cash with an insignificant risk of change in value. Financial investments designated as cash equivalents classified in this group are measured at fair value through profit or loss.
6.2Breakdown of cash and cash equivalents

	Weighted average rate p.a.	December, 31
Description		2023	2022

Cash and bank deposits		271,857	101,737
Cash equivalents:
Bank Deposit Certificate – CDB	100.9 % of CDI	1,354,020	352,971
Repurchase agreements	94.7 % of CDI	268,432	210,443
Time Deposit(a)	3.4%	2,985	2,616
Others	—%	42	581
		1,897,336	668,348

(a)Investment in U.S. dollar.

F-26	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
7.LONG-TERM INVESTMENTS
7.1Accounting policies
In the presentation and measurement of financial investments, the Company considers the provisions of IFRS 9 – Financial Instruments, which determines that financial assets are initially measured at fair value less costs directly attributable to their acquisition. In turn, the subsequent measurement is divided into two categories:
7.1.1Amortized cost
Long-term investments are measured at amortized cost when all the following conditions are met:
•The Company plans to hold the financial asset to collect cash flows set forth in contract;
•Contractual cash flows represent solely payments of principal and interest (“SPPI”); and
•The Company did not opt for the fair value methodology in order to eliminate measurement inconsistencies or an “accounting mismatch”.
7.1.2Fair value
•Through comprehensive income: short-term investments are measured at fair value through comprehensive income when both of the following conditions are met:
(i)the Company plans to hold the financial asset to collect cash flows set forth in contract and sell the asset; and
(ii)contractual cash flows represent SPPI.
•Through profit or loss: it is considered to be a residual category, in other words, the Company does not plan to hold the financial asset to collect cash flows set forth in contract and/or sell the asset, and is measured at fair value through profit or loss.
Financial instruments designated at fair value through profit or loss are used to eliminate or significantly reduce an accounting mismatch, and are therefore measured at fair value.
7.2TAP Bond
On March 14, 2016, the Company acquired Series A convertible bond issued by TAP ("TAP Bond") in the amount of €90 million. The TAP Bond has a maturity of 10 years from its issuance, with annual interest of 3.75% until September 20, 2016 and 7.5% in subsequent years. The accrued interest will be paid on the maturity date or early redemption of the securities, whichever occurs first.
TAP Bond is being measured at fair value through profit or loss.
7.3Breakdown of short-term investments

	Weighted average rate p.a.		December 31,
Description		Maturity	2023	2022

TAP Bond	7.5%	Sep-26	780,312	733,043
			780,312	733,043

Azul S.A.	Consolidated Financial Statements	F-27

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
8.ACCOUNTS RECEIVABLE
8.1Accounting policies
Accounts receivable are measured based on the invoiced amount, net of expected losses on receivables, and approximate the fair value given their short-term nature.
Considering the requirements of IFRS 9 – Financial Instruments, the allowance for expected losses on receivables is measured by applying the simplified approach, through the use of historical data, projecting the expected loss over the life of the contract, by segmenting the receivables portfolio into groups that have the same pattern of collection and according to their respective maturities. Additionally, for certain cases, the Company carries out individual analyses to assess the risks of collection of the receivables to recognize an additional provision, if necessary.
8.2Breakdown of accounts receivable

	December 31,
Description	2023	2022

Local currency
Credit card companies	498,609	1,109,197
Cargo and travel agencies	282,654	282,438
Travel package financing entities	29,203	135,168
Loyalty program partners	114,932	69,035
Others	40,121	41,973
Total local currency	965,519	1,637,811
Foreign currency
Credit card companies	18,556	15,913
Reimbursement receivable for maintenance reserves	57,528	78,801
Airline partner companies	8,612	39,612
Clearinghouse – agencies and cargo	30,533	26,363
Others	55,894	29,582
Total foreign currency	171,123	190,271
Total	1,136,642	1,828,082
Allowance for expected credit losses	(27,234)	(24,084)
Total net	1,109,408	1,803,998
In Brazil, credit card receivables are not exposed to credit risk of the cardholder. The balances can easily be converted into cash, when necessary, by discounting these receivables with credit card companies.
During the year ended December 31, 2023, the Company anticipated the receipt of R$10,359,302 in accounts receivable from credit card administrators, without right of return, with an average rate of 1.0% on the anticipated amount. On the same date, the balance of accounts receivable is net of R$3,349,391 due to such advances (R$1,735,432 on December 31, 2022).

F-28	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The breakdown of accounts receivable by maturity, net of allowance for expected losses, is as follows:

	December 31,
Description	2023	2022

Not past due
Up to 30 days	645,669	583,523
31 to 60 days	111,142	177,992
61 to 90 days	45,650	140,758
91 to 180 days	73,458	397,205
181 to 360 days	94,227	344,541
	970,146	1,644,019

Past due
Up to 30 days	69,913	55,941
31 to 60 days	6,043	9,377
61 to 90 days	46,085	3,313
91 to 180 days	15,769	2,441
181 to 360 days	568	11,334
Over 360 days	884	77,573
	139,262	159,979
Total	1,109,408	1,803,998
Until May 10, 2024, of the total amount due within 90 days, 64,871 was received.
The movement of the allowance for expected losses is as follows:

	December 31,
Description	2023	2022

Balances at the beginning of the year	(24,084)	(17,817)
Additions	(34,183)	(17,333)
Reversal	29,098	10,750
Write-off of uncollectible amounts	1,935	316
Balances at the end of the year	(27,234)	(24,084)
9.AIRCRAFT SUBLEASE
9.1Accounting policies
Aircraft subleases are transactions whereby the lessee, in this case the Company, subleases an asset that is leased from a third party, thus becoming an intermediate lessor. IFRS 16 – Leases, requires an intermediate lessor to classify the sublease as finance or operating.
Considering that the contracts entered into by the Company up to December 31, 2023 cover most of the term of the head lease, the subleases were accounted for as follows:
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

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
•The lease liability with respect to the head lease continued to be recognized in the statement of financial position;
•Recognition of financial income over the term of the sublease; and
•Recognition of financial expenses relating to obligations of the head lease contract.
As of December 31, 2023, the Company has 3 aircraft under sublease (8 aircraft as of December 31, 2022).
9.2Breakdown of aircraft sublease

	December 31,
Description	2023	2022

2023	—	89,293
2024	15,386	70,396
2025	15,386	50,127
2026	4,001	7,951

Gross sublease	34,773	217,767
Accrued interest	(3,971)	(25,838)
Provision for losses	—	(15,876)
Net sublease	30,802	176,053

Current	14,592	70,193
Non-current	16,210	105,860
10.INVENTORIES
10.1.Accounting policies
Inventory balances mainly comprise parts and materials for maintenance. Inventories are measured at average acquisition cost plus expenses such as non-recoverable taxes, customs expenses, and transportation expenses. Expenses with freight on transfers between operational bases are not capitalized. Provisions for obsolescence of inventories are recorded for items not expected to be realized.
10.2.Breakdown of inventories

	December 31,
Description	2023	2022

Maintenance materials and parts	825,499	741,101
Flight attendance, uniforms and others	21,367	21,922
Provision for losses	(47,658)	(41,285)
Total net	799,208	721,738
Set out below is the movement of the provision for losses:

	December 31,
Description	2023	2022

Balances at the beginning of the year	(41,285)	(38,935)
Additions	(23,151)	(5,652)
Reversal	16,778	3,302
Balances at the end of the year	(47,658)	(41,285)

F-30	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
11.DEPOSITS
11.1Accounting policies
11.1.1Security deposits
Security deposits are represented by amounts deposited by the Company, mostly to the lessors of aircraft and engines, as guarantee for the fulfillment of the lease contract. Security deposits do not bear interest and are reimbursable at the end of the contracts. Judicial deposits are also classified in this group.
11.1.2Maintenance reserves
Certain master lease agreements provide for the payment of aircraft and engine maintenance reserves made to the lessors to be held as collateral for the performance of major maintenance activities, and therefore these deposits are reimbursable upon completion of the maintenance event in an amount equal to or less than:
•the amount of the maintenance reserve held by the lessor associated with the specific maintenance event; or
•the costs related to the specific maintenance event.
Substantially all of these maintenance reserve payments are calculated based on an aircraft utilization measure, such as flight hours or cycles.
As of the reporting date, we assess whether the maintenance reserve deposits required by the master lease agreements are expected to be recovered based on the expected future usage of the aircraft and timing of future maintenance events. A provision for loss is recognized for deposits that are not likely to be recovered.
Aircraft and engine maintenance reserves are classified as current or non-current depending on the dates on which the amounts are expected to be recovered.
11.2Breakdown of deposits

	December, 31
Description	2023	2022

Security deposits	418,537	374,960
Maintenance reserves	2,153,310	2,610,943
Total	2,571,847	2,985,903

Provision for loss	(278,352)	(446,342)

Total, net	2,293,495	2,539,561

Current	515,692	1,025,168
Non-current	1,777,803	1,514,393

Azul S.A.	Consolidated Financial Statements	F-31

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The movement of security deposits and maintenance reserves is as follows:

Description	Security deposits	Maintenance reserves	Total

At December 31, 2021	319,530	1,644,889	1,964,419
Additions	123,796	714,079	837,875
Transfers	(48,688)	(14,847)	(63,535)
Provision inclusions and (reversals), net	—	(15,110)	(15,110)
Use by the lessor	—	(59,721)	(59,721)
Foreign currency exchange	(19,678)	(104,689)	(124,367)

At December 31, 2022	374,960	2,164,601	2,539,561

Additions	234,972	357,759	592,731
Transfers	(169,432)	(417,725)	(587,157)
Provision inclusions and (reversals), net	—	135,284	135,284
Use by the lessor	—	(221,054)	(221,054)
Foreign currency exchange	(21,963)	(143,907)	(165,870)

At December 31, 2023	418,537	1,874,958	2,293,495

Current	64,788	450,904	515,692
Non-current	353,749	1,424,054	1,777,803

At December 31, 2022
Current	77,241	947,927	1,025,168
Non-current	297,719	1,216,674	1,514,393
The movement of the allowance for maintenance reserves losses is as follows:

	December 31,
Description	2023	2022

Balances at the beginning of the year	(446,342)	(459,643)
Additions	(44,789)	(74,691)
Reversals	180,073	59,581
Foreign currency exchange	32,706	28,411

Balances at the end of the year	(278,352)	(446,342)
12.TAXES RECOVERABLE
12.1Accounting policies
Taxes recoverable represent rights that will be realized through offsets against taxes payable arising from the Company’s operating activities. The Company continuously reviews the realizability of these assets and, when necessary, provisions are made to ensure that these assets are accounted for at their realizable value. These amounts are presented net of a provision for losses, which is immaterial for additional disclosures.

F-32	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
12.2Breakdown of taxes recoverable

	December 31,
Description	2023	2022

Social Integration Program ("PIS") and Contribution to Social Security Financing ("COFINS")	73,029	135,176
Withholding income tax	121,216	39,528
Income taxes	8,315	29,359
Tax on the Circulation of Goods and Services ("ICMS")	19,940	21,661
Others	(3,067)	9,167
	219,433	234,891
13.ADVANCES TO SUPPLIERS
13.1Accounting policies
Advances to suppliers represent advance payment for goods or services that will be delivered in the future. These amounts are presented net of provisions for losses of R$28,676 (R$23,057 as of December 31, 2022).
13.2Breakdown of advances to suppliers

	December 31,
Description	2023	2022

Local currency	118,442	90,810
Foreign currency	102,609	30,887
	221,051	121,697
14.INCOME TAX AND CONTRIBUTION
14.1Accounting policies
14.1.1Current taxes
In Brazil, current taxes comprise corporate income tax (“IRPJ”) and social contribution on profit (“CSLL”), which are calculated monthly based on the taxable profit, after offsetting tax losses carryforwards, limited to 30% of taxable profit. A combined rate of 34% applies to this base.
Income from foreign subsidiaries is subject to taxation in accordance with the rates and legislation in force. In Brazil such income is taxed in accordance with Law No. 12,973/14, which states that a parent company of a foreign subsidiary adds such income to its taxable income for the period.
14.1.2Deferred taxes
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

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
Deferred tax assets and liabilities are presented net if there is a legally enforceable right to set off tax liabilities against tax assets, and if they are related to taxes levied by the same tax authority on the same taxable entity, therefore, for presentation purposes, balances of tax assets and liabilities which do not meet the legal criteria for realization are disclosed separately. Deferred tax assets and liabilities are measured at the rates that are expected to be applicable in the period in which the asset is realized or the liability is settled, based on the tax rates and legislation in force at the reporting date. The projections of future taxable profits on tax loss carryforwards are prepared based on the business plans and are reviewed and approved annually by the Board of Directors.
14.1.3Uncertainty over income tax treatments
On January 1, 2019, the accounting standard IFRIC 23 – Uncertainty over Income Tax Treatments, became effective, addressing the application of recognition and measurement requirements when there is uncertainty over income tax treatments.
The Company analyzes relevant tax decisions of higher courts and whether they conflict in any way with the positions adopted. For known uncertain tax positions, when necessary, the Company establishes a provision based on the legal opinions issued by its legal advisors. The Company evaluates continuously the positions taken in which there are uncertainties about the tax treatment adopted.
14.1.4International Tax Reform – Pillar Two Model Rules
Amendments to IAS 12 – Income Taxes, became effective in response to the Organization for Economic Co-operation and Development (“OECD”) Pillar Two rules on Base Erosion and Profit Shifting (“BEPS”):
These changes had no impact on the Company's consolidated financial statements.
14.2Breakdown of deferred taxes

Description	December 31, 2022	Profit or loss	December 31, 2023

Deferred tax liability on taxable temporary differences
Breakage	(176,884)	(19,039)	(195,923)
Foreign currency exchange	—	(191,219)	(191,219)
Leases	(2,620,461)	(414,124)	(3,034,585)
Others	(516)	(541)	(1,057)
	(2,797,861)	(624,923)	(3,422,784)

Deferred tax asset on deductible temporary differences	2,797,861	585,397	3,383,258

Total income tax and deferred social contribution	—	(39,526)	(39,526)
Provision for deferred taxes	—	(39,526)	(39,526)

F-34	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
14.3Reconciliation of the effective income tax rate

	December 31,
Description	2023	2022	2021

Loss before income tax and social contribution	(2,340,930)	(722,367)	(4,213,208)
Combined nominal tax rate	34%	34%	34%
Taxes calculated at nominal rates	795,916	245,605	1,432,491

Adjustments to determine the effective rate
Result from investments not taxed abroad	298,972	100,586	—
Unrecorded benefit on tax losses and temporary differences	(1,189,039)	(700,826)	(1,593,326)
Mark to market of convertible debt instruments	(8,584)	176,737	281,932
Permanent differences	43,764	154,669	(116,876)
Rate differential	24,377	29,189	—
Others	(4,932)	(5,960)	(4,221)
	(39,526)	—	—

Deferred income tax and social contribution	(39,526)	—	—
	—	—	—

Effective rate	(1.7)%	—%	—%
The Company has tax losses that are available indefinitely for offset against 30% of future taxable profits on which deferred tax assets were not recognized as it is not probable that future taxable profits will be available for offset, as below:

	December 31,
Description	2023	2022	2021

Tax loss and negative bases	18,325,916	12,863,038	8,843,805
Tax loss (25%)	4,581,479	3,215,760	2,210,951
Negative social contribution base (9%)	1,649,332	1,157,673	795,942

Azul S.A.	Consolidated Financial Statements	F-35

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
15.PROPERTY AND EQUIPMENT
15.1Accounting policies
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
The Company receives credits from manufacturers when purchasing certain aircraft and engines, which can be used to pay for maintenance services. These credits are recorded as a reduction in the acquisition cost of aircraft and related engines.
During the year ended December 31, 2023, the Company hired experts to review the useful life of its property and equipment. This review had no impact on these financial statements.
15.1.1Sale and leaseback transactions
Initially, sale and leaseback transactions are analyzed within the scope of IFRS 15 – Revenue from Contracts with Customers, in order to verify whether the performance obligation has been satisfied, and therefore to account for the sale of the asset. If this requirement is not met, it is a finance arrangement with the asset given as guarantee.
If the requirements related to the performance obligation set out are met, the Company measures a right-of-use asset arising from the sale and leaseback transaction in proportion to the carrying amount of the asset related to the right of use retained by the Company. Accordingly, only the gains or losses related to the rights transferred to the buyer-lessor are recognized.
During the year ended December 31, 2023, the Company carried out a “sale and leaseback” transaction for an engine, where the proceeds, net of sales costs, amounted to a loss of R$6,356 (gain of R$33,155 as of December 31, 2022) and was recognized in the statement of operations under the line item “Other”.
15.1.2Advance payments for acquisition of aircraft
Advance payments for the acquisition of aircraft are recognized in property and equipment.

F-36	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
15.2Breakdown of property and equipment

Description	Weighted average rate (p.a.)	December 31, 2022	Acquisitions	Write-offs	Transfers(b)	December 31, 2023

Cost
Aircraft(a)		2,656,771	388,247	(392,148)	21,243	2,674,113
Improvements		524,075	104,167	(97,188)	24,358	555,412
Equipment and facilities		222,482	30,296	(56,968)	—	195,810
Others		32,205	2,340	(5,314)	—	29,231
Construction in progress		44,243	88,991	(13,984)	(23,155)	96,095
Advance payments for acquisition of aircraft		109,487	192,399	—	(3,846)	298,040
		3,589,263	806,440	(565,602)	18,600	3,848,701
Depreciation
Aircraft(a)	9%	(965,066)	(230,143)	119,285	—	(1,075,924)
Improvements	14%	(214,411)	(71,643)	97,067	—	(188,987)
Equipment and facilities	11%	(151,732)	(25,139)	56,011	—	(120,860)
Others	8%	(25,888)	(2,715)	5,314	—	(23,289)
		(1,357,097)	(329,640)	277,677	—	(1,409,060)

Property and equipment		2,232,166	476,800	(287,925)	18,600	2,439,641
Impairment		(279,077)	—	135,287	—	(143,790)
Total property and equipment, net		1,953,089	476,800	(152,638)	18,600	2,295,851

(a)Includes aircraft, engines, simulators and flight equipment.
(b)The transfer balances are between “Property and equipment”, “Right - of - use assets” and “Intangible assets".

Azul S.A.	Consolidated Financial Statements	F-37

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)

Description	Weighted average rate (p.a.)	December 31, 2021	Acquisitions	Write-offs	Transfers(b)	December 31, 2022

Cost
Aircraft(a)		2,519,231	815,578	(903,072)	225,034	2,656,771
Improvements		506,678	7,869	(9,213)	18,741	524,075
Equipment and facilities		199,119	18,767	(407)	5,003	222,482
Others		29,905	2,073	(20)	247	32,205
Construction in progress		52,174	47,427	(5,009)	(50,349)	44,243
Advance payments for acquisition of aircraft		85,607	23,880	—	—	109,487
		3,392,714	915,594	(917,721)	198,676	3,589,263
Depreciation
Aircraft(a)	9%	(811,322)	(223,828)	108,911	(38,827)	(965,066)
Improvements	10%	(174,092)	(48,399)	8,080	—	(214,411)
Equipment and facilities	11%	(129,236)	(22,721)	225	—	(151,732)
Others	12%	(22,400)	(3,492)	4	—	(25,888)
		(1,137,050)	(298,440)	117,220	(38,827)	(1,357,097)
Property and equipment		2,255,664	617,154	(800,501)	159,849	2,232,166
Impairment		(294,490)	—	15,413	—	(279,077)
Total property and equipment, net		1,961,174	617,154	(785,088)	159,849	1,953,089

(a)Includes aircraft, engines, simulators and flight equipment.
(b)The balances of transfers are between “Aircraft sublease”, “Property and equipment”, “Right-of-use assets” and “Other assets”.
16.RIGHT-OF-USE ASSETS
16.1Accounting policies
IFRS 16 – Leases, requires lessees at the commencement date of a contract to recognize a lease liability to make payments and an asset representing the right to use the underlying asset over the lease term (a right-of-use asset - “ROU”). Lessees must separately recognize interest expense on the lease liability and the depreciation expense of the right-of-use asset in profit or loss.
Lessees are also required to reassess the lease liability in the event of certain events, for example, a change in the lease term, or a change in future lease payment flows as a result of a change in an index or rate used to determine such payments. In general, the lessee must recognize the remeasurement amount of the lease liability as an adjustment to the right-of-use asset.
Considering the dollar-denominated environment in which the Company raises funds, in determining the discount rate the Company used as a basis incremental borrowing rates at the commencement and/or modification dates of the lease agreements in foreign currency.

F-38	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
16.1.1Componentization of aircraft
At the receipt and initial recognition of right-of-use assets, the Company allocates the total cost of the aircraft between five major components, airframe, auxiliary power unit (“APU”) or propeller, landing gear and two engines. The useful life of each component is determined according to the estimated period until the next maintenance event, limited to the end of the lease term and/or the estimated useful life of the component.
16.1.2Capitalization of heavy maintenance events
Heavy maintenance events that increase the useful life of assets are capitalized. Such contracts can be of the “power-by-the-hour” type, in which the amounts owed to maintenance providers are calculated based on the flight hours and cycles.
Subsequently, they are depreciated during the respective period of use considering the shorter period between the next scheduled maintenance event or until the end of the lease. Repairs and other routine maintenance are recognized in profit or loss in the period in which they are incurred.
16.1.3Recognition of contractual obligations relating to return of aircraft
The costs resulting from the maintenance events that will be carried out immediately before the return of the aircraft to the lessors are recognized as an obligation at present value, with an offsetting entry increasing the cost of the asset, as long as they can be reasonably estimated. Assets are depreciated on a straight-line basis over the lease contract term, while liabilities are updated by interest rates and exchange effects.

Azul S.A.	Consolidated Financial Statements	F-39

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
16.2Breakdown of right-of-use assets

Description	Weighted average rate (p.a.)	December 31, 2022	Acquisitions	Write-offs	Modifications	Transfers(b)	December 31, 2023

Cost
Aircraft(a)		12,753,324	1,063,167	(833,855)	1,281,755	15,548	14,279,939
Maintenance of aircraft and engines		1,938,788	568,874	(892,072)	(30,128)	(33,426)	1,552,036
Restoration of aircraft and engines		1,819,438	501,864	(455,967)	(165,725)	—	1,699,610
Others		226,621	21,763	—	76,266	—	324,650
		16,738,171	2,155,668	(2,181,894)	1,162,168	(17,878)	17,856,235
Depreciation
Aircraft(a)	8%	(7,228,226)	(958,351)	769,937	—	(914)	(7,417,554)
Maintenance of aircraft and engines	17%	(1,159,612)	(327,401)	870,634	—	—	(616,379)
Restoration of aircraft and engines	31%	(628,522)	(557,984)	455,967	29,038	—	(701,501)
Others	22%	(58,914)	(50,329)	—	—	—	(109,243)
		(9,075,274)	(1,894,065)	2,096,538	29,038	(914)	(8,844,677)

Right-of-use assets		7,662,897	261,603	(85,356)	1,191,206	(18,792)	9,011,558
Impairment		(110,349)	—	110,349	—	—	—
Right-of-use assets, net		7,552,548	261,603	24,993	1,191,206	(18,792)	9,011,558

(a)Includes aircraft, engines, and simulators.
(b)The balances of transfers are between “Property and equipment”, “Right-of-use assets” and “Intangible assets”.

F-40	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)

Description	Weighted average rate (p.a.)	December 31, 2021	Acquisitions	Write-offs	Modifications	Transfers(b)	December 31, 2022

Cost
Aircraft(a)		11,476,271	1,436,969	(66,458)	49,271	(142,729)	12,753,324
Maintenance of aircraft and engines		1,542,856	628,293	(209,458)	(15,242)	(7,661)	1,938,788
Restoration of aircraft and engines		1,387,738	678,685	(246,985)	—	—	1,819,438
Others		89,226	193,359	(67,416)	11,452	—	226,621
		14,496,091	2,937,306	(590,317)	45,481	(150,390)	16,738,171
Depreciation
Aircraft(a)	7%	(6,438,766)	(847,541)	19,254	—	38,827	(7,228,226)
Maintenance of aircraft and engines	20%	(1,052,190)	(313,613)	206,191	—	—	(1,159,612)
Restoration of aircraft and engines	34%	(380,649)	(468,050)	220,177	—	—	(628,522)
Others	44%	(19,240)	(39,674)	—	—	—	(58,914)
		(7,890,845)	(1,668,878)	445,622	—	38,827	(9,075,274)

Right-of-use assets		6,605,246	1,268,428	(144,695)	45,481	(111,563)	7,662,897
Impairment		(605,651)	—	488,731	—	6,571	(110,349)
Right-of-use assets, net		5,999,595	1,268,428	344,036	45,481	(104,992)	7,552,548

(a)Includes aircraft, engines, and simulators.
(b)The balances of transfers are between “Aircraft sublease”, “Property and equipment”, “Right-of-use assets”, “Intangible assets” and “Other assets”.

Azul S.A.	Consolidated Financial Statements	F-41

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
17.INTANGIBLE ASSETS
17.1Accounting policies
17.1.1Definite useful life
Intangible assets acquired are measured at cost at the time of their initial recognition. After initial recognition, intangible assets with finite useful lives, generally software, are stated at cost, less accumulated amortization and accumulated impairment losses, where applicable. Intangible assets generated internally, excluding development costs, are not capitalized and the expense is recognized in profit or loss when incurred.
17.1.2Indefinite useful life
17.1.2.1Goodwill
Goodwill was recognized from the business combinations of IntelAzul and Conecta. Goodwill is tested annually for impairment by comparing the carrying amount of the CGU to which goodwill has been allocated with its value in use. Management makes judgments and establishes assumptions to assess the impact of macroeconomic and operational changes, in order to estimate future cash flows and measure the recoverable amount of its CGU.
17.1.2.2Rights of operations in airports (slots)
In the business combinations of IntelAzul and Conecta, slots were acquired that were recognized at their fair values on the acquisition date and not amortized. The estimated useful life of these rights was considered indefinite due to several factors and considerations, including applications and authorizations for permission to operate in Brazil and limited availability of operating rights at the most important airports in terms of air traffic volume. Slots are tested annually for impairment by comparing the carrying amount of the CGU to which slots have been allocated with its value in use.
17.2Breakdown of intangible assets

Description	Weighted average rate (p.a.)	December 31, 2022	Acquisitions	Write-offs	Transfers (a)	December 31, 2023

Cost
Goodwill	—	901,417	—	—	—	901,417
Slots	—	126,547	—	—	—	126,547
Software	—	946,516	251,683	(422,080)	192	776,311
		1,974,480	251,683	(422,080)	192	1,804,275
Amortization
Software	19%	(547,957)	(182,264)	389,193	—	(341,028)
		(547,957)	(182,264)	389,193	—	(341,028)

Total intangible assets, net		1,426,523	69,419	(32,887)	192	1,463,247

(a)The balances of transfers are between “Property and equipment”, “Right-of-use assets”, and "Intangible assets”.

F-42	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)

Description	Weighted average rate (p.a.)	December 31, 2021	Acquisitions	Write-offs	December 31, 2022

Cost
Goodwill		901,417	—	—	901,417
Slots		126,547	—	—	126,547
Software		748,049	198,525	(58)	946,516
		1,776,013	198,525	(58)	1,974,480

Amortization
Software	17%	(417,975)	(129,982)	—	(547,957)
		(417,975)	(129,982)	—	(547,957)

Total intangible assets, net		1,358,038	68,543	(58)	1,426,523
17.3Impairment of intangible assets without a finite useful life
As of December 31, 2023, the Company performed its annual impairment test of the carrying amount of its cash generating unit to which goodwill and slots are allocated, through determining its value in use by reference to future discounted cash flows.
The assumptions used in the impairment tests of goodwill and slots are consistent with the Company's operating plans and internal projections, prepared for a period of five years. After this period, a perpetuity rate of growth of operating projections is assumed. The discounted cash flow that determined the value in use of the cash-generating unit was prepared according to the Company’s business plan approved by the Board of Directors in December 2023.
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
The result of the goodwill and slots impairment test demonstrated that the estimated recoverable amount of the CGU is significantly greater than its carrying amount and, therefore, no impairment loss was identified. To estimate the value in-use of the CGU, a pre-tax discount rate of 11.4% (11.5% as of December 31, 2022) and a growth rate in perpetuity of 3.0% (3.0% as of December 31, 2022) were used.

	December 31,
Description	2023	2022

Carrying amount – Goodwill and slots	1,027,964	1,027,964

Azul S.A.	Consolidated Financial Statements	F-43

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
18.LOANS AND FINANCING
18.1Accounting policies
Loans and financing are initially recognized at fair value less any directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.
18.2Movement of loans and financing

Description	Average nominal rate p.a.	Effective rate	Maturity	December 31, 2022	Funding (–) costs	Transfers(a)	Payment of principal	Payment of interest	Interest incurred	Foreign currency exchange	Effects of restriction(b)	Amortized cost	December 31, 2023	Principal payable	Interest Payable	Amortized cost	December 31, 2023

In foreign currency – US$

Senior notes – 2024	5.9%	6.3%	Oct-24	2,097,402	—	(1,596,972)	—	(92,985)	76,569	(157,024)	1,212	3,897	332,099	329,472	3,441	(814)	332,099
Senior notes – 2026	7.3%	7.8%	Jun-26	3,095,665	—	(2,725,010)	—	(126,950)	121,218	(253,595)	34,278	6,966	152,572	153,701	464	(1,593)	152,572
Senior notes – 2028	11.9%	13.5%	Aug-28	—	3,643,382	186,005	—	(173,450)	218,885	31,138	—	16,771	3,922,731	4,051,093	42,960	(171,322)	3,922,731
Senior notes – 2029	11.5%	11.5%	May-29	—	—	1,410,967	(277,961)	(52,893)	65,165	20,267	—	—	1,165,545	1,153,751	11,794	—	1,165,545
Senior notes – 2030	10.9%	10.9%	May-30	—	—	2,725,010	—	(112,453)	140,308	24,648	—	—	2,777,513	2,750,921	26,592	—	2,777,513
Aircraft, engines and others	6.5%	9.3%	Mar-29	731,224	—	(1,067)	(402,994)	(42,727)	47,720	(53,401)	—	5,524	284,279	283,965	1,808	(1,494)	284,279
	Sofr 1M + 4.6%	10.0%	May-26	—	79,222	—	—	—	196	(332)	—	—	79,086	78,890	196	—	79,086

				5,924,291	3,722,604	(1,067)	(680,955)	(601,458)	670,061	(388,299)	35,490	33,158	8,713,825	8,801,793	87,255	(175,223)	8,713,825

In local currency – R$
Working capital	CDI + 3.1%	CDI +3,1%	Feb-24	496,997	301,098	—	(770,795)	(59,807)	58,454	—	—	1,544	27,491	27,190	301	—	27,491
			Sep-25	2,675	—	—	(546)	(155)	183	—	—	—	2,157	2,157	—	—	2,157
																	—
Debentures	CDI + 5.4%	16.3%	Dec-28	747,170	585,661	—	(431,530)	(123,907)	131,629	—	—	10,049	919,072	913,521	28,409	(22,858)	919,072
																	—
Aircraft, engines and others	Selic +5.5%	17.4%	May-25	19,284	—	—	(4,697)	(4,714)	2,868	—	—	30	12,771	12,851	—	(80)	12,771
	6.3%	6.3%	Mar-27	42,282	—	—	(18,600)	(2,111)	1,912	—	—	113	23,596	23,596	—	—	23,596
																	—
				1,308,408	886,759	—	(1,226,168)	(190,694)	195,046	—	—	11,736	985,087	979,315	28,710	(22,938)	985,087

Total in R$				7,232,699	4,609,363	(1,067)	(1,907,123)	(792,152)	865,107	(388,299)	35,490	44,894	9,698,912	9,781,108	115,965	(198,161)	9,698,912

Current				1,112,940									1,100,051				1,100,051
Non-current				6,119,759									8,598,861				8,598,861

(a)The balance of transfers are between “Loans and financing” and “Leases”.
(b)Refers mainly to the acceleration of the amortization of funding costs considered extinguished in accordance with the requirements of paragraph 3.3.2 of IFRS 9 – Financial instruments, which determines that a substantial modification of the terms of a debt instrument, or a portion thereof, will be accounted for with an extinguishment of such instrument.

F-44	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)

Description	Average nominal rate p.a.	Effective rate	Maturity	December 31, 2021	Funding (–) costs	Payment of principal	Payment of interest	Interest incurred	Foreign currency exchange	Amortized cost	December 31, 2022	Principal payable	Interest accrued	Amortized cost	December 31, 2022

In foreign currency – US$

Senior notes – 2024	5.9%	6.3%	Oct-24	2,236,910	—	—	(120,924)	120,487	(146,308)	7,237	2,097,402	2,087,079	21,798	(11,475)	2,097,402
Senior notes – 2026	7.3%	7.8%	Jun-26	3,298,018	—	—	(227,525)	222,675	(208,927)	11,424	3,095,665	3,130,620	9,457	(44,412)	3,095,665

Aircraft and engines	6.0%	9.3%	Mar-29	1,096,955	—	(306,668)	(43,061)	52,940	(74,467)	5,525	731,224	733,697	4,669	(7,142)	731,224
	Libor 3M + 2.6%	Libor 3M + 2.6%	Mar-22	1,561	—	(1,428)	—	6	(139)	—	—	—	—	—	—
				6,633,444	—	(308,096)	(391,510)	396,108	(429,841)	24,186	5,924,291	5,951,396	35,924	(63,029)	5,924,291

In local currency – R$
Working capital	CDI +3.9%	18.6%	Feb-24	643,699	227,467	(369,623)	(108,887)	104,030	—	311	496,997	495,631	1,798	(432)	496,997
	2.9%	2.9%	Sep-25	23,202	—	(20,728)	(1,031)	1,232	—	—	2,675	2,648	27	—	2,675
Debentures(a)	CDI + 5.0%	16.3%	Dec-27	733,017	(12,308)	(74,056)	(50,908)	147,029	—	4,396	747,170	694,921	70,820	(18,571)	747,170
Aircraft and engines	Selic + 5.5%	17.4%	May-25	28,038	—	(8,350)	(4,374)	3,910	—	60	19,284	19,386	18	(120)	19,284
	6.2%	CDI + 6.2%	Mar-27	84,330	—	(42,324)	(3,863)	4,017	—	122	42,282	42,397	7	(122)	42,282
				1,512,286	215,159	(515,081)	(169,063)	260,218	—	4,889	1,308,408	1,254,983	72,670	(19,245)	1,308,408

Total in R$				8,145,730	215,159	(823,177)	(560,573)	656,326	(429,841)	29,075	7,232,699	7,206,379	108,594	(82,274)	7,232,699

Current				984,266							1,112,940				1,112,940
Non-current				7,161,464							6,119,759				6,119,759

(a)The amount of R$12,308 refers to costs to be amortized due to the renegotiation of the debentures.
18.3Schedule of amortization of long-term debt

	December 31,
Description	2023	2022

2023	—	1,112,940
2024	1,100,051	2,397,036
2025	222,201	234,919
2026	355,930	3,306,081
2027	116,146	172,205
After 2027	7,904,584	9,518
	9,698,912	7,232,699

Current	1,100,051	1,112,940
Non-current	8,598,861	6,119,759

Azul S.A.	Consolidated Financial Statements	F-45

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
18.4Main loan and financing operations
18.4.1Funding occurred in 2023
18.4.1.1Working capital
During the first quarter, the Company raised R$302,252 at costs of R$1,154, a rate equivalent to CDI+6.4% p.a. and a single payment of interest and principal in June 2023. During the second quarter, the payment deadline was postponed to September 2023 and the interest rate was postponed to CDI+6.5% p.a. In July 2023 the balance was paid in advance.
18.4.1.2Debentures
During the second quarter, the Company granted the 11th issue of simple debentures, not convertible into shares, of the type with real guarantee, with additional personal guarantee, in a single series, in the principal amount of R$600,000, with a nominal unit face value of R$1, costs of R$11,872, rate equivalent to CDI+6.0% p.a. and maturity in June 2024. Interest will be amortized monthly. The resources were fully and exclusively used to pay for the supply aircraft fuel.
18.4.1.3Senior notes 2028
In July 2023, the Company completed a private offering of senior debt securities for a principal amount of R$3,831,040, (equivalent to US$800,000), costs funding were from R$187,658, with interest of 11.9% p.a. paid quarterly starting in November 2023 and principal due in August 2028. The net proceeds will be used to pay certain debts, obligations and other corporate purposes.
In October 2023, the Company issued additional notes for a principal amount of R$186,005 (equivalent to US$36,778). Such notes were issued in exchange for the aggregate principal amount of R$190,819 (equivalent to US$37,730) of the Senior Notes 2024.
18.4.1.4Aircraft and engines
In November 2023, the Company financed R$79,222, with interest of 4.6%p.a. plus the variation in the Secured Overnight Financing Rate (“SOFR”) and maturity in May 2026.
18.4.2Renegotiations occurred in 2023
18.4.2.1Debentures
During the first quarter, the Company renegotiated the terms of the debentures, with a principal amount of R$700,000, costs of R$2,467 in order to extend the maturity date from December 2027 to December 2028. There was no change in interest rates.
In accordance with IFRS 9 – Financial Instruments, the Company concluded that the renegotiation does not fall within the scope of debt extinguishment. For this reason, any costs or fees incurred were deducted from the debt balance.

F-46	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
18.4.2.2Aircraft and engines
During the first quarter, the Company renegotiated the deferral of the payment from March 31, 2023 to December 31, 2023 of an installment in the amount of R$194,330, changing the weighted average rate from 6.5% p.a. to 7.4% p.a. Linked to this renegotiation, in the second quarter, the weighted average rate of the entire contract was renegotiated, changing from 7.4% p.a. to 8.6% p.a. In December 2023 the balance was paid in advance.
In accordance with IFRS 9 - Financial Instruments, the Company concluded that the renegotiation does not fall within the scope of debt extinguishment. For this reason, any costs or fees incurred were deducted from the debt balance.
18.4.2.3Senior notes
In June, 2023, the Company announced its subsidiary Azul Investments issued:
•an offer exchange debt securities with interest of 5.9% p.a due 2024 (Senior Notes 2024) for debt securities with interest of 11.5% p.a. due 2029; and
•an offer to exchange debt securities with interest of 7.3% p.a due 2026 (Senior Notes 2026) for debt securities with interest of 10.9% p.a. due 2030.
In July and October 2023, the Company concluded its exchange offers and as a consequence issued:
•R$1,410,967 (equivalent to US$294,215) in principal amount with interest of 11.5% p.a. due 2029 (which were issued in exchange for R$1,410,967 (equivalent to US$294,215) in aggregate principal amount of the Senior Notes 2024);
•R$2,725,010 (equivalent to US$568,219) in the principal amount with interest of 10.9% p.a. maturing in 2030 (which were issued in exchange for R$2,725,166 (equivalent to US$568,252) in the principal amount of the Senior Notes 2026); and.
•R$186,005 (equivalent to US$36,778) in principal amount with interest of 11.5% p.a. due 2028 (which were issued in exchange for R$190,819 (equivalent to US$37,730) in aggregate principal amount of Senior Notes 2024);
In total, 90.0% of the principal value of the 2024 and 2026 Senior Notes was exchanged for 2028 and 2030 debt securities, as shown below:

Description	Total principal amount offered for exchange US$	% exchanged

5.9% Senior notes 2024	331,945	83.0%
7.3% Senior notes 2026	568,252	94.7%
Total	900,197	90.0%
Due to debt renegotiations, the amount of R$199,635 was recorded in the statements of operations, under the line “Debt restructuring”. The amount refers to R$35,490 of the effects of extinguishing the debt and R$164,145 of new costs incurred, not capitalized as it concerns the extinguishment of the original debts.

Azul S.A.	Consolidated Financial Statements	F-47

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
18.5Covenants
As of December 31, 2023, the Company has loans and financing subject to covenants related to the indebtedness level and the debt service coverage ratio.

Covenant related to:	Restrictive clause relating to:	Frequency of measurement	Indicators for the measurement	Reached

9th and 10th issue of debentures	Annual	(i) Adjusted debt service coverage ratio (DSCR). (ii) Financial leverage .	(i) equal to or greater than 1.2 (ii) less than or equal to 6.5 in 2023; 5.0 in 2024 and 2025; and 4.5 in 2026 and 2027.	Waiver
11th issue of debentures	Annual	(i) index obtained by adjusted net debt/adjusted EBITDA.	(i) financial leverage less than or equal to 3.75%.as of December 31, 2023	Reached
Aircraft financing	Annual	(i) Adjusted debt service coverage ratio (DSCR); and (ii) Financial leverage.	(i) equal to or greater than 1.2; and (ii) less than or equal to 6.5.	Waiver
Engine maintenance financing	Quarterly/Annual	(i) Adjusted debt service coverage ratio (DSCR); and (ii) Financial leverage.	(i) equal to or greater than 1.2; and (ii) less than or equal to 5.5.	Waiver
The Company requested waivers from its counterparties, and obtained them for the year ended December 31, 2023. Therefore, the related debt is classified in these financial statements in accordance with the contractual flow originally established.
18.6Guarantees
The package of guarantees for the debt renegotiations and the issuance of Senior Notes 2028, which took place during 2023, consists of the fiduciary assignment of the flow of receivables from Azul Viagens and the loyalty program and the fiduciary sale of the loyalty program's intellectual property. The Senior Notes 2028 and the Convertible Debentures are guaranteed in the first degree and the Senior Notes 2029 and 2030 are guaranteed in the second degree.
19.LEASES
19.1Accounting policies
Lease liabilities are recognized, measured, presented and disclosed in accordance with IFRS – 16 Leases, against right-of-use assets, the accounting policies adopted by the Company for leasing operations are presented in note 16.
19.2Renegotiations
During the year ended December 31, 2023, the Company defined the conditions for renegotiations and began to sign, who agreed to receive negotiable debt securities maturing in 2030 and shares priced to reflect Azul's new cash generation, its improved capital structure and the reduction of its credit risk.

F-48	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
Until December 31, 2023, the Company had renegotiated 119 lease contracts under these new conditions. In general, the conditions agreed between the Company and lessors are as follows:
•Notes: R$1,385,115 (equivalent to US$286,104), with interest to be paid quarterly from December 2023, with interest of 7.5% p.a., and principal maturity in June 2030; and
•Convertible to equity: R$2,178,740 (equivalent to US$450,032), with interest-free and consecutive quarterly payments, starting in July 2024.
The costs incurred in these transactions correspond to R$84,421 and were recognized in the statement of operations as required by IFRS 9 – Financial Instruments.

	December 31,
Description	2023	2022

Leases	12,455,827	14,582,833
Leases – Notes	1,030,845	—
Leases – Convertible to equity	1,659,739	—
	15,146,411	14,582,833

Current liabilities	3,687,392	4,025,948
Non-current assets	11,459,019	10,556,885
19.3Movement of Leases

Description	Average remaining term	Weighted average rate	December 31, 2022	Additions	Modifications	Payments	Interest incurred	Transfers(b)	Write-offs	Foreign currency exchange	December 31, 2023

Lease without purchase option:
Aircraft(a)	8.1	16.3%	13,585,810	1,086,943	1,090,251	(2,834,794)	2,209,708	(2,544,154)	(103,107)	(922,775)	11,567,882
Others	4.6	10.3%	185,527	21,763	76,266	(55,934)	19,194	—	—	(9,562)	237,254
Lease with purchase option:
Aircraft(a)	5.0	13.8%	811,496	—	70,806	(192,819)	99,766	(90,815)	—	(47,743)	650,691
Total			14,582,833	1,108,706	1,237,323	(3,083,547)	2,328,668	(2,634,969)	(103,107)	(980,080)	12,455,827

Current			4,025,948								3,349,056
Non-current			10,556,885								9,106,771

(a)Includes aircraft, engines, and simulators.
(b)The transfer balances are between “Loans and financing”, “Leases”; “Leases: Notes and Convertible to equity”; “Accounts payable” and “Other liabilities”.

Azul S.A.	Consolidated Financial Statements	F-49

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)

Description	Average remaining term	Weighted average rate	December 31, 2021	Additions	Modifications	Payments	Interest incurred	Write-offs	Foreign currency exchange	December 31, 2022

Lease without purchase option:
Aircraft(a)	7.6	21.3%	13,724,647	1,507,577	55,342	(3,220,152)	2,400,049	(1,123)	(880,530)	13,585,810
Other	4.9	9.8%	71,869	193,360	11,452	(38,031)	15,798	(67,416)	(1,505)	185,527
Lease with purchase option:
Aircraft(a)	5.8	18.5%	1,094,059	113,231	(113,993)	(345,503)	117,281	—	(53,579)	811,496
Total			14,890,575	1,814,168	(47,199)	(3,603,686)	2,533,128	(68,539)	(935,614)	14,582,833

Current			3,497,665							4,025,948
Non-current			11,392,910							10,556,885

(a)Includes aircraft, engines, and simulators.
19.4Leases – Notes

Description	Average remaining term	Weighted average rate	December,31 2022	Additions	Interest incurred	Transfers(a)	Foreign currency exchange	December 31, 2023

Financing with lessors – Notes	6.5	14.8%	—	11,097	36,292	1,018,404	(34,948)	1,030,845
Total			—	11,097	36,292	1,018,404	(34,948)	1,030,845

Current			—					121,948
Non-current			—					908,897

(a)The transfer balances are between “Leases” and “Leases: Notes and Convertible to equity”.

F-50	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
19.5Leases – Convertible to equity

Description	Average remaining term	Weighted average rate	December,31 2022	Additions	Interest incurred	Transfers(a)	Foreign currency exchange	December,31 2023

Financing with lessors – Convertible to equity	3.6	14.6%	—	17,270	55,597	1,640,771	(53,899)	1,659,739
Total			—	17,270	55,597	1,640,771	(53,899)	1,659,739

Current			—					216,388
Non-current			—					1,443,351

(a)The transfer balances are between “Leases” and “Leases: Notes and Convertible to equity”.
19.6Schedule of amortization of leases

	December 31,
Description	2023	2022

2023	—	4,387,911
2024	3,570,147	4,162,958
2025	2,851,258	3,579,587
2026	2,615,718	3,237,509
2027	2,226,313	2,909,201
After 2027	9,594,071	8,512,031
Minimum lease payments	20,857,507	26,789,197

Financial charges	(8,401,680)	(12,206,364)

Present value of minimum lease payments	12,455,827	14,582,833

Current	3,349,056	4,025,948
Non-current	9,106,771	10,556,885

Azul S.A.	Consolidated Financial Statements	F-51

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
19.7Schedule of amortization of leases – Notes

Description	December 31, 2023

2024	130,432
2025	103,883
2026	103,883
2027	103,883
After 2027	1,644,823
Minimum lease payments	2,086,904

Financial charges	(1,056,059)

Present value of minimum lease payments	1,030,845

Current	121,948
Non-current	908,897
There were no comparative balances as of December 31, 2022.

F-52	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
19.8Schedule of amortization of Leases – Convertible to equity

Description	December 31, 2023

2024	235,897
2025	726,247
2026	726,247
2027	490,348
Minimum lease payments	2,178,739

Financial charges	(519,000)

Present value of minimum lease payments	1,659,739

Current	216,388
Non-current	1,443,351
There were no comparative balances as of December 31, 2022.
19.9Covenants
As of December 31, 2023, the Company has lease liabilities subject to covenants related to the indebtedness level and the debt service coverage ratio.

Covenant related to:	"Indicators for the measurement"	Frequency of measurement	Required	Reached

Aircraft financing	Annual	(i) Adjusted debt service coverage ratio (DSCR); and (ii) Financial leverage	(i) equal to or greater than 1.2; and (ii) less than or equal to 5.5.	Waiver
The Company requested waivers from its counterparties, and obtained them for the year ended December 31, 2023. Therefore, the related debt is classified in these financial statements in accordance with the contractual flow originally established.
20.CONVERTIBLE DEBT INSTRUMENTS
20.1Accounting policies
As required by IFRS 9 – Financial Instruments, the right to convert convertible debentures into shares was measured at fair value through profit or loss as it is an embedded derivative.

Azul S.A.	Consolidated Financial Statements	F-53

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
20.2Renegotiations
In July 2023, the Company concluded the renegotiation of the convertible debentures, with a principal value of R$1,745,900, changing the maturity date from October 2025 to October 2028, at a nominal rate of 6.0% p.a. to 12.3% p.a. and the conversion price from R$32.26 to R$22.78.
In accordance with IFRS 9 – Financial Instruments, the Company concluded that the renegotiation of the debentures falls within the scope of debt extinguishment. Therefore, the values recorded previously were extinguished and a new debt was recorded. For this reason, any costs or fees incurred were recognized in the statement of operations.
Due to the modification of the debt, the amount of R$352,430, composed of the effect of the restructuring of R$233,068 (expenses of R$346,555 related to the extinction and reconstitution of the conversion right and income of R$113,487 related to the extinction and reconstitution of the debt) and R$119,362 of new costs incurred, was recorded in the statement of operations, under the line “Restructuring of debentures”.
The balance presented below debentures includes the right to convert the debt into Company shares in the amount of R$488,775 (R$116,971 as of December 31, 2022).
20.3Movement of convertible debt instruments

Description	Average nominal rate p.a.	Effective rate(a)	Maturity	December 31, 2022	Variation of conversion right	Payment of principal	Payment of interest	Interest incurred	Foreign currency exchange	Restructuring result	Amortized cost	December 31, 2023

In foreign currency – US$
Debentures	12.3%	12.3%	Oct-28	1,403,719	25,249	(542,496)	(100,928)	242,608	(62,232)	233,068	2,622	1,201,610
Total in R$				1,403,719	25,249	(542,496)	(100,928)	242,608	(62,232)	233,068	2,622	1,201,610

Current				14,789								25,807
Non-current				1,388,930								1,175,803

(a)Does not consider the conversion right.

Description	Average nominal rate p.a.	Effective rate(a)	Maturity	December 31, 2021	Variation of conversion right	Payment of interest	Interest incurred	Foreign currency exchange	Amortized cost	December 31, 2022

In foreign currency – US$
Debentures	6.0 % a 7.5%	6.6%	Oct-25	1,873,001	(519,815)	(105,891)	231,103	(79,212)	4,533	1,403,719
Total in R$				1,873,001	(519,815)	(105,891)	231,103	(79,212)	4,533	1,403,719

Current				39,124						14,789
Non-current				1,833,877						1,388,930

(a)Does not consider the conversion right.

F-54	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
20.4Schedule of amortization

Description	December 31, 2023	December 31, 2022

2023	—	14,789
2024	25,807	—
2025	—	1,388,930
After 2026	1,175,803	—
	1,201,610	1,403,719

Current	25,807	14,789
Non-current	1,175,803	1,388,930

Azul S.A.	Consolidated Financial Statements	F-55

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
21.ACCOUNTS PAYABLE
21.1Accounting policies
Amounts payable to suppliers are initially recognized at fair value and subsequently increased, when applicable, by the corresponding charges and monetary and exchange variations.
21.2Breakdown of accounts payable
As described in note 2.1.4.6, negotiations with suppliers of aircraft services and parts mostly followed the same model as the renegotiation of lease obligations, i.e. the Company issued Notes in the equivalent amount of R$408,541 (equivalent of US$84,386), with interest of 7.5% p.a. to be paid quarterly from December 2023, and principal due in June 2030), as well as Convertible to equity, in the total amount of R$159,775 (equivalent US$33,002), with consecutive quarterly payments, starting in January 2025.

	December 31,
Description	2023	2022

Accounts payable	3,077,225	3,034,799
Accounts payable – Notes	401,702	—
Accounts payable – Convertible to equity	119,841	—
	3,598,768	3,034,799

Current	2,277,841	2,517,828
Non-current	1,320,927	516,971
21.3Movement of accounts payable
21.3.1Accounts payable – Notes

Description	December 31, 2022	Addition	Interest incurred	Foreign currency exchange	December 31, 2023

Financing with accounts payable – Notes	—	401,824	8,357	(8,479)	401,702
Total	—	401,824	8,357	(8,479)	401,702

Current	—				11,624
Non-current	—				390,078
21.3.2Accounts payable – Convertible to equity

Description	December 31, 2022	Addition	Interest incurred	Foreign currency exchange	December 31, 2023

Financing with accounts payable – Convertible to equity	—	118,809	3,347	(2,315)	119,841
Total	—	118,809	3,347	(2,315)	119,841

Non-current	—				119,841

F-56	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
22.REVERSE FACTORING
22.1Accounting policies
The Company negotiates with suppliers with the aim of extending its payment terms. Agreements were entered into with financial institutions that allow the Company’s suppliers, mainly of fuel, to receive advances on amounts due from the Company with interest rates ranging between 1.19% to 1.27% p.m.
When an amount is advanced by a supplier with the financial institution, is transferred from the item “Accounts payable” to “Reverse factoring”.
22.2Movement of reverse factoring

Description	Consolidated

At December 31, 2021	3,694
Addition	1,541,948
Interest incurred	79,460
Interest paid	(53,476)
Payment	(818,274)

At December 31, 2022	753,352

Addition	391,676
Interest incurred	17,010
Interest paid	(39,714)
Payment	(831,477)

At December 31, 2023	290,847
23.DERIVATIVE FINANCIAL INSTRUMENTS
23.1Accounting policies
Changes in interest rates, exchange rates and aviation fuel prices expose the Company to risks that may affect its financial performance. In order to mitigate such risks, the Company contracts derivative financial instruments. Changes in their fair value are recognized directly in profit or loss.

Azul S.A.	Consolidated Financial Statements	F-57

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
23.2Breakdown of derivative financial instruments

Changes in fair value	Interest rate swap	Forward – fuel	Option fuel	Forward – foreign currency	Conversion right debentures	Total

At December 31, 2021	(213,257)	9,383	—	270,640	(636,786)	(570,020)
Gains (losses) recognized in result	33,519	440,065	—	(35,394)	519,815	958,005
Payment (receipts)	568	(478,149)	—	—	—	(477,581)
At December 31, 2022	(179,170)	(28,701)	—	235,246	(116,971)	(89,596)

Gains (losses) recognized in result	(34,075)	(168,378)	13,796	(24,552)	(25,249)	(238,458)
Payments (receipts)	213,245	136,977	(1,530)	(210,694)	—	137,998
Restructuring(b)	—	—	—	—	(346,555)	(346,555)
At December 31, 2023	—	(60,102)	12,266	—	(488,775)	(536,611)

Rights with current derivative financial instruments	—	757	21,152	—	—	21,909
Obligations with current derivative financial instruments	—	(60,019)	(8,886)	—	—	(68,905)
Obligations with non-current derivative financial instruments	—	(840)	—	—	—	(840)
Non-current convertible instruments	—	—	—	—	(488,775)	(488,775)
	—	(60,102)	12,266	—	(488,775)	(536,611)

.
(a)Refers to the effects of the extinction and reconstitution of the conversion right.

Changes in fair value	Options – foreign currency	Interest rate swap	Forward – fuel	Forward – foreign currency	Conversion right (debentures)	Total

Rights (obligations) with derivatives at December 31, 2020	8,947	(269,491)	(81,274)	349,093	(1,465,999)	(1,458,724)
Gains (losses) recognized in result	(10,222)	48,571	75,075	(78,453)	829,213	864,184
Payment in cash	1,275	7,663	15,582	—	—	24,520
Rights (obligations) with derivatives at December 31, 2021	—	(213,257)	9,383	270,640	(636,786)	(570,020)

Rights with current derivative financial instruments	—	73,794	9,383	—	—	83,177
Rights with non-current derivative financial instruments	—	—	—	270,640	—	270,640
Obligations with current derivative financial instruments	—	(77,509)	—	—	—	(77,509)
Obligations with non-current derivative financial instruments	—	(209,542)	—	—	—	(209,542)
Long-term loans and financing	—	—	—	—	(636,786)	(636,786)
	—	(213,257)	9,383	270,640	(636,786)	(570,020)
24.AIRPORT TAXES AND FEES
24.1Accounting policies
The amounts payable in airport taxes and fees are initially recognized at fair value and subsequently increased, when applicable, by the corresponding charges and monetary and exchange variations.

F-58	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
24.2Breakdown of airport taxes and fees

	December,
Description	2023	2022

Airport fees	1,490,514	1,087,232
Boarding tax	248,689	213,093
Others	20,880	34,444

	1,760,083	1,334,769

Current	588,404	831,897
Non-current	1,171,679	502,872
25.AIR TRAFFIC LIABILITY AND LOYALTY PROGRAM
25.1Accounting policies
This represents the Company’s obligations for the early receipt of air transport services and other auxiliary services related to the main obligation with its customers. They are accounted for at the amount of the transaction and as they are non-monetary items they are not subject to exchange differences or monetary adjustment of any nature. The liability is derecognized when the related transport services are provided.
25.2Breakdown of air traffic liability and loyalty program

	December 31,
Description	2023	2022

Air traffic liability and loyalty program	5,782,121	4,660,271
Breakage	(576,245)	(520,246)
	5,205,876	4,140,025

Average use term(a)	56 days	48 days

(a)Does not consider the loyalty program.
26.SALARIES AND BENEFITS
26.1Accounting policies
Salaries and benefits obligations are initially recognized at fair value, on an accrual basis.
26.2Breakdown salaries and benefits

	December,31
Description	2023	2022

Short-term benefits	473,060	478,568
Share-based payment	1,737	844
	474,797	479,412

Azul S.A.	Consolidated Financial Statements	F-59

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
27.TAXES PAYABLE
27.1Accounting policies
Taxes payable represent tax obligations arising from the Company’s operating activities, mainly from the transport of passengers and cargo.
27.2Breakdown of taxes payable

	December 31,
Description	2023	2022

Government installment payment program federal	157,970	96,547
Social Integration Program (" PIS ") and Contribution to Social Security Financing (" COFINS ")	4,231	55,385
Taxes withheld	76,520	49,906
Import taxes	13,483	15,189
Others	2,251	48,156
	254,455	265,183

Current	142,168	193,588
Non-current	112,287	71,595
In the first quarter of 2023, the Company opted to pay federal taxes in installments over 60 months in the amount of R$103,650. As of December 31, the Company not did have overdue amounts.
28.PROVISIONS
28.1Accounting policies
28.1.1Provision for return of aircraft and engines
Aircraft and engines held under lease agreements without purchase options have contractual obligations establishing conditions for their return.
The Company provides for return costs, since these are present obligations arising from past events and which will generate future disbursements, which are reliably measured.
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
28.1.2Tax, civil, labor and other risks
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

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The Company’s Management believes that the provision for tax, civil and labor risks is sufficient to cover any losses on legal and administrative proceedings.
28.1.3Post-employment benefits
The Company recognizes actuarial liabilities related to health insurance benefits offered to its employees in accordance with IAS 19 – Employee Benefits. Actuarial gains and losses are recognized in other comprehensive income based on the actuarial report prepared by independent experts, while the current service cost and the interest cost are recognized in profit or loss.
28.2Breakdown of provisions

Description	Return of aircraft and engines(a)	Tax, civil, labor and other risks	Onerous contracts	Post -employment benefit	Total

At December 31, 2021	2,241,439	558,982	693,407	5,761	3,499,589

Additions	678,252	181,136	(586,634)	113	272,867
Write-offs	(228,034)	(179,391)	(178,126)	—	(585,551)
Interest incurred	144,563	—	100,975	609	246,147
Effect of change in financial assumptions	—	—	—	(888)	(888)
Effect of plan experience	—	—	—	1,406	1,406
Foreign currency exchange	(160,954)	—	(29,622)	—	(190,576)

At December 31, 2022	2,675,266	560,727	—	7,001	3,242,994

Additions	501,864	216,778	—	115	718,757
Modifications	(250,134)	—	—	—	(250,134)
Write-offs	(401,014)	(237,313)	—	—	(638,327)
Interest incurred	239,078	17,581	—	760	257,419
Benefit paid by the plan	—	—	—	(141)	(141)
Effect of change in financial assumptions	—	—	—	(23)	(23)
Effect of plan experience	—	—	—	2,198	2,198
Foreign currency exchange	(191,890)	—	—	—	(191,890)

At December 31, 2023	2,573,170	557,773	—	9,910	3,140,853

At December 31, 2023
Current	497,525	238,905	—	—	736,430
Non-current	2,075,645	318,868	—	9,910	2,404,423

At December 31, 2022
Current	654,897	179,391	—	—	834,288
Non-current	2,020,369	381,336	—	7,001	2,408,706

(a)Nominal discount rate 10.7% p.a. (11.2% p.a as of December 31, 2022.)

Azul S.A.	Consolidated Financial Statements	F-61

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
28.2.1Tax, civil, labor and other risks
The balances of the proceedings with estimates of probable and possible losses are shown below:

	Probable loss		Possible loss
	December 31,		December 31,
Description	2023	2022	2023	2022

Tax	284,638	263,495	432,109	376,510
Civil	131,464	107,980	49,930	57,871
Labor	141,671	121,842	68,789	43,423
Other	—	67,410	—	—
	557,773	560,727	550,828	477,804
28.2.1.1Tax
28.2.1.1.1 Probable loss
The Company discusses the non-application of the additional charge of 1% of COFINS on imports of aircraft, parts and components, in the amount of R$219,695 (as of December 31, 2022 R$209,496). Such classification is due to decisions from higher courts considering the legality of the collection of the additional charge on the imports made by airlines.
28.2.1.1.2 Possible loss
In 2022, the Company was assessed by the Federal Revenue Service due to alleged infringement relating to Social Security Contribution on Gross Revenue (payroll tax relief), totaling approximately R$255,042. Tax assessment notices are being discussed at the administrative and judicial levels.
The Company has social security distribution in the amount of R$69,768 related to the non-incidence of the Employer's Social Security Contribution on the amounts deducted under private pension and health plan. The discussion is based on the fact that the expenses are not included in the concept of remuneration and, therefore, are not subject to collection.
The values are dispersed and it is not possible to highlight any specific process.
28.2.1.2Civil
The Company has civil lawsuits, mainly related to compensation actions in general, such as flight delays and cancellations, lost and damaged luggage, among others. The values are dispersed and it is not possible to highlight any specific process.
28.2.1.3Labor
The Company has labor complaints, mainly related to discussions related to overtime, hazard pay, unhealthy conditions and equal pay. The values are scattered and it is not possible to highlight any specific process.
28.2.1.4Others
The amounts recorded under this heading are related to the contingent liabilities assumed as a result of the business combination with Conecta. During the year ended December 31, 2023, the process was concluded and the Company was ordered to pay R$3,776, so the reversal of R$63,634 was recorded in the statements of operations for the year.

F-62	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
28.2.2Post-employment benefit
Below are the assumptions used to calculate post-employment benefits:

	December 31,
Weighted average of assumptions	2023	2022

Nominal discount rate p.a.	9.92%	10.96%
Actual discount rate p.a.	5.79%	5.78%
Estimated inflation rate in the long term p.a.	3.90%	4.90%
HCCTR – Average nominal inflation rate p.a.	7.02%	8.05%
HCCTR – Actual nominal inflation rate p.a.	3.00%	3.00%
Mortality table	AT-2000 downrated by 10%	AT-2000 downrated by 10%
29.RELATED-PARTY TRANSACTIONS
29.1Accounting policies
Transactions with related parties were entered into in the ordinary course of the Company’s business, at prices, terms and financial charges according to the conditions established between the parties. Such operations include, among other aspects, shared service agreements and loan agreements.
29.2Related-party transactions
29.2.1Compensation of key management personnel
The Company’s employees are entitled to profit sharing based on certain goals agreed annually. In turn, executives are entitled to bonuses based on statutory provisions proposed by the Board of Directors and approved by the shareholders. The amount of profit sharing is recognized in profit or loss for the year in which the goals are achieved.
Key management personnel comprise the directors, officers and members of the Executive Committee and directors. Expenses incurred with remuneration and the respective charges, paid or payable, are shown below:

	December 31,
Description	2023	2022	2021

Short-term benefits	19,429	58,788	30,080
Post-employment benefit	595	—	—
Share-based payment	63,529	(17,441)	13,042
	83,553	41,347	43,122
Stock-based compensation plan, considers stock option plans, RSU and phantom shares. Such plans are expected to be settled in up to eight years and, therefore, and does not represent a cash outflow.
29.3Technology service sharing contract
The Company carried out transactions with Águia Branca Participações S.A., one of its shareholders, for the sharing of information technology resources for an indefinite period. The total amount of services acquired during the year ended December 31, 2023 was R$52 (R$52 as of December 31, 2022), recorded under the line “Other”, in the statements of operations. As of December 31, 2023, there were no amounts to be paid as a result of this transaction.

Azul S.A.	Consolidated Financial Statements	F-63

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
29.4Ticket sales contract
In March 2018, the Company entered into a ticket sales contract with Caprioli Turismo Ltda., a travel agency owned by the Caprioli family (which holds an indirect stake in the Company through TRIP former shareholders), whereby Caprioli Turismo Ltda. is granted a R$20 credit line for the purchase and resale of tickets for flights operated by the Company. This credit line is guaranteed by a non-interest bearing promissory note in the same amount payable.
29.5Aircraft sublease
The Company signed sublease agreements for three aircraft with Breeze Aviation Group (“Breeze”), an airline founded by the controlling shareholder of Azul, headquartered in the United States. The transaction was voted and approved by 97% of Azul's shareholders at the Extraordinary General Meeting held on March 2, 2020. Following good corporate practices, the controlling shareholder did not participate in the voting.
Until December 31, 2023, the operations with Breeze as recorded the following balances:

			December 31,
Creditor	Debtor	Type of operation	2023	2022

ALAB	Breeze	Aircraft sublease	30,802	67,056
ALAB	Breeze	Maintenance reservation refund	3,901	—
Breeze	ALAB	Maintenance reservation refund	(19,559)	(14,456)

			December 31,
Revenues	Expenses	Type of operation	2023	2022
ALAB	Breeze	Interest incurred	5,824	7,589
29.6Lilium
In August 2021, the Company announced plans to make a strategic partnership with Lilium GmbH, a wholly owned subsidiary of Lilium N.V.(“Lilium”), which has ultimately become a related party as the Company’s Board of Directors’ Chairman was elected independent member of Lilium’s Board of Directors.
As of December 31, 2023 and 2022, the Company has no outstanding balances with Lilium.
29.7Azorra
In August 2022, the Company made agreements for purchase and sale of aircraft and engines with entities that are part of Azorra Aviation Holdings LLC. (“Azorra”) group, which has become a related party as the Company’s Board of Directors’ Chairman was elected independent member of Azorra’s Board of Directors.
The transactions between the Company and the Azorra group are shown below:

			December 31,
Creditor	Debtor	Type of operation	2023	2022

ALAB	Azorra	Maintenance reserves	—	107,286
ALAB	Azorra	Security deposits	4,643	3,913
Azorra	ALAB	Leases	(302,947)	(113,832)
Azorra	Azul Investments	Leases – Notes	(74,572)	—
Azorra	Azul	Leases – Convertible to equity	(102,683)	—

			December 31,
Revenues	Expenses	Type of operation	2023	2022
Azorra	ALAB	Interest incurred	17,106	10,983

F-64	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
30.EQUITY
30.1Issued capital

	Value		Quantity
Description	Company’s capital	AFAC (a)	Common shares	Preferred shares

At December 31, 2021	2,290,876	120	928,965,058	333,680,010
Capital payment	—	(23,065)	—	—
Share-based payment	23,065	23,006	—	1,943,398
At December 31, 2022	2,313,941	61	928,965,058	335,623,408
Capital payment	880	(880)	—	—
Share-based payment	—	1,608	—	124,388
At December 31, 2023	2,314,821	789	928,965,058	335,747,796

(a)Advance for future capital increase.
As established in the Company’s bylaws, each common share is entitled to one vote. Preferred shares of any class do not have voting rights, however, they do provide their holders with:
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
•The right to receive dividends equal to seventy-five (75) times the amount paid to each common share.
Company shareholding structure is presented below:

	December 31, 2023			December 31, 2022
Shareholder	Common shares	Preferred shares	% economic participation	Common shares	Preferred shares	% economic participation

David Neeleman	67.0%	2.2%	4.5%	67.0%	2.2%	4.5%
Shareholders Trip(a)	33.0%	4.0%	5.0%	33.0%	4.4%	5.4%
United Airlines Inc	—%	8.0%	7.8%	—%	8.0%	7.8%
Blackrock	—%	5.0%	4.8%	—%	5.0%	4.8%
Others	—%	80.7%	77.8%	—%	80.3%	77.4%
Treasury shares	—%	0.1%	0.1%	—%	0.1%	0.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(a)This refers to Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda.
The Company is authorized, by resolution of the Board of Directors, to increase the issued capital, regardless of any amendments to bylaws, with the issue of up to 230,000,000 new preferred shares. The Board of Directors will set the conditions for the issue, including price and payment term.

Azul S.A.	Consolidated Financial Statements	F-65

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
30.2Treasury shares
30.2.1Accounting policies
Own equity instruments that are acquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of these equity instruments. Any difference between the carrying amount and the fair value, if the share is reissued, is recognized in share premium.
30.2.2Movement of treasury shares

Description	Number of shares	Amount paid	Average cost (in R$)

At December 31, 2021	384,529	11,959	31.10
Repurchase	313,102	3,923	12.53
Transfers	(347,632)	(5,678)	—
At December 31, 2022	349,999	10,204	29.15
Repurchase	591,866	6,826	11.53
Transfers	(441,866)	(7,989)	—
At December 31, 2023	499,999	9,041	18.08
In November 2022 approved the repurchase plan of 1,300,000 preferred shares maturing in 18 months, to keep them in treasury for subsequent payment of the installments of the Restricted Stock Option plan. Until December 31, 2023, within the said plan, the Company reacquired 851,868 shares.
31.EARNINGS (LOSS) PER SHARE
31.1Accounting policies
Basic earnings (loss) per share is calculated by dividing the profit or loss for the year attributed to the Company's controlling shareholders by the weighted average number of all classes of shares outstanding, except treasury shares, during the year.
Diluted earnings (loss) per share is calculated by adjusting the weighted average number of shares outstanding, except treasury shares, by instruments potentially convertible into shares. However, due to the losses reported in the years ended December 31, 2023, and 2022, these instruments issued by the company have a non-dilutive effect and therefore were not considered in the total number of shares outstanding to determine the diluted loss per share.
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

F-66	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
31.2Earnings (loss) per share calculation

	Years ended December 31,
Description	2023	2022	2021

Numerator
Loss for the year	(2,380,456)	(722,367)	(4,213,208)

Denominator
Weighted average number of common shares	928,965,058	928,965,058	928,965,058
Weighted average number of preferred shares	335,145,967	335,291,821	333,286,277
Economic value of preferred shares	75	75	75
Weighted average number of equivalent preferred shares(a)	347,532,168	347,678,022	345,672,478
Weighted average number of equivalent common shares(b)	26,064,912,583	26,075,851,633	25,925,435,858
Weighted average number of presumed conversions	220,081,929	77,059,124	63,296,103
Weighted average number of preferred shares that would have been issued the average share price at the market price	4,041,744	3,290,760	2,711,861
Average share price at market price (in reais)	14.35	18.17	36.87

Basic loss per common share – R$	(0.09)	(0.03)	(0.16)
Diluted loss per common share – R$	(0.09)	(0.03)	(0.16)
Basic loss per preferred share – R$	(6.85)	(2.08)	(12.19)
Diluted loss per preferred share – R$	(6.85)	(2.08)	(12.19)

(a)This refers to the participation in the value of the Company's total equity, calculated as if all 928,965,058 common shares had been converted into 12,386,201 preferred shares at the conversion ratio of 75 common shares for each preferred share.
(b)This refers to the participation in the value of the Company's total equity, calculated as if the weighted average of preferred shares had been converted into common shares at the conversion ratio of 75 common shares for each one preferred share.
32.SHARE-BASED PAYMENT
32.1Accounting policies
The Company offers executives share-based compensation plans to be settled with Company shares or cash, according to which the Company receives services as consideration.
The cost of instruments is measured based on fair value on the date they were granted or at the end of the reporting period for phantom shares. To determine the fair value of purchase options, the Company uses the Black-Scholes model.
The cost of transactions settled with equity securities is recognized in profit or loss under “Salaries and benefits”, together with a corresponding increase in the “Capital reserve” or “Salaries and benefits” liability for phantom shares, over the period in which performance and/or service condition are met, ending on the date on which the employee acquires the full right to the award (vesting date) or settlement and cancellation for phantom shares. The outstanding liability is revalued at fair value at the end of the reporting period.
32.2Compensation plans
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

Azul S.A.	Consolidated Financial Statements	F-67

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The movement of the plans is as follows:

	Number of shares
Description	Option plan	RSU	Phantom shares	Total

At December 31, 2021	3,923,686	1,366,386	5,136,682	10,426,754

Granted	17,089,417	1,006,779	—	18,096,196
Exercised	(1,943,398)	(479,098)	—	(2,422,496)
Canceled	—	(98,666)	(4,810,210)	(4,908,876)
At December 31, 2022	19,069,705	1,795,401	326,472	21,191,578

Granted	1,800,000	500,000	—	2,300,000
Exercised	(124,388)	(609,313)	(22,884)	(756,585)
Canceled	(223,633)	(142,023)	(56,658)	(422,314)
At December 31, 2023	20,521,684	1,544,065	246,930	22,312,679

	December, 31
Description	2023	2022

Share price (in reais)	16.01	11.01
Weighted average price of the stock option (in reais)	12.93	11.84
Weighted average price of the phantom shares (in reais)	10.35	—
Cash inflow stock option plan	1,608	23,006
Flat cash inflow of phantom shares	237	—
Total obligation related to the phantom shares	1,736	844
Income tax regarding RSU transfer	3,239	1,427
The expenses of share-based compensation plans are shown below:

	Years ended December, 31
Description	2023	2022	2021

Option plan	61,646	29,368	5,933
RSU	9,093	1,366	15,877
Phantom shares	904	(48,984)	(4,630)
	71,643	(18,250)	17,180
The reversal of expenses in 2022 and 2021 was due to the reduction in the fair value of shares in these periods.

F-68	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
32.3Assumptions
32.3.1Option plan
During the third quarter of 2023, the Company granted one program with the following conditions:

Date of grant	Option exercise price (in R$)	Fair value of the option on the grant (in R$)	Historical volatility	Expected dividend	Average risk-free rate of return	Exercise rate per tranche	Deadline remainder of vesting period (in years)	Purchasing period up to (years)	Total options granted	Total outstanding options	Total options available for exercise

December 11, 2009	3.42	1.93	47.7%	1.1%	8.8%	25.0%	0.0	4.0	5,032,800	182,870	182,870
March 24, 2011	6.44	4.16	54.8%	1.1%	12.0%	25.0%	0.0	4.0	1,572,000	84,000	84,000
April 5, 2011	6.44	4.16	54.8%	1.1%	12.0%	25.0%	0.0	4.0	656,000	6,200	6,200
June 30, 2014	19.15	11.01	40.6%	1.1%	12.5%	25.0%	0.0	4.0	2,169,122	708,993	708,993
July 1, 2015	14.51	10.82	40.6%	1.1%	15.7%	25.0%	0.0	4.0	627,810	177,592	177,592
July 1, 2016	14.50	10.14	43.1%	1.1%	12.2%	25.0%	0.0	4.0	820,250	280,124	280,124
July 6, 2017	22.57	12.82	43.4%	1.1%	10.3%	25.0%	0.0	4.0	680,467	442,796	442,796
March 14, 2017	11.85	4.82	50.6%	1.1%	11.3%	20.0%	0.0	5.0	9,343,510	—	—
August 8, 2022	11.07	8.10	70.0%	—%	13.0%	25.0%	2.6	4.0	1,774,418	1,731,390	439,962
August 8, 2022	11.07	6.40	68.8%	—%	13.2%	25.0%	1.6	4.0	1,514,999	1,399,999	669,500
August 19, 2022	11.07	7.39	67.2%	—%	13.6%	100.0%	0.0	1.0	4,900,000	4,824,333	4,824,333
August 19, 2022	11.07	11.54	74.6%	—%	12.7%	33.0%	3.6	5.0	8,900,000	8,900,000	—
July 7, 2023	15.60	10.80	75.4%	—%	11.6%	25.0%	3.5	4.0	1,800,000	1,783,387	—
									39,791,376	20,521,684	7,816,370
32.3.2RSU
During the third quarter the 2023, the Company granted one program with the following conditions:

Date of grant	Exercise rate per tranche	Fair value of share (in reais)	Remaining term of the vesting period (in years)	Purchasing period up to (years)	Total granted	Total not exercised

July 7, 2019	25.0%	51.65	0.0	4.0	170,000	—
June 19, 2020	25.0%	21.80	0.4	4.0	1,382,582	255,126
July 7, 2021	25.0%	42.67	1.5	4.0	300,000	118,661
July 7, 2022	25.0%	11.72	2.5	4.0	335,593	230,693
July 7, 2022	25.0%	11.72	2.5	4.0	671,186	444,761
July 7, 2023	25.0%	19.32	3.5	4.0	500,000	494,824
					3,359,361	1,544,065
32.3.3Phantom shares

Date of grant	Option exercise price (in reais)	Average fair value of option	Historical volatility	Expected dividend	Average risk-free rate of return	Exercise rate per tranche	Remaining term of the vesting period (in years)	Purchasing period up to (years)	Total granted	Total outstanding	Total options available for exercise

August 7, 2018	20.43	3.89	74.9%	0%	10.0%	25.0%	0.0	4.0	707,400	53,520	53,520
July 7, 2019	42.09	1.08	74.9%	0%	10.0%	25.0%	0.0	4.0	405,000	—	—
April 30, 2020	10.35	7.87	74.9%	0%	10.0%	33.3%	0.0	3.0	3,250,000	153,160	153,160
April 30, 2020	10.35	8.60	73.8%	0%	9.8%	25.0%	0.3	4.0	1,600,000	38,820	38,820
August 17, 2021	33.99	3.46	71.4%	0%	9.8%	25.0%	1.6	4.0	580,000	1,430	1,430
									6,542,400	246,930	246,930

Azul S.A.	Consolidated Financial Statements	F-69

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
33.REVENUE
33.1Accounting policies
33.1.1Revenue from passenger transport
Revenue from passenger transport is recognized when air transportation is actually provided. Tickets sold, but not yet used are recorded as “Air traffic liability and loyalty program” account, net of breakage revenue estimate (note 25).
Breakage revenue represents tickets issued that are expected to expire unused, that is, passengers who have purchased tickets and are very likely not to use them. Breakage revenue is estimated using statistical models primarily based on historical data, ticket terms and customers’ travel behavior. Breakage revenue is recognized in proportion to the usage of the related tickets. At least annually, the calculations and the statistical model are reviewed in order to reflect and capture changes in customer behavior regarding ticket expiration.
Other revenues that include charter services, flight rescheduling fees, baggage dispatch and other additional services are recognized when the services are rendered.
In the loyalty program, customers accumulate points based on the amount spent on air transportation and in accordance with the partners' rules. The amount of points earned depends on the customer's category in the loyalty program, market, fare class and other factors including promotional campaigns.
Using historical data, the Company estimates the points that will expire without being used and recognizes the corresponding revenue in the issue of the point (breakage) considering the average exchange term.
When the transportation service occurs, the portion of the ticket price allocated to air transportation is recognized as revenue and the portion corresponding to loyalty program points is deferred in accordance with IFRS 15.
The Company determines the estimated selling price of the air transportation and points as if each element had been sold on a separate basis and was therefore based on the stand-alone selling price.
The Company also sells loyalty program points to customers and partners, including credit card companies, financial institutions and retail companies. The related revenue is deferred and recognized when points are redeemed, based on the weighted average price of points sold.
Issued points not yet used are recognized under “Air traffic liability and loyalty program”, until their effective use or expiration.
33.1.2Other revenue
Other revenues mainly include the transportation of cargo and travel packages and are recognized when performance obligations are met.

F-70	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
33.2Breakdown of revenue

	Years ended December 31,
Description	2023	2022	2021

Passenger revenue	17,229,732	15,020,757	9,101,576
Other revenues	1,487,286	1,513,582	1,301,090
Total	18,717,018	16,534,339	10,402,666
Taxes levied
Passenger revenue	(2,004)	(425,812)	(290,532)
Other revenues	(160,589)	(160,460)	(136,405)
Total taxes(a)	(162,593)	(586,272)	(426,937)
Total revenue	18,554,425	15,948,067	9,975,729

(a)As of January 1, 2023, the PIS and COFINS rates on revenues arising from regular passenger air transport activities were reduced to zero, in accordance with Law 14,592/2023.
Revenues by geographical location are as follows:

	Years ended December 31,
Description	2023	2022	2021

Domestic revenue	14,675,974	13,013,202	8,849,486
Foreign revenue	3,878,451	2,934,865	1,126,243
Total revenue	18,554,425	15,948,067	9,975,729
34.FINANCIAL RESULT
34.1Accounting policies
Financial income and expenses include interest income, leases, loans and financing, exchange differences, changes in the fair value of financial assets and liabilities measured at fair value through profit or loss, gains and losses on derivative instruments, commissions and bank charges, among others. Interest income and expenses are recognized in the statement of profit or loss using the effective interest method.

Azul S.A.	Consolidated Financial Statements	F-71

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
34.2Breakdown of financial result

	Consolidated
	Years ended December, 31
Description	2023	2022	2021

Financial income
Interest on short-term investments	91,353	198,290	105,051
Sublease receivables	13,314	60,930	26,846
TAP Bond fair value	66,053	—	15,935
Others	49,421	18,069	6,448
	220,141	277,289	154,280
Financial expenses
Interest on loans and financing	(865,107)	(656,326)	(420,682)
Interest on lease	(2,420,557)	(2,533,128)	(2,433,640)
Interest on convertible debt instruments	(242,608)	(231,103)	(201,303)
Interest on factoring credit card receivables	(334,896)	(211,528)	(55,395)
Interest on provisions	(257,419)	(246,147)	(237,740)
Interest on reverse factoring	(17,010)	(79,460)	(18,228)
Interest accounts payable and airport taxes and fees	(418,066)	(282,434)	(101,168)
Guarantee commission	(142,937)	(158,651)	(109,661)
Amortized cost of loans and financing	(44,894)	(29,075)	(38,861)
Amortized cost of convertible debt instruments	(2,622)	(4,533)	(3,756)
Cost of financial operations	(84,453)	(69,416)	(56,060)
TAP Bond fair value	(25,736)	(181,726)	—
Debt restructuring	(199,635)	—	—
Restructuring of debentures	(352,430)	—	—
Others	(200,401)	(110,255)	(161,749)
	(5,608,771)	(4,793,782)	(3,838,243)

Derivative financial instruments, net	(238,458)	958,005	864,184
Foreign currency exchange, net	1,625,064	1,406,566	(1,443,046)
Financial result, net	(4,002,024)	(2,151,922)	(4,262,825)
35.RISK MANAGEMENT
35.1Accounting policies
Operating activities expose the Company to the following financial risks: (i) market risk, related to interest rate, fuel price and exchange rate, (ii) credit risk and (iii) liquidity risk.
The risks are monitored by the Company’s management and can be mitigated through the use of swaps, terms and options, interest, in the oil markets and currency .
All activities with derivative financial instruments for risk management are carried out by specialists with skill, experience and adequate supervision. It is the Company's policy not to operate transactions for speculative purposes.

F-72	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
35.2Fair value hierarchy of financial instruments
The following hierarchy is used to determine the fair value of financial instruments:
Level 1: quoted prices, without adjustment, in active markets for identical assets and liabilities;
Level 2: other techniques for which all inputs that have a significant effect on the fair value recorded are directly or indirectly observable; and
Level 3: techniques that use data that have a significant effect on the fair value recorded that are not based on observable market data.
The fair value hierarchy of the Company's consolidated financial instruments, as well as the comparison between carrying amounts and fair values, are presented below:

			Carrying amount		Fair value
			December 31,		December 31,
Description	Note	Level	2023	2022	2023	2022

Assets
Cash and cash equivalents	6	2	1,897,336	668,348	1,897,336	668,348
Long-term investments	7	2	780,312	733,043	780,312	733,043
Derivative financial instruments	23	2	21,909	271,950	21,909	271,950

Liabilities
Loans and financing	18	2	(9,698,912)	(7,232,699)	(9,796,608)	(6,187,389)
Convertible instruments	20	2	(712,835)	(1,286,748)	(712,835)	(1,286,748)
Convertible debt instruments – conversion right	20	2	(488,775)	(116,971)	(488,775)	(116,971)
Derivative financial instruments	23	2	(69,745)	(244,575)	(69,745)	(244,575)
Financial instruments carried at amortized cost whose fair value is a reasonable approximation of their book value, mainly due to the short maturity of these assets and liabilities, have not been presented above.

Azul S.A.	Consolidated Financial Statements	F-73

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
35.3Market risks
35.3.1 Interest rate risk
35.3.1.1 Sensitivity analysis
As of December 31, 2023, the Company held financial assets and liabilities linked to various types of rates. In the sensitivity analysis of non-derivative financial instruments, the impact on annual interest was only considered on positions with values exposed to such fluctuations:

	Consolidated
	Exposure to CDI		Exposure to SOFR		Exposure to LIBOR
Description	Rate (p.a.)	December 31, 2023	Weighted rate (p.a.)	December 31, 2023	Weighted rate (p.a.)	December 31, 2023

Exposed assets (liabilities), net	11.7%	674,747	5.3%	(423,134)	5.6%	(93,687)

Effect on profit or loss
Interest rate devaluation by -50%	5.8%	(39,205)	2.7%	11,297	2.8%	2,618
Interest rate devaluation by -25%	8.7%	(19,602)	4.0%	5,648	4.2%	1,309
Interest rate appreciation by 50%	17.5%	39,205	8.0%	(11,297)	8.4%	(2,618)
Interest rate appreciation by 25%	14.6%	19,602	6.7%	(5,648)	7.0%	(1,309)
Assets and liabilities linked to LIBOR are being reviewed and will be updated using alternative published rates. The Company estimates that the updated cash flows will be economically equivalent to the original ones.
35.3.1 Aircraft fuel price risk (“QAV”)
The price of fuel may vary depending on the volatility of the price of crude oil and its derivatives. To mitigate losses linked to variations in the fuel market, the Company had, as of December 31, 2023, forward transactions on fuel (note 23).
35.3.2.1 Sensitivity analysis
The following table demonstrates the sensitivity analysis in US dollars of the price fluctuation of QAV liter:

	Exposure to price
Description	Average price per liter (in reais)	December 31, 2023

Aircraft fuel	4.85	(5,890,485)

Effect on profit or loss
Devaluation by -50%	2.43	2,945,243
Devaluation by -25%	3.64	1,472,621
Appreciation by 50%	7.28	(2,945,243)
Appreciation by 25%	6.06	(1,472,621)
35.3.1 Foreign exchange risk
The foreign exchange risk arises from the possibility of unfavorable exchange differences to which the Company's cash flows are exposed.

F-74	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The equity exposure to the main variations in exchange rates is shown below:

	Exposure to US$		Exposure to €
	December 31,		December 31,
Description	2023	2022	2023	2022

Assets
Cash and cash equivalents	82,975	56,487	4,092	8,052
Long-term investments	—	—	780,312	733,043
Accounts receivable	115,024	166,012	2,876	—
Aircraft sublease	30,802	176,053	—	—
Deposits	2,196,474	2,471,349	—	—
Other assets	26,207	12,636	—	—
Total assets	2,451,482	2,882,537	787,280	741,095

Liabilities
Loans and financing	(8,889,048)	(5,879,553)	—	—
Leases	(14,043,101)	(14,525,385)	—	—
Convertible debt instruments	(1,201,610)	(1,419,738)	—	—
Accounts payable	(2,040,546)	(1,031,059)	—	—
Airport taxes and fees	(21,994)	(20,320)	—	—
Provisions and other liabilities	(2,681,857)	(3,020,947)	—	—
Total liabilities	(28,878,156)	(25,897,002)	—	—
Net exposure	(26,426,674)	(23,014,465)	787,280	741,095
Net exposure in foreign currency	(5,458,590)	(4,410,845)	147,111	133,066
35.3.3.1 Sensitivity analysis

	Exposure to US$		Exposure to €
Description	Closing rate	December 31, 2023	Closing rate	December 31, 2023

Exposed assets (liabilities), net	4.8413	(26,426,674)	5.3516	787,280

Effect on profit or loss
Foreign currency devaluation by -50%	2.4207	13,213,337	2.6758	(393,640)
Foreign currency devaluation by -25%	3.6310	6,606,669	4.0137	(196,820)
Foreign currency appreciation by 50%	7.2620	(13,213,337)	8.0274	393,640
Foreign currency appreciation by 25%	6.0516	(6,606,669)	6.6895	196,820
35.4Credit risk
Credit risk is inherent to the Company's operating and financial activities, mainly disclosed in cash and cash equivalents, long-term investments, accounts receivable, aircraft sublease, security deposits and maintenance reserves. Financial assets classified as cash and cash equivalents are deposited with counterparties that have a minimum investment grade rating in the assessment made by agencies S&P Global Ratings, Moody's or Fitch (between AAA and A+). The TAP Bond is guaranteed by intellectual property rights and credits related to the TAP mileage program.
Credit limits are established for all customers based on internal classification criteria and the carrying amounts represent the maximum credit risk exposure. Outstanding receivables from customers are frequently monitored by the Company and, when necessary, allowances for expected credit losses are recognized.

Azul S.A.	Consolidated Financial Statements	F-75

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
Derivative financial instruments are contracted on the over-the-counter market (OTC) from counterparties with a minimum investment grade rating, or on commodities and futures exchanges (B3 and NYMEX), which substantially mitigates the credit risk. The Company assesses the risks of counterparties in financial instruments and diversifies its exposure periodically.
35.5Liquidity risk
The maturity schedules of the Company’s consolidated financial liabilities as of December 31, 2023 are as follows:

	December 31, 2023
Description	Carrying amount	Contractual cash flows	Until 1 year	From 2 to 5 years	After 5 years

Loans and financing	9,698,912	15,035,043	2,068,226	10,066,315	2,900,502
Reverse factoring	290,847	294,164	294,164	—	—
Leases	15,146,411	25,123,150	3,936,476	13,921,792	7,264,882
Convertible debt instruments	1,201,610	1,883,787	143,109	1,740,678	—
Accounts payable	3,598,768	3,988,050	2,370,980	1,138,958	478,112
Airport taxes and fees	1,760,083	2,019,044	759,679	1,259,365	—
Derivative financial instruments	69,745	69,745	68,905	840	—
	31,766,376	48,412,983	9,641,539	28,127,948	10,643,496
35.6Capital management
The Company seeks capital alternatives in order to satisfy its operational needs, aiming at a capital structure that it considers adequate for the financial costs and the maturity dates of funding and its guarantees. The Company continuously monitors its net indebtedness, see note 2 with details of the Company's actions in the year ended December 31, 2023.

F-76	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
36.NON-CASH TRANSACTIONS

	December 31, 2023
Description	Acquisition of property and equipment	Acquisition of capitalized maintenance	Acquisition of intangible	Maintenance reserves	Reverse factoring	Loans and financing	Sale and leaseback	Compensation of sublease	Compensation of lease	Acquisition of lease	Addition the ARO	Modification	Transfers	Total

Accounts receivable	—	—	—	—	—	—	—	—	(401,267)	—	—	—	587,157	185,890
Aircraft sublease	—	—	—	—	—	—	—	(39,505)	—	—	—	—	—	(39,505)
Inventories	—	—	—	—	—	—	—	—	—	—	—	—	22,110	22,110
Deposits	—	—	—	116,173	—	—	—	—	—	—	—	—	(587,157)	(470,984)
Advances to suppliers	—	—	—	—	—	—	—	—	—	—	—	—	(2,783,489)	(2,783,489)
Property and equipment	208,154		—	—	—	79,222	(3,845)	—	(641)	5,052	—	—	73,310	361,252
Right-of-use assets	—	229,884	—	—	—	—	—	—	—	1,084,930	501,864	987,188	(18,792)	2,785,074
Intangible assets	—	—	82,712	—	—	—	—	—	—	—	—	—	192	82,904
Loans and financing	—	—	—	—	—	(79,222)	—	—	—	—	—	—	1,067	(78,155)
Leases	—	—	—	—	—	—	—	39,505	239,000	(1,137,073)	—	(1,237,322)	(24,207)	(2,120,097)
Accounts payable	(208,154)	(229,884)	(82,712)	(116,173)	391,676	—	3,845	—	38,950	10,785	—	—	2,672,703	2,481,036
Reverse factoring	—	—	—	—	(391,676)	—	—	—	—	—	—	—	—	(391,676)
Provisions	—	—	—	—	—	—	—	—	—	—	(501,864)	250,134	97,819	(153,911)
Other assets and liabilities	—	—	—	—	—	—	—	—	123,958	36,306	—	—	(40,713)	119,551
	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	December 31, 2022
Description	Sublease	Acquisition of property and equipment	Maintenance reserves	Reverse factoring	Consumption in credit	Sale and leaseback	Loans and financing	Reclassifications	Lease	Modification	Transfers	Total

Accounts receivable	—	—	—	—	—	—	—	—	(84,429)	—	15,537	(68,892)
Aircraft sublease	(55,948)	—	—	—	—	—	—	—	(40,586)	—	—	(96,534)
Deposits	—	—	147,416	—	—	(8,916)	27,792	—	—	—	—	166,292
Inventories	—	—	—	—	—	—	—	—	—	—	(7,321)	(7,321)
Advances to suppliers	—	—	—	—	—	—	—	—	—	—	(687,731)	(687,731)
Property and equipment	—	279,406	—	—	—	11,150	—	—	65,370	—	171,798	527,724
Right-of-use assets	55,948	—	—	—	—	—	—	—	2,378,433	45,481	(159,850)	2,320,012
Loans and financing	—	—	—	—	—	—	(27,792)	—	—	—	—	(27,792)
Leases	—	—	—	—	—	—	—	—	(1,640,102)	47,199	—	(1,592,903)
Accounts payable	—	(279,406)	(147,416)	1,541,948	42,771	(2,234)	—	462,485	—	—	44,673	1,662,821
Reverse factoring	—	—	—	(1,541,948)	—	—	—	—	—	—	—	(1,541,948)
Airport fees	—	—	—	—	—	—	—	(760,839)	—	—	—	(760,839)
Taxes	—	—	—	—	—	—	—	298,354	—	—	—	298,354
Provisions	—	—	—	—	—	—	—	—	(678,252)	—	406,160	(272,092)
Other assets and liabilities	—	—	—	—	(42,771)	—	—	—	—	—	216,734	173,963
Result	—	—	—	—	—	—	—	—	(434)	(92,680)	—	(93,114)
	—	—	—	—	—	—	—	—	—	—	—	—

Azul S.A.	Consolidated Financial Statements	F-77

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
37.COMMITMENTS
37.1Aircraft acquisition
Through contracts with manufacturers and lessors, the Company committed to acquiring certain aircraft, as follows:

	December,31
Description	2023	2022

Lessors	31	32
Manufacturers	96	112
	127	144
The amounts shown below are discounted to present value using the weighted discount rate for lease operations, equivalent to 15.8% (21.0% as of December 31, 2022) and do not necessarily represent a cash outflow, as the Company is evaluating the acquisition of financing to meet these commitments.

	December 31,
Description	2023	2022

2023	—	2,025,240
2024	916,053	1,544,642
2025	1,290,764	1,969,208
2026	4,991,454	2,414,533
2027	4,359,775	1,361,299
After 2027	4,889,906	4,650,961
	16,447,952	13,965,883
37.2Letters of credit
The position of the letters of credit in use by the Company follows, for the following purposes:

	December, 31
	2023		2022
Description	R$	US$	R$	US$

Security deposits and maintenance reserves	1,979,883	408,957	2,453,336	470,194
Bank guarantees	9,161	—	44,563	—
	1,989,044	408,957	2,497,899	470,194
38.SUBSEQUENT EVENTS
38.1Issuance of debt securities
In February 2024, the subsidiary Azul Secured issued additional notes in the principal amount of R$740,585 (equivalent to US$148,700) of the Senior Notes 2028. The additional notes were issued to qualified institutional investors. The net proceeds will be used by the Company for general corporate purposes.
38.2Renegotiation of lease obligations
In February 2024, the Company signed definitive agreements with the lessor of 17 aircraft where it renegotiated a new payment profile and the receipt of part of the debt in Convertible to equity.

F-78	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023
(In thousands of Brazilian reais – R$, unless otherwise indicated)
38.3Sublease
In February 2024, the Company finalized the sublease agreement for an aircraft, returning to the Company's operations.
38.4Debentures
In March 2024, the Company announced the second issue of simple debentures, not convertible into shares, in the amount of R$250,000, maturing in 2027, quarterly interest of CDI + 6% p.a., without guarantees.

Azul S.A.	Consolidated Financial Statements	F-79