Form 20-F/A
period 2023-12-31
AZUL SA
filed 2024-05-24
CIK 1432364

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
Yes  ☐    No  ☐

Auditor Name: Ernst & Young Auditores Independentes S/S Ltda. Auditor Location: São Paulo, Brazil Firm ID: 1448

EXPLANATORY NOTE
Azul S.A. (the “Company”) filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 with the Securities and Exchange Commission (the “SEC”) which was accepted by the EDGAR filing system on May 15, 2024 with a filing date of May 16, 2024 (the “Original Filing”).
This Amendment No. 1 on Form 20-F/A (this “Amendment”) is filed by the Company with the SEC due to processing errors that resulted in an incomplete filing of the Original Filing and before completion of formal review and sign-off procedures of Ernst & Young Auditores Independentes S/S Ltda. (“EY”).
This Amendment amends Item 18 to correct the Report of Independent Registered Public Accounting Firm of EY appearing on pages F-7 and F-8 of the Original Filing by: (i) deleting from such report three paragraphs included under the sub-heading “Definition and Limitations of Internal Control Over Financial Reporting” commencing “The Company’s management is responsible for maintaining effective internal control…”, and (ii) inserting, under the same sub-heading “Definition and Limitations of Internal Control Over Financial Reporting”, the following paragraphs:
“A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.”
For the avoidance of doubt, there have been no changes to the Company’s consolidated financial statements set forth in the Original Filing.
In addition, this Amendment also amends Item 19 “Exhibits” in the Original Filing as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, including as Exhibits to this Amendment currently dated certifications from the Company’s Chief Executive Officer and Chief Financial Officer as required by Section 302 and 906 of the Sarbanes-Oxley Act of 2002, which certifications are attached to this Amendment as Exhibits 12.1, 12.2, 13.1 and 13.2.
Furthermore, this Amendment also updates the Company’s well-known seasoned issuer status as a result of the Original Filing having received a filing date of May 16, 2024.
Except as described above, this Amendment does not modify or update disclosures in, or exhibits to, the Original Filing. Therefore, this Amendment speaks as of May 15, 2024 (the filing date that the Original Filing was accepted by the EDGAR filing system) and, except as described above, does not modify or update any other disclosures contained in the Original Filing for other events or information subsequent to such date. Accordingly, this Amendment should be read in conjunction with the Original Filing and the Company’s filings with the SEC subsequent to the filing of the Original Filing.

PART III
ITEM 18. FINANCIAL STATEMENTS
See the Report of Independent Registered Public Accounting Firm of EY included herewith which replaces the corresponding Report of Independent Registered Public Accounting Firm of EY appearing on pages F-7 and F-8 of the Original Filing.
ITEM 19. EXHIBITS

Exhibit Number	Description
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104.1*	Cover Page Interactive Data File (formatted as Inline XBRL)
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
May 23, 2024

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

Azul S.A.	Report of Independent Registered Public Accounting Firm	F-3

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

F-4	Report of Independent Registered Public Accounting Firm	Azul S.A.

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

Azul S.A.	Report of Independent Registered Public Accounting Firm	F-5

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

/s/ Ernst & Young Auditores Independentes S/S Ltda.
We have served as the Company’s auditor since 2009.
São Paulo, Brazil
May 15, 2024

F-6	Report of Independent Registered Public Accounting Firm	Azul S.A.

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

Azul S.A.	Report of Independent Registered Public Accounting Firm	F-7

«Table of Contents | « Index to Financial Statements

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
/s/ Ernst & Young Auditores Independentes S/S Ltda.
São Paulo, Brazil
May 15, 2024

F-8	Report of Independent Registered Public Accounting Firm	Azul S.A.

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