Form 20-F
period 2024-12-31
AZUL SA
filed 2025-04-29
CIK 1432364

As submitted to the Securities and Exchange Commission on April 28, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Accelerated filer  ☒
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
•“Abra” means Abra Group Limited, the controlling holding company of Gol.
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
•“audited consolidated financial statements” means our audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022.
•“ATS” means ATS Viagens e Turismo Ltda.
•“available seat kilometers,” or “ASKs,” represents aircraft seating capacity multiplied by the number of kilometers the aircraft is flown.
•“average fare” means total passenger revenue divided by passenger flight segments.
•“average ticket revenue per booked passenger” means total passenger revenue divided by booked passengers.
•“Avianca Brasil” means Oceanair Linhas Aéreas S.A.
•“Azul Investments” means Azul Investments LLP.

Azul S.A.	1

•“Azul Secured Finance” means Azul Secured Finance LLP.
•“Azul Secured Finance II” means Azul Secured Finance II LLP.
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
•“Convertible Debentures” means the convertible debentures issued by the Company and guaranteed by the other Secured Debt Obligors issued pursuant to the Private Instrument of Indenture for the First Issuance of Debentures Convertible Into Preferred Shares Guaranteed by Shared Collateral with Additional Guarantee of Azul S.A. (Instrumento Particular de Escritura de Emissão de Debêntures Conversíveis em Ações Preferenciais, da Espécie com Garantia Real, com Garantia Fidejussória Adicional, da Primeira Emissão de Azul S.A.) dated October 26, 2020 (as amended from time to time).
•“COVID-19” means the novel coronavirus that surfaced in the city of Wuhan, China in December 2019.
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

2	Azul S.A.

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
•“FNAC” means the National Civil Aviation Fund (Fundo Nacional de Aviação Civil).
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
•“IP Co” means Azul IP Cayman Ltd.
•“IP HoldCo” means Azul IP Cayman Holdco Ltd.
•“JetBlue” means JetBlue Airways Corporation.

Azul S.A.	3

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
•“OEM” means original equipment manufacturers which, for example, includes aircraft manufacturers and engine manufacturers.
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
•“Restructuring Transactions” means the series of restructuring and recapitalization transactions to improve liquidity, strengthen our financial position, and enhance our operational flexibility, which we negotiated in the second half of 2024 and completed on January 28, 2025, with certain transactions having been implemented in the first half of 2025. See “Item 4. Information on the Company—Business Overview—Restructuring Transactions.”
•“revenue passenger kilometers” or “RPKs” means one-fare paying passenger transported per kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.
•“Rio Novo” means Rio Novo Locações Ltda.
•“route” means a segment between a pair of cities.
•“Saleb” means Saleb II Founder 1 LLC.

4	Azul S.A.

•“Secured Debt Obligors” means the obligors under our Secured Notes and our Convertible Debentures, which comprise (i) the Company, (ii) Azul Secured Finance, (iii) ALAB, (iv) IntelAzul S.A., (v) ATS, (vi) Azul IP Cayman HoldCo Ltd., (vii) Azul IP Cayman Ltd., (viii) Azul Investments, (ix) Azul Conecta Ltda., and (x) Azul Secured Finance II.
•“Secured Notes” means the Superpriority Notes and the New Exchange Notes issued as part of the Restructuring Transactions as defined and described under “Item 4. Information on the Company—Business Overview—Restructuring Transactions—Bondholder Restructuring and Recapitalization.”
•“Securities Act” means the U.S. Securities Act of 1933, as amended.
•“Shareholders’ Agreement” means that certain shareholders’ agreement, dated September 1, 2017, and amendment dated March 3, 2021 entered into by and between us and the holders of our common shares, David Neeleman, Trip and Rio Novo and, as a holder of our preferred shares, Calfinco.
•“Supplemental Shareholders’ Agreement” means that certain shareholders’ agreement, dated April 8, 2025 entered into by and between us and the holders of our common shares, David Neeleman, Trip, Rio Novo and José Mario Caprioli dos Santos.
•“Smiles” means Smiles Fidelidade S.A., Gol’s loyalty program.
•“stage length” means the average number of kilometers flown per flight.
•“TAP” means Transportes Aéreos Portugueses, S.A.
•“TAP Bonds” means Tranche A 7.5% bonds due March 2026 issued by the TAP Bond Issuer.
•“TAP Bonds Issuer” means SIAVILO - SGPS, S.A. (previously named Transportes Aéreos Portugueses, SGPS, S.A.).
•“TMF” means TMF Brasil Administracao e Gestao de Ativos Ltda.
•“Transaction Support Agreement” means the transaction support agreement dated October 27, 2024, entered into between the Company, certain of our subsidiaries and certain existing noteholders and holders of our Convertible Debentures, pursuant to which the parties agreed to support and take all steps reasonably necessary to consummate the Restructuring Transactions.
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
•“Trip Investimentos” means Trip Investimentos Ltda.
•“Trip Participações” means Trip Participações S.A.
•“TSA” means the United States Transportation Security Administration.
• “TwoFlex” means Azul Conecta Ltda. (“Azul Conecta”) previously known as Two Táxi Aéreo Ltda.
•“United” means United Airlines Inc.
•“UMB Bank” means UMB Bank, National Association.
•“Vibra Energia” means Vibra Energia S.A., an energy company, formerly known as “BR Distribuidora”.
•“Viracopos” means the main airport of Campinas, located approximately 100 km from the city of São Paulo, State of São Paulo.
•“yield” represents the average amount one passenger pays to fly one kilometer.

Azul S.A.	5

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
Risk Relating to Our Business and the Brazilian Aviation Industry
•The airline industry operates with high fixed costs and relatively elastic revenues, making it challenging to quickly reduce expenses (including debt service costs and obligations owed to lessors and OEMs) in response to revenue shortfalls, which may harm our ability to achieve our strategic goals.
•Further consolidation in the Brazilian and global airline industry may adversely affect us. Whilst we have entered into a non-binding memorandum of understanding with Abra to explore a potential business combination with Gol, there is no assurance that we will be able to reach a binding definitive agreement for any such business combination or that we would be able to complete the business combination or realize expected synergies.
•Substantial fluctuations in fuel costs or fuel unavailability, primarily sourced from a single supplier, could have an adverse effect on us.
•We are highly dependent on our three hubs at Viracopos airport, Confins airport and Recife airport for a large portion of our business and as such, a material disruption at any of our hubs could adversely affect us.
•We rely significantly on automated systems, and any cyberattacks, breakdown, hacking, or changes in these systems, as well as any technical or operational problems in Brazilian civil aviation infrastructure, may adversely affect us.
•We depend on our senior management team, and the loss of any member of this team, including our Chairman and key executives, could adversely affect us.
•Changes to the Brazilian civil aviation regulatory framework or other policies of the Brazilian government related to the aviation industry may adversely affect us.
•We have significant levels of indebtedness and other financial obligations and insufficient liquidity could materially adversely affect our financial condition and business.
•Changes in the credit ratings issued by credit rating agencies could adversely affect our ability to raise funding, our cost of financing and the trading prices of our securities.
•The outbreak of highly contagious diseases worldwide, such as the COVID-19 pandemic, has had, and may continue to have, a material adverse effect on our business, financial condition, liquidity and results of operations.
Risk Relating to Brazil
•The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy, which, combined with Brazil’s political and economic conditions, could adversely affect our operations and the price of our preferred shares, including in the form of ADSs.
•Economic, health, political, and environmental crises, or any other kind of crisis that could impact the Brazilian economy, may affect the purchasing power of the Brazilian population, which may result in a decrease in demand for air travel and, consequently, affect our business.
•We cannot predict which policies the President of Brazil may adopt or change during his mandate, or the effect that any such policies may have on our business and on the Brazilian economy.
•Exchange rate instability may have adverse effects on the Brazilian economy, our business, and the trading price of our preferred shares, including in the form of ADSs.

6	Azul S.A.

•Developments and the perceptions of risks in other countries, including in other emerging markets, the United States, and Europe, as well as developments relating to the Russia-Ukraine conflict and the conflict between Israel and militant groups in the Middle East (including Hamas), may adversely affect the Brazilian economy and the price of Brazilian securities, including the trading price of our preferred shares, including those in the form of ADSs.
•Variations in interest rates may have adverse effects on us.
•Deficiencies in Brazilian infrastructure, particularly in airports and ports, may adversely affect us.
•We are subject to risks associated to climate change, including increased regulation of our CO2 emissions, changing consumer preferences and the potential for more frequent or severe whether events that could impact our operations and infrastructure.
Risk Relating to Our Preferred Shares, Including in the Form of ADSs
•Our controlling shareholder has the ability to direct our business and affairs, and its interests may conflict with that of other shareholders.
•An active and liquid trading market for our preferred shares, including in the form of ADSs, may not be maintained, which could adversely affect the price our preferred shares, including in the form of ADSs.
•Our preferred shares will have limited voting rights.
•The sale of a significant number of our preferred shares, including in the form of ADSs, may negatively affect the trading price of our preferred shares, including in the form of ADSs.
•The Brazilian government may impose exchange controls and significant restrictions on remittances of reais abroad, which would adversely affect your ability to convert and remit dividends or other distributions or the proceeds from the sale of our preferred shares, which could also impact our capacity to make dividend payments or other distributions to non-Brazilian investors and would reduce the trading price of our preferred shares, including in the form of ADSs, and our capacity to comply with payment obligations in foreign currency.
•If we do not maintain a registration statement and no exemption from the Securities Act is available, U.S. Holders of ADSs will be unable to exercise preemptive rights with respect to our preferred shares.
•The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members or executive officers.
•If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, the market price and trading volume of our preferred shares, including in the form of ADSs, could decline.
•Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards that apply to domestic reporting companies listed on the NYSE, which may limit the protections afforded to investors.

Azul S.A.	7

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
Presentation of Financial and Other Information
Our audited consolidated financial statements, as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 are included in this annual report. Our financial statements were prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.
The financial information presented in this annual report should be read in conjunction with our financial statements, the related notes included elsewhere in this annual report and the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects.”
Convenience Translations
This annual report contains conversions of certain Brazilian real amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Brazilian real amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate or any other exchange rate as of that or any other date. Unless we indicate otherwise, the U.S. dollar equivalent for information in Brazilian reais is based on the commercial selling rate published by the Central Bank on December 31, 2024, which was R$6.1923 per US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Brazilian reais.
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

8	Azul S.A.

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
Operating Data

	As of and For the Years Ended December 31,
	2024	2024	2023	2022
	(US$)(1)	(R$)	(R$)	(R$)

Operating Statistics (unaudited)
Operating passenger aircraft at end of period	181	181	183	177
Contractual passenger aircraft at end of period	185	185	189	194
Cities served at end of period	152	152	162	158
Average daily aircraft utilization (hours)	11.5	11.5	10.0	9.1
Stage length (km)	1,182	1,182	1,159	1,105
Number of departures	322,082	322,082	316,896	304,429
Block hours	567,774	567,774	550,843	518,813
Passenger flight segments	30,870,989	30,870,989	29,277,728	27,485,369
Revenue passenger kilometers (RPKs) (million)	37,778	37,778	35,399	31,561
Available seat kilometers (ASKs) (millions)	46,292	46,292	44,006	39,579
Load Factor (%)	81.6%	81.6%	80.4%	79.7%
Passenger revenue (in thousands)	2,560,793	18,123,135	17,227,728	14,594,945
Passenger revenue adjusted (in thousands)(2)	2,560,793	18,123,135	17,362,896	14,595,579
PRASK adjusted (cents)(2)	US$6.32	R$39.15	R$39.46	R$36.88
RASK adjusted (cents)(2)	US$6.81	R$42.18	R$42.48	R$40.29
Yield per ASK adjusted (cents)(2)	US$7.75	R$47.97	R$49.05	R$46.25
Trip cost adjusted(3)	US$8,031.63	R$49,734.28	R$49,841.79	R$48,656.35
End-of-period FTEs per aircraft	85	85	83	77
CASK adjusted (cents)(3)	US$5,590.00	R$34.60	R$35.89	R$37.42
CASK ex-fuel adjusted (cents)(3)	US$3,640.00	R$22.54	R$22.51	R$20.85
Fuel liters consumed (thousands)	1,325	1,325	1,291	1,207
Average fuel cost per liter	US$680	R$4.21	R$4.56	R$5.44

(1)
For convenience purposes only, the amounts in reais as of December 31, 2024 have been translated to U.S. dollars using the rate of R$6.1923, which corresponds to the commercial selling rate for US$1.00 as of December 31, 2024, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

(2)	Passenger revenue adjusted, PRASK adjusted, RASK adjusted and Yield per ASK adjusted for non-recurring items.
(3)	Trip cost adjusted, CASK adjusted and CASK excluding all fuel costs adjusted for non-recurring items and impairment.

Azul S.A.	9

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
These statements appear throughout this annual report and include statements regarding our intent, belief or current expectations in connection with:
•inflation, appreciation, depreciation and devaluation of the Brazilian real, as well as interest rates and exchange rates in Brazil and the other markets in which we operate, which have been particularly volatile as a result of, among other factors, monetary stimulus in response to the COVID-19 pandemic, supply chain disruptions, natural disasters (such as the significant floods experienced in the state of Rio Grande do Sul in April and May 2024) and geopolitical tensions (such as tensions as a result of the Russia-Ukraine conflict and the escalation of conflicts in the Middle East);
•our level of debt and other fixed obligations, including obligations owed to lessors and OEMs, as well as our ability to obtain additional financing and to refinance our existing debt and other obligations;
•the economic, financial and other effects of pandemics, epidemics, diseases, public health threats and similar crises (including the coronavirus, or COVID-19, pandemic), and natural disasters (such as the significant floods experienced in the state of Rio Grande do Sul in April and May 2024), and governmental responses thereto, particularly as such factors impact or may impact Brazil and the other markets in which we operate, thus adversely affecting our results of operations and financial condition, and heightening many of the other risks described in the “Risk Factors” section of this annual report;
•developments and the perception of risks in connection with laws, regulations and policies the President of Brazil, may adopt or change during his term in office, including economic, healthcare and fiscal reforms, any of which may negatively affect growth prospects in the Brazilian economy as a whole;
•our ability to implement in a timely and efficient manner, any measure necessary to respond to or reduce the impacts of developments related to pandemics, epidemics, diseases, public health threats and similar crises (including the COVID-19 pandemic) and natural disasters (such as the significant floods experienced in the state of Rio Grande do Sul in April and May 2024), on our business, operations, cash flow, prospects, liquidity and financial conditions;
•changes in market prices, customer demand and preferences and competitive conditions;
•general economic, political and business conditions in Brazil, particularly in the geographic markets we serve as well as any other countries where we currently operate and may operate in the future, including developments and the perception of risks in connection with volatility from the heightened political and social tensions following the presidential elections in Brazil;
•our ability to keep costs low;
•risks associated with our lessors and aircraft and engine suppliers and maintenance providers, and our commercial relationship with them, including expected aircraft delivery schedules and availability of spare parts and the provision of maintenance services;
•existing and future governmental regulations;
•increases in maintenance costs, fuel costs and insurance premiums, especially in light of the Russia-Ukraine conflict and of conflicts in the Middle East;
•our ability to maintain landing rights in the airports where we operate;
•air travel substitutes;
•labor disputes, employee strikes and other labor-related disruptions, including in connection with negotiations with unions;

10	Azul S.A.

•our ability to attract and retain qualified personnel;
•our aircraft utilization rate;
•defects or mechanical problems with our aircraft, as well as availability of spare parts and maintenance services;
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

Azul S.A.	11

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A.[Reserved]
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
The risks described below are those we consider material to our business and to investments in our securities. In general, investing in securities of issuers in emerging markets countries such as Brazil involves risks that are different from the risks associated with investing in securities of U.S. companies and companies located in other countries with more developed capital markets. You should carefully evaluate the risks described below. We believe we could be materially adversely affected by any of these risks. Other risks that we currently deem immaterial or that are currently not known to us may also adversely affect us.
To the extent that information relates to or is derived from sources related to the Brazilian government, Brazilian macroeconomic data, industry data, or other third parties, the following information has been extracted from official publications of the Brazilian government or other reliable third-party sources and has not been independently verified by us.
Risks Relating to Brazil
The Brazilian government has exercised, and continues to exercise significant influence over the national economy, which, combined with Brazil’s political and economic conditions, could adversely affect our operations and the price of our preferred shares, including in the form of ADSs.
The Brazilian government regularly exerts significant influence over the country’s economy and occasionally makes significant changes in monetary, credit, fiscal, and other policies and regulations. In its efforts to control inflation and address other economic challenges, the Brazilian government has often resorted to measures such as changes in monetary and tax policies, price controls, foreign exchange rate controls, currency devaluations, capital controls and important restrictions, among other measures. We have no control over, nor can we predict, the actions or policies the Brazilian government may adopt in the future. We and the market price of our securities may be adversely affected by changes in Brazilian government policies, as well as broader economic factors, including, but not limited to:
•growth or downturn of the Brazilian economy;
•interest rates and monetary policies;

12	Azul S.A.

•exchange rates and currency fluctuations;
•inflation;
•liquidity of the domestic capital and lending markets;
•import and export controls;
•exchange controls and restrictions on remittances abroad and dividend payments;
•changes to laws, regulations, and policies based on political, social and economic interests;
•fiscal policy and changes in tax laws, including related interpretations by tax authorities;
•economic, political and social instability, including general strikes and mass demonstrations;
•increases in unemployment;
•labor and social security regulations;
•changes in environmental, health and safety laws and regulations;
•energy and water shortages and rationing;
•public health issues, including epidemics and pandemics, such as the COVID-19 pandemic;
•intervention by the Brazilian government in the modification of or rescission, of existing concessions;
•Brazilian government control over, or influence on, certain oil producing and refining companies; and
•other political, social and economic developments in or affecting Brazil.
From 2014 to 2016, Brazil experienced a recession, and from 2017 to 2019, its economy grew slowly. Brazil’s Gross Domestic Product (GDP) grew by 1.1% in 2019, but as a result of the COVID-19 pandemic and its economic impact, it declined by 4.1% in 2020, and then rebounded with a 4.6% in 2021, surpassing the losses caused by the effects of the COVID-19 pandemic in 2020. GDP grew by 3.0% in 2022, 3.2% in 2023 and 3.4% in 2024, according to IBGE. Despite this, the recent trade war initiated by the United States in the beginning of 2025 against great part of the world, including Brazil, has created uncertainty, which might lead to a contraction in the global economy and affect negatively Brazil’s GDP for the next few years. We cannot predict the impacts of this trade war in the global economy and in Brazil, but an eventual recession can negatively affect the Company.
Furthermore, the Brazilian government is under increasing pressures from the population to implement economic reforms. We cannot predict what measures the Brazilian government will take in response to growing macroeconomic pressures or otherwise.
Developments in Brazil’s political landscape may also impact us. Uncertainty regarding political developments and over whether the current government of President Luis Inácio Lula da Silva, or future Brazilian governments, will implement changes in policy or regulatory that might affect these or other factors in the future, military conflicts, the current turmoil in the global banking industry, other internal or external factors sustaining persistent inflation, among other factors – could affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our preferred shares, including in the form of ADSs. Recent economic and political instability in Brazil has negatively impacted public perception of the Brazilian economy, contributing to increased volatility in the Brazilian securities markets, which may also adversely affect us and the trading price of our preferred shares, including in the form of ADSs. We cannot predict what future policies will be adopted by current or future Brazilian governments, or whether these policies will have adverse consequences for the Brazilian economy or adversely affect us. See “—The ongoing economic uncertainty and political instability in Brazil may adversely affect us and the trading price of our preferred shares, including in the form of ADSs.”

Azul S.A.	13

Economic, health, political, and environmental crises, or any other kind of crisis that could impact the Brazilian economy, may affect the purchasing power of the Brazilian population, which may result in a decrease in demand for air travel and, consequently, affect our business.
Economic, health, political, and environmental crises, or any other type of crisis that could impact the Brazilian economy, may affect the purchasing power of the Brazilian population, which may result in a decrease in sales of our products and services. Between 2014 and 2016, for example, when Brazil faced one of the worst recessions in its history, the country's GDP declined by 3.5% in 2015 and 3.3% in 2016. However, for the year ended December 31, 2024, due to the sustainable competitive advantages of our business model, Azul achieved a record operating revenue of R$19.5 billion, representing an increase of 5.2% compared to the year ended December 31, 2023. This clearly demonstrates the strength of our business model.
Economic uncertainty and political instability in Brazil may adversely affect us and the trading price of our preferred shares, including in the form of ADSs.
Brazil has experienced economic instability due to various political and economic events in recent years, with the slowdown in GDP growth and impacts on supply factors, including levels of investment and the use of technology in production, and demand factors, including employment rates and income levels. Consequently, uncertainty about whether the Brazilian government will be able to approve the economic reforms needed to address the deterioration of public accounts and the economy has led to a decline in market confidence in the Brazilian economy. Brazil’s economy remains subject to government policies and actions, which, if unsuccessful or not implemented, could affect the operations and financial performance of companies, including ours. Recent economic and political instability in Brazil has contributed to a decline in market confidence in the Brazilian economy and increasing uncertainty.
In recent years, the Brazilian political scenario has experienced intense instability, mainly due to the unfolding of a corruption scheme involving several politicians, including high-ranking members of the government. This led to the impeachment of a Brazilian President and lawsuits filed against her successor and team. Various investigations into allegations of money laundering and corruption, conducted by the Office of the Brazilian Federal Prosecutor, have had a negative impact on the country’s economy, political environment, and capital markets, and damaged the image and reputation of the companies involved. The largest of these investigations was known as Lava Jato. Members of the Brazilian government, as well as senior officers of large state-owned companies, have faced allegations or convictions of political corruption and money laundering or entered into plea bargains or leniency agreements. Although the task force in connection with Lava Jato was wound up in February 2021, we cannot assure that new investigations will not be launched or that additional persons will not become subject to investigation.
We have no control over, and cannot predict, whether such investigations, allegations, convictions, plea bargains, and agreements will lead to further political and economic instability or whether new allegations, convictions, plea bargaining, or agreements against or with government officials, officers and/or companies will arise in the future. In addition, we cannot predict the outcome of any such allegations, convictions, plea bargains and agreements, nor their effect on the Brazilian economy.
Political demonstrations in Brazil in recent years, including following the 2022 presidential election, have also affected the development of the Brazilian economy and investors’ perceptions of Brazil. Any difficulty of the federal government on reaching the majority of the seats in the congress may result on an impasse, political agitation and massive demonstrations and/or strikes that may adversely affect our operations. Uncertainties regarding monetary and fiscal policies, as well as applicable legislation, may contribute to economic instability and increase the volatility in the Brazilian securities market.
We cannot assure you that the unfolding of these events will not lead to additional adverse impacts on Brazil's political and economic situation. Furthermore, we cannot assure you that other current or future political events, including new allegations against former or current government officials, may not come to cause even more instability in the Brazilian economy, in capital markets, or in the listing of our shares.

14	Azul S.A.

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
Any of the above factors may create additional political uncertainty, which could have a material adverse effect on the Brazilian economy and, consequently, on us and the trading price of our preferred shares, including in the form of ADSs.
We cannot predict which policies the President of Brazil may adopt or change during his mandate, or the effect that any such policies may have on our business and on the Brazilian economy, and political uncertain may increase as we approach the next presidential elections in October 2026.
Luiz Inácio Lula da Silva was elected president in October 2022 for a four-year term that began in January 2023. Uncertainties regarding the implementation of policies by the new government, especially considering that the majority of the members elected to the congress are from opposition parties to the elected president, changes in monetary and fiscal policies, as well as the political climate after the elections and may contribute to an economic instability and increase the volatility of the Brazilian securities market.
The president of Brazil has the power to determine monetary and fiscal policies and to issue government measures related to the conduction of the Brazilian economy, which can consequently affect the operations and financial performance of companies, including the performance of the Company. We cannot predict which policies will be maintained, which may be adopted or changed during the term, or the effect such policies may have on our business and on the Brazilian economy. Furthermore, the uncertainty as to whether the current Brazilian government will implement policy or regulatory changes in the future may contribute to economic uncertainty in Brazil and to increased volatility of securities issued abroad by Brazilian companies.
These uncertainties may increase as we approach the next presidential election in Brazil, which will take place in October 2026. Any new policies or changes to current policies, as well as any specific legislation to which the Company is subject, may have a material adverse effect on us or on the trading price of our preferred shares, including in the form of ADRs.
Exchange rate instability may have adverse effects on the Brazilian economy, our business, and the trading price of our preferred shares, including in the form of ADSs.
The Brazilian currency has historically been volatile, experiencing frequent devaluations over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (with adjustments ranging from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. While the long-term depreciation of the real is generally linked to Brazil’s inflation rate, short-term depreciation has led to significant fluctuations in the exchange rate between the real, the U.S. dollar, and other currencies. In 2021, the real depreciated against the U.S. dollar and, as of December 31, 2021, the U.S. dollar selling rate reported by the Central Bank was R$5.58 per US$1.00. In 2022, the real appreciated against the U.S. dollar and, as of December 31, 2022, the U.S. dollar selling rate reported by the Central Bank was R$5.22 per US$1.00. In 2023, the real further appreciated against the U.S. dollar and, as of December 31, 2023, the U.S. dollar selling rate reported by the Central Bank was R$4.84 per US$1.00. In 2024, the real depreciated against the U.S. and, as of December 31, 2024, the U.S. dollar selling rate reported by the Central Bank was R$6.19 per US$1.00. There can be no assurance as to whether the real will appreciate or depreciate against the U.S. dollar or other currencies in the future.

Azul S.A.	15

A devaluation of the real relative to the U.S. dollar could create inflationary pressures in Brazil, which may prompt the Brazilian government to increase interest rates, among other measures. Depreciation of the real may also limit access to the international capital markets and decrease the U.S. dollar value of our results. Restrictive macroeconomic policies intended to address these issues could reduce the stability of the Brazilian economy and adversely affect our operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may adversely affect us by curtailing access to foreign financial markets and leading to further government intervention. A devaluation of the real relative to the U.S. dollar, particularly amid an economic slowdown, may also reduce consumer spending, increase deflationary pressures, and hinder economic growth.
On the other hand, an appreciation of the real relative to the U.S. dollar and other foreign currencies could negatively impact Brazil’s foreign exchange current accounts. We, along with some of our suppliers, purchase goods and services from countries outside Brazil. Therefore, fluctuations in the value of the U.S. dollar against other currencies may affect the costs of goods and services that we purchase. Depending on the situation, either a devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, and negatively affect our business, results of operations and profitability.
In recent periods, the Brazilian real has experienced significant depreciation against the U.S. dollar, accompanied by pronounced volatility in both magnitude and speed. This rapid depreciation may have an adverse effect on us, as the pace of these developments leaves limited time to adjust our fares and other revenue streams to offset rising costs.
Most of our revenues are linked to the Brazilian real, and a significant portion of our operations – including fuel costs, certain aircraft lease agreements, flight-hour maintenance contracts, and aircraft insurance – are denominated in or linked to foreign currencies. In addition, we have, and may incur, substantial amounts of U.S. dollar-denominated lease or financial obligations, fuel costs linked to the U.S. dollar, and U.S. dollar-denominated indebtedness, or similar exposures to other foreign currencies. As of December 31, 2024, 2023 and 2022, 43.6%, 45.5% and 52.7% of our operating expenses, respectively, were denominated in or linked to, foreign currencies. These operating expenses are therefore subject to fluctuations in exchange rates and may result in us incurring substantial additional expenses as the Brazilian real depreciates, which may adversely affect us. Historically, we have been able to increase our fares and revenues to offset the impact from U.S. dollar appreciation on our expenses, but there is no assurance that we will continue to be able to do so.
Furthermore, largely due to the Russia-Ukraine conflict, Brent oil prices sharply increased from around US$75 per barrel at the end of 2021 to US$128 per barrel on March 8, 2022. As of December 31, 2024, 2023 and 2022, the Brent oil prices were US$73.98 per barrel, US$77.04 per barrel and US$80 per barrel, respectively. There was significant volatility in Brent oil prices during 2022 and, to a lesser extent in 2023 and 2024. There is no certainty that Brent oil prices will not rise in the future. In 2024, our U.S. dollar denominated operating expenses decreased by 1.9 percentage points, compared to 2023, mainly due to 13% drop in oil prices.
We are not always fully hedged against fluctuations of the real. Given the above factors, no assurance can be given that we will be able to protect ourselves against the effects of fluctuations in the real. Depreciation of the real could led to inflationary pressures in Brazil, higher interest rates, and negative impacts on the Brazilian economy, which could harm us, restrict access to financial markets and prompt government intervention, including the implementation of recessionary governmental policies. Additionally, depreciation of the real may reduce consumer spending and reduce the growth of the economy as a whole.
Any depreciation of the real against the U.S. dollar may adversely affect us, potentially leading to lower profit margins or to operating losses. These losses could result from increased U.S. dollar-denominated costs (including fuel costs), higher interest expenses, or exchange losses on unhedged fixed obligations and foreign currency-denominated debt.

16	Azul S.A.

Inflation and the Brazilian government’s measures to curb inflation have historically adversely affected the Brazilian economy and Brazilian capital markets. If inflation remains high in the future, it could adversely affect us and the trading price of our preferred shares, including in the form of ADSs.
Brazil has experienced periods of extremely high rates of inflation. Inflationary pressures, along with the Brazilian government’s efforts to control inflation, have caused significant negative effects on the Brazilian economy generally. These factors, combined with uncertainties regarding potential future governmental interventions, have contributed to economic instability and increased volatility in the Brazilian capital markets.
According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, Brazil’s inflation rates were 4.8%, 4.6% and 5.8% for the years 2024, 2023 and 2022, respectively. There is a risk that Brazil may experience high levels of inflation again in the future. Such inflationary pressures could prompt the Brazilian government to intervene in the economy, potentially introducing policies that may adversely affect us and the trading price of our preferred shares, including in the form of ADSs. In the past, the Brazilian government’s interventions included maintaining restrictive monetary policies with high interest rates that restricted access to credit, reduced economic growth, and led to volatility in interest rates.
For example, the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil), or COPOM, has frequently adjusted interest rates during periods of economic uncertainty to meet the targets of Brazil’s economy policy. The SELIC (Sistema Especial de Liquidação e Custódia), the Central Bank’s overnight rate, as established by the COPOM, increased from 10.00% at the beginning of 2014 to 14.25% in 2016. It was then reduced in subsequent years, bringing the SELIC rate down to 7.00% as of December 31, 2017, 6.50% as of December 31, 2018, 4.50% as of December 31, 2019 and 2.00% as of December 31, 2020. Starting in March 2021, inflationary pressures began to rise due to global supply chain disruptions, higher commodity prices, and domestic factors. To address these pressures and anchor inflation expectations, COPOM progressively raised the SELIC rate, which reached 9.25% by December 31, 2021. As of December 31, 2024, 2023, and 2022, the SELIC rate was 12.25%, 11.75% and 13.75%, respectively.
Conversely, more lenient government and Central Bank policies, along with interest rate reductions, have contributed to rising inflation in the past. This may continue, triggering growth volatility and the need for sudden significant interest rate increases, which could negatively affect us and increase our indebtedness.
We cannot guarantee that we will be able to implement effective measures to offset inflation in our operations, which might lead in a decrease in our net income, adversely affecting us. Inflationary pressures could also negatively affect our capacity to access foreign financial markets.

Azul S.A.	17

Developments and the perceptions of risks in other countries, including in other emerging markets, the United States, and Europe, as well as developments relating to the Russia-Ukraine conflict and the conflict between Israel and militant groups in the Middle East (including Hamas), may adversely affect the Brazilian economy and the price of Brazilian securities, including the trading price of our preferred shares, including those in the form of ADSs.
The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. If global market conditions or economic environments deteriorate, Brazilian companies may face adverse impacts on their businesses. Weakness in the global economy in recent years has been characterized by factors such as lower levels of consumer and corporate confidence, decreased business investment, reduced consumer spending, higher unemployment, declining income and asset values, reduced global growth, bank failures, persistent inflation, currency volatility, and limited availability of credit and access to capital. Economic and market conditions in other countries, including the United States, European countries, and emerging markets, may affect credit availability and the volume of foreign investment in Brazil and other countries in which we do business, to varying degrees. For example, the turmoil caused by bank failures in the United States in March 2023 and the forced sale of Credit Suisse highlight the international financial risks we are exposed to. Developments or economic conditions in other emerging market countries have, at times, significantly affected the availability of credit to Brazilian companies, leading to substantial outflows of capital from Brazil and a decrease in foreign investment, which affected Brazil’s economic growth prospects. Any of these factors could have a material adverse effect on our results of operations and financial condition.
Furthermore, global developments relating to Russia’s invasion of Ukraine have (i) contributed to increases in the prices of energy, oil and other commodities, (ii) generated uncertainty in global capital markets, which led to increased price volatility in the United States and European stock markets, and (iii) reshaped international sanctions policies. Russian military actions and the subsequent sanctions could adversely affect the global economy and financial markets, potentially leading to instability and liquidity shortages in capital markets, particularly if sanctions persist for an extended period of time or if geopolitical tensions result into broader military operations on a global scale. In addition, the Russia-Ukraine conflict, along with the impact of sanctions on Russia and the possibility of retaliatory actions, could result in increased cyberattacks.
In addition, the recent global tensions arising from the conflict between Israel and militant groups in the Middle East (including Hamas, Hezbollah and Houthis) have disrupted, and may continue to disrupt, the broader regional or global economic environment. While we do not operate in the Middle East, the effects on our business, as well as the duration and severity of these effects on the global economy (including global supply chain disruptions, inflation, rising interest rates, and the imposition of sanctions) are inherently unpredictable.
Political risks persist, primarily from the ongoing war in Ukraine, the conflict among Israel and militant groups in the Middle East, medium-term relationship between the United States and China, uncertainty over government instabilities in Europe, and other regional geopolitical risks, as well as trends such as increasing economic protectionism, onshoring and nearshoring. Additionally, with Donald J. Trump assuming the U.S. presidency again in 2025, anticipated shifts in U.S. economic, trade and fiscal policies and foreign relations could further influence global and regional economies and market dynamics. The materialization of these risks may affect global growth, increase volatility in the Brazilian economy and reduce investor interest in assets from Brazil and other countries in which we do business. This, in turn, may materially adversely affect the trading price of our preferred shares, including in the form of ADSs, making it more difficult for us to access capital markets and, as a result, to finance our operations in the future. While it is difficult to predict how these global events will unfold, their potential impact on Brazilian capital markets and our business operations remains a significant risk.
Any further downgrading of Brazil’s credit rating could adversely affect the trading price of our preferred shares, including in the form of ADSs.
Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities issued by Brazilian companies have been adversely impacted. A new Brazilian recession, continued political uncertainty, or other factors could lead to further ratings downgrades.

18	Azul S.A.

We can be adversely affected by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil’s sovereign ratings based on a number of factors, including macroeconomic trends, fiscal and budgetary conditions, indebtedness levels, and potential changes to these factors. Brazil lost its investment grade sovereign debt credit rating by the three main U.S. based credit rating agencies, Standard & Poor’s, Moody’s and Fitch in 2015. Standard & Poor’s reaffirmed Brazil’s sovereign credit rating at BB- with a stable outlook in November 2021. On April 12, 2022, Moody’s reaffirmed Brazil’s Ba2 rating with a stable outlook. On June 14, 2022, Standard & Poor’s reaffirmed Brazil’s sovereign credit rating at BB- with a stable outlook. On July 14, 2022, Fitch reaffirmed Brazil’s sovereign credit rating at BB- and upgraded its outlook to stable, which it reaffirmed on December 20, 2022. On December 15, 2023, Fitch upgraded Brazil’s sovereign rating to BB with a stable outlook. On December 19, 2023, Standard & Poor’s upgraded Brazil’s sovereign rating to BB with a stable outlook, where it has remained since then. As of the date of the filing of this form, Brazil’s sovereign debt credit rating were BB with a stable outlook, Ba1 with a stable outlook and BB with a positive outlook by Standard & Poor’s, Moody’s and Fitch, respectively.
Any future downgrades of Brazil’s sovereign credit ratings could increase investor perceptions of risk, which may adversely affect the trading price of our preferred shares, including in the form of ADSs.
Variations in interest rates may have adverse effects on us.
We are exposed to the risk of interest rate variations, primarily in relation to (i) the Secured Overnight Financing Rate, or SOFR, and (ii) the Interbank Deposit Rate, or CDI Rate. For the years ended December 31, 2024, 2023, and 2022, (i) the annual average SOFR index was 4.99%, 5.01% and 1.64%, respectively, and (ii) the average CDI Rate index was 10.08%, 13.04% and 12.39%, respectively.
If market interest rates continue rising, our variable-rate indebtedness and other obligations will result in higher debt service and payment requirements. This could adversely affect our cash flow, our ability to comply with covenants, and our obligations under our existing indebtedness and leases. Additionally, we may not be able to adjust the prices we charge to offset increased payments. Although we may enter into agreements to limit exposure to higher market interest rates, these agreements may not provide complete protection from this risk.
Significant increases in consumption, inflation or other macroeconomic pressures could lead to further increases in interest rates. For example, stock prices on the B3 S.A. – Brasil, Bolsa, Balcão, or the B3, are highly sensitive to variations in U.S. interest rates and by the performance of major U.S. stock exchanges. An increase in interest rates in other countries, especially the United States, could reduce overall liquidity and investor interest in Brazilian capital markets.
In addition, while tight monetary policies in Brazil with high interest rates may restrict Brazil’s growth and the availability of credit, more lenient government and Central Bank policies and interest rate reductions could lead to higher inflation, increased economic volatility, and the need for sudden and significant interest rate increases. These developments could adversely affect our business.
See “Item 5. Operating and Financial Review and Prospect—Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations—Effects of exchange rates, interest rates and inflation” for further information regarding our exposure to the risk of interest rate variations.

Azul S.A.	19

Deficiencies in Brazilian infrastructure, particularly in airports and ports, may adversely affect us.
We offer products and services that depend on the performance and reliability of the infrastructure in Brazil and abroad. Historically, public investment in the construction and development of airports, ports, highways and railroads has been relatively low, which affects demand for domestic tourism and may also affect our ability to carry out our operations, limiting our expansion plans, causing delays, and increasing operational costs. For example, in 2007, Brazil faced a significant crisis in its air traffic control system, which negatively impacted air travel and the tourism industry as a whole. Insufficient public and/or private investment in the expansion of Brazilian infrastructure, particularly airports, ports and other travel hubs, could result in lower sales or growth rates than expected, which may adversely affect us and growth prospects. In particular, a lack of insufficient investment in the maintenance at our main hub in Campinas could impact the general activity and airport operations, which would adversely impact us.
The lack or insufficient investments in the maintenance of our main hub in Campinas may affect its activities and the operation of the airport, which would affect us negatively. In 2018, Aeroportos Brasil, which holds the concession for operating Viracopos airport from ANAC, filed for bankruptcy protection due to its failure to meet contractual obligations related to the construction of a new terminal. On February 14, 2020 creditors approved Aeroportos Brasil’s debt restructuring plan, which involves returning the concession for Viracopos airport to ANAC to initiate a re-bidding process for a new operator. On February 18, 2020, the court overseeing the debt restructuring approved the judicial recovery plan. On March 19, 2020, Aeroportos Brasil filed an application with ANAC for the rebidding of Viracopos airport, in accordance with the judicial recovery plan. On July 17, 2020, Brazil’s federal government enacted Decree No. 10.427/2020, authorizing the rebidding process for Viracopos airport. On June 14, 2022 CPPI Resolution 232 extended the deadline for completing the licensing process for Viracopos airportto July 16, 2024 and for the auction. On July 12, 2022 the CCPI Resolution 243 revoked the second article of the previous CPPI resolution, nonetheless, the deadline for completing the licensing process for Viracopos airport remained unchanged.
In April 2021, the Grupo de Consultores em Aeroportos, or GCA, a consortium of various private companies and a potential bidder in the auction, submitted a feasibility study to the Brazilian government for a new bidding process for the Viracopos airport concession. A public consultation on the feasibility study was held in October 2021. After ANAC approved the feasibility study on March 8, 2022, it was sent to the Federal Court of Accounts (Tribunal de Contas da União), or TCU. At the beginning of 2022, the process was suspended due to discussions between the concessionaire and ANAC regarding the indemnification for non-depreciated assets. However, on December 12, 2022, the minister of the Tribunal de Contas da União authorized the resumption of the process. In August 2023, however, Aeroportos Brasil formally requested to Brazil’s federal government that the rebidding process be ended, allowing the company to retain control of the terminal concession.
In December 2023, the Ministry of Ports and Airports asked the TCU for a consensual solution, with the subsequent cancellation of the re-bidding and the continuation of the concession as signaled by the operator of Viracopos (Aeroportos Brasil).
The request was accepted by the TCU presidency in March 2024. However, in October 2024 the consensual solution procedure was shelved by the court, given the impossibility of finding a consensus solution to resume the original concession. There was no agreement between the government and the airport operator regarding compensation and the amounts owed by the two parties.
Negotiations were then resumed for the re-bidding of Viracopos airport, with 2 June 2025 set as the deadline for the conclusion of the re-bidding process, with the contract only being extended in the cases provided for by law, such as the lack of interested parties in the re-bidding process.
As the agreement is not extended or the bidding is unsuccessful, the lack of maintenance of our main hub in Campinas might affect its activities and the operation of the airport, resulting in deficiencies in the provision of our services. These deficiencies and its outcomes may adversely affect our business.
See “Item 4.B. Business Overview—Airports and Other Facilities and Properties—Airports” and “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

20	Azul S.A.

Failure to adhere to the LGPD or other privacy laws enacted in Brazil and/or other jurisdictions may adversely affect our reputation, business, financial condition, or results.
We are subject to personal data protection legislation, including the Internet Civil Framework (Law No. 12,965/2014) and the General Data Protection Law (Lei Geral de Proteção de Dados, Law No. 13,709/2018), or the LGPD. The LGPD established a comprehensive framework of principles and obligations governing data protection across multiple economic sectors and contractual relationships, which framework is complemented by related regulations including those published by the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or the ANPD.
The LGPD came into effect on September 18, 2020, following the enactment of Provisional Measure 959/2020 by former President Jair Bolsonaro pursuant to Article 62, §12 of the Federal Constitution. Administrative sanctions under the LGPD have been enforceable since August 2021. The LGPD establishes a new legal framework for processing personal data, covering rights of data subjects, legal bases for processing of personal data, consent requirements, obligations for handling security incidents and leaks, regulations for domestic and international data transfers, and the authorization for the creation of the ANPD.
Since the LGPD sanctions took effect, non-compliance by us or by any of our subsidiaries may result in judicial actions initiated by data subjects, as provided for in the LGPD, or judicial or extrajudicial actions by consumer protection authorities. In addition, we and our subsidiaries could face sanctions, in an isolated or cumulative manner, or may, separately or cumulatively, be subject to (i) warnings with deadlines for the adoption of corrective measures, (ii) obligations to disclose incidents, (iii) partial suspension of database operations for up to six months, renewable for an equal period, until compliance is achieve (in cases of recurrence); (iv) partial suspension of data processing activities for up to six months, renewable for an equal period, until compliance is achieved (in cases of recurrence); (v) temporary blocking or deletion of personal data; (vi) partial or total prohibition of data processing activities; and (vii) a fine of up to 2% of our revenue in Brazil for the previous fiscal year, excluding taxes, capped at R$ 50,000,000 per infraction. We may also be held liable for material, moral, individual or collective damages resulting from our non-compliance with the obligations established by the LGPD.
Failures in the protection of the personal data processed by us, or failure to comply with applicable legislation, could result in significant fines, disclosure of the incident to the market, the obligation to delete the personal data from the relevant database, suspension of access to our databases, and prohibition of data processing activities related to the compromised data. These outcomes could adversely affect our reputation, business, financial condition or results. Accordingly, any inability to safeguard personal data or to implement appropriate data protection measures in accordance with applicable legislation may subject us to additional costs. These costs could include fines, indemnities, remedial measures, loss of business, and civil penalties, all of which may adversely affect our reputation and results.
See “Item 4.B. Business Overview—Data Protection.”
Risks Relating to our Business and the Brazilian Civil Aviation Industry
Substantial fluctuations in fuel costs or the unavailability of fuel, which we primarily source from a single supplier, could have an adverse effect on us.
Historically, international and local fuel prices have experienced significant fluctuations driven by geopolitical issues and supply-demand dynamics. Fuel expenses represent a significant portion of our total operating expenses, accounting for 34.6% for the year ended December 31, 2024, 34.9% for the year ended December 31, 2023, and 45.2% for the year ended December 31, 2022. Fuel availability is also subject to market conditions, including periods of surplus and shortage, influenced by demand for heating oil and gasoline. Geopolitical events, such as prolonged instability in the Middle East or disruptions in production by major oil producers, could lead to substantial price increases and/or make it challenging to secure adequate fuel supplies, which may adversely affect us. Natural disasters or other unexpected large-scale disruptions in regions that normally consume significant amounts of alternative energy sources could have comparable effects.

Azul S.A.	21

As Russia is one of the world’s largest oil exporters, global developments stemming from Russia’s invasion of Ukraine in February 2022 and the resulting export restrictions, have caused aircraft fuel shortages, particularly due to targeted sanctions and export control measures imposed by the United States and other governments. Furthermore, ongoing conflicts between Israel and militant groups in the Middle East (including Hamas), have contributed to increased volatility in oil prices. This volatility could be exacerbated by disruptions to key maritime trade routes in the region. There is no guarantee that these supply shortages and disruptions will not become more severe. The continued impact of sanctions, export control measures, trade disruptions, and potential retaliatory measures by governments remains uncertain. Shortages in the availability, or an increase in demand, of crude oil and its derivatives and aircraft fuel in particular, have led – and could continue to lead – to higher fuel prices.
We cannot predict the price and future availability of fuel with any degree of certainty, and significant increases in fuel prices could harm our business.
Our fuel purchases are sourced from distributors in Brazil. In 2024, from the majority of our fuel – approximately 63% - was supplied by Raízen Combustíveis Ltda, with additional fuel provided by Air BP Brasil Ltda and Vibra Energia (f/k/a BR Distribuidora). Fuel supply contracts can be terminated for many reasons, including non-compliance with some contractual obligations, non-payment of invoices, or the occurrence of judicial or extrajudicial liquidation. Distributors may also face challenges in guaranteeing supply, such as difficulties with fuel importation or distribution. If we were unable to obtain fuel on similar terms from alternative suppliers, our business could be adversely affected.
We have significant levels of indebtedness and other financial obligations and insufficient liquidity could materially adversely affect our financial condition and business.
We have a significant amount of indebtedness and other financial obligations, including aircraft lease agreements, debt financings, and other material cash obligations. See “Item 5. Operations and Financial Review and Prospects—Loans and Financings” for further information on our loans and financings. In addition, we have substantial capital expenditure commitments, including obligations related to future aircraft financings. While our operating cash flows and available capital, including proceeds from financing transactions (including transactions negotiated with our bondholders, lessors, OEMs and other stakeholders), have been sufficient to meet our financial obligations and commitments, our liquidity has been, and continues to be, negatively impacted by the risks outlined in this annual report. See “—We and the airline industry in general are particularly sensitive to changes in economic conditions and continued negative economic conditions that would likely continue to adversely affect us and our ability to obtain financing on acceptable terms”.
If our liquidity is significantly reduced and we are unable to raise funding as and when required, we may not be able to meet our lease and debt obligations or comply with the operating and financial covenants under our financing and other agreements. See “—We may not be able to comply with the covenants and restrictions contained in our financing agreements, which could result in declaration of an event of default and acceleration of the maturity of indebtedness, causing an adverse effect on us.” In addition, the covenants and restrictions contained in our debt securities, loans, aircraft leases and aircraft debt financing agreements may limit our access to new credit facilities to support our investment plans or maintain sufficient cash reserves. This could adversely affect our business and results of operations.
Our substantial level of indebtedness, non-investment grade credit rating, as well as market conditions and the availability of unencumbered assets to serve as collateral for loans or other indebtedness, may hinder our ability to raise additional capital on acceptable terms, or at all, if needed to meet liquidity requirements. Our ability to raise additional capital to meet our liquidity needs on acceptable terms or at all may be further challenged by the effects that exchange rate volatility, high inflation, supply chain issues, natural disasters, geopolitical events and tensions and other factors influencing the global economy generally and on us and the air transportation industry specifically, may make it difficult for us to raise additional capital if needed to meet our liquidity needs on acceptable terms, or at all.

22	Azul S.A.

In 2023, as a result of the challenges posed by the COVID-19 pandemic (including air travel restrictions and reduced demand) and other economic pressures, we undertook a series of restructuring and capital raising initiatives to strengthen our capital structure and enhance cash generation. These initiatives included: (i) reductions in, and the reprofiling of our obligations with certain aircraft lessors and OEMs, including the issuance of the Lessor/OEM Notes (as defined under “Item 4. Information on the Company—Business Overview—Restructuring”), (ii) exchange offers and consent solicitations, including the issuance of 2029 Notes and 2030 Notes (each as defined under “Item 4. Information on the Company—Business Overview—Restructuring”), (iii) amendments to our Convertible Debentures, and (iv) the issuance of Initial 2028 Notes (as defined under “Item 4. Information on the Company—Business Overview—Restructuring”).
In addition, during 2024, we experienced further liquidity and financing pressures as a result of the ongoing impacts of the COVID-19 pandemic, delays experienced by the delivery of aircraft, other supply chain disruptions and the effects of the severe flooding in the state of Rio Grande do Sul in April and May 2024. Therefore, during the second half of 2024, we negotiated the Restructuring Transactions, which were completed on January 28, 2025, with certain transactions having been implemented in the first half of 2025. The Restructuring Transactions include (i) restructuring and recapitalization transactions entered into with the holders of our Existing Notes and Convertible Debentures which were implemented through Exchange Offers, including the issuance of the New Exchange Notes and the Superpriority Notes (each as defined below), and (ii) the restructuring of substantially all of our obligations with certain lessors and OEMs, including through the elimination of equity issuance obligations owed to lessors and OEMs totaling approximately US$557 million, in exchange for the issuance of approximately 96 million preferred shares in April 2025, the cancellation of certain Original Lessor/OEM Notes in transactions with certain lessors/OEMs and the exchange of the remaining Original Lessor/OEM Notes for new Lessor/OEM 2032 PIK Notes. See “Item 4. Information on the Company—Business Overview—Restructuring Transactions” for further information on the Restructuring Transactions.
As of the date of this annual report, we are continuing to discuss with investors a financing of up to approximately R$600 million to be secured by certain credit and debit card receivables generated by our passenger airline business. We currently expect that such financing will have a maturity of up to six months and be prepayable in the event that we receive any government-backed financing. We currently expect that this financing would be provided by certain investors holding our Secured Debt Obligations.
Despite these efforts, we cannot assure that our cash preservation and cost reduction initiatives will be sufficient to maintain sufficient liquidity. If we are required to seek additional short-term liquidity or long-term financing, including the potential financing transaction referred to above, there is no assurance that such financing will be available or, if available, that its terms will be acceptable.
Despite the issuance of Superpriority Notes (as defined under “Item 4. Information on the Company—Business Overview—Restructuring”) and other Restructuring Transactions, liquidity risks remain, as we are heavily reliant on achieving the projected cash flow improvements. Failure to realize these improvements could lead to difficulties in meeting obligations, jeopardizing our ability to continue operations or reinvest in our business. In addition, fluctuations in interest rates and market conditions, particularly related to the floating rate debt, could further strain our financial position.

Azul S.A.	23

The affirmative and negative covenants in our financing agreements impose significant operating and financial restrictions on us, which limits our flexibility to respond to changing business and economic conditions, to complete certain transactions and to take advantage of business opportunities. Failure to comply with the terms of our debt and other obligations may result in the acceleration of debt and enforcement action being taken against collateral.
Our debt securities, loans, aircraft leases, and aircraft debt financing, contain certain affirmative and negative covenants and other restrictions, which vary depending on the terms of each financing and which are subject to certain limitations and exceptions. Such covenants include, among other provisions (i) restrictions on the incurrence of debt and other obligations, the granting of liens, the making of restricted payments and investments, entering into certain business activities, entering into mergers, consolidations or certain other transactions, the disposal of assets (including the disposal of collateral securing the relevant financings, as applicable), and the operation of the Azul Fidelidade program, the Azul Viagens business and the Azul Cargo business (including obligations in respect of customer databases), (ii) obligations to deliver financial statements and certain certificates, including relating to compliance with financial covenants and restrictions, and (iii) obligations to redeem or offer to repurchase the relevant debt in certain circumstances, and to provide or perfect additional collateral in certain circumstances. See “Item 5. Operations and Financial Review and Prospects—Loans and Financings” for further information on these covenants and restrictions.
In particular, the terms of Superpriority Notes, the New Exchange Notes and the Convertible Debentures, among other debt, may restrict our ability to raise the level of debt financing that we would otherwise seek to raise in order to finance our operations and working capital, fund our capital expenditure needs, to respond to changing business and economic conditions or to engage in certain transactions or business activities that may be important to our growth strategy, necessary to remain competitive or otherwise important to us. Therefore, these restrictions could limit our ability to engage in transactions or activities that our management may believe are in our long-term best interests. While some restrictions may not prevent us from completing certain transactions, such restrictions may impose certain conditions and other procedural requirements that must satisfied met before such transaction can be completed.
For example, the terms of these financings restrict our ability to enter into a Public Company Business Combination Transaction (as defined in the indentures governing such financings), including that in order for us to complete a Permitted Change of Control (as defined in the indentures governing such financings) we would be required to satisfy certain significant conditions and requirements, including requirements as to post-transaction leverage and requirements that would impose restrictions on the structure and financial flexibility of our group following consummation of any such transaction. More specifically, the terms of such debt impose the following conditions on completion of a Public Company Business Combination Transaction:(a) the pro forma net debt to EBITDAR ratio of the combined entity must not exceed 4.4x (with net debt including lease obligations), (b) the required cross-group conditions must be satisfied, meaning no debt of any Permitted Business Combination Entity (as defined in the indentures governing such financings) shall be secured by any collateral securing our principal secured debt, no entity from the Azul group shall guarantee any debt of the Permitted Business Combination Entity, and the business combination must not materially diminish the value of the collateral securing our principal secured debt or otherwise adversely affect those collateral interests, (c) there must be no downgrade in the credit ratings of the relevant notes resulting from the business combination, (d) there must be no default or event of default under the terms of our principal secured debt, nor any default that would arise from the consummation of the business combination, and (e) we would be required to offer to repurchase certain indebtedness from the holders thereof at specified prices in order to complete the relevant transaction.
These conditions and requirements may significantly restrict our ability to consummate any such transaction (which includes the potential business combination with GOL contemplated by the non-binding MOU we entered into with Abra) or may require us to refinance the Superpriority Notes, the New Exchange Notes, the Convertible Debentures and other secured debt (to the extent we are permitted by the terms thereof), and we cannot assure you that we would be able to refinance such debt on commercially acceptable terms or at all. Limitations such as these may prevent or delay, or result in additional costs from, the implementation of certain business or operational transactions or actions that we would be permitted to undertake but for the terms of such debt. As a result,we are subject to significant limits on our flexibility to respond to changing business and economic conditions, to complete certain transactions and to take advantage of business opportunities.

24	Azul S.A.

Our ability to comply with the covenants and restrictions to which we are subject may also be affected by events beyond our control, including changes in economic, financial and industry-related conditions, and we cannot assure you that we will be able to comply with such provisions. See “—We and the airline industry in general are particularly sensitive to changes in economic conditions and continued negative economic conditions that would likely continue to adversely affect us and our ability to obtain financing on acceptable terms.” Failure to comply with any of the covenants, restrictions or payment obligations under our debt securities, loans, aircraft leases, and aircraft debt financing could trigger an event of default under these agreements, as well as under other agreements due to cross-default provisions. If we were unable to comply with the covenants and restrictions to which we are subject, we need to seek waivers from our creditors, such as waivers that we obtained on a number of occasions in the recent years from local and international financing sources relating to financial covenants such as debt service coverage ratio and our net debt to EBITDA ratio.
As of December 31, 2024 we were, as of the date hereof we are, in compliance with the covenants outlined in our long-term indebtedness agreements, or had obtained waivers from our counterparties in connection with those covenants. However, we cannot assure you that we will continue to comply with these covenants or that we will be successful in obtaining or renewing any necessary waivers.
In 2024, we negotiated the Restructuring Transactions, which were completed in January 2025 and included (i) restructuring and recapitalization transactions with substantially all of our bondholders, through exchange offers and consent solicitations, including the issuance of the New Exchange Notes and the Superpriority Notes (each as defined under “Item 4. Information on the Company—Business Overview—Restructuring”), and (ii) the restructuring of substantially all of our obligations with certain lessors, OEMs and other suppliers. See “Item 4. Information on the Company—Business Overview—Restructuring” for further information on the Restructuring Transactions.
We, as the airline industry as a whole, are particularly sensitive to changes in economic conditions, and prolonged negative economic conditions that would likely continue to adversely affect our business and limit our ability to secure financing on favorable terms.
Our operations, and the airline industry as a whole, are particularly sensitive to changes in economic conditions. Adverse economic conditions such as high unemployment rates, restricted credit markets, low or negative GDP growth, unfavorable exchange rates, increased business operating expenses, reduced consumer confidence and purchasing power can lead to decreased spending on both leisure and business travel. For many consumers, leisure travel is a discretionary expense, and short-haul travelers, in particular, may opt for surface travel as an alternative to air travel. The COVID-19 pandemic further exacerbated these trends, with businesses and other travelers increasingly substituting air travel with virtual communication tools such as videoconferencing and business communication platforms. There is no guarantee that business travel will recover to pre-COVID-19 levels. See “—The outbreak of highly contagious diseases worldwide, such as the COVID-19 pandemic, had, and may in the future continue to have, a material adverse effect on our business, financial condition, liquidity and results of operations” for further information on risks related to the COVID-19 pandemic.
The recent recession in Brazil, coupled with political instability, has adversely affected industries with significant travel expenditures, such as government, oil and gas, mining, and construction. In addition to decreases in load factors, reduced spending on business travel also affects the quality of demand, affecting our ability to sell as many high-yield tickets.
We cannot predict macroeconomic developments or their impact on us, including exchange rate volatility and rising fuel prices, particularly given the ongoing war between Russia and Ukraine, the conflict between Israel and militant groups in the Middle East (including Hamas, Hezbollah and Houthis), and the continued political and social tensions following Brazil’s 2022 presidential election, but we continue to expect to face inflationary pressures and these price increases may affect significantly and adversely our business, financial conditions and operations results.

Azul S.A.	25

Any material change to the global financial markets or the Brazilian economy, caused by any factor, including pandemics, regional or international conflicts, military conflicts, market turmoil associated with bank failures, internal or external factors sustaining persistent inflation, among other factors, may increase short- and long-term local interest rates. Such disruptions may limit our access to new favorable financing terms and issuances of securities, negatively impacting our growth and investment plans. An increasingly adverse economic environment could adversely affect us. In addition, significant instability in credit, capital, and financial markets may lead to higher borrowing costs, adversely affecting us.
We may face challenges in securing financing on acceptable terms or at all. If we are unable to obtain such financing, we may need to modify our aircraft acquisition plans or incur higher financing costs than anticipated, which could hinder our growth strategy and overall operations. These conditions could also adversely affect our liquidity.
The airline industry is characterized by high fixed costs and relatively elastic revenues, making it challenging to quickly reduce expenses (including debt service costs and obligations owed to lessors and OEMs) in response to revenue shortfalls, which may harm our ability to achieve our strategic goals.
The airline industry is characterized by low gross profit margins, high fixed costs – including aircraft ownership and leasing, facilities, personnel, information technology system licenses, training, and insurance expenses – and revenues that generally exhibit substantially greater elasticity than costs. The operating expenses for each flight remain largely unchanged regardless of the number of passengers flown, so even if there is a small change in the number of passengers, fare pricing, or traffic mix could have a significant impact on finance and operational results.
We expect to incur additional fixed costs, including contractual debt, as we lease or acquire new aircraft and other equipment to support our growth strategy or other needs. Currently, we have contractually assumed the commitment to acquire 110 aircraft, 94 directly from manufactures and 16 from lessors.
Given our fixed cost structure, we may (i) have limited ability to secure additional financing; (ii) be required to dedicate a significant part of our cash flow to cover leases and other debt obligations for aircraft; (iii) incur higher interest or leasing expenses if interest rates increase; or (iv) have limited ability to plan for, or react to, changes in our business operations, the civil aviation sector, or broader macroeconomic conditions. In addition, volatility in global financial markets could make it difficult for us to secure financing for managing fixed costs on favorable terms, or at all.
As a result, we may be unable to quickly adjust fixed costs in response to revenue fluctuations. A shortfall from expected revenue levels could have a material adverse effect on us.
Changes to the Brazilian civil aviation regulatory framework or other policies of the Brazilian government related to the aviation industry may adversely affect us.
Brazilian aviation authorities, such as the National Civil Aviation Agency (Agência Nacional de Aviação Civil), or ANAC, play a significant role in monitoring and influencing the developments in Brazil’s airline market. For example, in June 2022, ANAC introduced new rules for allocating slots at major Brazilian airports, prioritizing operational efficiency (such as on-time performance and regularity) as the main criteria for the allocation of take-off and landing slots. Policies implemented by ANAC and other aviation authorities may adversely affect us and our operations.
In December 2018, the former Brazilian president approved Provisional Measure MP 863/2018, lifting restrictions on foreign ownership of voting shares in Brazilian airlines. This measure was converted into Law No. 13,842/2019 on June 17, 2019, amending the Brazilian Aeronautical Code to allow 100% foreign ownership of voting shares in Brazilian airlines. For further information, see “Item 4.B. Business Overview—Restrictions on the Ownership of Shares in Air Transportation Service Providers.”
For a description of recent changes to the Brazilian civil aviation regulatory framework, see “Item 4.D. Regulation—Airport Infrastructure.” For a description of recent changes to and pending legislation regarding the Brazilian civil aviation regulatory framework, see “Item 4.B. Business Overview—Pending Legislation.”

26	Azul S.A.

Changes to the Brazilian civil aviation regulatory framework, including the policies of ANAC and/or INFRAERO, as well as other aviation supervisory authorities, including the Brazilian Aeronautical Code, may lead to increased costs alter the competitive dynamics of our industry, which may adversely affect us. In addition, other Brazilian government policies concerning the aviation industry, may adversely affect us. There is no guarantee that the Brazilian government will not impose further restrictions on airfares, and any such measures could have a material impact on our business, financial condition and results of operations. Furthermore, we cannot ensure the renewal of our existing operating concessions or the acquisition of new ones. Regulatory changes requiring significant resources for compliance with new aviation regulations, for example, could lead to additional expenditures, thereby adversely affecting us.
We operate in a highly competitive industry, and actions by our competitors could adversely affect us.
We face intense competition on certain routes within Brazil, both from established scheduled airlines, charter airlines, and potential new market entrants, as well as from our own business units – Azul Fidelidade, Azul Cargo and Azul Viagens. In particular, competition is strong on a limited number of routes and markets where our network overlaps with that of our main competitors. As of December 31, 2024, 18% of our domestic network overlapped with that of Gol, while 13% overlapped with LATAM. Airlines.
Decisions by our competitors that increase overall industry capacity, or to expand capacity in specific regions, markets, or routes, as well as any other strategic moves that increase a competitor’s market share, could have a material adverse impact on us. Our growth and the success of our business model may prompt competitors to adopt similar strategies, intensifying competition in our markets. If these competitors adopt and successfully execute similar business models, we could be adversely affected.
We may face increased competition from existing and new participants in the Brazilian market. In addition, any consolidation of airlines within Brazil and Latin America could adversely impact our business, financial condition and results of operations. The air transportation sector is highly sensitive to price discounting and the use of aggressive pricing policies. Changes in practices, including with respect to change and cancellation fees as a result of the COVID-19 pandemic, have already led to further pricing adjustments among our competitors. Other factors, such as flight frequency, schedule availability, brand recognition, and quality of offered services (such as loyalty programs, VIP airport lounges, in-flight entertainment and other amenities) also have a significant impact on market competitiveness. In addition, the barriers to entry in the domestic market are relatively low, and we cannot assure that existing or new competitors in our markets will not offer lower prices, more attractive services, or expanded route capacity to gain a greater market share. We may also face competition from international airlines as they introduce and expand their services to Brazil. In addition to competition among scheduled airlines and charter operators, the Brazilian airline industry faces competition from ground transportation alternatives, such as interstate buses and automobiles. Finally, the Brazilian government and regulators could favor new entrants or support our competitors, such as by granting new or current slots, as previously occurred with respect to new slots at Congonhas airport.
In addition, technological advancements may reduce demand for air travel. For instance, new developments in video teleconferencing and other electronic communication methods may reduce the need for in-person meetings, thereby introducing a new form of competition to the industry as travelers seek more affordable substitutes for air travel.
Our Azul Fidelidade program faces significant competition from the loyalty programs of other major airlines, as well as from frequent traveler programs offered by other airlines and credit card companies. Potential members have many frequent flyer program alternatives to choose from, and they select based on factors such as accrual and redemption rates, airline and co-branding partners, benefits, and reputation. Other loyalty programs, along with travel-centric proprietary credit cards, may offer more favorable point earning rates or enhanced redemption opportunities, leading customers to perceive these alternatives as providing better value than the Azul Fidelidade program and its branded credit cards. In addition, new competitors may target Azul Fidelidade’s business partners and members or enter the loyalty marketing industry.

Azul S.A.	27

Our Azul Viagens business faces significant competition, including from travel agencies, tour operators, online travel agencies and marketplaces, and business-to-business (B2B) travel agencies. The success of the Azul Viagens business depends on the attractiveness of its business model of the intermediation of tourism services provided to customers. The performance and growth prospects of the Azul Viagens business could be adversely affected if it fails to anticipate and respond to changes in market trends and customer preferences. Our Azul Viagens business is also subject to risks of disintermediation in the tourism sector, where customers may purchase the travel packages directly from suppliers, such as hotel chains, car rental companies, cruise operators, and insurance providers.
We cannot assure that an increase in competition faced by Azul Fidelidade or by Azul Viagens will not have an adverse effect on the growth of our business, either within these specific segments or more generally. If we are unable to adjust rapidly to the evolving competitive landscape in our markets, it could adversely affect us.
Further consolidation in the Brazilian and global airline industry may adversely affect us. Whilst we have entered into a non-binding memorandum of understanding with Abra to explore a potential business combination with Gol, there is no assurance that we will be able to complete the business combination or realize expected synergies.
Given the competitive environment in which we operate, further consolidation in the Brazilian and global airline industries is possible, whether through acquisitions, joint ventures, partnerships or strategic alliances. The effects of such consolidation are difficult to predict. Our competitors could increase their scale, diversity, and financial strength, potentially gaining a competitive advantage over us, which would adversely affect us. Consolidations within the airline industry and changes in international alliances are likely to affect the competitive landscape in the industry. This could lead to the formation of new airlines and alliances with greater financial resources, more extensive global networks, and lower cost structures than ours, all of which would adversely affect us.
We routinely analyze and engage in discussions regarding our own strategic position, including alliances, codeshare arrangements, investments, acquisitions, interline arrangements and loyalty program enhancements. We may explore future discussions with other airlines regarding similar arrangements. To the extent we act as consolidators, we may face challenges in integrating the businesses and operations of acquired companies. Delays in obtaining government approvals, higher-than-expected integration and fleet renovation costs, unmet synergy expectations, increased costs, and reduced operational efficiency could all adversely affect us. Conversely, if we do not engage in such consolidations, our competitors could expand their scale, diversity, and financial strength, potentially gaining a competitive edge over us and hindering our ability to realize the full benefits of our own strategic partnerships.
On January 15, 2025, we entered into a non-binding memorandum of understanding (“MOU”) with Abra, the controlling holding company of Gol, to explore the possibility of a business combination between Azul and Gol. The MOU documents the understandings between Azul and Abra about the governance of the combined entity and reinforces their interest in continuing negotiations of a potential business combination.
Closing of a business combination is subject to Abra and Azul agreeing on terms and conditions of the business combination. We cannot assure that we will enter into a definitive agreement for a business combination with Gol, and if a definitive agreement is entered into, there can be no assurance that the business combination will be consummated, whether due to failure to satisfy any conditions to closing, including any antitrust, regulatory or financing conditions. Furthermore, even if the business combination is consummated, there is no guarantee that the integration between the companies will be successful or the financial results will be positive.

28	Azul S.A.

Whether or not we enter into and complete the business combination, the proposed transaction could be complex and time-consuming, which may require us to incur substantial transaction costs and may divert the attention of our management from our business, operations and growth plans. Any interim operating covenants in connection with the period prior to consummation of the business combination may restrict our business and operational flexibility and may hinder achievement of our strategic goals. If we do not successfully manage the complex and time-consuming challenges inherent in a transaction of this nature, then our revenue, expenses, operating results, financial condition and the trading price of our preferred shares, including in the form of ADRs, could be materially adversely affected.
In addition, we may not realize expected synergies and achieve the anticipated benefits of the business combination in the anticipated timeframe or at all.
Uncertainties in connection with the business combination may result in the trading price of our equity or debt securities experiencing periods of heightened volatility, and our ability to finance or refinance our indebtedness and other obligations may be adversely impacted by any such uncertainties.
We are subject to costs and risks associated with changing laws and regulations that affect our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could harm our business, financial condition or results of operations.
We operate in a complex regulatory and legal environment, exposing us to compliance and litigation risks that could materially affect our results of operations. These laws may change, sometimes significantly, due to political, economic or social events. Some of the key federal, state or local laws and regulations in Brazil that affect us include those relating to consumer products, product liability, and consumer protection; those relating to advertising, marketing, and sales practices; labor and employment laws, including wage and hour laws; tax laws or interpretations thereof; data protection and privacy laws and regulations; and securities and exchange laws and regulations.
For instance, data protection and privacy laws are developing to reflect changing cultural and consumer attitudes towards the protection of personal data. These laws may be interpreted in ways that could harm our operations. We cannot assure that we will have sufficient financial resources to comply with new regulations or to successfully compete in a shifting regulatory environment.
Any new laws or regulations enacted or approved in Brazil or in other jurisdictions where we operate could impose unforeseen regulatory obligations. This may require us to incur additional costs to implement operational and systemic changes or controls within the required deadlines. If we are unable to comply, we could face restrictions on our operations.
We rely significantly on automated systems, and any cyberattacks, breakdown, hacking, or changes in these systems may adversely affect us.
Our business operations depend on automated systems, including our sales system, automated seat reservation system, fleet and network management system, telecommunications system, and website. Significant or repeated breakdowns of our automated systems may impede our passengers and travel agencies from accessing our products and services, potentially causing them to purchase tickets from other airlines, adversely affecting our net revenues. Our website and ticket sales system must handle a high volume of traffic and deliver important flight information. The increase in work-from-home arrangements since the onset of the COVID-19 pandemic has heightened cybersecurity risks. Substantial or repeated website, ticket sales, scheduling or telecommunication systems failures (including misconfigurations, bugs, and other vulnerabilities in software and hardware that support our operations) could reduce the attractiveness of our services and could cause our customers to purchase tickets from other airlines. Any disruption in these systems or their underlying infrastructure could result in data loss, increased costs, and overall harm to our business.
These interruptions may include but are not limited to telecommunications failures, computer hacking incidents, computer viruses, employee misconduct, malware, or other disruptive software or malicious activities. In particular, both unsuccessful and successful cyberattacks on companies have increased in frequency, scope, and potential harm in recent years.

Azul S.A.	29

We and our business partners have been the target of cybersecurity attacks and data breaches in the past, and we expect that we will continue to be in the future. We cannot assure that our responses will be sufficient to prevent or mitigate the potential adverse impacts of such incidents, which may be material. Furthermore, we cannot ensure that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information. Despite efforts to maintain and improve the security of digital information, individuals – whether employees or contractors – we may find ways to circumvent the security measures we have in place. Furthermore, we may be unable to anticipate new techniques used in cyberattacks and intrusions, or to implement adequate preventative measures.
The costs associated with a major cyberattack could include expensive incentives to retain existing customers, increased spending on cyber security measures, lost revenue due to business interruptions, litigation expenses, and damage to our reputation. In addition, as cyber security incidents become more frequent, severe, and sophisticated, the costs of implementing proactive defensive measures may increase. If we fail to prevent the theft of valuable information or to protect the privacy of customer and employee confidential data against breaches of network or IT security, it could impact our brand and damage our reputation, which could adversely impact customer and investor confidence. We may also implement certain changes to our systems that could lead to breakdowns, reduced sales, mismanagement of our fleet and network or telecommunications disruptions, all of which would negatively affect us.
We are also subject to evolving global privacy and security regulatory obligations, including reporting obligations for significant cybersecurity incidents, and increasing customer focus on privacy issues and data security. See “—The failure to adhere to LGPD or other privacy laws enacted in Brazil and/or other jurisdictions may adversely affect our reputation, business, financial condition, or results.” A significant number of recent privacy and data security incidents, including those involving other large airlines, have led to substantial adverse financial consequences for those companies. If our technology systems are compromised, resulting in the loss, disclosure, misappropriation of, or access to customers’, employees’ or business partners’ information could result in legal claims or proceedings, liability, fines, damages, sanctions or other regulatory penalties under laws protecting the privacy of personal information, or disruption to our operations. A significant number of recent privacy and data security incidents, including those involving other large airlines, have resulted in very substantial adverse financial consequences for those companies.
In recent years, there has been a global increase in security threats, including, but not limited to, phishing, malware, ransomware campaigns, and the exploitation of vulnerabilities in video collaboration, among other issues. These security threats are expected to escalate even more in both frequency and magnitude as threat actors become increasingly sophisticated in leveraging techniques and tools that circumvent security controls, evade detection, and even erase forensic evidence. In addition, the rise in remote work, prompted by the COVID-19 pandemic and the ongoing shift toward hybrid or remote work arrangements, may amplify cybersecurity risks due to vulnerabilities associated with these work environments.
Any of these events could result in a material adverse effect on us.
We, our reputation, and the trading price of our preferred shares, including in the form of ADSs, could be adversely affected by events beyond our control.
Accidents or incidents involving our aircraft could lead to significant claims by injured passengers and others, as well as significant costs associated with the repair or replacement of damaged aircraft and its temporary or permanent removal from service. We are required by ANAC and lessors of our aircraft, under our lease agreements, to maintain liability insurance. However, the amount of liability insurance we maintain may not be sufficient, and events outside the scope of our coverage could occur, leaving us to bear substantial losses in the event of an accident. Significant claims exceeding our insurance coverage may harm our business and financial results. Moreover, any accident or incident involving our aircraft – or even those involving the aircraft of other major airlines – could lead to negative public perceptions about us, our aircraft, or the air transport system, due to concerns over safety or other issues, whether real or perceived. This could harm our reputation, financial results and the trading price of our preferred shares, including in the form of ADSs.

30	Azul S.A.

We may also be affected by other that influence travel behavior or increase costs, such as epidemics or acts of terrorism. These events are beyond our control and may affect us even if occurring in markets where we do not operate and/or involve other airlines. Uncertainty surrounding the Russia-Ukraine conflict, the ongoing escalation of conflict in the Middle East, or other sustained geopolitical tensions could affect our operations in unpredictable ways. Any future terrorist attacks or threats of attacks, whether or not involving commercial aircraft, or any increase in hostilities relating to reprisals against terrorist organizations, including an escalation of military involvement in the Middle East, or otherwise, and any related economic impact, could result in decreased passenger traffic and materially adversely affect us.
Demand for air travel may be adversely impacted by events beyond our control, such as adverse weather conditions, natural disasters, terrorist attacks, war, or political and social instability. Epidemics and outbreaks – such as the COVID-19 pandemic, Zika virus, Ebola, avian flu, foot-and-mouth disease, swine flu, Middle East Respiratory Syndrome, or MERS, and Severe Acute Respiratory Syndrome, or SARS – may also result in quarantines of our personnel or prevent access to facilities or our aircraft, harming our business, reputation, and the trading price of our common and preferred shares, including in the form of ADSs. Outbreak of diseases such as COVID-19 could lead to a significant decline in passenger traffic, the imposition of government restrictions on services, and a material adverse impact on the airline industry. Situations like these, or other conditions beyond our control in any of the markets where we operate, could substantially affect our business, financial condition, and results of operations, and the effects of such public health developments could have a widespread and prolonged effect on air travel demand.
Natural disasters, severe weather conditions and other events beyond our control may affect and disrupt our operations. For instance, in 2018, a truckers’ strike in Brazil led to fuel distribution disruptions, affecting flights and passengers’ ability to commute to and from airports for a period of approximately 10 days. About 37 airports where Azul operates ran out of fuel, and some airports remained closed for three days. Recently, the effect of the severe flooding in the state of Rio Grande do Sul in April and May 2024 led to cancellations and impacted operations in the region.
Severe weather conditions can result in flight cancellations or significant delays that may result in increased costs and reduced revenue. Any natural disaster or similar event that affects air travel in the regions where we operate could have a material adverse impact on us. See also “—We are subject to risks associated with climate change, including increased regulation of our CO2 emissions, changing consumer preferences and the potential increased impacts of severe weather events on our operations and infrastructure.”
The outbreak of highly contagious diseases worldwide, such as the COVID-19 pandemic, has had, and may in the future cause, a material adverse effect on our business, financial condition, liquidity and results of operations.
Disease outbreaks, such as the COVID-19 pandemic, or potential disease outbreaks, along with governmental responses thereto, have had and may in the future cause significant impacts on global and Brazilian macro-economic and financial conditions. This includes disruptions to supply chains, closure and interruption of many business, loss of revenue, increased unemployment, and economic stagnation and contraction.
The COVID-19 pandemic also resulted in materially increased volatility in both Brazilian and international financial markets and economic indicators, including exchange rates, interest rates and credit spreads. For example, in March 2020, as a result of heightened volatility, the value of assets on the B3 stock exchange decreased significantly and quickly, triggering their circuit breaker eight times. Sudden or unexpected movements in these market factors have resulted, and may in the future result, in financial losses associated with our trading portfolio or financial assets, which could deteriorate our financial condition. Measures taken by governmental authorities worldwide, including Brazil, to stabilize markets and support economic growth may not be sufficient to control high volatility or to prevent serious and prolonged reductions in economic activity. Furthermore, as a result of the COVID-19 pandemic, access to credit lines became restricted, negatively impacting, and potentially continuing to impact, our financial expenses and ability to finance our operations.

Azul S.A.	31

In addition, the social distancing measures imposed by governmental authorities to contain the spread of the COVID-19 pandemic, such as quarantine measures, travel restrictions, and the cancellation of business conventions and concerts, among others, resulted in a sharp decline in air travel in 2020 and 2021. We experienced a significant decline in passenger demand and bookings for both business and leisure travel. Such measures, combined with the market downturn caused by the COVID-19 pandemic, had negative impacts on our business performance and results of operations. While cases have declined globally and many of these restrictions have since been lifted, there is no way to predict whether new patterns of contagion, increasing disease severity, or other factors related to the COVID-19 pandemic or other disease outbreaks, such as the accessibility or efficacy of any vaccines developed in response to any pandemic, could lead to renewed tightening of these policies or the imposition of new and different restrictions.
In April 2020, in response to the uncertainty caused by the COVID-19 pandemic, which severely impacted air traffic demand, we operated just 70 non-stop flights per day to 25 cities, representing a 90% reduction of our consolidated planned capacity in terms of ASKs for that month. As a result, we significantly reduced capacity from the original plan in 2020.
As air travel demand rebounded more quickly than anticipated following the global decline in COVID-19 cases and the lifting of travel restrictions, suppliers and many of the airports we work with experienced acute personnel shortages. This led to increased delays, flight cancellations, and, in certain cases, restrictions on passenger capacity or the number of flights to or from certain airports. Further, we encountered challenges in recruiting and retaining sufficient personnel to manage significantly expanded schedules, which required offering substantial increases in pay and other benefits to attract and retain pilots and other personnel. We cannot assure that ongoing or future supply chain disruptions or staffing shortages will not impede our operations or those of our third-party partners and the airports we serve. Similarly, we cannot ensure timely procurement of all necessary products and services we require in the course of our business, or the successful identification of suitable alternatives.
The ability to attract and retain passengers also depends, in part, on our reputation and on the public perception and concerns regarding the health and safety of travel generally, particularly airline travel. Actual or perceived risks of infection on our flights have had, and could continue to have, a material adverse effect on public confidence in air travel, potentially harming our reputation and business. We expect to continue incurring COVID-19-related costs related to sanitizing airplane, implementing enhanced hygiene protocols, and taking additional measures to limit infections among employees and passengers. In addition, the industry may remain subject to enhanced health and hygiene requirements aimed at addressing future outbreaks. Implementing these measures could be costly and time-consuming.
Disease outbreaks, such as the COVID-19 pandemic, may also exacerbate other risks described in this “Risk Factors” section, including, but not limited to, our competitiveness, fluctuations in demand for our services, shifting consumer preferences, and our substantial amount of outstanding indebtedness.
Changes in the credit ratings issued by credit rating agencies could adversely affect our ability to raise funding, our financing costs and the trading prices of our securities.
Credit rating agencies rate our securities based on factors that include operating results, actions taken by us and our subsidiaries, their view of the airline industry’s general outlook, and their view of broader economic conditions. Rating agencies may take actions including (i) maintaining, upgrading or downgrading our rating, or (ii) placing us on a watch list for possible future downgrade.

32	Azul S.A.

Our credit rating was: (i) downgraded by S&P to B (in March 2020), to CCC+ (in March 2021, reaffirmed in February 2023 with a negative outlook), upgraded to B- (in July 2023 with stable outlook), downgraded to CCC+ (in September 2024 with negative outlook), and further downgraded to CC (in October 2024 with a negative outlook); (ii) downgraded by Fitch to B (in March 2020), to CCC+ (in March 2021), to CCC- (in February 2023), upgraded to B- (in July 2023 with stable outlook, reaffirmed in July 2024 with a negative outlook), downgraded to CCC (in September 2024), further downgraded to CC (in October 2024), and further downgraded to C (in December 2024); (iii) downgraded by Moody’s to B1 (in March 2020), to CCC+ (in March 2021), and Caa2 (in February 2023), upgraded to Caa1 (in July 2023 with a positive outlook), and downgraded to Caa2 (in September 2024 with a negative outlook). The downgrades of our ratings were based on a number of factors, including liquidity risks and our currently highly leveraged balance sheet. Any further downgrades in our credit ratings or market perceptions assigning higher risk to our ratings, the airline industry, or us, could adversely affect our business, financial condition and results of operations.
Ratings are limited in scope and do not address all material risks relating to any debt securities, but instead represent the views of the rating agencies at the time the ratings are issued.
Our ability to access the capital markets is partially influenced by our credit ratings. Any downgrade in the credit rating of our securities or the placement of Azul on a watch list for potential future downgrades could, among other things: (i) limit our access to capital markets or otherwise hinder our ability to secure new financing on favorable terms, or at all; (ii) lead to more restrictive covenants in agreements governing the terms of any future indebtedness we may incur; (iii) increase our financing costs; and (iv) adversely affect the trading price and liquidity of our outstanding securities.
There is no guarantee that such ratings or outlooks will remain unchanged over a period of time. Rating agencies may lower, suspend, or withdraw entirely if they determine that circumstances warrant such actions. Any of these changes could have a material adverse effect on us.
Our insurance expenses may increase significantly due to events such as terrorist attacks, wars, aircraft accidents, seizures, or similar incidents, adversely affecting us.
Insurance providers may substantially increase premiums for airlines to reduce the scope of coverage available for civil liability resulting from acts of terrorism, war, aircraft accident, seizures, or similar incidents. This occurred, for instance, after the September 11, 2001 terrorist attacks in the United States.
Following those attacks, insurance premiums for terrorism-related risks rose sharply, prompting the Brazilian government to enact Law No. 10,744, of October 9, 2003. This legislation authorized the Brazilian government to assume civil liability for third-party damages, including harm to property or individuals (whether passengers or not), caused by terrorist acts or acts of war involving Brazilian aircraft operated domestically or internationally. However, the Brazilian government retains the right, at its sole discretion, to suspend or terminate this assumption of liability. If this occurs, Brazilian airlines would need to assume liability once more and secure insurance coverage independently from the market.
In the event of new terrorist attacks, wars, aircraft accidents, seizures, or the Brazilian government’s withdrawal of its liability assumption, or other events affecting civil aviation in Brazil or abroad, airline insurers could further reduce coverage or increase premiums. Any significant reduction in insurance coverage would substantially elevate our liability exposure. Similarly, significant increases in insurance premiums would raise our operating expenses, adversely affecting us.
Consistent with global industry practices, we do not insure against certain business risks, such as business interruptions, loss of profit or revenue, and consequential losses resulting from mechanical breakdown. To the extent that uninsured risks materialize, we could be materially adversely affected. In addition, there is no guarantee that our insurance coverage will address all potential risks associated with our operations and activities. If actual losses exceed the coverage provided by our insurance, we may have to bear substantial losses, which would have an adverse impact on us.

Azul S.A.	33

Technical and operational problems within Brazil’s civil aviation infrastructure, including air traffic control systems, airspace and airport infrastructure, may have a material adverse effect on our strategy and, consequently, on us.
Our success depends on improvements in the coordination and development of Brazilian airspace control and airport infrastructure. The rapid growth of civil aviation in Brazil in recent years has highlighted the need for substantial improvements and government investments in these areas. Past technical and operational problems in Brazil’s air traffic control systems have caused widespread flight delays, higher than usual flight cancellations, and increased airport congestion. Although the Brazilian government and air traffic control authorities have taken measures to improve the Brazilian air traffic control systems, there is no guarantee that these efforts will be successful. If these challenges persist or worsen, they could materially adversely affect us and our growth strategy.
Certain airports that are significant to our operations face significant limitations. For example, slots at Congonhas airport in São Paulo are fully utilized, while Santos Dumont airport in Rio de Janeiro operates under restrictions, including a cap of 6.5 million passengers annually, imposed by the Brazilian government in January 2024. Other key airports, for example Brasília, Salvador, Belo Horizonte (Confins), São Paulo (Guarulhos and Viracopos) and Rio de Janeiro (Galeão), have limited the number of landing rights per day due to infrastructural constraints. Any condition that delays or prevents our access to airports or routes that are vital to our strategy, or that restricts our ability to maintain existing landing rights, slots, and destinations, or secure additional ones, could have a material and adverse effect on us.
New operational and technical restrictions imposed by Brazilian authorities at current or prospective airports we operate may also adversely affect us. There is no assurance that the Brazilian government will invest in the Brazilian aviation infrastructure to increase capacity at congested airports, which would allow for additional slot allocations.
Similarly, we cannot assure that the holders of concessions to operate the airports which we serve will make the necessary investments. See “Item 4.B. Business Overview—Airports and Other Facilities and Properties—Airports” and “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”
Increases in labor benefits, union disputes, strikes, and other worker-related disturbances may adversely affect us.
Our business is labor intensive, with workforce expenses (salaries and benefits) accounting for 16.9%, 14.3% and 13.5%, of our total operating expenses for the years ended December 31, 2024, 2023 and 2022, respectively. All Brazilian airline employees, including ours, are represented by regional aviation unions and by two national labor unions: (i) the National Pilots’ and Flight Attendants’ Union (Sindicato Nacional dos Aeronautas) and (ii) the National Aviation Union (Sindicato Nacional dos Aeroviários). Salary adjustments and cost-of-living increases are negotiated annually between those unions and the National Union of Airline Companies (Sindicato Nacional das Empresas Aeroviárias), or SNEA, which represents all Brazilian airline companies. Work conditions and maximum work hours are regulated by federal legislation and are not subject to labor negotiations. Future terms and conditions of collective agreements could become more costly for us due to increasing threats of strikes binding negotiations between the unions and SNEA. Additionally, certain employee groups, such as pilots, mechanics, and airport personnel, possess highly specialized skills and cannot be easily replaced, which could further increase our labor costs as our business expands. Any labor disputes or proceedings involving unionized employees could adversely affect us or interfere with our ability to conduct normal business operations.
We are also subject to periodic and regular investigations by labor authorities, including the Brazilian Ministry of Labor and the Public Prosecutor’s Office, or the Labor Prosecution Office, to ensure compliance with labor rules and regulations, including those relating to occupational health and safety. These investigations could result in fines and proceedings that may materially adversely affect us. For instance, in February 2017, the Public Labor Prosecutor’s Office filed a lawsuit against us alleging violations of labor regulations, including limits on daily working hours and resting periods. The Public Labor Prosecutor’s Office claimed approximately R$66 million in punitive damages.

34	Azul S.A.

A failure to implement our growth strategy may adversely affect us.
Our growth strategy and the consolidation of our leadership in the markets we serve, among other objectives, includes increasing the number of markets we serve and the frequency of our flights. Achieving these objectives depends on obtaining regulatory approvals for operating new routes and securing adequate access to necessary airport facilities. Some airports we serve or that we may want to serve in the future face capacity constraints and impose landing rights and slot restrictions during certain periods of the day. Examples include Santos Dumont airport in Rio de Janeiro and the Juscelino Kubitschek airport in Brasília. We cannot assure that we will be able to maintain our current landing rights, slots and permitted destinations, and secure sufficient number of landing rights and slots, gates, and other airport facilities to support our planned expansion. Airports that currently have no capacity constraints or operational restrictions may implement such measures in the future. Airlines must also utilize their allocated slots regularly and punctually to avoid the risk of reallocation to other airlines. If landing rights, slots, or airport resources are unavailable or restricted, we may need to adjust our schedules, change routes, or reduce aircraft utilization.
Some of the airports we serve impose various restrictions, such as limits on aircraft noise levels, limits on the number of average daily departures, or curfews on runway usage. We cannot assure that airports without such restrictions will not introduce restrictions in the future or that existing restrictions will not become more stringent. These limitations may affect our ability to provide or expand our services at these airports, which may adversely affect us.
We cannot assure that we will successfully execute of our growth strategy or success in consolidation of our leadership position in terms of markets served. Any factors that prevent or delay our access to airports or routes which are vital to our growth strategy, including our ability to maintain our current slots and obtain additional landing rights and slots at certain airports, may restrict our operations or expansion plans, which may adversely affect us, our financial results and our growth strategy.
Our current business plan contemplates the continued addition of Airbus and Embraer aircraft to replace older generation aircraft and serve high-density markets. Disruptions or changes in the delivery schedules of manufacturers for new Embraer and Airbus aircraft have affected and may continue to affect our operations. Such delays may limit our ability to meet increasing passenger demand, achieve our growth plans and maximize our use of next generation fuel efficient aircraft, which may adversely affect our business and financial results.
The successful execution of our strategy depends in part on the maintenance of a high daily aircraft utilization rate, making us especially vulnerable to delays that could adversely affect us.
Maintaining a high daily aircraft utilization rate is essential to the successful execution of our strategy. High aircraft utilization enables us to maximize the amount of revenue per aircraft and spread fixed costs. Achieving this requires reducing turnaround times at airports and developing schedules that enable us to fly more hours per day on average. Our ability to maintain aircraft utilization rates can be adversely affected by factors beyond our control, such as air traffic and airport congestion, disruptions in air traffic control services, adverse weather conditions, and delays by third-party service providers, including fueling and ground handling operations. Such delays could result in a disruption in our operating performance, resulting in reduced daily aircraft utilization rates. This, in turn, could lead to customer dissatisfaction due to delays or missed connections, which could adversely affect us.
Any expansion of our business activities will require us to incur additional and possible expenses, and we may be unsuccessful in generating profits from any such new activities, potentially adversely affecting us.
We intend to expand our business activities by introducing new products and services if we believe this expansion will increase our profitability or strengthen our market position. As part of our growth strategy, we periodically acquire additional aircraft, including different types of aircraft than the ones we currently operate or have operated in the past, and enter into commitments for additional aircraft based on anticipated traffic growth, given the significant time frames for ordering and delivery of these assets. We cannot assure you that we will successfully integrate these new aircraft into our operations and maintain our historical levels of operational performance.

Azul S.A.	35

As the international and domestic markets develop and expand in Brazil, our expansion plans may also include acquiring additional existing service-related businesses, aircraft hangars, and other assets that are complementary to our core and ancillary operations and help us compete more effectively. We cannot assure that we will be successful in executing these plans as they depend on several factors, including obtaining necessary regulatory approvals, if required, securing additional facilities or rights, recruiting personnel and arranging adequate insurance. Activities like these may require us to incur material costs and expenses, including capital expenditures, increased personnel, training, advertising, maintenance, fuel costs, and costs related to management oversight of any new or expanded activities. We may face substantial expenses related to the integration of these assets and activities into our existing businesses that may require significant ancillary expenditures for the integration and expansion of systems, financial modeling and development of pricing, traffic monitoring and other management tools, all aimed at achieving profitability from these ventures.
Unless and until any such new activities generate profits, the associated costs and changes in management oversight may adversely affect our results and financial condition. Given the current and expected competitive landscape of the airline industry in general, particularly in Brazil, and other market factors and conditions, there may be a significant delay before these new or existing activities become profitable. In some cases, we may not achieve profitability at all, which may adversely affect us.
We may not be able to grow our operations to or within the United States and Europe and may be adversely affected if Brazil fails to maintain a favorable safety assessment or if we fail to comply with the United States and European civil aviation regulatory frameworks.
We cannot assure that the laws and regulations of the jurisdictions of the countries where we operate (including, without limitation, immigration and security regulations, which directly affect passengers) will remain unchanged or that new laws adverse to us will not be enacted. Any such events may adversely affect us and our ability to sustain or expand our international operations.
For example, the Federal Aviation Administration, or FAA, periodically audits the aviation regulatory authorities of other countries, assigning each rating under the International Aviation Safety Assessment, or IASA, program. Brazil currently holds a “Category 1,” rating, which means that Brazil complies with the International Civil Aviation Organization, or ICAO, safety standards. This enables us to maintain regular service from our hubs in Brazil to the United States in a normal manner and participate in reciprocal code-sharing arrangements with U.S. carriers. However, we cannot guarantee that Brazil will continue to meet international safety standards, and we have no direct control over the country’s compliance with IASA guidelines.
If Brazil does not maintain a favorable safety assessment or if we fail to comply with the United States and European civil aviation regulatory frameworks, our ability to maintain or expand services to or in the United States and Europe could be restricted, which could, in turn, adversely affect us.
We are highly dependent on our three hubs at Viracopos airport, Confins airport and Recife airport for a large portion of our business and as such, a material disruption at any of our hubs could adversely affect us.
Our business is heavily dependent on our operations at our three hubs at Viracopos airport, Confins airport and Recife airport. Many of our routes operate through these hubs, and account for a large portion of our daily arrivals and departures. Like other airlines, we are susceptible to delays caused by factors beyond our control, which could affect one or more of our hubs or other airports in any of the regions we serve. For instance, in 2018, an incident involving a LATAM led to the closure of a runway at Confins airport, one of our main hubs, for 21 hours which negatively impacted our operations and forced us to re-accommodate our passengers on new flights. Due to this geographical capacity concentration, we may not be able to respond as quickly or efficiently as our competitors to any delays, service interruptions, or fuel shortages at any one or more of our hubs, which could have a material adverse impact on us. Furthermore, ANAC has granted concessions for the operation of Viracopos and Confins airports. We have no control over these concessions and cannot predict how the current concessions, any future concessions or the termination of any concessions could affect these airports.

36	Azul S.A.

For example, Aeroportos Brasil, which holds a concession for the operation of Viracopos airport from ANAC, filed for bankruptcy protection in 2018 due to its failure to meet its contractual obligations relating to the construction of a new terminal. On February 14, 2020, creditors approved Aeroportos Brasil’s debt restructuring plan, which included returning the Viracopos airport concession to ANAC to initiate a new bidding process of the concession for a new operator. On February 18, 2020, the debt restructuring court approved the judicial recovery plan and on March 19, 2020, Aeroportos Brasil submitted an application to ANAC for the rebidding of Viracopos airport, in compliance with the judicial recovery plan.
See “Item 4.B. Business Overview—Airports and Other Facilities and Properties—Airports” and “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Any changes to these concessions could have a material adverse impact on us.
Delays or failures by original equipment manufacturers, lessors, suppliers, or maintenance providers to fulfill their obligations may adversely affect us.
We rely on OEMs and lessors, aircraft and engine suppliers, and maintenance providers to meet our operational needs, including the timely delivery of aircraft, spare parts, and maintenance services. Delays or failures by these parties to meet their contractual obligations can significantly impact our operations and financial performance. For instance, we may experience delays in the receipt of spare parts, deferred aircraft delivery schedules, and disruptions in maintenance services. These challenges could lead to an increased number of grounded aircraft, reduced fleet availability, and adjustments to our operational schedules, all of which may adversely affect us.
We cannot assure that these third parties will fulfill their contractual commitments on time or at all. If delays or non-performance occur, we may need to make adjustments to our operational schedules, including the postponement or cancellation of flights, which could result in customer dissatisfaction, reduced revenues, increased passenger reaccommodation costs and other expenses. In some cases, we may incur unexpected expenses to lease replacement aircraft, source alternative spare parts, or address unforeseen maintenance needs. Additionally, we may need to make unplanned investments to mitigate the operational impact of grounded aircraft, which could adversely affect us. Delays in the delivery of new aircraft may also hinder our ability to expand our fleet, replace older aircraft and successfully execute our growth plans. Prolonged issues with OEMs, lessors, suppliers, or maintenance providers, particularly with those providers on whom we more heavily rely, could adversely affect our operations, our business and our financial performance.
General Electric is the sole manufacturer and supplier of the CF34 engines on our Embraer E-Jets, and, together with Safran through CFM International, of the LEAP engines on our next-generation Airbus A320neos. Pratt & Whitney is the sole manufacturer and supplier of the PW 127M engines on our ATR 72 aircraft and engines for our Embraer E2s aircraft, while Rolls Royce is the sole manufacturer of the Trent 700 and Trent 7000 engines for our A330 aircraft. Since the prices for these engines and parts are payable in U.S. dollars, they are subject to fluctuations in exchange rates, which may lead to us incurring substantial additional expenses in the event that the U.S. dollar appreciates. We have also outsourced all engine maintenance for our Embraer E-Jet and next-generation Airbus A320neo fleet to General Electric, for our ATR fleet to Pratt & Whitney, and the engine maintenance of our A330 fleet to Rolls Royce. If General Electric, Rolls Royce or Pratt & Whitney are unable to perform their contractual obligations or if we are unable to acquire engines from alternative suppliers on acceptable terms, we could lose the benefits we derive from our current agreements with General Electric, Pratt & Whitney and Rolls Royce. This could result in substantial transition costs or the suspension of certain aircraft operations due to the need for unscheduled or unplanned maintenance, during the period in which these contractual obligations are not being performed.

Azul S.A.	37

We are particularly reliant on Embraer, ATR and Airbus aircraft for our operations, and our business could be adversely if deliveries from these companies are affected, if aircraft from these companies become unavailable or if these aircraft are subject to significant maintenance events or if the public has a negative perception of these aircraft.
As our fleet has grown, our reliance on Embraer, ATR and Airbus has also grown. As of December 31, 2024, our passenger operating fleet consisted of 57 Embraer E-Jets, 32 ATR aircraft, 56 Airbus narrowbody, and 12 Airbus widebody. Additionally, we operate 24 Cessna Cavarans aircraft, each with 9 passenger seats.
Risks associated with Embraer, ATR and Airbus include (i) our failure or inability to obtain Embraer, ATR or Airbus aircraft parts or related support services in a timely manner due to high demand or other factors, (ii) directives issued by the aviation authorities restricting or prohibiting the use of Embraer, ATR or Airbus aircraft, (iii) negative public perception of a manufacturer as a result of an accident or other adverse publicity, or (iv) delays between the time we determine the need for new aircraft and the time it takes us to arrange for Embraer, ATR and Airbus or from a third-party provider to deliver the aircraft.
Our ability to obtain new aircraft from Embraer, ATR and Airbus may be affected by several factors, including (i) Embraer, ATR or Airbus refusing or being financially unable to fulfill the obligations it assumed under the aircraft delivery contracts, (ii) events such as fires or strikes or other events affecting Embraer’s, ATR’s or Airbus’s ability to fulfill its contractual obligations in a complete and timely manner, and (iii) our inability to secure aircraft financing or any refusal by Embraer, ATR or Airbus to provide financial support. We have been and may continue to be affected by any failure or inability of Embraer, ATR, Airbus or other suppliers to supply sufficient replacement parts in a timely manner, which could to unscheduled or unplanned maintenance and result in the temporary withdrawal of the relevant aircraft from our operation. Any such unavailability of aircraft or suspension of operations would decrease passenger revenue, increase passenger reaccommodation costs, and adversely affect our business, financial results and our ability to successfully execute our growth strategy.
We could be adversely affected by expenses or disruptions associated with planned or unplanned maintenance on our aircraft, as well as any inability to obtain spare parts in a timely manner.
As of December 31, 2024, Azul operated a passenger fleet of 181 aircraft and had a passenger contractual fleet of 185 aircraft, with an average aircraft age of 7.2 years, excluding Cessna aircraft.
As our fleet ages, it will require more maintenance, and our repair costs for each aircraft will be incurred at approximately the same intervals. If we are unable to renew our fleet, scheduled and unscheduled maintenance expenses will increase as a percentage of our revenue in the coming years. Any significant rise in maintenance and repair expenses would have a materially adverse impact on us.
Our business would be significantly harmed by unplanned stoppages or suspensions of operations associated with planned or unplanned maintenance due to mechanical issues. For example, if a design defect or mechanical issue were discovered in our Embraer E-Jets, ATRs or Airbus aircraft, these aircraft may be grounded until the defect or mechanical problem was corrected. We cannot assure that we would be able to obtain the necessary aircraft and parts to solve such defect or mechanical problem, or if we would obtain such parts in a timely manner, or that we would succeed in solving such defect or mechanical problem even if the parts were available. This could result in prolonged suspension of operations for certain aircraft, while we attempted to obtain such parts and solve such defect or mechanical problem, which could have a materially adverse effect on us. See also “—Delays or failures by original equipment manufacturers, lessors, suppliers, or maintenance providers to fulfill their obligations may adversely affect us.”

38	Azul S.A.

We rely on agreements with third parties to provide us and our customers with facilities and services that are integral to our business and the termination or non-performance of these agreements could affect us.
We have entered into agreements with third-party contractors to provide certain facilities and services required for our operations, such as aircraft maintenance, ground handling, baggage handling and in-flight television and internet services. All of these agreements are subject to termination on short notice. The loss or expiration of, or inability to renew, these agreements, or our inability to negotiate new agreements with other providers on comparable terms and conditions or at all, could harm our business and results of operations. Further, our reliance on third parties to provide essential services on our behalf gives us less control over the costs, efficiency, timeliness and quality of those services. Any third party may fail to meet its service performance commitments, experience system disruptions that hinder its ability to fulfill obligations, or face termination of its contract. Any third party may fail to meet its service commitments, experience system disruptions that hinder its ability to fulfill obligations owed to us, or face the termination of its contract. If any third-party contractor fails to perform adequately, or if services are interrupted, we could experience reduced revenues, increased expenses, or even be prevented from operating flights or offering other services to customers. In addition, our reputation could be materially adversely affected if our customers believe that our services or facilities are unreliable or unsatisfactory.
We rely on partner airlines for codeshare and loyalty marketing arrangements, and the loss of a significant partner, whether through bankruptcy, consolidation, or otherwise, could adversely affect us.
Azul has codeshare agreements with several international carriers, including United, TAP, JetBlue and Emirates, among others. These agreements allow certain flight segments operated by us to be marketed and sold as United, TAP, JetBlue or Emirates flights, and vice versa. In addition, these agreements provide that our Azul Fidelidade members can earn points on or redeem points for flights with United or TAP flights, and vice versa.
In addition, in May 2024, we entered into a commercial cooperation agreement with Gol that connects the flight networks of Azul and Gol in Brazil through a codeshare agreement. This partnership covers all exclusive domestic routes (i.e. routes operated by one of the two companies but not both companies). The agreement also encompasses frequent flyer programs, allowing Azul Fidelidade and Smiles members to earn points or miles in their preferred program when purchasing segments included in the codeshare agreement.
We generate revenue from flights sold under codeshare agreements and we believe that frequent flyer arrangements are a key component of our Azul Fidelidade program. The loss of a significant partner, whether through bankruptcy, consolidation, or otherwise, could adversely affect us. We may also be adversely affected by the actions of one of our significant partners, such as a failure to meet their material obligations or any misconduct. These issues could expose us to liabilities, or lead to poor service delivery, which could damage our brand.
We may be adversely affected if Azul Fidelidade loses business partners or if these business partners change their policies in relation to the granting of benefits to their clients, or take other decisions or actions that are beyond our control.
Azul Fidelidade relies on key business partners for a significant portion of its gross billings. The current business partners include (i) financial institutions such as Caixa, Itaú, Livelo (Banco do Brasil’s and Bradesco’s loyalty joint venture) and Santander; (ii) retailers such as Casas Bahia, Magazine Luiza and Fast Shop; and (iii) travel partners such as Accor, RentCars, Hertz, and Booking.com.
A decrease in the volume of points sold to any one of the significant partners of Azul Fidelidade for any reason, whether due to a temporary or permanent downturn in their business, financial condition, reduced activity, or their decision to adopt new loyalty strategies for their clients, could adversely affect the Azul Fidelidade business and therefore our business, results of operations and financial condition. In addition, a decision by any one of these partners not to participate in the Azul Fidelidade program could have a negative effect on our business, results of operations and financial condition.

Azul S.A.	39

Most agreements with the business partners of Azul Fidelidade are relatively short-term, and may be terminated or renewed under different terms when they expire or are renewed prior to expiry. In addition, some of these agreements may be terminated early due to breaches by one of the parties. The termination or failure to renew agreements with business partners of Azul Fidelidade could have a material adverse effect on the business and results of Azul Fidelidade.
The success of Azul Fidelidade also depends in part on decisions or actions of our partners that are beyond our control. Many of the business partners of Azul Fidelidade have the ability to change their policies regarding accumulation, transfer, and redemption of points, as well as develop their own platforms for clients to exchange points for rewards, including airline tickets issued by other airlines. Such changes could reduce the gross billings of Azul Fidelidade and demand for points. Changes in these policies may (i) make Azul Fidelidade less attractive or efficient for its partners’ clients; and (ii) increase competition in the loyalty sector, which may further reduce the demand for points, increase downward pressure on the average price of points and harm the business of Azul Fidelidade. If the loyalty program sector does not expand enough to accommodate new participants, or if Azul Fidelidade does not adequately respond to the market changes or to the partners’ policies, the business of Azul Fidelidade may be adversely affected.
In addition, financial institution business partners of Azul Fidelidade may change the terms and conditions of their customers’ credit card accounts, including finance charges, fees, and required minimum monthly payments, in order to maintain their competitive position in the credit card industry or to comply with, among other things, regulatory guidelines, relevant law or prudent business practices. Changes in the terms of these credit card accounts may lead to fewer new accounts, reduced credit card spending, or lower account retention, all of which could decrease the number of points accrued and sold or impact Azul Fidelidade, any of which could in turn negatively affect the revenue generated from these partnerships.
No assurance can be given that Azul Fidelidade’s business partners will not take actions that adversely affect the success of Azul Fidelidade.
If actual redemptions by Azul Fidelidade members are greater than expected, or if the costs related to redemption of reward points increase, we could be adversely affected.
Most of Azul Fidelidade’s revenue comes from selling points to business partners. However, the earnings process is not complete when points are sold, as we incur most of our costs related to Azul Fidelidade when the points are actually redeemed by Azul Fidelidade members. Based on historical data, the estimated period between the issuance and redemption of Azul Fidelidade points is approximately nine months. However, we cannot control the timing of the point redemptions or the number of points ultimately redeemed. Since we do not incur redemption-related costs for points that are not redeemed, our profitability is partly dependent on the number of accumulated Azul Fidelidade points that remain unredeemed by Azul Fidelidade members, known as “breakage.” Breakage occurs when points are not redeemed for various reasons.
Our estimate of breakage is based on historical trends. We expect that breakage will decrease from historical amounts as Azul Fidelidade expands its network of business partners and offers a wider range of rewards to our Azul Fidelidade members. To offset the anticipated decrease in breakage, we adjust our pricing policy for points sold. If we fail to adequately price our points, or if actual redemptions exceed our expectations, Azul Fidelidade’s profitability, and consequently our own profitability, could be adversely affected. Furthermore, if actual redemptions exceed our expectations, we may not have sufficient cash on hand to cover all actual redemption costs, which could materially adversely affect us.

40	Azul S.A.

We depend on our senior management team, and the loss of any member of this team, including our Chairman and key executives, could adversely affect us.
Our business depends upon the efforts and skill of our senior management team, including our Chairman, who has played a key role in establishing our corporate culture, and our key executives. Our future success is dependent on the continued service of our senior management team, who are critical to the development and the execution of our business strategies. Any member of our senior management team may leave us to establish or join a competing business. While we have established compensation arrangements and non-competition agreements with our senior management team, there is no guarantee that these agreements will be sufficient to prevent them from resigning to work for or establish a competitor, nor can we be certain that these agreements would be enforceable in court. In the event that our Chairman or a number of our senior management team leave our company, we may face challenges in finding suitable replacements, which could have a material adverse effect on us.
We may be unable to maintain our culture and to retain and/or hire skilled personnel as our business grows, including pilots, which could have an adverse impact on us.
We believe that our growth potential and ability to maintain strong results are closely tied to our ability to attract and retain the best professionals in the Brazilian airline industry while preserving our customer-focused company culture. As we expand, we may be unable to identify, hire, train, and retain individuals who align with our company culture and who bring diverse skill sets. Furthermore, we may face difficulties in maintaining our culture as our business grows in size.
The airline industry has periodically experienced a shortage of skilled personnel, particularly pilots. We compete with other airlines, both within Brazil and internationally, for these highly qualified professionals. To attract and retain top talent, we may need to increase salaries and benefits, or risk significant employee turnover. Our culture is crucial to our business plan, and failure to maintain that culture and/or retain skilled personnel could have an adverse impact on us.
The airline industry is subject to increasingly stringent environmental regulations and non-compliance with these regulations may adversely affect us.
The airline industry is subject to an increasingly stringent body of federal, state, local and foreign laws, regulations and ordinances (including those in the United States and Europe) that regulate environmental protection. These laws, regulations and ordinances address issues such as air emissions, noise levels, discharges into surface and groundwater, safe drinking water, and the management of hazardous substances, oils, and waste materials.
Brazilian environmental laws, in particular, adopt a strict and joint liability approach when it comes to civil liabilities. These laws and regulations are enforced by various governmental authorities. Non-compliance with such laws and regulations may subject the violator to administrative and criminal sanctions, in addition to the obligation to repair or to pay damages caused to the environment and third parties. Pursuant to Brazilian environmental laws and regulations, the corporate veil may be pierced to help provide sufficient financial resources are available for environment damage recovery.
We could be held liable for violations by third parties hired to dispose of our waste, among other activities. Also, we may not hold all valid environmental licenses deemed necessary by the environmental authorities to perform our activities, which could subject us to financial fines. Depending on the degree of irregularity, these fines may be up to R$50 million, or may lead to the total or partial suspension of our operations, in accordance with Federal Decree No. 6,514/2008, in addition to indemnity fines. State and municipal laws and regulations may impose distinct administrative sanctions at lower or higher values than stated above.
We are subject to risks associated to climate change, including increased regulation of our CO2 emissions, changing consumer preferences and the potential for more frequent or severe whether events that could impact our operations and infrastructure.
Efforts to transition to a low-carbon future have increased the focus of global, regional and national regulators on climate change and greenhouse gas emissions, including CO2 emissions.

Azul S.A.	41

In 2016, the ICAO adopted a resolution establishing the Carbon Offsetting and Reduction Scheme for International Aviation, or CORSIA, providing a framework for a global market-based measure to stabilize carbon dioxide emissions in international civil aviation, i.e., flights that depart from one country and arrive in another. CORSIA is being implemented in phases, starting with the participation of ICAO member states on a voluntary basis during a pilot phase (from 2021 through 2023), followed by a first phase (from 2024 through 2026) and a second phase (from 2027 through 2035). ICAO member states have agreed that 2019 emissions would be used as the baseline for the CORSIA pilot phase (2021-2023) and that 85% of 2019 emissions would be used as the baseline for the remainder of CORSIA’s phases (2024-2035). Accordingly, ICAO member countries further agreed to a long-term aspirational goal of reaching net zero aviation emissions by 2050. Certain CORSIA program details remain to be developed and may be influenced by political developments in participating countries or the results of the program. In 2020, we began reporting our emissions to Brazilian authorities. Brazil is expected to become a signatory of CORSIA in 2027.
To the extent most of the countries in which we operate remain members of the ICAO, we may be affected by regulations adopted under the CORSIA framework. In addition, CORSIA is expected to increase operating costs for airlines operating internationally. At this time, the costs of complying with our future obligations under CORSIA are uncertain. The potential impact of such costs would ultimately depend on a number of factors, including baseline emissions, the price of emission allowances or offsets that we would need to acquire, the efficiency of our fleet and the number of flights subject to these requirements. There is also considerable uncertainty regarding the future availability and price of carbon offset credits and sustainable or lower-carbon aircraft fuels, which could help us reduce our CO2 emissions. Due to the competitive nature of the airline industry and unpredictability of the market for air travel, we cannot assure you that we may be able to increase our fares, impose surcharges, or otherwise increase revenues or decrease other operating costs sufficiently to offset our CORSIA-related expenses. If CORSIA is not implemented as expected, we and other airlines may face an unpredictable and inconsistent set of national or regional emissions regulations, leading to a complex regulatory landscape that could affect global competitors differently, without delivering significant environmental benefits for aviation.
In addition, the proliferation of national regulations and taxes on carbon emissions in the countries where we operate domestically, including environmental regulations that the airline industry is facing in Brazil, may also affect our operational costs and margins.
Concerns about climate change and greenhouse gas emissions may result in additional regulations (including corporate reporting requirements) or taxes on aircraft emissions in Brazil, the United States or Europe. Any such changes could be difficult to implement and could require us to incur significant additional costs to comply, including by imposing significant additional measurements and internal controls processes and procedures regarding matters that have not been subject to measurement, reporting and managerial oversight. Moreover, certain airports have adopted, and others could in the future adopt, greenhouse gas, or GHG, emission or climate-related goals that could impact our operations or require us to make changes or investments in our infrastructure. Reporting expectations are also increasing, with a variety of commercial counterparties, including finance providers.

42	Azul S.A.

The European Union has proposed a directive to extend the existing emissions trading scheme, or ETS, in each European Union member state to all airlines. In June 2022, both the European Parliament and European Council adopted their respective positions on a set of measures to reform the ETS as part of the European Union’s “Fit for 55” program, an initiative published by the European Commission in July 2021. On December 6, 2022, the European Parliament and European Council reached a provisional political agreement on the revision of the ETS rules applying to the aviation sector. Under the provisional agreement, the ETS would have a narrow scope, applying only to intra-European flights, including departures to the United Kingdom and Switzerland, while CORSIA would apply to extra-European flights to and from third countries participating in CORSIA from 2022 to 2027. In 2023, the European Union adopted new legislation extending this narrow scope of the ETS until 2027, but requires a review of CORSIA’s effectiveness in 2026. If CORSIA is not deemed sufficiently effective, this could potentially lead to the expansion of the ETS to include all flights departing the European Union and the European Economic Area. Further, in 2023, the European Union adopted legislation that will impose a sustainable aviation fuel, or SAF, mandate on fuel supplied at European Union airports. Under this mandate, 2% of the jet fuel supplied in the European Union must be SAF starting in 2025, with the percentage increasing incrementally to 70% in 2050. This mandate is expected to increase the cost of SAF in the European Union. Individual European Union member states have been developing their own requirements, such as the SAF mandate in France that came into force on January 1, 2022. We currently operate two routes to and from Europe (Lisbon and Paris) and service additional destinations in Europe through our code-sharing agreements.
All such climate change-related regulatory activity and developments may adversely affect our business and financial results. They could require us to reduce our emissions before cost-effective reduction technologies become available, potentially forcing us to make capital investments in specific equipment or technologies, purchase carbon offset credits, or incur other costs related to our emissions. Such activity may also impact us indirectly by increasing our operating costs, including fuel costs. As consumers become more aware of the dangers of climate change, some may choose to fly less frequently or opt for airlines they perceive as operating more sustainably. Business customers may also shift to alternatives to travel, such as virtual meetings and workspaces. The expansion of high-speed rail in markets currently served by short-haul flights could offer passengers lower-carbon alternatives to flying with us. Our collateral for securing loans, including aircraft, spare parts, and airport slots, could lose value as customer demand shifts and economies move to low-carbon alternatives, which may increase our financing cost.
Finally, the potential acute and chronic physical effects of climate change, such as increased frequency and severity of storms, floods, fires, rising sea levels, wildfires, excessive heat, longer-term changes in weather patterns and other climate-related events, could affect our operations, infrastructure and financial results.
Operational impacts of acute and chronic physical effects of climate change, such as delays, diversions or cancellation of flights, required us, and could further require us in the future, to incur additional operating or capital expenditures, reduce the demand for certain of our flight offerings, or otherwise adversely impact our business, financial condition, or results of operations. We could incur significant costs to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. The long-term implications of such events, particularly in key operating areas, emphasize the importance of proactive measures to address these challenges.
We may incur financial losses and damages to our reputation from ESG risks.
Environmental and social risks are considered material issues for our business since they can affect the creation of shared value in the short, medium and long term, both from our organization’s perceptive and that of our key stakeholders. Further, we understand environmental and social risk as the potential for losses resulting from environmental and social events arising from our activities. We also recognize climate risk as an emerging environmental and social risk. Climate change poses a risk to our clients, suppliers and our operations, including property and equipment. See “—We are subject to risks associated with climate change, including increased regulation of our CO2 emissions, changing consumer preferences and the potential increased impacts of severe weather events on our operations and infrastructure” for further information on risks associated with climate change.

Azul S.A.	43

Companies are facing growing scrutiny from customers, regulators, investors, and other stakeholders regarding their ESG practices and disclosure. This includes practices and disclosures related to environmental and social risks, as well as related to diversity, inclusion, health and safety and human rights initiatives and governance standards. As a result, we may face increasing pressure to improve our ESG practices and disclosures. We may also be unable to complete certain initiatives or targets, either on the timelines initially announced or at all, due to technological, legal, cost, or other constraints, whether within or outside our control. Furthermore, actions or statements that we may take, based on expectations, assumptions, or third-party information we believe to be reasonable, may later be found to be inaccurate or subject to misinterpretation.
Our reputation and brand image could be adversely affected by any actual or perceived failure to maintain satisfactory practices relating to our environmental, safety, diversity, equity and inclusion or other social and governance goals. This risk includes (i) any failure to comply with applicable federal, state and international binding or non-binding legislation, standards and accords, including voluntary commitments, such as Equator Principles, Principles for Responsible Investment and National Pact for the Eradication of Slave Labor, among others; (ii) customer perceptions of our advertising campaigns, sponsorship arrangements or marketing programs, including greenwashing concerns regarding our advertising campaigns and marketing programs related to our sustainability initiatives; and (iii) customer reactions to statements made by us, our employees and executives, agents or other third parties. Damage to our reputation or brand image, or loss of customer confidence in our services, could adversely affect our business and financial results, as well as require additional resources to rebuild our reputation.
If we fail, or are perceived to fail, in advancing or complying with ESG initiatives, we may be subject to various other adverse consequences, including potential stakeholder engagement and/or litigation, even if such initiatives are currently voluntary. For example, there have been increasing allegations of greenwashing against companies making significant ESG claims, often citing perceived deficiencies in their actions, statements, or methodologies, especially as stakeholder perceptions of sustainability continue to evolve. the risk is particularly pronounced in the airline industry, where claims regarding the use of “sustainable aviation fuel” and carbon offsets have been subject to intense scrutiny and associated liabilities.
In addition, new government regulations may impose new or more stringent forms of ESG oversight and expanded reporting, due diligence, and disclosure, both mandatory and voluntary. These change could lead to increased ESG-related compliance costs, including, but not limited to, increased costs related to compliance, stakeholder engagement, contracting, and insurance, thereby raising our overall operational expenses. Such increases could have a material adverse effect on our business, results of operations and financial condition.
We benefit from tax incentives on our purchases of jet fuel in Brazil, and these tax incentives may be suspended, changed, cancelled, revoked or not renewed at any time adversely affecting us.
The price of the jet fuel we purchase in most Brazilian states is subsidized through tax incentives provided to us by those states. Depending on the type of agreement, failure to comply with our obligations in the tax incentive agreements that we have executed with those states could lead to the suspension, revocation, or non-renewal of these tax incentives by governmental authorities. However, even if we fully comply with the terms, authorities may still choose to do so if, for instance, they are no longer committed to the agreement.
To maintain these incentives, we are required to comply with various tax, labor, social and environmental obligations. These requirements may be challenged, either administratively or judicially, by third parties such as the Federal Public Prosecutor (Ministério Público Federal), other Brazilian States, or even other public authorities.
We cannot assure that the laws and regulations governing these tax incentives will remain unchanged or that the incentives will be maintained under the same favorable conditions until their expiration. Furthermore, we cannot ensure that we will be able to renew these incentives on similar terms once their current agreements expire.

44	Azul S.A.

Also, we cannot ensure that new tax incentives will be introduced after the expiration of tax incentives that we currently benefit from, nor that we would qualify for their terms if they are created. Furthermore, there is no assurance that any new tax incentives would offer terms and conditions equivalent to or more favorable than those currently in effect. If existing tax incentives change, expire, or we are unable to renew them, or if new tax incentives are introduced after the expiry of those in effect, or if the terms and conditions of new incentives provide less favorable terms, we could also be adversely affected.
New tax incentive agreements entered between Azul and Brazilian states shall comply with the general rules established under Complementary Law No. 160/17. Tax regimes granted before the enactment of Complementary Law No. 160/17 were validated by the National Council of Treasury Policy and, as a result, are not subject to cancellation. While tax agreements that fail to comply with these procedures may be revoked or have their legality challenged, Brazilian states generally do not grant new tax incentives without adhering to the rules set forth in Complementary Law No. 160/17. However, if any of these tax incentives are canceled, revoked, suspended, or not renewed, jet fuel prices would increase, potentially forcing us to reduce the number of flights we operate. Such outcomes could lead to a significant impact on our results and adversely affect us.
On December 20, 2023, the Brazilian congress approved the Constitutional Amendment No. 132/23, which approved the proposal to extinguish to following: (i) three federal taxes the Tax over Industrialized Products, the Social Integration Program, and the Social Contribution to Social Security Financing; (ii) one State tax, the Tax on Circulation of Goods and Services; and (iii) one Municipal tax, the Tax on Services. In their place, the Constitutional Amendment No. 132/23 approved the creation of (i) the Social Contribution on Goods and Services, or CBS; and (ii) the Tax over Goods and Services, or IBS”.
The tax reform has also prohibits tax incentives and includes the regional aviation segment on the list of services that will be subject to a specific tax regime. However, complementary laws must still be approved by the Brazilian Congress to fully regulate the reform introduced by Constitutional Amendment No. 132/23. These laws will define the CBS and the IBS, including the specific tax regime applicable to the regional segment. Consequently, it is currently not possible to determine the full effects of this tax reform.
Bill No. 2,337/2021 has been approved by the Brazilian Chamber of Deputies but has not yet been voted on by the Brazilian Senate. This initiative proposes a thorough reform of the income tax regulations. Key measures include repealing the income tax exemption on dividend distributions by Brazilian corporations (replacing it with a 15% tax rate), eliminating the deductibility of interest on shareholders’ equity payments, extending the minimum amortization period for intangible assets, altering income tax laws for investments in Brazilian investment funds, and lowering the rate of corporate income tax and social contribution on net income, among other changes.
In addition, certain tax laws may be subject to varying interpretations the tax authorities. Any increase in the amount of taxation resulting from challenges to our tax positions could adversely affect our business, financial condition and results of operations. We are also subject to inspections by tax authorities at the federal, state, and local government levels. During such inspections, our tax positions may be challenged by the tax authorities, on grounds similar to those underlying our existing disputes. There is no assurance that the provisions for such proceedings, if any, are adequate, that no additional tax exposures shall be identified, or that further tax reserves shall be required for any tax exposure. The Brazilian tax authorities have been intensifying the frequency of inspections. Any judicial or administrative proceedings related to tax matters before the courts, including the Administrative Council for Tax Appeals (Conselho Administrativo de Recursos Fiscais) and state and municipal administrative courts, may adversely affect us.
Unfavorable decisions in judicial or administrative proceedings could adversely affect us.
We and our subsidiaries are parties to various judicial and administrative proceedings, including civil, labor, social security, tax, consumer protection, civil, regulatory actions and environmental matters. We cannot assure that these lawsuits will be ruled in our favor and/or our subsidiaries, or that the amounts provisioned are sufficient to cover amounts from adverse rulings. Any decisions that are unfavorable to us or our subsidiaries, resulting in significant financial payments, damaging our reputation or the reputation of our subsidiaries, or hindering our ability to execute our business plans, could have a material adverse effect on our business, the business of our subsidiaries, financial condition, and results of operations.

Azul S.A.	45

We are subject to tax surveillance by tax authorities in the federal, state and municipal levels.
As a result of tax surveillance, our finances may be questioned by tax authorities. We cannot guarantee that provisions made for these investigations will be sufficient, that no additional tax exposures will arise, and that no additional tax reserves will be required to cover any identified tax exposures. Any increase taxes due as result of inquiries into our taxes matters may adversely affect our business, results of operations and financial condition.
The Brazilian tax authorities have recently intensified the number of audits they conduct. There are several fiscal issues of concern to the Brazilian authorities, including inventory control, premium amortization expenses, corporate restructuring, and tax planning, among others, which are regularly monitored. Any judicial and administrative proceedings related to fiscal matters before the courts, including the Administrative Board of Tax Resources (Conselho Administrativo de Recursos Fiscais), or CARF, and state and municipal administrative courts, may adversely affect us.
We are subject to certain tax legislation due to the registration of tax debts in specific payment programs overseen by tax authorities. If we fail to comply with any of the requirements of applicable legislation, the programs may be terminated and the benefits derived from them revoked.
We are registered in certain payment programs administered by competent tax authorities concerning various federal, state and municipal tax debts.
The federal, state and municipal payment programs we are party to require us to meet specific conditions, including the timely payments of debts subject to installment agreements. Failure to comply with these conditions would result in the termination of the programs and the revocation of their benefits. In such a case, the full outstanding debt would become immediately enforceable, along with any additional charges applicable under the relevant legislation at that time. This could negatively impact our operational and financial results by reinstating the debt on our liabilities.
Any violation or alleged violation of anti-corruption, anti-bribery and anti-money laundering laws, or the failure to detect such violations, could adversely affect us, including our brand and reputation.
We cannot assure that our employees, agents, or third-party contractors will not engage in actions that violate anti-corruption, anti-bribery, and anti-money laundering policies, for which we may be ultimately held responsible. We are subject to the United States Foreign Corrupt Practices Act of 1977, or the FCPA, by virtue of having operations in the United States and the listing of our ADRs on a United State stock exchange. We are also subject to the U.K. Bribery Act of 2010, Federal Law No. 8,429, of June 2, 1992, and Law No. 12,846 of August 1, 2013, as well as other national and international anti-fraud, anti-corruption, anti-money laundering, antitrust laws and other laws and regulations.
In addition, our corporate governance, policy, risk management, and compliance processes may not be able to prevent or detect: (i) violations of Federal Law No. 8,429, of June 2, 1992, Law No. 12,846 of August 1, 2013, or other violations related to other applicable laws and regulations; (ii) improper, fraudulent, and unfair conduct by our employees, shareholders, management and third parties that represent us; or (iii) conduct that is inconsistent with our ethical principles. Such violations or misconduct could adversely affect our reputation, business, financial condition and results of operations, as well as the trading price of our common shares.
Failure to comply with anti-corruption laws, anti-money laundering laws, and other laws governing business conduct with government entities, including under the FCPA and other United States and local laws, could result in criminal and civil penalties, as well as other remedial actions. Such violations could harm our brand and reputation, and have a material adverse impact on our business, financial condition, results of operations and prospects. Any investigation into actual or alleged violations of such laws could also adversely affect us, including our brand and reputation. In addition, we may be held liable for corrupt actions committed by third parties. The likelihood of these risks materializing may be heightened due to the absence of consolidated policies for identifying and monitoring politically exposed persons, or for conducting due diligence with third parties.

46	Azul S.A.

We are a holding company and do not have any material assets other than the shares of our subsidiaries.
We are a holding company that conducts its operations through a series of operating subsidiaries, and we provide technical and administrative services to these subsidiaries through our other subsidiaries. All the assets we use to perform administrative and technical services, as well as to operate the concessions and authorizations, are held at the subsidiary level. As a result, we do not possess any material assets other than the shares of our subsidiaries. Any dividends or payments that we may be required to make will depend on the availability of cash provided by our subsidiaries. Transfers of cash from our subsidiaries to us may be restricted by corporate and legal requirements, or by the terms of the agreements governing our indebtedness. If a shareholder were to assert a claim against us, the enforcement of any related judgment would be limited to our available assets, rather than our assets and those of our combined subsidiaries.
Any inability to obtain or renew a material portion, or all, of the licenses, permits and authorizations necessary to conduct our business could have an adverse effect on us.
We are continually in the process obtaining and renewing federal, state, and municipal licenses, permits and authorizations required for our operations. If we fail to obtain or renew a material portion or these licenses, permits and authorizations in a timely manner, or if such licenses, permits and authorizations are suspended or revoked, this could have an adverse effect on us.
Risks Relating to Our Preferred Shares, Including in the Form of ADSs
Our controlling shareholder has the ability to direct our business and affairs and its interests may conflict with those of other shareholders.
In accordance with Brazilian corporate law and our bylaws, our controlling shareholder has the legal authority to, among other things, elect the majority of our directors and determine the outcome of any action requiring shareholder approval. This power includes the ability to control decisions regarding related party transactions (excluding transactions with a related party to the controlling shareholder himself), corporate restructurings, dispositions, partnerships, sale of all or substantially all of our assets, withdrawal of our shares from the Level 2 segment of the B3, and the time of future dividend payments. Our controlling shareholder may choose to enter into acquisitions, dispositions, partnerships, or enter into loans, financing, or other similar transactions for us that could conflict with the interests of investors and that may negatively affect us. As of the date hereof, our controlling shareholder directly and indirectly owned 67.0% of our issued and outstanding voting capital (common shares), 1.7% of our issued and outstanding preferred shares, and 5.7% of the economic interest in of our issued and outstanding total capital.
Due to our capital structure, the capital contributions made by the holders of our common shares to date are considerably lower than those made by the holders of our preferred shares. As a result, our controlling shareholder has the right to direct our business but holds a considerably smaller economic interest with respect to the results of our activities compared to the holders of our preferred shares. This disparity in economic interest may exacerbate conflicts of interests between our controlling shareholder and other shareholders.
Our bylaws contain a provision whereby our dual class structure will mandatorily be converted into a single class share structure by no later than September 15, 2026.
As part of the restructuring and recapitalization transactions we entered into in 2024, we agreed with the relevant creditors to amend our bylaws to provide that if, by April 30, 2026 we have not (i) completed a business combination with a publicly traded company or business in the same industry in Brazil or the United States, or (ii) unified our share capital into a single class of voting shares, then all preferred shares will automatically mandatorily convert into a single class of voting shares on May 1, 2026, without the need for any vote of the holders of common shares or preferred shares.

Azul S.A.	47

If no business combination is completed by April 30, 2026, but a binding agreement (e.g., a binding memorandum of understanding or letter of intent) to execute such a combination is in place and the necessary regulatory approvals have been sought, the deadline for the conversion to a single class of shares will be suspended. This suspension may last until the earlier of the completion of the business combination, the termination of the binding agreement, or September 15, 2026.
When our share capital mandatorily converts into a single class of shares, this would result in a loss of control by our current controlling shareholder. Once our controlling shareholder no longer controls the majority of voting rights in our share capital, matters requiring approval by a majority of the holders of our common shares may require the affirmative vote of some of our public shareholders. Therefore, the absence of a controlling shareholder may limit our ability to enter into transactions that we and our controlling shareholder may view as in the best interests of our company. See “Item 10.B. Memorandum and Articles of Association—Mandatory Conversion of Preferred Shares into Common Shares.”
Our controlling shareholder is entitled to receive significantly fewer dividends than holders of our preferred shares, which could lead to conflicts with preferred shareholders interests regarding dividend distributions.
Holders of our common shares are entitled to receive an amount of dividends equivalent to 75 times less than the amount of dividends paid to holders of our preferred shares. As a result, our controlling shareholder, who is entitled to receive a smaller portion of dividends compared to holders of preferred shares, may influence dividend distribution decisions that conflict with the interests of holders of preferred shares. See “Item 10.F. Dividends and Payment Agents—Dividend Policy” and “Item 6.B. Management Compensation,” for further information on distribution of dividends and compensation of our management, respectively.
Investors in our preferred shares, including in the form of ADSs, may experience book value dilution in the future.
We have established stock option and restricted share plans for key personnel, including our officers, certain managers, and other key Crewmembers. As of December 31, 2024, we estimate that 9,039,376 new preferred shares would be issued if all of our vested options were exercised by their holders, at a weighted average strike price of R$12.46. The exercise of vested options by the holders could result in substantial dilution of book value for investors if the public offering price for our preferred shares (including in the form of ADSs) is lower than the book value of these shares when the stock options are exercised. See “Item 6.B. Management Compensation—Stock-Based Incentive Plans.”
In addition, if we need to raise capital for our operations by issuing new shares in the future, the issuance may occur at a price below the book value of our preferred shares on the relevant date. In such a case, holders of our ADSs and preferred shares at that time would experience immediate and significant dilution of their investment.
An active and liquid trading market for our preferred shares, including in the form of ADSs, may not be maintained, which could adversely affect the price our preferred shares, including in the form of ADSs.
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
The investment in marketable securities traded in emerging countries, such as Brazil, typically carries higher levels of risk as compared to investments in securities issued in countries with more stable political and economic conditions. These investments are generally considered speculative. The Brazilian capital market is substantially smaller, less liquid, more volatile, and more concentrated than major international capital markets. As of December 31, 2024, companies listed on the B3 exchange had an aggregate market capitalization of R$4.3 trillion and a daily average trading volume of R$30.3 billion, according to B3. These market characteristics may substantially limit the ability of holders of our preferred shares to sell them at their desired price and time, and this may have an adverse effect on the trading price of our preferred shares.

48	Azul S.A.

In addition, the prices of shares in the global airline industry are relatively volatile. Investors’ perception of the market value of these shares, including our preferred shares in the form of ADSs, may be further impacted by increased volatility and decreases in the price of our ADSs and preferred shares.
Our preferred shares have limited voting rights.
Except under certain situations, our preferred shares, including in the form of ADSs, do not carry general voting rights. See “Item 10.B. Memorandum and Articles of Association—Rights of Our Common and Preferred Shares—Voting Rights.” Our main shareholders, who hold the majority of common shares with voting rights and control of the company, can approve most corporate actions without the approval of holders of our preferred shares, including in the form of ADSs. Accordingly, you will generally not have control over any matters, including the approval of corporate measures such as the appointment of directors, approval of significant transactions, or changes in our capital structure.
According to Brazilian corporate law, preferred shares with limited or no voting rights and with rights to fixed or minimum priority dividends, gain voting rights if the company fails to pay the fixed or minimum dividends to which such shares are entitled to for three consecutive fiscal years. According to our by-laws, our preferred shares are not fixed or have minimum priority dividends. Consequently, our preferred shares will acquire voting rights, even if we stop paying dividends for three consecutive years.
In addition, to the extent holders of our preferred shares are entitled to vote on certain limited matters under Brazilian corporate law, our bylaws, and the provisions governing the deposited preferred shares, we cannot guarantee ADS holders will receive the voting materials in time to ensure that they can instruct the depositary to vote on the preferred shares underlying their ADSs. Furthermore, there can be no assurance that ADS holders will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our preferred shares. While ADS holders could exercise their right to vote directly by withdrawing the preferred shares, they may not be notified of the meeting sufficiently in advance to take such action. See “Item 10.B. Memorandum and Articles of Association—Rights of Our Common and Preferred Shares—Voting Rights.”
Holders of our preferred shares, including in the form of ADSs, may not receive any dividends or interest on shareholders’ equity or may be subject to taxation as a result of such receipts.
According to our bylaws, as long as we record a net income and there are no accumulated losses, we must pay our common and preferred shareholders at least 0.1% of our annual adjusted net income as dividends or interest on shareholders’ equity, as determined and adjusted under Brazilian corporate law. Interim dividends and interest on our shareholders’ equity declared for each fiscal year may be attributed toward our minimum obligatory dividend for the year in which they are declared. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.” This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed under Brazilian corporate law and may not be made available for payment as dividends or interest on shareholders’ equity.
Additionally, Brazilian corporate law allows a company like ours to suspend the mandatory distribution of dividends in any particular fiscal year if our board of directors informs our shareholders that such distribution would be inadvisable in view of our financial condition. If these events were to occur, the holders of our preferred shares, including in the form of ADSs, may not receive dividends or interest on shareholders’ equity.
Bill No. 2,337/2021 has been approved by the House of Representatives but has not been voted yet by the Senate. It proposes a reform on Income Tax rules, and its main goal is to revoke the income tax exemption on dividends distributed by Brazilian companies and impose a 15% tax rate, and extinguish the possibility of deducting expenses related to the payment of interest on equity. The elimination of the of the income tax exemption on dividend distributions and the increase in taxation currently applicable to the payment of interest on equity, as proposed under current legislation, could adversely affect the net amount received by shareholders.

Azul S.A.	49

The sale of a significant number of our preferred shares, including in the form of ADSs, may negatively affect the trading price of our preferred shares, including those in the form of ADSs.
As part of the Restructuring Transactions, we have issued (i) 96,009,988 preferred shares to certain of our lessors and OEMs in satisfaction of certain obligations owed to such lessors and OEMs, and (ii) 450,572,669 new preferred shares in the partial equitization of our New 2029 Notes and New 2030 Notes on April 28, 2025. Therefore, we have issued a significant amount of preferred shares to such holders in a short period of time, and we may issue further preferred shares from time to time upon the exchange or conversion of the relevant securities, and the holders of such preferred shares may seek to sell their preferred shares from time to time (subject, in the case of the lessors and OEMs, to lock-up provisions that provide for a gradual release through to July 2026).
In addition, we have entered into the following registration rights agreements with certain of our shareholders:
•a fifth amended and restated registration rights agreement, or the Pre-IPO Registration Rights Agreement, which we entered into on August 3, 2016 with our main shareholders; and
•a registration rights agreement, or the Lessor Registration Rights Agreement, which we entered into on April 3, 2025 with one of our aircraft lessors.
Pursuant to the Pre-IPO Registration Rights Agreement and the Lessor Registration Rights Agreement, we may be required to register with the SEC the resale of the relevant preferred shares held by the relevant shareholders. We have also agreed to enter into registration rights agreements with certain institutional investors that participated in the Restructuring Transactions covering preferred shares issued or issuable to such institutional investors pursuant to such Restructuring Transactions. For further details of the Registration Rights Agreement, see “Item 7.A. Major Shareholders—Registration Rights Agreements.”
Sales of our preferred shares, including in the form of ADSs, made by any shareholders referred to above, by our affiliates, including those effected by our directors, executive officers, or controlling shareholder, or otherwise involving a large number of preferred shares or ADSs, or market perception of an intention to any of such sales, may negatively affect the trading price of our preferred shares, including in the form of ADSs.
Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to the disposition of our preferred shares, including in the form of ADSs.
Under Law No. 10,833, of December 29, 2003, the disposition of assets located in Brazil by a nonresident to either a resident or a nonresident of Brazil is subject to taxation in Brazil, regardless of whether the disposition takes place inside or outside the country. This means that income tax would be imposed on the gains arising from a disposition of our preferred shares by a nonresident of Brazil to either a resident or a nonresident of Brazil. However, there is no judicial guidance determining whether ADSs are considered assets located in Brazil, we cannot predict whether Brazilian courts will rule that income tax under Law No. 10,833 applies to gains from dispositions of our ADSs. In the event that the disposition of assets is interpreted to include the disposition of our ADSs, this tax law would result in the imposition of withholding taxes on the sale of our ADSs by a nonresident of Brazil to either a resident or a nonresident of Brazil. Because any gain or loss recognized by a U.S. Holder (as defined in “Item 10.E. Taxation—United States Federal Income Tax Considerations” on the disposition of preferred shares or ADSs will generally be treated as U.S.-source gain or loss for purposes of the U.S. foreign tax credit, the U.S. Holder may not be able to benefit from a U.S. foreign tax credit for Brazilian income tax imposed on the disposition of preferred shares or ADSs. See “Item 10.E. Taxation—United States Federal Income Tax Considerations —Sale or Other Taxable Disposition of Preferred Shares, Including in the Form of ADSs.”

50	Azul S.A.

The Brazilian government may impose exchange controls and significant restrictions on remittances of reais abroad, which would adversely affect your ability to convert and remit dividends or other distributions or the proceeds from the sale of our preferred shares. It could also impact our capacity to make dividend payments or other distributions to non-Brazilian investors and would reduce the trading price of our preferred shares, including in the form of ADSs, and our capacity to comply with payment obligations in foreign currency.
In the event of severe economic imbalances, the Brazilian government may impose restrictions on the remittance of proceeds of investments in Brazil and the conversion of the real into foreign currencies. The Brazilian government last imposed such remittance restrictions for a brief period in 1989 and early 1990. While we cannot predict whether such measures by Brazilian government will be reintroduced, if they are, it could hinder or prevent your ability to convert dividends or other distributions or the proceeds from any sale of our preferred shares into U.S. dollars and to remit those U.S. dollars abroad. It would also affect our capacity to make dividend payments or other distributions to non-Brazilian investors and to meet payment obligations in foreign currency. The imposition of any such restrictions would have a material adverse effect on the trading price of our preferred shares, including in the form of ADSs, and on our capacity to access foreign capital markets.
If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.
As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our preferred shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to our preferred shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of distributions relating to the preferred shares, unless you obtain your own electronic certificate of foreign capital registration, or qualify under Brazilian foreign investment regulations that allow some foreign investors to buy and sell shares on Brazilian stock exchanges without needing a separate electronic certificates of foreign capital registration, you would not be able to remit non-Brazilian currency abroad. In addition, if you do not qualify under the foreign investment regulations, you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our preferred shares.
If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or may suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our preferred shares or the return of your capital in a timely manner. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.
If we do not maintain a registration statement and no exemption from the Securities Act is available, U.S. Holders of ADSs will be unable to exercise preemptive rights with respect to our preferred shares.
From time to time, we may offer preferred shares, other securities, or preemptive rights to acquire additional preferred shares or other securities to our shareholders, including as required under Brazilian corporate law. We will not be able to offer such securities or rights to holders of ADSs unless a registration statement under the Securities Act is effective for those preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file such registration statement, and we cannot guarantee that we will do so. If a registration statement is not filed and no exemption exists, Citibank, N.A., as depositary, will attempt to sell such preemptive rights or securities, and you will be entitled to receive the proceeds of the sale. However, if the depositary is unable to sell these preemptive rights or securities, U.S. holders of ADSs will not receive any value in connection with such distribution.
If you are not entitled to preemptive rights or are unable or unwilling to exercise preemptive rights in connection with the preferred shares, including in the form of ADSs or other securities, your investment may be subject to dilution.

Azul S.A.	51

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members or executive officers.
As a public company, we face significant legal, accounting, and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also incur costs associated with compliance with the Sarbanes-Oxley Act of 2002, as amended, and related rules implemented by the SEC. The costs of reporting and corporate governance for public companies have been increasing, and we expect these rules and regulations to further increase our legal and financial compliance expenses, making certain activities more time-consuming and expensive. However, we are currently unable to estimate these costs with any certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance. We may be forced to accept reduced policy limits and coverage or incur substantially higher costs to for the same or similar coverage. These laws and regulations could also make it harder for us to attract and retain qualified individuals to serve on our board of directors, our board committees, or as our executive officers, and may divert management’s attention. If we fail to meet our obligations as a public company, we could face consequences such as the delisting of our preferred shares, fines, sanctions, and other regulatory actions, and potentially civil litigation, all of which may adversely affect us.
If securities or industry analysts do not publish research or reports about our business, or if they publish negative reports, the trading price and volume of our preferred shares, including in the form of ADSs, could decline.
The trading market for our preferred shares, including in the form of ADSs, depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price may be negatively impacted. If one or more of these analysts cease coverage of our company or fail to publish regular reposts, demand for our preferred shares, including in the form of ADSs, could decline, potentially leading to a decline in both the trading price and volume of our preferred shares, including in the form of ADSs.
Our status as a foreign private issuer allows us to follow alternative corporate governance standards to those that apply to domestic reporting companies listed on the NYSE, which may limit the protections afforded to investors.
We qualify as a “foreign private issuer” under NYSE corporate governance standards. These rules allow foreign private issuers to elect to comply with the practices of their home country, rather than complying with certain corporate governance requirements applicable to U.S. companies with securities listed on the exchange. We currently adhere to certain Brazilian corporate governance practices and intend to continue doing so.
As a foreign private issues listed on the NYSE, we rely on certain exemptions from the exchange’s corporate governance rules. For example, the NYSE rules requires that a majority of the board of directors be independent. Independence is defined by various criteria, including the affirmative determination by the board of directors that the director does not have a material relationship with the listed company. Under the listing standards of Level 2 segment of the B3, our board of directors must have at least five members, with at least 20% of them being independent. Also, Brazilian corporate law and the CVM establish rules that require directors to meet certain qualification requirements and that address the compensation, duties, and responsibilities of directors and executive officers, as well as the restrictions applicable to them. While our directors meet the qualification requirements under Brazilian corporate law and the CVM regulations, we cannot guarantee that a majority of our directors would be considered independent under the NYSE rules.
Pursuant to Brazilian corporate law and CVM Resolution No. 23, dated February 25, 2021, currently in force (which replaced CVM Instruction No. 308), the statutory audit committee, if established, serves as an advisory body to the board. It must be composed of independent members appointed by the board, with at least one of them also being a member of the board. This differs from NYSE rules, which require all audit committee members to be a member of the board of directors. While our audit committee is currently composed entirely of independent directors, it may not always meet all of the NYSE’s rules for domestic reporting companies.

52	Azul S.A.

In addition, we do not have a nominating committee as required for U.S. issuers under the NYSE rules. While we do have a compensation committee and a corporate governance committee, we are not required to comply with the NYSE standards applicable to compensation or corporate governance committees of listed companies.
Furthermore, the corporate disclosure requirements that apply to us may differ from those disclosure requirements that apply to a U.S. company. As a result, you may receive less information about us than you would receive from a comparable U.S. company. We are subject to the reporting requirements of the Securities Exchange act of 1934, as amended, or the Exchange Act. The disclosure requirements applicable to foreign private issuers under the Exchange Act are more limited than the disclosure requirements applicable to U.S. issuers. Publicly available information about issuers of securities listed on the CVM, which is provided in Portuguese, also lacks certain details when compared to the information regularly published by listed companies in the United States or other certain countries.
Accordingly, holders of our ADSs will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements. For a comparison of the foregoing requirements, see “Item 16.G. Corporate Governance”.

Azul S.A.	53

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
We were founded on January 3, 2008 by entrepreneur David Neeleman and began operations on December 15, 2008. Backed by Mr. Neeleman and other strategic shareholders, we have benefited from our partnerships and have invested in a robust and scalable operating platform. We have a management team that effectively combines local market expertise with diversified international experience and knowledge of best practices from the United States, the largest aviation market in the world, according to IATA (International Air Transport Association).
Our start-up capital in 2008 of R$400.7 million enabled us to invest up-front in a scalable operating platform and efficient young fleet. After less than six months of operations, we became Brazil’s third-largest airline in terms of domestic market share in May 2009, according to ANAC. Our passenger operating fleet has grown from three Embraer E-Jets in December 2008 to a total of 181 aircraft in our passenger operating fleet as of December 31, 2024, consisting of 57 Embraer E-Jets, 32 ATR aircraft, 12 Airbus widebody, 56 Airbus narrowbody and 24 Cessna Caravan aircraft.
In August 2012, we acquired TRIP, which at the time was the largest regional carrier in South America by number of destinations. The fleet similarity between the two airlines allowed us to integrate all of TRIP’s activities by June 2014. The TRIP acquisition substantially increased our network connectivity, enabling us to serve 106 destinations upon completion of the acquisition and to become the leading carrier in terms of departures in that year as well as to consolidate our position as a leader in Brazil’s fast-growing regional aviation market, according to ANAC (Brazil’s National Civil Aviation Agency). As of December 31, 2024 we had the largest airline network in Brazil in terms of departures and cities served, with around 980 daily departures spanning 160 destinations – an unparalleled network of more than 400 non-stop routes.
Leveraging the strength of the network we built over the previous years, in December 2014 we started operating international flights with Airbus A330 aircraft, gaining the ability to serve millions of passengers that connected throughout our network.
As part of our plans to expand globally, we have also established codeshare agreements with carriers such as United and TAP, giving our passengers the ability to connect to more than 400 destinations worldwide in addition to the 160 destinations we currently serve.
On February 21, 2020, our wholly-owned subsidiary, ALAB, and TwoFlex (rebranded Azul Conecta), announced that they entered into a Quota Purchase Agreement under which we agreed to acquire the Brazilian regional carrier TwoFlex for the total purchase price of R$123 million. Azul Conecta is a domestic airline based in Jundiaí, Brazil, founded in 2013, that offers, currently, regular passenger service more than 70 destinations in Brazil, of which only three regional destinations were previously served by Azul. Azul Conecta also holds 14 daily departure and arrival slots on the auxiliary runway of Congonhas, São Paulo’s downtown airport. Congonhas is a particularly coveted airport because of its proximity to São Paulo’s business districts and because of its status as Brazil’s most slot-constrained airport. Currently, our two largest competitors, Gol and LATAM, control most of the flights into and out of Congonhas. Azul Conecta’s fleet is composed of 24 owned Cessna Caravan aircraft, a regional turboprop with a 9-passenger capacity.

54	Azul S.A.

In August 2021, we announced a strategic partnership with Lilium, to build an exclusive “eVTOL” (electric vertical take-off and landing vehicles) network in Brazil. The efforts to implement operations through eVTOL, a 100% electric airplane model with zero carbon emissions, is part of our strategy to innovate and maintain a sustainable business model, aligned to our environmental and sustainability commitments and the best practices in the market. This commercial arrangement has a total value of up to US$1 billion and includes a fleet of 220 Lilium eVTOL aircraft with anticipated delivery to commence no earlier than the middle of 2025, subject to completion of aircraft certification activities and any required regulatory approvals. This strategic alliance and aircraft order remains subject to the parties finalizing commercial terms and definitive documentation relating thereto.
In October 2021, we entered into a partnership with Disney to offer a unique experience to our customers. The initial steps of the partnership consisted of the new A320neo airplane with a Mickey Mouse-inspired painting and the A321neo airplane with a Minnie-inspired painting. During 2022, the new A320neo airplane with a Donald Duck-inspired painting and the A320neo with a Daisy-inspired painting also joined the magic fleet of Azul. In 2024, Disney's Goofy was the theme the new A320neo airplane, the fifth plane within Azul's magical fleet.
In 2024, Azul Cargo, our logistics business reached R$1.1 billion in net revenues, the same level as 2023. In 2022, we announced the launch of the Embraer Class-F freighter, a cargo aircraft that can provide competitive advantages for our clients. Azul Cargo currently serves more than 5,000 cities and communities across the country, 2,000 of which we can deliver to in 48 hours or less.
Azul Fidelidade, our wholly-owned loyalty program, had more than 18 million members as of December 31, 2024. Azul Viagens, our vacations business, is another important driver of margin expansion. In 2024, we sold 48% more travel packages compared to 2023, mainly by leveraging the uniqueness of our network and the flexibility of our fleet. During weekends, for example, when utilization is normally low for airlines, we dedicated 25% of our capacity to fly exclusive nonstop leisure routes, which are ideal for Azul Viagens.
B.Business Overview
General
We are the largest airline in Brazil in terms of departures and cities served, according to ANAC (Brazil’s National Civil Aviation Agency), with around 980 daily departures to 160 destinations, creating a network of more than 400 non-stop routes as of December 31, 2024. As the sole airline on 81% of our routes, we are the leading airline in 134 Brazilian cities in terms of departures according to ANAC, and carried close to 31 million passengers in the year ended December 31, 2024. In addition to having an extensive network, optimized fleet, and a high-quality product, we also have strategic revenue generating business units including our wholly-owned loyalty program Azul Fidelidade, our logistics solutions business Azul Cargo and Azul Viagens, our tourism travel business.
Brazil is geographically similar in size to the continental United States and is currently the fourth largest market for domestic airline passengers in the world, according to Cirium. Since 2008, the number of domestic airline passengers carried in Brazil has increased by 86% to 93 million in 2024, according to ANAC.
We have the most extensive route network in Brazil, serving 160 domestic destinations, about twice as many as our main competitors Gol and LATAM, which served 65 and 59 destinations respectively as of December 31, 2024, according to data from the Companies. We are the only provider of scheduled service to 94 of our domestic destinations and hold the leading position in 7 out of the 10 largest domestic airports in which we operate in terms of departures, according to ANAC. Through our network, we connect travelers to destinations exclusively served by us from our three hubs, which cater to the São Paulo, Belo Horizonte and Recife markets, all among the largest metropolitan areas in the country. Notably, we are the leading airline at Viracopos airport, one of the principal airports in the São Paulo area and the largest domestic hub in South America in terms of non-stop destinations served, with a 98% share of its 143 domestic daily departures as of December 31, 2024, according to data from ABEAR (Brazilian Airlines Association).

Azul S.A.	55

We operate a young, fuel-efficient fleet that we believe is better tailored for Brazil than those of our main competitors, as it allows us to serve markets with different demographics, ranging from large capitals to smaller cities. As of December 31, 2024, our passenger operating fleet in service totaled 181 aircraft. with an average age of 7.2 years (excluding Cessna aircraft), which is significantly younger than that of our main competitors. We believe that our diversified fleet is optimized to efficiently match capacity to demand. This enables us to offer superior connectivity as well as more convenient and frequent non-stop service to more airports than our main competitors, Gol and LATAM, which mainly operate larger aircraft.
A key driver of our profitability is our management team’s extensive experience in implementing a disciplined, low-cost operating model. Our optimized fleet yields lower trip costs than our main competitor, according to data from the Companies Investor Relations websites. With the recovery and the increase in the number of next-generation Airbus A320neos and Embraer E2s in our fleet in the coming years, we expect to maintain our market-leading low trip cost advantage. In addition, we believe our FTEs per aircraft were the lowest in Brazil as of December 31, 2024. We have built a strong brand by offering what we believe is a superior travel experience, based on a culture of customer service provided by a highly-motivated and well-trained team of Crewmembers. Our service features include advance seat assignment, leather seats, individual entertainment screens with free live television at every seat in all our Embraer jets and most of our A320neos, extensive legroom with a pitch of 30 inches or more, complimentary beverage and snack services, and free bus service to key airports we serve. In addition, we offer Wi-Fi service in some of our A320neo, A321neo, E2 fleet and are currently installing it in additional aircraft. As a result of our strong focus on customer service, our NPS (Net Promoter Score) average in 2024 totaled 42.7. In 2020, Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards. We were also recognized as the 6th most on time airline in 2024 and the 2nd in 2023, with on time rates of 82.4% and 85.7%, respectively, according to Cirium.
We continue to invest in and expand our loyalty program Azul Fidelidade, which had more than 18 million members as of December 31, 2024. Azul Fidelidade has been the fastest growing loyalty program in terms of members in Brazil for the past nine years compared to Smiles and LATAM Pass, the loyalty programs of Gol and LATAM respectively, according to publicly available information of such competitors, including disclosure filed with or furnished to the SEC and information available on their respective websites. In the fourth quarter of 2020, we launched the Azul Itaucard Infinite, the best positioned co-branded credit card in the Itaucard portfolio and also elected the “Best credit card from Brazilian airlines” by Melhores Destinos. Given our network strength and the expected growth of passenger air travel, credit card penetration and usage and customer loyalty in Brazil, we believe that Azul Fidelidade is a key strategic asset for us.
In the year ended December 31, 2024, we generated net revenue of R$19.5 billion and a loss for the year of R$9.2 billion.
Strengths and Opportunities
Our Competitive Strengths
We believe the following business strengths allow us to compete successfully:
Largest Network in Brazil
We have the largest network in Brazil in terms of departures and cities served, with around 980 daily departures to 160 destinations, creating an unparalleled network of more than 400 non-stop routes as of December 31, 2024, according to ANAC. We believe our connectivity at large hubs allows us to consolidate traffic, serving larger and medium-sized markets as well as smaller cities that do not generate sufficient demand for point-to-point service. We believe that our extensive network coverage allows us to connect more passengers than our competitors, who serve significantly fewer destinations. As of December 31, 2024, we served 160 destinations in Brazil, compared to 60 for Gol and 52 for LATAM. In addition, we were market leader in 85% of our routes as of December 31, 2024. By comparison, as of December 31, 2024, Gol and LATAM were leading carriers in 7 and 18 cities in Brazil, respectively. In addition, the routes in which we hold a leadership position represent approximately 86% of our total ASKs.

56	Azul S.A.

Our Optimized Fleet Enables us to Efficiently Serve our Target Markets
Our fleet strategy is based on optimizing the type of aircraft for the different markets we serve. Our diversified fleet of ATR, E-Jets and Airbus aircraft enables us to serve markets that we believe our main competitors, who only fly mainly a larger narrow-body aircraft, cannot serve profitably. We believe our current fleet of aircraft allows us to match capacity to demand, achieve high load factors, provide greater convenience and frequency, and serve low and medium density routes and markets in Brazil that are not served by our main competitors. Our domestic fleet consists of Embraer E-Jets which seat up to 136 passengers, fuel-efficient ATR aircraft which seat 70 passengers, next-generation Airbus A320neos which seat 174 passengers and Cessna Caravan which seat 9 passengers, while all the narrow-body aircraft used by Gol and LATAM in Brazil have between 138 and 220 seats. We also operate Airbus A330s to serve international markets, E-Jets converted to dedicated freighters and Boeing 737 freighter aircraft to support our cargo business.
Our fleet plan focuses on maintaining a trip cost advantage relative to our main competitors while also providing us with flexibility for growth into new markets both domestically and internationally. Based on our current firm orders, we expect to continuously transform our fleet adding next-generation E2 aircraft and A320neo aircraft mainly for domestic market and improving our international fleet with A330neo aircraft replacing older generation aircraft. These new generation aircraft are more fuel-efficient than older generation aircraft, and therefore we expect that our fleet plan will allow us to maintain market-leading trip costs and to reduce our CASK, both in absolute terms and relative to our main competitors.
PRASK
We utilize a proprietary yield management system that is key to our strategy of optimizing yield through dynamic fare segmentation and demand stimulation. We target both business travelers, to whom we offer convenient flight options, and cost-conscious leisure travelers, to whom we offer low fares to stimulate air travel and to encourage advanced purchases. This segmentation model has enabled us to achieve a PRASK of R$ 39.15 centavos in the year ended December 31, 2024, and R$ 39.46 in December 31, 2023. We believe our superior network and product offering allows us to attract high-yield and frequent business travelers.
According to ABRACORP, in 2024, we held a 31.5% share in terms of Brazilian revenue share.
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
As a result, we achieved a cost per flight lower than our main competitors, according to companies files. On December 31, 2024, our average cost per flight of our fleet was R$49,734.

Azul S.A.	57

We have a scalable operating platform that features advanced technology such as ticketless reservations, an Oracle financial system, a mobile app, and electronic check-in kiosks at our main destination airports. We believe that our scalable platform provides superior reliability and safety and will generate economies of scale as we continue to expand.
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
As part of the TAP’s privatization process in 2016, a consortium of private investors (including our principal shareholder) acquired a stake in TAP, and we invested €90 million in exchange for TAP Bonds issued by the TAP Bonds Issuer convertible into 41.25% economic interest in TAP.
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
As a result of our existing codeshare agreements with United and TAP, our customers have access to more than 400 additional destinations worldwide. In addition, we believe that our strategic partnerships with these airlines provide our Azul Fidelidade members with a broad range of attractive redemption options.
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
Our service features include advance seat assignment, leather seats, individual entertainment screens with free live television at every seat in all our jets, extensive legroom with a pitch of 30 inches or more, complimentary beverage and snack service, free bus service to key airports we serve (including between the city of São Paulo and Viracopos airport) and a fleet younger than that of our competitors. We also offer Wi-Fi services in most of our A320 neo and E2 fleet.
We focus on meeting our customers’ needs and in 2024 Azul was elected the sixth most on-time airline in the world, according to Cirium. We were the first Brazilian airline to achieve this recognition in 2022, awarded by Cirium, the world's leading reference for operational data in the airline industry. An airline is considered punctual when its flights land up to 14 minutes after the planned arrival time, and Azul has been recognized for meeting this goal in most of its almost 1,000 daily flights. We are very proud to show the world the excellence of Brazilian work.

58	Azul S.A.

Well-Recognized Brand
We believe we have been successful in building a strong brand by using innovative marketing and advertising techniques with low expenditures that focus on social networking tools to generate word-of-mouth recognition of our high-quality service. As a result of our strong focus on customer service, surveys that we have conducted indicate that, as of December 31, 2024, 64% of our customers would recommend or strongly recommend Azul to a friend or relative. In addition, we use the NPS (Net Promoter Score) metric to measure customer satisfaction and in 2024, our average score totaled 42.7. The strength of our brand has been recognized in a number of awards:
•Winner in “Latin America High Yield Corporate Bond Deal of the Year” by Global Capital Latin America Bond Awards
•Named “#1 in Most Significant Brazilian Brands” and “#16 in Most Valuable Brazilian Brands” of the Year raking by Kantar Brandz Report 2024
•Winner in “Best International Team” for the second consecutive year – Paul Cousin Award Trophy in Aerospace Maintenance Competition (AMC)
•AzulTec ranked “#12 Overall Among All Competitors,” including American teams in Aerospace Maintenance Competition (AMC)
•Named “Leading Company in Sustainability” and “Leading Company in Investor Relations” by ALAS20 Brazil 2024
•Named “Best National Airline” by Estadão Melhores Serviços
•Named “Most On-time Airline” by Aviação + Brasil
•Winner in "Leadership in the Airline Market" by ATW Airline Industry Achievement Awards
•Named “Best Legal Department” by Finance & Law Summit and Awards 2024
•Named “Excellence in Customer Service” by ConsumidorModerno Awards 2024
•Alex Malfitani voted among “Most Admired Finance Executives” by Analise Editorial Awards 2024
•Jason Ward voted “Smart Professional” by Smart Customer Awards 2024
•Named “Most Sustainable Airline in Brazil” by SustentArProgram (by ANAC)
•Named “Best Company” in air mobility category and Azul Cargo as “Experience Certification” in Transport category by Experience Awards 2024
•Named “Best National Airline Company” for 5th time by Melhores Destinos 2024
•Ranked “#1 Airline in ‘Companies that Most Respect Consumers’” by Consumidor Moderno:
•Named “Azul Cargo as success case” by SmartKargo
•Azul Linhas Aéreas winner in “Leisure and Tourism – Airlines”, Azul Fidelidade in “Points and Advantage Club Programs,” Azul Viagens in “Leisure and Tourism – Major Operations” and, Azul Cargo in “Logistics and Transportation – Major Operations” by Reclame Aqui Awards 2024
•“World’s First Airline to Have Long-term Goals Approved” by Science Based Targets Initiative (SBTi) + UN Global Compact
•Named “The World’s Best Brands of 2024” and “Best National Airline Company” in Hospitality & Travel category by Time Magazine
•2024 Sustainability Report received “Honorable Mention” in Innovation, strategy and investment category by ABRASCA
•Named “The most sustainable airline in Brazil” with the Gold Seal of the Brazilian GHG Protocol Program by FGV

Azul S.A.	59

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
•Ranked among 100 most responsibility companies in ESG ranking by MERCO (Corporate Reputation Business Monitor);
•Named “Best Airline in South America” in 2022 by APEX (Airline Passenger Experience Association);
•Named “Best in Customer Centric Culture” in 2022 by Customer Centricity World Series Awards;
In addition, as a result of our strong brand awareness and focus on customer service, our Azul Fidelidade loyalty program had more than 18 million members as of December 31, 2024 and has been recognized with the following awards:
•Winner in “Points and Advantage Club Programs” category by Reclame Aqui Awards 2024
•Named “Best National Loyalty Program” for 5th time by Melhores Destinos 2024
•Named “Best Fidelity Program” with “Tarifa Congelada” project by International Loyalty Awards
•Named “Best Loyalty Program in Brazil” from 2016 to 2020 by Melhores Destinos;
•Named “The Loyalty Program with the Best Fares in Brazil in 2016-2017” by Melhores Destinos; and
•Recognized as having “The Most Innovative Co-Branded Credit Card” at the 2015 Loyalty Awards Event presented by Flight Global, a renowned website recognized by the global aviation community as a reliable source of news, data and expertise relating to the aviation and aerospace industries.

60	Azul S.A.

Experienced Management Team
We believe we benefit from our knowledgeable and experienced management team. Our senior management, which has senior airline experience both in Brazil and in the United States, includes:
•our Chairman and Founder David Gary Neeleman, a dual Brazilian and U.S. citizen, who has founded five airlines in three different countries, including JetBlue Airways and Breeze;
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
•our Chief Financial Officer and Investor Relations Officer, Alexandre Wagner Malfitani, who previously served as the Head of our Azul Fidelidade loyalty program, and our Director of Finance and Treasurer. Before joining Azul, Mr. Malfitani held the position of Managing Director of Treasury at United Airlines, having also worked in the finance industry, including as a fund manager at Deutsche Bank and as a trader at Credit Agricole Indosuez;
•our Chief Revenue Officer, Abhi Manoj Shah, who has nearly 20 years of experience in the aviation industry and has previously held executive positions at JetBlue Airways and Boeing. He was responsible for developing our yield management, network planning and revenue structure. Mr. Shah also serves as President of our main operating subsidiary – ALAB, since October 2022; and
•our Chief Technical Officer, Antônio Flávio Torres Martins Costa, who has been part of the Azul founding team since inception and has nearly half a century of experience in the airline industry, having served as Chief Technical and Operations Officer at Pluna S.A. and OceanAir, and as Chief Technical Officer at Varig;
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
Principal Strategies
Adding Larger, More Fuel Efficient, Next-Generation Aircraft to our Fleet
We intend to continue adding next-generation, more fuel-efficient aircraft to our fleet replacing older generation aircraft. In addition to providing us with leading low seat costs, these aircraft have more seats contributing to an increase in revenue generated from connecting traffic, our loyalty business, our cargo business, and our travel package business. Based on our current firm orders, we expect to continuously transform our fleet adding next-generation E2 aircraft and A320neo aircraft mainly for our domestic routes and improving our international fleet with A330neo aircraft replacing older generation aircraft.

Azul S.A.	61

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
On existing routes that we believe present additional demand, we intend to increase the number of daily flights with our E-Jets to achieve or further increase schedule superiority over our competitors. For example, we increased our daily departures on the Campinas—Rio de Janeiro route from 11 to 13 between December 2019 and December 2024, and our daily departures on the Campinas—Belo Horizonte route from 7 to 8 between December 2019 and December 2024. By providing this additional convenience to our customers, we aim to continue stimulating demand for our products and services. We also intend to continue operating the A320neos mostly in high density, longer-haul leisure markets.
We plan to focus our international growth on connecting our strong presence in Brazil via our hub in Campinas, Belo Horizonte and Recife and our current long-haul international destinations Fort Lauderdale, Orlando, Lisbon and Paris. We believe we are especially suited to stimulate additional demand for travel to key long-haul international destinations, which can be served by our Airbus A330s, by taking advantage of our focused domestic route structure, both in terms of passengers and overall connectivity throughout Brazil. We continue to leverage our position as the largest airline in Viracopos airport by offering international flights as well as connecting passengers throughout Brazil. Additionally, our codeshare flights with United and TAP enables us to connect our main hubs with United’s destinations in the U.S. and TAP’s destinations in Europe.

62	Azul S.A.

Continue to Unlock Value from our Azul Fidelidade Loyalty Program
As a result of the growth of our network, we believe there is an opportunity to further unlock value from our Azul Fidelidade loyalty program. With more than 18 million members as of December 31, 2024, Azul Fidelidade has been the fastest growing loyalty program among the three largest programs in Brazil for the past nine years, according to publicly available information of such competitors, including disclosure filed with or furnished to the SEC and information available on their respective websites. Azul Fidelidade sells loyalty points to business partners as well as directly to program members. Our current business partners include financial institutions such as Itaú, Santander, Livelo (Banco do Brasil’s and Bradesco’s loyalty joint venture), Inter and Caixa, retailers (includingVia Varejo, Magazine Luiza, Portal das Malas and Satelital Brazil), and travel partners (including Accor, RentCars, Hertz, and Booking.com).
In September 2014, we launched an Azul-branded credit card in partnership with Banco Itaucard S.A.
In addition, in December 2015, we launched Clube Azul Fidelidade, an innovative, subscription-based product through which members pay a fixed recurring amount per month in exchange for Azul Fidelidade points, access to promotions and other benefits. We also offer members the ability to buy points to complete the amount required for a reward, or pay a fee to renew expired points or transfer points to a different member’s account. We believe that our international flights and strategic partnerships with international carriers, including United and TAP, provide our Azul Fidelidade members with a broad range of attractive redemption options.
In October 2020, we also launched an Azul co-branded credit card, the Azul Itaucard Visa Infinite, which is the best positioned card in Itaú portfolio and offers the best benefit of any airline credit card in Brazil.
We offer last-seat availability to Azul Fidelidade members and have significant flexibility to price redemptions in a way that is competitive with other loyalty programs, thus helping to maximize Azul Fidelidade’s attractiveness. We actively manage the price of our redemptions, offering very competitive fares in points when seat availability is high and optimizing margin in peak, high-demand flights. We have also developed an exclusive, proprietary pricing system, which provides ample flexibility to price redemptions within a given flight. This allows us to sell seats using several combinations of points and money. It also allows us to customize pricing using a number of different factors, such as a member’s elite tier, membership in Clube Azul Fidelidade. We are confident that this proprietary system offers more flexibility than those of our main competitors, therefore allowing us to create promotions, stimulate cross-sell of other Azul Fidelidade products, and more accurately price redemptions to maximize profitability.
In an effort to maximize the value creation potential of Azul Fidelidade, we have been managing the program through a dedicated team since mid-2015. On a standalone basis, Azul Fidelidade’s gross billings ex-airline totaled R$ 3,426.6 million in the year ended in December 31, 2024. Given the number of exclusive destinations we operate, our network strength, and the expected growth of passenger air travel, credit card penetration and usage and member loyalty in Brazil, we believe that Azul Fidelidade is a strategic business for us. As Azul Fidelidade is our wholly-owned subsidiary, all of the cash flows generated by this high-growth, high-margin business accrue to our shareholders in a tax-efficient manner. We plan to continue investing in Azul Fidelidade’s expansion and evaluating opportunities to unlock value for this strategic asset.
Continue to Increase Ancillary, Cargo and Other Revenue
We intend to continue growing our ancillary, cargo and other revenue, by both leveraging our existing products and introducing new ones. We intend to focus on deriving further value from our existing ancillary and other revenue streams, which represented R$118.85 per passenger as of December 31, 2024 and included revenue from bag fees, upgrades, other passenger related fees, cargo services, sales of advertising space in our various customer-facing formats, and commissions on travel insurance sales. As a result of the introduction of larger next-generation aircraft to our fleet, we expect to have more seat availability for our Azul Fidelidade loyalty program and our Azul Viagens travel package business as well as additional cargo capacity.

Azul S.A.	63

Other revenue streams are expected to be mostly driven by our logistics solutions business, Azul Cargo. In 2024, Azul Cargo net revenues maintained the same level as of 2023, reaching R$1.1 billion, due to the business growth in the fourth quarter, expanding our diversified customer base with retailers, manufacturers, and e-commerce operators in Brazil. We ended 2024 with a 27.6% share of cargo volume transported in Brazil, resulting from our unique network and the capillarity support it provides to our cargo business. In addition, we intend to continue growing our ancillary services and other revenue streams, including Azul Viagens, our travel package business.
Continue to Establish and Extend Strategic Partnerships
As of December 31, 2024, we had codeshare agreements with United, TAP, JetBlue, Turkish Airlines, Ethiopian Airlines, Emirates, Air Canada, Copa Airlines, Alitalia, Avianca Colombia, Air Europa, Silver and Gol as well as 31 interline agreements with a number of other international airlines, allowing us to handle passengers traveling on itineraries that require multiple flights on multiple airlines, thereby widening our network. As part of our plans to expand globally, we have established strategic partnerships with United and TAP. We view these and possible future relationships with other airlines as strategic ways of allowing us to expand our network with connectivity throughout the United States, Europe and Asia without having to commit the full resources on our own. We believe that our existing and future customer base are increasingly taking advantage of the ability to fly internationally, and we aim to be able to offer our Brazilian customers a seamless ability to do so, whether by purchasing tickets on partner airlines on our website or through connected and complimentary schedules facilitating onward travel outside of Brazil. In addition to facilitating a more global network for us through these partnerships, we are exploring a variety of cooperative arrangements, including additional interline agreements, code-sharing, access to partner airlines’ frequent flyer programs and possible cobranding efforts. We also see opportunities to leverage these relationships to facilitate greater operating efficiencies by utilizing partner expertise in maintenance, cargo transport and even possible pilot and crew training and redeployment, as well as redeployment of redundant or unneeded aircraft. We are exploring joint ventures and other arrangements with our partners to determine the most effective and beneficial ways to leverage these relationships for all parties.
We view our partnerships as critical to our global connectivity but also as a way to addressing macroeconomic pressures in Brazil. By working with our partners, we believe we have and can continue to adapt to changing economic conditions and do so swiftly in areas involving our fleet, crews and operating expenses. We expect to continue evaluating strategic partnership opportunities, including investments and acquisitions, that allow us to improve our network, offer more attractive benefits to our Azul Fidelidade members, enhance our brand and build loyalty and revenue.
Description of Our Products and Services
Our principal product is the scheduled air transportation of customers, which generates passenger ticket and non-ticket revenue. In addition, we generate revenue through our wholly-owned Azul Fidelidade loyalty program, our cargo transportation operations, and our travel and tourism operations.
Scheduled Air Transportation
We target business travelers by offering convenient and frequent service to numerous destinations, 84 of which we served exclusively as of December 31, 2024. We also target leisure travelers with our extensive route network and our segmented pricing model, offering low fares for advance purchases. In connection with our scheduled air transportation services, we generate passenger ticket revenue and other revenue, such as passenger related ancillary revenue, cargo revenue through our Azul Cargo business, and the sale of travel packages, through our Azul Viagens business.

64	Azul S.A.

Passenger Revenue
We believe our extensive network and our range of product offerings allow us to attract high-yield business travelers, who we believe make up the largest component of our ticket revenue and customers. According to ABRACORP, we held a 31.5% share in terms of Brazilian business-focused travel agency revenue and our average business-focused travel agency ticket price was the highest compared to our main competitors in the year ended December 31, 2024. We attribute this to our network connectivity, which provides business passengers with several connection options allowing them to more easily and conveniently reach their destinations, as well as to the fact that we are the only player in certain markets that are attractive to business travelers. Leisure travelers, by contrast, are typically more price sensitive than business travelers, but tend to be more flexible regarding flight schedules.
Passenger revenue also includes revenue derived from the sale of Azul Fidelidade points to third parties. For more information, see “Item 4.B. Business Overview—Azul Fidelidade Loyalty Program.”
In the year ended December 31, 2024, passenger revenue was R$ 18,123.1 million, representing 92.8% of our net revenue. Ancillary items such as bags, upgrades, itinerary changes and other air travel-related fees are recognized in passenger revenue.
In addition to generating passenger revenue derived from the sale of tickets and Azul Fidelidade points, we generate ancillary revenue by selling travel insurance and by charging fees for certain services, such as checked baggage fees, cancellation fees, change fees, no-show fees, call center booking fees, online booking fees. We also offer upgrades to our premium “Espaço Azul” seats that feature additional legroom in our domestic flights and to our “Economy Xtra,” “SkySofas” and business class seats available on our international flights serviced with Airbus A330 aircraft. Our “Economy Xtra” cabin has an additional three inches of legroom in a 2-4-2 configuration and our “SkySofas” are an innovative feature consisting of four economy seats with a footrest that can be raised to create a flat, sofa-like, flexible space for families to sleep together more comfortably.
Other Revenue
Other revenue streams are expected to be mostly driven by our logistics solutions business, Azul Cargo. In 2024, Azul Cargo net revenues maintained the same level as of 2023, reaching R$1.1 billion, due to the business growth in the fourth quarter, expanding our diversified customer base with retailers, manufacturers, and e-commerce operators in Brazil. We ended 2024 with a 27.6% share of cargo volume transported in Brazil.
We replaced two 737-400 freighter aircraft to Airbus A321 freighter and we have 5 E-Jets dedicated cargo freighter. We offer cargo transportation services to over 5,000 cities and communities, more than 2,000 of which we can deliver to in 48 hours, and we have around 350 cargo stores across Brazil that offer our cargo transportation services. We transport cargo by air and hire independent third parties to transport and deliver cargo to its final destination by ground transportation. While we are liable to our customers for proper cargo delivery, our agreements with such independent third parties provide for our right of recourse against them if any losses occur during the ground transportation.
We also derive revenue streams from our travel and tourism operations, Azul Viagens, which combine airfare, ground transportation and lodging options. The travel packages we offer are either pre-built or flexible and customized and can be purchased through our website or, as of December 31, 2024, at one of the 3,727 travel agencies that offer our travel products or at one of our more than 150 free-standing stores.
Other revenue was R$1.4 billion in 2024, representing 7.2% of our net revenue, respectively. Non-passenger related items including cargo, travel packages, and revenue from aircraft subleases are recognized under other revenue.

Azul S.A.	65

Route Network
We offer flights to every region in Brazil and to select international destinations. The map below shows the destinations and routes we currently serve.
As of December 31, 2024, we served 160 destinations, including 134 cities across every region in Brazil, the largest number of destinations offered by a Brazilian airline and our flights represented 37% of the total domestic departures in the country, according to ANAC. Our main hub is in Campinas at Viracopos airport, approximately 100 kilometers (62 miles) from the city of São Paulo. From Viracopos airport, we provided non-stop service to 76 Brazilian cities accounting for 98% of that airport’s 144 daily domestic departures as of December 31, 2024.
The increase in flights from Campinas, our main hub, illustrates the success of our demand stimulation model. Throughout Brazil, our Campinas hub offers superior connectivity for passenger connections, with the highest number of nonstop services of any airport in the country, for the year ended December 31, 2024. As a result of our focus on underserved markets, we have been able to establish a successful platform that has seen a significant increase in demand at Viracopos airport over the last 15 years.
Our second largest hub is located at Belo Horizonte’s main airport, where we served 54 domestic destinations and had a 73% share of that airport’s 141 daily departures as of December 31, 2024. This hub serves Belo Horizonte, which is the capital city of Minas Gerais, the third wealthiest state in Brazil according to IBGE.

66	Azul S.A.

We also built a hub in Recife, which serves 34 non-stop destinations. We had a 71.1% share of Recife’s airport’s 105 daily domestic departures as of December 31, 2024. Recife is one of the largest cities in the Northeast of Brazil, and this hub allows us to increase flight connectivity within the Northeast region to other parts of Brazil.
Our diversified network allows us to connect not only our main hubs but also strategic airports throughout Brazil located in, among other places, São Paulo (Guarulhos and Congonhas airports), Rio de Janeiro (Santos Dumont and Galeão airports), Porto Alegre, Cuiabá, Belém and Manaus.
Domestic Routes
The table below shows the number of non-stop domestic destinations offered by us and by our competitors at select airports as of December 31, 2024:
Non-stop Domestic Destinations by Airport (December 31, 2024)

Airport	Azul	Gol	Latam	Azul Ranking

Campinas	69	3	0	1[o]
Belo Horizonte	61	12	6	1[o]
Recife	40	6	5	1[o]
Rio de Janeiro (SDU+GIG)	13	30	21	3[o]
Cuiabá	20	5	5	1[o]
Porto Alegre	19	6	5	1[o]
Curitiba	16	2	3	1[o]
São Paulo (CGH)	18	39	28	3[o]
São Paulo (GRU)	10	42	48	3[o]
Belém	21	5	5	1[o]

Source: ANAC and Azul
The table below shows our top ten cities served by average number of departures per day as of December 31, 2024.

Airport	Azul Average Number of Departures per Day	Azul Leadership Position (departures)

Campinas	155	1
Belo Horizonte (Confins)	117	1
Recife	77	1
Rio de Janeiro (Santos Dumont+GIG)	45	3
Curitiba	35	1
Porto Alegre	22	1
Cuiabá	19	1
São Paulo (Guarulhos)	27	3
São Paulo (Congonhas)	45	3
Belém	29	1

Source: Azul
Our focus on providing a large route network with convenient service has enabled us to become the market leader in 134 cities and 88% of our routes in terms of departures, being the only operating airline in 94 cities and the leader on 85% of our routes as of December 31, 2024. By comparison, as of December 31, 2024, Gol and LATAM were leading carriers in 7 and 18 cities in Brazil, respectively. In addition, the routes in which we hold a leadership position represent approximately 86% of our total ASKs and 84% of our total passenger revenue.

Azul S.A.	67

The table below shows the number of cities we serve and the number of cities in which we are a market leader in terms of departures by cities served in comparison with Gol and LATAM, as of December 31, 2024.

Azul Route Position (Domestic, Dec 2024)	Domestic Cities Served	Cities where #1*	Number of Daily Departures

Azul	160	135	829
Gol	65	7	557
Latam	59	19	658

Source: ANAC and Azul
* Considers leadership in terms of number of departures
Our extensive network coverage allows us to offer more itineraries and connections than our competitors, which serve a lower number of destinations.
We believe our optimized fleet is uniquely tailored to the Brazilian market and to our growth strategy, allowing us to serve cities with different demographics ranging from large capitals to smaller cities throughout Brazil. For more information on our fleet, see “Item 4.B. Business Overview—Fleet.” As a result, we believe we effectively match capacity to demand by offering more convenient and frequent non-stop service than Gol and LATAM, which mainly fly larger aircraft within Brazil, and we believe are limited to serving only a subset of cities profitably due to infrastructure restrictions that do not affect certain of our aircraft. We believe we are effective in adjusting our capacity to meet demand by timing aircraft deliveries and maintenance schedules accordingly. We intend to continue to grow sustainably and profitably by further adding new domestic and international destinations, interconnecting the cities that we already serve and increasing frequency in existing markets.
International Routes
Our international expansion strategy is based on connecting our strong presence in various cities in Brazil through our hubs in Campinas, Belo Horizonte and Recife with our current long distance international destinations, including Fort-Lauderdale, Orlando, Lisbon and Paris, as well as selected destinations in South America. In addition, we serve other international destinations according to seasonal demand.
We believe our main hub in Campinas, which offers non-stop flights to 76 domestic destinations and is the largest domestic hub in South America in terms of destinations served is uniquely suited to serve our international routes due to our focused domestic route structure, both in terms of passengers and overall connectivity throughout Brazil. Once in Campinas, our international passengers are able to take advantage of our full domestic route structure to connect to every region in Brazil. In the United States, we already serve Fort Lauderdale and Orlando, Florida from Viracopos, Belo Horizonte and Recife.
To enhance our connectivity outside of Brazil, we have entered into codeshare and frequent flyer reciprocity agreements with United and TAP, as well as 13 other codeshare and 31 interline agreements with several other international carriers. For more information on our codeshare arrangements and strategic partnerships, see “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements.”
In March 2016, we established a strategic partnership with TAP, further supporting our plans to expand globally. For more information regarding our investment in TAP, see “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements—TAP.” As a result of this strategic partnership, in June 2016, we successfully launched a non-stop codeshare flight between our and TAP’s main hubs, Campinas and Lisbon, respectively. As of December 31, 2024, TAP served over 80 destinations, including over 10 destinations in Brazil, and therefore was the number one European carrier serving Brazil in terms of number of seats and flights. We believe our flight to Lisbon enhances our passenger connectivity between Brazil and Europe and allows our business and leisure passengers to take advantage of TAP’s network to access key destinations in Europe. Furthermore, we expect to continue taking advantage of our network connectivity by adding select destinations in South America to be served by our narrow-body aircraft.

68	Azul S.A.

Customer Service
We believe that a high-quality product and exceptional service significantly enhance customer loyalty and brand recognition through word-of-mouth, as satisfied customers communicate their positive experience to others. Based on this principle, we have built a strong company culture focused on customer service that serves as the foundation of a differentiated travel experience. According to surveys we have conducted, as of December 31, 2024, 64% of our customers would recommend or strongly recommend Azul to a friend or relative. In addition, we use NPS (Net Promoter Score) to measure customer satisfaction, and in 2024 our score totaled 42.7.
Our service features include advance seat assignment, leather seats, individual entertainment screens with free live television at every seat in all our jets, extensive legroom with a pitch of 30 inches or more, complimentary beverage and snack service, free bus service to key airports we serve (including between the city of São Paulo and Viracopos airport). We also offer Wi-Fi services in most of our A320 neo and E2 fleet.
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
Product Features
We endeavor to provide our passengers with a differentiated travel experience focused on convenience and comfort. To serve this goal, we offer customers the following features:
•a fleet younger than those of our main competitors, Gol and LATAM, according to 2024 data made publicly available by those companies;
•advance seat assignment;
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
On December 31, 2024, our bus transportation services between São Paulo and Viracopos airport had more than seven departures daily distributed through a single bus line leaving Congonhas airport in São Paulo, transporting an average of more than 8,000 passengers monthly.

Azul S.A.	69

On-Time Performance
Our commitment to operating an on-time airline with a high-quality customer experience, which we believe is unique among Brazilian airlines, has resulted in us been ranked among the top ten most on-time low-cost carriers in the world since 2016.
The following table sets forth certain performance-related customer service measures for the periods indicated:

	For the year ended December 31,
	2024	2023	2022

On-Time Performance(1)	82.4%	85.7%	88.9%
Completion Rate(2)	98.5%	98.6%	98.7%
Mishandled Bag Rates(3)	4.99	3.83	3.36

Source: Cirium and Azul
(1)	Percentage of our scheduled flights that were operated by us and that arrived on time (within 15 minutes).
(2)	Percentage of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).
(3)	Number of bags mishandled per 1,000 passengers.
Strategic Partnerships, Alliances and Commercial Agreements
General
As part of our plans to expand globally, we have established strategic partnerships that allow us to improve our overall network, expand our international connectivity, offer more attractive benefits to our Azul Fidelidade customers, enhance our brand and build customer loyalty and revenue. These strategic partnerships provide for expanded cooperation through commercial cooperation agreements, codeshare and interline arrangements, as well as marketing initiatives, loyalty program reciprocity or benefit sharing, enhanced service levels at airports and equity and debt investments in us by our partners, or by us in our partners.
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
We have entered into a commercial cooperation, a codeshare and frequent flyer reciprocity agreements with United and TAP and have entered into another 13 codeshare and 31 interline agreements with several other international carriers, including JetBlue, Etihad Airways, Lufthansa, Swiss and Aerolíneas Argentinas. We believe these strategic relationships allow us to increase our load factor on flights departing from Brazilian airports operated by our partners and expand our brand exposure internationally for our Brazil-based and international customers. Our codeshare agreements with United, JetBlue and TAP allow us to sell flights to the main destinations served by these carriers, contributing to the growth of our international operations and offering our passengers additional connectivity beyond Brazil. Furthermore, our relationships with other carriers allow us to expand our cargo operations by offering these services beyond the locations served by our own aircraft.
As a result of these arrangements and relationships, our customers have access to more than 400 additional destinations worldwide. We believe that our strategic relationships with our partner airlines, particularly United and TAP, provide our Azul Fidelidade members with a broad range of attractive redemption options and allow us to leverage our Azul Fidelidade program beyond our own network. We continue exploring joint ventures and other arrangements with our strategic partners to determine the most effective and beneficial ways to expand our business and increase profitability through these relationships.

70	Azul S.A.

Agreement with Gol Linhas Aereas Inteligentes
On May 23, 2024, we announced a commercial cooperation agreement with Gol Airlines. This codeshare agreement connects our flight networks in Brazil and covers all exclusive domestic routes, meaning routes operated by one of the two companies but not the other, offering customers more travel options across the country.
This agreement also includes both frequent flyer programs, Azul Fidelidade and Smiles, where members can earn points or miles on their preferred program when flying segments within the codeshare agreement.
The flights are available on both Company’s sales channels and the partnership became available to customers beginning July 2024.
Non-Binding Memorandum of Understanding with Abra
On January 15, 2025 we entered on a Non-Binding Memorandum of Understanding, which we refer to herein as the MOU, with Abra, the controlling holding of Gol, to explore the possibility of a business combination between Azul and Gol. The MOU documents the understandings between Azul and Abra about the governance of the combined entity and reinforces their interest in continuing negotiations on a proposed share exchange ratio and other conditions of the business combination.
Closing of a business combination is subject to Abra and Azul agreeing on economic terms of the business combination, the satisfactory completion of due diligence, entering into definitive agreements, obtaining corporate and regulatory approvals (including from the Brazilian antitrust authorities), satisfaction of customary closing conditions the consummation of Gol’s Chapter 11 plan of reorganization and receipt by Abra of consideration thereunder. We cannot assure that we will enter into a definitive agreement for a business combination with Gol, and if a definitive agreement is entered into, there can be no assurance that the business combination will be consummated, whether due to failure to satisfy any conditions to closing, including any antitrust, regulatory or financing conditions.
United
On June 26, 2015, we entered into an investment agreement with Calfinco, a subsidiary of United, pursuant to which it acquired Class C preferred shares representing a 5%, non-voting economic interest in us. Such Class C preferred shares were converted on a one-to-one basis into Class A preferred shares on February 3, 2017, which were then simultaneously renamed “preferred shares” and subsequently subject to a two-for-one stock split on February 23, 2017, resulting in United holding 10,843,792 preferred shares through a subsidiary. United is a party to our Shareholders’ Agreement, which provides for United’s right to elect one director, so long as they hold at least 50% of the Class C preferred shares it received on the date of its investment or preferred shares resulting from their conversion. For more information, see “Item 7.B. Related Party Transactions—Shareholders’ Agreement.” On April 27, 2018, United closed a private preferred share transaction with Hainan to acquire 16,151,524 preferred shares of our company increasing its shareholding in us to 26,995,316 preferred shares. On December 31, 2024 United had 18,632,216 preferred shares, representing 5.35% of our economic interest.
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

Azul S.A.	71

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
On July 3, 2020, TAP announced an agreement with the Portuguese government in exchange for financial support in the amount of €1.2 billion. The agreement consists of the sale of Azul's indirect stake in TAP of 6.1%, for approximately R$65 million, and elimination of the right to convert the TAP Bonds held by the Company in an aggregate principal amount of €90 million maturing in 2026, according to the terms and conditions of the transaction, which was approved by Azul shareholders at an extraordinary general meeting held on August 10, 2020. All other contractual conditions of the senior bonds were required to be maintained, including the status of senior creditor, annual interest rate of 7.5%, the right to the constitution of guarantees agreed on the respective terms and conditions, such as TAP's loyalty program. As of the date hereof, the TAP Bonds are unsecured.
TwoFlex
On February 21, 2020, our wholly-owned subsidiary ALAB and TwoFlex announced that they have entered into a certain Quota Purchase Agreement under which Azul agreed to acquire the Brazilian regional carrier TwoFlex for the total purchase price of R$123 million. TwoFlex, rebranded “Azul Conecta” is a domestic airline based in Jundiaí, Brazil, founded in 2013, and currently offers regular passenger and cargo service to more than 70 destinations in Brazil, of which only three regional destinations were previously served by Azul. Azul Conecta also holds 14 daily departure and arrival slots on the auxiliary runway of Congonhas, São Paulo’s downtown airport. Congonhas is a particularly coveted airport because of its proximity to São Paulo’s business districts and because of its status as Brazil’s most slot-constrained airport. Currently, Azul's two larger competitors, Gol and LATAM, control most of the flights in Congonhas. Azul Conecta’s fleet is composed of 24 owned Cessna Caravan aircraft, a regional turboprop with a capacity of 9 passengers. The transaction was approved without restrictions by the Administrative Council for Economic Defense (CADE) on March 27, 2020 and on May 14, 2020, Azul announced the completion of the acquisition process of TwoFlex and the purchase price payments were completed in 2022.
LILIUM
In August 2021, we announced a strategic partnership with Lilium, to build an exclusive “eVTOL” (electric vertical take-off and landing vehicles) network in Brazil. The efforts to implement operations through eVTOL, a 100% electric airplane model with zero carbon emissions, is part of our strategy to innovate and maintain a sustainable business model, aligned to our environmental and sustainability commitments and the best practices in the market. This potential commercial arrangement has a total value of up to US$1 billion and includes a fleet of 220 Lilium eVTOL aircraft with anticipated delivery to commence no earlier than the middle of 2025, subject to completion of aircraft certification activities and any required regulatory approvals. This strategic alliance and aircraft order remains subject to the parties finalizing commercial terms and definitive documentation relating thereto.
Revenue Management
Our revenue management model is focused on effective pricing and yield management, which are closely linked to our route planning, and our sales and distribution methods.

72	Azul S.A.

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
Azul Fidelidade Loyalty Program
Our wholly-owned loyalty program Azul Fidelidade, which was launched in May 2009, aims to enhance customer loyalty and brand recognition. Azul Fidelidade had more than 18 million members as of December 31, 2024 and has been the fastest-growing loyalty program in terms of members among the three largest programs in Brazil for the past nine years according to information publicly available on the websites of Smiles and LATAM Pass, the loyalty programs of Gol and LATAM, respectively. Azul Fidelidade members earn at least one point and up to four points per each real spent in tickets on Azul.
Redemptions of points for one-way tickets start at 3,000 points and go up for more expensive flights. Azul Fidelidade also offers a points plus cash option, in which tickets can be purchased using a combination of cash and Azul Fidelidade points. Periodically, as a promotional tool, we may offer awards for fewer than 3,000 points. We believe that with a system that awards at least as many points as Brazilian reais spent, customers perceive they are also receiving a higher reward for their purchases. At the same time, we believe that the variable amount of points required to redeem awards gives us flexibility in exercising discretion over the costs we incur in relation to these redemptions.
We offer last-seat availability to Azul Fidelidade members and have significant flexibility to price redemptions in a way that is competitive with other loyalty programs, thus helping to maximize Azul Fidelidade’s attractiveness. We actively manage the price of our redemptions, offering very competitive fares in points when seat availability is high and optimizing margins in peak, high-demand flights. We have also developed an exclusive, proprietary pricing system, which provides ample flexibility to price redemptions within a given flight. This allows us to sell seats using several combinations of points and money. It also allows us to customize pricing using a number of different factors, such as a member’s elite tier, membership in Clube Azul Fidelidade. We are confident that this proprietary system offers more flexibility than those of our main competitors, therefore allowing us to create promotions, stimulate cross-sell of other Azul Fidelidade products, and more accurately price redemptions to maximize profitability.

Azul S.A.	73

Most Azul Fidelidade points expire two years after issuance. Frequent flyers achieve “Azul Fidelidade Topázio” (Topaz) status when they accumulate 6,000 qualifying points, “Azul Fidelidade Safira” (Sapphire) status once they accumulate 10,000 qualifying points and “Azul Fidelidade Diamante” (Diamond) status once they accumulate 12,000 qualifying points and 12 segments during a given calendar year. Topázio, Safira or Diamante status is valid during the rest of the year of qualification and the entire following year, and provides the following benefits, among others: bonus points, check-in privileges at major airports like Viracopos, Santos Dumont, Confins, Brasília and others, priority boarding, higher baggage allowances, and dedicated telephone and e-mail services.
Since the program’s inception, Azul Fidelidade members have generally demonstrated a willingness to pay higher average fares than those paid by non-members. We believe this is in part because of high customer satisfaction, increased passenger loyalty and because many of our business travelers, who frequently purchase more expensive, last-minute tickets, are typically also Azul Fidelidade members.
Our current Azul Fidelidade business partners, which offer Azul Fidelidade members options to accrue and redeem points, include financial institutions such as Itaú, Santander, Livelo (Banco do Brasil’s and Bradesco’s loyalty joint venture), Inter and Caixa, retailers (Via Varejo, Magazine Luiza, Portal das Malas and Satelital Brazil), and travel partners (including Accor, RentCars, Hertz and Booking.com).
In September 2014, we also launched an Azul-branded credit card in partnership with Banco Itaucard S.A. In addition, in December 2015, we launched Clube Azul Fidelidade, an innovative subscription-based product through which members pay a fixed recurring amount per month in exchange for Azul Fidelidade points, access to promotions and other benefits. We also offer members the ability to buy points to complete the amount required for a reward, or pay a fee to renew expired points or transfer points to a different member’s account. Finally, we believe that our international flights and loyalty program partnerships with international carriers, including United, TAP, Emirates and Copa provide our Azul Fidelidade members with a broad range of attractive redemption options.
To maximize the value creation potential of Azul Fidelidade, we have been managing the program through a separate, dedicated team since mid-2015. On a standalone basis, Azul Fidelidade’s gross billings excluding the airline totaled R$3,427 million for the year ended December 31, 2024, R$2,692 million for the year ended December 31, 2023 and R$2,300 million for the year ended December 31, 2022. We believe Azul Fidelidade has significant growth potential.
Given the number of exclusive destinations we operate, our network strength, the expected growth of passenger air travel, credit card penetration and usage and member loyalty in Brazil, we believe that Azul Fidelidade is a key strategic asset for us. We plan to continue investing in Azul Fidelidade’s expansion and evaluating opportunities to unlock value for this strategic asset.
A sample of the key operating statistics demonstrating Azul Fidelidade’s growth are set forth below:

	2024	2023	2022

Gross billings ex-airline (in millions of reais)	3,427	2,692	2,300
Total members (in millions)	18.2	16.6	15.0
Total partners	102	103	71

74	Azul S.A.

Marketing
We strive to achieve the highest marketing impact at the lowest cost through efficient and effective marketing and advertising strategies. Our marketing and advertising strategies are consistent with our low-cost operating model. We believe we have been successful in building a strong brand by focusing on innovative marketing and advertising techniques rather than traditional marketing tools, such as print ads. Our marketing and advertising techniques focus on social networking tools (Google Search, Facebook, Twitter, and YouTube), email, websites, mobile marketing, and generating word-of-mouth recognition of our service, including through our Azul Fidelidade loyalty program and our visibly branded bus service between São Paulo and Viracopos airport. Our marketing and advertising strategies also involve sales and promotion campaigns with our travel partners.
In addition, we increase our visibility and brand recognition by featuring Azul advertisements on the individual entertainment screens at every seat in all of our E-Jets and Airbus fleet, which feature free live television on domestic flights, and by offering our onboard customers our Azul Magazine (which is also a source of revenue, mainly from paid advertisements), snacks branded with our logo, Coca-Cola soft drinks and seasonal free premium beer happy hours. We also build our brand by offering our business travelers with our VIP lounge in Viracopos airport. Additionally, we engage in marketing by maintaining planes in our livery painted with recognizable symbols, like the Brazilian flag, and symbols supporting important social causes, like breast cancer awareness, a social cause that we have supported through our corporate social responsibility platform since our foundation. We also place logos of key partners on our planes to generate additional revenue, such as Sky TV and Coca-Cola, and feature high visibility partnerships, such as “The World’s Most Magical Fleet,” with Walt Disney World Resort. Furthermore, we create buzz marketing moments (which consist of marketing activities conducted in public places, such as the airports and the aircraft that we operate) to enhance our brand recognition and provide promotions directed at our customers.
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
Fleet
As of December 31, 2024, Azul had a passenger operating fleet of 181 aircraft and a passenger contractual fleet of 185 aircraft, with an average aircraft age of 7.2 years excluding Cessna aircraft.
Our operating fleet excluding Cessna Caravan aircraft has an average age of 7.2 years, which is significantly younger than the average of our main competitor. We believe operating a young fleet leads to better reliability, greater fuel efficiency and lower maintenance costs. Our Embraer E-Jets seat up to 118 customers, our next-generation Airbus A320neos accommodate 174 passengers and our fuel-efficient ATR aircraft seat 70 customers, while the aircraft used by our two principal competitors in Brazil have between 144 and 220 seats. As of December 31, 2024, the average trip cost of our fleet was R$49,734.

Azul S.A.	75

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

Total Contractual Fleet	Number of seats	As of December 31,
		2024	2023	2022	2021	2020	2019	2018

Embraer aircraft
E-190/195	106-118	45	47	55	57	67	70	72
E-195-E2	136	32	20	14	9	9	4	—
ATR aircraft
ATR 72	68-70	40	44	44	42	39	33	33
Airbus aircraft
Airbus narrowbody	174-214	59	55	52	49	45	41	20
Airbus widebody	242-298	13	12	16	14	13	10	7
Cessna Caravan	9	27	27	27	17	17	—	—
Boeing 737 (Freighter)	—	2	2	2	2	2	2	—
Total Contractual Fleet		218	207	210	190	192	160	132

Total Operating Fleet	Number of seats	As of December 31,
		2024	2023	2022	2021	2020	2019	2018

Embraer aircraft
E-190/195	106-118	30	42	43	47	53	55	63
E-195-E2	136	28	20	14	9	7	4	—
ATR aircraft
ATR 72	68-70	32	39	40	33	33	33	33
Airbus aircraft
Airbus narrowbody	174-214	58	55	52	47	45	38	20
Airbus widebody	242-298	12	11	12	11	11	10	7
Cessna Caravan	9	23	24	19	17	17	—	—
Boeing 737 (Freighter)	—	2	—	2	2	2	2	2
Total Operating Fleet		185	191	182	166	168	142	125
As of December 31, 2024, 38 aircraft of our fleet were owned or debt-financed and 182 were financed under leases. Our owned aircraft and debt-financed aircraft were financed through credit facilities with different creditors, almost all of which was denominated in U.S. dollars as of December 31, 2024.
Based on our current firm orders, we have contractually assumed the commitment to acquire 110 aircraft, 94 directly from manufactures and 16 from lessors.

76	Azul S.A.

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
The new generation of Embraer E-Jets (the “E2s”) have 18 additional seats, accommodating up to 136 passengers, and offering 26% lower cost per seat and 14% lower trip cost compared to the E1s.
ATR
We are one of the largest ATR operators in the world and ATR is the world’s largest manufacturer of 50-to-70-seat turboprop aircraft. ATR turboprop aircraft provide significantly lower operating costs than jets, with fuel consumption averaging approximately 45% per trip less than a comparably sized jet. The ATR 72-600 is the newest member of the ATR family known for its high efficiency, dispatch reliability and low fuel burn. It features a new glass cockpit, communications and flight management system. Like Embraer E-Jets, ATR aircraft have a two-by-two layout with no middle seats, and our aircraft are configured to offer 30 inches of legroom, which is comparable to our Embraer E-Jets. We began operating ATR aircraft in March 2011 for two strategic purposes: to serve short-haul direct routes between smaller destinations where jet aircraft would be less profitable, and to feed customer traffic from secondary markets into our main hubs. As of December 31, 2024, we had 32 ATRs in our existing network.
Airbus
As part of our strategy to maintain a young and efficient fleet, we expect to progressively add next-generation Airbus 320neo family aircraft to our fleet up to 2029. The next-generation Airbus A320neo family replaces the current A320ceo family, featuring a new engine option and other improvements such as aerodynamic refinements, large curved winglets (sharklets), weight savings, and a rearranged cabin that accommodates up to 174 passengers with larger luggage spaces, and an improved air purification system. Our A320neos are equipped with CFM International LEAP-1A engines and have approximately 15% less fuel consumption and less noise production when compared to the A320ceos, as well as an increase in range of approximately 500 nautical miles.
We began operating the Airbus A330-200 aircraft (the “A330ceo”), configured up to 272 seats, in December 2014, and currently serving Fort Lauderdale, Orlando, Lisbon and Paris with these aircraft. According to Airbus, the A330 aircraft delivers better economics than competing aircraft, meets higher environmental standards, and provides greater passenger comfort. We also have Airbus A330-900neo aircraft (the “A330neo”). This aircraft comes with 298 seats in a high-density configuration. The cabin interior is divided into 34 business class, 108 “Economy Extra,” and 156 economy seats. The A330neo has the most advanced passenger cabin today dubbed “Air Space by Airbus,” bringing together an enhanced experience for passengers and optimum performance based on comfort, ambience, service and design. Moreover, the A330neo reduces fuel consumption by 14% per seat compared to the A330ceo, making it the most cost-efficient, medium range widebody aircraft in the market.
Between 2025 and 2026, we expect to add next-generation E2 aircraft, A320neo aircraft and A330neo aircraft replacing older generation aircraft, bringing much more comfort to our customers and more efficiency in terms of fuel consumption and CO₂ emission, resulting in a reduction in the cost per seat and helping us to achieve carbon neutrality by 2045.

Azul S.A.	77

Fuel
Fuel costs are our largest operating expense. Fuel accounted for 34.6%, 34.9% and 45.2% of our total operating expenses for the years ended December 31, 2024, 2023 and 2022, respectively. Aircraft fuel prices are composed of a variable and a fixed component. The variable component is set by the refinery and reflects international price fluctuations for oil and the Brazilian real/U.S. dollar exchange rate. This variable component is re-set monthly in the Brazilian market, as opposed to daily in North America and Europe. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract.
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
The following chart summarizes our fuel consumption and our fuel costs for the periods indicated.

	For the Year Ended December 31,
	2024	2023	2022

Liters consumed (in thousands)	1,324,982	1,291,297	1,206,925
Aircraft fuel (R$ in thousands)	5,583,503	5,890,485	6,561,288
Average price per liter (R$)	4.21	4.56	5.44
Percent increase (decrease) in price per liter	(7.68)%	(16.18)%	63.52%
Percent of operating expenses	34.6%	34.9%	45.2%
Airports and Other Facilities and Properties
Airports
Currently, a significant number of Brazil’s public airports are currently managed by INFRAERO, an airport operator wholly-owned by the Brazilian government, or by private concession holders. Brazil’s airline industry has grown significantly over the past years and, as a result, some of Brazil’s airports face significant capacity constraints.

78	Azul S.A.

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
On March 19, 2020, Aeroportos Brasil applied to ANAC for the rebidding of Viracopos airport as part of its judicial recovery plan. The Brazilian government authorized the rebidding process on July 17, 2020. Deadlines for completing the licensing process and auction were extended to July 16, 2024. In April 2021, a consortium called GCA submitted a feasibility study for the new bidding process, which was approved by ANAC and sent to the Federal Court of Accounts. The process was suspended in early 2022 but resumed in December 2022. In August 2023, Aeroportos Brasil requested to end the rebidding process and retain control of the terminal. The Ministry of Ports and Airports sought a consensual solution in December 2023, which was initially accepted but later shelved in October 2024 due to lack of agreement on compensation. Negotiations resumed with a new deadline of June 2, 2025, for concluding the rebidding process. If successful, the airport operation will be transferred to a new operator; otherwise, it will return to the government.
Our second largest hub is Confins airport, the main airport in Belo Horizonte, whose concession was granted to private operators in 2013. In 2016, this concession concluded the construction of a new passenger terminal increasing Confins airport’s capacity to up to 22 million passengers per year. We are the leading carrier at Confins airport with a 74% share of its domestic departures to 61 destinations in 108 domestic daily flights as of December 31, 2024.

Azul S.A.	79

In July 2014, ANAC enacted a resolution establishing new procedures to allocate slots in airports operating at full capacity. Through such allocation, we received 26 new slots at Congonhas airport. In November 2014, we started operating 13 daily flights from Congonhas airport to some of our most profitable markets including Belo Horizonte, Porto Alegre, and Curitiba, leveraging the connectivity we have in these cities and expanding our flights available to São Paulo passengers. In August 2019 ANAC announced a temporary distribution of 41 slots in Congonhas airport previously operated by Avianca Brasil, of which 15 slots were allocated to us. As a result, we adjusted our flight schedules at Congonhas airport and since September 2019, we started operating a shuttle service between Congonhas and Rio de Janeiro and between Congonhas and Belo Horizonte ceasing to operate flights to Porto Alegre and Curitiba. In 2022, Azul achieved an important advance in its presence in Congonhas. With the new rules for slot distribution defined in Resolution No. 682/2022 and the increased capacity in Congonhas operations, Azul increased its number of slots at this airport from 26 to 84. As a result, Azul started to offer more scheduled flights from Congonhas to important destinations such as Brasília, Porto Alegre, Curitiba, Belo Horizonte, Recife and Rio de Janeiro as of March 26, 2023.
We built a hub in Recife to increase flight connectivity within the Northeast region of Brazil. Recife has the largest GDP of Brazil’s Northeast region according to IBGE and is our closest Latin American hub for non-stop flights to both Europe and the United States. Our Recife hub serves 34 destinations. We had a 71.1% share of Recife’s airport, and 105 daily domestic departures as of December 31, 2024. Our diversified network allows us to connect not only our main hubs but also strategic destinations throughout Brazil such as São Paulo (Guarulhos and Congonhas airports), Rio de Janeiro (Santos Dumont and Galeão airports), Porto Alegre, Cuiabá and Manaus.
Other Facilities and Properties
Our principal corporate offices and headquarters are located in the city of Barueri, state of São Paulo, where we lease 9,241.43 square meters under three lease agreements that expire in December of 2035. We have also entered into a lease agreement for a warehouse and office complex in Fort Lauderdale, United States.
We also lease four hangars totaling 29,560.64 square meters for our full capacity maintenance center in Belo Horizonte, with lease expirations from 2023 to 2035. We also lease a hangar in Manaus totaling 3,133.20 square meters and one in Cuiabá totaling 2,535.71 square meters for line maintenance of E-Jets and ATR with leases expiring in 2028 and an indefinite period, respectively. We also lease a hangar in Campinas totaling 92,219.86 square meters, with the lease expiring in 2042. Our pilot and cabin crew training facility, UniAzul, located at Viracopos Airport has 14,576 square meteres is under a lease that expires in 2027. UniAzul is located less than one mile from Viracopos Airport, our main hub. This facility provides training services to both our own Crewmembers, including pilots, and third parties on a commercial basis. At UniAzul, we train all of our Crewmembers, including pilots, flight attendants and maintenance technicians. As part of our extensive training program at UniAzul, we operate two E-Jet flight simulators, one ATR flight simulator and two A320 flight simulators, which are fully flight capable, a technology that we believe none of our main competitors have. We also provide training and grant access to our on-site flight simulators to third parties, including TAP, Embraer and the Brazilian Air Force. We have plans to expand the training programs offered at UniAzul through partnerships with technical schools and universities.
Competition
Domestic
Airlines in Brazil mainly compete based on routes, fares, flight frequency, capacity, airport presence and operating rights, service reliability, brand awareness, loyalty programs and customer service.
Air travel in Brazil historically has been concentrated in a limited number of hubs located in the country's largest cities.
Additionally, we believe that markets with a history of underserved demand, typically located in less populated areas of the country, cannot be profitably served by the larger aircraft in the Boeing 737 and Airbus A320 families—which make up the core fleets of our main competitors—and are better served by the smaller, lower-cost aircraft we operate, such as Embraer E-Jets and ATRs.

80	Azul S.A.

With the growth of the Brazilian airline sector, we may face increased competition from our main competitors and from charter airlines, as well as new market entrants who lower their fares to attract passengers in some of our markets.
The two largest airlines in Brazil in terms of RPK (Revenue Passenger Kilometers) are Gol and LATAM. Both Gol and LATAM operate similar hub-and-spoke networks that require passengers on many of their routes to connect through São Paulo, Rio de Janeiro, or Brasília. The main competitive factors on routes served by more than one airline include: ticket fares, total cost, flight availability, aircraft type, passenger amenities, number of destinations served from a city, customer service, punctuality, reputation and safety record, codeshare agreements and frequent flyer programs.
The table below shows the historical market shares on domestic routes based on the number of departures:

Domestic Market Share — Number of Departures	2024	2023	2022

Latam	30.5%	30.0%	28.6%
Gol	26.1%	27.4%	26.8%
Azul	37.0%	36.2%	37.8%

Source: ANAC
Due to our business model, which is based on stimulating demand in underserved markets, we believe we are less susceptible to the effects of fare competition involving our main competitors that operate out of São Paulo airports. As of December 31, 2024, 18% and 13% of our domestic network overlapped with that of Gol and LATAM, respectively. In Campinas, our main hub, only 3 out of 69 domestic destinations had direct overlap with Gol or LATAM as of December 31, 2024.
While Gol, LATAM, or any other airline may enter markets we currently serve exclusively or in which we hold a large share, we believe our comprehensive connectivity allows us to avoid competition in several markets in which we operate, especially from competitors operating larger aircraft like Gol and LATAM, since serving these markets profitably with larger aircraft is more difficult.
Before we began operations, Gol and LATAM controlled more than 90% of the Brazilian aviation market. From 2008 to 2015, the market grew significantly, partly due to (i) our entry, which stimulated demand, and (ii) organic market growth, with more people using air travel. As a result, although Gol and LATAM lost market share after our entry, the number of passengers transported by both companies increased after that time. In December 2024, we held a 29.7% share of the domestic RPK market, according to ANAC.
The table below shows the number of domestic destinations served by the main Brazilian airlines on the indicated dates:

	Number of Domestic Destinations Served For the year ended on 31 December
	2024	2023	2022
Azul	160	160	158
Gol	65	68	54
LATAM	59	53	49
In the domestic market, in addition to other airlines, we also compete with other forms of transportation, primarily interstate bus services. Due to the absence of rail transportation in Brazil, bus services have traditionally been the most economical option for long-distance travel for a large portion of the Brazilian population. We believe our low-cost business model has given us the flexibility to price fares in a way that stimulates demand for air travel among passengers who previously traveled long distances primarily by bus. In particular, we believe many of our fares are competitive with the cost of road travel on many of our routes, sometimes comparable to or even cheaper than bus fares to the same destination. Additionally, promotional fares for certain flights during specific periods or when booked in advance directly compete with interstate bus fares on those routes.

Azul S.A.	81

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
During 2024, our market share on international operations of Brazilian airlines in routes to/from Brazil based on RPKs:

International Market Share—Airline	RPK	Market Share

LATAM	30,165,405,832	70.57%
Azul	7,802,279,258	18.25%
GOL	4,770,183,757	11.16%
Other	7,316,086	0.02%
Total	42,745,184,933	100.0%

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

82	Azul S.A.

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

Azul S.A.	83

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

84	Azul S.A.

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

Azul S.A.	85

We are focused on increasing the efficiency and productivity of our Crewmembers. As of December 31, 2024, we had 70 FTEs per aircraft. The following table sets forth the number of our Crewmembers per category and the number of FTEs per aircraft at the end of the periods indicated:

	At December 31,
	2024	2023	2022

Crewmembers
Pilots	2,298	2,219	2,010
Flight attendants	3,622	3,526	3,285
Airport personnel	3,643	3,706	3,265
Maintenance personnel	2,345	2,566	2,052
Call center personnel	991	1,017	823
Others	3,274	2,976	2,812
Total	16,173	16,010	14,247
End-of-period FTEs per aircraft	70	79	77
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

86	Azul S.A.

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
Environmental and Sustainability Practices
We are the first airline in the world to have its decarbonization target approved by the Science Based Targets initiative (SBTi) in December 2023. This milestone not only reflects our commitment to significantly reducing our carbon emissions, with the long-term ambition of achieving carbon neutrality by 2045, in line with sustainability efforts currently pursued by our peers in the global aviation industry. Our long-term target demonstrates our alignment with the Paris Agreement, and underscores our goal of driving measurable and impactful climate action.
In addition, Azul has been recognized in the S&P Global Sustainability Yearbook 2025 as an Industry Mover, achieving the highest improvement in sustainability scores among airlines globally. This recognition underscores our continuous efforts to enhance our environmental and sustainability performance and drive meaningful change within the sector.
Emissions efficiency remains a central focus for our sector. Our initiatives, which target to achieve net-zero emissions in the long-term, include operating the youngest and most fuel-efficient fleet in Brazil, implementing route optimization, and investing in next-generation aircraft models that significantly reduce fuel consumption and emissions. Our ongoing fleet transformation—replacing older aircraft with advanced, eco-efficient models—plays a vital role in these efforts, reducing our environmental footprint both per flight and on a passenger basis.
Our commitment to sustainability extends beyond environmental stewardship. Through Movimento Ara, our transformational project for connectivity, we provide freight discounts to entrepreneurs and cooperatives that work to preserve the Amazon rainforest. This initiative highlights the essential role aviation plays in enabling socio-economic development in Brazil and Latin America, particularly in remote regions. By connecting these communities to broader markets, we support sustainable economic growth while contributing to the preservation of one of the world’s most critical ecosystems.
In 2024, our ESG initiatives earned significant market recognition. For the fourth consecutive year, we were included in the B3 Corporate Sustainability Index, and our Annual Report was ranked among the top five in Brazil by the ABRASCA ranking, reflecting our dedication to transparency. Our inclusion in the S&P Global Sustainability Yearbook 2025 and recognition as an Industry Mover further emphasize our leadership in advancing sustainability in aviation.
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

Azul S.A.	87

The table below shows our average fare in reais for the periods indicated, reflecting our total passenger revenue divided by passenger flight segments for such periods:

	Average Fare (R$)
Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2022	449.1	518.8	558.3	588.7
2023	590.8	550.1	587.6	643.6
2024	604.4	521.2	588.6	629.9
Intellectual Property
Brands
We have registered, or applied for registration or renewed licenses for approximately 100 trademarks with the INPI including, among others, the trademarks “AZUL,” “TUDO AZUL,” “AZUL LINHAS AÉREAS BRASILEIRAS,” “AZUL FLEX,” “AZUL PROMO,” “AZUL VIAGENS,” “VOE AZUL,” and “AZUL CARGO EXPRESS.”. We have also registered / applied for approximately 20 trademarks outside Brazil, such as the European Union, Argentina, Chile and China.
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
Brazil has signed and ratified the Warsaw Convention in 1929, the Chicago Convention of 1944, the Geneva Convention of 1948, the Montreal Convention of 1999 and the Cape Town Convention of 2001, the leading international conventions relating to worldwide commercial air transportation activities.
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

88	Azul S.A.

Regulatory Bodies
The chart below illustrates the main regulatory bodies together with their responsibilities and reporting lines:
The Ministry of Ports and Airports (Ministério dos Portos e Aeroportos) supervises civil aviation services and activities in Brazil and is responsible for issuing governmental policies for the sector. The Ministry of Infrastructure reports directly to the President of Brazil and is responsible for the oversight of ANAC and INFRAERO.
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
INFRAERO is a state-controlled airport operator that reports to the Ministry of Ports and Airports. It is responsible for managing, operating and controlling all government-operated federal airports (i.e., whose operations have not been delegated to private parties), including safety, operational conditions and infrastructure. With respect to the recently privatized airports (Natal, Galeão, Confins, Guarulhos, Viracopos and Brasília), although INFRAERO still holds a minority stake in each of them, INFRAERO is no longer in charge of operations, which are now handled by their respective private operators.
The National Commission of Airport Authorities (Comissão Nacional de Autoridades Aeroportuárias), or CONAERO, which was created in 2011, is a consultative and deliberative forum composed of representatives from nine federal government agencies directly involved in the management of the country's airports, under the coordination of the Civil Aviation Secretariat. Its role is to coordinate the activities of the different entities and public agencies with respect to airport efficiency and safety.
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

Azul S.A.	89

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
Airport Infrastructure
Brazil currently has more than 3,900 private and public airfields. Airlines that operate regularly scheduled flights primarily use public airport infrastructure, with 98% of total passenger traffic passing through a network consisting of 52 airports.
A number of smaller regional airports in Brazil are under the control of state or municipal governments and are managed by local governmental entities or private players. INFRAERO is responsible for safety and security activities at the largest airports, including passenger and baggage screening, cargo security measures and airport security.
In 2011, the Brazilian government started to grant concessions for the operation of certain airports in Brazil through public biddings. Between 2011 and 2023, 59 airports have been privatized after bid concessions, including our three hubs, Viracopos, Confins and Recife. The concessions for these airports have terms of between 20 to 30 years.
Aeroportos Brasil, the holder of the concession to operate Viracopos airport, has announced its intention to return this concession to ANAC. Aeroportos Brasil’s judicial reorganization plan was approved by its creditors on February 14, 2020, provided that Aeroportos Brasil present its request for rebidding of Viracopos airport concession to the Brazilian federal government.
On February 18, 2020, the debt restructuring court approved the judicial recovery plan and on March 19, 2020, Aeroportos Brasil filed an application to ANAC for the rebidding of Viracopos airport, in compliance with the judicial recovery plan. On July 17, 2020, the Federal Government enacted Decree No 10.427/2020, authorizing the rebidding of Viracopos airport. On June 14, 2022 CPPI Resolution 232 extended the deadline for completion of the Viracopos airport licensing process to July 16, 2024. On July 12, 2022, CPPI Resolution 243 revoked the second article of the previous CPPI Resolution, but the deadline for completing the Viracopos Airport licensing process remained unchanged.
In April 2021, the Grupo de Consultores em Aeroportos (GCA), a consortium made up of various private companies and a potential bidder in the auction, filed a feasibility study with the Brazilian government for a new bidding process for the concession at Viracopos airport. Public consultation on the feasibility study was held in October 2021. After ANAC approval of the feasibility study on March 8, 2022, it was sent to the Tribunal de Contas da União (TCU). At the beginning of 2022 the process was suspended due to discussions between the concessionaire and ANAC about the non-depreciated assets to be indemnified, but on December 12, 2022 the minister of the court authorized the resumption of the process.
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

90	Azul S.A.

Resolution No. 682, of June 2022 regulates airport coordination and defines rules for slot allocation at coordinated airports. Under this resolution, airports operating at a high level of occupancy of their capacity are deemed by ANAC “coordinated airports.” The following airports are currently deemed to be “coordinated airports” by ANAC: Congonhas, Guarulhos, Pampulha, Recife and Santos Dumont.
In July of 2014, ANAC enacted a resolution establishing new procedures to allocate slots in airports operating at full capacity. Through such allocation, we received 26 new slots at Congonhas airport. In November 2014, we started operating 13 daily flights from Congonhas airport to some of our most profitable markets including Belo Horizonte, Porto Alegre, and Curitiba, leveraging the connectivity we have in these cities and expanding our flights available to São Paulo passengers. In August 2019 ANAC announced a temporary distribution of 41 slots in Congonhas airport previously operated by Avianca Brasil, of which 15 slots were allocated to us. As a result, we adjusted our flight schedules at Congonhas airport and since September 2019, we started operating a shuttle service between Congonhas and Rio de Janeiro and between Congonhas and Belo Horizonte ceasing to operate flights to Porto Alegre and Curitiba. In 2023, Azul achieved an important advance in its presence in Congonhas. With the new rules for slot distribution defined in Resolution No. 682/2022 and the increased capacity in Congonhas operations, Azul increased its number of slots at this airport from 26 to 84. As a result, Azul offers scheduled flights from Congonhas to important destinations such as Brasília, Porto Alegre, Curitiba, Belo Horizonte, Recife and Rio de Janeiro.
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

Azul S.A.	91

ANAC requires companies interested in operating air services to meet certain economic, financial, technical, operational and administrative requirements. The applicant must: (i) be an entity incorporated in Brazil; (ii) have a valid Airline Operating Certificate (Certificado de Operador Aéreo – “COA”); and (iii) comply with the ownership restrictions discussed below. ANAC has the authority to revoke a concession if the airline fails to comply with the Brazilian Aeronautical Code and any other relevant laws or regulations, including if the airline fails to meet specified service levels, ceases operations or declares bankruptcy.
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
Route Rights
Domestic routes
ANAC Resolution 682/2022, which came into effect on July 1, 2022, divided Brazilian airports into three levels: undeclared (level 1), facilitated (level 2), and coordinated (level 3). This new level division brought greater flexibility to airlines through the creation of the secondary slot market, respecting the norms and parameters established by ANAC, reducing access and exit barriers to airports with infrastructure scarcity, and facilitating the dynamics among the players themselves. In the case of coordinated airports, such as Congonhas, Guarulhos, Santos Dumont, Recife, and Pampulha, the objective of this resolution was to align with international practices within the scope of the Worldwide Airport Slot Guidelines (WASG).
International Routes
In accordance with Resolution No. 491, of September 10, 2018, rights regarding international routes and the corresponding transit rights depend on the bilateral air transport treaties between Brazil and the foreign government. Under these treaties, each government grants to the other the right to designate one or more domestic airlines to operate scheduled services between certain destinations in each country. Airlines are only entitled to apply for new international routes when they are made available under these agreements.
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

92	Azul S.A.

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
In December 2023, during an event held in Saudi Arabia, ANAC signed two new air services agreements, with Antigua and Barbuda and Uganda, as well as revising the agreements with Austria, Saudi Arabia, Italy and Iceland. Agreements with the Czech Republic and Oman were also discussed, as well as improvements to agreements with Turkey, Qatar and the United Arab Emirates.
In 2024, ANAC signed an ‘open skies’ agreement with its Argentinian counterpart, which provides for easier approval of cargo flights and the end of weekly frequency limits for flights between the two countries.
Domestic Slots Policy
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
Currently, there are a five Brazilian ANAC “coordinated airports,” where slots are necessary to perform scheduled flights: Congonhas, Guarulhos, Santos Dumont, Recife, and Pampulha. All the other airports are also subject to slot coordination procedures (coordination performed by their respective airport operators instead of ANAC).
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
In July of 2014, ANAC enacted a resolution establishing new procedures to allocate slots in airports operating at full capacity. Through such allocation, we received 26 new slots at Congonhas airport. In November 2014, we started operating 13 daily flights from Congonhas airport to some of our most profitable markets including Belo Horizonte, Porto Alegre, and Curitiba, leveraging the connectivity we have in these cities and expanding our flights available to São Paulo passengers. In August 2019 ANAC announced a temporary distribution of 41 slots in Congonhas airport previously operated by Avianca Brasil, of which 15 slots were allocated to us. As a result, we adjusted our flight schedules at Congonhas airport and since September 2019, we started operating a shuttle service between Congonhas and Rio de Janeiro and between Congonhas and Belo Horizonte ceasing to operate flights to Porto Alegre and Curitiba. As a result of the new rules for slot distribution defined in Resolution No. 682/2022 and the increased capacity in Congonhas operations, in 2023 Azul increased its number of slots at Congonhas airport from 26 to 84. As a result, Azul offers scheduled flights from Congonhas to important destinations such as Brasília, Porto Alegre, Curitiba, Belo Horizonte, Recife and Rio de Janeiro.

Azul S.A.	93

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

94	Azul S.A.

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
On June 17, 2019, Provisional Measure MP 863/2018 was converted into Law No. 13,842/2019, amending the Brazilian Aeronautical Code, and allowed 100% of the voting stock of a company that holds a concession to provide scheduled air transportation services to be owned by foreigners, which completely opened up the market to non-Brazilian citizens. Besides that, the leadership of companies that hold a concession to provide scheduled air transportation services can now be carried by foreigners and ANAC will not need to approve any acts of formation or changes to the corporate governance structure of such companies.
Environmental Regulation
Brazilian airlines are subject to various federal, state, and municipal laws and regulations related to the protection of the environment, including the disposal of waste, the use of chemical substances, emission of air and sounds pollution, among others. These laws and regulations are enforced by various governmental authorities. If an airline fails to comply with these laws and regulations it may be subject to administrative and criminal sanctions, in addition to the obligation to remediate the environmental damage and/or to pay damages to third parties. In addition, Brazilian environmental law establishes a regime of strict civil liability (i.e., irrespective of fault) as well as joint civil liability, meaning that we may be held liable for violations by any third parties whom we hire, for example, to dispose of waste. Brazilian environmental law also provides for the “piercing of the corporate veil,” which imposes liability on a corporation’s controlling shareholders to ensure sufficient financial resources to cover environmental damage. Accordingly, we may be directly liable for any violations caused by ALAB and TRIP.
We seek to comply with all environmental legislation and all requirements of public authorities to avoid liabilities and limit additional expenses.
Environmental Licenses, Permits and Authorizations
Environmental licensing is the procedure whereby the activities that use natural resources and/or are potentially polluting obtain licenses (preliminary license - LP, installation license - LI and operating license - LO) among federal, state or municipal agencies for the location, construction, installation, expansion and operation of their enterprises.
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
Most of the requests for renewal of an environmental license must be filed at least 120 days before its expiry. Provided that this deadline is complied with, the permit is automatically extended until the environmental authority issues its decision.
The construction, implementation, operation, expansion, or enlargement, without the proper license, of any facility or activity that that uses natural resources and/or are potentially polluting, or the expansion of an activity in violation of an existing licenses, permits and authorizations, subjects the violator to various penalties, including the requirement to shut down the facility or activity and fines ranging from R$50 to R$50,000,000. These penalties would therefore apply if we were to carry out any potentially polluting activity without a valid permit or in violation of the permit conditions.

Azul S.A.	95

We exercise caution in environmental matters and reserve the right to reject goods and services from companies that do not meet our environmental protection parameters unless confirmation of compliance is received.
Federal Technical Register
Federal Law No. 6,938/1981, IBAMA’s Instruction No. 13/2021 and IBAMA’s Instruction No. 6/2022 of the Brazilian Institute for the Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or IBAMA set forth that all legal entities that carry out potentially polluting activities must be registered with the IBAMA’s Federal Technical Register or CTF. This register is an instrument to promote the preservation of the environment.
Under the provisions of IBAMA’s Ordinance No. 149/2022, airlines that import new tires, transport radioactive material or radioactive waste, import motor vehicles for their own use and transport forestry products by air that are subject to the issuance of a Forestry Origin Document (“DOF”) are subject to registration with the CTF/APP.
Potentially polluting activities and activities that use natural resources, such as the manufacture and assemble of aircraft, besides being subject to the CTF, are also subject to the quarterly payment of the Environmental Control and Inspection Fee, or TCFA, to IBAMA, and are required to submit an annual report on the activities conducted by March 31 every year.
The Federal Decree No. 6,514/2008 subjects entities with no CTF register to fines that range from R$50.00 to R$9,000.00, depending on the size of the enterprise and the economic capability of the offender. The Failure to pay TCFA entails up to 20% (twenty percent) on the amount owed, as well as default interest of 1% (one percent) per month. Furthermore, failure to submit that annual report on the activities conducted subjects the company to fines ranging from R$1,000 to R$100,000.
Several states also have their own State Technical Registries of Activities that Potentially Pollute or Use Renewable Natural Resources, which the requires the payment of state TCFA and submission of control documents to the state authorities. Some states have conventions with IBAMA so that registration at the federal level automatically serves as compliance with registration at the state level and the fees are paid via a single compensation slip.
Currently, all of our activities subject to registration with the IBAMA’s CTF are duly regular.
Waste
Brazilian law, and particularly the National Policy on Solid Waste of 2010, provides that the transportation, management, and final disposal of waste matter may not cause damage to the environment or harm public health and welfare. Brazilian legislation regulates the segregation, collection, storage, transportation, treatment, and final disposal of waste, and states that parties that hire third parties for the waste disposal are jointly and severally liable to the service provider.
The administrative penalties applicable to the improper discharge of solid, liquid, and gas waste, whether or not resulting in effective contamination, include, among others, an embargo of the activity or civil work and fines up to R$50 million. Furthermore, improper disposal of solid waste may impose obstacles for the obtaining of other environmental licenses, permits and authorizations as well as criminal liability.
The costs for proper waste management will probably increase in the coming years, because of the implementation of sectorial agreements and greater regulation.
Proper transportation, treatment, and final discharge of waste depending on the waste classification according to the applicable technical instructions. The Waste Management Plans are subject to prior approval by the environmental authorities and waste treatment activities are prone to licensing.

96	Azul S.A.

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
Brazilian Federal Decree 6.514/2008 sets forth the infractions and administrative sanctions regarding environmental matters and the federal administrative procedure to investigate these infractions, which serves as a guideline for the state’s administrative procedure to be established. Administrative sanctions include: (i) warnings; (ii) fines ranging from R$50.00 to R$50,000,000.00; (iii) daily fines; (iv) seizure of the animals, products, and subproducts of fauna and flora; (v) product destruction; (vi) product sales and manufacturing suspension; (vii) closure of the plant or construction; (viii) construction demolition; (ix) full or partial suspension of the activities; and (ix) restriction of rights.
Criminal liability for environmental matters in Brazil extends to corporations as well as to individuals. If a corporation is found criminally liable for an environmental violation, its officers, directors, managers, agents, or proxies may also be subject to criminal penalties if there is proof of their intent or fault in preventing the occurrence of the crime. The settlement of a civil or administrative lawsuit does not prevent criminal prosecution for the same violation. Criminal sanctions encompass imprisonment in the case of individuals, dissolution of legal entities, restriction of rights and fines.
Greenhouse Gas Emissions
Federal Law No. 15,042/2024 establishes the Brazilian Greenhouse Gas Emissions Trading System, stipulating the responsibility for compensating GHG emissions by activities, sources and facilities emitting GHG in the national territory. The obligations include (i) submitting a monitoring plan to the SBCE management body; (ii) submitting a report on GHG emissions and removals, in accordance with the approved monitoring plan; (iii) submitting a report on the periodic reconciliation of obligations; and others.
On May 15, 2024, Resolution 743 was sanctioned in Brazil by the National Civil Aviation Agency, which regulates the monitoring and compensation of carbon dioxide emissions related to international operations, within the scope of CORSIA - Carbon Offsetting and Reduction Scheme for International Aviation, defined in Volume IV of Annex 16 of the International Civil Aviation Organization - ICAO.

Azul S.A.	97

Brazil is a signatory state to the program and will have compensation obligations starting on 2027. As far as climate change management is concerned, we are working on three fronts: monitoring, reduction and compensation.
Federal Law No. 14.993/ 2024 provides for the promotion of sustainable low-carbon mobility and the capture and storage of CO2, having established, among other things, the National Sustainable Aviation Fuel Program (ProBioQAV), also known as SAF - Sustainable Aviation Fuel. The law stipulates that airline operators must reduce CO2 emissions by at least 1%, starting in 2027, on domestic flights, through the use of SAF and other alternative means, with a gradual increase in this percentage until it reaches 10% in 2037.
Personal Data Protection
In Brazil, the rights to intimacy, private life, and the protection of personal data are safeguarded by the Federal Constitution of 1988 and the Brazilian Civil Code (Law No. 10,406/2002). Sector-specific laws also contain provisions on the subject, such as the Consumer Protection Code (Law No. 8,078/1990) and the Brazilian Internet Law (Law No. 12,965/2014, regulated by Decree No. 8,771/2016). It is worth noting that the Brazilian Internet Law applies only to personal data collected via the Internet and sets forth certain principles and rules regarding the privacy and protection of users’ personal and behavioral data. The fail to comply with the provisions of the Brazilian Internet Law may subject sanctions and penalties, including compensation, which will be determined based on the severity of the violation and the economic condition of the offender, among other factors.
Laws on privacy and personal data protection have evolved in recent years to establish more objective rules on how the personal data of natural persons may be used by organizations.
Thus, until the enactment of the Brazilian General Data Protection Law (LGPD – Lei Geral de Proteção de Dados), there was no general statute establishing detailed rules on the processing of personal data, regardless of the medium in which the data is stored or the sector responsible for its use. The LGPD was published in the Federal Official Gazette on August 15, 2018 and was amended by Provisional Measure MP 869, issued by the President of Brazil in December 2018. The LGPD came into force in a staggered manner, (i) in December 2018, the articles relating to the creation of the National Data Protection Authority (ANPD) and the National Council for the Protection of Personal Data and Privacy (CNPD) – art.55-A to 58-B; (ii) in September 2020, the other articles of the law, except those relating to the application of administrative sanctions; (iii) in August 2021, the articles dealing with administrative sanctions (art.52 to 54). Furthermore, since the publication of the LGPD, several regulations on the subject have been issued by the ANPD, including those concerning procedures in the event of personal data breaches and international data transfers.
The LGPD brings about major changes in the conditions for personal data processing, with a set of rules to be observed in activities such as collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons.
The LGPD has a broad scope of application and extends to natural persons (provided the processing is for economic purposes) as well as to public and private entities, regardless of the country in which they are headquartered or where the data is hosted, provided that: (i) the data processing takes place in Brazil; (ii) the data processing activity aims to offer or provide goods or services to, or process data of, individuals located in Brazil; or (iii) the data subjects are located in Brazil at the time their personal data is collected.
The LGPD applies regardless of industry or business sector when dealing with personal data, and it is not limited to data processing activities carried out through digital media and/or the internet. In this context, the LGPD introduced a range of principles and obligations that require institutions to adopt governance and organizational measures to ensure compliance. For instance, organizations must appoint a data protection officer, conduct data mapping of all processing activities, and implement policies on privacy, information security, data disposal, and data retention, among others. Furthermore, as required by the LGPD, institutions must assess the legal bases used for data processing as well as the nature and purpose of such processing activities.

98	Azul S.A.

The Brazilian National Data Protection Authority – ANPD, was created in 2018, which will have equivalent activities to the European data protection authorities, exercising the triple role of (i) investigation, being able to issue norms and procedures, deliberate on the interpretation of the LGPD and request information to controllers and processors; (ii) supervisory and enforcement, in cases of noncompliance with the law, through an administrative process; (iii) regulatory, by issuing rules and procedures that detail its interpretation of the LGPD; and (iv) education, disseminating knowledge about the Act and security measures, stimulating standards for services and products that facilitate control of data subjects, and elaborating studies on national and international practices for the protection of personal data and privacy, amongst others.
Initially linked to the Presidency of the Republic, the ANPD gained technical and decision-making independence, and was submitted to the special autarchy regime in 2002, through Provisional Measure No. 1.134, which was converted into Law No. 14,460 of October 25, 2022.
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
Noncompliance with the provisions of the LGPD, or in the event of a personal data breach, the following administrative sanctions provided for in the law may apply: (i) a warning, with an indication of a deadline for adopting corrective measures; (ii) a simple or daily fine of up to 2% of the revenue in the previous fiscal year, limited to a total of BRL 50,000,000.00 (fifty million Brazilian reais) per violation; (iii) public disclosure of the violation, once duly investigated and confirmed, which may result in significant and immeasurable reputational damage; (iv) blocking of the personal data related to the violation until the situation is remedied; (v) deletion of the personal data related to the violation; (vi) partial or total suspension, on a temporary basis, of the operation of the database or of the data processing activity related to the violation; and (vii) partial or total prohibition of activities related to personal data processing.
Simplification of bureaucracy affecting the industry
On June 14, 2022, Law No. 14,368/2022 was published, resulting from the conversion of Provisional Measure No. 1,089/2021. The regulation restructured the aviation sector aiming to modernize and reduce bureaucracy in processes and procedures, promoting greater efficiency in service delivery and encouraging market development.
Among the main highlights of Law No. 14,368/2022 are the elimination of the differentiation between public and private air services, as well as the waiver of concession contracts for airlines. Additionally, it is no longer necessary to obtain authorization for the operation of foreign companies, nor is there a prior obligation for the construction of aerodromes. The regulation also simplified the registration of less complex aircraft in the RAB and facilitated the recognition of certifications issued by foreign authorities for imported aircraft.
Aircraft Repossession
On March 1, 2012, Brazil ratified the Cape Town Convention, which created a system of international registration of legal interests in aircraft and engines. This convention has been ratified and published by Presidential Decree 8008, dated May 15, 2013, and was regulated by ANAC through Resolution No. 309, of March 18, 2014.

Azul S.A.	99

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
Government Insurance
In response to substantial increases in insurance premiums to cover risks related to terrorist attacks following the events of September 11, 2001 in the United States, the Brazilian government enacted Law No, 10,744/2003, authorizing the government to assume civil liability to third parties for any injury to goods or persons, whether or not passengers, caused by terrorist attacks or acts of war against Brazilian aircraft operated by Brazilian airlines in Brazil or abroad. This statutory coverage is limited to an amount of US$1 billion. In addition, under the above mentioned legislation, the Brazilian government may, at its sole discretion, suspend this assumption of liability at any time, provided that it gives seven days’ notice of the suspension. Brazil is currently the sole jurisdiction worldwide still providing such statutory coverage to its registered fleet.
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

100	Azul S.A.

Customs and Border Protection
Our service to the U.S. is also subject to U.S. Customs and Border Protection, or CBP (a law enforcement agency that is part of the U.S. Department of Homeland Security), immigration and agriculture requirements and the requirements of equivalent foreign governmental agencies. Like other airlines flying international routes, from time to time we may be subject to civil fines and penalties imposed by CBP if unmanifested or illegal cargo, such as illegal narcotics, is found on our aircraft. These fines and penalties, which in the case of narcotics are based upon the retail value of the seizure, may be substantial. We have implemented a comprehensive security program at our airports to reduce the risk of illegal cargo being placed on our aircraft, and we seek to cooperate actively with CBP and other U.S. and foreign law enforcement agencies in investigating incidents or attempts to introduce illegal cargo.
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
Restructuring Transactions
During the second half of 2024, we negotiated the Restructuring Transactions, which were completed on January 28, 2025, with certain transactions having been implemented in the first half of 2025. The Restructuring Transactions include (i) restructuring and recapitalization transactions entered into with the holders of our Existing Notes and Convertible Debentures which were implemented through Exchange Offers, including the issuance of the New Exchange Notes and the Superpriority Notes (each as defined below), and (ii) the restructuring of substantially all of our obligations with certain lessors and OEMs, including through the elimination of equity issuance obligations owed to lessors and OEMs totaling approximately US$557 million, in exchange for the issuance of approximately 96 million preferred shares in April 2025, the cancellation of certain Original Lessor/OEM Notes in transactions with certain lessors/OEMs and the exchange of the remaining Original Lessor/OEM Notes for new Lessor/OEM 2032 PIK Notes, in each case as described below.
Transaction Support Agreement
On October 27, 2024, we entered into the Transaction Support Agreement with certain existing noteholders and holders of the Convertible Debentures, pursuant to which the parties agreed to support and take all steps reasonably necessary to consummate the Restructuring Transactions, including negotiating in good faith, using commercially reasonable efforts to consummate the Restructuring Transactions, not objecting to, delaying, impeding or taking any other action to interfere with acceptance, implementation or consummation of the Restructuring Transactions, and complying with certain other customary negative covenants. The Transaction Support Agreement terminated in accordance with its terms upon the issuance of the Superpriority Notes and the consummation of the Exchange Offers (as defined below) on January 28, 2025.

Azul S.A.	101

Bondholder Restructuring and Recapitalization
Bridge Notes
On October 30, 2024, an ad hoc group of bondholders provided us with US$150 million in gross proceeds through the issuance of floating rate secured notes due 2025 (“Bridge Notes”) by our subsidiary, Azul Secured Finance II, as part of a broader agreement to provide superpriority financing. The Bridge Notes were repaid at maturity on January 28, 2025 with part of the proceeds raised through the issuance of the Superpriority Notes.
Superpriority Notes
Upon completion of the Exchange Offers and subject to certain other conditions, on January 28, 2025, Azul Secured Finance issued US$525 million in principal amount of Floating Rate Superpriority Notes due 2030 (the “Superpriority Notes”) on a private placement basis to certain holders of the Existing Notes and the Convertible Debentures, raising gross proceeds of US$ 500 million. The Superpriority Notes were issued by Azul Secured Finance pursuant to an indenture governed by New York law, are guaranteed by the other Secured Notes Obligors and secured on a “superpriority out” basis by the following collateral (the “Collateral Package”):
•Brand, Loyalty, Travel and Cargo Collateral: (i) certain receivables generated by Azul Fidelidade, Azul’s loyalty program, the Azul Viagens travel package business and Azul Cargo, Azul’s logistics services business, (ii) certain intellectual property of Azul Fidelidade, the Azul Viagens business and the Azul Cargo business, and (iii) certain Azul airline intellectual property; and
•TAP Bonds: the unsecured Series A 7.500% Bonds due 2026 issued by the TAP Bond Issuer that are held by Azul, with a principal amount of €90 million plus payment in kind interest.
The Superpriority Notes are secured on a “superpriority out” basis prior to payments on the New Exchange Notes and all other obligations secured by the Collateral Package.
Exchange Offers
As a condition to the issuance of the Superpriority Notes, Azul Secured Finance launched on December 17, 2024 the following exchange offers and consent solicitations (the “Exchange Offers”), which were closed on January 28, 2025:
•in exchange for its 11.930% senior secured first out notes due 2028 (the “1L Notes”), Azul Secured Finance issued US$1,048,839,283 in principal amount of 11.930% Senior Secured First Out Notes due 2028 (“New 2028 Notes”);
•in exchange for its 11.500% senior secured second out notes due 2029 (the “2029 Notes”) Azul Secured Finance issued US$238,015,202 in principal amount of 11.500% Senior Secured Second Out Notes due 2029 (“New 2029 Notes”); and
•in exchange for its 10.875% senior secured second out notes due 2030 (the “2030 Notes,” and together with the 2029 Notes, the “2L Notes,” and together with the 1L Notes, the “Existing Notes”), Azul Secured Finance issued US$546,620,501 in principal amount of 10.875% Senior Secured Second Out Notes due 2030 (“New 2030 Notes” and, together with the New 2028 Notes and the New 2029 Notes, the “New Exchange Notes”).

102	Azul S.A.

The New Exchange Notes are issued by Azul Secured Finance pursuant to indentures governed by New York law, are guaranteed by the other Secured Notes Obligors and are secured by the “Collateral Package. The New 2028 Notes are secured on a “first out” basis after payments on the Superpriority Notes but prior to payments on the New 2029 Notes or the New 2030 Notes, among other debt and other obligations, pursuant to priorities established under an intercreditor agreement. The New 2029 Notes and the New 2030 Notes are secured on a “second out” basis after payments on the Superpriority Notes and the New 2028 Notes, among other debt and other obligations, pursuant to priorities established under an intercreditor agreement.
The terms of the New 2029 Notes and the New 2030 Notes provide that such notes shall be mandatorily partially equitized into preferred shares (including represented by ADRs) as follows:
•35.0% of the principal amount of the New 2029 Notes and the New 2030 Notes (equal to US$274.6 million) shall be mandatorily exchanged for ADRs by no later than April 30, 2025 at an exchange price equal to R$3.5845 per preferred share (settled on April 28, 2025, as described below); and
•12.5% of the principal amount of the New 2029 Notes and the New 2030 Notes (equal to US$98.1 million) shall be mandatorily exchanged for ADRs within 60 days following the issuance of equity securities after January 28, 2025 raising net proceeds of at least US$200 million at an exchange price equal to the volume-weighted average price for our preferred shares on the B3 for the 30 trading days commencing 15 trading days prior to the date on which such equity issuances raised US$200 million in net proceeds.
The remaining 52.5% of the principal amount of the New 2029 Notes and New 2030 Notes (equal to US$436.9 million) shall be mandatorily exchanged no later than April 30, 2025 (subject to extension by up to three periods of 30 days each, if required) into new exchangeable notes with a maturity date of May 28, 2030 and with interest payable quarterly at a rate of 4.0% per annum in cash plus 6.0% per annum as PIK interest (the “2L Exchangeable Notes”). The 2L Exchangeable Notes will be issued by Azul Secured Finance, will be guaranteed by the other Secured Notes Obligors and will be secured by the Collateral Package on a “second out” basis. The 2L Exchangeable Notes are exchangeable for preferred shares at an exchange price of R$3.3736 per preferred share (subject to adjustment in accordance with the terms thereof, including subject to reset to equal the issuance price of certain issuances of equity securities below the prevailing exchange price). The 2L Exchangeable Notes will be mandatorily exchangeable at the option of the Company preferred shares (including in the form of ADRs) if (i) beginning on January 28, 2026, the closing sale price per preferred share on the B3 is at least 175% of the exchange price for 30 consecutive B3 trading days, and (ii) at least 30 days have elapsed since the completion of partial equitization of 12.5% of the New 2029 Notes and the New 2030 Notes referred to above.
For illustrative purposes only, assuming (i) an exchange rate of R$6.1923 per US$1.00, which was the commercial selling rate published by the Central Bank on December 31, 2024), (ii) that there are no adjustments to the exchange price, and (iii) US$436.9 million of 2L Exchangeable Notes are exchanged (which ignores for the purposes of this calculation the additional principal amount to be issued as PIK interest from time to time), then if all of the 2L Exchangeable Notes are exchanged for preferred shares, this would result in the issuance of 802.0 million preferred shares.
In addition, pursuant to the terms of the Exchange Offer for the issuance of the New 2028 Notes, a consent fee of 6.5% of the principal amount of the exchanged 1L Notes is payable to the holders of the exchanged 1L Notes. The consent fee is payable through the issuance of new exchangeable notes with a maturity date of October 26, 2028 and with interest payable semi-annually in cash at a rate of 12.25% per annum (the “1L Exchangeable Notes”). The 1L Exchangeable Notes will be issued by Azul Secured Finance, will be guaranteed by the other Secured Notes Obligors and will be secured by the Collateral Package on a “first out” basis. The 1L Exchangeable Notes are exchangeable for preferred shares at an exchange price of R$3.3736 per preferred share (subject to adjustment in accordance with the terms thereof, including subject to reset to equal the issuance price of certain issuances of equity securities below the prevailing exchange price). The principal amount of the 1L Exchangeable Notes was initially issued as part of the principal amount of the New 2028 Notes issued in the Exchange Offer. The terms of the New 2028 Notes require that such principal amount (which corresponds to 6.1% of the outstanding principal amount of the New 2028 Notes) shall be mandatorily exchanged for 1L Exchangeable Notes on a par-for-par basis no later than April 30, 2025 (subject to extension by up to three periods of 30 days each, if required).

Azul S.A.	103

For illustrative purposes only, assuming (i) an exchange rate of R$6.1923 per US$1.00, which was the commercial selling rate published by the Central Bank on December 31, 2024), (ii) that there are no adjustments to the exchange price, and (iii) US$64.0 million of 1L Exchangeable Notes are exchanged, then if all of the 1L Exchangeable Notes are exchanged for preferred shares, this would result in the issuance of 117.4 million preferred shares.
On January 28, 2025, we entered into supplemental indentures with respect to the Existing Notes, which were the subject of the Exchange Offers, to eliminate substantially all of the restrictive covenants, events of default, and related provisions in the Existing Notes, and to release the collateral securing them. As a result, the Existing Notes that remained outstanding after the consummation of the Exchange Offers became unsecured obligations.
Convertible Debentures
We originally issued our Convertible Debentures on October 26, 2020. The Convertible Debentures have a maturity date of October 26, 2028 and bear interest at the rate of 12.25% per annum payable semi-annually in cash. The Convertible Debentures are denominated in Brazilian reais and the principal amount is subject to monetary adjustment such that the principal amount is equal to approximately US$241.7 million). The Convertible Debentures are convertible into preferred shares at the option of the holder of the Convertible Debentures. As a condition to the issuance of the Superpriority Notes and the closing of the Exchange Offers, we were required to make certain amendments to the terms of the Convertible Debentures, including (i) that the Convertible Debentures are secured by the Collateral Package on a “first out” basis (in addition to being secured by the right of use of a hangar at Viracopos airport and certain equipment necessary for maintenance of that hangar), (ii) the conversion price being amended to R$3.3736 per preferred share (subject to adjustment in accordance with the terms thereof, including subject to reset to equal the issuance price of certain issuances of equity securities below the prevailing exchange price), and (iii) an increase of 6.5% in the principal amount of the Convertible Debentures in respect of the consent fee payable in connection with the Restructuring Transaction.
For illustrative purposes only, assuming (i) an exchange rate of R$6.1923 per US$1.00, which was the commercial selling rate published by the Central Bank on December 31, 2024), (ii) that there are no adjustments to the conversion price, and (iii) US$241.7 million of Convertible Debentures are converted, then if all of the Convertible Debentures are exchanged for preferred shares, this would result in the issuance of 443.7 million preferred shares.
Restructuring with Lessors and OEMs
Lessor/OEM Notes
On September 28, 2023, we issued US$370.5 million in principal amount of 7.500% senior notes due 2030 to certain lessors and OEMs in satisfaction of certain obligations owed to such lessors and OEMs (the “Original Lessor/OEM Notes”). The Original Lessor/OEM Notes are issued by Azul Investments, guaranteed by the Company and ALAB and are unsecured. The Original Lessor/OEM Notes have a maturity date of June 30, 2030 and bear interest at a rate of 7.500% per annum payable quarterly in cash.
As part of the Restructuring Transactions, we agreed to (i) exchange the Original Lessor/OEM Notes for newly issued notes with a maturity date of June 30, 2032 with terms entitling us to pay interest on the notes as payment-in-kind interest (the “Lessor/OEM 2032 PIK Notes”), (ii) exchange certain of the Original Lessor/OEM Notes held by one lessor for US$ 25 million in aggregate principal amount of the 2L Exchangeable Notes, and (iii) otherwise retire the remaining balance of Original Lessor/OEM Notes subject to certain conditions in exchange for other commercial considerations, including adjustments to lease terms, obligations and other arrangements.
Accordingly, on March 26, 2025, certain lessors and OEMs exchanged US$169.3 million in principal amount of Original Lessor/OEM Notes for Lessor/OEM 2032 PIK Notes. In addition, we expect to cancel the remaining US$198.6 million in principal amount of Original Lessor/OEM Notes no later than the date that we issue the relevant principal amount of 2L Exchangeable Notes to the lessor that holds such Original Lessor/OEM Notes.

104	Azul S.A.

Lessor Equity
As a condition to consummating the Exchange Offers and the issuance of the Superpriority Notes, by January 28, 2025 we had entered into binding agreements with certain lessors to eliminate their pro rata share of the then-current balance of our equity issuance obligations totaling approximately US$557 million in exchange for the issuance of up to 100 million new preferred shares.
On April 2. 2025, we issued 96,009,988 preferred shares to such lessors, which were issued at a subscription price of R$32.09 per preferred share and subscribed for by the lessors through the capitalization of debt obligations held by such lessors. In addition, pursuant to the exercise of preemptive rights of existing shareholders in compliance with our bylaws, we also issued 36,196 preferred shares to existing shareholders that exercised preemptive rights, raising gross proceeds paid in cash of R$1,161,521.96.
Lessors, OEMs and Other Suppliers
In addition, we have also entered into other binding definitive agreements with lessors, OEMs, and other suppliers, which are expected to result in enhanced cash flow improvements of over US$300 million across 2025, 2026, and 2027. These agreements were also conditions to the issuance of the Superpriority Notes and the consummation of the Exchange Offers.
Shareholder Support Agreement
In connection with the Restructuring Transactions, David Neeleman, Saleb, Trip Participações, Trip Investimentos, Rio Novo and the Company (as an intervening and consenting party) entered into a shareholder support agreement dated January 28, 2025, or the Shareholder Support Agreement, pursuant to which the relevant parties agreed to carry out all actions as are necessary or appropriate, to support the implementation of the governance conditions set forth therein. In addition, pursuant to the Shareholder Support Agreement, the shareholder party thereto agreed between themselves that the maximum number of directors on our board of directors shall be as provided in the governance conditions. For more information on the Shareholder Support Agreement, see “Item 7.B. Related Party Transactions—Shareholder Support Agreement relating to Restructuring Transactions.”
Primary Public Offering of Preferred Shares and Warrants (Bônus de Subscrição)
On April 14, 2025, Azul filed on the CVM a request for registration of a public offering in Brazil, exclusively to professional investors, for the primary issuance of preferred shares, to be carried out in Brazil, under the automatic registration process, pursuant to article 26, section II, “a,” of the CVM Resolution No. 160, dated July 13, 2022 (“CVM Resolution No. 160”) (the “Offering”). In addition, one warrant (bônus de subscrição) for each one preferred share subscribed for in the Offering was attributed as an additional benefit and delivered to the subscribers of the preferred shares. The Offering was conducted pursuant to one or more exemptions from, and pursuant to transactions not subject to, the registration requirements of the Securities Act.
On April 23, 2025, our board of directors approved the increase in the Company's share capital, as well as its ratification, through the issuance of 464,089,849 new Shares, at the price per preferred share of R$3.58, in the total amount of R$1,661,441,659.42. All of the preferred shares issued in the Offering were subscribed for and paid in cash except for 450,572,669 preferred shares which were subscribed for in exchange for 35% of the principal amount of the New 2029 Notes and the New 2030 Notes, as described above.
As a result of the capital increase of the Company pursuant to the Offering, the Company’s share capital amounted to R$7,131,859,384.34, divided into 2,128,965,121 common shares and 896,039,753 preferred shares, all registered, book-entry and with no par value. In addition, following the consummation of the Offering in accordance with its terms, we had 13,517,180 warrants outstanding.
The preferred shares and the warrants issued pursuant to the Offering began trading on the B3 on April 25, 2025, with settlement of the Offering on April 28, 2025, and the warrants will be credited to the subscribers’ custody accounts on April 29, 2025.

Azul S.A.	105

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
In addition, ALAB wholly owns Azul Viagens, a subsidiary organized in Brazil, which sells travel packages offered by our Azul Viagens business unit. Azul Viagens., since March 2023, wholly owns ATSVP – Viagens Portugal, Unipessoal LDA., an entity incorporated in Portugal, which is currently in the regularization stage to enable the expansion of the activities of the Azul Viagens business unit in Europe.
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

106	Azul S.A.

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
D.Property, Plant and Equipment
We lease all of our facilities at each of the airports we serve. Our leases for our terminal passenger service facilities, which include ticket counter and gate space, operations and maintenance support area, baggage service offices, generally have terms ranging from one to three years and contain provisions for periodic adjustments of lease rates. We expect to either renew these leases or find alternative space that would permit us to continue providing our services. We also are responsible for maintenance, insurance and other facility-related expenses and services. We have also entered into use agreements at each of the airports we serve that provide for the non-exclusive use of runways, taxiways and other facilities. Landing fees under these agreements are based on the number of landings and weight of the aircraft.
Our primary corporate offices and headquarters are located in the city of Barueri, state of São Paulo, where we lease 8.213,95 square meters under three lease agreements that expire in December of 2025.
We also lease four hangars totaling 14,698,01 square meters for our full capability maintenance center in Belo Horizonte (Pampulha), with expirations from 2023 to 2026. We also lease one hangar in Manaus totaling 2,748,74 square meters and one in Cuiabá totaling 2,535.71 square meters for E-Jets and ATR line maintenance with leases expiring in 2026 and an undetermined period, respectively. We also lease one hangar in São Paulo, Congonhas Airport totaling 13,657,43 square meters with leases expiring in 2026. We also lease one hangar in Campinas totaling 93,642 square meters, with the lease expiring in 2042. Our training facility for pilot and cabin crew education, UniAzul, located at Viracopos airport has 14,576 square meter is under a lease agreement that expires in 2027. We also lease a 900 square-feet office complex, located in Fort Lauderdale within the airport area.
We also lease 9 cargo terminals in Brazil. We lease one cargo terminal in São Paulo, Congonhas Airport totaling 2,514,75 square meters with the lease expiring in 2026. We lease one cargo terminal in Belo Horizonte, Confins Airport totaling 614,70 square meters with the lease expiring in 2028. We also lease a cargo terminal in Fortaleza, totaling 1,336,64 square meters with the lease expiring in 2026. We also lease one cargo terminal in Manaus, totaling 837,40 square meters with the lease expiring in 2027. We also lease one cargo terminal in Ribeirão Preto totaling 1,365,91 square meters with the lease expiring in 2028. We also lease a cargo terminal in Recife, totaling 4,338,73 square meters with a lease expiring in 2028. We also lease 3 cargo terminals in Campinas, totaling 6,446,75 square meters with leases expiring in 2028.

Azul S.A.	107

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
Principal Factors Affecting Our Financial Condition and Results of Operations
We believe our operating and business performance is driven by various factors that affect the global and Brazilian economy, the Brazilian airline industry, trends affecting the broader Brazilian travel industry, and trends affecting the specific markets and customer base that we target. The following key factors may affect our future performance. In 2024, we continued to experience some challenges as the weakening Brazilian real, the floods in Rio Grande do Sul state, significant OEM and supply chain issues, and higher-than-expected fuel prices. However, despite the challenges, we grew as an airline during 2024, expanded our reach to 160 destinations, and won historic awards in several areas, such as being the 10th most punctual airline in the world, according to Cirium. In 2024 the demand for our products and services remained extremely strong, our capacity and traffic increased 5% and 7% respectively. Through our strong operations, we now have the ability to focus on our growth and margin expansion for the next several years. We continue to see exciting opportunities in our passenger, loyalty, vacations and logistics businesses.
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

108	Azul S.A.

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

	As of and for the Years ended December 31,
	2024	2023	2022

Real growth in gross domestic product	3.4%	2.9%	2.9%
Inflation (IGP-M)(1)	6.54%	(3.18)%	5.45%
Inflation (IPCA)(2)	4.83%	4.46%	5.79%
Long-term rates – TLP (average)(3)	5.30%	6.55%	7.20%
CDI Rate (average)(4)	10.88%	13.04%	12.40%
SOFR(5)	3.4%	5.5%	3.4%
Period-end exchange rate—reais per US$ 1.00	6.19	4.90	5.22
Average exchange rate—reais per US$ 1.00(6)	5.39	5.00	5.16
Average depreciation of the real vs. US$	(7.8)%	(3.3)%	(4.3)%
WTI crude price (average US$ per barrel during period)	94.53	77.66	94.50
Unemployment rate(7)	6.6%	7.8%	9.3%

Source: FGV, IBGE, Central Bank, Bloomberg and Energy information administration
(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP was replaced by TLP and is the Brazilian long-term interest rate (average of monthly rates for the year).
(4)	The CDI Rate is an average of inter-bank overnight rates in Brazil (daily average for the period).
(5)	Average U.S. dollar three-month SOFR for 2023 and LIBOR for the years 2022 and 2021.
(6)	Average of the exchange rate on each business day of the year.
(7)	Average unemployment rate for year as measured by IBGE.
According to IBGE, the Brazilian economy grew 3.4% in 2024 mainly due to the strength of the services sector, primarily driven by growth in services and industry. In comparison, GDP grew by 2.9% in 2023 and 3.0% in 2022, representing a continued recovery from the impacts of the COVID-19 pandemic which contributed to a 3.3% decrease in GDP in 2020.
In terms of passenger demand as measured by RPKs, according to ANAC, grew by 10.8% compared to 2023, while the supply ASK (Available Seat Kilometers) increased by 10%. In the comparison between December 2024 and December 2023, demand grew by 11.7%, while supply increased by 10.1%.
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

Azul S.A.	109

As of December 31, 2024, 18% and 12% of our domestic network overlapped with that of Gol and LATAM, respectively. At Viracopos airport, our primary hub, only 3 out of 69 domestic destinations faced direct competition from Gol or LATAM as of December 31, 2024.
In addition, we were the sole airline on 80% of our routes, we are the leading airline in 134 Brazilian cities in terms of departures and carried approximately 30 million passengers in the year ended December 31, 2024.
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
The table below shows our average fare in reais for the periods indicated, reflecting our total passenger revenue divided by passenger flight segments for such periods:

	Average Fare (R$)
Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2022	449.10	518.80	558.30	588.70
2023	590.80	550.10	587.60	643.63
2024	604.40	521.20	588.60	629.90
Effects of Exchange Rates, Interest Rates and Inflation
Our results of operations are affected by currency fluctuations. For the year ended December 31, 2024, 82.4% of our revenue was domestic and therefore denominated in reais while 45.5% of our operating expenses were either payable in or affected by the U.S. dollar, such as aviation fuel, certain flight hour maintenance contract payments and aircraft insurance. We also have certain aircraft debt denominated in U.S. dollars, see “Item 5.B. Liquidity and Capital Resources—Loans and Financings.” We use short-term arrangement to hedge against exchange rate exposure related to our aircraft lease and other rent payment obligations.
We also have assets denominated in foreign currency such as security deposits, maintenance reserves, cash and equivalents, and the TAP Bond, providing us with a natural hedge against our U.S. dollar denominated liabilities. In addition, our aircraft, engines, and spare parts are commercialized in U.S. dollars.

110	Azul S.A.

Inflation also had, and may continue to have, effects on our financial condition and results of operations. For the year ended December 31, 2024, approximately, 23.7% of our operating expenses, including salaries, catering and ground handling expenses were impacted by changes in inflation.
The Central Bank determines the base interest rate in order to manage inflation. Variations in interest rate affect primarily our long-term obligations subject to variable interest rates, including our loans and financing. As of December 31, 2024, we had R$ 14,981.4 million in current and noncurrent loans and financing of which 9.6% were indexed by the CDI rate, or interbank interest rate. In addition, interest rates also affect our financial income to the extent that we have investments indexed to the CDI Rate. The Central Bank has changed the base interest rate several times over the past years in order to keep inflation within its targets.
Principal Components of Our Results of Operations
Operating Revenue
Our operating gross revenue is primarily derived from transporting customers in our aircraft. For the year ended December 31, 2024, 92.8% of our gross revenue was derived from passenger revenue, and 7.2% was derived from other revenue.
For the year ended December 31, 2024, 82.4% of our revenue was domestic and therefore denominated in Brazilian reais. Passenger revenue is recognized either upon departure of the scheduled flight or when a purchased ticket expires unused, including revenue related to the redemption of Azul Fidelidade points for Azul flights. Cargo revenue is recognized when transportation is provided. Passenger revenue depends on our capacity, load factor and yield. Capacity is measured in terms of ASKs, which represents the number of seats we make available on our aircraft multiplied by the number of kilometers these seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPKs, which represents the number of kilometers flown by revenue passengers, by ASKs. Yield is the average amount that one passenger pays to fly one kilometer. We use RASK, or revenue divided by ASKs, and PRASK, or passenger revenue divided by ASKs, as our key performance indicators, because we believe they enable us to evaluate the balance between load factor and yield. Since our first year of operations, we have maintained a significant RASK and PRASK premium compared to our competitors given our higher load factors and yields. We expect that our strategy will enable us to maintain that premium in the future.
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

Azul S.A.	111

Operating Expenses
We are committed to maintaining a low-cost operating structure, and we seek to keep our expenses low by operating a young and efficient fleet with a single-class of service on domestic routes, maintaining high employee productivity, investing significantly in technology, utilizing our fleet efficiently and deploying low-cost distribution processes.
Our largest operating expense is aviation fuel, which represented 34.6% of our total operating expenses in 2024, 34.9% of our total operating expenses in 2023 and 45.2% in 2022. Aircraft fuel prices in Brazil are much higher than in the United States, as the Brazilian infrastructure needed to produce, transport and store fuel is expensive and aviation fuel prices are controlled by a concentrated number of suppliers. Our aviation fuel expenses are variable and fluctuate based on global oil prices. Since global prices are denominated in U.S. dollars, our aviation fuel costs are also subject to exchange rate fluctuations between the real and U.S. dollar.
During the year ended December 31, 2024, the fuel price per liter decreased 7.6%, from R$4.56 per liter for the year ended December 31, 2023 to R$4.21 per liter for the year ended December 31, 2024.
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
Salaries and benefits paid to our Crewmembers, include, among others, health care, dental care, child care reimbursement, life insurance, funeral assistance, school aid (granted to expatriate executive officers only), housing allowance (granted to expatriate executive officers only), bonuses, pension plans, transportation tickets, food allowances and meal vouchers. We believe that we have a cost advantage compared to industry peers in salaries and benefits expenses due to high employee productivity measured by the average number of employees per aircraft. We had 85 FTEs per aircraft as of December 31, 2024. We also benefit from generally lower labor costs in Brazil, when compared to other countries, which is somewhat offset by lower productivity due to government requirements over employee labor conditions and taxes on payroll.
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

112	Azul S.A.

Our advertising and publicity expenses include commissions paid to travel and cargo agents, fees paid to credit card companies and advertising associated with the sale of our tickets and other products and services. We believe that our distribution costs are lower than those of our competitors because a higher proportion of our customers purchase tickets directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems. We employ low-cost, innovative marketing techniques, focusing on social networking tools (Instagram, Facebook, Twitter, YouTube and Instagram) and generating word of mouth recognition, including visibly branded complimentary bus service and buzz marketing moments to enhance brand recognition and provide promotions directed at our customers. We believe that we have an advantage compared to industry peers in advertising and marketing expenses and expect this advantage will remain in the future.
Our maintenance and repair expenses consist of line maintenance checks and certain maintenance fees based on number of hours flown to access spare parts to repair aircraft and engines. Our fleet is the youngest compared to our main competitors, with an average age of 7.2 years, excluding our Cessna Caravan aircraft as of December 31, 2024. As the aircraft age, our maintenance expenses tend to increase.
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

Azul S.A.	113

We and our subsidiaries had net operating loss carryforwards of R$21,160.1 million for the year ended December 31, 2024, represented by income tax losses and negative basis of social contribution.
Critical Accounting Policies and Estimates
For this discussion, see our audited consolidated financial statements included elsewhere in this annual report.
Results of Operations
General
We believe we have created a robust network of profitable routes by stimulating demand through frequent and affordable air service. We expect that most of our domestic capacity growth will come from replacing smaller aircraft with larger, fuel efficient, next generation aircraft that have a lower seat cost. We also expect to continue adding select routes and cities that we believe possess high demand and growth potential and are either not served or underserved by other airlines. We expect to continue leveraging the strong connectivity we have created in Brazil to benefit from the addition of select international destinations in the United States and Europe. In addition, we believe that we will continue benefiting from additional revenue streams coming from our Azul Fidelidade loyalty program, our cargo, and our travel package businesses.
The following chart includes certain operating information that evidences the evolution of our business between 2008 through December 31, 2024:

			Total Aircraft at End of Period
As of	Cities Served	FTEs	Owned	Leased	Total(1)

December 31, 2008(1)	3	712	3	2	5
December 31, 2009(1)	17	1,535	8	6	14
December 31, 2010(1)	28	2,940	14	13	27
December 31, 2011(1)(2)	43	4,329	22	27	49
December 31, 2012(1)	100	8,914	50	74	124
December 31, 2013(1)	103	9,848	56	81	137
December 31, 2014(1)	106	10,501	46	107	153
December 31, 2015(1)	102	10,533	46	106	152
December 31, 2016(1)(3)	102	10,311	39	100	139
December 31, 2017(1)(3)	104	10,878	27	120	147
December 31, 2018(1)(3)	110	11,807	20	123	143
December 31, 2019(3)	116	13,189	19	147	166
December 31, 2020(4)	112	11,946	34	158	192
December 31, 2021(5)	147	12,485	37	155	192
December 31, 2022(6)	158	13,543	40	172	212
December 31, 2023(6)	167	15,248	40	169	209
December 31, 2024(1)	152	15,367	38	182	220

(1)	Includes aircraft held under finance and operating leases.
(2)	Includes operating information resulting from the TRIP acquisition since November 30, 2012.
(3)	Includes aircraft subleased to TAP, 15 as of December 31, 2019 and 13 as of December 31, 2020.
(4)	Includes 13 aircraft subleased to TAP and 1 subleased to Breeze Airways.
(5)	Includes 6 aircraft subleased to TAP and 3 subleased to Breeze Airways.
(6)	Includes 3 aircraft subleased to Breeze Airways.

114	Azul S.A.

Comparison of the year ended December 31, 2024 to the year ended December 31, 2023

	Years Ended December 31,		Percent Change
	2024	2023

	(in thousands of reais)
Passenger revenue	18,123,135	17,227,728	5.2%
Other revenues	1,403,073	1,326,697	5.8%
Total revenue	19,526,208	18,554,425	5.2%

Aircraft fuel	(5,583,503)	(5,890,485)	(5.2)%
Salaries and benefits	(2,722,872)	(2,408,364)	13.1%
Airport taxes and fees	(1,074,818)	(1,059,258)	1.5%
Auxiliary services for air transport	(872,481)	(807,563)	8.0%
Maintenance	(789,222)	(898,282)	(12.1)%
Advertising and publicity	(889,224)	(779,264)	14.1%
Depreciation and amortization	(2,563,982)	(2,404,223)	6.6%
Impairment and onerous contracts	143,790	245,636	(41.5)%
Insurance	(79,588)	(89,492)	(11.1)%
Other	(1,703,676)	(2,802,036)	(39.2)%
	(16,135,576)	(16,893,331)	(4.5)%

Operating profit (loss)	3,390,632	1,661,094	104.1%

Financial income	239,058	220,141	8.6%
Financial expenses	(5,247,414)	(5,608,771)	(6.4)%
Derivative financial instruments, net	317,729	(238,458)	(233.2)%
Foreign currency exchange, net	(7,890,179)	1,625,064	(585.5)%
Financial result	(12,580,806)	(4,002,024)	214.4%

Loss before income tax and social contribution	(9,190,174)	(2,340,930)	292.6%

Deferred income tax and social contribution	39,526	(39,526)	—%

Loss for the year	(9,151,371)	(2,380,456)	284.4%

Azul S.A.	115

The table below sets forth the breakdown of our operating revenues and expenses on a per-ASK basis for the periods indicated:

	For the Year Ended December 31,		Percent Change
	2024	2023
	(per ASK in R$ cents)

Net revenue:
Passenger revenue	39.15	39.46	(0.8)%
Cargo and other revenue	3.03	3.03	—%
Net revenues	42.18	42.48	(0.7)%
Operating expenses:
Aircraft fuel	12.06	13.39	(9.9)%
Salaries and benefits	5.88	5.45	7.9%
Depreciation and amortization	5.54	5.26	5.3%
Airport fees	2.32	2.40	(3.3)%
Passenger expenses	1.88	1.84	2.2%
Advertising and publicity	1.92	1.77	8.5%
Maintenance and repairs	1.70	1.56	9.0%
Other operating expenses	3.54	4.23	(16.3)%
Total operating expenses, net	34.86	35.89	(2.9)%
The table below presents our passenger revenue and selected operating data for the periods indicated.

	For the Year Ended December 31,		Percent Change
	2024	2023

Passenger revenue (in millions of reais)	18,123	17,228	5.2%
Available seat kilometers (ASKs) (millions)	46,292	44,006	5.2%
Load factor (%)	81.6%	80.4%	0.5p.p.
Passenger revenue per ASK (cents) (PRASK)	39.15	39.46	(0.8)%
Operating revenue per ASK (cents) (RASK)	42.18	42.48	(0.7)%
Yield per passenger kilometer (cents)	47.97	49.05	(2.2)%
Number of departures	322,082	316,896	1.6%
Block hours	567,774	550,843	3.1%
Revenue
In 2024, Azul´s total operating revenue increased 5.2% or R$971.8 million in the year ended December 31, 2024, reaching a record of R$19.5 billion. Passenger revenue increased 5.2% on 5.2% more capacity compared to the same period last year, boosted by the full recovery of corporate and international passenger demand.
Passenger Revenue
Passenger revenue increased 5.2% or R$895.4 million, from R$17,227.7 million in the year ended December 31, 2023 to R$18,123.1 million in 2024, due primarily to (i) a strong demand in both domestic and international passenger demand, and (ii) the outstanding performance of our other businesses units as Azul Fidelidade and Azul Viagens.

116	Azul S.A.

Other Revenues
Other Revenues increased 5.8% or R$76.4 million, from R$1,326.7 million in the year ended December 31, 2023 to R$1,403.1 million in 2024, due primarily to (i) a increase in international cargo net revenue of 8.7% or R$17.9 million, from R$206.3 million in the year ended December 31, 2023 to R$224.1 million in 2024 and, (ii) the expansion in our diversified customer base with growth among retailers, manufacturers, and e-commerce operators in Brazil who use our logistic solutions.
Operating Expenses
For the year ended December 31, 2024, Azul recorded operating expenses of R$16.1 billion, compared to R$16.9 billion in the year ended December 31, 2023, representing a reduction of 4.5%, mainly due to 7.6% reduction in jet fuel price per liter, offset by 7.8% average depreciation of the Brazilian real against the U.S. dollar and the capacity and revenue increase of 5.2% and 4.4%, respectively in addition to investments to growth and maximize fleet availability to benefit from the continued strong demand environment.
Aircraft fuel. Aircraft fuel decreased R$307.0 million, or 5.2%, from R$5,890.5 million in the year ended December 31, 2023 to R$5,583.5 million in the year ended December 31, 2024, even with a 5.2% increase in total capacity, mostly due to a 7.6% reduction in fuel price per liter (excluding hedges) and a reduction in fuel burn per ASK as a result of our more efficient next-generation fleet.
Salaries and benefits. Salaries and benefits increased 13.1% or R$314.5 million, from R$2,408.4 million in the year ended December 31, 2023 to R$2,722.9 million in the year ended December 31 2024, mainly driven by our capacity increase of 5.2% in 2024, a 4.8% union increase in salaries as a result of collective bargaining agreements applicable to all airline employees in Brazil, and the insourcing of certain activities as total costs reduction initiatives.
Airport taxes and fees. Airport taxes and fees increased 1.5% or R$15.6 million, from R$1,059.3 million in the year ended December 31, 2023 to R$1,074.8 million in the year ended December 31, 2024, mostly driven by the 5.2% increase in total capacity, partially offset by a reduction in fines related to the individual settlement agreement with the National Treasury Attorney’s Office and the Special Secretariat of the Federal Revenue of Brazil.
Auxiliary services for air transport. Auxiliary services for air transport increased 8.0% or R$64.9 million, from R$807.6 million in the year ended December 31, 2023 to R$872.5 million in the year ended December 31, 2024, mostly due to the 5.4% increase in passengers, 1.6% increase in departures, in addition to 4.8% inflation in the period, partially offset by the reduction in onboard services.
Advertising and publicity. Advertising and publicity expenses increased 14.1%, or R$110.0 million, from R$779.3 million in the year ended December 31, 2023 to R$889.2 million in the year ended December 31, 2024, mostly driven by higher advertising campaigns and regional events, in addition to the 4.4% increase in passenger revenue, leading to an increase in credit card fees and commissions.
Maintenance. Maintenance reduced 12.1%, or R$109.1 million, from R$898.3 million in the year ended December 31, 2023 to R$789.2 million in the year ended December 31, 2024, mostly driven by 7.8% average depreciation of the real against the U.S. dollar, savings from insourcing of maintenance events and renegotiations of our engine maintenance agreements, partially offset by a higher number of maintenance events to maximize aircraft availability and support 2024 growth.
Depreciation and Amortization. Depreciation and amortization increased 6.6% or R$159.8 million, from R$2,404.2 million in the year ended December 31, 2023 to R$2,564.0 million in the year ended December 31, 2024, driven by the increase in the size of our fleet compared to 2024, as a result of the fleet transformation process.
Impairment and onerous contracts. Impairment and onerous contracts. decreased 41.5% or R$101.8 million, from R$245.6 million in the year ended December 31, 2023 to R$143.8 million in 2024, mainly due to the expected use of aeronautical materials.

Azul S.A.	117

Insurance. Insurance decreased 11.1%, or R$9.9 million, from R$89.5 million in the year ended December 31, 2023 to R$79.6 million in the year ended December 31, 2024, mostly driven by the 2.1% decrease in total contractual fleet.
Other. Other decreased 39.2% or R$1,098.4 million, from R$2,802.0 million in the year ended December 31, 2023 to R$1,703.7 million in the year ended December 31, 2024, mainly driven by cost-reduction initiatives and lower judicial claims in the period, partially offset by the 7.8% depreciation of the Brazilian real against the US dollar.
Operating Profit
Operating profit increased 104.1%, or R$1,729.5 million, from R$1,661.1 million for the year ended December 31, 2023 to R$3,390.6 million in 2024. This increase is mainly due to the gradual rebuilding of the network, ending the year with an increase in passenger demand during 2024 of 6.7% compared to 2023 and a 7.6% reduction in fuel price per liter (excluding hedges) and a reduction in fuel burn per ASK as a result of our more efficient next-generation fleet.
Financial Result
Financial Income. Financial income increased 8.6%, or R$18.9 million, from R$220.1 million for the year ended December 31, 2023 to R$239.1 million in 2024, mainly due to the increase in financial investments.
Financial Expenses. Financial expenses reduced 6.4%, or R$361.4 million, from R$5,608.8 million for the year ended December 31, 2023 to R$5,247.4 million in 2024, mainly due to tax transaction, which led to a reduction in interest. In addition, R$552.1 million refers to debt restructuring costs and debentures in the year ended December 31, 2023.
Derivative Financial Instruments, net. Derivative financial instruments, net, profit was a gain of R$317.7 million for the year ended December 31, 2024, compared to a net loss of R$238.5 million in 2023, mainly due to R$433 million positive effects on convertible debentures balance related to share price devaluation.
This line reflects (i) U.S. dollar derivative instruments used to hedge our foreign exchange exposure resulting from U.S. dollar denominated financial expenses and (ii) heating oil derivative instruments used to hedge our fuel exposure. As of December 31, 2024, Azul has hedged 7.8% of its expected fuel consumption for the next twelve months by using mostly heating oil derivatives, which dropped 13% from an average of R$281.3 million in 2023 to an average of R$244.3 million in 2024.
Foreign Currency Exchange, net. The net currency exchange effect on our monetary assets and liabilities when remeasured into reais, amounted to a non-cash loss on net monetary and foreign exchange variations of R$7,890.2 million for the year ended December 31, 2024, a R$9,515.2 million compared to a gain of R$1,625.1 million in the year ended December 31, 2023, mainly due to the depreciation of the Brazilian real against the U.S. dollar of 7.8% in 2024, in addition to the increased in our debt denominated in U.S. dollars related of the issuance of Bridge Notes raising US$150 million in gross proceeds by our subsidiary, Azul Secured Finance II, as part of a broader agreement to provide superpriority financing.
Deferred income tax and social contribution
In the year ended December 31, 2024, expenses related to deferred income tax and social contributions totaled R$38.8 million, mostly reversal of provisions constituted in 2023 due to temporary differences recognized related to foreign exchange variations which are taxed on a cash basis.

118	Azul S.A.

Loss for the Year
Loss for the year increased R$6,770.9 million or 284.4%, from R$2,380.5 million for the year ended December 31, 2023 to R$9,151.4 million in 2024, due to the reasons explained above.
Comparison of the year ended December 31, 2023 to the year ended December 31, 2022

	Years Ended December 31,		Percent Change
	2023	2022

	(in thousands of reais)
Passenger revenue	17,227,728	14,594,945	18.0%
Other revenues	1,326,697	1,353,122	(2.0)%
Total revenue	18,554,425	15,948,067	16.3%

Aircraft fuel	(5,890,485)	(6,561,288)	(10.2)%
Salaries and benefits	(2,408,364)	(1,954,568)	23.2%
Airport taxes and fees	(1,059,258)	(911,246)	16.2%
Auxiliary services for air transport	(807,563)	(641,900)	25.8%
Maintenance	(898,282)	(616,209)	45.8%
Advertising and publicity	(779,264)	(699,003)	11.5%
Depreciation and amortization	(2,404,223)	(2,094,448)	14.8%
Impairment and onerous contracts	245,636	1,102,791	(77.7)%
Insurance	(89,492)	(103,216)	(13.3)%
Other	(2,802,036)	(2,039,425)	37.4%
	(16,893,331)	(14,518,512)	16.4%

Operating profit (loss)	1,661,094	1,429,555	16.2%

Financial income	220,141	277,289	(20.6)%
Financial expenses	(5,608,771)	(4,793,782)	17.0%
Derivative financial instruments, net	(238,458)	958,005	(124.9)%
Foreign currency exchange, net	1,625,064	1,406,566	15.5%
Financial result	(4,002,024)	(2,151,922)	86.0%

Loss before income tax and social contribution	(2,340,930)	(722,367)	224.1%

Deferred income tax and social contribution	(39,526)	—	—%

Loss for the year	(2,380,456)	(722,367)	229.5%

Azul S.A.	119

The table below sets forth the breakdown of our operating revenues and expenses on a per-ASK basis for the periods indicated:

	For the Year Ended December 31,		Percent Change
	2023	2022
	(per ASK in R$ cents)

Net revenue:
Passenger revenue	39.46	36.88	7.0%
Cargo and other revenue	3.03	3.42	(11.4)%
Net revenues	42.48	40.29	5.4%
Operating expenses:
Aircraft fuel	13.39	16.58	19.3%
Salaries and benefits	5.45	4.94	10.3%
Depreciation and amortization	5.26	5.29	(0.6)%
Airport fees	2.40	2.30	4.3%
Passenger expenses	1.84	1.62	13.2%
Advertising and publicity	1.77	1.77	n.a.
Maintenance and repairs	1.56	1.50	4.0%
Other operating expenses	4.23	3.43	23.4%
Total operating expenses, net	35.89	36.68	(4.1)%

n.a. = not applicable
The table below presents our passenger revenue and selected operating data for the periods indicated.

	For the Year Ended December 31,		Percent Change
	2023	2022

Passenger revenue (in millions of reais)	17,228	14,595	18.0%
Available seat kilometers (ASKs) (millions)	44,006	39,579	11.2%
Load factor (%)	80.4%	79.7%	0.5p.p.
Passenger revenue per ASK (cents) (PRASK)	39.15	36.88	7.0%
Operating revenue per ASK (cents) (RASK)	42.16	40.29	5.4%
Yield per passenger kilometer (cents)	48.67	46.25	6.1%
Number of departures	316,896	304,429	4.1%
Block hours	550,843	518,813	6.2%
Revenue
In 2023, our total operating revenue increased 16.3% or R$2.6 billion in the year ended December 31 2023, reaching a record of R$18.6 billion. Passenger revenue increased 18.0% on 11.2% more capacity compared to 2022, boosted by the full recovery of corporate and international passenger demand.
Passenger Revenue
Passenger revenue increased 18.0% or R$2,632.8 million, from R$14,594.9 million in the year ended December 31, 2022 to R$17,227.7 million in 2023, due primarily to (i) a 12.2% growth in RPKs as a result of the recovery in passenger demand; and (ii) our ability to increase fares, demonstrating our rational capacity deployment and the sustainable competitive advantages of network and business model.

120	Azul S.A.

Other Revenues
Other Revenues decreased 2.0% or R$26.4 million, from R$1,353.1 million in the year ended December 31, 2022 to R$1,326.7 million in 2023, due primarily to a reduction in international cargo net revenue of 40.4% or R$139.9 million, from R$346.2 million in the year ended December 31, 2022 to R$206.3 million in 2023.
Operating Expenses
For the year ended December 31, 2023, Azul recorded operating expenses of R$16.9 billion, compared to R$14.5 billion in 2022, representing an increase of 16.4%, mainly due to the capacity and revenue increase of 11.2% and 18.0%, respectively in addition to investments made in the fourth quarter to support 2024 growth and maximize fleet availability to benefit from the continued strong demand environment, offset by a 16.1% reduction in jet fuel price per liter and 3.3% average depreciation of the Brazilian real against the U.S. dollar.
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
Maintenance. Maintenance increased 45.8%, or R$282.1 million, from R$616.2 million in the year ended December 31, 2022 to R$898.3 million in the year ended December 31, 2023, mostly driven by a higher number of maintenance events to maximize aircraft availability and support 2024 growth, partially offset by a higher share of maintenance events insourced, 3.3% average appreciation of the Brazilian real against the U.S. dollar and cost savings from the renegotiation of our engine maintenance agreements.
Depreciation and Amortization. Depreciation and amortization increased 14.8% or R$309.8 million, from R$2,094.4 million in the year ended December 31, 2022 to R$2,404.2 million in the year ended December 31, 2023, driven by the increase in the size of our fleet compared to 2022.
Impairment and onerous contracts. Impairment and onerous contracts. decreased 77.7% or R$857.2 million, from R$1,102.8 million in 2022 to R$245.6 million in 2023, mainly due to the impairment reversal of 14 Embraer E-195 E1s.
Insurance. Insurance decreased 13.3%, or R$13.7 million, from R$103.2 million in the year ended December 31, 2022 to R$89.5 million in the year ended December 31, 2023, mostly driven by the 2.6% decrease in total contractual fleet.

Azul S.A.	121

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
Derivative Financial Instruments, net. Derivative financial instruments, net, loss was an expense of R$238.5 million for the year ended December 31, 2023, compared to a net gain of R$958.0 million in 2022, mainly due to unrealized losses related to fuel hedge contracts resulting from the sharp decreased in fuel prices. A decrease in fuel prices positively affects the Company through a reduction in costs. However, decreases on fuel prices also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price.
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
Foreign Currency Exchange, net. The net currency exchange effect on our monetary assets and liabilities when remeasured into reais, amounted to a non-cash gain on net monetary and foreign exchange variations of R$1,625.1 million for the year ended December 31, 2023, an increase of 15.5%, or R$218.5 million compared to a gain of R$1,406.6 million in 2022, mainly due to the appreciation of the Brazilian real against the U.S. dollar of 3.3% in 2023, in addition to the increased in our debt denominated in U.S. dollars related of the issuance of US$800 million aggregate principal amount of 11.930% Senior Secured First Out Notes due 2028 in the second half of 2023, resulting in a decrease in our lease liabilities and foreign currency indebtedness.
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

122	Azul S.A.

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
During the second half of 2024, we negotiated the Restructuring Transactions, which were completed on January 28, 2025, with certain transactions having been implemented in the first half of 2025. The Restructuring Transactions include (i) restructuring and recapitalization transactions entered into with the holders of our Existing Notes and Convertible Debentures which were implemented through Exchange Offers, including the issuance of the New Exchange Notes and the Superpriority Notes (each as defined below), and (ii) the restructuring of substantially all of our obligations with certain lessors and OEMs, including through the elimination of equity issuance obligations owed to lessors and OEMs totaling approximately US$557 million, in exchange for the issuance of approximately 96 million preferred shares in April 2025, the cancellation of certain Original Lessor/OEM Notes in transactions with certain lessors/OEMs and the exchange of the remaining Original Lessor/OEM Notes for new Lessor/OEM 2032 PIK Notes. See “Item 4. Information on the Company—Business Overview—Restructuring Transactions.”
As of December 31, 2024, our total cash position consisting of cash and cash equivalents and short-term and long-term investments, was R$2,322.4 million compared to R$2,677.6 million as of December 31, 2023.

Azul S.A.	123

We believe that we will continue to be able to access equity and debt capital markets if and when necessary. As of the date of this annual report, we are continuing to discuss with investors a financing of up to approximately R$600 million to be secured by certain credit and debit card receivables generated by our passenger airline business. We currently expect that such financing will have a maturity of up to six months and be prepayable in the event that we receive any government-backed financing. We currently expect that this financing would be provided by certain investors holding our Secured Debt Obligations.
The table below presents our cash flows from operating, investing and financing activities for the periods indicated:

	For the Year Ended December 31,
	2024	2023	2022
	(in thousands of reais)
Cash Flow
Net cash provided (used) by operating activities	2,787,024	3,439,691	2,437,315
Net cash used in investing activities	(1,565,655)	(874,482)	(639,852)
Net cash provided (used) by financing activities	(1,920,109)	(1,392,942)	(4,203,587)
Exchange rate changes on cash and cash equivalents	11,413	56,721	673
Increase (Decrease) in cash and cash equivalents	(687,327)	1,228,988	(2,405,451)
Net Cash Provided (Used) By Operating Activities
Net cash provided (used) by operating activities in 2024 was R$2,787.0 million compared to R$3,439.7 million in the year ended December 31, 2023. The reduction of the operating cash flows was mainly due to (i) an increase in losses in the period due to foreign currency exchange variations and (ii) higher level of anticipations of accounts receivables in 2024 compared to 2023.
Net Cash Used In Investing Activities
Net cash used in investing activities was R$1,565.7 million in 2024, compared to R$874.5 million in the year ended December 31, 2023. The increase in cash used in investing activities is mostly related to the capitalized maintenance of R$577.5 million in 2024.
Net Cash Provided (Used) By Financing Activities
Net cash used by financing activities was R$1,920.1 million in 2024 compared to R$1,392.9 million in the year ended December 31, 2023. The increase in net cash used in financing activities was mainly due to (i) the increase in fleet size and, (ii) lower rent fees in 2023 due to renegotiations in that year.

124	Azul S.A.

Contractual Obligations
Our non-cancellable contractual obligations (in thousands of R$) as of December 31, 2024 included the following:

	2025	2026-2027	2028-2030	>2030
	Less than 1 year	1 to 2 years	3 to 5 years	More than 5 years	Total
	(in thousands of R$)
Commitments for future aircraft acquisition	2,149,234	11,990,617	17,238,126	2,271,465	33,649,442
Lease liabilities	6,667,939	9,490,655	10,768,674	7,790,917	34,718,185
Non-aircraft loans	1,859,289	195,649	11,262,028	—	13,316,966
Debentures	597,675	368,298	1,187,167	—	2,153,140
Aircraft loans	181,228	807,811	11,312	—	1,000,351
Interest on commitments	(188,324)	(3,562,501)	(7,173,998)	(2,271,465)	(13,196,288)
Interest on lease liabilities	1,502,340	(3,151,168)	(5,925,554)	(5,764,956)	(13,339,338)
Interest payable on bonds	(306,671)	(3,264,902)	(3,454,338)	(196,525)	(7,222,436)
Total	12,462,710	12,874,460	23,913,417	1,829,436	51,080,023
Loans and Financings
As of December 31, 2024, we had total loans and financing of R$ 37,542.6 million (including R$1,182.4 million of Convertible Debentures, R$17,338.7 million of lease liabilities, R$1,357.0 million of leases - notes and R$2,683.2 million of lease - convertible to equity), compared to R$26,046.9 million as of December 31, 2023 (including R$1,201.6 million of Convertible Debentures, R$12,455.8 million of lease liabilities, R$1,030.8 million of leases - notes and R$1,659.7 million of lease - convertible to equity).
During the second half of 2024, we negotiated the Restructuring Transactions, which were completed on January 28, 2025, with certain transactions having been implemented in the first half of 2025. The Restructuring Transactions include (i) restructuring and recapitalization transactions entered into with the holders of our Existing Notes and Convertible Debentures which were implemented through Exchange Offers, including the issuance of the New Exchange Notes and the Superpriority Notes (each as defined below), and (ii) the restructuring of substantially all of our obligations with certain lessors and OEMs, including through the elimination of equity issuance obligations owed to lessors and OEMs totaling approximately US$557 million, in exchange for the issuance of approximately 96 million preferred shares in April 2025, the cancellation of certain Original Lessor/OEM Notes in transactions with certain lessors/OEMs and the exchange of the remaining Original Lessor/OEM Notes for new Lessor/OEM 2032 PIK Notes. See “Item 4. Information on the Company—Business Overview—Restructuring Transactions.” See “Item 4. Information on the Company—Business Overview—Restructuring Transactions.”

Azul S.A.	125

The following tables set forth our short-term and long-term loans and financing as of December 31, 2024 and 2023:

	As of December 31,
	2024	2023
	(in thousands of reais)

Short-Term Debt
Local currency	1,063,546	530,421
Foreign currency (U.S. Dollars)	1,150,282	181,525
Senior Notes	117,693	413,912
Lease liabilities	4,928,197	3,349,056
Lease Notes	144,706	121,948
Lease Equity	1,241,318	216,388
Total short-term debt	8,645,742	4,813,250
Long-Term Debt
Local Currency	1,556,832	454,666
Foreign currency (U.S. Dollars)	817,756	1,383,447
Senior Notes	11,457,677	7,936,551
Lease liabilities	12,410,501	9,106,771
Lease Notes	1,212,278	908,897
Lease Equity	1,441,847	1,443,351
Total long-term debt	28,896,891	21,233,683
Total loans and financing	37,542,633	26,046,933
The following table sets forth the financial charges and balances of our aircraft and non-aircraft debt and excludes lease liabilities as of the periods indicated:

			As of December 31,
	Financial Charges		2024	2023

Aircraft financing(1)
In local currency (R$)	6.5%	Monthly repayment	3,509	36,367
In foreign currency (U.S.$)(1)	4.9% , SOFR1M + 4.6%; SOFR3M +2.6%	Monthly and quarterly payment	991,077	363,365
Non-aircraft financing:
In foreign currency (U.S.$)	7.3% to 11.9%; SOFR Index + 8.3%	Semi-annual and quarterly payment	12,552,334	8,350,460
In local currency (R$)	CDI + 1.6%	Bullety payment	592,639	29,648
Debentures (R$)	CDI + 5.0% and 6.25%	Monthly and quarterly payment	841,858	919,072
Convertible debenture (R$)	12%	Semi-annual payment	1,182,368	1,201,610
			16,163,785	10,900,522

(1)	Aircraft financing includes lease liabilities and financing agreements with respect to our aircraft, flight simulators and related equipment.
As of December 31, 2024, we had 259 aircraft and engines under leases with an aggregate balance of R$16,357.9 million, 20 aircraft and engines held under finance leases with an outstanding total of R$710.9 million, with the underlying aircraft as collateral, and 37 owned aircraft and engines, which are accounted for under Property, Plant and Equipment in the net amount of depreciation of R$1,434.0 million. Our non-aircraft secured loans, aircraft leases and aircraft debt financing contain customary covenants and restrictions, such as default in case of change of control and termination, or non-renewal of the agreement.

126	Azul S.A.

Our debt securities, loans, aircraft leases and aircraft debt financing contain certain customary covenants and restrictions, which vary depending on the terms of each financing and which are subject to certain limitations and exceptions. Such covenants include, among other provisions (i) restrictions on the incurrence of debt, the granting of liens, the making of restricted payments and investments, entering into certain business activities, entering into mergers, consolidations or certain other transactions, the disposal of assets (including the disposal of collateral securing the relevant financings, as applicable), and the operation of the Azul Fidelidade program, the Azul Viagens business and the Azul Cargo business (including obligations in respect of customer databases), and (ii) obligations to deliver financial statements and certain certificates, including relating to compliance with financial covenants and restrictions, to redeem or offer to repurchase the relevant debt in certain circumstances and to grant and perfect additional collateral in certain circumstances.
For information in relation to certain covenants and restrictions in our debt, see “Item 3.D. Risk Factors—Risks Relating to our Business and the Brazil and the Brazilian Civil Aviation Industry—The affirmative and negative covenants in our financing agreements impose significant operating and financial restrictions on us, which limits our flexibility to respond to changing business and economic conditions, to complete certain transactions and to take advantage of business opportunities. Failure to comply with the terms of our debt and other obligations may result in the acceleration of debt and enforcement action being taken against collateral.”
The indentures (including, as applicable, supplemental indentures thereto) governing the Existing Notes, the Secured Notes and the Lessor/OEM 2032 PIK Notes are filed as exhibits to this annual report on Form 20-F and include the full text of the relevant covenants and restrictions, and include schedules describing certain provisions of the 1L Exchangeable Notes and the 2L Exchangeable Notes.
As of December 31, 2024, we were in compliance with the covenants provided for by the terms of our long-term indebtedness.
Capital Expenditures
Our gross capital expenditures (acquisitions of property, equipment, capitalized maintenance and intangibles) for the years ended December 31, 2024, 2023 and 2022, totaled R$1,493.8 million, R$972.3 million and R$1,451.1 million, respectively. Most of these expenditures are related to the acquisition of new aircraft, engines, engine overhaul and aircraft equipment such as spare parts. Other capital expenditures include IT systems and facilities.
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

Azul S.A.	127

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
D.Trend Information
In 2024 we faced several challenges, such as (i) devaluation of the real, the Brazilian currency faced a year of volatility and ended 2024 with a devaluation of 26.37%. (ii) growth in inflation rates in the most developed markets, such as the United States and Europe, (ii) shortage of credit, causing a significant increase in interest rates for raising funds, (iii) crisis in the supply chain of maintenance materials that puts adverse pressure on costs for us, and (iv) abrupt increases in oil prices that directly impact jet fuel costs.
Given this scenario, we have taken certain proactive measures to secure our liquidity position including renegotiating the terms of agreements with our aircraft lessors, our Brazilian and international creditors, our employees and their unions and with international airport and regulatory authorities. In 2024, we completed a series of restructuring and capital raising transactions to strengthen our capital structure and improve our cash generation, as described under Item 4.B. Business Overview—Restructuring.”As we have indicated in our public statements, our focus now is to take advantage of our competitive position and optimize it, so we can become even more efficient, flexible and in a better position to explore future opportunities.
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
However, we believe that our business model, strong cash position and balance will enable us to continue growing. Also, in the long-term, we believe that demand for passenger aircraft travel in the markets we serve will continue to grow as travel remains underpenetrated in Brazil compared to other developed economies. Under normal economic conditions, we believe there is a strong growth opportunity in airline service on routes not served by us or underserved routes among larger, medium-sized, and regional cities in Brazil. We expect the increase in demand for air travel will come from both domestic and international markets. In addition, we believe there is an opportunity to leverage our network connectivity by serving additional selected international destinations.
E.Critical Accounting Estimates
For this discussion, see our audited consolidated financial statements included elsewhere in this annual report.

128	Azul S.A.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
Board of Directors
Our board of directors is responsible for, among other tasks, establishing our overall strategy and general business policies, supervising management, electing and removing our executive officers, and appointing our independent auditors. Our bylaws determine that our board of directors shall be composed of five to fourteen members. Pursuant to the governance provisions agreed to as part of the Restructuring Transactions, with effect from our annual shareholders’ meeting to be held on April 30, 2025, the size of our board of directors will be reduced to nine members.
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
Currently, our board of directors is composed of 13 members, elected in accordance with the Shareholders’ Agreement, three of whom were appointed by TRIP’s former shareholders, one of whom was appointed by Calfinco and the remainder were appointed by David Neeleman. On April 29, 2021, nine current members were reelected and two new members were appointed to our board of directors. One director was appointed by Calfinco (Mr. Patrick Wayne Quayle), replacing Calfinco’s previous appointee, and one director was appointed by David Neeleman (Mr. Peter Allan Otto Seligmann, an ESG specialist). At the extraordinary general meeting held on December 29, 2022, the shareholders of the Company accepted the resignation submitted by the board member, Mr. Gelson Pizzirani, and elected Mrs. Renata Faber Rocha Ribeiro as a board member, further advancing the Company's commitment to make efforts to promote gender equality, as per the favorable opinion of the Company's ESG Committee, at a meeting held on November 7, 2022. Ten members of our board of directors are independent members, according to the regulations of the Level 2 segment of the B3. Also, in connection with the Company's commitment to make efforts to expand diversity and promote gender equality at all levels of its organizational structure, to elect, at Extraordinary General Shareholders’ Meeting, held on October 4, 2023, unanimously by shareholders holding one hundred percent (100%) of the common shares of the Company, Mrs. Daniella Marques Consentino, as an Independent Member of our board of directors.

Azul S.A.	129

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
In 2024, we paid our board of directors a fixed aggregate compensation amount totaling approximately R$5.1 million for services rendered. The members of our board of directors are also granted stock-based compensation as a long-term incentive, see “Item 6.B. Management Compensation—Stock-Based Incentive Plans.” In addition, as a benefit, our directors receive passenger tickets on our flights.
As of December 31, 2024, we have entered into contractual arrangements, insurance policies and other instruments structuring compensation or indemnification mechanisms for our directors, as applicable.
The table below sets forth the name, title, election date, expiration date of the term of office, and the date of birth of each of the current members of our board of directors:

Name	Title	Election Date(1)	Mandate Term	Date of Birth

David Gary Neeleman	Chairman	April 28, 2023	April 28, 2025	October 16, 1959
Sérgio Eraldo de Salles Pinto	Vice-Chairman(2)	April 28, 2023	April 28, 2025	September 24, 1964
Carolyn Luther Trabuco	Independent Member(2)	April 28, 2023	April 28, 2025	April 15, 1969
Michael Paul Lazarus	Independent Member(2)	April 28, 2023	April 28, 2025	May 20, 1955
José Mario Caprioli dos Santos	Independent Member(2)	April 28, 2023	April 28, 2025	July 11, 1971
Renan Chieppe(3)	Independent Member(2)	April 28, 2023	April 28, 2025	April 6, 1962
Gilberto de Almeida Peralta	Independent Member(2)	April 28, 2023	April 28, 2025	May 3, 1957
Patrick Wayne Quayle	Independent Member(2)	April 28, 2023	April 28, 2025	November 22, 1978
Peter Allan Otto Seligmann	Independent Member(2)	April 28, 2023	April 28, 2025	September 30, 1950
Renata Faber Rocha Ribeiro	Independent Member(2)	April 28, 2023	April 28, 2025	June 1, 1980
Daniella Marques Consentino	Independent Member(2)	October 4, 2023	April 28, 2025	October 6, 1979
James Jason Grant	Independent Member(2)	February 25, 2025	April 28, 2025	March 9, 1972
Ricardo Vaze Pinto	Independent Member(2)	January 6, 2025	April 28, 2025	June 5, 1975

(1)	Refers to date of most recent election.
(2)	Independent according to the regulations of the Level 2 segment of the B3.
(3)	Renan Chieppe and Decio Luiz Chieppe are relatives.

130	Azul S.A.

Mr. Jonathan Seth Zinman was appointed by the board of directors as an independent board observer on February 27, 2025, and he is expected to be appointed as a member of the board of directors at our annual shareholders’ meeting to take place no later than April 30, 2025 pursuant to the governance requirements set forth in the New 2029 Notes and the New 2030 Notes issued as part of the Restructuring Transactions.
The business address of each member of our board of the directors is Avenida Marcos Penteado de Ulhôa Rodrigues, n. 939, 8th floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, Zip Code 06460-040, in the city of Barueri, State of São Paulo – Brazil.
The following discussion contains summary biographical information relating to each of the members of our board of directors:
David Gary Neeleman, a dual Brazilian and U.S. citizen, is our Chairman of our board of directors and served as Chief Executive Officer until July 2017, since he founded Azul in January 2008. Prior to Azul, Mr. Neeleman founded JetBlue, where he was the Chief Executive Officer from 1998 to 2007 and Chairman from 2002 to 2008. Mr. Neeleman’s career in the airline industry began in 1984 when he co-founded Morris Air. As president at Morris Air, he implemented the industry’s first electronic ticketing system and pioneered a home reservationist system that is now the foundation of JetBlue’s call center. Mr. Neeleman sold Morris Air in 1993 and took the electronic ticketing to Open Skies. He sold Open Skies to Hewlett Packard in 1999. Mr. Neeleman was also co-founder of WestJet Airlines and served as a member of its board of directors from 1996 to 1999. Mr. Neeleman currently also serves as CEO and Chairman on Breeze Airways, as well as a member of the board of directors of Azorra Aviation LLC. as announced on July 2, 2022, and as a member of the board of directors of Lilium N.V., since September 2021. He also has been a member of our Compensation Committee since August 8, 2011.
Sérgio Eraldo de Salles Pinto is our Vice-Chairman of our board of directors, having been elected as an independent member since March 10, 2008. Mr. Sergio is CEO of Grupo Bozano and currently also serves as an external member of the Audit, Risk and Ethics Committee of Embraer, member of Investment Committees of Crescera Capital, CEO of Legend Capital and representative member of the Shareholders Committee of Conglomerado Alfa. In addition to the positions currently held, he served as a member of the board of directors of large companies, such as Netpoints, Embraer, Votorantim S.A. and Votorantim Finanças S.A., having also served as officer of Banco Bozano, Simonsen S.A., and as Chairman of Bozano Simonsen Securities in London. Mr. Sergio holds a degree in Economics and Electrical Engineering from the Universidade de Brasília and a master degree in Economics from Fundação Getúlio Vargas – Rio de Janeiro, and a master degree in Business Administration from the Pontifícia Universidade Católica – Rio de Janeiro. He also has been a member of our Audit Committee and our Compensation Committee since October 30, 2018, and August 8, 2011, respectively.
Carolyn Luther Trabuco has been an independent member of our board of directors since March 10, 2008. Mrs. Trabuco is the founder of Thistledown Advisory Group LLC, an advisory firm that works with companies focusing on high growth disruptive industry opportunities created by ESG and sustainability driven investment demand. Prior to founding Thistledown, she was a portfolio manager and senior advisor at Phibro Energy Trading LLC, with responsibility for investing in global resources, oil and energy equities. Prior to that, Mrs. Trabuco was a portfolio manager and senior equity research analyst at Pequot Capital Management where she established the firm’s investment presence in global metals, mining and steel and investments in Brazil. Mrs. Trabuco began her investment career in Equity Research at Fidelity Investments and later at the Wall Street firms Lehman Brothers, Montgomery Securities and First Union Capital Markets. Mrs. Trabuco also serves as an independent member of the board of directors of Critical Metals Corp., to be the operator of Europe’s first fully licensed lithium mine, as well as a member of the board of directors and Audit Committee for Sizzle Acquisition Corp., listed on the NASDAQ. In January 2023, Ms. Trabuco has joined as a new member of the Board Diversity Initiative of the NYSE. She graduated from Georgetown University (A.B.) and Sacred Heart University (MPA). She also has been a member of our Compensation Committee and our ESG Committee since December 11, 2009 and August 9, 2021, respectively.

Azul S.A.	131

Michael Paul Lazarus has been an independent member of our board of directors since February 20, 2013. Currently Mr. Lazarus manages LAZCAP, a family office investing in seed and early-stage growth companies. Mr. Lazarus co-founded Weston Presidio Capital, a private equity firm focused on growth companies, in 1991 and currently serves as one of its Managing Partners. Mr. Lazarus was also a founding partner of Main Post Partners, a San Francisco, California, based growth equity fund. Prior to the formation of Weston Presidio Capital, he served as Managing Director and Director of the Private Placement Department of Montgomery Securities. He was previously the founding Chairman of JetBlue Airways and served on the board of directors for the airline as well as on the boards of directors of Restoration Hardware, Morris Air, Guitar Center, Fender Musical Instrument Corp., Integro, Jimmy John’s LLC, and numerous privately held companies. Mr. Lazarus graduated with a bachelor’s degree in Accounting from Grove City College. Mr. Lazarus is a guest lecturer at various business schools throughout the United States. He also has been a member of our ESG Committee since August 9, 2021.
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
Renan Chieppe has been an independent member of our board of directors since August 15, 2012. He serves as Vice-President of Grupo Águia Branca – Passenger Division, having held the position of Chief Executive Officer of Grupo Águia Branca until December 2022, for a term of 4 years. Mr. Chieppe is a member of the board of directors of VIX Logística S.A., and in addition to serving as President of the Federation of Transport Companies of the state of Espírito Santo (Federação das Empresas de Transportes do Espírito Santo) – Fetransportes, he also was the President of ABRATI (Brazilian Association of Land Passenger Transport Companies). Mr. Chieppe holds a degree in Business Administration from Faculdades Integradas Espírito-Santenses, with a specialization in Advanced Management from Fundação Dom Cabral. He also has been a member of our ESG Committee since August 9, 2021.
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

132	Azul S.A.

Peter Allan Otto Seligmann has been an independent member of our board of directors since April 29, 2021. He is the CEO and co-founder of Nia Tero, an entity which works alongside Indigenous peoples and local communities in securing their rights, cultures, and well-being through agreements that secure the vitality of their oceans and lands. Mr. Seligmann is also the Chairman and former CEO, of Conservation International (CI), a global nonprofit organization he co-founded in 1987. Under Mr. Seligmann’s leadership, CI emerged as one of the most impactful conservation organizations in the world. CI, working in over 40 nations, has become a cutting-edge leader in valuing and sustainably caring for nature for the well-being of people. For nearly 40 years, Mr. Seligmann has been an influential and inspiring voice in conservation. He works in partnership with governments, communities, and businesses to find innovative and pragmatic solutions to ensure the sustainability of our natural resources. Mr. Seligmann is a Director at First Eagle Holdings, Inc. He is a member of the Council on Foreign Relations, serves on the advisory board of BDT & Company, and also serves on the boards of the Mulago Foundation, Lafayette Square, Only One and Glassybaby. He was also named to the Enterprise for the America’s Board by President Clinton in 2000. He holds a Master of Science in Forestry and Environmental Science from Yale University and a Bachelor of Science in Wildlife Ecology from Rutgers University. Mr. Seligmann has Honorary Doctorates in Science from Michigan State University and Rutgers University. He also has been a member of our ESG Committee since August 9, 2021.
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
Daniella Marques Consentino has been an independent member of our board of directors since October 2023. Mrs. Marques has more than 17 years of experience in the financial market and in asset management area, is a Partner at Gaya Advisors, and also serves as an independent member of the Strategy and Sustainability Committee of Cosan S.A., in addition to offering support in the development and implementation of projects to accelerate the green agenda and its interfaces in the tax and carbon areas. Mrs. Marques is also a member of the Strategic Board of Legend Capital and Astra Payments, and chairs the Board of the Instituto Tikva, a United Nations affiliate for sheltering vulnerable women, as well as acting as a mentor and speaker on topics focused on inclusion and financial promotion of women. Mrs. Marques held the position of President of Caixa Econômica Federal, the largest bank in terms of assets in Brazil – exceeding 1 trillion Reais, with around 90 thousand employees. She worked directly in structuring and conducting female entrepreneurship and financial guidance programs for women through the “Caixa pra Elas” and “Brasil pra Elas” programs, reaching more than 30 million women. Mrs. Marques was also a founding partner and COO of Crescera Capital, and headed the Special Advisory for Strategic Affairs of the Brazilian Ministry of Economy, working on highly relevant projects, such as the Brazilian Pension Reform, the Sanitation framework and coping measures of COVID-19. She was the Special Secretary for Productivity and Competitiveness, leading the resumption of the Crédito Brasil Empreendedor program, the reduction of the Brazilian tax “IPI” and the Investment Monitor. She was President of the Board of Directors of Elo Serviços S.A. – Elo Cartões and the Brazilian Agency for Industrial Development – ABDI, as well as a member of the Board of Directors of CNP Seguros Holding Brasil S.A., among other leadership positions. Mrs. Marques has a degree in Business Administration from the Pontifical Catholic University of Rio de Janeiro – PUC/RJ, and an MBA in Finance from IBMEC.

Azul S.A.	133

James Jason Grant has been an independent member of our board of directors since February 2025. Jason has a background both as an investor and senior executive in industrial businesses. Mr. Grant is a Founder and Managing Partner of Headhaul Capital Partners LLC, a private equity firm focused on investing in transportation and logistics sectors. He also has significant operating experience, focusing on finance and operational turnaround, which includes experience as CFO for Singer Vehicle Design and EVP, CFO and CCO of United Maritime Group LLC, an integrated dry bulk shipping and logistics business. He started his career in the aviation industry with Canadian Airlines International and American Airlines in financial roles and went on to play an integral part in the restructuring of Atlas Air, where he would eventually become CFO. Mr. Grant received a BA in Business Administration from Wilfrid Laurier University and an MBA from Simon Fraser University in British Columbia, Canada.
Ricardo Vaze Pinto has been an independent member of our board of directors since January 2025. has been the Governance, Legal and Tax Director of the holding company of ÁguiaBranca Group since 2002, coordinating legal, tax, accounting, governance and compliance. He has extensive legal experience in both the corporate and litigation areas, as well as governance, compliance, integrity, risk management, tax, M&A, capital markets, intellectual property, contracts and negotiations. He also advises on family office structures and successions. Ricardo is a lawyer and accountant (FDV-MG/1997), with an MBA in Tax and Succession Planning (FUCAPE), a postgraduate degree in Business Law (LL.M – IBMEC RJ), a postgraduate degree in Corporate Law (UFMG) and a specialization in Governance and Family Businesses from IBGC, Cambridge Family Enterprise Group and Fundação Dom Cabral.
In addition, and in accordance with decisions approved at the Extraordinary General Shareholders’ Meeting held on February 25, 2025, our board of directors has also appointed Mr. Jonathan Seth Zinman as an observer to our board of directors. Mr. Zinman has a strong track record of leadership and delivering creative and value-maximizing solutions as a board member and as an investor. Mr. Zinman had over 17 years of industry experience, including as a senior investment analyst specializing in event-driven, process-intensive and post-reorganization situations, a board member for companies challenged by or having emerged from various forms of distress, and as a restructuring lawyer. He founded and currently manages JZ Advisors LLC and sums many years as a managing director at large capital and asset management companies. Mr. Zinman holds a BA from Duke University and an MBA and JD from the University of Michigan.
Pursuant to the Transaction Support Agreement, certain holders of the Convertible Debentures, the 2029 Notes and the 2030 Notes designated James Jason Grant as an independent director of our board of directors and Jon Zinman as independent observer to our board of directors (to be appointed as an independent director in our annual general meeting to be held before the end of April 2025), who are referred to herein as the Appointed Directors. The indentures governing the New 2029 Notes and the New 2030 Notes provides that any replacement of either Appointed Director, including in the event of removal, resignation, incapacity or death, will be determined by our board of directors according to the written instruction of one or more of the Appointed Directors; provided that such successor shall have appropriate industry and financial experience and shall comply with independence requirements of the NYSE, the B3 and applicable Brazilian law. The indentures governing the New 2029 Notes and the New 2030 Notes further provide that, in the event that both Appointed Directors are dead, incapacitated or otherwise fail to designate a replacement Appointed Director two months from the removal, resignation, incapacity or death of the relevant Appointed Director, then the applicable successors would be appointed by our board of directors with the assistance of a reputable executive search firm to identify prospective successors. The indentures governing the New 2029 Notes and the New 2030 Notes further provide that the Appointed Directors may only be removed from our board of directors for cause (as that term is defined in such indentures). The indentures governing the New 2029 Notes and the New 2030 Notes require us to provide the Appointed Directors with directors’ and officers’ insurance that is customary for companies incorporated in Brazil that are listed in Brazil and/or the United States and enter into customary indemnity agreements with the Appointed Directors.
The indentures governing the New 2029 Notes and the New 2030 Notes provide that for so long as one or both of the Appointed Directors are members of our board of directors, our Audit Committee, our Compensation Committee, our ESG Committee, and any other committee of our board of directors shall each include not less than one of the Appointed Directors.

134	Azul S.A.

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
The table below indicates the name, title, date of birth and date of election of each of the current members of our board of executive officers:

Name	Title	Election Date	Mandate Term	Date of Birth

John Peter Rodgerson	Chief Executive Officer	January 13, 2025	January 13, 2027	June 11, 1976
Alexandre Wagner Malfitani	Chief Financial Officer and Investor Relations Officer	January 13, 2025	January 13, 2027	August 21, 1972
Abhi Manoj Shah	Chief Revenue Officer	January 13, 2025	January 13, 2027	September 27, 1978
Daniel Tkacz	Chief Technical Officer	January 13, 2025	January 13, 2027	August 8, 1981
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
Alexandre Wagner Malfitani is our Chief Financial Officer and Investor Relations Officer since July of 2017. Previously, Mr. Malfitani was the head of our Azul Fidelidade loyalty program and our Finance and Treasurer Officer. Mr. Malfitani joined the Company in 2008 as one of the airline’s founding members. Before joining the Company, Mr. Malfitani worked at United Airlines in Chicago, United States of America, in several leadership positions, including general treasury officer. Before that, he worked for five years in the finance industry, including as fund manager at Deutsche Bank, as well as a trader at Credit Agricole Indosuez Wealth Management. Mr. Malfitani has an MBA with honors from the Kellogg School of Management and a bachelor’s degree in engineering from Universidade de São Paulo. He is also a Chartered Financial Analyst – CFA®.

Azul S.A.	135

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
Daniel Tkacz has been our Vice President of Operations since March 2022, but he has been part of the company’s crew since 2009, having served as a director in the areas of planning and also as CCO. In addition to his extensive professional experience, he has an excellent educational background, with a degree in Business Administration from ESPM in 2004, a dual national MBA in Business Management from FGV and Fundação Dom Cabral in 2006 and 2015, respectively, and a third specialization in Aeronautics, Aviation, and Aerospace Science and Technology from Embry-Riddle Aeronautical University in 2018.
Fiscal Council
Pursuant to Brazilian corporate law, a fiscal council is a corporate body independent from a company’s management and independent auditors. A fiscal council may be either permanent or non-permanent. The Company have not elected any fiscal council members as of December 31, 2024, but a non-permanent fiscal council may be installed at any time at the request of shareholders, as described below. If installed, the primary responsibilities of our fiscal council would include monitoring management activities, reviewing our financial statements each quarter, and reporting its findings to our shareholders. If installed, fiscal council members would be entitled to annual compensation in the form of a fixed salary.
The fiscal council, if installed, will be composed of three members who are residents of Brazil and their respective alternates. Under Brazilian corporate law, a non-permanent fiscal council may be installed at the request of shareholders representing at least (i) 10% of the outstanding common shares; or (ii) 5% of the preferred shares and, once installed, the fiscal council will serve until the first annual shareholders’ meeting following its establishment. Pursuant to CVM Resolution No. 70, listed corporations with outstanding capital stock valued at more than R$150 million, such as us, may reduce these percentages to: (i) 2% of the outstanding common shares; or (ii) 1% of the preferred shares. In addition, each group of preferred shareholders (irrespective the percentage of shares held) and minority shareholders representing a minimum of 10% of or outstanding common shares is entitled to elect one fiscal council member and the corresponding alternate by a separate vote. In this case, our controlling shareholder may elect the same number of council members as the minority shareholders (common and preferred), plus one. The fiscal council may not include members of our board of directors or our board of executive officers, employees of controlled companies or any company from within our economic group, or relatives of our managers. Brazilian corporate law requires each fiscal council member to receive as compensation an amount equal to at least 10% of the average individual annual salary of executive officers, excluding benefits and other allowances, or profit-sharing arrangements. Fiscal council members are further required to comply with the rules of the Level 2 segment of the B3.

136	Azul S.A.

Regarding the fiscal council matter, in the Annual and Extraordinary General Shareholders’ Meetings, held on May 15, 2024, the Chair recorded the request for the installation of our fiscal council which was made by shareholders holding shares representing less than 1% (one percent) of our preferred shares, pursuant to CVM Resolution No. 70, of March 22, 2022. Thus, the fiscal council was not installed during 2024.
On February 25, 2025, the Company held an Extraordinary General Shareholders’ Meeting, in which shareholders holding at least 1% of the Company’s preferred shares requested the establishment of the Fiscal Council. As a result, with effect from such meeting, the Company has a duly installed and elected Fiscal Council, whose members are Mr. Rene Santiago dos Santos, Mr. Marcio Donizeti Berstecher, and Mr. Linneu de Albuquerque Mello. The mandate term of each of the members of our Fiscal Council expires at our annual general meeting of shareholders to be held on April 30, 2025.
The table below indicates the name, title, date of election, mandate term and date of birth of each of the current members of our Fiscal Council:

Name	Title	Election Date	Mandate Term	Date of Birth

Rene Santiago dos Santos	Member of the Fiscal Council	February 25, 2025	2025 AGM	July 24, 1970
Marcio Donizete Berstecher	Member of the Fiscal Council	February 25, 2025	2025 AGM	October 19, 1974
Linneu de Albuquerque Mello	Member of the Fiscal Council	February 25, 2025	2025 AGM	August 2, 1966
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
Marcio Donizetti Berstecher is, currently, a Director of Controllership/Accounting/Taxes of a privately held national group located in the State of São Paulo and former partner of Ernst & Young Auditores Independentes, where he worked for approximately 28 years.
Linneu de Alburquerque Mello is a lawyer with over 35 years of experience in corporate law, corporate governance, and compliance. Expertise in strategic legal advisory for large companies, focusing on risk mitigation and regulatory compliance. Proven skills in leadership, decision-making, and effective communication. Partner at top-tier law firms, providing legal advice on compliance, mergers and acquisitions, and corporate restructuring, as well as representing companies in complex litigation and high-value contract negotiations. Technical Skills: Corporate Law; Corporate Governance; Compliance and Regulation; Risk Management and Critical Analysis; Mergers and Acquisitions. Education: Doctor of Law – University of Michigan Law School; Master of Comparative Law – University of Michigan Law School; Master of International Taxation – Harvard Law School; Bachelor of Laws – State University of Rio de Janeiro.
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

Azul S.A.	137

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
The aggregate compensation expense incurred to our directors, executive officers and officers in the years ended December 31 2024 , 2023 and 2022 was R$43 million, R$83 million and R$41 million, respectively, including stock options.
Due to the reduction in the value of our shares, in the year ended December 31, 2023, from R$16.01 to R$3.54 per share and the partial cancellation of grants, there was a decrease in the estimated remuneration of Phantom Shares and, consequently, a reversal of the expense accounted for in previous periods in the approximate amount of R$ 1,699,885.45 million.
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
On December 11, 2009, we established our first stock option plan, which consists of three programs:
•The first program was established on December 11, 2009 and terminated on December 31, 2010. The options granted to each beneficiary under this first program vested in 48 equal monthly installments. The vested, options under this program became exercisable upon the pricing of our initial public offering. The strike price under this program, after accounting for the stock splits that we carried out subsequent to the date of grant, is R$3.42 per preferred share. On December 11, 2009, our compensation committee authorized the issuance of 5,718,400 preferred options (after giving effect to the two-for-one stock split on February 23, 2017) for our officers, executives and key employees, however, only 5,032,800 preferred options (after giving effect to the two-for-one stock split on February 23, 2017) were granted under this first program.
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

138	Azul S.A.

•The third program was established on April 5, 2011, authorizing the issuance of 685,600 preferred options (after giving effect to the two-for-one stock split on February 23, 2017), which were remaining from the first program. The options granted to each beneficiary under this third program vested in 48 equal monthly installments. The vested options under this program became exercisable upon the pricing of our initial public offering. The strike price under this program (after giving effect to the two-for-one stock split on February 23, 2017) is R$6.44 per preferred share, which was calculated based on a valuation of our shareholders’ equity at the time. Only 656,000 preferred options (after giving effect to the two-for-one stock split on February 23, 2017) were granted under this third program.
As of December 31, 2024, we have 271,070 outstanding shares under this first stock option plan.
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
As of December 31, 2024, we have 4,691,811 outstanding shares under this second stock option plan.
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

Azul S.A.	139

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
As of December 31, 2024, we have 13,724,333 outstanding shares under this fourth stock option plan.
On July 07, 2023, we established our fifth stock option plan. The options granted to each beneficiary under the fifth stock option plan vest in four equal annual installments. The vested options under this plan became exercisable upon the pricing of our initial public offering. The strike price under this fifth stock option plan shall reflect the lowest stock price of our preferred shares traded in the stock market during the 30 trading sessions prior to the options grant approved by our board of directors.
•On July 07, 2023, our compensation committee approved the first share-based program, authorizing 1,800,000 options. The strike price under this program is R$15.60 per preferred share.

140	Azul S.A.

•On July 10, 2024, our compensation committee approved the second share-based program, authorizing 2,200,000 options. The strike price under this program is R$4,04 per preferred share.
•On July 12, 2024, our compensation committee approved the third share-based program, authorizing 2,000,000 options. The strike price under this program is R$4,17 per preferred share.
As of December 31, 2024, we have 5,937,289 outstanding shares under this fifth stock option plan.
The table below shows, as of December 31, 2024, the total number of stock options granted to all beneficiaries, and the number of options that have already vested, in each case after accounting for the stock splits carried out subsequent to the date of grant:

Stock Option Plan	Total Number/ Amount of Stock Options Granted	Number of Stock Options Outstanding

First Stock Option Plan
First Program	5,032,800	180,870
Second Program	1,572,000	84,000
Third Program	656,000	6,200
Second Stock Option Plan
First Program	2,169,122	708,993
Second Program	627,810	177,592
Third Program	820,250	280,124
Fourth Program	680,467	442,796
Fifith Program	1,774,418	1,701,057
Sixth Program	1,514,999	1,381,249
Third Stock Option Plan
First Program	9,343,510	—
Fourth Stock Option Plan
First Program	8,900,000	8,900,000
Second Program	4,900,000	4,824,333
Fifth Stock Option Plan
First Program	1,800,000	1,737,289
Second Program	2,200,000	2,200,000
Third Program	2,000,000	2,000,000
Restricted Share Units (RSU)
On June 30, 2014, we also established our restricted share units, or RSUs, plan. Under the restricted share units plan, the participants were granted a fixed monetary amount which would be converted into a quantity of restricted preferred shares equal to the monetary value in the event of an IPO. The restricted share granted to each beneficiary under the plan vests in four equal annual installments. As of the pricing of our initial public offering, the beneficiaries became vested in the restricted shares. Prior to our initial public offering, at the end of each year of the vesting period, we paid the beneficiaries in cash the portion corresponding to the value of the restricted shares already vested, at fair value and without any additions. In 2022, 2023 and 2024 479,098, 609,313 and 608,472 restricted shares were transferred to the beneficiaries of the plan, respectively.

Azul S.A.	141

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
The first program of the first restricted share units plan establishes that 487,670 shares will be allocated to the first program.
The second program of the first restricted share units plan establishes that 294,286 shares will be allocated to the second program.
The third program of the first restricted share units plan establishes that 367,184 shares will be allocated to the third program.
The Fourth program of the first restricted share units plan establishes that 285,064 shares will be allocated to the Fourth Program.
The Fifth program of the first restricted share units plan establishes that 291,609 shares will be allocated to the Fifth Program.
The Six program of the first restricted share units plan establishes that 170,000 shares will be allocated to the Six Program.
The Seventh program of the first restricted share units plan establishes that 335,593 shares will be allocated to the Seventh Program.
The Eighth program of the first restricted share units plan establishes that 335,751 shares will be allocated to the Eighth Program.
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
The third program of the second restricted share units plan establishes that 671,186 shares will be allocated to the third program.
The Fourth program of the second restricted share units plan establishes that 500,000 shares will be allocated to the Fourth Program.
The Fifth program of the second restricted share units plan establishes that 671,502 shares will be allocated to the Fifth Program.

142	Azul S.A.

The table below shows, as of December 31, 2024, the total number of RSUs and the number of RSUs that have been granted and outstanding:

RSU Plan	Total RSUs Granted	Total RSUs Outstanding	Fair Value as of Grant Date (in reais)

First RSU Plan
First Program	487,670	—	R$21.00
Second Program	294,286	—	R$21.00
Third Program	367,184	—	R$21.00
Fourth Program	285,064	—	R$24.17
Fifth Program	291,609	—	R$24.43
Sixth Program	170,000	—	R$51.65
Seventh Program	335,593	142,720	R$11.72
Eighth Program	335,751	335,751	R$4.17
Second RSU Plan
First Program	1,382,582	—	R$21.80
Second Program	300,000	55,017	R$42.67
Third Program	671,186	268,853	R$11.72
Fourth Program	500,000	342,955	R$19.32
Fifth Program	671,502	671,502	R$5.48
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
Regarding the share-based compensation plan, Phantom Shares, on December 31, 2021, a reversal of expense was recognized in the income statement in the amount of R$ 4,630 thousand, due to the devaluation of the value of the share during the year (expense of R$28,842 thousand for the year ended December 31, 2020).

Azul S.A.	143

The Board of Director´s Meetings held on August 8 and 19 , approved the cancellation of up to 5,022,850 virtual stock options under the Company´s Second Virtual Stock Option Plans.

Virtual Stock Option Plan	Total Options Granted	Total Options Outstanding

First Virtual Stock Option Plan
First Program	707,400	53,520
Second Program	405,000	0
Second Virtual Stock Option Plan
First Program	3,250,000	99,761
Second Program	1,600,000	26,300
Third Program	580,000	1,430
Stock Option Plan Approved in February 2025
In connection with the implementation of the Restructuring Transactions, we have agreed to the material terms of a management incentive plan (the “MIP”) which was approved in our extraordinary shareholders’ meeting that took place on February 25, 2025.
The MIP is designed to reward performance and align incentives of our executive management team, non-management members of the board of directors, our controlling shareholder, other holders of common shares and certain employees with our long-term goals. It will reserve 7.0% of our fully diluted share capital for equity awards under the MIP on a pro-forma basis as of December 9, 2024, and will not be diluted by any of the Restructuring Transactions, including any shares issued for the Dual-Class Sunset Conversion Right.
Awards in respect of 5.0% of our fully-diluted share capital were granted [on March 25, 2025], with [3.0%] being granted as time-vested RSUs and the remaining [2.0%] being granted as performance-contingent stock units (“PSUs”), each of which will vest over a three year period, one-third per year for the RSUs, subject to continued employment through each applicable vesting date.
The PSUs shall vest based on the achievement of pre-established total shareholder return performance goals based upon (i) the price of R$3.5845 per preferred share, and (ii) the 60-day volume-weighted average price of our publicly traded shares on the B3 at the conclusion of the performance period, which shall not begin to vest unless the total shareholder return goal meets or exceeds 1.5x the Phase I Equitization conversion price, and on other terms to be agreed. The remaining 2.0% of the shares reserved under the MIP will be available for grants of RSUs and PSUs with the approval of the our compensation committee.
The MIP includes change of control provisions whereby outstanding but unvested awards would automatically vest immediately prior, and subject to, the consummation of any Change of Control (as defined below) transaction, or sale of all or substantially all our assets, in each case, that occurs after conversion to a single-share structure, with PSUs vesting based on actual performance based on returns to shareholders upon consummation of such Change of Control. For purposes of the MIP, “Change of Control” will be defined as (i) prior to the unification of the Company’s share capital into a single class of voting shares, David Gary Neeleman (including through existing holding entities) (the “Permitted Holder”) ceases to have “beneficial ownership” of a majority of the voting stock, (ii) after conversion to a single-share structure, any person or group acquires “beneficial ownership” of a majority of the voting stock (with no exception for the Permitted Holder), and (iii) the consummation of (and not the entry into of an agreement for) a Business Combination (as defined in “Item 10.B. Memorandum and Articles of Association—Mandatory Conversion of Preferred Shares into Common Shares”).

144	Azul S.A.

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
Audit Committee
Our audit committee is composed of three members who are elected by our board of directors and the majority of which must be independent members. According to our bylaws, at least two members of our audit committee shall be independent members of our board of directors. The members shall be appointed for a two-year term of office, being permitted reelection, with a limit of ten consecutive years in office. Upon reaching the ten consecutive year limit, members will become eligible to serve on this committee again after three years from the end of his or her last term of office. The audit committee is responsible for: (i) advising our board of directors regarding the selection of independent auditors; (ii) reviewing the scope of the audit and other services provided by our independent auditors; (iii) evaluating and monitoring related party transactions; and (iv) evaluating our internal controls, among other things. The members of our audit committee are Renata Faber Rocha Ribeiro, Gilberto Peralta and Sérgio Eraldo de Salles Pinto (coordinator), all of whom are independent members of the audit committee under applicable SEC and NYSE rules. As of December 31, 2024 all members of our audit committee have either satisfied the independence requirements of the SEC and NYSE applicable to audit committees of foreign private issuers or qualified for an exemption under the applicable rules. At least one member of the audit committee is an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the Exchange Act.
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

Azul S.A.	145

Environmental, Social & Governance Committee
Our environmental, social and governance committee (or “ESG Committee”) was created on December 23, 2013 and is currently composed of four members who are elected by our board of directors. At least two members of the ESG Committee shall be independent members of the board of directors, according to the regulations of the Level 2 segment of the B3. The currently members of our ESG Committee are: Michael Paul Lazarus (coordinator), Renan Chieppe, Carolyn Luther Trabuco, and Peter Allan Otto Seligmann, elected at the meeting of our board of directors held on August 9, 2021, to be ratified by the next General Shareholder’s Meeting. On August 9, 2021, our board of directors approved the conversion of the corporate governance committee into ESG Committee, also updating and approving its Internal Regulations. Our ESG Committee’s principal responsibilities include: (i) develop and carry out the continuous evaluation of the ESG plan and strategy instituted by the Company, verifying the consolidation of the orchestrated action plans, as well as other proposals and initiatives involving the topic in question, preparing the organizational model in reference in line with internal procedures to be taken and the organizational structures required to implement the ESG Plan; (ii) review and support the Board of Executive Officers in the preparation of updates, amendments and innovations to the Code of Ethic and Conduct of the Company; (iii) recommend the adoption, adhesion, entry, maintenance or continuity of the Company in “Protocols,” “Principles,” “Agreements,” “Pacts,” “Initiatives” and “Treaties” national or international, directly or indirectly related to ESG; (iv) participate in the preparation and updating of reports that demonstrate the Company’s ESG performance to interested parties (stakeholders); (v) provide support in maintaining the Related-Party Transactions Policy of the Company, in order to express its opinion about potential conflicts of interest among members of the board of directors and the Company; and (vi) express an opinion about: (a) the sale or transfer of the Company’s fixed assets in amounts greater than three percent (3%) of the net earnings recorded in the Company’s consolidated financial statements of the last fiscal year, whenever such transactions are outside the ordinary course of business of a company operating in the same industry wherein the Company operates; (b) any transaction with related parties, in accordance with the provisions of the Related Parties Transactions Policy of the Company; and (c) contracting any financial obligation not provided for in the annual plan or budget of the Company or its subsidiaries, which amount, in reais, is greater than US$200 million, converted by the PTAX rate published by the Central Bank on its webpage on the day of the transaction.
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
We are focused on increasing the efficiency and productivity of our Crewmembers.

146	Azul S.A.

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
As of December 31, 2024, we had 15,367 total employees, an increase of 0.8% compared to December 31, 2023.
E.Share Ownership
As of December 31, 2024, David Gary Neeleman, the chairman of our board of directors and our controlling shareholder, held directly and indirectly 622,406,638 of our common shares, representing 67.0% of the common shares of our capital stock, José Mario Caprioli dos Santos, our director, indirectly held 167,455,106 of our common shares, representing 18.0% of our capital stock. Decio Luiz Chieppe and Renan Chieppe, our directors, indirectly held 139,103,314 of our common shares, representing 15.0% of our capital stock.
On March 27, 2025, David Gary Neeleman subscribed for 804,000,063 of our common shares; José Mario Caprioli dos Santos subscribed for 191,473,128 common shares; and Decio Luiz Chieppe and Renan Chieppe, indirectly subscribed for 204,526,872 of our common shares, in each case at a subscription price of R$0.06 per common share (which is economically equivalent to R$4.50 per preferred share) in a private subscription with preemptive rights granted to existing shareholders, which issuance was conducted pursuant to one or more exemptions from, and pursuant to transactions not subject to, the registration requirements of the Securities Act.

Azul S.A.	147

As of the date hereof, David Gary Neeleman, the chairman of our board of directors and our controlling shareholder, holds directly and indirectly 1,426,406,701 of our common shares, representing 67.0% of the common shares of our capital stock, José Mario Caprioli dos Santos, our director, directly and indirectly held 358,928,234 of our common shares, representing 16.9% of our capital stock. Decio Luiz Chieppe and Renan Chieppe, our directors, indirectly held 343,630,186 of our common shares, representing 16.1% of our capital stock. As permitted by the terms of the capital increase pursuant to which such common shares were subscribed on March 27, 2025, all shareholders that subscribed for common shares paid 10% of the purchase price, and the remaining 90% of the purchase price is required to be paid within six months (i.e. no later than September 27, 2025), according to capital calls on one or more dates determined by the Company.
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
As of the December 31, 2024, 67.00% of our outstanding common stock was held by one record holder in the United States and approximately 74.17% of our outstanding preferred shares were traded in Brazil and 25.83% of our outstanding preferred shares were held as ADRs.

148	Azul S.A.

The following table shows the beneficial ownership of our capital stock following as of April 24, 2025.

Name	Common Shares	Percentage of Outstanding Common Shares	Total Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Capital Stock	Economic Interest

David Neeleman(1)	1,426,406,701	67.0%	7,329,683	0.8%	56.0%	5.7%
Chieppe family(2)	343,630,186	16.1%	3,370,885	0.4%	13.5%	1.7%
Caprioli family(3)	358,928,234	16.9%	2,680,155	0.3%	14.1%	1.6%
Ballyfin Aviation II Limited(4)	—	—%	51,455,129	5.7%	2.0%	11.2%
Calfinco(5)	—	—%	18,632,216	2.1%	0.7%	4.0%
Others	—	—%	812,112,674	90.6%	12.9%	71.9%
Executive officers and directors(6)	—	—%	194,515	—%	—%	—%
Treasury	—	—%	264,496	—%	—%	0.1%
Total	2,128,965,121	100.0%	896,039,753	100.0%	100.0%	100.0%

(1)
Consists of shares beneficially owned by David Neeleman, founder and controlling shareholder of Azul. The record holders of these shares are David Neeleman and Saleb II Founder 1 LLC. David Neeleman is a U.S. resident and has a domicile in Brazil at Avenida Marcos Penteado de Ulhôa Rodrigues, n. 939, 8th floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, Zip Code 06460-040, in the city of Barueri, State of São Paulo - Brazil. David Neeleman is our Chairman. The address for Saleb II Founder 1 LLC is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware, Zip Code 19801. David Neeleman’s economic interest is 49.77%. David Neeleman, entered into a personal loan in 2019, in the total amount of US$30 million, using part of his Azul preferred shares as collateral. The impact of the COVID-19 pandemic in the markets triggered a margin call on his loan, and given the speed of the developments and the fact that Mr. Neeleman had no liquidity and no other investments in the sector, including TAP and Breeze Airways, there was no time to access other sources of capital. Accordingly, Mr. Neeleman had to sell a portion of his preferred shares to satisfy the margin call on his loan. As a result, on April 14, 2020, the Company announced that David Neeleman’s non-voting position was reduced from 11,432,352 preferred shares, representing 3.47% of this class of shares, to 2,116,004 preferred shares during the month of March 2020 and in December 2020, David Neeleman increased his preferred shares position to 3,853,897 preferred shares and 622,406,638 common shares. Additionally, Mr. Neeleman reaffirmed that he did not actively sell any of his Azul shares.On March 27, 2025, David Gary Neeleman subscribed for 804,000,063 of our common shares; As of the date hereof, David Gary Neeleman, the chairman of our board of directors and our controlling shareholder, holds directly and indirectly 1,426,406,701 of our common shares, representing 67.0% of the common shares of our capital stock.

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

(4)
Consists of shares beneficially owned by Ballyfin Aviation II Limited and represented by CITIBANK DTVM S.A. The address for Ballyfin Aviation II Limited is Aviation House, Shannon, Co. Clare, V14 AN29, Ireland.

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

Azul S.A.	149

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
Registration Rights Agreements
Pre-IPO Registration Rights Agreement
On August 3, 2016, we entered into a fifth amended and restated registration rights agreement, or the Registration Rights Agreement, with our main shareholders that gave them certain rights to register with the SEC the resale of certain preferred shares held by them.
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
Lessor Registration Rights Agreement
On April 3, 2025, we entered into a registration rights agreement with one of our aircraft lessors which gives such lessor certain rights to register with the SEC the resale of up to 51,455,129 preferred shares that we issued to such lessor on April 3, 2025 as part of our restructuring and recapitalization transactions. Pursuant to the Lessor Registration Rights Agreement, we are required to use commercially reasonable efforts to file a resale shelf registration statement with the SEC as soon as practicable after May 1, 2025 and, except as provided therein, use commercially reasonable efforts to cause the resale shelf registration statement to be continuously effective and usable by aircraft lessor (or its permitted transferees) until there are no longer registrable securities covered by the Lessor Registration Rights Agreement. The Lessor Registration Rights Agreement includes “piggyback” registration rights giving the lessor the right to include their securities in certain registration statements filed by us, and the sale of such securities is subject to certain cutback provisions. The lessor is entitled to request that we conduct any resale as an underwritten offering, subject to a limit of two underwritten offerings in any 12-month period, among other conditions. In connection with registration of securities pursuant to the Lessor Registration Rights Agreement, we will indemnify the lessor in certain situations and the lessor will indemnify us in certain situations, in each case subject to certain restrictions. The Lessor Registration Rights Agreement provides that all registration expenses incurred in connection with any registration or offering shall be borne by the us (including registration and filing fees and fees and disbursements of counsel of our counsel and counsel to the lessor), except that the lessor shall be required to pay all underwriting commissions and discounts and other selling expenses with respect to the relevant registration or offering.

150	Azul S.A.

Pursuant to the Lessor Registration Rights Agreement, we have agreed that, prior to July 27, 2025, we shall use commercially reasonable efforts to commence and consummate an SEC-registered underwritten public offering of preferred shares for potential gross proceeds from a primary issuance of preferred shares of at least US$200 million, provided that failure to commence and consummate such follow-on offering shall not constitute a breach or default of the Lessor Registration Rights Agreement. Subject to the terms of the Lessor Registration Rights Agreement, we shall have priority to issue and sell preferred shares in such follow-on offering raising up to US$ 200 million of net proceeds, after which the lessor shall have priority to sell up to all of its preferred shares in such follow-on offering.
Dividends
According to the bylaws of the Company, unless the right is waived by all shareholders, the shareholders are guaranteed a minimum mandatory dividend equal to 0.1% of net income of the Company after the deduction of legal reserve, contingency reserves, and the adjustment prescribed by Law No. 6,404/1976 (Brazilian Corporate Law).
Interest on shareholders’ equity, which is deductible for income tax purposes, may be deducted from the minimum mandatory dividends to the extent that it has been paid or credited. Interest on shareholders’ equity is treated as dividend payments for accounting purposes.
Dividends are subject to approval by the Annual Shareholders’ Meeting.
The Company has not distributed dividends for the years ended December 31, 2024, 2023 and 2022.
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
•the quorum required for decisions of our board of directors;

Azul S.A.	151

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

152	Azul S.A.

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

Azul S.A.	153

Supplemental Shareholders' Agreement
On April 8, 2025, a Supplemental Shareholders' Agreement was entered between Mr. Neeleman and the TRIP Parties, with the Company as an intervening party. Pursuant to the Supplemental Shareholders’ Agreement, Mr. Neeleman (and thereby, the Neeleman Parties) and the TRIP Parties (including for this purpose Jose Mario Caprioli dos Santos) agreed, among other matters, commencing as the annual general shareholders' meeting of the Company to be held in 2025 and continuing for so long as the Shareholder Support Agreement remains in effect, to vote all common shares held by each of them with respect to (1) a reduction in the size of our board of directors to nine members, (2) the right of the TRIP Parties, collectively, to appoint one member of the board of directors, (3) the obligation of the TRIP Parties to appoint (a) both of the members of the board of directors designated by the Supporting Bondholders that are named in the Support Agreement (or any successor director, if applicable) (if the TRIP Parties have the right under the Shareholders' Agreement to appoint three members of the board of directors), or (b) one of the members of the board of directors designated by the Supporting Bondholders that are named in the Support Agreement (or any successor director, if applicable) (if the TRIP Parties have the right under the Shareholders' Agreement to appoint two members of the board of directors), and (4) the right of Mr. Neeleman to appoint five members of the board of directors, one of whom shall serve as Chairman of the board of directors and at least one of whom shall be an independent director, and, depending on the percent ownership of the Issuer held by the TRIP Parties, to appoint one member of the board of directors designated by the Supporting Bondholders that is named in the Support Agreement (or any successor director, if applicable). Pursuant to the terms of the Supplemental Shareholders' Agreement, the members of the board of directors named in the Support Agreement (or any successor director, if applicable) shall be independent. In addition, pursuant to the terms of the Supplemental Shareholders Agreement, the TRIP Parties shall have the right to appoint one individual to attend board of directors meetings as an observer to the board of directors, under the terms of paragraph 4 to article 17 of the Bylaws, and Mr. Neeleman undertakes to ensure that the members of the board of directors appointed by him vote in favor of the appointment of such observer.
The Supplemental Shareholders' Agreement further provides that Mr. Neeleman and the TRIP Parties will convene a preliminary meeting prior to each meeting of the board of directors and (1) minutes drawn up of the decisions taken at such preliminary meeting shall serve as voting instructions for the members of the board of directors elected by Mr. Neeleman and the TRIP Parties under the terms of the Supplemental Shareholders' Agreement and (2) all decisions approved at such preliminary meeting shall constitute voting agreements and shall bind the vote of the members of the board of directors elected by the TRIP Parties at the respective board meeting, and the TRIP Parties shall cause the members of the board of directors elected by them to vote at the meeting of the board in accordance with such decisions.
Shareholder Support Agreement relating to Restructuring Transactions
In connection with the Restructuring Transactions, David Neeleman, Saleb, Trip Participações, Trip Investimentos, Rio Novo and the Company (as an intervening and consenting party) entered into a shareholder support agreement dated January 28, 2025, which we referred to herein as the Shareholder Support Agreement, pursuant to which the relevant parties agreed to carry out all actions as are necessary or appropriate, to support the implementation of the governance conditions set forth therein. In addition, pursuant to the Shareholder Support Agreement, the shareholder party thereto agreed between themselves that the maximum number of directors on our board of directors shall be as provided in the governance conditions.
Each shareholder party to the Shareholder Support Agreement agreed to attend and participate in the applicable meetings of the shareholders of the Company, including any special meeting of holders of our preferred shares to, among other things, (i) vote all of such shareholder’s securities in favor of the approving and taking the necessary corporate actions to implement the governance conditions, (ii) vote against the removal of any Appointed Directors, and (ii) refrain from calling any meetings of the shareholders of the Company that might frustrate, oppose or prevent the implementation of the governance conditions.

154	Azul S.A.

The Shareholder Support Agreement is effective from and after January 28, 2025 until the date of the implementation of the dual-class sunset provision included in Article 55 of our bylaws (which, for the avoidance of doubt, consists on the effectiveness of the conversion of all outstanding preferred shares into a single class of voting shares of the Company). During such term, each shareholder party to the Shareholder Support Agreement agreed, among other things, not to dispose of any shares issued by the Company unless the acquirer agrees to be bound by the Shareholder Support Agreement.
The governance conditions that the shareholders agreed to support include:
(i)the election of Mr. James Jason Grant as a member of our board of directors (which occurred on February 25, 2025);
(ii)the appointment of Mr. Jonathan Seth Zinman as an observer to our board of directors (which occurred on February 25, 2025);
(iii)in our annual general meeting to be held in April 2025, the reduction of the size of our board of directors to nine members and the re-election of Mr. James Jason Grant as a member of our board of directors and the election of Mr. Jonathan Seth Zinman as a member of our board of directors;
(iv)to approve our amended bylaws (including the dual class sunset provision included in Article 55 of our amended bylaws) and the management incentive plan in a shareholder meeting (each of which occurred on February 25, 2025); and
(v)prior to the election of a new board of directors following the implementation of a single-class structure contemplated by Article 55 of our bylaws, and so long as one or both of the Appointed Directors are member of the Board, the approval of at least one Appointed Director shall be required at any meeting of our board of directors involving the approval of certain reserved matters or the submission of any such reserved matter to the vote of the shareholders of the Company. The reserved matters include:
(1)    the entry into by the Company of a binding agreement for certain business combination transactions;
(2)    to approve or propose to any shareholder meeting any issuance of, or any changes to the rights of, common or preferred shares of the Company or securities convertible or exchangeable into shares of the Company (other than any share to be issued in connection with the Restructuring Transactions);
(3)    to propose to any shareholder meeting any bylaw amendment that affects the rights of the shares of the Company, including the preferred and common shares and any securities convertible or exchangeable into shares of the Company;
(4)    to propose to any shareholder meeting any bylaw amendment that adversely affects the governance conditions;
(5)    interim or intermediate distribution of dividends or interest on net equity (juros sobre o capital próprio) in excess of the Company’s minimum mandatory dividend;
(6)    appointing a new independent auditor to the Company;
(7)    to propose to a shareholder meeting the creation of additional share-based incentive plans for the management (other than the management incentive plan agreed to as part of the Restructuring Transactions); and
(8)    any amendment, modification or waiver to the Shareholder Support Agreement.
Arrangements with Directors and Officers
We have entered into indemnity agreements with four of our directors pursuant to which we agree to indemnify and hold each of them harmless for certain losses arising out of their respective positions as directors excluding any willful misconduct, fraud or gross negligence, see “Item 6.B. Management Compensation—Directors’ and Officers’ Insurance.”

Azul S.A.	155

Corporate Discount Agreement with Águia Branca Participações S.A.
On August 1, 2024, the Company entered into an agreement with Águia Branca Participações S.A., one of its main shareholders, to establish conditions for the acquisition and use by Águia Branca Participações S.A. of passenger air transport services, to be used by its employees and directors on corporate trips, on scheduled flights that we operate. This agreement did not need to be discussed or approved by our board of directors, based on the Related-Party Transactions Policy. The amounts payable under this agreement are based on the services actually rendered.
Sublease of Aircraft to Breeze Airways
On March 2, 2020 our shareholders approved the execution of up to 28 sublease agreements with Breeze Airways, a U.S. start-up airline founded by our controlling shareholder. All E-Jets were expected to be phased out by the end of 2022 and will be subleased at least until the end of the original lease term. In December 2020, the first aircraft was delivered according to the sublease agreement signed with Breeze Airways and two more aircraft were delivered in the first quarter of 2021. As of December 31, 2024, the Company had no subleased aircraft to Breeze Airways and recorded a receivable balance of R$ 9.5 million in the year.
Strategic Partnership with United
For a description of our strategic partnership with United, see “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements—United.” Commercial Cooperation Agreement with United.
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
As of December 31, 2024, the Company had entered into the following instruments with Lilium: (i) a Warrant Agreement, as well as the related Warrant Certificate, both dated as of October 22, 2021; and (ii) a registration rights agreement, dated as of March 8, 2022.
Leasing Agreements with Azorra
During the year ended December 31, 2024, the Company entered into an Equipment Sale and Leaseback Agreement dated as of November 19, 2024, for two aircraft with Azorra Aircraft Holdings LLC group (“Azorra”), as purchaser. Additionally, the Company entered into two Aircraft Operating Lease Agreements dated December 18, 2024, and December 28, 2024, with entities of the Wilmington Trust Company, not it its individual capacity but solely as owner trustee (“Azorra”).
As of December 31, 2024, the Company had no a maintenance reserve with Azorra.

156	Azul S.A.

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
As of December 31, 2024, we are party to civil claims of various types (deemed “active” under our criteria, which does not consider claims in which agreements were entered into) and we have provisioned a total of R$76.6 million in respect of these civil claims. In addition, we are party to legal proceedings relating to labor law issues of various types we have provisioned a total of R$66.9 million in respect of these labor proceedings.
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
As of December 31, 2024, we are defendants judicial and administrative tax proceedings, in which we have recorded a provision of R$78.9 million for tax proceedings.

Azul S.A.	157

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

158	Azul S.A.

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
Statutory Reserve
Brazilian corporate law allows us to allocate a portion of our net profits to discretionary reserve accounts established in accordance with our bylaws. As of December 31, 2024, we did not have a statutory reserve. If we establish these accounts, the bylaws must indicate the purpose, allotment criteria and maximum amount of the reserve. However, we may not allocate profits to these discretionary reserve accounts if this would affect the payment of the minimum mandatory dividend.
Contingency Reserve
Brazilian corporate law allows us to allocate a percentage of our net income to a contingency reserve for anticipated losses that are deemed probable in future years, if the amount of the losses can be estimated. Any amount so allocated must be reversed in the fiscal year in which any expected loss fails to occur as projected, or charged against in the event that the expected loss occurs. The amounts to be allocated to this reserve must be approved by our shareholders. As of December 31, 2024, we did not have a contingency reserve.
Retained Profit Reserve
Brazilian corporate law allows us to retain a portion of our net income, by a decision of our shareholders, provided that the retention is included in a capital expenditure budget that has been previously approved. The allocation of funds to this reserve cannot jeopardize the payment of the minimum mandatory dividends. As of December 31, 2024, we did not have a retained profit reserve.
Unrealized Profit Reserve
Under Brazilian corporate law, the amount by which the mandatory dividend exceeds the “realized” net income in a given year may be allocated to an unrealized profit reserve account, and the mandatory dividends may be limited to the “realized” portion of the net income. Brazilian corporate law defines “realized” net income as the amount by which net income exceeds the sum of (i) our net positive results, if any, from the equity method of accounting and (ii) the profits, gains or income that will be received by us after the end of the next fiscal year. The unrealized profit reserve can only be used to pay mandatory dividends. Profits recorded in the unrealized profit reserve, if realized and not absorbed by losses in subsequent years, must be added to the next mandatory dividend distributed after the realization. As of December 31, 2024, we did not have an unrealized profit reserve.
Capital Reserves
Our capital reserve consists of the premium reserve, tax incentives, and investment subsidies. Under Brazilian corporate law, capital reserves may only be used (i) to absorb losses that exceed retained earnings and profit reserves, (ii) to fund redemptions, refunds or repurchases of shares, (iii) to redeem founder shares, and (iv) to increase our share capital. As of December 31, 2024, we had R$ 2,066,023,000.00 allocated to the capital reserve account.

Azul S.A.	159

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
B.Significant Changes
Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial condition or results of operations since December 31, 2024.

160	Azul S.A.

ITEM 9. THE OFFER AND LISTING
A.Offering and Listing Details
In the United States, our preferred shares trade in the form of ADSs. Our ADSs trades on the NYSE under the symbol “AZUL” and the preferred shares trades on the B3 under the symbol “AZUL4.” As of December 31, 2024 the ADSs represented approximately 25.83% of our preferred shares and 26.93% of our current global public float. Our ADSs began trading on the NYSE on April 11, 2017.
On April 15, 2025, the last reported sale price of our preferred shares on the São Paulo Stock Exchange was R$3.11 per share.
B.Plan of Distribution
Not applicable.
C.Markets
Regulation of Brazilian Capital Markets
Pursuant to Law No. 6,385, of December 7, 1976 (“Brazilian Securities Law”), and Law No. 6,404, of December 15, 1976 (“Brazilian Corporate Law”), the Brazilian capital market is regulated and supervised by the National Monetary Council (Conselho Monetário Nacional, the “CMN”), which has general authority over the stock exchanges and capital markets. The CMN regulates and supervises the activities of the Brazilian Securities and Exchange Commission (the “CVM”) and has, among other powers, licensing authority over brokerage firms and also regulates foreign investment and foreign exchange transactions, according to the provisions of the Brazilian Securities Law and Law No. 4,595, of December 31, 1964, as amended. These laws and other rules and regulations together set the requirements for disclosure of information applying to issuers of securities listed on stock exchanges, the criminal penalties for insider trading and price manipulation, the protection of minority shareholders, licensing procedures, supervision of brokerage firms, and governance of the Brazilian stock exchanges.
Pursuant to Brazilian Corporate Law, a company may be publicly held and listed or privately held and unlisted. All publicly held companies are registered with the CVM and are subject to periodic reporting requirements and disclosure of material events. A company registered with the CVM is authorized to trade its securities on the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) or on the Brazilian over-the-counter market. Shares listed on the B3 may not be simultaneously traded on Brazilian over-the-counter markets, except in the cases provided in the CVM Resolution No. 135 of June 10, 2022, in which such negotiation is permitted simultaneously. Trading on the over-the-counter market implies direct off-stock exchange trades between investors through a financial institution registered with the CVM. No special application, other than registration with the CVM (and for organized over-the-counter markets, with the relevant over-the-counter market), is necessary for securities of a publicly held company to be traded on the over-the-counter market, considering, however, that each stock exchange or organized over-the-counter market entity may establish its own requirements for securities to be admitted to trading on its premises or system. Listing on the B3 requires a company to apply for registration with the B3 and the CVM.
The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary.
The trading of securities on the B3 may be suspended under certain circumstances, including as a result of the disclosure of material information by the publicly held company. Trading may also be suspended at the request of the B3 or the CVM, if there is any evidence that a company has provided inadequate information regarding a material fact or has provided inadequate responses to inquiries by the CVM or the stock exchange, among other reasons.

Azul S.A.	161

Trading on the B3
B3 trading sessions are conducted from 10:00 a.m. to 4:55 p.m. in an automated system known as PUMA Trading System. The B3 also permits trading from 5:30 p.m. to 6:00 p.m, in an online system known as “after market,” which is connected to traditional and online brokers. “After market” trading is subject to regulatory limits on price volatility and on the volume of preferred shares transacted by online brokers.
Sales of shares on the B3 are settled within two business days after the trading date. Generally, the seller is expected to deliver the shares to the B3 on the second business day after the trading date. Delivery and payment of the shares are made through the facilities of the B3's Central Depository (Central Depositária B3).
For a more efficient control of volatility of the BOVESPA Index, the B3 has adopted a circuit breaker system that suspends trading for 30 minutes to 1 hour if the BOVESPA Index falls below 10% and 15%, respectively, compared with the level at the close of trading on the preceding trading session. If the BOVESPA Index falls below 20%, the B3 may suspend trading for a period of time to be defined by it at the time of such event.
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

162	Azul S.A.

To become a Level 2 segment of B3 company, in addition to the obligations imposed by applicable law, an issuer must comply with the following rules: (1) ensure that shares of the issuer representing at least 20% of its total capital are effectively available for trading; (2) adopt offering procedures that favor widespread ownership of shares whenever making a public offering, including (a) guaranteed access to all prospective investors, or (b) the allocation of at least 10% of the total offer to individuals or non-institutional investors; (3) comply with additional quarterly disclosure standards, such as disclosing related party transactions to the same level as required by the accounting standards used in the preparation of annual financial statements; (4) follow stricter disclosure policies with respect to transactions made by controlling shareholders, members of its board of directors, its executive officers and, if applicable, members of its fiscal council (conselho fiscal) and other technical or consulting committees involving securities issued by the issuer; (5) submit any existing shareholders’ agreement and stock option plans to the B3; (6) make a schedule of the corporate events, available to shareholders, the public meeting with analysts and the release of the company's financial information; (7) grant tag-along rights for all shareholders in connection with a transfer of control of the company offering the same price paid per share of controlling block for each common share and preferred share; (8) grant voting rights to holders of preferred shares, at least in connection with the following matters: (a) transformation, merger, amalgamation or spin-off of the Company; (b) execution of any agreement between the Company and its controlling shareholder, acting directly or through any third party, in the event such agreement must be approved by a general shareholders’ meeting, as provided by law or in the bylaws of the Company; (c) valuation of assets to be contributed to the capital stock of the Company in a capital increase; (d) appointment of the valuation company or institution that will determine the economic value of the Company; and (e) amendments or exclusions of bylaw provisions which eliminate or modify any of the matters above and in the item 4.1 of the Level 2 segment of B3 listing regulation; (9) have a board of directors consisting of at least five members out of which a minimum of 20% of the directors must be independent and limit the term of all members to two years, reelection permitted; (10) not appointing the same individual to simultaneously hold the positions of chairman of the board of directors, chief executive officer or other principal executive, observing the exceptions provided on corporate governance Level 2 segment of B3 listing regulation; (11) translate into English its annual and quarterly consolidated and unconsolidated financial statements, accompanied by the management report or commentary on performance and the opinion or special review report of the independent auditors, as provided by law; (12) if it elects to delist from the Level 2 segment of B3, conduct a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be the economic interest determined by an independent specialized firm with requisite experience); (13) adhere exclusively to the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) for resolution of disputes between the company and its investors relating to or derived from the enforceability, validity, applicability, interpretation, breach and its effects, of the provisions of the Brazilian Corporate Law, the Company’s bylaws, the rules published by the CMN, the Central Bank of Brazil (“Central Bank”), the CVM, and other rules applicable to the Brazilian capital markets in general, including the Level 2 rules, the Level 2 listing agreement, the Level 2 sanctions regulation and the rules of the Market Arbitration Chamber of the B3; and (14) adopt and publish a code of conduct that establishes the principles and values that guide the company.
In addition, as a result of CMN Resolution 4.994, dated as of March 24, 2022, as amended, private pension funds may allocate a larger percentage of its investment portfolio in shares admitted for trading in the special segments of the stock exchanges, including Novo Mercado, Level 1 and Level 2 special segments of B3. As a result, companies that adopt differentiated corporate practices are an important and attractive investment for private pension funds, which are large investors in the Brazilian capital markets.
Investment in Our Preferred Shares By Non-residents Outside Brazil
Joint Resolution 13
Investors residing outside Brazil are authorized to purchase, among others, equity instruments, including our preferred shares, on the B3, provided that they comply with the requirements set forth in Joint Resolution No. 13, dated December 03, 2024, of the Central Bank and the CVM (“Joint Resolution 13”).
With certain limited exceptions, and subject to the requirements set forth in Joint Resolution 13, non-resident investors are permitted to carry out any type of transaction in the Brazilian financial capital markets involving a security traded on a Brazilian stock or future exchange or organized over-the-counter market, or OTC. Investments and remittances outside Brazil of dividends, profits or other payments related to our shares are made through the foreign exchange market.

Azul S.A.	163

In order to invest under the terms of Joint Resolution 13, an investor domiciled outside Brazil must, as a general rule: (1) appoint one or more representatives in Brazil, which must be a financial institution, an institution authorized by the Central Bank or a clearing and settlement chamber, with powers to receive service of process related to any action regarding financial and capital market legislation, among others (the appointment of such representative is dismissed under certain circumstances set forth in Joint Resolution 13); (2) through its representative, register itself as a foreign investor with the CVM (such registration is not required under certain circumstances set forth in Joint Resolution 13); (3) obtain a taxpayer identification number from the Brazilian tax authorities; and (4) appoint one or more authorized intermediaries and/or custodians in Brazil for the investments, which must be duly authorized by th
Individuals domiciled abroad investing in our preferred shares are not required to comply with items (1) and (2) above.
Securities and other financial assets held by foreign investors pursuant to Joint Resolution 13 must be registered, maintained in deposit accounts or maintained under the custody of entities and/or systems, as applicable, authorized by the Central Bank or the CVM, as the case may be. In addition, foreign investors are generally restricted from trading with securities outside the Brazilian stock exchanges or OTC markets licensed by the CVM.
In addition, an investor operating under the provisions of Joint Resolution 13 must be registered with the Brazilian tax authorities (as provided in item (3) above) pursuant to its Regulatory Instruction 2,119, dated as of December 6, 2022. This registration process is undertaken by the investor’s legal representative in Brazil.
Foreign Direct Investment
Alternatively, foreign investors may also invest directly in Brazilian companies under Law No. 14,286 and may sell their shares in private transactions. However, these investors are currently subject to a less favorable tax treatment on gains than foreign investors that invest in Brazil under Joint Resolution 13.
A direct foreign investor under Law No. 14,286, whenever acquiring equity investments, must: (1) enroll as a foreign direct investor with the Central Bank, if the amount of the investment is equal to or higher than USD 100,000.00; (2) obtain a taxpayer identification number from the Brazilian tax authorities; (3) appoint a tax representative in Brazil; and (4) appoint a representative in Brazil for service of process with respect to suits based on Brazilian Corporate Law.
Tax on Foreign Exchange Transactions (“Imposto sobre Operações de Crédito, Câmbio e Seguro, ou relativas a Títulos ou Valores Mobiliários”) (“IOF/Exchange Tax”)
IOF/Exchange Tax levies on certain foreign investments in Brazilian financial and capital markets, including investments made pursuant to Joint Resolution 13. Currently, currency exchange transactions carried out by Joint Resolution 13 investors are subject to IOF/Exchange Tax at a rate of (i) 0%, in the case of variable income transactions carried out on the Brazilian stock, futures and commodities exchanges (provided that such transactions necessarily take place in a stock trade on the stock market or organized over-the-counter market), and acquisitions of shares of Brazilian publicly-held companies through public offerings or subscription of shares related to capital contributions, provided that the issuing company has registered its shares for trading on the stock exchange, and (ii) 0%, in the case of the outflow of funds from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market.
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

164	Azul S.A.

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
•explore additional air charter transportation activities for passengers, cargo and mailbags;
•render services of maintenance and repair of own and third-party aircraft, motors, items and parts;

Azul S.A.	165

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
Shareholders’ Agreement
For a description of our Shareholders’a Agreement, see “ Item 7.B. Related Party Transactions—Shareholders’ Agreement.
General
On May 25, 2012, our principal shareholder entered into an Investment Agreement with TRIP’s Shareholders (as defined below), which provided TRIP’s Shareholders with certain rights related to the control of our Company. On June 26, 2015, the Investment Agreement was amended to include Calfinco, that subscribed new Class C preferred shares issued by us. On February 5, 2016, the Investment Agreement was amended again to include Hainan that subscribed new Class D preferred shares issued by us (the “Investment Agreement”). On September 1st, 2017, upon completion of our Initial Public Offering of Shares (“IPO”), we, Mr. David Gary Neeleman (“Mr. Neeleman,” TRIP’s former shareholders – “TRIP’s Shareholders”), Calfinco, and Hainan entered into a Shareholders’ Agreement as per the provisions of the Investment Agreement (as defined below) with the purpose of assigning each Party certain and specific rights.
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
•the powers of our board of directors; and
•the rules for calling, installing or reducing powers and other provisions regarding the meetings of our board of directors.

166	Azul S.A.

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

Azul S.A.	167

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

168	Azul S.A.

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
This right of withdrawal and reimbursement arises if any of the following matters are decided upon at a shareholders’ meeting:
•Creation of a new class of preferred shares or a disproportionate increase in an existing class of preferred shares relative to other classes of shares, unless such action is provided for in or authorized by our bylaws, which, by this date, is not the case;
•Modification to the preference, privilege or conditions for redemption or amortization granted to one or more classes of preferred shares, or the creation of a new class of preferred shares with greater privileges than the existing classes of preferred shares;
•Reduction of the mandatory dividend;
•Consolidation or merger into another company;
•Participation in a group of companies (grupo de sociedades), as defined by Brazilian corporate law;
•The transfer of all shares to another company or receipt of shares by another company, in such a way as to make the company whose shares were transferred a wholly-owned subsidiary of the other;
•Changes to our corporate purpose; or
•A spin-off that results in: (i) a change to our corporate purpose (unless the spun-off company’s assets and liabilities are transferred to a company that has substantially the same corporate purpose); (ii) a reduction in any mandatory dividend (although in our case, our preferred shares do not carry mandatory dividends); or (iii) any participation in a group of companies.
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

Azul S.A.	169

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
Mandatory Conversion of Preferred Shares into Common Shares
Pursuant to Article 55 of our bylaws that was approved by our shareholders on February 25, 2025 as contemplated by the terms of the Restructuring Transactions, all our preferred shares will automatically convert into common shares on the earliest of the following:
•the effective date of a “Business Combination” (meaning any merger, acquisition, or other corporate reorganization between us and another company or business (including subsidiaries) in the same industry, which is or was on December 17, 2024, listed or publicly traded on any stock exchange in the United States or Brazil);
•May 1, 2026 (the "Initial Deadline"), unless by April 30, 2026, we have entered into a binding agreement for a Business Combination and, if needed, obtained approval from the competition authorities. If this happens, the Initial Deadline will be extended to the date that is 10 business days after the agreement is terminated (if applicable); or
•September 15, 2026.
Following the mandatory conversion, our share capital will consist only of common shares, and we will no longer have any preferred shares outstanding, and we will not be able to issue any new preferred shares. Any provisions in our bylaws related to preferred shares will also no longer apply.
The conversion ratio for each preferred share (i.e. the rate at which preferred shares will be converted into common shares) will be calculated by dividing (i) the “Total Adjusted Converted Preferred Shares” by (ii) the “Total Base Non-Converted Preferred Shares.” Any fractional shares resulting from the conversion will be rounded down to the nearest whole share.

170	Azul S.A.

The calculation will use the following terms:
•“Adjusted Common Shares Percentage”: the Base Common Shares Percentage, plus four percent;
•“Base Common Shares Percentage”: the percentage obtained by dividing the Total Common Shares by the total of the Total Common Shares and the Total Base Converted Preferred Shares;
•“Total Common Shares”: the number of common shares issued on the Conversion Date before the conversion of all preferred shares;
•“Adjusted Total Converted Preferred Shares”: the total number of common shares that preferred shareholders will receive in exchange for the non-converted preferred shares;
•“Total Base Converted Preferred Shares”: Seventy-five (75) times the Total Base Preferred Shares Not Converted; and
•“Total Base Non-Converted Preferred Shares”: the total number of preferred shares issued, including those from any Restructuring Transactions.
Pursuant to our capital structure as currently in effect, holders of preferred shares have the right to receive dividends that are 75 times greater than the dividends attributed to each common share and holders of our common shares that are fully paid-in may convert them into preferred shares, at the ratio of 75 common shares for 1 preferred share, subject to the terms of our bylaws. Therefore, in general terms, pursuant to the our bylaws, our each preferred share carries 75 times the economic rights of a common share. Upon the mandatory conversion of our share capital Into a single class of shares as described above, the pre-conversion holders of our common shares would, following such mandatory conversion, hold common shares with an economic interest in the Company equal to (i) the same economic interest that such shareholders held prior to such mandatory conversion, plus (ii) an additional 4% economic interest in the Company.
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

Azul S.A.	171

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
•the right to subscribe for shares (or securities convertible into shares) in the circumstances summarized above; and
•the withdrawal rights summarized above.
Rights other than these unalterable rights may be granted or excluded in the bylaws or by shareholders’ resolutions.

172	Azul S.A.

Shareholders’ Meetings
Our board of directors has the power to call shareholders’ meetings. Notice of shareholders’ meetings must be published at least three times in a newspaper of general circulation (currently Folha de São Paulo), pursuant to Law No. 13,818, dated as of April 24, 2019, in force since January 1, 2022, which waives publication in the official newspaper. Our shareholders’ meetings are held at our headquarters, in the city of Barueri, State of São Paulo. Shareholders attending a shareholders’ meeting must produce proof of their status as shareholders and proof that they hold the shares entitling them to vote.
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
Warrants (Bonus de Subscrição)
As an additional incentive to investors subscribing for preferred shares in connection with the Offering that we settled on April 28, 2025, one warrant (bônus de subscrição) was issued for each preferred share subscribed for in the Offering, in a single series and free of charge. Following the consummation of the Offering in accordance with its terms, we had 13,517,180 warrants outstanding.
Each warrant entitles the holder to subscribe for one preferred share at an exercise price of R$3.58 per preferred share, subject to adjustments in certain circumstances, including certain capital increases, dividend or distribution payments, stock splits or reverse splits, and the mandatory conversion of our preferred shares into common shares. See “Item 10.B. Memorandum and Articles of Association—Mandatory Conversion of Preferred Shares into Common Shares.”
The warrants will be exercisable during a 30-day period beginning on November 25, 2026, and ending on December 25, 2026. Any warrants not exercised during this period will be automatically cancelled without compensation.
Exercise of warrants by U.S. persons is subject to the effectiveness of a registration statement filed with the U.S. Securities and Exchange Commission with respect to the issuance of the preferred shares pursuant to the exercise of the warrants. If such a registration statement is not effective at the time of exercise, U.S. persons will be prohibited from exercising their warrants, and the exercise period applicable to all warrants shall be extended to the date that is 30 calendar days after the date on which we issue a notice further disclosing that the relevant registration statement is effective and available to cover the issuance of the preferred shares upon the exercise of the warrants.
In the event of a business combination involving the exchange of our shares for shares in a successor entity, the warrant exercise period will be automatically accelerated, and holders must exercise their warrants prior to the consummation of such transaction. If a business combination does not result in the exchange of our shares for another entity —such as in a merger of another entity into us or in an acquisition by us—the warrants will remain outstanding under their original terms and conditions. However, such a transaction may trigger a mandatory conversion of the warrants, as further described under “Item 10.B. Memorandum and Articles of Association—Mandatory Conversion of Preferred Shares into Common Shares.”
The warrants are governed by the laws of Brazil. The terms of the warrants were established in a meeting of our board of directors that was held on April 14, 2025 and such terms are set forth in Annex I to the minutes of that meeting.

Azul S.A.	173

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

174	Azul S.A.

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

Azul S.A.	175

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
C.Material Contracts
Our material contracts that are directly related to our operating activities include contracts relating to debt and equity financing transactions, aircraft leases, fuel supply and other commercial agreements as well as contracts relating to our concession to operate as a commercial airline. We do not have any material contracts that are not related to our operating activities.

176	Azul S.A.

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
E.Taxation
The following discussion contains a description of the material Brazilian and U.S. federal income tax considerations of the acquisition, ownership and disposition of our preferred shares, including in the form of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to the acquisition, ownership and disposition of our preferred shares, including in the form of ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as currently in effect, which are subject to change, possibly with retroactive effect, and to differing interpretations.
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

Azul S.A.	177

Income Tax
Dividends
Dividends paid by a Brazilian company, such as ourselves, including dividends paid to a Non-Resident Holder, are currently not subject to withholding income tax, or WTH, in Brazil, to the extent that such amounts are related to profits generated as of January 1, 1996 (Law No. 9,249, dated December 26, 1995). Dividends paid from profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, according to the tax legislation applicable to each corresponding year.
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
Low or Nil Tax Jurisdictions
According to Law No. 9,430, dated December 27, 1996, as amended, Tax Favorable Jurisdiction is a country or location that (i) does not impose taxation on income, (ii) imposes income tax at a rate lower than 20%, or (3) imposes restrictions on the disclosure of shareholding composition or investment ownership.

178	Azul S.A.

In addition to the concept of Low or Nil Tax Jurisdiction, the concept of “privileged tax regime,” should also be taken into account. A privileged tax regime is defined as a tax regime that (i) does not tax income or taxes it at a maximum rate lower than 17%; (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out substantial economic activity in the country or dependency or (b) contingent to the non-exercise of substantial economic activity in the country or dependency; (iii) does not tax or that taxes income generated abroad at a maximum rate of lower than 17%; or (iv) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out.
To concept of “privileged tax regime” is mainly applicable for purposes of transfer pricing, thin capitalization rules.
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
There is a controversy regarding the currency that should be considered for purposes of determining the capital gain realized by a Non-Resident Holder on a sale or disposition of shares in Brazil, more specifically, if such capital gain is to be determined in foreign or in local currency. However, changes recently introduced by Law No. 14,754/23 determine that the local currency should be the one taken into consideration.
Under Brazilian law, income tax on such gains can vary depending on the domicile of the Non-Resident Holder, the type of registration of the investment by the Non-Resident Holder with the Central Bank and how the disposition is carried out, as described below.
Currently, capital gains realized by Non-Resident Holders on a sale or disposition of shares carried out on the B3 (including the organized over-the-counter market) are:
•exempt from income tax when realized by a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of the Brazilian Central Bank and CVM Joint Resolution 13, or a Portfolio Holder, and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or
•arguably subject to income tax at a rate of 15% in the case of gains realized by (A) a Non-Resident Holder that (1) is not a Portfolio Holder and (2) is not resident or domiciled in a Nil or Low Tax Jurisdiction; or by (B) a Non-Resident Holder that (1) is a Portfolio Holder and (2) is resident or domiciled in a Nil or Low Tax Jurisdiction; or
•subject to income tax at a rate of up to 25% in the case of gains realized by a Non-Resident Holder that is not a Portfolio Holder, and is resident or domiciled in a Nil or Low Tax Jurisdiction.
A withholding income tax of 0.005% will apply and shall be withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be offset against the eventual income tax due on the capital gain. Such withholding does not apply to a Portfolio Holder that is not resident or domiciled in a Low or Nil Tax Jurisdiction.
Any capital gains realized on the disposition of shares that are not carried out on the B3 are:
•subject to the income tax at a rate of 15% when realized by a Portfolio Holder that is not resident or domiciled in a Low or Nil Tax Jurisdiction;
•subject to income tax at progressive rates that vary from 15% to 22.5%, as further detailed below, when realized by a Non-Resident Holder that is not a Portfolio Holder and is not resident or domiciled in a Low or Nil Tax Jurisdiction; and

Azul S.A.	179

•subject to income tax at a rate of 25% when realized by a Non-Resident Holder that is resident or domiciled in a Low or Nil Tax Jurisdiction.
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
On September 22, 2015, the Brazilian federal government enacted Provisional Measure MP 692/2015, converted into Law No. 13,259, of March 16, 2016, or Law No. 13,259/2016, which introduced a regime based on the application of progressive tax rates for income taxation on capital gains recognized by Brazilian individuals on the disposition of assets in general. Under Law No. 13,259/2016, effective as from January 1, 2017, the income tax rates on capital gains recognized by Brazilian individuals, which also applies to a Non-Resident Holder, would be: (i) 15% for the part of the gain that does not exceed R$5 million, (ii) 17.5% for the part of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the part of the gain that exceeds R$10 million but does not exceed R$30 million and (iv) 22.5% for the part of the gain that exceeds R$30 million.
As a general rule, the increased capital gains taxation regime should apply to transactions conducted outside of the B3 or the organized OTC market. Also, as a general rule, a foreign investor who is a resident of or has a domicile in a Low or Nil Tax Jurisdiction would be subject to income tax at a rate of up to 25%, as mentioned above. However, although debatable, if the Non-Resident Holder is a Portfolio Holder, it is possible to sustain that the income tax should not apply at progressive rates. Furthermore, as a general rule, gains recognized by a Non-Resident Holder in transactions executed on the B3 or the organized OTC market should not be subject to the increased capital gains taxation under Law No. 13,259.
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
There can be no assurance that the current favorable treatment of Portfolio Holders will continue in the future.
Sales of ADSs
Arguably, the gains realized by a Non-Resident Holder on the disposition of ADSs to another non-Brazilian resident are not subject to Brazilian tax, based on the argument that the ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/2003. However, we cannot assure you how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Resident Holder on the disposition of ADSs to another non-Brazilian resident. As a result, gains on a disposition of ADSs by a Non-Resident Holder to Brazilian resident, or even to a Non-Resident Holder in the event that courts determine that the ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described above.

180	Azul S.A.

Gains on the exchange of ADSs for shares
Non-Resident Holders may exchange ADSs for the underlying shares, sell the shares on a Brazilian stock exchange and remit abroad the proceeds of the sale. As a general rule, the exchange of ADSs for shares is not subject to income taxation in Brazil.
Upon receipt of the underlying shares in exchange for ADSs, Non-Resident Holders may also elect to register with the Central Bank the U.S. dollar value of such shares as a foreign portfolio investment under Joint Resolution 13, which will entitle them to the tax treatment referred above on the future sale of the shares.
Alternatively, the Non-Resident Holder is also entitled to register with the Central Bank the U.S. dollar value of such shares as a foreign direct investment under Law No. 14,286/2021, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not a Portfolio Holder.
Gains on the exchange of shares for ADSs
The deposit of shares in exchange for the ADSs by a Non-Resident Holder may be subject to Brazilian withholding income tax on capital gains if the acquisition cost is lower than the shares price verified on the exchange date. The capital gains ascertained by the Non-Resident Holder, in this case, should be subject to taxation at rates that vary from 15% to 22.5%, depending on the amount of the gain, as referred to above; or at 25% if realized by a Non-Resident Holder that is resident or domiciled in a Low or Nil Tax Jurisdiction. In certain circumstances, there may be arguments to sustain the position that such taxation is not applicable to Portfolio Holders that are not resident or domiciled in a Low or Nil Tax Jurisdiction.
Tax on Foreign Exchange and Financial Transactions
Foreign Exchange Transactions
Pursuant to Decree No. 6,306, dated December 14, 2007, as amended, the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) and the conversion of foreign currency into Brazilian currency should be subject to the Tax on Foreign Exchange Transactions or IOF/Exchange. For most exchange transactions, the rate of IOF/Exchange is 0.38%. However, foreign currency exchange transactions related to the inflow of funds and outflow of funds into and out of Brazil in connection with investments carried out by a foreign investor (including a Non-Resident Holder, as applicable) for investment in the Brazilian financial and capital markets, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market are subject to IOF/Exchange tax at a zero percent rate. The Brazilian Government is permitted to increase the rate of the IOF/Exchange tax at any time up to 25% of the amount of the foreign exchange transaction. However, any increase in rates may only apply to transactions carried out after this increase in rate and not retroactively.
Furthermore, the IOF/Exchange is currently levied at a 0% rate on the withdrawal of ADSs into shares. Nonetheless, the Brazilian government is permitted to increase the rate at any time to a maximum of 25%, but only in relation to future transactions. However, any increase in rates may only apply to future foreign exchange transactions.
Tax on Transactions involving Bonds and Securities
Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or “IOF/Bonds,” on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bond Tax applicable to transactions involving the transfer of shares traded on the B3 with the purpose of the issuance of depositary receipts to be traded outside Brazil is currently zero, although the Brazilian government may increase such rate at any time up to 1.5% of the transaction amount per day, but only in respect of future transactions.
On December 24, 2013, the Brazilian government reduced the IOF/Bonds Tax to zero for transactions involving the deposit of shares which are issued by a Brazilian company admitted to trade on the B3 with the specific purpose of enabling the issuance of depositary receipts traded outside Brazil. Any increase in this rate may only apply to future transactions.

Azul S.A.	181

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
Material U.S. Federal Income Tax Considerations
The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to the acquisition, ownership and disposition of preferred shares, including in the form of ADSs. This discussion deals only with U.S. Holders (as defined below) that purchase the preferred shares, including in the form of ADSs, for cash and that hold preferred shares, including in the form of ADSs, as capital assets (generally, property held for investment). This discussion does not purport to address all of the tax considerations that may be relevant to U.S. Holders based upon their particular circumstances and may not apply to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, corporations, partnerships or other entities or arrangements classified as partnerships or other pass-through entities or arrangements for U.S. federal income tax purposes or investors in such entities or arrangements, “passive foreign investment companies,” “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, investors liable for alternative minimum taxes, expatriates and former long-term residents of the United States, individual retirement accounts and other tax-deferred accounts, tax-exempt or governmental organizations, dealers or brokers in securities or currencies, investors that hold preferred shares, including in the form of ADSs, as part of a straddle, hedging, constructive sale, conversion, wash sale or other integrated conversion transaction for U.S. federal income tax purposes, a person that actually or constructively owns 10% or more of the total combined voting power or value in our stock, traders in securities that have elected the mark-to-market method of accounting for their securities, persons whose functional currency is not the U.S. dollar, persons who file applicable financial statements required to recognize income when associated revenue is reflected on such financial statements, persons owning preferred shares, including in the form of ADSs, in connection with a trade or business outside the United States, or persons who received their shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan).
The discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed U.S. Treasury regulations thereunder, published rulings and court decisions, and all of which are subject to change at any time, perhaps with retroactive effect.
No assurance can be given that the U.S. Internal Revenue Service, or the IRS, will agree with the views expressed in this discussion, or that a court will not sustain any challenge by the IRS in the event of litigation. This discussion does not include any description of the tax laws of any state, local, municipal or non-U.S. government that may be applicable to a particular investor and does not consider the Medicare tax on net investment income or any aspects of U.S. federal tax law other than income taxation.
As used herein, the term “U.S. Holder” means a beneficial owner of a preferred share, including in the form of an ADS, that is, for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust (i) if a court within the United States can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust or (ii) that was in existence on August 20, 1996, and validly elected under applicable U.S. Treasury regulations to continue to be treated as a domestic trust. If a partnership or an entity or an arrangement that is treated as a partnership for U.S. federal income tax purposes holds preferred shares, including in the form of ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in partnerships that hold preferred shares, including in the form of ADSs, are encouraged to consult their own tax advisors.

182	Azul S.A.

This discussion is for informational purposes only and is not tax advice. Persons considering the acquisition of preferred shares, including in the form of ADSs, are encouraged to consult their own tax advisors regarding the specific U.S. federal, state, local and foreign income and other tax considerations to them of the acquisition, ownership and disposition of the preferred shares, including in the form of ADSs, in light of their particular circumstances.
Azul ADSs
In general, for U.S. federal income tax purposes, U.S. Holders who own ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs. Accordingly, the surrender of ADSs in exchange for preferred shares (or vice versa) will not result in the realization of gain or loss for U.S. federal income tax purposes. The rest of this discussion assumes that a holder of an ADS will be treated for U.S. federal income tax purposes as directly holding the underlying preferred shares. The U.S. Treasury Department has expressed concern that depositaries for ADSs, or other intermediaries between the holder of an ADS and the issuer of the shares underlying the ADS may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. Holders of such ADSs. These actions would also be inconsistent with the beneficial ownership of the underlying shares. Accordingly, the credibility of foreign taxes and the availability of the reduced tax rate for “qualified dividend income” described below could be affected by actions taken by intermediaries in the chain of ownership between the U.S. Holder of an ADS and Azul.
Distributions on Preferred Shares, Including in the Form of ADSs
Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the gross amount of distributions with respect to preferred shares, including in the form of ADSs, (including any distributions paid in the form of interest on shareholders’ equity for Brazilian tax purposes and the amount of any Brazilian taxes withheld on any such distribution, if any) will constitute ordinary dividend income to the extent of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes). Dividends generally will be includible in a U.S. Holder’s gross income on the day on which the dividends are actually or constructively received by the depositary in the case of a U.S. Holder of ADSs, or by the U.S. Holder in the case of a U.S. Holder of preferred shares, not in the form of ADSs. Any distributions in excess of such earnings and profits will constitute a nontaxable return of capital and reduce a U.S. Holder’s tax basis (but not below zero) in such preferred shares or ADSs. To the extent such distributions exceed a U.S. Holder’s tax basis in its preferred shares or ADSs, such excess will constitute capital gain and generally will be treated as described below under “Sale or Other Taxable Disposition of Preferred Shares, Including in the Form of ADSs.” Because we do not intend to maintain calculations of our earnings and profits on the basis of U.S. federal income tax principles, U.S. Holders should expect that any distribution paid generally will be reported to them as a dividend. Distributions treated as dividends on preferred shares, including in the form of ADSs, will not be eligible for the dividends received deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations under the Code. Distributions treated as dividends that are received by a non-corporate U.S. Holder (including an individual) from “qualified foreign corporations” generally qualify for a reduced maximum tax rate so long as certain holding period and other requirements are met. Dividends paid on preferred shares, including in the form of ADSs, should qualify for the reduced rate if we are treated as a “qualified foreign corporation.” For this purpose, a qualified foreign corporation means any foreign corporation provided that: (i) the corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (as discussed below under “Passive Foreign Investment Company Considerations”), (ii) certain holding period requirements are met and (iii) either (A) the corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules or (B) the stock with respect to which such dividend was paid is readily tradable on an established securities market in the United States. The ADSs are listed on the NYSE and should be considered to be readily tradable on an established securities market in the United States. Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares not represented by ADSs will be treated as qualified dividend income because the preferred shares are not themselves listed on a U.S. exchange. U.S. Holders are encouraged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the preferred shares, including in the form of ADSs.

Azul S.A.	183

A U.S. Holder may be entitled, subject to a number of complex limitations and conditions (including a minimum holding period requirement), to claim a U.S. foreign tax credit in respect of Brazilian income taxes, if any, withheld on dividends received in respect of the preferred shares, including those in the form of ADSs. A U.S. Holder who does not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such income taxes provided the U.S. Holder elects to deduct (rather than credit) all foreign income taxes for that year. Dividends received in respect of preferred shares, including in the form of ADSs, generally will be treated as foreign-source income, subject to various classifications and exceptions, and generally will be treated as passive category income for most U.S. Holders for purposes of the foreign tax credit limitation. However, for any period in which we are treated as a “United States-owned foreign corporation,” a portion of any dividends paid by us during such period may be treated as U.S. source solely for purposes of the U.S. foreign tax credit. We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our shares is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S.-source income pursuant to this rule, the ability of a U.S. Holder to claim a U.S. foreign tax credit for any Brazilian withholding taxes payable in respect of our dividends may be limited. Further, U.S. Treasury regulations finalized in January 2022, or the Foreign Tax Credit Regulations, have imposed additional requirements that must be met for a Brazilian or other foreign tax to be creditable (including requirements that a “covered withholding tax” be imposed on nonresidents in lieu of a generally applicable tax that satisfies the regulatory definition of an “income tax,” which may be unclear or difficult to determine), and these requirements may further restrict a U.S. Holder’s ability to benefit from the U.S. foreign tax credit for Brazilian withholding taxes. The IRS released Notice 2023-55 and Notice 2023-80 (together, referred to in this discussion as the Notices), which indicate that the U.S. Treasury Department and the IRS are considering amendments to the Foreign Tax Credit Regulations and also provide temporary relief from certain provisions of the Foreign Tax Credit Regulations for taxable years ending before the date of issuance of a notice or other guidance that withdraws or modifies the relief provided by the Notices (or any later date specified in the relevant notice or other guidance). In order to qualify for the relief provided by the Notices, a U.S. Holder is required to apply the Notices consistently to all foreign taxes paid during the relevant taxable year. The rules relating to computing U.S. foreign tax credits or deducting foreign taxes are extremely complex, and U.S. Holders are encouraged to consult their own tax advisors regarding the availability of U.S. foreign tax credits in their particular circumstances.
Dividends paid in reais (including the amount of any Brazilian taxes withheld therefrom, if any) will be includible in a U.S. Holder’s gross income in a U.S. dollar amount calculated by reference to the spot rate of exchange in effect on the day the reais are actually or constructively received by the depositary, in the case of a U.S. Holder of ADSs, or by the U.S. Holder in the case of a U.S. Holder of preferred shares not in the form of ADSs, regardless of whether the dividends are converted into U.S. dollars. If the reais are converted to U.S. dollars on the date of such receipt, a U.S. Holder generally will not recognize a foreign currency gain or loss. However, if the U.S. Holder converts the reais into U.S. dollars on a later date, the U.S. Holder must include in gross income any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the reais into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in a U.S. Holder’s gross income to the date such payment is converted into U.S. dollars will be foreign currency gain or loss and will be treated as ordinary income or loss. Such gain or loss generally will be treated as income from sources within the United States. U.S. Holders are encouraged to consult their own independent tax advisors regarding the treatment of foreign currency gain or loss, if any, on any reais received that are converted into U.S. dollars on a date subsequent to actual or constructive receipt by the depositary or the U.S. Holder, as the case may be.

184	Azul S.A.

Sale or Other Taxable Disposition of Preferred Shares, Including in the Form of ADSs
Subject to the discussion below under “Passive Foreign Investment Company Considerations,” upon the sale or other taxable disposition of preferred shares, including in the form of ADSs, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and such U.S. Holder’s tax basis in such preferred shares or ADSs. The amount realized on a sale or other taxable disposition of preferred shares, including in the form of ADSs, generally will be equal to the amount of cash or the fair market value of any other property received. The initial tax basis of a U.S. Holder’s ADSs will be the purchase price and the initial tax basis of a U.S. Holder’s preferred shares that are not held in the form of ADSs will be the U.S. dollar value of the reais denominated purchase price determined on the date of purchase. Gain or loss recognized by a U.S. Holder on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the preferred shares, including those in the form of ADSs, have been held for more than one year. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes.
If Brazilian tax is withheld on the sale or other taxable disposition of preferred shares, including in the form of ADSs, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or other taxable disposition before deduction of the Brazilian withholding tax. Capital gain or loss, if any, recognized by a U.S. Holder on the sale or other taxable disposition of preferred shares, including in the form of ADSs, generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. In the case of a gain from the disposition of a preferred share, including in the form of an ADS, that is subject to Brazilian withholding tax, the Foreign Tax Credit Regulations generally would prohibit the U.S. Holder from claiming a U.S. foreign tax credit for that Brazilian withholding tax. However, the Notices provide temporary relief from certain of the provisions of the Foreign Tax Credit Regulations for taxable years ending before the date of issuance of a notice or other guidance that withdraws or modifies the relief provided by the Notices (or any later date specified in the relevant notice or other guidance). In order to qualify for the relief provided by the Notices, a U.S. Holder is required to apply the Notices consistently to all foreign taxes paid during the relevant taxable year Alternatively, a U.S. Holder may take a deduction for the Brazilian withholding tax in computing taxable income for U.S. federal income tax purposes, provided that the U.S. Holder elects to deduct all foreign taxes paid or accrued for the taxable year. The rules relating to computing U.S. foreign tax credits or deducting foreign taxes are extremely complex, and U.S. Holders are encouraged to consult their own tax advisors regarding the availability of U.S. foreign tax credits or deductions in their particular circumstances.
Passive Foreign Investment Company Considerations
Special U.S. federal income tax rules apply to U.S. persons owning shares of a passive foreign investment company, or PFIC. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either:
•at least 75% of its gross income is passive income; or
•at least 50% of the gross value of its assets (based on an average of the quarterly gross values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.
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

Azul S.A.	185

The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, the composition of the income and assets of the non-U.S. corporation from time to time and the nature of the activities performed by the non-U.S. corporation. We believe that we were not a PFIC for U.S. federal income tax purposes in 2024. In addition, based on current estimates of our gross income and gross assets, the nature of our business and our current business plans (all of which are subject to change), we do not expect to be classified as a PFIC for our current taxable year. However, there can be no assurance that we will not be considered to be a PFIC for any particular year, including 2024 or our current taxable year, because the PFIC determination is made annually and is based on the portion of our assets and income that is characterized as passive under the PFIC rules, which can be a complex analysis.
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
•the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder received the excess distribution or recognized gain, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income; and
•the amount allocated to each other taxable year in the U.S Holder’s holding period will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
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
If we are a PFIC, a U.S. Holder may avoid taxation under the rules described above by making a timely and effective election to treat us as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period for their shares, including in the form of ADSs, during which we qualified as a PFIC, which election is referred to as a QEF election, or, if in a later taxable year, the U.S. Holder makes a QEF election along with a purging election. A purging election creates a deemed sale of the U.S. Holder’s preferred shares, including in the form of ADSs, at their then fair market value and requires the U.S. Holder to recognize gain pursuant to the purging election subject to the special PFIC tax and interest charge rules described above. As a result of any such purging election, the U.S. Holder would increase the tax basis in their preferred shares, including in the form of ADSs, by the amount of the gain recognized and, solely for purposes of the PFIC rules, would have a new holding period in its preferred shares, including in the form of ADSs.

186	Azul S.A.

A U.S. Holder that makes a timely and effective QEF election (or QEF election with a purging election) generally will not be subject to the adverse PFIC rules discussed above with respect to their preferred shares, including in the form of ADSs, but rather such U.S. Holder will generally be taxable currently on its pro rata share of our ordinary earnings and net capital gains (at ordinary income and capital gain rates, respectively) for each taxable year during which we are treated as a PFIC, regardless of whether or not such U.S. Holder receives distributions, so that the U.S. Holder may recognize taxable income without the corresponding receipt of cash from us with which to pay the resulting tax obligation. The basis in the preferred shares, including those in the form of ADSs, held by such U.S. Holder will be increased to reflect taxed but undistributed income. Distributions of income that were previously taxed will result in a corresponding reduction of tax basis in the preferred shares, including those shares held in the form of ADSs, and will not be taxed again as distributions to the U.S. Holder.
A U.S. Holder’s ability to make a timely and effective QEF election (or a QEF election along with a purging election) is contingent upon, among other things, the provision by us of a “PFIC Annual Information Statement” to such U.S. Holder. If we conclude that we should be treated as a PFIC for any taxable year, we intend to notify each U.S. Holder of such conclusion. However, there can be no guarantee that we will be willing or able to provide the information needed by any U.S. Holder to make a timely and effective QEF election, including a “PFIC Annual Information Statement,” with respect to their preferred shares, including in the form of ADSs.
Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock (but not for the shares of any Lower-tier PFIC) to elect out of the PFIC tax consequences discussed above. A U.S. Holder electing the mark-to-market regime generally would compute gain or loss at the end of each taxable year as if the preferred shares, including those in the form of ADSs, had been sold at fair market value. Any gain recognized by the U.S. Holder under mark-to-market treatment, or on an actual sale, would be treated as ordinary income, and the U.S. Holder would be allowed an ordinary deduction for any decrease in the value of its preferred shares, including those in the form of ADSs, as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of preferred shares, including those in the form of ADSs, would be a capital loss to the extent in excess of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. Holder’s tax basis in preferred shares, including those in the form of ADSs, will be adjusted to reflect any such income or loss amounts included in gross income. If a U.S. Holder makes such an election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the reduced rate discussed above under “Distributions on Preferred Shares, Including in the Form of ADSs” would not apply.
The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. A non-U.S. securities exchange constitutes a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the securities exchange is located and meets certain trading listing, financial disclosure and other requirements set forth in the U.S. Treasury regulations. The NYSE is a qualified exchange. The ADSs are listed on the NYSE and, consequently, if the ADSs are regularly traded, the mark-to-market election would be available to a U.S. Holder of ADSs if we were treated as a PFIC. Our preferred shares are listed on the B3. It is unclear, however, whether the B3 would meet the requirements for a “qualified exchange.” There can be no assurance, therefore, that the mark-to-market election would be available to a U.S. Holder of preferred shares that are not liable in the form of ADSs if we were treated as a PFIC. In addition, as mentioned above, the mark-to-market election will not be available for Lower-tier PFICs, so U.S. Holders would remain subject to the interest charge and other rules described above with respect to Lower-tier PFICs.

Azul S.A.	187

A U.S. Holder who owns preferred shares, including in the form of ADSs, during any taxable year that we are treated as a PFIC generally would be required to file IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund. U.S. Holders are encouraged to consult their own tax advisors regarding the application of the PFIC rules to the preferred shares, including in the form of ADSs, the availability and advisability of making a QEF election (or a QEF election along with a purging election) or a mark-to-market election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year and the application of the reporting requirements on IRS Form 8621, taking ito account their particular situations.
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

188	Azul S.A.

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
I.Subsidiary Information
For information on subsidiaries, see “Item 4.C. Organizational Structure” and “Note 1. Operations” to our audited consolidated financial statements as of December 31, 2024, 2023 and for the year ended December 31, 2022 included in “Item 18. Financial Statements” and Exhibit 8.1 to this annual report.
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

Azul S.A.	189

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
Additionally, as part of our international operations, we maintain offshore bank accounts in U.S. dollars that serve as natural hedges. As of December 31, 2024 constantly monitor the net exposure in foreign currency and evaluate the contracting of hedge transactions to protect the non-operating cash flow, projecting for a maximum period of up to 12 months, and a longer term if deemed appropriate, to minimize its exposure.
Commodity Price Risk
The volatility of aviation fuel prices is one of the most significant market risks for airlines. For the years ended December 31, 2024, 2023 and 2022 , aviation fuel accounted for 34.6%, 34.9% and 45.2%, respectively, of our operating expenses, which are linked or denominated in U.S. dollars, are volatile and cannot be predicted with any degree of certainty as they are subject to many global and geopolitical factors. For example, oil prices experienced substantial variances beginning in 2009 and through June 2018. In addition, largely as a result of the war between Russia and Ukraine, Brent oil prices sharply decreased from about US$128 per barrel at the end of 2022 to US$77 per barrel on December 31, 2023. As of December 31, 2024, the Brent oil price was US$75 per barrel. Airlines often use WTI crude or heating oil future contracts to protect their exposure to jet fuel prices. We attempt to mitigate fuel price volatility primarily through derivative financial instruments or a fixed price agreement with Vibra Energia.
Sensitivity Analysis
Our sensitivity analysis measures the impact of interest rate risk, foreign currency risk, and commodity price risk on the results of operations considering two different scenarios: (i) the adverse scenario, which assumes that the relevant interest rate, foreign currency or fuel price will worsen by 10% and (ii) the remote scenario, which assumes that relevant interest rate, exchange rate or fuel price will worsen by 25%. For information on risk management, see “Note 35. Risk Management” to our audited consolidated financial statements as of the year ended December 31, 2024.

			As of December 31, 2024
Risk Factor	Financial Instrument	Risk	Adverse Scenario	Remote Scenario
			(in thousands of R$)

Financing	Interest rate	CDI	(6,101)	(15,253)
Financing	Interest rate	SOFR	(10,016)	(25,041)
Assets	Exchange rate	Euro rate decrease	(103,095)	(257,738)
Liabilities and aircraft leases	Exchange rate	U.S. dollar rate increase	(3,939,798)	(9,849,496)
Aircraft fuel	Cost per liter	Fuel price	(558,350)	(1,395,876)

190	Azul S.A.

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
The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement, the form of American Depositary Receipt and, if applicable, the omnibus restricted ADS letter agreement. For directions on how to obtain copies of those documents, see “Exhibit 2.1, Exhibit 2.2 and Exhibit 2.3.”

Azul S.A.	191

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

192	Azul S.A.

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
U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place. On February 21, 2025, we entered into an omnibus restricted ADS letter agreement with the depositary which establishes procedures pursuant to which the depositary agrees to the deposit of preferred shares that constitute restricted securities under U.S. securities laws and the issuance of restricted ADSs, subject to the terms of such letter agreement.
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

Azul S.A.	193

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

194	Azul S.A.

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

Azul S.A.	195

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
Delivery of Information to the CVM, the Central Bank and the B3
We will comply with Brazil’s Joint Resolution 13, and will furnish to the CVM, the Central Bank and the B3, whenever required, information or documents related to the approved ADR program, the deposited securities and distributions thereon. The depositary and the custodian may release such information or documents and any other information as required by local regulation, law or regulatory body request.
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

196	Azul S.A.

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

Azul S.A.	197

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
The depositary reimburses us for certain expenses we incur in connection with the ADR program. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. In this context, for the year ended December 31, 2024, Citibank N.A. reimbursed us or paid on our behalf approximately US$185,222.03.
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

198	Azul S.A.

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

Azul S.A.	199

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

200	Azul S.A.

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
This right of withdrawal may not be limited by any other provision of the deposit agreement.

Azul S.A.	201

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
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

202	Azul S.A.

ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to ensure that we are able to collect the information we are required to disclose in the reports we file with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. As of the end of the period covered by this annual report, our management, with the participation of our financial vice president and chief financial officer and together with other members of our management, assessed the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) and have concluded that our disclosure controls and procedures as of December 31, 2024 were effective in ensuring that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.
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
Our management, with participation of the financial vice president and chief financial officer, under the oversight of our board of directors, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013), or COSO 2013. Based on this assessment, management concluded that, as of December 31, 2024, our internal control over financial reporting was effective based on those criteria.
Remediation of Material Weaknesses in Internal Control over Financial Reporting
In 2024, management successfully addressed the material weaknesses previously identified as of December 31, 2023. This was achieved through the identification, design, and implementation of specific controls within our business and financial reporting processes and systems. These controls relate to the information we produce, which supports the data utilized in executing internal controls to meet the COSO 2013 criteria. The aforementioned material weaknesses did not lead to any material misstatements in our consolidated financial statements for the year ending December 31, 2023.
Attestation Report of the Independent Registered Public Accounting Firm
The effectiveness of internal control over financial reporting as of December 31, 2024 was audited by Grant Thornton Auditores Independentes LTDA., the independent registered public accounting firm,as stated in their report included herein.
ITEM 16. [RESERVED]
A.AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Sérgio Eraldo de Salles Pinto, a member of our audit and compensation committee, meets the requirements of an “audit committee financial expert,” as defined by the SEC, and is an independent member of the audit committee under applicable SEC and NYSE rules.
See Item 6: “Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors—Corporate Governance Committee.”

Azul S.A.	203

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
All of the services in 2024 and 2023 under the Audit Fees, Audit Related Feed and Tax Fees categories below have been approved by the Audit Committee (in thousands of reais):

	Year Ended December,		Year Ended December,
	2024	2023	2024	2023

	Grant Thornton		Ernst Young
Audit Fees(1)	4,877	—	1,030	12,365
Total	4,877	—	1,030	12,365

(1)
“Audit fees” are the fees billed in connection with the audit of our annual consolidated financial statements, the review of our quarterly financial information, the statutory audits of subsidiaries, and services related to the issuance of comfort letters and agreed upon procedures.

Our audit committee pre-approves all audit and non-audit services provided by our independent auditor pursuant to the Sarbanes-Oxley Act of 2002.
D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.
F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On July 16, 2024, upon the prior recommendation of our audit committee on the same date, our board of directors approved the engagement of Grant Thornton Auditores Independentes Ltda., or Grant Thornton, to act as our independent public accounting firm, and the dismissal of Ernst & Young Auditores Independentes S/S Ltda., or EY, our then-current independent public accounting firm, in each case with effect from July 16, 2024. A form 6-K informing the market about this change was filed with the SEC on the same date. Our decision to engage Grant Thornton as our independent registered public accounting firm came ahead of the mandatory rotation of auditors pursuant to Article 31 of CVM Instruction 308/1999.

204	Azul S.A.

Except as provided in this paragraph, EY’s audit reports on our consolidated financial statements as of and for the fiscal years ended December 31, 2023 and 2022, respectively, did not contain an adverse opinion or disclaimer of opinion or report, nor was any report qualified or modified as to uncertainty, audit scope, or accounting principles. EY’s report dated May 15, 2024 on the effectiveness of our internal control over financial reporting as of December 31, 2023 expressed an adverse opinion that, based on the effect of the material weaknesses described in such opinion on the achievement of the objectives of the control criteria, we had not maintained effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria. EY’s report dated April 19, 2023 on the effectiveness of our internal control over financial reporting as of December 31, 2022 expressed an adverse opinion that, based on the effect of the material weaknesses described in such opinion on the achievement of the objectives of the control criteria, we had not maintained effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.
During the two fiscal years ended December 31, 2023, and the subsequent interim period through to July 16, 2024, there were no (i) disagreements with EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreements in connection with its report, or (ii) reportable events, as that term is defined in Item 16F(a)(1)(v) of Form 20-F.
During the two fiscal years ended December 31, 2023, and the subsequent interim period through to July 16, 2024, neither we (nor anyone acting on our behalf) consulted Grant Thornton regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that Grant Thornton concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to that Item) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).
We have provided EY with a copy of the foregoing disclosure and have requested EY to furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not EY agrees with such disclosure. A copy of this letter is filed as Exhibit 15.1 to this Form 20-F.
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

Director Independence. Majority of board of directors must be independent. “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. §303A.01

Director Independence. A majority of our board of directors qualify as independent directors under the listing rules of the Brazilian stock exchange and under Section 303A.02 of the Listed Company Manual of the NYSE.

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

Azul S.A.	205

NYSE Standards	Our Corporate Governance Practices

Nominating/Corporate Governance Committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies” are exempt from these requirements. §303A.04 As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

Governance Committee. We have an Environmental, Social and Governance Committee, or simply “ESG Committee”, which covers specific competencies to improve the implementation and maintenance of best market practices, like (i) develop and oversee the ESG plan, ensuring action plans are integrated and align with internal procedures for implementation; (ii) assist the executive team in updating the Company's Code of Ethics and Conduct; (iii) advise on joining or continuing participation in national or international ESG-related agreements; and (iv) help prepare and update reports showing the Company's ESG efforts to stakeholders.
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
The purpose, roles, duties and procedures of the Compensation Committee are specified by the Compensation Committee’s Internal Regulations.

206	Azul S.A.

NYSE Standards	Our Corporate Governance Practices

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
The purpose, roles, duties and procedures of the Audit Committee are specified by the Audit Committee’s Internal Regulations.

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

Azul S.A.	207

NYSE Standards	Our Corporate Governance Practices

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10

Code of Business Conduct and Ethics. Our Code of Ethics and Conduct, or the Code, last updated and approved by the board of directors on August 10, 2023, sets forth the ethical principles and standards of conduct that guide the businesses and decisions of the Company. The Code contains policies, standards, reporting procedures and other compliance procedures and established the Ethics and Conduct Committee and Canal Confidencial (the whistleblower channel) to provide full transparency to and intensify the dissemination of the Code. The Ethics and Conduct Committee is responsible for the management of the Code, ensuring its compliance and adequacy to the reality of the business environment of Azul. The Canal Confidencial consists of a direct communications platform that can be used by Crewmembers to solve any doubts, obtain clarifications or file reports.

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
I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
J.INSIDER TRADING POLICIES
The Company has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the Company’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. Such policies and procedures are included in the Company’s policy entitled “Disclosure of Material Act or Fact and Securities Trading Policy of Azul S.A.” which is filed as Exhibit 11(b) to this annual report.

208	Azul S.A.

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
Our risk management program includes thorough third-party risk assessments, now conducted using our internal methodology. To maintain consistent evaluation accuracy and completeness, our overarching cybersecurity maturity assessments continue to leverage the AON framework and align with NIST CSF 2.0 and ISO/IEC 27001. This approach ensures robust evaluation of cybersecurity risks associated with third-party service providers, potential fourth-party risks, and the handling of sensitive data.
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
Cybersecurity Governance
Cybersecurity is an important part of our risk management processes and an area of focus for our board of directors and management.

Azul S.A.	209

Board Oversight
The Information Security Management System (ISMS) established to safeguard the critical information assets of our company. The ISMS operates under the oversight of the Corporate Risks and Compliance Department, represented by the Director Robson Braga da Costa.
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
Reporting and Oversight
The Information Security team reports directly to the Corporate Risks and Compliance Director, providing regular updates on security posture, identified risks, and implemented controls. Our board of directors receives periodic reports on ISMS effectiveness, ensuring alignment with the organization's overall strategy and risk management framework.
The structured approach to Information Security scope
Comprehensive Security: Addresses information security from all angles, including governance, risk, compliance, identity, access control, cyber threats, and data protection.
Centralized Management: Provides a single point of accountability for information security within the Corporate Risks and Compliance Department.
Risk-Based Approach: Focuses resources on the most critical risks to the airline's information assets.
Alignment with Regulations: Ensures compliance with relevant data protection and privacy regulations.
Improved Security Culture: Fosters a culture of security awareness across the organization.
We believe that the ISMS structure we have implemented provides a robust framework for protecting our airline's sensitive information. The dedicated teams and clear reporting structure ensure a proactive approach to information security, minimizing risks and safeguarding valuable data assets.
Azul reinforces that has not experienced any material cybersecurity incident recently and continues to monitor and continually seeks to improve its security measures.

210	Azul S.A.

PART III

ITEM 17. FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of responding to this Item.
ITEM 18. FINANCIAL STATEMENTS
See our audited consolidated financial statements beginning on page F-1.
ITEM 19. EXHIBITS

Exhibit Number	Description
1.1*	Bylaws of the Registrant (English Translation) (previously filed as Exhibit 99.1 of Form 6-K (File No. 001-38049) as filed with the SEC on February 26, 2025, and incorporated by reference herein)
2.d**	Description of the Securities
2.1*
Form of Deposit Agreement among the Registrant, Citibank, N.A., as depositary, and the Owners and Holders from time to time of American Depositary Shares issued thereunder (previously filed as Exhibit 99(a) of Form F-6 (File No. 333-263414) as filed with the SEC on March 10, 2022, and incorporated by reference herein)

2.2*	Form of American Depositary Receipt (previously filed as Exhibit 99(a)(i) of Form F-6 (File No. 333-285238) as filed with the SEC on February 25, 2025, and incorporated by reference herein)
2.3*
Omnibus Restricted ADS Letter Agreement among the Registrant and Citibank, N.A., as depositary (previously filed as Exhibit 99(b) of Form F-6 (File No. 333-285238) as filed with the SEC on February 25, 2025, and incorporated by reference herein)

2.4*
Indenture, dated as of July 20, 2023, among Azul Secured Finance LLP, Azul S.A., Azul Linhas Aéreas Brasileiras S.A., Intelazul S.A., ATS Viagens e Turismo Ltda., Azul IP Cayman Holdco LTD., Azul IP Cayman LTD., UMB Bank, National Association, and TMF Brasil Administração e Gestão de Ativos Ltda., in connection with the 11.930% Senior Secured First Out Notes Due 2028 (previously filed as Exhibit 2.9 of Form 20-F (File No. 001-38049) as filed with the SEC on May 15, 2024, and incorporated by reference herein)

2.5*
Supplemental Indenture, dated as of October 31, 2023, among Azul Secured Finance LLP, Azul S.A., Azul Linhas Aéreas Brasileiras S.A., Intelazul S.A., ATS Viagens e Turismo Ltda., Azul IP Cayman Holdco LTD., Azul IP Cayman LTD., UMB Bank, National Association, and TMF Brasil Administração e Gestão de Ativos Ltda., in connection with the 11.930% Senior Secured First Out Notes Due 2028 (previously filed as Exhibit 2.11 of Form 20-F (File No. 001-38049) as filed with the SEC on May 15, 2024, and incorporated by reference herein)

2.6**
Second Supplemental Indenture, dated as of February 8, 2024, among Azul Secured Finance LLP, Azul S.A., Azul Linhas Aéreas Brasileiras S.A., Intelazul S.A., ATS Viagens e Turismo Ltda., Azul IP Cayman Holdco LTD., Azul IP Cayman LTD., UMB Bank, National Association, and TMF Brasil Administração e Gestão de Ativos Ltda., in connection with the 11.930% Senior Secured First Out Notes Due 2028

2.7**
Third Supplemental Indenture, dated as of October 30, 2024, among Azul Secured Finance LLP, Azul S.A., Azul Linhas Aéreas Brasileiras S.A., Intelazul S.A., ATS Viagens e Turismo Ltda., Azul IP Cayman Holdco LTD., Azul IP Cayman LTD., UMB Bank, National Association, and TMF Brasil Administração e Gestão de Ativos Ltda., in connection with the 11.930% Senior Secured First Out Notes Due 2028

2.8**
Fourth Supplemental Indenture, dated as of November 27, 2024, among Azul Secured Finance LLP, Azul S.A., Azul Linhas Aéreas Brasileiras S.A., Intelazul S.A., ATS Viagens e Turismo Ltda., Azul IP Cayman Holdco LTD., Azul IP Cayman LTD., UMB Bank, National Association, and TMF Brasil Administração e Gestão de Ativos Ltda., in connection with the 11.930% Senior Secured First Out Notes Due 2028

2.9**
Fifth Supplemental Indenture, dated as of January 28, 2025, among Azul Secured Finance LLP, Azul S.A., Azul Linhas Aéreas Brasileiras S.A., Intelazul S.A., ATS Viagens e Turismo Ltda., Azul IP Cayman Holdco LTD., Azul IP Cayman LTD., UMB Bank, National Association, and TMF Brasil Administração e Gestão de Ativos Ltda., in connection with the 11.930% Senior Secured First Out Notes Due 2028

Azul S.A.	211

2.10*
Base Indenture, dated as of July 14, 2023, among Azul Secured Finance LLP, Azul S.A., Azul Linhas Aéreas Brasileiras S.A., Intelazul S.A., ATS Viagens e Turismo Ltda., Azul IP Cayman Holdco LTD., Azul IP Cayman LTD., UMB Bank, National Association, and TMF Brasil Administração e Gestão de Ativos Ltda., in connection with the 11.500% Senior Secured Second Out due 2029 and the 10.875% Senior Secured Second Out Notes due 2030 (previously filed as Exhibit 2.6 of Form 20-F (File No. 001-38049) as filed with the SEC on May 15, 2024, and incorporated by reference herein)

2.11*
First Supplemental Indenture, dated as of July 14, 2023, among Azul Secured Finance LLP, Azul S.A., Azul Linhas Aéreas Brasileiras S.A., Intelazul S.A., ATS Viagens e Turismo Ltda., Azul IP Cayman Holdco LTD., Azul IP Cayman LTD., UMB Bank, National Association, and TMF Brasil Administração e Gestão de Ativos Ltda., in connection with 11.500% Senior Secured Second Out due 2029 (previously filed as Exhibit 2.7 of Form 20-F (File No. 001-38049) as filed with the SEC on May 15, 2024, and incorporated by reference herein)

2.12*
Second Supplemental Indenture, dated as of July 14, 2023, among Azul Secured Finance LLP, Azul S.A., Azul Linhas Aéreas Brasileiras S.A., Intelazul S.A., ATS Viagens e Turismo Ltda., Azul IP Cayman Holdco LTD., Azul IP Cayman LTD., UMB Bank, National Association, and TMF Brasil Administração e Gestão de Ativos Ltda., in connection with the 10.875% Senior Secured Second Out Notes due 2030 (previously filed as Exhibit 2.8 of Form 20-F (File No. 001-38049) as filed with the SEC on May 15, 2024, and incorporated by reference herein)

2.13**
Third Supplemental Indenture, dated as of October 30, 2024, among Azul Secured Finance LLP, Azul S.A., Azul Linhas Aéreas Brasileiras S.A., Intelazul S.A., ATS Viagens e Turismo Ltda., Azul IP Cayman Holdco LTD., Azul IP Cayman LTD., UMB Bank, National Association, and TMF Brasil Administração e Gestão de Ativos Ltda., in connection with the 11.500% Senior Secured Second Out due 2029 and the 10.875% Senior Secured Second Out Notes due 2030

2.14**
Fourth Supplemental Indenture, dated as of January 28, 2025, among Azul Secured Finance LLP, Azul S.A., Azul Linhas Aéreas Brasileiras S.A., Intelazul S.A., ATS Viagens e Turismo Ltda., Azul IP Cayman Holdco LTD., Azul IP Cayman LTD., UMB Bank, National Association, and TMF Brasil Administração e Gestão de Ativos Ltda., in connection with the 11.500% Senior Secured Second Out due 2029 and the 10.875% Senior Secured Second Out Notes due 2030

2.15**
Indenture, dated as of December 23, 2024, among Azul Investments LLP, Azul S.A., Azul Linhas Aéreas Brasileiras S.A. and U.S. Bank National Association, in connection with the 7.500% Senior Notes Due 2030

2.16*
Indenture, dated as of January 28, 2025, among Azul Secured Finance LLP, Azul S.A., UMB Bank N.A., and TMF Brasil Administração e Gestão de Ativos Ltda., in connection with the Floating Rate Superpriority PIK Toggle Notes Due 2030 (previously filed as Exhibit 99.1 of Form 6-K (File No. 001-38049) as filed with the SEC on February 3, 2025, and incorporated by reference herein)

2.17*
Indenture, dated as of January 28, 2025, among Azul Secured Finance LLP, Azul S.A., UMB Bank N.A., and TMF Brasil Administração e Gestão de Ativos Ltda., in connection with in connection with the 11.930% Senior Secured First Out Notes Due 2028 (previously filed as Exhibit 99.2 of Form 6-K (File No. 001-38049) as filed with the SEC on February 3, 2025, and incorporated by reference herein)

2.18*
Indenture, dated as of January 28, 2025, among Azul Secured Finance LLP, Azul S.A., UMB Bank N.A., and TMF Brasil Administração e Gestão de Ativos Ltda., in connection with the 11.500% Senior Secured Second Out due 2029 (previously filed as Exhibit 99.3 of Form 6-K (File No. 001-38049) as filed with the SEC on February 3, 2025, and incorporated by reference herein)

2.19*
Indenture, dated as of January 28, 2025, among Azul Secured Finance LLP, Azul S.A., UMB Bank N.A., and TMF Brasil Administração e Gestão de Ativos Ltda., in connection with the 10.875% Senior Secured Second Out Notes due 2030 (previously filed as Exhibit 99.4 of Form 6-K (File No. 001-38049) as filed with the SEC on February 3, 2025, and incorporated by reference herein)

2.20**
Indenture, dated as of March 26, 2025, among Azul Investments LLP, Azul S.A., Azul Linhas Aéreas Brasileiras S.A. and U.S. Bank National Association, in connection with the 7.500% Senior Pik Toggle Notes Due 2032

2.21**
Sixth Amendment to the Private Instrument of Indenture of Debentures Convertible Into Preferred Shares of the Secured Type, with Additional Personal Guarantee, of the First Issue of Azul S.A., dated as of March 24, 2025, among Azul S.A., Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda., Azul Linhas Aéreas Brasileiras S.A., ATS Viagens e Turismo Ltda., Intelazul S.A., Azul Conecta Ltda., Azul Secured Finance LLP, Azul Secured Finance II LLP, Azul Investments LLP, Azul IP Cayman LTD., and Azul IP Cayman Holdco LTD

212	Azul S.A.

4.1†*
Purchase Agreement COM0041-08, dated as of March 11, 2008, between Embraer — Empresa Brasileira de Aeronáutica S.A. and Canela Investments LLC, including Amendment No. 1, dated as of April 30, 2008; Amendment No. 2, dated as of July 31, 2008; Amendment No. 3, dated as of October 21, 2008; Amendment No. 4, dated as of August 31, 2008; Amendment No. 5, dated as of November 25, 2008; Amendment No. 6, dated as of December 12, 2008; Amendment No. 7, dated as of December 23, 2008, Amendment No. 8; dated as of March 12, 2009; Amendment No. 9, dated as of October 30, 2009; Amendment No. 10, dated as of December 21, 2009; Amendment No. 11, dated as of October 26, 2010; Amendment No. 12, dated as of September 30, 2011, Amendment No. 13; dated as of November 9, 2011; Amendment No. 14, dated as of December 1, 2011; Amendment No. 15, dated as of January 20, 2012; Amendment No. 16, dated as of May 2, 2012; Amendment No. 17, dated as of July 11, 2012; Amendment No. 18, dated as of December 28, 2012; Amendment No. 19, dated as of April 9, 2013, Amendment No. 20; dated as of May 29, 2013; Amendment No. 21, dated as of June 26, 2013; Amendment No. 22, dated as of March 13, 2014; Amendment No. 23, dated as of April 1, 2014, Amendment No. 24; dated as of April 29, 2014; Amendment No. 25, dated as of May 23, 2014; Amendment No. 26, dated as of July 30, 2014; and Amendment No. 27, dated as of September 24, 2015. (previously filed as Exhibit 10.1 of Pre-Effective Amendment No. 1 to our registration statement on Form F-1 (File No. 333-215908) as filed with the SEC on March 3, 2017 and incorporated by reference herein)

4.2†*
Sale and Purchase Contract, dated as of December 14, 2010, between Avions de Transport Regional and Canela Investments LLC, including the Amendment No. 1, dated as of December 22, 2011; and Amendment No. 2, dated as of December 4, 2012. (previously filed as Exhibit 10.2 of Pre-Effective Amendment No. 1 to our registration statement on Form F-1 (File No. 333-215908) as filed with the SEC on March 3, 2017 and incorporated by reference herein)

4.3†*
First Amendment to the Investment Agreement, dated as of August 15, 2012, between Azul S.A., Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda. (including the restated version of the Investment Agreement as Exhibit I); the Second Amendment to the Investment Agreement, dated as of December 27, 2013; the Third Amendment to the Investment Agreement, dated as of October 22, 2014; the Fourth Amendment to the Investment Agreement, dated as of June 26, 2015, between Azul S.A., Trip Participações S.A., Trip Investimentos Ltda., Rio Novo Locações Ltda. and Calfinco, Inc.; and the Fifth Amendment to the Investment Agreement, dated as of August 3, 2016, between Azul S.A., Trip Participações S.A., Trip Investimentos Ltda., Rio Novo Locações Ltda., Calfinco, Inc. and Hainan Airlines Holding Co. Ltd. (previously filed as Exhibit 10.7 of Pre-Effective Amendment No. 1 to our registration statement on Form F-1 (File No. 333-215908) as filed with the SEC on March 3, 2017 and incorporated by reference herein)

4.4†*
A320 NEO Purchase Agreement, dated as of October 24, 2014, between Airbus S.A.S. and Azul Finance LLC., including Amendment No. 1 to the A320 NEO Purchase Agreement, dated as of December 21, 2015. (previously filed as Exhibit 10.9 of Pre-Effective Amendment No. 1 to our registration statement on Form F-1 (File No. 333-215908) as filed with the SEC on March 3, 2017 and incorporated by reference herein)

4.4.1†*
Amendment N° 2 to the A320 NEO Purchase Agreement dated as of July 20, 2018; Amendment N° 3 to the A320 NEO Purchase Agreement, dated as of July 20, 2018 (previously filed as Exhibit 4.6.1 to Form 20-F/A (File No. 001-38049) as filed with the SEC on July 18, 2019 and incorporated by reference herein)

4.4.2†*
Amendment N° 4 to the A320 NEO Purchase Agreement, dated as of December 26, 2019, Amendment N° 5 to the A320 NEO Purchase Agreement, dated as of December 26, 2019, Amendment N° 6 to the A320 NEO Purchase Agreement, dated as of August 28, 2020 (previously filed as Exhibit 4.4.2 to Form 20-F (File No.001-38049) as filed with the SEC on April 30, 2021 and incorporated by reference herein)

4.5†*
Purchase Agreement COM0384-14, dated as of December 30, 2014, between Embraer S.A. and Azul Finance 2 LLC., including Amendment No. 1, dated as of September 4, 2015; Amendment No. 2, dated as of March 2, 2016; and Amendment No. 3, dated as of March 31, 2016. (previously filed as Exhibit 10.10 of Pre-Effective Amendment No. 1 to our registration statement on Form F-1 (File No. 333-215908) as filed with the SEC on March 3, 2017 and incorporated by reference herein)

4.5.1†*
Amendment No. 4, dated as of December 22, 2016, to the Purchase Agreement COM0384-14, dated as of December 30, 2014, between Embraer S.A. and Azul Finance 2 LLC (previously filed as Exhibit 10.13 of Form F-1 (File No. 333-220433) as filed with the SEC on September 12, 2017, and incorporated by reference herein)

4.5.2†*
Amendment N° 5 to Purchase Agreement COM0384-14, dated as of December 14, 2018, Amendment N° 6 to Purchase Agreement COM0384-14, dated as of November 20, 2019 (previously filed as Exhibit 4.5.2 to Form 20-F (File No.001-38049) as filed with the SEC on April 30, 2021 and incorporated by reference herein)

4.6†*
Contract for Sale and Other Covenants, dated as of November 28, 2019, between Petrobras Distribuidora S.A. and Azul Linhas Aéreas Brasileiras S.A. (previously filed as Exhibit 4.6 to our annual report on Form 20-F for the year ended December 31, 2019, as filed with the SEC on April 30, 2020 and incorporated by reference herein)

Azul S.A.	213

4.7*
Intercreditor, Collateral Sharing and Accounts Agreement, dated as of July 14, 2023, among Azul Secured Finance LLP, Azul S.A., other obligors, TMF Brasil Administração e Gestão de Ativos Ltda., UMB Bank, National Association, Aercap Administrative Services Limited and. Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda. (previously filed as Exhibit 4.7 of Form 20-F (File No. 001-38049) as filed with the SEC on May 15, 2024, and incorporated by reference herein)

4.8*
Supplement No. 1 to the Intercreditor, Collateral Sharing and Accounts Agreement, dated as of July 20, 2023, among Azul Secured Finance LLP, Azul S.A., other obligors, TMF Brasil Administração e Gestão de Ativos Ltda., UMB Bank, National Association, Aercap Administrative Services Limited and. Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda. (previously filed as Exhibit 4.8 of Form 20-F (File No. 001-38049) as filed with the SEC on May 15, 2024, and incorporated by reference herein)

4.9*
Supplement No. 2 to the Intercreditor, Collateral Sharing and Accounts Agreement, dated as of October 31, 2023, among Azul Secured Finance LLP, Azul S.A., other obligors, TMF Brasil Administração e Gestão de Ativos Ltda., UMB Bank, National Association, Aercap Administrative Services Limited and. Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda. (previously filed as Exhibit 4.9 of Form 20-F (File No. 001-38049) as filed with the SEC on May 15, 2024, and incorporated by reference herein)

4.10*
Amended and Restated Intercreditor, Collateral Sharing and Accounts Agreement, dated as of January 28, 2025, among Azul Secured Finance LLP, Azul S.A., other obligors, TMF Brasil Administração e Gestão de Ativos Ltda., UMB Bank, National Association, Aercap Administrative Services Limited and. Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda. (previously filed as Exhibit 99.5 of Form 6-K (File No. 001-38049) as filed with the SEC on February 3, 2025, and incorporated by reference herein)

4.11**	Registration Rights Agreement, dated as of April 3, 2025, between Azul S.A. and Ballyfin Aviation II Limited
4.12**	Shareholder Support Agreement, dated January 28, 2025, among David Gary Neeleman, Saleb, Trip Participações, Trip Investimentos, Rio Novo and the Company (as an intervening and consenting party)
4.13*
Shareholders Agreement, dated September 1, 2017, among Trip Participações S.A., Trip Investimentos Ltda., Rio Novo Locações Ltda., Calfinco Inc., Hainan Airlines Co., LTD, David Gary Neeleman and the Company (as an intervening consenting party) (previously filed on Form 6-K (File No. 001-38049) as filed with the SEC on September 5, 2017, and incorporated by reference herein)

4.14*
Amendment No. 1 to Shareholders Agreement, dated March 3, 2021, among Trip Participações S.A., Trip Investimentos Ltda., Rio Novo Locações Ltda., Calfinco Inc., Calfinco Inc., David Gary Neeleman and the Company (as an intervening consenting party)(previously filed as Exhibit 4.3 of Form F-3 ASR (File No. 333-263414) as filed with the SEC on July 01, 2021, and incorporated by reference herein)

4.15**
Supplemental Shareholders Agreement of Azul S.A., dated April 8, 2024, among Trip Participações S.A., Trip Investimentos Ltda., Rio Novo Locações Ltda., Calfinco Inc., Calfinco Inc., David Gary Neeleman and the Company (as an intervening consenting party)

4.16†**	A330 NEO Purchase Agreement, dated as of October 28, 2022, between Airbus S.A.S. and Azul Finance LLC.
4.17†**	Amendment No. 1 to the A330 NEO Purchase Agreement, dated as of January 9, 2023, between Airbus S.A.S. and Azul Finance LLC
4.18†**	Amendment No. 2 to the A330 NEO Purchase Agreement, dated as of June 20, 2023, between Airbus S.A.S. and Azul Finance LLC
4.19†**	Amendment No. 3 to the A330 NEO Purchase Agreement, dated as of July 19, 2024, between Airbus S.A.S. and Azul Finance LLC
4.20†**	Amendment No. 4 to the A330 NEO Purchase Agreement, dated as of October 9, 2024, between Airbus S.A.S. and Azul Finance LLC
8.1**	List of subsidiaries of the Company
11(b)**	Disclosure of Material Act or Fact and Securities Trading Policy of Azul S.A.
12.1**	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1**	Letter from Ernst & Young Auditores Independentes S/S Ltda. dated April 28, 2025
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document

214	Azul S.A.

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(*)	Previously filed.
(**)	Filed herewith.
†	Certain identified confidential information has been redacted from this exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

Azul S.A.	215

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Azul S.A.

By:	/s/ John Peter Rodgerson
Name: John Peter Rodgerson
Title: Chief Executive Officer

By:	/s/ Alexandre Wagner Malfitani
Name: Alexandre Wagner Malfitani
Title: Chief Financial Officer and Investor Relations Officer
Barueri/SP, Brazil
April 28, 2025

216	Azul S.A.

«Table of Contents

Azul S.A.
CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
with Reports of Independent Registered Public Accounting Firm

Azul S.A.	Consolidated Financial Statements	F-1

«Table of Contents

F-2	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements

Report of Independent Registered Public Accounting Firm
Board of Directors and Shareholders
Azul S/A
Opinion on the consolidated financial statements
We have audited the accompanying consolidated statement of financial position of Azul S/A and its subsidiaries (the “Company”) as of December 31, 2024, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for the year then ended and the related notes (collectively referred to the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operation and its cash flows for the year then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO"), and our report dated April 28, 2025 expressed an unqualified opinion.
Basis for opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
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

«Table of Contents | « Index to Financial Statements

Revenue from passenger transport (including breakage)
As described in note 34 to the consolidated financial statements, revenue from passenger transport is recognized when air transportation is actually provided. Tickets sold, but not yet used are recorded as “Air traffic liability and loyalty program” account, net of breakage revenue estimate. The passenger transportation revenue recognition process is highly dependent on information technology systems and internal controls. This process also takes into consideration other complex aspects that may affect revenue recognition, such as recording of tickets sold but not used, credits to passengers related to unused tickets, accounting for the performance obligation of the Company's loyalty program, among others. We identified auditing passenger revenue (including breakage) as a critical audit matter. The principal considerations for our determination that auditing passenger revenue (including breakage) is a critical audit matter is that auditing revenue recognition of passenger transport and the complex estimates used by management requires a high degree of auditor judgment.
Our audit procedures related to auditing passenger revenue (including breakage) included the following, among others:
•Testing the automated information technology internal controls used by management for recording passenger transportation revenue activities and estimating breakage
•Tracing a sample of passenger revenues to third-party evidence and flight logs
•On a sample basis, testing through observation procedures, passenger boarding, and verifying the recognition of the respective revenue for a sample of flights;
•Monitoring passenger boarding events and verifying recognition of the revenue for a sample of flights;
•Testing a sample of flown and not flown tickets;
•With the assistance of our internal actuarial specialists, assessing the Company’s methodologies and testing the significant assumptions and underlying data used by the Company
•Evaluating the completeness of the Company's disclosures related to passenger transportation revenue in Note 34.
Going Concern Assessment
As described further in Note 2 to the consolidated financial statements, the Company has negative working capital of R$15,684,277 and negative equity of R$30,435,270. The Company’s ability to fulfill its obligations will depend on its future operating performance. To assess its ability to meet obligations as they come due for at least twelve months from the issuance date of the financial statements, the Company has developed a business plan which was approved by the Board of Directors. We identified the going concern assessment as a critical audit matter. The principal consideration for our determination that the going concern assessment represents a critical audit matter is that evaluating the appropriateness of the significant judgments and estimates in the Company’s cash flow projections requires a high degree of auditor judgment.
Our audit procedures related to the going concern assessment included the following, among others:
•Developing an understanding of management's plans for liquidity through discussions with management.
•Comparing the management’s forecasted future financial results to historical results and previous forecasts to assess the Company’s ability to accurate forecast;
•With the assistance of our internal corporate finance specialists, evaluating management’s financial forecasting model and key assumptions;
•Evaluating the completeness of the Company's future obligations and evaluated consistency with evidence obtained in other areas of the audit.

F-4	Report of Independent Registered Public Accounting	Azul S.A.

«Table of Contents | « Index to Financial Statements

•Obtaining and inspected the debt restructuring agreements and future financing sources;
•Evaluating the completeness of the Company's disclosures related to going concern in Note 2.
/s/ Grant Thornton Auditores Independentes Ltda.
We have served as the Company’s auditor since 2024.
Campinas, Brazil
April 28, 2025

Azul S.A.	Report of Independent Registered Public Accounting	F-5

«Table of Contents | « Index to Financial Statements

Report of Independent Registered Public Accounting Firm
Board of Directors and Shareholders
Azul S/A
Opinion on internal control over financial reporting
We have audited the internal control over financial reporting of Azul S/A and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2024, and our report dated on April 28, 2025, expressed an unqualified opinion on those financial statements.
Basis for opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Internal Control over Financial Reporting” in Management`s Discussion and Analysis”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
/s/ Grant Thornton Auditores Independentes Ltda.
Campinas, Brazil
April 28, 2025

Azul S.A.	Report of Independent Registered Public Accounting	F-7

«Table of Contents | « Index to Financial Statements

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Azul S.A.
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Azul S.A. (the Company) as of December 31, 2023, the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with IFRS accounting standards as issued by the International Accounting Standards Board (IASB).
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
We have served as the Company’s auditor from 2009 to 2024.
São Paulo, Brazil
May 15, 2024

F-8	Report of Independent Registered Public Accounting	Azul S.A.

«Table of Contents | « Index to Financial Statements
Consolidated Statements of Financial Position
As of December 31, 2024 and 2023
(In thousands of Brazilian reais – R$)

		December 31,
Assets	Note	2024	2023

Current assets
Cash and cash equivalents	6	1,210,009	1,897,336
Short-term investments	7	71,898	—
Accounts receivable	8	1,775,374	1,109,408
Aircraft sublease	9	—	14,592
Inventories	10	943,578	799,208
Deposits	11	328,876	515,692
Taxes recoverable	12	203,951	219,433
Derivative financial instruments	24	—	21,909
Advances to suppliers	13	274,282	221,051
Other assets	14	850,052	245,518
Total current assets		5,658,020	5,044,147

Non-current assets

Long-term investments	7	1,040,454	780,312
Aircraft sublease	9	—	16,210
Deposits	11	3,063,786	1,777,803
Taxes recoverable	12	36,136	—
Other assets	14	411,701	143,781
Property and equipment	16	3,034,554	2,295,851
Right-of-use assets	17	11,470,679	9,011,558
Intangible assets	18	1,559,613	1,463,247
Total non-current assets		20,616,923	15,488,762

Total assets		26,274,943	20,532,909
The accompanying notes are an integral part of these consolidated financial statements.

Azul S.A.	Consolidated Financial Statements	F-9

«Table of Contents | « Index to Financial Statements
Consolidated Statements of Financial Position
As of December 31, 2024 and 2023
(In thousands of Brazilian reais – R$)

		December 31,
Liabilities and equity	Note	2024	2023

Current liabilities
Loans and financing	19	2,207,199	1,100,051
Reverse factoring	23	—	290,847
Leases	20	6,314,221	3,687,392
Convertible debt instruments	21	124,321	25,807
Accounts payable	22	4,147,225	2,277,841
Airport taxes and fees	25	584,739	588,404
Air traffic liability and loyalty program	26	6,326,057	5,205,876
Salaries and benefits	27	508,448	474,797
Taxes payable	28	125,055	142,168
Derivative financial instruments	24	65,375	68,905
Provisions	29	670,722	736,430
Other liabilities		268,935	150,362
Total current liabilities		21,342,297	14,748,880

Non-current liabilities
Loans and financing	19	12,774,218	8,598,861
Leases	20	15,064,626	11,459,019
Convertible debt instruments	21	1,058,047	1,175,803
Accounts payable	22	1,162,396	1,320,927
Airport taxes and fees	25	792,680	1,171,679
Taxes payable	28	198,898	112,287
Derivative financial instruments	24	—	840
Deferred income tax and social contribution	15	—	39,526
Provisions	29	3,508,314	2,404,423
Other liabilities		808,737	828,512
Total non-current liabilities		35,367,916	27,111,877

Equity	31
Issued capital		2,315,628	2,314,821
Advance for future capital increase		—	789
Capital reserve		2,066,023	2,029,610
Treasury shares		(4,334)	(9,041)
Other comprehensive income		5,917	3,106
Accumulated losses		(34,818,504)	(25,667,133)
		(30,435,270)	(21,327,848)
Total liabilities and equity		26,274,943	20,532,909
The accompanying notes are an integral part of these consolidated financial statements.

F-10	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Consolidated Statements of Operations
Years ended December 31, 2024, 2023 and 2022
(In thousands of Brazilian reais – R$, except basic and diluted loss per share)

		Years ended December 31,
	Note	2024	2023	2022

Passenger revenue		18,123,135	17,227,728	14,594,945
Other revenues		1,403,073	1,326,697	1,353,122
Total Revenue	34	19,526,208	18,554,425	15,948,067

Aircraft fuel		(5,583,503)	(5,890,485)	(6,561,288)
Salaries and benefits		(2,722,872)	(2,408,364)	(1,954,568)
Airport taxes and fees		(1,074,818)	(1,059,258)	(911,246)
Auxiliary services for air transport		(872,481)	(807,563)	(641,900)
Maintenance		(789,222)	(898,282)	(616,209)
Advertising and publicity		(889,224)	(779,264)	(699,003)
Depreciation and amortization		(2,563,982)	(2,404,223)	(2,094,448)
Impairment and onerous contracts		143,790	245,636	1,102,791
Insurance		(79,588)	(89,492)	(103,216)
Other		(1,703,676)	(2,802,036)	(2,039,425)
		(16,135,576)	(16,893,331)	(14,518,512)

Operating profit		3,390,632	1,661,094	1,429,555

Financial income		239,058	220,141	277,289
Financial expenses		(5,247,414)	(5,608,771)	(4,793,782)
Derivative financial instruments, net		317,729	(238,458)	958,005
Foreign currency exchange, net		(7,890,179)	1,625,064	1,406,566
Financial result	35	(12,580,806)	(4,002,024)	(2,151,922)

Loss before income tax and social contribution		(9,190,174)	(2,340,930)	(722,367)

Current income tax and social contribution	15	(723)	—	—
Deferred income tax and social contribution	15	39,526	(39,526)	—

Loss for the year		(9,151,371)	(2,380,456)	(722,367)

Basic loss per common share – R$	32	(0.35)	(0.09)	(0.03)
Diluted loss per common share – R$	32	(0.35)	(0.09)	(0.03)
Basic loss per preferred share – R$	32	(26.32)	(6.85)	(2.08)
Diluted loss per preferred share – R$	32	(26.32)	(6.85)	(2.08)
The accompanying notes are an integral part of these consolidated financial statements.

Azul S.A.	Consolidated Financial Statements	F-11

«Table of Contents | « Index to Financial Statements
Consolidated Statements of Comprehensive Loss
Years ended December 31, 2024, 2023 and 2022
(In thousands of Brazilian reais – R$)

	Years ended December 31,
	2024	2023	2022

Loss for the year	(9,151,371)	(2,380,456)	(722,367)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Post-employment benefit	2,811	(2,175)	(518)
Total comprehensive loss	(9,148,560)	(2,382,631)	(722,885)
The accompanying notes are an integral part of these consolidated financial statements.

F-12	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Consolidated Statements of Changes in Equity
Years ended December 31, 2024, 2023 and 2022
(In thousands of Brazilian reais – R$)

Description	Note	Issued capital	Advance for future capital increase	Treasury shares	Capital reserve	Other comprehensive income	Accumulated losses	Total

At December 31, 2021		2,290,876	120	(11,959)	1,946,471	5,799	(22,564,310)	(18,333,003)

Loss for the year		—	—	—	—	—	(722,367)	(722,367)
Post-employment benefit	29	—	—	—	—	(518)	—	(518)
Total comprehensive income		—	—	—	—	(518)	(722,367)	(722,885)

Share buyback	31	—	—	(3,923)	—	—	—	(3,923)
Share-based payment (a)	33	23,065	(59)	5,678	23,627	—	—	52,311
At December 31, 2022		2,313,941	61	(10,204)	1,970,098	5,281	(23,286,677)	(19,007,500)

Loss for the year		—	—	—	—	—	(2,380,456)	(2,380,456)
Post-employment benefit	29	—	—	—	—	(2,175)	—	(2,175)
Total comprehensive income		—	—	—	—	(2,175)	(2,380,456)	(2,382,631)

Share buyback	31	—	—	(6,826)	—	—	—	(6,826)
Share-based payment (a)	33	880	728	7,989	59,512	—	—	69,109
At December 31, 2023		2,314,821	789	(9,041)	2,029,610	3,106	(25,667,133)	(21,327,848)

Loss for the year		—	—	—	—	—	(9,151,371)	(9,151,371)
Post-employment benefit	29	—	—	—	—	2,811	—	2,811
Total comprehensive income		—	—	—	—	2,811	(9,151,371)	(9,148,560)

Share repurchase, disposal and transfers	31	—	—	4,707	(7,303)	—	—	(2,596)
Share-based payment (a)	33	807	(789)	—	43,716	—	—	43,734

At December 31, 2024		2,315,628	—	(4,334)	2,066,023	5,917	(34,818,504)	(30,435,270)

(a) Refers to the receipt of the exercise of share options and the vesting of share-based compensation plans (Stock Options and RSU), net of income tax relating to the transfer of RSU.
The accompanying notes are an integral part of these consolidated financial statements.

F-13	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Consolidated Statements of Cash Flows
Years ended December 31, 2024, 2023 and 2022
(In thousands of Brazilian reais – R$)

	Years ended December 31,
	2024	2023	2022

Cash flows from operating activities
Loss for the year	(9,151,371)	(2,380,456)	(722,367)
Result reconciliation items
Depreciation and amortization	2,563,982	2,404,223	2,094,448
Gain (loss) from impairment of assets	(143,790)	(245,636)	(1,102,791)
Derivative financial results, net	(317,729)	238,458	(958,005)
Share-based payment	43,455	71,643	(18,250)
Foreign currency exchange, net	7,736,026	(1,616,363)	(1,464,235)
Financial result	5,018,405	5,313,867	3,968,455
Tax transaction	(252,968)	—	—
Provisions, net	(145,985)	(160,957)	438,375
Recovery of expenses and write-offs of other assets	(855,441)	269,486	208,923
Result from modification of lease and provision	(221,391)	(204,017)	(93,113)
Result of write-offs of fixed assets, right of use, intangible assets and inventories	143,417	297,349	147,311
Deferred income tax and social contribution	(39,526)	39,526	—
Sale and leaseback	(91,613)	6,356	(33,155)
Reconciled result	4,285,471	4,033,479	2,465,596

Changes in operating assets and liabilities
Accounts receivable	(292,029)	876,955	(1,107,114)
Aircraft sublease	—	19,485	68,393
Inventories	(159,409)	(153,502)	(159,486)
Deposits	(455,229)	(453,090)	(606,219)
Taxes recoverable	(20,284)	16,312	(122,338)
Derivative financial results, net	(101,767)	(137,998)	477,581
Advances to suppliers	(2,329,767)	(2,888,463)	(629,450)
Other assets	(575,798)	(128,116)	(186,128)
Accounts payable	3,185,301	2,795,585	2,274,014
Airport taxes and fees	79,824	227,996	356,067
Air traffic liability and loyalty program	1,409,877	1,134,387	963,680
Salaries and benefits	128,555	13,151	113,828
Taxes payable	77,881	(26,793)	7,131
Provisions	(423,132)	(237,456)	(179,391)
Other liabilities	50,679	72,589	(129,019)
Total changes in operating assets and liabilities	574,702	1,131,042	1,141,549
Interest paid	(2,073,149)	(1,724,830)	(1,169,830)
Net cash provided (used) by operating activities	2,787,024	3,439,691	2,437,315
Cash flows from investing activities
Acquisition of short-term investments	(107,424)	—	(10,422)
Redemption of short-term investments	6,205	—	11,939
Restricted cash	—	6,145	—
Payment for acquisition of subsidiary	—	—	(30,317)
Cash received on sale of property and equipment	—	—	518,739
Proceeds from sale and leaseback	29,346	91,688	321,266
Purchase of property and equipment	(681,329)	(464,354)	(624,239)
Capitalized maintenance	(577,517)	(338,990)	(628,293)
Purchase of Intangible	(234,936)	(168,971)	(198,525)
Net cash used by investing activities	(1,565,655)	(874,482)	(639,852)
Cash flows from financing activities
Loans and financing
Proceeds	3,209,990	4,733,292	200,000
Repayment	(1,723,166)	(1,907,123)	(819,182)
Costs	(104,903)	(486,658)	(12,633)
Reverse factoring	(496,286)	(831,477)	(818,274)
Repayment of Lease	(2,803,166)	(2,353,262)	(2,772,581)
Convertible debt instruments	—	(542,496)	—
Advance for future capital increase	18	789	61
Capital increase	—	819	22,945
Treasury shares	(2,596)	(6,826)	(3,923)
Net cash provided (used) by financing activities	(1,920,109)	(1,392,942)	(4,203,587)

Exchange rate changes on cash and cash equivalents	11,413	56,721	673

Increase (decrease) in cash and cash equivalents	(687,327)	1,228,988	(2,405,451)

Cash and cash equivalents at the beginning of the year	1,897,336	668,348	3,073,799
Cash and cash equivalents at the end of the year	1,210,009	1,897,336	668,348
The accompanying notes are an integral part of these consolidated financial statements.

F-14	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
1.OPERATIONS
Azul S.A. (“Azul”), together with its subsidiaries (“Company”) is a corporation governed by its bylaws, as per Law No. 6404/76 and by the corporate governance level 2 listing regulation of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). Azul was incorporated on January 3, 2008, and its core business comprises the operation of regular and non-regular airline passenger services, cargo or mail, passenger charter, provision of maintenance and hangarage services for aircraft, engines, parts and pieces, aircraft acquisition and lease, development of frequent-flyer programs, development of related activities and equity holding in other companies since the beginning of its operations on December 15, 2008.
Azul carries out its activities through its subsidiaries, mainly Azul Linhas Aéreas Brasileiras S.A. (“ALAB”) and Azul Conecta Ltda. (“Conecta”), which hold authorization from government authorities to operate as airlines and ATS Viagens e Turismo Ltda (“Azul Viagens”) for tourism services.
Azul shares are traded on B3 and on the New York Stock Exchange (“NYSE”) under tickers AZUL4 and AZUL, respectively.
Azul is headquartered at Avenida Marcos Penteado de Ulhôa Rodrigues, 939, 8th floor, in the city of Barueri, state of São Paulo, Brazil.
1.1Organizational structure
The Company organizational structure as of December 31, 2024 is as follows:

Azul S.A.	Consolidated Financial Statements	F-15

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The table below lists the operational activities in which the Azul subsidiaries are engaged, as well as the changes in ownership that occurred in the period, when applicable.

					% Equity interest
					December 31,
Company	Type of investment	Main activity	State	Country	2024	2023

Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Direct	Equity holding in other companies	George Town	Cayman Islands	25%	25%
Azul IP Cayman Ltd. (Azul Cayman)	Indirect	Intellectual property owner	George Town	Cayman Islands	100%	100%
IntelAzul S.A. (IntelAzul)	Direct	Frequent-flyer program	São Paulo	Brazil	100%	100%
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Equity holding in other companies	George Town	Cayman Islands	25%	25%
Azul Linhas Aéreas Brasileiras S.A. (ALAB)	Direct	Airline operations	São Paulo	Brazil	100%	100%
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Equity holding in other companies	George Town	Cayman Islands	25%	25%
Azul Conecta Ltda. (Conecta)	Indirect	Airline operations	São Paulo	Brazil	100%	100%
ATS Viagens e Turismo Ltda. (Azul Viagens)	Indirect	Travel packages	São Paulo	Brazil	100%	100%
ATSVP Viagens Portugal, Unipessoal LDA (Azul Viagens Portugal)	Indirect	Travel packages	Lisbon	Portugal	100%	100%
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Equity holding in other companies	George Town	Cayman Islands	25%	25%
Cruzeiro Participações S.A. (Cruzeiro)	Indirect	Equity holding in other companies	São Paulo	Brazil	100%	100%
Azul Investments LLP (Azul Investments)	Indirect	Funding	Delaware	USA	100%	100%
Azul SOL LLC (Azul SOL)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Finance LLC (Azul Finance)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Finance 2 LLC (Azul Finance 2)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Blue Sabiá LLC (Blue Sabiá)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Canela Investments LLC (Canela)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Canela Turbo Three LLC (Canela Turbo)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Saira LLC (Azul Saira)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Secured Finance LLP (Azul Secured)	Indirect	Funding	Delaware	USA	100%	100%
Azul Secured Finance 2 LLP (Azul Secured 2)	Indirect	Funding	Delaware	USA	100%	—
Azul Secured 2 was incorporated in September 2024.
1.2Seasonality
The Company’s operating revenues depend substantially on the general volume of passenger and cargo traffic, which is subject to seasonal changes. Our passenger revenues are generally higher during the summer and winter holidays, in January and July respectively, and in the last two weeks of December, which corresponds to the holiday season. Considering the distribution of fixed costs, this seasonality tends to cause variations in operating results between periods of the fiscal year.

F-16	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
2.GOING CONCERN
2.1Management Statement
The Company's consolidated financial statements were prepared on a going concern basis, which assumes that the Company will be able to fulfill its payment obligations in accordance with contracted maturities, which is confirmed by a positive trend in generating operating cash flows.
On performing the Company's going concern assessment, management considered the financial position and results of operations up to December 31, 2024, as well as other foreseen or occurred events up to the date of issuance of these consolidated financial statements.
Management understands that even with the existence of a certain degree of uncertainty regarding the Company's ability to fulfill its obligations, the renegotiations carried out between the Company and its creditors, including lessors and other suppliers, as disclosed in notes 20, 21 and 41, corroborate Management's assessment of the Company's reasonable expectation of having sufficient resources to continue operating in the foreseeable future.
Additionally, Management's conclusion is based on the Company's business plan approved by the Board of Directors in December 2024 and the entire debt restructuring process described in these consolidated financial statements. The Company's business plan includes future actions, macroeconomic and aviation sector assumptions, such as the level of demand for air transport with a corresponding increase in fees and estimated exchange rates and fuel prices.
Management confirms that all relevant information specific to the consolidated financial statements is being disclosed and corresponds to that used by it in the development of its business management activities.
2.2Extreme weather event
During the quarter ended June 30, 2024, there was an extreme weather event with heavy rains in the central region of the State of Rio Grande do Sul in Brazil, making it impossible to provide air services due to flooding and the consequent closure of Salgado Filho Airport in Porto Alegre, the main airport in the region. The Company dedicated humanitarian efforts with the aim of supporting actions carried out by local authorities who acted in response to the emergency with the affected population. In order to face this scenario, the Company began to monitor and establish operational and financial strategies to get through this period until the resumption of operations, increasing flights to nearby cities, in order to serve affected passengers.
Since October 2024, air services gradually resumed at Salgado Filho international airport.
2.3Tax transaction
In fourth quarter, the Company signed an individual settlement agreement with the Attorney General's Office (“AGU”), through the Attorney General's Office of the National Treasury (“PGFN”) and the Special Secretariat of the Federal Revenue of Brazil (“RFB”), for the regularization of tax debts.
The total amount of the renegotiated debts is approximately R$2.9 billion, of which more than R$1.8 billion will be deducted with the use of tax losses and effective reductions of interest, fines and charges, with the remaining balance, paid within 60 months for social security debts and 120 months for other debts.
As collateral, the Company offers: airport slots, media spaces on aircraft and other proprietary vehicles, current contracts with different government agencies, in addition aircraft parts and engines in second-degree.
Adherence to the tax transaction brought economic benefits to the Company, such as reductions in litigation, interest, fines, charges and the use of tax losses.

Azul S.A.	Consolidated Financial Statements	F-17

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
Due to the ongoing consolidation of the tax transaction, these amounts will change over the next few periods.
The movement of tax transactions is as follows:

Description	Airport taxes and fees	Taxes payable		Total
		Social security	Other debts
Renegotiated debts	1,317,815	539,255	1,032,262	2,889,332
Reductions	(415,392)	(262,770)	(541,366)	(1,219,528)
Use of tax losses	—	(193,540)	(343,627)	(537,167)

Remaining balance	902,423	82,945	147,269	1,132,637

At December 31, 2024
Current	109,743	16,589	14,727	141,059
Non-current	792,680	66,356	132,542	991,578
The effects on the result of the tax transaction are presented below:

Description	Total

Operating result	57,460
Financial result	195,508
Total	252,968
2.4Net working capital and capital structure
As of December 31, 2024, the Company's working capital and liquid equity position are as shown below:

	December 31,		December 31,
Description	2024	2023	Variation	2022	Variation

Net working capital	(15,684,277)	(9,704,733)	(5,979,544)	(10,184,169)	479,436
Equity	(30,435,270)	(21,327,848)	(9,107,422)	(19,007,500)	(2,320,348)
The negative variation in the balance of net working capital is mainly due to the increase in liabilities in foreign currency, due to the 27.9% devaluation of the real against the US dollar and the postponement of accounts payable and leases payments.
The negative variation in equity is mainly due to the Company's negative financial result, which exceeds by R$9,190,174 the operating profit due to the foreign currency exchange mentioned above and interest on leases, loans and financing.
3.BASIS OF PREPARATION AND PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS
The Company’s consolidated financial statements have been prepared in accordance with IFRS accounting standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The Company’s consolidated financial statements have been prepared based on the real (“R$”) as a functional and presentation currency. All currencies shown are expressed in thousands unless otherwise noted.

F-18	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The Company operates mainly through its aircraft and other assets that support flight operations, making up its cash generating unit (CGU) and its only reportable segment: air transport.
The preparation of the Company's consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. However, the uncertainty related to these judgments, assumptions and estimates can lead to results that require a significant adjustment to the carrying amount of assets, liabilities, income and expenses in future years.
When preparing these consolidated financial statements of the Company, Management used the following disclosure criteria to understand the changes observed in the equity and in its performance, since the end of the last fiscal year ended December 31, 2023, disclosed on May 15, 2024: (i) regulatory requirements; (ii) relevance and specificity of the information; (iii) informational needs of users of the consolidated financial statements; and (iv) information from other entities participating in the passenger air transport market.
The consolidated financial statements have been prepared based on the historical cost, except for the items bellow:
Fair value:
•Long-term investments – TAP Bond;
•Derivative financial instruments; and
•Debenture conversion right.
3.1.Approval and authorization for issue of the consolidated financial statements
The approval and authorization for issue of these consolidated financial statements occurred on April 28, 2025.
4.MATERIAL ACCOUNTING POLICIES AND PRACTICES
The material accounting policies and practices adopted by the Company are described in each corresponding note, except those that refer to more than one note, described below. The accounting policies have been consistently applied for the comparative years presented and for the Company’s consolidated financial statements.
4.1Consolidation
The consolidated financial statements include information about the Company and its subsidiaries in which it held direct or indirect control. Control of a subsidiary is achieved when the Company is exposed, or has rights, to variable returns in such subsidiaries and has the power to influence the investee's operating and financial decisions.
The financial statements of the subsidiaries have been prepared using the same accounting policies as the Company.
All assets, liabilities, equity, income and expenses related to transactions between related parties are eliminated in full in the consolidation process.
4.2Impairment
An annual review for impairment indicators to assess events or changes in economic, technological, or operating conditions that may indicate that an asset is impaired.
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
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
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
4.3Main accounting estimates
As disclosed in note 3, Management makes judgments that have a significant effect on the amounts recognized in the consolidated financial statements, namely:

Description	Note

Provision for losses with maintenance reserves	11
Impairment of property and equipment	16
Analysis of the recoverable value of goodwill and slots	18
Revenue from ticket breakage and loyalty programs	26
Provision for return of aircraft and engines	29.1.1
Provision for tax, civil and labor risks	29.1.2
The Company continually reviews the assumptions used in its accounting estimates. The effect of revisions on accounting estimates is recognized in the financial statements in the year in which such revisions are made.
4.4New relevant accounting standards, changes and interpretations effective 2024
The following accounting standards came into effect on January 1, 2024 and did not significantly impact on the Company's consolidated statements financial position or consolidated statements of operation.

Standard	Amendment

IAS 1	Classification of liabilities as current and non-current
IFRS 16	Lease liabilities in a sale and leaseback transaction
IAS 7	Reverse factoring
IFRS 7	Reverse factoring
4.5New relevant accounting standards, changes and interpretations effective from 2025
The following accounting standards will into force from January 1, 2025 and Management is analyzing the impacts on the Company's balance sheet or statement of operations.

Standard	Amendment

IAS 21	Lack of convertibility between currencies
IFRS 7	Classification and measurement of financial instruments
IFRS 9	Classification and measurement of financial instruments
IAS 28	Application of the equity method for the measurement of investments in subsidiaries
IFRS 18	New presentation and disclosure requirements in financial statements
IFRS 19	Reduced disclosures for subsidiaries without public accountability

F-20	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
4.6Foreign currency transactions
Foreign currency transactions are recorded at the exchange rate in effect at the date the transactions take place. Monetary assets and liabilities designated in foreign currency are determined based on the exchange rate in effect on the balance sheet date, and any difference resulting from currency conversion is recorded under the heading “Foreign currency exchange, net” in the statements of operation.
The exchange rates to Brazilian reais are as follows:

	Exchange rates
	Final rate					Average rate
	Year ended December 31,					Year ended December 31,
Description	2024	2023	Variation	2022	Variation	2024	2023	Variation	2022	Variation

U.S. dollar	6.1923	4.8413	27.9%	5.2177	(7.2)%	5.8369	4.9553	17.8%	5.1655	(4.1)%
Euro	6.4363	5.3516	20.3%	5.5694	(3.9)%	6.2275	5.3325	16.8%	5.4420	(2.0)%
5.SEGMENT INFORMATION
The Company considers that it has a single reportable segment: air transport. This segment corresponds to 98.7% (99.0% as of December 31, 2023) of the Company's revenues. The Company's activities have functional relationship, making them inseparable from other revenues and reflects the way in which the Company's Management analyzes financial information to make decisions. The main decision makers are the Company’s executive directors.
The Company segregates revenues as shown below:

Revenue	December 31, 2024	%	December 31, 2023	%

Air transport	19,278,094	98.7%	18,374,696	99.0%
Other income	248,114	1.3%	179,729	1.0%
Total	19,526,208	100.0%	18,554,425	100.0%
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

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
6.2Breakdown of cash and cash equivalents

	Weighted average rate p.a.	December, 31
Description		2024	2023

Cash and bank deposits		167,998	271,857
Cash equivalents:
Bank Deposit Certificate – CDB	92.1% of CDI	698,979	1,354,020
Repurchase agreements	94.4% of CDI	294,470	268,432
Time Deposit (a)	5.1%	48,554	2,985
Others	10.8%	8	42
		1,210,009	1,897,336

(a)Investment in U.S. dollar.
7.SHORT AND LONG-TERM INVESTMENTS
7.1Accounting policies
In the presentation and measurement of the financial investments, the Company considers the provisions of IFRS 9 – Financial Instruments, which determines that financial assets should be initially measured at fair value less costs directly attributable to their acquisition. In turn, the subsequent measurement is divided into two categories:
7.1.1Amortized cost
Long-term investments are measured at amortized cost when all the following conditions are met:
•The Company plans to hold the financial assets to collect cash flows as set forth in contract;
•Contractual cash flows represent solely payments of principal and interest (“SPPI”); and
•The Company did not opt for the fair value methodology to eliminate measurement inconsistencies or an “accounting mismatch”.
7.1.2Fair value
•Through comprehensive income: short and long-term investments shall be measured at fair value through comprehensive income when both of the following conditions are met:
(i)the Company plans to hold the financial asset to collect cash flows set forth in contract and sell the asset; and
(ii)contractual cash flows represent SPPI.
•Through profit or loss: it is a residual category, in other words, the Company does not plan to hold the financial asset to collect cash flows set forth in contract and/or sell the asset, it shall be measured at fair value through profit or loss.
Financial instruments designated at fair value through profit or loss are used to eliminate or significantly reduce an accounting mismatch, and are therefore measured at fair value.
7.2TAP Bond
On March 14, 2016, the Company acquired series A convertible debt issued by TAP ("TAP Bond") in the amount of €90 million. The TAP Bond has a maturity of 10 years from its issuance, with annual interest of 3.75% until September 20, 2016 and 7.5% in subsequent years. The accrued interest will be paid on the maturity date or early redemption of the securities, whichever occurs first.

F-22	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
TAP Bond is being measured at fair value through profit or loss.
7.3Breakdown of short and long-term investments

	Weighted average rate p.a.		December 31,
Description		Maturity	2024	2023

TAP Bond	7.5%	Mar-26	1,004,505	780,312
Investment funds	12.6%	Jun-26	107,847	—
			1,112,352	780,312

Current			71,898	—
Non-current			1,040,454	780,312
8.ACCOUNTS RECEIVABLE
8.1Accounting policies
Accounts receivables are measured based on the invoiced amount, net of the provision for losses, and approximate the fair value given their short-term nature.
Considering the requirements of IFRS 9 – Financial Instruments, the provision for losses on receivables are measured by applying the simplified approach, through the use of historical data, projecting the expected loss over the life of the contract, by segmenting the receivables portfolio into groups that have the same pattern of collection and according to the respective maturities. Additionally, for certain cases, the Company carries out individual analyses to assess the risks of collecting the receivables to recognize an additional provision, if necessary.
8.2Breakdown of accounts receivable

	December 31,
Description	2024	2023

Local currency
Credit card companies	720,938	498,609
Cargo and travel agencies	234,036	282,654
Travel package financing entities	19	29,203
Loyalty program partners	37,497	114,932
Others	43,583	40,121
Total local currency	1,036,073	965,519
Foreign currency
Credit card companies	19,659	18,556
Reimbursement receivable for maintenance reserves	101,487	57,528
Airline partner companies	14,455	8,612
Clearinghouse – agencies and cargo	37,748	30,533
Others	593,676	55,894
Total foreign currency	767,025	171,123
Total	1,803,098	1,136,642
Allowance for expected credit losses	(27,724)	(27,234)
Total net	1,775,374	1,109,408

Azul S.A.	Consolidated Financial Statements	F-23

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The increase in “Other” accounts receivable in foreign currency mainly refers to contractual guarantees from aeronautical manufacturers and sale and leaseback operations.
In Brazil, credit card receivables are not exposed to credit risk of the cardholder. The balances can easily be converted into cash, when necessary, through advance payment with credit card companies.
During the year ended December 31, 2024, the Company anticipated the receipt of R$11,398,429 in accounts receivable from credit card administrators, without right of return, with an average cost of 0.9% p.m. on the anticipated amount. On the same date, the balance of accounts receivable is net of R$4,434,864 due to such advances (R$3,349,391 on December 31, 2023).
The breakdown of accounts receivable by maturity, net of allowances for losses:

	December 31,
Description	2024	2023

Not past due
Up to 90 days	682,785	802,461
91 to 360 days	553,415	167,685
	1,236,200	970,146

Past due
Up to 90 days	311,261	122,041
91 to 360 days	219,495	16,337
Over 360 days	8,418	884
	539,174	139,262

Total	1,775,374	1,109,408
As of January 31, 2025, of the total amount due, R$68,024 has been received.
The movement of allowances for losses is presented below:

	December 31,
Description	2024	2023

Balances at the beginning of the year	(27,234)	(24,084)
Additions	(27,643)	(34,183)
Reversal	26,051	29,098
Write-off of uncollectible amounts	1,102	1,935
Balances at the end of the year	(27,724)	(27,234)
9.AIRCRAFT SUBLEASE
9.1Accounting policies
The aircraft subleases are transactions whereby the lessee, in this case the Company, subleases an asset that is leased from a third party, thus becoming an intermediate lessor. IFRS 16 – Leases, requires an intermediate lessor to classify the sublease as finance or operating.

F-24	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
Considering that the contracts entered by the Company covered most of the term of the head lease, the subleases were accounted for as follows:
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
•Recognition of financial income over the term of the sublease; and
•Recognition of financial expenses relating to the obligations of the host lease contract.
As of December 31, 2024, the Company did not have any sublease (3 aircraft of December 31, 2023).
9.2Breakdown of aircraft sublease

	December 31,
Description	2024	2023

2024	—	15,386
2025	—	15,386
2026	—	4,001

Gross sublease	—	34,773
Accrued interest	—	(3,971)
Net sublease	—	30,802

Current	—	14,592
Non-current	—	16,210
10.INVENTORIES
10.1.Accounting policies
Inventory balances mainly comprise parts and materials for maintenance. Inventories are measured at average acquisition cost plus expenses such as non-recoverable taxes, customs expenses, and transportation expenses. Expenses with freight transfers between operational bases are not capitalized. Provisions for obsolescence of inventories are recorded for items not expected to be realized.
10.2.Breakdown of inventories

	December 31,
Description	2024	2023

Maintenance materials and parts	966,701	825,499
Flight attendant, uniforms and others	30,430	21,367
Provision for losses	(53,553)	(47,658)
Total net	943,578	799,208

Azul S.A.	Consolidated Financial Statements	F-25

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
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
11.1.2Maintenance reserves
Certain master lease agreements provide for the payment of aircraft and engine maintenance reserves made to be held as collateral for the performance of major maintenance activities, and therefore these deposits are reimbursable upon completion of the maintenance event in an amount equal to or less than:
•the amount of the maintenance reserve held by the lessor associated with the specific maintenance event; or
•the costs related to the specific maintenance event.
Substantially all these maintenance reserve payments are calculated based on an aircraft utilization measure, such as flight hours or cycles.
As of the date of these consolidated financial statements, we assess whether the maintenance reserve deposits required by the master lease agreements are expected to be recovered through reimbursement of future expenses while carrying out with the performance of qualifying maintenance on the leased assets. Maintenance deposits expected to be recovered are held in assets, and the amounts identified as non-recoverable are readily transferred to statement of operations.
Aircraft and engine maintenance reserves are classified as current or non-current depending on the dates on which the amounts are expected to be recovered.
11.2Breakdown of deposits

	December, 31
Description	2024	2023

Security deposits	688,034	418,537
Maintenance reserves	2,942,716	2,153,310
Total	3,630,750	2,571,847

Provision for loss	(238,088)	(278,352)

Total, net	3,392,662	2,293,495

Current	328,876	515,692
Non-current	3,063,786	1,777,803

F-26	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The movement of security deposits and maintenance reserves is as follows:

Description	Security deposits	Maintenance reserves	Total

At December 31, 2022	374,960	2,164,601	2,539,561
Additions	234,972	357,759	592,731
Returns	(169,432)	(417,725)	(587,157)
Provision movement	—	135,284	135,284
Use by the lessor	—	(221,054)	(221,054)
Foreign currency exchange	(21,963)	(143,907)	(165,870)
At December 31, 2023	418,537	1,874,958	2,293,495

Additions	220,698	397,277	617,975
Returns	(57,028)	(183,923)	(240,951)
Provision movement	—	113,149	113,149
Use by the lessor	—	(41,042)	(41,042)
Foreign currency exchange	105,827	544,209	650,036
At December 31, 2024	688,034	2,704,628	3,392,662

At December 31, 2024
Current	113,799	215,077	328,876
Non-current	574,235	2,489,551	3,063,786

At December 31, 2023
Current	64,788	450,904	515,692
Non-current	353,749	1,424,054	1,777,803
The movement of the provision for loss of maintenance reserves is as follows:

	December 31,
Description	2024	2023

Balances at the beginning of the year	(278,352)	(446,342)
Movements
Additions, net	75,549	(44,789)
Effective reversals	37,600	180,073
	113,149	135,284
Foreign currency exchange	(72,885)	32,706
Balances at the end of the year	(238,088)	(278,352)
12.TAXES RECOVERABLE
12.1Accounting policies
Recoverable taxes represent rights that will be realized, for the most part, through offsets against taxes payable arising from the Company’s operating activities. The Company continually reviews the realizability of these assets. When necessary, provisions are made to ensure that these assets are accounted for at their realizable value.

Azul S.A.	Consolidated Financial Statements	F-27

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
12.2Breakdown of taxes recoverable

	December 31,
Description	2024	2023

Social Integration Program ("PIS") and Contribution to Social Security Financing ("COFINS")	76,420	73,029
Income taxes	317	8,315
Tax on the Circulation of Goods and Services ("ICMS")	53,018	19,940
Withholding income tax	114,454	121,216
Allowance for withheld taxes losses	(4,972)	(3,875)
Others	850	808
	240,087	219,433
Current	203,951	219,433
Non-current	36,136	—
13.ADVANCE TO SUPPLIERS
13.1Accounting policies
Advances to suppliers represent the advance payment for goods or services that will be delivered in the future and are recognized at the time such amounts are paid. Such amounts are presented net of provision for losses.
13.2Breakdown of advances to suppliers

	December 31,
Description	2024	2023

Local currency	138,352	124,866
Foreign currency	205,203	124,861
Provision for loss (a)	(69,273)	(28,676)
	274,282	221,051

(a)Such balances were presented net in the amount of R$6,424 and R$22,252 in the national currency and foreign currency lines, respectively, disclosed on December 31, 2023.
The movement of the provision for losses on advances from suppliers is presented below:

	December,31
Description	2024	2023

Balances at the beginning of the years	28,676	23,057
Additions	46,559	21,556
Reversal	(5,962)	(15,937)
Balances at the end of the years	69,273	28,676

F-28	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
14.OTHER ASSETS
14.1.Composition of other assets

	December 31,
Description	2024	2023

Insurances	97,683	82,197
Maintenance	737,297	192,214
Others	426,773	114,888
	1,261,753	389,299

Current	850,052	245,518
Non-current	411,701	143,781
15.INCOME TAX AND CONTRIBUTION
15.1Accounting policies
15.1.1Current taxes
In Brazil, current taxes comprise corporate income tax (“IRPJ”) and social contribution on profit (“CSLL”), which are calculated monthly based on taxable profit, after offsetting tax losses and negative basis social contribution, limited to 30% of real profit. A rate of 15% plus an additional 10% for IRPJ and 9% for CSLL applies to this base.
The result from foreign subsidiaries is subject to taxation in accordance with the rates and legislation in force. In Brazil such income is taxed in accordance with Law No. 12,973/14, in which it provides that the parent company, directly or indirectly, of a company abroad adds the results of its subsidiaries when calculating the real profit for the period.
15.1.2Deferred taxes
Deferred taxes represent credits and debits on tax loss carryforwards, as well as temporary differences between the tax and accounting bases. Deferred tax and contribution assets and liabilities are classified as non-current. When the Company's internal studies indicate that the future use of these credits is not likely, such values are promptly transferred to the result.
Deferred tax assets and liabilities are presented net if there is a legally enforceable right to set off tax liabilities against tax assets, and if they are related to taxes levied by the same tax authority on the same taxable entity, therefore, for presentation purposes, balances of tax assets and liabilities which do not meet the legal criteria for realization are disclosed separately. Deferred tax assets and liabilities shall be measured at the rates that are expected to be applicable in the period in which the asset is realized or the liability is settled, based on the tax rates and legislation in force at the reporting date. The projections for future taxable profits on tax loss carryforwards are prepared based on the business plans and are reviewed and approved annually by the Board of Directors.
15.1.3Uncertainty over income tax treatments
On January 1, 2019, the accounting standard IFRIC 23 – Uncertainty over Income Tax Treatments, became effective, addressing the application of recognition and measurement requirements when there is uncertainty over income tax treatments.

Azul S.A.	Consolidated Financial Statements	F-29

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The Company analyzes the relevant tax decisions of higher courts and whether they conflict in any way with the positions adopted. For known uncertain tax positions, when necessary, the Company establishes a provision based on the legal opinions issued by its legal advisors. The Company evaluates continuously the positions taken in which there are uncertainties about the tax treatment adopted.
15.2Breakdown of deferred taxes

Description	December 31, 2023	Profit or loss	December 31, 2024

Deferred liabilities
Breakage	(195,923)	(98,496)	(294,419)
Foreign currency exchange	(191,219)	(346,691)	(537,910)
Leases	(3,034,585)	(831,567)	(3,866,152)
Others	(1,057)	(956)	(2,013)
Total	(3,422,784)	(1,277,710)	(4,700,494)

Deferred assets (a)
Allowance for losses	48,889	(46,697)	2,192
Financial instruments	21,112	1,116	22,228
Foreign currency exchange	149,986	437,878	587,864
Provisions	1,403,989	363,027	1,767,016
Leases	4,199,370	1,653,998	5,853,368
	5,823,346	2,409,322	8,232,668
Deferred tax asset reducer	(2,440,088)	(1,092,086)	(3,532,174)
Total	3,383,258	1,317,236	4,700,494

Total income tax and deferred social contribution	(39,526)	39,526	—

(a)Such balances were totaled in the disclosure on December 31, 2023.

F-30	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
15.3Reconciliation of the effective income tax rate

	December 31,
Description	2024	2023	2022

Loss before income tax and social contribution	(9,190,174)	(2,340,930)	(722,367)
Combined nominal tax rate	34%	34%	34%
Taxes calculated at nominal rates	3,124,659	795,916	245,605

Adjustments to determine the effective rate
Unrecorded benefit on tax losses and temporary differences (a)	(2,857,978)	(890,067)	(600,240)
Mark to market of convertible debt instruments	148,592	(8,584)	176,737
Permanent differences	(395,579)	43,764	154,669
Others (b)	19,109	19,445	23,229
	38,803	(39,526)	—

Current income tax and social contribution	(723)	—	—
Deferred income tax and social contribution	39,526	(39,526)	—
	38,803	(39,526)	—

Effective rate	0.4%	(1.7)%	—%

(a)Such balances refer to the line "Result from investments not taxed abroad" and "Unrecorded benefit on tax losses and temporary differences" disclosed on December 31, 2023.
(b)Such balances refer to the line "Rate differential" and "Others" disclosed on December 31, 2023.
The Company has tax losses that are available indefinitely for offset against 30% of future taxable profits on which deferred income tax and social contribution assets have not been created, as it is not likely that future taxable profits will be available for the Company to use them, as below:

	December 31,
Description	2024	2023	2022

Tax loss and negative bases	21,160,095	18,325,916	12,863,038
Tax loss (25%)	5,290,024	4,581,479	3,215,760
Negative social contribution base (9%)	1,904,409	1,649,332	1,157,673

Azul S.A.	Consolidated Financial Statements	F-31

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
16.PROPERTY AND EQUIPMENT
16.1Accounting policies
Property and equipment, are stated at acquisition cost.
Depreciation is calculated according to the estimated economic useful life of each assets using the straight-line method. The estimates and depreciation methods are reviewed annually, and the effects of any changes are accounted for prospectively.
When there are indications of assets recorded with values that exceed their recovery values, the Company must estimate the recoverable value of the asset.
An item of property and equipment is derecognized upon its disposal or when no future economic benefits are expected from the use of the asset. Any gains or losses arising on the sale or derecognition of an item are determined by the difference between the amount received on the sale and the carrying amount of the asset and are recognized in statements of operation.
The Company receives credit from manufacturers when purchasing certain aircraft and engines, which can be used to pay for maintenance services. These credits are recorded as a reduction in the acquisition cost of aircraft and related engines.
16.1.1Sales and leaseback transactions
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
During the year ended December 31, 2024, the Company carried out “sale and leaseback” transactions of three engines and two aircraft, where the revenue, net of sales costs, corresponds to a gain of R$91,613 (loss of R$6,356 on of December 31, 2023 and gain of R$33,155 on December 31, 2022) being recognized under the line “Other”.
16.1.2Advance payments for acquisition of aircraft
Prepayments for the acquisition of aircraft during the manufacturing phase are recorded in fixed assets and are recognized when such amounts are paid.

F-32	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
16.2Breakdown of property and equipment

Description	Weighted average rate (p.a.)	December 31, 2023	Acquisitions	Write-offs	Transfers (b)	December 31, 2024

Cost
Maintenance materials and parts (a)		2,036,144	332,469	(191,944)	(43,654)	2,133,015
Equipment		195,810	21,356	(5,124)	818	212,860
Aircraft, engines and simulators (a)		593,953	323,056	(533,279)	552	384,282
Improvements		555,412	59,848	(24,445)	69,809	660,624
Maintenance (a)		44,016	75,692	(34,551)	—	85,157
Others		29,231	2,877	(3,606)	—	28,502
Construction in progress		96,095	64,822	(65,582)	(36,021)	59,314
Advance payments for acquisition of aircraft		298,040	738,334	—	—	1,036,374
		3,848,701	1,618,454	(858,531)	(8,496)	4,600,128
Depreciation
Maintenance materials and parts (a)	8%	(785,204)	(164,285)	53,518	—	(895,971)
Equipment	13%	(120,860)	(25,310)	4,685	—	(141,485)
Aircraft, engines and simulators (a)	7%	(271,104)	(39,385)	64,084	—	(246,405)
Improvements	12%	(188,987)	(68,273)	23,752	—	(233,508)
Maintenance (a)	27%	(19,616)	(12,101)	5,686	—	(26,031)
Others	8%	(23,289)	(2,482)	3,597	—	(22,174)
		(1,409,060)	(311,836)	155,322	—	(1,565,574)

Property and equipment		2,439,641	1,306,618	(703,209)	(8,496)	3,034,554
Impairment		(143,790)	—	143,790	—	—
Total property and equipment, net		2,295,851	1,306,618	(559,419)	(8,496)	3,034,554

(a)Such balances refer to the “Aircraft” line disclosed on December 31, 2023.
(b)The transfer balances are between the groups “Right - of - use assets” and “Intangible".

Azul S.A.	Consolidated Financial Statements	F-33

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)

Description	Weighted average rate (p.a.)	December 31, 2022	Acquisitions	Write-offs	Transfers (b)	December 31, 2023

Cost
Aircraft (a)		2,656,771	388,247	(392,148)	21,243	2,674,113
Improvements		524,075	104,167	(97,188)	24,358	555,412
Equipment and facilities		222,482	30,296	(56,968)	—	195,810
Others		32,205	2,340	(5,314)	—	29,231
Construction in progress		44,243	88,991	(13,984)	(23,155)	96,095
Advance payments for acquisition of aircraft		109,487	192,399	—	(3,846)	298,040
		3,589,263	806,440	(565,602)	18,600	3,848,701
Depreciation
Aircraft (a)	9%	(965,066)	(230,143)	119,285	—	(1,075,924)
Improvements	14%	(214,411)	(71,643)	97,067	—	(188,987)
Equipment and facilities	11%	(151,732)	(25,139)	56,011	—	(120,860)
Others	8%	(25,888)	(2,715)	5,314	—	(23,289)
		(1,357,097)	(329,640)	277,677	—	(1,409,060)
Property and equipment		2,232,166	476,800	(287,925)	18,600	2,439,641
Impairment		(279,077)	—	135,287	—	(143,790)
Total property and equipment, net		1,953,089	476,800	(152,638)	18,600	2,295,851

(a)Includes aircraft, engines, simulators and flight equipment.
(b)Transfer balances are between the groups “Property and equipment”, “Right-of-use assets” and “Intangible”.
17.RIGHT-OF-USE ASSETS
17.1Accounting policies
IFRS 16 – Leases, establishes the principles for the recognition, measurement, presentation and disclosure of leasing operations and requires lessees at the start date of the contract to recognize a lease liability to make payments and an asset representing the right to use the underlying asset during the lease term (“ROU”). Lessees must separately recognize interest expenses on the lease liability and the depreciation expense of the right-of-use asset in the statements of operation.
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
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
Considering the dollar-denominated environment in which the Company raises funds, in determining the discount rate the Company used as a basis incremental borrowing rates at the commencement and/or modification dates of the lease agreements in foreign currency.
17.1.1Componentization of aircraft
At the receipt and initial recognition of right-of-use assets, the Company allocates the total cost of the aircraft between five major components, airframe, auxiliary power unit (“APU”), or propeller, landing gear and two engines. The useful life of each component is limited to the final term of the contract/and or the estimated useful life of the asset component, the smaller of the two.
17.1.2Capitalization of heavy maintenance events
Heavy maintenance events that increase the useful life of assets are capitalized. Such contracts are usually of the “power-by-the-hour” type, in which the amounts owed to maintenance providers are calculated based on the flight hours and cycles.
Subsequently, they are depreciated during the period of use considering the shorter period between the next scheduled maintenance or the end of the lease of the two. Repairs and other routine maintenance are appropriate to the results during the year in which they are incurred.
17.1.3Recognition of contractual obligations relating to return of aircraft
The costs resulting from the maintenance events that will be carried out to return of the aircraft to the lessors are recognized at present value, increasing the value of the asset as a balancing item to an obligation, if they can be reasonably estimated. Assets are depreciated on a straight-line basis over the lease contract term, while liabilities are updated by interest rates and exchange effects.

Azul S.A.	Consolidated Financial Statements	F-35

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
17.2Breakdown of right-of-use assets

Description	Weighted average rate (p.a.)	December 31, 2023	Acquisitions	Write-offs	Modifications	Transfers (b)	December 31, 2024

Cost
Aircraft, engines and simulators		14,279,939	2,701,036	(439,430)	248,712	66,248	16,856,505
Maintenance		1,552,036	744,988	(105,738)	(12,390)	—	2,178,896
Restoration		1,699,610	713,649	(56,491)	(208,098)	—	2,148,670
Others		324,650	64,138	(40,407)	2,544	—	350,925
		17,856,235	4,223,811	(642,066)	30,768	66,248	21,534,996
Depreciation
Aircraft, engines and simulators	8%	(7,417,554)	(1,185,460)	439,430	—	—	(8,163,584)
Maintenance	23%	(616,379)	(362,563)	95,121	—	—	(883,821)
Restoration	26%	(701,501)	(445,171)	54,633	211,506	—	(880,533)
Others	18%	(109,243)	(58,989)	31,853	—	—	(136,379)
		(8,844,677)	(2,052,183)	621,037	211,506	—	(10,064,317)

Right-of-use assets, net		9,011,558	2,171,628	(21,029)	242,274	66,248	11,470,679

Right-of-use assets, net		9,011,558	2,171,628	(21,029)	242,274	66,248	11,470,679

(b)The transfer balances are between the groups “Aircraft sublease”, “Inventories”, “Other assets” and “Property and equipment”.

F-36	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)

Description	Weighted average rate (p.a.)	December 31, 2022	Acquisitions	Write-offs	Modifications	Transfers (b)	December 31, 2023

Cost
Aircraft (a)		12,753,324	1,063,167	(833,855)	1,281,755	15,548	14,279,939
Maintenance of aircraft and engines		1,938,788	568,874	(892,072)	(30,128)	(33,426)	1,552,036
Restoration of aircraft and engines		1,819,438	501,864	(455,967)	(165,725)	—	1,699,610
Others		226,621	21,763	—	76,266	—	324,650
		16,738,171	2,155,668	(2,181,894)	1,162,168	(17,878)	17,856,235
Depreciation
Aircraft (a)	8%	(7,228,226)	(958,351)	769,937	—	(914)	(7,417,554)
Maintenance of aircraft and engines	17%	(1,159,612)	(327,401)	870,634	—	—	(616,379)
Restoration of aircraft and engines	31%	(628,522)	(557,984)	455,967	29,038	—	(701,501)
Others	22%	(58,914)	(50,329)	—	—	—	(109,243)
		(9,075,274)	(1,894,065)	2,096,538	29,038	(914)	(8,844,677)

Right-of-use assets		7,662,897	261,603	(85,356)	1,191,206	(18,792)	9,011,558
Impairment		(110,349)	—	110,349	—	—	—
Right-of-use assets, net		7,552,548	261,603	24,993	1,191,206	(18,792)	9,011,558

(a)Includes aircraft, engines, and simulators.
(b)Transfer balances are between the groups “Property and equipment”, “Right-of-use assets” and “Intangible”.

Azul S.A.	Consolidated Financial Statements	F-37

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
18.INTANGIBLE ASSETS
18.1Accounting policies
18.1.1Finite useful life
Intangible assets acquired are measured at cost at the time of their initial recognition. After initial recognition, intangible assets with finite useful lives, generally software, are stated at cost, less accumulated amortization and accumulated impairment losses, where applicable. Intangible assets generated internally, excluding development costs, are not capitalized and the expense is reflected in the statements of operations for the year when it was incurred.
18.1.2Indefinite useful life
18.1.2.1Goodwill
This category records the values corresponding to the goodwill arising from the business combinations of IntelAzul and Conecta. The goodwill value is tested annually by comparing the carrying value of the CGU with the value in use. Management makes judgments and establishes assumptions to assess the impact of macroeconomic and operational changes, to estimate future cash flows and measure the recoverable value of assets.
18.1.2.2Rights of operations in airports (slots)
In the business combination of IntelAzul and Conecta, slots were acquired that were recognized at their fair values on the acquisition date and are not amortized. The estimated useful life of these rights was considered indefinite due to several factors and considerations, including applications and authorizations for permission to operate in Brazil and limited availability of operating rights at the most important airports in terms of air traffic volume. The value of slots is tested annually by comparing the book value with the value in use.
18.2Breakdown of intangible assets

Description	Weighted average rate (p.a.)	December 31, 2023	Acquisitions	Write-offs	Transfers (a)	December 31, 2024

Cost
Goodwill		901,417	—	—	—	901,417
Slots		126,547	—	—	—	126,547
Software		776,311	300,595	(178,404)	(37)	898,465
		1,804,275	300,595	(178,404)	(37)	1,926,429
Amortization
Software	28%	(341,028)	(201,431)	175,643	—	(366,816)
		(341,028)	(201,431)	175,643	—	(366,816)

Total intangible assets, net		1,463,247	99,164	(2,761)	(37)	1,559,613

(a)The transfer balances are between the group “Property and equipment”.

F-38	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)

Description	Weighted average rate (p.a.)	December 31, 2022	Acquisitions	Write-offs	Transfer (a)	December 31, 2023

Cost
Goodwill		901,417	—	—	—	901,417
Slots		126,547	—	—	—	126,547
Software		946,516	251,683	(422,080)	192	776,311
		1,974,480	251,683	(422,080)	192	1,804,275

Amortization
Software	19%	(547,957)	(182,264)	389,193	—	(341,028)
		(547,957)	(182,264)	389,193	—	(341,028)

Total intangible assets, net		1,426,523	69,419	(32,887)	192	1,463,247

(a)The transfer balances are between the group “Property and equipment”, “Right-of-use assets” and “Intangible”.
18.3Impairment of intangible assets without a finite useful life
On December 31, 2024, the Company carried out annual recoverability tests of the book value, through the discounted cash flow of the cash generating unit.
The assumptions used in the impairment tests of goodwill and slots are consistent with the Company's operating plans and internal projections, prepared for a period of five years. After this period, a perpetuity rate of growth of operating projections is assumed. The discounted cash flow that determined the value in use of the cash-generating unit was prepared according to the Company’s business plan approved by the Board of Directors in December 2024.
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
The result of the goodwill and slots impairment test demonstrated that the estimated recoverable value is significantly greater than the carrying value allocated to the cash generating unit and, therefore, no adjustment to the recoverable value to be recorded during the year ended December 31, 2024, was identified. To calculate recoverable value, a pre-tax discount rate of 12.4% (11.4% as of December 31, 2023) and a growth rate in perpetuity of 4.8% (3.0% as of December 31, 2023).

	December 31,
Description	2024	2023

Carrying amount – Goodwill and slots	1,027,964	1,027,964

Azul S.A.	Consolidated Financial Statements	F-39

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
19.LOANS AND FINANCING
19.1Accounting policies
Loans and financing are initially recognized at fair value, less any directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.
19.2Movement of loans and financing

Description	Average nominal rate p.a.	Effective rate p.a.	Maturity	December 31, 2023	Funding (–) costs	Payment of principal	Payment of interest	Interest incurred	Foreign currency exchange	Effects of restriction (b)	Amortized cost	December 31, 2024

In foreign currency – US$

Senior notes – 2024	5.9%	6.3%	Oct-24	332,099	—	(397,696)	(12,017)	17,121	59,679	—	814	—
Senior notes – 2026	7.3%	7.8%	Jun-26	152,572	—	—	(13,299)	12,998	43,322	—	648	196,241
Senior notes – 2028	11.9%	13.3%	Aug-28	3,922,731	905,219	—	(620,516)	633,483	1,325,488	(7,502)	37,378	6,196,281
Senior notes – 2029	11.5%	11.5%	May-29	1,165,545	41,476	—	(148,653)	149,819	325,472	—	—	1,533,659
Senior notes – 2030	10.9%	10.9%	May-30	2,777,513	93,517	—	(335,174)	337,752	775,577	—	—	3,649,185
Bridge notes – 2025	Sofr Index + 8.3% to 10.7%	37.8% (b)	Jan-25	—	856,502	—	—	18,726	65,215	—	36,525	976,968
Aircraft, engines and others	Sofr 1M + 4.6%	9.8%	May-26	79,086	545,797	—	(36,214)	40,895	99,546	—	—	729,110
	Sofr 3M + 2.6%	11.3%	Jun-27	—	104,892	—	(1,819)	2,616	10,021	—	435	116,145
	4.9%	5.9%	Mar-29	284,279	—	(183,580)	(11,328)	9,961	45,547	—	943	145,822

				8,713,825	2,547,403	(581,276)	(1,179,020)	1,223,371	2,749,867	(7,502)	76,743	13,543,411

In local currency – R$
Working capital (a)	CDI + 1.6%	20.0%	Jan-25	29,648	982,796	(477,191)	(9,811)	44,118	—	—	23,079	592,639

Debentures	CDI + 5.0%	15.2%	Dec-28	919,072	542,660	(637,676)	(143,788)	129,410	—	18,173	14,007	841,858

Aircraft, engines and others	Selic + 5.5%	10.0%	May-25	12,771	—	(7,039)	(7,173)	1,362	—	—	79	—
	6.5%	6.5%	Mar-27	23,596	—	(19,984)	(936)	833	—	—	—	3,509

				985,087	1,525,456	(1,141,890)	(161,708)	175,723	—	18,173	37,165	1,438,006

Total in R$				9,698,912	4,072,859	(1,723,166)	(1,340,728)	1,399,094	2,749,867	10,671	113,908	14,981,417

Current				1,100,051								2,207,199
Non-current				8,598,861								12,774,218

(a)This balance refers to the “Working capital” lines with maturities in February 2024 and September 2025, disclosed on December 31, 2023.
(b)The effective rate of 37.8% p.a. is due to the very short maturity period and transaction costs.

F-40	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)

Description	Average nominal rate p.a.	Effective rate	Maturity	December 31, 2022	Funding (–) costs	Transfers (a)	Payment of principal	Payment of interest	Interest incurred	Foreign currency exchange	Effects of restriction (b)	Amortized cost	December 31, 2023

In foreign currency – US$

Senior notes – 2024	5.9%	6.3%	Oct-24	2,097,402	—	(1,596,972)	—	(92,985)	76,569	(157,024)	1,212	3,897	332,099
Senior notes – 2026	7.3%	7.8%	Jun-26	3,095,665	—	(2,725,010)	—	(126,950)	121,218	(253,595)	34,278	6,966	152,572
Senior notes – 2028	11.9%	13.5%	Aug-28	—	3,643,382	186,005	—	(173,450)	218,885	31,138	—	16,771	3,922,731
Senior notes – 2029	11.5%	11.5%	May-29	—	—	1,410,967	(277,961)	(52,893)	65,165	20,267	—	—	1,165,545
Senior notes – 2030	10.9%	10.9%	May-30	—	—	2,725,010	—	(112,453)	140,308	24,648	—	—	2,777,513
Aircraft, engines and others	6.5%	9.3%	Mar-29	731,224	—	(1,067)	(402,994)	(42,727)	47,720	(53,401)	—	5,524	284,279
	Sofr 1M + 4.6%	10.0%	May-26	—	79,222	—	—	—	196	(332)	—	—	79,086

				5,924,291	3,722,604	(1,067)	(680,955)	(601,458)	670,061	(388,299)	35,490	33,158	8,713,825

In local currency – R$
Working capital	CDI + 3.1%	CDI +3.1%	Feb-24	496,997	301,098	—	(770,795)	(59,807)	58,454	—	—	1,544	27,491
			Sep-25	2,675	—	—	(546)	(155)	183	—	—	—	2,157

Debentures	CDI + 5.4%	16.3%	Dec-28	747,170	585,661	—	(431,530)	(123,907)	131,629	—	—	10,049	919,072

Aircraft, engines and others	Selic + 5.5%	17.4%	May-25	19,284	—	—	(4,697)	(4,714)	2,868	—	—	30	12,771
	6.3%	6.3%	Mar-27	42,282	—	—	(18,600)	(2,111)	1,912	—	—	113	23,596

				1,308,408	886,759	—	(1,226,168)	(190,694)	195,046	—	—	11,736	985,087

Total in R$				7,232,699	4,609,363	(1,067)	(1,907,123)	(792,152)	865,107	(388,299)	35,490	44,894	9,698,912

Current				1,112,940									1,100,051
Non-current				6,119,759									8,598,861

(a)The balances of the transfers are between the headings “Loans and financing” and “Leases”.
(b)This refers mainly to the write-off of borrowing costs considered extinguished in accordance with the requirements of IFRS 9 – Financial instruments, which determines that a substantial modification of the terms of an existing financial liability, or part thereof, will be accounted for with an extinguishment of such obligation.

Azul S.A.	Consolidated Financial Statements	F-41

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
19.3Schedule of amortization of debt

	December 31,
Description	2024	2023

2024	—	1,100,051
2025	2,207,199	222,201
2026	1,211,585	355,930
2027	160,172	116,146
2028	6,267,806	3,998,142
After 2028	5,134,655	3,906,442
	14,981,417	9,698,912

Current	2,207,199	1,100,051
Non-current	12,774,218	8,598,861

F-42	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
19.4New funding
19.4.1Senior notes 2028
In February 2024, the Company issued additional notes in the principal amount of R$740,585 (equivalent to US$148,700), with funding costs of R$13,289, with interest of 11.9% per year paid quarterly and principal due in August 2028. These notes were issued to qualified institutional investors.
19.4.2Aircraft, engines and others
During the year ended December 31, 2024, the Company raised R$545,797 (equivalent to US$100,664), respectively, with interest equivalent to Sofr 1M + 4.6% p.a., payment monthly interest and maturity in May 2026.
During the year ended of December 31, 2024, the Company raised R$109,057 (equivalent to US$19,462), with funding costs of R$4,165, with interest equivalent to Sofr 3M + 2.6% p.a., quarterly payments and maturity in June 2027.
19.4.3Working capital
In March 2024, the Company funded R$450,000, with costs of R$1,802, with interest equivalent to CDI+1.5% p.a. and single payment of interest and principal in the second quarter of 2024.
In June 2024, the Company funded R$556,000, with costs of R$19,048, interest equivalent to CDI+1.6% p.a. and single payment of interest and principal in January 2025.
19.4.4Debentures
In March 2024, the Board of Directors approved the issuance of simple debentures not convertible into shares, of the type with real guarantee, with additional personal guarantee, in a single series by Azul, in the total amount of R$250,000, with costs of R$4,446, nominal unit value of R$1, interest equivalent to CDI+6.0% p.a., payment of quarterly interest and maturity in March 2027.
In June 2024, the Board of Directors approved the issuance of simple debentures not convertible into shares, of the type with real guarantee, with additional personal guarantee, in a single series, in total value of up to R$600,000. During the year ended December 31, 2024, the Company issued respectively the amount of R$303,333, with costs of R$3,630, nominal unit value of R$1, interest equivalent to CDI+6.3% p.a., monthly amortization and maturity in June 2026.
19.4.5Bridge notes 2025
In October 2024, the Company raised R$910,072 (equivalent to US$157,500), with costs of R$53,570 (equivalent to US$9,268), interest equivalent to between 8.3% p.a. and 10.7% p.a. + Sofr Index, maturing in January 2025. In January 2025, the balance paid off.

Azul S.A.	Consolidated Financial Statements	F-43

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
19.5Renegotiations
The loans and financing below were renegotiated and in accordance with IFRS 9 – Financial Instruments, the Company concluded that the renegotiation does not fall within the scope of debt extinguishment.
19.5.1Working capital
In April 2024, the Company renegotiated the R$450,000, resulting in the postponement of the payment deadline to June 2024 with additional costs of R$2,354. In June 2024, the balance paid off.
19.5.2Debentures
In April 2024, the Company renegotiated the terms of the debentures, with a total value of R$700,000, with costs of R$2,597 in order to postpone the due date of the principal installments from 2024 to March 2025. There was no change in rates of interest.
In September 2024, the Company renegotiated the terms of the simple debentures not convertible into shares, with a total value of R$250,000, in order to postpone the maturity date to November 2024. In October 2024, the balance was paid off.
19.5.3Senior notes
In November 2024, the Company renegotiated the terms of the Senior Notes 2028, 2029 and 2030, with amounts of R$177,923, R$41,476 and R$93,517 (equivalent to US$29,392, US$6,851 and US$15,448), respectively, to incorporating the interest payable for a specific period into the principal.

F-44	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
19.6Covenants
The Company measures restrictive clauses (“covenants”) in some of its loan and financing contracts, as shown below:

Covenant related to:	Frequency of measurement	Indicators for the measurement	Reached

12th ALAB debentures issue	Quarterly	(i) Immediate Liquidity exceeding R$1 billion	Reached
	Annual	(ii) Leverage: equal to or less than 3.75x, as of December 31, 2024, with said ratio being obtained by adjusted net debt / adjusted EBITDA.	Waiver
9th and 10th ALAB debenture issue	Annual	(i) Adjusted debt service coverage ratio (ICSD) equal to or greater than 1.2; (ii) Financial leverage less than or equal to 6.5 in 2023; 5.0 in 2024 and 2025; and 4.5 in 2026 and 2027	Waiver
Aircraft, engines and others	Quarterly	(i) The total cash balance on the last day of the quarter is not less than R$1 billion	Reached
	Annual	(ii) Leverage: equal to or less than 5.50, with the referred Index being obtained by net debt / EBITDA on the last day of the year	Waiver
As per the table above, the Company requested a waiver from the counterparty and obtained them for the year ending December 31, 2024. Therefore, the related debt continues to be classified in these financial statements in accordance with the contractual flow originally established.

19.7Collateral
The package of guarantees for the debt renegotiations and the issuance of Senior Notes 2028, consists of the fiduciary assignment of the flow of receivables from Azul Viagens and the loyalty program and the fiduciary sale of the loyalty program's intellectual property. The Bridge Notes are also secured by the Bond TAP, certain receivables and intellectual property of the cargo and certain credit card receivables of the passenger transportation. The Senior Notes 2028, the Convertible Debentures and the Bridge Notes are guaranteed in the first degree and the Senior Notes 2029 and 2030 are guaranteed in the second degree.

Azul S.A.	Consolidated Financial Statements	F-45

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
20.LEASES
20.1Accounting policies
Lease liabilities are recognized, measured, presented and disclosed in accordance with IFRS – 16 Leases, against right-of-use assets. Other accounting policies adopted by the Company for leasing operations are presented in note 17.
In 2023, the Company defined the general conditions for renegotiations and began to enter into definitive agreements with its lessors, who agreed to receive negotiable debt securities maturing in 2030 (“Notes”) and with the possibility of settlement in preferred shares of Azul or cash, at the Company's discretion (“Convertible to Equity”).
20.2Breakdown of Lease

	December 31,
Description	2024	2023

Leases	17,338,698	12,455,827
Leases – Notes	1,356,984	1,030,845
Leases – Convertible to equity	2,683,165	1,659,739
	21,378,847	15,146,411

Current	6,314,221	3,687,392
Non-current	15,064,626	11,459,019

F-46	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
20.3Leases

Description	Average remaining term	Weighted average rate	December 31, 2023	Additions	Modifications	Payments	Interest incurred	Transfers (a)	Write-offs	Foreign currency exchange	December 31, 2024

Lease without purchase option:
Aircraft, engines and simulators	8.0	16.2%	11,567,882	2,605,615	237,065	(2,955,177)	1,890,622	(226,490)	(17,942)	3,256,343	16,357,918
Others	4.8	11.5%	237,254	64,138	2,544	(83,264)	24,350	—	(12,916)	37,780	269,886
Lease with purchase option:
Aircraft, engines and simulators	4.0	14.5%	650,691	—	(8,150)	(188,206)	89,187	—	—	167,372	710,894
Total			12,455,827	2,669,753	231,459	(3,226,647)	2,004,159	(226,490)	(30,858)	3,461,495	17,338,698

Current			3,349,056								4,928,197
Non-current			9,106,771								12,410,501

(a)Transfer balances are between the “Leases” classifications.

Description	Average remaining term	Weighted average rate p.a.	December 31, 2022	Additions	Modifications	Payments	Interest incurred	Transfers (b)	Write-offs	Foreign currency exchange	December 31, 2023

Lease without purchase option:
Aircraft (a)	8.1	16.3%	13,585,810	1,086,943	1,090,251	(2,834,794)	2,209,708	(2,544,154)	(103,107)	(922,775)	11,567,882
Others	4.6	10.3%	185,527	21,763	76,266	(55,934)	19,194	—	—	(9,562)	237,254
Lease with purchase option:
Aircraft (a)	5.0	13.8%	811,496	—	70,806	(192,819)	99,766	(90,815)	—	(47,743)	650,691
Total			14,582,833	1,108,706	1,237,323	(3,083,547)	2,328,668	(2,634,969)	(103,107)	(980,080)	12,455,827

Current			4,025,948								3,349,056
Non-current			10,556,885								9,106,771

(a)Includes aircraft, engines, and simulators.
(b)The balances of the transfers are between the headings “Loans and financing”, “Leases”; “Leases: Notes and Equity”; “Suppliers” and “Other liabilities”.

Azul S.A.	Consolidated Financial Statements	F-47

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
20.4Leases – Notes

Description	Average remaining term	Weighted average rate p.a.	December 31, 2023	Payments	Interest incurred	Foreign currency exchange	December 31, 2024

Financing with lessors – Notes	5.5	14.8%	1,030,845	(123,703)	161,996	287,846	1,356,984
Total			1,030,845	(123,703)	161,996	287,846	1,356,984

Current			121,948				144,706
Non-current			908,897				1,212,278

Description	Average remaining term	Weighted average rate p.a.	December 31, 2022	Additions	Interest incurred	Transfers (a)	Foreign currency exchange	December 31, 2023

Financing with lessors – Notes	6.5	14.8%	—	11,097	36,292	1,018,404	(34,948)	1,030,845
Total			—	11,097	36,292	1,018,404	(34,948)	1,030,845

Current			—					121,948
Non-current			—					908,897

(a)Transfer balances are between the “Leases” classifications.

F-48	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
20.5Leases – Convertible to equity

Description	Average remaining term	Weighted average rate p.a.	December 31, 2023	Payments	Interest incurred	Transfers (a)	Foreign currency exchange	December 31, 2024

Financing with lessors – Convertible to equity	2.6	14.4%	1,659,739	(61,245)	294,359	226,490	563,822	2,683,165
Total			1,659,739	(61,245)	294,359	226,490	563,822	2,683,165

Current			216,388					1,241,318
Non-current			1,443,351					1,441,847

(a)Transfer balances are between the “Leases” classifications.

Description	Average remaining term	Weighted average rate p.a.	December 31, 2022	Additions	Interest incurred	Transfers (a)	Foreign currency exchange	December 31, 2023

Financing with lessors – Convertible to equity	3.6	14.6%	—	17,270	55,597	1,640,771	(53,899)	1,659,739
Total			—	17,270	55,597	1,640,771	(53,899)	1,659,739

Current			—					216,388
Non-current			—					1,443,351

(a)Transfer balances are between the “Leases” classifications.

Azul S.A.	Consolidated Financial Statements	F-49

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
20.6Schedule of amortization of leases

	December 31,
Description	2024	2023

2024	—	3,570,147
2025	5,219,787	2,851,258
2026	3,935,627	2,615,718
2027	3,473,086	2,226,313
2028	3,095,203	1,987,968
After 2028	13,360,566	7,606,103
Minimum lease payments	29,084,269	20,857,507

Financial charges	(11,745,571)	(8,401,680)

Present value of minimum lease payments	17,338,698	12,455,827

Current	4,928,197	3,349,056
Non-current	12,410,501	9,106,771

F-50	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
20.7Schedule of amortization of leases – Notes

Description	December 31, 2024	December 31, 2023

2024	—	130,432
2025	155,502	103,883
2026	132,873	103,883
2027	132,873	103,883
2028	132,873	103,883
After 2028	1,970,949	1,540,940
Minimum lease payments	2,525,070	2,086,904

Financial charges	(1,168,086)	(1,056,059)

Present value of minimum lease payments	1,356,984	1,030,845

Current	144,706	121,948
Non-current	1,212,278	908,897
20.8Schedule of amortization of leases – Convertible to equity

Description	December 31, 2024	December 31, 2023

2024	—	235,897
2025	1,292,650	726,247
2026	1,058,962	726,247
2027	757,234	490,348
Minimum lease payments	3,108,846	2,178,739

Financial charges	(425,681)	(519,000)

Present value of minimum lease payments	2,683,165	1,659,739

Current	1,241,318	216,388
Non-current	1,441,847	1,443,351

Azul S.A.	Consolidated Financial Statements	F-51

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
20.9Covenants
As of December 31, 2024, the Company had leases subject to restrictive clauses (“covenants”) related to the level of indebtedness and coverage of debt payments.

Covenant related to:	Indicators for the measurement	Frequency of measurement	Required	Reached

Aircraft financing	Annual	(i) Adjusted debt service coverage ratio (DSCR); and (ii) Financial leverage	(i) equal to or greater than 1.2; and (ii) less than or equal to 5.5.	Waiver
As per the table above, the Company requested a waiver from the counterparty and was granted one for the year ended December 31, 2024. Therefore, the related debt continues to be classified in these financial statements in accordance with the originally established contractual flow.
21.CONVERTIBLE DEBT INSTRUMENTS
21.1Accounting policies
As required by IFRS 9 – Financial Instruments, the right to convert debentures into shares was measured at fair value through profit or loss as it is an embedded derivative.
21.2Renegotiations
In the fourth quarter of 2024, the Company renegotiated the terms of the debentures, changing the interest payment term from November 2024 to January 2025.
The balance presented below includes the right to convert the debt into Company shares in the amount of R$51,740 (R$488,775 as of December 31, 2023).
21.3Movement of convertible debt instruments

Description	Average nominal rate p.a.	Effective rate (a)	Maturity	December 31, 2023	Variation of conversion right	Payment of interest	Interest incurred	Foreign currency exchange	December 31, 2024

In foreign currency – US$
Debentures	12.3%	12.3%	Oct-28	1,201,610	(437,035)	(76,382)	273,826	220,349	1,182,368
Total in R$				1,201,610	(437,035)	(76,382)	273,826	220,349	1,182,368

Current				25,807					124,321
Non-current				1,175,803					1,058,047

(a)Does not consider the conversion right.

F-52	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)

Description	Average nominal rate p.a.	Effective rate (a)	Maturity	December 31, 2022	Variation of conversion right	Payment of principal	Payment of interest	Interest incurred	Foreign currency exchange	Restructuring result	Amortized cost	December 31, 2023

In foreign currency – US$
Debentures	12.3%	12.3%	Oct-28	1,403,719	25,249	(542,496)	(100,928)	242,608	(62,232)	233,068	2,622	1,201,610
Total in R$				1,403,719	25,249	(542,496)	(100,928)	242,608	(62,232)	233,068	2,622	1,201,610

Current				14,789								25,807
Non-current				1,388,930								1,175,803

(a)Does not consider the conversion right.
21.4Schedule of amortization

Description	December 31, 2024	December 31, 2023

2025	124,321	25,807
2029	1,058,047	1,175,803
	1,182,368	1,201,610

Current	124,321	25,807
Non-current	1,058,047	1,175,803

Azul S.A.	Consolidated Financial Statements	F-53

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
22.ACCOUNTS PAYABLE
22.1Accounting policies
Amounts payable to suppliers are initially recognized at fair value and subsequently increased, when applicable, by the corresponding charges and monetary and exchange variations.
22.2Breakdown of accounts payable
In 2023, due to negotiations with aircraft service and parts suppliers, the Company issued Notes with interest of 7.5% p.a. to be paid quarterly starting in December 2023 and principal due in June 2030, as well as Equity with consecutive quarterly payments, starting in January 2025.

	December 31,
Description	2024	2023

Accounts payable	4,624,784	3,077,225
Accounts payable – Notes	511,389	401,702
Accounts payable – Convertible to equity	173,448	119,841
	5,309,621	3,598,768

Current	4,147,225	2,277,841
Non-current	1,162,396	1,320,927
23.REVERSE FACTORING
23.1Accounting policies
The Company promotes negotiations with suppliers with the aim of extending their payment terms. In this way, agreements were signed with financial institutions that allow their suppliers to advance the payment titles, mainly fuel, with interest rates ranging from 1.19% and 1.27% p.m.
When the notes payable is included in the drawn risk, this amount is transferred from the item “Accounts payable” to “Reverse factoring”.
23.2Movement of reverse factoring

Description	December 31, 2023	Addition	Payment	Interest paid	Interest incurred	December 31, 2024

Reverse factoring	290,847	208,804	(496,286)	(13,589)	10,224	—

	290,847	208,804	(496,286)	(13,589)	10,224	—

Description	December 31, 2022	Addition	Payment	Interest paid	Interest incurred	December 31, 2023

Reverse factoring	753,352	391,676	(831,477)	(39,714)	17,010	290,847

	753,352	391,676	(831,477)	(39,714)	17,010	290,847

F-54	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
24.DERIVATIVE FINANCIAL INSTRUMENTS
24.1Accounting policies
Variations in interest rates, exchange rates and aviation fuel prices expose the Company and its subsidiaries to risks that may affect their financial performance. In order to mitigate such risks, the Company contracts derivative financial instruments. Operations present the variation in their fair value recorded directly in the financial result.
24.2Breakdown of derivative financial instruments

Changes in fair value	Interest rate swap	Forward – fuel	Option fuel	Forward – foreign currency	Conversion right debentures	Total

At December 31, 2022	(179,170)	(28,701)	—	235,246	(116,971)	(89,596)
Gains (losses) recognized in result	(34,075)	(168,378)	13,796	(24,552)	(25,249)	(238,458)
Payment (receipts)	213,245	136,977	(1,530)	(210,694)	—	137,998
Restructuring (a)	—	—	—	—	(346,555)	(346,555)
At December 31, 2023	—	(60,102)	12,266	—	(488,775)	(536,611)

Gains (losses) recognized in result	—	(108,435)	(10,871)	—	437,035	317,729
Payments (receipts)	—	103,162	(1,395)	—	—	101,767
At December 31, 2024	—	(65,375)	—	—	(51,740)	(117,115)

Obligations with current derivative financial instruments	—	—	—	—	—	—
Non-current convertible instruments	—	—	—	—	(51,740)	(51,740)
	—	(65,375)	—	—	(51,740)	(117,115)

(a)Refers to the effects of the extinction and reconstitution of the right of conversion.

Changes in fair value	Options – foreign currency	Interest rate swap	Forward – fuel	Forward – foreign currency	Conversion right (debentures)	Total

At December 31, 2021	—	(213,257)	9,383	270,640	(636,786)	(570,020)
Gains (losses) recognized in result	—	33,519	440,065	(35,394)	519,815	958,005
Payment in cash	—	568	(478,149)	—	—	(477,581)
At December 31, 2022	—	(179,170)	(28,701)	235,246	(116,971)	(89,596)

Rights with current derivative financial instruments	—	27,349	8,705	—	—	36,054
Rights with non-current derivative financial instruments	—	—	650	235,246	—	235,896
Obligations with current derivative financial instruments	—	(31,603)	(37,762)	—	—	(69,365)
Obligations with non-current derivative financial instruments	—	(174,916)	(294)	—	—	(175,210)
Long-term loans and financing	—	—	—	—	(116,971)	(116,971)
	—	(179,170)	(28,701)	235,246	(116,971)	(89,596)

Azul S.A.	Consolidated Financial Statements	F-55

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
25.AIRPORT TAXES AND FEES
25.1Accounting policies
The amounts payable in airport taxes and fees are initially recognized at fair value and subsequently increased, when applicable, by the corresponding charges and monetary and exchange variations.
25.2Breakdown of airport taxes and fees

	December 31,
Description	2024	2023

Tax transaction (a)	916,690	—
Airport fees	212,125	1,490,514
Boarding tax	231,913	248,689
Others	16,691	20,880

	1,377,419	1,760,083

Current	584,739	588,404
Non-current	792,680	1,171,679

(a)The difference in the balance in note 2.3 refers to the movement after the signing of the tax transaction.
26.AIR TRAFFIC LIABILITY AND LOYALTY PROGRAM
26.1Accounting policies
Air traffic liability and loyalty program line comprises the Company’s obligations for the early receipt of air transport services and other auxiliary services related to the main obligation with its customers. They are accounted for at the amount of the transaction and as they are non-monetary items they are not subject to exchange differences or monetary adjustment of any nature. These obligations are extinguished with the provision of the transport services against operating income in the statements of operations for the year.
The breakage revenue consists of the calculation based on the historical issuance of tickets that will expire due to non-use, that is, passengers who purchased tickets and are highly likely not to use them. For the purpose of recognizing this revenue, the average periods for providing air transport services are also considered, and these assumptions are included in a statistical model that determines the forecast breakage rate to be adopted. At least annually, the calculations are reviewed to reflect and capture changes in customer behavior regarding ticket expiration.
In the loyalty program, the Company estimates the points that will expire without being used historical data and recognizes the corresponding revenue upon point issuance (breakage) considering the average exchange term.

F-56	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
26.2Breakdown of air traffic liability and loyalty program

	December 31,
Description	2024	2023

Air traffic liability and loyalty program	7,191,998	5,782,121
Breakage	(865,941)	(576,245)
	6,326,057	5,205,876

Average use term (a)	59 days	56 days

(a)Does not consider the loyalty program.
27.SALARIES AND BENEFITS
27.1Accounting policies
Amounts payable relating to salaries and social security obligations are initially recognized at fair value and subsequently increased, when applicable, by the corresponding charges and monetary and exchange rate variations.
27.2Breakdown salaries and benefits

	December 31,
Description	2024	2023

Salaries and benefits	508,412	473,060
Share-based payment	36	1,737
	508,448	474,797
28.TAXES PAYABLE
28.1Accounting policies
Amounts payable in respect of taxes payable represent tax obligations arising from the Company’s operating activities, mainly from the passengers and cargo transport are initially recognized at fair value and subsequently increased, when applicable, by the corresponding charges and monetary and exchange rate variations.
28.2Breakdown of taxes payable

	December 31,
Description	2024	2023

Tax transaction	230,214	—
Government installment payment program federal	—	157,970
Social Integration Program ("PIS") and Contribution to Social Security Financing ("COFINS")	419	4,231
Taxes withheld	80,868	76,520
Import taxes	9,497	13,483
Others	2,955	2,251
	323,953	254,455

Current	125,055	142,168
Non-current	198,898	112,287

Azul S.A.	Consolidated Financial Statements	F-57

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
29.PROVISIONS
29.1Accounting policies
29.1.1Provision for return of aircraft and engines
Aircraft and engines negotiated under lease without purchase options regularly provide for contractual obligations establishing conditions for the return of these assets.
In this way, the Company provides for return costs, since these are present obligations arising from past events and which will generate future disbursements, which are measured with reasonable certainty.
These expenses basically refer to aircraft reconfiguration (interior and exterior), obtaining licenses and technical certifications, verifications of returns, maintenance, painting, etc., as established in the contract. The cost of return is initially recognized at present value as part of the cost of right-of-use assets, and the provision for aircraft return costs is recorded in the “Provisions” account. After initial recognition, the liability is updated according to the capital remuneration rate estimated by the Company, with a corresponding entry recorded in the financial result. Any changes in the estimate of expenses to be incurred are recognized prospectively against the right of use asset or in the statement of operations for the year if the right-of-use balance is insufficient.
29.1.2Tax, civil and labor risks
The Company is a party to several legal and administrative proceedings, mainly in Brazil. Assessments of the likelihood of loss in these cases include an analysis of the available evidence, the hierarchy of laws, the available case laws, the most recent court decisions and their significance in the legal system, as well as the assessment of lawyers.
Provisions are revised and adjusted to reflect changes in circumstances, such as the applicable statute of limitations, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.
The Company’s Management believes that the provision for tax, civil and labor risks is sufficient to cover any losses on legal and administrative.
29.1.3Post-employment benefits
The Company recognizes actuarial liabilities related to health insurance benefits offered to its employees in accordance with IAS 19 – Employee Benefits. Actuarial gains and losses are recognized in other comprehensive income based on the actuarial report prepared by independent experts, while the current service cost and interest cost are recognized in statement of operations for the year.

F-58	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
29.2Breakdown of provisions

Description	Return of aircraft and engines (a)	Tax, civil and other risks	Post -employment benefit	Total

At December 31, 2022	2,675,266	560,727	7,001	3,242,994

Additions	501,864	216,778	115	718,757
Modifications	(250,134)	—	—	(250,134)
Write-offs	(401,014)	(237,313)	—	(638,327)
Interest incurred	239,078	17,581	760	257,419
Benefit paid by the plan	—	—	(141)	(141)
Effect of change in financial assumptions	—	—	(23)	(23)
Effect of plan experience	—	—	2,198	2,198
Foreign currency exchange	(191,890)	—	—	(191,890)

At December 31, 2023	2,573,170	557,773	9,910	3,140,853

Additions	503,080	85,889	154	589,123
Write-offs	(77,086)	(346,047)	—	(423,133)
Interest incurred	151,153	(75,136)	972	76,989
Effect of plan experience	—	—	(2,811)	(2,811)
Foreign currency exchange	798,015	—	—	798,015

At December 31, 2024	3,948,332	222,479	8,225	4,179,036

At December 31, 2024
Current	560,587	110,135	—	670,722
Non-current	3,387,745	112,344	8,225	3,508,314

At December 31, 2023
Current	497,525	238,905	—	736,430
Non-current	2,075,645	318,868	9,910	2,404,423

(a)Nominal discount rate 10.8% p.a. (10.7% p.a on December 31, 2023).
29.2.1Tax, civil and labor risks
The balances of the proceedings with estimates of probable and possible losses are shown below:

	Probable loss		Possible loss
	December 31,		December 31,
Description	2024	2023	2024	2023

Tax	78,936	284,638	89,826	432,109
Civil	76,608	131,464	126,818	49,930
Labor	66,935	141,671	194,234	68,789
	222,479	557,773	410,878	550,828

Azul S.A.	Consolidated Financial Statements	F-59

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
29.2.1.1Taxes
The Company has tax-related lawsuits and, as detailed in note 2.3, lawsuits were added to the tax transaction regardless of the probability of loss in which they were classified.
29.2.1.2Civil
The Company has civil lawsuits, mainly related to compensation actions in general, such as flight delays and cancellations, lost and damaged luggage. The values are dispersed, and it is not possible to highlight any specific process.
During the second quarter of 2024, the Company changed the risk of lawsuits involving flight delays and cancellations from probable to possible after a detailed analysis of recent court decisions.
29.2.1.3Labor
The Company has labor complaints, mainly related to discussions related to overtime, hazard pay, unhealthy conditions and equal pay. The values are scattered and it is not possible to highlight any specific process.
During the second quarter of 2024, the Company changed the risk of process involving crew hours on the ground, from probable to possible, taking into account the current stage of the process.
29.2.2Post-employment benefit
Below are the assumptions used to calculate post-employment benefits:

	December 31,
Weighted average of assumptions	2024	2023

Nominal discount rate p.a.	11.8%	9.9%
Actual discount rate p.a.	7.4%	5.8%
Estimated inflation rate in the long term p.a.	4.1%	3.9%
HCCTR – Average nominal inflation rate p.a.	7.2%	7.0%
HCCTR – Actual nominal inflation rate p.a.	3.0%	3.0%
Mortality table	AT-2000 downrated by 10%	AT-2000 downrated by 10%
30.RELATED-PARTY TRANSACTIONS
30.1.Accounting policies
Transactions with related parties were entered into in the ordinary course of the Company’s business, at prices, terms and financial charges according to the conditions established between the parties. Such operations include, among other aspects, shared service agreements and loan agreements.
30.2.Transactions between companies
30.2.1.Compensation of key management personnel
The Company’s employees are entitled to profit sharing based on certain goals agreed annually. In turn, executives are entitled to bonus based on statutory provisions proposed by the Board of Directors and approved by the shareholders. The amount of profit sharing is recognized in profit or loss for the year in which the goals are achieved.

F-60	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
Key management personnel comprise the directors, officers and members of the Executive Committee and directors. Expenses incurred with remuneration and the respective charges, paid or payable, are shown below:

	December 31,
Description	2024	2023	2022

Salaries and benefits	57,743	19,429	58,788
Post-employment benefit	716	595	—
Share-based payment	39,870	63,529	(17,441)
	98,329	83,553	41,347
Stock-based compensation plan, considers the Stock Options, RSU and phantom shares. Such plans are expected to be settled in up to eight years and, therefore, do not represent a cash outflow.
30.2.2.Guarantees and pledges granted
The Company has granted guarantees on rental properties for some of its executives and the total amount involved is not significant.
30.2.3.Technology service sharing contract
The Company carried out transactions with Águia Branca Participações S.A., one of its shareholders, for the sharing of information technology resources for an indefinite period and the total involved is not significant. The contract was terminated in February 2024.
30.2.4.Ticket sales contract and corporated contract
On March 2018, the Company entered into a ticket sales contract with Caprioli Turismo Ltda., a travel agency owned by the Caprioli family (which holds an indirect stake in the Company through TRIP former shareholders), whereby Caprioli Turismo Ltda. was granted a R$20 credit line until 2023 for the purchase and resale of tickets for flights operated by the Company. This credit line is guaranteed by a non-interest bearing promissory note in the same amount payable.
In August 2024, the Company entered into a corporate agreement with Águia Branca Participações S.A., one of its shareholders, to obtain airline tickets.
30.2.5.Breeze
The Company signed sublease agreements for three aircraft with Breeze Aviation Group (“Breeze”), an airline founded by the controlling shareholder of Azul, headquartered in the United States. The transaction was voted on and approved by 97% of the Azul's shareholders at the Extraordinary General Meeting held on March 2020. Following good corporate practices, the controlling shareholder did not participate in the voting.
During the year ended December 31, 2024, the Company finalized the sublease contracts.
The operations with Breeze are presented below:

				December 31,
Creditor	Debtor	Type of operation	Note	2024	2023

ALAB	Breeze	Aircraft sublease	Aircraft sublease	—	30,802
ALAB	Breeze	Maintenance reservation refund	Accounts receivable	2,703	3,901
Breeze	ALAB	Maintenance reservation refund	Other liabilities	(11,411)	(19,559)

Azul S.A.	Consolidated Financial Statements	F-61

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)

				December 31,
Revenues	Expenses	Type of operation	Note	2024	2023	2022
ALAB	Breeze	Interest incurred	Financial income	1,754	5,824	7,589
30.2.6.Azorra
In August 2022, the Company made agreements for purchase and sale of aircraft and engines with entities that are part of Azorra Aviation Holdings LLC. (“Azorra”), which has become a related party as the Company’s Board of Directors’ Chairman was elected independent member of Azorra’s Board of Directors.
The operations with Azorra are presented below:

				December 31,
Creditor	Debtor	Type of operation	Note	2024	2023

ALAB	Azorra	Accounts receivable	Accounts receivable	118,013	—
ALAB	Azorra	Security deposits	Deposits	46,213	4,643
Azorra	ALAB	Leases	Leases	(473,428)	(302,947)
Azorra	Azul Investments	Leases – Notes	Leases	(96,458)	(74,572)
Azorra	Azul	Leases – Convertible to equity	Leases	(150,441)	(102,683)

				December 31,
Revenues	Expenses	Type of operation	Note	2024	2023	2022
Azorra	ALAB	Interest incurred	Financial expense	78,451	17,106	10,983
30.2.7.Lilium
In August 2021, the Company announced plans to make a strategic partnership with Lilium GmbH, a wholly owned subsidiary of Lilium N.V. (“Lilium), which has ultimately become a related party as the Company’s Board of Directors’ Chairman was elected independent member of Lilium’s Board of Directors.
As of December 31, 2024, and 2023, the Company has no outstanding balances with Lilium.
30.2.8.United
The Company has agreements with United Airlines Inc. (“United”), one of its shareholders, for the use of the loyalty program and for the re-accommodation of passengers. As of December 31, 2024, the balance is not significant.

F-62	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
31.EQUITY
31.1Issued capital

	Value		Quantity
Description	Company’s capital	Advance for future capital increase (a)	Common shares	Preferred shares

At December 31, 2022	2,313,941	61	928,965,058	335,623,408
Capital payment	880	(880)	—	—
Share-based payment	—	1,608	—	124,388
At December 31, 2023	2,314,821	789	928,965,058	335,747,796
Capital payment	807	(807)	—	—
Share-based payment	—	18	—	3,000
At December 31, 2024	2,315,628	—	928,965,058	335,750,796

(a)Advance for future capital increase.
As established in the Company’s bylaws, each common share entitles you to 1 (one) vote. Preferred shares of any class do not confer voting rights, however, they provide their holders with:
•Capital repayment priority;
•The right to be included in a public offer for the purchase of shares, due to the transfer of control of the Company, under the same conditions and for a price per share equivalent to seventy-five (75) times the price per share paid to the controlling shareholder;
•The right to receive amounts equivalent to seventy-five (75) times the price per common share after the division of remaining assets among shareholders; and
•The right to receive dividends equal to seventy-five (75) times the amount paid for each common share.
The Company’s shareholding structure is presented below:

	December 31, 2024			December 31, 2023
Shareholder	Common shares	Preferred shares	% economic participation	Common shares	Preferred shares	% economic participation

David Neeleman	67.0%	2.2%	4.5%	67.0%	2.2%	4.5%
Shareholders Trip (a)	33.0%	1.8%	2.9%	33.0%	4.0%	5.0%
United Airlines Inc	—%	5.5%	5.4%	—%	8.0%	7.8%
Others (b)	—%	90.4%	87.1%	—%	85.7%	82.6%
Treasury shares	—%	0.1%	0.1%	—%	0.1%	0.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(a)This refers to Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda.
(b)Such balances refer to the “Black Rock” and “Other” lines disclosed on December 31, 2023.
The Company is authorized, by resolution of the Board of Directors, to increase the issued capital, regardless of any amendments to bylaws, with the issue of up to 230,000,000 (two hundred and thirty million) new preferred shares. The Board of Directors will set the conditions for the issue, including price and payment terms.

Azul S.A.	Consolidated Financial Statements	F-63

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
31.2Treasury shares
31.2.1Accounting policies
Own equity instruments that are acquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of these equity instruments. Any difference between the carrying amount and the fair value, if the share is reissued, is recognized in the share premium.
31.2.2Movement of treasury shares

Description	Number of shares	Amount paid	Average cost (in R$)

At December 31, 2022	349,999	10,204	29.15
Repurchase	591,866	6,826	11.53
Transfers	(441,866)	(7,989)	—
At December 31, 2023	499,999	9,041	18.08
Repurchase	210,000	2,596	12.36
Alienation	(4,125)	(69)	—
Transfers	(441,379)	(7,234)	—
At December 31, 2024	264,495	4,334	16.39
In May 2024, the buyback plan for 1,300,000 preferred shares was approved, maturing in 18 months, in order to keep them in treasury to later meet the obligations of the RSU plan.
32.EARNINGS (LOSS) PER SHARE
32.1Accounting policies
The basic result per share is calculated by dividing the net income for the year attributed to the Company's controlling shareholder by the weighted average number of all classes of shares in circulation, except treasury shares, during the year.
Diluted earnings (loss) per share are calculated adjusting the weighted average number of shares outstanding, except those in treasury shares, by instruments potentially convertible into shares. However, due to the losses reported in the years ended December 31, 2024, 2023 and 2022, these instruments issued by the company have a non-dilutive effect and therefore were not considered in the total number of shares outstanding to determine the diluted loss per share.
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

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
32.2Earnings (loss) per share calculation

	Years ended December 31,
Description	2024	2023	2022

Numerator
Loss for the year	(9,151,371)	(2,380,456)	(722,367)

Denominator
Weighted average number of common shares	928,965,058	928,965,058	928,965,058
Weighted average number of preferred shares	335,275,653	335,145,967	335,291,821
Economic value of preferred shares	75	75	75
Weighted average number of equivalent preferred shares (a)	347,661,854	347,532,168	347,678,022
Weighted average number of equivalent common shares (b)	26,074,639,033	26,064,912,583	26,075,851,633
Weighted average number of presumed conversions	900,031,192	220,081,929	77,059,124
Weighted average number of preferred shares that would have been issued the average share price at the market price	2,377,040	4,041,744	3,290,760

Basic loss per common share – R$	(0.35)	(0.09)	(0.03)
Diluted loss per common share – R$	(0.35)	(0.09)	(0.03)
Basic loss per preferred share – R$	(26.32)	(6.85)	(2.08)
Diluted loss per preferred share – R$	(26.32)	(6.85)	(2.08)

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
33.SHARE-BASED PAYMENT
33.1Accounting policies
The Company offers executives share-based compensation plans to be settled with Company shares or cash, according to which the Company receives services as consideration.
The cost of instruments is measured based on fair value on the date they were granted or on the date of these financial statements for phantom shares. To determine the fair value of purchase options, the Company uses the Black-Scholes model.
The cost of transactions settled with equity securities is recognized in profit or loss under “Salaries and Benefits”, together with corresponding increase in the “Capital reserve” or “Salaries and social charges” liability for phantom shares, over the period in which performance and/or service condition are met, ending on the date on which the employee acquires full right to the award (vesting date) or settlement and cancellation for phantom shares. The outstanding liability is revalued at fair value on the date of this financial statement.
33.2Compensation plans
The Company has three share-based compensation plans: the Stock Option Plan (“Option Plan”), the Restricted Stock Plan (“RSU”) and the Stock Purchase Plan ("Phantom Shares"). All of them aim to stimulate and promote the alignment of the objectives of the Company, shareholders, management and employees, and mitigate the risks in the generation of value of the Company by the loss of its executives, strengthening their commitment and productivity in the long-term results.

Azul S.A.	Consolidated Financial Statements	F-65

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The movement of the plans is shown below:

	Number of shares
Description	Option plan	RSU	Phantom shares	Total

At December 31, 2022	19,069,705	1,795,401	326,472	21,191,578

Granted	1,800,000	500,000	—	2,300,000
Exercised	(124,388)	(609,313)	(22,884)	(756,585)
Canceled	(223,633)	(142,023)	(56,658)	(422,314)
At December 31, 2023	20,521,684	1,544,065	246,930	22,312,679

Granted	4,200,000	1,007,253	—	5,207,253
Exercised	(3,000)	(608,472)	(18,177)	(629,649)
Canceled	(94,181)	(101,824)	(47,742)	(243,747)
At December 31, 2024	24,624,503	1,841,022	181,011	26,646,536

	December 31,
Description	2024	2023

Share price (in reais)	3.54	16.01
Weighted average price of the stock option (in reais)	5.97	12.93
Weighted average price of the phantom shares (in reais)	10.35	10.35
Cash inflow stock option plan	18	1,608
Flat cash inflow of phantom shares	188	237
Total obligation related to the phantom shares plan	36	1,736
Income tax regarding RSU transfer	1,439	3,239
Number of shares equivalent to RSU IR	167,093	167,447
The expenses of share-based compensation plans are shown below:

	Years ended December 31,
Description	2024	2023	2022

Option plan	38,794	61,646	29,368
RSU	6,361	9,093	1,366
Phantom shares	(1,700)	904	(48,984)
	43,455	71,643	(18,250)
The reversal of expenses in 2024 and 2023 was due to the reduction in the fair value of shares in these periods.

F-66	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
33.3Assumptions
33.3.1Stock option
During the fourth quarter the 2024, the Company granted two programs with the following conditions:

Date of grant	Option exercise price (in R$)	Fair value of the option on the grant (in R$)	Historical volatility	Expected dividend	Average risk-free rate of return	Exercise rate per tranche	Deadline remainder of vesting period (in years)	Purchasing period up to (years)	Total options granted	Total outstanding options	Total options available for exercise

December 11, 2009	3.42	1.93	47.7%	1.1%	8.8%	25.0%	0	4.0	5,032,800	180,870	180,870
March 24, 2011	6.44	4.16	54.8%	1.1%	12.0%	25.0%	0	4.0	1,572,000	84,000	84,000
April 5, 2011	6.44	4.16	54.8%	1.1%	12.0%	25.0%	0	4.0	656,000	6,200	6,200
June 30, 2014	19.15	11.01	40.6%	1.1%	12.5%	25.0%	0	4.0	2,169,122	708,993	708,993
July 1, 2015	14.51	10.82	40.6%	1.1%	15.7%	25.0%	0	4.0	627,810	177,592	177,592
July 1, 2016	14.50	10.14	43.1%	1.1%	12.2%	25.0%	0	4.0	820,250	280,124	280,124
July 6, 2017	22.57	12.82	43.4%	1.1%	10.3%	25.0%	0	4.0	680,467	442,796	442,796
August 8, 2022	11.07	8.10	70.0%	—%	13.0%	25.0%	1.6	4.0	1,774,418	1,701,057	865,714
August 8, 2022	11.07	6.40	68.8%	—%	13.2%	33.3%	0.6	3.0	1,514,999	1,381,249	1,029,124
August 19, 2022	11.07	7.39	67.2%	—%	13.6%	100.0%	0	1.0	4,900,000	4,824,333	4,824,333
August 19, 2022	11.07	11.54	74.6%	—%	12.7%	33.0%	2.6	5.0	8,900,000	8,900,000	—
July 7, 2023	15.60	10.80	75.4%	—%	10.5%	25.0%	2.5	4.0	1,800,000	1,737,289	439,630
October 23, 2024	4.04	3.25	73.0%	—%	12.9%	25.0%	3.8	4.0	2,200,000	2,200,000	—
December 14, 2024	4.17	2.16	72.8%	—%	14.8%	25.0%	4.0	4.0	2,000,000	2,000,000	—
									34,647,866	24,624,503	9,039,376
33.3.2RSU
During the fourth quarter the 2024, the Company granted two programs with the following conditions:

Date of grant	Exercise rate per tranche	Fair value of share (in reais)	Remaining term of the vesting period (in years)	Purchasing period up to (years)	Total granted	Total not exercised

July 7, 2021	25.0%	42.67	0.5	4.0	300,000	55,017
July 7, 2022	25.0%	11.72	1.5	4.0	335,593	143,243
July 7, 2022	25.0%	11.72	1.5	4.0	671,186	270,095
July 7, 2023	25.0%	19.32	3.8	4.0	500,000	365,414
October 23, 2024	25.0%	5.48	2.5	4.0	671,502	671,502
December 13, 2024	25.0%	4.17	4.0	4.0	335,751	335,751
					2,814,032	1,841,022
33.3.3Phantom shares

Date of grant	Option exercise price (in reais)	Average fair value of option	Historical volatility	Expected dividend	Average risk-free rate of return	Exercise rate per tranche	Remaining term of the vesting period (in years)	Purchasing period up to (years)	Total granted	Total outstanding	Total options available for exercise

August 7, 2018	20.43	0.04	75.8%	0%	15.4%	25.0%	0.0	4.0	707,400	53,520	53,520
April 30, 2020	10.35	0.22	75.8%	0%	15.4%	33.3%	0.0	3.0	3,250,000	99,761	99,761
April 30, 2020	10.35	0.47	75.7%	0%	15.7%	25.0%	0.0	4.0	1,600,000	26,300	26,300
August 17, 2021	33.99	0.16	75.0%	0%	15.7%	25.0%	0.6	4.0	580,000	1,430	1,430
									6,137,400	181,011	181,011

Azul S.A.	Consolidated Financial Statements	F-67

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
34.SALES REVENUE
34.1Accounting policies
34.1.1Revenue from passenger transport and loyalty program
Revenue from passenger transport is recognized when air transportation is actually provided. Tickets sold, but not yet used are recorded as “Air traffic liability and loyalty program” account, net of breakage revenue estimate (note 26).
Other revenues that include charter flights, rescheduling fees, baggage dispatch and other additional services are recognized along with the primary passenger transport obligation passengers.
In the loyalty program, customers accumulate points based on the amount spent on air transportation and in accordance with the partners' rules. The number of points depends on the customer's category in the loyalty program, market, fare class and other factors including promotional campaigns.
After the sale of a ticket, the Company recognizes a portion of ticket sales as revenue when the transportation service occurs and defers the portion corresponding to loyalty program points in accordance with IFRS 15 – Customer Contract Revenue.
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
Points not used are recorded under “Air traffic liability and loyalty program”, until their effective use or expiration.
34.1.2Other revenues
Other revenues mainly include the transportation of cargo and travel packages and are recognized when performance obligations are met.
34.2Breakdown of sales revenue

	Years ended December 31,
Description	2024	2023	2022

Passenger revenue	18,125,685	17,229,732	15,020,757
Other revenues	1,506,303	1,487,286	1,513,582
Total	19,631,988	18,717,018	16,534,339
Taxes levied
Passenger revenue (a)	(2,550)	(2,004)	(425,812)
Other revenues	(103,230)	(160,589)	(160,460)
Total taxes (a)	(105,780)	(162,593)	(586,272)
Total revenue	19,526,208	18,554,425	15,948,067

(a)As of January 1, 2023, the PIS and COFINS rates on revenues arising from regular passenger air transport activities were reduced to zero, in accordance with Law 14,592/2023.

F-68	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
Revenues by geographical location are as follows:

	Years ended December 31,
Description	2024	2023	2022

Domestic revenue	16,084,172	14,675,974	13,013,202
Foreign revenue	3,442,036	3,878,451	2,934,865
Total revenue	19,526,208	18,554,425	15,948,067
35.FINANCIAL RESULT
35.1Accounting policies
The financial result income and expenses include interest income, leases, loans and financing, exchange differences, changes in the fair value of financial assets and liabilities measured at fair value through profit or loss, gains and losses on derivative instruments, commissions and bank charges, among others. Interest income and expenses are recognized in the statement of profit or loss using the effective interest method.
35.2Breakdown of financial result

	Consolidated
	Years ended December 31,
Description	2024	2023	2022

Financial income
Interest on short and long-term investments	148,162	91,353	198,290
Sublease receivables	1,754	13,314	60,930
TAP Bond fair value	37,610	66,053	—
Others	51,532	49,421	18,069
	239,058	220,141	277,289
Financial expenses
Interest on loans and financing (a)	(1,379,560)	(865,107)	(656,326)
Interest on reverse factoring	(10,224)	(17,010)	(79,460)
Interest on lease	(2,460,514)	(2,420,557)	(2,533,128)
Interest on convertible instruments	(273,826)	(242,608)	(231,103)
Interest accounts payable and airport taxes and fees	(328,937)	(418,066)	(282,434)
Interest on provisions	(76,989)	(257,419)	(246,147)
Interest on factoring credit card receivables	(327,771)	(334,896)	(211,528)
Amortized cost of loans and financing	(113,908)	(44,894)	(29,075)
Amortized cost of convertible instruments	—	(2,622)	(4,533)
Cost of financial operations	(130,285)	(84,453)	(69,416)
TAP Bond fair value	(14,842)	(25,736)	(181,726)
Restructuring of debentures	—	(352,430)	—
Restructuring of loan and financing	—	(199,635)	—
Others (b)	(130,558)	(343,338)	(268,906)
	(5,247,414)	(5,608,771)	(4,793,782)

Derivative financial instruments, net	317,729	(238,458)	958,005
Foreign currency exchange, net	(7,890,179)	1,625,064	1,406,566
Financial result, net	(12,580,806)	(4,002,024)	(2,151,922)

(a)Net of PIS and COFINS credits in the amount of R$19,534.
(b)These balances refer to the “Guarantee commissions” and “Others” disclosed on December 31, 2023.

Azul S.A.	Consolidated Financial Statements	F-69

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
36.RISK MANAGEMENT
36.1Accounting policies
Operating activities expose the Company and its subsidiaries to the following financial risks: (i) market risk, related to interest rate, fuel price and exchange rate, (ii) credit risk and (iii) liquidity risk.
The risks are monitored by the Company’s management and can be mitigated through the use of swaps, terms and options.
All activities with derivative financial instruments for risk management are carried out by specialists with experience and adequate supervision. It is the Company's policy not to operate transactions for speculative purposes.
36.2Fair value hierarchy of financial instruments
The following hierarchy is used to determine the fair value of financial instruments:
Level 1: quoted prices, without adjustment, in active markets for identical assets and liabilities;
Level 2: other techniques for which all inputs that have a significant effect on the fair value recorded are directly or indirectly observable; and
Level 3: techniques that use data that have a significant effect on the fair value recorded that are not based on observable market data.
The fair value hierarchy of the Company's consolidated financial instruments, as well as the comparison between book value fair value, are identified below:

			Carrying amount		Fair value
			December 31,		December 31,
Description	Note	Level	2024	2023	2024	2023

Assets
Long-term investments – TAP Bond	7	2	1,004,505	780,312	1,004,505	780,312
Derivative financial instruments	24	2	—	21,909	—	21,909

Liabilities
Loans and financing	19	—	(14,981,417)	(9,698,912)	(13,949,702)	(9,796,608)
Convertible debt instruments – conversion right	21	2	(51,740)	(488,775)	(51,740)	(488,775)
Derivative financial instruments	24	2	(65,375)	(69,745)	(65,375)	(69,745)
Financial instruments whose fair value approximates their carrying value, based on established conditions, mainly due to the short maturity period, were not disclosed.

F-70	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
36.3Market risks
36.3.1 Interest rate risk
36.3.1.1 Sensitivity analysis
As of December 31, 2024, the Company held assets and liabilities linked to different types of interest rates. In the sensitivity analysis of non-derivative financial instruments, the impact was considered only on positions with values exposed to such fluctuations:

	Consolidated
	Exposure to CDI		Exposure to SOFR
Description	Rate (p.a.)	December 31, 2024	Weighted rate (p.a.)	December 31, 2024

Exposed assets (liabilities), net	12.2%	(430,428)	4.4%	(2,233,707)

Effect on profit or loss
Interest rate devaluation by -10%	10.9%	6,101	4.0%	10,016
Interest rate devaluation by -25%	9.1%	15,253	3.3%	25,041
Interest rate appreciation by 10%	13.4%	(6,101)	4.8%	(10,016)
Interest rate appreciation by 25%	15.2%	(15,253)	5.5%	(25,041)
36.3.2 Aircraft fuel price risk (“QAV”)
The price of fuel may vary depending on the volatility of the price of crude oil and its derivatives. To mitigate losses linked to variations in the fuel market, the Company had, as of December 31, 2024, forward transactions on fuel (note 24).
36.3.2.1 Sensitivity analysis
The following table demonstrates the sensitivity analysis of the price fluctuation of QAV liter:

	Exposure to price
Description	Average price per liter (in reais)	December 31, 2024

Aircraft fuel	4.4	(5,583,503)

Effect on profit or loss
Devaluation by -10%	4.0	558,350
Devaluation by -25%	3.3	1,395,876
Appreciation by 10%	4.8	(558,350)
Appreciation by 25%	5.5	(1,395,876)
37.3.3 Foreign exchange risk
The foreign exchange risk arises from the possibility of unfavorable exchange differences to which the Company's cash flows are exposed.

Azul S.A.	Consolidated Financial Statements	F-71

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The equity exposure to the main variations in exchange rates is shown below:

	Exposure to US$		Exposure to €
	December 31,		December 31,
Description	2024	2023	2024	2023

Assets
Cash and cash equivalents	76,267	82,975	6,420	4,092
Long-term investments	—	—	1,004,505	780,312
Accounts receivable	687,396	115,024	2,927	2,876
Aircraft sublease	—	30,802	—	—
Deposits	3,257,360	2,196,474	11,581	—
Other assets	72,360	26,207	5,535	—
Total assets	4,093,383	2,451,482	1,030,968	787,280

Liabilities
Loans and financing	(13,720,427)	(8,889,048)	—	—
Leases	(21,250,461)	(14,043,101)	—	—
Convertible debt instruments	(1,182,368)	(1,201,610)	—	—
Accounts payable	(3,356,243)	(2,040,546)	—	—
Airport taxes and fees	(3,373)	(21,994)	—	—
Provisions (a)	(3,947,439)	(2,573,170)	—	—
Other liabilities (a)	(31,055)	(108,687)	(15)	—
Total liabilities	(43,491,366)	(28,878,156)	(15)	—
Net exposure	(39,397,983)	(26,426,674)	1,030,953	787,280
Net exposure in foreign currency	(6,362,415)	(5,458,590)	160,178	147,111

(a)Such balances refer to the “Provisions and other liabilities” line disclosed on December 31, 2023.
36.3.3.1 Sensitivity analysis

	Exposure to US$		Exposure to €
Description	Closing rate	December 31, 2024	Closing rate	December 31, 2024

Exposed assets (liabilities), net	6.2	(39,397,983)	6.4	1,030,953

Effect on profit or loss
Foreign currency devaluation by -10%	5.6	3,939,798	5.6	(103,095)
Foreign currency devaluation by -25%	4.6	9,849,496	4.8	(257,738)
Foreign currency appreciation by 10%	6.8	(3,939,798)	7.1	103,095
Foreign currency appreciation by 25%	7.7	(9,849,496)	8.0	257,738
36.4Credit risk
Credit risk is inherent to the Company's operating and financial activities, mainly disclosed in cash and cash equivalents, long-term investments, accounts receivable, security deposits and maintenance reserves. The TAP Bond is guaranteed by intellectual property rights and credits related to the TAP mileage program.
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
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
Derivative financial instruments are contracted on the over the counter (OTC) market with counterparties that maintain a relationship and can be contracted on commodity and futures exchanges (B3 and NYMEX), which mitigate and contribute to credit risk.
The Company assesses the risks of counterparties in financial instruments and diversifies exposure periodically.
36.5Liquidity risk
The maturity schedules of the Company’s consolidated financial liabilities as of December 31, 2024 are as follows:

	December 31, 2024
Description	Carrying amount	Contractual cash flows	Until 1 year	From 2 to 5 years	After 5 years

Loans and financing	14,981,417	21,073,217	3,660,524	13,601,921	3,810,772
Leases	21,378,847	34,718,185	6,667,939	20,479,710	7,570,536
Convertible debt instruments	1,182,368	2,006,333	374,555	1,631,778	—
Accounts payable	5,309,621	5,666,072	4,252,796	869,788	543,488
Airport taxes and fees	1,377,419	1,395,699	586,659	369,287	439,753
	44,229,672	64,859,506	15,542,473	36,952,484	12,364,549
36.6Capital management
The Company seeks capital alternatives in order to satisfy its operational needs, aiming for a capital structure that it considers adequate for the financial costs and the maturity terms of the funding and its guarantees. The Company’s Management continually monitors its net debt.

Azul S.A.	Consolidated Financial Statements	F-73

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
37.NON-CASH TRANSACTIONS

	December 31, 2024
Description	Acquisition of property and equipment	Acquisition of capitalized maintenance	Acquisition of intangible	Maintenance prepayment	Maintenance reserves	Reverse factoring	Compensation of lease	Compensation of accounts payable	Acquisition of lease	Addition the ARO	Lease Modifications	Transfers	Others	Total

Accounts receivable	—	—	—	—	240,950	—	(92,703)	(600,978)	—	—	—	—	—	(452,731)
Aircraft sublease	—	—	—	—	—	—	(9,467)	—	—	—	—	(27,086)	—	(36,553)
Inventories	—	—	—	—	—	—	—	—	—	—	—	(2,261)	(9,878)	(12,139)
Deposits	—	—	—	—	(81,304)	—	—	—	—	—	—	—	—	(81,304)
Property and equipment	875,504	—	—	—	—	—	—	—	—	—	—	(8,496)	(53,137)	813,871
Right-of-use assets	—	229,091	—	—	—	—	—	—	2,765,174	713,649	234,860	66,248	—	4,009,022
Intangible assets	—	—	65,659	—	—	—	—	—	—	—	—	(37)	—	65,622
Other assets	—	—	—	230,222	—	—	—	—	—	—	—	(28,368)	—	201,854
Loans and financing	—	—	—	—	—	—	—	(654,854)	—	—	—	—	—	(654,854)
Leases	—	—	—	—	—	—	102,170	—	(2,771,846)	—	(231,459)	—	—	(2,901,135)
Accounts payable	(875,504)	(229,091)	(65,659)	(230,222)	(159,646)	208,804	—	1,255,832	2,769	—	—	—	63,015	(29,702)
Reverse factoring	—	—	—	—	—	(208,804)	—	—	—	—	—	—	—	(208,804)
Provisions	—	—	—	—	—	—	—	—	—	(713,649)	(3,401)	—	—	(717,050)
Other liabilities	—	—	—	—	—	—	—	—	3,903	—	—	—	—	3,903
December 31, 2024	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	December 31, 2023
Description	Acquisition of property and equipment	Acquisition of capitalized maintenance	Acquisition of intangible	Maintenance reserves	Reverse factoring	Loans and financing	Sale and leaseback	Compensation of sublease	Compensation of lease	Acquisition of lease	Addition the ARO	Modification	Transfers	Total

Accounts receivable	—	—	—	—	—	—	—	—	(401,267)	—	—	—	587,157	185,890
Aircraft sublease	—	—	—	—	—	—	—	(39,505)	—	—	—	—	—	(39,505)
Inventories	—	—	—	—	—	—	—	—	—	—	—	—	22,110	22,110
Deposits	—	—	—	116,173	—	—	—	—	—	—	—	—	(587,157)	(470,984)
Advances to suppliers	—	—	—	—	—	—	—	—	—	—	—	—	(2,783,489)	(2,783,489)
Property and equipment	208,154	—	—	—	—	79,222	(3,845)	—	(641)	5,052	—	—	73,310	361,252
Right-of-use assets	—	229,884	—	—	—	—	—	—	—	1,084,930	501,864	987,188	(18,792)	2,785,074
Intangible assets	—	—	82,712	—	—	—	—	—	—	—	—	—	192	82,904
Loans and financing	—	—	—	—	—	(79,222)	—	—	—	—	—	—	1,067	(78,155)
Leases	—	—	—	—	—	—	—	39,505	239,000	(1,137,073)	—	(1,237,322)	(24,207)	(2,120,097)
Accounts payable	(208,154)	(229,884)	(82,712)	(116,173)	391,676	—	3,845	—	38,950	10,785	—	—	2,672,703	2,481,036
Reverse factoring	—	—	—	—	(391,676)	—	—	—	—	—	—	—	—	(391,676)
Provisions	—	—	—	—	—	—	—	—	—	—	(501,864)	250,134	97,819	(153,911)
Other assets and liabilities	—	—	—	—	—	—	—	—	123,958	36,306	—	—	(40,713)	119,551
December 31, 2023	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Azul S.A.	Consolidated Financial Statements	F-74

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
38.COMMITMENTS
38.1Aircraft acquisition
Through contracts with manufacturers and lessors, the Company committed to acquiring certain aircraft, as follows:

	December 31,
Description	2024	2023

Lessors	17	31
Manufacturers	94	96
	111	127
The amounts shown below are brought to present value using the weighted discount rate for lease operations, equivalent to 15.8% (15.8% on December 31, 2023) and do not necessarily represent a cash outflow, as the Company is evaluating the acquisition of financing to meet these commitments.

	December 31,
Description	2024	2023

2024	—	916,053
2025	1,960,910	1,290,764
2026	2,517,365	4,991,454
2027	5,910,751	4,359,775
2028	5,284,514	2,595,179
After 2028	4,779,614	2,294,727
	20,453,154	16,447,952
38.2Letters of credit
The position of the letters of credit in use by the Company is followed for the following purposes:

	December 31,
	2024		2023
Description	R$	US$	R$	US$

Security deposits and maintenance reserves	2,379,135	384,209	1,979,883	408,957
Bank guarantees	7,005	—	9,161	—
	2,386,140	384,209	1,989,044	408,957
39.SUBSEQUENT EVENTS
39.1Non-binding Memorandum of Understanding
In January 2025, the Company signed a non-binding memorandum of understanding (“MoU”) with Abra Group Limited (“Abra”) aligning the terms and conditions for the potential business combination between Azul and Gol Linhas Aéreas Inteligentes S.A. (“Gol”).
The MoU understands about the governance of the combined entity and reinforces their interest in continuing negotiations on a proposed share exchange ratio and other conditions. If the transaction is implemented, Azul and Gol will keep their operating certificates segregated under a single listed entity.

Azul S.A.	Consolidated Financial Statements	F-75

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The closing of the transaction is subject to Abra and Azul agreeing on economic terms of the transaction, the satisfactory completion of due diligence, entering into definitive agreements, obtaining corporate and regulatory approvals (including from the Brazilian antitrust authorities), satisfaction of customary closing conditions the consummation of Gol’s Chapter 11 plan of reorganization and receipt by Abra of consideration thereunder.
39.2Restructuring
In January 2025, the Company completed the restructuring of its obligations with substantially all bondholders, lessors and OEMs, and the closing of offering of Superpriority Notes (“Superpriority Notes”) issued by Azul Secured Finance LLP, together with exchange offers.
The comprehensive restructuring and recapitalization included a structured financing plan, focused on improving liquidity and cash generation, and reducing leverage, with almost US$1.6 billion in debt, with an additional US$525 million principal amount of capital raised, as summarized below:
39.2.1.Restructuring with Lessors, OEMs and Other Suppliers
The restructuring with lessors and OEMs contemplated:
•Elimination of equity issuance obligations owed to lessors and OEMs totaling approximately US$557 million, in exchange for 94 million new preferred shares in a one-time issuance to be completed in the first quarter of 2025;
•Extinguishment of US$243.6 million aggregate principal amount of existing notes held by certain lessors and OEMs (the “2030 Lessor/OEM Notes”) in exchange for other commercial considerations;
•Exchange of the remaining 2030 Lessor/OEM Notes for new unsecured notes due in 2032 and an option to pay interest in kind; and
•Binding definitive agreements with lessors, OEMs and other suppliers, enhancing additional cash flow improvements of over US$300 million across 2025, 2026 and 2027.
By achieving these results, Azul was able to access the full gross proceeds of the Superpriority Notes, including the additional US$100 million that had been reserved upon satisfaction of certain conditions.
39.2.2.Restructuring and recapitalization of debt holders
39.2.2.1.Superpriority Notes
The Superiority Notes were issued on a private placement basis to a group of noteholders and holders of convertible debentures, as well as certain other existing noteholders, in the principal amount of US$525 million, with a variable rate and maturity in 2030, guaranteed by the Company, ALAB and substantially all of Azul’s other subsidiaries.
The Superpriority Notes are secured on a superpriority basis by a shared collateral package prior to payments on the New Exchange Notes and certain other debt and obligations of Azul pursuant to priorities established under an intercreditor agreement.
39.2.2.2.New Exchange Notes
In exchange for the existing notes subject to the Exchange Offer (“Existing Notes”), the subsidiary Azul Secured issued “New Notes” with the following terms:
(i)US$1,048,839 in principal amount of 11.9% Senior Secured First Out Notes due 2028 (“New 2028 Notes”)
(ii)US$238,015 in principal amount of 11.5% Senior Secured Second Out Notes due 2029 (“New 2029 Notes”), and
(iii)US$546,620 in principal amount of 10.9% Senior Secured Second Out Notes due 2030 (“New 2030 Notes”).

F-76	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The New 2028 Notes are secured on a “first out” basis after payments on the Superpriority Notes but prior to payments on the New 2029 Notes or the New 2030 Notes, among other debt and other obligations, pursuant to priorities established under an intercreditor agreement.
In addition, Azul has today entered into supplemental indentures to amend the terms of the Existing Notes pursuant to its solicitation of consents to eliminate substantially all of the restrictive covenants, events of default and related provisions in the Existing Notes and to release the collateral securing the Existing Notes.
The restructuring and recapitalization with the bondholders contemplated:
•Initial financing: US$150 million funded in October 2024, which was fully repaid in January 2025;
•2030 Senior Notes: US$525 million principal amount, with interest on the principal amount can be paid in kind or in cash at Azul’s election; and
•Equitization into preferred shares (including represented by ADRs) of US$784.6 million of the new exchanged 2029 and 2030 notes (“New Exchange Notes”), as follows:
▪35.0% of the principal amount of the New Exchange Notes shall be equitized no later than April 30, 2025; and
▪12.5% of the principal amount of the New Exchange Notes shall be equitized upon completion of an equity offering that raises net proceeds of at least US$200 million.
The remaining 52.5% of the principal amount of the New Exchange Notes shall be exchanged no later than April 30, 2025, into new exchange with interest at a rate of 4.0% cash plus 6.0% PIK.
39.3Approval of the share capital increase limit
On February 4, 2025, the Board of Directors, approved the Company's capital increase, within the limit of the authorized capital provided for in Article 6 of the Company's Bylaws, through the private subscription of new preferred shares, in the amount of, at least, R$1,509,288 and, at most, R$6,132,393, with the issuance of at least 47,033,273 and a maximum of 191,101,066 preferred shares, all nominative and with no par value, at an issue price of R$32.0897878718 reais per preferred share, which was fixed without unjustified dilution for the current shareholders, based on negotiations between the Lessors/OEMs and the Company, independent and unrelated parties with different interests, taking into consideration, among other aspects, the criteria set out in items I and III of article 170, paragraph 1 of Law 6,404/1976 (“Capital Increase”).
Pre-emptive rights will be granted to holders of common and preferred shares issued by the Company, under the terms of article 171 of Law No. 6,404/1976, in accordance with the information provided in the Notice to Shareholders.
39.4Approval of the share capital increase limit subject to approval of the Bylaws
On February 20, 2025, the Board of Directors approved, subject to the approval of the change in the limit of the authorized capital at the Extraordinary General Meeting of February 25, 2025 (“EGM”), the Company's capital increase, within the limit of the authorized capital, under the new wording of article 6 of the Company's Bylaws submitted to the EGM, through the private subscription of new common shares and new preferred shares, to be issued in the current existing proportion, in the amount of, at least, R$72,000 and, at most, R$3,370,259, with the issuance of at least 1,200,000, and a maximum of 2,000,000 new common shares and 722,280 new preferred shares, all registered and with no par value, at an issue price of R$0.06 reais for the New Common Shares and R$4.50 reais for the New Preferred Shares.

Azul S.A.	Consolidated Financial Statements	F-77

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The differences between the issue price of the New Common Shares and the New Preferred Shares arise exclusively from the ratio of 1:75 corresponding to the economic benefit attributed by the Bylaws to the preferred shares. Thus, all the Company's shareholders will be subscribing for shares at the same economically equivalent price.
39.5Execution of a Supplemental Shareholders' Agreement
In April 2025, the Company informed its shareholders and the market in general that, in order to detail the exercise of their rights under the Company's current Shareholder Agreement, entered into on September 1, 2017 and amended on March 3, 2021, in accordance with the provisions of the Shareholder Support Agreement, entered into on January 28, 2025, the shareholders Trip Participações S.A., Trip Investimentos Ltda., Rio Novo Locações Ltda., José Mario Caprioli dos Santos and David Gary Neeleman, and the Company, as an intervening party, executed, on April 8, 2025, a Supplemental Shareholders' Agreement, governed by the laws of Brazil, under the terms and for the purposes of article 118 of Law no. 6. 404, December 15, 1976.
The Supplemental Agreement details the rules for the appointment and election of members of the Company's Board of Directors among the Shareholders in the context of the Existing Agreements, and establishes rules for the holding of prior meetings of the Board of Directors.
The execution of the Supplemental Agreement does not result in the annulment and/or replacement of the Existing Agreements, to which those who may not have participated in its execution will adhere in due course.
39.6Primary Public Offering of Preferred Shares
In April 2025, the Company in accordance with the Brazilian Securities Commission (Comissão de Valores Mobiliários or the “CVM”) informed its shareholders and the market in general that, regarding the public offering for the primary distribution of preferred shares, all registered, book-entry and with no par value, free and clear of any encumbrances, issued by the Company, carried out in the Brazil, with efforts to place the shares abroad, the Board of Directors of the Company, approved and ratified the effective increase of the Company’s capital stock, through the issuance of 464,089,849 new shares, at the price per share, in the total amount of R$1,661,441.
In addition, one warrants for each one share subscribed for in the Offering will be attributed as an additional benefit and delivered to the subscribers of the shares, totalizing 13,517,180, considering that 450,572,669 of the warrants were voluntarily cancelled.
The Shares and the Warrants will begin trading on B3 S.A. – Brasil, Bolsa, Balcão on April 25, 2025, and the physical and financial settlement of the Shares on April 28, 2025, and the warrants will be credited to the subscribers’ custody accounts on April 29, 2025.
The Offer is part of the Company's restructuring process and aims not only to obtain new financial resources, contributing to improve its future capital structure and to increase liquidity with the resources from the Offer, but also to enable the mandatory equitization of part of the 11.5% coupon notes, maturing in 2029, and 10.9% coupon notes, maturing in 2030, which are guaranteed by the Company, among other companies in the Company's group, as applicable, issued by Azul Secured Finance, and held by certain investors. As previously disclosed, the equitization will be implemented through the mandatory exchange of part of the principal amount of the Notes for Shares (including in the form of ADRs) issued through the Offer.

F-78	Consolidated Financial Statements	Azul S.A.