Form 20-F
period 2025-12-31
AZUL SA
filed 2026-04-03
CIK 1432364

As submitted to the Securities and Exchange Commission on April 2, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares without par value
American Depositary Shares (as evidenced by American Depositary Receipts), each representing 500,000 Common Shares
Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
2,128,965,121 Common Shares and 896,039,753 Preferred Shares (as of December 31, 2025)
(As of the date of this annual report the issuer’s outstanding share capital comprises 54,913,287,951,407 Common Shares)

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
Yes  ☒    No  ☐

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
•“Additional Investment Warrants” means the warrants (bônus de subscrição) to purchase common shares (or ADSs representing such common shares) issued by us to United and the Additional Investment Holders (as defined below) in connection with the Voluntary Reorganization. See “Item 10.B Additional Information—Memorandum and Articles of Association—Warrants.”
•“AerCap” means AerCap Ireland Limited, together with its applicable affiliates.
•“Aeroportos Brasil,” a private consortium that operates Viracopos airport jointly with INFRAERO.
•“Airbus” means Airbus S.A.S.
•“aircraft utilization” represents the average number of block hours operated per day per aircraft for our operating fleet, excluding spare aircraft and aircraft in maintenance.
•“ALAB” refers to the main operating subsidiary of the Company, namely Azul Linhas Aéreas Brasileiras S.A.
•“American” means American Airlines, Inc.
•“American Warrants” means the warrants (bônus de subscrição) to purchase common shares (or ADSs representing such common shares) issued by us to American in connection with the Voluntary Reorganization. See “Item 10.B Additional Information—Memorandum and Articles of Association—Warrants.”
•“ANBIMA” means the Brazilian Financial and Capital Markets Association (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais).
•“ANAC” refers to the Brazilian National Civil Aviation Agency (Agência Nacional de Aviação Civil).
•“ATR” means aircraft with turboprop propulsion manufactured by Avions de Transport Régional G.I.E.
•“audited consolidated financial statements” means our audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023.
•“ATS” means ATS Viagens e Turismo Ltda.

Azul S.A.	1

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
•“Azul Investments” means Azul Investments LLP.
•“Azul Secured Finance” means Azul Secured Finance LLP.
•“Azul Secured Finance II” means Azul Secured Finance II LLP.
•“Azul Viagens” means ATS Viagens e Turismo Ltda.
•“Bankruptcy Code” means title 11 of the United States Code, 11 U.S.C. §§ 101–1532.
•“Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of New York.
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
•“Brazilian Corporations Law” means Law No. 6,404/1976.
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
•“CBP” means United States Customs and Border Protection.
•“Chapter 11 Cases” means our Voluntary Reorganization proceedings jointly administered under the caption In re Azul S.A., et al., Case No. 25-11176.
•“Cirium” means a real-time provider of data for analyzing route dynamics, passenger demand and operational performance.
•“Claim” means any “claim,” as defined in section 101(5) of the Bankruptcy Code.
•“CMN” means the Brazilian National Monetary Council (Conselho Monetário Nacional).
•“common shares” means common shares of Azul S.A., without par value.
•“completion rate” means the percentage of completion of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).

2	Azul S.A.

•“Convertible Debentures” means the convertible debentures issued by the Company and guaranteed by the other Secured Debt Obligors issued pursuant to the Private Instrument of Indenture for the First Issuance of Debentures Convertible Into Preferred Shares Guaranteed by Shared Collateral with Additional Guarantee of Azul S.A. (Instrumento Particular de Escritura de Emissão de Debêntures Conversíveis em Ações Preferenciais, da Espécie com Garantia Real, com Garantia Fidejussória Adicional, da Primeira Emissão de Azul S.A.) dated October 26, 2020 (as amended from time to time). For the avoidance of doubt, the Convertible Debentures are no longer outstanding.
•“Convertible Debenture Claims” means any Claim in respect of the Convertible Debentures.
•“Conversion” means the conversion of all of our preferred shares into a single class of common shares, effective as of January 15, 2026, which was required to implement the transactions under our Voluntary Reorganization. See “Item 10.B Additional Information—Memorandum and Articles of Association—Conversion and First Reverse Share Split.”
•“COVID-19” means the novel coronavirus that surfaced in the city of Wuhan, China in December 2019.
•“CPPI” means the Council of the Brazilian Investment Partnership Program (Conselho do Programa de Parceria de Investimentos).
•“Creditors’ Entities” means (i) Azul 1L Creditors’ Entity Ltd., and (ii) Azul 2L Creditors’ Entity Ltd., each of which is an exempted company incorporated in the Cayman Islands and is a special purpose vehicle formed for the purposes of the Equitization of 1L/2L Claims.
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
•“DOT” means the United States Department of Transportation.
•“EASA” means the European Union Aviation Safety Agency.
•“Effective Date” means February 20, 2026, which is the date on which the Plan became effective and we emerged from the Chapter 11 Cases.
•“E-Jets” refer to narrow-body jets manufactured by Embraer S.A.
•“Embraer” means Embraer S.A.
•“ESG” means Environmental, Social and Governance practices.
•“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
•“Exit Notes” means our US$ 1.375 billion of 9.875% senior secured notes due 2031 issued on February 6, 2026.
•“Exit Notes Obligors” means the obligors under the Exit Notes, which comprise (i) Azul Secured Finance, (ii) the Company, (iii) ALAB, (iv) IntelAzul S.A., (v) ATS, (vi) Azul IP Cayman HoldCo Ltd., (vii) Azul IP Cayman Ltd., and (viii) Azul Conecta Ltda.
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

Azul S.A.	3

•“First Reverse Share Split” means the reverse share split of all of our common shares, effective as of February 18, 2026, which was required to implement the transactions under our Voluntary Reorganization. See “Item 10.B Additional Information—Memorandum and Articles of Association—Conversion and First Reverse Share Split.”
•“FNAC” means the National Civil Aviation Fund (Fundo Nacional de Aviação Civil).
•“focus-city” means a destination from which an airline operates several point-to-point routes. A focus-city may also function as a smaller scale hub.
•“founder” means David Gary Neeleman, or simply David Neeleman.
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
•“GUC Warrants” means the warrants (bônus de subscrição) to purchase common shares (or ADSs representing such common shares) issued by the Company to the GUC Trust in connection with the Voluntary Reorganization. See “Item 10.B Additional Information—Memorandum and Articles of Association—Warrants.”
•“Hainan” means Hainan Airlines Holding Co., Ltd.
•“IATA” means the International Air Transport Association.
•“IBGE” means the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística).
•“ICAO” means the International Civil Aviation Organization.
•“IFRS” means IFRS Accounting Standards, as issued by the International Accounting Standards Board.
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
•“load factor” means the percentage of aircraft seats actually occupied on a flight (RPKs divided by ASKs).

4	Azul S.A.

•“main competitors” refers to Gol and LATAM, our competitors in the Brazilian market that have a market share larger than ours and publicly disclose their results of operations from time to time. When used in the singular, the term “main competitor” refers to Gol, our only direct competitor for which stand-alone information is publicly available.
•“LATAM Pass” is LATAM’s loyalty program.
•“MIP” means the Company’s restricted share granting plan (plano de outorga de ações restritas da companhia) which was approved in an extraordinary general meeting of shareholders (assembleia geral extraordinária) held on February 12, 2026, which has a maximum limit of 7.0% of the Company’s share capital on a fully-diluted basis.
•“Net promoter score or NPS” means a customer loyalty metric that we use to measure how willing a customer is to recommend our service.
•“NYSE” means the New York Stock Exchange LLC.
•“NYSE American” means NYSE American, LLC.
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
•“Plan” means the Joint Chapter 11 Plan of Reorganization of Azul S.A. and its Debtor Affiliates filed within the Chapter 11 Cases.
•“PRASK” means passenger revenue divided by ASKs.
•“PRASK premium” refers to the positive difference between an airline’s PRASK and its main competitor’s PRASK over a given time period.
•“preferred shares” means the preferred shares of Azul S.A., without par value, that existed prior to the Conversion of the preferred shares into common shares, which was effective on January 15, 2026. See “Item 10.B Additional Information—Memorandum and Articles of Association—Conversion and First Reverse Share Split.”
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
•“Second Reverse Share Split” means the reverse share split of all of our common shares, which was approved at an extraordinary general meeting of shareholders (assembleia geral extraordinária) held on March 25, 2026, at a ratio of 150,000 pre-split common shares to form one post-split common share, which us currently expected to be effective as of April 20, 2026.

Azul S.A.	5

•“Secured Debt Obligors” means the obligors under the 1L Notes, the 2L Notes, the Convertible Debentures, which comprise (i) the Company, (ii) Azul Secured Finance, (iii) ALAB, (iv) IntelAzul S.A., (v) ATS, (vi) Azul IP Cayman HoldCo Ltd., (vii) Azul IP Cayman Ltd., (viii) Azul Investments, (ix) Azul Conecta Ltda., and (x) Azul Secured Finance II.
•“Securities Act” means the U.S. Securities Act of 1933, as amended.
•“Smiles” means Smiles, Gol’s loyalty program.
•“stage length” means the average number of kilometers flown per flight.
•“Strategic Investors” means American and United.
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
•“Voluntary Reorganization” means the reorganization proceedings under Chapter 11 of Title 11 of the United States Code voluntarily commenced by us and certain of our subsidiaries on May 28, 2025, and the related restructuring transactions implemented thereunder.
•“yield” represents the average amount one passenger pays to fly one kilometer.
•“Warrants” means the GUC Warrants, the Additional Investment Warrants and the American Warrants, collectively.
•“1L Notes” means the 11.930% senior secured first out notes due 2028 issued by Azul Secured Finance and guaranteed by the other Secured Debt Obligors issued pursuant an indenture dated as of January 28, 2025. For the avoidance of doubt, the 1L Notes are no longer outstanding.
•“1L Notes Claims” means any Claim in respect of the 1L Notes.
•“2L Notes” means, collectively, the 2029 Notes and the 2030 Notes.
•“2L Notes Claims” means any Claim in respect of the 2L Notes.

6	Azul S.A.

•“2029 Notes” means the 11.500% senior secured second out notes due 2029 issued by Azul Secured Finance and guaranteed by the other Secured Debt Obligors issued pursuant to an indenture dated as of January 28, 2025. For the avoidance of doubt, the 2029 Notes are no longer outstanding.
•“2030 Notes” means the 10.875% senior secured second out notes due 2030 issued by Azul Secured Finance and guaranteed by the other Secured Debt Obligors issued pursuant to an indenture dated as of January 28, 2025. For the avoidance of doubt, the 2030 Notes are no longer outstanding.
Summary of Risk Factors
An investment in our common shares or ADSs is subject to a number of risks, including risks relating to our business and the Brazilian civil aviation industry, risk relating to the Voluntary Reorganization, risks relating to Brazil and risks relating to our common shares, including in the form of ADSs. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.
Risks Relating to Our Business and the Brazilian Civil Aviation Industry
•Substantial fluctuations in fuel costs or fuel unavailability, primarily sourced from a single supplier, could have an adverse effect on us. Ongoing conflicts and heightened geopolitical tensions in various regions of the world (including conflicts between Russia and Ukraine, among the United States, Israel and Iran, and between the United States and Venezuela) have contributed to increases in fuel prices and heightened volatility in fuel prices.
•We have significant levels of indebtedness and other financial obligations and insufficient liquidity could materially adversely affect our financial condition and business.
•The affirmative and negative covenants in our financing agreements impose significant operating and financial restrictions on us, which limits our flexibility to respond to changing business and economic conditions, to complete certain transactions and to take advantage of business opportunities. Failure to comply with the terms of our debt and other obligations may result in the acceleration of debt and enforcement action being taken against collateral.
•We, as the airline industry as a whole, are particularly sensitive to changes in economic conditions, and prolonged negative economic conditions that would likely continue to adversely affect our business and limit our ability to secure financing on favorable terms.
•The airline industry is characterized by with high fixed costs and relatively elastic revenues, making it challenging to quickly reduce expenses (including debt service costs and obligations owed to lessors and OEMs) in response to revenue shortfalls, which may harm our ability to achieve our strategic goals.
•We are highly dependent on our three hubs at Viracopos airport, Confins airport and Recife airport for a large portion of our business and as such, a material disruption at any of our hubs could adversely affect us.
•We operate in a highly competitive industry, and actions by our competitors could adversely affect us.
•Delays or failures by original equipment manufacturers, lessors, suppliers, or maintenance providers to fulfill their obligations may adversely affect us.
•We are particularly reliant on Embraer, ATR and Airbus aircraft for our operations, and our business could be adversely if deliveries from these companies are affected, if aircraft from these companies become unavailable or if these aircraft are subject to significant maintenance events or if the public has a negative perception of these aircraft.
•We could be adversely affected by expenses or disruptions associated with planned or unplanned maintenance on our aircraft, as well as any inability to obtain spare parts in a timely manner.
•We rely significantly on automated systems, and any cyberattacks, breakdown, hacking, or changes in these systems may adversely affect us.

Azul S.A.	7

•Our business, reputation, and the trading price of our common shares, including in the form of ADSs, could be adversely affected by events beyond our control, including accidents or incidents involving our aircraft, adverse weather conditions, natural disasters, epidemics, terrorist attacks, war, or political and social instability.
•We depend on our senior management team, and the loss of any member of this team, including our Chairman and key executives, could adversely affect us.
Risks Relating to the Voluntary Reorganization
•The Voluntary Reorganization is based in large part upon assumptions and analyses developed by us, which may be incorrect.
•Our actual financial results may vary significantly from the financial projections relied upon in the Voluntary Reorganization.
•Our historical financial information may not be indicative of our future financial performance.
•We may be subject to claims that will not be discharged in the Voluntary Reorganization or that must be repaid in full under the Plan, which could have a material adverse effect on our financial condition and results of operations.
Risks Relating to Brazil
•The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy, which, combined with Brazil’s political and economic conditions, could adversely affect our operations and the price of our common shares, including in the form of ADSs.
•Economic, health, political, and environmental crises, or any other kind of crisis that could impact the Brazilian economy, may affect the purchasing power of the Brazilian population, which may result in a decrease in demand for air travel and, consequently, affect our business.
•Developments and the perceptions of risks in other countries, including in other emerging markets, the United States, and Europe, as well as developments relating to the Russia-Ukraine conflict, the conflict between Israel and militant groups in the Middle East (including Hamas), rising tensions between the United States and Venezuela, between the United States and Cuba, and the conflict among the United States, Israel and Iran, may adversely affect the Brazilian economy and the price of Brazilian securities, including the trading price of our common shares, including those in the form of ADSs.
•We cannot predict which policies the President of Brazil may adopt or change during his remainder of his mandate, or the effect that any such policies may have on our business and on the Brazilian economy, and political uncertainty may increase as we approach the next presidential elections in October 2026.
•Exchange rate instability may have adverse effects on the Brazilian economy, our business, and the trading price of our common shares, including in the form of ADSs.
•Inflation and the Brazilian government’s measures to curb inflation have historically adversely affected the Brazilian economy and Brazilian capital markets. If inflation remains high in the future, it could adversely affect us and the trading price of our common shares, including in the form of ADSs.
Risks Relating to Our Common Shares, Including in the Form of ADSs
•Trading of our ADSs and common shares in the securities markets is limited and could experience further illiquidity and price volatility; the delisting of our ADS from NYSE may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted on NYSE American or the NYSE, or will be listed on any other internationally recognized stock exchange, or that if they are ever relisted, they will remain listed.
•An active and liquid trading market for our common shares, including in the form of ADSs, may not be maintained, which could adversely affect the price our common shares, including in the form of ADSs.
•The sale of a significant number of our common shares, including in the form of ADSs, may negatively affect the trading price of our common shares, including in the form of ADSs.

8	Azul S.A.

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
Presentation of Financial and Other Information
Our audited consolidated financial statements, as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 are included in this annual report. Our financial statements were prepared in accordance with the IFRS Accounting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.
The financial information presented in this annual report should be read in conjunction with our financial statements, the related notes included elsewhere in this annual report and the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects.”
Convenience Translations
This annual report contains conversions of certain Brazilian real amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Brazilian real amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate or any other exchange rate as of that or any other date. Unless we indicate otherwise, the U.S. dollar equivalent for information in Brazilian reais is based on the commercial selling rate published by the Central Bank on December 31, 2025, which was R$5.5024 per US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Brazilian reais.
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

Azul S.A.	9

Outstanding Common Shares
On March 25, 2026, an extraordinary general meeting of shareholders (assembleia geral extraordinária) approved a reverse share split of the Company’s common shares, at a ratio of 150,000 pre-split common shares to form one post-split common share (which we refer to herein as the Second Reverse Share Split). Unless otherwise stated, references in this annual report to numbers or percentages of our outstanding common shares do not reflect the impact of the Second Reverse Share Split.
Unless otherwise stated, references in this annual report to numbers or percentages of our outstanding common shares do not take into account any common shares that could be issued pursuant to the exercise of any Warrants, any grants under the MIP or the exercise of any other previously-granted share options.
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
Operating Data

	As of and For the Years Ended December 31,
	2025(1)	2025	2024	2023

Operating Statistics (unaudited)
Operating passenger aircraft at end of period	176	176	181	183
Contractual passenger aircraft at end of period	227	227	185	189
Cities served at end of period	144	144	152	162
Average daily aircraft utilization (hours)	11.8	11.8	11.5	10.0
Stage length (km)	1,288	1,288	1,182	1,159
Number of departures	310,713	310,713	322,082	316,896
Block hours	575,448	575,448	567,774	550,843
Passenger flight segments	31,913,872	31,913,872	30,870,989	29,277,728
Revenue passenger kilometers (RPKs) (million)	US$7,694	R$42,336	R$37,778	R$35,399
Available seat kilometers (ASKs) (millions)	50,908	50,908	46,292	44,006
Load Factor (%)	83.2%	83.2%	81.6%	80.4%
Passenger revenue (in thousands)	US$3,634,364	R$19,997,726	R$18,123,135	R$17,227,728
Passenger revenue adjusted (in thousands)(2)	US$3,676,760	R$20,231,002	R$18,123,135	R$17,362,896
PRASK adjusted (cents)(2)	US$7.22	R$39.74	R$39.15	R$39.46
RASK adjusted (cents)(2)	US$7.81	R$42.97	R$42.18	R$42.48
Yield per ASK adjusted (cents)(2)	US$8.68	R$47.79	R$47.97	R$49.05
Trip cost adjusted(3)	US$10,664.34	R$58,679.49	R$49,734.28	R$49,841.79
End-of-period FTEs per aircraft	84	84	85	83
CASK adjusted (cents)(3)	US$6.51	R$35.81	R$34.60	R$35.89
CASK ex-fuel adjusted (cents)(3)	US$4.47	R$24.60	R$22.54	R$22.51
Fuel liters consumed (thousands)	1,428	1,428	1,325	1,291
Average fuel cost per liter	US$0.73	R$4.00	R$4.21	R$4.56

(1)
For convenience purposes only, the amounts in reais as of December 31, 2025 have been translated to U.S. dollars using the rate of R$5.5024, which corresponds to the commercial selling rate for US$1.00 as of December 31, 2025, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

(2)	Passenger revenue adjusted, PRASK adjusted, RASK adjusted and Yield per ASK adjusted for non-recurring items.
(3)	Trip cost adjusted, CASK adjusted and CASK excluding all fuel costs adjusted for non-recurring items and impairment.

10	Azul S.A.

FORWARD-LOOKING STATEMENTS

This annual report includes estimates and forward-looking statements principally under the captions “Item 3. Key Information” and “Item 5. Operating and Financial Review and Prospects.”
These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our common shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us.
These statements appear throughout this annual report and include statements regarding our intent, belief or current expectations in connection with:
•our recent emergence from the Voluntary Reorganization and the transactions entered into in connection with this;
•inflation, appreciation, depreciation and devaluation of the Brazilian real, as well as interest rates and exchange rates in Brazil and the other markets in which we operate, which have been particularly volatile as a result of, among other factors, monetary stimulus in response to the COVID-19 pandemic, supply chain disruptions, natural disasters (such as the significant floods experienced in the state of Rio Grande do Sul in April and May 2024) and geopolitical tensions (such as tensions as a result of the Russia-Ukraine conflict, rising tensions between the United States and Venezuela, the United States and Cuba, and among the United States, Israel and Iran);
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
•increases in maintenance costs, fuel costs and insurance premiums, especially in light of the Russia-Ukraine conflict, rising tensions between the United States and Venezuela, the United States and Cuba, and the escalation of conflicts in the Middle East, including among the United States, Israel and Iran;

Azul S.A.	11

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

12	Azul S.A.

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
Risks Relating to the Voluntary Reorganization
The Voluntary Reorganization is based in large part upon assumptions and analyses developed by us, which may be incorrect.
The Voluntary Reorganization affected our capital structure and the ownership, structure and operation of the business. See “Item 4. Information on the Company—Business Overview—Voluntary Reorganization.” The outcome of the Voluntary Reorganization reflects assumptions and analyses based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we considered appropriate under the circumstances. Whether actual future results and developments will be consistent with our expectations and assumptions depends on a number of factors, including but not limited to: (i) the factors described throughout these risk factors, (ii) our ability to obtain adequate liquidity and access financing sources, (iii) our ability to maintain customers’ confidence in the viability of our business, (iv) our ability to retain key employees and (v) the overall strength and stability of general macroeconomic conditions, including factors that impact fuel prices such as geopolitical tensions and conflicts, as described in these risk factors.
Our actual financial results may vary significantly from the financial projections relied upon in the Voluntary Reorganization.

Azul S.A.	13

The Voluntary Reorganization relied upon financial projections that are necessarily speculative, and it is possible that one or more of the assumptions and estimates that are the basis of these financial forecasts will not result as expected. In our case, the forecasts may be even more speculative than normal because of the many uncertainties we face relating to, among others, macroeconomic conditions. Accordingly, our actual financial condition and results of operations could differ, perhaps materially, from what we have anticipated. Such financial projections were not audited or reviewed by our independent auditors and should not be relied upon. Consequently, the results or developments contemplated by the Voluntary Reorganization may not occur or, even if they do occur, they may not have the anticipated effects on us or our business or operations. The failure of any such results or developments to materialize as anticipated could materially and adversely affect us.
Our historical financial information may not be indicative of our future financial performance.
Our capital structure was significantly altered under the Voluntary Reorganization, with existing shareholders being substantially diluted, and certain of our then-current creditors acquiring significant share ownership. See “Item 4. Information on the Company—Business Overview—Voluntary Reorganization.” We expect that our financial condition and results of operations following our emergence from the Chapter 11 Cases will not be comparable to the financial condition and results of operations reflected in our historical financial statements.
In connection with our emergence from Chapter 11 Cases, it is also possible that additional restructuring and related charges may be identified and recorded in future periods. Any such charges could be material to our financial condition, results of operations, liquidity and cash flows and could have a material impact on our results of operations.
“Fresh-start” accounting was not applied upon emergence from the Chapter 11 Cases and the Voluntary Reorganization because we report under IFRS, which may limit comparability and may cause our post-emergence financial statements to differ from what investors may expect for a reorganized company.
Following our emergence from the Chapter 11 Cases and the consummation of the Voluntary Reorganization, our financial statements have been prepared in accordance with IFRS as issued by the IASB. IFRS does not provide for, and generally does not permit, “fresh-start” accounting of the type applied by certain companies reporting under U.S. GAAP in connection with an emergence from bankruptcy (which can involve remeasuring assets and liabilities to reorganization value and resetting opening equity balances). As a result, we have not “reset” our balance sheet to the reorganization value implied by the Plan or otherwise presented our post-emergence financial statements on a fresh-start basis.
Accordingly, our post-emergence financial statements may not be comparable to (i) the financial statements of other companies that emerged from bankruptcy and applied fresh-start accounting under U.S. GAAP or (ii) financial information that may be presented by other reorganized companies on a “successor” basis. This could make period-to-period comparisons (including comparisons to peers) less meaningful for investors and could affect how investors evaluate our financial condition and results of operations following emergence.
We may not be able to achieve our stated goals.
Following the Voluntary Reorganization, we will continue to face a number of risks, including challenging macroeconomic conditions, geopolitical circumstances or otherwise. Accordingly, the Voluntary Reorganization may not achieve our stated goals and may not permit us to effectively implement our strategy. Furthermore, even though our levels of indebtedness have been reduced through the Voluntary Reorganization, we may need to raise additional funds through public or private debt or equity financing or other various means to fund the group’s business after the completion of the Chapter 11 Cases. Our access to additional financing for the foreseeable future will likely continue to be limited, if it is available at all. Therefore, adequate funds may not be available when needed or may not be available on favorable terms
We may be subject to claims that will not be discharged in the Voluntary Reorganization or that must be repaid in full under the Plan, which could have a material adverse effect on our financial condition and results of operations.

14	Azul S.A.

The Bankruptcy Code provides that the confirmation of a Chapter 11 plan of reorganization discharges a debtor from substantially all debts arising prior to confirmation. With few exceptions, all claims that arose prior to confirmation of the Plan: (i) would be subject to compromise and/or treatment under the Plan and (ii) would be discharged in accordance with the Bankruptcy Code and the terms of the Plan. Any claims not ultimately discharged through the Voluntary Reorganization or that are not impaired could be asserted against us and may have an adverse effect on our business and financial condition and results of operations on a post-reorganization basis.
The Voluntary Reorganization may adversely affect our ability to maintain important relationships with creditors, customers, suppliers, employees, financing sources and other personnel and counterparties, which could materially and adversely affect us.
The Voluntary Reorganization may adversely affect our commercial relationships and our ability to negotiate favorable terms with important stakeholders and counterparties, including potential sources of financing. Further, public perception of our continued viability may also adversely affect our relationships with customers and their loyalty to us. Strains in any of these relationships could materially and adversely affect us. In particular, critical suppliers, credit and debit card processors and acquirers, banks, export credit agencies, providers of letters of credit, surety bonds or similar instruments, vendors, lessors and customers may determine not to do business with us due to the Voluntary Reorganization.
The Voluntary Reorganization has consumed a substantial portion of the time and attention of our management, which may have an adverse effect on our business and results of operations, and we may face increased levels of employee attrition.
Our management has spent a significant amount of time and effort focusing on the Voluntary Reorganization. This diversion of attention may have a material adverse effect on the conduct of our business, and, as a result, on our financial condition and results of operations. During the Voluntary Reorganization, our employees faced considerable distraction and uncertainty and we have experienced, and may continue to experience, increased levels of employee attrition. A loss of key personnel or material erosion of employee morale could have a materially adverse effect on our ability to meet customer expectations, thereby adversely affecting our business and results of operations. The failure to retain or attract members of our management team and other key personnel could impair our ability to execute our strategy and implement operational initiatives, thereby having a material adverse effect on our financial condition and results of operations. Likewise, we could experience losses of suppliers and other business partners, who may be concerned about our ongoing long-term viability.
Upon emergence from bankruptcy and the adoption of new governance arrangements, including the creation of the Strategy Committee, our corporate governance structure and decision-making processes changed significantly, which may affect our future strategy and operations.
Upon our emergence from bankruptcy, our corporate governance structure and decision-making processes changed significantly. As part of the governance arrangements adopted in connection with the Voluntary Reorganization, our bylaws established an autonomous and independent statutory Strategy Committee with defined authority over key strategic matters (the “Strategy Committee”).
Our new governance structure introduces a different allocation of authority among our shareholders, board of directors, and the Strategy Committee. While there has been an orderly transition process as we integrate newly appointed directors and Strategy Committee members, these governance changes may result in shifts in perspectives on strategic priorities, capital allocation, growth initiatives, risk tolerance, and other matters that are critical to our business. In particular, the Strategy Committee has exclusive authority to approve, among other matters, our annual operating and capital budgets, business plans, certain indebtedness and capital expenditures, aircraft acquisitions and leases above specified thresholds, strategic partnerships, and other significant transactions, and plays a central role in the nomination of directors and executive officers.

Azul S.A.	15

As a result of these changes, decisions affecting our strategy and operations may be made through processes and by bodies that differ materially from those in place prior to our emergence from bankruptcy. Our future strategy, policies, and plans may therefore differ materially from those pursued in the past, and there can be no assurance that the decisions made under this new governance framework will be successful or aligned with the expectations of all stakeholders. See “Item 6.A. Directors and Senior Management—Strategy Committee.”
Risks Relating to Brazil
The Brazilian government has exercised, and continues to exercise significant influence over the national economy, which, combined with Brazil’s political and economic conditions, could adversely affect our operations and the price of our common shares, including in the form of ADSs.
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
•intervention by the Brazilian government in the modification of or rescission, of existing concessions;
•Brazilian government control over, or influence on, certain oil producing and refining companies; and
•other political, social and economic developments in or affecting Brazil.

16	Azul S.A.

From 2014 to 2016, Brazil experienced a recession, and from 2017 to 2019, its economy grew slowly. Brazil’s Gross Domestic Product (“GDP”) grew by 1.1% in 2019, but as a result of the COVID-19 pandemic and its economic impact, it declined by 4.1% in 2020, and then rebounded with a 4.6% in 2021, surpassing the losses caused by the effects of the COVID-19 pandemic in 2020. GDP grew by 3.2% in 2023, 3.4% in 2024 and 2.5% in 2025, according to IBGE. The trade war initiated by the United States in the beginning of 2025 against great part of the world, including Brazil, together with heightened geopolitical tensions involving the United States and Venezuela in early 2026, has created uncertainty, which might lead to a contraction in the global economy and affect negatively Brazil’s GDP for the next few years. We cannot predict the impacts of this trade war in the global economy and in Brazil, but an eventual recession can negatively affect the Company.
Furthermore, the Brazilian government is under increasing pressures from the population to implement economic reforms. We cannot predict what measures the Brazilian government will take in response to growing macroeconomic pressures or otherwise.
Developments in Brazil’s political landscape may also impact us. Uncertainty regarding political developments and over whether the current government of President Luis Inácio Lula da Silva, or future Brazilian governments, will implement changes in policy or regulatory that might affect these or other factors in the future, military conflicts, the current turmoil in the global banking industry, other internal or external factors sustaining persistent inflation, among other factors – could affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our common shares, including in the form of ADSs. Recent economic and political instability in Brazil has negatively impacted public perception of the Brazilian economy, contributing to increased volatility in the Brazilian securities markets, which may also adversely affect us and the trading price of our common shares, including in the form of ADSs. We cannot predict what future policies will be adopted by current or future Brazilian governments, or whether these policies will have adverse consequences for the Brazilian economy or adversely affect us. See “—Economic uncertainty and political instability in Brazil may adversely affect us and the trading price of our common shares, including in the form of ADSs.”
Economic, health, political, and environmental crises, or any other kind of crisis that could impact the Brazilian economy, may affect the purchasing power of the Brazilian population, which may result in a decrease in demand for air travel and, consequently, affect our business.
Economic, health, political, and environmental crises, or any other type of crisis that could impact the Brazilian economy, may affect the purchasing power of the Brazilian population, which may result in a decrease in sales of our products and services. Between 2014 and 2016, for example, when Brazil faced one of the worst recessions in its history, the country's GDP declined by 3.5% in 2015 and 3.3% in 2016. However, for the year ended December 31, 2025, due to the sustainable competitive advantages of our business model, Azul achieved a record operating revenue of R$21.6 billion, representing an increase of 10.8% compared to the year ended December 31, 2024. This clearly demonstrates the strength of our business model.
Economic uncertainty and political instability in Brazil may adversely affect us and the trading price of our common shares, including in the form of ADSs.
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

Azul S.A.	17

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
Moreover, the policies President Luiz Inácio Lula da Silva may adopt or alter may have material adverse effects on the macroeconomic environment in Brazil, as well as on businesses operating in Brazil, including ours. See “—We cannot predict which policies the President of Brazil may adopt or change during the remainder of his mandate, or the effect that any such policies may have on our business and on the Brazilian economy, and political uncertainty may increase as we approach the next presidential elections in October 2026.”
Any of the above factors may create additional political uncertainty, which could have a material adverse effect on the Brazilian economy and, consequently, on us and the trading price of our common shares, including in the form of ADSs.
We cannot predict which policies the President of Brazil may adopt or change during the remainder of his mandate, or the effect that any such policies may have on our business and on the Brazilian economy, and political uncertainty may increase as we approach the next presidential elections in October 2026.
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

18	Azul S.A.

Brazil will hold its next presidential election in October 2026, an event that has historically been associated with heightened political and economic uncertainty. Electoral periods in Brazil often lead to increased volatility in financial markets, shifts in economic policy and changes in regulatory priorities, which may adversely affect macroeconomic conditions and investor confidence. Any resulting instability could negatively impact consumer spending, credit availability and overall business activity in the country and, as a result, may affect our financial condition, results of operations and the trading price of our common shares, including in the form of ADSs.
In addition, any new policies or changes to current policies, as well as any specific legislation applicable to our business under the administration beginning on January 1, 2027, may have a material adverse effect on us or on the trading price of our common shares, including in the form of ADRs.
Exchange rate instability may have adverse effects on the Brazilian economy, our business, and the trading price of our common shares, including in the form of ADSs.
The Brazilian currency has historically been volatile, experiencing frequent devaluations over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (with adjustments ranging from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. While the long-term depreciation of the real is generally linked to Brazil’s inflation rate, short-term depreciation has led to significant fluctuations in the exchange rate between the real, the U.S. dollar, and other currencies. In 2021, the real depreciated against the U.S. dollar and, as of December 31, 2021, the U.S. dollar selling rate reported by the Central Bank was R$5.58 per US$1.00. In 2022, the real appreciated against the U.S. dollar and, as of December 31, 2022, the U.S. dollar selling rate reported by the Central Bank was R$5.22 per US$1.00. In 2023, the real further appreciated against the U.S. dollar and, as of December 31, 2023, the U.S. dollar selling rate reported by the Central Bank was R$4.84 per US$1.00. In 2024, the real depreciated against the U.S., as of December 31, 2024, the U.S. dollar selling rate reported by the Central Bank was R$6.19 per US$1.00, and as of December 31, 2025, the U.S. dollar selling rate reported by the Central Bank was R$5.50 per US$1.00. There can be no assurance as to whether the real will appreciate or depreciate against the U.S. dollar or other currencies in the future.
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

Azul S.A.	19

Most of our revenues are linked to the Brazilian real, and a significant portion of our operations – including fuel costs, certain aircraft lease agreements, flight-hour maintenance contracts, and aircraft insurance – are denominated in or linked to foreign currencies. In addition, we have, and may incur, substantial amounts of U.S. dollar-denominated lease or financial obligations, fuel costs linked to the U.S. dollar, and U.S. dollar-denominated indebtedness, or similar exposures to other foreign currencies. As of December 31, 2025, 2024 and 2023, 45.5%, 43.6% and 45.5% of our operating expenses, respectively, were denominated in or linked to, foreign currencies. These operating expenses are therefore subject to fluctuations in exchange rates and may result in us incurring substantial additional expenses as the Brazilian real depreciates, which may adversely affect us. Historically, we have been able to increase our fares and revenues to offset the impact from U.S. dollar appreciation on our expenses, but there is no assurance that we will continue to be able to do so.
Furthermore, largely due to the Russia-Ukraine conflict, Brent oil prices sharply increased from around US$75 per barrel at the end of 2021 to US$128 per barrel on March 8, 2022. As of December 31, 2025, 2024 and 2023, the Brent oil prices were US$60.85 per barrel, US$73.98 per barrel and US$77.04 per barrel, respectively. There was significant volatility in Brent oil prices during 2022 and, to a lesser extent in 2023 and 2024, with heightened volatility in 2025. There is no certainty that Brent oil prices will not rise in the future. In 2025, our U.S. dollar denominated operating expenses increased by 1.9 percentage points, compared to 2024, mainly due the need to hire aircraft under the ACMI agreement.
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
Inflation and the Brazilian government’s measures to curb inflation have historically adversely affected the Brazilian economy and Brazilian capital markets. If inflation remains high in the future, it could adversely affect us and the trading price of our common shares, including in the form of ADSs.
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
According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, Brazil’s inflation rates were 4.3%, 4.8% and 4.6% for the years 2025, 2024 and 2023, respectively. There is a risk that Brazil may experience high levels of inflation again in the future. Such inflationary pressures could prompt the Brazilian government to intervene in the economy, potentially introducing policies that may adversely affect us and the trading price of our common shares, including in the form of ADSs. In the past, the Brazilian government’s interventions included maintaining restrictive monetary policies with high interest rates that restricted access to credit, reduced economic growth, and led to volatility in interest rates.

20	Azul S.A.

For example, the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil), or COPOM, has frequently adjusted interest rates during periods of economic uncertainty to meet the targets of Brazil’s economy policy. The SELIC (Sistema Especial de Liquidação e Custódia), the Central Bank’s overnight rate, as established by the COPOM, increased from 10.00% at the beginning of 2014 to 14.25% in 2016. It was then reduced in subsequent years, bringing the SELIC rate down to 7.00% as of December 31, 2017, 6.50% as of December 31, 2018, 4.50% as of December 31, 2019 and 2.00% as of December 31, 2020. Starting in March 2021, inflationary pressures began to rise due to global supply chain disruptions, higher commodity prices, and domestic factors. To address these pressures and anchor inflation expectations, COPOM progressively raised the SELIC rate, which reached 9.25% by December 31, 2021. As of December 31, 2025, 2024, 2023 and 2022, the SELIC rate was 15.0%, 12.25%, 11.75% and 12.37% respectively.
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
Developments and the perceptions of risks in other countries, including in other emerging markets, the United States, and Europe, as well as developments relating to the Russia-Ukraine conflict, the conflict between Israel and militant groups in the Middle East (including Hamas), rising tensions between the United States and Venezuela, between the United States and Cuba, and the conflict among the United States, Israel and Iran, may adversely affect the Brazilian economy and the price of Brazilian securities, including the trading price of our common shares, including those in the form of ADSs.
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

Azul S.A.	21

In addition, the recent global tensions arising from the conflict between Israel and militant groups in the Middle East (including Hamas, Hezbollah and Houthis), as well as the conflict among the United States, Israel and Iran, have disrupted, and may continue to disrupt, the broader regional or global economic environment. In late February 2026, the United States and Israel launched significant military operations against Iran, and Iran responded with retaliatory missile and drone attacks on Israel, U.S. military assets and Gulf states, including the United Arab Emirates, Saudi Arabia, Qatar, Kuwait and Bahrain. This conflict has caused significant casualties in the region, disrupted commercial air travel, damaged critical infrastructure, effectively suspended shipping through the Strait of Hormuz and led to severe volatility in global oil and natural gas markets. The duration and ultimate scope of this conflict remain highly uncertain. A prolonged or expanding conflict could result in sustained disruptions to regional and global economic conditions, continued volatility in energy markets and further deterioration of commercial and financial activity across the Middle East and globally. While we do not operate in the Middle East, the effects on our business, as well as the duration and severity of these effects on the global economy (including global supply chain disruptions, inflation, rising interest rates, and the imposition of sanctions) are inherently unpredictable.
Political risks persist, primarily from the ongoing war in Ukraine, the conflict among Israel and militant groups in the Middle East, medium-term relationship between the United States and China, uncertainty over government instabilities in Europe, and other regional geopolitical risks, as well as trends such as increasing economic protectionism, onshoring and nearshoring. Additionally, with Donald J. Trump assuming the U.S. presidency again in 2025, shifts occurred in U.S. economic, trade and fiscal policies and foreign relations which further influenced global and regional economies and market dynamics.
Since the first quarter of 2025, the U.S. government has announced and implemented additional tariffs on a broad range of imports, from numerous countries, including Brazil, and expanded the use of trade remedies and enhanced customs enforcement. Other jurisdictions have responded with reciprocal tariffs and trade restrictions, and additional measures may be imposed in the future. These developments and additional changes in U.S. or international trade policies, including evolving export controls, sanctions and other trade-related policies, along with continued uncertainty surrounding such policies, could lead to further weakened business conditions for the airline industry, which may adversely impact our operations through increased supply chain challenges, commodity price volatility and a decline in discretionary spending and consumer confidence, among others. Any of the foregoing could harm our business, results of operations and financial condition, and we cannot anticipate all of the ways in which such conditions could adversely affect our business, results of operations and financial condition.
Concerns about the potential for armed conflict are relevant to the evolving security situation in and around Venezuela and across Latin America. During the past months, the United States has increased political and military pressure on the leadership of that country, including by stationing naval resources on its maritime borders and publicly declaring that the airspace above Venezuela should be considered closed. On January 3, 2026, the United States conducted a joint U.S. Justice Department and military operation to apprehend and arrest Nicolás Maduro and his wife and bring them to trial in New York, which included airstrikes against certain targets in Venezuela, and President Donald Trump has indicated that the U.S. will oversee a transition of the Venezuelan government. It is difficult to predict the development of the security, political and economic situation in Venezuela and the region, and further developments, including the escalation of military conflict and the potential for civil and social unrest, could adversely impact our business.
The materialization of these risks may affect global economic growth, increase volatility in the Brazilian economy and reduce investor interest in assets from Brazil and other countries in which we do business. Any of the foregoing factors may materially adversely affect the trading price of our common shares, including in the form of ADSs, making it more difficult for us to access capital markets and, as a result, to finance our operations in the future. While it is difficult to predict how these global events will unfold, their potential impact on Brazilian capital markets and our business operations remains a significant risk.

22	Azul S.A.

Any further downgrading of Brazil’s credit rating could adversely affect the trading price of our common shares, including in the form of ADSs.
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
Any future downgrades of Brazil’s sovereign credit ratings could increase investor perceptions of risk, which may adversely affect the trading price of our common shares, including in the form of ADSs.
Variations in interest rates may have adverse effects on us.
We are exposed to the risk of interest rate variations, primarily in relation to (i) the Secured Overnight Financing Rate, or SOFR, and (ii) the Interbank Deposit Rate, or CDI Rate. For the years ended December 31, 2025, 2024 and 2023, (i) the annual average SOFR index was 4.24%, 4.99% and 5.01%, respectively, and (ii) the average CDI Rate index was 14.32%, 10.08% and 13.04%, respectively.
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
Significant increases in consumption, inflation or other macroeconomic pressures could lead to further increases in interest rates. For example, stock prices on the B3 S.A. – Brasil, Bolsa, Balcão, or the B3, are highly sensitive to variations in U.S. interest rates and by the performance of major U.S. national securities exchanges. An increase in interest rates in other countries, especially the United States, could reduce overall liquidity and investor interest in Brazilian capital markets.
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

Azul S.A.	23

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
The lack or insufficient investments in the maintenance of our main hub in Campinas may affect its activities and the operation of the airport, which would affect us negatively. In 2018, Aeroportos Brasil, which holds the concession for operating Viracopos airport from ANAC, filed for bankruptcy protection due to its failure to meet contractual obligations related to the construction of a new terminal. On February 14, 2020 creditors approved Aeroportos Brasil’s debt restructuring plan, which involves returning the concession for Viracopos airport to ANAC to initiate a re-bidding process for a new operator. On February 18, 2020, the court overseeing the debt restructuring approved the judicial recovery plan. On March 19, 2020, Aeroportos Brasil filed an application with ANAC for the rebidding of Viracopos airport, in accordance with the judicial recovery plan. On July 17, 2020, Brazil’s federal government enacted Decree No. 10.427/2020, authorizing the rebidding process for Viracopos airport. On June 14, 2022 CPPI Resolution 232 extended the deadline for completing the licensing process for Viracopos airport to July 16, 2024 and for the auction. On July 12, 2022 the CCPI Resolution 243 revoked the second article of the previous CPPI resolution, nonetheless, the deadline for completing the licensing process for Viracopos airport remained unchanged.
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

24	Azul S.A.

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
Since the LGPD sanctions took effect, non-compliance by us or by any of our subsidiaries may result in judicial actions initiated by data subjects, as provided for in the LGPD, or judicial or extrajudicial actions by consumer protection authorities. In addition, we and our subsidiaries could face sanctions, in an isolated or cumulative manner, or may, separately or cumulatively, be subject to (i) warnings with deadlines for the adoption of corrective measures, (ii) obligations to disclose incidents, (iii) partial suspension of database operations for up to six months, renewable for an equal period, until compliance is achieve (in cases of recurrence); (iv) partial suspension of data processing activities for up to six months, renewable for an equal period, until compliance is achieved (in cases of recurrence); (v) temporary blocking or deletion of personal data; (vi) partial or total prohibition of data processing activities; and (vii) a fine of up to 2% of our revenue in Brazil for the previous fiscal year, excluding taxes, capped at R$50,000,000 per infraction. We may also be held liable for material, moral, individual or collective damages resulting from our non-compliance with the obligations established by the LGPD.
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
Historically, international and local fuel prices have experienced significant fluctuations driven by geopolitical issues and supply-demand dynamics. Fuel expenses represent a significant portion of our total operating expenses, accounting for 33.0% for the year ended December 31, 2025, 34.6% for the year ended December 31, 2024 and 34.9% for the year ended December 31, 2023. Fuel availability is also subject to market conditions, including periods of surplus and shortage, influenced by demand for heating oil and gasoline. Geopolitical events, such as prolonged instability in the Middle East or disruptions in production by major oil producers, could lead to substantial price increases and/or make it challenging to secure adequate fuel supplies, which may adversely affect us. Natural disasters or other unexpected large-scale disruptions in regions that normally consume significant amounts of alternative energy sources could have comparable effects.

Azul S.A.	25

As Russia is one of the world’s largest oil exporters, global developments stemming from Russia’s invasion of Ukraine in February 2022 and the resulting export restrictions, have caused aircraft fuel shortages, particularly due to targeted sanctions and export control measures imposed by the United States and other governments. Furthermore, ongoing conflicts between Israel and militant groups in the Middle East (including Hamas), together with heightened geopolitical tensions involving the United States and Venezuela in the beginning of 2026, as well as conflicts among the United States, Israel and Iran in early 2026 have contributed to increased volatility in oil prices. This volatility has been, and could continue to be, exacerbated by disruptions to key maritime trade routes in the region. For example, since late February 2026, shipping through the Strait of Hormuz has been effectively suspended, and led to supply shortages and severe volatility in global oil and natural gas markets. The duration and ultimate scope of these conflicts and their impact on oil prices remains highly uncertain. There is no guarantee that oil supply shortages and disruptions will not become more severe. The continued impact of sanctions, export control measures, trade disruptions, and potential retaliatory measures by governments also remains uncertain. Shortages in the availability, or an increase in demand, of crude oil and its derivatives and aircraft fuel in particular, have led – and could continue to lead – to higher fuel prices.
We cannot predict the price and future availability of fuel with any degree of certainty, and significant increases in fuel prices could harm our business.
Our fuel purchases are sourced from distributors in Brazil. In 2025, from the majority of our fuel – approximately 61% - was supplied by Raízen Combustíveis Ltda, with additional fuel provided by Air BP Brasil Ltda, Vibra Energia and others. Fuel supply contracts can be terminated for many reasons, including non-compliance with some contractual obligations, non-payment of invoices, or the occurrence of judicial or extrajudicial liquidation. Distributors may also face challenges in guaranteeing supply, such as difficulties with fuel importation or distribution. If we were unable to obtain fuel on similar terms from alternative suppliers, our business could be adversely affected.
We have significant levels of indebtedness and other financial obligations and insufficient liquidity could materially adversely affect our financial condition and business.
We have a significant amount of indebtedness and other financial obligations, including aircraft lease agreements, debt financings, and other material cash obligations. See “Item 5. Operations and Financial Review and Prospects—Loans and Financings” for further information on our loans and financings. In addition, we have substantial capital expenditure commitments, including obligations related to future aircraft financings. Historically, our operating cash flows and available capital were generally sufficient to meet our financial obligations and commitments. However, extraordinary market conditions and other factors affecting the airline industry adversely affected our liquidity, capital structure including the impacts of the COVID-19 Pandemic, significant changes in foreign exchange rates, global inflation, OEM disruptions, the effects of customer litigation, and the temporary closure of Porto Alegre airport, one of our strategic airports, due to severe flooding. These and other factors ultimately led us to implement the Voluntary Reorganization described further under “Item 4.B. Business Overview—Voluntary Reorganization.” Following our emergence from the Chapter 11 Cases and the completion of transactions negotiated in connection with our Voluntary Reorganization to address our capital structure and liquidity needs, our liquidity remains subject to, and may continue to be adversely affected by, the risks outlined in this annual report. See “—We, as the airline industry as a whole, are particularly sensitive to changes in economic conditions, and prolonged negative economic conditions that would likely continue to adversely affect our business and limit our ability to secure financing on favorable terms”.
If our liquidity is significantly reduced and we are unable to raise funding as and when required, we may not be able to meet our lease and debt obligations or comply with the operating and financial covenants under our financing and other agreements. See “—The affirmative and negative covenants in our financing agreements impose significant operating and financial restrictions on us, which limits our flexibility to respond to changing business and economic conditions, to complete certain transactions and to take advantage of business opportunities. Failure to comply with the terms of our debt and other obligations may result in the acceleration of debt and enforcement action being taken against collateral.” In addition, the covenants and restrictions contained in our debt securities, loans, aircraft leases and aircraft debt financing agreements may limit our access to new credit facilities to support our investment plans or maintain sufficient cash reserves. This could adversely affect our business and results of operations.

26	Azul S.A.

Our substantial level of indebtedness, non-investment grade credit rating, as well as market conditions and the availability of unencumbered assets to serve as collateral for any additional financings, may hinder our ability to raise additional capital on acceptable terms, or at all, if needed to meet liquidity requirements. Our ability to raise additional capital to meet our liquidity needs on acceptable terms or at all may be further challenged by the effects that exchange rate volatility, high inflation, supply chain issues, natural disasters, geopolitical events and tensions and other factors influencing the global economy generally and on us and the air transportation industry specifically, may make it difficult for us to raise additional capital if needed to meet our liquidity needs on acceptable terms, or at all.
Despite our efforts to address our liquidity and capital structure challenges, including the Voluntary Reorganization, we cannot assure that we will not require further restructuring of our indebtedness and our Fleet and other obligations. If we are required to seek additional short-term liquidity or long-term financing, or to pursue refinancing and/or liability management transactions or further restructurings of our indebtedness and obligations, there is no assurance that such financing or other transactions will be available or, if available, that its terms will be acceptable.
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
Our debt securities, loans, aircraft leases, and aircraft debt financing, contain certain affirmative and negative covenants and other restrictions, which vary depending on the terms of each financing and which are subject to certain limitations and exceptions. Such covenants include, among other provisions (i) restrictions on the incurrence of debt and other obligations, the granting of liens, the making of restricted payments and investments, entering into certain business activities, entering into mergers, consolidations or certain other transactions and the disposal of assets (including the disposal of collateral securing financings), (ii) obligations to deliver financial statements and certain certificates, including relating to compliance with financial covenants and restrictions, and (iii) obligations to redeem or offer to repurchase the relevant debt in certain circumstances, and to provide and perfect additional collateral in certain circumstances. See “Item 5. Operations and Financial Review and Prospects—Loans and Financings” for further information on these covenants and restrictions.
In particular, the terms of the Exit Notes and our other debt instruments impose incurrence-based restrictions on our ability to incur additional indebtedness, grant liens on collateral securing the Exit Notes, make restricted payments and investments, and engage in certain transactions. Although the indenture governing the Exit Notes include a number of fixed dollar- and ratio-based baskets that permit the incurrence of additional debt (including first lien, junior lien and unsecured debt subject to specified leverage ratio thresholds) and allow certain restricted payments and investments subject to leverage and other conditions, these limitations may restrict our ability to raise additional financing for working capital, capital expenditures, strategic investments or acquisitions, restrict our ability to respond to changing business or economic conditions, and restrict our ability to take advantages of other corporate opportunities . In addition, while certain transactions may be permitted under the terms of the Exit Notes, they may require satisfaction of specified financial tests, compliance with other covenants and procedural requirements, which could limit our financial flexibility or delay the execution of such transactions.
Limitations such as these may prevent or delay, or result in additional costs from, the implementation of certain business or operational transactions or actions that we would be permitted to undertake but for the terms of such debt. As a result, we are subject to significant limits on our flexibility to respond to changing business and economic conditions, to complete certain transactions and to take advantage of business opportunities.

Azul S.A.	27

Our ability to comply with the covenants and restrictions to which we are subject may also be affected by events beyond our control, including changes in economic, financial and industry-related conditions, and we cannot assure you that we will be able to comply with such provisions. See “—We, as the airline industry as a whole, are particularly sensitive to changes in economic conditions, and prolonged negative economic conditions that would likely continue to adversely affect our business and limit our ability to secure financing on favorable terms.” Failure to comply with any of the covenants, restrictions or payment obligations under our debt securities, loans, aircraft leases, and aircraft debt financing could trigger an event of default under these agreements, as well as under other agreements due to cross-default provisions. If we were unable to comply with the covenants and restrictions to which we are subject, we need to seek waivers from our creditors, such as waivers that we obtained on a number of occasions in the recent years from local and international financing sources relating to financial covenants such as debt service coverage ratio and our net debt to EBITDA ratio.
In 2025, as a result of the economic distress and travel disruptions that resulted from the COVID-19 pandemic and a catastrophic flood in 2024 which forced the temporary closure of Porto Alegre airport (one of our strategic airports), combined with the effects of customer litigation, a difficult macroeconomic environment, including the effect of global inflation, as well as OEM disruptions, we sought the Voluntary Reorganization under the Chapter 11 Cases. Following extensive negotiations with our key financial stakeholders, the Bankruptcy Court entered the Confirmation Order confirming the Plan and we emerged from the Chapter 11 Cases on February 20, 2026, (which we refer to herein as the Effective Date). Upon our emergence from the Chapter 11 Cases, we concluded the Voluntary Reorganization contemplated by the Plan, which effected a comprehensive transformation of our capital structure, liquidity profile and operational framework. The Plan provided for the equitization of a substantial portion of our funded indebtedness, new equity investments and the adoption of a streamlined and more cost-efficient fleet structure, among other significant changes to our capital structure that impacted our creditors. See “Item 4.B. Business Overview—Voluntary Reorganization.”
As of the date hereof we are in compliance with the covenants outlined in our long-term indebtedness agreements. However, we cannot assure you that we will continue to comply with these covenants or that we will be successful in obtaining or renewing any necessary waivers.
We, as the airline industry as a whole, are particularly sensitive to changes in economic conditions, and prolonged negative economic conditions that would likely continue to adversely affect our business and limit our ability to secure financing on favorable terms.
Our operations, and the airline industry as a whole, are particularly sensitive to changes in economic conditions. Adverse economic conditions such as high unemployment rates, restricted credit markets, low or negative GDP growth, unfavorable exchange rates, increased business operating expenses, reduced consumer confidence and purchasing power can lead to decreased spending on both leisure and business travel. For many consumers, leisure travel is a discretionary expense, and short-haul travelers, in particular, may opt for surface travel as an alternative to air travel. The COVID-19 pandemic further exacerbated these trends, with businesses and other travelers increasingly substituting air travel with virtual communication tools such as videoconferencing and business communication platforms. There is no guarantee that business travel will recover to pre-COVID-19 levels. See “—The outbreak of highly contagious diseases worldwide, such as the COVID-19 pandemic, has had, and may in the future cause, a material adverse effect on our business, financial condition, liquidity and results of operations” for further information on risks related to the COVID-19 pandemic.
The recent recession in Brazil, coupled with political instability, has adversely affected industries with significant travel expenditures, such as government, oil and gas, mining, and construction. In addition to decreases in load factors, reduced spending on business travel also affects the quality of demand, affecting our ability to sell as many high-yield tickets.

28	Azul S.A.

We cannot predict macroeconomic developments or their impact on us, including exchange rate volatility and rising fuel prices, particularly given the Russia-Ukraine conflict, the conflict between Israel and militant groups in the Middle East (including Hamas), rising tensions between the United States and Venezuela, between the United States and Cuba, and the conflict among the United States, Israel and Iran, as well as the continued political and social tensions following Brazil’s 2022 presidential election, but we continue to expect to face inflationary pressures and these price increases may affect significantly and adversely our business, financial conditions and operations results.
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
We expect to incur additional fixed costs, including contractual debt, as we lease or acquire new aircraft and other equipment to support our growth strategy or other needs. Currently, we have contractually assumed the commitment to acquire 61 aircraft, 52 directly from manufactures and nine from lessors.
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

Azul S.A.	29

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
For a description of recent changes to the Brazilian civil aviation regulatory framework, see “Item 4.B. Business Overview—Regulation.”
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
We face intense competition on certain routes within Brazil, both from established scheduled airlines, charter airlines, and potential new market entrants, as well as from our own business units – Azul Fidelidade, Azul Cargo and Azul Viagens. In particular, competition is strong on a limited number of routes and markets where our network overlaps with that of our main competitors. As of December 31, 2025, 16% of our domestic network routes overlapped with that of Gol, while 14% overlapped with LATAM. Airlines.
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

30	Azul S.A.

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
Further consolidation in the Brazilian, regional and global airline industry may adversely affect us.
As a result of the competitive environment in which we operate, there may be further consolidation in the Brazilian, regional and global airline industry, whether by means of acquisitions, joint ventures, partnerships or strategic alliances. We cannot predict the effects of further consolidation on the industry. Our competitors could increase their scale, diversity and financial strength and may have a competitive advantage over us, which would adversely affect us. Any consolidation within the airline industry and changes in international alliances may affect the competitive landscape in the industry, which could lead to the formation of new airlines and alliances with increased financial resources, more extensive global networks and reduced cost structures than us.
We routinely engage analyze and engage in discussions regarding our own strategic position, including alliances, codeshare arrangements, investments, acquisitions, interline arrangements and loyalty program enhancements, and may have future discussions with other airlines regarding similar arrangements. For example, on January 15, 2025, we entered into a non-binding memorandum of understanding with Abra, the controlling holding company of Gol, to explore the possibility of a business combination between Azul and Gol, and on May 23, 2024, we entered into a commercial cooperation agreement (codeshare) to connect ours and Gol’s flight network in Brazil through a codeshare agreement. However, on September 25, 2025, we announced that we had terminated the commercial discussions with Abra in relation to this potential transaction, as well as the commercial cooperation agreement we had entered into with Gol. To the extent we enter into any mergers, acquisitions or business combinations, we may not be able to successfully integrate the business and operations of companies acquired, governmental approvals may be delayed, costs of integration and fleet renovation may be greater than anticipated, synergies may not meet our expectations, our costs may increase and our operational efficiency may be reduced, all of which would negatively affect us. To the extent we do not engage in any such transactions, our competitors may increase their scale, diversity and financial strength and may have a competitive advantage over us, which would negatively affect us, including our ability to realize expected benefits from our own strategic partnerships.

Azul S.A.	31

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

32	Azul S.A.

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
We, our reputation, and the trading price of our common shares, including in the form of ADSs, could be adversely affected by events beyond our control.
Accidents or incidents involving our aircraft could lead to significant claims by injured passengers and others, as well as significant costs associated with the repair or replacement of damaged aircraft and its temporary or permanent removal from service. We are required by ANAC and lessors of our aircraft, under our lease agreements, to maintain liability insurance. However, the amount of liability insurance we maintain may not be sufficient, and events outside the scope of our coverage could occur, leaving us to bear substantial losses in the event of an accident. Significant claims exceeding our insurance coverage may harm our business and financial results. Moreover, any accident or incident involving our aircraft – or even those involving the aircraft of other major airlines – could lead to negative public perceptions about us, our aircraft, or the air transport system, due to concerns over safety or other issues, whether real or perceived. This could harm our reputation, financial results and the trading price of our common shares, including in the form of ADSs.
We may also be affected by other factors that influence travel behavior or increase costs, such as epidemics or acts of terrorism. These events are beyond our control and may affect us even if occurring in markets where we do not operate and/or involve other airlines. Uncertainty surrounding the Russia-Ukraine conflict, the ongoing escalation of conflict in the Middle East, or other sustained geopolitical tensions could affect our operations in unpredictable ways. Any future terrorist attacks or threats of attacks, whether or not involving commercial aircraft, or any increase in hostilities relating to reprisals against terrorist organizations, including an escalation of military involvement in the Middle East, or otherwise, and any related economic impact, could result in decreased passenger traffic and materially adversely affect us.

Azul S.A.	33

Demand for air travel may be adversely impacted by events beyond our control, such as adverse weather conditions, natural disasters, terrorist attacks, war, or political and social instability. Epidemics and outbreaks – such as the COVID-19 pandemic, Zika virus, Ebola, avian flu, foot-and-mouth disease, swine flu, Middle East Respiratory Syndrome, or MERS, and Severe Acute Respiratory Syndrome, or SARS – may also result in quarantines of our personnel or prevent access to facilities or our aircraft, harming our business, reputation, and the trading price of our common shares, including in the form of ADSs. Outbreak of diseases such as COVID-19 could lead to a significant decline in passenger traffic, the imposition of government restrictions on services, and a material adverse impact on the airline industry. Situations like these, or other conditions beyond our control in any of the markets where we operate, could substantially affect our business, financial condition, and results of operations, and the effects of such public health developments could have a widespread and prolonged effect on air travel demand.
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
Severe weather conditions can result in flight cancellations or significant delays that may result in increased costs and reduced revenue. Any natural disaster or similar event that affects air travel in the regions where we operate could have a material adverse impact on us. See also “—We are subject to risks associated with climate change, including increased regulation of our CO2 emissions, changing consumer preferences and the potential for more frequent or severe weather events that could impact our operations and infrastructure.”
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

34	Azul S.A.

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
Our credit rating was: (i) downgraded by S&P to B (in March 2020), to CCC+ (in March 2021, reaffirmed in February 2023 with a negative outlook), upgraded to B- (in July 2023 with stable outlook), downgraded to CCC+ (in September 2024 with negative outlook), further downgraded to CC (in October 2024 with a negative outlook), and further downgraded to D (in May 2025 with negative outlook); (ii) downgraded by Fitch to B (in March 2020), to CCC+ (in March 2021), to CCC- (in February 2023), upgraded to B- (in July 2023 with stable outlook, reaffirmed in July 2024 with a negative outlook), downgraded to CCC (in September 2024), further downgraded to CC (in October 2024), further downgraded to C (in December 2024), and further downgraded to D (in May 2025 with negative outlook); (iii) downgraded by Moody’s to B1 (in March 2020), to CCC+ (in March 2021), and Caa2 (in February 2023), upgraded to Caa1 (in July 2023 with a positive outlook), downgraded to Caa2 (in September 2024 with a negative outlook), and further downgraded to Ca (in June 2025 with negative outlook). The downgrades of our ratings were based on a number of factors, including liquidity risks and our currently highly leveraged balance sheet. Any further downgrades in our credit ratings or market perceptions assigning higher risk to our ratings, the airline industry, or us, could adversely affect our business, financial condition and results of operations.
Ratings are limited in scope and do not address all material risks relating to any debt securities, but instead represent the views of the rating agencies at the time the ratings are issued.

Azul S.A.	35

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

36	Azul S.A.

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
Our business is labor intensive, with workforce expenses (salaries and benefits) accounting for 15.6%, 16.9% and 14.3% of our total operating expenses for the years ended December 31, 2025, 2024 and 2023, respectively. All Brazilian airline employees, including ours, are represented by regional aviation unions and by two national labor unions: (i) the National Pilots’ and Flight Attendants’ Union (Sindicato Nacional dos Aeronautas) and (ii) the National Aviation Union (Sindicato Nacional dos Aeroviários). Salary adjustments and cost-of-living increases are negotiated annually between those unions and the National Union of Airline Companies (Sindicato Nacional das Empresas Aeroviárias), or SNEA, which represents all Brazilian airline companies. Work conditions and maximum work hours are regulated by federal legislation and are not subject to labor negotiations. Future terms and conditions of collective agreements could become more costly for us due to increasing threats of strikes binding negotiations between the unions and SNEA. Additionally, certain employee groups, such as pilots, mechanics, and airport personnel, possess highly specialized skills and cannot be easily replaced, which could further increase our labor costs as our business expands. Any labor disputes or proceedings involving unionized employees could adversely affect us or interfere with our ability to conduct normal business operations.
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

Azul S.A.	37

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

38	Azul S.A.

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

Azul S.A.	39

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
As of December 31, 2025, our passenger operating fleet consisted of 61 Embraer E-Jets, 27 ATR aircraft, 60 Airbus narrowbody aircraft, and 5 Airbus widebody aircraft. Additionally, we operate 23 Cessna Cavarans aircraft, each with 9 passenger seats.
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

40	Azul S.A.

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
As of December 31, 2025, Azul operated a passenger fleet of 176 aircraft and had a passenger contractual fleet of 227 aircraft, with an average aircraft age of 7.2 years, excluding Cessna aircraft.
As our fleet ages, it will require more maintenance, and our repair costs for each aircraft will be incurred at approximately the same intervals. If we are unable to renew our fleet, scheduled and unscheduled maintenance expenses will increase as a percentage of our revenue in the coming years. Any significant rise in maintenance and repair expenses would have a materially adverse impact on us.
Our business would be significantly harmed by unplanned stoppages or suspensions of operations associated with planned or unplanned maintenance due to mechanical issues. For example, if a design defect or mechanical issue were discovered in our aircraft, these aircraft may be grounded until the defect or mechanical problem was corrected. We cannot assure that we would be able to obtain the necessary aircraft and parts to solve such defect or mechanical problem, or if we would obtain such parts in a timely manner, or that we would succeed in solving such defect or mechanical problem even if the parts were available. This could result in prolonged suspension of operations for certain aircraft, while we attempted to obtain such parts and solve such defect or mechanical problem, which could have a materially adverse effect on us. See also “—Delays or failures by original equipment manufacturers, lessors, suppliers, or maintenance providers to fulfill their obligations may adversely affect us.”
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

Azul S.A.	41

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
Azul Fidelidade relies on key business partners for a significant portion of its gross billings. The current business partners include (i) financial institutions such as Caixa, Itaú, Livelo (Banco do Brasil’s and Bradesco’s loyalty joint venture) Inter, Nubank, C6 Bank, BTG Pactual and Santander; (ii) retailers such as Via Varejo, Magazine Luiza, KMV and Satelital Brazil; and (iii) travel partners such as Accor, Airport Park and Assistcard.
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
No assurance can be given that Azul Fidelidade’s business partners will not take actions that adversely affect the success of Azul Fidelidade.

42	Azul S.A.

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

Azul S.A.	43

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

44	Azul S.A.

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
The European Union has proposed a directive to extend the existing emissions trading scheme, or ETS, in each European Union member state to all airlines. In June 2022, both the European Parliament and European Council adopted their respective positions on a set of measures to reform the ETS as part of the European Union’s “Fit for 55” program, an initiative published by the European Commission in July 2021. On December 6, 2022, the European Parliament and European Council reached a provisional political agreement on the revision of the ETS rules applying to the aviation sector. Under the provisional agreement, the ETS would have a narrow scope, applying only to intra-European flights, including departures to the United Kingdom and Switzerland, while CORSIA would apply to extra-European flights to and from third countries participating in CORSIA from 2022 to 2027. In 2023, the European Union adopted new legislation extending this narrow scope of the ETS until 2027, but requires a review of CORSIA’s effectiveness in 2026. If CORSIA is not deemed sufficiently effective, this could potentially lead to the expansion of the ETS to include all flights departing the European Union and the European Economic Area. Further, in 2023, the European Union adopted legislation that will impose a sustainable aviation fuel, or SAF, mandate on fuel supplied at European Union airports. Under this mandate, 2% of the jet fuel supplied in the European Union must be SAF starting in 2025, with the percentage increasing incrementally to 70% in 2050. This mandate is expected to increase the cost of SAF in the European Union. Individual European Union member states have been developing their own requirements, such as the SAF mandate in France that came into force on January 1, 2022. We currently operate three routes to and from Europe (Lisbon, Porto and Madrid) and service additional destinations in Europe through our code-sharing agreements.
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

Azul S.A.	45

We may incur financial losses and damages to our reputation from ESG risks.
Environmental and social risks are considered material issues for our business since they can affect the creation of shared value in the short, medium and long term, both from our organization’s perceptive and that of our key stakeholders. Further, we understand environmental and social risk as the potential for losses resulting from environmental and social events arising from our activities. We also recognize climate risk as an emerging environmental and social risk. Climate change poses a risk to our clients, suppliers and our operations, including property and equipment. See “—We are subject to risks associated with climate change, including increased regulation of our CO2 emissions, changing consumer preferences and the potential for more frequent or severe weather events that could impact our operations and infrastructure” for further information on risks associated with climate change.
In addition to regulatory and compliance risks associated with environmental laws and climate policy frameworks, evolving consumer preferences and societal attitudes could, over time, influence demand for air travel. Some consumers, particularly in certain markets, may express greater concern about the environmental impact of aviation and show increased interest in alternative or lower-emission travel options, as well as regarding diversity, inclusion, health and safety and human rights initiatives and governance standards, which could, over the long term, influence travel patterns and demand for air transportation services. Although global air travel demand has continued to grow overall and there is not yet clear evidence of a material decline in demand directly attributable to such trends, these developments could negatively impact our revenues and results of operations.
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

46	Azul S.A.

We benefit from tax incentives on our purchases of jet fuel in Brazil, and these tax incentives may be suspended, changed, cancelled, revoked or not renewed at any time adversely affecting us.
The price of the jet fuel we purchase in most Brazilian states is subsidized through tax incentives provided to us by those states. Depending on the type of agreement, failure to comply with our obligations in the tax incentive agreements that we have executed with those states could lead to suspension, revocation, or non-renewal of these tax incentives by governmental authorities. However, even if we fully comply with the terms, authorities may still choose to do so if, for instance, they are no longer committed to the agreement.
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
New tax incentive agreements entered between Azul and Brazilian states shall comply with the general rules established under Complementary Law No. 160, dated August 7, 2017. Tax regimes granted before the enactment of Complementary Law No. 160/17 were validated by the National Council of Treasury Policy (Confaz) and, as a result, are not subject to cancellation. While tax agreements that fail to comply with these procedures may be revoked or have their legality challenged, Brazilian states generally do not grant new tax incentives without adhering to the rules set forth in Complementary Law No. 160/17. However, if any of these tax incentives are canceled, revoked, suspended, or not renewed, jet fuel prices would increase, potentially forcing us to reduce the number of flights we operate. Such outcomes could lead to a significant impact on our results and adversely affect us.
On December 20, 2023, the Brazilian congress approved the Constitutional Amendment No. 132/23 enacting a comprehensive tax reform on consumption. The amendment provides for the phase-out of: (i) three federal taxes: Tax over Industrialized Products (except for goods manufactured in the Manaus Free Trade Zone) Social Contribution to the Social Integration Program, or PIS, and the Social Contribution to Social Security Financing, or Cofins; (ii) one State tax, the Tax on Circulation of Goods and Services, or ICMS; and (iii) one Municipal tax, the Tax on Services, or ISS. In their place, the Constitutional Amendment No. 132/23 approved the creation of (i) the Social Contribution on Goods and Services, or CBS; and (ii) the Tax over Goods and Services, or IBS.
According to Complementary Law no. 214/25, which provides for the general rules of IBS and CBS, regional aviation services will be subject to a specific tax regime of IBS and CBS that grants a 40% reduction of the standard applicable tax rate. Although the combined IBS and CBS rate has not yet been determined, it is expected to be approximately 28%.
The Tax Reform on Consumption will be implemented as of 2027, with a transition period extending through 2032, and will become fully effective as of 2033. There are certain aspects of the Tax Reform on Consumption that are still pending regulation and, therefore, it is not yet possible to determine the full effect of these changes.

Azul S.A.	47

In addition to the Tax Reform on Consumption, as of 2026, Law no. 15,270, dated November 26, 2025, revoked the tax exemption on dividends and provided for the levy of withholding income tax at a 10% rate on dividends paid to shareholders that are (i) individuals resident and domiciled in Brazil in amounts exceeding BRL50,000.00 per month; or (ii) non-resident in Brazil for tax purposes. Non-resident shareholders may be granted a tax credit in connection with such withholding tax; however, the procedures for claiming this credit are still pending regulation by the Brazilian federal government. See “Item 10. Additional Information—Taxation—Dividends”.
Additionally, Complementary Law No. 224, dated December 26, 2025, increased the withholding income tax rate applicable to interest on shareholders’ equity (juros sobre o capital próprio) from 15% to 17.5% and provided for the reduction of certain tax incentives or benefits granted under applicable legislation. The Brazilian federal government has also enacted tax decrees increasing the IOF rates applicable to certain transactions, including foreign exchange transactions and loans.
We cannot assure you that the Brazilian government will not change other taxes or implement new taxes that may adversely affect our operations.
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

48	Azul S.A.

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

Azul S.A.	49

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
Risks Relating to Our Common Shares, Including in the Form of ADSs
Investors in our common shares, including in the form of ADSs, may experience book value dilution in the future.
As part of the Voluntary Reorganization contemplated by the Plan, we issued (i) the GUC Warrants, which entitle the GUC Trust to subscribe for 2.2% of our total outstanding common shares (or ADSs representing such common shares) on a fully-diluted basis as of the Effective Date, (ii) the American Warrants, which entitle American to subscribe for up to approximately 8.7% of our common shares (including in the form of ADSs) outstanding on the date of this annual report, and (iii) the Additional Investment Warrants, which entitle United and the Additional Investment Holders to subscribe for up to approximately 1.3% and 0.9%, respectively, of our common shares (including in the form of ADSs) outstanding on the date of this annual report. Furthermore, in connection with the implementation of the Voluntary Reorganization, we agreed to the terms of the MIP, which was approved at our extraordinary shareholders’ meeting (assembleia geral extraordinária) held on February 12, 2026. The MIP provides for equity-based awards representing up to 7.0% of our common shares on a fully-diluted basis. We have also previously established stock option and restricted share plans for key personnel, including our officers, certain managers, and other key Crewmembers.
The exercise of the Warrants and vested options by the holders could result in substantial dilution of book value for investors if the public offering price for our common shares (including in the form of ADSs) is lower than the book value of these shares when the Warrants or stock options are exercised.
In addition, if we need to raise capital for our operations by issuing new shares in the future, the issuance may occur at a price below the book value of our common shares on the relevant date. In such a case, holders of our ADSs and common shares at that time would experience immediate and significant dilution of their investment.
Trading of our ADSs and common shares in the securities markets is limited and could experience further illiquidity and price volatility; the delisting of our ADS from NYSE may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will become listed on NYSE American or the NYSE, or will be listed on any other internationally recognized stock exchange, or that if they are ever relisted, they will remain listed.
As a result of our Voluntary Reorganization, on May 25, 2025, the NYSE notified the SEC of its intention to remove the ADSs from listing and registration on the NYSE, which delisting came into effect at the opening of business on June 10, 2025. As of the date of this annual report, the ADSs are quoted on the OTC Pink Limited Market.
The OTC Pink Limited Market is an unorganized, inter-dealer, over-the-counter market which provides significantly less liquidity than the NYSE or other national securities exchange, designed for companies that do not qualify for, or have not applied to, higher OTC market tiers, such as OTCQX, OTCQB or OTCID. Securities quoted on the OTC Pink Limited Market are subject to reduced issuer disclosure and oversight, may have limited or no current public information available, and are often followed by fewer market participants, which may depress the trading price of our ADSs and could have a long-term adverse impact on our ability to raise capital in the future.
In addition, there can be no assurance that the ADSs will continue to be quoted on the OTC Pink Limited Market or that any public market for the ADSs will exist in the future, whether broker-dealers will continue to provide public quotes of the ADSs, whether the trading volume of the ADSs will be sufficient to provide for an efficient trading market, whether quotes for the ADSs may be blocked in the future or that we will be able to relist the ADSs on a securities exchange.

50	Azul S.A.

As described under “Item 9A. The Offer and Listing—Offering and Listing Details” we currently expect to seek a listing on NYSE American and thereafter to seek an uplisting to the NYSE, in each case, as soon as possible following satisfaction of the relevant requirements and conditions to listing. There can be no assurance that our common shares and ADSs will be listed on NYSE American or the NYSE, or if any such listing is obtained, that our common shares and ADS will continue to be listed thereon.
Our common shares are listed on the B3. The price per common share on the B3 is currently lower than the minimum share price required by the B3. The B3 has granted our request for an extension to the deadline to regain compliance with this requirement to April 30, 2026. Based on our current market capitalization, we expect to regain compliance with this requirement upon effectiveness of the Second Reverse Share Split (which we currently expect to be effective as of April 20, 2026), However, there can be no assurance that our common shares will continue to be listed on the B3.
The Brazilian securities market is substantially smaller, less liquid and more volatile than major securities markets in the United States. In addition, Brazilian securities markets may be materially affected by developments in other emerging markets, particularly other countries in Latin America. Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying ADSs in the amount and at the price and time of your choice may be substantially limited. This limited trading market may also increase the price volatility of the ADSs or the common shares underlying the ADSs, which could also result in price disparity between the trading prices of the two trading markets.
An active and liquid trading market for our common shares, including in the form of ADSs, may not be maintained, which could adversely affect the price our common shares, including in the form of ADSs.
An active and liquid public trading market for our common shares, including in the form of ADSs, may not be maintained. While our common shares currently remain listed on the B3, the ADSs were delisted from the NYSE in June 2025, and are currently quoted on the OTC Pink Limited Market. Active, liquid trading markets generally result in lower price volatility and more efficient purchases and sales of shares. If an active trading market is not maintained, the liquidity and price of our common shares, including in the form of ADSs, could be seriously harmed.
The investment in marketable securities traded in emerging countries, such as Brazil, typically carries higher levels of risk as compared to investments in securities issued in countries with more stable political and economic conditions. These investments are generally considered speculative. The Brazilian capital market is substantially smaller, less liquid, more volatile, and more concentrated than major international capital markets. As of December 31, 2025, companies listed on the B3 exchange had an aggregate market capitalization of R$4.8 trillion and a daily average trading volume of R$29.1 billion as of November 2025, according to the B3.
In addition, Brazilian investments, such as investments in our common shares, including in the form of ADSs, are subject to economic and political risks, involving, among other factors, changes in the Brazilian regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, in respect of their investments, as well as restrictions on foreign investment and on repatriation of capital invested.
These market characteristics may substantially limit the ability of holders of our common shares to sell them at their desired price and time, and this may have an adverse effect on the trading price of our common shares.
Furthermore, in 2023, 2024 and 2025, additional volatility was driven by extreme weather events in Brazil, including droughts and floods, which affected key sectors of the economy, as well as renewed geopolitical tensions and persistent inflationary pressures. These developments disrupted agricultural output, energy generation and transportation infrastructure, contributing to increased price volatility, supply chain pressures and heightened uncertainty regarding Brazil’s short-term growth prospects. These factors, together with uncertainty surrounding Brazil’s fiscal policies and global monetary tightening cycles, have contributed to fluctuations in the trading price of our common shares.

Azul S.A.	51

Finally, the prices of shares in the global airline industry are relatively volatile and numerous factors, including many over which we have no control, may have a significant impact on the market price of our common shares, including in the form of ADSs. These risks include those described or referred to in this "Risk Factors" section, as well as, among other things:
•our operating and financial performance and prospects;
•our ability to repay our debt;
•our access to financial and capital markets to obtain additional financing or refinance our debt;
•investor perceptions of us and the industry and markets in which we operate;
•our dividend policy and capital allocation;
•future sales of equity or equity-related securities; and
•announcements by third parties of significant claims or proceedings against us.
As a result of the foregoing, investors’ perception of the market value of our shares, including our common shares in the form of ADSs, may be further impacted by increased volatility and decreases in the price of our ADSs and common shares.
Holders of our common shares, including in the form of ADSs, may not receive any dividends or interest on shareholders’ equity or may be subject to taxation as a result of such receipts.
According to our bylaws, as long as we record a net income and there are no accumulated losses, we must pay our common shareholders at least 0.1% of our annual adjusted net income as dividends or interest on shareholders’ equity, as determined and adjusted under the Brazilian Corporations Law. Interim dividends and interest on our shareholders’ equity declared for each fiscal year may be attributed toward our minimum obligatory dividend for the year in which they are declared. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.” This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed under the Brazilian Corporations Law and may not be made available for payment as dividends or interest on shareholders’ equity.
Additionally, the Brazilian Corporations Law allows a company like ours to suspend the mandatory distribution of dividends in any particular fiscal year if our board of directors informs our shareholders that such distribution would be inadvisable in view of our financial condition. If these events were to occur, the holders of our common shares, including in the form of ADSs, may not receive dividends or interest on shareholders’ equity.
As part of the ongoing tax reform, Law No. 15,270/25 revoked the income tax exemption on dividends as of 2026 and introduced a 10% withholding income tax on dividends paid by Brazilian companies to (i) individuals resident in Brazil, to the extent monthly payments exceed R$50,000, and (ii) non-resident shareholders. With regard to interest on shareholders' equity (juros sobre capital próprio), Complementary Law No. 224/25 increased the applicable withholding income tax rate from 15% to 17.5%. See “Item 10. Additional Information—Taxation—Dividends”.
The sale of a significant number of our common shares, including in the form of ADSs, may negatively affect the trading price of our common shares, including those in the form of ADSs.
As part of the Voluntary Reorganization, we issued (i) the equivalent of approximately 9.2 trillion common shares in the Equitization Offering, and (ii) approximately 45.5 trillion common shares in the Equity Rights Offering. See “Item 4.B. Business Overview—Voluntary Reorganization.”. Therefore, we have issued a significant amount of common shares in a short period of time, and we may issue further common shares from time to time, and the holders of such common shares may seek to sell their common shares from time to time.

52	Azul S.A.

In addition, we have entered into the Registration Rights Agreement (as defined in “Item 7.A. Major Shareholders—Registration Rights Agreement”) on February 20, 2026, as part of the Voluntary Reorganization. Pursuant to such agreement, we are required to register under the Securities Act the resale of common shares, including in the form of ADSs, held by the RRA Holders named therein. See “Item 7.A. Major Shareholders—Registration Rights Agreement.”
Sales of our common shares, including in the form of ADSs, made by any shareholders referred to above, by our affiliates, including those effected by our directors, or executive officers, or otherwise involving a large number of common shares or ADSs, or market perception of an intention to any of such sales, may negatively affect the trading price of our common shares, including in the form of ADSs.
Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to the disposition of our common shares, including in the form of ADSs.
Under Law No. 10,833, of December 29, 2003, the disposition of assets located in Brazil by a non-resident holder to either a resident or a non-resident of Brazil is subject to taxation in Brazil, regardless of whether the disposition takes place inside or outside the country. This means that withholding income tax may be imposed on the gains arising from a disposition of our common shares by a non-resident of Brazil to either a resident or a non-resident of Brazil. However, there is no judicial guidance determining whether ADSs are considered assets located in Brazil, we cannot predict whether Brazilian courts will rule that withholding income tax under Law No. 10,833 applies to gains from dispositions of our ADSs. In the event that the disposition of assets is interpreted to include the disposition of our ADSs, this tax law would result in the imposition of withholding taxes on the sale of our ADSs by a non-resident of Brazil to either a resident or a nonresident of Brazil. Because any gain or loss recognized by a U.S. Holder (as defined in “Item 10.E. Taxation—Material U.S. Federal Income Tax Considerations”) on the disposition of common shares or ADSs will generally be treated as U.S.-source gain or loss for purposes of the U.S. foreign tax credit, the U.S. Holder may not be able to benefit from a U.S. foreign tax credit for Brazilian income tax imposed on the disposition of common shares or ADSs. See “Item 10.E. Taxation—Material U.S. Federal Income Tax Considerations —Sale or Other Taxable Disposition of Common Shares, Including in the Form of ADSs.”
The Brazilian government may impose exchange controls and significant restrictions on remittances of reais abroad, which would adversely affect your ability to convert and remit dividends or other distributions or the proceeds from the sale of our common shares. It could also impact our capacity to make dividend payments or other distributions to non-Brazilian investors and would reduce the trading price of our common shares, including in the form of ADSs, and our capacity to comply with payment obligations in foreign currency.
In the event of severe economic imbalances, the Brazilian government may impose restrictions on the remittance of proceeds of investments in Brazil and the conversion of the real into foreign currencies. The Brazilian government last imposed such remittance restrictions for a brief period in 1989 and early 1990. While we cannot predict whether such measures by Brazilian government will be reintroduced, if they are, it could hinder or prevent your ability to convert dividends or other distributions or the proceeds from any sale of our common shares into U.S. dollars and to remit those U.S. dollars abroad. It would also affect our capacity to make dividend payments or other distributions to non-Brazilian investors and to meet payment obligations in foreign currency. The imposition of any such restrictions would have a material adverse effect on the trading price of our common shares, including in the form of ADSs, and on our capacity to access foreign capital markets.

Azul S.A.	53

If you surrender your ADSs and withdraw common shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.
As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our common shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to our common shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw common shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of distributions relating to the common shares, unless you obtain your own electronic certificate of foreign capital registration, or qualify under Brazilian foreign investment regulations that allow some foreign investors to buy and sell shares on Brazilian stock exchanges without needing a separate electronic certificates of foreign capital registration, you would not be able to remit non-Brazilian currency abroad. In addition, if you do not qualify under the foreign investment regulations, you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our common shares.
If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or may suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our common shares or the return of your capital in a timely manner. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.
If we do not maintain a registration statement and no exemption from the Securities Act is available, U.S. Holders of ADSs will be unable to exercise preemptive rights with respect to our common shares.
From time to time, we may offer common shares, other securities, or preemptive rights to acquire additional common shares or other securities to our shareholders, including as required under the Brazilian Corporations Law. We will not be able to offer such securities or rights to holders of ADSs unless a registration statement under the Securities Act is effective for those common shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file such registration statement, and we cannot guarantee that we will do so. If a registration statement is not filed and no exemption exists, Citibank, N.A., as depositary, will attempt to sell such preemptive rights or securities, and you will be entitled to receive the proceeds of the sale. However, if the depositary is unable to sell these preemptive rights or securities, U.S. holders of ADSs will not receive any value in connection with such distribution.
If you are not entitled to preemptive rights or are unable or unwilling to exercise preemptive rights in connection with the common shares, including in the form of ADSs or other securities, your investment may be subject to dilution.

54	Azul S.A.

The requirements of being a public company in Brazil subject to reporting requirements in the United States may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members or executive officers.
As a public company in Brazil, we face significant legal, accounting, and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements in Brazil. In addition, as a foreign private issuer with ADSs traded in the United States, we remain subject to certain reporting and disclosure requirements under the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended, and related rules implemented by the SEC. The costs of reporting and corporate governance for public companies in Brazil and for our reporting obligations in the United States have been increasing, and we expect these rules and regulations to further increase our legal and financial compliance expenses, making certain activities more time-consuming and expensive. However, we are currently unable to estimate these costs with any certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance. We may be forced to accept reduced policy limits and coverage or incur substantially higher costs to for the same or similar coverage. These laws and regulations could also make it harder for us to attract and retain qualified individuals to serve on our board of directors, our board committees, or as our executive officers, and may divert management’s attention. While our common shares remain listed on the B3, our ADSs were delisted from the NYSE on June 10, 2025, and are currently quoted on the OTC Pink Limited Market. If we fail to meet our obligations as a public company in Brazil or to maintain required reporting in the United States, we could face consequences such as the delisting of our common shares from the B3, restrictions or removal of our ADSs quotations on the OTC Pink Limited Market or delisting from NYSE American or NYSE (in each case if and when listed on such stock exchanges as described herein), fines, sanctions, and other regulatory actions, and potentially civil litigation, all of which may adversely affect us.
If securities or industry analysts do not publish research or reports about our business, or if they publish negative reports, the trading price and volume of our common shares, including in the form of ADSs, could decline.
The trading market for our common shares, including in the form of ADSs, depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price may be negatively impacted. If one or more of these analysts cease coverage of our company or fail to publish regular reposts, demand for our common shares, including in the form of ADSs, could decline, potentially leading to a decline in both the trading price and volume of our common shares, including in the form of ADSs.
Our status as a foreign private issuer allows us to follow alternative corporate governance standards to those that apply to U.S. domestic reporting companies, which may limit the protections afforded to investors.
We qualify as a “foreign private issuer” under U.S. Securities laws. These rules (and those of any U.S. national securities exchange on which we may be listed from time to time) allow foreign private issuers to elect to comply with the practices of their home country, rather than complying with certain corporate governance requirements applicable to U.S. companies with securities listed on U.S. national security exchanges. We currently adhere to certain Brazilian corporate governance practices and intent to continue doing so.
As a result of our Voluntary Reorganization, on May 25, 2025, the NYSE notified the SEC of its intention to remove the ADSs from listing and registration on the NYSE, which delisting came into effect at the opening of business on June 10, 2025. However, as described under “Item 9A. The Offer and Listing—Offering and Listing Details” we currently expect to seek a listing on NYSE American and thereafter to seek an uplisting to the NYSE, in each case, as soon as possible following satisfaction of the relevant requirements and conditions to listing. There can be no assurance that our common shares and ADSs will be listed on NYSE American or the NYSE, or if any such listing is obtained, that our common shares and ADS will continue to be listed thereon.

Azul S.A.	55

As a foreign private issuer, we intend to rely on certain exemptions from the relevant stock exchange’s corporate governance rules, to the extent applicable if and when listed on any such stock exchange. For example, the NYSE rules requires that a majority of the board of directors be independent. Independence is defined by various criteria, including the affirmative determination by the board of directors that the director does not have a material relationship with the listed company. Under the listing standards of Level 2 segment of the B3, our board of directors must have at least five members, with at least 20% of them being independent. Also, the Brazilian Corporations Law and the CVM establish rules that require directors and executive officers, as well as the restrictions applicable to them. While our directors meet the qualification requirements under the Brazilian Corporations Law and the CVM regulations, we cannot guarantee that a majority of our directors would be considered independent under the rules of NYSE American and NYSE, as the case may be.
Pursuant to the Brazilian Corporations Law and CVM Resolution No. 23, dated February 25, 2021, currently in force (which replaced CVM Instruction No. 308), the statutory audit committee, if established, serves as an advisory body to the board of directors. It must be composed of independent members appointed by the board of directors, with at least one of them also being a member of the board of directors. This differs from the rules of NYSE American and the NYSE , which require all audit committee members to be a member of the board of directors. While the composition of our Audit Committee will comply with the applicable requirements of NYSE American and the NYSE (in each case, if, when and for so long as we are listed on such stock exchange), our Audit Committee may not always meet all of the NYSE’s rules for domestic reporting companies.
In addition, we do not have a nominating committee as required for U.S. issuers under the NYSE rules. While we do have a compensation committee and a corporate governance committee, if we relist on NYSE, we will not be required to comply with the NYSE standards applicable to compensation or corporate governance committees of listed companies.
Furthermore, the corporate disclosure requirements that apply to us may not be equivalent to the disclosure requirements that apply to a U.S. company and, as a result, you may receive less information about us than you would receive from a comparable U.S. company. We are subject to the reporting requirements of the Exchange Act. The disclosure requirements applicable to foreign private issuers under the Exchange Act are more limited than the disclosure requirements applicable to U.S. issuers. Publicly available information about issuers of securities listed on the B3 also provides less detail in certain respects than the information regularly published by listed companies in the United States or in certain other countries.
Accordingly, holders of our ADSs do not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of any U.S. national securities exchange on which we may be listed from time to time. For a comparison of the foregoing requirements, see “Item 16.G. Corporate Governance”.

56	Azul S.A.

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
Our start-up capital in 2008 of R$400.7 million enabled us to invest up-front in a scalable operating platform and efficient young fleet. After less than six months of operations, we became Brazil’s third-largest airline in terms of domestic market share in May 2009, according to ANAC. Our passenger operating fleet has grown from three Embraer E-Jets in December 2008 to a total of 176 aircraft in our passenger operating fleet as of December 31, 2025, consisting of 61 Embraer E-Jets, 27 ATR aircraft, 60 Airbus narrowbody aircraft, 5 Airbus widebody aircraft and 23 Cessna Caravan aircraft.
In August 2012, we acquired TRIP, which at the time was the largest regional carrier in South America by number of destinations. The fleet similarity between the two airlines allowed us to integrate all of TRIP’s activities by June 2014. The TRIP acquisition substantially increased our network connectivity, enabling us to serve 106 destinations upon completion of the acquisition and to become the leading carrier in terms of departures in that year as well as to consolidate our position as a leader in Brazil’s fast-growing regional aviation market, according to ANAC (Brazil’s National Civil Aviation Agency). As of December 31, 2025 we had the largest airline network in Brazil in terms of departures and cities served, with around 970 daily departures spanning 160 destinations, creating a network of more than 390 non-stop routes.
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
On February 21, 2020, our wholly-owned subsidiary, ALAB, and TwoFlex (rebranded Azul Conecta), announced that they entered into a Quota Purchase Agreement under which we agreed to acquire the Brazilian regional carrier TwoFlex for the total purchase price of R$123 million. Azul Conecta is a domestic airline based in Jundiaí, Brazil, founded in 2013, that offers, currently, regular passenger service more than 60 destinations in Brazil, of which only three regional destinations were previously served by Azul. Azul Conecta’s fleet is composed of 23 owned Cessna Caravan aircraft, a regional turboprop with a 9-passenger capacity.

Azul S.A.	57

In October 2021, we entered into a strategic partnership with Disney to offer a unique experience to our customers through our “magical fleet”. The initial steps of the partnership consisted of the new A320neo airplane with a Mickey Mouse-inspired painting and the A321neo airplane with a Minnie-inspired painting. During 2022, the new A320neo airplane with a Donald Duck-inspired painting and the A320neo with a Daisy-inspired painting also joined the magic fleet of Azul. In 2024, Disney's Goofy was the theme the new A320neo airplane, the fifth plane within Azul's magical fleet.
In 2025, Azul Cargo, our logistics business reached R$1.3 billion in net revenues, a 12.9% increase over 2024. In 2022, we announced the launch of the Embraer Class-F freighter, a cargo aircraft that can provide competitive advantages for our clients. Azul Cargo currently serves more than 5,100 cities and communities across the country, 2,300 of which we can deliver to in 48 hours or less.
Azul Fidelidade, our wholly-owned loyalty program, had more than 20 million members as of December 31, 2025. Azul Viagens, our vacations business, is another important driver of margin expansion. In 2025, we sold 56.6% more travel packages compared to 2024, mainly by leveraging the uniqueness of our network and the flexibility of our fleet. During weekends, for example, when utilization is normally low for airlines, we dedicated 13% of our capacity to fly exclusive non-stop leisure routes, which are ideal for Azul Viagens.
In 2025, the economic distress and travel disruptions that resulted from the COVID-19 pandemic and a catastrophic flood in 2024 which forced the temporary closure of Porto Alegre airport (one of our strategic airports), combined with a difficult macroeconomic environment led us to seek relief under the Voluntary Reorganization. Following confirmation of the Plan and our emergence from the Chapter 11 Cases on February 20, 2026, we implemented the principal restructuring measures contemplated by the Plan, which strengthened our capital structure and enhanced our liquidity position. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Impact of the Voluntary Reorganization on our Results of Operations” and “Item 4.B Business Overview—Voluntary Reorganization.”
B.Business Overview
General
We are the largest airline in Brazil in terms of cities served, according to ANAC (Brazil’s National Civil Aviation Agency), with around 970 daily departures to 160 destinations, creating a network of more than 390 non-stop routes as of December 31, 2025. As the sole airline on 80% of our routes, we are the leading airline in 115 Brazilian cities in terms of departures according to ANAC, and carried about to 30 million passengers in the year ended December 31, 2025. In addition to having an extensive network, optimized fleet, and a high-quality product, we also have strategic revenue generating business units including our wholly-owned loyalty program Azul Fidelidade, our logistics solutions business Azul Cargo and Azul Viagens, our tourism travel business.
Brazil is geographically similar in size to the continental United States and is currently the fifth largest market for domestic airline passengers in the world, according to Cirium. Since 2008, the number of domestic airline passengers carried in Brazil has increased by 102% to 101 million in 2025, according to ANAC.
We have the most extensive route network in Brazil, serving 160 domestic destinations, about twice as many as our main competitors Gol and LATAM, which served 65 and 59 destinations respectively as of December 31, 2025, according to data from those companies. We are the only provider of scheduled service to 80 of our domestic destinations and hold the leading position in four out of the 10 largest domestic airports in which we operate in terms of departures, according to ANAC. Through our network, we connect travelers to destinations exclusively served by us from our three hubs, which cater to the São Paulo, Belo Horizonte and Recife markets, all among the largest metropolitan areas in the country. Notably, we are the leading airline at Viracopos airport, one of the principal airports in the São Paulo area and the largest domestic hub in South America in terms of non-stop destinations served, with a 96% share of its 140 domestic daily departures as of December 31, 2025, according to data from ANAC.

58	Azul S.A.

We operate a young, fuel-efficient fleet that we believe is better tailored for Brazil than those of our main competitors, as it allows us to serve markets with different demographics, ranging from large capitals to smaller cities. As of December 31, 2025, our passenger operating fleet in service totaled 155 aircraft. with an average age of 7.2 years (excluding Cessna aircraft), which is significantly younger than that of our main competitors. We believe that our diversified fleet is optimized to efficiently match capacity to demand. This enables us to offer superior connectivity as well as more convenient and frequent non-stop service to more airports than our main competitors, Gol and LATAM, which mainly operate larger aircraft.
A key driver of our profitability is our management team’s extensive experience in implementing a disciplined, low-cost operating model. Our optimized fleet yields lower trip costs than our main competitor, according to data published by the relevant company. With the recovery and the increase in the number of next-generation Airbus A320neos and Embraer E2s in our fleet in the coming years, we expect to maintain our market-leading low trip cost advantage. In addition, we believe our FTEs per aircraft were the lowest in Brazil as of December 31, 2025. We have built a strong brand by offering what we believe is a superior travel experience, based on a culture of customer service provided by a highly-motivated and well-trained team of Crewmembers. Our service features include advance seat assignment, leather seats, individual entertainment screens with free live television at every seat in all our Embraer jets and most of our A320neos, extensive legroom with a pitch of 30 inches or more, complimentary beverage and snack services, and free bus service to key airports we serve. In addition, we offer Wi-Fi service in some of our A320neo and E2 fleet and are currently installing it in additional aircraft. As a result of our strong focus on customer service, our NPS (Net Promoter Score) average in 2025 totaled 38.5. In 2020, Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards. We were also recognized as the 4th most on time airline in 2025, the 6th most on time airline in 2024 and the 2nd most on time airline in 2023, with on time rates of 85.2%, 82.4% and 85.7%, respectively, according to Cirium.
We continue to invest in and expand our loyalty program Azul Fidelidade, which had more than 20 million members as of December 31, 2025. Azul Fidelidade has been the fastest growing loyalty program in terms of members in Brazil for the past nine years compared to Smiles and LATAM Pass, the loyalty programs of Gol and LATAM respectively, according to information made publicly available by such companies. We believe that the Azul Itaucard Infinite is the best positioned co-branded credit card in the Itaucard portfolio, which was awarded the “Best credit card from Brazilian airlines” by Melhores Destinos in 2025. Given our network strength and the expected growth of passenger air travel, credit card penetration and usage and customer loyalty in Brazil, we believe that Azul Fidelidade is a key strategic asset for us. Given our network strength and the expected growth of passenger air travel, credit card penetration and usage and customer loyalty in Brazil, we believe that Azul Fidelidade is a key strategic asset for us.
In the year ended December 31, 2025, we generated net revenue of R$21.6 billion and a gain for the year of R$124.9 million.
Strengths and Opportunities
Our Competitive Strengths
We believe the following business strengths allow us to compete successfully:
Largest Network in Brazil
We have the largest network in Brazil in terms of departures and cities served, with around 970 daily departures to 160 destinations, creating a network of more than 390 non-stop routes as of December 31, 2025, according to ANAC. We believe our connectivity at large hubs allows us to consolidate traffic, serving larger and medium-sized markets as well as smaller cities that do not generate sufficient demand for point-to-point service. We believe that our extensive network coverage allows us to connect more passengers than our competitors, who serve significantly fewer destinations. As of December 31, 2025, we served 160 destinations in Brazil, compared to 65 for Gol and 59 for LATAM. In addition, we were market leader in 88% of our routes as of December 31, 2025. By comparison, as of December 31, 2025, Gol and LATAM were leading carriers in 13 and 21 cities in Brazil, respectively. In addition, the routes in which we hold a leadership position represent approximately 82% of our total ASKs.

Azul S.A.	59

Our Optimized Fleet Enables us to Efficiently Serve our Target Markets
Our fleet strategy is based on optimizing the type of aircraft for the different markets we serve. Our diversified fleet of ATR, E-Jets and Airbus aircraft enables us to serve markets that we believe our main competitors, who fly mainly larger narrow-body aircraft, cannot serve profitably. We believe our current fleet of aircraft allows us to match capacity to demand, achieve high load factors, provide greater convenience and frequency, and serve low and medium density routes and markets in Brazil that are not served by our main competitors. Our domestic fleet consists of Embraer E-Jets which seat up to 136 passengers, fuel-efficient ATR aircraft which seat 70 passengers, next-generation Airbus A320neos which seat 174 passengers and Cessna Caravan which seat 9 passengers, while the narrow-body aircraft used by Gol and LATAM in Brazil have between 138 and 220 seats. We also operate Airbus A330s to serve international markets, E-Jets converted to dedicated freighters and two Airbus A321 freighter aircraft to support our cargo business.
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
Optimized Passenger Yields
We utilize a proprietary yield management system that is key to our strategy of optimizing yield through dynamic fare segmentation and demand stimulation. We target both business travelers, to whom we offer convenient flight options, and cost-conscious leisure travelers, to whom we offer low fares to stimulate air travel and to encourage advanced purchases. This segmentation model has enabled us to achieve a PRASK of R$39.28 cents in the year ended December 31, 2025, and R$39.15 in December 31, 2024. We believe our superior network and product offering allows us to attract high-yield and frequent business travelers.
According to ABRACORP, in 2025, we held a 31.5% share in terms of Brazilian revenue share.
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
•investment in check-in technology to increase operating efficiencies; and
•creation of a company-wide business culture focused on driving down costs.
As a result, on December 31, 2025 our average cost per flight of our fleet was R$55,739.

60	Azul S.A.

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
We focus on meeting our customers’ needs and in 2025 Azul was elected the fourth most on-time airline in the world, according to Cirium. We were the first Brazilian airline to achieve this recognition in 2022, awarded by Cirium, the world's leading reference for operational data in the airline industry. An airline is considered punctual when its flights land up to 14 minutes after the planned arrival time, and Azul has been recognized for meeting this goal in most of its almost 1,000 daily flights. We are very proud to show the world the excellence of Brazilian work.
Well-Recognized Brand
We believe we have been successful in building a strong brand by using innovative marketing and advertising techniques with low expenditures that focus on social networking tools to generate word-of-mouth recognition of our high-quality service. As a result of our strong focus on customer service, surveys that we have conducted indicate that, as of December 31, 2025, 71% of our customers would recommend or strongly recommend Azul to a friend or relative. In addition, we use the NPS (Net Promoter Score) metric to measure customer satisfaction and in 2025, our average score totaled 38.5. The strength of our brand has been recognized in a number of awards, most recently being named the “Best Domestic Airline” by Melhores Destinos’s Awards 2025 for the seventh consecutive year, named the “Best Brazilian Airline” by the Consumidor Moderno’s Award 2025 for the fourth consecutive year, being named “Best Regional Airline of South America” by SkyTrax’s World Airline Awards 2025 and being named “Mais Brasil Airline” by Secretaria Nacional de Aviação Civil’s Aviação Mais Brasil 2025 Awards.
In addition, as a result of our strong brand awareness and focus on customer service, our Azul Fidelidade loyalty program had more than 20 million members as of December 31, 2025 and has been recognized with various awards, including being named “Best National Loyalty Program” for fifth time by Melhores Destinos 2024 and winning the “Points and Advantage Club Programs” category by Reclame Aqui Awards 2024.
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

Azul S.A.	61

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
•our Chief Revenue Officer, Abhi Manoj Shah, who has nearly 20 years of experience in the aviation industry and has previously held executive positions at JetBlue Airways and Boeing. He was responsible for developing our yield management, network planning and revenue structure. Mr. Shah also serves as President of our main operating subsidiary – ALAB, since October 2022; and
•our Chief Technical Officer, Daniel Tkacz, who has been part of the Azul crewmember team since 2009 and has over 20 years of experience in the airline industry. Throughout his career at Azul, he has served as a director of Planning and as Chief Commercial Officer.
Most of our senior management team has worked together for almost ten years and has been with us since our launch. All non-Brazilian individuals on the team are residents in Barueri, State of São Paulo, with permanent work visas. Certain of our principal directors and officers are or may be equityholders in our company, and all are motivated by participation in our stock-based incentive plans, which we believe aligns shareholders’ and management’s interests. Our management team has focused on establishing a successful working environment and employee culture. We believe the experience and commitment of our senior management team have been a critical component in our growth, as well as in the continuing enhancement of our operating and financial performance.
To align senior management interests with our results of operations, we provide a leadership incentive plan based on the achievement of pre-defined company performance targets including operating margin, customer satisfaction, Crewmember satisfaction, and on-time performance. Upon emergence from our Voluntary Reorganization, we also established a stock option plan for our leadership designed to reward performance and align the incentives of our executive management team, non-management members of our board of directors, other holders of our common shares and certain employees with our long-term strategic objectives, pursuant to which equity awards of up to 7% of our outstanding capital can be granted. See “Item 6.B. Management Compensation—MIP Approved on February 12, 2026.”
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
Implementing Capacity Discipline Through Network Optimization and Selective Growth

62	Azul S.A.

Our growth plan for the next five years has been modified as a result of our Voluntary Reorganization. However, we will continue to replace old-generation with next generation narrowbody aircraft. There is still capacity in underserved domestic markets and we intend to continue identifying and entering those with high growth potential based on profitability performance. We also are concentrating our flights in our hubs. We will continue to optimize connectivity within our hub structure by selectively increasing frequencies and deploying the appropriate gauge where demand supports it, but we expect growth to be selective and evidence-based, prioritizing route economics and network contribution. Fleet deployment remains a key lever because we expect a meaningful portion of our capacity evolution to come from upgauging (including replacement of smaller aircraft with larger next-generation aircraft where appropriate), while maintaining a balanced aircraft mix and slowing new deliveries as needed to align capacity with demand and profitability. We also intend to retain and utilize cost-efficient Embraer E-Jets (E1s) where they provide attractive unit economics and schedule flexibility in our network.
We also plan to pursue selective international growth that leverages our strongest domestic feed through our core hubs (including Campinas, Belo Horizonte and Recife) and focuses on high-demand international and leisure flows, supported by our partnership ecosystem. In addition, the strategic equity investments by United Airlines and American are expected to provide not only capital, but also industry expertise and commercial support as we execute this lower-risk plan focused on disciplined capacity deployment and improved financial performance.
Continue to Unlock Value from our Azul Fidelidade Loyalty Program
As a result of the growth of our network, we believe there is an opportunity to further unlock value from our Azul Fidelidade loyalty program. With more than 20 million members as of December 31, 2025, Azul Fidelidade sells loyalty points to business partners as well as directly to program members. Our current business partners include financial institutions such as Itaú, Santander, Livelo (Banco do Brasil’s and Bradesco’s loyalty joint venture), Inter, Caixa, Nubank, BTG Pactual and C6 Bank, and retailers (includingVia Varejo, Magazine Luiza, KMV and Satelital Brazil), and travel partners (including All Accor Cross Rewards as an exclusive partner in Latin America, Airport Park and AssistCard).
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

Azul S.A.	63

In an effort to maximize the value creation potential of Azul Fidelidade, we have been managing the program through a dedicated team since mid-2015. On a standalone basis, Azul Fidelidade’s gross billings ex-airline totaled R$3,644.0 million in the year ended in December 31, 2025. Given the number of exclusive destinations we operate, our network strength, and the expected growth of passenger air travel, credit card penetration and usage and member loyalty in Brazil, we believe that Azul Fidelidade is a strategic business for us. As Azul Fidelidade is our wholly-owned subsidiary, all of the cash flows generated by this high-growth, high-margin business accrue to our shareholders in a tax-efficient manner. We plan to continue investing in Azul Fidelidade’s expansion and evaluating opportunities to unlock value for this strategic asset.
Continue to Increase Ancillary, Cargo and Other Revenue
We intend to continue growing our ancillary, cargo and other revenue, by both leveraging our existing products and introducing new ones. We intend to focus on deriving further value from our existing ancillary and other revenue streams, which represented R$51.47 per passenger as of December 31, 2025 and included revenue from bag fees, upgrades, other passenger related fees, cargo services, sales of advertising space in our various customer-facing formats, and commissions on travel insurance sales. As a result of the introduction of larger next-generation aircraft to our fleet, we expect to have more seat availability for our Azul Fidelidade loyalty program and our Azul Viagens travel package business as well as additional cargo capacity.
Other revenue streams are expected to be mostly driven by our logistics solutions business, Azul Cargo. In 2025, Azul Cargo net revenues increased by 12.9% when compared to 2024, reaching R$1.3 billion, mainly due an increase in international cargo revenue and the expansion of our diversified customer base with retailers, manufacturers, and e-commerce operators in Brazil. We ended 2025 with a 25.1% share of cargo volume transported in Brazil, resulting from our unique network and the capillarity support it provides to our cargo business. In addition, we intend to continue growing our ancillary services and other revenue streams, including Azul Viagens, our travel package business.
Continue to Establish and Extend Strategic Partnerships
As of December 31, 2025, we had codeshare agreements with United, TAP, JetBlue, Turkish Airlines, Ethiopian Airlines, Emirates, Air Canada, Copa Airlines, ITA Airways, Avianca Colombia and Air Europa as well as 31 interline agreements with a number of other international airlines, including Etihad Airways, Lufthansa, Swiss and Aerolineas Argentinas, allowing us to handle passengers traveling on itineraries that require multiple flights on multiple airlines, thereby widening our network. As part of our plans to expand globally, we have established strategic partnerships with United and TAP.
United is a Strategic Investor and a fundamental party in the transactions contemplated by the Voluntary Reorganization. As of the date hereof, United holds, directly and indirectly, 8.7% of our common shares outstanding on the date of this annual report. See “Item 4.B. Business Overview—Voluntary Reorganization.”
As part of TAP’s privatization process in 2016, a consortium of private investors (including our founder) acquired a stake in TAP, and we invested €90 million in exchange for bonds issued by a TAP bonds issuer that were convertible into a 41.25% economic interest in TAP. On March 14, 2019, we further acquired a fully-diluted economic stake of approximately 6.1% in TAP from Hainan Airlines (Hong Kong) Co. Limited for a purchase price of US$25 million.
On August 10, 2020, as informed at TAP’s extraordinary shareholders’ meeting, in light of the crisis caused by the COVID-19 pandemic, the Portuguese government negotiated a €1.2 billion aid package for TAP with the European Commission, conditioned upon, among other factors, the elimination of the right to convert the senior bonds into equity so that they would not be diluted by the Portuguese government’s financial contribution. On October 2, 2020, we concluded the sale of our equity participation in TAP as part of the restructuring effort led by the Portuguese government, raising approximately R$70 million in cash.
Notwithstanding the foregoing, we continue to maintain commercial partnerships with TAP and United through our interline and codeshare agreements. As a result of our existing interline and codeshare agreements with United and TAP, our customers have access to more than 400 additional destinations worldwide.

64	Azul S.A.

We view these and possible future relationships with other airlines as strategic ways of allowing us to expand our network with connectivity throughout the United States, Europe and Asia without having to commit the full resources on our own. We believe that our existing and future customer base are increasingly taking advantage of the ability to fly internationally, and we aim to be able to offer our Brazilian customers a seamless ability to do so, whether by purchasing tickets on partner airlines on our website or through connected and complimentary schedules facilitating onward travel outside of Brazil. In addition to facilitating a more global network for us through these partnerships, we are exploring a variety of cooperative arrangements, including additional interline agreements, code-sharing, access to partner airlines’ frequent flyer programs and possible cobranding efforts. We believe that our strategic partnerships with United and TAP provide our Azul Fidelidade members with a broad range of attractive redemption options and enhance the overall value proposition of our loyalty program. We also see opportunities to leverage these relationships to facilitate greater operating efficiencies by utilizing partner expertise in maintenance, cargo transport and even possible pilot and crew training and redeployment, as well as redeployment of redundant or unneeded aircraft. We continuously explore opportunities with our partners to determine the most effective and beneficial ways to leverage these relationships for all parties.
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
Scheduled Air Transportation
We target business travelers by offering convenient and frequent service to numerous destinations, 85 of which we served exclusively as of December 31, 2025. We also target leisure travelers with our extensive route network and our segmented pricing model, offering low fares for advance purchases. In connection with our scheduled air transportation services, we generate passenger ticket revenue and other revenue, such as passenger related ancillary revenue, cargo revenue through our Azul Cargo business, and the sale of travel packages, through our Azul Viagens business.
Passenger Revenue
We believe our extensive network and our range of product offerings allow us to attract high-yield business travelers, who we believe make up the largest component of our ticket revenue and customers. According to ABRACORP, we held a 31.5% share in terms of Brazilian business-focused travel agency revenue and our average business-focused travel agency ticket price was the highest compared to our main competitors in the year ended December 31, 2025. We attribute this to our network connectivity, which provides business passengers with several connection options allowing them to more easily and conveniently reach their destinations, as well as to the fact that we are the only player in certain markets that are attractive to business travelers. Leisure travelers, by contrast, are typically more price sensitive than business travelers, but tend to be more flexible regarding flight schedules.
Passenger revenue also includes revenue derived from the sale of Azul Fidelidade points to third parties. For more information, see “Item 4.B. Business Overview—Azul Fidelidade Loyalty Program.”
In the year ended December 31, 2025, passenger revenue was R$19,997.7 million, representing 92.4% of our net revenue. Ancillary items such as bags, upgrades, itinerary changes and other air travel-related fees are recognized in passenger revenue.

Azul S.A.	65

In addition to generating passenger revenue derived from the sale of tickets and Azul Fidelidade points, we generate ancillary revenue by selling travel insurance and by charging fees for certain services, such as checked baggage fees, cancellation fees, change fees, no-show fees, call center booking fees, online booking fees.
Other Revenue
Other revenue streams are expected to be mostly driven by our logistics solutions business, Azul Cargo. In 2025, Azul Cargo net revenues increased by 12.9%, reaching R$1.3 billion, due to the business growth in the fourth quarter, expanding our diversified customer base with retailers, manufacturers, and e-commerce operators in Brazil. We ended 2025 with a 25.1% share of cargo volume transported in Brazil.
We replaced two 737-400 freighter aircraft with two Airbus A321 freighters. We offer cargo transportation services to over 5,100 cities and communities, more than 2,300 of which we can deliver to in 48 hours, and we have around 350 cargo stores across Brazil that offer our cargo transportation services. We transport cargo by air and hire independent third parties to transport and deliver cargo to its final destination by ground transportation. While we are liable to our customers for proper cargo delivery, our agreements with such independent third parties provide for our right of recourse against them if any losses occur during the ground transportation.
We also derive revenue streams from our travel and tourism operations, Azul Viagens, which combine airfare, ground transportation and lodging options. The travel packages we offer are either pre-built or flexible and customized and can be purchased through our website or, as of December 31, 2025, at one of the 6,765 travel agencies that offer our travel products or at one of our more than 129 free-standing stores.
Other revenue was R$1.6 billion in 2025, representing 7.6% of our net revenue, respectively. Non-passenger related items including cargo, travel packages, and revenue from aircraft subleases are recognized under other revenue.

66	Azul S.A.

Route Network
We offer flights to every region in Brazil and to select international destinations. The map below shows the destinations and routes we currently serve.

MAPA DE ROTAS

Orlando
Fort Lauderdale - Miami
Curaçao
Porto
Lisboa
Madri
Boa Vista
São Gabriel da Cachoeira
Barcelos
Porto Trombetas
Monte Dourado
Macapá
Salinópolis
Belém
Breves
Porto De Moz
São Luís
Santarém
Parintins
Manaus
Tefé
Tabatinga
Coari
Maués
Borba
Itaituba
Altamira
Paragominas
Tucuruí
Jericoacoara
Fortaleza
Fernando de Noronha
Manicoré
Marabá
Imperatriz
Parauapebas
Teresina
Natal
Patos
Cajazeiras
Juazeiro do Norte
João Pessoa
Araripina
Campina Grande
Serra Talhada
Recife
Caruaru
Garanhuns
Petrolina
Maceió
Lábrea
Porto Velho
Rio Branco
Alta Floresta
Aripuanã
Ji-Paraná
Cacoal
Sinop
Sorriso
Vilhena
Palmas
Aracaju
Barreiras
Lençóis - Chapada Diamantina
Salvador
Guanambi
Vitória da Conquista
Ilhéus
Una
Cuiabá
Barra do Garças
Rondonópolis
Brasília
Goiânia
Salinas
Montes Claros
Porto Seguro
Paracatu
Teófilo Otoni
Patos de Minas
Governador Valadares
Uberlândia
Araxá
Uberaba
Ipatinga
Belo Horizonte
Linhares
Corumbá
Campo Grande
Bonito
Manhuaçu
S. José do Rio Preto
Juiz de Fora
Vitória
Araçatuba
Ribeirão Preto
Bauru
Varginha
Presidente Prudente
Marília
Campinas
Rio de Janeiro - GIG
Ponta Porã
Rio de Janeiro - SDU
Londrina
São Paulo - GRU
Jacarepaguá
Maringá
São Paulo - CGH
Umuarama
Guaíra
Telêmaco Borba
Cascavel
Foz do Iguaçu
Curitiba
União da Vitória
Pato Branco
Joinville
Navegantes
Chapecó
Florianópolis
Santo Ângelo
Passo Fundo
Uruguaiana
Caxias do Sul
Porto Alegre
Santa Maria
Pelotas
Mendoza
Montevidéu
Bariloche
Punta Del Este
Internacional
International
Doméstico
Domestic

*Rotas sujeitas
a alterações

As of December 31, 2025, we served 160 destinations, including 144 cities across every region in Brazil, the largest number of destinations offered by a Brazilian airline and our flights represented 35.5% of the total domestic departures in the country, according to ANAC. Our main hub is in Campinas at Viracopos airport, approximately 100 kilometers (62 miles) from the city of São Paulo. From Viracopos airport, we provided non-stop service to 72 Brazilian cities accounting for 96% of that airport’s 140 daily domestic departures as of December 31, 2025.
The increase in flights from Campinas, our main hub, illustrates the success of our demand stimulation model. Throughout Brazil, our Campinas hub offers superior connectivity for passenger connections, with the highest number of non-stop services of any airport in the country, for the year ended December 31, 2025. As a result of our focus on underserved markets, we have been able to establish a successful platform that has seen a significant increase in demand at Viracopos airport over the last 15 years.
Our second largest hub is located at Belo Horizonte’s main airport, where we served 61 non-stop domestic destinations and had a 74% share of that airport’s 113 daily departures as of December 31, 2025. This hub serves Belo Horizonte, which is the capital city of Minas Gerais, the third wealthiest state in Brazil according to IBGE.

Azul S.A.	67

We also have a hub in Recife, which serves 42 non-stop destinations. We had a 70% share of Recife’s airport’s 66 daily domestic departures as of December 31, 2025. Recife is one of the largest cities in the Northeast of Brazil, and this hub allows us to increase flight connectivity within the Northeast region to other parts of Brazil.
Our diversified network allows us to connect not only our main hubs but also strategic airports throughout Brazil located in, among other places, São Paulo (Guarulhos and Congonhas airports), Rio de Janeiro (Santos Dumont and Galeão airports), Porto Alegre, Cuiabá, Belém and Manaus.
Domestic Routes
The table below shows the number of non-stop domestic destinations offered by us and by our main competitors at select airports as of December 31, 2025:
Non-stop Domestic Destinations by Airport (December 31, 2025)

Airport	Azul	Gol	Latam	Azul Ranking

Campinas	72	3	1	1
Belo Horizonte	61	8	5	1
Recife	42	6	6	1
Rio de Janeiro (SDU+GIG)	11	30	22	3
Cuiabá	18	5	3	1
Porto Alegre	11	6	7	1
Curitiba	20	6	6	1
São Paulo (CGH)	18	42	30	3
São Paulo (GRU)	10	38	54	3
Belém	21	8	6	1

Source: ANAC and Azul
The table below shows our top ten cities served by average number of departures per day as of December 31, 2025.

Airport	Azul Average Number of Departures per Day	Azul Leadership Position (departures)

Campinas	140	1
Belo Horizonte (Confins)	113	1
Recife	66	1
Rio de Janeiro (Santos Dumont+GIG)	43	3
Curitiba	32	1
Porto Alegre	28	1
Cuiabá	15	1
São Paulo (Guarulhos)	26	3
São Paulo (Congonhas)	37	3
Belém	25	1

Source: Azul
Our focus on providing a large route network with convenient service has enabled us to become the market leader in 115 cities and 88% of our routes in terms of departures, being the only operating airline in 85 cities and the leader on 88% of our routes as of December 31, 2025. By comparison, as of December 31, 2025, Gol and LATAM were leading carriers in 13 and 21 cities in Brazil, respectively. In addition, the routes in which we hold a leadership position represent approximately 82% of our total ASKs and 86% of our total passenger revenue.

68	Azul S.A.

The table below shows the number of cities we serve and the number of cities in which we are a market leader in terms of departures by cities served in comparison with Gol and LATAM, as of December 31, 2025.

Azul Route Position (Domestic, Dec 2025)	Domestic Cities Served	Cities where #1*	Number of Daily Departures

Azul	144	115	819
Gol	65	12	626
Latam	58	22	749

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
International Routes
Our international expansion strategy is based on connecting our strong presence in various cities in Brazil through our hubs in Campinas, Belo Horizonte and Recife with our current long distance international destinations, including Fort Lauderdale, Orlando, Lisbon, Porto and Madrid, as well as selected destinations in South America. In addition, we serve other international destinations according to seasonal demand.
We believe our main hub in Campinas, which offers non-stop flights to 70 domestic destinations and is the largest domestic hub in South America in terms of destinations served is uniquely suited to serve our international routes due to our focused domestic route structure, both in terms of passengers and overall connectivity throughout Brazil. Once in Campinas, our international passengers are able to take advantage of our full domestic route structure to connect to every region in Brazil. In the United States, we already serve Fort Lauderdale and Orlando, Florida from Viracopos, Belo Horizonte and Recife.
To enhance our connectivity outside of Brazil, we have entered into codeshare and frequent flyer reciprocity agreements with United and TAP and other airlines and 31 interline agreements with several other international carriers. For more information on our codeshare arrangements and strategic partnerships, see “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements.”
In March 2016, we established a strategic partnership with TAP, further supporting our plans to expand globally. For more information regarding our investment in TAP, see “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements—TAP.” As a result of this strategic partnership, in June 2016, we successfully launched a non-stop codeshare flight between our and TAP’s main hubs, Campinas and Lisbon, respectively. As of December 31, 2025, TAP served over 80 destinations, including more than 10 destinations in Brazil, and therefore was the number one European carrier serving Brazil in terms of number of seats and flights. We believe our flight to Lisbon enhances our passenger connectivity between Brazil and Europe and allows our business and leisure passengers to take advantage of TAP’s network to access key destinations in Europe. Furthermore, we expect to continue taking advantage of our network connectivity by adding select destinations in South America to be served by our narrow-body aircraft.

Azul S.A.	69

Customer Service
We believe that a high-quality product and exceptional service significantly enhance customer loyalty and brand recognition through word-of-mouth, as satisfied customers communicate their positive experience to others. Based on this principle, we have built a strong company culture focused on customer service that serves as the foundation of a differentiated travel experience. According to surveys we have conducted, as of December 31, 2025, 71% of our customers would recommend or strongly recommend Azul to a friend or relative. In addition, we use NPS (Net Promoter Score) to measure customer satisfaction, and in 2025 our score totaled 38.5.
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
On December 31, 2025, our bus transportation services between São Paulo and Viracopos airport had more than seven departures daily distributed through a single bus line leaving Congonhas airport in São Paulo, transporting an average of more than 8,000 passengers monthly.

70	Azul S.A.

On-Time Performance
Our commitment to operating an on-time airline with a high-quality customer experience, which we believe is unique among Brazilian airlines, has resulted in us been ranked among the top ten most on-time low-cost carriers in the world since 2016.
The following table sets forth certain performance-related customer service measures for the periods indicated:

	For the year ended December 31,
	2025	2024	2023

On-Time Performance(1)	85.2%	82.4%	85.7%
Completion Rate(2)	99.1%	98.5%	98.6%
Mishandled Bag Rates(3)	5.13	4.99	3.83

Source: Cirium and Azul
(1)	Percentage of our scheduled flights that were operated by us and that arrived on time (within 15 minutes).
(2)	Percentage of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).
(3)	Number of bags mishandled per 1,000 passengers.
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
We have entered into a commercial cooperation, a codeshare and frequent flyer reciprocity agreements with United and TAP and have entered into another nine codeshare and 31 interline agreements with several other international carriers, including Etihad Airways, Lufthansa, Swiss and Aerolíneas Argentinas. We believe these strategic relationships allow us to increase our load factor on flights departing from Brazilian airports operated by our partners and expand our brand exposure internationally for our Brazil-based and international customers. Our codeshare agreements with United, TAP, JetBlue, Turkish Airlines, Ethiopian Airlines, Emirates, Air Canada, Copa Airlines, ITA Airways, Avianca Colombia and Air Europa allow us to sell flights to the main destinations served by these carriers, contributing to the growth of our international operations and offering our passengers additional connectivity beyond Brazil. Furthermore, our relationships with other carriers allow us to expand our cargo operations by offering these services beyond the locations served by our own aircraft.
As a result of these arrangements and relationships, our customers have access to more than 400 additional destinations worldwide. We believe that our strategic relationships with our partner airlines provide our Azul Fidelidade members with a broad range of attractive redemption options and allow us to leverage our Azul Fidelidade program beyond our own network. We continue exploring joint ventures and other arrangements with our strategic partners to determine the most effective and beneficial ways to expand our business and increase profitability through these relationships.

Azul S.A.	71

United
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
In addition, United is a Strategic Investor and a fundamental party in the transactions contemplated by the Voluntary Reorganization. As of the date hereof, United holds, directly and indirectly, 8.7% of our common shares outstanding on the date of this annual report. See “Item 4.B. Business Overview—Voluntary Reorganization.”
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
TAP was wholly-owned and operated by the Portuguese government until June 2015, when it was privatized. At that time, Atlantic Gateway, SPGS, Lda. (an entity that was jointly owned by our founder, Hainan and another European investor) owned 45% of TAP’s voting shares, employees held a 5% interest, and the Portuguese government had an ownership of 50% of the voting shares. On March 14, 2019, we acquired a 6.1% economic stake in TAP for US$25 million.
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
TwoFlex
On February 21, 2020, our wholly-owned subsidiary ALAB and TwoFlex announced that they have entered into a certain Quota Purchase Agreement under which Azul agreed to acquire the Brazilian regional carrier TwoFlex for the total purchase price of R$123 million. TwoFlex, rebranded “Azul Conecta” is a domestic airline based in Jundiaí, Brazil, founded in 2013, and currently offers regular passenger and cargo service to more than 70 destinations in Brazil, of which only three regional destinations were previously served by Azul. Azul Conecta’s fleet is composed of 23 owned Cessna Caravan aircraft, a regional turboprop with a capacity of 9 passengers. The transaction was approved without restrictions by the Administrative Council for Economic Defense (CADE) on March 27, 2020 and on May 14, 2020, Azul announced the completion of the acquisition process of TwoFlex and the purchase price payments were completed in 2022.

72	Azul S.A.

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
Azul Fidelidade Loyalty Program
Our wholly-owned loyalty program Azul Fidelidade, which was launched in May 2009, aims to enhance customer loyalty and brand recognition. Azul Fidelidade had more than 20 million members as of December 31, 2025. Azul Fidelidade members earn at least one point and up to four points per each real spent in tickets on Azul.
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

Most Azul Fidelidade points expire two years after issuance. Frequent flyers achieve “Azul Fidelidade Topázio” (Topaz) status when they accumulate 6,000 qualifying points or 6 segments, “Azul Fidelidade Safira” (Sapphire) status once they accumulate 10,000 qualifying points or 10 segments, “Azul Fidelidade Diamante” (Diamond) status once they accumulate 12,000 qualifying points and 12 segments during a given calendar year or spend R$25 thousand on air fares or other air related expenses such as upgrades and additional baggage, pet fees and seat assignment. There is also the newest tier “Azul Fidelidade Diamante Unique” (Unique Diamond) that can be achieved by accumulating 26,000 qualifying points and 26 segments or R$50 thousand on air fares or other air related expenses. Topázio, Safira, Diamante or Diamante Unique status is valid during the rest of the year of qualification and the entire following year, and provides the following benefits, among others: bonus points, check-in privileges at major airports like Viracopos, Santos Dumont, Confins, Brasília and others, priority boarding, higher baggage allowances, and dedicated telephone and e-mail services.
We have also created a new group of Azul Fidelidade customers by invite only, Azul One, through which the members have access to exclusive benefits, differentiated customer service and customized experiences. Invitations will be made at the Company’s discretion, once a year based on the customer’s flight history and frequency, their preference for premium products and other aspects of their relationship with Azul.
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
Our current Azul Fidelidade business partners, which offer Azul Fidelidade members options to accrue and redeem points, include financial institutions such as Itaú, Santander, Livelo (Banco do Brasil’s and Bradesco’s loyalty joint venture), Inter, Caixa, Nubank, BTG Pactual and C6 Bank, and retailers (Via Varejo, Magazine Luiza, KVM and Satelital Brazil), and travel partners (including All Accor Cross Rewards as an exclusive partner in Latin America, Airport Park and Assist Card).
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
To maximize the value creation potential of Azul Fidelidade, we have been managing the program through a separate, dedicated team since mid-2015. On a standalone basis, Azul Fidelidade’s gross billings excluding the airline totaled R$3,644 million for the year ended December 31, 2025, R$3,427 million for the year ended December 31, 2024 and R$2,692 million for the year ended December 31, 2023. We believe Azul Fidelidade has significant growth potential.
Given the number of exclusive destinations we operate, our network strength, the expected growth of passenger air travel, credit card penetration and usage and member loyalty in Brazil, we believe that Azul Fidelidade is a key strategic asset for us. We plan to continue investing in Azul Fidelidade’s expansion and evaluating opportunities to unlock value for this strategic asset.
A sample of the key operating statistics demonstrating Azul Fidelidade’s growth are set forth below:

	2025	2024	2023

Gross billings ex-airline (in millions of reais)	3,644	3,427	2,692
Total members (in millions)	20.1	18.2	16.6
Total partners	80	102	103

74	Azul S.A.

Marketing
A core pillar of our strategy is celebrating and investing in Brazilian culture. Through sponsorship of major cultural events such as the Festival Folclórico de Parintins (city of Parintins’ folk festival), São João festivities and Carnival, we actively support traditions that define the country’s identity. These initiatives position us not only as an airline, but as a company that contributes to Brazil’s development and cultural vitality.
We also introduced a dedicated campaign for our loyalty program Azul Fidelidade, designed to educate customers on how to better use their points and maximize benefits. By simplifying communication, encouraging smarter redemption and increasing engagement, we strengthened long-term relationships and expanded customer loyalty.
In addition, our strategic partnership with Disney, launched in 2021, created a unique experience for our customers through our “magical fleet,” featuring aircraft inspired by beloved characters such as Mickey, Minnie, Donald, Daisy and Goofy. Beyond brand visibility, this collaboration significantly strengthened our tourism ecosystem and positioned our tour operator Azul Viagens as one of the largest sellers of Disney vacation packages in Brazil.
Across all initiatives, we pursue high marketing impact with efficiency, leveraging digital platforms, onboard media, experiential activations and strategic partnerships. Together, these strategies position our brand as the leader in emotional connection with people - combining national pride, world-class collaborations and meaningful customer engagement to build lasting relationships.
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
Fleet
As of December 31, 2025, Azul had a passenger operating fleet of 153 aircraft and a passenger contractual fleet of 199 aircraft, with an average aircraft age of 7.2 years excluding Cessna aircraft.
Our operating fleet excluding Cessna Caravan aircraft has an average age of 7.2 years, which is significantly younger than the average of our main competitor. We believe operating a young fleet leads to better reliability, greater fuel efficiency and lower maintenance costs. Our Embraer E-Jets seat up to 118 customers, our next-generation Airbus A320neos accommodate 174 passengers and our fuel-efficient ATR aircraft seat 70 customers, while the aircraft used by our two principal competitors in Brazil have between 144 and 220 seats. As of December 31, 2025, the average trip cost of our fleet was R$55,739.

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

Total Contractual Fleet	Number of seats	As of December 31,
		2025	2024	2023	2022	2021	2020	2019

Embraer aircraft
E-190/195	106-118	40	45	47	55	57	67	70
E-195-E2	136	46	32	20	14	9	9	4
ATR aircraft
ATR 72	68-70	42	40	44	44	42	39	33
Airbus aircraft
Airbus narrowbody	174-214	64	59	55	52	49	45	41
Airbus widebody	242-298	7	13	12	16	14	13	10
Cessna Caravan	9	26	27	27	27	17	17	—
Boeing 737 (Freighter)	—	2	2	2	2	2	2	2
Total Contractual Fleet		227	218	207	210	190	192	160

Total Operating Fleet	Number of seats	As of December 31,
		2025	2024	2023	2022	2021	2020	2019

Embraer aircraft
E-190/195	106-118	43	30	42	43	47	53	55
E-195-E2	136	18	28	20	14	9	7	4
ATR aircraft
ATR 72	68-70	27	32	39	40	33	33	33
Airbus aircraft
Airbus narrowbody	174-214	60	58	55	52	47	45	38
Airbus widebody	242-298	5	12	11	12	11	11	10
Cessna Caravan	9	23	23	24	19	17	17	—
Boeing 737 (Freighter)	—	2	2	—	2	2	2	2
Total Operating Fleet		178	185	191	182	166	168	142
As of December 31, 2025, 39 aircraft of our fleet were owned or debt-financed and 188 were financed under leases. Our owned aircraft and debt-financed aircraft were financed through credit facilities with different creditors, almost all of which was denominated in U.S. dollars as of December 31, 2025.
Based on our current firm orders, we have contractually assumed the commitment to acquire 61 aircraft, 52 directly from manufactures and nine from lessors.

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
ATR
We are one of the largest ATR operators in the world and ATR is the world’s largest manufacturer of 50-to-70-seat turboprop aircraft. ATR turboprop aircraft provide significantly lower operating costs than jets, with fuel consumption averaging approximately 45% per trip less than a comparably sized jet. The ATR 72-600 is the newest member of the ATR family known for its high efficiency, dispatch reliability and low fuel burn. It features a new glass cockpit, communications and flight management system. Like Embraer E-Jets, ATR aircraft have a two-by-two layout with no middle seats, and our aircraft are configured to offer 30 inches of legroom, which is comparable to our Embraer E-Jets. We began operating ATR aircraft in March 2011 for two strategic purposes: to serve short-haul direct routes between smaller destinations where jet aircraft would be less profitable, and to feed customer traffic from secondary markets into our main hubs. As of December 31, 2025, we had 27 ATRs in our existing network.
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
We began operating the Airbus A330-200 aircraft (the “A330ceo”), configured up to 272 seats, in December 2014, and currently serving Fort Lauderdale, Orlando, Lisbon, Porto and Madrid with these aircraft. According to Airbus, the A330 aircraft delivers better economics than competing aircraft, meets higher environmental standards, and provides greater passenger comfort. We also have Airbus A330-900neo aircraft (the “A330neo”). This aircraft comes with 298 seats in a high-density configuration. The cabin interior is divided into 34 business class, 108 “Economy Extra,” and 156 economy seats. The A330neo has the most advanced passenger cabin today dubbed “Air Space by Airbus,” bringing together an enhanced experience for passengers and optimum performance based on comfort, ambience, service and design. Moreover, the A330neo reduces fuel consumption by 14% per seat compared to the A330ceo, making it the most cost-efficient, medium range widebody aircraft in the market.
We expect to add next-generation E2 aircraft replacing older generation aircraft, bringing much more comfort to our customers and more efficiency in terms of fuel consumption and CO₂ emission, resulting in a reduction in the cost per seat and helping us to achieve carbon neutrality by 2045.

Azul S.A.	77

Fuel
Fuel costs are our largest operating expense. Fuel accounted for 33.0%, 34.6% and 34.9% of our total operating expenses for the years ended December 31, 2025, 2024 and 2023, respectively. Aircraft fuel prices are composed of a variable and a fixed component. The variable component is set by the refinery and reflects international price fluctuations for oil and the Brazilian real/U.S. dollar exchange rate. This variable component is re-set monthly in the Brazilian market, as opposed to daily in North America and Europe. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract.
We purchase fuel from a number of distributors in Brazil, principally from Raízen Combustíveis Ltda., Air BP Brasil Ltda. and Vibra Energia (formerly BR Distribuidora). All such companies are authorized by the National Petroleum Agency (Agência Nacional do Petróleo), or ANP, to market products derived from oil for aviation throughout Brazil, with whom we have agreements to purchase all of our jet fuel needs in certain locations, usually under long term contracts. For our international flights departing from outside of Brazil, we purchase fuel from local providers.
International oil prices, which are denominated in U.S. dollars, are volatile and cannot be predicted with any degree of certainty as they are subject to many global and geopolitical factors. For more information on the fuel-related risks we face, see “Item 3.D. Risk Factors—Risks Relating to our Business and the Brazilian Civil Aviation Industry—Substantial fluctuations in fuel costs or the unavailability of fuel, which we primarily source from a single supplier, could have an adverse effect on us”.
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
The following chart summarizes our fuel consumption and our fuel costs for the periods indicated.

	For the Year Ended December 31,
	2025	2024	2023

Liters consumed (in thousands)	1,427,847	1,324,982	1,291,297
Aircraft fuel (R$ in thousands)	5,710,291	5,583,503	5,890,485
Average price per liter (R$)	4.00	4.21	4.56
Percent increase (decrease) in price per liter	(5.10)%	(7.68)%	(16.18)%
Percent of operating expenses	33.0%	34.6%	34.9%
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
On March 19, 2020, Aeroportos Brasil applied to ANAC for the rebidding of Viracopos airport as part of its judicial recovery plan. The Brazilian government authorized the rebidding process on July 17, 2020, and deadlines for completing the licensing process and auction were subsequently extended to July 16, 2024. In April 2021, a consortium named GCA submitted a feasibility study for the new bidding process, which was approved by ANAC and forwarded to the Brazilian Federal Court of Accounts (Tribunal de Contas da União). The process was suspended in early 2022 but resumed in December 2022. In August 2023, Aeroportos Brasil requested to discontinue the rebidding process and retain control of the terminal. The Ministry of Ports and Airports proposed a consensual solution in December 2023, which was initially accepted but discontinued in October 2024 due to lack of agreement on compensation terms. Negotiations resumed with a new deadline of June 2, 2025, as established by the Brazilian Federal Court of Accounts. The rebidding process was not concluded by this deadline, and the Brazilian Federal Court of Accounts subsequently declared the deadline lapsed. As a result, ANAC may resume all proceedings and measures that had been stayed, including potential forfeiture of the concession agreement. As of the date of this annual report, we have no further updates on this matter.

Azul S.A.	79

Our second largest hub is Confins airport, the main airport in Belo Horizonte, whose concession was granted to private operators in 2013. In 2016, this concession concluded the construction of a new passenger terminal increasing Confins airport’s capacity to up to 22 million passengers per year. We are the leading carrier at Confins airport with a 74% share of its domestic departures to 61 destinations in 113 domestic daily flights as of December 31, 2025.
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
We built a hub in Recife to increase flight connectivity within the Northeast region of Brazil. Recife has the largest GDP of Brazil’s Northeast region according to IBGE and is our closest Latin American hub for non-stop flights to both Europe and the United States. Our Recife hub serves 42 destinations. We had a 70% share of Recife’s airport, and 66 daily domestic departures as of December 31, 2025. Our diversified network allows us to connect not only our main hubs but also strategic destinations throughout Brazil such as São Paulo (Guarulhos and Congonhas airports), Rio de Janeiro (Santos Dumont and Galeão airports), Porto Alegre, Cuiabá and Manaus.
Other Facilities and Properties
Our principal corporate offices and headquarters are located in the city of Barueri, state of São Paulo, where we lease 9,241.43 square meters under three lease agreements that expire in December of 2035. We also lease a 900 square foot office complex in Fort Lauderdale, United States.
We also lease four hangars totaling 29,560.64 square meters for our full capacity maintenance center in Belo Horizonte, with lease expirations up to 2035. We also lease a hangar in Manaus totaling 3,133.20 square meters and one in Cuiabá totaling 2,535.71 square meters for line maintenance of E-Jets and ATR with leases expiring in 2028 and an indefinite period, respectively. We also lease a hangar in Campinas totaling 92,219.86 square meters, with the lease expiring in 2042. Our pilot and cabin crew training facility, UniAzul, located at Viracopos Airport has 14,576 square meteres is under a lease that expires in 2027. UniAzul is located less than one mile from Viracopos Airport, our main hub. This facility provides training services to both our own Crewmembers, including pilots, and third parties on a commercial basis. At UniAzul, we train all of our Crewmembers, including pilots, flight attendants and maintenance technicians. As part of our extensive training program at UniAzul, we operate two E-Jet flight simulators, one ATR flight simulator and two A320 flight simulators, which are fully flight capable, a technology that we believe none of our main competitors have. We also provide training and grant access to our on-site flight simulators to third parties, including TAP, Embraer and the Brazilian Air Force. We have plans to expand the training programs offered at UniAzul through partnerships with technical schools and universities.
Competition
Domestic
Airlines in Brazil mainly compete based on routes, fares, flight frequency, capacity, airport presence and operating rights, service reliability, brand awareness, loyalty programs and customer service.
Air travel in Brazil historically has been concentrated in a limited number of hubs located in the country's largest cities.

80	Azul S.A.

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
The table below shows the historical market shares on domestic routes based on the number of departures:

Domestic Market Share — Number of Departures	2025	2024	2023

Latam	32.8%	30.5%	30.0%
Gol	28.5%	26.1%	27.4%
Azul	35.5%	37.0%	36.2%

Source: ANAC
Due to our business model, which is based on stimulating demand in underserved markets, we believe we are less susceptible to the effects of fare competition involving our main competitors that operate out of São Paulo airports. As of December 31, 2025, 16% and 14% of our domestic network overlapped with that of Gol and LATAM, respectively. In Campinas, our main hub, only 3 out of 71 domestic destinations had direct overlap with Gol or LATAM as of December 31, 2025.
While Gol, LATAM, or any other airline may enter markets we currently serve exclusively or in which we hold a large share, we believe our comprehensive connectivity allows us to avoid competition in several markets in which we operate, especially from competitors operating larger aircraft like Gol and LATAM, since serving these markets profitably with larger aircraft is more difficult.
Before we began operations, Gol and LATAM controlled more than 90% of the Brazilian aviation market. From 2008 to 2015, the market grew significantly, partly due to (i) our entry, which stimulated demand, and (ii) organic market growth, with more people using air travel. As a result, although Gol and LATAM lost market share after our entry, the number of passengers transported by both companies increased after that time. In December 2025, we held a 29.1% share of the domestic RPK market, according to ANAC.
The table below shows the number of domestic destinations served by the main Brazilian airlines on the indicated dates:

	Number of Domestic Destinations Served For the year ended on 31 December
	2025	2024	2023
Azul	160	160	160
Gol	65	65	68
LATAM	59	59	53

Azul S.A.	81

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
During 2025, our market share on international operations of Brazilian airlines in routes to/from Brazil based on RPKs:

International Market Share—Airline	RPK	Market Share

LATAM	31,826,027,150	65.32%
Azul	10,065,507,436	20.66%
GOL	6,818,237,262	13.99%
Other	11,595,219	0.03%
Total	48,721,367,067	100.0%

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

82	Azul S.A.

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
a)Rolls-Royce, the manufacturer of the Trent 700 and Trent 7000 engines installed on our A330 and A330neo wide-body aircraft fleet, respectively—Separate power-by-the-hour agreements, or Total Care, each effective throughout the period in which we operate each engine part of the agreement, which provides for comprehensive engine repair, performance restoration, overhaul, engine condition monitoring and diagnostics management of Trent 700 and Trent 7000 engines fleet.

Azul S.A.	83

b)CFM International, a joint venture between GE and Safran Aircraft Engines, the manufacturer of the Leap 1A engines installed on our next-generation Airbus A320neo family fleet—A power-by-the-hour twelve year agreement, which provides for the repair, performance restoration, overhaul, engine conditioning monitoring and diagnostics management of each Leap 1A engine fleet. Under this agreement, GE had the obligation to develop its GE Celma plant in Petrópolis near Rio de Janeiro to perform our engine maintenance with full capability by 2020, which it has fulfilled. This will result in significant reduction in turnaround time and engine spares inventory, and will avoid the cost of shipping engines to the United States for maintenance.
c)Pratt & Whitney, the manufacturer of the PW1900G engines installed on the E2 aircraft fleet—A power-by-the-hour twelve year agreement for each engine effective from the delivery date of the first aircraft and covering the repair, performance restoration, overhaul, engine conditioning monitoring and diagnostics management of the engine fleet.
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
We have entered into the following long-term component flight hour agreements with the following parties:
a)ATR — An agreement expiring in 2033 which covers the component repair, on-site inventory and access to a spare parts exchange pool for our ATR72-600 aircraft fleet.
b)Embraer — E2 aircraft fleet is supported by an agreement expiring in 2033 which covers the component repair, on-site inventory and access to a spare parts exchange pool.
c)Airbus — Separate agreements for both the A320neo and A330 fleet expiring in 2028 and 2036, respectively, which cover the component repair, on-site inventory and access to a spare parts exchange pool.
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

84	Azul S.A.

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

Azul S.A.	85

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
We are focused on increasing the efficiency and productivity of our Crewmembers. As of December 31, 2025, we had 81 FTEs per aircraft. The following table sets forth the number of our Crewmembers per category and the number of FTEs per aircraft at the end of the periods indicated:

	At December 31,
	2025	2024	2023

Crewmembers
Pilots	2,054	2,298	2,219
Flight attendants	3,667	3,622	3,526
Airport personnel	3,302	3,643	3,706
Maintenance personnel	1,376	2,345	2,566
Call center personnel	937	991	1,017
Others	4,211	3,274	2,976
Total	15,547	16,173	16,010
End-of-period FTEs per aircraft	81	70	79
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

86	Azul S.A.

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
To motivate our Crewmembers and align their interests with our results of operations, we provide a leadership incentive plan based on the achievement of pre-defined company performance targets (Programa de Recompensa). In connection with the implementation of the Voluntary Reorganization, we have agreed to the terms of the MIP, which was approved at our extraordinary shareholders’ meeting (assembleia geral extraordinária) held on February 12, 2026. The MIP is designed to reward performance and align the incentives of our executive management team, non-management members of our board of directors, other holders of our common shares and certain employees with our long-term strategic objectives. . See “Item 6.B. Management Compensation—MIP Approved on February 12, 2026.”
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
Environmental and Sustainability Practices
We are the first airline in the world to have its decarbonization target approved by the Science Based Targets initiative (SBTi) in August 2024. This milestone not only reflects our commitment to significantly reducing our carbon emissions, with the long-term ambition of achieving carbon neutrality by 2045, in line with sustainability efforts currently pursued by our peers in the global aviation industry. Our long-term target demonstrates our alignment with the Paris Agreement, and underscores our goal of driving measurable and impactful climate action.
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

Azul S.A.	87

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
The table below shows our average fare in reais for the periods indicated, reflecting our total passenger revenue divided by passenger flight segments for such periods:

	Average Fare (R$)
Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2023	590.8	550.1	587.6	643.6
2024	604.4	521.2	588.6	629.9
2025	633.8	574.1	656.3	671.4
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
Most of these trademarks are pledged as collateral to secure the Exit Notes.
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
Domain Names
We have also registered several domain names with NIC.br, Brazil’s internet domain name registry, and other domain registrars. The registered domains are, among others, “voeazul.com.br,” “flyazul.com,” “azulcargoexpress.com,” “azulviagens.com.br” and “tudoazul.com”, which are also pledged as collateral to secure the Exit Notes.

88	Azul S.A.

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

Azul S.A.	89

INFRAERO is a state-controlled airport operator that reports to the Ministry of Ports and Airports. It is responsible for managing, operating and controlling all government-operated federal airports (i.e., whose operations have not been delegated to private parties), including safety, operational conditions and infrastructure. With respect to specific privatized airports (Natal, Galeão, Confins, Guarulhos, Viracopos and Brasília), although INFRAERO still holds a minority stake in each of them, INFRAERO is no longer in charge of operations, which are now handled by their respective private operators.
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

90	Azul S.A.

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

Azul S.A.	91

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
ANAC requires companies interested in operating air services to meet certain economic, financial, technical, operational and administrative requirements. The applicant must: (i) have a valid Airline Operating Certificate (Certificado de Operador Aéreo – “COA”); and (ii) comply with the ownership restrictions discussed below. ANAC has the authority to revoke a concession if the airline fails to comply with the Brazilian Aeronautical Code and any other relevant laws or regulations, including if the airline fails to meet specified service levels, ceases operations or declares bankruptcy.
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
Route Rights
Domestic routes
ANAC Resolution 682/2022, which came into effect on July 1, 2022, divided Brazilian airports into three levels: undeclared (level 1), facilitated (level 2), and coordinated (level 3). This new level division brought greater flexibility to airlines through the creation of the secondary slot market, respecting the norms and parameters established by ANAC, reducing access and exit barriers to airports with infrastructure scarcity, and facilitating the dynamics among the players themselves. In the case of coordinated airports, such as Congonhas, Guarulhos, Santos Dumont and Recife, the objective of this resolution was to align with international practices within the scope of the Worldwide Airport Slot Guidelines (WASG).

92	Azul S.A.

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

Azul S.A.	93

Currently, there are a four Brazilian ANAC “coordinated airports,” where slots are necessary to perform scheduled flights: Congonhas, Guarulhos, Santos Dumont and Recife. Other ten airports are subject to slot coordination procedures (coordination performed by their respective airport operators instead of ANAC).
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

94	Azul S.A.

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
During the legislative process to convert Provisional Measure No. 1,089/2021 into Federal Law No. 14,368/2022, the Brazilian Congress included a provision requiring airlines to offer free checked baggage to passengers. This provision was subject to a presidential veto, which remains pending review by the National Congress. The veto may be overturned by an absolute majority vote in a joint session of the Chamber of Deputies and the Federal Senate. If the veto is overturned, airlines would be required to provide free checked baggage allowance to passengers
General Conditions Applicable to Air Transportation
On December 14, 2016, ANAC approved Resolution No. 400, of December 2016, which sets forth certain general conditions applicable to air transportation. Resolution No. 400 became effective on March 14, 2017 for all flight tickets purchased on and after this date. This resolution establishes boarding documentation requirements, provides customers with a 24 hour post-purchase period to cancel a flight ticket without charge (as long as the flight is at least 7 days in advance), reduces repayment periods, increases the baggage allowance, allows for free passenger name corrections on flight tickets, guarantees return tickets in the event a one-way cancellation is made in advance for a domestic flight and simplifies the return and compensation process for lost baggage.
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
Environmental Regulation
Brazilian airlines are subject to various federal, state, and municipal laws and regulations related to the protection of the environment, including the disposal of waste, the use of chemical substances, air emissions and sound pollution, among others. These laws and regulations are enforced by various governmental authorities. If an airline fails to comply with these laws and regulations it may be subject to administrative and criminal sanctions, in addition to the obligation to remediate and/or compensate any environmental damage and/or to pay damages to third parties.

Azul S.A.	95

In addition, under Brazilian law civil liability for environmental damage is strict (i.e., irrespective of fault or negligence), joint and several, meaning that we may be held liable for environmental damages caused by any third parties whom we hire, for example, to dispose of waste. Brazilian environmental law also provides for the “piercing of the corporate veil,” which imposes liability on a corporation’s controlling shareholders to reach the corporate assets if the liable legal entity lacks funds to repair the environmental damage. Accordingly, our corporate veil may be pierced for any environmental damage caused, directly or indirectly (e.g.: by means of a service provider), by ALAB and TRIP.
We seek to comply with all environmental legislation and all requirements of public authorities to avoid liabilities and limit additional expenses.
Environmental Licenses, Permits and Authorizations
Environmental licensing is the procedure through which activities that use natural resources, are potentially polluting, or may cause environmental degradation must obtain the appropriate licenses (preliminary license - LP, installation license - LI and operating license - LO) from Brazilian federal, state, or municipal authorities. This procedure contemplates the location, construction, installation, expansion, and operation of projects to ensure compliance with Environmental regulations.
Under Brazilian law, the authority to grant environmental licenses for facilities or activities within a state, among other activities, belongs to the state environmental authorities, unless the environmental impact would extend beyond the state border or impact any federal area, in which case the Brazilian federal environmental agency has jurisdiction. Municipal authorities have jurisdiction over the licensing of facilities or activities that have a local impact. Each state has the power to establish specific regulations regarding environmental licensing procedures, within the scope of general guidelines established by the Brazilian government.
Most of the requests for renewal of an environmental license must be filed at least 120 days before its expiration date. Provided that this deadline is complied with, the license is automatically extended until the environmental authority issues its decision.
The construction, implementation, operation, or expansion of any facility or activity that uses natural resources, is potentially polluting, or may cause environmental degradation – without the required license – or conducting such activities in violation of existing licenses, permits and authorizations, subjects the violator to administrative, criminal, and civil liability (in case of any environmental damage). Therefore, we may be held liable if we carry out any potentially polluting activity without a valid permit or in violation of the permit requirements.
We exercise caution in environmental matters and reserve the right to reject goods and services from companies that do not comply with our environmental protection standards.
Federal Technical Register
Federal Law No. 6,938/1981, along with IBAMA’s Instruction No. 13/2021 and IBAMA’s Instruction No. 6/2022 (and others), issued by the Brazilian Institute for the Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, “IBAMA”), require that all legal entities engaged in potentially polluting activities be registered with the IBAMA’s Federal Technical Register of Potentially Polluting Activities and/or Users of Natural Resources (“CTF/APP”).
Under IBAMA’s Ordinance No. 149/2022, registration with the CTF/APP is mandatory for airlines that import new tires, have temporary storage facility for the collection of used or contaminated lubricating oil, transport radioactive material or waste, import motor vehicles for their own use, or perform air transport of forestry products that are subject to the issuance of a Forestry Origin Document (“DOF”).
Potentially polluting activities and activities that use natural resources, such as the manufacture and assembly of aircraft, besides being subject to the CTF/APP, are also subject to the quarterly payment of the Environmental Control and Inspection Fee (“TCFA”), to IBAMA, and are required to submit an annual report on the activities conducted by March 31 every year.

96	Azul S.A.

The Federal Decree No. 6,514/2008 subjects entities with no CTF/APP registration to fines that range from R$50.00 to R$9,000.00, depending on the size of the enterprise and the economic capability of the offender. Failure to pay TCFA entails up to 20% (twenty percent) on the amount owed, as well as default interest of 1% (one percent) per month. Furthermore, failure to submit that annual report on the activities conducted subjects the company to fines of up to 20% (twenty percent) of the TCFA.
Currently, all our activities are subject to registration with IBAMA’s CTF/APP and are duly regular.
Waste
Federal Law 12.305/2010 sets forth the principles, objectives, and instruments of the National Solid Waste Policy (“PNRS”), as well as the guidelines, targets, and actions related to integrated and the environmentally sound management of solid waste, except for radioactive waste, which is governed by its own specific legislation. Brazilian legislation regulates the segregation, collection, storage, transportation, treatment, and final disposal of waste, and provides that whoever hires third parties for the waste management and its final disposal is jointly and severally liable with the service provider.
The PNRS provides for shared accountability throughout the product life cycle among manufacturers, importers, distributors, retailers, and consumers, to minimize the volume of solid waste and tailings generated, as well as reducing the impact on human health and environmental quality.
Therefore, manufacturers of some products shall implement a reverse logistics (logística reversa) system, which involves creating and implementing actions and procedures to ensure the collection and recovery of solid waste. This process is designed to facilitate the reuse of materials within manufacturing cycles or to guarantee their final environmentally responsible disposal. Such obligation applies to the Company as a consumer of lubricating oil, tires, etc. The reverse logistics systems of these products are currently being implemented in Brazil. Each part of the consumer chain has specific obligations with the goal of reducing the volume of the solid waste and mitigating adverse impacts on human health and the environment. Due to this obligation, the costs for proper waste management will probably increase in the coming years, because of the implementation of sectorial agreements and greater regulation.
Proper transportation, treatment, and final discharge of waste depend on the waste classification according to the applicable technical instructions. The Waste Management Plans describe management of solid waste and is part of the environmental licensing procedure.
The administrative penalties applicable to the improper discharge of solid, liquid, and gas waste, whether resulting in effective contamination, include, among others, an embargo of the activity or civil work and fines up to R$50,000,000. Furthermore, improper disposal of solid waste may impose obstacles for obtaining other environmental licenses, permits and authorizations, as well as criminal and civil liability.
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

Azul S.A.	97

As regards civil liability for environmental damage, Brazil’s National Environmental Policy (Federal Law 6.938/1981) provides for strict, joint and several liability for damages caused to the environment, irrespective of who directly or indirectly caused the damage or whether there was fault or negligence. This means that we can be held liable for any damage irrespective of fault, simply by demonstrating a cause-effect relationship between our activity (or our service provider’s) and the resulting damage. Public Attorneys’ offices, federal, state or municipal government, foundations, state-owned companies, and environmental or social protection associations are empowered to file public civil actions seeking compensation for environmental damages. The National Environmental Policy establishes joint liability among all the parties involved in polluting activity and that benefits directly or indirectly from it. Accordingly, the affected party or any of the other parties entitled to sue may choose to seek damages against any single responsible party, and the defendant is entitled to seek a right of recourse against all other parties involved in polluting activity. According to Brazilian Supreme Court, there is no statute of limitations for claims seeking compensation for environmental damages. Furthermore, based on the principle of “full reparation”, our corporate veil may be pierced to reach the corporate assets if the Brazilian legal entities lack funds to repair environmental damage for which they are liable.
Brazilian Federal Decree 6.514/2008 sets forth the infractions and administrative sanctions regarding environmental matters and the federal administrative procedure to investigate these infractions, which serves as a guideline for the state’s administrative procedure. Administrative sanctions include: (i) warnings; (ii) fines ranging from R$50.00 to R$50,000,000.00; (iii) daily fines; (iv) seizure of the animals, products, and subproducts of fauna and flora; (v) product destruction; (vi) product sales and manufacturing suspension; (vii) closure of the plant or construction; (viii) construction demolition; (ix) full or partial suspension of the activities; and (ix) restriction of rights.
Moreover, under the Environmental Crimes Act (Federal Law No. 9605/1998), criminal liability for environmental matters in Brazil extends to corporations as well as to individuals. Criminal liability requires proof of intent, and if a corporation is found criminally liable for an environmental violation, its officers, directors, managers, agents, or proxies may also be subject to criminal penalties. With respect to legal entities, Brazilian regulations relating to environmental crimes contemplate the following potential penalties, which can be cumulative: (i) fine; (ii) partial or total suspension of activities; (iii) temporary closure/interruption of a facility, work or activity; (iv) prohibition on bidding on government contracts or obtaining government subsidies, grants or donations from them; and (v) community service (such as funding of environmental programs and projects; execution of works to recover affected areas; maintenance of public spaces; and contributions to public environmental or cultural entities). The settlement of a civil or administrative lawsuit does not prevent criminal prosecution for the same violation.
Greenhouse Gas Emissions
Federal Law No. 15,042/2024 establishes the Brazilian Greenhouse Gas (“GHG”) Emissions Trading System (“SBCE”). The SBCE provides obligations for operators of facilities and GHG sources that emit more than 10,000 tCO2e (Tonnes of carbon dioxide equivalent) per year, and include (i) submitting a monitoring plan to the SBCE management body; (ii) submitting a report on GHG emissions and removals, in accordance with the approved monitoring plan; (iii) submitting a report on the periodic reconciliation of obligations set forth within the system; and others.
On May 15, 2024, Resolution 743/2024 was sanctioned in Brazil by the National Civil Aviation Agency, which regulates the monitoring and compensation of GHG emissions related to international operations, within the scope of CORSIA - Carbon Offsetting and Reduction Scheme for International Aviation, in order to comply with Volume IV of Annex 16 of the Convention on International Civil Aviation.
Brazil has signed the commitment to reduce CO2 emissions in international air transport, which aims to ensure carbon-neutral growth in Brazilian aviation as of 2027 and 100% offsetting of CO2 emissions by 2050. As far as climate change management is concerned, we are working on three fronts: monitoring, reduction and compensation.

98	Azul S.A.

Federal Law No. 14.993/ 2024 provides for the promotion of sustainable low-carbon mobility and the capture and storage of CO2, having established, among other things, the National Sustainable Aviation Fuel Program (ProBioQAV), also known as SAF - Sustainable Aviation Fuel. The law stipulates that airline operators must reduce GHG emissions by at least 1%, starting in 2027, on domestic flights, through the use of SAF and other alternative means, with a gradual increase in this percentage until it reaches 10% in 2037.
Personal Data Protection
In Brazil, the rights to intimacy, private life, and the protection of personal data are safeguarded by the Federal Constitution of 1988 and the Brazilian Civil Code (Law No. 10,406/2002). Sector-specific laws also contain provisions on the subject, such as the Consumer Protection Code (Law No. 8,078/1990) and the Brazilian Civil Rights Framework for the Internet (Law No. 12,965/2014, regulated by Decree No. 8,771/2016). It is worth noting that the Brazilian Civil Rights Framework for the Internet applies to application and connection providers and aims at ensuring Internet neutrality and the confidentiality of private communications and of connection and access records. It also sets forth certain principles and rules regarding the privacy and protection of users’ personal data. The failure to comply with the provisions of the Brazilian Civil Rights Framework for the Internet may subject Azul, our subsidiaries and affiliates to sanctions and penalties, including compensation, which will be determined based on the severity of the violation and the economic condition of the offender, among other factors.
Laws on privacy and personal data protection have evolved in recent years to establish more objective rules on how the personal data of natural persons may be used by organizations.
Thus, until the enactment of the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, Law No. 13,709/2018), or the LGPD, there was no general statute establishing detailed rules on the processing of personal data, regardless of the medium in which the data is stored or the sector responsible for its use. The LGPD was published in the Federal Official Gazette on August 15, 2018 and was amended by Provisional Measure MP 869, issued by the President of Brazil in December 2018. The LGPD came into force in a staggered manner, (i) in December 2018, the articles relating to the creation of the Brazilian Data Protection Agency (Agência Nacional de Proteção de Dados), or the ANPD, and the Brazilian Council for the Protection of Personal Data and Privacy (Conselho Nacional de Proteção de Dados Pessoais e da Privacidade), or the CNPD – Article 55-A to Article 58-B; (ii) in September 2020, the other articles of the law, except those relating to the application of administrative sanctions; (iii) in August 2021, the articles dealing with administrative sanctions (Article 52 to Article 54). Furthermore, since the LGPD’s effectiveness, several regulations, directives and guidelines have been issued by the ANPD, including those concerning procedures in the event of data breaches affecting personal data and international data transfers.
The LGPD brings about major changes in activities involving personal data processing, with guiding principles and a set of rules to be observed in the collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons.
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
The LGPD encompasses all operations that involve personal data, regardless of industry or business sector, and it is not limited to data processing activities carried out through digital media and/or the internet. In this context, the LGPD introduced a range of principles and obligations that require institutions to adopt governance and organizational measures to ensure compliance. For instance, organizations must appoint a data protection officer, conduct data mapping of all processing activities, carry out legitimate interest assessments, and adopt an effective privacy governance structure with policies on privacy, information security, data disposal and retention, among others. Furthermore, as required by the LGPD, organizations must only process personal data under an adequate legal basis and for legitimate purposes.

Azul S.A.	99

The ANPD, was created in 2018, which will have equivalent activities to the European data protection authorities, exercising the triple role of (i) oversight, being able to issue norms and procedures, deliberate on the interpretation of the LGPD and request information to controllers and processors; (ii) supervisory and enforcement, in cases of noncompliance with the law, through an administrative process; (iii) regulatory, by issuing rules and procedures that detail its interpretation of the LGPD; and (iv) education, disseminating knowledge about the Act and security measures, stimulating standards for services and products that facilitate control of data subjects, and elaborating studies on national and international practices for the protection of personal data and privacy, amongst others.
In September 2025, the Provisional Measure No. 1,317/2025 was enacted to formally convert the ANPD into an autonomous regulatory agency linked to the Ministry of Justice and Public Security (MJSP). Since 2022, the ANPD had been operating under the special autarchy regime but was, during that period, institutionally linked to the Presidency of the Republic. Independent functional, technical, administrative, and financial authority had already been guaranteed under its former status, but now the ANPD has a governance structure consistent with Law No. 13,848/2019, the federal regulatory framework applicable to Brazilian agencies. This enhanced institutional structure is expected to increase the Agency’s capacity, promote greater predictability, and reinforce the enforcement environment applicable to entities that process personal data within the country.
In order to strengthen privacy controls and protect personal data in accordance with the LGPD and GDPR (European Union General Data Protection Regulation), Azul implemented the OneTrust platform in 2021. The OneTrust platform is designed to ensure the proper application of adequate processes and enhanced controls for managing data processing activities. Azul has also appointed a Data Protection Officer (DPO) and established a dedicated team focused on privacy and data protection matters. Additionally, an exclusive channel was made available on Azul’s official website to address data subjects requests and a privacy notice disclosed in compliance with the LGPD’s principles.
Concerning international data transfers, in January 2026, Brazil and the European Union mutually recognized that both jurisdictions provide an essentially equivalent level of protection for personal data. Under Article 45 of the GDPR and Article 33(I) of Brazil’s LGPD, countries may concurrently issue adequacy decisions allowing the free flow of personal data without the need for additional safeguards, such as Standard Contractual Clauses or Binding Corporate Rules, thereby streamlining cross border transfers between the two regions. In Brazil, the mechanism is further regulated by ANPD Resolution CD/ANPD No. 19/2024, which also outlines the other mechanisms approved to safeguard international data transfers and their respective rules. This mutual recognition enhances legal certainty, reduces compliance burdens for Azul, and strengthens bilateral cooperation in data protection by ensuring that transfers occur within a framework supported by robust regulatory guarantees.
Noncompliance with the LGPD or related regulations by Azul or any third parties processing personal data on our behalf, could result in the following administrative sanctions: (i) a warning, with an indication of a deadline for adopting corrective measures; (ii) a simple fine of up to 2% of the revenue in the previous fiscal year and daily fines, both limited to a total of BRL 50,000,000.00 (fifty million Brazilian reais) per violation; (iii) public disclosure of the violation, once duly investigated and confirmed, which may result in significant and immeasurable reputational damage; (iv) blocking of the personal data related to the violation until the situation is remedied; (v) deletion of the personal data related to the violation; (vi) partial suspension of the database related to the violation for up to six months, extendable for an equal period; (vii) suspension of the data processing activity related to the violation for up to six months, extendable for an equal period; and (viii) partial or full prohibition of activities related to the processing of personal data.
Simplification of bureaucracy affecting the industry
On June 14, 2022, Law No. 14,368/2022 was published, resulting from the conversion of Provisional Measure No. 1,089/2021. The regulation restructured the aviation sector aiming to modernize and reduce bureaucracy in processes and procedures, promoting greater efficiency in service delivery and encouraging market development.

100	Azul S.A.

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

Azul S.A.	101

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
Voluntary Reorganization
Prior to the Chapter 11 Cases, our capital structure included a combination of bonds and other indebtedness issued in the international capital markets and the local Brazilian debt markets, as well as obligations owed to lessors and OEMs. These obligations spanned various maturities, currencies, priority levels and collateral packages, and involved a broad range of financial institutions, capital markets investors and lessors.
We operate in a highly capital-intensive industry and rely on financing and working capital to acquire aircraft and support operations. This business model makes us sensitive to changes in macroeconomic conditions and market demand. In addition, our cost and revenue profile heightens our exposure to currency volatility: while we generate a significant portion of our cash flows in Brazilian reais, we incur substantial expenses and liabilities—such as interest expense and aircraft lease obligations—primarily denominated in U.S. dollars. In the years preceding the COVID-19 pandemic, we experienced significant growth and expanded our route network and operations. Since 2020, however, like other airlines, we have faced a combination of demand shocks and broader macroeconomic and industry-specific headwinds that have strained liquidity and operating performance.

102	Azul S.A.

Beginning in 2020, the COVID-19 pandemic had a significant adverse effect on the global aviation industry, including us. The pandemic resulted in travel restrictions, reduced passenger demand and periods of market disruption. In April 2020, we reduced planned capacity by approximately 93% compared to pre-pandemic levels. The pandemic also contributed to significant volatility in Brazilian and international financial markets, including with respect to exchange rates and interest rates, which in turn affected our costs and financing profile.
In 2024, we faced heightened volatility in commodity prices and foreign exchange markets, including significant depreciation of the Brazilian real against the U.S. dollar. At the same time, elevated inflation, higher interest rates and supply chain disruptions—particularly those affecting aircraft and engine maintenance—contributed to increased operating and financing pressures. Our total indebtedness increased significantly compared to 2019 levels, reflecting the financing requirements of the post-pandemic operating environment. In addition, Brazil’s broader political and economic uncertainty contributed to fluctuations in inflation expectations and interest rates, which impacted consumer demand and our cost of capital.
During this period, aircraft and engine manufacturers and their suppliers also experienced disruptions that affected aircraft and engine availability globally, including delivery delays, manufacturing constraints, maintenance backlogs and performance issues across certain aircraft and engine platforms. These disruptions limited fleet growth and replacement options, increased competition for available aircraft and engines and contributed to higher leasing and maintenance costs. We estimate that OEM- and supply-chain-related disruptions resulted in an adverse total revenue impact of approximately R$3,700.0 million in 2024.
In April and May 2024, severe flooding in the State of Rio Grande do Sul disrupted economic activity and transportation infrastructure in the region. The event affected a significant number of municipalities and resulted in operational disruptions for airlines serving the area, including us. During the disruption, we suspended service on more than 12 routes and adjusted our network and operations in response to reduced demand and infrastructure constraints. We estimate that these disruptions affected approximately 10% of our operations during the relevant period and contributed to increased costs and operational complexity, including with respect to customer claims and other contingencies.
Customer litigation in Brazil represents an ongoing operating consideration for Brazilian airlines, including us, due to the volume and frequency of legal and administrative claims relating to consumer protection and passenger rights. As is common for companies operating in Brazil, we face a significant number of lawsuits and administrative proceedings initiated by individual plaintiffs. As of the commencement of the Chapter 11 Cases, approximately 85,000 litigation claims were pending against us and our subsidiaries that filed for the Chapter 11 Cases (the “Debtors”). The volume of such claims increased our costs, required management attention and contributed to uncertainty in forecasting and liquidity planning.
In response to the economic and operating pressures described above, we pursued a series of restructuring and capital-raising initiatives between 2020 and 2025. In addition to accessing the Brazilian and international capital markets, we negotiated with lessors, suppliers, vendors and airport operators to obtain concessions and other commercial accommodations. We also sought to enhance network economics through route and capacity adjustments and, where applicable, renegotiated certain commercial terms with counterparties, including through changes in service levels, passenger volumes and equipment deployment.
While these efforts provided incremental liquidity and temporary relief, they were undertaken amid continued operating pressures and a highly leveraged balance sheet. Ultimately, the cumulative effect of these challenges, together with the limitations of out-of-court solutions, led us, on May 28, 2025, to commence the Chapter 11 Cases as a comprehensive in-court Voluntary Reorganization to implement a broader recapitalization and deleveraging transaction, with the support of our key stakeholders, including a group of supporting bondholders (the “Backstop Commitment Parties”), AerCap, our largest aircraft lessor (representing the majority of our lease liabilities) and the Strategic Partners. The Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Plan on December 19, 2025 (the “Confirmation Date”). On February 20, 2026 (which we refer to herein as the Effective Date), the Plan became effective and we emerged from the Chapter 11 Cases.

Azul S.A.	103

The Voluntary Reorganization contemplated by the Plan significantly strengthened our financial position and enhanced our long-term competitiveness. Upon emergence from the Chapter 11 Cases, we reduced total funded debt by approximately US$1.1 billion and reduced aircraft lease liabilities by nearly 40%, resulting in an estimated reduction of more than 50% in annual interest expense compared to pre-Chapter 11 levels and an approximately one-third reduction in recurring aircraft leasing obligations.
The Voluntary Reorganization process was completed in less than nine months — a substantially shorter timeframe than many other airline restructurings — and we continued operating approximately 800 flights per day throughout the Chapter 11 Cases without operational disruption.
Despite the Voluntary Reorganization, we achieved our 2025 operational targets and delivered record performance, carrying 32 million customers in 2025, the highest number in our history. We were recognized as the fourth most on-time airline in the world in 2025 according to Cirium. As of December 31, 2025, we served around 160 destinations through more than 390 non-stop routes and operated a fleet of almost 180 aircraft.
With our emergence from the Chapter 11 Cases, we remain focused on delivering high-quality service to our customers and generating sustainable returns for our investors. Our business is supported by a highly diversified operating model — including Azul Cargo, Azul Viagens and the Azul Fidelidade loyalty program — a modern and fuel-efficient fleet comprised of approximately 80% next-generation aircraft, strong brand recognition in Brazil, and international strategic partnerships.
The Voluntary Reorganization was implemented through a series of coordinated steps designed to strengthen our balance sheet, streamline our fleet and reposition our capital structure, including: (i) a comprehensive global settlement with AerCap and its affiliates, our largest aircraft lessor counterparty (the “AerCap Global Settlement”); (ii) the assumption, amendment or rejection of selected aircraft lease agreements to improve commercial terms and enhance operational flexibility (the “Fleet Restructuring”); (iii) a US$671 million senior, secured, superpriority, priming debtor-in-possession credit facility (the “DIP Facility”) and subsequent refinance thereof through the issuance of the Exit Notes; (iv) the conversion of approximately US$1.8 billion of 1L Notes Claims, Convertible Debentures Claims and 2L Notes Claims into Equity (the “Equitization of 1L/2L Claims”); (v) a new governance structure; (vi) the establishment of a trust for the benefit of certain holders of general unsecured claims (the “GUC Trust”), which received, holds and administers assets including cash holdings, GUC Warrants and contingent value rights (together, the “GUC Assets”) on behalf of the beneficiaries of the GUC Trust; (vii) a US$850 million equity issuance, including US$650 million backstopped by the Backstop Commitment Parties, US$100 million provided by United and US$100 million provided by additional committed investors (the “Additional Investment Holders”) pursuant to an equity offering in Brazil (the “Equity Rights Offering”), as well as a US$100 million investment to be provided by American upon the exercise of the American Warrants; (viii) the Additional Investment Warrants; and (iv) the adoption of a new governance structure, including the Conversion. Each of these elements is summarized below.
AerCap Global Settlement
As part of the Plan, we entered into the AerCap Global Settlement on August 13, 2025. The AerCap Global Settlement resolved substantially all pre-petition disputes, amended or reaffirmed our aircraft and engine lease obligations with AerCap, provided for AerCap’s participation in our DIP Facility, and established the treatment of AerCap’s claims under the Plan.
Under the AerCap Global Settlement, approximately US$46 million of AerCap’s existing secured debt was rolled into our DIP Facility, and AerCap received DIP Facility liens, and super-priority administrative claims on a pari passu basis with other rolled-up DIP Facility claims, subject to customary voting and consent rights. In addition, AerCap received full access to DIP Facility reporting, budgets, business and fleet plans prepared in connection with the Plan process, subject to applicable confidentiality restrictions. Upon our emergence from the Chapter 11 Cases, AerCap’s rolled-up DIP Facility claim received the same treatment as other DIP Facility claims under the Plan.
AerCap was further granted a general unsecured claim against each of us and ALAB in the aggregate amount of US$541.9 million with treatment substantially similar to the treatment provided to our other general unsecured creditors under the Plan.

104	Azul S.A.

The AerCap Global Settlement established the treatment of AerCap’s leases and related agreements. All aircraft and engine leases beneficially owned or managed by AerCap were either assumed or assumed as amended pursuant to section 365 of the U.S. Bankruptcy Code. With respect to leases that were amended, we agreed to incorporate a customary covenant restricting the incurrence of certain first-lien secured indebtedness, consistent with market practice and the terms of our Exit Notes.
The AerCap Global Settlement further provides AerCap with the right to designate a non-voting observer to our board of directors (the “Board Observer”) for so long as AerCap or its affiliates remain a lessor or lease manager for any aircraft we lease from AerCap. The Board Observer may be reviewed by our board every two years following nomination, has no voting rights, and does not participate in deliberations in which Aercap may have an actual or potential conflict of interest.
The AerCap Global Settlement includes broad mutual releases. AerCap released us from all claims relating to pre-petition periods, subject to customary carve-outs for post-petition obligations, and we released AerCap from all pre-petition claims and disputes relating to aircraft, leases and related documents, in each case subject to customary carve-outs. Collectively, these arrangements provided stability to our post-emergence fleet structure and materially contributed to the successful implementation of the Plan.
Fleet Restructuring
As part of the Plan, we implemented the Fleet Restructuring, which aligned our fleet composition and lease profile with our post-emergence network and profitability objectives, reduced above-market lease rates, extended or re-balanced aircraft tenors where appropriate, and removed underperforming or sub-scale aircraft types from our fleet. These measures allowed us to normalize our lease cost structure relative to current market conditions, simplify maintenance and parts inventories, and position our fleet for more efficient capacity deployment across our domestic and international operations. The resulting fleet profile provides greater flexibility to adjust utilization and aircraft rotations in response to demand, fuel prices and broader macroeconomic conditions.
DIP Facility and Exit Notes
As part of the Plan, the Debtors obtained Bankruptcy Court approval for a senior, secured, superpriority, priming debtor-in-possession credit facility (which we refer to herein as the DIP Facility) in an aggregate original principal amount of up to US$1,571.0 million, which provided post-petition liquidity to support operations during the Chapter 11 process and to fund certain restructuring-related transactions.
The DIP Facility was structured to include (i) up to US$1,460.0 million of new-money commitments and (ii) up to US$111.0 million of “roll-up” amounts. The new-money commitments consisted of (x) up to US$671.0 million of new-money working capital financing, (y) US$676.0 million of new-money financing to repay US$525.0 million aggregate principal amount of Azul Secured Finance floating-rate superpriority notes due 2030; and (z) US$113.0 million of new-money financing to repay R$600.0 million aggregate principal amount of Azul Secured Finance II 13.5% Brazilian real-denominated secured notes due 2025 (in each case, as set forth in the DIP Facility documentation and the initial approved budget). The roll-up amounts consisted of (x) up to US$46.0 million of AerCap secured obligations and (y) up to US$65.0 million of Convertible Debentures secured obligations, in each case rolled into the DIP Facility pursuant to the terms of the DIP Facility documentation and the applicable Bankruptcy Court orders.
On February 6, 2026, Azul Secured Finance issued the Exit Notes at an issue price to investors of 99.028% of the principal amount thereof. The Exit Notes are guaranteed by the other Exit Notes Obligors. The Exit Notes are secured by first‑priority liens on a collateral package comprising certain receivables generated by Azul Fidelidade (our loyalty program), Azul Viagens (our travel package business) and Azul Cargo (our cargo business), as well as certain brands, domain names and other intellectual property used by our airline business, Azul Fidelidade, Azul Viagens and Azul Cargo, as well as shares and/or quotas (as applicable) of certain of our subsidiaries. We used the proceeds of the offering of the Exit Notes to repay the outstanding principal amount under the DIP Facility notes, and to support the implementation of the Plan, optimize our capital structure and enhance our liquidity position.

Azul S.A.	105

The offering of the Exit Notes and the related guarantees was not registered under the Securities Act or under any other federal or state securities laws of the United States and was conducted pursuant to exemptions from, or through transactions not subject to, the registration requirements of the Securities Act, including pursuant to Rule 144A under the Securities Act and Regulation S under the Securities Act (“Regulation S”).
On February 20, 2026, we prepaid in full US$1,443,879,142.17 in aggregate principal amount of its DIP Facility notes at a mandatory prepayment price of approximately 100.8% of the principal amount thereof, plus accrued and unpaid interest thereon.
Equitization of 1L/2L Claims
Prior to the Confirmation Date, the holders of 1L Notes Claims and 2L Notes Claims assigned their claims to the relevant Creditors’ Entity in exchange for equity interests therein. These assignments were deemed effective upon entry of the Confirmation Order, resulting in each Creditors’ Entity becoming the sole holders of the applicable claims, with each creditor’s interest in the relevant Creditors’ Entity proportional to the principal amount contributed.
On January 6, 2026, our shareholders approved amendments to our bylaws at an extraordinary general shareholders’ meeting (assembleia geral extraordinária) to increase our authorized capital. These amendments removed limitations on the number of common shares issuable within our authorized capital and enabled the issuance of the common shares and preferred shares required to be issued for the purposes of the Equitization of 1L/2L Claims.
In order to implement the Equitization of 1L/2L Claims Pursuant to the Plan, the Company conducted a primary public offering of common shares and preferred shares pursuant to the automatic registration procedure under Resolution 160 of the CVM (the “Equitization Offering”). The claims subject to the Equitization of 1L/2L Claims were used to subscribe for the common shares and preferred shares issued in the Equitization Offering. The Equitization Offering was conducted with priority subscription rights granted to existing shareholders of the Company.
The Equitization Offering was launched on December 22, 2025 and closed on January 9, 2026. Pursuant to the Equitization Offering, the Company issued 723,861,340,715 common shares and 723,861,340,715 preferred shares at a price of approximately R$0.00013527 per common share and a price of R$0.01014509 per preferred share. The Equity Offering was also accompanied by the issuance of warrants to subscribe for common shares and preferred shares of Azul to subscribers who subscribed for shares in the Equitization Offering. On January 14, 2026, the Company issued 7,018,994,185,085 preferred shares and 10,390,846,154,360 common shares in satisfaction of the warrant exercises at an exercise price of approximately R$0.00006655 per preferred share or common shares. Any unexercised warrants issued in connection with the Equitization Offering have expired worthless and are no longer outstanding. As a result of the Equitization Offering, approximately US$1.6 billion of first lien and second lien secured claims against the Debtors were converted into equity of the Company. In aggregate, the common shares and preferred shares issued by us as described in this paragraph, after giving effect to the Conversion, represent approximately 14.4% of our outstanding common shares on the date of this annual report.
The Equitization Offering was not registered under the Securities Act or under any other federal or state securities laws of the United States and was conducted pursuant to exemptions from, or through transactions not subject to, the registration requirements of the Securities Act, including pursuant to Section 1145 of the Bankruptcy Code and Regulation S.
Approximately US$200 million of first lien secured claims against the Debtors arose from Convertible Debentures Claims. On January 7, 2026, at a debentureholders’ meeting, holders of the Convertible Debentures approved the mandatory conversion of the Convertible Debentures (the “Debenture Conversion”) as contemplated by the Plan. On January 19, 2026, the Company issued 102,087,603,241,650 common shares pursuant to the Debenture Conversion, which number of common shares was calculated to reflect the impact of the Conversion and the First Reverse Share Split, which is the equivalent of 1,361,168,043,222 common shares following the First Reverse Share Split (or approximately 2.5% of our outstanding common shares on the date of this annual report).

106	Azul S.A.

The number of shares issued pursuant in the Equitization Offering was calculated to deliver the Plan-mandated allocations: (i) 97% of the common shares to holders of 1L Notes Claims and Convertible Debentures Claims; and (ii) 3% to holders of 2L Notes Claims, in each case, subject to dilution upon the Equity Rights Offering. Only principal amounts were considered for allocation purposes.
Following completion of the Equitization Offering and subsequent steps, the common shares held by the Creditors’ Entities were registered directly in the names of the underlying holders of 1L Notes Claims and 2L Notes Claims. After giving effect to the Conversion and the First Reverse Share Split (i) the holders of the 1L Notes Claims and the 2L Notes Claims (other than the Convertible Debentures Claims) held 7,891,051,625,734 common shares (or approximately 14.4% of our outstanding common shares as of the date hereof), and (ii) the holders of Convertible Debentures Claims held 1,361,168,043,222 common shares (or approximately 2.5% of our outstanding common shares as of the date hereof).
Governance Changes
As part of our Voluntary Reorganization, we implemented a new corporate governance framework designed to strengthen oversight, enhance strategic decision-making and better align the interests of our stakeholders with our long-term performance. The new governance structure includes revised bylaws, amended board composition, enhanced roles and responsibilities for our board of directors and executive officers, the establishment of an autonomous and independent statutory Strategy Committee, updated shareholder rights provisions, and a management incentive plan aligned with our post-emergence objectives.
In addition, as part of the governance and capital structure simplification implemented pursuant to the Plan, we transitioned to a single-class share structure. Prior to completion of the Voluntary Reorganization, our share capital consisted of common shares (which were primarily held by our founder and Chairman of the Board) and non-voting preferred shares (except for certain limited matters), with preferred shares convertible into common shares at a ratio of 75 common shares for one preferred share. At an extraordinary general meeting (assembleia geral extraordinária) held on January 12, 2026, our shareholders approved the Conversion, which became effective on January 15, 2026. As a result, our entire issued share capital now consists solely of common shares, each carrying one vote, and only common shares are listed on the B3.
To further rationalize our capital structure and reduce the number of outstanding shares following the Conversion, we effected the First Reverse Share Split at a ratio of 75 pre-split common shares for one post-split common share, which was approved at an extraordinary general meeting (assembleia geral extraordinária) held on February 12, 2026 and became effective on February 18, 2026. The First Reverse Share Split did not change the amount of our share capital. A corresponding reverse share split of our ADSs was implemented as a result of the First Reverse Share Split (the “ADS Reverse Share Split”).
These changes are intended to support our capital structure, improve accountability and transparency, and position us to execute our business plan following our emergence from the Chapter 11 Cases. The principal elements of this new governance framework are described in more detail under “Item 6.A. Directors and Senior Management—Board of Directors,” “—Board of Executive Officers” and “—Strategy Committee,” “Item 6.B. Management Compensation —Management Incentive Plan” and “Item 10.B. Memorandum and Articles of Association.”
General Unsecured Creditors
The treatment of general unsecured creditors in the Chapter 11 Cases varied based on the size of their claims. Creditors with general unsecured claims equal to or less than US$12.5 million were entitled to receive a pro rata share of a US$3.0 million cash pool. In contrast, general unsecured creditors with claims greater than US$12.5 million (the “Eligible Unsecured Holders”) were entitled by default to receive a pro rata share of a US$20.0 million cash pool (the “Cash-Out Pool”). However, Eligible Unsecured Holders had the option to elect participation in the GUC Trust, which was established on February 19, 2026 for their benefit, by selecting this option in their ballot when voting on the Plan. Eligible Unsecured Holders who elected to participate in the GUC Trust received their pro rata interest in the assets held by the GUC Trust. For those Eligible Unsecured Holders who did not elect to participate in the GUC Trust, their entitlement was limited to a distribution from the Cash-Out Pool, in accordance with the terms set forth in the Plan.

Azul S.A.	107

The GUC Trust received, and now holds and administers, the following assets:
•US$2.5 million in cash holdings;
•1,231,164,424,677 GUC Warrants to purchase 1,231,164,424,677 common shares (or ADSs representing such common shares), which number of common shares is equal to 2.2% of our total outstanding common shares on the Effective Date (taking into account all common shares issued as part of the Voluntary Reorganization, including those issued through the Equitization Offering and the Equity Rights Offering, and any shares issued upon the exercise of preemptive rights under these offerings, but excluding shares issued under our MIP). The GUC Warrants are exercisable at any time during the five-year period following the Effective Date, with an exercise price equal to the Brazilian reais equivalent on the exercise date to US$0.0000694306713902942 per common share set based on an equity valuation of US$3.8 billion, such exercise price being subject to certain adjustment events; and
•a non-transferable contingent value note providing for annual payments of US$6.5 million for each of the fiscal years ending December 31, 2027, 2028 and 2029, subject satisfying the following financial metrics for the relevant fiscal year:
◦generating consolidated EBITDAR (i.e., EBITDA adjusted according to our business plan following emergence from the Chapter 11 Cases) of at least R$8,549.0 million for 2027, R$9,160.0 million for 2028, and R$9,537.0 million for 2029;
◦having unrestricted cash and cash equivalents of at least R$3,238.0 million as of December 31, 2027, R$5,122.0 million as of December 31, 2028, and R$6,967.0 million as of December 31, 2029 (with such amounts increased by the amount of any proceeds received by us from the TAP Bonds at any time prior to the end of the relevant fiscal year); and
◦having a maximum net debt to EBITDAR ratio of 2.48x in 2027, 2.00x in 2028, and 1.68x in 2029 (with such ratio being adjusted to reflect the amount of any proceeds received by us from the TAP Bonds at any time prior to the end of the relevant fiscal year), provided that
◦on the date upon which there are no disputed Claims remaining in class 6 of the Plan, which shall be no later than April 20, 2026, the Annual CVR payment shall be reduced on a pro rata basis to the extent not all the Eligible Unsecured Holders elect to participate in the GUC Trust, provided that such reduction shall be made in consultation with the US Bank, National Association (the “GUC Trustee”); and
◦if any annual payment is not made with respect to any fiscal year as a result of the failure to satisfy the minimum cash test and/or the maximum net debt to EBITDA ratio test (i.e. the EBITDAR test for the relevant annual payment was satisfied), then we shall be required to re-test the minimum cash test and the maximum net debt to EBITDA test as of the end of each fiscal year through to and including the fiscal year ending December 31, 2030 (with the conditions tested using the 2029 thresholds specified above), except that if the 2027 annual payment is not made, then the catch-up obligation only applies until December 31, 2029. If all the conditions are satisfied, we shall be required to make a catch-up annual payment in addition to the annual payment for the most recently ended fiscal year.
The GUC Trust has the sole authority and power to distribute its net assets to its beneficiaries based on their pro rata interests in the GUC Trust. The Trust will make these distributions in accordance with the Plan, the Confirmation Order, and the GUC Trust agreement. All payments will be made only to the extent that the GUC Trust has sufficient assets to do so, after accounting for any reserves the GUC Trustee may establish as necessary under the Plan.

108	Azul S.A.

The GUC Trust will manage its reserves and make distributions from the net assets of the Trust. Any reserve accounts that the GUC Trustee establishes will be used to ensure that future liabilities are met, including potential adjustments to the distribution amounts as required by the Plan. Once the GUC Trust has completed its distributions and resolved all outstanding claims, it will enter a process of liquidation and dissolution. This process will be overseen by the GUC Trust trustee, who will ensure that any remaining assets of the GUC Trust are appropriately distributed and that all legal obligations are satisfied. Once all assets have been distributed and all necessary administrative tasks are completed, the GUC Trust will be formally dissolved.
Following the expiry of the preemptive rights exercise period, around the date of this annual report, we will issue the relevant GUC Warrants to the GUC Trust and issue GUC Warrants to any existing shareholders that validly exercised their preemption rights to subscribe for GUC Warrants.
Equity Rights Offering
The Equity Rights Offering was launched on February 3, 2026 and closed on February 20, 2026 pursuant to the Plan and related agreements, including the backstop commitment agreement, dated July 31, 2025, as amended and restated on November 4, 2025 and February 17, 2025 (the “Backstop Commitment Agreement”), the equity investment agreements dated November 7, 2025, as amended and restated on February 17, 2025 (the “Equity Investment Agreements”), and the additional investment agreement dated February 17, 2026 (the “Additional Investment Agreement”). See “—Backstop Commitment Agreement—Equity Investment Agreements—Additional Investment Agreements.”
In total, the Equity Rights Offering generated cash proceeds of R$4,987,045,576.68, funded by the Backstop Commitment Parties, United, and other participants, upon the issuance of 45,477,707,683,900 common shares (or approximately 82.8% of our outstanding common shares on the date of this annual report) at a price of R$0.000109656646388772000 per common share.
As detailed below, the investment of American into Azul is expected to be made pursuant to the American Warrants. See “—Equity Investment Agreements—American Warrants.”
Common shares were required to be subscribed for cash or, for certain lenders and noteholders under our DIP Facility, by delivering DIP Facility notes. Settlement of common shares subscribed through the exchange of claims occurred outside the B3 settlement systems via procedures administered by our share registrar. Cash subscribers settled through the B3’s systems.
As part of the aforementioned number of common shares issued in the Equity Rights Offering, (i) United acquired 4,775,816,000,000 common shares (or approximately 8.7% of our outstanding common shares as of the date hereof) for a subscription price equivalent to US$100 million pursuant to Equity Investment Agreement entered with United, (ii) the Additional Investment Holders acquired 4,847,450,307,051 common shares (or approximately 8.8% of our outstanding common shares on the date of this annual report) for a subscription price equivalent to US$100 million pursuant to the Additional Investment Agreement, and (iii) R$44.1 million of gross proceeds was provided to the Company through the exercise of preemption rights by existing shareholders). As described below, the investment by American into the Company is to be made pursuant to the American Warrants. See “Equity Investment Agreements—Additional Investment Agreements—American Warrants.”
The offering was conducted under CVM Resolution 160, the Level 2 rules of B3 and applicable ANBIMA standards, with concurrent ADS offerings to non-Brazilian investors under U.S. securities laws. It comprised a priority tranche for shareholders of record and an institutional tranche for professional and foreign investors. Following the Equitization of 1L/2L Cliams, former holders of 1L Notes Claims, Convertible Debentures and 2L Notes Claims became shareholders and received priority rights in the Equity Rights Offering. As required by the Plan, such holders waived those rights as needed to permit the guaranteed institutional allocations, but could participate in the institutional tranche.
The Equity Rights Offering was not registered under the Securities Act or under any other federal or state securities laws of the United States and was conducted pursuant to exemptions from, or through transactions not subject to, the registration requirements of the Securities Act, including pursuant to Section 4(a)(2) of the Securities Act and Regulation S.

Azul S.A.	109

In connection with the settlement of the Equity Rights Offering, the Company established two series of restricted ADSs pursuant to a restricted ADS letter agreement (common shares), dated as of January 5, 2026 (the “Restricted ADS Letter Agreement”), that was entered into in connection with the deposit agreement (as defined below). Common shares that were offered and sold in the Equity Rights Offering (i) outside the United States to certain investors that were not U.S. persons pursuant to Regulation S are represented by Regulation S restricted ADSs (“Regulation S Restricted ADSs”), and (ii) to certain professional investors in the United States in reliance on Section 4(a)(2) of the Securities Act are represented by Rule 144A restricted ADSs (“Rule 144A Restricted ADSs”). The terms of the Restricted ADS Letter Agreement provide for customary transfer restrictions in connection with the Regulation S Restricted ADSs and the Rule 144A Restricted ADSs (together, the “Restricted ADSs”) that the restrict the circumstances in which common shares underlying the Regulation ADSs can be withdrawn from the ADS program. The Regulation S Restricted ADSs (and the common shares represented thereby) shall cease to be restricted securities within the meaning of Rule 144(a)(3) under the Securities Act with effect from April 1, 2026 (which date is 40 days following the settlement of the Equity Rights Offering). Neither the Rule 144A Restricted ADSs nor the common shares represented thereby were, when issued, of the same class as securities listed on a national securities exchange registered under section 6 of the Exchange Act or quoted in a U.S. automated inter-dealer quotation system.
Backstop Commitment Agreement
In connection with the Plan and to ensure the successful execution of the Equity Rights Offering, we entered into the Backstop Commitment Agreement with the Backstop Commitment Parties on July 31, 2025, which was amended and restated on November 4, 2025 and February 17, 2026. Under the Backstop Commitment Agreement, the Backstop Commitment Parties committed, on a firm-commitment basis, to purchase up to US$650 million of common shares to ensure full subscription of the Equity Rights Offering. As consideration, the Backstop Commitment Parties received a 14% backstop fee payable in common shares at a 30% discount to the Plan equity value.
In the aggregate, the Backstop Commitment Parties subscribed for US$650 million of common shares in the Equity Rights Offering. See “—Equity Rights Offering.”
Equity Investment Agreements
On November 7, 2025, we entered into separate Equity Investment Agreements each of the Strategic Investors, which were amended and restated on February 17, 2026, pursuant to which the Strategic Investors committed to make an aggregate US$200 million equity investment in us.
Pursuant to the amended and restated Equity Investment Agreement with United, United funded its US$100 million equity commitment in connection with the Equity Rights Offering. United subscribed for US$100 million of common shares, corresponding to 4,775,816,632,216 common shares issued in the Equity Rights Offering. See “—Equity Rights Offering.”
Pursuant to the amended and restated Equity Investment Agreement with American, American’s US$100 million equity commitment is expected to be funded through the exercise of the American Warrants. See “—American Warrants.”
The Equity Investment Agreements, as amended and restated, contain provisions customary for transactions of this type, including representations and warranties, covenants and mutual indemnifications.
Additional Investment Agreement
On February 17, 2026, we entered into the Additional Investment Agreement with the Additional Investment Holders, pursuant to which such parties agreed to make incremental equity investments in connection with the Equity Rights Offering. In the aggregate, the Additional Investment Holders subscribed for US$100 million of common shares, corresponding to 4,847,450,307,051 common shares issued in the Equity Rights Offering. See “—Equity Rights Offering.”

110	Azul S.A.

The Additional Investment Agreement contain provisions customary for transactions of this type, including representations and warranties, covenants and mutual indemnifications.
American Warrants
On February 17, 2026, we and American entered into a warrant agreement, pursuant to which American agreed to subscribe for the American Warrants for an aggregate subscription price of R$1.00, subject to the satisfaction or waiver of certain conditions. Brazilian Corporations Law requires us to grant preemptive rights to its existing shareholders which, upon exercise, will entitle each shareholder the right to purchase a certain number of additional warrants, based on their pro rata equity stake in our share capital
We agreed to issue the American Warrants to American no later than two business days following the conclusion of the statutory preemptive rights period (and in any event not more than 50 days following the Effective Date). The American Warrants shall entitle American to subscribe for up to an aggregate of 4,775,816,307,051 common shares (or up to 8.7% of our common shares outstanding on the date of this annual report) for an aggregate exercise price of up to US$100 million, subject to the terms and conditions of the aforementioned agreements. The terms of the warrant agreement provide that American shall be mandatorily required to exercise the American Warrants within 15 business days upon receipt of the approval of the investment by CADE, subject to the terms and conditions of the warrant agreement.
Following the expiry of the preemptive rights exercise period, around the date of this annual report, we will issue the relevant American Warrants to American and issue American Warrants to any existing shareholders that validly exercised their preemption rights to subscribe for American Warrants.
Additional Investment Warrants
On February 17, 2026, we, United and certain of our existing creditors (the “Additional Investment Warrant Holders”) entered into entered into a warrant agreement, pursuant to which United Airlines and the Additional Investment Warrant Holders agreed to subscribe for the Additional Investment Warrants for an aggregate subscription price of R$1.00 per initial holder, subject to the satisfaction or waiver of certain conditions. Brazilian Corporations Law requires us to grant preemptive rights to its existing shareholders which, upon exercise, will entitle each shareholder the right to purchase a certain number of additional warrants, based on their pro rata equity stake in our share capital.
We agreed to issue the Additional Investment Warrants to United and the Additional Investment Warrant Holders no later than two business days following the conclusion of the statutory preemptive rights period (and in any event not more than 50 days following the Effective Date). The Additional Investment Warrants shall entitle (i) United to subscribe for an aggregate of up to 716,372,446,058 common shares (or up to 1.3% of our common shares outstanding on the date of this annual report) for an aggregate exercise price of up to US$15 million, and (ii) the Additional Investment Warrant Holders to subscribe for an aggregate of up to 477,581,630,701 common shares (or up to 0.9% of our common shares outstanding on the date of this annual report) for an aggregate exercise price of up to US$10 million (which is equivalent to approximately US$0.00002094 per common share), in each case subject to the terms and conditions of the aforementioned warrant agreement. The Additional Investment Warrants shall be exercisable, in whole or in part, by United and the Additional Investment Warrant Holders during the exercise period which commences on the issue date and ends on the date that is one year from the date that the Additional Investment Warrants are issued by us.
Following the expiry of the preemptive rights exercise period, around the date of this annual report, we will issue the relevant Additional Investment Warrants to United, issue the relevant Additional Investment Warrants to the Additional Investment Holders and issue Additional Investment Warrants to any existing shareholders that validly exercised their preemption rights to subscribe for Additional Investment Warrants.

Azul S.A.	111

C.Organizational Structure
Following the implementation of our Voluntary Reorganization, our shareholding structure became more dispersed and, as a result of the Conversion, we no longer have a controlling shareholder. As of the date of this annual report, our principal shareholders are set forth under “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders”.
We operate as a holding company and own 100% of our two principal subsidiaries: (i) ALAB; and (ii) IntelAzul S.A. (formerly Tudo Azul S.A.). The following organizational chart sets forth, in summary form, our shareholding structure and our material direct or indirect subsidiaries as of the date of this annual report:

ALAB is our original operating subsidiary through which we operate all of our flight activities. ALAB wholly owns Azul Finance LLC and Azul Finance 2 LLC, subsidiaries incorporated in Delaware for the purpose of acquiring next-generation Airbus A320neos from Airbus and E-Jets from Embraer, as well as Azul Finance 3, LLC, a subsidiary incorporated in Delaware in connection with our engine maintenance finance entered into with AerCap. ALAB also wholly owns Azul SOL LLC, a subsidiary incorporated in Delaware, through which ALAB holds the option to purchase six E-Jets under a lease structure, and Blue Sabia LLC, a wholly-owned subsidiary incorporated in Delaware, which subleased certain aircraft to Portugalia – Companhia Portuguesa de Transportes Aéreos, S.A., a subsidiary of TAP.
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

112	Azul S.A.

ALAB wholly owns TwoFlex (rebranded Azul Conecta Ltda.), a domestic airline based in the city of Jundiaí, State of São Paulo, Brazil, which offers sub-regional domestic passenger and cargo service in Brazil, increasing our connectivity. ALAB is also the Managing Partner of Azul Investments, Azul Secured Finance and Azul Secured Finance 2, limited liability partnerships incorporated in Delaware for the issuance of debt securities in the United States. ALAB also wholly owns a non-operating subsidiary, Cruzeiro Participações S.A., located in Brazil.
ALAB wholly owns Canela Investments, a limited liability company incorporated in Delaware, which is the parent company of our aircraft operating companies that finance aircraft in U.S. dollars. Canela Investments wholly owns Canela Turbo Three and Canela 336 LLC, limited liability companies incorporated in Delaware.
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
We, ALAB, IntelAzul and Azul Viagens, own 100% of the issued ordinary shares in the capital of Azul IP Cayman HoldCo, an exempted company incorporated with limited liability under the laws of the Cayman Islands, except for a single special share by a special shareholder with limited voting rights. Azul IP Cayman HoldCo owns 100% of the issued ordinary shares in the capital of Azul IP Cayman Co, an exempted company incorporated with limited liability under the laws of the Cayman Islands, except for a single special share by a special shareholder with limited voting rights.
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
We also lease four hangars totaling 29,560.64 square meters for our full capability maintenance center in Belo Horizonte, with expirations up to 2035. We also lease one hangar in Manaus totaling 3,133.20 square meters and one in Cuiabá totaling 2,535.71 square meters for E-Jets and ATR line maintenance with leases expiring in 2026 and an undetermined period, respectively. We also lease one hangar in São Paulo, Congonhas Airport totaling 13,657.43 square meters with leases expiring in 2026. We also lease one hangar in Campinas totaling 92,219.86 square meters, with the lease expiring in 2042. Our training facility for pilot and cabin crew education, UniAzul, located at Viracopos airport has 14,576 square meter is under a lease agreement that expires in 2027. We also lease a 900 square foot office complex, located in Fort Lauderdale within the airport area.

Azul S.A.	113

We also lease 9 cargo terminals in Brazil. We lease one cargo terminal in São Paulo, Congonhas Airport totaling 251,475 square meters with the lease expiring in 2026. We lease one cargo terminal in Belo Horizonte, Confins Airport totaling 61,470 square meters with the lease expiring in 2028. We also lease a cargo terminal in Fortaleza, totaling 133,664 square meters with the lease expiring in 2026. We also lease one cargo terminal in Manaus, totaling 83,740 square meters with the lease expiring in 2027. We also lease one cargo terminal in Ribeirão Preto totaling 136,591 square meters with the lease expiring in 2028. We also lease a cargo terminal in Recife, totaling 433,873 square meters with a lease expiring in 2028. We also lease 3 cargo terminals in Campinas, totaling 644,675 square meters with leases expiring in 2028.
We have also entered into a lease agreement for an office complex in Fort Lauderdale, United States.
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
Principal Factors Affecting Our Financial Condition and Results of Operations
We believe our operating and business performance is driven by various factors that affect the global and Brazilian economy, the Brazilian airline industry, trends affecting the broader Brazilian travel industry, and trends affecting the specific markets and customer base that we target. The following key factors may affect our future performance. In 2025, we continued to experience some challenges as the weakening Brazilian real, significant OEM and supply chain issues, and higher-than-expected fuel prices. However, despite the challenges, we grew as an airline during 2025, kept our reach to 160 destinations, improved our punctuality from being the 10th most punctual airline in the world to being the 4th, according to Cirium. In 2025 the demand for our products and services remained extremely strong, our capacity and traffic increased 10% and 12% respectively. Through our strong operations, we now have the ability to focus on our growth and margin expansion for the next several years. We continue to see exciting opportunities in our passenger, loyalty, vacations and logistics businesses.

114	Azul S.A.

Financial markets have been negatively impacted by the current macroeconomic trends, including high interest rates, rising inflation, and more recently, the imposition of tariffs by the United States on foreign countries, and concerns regarding the escalation of geopolitical tensions and armed conflicts. Uncertainty remains and potential impacts on the broader economy, and our business, our business partners, and/or industry as a whole may be adversely impacted in ways that we cannot predict at this time.
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

	As of and for the Years ended December 31,
	2025	2024	2023

Real growth in gross domestic product	2.5%	3.4%	2.9%
Inflation (IGP-M)(1)	(1.05)%	6.54%	(3.18)%
Inflation (IPCA)(2)	4.26%	4.83%	4.46%
Long-term rates – TLP (average)(3)	8.66%	5.30%	6.55%
CDI Rate (average)(4)	14.33%	10.88%	13.04%
SOFR 3-month (average)	4.2%	3.4%	5.5%
Period-end exchange rate—reais per US$ 1.00	5.50	6.19	4.90
Average exchange rate—reais per US$ 1.00(5)	5.58	5.39	5.00
Average depreciation of the real vs. US$	(3.5)%	(7.8)%	(3.3)%
WTI crude price (average US$ per barrel during period)	65.39	94.53	77.66
Unemployment rate(6)	5.1%	6.6%	7.8%

Source: FGV, IBGE, Central Bank, Bloomberg and Energy information administration
(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP was replaced by TLP and is the Brazilian long-term interest rate (average of monthly rates for the year).
(4)	The CDI Rate is an average of inter-bank overnight rates in Brazil (daily average for the period).
(5)	Average of the exchange rate on each business day of the year.
(6)	Average unemployment rate for year as measured by IBGE.
According to IBGE, the Brazilian economy grew 2.5% in 2025 mainly due to the recovery of the agricultural sector, followed by an increase in the services and industry. In comparison, GDP grew by 3.4% in 2024 and 2.9% in 2023, representing a continued recovery from the impacts of the COVID-19 pandemic which contributed to a 3.3% decrease in GDP in 2020.
In terms of passenger demand as measured by RPKs, according to ANAC, grew by 10.8% compared to 2024, while the supply ASK (Available Seat Kilometers) increased by 10%. In the comparison between December 2025 and December 2024, demand grew by 11.7%, while supply increased by 10.1%.

Azul S.A.	115

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
As of December 31, 2025, 16% and 14% of our domestic network overlapped with that of Gol and LATAM, respectively. At Viracopos airport, our primary hub, only 3 out of 71 domestic destinations faced direct competition from Gol or LATAM as of December 31, 2025.
In addition, we were the sole airline on 80% of our routes, we are the leading airline in 115 Brazilian cities in terms of departures and carried approximately 32 million passengers in the year ended December 31, 2025.
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
The table below shows our average fare in reais for the periods indicated, reflecting our total passenger revenue divided by passenger flight segments for such periods:

	Average Fare (R$)
Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2023	590.80	550.10	587.60	643.63
2024	604.40	521.20	588.60	629.90
2025	633.80	574.08	656.25	671.41

116	Azul S.A.

Effects of Exchange Rates, Interest Rates and Inflation
Our results of operations are affected by currency fluctuations. For the year ended December 31, 2025, 79.3% of our revenue was domestic and therefore denominated in reais while 45.2% of our operating expenses were either payable in or affected by the U.S. dollar, such as aviation fuel, certain flight hour maintenance contract payments and aircraft insurance. We also have certain aircraft debt denominated in U.S. dollars, see “Item 5.B. Liquidity and Capital Resources—Loans and Financings.” We use short-term arrangement to hedge against exchange rate exposure related to our aircraft lease and other rent payment obligations.
We also have assets denominated in foreign currency, including security deposits, maintenance reserves, cash and equivalents, among other assets, providing us with a natural hedge against our U.S. dollar denominated liabilities to the extent that such assets are denominated in U.S. dollars. In addition, our aircraft, engines, and spare parts are commercialized in U.S. dollars.
Inflation also had, and may continue to have, effects on our financial condition and results of operations. For the year ended December 31, 2025, approximately, 21.1% of our operating expenses, including salaries, catering and ground handling expenses were impacted by changes in inflation.
The Central Bank determines the base interest rate in order to manage inflation. Variations in interest rate affect primarily our long-term obligations subject to variable interest rates, including our loans and financing. As of December 31, 2025, we had R$23,059.6 million in current and noncurrent loans and financing of which 2.9% were indexed by the CDI rate, or interbank interest rate. In addition, interest rates also affect our financial income to the extent that we have investments indexed to the CDI Rate. The Central Bank has changed the base interest rate several times over the past years in order to keep inflation within its targets.
Principal Components of Our Results of Operations
Operating Revenue
Our operating gross revenue is primarily derived from transporting customers in our aircraft. For the year ended December 31, 2025, 92.4% of our gross revenue was derived from passenger revenue, and 7.6% was derived from other revenue.
For the year ended December 31, 2025, 79.3% of our revenue was domestic and therefore denominated in Brazilian reais. Passenger revenue is recognized either upon departure of the scheduled flight or when a purchased ticket expires unused, including revenue related to the redemption of Azul Fidelidade points for Azul flights. Cargo revenue is recognized when transportation is provided. Passenger revenue depends on our capacity, load factor and yield. Capacity is measured in terms of ASKs, which represents the number of seats we make available on our aircraft multiplied by the number of kilometers these seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing RPKs, which represents the number of kilometers flown by revenue passengers, by ASKs. Yield is the average amount that one passenger pays to fly one kilometer. We use RASK, or revenue divided by ASKs, and PRASK, or passenger revenue divided by ASKs, as our key performance indicators, because we believe they enable us to evaluate the balance between load factor and yield. Since our first year of operations, we have maintained a significant RASK and PRASK premium compared to our competitors given our higher load factors and yields. We expect that our strategy will enable us to maintain that premium in the future.
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

Azul S.A.	117

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
Our largest operating expense is aviation fuel, which represented 33.0% of our total operating expenses in 2025, 34.6% of our total operating expenses in 2024 and 34.9% in 2023. Aircraft fuel prices in Brazil are much higher than in the United States, as the Brazilian infrastructure needed to produce, transport and store fuel is expensive and aviation fuel prices are controlled by a concentrated number of suppliers. Our aviation fuel expenses are variable and fluctuate based on global oil prices. Since global prices are denominated in U.S. dollars, our aviation fuel costs are also subject to exchange rate fluctuations between the real and U.S. dollar.
During the year ended December 31, 2025, the fuel price per liter decreased 5.1%, from R$4.21 per liter for the year ended December 31, 2024 to R$4.00 per liter for the year ended December 31, 2025.
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
In addition, local taxes applicable to the sale of jet fuel are high, ranging from —% to 18.0%. Different states in Brazil apply different rates of value-added tax to fuel, requiring us to continually adjust our fuel prices to optimize fuel uplift. Several states in Brazil offer a value-added fuel tax relief or subsidy to airlines that provide better connectivity between cities within the state and other domestic or international destinations. Given the size of our network and diversified fleet, we believe we pay lower value-added fuel tax rates compared to our main competitors.
Salaries and benefits paid to our Crewmembers, include, among others, health care, dental care, child care reimbursement, life insurance, funeral assistance, school aid (granted to expatriate executive officers only), housing allowance (granted to expatriate executive officers only), bonuses, pension plans, transportation tickets, food allowances and meal vouchers. We believe that we have a cost advantage compared to industry peers in salaries and benefits expenses due to high employee productivity measured by the average number of employees per aircraft. We had 81 FTEs per aircraft as of December 31, 2025. We also benefit from generally lower labor costs in Brazil, when compared to other countries, which is somewhat offset by lower productivity due to government requirements over employee labor conditions and taxes on payroll.
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

118	Azul S.A.

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
Our maintenance and repair expenses consist of line maintenance checks and certain maintenance fees based on number of hours flown to access spare parts to repair aircraft and engines. Our fleet is the youngest compared to our main competitors, with an average age of 7.2 years, excluding our Cessna Caravan aircraft as of December 31, 2025. As the aircraft age, our maintenance expenses tend to increase.
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

Azul S.A.	119

We and our subsidiaries had net operating loss carryforwards of R$26,352.2 million for the year ended December 31, 2025, represented by income tax losses and negative basis of social contribution.
Critical Accounting Policies and Estimates
For this discussion, see our audited consolidated financial statements included elsewhere in this annual report.
Impact of the Voluntary Reorganization on our Results of Operations
In 2025, our results of operations and financial condition were significantly affected by the implementation of our Voluntary Reorganization under the Chapter 11 Cases. See “Item 4. Information on the Company—Business Overview—Voluntary Reorganization.” The Voluntary Reorganization was driven primarily by the economic distress and travel disruptions that resulted from the COVID-19 pandemic and a catastrophic flood in 2024 which forced the temporary closure of Porto Alegre airport (one of our strategic airports), combined with the effects of customer litigation, a difficult macroeconomic environment. including the effects of global inflation, as well as OEM disruptions. These events materially reduced demand, increased operational disruptions and tightened liquidity, ultimately leading us to seek relief under the Chapter 11 Cases.
Following extensive negotiations with our key financial stakeholders, the Bankruptcy Court entered the Confirmation Order on December 19, 2025, and we emerged from the Chapter 11 Cases on the Effective Date. Upon emergence, we consummated all material transactions contemplated by the confirmed the Plan, including: (i) the AerCap Global Settlement; (ii) the Fleet Restructuring; (iii) the entry into new Exit Financing Facilities that replaced our DIP Facility and reprofiled our capital structure; (iv) the Equitization of 1L/2L Claims, pursuant to which the 1L Notes Claims, the Convertible Debenture Claims, and 2L Notes Claims were exchanged for common shares; (v) a new governance structure; (vi) the establishment of the GUC Trust for the benefit of general unsecured creditors, which received, holds and administers the GUC Assets on behalf of the beneficiaries of the GUC Trust; (vii) the Equity Rights Offering, with the subscription and payment in cash of common shares by the Backstop Commitment Parties, United, and the Additional Investment Holders and (viii) the American Warrants (pursuant to which American is expected to fund its committed equity investment through the exercise thereof after the Effective Date in accordance with its terms) and the Additional Investment Warrants, each of which provides for potential additional capital and liquidity, which provided new capital and liquidity. See “Item 4.B. Business Overview—Voluntary Reorganization.” With the exception of our DIP Facility and certain interim transactions, the aforementioned transactions were implemented after December 31, 2025 and accordingly are not reflected in our financial results for the year ended December 31, 2025.
These transactions required the application of significant accounting judgments under IFRS, including the measurement and derecognition of liabilities, recognition of new financial instruments, valuation of common shares issued upon emergence, and the reassessment of useful lives, lease terms and right-of-use assets in connection with our updated fleet plan. The Voluntary Reorganization also resulted in material gains and losses recognized in our consolidated statements of operations, including reorganization items, fair value adjustments and extinguishment of debt.
As a result, our financial statements for the year ending December 31, 2026 (and interim periods within that) will reflect the substantial one-time effects of the Voluntary Reorganization as well as the initial impacts of our simplified post-emergence capital structure, fleet profile and cost base.

120	Azul S.A.

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
The following chart includes certain operating information that evidences the evolution of our business between 2008 through December 31, 2025:

			Total Aircraft at End of Period
As of	Cities Served	FTEs	Owned	Leased	Total(1)

December 31, 2008(1)	3	712	3	2	5
December 31, 2009(1)	17	1,535	8	6	14
December 31, 2010(1)	28	2,940	14	13	27
December 31, 2011(1)(2)	43	4,329	22	27	49
December 31, 2012(1)	100	8,914	50	74	124
December 31, 2013(1)	103	9,848	56	81	137
December 31, 2014(1)	106	10,501	46	107	153
December 31, 2015(1)	102	10,533	46	106	152
December 31, 2016(1)(3)	102	10,311	39	100	139
December 31, 2017(1)(3)	104	10,878	27	120	147
December 31, 2018(1)(3)	110	11,807	20	123	143
December 31, 2019(3)	116	13,189	19	147	166
December 31, 2020(4)	112	11,946	34	158	192
December 31, 2021(5)	147	12,485	37	155	192
December 31, 2022(6)	158	13,543	40	172	212
December 31, 2023(6)	167	15,248	40	169	209
December 31, 2024(1)	152	15,367	38	182	220
December 31, 2025(1)	144	15,547	39	188	227

(1)	Includes aircraft held under finance and operating leases.
(2)	Includes operating information resulting from the TRIP acquisition since November 30, 2012.
(3)	Includes aircraft subleased to TAP, 15 as of December 31, 2019 and 13 as of December 31, 2020.
(4)	Includes 13 aircraft subleased to TAP and 1 subleased to Breeze Airways.
(5)	Includes 6 aircraft subleased to TAP and 3 subleased to Breeze Airways.
(6)	Includes 3 aircraft subleased to Breeze Airways.

Azul S.A.	121

Comparison of the year ended December 31, 2025 to the year ended December 31, 2024

	Years Ended December 31,		Percent Change
	2025	2024

	(in thousands of reais)
Passenger revenue	19,997,726	18,123,135	10.3%
Other revenues	1,642,667	1,403,073	17.1%
Total revenue	21,640,393	19,526,208	10.8%

Aircraft fuel	(5,710,291)	(5,583,503)	2.3%
Salaries and benefits	(2,693,363)	(2,722,872)	(1.1)%
Airport taxes and fees	(1,266,186)	(1,074,818)	17.8%
Auxiliary services for air transport	(956,933)	(872,481)	9.7%
Maintenance	(824,058)	(789,222)	4.4%
Advertising and publicity	(915,442)	(889,224)	2.9%
Depreciation and amortization	(3,013,375)	(2,563,982)	17.5%
Impairment and onerous contracts	—	143,790	(100.0)%
Insurance	(100,401)	(79,588)	26.2%
Renegotiations - Chapter 11	181,893	—	100.0%
Breakage - GUC	1,724,867	—	100.0%
Restructuring costs - Chapter 11	(871,028)	—	100.0%
Other	(2,874,606)	(1,703,676)	68.7%
Total expenses	(17,318,923)	(16,135,576)	7.3%

Operating profit	4,321,470	3,390,632	27.5%

Financial income	904,083	239,058	278.2%
Financial expenses	(10,295,119)	(5,247,414)	96.2%
Derivative financial instruments, net	986,521	317,729	210.5%
Foreign currency exchange, net	4,207,915	(7,890,179)	(153.3)%
Financial result	(4,196,600)	(12,580,806)	(66.6)%

Income (loss) before income tax and social contribution	124,870	(9,190,174)	(101.4)%

Current income tax and social contribution	(12)	(723)	(98.3)%
Deferred income tax and social contribution	—	39,526	(100.0)%

Income (loss) for the year	124,858	(9,151,371)	(101.4)%

122	Azul S.A.

The table below sets forth the breakdown of our operating revenues and expenses on a per-ASK basis for the periods indicated:

	For the Year Ended December 31,		Percent Change
	2025	2024
	(per ASK in R$ cents)

Total revenue:
Passenger revenue	39.28	39.15	0.3%
Cargo and other revenue	3.23	3.03	6.6%
Total revenues	42.51	42.18	0.8%
Operating expenses:
Aircraft fuel	11.22	12.06	(7.0)%
Salaries and benefits	5.29	5.88	(10.0)%
Depreciation and amortization	5.92	5.54	6.9%
Airport fees	2.49	2.32	7.3%
Passenger expenses	1.88	1.88	—%
Advertising and publicity	1.80	1.92	-6.2%
Maintenance and repairs	1.62	1.70	(4.7)%
Other operating expenses	3.80	3.54	7.3%
Total operating expenses, net	34.02	34.86	(2.4)%
The table below presents our passenger revenue and selected operating data for the periods indicated.

	For the Year Ended December 31,		Percent Change
	2025	2024

Passenger revenue (in millions of reais)	19,998	18,123	10.3%
Available seat kilometers (ASKs) (millions)	50,908	46,292	10.0%
Load factor (%)	83.2%	81.6%	2.0%
Passenger revenue per ASK (cents) (PRASK)	39.28	39.15	0.3%
Operating revenue per ASK (cents) (RASK)	42.51	42.18	0.8%
Yield per passenger kilometer (cents)	47.05	47.97	(1.9)%
Number of departures	310,713	322,082	(3.5)%
Block hours	575,448	567,774	1.4%
Revenue
In 2025, Azul´s total operating revenue increased 10.8% or R$2,114.2 million in the year ended December 31, 2025, reaching a record of R$21.6 billion mainly due to a healthy demand environment, robust ancillary revenues and the notable performance of our other businesses units.

Passenger Revenue
Passenger revenue increased 10.3% or R$1,874.6 million, from R$18,123.1 million in the year ended December 31, 2024 to R$19,997.7 million in 2025, due primarily to (i) a strong demand in both domestic and international passenger demand, (ii) the robust ancillary revenues and notable performance of our other businesses units, in particular Azul Fidelidade and Azul Viagens, and (iii) increase in the average fares charged to our passengers.

Azul S.A.	123

Other Revenues
Other Revenues increased 17.1% or R$239.6 million, from R$1,403.1 million in the year ended December 31, 2024 to R$1,642.7 million in 2025, due primarily to (i) an increase in international cargo net revenue of 23.7% or R$53.1 million, from R$224.1 million in the year ended December 31, 2024 to R$277.3 million in 2025, and (ii) the expansion in our diversified customer base with growth among retailers, manufacturers, and e-commerce operators in Brazil who use our logistic solutions.
Operating Expenses
For the year ended December 31, 2025, Azul recorded operating expenses of R$17.3 billion, compared to R$16.1 billion in the year ended December 31, 2024, representing a 7.3% increase, mainly due to inflation of 4.3% in the period, an increase in number of legal claims related to irregular operations that occurred mostly in 2024, and a 28.7% increase in international capacity, for which we incur higher costs, and a 4.3% depreciation of the Brazilian real against the U.S. dollar, partially offset by a higher productivity and a 5.0% reduction in fuel price.
Aircraft fuel. Aircraft fuel increased R$126.8 million, or 2.3%, from R$5,583.5 million in the year ended December 31, 2024 to R$5,710.3 million in the year ended December 31, 2025, mostly due to a 7.8% increase in fuel consumption partially offset by the reduction of 5.1% in fuel price.
Salaries and benefits. Salaries and benefits decreased 1.1% or 29.5 million, from R$2,722.9 million in the year ended December 31, 2024 to R$2,693.4 million in the year ended December 31, 2025, mainly driven by higher productivity through a reduction in FTE and several cost-reduction strategies, partially offset by our capacity increase of 10.0% in 2025 and a 4.8% union increase in salaries as a result of collective bargaining agreements applicable to all airline employees in Brazil
Airport taxes and fees. Airport taxes and fees increased 17.8% or R$191.4 million, from R$1,074.8 million in the year ended December 31, 2024 to R$1,266.2 million in the year ended December 31, 2025, mostly driven by the 5.4% increase in domestic capacity and a 28.7% increase in international capacity, for which we pay higher airport taxes and fees that are also generally denominated in U.S. dollars.
Auxiliary services for air transport. Auxiliary services for air transport increased 9.7% or R$84.5 million, from R$872.5 million in the year ended December 31, 2024 to R$956.9 million in the year ended December 31, 2025, primarily due the increase in international departures which have higher expenses, the 3.4% increase in passengers, in addition to 4.3% inflation in the period, partially offset by the optimization of our onboard services.
Advertising and publicity. Advertising and publicity expenses increased 2.9%, or R$26.2 million, from R$889.2 million in the year ended December 31, 2024 to R$915.4 million in the year ended December 31, 2025, mostly driven by the 10.3% increase in passenger revenue, leading to an increase in credit card fees and commissions.
Maintenance. Maintenance increased 4.4%, or R$34.8 million, from R$789.2 million in the year ended December 31, 2024 to R$824.1 million in the year ended December 31, 2025, mostly driven by 4.3% average depreciation of the real against the U.S. dollar and one-time events, partially offset by savings from insourcing of maintenance events and renegotiations with suppliers.
Depreciation and amortization. Depreciation and amortization increased 17.5% or R$449.4 million, from R$2,564.0 million in the year ended December 31, 2024 to R$3,013.4 million in the year ended December 31, 2025, driven by the increase in the size of our fleet compared to 2024, as a result of the fleet transformation process, which increased the right of-use assets recognized at a higher foreign exchange rate, and the increase in spare engines due to supply issues with OEMs.
Impairment and onerous contracts. Impairment and onerous contracts. decreased 100.0% from R$143.8 million in the year ended December 31, 2024 to R$0 in 2025, mainly due to the non-changes on the expected use of aeronautical materials.

124	Azul S.A.

Insurance. Insurance increased 26.2%, or R$20.8 million, from R$79.6 million in the year ended December 31, 2024 to R$100.4 million in the year ended December 31, 2025, mostly driven by the increase in D&O insurance and the increase in total contractual fleet.
Restructuring. As part of the restructuring process concluded under Chapter 11, we recognized gains of R$1,035.7 million primarily related to the renegotiations with stakeholders, breakage, and restructuring costs mainly related to professional advisors in the Voluntary Reorganization.
Other. Other increased 68.7% or R$1,170.9 million, from R$1,703.7 million in 2024 to R$2,874.6 million in 2025 mainly due to an increase in legal claims related to irregular operations occurred mostly in 2024 and 4.3% annual inflation.
Operating Profit
Operating profit increased 27.5%, or R$930.8 million, from R$3,390.6 million for the year ended December 31, 2024 to R$4,321.5 million in 2025. This increase is mainly due to a strong increase in revenue, a 10% increase in our capacity and a reduction in fuel burn per ASK as a result of our more efficient next-generation fleet and the positive impact from the lease renegotiations.
Financial Result
Financial income. Financial income increased 278.2%, or R$665.0 million, from R$239.1 million for the year ended December 31, 2024 to R$904.1 million in 2025, mainly due to the gain on the conversion of debt into shares.
Financial expenses. Financial expenses increased 96.2%, or R$5,047.7 million, from R$5,247.4 million for the year ended December 31, 2024 to R$10,295.1 million in 2025, mainly due to debt restructuring costs and the interest on the DIP Facility borrowed in 2025.
Derivative financial instruments, net. Derivative financial instruments, net, profit was of R$986.5 million for the year ended December 31, 2025, compared to R$317.7 million in 2024, mainly due to R$433 million positive effects on convertible debentures balance related to share price devaluation.
Foreign currency exchange, net. The net currency exchange effect on our monetary assets and liabilities when remeasured into reais, amounted to a non-cash gain on net monetary and foreign exchange variations of R$4,207.9 million for the year ended December 31, 2025, a net difference of R$12,098.1 million when compared to a loss of R$7,890.2 million in the year ended December 31, 2024, mainly due to the depreciation of the Brazilian real against the U.S. dollar of 4.3% in 2025, in addition to the increased in our debt denominated in U.S. dollars related of the borrowing of the DIP Facility.
Deferred income tax and social contribution
In the year ended December 31, 2025, there were no expenses related to deferred income tax and social contributions.

Azul S.A.	125

Profit for the Year
Profit for the year increased R$9,276.2 million, from a loss of R$9,151.4 million for the year ended December 31, 2024 to a profit of R$124.9 million in 2025, due to the reasons explained above.
Comparison of the year ended December 31, 2024 to the year ended December 31, 2023

	Years Ended December 31,		Percent Change
	2024	2023

	(in thousands of reais)
Passenger revenue	18,123,135	17,227,728	5.2%
Other revenues	1,403,073	1,326,697	5.8%
Total revenue	19,526,208	18,554,425	5.2%

Aircraft fuel	(5,583,503)	(5,890,485)	(5.2)%
Salaries and benefits	(2,722,872)	(2,408,364)	13.1%
Airport taxes and fees	(1,074,818)	(1,059,258)	1.5%
Auxiliary services for air transport	(872,481)	(807,563)	8.0%
Maintenance	(789,222)	(898,282)	(12.1)%
Advertising and publicity	(889,224)	(779,264)	14.1%
Depreciation and amortization	(2,563,982)	(2,404,223)	6.6%
Impairment and onerous contracts	143,790	245,636	(41.5)%
Insurance	(79,588)	(89,492)	(11.1)%
Other	(1,703,676)	(2,802,036)	(39.2)%
	(16,135,576)	(16,893,331)	(4.5)%

Operating profit (loss)	3,390,632	1,661,094	104.1%

Financial income	239,058	220,141	8.6%
Financial expenses	(5,247,414)	(5,608,771)	(6.4)%
Derivative financial instruments, net	317,729	(238,458)	(233.2)%
Foreign currency exchange, net	(7,890,179)	1,625,064	(585.5)%
Financial result	(12,580,806)	(4,002,024)	214.4%

Loss before income tax and social contribution	(9,190,174)	(2,340,930)	292.6%

Current income tax and social contribution	(723)	—	100.0%
Deferred income tax and social contribution	39,526	(39,526)	(200.0)%

Loss for the year	(9,151,371)	(2,380,456)	284.4%

126	Azul S.A.

The table below sets forth the breakdown of our operating revenues and expenses on a per-ASK basis for the periods indicated:

	For the Year Ended December 31,		Percent Change
	2024	2023
	(per ASK in R$ cents)

Total revenue:
Passenger revenue	39.15	39.46	(0.8)%
Cargo and other revenue	3.03	3.03	—
Total revenue	42.18	42.48	(0.7)%
Operating expenses:
Aircraft fuel	12.06	13.39	(9.9)%
Salaries and benefits	5.88	5.45	7.9%
Depreciation and amortization	5.54	5.26	5.3%
Airport fees	2.32	2.40	(3.3)%
Passenger expenses	1.88	1.84	2.2%
Advertising and publicity	1.92	1.77	8.5%
Maintenance and repairs	1.70	1.56	9.0%
Other operating expenses	3.54	4.23	(16.3)%
Total operating expenses, net	34.86	35.89	(2.9)%

n.a. = not applicable
The table below presents our passenger revenue and selected operating data for the periods indicated.

	For the Year Ended December 31,		Percent Change
	2024	2023

Passenger revenue (in millions of reais)	18,123	17,228	5.2%
Available seat kilometers (ASKs) (millions)	46,292	44,006	5.2%
Load factor (%)	81.6%	80.4%	1.2%
Passenger revenue per ASK (cents) (PRASK)	39.15	39.46	(0.8)%
Operating revenue per ASK (cents) (RASK)	42.18	42.48	(0.7)%
Yield per passenger kilometer (cents)	47.97	49.05	(2.2)%
Number of departures	322,082	316,896	1.6%
Block hours	567,774	550,843	3.1%
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

Azul S.A.	127

Other Revenues
Other Revenues increased 5.8% or R$76.4 million, from R$1,326.7 million in the year ended December 31, 2023 to R$1,403.1 million in 2024, due primarily to (i) an increase in international cargo net revenue of 8.7% or R$17.9 million, from R$206.3 million in the year ended December 31, 2023 to R$224.1 million in 2024 and, (ii) the expansion in our diversified customer base with growth among retailers, manufacturers, and e-commerce operators in Brazil who use our logistic solutions.
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
Salaries and benefits. Salaries and benefits increased 13.1% or R$314.5 million, from R$2,408.4 million in the year ended December 31, 2023 to R$2,722.9 million in the year ended December 31, 2024, mainly driven by our capacity increase of 5.2% in 2024, a 4.8% union increase in salaries as a result of collective bargaining agreements applicable to all airline employees in Brazil, and the insourcing of certain activities as total costs reduction initiatives.
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

128	Azul S.A.

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
Deferred income tax and social contribution
In the year ended December 31, 2024, expenses related to deferred income tax and social contributions totaled R$39.5 million, mostly reversal of provisions constituted in 2023 due to temporary differences recognized related to foreign exchange variations which are taxed on a cash basis.
Loss for the Year
Loss for the year increased R$6,770.9 million or 284.4%, from R$2,380.5 million for the year ended December 31, 2023 to R$9,151.4 million in 2024, due to the reasons explained above.

Azul S.A.	129

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
As of December 31, 2025, our total cash position consisting of cash and cash equivalents and short-term and long-term investments, was R$1,017.9 million compared to R$2,322.4 million as of December 31, 2024.
We believe that we will continue to be able to access equity and debt capital markets if and when necessary.
The table below presents our cash flows from operating, investing and financing activities for the periods indicated:

	For the Year Ended December 31,
	2025	2024	2023
	(in thousands of reais)
Cash Flow
Net cash provided (used) by operating activities	(1,232,522)	2,787,024	3,439,691
Net cash used by investing activities	(573,380)	(1,565,655)	(874,482)
Net cash provided (used) by financing activities	1,708,927	(1,920,109)	(1,392,942)
Exchange rate changes on cash and cash equivalents	(121,390)	11,413	56,721
Increase (Decrease) in cash and cash equivalents	(218,365)	(687,327)	1,228,988
Net Cash Provided (Used) By Operating Activities
Net cash provided (used) by operating activities in 2025 was R$1,232.5 million used compared to R$2,787.0 million provided in the year ended December 31, 2024. The reduction of the operating cash flows was mainly due to (i) an increase in losses in the period due to foreign currency exchange variations and (ii) lower level of anticipations of accounts receivables in 2025 compared to 2024.

130	Azul S.A.

Net Cash Used In Investing Activities
Net cash used in investing activities was R$573.4 million in 2025, compared to R$1,565.7 million in the year ended December 31, 2024. The decrease in cash used in investing activities is mostly related to property, plant and equipment acquisitions of R$482.9 million in 2025.
Net Cash Provided (Used) By Financing Activities
Net cash generated by financing activities was R$1,708.9 million in 2025 compared to R$1,920.1 million net cash used in the year ended December 31, 2024. The decrease in net cash used in financing activities was mainly due to the increase in the proceeds from loans and financing.
Contractual Obligations
Our non-cancellable contractual obligations (in thousands of R$) as of December 31, 2025 included the following:

	2026	2027-2028	2029-2031	>2031
	Less than 1 year	1 to 2 years	3 to 5 years	More than 5 years	Total
	(in thousands of R$)
Commitments for future aircraft acquisition	1,423,374	2,533,978	13,369,985	4,757,476	22,084,813
Lease liabilities	3,601,304	5,738,655	7,385,587	6,456,995	23,182,541
Non-aircraft loans	14,590,706	7,728,070	3,417,261	—	25,736,037
Debentures	354,449	275,339	233,040	—	862,828
Aircraft loans	794,734	98,426	—	—	893,160
Interest on commitments	(125,853)	(719,797)	(7,158,457)	(3,204,816)	(11,208,923)
Interest on lease liabilities	(379,380)	(1,317,114)	(4,016,135)	(4,758,851)	(10,471,480)
Interest payable on bonds	(1,956,629)	(2,033,587)	(442,203)	—	(4,432,419)
Total	18,302,705	12,303,970	12,789,078	3,250,804	46,646,557
Loans and Financings
As of December 31, 2025, we had total loans and financing of R$36,168.0 million (including R$397.4 million of Convertible Debentures, R$12.5 million of lease liabilities and R$178.9 million of leases - notes), compared to R$37,542.6 million as of December 31, 2024 (including R$1.2 million of Convertible Debentures, R$17.3 million of lease liabilities, R$1.4 million of leases - notes and R$2.7 million of lease - convertible to equity).

Azul S.A.	131

The following tables set forth our short-term and long-term loans and financing as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
	(in thousands of reais)

Short-Term Debt
Local currency	983,061	1,063,546
Foreign currency (U.S. Dollars)	11,842,847	1,150,282
Senior Notes	1,046,347	117,693
Lease liabilities	3,353,501	4,928,197
Lease Notes	—	144,706
Lease Equity	—	1,241,318
Total short-term debt	17,225,756	8,645,742
Long-Term Debt
Local Currency	383,206	1,556,832
Foreign currency (U.S. Dollars)	403,560	817,756
Senior Notes	8,797,949	11,457,677
Lease liabilities	9,178,705	12,410,501
Lease Notes	178,857	1,212,278
Lease Equity	—	1,441,847
Total long-term debt	18,942,277	28,896,891
Total loans and financing	36,168,033	37,542,633
The following table sets forth the financial charges and balances of our aircraft and non-aircraft debt and excludes lease liabilities as of the periods indicated:

			As of December 31,
	Financial Charges		2025	2024

Aircraft financing(1)
In local currency (R$)	6.5%	Monthly repayment	—	3,509
In foreign currency (U.S.$)(1)	4.9% , SOFR1M + 4.6%; SOFR3M +2.6%	Monthly and quarterly payment	2,254,494	991,077
Non-aircraft financing:
In foreign currency (U.S.$)	7.3% to 11.9%; SOFR Index + 8.3%	Semi-annual and quarterly payment	19,438,854	12,552,334
In local currency (R$)	CDI + 1.6%	Bullety payment	707,783	592,639
Debentures (R$)	CDI + 5.0% and 6.25%	Monthly and quarterly payment	658,473	841,858
Convertible debenture (R$)	12%	Semi-annual payment	397,366	1,182,368
			23,456,970	16,163,785

(1)	Aircraft financing includes lease liabilities and financing agreements with respect to our aircraft, flight simulators and related equipment.
As of December 31, 2025, we had 229 aircraft and engines under leases with an aggregate balance of R$11,605.0 million, 19 aircraft and engines held under finance leases with an outstanding total of R$707.6 million, with the underlying aircraft as collateral, and 30 owned aircraft and engines, which are accounted for under property, plant and equipment in the net amount of depreciation of R$1,367.3 million. Our non-aircraft secured loans, aircraft leases and aircraft debt financing contain customary covenants and restrictions, such as default in case of change of control and termination, or non-renewal of the agreement.

132	Azul S.A.

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
For information in relation to certain covenants and restrictions in our debt, see “Item 3.D. Risk Factors—Risks Relating to our Business and the Brazilian Civil Aviation Industry—The affirmative and negative covenants in our financing agreements impose significant operating and financial restrictions on us, which limits our flexibility to respond to changing business and economic conditions, to complete certain transactions and to take advantage of business opportunities. Failure to comply with the terms of our debt and other obligations may result in the acceleration of debt and enforcement action being taken against collateral.”
The indenture governing the Exit Notes is filed as an exhibits to this annual report on Form 20-F and include the full text of certain covenants and restrictions to which we are subject.
As of December 31, 2025, although Chapter 11 may have triggered the non-compliance with some obligations, the parties are prevented to take any action as a result to such non-compliance actions.
Capital Expenditures
Our gross capital expenditures (acquisitions of property, equipment, capitalized maintenance and intangibles) for the years ended December 31, 2025, 2024 and 2023, totaled R$747.9 million, R$1,493.8 million and R$972.3 million, respectively. Most of these expenditures are related to the acquisition of new aircraft, engines, engine overhaul and aircraft equipment such as spare parts. Other capital expenditures include IT systems and facilities.
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

Azul S.A.	133

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
D.Trend Information
In 2025, as a result of the economic distress and travel disruptions that resulted from the COVID-19 pandemic and a catastrophic flood in 2024 which forced the temporary closure of Porto Alegre airport (one of our strategic airports), combined with the effects of customer litigation, a difficult macroeconomic environment, including the effect of global inflation, as well as OEM disruptions, we sought the Voluntary Reorganization under the Chapter 11 Cases. Following extensive negotiations with our key financial stakeholders, the Bankruptcy Court entered the Confirmation Order confirming the Plan and we emerged from the Chapter 11 Cases on the Effective Date. Upon our emergence from the Chapter 11 Cases, we concluded the Voluntary Reorganization contemplated by the Plan, which effected a comprehensive transformation of our capital structure, liquidity profile and operational framework. The Plan provided for the equitization of substantially all of our unsecured funded indebtedness, new equity investments through an equity rights offering, with the subscription and payment in cash of common shares by certain holders of our pre-petition indebtedness and United, the American Warrants (pursuant to which American is expected to fund its committed equity investment through the exercise thereof following after our emergence from the Chapter 11 Cases in accordance with its terms) and the Additional Investment Warrants, the establishment of a trust for the benefit of general unsecured creditors, the implementation of a new governance structure and a new management incentive plan, the refinancing of our debtor-in-possession facility through long-term exit financing (which we accomplished through the issuance of the Exit Notes), a global settlement with AerCap, and the adoption of a streamlined and more cost-efficient fleet structure. See “Item 4.B. Business Overview—Voluntary Reorganization.”
Developments in Brazil’s political landscape also impacted us and may continue to impact us in the future. Uncertainty regarding political developments and over whether the current government of President Luis Inácio Lula da Silva or future Brazilian governments will implement changes in policy or regulation affecting these or other factors in the future, including as a result of exchange rates and currency fluctuations, internal or external factors sustaining persistent inflation, among other factors, may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our common shares, including in the form of ADSs. We cannot predict what policies the current Brazilian government will adopt or whether such policies will have adverse consequences for the Brazilian economy or adversely affect us.
Additionally, developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, and developments relating to the Russia-Ukraine conflict, relating to the conflict among Israel and militant groups in the Middle East (including Hamas), tensions between the United States and Venezuela, as well as among the United States, Israel and Iran, may adversely affect the Brazilian economy and the price of Brazilian securities, including the price of our common shares, including in the form of ADSs. In addition, there is no assurance that Brent oil prices will further increase in the future.
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

134	Azul S.A.

E.Critical Accounting Estimates
For this discussion, see our audited consolidated financial statements included elsewhere in this annual report.

Azul S.A.	135

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
Board of Directors
Our board of directors is responsible for, among other tasks, establishing our overall strategy and general business policies, supervising management, electing and removing our executive officers, and appointing our independent auditors. Pursuant to the governance provisions agreed to as part of the Voluntary Reorganization, which were approved at our extraordinary shareholders’ meeting (assembleia geral extraordinária) held on January 12, 2026, with effects as of the Effective Date, the size of our board of directors was reduced to up to seven members.
The members of our board of directors are elected for terms of one year and can be re-elected and removed at any time by our shareholders at a general shareholders’ meeting. However, the initial directors elected in connection with our emergence from the Chapter 11 Cases serve a two-year term during which they may be removed only for cause, without limitation to the powers of our Strategy Committee. “Cause” is defined in our bylaws as: (i) the conviction of, or plea of guilty or nolo contendere to a felony; (ii) any willful material violation of our material policies that results in material economic or reputational harm to us; (iii) willful and intentional neglect in the performance of duties or intentional and repeated failure or refusal to perform such duties that results in material economic or reputational harm to us; and (iv) material breach of any material non-competition, non-solicitation, confidentiality, or non-disparagement obligation that results in material economic or reputational harm to us. Pursuant to our bylaws, the chairman of the board of directors will be appointed by our shareholders at a general shareholders’ meeting. In addition, each member of our board of directors was appointed together with a designated replacement individual (each, a “Replacement Individual”) who would be eligible to serve in such person’s place in the event of removal, resignation, incapacity or death prior to the end of the elected term.
Our Strategy Committee is solely responsible for finding potential candidates and submitting to the board of directors the proposed slate of nominees for election as members of the board of directors to be recommended to our shareholders, with each Strategy Committee member entitled to appoint one candidate for nomination (resulting in five nominated candidates), and the candidates for any remaining board seats selected by a majority of the Strategy Committee members. Notwithstanding the foregoing, during the term of the initial members of our Strategy Committee elected in connection with our emergence from the Chapter 11 Cases, whenever a seat in the board of directors is or becomes vacant and there is no alternate for such position. Then such vacancy shall be filed by unanimous recommendation of the Strategy Committee members to the board of directors. The board of directors may not nominate members of the board of directors or select a slate of nominees in a manner inconsistent with the Strategy Committee’s recommendations. See “—Strategy Committee.”
No shareholder or other party has the right to appoint directors directly, except to the extent permitted under Brazilian law based on the size of such shareholder’s holding of common shares. In this regard, pursuant to the Brazilian Corporations Law, minority shareholders whose interest in our common shares represent a minimum of 15% of our total voting capital stock have the right to elect one director in a separate voting process.
Under our bylaws and in conformity with regulations of the Level 2 segment of the B3, at least two or 20%, whichever is greater, of the members of our board of directors must be independent, and must be expressly identified as so at the time of election. Pursuant to the Brazilian Corporations Law, members of our board of directors who are also shareholders of the company may not vote in any shareholders’ meetings or vote in any decision regarding any transaction in which there is a conflict of interest with such member.
The Level 2 segment of the B3 rules also require that all members of our board of directors execute a management compliance statement as a prerequisite for service on the board. Consistent with this statement, our directors are personally liable for our compliance with the terms of the Level 2 segment of the B3 Participation Agreement, including the Market Arbitration Chamber Rules (Câmara de Arbitragem do Mercado) and the Level 2 rules.

136	Azul S.A.

Pursuant to the Brazilian Corporations Law, the members of our board of directors are prohibited from taking any actions, including the deliberation of such actions during a meeting of the board of directors, in which he or she has a conflict of interest with us. In accordance with this law, our bylaws prohibit the election to our board of directors of someone who has or may have a conflict of interest, except when such conflict of interest is disregarded through a shareholders’ meeting. In addition, if a conflict of interest arises after the election of a member of our board of directors, such member may not exercise his or her right to vote and may not access information or participate in board of directors meetings related to such conflict of interest.
In connection with our Voluntary Reorganization, each member of our board of directors was appointed together with a designated replacement individual. A replacement individual may attend meetings and exercise voting rights in the absence of the corresponding member of our board of directors and, in the event of a vacancy arising from resignation, removal, incapacity or death, will automatically assume his or her position unless Brazilian law requires additional corporate action.
The governance provisions implemented pursuant to the Plan also grant AerCap the right to designate the Board Observer, subject to satisfaction by a majority of our board of directors and to customary confidentiality, recusal and information-use restrictions. Our board of directors may review the designation of the Board Observer every two years.
All decisions made by our board of directors are made by majority vote of those members present at the relevant meeting. Pursuant to our bylaws, our board of directors is required to meet at least once each quarter, and whenever corporate interests require such meeting.
In 2025, we paid our board of directors a fixed aggregate compensation amount totaling approximately R$ 5.4 million for services rendered. The members of our board of directors are also eligible to be granted stock-based compensation as a long-term incentive, see “Item 6.B. Management Compensation.” In addition, as a benefit, our directors receive passenger tickets on our flights.
As of the date of this annual report, we have entered into contractual arrangements, insurance policies and other instruments structuring compensation or indemnification mechanisms for our directors, as applicable.
The table below sets forth the name, title, election date, expiration date of the term of office, and the date of birth of each of the current members of our board of directors:

Name	Title	Election Date(1)	Mandate Term	Date of Birth

David Gary Neeleman	Chairman	February 12, 2026(3)	February 20, 2028	October 16, 1959
Sérgio Eraldo de Salles Pinto	Vice-Chairman(2)	February 12, 2026(3)	February 20, 2028	September 24, 1964
Gilberto de Almeida Peralta	Independent Member(2)	February 12, 2026(3)	February 20, 2028	May 3, 1957
Patrick Wayne Quayle	Independent Member(2)	February 12, 2026(3)	February 20, 2028	November 22, 1978
Renata Faber Rocha Ribeiro	Independent Member(2)	February 12, 2026(3)	February 20, 2028	June 1, 1980
Daniella Marques Consentino	Independent Member(2)	February 12, 2026(3)	February 20, 2028	October 6, 1979
John Peter Rodgerson	Member	February 12, 2026(3)	February 20, 2028	June 11, 1976

(1)	Refers to date of most recent election.
(2)	Independent according to the regulations of the Level 2 segment of the B3.
(3)	Effective as of February 20, 2026.

Azul S.A.	137

Mr. Rodgerson serves as an interim member of our board of directors. The warrant agreement relating to the American Warrants provides that, upon, or promptly following, the exercise in full of the American Warrants, Mr. Rodgerson will resign as a member of our board of directors and be replaced on the board of directors by his alternate, Jeff Ogar, with Mr. Rodgerson continuing in his capacity as our Chief Executive Officer. If the warrants are not fully exercised prior to the expiration of the applicable exercise period or upon the occurrence of certain termination events set forth in the warrant agreement relating to the American Warrants, Mr. Rodgerson will resign as a member of our board of directors and Mr. Ogar’s appointment as his alternate will become null and void, with the replacement member of our board of directors being appointed by the unanimous consent of the other members of our Strategy Committee.
The business address of each member of our board of the directors is Avenida Marcos Penteado de Ulhôa Rodrigues, n. 939, 8th floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, Zip Code 06460-040, in the city of Barueri, State of São Paulo – Brazil.
The following discussion contains summary biographical information relating to each of the members of our board of directors:
David Gary Neeleman, a dual Brazilian and U.S. citizen, is our Chairman of our board of directors and served as Chief Executive Officer until July 2017, since he founded Azul in January 2008. Prior to Azul, Mr. Neeleman founded JetBlue, where he was the Chief Executive Officer from 1998 to 2007 and Chairman from 2002 to 2008. Mr. Neeleman’s career in the airline industry began in 1984 when he co-founded Morris Air. As president at Morris Air, he implemented the industry’s first electronic ticketing system and pioneered a home reservationist system that is now the foundation of JetBlue’s call center. Mr. Neeleman sold Morris Air in 1993 and took the electronic ticketing to Open Skies. He sold Open Skies to Hewlett Packard in 1999. Mr. Neeleman was also co-founder of WestJet Airlines and served as a member of its board of directors from 1996 to 1999. Mr. Neeleman currently also serves as CEO and Chairman on Breeze Airways, as well as a member of the board of directors of Azorra Aviation LLC. as announced on July 2, 2022. He also has been a member of our Compensation Committee since August 8, 2011.
Sérgio Eraldo de Salles Pinto is our Vice-Chairman of our board of directors, having been elected as an independent member since March 10, 2008. Mr. Sergio is CEO of Grupo Bozano and currently also serves as an external member of the Audit, Risk and Ethics Committee of Embraer, member of Investment Committees of Crescera Capital, CEO of Legend Capital and representative member of the Shareholders Committee of Conglomerado Alfa. In addition to the positions currently held, he served as a member of the board of directors of large companies, such as Netpoints, Embraer, Votorantim S.A. and Votorantim Finanças S.A., having also served as officer of Banco Bozano, Simonsen S.A., and as Chairman of Bozano Simonsen Securities in London. Mr. Sergio holds a degree in Economics and Electrical Engineering from the Universidade de Brasília and a master degree in Economics from Fundação Getúlio Vargas – Rio de Janeiro, and a master degree in Business Administration from the Pontifícia Universidade Católica – Rio de Janeiro. He was previously a member of our Audit Committee and has been a member of our Compensation Committee since August 8, 2011.
Gilberto de Almeida Peralta has been an independent member of our board of directors since August 24, 2018. With more than 40 years of experience in the aviation sector, Mr. Peralta has held led positions at General Electric-GE global conglomerate, including the positions of Chief Executive Officer of GE Brasil, General Manager of GE Capital Aviation Services in Latin America and Caribbean, having also held the position of Vice President at GE Aviation in France, where he led the Airbus aircraft area. Mr. Peralta holds a bachelor’s degree in Civil and Mechanical Engineering from the Universidade Católica de Petrópolis, and currently also serves as Chairman of Helibras – Helicópteros do Brasil S.A., a subsidiary of Airbus Group N.V., as well as an independent director of Ascensus Group. He also has been a member of our Audit Committee since October 30, 2018 and a member of our ESG Committee since April 2025.

138	Azul S.A.

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
Renata Faber Rocha Ribeiro has been an independent member of our board of directors since December 29, 2022. She holds a degree in Business Administration from Fundação Getúlio Vargas – FGV, and worked at BTG Pactual Group since August 2020, where she holds the position of ESG Director for Exame magazine. Prior to that, Mrs. Ribeiro accumulated over 15 years of experience in Equity Research at Itaú BBA, in the transportation, logistics and capital goods sectors, being recognized by Institutional Investor magazine's ranking as one of the best analysts in Latin America in these sectors, between 2005 and 2017. Mrs. Ribeiro also studied Leadership in Sustainability and Corporate Responsibility at London Business School, and has been active in several partnerships and projects aimed at advancing the sustainability agenda. She also has been a member of our Audit Committee since December 8, 2022 and a member of our ESG Committee since April 2025.
Daniella Marques Consentino has been an independent member of our board of directors since October 2023. Mrs. Marques has more than 17 years of experience in the financial market and in asset management area, is a Partner at Gaya Advisors, and also serves as an independent member of the Strategy and Sustainability Committee of Cosan S.A., in addition to offering support in the development and implementation of projects to accelerate the green agenda and its interfaces in the tax and carbon areas. Mrs. Marques is also a member of the Strategic Board of Legend Capital and Astra Payments, and chairs the Board of the Instituto Tikva, a United Nations affiliate for sheltering vulnerable women, as well as acting as a mentor and speaker on topics focused on inclusion and financial promotion of women. Mrs. Marques held the position of President of Caixa Econômica Federal, the largest bank in terms of assets in Brazil – exceeding 1 trillion reais, with around 90 thousand employees. She worked directly in structuring and conducting female entrepreneurship and financial guidance programs for women through the “Caixa pra Elas” and “Brasil pra Elas” programs, reaching more than 30 million women. Mrs. Marques was also a founding partner and COO of Crescera Capital, and headed the Special Advisory for Strategic Affairs of the Brazilian Ministry of Economy, working on highly relevant projects, such as the Brazilian Pension Reform, the Sanitation framework and coping measures of COVID-19. She was the Special Secretary for Productivity and Competitiveness, leading the resumption of the Crédito Brasil Empreendedor program, the reduction of the Brazilian tax “IPI” and the Investment Monitor. She was President of the Board of Directors of Elo Serviços S.A. – Elo Cartões and the Brazilian Agency for Industrial Development – ABDI, as well as a member of the Board of Directors of CNP Seguros Holding Brasil S.A., among other leadership positions. Mrs. Marques has a degree in Business Administration from the Pontifical Catholic University of Rio de Janeiro – PUC/RJ, and an MBA in Finance from IBMEC. She also has been a member of our ESG Committee since April 2025.
John Peter Rodgerson has been a member of our board of directors since since February 20, 2026 and our Chief Executive Officer since July 24, 2017. Prior to that, Mr. Rodgerson was our Chief Financial and Investor Relations Officer, responsible for the Financial Planning and Analysis, Treasury and Accounting areas of the Company. Mr. Rodgerson worked with David Neeleman on the original business plan for the incorporation of the Company, being one of its founding members. He also was the Chief Executive Officer of the Company’s operating subsidiary, ALAB, between August 2019 and October 2022. Mr. Rodgerson also served as Planning and Financial Analysis Officer at JetBlue Airways from 2003 to 2008. He previously worked for IBM Global Services from 2001 to 2003. He holds bachelor’s degree in Finance from Brigham Young University has been our Chief Executive Officer since July 24, 2017.
Board of Executive Officers
The members of our board of executive officers are our legal representatives. They are primarily responsible for the day-to-day management of our business and for implementing the general policies and directives established by our board of directors. Our board of directors is responsible for establishing the roles of each executive officer.

Azul S.A.	139

Pursuant to the Brazilian Corporations Law, each member of our board of executive officers must reside and have domicile in Brazil. In addition, up to, at most, one third of the members of our board of directors may hold a position on our board of executive officers.
According to our bylaws, our board of executive officers is composed of two to seven members, who serve for one-year terms and may be reelected. Our bylaws set forth that our board of executive officers must be composed of: (i) one chief executive officer; (ii) one chief financial officer; (iii) one institutional relations officer; and (iv) up to four additional officers with or without specific designation. In addition, our bylaws establish that one officer must be designated the investment relations officer. Officers may serve in more than one capacity at the same time.
Our executive officers do not have fixed terms and may be removed by our board of directors at any time. Under our bylaws, effective as of the Plan Effective Date, the Strategy Committee is solely responsible for finding potential candidates for the election of our statutory officers (including our board of executive officers) and submitting them to the board of directors, and the board may elect officers only from such list. See “—Strategy Committee.” Pursuant to the regulations of the Level 2 segment of the B3, each executive officer must, prior to taking office, sign an instrument of consent (Termo de Anuência dos Administradores).
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
John Peter Rodgerson. See “—Board of Directors.”.
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

140	Azul S.A.

Daniel Tkacz has been our Vice President of Operations since March 2022, but he has been part of the company’s crew since 2009, having served as a director in the areas of planning and also as CCO. In addition to his extensive professional experience, he has an excellent educational background, with a degree in Business Administration from ESPM in 2004, a dual national MBA in Business Management from FGV and Fundação Dom Cabral in 2006 and 2015, respectively, and a third specialization in Aeronautics, Aviation, and Aerospace Science and Technology from Embry-Riddle Aeronautical University in 2018.]
Fiscal Council
Pursuant to the Brazilian Corporations Law, a fiscal council is a corporate body independent from a company’s management and independent auditors. A fiscal council may be either permanent or non-permanent. The Company have not elected any fiscal council members as of December 31, 2024, but a non-permanent fiscal council may be installed at any time at the request of shareholders, as described below. If installed, the primary responsibilities of our fiscal council would include monitoring management activities, reviewing our financial statements each quarter, and reporting its findings to our shareholders. If installed, fiscal council members would be entitled to annual compensation in the form of a fixed salary.
The fiscal council, if installed, will be composed of three members who are residents of Brazil and their respective alternates. Under the Brazilian Corporations Law, a non-permanent fiscal council may be installed at the request of shareholders representing at least 10% of our outstanding common shares; or (ii) 5% of the preferred shares and, once installed, the fiscal council will serve until the first annual shareholders’ meeting following its establishment. Pursuant to CVM Resolution No. 70, listed corporations with outstanding capital stock valued at more than R$150 million, such as us, may reduce these percentages to: (i) 2% of the outstanding common shares; or (ii) 1% of the preferred shares. In addition, each group of preferred shareholders (irrespective the percentage of shares held) and minority shareholders representing a minimum of 10% of or outstanding common shares is entitled to elect one fiscal council member and the corresponding alternate by a separate vote. The fiscal council may not include members of our board of directors or our board of executive officers, employees of controlled companies or any company from within our economic group, or relatives of our managers. The Brazilian Corporations Law requires each fiscal council member to receive as compensation an amount equal to at least 10% of the average individual annual salary of executive officers, excluding benefits and other allowances, or profit-sharing arrangements. Fiscal council members are further required to comply with the rules of the Level 2 segment of the B3.

Azul S.A.	141

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
On February 25, 2025, the Company held an Extraordinary General Shareholders’ Meeting, in which shareholders holding at least 1% of the Company’s preferred shares requested the establishment of the Fiscal Council. As a result, with effect from such meeting, the Company has a duly installed and elected Fiscal Council, whose members are Mr. Rene Santiago dos Santos, Mr. Marcio Donizeti Berstecher, and Mr. Linneu de Albuquerque Mello. The initial mandate term of each of the members of our Fiscal Council then elected expired on April 30, 2025, when they were elected for an additional term expiring at our annual general meeting of shareholders to be held on April 30, 2026.
The table below indicates the name, title, date of election, mandate term and date of birth of each of the current members of our Fiscal Council:

Name	Title	Election Date	Mandate Term	Date of Birth

Rene Santiago dos Santos	Member of the Fiscal Council	February 25, 2025	2026 AGM	July 24, 1970
Marcio Donizete Berstecher	Member of the Fiscal Council	February 25, 2025	2026 AGM	October 19, 1974
Linneu de Albuquerque Mello	Member of the Fiscal Council	February 25, 2025	2026 AGM	August 2, 1966
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
Strategy Committee
As part of the governance arrangements adopted in connection with the Voluntary Reorganization, our bylaws establish the Strategy Committee as an autonomous and independent statutory body. See “Item 4.B. Business Overview—Voluntary Reorganization—Governance Changes.”

142	Azul S.A.

The Strategy Committee is composed of five members. The initial members were designated in accordance with the Plan and our bylaws and approved prior to the Effective Date, with their terms of office commencing on the Effective Date. Under our bylaws, the initial members of the Strategy Committee serve a three-year transition term, during which they may be removed only for Cause, as defined in our bylaws. In addition, during the term of the initial members of our Strategy Committee elected in connection with our emergence from the Chapter 11 Cases, whenever a seat in the Strategy Committee is or becomes vacant and there is no alternate for such position. then such vacancy shall be filed by unanimous recommendation of the Strategy Committee members to the board. of directors. Each member of the Strategy Committee was appointed together with a Replacement Individual who would be eligible to serve in such person’s place in the event of removal, resignation, incapacity or death prior to the end of the elected term. Following the initial term, members of the Strategy Committee will serve one-year terms and may be re-elected. Any replacement of a Strategy Committee member must be elected by our shareholders from a slate of nominees exclusively selected by the incumbent Strategy Committee, with each Strategy Committee member entitled to appoint one candidate for nomination, and any remaining candidates being nominated by a majority of the Strategy Committee members, in accordance with our bylaws. Our bylaws further provide that the composition of the Strategy Committee must observe any independence, experience or other qualification requirements set forth therein.
Our bylaws assign to the Strategy Committee decision-making authority over certain matters expressly reserved to it (“Key Matters”), to the fullest extent permitted under the Brazilian Corporations Law, with decisions requiring approval by a majority vote of its members. Except where the Brazilian Corporations Law or our bylaws reserve authority to the shareholders’ meeting or to the board of directors, the Strategy Committee has exclusive authority to approve Key Matters, including: (i) approval of our annual operating and capital plan, strategic plans and expansion projects, including our growth plan denominated ASKs; (ii) approval of the incurrence of indebtedness (including aircraft leases), capital expenditures, commitments to purchase or lease aircraft or engines, and other long-term asset commitments above thresholds established in its regulations; (iii) approval of strategic partnership agreements and other material commercial arrangements, as well as acquisitions, sales, transfers, guarantees or encumbrances involving our assets, in each case above specified thresholds; (iv) administration, interpretation and oversight of equity-based incentive plans approved by the general shareholders’ meeting, including resolution of matters not expressly addressed therein and approval of grants to directors, officers, employees and service providers under our long-term incentive plans, within the parameters approved by shareholders; (v) recommendation to the board of directors regarding the appointment or dismissal of members of our Board of Executive Officers and recommendation to commence voluntary insolvency or restructuring proceedings, including proceedings under Title 11 of the United States Code, subject to applicable law; (vi) approval of expenditures or obligations above specified thresholds not otherwise reserved to the shareholders’ meeting or the board of directors; (vii) issuance of prior opinions on matters to be submitted to the general shareholders’ meeting and submission of candidate lists for appointment to the board of directors, the Strategy Committee and the Board of Executive Officers; (viii) approval of our Related Party Transactions Policy and related party transactions requiring its authorization thereunder; (ix) approval of financial restructurings involving us or our subsidiaries, our Code of Ethics and Conduct, and other matters submitted by our Board of Executive Officers; (x) determination of conflicts of interest involving members of the board of directors or the Strategy Committee, and determination (subject, where applicable, to shareholder ratification) of removal for cause; and (xi) approval of the internal regulations of our Board of Executive Officers, Fiscal Council and board committees, and recommendation to the board of directors regarding amendments to its own internal regulations.
Our bylaws also assign to the Strategy Committee an important role in the nomination process for members of our statutory bodies. The Strategy Committee is responsible for (i) finding potential candidates for the positions of statutory executive officers and (ii) proposing to our board of directors the slate of nominees for election to our board of directors to be submitted to our shareholders’ meeting, subject to shareholders’ rights under the Brazilian Corporations Law. Our bylaws provide that our board of directors may not propose a slate of directors or nominate members of the Strategy Committee in a manner that is inconsistent with the recommendations submitted by the Strategy Committee, without prejudice to the rights of our shareholders to elect directors in accordance with applicable law.
The table below indicates the name, title, date of election, mandate term and date of birth of each of the current members of our Strategy Committee:

Azul S.A.	143

Name	Title	Election Date	Mandate Term	Date of Birth

James Jason Grant	Member	February 19, 2026(1)	February 20, 2029	March 9, 1972
Jonathan Seth Zimman	Member	February 19, 2026(1)	February 20, 2029	September 17, 1980
Patrick Wayne Quayle	Member	February 19, 2026(1)	February 20, 2029	November 22, 1978
John Peter Rodgerson	Member	February 19, 2026(1)	February 20, 2029	June 11, 1976
John S. Slattery	Member	February 19, 2026(1)	February 20, 2029	September 9, 1968

(1)	Effective as of February 20, 2026.
Mr. John Peter Rodgerson serves as an interim member of our Strategy Committee. The warrant agreement relating to the American Warrants provides that, upon, or promptly following, the exercise in full of the American Warrants, Mr. Rodgerson will resign as a member of the Strategy Committee and be replaced on the Strategy Committee by his alternate, Jeff Ogar. If the American Warrants are not fully exercised prior to the expiration of the applicable exercise period or upon the occurrence of certain termination events set forth in the warrant agreement relating to the American Warrants, Mr. Rodgerson will resign as a member of the Strategy Committee and Mr. Ogar’s appointment as his alternate will become null and void, with the replacement member of our Strategy Committee being appointed by the unanimous consent of the other members of our Strategy Committee.
The following discussion contains summary biographical information relating to each of the members of our Strategy Committee:
James Jason Grant has been a member of our Strategy Committee since February 20, 2026. Jason has a background both as an investor and senior executive in industrial businesses. Mr. Grant is a Founder and Managing Partner of Headhaul Capital Partners LLC, a private equity firm focused on investing in transportation and logistics sectors. He also has significant operating experience, focusing on finance and operational turnaround, which includes experience as CFO for Singer Vehicle Design and EVP, CFO and CCO of United Maritime Group LLC, an integrated dry bulk shipping and logistics business. He started his career in the aviation industry with Canadian Airlines International and American Airlines in financial roles and went on to play an integral part in the restructuring of Atlas Air, where he would eventually become CFO. Mr. Grant received a BA in Business Administration from Wilfrid Laurier University and an MBA from Simon Fraser University in British Columbia, Canada. Jason was a member of our board of directors from February 25, 2025 to February 12, 2026. Jason has been a member of our Audit Committee and our ESG Committee since April 2025. Jason was also a member of our Special Independent Committee that was established in connection with the Voluntary Reorganization in May 2025, which committee was dissolved by our board of directors in March 2026.
Jonathan Seth Zimman has been a member of our Strategy Committee since February 20, 2026. Jonathan has a strong track record of leadership and delivering creative and value-maximizing solutions as a board member and as an investor. Mr. Zinman had over 17 years of industry experience, including as a senior investment analyst specializing in event-driven, process-intensive and post-reorganization situations, a board member for companies challenged by or having emerged from various forms of distress, and as a restructuring lawyer. He founded and currently manages JZ Advisors LLC and sums many years as a managing director at large capital and asset management companies. Mr. Zinman holds a BA from Duke University and an MBA and JD from the University of Michigan. Jonathan was a member of our board of directors from April 30, 2025 to February 12, 2026. Jonathan has been a member of our Compensation Committee since April 2025. Jonathan was also a member of our Special Independent Committee that was established in connection with the Voluntary Reorganization in May 2025, which committee was dissolved by our board of directors in March 2026.
Patrick Wayne Quayle. See “—Board of Directors.”
John Peter Rodgerson. See “—Board of Directors.”

144	Azul S.A.

Jonh S. Slattery has been a member of our Strategy Committee since February 20, 2026. Mr. Slattery is an aviation industry executive with more than three decades of experience. He has served as a Director of BETA Technologies (NYSE: BETA) since October 2025 and as Chairman of Italian aerospace supplier Forgital Group since July 2025. Previously, Mr. Slattery served as Executive Vice President and Chief Commercial Officer of GE Aerospace (NYSE: GE) from June 2022 to June 2024, and as President and CEO of GE Aviation (NYSE: GE) from September 2020 to June 2022. Prior to joining GE Aviation, he was President and Chief Executive Officer of Embraer’s (NYSE: EMBJ) Commercial Aviation division from January 2016 to September 2020. Mr. Slattery is an AMP graduate of Harvard Business School, holds an MBA from the University of Limerick, and has earned a BA from the University of Glamorgan. He has also served as an adjunct professor at the University of Limerick’s Kemmy Business School for the past decade. Mr. Slattery brings extensive experience in business, corporate governance, risk management, regulatory engagement in highly regulated industries, and the global aerospace industry.
B.Management Compensation
Our executive officers are entitled to compensation consisting of a fixed and variable component. The monthly fixed compensation paid to our management is based on market practices and surveys prepared by an independent consulting firm and consist of 1,333 payments per year. Such amounts are subject to annual adjustment. The variable component consists of share options, as further described below.
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
Only the independent members of our board of directors, according to the regulations of the Level 2 segment of the B3, receive compensation for their service through either a monthly fixed amount or a fixed amount per meeting attended.
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
The aggregate compensation expense incurred to our directors, executive officers and officers in the years ended December 31, 2025, 2024 and 2023 was R$71 million, R$43 million and R$83 million, respectively, including stock options.
Prior our emergence from the Chapter 11 Cases, our executive offices were entitled to variable compensation in the form of stock-based incentive plans, restricted share units (RSUs) and a virtual option stock plan, as detailed below (together, the “Legacy Plans”). The Legacy Plans are no longer in effect for purposes of new grants. Existing awards granted remain outstanding in accordance with their terms, except as modified by the Plan. Pursuant to the Plan, the anti-dilution provisions contained in such existing awards were rendered null and void so that the economic and ownership interests represented by them were diluted as a result of the transactions contemplated by the Voluntary Reorganization. All the Legacy Plans have been superseded by the MIP adopted in connection with our emergence from the Chapter 11 Cases, which now constitutes our sole equity-based incentive plan. See “—MIP Approved on February 12, 2026.”
In addition, following the implementation of our single-class capital structure, under which only common shares remain outstanding, any existing awards that are exercised will be settled exclusively in common shares. Therefore, any all references to “preferred shares” in the description of the Legacy Plans shall be construed as references to the equivalent number of common shares within our single-class capital structure. See “Item 10.B Additional Information—Memorandum and Articles of Association—Conversion and Reverse Share Split.”

Azul S.A.	145

Stock-Based Incentive Legacy Plans
We have a stock-based incentive Legacy Plans for key personnel, including our officers, certain managers and other key Crewmembers. Beneficiaries of these plans received options to purchase preferred shares and/or restricted units, allowing them to participate in the long-term achievements of our company through share ownership, with the aim of stimulating alignment with and commitment to achieving our corporate strategies and goals, and were selected by our compensation committee.
On December 11, 2009, we established our first stock option Legacy Plan, which consisted of three programs:
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
As of December 31, 2025, we have 271,070 outstanding shares under this first stock option Legacy Plan.
On June 30, 2014, we established our second stock option Legacy Plan. The options granted to each beneficiary under the second stock option Legacy Plan vested in four equal annual installments. The vested options under this plan became exercisable upon the pricing of our initial public offering. The strike price under this second stock option Legacy Plan shall reflect the lowest stock price of our preferred shares traded in the stock market during the 30 trading sessions prior to the options grant approved by the board of directors.
There were six programs approved under the second stock option Legacy Plan:
•On June 30, 2014, our compensation committee approved the first share-based program, authorizing 2,169,122 options (after giving effect to the two-for-one stock split on February 23, 2017). The strike price under this program is R$19.15 per preferred share.

146	Azul S.A.

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
•On August 8, 2022, our compensation committee approved the sixth share-based program, authorizing 1,509,499 options. The strike price under this program is R$11.07.
As of December 31, 2025, we have 3,501,653 outstanding shares under this second stock option Legacy Plan.
On October 3, 2017, our shareholders, upon our compensation committee’s and board of directors’ recommendation, approved the following amendments to the second stock option Legacy Plan: (i) revise the definition of “Compensation Committee” to reflect activities related to the organization, management and construction of the Company’s share incentive plans; (ii) omit references and definitions related to our initial public offering as they are no longer applicable; (iii) reflect the power of our board of directors to approve and amend the Company’s share incentive plans, as well as to awards thereunder; (iv) omit the compensation committee’s obligations with respect to the delivery and execution of restricted share agreements; (v) for purposes of reflecting the stock split that occurred on February 23, 2017, increase the total number of stock options that may be granted under the second stock option Legacy Plan from 3,738,364 to 7,476,728 shares; (vi) change the exercise price of each share corresponding to the options granted under the second stock option Legacy Plan so that it equals the lowest stock price traded in the stock market during the 30 trading sessions prior to the options grant approved by our board of directors; and (vii) change the maximum option exercise period to 10 years from the beginning of the applicable vesting period.
On March 10, 2017, we established our third stock option Legacy Plan, authorizing the issuance of options resulting in up to 11,679,389 preferred shares. The beneficiaries of our third stock option Legacy Plan are certain of our statutory officers, including our Chairman David Neeleman. On March 14, 2017, our board of directors approved the first share-based program authorizing options which when exercised will represent 9,343,510 preferred shares. The strike price for the first program is R$11.85 per preferred share. Under this program, our board of directors would determine the granting of options for each of our eligible statutory officers based on the achievement of certain milestones to be established by our board of directors with the guidance of our Compensation Committee. In the case of David Neeleman, the granting of options was conditioned on him maintaining a position as an officer or on our board of directors. The options granted to each beneficiary under the third stock option Legacy Plan vested in five equal annual installments. Once vested, options under this program could be exercised during the 15 day period following the relevant annual vesting date.
On August 19, 2022, we established our fourth stock option Legacy Plan. The beneficiaries of our fourth stock option Legacy Plan are certain of our statutory officers, including our Chairman and founder David Gary Neeleman. Our board of directors could approve various programs under our fourth stock option Legacy Plan and determine the strike price under each program. Our board of directors could also determine if the settlement of the exercise of options should be covered by an increase in our capital stock to issue new shares to be subscribed for by our eligible statutory officers or by treasury shares.

Azul S.A.	147

There were two programs approved under the fourth stock option Legacy Plan:
•On August 19, 2022, our board of directors approved, subject to the effective approval of the fourth stock option Legacy Plan, the first program, authorizing the granting of options representing up to 8,900,000 preferred shares. The strike price under this first program is R$11.07 per preferred share.
•On August 19, 2022, our board of directors approved, subject to the effective approval of the fourth stock option Legacy Plan, the second program, authorizing the granting of options representing up to 4,900,000 preferred shares. The strike price under this second program is R$11.07 per preferred share.
As of December 31, 2025, we have 4,824,333 outstanding shares under this fourth stock option Legacy Plan.
On July 7, 2023, we established our fifth stock option Legacy Plan. The options granted to each beneficiary under the fifth stock option Legacy Plan vest in four equal annual installments. The vested options under this plan became exercisable upon the pricing of our initial public offering. The strike price under this fifth stock option Legacy Plan shall reflect the lowest stock price of our preferred shares traded in the stock market during the 30 trading sessions prior to the options grant approved by our board of directors.
•On July 7, 2023, our compensation committee approved the first share-based program, authorizing 1,800,000 options. The strike price under this program is R$15.60 per preferred share.
•On July 10, 2024, our compensation committee approved the second share-based program, authorizing 2,200,000 options. The strike price under this program is R$404 per preferred share.
•On July 12, 2024, our compensation committee approved the third share-based program, authorizing 2,000,000 options. The strike price under this program is R$417 per preferred share.
As of December 31, 2025, we have 439,627 outstanding shares under this fifth stock option Legacy Plan.

148	Azul S.A.

The table below shows, as of December 31, 2025, the total number of stock options granted to all beneficiaries, and the number of options that have already vested under our stock-based incentive Legacy Plans, in each case after accounting for the stock splits carried out subsequent to the date of grant:

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
Restricted Share Units (RSU) Legacy Plan
On June 30, 2014, we also established our restricted share units, or RSUs, Legacy Plan. Under the restricted share units Legacy Plan, the participants were granted a fixed monetary amount which would be converted into a quantity of restricted preferred shares equal to the monetary value in the event of an IPO. The restricted share granted to each beneficiary under the plan vested in four equal annual installments. As of the pricing of our initial public offering, the beneficiaries became vested in the restricted shares. Prior to our initial public offering, at the end of each year of the vesting period, we paid the beneficiaries in cash the portion corresponding to the value of the restricted shares already vested, at fair value and without any additions. In 2023, 2024 and 2025 609,313, 608,472 and 248,045 restricted shares were transferred to the beneficiaries of the plan, respectively.
On October 3, 2017, our shareholders, following our compensation committee’s and board of directors’ recommendation, approved the following amendments to the RSUs Legacy Plan: (i) revise the definition of “Compensation Committee” to reflect its activities related to the organization, management and construction of any of our share incentive plans; (ii) omit references and definitions related to our initial public offering as they are no longer applicable; (iii) reflect the power of our board of directors to approve and amend our restricted share units plans, as well as to grant awards thereunder; (iv) omit the compensation committee’s obligations related to delivery and execution of restrict stock agreements; and (v) for purposes of reflecting the stock split that occurred on February 23, 2017, increase the total number of restricted shares that could be granted under the RSUs Legacy Plan from 934,591 to 1,869,182. In addition, our board of directors proposed to amend the RSUs Legacy Plan to include our option to, at the end of each vesting period of a restricted share award, at its sole discretion: (a) settle the obligations related to the restricted share award in cash, or (b) deliver to the award beneficiary the restricted shares held in treasury, through a private transaction.

Azul S.A.	149

On April 26, 2019, our shareholders, following our compensation committee’s and board of directors’ recommendation, approved an amendment to the RSUs Legacy Plan with the purpose to set the maximum amount of RSU that may be subject to annual concession under the RSU Legacy Plan as 0.10% of our total preferred shares.
The first program of the first restricted share units Legacy Plan established that 487,670 shares would be allocated to the first program.
The second program of the first restricted share units Legacy Plan established that 294,286 shares would be allocated to the second program.
The third program of the first restricted share units Legacy Plan established that 367,184 shares would be allocated to the third program.
The Fourth program of the first restricted share units Legacy Plan established that 285,064 shares would be allocated to the Fourth Program.
The Fifth program of the first restricted share units Legacy Plan established that 291,609 shares would be allocated to the Fifth Program.
The Six program of the first restricted share units Legacy Plan established that 170,000 shares would be allocated to the Six Program.
The Seventh program of the first restricted share units Legacy Plan established that 335,593 shares would be allocated to the Seventh Program.
The Eighth program of the first restricted share units Legacy Plan established that 335,751 shares would be allocated to the Eighth Program.
Our second restricted share units Legacy Plan was approved at the extraordinary general meeting of shareholders held on June 19, 2020. According to its provisions, the Beneficiaries were qualified to receive the restricted share units that are the object of the Legacy Plan. In addition, this Legacy Plan should contemplate the annual granting of up to 0.50% of the preferred shares issued by the Company in 2020, and 0.20% in the following years.
The first program of the second restricted share units Legacy Plan established that 1,382,582 shares would be allocated to the first program.
The second program of the second restricted share units Legacy Plan established that 300,000 shares would be allocated to the second program.
The third program of the second restricted share units Legacy Plan established that 671,186 shares would be allocated to the third program.
The Fourth program of the second restricted share units Legacy Plan established that 500,000 shares would be allocated to the Fourth Program.
The Fifth program of the second restricted share units Legacy Plan established that 671,502 shares would be allocated to the Fifth Program.

150	Azul S.A.

The table below shows, as of December 31, 2025, the total number of RSUs and the number of RSUs that have been granted and outstanding under the RSU Legacy Plan:

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
Virtual Stock Option Legacy Plans
On August 7, 2018 and on April 30, 2020, our board of directors approved the Virtual Stock Option Legacy Plan, or the Phantom Shares, and the Second Virtual Stock Option Legacy Plan, or the Second Phantom Shares Legacy Plan, respectively (together, the “Virtual Stock Option Legacy Plans”). These plans consisted of a remuneration in cash, as there is no effective trading of the shares. There will be no issuance and/or delivery of shares for settlement of the plans. A liability to us is recorded monthly, based on the fair value of the Phantom Shares granted and the vesting period of such Phantom Shares, with an offsetting entry in the statement of income (loss). The fair value of this liability is reviewed and updated for each reporting period, in accordance with the change in the fair value of the benefit granted.
The options issued under each Virtual Stock Option Legacy Plan require a vesting period between 3 and 4 years. The options have an 8-year life and the exercise price shall be equal to the lowest stock price traded in the stock market during the 30 trading sessions prior to the options grant approval by our Compensation Committee. Expected volatility has been calculated based on historical volatility of airline shares listed on stock exchanges in Brazil and Latin America.
The table below shows, as of December 31, 2025, the total number of options and the number of options that have been granted and outstanding under the Virtual Stock Option Legacy Plans:

Virtual Stock Option Plan	Total Options Granted	Total Options Outstanding

First Virtual Stock Option Plan
First Program	707,400	53,520
Second Program	405,000	—
Second Virtual Stock Option Plan
First Program	3,250,000	99,761
Second Program	1,600,000	26,300
Third Program	580,000	1,430

Azul S.A.	151

MIP Approved on February 12, 2026
In connection with the implementation of the Voluntary Reorganization, we have agreed to the terms of the MIP, which was approved at our extraordinary shareholders’ meeting (assembleia geral extraordinária) held on February 12, 2026. See “Item 4.B. Business Overview—Voluntary Reorganization—Governance Changes.” Upon our emergence from the Chapter 11 Cases, the MIP became effective, replaced the Legacy Plans, and currently constitutes our sole equity-based incentive plan. The MIP is designed to reward performance and align the incentives of our executive management team, non-management members of our board of directors, other holders of our common shares and certain employees with our long-term strategic objectives.
The MIP provides for equity-based awards representing up to 7.0% of our common shares on a fully-diluted basis (the “Global Grant Limit”), calculated to include shares outstanding and shares issuable in connection with the transactions contemplated by the Voluntary Reorganization. The Global Grant Limit may not be increased without prior approval of our shareholders.
Each award entitles the participant to receive one common share upon satisfaction of applicable vesting, performance and other conditions established by the Strategy Committee. Awards are granted pursuant to individual grant agreements that set forth the applicable terms. Until the underlying shares are effectively delivered, participants do not have shareholder rights with respect to such shares. We may satisfy awards through newly issued shares, treasury shares or shares acquired in the market and, at the discretion of the Strategy Committee, may elect to settle awards in cash based on the volume-weighted average price of our common shares over a specified trading period. Shareholders do not have preemptive rights with respect to shares issued under the MIP.
Under our bylaws, as of the Effective Date, the Strategy Committee has exclusive authority to administer the MIP, including to designate eligible participants, determine the number of awards granted, establish vesting schedules and performance criteria, interpret the MIP and approve individual grants, within the overall parameters approved by our shareholders. Any grants made pursuant to the MIP must therefore be approved by a majority of the members of the Strategy Committee. Our Remuneration Committee supports the Strategy Committee in an advisory capacity.
Pursuant to the Plan, 1.0% of our common shares were available to be granted and vest immediately upon our emergence from the Chapter 11 Cases and were allocated by the Strategy Committee on March 26, 2026, as described below. The remaining portion of the Global Grant Limit is subject to future grants under programs to be established by the Strategy Committee. The MIP provides for customary anti-dilution adjustments in the event of stock splits, reverse splits, stock dividends and certain restructuring-related transactions to preserve the intended economic allocation of awards.
The MIP remains in effect for an indefinite period until fully allocated or otherwise amended or terminated in accordance with its terms.
On March 26, 2026, our founder and Chairman, David Gary Neeleman, was granted stock options under the MIP in respect of 547,308,517,788 common shares (which is equal to 1.0% of our common shares outstanding on the date of this annual report) (the “March 2026 Stock Options”). The March 2026 Stock Options were issued for no consideration, fully vested immediately upon grant and have an aggregate nominal exercise price of R$1.00. As disclosed by Mr. Neeleman in a Form 4 beneficial ownership report filed with the SEC on March 30, 2026, on March 26, 2026, Mr. Neeleman exercised March 2026 Stock Options in respect of 182,436,172,596 common shares (which is equal to 0.3% of our common shares outstanding on the date of this annual report) and Mr. Neeleman disposed of such common shares as a gift for nil consideration. Accordingly, as of the date of this annual report, Mr. Neeleman holds vested March 2026 Stock Options in respect of 364,872,345,192 (which is equal to 0.7% of our common shares outstanding on the date of this annual report).

152	Azul S.A.

Directors’ and Officers’ Insurance
Our directors and officers have been covered by liability insurance since our inception. Our current directors’ and officers’ insurance policies, which we signed on March 17, 2024, are provided by Zurich Minas Brasil Seguros S.A. and Akad Seguros S.A., are renewable each year and are due for renewal on March 17, 2025. The insurance premium is US$1,088,303.92 and US$398,976.98, respectively. This policies covers damages or costs in the event our directors or officers suffer losses as a result of a lawsuit for alleged wrongful misconduct while acting in their capacity as directors or officers. See “Item 7.B. Related Party Transactions—Arrangements with Directors and Officers.”
C.Board Practices
In connection with our emergence from the Chapter 11 Cases, and as provided in the Plan, our board of directors was reconstituted with effect from the Effective Date to consist of up to seven directors, subject to compliance with Brazilian law. The members of our board of directors generally serve one-year terms and are eligible for reelection. Notwithstanding this general rule, the initial directors designated in connection with our emergence will serve a two-year term and, during such term, may be removed only for Cause, as defined in our bylaws without limitation to the powers of our Strategy Committee. In addition, pursuant to our bylaws, the chairman of the board of directors will be appointed by our shareholders at a general shareholders’ meeting.
Our Strategy Committee is solely responsible for finding potential candidates and submitting to the board of directors the proposed slate of nominees for election as members of the board of directors to be recommended to our shareholders. The board of directors may not nominate members of the board of directors or select a slate of nominees in a manner inconsistent with the Strategy Committee’s recommendations.
No shareholder or other party has the right to appoint directors directly, except to the extent permitted under Brazilian law based on the size of such shareholder’s holding of common shares. In this regard, pursuant to the Brazilian Corporations Law, minority shareholders whose interest in our common shares represent a minimum of 15% of our total voting capital stock have the right to elect one director in a separate voting process.
For more information on our governance structure and board practices, see “Item 6.A. Directors and Senior Management—Board of Directors” and “—Strategy Committee.”
Audit Committee
Our Audit Committee is composed of three members who are elected by our board of directors. According to our bylaws, at least one member of our Audit Committee shall be an independent member of our board of directors, and at least one member of our Audit Committee shall have recognized experience in corporate accounting matters. The Audit Committee is responsible for: (i) advising our board of directors regarding the selection of independent auditors; (ii) reviewing the scope of the audit and other services provided by our independent auditors; (iii) evaluating and monitoring related party transactions; and (iv) evaluating our internal controls, among other things. The members of our Audit Committee are Gilberto de Almeida Peralta (coordinator), Renata Faber Rocha Ribeiro and James Jason Grant (who is also a member of our Strategy Committee and is no longer a member of our board of directors).
On May 2, 2025, our board of directors determined that Gilberto de Almeida Peralta, a member of our Audit Committee, meets the requirements of an “audit committee financial expert,” as defined by the SEC, and is an independent member of the Audit Committee under applicable SEC rules.

Azul S.A.	153

Compensation Committee
Our compensation committee is composed of three members who are elected by our board of directors, one of which shall be an independent member of the board of directors, according to the regulations of the Level 2 segment of the B3. Our compensation committee’s principal responsibilities include advising the Strategy Committee on the organization, management and interpretation of the share-based incentive plans, including with respect to any resolutions to be adopted by the Strategy Committee in situations not contemplated by such plans, or in connection with any conflicts arising therefrom. The current members of our compensation committee are Sérgio Eraldo de Salles Pinto (coordinator), David Gary Neeleman and Jonathan Seth Zinman. Their mandates are for an unlimited duration, until the board of directors replaces them. As a foreign private issuer, we are not required to comply with the SEC rules applicable to compensation committees.
Environmental, Social & Governance Committee
Our environmental, social and governance committee (or “ESG Committee”) was created on December 23, 2013 and is currently composed of four members who are elected by our board of directors. At least one member of the ESG Committee shall be independent members of the board of directors, according to the regulations of the Level 2 segment of the B3. The currently members of our ESG Committee are: Renata Faber Rocha Ribeiro (coordinator), Gilberto de Almeida Peralta, Daniella Marques Consentino, and James Jason Grant, elected at the meeting of our board of directors held on April 30, 2025, to be ratified by the next General Shareholder’s Meeting on April 30, 2026. On August 9, 2021, our board of directors approved the conversion of the corporate governance committee into ESG Committee, also updating and approving its Internal Regulations. Our ESG Committee’s principal responsibilities include: (i) develop and carry out the continuous evaluation of the ESG plan and strategy instituted by the Company, verifying the consolidation of the orchestrated action plans, as well as other proposals and initiatives involving the topic in question, preparing the organizational model in reference in line with internal procedures to be taken and the organizational structures required to implement the ESG Plan; (ii) review and support the Board of Executive Officers in the preparation of updates, amendments and innovations to the Code of Ethic and Conduct of the Company; (iii) recommend the adoption, adhesion, entry, maintenance or continuity of the Company in “Protocols,” “Principles,” “Agreements,” “Pacts,” “Initiatives” and “Treaties” national or international, directly or indirectly related to ESG; (iv) participate in the preparation and updating of reports that demonstrate the Company’s ESG performance to interested parties (stakeholders); (v) provide support in maintaining the Related-Party Transactions Policy of the Company, in order to express its opinion about potential conflicts of interest among members of the board of directors and the Company; and (vi) express an opinion about: (a) the sale or transfer of the Company’s fixed assets in amounts greater than three percent (3%) of the net earnings recorded in the Company’s consolidated financial statements of the last fiscal year, whenever such transactions are outside the ordinary course of business of a company operating in the same industry wherein the Company operates; (b) any transaction with related parties, in accordance with the provisions of the Related Parties Transactions Policy of the Company; and (c) contracting any financial obligation not provided for in the annual plan or budget of the Company or its subsidiaries, which amount, in reais, is greater than US$200 million, converted by the PTAX rate published by the Central Bank on its webpage on the day of the transaction.
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

154	Azul S.A.

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
To motivate our Crewmembers and align their interests with our results of operations, we provide a leadership incentive plan based on the achievement of pre-defined Company performance targets (Programa de Recompensa). We also have established a stock option plan for our leadership that vests over a four or five-year period. See “Item 6.B. Directors, Senior Management and Employees—Management Compensation.”
As of December 31, 2025, we had 15, total employees, an increase of 1.2% compared to December 31, 2024.

Azul S.A.	155

E.Share Ownership
As of the date hereof: (i) David Gary Neeleman, the Chairman of our board of directors and our founder, holds 25,958,221 common shares in his own name and 390,218 common shares through Saleb II Founder 1 LLC (a vehicle that is wholly-owned by David Gary Neeleman), in addition to vested March 2026 Stock Options in respect of 0.66% of our common shares outstanding on the date of this annual report; (ii) Sérgio Eraldo de Salles Pinto, vice chairman of our board of directors, holds 7,514 common shares; (iii) Renata Faber Rocha Ribeiro, independent member of our board of directors, holds 4,000 common shares; (iv) John Peter Rodgerson, member of our board of directors and our chief executive officer, holds 249,546 common shares in his own name and 179,934 common shares through Saleb II Founder 11 LLC (a vehicle that is wholly-owned by John Peter Rodgerson); (v) Abhi Manoj Shah, our chief revenue officer, holds 431,071 common shares; and (vi) Daniel Tkacz, our chief technical officer, holds 1,100 common shares.
For a description of our stock option plans granted to our directors and executive officers, see “Item 6.B. Directors, Senior Management and Employees—Management Compensation.”
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
As a result of our Voluntary Reorganization, on May 25, 2025, the NYSE notified the SEC of its intention to remove the ADSs from listing and registration on the NYSE, which delisting came into effect at the opening of business on June 10, 2025. Because we are not currently listed on a U.S. national security exchange, we are therefore not currently subject to the clawback requirements referred to in the paragraph above. On November 30, 2023, our board of directors approved and adopted our compensation recovery policy, a copy of which is attached as Exhibit 97 to this annual report. If and when we are listed on NYSE American or the NYSE, as described herein, we will once again be subject to the clawback requirements referred to above and to our previously-adopted compensation recovery policy. We have not been required to prepare an accounting restatement at any time during or after our last completed fiscal year and no recovery of awarded compensation is required pursuant to our compensation recovery policy.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
Effective as of January 15, 2026, all of our preferred shares were converted into a single class of common shares, without par value upon the Conversion, and, effective as of February 18, 2026, all of our common shares were subject to the Reverse Share Split, in each case, in accordance with the Brazilian Corporations Law, and as required to implement the transactions under our Voluntary Reorganization. See “Item 10.B Additional Information—Memorandum and Articles of Association—Conversion and Reverse Share Split.”
As of the date hereof, approximately 98% of our outstanding common shares are held as ADSs, with the remainder held as common shares.
The table below shows the beneficial ownership of our capital stock following as of the date hereof, which reflects the Conversion and the First Reverse Share Split, as well as the Equitization Offering and the Equity Rights Offering (see “Item 4.B Business Overview—Voluntary Reorganization—Equitization of 1L/2L Claims—Equity Rights Offering”).

156	Azul S.A.

The table below show the numbers of shares and percentage ownership held by (i) each person that is a beneficial owner of 5% or more of our common shares, (ii) all of our executive officers and directors as a group, (iii) certain other significant shareholders and (iv) all of our other shareholders, in each case as of the date of this annual report based on the most recent information available too us.

Name	Common Shares(1)	Percentage of Total Common Shares

Readystate(2)	4,946,408,500,000	9.0%
United(3)	4,775,834,632,216	8.7%
BlackBarn(4)	4,603,614,558,460	8.4%
VR(5)	2,877,742,163,070	5.3%
Directors and executive officers(6)	27,221,604	*
Treasury	88,679	*
Other shareholders	37,709,660,787,378	68.6%
Total	54,913,287,951,407	100.0%
* Less than 0.01%.
(1)Including in the form of ADSs.
(2)Consists of: (i) 4,385,820,500,000 common shares directly held by Readystate Master Fund, Ltd. (“RMF”), (ii) 560,588,000,000 common shares directly held by Readystate Strategic Opportunities Master Fund Ltd. (“RSO”), (iii) the beneficial ownership of Readystate Asset Management, LP (“RAM”) in its capacity as investment manager of RMF and RSO, and the beneficial ownership of Ryan Garino and David Grossman, in their capacity as managing partners of RAM. The address for the aforementioned persons and entities is 360 N Green Street, Suite 1400, Chicago, IL, 60607, United States. The foregoing information is included in reliance on the Schedule 13G filed by or on behalf of the aforementioned persons and entities on February 27, 2026.
(3)Consists of: (i) 4,775,816,000,000 common shares directly held by United Airlines, Inc. (“UAI”), a wholly-subsidiary of United Airlines Holdings, Inc. (“UAH”) in the form of ADRs, and (ii) 18,632,216 common shares directly held by CALFINCO Caymans Ltd. (“Calfinco”), a wholly-subsidiary of UAI, and (iii) the beneficial ownership of UAH with respect to UAI and Calfinco. The address of the aforementioned entities is 233 South Wacker Drive, Chicago, IL, 60606, United States. The foregoing information is included in reliance on the Schedule 13D filed by or on behalf of the aforementioned persons and entities on February 27, 2026. The beneficial ownership set forth above excludes up to 716,372,446,058 common shares issuable upon exercise of the Additional Investment Warrants to be held by United Airlines, which United Airlines has determined are not exercisable within 60 days from the date hereof.
(4)Consists of: (i) 4,458,214,000,000 common shares directly held by BlackBarn Capital Master Fund, LP (“BlackBarn Fund”) and 145,400,558,460 common shares issuable to BlackBarn Fund upon exercise of warrants exercisable in less than 60 days from the date hereof, (ii) the beneficial ownership of BlackBarn Capital LP (“BlackBarn Capital LP”) and BlackBarn Capital GP, LLC (“BlackBarn Capital GP”), in their capacity of general managers of BlackBarn Fund, (iii) the beneficial ownership of BlackBarn Capital Partners GP, LLC (“BlackBarn Partners GP”), in its capacity as general partner of BlackBarn Capital LP, and (iv) the beneficial ownership of Jonathan Carter, in his capacity as limited partner of BlackBarn Capital LP and managing partner of BlackBarn Capital GP and BlackBarn Partners GP. The address for BlackBarn Capital Partners LP, BlackBarn Capital GP, BlackBarn Partners GP, and Jonathan Carter is 250 W 55th Street, 25th Floor, New York, NY 10019. The address for BlackBarn Fund is c/o Maples Corporate Services Limited, Ugland House, South Church Street, PO Box 309, Grand Cayman KY1-1104, Cayman Islands. The foregoing information is included in reliance on the Schedule 13G filed by or on behalf of the aforementioned persons and entities on February 27, 2026. For purposes of calculating the percentage ownership for this holder, the denominator includes the common shares issuable upon exercise of the Additional Investment Warrants held by such holder, but does not include securities issuable upon exercise of any Warrants held by any other person.
(5)Consists of: (i) 2,829,984,000,000 common shares directly held by VR Global Partners, L.P. (“VR Fund”) and 47,758,163,070 common shares issuable to VR Fund upon exercise of warrants exercisable in less than 60 days from the date hereof, (ii) the beneficial ownership of VR Advisory Services Ltd. (“VR”), in its capacity as general partner and investment adviser of VR Fund, (iii) the beneficial ownership of VR Capital Participation Ltd. (“VRCP”), in its capacity of sole shareholder of VR, (iv) the beneficial ownership of VR Capital Group Ltd. (“VRCG”), in its capacity as sole shareholder of VRCP, (v) the beneficial ownership of VR Capital Holdings Ltd. (“VRCH”), in its capacity as sole shareholder of VCRG, and (vi) the beneficial ownership of Richard Deitz (“Mr. Deitz”), in his capacity as the control person of VR and VRCP. The address for all the aforementioned persons and entities (other than VR and Mr. Deitz) is c/o Intertrust (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands. The address for VR is 601 Lexington Avenue, 59th Floor, New York, New York, 10022, United States. The address for Mr. Deitz is The Kensington Building, 1 Wrights Lane, Fourth Floor, London W8 5RY, United Kingdom. The foregoing information is included in reliance on the Schedule 13G filed by or on behalf of the aforementioned persons and entities on February 27, 2026. For purposes of calculating the percentage ownership for this holder, the denominator includes the common shares issuable upon exercise of the Additional Investment Warrants held by such holder, but does not include securities issuable upon exercise of any Warrants held by any other person.
(6)Includes the aggregate holdings of common shares held by the seven members of our board of directors and the four members of our board of executive officers.

Azul S.A.	157

Registration Rights Agreement
In connection with our emergence from the Chapter 11 Cases, we entered into a registration rights agreement (the “Registration Rights Agreement”) with the Backstop Commitment Parties, the Strategic Investors and the Additional Investment Holders (collectively, the “RRA Holders”). The Registration Rights Agreement provides the RRA Holders and certain of their permitted transferees with customary demand, shelf and piggyback registration rights, as well as related cooperation and information rights, with respect to the resale of their equity securities in the United States.
As used herein, “Registrable Securities” include (i) all common shares acquired by the RRA Holders or any of their respective affiliates, (ii) our common shares acquired by RRA Holders or any of their respective affiliates that are our affiliates during the period beginning on the Effective Date and ending on the later of six months thereafter and the effectiveness of the relevant resale registration statement on Form F-1 (the “Initial Registration Statement”), (iii) our common shares acquired by RRA Holders that are not our affiliates, (iv) any securities issued in respect of, or in exchange or substitution for, such common shares, and (v) any ADS representing such common shares. Registrable Securities cease to be Registrable Securities once they have been sold or are eligible to be sold without restriction under Rule 144 or Regulation S.
We are required to prepare and file the Initial Registration Statement covering all Registrable Securities outstanding and eligible for registration and we must use commercially reasonable efforts to cause the Initial Registration Statement to be declared effective as promptly as practicable.
As soon as possible and not later than 60 days after we become eligible to use Form F-3, we are required to use commercially reasonable efforts to convert the Initial Registration Statement to a Form F-3 shelf registration statement (the “Form F-3 Resale Shelf”).
We may not file or seek effectiveness of any other registration statement prior to the effectiveness of the Initial Registration Statement without the approval of RRA Holders that, together with their affiliates, beneficially own at least 25% of our outstanding common shares or a majority of then Registrable Securities (“Requisite Holders”). The Requisite Holders may also require us to suspend efforts to obtain effectiveness of the Initial Registration Statement.
We are required to use commercially reasonable efforts to keep applicable resale registration statements effective until the earlier of (i) the third anniversary of the Effective Date, except for Registrable Securities held by the Strategic Investors, and (ii) the date on which no Registrable Securities remain outstanding on the NYSE or Nasdaq.
If our ADSs are not listed by June 20, 2026, being the four months following the Effective Date, then, during the subsequent twelve-month period (from the beginning of the fifth month through the end of the sixteenth month following the Effective Date), the Requisite Holders will have the right to require us to initiate the first underwritten offering of our common shares and/or ADSs (the “Re-IPO”). The Requisite Holders may exercise this right by delivering a written notice of the ADS to us (a “Re-IPO Demand Notice”). Upon receipt of a Re-IPO Demand Notice, we will not proceed with the listing until the pricing of the ADSs, unless otherwise instructed by the Requisite Holders.
We may not pursue a Re-IPO during this twelve-month period without the prior written instruction or consent of the Requisite Holders. The Requisite Holders’ right to deliver a Re-IPO Demand Notice expires at the end of the sixteenth month following the Effective Date. After the completion of a Re-IPO or the expiration of such demand right, we may pursue underwritten offerings without the prior request or consent of the Requisite Holders.
Securities proposed to be sold RRA Holders in a Re-IPO will have priority over any securities proposed to be sold by us or by other holders exercising piggyback rights, subject to pro rata cutbacks as required by the managing underwriter for bona fide marketing purposes. Any such cutback will apply ratably among all participating holders of Registrable Securities, provided that each such RRA Holder agrees to execute a customary lock-up agreement.

158	Azul S.A.

The RRA Holders initially requesting the Re-IPO will have the right to select the underwriters for the Re-IPO, subject to our reasonable approval (which may not be unreasonably withheld, conditioned or delayed).
Except for the Re-IPO right described above, the holders of Registrable Securities do not have demand registration rights. If our ADSs are listed on the NYSE or Nasdaq prior to the delivery of a Re-IPO Demand Notice, the RRA Holders’ right to demand a Re-IPO will terminate.
RRA Holders are entitled to customary piggyback registration rights. If we propose to register any of our equity securities for sale in an underwritten offering, RRA Holders may request that their Registrable Securities be included in the registration. Such inclusion is subject to pro rata cutbacks to the extent reasonably required by the managing underwriter. In any such offering, the securities we propose to sell will have priority over securities held by holders exercising piggyback registration rights.
We must maintain our sponsored ADS programs in respect of our common shares (the “ADS Program”) and, after the listing of the ADRs, maintain such ADS Program, until the later of (i) the third anniversary of the Effective Date, except for Registrable Securities held by the Strategic Investors, and (ii) or such time as the ADS represent less than 5% of our outstanding common shares for 180 consecutive days, subject to a 12-year limit, and may not make materially adverse amendments without the required vote of holders of ADS.
In the RRA Agreement, we undertake to comply with our reporting and disclosure obligations as a foreign private issuer under the Exchange Act, including furnishing Forms 6-K and filing our annual report on Form 20-F to maintain current public information for Rule 144 purposes, to issue customary quarterly and annual earnings releases in English and hold corresponding earnings calls in English within five trading days after releasing our results, and to furnish a Form 6-K within one business day of the earlier of any announcement of a shareholder vote in Brazil or the distribution of related voting materials. Likewise, RRA Holders seeking registration of Registrable Securities will be required to timely provide customary information to allow us to list them as selling securityholders in a registration statement.
Subject to certain conditions, a transferee of Registrable Securities may become a party to the Registration Rights Agreement and succeed to the transferring RRA Holder’s rights with respect to the relevant Registrable Securities.
We may impose blackout periods of up to 45 days, which may be extended by our Strategy Committee (or our board of directors, to the extent required by applicable law), provided that no more than three blackout periods may be imposed in any 12-month period and that the aggregate duration of all blackout periods in any such 12-month period may not exceed 90 days. Any blackout period will suspend our obligations to maintain the effectiveness of a registration statement or permit sales thereunder, including in connection with any Re-IPO, but will not prevent RRA Holders from selling their securities in reliance on Rule 144 or on a private basis, subject to applicable law.
Solely in connection with a Re-IPO requested by the Requisite Holders, each of the Strategic Investors and each participating RRA Holder that, together with its affiliates, beneficially owns more than 1% of our outstanding common shares (including in the form of ADSs)—and, if requested by the managing underwriters, certain non-participating RRA Holders meeting the same ownership threshold—may be required to enter into a customary lock-up agreement for up to 90 days following the offering, subject to customary exceptions and conditioned on similar lock-up arrangements being imposed on us and on our directors and executive officers. Participating RRA Holders may be required to enter into such lock-up agreement even if they own less than 1% of our outstanding equity, and non-participating RRA Holders subject to a lock-up will not be restricted from pledging their securities as collateral for bona fide financing arrangements (other than financings undertaken for the principal purpose of disposing of such securities). If any lock-up restrictions are released or waived for any other holder before expiration, the Strategic Investors and the Backstop Commitment Parties will be entitled to the benefit of the same release or waiver on no less favorable terms.
The Registration Rights Agreement contains customary mutual indemnification provisions with respect to liabilities arising under the Securities Act.

Azul S.A.	159

The Registration Rights Agreement is governed by New York law. The parties have agreed to exclusive jurisdiction in the federal and state courts located in New York County, in the state of New York.
Sales of our common shares (including in the form of ADSs) may occur through any method permitted by law, including underwritten offerings, at-the-market transactions, block trades, private sales and hedging transactions. We are required to provide customary cooperation in connection with any such disposition, including participation in marketing activities, execution of customary agreements and delivery of customary diligence materials, certificates, opinions and comfort letters, and will use commercially reasonable efforts to coordinate related communications with the managing underwriters.
Following the Effective Date, our executive management are required to conduct a non-deal roadshow in the United States upon request of holders representing the required ownership threshold, and we will conduct additional non-deal roadshows upon request of RRA Holders holding at least 5% of our common shares (including in the form of ADSs), subject to applicable law and a minimum 60-day period between roadshows.
Registration rights, other than those relating to the ADS Program, terminate on the earlier of (i) February 20, 2029, being the third anniversary of the Effective Date, except for Registrable Securities held by the Strategic Investors, (ii) the date on which no Registrable Securities remain outstanding, and (iii) the date on which there is no market for our outstanding ADSs.
Amendments or waivers of any provision of the Registration Rights Agreement prior to the earlier a listing of the ADS on the NYSE or Nasdaq or a Re-IPO will require our written consent, as well as the consent of the majority of the Backstop Commitment parties and the Strategic Partners. After the earlier of listing or a Re-IPO, amendments or waivers of any provision of the Registration Rights Agreement will require our written consent, as well as the consent of the holders of a majority of the Registrable Securities. In all cases, no amendment or waiver of any provision of the Registration Rights Agreement may be adopted that is disproportionately and materially adverse to any RRA Holder without such RRA Holder’s prior written consent, and no amendment to the lock-up provisions affecting any RRA Holder may be made without such RRA Holder’s prior written consent.
Dividends
According to the bylaws of the Company, unless the right is waived by all shareholders, the shareholders are guaranteed a minimum mandatory dividend equal to 0.1% of net income of the Company after the deduction of legal reserve, contingency reserves, and the adjustment prescribed under the Brazilian Corporations Law.
Interest on shareholders’ equity, which is deductible for income tax purposes, may be deducted from the minimum mandatory dividends to the extent that it has been paid or credited. Interest on shareholders’ equity is treated as dividend payments for accounting purposes.
Dividends are subject to approval by the Annual Shareholders’ Meeting.
The Company has not distributed dividends for the years ended December 31, 2025, 2024 and 2023.
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

160	Azul S.A.

Strategic Partnership with United
Calfinco Caymans Ltd., a wholly-owned subsidiary of United, was party to a shareholders’ agreement dated September 1, 2017 (as amended). However, as a result of the Conversion described elsewhere in this annual report, that shareholders' agreement ceased to be effective pursuant to the relevant termination provisions and by operation of law.
For a description of our strategic partnership with United, see “Item 4.B. Business Overview—Strategic Partnerships, Alliances and Commercial Agreements—United.”
Commercial Cooperation Agreement with United
We entered into a commercial cooperation agreement with United on June 26, 2015 which governs the expanded cooperation between both of our companies with respect to certain matters, including: (i) code-sharing, (ii) loyalty programs; (iii) special terms relating to passengers and cargo; (iv) marketing programs; (v) corporate accounts and sales contracts; (vi) employee interline pass travel; (vii) service levels at specific airports; and (viii) the negotiation of a commercial joint venture between us and United whereby we would share resources with United and split revenue related to specified matters relating to our and their route networks in order to optimize profitability for both us and United. To date, this joint venture has not yet been established, and we and United continue discussing objectives, the type of joint venture, revenue sharing and other matters.
Code-Share Agreement with United
On June 26, 2015, ALAB entered into a Code-Share Agreement with United, the sole shareholder of Calfinco. The Code-share Agreement governs the terms and conditions of code-sharing and interlining arrangements between ALAB and United.
Leasing Agreements with Azorra
During the year ended December 31, 2025, the Company entered into an Aircraft Operational Lease Agreement dated as of September 05, 2025, for two aircraft with entities of the Wilmington Trust Company, not it its individual capacity but solely as owner trustee (“Azorra”), as purchaser. Additionally, as part of the Chapter 11 Process, the Company rejected two Aircraft Operating Lease Agreements with its redelivery dates on July 15, and July 20, 2025, with entities of the Wilmington Trust Company, not it its individual capacity but solely as owner trustee (“Azorra”).
As of December 31, 2025, the Company had (a total of US$15,418 million) maintenance reserve with Azorra.
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

Azul S.A.	161

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
As of December 31, 2025, we are party to civil claims of various types (deemed “active” under our criteria, which do not consider claims in which agreements were entered into) and we have provisioned a total of R$109.9 million in respect of these civil claims. In addition, we are party to legal proceedings relating to labor law issues of various types, for which we have provisioned a total of R$55.8 million.
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
As of December 31, 2025, we are defendants in judicial and administrative tax proceedings, for which we have provisioned a total of R$91.5 million.
On August 10, 2016, we filed an annulment action together with LATAM requesting the annulment of a decision issued by CADE imposing a fine of R$9.7 million to both LATAM and us because of the late merger filing by the parties notifying the existence of codeshare agreements between LATAM and TRIP in effect from 2004 until 2013. The action also sought to annul filing fees that CADE deemed to be owed by LATAM and us in its decision. In October 2019, the first instance court’s judgement partially granted the claims, annulling the penalty regarding the untimeliness but maintaining the filing fees for each agreement. CADE, LATAM and the Company submitted appeals and, in November 2022, the appellate court (TRF1) reversed the judgment and excluded the filing fees, but reinstated the penalty for untimeliness. In December 2024, we and LATAM filed a request to join the “Desenrola” Program of AGU/PGF, seeking to settle the amounts in dispute with CADE. In February 2025, CADE accepted the settlement and we and LATAM paid the agreed settlement amount. Following the settlement, in March 2025, we and LATAM filed a petition confirming the partial waiver of claims and requesting that our respective special appeals be declared moot, which was granted in April 2025. As a result, the special appeals filed by LATAM and us have been declared moot. The proceeding remains pending solely with respect to CADE's special appeal, which seeks to reinstate the payment of 17 additional court fees (taxas processuais) that were excluded by the appellate court and were not covered by the settlement with AGU. In June 2025, we posted a judicial bond of R$1.445 million, valid until November 2026, to guarantee payment of this fine in the event of an adverse decision. In such case, we may also be required to pay attorneys’ fees (honorários de sucumbência) corresponding to 8% of the economic benefit, jointly with LATAM.
We believe that the outcome of the proceedings to which we are currently a party will not, individually or in the aggregate, have a material adverse effect on our financial position, results of operations or cash flows.

162	Azul S.A.

Dividend Policy
Amounts Available for Distribution
According to the Brazilian Corporations Law and our bylaws, our board of directors makes a recommendation to the annual shareholders’ meeting regarding the allocation of our net income for the preceding fiscal year, and the shareholders’ meeting decides upon the allocation. Under the Brazilian Corporations Law, our board of directors may also approve intermediary dividend distributions.
The Brazilian Corporations Law defines “net income” as the results for the fiscal year after deducting accrued losses, the provisions for income and social contribution taxes for that year and any amounts allocated to profit sharing payments to employees and management. Management is only entitled to any profit-sharing payment, however, after the shareholders are paid the mandatory dividend referred to below.
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
Legal Reserve
The Brazilian Corporations Law requires us to maintain a legal reserve to which we must allocate 5.0% of our net income for each fiscal year until the aggregate amount of the reserve equals 20.0% of our capital stock. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital reserves, exceeds 30.0% of our capital stock. The amounts allocated to the legal reserve must be approved by our shareholders in a shareholders’ meeting, and may only be used to increase our capital stock or to offset losses. Therefore, they are not available for the payment of dividends.
Statutory Reserve
The Brazilian Corporations Law allows us to allocate a portion of our net profits to discretionary reserve accounts established in accordance with our bylaws. As of December 31, 2025, we did not have a statutory reserve. If we establish these accounts, the bylaws must indicate the purpose, allotment criteria and maximum amount of the reserve. However, we may not allocate profits to these discretionary reserve accounts if this would affect the payment of the minimum mandatory dividend.
Contingency Reserve
The Brazilian Corporations Law allows us to allocate a percentage of our net income to a contingency reserve for anticipated losses that are deemed probable in future years, if the amount of the losses can be estimated. Any amount so allocated must be reversed in the fiscal year in which any expected loss fails to occur as projected, or charged against in the event that the expected loss occurs. The amounts to be allocated to this reserve must be approved by our shareholders. As of December 31, 2025, we did not have a contingency reserve.

Azul S.A.	163

Retained Profit Reserve
The Brazilian Corporations Law allows us to retain a portion of our net income, by a decision of our shareholders, provided that the retention is included in a capital expenditure budget that has been previously approved. The allocation of funds to this reserve cannot jeopardize the payment of the minimum mandatory dividends. As of December 31, 2025, we did not have a retained profit reserve.
Unrealized Profit Reserve
Under the Brazilian Corporations Law, the amount by which the mandatory dividend exceeds the “realized” net income in a given year may be allocated to an unrealized profit reserve account, and the mandatory dividends may be limited to the “realized” portion of the net income. The Brazilian Corporations Law defines “realized” net income as the amount by which net income exceeds the sum of (i) our net positive results, if any, from the equity method of accounting and (ii) the profits, gains or income that will be received by us after the end of the next fiscal year. The unrealized profit reserve can only be used to pay mandatory dividends. Profits recorded in the unrealized profit reserve, if realized and not absorbed by losses in subsequent years, must be added to the next mandatory dividend distributed after the realization. As of December 31, 2025, we did not have an unrealized profit reserve.
Capital Reserves
Our capital reserve consists of the premium reserve, tax incentives, and investment subsidies. Under the Brazilian Corporations Law, capital reserves may only be used (i) to absorb losses that exceed retained earnings and profit reserves, (ii) to fund redemptions, refunds or repurchases of shares, (iii) to redeem founder shares, and (iv) to increase our share capital. As of December 31, 2025, we had R$1,408.7 million allocated to the capital reserve account.
Payment of Dividends and Interest on Shareholders’ Equity
The Brazilian Corporations Law requires the bylaws of a Brazilian company to specify a minimum percentage of available profits to be allocated to the annual distribution of dividends, known as mandatory dividends. The mandatory dividend must be paid to shareholders either as dividends or as interest on shareholders’ equity. The basis of the mandatory dividend is a percentage of income, adjusted according to Article 202 of the Brazilian Corporations Law. Under our bylaws, we must distribute every year at least 0.1% of our adjusted net income from the previous fiscal year as a dividend.
The Brazilian Corporations Law allows a company to suspend distribution of mandatory dividends if the board of directors advises the annual shareholders’ meeting that the distribution would not be advisable given the company’s financial condition. The fiscal council, if one is in place, must review any suspension of the mandatory dividend, and management must submit a report to the CVM setting forth the reasons for the suspension of dividends. Net income that is not distributed due to a suspension is allocated to a separate reserve account and, if not absorbed by subsequent losses, must be distributed as dividends as soon as the financial condition of the company permits.
Dividends
The Brazilian Corporations Law and our bylaws require us to hold an annual shareholders’ meeting by the fourth month following the closing of each fiscal year, in which, among other matters, shareholders must decide upon the distribution of annual dividends. The calculation of annual dividends is based on our audited consolidated financial statements for the immediately preceding fiscal year.
Each holder of shares at the time a dividend is declared is entitled to receive dividends. Under the Brazilian Corporations Law, dividends are generally required to be paid within 60 days from the date on which the dividend is declared, unless the shareholders’ resolution establishes another payment date. The dividend must be paid at the latest before the end of the year in which it is declared.
Shareholders have three years from the date of payment to claim their dividends or interest on shareholders’ equity, after which the unclaimed dividends or interest revert to us.

164	Azul S.A.

Distributions of Interest on Shareholders’ Equity
Brazilian corporations are permitted to pay interest on equity capital to shareholders and to treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution tax. The interest is calculated based on the TJLP, as set by the Central Bank from time to time, and cannot exceed the greater of 50% of net income (after deduction of the social contribution tax on net income, and without taking account of the distribution being made and any income tax deduction) for the period in relation to which the payment is made, or 50% of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made. The payment of interest on shareholders’ equity represents an alternative form of dividend payment to shareholders. The amount distributed to shareholders as interest on shareholders’ equity, net of any income tax, may be included as part of the mandatory dividend distribution. The Brazilian Corporations Law requires us to pay shareholders an amount sufficient to ensure that the net amount they receive in respect of interest on shareholders’ equity, after payment of the applicable withholding tax, plus the amount of declared dividends, is at least equivalent to the mandatory dividend amount.
B.Significant Changes
Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial condition or results of operations since December 31, 2025.

Azul S.A.	165

ITEM 9. THE OFFER AND LISTING
A.Offering and Listing Details
Stock exchange listing in the United States
In the United States, our common shares trade in the form of ADSs. Our ADS traded on the NYSE between April 11, 2017 and June 10, 2025, when the ADSs were delisted from the NYSE pursuant to the provisions of Rule 12d2-2(b) under the Securities Act because, in the opinion of the NYSE, our ADSs were no longer suitable for continued listing and trading on the NYSE. Our ADSs are currently quoted on the OTC Pink Limited Market under the symbol “AZLUY.”
As of the date hereof, the ADSs represented approximately 98.3% of our common shares. Our ADSs initially represented our preferred shares until the Conversion, after which they began representing our common shares.
We currently expect to seek a listing of our issued and outstanding common shares and our ADSs on NYSE American. Subject to the approval of NYSE American and the satisfaction of all applicable listing requirements and conditions, we currently expect our ADSs to commence trading on NYSE American under the ticker symbol “AZUL” shortly after the effectiveness of the Second Reverse Share Split (which is currently expected to become effective on or around April 20, 2026). We will announce the date on which our ADSs will commence trading on NYSE American if and when all requirements and conditions to listing are satisfied. Quotation of the ADSs on the OTC Pink Limited Market is expected to cease if and when the ADSs are listed on NYSE American.
Furthermore, we currently expect to satisfy the initial listing requirements of the NYSE on or around July 1, 2026, assuming that the trading price of our ADSs (including the implied price based on the trading price of our common shares on the B3) remains above US$ 4.00 per ADS throughout the period from February 20, 2026 to July 1, 2026. We currently intend to apply to uplist our issued and outstanding common shares and our ADSs on the NYSE as soon as all applicable requirements and conditions to such listing are satisfied.
There can be no assurance that our common shares and ADSs will be listed on NYSE American or the NYSE, or if any such listing is obtained, that our common shares and ADS will continue to be listed thereon. Any listing of our common shares on NYSE American or the NYSE would not be for trading purposes, and would only be in connection with any listing on NYSE American or the NYSE of the ADSs representing those common shares. References in this annual report to the listing and trading of ADSs on NYSE American and the NYSE exclude the listing and trading of the Restricted ADSs because the terms of such Restricted ADSs include restrictions on the transfer of such Restricted ADSs and limitations on the withdrawal of common shares underlying such Restricted ADSs, which thereby make such Restricted ADSs not fungible with Azul’s freely tradable ADSs and common shares.
Stock exchange listing in Brazil
Our common shares currently trade on the B3 under the symbol “AZUL53.” However, upon effectiveness of the Second Reverse Share Split, we currently expect that our common shares will begin trading on the B3 under the symbol “AZUL3”.
On March 31, 2026, the last reported sale price of our common shares on the São Paulo Stock Exchange was R$228.83 per one million common shares (which is equivalent to R$0.00022883 per common share).
The price per common share on the B3 is currently lower than the minimum share price required by the B3. The B3 has granted our request for an extension to the deadline to regain compliance with this requirement to April 30, 2026. Based on our current market capitalization, we expect to regain compliance with this requirement upon effectiveness of the Second Reverse Share Split (which we currently expect to be effective as of April 20, 2026), However, there can be no assurance that our common shares will continue to be listed on the B3.
B.Plan of Distribution
Not applicable.

166	Azul S.A.

C.Markets
Regulation of Brazilian Capital Markets
The Brazilian capital markets legal framework is established by Brazilian Law No. 4,728, of July 14, 1965 (“Brazilian Capital Markets Law”), Law No. 6,385, of December 7, 1976 (“Brazilian Securities Law”), and the Brazilian Corporations Law. Pursuant to such statutes, the Brazilian capital market is regulated and supervised by the CVM, which has general authority over the stock exchanges and securities market. The Central Bank of Brazil (Banco Central do Brasil, the “BACEN”) has, among other powers, licensing authority over brokerage firms and also regulates foreign investment and foreign exchange transactions, according to the provisions of the Brazilian Securities Law and Law No. 4,595, of December 31, 1964, as amended, and Law No. 14,286, of December 29, 2021 (“Foreign Exchange Law”). Both CVM and BACEN are subject to the supervision of – and the macro policies established by – the National Monetary Council (Conselho Monetário Nacional, the “CMN”). These laws and other rules and regulations together set the requirements for disclosure of information applying to issuers of securities listed on stock exchanges, the criminal penalties for insider trading and price manipulation, the protection of minority shareholders, licensing procedures, supervision of brokerage firms, and governance of the Brazilian stock exchanges.
Pursuant to the Brazilian Corporations Law, a company may be publicly held and listed or privately held and unlisted. All publicly held companies are registered with the CVM and are subject to periodic reporting requirements and disclosure of material events. A company registered with the CVM under the proper category may request its shares to be listed for trading on Brazilian stock exchanges or on Brazilian over-the-counter markets. Currently, the B3 operates both securities exchange and over-the-counter markets in Brazil. Shares listed on the stock exchange may not be simultaneously traded on Brazilian over-the-counter markets, except in case of block trading, as provided in CVM Resolution No. 135 of June 10, 2022. Trading on the over-the-counter market implies direct off-stock exchange trades between investors through intermediaries duly approved by the B3. Listing on the B3 requires a company to apply for registration with the B3 and the CVM.
The trading of securities on the B3 may be suspended under certain circumstances, including at the request of a company in anticipation of a disclosure of material information by the publicly held company. Trading may also be suspended at the request of the B3 or the CVM, if there is any evidence that a company has provided inadequate information regarding a material fact or has provided inadequate responses to inquiries by the CVM or the stock exchange, among other reasons.
Trading on the B3
B3 trading sessions are conducted from 10:00 a.m. to 5:55 p.m. (São Paulo local time) in an automated system known as PUMA Trading System. The B3 also permits trading from 6:25 p.m. to 6:45 p.m., in an online system known as “after market,” which is connected to traditional and online brokers. “After market” trading is subject to regulatory limits on price volatility and on the volume of common shares transacted by online brokers.
Delivery of and payment for shares are made through the facilities of an independent clearing house, B3 Central Depository, which is the clearing house for the transactions carried out on the B3 and handles the multilateral counterparty settlement of both financial obligations and transactions involving securities. The B3 Equities Clearing is responsible for the registration, settlement and risk management of trades with shares through PUMA Trading System.
For a more efficient control of volatility of the BOVESPA Index, the B3 has adopted a circuit breaker system that suspends trading for 30 minutes or 1 hour whenever the BOVESPA Index falls below 10% and 15%, respectively, compared with the index at the close of trading on the preceding trading session. If the BOVESPA Index falls below 20% compared to the previous day, the B3 may suspend trading for a period of time to be defined by it at the time of such event.
Corporate Governance Practices and the Level 2 Segment of B3

Azul S.A.	167

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
To become a Level 2 segment of B3 company, in addition to the obligations imposed by applicable law, an issuer must comply with the following rules: (1) ensure that shares of the issuer representing at least 20% of its total capital are effectively available for trading or 15% of its total share capital, provided that the average daily trading value of the Company’s shares remains equal to or higher than BRL 20,000,000.00 (twenty million Brazilian reais), considering the transactions carried out over the last 12 (twelve) months; (2) adopt offering procedures that favor widespread ownership of shares whenever making a public offering, including (a) guaranteed access to all prospective investors, or (b) the allocation of at least 10% of the total offer to individuals or non-institutional investors; (3) comply with additional quarterly disclosure standards, such as disclosing related party transactions to the same level as required by the accounting standards used in the preparation of annual financial statements; (4) follow stricter disclosure policies with respect to transactions made by controlling shareholders, members of its board of directors, its executive officers and, if applicable, members of its fiscal council (conselho fiscal) and other technical or consulting committees involving securities issued by the issuer; (5) submit any existing shareholders’ agreement and stock option plans to the B3; (6) make a schedule of the corporate events, available to shareholders, the public meeting with analysts and the release of the company's financial information; (7) grant tag-along rights for all shareholders in connection with a transfer of control of the company offering the same price paid per share of controlling block for each common share and preferred share; (8) grant voting rights to holders of preferred shares, at least in connection with the following matters: (a) transformation, merger, amalgamation or spin-off of the Company; (b) execution of any agreement between the Company and its controlling shareholder, acting directly or through any third party, in the event such agreement must be approved by a general shareholders’ meeting, as provided by law or in the bylaws of the Company; (c) valuation of assets to be contributed to the capital stock of the Company in a capital increase; (d) appointment of the valuation company or institution that will determine the economic value of the Company; and (e) amendments or exclusions of bylaw provisions which eliminate or modify any of the matters above and in the item 4.1 of the Level 2 segment of B3 listing regulation; (9) have a board of directors consisting of at least five members out of which a minimum of 20% of the directors must be independent and limit the term of all members to two years, reelection permitted; (10) not appointing the same individual to simultaneously hold the positions of chairman of the board of directors, chief executive officer or other principal executive, observing the exceptions provided on corporate governance Level 2 segment of B3 listing regulation; (11) translate into English its annual and quarterly consolidated and unconsolidated financial statements, accompanied by the management report or commentary on performance and the opinion or special review report of the independent auditors, as provided by law; (12) if it elects to delist from the Level 2 segment of B3, conduct a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be the economic interest determined by an independent specialized firm with requisite experience); (13) adhere exclusively to the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) for resolution of disputes between the company and its investors relating to or derived from the enforceability, validity, applicability, interpretation, breach and its effects, of the provisions of the Brazilian Corporations Law, the Company’s bylaws, the rules published by the CMN, the Central Bank of Brazil (“Central Bank”), the CVM, and other rules applicable to the Brazilian capital markets in general, including the Level 2 rules, the Level 2 listing agreement, the Level 2 sanctions regulation and the rules of the Market Arbitration Chamber of the B3; and (14) adopt and publish a code of conduct that establishes the principles and values that guide the company.
Investment in Our Common Shares By Non-residents
Foreign Investment in the Brazilian Securities Market - Joint Resolution 13
Aside from investing in our ADS, investors residing outside Brazil may also purchase our common shares, on the B3, through the foreign portfolio investment regime set forth in Joint Resolution No. 13, dated December 03, 2024, of the Central Bank and the CVM (“FPI” and “Joint Resolution 13”).

168	Azul S.A.

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
Under the terms of Joint Resolution 13, in order to invest in our common shares through the FPI regime , an investor domiciled outside Brazil must, as a general rule: (1) appoint one or more representatives in Brazil, which must be a financial institution, an institution authorized by the Central Bank or a clearing and settlement chamber, with powers to receive service of process related to any action regarding financial and capital market legislation, among others (the appointment of such representative is dismissed under certain circumstances set forth in Joint Resolution 13); (2) through its representative, register itself as a foreign investor with the CVM (such registration is not required under certain circumstances set forth in Joint Resolution 13); (3) obtain a taxpayer identification number from the Brazilian tax authorities; and (4) appoint one or more authorized intermediaries and/or custodians in Brazil for the investments.
Individuals domiciled abroad investing in our common shares are not required to comply with items (1) and (2) above.
Securities and other financial assets held by foreign investors pursuant to Joint Resolution 13 must be registered, maintained in deposit accounts or maintained under the custody of entities and/or systems, as applicable, authorized by the Central Bank or the CVM, as the case may be. In addition, FPI investors are generally restricted from trading with securities outside the Brazilian stock exchanges or OTC markets licensed by the CVM.
In addition, an investor operating under the provisions of Joint Resolution 13 must obtain a tax identification number with the Brazilian tax authorities (as provided in item (3) above) pursuant to its Regulatory Instruction 2,119, dated as of December 6, 2022, in case of a legal entity, or to Regulatory Instruction 2,172 dated as of January 9, 2024, in case of an individual.
Foreign Direct Investment
Alternatively, foreign investors may also invest directly in Brazilian companies under Law No. 14,286. However, these investors may be subject to a less favorable tax treatment on gains than foreign investors that invest in Brazil under Joint Resolution 13.
A direct foreign investor under Law No. 14,286, whenever acquiring equity investments, must: (1) enroll as a foreign direct investor with the Central Bank, if the amount of the investment is equal to or higher than USD100,000.00; (2) obtain a taxpayer identification number from the Brazilian tax authorities; (3) appoint a tax representative in Brazil; and (4) appoint a representative in Brazil for service of process with respect to suits based on the Brazilian Corporations Law.
Tax on Foreign Exchange Transactions (“Imposto sobre Operações de Crédito, Câmbio e Seguro, ou relativas a Títulos ou Valores Mobiliários”) (“IOF/Exchange Tax”)
IOF/Exchange Tax levies on certain foreign investments in Brazilian financial and capital markets, including investments made pursuant to Joint Resolution 13. Currently, currency exchange transactions carried out by Joint Resolution 13 investors are subject to IOF/Exchange Tax at a rate of (i) 0%, in the case of inflows and outflows of funds in and from Brazil in connection with investments in the Brazilian financial and capital markets, and (ii) 0%, in the case of the outflow of funds from Brazil in connection with the payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in equity interest in Brazil.
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

Azul S.A.	169

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and heightened volatility in the Brazilian capital markets and securities issued abroad by Brazilian companies. This uncertainty and other future events affecting the Brazilian economy and the actions of the Brazilian government may adversely affect us and the price of our common shares, including in the form of ADSs.
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
Conversion and First Reverse Share Split
After December 31, 2025 and prior to the filing of this annual report, all of our preferred shares were converted into a single class of common shares, without par value upon the Conversion, in accordance with the Brazilian Corporations Law, and as required to implement the transactions under our Voluntary Reorganization.
The Conversion was approved by the preferred shareholders at a special preferred shareholders meeting (assembleia especial de acionistas titulares de ações preferenciais) and by the common shareholders at an extraordinary general shareholders’ meeting (assembleia geral extraordinária), both held on January 12, 2026. At the special preferred shareholders meeting, our preferred shareholders approved the conversion of all preferred shares issued by the Company into common shares, in the proportion of 75 common shares for each preferred share. Subsequently, at the extraordinary general shareholders' meeting, our common shareholders approved: (i) the Conversion and its implementation by the Company’s officers; and (ii) the corresponding amendment of our bylaws (estatuto social) to exclude all references to preferred shares. The minutes of the extraordinary general shareholders’ meeting (assembleia geral extraordinária) was registered by the São Paulo State commercial registry (Junta Comercial do Estado de São Paulo) on January 30, 2026, and the Conversion became effective on January 15, 2026.
As a result, as of the date of this annual report, we have only one class of shares outstanding—common shares, without par value—and all former preferred shares (including those previously traded in Brazil or held as ADRs) were fully converted into common shares pursuant to the Conversion.

170	Azul S.A.

On February 12, 2026, our shareholders approved at an extraordinary general shareholders’ meeting (assembleia geral extraordinária) the First Reverse Share Split of all of our issued and outstanding common shares at a ratio of 75 pre-split common shares to 1 post-split common share, with no change to our total share capital, and the corresponding amendments to our bylaws (estatuto social) to reflect the new number of common shares after the First Reverse Share Split. An equivalent reverse share split of our ADS (which we refer to as the ADS Reverse Share Split) was implemented as a result of the First Reverse Share Split, at a ratio of 75 pre-split ADSs to form one post-split ADS. The ADS ratio immediately prior to, and immediately following, the ADS Reverse Share Split, was one ADS representing 500,000 common shares.
The First Reverse Share Split became effective on February 18, 2026 and, although the minutes of the extraordinary general shareholders’ meeting (assembleia geral extraordinária) approving it had not yet been registered with the São Paulo State commercial registry (Junta Comercial do Estado de São Paulo) as of the date of this annual report, the First Reverse Share Split has been implemented for corporate, accounting and trading purposes as of February 18, 2026.
The First Reverse Share Split did not affect the rights of holders of our common shares other than to proportionally reduce the number of shares outstanding, and no fractional shares were issued in connection therewith.
As of the date hereof, giving effect to (i) the Conversion, (ii) the First Reverse Share Split and (iii) the capital increase implemented on February 20, 2026 in connection with the Equity Rights Offering, our total capital stock is R$21,756,852,177.39, fully paid-in and divided into 54,913,287,951,407 common shares, all nominative, in book-entry form and without par value, with approximately 98.3% of our outstanding common shares held as ADSs and the remainder held as common shares.
Second Reverse Share Split
On March 25, 2026, an extraordinary general meeting of shareholders (assembleia geral extraordinária) approved a reverse share split of the Company’s common shares, at a ratio of 150,000 pre-split common shares to form one post-split common share (which we refer to herein as the Second Reverse Share Split). We currently expect that the Second Reverse Share Split will become effective on or around April 20, 2026. When implemented, the Second Reverse Share Split will reduce the number of our issued and outstanding common shares by consolidating 150,000 existing common shares into one common share. The Second Reverse Share Split will not result in any change to the amount of our share capital. Unless otherwise stated, references in this annual report to numbers or percentage of our outstanding common shares do not reflect the impact of the Second Reverse Share Split.
ADS Ratio

In order to accommodate the number of shares issued by the Company in early 2026, the Company has changed the number of shares represented by its ADSs. Prior to January 2, 2026, one ADS represented three preferred shares. Effective as of January 2, 2026, the ADS ratio was changed so that one ADS represented 50,000 preferred shares. Effective as of February 11, 2026, the ADS ratio was changed so that one ADS represents 500,000 common shares.
As a result of the Second Reverse Share Split, the Company will amend the ADS program in order to change the ADS ratio so that one ADS represents two common shares. The Company and the Depositary will communicate further details of this change in due course.
Our Bylaws, the Brazilian Corporations Law, the CVM and the B3
The following is a brief summary of certain significant provisions of our bylaws, The Brazilian Corporations Law, and the rules and regulations of the CVM and of the Level 2 segment of the B3. This discussion does not purport to be complete and is qualified by reference to our bylaws, and of those laws, rules and regulations. For a summary of certain of your rights as a shareholder of a company listed on the Level 2 segment of the B3, see “Item 10.B. Memorandum and Articles of Association—Our Bylaws, the Brazilian Corporations Law, the CVM and the B3—Rights of Our Common Shares—Voting Rights” below.

Azul S.A.	171

Organization and Register
We are incorporated as a Brazilian sociedade anônima under the corporate name “Azul S.A.”. Our headquarters are at Avenida Marcos Penteado de Ulhôa Rodrigues, n. 939, 8th floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, Zip Code 06460-040, in the city of Barueri, State of São Paulo – Brazil. We are registered with the Board of Trade of the State of São Paulo – JUCESP under corporate registration number (NIRE) 35.300.361.130. We have also been registered with the CVM as a publicly-held corporation since April 7, 2017 under n. 24112.
Our common shares are listed on the Level 2 segment of the B3 since April 11, 2017. This listing requires us to comply with the corporate governance and disclosure rules of the Level 2 segment of the B3 as summarized in the “Item 9.C.—Markets.”
Our bylaws were most recently amended pursuant to a resolution approved by our shareholders in an extraordinary general meeting of shareholders (assembleia geral extraordinária) held on February 12, 2026, which amendments were conditioned upon the consummation of the Plan, which occurred on February 20, 2026. In an extraordinary general meeting of shareholders (assembleia geral extraordinária) held on March 25, 2026, our shareholders approved an amendment to our bylaws to update the number of common shares after the Second Reverse Share Split, which amendment shall become effective on the date that the Second Reverse Share Split is effective (which is currently expected to be April 20, 2026).
Corporate Purpose
The corporate purpose of our company, as stated in our bylaws, is as follows:
•to hold direct or indirect equity interest in companies of any type whose activities include:
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
Rights of our Common Shares
Following the Voluntary Reorganization, we have a single class of common shares, and each common share entitles its holder to one vote at our shareholders’ meetings.

172	Azul S.A.

Reimbursement and Right of Withdrawal
Under the Brazilian Corporations Law, “dissenting shareholders” including shareholders who have no voting rights have the right to withdraw from a company and receive full reimbursement for the value of all their shares in certain circumstances. For purposes of this right of withdrawal, “dissenting shareholders” include shareholders who vote against a specific resolution, as well as those who abstain from voting or fail to appear at the shareholders’ meeting.
This right of withdrawal and reimbursement arises if any of the following matters are decided upon at a shareholders’ meeting:
•creation of preferred shares or an increase in an existing class of preferred shares that is disproportionate to the other classes of preferred shares, unless already provided for or authorized by our bylaws (which is currently not the case);
•modification to the preference, privilege or conditions for redemption or amortization granted to one or more classes of preferred shares, or the creation of a new class of preferred shares with greater privileges than the existing classes of preferred shares. This provision does not apply to the Company's shareholders as the Company no longer has preferred shares;
•reduction of the mandatory dividend;
•consolidation or merger into another company;
•participation in a group of companies (grupo de sociedades), as defined by the Brazilian Corporations Law;
•a share merger (incorporação de ações) in which all shares of a company are incorporated into the equity of another company, making the former a wholly-owned subsidiary — in which case shareholders of both companies are entitled to appraisal rights (direito de recesso);
•changes to our corporate purpose; or
•a spin-off that results in: (i) a change to our corporate purpose (unless the spun-off company’s assets and liabilities are transferred to a company that has substantially the same corporate purpose); (ii) a reduction in any mandatory dividend; or (iii) any participation in a group of companies (grupo de sociedades), as defined by the Brazilian Corporations Law.
Appraisal rights also arises if a spin-off, merger or incorporation if the spun-off, merged or incorporated company is a publicly-held corporation and the resulting or surviving company fails to obtain registration as a publicly-held corporation and have its shares admitted to trading on a stock exchange within 120 days from the date of the shareholders' meeting that approved the transaction.
In the event that our shareholders approve any resolution for us to:
•consolidate or merge with another company;
•transfer all of our shares to another company, or acquire all shares of another company, so as to make either company a wholly-owned subsidiary of the other; or
•become part of a group of companies (grupo de sociedades), as defined by the Brazilian Corporations Law, then dissenting shareholders will be entitled to appraisal rights only if, at the time of the shareholders' meeting approving such transaction, the shares of the relevant class do not meet the liquidity and dispersion thresholds established by the Brazilian Corporations Law and CVM regulations.
Under current law and CVM regulations: (i) shares are deemed to have liquidity if the relevant class or type of shares is included in a broad market index admitted to trading on a Brazilian stock exchange, as defined by the CVM — currently, the Ibovespa index; and (ii) shares are deemed to have dispersion if the controlling shareholder, the controlling company, or other companies under its control hold less than half of the shares of that class.

Azul S.A.	173

The right of withdrawal expires 30 days after publication of the minutes of the shareholders’ meeting that approved the relevant event.
The Brazilian Corporations Law provides that, in order for appraisal rights to be exercised, the reimbursement amount may not be lower than the book value per share, calculated by reference to the latest balance sheet approved at a shareholders' meeting, unless the company's bylaws provide for reimbursement based on the economic value of the shares (to be determined through an appraisal). Our bylaws allow for such economic value to be used whenever it is lower than the book value per share. If more than 60 days have passed since the date of the last approved balance sheet, dissenting shareholders may request the preparation of a special balance sheet dated within such 60-day period, in which case the company will immediately pay 80% of the reimbursement amount and the balance within 120 days from the shareholders' meeting resolution.
Because our corporate purpose primarily consists of holding equity interests in companies engaged in air transportation, the sale of our controlling stake in ALAB could, depending on the circumstances, be characterized as a de facto change in our corporate purpose under Brazilian Corporations Law. If so characterized, such a transaction could trigger withdrawal rights (direito de recesso) for our dissenting shareholders, subject to the conditions and limitations set forth in Articles 136 and 137 of Brazilian Corporations Law.
Capital Increases and Preemptive Rights
Pursuant to our bylaws, we are authorized, by resolution of the board of directors, and as recommended by the Strategy Committee, to increase our share capital, without the need to amend the bylaws, up to an aggregate amount of R$30,000,000,000.00. Within such authorized capital limit, the board of directors shall determine the terms and conditions of each issuance, including the issue price and payment terms.
In addition, the grant of options to purchase shares under stock option plans does not give rise to preemptive rights.
Each of our shareholders has preemptive rights to subscribe for any new shares that increase our capital stock (and any warrants or other securities convertible into new shares) in direct proportion to the equity interest held by them. Preemptive rights may be exercised during a period, to be determined by the general shareholders’ meeting, of not less than 30 days following the publication of notice of the capital increase. If the capital increase applies in equal proportion to all existing types and classes of shares, each shareholder’s preemptive rights would apply only to the type and class of shares currently held by such shareholder. If, however, an exercise of preemptive rights would result in a change to the proportional composition of our capital stock, the preemptive rights may be exercised over the types and classes identical to those already held by the shareholders only. The preemptive rights may only extend to any other shares if necessary to ensure the shareholders receive the same proportion of our capital stock as they had prior to the increase in capital. If the shares being issued are of types and classes that are different from the existing shares, each shareholder may exercise preemptive rights (in proportion to the shares currently held) over all the types and classes of shares being issued.
Our bylaws provide that the preemptive rights may be excluded, or the deadline for exercise may be shortened, if we issue shares, debentures convertible into shares or subscription warrants through a public offering or a sale on a stock exchange, or by means of an exchange for shares in a public tender offer for acquisition of control.
In addition, preemptive rights do not apply to (i) shares issued within the authorized capital limits upon grant or exercise of stock options under stock option plans approved by the general shareholders’ meeting, or (ii) shares issued upon conversion of convertible debentures or exercise of warrants (bônus de subscrição), as shareholders are entitled to preemptive rights at the time of issuance of such securities.
Dividend Rights
Dividends are allocated and distributed in accordance with the Brazilian Corporations Law and our bylaws. For more information on dividend rights, see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

174	Azul S.A.

Voting Rights
Each of our common shares entitles the holder to cast one vote at our shareholders’ meetings.
In addition, the Brazilian Corporations Law provides that the following rights of shareholders may not be altered either in the bylaws or by shareholders’ resolutions:
•the right of holders of common shares to vote at general shareholders’ meetings;
•the right to participate in the distribution of dividends (including interest paid on our capital);
•the right to share in the remaining assets of the company in the event of liquidation;
•the right to inspect and supervise the management of the company's business, as provided by law;
•preemptive rights to subscribe for shares, beneficial interests (partes beneficiárias) convertible into shares, convertible debentures and warrants (bônus de subscrição), subject to certain exceptions provided by law; and
•the withdrawal rights summarized above.
Rights other than these unalterable rights may be granted or excluded in the bylaws or by shareholders’ resolutions.
Shareholders’ Meetings
Our board of directors has the power to call shareholders’ meetings, but in certain circumstances such meetings may also be called by: (i) the fiscal council, when in operation, which may call the annual general meeting (assembleia geral ordinária) if management delays such call by more than one month, or an extraordinary general meeting (assembleia geral extraordinária) whenever serious or urgent matters arise; (ii) any shareholder, if management fails to call a meeting required by law or by our bylaws within 60 days; (iii) shareholders representing at least 1% of our capital stock, if management fails to respond to a duly substantiated request within 8 days; or (iv) shareholders representing at least 5% of the voting capital if management fails to respond within eight days to a request to call a meeting for the installation of the fiscal council.
Notice of shareholders’ meetings must be published at least three times in a newspaper of general circulation (currently Folha de São Paulo), pursuant to Law No. 13,818, dated as of April 24, 2019, in force since January 1, 2022, which waives publication in the official newspaper. For publicly-held companies, the first notice must be published at least 21 days in advance, and the second notice at least 8 days in advance.
For a summary of how a holder of ADSs may receive information regarding and attend shareholders’ meetings, see the section entitled “Item 12.D.—American Depositary Shares.”
Management Compensation
In accordance with the Brazilian Corporations Law and our bylaws, the general shareholders’ meeting establishes the overall annual compensation of our management, including the members of the board of directors, the Strategy Committee and the Board of Executive Officers, as well as that of the members of the Fiscal Council, if installed. The board of directors is then responsible for allocating the individual compensation among the members of such bodies within the overall limit approved by the shareholders, provided that the compensation of the members of the fiscal council, when installed, is determined by the general shareholders’ meeting that elects them and cannot be less than 10% of the average compensation paid to each executive officer (excluding benefits, representation allowances and profit sharing).

Azul S.A.	175

In addition, the general shareholders’ meeting approves our share-based incentive plans for directors, officers and employees, as well as for those of our subsidiaries or individuals who provide services to us or our subsidiaries. The administration, organization and interpretation of the equity-based incentive plans approved by the general shareholders’ meeting — including the resolution of matters not expressly addressed therein or any disputes related thereto — as well as the approval of grants to directors, officers, employees and service providers under our long-term incentive plans or long-term incentive plans of our subsidiaries (subject to the terms and conditions approved by the general shareholders’ meeting), are within the exclusive authority of the Strategy Committee.
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
Notwithstanding the foregoing, the Brazilian Corporations Law, Level 2 B3 rules and our bylaws require any party that acquires our control to extend a tender offer for common shares held by non-controlling shareholders at the same purchase price paid to the controlling shareholders.
In addition, as a result of with the governance changes adopted as part of the Voluntary Reorganization, any person, or group of persons, that, directly or indirectly, acquires a stake in excess of 20% of our outstanding common shares (the “Relevant Shareholding”), either through a single transaction or through successive transactions, must effect a tender offer for all of our outstanding common shares and instruments convertible to our common shares, under the terms of Article 38 of our bylaws. The price to be offered for our common shares in the tender offer will be, pursuant to Article 41 of our bylaws, the greater of (i) the highest price per share paid by the acquiring shareholder during the twelve months prior to the day when such shareholder reached the Relevant Shareholding Level, (ii) the highest trading price of our shares during the twenty-four months prior to the day when such shareholder reached the Relevant Shareholding Level, or (iii) the fair market value of our shares as determined by an independent first-tier appraiser, using a recognized methodology or based on other criteria that may be defined by the CVM.
Warrants
As part of the Voluntary Reorganization contemplated by the Plan, on February 19, 2026, our Board of Directors approved the issuance of the Warrants in three series, being: (i) the American Warrants; (ii) the GUC Warrants; and (iii) the Additional Investment Warrants. The Warrants will be issued around the date of this annual report, as described below.
In addition, as part of the Voluntary Reorganization, the Plan provided that the warrants (bônus de subscrição) approved by the board of directors on April 14, 2025 and issued by the Company on April 23, 2025 (the “April 2025 Warrants”) were discharged, cancelled, released, and extinguished as of the Effective Date, and the Plan further provided that holders of April 2025 Warrants shall not receive any distribution or retain any property on account of the April 2025 Warrants.
American Warrants
The American Warrants entitled American to subscribe for an aggregate of up to 4,775,816,307,051 common shares (or up to 8.7% of our common shares outstanding on the date of this annual report) for an aggregate exercise price of up to US$100 million, subject to the terms and conditions of the aforementioned agreements. The terms of the warrant agreement provide that American shall be mandatorily required to exercise the American Warrants within 15 business days upon receipt of the approval of the investment by CADE, subject to the terms and conditions of the warrant agreement. Following the expiry of the preemptive rights exercise period, around the date of this annual report, we will issue the relevant American Warrants to American and issue American Warrants to any existing shareholders that validly exercised their preemption rights to subscribe for American Warrants.

176	Azul S.A.

GUC Warrants
The GUC Warrants entitle the GUC Trust to subscribe for 2.2% of our total outstanding common shares (or ADSs representing such common shares) on a fully-diluted basis as of the Effective Date (taking into account all common shares issued as part of the Voluntary Reorganization, including those issued through the Equitization Offering and the Equity Rights Offering, and any shares issued upon the exercise of preemptive rights under these offerings, but excluding shares issued under our MIP). The GUC Warrants are exercisable at any time during the five-year period following the Effective Date, with an exercise price equal to the Brazilian reais equivalent on the exercise date to US$0.0000694306713902942 per common share, such exercise price subject to certain adjustment events, payable in cash or, at the election of the GUC Trust, through a cashless exercise mechanism pursuant to which a portion of the underlying shares otherwise issuable upon exercise is withheld in satisfaction of the exercise price. Following the expiry of the preemptive rights exercise period, around the date of this annual report, we will issue the relevant GUC Warrants to the GUC Trust and issue GUC Warrants to any existing shareholders that validly exercised their preemption rights to subscribe for GUC Warrants.
Additional Investment Warrants
The Additional Investment Warrants shall entitle (i) United to subscribe for an aggregate of up to 716,372,446,058 common shares for an aggregate exercise price of US$15 million, and (ii) the Additional Investment Warrant Holders to subscribe for an aggregate of up to 477,581,630,701 common shares for an aggregate exercise price of US$10 million (which is equivalent to approximately US$0.00002094 per common share), in each case subject to the terms and conditions of the aforementioned warrant agreement. The Additional Investment Warrants shall be exercisable, in whole or in part, by United and the Additional Investment Warrant Holders during the exercise period which commences on the issue date and ends on the date that is one year from the date that the Additional Investment Warrants are issued by us. Following the expiry of the preemptive rights exercise period, around the date of this annual report, we will issue the relevant Additional Investment Warrants to United, issue the relevant Additional Investment Warrants to the Additional Investment Holders and issue Additional Investment Warrants to any existing shareholders that validly exercised their preemption rights to subscribe for Additional Investment Warrants.
General Terms of the Warrants
All the Warrants will be issued around the date of this annual report pursuant to, and are governed by warrant agreements entered into on February 19, 2026 (with respect to the GUC Warrants) and on February 17, 2026 (with respect to the Additional Investment Warrants and the American Warrants).
The GUC Warrants were issued in reliance on the exemption from registration under the Securities Act pursuant to Section 1145(a) of the U.S. Bankruptcy Code and applicable securities laws.
Any Warrants that are not exercised prior to the expiration of the respective exercise periods will automatically expire and be cancelled for no consideration and without any further rights thereunder, in accordance with the procedures of the Bookkeeping Agent and, if applicable, B3 and its custody systems.
Exercise requests must be submitted in writing to the Bookkeeping Agent or through the relevant custodian within B3, as applicable. The exercise price must be paid in Brazilian reais in accordance with the operational rules and procedures of the our bookkeeping agent (the “Bookkeeping Agent”) and B3.
Our board of directors will ratify, from time to time, the corresponding capital increases and the issuance of the new common shares resulting from the exercise of Warrants at meetings held (i) whenever a portion exceeding 15% of the total number of Warrants issued is exercised and (ii) at the end of the relevant exercise period. No such meeting will be held if no Warrants are exercised.
For all legal purposes, Warrants exercised during the applicable exercise period will be deemed converted into common shares on the date of the relevant ratification meeting of our board of directors (the “Conversion Date”). The new shares issued upon exercise will be credited to the relevant holder’s account within three business days following the Conversion Date.

Azul S.A.	177

The new shares issued upon exercise of the Warrants will rank equally in all respects with our existing common shares and will confer the same rights, advantages and restrictions.
No fractional shares will be issued upon exercise of Warrants. If a holder would otherwise be entitled to receive a fractional share, the Company will issue only the largest whole number of shares issuable upon such exercise, and any fractional entitlement will be disregarded without any cash payment or other compensation.
The Warrants are subject to customary anti-dilution adjustments. In addition, in the event of certain events constituting a change of control under the applicable Warrants agreements, including mergers, consolidations or sales of all or substantially all of our assets that constitute a change of control, holders may be entitled, subject to the terms of the warrant agreement, to receive upon exercise the same form of consideration they would have received had the warrants been exercised immediately prior to such transaction.
Only with respect to the GUC Warrants: (i) if there is a change of control and the warrants are not assumed by a publicly traded successor entity, then holders may require the repurchase of the unexercised portion of the warrants based on a Black-Scholes valuation formula specified in the GUC Warrants Agreement; and (ii) this change-of-control protection applies only to transactions that are publicly announced within three years following the date of issuance of the GUC Warrants and consummated on or prior to the second anniversary of such public announcement.
The Warrants do not confer upon their holders any voting rights, dividend rights, or other rights of holders of our common shares unless and until such warrants are exercised. Prior to exercise, holders of the Warrants are not entitled to receive any distributions made to holders of common shares or ADSs.
Transfers of the Warrants are restricted. The GUC Warrants may only be transferred to certain permitted transferees, including, with respect to the GUC Warrants, the GUC Trust beneficiaries, Backstop Commitment Parties and their affiliates, with respect to the Additional Investment Warrants, to an affiliate of the transferring holder or to another holder or its affiliates, and, with respect of the American Warrants, to an affiliate of the transferring holder, or, in all cases, with our prior written consent, subject to compliance with applicable securities laws. Any transfer in violation of these restrictions is void and of no effect.
We are obligated under the warrant agreement to reserve a sufficient number of authorized but unissued common shares to permit the full exercise of all outstanding Warrants during the relevant exercise periods.
Under Brazilian law, our shareholders have preemptive rights pursuant to Article 171, §3 of the Brazilian Corporations Law to subscribe for warrants issued by the Company, which may be exercised within 30 days from the applicable notice.
The Warrants are issued in registered book-entry form and are maintained in deposit accounts in the name of their respective holders by the Bookkeeping Agent. No physical certificates are issued. Ownership is evidenced by account statements issued by the Bookkeeping Agent or, if the Warrants are held in custody through B3, by the applicable custodian statement issued through B3.
We intend to request the applicable registration for trading of the Warrants on B3 in the special listing segment governed by the Level 2 Regulation, subject to compliance with applicable B3 rules and procedures.
The Warrants are governed by the laws of Brazil, and their terms and conditions were approved at the same board meeting that authorized their issuance.

178	Azul S.A.

Principal Differences between Brazilian and U.S. Corporate Governance Practices
As a result of our Voluntary Reorganization, on May 25, 2025, the NYSE notified the SEC of its intention to remove our ADSs from listing and registration on the NYSE, which delisting came into effect at the opening of business on June 10, 2025. We currently expect to seek a listing of our issued and outstanding common shares and ADSs on NYSE American, and currently expect our ADSs to commence trading on NYSE American shortly after the effectiveness of the Second Reverse Share Split, which is currently expected to occur on or around April 20, 2026, subject to approval by NYSE American and the satisfaction of applicable listing requirements. We further expect to apply to uplist our common shares and ADSs to the NYSE once the applicable NYSE listing requirements are satisfied. See “Item 9. Offering and Listing Details.”
If our ADSs are relisted on NYSE American and, thereafter, listed on the NYSE, we would become subject to the applicable corporate governance listing standards of NYSE American and, following any uplisting, the NYSE. As a foreign private issuer, the standards applicable to us are considerably different from the standards applicable to U.S. listed companies. Under NYSE American and NYSE rules applicable to foreign private issuers, we would generally be permitted to follow Brazilian home country practice in lieu of most corporate governance requirements, except that we would still be required to:
•have an audit committee that meets certain requirements, pursuant to an exemption available to foreign private issuers, as discussed below;
•provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules; and
•submit annual and interim written affirmations regarding compliance with the applicable NYSE American corporate governance requirements and, following any uplisting to NYSE, provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies.
A summary of the significant differences between our corporate governance practices and those required of U.S. listed companies on the NYSE is included below and a table comparing our governance practices against the NYSE standard is included under “Item 16.G. Corporate Governance.”
Majority of Independent Directors
NYSE American and NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including, for both NYSE American and NYSE, the affirmative determination of the board of directors of the absence of a material relationship between a director and the listed company. Under the listing standards of Level 2 segment of the B3, our board of directors must have at least five members, at least 20% of which must be independent. Also, the Brazilian Corporations Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of the Brazilian Corporations Law and the CVM, we cannot guarantee that a majority of our directors would be considered independent under the rules of NYSE American and NYSE, as the case may be. The Brazilian Corporations Law requires that our directors be elected by our shareholders at a shareholders’ meeting.

Azul S.A.	179

Executive Sessions
The rules require directors who are not members of management to meet periodically in executive sessions without management present, at least on an annual basis, for NYSE American, or on a regularly scheduled basis, for NYSE. There is no equivalent requirement under NYSE American rules. The Brazilian Corporations Law does not have a similar provision. According to the Brazilian Corporations Law, up to one-third of the members of the board of directors can be elected to officer positions. Our Chairman, David Gary Neeleman, is a member of our board of directors. As a result, the non-management directors on our board do not typically meet in executive session.
Nominating Committee, Corporate Governance Committee and Compensation Committee
The NYSE American and NYSE rules require that the nomination of directors and the determination of executive compensation be overseen by independent directors. Under the NYSE rules, listed companies must have a nominating/corporate governance committee and a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. Under NYSE American rules, these functions may be performed either by committees composed solely of independent directors or by a majority of the independent directors acting as a group.
The responsibilities of the nominating/corporate governance committee under the NYSE rules include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. The responsibilities of the compensation committee, in turn, include, among other things, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board compensation of other executive officers, incentive compensation and equity-based plans. NYSE American rules do not specify responsibilities of the nominating/corporate governance committee.
We are not required under the Brazilian Corporations Law to have a nominating committee, corporate governance committee and compensation committee. Aggregate compensation for our directors and executive officers is established by our common shareholders at annual shareholders’ meetings, and our directors at board of directors’ meeting are required to determine the allocation of the aggregate compensation among their members and the officers.
Audit Committee and Audit Committee Additional Requirements
The NYSE American and NYSE rules require that listed companies have an audit committee that:
•is composed of a minimum of three independent directors who are all financially literate;
•meets the SEC rules regarding audit committees for listed companies;
•has at least one member who has accounting or financial management expertise, and
•is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities.
Foreign private issuers may follow home-country corporate practices in lieu of these requirements, provided that they have an audit committee that complies with the requirements of Rule 10A-3 under the Exchange Act, including responsibility for the appointment, compensation and oversight of the independent auditor, procedures for the receipt and treatment of complaints regarding accounting or auditing matters, authority to engage independent advisers, and appropriate funding for the committee.

180	Azul S.A.

Shareholder Approval of Equity Compensation Plans
NYSE American and NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans (which may be approved for an undefined period), with limited exceptions. Under the Brazilian Corporations Law, all stock option plans must be submitted for approval by the holders of our common shares. In addition, any issuance of new shares that exceeds our authorized share capital is subject to approval by holders of our common shares at a shareholders’ meeting.
Corporate Governance Guidelines
The NYSE rules require that listed companies adopt and disclose corporate governance guidelines. NYSE American rules do not impose an equivalent requirement, but do require listed companies to provide annual and interim affirmations regarding compliance with applicable corporate governance requirements. We comply with the corporate governance guidelines under applicable Brazilian law and the Level 2 segment of the B3. We believe the corporate governance guidelines applicable to us under Brazilian law are consistent with NYSE American and NYSE guidelines. We have adopted and observe the Policy of Material Fact Disclosure, which deals with the public disclosure of all relevant information as per CVM’s Resolution n. 44 guidelines (which replaces CVM Instruction n. 358), and the Policy on Trading of Securities, which requires management to disclose all transactions relating to our securities, and which is required under Level 2 segment of the B3.
Code of (Business) Conduct and Ethics
NYSE American rules require listed companies to adopt and publicly disclose a code of conduct and ethics, and the New York Stock Exchange rules require listed companies to adopt and disclose a code of business conduct and ethics, in each case applicable to directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Level 2 segment of the B3 has a similar requirement.
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
Internal Audit Function
The NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. The NYSE American rules do not impose an equivalent requirement.
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

Azul S.A.	181

D.Exchange Controls
Individuals or legal entities domiciled outside Brazil may own our stock through (i) ADSs negotiated in a U.S. over-the-counter market, (ii) investments in the Brazilian securities market (B3) under the foreign portfolio investment regime (“FPI”), or (ii) direct investments in our stock under the foreign direct investment regime (“FDI”).
In case of investments made through ADSs, the ADS holders benefit from the electronic certificate of foreign capital registration obtained in Brazil by the custodian of the common shares underlying the ADSs, which permits the depositary to convert dividends and other distributions with respect to the common shares underlying the ADSs into foreign currency and remit the proceeds abroad. No registration by the ADS holder with the Brazilian Central Bank is required.
In case of investments in our common shares in the Brazilian market (B3) through the FPI regime, to convert dividend payments and proceeds from the sale of our shares in the Brazilian market into foreign currency and to remit such amounts abroad is subject to compliance with requirements of Brazilian foreign investment and foreign currency legislation. This legislation generally requires, among other things, evidence that establishes the legality, the legitimacy and the economic validity of the exchange operation and that the relevant investment was reported to the Brazilian Central Bank and the CVM, as applicable.
In case our common shares are invested directly in Brazil through the FDI Regime, such investment shall be reported to the Central Bank as a foreign direct investment through the SCE-IED when the transaction exceeds US$100,000. SCE-IED for investments over US$100,000 enables non-resident investors to hold stocks, although it limits the ability of the investor to negotiate such stocks in the Brazilian stock market.
Brazilian Central Bank Resolution No. 278 establishes the applicable rules regarding foreign direct investments (FDI) and granting of loans to foreign investors, as well procedures related to reporting requirements to the Brazilian Central Bank of said transactions.
The ADS program was approved under the former Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are not subject to Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment under certain circumstances. See “Item 10.E. Taxation—Brazilian Tax Considerations.”
E.Taxation
The following discussion contains a description of the material Brazilian and U.S. federal income tax considerations of the acquisition, ownership and disposition of our common shares, including in the form of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to the acquisition, ownership and disposition of our common shares, including in the form of ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as currently in effect, which are subject to change, possibly with retroactive effect, and to differing interpretations.
There is at present no income tax treaty between Brazil and the United States. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders (as defined below) of common shares, including in the form of ADSs. Prospective holders of common shares, including in the form of ADSs, should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of common shares, including in the form of ADSs, in their particular circumstances.

182	Azul S.A.

Brazilian Tax Considerations
The following discussion summarizes the main Brazilian tax consequences of the acquisition, ownership and disposition of common shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation, or a “Non-Resident Holder.” This discussion is based on Brazilian law as currently in effect, which is subject to change, possibly with retroactive effect, and to differing interpretations. Any change in such law may alter the consequences described below.
The tax consequences described below do not take into account the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries. The discussion also does not address any tax consequences under the tax laws of any state or locality of Brazil.
The description below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, exchange, ownership and disposition of our common shares or ADSs. Prospective purchasers are advised to consult their own tax advisors with respect to an investment in our common shares or ADSs in light of their particular investment circumstances.
Income Tax
Dividends
As of 2026, dividends paid by a Brazilian company, such as ourselves, to a Non-Resident Holder are subject to withholding income tax, or WTH, in Brazil, at a 10% rate, pursuant to Law No. 15,720/25.
If the sum of (i) the effective corporate income taxes (IRPJ and CSLL) rates applicable to the legal entity paying the dividends and (ii) the withholding tax rate levied on the dividends paid to the Non-Resident Holder exceed the nominal corporate income taxes rate applicable to the legal entity paying the dividends, the Non-Resident Holder may be entitled to a tax credit.
This tax credit is calculated by multiplying (a) the amount of dividends distributed by (b) the difference between the effective corporate income tax rates and the nominal corporate income tax rate applicable to the company paying the dividends. The procedures for claiming this tax credit are still pending regulation by the executive branch of the Brazilian federal government.
Interest on Shareholders’ Equity
Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as ourselves, to make distributions to shareholders of interest on shareholder’s equity and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, both of which are taxes levied on our profits, as far as the limits described below are observed. These distributions may be paid in cash. For tax purposes, this interest on shareholder’s’ equity calculated by multiplying the Long Term Interest Rate (“TJLP”), as determined by the Central Bank from time to time, by the sum of determined Brazilian company’s net equity accounts, and the amount of the deduction may not exceed the greater of:
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
Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 17.5%, or 25.0% in case of a resident of a Favorable Tax Jurisdiction (as defined below). These payments may be included, at their net value, as part of any mandatory dividend. The distribution of interest on shareholders’ equity may be determined by our board of directors. To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

Azul S.A.	183

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
Favorable Tax Jurisdictions and Privileged Tax Regimes
Under Brazilian tax law, a “Favorable Tax Jurisdiction” is defined as a country or a jurisdiction that: (i) does not impose any tax on income; (ii) imposes income tax at a maximum rate lower than 17%; or (iii) imposes restrictions on the disclosure of ownership composition or securities ownership or does not allow for the identification of the beneficial owners of the earnings that are attributed to non-residents. Pursuant to Law No. 15,079, dated December 27, 2024, the classification of a Favorable Tax Jurisdiction due to income taxation below the 17% threshold may be exceptionally waived for countries that promote national development through investments in Brazil, as further regulated by the executive branch.
Brazilian tax legislation provides for a concept of a Privileged Tax Regime, which is broader than the concept of Favorable Tax Jurisdiction. Pursuant to Law No. 11,727, June 23, 2008, as amended, a Privileged Tax Regime it is a regime that (i) does not tax income or taxes it at a maximum rate lower than 17%; (ii) grants tax advantages to a non-resident entity or individual (a) without the need to carry out a substantial economic activity in the country or a said territory or (b) conditioned upon the non-exercise of a substantial economic activity in the country or a said territory; (iii) does not tax or taxes proceeds generated abroad at a maximum rate lower than 17%; or (iv) does not allow access to information related to the shareholding composition, ownership of assets and ownership rights or restrict disclosure about economic transactions carried out within its territory.
Normative Ruling No. 1,037, dated June 4, 2010, as amended, provides a list of the Favorable Tax Jurisdictions and PTRs, which is periodically updated to include and exclude countries, locations and tax regimes. Our interpretation is that Normative Ruling No. 1,037/10 represents an exhaustive list of the Favorable Tax Jurisdictions and PTRs to be considered for Brazilian tax purposes.
Although we believe that the best interpretation of the current tax legislation could lead to the conclusion that the concept of PTR should apply solely for purposes of Brazilian transfer pricing and thin capitalization rules, we cannot assure whether subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of a Privileged Tax Regime provided by Law No. 11,727 will also apply for purposes of the imposition of Brazilian withholding income tax on payments of interest to a Non-Resident Holder. Currently, the understanding of the Brazilian tax authorities is that only payments to countries deemed Favorable Tax Jurisdictions by Normative Ruling No. 1,037 would be subject to withholding tax at a 25% rate. In any case, if Brazilian tax authorities determine that payments made to a Non-Resident Holder under a PTR are subject to the same rules applicable to payments made to Non-Resident Holders located in a Favorable Tax Jurisdiction, the withholding income tax applicable to such payments could be assessed at a rate up to 25%.
We recommend that prospective investors consult their own tax advisors from time to time to verify any possible tax consequences arising of Normative Ruling No. 1,037, as amended, and Law No. 11,727.
Taxation of Gains
According to Law no. 10,833/03, the capital gains realized by a Non-Resident Holder arising from the sale or disposition of assets located in Brazil, such as our common shares, are subject to withholding income tax in Brazil, regardless of whether the sale or disposition is made by a Non-Resident Holder to another non-resident of Brazil or to a Brazilian resident.
As a rule, capital gains correspond to the positive difference between the amount realized on the sale or disposition and the respective acquisition costs of the common shares.

184	Azul S.A.

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
Capital gains realized by Non-Resident Holders on a sale or disposition of shares carried out on the B3 (including the organized over-the-counter market) are:
•exempt from income tax when realized by a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Joint Resolution 13, or a Portfolio Holder, and (2) is not resident or domiciled in a Favorable Tax Jurisdiction (as described above); and
•subject to income tax at a rate of up to 25% in any other case, including gains earned by a Non-Resident Holders that has registered its investment in Brazil with the Central Bank under the rules of Joint Resolution 13 and is resident or domiciled in a Favorable Tax Jurisdiction (as described above). In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain. This 0.005% withholding income tax is not levied on day trade transactions, which are subject to a rate of 1%.
Any other gains assessed on a disposition of common shares that is not carried out on a Brazilian stock exchange are subject to withholding income tax at a rate of up to 25%. If the capital gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation of a financial institution the withholding income tax of 0.005% will apply and shall be withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be offset against the eventual income tax due on the capital gain. This 0.005% withholding income tax is not levied on day trade transactions, which, as a rule, are subject to a rate of 1%. Such withholding does not apply to a Portfolio Holder that is not resident or domiciled in a Favorable Tax Jurisdiction.
In the case of redemption of shares or capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount effectively received by the Non-Resident Holder and the proportional acquisition cost of the common shares redeemed is treated, for tax purposes, as capital gains derived from sale or exchange of shares that is not carried out on a Brazilian stock exchange market and subject to the same treatment described above.
Any exercise of preemptive rights relating to our common shares will not be subject to Brazilian withholding income tax. Any gains realized by a Non-Resident Holder on the sale, disposition or assignment of preemptive rights relating to our common shares will be subject to Brazilian income tax according to the same rules applicable to disposition of our shares (see above). Tax authorities may attempt to tax such gains even when sale or assignment of such rights takes place outside Brazil, based on the provisions of Law no. 10,833/03.
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
Gains on the exchange of ADSs for shares
Non-Resident Holders may exchange ADSs for the underlying shares, sell the shares on a Brazilian stock exchange and remit abroad the proceeds of the sale. As a rule, the exchange of ADSs for shares is not subject to income taxation in Brazil.

Azul S.A.	185

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
Gains on the exchange of shares for ADSs
The deposit of shares in exchange for the ADSs by a Non-Resident Holder may be subject to Brazilian withholding income tax on capital gains if the acquisition cost is lower than the shares price verified on the exchange date. The capital gains ascertained by the Non-Resident Holder, in this case, should be subject to taxation at rates up to 25%, depending on the on the domicile of the Non-Resident Holder. Tax authorities have taken the position that the deposit of shares in exchange of ADS is considered a disposal event for tax purposes, which may trigger the levy of income tax on such gain (Cost Ruling no. 292/24).
Tax on Foreign Exchange and Financial Transactions
Foreign Exchange Transactions
Pursuant to Decree No. 6,306, dated December 14, 2007, as amended, the conversion of Brazilian currency into foreign currency and the conversion of foreign currency into Brazilian currency should be subject to the Tax on Foreign Exchange Transactions or IOF/Exchange. For most exchange transactions regarding the inflow of funds, the rate of IOF/Exchange is 0.38%, whereas for the outflow of funds, the general applicable rate is 3.5%. However, foreign currency exchange transactions related to the inflow of funds and outflow of funds into and out of Brazil in connection with investments carried out by a foreign investor (including a Non-Resident Holder, as applicable) for investment in the Brazilian financial and capital markets, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market are subject to IOF/Exchange tax at a zero percent rate. Furthermore, the IOF/Exchange is currently levied at a 0% rate on the withdrawal of ADSs into shares.
The Brazilian government is permitted to increase the IOF/Exchange rate at any time to a maximum of 25%, but only in relation to future transactions. However, any increase in rates may only apply to future foreign exchange transactions.
Tax on Transactions involving Bonds and Securities
Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or “IOF/Securities,” on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Securities applicable to transactions involving the transfer of shares traded on the B3 with the purpose of the issuance of depositary receipts to be traded outside Brazil is currently zero, although the Brazilian government may increase such rate at any time up to 1.5% of the transaction amount per day, but only in respect of future transactions.
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

186	Azul S.A.

Material U.S. Federal Income Tax Considerations
The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to the acquisition, ownership and disposition of common shares, including in the form of ADSs. This discussion deals only with U.S. Holders (as defined below) that purchase the common shares, including in the form of ADSs, for cash and that hold common shares, including in the form of ADSs, as capital assets (generally, property held for investment). This discussion does not purport to address all of the tax considerations that may be relevant to U.S. Holders based upon their particular circumstances and may not apply to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, corporations, partnerships or other entities or arrangements classified as partnerships or other pass-through entities or arrangements for U.S. federal income tax purposes or investors in such entities or arrangements, “passive foreign investment companies,” “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, investors liable for alternative minimum taxes, expatriates and former long-term residents of the United States, individual retirement accounts and other tax-deferred accounts, tax-exempt or governmental organizations, dealers or brokers in securities or currencies, investors that hold common shares, including in the form of ADSs, as part of a straddle, hedging, constructive sale, conversion, wash sale or other integrated transaction for U.S. federal income tax purposes, a person that actually or constructively owns 10% or more of the total combined voting power or value in our stock, traders in securities that have elected the mark-to-market method of accounting for their securities, persons whose functional currency is not the U.S. dollar, persons who file applicable financial statements required to recognize income when associated revenue is reflected on such financial statements, persons owning common shares, including in the form of ADSs, in connection with a trade or business outside the United States, or persons who received their shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan).
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
As used herein, the term “U.S. Holder” means a beneficial owner of a common share, including in the form of an ADS, that is, for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust (i) if a court within the United States can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust or (ii) that was in existence on August 20, 1996, and validly elected under applicable U.S. Treasury regulations to continue to be treated as a domestic trust. If a partnership or an entity or an arrangement that is treated as a partnership for U.S. federal income tax purposes holds common shares, including in the form of ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in partnerships that hold common shares, including in the form of ADSs, are encouraged to consult their own tax advisors.
This discussion is for informational purposes only and is not tax advice. Persons considering the acquisition of common shares, including in the form of ADSs, are encouraged to consult their own tax advisors regarding the specific U.S. federal, state, local and foreign income and other tax considerations to them of the acquisition, ownership and disposition of the common shares, including in the form of ADSs, in light of their particular circumstances.

Azul S.A.	187

Azul ADSs
In general, for U.S. federal income tax purposes, U.S. Holders who own ADSs will be treated as the beneficial owners of the common shares represented by those ADSs. Accordingly, the surrender of ADSs in exchange for common shares (or vice versa) will not result in the realization of gain or loss for U.S. federal income tax purposes. The rest of this discussion assumes that a holder of an ADS will be treated for U.S. federal income tax purposes as directly holding the underlying common shares. The U.S. Treasury Department has expressed concern that depositaries for ADSs, or other intermediaries between the holder of an ADS and the issuer of the shares underlying the ADS, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. Holders of such ADSs. These actions would also be inconsistent with the beneficial ownership of the underlying shares. Accordingly, the credibility of foreign taxes and the availability of the reduced tax rate for “qualified dividend income” described below could be affected by actions taken by intermediaries in the chain of ownership between the U.S. Holder of an ADS and Azul.
Distributions on Common Shares, Including in the Form of ADSs
Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the gross amount of distributions with respect to common shares, including in the form of ADSs, (including any distributions paid in the form of interest on shareholders’ equity for Brazilian tax purposes and the amount of any Brazilian taxes withheld on any such distribution, if any) will constitute ordinary dividend income to the extent of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes). Dividends generally will be includible in a U.S. Holder’s gross income on the day on which the dividends are actually or constructively received by the depositary in the case of a U.S. Holder of ADSs, or by the U.S. Holder in the case of a U.S. Holder of common shares, not in the form of ADSs. Any distributions in excess of such earnings and profits will constitute a nontaxable return of capital and reduce a U.S. Holder’s tax basis (but not below zero) in such common shares or ADSs. To the extent such distributions exceed a U.S. Holder’s tax basis in its common shares or ADSs, such excess will constitute capital gain and generally will be treated as described below under “Sale or Other Taxable Disposition of Common Shares, Including in the Form of ADSs.” Because we do not intend to maintain calculations of our earnings and profits on the basis of U.S. federal income tax principles, U.S. Holders should expect that any distribution paid generally will be reported to them as a dividend.

188	Azul S.A.

Distributions treated as dividends on common shares, including in the form of ADSs, will not be eligible for the dividends received deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations under the Code. Distributions treated as dividends on common shares, including in the form of ADSs, that are received by a non-corporate U.S. Holder (including an individual) could qualify for a reduced maximum tax rate if we are treated as a “qualified foreign corporation” and certain holding period and other requirements are met. For this purpose, a “qualified foreign corporation” means a foreign corporation provided that: (i) the corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (as discussed below under “Passive Foreign Investment Company Considerations”), (ii) certain holding period requirements are met and (iii) either (A) the corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules or (B) the stock with respect to which such dividend was paid is readily tradable on an established securities market in the United States. Our common shares are not currently listed on an established securities market in the United States and our ADSs have been delisted from the NYSE. Additionally, we are not currently eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules. Therefore, any dividends that we pay are not currently eligible for this reduced maximum tax rate. As described under “Item 9A. The Offer and Listing—Offering and Listing Details” we intend to seek a listing of our ADSs on NYSE American and thereafter to seek an uplisting to list our ADSs on the NYSE, in each case, as soon as possible following satisfaction of the relevant requirements and conditions to listing. If our application is approved and our ADSs are listed on NYSE American or the NYSE, our ADSs will thereafter be considered to be readily traded on an established securities market in the United States upon such listing. Based on existing guidance, even if our ADSs are listed on NYSE American or the NYSE, it is not entirely clear whether dividends received with respect to our common shares not represented by ADSs will be treated as qualified dividend income because our common shares themselves will not be listed on a U.S. exchange. There can be no assurance that our ADSs will be listed on NYSE American or the NYSE, or if any such listing is obtained, that our ADSs will continue to be listed thereon. U.S. Holders are encouraged to consult their tax advisors regarding the application of all of the foregoing rules.
A U.S. Holder may be entitled, subject to a number of complex limitations and conditions (including a minimum holding period requirement), to claim a U.S. foreign tax credit in respect of Brazilian income taxes, if any, withheld on dividends received in respect of the common shares, including those in the form of ADSs. A U.S. Holder who does not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such income taxes provided the U.S. Holder elects to deduct (rather than credit) all foreign income taxes for that year. Dividends received in respect of common shares, including in the form of ADSs, generally will be treated as foreign-source income, subject to various exceptions, and generally will be treated as passive category income for most U.S. Holders for purposes of the U.S. foreign tax credit limitation. However, for any period in which we are treated as a “United States-owned foreign corporation,” a portion of any dividends paid by us during such period may be treated as U.S. source solely for purposes of the U.S. foreign tax credit. We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our shares is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S.-source income pursuant to this rule, the ability of a U.S. Holder to claim a U.S. foreign tax credit for any Brazilian withholding taxes payable in respect of our dividends may be limited. Further, U.S. Treasury regulations finalized in January 2022, or the Foreign Tax Credit Regulations, have imposed additional requirements that must be met for a Brazilian or other foreign tax to be creditable (including requirements that a “covered withholding tax” be imposed on nonresidents in lieu of a generally applicable tax that satisfies the regulatory definition of an “income tax,” which may be unclear or difficult to determine), and these requirements may further restrict a U.S. Holder’s ability to benefit from the U.S. foreign tax credit for Brazilian withholding taxes. The IRS released Notice 2023-55 and Notice 2023-80 (together, referred to in this discussion as the Notices), which indicate that the U.S. Treasury Department and the IRS are considering amendments to the Foreign Tax Credit Regulations and also provide temporary relief from certain provisions of the Foreign Tax Credit Regulations for taxable years ending before the date of issuance of a notice or other guidance that withdraws or modifies the relief provided by the Notices (or any later date specified in the relevant notice or other guidance). In order to qualify for the relief provided by the Notices, a U.S. Holder is required to apply the Notices consistently to all foreign taxes paid during the relevant taxable year. The rules relating to computing U.S. foreign tax credits or deducting foreign taxes are extremely complex, and U.S. Holders are encouraged to consult their own tax advisors regarding the availability of U.S. foreign tax credits in their particular circumstances.

Azul S.A.	189

Dividends paid in reais (including the amount of any Brazilian taxes withheld therefrom, if any) will be includible in a U.S. Holder’s gross income in a U.S. dollar amount calculated by reference to the spot rate of exchange in effect on the day the reais are actually or constructively received by the depositary, in the case of a U.S. Holder of ADSs, or by the U.S. Holder in the case of a U.S. Holder of common shares not in the form of ADSs, regardless of whether the dividends are converted into U.S. dollars. If the reais are converted to U.S. dollars on the date of such receipt, a U.S. Holder generally will not recognize a foreign currency gain or loss. However, if the U.S. Holder converts the reais into U.S. dollars on a later date, the U.S. Holder must include in gross income any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the reais into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in a U.S. Holder’s gross income to the date such payment is converted into U.S. dollars will be foreign currency gain or loss and will be treated as ordinary income or loss. Such gain or loss generally will be treated as income from sources within the United States. U.S. Holders are encouraged to consult their own independent tax advisors regarding the treatment of foreign currency gain or loss, if any, on any reais received that are converted into U.S. dollars on a date subsequent to actual or constructive receipt by the depositary or the U.S. Holder, as the case may be.
Sale or Other Taxable Disposition of Common Shares, Including in the Form of ADSs
Subject to the discussion below under “Passive Foreign Investment Company Considerations,” upon the sale or other taxable disposition of common shares, including in the form of ADSs, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and such U.S. Holder’s tax basis in such common shares or ADSs. The amount realized on a sale or other taxable disposition of common shares, including in the form of ADSs, generally will be equal to the amount of cash or the fair market value of any other property received. The initial tax basis of a U.S. Holder’s ADSs will be the purchase price and the initial tax basis of a U.S. Holder’s common shares that are not held in the form of ADSs will be the U.S. dollar value of the reais denominated purchase price determined on the date of purchase. Gain or loss recognized by a U.S. Holder on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the common shares, including those in the form of ADSs, have been held for more than one year. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes.
If Brazilian tax is withheld on the sale or other taxable disposition of common shares, including in the form of ADSs, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or other taxable disposition before deduction of the Brazilian withholding tax. Capital gain or loss, if any, recognized by a U.S. Holder on the sale or other taxable disposition of common shares, including in the form of ADSs, generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. In the case of a gain from the disposition of a common share, including in the form of an ADS, that is subject to Brazilian withholding tax, the Foreign Tax Credit Regulations generally would prohibit the U.S. Holder from claiming a U.S. foreign tax credit for that Brazilian withholding tax. However, the Notices provide temporary relief from certain of the provisions of the Foreign Tax Credit Regulations for taxable years ending before the date of issuance of a notice or other guidance that withdraws or modifies the relief provided by the Notices (or any later date specified in the relevant notice or other guidance). In order to qualify for the relief provided by the Notices, a U.S. Holder is required to apply the Notices consistently to all foreign taxes paid during the relevant taxable year. Alternatively, a U.S. Holder may take a deduction for the Brazilian withholding tax in computing taxable income for U.S. federal income tax purposes, provided that the U.S. Holder elects to deduct all foreign taxes paid or accrued for the taxable year. The rules relating to computing U.S. foreign tax credits or deducting foreign taxes are extremely complex, and U.S. Holders are encouraged to consult their own tax advisors regarding the availability of U.S. foreign tax credits or deductions in their particular circumstances.

190	Azul S.A.

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
The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, the composition of the income and assets of the non-U.S. corporation from time to time and the nature of the activities performed by the non-U.S. corporation. We believe that we were not a PFIC for U.S. federal income tax purposes in 2025. In addition, based on current estimates of our gross income and gross assets, the nature of our business and our current business plans (all of which are subject to change), we do not expect to be classified as a PFIC for our current taxable year (although the determination cannot be made until the end of such taxable year). However, there can be no assurance that we will not be considered to be a PFIC for any particular year, including 2025 or our current taxable year, because the PFIC determination is made annually and is based on the portion of our assets and income that is characterized as passive under the PFIC rules, which can be a complex analysis.
If we are or become a PFIC for any taxable year during which a U.S. Holder holds common shares, including in the form of ADSs, the U.S. Holder will be subject to special tax rules with respect to any “excess distributions” that the U.S. Holder receives and any gain realized from a sale or other disposition of the common shares, including those in the form of ADSs, unless the U.S. Holder makes a “mark-to-market” election or a “qualified electing fund,” or QEF, election, as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the common shares, including those in the form of ADSs, will be treated as excess distributions. Under these special tax rules:
•the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the common shares, including those in the form of ADSs;
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

Azul S.A.	191

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares, including those in the form of ADSs, cannot be treated as capital, even if a U.S. Holder holds the common shares or ADSs as capital assets. If we were a PFIC, certain subsidiaries and other entities in which we have a direct or indirect interest may also be PFICs, or Lower-tier PFICs. Under attribution rules, U.S. Holders would be deemed to own their proportionate shares of Lower-tier PFICs and would be subject to U.S. federal income tax according to the rules described above on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though such U.S. Holder had not received the proceeds of those distributions or dispositions.
If we are a PFIC, a U.S. Holder may avoid taxation under the rules described above by making a timely and effective election to treat us as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period for their shares, including in the form of ADSs, during which we qualified as a PFIC, which election is referred to as a QEF election, or, if in a later taxable year, the U.S. Holder makes a QEF election along with a purging election. A purging election creates a deemed sale of the U.S. Holder’s common shares, including in the form of ADSs, at their then fair market value and requires the U.S. Holder to recognize gain pursuant to the purging election subject to the special PFIC tax and interest charge rules described above. As a result of any such purging election, the U.S. Holder would increase the tax basis in their common shares, including in the form of ADSs, by the amount of the gain recognized and, solely for purposes of the PFIC rules, would have a new holding period in its common shares, including in the form of ADSs.
A U.S. Holder that makes a timely and effective QEF election (or QEF election with a purging election) generally will not be subject to the adverse PFIC rules discussed above with respect to their common shares, including in the form of ADSs, but rather such U.S. Holder will generally be taxable currently on its pro rata share of our ordinary earnings and net capital gains (at ordinary income and capital gain rates, respectively) for each taxable year during which we are treated as a PFIC, regardless of whether or not such U.S. Holder receives distributions, so that the U.S. Holder may recognize taxable income without the corresponding receipt of cash from us with which to pay the resulting tax obligation. The basis in the common shares, including those in the form of ADSs, held by such U.S. Holder will be increased to reflect taxed but undistributed income. Distributions of income that were previously taxed will result in a corresponding reduction of tax basis in the common shares, including those shares held in the form of ADSs, and will not be taxed again as distributions to the U.S. Holder.
A U.S. Holder’s ability to make a timely and effective QEF election (or a QEF election along with a purging election) is contingent upon, among other things, the provision by us of a “PFIC Annual Information Statement” to such U.S. Holder. If we conclude that we should be treated as a PFIC for any taxable year, we intend to notify each U.S. Holder of such conclusion. However, there can be no guarantee that we will be willing or able to provide the information needed by any U.S. Holder to make a timely and effective QEF election, including a “PFIC Annual Information Statement,” with respect to their common shares, including in the form of ADSs.

192	Azul S.A.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock (but not for the shares of any Lower-tier PFIC) to elect out of the PFIC tax consequences discussed above. A U.S. Holder electing the mark-to-market regime generally would compute gain or loss at the end of each taxable year as if the common shares, including those in the form of ADSs, had been sold at fair market value. Any gain recognized by the U.S. Holder under mark-to-market treatment, or on an actual sale, would be treated as ordinary income, and the U.S. Holder would be allowed an ordinary deduction for any decrease in the value of its common shares, including those in the form of ADSs, as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of common shares, including those in the form of ADSs, would be a capital loss to the extent in excess of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. Holder’s tax basis in common shares, including those in the form of ADSs, will be adjusted to reflect any such income or loss amounts included in gross income. If a U.S. Holder makes such an election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the reduced rate discussed above under “Distributions on Common Shares, Including in the Form of ADSs” would not be available and special rules could apply to distributions (and dispositions) made in the year the mark-to-market election is made.
The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a “qualified exchange or other market,” as defined in applicable U.S. Treasury regulations. A non-U.S. securities exchange constitutes a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the securities exchange is located and meets certain trading listing, financial disclosure and other requirements set forth in the U.S. Treasury regulations. Our ADSs were delisted from the NYSE. Consequently, if our ADSs remain delisted from the NYSE and are not otherwise listed on a qualified exchange or other market, as described above, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs if we were treated as a PFIC. Our common shares are listed on the B3. It is unclear, however, whether the B3 would meet the requirements for a qualified exchange or other market. There can be no assurance, therefore, that the mark-to-market election would be available to a U.S. Holder of common shares if we were treated as a PFIC. In addition, as mentioned above, the mark-to-market election will not be available for Lower-tier PFICs, so U.S. Holders would remain subject to the interest charge and other rules described above with respect to Lower-tier PFICs. As described under “Item 9A. The Offer and Listing—Offering and Listing Details,” we intend to seek a listing of our ADSs on NYSE American and thereafter to seek an uplisting to list our ADSs on the NYSE, in each case, as soon as possible following satisfaction of the relevant requirements and conditions to listing. If such application is approved and our ADSs are listed on NYSE American or the NYSE and if our ADSs become and then continue to be regularly traded, the mark-to-market election would thereafter be available to a U.S. Holder of our ADSs if we were treated as a PFIC. There can be no assurance that our ADSs will be listed on NYSE American or the NYSE, or if any such listing is obtained, that our common shares or ADSs will continue to be listed thereon, and there can be no assurance that our ADSs will become or continue to be regularly traded upon such listing.
A U.S. Holder who owns common shares, including in the form of ADSs, during any taxable year that we are treated as a PFIC generally would be required to file IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund. U.S. Holders are encouraged to consult their own tax advisors regarding the application of the PFIC rules to the common shares, including in the form of ADSs, the availability and advisability of making a QEF election (or a QEF election along with a purging election) or a mark-to-market election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year and the application of the reporting requirements on IRS Form 8621, taking into account their particular situations.

Azul S.A.	193

U.S. Information Reporting and Backup Withholding
Dividend payments with respect to common shares, including in the form of ADSs, and proceeds from the sale, exchange or redemption of common shares, including in the form of ADSs, may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding and establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund in a timely manner with the IRS and furnishing any required information. U.S. Holders are encouraged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
In addition, U.S. Holders should be aware that additional reporting requirements apply (including a requirement to file IRS Form 8938, Statement of Specified Foreign Assets) with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000 at the end of the taxable year or US$75,000 at any time during the taxable year. The thresholds are higher for individuals living outside of the United States and married couples filing jointly. U.S. Holders are encouraged to consult their own tax advisors regarding the application of the information reporting rules to common shares, including in the form of ADSs, and the application of these additional reporting requirements for foreign financial assets to their particular situations.
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

194	Azul S.A.

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

Azul S.A.	195

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
We monitor the net exposure in foreign currency and evaluate the contracting of hedge transactions to protect the non-operating cash flow, projecting for a maximum period of up to 12 months, and a longer term if deemed appropriate, to minimize its exposure.
Commodity Price Risk
The volatility of aviation fuel prices is one of the most significant market risks for airlines. For the years ended December 31, 2025, 2024 and 2023, aviation fuel accounted for 33.0%, 34.6% and 34.9%, respectively, of our operating expenses, which are linked or denominated in U.S. dollars, are volatile and cannot be predicted with any degree of certainty as they are subject to many global and geopolitical factors. For example, oil prices experienced substantial variances beginning in 2009 and through June 2018. In addition, largely as a result of the war between Russia and Ukraine, Brent oil prices sharply decreased from about US$128 per barrel at the end of 2022 to US$77 per barrel on December 31, 2023. As of December 31, 2025, the Brent oil price was US$75 per barrel. Airlines often use WTI crude or heating oil future contracts to protect their exposure to jet fuel prices. We attempt to mitigate fuel price volatility primarily through derivative financial instruments or a fixed price agreement with Vibra Energia.
Sensitivity Analysis
Our sensitivity analysis measures the impact of interest rate risk, foreign currency risk, and commodity price risk on the results of operations considering two different scenarios: (i) the adverse scenario, which assumes that the relevant interest rate, foreign currency or fuel price will worsen by 10% and (ii) the remote scenario, which assumes that relevant interest rate, exchange rate or fuel price will worsen by 25%. For information on risk management, see “Note 35. Risk Management” to our audited consolidated financial statements as of the year ended December 31, 2025.

			As of December 31, 2025
Risk Factor	Financial Instrument	Risk	Adverse Scenario	Remote Scenario
			(in thousands of R$)

Financing	Interest rate	CDI	(4,494)	(12,390)
Financing	Interest rate	SOFR	(5,485)	(13,712)
Assets	Exchange rate	Euro rate decrease	12,582	31,456
Liabilities and aircraft leases	Exchange rate	U.S. dollar rate increase	(3,634,612)	(9,086,530)
Aircraft fuel	Cost per liter	Fuel price	(571,029)	(1,427,573)

196	Azul S.A.

PART II

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not applicable.
B.Warrants and Rights
Not applicable
C.Other Securities
Not applicable.
D.American Depositary Shares
American Depositary Shares
Citibank, N.A., as depositary, will register and deliver the ADSs. Each ADS represents the right to receive 500,000 common shares (which ratio may be changed, as described below) in registered form, deposited with the office of Banco Bradesco S.A. as custodian for the depositary, with Itaú Corretora de Valores S.A. acting as the share registrar. Each ADS will also represent the right to receive any other securities, cash or other property which may be received on behalf of the owner of the ADSs but not distributed by the depositary to the owners of ADSs because of legal restrictions or practical considerations. The principal executive office of the depositary is located at 388 Greenwich Street, New York, New York 10013.
The common shares are listed for trading on the Level 2 listing segment of the B3.
The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.
We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Brazilian law governs shareholder rights. The depositary, the custodian and their respective nominees will be the holders of the common shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder and beneficial owner rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.
The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement, the form of ADRs and, if applicable, the omnibus restricted ADS letter agreement. For directions on how to obtain copies of those documents, see Exhibit 2.1 to this annual report.
Holding the ADSs
How will you hold your ADSs?
You may hold ADSs (a) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name or through your broker or other financial institution, or (b) by holding ADSs in DRS. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly, by means of an ADR registered in your name. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Azul S.A.	197

Dividends and Other Distributions
How will you receive dividends and other distributions on the shares?
The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities, after deducting its fees and expenses and any taxes and government charges. You will receive these distributions in proportion to the number of common shares your ADSs represent as of the record date set by the depositary with respect to the ADSs.
•Cash. The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the common shares or any net proceeds from the sale of any common shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars, if it can do so on a practicable basis and can transfer such U.S. dollars to the United States and will distribute the amount thus received. If such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained, the deposit agreement allows the depositary to either distribute the foreign currency only to those ADS holders to whom it is possible to do so, or hold or cause the custodian to hold the foreign currency for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. The depositary will not invest the foreign currency and will not be liable for any interest for the respective accounts of the ADS holders.
Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, will be deducted. See “Item 10.E—Taxation.” If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.
•Shares. For any common shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing the right to receive such common shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional common shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell common shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed common shares sufficient to pay its fees and expenses in connection with that distribution. There can be no assurance that you will be given the opportunity to receive distributions under the same terms and conditions as the holders of common shares.
•Elective Distributions in Cash or Shares. If we offer holders of our common shares the option to receive a distribution in either cash or shares, the depositary, after consultation with us and having received timely notice from us as described in the deposit agreement of such elective distribution by us, and if we have indicated that we wish to make such elective distribution available to you, has discretion to determine to what extent such elective distribution is lawful and reasonably practicable. The depositary will not make such elective distribution to you until we first timely instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is lawful to do so. The depositary could decide it is not lawful or reasonably practicable to make such elective distribution available to you. If such elective distribution is not reasonably practicable or if the depositary did not receive satisfactory documentation, the depositary shall, on the basis of the same determination as is made in respect of the common shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing the right to receive common shares in the same way as it does in a share distribution. The depositary will not be obligated to make available to you a method to receive the elective dividend in common shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of common shares.

198	Azul S.A.

•Rights to Purchase Additional Shares. If we offer holders of our common shares any rights to subscribe for additional shares, the depositary shall, having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and determine whether it is reasonably practicable to make these rights available to you. The depositary will not make rights available to you unless we first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is reasonably practicable to do so, and such other documentation as is provided in the deposit agreement. If it is not reasonably practicable to make the rights available but it is reasonably practicable to sell the rights, the depositary will attempt to sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.
If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for common shares (rather than ADSs).
Any distributions made, and any notices given, by the depositary to DTC under the terms of the deposit agreement shall (unless otherwise specified by the depositary) satisfy the depositary’s obligations under the deposit agreement to make such distributions, and give such notices, in respect of the ADSs held in DTC (including, for avoidance of doubt, to the DTC participants holding the ADSs in their DTC accounts and to the beneficial owners of such ADSs).
U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place. On February 21, 2025, we entered into an omnibus restricted ADS letter agreement with the depositary which establishes procedures pursuant to which the depositary agrees to the deposit of common shares that constitute restricted securities under U.S. securities laws and the issuance of restricted ADSs, subject to the terms of such letter agreement.
There can be no assurance that you will be given rights on the same terms and conditions as the holders of common shares or be able to exercise such rights.
•Other Distributions. Subject to receipt of timely notice and satisfactory documents by the depositary, as described in the deposit agreement, from us with our request to make any such distribution available to you, and provided the depositary has determined such distribution is reasonably practicable and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary may attempt to sell all or a portion of the distributed property sufficient to pay its fees and expenses in connection with that distribution. If any of the conditions above are not met, the depositary will attempt to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.
The depositary is not responsible if it is unlawful or impracticable to make a distribution available to any ADS holders. We have no obligation to register ADSs, common shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, common shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our common shares or any value for them if we or the depositary determine that it is not lawful or not practicable for us or the depositary to make them available to you. The depositary will hold any cash amounts or property it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until a distribution can be effected or such amounts and property that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Azul S.A.	199

Deposit, Withdrawal and Cancellation
Which shares shall be accepted for deposit?
No common shares shall be accepted for deposit unless accompanied by confirmation or such additional evidence, if any is required by the depositary, that is reasonably satisfactory to the depositary and the custodian that all conditions to such deposit have been satisfied by the person depositing such common shares under the laws and regulations of Brazil and any necessary approval has been granted by the CVM, the Central Bank or any governmental body in Brazil, if any, which is then performing the function of the regulator of currency exchange.
The depositary shall not be required to accept for deposit or maintain on deposit with the custodian (a) any fractional common shares or fractional deposited securities, or (b) any number of common shares or deposited securities which (i) do not constitute a share unit or whole multiple thereof, upon application of the ratio of ADSs to deposited securities, would give rise to fractional ADSs.
How are ADSs issued?
The depositary will deliver ADSs if you or your broker deposits common shares or evidence of rights to receive common shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, and upon presentation of the applicable deposit certification, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto. Your ability to deposit shares and receive ADSs may be limited by U.S. and Brazilian legal considerations applicable at the time of deposit.
How do ADS holders cancel an ADS?
You may present (or provide appropriate instructions to your broker to present) your ADSs to the depositary for cancellation and then receive the corresponding number of underlying common shares at the custodian’s offices. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the common shares and any other deposited securities underlying the ADSs to you or a person you designate. The depositary may ask you to provide documents as the depositary may deem appropriate before it will cancel your ADSs and deliver the underlying common shares and any other property.
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
Voting Rights
How do you vote?
If certain conditions in the deposit agreement are satisfied as further described below, you may instruct the depositary to vote the common shares or other deposited securities underlying your ADSs at any meeting at which holders of common shares or other deposited securities are entitled to vote pursuant to any applicable law, the provisions of our bylaws and other constitutive documents, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the common shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the common shares. Our common shares have limited voting rights. See “Item 10.B. Memorandum and Articles of Association—Our Bylaws, the Brazilian Corporations Law, the CVM and the B3—Rights of Our Common Shares—Voting Rights.”

200	Azul S.A.

Upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our bylaws and other constitutive documents, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our bylaws and other constitutive documents, and the provisions of or governing the deposited securities (which provisions, if any, shall be summarized in pertinent part by us), to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the common shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given. Voting instructions may be given only in respect of a number of ADSs representing an integral number of common shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified by the depositary in its notice to ADS holders. The depositary will endeavor, insofar as practicable and permitted under applicable law, the provisions of the deposit agreement, our bylaws and the provisions of or governing the deposited securities, to vote or cause the custodian to vote the common shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct provided that if the depositary timely receives voting instructions from you that fail to specify the manner in which deposited securities are to be voted, you will be deemed to have instructed the depositary to vote in favor of the items in the voting instructions. Common shares or other deposited securities represented by ADSs for which no specific voting instructions are received by the depositary from the ADS holder shall not be voted except as provided below. Without limiting any of the foregoing, to the extent the depositary does not receive voting instructions from ADS holders, the depositary will take such actions as are necessary, upon our written request and subject to applicable law and the terms of the deposited securities, to cause the amount of shares represented by ADSs of those ADS holders to be counted for the purpose of satisfying applicable quorum requirements.
If (i) we make a timely request to the depositary as contemplated above and (ii) no timely voting instructions are received by the depositary from you with respect to the deposited securities represented by your ADSs on or before the date established by the depositary for such purpose, the depositary shall deem you to have instructed the depositary to give a discretionary proxy to a person designated by our board of directors with respect to such deposited securities and the depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the deposit agreement, our bylaws and the provisions of the deposited securities, to give or cause the custodian to give a discretionary proxy to a person designated by our board of directors to vote such deposited securities; provided, however, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which our board of directors informs the depositary that (x) the we do not wish such proxy given, (y) substantial opposition exists or (z) such matter materially and adversely affects the rights of holders of common shares.
We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the common shares underlying your ADSs. In addition, there can be no assurance that you will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our common shares.
The depositary and its agents are not liable for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the common shares underlying your ADSs are not voted as you request.

Azul S.A.	201

Compliance with Regulations
Information Requests
Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Brazilian law, any applicable law of the United States of America, the rules and requirements of the B3, our bylaws and other constitutive documents, any resolutions of our board of directors adopted pursuant to such bylaws, the requirements of any markets or exchanges upon which the common shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADSs, the identity of any other persons then or previously interested in such ADSs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of Brazil, our bylaws and other constitutive documents, and the requirements of any markets or exchanges upon which the ADSs or common shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs or common shares may be transferred, to the same extent as if such ADS holder or beneficial owner held common shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.
Disclosure of Interests
Each ADS holder and beneficial owner shall comply with our requests pursuant to Brazilian law, the rules and requirements of the CVM and the B3, and any other stock exchange on which the common shares are, or will be, registered, traded or listed or our bylaws and other constitutive documents, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.
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
Ownership Restrictions
We may restrict transfers of the common shares where such transfer might result in ownership of common shares exceeding limits imposed by applicable laws or our bylaws. We may also restrict, in such manner as we deem appropriate, transfers of the ADSs where such transfer may result in the total number of common shares represented by the ADSs owned by a single ADS holder or beneficial owner of ADSs to exceed any such limits. We may, in our sole discretion but subject to applicable law, instruct the depositary to take action with respect to the ownership interest of any ADS holder or beneficial owner of ADSs in excess of the limits set forth in the preceding sentence, including, but not limited to, the imposition of restrictions on the transfer of ADSs, the removal or limitation of voting rights or mandatory sale or disposition on behalf of an ADS holder or beneficial owner of ADSs of the common shares represented by the ADSs of such holder or beneficial owner in excess of such limitations, if and to the extent such disposition is permitted by applicable law and our bylaws. Notwithstanding the foregoing, neither we nor the depositary shall be obligated to ensure compliance with the foregoing ownership restrictions.

202	Azul S.A.

Reporting Obligations and Regulatory Approvals
Applicable laws and regulations, including those of the Central Bank, the CVM, the B3 and the Level 2 listing segment may require ADS holders and beneficial owners of common shares, including the ADS holders and beneficial owners of ADSs, to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. ADS holders and beneficial owners of ADSs are solely responsible for complying with such reporting requirements and obtaining such approvals, and pursuant to the deposit agreement, such holders and beneficial owners agree to make such determinations, file such reports, and obtain such approvals to the extent and in the form required by applicable laws and regulations as in effect from time to time and neither the depositary, the custodian nor we, nor any of their or our respective agents or affiliates shall be required to take any actions on behalf of such holders or beneficial owners to determine or satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.
Fees and Expenses
As an ADS holder, you will be required to pay the following service fees to the depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$0.05 per ADS issued
Cancellation of ADSs, including in the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights	Up to US$0.05 per ADS held
Distribution of financial instruments, including securities, other than ADSs or rights to purchase ADSs	Up to US$0.05 per ADS held
Depositary operation and maintenance services	Up to US$0.05 per ADS held
Transfer of ADSs, including upon a transfer of registered ownership or ADSs and upon a transfer of ADSs into DTC	Up to US$0.05 per ADS transferred
Conversion of ADSs, incliding upon conversion of restricted ADSs into freely transferred ADSs	Up to US$0.05 per ADS converted
As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:
•fees for the transfer and registration of common shares charged by the registrar and transfer agent for the common shares in Brazil (i.e., upon deposit and withdrawal of common shares);
•expenses incurred for converting foreign currency into U.S. dollars;
•expenses for cable, telex, electronic and fax transmissions and for delivery of securities;
•taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when common shares are deposited or withdrawn from deposit);
•fees and expenses incurred in connection with the delivery or servicing of common shares on deposit;
•fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to common shares, deposited securities, ADSs and ADRs; and
•any applicable fees and penalties thereon.

Azul S.A.	203

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
Until the applicable depositary fees and expenses are paid, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. The depositary may sell common shares or other depositary property held with respect to your ADSs and use the proceeds to satisfy your obligations to pay its fees and expenses.
Certain of the depositary fees and charges (such as the depositary services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.
The depositary reimburses us for certain expenses we incur in connection with the ADR program. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. In this context, for the year ended December 31, 2025, Citibank N.A. reimbursed us or paid on our behalf US$612,877.11.
Payment of Taxes
You will be responsible for any taxes (including applicable interest and penalties thereon) or other governmental charges payable, or which become payable, on your ADSs, on the deposited securities represented by any of your ADSs, or on any transactions entered by you and/or your beneficiary owned in respect of the ADSs or deposited securities. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from (i) any ADSs held by you and/or by a beneficial owner, (ii) the deposited property represented by the ADSs, and (iii) any transaction entered into by you or a beneficial owner in respect of the ADSs and/or the deposited property represented thereby. Your obligations under this paragraph shall survive any transfer of ADSs, any surrender of ADSs and withdrawal of deposited securities or the termination of the deposit agreement.
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

204	Azul S.A.

Each ADS holder will be responsible for the payment and/or reimbursement of any and all taxes effectively paid or incurred by us, the Depositary or the Custodian (including as a result of the execution of any foreign exchange transaction) related to or as a result of a deposit of common shares and/or withdrawal or sale of deposited property by such ADS holder. Each ADS holder will be responsible for the reporting of any false or misleading information, or the failure to report required information relating to foreign exchange transactions to the custodian or the Central Bank, as the case may be, in connection with deposits or withdrawals of deposited securities.
If we change the nominal or par value of, split-up, cancel, consolidate or otherwise reclassify any of the deposited securities, or if we recapitalize, reorganize, merge, consolidate or sell our assets, any property which shall be received by the depositary or the custodian in exchange for, or in conversion of, or replacement of, or otherwise in respect of, the deposited securities shall, to the extent permitted by law, be treated as new deposited property under the deposit agreement, and the ADSs shall, subject to the provisions of the deposit agreement, any ADR(s) evidencing such ADSs and applicable law, represent the right to receive such additional or replacement deposited property. In connection with the foregoing, we may (i) issue and deliver additional ADSs as in the case of a stock dividend on the common shares, (ii) amend the deposit agreement and the applicable ADR(s), (iii) amend the applicable registration statement(s) in respect of the ADSs, (iv) call for the surrender of outstanding ADRs to be exchanged for new ADRs, and (v) take such other actions as are appropriate to reflect the transaction with respect to the ADSs.
Amendment and Termination
How may the deposit agreement be amended?
We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. The depositary will not consider to be materially prejudicial to your substantial existing rights any modification or supplement that are reasonably necessary for the ADSs to be registered under U.S. laws, in each case without imposing or increasing the fees and charges you are required to pay. In addition, the depositary may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.
How may the deposit agreement be terminated?
We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In such cases, the depositary must notify you at least 30 days before termination.

Azul S.A.	205

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver common shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. At any time after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary and the custodian thereunder. The obligations of ADS holders and beneficial owners of ADSs outstanding as of the effective date of any termination shall survive such effective date of termination and shall be discharged only when the applicable ADSs are presented to the depositary for cancellation under the terms of the deposit agreement and the ADS holders have satisfied any and all of their obligations thereunder (including, but not limited to, any payment and/or reimbursement obligations which relate to prior to the effective date of termination but which payment and/or reimbursement is claimed after such effective date of termination).
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
•are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, Brazil or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our bylaws or other constituent documents or any provision of or governing any deposited securities, or by reason of any act of God or war or other events or circumstances beyond its control (including, without limitation, fire, flood, earthquake, tornado, hurricane, tsunami, explosion, or other natural disaster, nationalization, expropriation, currency restriction, work stoppage, strikes, civil unrest, act of war (whether declared or not) or terrorism, revolution, rebellion, embargo, computer failure, failure of public infrastructure (including communication or utility failure), failure of common carriers, nuclear, cyber or biochemical incident, any pandemic, epidemic or other prevalent disease or illness with an actual or probable threat to human life, any quarantine order or travel restriction imposed by a governmental authority or other competent public health authority, or the failure or unavailability of the United States Federal Reserve Bank (or other central banking system) or DTC (or other clearing system));
•are not obligated to perform any act that is inconsistent with the terms of the deposit agreement;

206	Azul S.A.

•are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our bylaws or other constituent documents or provisions of or governing deposited securities;
•disclaim any liability for any action or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting common shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by any of us in good faith to be competent to give such advice or information;
•are not liable for any action or inaction of any clearing or settlement system (any participant thereof) for the deposited securities or the ADSs;
•are not liable for any consequential or punitive damages (including lost profits) for any breach of the terms of the deposit agreement;
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
The depositary and any of its agents also disclaim any liability (i) with respect to Brazil’s system of share registration and custody, including any liability in respect of the unavailability of deposited securities (or any distribution in respect thereof), (ii) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (iii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iv) any investment risk associated with the acquisition of an interest in the deposited securities, for the validity or worth of the deposited securities, for any financial transaction entered into by any person in respect of the ADSs or any deposited securities, for any tax consequences that may result from the ownership of, or any transaction involving, ADSs or the deposited securities, the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement, for the failure or timeliness of any notice from us, or for any action of or failure to act by, or any information provided or not provided by, DTC or any DTC participant, (v) for any tax consequences that may result from ownership of ADSs, common shares or deposited securities, or (vi) for any acts or omissions made by a successor depositary.
In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.
Requirements for Depositary Actions
Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of common shares, the depositary may require:
•payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any common shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;
•satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

Azul S.A.	207

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
Your Right to Receive the Shares Underlying Your ADSs
You have the right to cancel your ADSs and withdraw the underlying common shares at any time except:
•when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of common shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our common shares;
•when you owe money to pay fees, taxes and similar charges;
•when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of common shares or other deposited securities; or
•other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time).
This right of withdrawal may not be limited by any other provision of the deposit agreement.
The depositary shall not knowingly accept for deposit under the deposit agreement any common shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such common shares.
Direct Registration System
In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer. A DTC participant, upon acceptance in any one of its DTC accounts of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement, or by continuing to hold in any one of its DTC accounts, from and after the date hereof, any ADSs issued and outstanding under the original deposit Agreement, shall (notwithstanding any explicit or implicit disclosure that it may be acting on behalf of another party) be deemed for all purposes to be a party to, and bound by, the terms of the deposit agreement and the applicable ADR(s) to the same extent as, and as if the DTC Participant were, the holder of such ADSs.
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

208	Azul S.A.

ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to ensure that we are able to collect the information we are required to disclose in the reports we file with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. As of the end of the period covered by this annual report, our management, with the participation of our financial vice president and chief financial officer and together with other members of our management, assessed the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) and have concluded that our disclosure controls and procedures as of December 31, 2025 were effective in ensuring that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.
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
Our management, with participation of the financial vice president and chief financial officer, under the oversight of our board of directors, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on this assessment, management concluded that, as of December 31, 2025, our internal control over financial reporting was effective based on those criteria.
Changes in Internal Control Over Financial Reporting
In the year ended December 31, 2025, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Attestation Report of the Independent Registered Public Accounting Firm
The effectiveness of internal control over financial reporting as of December 31, 2025 was audited by Grant Thornton Auditores Independentes LTDA., the independent registered public accounting firm, as stated in their report included herein.
ITEM 16. [Reserved]
A.AUDIT COMMITTEE FINANCIAL EXPERT
On May 2, 2025, our board of directors determined that Gilberto de Almeida Peralta, a member of our Audit Committee, meets the requirements of an “audit committee financial expert,” as defined by the SEC, and is an independent member of the Audit Committee under applicable SEC rules.
See Item 6: “Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors—Audit Committee.”
B.CODE OF ETHICS
We currently have a code of ethics which has been accepted by all of our directors and executive officers and other personnel. Our Code of Ethics and Conduct is available on our Investor Relations website at ri.voeazul.com.br, under the “Corporate Governance—Code of ethics” tab. The information on our website is not incorporated into this annual report.

Azul S.A.	209

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
All of the services in 2025 and 2024 under the Audit Fees below have been approved by the Audit Committee (in thousands of reais):

	Year Ended December,
	2025	2024

	Grant Thornton
Audit Fees(1)	7,823	4,877
Audit-Related Fees(2)	650	—
Total	8,473	4,877

(1)	“Audit fees” are the fees billed in connection with the audit of our annual consolidated financial statements, the review of our quarterly financial information, the statutory audits of subsidiaries.
(2)	Services related to the issuance of comfort letter.
Our Audit Committee pre-approves all audit and non-audit services provided by our independent auditor pursuant to the Sarbanes-Oxley Act of 2002.
D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
From January 1, 2025 to December 31, 2025, we repurchased an aggregate of 4,000 common shares, at an average purchase price of R$1.06 per share. The table below sets forth detailed information regarding our repurchases of common shares during the fiscal year ended December 31, 2025:

210	Azul S.A.

Period	Total number of shares (or units) purchased	Average price paid per share (or unit)	Total number of shares (or units) purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares (or units) that may be yet purchased under the plans or programs

December 1, 2025—December 31, 2025	—	—	—	—
November 1, 2025—November 30, 2025	—	—	—	—
October 1, 2025—October 31, 2025	—	—	—	—
September 1, 2025—September 30, 2025	—	—	—	—
August 1, 2025—August 31, 2025	—	—	—	—
July 1, 2025—July 31, 2025	—	—	—	—
June 1, 2025—June 30, 2025	—	—	—	—
May 1, 2025—May 31, 2025	4,000 (1)	R$1.06	4,000 (2)	—
April 1, 2025—April 30, 2025	—	—	—	—
March 1, 2025—March 31, 2025	—	—	—	—
February 1, 2025—February 28, 2025	—	—	—	—
January 1, 2025—January 31, 2025	—	—	—	—
Total	4,000	R$1.06	4,000	9,121,808 (3)

(1)	Reflects the number of preferred shares repurchased during the relevant month, which has not been adjusted to reflect the impact of the Conversion, the First Reverse Share Split or the Second Reverse Share Split.
(2)	Repurchased pursuant to a share buyback program approved by our board of directors on May 10, 2024 (the “2024/2025 Share Buyback Program”). The 2024/2025 Share Buyback Program authorized the repurchase of up to 1,300,000 preferred shares (which number of preferred shares has not been adjusted to reflect the impact of the Conversion, the First Reverse Share Split or the Second Reverse Share Split) during the period commencing on May 10, 2024 and ending on September 10, 2025. The 2024/2025 Share Buyback Program expired on September 10, 2025 and no further shares can be repurchased thereunder.
(3)	Reflects the maximum number of common shares that can be purchased under the Share Buyback Program (as defined below) that was approved by our board of directors on March 26, 2026 and such number of common shares is presented after giving effect to the Second Reverse Share Split. Further information in relation to the Share Buyback Program is set forth below this table.
On March 26, 2026, our board of directors approved, upon the recommendation of the Strategy Committee, a share buyback program (the “Share Buyback Program”). The Share Buyback Program permits the Company to purchase up to 2.5% of our common shares outstanding as of March 26, 2026 (which is equivalent to approximately 9,121,808 common shares after giving effect to the Second Reverse Share Split). The Share Buyback Program permits the purchase of common shares during the 18 month period commencing on March 26, 2026.
The Share Buyback Program aims to provide greater strategic flexibility in the management of our share capital, permitting the purchase of common shares, on a stock exchange, at market prices, without a reduction in our share capital. Any purchases of common shares pursuant to the Share Buyback Program shall be made at prevailing market prices in purchase transactions carried out on the B3.
Common shares acquired by us pursuant to the Share Buyback Program are permitted to: (i) remain in treasury for subsequent use by us in connection with share-based compensation programs that have been approved at a general meeting of our shareholders (as of the date of this annual report, the only such program is the MIP), (ii) be resold by us from time to time, and (iii) be used in other transactions (including the cancellation of such common shares), subject to us obtaining the relevant corporate approvals, and in each case, subject to compliance with the applicable law and regulation.
We have discretion as to whether or not we purchase any common shares pursuant to the Share Buyback Plan, and the timing of any such purchases. The timing of any such purchases will depend on a number of factors, including prevailing market prices for our common shares and prevailing market conditions.
As of the date of this annual report, we have not purchased any common shares pursuant to the Share Buyback Program.
F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

Azul S.A.	211

G.CORPORATE GOVERNANCE
As a result of our Voluntary Reorganization, on May 25, 2025, the NYSE notified the SEC of its intention to remove our ADSs from listing and registration on the NYSE, which delisting came into effect at the opening of business on June 10, 2025. We currently expect to seek a listing of our issued and outstanding common shares and ADSs on NYSE American, and currently expect our ADSs to commence trading on NYSE American shortly after the effectiveness of the Second Reverse Share Split, which is currently expected to occur on or around April 20, 2026, subject to approval by NYSE American and the satisfaction of applicable listing requirements. We further expect to apply to uplist our common shares and ADSs to the NYSE once the applicable NYSE listing requirements are satisfied. See “Item 9. Offering and Listing Details.”
If and when our ADSs are listed on the NYSE as a foreign private issuer, we would be permitted to follow our home country’s corporate governance practices in lieu of most of the NYSE’s corporate governance listing standards. Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, we would be required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. The table below discloses the significant differences between our corporate governance practices and the NYSE.

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

212	Azul S.A.

NYSE Standards	Our Corporate Governance Practices

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
The purpose, roles, duties and procedures of the ESG Committee are specified by the ESG Committee’s Internal Regulations, which are subject to approval by our Strategy Committee. The Strategy Committee may also approve any amendments to such Internal Regulations.

Compensation Committee. Compensation committee of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee.

Compensation Committee. We have a Compensation Committee consisting of three members, two of whom must qualify as independent directors under the listing rules of the Brazilian stock exchanges, that are elected by and report directly to our board of directors. The purpose, roles, duties and procedures of the Compensation Committee are (i) reviewing corporate goals; and (ii) evaluating certain executive compensation arrangements as well as the performance of key executives.
The purpose, roles, duties and procedures of the Compensation Committee are specified by the Compensation Committee’s Internal Regulations, which are subject to approval by our Strategy Committee. The Strategy Committee may also approve any amendments to such Internal Regulations.

Azul S.A.	213

NYSE Standards	Our Corporate Governance Practices

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
All of our Audit Committee members qualify as independent under the listing rules of the Brazilian stock exchanges and at least one member of the audit committee is an audit committee “financial expert” within the meaning of the SEC rules and regulations.
The purpose, roles, duties and procedures of the Audit Committee are specified by the Audit Committee’s Internal Regulations, which are subject to approval by our Strategy Committee. The Strategy Committee may also approve any amendments to such Internal Regulations.

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §§303A.08 & 312.03
Equity Compensation Plans. Our equity based compensation plans require shareholder approval. Our Strategy Committee has authority to organize, manage, and interpret equity-based incentive plans approved by the general shareholders’ meeting (assembleia geral de acionistas), to resolve situations not contemplated in such plans or disputes related thereto, as well as to approve grants to our directors, officers, employees, and service providers under the long-term incentive plans and those of our subsidiaries, subject to the terms and conditions approved by the general shareholders’ meeting (assembleia geral de acionistas), as applicable.

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

214	Azul S.A.

NYSE Standards	Our Corporate Governance Practices

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

Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.00 & 402.04

Solicitation of Proxies. The solicitation of proxies and provision of proxy materials for the general shareholders’ meeting are governed by the Brazilian Corporations Law, our bylaws and the listing agreement signed with the NYSE.

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

Azul S.A.	215

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
Cybersecurity Governance
Cybersecurity is an important part of our risk management processes and an area of focus for our board of directors and management.

216	Azul S.A.

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

Azul S.A.	217

PART III

ITEM 17. FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of responding to this Item.
ITEM 18. FINANCIAL STATEMENTS
See our audited consolidated financial statements beginning on page F-1.
ITEM 19. EXHIBITS

Exhibit Number	Description
1.1*
Bylaws of the Registrant (estatuto social) (English translation) (previously filed as Exhibit 99.1 of Form 6-K (File No. 001-38049) as filed with the SEC on February 20, 2026, and incorporated by reference herein)

2.d**	Description of the Securities
2.1*
Deposit Agreement entered into among the Registrant, Citibank N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder, including the form of American Depositary Receipt annexed thereto as Exhibit A, and Amendment No. 1 to the Deposit Agreement (previously filed as Exhibit 99(a)(i) and Exhibit 99(a)(ii) of Form F-6 (File No. 333-263414) as filed with the SEC on January 26, 2026, and incorporated by reference herein)

2.2**	Debtors’ Joint Chapter 11 Plan of Reorganization, as confirmed by the Bankruptcy Court on December 19, 2025
2.3**
Indenture, dated as of February 6, 2026, among Azul Secured Finance LLP, Azul S.A., Azul IP Cayman Ltd., Azul IP Cayman Holdco Ltd., Azul Linhas Aéreas Brasileiras S.A., IntelAzul S.A., ATS Viagens e Turismo Ltda., Azul Conecta Ltda., UMB Bank, National Association, and Lumen Trust Ltda. in connection with the 9.875% Senior Secured Notes due 2031

4.1†*	A320 NEO Purchase Agreement, dated as of October 24, 2014, between Airbus S.A.S. and Azul Finance LLC., including Amendment No. 1 to the A320 NEO Purchase Agreement, dated as of December 21, 2015. (previously filed as Exhibit 10.9 of Pre-Effective Amendment No. 1 to our registration statement on Form F-1 (File No. 333-215908) as filed with the SEC on March 3, 2017 and incorporated by reference herein)
4.2†*	Amendment No. 2 to the A320 NEO Purchase Agreement dated as of July 20, 2018; Amendment No. 3 to the A320 NEO Purchase Agreement, dated as of July 20, 2018 (previously filed as Exhibit 4.6.1 to Form 20-F/A (File No. 001-38049) as filed with the SEC on July 18, 2019 and incorporated by reference herein)
4.3†*	Amendment No. 4 to the A320 NEO Purchase Agreement, dated as of December 26, 2019, Amendment No. 5 to the A320 NEO Purchase Agreement, dated as of December 26, 2019, Amendment No. 6 to the A320 NEO Purchase Agreement, dated as of August 28, 2020 (previously filed as Exhibit 4.4.2 to Form 20-F (File No.001-38049) as filed with the SEC on April 30, 2021 and incorporated by reference herein)
4.4†**	Amendment No. 7 dated as of April 30, 2021 to the A320 NEO Purchase Agreement, dated as of October 24, 2014, between Airbus S.A.S. and Azul Finance LLC
4.5†**	Amendment No. 8 dated as of October 28, 2021 to the A320 NEO Purchase Agreement, dated as of October 24, 2014, between Airbus S.A.S. and Azul Finance LLC
4.6†**	Amendment No. 9 dated as of July 21, 2022 to the A320 NEO Purchase Agreement, dated as of October 24, 2014, between Airbus S.A.S. and Azul Finance LLC
4.7†**	Amendment No. 10 dated as of June 20, 2023 to the A320 NEO Purchase Agreement, dated as of October 24, 2014, between Airbus S.A.S. and Azul Finance LLC
4.8†**	Amendment No. 11 dated as of May 24, 2024 to the A320 NEO Purchase Agreement, dated as of October 24, 2014, between Airbus S.A.S. and Azul Finance LLC
4.9†**	Amendment No. 12 dated as of October 9, 2024 to the A320 NEO Purchase Agreement, dated as of October 24, 2014, between Airbus S.A.S. and Azul Finance LLC
4.10†**	Amendment No. 13 dated as of May 7, 2025 to the A320 NEO Purchase Agreement, dated as of October 24, 2014, between Airbus S.A.S. and Azul Finance LLC

218	Azul S.A.

4.11†**	Amendment No. 14 dated as of December 19, 2025 to the A320 NEO Purchase Agreement, dated as of October 24, 2014, between Airbus S.A.S. and Azul Finance LLC
4.12†**	Amended and Restated Purchase Agreement COM0384-14, dated as of November 26, 2025, between Embraer S.A. and Azul Finance 2 LLC
4.13†*	A330 NEO Purchase Agreement, dated as of October 28, 2022, between Airbus S.A.S. and Azul Finance LLC. (previously filed as Exhibit 4.162 to Form 20-F (File No. 001-38049) as filed with the SEC on April 29, 2025 and incorporated by reference herein)
4.14†*	Amendment No. 1 to the A330 NEO Purchase Agreement, dated as of January 9, 2023, between Airbus S.A.S. and Azul Finance LLC (previously filed as Exhibit 4.17 to Form 20-F (File No. 001-38049) as filed with the SEC on April 29, 2025 and incorporated by reference herein)
4.15†*	Amendment No. 2 to the A330 NEO Purchase Agreement, dated as of June 20, 2023, between Airbus S.A.S. and Azul Finance LLC (previously filed as Exhibit 4.18 to Form 20-F (File No. 001-38049) as filed with the SEC on April 29, 2025 and incorporated by reference herein)
4.16†*	Amendment No. 3 to the A330 NEO Purchase Agreement, dated as of July 19, 2024, between Airbus S.A.S. and Azul Finance LLC (previously filed as Exhibit 4.19 to Form 20-F (File No. 001-38049) as filed with the SEC on April 29, 2025 and incorporated by reference herein
4.17†*	Amendment No. 4 to the A330 NEO Purchase Agreement, dated as of October 9, 2024, between Airbus S.A.S. and Azul Finance LLC (previously filed as Exhibit 4.20 to Form 20-F (File No. 001-38049) as filed with the SEC on April 29, 2025 and incorporated by reference herein)
4.18†**	Amendment No. 5 dated as of January 24, 2025 to the A330 NEO Purchase Agreement, dated as of October 28, 2022, between Airbus S.A.S. and Azul Finance LLC
4.19†**	Amendment No. 6 dated as of December 19, 2025 to the A330 NEO Purchase Agreement, dated as of October 28, 2022, between Airbus S.A.S. and Azul Finance LLC
4.20†**	Agreement for the Supply of Petroleum-derived Aviation Products, dated as of September 15, 2022, by and among Raízen S.A., Azul Linhas Aéreas Brasileiras S.A. and Azul Conecta Ltda.
4.21†*
Subscription Warrants issued by the Registrant to the General Unsecured Claims Trust on February 19, 2026, to American Airlines, Inc., United Airlines, Inc. and the Additional Investment Warrant Holders named thereunder (previously filed as Exhibits 99.1, 99.2 and 99.3 of Form 6-K (File No. 001-38049) as filed with the SEC on February 23, 2026, and incorporated by reference herein)

4.22†**	Warrant Agreement, dated as of February 19, 2026, between Azul S.A. and the General Unsecured Claims Trust Agreement
4.23†**	Warrant Agreement dated as of February 17, 2026, among Azul S.A., United Airlines, Inc., and the Additional Investment Holders parties thereto
4.24†**	Warrant Agreement dated as of February 17, 2026, between Azul S.A. and American Airlines, Inc.
4.25**	EBITDAR-Linked Contingent Value Right Agreement, dated as of February 19, 2026, between Azul S.A. and U.S. Bank Trust National Association
4.26**	General Unsecured Claims Trust Agreement, dated as of February 19, 2026, among Azul S.A., the other Debtors parties thereto, and U.S. Bank Trust National Association
4.27†**	Registration Rights Agreement, dated as of February 20, 2026, between Azul S.A. and the Holders named therein
4.28†**
Amendment Agreement dated July 8, 2025 amending the Agreement for the Supply of Petroleum-derived Aviation Products, dated as of September 15, 2022, by and among Raízen S.A., Azul Linhas Aéreas Brasileiras S.A. and Azul Conecta Ltda.

4.29*	Management Inventive Plan of the Registrant (previously filed as Exhibit 99.2 of Form 6-K (File No. 001-38049) as filed with the SEC on February 19, 2026, and incorporated by reference herein)
8.1**	List of subsidiaries of the Company
11(b)*	Disclosure of Material Act or Fact and Securities Trading Policy of Azul S.A. (previously filed as Exhibit 11(b) to Form 20-F (File No. 001-38049) as filed with the SEC on April 29, 2025 and incorporated by reference herein)
12.1**	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97*	Dodd-Frank Clawback Policy adopted by Azul S.A. (previously filed as Exhibit 97 to Form 20-F (File No. 001-38049) as filed with the SEC on May 15, 2024 and incorporated by reference herein)
101.SCH	Inline XBRL Taxonomy Extension Schema Document

Azul S.A.	219

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

(*)	Previously filed.
(**)	Filed herewith.
†	Certain identified confidential information has been redacted from this exhibit because it is both not material and is the type that Azul S.A. treats as private or confidential.

220	Azul S.A.

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Azul S.A.

By:	/s/ John Peter Rodgerson
Name: John Peter Rodgerson
Title: Chief Executive Officer

By:	/s/ Alexandre Wagner Malfitani
Name: Alexandre Wagner Malfitani
Title: Chief Financial Officer and Investor Relations Officer
Barueri/SP, Brazil
April 2, 2026

Azul S.A.	221

«Table of Contents

Azul S.A.
CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025, 2024 and 2023
with Reports of Independent Registered Public Accounting Firm

Azul S.A.	Consolidated Financial Statements	F-1

«Table of Contents

F-2	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements

Report of Independent Registered Public Accounting Firm
Board of Directors and Shareholders
Azul S.A.
Opinion on the consolidated financial statements
We have audited the accompanying consolidated statements of financial position of Azul S.A. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of loss, comprehensive loss, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2025 and the related notes (collectively referred to the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO"), and our report dated April 2, 2026 expressed an unqualified opinion.
We also have audited the adjustments to the 2023 consolidated financial statements to retrospectively apply the shares and basic and diluted net loss per share attributable to equity holders of Azul S.A., for the restructuring plan conducted under Chapter 11 proceeding, as described in Note 31. The adjustments have been applied using the Exchange Ratio established in the restructuring plan. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2023 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2023 consolidated financial statements taken as a whole.
Basis for opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Revenue from passenger transport (including breakage)
As described further in Note 33 to the consolidated financial statements, the Company recognizes passenger transportation revenue when the related service is actually rendered. Tickets sold but not yet flown are recorded under “Air traffic liability and loyalty program,” net of the estimated breakage of unused tickets. This process is highly dependent on information technology systems and involves significant and complex management assumptions and judgments, such as expectations regarding ticket expiration and patterns of unused tickets, which increase the risk of material misstatement in revenue recognition. Given the materiality of the amounts involved and the level of judgment required in measuring breakage, we determined that this matter required significant attention in our audit and, consequently, it was again considered a key audit matter.
The principal considerations for our determination that auditing revenue from passenger transport (including breakage) is a critical audit matter is that auditing revenue recognition of passenger transport and the complex estimates used by management requires a high degree of auditor judgment.
Our audit procedures related to revenue from passenger transport (including breakage) included the following, among others:
•We obtained an understanding of the automated IT internal controls used by management for recording and monitoring passenger transportation revenue, as well as the system parameters applied to estimate revenue arising from the expiration of unused tickets (breakage);
•We performed analytical audit procedures using an automated audit tool (Audit Data Analytics – ADA) to identify patterns, significant variances, and potential inconsistencies in passenger transportation revenue;
•On a sample basis of selected flights, we performed boarding observations to verify passenger embarkation and the corresponding revenue recording in the Company’s systems;
•We performed substantive tests, also on a sample basis, to verify whether revenue transactions were adequately supported by evidence and properly recognized;
•We challenged the assumptions used by management to calculate breakage, with the support of our internal actuarial specialists, assessing the reasonableness of the model adopted, the historical data utilized, and the consistency of the assumptions applied by management;
•We evaluated whether the disclosures presented in the notes to the financial statements were clear, complete, and consistent with the information obtained during the audit and with the representations provided by management.

F-4	Report of Independent Registered Public Accounting	Azul S.A.

«Table of Contents | « Index to Financial Statements

Going Concern Assessment
As described further in Note 2 to the consolidated financial statements, the financial statements were prepared using the going concern assumption, based on management’s assessment that the Company will continue to operate for the foreseeable future, and for at least twelve months from the financial statement date. This assessment considers that management has no intention to liquidate the Company or cease its operations and that it has plans and actions in place capable of supporting its continued operations.
Although the Company reported net income of R$124,858 thousand for the year ended December 31, 2025, as of that same date it had a negative shareholders’ equity of R$29,038,062 thousand, as well as an excess of current liabilities over current assets amounting to R$23,169,625 thousand. As disclosed in the accompanying notes, management has implemented and continues to pursue actions and plans aimed at restoring its capital structure, improving liquidity, and sustaining its operations.
The going concern assessment involves the use of assumptions and cash flow projections that require significant and subjective management judgment, particularly with respect to cash generation capacity, macroeconomic assumptions, timing of funding initiatives, and the execution of plans contemplated in ongoing renegotiations with creditors, among other actions which form part of the ongoing restructuring plan. Accordingly, due to the level of judgment involved, combined with the materiality of the balances and the financial indicators observed, this matter was again considered one of the key audit matters for our current‑year audit.
The principal consideration for our determination that the going concern assessment is a critical audit matter is that evaluating the appropriateness of the significant judgments and estimates in the Company’s cash flow projections requires a high degree of auditor judgment.
Our audit procedures related to the going concern assessment included the following, among others:
•We evaluated the ability of the Company and its subsidiaries to continue their operations for the foreseeable future, based on the information and evidence provided by management;
•We reviewed the methodology and assumptions used by management in the going concern assessment for the twelve‑month period from the financial statement date (individual and consolidated), as well as the related cash flow projections, including the assessment of relevant subsequent events up to the date of issuance of the individual and consolidated financial statements;
•With the support of our internal corporate finance specialists, we assessed the assumptions used in cash flow projections, considering realized results and the consistency of projections and performance observed in prior periods;
•We analyzed ongoing restructuring activities, cost‑reduction initiatives, and the expected profitability over the twelve‑month horizon in order to support the Company’s ability to continue operating;
•We reviewed the debt renegotiation schedule and the feasibility of future financing sources when available; and
•We evaluated whether the disclosures in the notes to the financial statements were adequate, consistent, and complete in relation to the information and representations obtained during the audit.
/s/ Grant Thornton Auditores Independentes Ltda.
We have served as the Company’s auditor since 2024.
Campinas, Brazil
April 2, 2026

Azul S.A.	Report of Independent Registered Public Accounting	F-5

«Table of Contents | « Index to Financial Statements

Report of Independent Registered Public Accounting Firm
Board of Directors and Shareholders
Azul S.A.
Opinion on internal control over financial reporting
We have audited the internal control over financial reporting of Azul S.A. and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 Internal Control – Integrated Framework issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2025, and our report dated on April 2, 2026, expressed an unqualified opinion on those financial statements.
Basis for opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Internal Control over Financial Reporting” in Management’s Discussion and Analysis”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

/s/ Grant Thornton Auditores Independentes Ltda.
Campinas, Brazil
April 2, 2026

Azul S.A.	Report of Independent Registered Public Accounting	F-7

«Table of Contents | « Index to Financial Statements

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Azul S.A.
Opinion on the Financial Statements
We have audited, before the effects of the adjustments to retrospectively apply the change in earnings (loss) per share described in Note 31, the consolidated statements of operations, comprehensive loss, changes in equity and cash flows of Azul S.A. (the Company) for the year ended December 31, 2023, and the related notes (the 2023 consolidated financial statements, before the effects of the adjustments discussed in Note 31, are not presented herein). In our opinion, the 2023 consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in earnings (loss) per share described in Note 31, present fairly, in all material respects, the Company’s results of its operations and its cash flows for the year ended December 31, 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).
Change in the earnings (loss) per share
We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in earnings (loss) per share described in Note 31 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Grant Thornton Auditores Independentes Ltda.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
We served as the Company’s auditor from 2009 to 2024.
São Paulo, Brazil
May 15, 2024

F-8	Report of Independent Registered Public Accounting	Azul S.A.

«Table of Contents | « Index to Financial Statements
Consolidated Statements of Financial Position
As of December 31, 2025 and 2024
(In thousands of Brazilian reais – R$)

		December 31,
Assets	Note	2025	2024

Current assets
Cash and cash equivalents	6	991,644	1,210,009
Short-term investments	7	26,286	71,898
Accounts receivable	8	2,722,742	1,775,374
Inventories	9	972,532	943,578
Deposits	10	502,085	328,876
Taxes recoverable	11	208,354	203,951
Advances to suppliers	12	371,594	274,282
Other assets	13	508,289	850,052
Total current assets		6,303,526	5,658,020

Non-current assets

Long-term investments	7	—	1,040,454
Accounts receivable	8	29,452	—
Deposits	10	2,377,624	3,063,786
Taxes recoverable	11	46,509	36,136
Other assets	12	447,480	411,701
Property and equipment	15	2,772,299	3,034,554
Right-of-use assets	16	10,125,024	11,470,679
Intangible assets	17	1,536,000	1,559,613
Total non-current assets		17,334,388	20,616,923

Total assets		23,637,914	26,274,943
The accompanying notes are an integral part of these consolidated financial statements.

Azul S.A.	Consolidated Financial Statements	F-9

«Table of Contents | « Index to Financial Statements
Consolidated Statements of Financial Position
As of December 31, 2025 and 2024
(In thousands of Brazilian reais – R$)

		December 31,
Liabilities and equity	Note	2025	2024

Current liabilities
Loans and financing	18	13,783,259	2,207,199
Leases	19	3,353,501	6,314,221
Convertible debt instruments	20	88,996	124,321
Accounts payable	21	3,931,201	4,147,225
Airport taxes and fees	23	899,605	584,739
Air traffic liability, services and loyalty program	24	6,240,689	6,326,057
Salaries and benefits	25	533,713	508,448
Taxes payable	26	144,007	125,055
Derivative financial instruments	22	—	65,375
Provisions	27	374,141	670,722
Other liabilities	29	124,039	268,935
Total current liabilities		29,473,151	21,342,297

Non-current liabilities
Loans and financing	18	9,276,345	12,774,218
Leases	19	9,357,562	15,064,626
Convertible debt instruments	20	308,370	1,058,047
Accounts payable	21	948,543	1,162,396
Airport taxes and fees	23	711,032	792,680
Taxes payable	26	193,581	198,898

Provisions	27	1,400,534	3,508,314
Other liabilities		1,006,858	808,737
Total non-current liabilities		23,202,825	35,367,916

Equity	30
Issued capital		7,131,859	2,315,628
Unpaid capital		(71,034)	—
Capital reserve		(1,408,711)	2,066,023
Treasury shares		(1,433)	(4,334)
Other comprehensive income		4,903	5,917
Accumulated losses		(34,693,646)	(34,818,504)
		(29,038,062)	(30,435,270)
Total liabilities and equity		23,637,914	26,274,943
The accompanying notes are an integral part of these consolidated financial statements.

F-10	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Consolidated Statements of Operations
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian reais – R$, except basic and diluted loss per share)

		Years ended December 31,
	Note	2025	2024	2023

Passenger revenue		19,997,726	18,123,135	17,227,728
Other revenues		1,642,667	1,403,073	1,326,697
Total revenue	33	21,640,393	19,526,208	18,554,425

Aircraft fuel		(5,710,291)	(5,583,503)	(5,890,485)
Salaries and benefits		(2,693,363)	(2,722,872)	(2,408,364)
Airport taxes and fees		(1,266,186)	(1,074,818)	(1,059,258)
Auxiliary services for air transport		(956,933)	(872,481)	(807,563)
Maintenance		(824,058)	(789,222)	(898,282)
Advertising and publicity		(915,442)	(889,224)	(779,264)
Depreciation and amortization		(3,013,375)	(2,563,982)	(2,404,223)
Impairment and onerous contracts		—	143,790	245,636
Insurance		(100,401)	(79,588)	(89,492)
Renegotiations – Chapter 11		181,893	—	—
Breakage – GUC – Chapter 11		1,724,867	—	—
Restructuring costs – Chapter 11		(871,028)	—	—
Other (a)		(2,874,606)	(1,703,676)	(2,802,036)
		(17,318,923)	(16,135,576)	(16,893,331)

Operating profit		4,321,470	3,390,632	1,661,094

Financial income		904,083	239,058	220,141
Financial expenses		(10,295,119)	(5,247,414)	(5,608,771)
Derivative financial instruments, net		986,521	317,729	(238,458)
Foreign currency exchange, net		4,207,915	(7,890,179)	1,625,064
Financial result	34	(4,196,600)	(12,580,806)	(4,002,024)

Income (loss) before income tax and social contribution		124,870	(9,190,174)	(2,340,930)

Current income tax and social contribution	14	(12)	(723)	—
Deferred income tax and social contribution	14	—	39,526	(39,526)

Income (loss) for the year		124,858	(9,151,371)	(2,380,456)

Basic income (loss) per common share – R$ (as adjusted, see information in note 31)	31	0.16	(26.32)	(6.85)
Diluted income (loss) per common share – R$ (as adjusted, see information in note 31)	31	0.16	(26.32)	(6.85)

(a) At December 31, 2025, consider, mainly, expenses of professional services, lawsuits, rental, ACMI and technology services.

The accompanying notes are an integral part of these consolidated financial statements.

Azul S.A.	Consolidated Financial Statements	F-11

«Table of Contents | « Index to Financial Statements
Consolidated Statements of Comprehensive Loss
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian reais – R$)

	Years ended December 31,
	2025	2024	2023

Profit (loss) for the year	124,858	(9,151,371)	(2,380,456)
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Post-employment benefit	(1,014)	2,811	(2,175)
Total comprehensive income (loss)	123,844	(9,148,560)	(2,382,631)
The accompanying notes are an integral part of these consolidated financial statements.

F-12	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Consolidated Statements of Changes in Equity
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian reais – R$)

Description	Note	Share capital	Share capital to be paid in	AFAC (a)	Treasury shares	Capital reserve	Other comprehensive income	Accumulated losses	Total

At December 31, 2022		2,313,941	—	61	(10,204)	1,970,098	5,281	(23,286,677)	(19,007,500)

Loss for the year		—	—	—	—	—	—	(2,380,456)	(2,380,456)
Post-employment benefit		—	—	—	—	—	(2,175)	—	(2,175)
Total comprehensive income		—	—	—	—	—	(2,175)	(2,380,456)	(2,382,631)

Share buyback		—	—	—	(6,826)	—	—	—	(6,826)
Share-based payment (b)		880	—	728	7,989	59,512	—	—	69,109
At December 31, 2023		2,314,821	—	789	(9,041)	2,029,610	3,106	(25,667,133)	(21,327,848)
Loss for the year		—	—	—	—	—	—	(9,151,371)	(9,151,371)
Post-employment benefit	27	—	—	—	—	—	2,811	—	2,811
Total comprehensive income		—	—	—	—	—	2,811	(9,151,371)	(9,148,560)
Share repurchase, disposal and transfers	30	—	—	—	4,707	(7,303)	—	—	(2,596)
Share-based payment (b)	32	807	—	(789)	—	43,716	—	—	43,734
At December 31, 2024		2,315,628	—	—	(4,334)	2,066,023	5,917	(34,818,504)	(30,435,270)
Income for the year		—	—	—	—	—	—	124,858	124,858
Post-employment benefit	27	—	—	—	—	—	(1,014)	—	(1,014)
Total comprehensive income		—	—	—	—	—	(1,014)	124,858	123,844
Capital increase	30	4,816,231	(71,034)	—	—	—	—	—	4,745,197
Cost of issuing shares		—	—	—	—	(43,048)	—	—	(43,048)
Share-based payment (b)	—	—	—	—	—	70,718	—	—	70,718
Effect of fair value of shares issued (c)	30	—	—	—	—	(3,499,499)	—	—	(3,499,499)
Share repurchase and transfers	30	—		—	2,901	(2,905)	—	—	(4)
At December 31, 2025		7,131,859	(71,034)	—	(1,433)	(1,408,711)	4,903	(34,693,646)	(29,038,062)

(a) Advance for future capital increase.
(b) Refers to the receipt of the exercise of share options and the vesting of share-based compensation plans (Stock Options and RSU), net of income tax relating to the transfer of RSU.
(c) Difference between the issue value and the fair value of the shares.
The accompanying notes are an integral part of these consolidated financial statements.

F-13	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Consolidated Statements of Cash Flows
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian reais – R$)

	Years ended December 31,
	2025	2024	2023

Cash flows from operating activities
Income (loss) for the year	124,858	(9,151,371)	(2,380,456)
Result reconciliation items
Depreciation and amortization	3,013,375	2,563,982	2,404,223
Gain (loss) from impairment	—	(143,790)	(245,636)
Derivative financial instruments, net	(986,521)	(317,729)	238,458
Share-based payment	70,779	43,455	71,643
Foreign currency exchange, net	(4,178,793)	7,736,026	(1,616,363)
Financial result	9,055,623	5,018,405	5,313,867
Breakage – GUC	(1,724,867)	—	—
Renegotiations – Chapter 11	(181,893)	—	—
Tax transaction	—	(252,968)	—
Provisions, net	1,035,676	(145,985)	(160,957)
Recovery of expenses and write‑offs of assets and liabilities	(393,278)	(855,441)	269,486
Result from modification of lease and provision	(2,830,356)	(221,391)	(204,017)
Result in the write-off of property and equipment, right of use and intangible assets	198,190	143,417	297,349
Deferred income tax and social contribution	—	(39,526)	39,526
Result of sale and sale and leaseback	(60,270)	(91,613)	6,356
Reconciled result	3,142,523	4,285,471	4,033,479

Changes in operating assets and liabilities
Accounts receivable	(1,041,466)	(292,029)	876,955
Aircraft sublease	—	—	19,485
Inventories	(61,037)	(159,409)	(153,502)
Deposits	(411,370)	(455,229)	(453,090)
Taxes recoverable	(160)	(20,284)	16,312
Derivative financial instruments, net	(46,822)	(101,767)	(137,998)
Other assets	(390,573)	(575,798)	(128,116)
Advances to suppliers			(2,888,463)
Accounts payable	(796,177)	855,534	2,795,585
Airport taxes and fees	129,590	79,824	227,996
Air traffic liability, services and loyalty program	8,122	1,409,877	1,134,387
Salaries and benefits	244,264	128,555	13,151
Taxes payable	(12,050)	77,881	(26,793)
Provisions	(605,141)	(423,132)	(237,456)
Other liabilities	94,507	50,679	72,589
Total changes in operating assets and liabilities	(2,888,313)	574,702	1,131,042

Interest paid
Loans and financing	(517,224)	(1,027,814)	(792,151)
Lease	(412,511)	(506,258)	(451,779)
Convertible debt instruments	(177,894)	(76,382)	(100,928)
Others	(379,103)	(462,695)	(379,972)
	(1,486,732)	(2,073,149)	(1,724,830)

Net cash provided (used) by operating activities	(1,232,522)	2,787,024	3,439,691
Cash flows from investing activities
Acquisition of short-term investments	(106,268)	(107,424)	—
Redemption of short-term investments	84,153	6,205	—
Restricted cash	—	—	6,145
Payment for acquisition of subsidiary	(5,924)	—	—
Cash received on sale of property and equipment	7,270	—	—
Proceeds from sale and leaseback	195,300	29,346	91,688
Acquisition of property and equipment	(198,415)	(681,329)	(464,354)
Acquisition of capitalized maintenance	(361,141)	(577,517)	(338,990)
Acquisition of intangible assets	(188,355)	(234,936)	(168,971)
Net cash used by investing activities	(573,380)	(1,565,655)	(874,482)
Cash flows from financing activities
The accompanying notes are an integral part of these consolidated financial statements.

F-14	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Consolidated Statements of Cash Flows
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian reais – R$)

	Years ended December 31,
	2025	2024	2023

Loans and financing
Proceeds	7,423,172	3,209,990	4,733,292
Repayment	(2,277,964)	(1,723,166)	(1,907,123)
Costs	(390,166)	(104,903)	(486,658)
Reverse factoring	—	(496,286)	(831,477)
Repayment of leases	(3,054,270)	(2,803,166)	(2,353,262)
Convertible debt instruments	—	—	(542,496)
Cost of issuing shares	(43,048)	—	—
Capital increase	51,207	—	819
Advance for future capital increase	—	18	789
Treasury shares	(4)	(2,596)	(6,826)
Net cash provided (used) by financing activities	1,708,927	(1,920,109)	(1,392,942)

Exchange rate changes on cash and cash equivalents	(121,390)	11,413	56,721

Increase (decrease) in cash and cash equivalents	(218,365)	(687,327)	1,228,988

Cash and cash equivalents at the beginning of the year	1,210,009	1,897,336	668,348
Cash and cash equivalents at the end of the year	991,644	1,210,009	1,897,336

Azul S.A.	Consolidated Financial Statements	F-15

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
1.OPERATIONS
Azul S.A. (“Azul”), together with its subsidiaries (“Company”) is a corporation governed by its bylaws, as per Law No. 6404/76 and by the corporate governance level 2 listing regulation of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). The Company incorporated on January 3, 2008, and its core business comprises the operation of regular and non-regular airline passenger services, cargo or postal, passenger charter, provision of maintenance and hangarage services for aircraft, engines, parts and components, aircraft acquisition and lease, development of frequent-flyer programs, development of related activities and equity holding in other companies since the beginning of its operations on December 15, 2008.
The Company carries out its activities through its subsidiaries, mainly Azul Linhas Aéreas Brasileiras S.A. (“ALAB”) and Azul Conecta Ltda. (“Conecta”), which hold authorization from government authorities to operate as airlines and ATS Viagens e Turismo Ltda (“Azul Viagens”) for tourism services.
Azul’s shares are traded on B3 and are suspended from trading on the New York Stock Exchange (NYSE) as a result of the voluntary financial reorganization process under Chapter 11 of the U.S. Bankruptcy Code.

Azul is headquartered at Avenida Marcos Penteado de Ulhôa Rodrigues, 939, 8th floor, in the city of Barueri, state of São Paulo, Brazil.

1.1Organizational structure
The Company organizational structure as of December 31, 2025 is as follows:

F-16	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The table below lists the operational activities in which the Azul subsidiaries are engaged, as well as the ownership .

					% Equity interest
					December 31,
Company	Type of investment	Main activity	State	Country	2025	2024

Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Direct	Equity holding in other companies	George Town	Cayman Islands	25%	25%
Azul IP Cayman Ltd. (Azul Cayman)	Indirect	Intellectual property owner	George Town	Cayman Islands	100%	100%
IntelAzul S.A. (IntelAzul)	Direct	Frequent-flyer program	São Paulo	Brazil	100%	100%
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Equity holding in other companies	George Town	Cayman Islands	25%	25%
Azul Linhas Aéreas Brasileiras S.A. (ALAB)	Direct	Airline operations	São Paulo	Brazil	100%	100%
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Equity holding in other companies	George Town	Cayman Islands	25%	25%
Azul Conecta Ltda. (Conecta)	Indirect	Airline operations	São Paulo	Brazil	100%	100%
ATS Viagens e Turismo Ltda. (Azul Viagens)	Indirect	Travel packages	São Paulo	Brazil	100%	100%
ATSVP Viagens Portugal, Unipessoal LDA (Azul Viagens Portugal)	Indirect	Travel packages	Lisbon	Portugal	100%	100%
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Equity holding in other companies	George Town	Cayman Islands	25%	25%
Cruzeiro Participações S.A. (Cruzeiro)	Indirect	Equity holding in other companies	São Paulo	Brazil	100%	100%
Azul Investments LLP (Azul Investments)	Indirect	Funding	Delaware	USA	100%	100%
Azul SOL LLC (Azul SOL)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Finance LLC (Azul Finance)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Finance 2 LLC (Azul Finance 2)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Blue Sabiá LLC (Blue Sabiá)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Canela Investments LLC (Canela)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Canela Turbo Three LLC (Canela Turbo)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Canela 336 LLC (Canela 336)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Saira LLC (Azul Saira)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Secured Finance LLP (Azul Secured)	Indirect	Funding	Delaware	USA	100%	100%
Azul Secured Finance 2 LLP (Azul Secured 2)	Indirect	Funding	Delaware	USA	100%	100%
1.2Seasonality
The Company’s operating revenues depend substantially on the general volume of passenger and cargo traffic, which is subject to seasonal changes. Our passenger revenues are generally higher during the summer and winter holidays. Considering the distribution of fixed costs, this seasonality tends to cause variations in operating results between periods of the fiscal year.

Azul S.A.	Consolidated Financial Statements	F-17

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
2.GOING CONCERN
2.1Management Statement
The Company’s consolidated financial statements were prepared based on the going concern assumption, going to considers that the Company will maintain its operations in the normal course of business and will be able to meet its obligations as they become due.

Management assessed the Company’s ability to continue as a going concern considering a minimum horizon of 12 months from the authorization date for the issuance of these financial statements, including subsequent events occurring up to that date.
In carrying out this assessment, the following were considered:
• The business plan approved by the Board of Directors;
• The implementation of financial restructuring measures throughout 2025;
• The judicial confirmation of the Reorganization Plan in December 2025;
• The completion of the reorganization process in February 2026;
• The updated projections of cash flow and liquidity position.
Based on these analyses, even with the negative working capital, Management concluded that there are no relevant uncertainties that may raise significant doubt about the Company’s ability to continue operating in the foreseeable future, and therefore the use of the going concern assumption is appropriate.
Financial Restructuring and Chapter 11 Process
Context and Start of the Process
During the first quarter of 2025, the Company implemented measures aimed at improving its liquidity and reducing leverage, including renegotiations with financial creditors, lessors, and suppliers, as well as a public offering of shares and the partial restructuring of debt instruments.
On May 28, 2025, the Company initiated a voluntary financial reorganization process under Chapter 11 of the U.S. Bankruptcy Code, with the objective of:
• Significantly reducing its indebtedness;
• Adjusting lease agreements;
• Strengthening its liquidity;
• Restructuring its capital structure and governance.
During the process, the Company entered into an agreement related to the General Unsecured Claims (“GUC”), which correspond to unsecured, non‑priority claims represented by the Official Committee of Unsecured Creditors (“UCC”), and the following terms were defined in the Plan:

F-18	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
•creditors with claims exceeding US$12.5 million may choose to receive a portion of a total of US$20 million in cash or participate in the “Fundo GUC”, which provides subscription warrants of up to 5.5% of the Company’s share capital, subject to the Company’s market value, in addition to additional payments tied to future financial performance and coverage of certain administrative expenses;
•creditors with claims below US$12.5 million will receive a portion of a total of US$3.0 million; and
•specific negotiations were established with strategic suppliers.
The process also received support from key creditors, lessors, and strategic investors. Debtor-in-Possession (DIP) financing was obtained, intended for refinancing certain obligations and strengthening liquidity during the reorganization period.
Throughout the process, the Company maintained its operations in the normal course of business.
Plan Confirmation
On December 12, 2025, the court approved the Reorganization Plan (“Plan”), representing an important and binding milestone in the process.
The Plan included, among other aspects:
• Conversion of the 1L and 2L debts into equity;
• Implementation of a debt capitalization public offering;
• Public offering by new capital;
• Implementation of a Management Incentive Plan;
• Conversion of preferred shares into common shares;
• Restructuring of corporate governance; and
• Transition to a broadly dispersed shareholder structure with no controlling shareholder.
As of December, 2025, the Company recognized in its accounting the effects arising from the extinguishment and modification of financial obligations, renegotiations of lease agreements, and other contractual changes already completed. On February 20, 2026, the Company completed its formal exit from the Chapter 11 process, following the verification of the conditions set forth in the Plan.

2.2Non-binding Memorandum of Understanding
In September 2025, the Company, in continuity with the Material Fact disclosed on January 15, 2025, announced the termination of commercial discussions with the parent company of Gol Linhas Aéreas Inteligentes S.A. (“Gol”), which were formalized in the Non-Binding Memorandum of Understanding (“MoU”), outlining the terms and conditions of a potential business combination between Azul and Gol. As of December 31, 2025, there is no obligation or contingent liability related to this transaction.
2.3Net working capital and capital structure

Azul S.A.	Consolidated Financial Statements	F-19

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
As of December 31, 2025, the Company's working capital and liquid equity position are as shown below:

	December 31,		December 31,
Description	2025	2024	Variation	2023	Variation

Net working capital	(23,169,625)	(15,684,277)	(7,485,348)	(9,704,733)	(5,979,544)
Equity	(29,038,062)	(30,435,270)	1,397,208	(21,327,848)	(9,107,422)
The variation in the net working capital balance is mainly due to the raising of financing in the form of DIP to settle other debts. This financing is part of the Company’s restructuring plan.
The variation in equity is mainly due to the Company's net income for the period, in the amount of R$124,858, and the effects related to capital increases as part of the restructuring, totaling R$1,202,650.

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
The consolidated financial statements have been prepared based on the historical cost, except for the significant items below:
Fair value:
•Long-term investments – TAP Bond;
•Derivative financial instruments; and
•Conversion option on debentures.
3.1Approval and authorization for issue of the consolidated financial statements
The approval and authorization for issue of these consolidated financial statements occurred on March 26, 2026.
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
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
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
4.2Impairment
The Company performs an annual review for impairment indicators to assess events or changes in economic, technological, or operating conditions that may indicate that an asset is impaired.
The recoverable amount of an asset or cash-generating unit is the higher of its fair value, less costs to sell and its value in use. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, a provision for impairment loss is recognized by reduction the carrying amount.
The previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset's recoverable amount. The reversal is limited, so that the carrying amount of the asset does not exceed its recoverable amount, nor does it exceed the carrying amount previously determined, net of depreciation or amortization.
In estimating the asset's value in use, estimated future cash flows are discounted to present value, using a pre-tax discount rate that reflects the weighted average cost of capital.
4.3Main accounting estimates
As disclosed in note 3, Management makes judgments that have a significant effect on the amounts recognized in the consolidated financial statements, namely:

Description	Note

Provision for loss on short and long-term term investments	7
Provision for losses with deposits	10
Impairment of property and equipment	16
Impairment of intangible assets	18
Accounts payable - Breakage - GUC (General Unsecured Claims)	22
Air traffic liability, service and loyalty program - Breakage	25
Provision for return of aircraft and engines	28.1.1
Provision for tax, civil and labor risks	28.1.2
The Company continually reviews the assumptions used in its accounting estimates. The effect of revisions on accounting estimates is recognized in the financial statements in the year in which such revisions are made.

Azul S.A.	Consolidated Financial Statements	F-21

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
4.4Accounting standards, changes and interpretations
During the year ended December 31, 2025, the IFRS issued and amended its accounting standards on various matters, some of which are applicable to the preparation of these financial statements.
4.4.1Changes new standards and relevant accounting interpretations effective from 2025
The following accounting standards and interpretations described below became effective as of January 1, 2025.

Standard	Amendment

IAS 21	Effect of exchange rate changes and the potential lack of convertibility between currencies
IAS 28	Application of the equity method for measuring investments in subsidiaries
4.4.2New relevant accounting standards, changes and interpretations issued but not yet effective in 2025
The following accounting standards were issued but not yet effective in 2025 and Management is analyzing the impacts on the Company's balance sheet or statement of operations.

Standard	Amendment

IFRS 9	Review of the rules for classifying and measuring financial assets with variable and non‑linear cash flows
IFRS 18	New presentation and disclosure requirements in financial statements
IFRS 19	Disclosure of subsidiaries without public accountability
IAS 7 and IFRS 7	Increase transparency regarding liquidity risk and the maturities of financial instruments, loans and financing
4.5Foreign currency transactions
Foreign currency transactions are recorded at the exchange rate in effect at the transactions date. Monetary assets and liabilities designated in foreign currency are determined based on the exchange rate in effect on the balance sheet date, and any difference resulting from currency conversion is recorded under the heading “Foreign currency exchange, net” in the statements of operation.
The exchange rates to Brazilian reais are as follows:

	Exchange rates
	Final rate			Average rate
	Year ended December 31,			Year ended December 31,
Description	2025	2024	Variation	2025	2024	Variation

U.S. dollar	5.5024	6.1923	(11.1)%	5.5855	5.8369	(4.3)%
Euro	6.4692	6.4363	0.5%	6.3095	6.2275	1.3%
5.SEGMENT INFORMATION
The Company considers that it has a single reportable segment: air transport. This segment corresponds to 98.3% (98.7% as of December 31, 2024) of the Company's revenues. The Company's activities have functional relationship, making them inseparable from other revenues and reflects the way in which the Company's Management analyzes financial information to make decisions. The main decision makers are the Company’s executive directors.

F-22	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The Company segregates revenues as shown below:

Revenue	December 31, 2025	%	December 31, 2024	%

Air transport	21,282,948	98.3%	19,278,094	98.7%
Ancillary revenues	357,445	1.7%	248,114	1.3%
Total	21,640,393	100.0%	19,526,208	100.0%
6.CASH AND CASH EQUIVALENTS
6.1Accounting policies
Includes cash balances, bank deposits and short-term investments with immediate liquidity, which are readily convertible into a known amount of cash with an insignificant risk of change in value and that are not pledged as collateral for other transactions.
6.2Breakdown of cash and cash equivalents

	December, 31
Description	2025	2024

Cash	196,061	167,998
Cash equivalents:
Bank Deposit Certificate – CDB	3,625	698,979
Repurchase agreements	333,223	294,470
Automatic application - DIP (a)	213,287	—
Time Deposit (a)	245,448	48,554
Others	—	8
	991,644	1,210,009

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
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
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
7.2TAP Bond
On March 14, 2016, the Company acquired series A convertible debt issued by TAP ("TAP Bond") in the amount of €90 million. The TAP Bond has a maturity of 10 years from its issuance date, bearing, annual interest of 3.75% until September 20, 2016 and 7.5% in subsequent years, payable at maturity or upon early redemption of the bonds, whichever occurs first.
Considering the circumstances currently observed, Management review the fair value of the related financial investment, as of December 31, 2025. The negative variation resulting from this reassessment was recognized in the statements of operations for the year.
The measurement reflects Management’s best estimate as of the current date and does not represent a waiver of rights or any change in the Company’s legal position with respect to its contractual rights.
The Company will continue to monitor the legal developments and will prospectively revise the fair value measurement.
7.3Breakdown of short and long-term investments

	Weighted average rate p.a.		December 31,
Description		Maturity	2025	2024

TAP Bond	—	—	—	1,004,505
Investment funds	14.2%	Jun-26	26,286	107,847
			26,286	1,112,352

Current			26,286	71,898
Non-current			—	1,040,454

The following presents the movements of the loss of short-term investments:

December 31,
Description	2025

Balances at the beginning of the year	—
Additions	(117,684)
Balances at the end of the year	(117,684)

F-24	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
As of December 31, 2025, the short-term investments were assessed and the Company concluded, for one of the investments, classified as “Investment Funds”, that the recoverable amount was lower than the carrying amount and therefore recognized an impairment loss in the Statements of Operations.
8.ACCOUNTS RECEIVABLE
8.1Accounting policies
Accounting receivable are measured based on the invoiced amount, net of the provision for losses, and approximate the fair value given their short-term nature.
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
8.2Breakdown of accounts receivable

	December 31,
Description	2025	2024

Local currency
Credit card companies	1,957,920	720,938
Cargo and travel agencies	311,706	234,036
Loyalty program partners	146,035	37,497
Others	89,675	43,602
Total local currency	2,505,336	1,036,073
Foreign currency
Reimbursement receivable for contractual guarantees	104,901	324,838
Clearinghouse	46,060	52,203
Credit card companies	18,104	19,659
Reimbursement receivable for maintenance reserves	7,057	101,487
Others	93,551	268,838
Total foreign currency	269,673	767,025
Total	2,775,009	1,803,098
Provision for losses	(22,815)	(27,724)
Total net	2,752,194	1,775,374

Current	2,722,742	1,775,374
Non-current	29,452	—
The Company renegotiated several lease agreements directly with the counterparties as part of the Chapter 11 process. Following the formal approval of the Plan, and based on the best expectations and information available, credits were offset against amounts payable to those same lessors, totaling R$1,345.
In Brazil, credit card receivables are not exposed to credit risk of the cardholder. The balances can easily be converted into cash, when necessary, through advance payment with credit card companies.

Azul S.A.	Consolidated Financial Statements	F-25

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
During the year ended December 31, 2025, the Company anticipated the receipt of R$9,980,348 (R$11,398,429 on December 31, 2024) in accounts receivable from credit card administrators, without right of return, with an average cost of 1.3% p.m. on the anticipated amount, resulting of R$327,897 of interest (R$327,771 on December 31, 2024).
The breakdown of accounts receivable by maturity, net of allowances for losses:

	December 31,
Description	2025	2024

Not past due
Up to 90 days	1,333,233	682,785
91 to 180 days	642,072	380,194
181 to 360 days	507,918	173,221
Over 360 days	29,452	—
	2,512,675	1,236,200
Past due
Up to 90 days	103,562	311,261
91 to 180 days	21,668	142,521
181 to 360 days	39,775	88,986
Over 360 days	97,329	24,130
	262,334	566,898

Provision for losses	(22,815)	(27,724)
Total	2,752,194	1,775,374
Past‑due balances over 90 days mainly correspond to amounts owed by aircraft manufacturers that are included in the Chapter 11 restructuring process. The Company conducts discussions with these manufacturers and, based on the progress of the negotiations and the established commercial relationship, maintains the expectation of receiving the recorded amounts.
As of March 20, 2026, of the total amount due, R$108,614 has been received.
The movement of provision for loss is presented below:

	December 31,
Description	2025	2024

Balances at the beginning of the year	(27,724)	(27,234)
Additions	(22,424)	(27,643)
Reversals	21,504	26,051
Write-off of uncollectible amounts	5,829	1,102
Balances at the end of the year	(22,815)	(27,724)
9.INVENTORIES

F-26	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
9.1Accounting policies
Mainly comprise parts and materials for maintenance. Inventories are measured at average acquisition cost plus expenses such as non-recoverable taxes, customs expenses, and transportation expenses. Expenses with freight transfers between operational bases are not capitalized. Provisions for obsolescence of inventories are recorded for items not expected to be realized.
9.2Breakdown of inventories

	December 31,
Description	2025	2024

Maintenance materials and parts	1,000,881	966,701
Flight attendant, uniforms and others	25,288	30,430
Provision for losses	(53,637)	(53,553)
Total net	972,532	943,578
The movement of the provision for loss is as follows:

	December 31,
Description	2025	2024

Balances at the beginning of the year	(53,553)	(47,658)
Movement, net	(84)	(5,895)
Balances at the end of the year	(53,637)	(53,553)
10.DEPOSITS
10.1Accounting policies
10.1.1Security deposits
They are represented by amounts deposited by the Company, primarily with aircraft and engine lessors, as collateral for the fulfillment of lease agreements. Security deposits are non-interest-bearing and are refundable upon termination of the contracts. Judicial deposits are also classified within this group.
10.1.2Maintenance reserves
Certain master lease agreements provide for the payment of aircraft and engine maintenance reserves made to be held as collateral for the performance of major maintenance activities, and therefore reimbursable upon completion of the maintenance event in an amount not to exceed the lesser of:
•the amount of the maintenance reserve held by the lessor associated with the specific maintenance event; or
•the costs related to the specific maintenance event.
Substantially all payments made as maintenance reserves are calculated based on a usage measure, such as flight hours or cycles.
As of the date of these consolidated financial statements, the Company assessed whether maintenance reserves will be recovered through reimbursement of future maintenance expenditures on leased assets. Amounts identified as non‑recoverable are recognized in the statements of operations for the year.
Maintenance reserves related to aircraft and engines are classified as current or non current based on the expected timing of their recovery.

Azul S.A.	Consolidated Financial Statements	F-27

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
10.2Breakdown of deposits

	December, 31
Description	2025	2024

Security deposits	807,590	688,034
Maintenance reserves	2,797,710	2,942,716
Total	3,605,300	3,630,750

Provision for loss	(725,591)	(238,088)

Total, net	2,879,709	3,392,662

Current	502,085	328,876
Non-current	2,377,624	3,063,786
The movement of security deposits and maintenance reserves is as follows:

Description	Security deposits	Maintenance reserves	Total

At December 31, 2023	418,537	1,874,958	2,293,495
Additions	220,698	397,277	617,975
Returns	(57,028)	(183,923)	(240,951)
Provision movement	—	113,149	113,149
Use by the lessor	—	(41,042)	(41,042)
Foreign currency exchange	105,827	544,209	650,036
At December 31, 2024	688,034	2,704,628	3,392,662

Additions (a)	1,019,827	1,670,227	2,690,054
Returns	(188,011)	(398,330)	(586,341)
Use by the lessor	—	(218,009)	(218,009)
Provision movement	—	(507,063)	(507,063)
GUC	(631,760)	(876,294)	(1,508,054)
Foreign currency exchange	(80,500)	(303,040)	(383,540)
At December 31, 2025	807,590	2,072,119	2,879,709
(a) In 2025, the Company recognized the drawdown of letters of credit used for security deposits and maintenance reserves in the amounts of R$607,597 and R$1,268,263, respectively. The drawdown of these letters of credit resulted in the recognition of an obligation to the issuing financial institution, and therefore the amounts were recorded as an increase in the “Loans and financing”.
The Company renegotiated several lease agreements directly with the counterparties as part of the Chapter 11 process. Following the formal approval of the Plan, and based on the best expectations and information available, credits were offset against amounts payable to those same lessors, totaling 1,508,054.

F-28	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The movement of the provision for loss as follows:

	December 31,
Description	2025	2024

Balances at the beginning of the year	(238,088)	(278,352)
Movements
Additions	(1,122,244)	(74,324)
Reversals	538,145	149,873
Utilization	77,036	37,600
	(507,063)	113,149
Foreign currency exchange	19,560	(72,885)
Balances at the end of the year	(725,591)	(238,088)

The increase in the provision for loss reflects the new set of conditions agreed with the lessors and Management’s best judgment regarding future maintenance obligations.
11.TAXES RECOVERABLE
11.1Accounting policies
They represent rights to be realized (tax credits) arising from various federal and state taxes, calculated in accordance with applicable legislation and intended to be offset against future liabilities.
The Company continually reviews the realizability of these assets. When necessary, provisions are made to ensure that these assets are accounted for at their realizable value.

11.2Breakdown of taxes recoverable

	December 31,
Description	2025	2024

Social Integration Program ("PIS") and Contribution to Social Security Financing ("COFINS")	81,906	76,420
Tax on the Circulation of Goods and Services ("ICMS")	68,707	62,797
Taxes withheld	109,938	114,454
Provision for losses	(10,767)	(14,751)
Others	5,079	1,167
	254,863	240,087
Current	208,354	203,951
Non-current	46,509	36,136

Azul S.A.	Consolidated Financial Statements	F-29

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)

The movement of the provision for loss is as follows:

	December 31,
Description	2025	2024

Balances at the beginning of the year	(14,751)	(13,654)
Additions	(2,593)	(1,097)
Reversal	6,577	—
Balances at the end of the year	(10,767)	(14,751)
12.ADVANCE TO SUPPLIERS
12.1Accounting policies
Represent the advance payment made for goods or services to be delivered in the future. Such amounts are presented net of provision for loss.
12.2Breakdown of advances to suppliers

	December 31,
Description	2025	2024

Local currency	152,533	138,352
Foreign currency	271,997	205,203
Provision for loss	(52,936)	(69,273)
	371,594	274,282

The movement of the provision for losses on advance to suppliers is presented below:

	December,31
Description	2025	2024

Balances at the beginning of the year	(69,273)	(28,676)
Additions	(13,013)	(46,559)
Reversal	29,350	5,962
Balances at the end of the year	(52,936)	(69,273)
13.OTHER ASSETS
13.1.Accounting policies
Recorded at their cost and presented at their carrying amount, net of any allowance for losses when applicable. These amounts are classified as current or non‑current according to their expected realization.

F-30	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
13.2.Composition of other assets

	December 31,
Description	2025	2024

Insurance	135,307	97,683
Maintenance	523,068	737,297
Commissions	103,831	126,942
Vendor credits	58,586	66,976
Others	134,977	232,855
Total (a)	955,769	1,261,753

Current	508,289	850,052
Non-current	447,480	411,701

(a) The reduction refers mainly to the renegotiation of contracts with maintenance suppliers and the allocation of fundraising costs to “Loans and financing.”
The Company renegotiated several lease agreements directly with the counterparties as part of the Chapter 11 process. As a result of the formal approval of the Plan, and based on the best expectations and information available, credits recognized in 2025 were offset against amounts payable to those same lessors, totaling R$330,144.
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
Projections of future taxable income related to tax losses and negative social contribution bases are prepared based on the business plans and are reviewed and approved annually by the Board of Directors.
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

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
14.2Breakdown of deferred taxes

Description	December 31, 2024	Profit or loss	December 31, 2025

Deferred liabilities
Breakage	(294,419)	(31,787)	(326,206)
Foreign currency exchange	(537,910)	(3,887,189)	(4,425,099)
Leases	(3,866,152)	423,644	(3,442,508)
Others	(2,013)	345	(1,668)
Total	(4,700,494)	(3,494,987)	(8,195,481)

Deferred assets
Financial instruments	22,228	(22,228)	—
Foreign currency exchange	587,864	2,694,527	3,282,391
Leases	5,853,368	(1,531,606)	4,321,762
Temporary provisions	1,767,016	(827,682)	939,334
Tax loss carryforwards and negative social contribution base	7,194,433	1,593,517	8,787,950
Others	2,192	399,912	402,104
	15,427,101	2,306,440	17,733,541
Deferred tax asset reducer	(10,726,607)	1,188,547	(9,538,060)
Total	4,700,494	3,494,987	8,195,481

Total income tax and deferred social contribution	—	—	—

14.3Reconciliation of the effective income tax rate

	December 31,
Description	2025	2024	2023

Loss before income tax and social contribution	124,870	(9,190,174)	(2,340,930)
Combined nominal tax rate	34%	34%	34%
Taxes calculated at nominal rates	(42,456)	3,124,659	795,916

Adjustments to determine the effective rate
Deferred tax (a)	(321,780)	(2,857,978)	(890,067)
Non‑taxable effect of the fair value measurement of convertible instruments (b)	342,225	148,592	(8,584)
Permanent differences (non‑deductible) (c)	22,009	(395,579)	43,764
Others (d)	(10)	19,109	19,445
	(12)	38,803	(39,526)

Current income tax and social contribution	(12)	(723)	—
Deferred income tax and social contribution	—	39,526	(39,526)
	(12)	38,803	(39,526)

Effective rate	—	0.4%	(1.7)%

(a)In 2024, such balances refer to the line “Unrecorded benefit on tax losses and temporary differences”.
(b)In 2024, such balances refer to the line “Mark to market of convertible debt instruments”.
(c)In 2024, such balances refer to the line “Permanent differences”.

F-32	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
(d)In 2024, such balances refer to the line "Rate differential" and "Others".

The Company has tax losses that are available indefinitely for offset against 30% of future taxable profits on which deferred income tax and social contribution assets have not been created, as it is not likely that future taxable profits will be available for the Company to use them, as below:

	December 31,
Description	2025	2024	2023

Tax loss and negative bases	25,846,911	21,160,095	18,325,916

	December 31,
	2025	2024	2023
Tax loss (25%)	6,461,728	5,290,024	4,581,479
Negative social contribution base (9%)	2,326,222	1,904,409	1,649,332
Total	8,787,950	7,194,433	6,230,811

Azul S.A.	Consolidated Financial Statements	F-33

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
15.PROPERTY AND EQUIPMENT
15.1Accounting policies
The assets included in property and equipment are recorded at acquisition cost.
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
15.1.1Sales and leaseback transactions
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
During the year ended December 31, 2025, the Company carried out sales and “sales and leaseback” transactions of engines and two aircraft, where the revenue, net of sales costs, corresponds to a gain of R$60,270 ( R$91,613 on of December 31, 2024 and loss of R$6,356 on December 31, 2023) being recognized under the line “Other”.
15.1.2Advance payments for acquisition of aircraft
Prepayments for the acquisition of aircraft during the manufacturing phase are recorded in fixed assets and are recognized when such amounts are paid.

F-34	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
15.2Breakdown of property and equipment

Description	Weighted average rate (p.a.)	December 31, 2024	Acquisitions	Write-offs	Transfers (b)	December 31, 2025

Cost
Aircraft parts and equipment (a)		2,237,723	298,601	(83,982)	—	2,452,342
Non‑aircraft equipment (a)		108,152	3,084	(4,040)	—	107,196
Aircraft, engines and simulators		384,282	170,126	(256,176)	3,502	301,734
Improvements		660,624	80,132	(96,709)	6,358	650,405
Maintenance		85,157	—	(52,175)	—	32,982
Others		28,502	585	(2)	—	29,085
Construction in progress		59,314	10,924	(14,029)	(3,502)	52,707
Advance payments for acquisition of aircraft		1,036,374	105,279	(256,465)	—	885,188
		4,600,128	668,731	(763,578)	6,358	4,511,639
Depreciation
Aircraft parts and equipment (a)	9%	(974,169)	(207,376)	13,306	—	(1,168,239)
Non‑aircraft equipment (a)	10%	(63,287)	(11,210)	614	—	(73,883)
Aircraft, engines and simulators	6%	(246,405)	(23,073)	70,424	—	(199,054)
Improvements	10%	(233,508)	(65,280)	46,864	—	(251,924)
Maintenance	11%	(26,031)	(8,972)	13,025	—	(21,978)
Others	7%	(22,174)	(2,090)	2	—	(24,262)
		(1,565,574)	(318,001)	144,235	—	(1,739,340)

Property and equipment		3,034,554	350,730	(619,343)	6,358	2,772,299

(a)Such balances refer to the “Maintenance materials and parts” and “Equipment” lines disclosed on December 31, 2024.
(b)The transfer balances are between the groups “Inventories” and “Other assets".

Azul S.A.	Consolidated Financial Statements	F-35

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)

Description	Weighted average rate (p.a.)	December 31, 2023	Acquisitions	Write-offs	Transfers (a)	December 31, 2024

Cost
Maintenance materials and parts		2,036,144	332,469	(191,944)	(43,654)	2,133,015
Equipments		195,810	21,356	(5,124)	818	212,860
Aircraft, engines and simulators		593,953	323,056	(533,279)	552	384,282
Improvements		555,412	59,848	(24,445)	69,809	660,624
Maintenance		44,016	75,692	(34,551)	—	85,157
Others		29,231	2,877	(3,606)	—	28,502
Construction in progress		96,095	64,822	(65,582)	(36,021)	59,314
Advance payments for acquisition of aircraft		298,040	738,334	—	—	1,036,374
		3,848,701	1,618,454	(858,531)	(8,496)	4,600,128
Depreciation
Maintenance materials and parts	8%	(785,204)	(164,285)	53,518	—	(895,971)
Equipments	13%	(120,860)	(25,310)	4,685	—	(141,485)
Aircraft, engines and simulators	7%	(271,104)	(39,385)	64,084	—	(246,405)
Improvements	12%	(188,987)	(68,273)	23,752	—	(233,508)
Maintenance	27%	(19,616)	(12,101)	5,686	—	(26,031)
Others	8%	(23,289)	(2,482)	3,597	—	(22,174)
		(1,409,060)	(311,836)	155,322	—	(1,565,574)

Property and equipment		2,439,641	1,306,618	(703,209)	(8,496)	3,034,554
Impairment		(143,790)	—	143,790	—	—
Total property and equipment, net		2,295,851	1,306,618	(559,419)	(8,496)	3,034,554

(a)Transfer balances are between the groups “Right-of-use assets” and “Intangible”.
16.RIGHT-OF-USE ASSETS
16.1Accounting policies
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
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
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
16.1.1Componentization of aircraft
At the receipt and initial recognition of right-of-use assets, the Company allocates the total cost of the aircraft between five major components, airframe, auxiliary power unit (“APU”), or propeller, landing gear and two engines. The useful life of each component is limited to the final term of the contract/and or the estimated useful life of the asset component, the smaller one of the those.
16.1.2Capitalization of heavy maintenance events
Heavy maintenance events that extend the useful life of assets are capitalized.
Subsequently, they are depreciated over the period of use, over the shorter of the estimated timing of the next maintenance event and the remaining lease term. Repairs and other routine maintenance are recognized in profit or loss when incurred.
16.1.3Recognition of contractual obligations relating to return of assets
The maintenance events to be performed for the return of the assets to lessors are recognized as a provision at present value, increasing the value of the asset as a balancing item to an obligation, if they can be reasonably estimated. Assets are depreciated on a straight-line basis over the lease contract term, while liabilities are updated by interest rates and exchange effects.

Azul S.A.	Consolidated Financial Statements	F-37

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
16.2Breakdown of right-of-use assets

Description	Weighted average rate (p.a.)	December 31, 2024	Additions	Write-offs	Modifications	Transfers (b)	December 31, 2025

Cost
Aircraft, engines and simulators		16,856,505	1,634,904	(879,183)	(740,610)	—	16,871,616
Maintenance		2,178,896	1,069,595	(353,081)	(86,016)	156,729	2,966,123
Restoration		2,148,670	450,509	(156,566)	(1,531,091)	—	911,522
Others		350,925	15,922	(1,452)	20,362	—	385,757
		21,534,996	3,170,930	(1,390,282)	(2,337,355)	156,729	21,135,018
Depreciation
Aircraft, engines and simulators	9%	(8,163,584)	(1,543,402)	683,500	—	—	(9,023,486)
Maintenance	22%	(883,821)	(487,586)	135,790	5,410	—	(1,230,207)
Restoration	18%	(880,533)	(389,013)	155,852	552,931	—	(560,763)
Others	17%	(136,379)	(59,627)	468	—	—	(195,538)
		(10,064,317)	(2,479,628)	975,610	558,341	—	(11,009,994)

Right-of-use assets, net		11,470,679	691,302	(414,672)	(1,779,014)	156,729	10,125,024

(b)The transfer balances are between the groups “Inventories”, “Other assets” and “Property and equipment”.

F-38	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)

Description	Weighted average rate (p.a.)	December 31, 2023	Additions	Write-offs	Modifications	Transfers (a)	December 31, 2024

Cost
Aircraft, engines and simulators		14,279,939	2,701,036	(439,430)	248,712	66,248	16,856,505
Maintenance		1,552,036	744,988	(105,738)	(12,390)	—	2,178,896
Restoration		1,699,610	713,649	(56,491)	(208,098)	—	2,148,670
Others		324,650	64,138	(40,407)	2,544	—	350,925
		17,856,235	4,223,811	(642,066)	30,768	66,248	21,534,996
Depreciation
Aircraft, engines and simulators	8%	(7,417,554)	(1,185,460)	439,430	—	—	(8,163,584)
Maintenance	23%	(616,379)	(362,563)	95,121	—	—	(883,821)
Restoration	26%	(701,501)	(445,171)	54,633	211,506	—	(880,533)
Others	18%	(109,243)	(58,989)	31,853	—	—	(136,379)
		(8,844,677)	(2,052,183)	621,037	211,506	—	(10,064,317)

Right-of-use assets, net		9,011,558	2,171,628	(21,029)	242,274	66,248	11,470,679

(a)Transfer balances are between the groups “Sublease aircraft”, “Inventories”, “Other assets” and “Property and equipment”.

Azul S.A.	Consolidated Financial Statements	F-39

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
17.INTANGIBLE ASSETS
17.1Accounting policies
17.1.1Finite useful life
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
17.1.2Indefinite useful life
17.1.2.1Goodwill
This category includes amounts related to goodwill arising from the business combinations of IntelAzul (TRIP Linhas Aéreas S.A.) and Conecta (Two Taxi Aéreo Ltda.). Goodwill is tested annually by comparing its carrying amount with its value in use. Management exercises judgment and establishes assumptions to assess the impact of macroeconomic and operational changes in order to estimate future cash flows and measure the recoverable amount of the assets.
17.1.2.2Rights of operations in airports (slots)
In the business combinations of IntelAzul (TRIP Linhas Aéreas S.A.) and Conecta, slots were acquired and recognized at their fair values at the acquisition date and are not amortized and is tested annually for impairment. The estimated useful life of these rights was considered indefinite due to several factors and considerations, including regulatory requirements and operating authorizations in Brazil, as well as the limited availability of operating rights at the most important airports in terms of air traffic volume. The carrying amount of the slots is tested annually by comparing the carrying amount with the value in use.
17.2Breakdown of intangible assets

Description	Weighted average rate (p.a.)	December 31, 2024	Acquisitions	Write-offs	December 31, 2025

Cost
Goodwill		901,417	—	—	901,417
Slots		126,547	—	—	126,547
Software		898,465	203,459	(107,740)	994,184
		1,926,429	203,459	(107,740)	2,022,148
Amortization
Software	30%	(366,816)	(226,372)	107,040	(486,148)
		(366,816)	(226,372)	107,040	(486,148)

Total intangible assets, net		1,559,613	(22,913)	(700)	1,536,000

F-40	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)

Description	Weighted average rate (p.a.)	December 31, 2023	Acquisitions	Write-offs	Transfer (a)	December 31, 2024

Cost
Goodwill		901,417	—	—	—	901,417
Slots		126,547	—	—	—	126,547
Software		776,311	300,595	(178,404)	(37)	898,465
		1,804,275	300,595	(178,404)	(37)	1,926,429

Amortization
Software	28%	(341,028)	(201,431)	175,643	—	(366,816)
		(341,028)	(201,431)	175,643	—	(366,816)

Total intangible assets, net		1,463,247	99,164	(2,761)	(37)	1,559,613

(a)The transfer balances are between the group “Property and equipment”.
17.3Impairment of intangible assets without a finite useful life
On December 31, 2025, the Company carried out annual recoverability tests of the book value, through the discounted cash flow of the cash generating unit.
The assumptions used in the impairment tests of goodwill and slots are consistent with the Company's operating plans and internal projections, prepared for a period of five years. After this period, a perpetuity rate of growth of operating projections is assumed. The discounted cash flow that determined the value in use of the cash-generating unit was prepared according to the Company’s business plan.
The following assumptions were considered:
•Fleet and capacity: plan for operational fleet, utilization and capacity of aircraft in each route;
•Passenger revenue: revenue per seat per kilometer;
•Operating costs: specific performance indicators by cost line, as well as macroeconomic assumptions; and
•Investment needs: aligned with the Company’s business plan.
The macroeconomic assumptions commonly adopted include the Gross Domestic Product (“GDP”) and projections of the US dollar, both obtained from the Focus Report issued by the Central Bank of Brazil, in addition to future kerosene barrel prices and interest rates, obtained from specific publications.

Azul S.A.	Consolidated Financial Statements	F-41

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The result of the test demonstrated that the estimated recoverable value is greater than the carrying value allocated to the cash generating unit and, therefore, no adjusted to be recognized during the year ended December 31, 2025.

	December 31,
Description	2025	2024

Book value	14,433,323	16,064,846
Value in use	22,785,391	28,320,408

Discount rate	12.9%	12.4%
Perpetual growth rate	4.3%	4.8%

Sensitivity test
10% variation
Value in use	20,506,852	25,488,367
Change in value in use	(2,278,539)	(2,832,041)

25% variation
Value in use	17,089,043	21,240,306
Change in value in use	(5,696,348)	(7,080,102)

F-42	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
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

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
18.2Movement of loans and financing

Description	Average nominal rate p.a.	Effective rate p.a.	Maturity	December 31, 2024	Funding (–) costs	Transfer (c)	Debt into equity conversion	Payment of principal	Payment of interest	Interest incurred	Foreign currency exchange	Modifica-tions (a)	Amortized cost	December 31, 2025

In foreign currency – US$
Senior notes – 2026	7.3%	7.8%	Jun-26	196,241	—	—	—	—	—	12,815	(22,119)	—	648	187,585
Senior notes – 2028	11.9%	13.3%	Aug-28	6,196,281	—	—	—	—	(555)	56,727	(307,514)	(5,929,442)	3,762	19,259
Senior notes – 2029	11.5%	11.5%	May-29	1,533,659	—	—	—	—	(815)	15,635	(75,894)	(1,443,339)	—	29,246
	10.9%	10.9%	May-30	3,649,185	—	—	—	—	(5,096)	46,605	(188,650)	(3,309,622)	—	192,422
Senior notes 1L – 2028 (a)	11.9%	11.9%	Aug-28	—	396,779	—	—	(177,843)	(182,960)	639,724	(411,731)	6,084,736	—	6,348,705
Senior notes 2L – 2029	11.5%	11.5%	May-29	—	26,854	—	(489,310)	(40,281)	(48,685)	104,196	(62,713)	1,443,339	—	933,400
Senior notes 2L – 2030	10.9%	10.9%	May-30	—	58,290	—	(1,123,740)	(87,443)	(105,702)	226,289	(143,940)	3,309,622	—	2,133,376
Bridge notes	—	—	—	976,968	—	—	—	(928,148)	(29,027)	11,087	(47,925)	—	17,045	—
New bridge notes	—	—	—	—	555,314	—	—	(620,453)	(29,534)	29,534	(9,837)	—	74,976	—
DIP - 2026	15.0%	23.1% (b)	Feb-26	—	9,390,624	—	—	—	(588,089)	589,039	(95,266)	—	298,553	9,594,861
Superpriority notes	—	—	—	—	2,806,143	—	—	(2,953,837)	(854,456)	856,189	(169,228)	—	315,189	—
Aircraft, engines and others	Sofr 1M + 4.6%	8.5%	May-26	729,110	—	—	—	—	(45,768)	43,311	(80,289)	—	—	646,364
	Sofr 3M + 2.6%	10.0%	Dec-27	116,145	284,671	—	—	(137,561)	(42,547)	17,131	(22,620)	—	5,111	220,330
	—	—	—	—	103,136	(102,757)	—	—	(840)	834	(373)	—	—	—
	4.7%	4.7%	Jun-25	145,822	—	—	—	(101,323)	10,576	7,626	(21,500)	(29,985)	478	11,694
Executed letters of credit (d)	—	—	—	—	1,291,133	102,757	—	—	—	—	(17,784)	—	—	1,376,106
				13,543,411	14,912,944	—	(1,613,050)	(5,046,889)	(1,923,498)	2,656,742	(1,677,383)	125,309	715,762	21,693,348
In local currency – R$
Debentures (a)	CDI + 4.0%	18.8%	Feb-31	841,858	—	—	—	(210,379)	(104,684)	134,564	—	(9,635)	6,749	658,473
Executed derivatives (d)	—	—	—	—	—	38,576	—	(335)	—	—	—	—	—	38,241
Executed letters of credit (d)	—	—	—	—	704,757	—	—	(35,215)	—	—	—	—	—	669,542
Others	—	—	—	596,148	—	—	—	(561,593)	(35,125)	363	—	—	207	—
				1,438,006	704,757	38,576	—	(807,522)	(139,809)	134,927	—	(9,635)	6,956	1,366,256

Total in R$				14,981,417	15,617,701	38,576	(1,613,050)	(5,854,411)	(2,063,307)	2,791,669	(1,677,383)	115,674	722,718	23,059,604

Current				2,207,199										13,783,259
Non-current				12,774,218										9,276,345

(a)    Due to the restructuring, R$542,438 was recorded in the statement under the caption “Restructuring of loans and financing”. The amount refers to R$396,779 of incorporation of fees and R$155,294, from debt issuance costs of the original funding, and the reversal of R$9,635 in interest and fees.
(b)    The effective rate of 23.1% p.a. are due to the very short maturity terms and transaction costs.
(c)    The balances of the transfers are between the line items “Loans and financing” and “Derivative financial instruments.”
(d)    On the date of disclosure, the fees and maturities are being negotiated.

F-44	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)

Description	Average nominal rate p.a.	Effective rate	Maturity	December 31, 2023	Funding (–) costs	Payment of principal	Payment of interest	Interest incurred	Foreign currency exchange	Effects of restructuring	Amortized cost	December 31, 2024

In foreign currency – US$

Senior notes – 2024	5.9%	6.3%	Oct-24	332,099	—	(397,696)	(12,017)	17,121	59,679	—	814	—
Senior notes – 2026	7.3%	7.8%	Jun-26	152,572	—	—	(13,299)	12,998	43,322	—	648	196,241
Senior notes – 2028	11.9%	13.3%	Aug-28	3,922,731	905,219	—	(620,516)	633,483	1,325,488	(7,502)	37,378	6,196,281
Senior notes – 2029	11.5%	11.5%	May-29	1,165,545	41,476	—	(148,653)	149,819	325,472	—	—	1,533,659
Senior notes – 2030	10.9%	10.9%	May-30	2,777,513	93,517	—	(335,174)	337,752	775,577	—	—	3,649,185
Bridge notes – 2025	Sofr Index + 8.3% to 10.7%	37.8% (a)	Jan-25	—	856,502	—	—	18,726	65,215	—	36,525	976,968
Aircraft, engines and others	Sofr 1M + 4.6%	9.8%	May-26	79,086	545,797	—	(36,214)	40,895	99,546	—	—	729,110
	Sofr 3M + 2.6%	11.3%	Jun-27	—	104,892	—	(1,819)	2,616	10,021	—	435	116,145
	4.9%	5.9%	Mar-29	284,279	—	(183,580)	(11,328)	9,961	45,547	—	943	145,822
				8,713,825	2,547,403	(581,276)	(1,179,020)	1,223,371	2,749,867	(7,502)	76,743	13,543,411
In local currency - R$
Working capital	CDI + 1.6%	20.0%	Jan-25	29,648	982,796	(477,191)	(9,811)	44,118	—	—	23,079	592,639
Debentures	CDI + 5.0%	15.2%	Dec-28	919,072	542,660	(637,676)	(143,788)	129,410	—	18,173	14,007	841,858
Aircraft, engines and others	Selic + 5.5%	10.0%	May-25	12,771	—	(7,039)	(7,173)	1,362	—	—	79	—
	6.5%	6.5%	Mar-27	23,596	—	(19,984)	(936)	833	—	—	—	3,509
				985,087	1,525,456	(1,141,890)	(161,708)	175,723	—	18,173	37,165	1,438,006

Total in R$				9,698,912	4,072,859	(1,723,166)	(1,340,728)	1,399,094	2,749,867	10,671	113,908	14,981,417

Current				1,100,051								2,207,199
Non-current				8,598,861								12,774,218

(a)The effective rate of 37.8% per year is due to the very short maturity and the transaction costs.

Azul S.A.	Consolidated Financial Statements	F-45

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
18.3Schedule of amortization of debt

	December 31,
Description	2025	2024

2025	—	2,207,199
2026	13,783,259	1,211,585
2027	187,397	160,172
2028	5,880,851	6,267,806
2029	970,121	1,520,407
After 2029	2,237,976	3,614,248
	23,059,604	14,981,417

Current	13,783,259	2,207,199
Non-current	9,276,345	12,774,218

F-46	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
18.4Restructuring
18.4.1Senior notes
During the first quarter of 2025, in exchange for the substantial balance of Senior Notes 2028, 2029 and 2030 – (“Existing Notes”), the subsidiary Azul Secured issued Senior Notes 1L – 2028 and Senior Notes 2L – 2029 and 2030 with the following conditions:

•Senior Notes 1L – 2028: R$6,180,810 (equivalent to US$1,048,839) in principal amount, on a first-lien basis, due in 2028, remuneration of 11.9% p.a. and incorporation into the principal of fees in the amount of R$396,779;

•Senior notes 2L – 2029: R$1,443,339 (equivalent to US$238,015) in principal amount, on a second-lien basis, maturing in 2029, remuneration of 11.5% p.a. and incorporation of interest into the principal of R$26,854; and

•Senior notes 2L – 2030: R$3,309,622 (equivalent to US$546,620) in principal amount, on a second-lien basis, maturing in 2030, remuneration of 10.9% p.a. and incorporation of interest into the principal of R$58,290.

The Senior Notes 1L – 2028 are guaranteed on a first lien basis after the payments of the super-priority Notes, but before the payments of the Senior Notes 2L – 2029 and 2030, in addition to other debts and other obligations, as per priorities established in an agreement between creditors. The guarantee package consists of the fiduciary assignment of the flow of receivables of Azul Viagens, the loyalty program and the fiduciary sale of the intellectual property of the loyalty program.

In addition, the Company has executed supplemental indentures to amend the terms of the Existing Notes in accordance with its solicitation of consents to substantially eliminate all restrictive covenants, events of default and collateral.

In accordance with IFRS 9 – Financial Instruments, the Company concluded that the renegotiation falls within the scope of debt extinguishment. Therefore, the proportional amounts previously recorded were extinguished and a new debt was recorded. For this reason, any costs or fees incurred were recognized in the statements of operations.

In the second quarter of 2025, the Company converted R$1,613,050 of the principal amount of the Senior notes 2L – 2029 and 2030 into 450,572,669 preferred shares at a price of R$1.95 (reais), and recognized a gain of R$734,433 in the statements of operations under the line item “Debt into equity conversion”.

18.4.2    Debentures

In September 2025, the Company renegotiated the terms of its non-convertible debentures, resulting in the postponement of the maturity date to February 2031, in the principal and interest amortization schedule to monthly starting in March 2026 and September 2025, respectively, and the remuneration rates to CDI + 3.9% p.a. as from September 2025.

In accordance with IFRS 9 – Financial Instruments, the Company concluded that the renegotiation falls within the scope of debt extinguishment. Consequently, the previously recorded proportional amounts were derecognized, and a new liability was recognized. For this reason, any costs or fees incurred were recognized in the statements of operations.

Azul S.A.	Consolidated Financial Statements	F-47

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
18.5Relevant Funding
18.5.1Superpriority Notes
During the first quarter of 2025, the subsidiary Azul Secured issued superpriority notes in a private, in the principal amount of R$3,093,825 (equivalent to US$525,000), with costs of R$315,190, interest equivalent to Sofr Index + 8.3% p.a. (if paid in cash) or + 10.7% p.a. (if is capitalized), quarterly interest payments, the first in February 2025, and due in January 2030.

Additionally, interest in the amount of R$27,508 was incorporated into the principal. In July 2025, the balance was settled.

18.5.2New bridge notes
In April 2025, the Company obtained from its current debt security holders an additional financing of R$610,208 (equivalent to US$107,656), with costs of R$74,976, interest equivalent to 13.5% p.a., monthly interest amortization and maturity in October 2025.

Additionally, interest in the amount of R$20,082 was incorporated into the principal. In July 2025, the balance was settled.

18.5.3Debtor in possession – DIP
In May 2025, the Company secured the right to a DIP financing facility of approximately US$1.6 billion, made available in accordance with court authorization. The Company obtained access to R$9,080,656 net of funding costs of R$412,881, resulting in R$8,667,775 (equivalent to US$1.6 billion), bearing interest at 15.0% p.a. and maturing in February 2026.

Additionally, interest in the amount of R$722,849 was capitalized into the principal.

In July 2025, using the funds from the DIP facility, the Company made payments on the Superpriority Notes and New Bridge Notes transactions, mentioned above.

18.5.4Letters of Credit
During 2025, the subsidiary ALAB recognized the amount of R$1,995,890 related to the execution of letters of credit that were used for security deposits, maintenance reserves and other.

18.6Covenants
The Company continues to measure the restrictive covenants of some of its loan and financing contracts according to the original conditions, while awaiting future agreements that may be reached with its creditors under the scope of Chapter 11, as shown below.
Although the Chapter 11 process may have triggered the non-fulfillment of certain obligations, counterparties are prevented from taking any action as a result of alleged defaults. Therefore, the related debt remains classified in these financial statements according to the originally established contractual schedule.

F-48	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)

Covenant related to:	Measurement indicators	Indicators needed to a measurement.	Reached

9th and 10th issue of debentures	Annual	(i) adjusted debt service coverage ratio (ICSD) equal to or greater than 1.2; (ii) financial leverage less than or equal to 6.5 in 2023; 5.0 in 2024 and 2025; and 4.5 from 2026.	Waiver
Aircraft, engines and others	Quarterly	(i) The total cash balance on the last day of the quarter is not less than R$1 billion.	Reached
	Annual	(ii) Leverage: equal to or less than 5.5, with the referred Index being obtained by net debt / EBITDA on the last day of the year.	Not achieved
Senior notes 1L, 2L	Quarterly	(i) Immediate Liquidity exceeding R$350 million on March 31, 2025; (ii) Immediate Liquidity exceeding R$500 million as of June 30, 2025.	Reached
DIP	Biweekly	Liquidity in excess of R$90 million every fortnight, starting from June 13, 2025.	Reached

19.LEASES
19.1Accounting policies
Lease liabilities are recognized, measured, presented and disclosed in accordance with IFRS – 16 Leases, against right-of-use assets. Other accounting policies adopted by the Company for leasing operations are presented in note 16.
19.2Breakdown of Lease

	December 31,
Description	2025	2024

Leases	12,532,206	17,338,698
Leases – Notes	178,857	1,356,984
Leases – Convertible to equity	—	2,683,165
	12,711,063	21,378,847

Current	3,353,501	6,314,221
Non-current	9,357,562	15,064,626

Azul S.A.	Consolidated Financial Statements	F-49

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
19.3Restructuring
19.3.1Extrajudicial

During the first quarter of 2025, the Company made significant progress in restructuring its obligations to lessors, which included:

•Elimination of share issuance obligations in exchange for 93,697,586 new preferred shares in a single issuance;

•Partial exchange of the Notes 2030 for new unsecured notes due in 2032 and an option for the Company to incorporate interest into principal (“PIK”); and

•Definitive and binding agreements, with deferrals of balances, extensions of terms and changes in amounts.

19.3.2Judicial

The Company renegotiated several lease agreements directly with the counterparties as part of the Chapter 11 process. Following the formal approval of the Plan, and based on the best expectations and information available, there was a reduction in the amount of R$3,497,529.

19.4Leases

Description	Average remaining term	Weighted average rate p.a	December 31, 2024	Additions	Modifications	Payments	Interest incurred	Transfers (a)	Write-offs	Foreign currency exchange	GUC	December 31, 2025

Lease without purchase option:
Aircraft, engines and simulators	8.1	18.6%	16,357,918	1,586,734	13,279	(3,552,045)	2,351,625	(155,586)	(219,708)	(1,880,957)	(2,896,289)	11,604,971
Others	5.5	16.9%	269,886	15,922	20,362	(96,931)	28,151	—	(969)	(16,748)	—	219,673
Lease with purchase option:
Aircraft, engines and simulators	4.9	16.1%	710,894	122,902	39,690	(141,311)	83,182	—	—	(107,795)	—	707,562
Total			17,338,698	1,725,558	73,331	(3,790,287)	2,462,958	(155,586)	(220,677)	(2,005,500)	(2,896,289)	12,532,206

Current			4,928,197									3,353,501
Non-current			12,410,501									9,178,705

(a)Transfer balances are “Accounts payable”.

F-50	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)

Description	Average remaining term	Weighted average rate p.a.	December 31, 2023	Additions	Modifications	Payments	Interest incurred	Transfers (a)	Write-offs	Foreign currency exchange	December 31, 2024

Lease without purchase option:
Aircraft, engines and simulators	8.0	16.2%	11,567,882	2,605,615	237,065	(2,955,177)	1,890,622	(226,490)	(17,942)	3,256,343	16,357,918
Others	4.8	11.5%	237,254	64,138	2,544	(83,264)	24,350	—	(12,916)	37,780	269,886
Lease with purchase option:
Aircraft, engines and simulators	4.0	14.5%	650,691	—	(8,150)	(188,206)	89,187	—	—	167,372	710,894
Total			12,455,827	2,669,753	231,459	(3,226,647)	2,004,159	(226,490)	(30,858)	3,461,495	17,338,698

Current			3,349,056								4,928,197
Non-current			9,106,771								12,410,501

(a)The balances of the transfers are between classifications of “Leases”.
19.5Leases – Notes

Description	Average remaining term	Weighted average rate p.a.	December 31, 2024	Modifications	Payments	Interest incurred	GUC	Foreign currency exchange	December 31, 2025

Financing with lessors – Notes	6.5	17.1%	1,356,984	(32,031)	(550,674)	143,601	(601,240)	(137,783)	178,857
Total			1,356,984	(32,031)	(550,674)	143,601	(601,240)	(137,783)	178,857

Current			144,706						—
Non-current			1,212,278						178,857

Description	Average remaining term	Weighted average rate p.a.	December 31, 2023	Payment	Interest incurred	Foreign currency exchange	December 31, 2024

Financing with lessors – Notes	5.5	14.8%	1,030,845	(123,703)	161,996	287,846	1,356,984
Total			1,030,845	(123,703)	161,996	287,846	1,356,984

Current			121,948				144,706
Non-current			908,897				1,212,278

Azul S.A.	Consolidated Financial Statements	F-51

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
19.6Leases – Convertible to equity

Description	Average remaining term	Weighted average rate p.a.	December 31, 2024	Modifications	Payments	Interest incurred	Foreign currency exchange	December 31, 2025

Financing with lessors – Convertible to equity	0.0	— %	2,683,165	(2,172,452)	(379,377)	69,354	(200,690)	—
Total			2,683,165	(2,172,452)	(379,377)	69,354	(200,690)	—

Current			1,241,318					—
Non-current			1,441,847					—

Description	Average remaining term	Weighted average rate p.a.	December 31, 2023	Payments	Interest incurred	Transfers (a)	Foreign currency exchange	December 31, 2024

Financing with lessors – Convertible to equity	2.6	14.4%	1,659,739	(61,245)	294,359	226,490	563,822	2,683,165
Total			1,659,739	(61,245)	294,359	226,490	563,822	2,683,165

Current			216,388					1,241,318
Non-current			1,443,351					1,441,847

(a)Transfer balances are between the “Leases” classifications.

F-52	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
19.7Schedule of amortization of leases

	December 31,
Description	2025	2024

2025	—	5,219,787
2026	3,601,304	3,935,627
2027	2,971,572	3,473,086
2028	2,767,084	3,095,203
2029	2,562,476	2,797,924
After 2029	10,781,388	10,562,642
Minimum lease payments	22,683,824	29,084,269

Financial charges	(10,151,618)	(11,745,571)

Present value of minimum lease payments	12,532,206	17,338,698

Current	3,353,501	4,928,197
Non-current	9,178,705	12,410,501

19.8Schedule of amortization of leases – Notes

Description	December 31, 2025	December 31, 2024

2025	—	155,502
2026	—	132,873
2027	—	132,873
2028	—	132,873
2029	—	132,873
After 2029	498,718	1,838,076
Minimum lease payments	498,718	2,525,070

Financial charges	(319,861)	(1,168,086)

Present value of minimum lease payments	178,857	1,356,984

Current	—	144,706
Non-current	178,857	1,212,278

Azul S.A.	Consolidated Financial Statements	F-53

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
19.9Schedule of amortization of leases – Convertible to equity

Description	December 31, 2025	December 31, 2024

2025	—	1,292,650
2026	—	1,058,962
2027	—	757,234
Minimum lease payments	—	3,108,846

Financial charges	—	(425,681)

Present value of minimum lease payments	—	2,683,165

Current	—	1,241,318
Non-current	—	1,441,847
19.10Covenants
During the restructuring process under Chapter 11, certain lease agreements that contained restrictive clauses (“covenants”) were rejected and therefore no longer give rise to any future obligations, including compliance with those covenants. Other agreements had remaining amounts classified as GUC, a classification that does not imply the continuation of the covenants.

F-54	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
20.CONVERTIBLE DEBT INSTRUMENTS
20.1Accounting policies
As required by IFRS 9 – Financial Instruments, the right to convert debentures into shares was measured at fair value through profit or loss as it is an embedded derivative.
20.2Movement of convertible debt instruments

Description	Average nominal rate p.a.	Effective rate (a)	Maturity	December 31, 2024	Funding (b)	Variation of the conversion right	Payment of principal	Payment of interest	Interest incurred	Foreign currency exchange (c)	Effect of restructuring (b)	December 31, 2025
In foreign currency – US$

Debentures	12.3%	12.3%	Oct-28	1,182,368	84,884	(1,006,544)	(351,581)	(188,780)	405,207	22,097	249,715	397,366
Total in R$				1,182,368	84,884	(1,006,544)	(351,581)	(188,780)	405,207	22,097	249,715	397,366

Current				124,321								88,996
Non-current				1,058,047								308,370

(a)Does not consider the conversion right.

(b)Due to restructuring, the amount refers to the payment of a premium of R$1,428, extinction and reconstitution of the conversion right of R$961,252 and income from extinction and reconstitution of the debt of R$712,965, resulting in the amount of R$249,715, with R$84,884 added relating to the incorporation of fees into the principal, totalized R$334,599, registered on Statements of Operations.

(c)Consider the original exchange rate.

Description	Average nominal rate p.a. (a)	Effective rate p.a (a)	Maturity	December 31, 2023	Variation of the conversion right	Payment of interest	Interest incurred	Foreign currency exchange (b)	December 31, 2024
In foreign currency – US$
Debentures	12.3%	12.3%	Oct-28	1,201,610	(437,035)	(76,382)	273,826	220,349	1,182,368
Total in R$				1,201,610	(437,035)	(76,382)	273,826	220,349	1,182,368

Current				25,807					124,321
Non-current				1,175,803					1,058,047
(a)Does not consider the conversion right.
(b)Consider the original exchange rate.

Azul S.A.	Consolidated Financial Statements	F-55

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
20.3Renegotiations
During the first quarter of 2025, the Company renegotiated the convertible debentures, with payment of a premium of R$1,428 (equivalent to US$242) and a change in the conversion price from R$22.78 reais to R$3.37 reais. There was no change in the maturity date or nominal interest rate.

In accordance with IFRS 9 – Financial Instruments, the Company concluded that the renegotiation falls within the scope of debt extinguishment. Therefore, the proportional amounts previously recorded were extinguished and a new debt was recorded. For this reason, any costs or fees incurred were recognized in the statement of operations.

20.4Schedule of amortization

Description	December 31, 2025	December 31, 2024

2025	—	124,321
2026	88,996	—
2028	308,370	1,058,047
	397,366	1,182,368

Current	88,996	124,321
Non-current	308,370	1,058,047

F-56	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
21.ACCOUNTS PAYABLE
21.1Accounting policies
The amounts are initially recognized at fair value and subsequently increased, when applicable, by the related charges and by monetary and foreign exchange variations.
21.2Breakdown of accounts payable

	December 31,
Description	2025	2024

Accounts payable	4,258,897	4,624,784
Accounts payable – Notes	494,293	511,389
Accounts payable – Convertible to equity	—	173,448
Lessors – GUC – Chapter 11	1,851,421	—
Breakage – GUC – Chapter 11	(1,724,867)	—
	4,879,744	5,309,621

Current	3,931,201	4,147,225
Non-current	948,543	1,162,396
21.3Restructuring
21.3.1Extrajudicial

During the first quarter of 2025, the Company made significant progress in restructuring its obligations to suppliers, which included:

•Elimination of share issuance obligations in exchange for 2,312,402 new preferred shares in a single issuance;

•Exchange of the Notes 2030 for new unsecured notes due in 2032 and an option to incorporate interest into the principal (“PIK”); and

•Definitive and binding agreements with deferrals of balances.

21.3.2Judicial
The Company renegotiated several lease agreements and supplier arrangements directly with the counterparties as part of the Chapter 11 process. Following the formal approval of the Plan, and based on the best expectations and information available, there was a reduction in the amounts of R$193,435 and R$181,893, respectively.

As of December 31, 2025, based on the best expectations and information available, the net balance of “Lessors – GUC – Chapter 11” and “Breakage – GUC – Chapter 11” reflects the obligations assumed under the agreement with the UCC (Unsecured Creditors' Committee), totaling US$23 million, which provides for payments either in cash or participation in the GUC Trust, in addition to the other benefits established in the Plan.

Azul S.A.	Consolidated Financial Statements	F-57

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
22.DERIVATIVE FINANCIAL INSTRUMENTS
22.1Accounting policies
Variations in interest rates, exchange rates and aviation fuel prices expose the Company and its subsidiaries to risks that may affect their financial performance. In order to mitigate such risks, the Company contracts derivative financial instruments. Changes in the fair value of derivative instruments are recognized directly in the financial result (income/expense).
22.2Breakdown of derivative financial instruments

Changes in fair value	Forward – fuel	Option fuel	Conversion right debentures (a)	Total

At December 31, 2023	(60,102)	12,266	(488,775)	(536,611)
Gains (losses) recognized in result	(108,435)	(10,871)	437,035	317,729
Payment (receipts)	103,162	(1,395)	—	101,767
At December 31, 2024	(65,375)	—	(51,740)	(117,115)

Gains (losses) recognized in result	(20,023)	—	1,006,544	986,521
Payments	46,822	—	—	46,822
Transfers (b)	38,576	—	—	38,576
Restructuring (c)	—	—	(961,252)	(961,252)
At December 31, 2025	—	—	(6,448)	(6,448)

Non-current convertible instruments	—	—	(6,448)	(6,448)
	—	—	(6,448)	(6,448)

(a)    Balance recorded in the consolidated, representing 311,299,938 options for conversion into shares..
(b)    The balance of transfers to “Loans and Financing”.
(c)    Refers to the effects of the extinction and reconstitution of the right of conversion.

23.AIRPORT TAXES AND FEES
23.1Accounting policies
The amounts payable in airport taxes and fees are initially recognized at fair value and subsequently increased, when applicable, by the corresponding charges and monetary and exchange variations.

F-58	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
23.2Breakdown of airport taxes and fees

	December 31,
Description	2025	2024

Tax transaction	926,051	916,690
Airport fees	351,591	212,125
Boarding tax	294,441	231,913
Other taxes	38,554	16,691

	1,610,637	1,377,419

Current	899,605	584,739
Non-current	711,032	792,680

24.AIR TRAFFIC LIABILITY SERVICES AND LOYALTY PROGRAM
24.1Accounting policies
It comprises the Company’s obligations arising from advance receipts for the provision of air transportation services and other services. Such obligations are settled upon the performance of the services.
The Company recognized breakage revenue based on the historical issuance of tickets that will expire due to non-use, that is, passengers who purchased tickets and are highly likely not to use them. For the purpose of recognizing this revenue, the average periods for providing air transport services are also considered, and these assumptions are included in a statistical model that determines the forecast breakage rate to be adopted. At least annually, the calculations are reviewed to reflect and capture changes in customer behavior regarding ticket expiration.
24.2Breakdown of air traffic liability services and loyalty program

	December 31,
Description	2025	2024

Air traffic liability to be executed	3,207,735	3,060,010
Loyalty program to be executed	2,922,070	3,178,919
Travel packages to be executed	1,047,547	941,229
Air traffic cargo to be executed	22,768	11,840
Breakage	(959,431)	(865,941)
	6,240,689	6,326,057

25.SALARIES AND BENEFITS
25.1Accounting policies
Amounts payable relating to salaries and social security obligations are initially recognized at fair value and subsequently increased, when applicable, by the corresponding charges and monetary and exchange rate variations.

Azul S.A.	Consolidated Financial Statements	F-59

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
25.2Breakdown salaries and benefits

	December 31,
Description	2025	2024

Salaries and benefits	533,713	508,412
Share-based payment	—	36
	533,713	508,448
26.TAXES PAYABLE
26.1Accounting policies
Tax obligations arising from the Company's operating activities, mainly from passenger and cargo transportation, are initially recognized at fair value and subsequently increased, when applicable, by the corresponding charges and monetary and exchange rate variations.
26.2Breakdown of taxes payable

	December 31,
Description	2025	2024

Tax transaction	226,141	230,214
Taxes withheld	84,753	80,868
Import taxes	10,210	9,497
Others	16,484	3,374
	337,588	323,953

Current	144,007	125,055
Non-current	193,581	198,898
27.PROVISIONS
27.1Accounting policies
27.1.1Provision for return of aircraft and engines
Aircraft and engines negotiated under lease without purchase options regularly provide for contractual obligations establishing conditions for the return of these assets.
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

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
27.1.2Tax, civil and labor risks
The Company is a party to legal and administrative proceedings, mainly in Brazil. Assessments of the likelihood of loss in these cases include an analysis of the available evidence, the hierarchy of laws, the available case laws, the most recent court decisions and their significance in the legal system, as well as the assessment of lawyers.
Provisions are revised and adjusted to reflect changes in circumstances, such as the applicable statute of limitations, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.
The Company’s Management believes that the provision for tax, civil and labor risks is sufficient to cover any losses on legal and administrative.
27.1.3Post-employment benefits
The Company recognizes actuarial liabilities related to health insurance benefits offered to its employees in accordance with IAS 19 – Employee Benefits. Actuarial gains and losses are recognized in other comprehensive income based on the actuarial report prepared by independent experts, while the current service cost and interest cost are recognized in statement of operations for the year.
27.2Breakdown of provisions
The movements in provisions are presented below:

Description	Return of aircraft and engines (a)	Tax, civil and other risks	Post -employment benefit	Total

At December 31, 2023	2,573,170	557,773	9,910	3,140,853

Movements	503,080	85,889	154	589,123
Write-offs	(77,086)	(346,047)	—	(423,133)
Interest incurred	151,153	(75,136)	972	76,989
Effect of plan experience	—	—	(2,811)	(2,811)
Foreign currency exchange	798,015	—	—	798,015

At December 31, 2024	3,948,332	222,479	8,225	4,179,036

Movements	(2,134,403)	594,898	153	(1,539,352)
Write-offs	(39,818)	(565,204)	(119)	(605,141)
Interest incurred	181,428	5,003	941	187,372
Effect of plan experience	—	—	1,014	1,014
Foreign currency exchange	(448,254)	—	—	(448,254)

At December 31, 2025	1,507,285	257,176	10,214	1,774,675

(a)Nominal discount rate 17.9% p.a. (10.8% p.a on December 31, 2024).

Azul S.A.	Consolidated Financial Statements	F-61

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
27.2.1Tax, civil and labor risks
The balances of the proceedings with estimates of probable and possible losses are shown below:

	Probable loss		Possible loss
	December 31,		December 31,
Description	2025	2024	2025	2024

Tax	91,463	78,936	333,551	89,826
Civil	109,868	76,608	331,275	126,818
Labor	55,845	66,935	257,675	194,234
	257,176	222,479	922,501	410,878
27.2.1.1Taxes
The Company has tax‑related claims, mainly arising from judicial and administrative proceedings involving federal, state, and municipal taxes.

During the third quarter of 2025, the Company became aware of proceedings with a possible loss estimate, concerning the tax bases of Corporate Income Tax (IRPJ), Social Contribution on Net Income (CSLL), and Value-Added Tax on Sales and Services (ICMS), in the amount of R$161,147.

27.2.1.2Civil
The Company has civil lawsuits, mainly related to compensation actions in general, such as flight delays and cancellations, lost and damaged luggage.
The increase in cases assessed as having a probable loss is due to the significant rise in the number of claims received.
The amounts are dispersed, and no specific case warrants individual mention.
The increase in cases assessed as having a possible loss results from the Company’s change in policy regarding the granting of settlements through compensation vouchers.
27.2.1.3Labor
The Company has labor complaints, mainly related to discussions related to overtime, hazard pay, unhealthy conditions and equal pay. The values are scattered and it is not possible to highlight any specific process.
27.2.2Post-employment benefit
Below are the assumptions used to calculate post-employment benefits:

	December 31,
Weighted average of assumptions	2025	2024

Nominal discount rate p.a.	11.5%	11.8%
Actual discount rate p.a.	7.2%	7.4%
Estimated inflation rate in the long term p.a.	4.1%	4.1%
HCCTR – Average nominal inflation rate p.a.	7.2%	7.2%
HCCTR – Actual nominal inflation rate p.a.	3.0%	3.0%
Mortality table	AT-2000 downrated by 10%	AT-2000 downrated by 10%

F-62	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
28.RELATED-PARTY TRANSACTIONS
28.1Accounting policies
Transactions with related parties were entered into in the ordinary course of the Company’s business, at prices, terms and financial charges according to the conditions established between the parties. Such operations include, among other aspects, shared service agreements and loan agreements.
28.1.1.Compensation of key management personnel
The Company’s employees are entitled to profit sharing based on certain goals agreed annually. In turn, executives are entitled to bonus based on statutory provisions proposed by the Board of Directors and approved by the shareholders. The amount of profit sharing is recognized in profit or loss for the year in which the goals are achieved.
Key management personnel comprise the directors, officers and members of the Executive Committee and directors. Expenses incurred with remuneration and the respective charges, paid or payable, are shown below:

	December 31,
Description	2025	2024	2023

Salaries and benefits	75,445	57,743	19,429
Post-employment benefit	620	716	595
Share-based payment	67,615	39,870	63,529
	143,680	98,329	83,553
Stock-based compensation plan, considers the Stock Options, RSU and phantom shares. Such plans are expected to be settled in up to eight years and, therefore, do not represent a cash outflow. The increase in 2025 relates to the cancellation of stock option and RSU awards that had not yet vested, accelerating the recognition of the expense(note 33).
28.1.2.Guarantees and pledges granted
The Company has granted guarantees on rental properties for some of its executives and the total amount involved is not significant.
28.1.3.Corporated contract
In August 2024, the Company entered into a corporate agreement with Águia Branca Participações S.A., one of its shareholders, to obtain airline tickets.

28.1.4.Breeze
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

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)

				December 31,
Creditor	Debtor	Type of operation	Note	2025	2024

ALAB	Breeze	Maintenance reserves	Accounts receivable	—	2,703
Breeze	ALAB	Maintenance reserves	Other liabilities	—	(11,411)

				December 31,
Revenues	Expenses	Type of operation	Note	2025	2024	2023
ALAB	Breeze	Interest incurred	Financial income	—	1,754	5,824
28.1.5.Azorra
In August 2022, the Company made agreements for purchase and sale of aircraft and engines with entities that are part of Azorra Aviation Holdings LLC. (“Azorra”), which has become a related party as the Company’s Board of Directors’ Chairman was elected independent member of Azorra’s Board of Directors.
The operations with Azorra are presented below:

				December 31,
Creditor	Debtor	Type of operation	Note	2025	2024

ALAB	Azorra	Accounts receivable	Accounts receivable	—	118,013
ALAB	Azorra	Maintenance reserve	Deposits	15,418	—
ALAB	Azorra	Security deposits	Deposits	52,840	46,213
Azorra	ALAB	Leases	Leases	(295,954)	(473,428)
Azorra	Azul Investments	Leases – Notes	Leases	—	(96,458)
Azorra	Azul	Leases – Convertible to equity	Leases	—	(150,441)

				December 31,
Revenues	Expenses	Type of operation	Note	2025	2024	2023
Azorra	ALAB	Interest incurred	Financial expense	84,548	78,451	17,106
28.1.6.Lilium
In August 2021, the Company announced plans to make a strategic partnership with Lilium GmbH, a wholly owned subsidiary of Lilium N.V. (“Lilium), which has ultimately become a related party as the Company’s Board of Directors’ Chairman was elected independent member of Lilium’s Board of Directors.
As of December 31, 2025, and 2024, the Company has no outstanding balances with Lilium.
28.1.7.United
The Company has agreements with United Airlines Inc. (“United”), one of its shareholders, for the use of the loyalty program and for the re-accommodation of passengers. As of December 31, 2025 and 2024, the balance is not significant.
28.1.8.Airbus Brasil
The Company has agreements with Airbus Brasil Negócios Aeroespaciais Ltda. (“Airbus Brasil”), where one member of committee was a consultant. As of December 31, 2025 and 2024, the balance is not significant.

F-64	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
29.OTHER LIABILITIES
29.1Accounting policies
Recorded at the fair value of the known obligations and are subsequently increased, when applicable, by the corresponding charges. They are classified as current or non‑current according to their expected settlement period.
29.2 Breakdown of other liabilities

	December 31,
Description	2025	2024

Lease liabilities	802,882	516,670
Accounts payable	252,534	424,178
Investment in subsidiary	—	38,279
Others	75,481	98,545
Total	1,130,897	1,077,672

Current	124,039	268,935
Non-current	1,006,858	808,737
30.EQUITY
30.1Accounting policies
The shareholders’ equity is composed of issued capital, capital reserve, treasury shares and accumulated profits or losses. The observed changes reflect the evolution of the shareholders’ equity over the course of the fiscal year.

30.2Issued capital

	Value		Quantity
Description	Company’s capital (a)	Advance for future capital increase	Common shares	Preferred shares

At December 31, 2023	2,314,821	789	928,965,058	335,747,796
Capital payment	807	(807)	—	—
Share-based payment	—	18	—	3,000
At December 31, 2024	2,315,628	—	928,965,058	335,750,796
Increase capital	—	—	—	—
Conversion into shares – leases (b)	3,006,736	—	—	93,697,586
Conversion into shares – suppliers (b)	74,204	—	—	2,312,402
Conversion into shares – loans and financing (c)	1,613,050	—	—	450,572,669
Issuance of shares – controlling shareholders	72,000	—	1,200,000,063	—
Issuance of shares – public offering	48,392	—	—	13,517,180
Issuance of shares - preemptive right	1,849	—	—	189,120
At December 31, 2025	7,131,859	—	2,128,965,121	896,039,753

(a)Considers the amount of R$71,034 refers unpaid capital.
(b)Considers the conversion of 96,009,988 preferred shares, with an issuance value of R$32.09 per share and a fair value of R$3.29 per share, resulting in a fair value adjustment of R$2,765,066.

Azul S.A.	Consolidated Financial Statements	F-65

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
(c)Considers the conversion of 450,572,669 preferred shares, with an issuance value of R$3.58 per share and a fair value of R$1.95 per share, resulting in a fair value adjustment of R$734,433.

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
The Company’s shareholding structure is presented below:

	December 31, 2025			December 31, 2024
Shareholder	Common shares	Preferred shares	% economic participation	Common shares	Preferred shares	% economic participation

David Neeleman	67.0%	0.8%	2.9%	67.0%	2.2%	4.5%
Shareholders Trip (a)	33.0%	0.7%	1.4%	33%	1.8%	2.9%
Ballyfin Aviation II	—%	5.7%	5.6%	—%	—%	—%
United Airlines Inc	—%	2.1%	2.0%	—%	5.5%	5.4%
Others	—%	90.7%	88.1%	—%	90.4%	87.1%
Treasury shares	—%	—%	—%	—%	0.1%	0.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(a)This refers to Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda.

The Company is authorized, by resolution of the Board of Directors, to increase the issued capital, regardless of any amendments to the bylaws, by up to R$30,000,000, with the possibility of issuing into preferred shares and the issuance of up to 7,500,000 new common shares. The Board of Directors will set the conditions for the issue, including the issue price and payment terms
30.3Treasury shares
30.3.1Accounting policies
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

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
30.3.2Movement of treasury shares

Description	Number of shares	Value	Average cost (in R$)

At December 31, 2023	499,999	9,041	18.08
Repurchase	210,000	2,596	12.36
Alienation	(4,125)	(69)	—
Transfers	(441,379)	(7,234)	—
At December 31, 2024	264,495	4,334	16.39
Repurchase	4,000	4	1.00
Transfers	(179,816)	(2,905)	—
At December 31, 2025	88,679	1,433	16.16
31.EARNINGS (LOSS) PER SHARE
31.1Accounting policies
Basic earnings per share is calculated by dividing the net income attributable to the Company's equity holders by the weighted average number of shares outstanding, except treasury shares, during the year.
Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding, excluding treasury shares, for the effects of potentially convertible instruments. For the year ended December 31, 2025, although the Company reported net income, and to the losses reported in the years ended December 31, 2024, and 2023 potentially convertible instruments were not included in the calculation of diluted earnings per share because the conversion price exceeded the market price of the Company’s shares during the period, rendering such instruments antidilutive.

31.2Earnings (loss) per share calculation
According to IAS 33 - Earnings (loss) per share, the Company has retrospectively adjusted the earnings (loss) per share to reflect the conversion of preferred shares into common shares and the reverse stock split that occurred in 2026, in 75:1 basis without modification of share capital. As these events only changed the number of shares, the weighted average number of shares was adjusted for all periods presented, with no impact on income (loss) for the year, affecting the denominator of the earnings (loss) per share calculation, as presented below:

	Years ended December 31,
Description	2025	2024	2023

Numerator
Income (loss) for the year	124,858	(9,151,371)	(2,380,456)

Denominator
Weighted average number of common shares	788,177,294	347,661,854	347,532,168
Weighted average number of presumed conversions (a)	320,136,768	900,031,192	220,081,929
Weighted average number of preferred shares that would have been issued the average share price at the market price	—	2,377,040	4,041,744

Basic income (loss) per common share – R$ (as adjusted)	0.16	(26.32)	(6.85)
Diluted income (loss) per common share – R$ (as adjusted)	0.16	(26.32)	(6.85)

(a)Excludes treasury shares.

Azul S.A.	Consolidated Financial Statements	F-67

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The basic and diluted loss per share before the effects of the aforementioned adjustments, as previously presented in 2024 financial statements, are shown below:

	Years ended December 31,
Description	2024	2023

Numerator
Income (loss) for the year	(9,151,371)	(2,380,456)

Denominator
Weighted average number of common shares	928,965,058	928,965,058
Weighted average number of preferred shares	335,275,653	335,145,967
Economic value of preferred shares	75	75
Weighted average number of equivalent preferred shares (a)	347,661,854	347,532,168
Weighted average number of equivalent common shares(b)	26,074,639,033	26,064,912,583
Weighted average number of presumed conversions	900,031,192	220,081,929
Weighted average number of preferred shares that would have been issued the average share price at the market price	2,377,040	4,041,744

Basic loss per common share – R$	(0.35)	(0.09)
Diluted loss per common share – R$	(0.35)	(0.09)
Basic loss per preferred share – R$	(26.32)	(6.85)
Diluted loss per preferred share – R$	(26.32)	(6.85)
32.SHARE-BASED PAYMENT
32.1Accounting policies
The Company offers share-based compensation plans that may be settled in shares or cash, under which the Company receives services as consideration.
The cost of the instruments is measured based on their fair value at the grant date, or at the date of these financial statements in the case of phantom shares. To determine the fair value of stock options, the Company uses the Black-Scholes model.
The cost of transactions settled with equity securities is recognized in profit or loss under “Salaries and Benefits”, together with corresponding increase in the “Capital reserve” or “Salaries and social charges” liability for phantom shares, over the period in which performance and/or service condition are met.
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
During the first quarter of 2025, the Company approved the creation of the first program under its stock option plan, providing for the grant of up to 250,000,000 shares with a vesting period of up to three years.

F-68	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
During the second quarter of 2025, the Company partially canceled stock options and restricted stock units (RSUs) that had not yet vested.
In accordance with IFRS 2 – Share-based Payment, the Company concluded that, as a result of the cancellation, it was required to accelerate the recognition of the related compensation expense. Accordingly, the remaining amount of previously unrecognized expenses was fully recognized in profit or loss, reflecting the settlement of the Company’s future obligations related to these programs.
The movement of the plans is shown below:

	Number of shares
Description	Stock option plan	RSU	Phantom shares	Total

At December 31, 2023	20,521,684	1,544,065	246,930	22,312,679

Granted	4,200,000	1,007,253	—	5,207,253
Exercised	(3,000)	(608,472)	(18,177)	(629,649)
Canceled	(94,181)	(101,824)	(47,742)	(243,747)
At December 31, 2024	24,624,503	1,841,022	181,011	26,646,536

Exercised	—	(248,045)	—	(248,045)
Canceled	(15,787,673)	(1,057,181)	(82,845)	(16,927,699)
At December 31, 2025	8,836,830	535,796	98,166	9,470,792

	December 31,
Description	2025	2024

Share price (in reais)	0.18	3.54
Weighted average price of the stock option (in reais)	—	5.97
Weighted average price of the phantom shares (in reais)	—	10.35
Option plan cash inflow	—	18
Flat cash inflow of phantom shares	—	188
Total liability related to the phantom shares	—	36
Income tax related to the transfer of RSU	98	1,439
Number of shares equivalent to RSU IR	68,229	167,093
The expenses of share-based compensation plans are shown below:

	Years ended December 31,
Description	2025	2024	2023

Stock option plan	62,030	38,794	61,646
RSU	8,786	6,361	9,093
Phantom shares	(37)	(1,700)	904
	70,779	43,455	71,643
Due to the decrease in the Company’s share price during the year ended December 31, 2025, from R$3.54 (in reais) to R$0.18 (in reais), the estimated liability related to phantom share compensation decreased, resulting in a reversal of expenses recognized in prior periods.

Azul S.A.	Consolidated Financial Statements	F-69

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
32.3Assumptions
32.3.1Stock option
During 2025, the Company did not grant any new awards under its share-based compensation programs, as presented below:

Grant	Exercise price (in R$)	Avarege fair value (in R$)	Volatility	Expected dividend	Average rate of return	Exercise rate per tranche	Remaining term (in years)	Purchasing period up to (years)	Options granted	Outstanding options	Options available

December 11, 2009	3.42	1.93	47.7%	1.1%	8.8%	25.0%	0.0	4.0	5,032,800	180,870	180,870
March 24, 2011	6.44	4.16	54.8%	1.1%	12.0%	25.0%	0.0	4.0	1,572,000	84,000	84,000
April 5, 2011	6.44	4.16	54.8%	1.1%	12.0%	25.0%	0.0	4.0	656,000	6,200	6,200
June 30, 2014	19.15	11.01	40.6%	1.1%	12.5%	25.0%	0.0	4.0	2,169,122	708,993	708,993
July 1, 2015	14.51	10.82	40.6%	1.1%	15.7%	25.0%	0.0	4.0	627,810	177,592	177,592
July 1, 2016	14.50	10.14	43.1%	1.1%	12.2%	25.0%	0.0	4.0	820,250	280,124	280,124
July 6, 2017	22.57	12.82	43.4%	1.1%	10.3%	25.0%	0.0	4.0	680,467	442,796	442,796
August 8, 2022	11.07	8.10	70.0%	—%	13.0%	25.0%	0.6	4.0	1,774,418	864,700	864,700
August 8, 2022	11.07	6.40	68.8%	—%	13.2%	33.3%	0.0	3.0	1,514,999	1,027,448	1,027,448
August 19, 2022	11.07	7.39	67.2%	—%	13.6%	100.0%	0.0	1.0	4,900,000	4,624,480	4,624,480
August 19, 2022	11.07	11.54	74.6%	—%	12.7%	33.0%	0.0	5.0	8,900,000	—	—
July 7, 2023	15.60	10.80	75.4%	—%	10.5%	25.0%	1.5	4.0	1,800,000	439,627	439,627
October 23, 2024	4.04	3.25	73.0%	—%	12.9%	25.0%	0.0	4.0	2,200,000	—	—
December 14, 2024	4.17	2.16	72.8%	—%	14.8%	25.0%	0.0	4.0	2,000,000	—	—
									34,647,866	8,836,830	8,836,830
32.3.2RSU
During 2025, the Company did not grant any new awards under its share-based compensation programs, as presented below:

Grant	Exercise rate per tranche	Fair value (in reais)	Remaining term (in years)	Purchasing period up to (years)	Total granted	Total not exercised

July 7, 2021	25.0%	42.67	0.0	4.0	300,000	—
July 7, 2022	25.0%	11.72	0.5	4.0	335,593	13,800
July 7, 2022	25.0%	11.72	0.5	4.0	671,186	38,966
July 7, 2023	25.0%	19.32	1.5	4.0	500,000	57,774
October 23, 2024	25.0%	5.48	2.8	4.0	671,502	276,876
December 13, 2024	25.0%	4.17	2.9	4.0	335,751	148,380
					2,814,032	535,796
32.3.3Phantom shares

Grant	Exercise price (in reais)	Average fair value of option	Volatility	Expected dividend	Average risk-free rate of return	Exercise rate per tranche	Remaining term (in years)	Purchasing period up to (years)	Total granted	Total outstanding	Options available

August 7, 2018	20.43	—	90.8%	0%	14.3%	25.0%	0.0	4.0	707,400	53,520	53,520
April 30, 2020	10.35	0.01	90.8%	0%	14.3%	33.3%	0.0	3.0	3,250,000	30,696	30,696
April 30, 2020	10.35	0.04	86.7%	0%	13.9%	25.0%	0.0	4.0	1,600,000	12,520	12,520
August 17, 2021	33.99	0.01	84.1%	0%	13.7%	25.0%	0.0	4.0	580,000	1,430	1,430
									6,137,400	98,166	98,166

F-70	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
33.RISK MANAGEMENT
35.1Accounting policies
Operating activities expose the Company and its subsidiaries to the following financial risks: (i) market risk, related to interest rate, fuel price and exchange rate, (ii) credit risk and (iii) liquidity risk.
The risks are monitored by the Company’s management and can be mitigated through the use of swaps, forward contracts and options.
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
The fair value hierarchy of the Company's consolidated financial instruments, as well as the comparison between book value fair value, are identified below:

			Carrying amount		Fair value
			December 31,		December 31,
Description	Note	Level	2025	2024	2025	2024

Assets
Long-term investments – TAP Bond	7	2	—	1,004,505	—	1,004,505
Derivative financial instruments

Liabilities and equity
Loans and financing	19	—	(23,059,604)	(14,981,417)	(24,248,794)	(13,949,702)
Convertible debt instruments – conversion right	21	2	(6,448)	(51,740)	(6,448)	(51,740)
Derivative financial instruments	23	2	—	(65,375)	—	(65,375)
Financial instruments whose fair value approximates their carrying value, based on established conditions, mainly due to the short maturity period, were not disclosed.

Azul S.A.	Consolidated Financial Statements	F-71

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
35.3Market risks
35.3.1Interest rate risk
Arise from the possibility of unfavorable variations to which the Company’s cash flows are exposed.

35.3.1.1Sensitivity analysis
As of December 31, 2025, the Company held assets and liabilities linked to different types of interest rates. In the sensitivity analysis of non-derivative financial instruments, the impact was considered only on positions with values exposed to such fluctuations:

	Consolidated
	Exposure to CDI		Exposure to SOFR
Description	Rate (p.a.)	December 31, 2025	Weighted rate (p.a.)	December 31, 2025

Exposed assets (liabilities), net	14.9%	(30,742)	3.7%	(1,495,146)

Effect on profit or loss
Interest rate devaluation by -10%	13.4%	4,944	3.3%	5,485
Interest rate devaluation by -25%	11.2%	12,360	2.8%	13,712
Interest rate appreciation by 10%	16.4%	(4,944)	4.0%	(5,485)
Interest rate appreciation by 25%	18.6%	(12,360)	4.6%	(13,712)
35.3.2Aircraft fuel price risk (“QAV”)
Arise from the possibility of unfavorable fluctuations to which the Company’s cash flows are exposed.
35.3.2.1Sensitivity analysis
The following table demonstrates the sensitivity analysis of the price fluctuation of QAV liter:

	Exposure to price
Description	Price (a)	December 31, 2025

Aircraft fuel	4.2	(5,710,291)

Effect on profit or loss
Devaluation by -10%	3.8	571,029
Devaluation by -25%	3.2	1,427,573
Appreciation by 10%	4.6	(571,029)
Appreciation by 25%	5.3	(1,427,573)
(a)    Average price per liter.
35.3.3Foreign exchange risk
The foreign exchange risk arises from the possibility of unfavorable exchange differences to which the Company's cash flows are exposed.

F-72	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
The equity exposure to the main variations in exchange rates is shown below:

	Exposure to US$		Exposure to €
	December 31,		December 31,
Description	2025	2024	2025	2024

Assets
Cash and cash equivalents	560,717	76,267	12,237	6,420
Long-term investments	—	—	—	1,004,505
Accounts receivable	217,266	687,396	11,469	2,927
Deposits	2,588,149	3,257,360	74,253	11,581
Other assets	60,905	72,360	29,464	5,535
Total assets	3,427,037	4,093,383	127,423	1,030,968

Liabilities and equity
Loans and financing	(21,818,077)	(13,720,427)	—	—
Leases	(12,583,452)	(21,250,461)	—	—
Convertible debt instruments	(397,365)	(1,182,368)	—	—
Accounts payable	(2,847,888)	(3,356,243)	(1,516)	—
Airport taxes and fees	(2,203)	(3,373)	—	—
Provisions	(1,507,285)	(3,947,439)	—	—
Other liabilities	(138)	(31,055)	(84)	(15)
Total liabilities	(39,156,408)	(43,491,366)	(1,600)	(15)
Net exposure	(35,729,371)	(39,397,983)	125,823	1,030,953
Net exposure in foreign currency	(6,493,416)	(6,362,415)	19,450	160,178

35.4 Sensitivity analysis

	Exposure to US$		Exposure to €
Description	Closing rate	December 31, 2025	Closing rate	December 31, 2025

Exposed assets (liabilities), net	5.5	(35,729,371)	6.5	125,823

Effect on profit or loss
Foreign currency devaluation by -10%	5.0	3,572,937	5.8	(12,582)
Foreign currency devaluation by -25%	4.1	8,932,343	4.9	(31,456)
Foreign currency appreciation by 10%	6.1	(3,572,937)	7.1	12,582
Foreign currency appreciation by 25%	6.9	(8,932,343)	8.1	31,456
35.4.1 Credit risk
Credit risk is inherent to the Company's operating and financial activities, mainly disclosed in cash and cash equivalents, long-term investments, accounts receivable, security deposits and maintenance reserves.
Credit limits are established for all customers based on internal classification criteria and the carrying amounts represent the maximum credit risk exposure. Outstanding receivables from customers are frequently monitored by the Company and, when necessary, when necessary, provision for expected credit losses are recognized.

Azul S.A.	Consolidated Financial Statements	F-73

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
Derivative financial instruments are contracted on the over the counter (OTC) market with counterparties that have a business relationship with the Company and can be contracted on commodity and futures exchanges (B3 and NYMEX), which mitigate and contribute to credit risk.
The Company assesses the risks of counterparties in financial instruments and diversifies exposure periodically.
35.5 Liquidity risk
The maturity schedules of the Company’s consolidated financial liabilities as of December 31, 2025 are as follows:

	December 31, 2025
Description	Carrying amount	Contractual cash flows	Until 1 year	From 2 to 5 years	After 5 years

Loans and financing	23,059,604	27,492,023	13,811,356	13,470,438	210,229
Leases	12,711,063	23,182,542	3,601,304	13,622,961	5,958,277
Convertible debt instruments	397,366	856,189	88,996	767,193	—
Accounts payable	4,879,744	6,825,688	5,720,153	1,105,535	—
Airport taxes and fees	1,610,637	2,190,683	920,767	563,148	706,768
	42,658,414	60,547,125	24,142,576	29,529,275	6,875,274
35.6 Capital management
The Company seeks capital alternatives in order to satisfy its operational needs, aiming for a capital structure that it considers adequate for the financial costs and the maturity terms of the funding and its guarantees. The Company’s Management continually monitors its net debt.
34.SALES REVENUE
33.1Accounting policies
33.1.1Revenue from passenger transport and loyalty program
Passenger transportation revenue is recognized when the service is effectively rendered. Tickets sold, but not yet used are recorded under “Air traffic liability, services and loyalty program”, net of the estimated breakage revenue (note 24).
Other revenues, including charter flights, rebooking fees, baggage handling fees and other ancillary services, are recognized together with the primary passenger transportation performance obligation.
In the loyalty program, customers accumulate points based on the amount spent on air transportation and in accordance with the partners' rules. The number of points depends on the customer's category in the loyalty program, market, fare class and other factors including promotional campaigns.
After the sale of a ticket, the Company recognizes a portion of the amount received as revenue when the transportation service is provided and defers the portion corresponding to loyalty program points in accordance with IFRS 15 – Customer Contract Revenue.
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

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
Unused points are recorded and maintained under “Air traffic liability, services and loyalty program” until their effective use or expiration.
33.1.2Other revenues
Other revenues mainly include the transportation of cargo and travel packages and are recognized when performance obligations are met.
33.2Breakdown of sales revenue

	Years ended December 31,
Description	2025	2024	2023

Passenger revenue	20,000,963	18,125,685	17,229,732
Other revenues	1,782,911	1,506,303	1,487,286
Total	21,783,874	19,631,988	18,717,018
Taxes levied
Passenger revenue	(3,237)	(2,550)	(2,004)
Other revenues	(140,244)	(103,230)	(160,589)
Total taxes	(143,481)	(105,780)	(162,593)
Total revenue	21,640,393	19,526,208	18,554,425

Revenues by geographical location are as follows:

	Years ended December 31,
Description	2025	2024	2023

Domestic revenue	17,157,785	16,084,172	14,675,974
Foreign revenue	4,482,608	3,442,036	3,878,451
Total revenue	21,640,393	19,526,208	18,554,425
35.FINANCIAL RESULT
34.1Accounting policies
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
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
34.2Breakdown of financial result

	Consolidated
	Years ended December 31,
Description	2025	2024	2023

Financial income
Interest on short and long-term investments	100,208	148,162	91,353
Sublease receivables	—	1,754	13,314
Debt into equity conversion	734,433	—	—
Fair value of TAP Bond	4,127	37,610	66,053
Others	65,315	51,532	49,421
	904,083	239,058	220,141
Financial expenses
Interest on loans and financing	(2,791,669)	(1,379,560)	(865,107)
Interest on reverse factoring	—	(10,224)	(17,010)
Interest on lease	(2,675,913)	(2,460,514)	(2,420,557)
Interest on convertible instruments	(405,207)	(273,826)	(242,608)
Interest accounts payable and airport taxes and fees	(438,290)	(328,937)	(418,066)
Interest on provisions	(187,372)	(76,989)	(257,419)
Interest on factoring credit card receivables	(327,897)	(327,771)	(334,896)
Amortized cost of loans and financing	(722,718)	(113,908)	(44,894)
Amortized cost of convertible instruments	—	—	(2,622)
Financial operations cost	(248,969)	(130,285)	(84,453)
Fair value of the TAP Bond	(1,056,005)	(14,842)	(25,736)
Restructuring of loans and financing	(542,438)	—	(199,635)
Restructuring of convertible debentures	(334,599)	—	(352,430)
Provision for loss on short-term investments	(117,684)	—	—
Other restructuring costs	(215,354)	—	—
Others	(231,004)	(130,558)	(343,338)
	(10,295,119)	(5,247,414)	(5,608,771)

Derivative financial instruments, net	986,521	317,729	(238,458)
Foreign currency exchange, net	4,207,915	(7,890,179)	1,625,064
Financial result, net	(4,196,600)	(12,580,806)	(4,002,024)

F-76	Consolidated Financial Statements	Azul S.A.

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
36.NON-CASH TRANSACTIONS

	December 31, 2025
Description	Acquisition of property and equipment	Acquisition of capitalized maintenance	Acquisition of intangible	Maintenance prepayment	Maintenance reserves	Capital increase	Compensation of lease	Compensation of accounts payable	Acquisition of lease	Addition the ARO	Compensation of loans and financing	Lease Modifications	Transfers	Execution of letters of credit	Total

Accounts receivable	—	—	—	—	108,732	—	(255,321)	(59,885)	48,326	—	—	—	—	—	(158,148)
Inventories	—	—	—	—	—	—	—	—	—	—	—	—	(31,998)	—	(31,998)
Deposits	—	—	—	—	19,133	—	—	(428,287)	—	—	—	—	7,625	1,875,860	1,474,331
Property and equipment	470,317	—	—	—	—	—	(256,465)	—	—	—	—	—	6,358	—	220,210
Right-of-use assets	—	708,453	—	—	—	—	—	—	1,650,826	450,509	—	(3,109,311)	156,729	—	(142,794)
Intangible assets	—	—	15,103	—	—	—	—	—	—	—	—	—	—	—	15,103
Other assets	—	—	—	73,195	—	—	(176,990)	—	—	—	—	—	(131,089)	79,922	(154,962)
Loans and financing	(103,136)	(284,671)	—	—	—	878,617	(256,514)	—	—	—	(362,466)	—	(38,576)	(1,979,278)	(2,146,024)
Leases	—	—	—	—	—	308,265	945,290	—	(1,725,558)	—	—	2,131,152	155,586	—	1,814,735
Convertible debt instruments	—	—	—	—	—	—	—	—	—	—	362,466	—		—	362,466
Accounts payable	(367,181)	(423,782)	(15,103)	(73,195)	(127,865)	7,608	—	488,172	26,406	—	—	—	(163,211)	23,496	(624,655)
Derivative financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	38,576	—	38,576
Provisions	—	—	—	—	—	—	—	—	—	(450,509)	—	978,159	—	—	527,650
Equity	—	—	—	—	—	(1,194,490)	—	—	—	—	—	—	—	—	(1,194,490)

December 31, 2025	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Azul S.A.	Consolidated Financial Statements	F-77

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)

	December 31, 2024
Description	Acquisition of property and equipment	Acquisition of capitalized maintenance	Acquisition of intangible	Maintenance prepayment	Maintenance reserves	Reverse factoring	Compensation of lease	Compensation of accounts payable	Acquisition of lease	Addition the ARO	Lease modifications	Transfers	Others	Total

Accounts receivable	—	—	—	—	240,950	—	(92,703)	(600,978)	—	—	—	—	—	(452,731)
Aircraft sublease	—	—	—	—	—	—	(9,467)	—	—	—	—	(27,086)	—	(36,553)
Inventories	—	—	—	—	—	—	—	—	—	—	—	(2,261)	(9,878)	(12,139)
Deposits	—	—	—	—	(81,304)	—	—	—	—	—	—	—	—	(81,304)
Property and equipment	875,504	—	—	—	—	—	—	—	—	—	—	(8,496)	(53,137)	813,871
Right-of-use assets	—	229,091	—	—	—	—	—	—	2,765,174	713,649	234,860	66,248	—	4,009,022
Intangible assets	—	—	65,659	—	—	—	—	—	—	—	—	(37)	—	65,622
Other assets	—	—	—	230,222	—	—	—	—	—	—	—	(28,368)	—	201,854
Loans and financing	—	—	—	—	—	—	—	(654,854)	—	—	—	—	—	(654,854)
Leases	—	—	—	—	—	—	102,170	—	(2,771,846)	—	(231,459)	—	—	(2,901,135)
Accounts payable	(875,504)	(229,091)	(65,659)	(230,222)	(159,646)	208,804	—	1,255,832	2,769	—	—	—	63,015	(29,702)
Reverse factoring	—	—	—	—	—	(208,804)	—	—	—	—	—	—	—	(208,804)
Provisions	—	—	—	—	—	—	—	—	—	(713,649)	(3,401)	—	—	(717,050)
Other liabilities	—	—	—	—	—	—	—	—	3,903	—	—	—	—	3,903

December 31, 2024	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	December 31, 2023
Description	Acquisition of property and equipment	Acquisition of capitalized maintenance	Acquisition of intangible	Maintenance reserves	Reverse factoring	Loans and financing	Sale and leaseback	Compensation of sublease	Compensation of lease	Acquisition of lease	Addition the ARO	Modification	Transfers	Total

Accounts receivable	—	—	—	—	—	—	—	—	(401,267)	—	—	—	587,157	185,890
Aircraft sublease	—	—	—	—	—	—	—	(39,505)	—	—	—	—	—	(39,505)
Inventories	—	—	—	—	—	—	—	—	—	—	—	—	22,110	22,110
Deposits	—	—	—	116,173	—	—	—	—	—	—	—	—	(587,157)	(470,984)
Advances to suppliers	—	—	—	—	—	—	—	—	—	—	—	—	(2,783,489)	(2,783,489)
Property and equipment	208,154	—	—	—	—	79,222	(3,845)	—	(641)	5,052	—	—	73,310	361,252
Right-of-use assets	—	229,884	—	—	—	—	—	—	—	1,084,930	501,864	987,188	(18,792)	2,785,074
Intangible assets	—	—	82,712	—	—	—	—	—	—	—	—	—	192	82,904
Loans and financing	—	—	—	—	—	(79,222)	—	—	—	—	—	—	1,067	(78,155)
Leases	—	—	—	—	—	—	—	39,505	239,000	(1,137,073)	—	(1,237,322)	(24,207)	(2,120,097)
Accounts payable	(208,154)	(229,884)	(82,712)	(116,173)	391,676	—	3,845	—	38,950	10,785	—	—	2,672,703	2,481,036
Reverse factoring	—	—	—	—	(391,676)	—	—	—	—	—	—	—	—	(391,676)
Provisions	—	—	—	—	—	—	—	—	—	—	(501,864)	250,134	97,819	(153,911)
Other liabilities	—	—	—	—	—	—	—	—	123,958	36,306	—	—	(40,713)	119,551

December 31, 2023	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Azul S.A.	Consolidated Financial Statements	F-78

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
37.COMMITMENTS
37.1Aircraft acquisition
Through contracts with manufacturers and lessors, the Company committed to acquiring certain aircraft, as follows:

	December 31,
Description	2025	2024

Lessors	9	17
Manufacturers	52	94
	61	111
The amounts shown below are brought to present value using the weighted discount rate for lease operations, equivalent to 18.4% (15.8% on December 31, 2024) and do not necessarily represent a cash outflow, as the Company is evaluating the acquisition of financing to meet these commitments.

	December 31,
Description	2025	2024

2025	—	1,960,910
2026	1,297,521	2,517,365
2027	978,011	5,910,751
2028	836,170	5,284,514
2029	2,344,423	3,691,292
After 2029	5,419,765	1,088,322
	10,875,890	20,453,154
37.2Letters of credit
The letters of credit outstanding for the following purposes:

	December 31,
	2025		2024
Description	R$	US$	R$	US$

Security deposits and maintenance reserves	50,816	9,235	2,379,135	384,209
Bank guarantees	—	—	7,005	—
	50,816	9,235	2,386,140	384,209
38.SUBSEQUENT EVENTS
After December 31, 2025, the Company advanced in the implementation of the Restructuring Plan conducted under Chapter 11 proceedings. The following significant events occurred:
On January 6, 2026, the public offering aimed at the mandatory capitalization of the Senior Notes 1L and 2L was approved, representing a central stage of the Plan. This transaction involved the conversion of credits held by investors into the Company’s equity, resulting in a capital increase of R$7.4 billion.
On January 12, 2026, the entire class of preferred shares was converted into common shares at a ratio of 75 common shares for each preferred share, resulting in the share capital being represented exclusively by common shares.

Azul S.A.	Consolidated Financial Statements	F-79

«Table of Contents | « Index to Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2025
(In thousands of Brazilian reais – R$, unless otherwise indicated)
On January 14, 2026, a capital increase of R$1.2 billion was approved following the exercise of warrants distributed free of charge as part of the offering described above. The exercise increased the Company’s capital base and adjusted its shareholding structure in accordance with the terms agreed with creditors under the Plan.
On January 19, 2026, the mandatory conversion of the convertible debentures was completed, as resolved by the debenture holders. This conversion resulted in a capital increase of R$1.0 billion.
From January 23 to February 6, 2026, the Company launched, priced, and completed a private offering of senior debt securities (“Exit Financing”), raising US$1.4 billion. The proceeds were fully used to repay the DIP financing and to provide liquidity for the final execution of the Plan.
On February 11, 2026, the Administrative Council for Economic Defense (CADE) approved the investment by United Airlines in the amount of US$100 million, enabling the investor to participate in the public offering of new capital (Equity Rights Offering – “ERO”).
On February 18, 2026, the allocation process for the ERO was completed, resulting in a capital increase of R$5.0 billion, consisting of both new capital contributions and the optional capitalization of the DIP Financing. The Company approved and completed the reverse stock split at a ratio of 75 shares to 1, with no change to the share capital, and all share quantities reported after that date already reflect the effects of the reverse split.
The Company also entered into amendments to investment agreements with American Airlines and United Airlines providing for additional capital contributions of up to US$200 million, in addition to US$100 million from certain existing creditors. Additional warrants were also issued which, if exercised, may result in additional capital contributions of up to US$25 million.
On February 19, 2026, the Board of Directors approved the issuance of three series of warrants contemplated in the Plan, directed to American Airlines, unsecured creditors, and to United Airlines and certain creditors. If fully exercised, these warrants may result in potential dilution of up to 12.5% for shareholders who do not exercise their preemptive rights. On the same date, the members of the Strategic Committee provided for in the Plan were elected, subject to certain conditions precedent. The committee will be responsible for overseeing the Company’s strategy and post-reorganization implementation.
On February 20, 2026, the Company completed its formal exit from the Chapter 11 process, following the verification of the conditions set forth in the Plan. Azul emerged with reduced financial debt and lease obligations, a substantial improvement in liquidity and leverage, and a reorganized capital structure. On the same date, consolidated share capital increased to R$21.8 billion.
On March 25, 2026, the Company held a shareholders’ meeting to approve a reverse stock split at a ratio of 150,000 to 1, as requested by B3. The effectiveness and implementation of the reverse stock split will occur as of April 20, 2026, when the Company’s shares will begin trading under the ticker symbol AZUL3. As disclosed in the materials made available in connection with the EGM meeting call notice, shareholders holding common shares issued by the Company in a amount that is not a multiple of 150,000 may, until April 17, 2026, at their sole and exclusive discretion, adjust their respective positions through market transactions, by aggregating their holdings into lots comprising multiples of 150,000 shares, through trading on B3. Additionally, in compliance with the Chapter 11 reorganization plan, the Company has requested that B3 delist the April 2025 Notes, which were cancelled upon consummation of the plan.

F-80	Consolidated Financial Statements	Azul S.A.